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RECD S.E.C.
FEB 8 2002
1086

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

02013556

FirstEnergy Corp.
Exact name of registrant as specified in charter

0001031296
Registrant CIK Number

Form U-5B Registration Statement
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

3039
SEC File Number, if available

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, February 7, 2002.

FirstEnergy Corp.
(Registrant)

By: Mary Hockwalt Bell
Mary Hockwalt Bell, Attorney

[51124]

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ...., 2002, that the information set forth in this statement is true and complete.

____

(Registrant)

By: ....

INDEX OF EXHIBITS

A-1	Corporate chart of FirstEnergy and its subsidiaries.
E-1	Electric System Map of FirstEnergy.
E-2	Gas System Map of FirstEnergy.
F-1	Annual Report to Shareholders of FirstEnergy for the year ended December 31, 2000.
F-2	Annual Report to Shareholders of GPU Inc. for the year ended December 31, 2000.
G-1	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for The Cleveland Electric Illuminating Company, 12/31/2000.
G-2	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for The Toledo Edison Company, 12/31/2000.
G-3	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for Ohio Edison Company, 12/31/2000.
G-4	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others to The Pennsylvania Public Utility Commission for Pennsylvania Power Company, 12/31/2000.
G-5	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for Metropolitan Edison Company, 12/31/2000.
G-6	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for Pennsylvania Electric Company (including The Waverly Electric Light and Power Company), 12/31/2000.
G-7	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for Pennsylvania Power, 12/31/2000.
G-8	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for Jersey Central Power & Light Company, 12/31/2000.
G-9	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for York Haven Power Company, 12/31/2000.
G-10	FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others for American Transmission Systems, Incorporated , 12/31/2000.

G-11 FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others to The Public Utilities Commission of Ohio for Ohio Edison Company, 12/31/2000.

G-12 FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others to The Public Utilities Commission of Ohio for The Cleveland Electric Illuminating Company, 12/31/2000.

G-13 FERC Form No. 1: Annual Report of Major Electric Utilities, Licensees and Others to The Public Utilities Commission of Ohio for The Toledo Edison Company, 12/31/2000.

G-14 Electric and/or Gas Utilities Classes A and B Annual Report of Pennsylvania Electric Company (including The Waverly Electric Light and Power Company) for the Year ended 12/31/2000 to the State of New York Public Service Commission.

G-15 Annual Report of Pennsylvania Electric Company to the Pennsylvania Public Utility Commission for the Year ended 12/31/2000.

G-16 Annual Report of Metropolitan Edison Company to the Pennsylvania Public Utility Commission for the Year ended 12/31/2000.



A
Fort Industry
HMC
GMI
Jockman
Dixie
Talmadge
Bellevue
Westgate
JNC
Lopier
Ironville
UOT
TOLEDO
Oregon
Vulcan
Locust
Frey
Angola
Maclean
Hawthorne
WCC
HWC
OLP
CRC
DLA
Lime City
Five Points
DE
SEE DETAIL A
BAYSHORE
MICHIGAN
OHIO
INDIANA
Allen Junction
Lyons
Fayette
Reno
Decant
DAVIS-BESSE
NSS
Wentworth
Eber
Wauseon
WOR
York
Delta
Swanton
LAC
Whitehouse
Lynch
Toussaint
Lakeview
AVON LAKE
EDGEWATER
LORAIN
W. LORAIN
USS Kobe
BRYAN
Stryker
Napoleon
Midway
Lemoyne
Ottawa
Greenfield
New Departure
Ridgeville
Woodville No. 2
KHC
Ford
NASA
SANDUSKY
Brim
BOWLING GREEN
W. Fremont
OP
Avery
Shinrock
Johnson
Murray
Gates
Richland
MDC
DMC
Sw Defiance
DEFIANCE
ELYRIA
Carlisle
NORWALK
Wellington
B
Chrysler
Chamberlin
Hudson
Terex
Iro
Dual Rail

FirstEnerg

SYSTEM FACIL



-BESSE
SANDUSKY
NORWALK
EDGEWATER
W. LORAIN
LORAIN
ELYRIA
AVON LAKE
CLEVELAND
LAKE SHORE
SEE DETAIL C
EASTLAKE
PERRY
ASHTABULA
ASHTABULA
SEE DETAIL B
AKRON
ALLIANCE
YOUNGSTOWN
NILES
SHARON
MERCER
NEW CASTLE
OHIO
PENNSYLVANIA
Lakeview
Greenfield
Ford
NASA
New Departure
Brush Wellman
Avery
Shinrock
Beaver
USS Kobe
Murray
Johnson
Gates
Carlisle
Wellington
Brunswick
Stoney
W Medina
Ryan
Granger
Seville
Wadsworth Muni
Star
Moore
Dale
Nursery
Nash
Newell
Nelson
Leroy Center
Pinegrove
Spruce
Sanborn
Zenith
PCD
Hanna
AS
Bluebell
Pidgeon
Copperweld
Franklin
Peckard
Elm
Cortland
Ivanhoe
Garden
Bridge
Mahoningside
Evergreen
Burton
Newton Falls
Highland
Central
Mesury
Tod
GM
EEC
Commerce
Riverbend
Wickcliffe
NSS Lincoln Park
Boardman
Nevada
Dobbins
Lowellville
CAPARO-1M
Crossland
Sharon
Shenango
Cedar St
Ellwood Industrial
Ellwood Steel
McDowell
Maysville
Haysdale
Dual Rail
DOWNING AVE.
BUFFALO ROAD
ERIE EAST
GREEN GARDEN
ROLLING MEADOWS
FAIRVIEW EAST
FRENCH RD.
GORE JCT
ERIE SOUTH
ERIE WEST
EDINBORO SOUTH
UNION CITY
SPRINGBORO
VENANGO JCT
MORGAN ST
WAYNE
GENEVA
UTICA JCT
CALRK SUMMIT
ECLIPSE
HANDSOME LAKE
Seneca
INTERCONNECTION BET KEYSTONE OWNERS OF WEST PENN POWER

y

ITIES



INTERCONNECTION WITH NIAGARA MOHAWK
N E W Y O R K
P E N N S Y L V A N
INTERCONNECTION WITH WEST PENN POWER CO.
HILLSIDE
INTERCONNECTION WITH NEW YORK STATE ELECTRIC & G
NORTH WAVERLY
EAST SAYRE
CORRY EAST
WARREN
ELM ST.
SENECA
WARREN SOUTH
GLADE
LEWIS RUN
FARMERS VALLEY
TWO MILE RUN
TO POTTER (W.P.P. CO.)
COLD
OSCEOLA
SABINSVILLE
NILES VALLEY
WARD
TOWER HILL
MANSFIELD
SOUTH TROY
EAST TOWANDA
TITUSVILLE
GROVER
GRANDVIEW
FOREST
PENNTECH PAPERS
RIDGWAY
ELKO (W.P.P. CO.)
INTERCONNECTION WITH WEST PENN POWER CO.
LOBO (W.P.P. CO.)
INTERCONNECTION WITH WEST PENN POWER CO.
TO CHAPMAN (P.P.&L. CO.)
INTERCONNECTION WITH PENNA. POWER & LIGHT CO.
MAYNIE
WHETSTONE
MOSHANNON SWITCHING STATION
PINEY
TO BURMA (W.P.P. CO.)
INTERCONNECTION WITH WEST PENN. POWER CO.
HARVEY RUN
PINEY CREEK
BROOKVILLE
DUBOIS
RINGGOLD COGEN
ROCKTON MT.
SHAWVILLE
TIMBLIN
PUNXSUTAWNEY
TRADE CITY
PHILIPSBURG
GRAPHIC SCALE
0
10
15
20
30
INTERCONNECTION WITH WEST PENN POWER CO.
MADERA
WESTOVER SOUTH
DIXONVILLE EAST
GARMAN
SHELOCTA
KEYSTONE
EAST PIKE
GLORY
SPANGLER
TYRONE NORTH
SHINGLETOWN (W.P.P. CO.)
YEAGERTOWN
EDGEWOOD
LUCERNE
INTER-POWER
LEWISTOWN
CTION BETWEEN
TATE ELEC. & GAS


N
INTERCONNECTION WITH NEW YORK STATE ELECTRIC & GAS
HILLSIDE
NORTH WAVERLY
GOUDEY
EAST SAYRE
LAUREL LAKE
THOMPSON
TIFFANY
OSCEOLA
WARD
TOWER HILL
NILES VALLEY
MANSFIELD
SOUTH TROY
EAST TOWANDA
NORTH MESHOPPEN
LENOX
OXBOW
MEHOOPANY
GROVER
LACKAWANNA (P.P.&L. CO.)
INTERCONNECTION WITH PENNA. POWER AND LIGHT CO.
INTERCONNECTION WITH CENTRAL HUDSON GAS & ELECTRIC
INTERCONNECTION WITH WEST PENN POWER CO.
VERNON
FRANKLIN
BUSHKILL (P.P.&L. CO.)
INTERCONNECTION WITH PENNA POWER & LIGHT CO.
SHAWNEE
YARDS CREEK
KITTATINNY
NEWTON
MONTVILLE
FOX HILL
NORTH BANGOR
PORTLAND
POHATCONG MOUNTAIN
FLANDERS
WEST WHARTON
INTERCONNECTION WITH PUBLIC SERVICE ELECTRIC & GAS
GRAPHIC SCALE
0
10
15
20
30
PEQUEST RIVER
GREYSTONE
WHIPPANY
CHESTER
MORRISTOWN
BELFAST
CHURCHVILLE
NORTHWOOD
GLENDON
MORRIS PARK
GLEN GARDNER
TRAYNOR
GILLETTE
READINGTON
PARALLEL (2) CIRCUITS BETWEEN SAYREVILLE & WHIPPANY
GILBERT
TO BRANCHBURG (P.S.E.&G.)
THREE (3) COGEN'S IN THE SAYREVILLE AREA PARLIN & SOUTH RIVER, & RED OAK
EAST FLEMINGTON
ALBURTIS (P.P.&L. CO.)
WERNER
AUT. ABERDEEN



AKRON
Hudson
Terex
Ira
Darrow
Brady
W. Ravenna
Valley
W. Akron
Rosemont
Pine
Babb
Evans
Aetna
Urban
Tusc
Goodyear
E. Akron
Gilchrist
Firestone
Barberton
S. Akron
Clayben
Lakemore
B&W
Moore
MANSFIELD
Dual Rail
OP
Brookside
Empire
Madison
Leesville
Ontario
Longview
Galion
MARION
Hamilton
Roberts
LTV
Marion Steel
Crissinger
Cardington
DPL
Kirby
CSP
Tangy
Mill Creek
C
SPRINGFIELD
Clark
Mad River
E. Springfield
London
AVON LAKE
LAKE SHORE
CLEVELAND
Hamilton
Hazel
Crestwood
Dawson
Darwin
APR
Clark
Jennings
LTV
Admiral
Astor
Lorain
Clinton
Graham
Grovewood
Garfield
Dell
NASA
Eaton
IXC
Ford
PDB
Fox
Furlong
Harding
GMC
Hummel
Elden
Dunkirk
Essex
SSP
Hancock
Issler
Fowles
Crystal
Clifford
Faber
Griffin
Imperial
Galixie
Erie
Emily
Dunbar


MANSFIELD
Galion
Cardington
OP
Cloverdale
MP
DLC
SAMMIS
BEAVER VALLEY
MANSFIELD
Jackson
Three River Alum.
Epworth
Fernway
Pine
PENNSYLVANIA
WEST VIRGIN
BURGER
C
EASTLAKE
LAKE SHORE
AVON LAKE
CLEVELAND
Nathan
Liberty
Lamont
Lloyd
Lincoln
Kipling
Nottingham
Judi
Marble
Newport
Mayfield
Nelson
Lark
Kepler
Jordan
Kenyon
Keith
Kelly
Kendall
Lester
Maxwell
Longfield
Hamilton
Horizon
Hazel
LTV
APR
Clark
Jennings
Inland
Ivy
Newburg
Crest-wood
Dawson
Darwin
Admiral
Astor
Lorain
Dell
NASA
Eaton
IXC
Ford
PDB
Clinton
Graham
Gravewood
Garfield
Fox
Furlong
Harding
GMC
Hummel
Essex
Elden
Dunkirk
Fowles
Inco
Grant
Irwin
Northfield
Juniper
SSP
Hancock
Issler
Pleasant Valley
Krick
Crystal
Clifford
Faber
Griffin
Imperial
Galixie
Erie
Emily
Dunbar
Hickory
ABBREVIATIONS
CSP - - - - COLUMBUS SOUTHERN POWER (AEP)
DPL - - - - DAYTON POWER AND LIGHT
DE - - - - DETROIT EDISON
DLC - - - - DUQUESNE LIGHT CO.
MLP - - - - MUNICIPAL LIGHT AND POWER
MP - - - - MONONGAHELA POWER
OP - - - - OHIO POWER CO. (AEP)
PE - - - - PENNSYLVANIA ELECTRIC COMPANY
WPP - - - - WEST PENN POWER


GRAPHIC SCALE
0 10 15 20 30
P E N N S Y L V A N I A
M A R Y L A N D
TUSVILLE
GRANDVIEW
MEHOOPANY
FOREST
PENNTECH PAPERS
RIDGWAY
ELKO (W.P.P. CO.)
INTERCONNECTION WITH WEST PENN POWER CO.
WHETSTONE
HARVEY RUN
DUBOIS
ROCKTON MT.
SHAWVILLE
MOSHANNON SWITCHING STATION
LOBO (W.P.P. CO.)
TO CHAPMAN (P.P.&L. CO.)
INTERCONNECTION WITH PENNA. POWER & LIGHT CO.
HAYNIE
PINEY
TO BURMA (W.P.P. CO.)
PINEY CREEK
INTERCONNECTION WITH WEST PENN. POWER CO.
BROOKVILLE
RINGGOLD COGEN
TIMBLIN
PUNXSUTAWNEY
TRADE CITY
PHILIPSBURG
MADERA
WESTOVER SOUTH
DIXONVILLE EAST
GARMAN
SPANGLER
GLORY
TYRONE NORTH
SHINGLETOWN (W.P.P. CO.)
YEAGERTOWN
KEYSTONE
SHELOCTA
EAST PIKE
EDGEWOOD
LUCERNE
HOMER CITY
INTER-POWER
AMER. HYDRO
LEWISTOWN
WESTFALL
ALTOONA
CAMBRIA SLOPE
SUMMIT
CONEMAUGH DAM HYDRO
BLAIRSVILLE EAST
FLORENCE
CONEMAUGH
SEWARD
JACKSON RD.
JOHNSTOWN
BON AIR
SPRUCE ST.
BRW STEEL HILLTOP
COOPER
PROSPECT
CONEMER
REEDER ST.
SALIX
RAYSTOWN
ALLEGHENY ELECTRIC COOP
HILL VALLEY
REEDS GAP SW. STA.
REEDS GAP
BLAIN
JUNIATA (P.P.&L. CO.)
INTERCONNECTION WITH PENNA POWER & LIGHT CO.
DAUPHIN (P.P.&L. CO.)
N. HERSHEY
N. LEBANON
S. LEBANON
IRONWOOD
HUMMELSTOWN (P.P.&L. CO.)
MIDDLETOWN JCT.
YORK HAVEN
BRUNNER ISLAND (P.P.&L. CO.)
INTERCONNECTION WITH CONEMAUGH OWNERS
TOWER 51
RACHEL HILL
CLAYSBURG
CURRYVILLE
SAXTON
THREE SPRINGS
SHADE GAP
SCALP LEVEL
OSTERBURG EAST
QUEMAHONING
HOOVERSVILLE
RALPHTON
CENTRAL CITY WEST
BEDFORD NORTH
SNAKE SPRING
ROXBURY
CARLISLE PIKE
P.P.G.I.
MOUNTAIN
ALLEN
DILLSBURG
ROUNDTOP
NEWBERRY
CLY
GLADES
ZIONS VIEW
PLEASUREVILLE
SMITH ST.
TAXVILLE
JACKSON
HD
MT. ROSE
YOE
WEST HELLAM
YORKANA
WINDSOR
SOMERSET
ALLEGHENY
GARDNERS
INTERCONNECTION WITH WEST PENN POWER CO.
ROCKWOOD
ARNOLD R.E.C.
MEYERSDALE NORTH
INTERCONNECTION WITH ARNOLD R.E.C.
YOUGHIOGHENY
PENN MAR
HUNTERSTOWN
HAMILTON
MENGES MILLS
VIOLET HILL
BAIR
GLATFELTER
OXFORD
LINCOLN
ORRTANNA
GERMANTOWN
N. HANOVER
GITTS RUN
FAIRVIEW
HILL
CROSSROADS
TOLNA
TO PEACH BOTTOM (N.O.)
TO CARROLL
INTERCONNECTION WITH POTOMAC EDISON COMPANY
TO CONASTONE (BALTIMORE GAS & ELECTRIC CO.) (N.O.)
GARRETT
DEEP CREEK


LEGEND
115 and 138 KV LINES
230 KV LINE
345 KV LINE
500 KV LINE
INTERCONNECTION
SUBSTATION
CG COGENERATION
FE OWNED GENERATING STATION
GENERATING STATION (OWNED BY OTHERS)
As of December 31,2001
NEW JERSEY
DEL
INTERCONNECTION WITH PENNA POWER & LIGHT CO.
INTERCONNECTION WITH PUBLIC SERVICE ELECTRIC & GAS
INTERCONNECTION WITH CONECTIV
TO PEACH BOTTOM (N.O.)
TO CONASTONE (BALTIMORE GAS & ELECTRIC CO.) (N.O.)
TO LUMBERTON (P.S.E.&G. CO.)
TO CLARKSVILLE (P.S.E.&G.)
TO DEANS (P.S.E.&G.)
TO SALEM (P.S.E.&G.)
PHILADELPHIA ELECTRIC CO
DAUPHIN (P.P.&L. CO.)
HUMMELSTOWN (P.P.&L. CO.)
BRUNNER ISLAND (P.P.&L. CO.)
N. HERSHEY
N. LEBANON
S. LEBANON
IRONWOOD
N. TEMPLE
S. READING
NORTH BOYERTOWN
MIDDLETOWN JCT.
TMI
YORK HAVEN
ROUNDTOP
NEWBERRY
CLY
GLADES
ZIONS VIEW
PLEASUREVILLE
SMITH ST.
TAXVILLE
JACKSON
HO
MT. ROSE
WEST HELLAM
YORKANA
YOE
VIOLET HILL
HAMILTON
MENGES MILLS
CLATFELTER
BAIR
WINDSOR
GITTS RUN
ANOVER
FAIRVIEW
HILL
CROSSROADS
TOLNA
ENGLISHTOWN
RED BANK
ATLANTIC
OCEANVIEW
WINDSOR
EAST WINDSOR
SMITHBURG
LARRABEE
COOKSTOWN
S. RIVER
LEISURE VILLAGE
WHITINGS
MANITOU
FORKED RIVER
OYSTER CREEK

Annex A

Central Power (Holdings) Limited (100.00%)
Contracting From Midlands Electricity Limited (100.00%)
EA Technology Limited (7.89%)
Easy Power Limited (100.00%)
Electra Brands Limited (6.60%)
ElectraLink Limited (7.82%)
Electricality Limited (100.00%)
Electricity Association Limited (5.9%)
Electricity Pension Trustees Limited (5.9%)
Electricity Pensions Limited (5.88%)
Energy Data Services (UK) Limited (100.00%)
Energy Partners Limited (100.00%)
Energy Solutions (UK) Limited (100.00%)
Enizade Limited (100.00%)
Future Gen Limited (100.00%)
Gol Energy Limited (100.00%)
GPU Power Distribution Limited (100.00%)
GPU Power Engineering Limited (100.00%)
GPU Power Investments Ltd. (100.00%)
Achilles Group Limited
Asset Investment Trading Limited (100.00%)
Energy Services (UK) Limited (100.00%)
Geophysical Mapping Services Limited (100.00%)
MEB (Contracting) Limited (100.00%)
MEB (Overseas) Limited (100.00%)
MEB Gas Limited (100.00%)
MEB Trading Limited (100.00%)
Metering Services Limited (100.00%)
Midland Construction Limited (100.00%)
Midlands Electricity International Limited (100.00%)
Midlands Electricity Metering Limited (100.00%)
Midlands Energy Limited (100.00%)
Midlands Metering Services Limited (100.00%)
Midlands Power Limited (100.00%)
Midlands Sales Limited (100.00%)
Peregrine Midlands Limited (49.00%)
Powerline Energy Services Limited (100.00%)
Romco Limited (100.00%)
Sisyphus Quebec Limited (100.00%)
Systemes M31 Inc. (31.02%)
The Energy Services Company Limited (100.00%)
GPU Power Networks (UK) Limited (100.00%)
GPU Power Serve Limited (100.00%)
GPU Power UK Limited (100.00%)
GPU Power Utilities Limited (100.00%)
GPU Telecoms UK Limited (100.00%)
MEB Connection Limited (100.00%)
MEB Corporate Insurance Limited (100.00%)
MEB Home Power Limited (100.00%)
MEB Leasing (December) Limited (100.00%)
MEB Leasing (March) Limited (100.00%)
MEB Leasing (September) Limited (100.00%)
MEB Limited (100.00%)
MEB Logistics Limited (100.00%)
MEB Manx Limited (100.00%)
MEB Power Care Limited (100.00%)
MEB Power Force Limited (100.00%)
MEB Power Limited (100.00%)
MEB Power Projects Limited (100.00%)
MEB Power Switch Limited (100.00%)
MEB Powernet Limited (100.00%)
MEB Response Limited (100.00%)
MEB Supply Services Limited (100.00%)
MEB System Limited (100.00%)
Meter Services Limited (100.00%)
Midlands Electricity (Property) Limited (100.00%)
Midlands Electricity (Share Scheme Trustees) Limited (100.00%)
Midlands Electricity Contracting Limited (100.00%)
Midlands Electricity Electrical Contracting Limited (100.00%)
Midlands Electricity Group plc (100.00%)
Mucklow Hill (Three) Limited (100.00%)
Mucklow Hill (Two) Limited (100.00%)
Midlands Electricity Retail Limited (100.00%)
Midlands Electricity Trading Limited (100.00%)
Midlands Generation Limited (100.00%)
Midlands Investments Limited in Liquidation (100.00%)
Midlands Power (Holdings) Limited (100.00%)
Midlands Power Generation Limited (100.00%)
Midlands Power (Hungary) Limited (100.00%)
Midlands Power International Limited (100.00%)
Forestgen Limited (100.00%)
Midlands Generation (Overseas) Limited (100.00%)
Trakya Elektrik Uretim ve Ticaret A.S. (31.00%)
Midlands Hydrocarbons (Pakistan) Limited (100.00%)
Midlands Power (Bangladesh) Limited (100.00%)
Midlands Power (Consultancy) Limited (100.00%)
Midlands Power (Europe) Limited (100.00%)
Midlands Power (HPL) Limited (100.00%)
Humber Power Limited (25.00%)
Midlands Power (Indus) Limited (100.00%)
Midlands Power (One) Limited (100.00%)
Midlands Power (Pakistan) Limited (100.00%)
Midlands Power (Philippines) Limited (100.00%)
Midlands Power (Sulelman) Limited (100.00%)
Midlands Power (Uch) Limited (100.00%)
Midlands Power (Isle of Man) Limited (100.00%)
UPL HC1.LDC (40.00%)
UPL HC2.LDC (40.00%)
Midlands Power (UK) Limited (100.00%)
Midlands Power (TPL) Limited (100.00%)
Teesside Power Holdings Limited (15.00%)
Teesside Power Limited (19.23%)
Midlands Power Services Limited (100.00%)
Mr. Electric Limited (100.00%)
Non-Fossil Purchasing Agency Limited (8.30%)
NPGT Limited (40.00%)
Ongen Limited (100.00%)
REC Collect Limited (25.00%)
Redgen Limited (100.00%)
Redigen Limited (100.00%)
Servgen Limited (100.00%)
St. Clements Services Limited (9.87%)
Value Power Services Limited (100.00%)

FirstEnergy Corp.
As of 1/1/02



Ohio Edison Company
OES Capital, Incorporated
OES Finance, Incorporated
OES Fuel, Incorporated
OES Nuclear, Incorporated
OES Ventures, Incorporated
PNBV Capital Trust
Ohio Edison Financing Trust
Ohio Edison Financing Trust II
Pennsylvania Power Company
Ohio Valley Electric Corporation¹
Indiana-Kentucky Electric Corporation²
The Cleveland Electric Illuminating Company³
Centerior Funding Corporation
The Toledo Edison Capital Corporation³
Cleveland Electric Financing Trust I
The Toledo Edison Company³
The Toledo Edison Capital Corporation
Ohio Valley Electric Corporation¹
Indiana-Kentucky Electric Corporation²
American Transmission Systems, Incorporated
The Alliance Participants Administrative and Startup Activities Company, LLC ⁴
FE Acquisition Corp.
Mid-Atlantic Energy Development Co.
FirstEnergy Properties, Inc.
BSG Properties, Inc.
Centerior Service Company
FirstEner Facilitie Service Group, LI
A.A. Duckett Inc.


FirstEnergy Facilities Services Group, LLC
FE Holdings, L.L.C.
FELHC, Inc.
FirstEnergy Service Company
FirstEnergy Securities Transfer Company
FirstEnergy Nuclear Operating Company
FirstEnergy Solutions Corp. (f/n/a "FirstEnergy Services Corp.")
FirstEnergy Ventures Corp.
Ancoma, Inc.
Colonial Mechanical Corporation
Dunbar Mechanical Inc.
Edwards Electrical & Mechanical, Inc.
The Hattenbach Company
L.H. Cranston and Sons, Inc.
R.P.C. Mechanical, Inc.
Roth Bros., Inc.
Spectrum Controls Systems, Inc.
Webb Technologies, Inc.
Elliott-Lewis Corporation
A.A. Duckett, Inc.
E-L Enterprises, Inc.
Sautter Crane Rental, Inc.
R.L. Anderson, Inc.
Modern Air Conditioning, Inc.
Airdex Air Conditioning Corporation
FirstEnergy Generation Corp.
Penn Power Energy, Inc.
FirstEnergy Engineering, Incorporated
Bay Sh Pow Comp
Center Energ Services, (d/b/a "T Group
Centeri Powe Enterpri Inc.
Firs Telecom C
Advance Technolog Developm Corp.
Warrenton Terminal,
Enginee Processes,
Eastroc Technologi LLC
Centeri Communica Holdings,


FirstEnergy Corp.
FirstEnergy Ventures Corp.
MARBEL Energy Corporation
Centerior Indemnity Trust
PowerSpan Corp.[8]
First Communications, LLC[9]
Jersey Central Power & Light Company
Pennsylvania Electric Company
Bay Shore Power Company
Northeast Ohio Natural Gas Corp.
Saxton Nuclear Experimental Corporation[10]
Saxton Nuc Experimen Corporatio
Centerior Energy Services, Inc. (d/b/a "The E Group")
Marbel Holdco, Inc.[7]
Nineveh Water Company
The Waverly Electric Power and Light Company
Great Lakes Energy Partners, LLC
Centerior Power Enterprises, Inc.
JCP&L Transition Holdings, Inc.
JCP&L Preferred Capital, Inc.
FirstEnergy Telecommunications Corp.
JCP&L Transition, Inc.
JCP&L Capital, L.P.
Advanced Technologies Development Corp.
JCP&L Transition Funding LLC
Warrenton River Terminal, Ltd.
Engineered Processes, Ltd.
Eastroc Technologies, LLC
Centerior Communications Holdings, Inc.
Fiber Venture Equity, Inc.[6]
AFN Finance Company No. 3, LLC
AFN, LLC

1,2,Ohio Edison Company owns a 16.5% interest in Ohio Valley Electric Corporation ("OVEC"), a publi
Toledo Edison Company ("Toledo Edison") owns a 4.0% interest in OVEC, representing FirstEnergy's combined intere
the stock in Indiana-Kentucky Electric Corporation ("IKEC"). These organizations were created by 15 independent inv
electricity to a Department of Energy uranium enrichment complex in the Ohio Valley.

3 The Toledo Edison Company owns a 90% interest in The Toledo Edison Capital Corporation, with The
Company owning the remaining 10% interest.

4 FirstEnergy Corp. ("FirstEnergy") owns a 10% membership interest in The Alliance Participants Admin
Company, LLC.

5 On November 8, 2001, FirstEnergy and UtiliCorp entered into a Sale and Purchase Agreement whereby
EI UK Holdings, Inc. and its direct subsidiaries. The transaction is expected to close during the 2nd quarter of 2002.

6 Fiber Venture Equity, Inc. owns a 6.5% interest in AFN, LLC.

7 Marbel Holdco, Inc. owns a 50% interest in Great Lakes Energy Partners, LLC.

8 FirstEnergy owns an 18.63% interest in PowerSpan Corp.

9 FirstEnergy owns a 31.08% interest in FirstCommunications, LLC.

10 The ownership in Saxton Nuclear Experimental Corporation is divided as follows: 44% to Jersey Cent
to Pennsylvania Electric Company, and 32% to Metropolitan Edison Company.

11 GPU Diversified Holdings, LLC owns a 50% interest in GPU Solar, Inc.

12 GPU Power Philippines, Inc. owns a 40% interest in Magellan Utilities Development Corporation.

13 GPU Diversified Holdings, LLC owns 12% of Ballard Generation Systems, Inc.

14 GPU Power, Inc. owns 48% of GPUI Columbia Ltda.

15 EI Barranquilla, Inc. owns a 28.67% interest in Termobarranquilla S.A.

16 EI International owns a 52% interest in GPUI Colombia, Ltda. GPU Power, Inc. owns a 48% interest i

17 Guaracachi America, Inc. owns a 50% interest in Empresa Guaracachi S.A.

18 EI Brooklyn Investments Limited owns a 74% interest and EI Brooklyn Power Limited owns a 1% int
Partnership.

19 GPU Telcom Services, Inc. owns a 25% interest in Last Mile, Inc. (d/b/a Sting Communications).


Jersey Central Power & Light Company
Saxton Nuclear Experimental Corporation[10]
JCP&L Transition Holdings, Inc.
JCP&L Preferred Capital, Inc.
JCP&L Transition, Inc.
JCP&L Capital, L.P.
JCP&L Transition Funding LLC
Pennsylvania Electric Company
Saxton Nuclear Experimental Corporation[10]
Nineveh Water Company
The Waverly Electric Power and Light Company
Penelec Preferred Capital II, Inc.
Penelec Capital II, L.P.
Penelec Capital Trust
Metropolitan Edison Company
Saxton Nuclear Experimental Corporation[10]
York Haven Power Company
Met-Ed Preferred Capital II, Inc.
Met-Ed Capital II, L.P.
Met-Ed Capital Trust
GPU Nucle
Inc.
EI UK Holdings, I
Avon Energ Partne Holdin
Avon Energy Partners PLC
Midlan Electrici plc[21]
Midlands Power International Ltd.

1,2,Ohio Edison Company owns a 16.5% interest in Ohio Valley Electric Corporation ("OVEC"), a public utility organized in 1952. The Toledo Edison Company ("Toledo Edison") owns a 4.0% interest in OVEC, representing FirstEnergy's combined interest of 20.5%. OVEC owns 100% of the stock in Indiana-Kentucky Electric Corporation ("IKEC"). These organizations were created by 15 independent investor-owned utilities to provide electricity to a Department of Energy uranium enrichment complex in the Ohio Valley.

3 The Toledo Edison Company owns a 90% interest in The Toledo Edison Capital Corporation, with The Cleveland Electric Illuminating Company owning the remaining 10% interest.

4 FirstEnergy Corp. ("FirstEnergy") owns a 10% membership interest in The Alliance Participants Administrative and Startup Activities Company, LLC.

5 On November 8, 2001, FirstEnergy and UtiliCorp entered into a Sale and Purchase Agreement whereby UtilityCorp. agreed to purchase EI UK Holdings, Inc. and its direct subsidiaries. The transaction is expected to close during the 2nd quarter of 2002.

6 Fiber Venture Equity, Inc. owns a 6.5% interest in AFN, LLC.

7 Marbel Holdco, Inc. owns a 50% interest in Great Lakes Energy Partners, LLC.

8 FirstEnergy owns an 18.63% interest in PowerSpan Corp.

9 FirstEnergy owns a 31.08% interest in FirstCommunications, LLC.

10 The ownership in Saxton Nuclear Experimental Corporation is divided as follows: 44% to Jersey Central Power & Light Company, 24% to Pennsylvania Electric Company, and 32% to Metropolitan Edison Company.

11 GPU Diversified Holdings, LLC owns a 50% interest in GPU Solar, Inc.

12 GPU Power Philippines, Inc. owns a 40% interest in Magellan Utilities Development Corporation.

13 GPU Diversified Holdings, LLC owns 12% of Ballard Generation Systems, Inc.

14 GPU Power, Inc. owns 48% of GPUI Columbia Ltda.

15 EI Barranquilla, Inc. owns a 28.67% interest in Termobarranquilla S.A.

16 EI International owns a 52% interest in GPUI Colombia, Ltda. GPU Power, Inc. owns a 48% interest in GPUI Colombia, Ltda.

17 Guaracachi America, Inc. owns a 50% interest in Empresa Guaracachi S.A.

18 EI Brooklyn Investments Limited owns a 74% interest and EI Brooklyn Power Limited owns a 1% interest in Brooklyn Energy Limited Partnership.

19 GPU Telcom Services, Inc. owns a 25% interest in Last Mile, Inc. (d/b/a Sting Communications)

20 GPU Telcom Services, Inc. owns a 25% interest in America's Fiber Network, LLC.

21 Midlands Electricity PLC ("Midlands") has ownership interests in over 100 subsidiaries that, either directly or indirectly, are engaged in various utility and non-utility businesses. These subsidiaries include Midlands Power International Limited, which, through its subsidiaries, has investments in operating generating facilities located outside the United States totaling 4,201 MW (of which the GPU-related equity interest represents 1,119 MW) of capacity. Through additional subsidiaries, Midlands engages in other, non-utility activities including electricity generation, electrical contracting, metering services and related businesses. A complete list of the Midlands subsidiaries, with the related percentage ownership interest, is attached hereto as Annex A.

22 FirstEnergy will owns 36% of the voting stock of UMICO Holdings, Inc.

23 GPU Telcom Services, Inc. owns 49% of Telergy Mid-Atlantic LLC.

24 GPU Empresa Distribudora Electrica Regional owns 90% of Empresa Distribuidora de Electricidad de Salta S.A.

25 Compania Electrica de La Rioja S.A. owns 90% of Empresa Distribuidora de Electricidad de la Rioja S.A.



GPU Nuclear, Inc.
GPU Capital, Inc.
GPU Service, Inc.
GPU Advanced Resources, Inc.
GPU Diversified Holdings, LLC
GPU Power, Inc.
GPU Electric, Inc.
EI UK Holdings, Inc.[9]
GPU Argentina Holdings, Inc.
GPU International Australia Pty Ltd
GPU Australia Holdings, Inc.
Avon Energy Partners Holdings
Avon Energy Partners PLC
Midlands Electricity plc[21]
Midlands Power International Ltd.
GPU Argentina Services S.R.L.
GPU Empresa Distribuidora Electrica Regional S.A. ("EMDERSA")[24]
Empresa Distribuidora San Luis S.A. ("EDESAL")
Compania Electrica La Rioja S.A. ("CELAR")[25]
Empresa Distribuidora de Electricidad de Salta S.A. ("EDESA")
Empresa Distribuidora de Electricidad de la Rioja S.A. ("EDELAR")
Empresa de Sistemas Electricos Dispersos S.A. ("ESED")
Austran Holdings, Inc.
Victoria Electric Holdings, Inc.
VicGas Holdings, Inc.
Austran Investments Pty Ltd
Victoria Electric, Inc.
GPU Solar, Inc.[11]
Ballard Generation Systems, Inc.[13]
GPU EnerTech Holdings, Inc.
GPU Distributed Power, Inc.
GPU Internation Asia, Inc.
GPU Powe Philippines Inc.[12]
Hanover Energy Corporatio
GPUI Columb Ltda
Austir Cogenera Corporat
Barranq Lease Hol Inc.
EI Barranqu Inc.[15]
EI Internatio
Guaraca Americ Inc.[17]
Internati Powe Advisors
NCP En Inc.
NCP Pow Incorpo
EI Ca Hold Limi

- GPU Power, Inc.
  - GPU International Asia, Inc.
  - GPU Power Philippines, Inc.[12]
    - Magellan Utilities Development Corporation ("MUDC")
  - Hanover Energy Corporation
  - GPUI Columbia Ltda[14]
  - Austin Cogeneration Corporation
    - Austin Cogeneration Partners, L.P.
  - Barranquilla Lease Holding Inc.
    - Los Amigos Leasing Company, Ltd.
  - EI Barranquilla, Inc.[15]
    - Termobarranquilla S.A. ("TEBSA")
  - EI International[16]
    - GPUI Colombia, Ltda.
  - Guaracachi America, Inc.[17]
    - Empresa Guaracachi S.A. ("EGSA")
  - International Power Advisors, Inc.
  - NCP Energy, Inc.
  - NCP Ada Power Incorporated
  - EI Canada Holding Limited
    - EI Services Canada Limited
    - EI Brooklyn Power Limited
      - EI Brooklyn Investments Limited
        - Brooklyn Energy Limited Partnership[18]
- GPU Telcom Services, Inc.
  - Last Mile, Inc. (d/b/a Sting Communications)[19]
  - America's Fiber Network, LLC[20]
  - AFN Finance Company No. 1, LLC
  - Telergy Mid-Atlantic, LLC[21]
- MYR Group Inc.
  - MYRcom, Inc.
  - MYRpower, Inc.
  - Great Southwestern Construction, Inc.
  - Hawkeye Construction, Inc.
  - The L.E. Myers Co.
  - D.W. Close Company, Inc.
  - ComTel Technology Inc.
  - Harlan Electric Company
    - Sturgeon Electric Company, Inc.
    - Power Piping Company
- UMICO Holdings, Inc.[22]


WILLIAMS
FULTON
LUCAS
OTTAWA
ERIE
WOOD
SANDUSKY
HENRY
DEFIANCE
Ohio Gas Service Area


ASHTABULA
LAKE
GEAUGA
CUYAHOGA
TRUMBULL
Columbia Gas Transmission
30" Steel
400 PSIG
140MMCFD



Ohio Gas Service Area
Panhandle Eastern
DEFIANCE
HENRY
PAULDING
PUTNAM
HANCOCK
SENECA
HURON
VAN WERT
ALLEN
WYANDOT
CRAWFORD
HARDIN
MARION
MORROW
MERCER
AUGLAIZE
LOGAN
UNION
DELAWARE
SHELBY
CHAMPAIGN
DARKE
MIAMI


Columbia Gas Service Area
LORAIN
East Ohio Service Area
Columbia Gas Transmission
HURON
MEDINA
SUMMIT
PORTAGE
Columbia Gas Transmission
TRUMBULL
Columbia Gas &
East Ohio Service Areas
Columbia Gas &
East Ohio Service Areas
Columbia Gas Transmission
MAHONING
East Ohio Service Area
WAYNE
East Ohio Service Area
ASHLAND
RICHLAND
STARK
East Ohio Service Area
COLUMBIANA
Columbia Gas Transmission
Columbia Gas Transmission
HOLMES
East Ohio Service Area
East Ohio Service Area
CARROLL
Tennessee Gas
TUSCARAWAS
KNOX
JEFFERSON
Tennessee Gas
COSHOCTON
HARRISON
LICKING
GUERNSEY
BELMONT


DARKE
MIAMI
CHAMPAIGN
FRANKLIN
CLARK
MADISON
Columbia Gas Transmission
Columbia Gas Service
PREBLE
MONTGOMERY
GREENE
Columbia Gas Transmission
FAIRFIELD
PICKAWAY
Columbia Gas Service Ar
FAYETTE
BUTLER
WARREN
CLINTON
ROSS
HAMILTON
HIGHLAND
PIKE
CLERMONT
JACKSON
BROWN
ADAMS


LICKING
GUERNSEY
BELMONT
MUSKINGUM
Gas Service Area
Columbia Gas Transmission
PERRY
NOBLE
MONROE
'AIRFIELD
s Service Area
MORGAN
HOCKING
WASHINGTON
ATHENS
VINTON
MEIGS
ACKSON


CLERMONT
BROWN
ADAMS
SCIOTO
JACKSON
LAWRI


ACKSON
MEIGS
GALLIA
LAWRENCE

State	Ohio
County	Multiple
Township	Multiple
Location	Northeast Ohio Facilities
Scale	1" = 10 Miles
Reference #	02-04-02
Drafted By	Chad E. Wallace

County Borders
Transmission Gas Mains
Distribution Gas Mains (NA)
State Roads (NA)
Other Roads (NA)
Northeast Ohio Natural Gas Service Area
★ City Gates

Northeast Ohio Natural Gas
E.I.S. Department
9081 State Route 250
Strasburg, Ohio 44680

N W E S

Phone(330) 878-5589
Fax(330) 878-5614

F-1



FirstEnergy



2000
Annual Report









Corporate Profile

FirstEnergy Corp. is a diversified energy services holding company headquartered in Akron, Ohio. Its electric utility operating companies – Ohio Edison and its Pennsylvania Power subsidiary, The Illuminating Company and Toledo Edison – comprise the nation's tenth largest investor-owned electric system, serving 2.2 million customers within 13,200 square miles of northern and central Ohio and western Pennsylvania.

FirstEnergy subsidiaries and affiliates provide a wide range of energy and energy-related products and services, including the generation and sale of electricity; exploration and production of oil and natural gas; transmission and marketing of natural gas; mechanical and electrical contracting and construction; energy management; telecommunications; and e-commerce.



Electric Utility Operating Companies

- Ohio Edison Company, Akron, OH
- Pennsylvania Power Company, New Castle, PA
- ■ The Illuminating Company, Cleveland, OH
- Toledo Edison Company, Toledo, OH

Assets and Other Operations

- Drilling rights to nearly one million acres
- ◆ Natural gas and oil operations
- Facilities Services Group companies
- Deregulated states where we are selling electricity

Contents


$2.69
$2.50
$1.95
98*
99
00
Earnings Per Share
*Before extraordinary charge
$21.29
$20.22
$19.37
98
99
00
Book Value Per Share

Financial Highlights

(Dollars in thousands, except per share amounts)	2000	1999
Total revenues	**$7,028,961**	$6,319,647
Net income	**$598,970**	$568,299
Earnings per common share	**$2.69**	$2.50
Return on average common equity	**13.0%**	12.7%
Dividends per common share	**$1.50**	$1.50
Book value per common share	**$21.29**	$20.22
Common equity to total capitalization	**41.5%**	39.8%
Cash provided by operating activities	**$1,507,826**	$1,488,306

Strategic Vision

FirstEnergy will be the leading regional retail energy and related services supplier; the preferred choice for total customer solutions; shareholders' choice for long-term growth and investment value; and a Company that is driven by the skills, diversity, flexibility and character of its employees.

Mission Statement

FirstEnergy will provide competitively priced, high-quality products and value-added services in:

- Energy sales and services
- Energy delivery
- Power supply
- Regulated and unregulated supplemental services related to our core business

Strategy

To achieve our vision we will:

- Maximize the value of core operations
- Position the Company for profitable growth in related areas
- Maximize value retention during the transition to competition
- Increase financial flexibility and investor confidence

Message to Shareholders

Enhancing value through strategic growth. That best captures FirstEnergy's progress in 2000 as we continued to expand our presence and improve our competitiveness in the energy marketplace.

Most notably, shareholders overwhelmingly approved our pending merger with Morristown, New Jersey-based GPU, Inc., in November. Upon completion – which we hope will occur during the second quarter of this year – the merger will nearly double our annual revenues to more than $12 billion, and will move us closer to achieving our vision of becoming the leading retail energy and related services supplier in the northeast quadrant of the U.S., our targeted region for growth.

With the nation's sixth largest investor-owned electric utility system, based on 4.3 million customers served; contiguous transmission systems; and a 37,000-square-mile service area in Ohio, Pennsylvania and New Jersey, this combination will greatly expand our market for electricity, natural gas, telecommunications and other energy-related products and services.

The merger will help give us the size and scope we need to succeed in our changing business. It is expected to be accretive to earnings immediately upon completion, and to improve our earnings growth from what it otherwise would have been on a stand-alone basis.

Growth will be driven in part by strategic advantages, including anticipated annual cost savings of approximately $150 million through improved operating efficiencies and the elimination of duplicate activities.

To make sure we begin capturing the benefits as soon as the merger is completed, some 200 employees from both companies are reviewing operations and identifying strategies and best practices.

We're committed to making this a great success. Capturing the synergies offered by the merger will further enhance our financial and operational performance – areas where we made steady progress in 2000.

Delivering Stronger Earnings

We earned $599 million, or $2.69 per share of common stock, for the year, a 7.6 percent increase compared with earnings of $2.50 per share, or $568 million, in 1999. A $96-million reduction in fuel costs; the addition of 14,000 new electricity customers in our regulated service area; increased power sales to customers in unregulated energy markets; and a new generation output record by our power plants contributed to stronger earnings performance in 2000.

During the year, FirstEnergy retired, refinanced or repriced long-term debt totaling $927.7 million, which will produce annual interest savings of $31.9 million. We also repurchased 6.5 million shares of common stock in 2000 – reaching a total of 12.5 million shares – under our program to buy back up to 15 million shares during a three-year period that runs through 2001.

Competing in Ohio

Stronger financial performance and approval of our transition plan by the Public Utilities Commission of Ohio are enhancing our competitive position in the state, which opened the electric generation business to competition on January 1, 2001.

Our transition plan – which established the framework for how we're operating in Ohio – gives us the opportunity through 2008 to recover $6.9 billion in transition costs – past expenses we incurred in the regulated environment. Our ability to recover these costs was a key reason why the investor services firms of Moody's and Fitch upgraded the debt ratings of our electric utility operating companies in 2000.

Ohio's competitive electric market poses new challenges for our Company, including meeting a target that calls for 20 percent of our electric customers to switch to new suppliers during the next five years. We're confident that we'll achieve that mark, in part because we've helped jump-start competition under an innovative plan through which we are selling – at established prices – 1,120 megawatts of power through 2005 to other suppliers and aggregators for sale to our customers.



In addition, customers who choose our unregulated FirstEnergy Services subsidiary as their new supplier count toward the switching target. By the end of the first quarter of this year, we expect that approximately 150,000 of our electric utility customers will switch to new suppliers – including some 100,000 to FirstEnergy Services, which is building on a successful track record in other unregulated electricity markets.

Expanding Markets

FirstEnergy Services also serves electricity customers in Pennsylvania, New Jersey, Delaware and Maryland. And, it's selling other products and services as well, including natural gas, adding nearly 140,000 customers in 2000. The merger with GPU will help further expand the market for our diverse mix of products and services.

While electricity remains our core business, growth in other areas is important because adding new sources of revenues will help replace revenues we'll lose in Ohio's competitive market. In fact, in 2000 we more than tripled our natural gas revenues to $582 million and increased our Facilities Services Group revenues by 12 percent to $563 million.

Learning from California

We're well positioned for success in Ohio's deregulated electricity market, which is governed by rules far different than those in California, where electricity shortages and price spikes are plaguing that state's deregulated market. Ohio also has an adequate supply of electricity in the near term, unlike California, which has added little capacity in recent years – despite significant increases in customer demand.

Since 1998, Ohio regulators have approved plans to add approximately 5,700 megawatts of new generating capacity, and are considering applications for the installation of an additional 8,500 megawatts of capacity. However, most of this proposed generation is comprised of natural-gas-fired peaking units, so it's unclear how much actually will be built because of price volatility in the gas market.

As a result, during Ohio's five-year transition to full competition, it's important that the government provide incentives, not disincentives, for adding new generation in the region to meet growing customer demand and eventually to replace existing base-load power plants. Also, the government needs to take a more consistent approach to environmental regulations. Our industry should not be subjected to ongoing changes in how the Clean Air Act is interpreted by the U.S. Environmental Protection Agency, affecting plants that provide much of our region's electricity supply.

Enhancing your Investment

We cannot predict the future impact of competition. However, we remain focused on running our Company as efficiently as possible, and we continue to explore new business opportunities that complement our market strategy.

We're proud of our progress. And, with your ongoing support and the hard work of our dedicated employees, we'll continue increasing the competitiveness of your Company and enhancing the value of your investment.

Sincerely,

H. Peter Burg

H. Peter Burg
Chairman and Chief Executive Officer

March 12, 2001



Enhancing value through strategic growth




JCPenney



FROM TOP LEFT: 2000 marked a year of growth in residential electric and natural gas customers; welding for a mechanical construction customer; JCPenney is among FirstEnergy Services' growing number of customers; customers signing up for FirstEnergy Services' natural gas offer; FirstEnergy Services has added hundreds of local government accounts, including many in the Baltimore, Maryland, area.




56.3
58.2
59.4
98
99
00
Regulated Retail Kilowatt-Hour Sales (Billions)

Competing in Ohio's Electric Industry and Other Unregulated Markets

After years of debate and preparation, Ohio opened its electric generation business to competition in January 2001.

The state's deregulation law gives Ohioans – including customers of our subsidiaries, Ohio Edison, The Illuminating Company and Toledo Edison – the option of buying their electricity from suppliers other than their local electric companies.

The deregulated marketplace poses new challenges to our Company, but also presents growth opportunities. For instance, while rules governing how we operate in Ohio include a target that calls for 20 percent of our customers to switch to new suppliers during the next five years, they also enable our unregulated FirstEnergy Services subsidiary to add customers inside and outside our traditional service area.

We're confident that the unregulated sale of electricity – and other energy and related products and services – will help cover lost revenues from our traditional electric business.

Continuing to Grow our Unregulated Operations

FirstEnergy Services is building on a successful track record, with more than 130,000 electric customers in Ohio, Pennsylvania, New Jersey, Delaware and Maryland. Customers include JCPenney and Kroger facilities, and hundreds of local government accounts.

FirstEnergy Services is part of our new competitive business unit, under which we've consolidated many of our unregulated activities. In addition to electricity, FirstEnergy Services sells a variety of energy and energy-related products and services, including natural gas, mechanical and electrical contracting and telecommunications.

Our unregulated operations produced revenues of $1.6 billion in 2000, including $582 million from our natural gas operations. That's more than triple the natural gas revenues generated in 1999. And, we've added nearly 140,000 residential and small business natural gas customers in Ohio, bringing our total number of retail natural gas customers to more than 170,000.

As one of the largest natural gas producers in the Appalachian Basin, our resources include more than 7,900 oil and gas wells, drilling rights to nearly one million acres, 4,800 miles of pipelines and proved reserves of 480 billion cubic feet equivalent of natural gas and oil.

Our Facilities Services Group also posted an increase in revenues to $563 million in 2000, compared with approximately $500 million in 1999. Its 11 companies, which provide a variety of mechanical and electrical contracting and construction services, continue to serve an impressive list of customers, including Kodak, Xerox, Toyota and Nabisco.

Entering Other Competitive Businesses

We're also expanding our telecommunications activities. For example, our FirstEnergy Telecommunications subsidiary has been certified by the state of Ohio to sell advanced communications services to retail and wholesale customers.

By tapping our existing fiber-optic network, FirstEnergy Telecommunications will support the efforts of FirstEnergy Services by targeting customers with high demand for data transfer services, such as banks, universities, hospitals and other telecommunications companies. We've also entered the telecommunications business on other fronts through our ownership interests in two enterprises – America's Fiber Network, LLC, (AFN), and First Communications.



Exploring new business opportunities in competitive markets











FROM TOP LEFT: FirstEnergy Services now serves as energy manager for The University of Akron; an operator at our First Communications affiliate; construction of a new natural-gas-fired peaking unit; monitoring operations at the Perry Nuclear Power Plant.


2.52
1.66
1.54
98
99
00
OSHA Safety Rating
(Incidents per 100 Utility Employees)

AFN is a high-speed, fiber-optic based network services provider that is being positioned to reach one-third of the nation's wholesale telecommunications market, serving customers such as Internet service providers, local and long-distance telephone companies and wireless communication companies. Upon completion of the merger with GPU, which also has an interest in AFN, we'll own more than 30 percent of the venture and its 140,000 fiber miles. AFN complements our ownership position in First Communications, a provider of long-distance telephone, data and Internet services, with 40,000 customers and offices in Akron, Chicago and Indianapolis.

We also own an interest in another venture called Pantellos Corporation, which we co-founded in 2000 with 20 other energy and utility companies, including GPU. This independent, for-profit enterprise is operating an Internet marketplace for buyers and sellers in the $130-billion energy market. It provides companies in the energy industry and their suppliers with a centralized location for the purchase of goods and services, from transformers and wire to turbines and equipment repairs.

Meeting our Customers' Energy Needs

Our diverse mix of products and services is at the core of a growing number of master energy services agreements our FirstEnergy Services subsidiary is signing with large public and private sector customers, under which we provide comprehensive energy and related services.

For instance, FirstEnergy Services is now the energy manager for the Cleveland-based National City Corp., an $85-billion financial holding company. Under the long-term contract, we're helping the company secure competitive prices for electricity, natural gas and energy-efficiency projects for 1,300 branches, operations centers and other facilities throughout its six-state region. FirstEnergy Services also is serving as energy manager for other organizations, including Kent State University and The University of Akron.

Improving Power Plant Performance

2000 marked another year of milestones by our power plants, which are supplying electricity to our regulated and unregulated customers.

Our plants set an all-time record for their highest level of output – 69.7 million megawatt hours. Our largest plant, Bruce Mansfield, generated a record 16.4 million megawatt hours – nearly 24 percent of our total generation. And, our Beaver Valley, Davis-Besse, and Perry nuclear plants recorded a 21-percent increase in generation output.

Other accomplishments included Beaver Valley's refueling outage completion in just 32 days, the shortest in the plant's history; and Perry's completion of one of the best operating years since starting up in 1987, including achieving an availability factor of nearly 97 percent.

Plant employees also posted impressive safety records. For example, during the year, Davis-Besse and Mansfield plant employees reached the 4 million and 2.5 million hour marks, respectively, without a lost-time accident.

And, our Occupational Safety and Health Administration (OSHA) incident rate of 1.54 per 100 electric utility employees – a 7-percent improvement compared with 1999 – ranks us among our industry's leaders in safety.

These accomplishments are important because they contribute to the safe and efficient operation of our plants, which – with competition in effect – is more important than ever. We'll rely even more on the skills and expertise of plant employees as we work to meet the needs of our expanded service area upon completion of our merger with GPU.

In addition to our some 12,000 megawatts of capacity, we're adding 425 megawatts from new natural-gas-fired peaking plants this year, and another 340 megawatts by the summer of 2002. With our existing



Focusing on the reliability of our electric service









FROM TOP LEFT: Maintenance at a transmission tower; our state-of-the-art Call Center in Akron; a transmission substation; production of our new unbundled electric bill, which provides more details to help customers make shopping decisions.




$441
$568
$599
98*
99
00
Net Income (Millions)
*Before extraordinary charge

and planned generation resources – and our expertise in securing and managing cost-competitive, short- and long-term power-supply agreements – we're confident we can meet the increased power supply needs of our customers.

However, as evidenced by electricity shortages in California and other states, it is critical that new generating capacity be built in the region to meet growing customer demand and to eventually replace existing base-load power plants.

Continuing to Improve our Transmission and Distribution Businesses

While we've diversified into other energy-related areas, electricity remains our core business. And, regardless of whether customers of our Ohio electric utility operating companies switch suppliers under the state's deregulation law, our still-regulated transmission and distribution businesses will continue to deliver power and provide other services, such as meter reading, billing and service maintenance and repairs.

Competition in Ohio's electric generation business is being phased in during a five-year market development period, through 2005. It is designed to provide an adequate amount of time for competition to develop and to educate consumers, who are protected during this period from volatile price fluctuations through rate caps.

The market development period also marks the beginning of transition cost recovery for our electric operating companies. These costs reflect expenses incurred to serve customers in a regulated environment. Under our state-approved transition plan, our operating companies have the opportunity to recover $6.9 billion through 2008. Recovery of these costs provides us with the cash needed to pay down related debt.

Improving Customer Service

As part of our ongoing commitment to provide superior customer service, we spent approximately $120 million on transmission and distribution improvements, including new substations, overhead and underground lines and equipment designed to enhance circuit reliability.

We're also continuing to use Internet technology to make it easier for customers to do business with us. Our Customer Care site, *www.firstenergycorp.com*, offers customers the opportunity to pay their bills online; request service connection or disconnection; enter meter readings; and access energy efficiency tips and electric deregulation information.

And, our high-tech Interactive Voice Response System is enabling our customer service representatives to respond faster to customer calls. This provides a tremendous value, especially when severe weather occurs. For example, when hurricane-force winds caused power outages for nearly 300,000 of our electric customers last December, the system helped crews track more quickly the location of downed poles and power lines. As a result, service was restored to 90 percent of those customers within 24 hours.

We've also designed a new bill format that itemizes generation, delivery and transition charges, as well as a price to compare, which customers can use to shop for other suppliers. In doing so, we met rules that require our electric operating companies to unbundle the price of electricity to reflect the cost of regulated and unregulated services.

Repositioning our Transmission Business

In 2000, we made significant progress in positioning our transmission operations to succeed in the competitive market, including transferring $1.2 billion in transmission assets to a new subsidiary, American Transmission Systems, Incorporated. The subsidiary



Providing
customers
with affordable electricity while protecting the environment






FROM TOP LEFT: We support parks and nature preserves that contribute to the quality of life in our service area; major high-voltage facilities, including transmission towers, are now part of our new American Transmission Systems, Incorporated, subsidiary; low-NOx burners at our Sammis Plant; skyline of Toledo, home of our Toledo Edison subsidiary; inspection of a power plant generator.




242.9
647.7
Power Plant Emissions
(Tons in Thousands)
97.6
275.6
90
00
90
00
Nitrogen Oxides
Sulfur Dioxide

owns and operates our major high-voltage transmission facilities – approximately 7,100 circuit miles of transmission lines with voltages of 69 kilovolts and higher, 37 interconnections with 6 neighboring utilities and approximately 120 transmission substations.

The transfer was the first step toward our participation in a regional transmission organization that meets a Federal Energy Regulatory Commission (FERC) mandate that transmission systems be operated separately from power plants in order to ensure non-discriminatory access to the transmission grid. We formed such an organization – called the Alliance Regional Transmission Organization (RTO) – along with American Electric Power, Consumers Energy, Detroit Edison and Dominion Virginia Power.

Approved by FERC in January 2001, the Alliance RTO will operate – and ultimately could own – the transmission systems of participating companies. Ameren, Commonwealth Edison, Dayton Power & Light, Illinois Power and Northern Indiana Public Service Company also have signed the Alliance RTO agreement. The Alliance RTO – expected to be operational in late 2001– will be the country's largest independent RTO.

Protecting the Environment

We continue to demonstrate our commitment to protecting the environment while providing our customers with a reliable and affordable electricity supply.

By restructuring our generation portfolio and investing nearly $1.5 billion in new environmental protection systems and emerging technologies, in the last decade alone we've reduced emissions of nitrogen oxides (NOx) by 60 percent and sulfur dioxide (SO_2) by 57 percent.

Our environmental stewardship does not stop there. We continue working to further reduce emissions. In 2000, we installed low-NOx burners at our 2,233-megawatt W. H. Sammis Plant that will cut NOx emissions at the plant to less than half of 1990 levels. We're also installing other equipment to reduce NOx emissions at our largest coal-fired generating units.

Despite these and other environmental protection efforts, legal action is pending against more than 40 plants in the Midwest and South, including our Sammis Plant, by the U.S. Environmental Protection Agency. The agency claims that routine maintenance, repairs and replacements of plant equipment triggered provisions of the Clean Air Act that require additional environmental controls – an unprecedented interpretation of the law.

We've spent a total of $4.6 billion on environmental protection efforts since passage of the Clean Air Act, and remain confident that all our plants – including Sammis – are in compliance.

Exploring New Environmental Protection Measures

We continue to explore new ways to minimize the impact of our plants on the environment. For example, we're testing a new air emission reduction technology designed to simultaneously cut emissions of NOx, SO_2, fine particulate matter, mercury and other substances, at our R. E. Burger Plant. We intend to further test this technology on a larger scale at another of our coal-fired power plants.

Developed by New Hampshire-based Powerspan Corp., this technology – Electro-Catalytic Oxidation™ – breaks down gases that result from the combustion of coal into compounds that can be captured as by-products in electrostatic precipitators, a lower-cost control option that can also produce commercial-grade sulfuric and nitric acids.



Helping make our communities better places to live and work






DANGER



FROM TOP LEFT: Akron landmark Stan Hywet Hall & Gardens is among the organizations supported by The FirstEnergy Foundation; supporting energy education with our Cycle Science program; teaching children about electrical safety; nearly 70 employees are supporting FirstEnergy's leadership role in AkronReads.




$543
$509
$493
98
99
00
Interest Expense
(Millions)

Recycling Projects

We're developing uses for recycled materials. In fact, we've started operation of a new circulating fluidized bed boiler at our Bay Shore Plant that is reducing fuel costs and emissions by using a by-product, petroleum coke, from the neighboring BP Oil Toledo Refinery as fuel. The boiler is generating low-cost steam to make electricity at our plant and petroleum products at the refinery.

In addition, we're continuing to supply by-products from the air-quality-control system at our Bruce Mansfield Plant to produce wallboard at a state-of-the-art facility adjacent to the plant.

Supporting our Communities

While our Company has changed significantly, our commitment to supporting the communities we serve has not. We continue to support economic development efforts in our communities through programs that promote the location, retention and expansion of businesses in our service area. For example, through Export Now, we help local businesses access resources they need to increase international sales in Canada and Mexico. In 2000, this program – and others we support – helped attract $1 billion in business projects in our service area that will retain and create more than 8,800 jobs.

We're proud to support other programs and organizations that also make our communities better places to live and work. The FirstEnergy Foundation continues its tradition of providing direct financial support to hundreds of non-profit organizations based on our community involvement priorities:

- To ensure the safety and health of the community
- To promote economic development
- To advance professional development
- To support employee involvement

FirstEnergy also offers program support to schools and social service agencies that are working to improve the quality of life in our cities and towns. Among our most important initiatives is providing educational and electricity safety materials to schools. For example, in an effort to further educate elementary school children on the potential dangers of electricity and electrical equipment, we shipped more than 1,000 safety videos to local elementary schools and media centers in 2000. And, we've recently introduced an electrical safety video for middle school students.

Education is a cornerstone of our community support efforts. For example, we've taken a leadership role in AkronReads – an outgrowth of Governor Bob Taft's OhioReads initiative. Through this program, nearly 70 FirstEnergy employees are helping improve the reading skills of area students by tutoring them one hour a week.

FirstEnergy Corp. Officers

H. Peter Burg
Chairman and
Chief Executive Officer

Anthony J. Alexander
President

Arthur R. Garfield
Senior Vice President

John A. Gill
Senior Vice President

Richard H. Marsh
Vice President and
Chief Financial Officer

Leila L. Vespoli
Vice President and
General Counsel

Earl T. Carey
Vice President

Mary Beth Carroll
Vice President

Kathryn W. Dindo
Vice President

Douglas S. Elliott
Vice President

Kevin J. Keough
Vice President

Guy L. Pipitone
Vice President

Stanley F. Szwed
Vice President

Nancy C. Ashcom
Corporate Secretary

Thomas C. Navin
Treasurer

Harvey L. Wagner
Controller

Jeffrey R. Kalata
Assistant Controller

Randy Scilla
Assistant Treasurer

Edward J. Udovich
Assistant Corporate Secretary

Nuclear Officers

Robert F. Saunders
President and Chief Nuclear Officer
of FirstEnergy Nuclear Operating
Company (FENOC)

Lew W. Myers
Senior Vice President FENOC –
Beaver Valley

Guy G. Campbell
Vice President FENOC –
Davis-Besse

John K. Wood
Vice President FENOC –
Perry

Regional Officers

Lynn M. Cavalier
Regional President –
Eastern

Thomas A. Clark
Regional President –
Southern

Charles E. Jones
Regional President –
Northern

Stephen E. Morgan
Regional President –
Central

James M. Murray
Regional President –
Western

Jeffrey A. Elser
President –
Pennsylvania Power

John E. Paganie
Regional Vice President –
Western

David W. Whitehead
Regional Vice President –
Northern

Glenn H. Meadows

We are saddened to report the passing of Board member Glenn H. Meadows in June. Mr. Meadows, retired president and chief executive officer of McNeil Corporation, Akron, Ohio, was elected to the Board of Ohio Edison Company in 1981. He was a trusted counselor, and his knowledge and good judgement will be missed by the Board.

Board of Directors

H. Peter Burg, 54
Chairman of the Board and Chief Executive Officer of FirstEnergy Corp. Director of FirstEnergy Corp. since 1997 and of Ohio Edison since 1989.

Anthony J. Alexander, 49
President of FirstEnergy Corp. and Director of FirstEnergy Corp. since 2000.

Dr. Carol A. Cartwright, 59
President, Kent State University, Kent, Ohio. Chair, Nominating Committee; Member, Finance Committee. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1992-1997.

William F. Conway, 70
President of William F. Conway & Associates, Inc., Scottsdale, Arizona. Chair, Nuclear Committee; Member, Audit Committee. Director of FirstEnergy Corp. since 1997 and of the former Centerior Energy Corporation from 1994-1997.

Robert B. Heisler, Jr., 52
Group Executive Vice President of KeyCorp, Cleveland, Ohio. Member, Compensation and Nominating committees. Director of FirstEnergy Corp. since 1998.

Robert L. Loughhead, 71
Retired, formerly Chairman of the Board, President and Chief Executive Officer of Weirton Steel Corporation, Weirton, West Virginia. Chair, Compensation Committee; Member, Audit Committee. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1980-1997.

Russell W. Maier, 64
Retired, formerly Chairman of the Board and Chief Executive Officer of Republic Engineered Steels, Inc., Massillon, Ohio. Member, Compensation and Nuclear committees. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1995-1997.

Paul J. Powers, 66
Retired, formerly Chairman of the Board and Chief Executive Officer of Commercial Intertech Corp., Youngstown, Ohio. Chair, Finance Committee; Member, Compensation Committee. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1992-1997.

Robert C. Savage, 63
President and Chief Executive Officer of Savage & Associates, Inc., Toledo, Ohio. Member, Finance and Nominating committees. Director of FirstEnergy Corp. since 1997 and of the former Centerior Energy Corporation from 1990-1997.

George M. Smart, 55
Chairman of the Board and President of Phoenix Packaging Corporation, North Canton, Ohio. Chair, Audit Committee; Member, Finance Committee. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1988-1997.

Jesse T. Williams, Sr., 61
Retired, formerly Vice President of Human Resources Policy, Employment Practices and Systems of The Goodyear Tire & Rubber Company, Akron, Ohio. Member, Audit and Nominating committees. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1992-1997.


H. Peter Burg


Russell W. Maier


Anthony J. Alexander


Paul J. Powers


Dr. Carol A. Cartwright


Robert C. Savage


William F. Conway


George M. Smart


Robert B. Heisler, Jr.


Jesse T. Williams, Sr.


Robert L. Loughhead

Management Report

The consolidated financial statements were prepared by the management of FirstEnergy Corp., who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. Arthur Andersen LLP, independent public accountants, have expressed an unqualified opinion on the Company's consolidated financial statements.

The Company's internal auditors, who are responsible to the Audit Committee of the Board of Directors, review the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

The Audit Committee consists of four nonemployee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee also reviews the results of management's programs to monitor compliance with the Company's policies on business ethics and risk management. The Audit Committee held five meetings in 2000.

R.H. Marsh

Richard H. Marsh
Vice President and Chief Financial Officer

Harvey L. Wagner

Harvey L. Wagner
Controller and
Chief Accounting Officer

Report of Independent Public Accountants

To the Stockholders and Board of Directors of FirstEnergy Corp.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of FirstEnergy Corp. (an Ohio corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, common stockholders' equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstEnergy Corp. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Cleveland, Ohio
February 16, 2001

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)

For the Years Ended December 31,	2000	1999	1998	1997	1996
Revenues	**$ 7,028,961**	$ 6,319,647	$ 5,874,906	$ 2,961,125	$2,521,788
Income Before Extraordinary Item	**$ 598,970**	$ 568,299	$ 441,396	$ 305,774	$ 302,673
Net Income	**$ 598,970**	$ 568,299	$ 410,874	$ 305,774	$ 302,673
Earnings per Share of Common Stock:					
Before Extraordinary Item	**$2.69**	$2.50	$1.95	$1.94	$2.10
After Extraordinary Item	**$2.69**	$2.50	$1.82	$1.94	$2.10
Dividends Declared per Share of Common Stock	**$1.50**	$1.50	$1.50	$1.50	$1.50
Total Assets	**$17,941,294**	$18,224,047	$18,192,177	$18,261,481	$9,218,623
Capitalization at December 31:					
Common Stockholders' Equity	**$ 4,653,126**	$ 4,563,890	$ 4,449,158	$ 4,159,598	$2,503,359
Preferred Stock:					
Not Subject to Mandatory Redemption	**648,395**	648,395	660,195	660,195	211,870
Subject to Mandatory Redemption	**161,105**	256,246	294,710	334,864	155,000
Long-Term Debt	**5,742,048**	6,001,264	6,352,359	6,969,835	2,712,760
Total Capitalization	**$11,204,674**	$11,469,795	$11,756,422	$12,124,492	$5,582,989

PRICE RANGE OF COMMON STOCK

FirstEnergy Corp.'s Common Stock is listed on the New York Stock Exchange and is traded on other registered exchanges.

	2000		1999	
First Quarter High-Low	**23.56**	**18.00**	33.19	27.94
Second Quarter High-Low	**26.88**	**20.56**	32.13	27.94
Third Quarter High-Low	**27.88**	**22.94**	31.31	24.75
Fourth Quarter High-Low	**32.13**	**24.11**	26.56	22.13
Yearly High-Low	**32.13**	**18.00**	33.19	22.13

Prices are based on reports published in The Wall Street Journal *for New York Stock Exchange Composite Transactions.*

HOLDERS OF COMMON STOCK

There were 167,912 and 166,966 holders of 224,531,580 and 223,981,580 shares of the Company's Common Stock as of December 31, 2000 and January 31, 2001, respectively. Information regarding retained earnings available for payment of cash dividends is given in Note 4A.

Management's Discussion and Analysis of Results of Operations and Financial Condition

This discussion includes forward-looking statements based on information currently available to management that is subject to certain risks and uncertainties. Such statements typically contain, but are not limited to, the terms anticipate, potential, expect, believe, estimate and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, legislative and regulatory changes (including revised environmental requirements), the availability and cost of capital, inability to accomplish or realize anticipated benefits of strategic goals (including our merger with GPU, Inc.) and other similar factors.

Proposed Business Combination

On August 8, 2000, FirstEnergy entered into an agreement to merge with GPU, Inc. (GPU), a Pennsylvania corporation, headquartered in Morristown, New Jersey. Subsequently, the agreement was overwhelmingly approved by the shareholders of both companies. All regulatory filings necessary to complete the merger have since been made. Our target to complete the merger is by the end of the second quarter of 2001.

Under the merger agreement, we would acquire all the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock. Our cash investment would be financed through the issuance of about $2.2 billion of new debt. Also, approximately $7.4 billion of debt and preferred stock of GPU's subsidiaries would remain outstanding. The transaction would be accounted for by the purchase method. The combined company's principal electric utility operating companies would include Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE), Pennsylvania Power Company (Penn) and American Transmission Systems, Incorporated (ATSI), as well as GPU's electric utility operating companies – Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company, which serve customers in Pennsylvania and New Jersey.

The merger is expected to provide enhanced opportunities for financial growth, greater scope and size, improved generation efficiency and broadened unregulated opportunities. The combination will provide a significant market for our generating capacity and value-added services and will support our strategic vision of being the premier retail energy and related services provider in our targeted area for growth – a thirteen-state region in the northeastern quadrant of the nation.

Competition

We continue to face many competitive challenges as consumers are provided increasing opportunities to select their electricity suppliers. As our industry changes to a more competitive environment, we continue to take actions designed to create a larger, stronger enterprise that will be better positioned to compete in the changing energy marketplace. As Ohio approached a new era of customer choice in the selection of energy suppliers, we continued to develop our regionally-focused retail sales strategy.

Results of Operations

Net income increased to $599.0 million in 2000, compared to $568.3 million in 1999 and $410.9 million in 1998. The increase in 2000 resulted primarily from lower fuel costs and increased generation output, reduced financing costs and gains realized on the sales of emission allowances. In 1999, higher sales revenues, the absence of unusually high purchased power costs experienced in 1998 and lower interest costs contributed to the increase in net income from the prior year.

Additional sales by our unregulated businesses resulted in a $709.3 million increase in total revenues in 2000 compared to the prior year. The increase resulted from an expansion of both gas and electric sales. In 1999, the $444.7 million increase in revenues resulted substantially from contributions of the Electric Utility Operating Companies (EUOC) and increases in newly acquired businesses, which were partially offset by reduced revenues from FirstEnergy Trading Services, Inc. (FETS) compared to the prior year's

results. The sources of the changes in revenues during 2000 and 1999 are summarized in the following table.

Sources of Revenue Changes	2000	1999
Increase (Decrease)	*(In millions)*	
EUOC:		
Electric sales	**$ (38.5)**	$213.2
Other electric utility revenues	**6.4**	3.1
Total EUOC	**(32.1)**	216.3
Unregulated Businesses:		
Retail electric sales	**170.7**	54.0
FETS	**211.5**	(220.1)
Other businesses	**359.2**	394.5
Total Unregulated Businesses	**741.4**	228.4
Net Revenue Increase	**$709.3**	$444.7

Electric Sales

EUOC electric sales revenues decreased by $32.1 million in 2000, compared to 1999, as a result of lower unit prices which were partially offset by increased generation sales volume. Despite a milder summer, retail electric generation sales were 2.0% higher in 2000 than the previous year. Total electric generation sales (including unregulated sales) increased 8.4% in 2000, compared to 1999. Unregulated retail sales more than tripled from the prior year reflecting continued progress in our marketing efforts to expand retail electric sales to our targeted unregulated markets in the eastern seaboard states. Sales to commercial customers accounted for most of the increase. The cooler summer weather reduced retail customer demand, making more of our energy available to serve the wholesale market. As a result, we were able to achieve moderate growth in kilowatt-hour sales to that market in 2000. EUOC kilowatt-hour deliveries (to customers in our franchise areas) increased in 2000 from the prior year due to additional sales to commercial and industrial customers. Kilowatt-hour sales to residential customers declined. Other electric utility revenues increased in 2000 from the previous year primarily due to additional transmission service revenues.

EUOC revenues increased $216.3 million in 1999, compared to 1998, benefiting from increases in kilowatt-hour sales, which were only partially offset by reduced unit prices. Retail kilowatt-hour sales increased 2.3%. Total electric generation sales increased 8.0% in 1999 from the prior year due to additional unregulated sales reflecting our initial expansion into targeted eastern markets and weather-induced demand in the wholesale market. EUOC kilowatt-hour deliveries to residential, commercial and industrial customers increased in 1999, compared to 1998, reflecting a strong consumer-driven economy and warmer weather than the preceding year.

Changes in electric generation sales and kilowatt-hour deliveries in 2000 and 1999 are summarized in the following table:

Changes in KWH Sales	2000	1999
Increase (Decrease)		
Electric Generation Sales:		
EUOC – Retail	**2.0%**	2.3%
Unregulated	**50.4%**	52.0%
Total Electric Generation Sales	**8.4%**	8.0%
EUOC Distribution Deliveries:		
Residential	**(1.2)%**	5.5%
Commercial	**2.5%**	2.8%
Industrial	**3.2%**	2.5%
Total Distribution Deliveries	**1.7%**	3.4%

Other Sales

Retail natural gas revenues were the largest source of increase in other business revenues in 2000, compared to 1999. Collectively, three gas acquisitions in 1999 (Atlas Gas Marketing Inc., Belden Energy Services Company and Volunteer Energy LLC), as well as increased retail marketing efforts, significantly expanded retail gas revenues in 2000. Margins were held down by higher natural gas supply costs but increased activities in our natural gas exploration and production joint venture, Great Lakes Energy Partners, helped to offset the lower gas sales margins. FETS also expanded its wholesale electric and gas revenues in 2000 from prior year levels. In 1999, FETS revenues decreased significantly compared to the prior year because of refocusing its activities on supporting our retail marketing activities. New acquisitions and a one-time gain of $53 million from the sale of a partnership investment contributed to the increase in other business revenues in 1999, compared to 1998.

Operating Expenses

Total expenses increased $739.8 million in 2000 and $255.5 million in 1999, compared to the prior year, primarily reflecting higher levels of other expenses for EUOC and unregulated operations, offset in part by lower EUOC fuel and purchased power costs.

Fuel and purchased power decreased $75.7 million in 2000, compared to 1999. Lower fuel expense accounted for all of the reduction, declining $103.6 million from 1999, despite a 7% increase in output

from our generating units. Factors contributing to lower fuel expense in 2000 included:

- A higher proportion of nuclear generation (which has lower unit fuel costs than fossil fuel) due to improved nuclear availability and increased nuclear ownership from the exchange of generating assets with Duquesne Light Company (Duquesne) in December 1999;

- The expiration of an above-market coal contract at the end of 1999; and

- Continued improvement of coal-blending strategies, which resulted in the use of additional lower-cost western coal and enhanced the efficiency and cost-competitiveness of our fossil generation fleet.

Purchased power costs increased $27.9 million in 2000 from the prior year due to higher average prices and to additional megawatt-hours purchased. In 1999, fuel and purchased power costs were down $106.7 million, compared to 1998. The EUOC purchased power costs accounted for all of the reduction. Much of the improvement was due to the absence in 1999 of unusual conditions experienced in 1998, which resulted in an additional $77.4 million of purchased power costs in that year. The costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. Unscheduled outages at several of our power plants at that time required the EUOC to purchase significant amounts of power on the spot market. Although above normal temperatures were also experienced in 1999, the EUOC maintained a stronger capacity position compared to the previous year and better met customer demand from their own generation resources.

Other expenses for the EUOC rose $26.6 million in 2000, compared to 1999, primarily due to additional nuclear refueling costs associated with three refueling outages in 2000 versus two during the previous year and increased nuclear ownership resulting from the Duquesne asset swap. Costs incurred to improve the availability of our fossil generation fleet and leased portable diesel generators, acquired as part of our summer supply strategy, added to other expenses for the EUOC in 2000, compared to 1999. Also, we incurred unusual charges in 2000 for early retirement program costs, as well as increased reserves for potentially uncollectible accounts for customers in the steel sector who are experiencing significant financial pressures from foreign steel competition. Partially offsetting the higher costs were increased gains of $38.5 million realized from the sale of emission allowances in 2000 as well as nonrecurring costs recorded in the prior year.

In 1999, other expenses for the EUOC increased from 1998 due to several factors. Similar to 2000, refueling outage costs and incremental expenses related to the asset swap, which occurred in early December 1999, contributed to increase other expenses in 1999 compared to 1998. Additionally, nuclear costs in 1999 included nonrecurring swap-related liabilities assumed. Also contributing to the increase were higher customer, sales and marketing expenses resulting from marketing programs and information system costs; higher distribution expenses from storm damage, as well as line and meter maintenance; and a nonrecurring expense related to a change in employee vacation benefits.

Other expenses for unregulated businesses rose $789.6 million in 2000, compared to 1999. FETS contributed to the increase with its other expenses rising in line with its higher revenues, reflecting the continued expansion of its operations to support our retail marketing efforts. FETS expenses were significantly lower in 1999 due to the absence of costs incurred in 1998 associated with credit losses and replacement power costs resulting from the period of sharp price increases in the spot market for electricity in late June 1998. Refocusing FETS activities in 1999 on supporting our retail market activities also reduced expenses from the preceding year.

Acquisitions of three natural gas companies in 1999 and a general expansion of unregulated sales activity combined to increase the scope, and therefore, the operating expenses of our unregulated business activities in 2000. Also, increased reserves for potential uncollectible accounts were established for customers in the steel sector. In addition, a $10.5 million reserve was recognized in 2000 for potential construction contract losses. The acquisitions in the facilities services and natural gas businesses, as well as costs attributable to unregulated sales activity, combined to increase other expenses in 1999, compared to the previous year.

Depreciation and amortization was reduced by $9.8 million in the second half of 2000, following approval by the Public Utilities Commission of Ohio (PUCO) of the Ohio transition plan (see Outlook).

Schedule Page: 269 Line No.: 1 Column: c

Real and Personal Property Taxes:

Ferc	Amount
186	42,861,648
236	364,296
	43,225,944

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Real and Personal Property Taxes	99,655,017	[redacted]	43,225,944		56,429,073
2						
3	Tax Benefits Sold (Amortized over					
4	respective lease term)	11,948,280	403	796,600		11,151,680
5						
6	Materials Under Consignment	49,752,207	186	17,123,359	11,415,965	44,044,813
7						
8	Fiber Optics Cable Contract					
9	(Amortized over lease term)	374,623	454	414,583	159,839	119,879
10						
11	Nuclear Plant Decommissioning	131,879,094	128	5,870,113	17,280,454	143,289,435
12						
13	Accumulated Deferred Rent -					
14	Beaver Valley	127,202,426	525	3,461,227	5,131,379	128,872,578
15						
16	Accumulated Deferred Rent -					
17	Perry	68,904,081	525	1,798,381	2,510,111	69,615,811
18						
19	Minor Items	97,724		303,774	223,483	17,433
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	489,813,452	[redacted]	72,993,981	36,721,231	453,540,702

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: g

The $(8,429,930) adjustment represents ITC relating to assets sold by Ohio Edison Company to American Transmission Systems, Inc. (ATSI) during 2000.

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
31,676	42.74		2
832,224	26.75		3
			4
104,771,673	11.43		5
			6
			7
105,635,573			8
			9
			10
20,923			11
20,923			12
			13
105,656,496			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Begining of Year (b)	Deferred for Year Account No. (c)	Deferred for Year Amount (d)	Allocations to Current Year's Income Account No. (e)	Allocations to Current Year's Income Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%	49,195			411.4	9,458	-8,061
3	4%	908,829			411.4	61,149	-15,456
4	7%						
5	10%	135,090,035			411.4 & 411.5	21,911,949	-8,406,413
6							
7							
8	TOTAL	136,048,059				21,982,556	-8,429,930
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10	4%				411.5		
11	10%	21,952			411.5	1,029	
12	SUBTOTAL	21,952				1,029	
13							
14		136,070,011				21,983,585	-8,429,930
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
		2,064				3
		2,064				4
						5
						6
280,247	297,327				-351,602	7
280,247	297,327				-351,602	8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
209,207,842	65,008,480	480,155,650			8,502,619	41

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	W. Virginia Carrier Use Tax					
2	1999					
3	2000			2,064	2,064	
4	Subtotal			2,064	2,064	
5						
6	Property Tax - SWAP					
7	2000	334,522		-351,602		
8	Subtotal	334,522		-351,602		
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	181,670,405	61,407,594	488,658,269	464,721,718	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
		3,658				2
		3,658				3
						4
						5
		827,289			3,096	6
93,730,831		92,046,385			1,685,049	7
93,730,831		92,873,674			1,688,145	8
						9
						10
275,990						11
-214,595		2,640,835				12
61,395		2,640,835				13
						14
						15
		4,169,542				16
		4,169,542				17
						18
						19
2,175,826						20
4,313,816						21
6,489,642						22
						23
						24
		310				25
		310				26
						27
						28
						29
20,665					41,329	30
20,665					41,329	31
						32
						33
9,270,181						34
9,270,181						35
						36
						37
						38
9,480,022		1,666,633				39
9,480,022		1,666,633				40
209,207,842	65,008,480	480,155,650			8,502,619	41

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR: Taxes Accrued (Account 236) (b)	BALANCE AT BEGINNING OF YEAR: Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	Ohio Motor Fuel Use					
2	2000			3,658	3,658	
3	Subtotal			3,658	3,658	
4						
5	Ohio RE & PP Taxes					
6	1999	94,898,281		830,385	95,728,666	
7	2000			93,731,434	603	
8	Subtotal	94,898,281		94,561,819	95,729,269	
9						
10	PA Franchise Tax					
11	1999	496,543			220,553	
12	2000			2,640,835	2,855,430	
13	Subtotal	496,543		2,640,835	3,075,983	
14						
15	PA Local Realty					
16	2000			4,169,542	4,169,542	
17	Subtotal			4,169,542	4,169,542	
18						
19	PA Public Utility Realty					
20	1998	2,150,299			-25,527	
21	1999				-4,313,816	
22	Subtotal	2,150,299			-4,339,343	
23						
24	W. Virginia Foreign Corp.					
25	2000			310	310	
26	Subtotal			310	310	
27						
28	W. Virginia Realty					
29	1999	26,015			26,015	
30	2000			41,329	20,664	
31	Subtotal	26,015		41,329	46,679	
32						
33	PA Public Utility Realty					
34	Tax - Audit Contingency	9,270,181				
35	Subtotal	9,270,181				
36						
37	Ohio Prop. Tax - Perry					
38	Contingency					
39	2000	7,813,389		1,666,633		
40	Subtotal	7,813,389		1,666,633		
41	TOTAL	181,670,405	61,407,594	488,658,269	464,721,718	

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
83,981,387		272,426,869			6,458,925	1
83,981,387		272,426,869			6,458,925	2
						3
4,563,376		6,968,159			497,464	4
4,563,376		6,968,159			497,464	5
						6
						7
						8
		132,096			-23,169	9
		132,096			-23,169	10
						11
						12
						13
1,530,851		9,095,089			-1,116,745	14
1,530,851		9,095,089			-1,116,745	15
						16
						17
						18
		4,753			31	19
		4,753			31	20
						21
						22
	32,495,343	90,587,344				23
	32,215,810					24
	64,711,153	90,587,344				25
						26
						27
						28
		-524,628			173,790	29
		-524,628			173,790	30
						31
						32
-299,849		-117,142			117,142	33
-299,849		-117,142			117,142	34
						35
						36
						37
99,094		226,394			1,017,309	38
99,094		226,394			1,017,309	39
						40
209,207,842	65,008,480	480,155,650			8,502,619	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	Income Tax - Federal	61,159,957		278,885,794	256,064,364	
2	Subtotal	61,159,957		278,885,794	256,064,364	
3						
4	Income Tax - State	3,258,096		7,465,623	6,160,343	
5	Subtotal	3,258,096		7,465,623	6,160,343	
6						
7	Federal Unemployment					
8	1999					
9	2000			108,927	108,927	
10	Subtotal			108,927	108,927	
11						
12	FICA					
13	1999	1,660,690			1,660,690	
14	2000			7,978,344	6,447,493	
15	Subtotal	1,660,690		7,978,344	8,108,183	
16						
17	Federal Highway Use					
18	1999					
19	2000			4,784	4,784	
20	Subtotal			4,784	4,784	
21						
22	Ohio Gross Receipts					
23	2000		61,407,594	90,587,344	61,675,093	
24	2001				32,215,810	
25	Subtotal		61,407,594	90,587,344	93,890,903	
26						
27	Ohio Unemployment					
28	1999	455,430			455,430	
29	2000			-350,838	-350,838	
30	Subtotal	455,430		-350,838	104,592	
31						
32	Ohio Domestic Franchise					
33	2000	59			299,908	
34	Subtotal	59			299,908	
35						
36	Ohio Sales and Use					
37	1999	146,943			146,943	
38	2000			1,243,703	1,144,609	
39	Subtotal	146,943		1,243,703	1,291,552	
40						
41	TOTAL	181,670,405	61,407,594	488,658,269	464,721,718	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 13 Column: b

Federal Income Tax - Adjustment for Prior Period	4,627,403
State Income Tax - Adjustment for Prior Period	(1,445,426)
Current Federal Tax - ATSI Gain	2,508,588
Current State Tax - ATSI Gain	1,985,621
Estimated Investment Credit	(21,983,585)
Deferred Income Taxes	(147,156,334)
Penalties	516
Nuclear Fuel Disposal Costs	(4,583)
Amortization of Net Regulatory Asset	57,990,134
Gross Tax Benefit Transfer - Net	2,624,683
AFUDC Amortization	5,403,890
Banked and Accrued Vacation	(3,999,292)
Meal Expense	200,000
Deferred Compensation Expense	(3,961,038)
Life Insurance Premiums	(783,169)
Provision for Contingencies	(1,972,606)
Decommissioning Costs	24,467
Injuries and Damages	(1,093,192)
PUCO Deferred Expense - BV2 and PY1	15,302,889
Long Term Incentive	1,066,297
Capitalized Interest and Taxes	6,872,486
Sale/Leaseback - BV2 and PY1	6,861,960
Civic and Political Activity	1,378,188
Decommissioning Deduction and Book Depreciation	1,017,756
ESOP - Compensation Expense	2,840,444
Street Lighting	141,219
Postretirement Benefit	9,966,025
Generating Asset Impairment	207,585,700
	145,999,041

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	336,456,428
2		
3		
4	Taxable Income Not Reported on Books	
5	GE Settlement	-1,557,000
6	Mark to Market (Sec. 481(a) Adj.)	932,634
7	Contribution in Aid	2,675,067
8	Other	59,447
9	Deductions Recorded on Books Not Deducted for Return	
10	Federal Income Tax - Current Liability	290,566,007
11	Nuclear Refueling Outage	-14,899,010
12	Acceleration of Perry Depreciation	23,181,756
13	Other	145,999,041
14	Income Recorded on Books Not Included in Return	
15	Equity in Earnings of Subsidiaries	-27,943,261
16	Pension Expense	-13,852,073
17	Allowance for Funds Used During Construction	-7,928,978
18	Other	46,260
19	Deductions on Return Not Charged Against Book Income	
20	Cost of Removal	20,642,161
21	Reserve for Obsolescence Inventory	-5,354,874
22	MACRS/ACRS Retired Property - Loss	-6,000,000
23	Additional Amortization and Depreciation	89,721,649
24	Bonds - Loss on Retirement - Net	-1,057,242
25	Additional Allowance for Gross Receipts Tax	-1,860,084
26	Other	360,663
27	Federal Tax Net Income	830,188,591
28	Show Computation of Tax:	
29	Net Liability @ 35%	290,566,007
30	Consolidated return group members and estimated tax allocation:	
31	Ohio Edison Company - Parent (Line 29)	290,566,007
32	Pennsylvania Power Company - Subsidiary	24,909,717
33	OES Capital, Incorporated - Subsidiary	4,042,030
34	OES Fuel, Incorporated - Subsidiary	46,767
35	OES Finance, Incorporated - Subsidiary	363,787
36	OES Ventures, Incorporated - Subsidiary	481,246
37	TOTAL ESTIMATED CONSOLIDATED TAX	320,409,554
38		
39	Basis of Allocation: Federal income tax liability is allocated on the	
40	basis of each member's United States Federal tax liability. The	
41	total federal income tax liability of each member will be no more than	
42	if it were to file separate returns. This is in accordance with SEC	
43	Rule U45(b)(6) as amended. Internal Revenue Section 1552 and	
44	Treasury Regulation 1.1502-33(d)(2)(i).	

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) __ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256.2 Line No.: 29 Column: a

During the year, Bonds and Other Long-Term Debt were retired prior to maturity. Premiums paid, various unamortized issue costs, unamortized discounts and unamortized prepayments were transferred to Unamortized Loss (Ferc 189).

Series	Ferc 181 Issue Cost	Premium Pd	Discount Ferc 225	Prepayment Ferc 165	Ferc 189 Total Loss
4.200% due 2018	231,120	0	162,648	0	393,768
4.300% due 2012	463,536	0	623,232	0	1,086,768
4.200% due 2018	138,672	0	44,712	0	183,384
3.950% due 2014	278,478	0	193,590	0	472,068
8.100% due 2018	446,530	600,000	104,841	0	1,151,371
7.450% due 2016	539,328	954,500	0	0	1,493,828
3.100% due 2032	540,680	0	0	0	540,680
7.100% due 2018	124,652	140,000	0	77,328	341,980
7.100% due 2018	289,440	380,000	0	209,736	879,176

Schedule Page: 256.2 Line No.: 30 Column: a

Ferc 427 Allocation Details:

	Amount
Ferc page 257.2 Total Line 33 Column (i)	151,592,392
Deduct interest charged to Ferc 430	(11,134,021)
Other Interest	166,972
	140,625,343

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256 Line No.: 30 Column: i

This interest expense associated with Ohio Edison Financing Trust was charged to Ferc Account 430. The remaining amounts in Ferc 430 are associated with Short-Term Debt. For further information on the Interest on Debt to Associated Companies, refer to page 340.

Schedule Page: 256.2 Line No.: 28 Column: h

Account 224 - Changes to this account were due to debt issued, retired or transferred as follows:

PUCO Certification Number	Series	Outstanding
00-244-EL-AIS	Var% Due 2018	44,800,000
00-244-EL-AIS	Var% Due 2018	12,300,000
00-244-EL-AIS	Var% Due 2018	19,000,000
00-244-EL-AIS	Var% Due 2018	60,400,000
00-244-EL-AIS	Var% Due 2023	50,000,000
	Var% Due 2014 Remarketed to new bank	50,000,000
	4.200% Due 2018	(44,800,000)
	4.200% Due 2018	(12,300,000)
	7.100% Due 2018	(19,000,000)
	3.100% Due 2032	(53,400,000)
	7.100% Due 2018	(7,000,000)
	4.300% Due 2012	(50,000,000)
	Var% Due 2014	(50,000,000)
	8.100% Due 2018	(30,000,000)
	7.450% Due 2016	(47,725,000)
	Pepco Trust Note 7.930%	(12,499,033)
	Citibank Revolving Credit	(90,000,000)
	Boston Financial LIH	(468,843)
	McDonald Corp. Tax Credit Fund	(756,983)
	USA Institutional Tax Credits VII	(575,092)
	Apollo Note C	624,363
	Apollo IX Financing	5,737,894
	Apollo IX Second Financing	7,151,924
		168,510,770

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
10/20/1992	10/01/2032	10/20/1992	10/01/2032		413,850	1
04/05/1995	07/01/2015	04/05/1995	07/01/2015	40,000,000	2,700,000	2
07/06/1995	10/01/2020	07/06/1995	10/01/2020	60,000,000	4,230,000	3
06/01/1998	06/01/2028	06/01/1998	06/01/2028	13,521,974	726,806	4
06/04/1999	06/01/2033	06/04/1999	06/01/2033	108,000,000	5,022,000	5
06/04/1999	06/01/2033	06/04/1999	06/01/2033	9,000,000	382,500	6
06/04/1999	06/01/2033	06/04/1999	06/01/2033	41,000,000	1,742,500	7
12/03/1999	6/01/2033	12/03/1999	6/01/2033	30,000,000	1,647,000	8
12/09/1999	6/01/2016	12/09/1999	6/01/2016	47,725,000	2,768,050	9
05/20/1994	10/21/2005	05/20/1994	10/21/2005	200,000,000	15,360,000	10
10/12/1994	03/21/2002	10/12/1994	03/21/2002	15,887,325	1,857,937	11
04/03/2000	10/01/2033	04/03/2000	10/01/2033	44,800,000	2,300,708	12
04/03/2000	10/01/2033	04/03/2000	10/01/2033	12,300,000	511,236	13
04/03/2000	04/01/2015	04/03/2000	04/01/2015	19,000,000	771,558	14
04/03/2000	04/01/2030	04/03/2000	04/01/2030	60,400,000	2,541,132	15
06/29/2000	06/01/2023	06/29/2000	06/01/2023	50,000,000	1,405,674	16
08/01/2000	08/01/2014	08/01/2000	08/01/2014	50,000,000	953,162	17
12/30/1996	12/30/1999	12/30/1996	12/30/1999	100,000,000	13,355,409	18
				1,639,097	140,099	19
				2,192,631	173,906	20
				3,941,748	296,716	21
				905,787	75,676	22
				1,849,212	125,637	23
				869,364	80,792	24
				5,737,894	472,801	25
				7,151,924		26
						27
				1,222,876,382	81,485,266	28
						29
						30
						31
						32
				2,075,312,732	151,592,392	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Pollution Control Revenue Bonds - Series A - 2.900%	53,400,000	663,704
2	Water Pollution - 6.750% Series	40,000,000	1,549,449
3	Pollution Control Revenue Bonds - 7.050% Series	60,000,000	2,437,275
4	BCIDA - 5.375% Series	13,521,974	780,126
5	BCIDA-4.65% Series 1999-A Due 2033	108,000,000	843,167
6	Perry- Air 4.25% Series B Due 2033	9,000,000	153,919
7	Perry- Water 4.25% Series A Due 2033	41,000,000	419,265
8	Perry-Water 5.40% Series B Due 2033	30,000,000	272,769
9	Electric Plants - Air 5.80% Series C Due 2016	47,725,000	546,904
10	Pepco Secured Trust Note - 7.800%	200,000,000	1,592,700
11	Pepco Secured Trust Note - 7.930%	80,000,000	
12	Perry-Water-Var% Series 2000-A (00-244-EL-AIS) March 2, 2000	44,800,000	651,962
13	Perry-Air-Var % Series 2000-A (00-244-EL-AIS) March 2,2000	12,300,000	265,736
14	Fossil Air-Var% Series 2000-B (00-244-EL-AIS) March 2, 2000	19,000,000	363,103
15	BCIDA Air - Var % Series 2000-B (00-244-EL-AIS) March 2, 2000	60,400,000	655,446
16	OAQDA Air - Var% Series 2000-C (00-244-EL-AIS) March 2, 2000	50,000,000	488,227
17	OAQDA Air - Var % Series 2000-A	50,000,000	564,260
18	Citibank Revolving Credit	250,000,000	2,237,653
19	McDonald LP	5,000,000	
20	USA Fund VII	3,850,000	
21	Boston Financial LIH XVI	4,863,550	
22	Apollo Note A	1,000,000	
23	Apollo Note B	2,000,000	
24	Apollo Note C	1,000,000	
25	Apollo IX	6,400,000	
26	Apollo IX Second Financing	7,151,924	
27			
28	SUBTOTAL	1,758,191,874	25,796,622
29	Notes to Instruction 9		
30	Notes to Instruction 15 (Ferc 427 Interest Expenses Details)		
31			
32			
33	TOTAL	2,771,903,224	42,256,495

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
09/30/1993	09/15/2033	09/30/1993	09/15/2033	14,800,000	806,600	5
						6
12/21/1993	05/15/2029	12/21/1993	05/15/2029	50,000,000	2,975,000	7
12/29/1993	11/15/2029	12/29/1993	11/15/2029	50,000,000	2,812,500	8
11/30/1993	05/15/2029	11/30/1993	05/15/2029	6,211,729	369,598	9
09/01/1982	09/01/2012	09/01/1982	09/01/2012		1,612,500	10
						11
05/01/1988	05/01/2018	05/01/1988	05/01/2018		627,200	12
						13
05/01/1988	05/01/2018	05/01/1988	05/01/2018		172,200	14
						15
09/29/1988	09/01/2018	09/29/1988	09/01/2018	33,000,000	1,437,589	16
						17
09/29/1988	09/01/2018	09/29/1988	09/01/2018	23,000,000	992,373	18
						19
01/27/1988	02/01/2015	01/27/1988	02/01/2015	50,000,000	1,939,583	20
						21
02/23/1989	02/01/2014	02/23/1989	02/01/2014		1,332,070	22
						23
02/13/1990	10/01/2023	02/13/1990	10/01/2023		94,500	24
						25
10/04/1990	03/0/12016	10/04/1990	03/01/2016		592,585	26
11/29/1990	06/01/2018	11/29/1990	06/01/2018		207,083	27
11/29/1990	06/01/2018	11/29/1990	06/01/2018		562,083	28
09/01/1991	09/01/2021	09/01/1991	09/01/2021	442,697	31,653	29
						30
06/01/1991	06/01/2021	06/01/1991	06/01/2021	58,685,000	4,107,950	31
06/01/1991	06/01/2021	06/01/1991	06/01/2021	10,815,000	757,050	32
				2,075,312,732	151,592,392	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1			
2	ACCOUNT 224 - OTHER LONG-TERM DEBT		
3	Pollution Control Notes		
4			
5	Pollution Control Revenue Bonds - 5.45% Series	14,800,000	312,111
6			37,000 D
7	Pollution Control Revenue Bonds - 5.95% Series	50,000,000	493,724
8	Pollution Control Revenue Bonds - 5.625% Series	50,000,000	485,739
9	Pollution Control Revenue Bonds - 5.950% Series	6,211,729	167,505
10	Air Pollution - 1982 Series - 5.650%	50,000,000	700,133
11			1,659,524 D
12	Pollution Control Revenue Bonds - Series A - 5.850%	44,800,000	683,141
13			259,010 D
14	Pollution Control Revenue Bonds - Series B - 5.850%	12,300,000	292,945
15			71,112 D
16	Pollution Control Revenue Bonds - Series B - 4.650%	33,000,000	498,711
17			159,943 D
18	Pollution Control Revenue Bonds - Series B - 4.650%	23,000,000	419,798
19			111,475 D
20	Pollution Control Revenue Bonds - Series A - 4.600%	50,000,000	419,061
21			312,500 D
22	Pollution Control Revenue Bonds - Series A - 5.450%	50,000,000	484,222
23			356,959 D
24	Pollution Control Revenue Bonds - Series A - 8.100%	30,000,000	636,712
25			150,000 D
26	Pollution Control Revenue Bonds - Series A - 7.450%	47,725,000	855,314
27	Pollution Control Revenue Bonds - Series A - 7.100%	7,000,000	188,093
28	Pollution Control Revenue Bonds - Series A - 7.100%	19,000,000	441,764
29	Pollution Control Revenue Bonds - Series B - 7.150%	442,697	18,432
30			1,107 D
31	Pollution Control Revenue Bonds - Series A - 7.000%	58,685,000	915,534
32	Pollution Control Revenue Bonds - Series A - 7.000%	10,815,000	179,388
33	TOTAL	2,771,903,224	42,256,495

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
04/07/1993	04/01/2000	04/07/1993	04/01/2000		1,275,000	4
						5
04/07/1993	04/01/2005	04/07/1993	04/01/2005	80,000,000	5,500,000	6
						7
08/01/1972	08/01/2002	08/01/1972	08/01/2002	34,265,000	2,569,616	8
						9
04/07/1993	04/01/2023	04/07/1993	04/01/2023	93,500,000	7,363,125	10
						11
07/01/1993	06/15/2023	07/01/1993	06/15/2023	75,000,000	5,718,750	12
						13
09/15/1992	09/15/2002	09/15/1992	09/15/2002	120,000,000	8,850,000	14
						15
09/15/1991	09/15/2003	09/15/1991	09/15/2003	150,000,000	12,937,500	16
						17
04/17/1992	04/01/2002	04/17/1992	04/01/2002	125,000,000	10,312,500	18
						19
06/30/1992	06/15/2022	06/30/1992	06/15/2022	50,960,000	4,446,614	20
						21
						22
						23
						24
				728,725,000	58,973,105	25
						26
						27
						28
						29
10/10/1995	01/01/2026	10/10/1995	01/01/2026	123,711,350	11,134,021	30
						31
				123,711,350	11,134,021	32
				2,075,312,732	151,592,392	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221 - BONDS		
2	Ohio Edison Company First Mortgage Bonds		
3			
4	6.375% Series	80,000,000	642,059
5			512,000 D
6	6.875% Series	80,000,000	675,130
7			676,000 D
8	7.500% Series	60,000,000	141,760
9			-190,200 P
10	7.875% Series	100,000,000	1,031,366
11			1,120,000 D
12	7.625% Series	75,000,000	775,559
13			712,500 D
14	7.375% Series	120,000,000	1,004,680
15			276,000 D
16	8.625% Series	150,000,000	1,328,971
17			277,500 D
18	8.250% Series	125,000,000	1,053,123
19			673,750 D
20	8.750% Series	100,000,000	1,086,455
21			410,000 D
22			
23			D
24			
25	SUBTOTAL	890,000,000	12,206,653
26			
27	ACCOUNT 222 - REACQUIRED BONDS		
28			
29	ACCOUNT 223 - ADVANCES FROM ASSOCIATED COMPANIES		
30	9.000% Advance from Ohio Edison Financing Trust	123,711,350	4,253,220
31			
32	SUBTOTAL	123,711,350	4,253,220
33	TOTAL	2,771,903,224	42,256,495

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2		
3	Reductions in Par or Stated Value of Capital Stock (Account 209)	
4		
5		
6	Gain on Resale or Cancellation of Reacquired Cap Stock (Account 210)	
7		
8	Balance at Beginning of Year	796,855
9		
10	Subtotal - Balance at End of Year	796,855
11		
12	Miscellaneous Paid-in Capital (Account 211)	
13		
14	Balance at Beginning of Year	-11,117,228
15		
16	Eliminate the ($9) per share par value of the Company's Common Stock	2,635,438
17		
18	Subtotal - Balance at End of Year	-8,481,790
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	-7,684,935

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Common Stock Subscribed (Account 202)		
2			
3			
4	Common Stock Liability for Conversion (Account 203)		
5			
6			
7	Preferred Stock Stock Subscribed (Account 205)		
8			
9			
10	Prefered Stock Liability for Conversion (Account 206)		
11			
12			
13	Premium on Capital Stock (Account 207):		
14			
15	Balance at Beginning of Year		2,108,786,655
16			
17	Transfer Premium on Capital Stock to Common Stock Ferc 201		-2,108,786,655
18			
19	Subtotal-Balance at End of Year		
20			
21	Premium on Preferred Stock		
22	4.56% Series	144,300	22,366
23	4.44% Series	136,560	57,219
24	4.40% Series	176,280	126,393
25	3.90% Series	152,510	21,199
26			
27			
28	Installments Received on Capital Stock (Account 212)		
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	609,650	227,177

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 5 Column: a

All outstanding shares of $100 and $25 par value Preferred Stock are registered on the New York and Chicago Exchanges.

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
100	2,106,152,117					1
						2
100	2,106,152,117					3
						4
						5
						6
144,300	14,430,000					7
136,560	13,656,000					8
176,280	17,628,000					9
152,510	15,251,000					10
50,000	5,000,000					11
						12
						13
						14
4,000,000	100,000,000					15
						16
						17
						18
						19
4,659,650	165,965,000					20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	175,000,000		
2				
3	Total Common Stock	175,000,000		
4				
5	Preferred Stock (Account 204) [redacted]			
6	$100 par value:			
7	4.56% Cumulative	144,300	100.00	103.38
8	4.44% Cumulative	136,560	100.00	103.50
9	4.40% Cumulative	176,280	100.00	108.00
10	3.90% Cumulative	152,510	100.00	103.63
11	8.45% Cumulative	150,000	100.00	
12	Undesignated as to series	5,240,350	100.00	
13				
14	$25 par value:			
15	7.75% Cumulative	4,000,000	25.00	25.00
16	Undesignated as to series	4,000,000	25.00	
17				
18	Preference undesignated as to series	8,000,000		
19				
20	Total Preferred and Preference Stock	22,000,000		
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: b

Account Subdivisions (a)	Balance at Beginning of Year (b)	Balance at End of Year (c)
Other - Line 7		
Transmission Revenue Contingency	766,868	0
Amortization BV2 Sale/Leaseback	69,947,857	69,688,408
Sales Tax Audit Assessment	16,352	0
Decommissioning	3,461,731	3,834,270
Cost of Removal	50,623,501	0
Nuclear Refueling Outage	5,297,680	11,442
Tree Trimming	2,557,739	2,557,739
Capitalized Repairs	47,359	47,359
Bad Debts	0	241,741
Injuries and Damages	1,487,982	1,102,405
Unamortized ITC	76,879,353	51,299,030
Excess Deferred Taxes - PUCO	(5,469)	0
Pennsylvania Public Utility Realty Tax	4,640,048	3,294,252
Gross Receipt Tax - FERC	461,144	0
ESIP Street Lighting	1,084,543	1,095,470
Postretirement Benefit-Deferred Exp.	23,128,285	26,684,150
Emission Allowance	3,943,789	4,478,406
Accrued Demand Side Management Expense	381,443	381,443
Deferred GE Legal Fees	1,489,868	909,153
BV2 - Sale/Leaseback Loss	0	1,182,691
FICA Tax on Reg. & Banked Vacation	748,429	499,546
Organization Cost	311	267
Low Level Radioactive Waste	(1,133)	0
Transmission Substation Sites	266,962	266,992
Springfield Electric Contract	330,899	198,903
Reserve for Obsolescence Inventory	5,960,103	4,667,036
Long Term Incentive Plan Payroll	1,323,776	1,852,641
Taxes & Property Tax Reserve	2,536,049	3,737,958
Perry Audit Contingency-OH Property	1,703,109	3,368,821
Merger Transaction Costs	287,974	287,974
State NOL	2,399,178	2,102,170
	261,765,730	183,790,267

Schedule Page: 234 Line No.: 7 Column: c

See Above

Schedule Page: 234 Line No.: 17 Column: b

Other (Specify) - Line 17	Balance at Beginning of Year	Balance at End of Year
Executive Deferred Compensation Interest	3,557,725	3,612,466
ESOP Compensation Expense	20,413,477	22,013,742
	23,971,202	25,626,208

Schedule Page: 234 Line No.: 17 Column: c

See Above

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Tax Benefit Transfer	10,535,493	11,449,943
3	Nuclear Fuel Disposal	537,885	532,373
4	Banked and Accrued Vacation	6,735,825	4,971,050
5	Executive Deferred Compensation	4,645,971	3,849,739
6			
7	Other	261,765,730	183,790,267
8	TOTAL Electric (Enter Total of lines 2 thru 7)	284,220,904	204,593,372
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	23,971,202	25,626,208
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	308,192,106	230,219,580

Notes

Schedule Page: 233 Line No.: 12 Column: d

Materials Under Consignment

Account Charged	Amount
253.00	$17,123,355
154.00	546,701
	$17,670,056

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Deferred Expenses - TBT	156,768		930.72	13,248	143,520
2	(Amort. over lease term)					
3						
4	BV #2 - Lease Transaction Costs	53,226,095		525.10	3,056,044	50,170,051
5	(Amort. over lease term)					
6						
7	PY #1 - Lease Transaction Costs	31,874,031		525.10	1,941,565	29,932,466
8	(Amort. over lease term)					
9						
10	Ohio Real & Personal Prop. Tax	100,906,061		253.00	44,476,988	56,429,073
11						
12	Materials Under Consignment	54,456,442	13,595,257	footnote	17,670,056	50,381,643
13						
14	Energy Call Rights	2,400,000		904.10	2,400,000	
15						
16	Deferred Bond Issue Costs		7,216			7,216
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	9,987,877				4,571,994
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	253,007,274				191,635,963

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Perry # 1 - Deferred Expenses	3,584	407.30	2,760,555	
2	(Amortized as Costs are Recovered from Customers)		407.40	7,709	
3			146.00	2,455	70,000,182
4					
5	Beaver Valley # 2 - Deferred Expenses		407.30	20,855,231	
6	(Amortized as Costs are Recovered from Customers)		407.40	30,902	
7		1,416,517	182.30	126,741,232	425,131,118
8					
9	AFUDC Recoverable from PUCO		146.00	3,682,070	
10	Jurisdictional Customers		407.30	1,834,421	
11	(Amortized as Costs are Recovered from Customers)		407.40	133,769	38,794,724
12					
13	PIP Uncollectible Accounts				
14	(Amortized as Costs are Recovered from Customers)	12,912,877	904.20	23,625,123	-15,760,915
15					
16	Sale and Leaseback Costs		407.30	6,861,960	
17	(Amortized as Costs are Recovered from Customers)		407.40	1,904,506	180,275,295
18					
19	DOE Decontamination & Decommissioning				
20	(Amortized as Costs are Recovered from Customers)		518.10	1,190,854	9,474,465
21					
22	Leasehold Improvements				
23	(Amortized over Life of Leases)	867,890			8,800,436
24					
25	Employee Postretirement Costs				
26	(Amortized as Costs are Recovered from Customers)		407.30	3,239,724	16,198,598
27					
28	Customer Receivable for Future Income Taxes		182.30	366,085,317	
29	(Amortized as Costs are Recovered from Customers)	21,336,853	407.40	53,785,310	150,862,511
30					
31	Forward Refunding				
32	(Amortized as Costs are Recovered from Customers)		427.10	101,220	1,746,213
33					
34	Generating Asset Impairment				
35	(Amortized as Costs are Recovered from Customers)	1,643,118,682	407.30	207,585,700	1,435,532,982
36					
37	Transition Costs				
38	(Amortized as Costs are Recovered from Customers)	3,364,736			3,364,736
39					
40					
41					
42					
43					
44	TOTAL	1,683,021,139		820,428,058	2,324,420,345

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 36 Column: j

The EPA is withholding 3,359 emission allowances for auction through the year 2009 and in 2010 the EPA is withholding 3,069 emission allowances for auction until the end of the program.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 1 Column: j

The EPA allotment is 117,225 per year through 2009 and in 2010 the EPA allotment changes to 107,674 per year until the end of the program.

Schedule Page: 228 Line No.: 10 Column: a

Summary of 2000 Emission Allowance Purchases and Transfers:

Company	# of Emission Allowances	Dollars
American Electric Power	27,500	4,120,000
Aquila Energy	20,000	2,918,125
Arizona Public Service Company	62,500	9,691,875
Cantor Fitzgerald	15,000	2,310,500
Conectiv Energy Supply Inc.	15,000	2,217,500
Duke Energy	2,500	331,250
Dynegy Marketing & Trade	22,500	3,447,500
Edison Mission Marketing & Trade	2,500	387,500
Enron North America Corp.	66,500	10,152,750
Georgia Power Company	15,000	2,317,500
Koch Carbon Inc.	52,500	7,860,000
PG&E Energy Trading	30,000	4,289,375
Public Service Electric & Gas	45,000	6,740,000
	------	---------
	376,500	56,783,875

Schedule Page: 228 Line No.: 23 Column: a

Summary of 2000 Emission Allowance Sales and Transfers:

Company	# of Emission Allowances	Dollars
American Electric Power	124,000	11,222,000
Arizona Public Service	55,000	599,250
Aquila Energy Marketing	17,500	1,644,450
Cantor Fitzgerald	488	29
Cinergy Energy Service Inc.	5,000	654,000
Conectiv Energy Supply	2,500	326,900
Duke Energy	15,000	712,700
Dynegy Marketing & Trade	5,000	604,625
Edison Mission Financial	2,500	327,000
Enron North America Corp.	46,457	5,902,788
Koch Carbon Inc.	2,500	300,275
Mount Tom	100	0
Peabody Coal Trade	10,000	196,900
PPL Energy Plus LLC	2,500	327,000
PSE&G Energy Technologies, Inc.	2,500	277,625
Public Service Electric & Gas	10,200	58,700
Rag Coal Sale of America	4,000	523,200
Southern Company Energy Marketing L.P	10,000	196,900
The Clean Air Conservancy	50	239
Swap OE BMP1 to PP General	42	0
Swap OE BMP2 to PP General	490	0
	------	--------
	315,827	23,874,581

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
117,225.00		117,225.00		[redacted]		635,790.00	1,542,726	1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
								8
								9
						376,500.00	56,783,875	10
						6,249.00	37,744	11
								12
								13
								14
						382,749.00	56,821,619	15
[redacted]								16
								17
						171,089.00	9,270,464	18
[redacted]								19
								20
[redacted]								21
								22
						315,827.00	23,874,581	23
								24
								25
								26
								27
						315,827.00	23,874,581	28
117,225.00		117,225.00				531,623.00	25,219,300	29
[redacted]								30
								31
								32
								33
							21,138,029	34
								35
[redacted]								
3,359.00		3,359.00		[redacted]		13,436.00		36
								37
								38
				3,359.00		6,718.00		39
3,359.00		3,359.00		-3,359.00		6,718.00		40
[redacted]								41
								42
								43
				3,359.00	167,931	6,718.00	335,861	44
					167,931		335,861	45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2001 No. (d)	2001 Amt. (e)
1	Balance-Beginning of Year	284,115.00	1,542,726	117,225.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9					
10	Grand Total of Purchases	376,500.00	56,783,875		
11	DTE Coal Tolling	6,249.00	37,744		
12					
13					
14					
15	Total	382,749.00	56,821,619		
16					
17	Relinquished During Year:				
18	Charges to Account 509	171,089.00	9,270,464		
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23	Grand Total of Sales	315,827.00	23,874,581		
24					
25					
26					
27					
28	Total	315,827.00	23,874,581		
29	Balance-End of Year	179,948.00	25,219,300	117,225.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains		21,138,029		
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	3,359.00		3,359.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	3,359.00			
40	Balance-End of Year			3,359.00	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	3,359.00	167,930		
45	Gains		167,930		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	12,992,612	4,320,135	Electric
2	Fuel Stock Expenses Undistributed (Account 152)	879,949	443,085	Electric
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	18,679,946	20,378,312	Electric
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)			
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	18,679,946	20,378,312	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	3,363,000	1,686,000	Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	35,915,507	26,827,532	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
	-8,000,000	11,000,000		3
892,259		3,106,153		4
				5
892,259	-8,000,000	14,106,153		6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
27,943,261	-14,004,021	574,656,580		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	OES Ventures, Incorporated			
2	------------------------------			
3	Common Stock, $100,000 par value, 110 shares			19,000,000
4	Equity in Undistributed Subsidiary Earnings			2,213,894
5				
6	Subtotal			21,213,894
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 254,411,350		TOTAL	·560,717,340

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		188,700,000		3
19,143,353	-4,899,999	25,115,229		4
				5
19,143,353	-4,899,999	213,815,229		6
				7
				8
				9
		17,000,000		10
-153,973		1,124,590		11
				12
-153,973		18,124,590		13
				14
				15
				16
		20,000,000		17
7,046,054		26,694,391		18
				19
7,046,054		46,694,391		20
				21
				22
				23
		14,000,000		24
		263,763,088		25
681,546	-770,000	441,779		26
				27
681,546	-770,000	278,204,867		28
				29
				30
				31
		3,711,350		32
334,022	-334,022			33
				34
334,022	-334,022	3,711,350		35
				36
				37
				38
				39
				40
				41
27,943,261	-14,004,021	574,656,580		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Pennsylvania Power Company			
2	----------------------------------			
3	Common Stock, $30 par value, 6,290,000 shares			188,700,000
4	Equity in Undistributed Subsidiary Earnings			10,871,875
5				
6	Subtotal			199,571,875
7				
8	OES Fuel, Incorporated			
9	--------------------------			
10	Common Stock, $100,000 par value, 170 shares			17,000,000
11	Equity in Undistributed Subsidiary Earnings			1,278,563
12				
13	Subtotal			18,278,563
14				
15	OES Capital, Incorporated			
16	------------------------------			
17	Common Stock, $100,000 par value, 200 shares			20,000,000
18	Equity in Undistributed Subsidiary Earnings			19,648,337
19				
20	Subtotal			39,648,337
21				
22	OES Finance, Incorporated			
23	------------------------------			
24	Common Stock, $100,000 par value, 140 shares			14,000,000
25	Investment Advances (Notes Receivable - 7.75%)	09/30/1994	07/15/2004	263,763,088
26	Equity in Undistributed Subsidiary Earnings			530,233
27				
28	Subtotal			278,293,321
29				
30	OES Financing Trust, Incorporated			
31	--------------------------------------			
32	Common Stock, $25 par value, 148,454 shares			3,711,350
33	Equity in Undistributed Subsidiary Earnings			
34				
35	Subtotal			3,711,350
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 254,411,350		TOTAL	560,717,340

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Lessee - Qwest

Schedule Page: 221 Line No.: 44 Column: b

Included in Minor items Previously Devoted to Public Service:

Building - 115 W. Broadway, Girard, Ohio
Lessee - Kitchen & Bath Cabinetry, Inc.
Building - Longview Substation, City of Mansfield, Ohio
Lessee - Qwest
Bldg. & Tower - Bluebell Substation, City of Alliance, Ohio
Lessee -Arch Wireless
Bldg. & Tower - Longview Substation, City of Mansfield, Ohiio
Lessee - MCI_Skytel Communications, Inc.
Bldg. & Tower - Bluebell Substation, Alliance
Lessee - Bellsouth Wireless Data, L.P. (RAM)
Bldg. & Tower - Longview Substation, City of Mansfield, Ohio
Lessee - Oncall Communications of Ohio, Inc.
Bldg. & Tower - Longview Substation, City of Mansfield, Ohio
Lessee - Skytel Corp.
Bldg. & Tower - Kelly Substation, Fairfield Twp., Ohio
Lessee -Arch Wireless
Bldg & Land - Cloverdale Substation, City of Massillon, Ohio
Lessee - Qwest
Bldg. & Land - Ravenna Substation Property, City of Ravenna, Ohio
Lessee - Ec Tec., Inc.
Land - Mad River Generating Station, City of Springfield, Ohio
Lessee - Eller Media
Land - Elm Sub Property, City of Girard and Warren, Ohio
Lessee - Lamar Advertising Co.
Land - Elm Substation Property, Bazetta Township, Ohio
Lessee - Atlas Energy Group, Inc.
Land - Brookside Substation, City of Ashland, Ohio
Lessee - Qwest
Land - Longview Substation, City of Mansfield, Ohio
Lessee - Arch Wireless
Land - Galion Substation
Lessee -Qwest
Land & Tower - Sammis Generating Station, Stratton, Ohio
Lessee - MaLang Cellular
Land & Tower - Cloverdale Substation, Massillon, Ohio
Lessee -Arch Wireless
Land & Tower - Suffield Substation, Suffield, Ohio
Lessee - Arch Wireless
Land - North Medina Substation Property, York Township, Ohio
Lessee - Smith Bros.
Land - Shalersville Substation Property, City of Streetsboro, Ohio
Lessee - Eller Media Company

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 221 Line No.: 9 Column: d

Leased to Forest City development. Forest City development is not an associated Company.

Schedule Page: 221 Line No.: 14 Column: d

Description of Property Leased to Non-Associated Companies

Included in Miscellaneous Land, Structures, Right of Way

Fiber Optic Cable - 7.1 miles of fiber optic in Akron, Ohio
  Lessee - Qwest
Fiber Optic Cable - 1,965 ft. of fiber optic cable in Akron, Ohio
  Lessee - MCI Telecommunications Corp.
Fiber Optic Cable - 1,950 ft. of fiber optic cable in Copley,Ohio
  Lessee - Copley Township
Fiber Optic Cable - 7,000 ft. in Akron North Loop, Akron, Ohio
  Lessee - ICG Telecom Group
Fiber Optic Cable - 7,000 ft. in Akron North Loop, Akron, Ohio
  Lessee - XO Communications
Fiber Optic Cable - 8,000 ft. in Akron South Loop, Akron, Ohio
  Lessee - ICG Telecom Group

Schedule Page: 221 Line No.: 15 Column: d

Description of Property Leased to Non-Associated Companies

Included in Miscellaneous Land, Structures, Right of Way

Fiber Optic Cable - 45,070 ft. of fiber optic cable in Warren, Ohio
  Lessee - Qwest
Fiber Optic Cable - 1,500 ft. of fiber optic cable in Ashland, Ohio

Schedule Page: 221 Line No.: 16 Column: d

Description of Property Leased to Non-Associated Companies

Included in Miscellaneous Land, Structures, Right of Way

Fiber Optic Cable - 9,584 ft. of fiber optic cable in Youngstown, Ohio
  Lessee - Qwest
Fiber Optic Cable - 4,900 ft. of fiber optic cable, Canton to Youngstown, Ohio
  Lessee - AT&T

Schedule Page: 221 Line No.: 17 Column: d

Description of Property Leased to Non-Associated Companies

Included in Miscellaneous Land, Structures, Right of Way

Fiber Optic Cable - 400 ft. of fiber optic cable in Galion, Ohio
  Lessee - Qwest
Fiber Optic Cable - 3,970 ft. in Mansfield, Ohio
  Lessee - Qwest
Fiber Optic Cable - 1,760 ft. of fiber optic cable in Marion, Ohio
  Lessee - Qwest
Fiber Optic Cable - 2,540 ft. of fiber optic cable in Stark, Ohio

Schedule Page: 221 Line No.: 1 Column: c

Details concerning Purchases, Transfers, Retirements and the Adjustments of Non-Utility Property:

	Purchases, Sales, Transfers, etc.
Purchases	
Other Property	
Akron-Canton (AEP) Fiber Optic	$ 106,578
Construction Work in Progress	
C8194 AK-Akron-Canton (AEP) Fiber Optic	(70,983)
C8324 MS-Akron-Canton (AEP) Fiber Optic	(37,636)
C8328 AK-UG-Akron-Canton (AEP) Fiber Optic	60
L3332 Sale: Item 272 (Erie Site)	1,753
L7749 FE Telecom/Quest-Inst Fiber Optic	401
M7900 Demolition: Item 453 (Reynold)	3,600
W7002 RE-Sale:Scott Lindsey Prop-Emp Home	24
W7007 RE-Pur:D.L. Richards Prop-Emp Home	1,156
W7010 Sale:M.J. Pera Prop-Emp Home	(8)
W7021 RE-Pur:Robert K. Pyles Prop-Emp Home	(1,034)
W7025 RE-Pur:Carl D. Keffer Prop-Emp Home	696
W7030 RE-Pur:D.R. Charlton Prop-Emp Home	(1,482)
W7035 RE-Sale:Scott A. Wickert-Emp Home	155
W7036 RE-Sale:L.R. Bolender Prop-Emp Home	170
W7039 RE-Pur:Rickey Hartwig Prop-Emp Home	298
W7040 RE-Pur:Bradley S. Ewing Prop-Emp Home	85
W7048 RE-Sale:Milton W. Ezzard Prop-Emp Home	2,348
W8997 HV-Akron-Canton (AEP) Fiber Optic	1,990
X4991 GO-ALPS Project	(148,501)
X7173 GO-ALPS Services	(11,064)
Y5877 BU-Weirton Steel Pulverized Coal	(20,605)
Y6110 RE-Pur:J.W. Rowlands Prop-Emp Home	2,769
Y6111 RE-Pur:M.C. Prieto Prop-Emp Home	1,637
Y6112 RE-Pur:Byron Pappas Prop-Emp Home	(1,468)
Y6132 RE-Pur:S.L. Lindsey Prop-Emp Home	1,598
Y6168 RE-Pur:D.A. Brennan Prop-Emp Home	(913)
Y6172 RE-Pur:S.A. Wickert Prop-Emp Home	793
Total Purchases	$ (274,161)
Retirements	
One(1)Item-648-Fee land - Poland Line Shop	(8,633)
One(1)Item-269-1B - 2-Story frame dwelling, Clark County	(11,550)
Total Retirements	(20,183)
Total Purchases, Sales, Transfers, Retirements, and Adjustments	$ (187,766)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Mining Rights Owned in Fee			
2				
3	Buffalo Twp., Noble Cty., Ohio and			
4	Marshall Cty., West Virginia	111,963		111,963
5	Monroe and Belmont Ctys., Ohio	957,391		957,391
6				
7				
8	Miscellaneous Land, Structures, Right of Way			
9	Equipment - Chapel Hill Mall Lease 01/01/1996	2,260,118		2,260,118
10	Toronto Plant - retired 12/1999	258,803		258,803
11	Equipment - Capital Lease			
12	Mansf-Harding 345KV Line R/W Summit Cty., Ohio	393,416		393,416
13	Fiber Optic Cable			
14	Located in Akron, Ohio - 8946	896,991	106,578	1,003,569
15	Located in Warren, Ohio - 8953	206,375		206,375
16	Located in Youngstown, Ohio - 8954	126,024		126,024
17	Other Locations, Ohio	99,701		99,701
18				
19				
20	Pulverized Coal USS/Kobe Steel Co. at Edgewater	13,244,382		13,244,382
21				
22				
23	Construction Work in Progress	2,425,065	-274,161	2,150,904
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	1,402,677	-8,633	1,394,044
45	Minor Items-Other Nonutility Property	1,890,564	-11,550	1,879,014
46	TOTAL	24,273,470	-187,766	24,085,704

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) __A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 7 Column: c

Includes amortization of ACRS tax benefits sold in the amount of $796,599.

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from Ohio Edison Company to American Transmission Systems Inc., for electric plant transferred in the amount of ($277,952,089). Also includes ($1,212,927,917) for the impairment of generating plant investment as a result of the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" for the Company's generation business effective with the approval by the Pubic Utilities Commission of Ohio of the Company's transition plan.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	3,164,518,417	3,164,488,078	30,339	
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	253,199,053	253,199,053		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	253,676	253,676		
6	Other Clearing Accounts	118,684	118,684		
7	Other Accounts (Specify):	796,599	796,599		
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	254,368,012	254,368,012		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	14,342,992	14,342,992		
12	Cost of Removal	6,659,200	6,659,200		
13	Salvage (Credit)	2,631,866	2,631,866		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	18,370,326	18,370,326		
15	Other Debit or Cr. Items (Describe):	-1,490,880,006	-1,490,880,006		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,909,636,097	1,909,605,758	30,339	
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	985,562,115	985,562,115		
19	Nuclear Production	232,357,541	232,357,541		
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	7,185,834	7,185,834		
23	Transmission	75,629,670	75,599,331	30,339	
24	Distribution	578,761,267	578,761,267		
25	General	30,139,670	30,139,670		
26	TOTAL (Enter Total of lines 18 thru 25)	1,909,636,097	1,909,605,758	30,339	

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to construction projects, on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects, which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total salaries and wages charged thereto.

(b) Each month the amount so charged is distributed pro rata to construction projects on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific construction projects are charged directly to such construction projects.

Schedule Page: 218 Line No.: 1 Column: OH exp

Engineering and Supervision

(a) The actual time of employees devoted to the planning, design and supervision of construction projects, together with amounts paid for outside professional engineering services, is charged to such projects to the extent possible.

(b) Other actual time of employees devoted to the engineering of construction, together with amounts paid for outside professional engineering services, is accumulated in distributable construction work in progress (projects functionalized by transmission, distribution, etc.) by direct charges from payrolls, invoices, vouchers, etc. Each month such charges to the distributable projects are distributed to each construction project included in such functional group on the basis of a percentage of direct labor and material charges to each construction project, except that no distribution is made to projects which are direct purchases of equipment only.

(c) The portion of engineering and construction supervision salaries not specifically chargeable to projects covered in (a) and (b), together with clerical salaries and expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all construction projects on the basis of a percentage of labor charges.

(d) The amount of engineering and supervision so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers and other general employees who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to construction projects on the basis of payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

1. For construction overhead - refer to attached footnote. [illegible]

[illegible] Allowance for Funds Used During Construction (AFUDC) [illegible]

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalized AFUDC at a rate which is the lesser of the rate computed by applying the formula prescribed by FERC which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the lower embedded cost of long-term debt during 2000. [illegible]

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 322,440,570		
2	Short-term Interest			s 6.68
3	Long-Term Debt	D 2,120,901,674	40.75	d 7.18
4	Preferred Stock	P 295,065,000	5.66	p 7.80
5	Common Equity	C 2,795,218,550	53.64	c 13.21
6	Total Capitalization	5,211,185,224	100%	
7	Average Construction Work in Progress Balance	W 176,309,741		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 9.79

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 7.18
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company Engineering and Supervision	6,353,365
3	Engineering by Outside Companies	367
4		
5	Federal and State Payroll Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	1,511,324
7		
8	General Administrative	
9	Salaries and Expenses	3,192,050
10	Benefit Costs and Payroll Taxes	786,793
11		
12	Pension and Benefit Costs exclusive of amount related to salaries transferred from	
13	Administrative Expense	2,211,078
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	14,054,977

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	System - 5Y2KD - Year 2000 Project	590,867
2	Transmission - 1112S - Capacitor Bank Installations	454,881
3	Transmission - 17A16 - Miscellaneous Sites & Right Of Way	269,221
4	Transmission - 17E92 - Transmission Line Blanket	116,612
5	Transmission - 17H16 - Miscellaneous Sites & Right Of Way	1,034,996
6	Transmission - 17H86 - Miscellaneous Sites & Right Of Way Blankets	2,107,783
7	Transmission - 1802S - Transmission Remote Switching	394,705
8	Transmission - 5002D - 345KV ISO Phase Bus Project	307,357
9	Transmission - 5003D - Transformer Radiator Cooler Project	167,403
10	West Lorain - 5NWLT - New Combustion Turbine Peakers	119,598,314
11	West Lorain - 5WL1A - West Lorain 1A Overhaul	1,853,268
12	Western Region - 1125B - Route 250 Highway Widening-Milan	270,977
13	Western Region - 1901B - Storm Damage-Distribution	248,485
14	Western Region - 1901W - Storm Damage	198,261
15	All Other	2,028,827
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	198,822,410

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Mansfield 3 - 599MM - Miscellaneous Production Additions & Improvements-$100,000 Less	957,055
2	Mansfield CF - 5089M - Gypsum Plant Piping	20,294,880
3	Perry - 5814P -Conceptual Design-Adhrs To Rhr	140,334
4	Perry - 5818P - Security Computer Upgrade	252,809
5	Perry - 5832P - Power Upgrade Project	6,686,615
6	Perry - 5833P - Refuel Outage 8 (2001)	197,578
7	Perry - 5841P - Install Dampers In CC HVAC Ducts	483,163
8	Perry - 5843P - Main Turbine Control	382,024
9	Perry - 599MP - Miscellaneous Nuclear Additions & Improvements	286,929
10	Sammis - 502BS - Sammis Valve Replacements	196,640
11	Sammis - 599MS - Miscellaneous Projects	477,183
12	Sammis - 5NOCS - NOX Compliance	624,714
13	Sammis - 5PISS - Plant Information Systems	1,976,055
14	Sammis 6 - 56Z0S - Outage (2000)	1,462,846
15	Sammis 7 - 57CRS - Replace CR-77 Pulverizers	103,323
16	Southern Region - 1013P - Rebuild State Route 96 /3-3/OAS Ashland	192,587
17	Southern Region - 1020F - Longview Substation - Capacitor Bank	148,384
18	Southern Region - 1023P - Install Cairns Sub 138-12.5KV	529,051
19	Southern Region - 14A17 - London-Deer 69KV Right of Way	166,487
20	Southern Region - 1900P - New Business	916,921
21	Southern Region - 1901P - Storm Damage	166,199
22	Southern Region - 1904P - Line Relocation	283,269
23	Southern Region - 1905P - T&D Line Blanket	332,728
24	Southern Region - 1907P - T&D Sub Blanket	113,658
25	Southern Region - 1908P - Street Light Project	147,335
26	Southern Region - 1940P - Line Transformers	133,711
27	Southern Region - 1950P - Capital Asset Project	198,730
28	System - 1003S - Data Network Improvement Project	1,221,957
29	System - 1109S - Bluebell-Increase Capacity	551,074
30	System - 1119S - Maintenance Control & Management System	236,368
31	System - 1139S - Highland Transformer Addition	1,405,666
32	System - 1144S - Shalersville Substation	302,549
33	System - 1147S - Masury Area New 69KV Line Right of Way	226,216
34	System - 1158S - West Lorain Substation Expansion	240,194
35	System - 1232S - Building Leasehold Improvements	124,074
36	System - 17S04 - Miscellaneous Distribution Substations	660,324
37	System - 17T94 - Distribution Substations - Electrical Blanket	412,938
38	System - 18C02 - Office Furniture	504,488
39	System - 1953G - Capital Asset Project	112,080
40	System - 5007D - Metering Project	1,056,980
41	System - 5DFTS - Install Digital Fuel Tracking Systems	527,246
42	System - 5MMSD - Activity & Resource Management System	144,538
43	TOTAL	198,822,410

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Burger 5 - 58ZET - Zero Emmission Technology	173,083
2	Central Region - 1037A - W. Market Street Rebuild	232,286
3	Central Region - 1089A - Darrow Road Widening	399,293
4	Central Region - 1101S - LaGrange Substation-Add SCADA & Motor	105,458
5	Central Region - 1126A - US 62/SR 21 Highway Widening	107,334
6	Central Region - 1128S - Medina-Star Line	189,265
7	Central Region - 1200A - Vincent Substation 69/12KV Transformer Winding Replacement	118,089
8	Central Region - 1220A - Wooster/East Ave Highway Widenng	161,707
9	Central Region - 1223A - Stow Substation 69/12KV Transformer Winding Replacement	155,731
10	Central Region - 1226A - Nordonia Substation	524,780
11	Central Region - 1227A - Singer Substation	430,967
12	Central Region - 14A80 - Dale-Jackson Line	565,146
13	Central Region - 1900A - New Business	4,565,189
14	Central Region - 1901A - Storm Damage	134,397
15	Central Region - 1903A - Accident Damage	251,445
16	Central Region - 1904A - Line Relocation	1,094,353
17	Central Region - 1905A - T&D Line Blanket	1,035,457
18	Central Region - 1941N - Customer Meters	171,382
19	Central Region - 1950A - Capital Asset Project	384,019
20	Eastern Region - 1017Y - Campbell-Struthers Substation	263,043
21	Eastern Region - 1030Y - Canfield-Boardman Install Distribution Exit	165,869
22	Eastern Region - 1066S - Cedar St-Columbiana Line	113,057
23	Eastern Region - 1083Y - Route 422 Highway Widening	228,201
24	Eastern Region - 1118Y - Milton Sub Transformer Replacement	177,149
25	Eastern Region - 15A98 - Tippecanoe - New 69-12.47KV Substation	172,127
26	Eastern Region - 1900Y - New Business	2,094,774
27	Eastern Region - 1901Y - Storm Damage	132,042
28	Eastern Region - 1903Y - Accident Damage	207,256
29	Eastern Region - 1904Y - Line Relocation	259,578
30	Eastern Region - 1905Y - T&D Line Blanket	884,637
31	Eastern Region - 1907Y - T&D Sub Blanket	193,880
32	Eastern Region - 1908Y - Street Light Project	150,997
33	Edgewater - 500ME - Miscellaneous Items Less Than $250,000	124,441
34	FirstEnergy - 1115S - EMS Consolidation	159,825
35	Mansfield - 5112M - Install Little Blue Run NPDES Collection System	180,656
36	Mansfield - 5154M - Install Substation Upgrades	111,162
37	Mansfield - 5160M - Auxilliary Boiler C Explosion	511,429
38	Mansfield - 5YF0M - Coal Unloader 2000 Fall Outage	200,079
39	Mansfield 1 - 5138M -Install Security Equipment	1,054,423
40	Mansfield 2 - 5131M - Install Security Equipment	4,447,300
41	Mansfield 3 - 5132M - Install Security Equipment	327,293
42	Mansfield 3 - 5148M - Install A,C,D,E, Reactor Header Module	643,954
43	TOTAL	198,822,410

FOOTNOTE DATA

Schedule Page: 214 Line No.: 3 Column: c

Date not presently determinable for all items not specifically noted in column C.

Schedule Page: 214.1 Line No.: 3 Column: c

Date not presently determinable for all items not specifically noted in column C.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Transmission Line Right of Way			
3	South Galion - Alma Jct. 138kV - R/W	12/31/1960		268,542
4	Former L.E. P.H. R.R.	12/31/1970		364,373
5	Miscellaneous - Various Lines and Voltages	12/31/1955		1,613,360
6				
7		01/31/1998		32,114
8	Miscellaneous Distribution Line - R/W	12/31/1977		26,451
9				
10				
11	Miscellaneous Substation Sites	12/31/1973		2,357,371
12				
13				
14	Miscellaneous Line Shop Sites	12/31/1976		238,280
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			11,934,104

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility oper[illegible]ons, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, an[illegible] [illegible]e date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Power Plant Sites			
3	Cities of Amherst and Lorain, Brownhelm Twp.,			
4	Lorain County., Ohio 785 acres	12/31/1955		465,407
5	City of Warrenton, Warren Twp., Jefferson County.,			
6	Ohio 322 acres	12/31/1960		367,624
7	Villages of Stratton and Empire, Saline Twp.,			
8	Jefferson County, Ohio 670 acres	12/31/1977		564,885
9	Boroughs of Industry and Shippingport, Townships of			
10	Green and Raccoon, Beaver County., Pennsylvania			
11	807 acres	12/31/1978		729,455
12	Berlin Twp., Erie County., Ohio 1,349 acres	12/31/1980		3,563,589
13	City of Akron, Summit County., Ohio 8 acres	12/31/1984		710,348
14	City of Toronto, Jefferson County., Ohio 106.523 acr	12/31/1993		361,266
15				
16	Miscellaneous Power Plant Sites	12/31/1976		21,626
17		12/31/1999		219,074
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26	Transmission - Substation			
27	Miscellaneous Communication Equipment	12/31/1992		30,339
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			11,934,104

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) __A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(360)	664,694	682,825	-	1,347,519
(361)	898,427	77,345	-	975,772
(362)	12,367,849	1,172,030	(27,043)	13,512,836
(364)	8,715,459	(2,447,431)	-	6,268,028
(365)	8,965,152	3,180,517	-	12,145,669
(366)	1,736,673	242,242	-	1,978,915
(367)	9,826,055	(203,739)	-	9,622,316
(368)	9,922,573	(385,622)	-	9,536,951
(369)	2,210,135	(17,482)	-	2,192,653
(370)	4,028,908	(494,835)	-	3,534,073
(371)	124,521	5,624	-	130,145
(373)	1,876,933	363,502	-	2,240,435
Total	61,337,379	2,174,976	(27,043)	63,485,312
(389)	1,169	79	-	1,248
(390)	6,582,433	(5,972,032)	(42,344)	568,057
(391)	5,759,868	(2,500,688)	161,380	3,420,560
(392)	301,947	(240,010)	-	61,937
(393)	-	-	-	-
(394)	21,121	267,815	-	288,936
(395)	4,260	17,758	-	22,018
(396)	-	-	-	-
(397)	2,491,569	(94,621)	(2,396,948)	-
(398)	-	-	-	-
Total	15,162,367	(8,521,699)	(2,277,912)	4,362,756
GR TOTAL	$ 231,537,462	$(23,990,019)	$ (9,569,539)	$ 197,977,904

Schedule Page: 204 Line No.: 85 Column: b

Purchase (Sale) of generating unit ownership interests reflects the exchange of generating assets between Ohio Edison Company and Duquesne Light Company.

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) __A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -
(302)	-	-	-	-
(303)	36,335,898	(34,959,842)	-	1,376,056
Total	36,335,898	(34,959,842)	-	1,376,056
(310)	41,273	(176)	-	41,097
(311)	1,230,726	(623,363)	-	607,363
(312)	32,981,537	30,067,430	311,563	63,360,530
(314)	11,874,324	(6,211,586)	290,118	5,952,856
(315)	69,946	24,151	(5,513,336)	(5,419,239)
(316)	2,204,138	1,309,566	73,956	3,587,660
Total	48,401,944	24,566,022	(4,837,699)	68,130,267
(320)	-	-	-	-
(321)	5,090,330	616,269	-	5,706,599
(322)	15,129,048	2,674,579	-	17,803,627
(323)	1,800,606	1,753,937	-	3,554,543
(324)	2,205,075	112,385	-	2,317,460
(325)	5,525,764	9,840,606	-	15,366,370
Total	29,750,823	14,997,776	-	44,748,599
(341)	7,510,131	98,193	-	7,608,324
(342)	-	404,860	-	404,860
(345)	15,502	-	-	15,502
(346)	5,674	-	-	5,674
Total	7,531,307	503,053	-	8,034,360
(350)	3,000,808	(877,610)	(2,101,211)	21,987
(352)	692,945	(730,307)	40,986	3,624
(353)	21,375,449	(13,909,480)	(287,302)	7,178,667
(354)	9,226	(9,226)	-	-
(355)	4,157,933	(3,848,196)	4,076	313,813
(356)	3,765,986	(3,360,089)	(83,434)	322,463
(357)	-	-	-	-
(358)	-	-	-	-
(359)	15,397	(15,397)	-	-
Total	33,017,744	(22,750,305)	(2,426,885)	7,840,554

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			74,501		40
			42,170,163		41
-200,812	-2,332,995,853	105,036,827	2,275,580,880		42
[redacted]					43
		-2,101,211	83,859,569		44
		-21,690,278	11,960,317		45
3,020,633	-7,012,307	-227,418,553	106,770,088		46
1,942		-78,934,925	277,860		47
27,437		-87,022,885	20,750,317		48
12,239,147		-146,541,243	26,088,422		49
			1,438,558		50
		-88,330	4,547,747		51
		-3,005,761			52
15,289,159	-7,012,307	-566,803,186	255,692,878		53
[redacted]					54
			10,157,290		55
			6,632,658		56
260		-27,043	127,062,756		57
					58
1,091,355			282,893,983		59
472,467			281,635,477		60
2,819			54,443,327		61
140,868			147,035,510		62
1,199,801			257,211,357		63
41,514			95,123,009		64
356,550		-480,594	99,637,047		65
166,079			16,654,713		66
					67
837,677			42,627,137		68
4,309,390		-507,637	1,421,114,264		69
[redacted]					70
75,681		-231,636	3,186,476		71
2,881,668	-422,970	-15,454,546	64,404,275		72
5,214,498	-645,510	-75,695,429	11,988,630		73
			4,600,029		74
8,032			1,525,845		75
191,922			7,593,065		76
1,122,124			6,970,149		77
			2,852,980		78
418,427	-5,139,256	-28,431,616	-4,982,053		79
34,287	-92,521		1,050,681		80
9,946,639	-6,300,257	-119,813,227	99,190,077		81
					82
9,946,639	-6,300,257	-119,813,227	99,190,077		83
29,344,376	-2,591,095,722	-646,015,656	4,115,425,073		84
		-53,118,344			85
					86
					87
29,344,376	-2,591,095,722	-699,134,000	4,115,425,073		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	74,501	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	41,667,109	503,054
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	4,447,810,365	55,528,729
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	85,737,375	223,405
45	(352) Structures and Improvements	34,166,914	-516,319
46	(353) Station Equipment	352,767,391	-8,545,810
47	(354) Towers and Fixtures	79,223,952	-9,225
48	(355) Poles and Fixtures	109,662,069	-1,861,430
49	(356) Overhead Conductors and Devices	186,905,289	-2,036,477
50	(357) Underground Conduit	1,438,558	
51	(358) Underground Conductors and Devices	4,636,077	
52	(359) Roads and Trails	3,021,157	-15,396
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	857,558,782	-12,761,252
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	9,472,506	684,784
56	(361) Structures and Improvements	6,555,313	77,345
57	(362) Station Equipment	125,536,179	1,553,880
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	277,109,654	6,875,684
60	(365) Overhead Conductors and Devices	273,231,615	8,876,329
61	(366) Underground Conduit	53,078,295	1,367,851
62	(367) Underground Conductors and Devices	139,402,898	7,773,480
63	(368) Line Transformers	250,553,046	7,858,112
64	(369) Services	93,124,397	2,040,126
65	(370) Meters	98,412,893	2,061,298
66	(371) Installations on Customer Premises	15,193,896	1,626,896
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	42,115,029	1,349,785
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,383,785,721	42,145,570
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	3,493,715	78
72	(390) Structures and Improvements	79,108,678	4,054,781
73	(391) Office Furniture and Equipment	45,420,268	48,123,799
74	(392) Transportation Equipment	5,264,035	-664,006
75	(393) Stores Equipment	1,392,809	141,068
76	(394) Tools, Shop and Garage Equipment	7,517,172	267,815
77	(395) Laboratory Equipment	8,074,515	17,758
78	(396) Power Operated Equipment	2,852,980	
79	(397) Communication Equipment	28,098,498	908,748
80	(398) Miscellaneous Equipment	1,177,489	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	182,400,159	52,850,041
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	182,400,159	52,850,041
84	TOTAL (Accounts 101 and 106)	7,220,705,026	161,175,801
85	(102) Electric Plant Purchased (See Instr. 8)	53,118,344	
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	7,273,823,370	161,175,801

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
[redacted]					1
			89,747		2
					3
	-244,787,305	-63,928,433	63,757,227		4
	-244,787,305	-63,928,433	63,846,974		5
[redacted]					6
					7
		87,071	10,756,128		8
		10,355,044	230,389,673		9
-149,340		73,054,079	1,280,605,608		10
					11
-125,686		17,143,768	245,189,856		12
		3,231,656	171,957,719		13
		1,165,209	25,658,533		14
-275,026		105,036,827	1,964,557,517		15
[redacted]					16
	-1,103,957		3,245,960		17
74,214	-335,900,782		234,313,111		18
	-1,146,416,705		26,431,948		19
	-262,118,291		2,683,672		20
	-448,187,942		-5,473,269		21
	-139,268,176		7,651,778		22
74,214	-2,332,995,853		268,853,200		23
[redacted]					24
					25
					26
					27
					28
					29
					30
					31
					32
[redacted]					33
			137,490		34
			12,952,905		35
			2,148,107		36
			10,834,733		37
			14,335,594		38
			1,686,833		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	89,747	
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	349,060,252	23,412,713
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	349,149,999	23,412,713
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	10,669,233	-176
9	(311) Structures and Improvements	220,657,992	-623,363
10	(312) Boiler Plant Equipment	1,174,174,322	33,227,867
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	226,876,216	1,044,186
13	(315) Accessory Electric Equipment	168,701,912	24,151
14	(316) Misc. Power Plant Equipment	22,993,106	1,500,218
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	1,824,072,781	35,172,883
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	4,349,917	
18	(321) Structures and Improvements	569,671,719	616,388
19	(322) Reactor Plant Equipment	1,166,571,901	6,276,752
20	(323) Turbogenerator Units	262,212,339	2,589,624
21	(324) Accessory Electric Equipment	442,529,403	185,270
22	(325) Misc. Power Plant Equipment	136,735,196	10,184,758
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	2,582,070,475	19,852,792
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights	137,490	
35	(341) Structures and Improvements	12,854,711	98,194
36	(342) Fuel Holders, Products, and Accessories	1,743,247	404,860
37	(343) Prime Movers	10,834,733	
38	(344) Generators	14,335,594	
39	(345) Accessory Electric Equipment	1,686,833	

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202 Line No.: 14 Column: f

Quantities of net unamortized leased fuel at December 31, 2000 were as follows:

Lbs U308	0
Kgs UF6	1,788
Enriched U-Kgs(estimated)	16,379
Fabricated U-Kgs(estimated)	39,027

During 2000, the company consumed 82,427,245 MMBTU's of leased nuclear fuel.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No.
[redacted]			1
[redacted]			2
[redacted]			3
[redacted]			4
[redacted]			5
[redacted]	[redacted]		6
[redacted]	[redacted]		7
			8
			9
[redacted]	[redacted]		10
			11
29,021,992		62,907,044	12
			13
[redacted]	[redacted]	62,907,044	14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	55,333,981	36,595,055
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	55,333,981	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,904,607,326	3,904,607,326
4	Property Under Capital Leases	12,839,843	12,839,843
5	Plant Purchased or Sold		
6	Completed Construction not Classified	197,977,904	197,977,904
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	4,115,425,073	4,115,425,073
9	Leased to Others		
10	Held for Future Use	11,934,104	11,934,104
11	Construction Work in Progress	198,822,410	198,822,410
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	4,326,181,587	4,326,181,587
14	Accum Prov for Depr, Amort, & Depl	2,009,776,128	2,009,776,128
15	Net Utility Plant (13 less 14)	2,316,405,459	2,316,405,459
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,909,605,758	1,909,605,758
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	100,140,031	100,140,031
22	Total In Service (18 thru 21)	2,009,745,789	2,009,745,789
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation	30,339	30,339
29	Amortization		
30	Total Held for Future Use (28 & 29)	30,339	30,339
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	2,009,776,128	2,009,776,128

The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0% - 5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7,493,646 and the postretirement benefit obligation by $94,415,205. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8,541,955 and the postretirement benefit obligation by $111,015,529.

18 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements were prepared in accordance with the accounting requirements set forth in the Uniform System of Accounts and published accounting releases of the FERC, which is a comprehensive basis of accounting other than GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in plan assets:				
Fair value of plan assets as of January 1	1,807,458,798	1,682,987,392	4,917,191	3,906,528
Actual return on plan assets	768,878	220,005,674	(178,534)	621,633
Company contribution	--	--	18,344,187	402,444
Benefits paid	(102,221,644)	(95,534,268)	--	--
Administrative expenses	--	--	(42,480)	(13,414)
Fair value of plan assets as of December 31	1,706,006,032	1,807,458,798	23,040,364	4,917,191
Funded status of plan	199,950,494	413,352,359	(728,988,593)	(603,508,860)
Unrecognized actuarial Loss (gain)	(90,915,998)	(303,535,599)	147,307,299	24,881,450
Unrecognized prior service cost	93,063,964	57,382,039	20,909,717	24,158,510
Unrecognized net transition obligation (asset)	(2,106,408)	(10,051,160)	110,841,109	120,077,867
Prepaid (accrued) benefit cost	$ 199,992,052	$ 157,147,639	$(449,930,468)	$(434,391,033)
Company's share of prepaid (accrued) benefit cost	$ 196,484,202	$ 180,987,582	$(121,818,660)	$(113,943,628)
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

FirstEnergy's net pension and other postretirement benefit costs for the two years ended December 31, 2000 were computed as follows:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Service cost	$ 27,421,692	$ 28,296,067	$ 11,349,407	$ 9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Expected return on plan assets	(180,918,929)	(168,056,403)	(524,512)	(400,419)
Amortization of transition obligation (asset)	(7,944,752)	(7,944,752)	9,236,758	9,236,758
Amortization of prior service cost	5,665,433	5,665,433	3,248,793	3,248,793
Recognized net actuarial loss (gain)	(9,095,535)	--	--	--
Voluntary early retirement program expense	17,243,000	--	--	--
Net benefit cost	$ (42,844,413)	$ (40,044,599)	$ 68,981,112	$ 62,119,270
Company's share of total plan costs	$ (15,496,620)	$ (12,119,498)	$ 17,186,568	$ 18,041,301

Company has recovered approximately $83,000,000 for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $8,200,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the DOE, as required by the Energy Policy Act of 1992.

DOE special assessment activities during 2000 and 1999, respectively, were: Account 518 expenses: $1,167,108 and $1,141,268; payments: $1,206,922 and $1,167,108; and refunds: $0 for both years.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

17 - RETIREMENT BENEFITS

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the two years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394,106,439	$1,500,134,952	$608,426,051	$601,269,566
Service cost	27,421,692	28,296,067	11,349,407	9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Plan amendments	41,347,358	--	--	--
Actuarial loss (gain)	17,264,015	(155,585,368)	121,680,323	(17,583,693)
Net increase from asset swap	--	14,800,000	--	12,524,600
Voluntary early retirement program expense	23,353,000	--	--	--
Benefits paid	(102,221,644)	(95,534,268)	(35,097,490)	(37,818,560)
Benefit obligation as of December 31	1,506,055,538	1,394,106,439	752,028,957	608,426,051

2006 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 560 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the Company's generation business was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $1,200,000,000 of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

The settlement agreement provides to the Company's customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 560 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery period could be shortened for the Company to reduce recovery by as much as $250,000,000, but any such adjustment would be computed on a class-by-class and pro-rata basis.

Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $1,075,000,000, compared to the Company's total assets as of December 31, 2000 of $7,422,000,000.

All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. Under the previous regulatory plan, the PUCO had authorized the Company to recognize additional capital recovery related to its generating assets (which was reflected as additional depreciation expense) and additional amortization of regulatory assets during the prior regulatory plan period of at least $2,000,000,000. These additional amounts were being recovered through rates. As of December 31, 2000, the Company's cumulative additional capital recovery and regulatory asset amortization amounted to $1,158,000,000.

16 - DEPRECIATION

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for the Company's electric plant was approximately 2.8% in 2000 and 3.0% in 1999. In addition to the straight-line depreciation recognized in 2000 and 1999, the Company recognized additional capital recovery of $106,000,000 and $92,000,000, respectively, as additional depreciation expense in accordance with its regulatory plan. This amount was included in the 2000 transfer of accumulated depreciation included in the Company's impaired plant investment recognized as regulatory assets as discussed in "Regulatory Plan" above.

Annual depreciation expense in 2000 included approximately $6,200,000 for future decommissioning costs applicable to the Company's ownership and leasehold interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $28,000,000 from implementing the Company's transition plan in 2001. The Company's share of the future obligation to decommission these units is approximately $462,000,000 in current dollars and (using a 4.0% escalation rate) approximately $1,205,000,000 in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The

The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Company has no securities held for trading purposes.

15 - REGULATORY PLAN

The Public Utilities Commission of Ohio (PUCO) approved the Company's Rate Reduction and Economic Development Plan in 1995. This regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $300,000,000 (approximately 20 percent below then current levels). The plan also revised the Company's fuel cost recovery method so that the Company's fuel rates would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the Company's regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $600,000,000 during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

In July 1999, Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the legislation provides for a five percent reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, CEI and TE -- filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of the Company's generation-related transition costs of approximately $1,769,245,000 ($1,608,448,000, net of deferred income taxes) and its transition costs related to regulatory assets aggregating approximately $1,505,540,000 ($1,004,721,000, net of deferred income taxes).

On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than

Notes Common to Balance Sheet, Income Statement and

Statement of Cash Flows

14 - SUPPLEMENTAL CASH FLOWS INFORMATION

Cash and Cash Equivalents at December 31, 2000:

Account	Account Title	
131	Cash	$ 13,080,058
134	Special Deposits	22,530
135	Working Funds	175,287
136	Temporary Cash Investments	314,800
		$ 13,592,675

Operating Activities:

Interest Paid (net of amounts capitalized	$ 160,695,901
Income Taxes Paid	$ 262,224,707

Investing Activities:

Gross Additions to Utility Plant	$ 192,011,652
Capital Leases - Electric	1,310,503
	$ 193,322,155
Capital Leases - Nuclear Fuel	$ 36,595,055
Gross Reductions to Nonutility Plant	$ 167,583

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their market value.

All borrowings with initial maturities of less than one year are defined as financial instruments under accounting principles generally accepted in the United States (GAAP) and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Long-term debt	$ 1,951,601	$ 1,993,878	$ 2,200,112	$ 2,180,005
Preferred stock	$ 5,000	$ 4,850	$ 10,000	$ 10,242
Investments other than cash and cash equivalents				
Debt securities				
- Maturity (5-10) years	$ 181,659	$ 185,430	$ 197,636	$ 184,430
- Maturity (more than 10 years)	430,008	477,779	257,630	266,749
All other	203,305	204,114	172,815	174,968
	$ 814,972	$ 867,323	$ 628,081	$ 626,147

Notes to Income Statement

9 - REVENUES

The Company's principal business is providing electric service to customers in central and northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

10 - NUCLEAR FUEL

The Company amortizes the cost of nuclear fuel based on the rate of consumption.

11 - RENTAL PAYMENTS

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the two years ended December 31, 2000, are summarized as follows:

	2000	1999
Operating leases		
Interest element	$106,637,886	$107,897,500
Other	34,190,197	32,801,046
Capital leases		
Interest element	2,175,726	4,694,734
Other	2,335,175	3,861,609
Total rental payments	$145,338,984	$149,254,889

12 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Income Statements for the years ended December 31, 2000 and 1999, in the 2000 Annual Report to Stockholders:

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Regulatory credits	$ 8,922,333		$ 9,606,485	
Provision for deferred income taxes - operating income	46,939,863		30,896,140	
Regulatory debits		$ 55,862,196		$ 40,502,625

To reclassify deferred taxes related to the amortization of net regulatory assets.

13 - TRANSACTIONS WITH AFFILIATED COMPANIES

Operating revenues and operating expenses include transactions with Penn Power, CEI and The Toledo Edison Company (TE), which were primarily for electric sales and ATSI transmission rent expense of $27,331,530 starting in 2000. The amounts related to Penn Power, CEI and TE were $1,079,187, $20,870,004 and $6,565,962, respectively, for 2000 and $5,613,752, $23,394,266 and $16,422,762, respectively, for 1999. Other income included $4,475,128 of interest income from ATSI beginning in 2000.

FirstEnergy provides support services at cost to the Company, for which the Company was billed $91,625,000 and $89,881,000 in 2000 and 1999, respectively.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Utility plant in service -				
Electric plant	$ 8,303,418		$ 22,184,606	
Nuclear fuel	71,598,585		69,672,672	
Accumulated provision for amortization		$ 79,902,003		$ 91,857,278
To reclassify the accumulated amortization of capital leases.				
Accumulated deferred income taxes - deferred credits	230,219,580		308,192,106	
Accumulated deferred income taxes - deferred debits		230,219,580		308,192,106
To reclassify accumulated deferred income tax benefits.				
Utility plant in service -				
Electric plant	29,007,580		29,007,580	
Accumulated provision for depreciation		12,467,009		11,612,609
Other regulatory assets		16,540,571		17,394,971
To reclassify post in-service AFUDC.				
Utility plant in service -				
Electric plant	21,823,030		25,505,099	
Accumulated provision for depreciation		7,035,441		6,400,862
Other regulatory assets		14,787,589		19,104,237
To reclassify AFUDC relating to mirror construction work in progress.				
Accumulated provision for depreciation	8,800,436		7,932,546	
Other regulatory assets		8,800,436		7,932,546
To reclassify regulatory asset relating to amortization of leasehold improvements.				
Notes receivable from Associated co.	713,542		--	
Investment in Assoc co.		713,542		--
To reclassify ATSI investment due within one year.				
Other Accounts Receivable	346,801		--	
Accounts Payable		346,801		--
To reclassify Accounts Receivable due to credit balances.				

	December 31, 2000 Dr.	December 31, 2000 Cr.	December 31, 1999 Dr.	December 31, 1999 Cr.
Prepayments	$ --		$ 136,400	
Interest accrued		$ --		$ 136,400
To reclassify prepaid interest on a PEPCO note and a 4.30% PCN fee.				
Cash	288,990		348,167	
Miscellaneous current and accrued liabilities		288,990		348,167
To reclassify cash at banks with negative book balances.				
Accumulated Provision for - Nuclear Outage Cost	--		14,899,010	
Miscellaneous current and accrued liabilities		--		14,899,010
To reclassify the nuclear refueling outage provision to miscellaneous current and accrued liabilities.				
Prepayments	--		422,354	
Miscellaneous current and accrued liabilities		--		422,354
To reclassify miscellaneous current and accrued liabilities to prepayments.				
Taxes accrued	24,806		212,490	
Accounts payable - Associated companies		24,806		212,490
To reclassify payment due OES Finance, Inc., OES Fuel, Inc. and OES Ventures, Inc. for income tax benefits relating to the consolidated income tax return.				
Investment in subsidiary companies	35,136		35,136	
Other paid-in capital		35,136		35,136
To recognize equity in Penn Power relating to its premium on preferred stock.				
Other regulatory liabilities	119,304,618		186,247,260	
Other regulatory assets		119,304,618		186,247,260
To net regulatory liabilities with regulatory assets.				
Material & supplies	50,381,643		54,456,442	
Miscellaneous deferred debits		50,381,643		54,456,442
To reclassify intangible asset relating to material & supplies held under consignment.				
Other deferred credits	44,044,813		49,752,207	
Other investments		44,044,813		49,752,207
To offset liability for materials held under consignment with note receivable from consignor.				
Deferred Credits - Other	2,699,264		2,410,719	
Special Funds		2,699,264		2,410,719
To net postretirement benefit asset (Voluntary Employee Benefit Trust) with obligation.				

and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

8 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Balance Sheets as of December 31, 2000 and 1999 in the 2000 Annual Report to Stockholders.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Long-term debt	$303,212,717		$385,370,312	
Preferred stock	5,000,000		5,000,000	
Currently payable long-term debt and preferred stock		$308,212,717		$390,370,312

To reclassify long-term debt and sinking fund requirements for preferred stock due within one year.

	2000 Dr.	2000 Cr.	1999 Dr.	1999 Cr.
Other deferred credits	11,151,680		11,948,280	
Utility plant in service		11,151,680		11,948,280

To reclassify unamortized tax depreciation deductions sold.

	2000 Dr.	2000 Cr.	1999 Dr.	1999 Cr.
Cash	--		78,100,019	
Special funds --		--		78,100,019

To reclassify funds held in escrow, to be used to retire debt presently classified as current maturity.

	2000 Dr.	2000 Cr.	1999 Dr.	1999 Cr.
Accumulated provision for -				
Injuries and damages	3,092,322		4,185,514	
Pensions and benefits	127,762,772		118,821,444	
DOE decommissioning	6,996,365		8,267,543	
Energy efficient provisions	1,010,131		--	
Other deferred credits		138,861,590		131,274,501

To reclassify accumulated provision for injuries and damages, pensions and benefits, United States Department of Energy (DOE) Decommissioning and Decontamination, and energy efficient provisions to other deferred credits.

Environmental Matters --

Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. In accordance with the Ohio transition plan discussed in "Regulatory Plan" in Note 15, generation operations and any related additional capital expenditures for environmental compliance are the responsibility of FirstEnergy's competitive services business unit.

The Company is required to meet federally approved sulfur dioxide (SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Company is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Company's Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Companies in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company believes the Sammis Plant is in full compliance with the Clean Air Act

6 - SHORT-TERM BORROWINGS

Short-term borrowings outstanding as of December 31, 2000, consisted of $47,500,000 of bank borrowings and $248,800,000 of borrowings from associated companies.

The Company has lines of credit with domestic banks that provide for borrowings of up to $55,000,000 under various interest rate options. Short-term borrowings may be made under these lines of credit on its unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.15% to 0.20%. These lines expire at various times during 2001.

The Company has a credit agreement with Pennsylvania Power Company (Penn Power) whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement the maximum borrowing is limited only by the availability of funds; however, Penn Power's borrowing under this agreement is currently limited by the Pennsylvania Public Utility Commission to a total of $50,000,000. Either company can terminate the agreement with six months' notice.

The Company has a loan agreement with OES Fuel whereby the Company may borrow funds from OES Fuel as long as OES Fuel's total debt outstanding does not exceed its $180,500,000 long-term bank credit agreement which expires March 31, 2001. The Company intends to extend the credit agreement through March 31, 2002. As of December 31, 2000, OES Fuel had no financing available to the Company under this agreement.

7 - COMMITMENTS AND CONTINGENCIES

Capital Expenditures --

The Company's current forecast reflects expenditures of approximately $360,000,000 for property additions and improvements from 2001-2005, of which approximately $90,000,000 is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $106,000,000, of which approximately $17,000,000 applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $126,000,000 and $27,000,000, respectively, as the nuclear fuel is consumed.

Nuclear Insurance --

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,500,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $94,200,000 per incident but not more than $10,700,000 in any one year for each incident.

The Company is also insured as to its respective interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $210,000,000 of insurance coverage for replacement power costs for its respective interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $10,300,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Subordinated Debentures --

Ohio Edison Financing Trust, a wholly owned subsidiary of the Company, has issued $120,000,000 of 9% Cumulative Trust Preferred Capital Securities. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123,711,350 principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by the Company at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

Long-Term Debt --

The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2000, the Company's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30,056,000. The Company expects to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

2001	$303,213,000
2002	423,027,000
2003	206,691,000
2004	216,342,000
2005	134,409,000

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $214,709,000 and noncancelable municipal bond insurance policies of $136,500,000 to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays annual fees of 0.60% to 1.25% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

The Company had unsecured borrowings of $100,000,000 at December 31, 2000, supported by a $250,000,000 long-term revolving credit facility agreement which expires November 18, 2002. The Company must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that the Company maintain unused first mortgage bond capability for the full credit agreement amount under the Company's indenture as potential security for the unsecured borrowings.

The future minimum rental commitments for all leases as of December 31, 2000, are:

	Capital Leases	Operating Leases: Lease Payments	Operating Leases: PNBV Capital Trust	Operating Leases: Net
	(In thousands)			
2001	$ 10,226	$ 127,015	$ 59,463	$ 67,552
2002	9,679	130,276	60,981	69,295
2003	9,496	136,756	62,621	74,135
2004	9,600	137,627	58,282	79,345
2005	9,599	138,529	56,341	82,188
Years thereafter	112,582	1,550,894	474,605	1,076,289
Total minimum lease payments	161,182	$2,221,097	$772,293	$1,448,804
Executory costs	10,167			
Net minimum lease payments	151,015			
Interest portion	8,394			
Present value of net minimum lease payments	$142,621			

The Company invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. The PNBV capital trust arrangement effectively reduces lease costs related to those transactions.

OES Finance, Incorporated (OES Finance), a wholly owned subsidiary of the Company, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting the Company's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to the Company as sole owner of OES Finance common stock.

5 - CAPITALIZATION

Retained Earnings --

Under the Company's first mortgage indenture, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $391,443,000 at December 31, 2000.

Preferred and Preference Stock --

The Company's 8.45% series of preferred stock has no optional redemption provision. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

The Company has 8,000,000 authorized and unissued shares of preference stock having no par value.

The Company's 8.45% series of preferred stock has an annual sinking fund requirement for 50,000 shares.

The Company's preferred shares are retired at $100 per share plus accrued dividends. Annual sinking fund requirements are $5,000,000 in 2001.

Notes to Balance Sheet

1 - UTILITY PLANT

Utility plant reflects the original cost of construction, (except for the Ohio Edison Company's (Company) nuclear generating units which were adjusted to fair value as discussed in "Regulatory Plan" in Note 15), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

On September 1, 2000, the Company sold its transmission assets to FirstEnergy Corp.'s (FirstEnergy) wholly owned subsidiary, American Transmission Systems, Incorporated (ATSI). As a result, ATSI owns and operates FirstEnergy's major high-voltage transmission facilities and has interconnections with other regional utilities.

2 - NUCLEAR FUEL

OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of the Company, is the sole lessor for the Company's nuclear fuel requirements. Minimum lease payments during the next five years are estimated to be as follows:

2001	$26,100,000
2002	19,792,000
2003	9,764,000
2004	5,577,000
2005	1,481,000

3 - ACCOUNTS RECEIVABLE

OES Capital, Incorporated (OES Capital), a wholly owned subsidiary of the Company, finances a portion of the Company's receivables. The Company received approximately $1,967,971,000 and $1,963,111,000 in 2000 and 1999, respectively, from the sale of receivables to OES Capital. The balance of receivables sold to OES Capital that remained uncollected at December 31, 2000, was approximately $201,800,000. Under terms of the sales agreement, the Company could be required to repurchase certain of the receivables.

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

4 - LEASES

The Company leases certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

The Company sold portions of its ownership interest in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases, the Company continues to be responsible, to the extent of its individual combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.
5. Codes used:
(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.
6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-173,003,319
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other: Miscellaneous	1,451,794
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	103,716,882
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	203,552,432
62	Preferred Stock	
63	Common Stock	
64	Other: Miscellaneous	-6,434,322
65		
66	Net Increase in Short-Term Debt (c)	
67	Other: Notes Payable, Net	-17,288,966
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	179,829,144
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-489,767,699
74	Preferred Stock	-5,000,000
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-11,124,532
81	Dividends on Common Stock	-392,800,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-718,863,087
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	11,846,070
87		
88	Cash and Cash Equivalents at Beginning of Year	1,746,605
89		
90	Cash and Cash Equivalents at End of Year	13,592,675

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	336,456,428
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	278,457,556
5	Amortization of	
6	Capital Leases	32,184,524
7	Leasehold Improvements	3,742,896
8	Deferred Income Taxes (Net)	-147,156,334
9	Investment Tax Credit Adjustment (Net)	-21,983,585
10	Net (Increase) Decrease in Receivables	-266,510,403
11	Net (Increase) Decrease in Inventory	-14,588,599
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	80,197,406
14	Net (Increase) Decrease in Other Regulatory Assets	309,341,601
15	Net Increase (Decrease) in Other Regulatory Liabilities	-8,922,333
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	21,939,240
18	Other:	
19	Net Increase in Pension Investment	15,496,620
20	Amortization of Financing Costs	10,553,958
21	All Other	41,661,780
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	626,992,275
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-192,011,652
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	167,583
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-191,844,069
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	8,000,000
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43	Disposition of Assets to Associated Companies	464,161,444
44	Purchase of Investment Securities (a)	-5,048,968
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 118 Line No.: 24 Column: c

Notes:

3.90%	$ 594,791
4.40%	775,632
4.44%	606,326
4.56%	658,008
7.75%	7,750,400
8.45%	739,375
	$ 11,124,532

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		458,262,052
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		34,888,612
50	Equity in Earnings for Year (Credit) (Account 418.1)		27,943,261
51	(Less) Dividends Received (Debit)		6,004,021
52			
53	Balance-End of Year (Total lines 49 thru 52)		56,827,852

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		525,730,156
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		308,513,167
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24	Preferred Stock	238	-11,124,532
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-11,124,532
30	Dividends Declared-Common Stock (Account 438)		
31	Common Stock		-392,800,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-392,800,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		27,943,261
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		458,262,052
	APPROPRIATED RETAINED EARNINGS (Account 215)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		436,879,209	441,120,314
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		2,831,659	5,391,774
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		2,198,947	4,252,788
31	Revenues From Nonutility Operations (417)		3,593,790	3,760,530
32	(Less) Expenses of Nonutility Operations (417.1)		2,015,835	2,599,315
33	Nonoperating Rental Income (418)		385,353	427,156
34	Equity in Earnings of Subsidiary Companies (418.1)	119	27,943,261	15,898,416
35	Interest and Dividend Income (419)		71,102,317	64,168,445
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		2,094,324	7,857,769
38	Gain on Disposition of Property (421.1)			
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		103,735,922	90,651,987
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		30,441	8,247
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	30,363,785	26,158,693
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		30,394,226	26,166,940
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	1,728,458	1,936,534
47	Income Taxes-Federal (409.2)	262-263	25,275,129	16,759,322
48	Income Taxes-Other (409.2)	262-263	497,464	528,663
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	-2,591,113	4,666,361
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)		-14,939,488	-3,504,093
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		9,970,450	20,386,787
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		63,371,246	44,098,260
55	Interest Charges			
56	Interest on Long-Term Debt (427)		140,625,343	154,675,870
57	Amort. of Debt Disc. and Expense (428)		2,175,943	3,859,786
58	Amortization of Loss on Reaquired Debt (428.1)		5,556,349	6,232,220
59	(Less) Amort. of Premium on Debt-Credit (429)			598
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		5,868	5,873
61	Interest on Debt to Assoc. Companies (430)	340	20,094,951	22,929,405
62	Other Interest Expense (431)	340	3,865,674	3,533,794
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		8,518,365	3,695,394
64	Net Interest Charges (Enter Total of lines 56 thru 63)		163,794,027	187,529,210
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		336,456,428	297,689,364
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		336,456,428	297,689,364

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
2,347,670,322	2,365,964,220					2
						3
888,387,896	920,906,581					4
149,306,645	144,781,275					5
262,036,959	262,608,783					6
18,364,157	26,180,270					7
						8
						9
						10
298,131,899	271,684,156					11
8,922,333	9,606,485					12
200,760,622	208,972,553					13
272,426,869	255,892,182					14
6,968,159	8,010,245					15
-144,565,221	-137,955,504					16
						17
-7,044,097	-7,177,563					18
						19
						20
25,060,442	19,452,587					21
						22
1,910,791,113	1,924,843,906					23
436,879,209	441,120,314					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	2,347,670,322	2,365,964,220
3	Operating Expenses			
4	Operation Expenses (401)	320-323	888,387,896	920,906,581
5	Maintenance Expenses (402)	320-323	149,306,645	144,781,275
6	Depreciation Expense (403)	336-337	262,036,959	262,608,783
7	Amort. & Depl. of Utility Plant (404-405)	336-337	18,364,157	26,180,270
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		298,131,899	271,684,156
12	(Less) Regulatory Credits (407.4)		8,922,333	9,606,485
13	Taxes Other Than Income Taxes (408.1)	262-263	200,760,622	208,972,553
14	Income Taxes - Federal (409.1)	262-263	272,426,869	255,892,182
15	- Other (409.1)	262-263	6,968,159	8,010,245
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	-144,565,221	-137,955,504
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266	-7,044,097	-7,177,563
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		25,060,442	19,452,587
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		1,910,791,113	1,924,843,906
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		436,879,209	441,120,314

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		2,418,337	2,422,957
48	Accumulated Deferred Investment Tax Credits (255)	266-267	136,070,011	105,656,496
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	489,813,452	453,540,702
51	Other Regulatory Liabilities (254)	278	186,247,260	119,304,618
52	Unamortized Gain on Reaquired Debt (257)		52,812	46,944
53	Accumulated Deferred Income Taxes (281-283)	272-277	1,593,823,720	1,369,489,475
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,408,425,592	2,050,461,192
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		8,331,682,597	7,699,176,731

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	2,106,152,117	2,106,152,117
3	Preferred Stock Issued (204)	250-251	170,965,000	165,965,000
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	227,177	227,177
7	Other Paid-In Capital (208-211)	253	-7,684,935	-7,684,935
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	490,841,544	401,434,200
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	34,888,612	56,827,852
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		2,795,389,515	2,722,921,411
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	808,725,000	728,725,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	123,711,350	123,711,350
19	Other Long-Term Debt (224)	256-257	1,391,387,152	1,222,876,382
20	Unamortized Premium on Long-Term Debt (225)		52,803	5,719
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		3,801,858	2,306,794
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		2,320,074,447	2,073,011,657
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		56,182,969	49,996,592
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		4,185,514	3,092,322
27	Accumulated Provision for Pensions and Benefits (228.3)		118,821,444	127,762,773
28	Accumulated Miscellaneous Operating Provisions (228.4)		23,166,553	8,006,496
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		202,356,480	188,858,183
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		63,500,000	47,500,000
33	Accounts Payable (232)		37,315,977	38,564,317
34	Notes Payable to Associated Companies (233)		150,245,739	148,956,773
35	Accounts Payable to Associated Companies (234)		65,560,908	121,600,834
36	Customer Deposits (235)		2,867,493	2,845,457
37	Taxes Accrued (236)	262-263	181,670,405	209,207,842
38	Interest Accrued (237)		27,461,251	22,832,954
39	Dividends Declared (238)		2,431,787	2,431,787
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		-79,190	-26,596
43	Miscellaneous Current and Accrued Liabilities (242)		45,619,848	44,309,287
44	Obligations Under Capital Leases-Current (243)		28,842,345	25,701,633
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		605,436,563	663,924,288

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		22,064,827	20,802,289
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,461,827,264	2,324,420,345
58	Prelim. Survey and Investigation Charges (Electric) (183)		3,023,760	880,843
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		903,875	512,571
61	Temporary Facilities (185)		-793,109	214,319
62	Miscellaneous Deferred Debits (186)	233	253,007,274	191,635,963
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	1,319,998	0
65	Unamortized Loss on Reaquired Debt (189)		72,577,562	73,628,936
66	Accumulated Deferred Income Taxes (190)	234	308,192,106	230,219,580
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		2,122,123,557	2,842,314,846
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		8,331,682,597	7,699,176,731

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	7,285,691,286	4,127,359,177
3	Construction Work in Progress (107)	200-201	187,113,405	198,822,410
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		7,472,804,691	4,326,181,587
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	3,373,616,555	2,009,776,128
6	Net Utility Plant (Enter Total of line 4 less 5)		4,099,188,136	2,316,405,459
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	55,333,981	62,907,044
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		55,333,981	62,907,044
10	Net Utility Plant (Enter Total of lines 6 and 9)		4,154,522,117	2,379,312,503
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	24,273,470	24,085,704
15	(Less) Accum. Prov. for Depr. and Amort. (122)		10,161,617	13,222,161
16	Investments in Associated Companies (123)		0	173,003,319
17	Investment in Subsidiary Companies (123.1)	224-225	560,717,340	574,656,580
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		718,911,325	729,061,548
21	Special Funds (125-128)		223,264,647	155,341,145
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		1,517,005,165	1,642,926,135
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		1,111,062	13,080,058
25	Special Deposits (132-134)		22,530	22,530
26	Working Fund (135)		177,344	175,287
27	Temporary Cash Investments (136)		435,669	314,800
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		13,044,957	24,294,670
30	Other Accounts Receivable (143)		10,949,335	10,548,125
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		1,130,430	8,680,272
32	Notes Receivable from Associated Companies (145)		0	0
33	Accounts Receivable from Assoc. Companies (146)		357,505,011	614,753,844
34	Fuel Stock (151)	227	12,992,612	4,320,135
35	Fuel Stock Expenses Undistributed (152)	227	879,949	443,085
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	18,679,946	20,378,312
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	1,542,726	25,219,300
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	3,363,000	1,686,000
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		70,574,899	74,221,316
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		3,214,888	3,113,753
49	Rents Receivable (172)		382,868	725,900
50	Accrued Utility Revenues (173)		44,285,392	50,006,404
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		538,031,758	834,623,247

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of Ohio Edison Company (Company), and GPU, Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. None

5. On October 27, 1999, the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Company, Pennsylvania Power Company (Penn), The Cleveland Electric Illuminating Company and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, American Transmission Systems, Inc. (ATSI). On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 Kv, 138 Kv and 69 Kv were sold to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. See Notes 5 and 6 of Notes to Balance Sheets on pages 123.1 through 123.3 and pages 256 and 257 of this report and footnotes thereof.

7. None

8. The Company granted increases to employees represented by unions which provided for wage adjustments of 2.75% in July and August of 2000. These changes plus changes in salaries of supervisory, administrative and professional employees resulted in an estimated annual wage increase of $2,551,745.

9. In 1999 and 2000, the U.S. Environmental Protection Agency issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and Penn in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

10. None

11.

12. None

Name of Respondent	This Report Is:	Date of Report	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 4 Column: d

Whenever four quarterly dividends payable on the Preferred Stock or Class A Preferred Stock of any series shall be in default, in whole or in part, the holders of such issues have the exclusive right to elect the smallest number of Directors which shall constitute a majority of the then authorized number of Directors of the Corporation, and vote in all matters with respect to the governing of the affairs of the Corporation other than the election of Directors.

Schedule Page: 106 Line No.: 4 Column: e

Whenever six quarterly dividends payable on the Preference Stock of any series shall be in default, in whole or in part, the Preference Stockholders, subject to any right of the holders of Preferred Stock and the Class A Preferred Stock to elect a majority of Directors (as discussed above), shall have the exclusive right to elect two Directors of the Corporation, and vote in all matters with respect to the governing of the affairs of the Corporation other than the election of Directors.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The company did not close the stock book in 2000.	Total: 100 By Proxy: 100	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, Ohio 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	100	100		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	100	100		
7	FirstEnergy Corp. (100%)	100	100		
8	76 South Main Street				
9	Akron, Ohio 44308				
10					
11					
12					
13					
14					
15					
16					
17					
18					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	Anthony J. Alexander	76 South Main Street, Akron, Ohio 44308
2		
3	H. Peter Burg	76 South Main Street, Akron, Ohio 44308
4	President	
5		
6	Richard H. Marsh	76 South Main Street, Akron, Ohio 44308
7	Vice President and Chief Financial Officer	
8		
9		
10		
11		
12	Note: No Executive Committee has been appointed or elected.	
13		
14		
15		
16		
17		
18		
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48		

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp.(parent company of Ohio Edison Company). This footnote pertains to all amounts shown in column (c) except for lines 10,11,12 who are only Ohio Edison Company employees.

Schedule Page: 104 Line No.: 2 Column: b

Resigned as Executive Vice President and General Counsel effective midnight 1/31/00.

Schedule Page: 104 Line No.: 4 Column: b

Elected Vice President and General Counsel effective 2/1/00.

Schedule Page: 104 Line No.: 6 Column: b

Vice President elected Senior Vice President effective 2/1/00.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	President	H. P. Burg	[redacted]
2	Executive Vice President and General Counsel	[redacted]	
3	Vice President and Chief Financial Officer	R. H. Marsh	
4	Vice President and General Counsel	[redacted]	This data has been purposely omitted herefrom
5	Senior Vice President	J. A. Gill	
6	Senior Vice President	[redacted]	
7	Vice President	E. T. Carey	
8	Vice President	G. L. Pipitone	
9	Vice President	S. F. Szwed	
10	President, Eastern Region	L. M. Cavalier	
11	President, Southern Region	T. A. Clark	
12	President, Central Region	S. E. Morgan	
13	Corporate Secretary	N. C. Ashcom	
14	Treasurer	T. C. Navin	
15	Controller	H. L. Wagner	
16			
17			
18			
19			
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21			
22			
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44			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Pennsylvania Power Company	Electric Utility	100%	
2	OES Capital, Incorporated	Financing Corporation	100%	
3	OES Finance, Incorporated	Financing Corporation	100%	
4	OES Financing Trust, Incorporated	Financing Corporation	100%	
5	OES Fuel, Incorporated	Fuel Management	100%	
6	OES Ventures, Incorporated	Nonutility Ventures	100%	
7				
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

Ohio Edison Company is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Ohio
July 5, 1930

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Ohio

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued).

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	None
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	None
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	None
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	None
65	Generating Plant Statistics (Small Plants)	410-411	
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Ohio Edison Company		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308		
05 Name of Contact Person Harvey L. Wagner		06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308		
08 Telephone of Contact Person, *Including Area Code* (330) 384-5296	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* / /

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Harvey L. Wagner	03 Signature /s/ Harvey L. Wagner	04 Date Signed *(Mo, Da, Yr)* 04/27/2001
02 Title Controller		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information.. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ____________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Management of Ohio Edison Company:

We have audited the balance sheets - regulatory basis of Ohio Edison Company as of December 31, 2000 and 1999, and the related statements of income - regulatory basis for the years then ended, and the statements of retained earnings - regulatory basis and cash flows - regulatory basis for the year ended December 31, 2000, included on pages 110 through 123.14 of the accompanying Federal Energy Regulatory Commission Form 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 18 these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and proprietary capital of Ohio Edison Company as of December 31, 2000 and 1999, and the results of its operations for the years then ended, and its cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is intended solely for the information and use of the board of directors and management of Ohio Edison Company and for filing with the Federal Energy Regulatory Commission and should not be used for any other purpose.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 16, 2001.

Total accelerated cost recovery in connection with OE's rate reduction plan and Penn's restructuring plan are summarized by income statement caption in the table below:

Regulatory Plan Accelerations	2000	1999	1998
		(In millions)	
Depreciation and amortization	**$332.6**	$333.3	$172.9
Income tax amortization	**42.6**	18.7	18.5
Total Accelerations	**$375.2**	$352.0	$191.4

The impact of OE's rate reduction plan and Penn's restructuring plan on depreciation and amortization was relatively unchanged in 2000 from 1999. In 1999, accelerated cost recovery in connection with the OE rate reduction plan was the primary factor contributing to the increase in depreciation and amortization, compared to 1998.

Net Interest Charges

We continue to redeem and refinance our outstanding debt and preferred stock, thus maintaining the downward trend in our financing costs during 2000. Interest charges decreased by $43.2 million in 2000 and $28.7 million in 1999, compared to the prior year. Net redemptions of long-term debt and preferred stock totaled $405.9 million and refinancings totaled $284.7 million in 2000.

Effects of SFAS 71 Discontinuation

The application of Statement of Financial Accounting Standards No. (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," was discontinued for OE's generation business and the nonnuclear generation businesses of CEI and TE effective with the PUCO approval of the Ohio transition plan. Beginning June 30, 2000, the balance sheets of our Ohio EUOC reflected that discontinuance with $1.6 billion of impaired generating plant investment recognized as regulatory assets which will be recovered as transition costs. We expect the incremental amortization of transition costs in 2001 for the Ohio EUOC to be lower than the depreciation and amortization accelerated under OE's former regulatory plan in 2000. The application of SFAS 71 to CEI's and TE's nuclear operations was discontinued in connection with the implementation of their regulatory plan in 1997.

On June 18, 1998, the Pennsylvania Public Utility Commission authorized Penn's rate restructuring plan that resulted in the discontinuation of SFAS 71 to Penn's generation business. Under the plan, Penn's rates were restructured to establish separate charges for transmission and distribution services; generation (which is subject to competition); and stranded cost recovery. A total of $215.4 million of impaired nuclear generating plant investments were recognized as regulatory assets to be recovered through the stranded cost recovery charge. The portion of generating plant investment not recovered through future customer rates resulted in a $30.5 million extraordinary after-tax write-down, or $.13 per FirstEnergy common share.

The EUOC continue to bill and collect cost-based rates for transmission and distribution services, which remain subject to cost-based regulation; accordingly, it is appropriate that they continue the application of SFAS 71 to those operations.

Capital Resources and Liquidity

We continued to pursue cost efficiencies to fund strategic investments while also strengthening our financial position in 2000. Net security redemptions and refinancings in 2000 should generate annual financing cost savings of about $33 million. Also, approval by the PUCO of our transition plan on July 19, 2000 (see Outlook), was cited as an important reason that Moody's Investors Service and Fitch upgraded our EUOC debt ratings during the second half of 2000. Moody's ratings for senior secured debt of OE and Penn were raised from Baa2 to Baa1, and for CEI and TE from Ba1 to Baa3. Fitch's rating for senior secured debt of OE was raised from BBB to BBB+ (Penn's remained at BBB+) and for CEI and TE from BB+ to BBB-. Ratings of many of the junior securities of the EUOC were upgraded to conform to rating relationships typical of investment grade issuers. Those improved ratings should help to enhance our opportunities for further savings in the future. As of December 31, 2000, our common equity as a percentage of capitalization increased to nearly 42% from 38% at the end of 1998.

We had approximately $49.3 million of cash and temporary investments and $699.8 million of short-term indebtedness on December 31, 2000. Our unused borrowing capability included $242.5 million under revolving lines of credit. At the end of 2000, the EUOC had the capability to issue $2.7 billion of additional first mortgage bonds on the basis of property additions and retired bonds. Based upon applicable earnings coverage tests and their respective charters, OE, Penn and TE could issue $2.3 billion of preferred stock (assuming no additional debt was issued). CEI has no restrictions on the issuance of preferred stock.

Our cash requirements in 2001 for operating expenses, construction expenditures, scheduled debt

maturities, preferred stock redemptions and common stock repurchases are expected to be met without increasing our net debt and preferred stock outstanding. However, our anticipated merger with GPU (see Proposed Business Combination) is expected to require the issuance of approximately $2.2 billion of acquisition-related debt. During 2000, we reduced our total debt by approximately $250.3 million. We have cash requirements of approximately $2.6 billion for the 2001-2005 period to meet scheduled maturities of long-term debt and sinking fund requirements of preferred stock (before giving effect to the GPU acquisition). Of that amount, approximately $193 million applies to 2001. During 2000, we repurchased and retired 7.9 million shares of our common stock at an average price of $24.51 per share. As of December 31, 2000, we had repurchased 12.5 million of the 15 million shares authorized by our Board of Directors under the three-year program, which began in March 1999.

Our capital spending (before giving effect to the GPU acquisition) for the period 2001-2005 is expected to be about $3.0 billion (excluding nuclear fuel), of which approximately $683 million applies to 2001. Capital spending in 2001 includes expenditures to complete five combustion turbines expected to provide 425 megawatts (MW) of additional peaking generation capacity to our system by mid-year 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $380 million, of which about $54 million applies to 2001. During the same period, our nuclear fuel investments are expected to be reduced by approximately $460 million and $100 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments, net of trust cash receipts, of nearly $821 million for the 2001-2005 period, of which approximately $161 million relates to 2001.

We invested $4.4 million in 2000 by joining with 20 other leading energy and utility companies (including GPU) to form Pantellos Corporation (Pantellos). Pantellos manages an online, independent marketplace for buyers and sellers from the $130 billion North American utility and energy supply market, which opened for business on January 1, 2001. We expect to realize savings by using the e-market site and to benefit from our ownership interest in this new venture.

Interest Rate Risk

Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the table below. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 3, our investments in capital trusts effectively reduce future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making corresponding changes to the decommissioning liability, as described in Note 1.

Comparison of Carrying Value to Fair Value

	2001	2002	2003	2004	2005	There-after	Total	Fair Value
				(Dollars in millions)				
Investments other than Cash and Cash Equivalents:								
Fixed Income	$ 87	$ 84	$ 97	$314	$ 58	$1,402	**$2,042**	**$2,086**
Average interest rate	5.1%	7.7%	7.7%	7.8%	7.9%	7.4%	7.4%	
Liabilities								
Long-term Debt:								
Fixed rate	$106	$721	$460	$591	$436	$2,460	**$4,774**	**$4,932**
Average interest rate	8.6%	7.9%	8.0%	7.7%	8.8%	7.3%	7.7%	
Variable rate	$ 1	$101	$ 1		$ 1	$ 975	**$1,079**	**$1,078**
Average interest rate	8.2%	7.4%	8.0%		8.7%	4.8%	5.1%	
Short-term Borrowings	$700						**$ 700**	**$ 700**
Average interest rate	7.9%						7.9%	
Preferred Stock	$ 85	$ 20	$ 2	$ 2	$ 2	$ 135	**$ 246**	**$ 243**
Average dividend rate	8.9%	8.9%	7.5%	7.5%	7.5%	8.8%	8.8%	

Market Risk – Commodity Prices

We are exposed to market risk due to fluctuations in electricity, natural gas, coal and oil prices. To manage the volatility relating to these exposures, we use a variety of derivative instruments, including forward contracts, options, futures contracts and swaps. These derivatives are used principally for hedging purposes and, to a much lesser extent, for trading purposes. We performed a sensitivity analysis to estimate our exposure to the market risk of our commodity posi-

tion. A hypothetical 10% adverse shift in quoted market prices in the near term on both our trading and nontrading instruments would not have had a material effect on our consolidated financial position, results of operations or cash flows as of or for the year ended December 31, 2000.

Outlook

On July 19, 2000, the PUCO approved our plan for transition to customer choice in Ohio (see Note 1). As part of its authorization, the PUCO approved a settlement agreement between us and major groups representing most of our Ohio customers regarding the transition to customer choice in selection of electricity suppliers. On January 1, 2001, electric choice became available to our Ohio customers. Under the plan, OE, CEI and TE continue to deliver power to homes and businesses through their existing distribution systems, which remain regulated. Their rates have been restructured to establish separate charges for transmission and distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier, the regulated utility company reduces the customer's bill with a "generation shopping credit," based on the regulated generation component plus an incentive, and the customer receives a generation charge from the alternative supplier.

The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). The transition costs will be paid by all customers regardless of whether or not they choose an alternative supplier. Under the plan, we assume the risk of not recovering up to $500 million of transition revenue if the rate of customers (excluding contracts and full-service accounts) switching their service from OE, CEI and TE has not reached an average of 20% over any consecutive twelve-month period by December 31, 2005 – the end of the market development period. We are also committed under the transition agreement to make available 1,120 MW of our generating capacity to marketers, brokers and aggregators at set prices, to be used for sales only to retail customers in our Ohio service areas. Through February 8, 2001, approximately 794 MW of the 1,120 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of February 8, 2001 our Ohio EUOC had been notified that about 108,000 of their customers requested generation services from other authorized suppliers, including FirstEnergy Services Corp. (FE Services), a wholly owned subsidiary.

Beginning in 2001, Ohio utilities that offer both competitive and regulated retail electric services must implement a corporate separation plan approved by the PUCO – one which provides a clear separation between regulated and competitive operations. Since our regionally-focused retail sales strategy envisions the continued operation of both regulated and competitive operations, our transition plan included details for our corporate separation. The approved plan is consistent with the way we managed our businesses in 2000, through a competitive services unit, a utility services unit and a corporate support services unit. FE Services provides competitive retail energy services while the EUOC continue to provide regulated transmission and distribution services. FirstEnergy Generation Corp. (FE Generation), a wholly owned subsidiary of FE Services, leases fossil and hydroelectric plants from the EUOC and operates those plants. We expect that the transfer of ownership of the EUOC fossil and hydroelectric generating assets to FE Generation will be completed by the end of the market development period. All of the EUOC power supply requirements are provided by FE Services to satisfy the EUOC "provider of last resort" obligation under the transition plan, as well as grandfathered wholesale contracts. The reportable segments in 2000 under SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," reflect the management of these businesses as "Regulated Services" and "Competitive Services." The "Corporate Support Services" is included in "Other".

In 1999, we received notification of pending legal actions based on alleged violations of the Clean Air Act at our W. H. Sammis Plant involving the states of New York and Connecticut as well as the U.S. Department of Justice. The civil complaint filed by the U.S. Department of Justice requests installation of "best available control technology" as well as civil penalties of up to $27,500 per day. We believe the Sammis Plant is in full compliance with the Clean Air Act and the legal actions are without merit. We are unable, however, to predict the outcome of this litigation. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while the matter is being decided.

Under federal environmental law and related federal and state waste regulations, certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the Environmental Protection Agency's (EPA) evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash as a nonhazardous waste.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

We are in compliance with current sulfur dioxide and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the EPA finalized regulations requiring additional NOx reductions in the future from our Ohio and Pennsylvania facilities (see Note 6). We continue to evaluate our compliance plans and other compliance options.

In July 1997, the EPA changed the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which we operate affected facilities.

CEI and TE have been named as "potentially responsible parties" (PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. CEI and TE have accrued liabilities totaling $3.7 million as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. CEI and TE believe that waste disposal costs will not have a material adverse effect on their financial condition, cash flows, or results of operations.

Recently Issued Accounting Standards

SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recognized on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to partially or wholly offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

We adopted SFAS 133, as amended, on January 1, 2001. Prior to adoption, we reviewed all outstanding contracts to determine if they were derivatives or contained embedded derivatives. Derivatives involved in "normal-purchase/normal-sale" transactions were documented and excluded from further treatment under SFAS 133. The remaining derivatives were either documented as cash flow hedges or treated as non-hedge derivatives.

In January 2001, we recorded assets and liabilities representing the difference between the derivatives' previous carrying amounts and their fair values under SFAS 133. Related amounts were recorded in net income and other comprehensive income. For derivatives that had previously been treated as hedges of forecast transactions, the difference between the derivatives' previous carrying amount and their fair value under SFAS 133 was an adjustment of accumulated other comprehensive income. For derivatives not previously designated as hedges, the difference was an adjustment to net income. These amounts will be reported separately in results for the first quarter of 2001 as a "cumulative effect of a change in accounting principle." The cumulative effect increases assets by $108.3 million, liabilities by $72.6 million and common stockholders' equity by $35.7 million – other comprehensive income increases by $44.2 million and net income is reduced by $8.5 million.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

For the Years Ended December 31,	2000	1999	1998
REVENUES:			
Electric utilities	**$5,421,668**	$5,453,763	$5,237,468
Unregulated businesses	**1,607,293**	865,884	637,438
Total revenues	**7,028,961**	6,319,647	5,874,906
EXPENSES:			
Fuel and purchased power	**801,292**	876,986	983,735
Other expenses:			
Electric utilities	**1,659,246**	1,632,638	1,492,461
Unregulated businesses	**1,582,151**	792,576	742,778
Provision for depreciation and amortization	**933,684**	937,976	758,865
General taxes	**547,681**	544,052	550,908
Total expenses	**5,524,054**	4,784,228	4,528,747
INCOME BEFORE INTEREST AND INCOME TAXES	**1,504,907**	1,535,419	1,346,159
NET INTEREST CHARGES:			
Interest expense	**493,473**	509,169	542,819
Allowance for borrowed funds used during construction and capitalized interest	**(27,059)**	(13,355)	(7,642)
Subsidiaries' preferred stock dividends	**62,721**	76,479	65,799
Net interest charges	**529,135**	572,293	600,976
INCOME TAXES	**376,802**	394,827	303,787
INCOME BEFORE EXTRAORDINARY ITEM	**598,970**	568,299	441,396
EXTRAORDINARY ITEM (NET OF INCOME TAX BENEFIT OF $21,208,000) (Note 1)	**—**	—	(30,522)
NET INCOME	**$ 598,970**	$ 568,299	$ 410,874
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**222,444**	227,227	226,373
BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK (Note 4C):			
Income before extraordinary item	**$2.69**	$2.50	$1.95
Extraordinary item (Net of income taxes) (Note 1)	**—**	—	(.13)
Net income	**$2.69**	$2.50	$1.82
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK	**$1.50**	$1.50	$1.50

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

As of December 31,	2000	1999
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 49,258	$ 111,788
Receivables –		
Customers (less accumulated provisions of $15,800,000 and $6,719,000, respectively, for uncollectible accounts)	399,242	322,687
Other (less accumulated provisions of $20,486,000 and $5,359,000, respectively, for uncollectible accounts)	519,207	445,242
Materials and supplies, at average cost –		
Owned	171,563	154,834
Under consignment	112,155	99,231
Prepayments and other	189,869	167,894
	1,441,294	1,301,676
PROPERTY, PLANT AND EQUIPMENT:		
In service	12,417,684	14,645,131
Less – Accumulated provision for depreciation	5,263,483	5,919,170
	7,154,201	8,725,961
Construction work in progress	420,875	367,380
	7,575,076	9,093,341
INVESTMENTS:		
Capital trust investments (Note 3)	1,223,794	1,281,834
Nuclear plant decommissioning trusts	584,288	543,694
Letter of credit collateralization (Note 3)	277,763	277,763
Other	669,057	599,443
	2,754,902	2,702,734
DEFERRED CHARGES:		
Regulatory assets	3,727,662	2,543,427
Goodwill	2,088,770	2,129,902
Other	353,590	452,967
	6,170,022	5,126,296
	$17,941,294	$18,224,047
LIABILITIES AND CAPITALIZATION		
CURRENT LIABILITIES:		
Currently payable long-term debt and preferred stock	$ 536,482	$ 762,520
Short-term borrowings (Note 5)	699,765	417,819
Accounts payable	478,661	360,379
Accrued taxes	409,640	409,724
Accrued interest	116,544	125,397
Other	352,713	301,572
	2,593,805	2,377,411
CAPITALIZATION (See Consolidated Statements of Capitalization):		
Common stockholders' equity	4,653,126	4,563,890
Preferred stock of consolidated subsidiaries –		
Not subject to mandatory redemption	648,395	648,395
Subject to mandatory redemption	41,105	136,246
Ohio Edison obligated mandatorily redeemable preferred securities of subsidiary trust holding solely Ohio Edison subordinated debentures	120,000	120,000
Long-term debt	5,742,048	6,001,264
	11,204,674	11,469,795
DEFERRED CREDITS:		
Accumulated deferred income taxes	2,094,107	2,231,265
Accumulated deferred investment tax credits	241,005	269,083
Nuclear plant decommissioning costs	598,985	562,295
Other postretirement benefits	544,541	498,184
Other	664,177	816,014
	4,142,815	4,376,841
COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)		
	$17,941,294	$18,224,047

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CAPITALIZATION

(Dollars in thousands, except per share amounts)

As of December 31,	2000	1999
COMMON STOCKHOLDERS' EQUITY:		
Common stock, $.10 par value – authorized 375,000,000 shares 224,531,580 and 232,454,287 shares outstanding, respectively	**$ 22,453**	$ 23,245
Other paid-in capital	**3,531,821**	3,722,375
Accumulated other comprehensive income (loss) (Note 4H)	**593**	(195)
Retained earnings (Note 4A)	**1,209,991**	945,241
Unallocated employee stock ownership plan common stock – 5,952,032 and 6,778,905 shares, respectively (Note 4B)	**(111,732)**	(126,776)
Total common stockholders' equity	**4,653,126**	4,563,890

	Number of Shares Outstanding		Optional Redemption Price			
	2000	1999	Per Share	Aggregate	2000	1999
PREFERRED STOCK OF CONSOLIDATED SUBSIDIARIES (Note 4D):						
Ohio Edison Company (OE)						
Cumulative, $100 par value – Authorized 6,000,000 shares						
Not Subject to Mandatory Redemption:						
3.90%	152,510	152,510	$103.63	$ 15,804	**15,251**	15,251
4.40%	176,280	176,280	108.00	19,038	**17,628**	17,628
4.44%	136,560	136,560	103.50	14,134	**13,656**	13,656
4.56%	144,300	144,300	103.38	14,917	**14,430**	14,430
	609,650	609,650		63,893	**60,965**	60,965
Cumulative, $25 par value – Authorized 8,000,000 shares						
Not Subject to Mandatory Redemption:						
7.75%	4,000,000	4,000,000	25.00	100,000	**100,000**	100,000
Total Not Subject to Mandatory Redemption	4,609,650	4,609,650		$163,893	**160,965**	160,965
Cumulative, $100 par value – Subject to Mandatory Redemption (Note 4E):						
8.45%	50,000	100,000			**5,000**	10,000
Redemption Within One Year					**(5,000)**	(5,000)
	50,000	100,000			**—**	5,000
Pennsylvania Power Company						
Cumulative, $100 par value – Authorized 1,200,000 shares						
Not Subject to Mandatory Redemption:						
4.24%	40,000	40,000	103.13	$ 4,125	**4,000**	4,000
4.25%	41,049	41,049	105.00	4,310	**4,105**	4,105
4.64%	60,000	60,000	102.98	6,179	**6,000**	6,000
7.75%	250,000	250,000	—	—	**25,000**	25,000
Total Not Subject to Mandatory Redemption	391,049	391,049		$ 14,614	**39,105**	39,105
Subject to Mandatory Redemption:						
7.625%	150,000	150,000	105.34	$ 15,801	**15,000**	15,000

CONSOLIDATED STATEMENTS OF CAPITALIZATION (CONT'D)

(Dollars in thousands, except per share amounts)

As of December 31,	Number of Shares Outstanding 2000	Number of Shares Outstanding 1999	Optional Redemption Price Per Share	Optional Redemption Price Aggregate	2000	1999
PREFERRED STOCK OF CONSOLIDATED SUBSIDIARIES (Cont'd)						
Cleveland Electric Illuminating Company						
Cumulative, without par value – Authorized 4,000,000 shares						
Not Subject to Mandatory Redemption:						
$7.40 Series A	500,000	500,000	$ 101.00	$ 50,500	**$ 50,000**	$ 50,000
$7.56 Series B	450,000	450,000	102.26	46,017	**45,071**	45,071
Adjustable Series L	474,000	474,000	100.00	47,400	**46,404**	46,404
$42.40 Series T	200,000	200,000	500.00	100,000	**96,850**	96,850
Total Not Subject to Mandatory Redemption	1,624,000	1,624,000		$243,917	**238,325**	238,325
Subject to Mandatory Redemption:						
$7.35 Series C	80,000	90,000	101.00	$ 8,080	**8,041**	9,110
$88.00 Series E	—	3,000	—	—	**—**	3,000
$91.50 Series Q	10,716	21,430	1,000.00	10,716	**10,716**	21,430
$88.00 Series R	50,000	50,000	—	—	**51,128**	55,000
$90.00 Series S	36,500	55,250	—	—	**36,686**	61,170
	177,216	219,680		18,796	**106,571**	149,710
Redemption Within One Year					**(80,466)**	(33,464)
Total Subject to Mandatory Redemption	177,216	219,680		$ 18,796	**26,105**	116,246
Toledo Edison Company						
Cumulative, $100 par value – Authorized 3,000,000 shares						
Not Subject to Mandatory Redemption:						
$ 4.25	160,000	160,000	104.63	$ 16,740	**16,000**	16,000
$ 4.56	50,000	50,000	101.00	5,050	**5,000**	5,000
$ 4.25	100,000	100,000	102.00	10,200	**10,000**	10,000
$ 8.32	100,000	100,000	102.46	10,246	**10,000**	10,000
$ 7.76	150,000	150,000	102.44	15,366	**15,000**	15,000
$ 7.80	150,000	150,000	101.65	15,248	**15,000**	15,000
$10.00	190,000	190,000	101.00	19,190	**19,000**	19,000
	900,000	900,000		92,040	**90,000**	90,000
Cumulative, $25 par value – Authorized 12,000,000 shares						
Not Subject to Mandatory Redemption:						
$2.21	1,000,000	1,000,000	25.25	25,250	**25,000**	25,000
$2.365	1,400,000	1,400,000	27.75	38,850	**35,000**	35,000
Adjustable Series A	1,200,000	1,200,000	25.00	30,000	**30,000**	30,000
Adjustable Series B	1,200,000	1,200,000	25.00	30,000	**30,000**	30,000
	4,800,000	4,800,000		124,100	**120,000**	120,000
Total Not Subject to Mandatory Redemption	5,700,000	5,700,000		$216,140	**210,000**	210,000
OE OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY OE SUBORDINATED DEBENTURES (Note 4F):						
Cumulative, $25 par value – Authorized 4,800,000 shares						
Subject to Mandatory Redemption:						
9.00%	4,800,000	4,800,000			**120,000**	120,000

CONSOLIDATED STATEMENTS OF CAPITALIZATION (CONT'D)

(In thousands)

LONG-TERM DEBT (Note 4G) (Interest rates reflect weighted average rates)

	FIRST MORTGAGE BONDS			SECURED NOTES			UNSECURED NOTES			TOTAL	
As of December 31,		**2000**	**1999**		**2000**	**1999**		**2000**	**1999**	**2000**	**1999**
Ohio Edison Co. –											
Due 2000-2005	7.89%	$ 509,265	$ 589,265	7.53%	$ 232,691	$ 316,623	5.75%	$ 541,725	$ 742,225		
Due 2006-2010	—	—	—	7.74%	7,483	2,062	—	—	—		
Due 2011-2015	—	—	—	6.17%	59,000	40,000	—	—	—		
Due 2016-2020	—	—	—	7.05%	60,000	86,000	—	—	—		
Due 2021-2025	7.99%	219,460	219,460	7.00%	69,943	69,943	—	—	—		
Due 2026-2030	—	—	—	5.48%	180,134	119,734	—	—	—		
Due 2031-2035	—	—	—	5.09%	71,900	14,800	—	—	—		
Total - Ohio Edison		728,725	808,725		681,151	649,162		541,725	742,225	**$ 1,951,601**	$ 2,200,112
Cleveland Electric Illuminating Co. –											
Due 2000-2005	8.53%	595,000	595,000	7.85%	384,650	559,680	5.58%	27,700	27,700		
Due 2006-2010	6.86%	125,000	125,000	7.29%	271,670	271,670	—	—	—		
Due 2011-2015	—	—	—	6.87%	118,535	118,535	—	—	—		
Due 2016-2020	—	—	—	6.88%	553,355	553,355	—	—	—		
Due 2021-2025	9.00%	150,000	150,000	7.70%	226,450	226,450	—	—	—		
Due 2026-2030	—	—	—	4.80%	110,888	110,888	—	—	—		
Due 2031-2035	—	—	—	—	—	—	—	—	—		
Total - Cleveland Electric		870,000	870,000		1,665,548	1,840,578		27,700	27,700	**2,563,248**	2,738,278
Toledo Edison Co. –											
Due 2000-2005	7.90%	179,525	179,925	8.06%	190,400	266,000	7.28%	226,100	226,130		
Due 2006-2010	—	—	—	7.13%	30,000	30,000	10.00%	820	820		
Due 2011-2015	—	—	—	—	—	—	—	—	—		
Due 2016-2020	—	—	—	7.69%	99,000	166,300	—	—	—		
Due 2021-2025	—	—	—	7.39%	148,000	111,600	—	—	—		
Due 2026-2030	—	—	—	5.90%	13,851	13,851	—	—	—		
Due 2031-2035	—	—	—	5.15%	30,900	—	—	—	—		
Total - Toledo Edison		179,525	179,925		512,151	587,751		226,920	226,950	**918,596**	994,626
Pennsylvania Power Co. –											
Due 2000-2005	7.19%	79,370	80,344	—	—	28,200	5.90%	5,200	5,200		
Due 2006-2010	9.74%	4,870	4,870	—	—	—	—	—	—		
Due 2011-2015	9.74%	4,870	4,870	5.40%	1,000	1,000	—	—	—		
Due 2016-2020	9.74%	3,929	3,929	6.28%	45,325	45,325	—	—	—		
Due 2021-2025	8.33%	33,750	33,750	6.68%	27,182	27,182	—	—	—		
Due 2026-2030	—	—	—	6.10%	47,972	47,972	—	—	—		
Due 2031-2035	—	—	—	—	—	—	—	—	—		
Total - Penn Power		126,789	127,763		121,479	149,679		5,200	5,200	**253,468**	282,642
OES Fuel		—	—	7.10%	91,620	81,260	—	—	—	**91,620**	81,260
Bay Shore Power		—	—	6.60%	147,500	147,500	—	—	—	**147,500**	147,500
MARBEL Energy Corp.		—	—	—	—	—	9.37%	638	692	**638**	692
Facilities Services Group		—	—	6.53%	17,601	14,782	7.29%	—	1,887	**17,601**	16,669
Total		$1,905,039	$1,986,413		$3,237,050	$3,470,712		$ 802,183	$1,004,654	**5,944,272**	6,461,779
Capital lease obligations										**163,242**	158,303
Net unamortized premium on debt										**85,550**	105,238
Long-term debt due within one year										**(451,016)**	(724,056)
Total long-term debt										**5,742,048**	6,001,264
TOTAL CAPITALIZATION										**$11,204,674**	$11,469,795

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Comprehensive Income	Number of Shares	Par Value	Other Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Unallocated ESOP Common Stock
Balance, January 1, 1998		230,207,141	$ 23,021	$3,637,522	$(614)	$ 646,646	$ (146,977)
Net income	$ 410,874					410,874	
Minimum liability for unfunded retirement benefits, net of $53,000 of income taxes	175				175		
Comprehensive income	$ 411,049						
Business acquisitions		6,861,946	686	203,496			
Allocation of ESOP Shares				5,495			7,945
Cash dividends on common stock						(339,111)	
Balance, December 31, 1998		237,069,087	23,707	3,846,513	(439)	718,409	(139,032)
Net income	$ 568,299					568,299	
Minimum liability for unfunded retirement benefits, net of $160,000 of income taxes	244				244		
Comprehensive income	$ 568,543						
Reacquired common stock		(4,614,800)	(462)	(129,671)			
Centerior acquisition adjustment				(468)			
Allocation of ESOP Shares				6,001			12,256
Cash dividends on common stock						(341,467)	
Balance, December 31, 1999		232,454,287	23,245	3,722,375	(195)	945,241	(126,776)
Net income	$ 598,970					598,970	
Minimum liability for unfunded retirement benefits, net of $(85,000) of income taxes	(134)				(134)		
Unrealized gain on investment of securities available for sale	922				922		
Comprehensive income	$ 599,758						
Reacquired common stock		(7,922,707)	(792)	(194,210)			
Allocation of ESOP Shares				3,656			15,044
Cash dividends on common stock						(334,220)	
Balance, December 31, 2000		224,531,580	$ 22,453	$3,531,821	$ 593	$1,209,991	$ (111,732)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

(Dollars in thousands)

	Not Subject to Mandatory Redemption		Subject to Mandatory Redemption	
	Number of Shares	Par or Stated Value	Number of Shares	Par or Stated Value
Balance, January 1, 1998	12,442,699	$660,195	5,469,408	$356,243
Redemptions –				
8.45% Series			(50,000)	(5,000)
$ 7.35 Series C			(10,000)	(1,000)
$88.00 Series E			(3,000)	(3,000)
$91.50 Series Q			(10,714)	(10,714)
$9.375 Series			(16,650)	(1,665)
Balance, December 31, 1998	12,442,699	660,195	5,379,044	334,864
Redemptions –				
7.64% Series	(60,000)	(6,000)		
8.00% Series	(58,000)	(5,800)		
8.45% Series			(50,000)	(5,000)
$ 7.35 Series C			(10,000)	(1,000)
$88.00 Series E			(3,000)	(3,000)
$91.50 Series Q			(10,714)	(10,714)
$90.00 Series S			(18,750)	(18,750)
$9.375 Series			(16,900)	(1,690)
Balance, December 31, 1999	12,324,699	648,395	5,269,680	294,710
Redemptions –				
8.45% Series			(50,000)	(5,000)
$ 7.35 Series C			(10,000)	(1,000)
$88.00 Series E			(3,000)	(3,000)
$91.50 Series Q			(10,714)	(10,714)
$90.00 Series S			(18,750)	(18,750)
Amortization of fair market value adjustments –				
$ 7.35 Series C				(69)
$88.00 Series R				(3,872)
$90.00 Series S				(5,734)
Balance, December 31, 2000	12,324,699	$648,395	5,177,216	$246,571

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For the Years Ended December 31,	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 598,970**	$ 568,299	$ 410,874
Adjustments to reconcile net income to net cash from operating activities:			
Provision for depreciation and amortization	**933,684**	937,976	758,865
Nuclear fuel and lease amortization	**113,330**	104,928	94,348
Other amortization, net	**(11,635)**	(10,730)	(13,007)
Deferred income taxes, net	**(79,429)**	(45,054)	(23,763)
Investment tax credits, net	**(30,732)**	(19,661)	(22,070)
Extraordinary item	**—**	—	51,730
Receivables	**(150,520)**	(203,567)	35,515
Materials and supplies	**(29,653)**	19,631	(14,235)
Accounts payable	**118,282**	82,578	(73,205)
Other	**45,529**	53,906	(49,727)
Net cash provided from operating activities	**1,507,826**	1,488,306	1,155,325
CASH FLOWS FROM FINANCING ACTIVITIES:			
New Financing –			
Common stock	**—**	—	204,182
Long-term debt	**307,512**	364,832	499,975
Ohio Schools Council prepayment program	**—**	—	116,598
Short-term borrowings, net	**281,946**	163,327	—
Redemptions and Repayments –			
Common stock	**195,002**	130,133	—
Preferred stock	**38,464**	52,159	21,379
Long-term debt	**901,764**	847,006	804,780
Short-term borrowings, net	**—**	—	48,354
Common Stock Dividend Payments	**334,220**	341,467	339,111
Net cash used for financing activities	**879,992**	842,606	392,869
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property additions	**587,618**	624,901	652,852
Cash investments	**(17,449)**	(41,213)	47,804
Other	**120,195**	28,022	82,239
Net cash used for investing activities	**690,364**	611,710	782,895
Net increase (decrease) in cash and cash equivalents	**(62,530)**	33,990	(20,439)
Cash and cash equivalents at beginning of year	**111,788**	77,798	98,237
Cash and cash equivalents at end of year	**$ 49,258**	$ 111,788	$ 77,798
SUPPLEMENTAL CASH FLOWS INFORMATION:			
Cash Paid During the Year –			
Interest (net of amounts capitalized)	**$ 485,374**	$ 520,072	$ 536,064
Income taxes	**$ 512,182**	$ 441,067	$ 326,268

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF TAXES

(In thousands)

For the Years Ended December 31,	2000	1999	1998
GENERAL TAXES:			
Real and personal property	$ 281,374	$ 276,227	$ 292,503
State gross receipts	221,385	220,117	217,633
Social security and unemployment	39,134	37,019	27,363
Other	5,788	10,689	13,409
Total general taxes	$ 547,681	$ 544,052	$ 550,908
PROVISION FOR INCOME TAXES:			
Currently payable –			
Federal	$ 467,045	$ 433,872	$ 313,960
State	19,918	25,670	14,452
	486,963	459,542	328,412
Deferred, net –			
Federal	(60,831)	(36,021)	(14,259)
State	(18,598)	(9,033)	(9,504)
	(79,429)	(45,054)	(23,763)
Investment tax credit amortization	(30,732)	(19,661)	(22,070)
Total provision for income taxes	$ 376,802	$ 394,827	$ 282,579
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:			
Book income before provision for income taxes	$ 975,772	$ 963,126	$ 693,453
Federal income tax expense at statutory rate	$ 341,520	$ 337,094	$ 242,709
Increases (reductions) in taxes resulting from –			
Amortization of investment tax credits	(30,732)	(19,661)	(22,070)
State income taxes, net of federal income tax benefit	1,133	10,814	3,216
Amortization of tax regulatory assets	38,702	23,908	28,915
Amortization of goodwill	18,420	19,341	17,868
Preferred stock dividends	18,172	22,988	19,250
Other, net	(10,413)	343	(7,309)
Total provision for income taxes	$ 376,802	$ 394,827	$ 282,579
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:			
Property basis differences	$1,245,297	$1,878,904	$1,938,735
Deferred nuclear expense	408,771	421,837	436,601
Impaired generating assets	565,893	—	—
Customer receivables for future income taxes	62,527	159,577	159,526
Competitive transition charge	95,497	115,277	135,730
Deferred sale and leaseback costs	(128,298)	(129,775)	(61,506)
Unamortized investment tax credits	(85,641)	(96,036)	(102,085)
Unused alternative minimum tax credits	(32,215)	(101,185)	(190,781)
Other	(37,724)	(17,334)	(33,356)
Net deferred income tax liability	$2,094,107	$2,231,265	$2,282,864

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

1. Summary of Significant Accounting Policies:

The consolidated financial statements include FirstEnergy Corp. (Company) and its principal electric utility operating subsidiaries, Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), Pennsylvania Power Company (Penn) and The Toledo Edison Company (TE). These utility subsidiaries are referred to throughout as "Companies." On September 1, 2000, the Companies transferred their transmission assets to the Company's wholly owned subsidiary, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates the Company's major high-voltage transmission facilities and has interconnections with other regional utilities. The consolidated financial statements also include the Company's other principal subsidiaries: FirstEnergy Services Corp. (FE Services); FirstEnergy Facilities Services Group, LLC (FE Facilities); FirstEnergy Trading Services, Inc. (FETS), which merged into FE Services on January 1, 2001; and MARBEL Energy Corporation (MARBEL). FE Services provides energy-related products and services primarily on a regional basis and has two subsidiaries, Penn Power Energy, Inc., which provides electric generation services and other energy services to Pennsylvania customers and FirstEnergy Generation Corp., which operates the nonnuclear generation businesses of the Companies. FE Facilities is the parent company of several heating, ventilating, air conditioning and energy management companies. FETS had primarily acquired and arranged for the delivery of electricity and natural gas to FE Services' retail customers. MARBEL is a fully integrated natural gas company. Significant intercompany transactions have been eliminated.

The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

Revenues –

The Companies' principal business is providing electric service to customers in central and northern Ohio and western Pennsylvania. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Companies' customers.

CEI and TE sell substantially all of their retail customer receivables to Centerior Funding Corp. (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The trust completed a public sale of $150 million and private sales of $50 million of receivables-backed investor certificates in 1996 and 2000, respectively, in transactions that qualified for sale accounting treatment. CFC's retained interest in the pool of receivables held by the trust (15.15% as of December 31, 2000) is stated at fair value, reflecting adjustments for anticipated credit losses. Collections of receivables previously transferred to the trust used to purchase new receivables from CFC during 2000, totaled approximately $2.5 billion. Expenses associated with the factoring discount related to the sale of receivables were $13 million in 2000. As of December 31, 2000, receivables recorded on the Consolidated Balance Sheet were reduced by $193 million due to these sales.

Regulatory Plans –

The PUCO approved OE's Rate Reduction and Economic Development Plan in 1995 and FirstEnergy's Rate Reduction and Economic Development Plan for CEI and TE in January 1997. These regulatory plans were to maintain then current base electric rates for OE, CEI and TE through December 31, 2005. At the end of the regulatory plan periods, OE base rates were to be reduced by $300 million (approximately 20 percent below then current levels) and CEI and TE base rates were to be reduced by a combined $310 million (approximately 15 percent below then current levels). The plans also revised the Companies' fuel cost recovery methods so that OE's, CEI's and TE's fuel rates would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of OE's and FirstEnergy's regulatory plans, transition rate credits were implemented for customers, which were expected to reduce operating revenues for OE by approximately $600 million and CEI and TE by approximately $391 million during the regulatory plan period. The regulatory plans were terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

In July 1999, Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the legislation provides for a five percent reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

The Company, on behalf of its Ohio electric utility operating companies – OE, CEI and TE – filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements – including generation, transmission, distribution and transition charges. As required by the PUCO's rules, the Company's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how the Company's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of generation-related transition costs of approximately $4.5 billion ($4.0 billion, net of deferred income taxes) and transition costs related to regulatory assets aggregating approximately $4.2 billion ($2.9 billion, net of deferred income taxes).

On July 19, 2000, the PUCO approved the Company's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than 2006 for OE, mid-2007 for TE and 2008 for CEI, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over the Company's subsidiaries to nonaffiliated marketers, brokers and aggregators to 1,120 megawatts of generation capacity through 2005 at established prices for sales to the Ohio operating companies' retail customers. The base electric rates for distribution service for OE, CEI and TE under their prior respective regulatory plans will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under their prior regulatory plans will also be extended through the Companies' respective transition cost recovery periods.

The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to OE's generation business and the nonnuclear generation businesses of CEI and TE was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $1.6 billion of impaired plant investments ($1.2 billion, $304 million and $53 million for OE, CEI and TE, respectively) were recognized as regulatory assets recoverable as transition costs through future regulatory cash flows.

The settlement agreement provides to the Company's Ohio customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 1,120 megawatts described in a previous paragraph). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery periods. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery periods could be shortened for OE, CEI and TE to reduce recovery by as much as $500 million (OE-$250 million, CEI-$170 million and

TE-$80 million), but any such adjustment would be computed on a class-by-class and pro-rata basis.

In June 1998, the PPUC authorized a rate restructuring plan for Penn which essentially resulted in the deregulation of Penn's generation business as of June 30, 1998. Penn was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. In accordance with the SEC guidance, Penn reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through a CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The charge of $51.7 million ($30.5 million after income taxes) for discontinuing the application of SFAS 71 to Penn's generation business was recorded as a 1998 extraordinary item on the Consolidated Statement of Income.

All of the Companies' regulatory assets will continue to be recovered under provisions of the Ohio transition plan and the Pennsylvania rate restructuring plan. Under the previous regulatory plan, the PUCO had authorized OE to recognize additional capital recovery related to its generating assets (which was reflected as additional depreciation expense) and additional amortization of regulatory assets during the prior regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million, more than the amounts that would have been recognized if the prior regulatory plans were not in effect. These additional amounts are being recovered through current rates. As of December 31, 2000, OE's and Penn's cumulative additional capital recovery and regulatory asset amortization amounted to $1.424 billion (including Penn's impairment discussed above and CTC recovery). CEI and TE recognized a fair value purchase accounting adjustment of $2.55 billion in connection with the FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes satisfied the $2 billion asset reduction commitment contained in the CEI and TE regulatory plan. For regulatory purposes, CEI and TE recognized the accelerated amortization over the period that their rate plan was in effect.

Application of SFAS 71 was discontinued in 1997 with respect to CEI's and TE's nuclear operations (see "Regulatory Assets" below); in 1998 with respect to Penn's generation operations (as described above) and in mid-2000, as discussed above, with respect to OE's generation business and the nonnuclear generation businesses of CEI and TE effective with the issuance of the PUCO transition plan order. The following summarizes net assets included in property, plant and equipment relating to operations for which the application of SFAS 71 was discontinued, compared with the respective company's total assets as of December 31, 2000.

	SFAS 71 Discontinued Net Assets	Total Assets
	(In millions)	
OE	$1,075	$7,422
CEI	1,556	5,965
TE	623	2,652
Penn	92	989

Property, Plant and Equipment –
Property, plant and equipment reflects original cost (except for the Companies' nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for OE's electric plant was approximately 2.8% in 2000 and 3.0% in 1999 and 1998. The annual composite rate for Penn's electric plant was approximately 2.6% in 2000, 2.5% in 1999 and 3.0% in 1998. CEI's and TE's composite rates were both approximately 3.4% in 2000, 1999 and 1998. In addition to the straight-line depreciation recognized in 2000, 1999 and 1998, OE and Penn recognized additional capital recovery of $105 million, $95 million and $141 million (excluding Penn's impairment), respectively, as additional depreciation expense in accordance with their regulatory plans. These amounts were included in the 2000 transfer of accumulated depreciation included in OE's impaired plant investment recognized as regulatory assets as discussed in "Regulatory Plans" above.

Annual depreciation expense in 2000 included approximately $29.3 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in four nuclear generating units. Annual decommissioning costs will increase by approximately $66 million from implementing the Ohio utilities' transition plan in 2001. The Companies' future decommissioning costs reflect the 1999 increase in their ownership interests related to the exchange of certain generating assets with Duquesne Light Company. The Companies' share of the future obligation to decommission these units is approximately $1.9 billion in current dollars and (using a 4.0% escalation rate) approximately $4.5 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $342 million for decommissioning through their electric rates from customers through

December 31, 2000. The Companies have also recognized an estimated liability of approximately $31.6 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

Nuclear Fuel –

OE's and Penn's nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. CEI and TE severally lease their respective portions of nuclear fuel and pay for the fuel as it is consumed (see Note 3). The Companies amortize the cost of nuclear fuel based on the rate of consumption.

Income Taxes –

Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $32 million, which may be carried forward indefinitely, are available to reduce future federal income taxes.

Retirement Benefits –

The Companies' trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 2000. The assets of the pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Companies provide a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Companies pay insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Companies. The Companies recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
	(In millions)			
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394.1	$1,500.1	$ 608.4	$ 601.3
Service cost	27.4	28.3	11.3	9.3
Interest cost	104.8	102.0	45.7	40.7
Plan amendments	41.3	—	—	—
Actuarial loss (gain)	17.3	(155.6)	121.7	(17.6)
Net increase from asset swap	—	14.8	—	12.5
Voluntary early retirement program expense	23.4	—	—	—
Benefits paid	(102.2)	(95.5)	(35.1)	(37.8)
Benefit obligation as of December 31	1,506.1	1,394.1	752.0	608.4
Change in plan assets:				
Fair value of plan assets as of January 1	1,807.5	1,683.0	4.9	3.9
Actual return on plan assets	0.7	220.0	(0.2)	0.6
Company contribution	—	—	18.3	0.4
Benefits paid	(102.2)	(95.5)	—	—
Fair value of plan assets as of December 31	1,706.0	1,807.5	23.0	4.9
Funded status of plan	199.9	413.4	(729.0)	(603.5)
Unrecognized actuarial loss (gain)	(90.9)	(303.5)	147.3	24.9
Unrecognized prior service cost	93.1	57.3	20.9	24.1
Unrecognized net transition obligation (asset)	(2.1)	(10.1)	110.9	120.1
Prepaid (accrued) benefit cost	$ 200.0	$ 157.1	$(449.9)	$(434.4)
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Net pension and other postretirement benefit costs for the three years ended December 31, 2000 were computed as follows:

	Pension Benefits			Other Postretirement Benefits		
	2000	1999	1998	2000	1999	1998
	(In millions)					
Service cost	$ 27.4	$ 28.3	$ 25.0	$ 11.3	$ 9.3	$ 7.5
Interest cost	104.8	102.0	92.5	45.7	40.7	37.6
Expected return on plan assets	(181.0)	(168.1)	(152.7)	(0.5)	(0.4)	(0.3)
Amortization of transition obligation (asset)	(7.9)	(7.9)	(8.0)	9.2	9.2	9.2
Amortization of prior service cost	5.7	5.7	2.3	3.2	3.3	(0.8)
Recognized net actuarial loss (gain)	(9.1)	—	(2.6)	—	—	—
Voluntary early retirement program expense	17.2	—	—	—	—	—
Net benefit cost	$ (42.9)	$ (40.0)	$ (43.5)	$ 68.9	$ 62.1	$ 53.2

The health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0% – 5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7.5 million and the postretirement benefit obligation by $94.4 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8.5 million and the postretirement benefit obligation by $111.0 million.

Supplemental Cash Flows Information –
All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. As of December 31, 1999, cash and cash equivalents included $83 million used for the redemption of long-term debt in the first quarter of 2000. The Companies reflect temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $89.3 million, $36.2 million and $61.8 million for the years 2000, 1999 and 1998, respectively. Commercial paper transactions of OES Fuel, Incorporated (OES Fuel) (a wholly owned subsidiary of OE) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 4G).

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In millions)			
Long-term debt	$5,853	$6,010	$6,381	$6,331
Preferred stock	$ 247	$ 243	$ 295	$ 280
Investments other than cash and cash equivalents:				
Debt securities				
– Maturity (5-10 years)	$ 460	$ 441	$ 475	$ 476
– Maturity (more than 10 years)	1,026	1,051	1,068	1,013
Equity securities	16	16	17	17
All other	924	935	852	874
	$2,426	$2,443	$2,412	$2,380

The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Companies' ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. The Companies have no securities held for trading purposes.

Effective December 31, 1998, the Company began accounting for its commodity price derivatives, entered into specifically for trading purposes, on a mark-to-market basis in accordance with Emerging Issues Task Force Issue 98-10, "Accounting for Energy Trading and Risk Management Activities," with gains and losses recognized currently in the Consolidated Statements of Income. The contracts that were marked to market are included in the Consolidated Balance Sheets as Deferred Charges and Deferred Credits at their fair values. The impact on the consolidated financial statements was immaterial.

On January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133." The cumulative effect of adopting SFAS 133, as amended, increases assets by $108.3 million, liabilities by $72.6 million and common stockholders' equity by $35.7 million – other comprehensive income increases by $44.2 million and net income is reduced by $8.5 million.

Regulatory Assets –

The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets will continue to be recovered from customers under the Companies' respective transition and rate restructuring plans. Based on those plans, the Companies continue to bill and collect cost-based rates for their transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those operations. OE and Penn recognized additional cost recovery of $270 million, $257 million and $50 million in 2000, 1999 and 1998, respectively, as additional regulatory asset amortization in accordance with their regulatory plans. The application of SFAS 71 to OE's generation business and the nonnuclear generation businesses of CEI and TE was discontinued effective with the PUCO's approval of the Company's transition plan. The effect of such discontinuance was reflected on the financial statements as of June 30, 2000, with the reduction of plant investment and the corresponding recognition of regulatory assets recoverable through future regulatory cash flows for generating assets that were impaired of approximately $1.6 billion ($1.2 billion, $304 million and $53 million for OE, CEI and TE, respectively).

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2000	1999
	(In millions)	
Nuclear unit expenses	$1,081.1	$1,123.0
Customer receivables for future income taxes	173.5	444.3
Rate stabilization program deferrals	400.0	420.1
Sale and leaseback costs	8.0	17.8
Competitive transition charge	230.9	280.4
Loss on reacquired debt	167.1	173.9
Employee postretirement benefit costs	20.7	24.8
DOE decommissioning and decontamination costs	26.8	29.5
Impaired generating assets	1,595.5	—
Other	24.1	29.6
Total	$3,727.7	$2,543.4

2. Merger Agreement:

On August 8, 2000, FirstEnergy and GPU, Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock. Approximately $7.4 billion of debt and preferred stock of GPU's subsidiaries would remain outstanding. The transaction would be accounted for by the purchase method. The combined company's principal electric utility operating companies would include OE, CEI, TE, Penn and ATSI, as well as GPU's electric utility operating companies – Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company, which serve customers in New Jersey and Pennsylvania.

Under the agreement, GPU shareholders would receive the equivalent of $36.50 for each share of GPU common stock they own, payable in cash or in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.2438 and $29.6313. Each GPU shareholder would be able to elect the form of consideration they wish to receive, subject to proration so that the aggregate consideration to all GPU shareholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU share converted into FirstEnergy common

stock would receive not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the seventh trading date prior to the merger closing. The stock portion of the consideration is expected to be tax-free to GPU shareholders.

The merger has been approved by the respective shareholders of the Company and GPU and is expected to close promptly after all of the conditions to the consummation of the merger, including the receipt of all necessary regulatory approvals, are fulfilled or waived. The receipt of all necessary regulatory approvals, including, but not limited to, the FERC, the Nuclear Regulatory Commission, the Federal Communications Commission, and the SEC, are expected by the end of the second quarter of 2001.

3. Leases:

The Companies lease certain generating facilities, nuclear fuel, office space and other property and equipment under cancelable and noncancelable leases.

OE sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. CEI and TE also sold portions of their ownership interests in Beaver Valley Unit 2 and Bruce Mansfield Units 1, 2 and 3 and entered into similar operating leases for lease terms of approximately 30 years. During the terms of their respective leases, OE, CEI and TE continue to be responsible, to the extent of their individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. They have the right, at the end of the respective basic lease terms, to renew their respective leases. They also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

OES Finance, Incorporated (OES Finance), a wholly owned subsidiary of OE, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting OE's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to OE as sole owner of OES Finance common stock.

Nuclear fuel is currently financed for CEI and TE through leases with a special-purpose corporation. As of December 31, 2000, $142 million of nuclear fuel was financed under a lease financing arrangement through $150 million of bank credit arrangements. The bank credit arrangements expire in August 2001. Lease rates are based on bank rates and commercial paper rates.

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2000, are summarized as follows:

	2000	1999	1998
	(In millions)		
Operating leases			
Interest element	$202.4	$208.6	$201.2
Other	111.1	110.3	147.8
Capital leases			
Interest element	12.3	17.5	17.6
Other	64.2	76.1	66.3
Total rentals	$390.0	$412.5	$432.9

The future minimum lease payments as of December 31, 2000, are:

	Capital Leases	Operating Leases: Lease Payments	Operating Leases: Capital Trusts	Operating Leases: Net
	(In millions)			
2001	$ 74.3	$ 306.8	$ 146.0	$ 160.8
2002	50.1	317.9	169.5	148.4
2003	32.9	326.1	176.5	149.6
2004	19.6	291.3	110.7	180.6
2005	9.6	310.1	128.8	181.3
Years thereafter	17.7	3,321.2	1,235.6	2,085.6
Total minimum lease payments	204.2	$4,873.4	$1,967.1	$2,906.3
Executory costs	10.6			
Net minimum lease payments	193.6			
Interest portion	30.4			
Present value of net minimum lease payments	163.2			
Less current portion	52.0			
Noncurrent portion	$111.2			

OE invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in OE's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. CEI and TE established the Shippingport Capital Trust to purchase the lease obligation bonds issued on behalf of lessors in their Bruce Mansfield Units 1, 2 and 3 sale and leaseback transactions. The PNBV and Shippingport capital trust arrangements effectively reduce lease costs related to those transactions.

4. Capitalization:

(A) Retained Earnings –
There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock.

(B) Employee Stock Ownership Plan –
The Companies fund the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from OE and acquired 10,654,114 shares of OE's common stock (subsequently converted to FirstEnergy common stock) through market purchases. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made. In 2000, 1999 and 1998, 826,873 shares, 627,427 shares and 423,206 shares, respectively, were allocated to employees with the corresponding expense recognized based on the shares allocated method. The fair value of 5,952,032 shares unallocated as of December 31, 2000, was approximately $187.8 million. Total ESOP-related compensation expense was calculated as follows:

	2000	1999	1998
		(In millions)	
Base compensation	$ 18.7	$ 18.3	$ 13.5
Dividends on common stock held by the ESOP and used to service debt	(6.4)	(4.5)	(3.9)
Net expense	$ 12.3	$ 13.8	$ 9.6

(C) Stock Compensation Plans –
On April 30, 1998, the Company adopted the Executive and Director Incentive Compensation Plan (FE Plan). The FE Plan permits awards to be made to key employees in the form of restricted stock, stock options, stock appreciation rights, performance shares or cash. Common stock granted under the FE Plan may not exceed 7.5 million shares. No stock appreciation rights or performance shares have been issued under the FE Plan. Restricted common stock shares were granted under the FE Plan in 1998, 1999 and 2000 for various vesting periods ranging from six months to eight years. The restricted common stock shares were purchased in the open market and have full voting and dividend rights. There were no exercise prices related to these shares. Restricted common stock grants were as follows:

	2000	1999	1998
Restricted common shares granted	208,400	8,000	20,000
Weighted average market price	$ 26.63	$ 30.89	$30.78
Weighted average vesting period	3.8	5.8	4.0
Dividends restricted	Yes	Yes	No

FE Plan options were granted in 1998, 1999 and 2000 and are exercisable after four years from the date of grant with some acceleration of vesting possible based on performance. Stock options, which were granted prior to 1998, expire on or before February 25, 2007. Stock option activity was as follows:

Stock Option Activity	Number of Options	Weighted Average Exercise Price
Balance at December 31, 1997	517,388	$ 24.59
(517,388 options exercisable)		
Options granted	189,491	29.82
Options exercised	335,058	24.67
Options forfeited	7,535	29.82
Balance at December 31, 1998	364,286	27.13
(182,330 options exercisable)		
Options granted	1,811,658	24.90
Options exercised	22,575	21.42
Balance at December 31, 1999	2,153,369	25.32
(159,755 options exercisable)		
Options granted	3,011,584	23.24
Options exercised	90,491	26.00
Options forfeited	52,600	22.20
Balance at December 31, 2000	5,021,862	24.09
(473,314 options exercisable)		

As of December 31, 2000, the weighted average remaining contractual life of outstanding stock options was 8.4 years.

Under the Executive Deferred Compensation Plan, adopted January 1, 1999, employees can direct a portion of their Annual Incentive Award and/or Long Term Incentive Award into an unfunded FirstEnergy Stock Account to receive vested stock units. An additional 20% premium is received in the form of stock units based on the amount allocated to the

FirstEnergy Stock Account. Dividends are calculated quarterly on stock units outstanding and are paid in the form of additional stock units. Upon withdrawal, stock units are converted to FirstEnergy shares. Payout occurs three years from the date of deferral. As of December 31, 2000, there were 123,787.48 stock units outstanding.

The Company continues to apply Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." As required by SFAS 123, "Accounting for Stock-Based Compensation," the Company has determined pro forma earnings as though the Company had accounted for employee stock options under the fair value method. The weighted average assumptions used in valuing the options and their resulting fair values are as follows:

	2000	1999	1998
Valuation assumptions:			
Expected option term (years)	7.6	6.4	10
Expected volatility	21.77%	20.03%	15.50%
Expected dividend yield	6.68%	5.97%	5.68%
Risk-free interest rate	5.28%	5.97%	5.65%
Fair value per option	$2.86	$3.42	$3.25

The following table summarizes the pro forma effect of applying fair value accounting to the Company's stock options.

	2000	1999	1998
Net Income (000)			
As Reported	$598,970	$568,299	$410,874
Pro Forma	$597,378	$567,876	$410,839
Earnings Per Share of Common Stock – Basic and Diluted			
As Reported	$2.69	$2.50	$1.82
Pro Forma	$2.69	$2.50	$1.81

(D) Preferred and Preference Stock –

Penn's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. OE's 8.45% series of preferred stock has no optional redemption provision. CEI's $88.00 Series R preferred stock is not redeemable before December 2001 and its $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-90 days' notice.

Preference stock authorized for the Companies are 8 million shares without par value for OE; 3 million shares without par value for CEI; and 5 million shares, $25 par value for TE. No preference shares are currently outstanding.

(E) Preferred Stock Subject to Mandatory Redemption –

Annual sinking fund provisions for the Companies' preferred stock are as follows:

	Series	Shares	Redemption Price Per Share	Date	Beginning
OE	8.45%	50,000	$ 100		(i)
CEI	$ 7.35C	10,000	100		(i)
	91.50Q	10,714	1,000		(i)
	90.00S	18,750	1,000		(i)
	88.00R	50,000	1,000	December 1	2001
Penn	7.625%	7,500	100	October 1	2002

(i) Sinking fund provisions are in effect.

Annual sinking fund requirements for the next five years are $85 million in 2001, $19 million in 2002 and $2 million in each year 2003-2005.

(F) Ohio Edison Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Ohio Edison Subordinated Debentures –

Ohio Edison Financing Trust, a wholly owned subsidiary of OE, has issued $120 million of 9% Cumulative Trust Preferred Capital Securities. OE purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123.7 million principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances, the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by OE at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro rata basis at $25 per share plus accumulated distributions. OE's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by OE of payments due on the Preferred Securities.

(G) Long-Term Debt –

The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

Based on the amount of bonds authenticated by the Trustees through December 31, 2000, OE's, TE's and Penn's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $31.4 million. OE, TE and Penn expect to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

	(In millions)
2001	$ 399.0
2002	945.0
2003	460.1
2004	833.9
2005	436.3

The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $341.2 million and noncancelable municipal bond insurance policies of $280 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Companies are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 0.60% to 1.375% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

OE had unsecured borrowings of $100 million as of December 31, 2000, supported by a $250 million long-term revolving credit facility agreement which expires November 18, 2002. OE must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that OE maintain unused first mortgage bond capability for the full credit agreement amount under OE's indenture as potential security for the unsecured borrowings.

CEI and TE have letters of credit of approximately $222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of CEI and TE in the proportion of 40% and 60%, respectively (see Note 3).

OE's and Penn's nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $180.5 million long-term bank credit agreement which expires March 31, 2001. The Company intends to extend the credit agreement through March 31, 2002. Accordingly, a portion of the commercial paper and loans is reflected as long-term debt on the Consolidated Balance Sheets. OES Fuel must pay an annual facility fee of 0.20% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

(H) Comprehensive Income –

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholders' equity except those resulting from transactions with common stockholders. As of December 31, 2000, accumulated other comprehensive income (loss) consisted of a minimum liability for unfunded retirement benefits of $(329,000) and an unrealized gain on investment of securities available for sale of $922,000.

5. Short-Term Borrowings and Bank Lines of Credit:

Short-term borrowings outstanding as of December 31, 2000, consisted of $539.8 million of bank borrowings and $159.9 million of OES Capital, Incorporated (OES Capital) commercial paper. OES Capital is a wholly owned subsidiary of OE whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $170 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.20% on the amount of the entire finance limit. The receivables financing agreement expires in 2002.

The Companies have various credit facilities with domestic banks that provide for borrowings of up to $505 million under various interest rate options. OE's short-term borrowings may be made under its lines of credit on its unsecured notes. To assure the availability of these lines, the Companies are required to pay annual commitment fees that vary from 0.15% to 0.375%. These lines expire at various times during 2001. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2000 and 1999, were 7.92% and 6.51%, respectively.

6. Commitments and Contingencies:

Capital Expenditures –

The Company's current forecast reflects expenditures of approximately $3.0 billion for property additions and improvements from 2001-2005, of which approximately $683 million is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $380 million, of which approximately $54 million applies to 2001. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $460 million and $100 million, respectively, as the nuclear fuel is consumed.

Stock Repurchase Program –

On November 17, 1998, the Board of Directors authorized the repurchase of up to 15 million shares of the Company's common stock over a three-year period beginning in 1999. Repurchases are made on the open market, at prevailing prices, and are funded primarily through the use of operating cash flows. During 2000 and 1999, the Company repurchased and retired 7.9 million shares (average price of $24.51 per share) and 4.6 million shares (average price of $28.08 per share), respectively.

Nuclear Insurance –

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. The Companies' maximum potential assessment under the industry retrospective rating plan would be $352.4 million per incident but not more than $40 million in any one year for each incident.

The Companies are also insured under policies for each nuclear plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $789 million of insurance coverage for replacement power costs. Under these policies, the Companies can be assessed a maximum of approximately $38 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Companies intend to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Companies' plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Companies' insurance policies, or to the extent such insurance becomes unavailable in the future, the Companies would remain at risk for such costs.

Environmental Matters –

Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies estimate additional capital expenditures for environmental compliance of approximately $201 million, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

The Companies are required to meet federally approved sulfur dioxide (SO_2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO_2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Companies cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Companies are in compliance with the current SO_2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO_2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were

to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Companies' Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Companies' Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Companies' Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. The Companies continue to evaluate their compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Companies operate affected facilities.

In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against OE and Penn in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

CEI and TE have been named as "potentially responsible parties" (PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. CEI and TE have accrued liabilities totaling $3.7 million as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. CEI and TE believe that waste disposal costs will not have a material adverse effect on their financial condition, cash flows or results of operations.

7. Segment Information:

The Company operates under the following reportable segments: regulated services, competitive services and other (primarily corporate support services). The Company's primary segment is its regulated services, which include five electric utility operating companies that formerly provided bundled electric service in Ohio and Pennsylvania. Its other material business segment consisted of the subsidiaries that operate unregulated businesses. During 2000, the Company made certain organizational changes to further align its business units to accommodate its retail strategy and the impact of its plan to move the generation portion of its electricity services from the regulated segment to the competitive segment as reflected in its approved Ohio transition plan. These reportable segments are strategic businesses, which are managed and operated differently based on the degree of regulation, and the products and services offered.

The regulated services segment designs, constructs, operates and maintains our regulated transmission and distribution systems. It also provides generation services to regulated franchise customers who have not chosen an alternative, competitive generation supplier. The regulated services segment obtains generation through power supply agreements with the competitive services segment.

The competitive services segment includes all unregulated energy and energy-related services including commodity sales (both electricity and natural gas) in the retail and wholesale markets, marketing, generation, trading and sourcing of commodity requirements, as well as other competitive energy application services. Competitive products are increasingly marketed to customers as bundled services.

SEGMENT FINANCIAL INFORMATION

	Regulated Services	Competitive Services	Other	Reconciling Adjustments	Consolidated
			(In millions)		
2000					
External revenues	$ 4,747	$2,020	$ 8	$ 254 (A)	$7,029
Intersegment revenues	28	1,827	303	(2,158) (B)	–
Total revenues	4,775	3,847	311	(1,904)	7,029
Depreciation and amortization	790	194	13	(63) (C)	934
Income taxes	561	68	1	(253) (D)	377
Net operating profit after taxes	916	128	3	(448) (E)	599
Total assets	15,688	1,933	320	–	17,941
1999					
External revenues	$ 4,723	$1,218	$ 16	$ 363 (A)	$6,320
Intersegment revenues	55	1,301	181	(1,537) (B)	–
Total revenues	4,778	2,519	197	(1,174)	6,320
Depreciation and amortization	789	170	9	(30) (C)	938
Income taxes	574	75	(32)	(222) (D)	395
Net operating profit after taxes	977	126	(61)	(474) (E)	568
Total assets	15,931	1,514	779	–	18,224
1998					
External revenues	$ 4,802	$ 934	$ 8	$ 131 (A)	$5,875
Intersegment revenues	–	2,806	144	(2,950) (B)	–
Total revenues	4,802	3,740	152	(2,819)	5,875
Depreciation and amortization	784	8	5	(38) (C)	759
Income taxes	822	(40)	(22)	(456) (D)	304
Net operating profit after taxes	893	(59)	(43)	(350) (E)	441
Total assets	15,918	1,558	716	–	18,192

Reconciling adjustments to segment operating results from internal management reporting to consolidated external financial reporting:

(A) Principally interest income and revenues related to gross receipts taxes which are excluded for internal management reporting purposes.

(B) Elimination of intersegment revenues.

(C) Reclassification for amortization of tax regulatory assets included in income taxes for external financial reporting; reduction for depreciation expense recognized for internal management reporting for assets subject to sale and leaseback transactions (see Note 3); and recognition of goodwill amortization which is excluded for internal management reporting.

(D) Income tax effects of the differences described above and the tax benefit of interest expense not otherwise included in the computation of net operating profit after taxes.

(E) The net effect from the differences described above and the recognition of interest costs not included in net operating profit after taxes for internal management reporting purposes.

PRODUCTS AND SERVICES

Year	Electricity Sales	Oil & Gas Sales and Production	Energy Related Sales and Services
		(In millions)	
2000	$ 5,537	$ 582	$ 563
1999	5,253	203	503
1998	4,980	26	198

8. Summary of Quarterly Financial Data (Unaudited):

The following summarizes certain consolidated operating results by quarter for 2000 and 1999.

Three Months Ended	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
	(In millions, except per share amounts)			
Revenues	$1,607.9	$1,702.1	$1,891.7	$1,827.3
Expenses	1,234.1	1,338.0	1,433.1	1,518.9
Income Before Interest and Income Taxes	373.8	364.1	458.6	308.4
Net Interest Charges	135.0	134.4	131.2	128.5
Income Taxes	97.9	95.1	129.2	54.6
Net Income	$ 140.9	$ 134.6	$ 198.2	$ 125.3
Earnings per Share of Common Stock	$.63	$.60	$.89	$.57

Three Months Ended	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999
	(In millions, except per share amounts)			
Revenues	$1,417.4	$1,523.9	$1,732.4	$1,645.9
Expenses	1,041.7	1,149.8	1,291.0	1,301.7
Income Before Interest and Income Taxes	375.7	374.1	441.4	344.2
Net Interest Charges	146.1	147.4	141.3	137.5
Income Taxes	92.9	101.4	114.3	86.2
Net Income	$ 136.7	$ 125.3	$ 185.8	$ 120.5
Earnings per Share of Common Stock	$.60	$.55	$.82	$.53

CONSOLIDATED FINANCIAL AND PRO FORMA COMBINED OPERATING STATISTICS (UNAUDITED)

	2000	1999	1998	1997	1996	1995	1990
GENERAL FINANCIAL INFORMATION							
(Dollars in thousands)							
Revenues	**$ 7,028,961**	$ 6,319,647	$ 5,874,906	$ 2,961,125	$2,521,788	$2,500,770	$ 2,252,527
Net Income	**$ 598,970**	$ 568,299	$ 410,874	$ 305,774	$ 302,673	$ 294,747	$ 254,048
SEC Ratio of Earnings to Fixed Charges	**2.10**	2.01	1.77	2.18	2.38	2.32	1.97
Net Property, Plant and Equipment	**$ 7,575,076**	$ 9,093,341	$ 9,242,574	$ 9,635,992	$5,534,382	$5,788,436	$ 6,055,441
Capital Expenditures	**$ 568,711**	$ 474,118	$ 305,577	$ 188,145	$ 145,005	$ 196,041	$ 270,993
Total Capitalization	**$11,204,674**	$11,469,795	$11,756,422	$12,124,492	$5,582,989	$5,565,997	$ 6,067,469
Capitalization Ratios:							
Common Stockholders' Equity	**41.5%**	39.8%	37.9%	34.3%	44.8%	43.3%	41.9%
Preferred and Preference Stock							
Not Subject to Mandatory Redemption	**5.8**	5.7	5.6	5.5	3.8	3.8	5.9
Subject to Mandatory Redemption	**1.4**	2.2	2.5	2.7	2.8	2.9	1.0
Long-Term Debt	**51.3**	52.3	54.0	57.5	48.6	50.0	51.2
Total Capitalization	**100.0%**	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Average Capital Costs:							
Preferred and Preference Stock	**7.92%**	7.99%	8.01%	8.02%	7.59%	7.59%	8.59%
Long-Term Debt	**7.84%**	7.65%	7.83%	8.02%	7.76%	8.00%	9.28%
COMMON STOCK DATA *(a)*							
Earnings per Share	**$2.69**	$2.50	$1.95	$1.94	$2.10	$2.05	$1.67
Return on Average Common Equity	**13.0%**	12.7%	10.3%	11.0%	12.4%	12.5%	9.9%
Dividends Paid per Share	**$1.50**	$1.50	$1.50	$1.50	$1.50	$1.50	$1.73
Dividend Payout Ratio	**56%**	60%	77%	77%	71%	73%	104%
Dividend Yield	**4.8%**	6.6%	4.6%	5.2%	6.6%	6.4%	8.8%
Price/Earnings Ratio	**11.7**	9.1	16.7	14.9	10.8	11.5	10.3
Book Value per Share	**$21.29**	$20.22	$19.37	$18.71	$17.35	$16.73	$ 16.68
Market Price per Share	**$31.56**	$22.69	$32.56	$29.00	$22.75	$23.50	$17.125
Ratio of Market Price to Book Value	**148%**	112%	168%	155%	131%	140%	103%
OPERATING STATISTICS *(b)*							
Kilowatt-Hour Sales (Millions):							
Residential	**16,686**	16,898	15,873	15,562	15,807	15,773	14,193
Commercial	**22,359**	18,049	16,255	15,868	14,944	14,845	13,218
Industrial	**25,630**	24,624	24,039	24,062	23,367	22,681	22,040
Other	**364**	370	378	372	1,158	1,196	1,103
Total Retail	**65,039**	59,941	56,545	55,864	55,276	54,495	50,554
Total Wholesale	**7,661**	7,135	5,557	7,870	9,670	9,295	6,754
Total Sales	**72,700**	67,076	62,102	63,734	64,946	63,790	57,308
Customers Served:							
Residential	**1,963,462**	1,951,928	1,938,259	1,929,371	1,912,850	1,907,850	1,846,991
Commercial	**234,569**	219,761	214,698	215,307	212,092	210,745	197,819
Industrial	**11,491**	11,667	11,888	12,918	12,974	12,763	12,804
Other	**2,530**	2,177	2,067	2,040	3,913	3,869	4,195
Total	**2,212,052**	2,185,533	2,166,912	2,159,636	2,141,829	2,135,227	2,061,809
Number of Employees	**13,830**	13,461	11,918	10,020	10,477	11,633	15,309

(a) Before extraordinary charge in 1998.
(b) Years prior to 1998 reflect pro forma combined Ohio Edison and Centerior statistics.

Shareholder Information

Investor Services, Transfer Agent and Registrar
We act as our own transfer agent and registrar for all stock issues of FirstEnergy and its subsidiaries. Shareholders wanting to transfer stock, or who need assistance or information, can send their stock or write to Investor Services, FirstEnergy Corp., 76 South Main Street, Akron, Ohio 44308-1890. Shareholders also can call the following toll-free telephone number, which is valid in the United States, Canada, Puerto Rico and the Virgin Islands, weekdays between 8 a.m. and 4:30 p.m., Eastern time: 1-800-736-3402. For Internet access to general shareholder information and useful forms, visit our Internet site at *www.firstenergycorp.com/ir.*

Stock Listings and Trading
Newspapers generally report FirstEnergy common stock under the abbreviation FSTENGY, but this can vary depending upon the newspaper. The common stock of FirstEnergy and preferred stock of its electric utility subsidiaries are listed on the following stock exchanges:

Company	Stock Exchange	Symbol
FirstEnergy	New York	FE
The Illuminating Company	New York, OTC	CVX
Ohio Edison	New York	OEC
Pennsylvania Power	Philadelphia	PPC
Toledo Edison	New York, OTC, American	TED

Dividends
Proposed dates for the payment of FirstEnergy common stock dividends in 2001 are:

Ex-Dividend Date	Record Date	Payment Date
February 5	February 7	March 1
May 3	May 7	June 1
August 3	August 7	September 1
November 5	November 7	December 1

Direct Dividend Deposit
Shareholders can have their dividend payments automatically deposited to checking and savings accounts at any financial institution that accepts electronic direct deposits. Use of this free service ensures that payments will be available to you on the payment date, eliminating the possibility of mail delay or lost checks.

Stock Investment Plan
Shareholders and others can purchase or sell shares of FirstEnergy common stock through the Company's Stock Investment Plan. Investors who are not registered shareholders can enroll with an initial cash investment of $250. Participants may invest all or some of their dividends or make optional cash payments at any time of at least $25 per payment up to $100,000 annually.

Safekeeping of Shares
Shareholders can request that the Company hold their shares of FirstEnergy common stock in safekeeping. To take advantage of this service, shareholders should forward their stock certificate(s) to the Company along with a signed letter requesting that the Company hold the shares. They should also state whether future dividends for these shares are to be reinvested or paid in cash. The certificate(s) should not be endorsed, and registered mail is suggested. The shares will be held in uncertificated form and we will make certificate(s) available to shareholders upon request at no cost. Shares held in safekeeping will be reported on dividend checks or Stock Investment Plan statements.

Combining Stock Accounts
If you have more than one stock account and want to combine them, please write or call Investor Services and specify the account that you want to retain as well as the registration of each of your accounts.

Duplicate Mailings of the Annual Report
If you hold stock in more than one registration and do not wish to combine accounts, you can eliminate duplicate mailings of our annual report by informing us when voting your shares for the Annual Meeting of Shareholders. You also can send a written request to Investor Services, including the exact registration of the account for which you want the mailing discontinued.

Form 10-K Annual Report
Form 10-K, the Annual Report to the Securities and Exchange Commission, will be sent without charge by writing to Nancy C. Ashcom, Corporate Secretary, FirstEnergy Corp., 76 South Main Street, Akron, Ohio 44308-1890.

Institutional Investor and Security Analyst Inquiries
Institutional investors and security analysts should direct inquiries to: Kurt E. Turosky, Manager, Investor Relations, 1-330-384-5500.

Annual Meeting of Shareholders
Shareholders are invited to attend the 2001 Annual Meeting of Shareholders on Tuesday, May 15, at 10 a.m., at the John S. Knight Center in Akron, Ohio. Registered holders of common stock not attending the meeting can appoint a proxy and vote on the items of business by telephone, Internet or mail. Shareholders whose shares are held in the name of a broker can attend the meeting if they present a letter from their broker indicating ownership of FirstEnergy common stock on the record date of March 21, 2001.

FirstEnergy®
76 South Main Street, Akron, Ohio 44308-1890
www.firstenergycorp.com

2000 Annual Report

F-2

2000
SUMMARY
ANNUAL
REPORT



Thomas A. Edison
6.235

Evolving

Financial Highlights

FOR THE YEARS ENDED DECEMBER 31,	2000	1999	CHANGE
FINANCIAL DATA (in millions)			
Operating revenues	**$ 5,196**	$ 4,757	9.2%
Operating income	**$ 785**	$ 1,009	-22.2%
Net income	**$ 234**	$ 459	-49.1%
COMMON STOCK DATA			
Earnings per share	**$ 1.92**	$ 3.66	-47.5%
Cash dividends paid per share	**$ 2.165**	$ 2.105	2.9%
Book value per share	**$ 27.81**	$ 28.45	-2.2%
Closing market price per share	**$ 36 13/16**	$ 29 3/4	23.7%
Return on average common equity	**6.9%**	13.0%	
Common stock shares outstanding at year-end (in thousands)	**119,440**	121,766	
Common stock shareholders at year-end	**33,277**	35,442	

Letter from the Chairman

FELLOW SHAREHOLDERS:

Evolution is as natural in business and industry as it is in nature. The process of adaptation to constant change is inevitable. And in business, as in nature, survival depends on successful adaptation.

In recent years, the global electric utility industry has experienced an intense period of evolution. During this time, I have spoken often of the need for our corporations to adapt to new markets, new rules, and new customer preferences. I am proud of the effort that our employees have made in working diligently to prepare GPU for these changes, focusing both on the creation of a new culture and the use of new technology. Having evolved from a rich, diverse heritage, we are now preparing for the next natural chapter in our transformation: our planned merger with FirstEnergy Corp.

I have had the privilege of seeing nearly 40 years of GPU's adaptive responses to industry change, and I reflect upon our accomplishments with great pride. We have led our industry in a number of significant areas. One prime example is nuclear power. GPU built the nation's first large-scale, commercial nuclear generating station, our former Oyster Creek plant in Lacey Township, New Jersey, in 1969. Our Saxton, Pennsylvania experimental nuclear facility, completed in 1962, was one of the very first of its kind in our industry. Saxton incorporated unique engineering features and became a training facility for nuclear plant personnel from all over the world. GPU Nuclear Corporation, formed after the 1979 incident at our Three Mile Island Unit 2 plant, became the industry model for the safe, efficient operation of nuclear power plants.

We can also point with particular pride to GPU's long tradition of forming close partnerships with our customers and with our communities. Although these initiatives have been supported by management and the board of directors, the real credit goes to the women and men throughout GPU who thrive on service to customers, involvement in communities, and stewardship of the environment. It is no surprise that many of our employees take this commitment beyond the workday and into their personal lives, where volunteerism has become a way of life. GPU encourages people at all levels to get involved in community activities and recognizes them when they do.

As we become a part of FirstEnergy, we expect not only to retain GPU's culture of supporting our communities, but to build upon it. FirstEnergy, too, has an impressive record of community service and supports our continued dedication to that mission.



PROGRESS IN 2000

As GPU continued to keep pace with changing markets in 2000, we concentrated on our core domestic transmission and distribution business and on building non-regulated enterprises related to that business. Consistent with that strategy, we also disposed of businesses that no longer effectively supported our core focus. For example:

- We took a major step in our expansion in the non-regulated area when we completed the purchase of MYR Group, a specialty infrastructure construction company. This acquisition of the country's fifth largest construction company of its type offers growth opportunities as utilities increasingly outsource services under continuing industry restructuring.

- We sold GPU PowerNet, our electric transmission subsidiary in Australia, for US$1.26 billion. While the sale resulted in a $277 million after-tax loss, we were able to usefully employ the cash proceeds towards reducing debt.

- We concluded the sale of GPU International, including its interest in six independent generating plants and a development project in the U.S., for $225 million, recording an after-tax gain of $89 million.

We have been working to build a winning culture at GPU in which our people are challenged to stretch their capabilities and take pride in, and ownership of, everything they do. This focus on building a winning culture has been a central element in the strategic repositioning underway at GPU Energy, which operates our domestic core business. GPU Energy is taking initiatives to position itself for the increasingly competitive marketplace for energy services and for the opportunities presented by the quickening pace of technological progress. More about those efforts in the pages that follow.

The states of Pennsylvania and New Jersey have distinguished themselves as national leaders in the evolution to a competitive electric industry. GPU has been an active participant in that process and continues to support competition as being in the long-term public interest. However, as well conceived and implemented as the process has been in our service areas, predictably, some mid-course corrections are needed. As the restructuring of the industry continues to evolve, regulation must evolve with it. As a result of the provider of last resort (PLR) obligation in Pennsylvania, GPU must purchase electricity at prevailing prices on the wholesale market and resell it at prices that are considerably lower, due to a regulatory cap on our rates. Since independent suppliers have not offered prices lower than the company's capped generation rates, and because many suppliers have withdrawn from the retail market altogether, most of our customers have no shopping opportunities available. Consequently, they have either remained or have returned to the "safe haven" of our low, fixed rates. As a result, GPU lost $47 million on power sales in Pennsylvania in 2000. We have asked the Pennsylvania Public Utility Commission for financial relief from what we believe is an unsustainable situation.

Earnings and Dividends



2.47
3.09
1.94
2.77
3.67
2.00
2.83
3.35
2.06
3.66
3.86
2.12
1.92
2.78
2.18
96
97
98
99
00

(in dollars per share)
Actual EPS
EPS excluding one-time items
Dividends (annualized rate)

FIRSTENERGY MERGER: THE NEXT STEP

The most significant news of the year, of course, was our agreement to merge with FirstEnergy. As noted earlier in this letter, we see our combination with FirstEnergy as another step in GPU's natural evolution.

The consolidation taking place in the electric utility industry is a logical consequence of ongoing industry restructuring, which creates the need for larger, more competitive companies. While our initial efforts were to have GPU acquire a smaller company, we have always recognized that the better choice might be for our company to be on the other side of that equation. Our primary focus was on what option was best for GPU's shareholders, employees and communities, not on what name went over the door. GPU's management looked to partner with a strong company that had complementary assets and a similar culture that, together with GPU, would create a powerful entity. It was this thinking that led us to enter into an agreement with FirstEnergy...one more step in GPU's century-long history of dozens of mergers and acquisitions involving more than 100 small and medium-sized companies.

The new FirstEnergy organization will, with the addition of GPU, have a powerful U.S. electric utility network serving an area that embraces more than 37,000 square miles stretching from northern and central Ohio, through Pennsylvania, to the New Jersey shore. The new company will serve a base of 4.3 million customers, making it the sixth largest investor-owned system in the country.

Naturally, there will be many things that are new and different about the larger FirstEnergy company that is being formed. For GPU, this will mean not only a new name, but also the exciting prospect of new resources and expanded thinking. But under the umbrella of a new name, we will see a thread of continuity as many of the same dedicated employees remain at the backbone of our Pennsylvania and New Jersey operations. Those employees, many of whom began their professional careers with Met-Ed, Penelec, Jersey Central, GPU Service, or one of the other GPU System companies, will have opportunities to share their skills and expertise as they contribute to bringing success to the new FirstEnergy organization.

I continue to be proud of the many committed employees throughout the GPU System. I have valued my time with them and will cherish the many memories we have created together. It is to that special group of individuals that I dedicate this annual report.

GREATER VALUE, BETTER OPPORTUNITIES

The respective shareholders of GPU and FirstEnergy approved the proposed merger of the two companies last November. At the writing of this report, the transaction still awaits a number of additional approvals from state and federal agencies. In anticipation of the receipt of the requisite approvals, employees from both companies have been working diligently on an integration plan designed to create a combined corporation stronger than either of the two stand-alone companies. We are hopeful that the remaining regulatory approvals will be forthcoming on a reasonable time schedule so that we can complete the transaction by mid-year 2001 and begin harvesting the benefits of the merger.

As I close what will likely be my last annual letter to you, I do so with the belief that our combination with FirstEnergy will provide far more value and better opportunities than either company could realize independently — value and opportunities for our customers, for our employees and for you, our shareholders. I have spent all of my professional life with the GPU System, and I am pleased to have been a part of what will become one more very important step in the long and proud history of GPU.



Fred D. Hafer
Chairman, President and
Chief Executive Officer
February 12, 2001



"We are making major strides in restoring customer outages using a new web-based technology. In situations like major storms, which create widespread outages, this technology transfers responsibility from heavily burdened central offices to 59 district locations. These offices then take full ownership for restoring power at the local level, where we are closest to the customer."

— **Scott Lowry**, Manager, Business Case Initiatives, GPU Energy



BERNIE SMITH, MANAGER, SAFETY & HEALTH, GPU ENERGY

"Utilities with excellent safety records also have high productivity, great morale, and tend to perform at top levels in every part of their business. That's why we've made 'Safety #1 in 2001' a top priority at GPU."

Achieving Reliability Excellence



MARC TROUTMAN, MANAGER, MAINTENANCE & SERVICE RESPONSE, GPU ENERGY

"GPU makes real headway in boosting the confidence of our customers when we place special emphasis on correcting recurring service problems. Our Community Connections program does just that, and we're seeing our standing at the local level go up several notches as a result."

Although GPU's overall goal of supplying reliable electric service hasn't changed in more than a hundred years, the manner in which we attempt to achieve the levels of service our customers expect has evolved considerably. The ongoing deregulation of the utility industry, together with the progress of the information age, has hastened the pace of change significantly.

A fast-paced economy that relies more and more on electronic technology, has caused the customers' needs for reliable electric service to increase substantially. Economic growth in the regions we serve has placed additional load on our electrical system. GPU is responding to these challenges by combining two powerful assets - technology and people.

In recent years, GPU has invested heavily in technology and systems to improve our operations. For example, we have extended our Intranet-based capabilities to shift responsibility for restoring power in high outage situations to district offices close to our customers.



Our union leadership and employees are strong partners with us as we respond to the increasing demands on our electric delivery system. We will meet our commitment with ongoing investment to replace and improve our system infrastructure, expand and improve our customer communications, and renew our focus on developing our people.

We have given our employees new tools to improve service and reliability and have given them more direct control in serving customers. We are firm believers that, even in a high-tech world, it will be the people of GPU who will be the key to providing the levels of service that our customers demand in the future.



— **Steve Nicholl**, Regional Vice President, Customer Focus, GPU Energy

"Being an active partner with every community in which we operate is critical to GPU's success. My passion is forming close relationships for GPU within its communities. Of course, these relationships include local governments and civic groups. But it's just as important that we enthusiastically support the many causes and non-profit organizations, like Daytop-New Jersey, that benefit our communities."


BerksTALKLI

Serving Our Communities



CRYSTAL SEITZ, MANAGER, CULTURE TRAINING, LABOR & DIVERSITY, GPU ENERGY

"At GPU, we know that supporting the needs of our communities plays a vital role in our success. When our employees volunteer for community causes, they feel good about what they're doing and they know that GPU is behind their efforts 100 percent."

Enthusiastically supporting our communities is a valued tradition for GPU and for our people. GPU employees find it natural to volunteer for worthwhile activities in the towns and cities where they live and work. It is a source of pride for them, and it heightens their pride in GPU. We are proud of the generosity and caring spirit of our employees, and we assist them in their efforts through corporate sponsorship and charitable contributions.

Community service will continue to play an important role at GPU as our business environment evolves. In fact, as our industry becomes increasingly competitive, community service is becoming nothing less than a compelling business imperative.

GPU's dedicated local involvement has placed us in an enviable position in the communities we serve. Frequently, it is GPU people who provide the leadership in local government and for causes like education, helping those less fortunate, dealing with issues like chemical dependency and in local efforts to support education, social welfare and cultural activities. Our goal is to continue to build on that foundation.

GPU's active involvement in our communities is not only the right thing to do, but has the potential of providing a powerful strategic marketing advantage as well.

Our decision to merge with FirstEnergy was influenced by many factors, not the least of which was choosing to partner with a company whose corporate culture included a strong focus on dedication to the community. The evolution of GPU into a larger company will not cause us to forget our local connections.





"As daily living becomes ever more complex, GPU has exciting opportunities for providing the simplicity customers seek. Our gateway into homes and businesses will enable us to offer a number of value-added services allowing customers to do everything from automatically scheduling appliance use to save on their bills, to being alerted when their air conditioners are ready for maintenance."

— **James Torpey**, Director, Distributed Technologies, GPU Energy



RON BURTON, LINE CONSTRUCTION & MAINTENANCE, GPU ENERGY

"What if we could learn, even before a customer calls, that there's a power outage and immediately start fixing it? Technologies like Bluetooth™ give us the opportunity to do that and more, and we're actively pursuing them."

Using Our Assets Creatively



SAM THOMAS, DIRECTOR, TRANSMISSION SYSTEMS, GPU ENERGY

"The utilization rate of our transmission and distribution system is low and needs to be improved. We're doing so by enlisting new and existing technology and working with customers to manage the electrical load better."

To be successful in the evolving electric utility industry environment, GPU must find new and better ways to get maximum use of our assets. Not only do we need to continually improve the reliability of our electric distribution system, but we must improve the efficient use of this system. We must recognize the value of the gateway we naturally have into customers' homes and businesses, and capitalize on that phenomenon by providing new, value-added services.

GPU and its people are engaged in several initiatives aimed at substantially enhancing the utilization of our distribution system. Dedicated teams are finding innovative ways to employ existing techniques. At the same time, they are investigating new technologies that can make our existing system more efficient.

We are also applying technology to enable our system to better manage the demands placed on it. We are installing a special software system that will give our customers and us new information during periods of peak demand. This data will allow customers to make ongoing, timely and informed decisions on such alternatives as whether to continue receiving GPU service, to switch to backup generation, or opt for voluntary curtailment. Our objective is to manage service by partnering with our customers to provide workable options, based on the customers' determination of the most economic solutions.



The gateway our electrical wires provide into customers' premises presents us with opportunities to offer additional high value services. This unique competitive advantage associated with the customer connection will enable us to learn what types of new energy-related services customers would like.

We anticipate that our load management software system and our customer gateway will provide the foundations upon which to build platforms for new, non-regulated businesses.

"The 375-mile fiber optic transmission line we are installing along the Amtrak right-of-way between New York and Washington, D.C., and west to Harrisburg, is an exciting step for GPU Telcom. It will be a key building block in achieving our overall strategy of connecting tier 2, 3 and 4 cities to the major tier 1 markets in the Mid-Atlantic region."



— **Eric Pierce,**
Director of Sales and Marketing,
GPU Telcom Services



BILL GREEN, GROUP VICE PRESIDENT, MYR GROUP

"Being part of GPU is opening up new opportunities for MYR Group. We are extending GPU Energy's own construction and storm restoration capabilities and installing most of the new fiber capacity for GPU Telcom Services."

Non-Regulated Businesses Hold Promise


DISTRIBUTED RES
INTERN
Connecti

PAUL GRIGAUX, DIRECTOR, STRATEGIC INITIATIVES, GPU SERVICE

"Encouraging distributed generation — and using state-of-the-art software to gain the most from it — will be critical as demands on the electrical grid increase. Through our partnerships with Silicon Energy and Ballard Generating Systems, we are taking a leadership role in this area."

An exciting aspect of GPU's evolution is that our expertise in a number of disciplines has given us the basis for entering promising non-regulated businesses. Today, we have an active presence in infrastructure construction, through our MYR Group subsidiary, and in telecommunications, through our GPU Telcom Services unit. Soon, we expect to add distributed generation-based services and a number of value-added offerings made possible by our unique gateway connection with our customers.

MYR Group, our specialty infrastructure construction subsidiary, recorded healthy increases in revenues and profits in the year 2000. Acquired in April, MYR benefited from the continuing deregulation of the electric utility industry, in that providing construction and storm restoration services to utility companies represents its primary market.

GPU Telcom Services made major strides in 2000 as it announced three ventures and partnerships aimed at furthering its mission of providing valuable communications services to under-served markets in the Mid-Atlantic region. It became a co-founder of America's Fiber Network, a new fiber optics company serving markets in the eastern United States; partnered to form Telergy Mid-Atlantic, which is offering value-added services to customers in New Jersey and Pennsylvania; and formed a strategic partnership with Sting Communications, a broadband and wireless service provider. Early in 2001, Telcom entered into an agreement to construct a 375-mile fiber optic installation along Amtrak's Northeast Corridor between New York City and Washington, D.C., and its Keystone line between Philadelphia and Harrisburg, PA.

As utility deregulation continues to test the capabilities of the electrical grid, distributed generation (power generated in smaller increments closer to where it will be consumed) will play an increasingly important role. GPU intends to have an important presence in this evolving market. As noted in the previous section, we are implementing a software system that will enable us to enhance the capacity of our current distribution network by adding power generated by customers' systems when it is advantageous to do so.

In 2001 we plan to offer this system, established through a strategic partnership with Silicon Energy Corp., to others in our industry. We will make electrical customers aware of the economic advantages of installing distributed generation, as well as providing consulting services and generating equipment.

GPU has a 12.6 percent ownership in Ballard Generation Systems, which develops stationary fuel cells for residential and commercial use. As Ballard fuel cells move to commercial production, we plan to market them as part of our load management/distributed generation service offering.

Through our gateway into our customers' homes and businesses, GPU has the opportunity to provide valuable, new services. Our customer connection provides a wealth of information about our customers, gives us the ability to learn even more, and will enable us to tailor specific offerings to different groups of customers based on what we discover about their needs and preferences.

Revenues


3.97
4.14
4.25
4.76
5.20
96
97
98
99
00
(in billions of dollars)
Domestic
Foreign

Assets


10.85
12.82
16.29
21.70
19.26
96
97
98
99
00
(in billions of dollars)
Domestic
Foreign

GPU Common Stock Prices


50
40
30
20
10
96 97 98 99 00
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
(high/low in dollars per share)

Return on Equity


9.8
12.1
10.7
14.0
10.7
12.4
13.0
13.7
6.9
9.6
96
97
98
99
00
(in percent)
Actual ROE
ROE excluding one-time items

Summary Management Discussion and Financial Information

INTRODUCTION GPU has prepared the financial section of its 2000 Annual Report using a summary approach. We hope that you find this abbreviated format easy to read and understand; however, it is not a substitute for the full financial statements contained in the 2000 Financial Report, which is also provided to GPU shareholders. GPU's full financial statements will also be filed with the Securities and Exchange Commission (SEC) in March 2001 in its annual Form 10-K.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, GPU is hereby filing cautionary statements identifying important factors that could cause its actual results to differ materially from those projected in forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of GPU which are made in this Summary Management Discussion. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely," "result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking. A description of the types of those forward-looking statements is contained within Management's Discussion and Analysis in GPU's 2000 Financial Report.

Any forward-looking statement speaks only as of the date on which that statement is made, and GPU undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

BUSINESS OUTLOOK In August 2000, GPU entered into an agreement to merge with FirstEnergy Corp. (FirstEnergy), an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock. This merger will enable GPU to be part of an organization with a substantially larger customer base and market capitalization necessary to compete in today's market, which is consolidating into a small number of big players with critical mass and strength. FirstEnergy provides a good fit with GPU in terms of strategic objectives, geography, facilities and culture.

The merger has been approved by the Boards of Directors and stockholders of GPU and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the merger, including the receipt of all necessary regulatory approvals, are fulfilled or waived. The receipt of all necessary regulatory approvals is expected to take approximately nine to twelve months from the date of the merger agreement.

During 2000, GPU moved ahead with its strategy for building shareholder value with a steady focus on the transmission and distribution of electricity. A key element of GPU's focus is improving customer service and service reliability in its domestic markets. GPU Energy is committed to providing high quality transmission and distribution service to its customers and, to this end, has committed to making additional investments in this business. In addition, in 2000 GPU Energy reorganized the structure of its operational divisions with a focus on regional authority. Under the new organizational design, each of four newly created regions is accountable for customer satisfaction, employee satisfaction, asset management, process excellence and operational excellence. In January 2001, GPU Energy announced that it was offering Voluntary Enhanced Retirement Programs (VERP) to certain bargaining unit employees in Pennsylvania. Approximately 240 employees are eligible for the VERP. If all of the eligible employees accept the offer, a pre-tax charge of approximately $53 million would be recorded in 2001 earnings for the cost of pension and other post retirement benefits, exclusive of any severance benefits that would be paid to those employees.

In addition, GPU initiated a program in 1999 to enhance shareholder returns through planned cost reductions of $100 million. A significant portion of these planned cost reductions were achieved in 2000, and the remaining reductions will be implemented in 2001.

Another key element of GPU's strategy is to pursue opportunities in non-regulated businesses related to its core utility infrastructure business. To this end, GPU completed the acquisition of MYR Group Inc. (MYR), a specialty construction company, for approximately $218 million in April. MYR, which is based near Chicago, provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market. MYR complements GPU's utility services business and provides a platform for building its non-regulated activities.

In addition, GPU capitalized on several telecommunications opportunities related to its core utility infrastructure business during the year. In March, GPU announced its participation in America's Fiber Network LLC (AFN), of which GPU anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU anticipates investing cash, as well as existing and new fiber routes and electronic equipment, in AFN. As of December 31, 2000, GPU had invested $5.3 million in AFN.

In April, GPU also announced the formation of Telergy Mid-Atlantic (TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunications services and marketing expertise with utilities' existing fiber networks. TMA's initial target market includes both New Jersey and Pennsylvania, with future expansions planned for contiguous regions currently served by the network of GPU Telcom. TMA plans to offer telecommunications service, and ultimately electricity, marketing them jointly to businesses, hospitals and educational institutions, among others. As of December 31, 2000, GPU Telcom had acquired $20 million of Telergy, Inc. convertible preferred securities.

In 2000, GPU proceeded with its plan to reduce ownership in non-core and under-performing assets. In June, GPU completed the sale of GPU PowerNet, its Australian electric transmission company, to Singapore Power International for A$2.1 billion (US $1.26 billion). In addition, GPU completed the sale of GPU International, Inc., its domestic independent power production business, to Aquila Energy Corporation for $225 million in December. These assets were chosen for sale since they were expected to experience only limited growth and the proceeds from the sales could be used to reduce debt and fund other investments with higher return and growth potential. GPU was unable, however, to dispose of GPU GasNet, its Australian gas transmission business, and it will retain that business pending improvement in local market conditions.

In August 2000, GPU completed the final significant step in its strategy of exiting the generation business with the sale of the Oyster Creek Nuclear Generating Station to AmerGen Energy Company, for $10 million. It was GPU's judgment that only very large generators with the resources to absorb market risk could be successful in this arena, and that GPU did not have sufficient size or resources to compete successfully as a major energy supplier.

Condensed Consolidated Balance Sheets

DECEMBER 31,	(IN THOUSANDS) 2000	1999
ASSETS		
Utility plant in service	**$10,138,233**	$11,766,446
Accumulated depreciation	**(3,246,175)**	(3,929,963)
Net utility plant in service	**6,892,058**	7,836,483
Other utility plant	**169,989**	188,445
Goodwill, net	**1,986,449**	2,615,301
Nuclear decommissioning trusts, at market	**367,805**	636,284
Other property and investments	**892,119**	1,042,464
Current assets	**1,756,979**	1,640,013
Regulatory assets, net	**5,033,004**	4,716,246
Non-current deferred income taxes	**1,732,537**	2,528,393
Other deferred debits and other assets	**431,521**	494,203
TOTAL ASSETS	**$19,262,461**	$21,697,832
LIABILITIES AND CAPITALIZATION		
Common stockholders' equity	**$ 3,321,050**	$ 3,464,953
Cumulative preferred stock	**64,149**	85,816
Subsidiary-obligated mandatorily redeemable preferred securities	**125,000**	125,000
Subsidiary-obligated trust preferred securities	**200,000**	200,000
Long-term debt	**3,917,069**	5,261,070
Total capitalization	**7,627,268**	9,136,839
Notes payable and securities due within one year	**2,472,757**	2,342,542
Other current liabilities	**1,359,809**	1,859,440
Non-current deferred income taxes and investment tax credits	**3,138,170**	3,624,442
Power purchase contract loss liability	**3,273,968**	3,300,878
Other deferred credits and other liabilities	**1,390,489**	1,433,691
TOTAL LIABILITIES AND CAPITALIZATION	**$19,262,461**	$21,697,832

COMPETITIVE BUSINESS RISKS GPU Energy expects that it will continue to serve customers in markets where there will be capped rates for varying periods and its ability to seek rate increases will be limited. In addition, as a result of Restructuring Orders issued by the New Jersey Board of Public Utilities (NJBPU) and Pennsylvania Public Utility Commission (PaPUC), GPU Energy is required to supply electricity to customers who do not choose an alternate supplier. Given that GPU Energy has essentially exited the generation business and will have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases, there will be increased risks associated with supplying that electricity.

In recent months, certain aspects of California's restructuring plan have created instability and price volatility in the electricity market, which have resulted in the rapid deterioration of the credit quality of California's electric utilities, including the default on various contractual and financial obligations. The financial markets have reacted negatively to this situation; this reaction includes a careful review of overall credit exposure to the electric utility industry. As a result, the amount of new financing capacity available to GPU may be less than it had previously been and renewal or refinancing of existing credit facilities may require GPU's acceptance of higher pricing and / or more restrictive terms and conditions.

GPU has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and GPU Power. At December 31, 2000, GPU's investments in GPU Electric and GPU Power were $881 million and $139 million, respectively. As of that date, GPU had also guaranteed an additional $899 million and $21 million of GPU Electric and GPU Power outstanding .

obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

RESTRUCTURING ACTIONS With the transition to a competitive marketplace for generation service in New Jersey and Pennsylvania, certain generation-related costs, which generally would be recoverable in a regulated environment, may no longer be recoverable. These costs are generally referred to as stranded costs.

In 1999, the NJBPU issued a Summary Restructuring Order (Summary Order) with respect to Jersey Central Power & Light's (JCP&L) rate unbundling, stranded cost and restructuring filings. JCP&L is awaiting a final NJBPU order. The Summary Order provides for, among other things, full recovery of what otherwise would have become stranded costs, as well as customer choice of electric generation supplier beginning August 1, 1999 and rate reductions for all consumers. In addition, the NJBPU issued separate Orders approving the sales of JCP&L's generating assets; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to the generating asset divestitures until an Internal Revenue Service (IRS) ruling regarding the treatment of associated federal income tax benefits is received.

In 1998, the PaPUC issued amended Restructuring Orders approving Settlement Agreements entered into by Metropolitan Edison (Met-Ed) and Pennsylvania Electric (Penelec) which, among other things, provide for customer choice of electric generation supplier beginning January 1, 1999 and a one-year (1999) reduction in retail distribution rates for all consumers. The Orders also provide for recovery of a substantial portion of what otherwise would have become stranded costs, subject to Phase II proceedings following the completion of Met-Ed's and Penelec's generating asset divestitures, to make a final determination of the extent of that stranded cost recovery. In 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC supporting their actual net divestiture proceeds and providing a reconciliation of stranded costs pursuant to the 1998 Restructuring Orders.

On December 20, 2000, the PaPUC issued a Phase II Order which disallows $28 million of the requested $304 million of additional stranded costs above those amounts granted in the 1998 orders. Met-Ed and Penelec had anticipated a disallowance of a portion of stranded costs, and established a $25 million reserve in 1999. In addition, as a result of the Phase II Order, Met-Ed and Penelec recognized pre-tax income of $66 million due primarily to pension curtailment gains associated with employees terminated as a result of the sale of generating facilities in 1999, and the reversal of certain liabilities and changes in estimates and assumptions related to Met-Ed's leasehold interest in the Merrill Creek Reservoir project. The Phase II Order also deferred a decision on Met-Ed's requested increase in rates, beginning in 2006, for recovery of Met-Ed's generation-related stranded costs. In addition, the order requires Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers.

DOMESTIC ENERGY SUPPLY JCP&L is required to provide basic generation services (BGS) to retail customers who choose to remain with JCP&L as generation customers for a three-year period ending July 31, 2002. Thereafter, BGS service will be bid out at BGS rates, which are predetermined through July 31, 2003. Under its Summary Order, JCP&L is permitted to defer for future recovery the amount by which its reasonable and prudently incurred costs associated with providing BGS to non-shopping customers exceeds amounts currently reflected in its rates for BGS.

The PaPUC has approved a competitive bid process designed to assign provider of last resort (PLR) service to licensed generation suppliers, referred to as Competitive Default Service (CDS), for 20% of Met-Ed's and Penelec's retail customers on June 1, 2000, 40% on June 1, 2001, 60% on June 1, 2002 and 80% on June 1, 2003.

However, in 2000, GPU Energy did not receive any bids for the initial 20% of CDS, and, as a result, it increased its forward purchasing of electric power to accommodate these customers for whom it now continues to be the default supplier. In addition, customers requiring approximately 600 MW of power returned to Met-Ed and Penelec from their alternate suppliers for the peak summer months. During that same period, market prices at which Met-Ed and Penelec were required to purchase electricity for their retail supply customers at times substantially exceeded the amounts Met-Ed and Penelec were allowed to charge for that electricity under their capped generation rates. This situation resulted in GPU's Pennsylvania supply business recording a loss for 2000 of approximately $28 million after-tax, or $0.22 per share.

Under the terms of their restructuring settlements, Met-Ed and Penelec are required to seek alternative providers through a CDS bidding process for a portion of their customers again in 2001. Should the 2001 CDS bidding process be successful, then up to 40% of Met-Ed's and Penelec's customers would be served by third party energy providers starting on June 1, 2001. However, if the bidding process is not successful and wholesale energy prices remain high, and Met-Ed and

Penelec are not granted state regulatory relief, the companies expect substantial earnings losses to continue, as well as a reduction of cash flow. Based on their current projection of returning customers to whom they must supply electricity under their PLR obligations, Met-Ed and Penelec presently estimate approximately 800 MW of additional load will return to them by June 1, 2001. If this projection ultimately is correct, Met-Ed and Penelec estimate that the cost of providing energy to Pennsylvania customers, including the returning 800 MW of load, could result in GPU's Pennsylvania supply business recording a loss for 2001 of approximately $120 million after-tax, or $1 per share, based on the companies' current assessment of market energy prices. Met-Ed and Penelec also estimate that if all their shopping customers were to return by June 1, 2001, their supply business losses could be up to approximately $150 million after-tax, or $1.25 per share.

To this end, on November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking permission to defer for future recovery their energy costs in excess of established generation rate caps. On January 24, 2001, the PaPUC recommended that the companies address the mandatory language of a rate cap exception set forth in the Customer Choice and Competition Act, and consolidated the petition with the GPU/FirstEnergy merger proceeding for consideration and resolution in accord with the merger procedural schedule, which establishes a May 2001 date for a PaPUC order in both cases. In February 2001, Met-Ed and Penelec filed a supplement to their petition and supporting testimony which they believe establish that the PaPUC should grant them exceptions to their rate caps. In addition, Met-Ed and Penelec stated that as an alternative to the deferral mechanism they previously proposed, the circumstances warrant an immediate increase in their present rate caps. There can be no assurance regarding the degree, if any, to which Met-Ed and Penelec may be able to recover their costs to supply electricity in excess of their capped rates.

GPU Energy has 285 MW of generation capacity and related energy remaining to meet customer needs. GPU Energy also has power purchase agreements with nonutility generators totaling 1,600 MW and contracts with other parties to provide varying amounts of capacity through May 31, 2004. These capacity amounts from third parties vary from a monthly high of approximately 1,740 MW in 2001 to 500 MW in May 2004. Based on the exercise of call options, GPU Energy may take the energy associated with up to 150 MW of this capacity through May 2003. GPU Energy has also purchased all of the capacity and energy from TMI-1 and Oyster Creek through December 31, 2001 and March 31, 2003, respectively. In addition, GPU Energy has the right to the capacity of the Homer City station (942 MW) through May 31, 2001 and the right to the capacity of the generating stations it sold in 1999 (3,970 MW) through May 31, 2002. GPU Energy's remaining capacity and energy needs will be met by short- to intermediate-term commitments (one month to three years). Any residual needs will be purchased from the short-term market (one hour to one month).

COMMITMENTS AND CONTINGENCIES As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including, but not limited to, air and water quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new facilities; modify or replace existing and proposed equipment; or remediate, decommission or clean up waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants, coal mine refuse piles and generation facilities.

During the normal course of the operation of its businesses, in addition to the matters described below, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

GPU has exposure to a number of significant commitments and contingencies which are described in the full Notes to the Consolidated Financial Statements in the 2000 Financial Report and annual SEC Form 10-K. The following is a listing of significant commitments and contingencies: the pending merger of GPU and FirstEnergy; provider of last resort responsibility in Pennsylvania, and the inability for Met-Ed and Penelec to recover their energy costs in excess of established rate caps; Three Mile Island Unit 2 accident litigation; the pending class action litigation in New Jersey relating to the July 1999 heat storm; and class action litigation in Australia due to a fire and explosion at Esso's Longford natural gas plant.

Results of Operations

EARNINGS PER SHARE CONTRIBUTION	2000	1999	CHANGE
OPERATIONS:			
GPU Energy	**$ 2.21**	$ 3.51	$(1.30)
GPU Electric	**0.61**	0.38	0.23
GPU Power and GPU International	**0.14**	0.15	(0.01)
GPU Advanced Resources	**(0.01)**	(0.04)	0.03
GPU Telcom	**(0.02)**	–	(0.02)
MYR Group	**0.04**	–	0.04
GPU, Inc. (Corporate)	**(0.19)**	(0.14)	(0.05)
TOTAL OPERATIONS	**2.78**	3.86	(1.08)
NON-RECURRING ITEMS:			
GPU Energy	**0.47**	(0.25)	0.72
GPU Electric	**(2.28)**	0.05	(2.33)
GPU International	**0.22**	–	0.22
GPU, Inc.	**0.73**	–	0.73
TOTAL	**$ 1.92**	$ 3.66	$(1.74)

GPU's 2000 earnings were $233.5 million, or $1.92 per share, compared with earnings of $459 million, or $3.66 per share, for 1999. Both periods reflect non-recurring items. GPU's return on average common equity was 6.9% in 2000, compared to 13% in 1999. Excluding the non-recurring items discussed below, return on average common equity for 2000 and 1999 would have been 9.6% and 13.7%, respectively.

GPU's earnings for 2000 would have been $337.4 million, or $2.78 per share, if the following non-recurring items are excluded: the loss of $276.6 million after-tax, or $2.28 per share, on the sale of GPU PowerNet; the gain of $89.2 million after-tax, or $0.73 per share, on the sale of GPU International, Inc.; the net increase in income of $40.8 million, or $0.34 per share, for the impact of the PaPUC Phase II Order; the net gain of $26.2 million after-tax, or $0.22 per share, primarily related to a restructured power supply agreement between a GPU independent power project and Niagara Mohawk Corporation; and the gain of $16.5 million, or $0.13 per share, for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale of Oyster Creek.

Excluding the following non-recurring items, earnings for 1999 would have been $484.1 million, or $3.86 per share: the net gain of $36.1 million after-tax, or $0.29 per share, for the sales of GPU Energy's generating facilities related to wholesale operations; the non-recurring charge of $68 million after-tax, or $0.54 per share, resulting from a Summary Order issued to JCP&L by the NJBPU; and the gain on the sale of the GPU Power UK supply business of $6.8 million after-tax, or $0.05 per share.

The $1.08 per share earnings decrease for 2000 versus 1999, excluding non-recurring items, was primarily due to the impact of electric utility restructuring in New Jersey and Pennsylvania; increased energy costs for Met-Ed and Penelec due to their need to purchase substantially all their energy requirements following the sales of their generating facilities in 1999, and the absence of deferred accounting treatment for these costs; and lower electric rates charged to customers in New Jersey. Partially offsetting the decrease was lower operation and maintenance and depreciation expenses at GPU Energy, and increased GPU Electric earnings primarily due to the acquisition of the remaining 50% ownership interest of GPU Power UK in July 1999.

Condensed Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31,	(IN THOUSANDS, EXCEPT PER SHARE DATA) 2000	1999
OPERATING REVENUES	**$5,196,256**	$4,757,124
OPERATING EXPENSES		
Fuel and power purchased and interchanged	**2,259,477**	1,557,849
Deferred costs, net	**(229,321)**	(38,108)
Other operation and maintenance	**1,372,447**	1,495,402
Net loss on sale of businesses	**239,510**	–
Depreciation and amortization	**548,259**	542,939
Taxes, other than income taxes	**221,237**	190,212
Total operating expenses	**4,411,609**	3,748,294
OPERATING INCOME	**784,647**	1,008,830
Other income and deductions, net	**175,967**	172,304
Interest charges and preferred stock dividends of subsidiaries	**(550,269)**	(482,497)
Income taxes	**(176,807)**	(239,623)
NET INCOME	**$ 233,538**	$ 459,014

BASIC	– Earnings Per Average Common Share	**$ 1.92**	$ 3.66
	Average Common Shares Outstanding	**121,161**	125,368
DILUTED	– Earnings Per Average Common Share	**$ 1.92**	$ 3.66
	Average Common Shares Outstanding	**121,259**	125,570
CASH DIVIDENDS PAID PER SHARE		**$ 2.165**	$ 2.105

Condensed Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31,	(IN THOUSANDS) 2000	1999
OPERATING ACTIVITIES		
Net income	**$233,538**	$459,014
Adjustments to income:		
Depreciation and amortization	**583,804**	568,832
Provision for doubtful accounts	**66,516**	25,091
Regulatory assets, net	**(189,968)**	(20,123)
Net loss/(gain) on sale of businesses/investments	**232,059**	(64,019)
Restructuring rate orders	**(66,130)**	115,000
Deferred income taxes and investment tax credits	**344,177**	(717,768)
Deferred costs, net	**(229,321)**	(37,841)
Changes in working capital	**(407,826)**	(8,801)
Other, net	**7,967**	(168,133)
Net cash provided by operating activities	**574,816**	151,252
INVESTING ACTIVITIES		
Acquisitions, net of cash acquired	**(220,243)**	(1,670,739)
Capital expenditures and investments	**(570,574)**	(460,952)
Proceeds from sale of businesses/investments	**1,459,576**	2,581,151
Other, net	**(179,969)**	(373,798)
Net cash provided by investing activities	**488,790**	75,662
FINANCING ACTIVITIES		
Net change in debt and preferred securities	**(735,820)**	712,339
Capital lease principal payments	**(48,515)**	(51,040)
Reacquisition of common stock	**(71,913)**	(225,821)
Dividends paid on common stock	**(262,965)**	(264,448)
Net cash provided/(required) by financing activities	**(1,119,213)**	171,030
Effect of exchange rate changes on cash	**(23,937)**	849
Net increase / (decrease) in cash and temporary cash investments from above activities	**(79,544)**	398,793
Cash and temporary cash investments, beginning of year	**471,548**	72,755
Cash and temporary cash investments, end of year	**$392,004**	$471,548

Responsibility Statements

STATEMENT OF MANAGEMENT The 2000 GPU, Inc. (GPU) Summary Annual Report contains condensed consolidated financial statements derived from the consolidated financial statements that appear in GPU's 2000 Financial Report. The management of GPU is responsible for the information and representations contained in the condensed consolidated financial statements and other sections of this summary report. The consolidated financial statements contained in GPU's 2000 Financial Report have been prepared in conformity with generally accepted accounting principles. To fulfill its responsibilities for the reliability of the consolidated financial statements, GPU's management has established and maintains a system of internal control.

A description of these controls, along with management's opinion about their overall effectiveness, is contained within the Statement of Management included in GPU's 2000 Financial Report. The consolidated financial statements were audited by GPU's independent public accountants, whose opinion on the condensed consolidated financial statements appears below.

Fred D. Hafer
Chief Executive Officer

Bruce L. Levy
Chief Financial Officer

Peter E. Maricondo
Principal Accounting Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of GPU, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of GPU, Inc. and Subsidiary Companies as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in the GPU, Inc. 2000 Financial Report (which statements are not presented herein); and in our report dated January 31, 2001, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2000 and 1999, and the related condensed consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2000 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
January 31, 2001

Board of Directors

COMMITTEES OF THE BOARD

Audit Committee:
Patricia K. Woolf, Chairman
John M. Pietruski
Robert N. Pokelwaldt
Kenneth L. Wolfe

Corporate and Public Responsibilities Committee:*
Thomas B. Hagen, Chairman
Robert N. Pokelwaldt
Bryan S. Townsend

Finance Committee:*
Carlisle A. H. Trost, Chairman
Catherine A. Rein
Bryan S. Townsend
Kenneth L. Wolfe

Personnel, Compensation and Nominating Committee:*
John M. Pietruski, Chairman
Thomas B. Hagen
Carlisle A. H. Trost
Patricia K. Woolf

DIRECTORS

Fred D. Hafer
Elected 1996
Chairman, President and
Chief Executive Officer
GPU, Inc.
Morristown, NJ

Thomas B. Hagen
Elected 1988
Chairman of the Board
Custom Group Industries
Erie, PA
(Metal Fabrication and
Machining)

John M. Pietruski
Elected 1989
Chairman of the Board
Texas Biotechnology Corp.
Houston, TX
(Pharmaceutical Research and Development)
Retired Chairman of the Board
and Chief Executive Officer
Sterling Drug, Inc. (Pharmaceutical and
Household Products)

*Fred D. Hafer serves as a non-voting member of the Committee

Robert N. Pokelwaldt
Elected 2000
Retired Chairman and
Chief Executive Officer
York International Corporation
(Supplier of Heating, Ventilating, Air
Conditioning and Refrigeration Equipment)

Catherine A. Rein
Elected 1989
President and Chief Executive Officer
Metropolitan Property and Casualty
Insurance Company
Warwick, RI
(Property and Casualty Insurance)

Bryan S. Townsend
Elected 1996
Retired Chairman
Midlands Electricity plc
West Midlands, England

Carlisle A. H. Trost
Elected 1990
Admiral, USN (Ret.)
Former Chief of Naval Operations
Annapolis, MD

Kenneth L. Wolfe
Elected 1999
Chairman and Chief Executive Officer
Hershey Foods Corporation
Hershey, PA

Dr. Patricia K. Woolf
Elected 1983
Consultant, Author and Lecturer
Dept. of Molecular Biology
Princeton University
Princeton, NJ

Corporate Information

GPU, INC.

Fred D. Hafer
Chairman, President and
Chief Executive Officer

Ira H. Jolles
Senior Vice President
and General Counsel

Bruce L. Levy
Senior Vice President
and Chief Financial Officer

Peter E. Maricondo
Vice President, Comptroller
and Chief Accounting Officer

Terrance G. Howson
Vice President and Treasurer

Stephen H. Somich
Assistant Treasurer

Scott L. Guibord
Secretary

Sharon K. Cepeda
Assistant Secretary

GPU, INC. MAJOR SUBSIDIARY COMPANIES

GPU Advanced Resources, Inc.
2675 Morgantown Road
Suite GH 2-3300
Reading, PA 19607-9676
(610) 856-5800
Robert S. Plenderleith, President

GPU Capital, Inc.*
300 Madison Avenue
P.O. Box 1911
Morristown, NJ 07962-1911
(973) 401-8200
Bruce L. Levy, President

*Owner of international utility companies
**Doing business as GPU Energy

GPU Nuclear, Inc.
300 Madison Avenue
P.O. Box 1911
Morristown, NJ 07962-1911
(973) 401-8200
Sander Levin, President

GPU Service, Inc.
300 Madison Avenue
P.O. Box 1911
Morristown, NJ 07962-1911
(973) 401-8200
Fred D. Hafer, President

GPU Telcom Services, Inc.
310 Madison Ave.
P.O. Box 1957
Morristown, NJ 07962-1957
(800) 261-9826
David C. Brauer, President

Jersey Central Power & Light Company**
Metropolitan Edison Company**
Pennsylvania Electric Company**
2800 Pottsville Pike
Reading, PA 19640-0001
(610) 929-3601
Michael J. Chesser, President

MYR Group Inc.
Three Continental Towers
1701 Golf Road, Suite 1012
Rolling Meadows, IL 60008-4007
(847) 290-1891
William S. Skibitsky,
President and Chief Executive Officer

Shareholder Notes

GPU, Inc. is listed as GPU on the New York Stock Exchange.

2001 Annual Meeting
The Annual Meeting of Stockholders of GPU will be held at 10 a.m. EDT, May 3, 2001 at the F.M. Kirby Shakespeare Theatre, Drew University, 36 Madison Avenue, Madison, New Jersey.

Dividends
Dividend action is considered by the Board of Directors at its meetings on the first Thursday of December, April, June and October. Dividends are paid four times per year and fall on the last Wednesday of February, May, August and November. The record date is normally the last Friday of the month preceding the dividend payment date.

If you do not receive your dividend check within two weeks after the payment date, or if your check is lost, destroyed or stolen, please contact our Investor Relations Department or the Transfer Agent, Mellon Investor Services LLC, for a replacement.

Your dividends may be reinvested or deposited electronically to your bank account. For an authorization form, please contact GPU's Investor Relations Department or our Transfer Agent, Mellon Investor Services LLC.

Dividend Reinvestment
GPU's Dividend Reinvestment and Stock Purchase Plan (DRIP) is available to all registered shareholders. (You are a registered shareholder if the stock is registered in your name, not held in a broker's name.) DRIP participants may purchase additional shares of GPU common stock at market price without paying a brokerage fee or service charge. Plan features include:

- Full reinvestment of dividends
- Purchase of shares through optional cash payments
- Safekeeping services for stock certificates

For additional information, please contact GPU's Investor Relations Department or the Transfer Agent.

Transfer Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 263-1310
http://www.melloninvestor.com

Transfers may be hand-delivered to:
Mellon Investor Services LLC
120 Broadway, 13th Floor
New York, NY 10271

Remember
...to let us know if you move. Many states have enacted abandoned property laws which require the Transfer Agent, on behalf of GPU, to remit to the state of last known residence all stock and dividends for those accounts for which they cannot locate the owner. Therefore, it is important for shareholders to advise the Transfer Agent or GPU of any address changes.

Preferred Stock Trustee
Please direct all inquiries regarding JCP&L, Met-Ed or Penelec Preferred Stock to:
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 756-3353

Missing Stock Certificates
If your stock certificate is lost, destroyed, or stolen, please notify the Investor Relations Department or the Transfer Agent as soon as possible to begin the replacement process. Please note that a fee may be charged to replace a missing stock certificate.

More Information
Copies of GPU's 2000 Annual Report to the Securities and Exchange Commission on Form 10-K will be available after March 31, 2001.

Contact
GPU, Inc.
Investor Relations Department
310 Madison Avenue
P.O. Box 1957
Morristown, NJ 07962-1957
(973) 401-8204
investors@gpu.com

Hewson Group Ltd., NYC

GPU, Inc. (NYSE: GPU), headquartered in Morristown, New Jersey, is a registered public utility holding company providing utility and utility-related services to customers throughout the world. GPU serves 4.6 million customers directly through its electric companies – GPU Energy in the U.S., GPU Power UK in England, and Emdersa in Argentina. It serves an additional 1.4 million customers indirectly through GPU GasNet, its gas transmission subsidiary in Australia. The company's independent power project business units own interests in and operate eight projects in five countries. GPU's 2000 revenues were $5.2 billion and its total assets were more than $19 billion. GPU's other subsidiaries include MYR Group Inc., GPU Advanced Resources, Inc., GPU Nuclear, Inc., GPU Service, Inc. and GPU Telcom Services, Inc.

For further information, visit the GPU Website at www.gpu.com.

GPU, Inc.
300 Madison Avenue
Post Office Box 1911
Morristown, NJ 07962-1911
973 401-8200

G-1

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [X] Conformed Copy

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Cleveland Electric Illuminating Company, The	Dec. 31, 2000

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Management of The Cleveland Electric Illuminating Company:

We have audited the balance sheets - regulatory basis of The Cleveland Electric Illuminating Company as of December 31, 2000 and 1999, and the related statements of income - regulatory basis for the years then ended, and the statements of retained earnings - regulatory basis and cash flows - regulatory basis for the year ended December 31, 2000, included on pages 110 through 123.12 of the accompanying Federal Energy Regulatory Commission Form 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 18, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and proprietary capital of The Cleveland Electric Illuminating Company as of December 31, 2000 and 1999, and the results of its operations for the years then ended, and its cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is intended solely for the information and use of the board of directors and management of The Cleveland Electric Illuminating Company and for filing with the Federal Energy Regulatory Commission and should not be used for any other purpose.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 16, 2001.

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

GENERAL INFORMATION (continued)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ____________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION	
01 Exact Legal Name of Respondent Cleveland Electric Illuminating Company, The	02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /	
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308	
05 Name of Contact Person Harvey L. Wagner	06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308	

08 Telephone of Contact Person, *Including Area Code*	09 This Report Is	10 Date of Report *(Mo, Da, Yr)*
(330) 384-5296	(1) [X] An Original (2) [ ] A Resubmission	/ /

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Harvey L. Wagner 02 Title Controller	03 Signature /s/ Harvey L. Wagner	04 Date Signed *(Mo, Da, Yr)* 04/27/2001

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	none
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	none
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	none
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	
65	Generating Plant Statistics (Small Plants)	410-411	
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	none
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Ohio
September 29, 1892

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Ohio

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

The Cleveland Electric Illuminating Company is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Centerior Funding Corporation	Financing Corporation	100%	
2	Toledo Edison Capital Corporation	Financing Corporation	10%	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co.	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	President	H. P. Burg	[redacted]
2	Executive Vice President and General Counsel	[redacted]	
3	Vice President and Chief Financial Officer	R. H. Marsh	
4	Vice President and General Counsel	[redacted]	This data has
5	Senior Vice President	J. A. Gill	been purposely
6	Senior Vice President	[redacted]	omitted herefrom
7	Vice President	E. T. Carey	
8	Vice President	G. L. Pipitone	
9	Vice President	S. F. Szwed	
10	President, Northern Region	C. E. Jones	
11	Corporate Secretary	N. C. Ashcom	
12	Treasurer	T. C. Navin	
13	Controller	H. L. Wagner	
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Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp. (parent company of Cleveland Electric Illuminating Company).This footnote pertains to all amounts shown in column (c) except for line 10 who is only an employee of The Cleveland Electric Illuminating Company.

Schedule Page: 104 Line No.: 2 Column: b

Resigned as Executive Vice President and General Counsel effective midnight 1/31/00.

Schedule Page: 104 Line No.: 4 Column: b

Elected Vice President and General Counsel effective 2/1/00.

Schedule Page: 104 Line No.: 6 Column: b

Vice President elected Senior Vice President effective 2/1/00.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	H. Peter Burg	76 South Main Street, Akron, Ohio 44308
2	President	
3		
4	Anthony J. Alexander	76 South Main Street, Akron, Ohio 44308
5		
6	Richard H. Marsh	76 South Main Street, Akron, Ohio 44308
7	Vice President and Chief Financial Officer	
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11	Note: No Executive Committee has been appointed or elected.	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The Company did not close the stock book in 2000.	Total: 79,590,689 By Proxy: 79,590,689	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, Ohio 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	79,590,689	79,590,689		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	79,590,689	79,590,689		
7	FirstEnergy Corp. (100%)	79,590,689	79,590,689		
8	76 South Main Street				
9	Akron, Ohio 44308				
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Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 4 Column: d

If, and so often as, the Corporation shall be in default in the payment of the equivalent of the full dividends for a number of dividend payment periods (whether or not consecutive) which in the aggregate contain at least 540 days of any series of Preference Stock at the time outstanding, whether or not earned or declared, the holders of Preference Stock of all series, voting separately as a class, shall be entitled to elect, two members of the Board of Directors of the Corporation, subject to the prior rights of the holders of Serial Preferred Stock.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of Cleveland Electric Illuminating Company (Company), and GPU, Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. None

5. On October 27, 1999, the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Company, Ohio Edison, Pennsylvania Power Company (Penn) and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, American Transmission Systems, Inc. (ATSI). On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 Kv, 138 Kv and 69 Kv were sold to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. See Notes 5 and 6 of Notes to Balance Sheets on pages 123.1 through 123.3 and pages 256 and 257 of this report and footnotes thereof.

7. None

8. The Company granted increases to employees represented by unions which provided for wage adjustments of 3.00% and 2.00% in May of 2000. These changes plus changes in salaries of supervisory, administrative and professional employees resulted in an estimated annual wage increase of $2,367,130.

9. None
10. None

11.

12. None

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	***UTILITY PLANT***			
2	Utility Plant (101-106, 114)	200-201	4,304,896,484	3,879,605,991
3	Construction Work in Progress (107)	200-201	55,002,025	66,904,091
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		4,359,898,509	3,946,510,082
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,399,720,289	1,533,364,798
6	Net Utility Plant (Enter Total of line 4 less 5)		2,960,178,220	2,413,145,284
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	68,353,741	83,095,646
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		68,353,741	83,095,646
10	Net Utility Plant (Enter Total of lines 6 and 9)		3,028,531,961	2,496,240,930
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	8,284,639	22,708,235
15	(Less) Accum. Prov. for Depr. and Amort. (122)		1,538,936	1,609,645
16	Investments in Associated Companies (123)		0	93,106,082
17	Investment in Subsidiary Companies (123.1)	224-225	126,658,181	57,016,510
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		546,306,409	536,337,277
21	Special Funds (125-128)		184,481,571	189,853,949
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		864,191,864	897,412,408
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		230,724	2,716,894
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		17,012	9,144
27	Temporary Cash Investments (136)		128,455	128,455
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		-9,080,462	10,648,251
30	Other Accounts Receivable (143)		10,778,092	6,322,961
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		-20,790,113	1,000,000
32	Notes Receivable from Associated Companies (145)		7,210,075	0
33	Accounts Receivable from Assoc. Companies (146)		80,606,286	123,044,373
34	Fuel Stock (151)	227	9,784,105	3,019,188
35	Fuel Stock Expenses Undistributed (152)	227	442,588	91,518
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	27,060,272	22,481,456
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	922,619	-97,011
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	1,084,800	544,200
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		56,447,396	59,377,331
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		9,423,427	8,968,165
49	Rents Receivable (172)		299,374	75,244
50	Accrued Utility Revenues (173)		4,300,000	4,100,000
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		220,444,876	240,430,169

Name of Respondent Cleveland Electric Illuminating Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		3,911,566	3,848,312
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,056,566,290	1,292,491,753
58	Prelim. Survey and Investigation Charges (Electric) (183)		1,279,691	942,858
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		291,796	785,611
61	Temporary Facilities (185)		-56,653	-122,500
62	Miscellaneous Deferred Debits (186)	233	1,555,146,663	1,526,671,784
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	117,200	0
65	Unamortized Loss on Reaquired Debt (189)		75,934,103	70,527,307
66	Accumulated Deferred Income Taxes (190)	234	413,096,504	358,074,413
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		3,106,287,160	3,253,219,538
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		7,219,455,861	6,887,303,045

Name of Respondent Cleveland Electric Illuminating Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	931,961,917	931,961,917
3	Preferred Stock Issued (204)	250-251	388,035,250	344,896,026
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	0	0
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	33,499,471	128,573,194
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	1,154,863	4,304,264
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		1,354,651,501	1,409,735,401
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	870,000,000	870,000,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	1,868,278,376	1,693,248,376
20	Unamortized Premium on Long-Term Debt (225)		74,768,011	65,341,816
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		2,234,537	2,090,009
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		2,810,811,850	2,626,500,183
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		47,013,214	64,721,462
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		4,699,088	6,205,336
27	Accumulated Provision for Pensions and Benefits (228.3)		180,880,137	192,949,241
28	Accumulated Miscellaneous Operating Provisions (228.4)		12,545,219	8,836,796
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		245,137,658	272,712,835
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		50,570,272	54,421,628
34	Notes Payable to Associated Companies (233)		101,876,272	21,870,048
35	Accounts Payable to Associated Companies (234)		85,859,277	102,626,843
36	Customer Deposits (235)		9,904,440	7,500,523
37	Taxes Accrued (236)	262-263	169,467,657	174,387,407
38	Interest Accrued (237)		60,739,357	56,142,201
39	Dividends Declared (238)		1,680,000	1,680,000
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		-130,727	-1,994
43	Miscellaneous Current and Accrued Liabilities (242)		64,867,695	66,211,779
44	Obligations Under Capital Leases-Current (243)		32,190,265	28,700,501
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		577,024,508	513,538,936

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		0	0
48	Accumulated Deferred Investment Tax Credits (255)	266-267	86,998,526	79,957,006
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	565,984,741	483,634,504
51	Other Regulatory Liabilities (254)	278	586,396,852	540,149,444
52	Unamortized Gain on Reaquired Debt (257)		11,875,448	11,251,952
53	Accumulated Deferred Income Taxes (281-283)	272-277	980,574,777	949,822,784
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,231,830,344	2,064,815,690
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		7,219,455,861	6,887,303,045

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	1,872,789,746	1,849,561,714
3	Operating Expenses			
4	Operation Expenses (401)	320-323	803,926,114	787,790,194
5	Maintenance Expenses (402)	320-323	145,141,015	129,233,564
6	Depreciation Expense (403)	336-337	139,418,012	148,280,443
7	Amort. & Depl. of Utility Plant (404-405)	336-337	9,384,295	11,053,070
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)		38,169,601	37,949,084
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		65,933,422	65,933,422
12	(Less) Regulatory Credits (407.4)		30,908,256	30,908,256
13	Taxes Other Than Income Taxes (408.1)	262-263	222,296,643	211,636,177
14	Income Taxes - Federal (409.1)	262-263	92,249,486	79,615,870
15	- Other (409.1)	262-263	872,050	1,998,890
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	22,630,398	32,504,320
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266	-3,616,963	-3,946,812
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		8,737,108	963,379
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		1,496,758,709	1,470,176,587
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		376,031,037	379,385,127

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable tc this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
1,872,789,746	1,849,561,714					2
						3
803,926,114	787,790,194					4
145,141,015	129,233,564					5
139,418,012	148,280,443					6
9,384,295	11,053,070					7
						8
38,169,601	37,949,084					9
						10
65,933,422	65,933,422					11
30,908,256	30,908,256					12
222,296,643	211,636,177					13
92,249,486	79,615,870					14
872,050	1,998,890					15
22,630,398	32,504,320					16
						17
-3,616,963	-3,946,812					18
						19
						20
8,737,108	963,379					21
						22
1,496,758,709	1,470,176,587					23
376,031,037	379,385,127					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		376,031,037	379,385,127
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		952,829	75,792
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		904,822	28,404
31	Revenues From Nonutility Operations (417)		3,183,062	2,901,117
32	(Less) Expenses of Nonutility Operations (417.1)		179,284	357,896
33	Nonoperating Rental Income (418)		-192,289	-123,946
34	Equity in Earnings of Subsidiary Companies (418.1)	119	8,106,353	8,599,740
35	Interest and Dividend Income (419)		43,460,334	43,595,387
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		4,608,880	2,855,077
38	Gain on Disposition of Property (421.1)			-8,638
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		59,035,063	57,508,229
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	23,684,486	25,759,686
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		23,684,486	25,759,686
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	410,376	450,588
47	Income Taxes-Federal (409.2)	262-263	10,382,077	8,387,817
48	Income Taxes-Other (409.2)	262-263	87,378	129,885
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	-1,339,644	-526,146
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)			
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		9,540,187	8,442,144
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		25,810,390	23,306,399
55	Interest Charges			
56	Interest on Long-Term Debt (427)		199,443,595	211,842,533
57	Amort. of Debt Disc. and Expense (428)		491,728	493,032
58	Amortization of Loss on Reaquired Debt (428.1)		5,455,196	5,687,226
59	(Less) Amort. of Premium on Debt-Credit (429)		9,426,195	11,508,468
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		623,496	594,192
61	Interest on Debt to Assoc. Companies (430)	340	3,376,303	3,221,882
62	Other Interest Expense (431)	340	2,201,308	1,215,232
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		2,027,273	1,754,527
64	Net Interest Charges (Enter Total of lines 56 thru 63)		198,891,166	208,602,718
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		202,950,261	194,088,808
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		202,950,261	194,088,808

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		33,499,471
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		194,843,908
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24		238	-30,402,361
25	Amortization of fair market value adjustment		9,675,224
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-20,727,137
30	Dividends Declared-Common Stock (Account 438)		
31		238	-84,000,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-84,000,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		4,956,952
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		128,573,194
	APPROPRIATED RETAINED EARNINGS (Account 215)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		128,573,194
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		1,154,863
50	Equity in Earnings for Year (Credit) (Account 418.1)		8,106,353
51	(Less) Dividends Received (Debit)		4,956,952
52			
53	Balance-End of Year (Total lines 49 thru 52)		4,304,264

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	202,950,261
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	148,802,307
5	Amortization of Deferred Nuclear Operating Expenses and Goodwill	73,194,767
6	Leased Nuclear Fuel	37,216,730
7	Other Noncash Items	14,416,042
8	Deferred Income Taxes (Net)	21,290,754
9	Investment Tax Credit Adjustment (Net)	-3,616,963
10	Net (Increase) Decrease in Receivables	-94,649,188
11	Net (Increase) Decrease in Inventory	-2,716,392
12	Net (Increase) Decrease in Allowances Inventory	1,019,630
13	Net Increase (Decrease) in Payables and Accrued Expenses	20,010,416
14	Net (Increase) Decrease in Other Regulatory Assets	-1,195,566
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	3,149,401
18	Net (Increase) Decrease in Other Current and Accrued Assets	-2,929,935
19		
20		
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	410,643,462
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-96,236,249
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-96,236,249
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38	Sale of Assets to Associated Companies	197,902,099
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	25,425,637

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-93,106,082
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Cash Deposited in Decommissioning Trust	-6,513,115
54	Other	
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	27,472,290
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other	
65		
66	Net Increase in Short-Term Debt (c)	-74,884,938
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	-74,884,938
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-212,770,151
74	Preferred Stock	-33,464,000
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-30,518,361
81	Dividends on Common Stock	-84,000,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-435,637,450
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	2,478,302
87		
88	Cash and Cash Equivalents at Beginning of Year	376,191
89		
90	Cash and Cash Equivalents at End of Year	2,854,493

Name of Respondent	This Report Is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commmission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Notes to Balance Sheet

1 - UTILITY PLANT:

Utility plant reflects the original cost of construction (except for The Cleveland Electric Illuminating Company's (Company) nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. On September 1, 2000, the Company sold its transmission assets to an affiliate, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates the Company's and its affiliates' major high-voltage transmission facilities and has interconnections with other regional utilities.

2 - NUCLEAR FUEL:

The Company leases its nuclear fuel and pays for the fuel as it is consumed.

3 - ACCOUNTS RECEIVABLE:

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

The Company and The Toledo Edison Company (TE) sell substantially all of their retail customer receivables to Centerior Funding Corporation (CFC), a wholly owned subsidiary of the Company. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The Company sold approximately $1,540,631,000 and $1,588,789,000 of accounts receivable to CFC in 2000 and 1999, respectively. The trust completed a public sale of $150,000,000 and private sales of $50,000,000 of receivables-backed investor certificates in 1996 and 2000, respectively, in transactions that qualified for sale accounting treatment. CFC's retained interest in the pool of receivables held by the trust (15.15% as of December 31, 2000) is stated at fair value reflecting adjustments for anticipated credit losses. Collections of receivables previously transferred to the trust used to purchase new receivables from CFC during 2000 totaled approximately $2,500,000,000. Expenses associated with the factoring discount related to the sale of receivables were $13,000,000 in 2000. As of December 31, 2000, the Company's receivables recorded on its Balance Sheet were reduced by $90,000,000 due to these sales.

4 - LEASES:

The Company leases certain generating facilities, nuclear fuel, office space and other property and equipment under cancelable and noncancelable leases.

The Company and TE sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and TE sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and TE entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and TE continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and TE have the right, at the end of the respective basic lease terms, to renew the leases. The Company and TE also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's future minimum lease payments as of December 31, 2000 were approximately $1,200,000,000, net of trust cash receipts.)

Nuclear fuel is currently financed for the Company and TE through leases with a special-purpose corporation. As of December 31, 2000, $142,000,000 of nuclear fuel ($86,000,000 for the Company) was financed under a lease financing arrangement totaling $150,000,000 from bank credit arrangements. The bank credit arrangements expire in August 2001. Lease rates are based on bank rates and commercial paper rates.

The future minimum lease payments as of December 31, 2000 are:

		Operating Leases		
	Capital Leases	Lease Payments	Capital Trust	Net
2001	$ 41,000,000	$ 71,700,000	$ 50,200,000	$ 21,500,000
2002	28,100,000	76,400,000	70,600,000	5,800,000
2003	17,300,000	77,500,000	77,900,000	(400,000)
2004	10,200,000	55,700,000	28,200,000	27,500,000
2005	3,700,000	66,700,000	47,500,000	19,200,000
Years thereafter	8,400,000	653,800,000	488,700,000	165,100,000
Total minimum lease payments	108,700,000	$1,001,800,000	$763,100,000	$238,700,000
Interest portion	15,300,000			
Present value of net minimum lease payments	93,400,000			
Less current portion	28,700,000			
Noncurrent portion	$ 64,700,000			

The Company and TE refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720,000,000 aggregate principal amount ($575,000,000 for the Company and $145,000,000 for TE) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906,488,000($569,389,000 for the Company and $337,099,000 for TE) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873,200,000 aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose-funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduces lease costs related to that transaction.

5 - CAPITALIZATION:

(A) RETAINED EARNINGS-

There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock. The 1997 FirstEnergy merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

(B) PREFERRED AND PREFERENCE STOCK-

The Company's $88.00 Series R preferred stock is not redeemable before December 2001 and its $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest rates and market conditions. The dividend rate for this issue was 7% in 2000.

The Company has three million authorized and unissued shares of preference stock having no par value.

(C) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

Annual sinking fund provisions for preferred stock are as follows:

Series	Shares	Redemption Price Per Share	Date	Beginning
$ 7.35 C	10,000	$ 100		(i)
91.50 Q	10,714	1,000		(i)
90.00 S	18,750	1,000		(i)
88.00 R	50,000	1,000	December 1	2001

(i) Sinking fund provisions are in effect.

Annual sinking fund requirements for the next five years are $80,500,000 in 2001, $18,000,000 in 2002 and $1,000,000 in each year 2003-2005.

(D) LONG-TERM DEBT-

The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

2001	$ 56,500,000
2002	228,000,000
2003	115,000,000
2004	307,700,000
2005	300,000,000

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of an irrevocable bank letter of credit of $48,100,000 and noncancelable municipal bond insurance policies of $112,600,000 to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letter of credit, the Company is entitled to a credit against its obligation to repay that bond. The Company pays an annual fee of 1.375% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

The Company and TE have letters of credit of approximately $222,252,000 in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively.

6 - SHORT-TERM BORROWINGS:

The Company may borrow from its affiliates on a short-term basis. As of December 31, 2000, the Company had total short-term borrowings of $28,600,000 from its affiliates with a weighted average interest rate of approximately 6.4%.

7 - COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

The Company's current forecast reflects expenditures of approximately $455,000,000 for property additions and improvements from 2001-2005, of which approximately $103,000,000 is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $114,000,000, of which approximately $8,000,000 applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $144,000,000 and $32,000,000, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,500,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $106,300,000 per incident but not more than $12,100,000 in any one year for each incident.

The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $255,200,000 of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $11,800,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

ENVIRONMENTAL MATTERS-

Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $41,000,000, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

The Company is required to meet federally approved sulfur dioxide (SO_2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO_2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Company is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Company's Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $3,400,000 as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

8 - ANNUAL REPORT TO STOCKHOLDERS:

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Long-term Debt	$ 56,530,000		$175,030,000	
Preferred Stock	80,466,000		33,464,000	
Currently payable long-term debt and preferred stock		$136,996,000		$208,494,000
To reclassify long-term debt and sinking fund requirements for preferred stock due within one year.				
Other regulatory liabilities	540,149,444		585,499,352	
Other regulatory assets		540,149,444		585,499,352
To net regulatory liabilities with regulatory assets.				
Accumulated provision for pensions and benefits	192,949,241		180,880,137	
DOE decommissioning and injuries and damages	15,042,132		17,244,307	
Other deferred credits		207,991,373		198,124,444
To reclassify accumulated provision for pensions and benefits, United States Department of Energy (DOE) decommissioning and decontamination and injuries & damages to other deferred credits.				
Materials and supplies	38,672,813		23,721,018	
Miscellaneous deferred debits		38,672,813		23,721,018
To reclassify intangible asset relating to material & supplies held under consignment.				
Other deferred credits	42,575,912		28,292,797	
Other investments		42,575,912		28,292,797
To offset liability for materials held under consignment with note receivable from consignor.				
Accumulated deferred income taxes - deferred credits	358,074,413		413,096,504	
Accumulated deferred income taxes - deferred debits		358,074,413		413,096,504
To reclassify accumulated deferred income tax benefits.				

	December 31, 2000 Dr.	December 31, 2000 Cr.	December 31, 1999 Dr.	December 31, 1999 Cr.
Utility plant in service -				
nuclear fuel	$93,518,155		$102,270,746	
electric plant	4,515,759		3,984,319	
Accumulated provision for amortization		$98,033,914		$106,255,065
To reclassify the accumulated amortization of capital leases.				
Misc. deferred debits		9,390,579	48,216,445	
Accounts receivable	9,390,579			48,216,445
To reclassify sale of receivables suspense account to accounts receivable.				
Accumulated provision for depreciation	6,726,914		7,177,754	
Other regulatory Assets		6,726,914		7,177,754
To reclassify the FERC adjustment for deferred depreciation on Davis-Besse and Beaver Valley.				
Notes receivable- associated companies	384,010		--	
Investments in associated companies		384,010		--
To reclassify investments in associated companies due within one year.				

Notes to Income Statement

9 - REVENUES:

The Company's principal business is providing electric service to customers in northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

10 - NUCLEAR FUEL:

The Company amortizes the cost of nuclear fuel based on the rate of consumption.

11 - RENTAL PAYMENTS:

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the two years ended December 31, 2000 and are summarized as follows:

	2000	1999
Operating leases		
Interest element	$ 36,800,000	$ 38,643,000
Other	29,800,000	30,679,000
Capital leases		
Interest element	5,900,000	6,926,000
Other	37,400,000	41,328,000
Total rentals	$ 109,900,000	$ 117,576,000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

12 - ANNUAL REPORT TO STOCKHOLDERS:

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Regulatory credits	$30,908,256		$30,908,256	
Provision for deferred income taxes - operating income	1,082,424		1,082,424	
Regulatory debits		$31,990,680		$31,990,680

To reclassify deferred taxes related to the amortization of net regulatory assets.

13 - TRANSACTIONS WITH AFFILIATED COMPANIES:

Operating revenues, operating expenses and interest charges include transactions with TE, OE, Penn and ATSI. Primary transactions include purchased power and transmission facilities rent expenses of $15,000,000 from ATSI starting in 2000. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and TE.

The Company is buying 150 megawatts of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $104,000,000 and $104,301,983 in 2000 and 1999, respectively. This purchase is expected to continue through the end of the lease period.

Fuel and purchased power expenses on the Statements of Income include the total costs of power purchased from TE of $106,800,000 and $106,069,635 in 2000 and 1999, respectively.

FirstEnergy provides support services at cost to the Company and other affiliated companies, for which the Company was billed $97,900,000 in 2000 and $109,100,000 in 1999.

Notes Common to Balance Sheet, Income Statement and Statement of Cash Flows

14 - SUPPLEMENTAL CASH FLOWS INFORMATION:

Cash and Cash Equivalents at December 31, 2000:

Account	Account Title	
131	Cash	$ 2,716,894
135	Working Fund	9,144
136	Temporary Cash Investments ...	128,455
		$ 2,854,493

Operating Activities:

Interest Paid (net of amounts capitalized)	$208,085,000
Income Taxes Paid	$109,212,000

Investing Activities:

Gross Additions to Utility Plant	$ 96,236,249
Capital Lease - Nuclear Fuel	$ 51,958,751

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value.

All borrowings with initial maturities of less than one year are defined as financial instruments under accounting principles generally accepted in the United States (GAAP) and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$2,563,000,000	$2,655,000,000	$2,738,278,000	$2,711,200,000
Preferred stock	$ 107,000,000	$ 105,000,000	$ 149,710,000	$ 138,551,000
Investments other than cash and cash equivalents:				
Debt securities - (Maturing in more than 10 years)	$ 585,000,000	$ 568,000,000	$ 516,973,000	$ 476,460,000
All other	202,000,000	210,000,000	193,362,000	200,379,000
	$ 787,000,000	$ 778,000,000	$ 710,335,000	$ 676,839,000

The fair values of long-term debt and preferred stock subject to mandatory redemption reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Company has no securities held for trading purposes.

15 - REGULATORY PLAN:

The Public Utilities Commission of Ohio (PUCO) approved FirstEnergy's Rate Reduction and Economic Development Plan for the Company in January 1997. The regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $217,000,000(approximately 15 percent below then current levels). The regulatory plan also revised the Company's fuel cost recovery method such that the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $280,000,000 during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

In July 1999, Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the legislation provides for a five percent reduction on the generation

portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, OE and TE --filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements --including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of generation-related transition costs of approximately $1,900,000,000 ($1,600,000,000, net of deferred income taxes) and transition costs related to regulatory assets aggregating approximately $1,900,000,000($1,400,000,000, net of deferred income taxes).

On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than 2008 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 400 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the nonnuclear generation business of the Company was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $304,000,000 of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

The settlement agreement provides to the Company's customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 400 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery periods could be shortened for the Company to reduce recovery by as much as $170,000,000, but any such adjustment would be computed on a class-by-class and pro-rata basis.

All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $1,710,000,000 in connection with the 1997 FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes satisfied the $1,400,000,000 asset

reduction commitment contained in the regulatory plan. For regulatory purposes, the Company recognized the applicable accelerated amortization over the period that its rate plan was in effect.

Application of SFAS 71 was discontinued in 1997 with respect to the Company's nuclear operations and in mid-2000, as discussed above, with respect to the Company's nonnuclear generation business. The Company's net assets included in utility plant relating to operations for which the application of SFAS 71 was discontinued were $1,556,000,000 as of December 31, 2000.

16 - DEPRECIATION:

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% in 2000 and 1999.

Annual depreciation expense includes approximately $11,700,000 for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $17,000,000 from implementing the Company's transition plan in 2001. The Company's future decommissioning costs reflect the 1999 increase in its ownership interests related to the exchange of certain generating assets with Duquesne Light Company. The Company's share of the future obligation to decommission these units is approximately $606,000,000 in current dollars and (using a 4.0% escalation rate) approximately $1,600,000,000 in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $134,000,000 for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $9,000,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the DOE, as required by the Energy Policy Act of 1992.

DOE special assessment activities during 2000 and 1999 respectively, were Account 518 expenses: $1,327,603 and $2,357,560; payments: $1,483,875 and $1,411,450; and refunds: $0 for both years.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

17 - RETIREMENT BENEFITS:

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to

employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394,106,439	$1,500,134,952	$608,426,051	$601,269,566
Service cost	27,421,692	28,296,067	11,349,407	9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Plan amendments	41,347,358	--	--	--
Actuarial loss (gain)	17,264,015	(155,585,368)	121,680,323	(17,583,693)
Net increase from asset swap	--	14,800,000	--	12,524,600
Voluntary early retirement program expense	23,353,000	--	--	--
Benefits paid	(102,221,644)	(95,534,268)	(35,097,490)	(37,818,560)
Benefit obligation as of December 31	1,506,055,538	1,394,106,439	752,028,957	608,426,051
Change in plan assets:				
Fair value of plan assets as of January 1	1,807,458,798	1,682,987,392	4,917,191	3,906,528
Actual return on plan assets	768,878	220,005,674	(178,534)	621,633
Company contribution	--	--	18,344,187	402,444
Benefits paid	(102,221,644)	(95,534,268)	--	--
Administrative expenses	--	--	(42,480)	(13,414)
Fair value of plan assets as of December 31	1,706,006,032	1,807,458,798	23,040,364	4,917,191
Funded status of plan	199,950,494	413,352,359	(728,988,593)	(603,508,860)
Unrecognized actuarial Loss (gain)	(90,915,998)	(303,535,599)	147,307,299	24,881,450
Unrecognized prior service cost	93,063,964	57,382,039	20,909,717	24,158,510
Unrecognized net transition obligation (asset)	(2,106,408)	(10,051,160)	110,841,109	120,077,867
Prepaid (accrued) benefit cost	$ 199,992,052	$ 157,147,639	$(449,930,468)	$(434,391,033)
Company's share of prepaid (accrued) benefit cost	$ (34,578,574)	$ (39,851,021)	$(188,784,072)	$(179,022,426)
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

FirstEnergy's net pension and other postretirement benefit costs for the two years ended December 31, 2000 were computed as follows:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Service cost	$ 27,421,692	$ 28,296,067	$ 11,349,407	$ 9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Expected return on plan assets	(180,918,929)	(168,056,403)	(524,512)	(400,419)
Amortization of transition obligation (asset)	(7,944,752)	(7,944,752)	9,236,758	9,236,758
Amortization of prior service cost	5,665,433	5,665,433	3,248,793	3,248,793
Recognized net actuarial loss (gain)	(9,095,535)	--	--	--
Voluntary early retirement program expense	17,243,000	--	--	--
Net benefit cost	$ (42,844,413)	$(40,044,599)	$ 68,981,112	$ 62,119,270
Company's share of total plan costs	$ (5,272,447)	$(14,394,031)	$ 21,303,939	$ 22,012,063

The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0%-5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7,500,000 and the postretirement benefit obligation by $94,400,000. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8,500,000 and the postretirement benefit obligation by $111,000,000.

18 - BASIS OF FINANCIAL STATEMENT PRESENTATION:

The accompanying financial statements were prepared in accordance with the accounting requirements set forth in the Uniform System of Accounts and published accounting releases of the Federal Energy Regulatory Commission, which is a comprehensive basis of accounting other than GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,539,531,753	3,539,531,753
4	Property Under Capital Leases	7,112,054	7,112,054
5	Plant Purchased or Sold	33,122	33,122
6	Completed Construction not Classified	280,961,254	280,961,254
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	3,827,638,183	3,827,638,183
9	Leased to Others		
10	Held for Future Use	19,453,151	19,453,151
11	Construction Work in Progress	66,904,091	66,904,091
12	Acquisition Adjustments	32,514,657	32,514,657
13	Total Utility Plant (8 thru 12)	3,946,510,082	3,946,510,082
14	Accum Prov for Depr, Amort, & Depl	1,533,364,798	1,533,364,798
15	Net Utility Plant (13 less 14)	2,413,145,284	2,413,145,284
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,475,318,746	1,475,318,746
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	40,789,417	40,789,417
22	Total In Service (18 thru 21)	1,516,108,163	1,516,108,163
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation	16,398,458	16,398,458
29	Amortization		
30	Total Held for Future Use (28 & 29)	16,398,458	16,398,458
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj	858,177	858,177
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,533,364,798	1,533,364,798

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		[redacted]
7	Nuclear Fuel Materials and Assemblies		[redacted]
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		[redacted]
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	68,353,741	51,958,635
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	68,353,741	[redacted]
15	Estimated net Salvage Value of Nuclear Materials in line 9		[redacted]
16	Estimated net Salvage Value of Nuclear Materials in line 11		[redacted]
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		[redacted]
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		[redacted]

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance End of Year	Line No.
Amortization (d)	Other Reductions (Explain in a footnote) (e)	(f)	
[redacted]			1
[redacted]			2
[redacted]			3
[redacted]			4
[redacted]			5
[redacted]	[redacted]		6
[redacted]	[redacted]		7
			8
			9
[redacted]	[redacted]		10
			11
37,216,730		83,095,646	12
			13
[redacted]	[redacted]	83,095,646	14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

FOOTNOTE DATA

Schedule Page: 202 Line No.: 14 Column: f

Quantities of net unamortized lease fuel at December 31, 2000 were as follows:

Lbs U308		0
Kgs UF6		0
Enriched U-Kgs	(Estimated)	24,487
Fabricated U-Kgs	(Estimated)	32,671

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	261,218,435	
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	261,218,435	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	6,514,565	
9	(311) Structures and Improvements	119,624,895	75,577
10	(312) Boiler Plant Equipment	591,931,224	27,373,615
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	118,694,236	305,845
13	(315) Accessory Electric Equipment	57,724,082	83,856
14	(316) Misc. Power Plant Equipment	25,919,250	2,271,752
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	920,408,252	30,110,645
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	2,536,204	
18	(321) Structures and Improvements	161,313,195	1,224,216
19	(322) Reactor Plant Equipment	428,415,897	5,204,016
20	(323) Turbogenerator Units	86,884,135	1,115,510
21	(324) Accessory Electric Equipment	143,276,344	100,787
22	(325) Misc. Power Plant Equipment	50,951,202	3,265,615
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	873,376,977	10,910,144
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		18
26	(331) Structures and Improvements	7,377,007	1,898,374
27	(332) Reservoirs, Dams, and Waterways	30,064,380	7,510,558
28	(333) Water Wheels, Turbines, and Generators	20,421,568	5,080,311
29	(334) Accessory Electric Equipment	2,890,086	868,403
30	(335) Misc. Power PLant Equipment	1,860,194	7,951,950
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)	62,613,235	23,309,614
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories	528,158	
37	(343) Prime Movers		
38	(344) Generators	4,194,615	
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
23,230,289	-73,680,094	-12,076,092	152,231,960		4
23,230,289	-73,680,094	-12,076,092	152,231,960		5
					6
					7
		2,313,313	8,827,878		8
13,155		46,181,693	165,869,010		9
679,681		176,666,045	795,291,203		10
					11
84,680		45,387,992	164,303,393		12
		23,137,289	80,945,227		13
		6,541,837	34,732,839		14
777,516		300,228,169	1,249,969,550		15
					16
	-301,617	249,939	2,484,526		17
55,022	-48,308,682	10,869,920	125,043,627		18
-13,497	-109,508,232	41,502,955	365,628,133		19
52,257	-35,119,791	10,605,953	63,433,550		20
-82	-59,791,527	5,568,360	89,154,046		21
51	-8,401,200	1,608,390	47,423,956		22
93,751	-261,431,049	70,405,517	693,167,838		23
					24
			18		25
			9,275,381		26
			37,574,938		27
			25,501,879		28
			3,758,489		29
			9,812,144		30
					31
			85,922,849		32
					33
					34
					35
			528,158		36
					37
			4,194,615		38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	4,722,773	
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	1,861,121,237	64,330,403
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	62,779,485	15,455
45	(352) Structures and Improvements	25,605,830	
46	(353) Station Equipment	261,542,380	-626,606
47	(354) Towers and Fixtures	82,853,929	24,565
48	(355) Poles and Fixtures	65,419,279	17,136
49	(356) Overhead Conductors and Devices	102,071,708	-3,179,211
50	(357) Underground Conduit	35,085,271	37,887
51	(358) Underground Conductors and Devices	61,072,417	-1,039,438
52	(359) Roads and Trails	766	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	696,431,065	-4,750,212
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	6,422,068	170,084
56	(361) Structures and Improvements	20,492,440	106,775
57	(362) Station Equipment	142,496,929	2,373,125
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	163,818,920	5,237,216
60	(365) Overhead Conductors and Devices	193,173,376	-15,380,589
61	(366) Underground Conduit	62,161,278	2,462,880
62	(367) Underground Conductors and Devices	130,934,048	25,822,972
63	(368) Line Transformers	204,164,681	5,238,230
64	(369) Services	83,313,445	-97,359
65	(370) Meters	80,522,160	1,526,846
66	(371) Installations on Customer Premises	28,437,105	-185,188
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	44,668,626	2,712,628
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,160,605,076	29,987,620
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	2,338,308	
72	(390) Structures and Improvements	33,388,198	8,034,866
73	(391) Office Furniture and Equipment	29,020,448	1,334,717
74	(392) Transportation Equipment	10,196,518	-96,866
75	(393) Stores Equipment	1,273,024	
76	(394) Tools, Shop and Garage Equipment	10,645,416	604,739
77	(395) Laboratory Equipment	7,358,492	
78	(396) Power Operated Equipment	10,682,197	
79	(397) Communication Equipment	16,754,844	127,403
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)	121,657,445	10,004,859
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	121,657,445	10,004,859
84	TOTAL (Accounts 101 and 106)	4,101,033,258	99,572,670
85	(102) Electric Plant Purchased (See Instr. 8)	184,410,075	
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	4,285,443,333	99,572,670

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
			4,722,773		41
871,267	-261,431,049	370,633,686	2,033,783,010		42
					43
			62,794,940		44
2,917		-8,535,267	17,067,646		45
30,306	-2,324,580	-107,295,358	151,265,530		46
		-82,537,173	341,321		47
82,603		-34,760,593	30,593,219		48
79,687		-61,869,677	36,943,133		49
13		-3,896,931	31,226,214		50
-13,731		-3,470,167	56,576,543		51
		-766			52
181,795	-2,324,580	-302,365,932	386,808,546		53
					54
		-10,840	6,581,312		55
			20,599,215		56
455,724		-106,395	144,307,935		57
					58
2,239,063			166,817,073		59
-2,352,474		-74,038	180,071,223		60
1,895			64,622,263		61
197,759			156,559,261		62
936,730			208,466,181		63
13,310,598			69,905,488		64
581,424		-25,844	81,441,738		65
316,472			27,935,445		66
					67
384,625			46,996,629		68
16,071,816		-217,117	1,174,303,763		69
					70
	-128,683	-182,259	2,027,366		71
260,206	-807,086	-849,010	39,506,762		72
1,288,170	-937,538	-19,532,238	8,597,219		73
4,270,752	-25,986		5,802,914		74
63,890			1,209,134		75
331,029	-28,271		10,890,855		76
123,444	-1,355,914		5,879,134		77
2,112,304	-6,831		8,563,062		78
1,553,965	-1,998,664	-15,328,282	-1,998,664		79
					80
10,003,760	-5,288,973	-35,891,789	80,477,782		81
					82
10,003,760	-5,288,973	-35,891,789	80,477,782		83
50,358,927	-342,724,696	20,082,756	3,827,605,061		84
		-184,376,953	33,122		85
					86
					87
50,358,927	-342,724,696	-164,294,197	3,827,638,183		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Retirements Column (d)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -	$ -
(302)	-	-	-	-	-
(303)	11,484,573	(4,403,110)	-	-	7,081,463
Total	11,484,573	(4,403,110)	-	-	7,081,463
(310)	-	-	-	1,252,029	1,252,029
(311)	223,296	(45,856)	-	42,084	219,524
(312)	12,760,214	25,576,348	-	449,485	38,786,047
(314)	1,449,228	(219,459)	-	351,783	1,581,552
(315)	453,701	(237,952)	-	(506,635)	(290,886)
(316)	684,786	2,201,830	-	143,556	3,030,172
Total	15,571,225	27,274,911	-	1,732,302	44,578,438
(320)	206,016	-	-	-	206,016
(321)	3,702,669	1,211,066	-	-	4,913,735
(322)	14,047,224	2,596,335	-	105,853	16,749,412
(323)	990,007	526,352	-	-	1,516,359
(324)	2,140,024	25,618	-	255	2,165,897
(325)	10,622,041	2,985,062	-	-	13,607,103
Total	31,707,981	7,344,433	-	106,108	39,158,522
(330)	-	-	-	-	-
(331)	18,086	4,057	-	-	22,143
(332)	79,891	(9,182)	-	-	70,709
(333)	186,655	41,648	-	-	228,303
(334)	67,000	141,476	-	-	208,476
(335)	30,441	7,509,938	-	-	7,540,379
Total	363,809	7,687,937	-	-	8,070,010
(350)	248,038	15,455	-	-	248,038
(352)	4,468,059	(597,231)	-	-	3,870,828
(353)	39,050,679	(24,650,091)	-	3,130,462	17,531,050
(354)	-	-	-	-	-
(355)	5,601,074	(1,098,586)	11,112	430,831	4,944,431
(356)	11,573,621	(4,422,347)	6,382	3,671,397	10,829,053
(357)	2,782,137	-	-	-	2,782,137
(358)	10,764,081	(1,477,957)	130,239	-	9,416,363
(359)	-	-	-	-	-
Total	74,487,689	(32,230,757)	147,733	7,232,690	49,637,355

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Retirements Column (d)	Transfers Column (d)	Balance End of Year Column (g)
(360)	13,250	170,084	-	(10,840)	172,494
(361)	326,794	-	-	-	326,794
(362)	14,489,269	(3,857,220)	-	(106,395)	10,525,654
(364)	(10,277,423)	(2,117,359)	8,876	-	8,168,940
(365)	54,654,748	(22,582,675)	2,856,441	(74,038)	34,168,940
(366)	5,806,194	1,863,113	-	-	7,669,307
(367)	25,984,341	(2,958,794)	155,791	-	23,181,338
(368)	10,966,858	(4,914,068)	-	-	6,052,790
(369)	21,584,016	(9,353,624)	753,345	-	12,983,737
(370)	6,221,075	(1,762,604)	-	-	4,458,471
(371)	10,964,099	(996,067)	-	-	9,968,032
(373)	1,148,535	304,746	-	-	1,453,281
Total	162,436,602	(46,204,468)	3,774,453	(191,273)	119,815,314
(389)	-	-	-	-	-
(390)	4,282,821	7,296,080	-	165,113	11,578,901
(391)	358,193	481,962	-	-	1,005,268
(392)	132,849	(96,866)	-	-	35,983
(393)	-	-	-	-	-
(394)	-	-	-	-	-
(395)	-	-	-	-	-
(396)	-	-	-	-	-
(397)	1,524,900	(355,223)	-	(1,169,677)	-
(398)	-	-	-	-	-
Total	6,298,763	7,325,953	-	(1,004,564)	12,620,152
GR TOTAL	$ 302,368,906	$(33,205,101)	$ 3,922,186	$ 7,875,263	$ 280,961,254

Schedule Page: 204 Line No.: 85 Column: b

Purchase (Sale) of generating unit ownership interests reflects the exchange of generating assets between Cleveland Electric Illuminating Company and Duquesne Light Company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Westwood Fly Ash Land Investment	06/30/1997		938,414
4				
5	East Point By-Product Disposal Site	05/31/1992		503,622
6				
7				
8	Rachel - 138 KV Transmission Line	12/31/1999		767,181
9				
10				
11	Other Minor Land Items			809,941
12		03/31/1998		35,535
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	North Park Fly Ash Site Improvements	06/30/1997		8,982,498
24				
25	Westwood Fly Ash Site Improvements	06/30/1997		4,928,496
26				
27	Davis-Besse Turbine Rotor "A"	11/30/1994	04/30/2004	2,255,811
28				
29	Minor Other Property Items			231,653
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			19,453,151

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 214 Line No.: 3 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 5 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 11 Column: b

Various

Schedule Page: 214 Line No.: 11 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 12 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 23 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 25 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 29 Column: b

Various

Schedule Page: 214 Line No.: 29 Column: c

Date not presently determinable.

Name of Respondent Cleveland Electric Illuminating Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Ashtabula 5 - 5AT01 - Western Coal Projects	318,191
2	Ashtabula 5 - 5AT05 - Fire Detect/Suppression	223,470
3	Ashtabula 5 - 5AT66 - Digital Fuel Tracking System Project	117,553
4	Beaver Valley - 5700V - Miscellaneous Projects	1,360,869
5	Beaver Valley - 5802V - Electronic Document Control	144,431
6	Beaver Valley - 5819V - Power Uprate Main Flow Meter	539,985
7	Beaver Valley - 5842V - 5% Nominal Uprate And Atmosphere	297,361
8	Beaver Valley - 599BV - Capital Assets	113,900
9	Beaver Valley - 599MV - Miscellaneous Nuclear Additions & Improvements	137,527
10	Beaver Valley 2 - 5812V - Simulator Upgrade	184,962
11	Davis-Besse - 570DB - Miscellaneous Projects	255,879
12	Davis-Besse - 599DB - Miscellaneous Nuclear (Blanket)	327,362
13	Davis-Besse - 5D007 - Replace Sirens/Poles	212,466
14	Davis-Besse - 5D012 - Plant Process Computer	352,079
15	Davis-Besse - 5D014 - Rerack Spent Fuel Pool	2,628,903
16	Davis-Besse - 5D040 - Caldon Feedwater Flow System	296,525
17	Davis-Besse - 5D400 - Provide For Facility Improvement	178,476
18	Eastern Region - 1801Y - Distribution Line Capacitors	139,310
19	Eastern Region - 1900Y - New Business	464,455
20	Eastern Region - 1905Y - T&D Line Blanket	238,804
21	Eastern Region - 1907Y - T&D Sub Blanket	149,200
22	Eastlake - 503EL - Miscellaneous Instrumentation	347,933
23	Eastlake - 505EL - Miscellaneous Motor Replacements	158,086
24	Eastlake - 599EL - Miscellaneous Eastlake Projects <100,000	142,840
25	Eastlake - 5EC02 - Western Coal Projects	120,641
26	Eastlake 1-5 - 5EC70 - Radial Stacker	1,292,049
27	Eastlake 2 - 5E201 - Unit 2 Controls	172,360
28	Eastlake 3 - 5E353 - Neural Net System	212,116
29	Eastlake 3 - 5K304 - NOX Compliance	480,554
30	Eastlake 4 - 5EC04 - Tripper Replacement	358,422
31	Eastlake 4 - 5EC10 - Fire Detection	335,204
32	Eastlake 5 - 5E503 - Controls Upgrade 500 System	2,093,206
33	Eastlake 5 - 5E506 - Economizer Horizontal RH Replacement	4,994,194
34	Eastlake 5 - 5E510 - Reheat Pendant	1,359,624
35	Eastlake 5 - 5E513 - Convection Pass	524,038
36	Eastlake 5 - 5E567 - SSH Inlet Pendant	2,947,755
37	Eastlake 5 - 5E569 - Waterwall Replacement	1,124,186
38	Eastlake 5 - 5E583 - Zero Emission Technology Project (Capital)	1,260,028
39	Eastlake 5 - 5EC11 - Air Compressor	409,487
40	Eastlake 5 - 5K501 - Unit 5 Outage-1999	699,591
41	Lake Shore - 5LS64 - Digital Fuel Tracking System Project	122,375
42	Mansfield - 5160M - Auxiliary Boiler C Explosion	205,774
43	TOTAL	66,904,091

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Mansfield 1 - 5138M - Install Scrubber Equipment	114,649
2	Mansfield 2 - 5131M - Install Security Equipment	484,048
3	Mansfield 3 - 5132M - Install Security Equipment	239,749
4	Mansfield 3 - 5148M - Install A,C,D,E, Reactor Header Module	320,904
5	Mansfield 3 - 599MM - Miscellaneous Production Additions & Improvements-$100,000 Less	342,180
6	Mansfield CF - 5089M - Gypsum Plant Piping	9,243,006
7	Northern Region - 1009N - West 117Th Road Widening	119,443
8	Northern Region - 1030N - Arcade Tower 11KV Service	134,879
9	Northern Region - 1045N - Center Ridge Road Rebuild	140,631
10	Northern Region - 1066N - N & S Cloggsville By-Pass	108,253
11	Northern Region - 1074N - Cedar Road Widening Project	124,547
12	Northern Region - 1082N - 4 KV Substation Grounding Program	241,615
13	Northern Region - 1900N - New Business	6,356,350
14	Northern Region - 1901N - Storm Damage	674,897
15	Northern Region - 1903N - Accident Damage	452,286
16	Northern Region - 1904N - Line Relocation	1,057,184
17	Northern Region - 1905N - T&D Line Blanket	2,799,679
18	Northern Region - 1907N - T&D Sub Blanket	1,649,360
19	Northern Region - 1908N - Street Light Project	131,553
20	Northern Region - 1933N - Transportation Project	170,337
21	Northern Region - 1941N - Customer Meters	105,828
22	Perry - 5700P - Miscellaneous Perry Projects	107,215
23	Perry - 5814P - Conceptual Design-Adhrs To Rhr	144,771
24	Perry - 5818P - Security Computer Upgrade	366,897
25	Perry - 5832P - Power Upgrade Project	7,504,450
26	Perry - 5833P - Refuel Outage 8 (2001)	294,485
27	Perry - 5841P - Install Dampers In CC HVAC Ducts	718,816
28	Perry - 5842P - Dose Reduction Project	128,897
29	Perry - 5843P - Main Turbine Control	570,975
30	Perry - 599MP - Miscellaneous Nuclear Additions & Improvements	780,160
31	Sammis - 5NOCS - NOX Compliance	176,929
32	System - 1115S - FirstEnergy EMS Consolidation	338,498
33	System - 1158S - West Lorain Substation Expansion	1,343,363
34	System - 17H86 - Miscellaneous Sites & Rights Of Way Blankets	123,390
35	System - 5001D - 138 KV Iso Phase Bus Project	170,042
36	System - 5002D - 345 KV Iso Phase Bus Project	130,411
37	System - 5003D - 345 KV Transformer Radiator Cooler Project	142,161
38	System - 5007D - Metering Project	309,627
39	All Other	499,455
40		
41		
42		
43	TOTAL	66,904,091

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company engineering and Supervision	3,513,505
3	Engineering by Outside Companies	
4		
5	Federal and State Payroll Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	1,314,208
7		
8	General Administrative	
9	Salaries and Expenses	3,896,476
10	Benefit Costs and Payroll Taxes	578,955
11		
12	Pension and Benefit costs exclusive of amount related to salaries transferred from	
13	Administrative Expense	3,669,561
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	12,972,705

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

For construction overhead, refer to attached footnote. [illegible]

Allowance for Funds Used During Construction (AFUDC)

[illegible]

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalizes AFUDC at a rate which is the lesser of the rate computed by applying the formula prescribed by FERC which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the lower embedded cost of long-term debt rate during 2000. [illegible]

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D 2,668,732,862	66.13	d 7.92
4	Preferred Stock	P 400,400,000	9.92	p 8.35
5	Common Equity	C 966,616,251	23.95	c 12.59
6	Total Capitalization	4,035,749,113	100%	
7	Average Construction Work in Progress Balance	W 68,549,095		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 5.24

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 3.84

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 7.92
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Engineering and Supervision

(a) The actual time of employees devoted to the planning, design and supervision of construction projects, together with amounts paid for outside professional engineering services, is charged to such projects to the extent possible.

(b) Other actual time of employees devoted to the engineering of construction, together with amounts paid for outside professional engineering services, is accumulated in distributable construction work in progress (projects functionalized by transmission, distribution, etc.) by direct charges from payrolls, invoices, vouchers, etc. Each month such charges to the distributable projects are distributed to each construction project included in such functional group on the basis of a percentage of direct labor and material charges to each construction project, except that no distribution is made to projects which are direct purchases of equipment only.

(c) The portion of engineering and construction supervision salaries not specifically chargeable to projects covered in (a) and (b), together with clerical salaries and expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all construction projects on the basis of a percentage of labor charges.

(d) The amount of engineering and supervision so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers and other general employees who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to construction projects on the basis of payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Name of Respondent	This Report is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to construction projects, on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects, which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total salaries and wages charged thereto.

(b) Each month the amount so charged is distributed pro rata to construction projects on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific construction projects are charged directly to such construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,327,625,475	1,311,227,017	16,398,458	
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	116,962,495	116,962,495		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	753,902	753,902		
6	Other Clearing Accounts	567,890	567,890		
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	118,284,287	118,284,287		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	26,878,777	26,878,777		
12	Cost of Removal	3,690,376	3,690,376		
13	Salvage (Credit)	3,616,341	3,616,341		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	26,952,812	26,952,812		
15	Other Debit or Cr. Items (Describe):	72,760,254	72,760,254		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,491,717,204	1,475,318,746	16,398,458	
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	753,623,100	739,712,106	13,910,994	
19	Nuclear Production	115,214,060	112,958,249	2,255,811	
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage	32,519,575	32,519,575		
22	Other Production	3,603,074	3,603,074		
23	Transmission	122,052,226	121,930,442	121,784	
24	Distribution	445,355,922	445,246,053	109,869	
25	General	19,349,247	19,349,247		
26	TOTAL (Enter Total of lines 18 thru 25)	1,491,717,204	1,475,318,746	16,398,458	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from the Illuminating Company to American Transmission Systems, Inc. for electric plant transferred in the amount of ($148,627,158). Also includes $221,387,412 of reserve transfer from Account 102 for electric plant exchanged and also the impairment of generating plant investment as a result of the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" for the Company's generation business effective with the approval of teh Public Utilities Commission of Ohio of the Company's transition plan.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1				
2				
3	Miscellaneous Land, Structures, Right of Way			
4	Lloyd-Jordan Trans Line structures on right-of-way	30,843		30,843
5	Juniper-East Trans Line - Land Northfield, Ohio	66,275		66,275
6	Eastlake Plant - Land: Eastlake, OHio	196,442		196,442
7	Painsville Twp. - Land	860,572		860,572
8	Galaxie Supply Line 132KV	284,791		284,791
9	Juniper-Macedonia Line 345 KV	248,017		248,017
10	Eastlake Unit #5		4,759,773	4,759,773
11	Mansfield Unit #2		308,340	308,340
12	Sammis #7		6,369,444	6,369,444
13				
14	Surplus Right-of-Way Land			
15	Juniper-Canton Line 345 KV	386,603		386,603
16	Various Land, 132KV,	1,151,737		1,151,737
17	Perry-Macedonia Line 345 KV	1,080,601		1,080,601
18	Perry Hanna Project 345 KV	698,440		698,440
19				
20				
21				
22				
23				
24	Harding Substation	705,000		705,000
25				
26	Perry Unit #1 Land & Land Rights-Future Use.	207,415	2,988,377	3,195,792
27				
28				
29				
30	Eastlake Plant Common-Purchase land for scrubbers	1,269,106		1,269,106
31				
32				
33				
34				
35				
36				
37				
38				
39	Construction Work in Progress	530,651	-2,338	528,313
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	517,153		517,153
45	Minor Items-Other Nonutility Property	50,993		50,993
46	TOTAL	8,284,639	14,423,596	22,708,235

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 221 Line No.: 1 Column: c

Purchase (Sale) of generating unit ownership interests reflects the exchange of generating assets between Cleveland Electric Illuminating Company and Duquesne Light Company.

Also includes Construction Work in Progress
HP583 WE WR#667661 Lorain Road $(2,338)

Schedule Page: 221 Line No.: 3 Column: d

Included in Miscellaneous Land, Structures, Right of Way

Lloyd-Jordan Trans Line structures on right-of-way transferred from A/C 101 in 1972 and 1974. House & Building on Lloyd-Jordan ROW retired in 1997.

Juniper-East Trans Line - Land: 9 parcels in Northfield Ohio transferred from A/C 101 in 1978, sold .03927 acres in 1979, sold 25.6 acres in 1997.

Eastlake Plant - Land: Eastlake, OH., transferred parcels #6 and #7 from A/C 101 in 1966 and 1970.

Painsville Twp. - Land: transferred 232.7025 acres from A/C 105 in 1983.

Galaxie Supply Line 132 KV, 3.8 miles double circuit various municipalities, transferred in 1984.

Juniper-Macedonia Line 345 KV, various municipalities, additional circuit conductors transferred from A/C 105 in 1984

Schedule Page: 221 Line No.: 14 Column: d

Included in Miscellaneous Land, Structures, Right of Way

Surplus Right-of-Way Land: 345 KV Juniper-Canton Line, various municipalities, transferred from A/C 101 in 1984 Seven parcels adjusted to market value in 1997. Land: 657.27 acres, various 132 KV and 345 KV lines, various municipalities, transferred A/C 101 in 1984. CPR reconciliation in 1997.

Surplus Right-of-Way Land: 345 KV Perry-Macedonia Line various municipalities, transferred from A/C 107 in 1987. Sold 8.66 acres in March 1997.

Surplus Right-of-Way Land: 345 KV Perry Hanna Project from A/C 105, 04/1994

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Centerior Funding Corporation	05/31/96		
2				
3	Common Stock			10
4	Equity in Undistributed Subsidiary Earnings			1,376,934
5	Equity Advances			122,581,027
6				
7	Subtotal			123,957,971
8				
9	Toledo Edison Capital Corporation	06/30/97		
10				
11	Common Stock			2,663,653
12	Equity in Undistributed Subsidiary Earnings			36,557
13				
14	Subtotal			2,700,210
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 52,453,617		TOTAL	126,658,181

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		10		3
8,085,002	-4,943,927	4,518,009		4
	-72,791,073	49,789,954		5
				6
8,085,002	-77,735,000	54,307,973		7
				8
				9
				10
		2,663,653		11
21,352	-13,025	44,884		12
				13
21,352	-13,025	2,708,537		14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
8,106,354	-77,748,025	57,016,510		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a), estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	9,784,105	3,019,188	Electric
2	Fuel Stock Expenses Undistributed (Account 152)	442,588	91,518	Electric
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	26,030,153	21,724,409	Electric
8	Transmission Plant (Estimated)	372,829	273,997	Electric
9	Distribution Plant (Estimated)	657,290	483,050	Electric
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	27,060,272	22,481,456	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	1,084,800	544,200	Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	38,371,765	26,136,362	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year		2001	
		No. (b)	Amt. (c)	No. (d)	Amt. (e)
1	Balance-Beginning of Year	143,197.00	922,619	70,265.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9	Enron North America Corp.	10,000.00	1,214,300		
10					
11					
12					
13					
14					
15	Total	10,000.00	1,214,300		
16					
17	Relinquished During Year:				
18	Charges to Account 509	84,690.00	1,522,342		
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23	Grand Total of Sales	67,849.00	711,588		
24					
25					
26					
27					
28	Total	67,849.00	711,588		
29	Balance-End of Year	658.00	-97,011	70,265.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains		8,676,542		
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	1,972.00		1,972.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	1,972.00			
40	Balance-End of Year			1,972.00	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	1,972.00	98,566		
45	Gains		98,566		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002 No. (f)	2002 Amt. (g)	2003 No. (h)	2003 Amt. (i)	Future Years No. (j)	Future Years Amt. (k)	Totals No. (l)	Totals Amt. (m)	Line No.
70,265.00		70,265.00				353,992.00	922,619	1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
								8
						10,000.00	1,214,300	9
								10
								11
								12
								13
								14
						10,000.00	1,214,300	15
[redacted]								16
								17
						84,690.00	1,522,342	18
[redacted]								19
								20
[redacted]								21
								22
						67,849.00	711,588	23
								24
								25
								26
								27
						67,849.00	711,588	28
70,265.00		70,265.00				211,453.00	-97,011	29
[redacted]								30
								31
								32
								33
							8,676,542	34
								35
[redacted]								
1,972.00		1,972.00				7,888.00		36
								37
								38
				1,972.00		3,944.00		39
1,972.00		1,972.00		-1,972.00		3,944.00		40
[redacted]								41
								42
								43
				1,972.00	98,567	3,944.00	197,133	44
					98,567		197,133	45
								46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 1 Column: j

The EPA allocates 70,265 per year through 2009 and in 2010 the EPA allotment changes to 69,378 per year until the end of the program.

Schedule Page: 228 Line No.: 23 Column: a

Summary of 2000 Emission Allowance Sales and Transfers:

Company	# of Emission Allowances	Dollars
American Electric Power	16,247	104,956
PG&E Energy Trading	5,000	32,200
Arizona Public Service	20,000	128,800
Edison Mission Financial	10,000	64,400
Duke Energy	10,000	64,400
Enron North America Corp.	6,243	316,832
Swap BMP 1 to PP General	15	0
Swap BMP 2 to PP General	344	0
	------	--------
	67,849	711,588

Schedule Page: 228 Line No.: 36 Column: j

The EPA is withholding 1,972 emission allowances for auction through the year 2009 and in 2010 the EPA is withholding 1,969 emission allowances for auction until the end of the program.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Perry # 1 - Deferred Expenses				
2	(Amortized as Costs are Recovered from Customers)		407.30	3,930,990	96,461,235
3					
4	Beaver Valley # 2 - Deferred Expenses				
5	(Amortized as Costs are Recovered from Customers)		407.30	6,917,620	172,777,265
6					
7	Davis-Besse - Deferred Expenses				
8	(Amortized as Costs are Recovered from Customers)		407.30	419,880	6,017,644
9					
10	Customer Receivable for Future Income Taxes		283.00	3,775,596	
11	(Amortized as Costs are Recovered from Customers)		407.30	31,289,268	332,476,151
12					
13	AFUDC Recoverable from PUCO				
14	Jurisdictional Customers				
15	(Amortized as Costs are Recovered from Customers)		407.30	1,321,380	13,213,871
16					
17	DOE Decontamination & Decommissioning				
18	(Amortized as Costs are Recovered from Customers)		518.10	846,376	9,308,359
19					
20	Rate Stabilization Program - 1992				
21	(Amortized as Costs are Recovered from Customers)		407.30	8,238,552	205,277,010
22					
23	Employee Postretirement Benefit Cost				
24	(Amortize 12/95 through 11/2012)		407.30	3,898,151	46,452,971
25					
26	Emission Allowance Inventory Carrying Charges		421.30	22,570	
27					
28	Forward Refunding				
29	(Amortized as Costs are Recovered from Customers)		427.10	326,620	4,479,002
30					
31	Sale and Leaseback Costs				
32	(Amortized as Costs are Recovered from Customers)		407.30	9,917,580	89,198,199
33					
34	Generating Asset Impairment				
35	(Amortized as Costs are Recovered from Customers)	304,267,538			304,267,538
36					
37	Transition Costs				
38	(Amortized as Costs are Recovered from Customers)	2,562,508			2,562,508
39					
40					
41					
42					
43					
44	TOTAL	306,830,046		70,904,583	1,292,491,753

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS		Balance at End of Year (f)
				Account Charged (d)	Amount (e)	
1	Financing Related Costs	1,858,897		footnote	261,822	1,597,075
2						
3	DB & PY Nuclear Fuel Prop Tax	3,606,416	2,593,833	518.10	2,647,946	3,552,303
4						
5	Materials Under Consignment	23,721,018	21,837,685	footnote	6,885,889	38,672,814
6						
7	A/R Sales Suspense - Financing	-48,216,445	132,708,495	173.00	75,101,471	9,390,579
8						
9	Goodwill (Amort. over 40 yrs)	1,440,283,471	6,754,940	407.30	38,169,601	1,408,868,810
10						
11	Mingo Logan Mine Closing Costs	567,732		501.10	206,448	361,284
12						
13	Ohio Real & Personal Prop Tax	132,643,227		253.00	68,413,504	64,229,723
14						
15	Church Square Mall Agreement	66,887		418.04	10,296	56,591
16						
17	GE Settlement Discount		542,200			542,200
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	615,460				-599,595
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	1,555,146,663				1,526,671,784

Schedule Page: 233 Line No.: 1 Column: d

Financing Related Costs

Account Charged	Amount
426.50	$166,134
507.10	95,688
	$261,822

Schedule Page: 233 Line No.: 5 Column: d

Materials Under Consignment

Account Charged	Amount
253.00	$5,008,876
154.00	1,877,013
	$6,885,889

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Nuclear Fuel Disposal	1,581,459	1,450,558
3	Nuclear Plant Decommissioning	6,801,153	5,486,257
4	Deferred Fuel - Rule 21		
5	Pension and Rightsizing Costs	36,970,651	35,377,276
6			
7	Other	367,062,527	315,079,608
8	TOTAL Electric (Enter Total of lines 2 thru 7)	412,415,790	357,393,699
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	680,714	680,714
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	413,096,504	358,074,413

Notes

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: b

Line 7 Electric - Other:	Beginning Balance	Ending Balance
FAS 109	20,639,012	27,028,462
Injuries and Damages	(393,899)	83,107
Gain on Sale/Leaseback	88,402,357	79,658,791
S/L Lease Payments	35,321,561	36,242,590
Vacation Accrual	4,995,320	3,291,736
Beta Drive Lab Lease	834,525	876,122
CSU Settlement	217,119	217,119
Bad Debt Reserve	(222,670)	453,588
Non Qualified Decommissioning Trust Interest Income	136,894	158,248
Other Taxes	2,701,903	2,265,315
CAPCO Unit Expense DQE	293,667	1,354
Inventory Write-off	1,656,706	820,627
Capitalized Items	1,282,044	2,359,701
Non Qualified Trust Gain	861,356	894,093
Health Benefits	3,632,079	0
Dump Site Clean-up Costs	1,763,061	1,483,760
AMT	71,129,996	27,115,021
Supplemental Executive Retirement Program/ Deferred Comp	2,391,382	6,739,294
Investment Tax Credit	30,764,975	28,281,679
Perry & Beaver Valley O&M Cost	168,876	0
Excise Tax	288,327	0
Property Tax Variance	0	8,946,267
Health Benefits - FAS 106	19,053,672	27,217,187
Demand Side Management	313,903	293,523
Amortization of CRG Carrying Charges	3,411,473	0
Amortization Premium Discount Debt	12,495,432	12,495,432
Market Revaluation	37,957,372	37,957,372
Severence Estimate	19,830,328	7,341,542
Incentive Comp	377,054	640,497
VBM	401,531	401,531
Reengineering Feature Design	435,461	435,461
Transmission Revenue Contingency	618,629	2,853
Miscellaneous	5,303,081	1,377,336
Total	367,062,527	315,079,608

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	105,000,000		
2				
3	Total Common Stock	105,000,000		
4				
5	Preferred Stock (Account 204)			
6	$7.40 Series A Cumulative	500,000		101.00
7	$7.56 Series B Cumulative	450,000		102.26
8	$7.35 Series C Cumulative	250,000		101.00
9	Adj. Rate Series L Cumulative (7.00% avg.)	500,000		100.00
10	$91.50 Series Q Cumulative	75,000		1,000.00
11	$88.00 Series R Cumulative	50,000		
12	$90.00 Series S Cumulative	75,000		
13	$42.40 Series T Cumulative	200,000		500.00
14	Undesignated as to series	1,900,000		
15				
16	Preference Stock (Account 204)	3,000,000		
17				
18	Total Preferred Stock	7,000,000		
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
79,590,689	931,961,917					1
						2
79,590,689	931,961,917					3
						4
						5
500,000	50,000,000					6
450,000	45,070,650					7
80,000	8,040,896					8
474,000	46,404,600					9
10,716	10,716,000					10
50,000	51,127,817					11
36,500	36,686,063					12
200,000	96,850,000					13
						14
						15
						16
						17
1,801,216	344,896,026					18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 5 Column: a

Series on lines 6, 7, 9 and 13 are listed on the New York Stock Exchange. Series on lines 8 and 10 through 12 are not listed.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221 - BONDS		
2	7 3/8% Series due 2003	100,000,000	810,949
3	9 1/2% Series due 2005-B	300,000,000	6,285,158
4			576,000 D
5	7.625% Series due 2002	245,000,000	1,965,047
6			490,000 D
7	6.86% Series due 2006	125,000,000	1,557,868
8	9.00% Series due 2023	150,000,000	1,489,650
9			1,110,000 D
10	SUBTOTAL	920,000,000	14,284,672
11			
12	ACCOUNT 224 OTHER LONG-TERM DEBT		
13			
14	7.43% Series Due 2009	150,000,000	3,400,212
15	7.88% Series Due 2017	300,000,000	6,800,424
16	7.00% Series due 2009-B	1,000,000	24,733
17	7.00% Series due 2009-C	1,000,000	24,733
18			-309,000 P
19	7 5/8% Series due 2025	53,900,000	1,117,755
20	7 3/4% Series due 2025	45,150,000	875,538
21	Var. % Series due 2015-A	39,835,000	653,311
22	Var. % Series due 2018	72,795,000	1,143,085
23	8.00% Series due 2023	46,100,000	1,025,018
24	7.7% Series due 2025	40,900,000	857,068
25	7.7% Series due 2025	2,900,000	61,833
26	8.00% Series due 2013	78,700,000	3,671,590
27			1,970,648 D
28	6.85% Series due 2023	30,000,000	509,070
29			192,900 D
30	6.10% OH Water Air 2020	54,600,000	695,438
31	6.10% OH Air 2020	15,900,000	202,518
32	6.00% OH Air 2020	62,560,000	796,824
33	TOTAL	2,835,928,376	57,730,826

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
06/23/1993	06/01/2003	06/23/1993	06/01/2003	100,000,000	7,375,000	2
05/15/1995	05/15/2005	05/15/1995	05/15/2005	300,000,000	28,500,000	3
						4
08/05/1992	08/01/2002	08/15/1992	08/01/2002	195,000,000	14,868,750	5
						6
10/01/1998	10/01/2008	10/01/1998	10/01/2008	125,000,000	8,575,000	7
02/21/1993	01/01/2023	02/21/1993	01/01/2023	150,000,000	13,500,000	8
						9
				870,000,000	72,818,750	10
						11
						12
						13
10/23/1997	11/01/2009	10/23/1997	11/01/2009	150,000,000	11,145,000	14
10/23/1997	11/01/2017	10/23/1997	11/01/2017	300,000,000	23,640,000	15
09/01/1979	09/01/2009	09/01/1979	09/01/2009	910,000	64,488	16
09/01/1979	09/01/2009	09/01/1979	09/01/2009	910,000	64,488	17
						18
05/01/1995	05/02/2025	05/01/1995	05/02/2025	53,900,000	4,109,875	19
07/15/1995	07/15/2025	07/15/1995	07/15/2025	45,150,000	3,644,922	20
03/01/1988	03/01/2015	03/01/1988	03/01/2015	39,835,000	1,889,860	21
03/01/1988	03/01/2018	03/01/1988	03/01/2018	72,795,000	3,219,850	22
10/01/1994	10/01/2023	10/01/1994	10/01/2023	46,100,000	3,688,000	23
08/01/1995	08/01/2025	08/01/1995	08/01/2025	40,900,000	3,149,300	24
08/01/1995	08/01/2025	08/01/1995	08/01/2025	2,900,000	223,300	25
05/15/1992	12/31/2013	05/15/1992	12/31/2013	78,700,000	6,296,000	26
						27
02/09/1993	07/01/2023	02/09/1993	07/01/2023	30,000,000	2,055,000	28
						29
08/26/1997	08/01/2020	08/26/1997	08/01/2020	54,600,000	3,330,600	30
08/26/1997	08/01/2020	08/26/1997	08/01/2020	15,900,000	969,900	31
08/26/1997	08/01/2020	08/26/1997	08/01/2020	62,560,000	3,753,600	32
				2,563,248,376	199,287,594	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	5.00% OH Air 2020	47,500,000	605,006
2			
3	5.375% Series due 2028	5,993,376	135,354
4	4.60% Series A due 2030	46,300,000	377,109
5	4.40% Series A Due 2030	23,255,000	272,409
6	4.60% Series A Due 2030	23,255,000	272,326
7	4.60% Series B Due 2030	12,085,000	275,022
8			
9	5.80% Perry Water Series A Due 2033	27,700,000	327,313
10			
11	9.20% Series due 2001	15,000,000	118,062
12	9.25% Series due 2021	7,500,000	70,837
13	9.05% Series due 2001	5,000,000	39,354
14	8.68% Series due 2001	15,000,000	118,062
15	8.54% Series due 2001	3,000,000	23,612
16	8.55% Series due 2001	5,000,000	39,355
17	8.56% Series due 2001	3,500,000	27,548
18	7.19% BM Series due 2000 SLOB	175,000,000	3,588,693
19	7.67% Series due 2004 SLOB	280,000,000	6,599,580
20	7.13% Series due 2007 SLOB	120,000,000	6,037,753
21			
22	8.13% Series due 2002	28,000,000	218,206
23	7.85% Series due 2002	5,000,000	39,105
24	7.75% Series due 2003	10,000,000	76,832
25	7.75% Series due 2003	5,000,000	38,416
26	7.42% Series due 2003	10,000,000	146,275
27	Var% Series due 2020	47,500,000	286,227
28	Levelized Annual Interest Expense Blended Rate Calculation		
29	SUBTOTAL	1,915,928,376	43,446,154
30			
31	Note to Instruction 9		
32	Note to Instruction 15 (Ferc 427 Interest Expenses Details)		
33	TOTAL	2,835,928,376	57,730,826

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
08/26/1997	08/01/2020	08/26/1997	08/01/2020		1,020,750	1
						2
06/09/1998	05/01/2028	06/09/1998	05/01/2028	5,993,376	322,144	3
10/01/1998	10/01/2030	10/01/1998	10/01/2030	46,300,000	2,129,800	4
10/01/1998	10/01/2030	10/01/1998	10/01/2030	23,255,000	1,023,220	5
10/01/1998	10/01/2030	10/01/1998	10/01/2030	23,255,000	1,069,730	6
10/01/1998	10/01/2030	10/01/1998	10/01/2030	12,085,000	555,910	7
						8
07/07/1999	06/15/2033	07/07/1999	06/15/2033	27,700,000	1,545,660	9
						10
05/30/1991	06/01/2001	05/30/1991	06/01/2001	15,000,000	1,380,000	11
08/15/1991	08/16/2021	08/15/1991	08/16/2021	7,500,000	714,000	12
08/15/1991	08/15/2001	08/15/1991	08/15/2001	5,000,000	452,500	13
10/24/1991	11/01/2001	10/24/1991	11/01/2001	15,000,000	1,302,000	14
11/15/1991	11/15/2001	11/15/1991	11/15/2001	3,000,000	256,200	15
11/15/1991	11/15/2001	11/15/1991	11/15/2001	5,000,000	427,500	16
11/15/1991	11/15/2001	11/15/1991	11/15/2001	3,500,000	299,600	17
06/18/1997	07/01/2000	06/18/1997	07/01/2000		6,291,250	18
06/18/1997	07/01/2004	06/18/1997	07/01/2004	280,000,000	21,476,000	19
06/18/1997	07/01/2007	06/18/1997	07/01/2007	120,000,000	8,556,000	20
						21
07/08/1992	07/30/2002	07/08/1992	07/30/2002	28,000,000	2,276,400	22
07/29/1992	07/30/2002	07/29/1992	07/30/2002	5,000,000	392,500	23
03/04/1993	03/03/2003	03/04/1993	03/03/2003	10,000,000	775,000	24
03/05/1993	03/05/2003	03/05/1993	03/05/2003	5,000,000	387,500	25
03/11/1993	08/01/2001	03/11/1993	08/01/2001	10,000,000	742,000	26
06/01/2000	08/01/2020	06/01/2000	08/01/2020	47,500,000	1,502,377	27
09/13/1990	12/31/2013	09/13/1990	12/31/2013		326,620	28
				1,693,248,376	126,468,844	29
						30
						31
						32
				2,563,248,376	199,287,594	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256.1 Line No.: 29 Column: h

Account 224 - Changes to this account were due to debt retired, or transferred as follows:

	Series	Outstanding
Remarketed to new bank	Var % Due 2020	47,500,000
	7.00% Due 2009-B	(15,000)
	7.00% Due 2009-C	(15,000)
Remarketed to new bank	Var % Due 2020	(47,500,000)
	7.19% Due 2000	(175,000,000)
		(175,030,000)

Schedule Page: 256.1 Line No.: 31 Column: a

During the year, a Pollution Control Bond was retired prior to maturity and the unamortized issue costs from Ferc 181 was transferred to Unamortized Loss (Ferc 189)

Series	FERC 181 Issue Cost	Total Ferc 189
Var% Due 2020	48,400	48,400

Schedule Page: 256.1 Line No.: 32 Column: a

Ferc 427 Allocation Details:

	Amount
Ferc Page 257.1 Total Line 33 Column (i)	199,287,594
Other Interest	156,001
	199,443,595

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	202,950,261
2		
3		
4	Taxable Income Not Reported on Books	
5	Contribution in Aid of Construction	5,452,231
6	Sale of Emission Allowances	636,897
7	Dividend Income	413,874
8	Other	369,101
9	Deductions Recorded on Books Not Deducted for Return	
10	Federal Income Tax - Current Liability	100,921,138
11	Nuclear Fuel Depletion	37,216,730
12	Goodwill Amortization	38,169,601
13	Other	[redacted]
14	Income Recorded on Books Not Included in Return	
15	Amortization of Bruce Mansfield Sale/Leaseback Gain	-15,181,512
16	Pension Expense	-11,101,260
17	Equity in Earnings of Subsidiary Companies	-8,106,353
18	Other	-8,353,650
19	Deductions on Return Not Charged Against Book Income	
20	Sale/Leaseback Payments - Excess of Tax Over Book	-9,752,213
21	Decommissioning Deduction	-9,774,082
22	Severance Benefits	-9,000,000
23	Capitalized Overheads	-3,896,476
24	Accrued Vacation	-3,484,739
25	Removal Costs	-3,029,355
26	Other	-10,365,924
27	Federal Tax Net Income	403,488,966
28	Show Computation of Tax:	
29	Net Liability @ 35%	141,221,138
30	Alternative Minimum Tax Credit	-40,300,000
31	Federal Income Taxes Provided for Books	100,921,138
32		
33		
34		
35		
36		
37		
38		
39	Basis of Allocation: Federal income tax liability is allocated on the	
40	basis of each member's United States Federal tax liability. The total	
41	Federal income tax liability of each member will be no more than if it	
42	were to file separate returns. This is in accordance with S.E.C. Rule	
43	U45(b)(6) as amended, Internal Revenue Code Section 1552 and Treasury	
44	Regulation 1.1502-33(d)(2)(i).	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 13 Column: b

Particulars (Details) (a)	Amount (b)
Federal Income Tax - Adjustment for Prior Period	(104,479)
State Income Tax - Adjustment for Prior Period	(955,058)
Current Tax - ATSI Gain	2,563,985
Amortization of Investment Tax Credit	(3,616,963)
Deferred Income Taxes	21,290,754
Penalties	524
Amortization of Sale/Leaseback Costs	739,860
Amortization of Carrying Charges	4,157,232
BM/BV S/L - PUCO Deferred	9,917,580
Civic and Political Activities	1,134,000
Depreciation - Excess of Book Over Tax	6,102,581
Amortization of Customer Receivable	1,082,424
Meal Expense	136,500
Deferred Compensation Expense	6,166,140
Long & Short Term Disability	118,860
Vacation Adjustment - FICA	498,929
Property Tax Expense - 92 Rates	2,558,400
ESOP Expense	4,081,104
Injuries and Damages	1,355,623
Asbestos Removal	400,000
Savings Plan - Minimum Contribution	500,000
Interest Capitalized UCR	2,380,200
Deferred Nuclear Expenses	10,343,027
Bad Debt Provision	1,921,886
Bond Interest Levelized	326,620
Incentive Compensation	161,484
Net Gain/Loss on Early Redemption of Debt	4,776,868
DOE Decontamination & Decommissioning	361,276
Amortization of Premium/Discount on Debt	8,934,467
Property Taxes	8,411,076
Postretirement Benefit	13,659,797
Total	109,404,697

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. *List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.*

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Federal:					
2	Income	19,827,295		97,766,426	100,477,990	
3						
4	Excise Tax					
5	1999	19,114		-19,114		
6	2000			1,232	1,232	
7						
8	Highway Use Tax					
9	1999		164	164		
10	2000			2,700	2,700	
11						
12	FICA					
13	1999	1,370,553			1,370,553	
14	2000			7,748,901	6,509,819	
15						
16	Federal Unemployment Tax					
17	1999	61,183			61,183	
18	2000			57,974	57,972	
19						
20	Subtotal	21,278,145	164	105,558,283	108,481,449	
21						
22	State - Ohio:					
23	Excise Tax					
24	1999		52,283,524		52,283,524	
25	2000			79,709,421	29,223,689	
26						
27	Ohio Unemployment Tax					
28	1999	13,009			13,009	
29	2000			100,740	100,738	
30						
31	Sales & Use Tax					
32	1999	2,323,087				
33	2000			751,150	761,189	
34						
35	IFTA & Motor Fuel Use					
36	1999	4,206		-4,206		
37	2000			3,152	3,152	
38						
39	Subtotal	2,340,302	52,283,524	80,560,257	82,385,301	
40						
41	TOTAL	169,467,657	52,283,688	318,043,207	316,248,667	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
17,115,731		92,249,486			5,516,940	2
						3
						4
						5
		-17,882				6
						7
						8
						9
		-945			3,809	10
						11
						12
						13
1,239,082		11,375,243			-3,626,342	14
						15
						16
						17
2		77,562			-19,588	18
						19
18,354,815		103,683,464			1,874,819	20
						21
						22
						23
						24
	54,081,316	79,709,421				25
						26
						27
						28
2		-180,221			280,961	29
						30
						31
						32
2,313,048		133,706			617,444	33
						34
						35
						36
		-1,054				37
						38
2,313,050	54,081,316	79,661,852			898,405	39
						40
174,387,407	55,408,898	315,418,179			2,625,028	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR: Taxes Accrued (Account 236) (b)	BALANCE AT BEGINNING OF YEAR: Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	State - Pennsylvania:					
2	PURTA					
3	1999	5,814,795				
4	2000			564,834	-397,672	
5						
6	Real & Pers. Property					
7	2000			2,000,415	2,000,883	
8						
9	Corporate Net Income Tax					
10	1999	992,795		-955,058	37,737	
11	2000			1,914,486	1,123,832	
12						
13	Corporate Franchise Tax					
14	1999	1,231,168		-673,514	557,654	
15	2000			470,627	-28,462	
16						
17	PA Unemployment Tax					
18	1999	-412		412		
19	2000			2,484	2,484	
20						
21	Property Taxes - Swap					
22	1999	31,287				
23	2000			-572,006		
24						
25	Subtotal	8,069,633		2,752,680	3,296,456	
26						
27	State - West Virginia:					
28	Franchise Tax					
29	1999	1,999				
30	2000			2,010	365	
31						
32	Subtotal	1,999		2,010	365	
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	169,467,657	52,283,688	318,043,207	316,248,667	

Name of Respondent Cleveland Electric Illuminating Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
						3
6,777,301		564,834				4
						5
						6
-468		2,000,415				7
						8
						9
						10
790,654		872,050			87,378	11
						12
						13
						14
499,089		-202,887				15
						16
						17
						18
		191,589			-188,693	19
						20
						21
						22
786,863	1,327,582				-572,006	23
						24
8,853,439	1,327,582	3,426,001			-673,321	25
						26
						27
						28
						29
3,644		2,010				30
						31
3,644		2,010				32
						33
						34
						35
						36
						37
						38
						39
						40
174,387,407	55,408,898	315,418,179			2,625,028	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year	Taxes Paid During Year	Adjustments
		Taxes Accrued (Account 236)	Prepaid Taxes (Include in Account 165)			
	(a)	(b)	(c)	(d)	(e)	(f)
1	Local:					
2	Ohio Real & Pers. Property					
3	1997	16,024,537			16,024,537	
4	1999	121,753,041		-2,107	106,060,559	
5	2000			129,172,084		
6						
7	Subtotal	137,777,578		129,169,977	122,085,096	
8						
9	Miscellaneous:					
10	Ohio Franchise - Misc.					
11	2000					
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	169,467,657	52,283,688	318,043,207	316,248,667	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
						3
15,690,375						4
129,172,084		128,763,820			406,157	5
						6
144,862,459		128,763,820			406,157	7
						8
						9
						10
		-118,968			118,968	11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
174,387,407	55,408,898	315,418,179			2,625,028	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year: Account No. (c)	Deferred for Year: Amount (d)	Allocations to Current Year's Income: Account No. (e)	Allocations to Current Year's Income: Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%						
3	4%						
4	7%						
5	10%	67,946,091			411.4	2,418,160	-2,230,785
6	6%	14,440,593			411.4	811,864	-1,193,772
7							
8	TOTAL	82,386,684				3,230,024	-3,424,557
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10	TBT						
11	Electric Utility	4,611,842			411.4	386,939	
12							
13		86,998,526				3,616,963	-3,424,557
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
			3
			4
63,297,146	21.5 years		5
12,434,957	16.3 years		6
			7
75,732,103			8
			9
			10
4,224,903	10.9 years		11
			12
79,957,006			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: g

The $3,424,557 adjustment represents ITC relating to assets sold by The Cleveland Electric Illuminating Company to American Transmission Systems, Incorporated (ATSI) during 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Real & Personal Property Tax	137,172,205	186	88,959,482	16,017,000	64,229,723
2						
3	Ohio School Council Prepayment	93,191,549	142	21,739,178	10,104,023	81,556,394
4						
5	Crawford Fitting Demand	120,469	142	120,469		
6						
7	Accumulated Deferred Rent -					
8	Bruce Mansfield	47,349,038		23,671,277	13,724,964	37,402,725
9						
10	Shippingport Capital Trust					
11	Minority Interest	25,618,698	124	1,293,580		24,325,118
12						
13	Nuclear Plant Decommissioning	192,483,996	128	22,772,029	29,285,144	198,997,111
14						
15	Materials Under Consignment	28,292,797	186	6,757,514	21,040,629	42,575,912
16						
17	Accrued Pensions	39,851,021	926	5,272,447		34,578,574
18						
19	Minor Items	1,904,968		2,165,582	229,561	-31,053
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	565,984,741		172,751,558	90,401,321	483,634,504

Schedule Page: 269 Line No.: 8 Column: c

Accumulated Deferred Rent -
Bruce Mansfield:

Ferc	Amount
242	19,286,247
507	4,385,030
	23,671,277

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - ACCELERATED AMORTIZATION PROPERTY (Account 281)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to amortizable property.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Accelerated Amortization (Account 281)			
2	Electric			
3	Defense Facilities			
4	Pollution Control Facilities	6,789,133	-1,004,863	
5	Other			
6				
7				
8	TOTAL Electric (Enter Total of lines 3 thru 7)	6,789,133	-1,004,863	
9	Gas			
10	Defense Facilities			
11	Pollution Control Facilities			
12	Other			
13				
14				
15	TOTAL Gas (Enter Total of lines 10 thru 14)			
16				
17	TOTAL (Acct 281) (Total of 8, 15 and 16)	6,789,133	-1,004,863	
18	Classification of TOTAL			
19	Federal Income Tax	6,685,655	-948,728	
20	State Income Tax	103,478	-56,135	
21	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES _ ACCELERATED AMORTIZATION PROPERTY (Account 281) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
							1
							2
							3
						5,784,270	4
							5
							6
							7
						5,784,270	8
							9
							10
							11
							12
							13
							14
							15
							16
						5,784,270	17
							18
						5,736,927	19
						47,343	20
							21

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	691,381,061	-12,802,697	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	691,381,061	-12,802,697	
6	Non Operating Items	-1,536,589	228,420	
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	689,844,472	-12,574,277	
10	Classification of TOTAL			
11	Federal Income Tax	672,630,112	-12,471,361	
12	State Income Tax	17,214,360	-102,916	
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Debits: Account Credited (g)	Debits: Amount (h)	Credits: Account Debited (i)	Credits: Amount (j)	(k)	
[redacted]							1
-72,113			169,483,042		15,659,196	524,682,405	2
							3
							4
-72,113			169,483,042		15,659,196	524,682,405	5
713,344		410.2	257,163	410.1	681,211	-170,777	6
							7
							8
641,231			169,740,205		16,340,407	524,511,628	9
[redacted]							10
635,982			167,912,730		15,960,360	508,842,363	11
5,249			1,827,475		380,047	15,669,265	12
							13

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 274 Line No.: 2 Column: h

Adjustment

Debits Account Credited (g)	Description	Debit Amount (h)
186	Goodwill - Leasehold Improvements	254,150
190	O&M Basis Adj. B Valley and Perry Plants	168,876
190	Book Depreciation	60,982,446
410.1	Cost of Removal	776,149
410.1	Return to Accrual Adjustment	238,194
283	Transfer to the Generating Asset Impairment	107,063,227
Total		169,483,042

Schedule Page: 274 Line No.: 2 Column: j

Adjustment

Credits Account Debited (g)	Description	Credit Amount (j)
190	AFUDC Amortization	4,029,000
190	Accelerated Depreciation	10,625,333
281	Pollution Control Facilities	1,004,863
Total		15,659,196

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR: Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR: Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Property Tax Acceleration			
4	Tax Benefit Transfer Activity			
5	Property Tax Deferral CRG Agre	23,924,734		
6	Nuclear Fuel Trusts - Interest	18,668,412		
7	Reacquired Debt Expense - Net	26,540,117		
8	Other	214,807,909	-6,661,280	
9	TOTAL Electric (Total of lines 3 thru 8)	283,941,172	-6,661,280	
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	283,941,172	-6,661,280	
20	Classification of TOTAL			
21	Federal Income Tax	251,945,406	-5,878,660	
22	State Income Tax	31,995,766	-782,620	
23	Local Income Tax			

NOTES

Name of Respondent Cleveland Electric Illuminating Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
							2
							3
							4
						23,924,734	5
						18,668,412	6
		410.1	918,446			25,621,671	7
			13,096,681		156,262,121	351,312,069	8
			14,015,127		156,262,121	419,526,886	9
							10
							11
							12
							13
							14
							15
							16
							17
							18
			14,015,127		156,262,121	419,526,886	19
							20
			9,668,653		154,346,948	390,745,041	21
			4,346,474		1,915,173	28,781,845	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: b

Footnote	Balance at Beginning of Year (b)	Amounts Debited to Acc. 410.1 (c)	Debit Acct. No. (g)	Debit Amount (h)	Credit Acct. No. (i)	Credit Amount (j)	Balance at End of Year (k)
Line 8 Other - Electric:							
Bond Interest Levelized	1,739,746	(114,929)	410.1	114,929			1,509,888
Avon 8 Decommissioning Loss	22,566	0					22,566
Carrying Chg Gross-Up Perry & BV	54,856,026	0					54,856,026
System Development Cost	841,067	0	410.1	115,212			725,855
Sale/Leaseback PUCO Deferreds	42,092,695	0					42,092,695
AFUDC - In CWIP	4,029,000	0	282	4,029,000			0
Amort. Perry & B.Valley Def O & M	21,169,691	0					21,169,691
CarryCharge Deferral CRG Agree	31,703,420	(167,007)	190	3,411,473			28,124,940
Savings Plan Minimum Contribution	671,903	(175,936)					495,967
Hedging Loss - Bruce Mans- Net	6,716,610	0	410.1	482,382			6,234,228
Miscellaneous	4,115,386	(1)	410.2	362	410.1	52,369	4,167,392
FAS 109 Adjustment	35,761,921	(3,639,422)	410.1	1,167,727			30,954,772
Ohio Restructuring	11,087,878	0	182	3,775,596			7,312,282
ATSI Deferred Gain		(2,563,985)			282	49,146,525	46,582,540
Generating Asset Impairment					282	107,063,227	107,063,227
	214,807,909	(6,661,280)		13,096,681		156,262,121	351,312,069

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	Payable to customers for future income taxes	407.40	30,908,256		309,083,012
2	(Amortized as Benefits are Credited to Customers)				
3					
4	EPA Emission Allowance Auction Proceeds	421.30	897,500		
5					
6	Bruce Mansfield Plant Sale/Leaseback Activity	507	15,181,512	739,860	231,066,432
7	(Amortized as Benefits are Credited to Customers)				
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		46,987,268	739,860	540,149,444

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	OPERATING REVENUES Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	559,690,654	598,957,032
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	630,840,299	617,170,031
5	Large (or Ind.) (See Instr. 4)	511,761,180	508,585,131
6	(444) Public Street and Highway Lighting	18,513,344	18,435,819
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	1,720,805,477	1,743,148,013
11	(447) Sales for Resale	119,683,486	63,544,376
12	TOTAL Sales of Electricity	1,840,488,963	1,806,692,389
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	1,840,488,963	1,806,692,389
15	Other Operating Revenues		
16	(450) Forfeited Discounts	4,263,548	3,120,432
17	(451) Miscellaneous Service Revenues	1,021,997	2,959,417
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	5,084,327	9,179,361
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	21,930,911	27,610,115
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	32,300,783	42,869,325
27	TOTAL Electric Operating Revenues	1,872,789,746	1,849,561,714

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
5,060,993	5,278,117	667,838	667,670	2
[redacted]				3
6,655,965	6,508,752	70,175	69,200	4
8,320,520	8,068,911	4,908	5,271	5
166,802	165,841	237	216	6
				7
				8
				9
20,204,280	20,021,621	743,158	742,357	10
4,631,682	2,607,480	5	5	11
24,835,962	22,629,101	743,163	742,362	12
				13
24,835,962	22,629,101	743,163	742,362	14

Line 12, column (b) includes $ -18,002,829 of unbilled revenues.

Line 12, column (d) includes -124,450 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Service:					
2	Residential	5,056,189	562,143,014	624,818	8,092	0.1112
3	General Service	40,367	5,556,946	5,197	7,767	0.1377
4	Large Commercial	5	575	1	5,000	0.1150
5	Small General Service	67	8,770	1	67,000	0.1309
6	Outdoor Lighting	4,946	826,239			0.1671
7	Unbilled Residential	-40,581	-8,844,890			0.2180
8	Total	5,060,993	559,690,654	630,017	8,033	0.1106
9	Commercial Service:					
10	Residential	82	9,707	5	16,400	0.1184
11	General Commercial	85,655	5,675,202	93	921,022	0.0663
12	Large Commercial	83,494	8,103,593	58	1,439,552	0.0971
13	Industrial	353,885	25,608,956	23	15,386,304	0.0724
14	Medium General Service	1,272,589	123,496,620	776	1,639,934	0.0970
15	All Electric Large General Servic	279,507	23,202,871	365	765,773	0.0830
16	Low Load Factor	1,565	513,769			0.3283
17	Outdoor Lighting/Outdoor Night Li	57,372	9,207,785			0.1605
18	Emergency	262	28,745	3	87,333	0.1097
19	Small/Large School	204,479	21,018,065	360	567,997	0.1028
20	General Service	1,550,028	128,962,819	50,796	30,515	0.0832
21	Electric Space Conditioning	46,325	3,742,465			0.0808
22	Process Heating	9,009	698,056			0.0775
23	Small General Service	1,772,932	210,681,717	7,110	249,358	0.1188
24	Large General Service	981,788	73,258,491	94	10,444,553	0.0746
25	Unbilled Commercial	-43,007	-3,368,561			0.0783
26	Total	6,655,965	630,840,300	59,683	111,522	0.0948
27	Industrial Service:					
28	General Commercial	20,909	1,350,905	17	1,229,941	0.0646
29	General Service	32,591	3,825,105	1,215	26,824	0.1174
30	Electric Space Conditioning	358,521	29,560,087			0.0825
31	Process Heating	709,619	44,594,964			0.0628
32	Large Commercial	32,658	3,066,097	35	933,086	0.0939
33	Small General Service	418,857	48,706,683	1,628	257,283	0.1163
34	All Electric Large General Servic	311,801	22,083,306	128	2,435,945	0.0708
35	Industrial	546,711	36,511,203	42	13,016,929	0.0668
36	Medium General Service	910,970	96,356,168	549	1,659,326	0.1058
37	Large Industrial	3,090,275	107,231,649	12	257,522,917	0.0347
38	Large General Service	1,917,094	121,966,904	143	13,406,252	0.0636
39	Low Load Factor	3,163	893,928			0.2826
40	Outdoor Lighting/Outdoor Night Li	8,213	1,403,559			0.1709
41	TOTAL Billed	20,328,730	1,738,808,307	693,754	29,303	0.0855
42	Total Unbilled Rev.(See Instr. 6)	-124,450	-18,002,829	0	0	0.1447
43	TOTAL	20,204,280	1,720,805,478	693,754	29,123	0.0851

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Unbilled Industrial	-40,862	-5,789,378			0.1417
2	Total	8,320,520	511,761,180	3,769	2,207,620	0.0615
3	Public Service & Highway Lighting	166,802	18,513,344	285	585,270	0.1110
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	20,328,730	1,738,808,307	693,754	29,303	0.0855
42	Total Unbilled Rev.(See Instr. 6)	-124,450	-18,002,829	0	0	0.1447
43	TOTAL	20,204,280	1,720,805,478	693,754	29,123	0.0851

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

Schedule Page: 304 Line No.: 41 Column: c

Cleveland Electric Illuminating
Year: 2000

Estimated Fuel Revenue Included in Total Revenue on p. 304 due to Fuel Adjustment Clause

Residential Service:	
Residential	$70,382,150
General Service	$ 561,915
Large Commercial	$ 62
Small General Service	$ 935
Outdoor Lighting	$ 68,844
Commercial Service:	
Residential	$ 1,136
General Commercial	$ 1,192,321
Large Commercial	$ 1,162,243
Industrial	$ 4,926,088
Medium General Service	$17,714,435
All Electric Large General Service	$ 3,890,733
Low Load Factor	$ 21,781
Outdoor Lighting/Outdoor Night Lighting	$ 798,623
Emergency	$ 3,649
Small/Large School	$ 2,846,343
General Service	$21,576,390
Electric Space Conditioning	$ 644,845
Process Heating	$ 125,408
Small General Service	$24,679,217
Large General Service	$13,666,489
Industrial Service:	
General Commercial	$ 291,053
General Service	$ 453,671
Electric Space Conditioning	$ 4,990,606
Process Heating	$ 9,877,898
Large Commercial	$ 454,600
Small General Service	$ 5,830,485
All Electric Large General Service	$ 4,340,274
Industrial	$ 7,610,216
Medium General Service	$12,680,707
Large Industrial	$43,016,625
Large General Service	$ 26,685,947
Low Load Factor	$ 44,030
Outdoor Lighting/Outdoor Night Lighting	$ 114,325
Public Service & Highway Lighting	$ 2,321,884
Total	$282,975,928

Duplicate Customers Excluded from Totals in Columns d and e:

	Average Number of Customers (d)	KWH of Sales (e)
Residential Service:		
Outdoor Lighting	3,655	1,353
Commercial Service:		
Low Load Factor	205	7,634
Outdoor Lighting/Outdoor Night Lighting	13,255	4,328
Electric Space Conditioning	129	359,109
Process Heating	20	450,450
Industrial Service:		
Electric Space Conditioning	16	22,407,563
Process Heating	38	18,674,184
Low Load Factor	288	10,983
Outdoor Lighting/Outdoor Night Lighting	1,188	6,913
Total	18,794	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Cleveland Public Power	RQ	12	282.2	282.2	281.5
2	Wellsboro	RQ		18.5	18.5	18.5
3						
4	FirstEnergy Corp.	OS	[redacted]	NA	NA	NA
5	Ohio Edison Company	OS	[redacted]	NA	NA	NA
6	Pennsylvania Power Co.	OS	[redacted]	NA	NA	NA
7	The Toledo Edison Company	OS	[redacted]	NA	NA	NA
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
201		382,835		382,835	1
122,376		3,406,099		3,406,099	2
					3
4,467,746		115,177,087		115,177,087	4
13,773		236,716		236,716	5
15,959		303,870		303,870	6
11,627		176,879		176,879	7
					8
					9
					10
					11
					12
					13
					14
122,577	0	3,788,934	0	3,788,934	
4,509,105	0	115,894,552	0	115,894,552	
4,631,682	**0**	**119,683,486**	**0**	**119,683,486**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 4 Column: a

Associated Company.

Schedule Page: 310 Line No.: 4 Column: b

Applies to all OS Statistical Classification Codes in this column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 310 Line No.: 4 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 310 Line No.: 5 Column: a

Associated Company.

Schedule Page: 310 Line No.: 5 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 6 Column: a

Associated Company.

Schedule Page: 310 Line No.: 6 Column: c

FirstEnergy Joint Dispatch Agreement

Schedule Page: 310 Line No.: 7 Column: a

Associated Company.

Schedule Page: 310 Line No.: 7 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	13,083,409	11,631,197
5	(501) Fuel	132,126,745	176,824,624
6	(502) Steam Expenses	14,710,603	17,613,748
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	2,545,866	2,926,728
10	(506) Miscellaneous Steam Power Expenses	6,491,303	12,759,925
11	(507) Rents	45,709,737	45,658,624
12	(509) Allowances	1,522,342	965,933
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	216,190,005	268,380,779
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	1,212,707	2,030,658
16	(511) Maintenance of Structures	1,873,977	3,369,964
17	(512) Maintenance of Boiler Plant	35,825,079	29,233,797
18	(513) Maintenance of Electric Plant	5,521,378	4,154,916
19	(514) Maintenance of Miscellaneous Steam Plant	5,555,392	4,868,805
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	49,988,533	43,658,140
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	266,178,538	312,038,919
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	25,000,693	23,261,191
25	(518) Fuel	56,510,478	51,983,501
26	(519) Coolants and Water	1,606,654	1,345,727
27	(520) Steam Expenses	9,150,482	11,199,749
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	938,031	649,223
31	(524) Miscellaneous Nuclear Power Expenses	46,062,300	42,619,778
32	(525) Rents	36,091	41,477
33	TOTAL Operation (Enter Total of lines 24 thru 32)	139,304,729	131,100,646
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	13,366,102	10,547,393
36	(529) Maintenance of Structures	2,666,466	2,492,126
37	(530) Maintenance of Reactor Plant Equipment	12,009,082	10,586,569
38	(531) Maintenance of Electric Plant	5,810,405	3,265,577
39	(532) Maintenance of Miscellaneous Nuclear Plant	15,630,984	10,479,554
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	49,483,039	37,371,219
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	188,787,768	168,471,865
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	62,450	1,086,143
45	(536) Water for Power		10,000
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses	1,465,165	331,065
48	(539) Miscellaneous Hydraulic Power Generation Expenses	241,953	153,851
49	(540) Rents		-14,738
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	1,769,568	1,566,321

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering	35,030	43,383
54	(542) Maintenance of Structures		6,133
55	(543) Maintenance of Reservoirs, Dams, and Waterways	14,675	110,844
56	(544) Maintenance of Electric Plant	-19,097	118,655
57	(545) Maintenance of Miscellaneous Hydraulic Plant	1,912,978	72,322
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	1,943,586	351,337
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	3,713,154	1,917,658
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	-1,890	577
63	(547) Fuel	306,419	291
64	(548) Generation Expenses	9,271,565	657,364
65	(549) Miscellaneous Other Power Generation Expenses	44,015	10,891
66	(550) Rents	16,647	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	9,636,756	669,123
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures	413	
71	(553) Maintenance of Generating and Electric Plant	1,780,307	1,907,711
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	17,574	12,215
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	1,798,294	1,919,926
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	11,435,050	2,589,049
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	228,170,266	183,299,750
77	(556) System Control and Load Dispatching	1,152,253	2,819,803
78	(557) Other Expenses	1,495,943	406,586
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	230,818,462	186,526,139
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	700,932,972	671,543,630
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	621,000	1,946,086
84	(561) Load Dispatching	533,578	1,201,853
85	(562) Station Expenses	446,540	2,237,903
86	(563) Overhead Lines Expenses	173,163	543,656
87	(564) Underground Lines Expenses	2,452	84,704
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	14,660,978	1,754,452
90	(567) Rents	3,111,996	5,965,220
91	TOTAL Operation (Enter Total of lines 83 thru 90)	19,549,707	13,733,874
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	-69,215	202,768
94	(569) Maintenance of Structures	991,095	2,204,413
95	(570) Maintenance of Station Equipment	487,943	544,041
96	(571) Maintenance of Overhead Lines	1,818,945	1,741,381
97	(572) Maintenance of Underground Lines	129,995	619,600
98	(573) Maintenance of Miscellaneous Transmission Plant	6,754	58,937
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	3,365,517	5,371,140
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	22,915,224	19,105,014
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	6,709,943	6,780,241

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	2,076,176	2,335,528
106	(582) Station Expenses	739,353	659,232
107	(583) Overhead Line Expenses	820,447	978,966
108	(584) Underground Line Expenses	937,065	396,485
109	(585) Street Lighting and Signal System Expenses	36,131	30,296
110	(586) Meter Expenses	362,237	21,642
111	(587) Customer Installations Expenses	582,248	1,029,484
112	(588) Miscellaneous Expenses	9,091,892	10,249,920
113	(589) Rents	-101,124	-13,194
114	TOTAL Operation (Enter Total of lines 103 thru 113)	21,254,368	22,468,600
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	455,696	172,572
117	(591) Maintenance of Structures	4,023,886	2,523,831
118	(592) Maintenance of Station Equipment	164,189	112,918
119	(593) Maintenance of Overhead Lines	24,669,899	25,071,034
120	(594) Maintenance of Underground Lines	2,541,218	3,528,900
121	(595) Maintenance of Line Transformers	440,118	492,653
122	(596) Maintenance of Street Lighting and Signal Systems	1,502,140	1,498,604
123	(597) Maintenance of Meters	2,495,623	2,620,662
124	(598) Maintenance of Miscellaneous Distribution Plant	786,075	1,437,451
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	37,078,844	37,458,625
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	58,333,212	59,927,225
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	3,397,305	3,635,539
130	(902) Meter Reading Expenses	4,264,141	4,571,594
131	(903) Customer Records and Collection Expenses	15,743,594	17,261,836
132	(904) Uncollectible Accounts	25,815,588	18,385,530
133	(905) Miscellaneous Customer Accounts Expenses	2,006,815	891,439
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	51,227,443	44,745,938
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	150,236	1,809,673
138	(908) Customer Assistance Expenses	857,744	5,745,166
139	(909) Informational and Instructional Expenses	15	3,825
140	(910) Miscellaneous Customer Service and Informational Expenses	-138,337	1,046,403
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	869,658	8,605,067
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	10,107,610	12,059,190
146	(913) Advertising Expenses	3,181,912	2,336,306
147	(916) Miscellaneous Sales Expenses	319,739	555,265
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	13,609,261	14,950,761
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	17,976,931	16,109,574
152	(921) Office Supplies and Expenses	17,136,845	17,473,838
153	(Less) (922) Administrative Expenses Transferred-Credit	4,015,965	3,591,846

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	3,771,890	5,694,258
156	(924) Property Insurance	-2,449,918	18,165
157	(925) Injuries and Damages	4,153,608	4,630,454
158	(926) Employee Pensions and Benefits	23,643,193	18,317,586
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	7,299,622	2,327,338
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	2	-154
163	(930.2) Miscellaneous General Expenses	30,049,687	30,814,119
164	(931) Rents	2,130,262	3,249,614
165	TOTAL Operation (Enter Total of lines 151 thru 164)	99,696,157	95,042,946
166	Maintenance		
167	(935) Maintenance of General Plant	1,483,202	3,103,177
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	101,179,359	98,146,123
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	949,067,129	917,023,758

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	1,608
3. Total Part-Time and Temporary Employees	8
4. Total Employees	1,616

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Cleveland Public Power	RQ	12	282.2	282.2	281.5
2						
3	[redacted]	OS [redacted]	[redacted]	NA	NA	NA
4	[redacted]	OS	[redacted]	NA	NA	NA
5	[redacted]	OS	[redacted]	NA	NA	NA
6	[redacted]	OS	[redacted]	NA	NA	NA
7	MM Cuyahoga Energy, LLC	OS		NA	NA	NA
8	PJM Interconnection Association	OS		NA	NA	NA
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
21,443				293,047		293,047	1
							2
1,205,000				62,955,199		62,955,199	3
1,428,570				20,870,004		20,870,004	4
2,216,957				32,571,719		32,571,719	5
1,332,144				106,832,733		106,832,733	6
25,245				557,930		557,930	7
122,376				4,089,634		4,089,634	8
							9
							10
							11
							12
							13
							14
6,351,735				228,170,266		228,170,266	

Name of Respondent	This Report is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 3 Column: a

Associated Company.

Schedule Page: 326 Line No.: 3 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 326 Line No.: 3 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 326 Line No.: 4 Column: a

Associated Company.

Schedule Page: 326 Line No.: 4 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 5 Column: a

Associated Company.

Schedule Page: 326 Line No.: 5 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 6 Column: a

Associated Company.

Schedule Page: 326 Line No.: 6 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Cleveland Public Power	PASNY	Cleveland Public Power	OS
2	Cleveland Public Power	Cincinnati Gas & Electric	Cleveland Public Power	OS
3	Cleveland Public Power	Eastern Kentucky Power Coop	Cleveland Public Power	OS
4	Cleveland Public Power	Ohio Power Co.	Cleveland Public Power	OS
5	American Municipal Power - Ohio	Unspecified	Unspecified	OS
6	FirstEnergy Corp.	Unspecified	Unspecified	OS
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
				352	352	1
				550	550	2
				330	330	3
				890	890	4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	2,122	2,122	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	604,736		604,736	1
	944,900		944,900	2
	575,940		575,940	3
	1,302,406		1,302,406	4
	360,780		360,780	5
	6,208,323		6,208,323	6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	9,997,085	0	9,997,085	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 6 Column: a

Associated Company.

Schedule Page: 328 Line No.: 6 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328 Line No.: 6 Column: i

No MWH's physically came in or left the Company's system.

Schedule Page: 328 Line No.: 6 Column: j

No MWH's physically came in or left the Company's system.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	385,930
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	1,460,067
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	1,614,708
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Administrative and General Expenses - General	-343,226
7	Administrative Costs for Board of Directors	61,041
8	Directors Fees and Expenses	231,903
9	Area Development	170,310
10	Bank Service Charges and Commitment Fees	1,671,293
11	Casualty Insurance Amortization	-115,780
12	Civic and Political Activity	124,608
13	Community Service Activity	44,025
14	Distributed Labor Costs - Other	6,880
15	Memberships - Civic	149,698
16	Memberships - Industrial Associations	13,090
17	Ohio Consumers Counsel	665,535
18	PUCO - Division of Forecasting	89,046
19	Sales Tax Paid	6,511
20	Transfer of Charges between Administrative and	
21	General Expenses and Other Work in Progress	-96,283
22	Miscellaneous Administrative and General Expenses	
23	for Jointly Owned Base Load Units:	
24	FENOC - Company's portion of	
25	Beaver Valley Power Station	3,939,285
26	Ohio Edison Company - Company's portion of	
27	Sammis Plant	1,393,797
28	Pennsylvania Power Company - Company's portion of	
29	Bruce Mansfield Plant	3,215,386
30	Toledo Edison Company - Company's portion of	
31	Davis-Besse Power Station	15,354,904
32	All Others (5 Items)	6,959
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	30,049,687

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)

(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.

Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.

In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.

For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.

4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant	38,278,838	2,342,663		40,621,501
3	Nuclear Production Plant	42,826,191	6,223,164		49,049,355
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage	1,326,007			1,326,007
6	Other Production Plant	147,551			147,551
7	Transmission Plant	12,483,946	122,019		12,605,965
8	Distribution Plant	39,646,825	65,971		39,712,796
9	General Plant	3,845,607	630,478		4,476,085
10	Common Plant-Electric				
11	TOTAL	138,554,965	9,384,295		147,939,260

B. Basis for Amortization Charges

Column C represents amortization of the following:

Leasehold improvements over the life of the lease; Davis Besse intangible engineering costs over the remaining life, software costs amortized over a seven year period; and AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

No change in basis or method of amortization has been made from the preceding year.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2	Seneca Plant Acquisition Adjustment, Contra Account	
3	Charged is Account 115; Amortization Period is	
4	June 2000 through December 2020	858,177
5		
6	Total 425	858,177
7		
8	Miscellaneous Income Deductions	
9	Donations (Account 426.1)	
10	Civic	85,093
11	Conservation Programs	390,084
12	Customer Assistance Programs	-143,945
13	School Activities	72,268
14	Special Programs	109,176
15	All Others (4 Items)	50,511
16		
17	Total 426.1	563,187
18		
19	Life Insurance (Account 426.2)	
20		
21	Penalties (Account 426.3) 9 items	524
22		
23	Total 426.3	524
24		
25	Expenditures for Certain Civic, Political, and	
26	Related Activities (Account 426.4)	
27	Salary and Expenses of Employees who are	
28	Registerd Lobbyists	395,729
29	All Others (3 Items)	29,673
30		
31	Total 426.4	425,402
32		
33	Other Deductions (Account 426.5)	
34	Accounts Receivable Financing Sale Costs	19,219,786
35	Sale of M&S Inventory	3,432,344
36	All Others (7 Items)	43,243
37		
38	Total 426.5	22,695,373
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Interest on Debt to Associated Companies	
2	(Account 430)	
3	FirstEnergy Corp. -	
4	Notes Payable - 5.81% - 6.65%	1,660,018
5	Ohio Edison Company -	
6	Notes Payable - 5.91% - 6.65%	1,712,405
7	Toledo Edison Company	
8	Notes Payable - 6.68% - 8.18%	3,880
9		
10	Total 430	3,376,303
11		
12	Other Interest Expense (Account 431)	
13	Customer Deposits - 5.00%	1,227,538
14	Capital Lease Interest - 9.50%	688,329
15	Eastlake Tax Settlement - 2.70% - 3.05%	283,634
16	All Others (3 Items)	1,807
17		
18	Total 431	2,201,308
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Regulatory Commission Fees				
2	A) Public Utilities Commission of Ohio	2,163,289		2,163,289	
3	B) Federal Energy Regulatory Commission	84,376		84,376	
4					
5	2) Restructuring Transition Costs		5,032,307	5,032,307	
6					
7	3) Miscellaneous		19,650	19,650	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	2,247,665	5,051,957	7,299,622	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO			Deferred to Account 182.3	Contra Account	Amount	Deferred in Account 182.3 End of Year	Line No.
Department (f)	Account No. (g)	Amount (h)	(i)	(j)	(k)	(l)	
							1
Electric	928	2,163,289					2
Electric	928	84,376					3
							4
Electric	928	5,032,307					5
							6
Electric	928	19,650					7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		7,299,622					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
 (1) Generation
  a. hydroelectric
   i. Recreation fish and wildlife
   ii Other hydroelectric
  b. Fossil-fuel steam
  c. Internal combustion or gas turbine
  d. Nuclear
  e. Unconventional generation
  f. Siting and heat rejection
 (3) Transmission
  a. Overhead
  b. Underground
 (4) Distribution
 (5) Environment (other than equipment)
 (6) Other (Classify and include items in excess of $5,000.)
 (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
 (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2	(1) Generation	Eastlake Unit #3 Combustion Optimization
3		Eastlake Unit #5 Precipitator Improvements
4		
5		
6	(5) Environment	Forced Oxidation Gypsum (FOG)
7		High Carbon Flyash
8		
9	B. Electric R, D & D Performed Externally	
10	(1) Research Support to the Electric	EPRI - Research Subscription
11	Power Research Institute	EPRI - Research Subscription
12		EPRI - Research Subscription
13		
14		
15		EPRI - Clean Coal "Real Options" Project
16		EPRI - Combustion Turbine Operations Training
17		EPRI - Maintenance Rule Users Group
18		EPRI - Motor Operated Valve Performance Prediction
19		EPRI - Opacity Reduction Study
20		EPRI - Repair & Replacement Center Membership
21		EPRI - Revision of Ambient Iron Water Quality Study
22		EPRI - Seismic Equipment Qualification
23		EPRI - Steubenville Monitoring / PM 2.5 Specification
24		EPRI - Technical Management Best Practices
25		EPRI - Miscellaneous under $5,000 (6)
26		
27	(3) Research Support to Nuclear Power Group	BWR - VIP Materials Research for Components
28		
29		
30		
31		
32		
33		
34		
35		
36	Total	
37		
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No.
					1
480		10711	480		2
106,953	3,091	10610	110,044		3
					4
					5
47,316		10711	47,316		6
-150		18810	-150		7
					8
					9
	548,973	93081	548,973		10
	388,085	92110	388,085		11
	27,155	55710	27,155		12
					13
					14
	6,900	92110	6,900		15
	20,127	92110	20,127		16
	14,400	52410	14,400		17
	7,500	51710	7,500		18
	-112,100	18810	-112,100		19
	12,500	51710	12,500		20
	8,198	92110	8,198		21
	7,500	52410	7,500		22
	16,395	92110	16,395		23
	11,736	92110	11,736		24
	8,927	92110	8,927		25
					26
	73,867	52410	73,867		27
					28
					29
					30
					31
					32
					33
					34
					35
154,599	1,043,254		1,197,853		36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	18,447,861		
4	Transmission	465,608		
5	Distribution	8,279,398		
6	Customer Accounts	7,807,282		
7	Customer Service and Informational	19,912		
8	Sales	15,008		
9	Administrative and General	2,747,693		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	37,782,762		
11	Maintenance			
12	Production	12,986,408		
13	Transmission	1,010,198		
14	Distribution	15,607,440		
15	Administrative and General	291,807		
16	TOTAL Maint. (Total of lines 12 thru 15)	29,895,853		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	31,434,269		
19	Transmission (Enter Total of lines 4 and 13)	1,475,806		
20	Distribution (Enter Total of lines 5 and 14)	23,886,838		
21	Customer Accounts (Transcribe from line 6)	7,807,282		
22	Customer Service and Informational (Transcribe from line 7)	19,912		
23	Sales (Transcribe from line 8)	15,008		
24	Administrative and General (Enter Total of lines 9 and 15)	3,039,500		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	67,678,615	17,335,188	85,013,803
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	67,678,615	17,335,188	85,013,803
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	9,564,011	2,449,724	12,013,735
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	9,564,011	2,449,724	12,013,735
69	Plant Removal (By Utility Departments)			
70	Electric Plant	567,219	145,287	712,506
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	567,219	145,287	712,506
74	Other Accounts (Specify):			
75	Non-Utility Plants	266,245		266,245
76	Jobbing Contract & Preliminary Survey	1,019,469		1,019,469
77	Other Income	488		488
78	Clearing	19,930,199	-19,930,199	
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	21,216,401	-19,930,199	1,286,202
96	TOTAL SALARIES AND WAGES	99,026,246		99,026,246

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	10,912,054
4	Nuclear	9,510,089
5	Hydro-Conventional	
6	Hydro-Pumped Storage	365,950
7	Other	3,526
8	Less Energy for Pumping	490,366
9	Net Generation (Enter Total of lines 3 through 8)	20,301,253
10	Purchases	6,351,735
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	2,122
17	Delivered	2,122
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	26,652,988

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	20,204,280
23	Requirements Sales for Resale (See instruction 4, page 311.)	122,577
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	4,509,105
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	37,787
27	Total Energy Losses	1,779,239
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	26,652,988

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. Include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK		
				Megawatts (See Instr. 4) (d)	Day of Month (e)	Hour (f)
29	January	2,176,209	235,620	3,488	27	6PM - 7PM
30	February	2,122,681	325,695	3,314	1	6PM - 7PM
31	March	2,182,352	355,850	3,217	16	1PM - 2PM
32	April	1,934,888	301,948	3,092	11	9AM -10AM
33	May	2,222,337	357,858	3,858	9	2PM - 3PM
34	June	2,207,561	264,406	4,280	14	1PM - 2PM
35	July	2,143,699	304,837	3,747	27	1PM - 2PM
36	August	2,396,890	443,076	4,027	31	2PM - 3PM
37	September	2,110,477	266,952	4,034	1	1PM - 2PM
38	October	2,198,216	375,892	3,147	2	12PM -1PM
39	November	2,376,380	683,760	3,356	20	5PM - 6PM
40	December	2,581,298	593,211	3,519	19	6PM - 7PM
41	TOTAL	26,652,988	4,509,105			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Ashtabula* (b)			Plant Name: *W. H. Sammis #7* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1953			1971		
4	Year Last Unit was Installed	1958			1971		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	388.00			212.00		
6	Net Peak Demand on Plant - MW (60 minutes)	258			202		
7	Plant Hours Connected to Load	6256			5453		
8	Net Continuous Plant Capability (Megawatts)	376			187		
9	When Not Limited by Condenser Water	376			187		
10	When Limited by Condenser Water	375			187		
11	Average Number of Employees	91			0		
12	Net Generation, Exclusive of Plant Use - KWh	1145487000			862110000		
13	Cost of Plant: Land and Land Rights	426117			1288257		
14	Structures and Improvements	33638653			25696475		
15	Equipment Costs	164515705			153035790		
16	Total Cost	198580475			180020522		
17	Cost per KW of Installed Capacity (line 5)	511.8053			849.1534		
18	Production Expenses: Oper, Supv, & Engr	1754681			706501		
19	Fuel	18935619			9840433		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	1508281			337049		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	958314			115771		
25	Misc Steam (or Nuclear) Power Expenses	808736			847081		
26	Rents	0			0		
27	Allowances	147152			184097		
28	Maintenance Supervision and Engineering	56996			405614		
29	Maintenance of Structures	683318			27701		
30	Maintenance of Boiler (or reactor) Plant	3357087			3234866		
31	Maintenance of Electric Plant	1954142			1434896		
32	Maintenance of Misc Steam (or Nuclear) Plant	891724			602288		
33	Total Production Expenses	31056050			17736297		
34	Expenses per Net KWh	0.0271			0.0206		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Oil	Total	Coal	Oil	Total
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Tons	BBL		Tons	BBL	
37	Quantity (units) of Fuel Burned	701498	8072	0	339672	1699	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	9173	138963	0	12042	138913	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	25.270	40.560	0.000	28.880	34.590	0.000
40	Average Cost of Fuel per Unit Burned	25.997	40.559	0.000	28.946	4.819	0.000
41	Average Cost of Fuel Burned per Million BTU	1.417	6.949	0.000	1.202	0.826	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.016	0.000	0.000	0.011
43	Average BTU per KWh Net Generation	0.000	0.000	11276.000	0.000	0.000	9497.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Bruce Mansfield* (d)			Plant Name: *Beaver Valley #2* (e)			Plant Name: *Perry #1* (f)			Line No.
		Steam			Nuclear			Nuclear	1
		Conventional			Conventional			Conventional	2
		1976			1987			1987	3
		1980			1987			1987	4
		511.00			217.00			561.00	5
		503			210			579	6
		8779			7805			8507	7
		483			201			535	8
		483			201			535	9
		483			201			524	10
		0			0			861	11
		3302129000			1524201000			4523427000	12
		3322826			0			1351839	13
		2727926			0			90283051	14
		65372767			1675600			521547580	15
		71423519			1675600			613182470	16
		139.7721			7.7217			1093.0169	17
		2322195			4279595			8094865	18
		33655528			7150754			23813677	19
		0			283139			528567	20
		8085031			1571687			2977517	21
		0			0			0	22
		0			0			0	23
		362239			-13835			7240	24
		1642297			11591409			17705550	25
		45709737			20104			15987	26
		97976			0			0	27
		433280			1675752			938592	28
		52713			62980			138788	29
		4085101			1130754			4646450	30
		191238			1829066			814087	31
		1498336			7502967			3543144	32
		98135671			37084372			63224464	33
		0.0297			0.0243			0.0140	34
Coal	Oil	Total	Nuclear			Nuclear			35
Tons	BBL		MMBTU			MMBTU			36
1361231	5820	0	16521453	0	0	47170629	0	0	37
12390	138525	0	0	0	0	0	0	0	38
23.440	30.460	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
24.594	30.510	0.000	0.433	0.000	0.000	0.505	0.000	0.000	40
0.992	5.244	0.000	0.433	0.000	0.000	0.505	0.000	0.000	41
0.000	0.000	0.010	0.005	0.000	0.000	0.005	0.000	0.000	42
0.000	0.000	10226.000	10839.000	0.000	0.000	10428.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Davis-Besse #1* (b)	Plant Name: *Unseg Nuclear Chgs* (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Nuclear	
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional	
3	Year Originally Constructed	1977	
4	Year Last Unit was Installed	1977	
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	475.00	0.00
6	Net Peak Demand on Plant - MW (60 minutes)	465	0
7	Plant Hours Connected to Load	7626	0
8	Net Continuous Plant Capability (Megawatts)	454	0
9	When Not Limited by Condenser Water	454	0
10	When Limited by Condenser Water	449	0
11	Average Number of Employees	0	0
12	Net Generation, Exclusive of Plant Use - KWh	3462461000	0
13	Cost of Plant: Land and Land Rights	1132687	0
14	Structures and Improvements	34760576	0
15	Equipment Costs	172539276	0
16	Total Cost	208432539	0
17	Cost per KW of Installed Capacity (line 5)	438.8053	0.0000
18	Production Expenses: Oper, Supv, & Engr	12626233	0
19	Fuel	15268473	10277574
20	Coolants and Water (Nuclear Plants Only)	794948	0
21	Steam Expenses	4601278	0
22	Steam From Other Sources	0	0
23	Steam Transferred (Cr)	0	0
24	Electric Expenses	944626	0
25	Misc Steam (or Nuclear) Power Expenses	16765341	0
26	Rents	0	0
27	Allowances	0	0
28	Maintenance Supervision and Engineering	10751758	0
29	Maintenance of Structures	2464698	0
30	Maintenance of Boiler (or reactor) Plant	6231878	0
31	Maintenance of Electric Plant	3167252	0
32	Maintenance of Misc Steam (or Nuclear) Plant	4584873	0
33	Total Production Expenses	78201358	10277574
34	Expenses per Net KWh	0.0226	0.0000

Line No.	Item (a)	(b)			(c)		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear					
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	MMBTU					
37	Quantity (units) of Fuel Burned	37070852	0	0	0	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	0.412	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	0.412	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.004	0.000	0.000	0.000	0.000	0.000
43	Average BTU per KWh Net Generation	10707.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Eastlake* (d)	Plant Name: *Lake Shore* (e)	Plant Name: *Lake Shore G.T.* (f)	Line No.
Steam	Steam	Gas Turbine	1
Conventional	Conventional	Conventional	2
1953	1962	1966	3
1972	1962	1966	4
1257.00	256.00	4.00	5
1206	240	4	6
8784	8043	102	7
1233	245	4	8
1233	245	4	9
1222	243	4	10
224	43	0	11
5257262000	345066000	414000	12
1510418	2280261	0	13
80799645	22998394	0	14
619357369	81270952	437738	15
701667432	106549607	437738	16
558.2080	416.2094	109.4345	17
7157861	1142171	-136	18
62275596	7419569	2849	19
0	0	0	20
3768675	1011567	0	21
0	0	0	22
0	0	0	23
1689716	137425	13311	24
2189746	1003443	2804	25
0	0	2	26
1061308	31809	0	27
291034	25783	0	28
1101717	-8528	30	29
20930883	4217142	0	30
3411479	231130	9560	31
1968477	594567	1268	32
105846492	15823134	29688	33
0.0201	0.0459	0.0717	34

									Line No.
Coal	Oil	Total	Coal	Oil	Total	Oil			35
Tons	BBL		Tons	BBL		BBL			36
2383720	35509	0	236590	8104	0	576	0	0	37
11326	138250	0	9202	138283	0	138540	0	0	38
24.450	30.170	0.000	26.510	51.940	0.000	51.940	0.000	0.000	39
25.676	30.169	0.000	29.455	55.636	0.000	4.946	0.000	0.000	40
1.133	5.196	0.000	1.600	9.579	0.000	0.850	0.000	0.000	41
0.000	0.000	0.012	0.000	0.000	0.022	0.007	0.000	0.000	42
0.000	0.000	10312.000	0.000	0.000	12754.000	8098.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Eastlake G. T.* (b)	Plant Name: (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Gas Turbine	
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional	
3	Year Originally Constructed	1973	
4	Year Last Unit was Installed	1973	
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	32.00	0.00
6	Net Peak Demand on Plant - MW (60 minutes)	29	0
7	Plant Hours Connected to Load	123	0
8	Net Continuous Plant Capability (Megawatts)	29	0
9	When Not Limited by Condenser Water	29	0
10	When Limited by Condenser Water	24	0
11	Average Number of Employees	0	0
12	Net Generation, Exclusive of Plant Use - KWh	1445000	0
13	Cost of Plant: Land and Land Rights	0	0
14	Structures and Improvements	0	0
15	Equipment Costs	4285035	0
16	Total Cost	4285035	0
17	Cost per KW of Installed Capacity (line 5)	133.9073	0.0000
18	Production Expenses: Oper, Supv, & Engr	-1754	0
19	Fuel	112426	0
20	Coolants and Water (Nuclear Plants Only)	0	0
21	Steam Expenses	0	0
22	Steam From Other Sources	0	0
23	Steam Transferred (Cr)	0	0
24	Electric Expenses	123308	0
25	Misc Steam (or Nuclear) Power Expenses	36075	0
26	Rents	20	0
27	Allowances	0	0
28	Maintenance Supervision and Engineering	0	0
29	Maintenance of Structures	383	0
30	Maintenance of Boiler (or reactor) Plant	0	0
31	Maintenance of Electric Plant	69240	0
32	Maintenance of Misc Steam (or Nuclear) Plant	16306	0
33	Total Production Expenses	356004	0
34	Expenses per Net KWh	0.2464	0.0000

Line No.	Item (a)	(b)			(c)		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Oil					
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	BBL					
37	Quantity (units) of Fuel Burned	4976	0	0	0	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	138273	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	27.790	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	22.594	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	3.890	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.078	0.000	0.000	0.000	0.000	0.000
43	Average BTU per KWh Net Generation	19998.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 402 Line No.: 5 Column: c

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: d

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: e

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: f

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 10 Column: f

Limited by condenser water temperature only.

Schedule Page: 402 Line No.: 19 Column: b

Includes $371,246 of natural gas for package boiler used for heating and process steam. This amount is not included in the calculation of unit costs shown at the bottom of column (b).

Schedule Page: 402.1 Line No.: 5 Column: b

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 19 Column: c

Represents unsegregated fixed charges related to fuel for Beaver Valley #2, Perry #1 and Davis-Besse #1.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PUMPED STORAGE GENERATING PLANT STATISTICS (Large Plants)

1. Large plants and pumped storage plants of 10,000 Kw or more of installed capacity (name plate ratings)
2. If any plant is leased, operating under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. Give project number.
3. If net peak demand for 60 minutes is not available, give the which is available, specifying period.
4. If a group of employees attends more than one generating plant, report on line 8 the approximate average number of employees assignable to each plant.
5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power System Control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."

Line No.	Item (a)	FERC Licensed Project No. 2280 Plant Name: Seneca (b)
1	Type of Plant Construction (Conventional or Outdoor)	Conventional
2	Year Originally Constructed	1969
3	Year Last Unit was Installed	1969
4	Total installed cap (Gen name plate Rating in MW)	469
5	Net Peak Demaind on Plant-Megawatts (60 minutes)	441
6	Plant Hours Connect to Load While Generating	2,288
7	Net Plant Capability (in megawatts)	435
8	Average Number of Employees	10
9	Generation, Exclusive of Plant Use - Kwh	365,950,000
10	Energy Used for Pumping	490,366,000
11	Net Output for Load (line 9 - line 10) - Kwh	-124,416,000
12	Cost of Plan:	
13	Land and Land Rights	18
14	Structures and Improvements	9,275,381
15	Reservoirs, Dams, and Waterways	70,089,595
16	Water Wheels, Turbines, and Generators	25,501,879
17	Accessory Electric Equipment	3,758,489
18	Miscellaneous Powerplant Equipment	9,812,144
19	Roads, Railroads, and Bridges	
20	Total cost (total 13 thru 19)	118,437,506
21	Cost per KW of installed cap (line 20/line4)	252.5320
22	Production Expenses	
23	Operation Supervision and Engineering	62,450
24	Water for Power	
25	Pumped Storage Expenses	
26	Electric Expenses	1,465,165
27	Misc Pumped Storage Power generation Expenses	241,953
28	Rents	
29	Maintenance Supervision and Engineering	35,030
30	Maintenance of Structures	
31	Maintenance of Reservoirs, Dams, and Waterways	14,675
32	Maintenance of Electric Plant	-19,097
33	Maintenance of Misc Pumped Storage Plant	1,912,978
34	Production Exp Before Pumping Exp (23 thru 33)	3,713,154
35	Pumping Expenses	
36	Total Production Exp (total 34 and 35)	3,713,154
37	Expenses per KWh (line 36/line 9)	0.0101

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PUMPED STORAGE GENERATING PLANT STATISTICS (Large Plants) (Continued)

6. Pumping energy (Line 10) is that energy measured as input to the plant for pumping purposes.
7. Include on Line 35 the cost of energy used in pumping into the storage reservoir. When this item cannot be accurately computed leave Lines 35, 36 and 37 blank and describe at the bottom of the schedule the company's principal sources of pumping power, the estimated amounts of energy from each station or other source that individually provides more than 10 percent of the total energy used for pumping, and production expenses per net MWH as reported herein for each source described. Group together stations and other resources which individually provide less than 10 percent of total pumping energy. If contracts are made with others to purchase power for pumping, give the supplier contract number, and date of contract.

FERC Licensed Project No. 0 Plant Name: (c)	FERC Licensed Project No. 0 Plant Name: (d)	FERC Licensed Project No. 0 Plant Name: (e)	Line No.
			1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants)

1. Small generating plants are steam plants of, less than 25,000 Kw; internal combustion and gas turbine-plants, conventional hydro plants and pumped storage plants of less than 10,000 Kw installed capacity (name plate rating). 2. Designate any plant leased from others, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, and give a concise statement of the facts in a footnote. If licensed project, give project number in footnote.

Line No.	Name of Plant (a)	Year Orig. Const. (b)	Installed Capacity Name Plate Rating (In MW) (c)	Net Peak Demand MW (60 min.) (d)	Net Generation Excluding Plant Use (e)	Cost of Plant (f)
1	Combustion Turbine					
2						
3	Leased Diesel Generators	2000	102.50	80.0	1,681,000	
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants) (Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, Page 403. 4. If net peak demand for 60 minutes is not available, give the which is available, specifying period. 5. If any plant is equipped with combinations of steam, hydro internal combustion or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost Per MW Inst Capacity (g)	Operation Exc'l. Fuel (h)	Production Expenses: Fuel (i)	Production Expenses: Maintenance (j)	Kind of Fuel (k)	Fuel Costs (in cents (per Million Btu) (l)	Line No.
						1
						2
	8,439,108	191,144		Oil	773	3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
						45
						46

Schedule Page: 410 Line No.: 3 Column: a

Represents an aggregate of 82 temporary leased diesel generators installed at various Company locations in 2000. Each individual generator has a maximum generator nameplate rating of 1.25 MW.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Ashtabula	Erie West (Penelec Co)						
2	Avon	Beaver #1						
3	Avon	Beaver #2						
4	Avon	Juniper						
5	Eastlake Tap	Juniper						
6	Hanna	Canton Central						
7	Harding	Fox						
8	Inland	Harding						
9	Jumiper	Hanna						
10	Juniper	Harding						
11	Juniper	Star						
12	Perry	Ashtabula						
13	Perry	Eastlake						
14	Perry	Harding						
15	Perry	Inland						
16	Expenses for 345 KV LINES							
17	TOTAL 345 KV LINES							
18	Seneca	Glade	230.00	230.00	Steel Tower	0.68		1
19	TOTAL 230 KV LINES					0.68		1
20								
21	Ashtabula	Ashtabula-C (LPC)						
22	Ashtabula	Conneaut						
23	Ashtabula	Mayfield						
24	Avon	Emily						
25	Avon	Fowles						
26	Avon	Fox						
27	Carlisle	Lorain East						
28	Dell Tap	Dell						
29	Eastlake	Jordan						
30	Eastlake	Lloyd						
31	Eastlake	Mayfield						
32	Eastlake	Mayfield - Northfield						
33	Eastlake	Nursery						
34	Emily	Fox						
35	Fowles	Fox						
36					TOTAL	2,144.10	5.60	6

Name of Respondent Cleveland Electric Illuminating Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
(i)	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	493,397		493,397					1
	1,009,275		1,009,275					2
	75,716		75,716					3
	5,573,567		5,573,567					4
	4,289,132		4,289,132					5
	1,978,441		1,978,441					6
	2,108,527		2,108,527					7
	448,283		448,283					8
	2,079,067		2,079,067					9
	2,702,398		2,702,398					10
	1,161,027		1,161,027					11
	1,926,041		1,926,041					12
	3,755,534		3,755,534					13
	1,090,361		1,090,361					14
	7,610,109		7,610,109					15
				3,581	101,779	2,574,420	2,679,780	16
	36,300,875		36,300,875	3,581	101,779	2,574,420	2,679,780	17
2495 ACRS		183,290	183,290					18
		183,290	183,290					19
								20
	15,143		15,143					21
	66,571		66,571					22
	881,213	3,331,815	4,213,028					23
	892,034	603,618	1,495,652					24
	1,110,647		1,110,647					25
	835,314	58,122	893,436					26
	74,546		74,546					27
	231,089		231,089					28
	683,354		683,354					29
	3,227,225		3,227,225					30
	192,015		192,015					31
	371,344		371,344					32
	93,692	34,635	128,327					33
	96,114		96,114					34
	528,300		528,300					35
	57,253,600	156,716,198	213,969,798	147,083	1,209,962	2,604,613	3,961,658	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Fowles	NASA						
2	Fowles	Pleasant Valley						
3	Fox	Clinton						
4	Hamilton	Horizon						
5	Harding	Jennings						
6	Harding	Jennings (LTV East)						
7	Horizon	Jennings						
8	IX Center Supply	Ford						
9	Jennings	Clark						
10	Johnson	Lorain						
11	Jordan	Inland						
12	Juniper	Jennings						
13	Juniper	Newburgh						
14	Juniper	Pleasant Valley						
15	Lake Shore	Inland (Leased)	138.00	138.00	Steel Pole		5.60	1
16	Leroy Center	Nursery						
17	Mayfield	Northfield						
18	Northfield	Juniper						
19	Pleasant Valley	Harding						
20	Pleasant Valley	West Akron (East)						
21	Expenses for 138 KV Lines							
22	TOTAL 138 KV LINES						5.60	1
23								
24	34.5 KV Ovhd Trans. Lines				Various	811.70		2
25	34.5 KV Ovhd Trans. Lines				Various	218.27		1
26	23 KV Ovhd Trans. Lines				Various	49.36		1
27								
28	69 KV UG Trans. Lines					30.60		
29	34.5 KV UG Trans. Lines					212.43		
30	23 KV UG Trans. Lines					821.06		
31								
32								
33								
34								
35								
36					TOTAL	2,144.10	5.60	6

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	126,833		126,833					1
	179,020		179,020					2
	42,956		42,956					3
	174,715		174,715					4
	377,337		377,337					5
	184,462		184,462					6
	963,411		963,411					7
	43,879		43,879					8
	14,546		14,546					9
	66,229		66,229					10
	58,918		58,918					11
	1,436,975		1,436,975					12
	919,711		919,711					13
	61,158		61,158					14
1192ACSR		2,335,512	2,335,512					15
	114,757		114,757					16
	1,843,712		1,843,712					17
	23,546		23,546					18
	108,347		108,347					19
	309,096		309,096					20
				16,916	158,394	30,193	205,503	21
	16,348,209	6,363,702	22,711,911	16,916	158,394	30,193	205,503	22
								23
	2,956,741	61,705,094	64,661,835	180	680,442		680,622	24
								25
	257,919	3,061,148	3,319,067	516	3,327		3,843	26
								27
	1,389,856	4,096,956	5,486,812	18,365	140,103		158,468	28
		24,003,564	24,003,564	-11,808	35,416		47,224	29
		57,302,444	57,302,444	95,717	90,501		186,218	30
								31
								32
								33
								34
								35
	57,253,600	156,716,198	213,969,798	147,083	1,209,962	2,604,613	3,961,658	36

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422 Line No.: 17 Column: j

These land assets are leased to American Transmission System Inc.
per the ground lease arrangement dated Sept. 1, 2000.

Schedule Page: 422.1 Line No.: 22 Column: j

Footnote Linked. See note on 422, Row: 17, col/item: j

Schedule Page: 422.1 Line No.: 28 Column: j

Footnote Linked. See note on 422, Row: 17, col/item: j

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Ashtabula	Ashtabula Twp., Ohio	Trans. Attended	0.01	0.14	
2	Ashtabula	Ashtabula Twp., Ohio	Trans. Attended	0.01	0.14	
3	Ashtabula	Ashtabula Twp., Ohio	Trans. Attended	0.13	0.35	
4	B. Mansfield	Shippingport, Pa.	Trans. Attended	0.02	0.35	
5	Beaver Valley #2	Shippingport, Pa.	Trans. Attended	0.02	0.35	
6	Davis-Besse	Port Clinton, Ohio	Trans. Attended	0.02	0.35	
7	Eastlake	Eastlake, Ohio	Trans. Attended	0.01	0.14	
8	Eastlake	Eastlake, Ohio	Trans. Attended	0.02	0.35	
9	Eastlake	Eastlake, Ohio	Trans. Attended	0.01	0.14	
10	Lake Shore	Cleveland, Ohio	Trans. Attended	0.01	0.14	
11	Lake Shore	Cleveland, Ohio	Trans. Attended	0.01	0.13	
12	Lake Shore	Cleveland, Ohio	Trans. Attended	0.02	0.13	
13	Perry	Perry Twp., Ohio	Trans. Attended	0.02	0.35	
14	Seneca	Warren County, Pa.	Trans. Attended	0.01	0.23	
15	W.H. Sammis	Stratton, Ohio	Trans. Attended	0.02	0.35	
16						
17	Tot Step-Up Substation					
18						
19	Admiral	Avon Lake, Ohio	Trans. Unattended	0.14	0.01	
20	Avondale	Avon Lake, Ohio	Trans. Unattended	0.01	0.03	
21	Clark	Cleveland, Ohio	Trans. Unattended	0.14	0.01	
22	Clinton	Brooklyn, Ohio	Trans. Unattended	0.14	0.01	
23	Dawson	Westlake, Ohio	Trans. Unattended	0.14	0.03	
24	Grant	Cuyahoga Hts Vlg., Ohio	Trans. Unattended	0.14	0.01	
25	Grovewood	Brooklyn, Ohio	Trans. Unattended	0.14	0.03	0.01
26	Hamilton	Cleveland, Ohio	Trans. Unattended	0.14	0.01	
27	Horizon	Cleveland, Ohio	Trans. Unattended	0.14	0.01	
28	Hummel	Brook Park, Ohio	Trans. Unattended	0.14	0.03	0.01
29	Ivy	Cleveland, Ohio	Trans. Unattended	0.14	0.03	0.01
30	Jersey	East Cleveland, Ohio	Trans. Unattended	0.03	0.01	
31	Jordon	East Cleveland, Ohio	Trans. Unattended	0.14	0.03	0.01
32	Lloyd	Wickliffe, Ohio	Trans. Unattended	0.14	0.03	0.01
33	Mayfield	Chester Twp., Ohio	Trans. Unattended	0.14	0.03	0.01
34	Nathan	Mentor, Ohio	Trans. Unattended	0.14	0.03	0.01
35	Newburgh	Cleveland, Ohio	Trans. Unattended	0.14	0.07	
36	Newburgh	Cleveland, Ohio	Trans. Unattended	0.07	0.01	
37	Newburgh	Cleveland, Ohio	Trans. Unattended	0.14	0.07	0.01
38	Northfield	Walton Hills Vlg., Ohio	Trans. Unattended	0.14	0.03	0.01
39	Nursery	Painsville Twp., Ohio	Trans. Unattended	0.14	0.03	0.01
40	Sanborn	Saybrook Twp., Ohio	Trans. Unattended	0.14	0.03	0.01

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
260	13					1
300	1					2
202	1					3
539	3	1				4
231	1					5
504	1	1				6
725	4					7
620	1					8
78	1					9
324	3					10
120	3					11
319	3					12
625	3	4				13
459	3					14
225	1	1				15
						16
5531	42	7				17
						18
60	1					19
100	4					20
117	7					21
134	9					22
202	2					23
108	9	2				24
302	3					25
206	4					26
140	2					27
192	4					28
180	3					29
60	4					30
302	3					31
216	12					32
240	4					33
202	2					34
100	1					35
108	4					36
112	1					37
175	10					38
132	3					39
130	3					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1						
2	Tot. Transmission Substations					
3						
4	Almar	Shaker Hts, Ohio	Distr. Unattended	0.03		
5	Astor	Avon, Ohio	Distr. Unattended	0.14	0.01	
6	Babbitt	Euclid, Ohio	Distr. Unattended	0.03		
7	Bond	Ashtabula, Ohio	Distr. Unattended	0.01		
8	Buckeye	Cleveland, Ohio	Distr. Unattended	0.03	0.01	
9	Canal	Cleveland, Ohio	Distr. Unattended	0.03		
10	Center	Rocky River, Ohio	Distr. Unattended	0.03		
11	Chester	Cleveland, Ohio	Distr. Unattended	0.01		
12	Clifford	Olmsted Twp., Ohio	Distr. Unattended	0.14	0.01	
13	College	Cleveland, Ohio	Distr. Unattended	0.01		
14	Crestwood	Westlake, Ohio	Distr. Unattended	0.14	0.01	
15	Crystal	North Olmsted, Ohio	Distr. Unattended	0.14	0.01	
16	Dale	Westlake, Ohio	Distr. Unattended	0.03	0.14	
17	Darwin	Westlake, Ohio	Distr. Unattended	0.14	0.01	
18	Dell	North Olmsted, Ohio	Distr. Unattended	0.14	0.01	
19	Dodge	Westlake, Ohio	Distr. Unattended	0.03	0.01	
20	Dover	North Olmsted, Ohio	Distr. Unattended	0.03	0.01	
21	Dover	North Olmsted, Ohio	Distr. Unattended	0.03		
22	Dunbar	Strongsville, Ohio	Distr. Unattended	0.14	0.01	
23	Dunham	Maple Hts., Ohio	Distr. Unattended	0.03		
24	Dunkirk	Berea, Ohio	Distr. Unattended	0.14	0.01	
25	Eaton	Brook Park, Ohio	Distr. Unattended	0.14	0.01	
26	Edgewater	Lakewood, Ohio	Distr. Unattended	0.03	0.01	
27	Edison	Rocky River, Ohio	Distr. Unattended	0.03	0.01	
28	Elden	Middleburg Hts, Ohio	Distr. Unattended	0.14	0.01	
29	Emily	Strongsville, Ohio	Distr. Unattended	0.14	0.01	
30	Empire	Rocky River, Ohio	Distr. Unattended	0.03	0.01	
31	Erie	Strongsville, Ohio	Distr. Unattended	0.14	0.01	
32	Essex	Brook Park, Ohio	Distr. Unattended	0.14	0.01	
33	Faber	Parma, Ohio	Distr. Unattended	0.14	0.01	
34	Falcon	North Royalton, Ohio	Distr. Unattended	0.03	0.01	
35	Firwood	Cleveland, Ohio	Distr. Unattended	0.03		
36	Forest	Cleveland, Ohio	Distr. Unattended	0.03		
37	Freedom	Lakewood, Ohio	Distr. Unattended	0.03	0.01	
38	Fremont	Cleveland, Ohio	Distr. Unattended	0.03		
39	Furlong	Brooklyn, Ohio	Distr. Unattended	0.14	0.01	
40	Galaxie	North Royalton, Ohio	Distr. Unattended	0.14	0.01	

Name of Respondent Cleveland Electric Illuminating Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
3518	95	2				2
						3
20	3					4
45	2					5
27	4					6
32	4					7
48	3					8
6	2					9
25	4					10
25	4					11
45	2					12
13	2					13
34	1					14
22	1					15
22	1					16
34	1					17
45	2					18
22	1					19
13	1					20
6	1					21
34	1					22
10	6					23
22	1					24
34	1					25
22	1					26
28	2					27
68	2					28
68	2					29
22	1					30
34	1					31
45	2					32
34	1					33
13	1					34
19	3					35
14	1					36
22	1					37
28	2					38
34	1					39
34	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Garfield	Cleveland, Ohio	Distr. Unattended	0.13	0.01	
2	Gary	Parma, Ohio	Distr. Unattended	0.03		
3	Gary	Parma, Ohio	Distr. Unattended	0.03	0.01	
4	Gibson	Cleveland,Ohio	Distr. Unattended	0.01	0.01	
5	Gladstone	Cleveland, Ohio	Distr. Unattended	0.03		
6	Graham	Brooklyn, Ohio	Distr. Unattended	0.14	0.01	
7	Griffin	Parma, Ohio	Distr. Unattended	0.14	0.01	
8	Hall	Eastlake, Ohio	Distr. Unattended	0.03		
9	Hancock	Independence, Ohio	Distr. Unattended	0.14	0.01	
10	Harrington	Cleveland, Ohio	Distr. Unattended	0.01		
11	Hickory	Brecksville, Ohio	Distr. Unattended	0.14	0.01	
12	Ibex	Cleveland, Ohio	Distr. Unattended	0.01		
13	Ida	Garfield Hts, Ohio	Distr. Unattended	0.03		
14	Imperial	Independence, Ohio	Distr. Unattended	0.14	0.01	
15	Inca	Cuyahoga Hts, Ohio	Distr. Unattended	0.14	0.01	
16	Ingall	East Cleveland, Ohio	Distr. Unattended	0.03		
17	Iona	Cleveland, Ohio	Distr. Unattended	0.03		
18	Irwin	Valley View, Ohio	Distr. Unattended	0.14	0.01	
19	Issler	Independence, Ohio	Distr. Unattended	0.14	0.01	
20	Ithaca	Cleveland, Ohio	Distr. Unattended	0.01		
21	Ivanhoe	Bratenahl, Ohio	Distr. Unattended	0.03		
22	Jackson	Conneaut, Ohio	Distr. Unattended	0.03		
23	James	Cleveland Hts, Ohio	Distr. Unattended	0.03		
24	Jarvis	Cleveland Hts, Ohio	Distr. Unattended	0.03		
25	Jasper	Euclid, Ohio	Distr. Unattended	0.03		
26	Jean	Cleveland Hts, Ohio	Distr. Unattended	0.03	0.01	
27	Jersey	East Cleveland, Ohio	Distr. Unattended	0.03	0.01	
28	Jill	Cleveland, Ohio	Distr. Unattended	0.03	0.01	
29	Judi	Euclid, Ohio	Distr. Unattended	0.14	0.01	
30	Justin	Shaker Hts, Ohio	Distr. Unattended	0.03	0.01	
31	Karen	South Euclid, Ohio	Distr. Unattended	0.03	0.01	
32	Keith	Warrensville Hts, Ohio	Distr. Unattended	0.14	0.01	
33	Kelly	Warrensville Hts, Ohio	Distr. Unattended	0.14	0.01	0.01
34	Kendall	Bedford Hts, Ohio	Distr. Unattended	0.14	0.01	
35	Kent	Highland Hts, Ohio	Distr. Unattended	0.03	0.01	
36	Kenyon	Pepper Pike, Ohio	Distr. Unattended	0.14	0.01	
37	Kepler	Pepper Pike, Ohio	Distr. Unattended	0.14	0.01	
38	Kinsman	Cleveland, Ohio	Distr. Unattended	0.01		
39	Kipling	Euclid, Ohio	Distr. Unattended	0.14	0.01	
40	Knickerbocker	Bay Village, Ohio	Distr. Unattended	0.03		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers in Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
22	1					1
6	1					2
45	2					3
20	3					4
28	2					5
45	2					6
67	2					7
19	3					8
45	2					9
19	3					10
45	2					11
28	4					12
13	2					13
45	2					14
34	1					15
28	2					16
28	4					17
45	2					18
38	1					19
41	6					20
11	1					21
10	6					22
19	3					23
21	2					24
19	3					25
14	2					26
45	4					27
22	1					28
34	1					29
28	2					30
45	2					31
45	2					32
67	2					33
67	2					34
15	1					35
67	2					36
67	2					37
26	4					38
45	2					39
10	6					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Knox	Beachwood, Ohio	Distr. Unattended	0.03	0.01	
2	Krick	Walton Hills Vlg., Ohio	Distr. Unattended	0.14	0.01	
3	Lakeland	Wickliffe, Ohio	Distr. Unattended		0.03	
4	Lakewood	Lakewood, Ohio	Distr. Unattended	0.01		
5	Lamont	Eastlake, Ohio	Distr. Unattended	0.14	0.01	
6	Lander	Mayfield Hts, Ohio	Distr. Unattended	0.03		
7	Lark	Mayfield Vlg., Ohio	Distr. Unattended	0.14	0.01	
8	Lauderdale	Lakewood, Ohio	Distr. Unattended	0.01		
9	Leo	Willoughby Hills, Ohio	Distr. Unattended	0.03	0.01	
10	Lester	Solon, Ohio	Distr. Unattended	0.14	0.01	
11	Lincoln	Wickliffe, Ohio	Distr. Unattended	0.14	0.01	
12	Longfield	Glenwillow, Ohio	Distr. Unattended	0.14	0.01	
13	Lotus	Pepper Pike Vlg., Ohio	Distr. Unattended	0.03	0.01	
14	Maplecrest	Parma, Ohio	Distr. Unattended	0.03		
15	Marble	Willoughby, Ohio	Distr. Unattended	0.14	0.01	
16	Mark	Mentor, Ohio	Distr. Unattended	0.03	0.01	
17	Martha	Cleveland, Ohio	Distr. Unattended	0.03		
18	Maxwell	Solon, Ohio	Distr. Unattended	0.14	0.01	
19	Middlefield	Middlefield Vlg., Ohio	Distr. Unattended	0.03		
20	Millgate	Gates Mills Vlg., Ohio	Distr. Unattended	0.03	0.01	
21	Nash	Mentor, Ohio	Distr. Unattended	0.14	0.01	
22	Nelson	Chester Twp., Ohio	Distr. Unattended	0.14	0.01	
23	Newell	Mentor, Ohio	Distr. Unattended	0.14	0.01	
24	Newport	Kirtland Vlg., Ohio	Distr. Unattended	0.14	0.01	
25	North Olmsted	North Olmsted, Ohio	Distr. Unattended	0.03		
26	Norway	Russel Twp., Ohio	Distr. Unattended	0.14	0.01	
27	Oak	Cleveland, Ohio	Distr. Unattended	0.01		
28	Ohio	Fairport Harbor, Ohio	Distr. Unattended	0.03	0.01	
29	Orchid	Mentor, Ohio	Distr. Unattended	0.03	0.01	
30	Pawnee	Concord Twp., Ohio	Distr. Unattended	0.13	0.01	
31	Payne	Cleveland, Ohio	Distr. Unattended	0.01		
32	Pearl	Parma Hts, Ohio	Distr. Unattended	0.03		
33	Pinegrove	Painsville Twp., Ohio	Distr. Unattended	0.13	0.01	
34	Puritas	Cleveland, Ohio	Distr. Unattended	0.03		
35	Quartz	Burton Twp., Ohio	Distr. Unattended	0.03	0.01	
36	Quincy	Perry Twp., Ohio	Distr. Unattended	0.03	0.01	
37	Ridge	Parma, Ohio	Distr. Unattended	0.01		
38	Rockside	Maple Hts, Ohio	Distr. Unattended	0.03		
39	Ruth	Clandon Twp., Ohio	Distr. Unattended	0.03	0.01	
40	Sandy	Madison, Ohio	Distr. Unattended	0.03	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
27	2					1
34	1					2
19	3					3
27	25					4
67	2					5
19	3					6
67	2					7
18	18					8
22	1					9
45	2					10
22	1					11
34	1					12
28	2					13
19	3					14
45	2					15
21	2					16
19	3					17
22	1					18
12	6					19
14	1					20
67	2					21
22	1					22
67	2					23
22	1					24
16	9					25
34	1					26
13	2					27
14	1					28
20	1					29
34	1					30
40	6					31
26	4					32
22	1					33
19	3					34
14	1					35
14	1					36
26	4					37
13	2					38
20	1					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Sorrento	Cleveland, Ohio	Distr. Unattended	0.03		
2	Spruce	Madison Twp., Ohio	Distr. Unattended	0.01		
3	St. Clair	Cleveland, Ohio	Distr. Unattended	0.01		
4	Stanhope	South Euclid, Ohio	Distr. Unattended	0.03		
5	Venice	Saybrook Twp., Ohio	Distr. Unattended	0.03	0.01	
6	Wade Park	Cleveland, Ohio	Distr. Unattended	0.01		
7	Wales	Cleveland, Ohio	Distr. Unattended	0.01		
8	Walton	Cleveland, Ohio	Distr. Unattended	0.01		
9	Warner	Garfield Heights, Ohio	Distr. Unattended	0.01		
10	Washington	Chagrin Falls Vlg., Ohio	Distr. Unattended	0.03		
11	Willson	Cleveland, Ohio	Distr. Unattended	0.01		
12	Winfield	Jefferson Twp., Ohio	Distr. Unattended	0.03	0.01	
13	Woodland	Cleveland, Ohio	Distr. Unattended	0.03		
14	Zenith	Conneaut, Ohio	Distr. Unattended	0.14	0.01	
15						
16	Tot. Distribution Substations - Over 10,000kva & Ove					
17						
18	Distribution Substations - Under 10,000 kva					
19						
20	01 Substation(s)		Distr. Unattended	0.03	0.01	
21	33 Substation(s)		Distr. Unattended	0.03		
22	03 Substation(s)		Distr. Unattended	0.01		
23						
24	Tot. Distribution Substatons Under 10 KVA					
25						
26	Tot. Transmission and Distribution Substations					
27						
28	Tot. All Substations					
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (i), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
19	3					1
22	1					2
28	4					3
26	4					4
14	1					5
20	3					6
18	18					7
18	18					8
12	12					9
13	2					10
28	4					11
13	1					12
19	3					13
22	1					14
						15
3777	368					16
						17
						18
						19
6	1					20
147	98					21
24	20					22
						23
177	119					24
						25
7492	582	2				26
						27
13003	624	9				28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426 Line No.: 17 Column: f

Cleveland Electric Illuminating Company (CEI) shares ownership of certain substation structures and equipment serving jointly owned power plants with Ohio Edison Company (OE), Pennsylvania Power Company (PP), and Toledo Edison Company (TE) as follows:

Plant	Line	CEI%	OE%	PP%	TE%
B. Mansfield #1	4	6.50	60.00	33.50	-
B. Mansfield #2	4	30.28	43.06	9.36	17.30
B. Mansfield #3	4	24.47	49.34	6.28	19.91
Beaver Valley #2	5	24.47	41.88	13.74	19.91
Davis-Besse #1	6	51.38	-	-	48.62
Perry	13	44.85	30.00	5.24	19.91
W.H. Sammis	15	31.20	48.00	20.80	-

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	802,622	152,389	9,165
2	Additions During Year			
3	Purchases	18,692	3,061	222
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	18,692	3,061	222
6	Reductions During Year			
7	Retirements	13,161	701	76
8	Associated with Utility Plant Sold		19	20
9	TOTAL Reductions (Enter Total of lines 7 and 8)	13,161	720	96
10	Number at End of Year (Lines 1 + 5 - 9)	808,153	154,730	9,291
11	In Stock	18,111	5,091	693
12	Locked Meters on Customers' Premises	24,744		
13	Inactive Transformers on System		43	6
14	In Customers' Use	765,115	149,596	8,592
15	In Company's Use	183		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	808,153	154,730	9,291

Name of Respondent	This Report is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 14 Column: b

The "In Customer Use" data was adjusted in order to reconcile the total meters with the meters purchased and retired.

Schedule Page: 429 Line No.: 14 Column: c

The "In Customer's Use" data was adjusted in order to reconcile the total transformers with the transformers purchased and retired.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	6,927,958	-344	17,928,009	439,826,779	439,826,779
2	Water Pollution Control Facilities	274,943	3,685	5,090,202	112,075,850	112,075,850
3	Solid Waste Disposal Costs	282,504		56,928	129,103,563	129,103,563
4	Noise Abatement Equipment				995,761	995,761
5	Esthetic Costs				20,566,677	20,566,677
6	Additional Plant Capacity			40,000	1,779,571	
7	Miscellaneous (Identify significant)				200,156	200,156
8	TOTAL (Total of lines 1 thru 7)	7,485,405	3,341	23,115,139	704,548,357	702,768,786
9	Construction Work in Progress	8,855,746			21,146,420	21,146,420

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	24,598,868	24,598,868
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	14,671,087	14,671,087
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	6,826,681	6,826,681
6	Difference in Cost of Environmentally Clean Fuels	4,892,770	4,892,770
7	Replacement Power Costs	4,158,650	
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	55,148,056	50,989,406

Name of Respondent	This Report is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

Engineers' cost estimates were used for those facilities where actual production costs were not available. Expenses for lines 2 through 10 are not available for the Perry Power Plant nor are they available from the operating companies of the Beaver Valley and Davis Besse Power Plants.

Schedule Page: 431 Line No.: 11 Column: c

See above note.

INDEX

INDEX (continued)

INDEX (continued)

INDEX (continued)

G-2

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [■] Conformed Copy

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Toledo Edison Company, The	Dec. 31, 2000

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Management of The Toledo Edison Company:

We have audited the balance sheets - regulatory basis of The Toledo Edison Company as of December 31, 2000 and 1999, and the related statements of income - regulatory basis for the years then ended, and the statements of retained earnings - regulatory basis and cash flows - regulatory basis for the year ended December 31, 2000, included on pages 110 through 123.12 of the accompanying Federal Energy Regulatory Commission Form 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 18, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and proprietary capital of The Toledo Edison Company as of December 31, 2000 and 1999, and the results of its operations for the years then ended, and its cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is intended solely for the information and use of the board of directors and management of The Toledo Edison Company and for filing with the Federal Energy Regulatory Commission and should not be used for any other purpose.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 16, 2001.

INSTRUCTIONS FOR FILING THE
FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules _________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) 'Corporation' means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) 'Person' means an individual or a corporation;

(5) 'Licensee' means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) 'Municipality' means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) 'Project' means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

<table>
<tr><td colspan="3">IDENTIFICATION</td></tr>
<tr><td colspan="2">01 Exact Legal Name of Respondent
Toledo Edison Company, The</td><td>02 Year of Report
Dec. 31, 2000</td></tr>
<tr><td colspan="3">03 Previous Name and Date of Change (if name changed during year)
/ /</td></tr>
<tr><td colspan="3">04 Address of Principal Office at End of Year (Street, City, State, Zip Code)
76 South Main Street, Akron, Ohio 44308</td></tr>
<tr><td colspan="2">05 Name of Contact Person
Harvey L. Wagner</td><td>06 Title of Contact Person
Controller</td></tr>
<tr><td colspan="3">07 Address of Contact Person (Street, City, State, Zip Code)
76 South Main Street, Akron, Ohio 44308</td></tr>
<tr><td>08 Telephone of Contact Person, Including Area Code
(330) 384-5296</td><td>09 This Report Is
(1) [X] An Original (2) [ ] A Resubmission</td><td>10 Date of Report (Mo, Da, Yr)
/ /</td></tr>
<tr><td colspan="3">ATTESTATION</td></tr>
<tr><td colspan="3">The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.</td></tr>
<tr><td>01 Name
Harvey L. Wagner</td><td rowspan="2">03 Signature
/s/ Harvey L. Wagner</td><td rowspan="2">04 Date Signed (Mo, Da, Yr)
04/27/2001</td></tr>
<tr><td>02 Title
Controller</td></tr>
<tr><td colspan="3">Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.</td></tr>
</table>

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	none
17	Electric Plant Held for Future Use	214	
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	
24	Materials and Supplies	227	
25	Allowances	228-229	
26	Extraordinary Property Losses	230	none
27	Unrecovered Plant and Regulatory Study Costs	230	none
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk	252	
33	Other Paid-in Capital	253	none
34	Discount on Capital Stock	254	none
35	Capital Stock Expense	254	none
36	Long-Term Debt	256-257	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	none
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Ohio
July 1, 1901

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Ohio

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

The Toledo Edison Company is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Toledo Edison Capital Corporation	Financing Corporation	90%	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	President	H. P. Burg	[redacted]
2	Executive Vice President and General Counsel	[redacted]	
3	Vice President and Chief Financial Officer	R. H. Marsh	
4	Vice President and General Counsel	[redacted]	This data has been purposely omitted herefrom
5	Senior Vice President	J. A. Gill	
6	Senior Vice President	[redacted]	
7	Vice President	E. T. Carey	
8	Vice President	G. L. Pipitone	
9	Vice President	S. F. Szwed	
10	President, Western Region	J. M. Murray	
11	Corporate Secretary	N. C. Ashcom	
12	Treasurer	T. C. Navin	
13	Controller	H. L. Wagner	
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Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp.(parent company of Toledo Edison Company).This footnote pertains to all amounts shown in column (c) except for line 10 who is only an employee of Toledo Edison Company.

Schedule Page: 104 Line No.: 2 Column: b

Resigned as Executive Vice President and General Counsel effective midnight 1/31/00.

Schedule Page: 104 Line No.: 4 Column: b

Elected Vice President and General Counsel effective 2/1/00.

Schedule Page: 104 Line No.: 6 Column: b

Vice President elected Senior Vice President effective 2/1/00.

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	H. Peter Burg	76 South Main Street, Akron, Ohio 44308
2	President	
3		
4	Anthony J. Alexander	76 South Main Street, Akron, Ohio 44308
5		
6	Richard H. Marsh	76 South Main Street, Akron, Ohio 44308
7	Vice President and Chief Financial Officer	
8		
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11	Note: No Executive Committee has been appointed or elected.	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The Company did not close the stock book in 2000.	Total: 39,133,887 By Proxy: 39,133,887	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, Ohio 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	39,133,887	39,133,887		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	39,133,887	39,133,887		
7	FirstEnergy Corp. (100%)	39,133,887	39,133,887		
8	76 South Main Street				
9	Akron, Ohio 44308				
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Name of Respondent	This Report is:	Date of Report	Year of Report
	(1) X An Original	(Mo, Da, Yr)	
Toledo Edison Company, The	(2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 4 Column: e

If and when dividends payable on the Preference Stock shall be in default in an amount equivalent to four full quarterly dividends on all shares of Preference Stock then outstanding and until all dividends then in default on the Preference Stock shall have been paid, the record holders of a majority of the voting power of the shares of Preference Stock then outstanding, voting separately as one class, shall be entitled, at each meeting of the stockholders at which directors are elected, to elect two directors, subject to the prior rights of the holders of Cumulative Preferred Stock.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of Ohio Edison Company (Company), and GPU, Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. None

5. On October 27, 1999, the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Company, Pennsylvania Power Company (Penn), The Cleveland Electric Illuminating Company and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, American Transmission Systems, Inc. (ATSI). On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 Kv, 138 Kv and 69 Kv were transferred to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. See Notes 5 through 7 to Balance Sheet on pages 123.1 through 123.4 and pages 256 and 257 of this report and footnotes thereof.

7. None

8. The Company granted wage increases to employees represented by unions which provided for adjustments in hourly rates in 2000. These increases plus changes in wages of supervisory, administrative and professional employees resulted in an estimated annual wage increase of $758,850.

9. None

10. None

11.

12. None

Name of Respondent	This Report Is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	*(Mo, Da, Yr)* / /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	1,660,385,758	1,534,185,038
3	Construction Work in Progress (107)	200-201	95,853,899	73,565,425
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		1,756,239,657	1,607,750,463
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	596,332,265	537,418,020
6	Net Utility Plant (Enter Total of line 4 less 5)		1,159,907,392	1,070,332,443
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	42,000,544	54,171,592
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		42,000,544	54,171,592
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,201,907,936	1,124,504,035
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	6,506,420	6,506,420
15	(Less) Accum. Prov. for Depr. and Amort. (122)		3,185,821	3,467,877
16	Investments in Associated Companies (123)		0	39,245,475
17	Investment in Subsidiary Companies (123.1)	224-225	24,301,885	24,376,828
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		317,275,778	303,268,326
21	Special Funds (125-128)		124,326,297	132,545,798
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		469,224,559	502,474,970
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		97,589	1,172,700
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		205,137	201,631
27	Temporary Cash Investments (136)		1,130	1,130
28	Notes Receivable (141)		1,689,111	1,572,950
29	Customer Accounts Receivable (142)		10,866,215	4,118,684
30	Other Accounts Receivable (143)		2,396,160	1,975,719
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		0	0
32	Notes Receivable from Associated Companies (145)		6,094,780	30,687,345
33	Accounts Receivable from Assoc. Companies (146)		40,997,896	62,271,024
34	Fuel Stock (151)	227	4,134,144	1,551,246
35	Fuel Stock Expenses Undistributed (152)	227	438,654	-16,285
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	17,782,334	15,409,393
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	887,875	442,800
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		25,929,007	27,150,161
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		5,312,028	5,030,562
49	Rents Receivable (172)		430,217	605,949
50	Accrued Utility Revenues (173)		2,100,000	2,500,000
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		119,362,277	154,675,009

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		1,436,109	3,079,571
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	704,746,750	708,870,651
58	Prelim. Survey and Investigation Charges (Electric) (183)		1,037,433	832,132
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		163,670	608,931
61	Temporary Facilities (185)		-36,739	-5,432
62	Miscellaneous Deferred Debits (186)	233	523,074,452	500,652,076
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	2,629	0
65	Unamortized Loss on Reaquired Debt (189)		18,268,559	16,547,603
66	Accumulated Deferred Income Taxes (190)	234	202,124,259	171,605,159
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		1,450,817,122	1,402,190,691
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		3,241,311,894	3,183,844,705

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	195,669,435	195,669,435
3	Preferred Stock Issued (204)	250-251	210,000,000	210,000,000
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	328,559,143	328,559,143
7	Other Paid-In Capital (208-211)	253	0	0
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	27,146,776	80,955,578
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	329,013	403,955
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		761,704,367	815,588,111
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	179,925,000	179,525,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	814,700,754	739,070,754
20	Unamortized Premium on Long-Term Debt (225)		37,172,001	25,210,050
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		251,229	242,121
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		1,031,546,526	943,563,683
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		25,511,139	35,759,763
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		2,264,983	2,136,475
27	Accumulated Provision for Pensions and Benefits (228.3)		111,202,376	119,326,025
28	Accumulated Miscellaneous Operating Provisions (228.4)		7,992,551	5,773,214
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		146,971,049	162,995,477
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		27,100,197	25,070,408
34	Notes Payable to Associated Companies (233)		57,339,587	65,399,185
35	Accounts Payable to Associated Companies (234)		20,536,198	36,543,110
36	Customer Deposits (235)		2,839,461	2,548,144
37	Taxes Accrued (236)	262-263	57,217,697	57,239,128
38	Interest Accrued (237)		21,961,024	19,946,261
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		-77,814	-11,492
43	Miscellaneous Current and Accrued Liabilities (242)		45,665,514	47,326,497
44	Obligations Under Capital Leases-Current (243)		19,735,391	21,099,220
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		252,317,255	275,160,461

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		153,082	6,862
48	Accumulated Deferred Investment Tax Credits (255)	266-267	38,748,494	35,175,128
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	274,954,873	244,404,774
51	Other Regulatory Liabilities (254)	278	357,572,702	331,443,636
52	Unamortized Gain on Reaquired Debt (257)		2,983,834	6,957,228
53	Accumulated Deferred Income Taxes (281-283)	272-277	374,359,712	368,549,345
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		1,048,772,697	986,536,973
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		3,241,311,894	3,183,844,705

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	954,947,120	921,158,988
3	Operating Expenses			
4	Operation Expenses (401)	320-323	435,367,031	453,501,096
5	Maintenance Expenses (402)	320-323	76,951,353	62,161,045
6	Depreciation Expense (403)	336-337	58,701,249	57,567,842
7	Amort. & Depl. of Utility Plant (404-405)	336-337	6,495,111	6,596,242
8	Amort. of Utility Plant Acq. Adj. (406)	336-337	1,134,672	1,134,672
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)		12,384,000	12,228,408
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		43,561,819	43,561,819
12	(Less) Regulatory Credits (407.4)		20,093,268	20,093,268
13	Taxes Other Than Income Taxes (408.1)	262-263	90,837,359	87,862,384
14	Income Taxes - Federal (409.1)	262-263	52,998,585	22,880,892
15	- Other (409.1)	262-263	1,735,204	1,336,804
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	22,217,762	30,638,978
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266	-1,827,132	-1,921,444
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		18,935,299	73,304
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		761,528,446	757,382,166
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		193,418,674	163,776,822

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
954,947,120	921,158,988					2
						3
435,367,031	453,501,096					4
76,951,353	62,161,045					5
58,701,249	57,567,842					6
6,495,111	6,596,242					7
1,134,672	1,134,672					8
12,384,000	12,228,408					9
						10
43,561,819	43,561,819					11
20,093,268	20,093,268					12
90,837,359	87,862,384					13
52,998,585	22,880,892					14
1,735,204	1,336,804					15
22,217,762	30,638,978					16
						17
-1,827,132	-1,921,444					18
						19
						20
18,935,299	73,304					21
						22
761,528,446	757,382,166					23
193,418,674	163,776,822					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		193,418,674	163,776,822
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		251,167	528,668
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		181,972	257,423
31	Revenues From Nonutility Operations (417)		1,111,861	1,203,172
32	(Less) Expenses of Nonutility Operations (417.1)		94,086	209,771
33	Nonoperating Rental Income (418)		-60,926	-83,431
34	Equity in Earnings of Subsidiary Companies (418.1)	119	192,167	141,920
35	Interest and Dividend Income (419)		24,802,571	29,200,116
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		1,652,529	1,706,212
38	Gain on Disposition of Property (421.1)			-4,995
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		27,673,311	32,224,468
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	14,221,549	12,719,176
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		14,221,549	12,719,176
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	213,009	217,344
47	Income Taxes-Federal (409.2)	262-263	3,609,877	6,756,023
48	Income Taxes-Other (409.2)	262-263	76,233	153,296
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	887,961	-359,219
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)			
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		4,787,080	6,767,444
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		8,664,682	12,737,848
55	Interest Charges			
56	Interest on Long-Term Debt (427)		72,892,183	82,204,358
57	Amort. of Debt Disc. and Expense (428)		160,183	291,650
58	Amortization of Loss on Reaquired Debt (428.1)		1,720,956	1,745,816
59	(Less) Amort. of Premium on Debt-Credit (429)		5,325,891	6,461,497
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		698,666	541,094
61	Interest on Debt to Assoc. Companies (430)	340	2,029,038	634,230
62	Other Interest Expense (431)	340	595,470	140,438
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		6,523,362	1,444,170
64	Net Interest Charges (Enter Total of lines 56 thru 63)		64,849,911	76,569,731
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		137,233,445	99,944,939
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		137,233,445	99,944,939

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)	[redacted]	
1	Balance-Beginning of Year	[redacted]	27,146,776
2	Changes	[redacted]	
3	Adjustments to Retained Earnings (Account 439)	[redacted]	
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		137,041,278
17	Appropriations of Retained Earnings (Acct. 436)	[redacted]	
18	Preferred Stock Dividend Accrual Adjustment	242	-2,243
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		-2,243
23	Dividends Declared-Preferred Stock (Account 437)	[redacted]	
24	Preferred Stock	[redacted]238	-16,247,458
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-16,247,458
30	Dividends Declared-Common Stock (Account 438)	[redacted]	
31	Common Stock	238	-67,100,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-67,100,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		117,225
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		80,955,578

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		80,955,578
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		329,013
50	Equity in Earnings for Year (Credit) (Account 418.1)		192,167
51	(Less) Dividends Received (Debit)		117,225
52			
53	Balance-End of Year (Total lines 49 thru 52)		403,955

Schedule Page: 118 Line No.: 24 Column: b

Note:

Preferred Stock:

$100 Par Value:

$ 4.25	$ 680,003
4.56	228,000
4.25	425,001
8.32	832,000
7.76	1,164,000
7.80	1,170,000
10.00	1,900,000
	$ 6,399,004

$25 Par Value:

$ 2.21	$ 2,210,003
2.365	3,311,011
Adjustable A	2,100,000
Adjustable B	2,227,440
	$ 9,848,454
	$16,247,458

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	137,233,445
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	65,196,360
5	Amortization of Deferred Nuclear Operating Expenses and Goodwill	36,987,223
6	Leased Nuclear Fuel	23,881,340
7	Other Noncash Items	-19,745,231
8	Deferred Income Taxes (Net)	23,105,723
9	Investment Tax Credit Adjustment (Net)	-1,827,132
10	Net (Increase) Decrease in Receivables	-6,669,977
11	Net (Increase) Decrease in Inventory	4,094,190
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	1,468,296
14	Net (Increase) Decrease in Other Regulatory Assets	5,341,463
15	Net Increase (Decrease) in Other Regulatory Liabilities	-9,812,652
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	74,942
18	Net (Increase) Decrease in Other Current and Accrued Assets	-1,221,154
19		
20		
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	257,956,952
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-92,860,916
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-92,860,916
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38	Sale of Assets to Associated Companies	81,014,673
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	15,475,776

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-63,838,040
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Cash Deposited in Decommissioning Trusts	-8,942,071
54	Other	-8,219,929
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-77,370,507
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	96,405,462
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	8,059,598
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	104,465,060
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-200,632,442
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-16,247,458
81	Dividends on Common Stock	-67,100,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-179,514,840
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	1,071,605
87		
88	Cash and Cash Equivalents at Beginning of Year	303,856
89		
90	Cash and Cash Equivalents at End of Year	1,375,461

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 27 Column: b

Additions under Nuclear Fuel are excluded because they are noncash capitalizations.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Notes to Balance Sheet

1 - UTILITY PLANT

Utility plant reflects the original cost of construction (except for The Toledo Edison Company's (Company) nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. On September 1, 2000, the Company sold its transmission assets to an affiliate, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates the Company's and its affiliates' major high-voltage transmission facilities and has interconnections with other regional utilities.

2 - NUCLEAR FUEL

The Company leases its nuclear fuel and pays for the fuel as it is consumed.

3 - ACCOUNTS RECEIVABLE

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

The Company and The Cleveland Electric Illuminating Company (CEI) sell substantially all of their retail customer receivables to Centerior Funding Corporation (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The Company sold approximately $761,351,000 and $782,372,000 of accounts receivable to CFC in 2000 and 1999, respectively. The trust completed a public sale of $150,000,000 and private sales of $50,000,000 of receivables-backed investor certificates in 1996 and 2000, respectively, in transactions that qualified for sale accounting treatment. CFC's retained interest in the pool of receivables held by the trust (15.15% as of December 31, 2000) is stated at fair value reflecting adjustments for anticipated credit losses. Collections of receivables previously transferred to the trust used to purchase new receivables from CFC during 2000, totaled approximately $2,500,000,000. Expenses associated with the factoring discount related to the sale of receivables were $13,000,000 in 2000. As of December 31, 2000, the Company's receivables recorded on its Balance Sheet were reduced by $103,000,000 due to these sales.

4 - LEASES

The Company leases certain generating facilities, nuclear fuel, office space and other property and equipment under cancelable and noncancelable leases.

The Company and CEI sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and the Company sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and CEI entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and CEI continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and CEI have the right, at the end of the respective basic lease terms, to renew the leases. The Company and CEI also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2000 were approximately $200,000,000, net of trust cash receipts.)

Nuclear fuel is currently financed for the Company and CEI through leases with a special-purpose corporation. As of December 31, 2000, $142,314,436 of nuclear fuel ($56,163,244 for the Company) was financed under a lease financing arrangement totaling $150,000,000 from bank credit arrangements. The bank credit arrangements expire in August 2001. Lease rates are based on bank rates and commercial paper rates.

The future minimum lease payments as of December 31, 2000 are:

	Capital Leases	Operating Leases: Lease Payments	Operating Leases: Capital Trust	Operating Leases: Net
	(In thousands)			
2001	$ 28,016	$ 108,029	$ 36,368	$ 71,661
2002	17,191	111,042	37,930	73,112
2003	11,034	111,745	35,966	75,779
2004	5,032	97,864	24,272	73,592
2005	1,513	104,832	24,941	79,891
Years thereafter	786	1,115,618	272,262	843,356
Total minimum lease payments	63,572	$1,649,130	$431,739	$1,217,391
Interest portion	6,713			
Present value of net minimum lease payments	$ 56,859			

The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720,000,000 aggregate principal amount ($145,000,000 for the Company and $575,000,000 for CEI) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906,488,000 ($337,099,000 for the Company and $569,389,000 for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873,200,000 aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduces lease costs related to that transaction.

5 - CAPITALIZATION

Retained Earnings --

Under the Company's first mortgage indenture, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $81,307,735 at December 31, 2000.

Preferred Stock and Preference Stock --

Preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

The preferred dividend rates on the Company's Series A and Series B fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.00% and 7.42%, respectively, in 2000.

The Company has 5,000,000 authorized and unissued shares of $25 par value preference stock.

Long-Term Debt --

The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2000, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $400,000. The Company expects to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

2001	35,130,000
2002	196,030,000
2003	96,155,000
2004	268,680,000
2005	0

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $68,000,000 and a noncancelable municipal bond insurance policy of $30,900,000 to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.375% of the amounts of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

The Company and CEI have letters of credit of approximately $222,252,000 in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively.

6 - SHORT-TERM BORROWINGS

The Company may borrow from its affiliates on a short-term basis. At December 31, 2000, the Company had total short-term borrowings of $65,399,185 from its affiliates.

7 - COMMITMENTS AND CONTINGENCIES

Capital Expenditures --

The Company's current forecast reflects expenditures of approximately $218,000,000 for property additions and improvements from 2001-2005, of which approximately $49,000,000 is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $79,000,000, of which approximately $7,000,000 applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $99,000,000 and $22,000,000, respectively, as the nuclear fuel is consumed.

Nuclear Insurance --

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,500,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $77,900,000 per incident but not more than $8,800,000 in any one year for each incident.

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $176,100,000 of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $8,100,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

Environmental Matters --

Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $16,000,000, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

The Company is required to meet federally approved sulfur dioxide (SO_2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO_2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Company is in compliance with the current SO_2 and nitrogen oxides (NO_x) reduction requirements under the Clean Air Act Amendments of 1990. SO_2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NO_x reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NO_x reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NO_x Transport Rule imposes uniform reductions of NO_x emissions (an approximate 85% reduction in utility plant NO_x emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NO_x emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NO_x Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NO_x budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NO_x budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NO_x budgets at the Company's Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NO_x Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NO_x emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NO_x Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NO_x reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NO_x Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $200,000 as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

8 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Balance Sheets as of December 31, 2000 and 1999 in the 2000 Annual Report to Stockholders.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Long-term debt	$ 35,130,000		$ 76,030,000	
Currently payable long-term debt		$ 35,130,000		$ 76,030,000
To reclassify long-term debt due within one year.				
Other regulatory liabilities	312,736,527		337,730,921	
Other regulatory assets		312,736,527		337,730,921
To net regulatory liabilities with regulatory assets.				

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Accumulated provision for - Pensions / benefits	$119,326,025		$111,202,376	
& DOE decomm. & injuries & damages	7,909,689		10,257,534	
Other deferred credits		127,235,714		121,459,910
To reclassify accumulated provision for pensions and benefits, United States Department of Energy (DOE) decommissioning and decontamination and injuries and damages to other deferred credits.				
Material & supplies	21,993,814		20,232,151	
Miscellaneous deferred debits		21,993,814		20,232,151
To reclassify intangible asset relating to material & supplies held under consignment.				
Other deferred credits	25,534,379		24,116,328	
Other investments		25,534,379		24,116,328
To offset liability for materials held under consignment with note receivable from consignor.				
Accumulated deferred income taxes - deferred credits	171,605,159		202,124,259	
Accumulated deferred income taxes - deferred debits		171,605,159		202,124,259
To reclassify accumulated deferred income tax benefits.				
Utility plant in service - Nuclear fuel	59,767,219		74,379,274	
Electric plant	211,307		155,009	
Accumulated provision for amortization		59,978,526		74,534,283
To reclassify the accumulated amortization of capital leases.				
Misc. deferred debits	7,613,284		11,951,483	
Accounts receivable		7,613,284		11,951,483
To reclassify sale of receivables suspense account to accounts receivable.				
Accounts receivable	--		11,951,483	
Current liabilities-other		--		11,951,483
To reclassify accounts receivable suspense account from accounts receivable to other current liabilities.				
Notes receivable-associated companies	161,866		--	
Investments in associated companies		161,866		--
To reclassify investments in associated companies due within one year.				
Other investments	878,087		--	
Other deferred credits		878,087		--
To reclassify prepaid pension costs from deferred credits to other investments.				

Notes to Income Statement

9 - REVENUES

The Company's principal business is providing electric service to customers in northwestern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

10 - NUCLEAR FUEL

The Company amortizes the cost of nuclear fuel based on the rate of consumption.

11 - RENTAL PAYMENTS

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the two years ended December 31, 2000 are summarized as follows:

	2000	1999
Operating leases		
Interest element	$ 58,646,953	$ 61,414,982
Other	46,222,425	45,281,522
Capital leases		
Interest element	3,905,036	5,264,587
Other	24,114,843	30,428,155
Total rentals	$132,889,257	$142,389,246

12 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Income Statements for the years ended December 31, 2000 and 1999 in the 2000 Annual Report to Stockholders.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Regulatory credits	$ 20,093,268		$ 20,093,268	
Regulatory debits		$ 17,363,292		$ 17,363,292
Provision for deferred income taxes - operating income		2,729,976		2,729,976

To reclassify deferred taxes related to the amortization of net regulatory assets.

13 - TRANSACTIONS WITH AFFILIATED COMPANIES

Operating revenues, operating expenses and interest charges include transactions with CEI, Ohio Edison Company (OE), Pennsylvania Power Company and ATSI. Primary transactions include electric sales (see following paragraph), purchased power and transmission facilities rent expenses of $9,400,000 from ATSI starting in 2000. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and CEI.

The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $103,956,881 and $104,301,983 in 2000 and 1999, respectively. This sale is expected to continue through the end of the lease period.

FirstEnergy provides support services at cost to the Company and other affiliated companies, for which the Company was billed $36,000,000 in 2000 and $59,400,000 in 1999.

Notes Common to Balance Sheet, Income Statement and

Statement of Cash Flows

14 - SUPPLEMENTAL CASH FLOWS INFORMATION

Cash and Cash Equivalents at December 31, 2000:

Account	Account Title	
131	Cash	$ 1,172,700
135	Working Fund...............	201,631
136	Temporary Cash Investments..	1,130
		$ 1,375,461

Operating Activities:	
Interest Paid (net of amounts capitalized	$ 71,009,000
Income Taxes Paid	$ 65,553,000
Investing Activities:	
Gross Additions to Utility Plant	$ 92,860,916
Capital Leases - Nuclear Fuel	$ 36,052,388

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value.

All borrowings with initial maturities of less than one year are defined as financial instruments under accounting principles generally accepted in the United States (GAAP) and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Long-term debt	$ 918,596	$ 952,068	$ 994,626	$ 1,002,103
Investments other than cash and cash equivalents:				
Debt securities - (Maturing in more than 10 years)	$ 316,685	$ 307,121	$ 292,911	$ 270,030
Equity securities	2,577	2,577	2,543	2,543
All other	133,025	136,572	124,031	128,388
	$ 452,287	$ 446,270	$ 419,485	$ 400,961

The fair value of long-term debt reflects the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Company has no securities held for trading purposes.

15 - REGULATORY PLAN

The Public Utilities Commission of Ohio (PUCO) approved FirstEnergy Corp's (FirstEnergy) Rate Reduction and Economic Development Plan for the Company in January 1997. The regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $93,000,000 (approximately 15 percent below then current levels). The regulatory plan also revised the Company's fuel cost recovery method so that the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $111,000,000 during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

In July 1999, Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the legislation provides for a five percent reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, CEI and OE -- filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and

perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, the Company's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how the Company's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of generation-related transition costs of approximately $859,000,000 ($764,000,000, net of deferred income taxes) and transition costs related to regulatory assets aggregating approximately $842,000,000 ($573,000,000, net of deferred income taxes).

On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than mid-2007 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 160 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the nonnuclear generation business of the Company was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $53,000,000 of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

The settlement agreement provides to the Company's Ohio customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 160 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery period could be shortened for the Company to reduce recovery by as much as $80,000,000, but any such adjustment would be computed on a class-by-class and pro-rata basis.

All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $842,000,000 in connection with the 1997 FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes satisfied the $647,000,000 asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company recognized the applicable accelerated amortization over the period that its rate plan was in effect.

Application of SFAS 71 was discontinued in 1997 with respect to the Company's nuclear operations and in mid-2000, as discussed above, with respect to the Company's nonnuclear generation business. The Company's net assets included in utility plant relating to operations for which the application of SFAS 71 was discontinued were $623,000,000 as of December 31, 2000.

16 - DEPRECIATION

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% in 2000 and 1999.

Annual depreciation expense includes approximately $9,800,000 for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $20,000,000 from implementing the Company's transition plan in 2001. The Company's share of the future obligation to decommission these units is approximately $422,000,000 in current dollars and (using a 4.0% escalation rate) approximately $1,031,000,000 in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $111,000,000 for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $6,900,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the DOE, as required by the Energy Policy Act of 1992.

DOE special assessment activities during 2000 and 1999 respectively, were Account 518 expenses: $1,112,432 and $1,085,734; payments: $1,143,877 and $1,106,143; and refunds: $0 for both years.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

17 - RETIREMENT BENEFITS

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394,106,439	$1,500,134,952	$608,426,051	$ 601,269,566
Service cost	27,421,692	28,296,067	11,349,407	9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Plan amendments	41,347,358	--	--	--
Actuarial loss (gain)	17,264,015	(155,585,368)	121,680,323	(17,583,693)
Net increase from asset swap	--	14,800,000	--	12,524,600
Voluntary early retirement program expense	23,353,000	--	--	--
Benefits paid	(102,221,644)	(95,534,268)	(35,097,490)	(37,818,560)
Benefit obligation as of December 31	1,506,055,538	1,394,106,439	752,028,957	608,426,051
Change in plan assets:				
Fair value of plan assets as of January 1	1,807,458,798	1,682,987,392	4,917,191	3,906,528
Actual return on plan assets	768,878	220,005,674	(178,534)	621,633
Company contribution	--	--	18,344,187	402,444
Benefits paid	(102,221,644)	(95,534,268)	--	--
Administrative expenses	--	--	(42,480)	(13,414)
Fair value of plan assets as of December 31	1,706,006,032	1,807,458,798	23,040,364	4,917,191
Funded status of plan	199,950,494	413,352,359	(728,988,593)	(603,508,860)
Unrecognized actuarial loss (gain)	(90,915,998)	(303,535,599)	147,307,299	24,881,450
Unrecognized prior service cost	93,063,964	57,382,039	20,909,717	24,158,510
Unrecognized net transition obligation (asset)	(2,106,408)	(10,051,160)	110,841,109	120,077,867
Prepaid (accrued) benefit cost	$199,992,052	$157,147,639	$(449,930,468)	$(434,391,033)
Company's share of prepaid (accrued) benefit cost	$ 878,087	$(11,800,000)	$(117,120,939)	$(110,200,000)
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

FirstEnergy's net pension and other postretirement benefit costs for the two years ended December 31, 2000 were computed as follows:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Service cost	$ 27,421,692	$ 28,296,067	$ 11,349,407	$ 9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Expected return on plan assets	(180,918,929)	(168,056,403)	(524,512)	(400,419)
Amortization of transition obligation (asset)	(7,944,752)	(7,944,752)	9,236,758	9,236,758
Amortization of prior service cost	5,665,433	5,665,433	3,248,793	3,248,793
Recognized net actuarial loss (gain)	(9,095,535)	--	--	--
Voluntary early retirement program expense	17,243,000	--	--	--
Net benefit cost	$(42,844,413)	$(40,044,599)	$ 68,981,112	$ 62,119,270
Company's share of total plan costs	$(12,661,572)	$ (8,323,000)	$ 15,063,137	$ 12,648,000

The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0%-5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7,500,000 and the postretirement benefit obligation by $94,400,000. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8,500,000 and the postretirement benefit obligation by $111,000,000.

18 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements were prepared in accordance with the accounting requirements set forth in the Uniform System of Accounts and published accounting releases of the Federal Energy Regulatory Commission, which is a comprehensive basis of accounting other than GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,326,331,981	1,326,331,981
4	Property Under Capital Leases	1,479,748	1,479,748
5	Plant Purchased or Sold		
6	Completed Construction not Classified	203,919,561	203,919,561
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,531,731,290	1,531,731,290
9	Leased to Others		
10	Held for Future Use	2,453,748	2,453,748
11	Construction Work in Progress	73,565,425	73,565,425
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,607,750,463	1,607,750,463
14	Accum Prov for Depr, Amort, & Depl	537,418,020	537,418,020
15	Net Utility Plant (13 less 14)	1,070,332,443	1,070,332,443
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	512,115,700	512,115,700
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	23,151,494	23,151,494
22	Total In Service (18 thru 21)	535,267,194	535,267,194
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation	2,150,826	2,150,826
29	Amortization		
30	Total Held for Future Use (28 & 29)	2,150,826	2,150,826
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	537,418,020	537,418,020

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	42,000,544	36,052,388
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	42,000,544	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance End of Year (f)	Line No.
Amortization (d)	Other Reductions (Explain in a footnote) (e)		
[redacted]			1
			2
			3
			4
			5
[redacted]			6
			7
			8
			9
[redacted]			10
			11
23,881,340		54,171,592	12
			13
[redacted]		54,171,592	14
			15
			16
			17
			18
			19
			20
			21
[redacted]			22

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202 Line No.: 12 Column: f

Quantities of net unamortized leased fuel at December 31, 2000 were as follows:

Lbs U308		0
Kgs UF6		0
Enriched U-Kgs	(Estimated)	10,870
Fabricated U-Kgs	(Estimated)	21,546

During 2000, the Company consumed 69,461,876 MMBTU's of leased nuclear fuel.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	145,181,391	23,359
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	145,181,391	23,359
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	3,087,490	26,817
9	(311) Structures and Improvements	26,819,356	16,987
10	(312) Boiler Plant Equipment	178,301,337	6,452,179
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	44,328,325	731,251
13	(315) Accessory Electric Equipment	9,794,945	
14	(316) Misc. Power Plant Equipment	6,673,722	1,768,929
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	269,005,175	8,996,163
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	1,691,957	
18	(321) Structures and Improvements	93,138,826	428,720
19	(322) Reactor Plant Equipment	234,049,294	4,315,179
20	(323) Turbogenerator Units	39,625,750	932,230
21	(324) Accessory Electric Equipment	62,548,592	123,762
22	(325) Misc. Power Plant Equipment	35,800,961	3,261,071
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	466,855,380	9,060,962
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights	15,301	1,516,880
35	(341) Structures and Improvements	128,933	
36	(342) Fuel Holders, Products, and Accessories	88,726	
37	(343) Prime Movers	3,887,961	4,748
38	(344) Generators	2,331,557	79,933,801
39	(345) Accessory Electric Equipment	236,612	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
11,531,798	-9,028,525	-6,697,434	117,946,993		4
11,531,798	-9,028,525	-6,697,434	117,946,993		5
					6
					7
		-26,817	3,087,490		8
		-1,396	26,834,947		9
10,172,104		-717,604	173,863,808		10
					11
		-131,358	44,928,218		12
			9,794,945		13
			8,442,651		14
10,172,104		-877,175	266,952,059		15
					16
	-140,314		1,551,643		17
12,796	-10,402,806		83,151,944		18
141,612	-23,422,884		214,799,977		19
27,811	-3,973,246		36,556,923		20
-69	-6,206,126		56,466,297		21
40	-2,359,638		36,702,354		22
182,190	-46,505,014		429,229,138		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
		26,817	1,558,998		34
			128,933		35
		717,604	806,330		36
		91,094	3,983,803		37
		40,264	82,305,622		38
			236,612		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	239	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	6,689,329	81,455,429
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	742,549,884	99,512,554
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	14,470,223	68,992
45	(352) Structures and Improvements	6,085,616	-49,461
46	(353) Station Equipment	87,870,220	-5,872,704
47	(354) Towers and Fixtures	18,871,303	
48	(355) Poles and Fixtures	16,741,330	2,254,386
49	(356) Overhead Conductors and Devices	39,122,752	-4,253,548
50	(357) Underground Conduit	751,771	
51	(358) Underground Conductors and Devices	95,107	
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	184,008,322	-7,852,335
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	4,832,977	7,205
56	(361) Structures and Improvements	1,451,519	24,480
57	(362) Station Equipment	59,665,268	1,332,293
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	81,663,632	1,961,810
60	(365) Overhead Conductors and Devices	98,783,859	3,020,510
61	(366) Underground Conduit	10,137,264	184,449
62	(367) Underground Conductors and Devices	65,789,489	7,361,008
63	(368) Line Transformers	89,793,785	2,464,884
64	(369) Services	60,763,224	290,522
65	(370) Meters	28,172,018	1,152,752
66	(371) Installations on Customer Premises	2,407,842	1,823,723
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	29,898,288	1,293,399
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	533,359,165	20,917,035
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,927,526	
72	(390) Structures and Improvements	22,005,000	684,085
73	(391) Office Furniture and Equipment	9,487,201	68,443
74	(392) Transportation Equipment	7,750,377	-47,932
75	(393) Stores Equipment	889,514	
76	(394) Tools, Shop and Garage Equipment	3,180,429	8,731
77	(395) Laboratory Equipment	2,157,864	
78	(396) Power Operated Equipment	1,719,594	
79	(397) Communication Equipment	3,596,621	
80	(398) Miscellaneous Equipment	119,122	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	52,833,248	713,327
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	52,833,248	713,327
84	TOTAL (Accounts 101 and 106)	1,657,932,010	113,313,940
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,657,932,010	113,313,940

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			239		40
		875,779	89,020,537		41
10,354,294	-46,505,014	-1,396	785,201,734		42
					43
		-11,160	14,528,055		44
		-5,839,918	196,237		45
308,531	-1,970,716	-64,489,457	15,228,812		46
		-18,837,039	34,264		47
8,747		-16,819,159	2,167,810		48
12,056		-32,297,365	2,559,783		49
			751,771		50
		-18,441	76,666		51
					52
329,334	-1,970,716	-138,312,539	35,543,398		53
					54
			4,840,182		55
		-122,095	1,353,904		56
		-2,137,780	58,859,781		57
					58
530,914			83,094,528		59
214,511			101,589,858		60
716			10,320,997		61
53,059			73,097,438		62
1,525,634		-247,337	90,485,698		63
35,364			61,018,382		64
160,611		88,722	29,252,881		65
46,017			4,185,548		66
					67
54,313			31,137,374		68
2,621,139		-2,418,490	549,236,571		69
					70
	-15,146	-19,496	1,892,884		71
	-191,711	-9,540	22,487,834		72
249,106	-104,487	-4,905,122	4,296,929		73
285,637			7,416,808		74
15,774	-535		873,205		75
60,648	-1,072		3,127,440		76
23,639	-57		2,134,168		77
115,897			1,603,697		78
118,129	-142,517	-3,478,492	-142,517		79
4,285	-2,691		112,146		80
873,115	-458,216	-8,412,650	43,802,594		81
					82
873,115	-458,216	-8,412,650	43,802,594		83
25,709,680	-57,962,471	-155,842,509	1,531,731,290		84
					85
					86
					87
25,709,680	-57,962,471	-155,842,509	1,531,731,290		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -
(302)	-	-	-	-
(303)	6,939,955	(2,041,962)	-	4,897,993
Total	6,939,955	(2,041,962)	-	4,897,993
(310)	-	26,817	(26,817)	-
(311)	213,444	12,314	(1,397)	224,361
(312)	7,631,327	6,448,130	(717,604)	13,361,853
(314)	1,158,478	731,251	(131,358)	1,758,371
(315)	1,335,945	(261,713)	-	1,074,232
(316)	290,291	1,768,929	-	2,059,220
Total	10,629,485	8,725,728	(877,176)	18,478,037
(320)	-	-	-	-
(321)	2,443,254	420,124	-	2,863,378
(322)	20,317,695	2,694,847	-	23,012,542
(323)	549,201	574,846	-	1,124,047
(324)	1,308,313	75,381	-	1,383,694
(325)	8,648,230	3,080,559	-	11,728,789
Total	33,266,693	6,845,757	-	40,112,450
(340)	-	1,516,880	26,817	1,543,697
(342)	-	-	717,604	717,604
(343)	-	4,748		95,843
(344)	-	79,933,802	70,263	79,974,065
Total	-	81,455,430	875,779	82,331,209
(350)	(106,349)	68,991	(11,160)	(48,518)
(352)	497,409	(497,409)	-	-
(353)	14,476,826	(13,591,172)	11,998	897,652
(354)	-	-	-	-
(355)	440,798	(361,554)	117,787	197,031
(356)	7,260,425	(7,124,375)	61,010	197,060
(357)	630,566	-	-	630,566
(358)	-	-	-	-
(359)	-	-	-	-
Total	23,199,675	(21,505,519)	179,635	1,873,791

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(360)	1,121,119	7,205	-	1,128,324
(361)	-	24,480	-	24,480
(362)	11,179,466	37,580	(120,659)	11,096,387
(364)	2,419,490	(253,549)	-	2,165,941
(365)	17,762,876	1,483,065	-	19,245,941
(366)	245,671	119,716	-	365,387
(367)	3,706,281	3,069,215	-	6,775,496
(368)	14,112,501	(4,070,465)	(247,337)	9,794,699
(369)	857,528	(36,912)	-	820,616
(370)	3,115,378	(1,632,928)	247,337	1,729,787
(371)	(1,664,452)	1,693,648	-	29,196
(373)	1,695,868	774,828	-	2,470,696
Total	54,551,726	1,215,883	(120,659)	55,646,950
(389)	-	-	-	-
(390)	301,774	49,457	-	351,231
(391)	648,190	(190,029)	(190,654)	297,507
(392)	(24,118)	(47,932)	-	(72,050)
(393)	-	-	-	-
(394)	129,402	(93,959)	-	32,443
(395)	-	-	-	-
(396)	-	-	-	-
(397)	26,142	-	(26,142)	-
(398)	-	-	-	-
Total	1,078,390	(282,463)	(216,796)	579,131
GR TOTAL	$ 129,665,924	$ 74,412,854	$ (159,217)	$ 203,919,561

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Minor Land Items	03/31/1982		46,810
4		03/31/1998		136,403
5		12/31/1999		119,709
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	Davis-Besse Turbine Rotor "A"	11/30/1994	04/31/2004	2,150,826
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			2,453,748

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 214 Line No.: 3 Column: c

Date not presently determinable.

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Bay Shore - 5B001 - Repowering Project	1,046,505
2	Bay Shore - 5B016 - HP Feedwater Heater Replacement	138,791
3	Bay Shore - 5B019 - NOX Projects	372,436
4	Bay Shore - 5N0XY - NOX Projects	655,698
5	Bay Shore Peaker - 5B012 - Peaker Projects	45,435,578
6	Beaver Valley - 5819V - Power Uprate Main Flow Meter	411,703
7	Beaver Valley - 5842V - 5% Nominal Uprate And Atmosphere	241,948
8	Beaver Valley 2 - 5812V - Simulator Upgrade	150,561
9	Beaver Valley CF - 5802V - Electronic Document Control	129,715
10	Davis Besse - 5D012 - Plant Process Computer	332,598
11	Davis-Besse - 570DB - Miscellaneous Projects	294,205
12	Davis-Besse - 599DB - Miscellaneous Nuclear (Blanket)	299,569
13	Davis-Besse - 5D007 - Replace Sirens/Poles	200,046
14	Davis-Besse - 5D014 - Rerack Spent Fuel Pool	1,552,891
15	Davis-Besse - 5D040 - Caldon Feedwater Flow System	280,374
16	Davis-Besse - 5D400 - Provide For Facility Improvement	167,781
17	FirstEnergy - 1115S - EMS Consolidation	373,476
18	Mansfield - 5160M - Auxilliary Boiler C Explosion	124,970
19	Mansfield 3 - 5132M - Install Security Equipment	144,722
20	Mansfield 3 - 5148M - Install A,C,D,E, Reactor Header Module	261,254
21	Mansfield 3 - 599MM - Miscellaneous Production Additions & Improvements-$100,000 Less	198,008
22	Mansfield CF - 5089M - Gypsum Plant Piping	5,760,739
23	Perry - 5818P - Security Computer Upgrade	169,161
24	Perry - 5832P - Power Upgrade Project	4,506,041
25	Perry - 5833P - Refuel Outage 8 (2001)	131,412
26	Perry - 5841P - Install Dampers In CC HVAC Ducts	321,118
27	Perry - 5843P - Main Turbine Control	253,537
28	Perry - 599MP - Miscellaneous Nuclear Additions & Improvements	338,403
29	Richland - 1508D - 138/12.47KV Transformer Winding Replacement	181,623
30	System - 1158S - West Lorain Substation Expansion	633,648
31	Western Region - 1057W -CRI Improvement Project	1,887,710
32	Western Region - 1077W - Replace Failed Richland Sub #5 Transformer	424,865
33	Western Region - 1157S - Delaware Service Center Security	173,213
34	Western Region - 1801W - Distribution Line Capacitors	108,141
35	Western Region - 1900W - New Business	2,316,242
36	Western Region - 1901W - Storm Damage	182,281
37	Western Region - 1903W - Accident Damage	327,250
38	Western Region - 1904W - Line Relocation	496,908
39	Western Region - 1905W - T&D Line Blanket	587,202
40	Western Region - 1908W - Street Light Project	305,692
41	Western Region - 1940W - Line Transformers	310,452
42	Western Region - 1950W - Capital Assets	654,913
43	TOTAL	73,565,425

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Western Region - 5DFTS - Install Digital Fuel Tracking System	124,496
2	All Other	557,549
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	73,565,425

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company Engineering and Supervision	2,137,701
3	Engineering by Outside Companies	
4		
5	Federal and State Payroll Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	525,272
7		
8	General Administrative	
9	Salaries and Expenses	2,700,666
10	Benefit Costs and Payroll Taxes	280,788
11		
12	Pension and Benefit Costs exclusive of amount related to salaries transferred from	
13	Administrative Expense	1,399,617
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	7,044,044

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

For construction overhead, refer to attached footnote.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalized AFUDC at a rate which is the lower of the rate computed by applying the formula prescribed by FERC, which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the lower embedded cost of long-term debt rate during 2000.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)		Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)	
1	Average Short-Term Debt & Computation of Allowance text	S				
2	Short-term Interest				s	
3	Long-Term Debt	D	979,741,029	56.26	d	8.01
4	Preferred Stock	P	210,000,000	12.06	p	7.83
5	Common Equity	C	551,704,367	31.68	c	12.59
6	Total Capitalization		1,741,445,396	100%		
7	Average Construction Work in Progress Balance	W	97,990,064			

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 4.51

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 4.93

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 8.01
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Engineering and Supervision

(a) The actual time of employees devoted to the planning, design and supervision of construction projects, together with amounts paid for outside professional engineering services, is charged to such projects to the extent possible.

(b) Other actual time of employees devoted to the engineering of construction, together with amounts paid for outside professional engineering services, is accumulated in distributable construction work in progress (projects functionalized by transmission, distribution, etc.) by direct charges from payrolls, invoices, vouchers, etc. Each month such charges to the distributable projects are distributed to each construction project included in such functional group on the basis of a percentage of direct labor and material charges to each construction project, except that no distribution is made to projects which are direct purchases of equipment only.

(c) The portion of engineering and construction supervision salaries not specifically chargeable to projects covered in (a) and (b), together with clerical salaries and expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all construction projects on the basis of a percentage of labor charges.

(d) The amount of engineering and supervision so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers and other general employees who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to construction projects on the basis of payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to construction projects, on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects, which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total salaries and wages charged thereto.

(b) Each month the amount so charged is distributed pro rata to construction projects on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific construction projects are charged directly to such construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	561,562,358	559,411,532	2,150,826	
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	48,863,637	48,863,637		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	610,443	610,443		
6	Other Clearing Accounts	106,099	106,099		
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	49,580,179	49,580,179		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	14,177,882	14,177,882		
12	Cost of Removal	551,126	551,126		
13	Salvage (Credit)	1,069,651	1,069,651		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	13,659,357	13,659,357		
15	Other Debit or Cr. Items (Describe):	-83,216,654	-83,216,654		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	514,266,526	512,115,700	2,150,826	
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	153,398,596	153,398,596		
19	Nuclear Production	48,648,026	46,497,200	2,150,826	
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	8,591,741	8,591,741		
23	Transmission	9,889,533	9,889,533		
24	Distribution	272,822,713	272,822,713		
25	General	20,915,917	20,915,917		
26	TOTAL (Enter Total of lines 18 thru 25)	514,266,526	512,115,700	2,150,826	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from Toledo Edison Company to American Transmission Systems, Inc. for electric plant transferred in the amount of ($76,880,148). Also includes ($6,336,506) for the impairment of generating plant investment as a result of the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" for the Company's generation business effective with the approval by the Public Utilities Commission of Ohio of the Company's transition plan.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Bay Shore Plant Property (excess land)			
2	Account 121 Dec. 1978	175,915		175,915
3				
4	Holland Operations Center (excess land)			
5	Account 121 June 1978	151,551		151,551
6				
7	Acme Plant Oil Tanks and associated equipment			
8	Account 121 in July, 1987	1,302,220		1,302,220
9				
10	Edison Plaza Tenant Improvements			
11	Account 121 1996 and 1997	2,935,401		2,935,401
12				
13	Construction Work in Progress	440,705		440,705
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43	Minor Item Previously Devoted to Public Service	648,066		648,066
44	Minor Item Previously Devoted to Public Service	852,562		852,562
45	Minor Items-Other Nonutility Property			
46	TOTAL	6,506,420	0	6,506,420

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 221 Line No.: 8 Column: d

Leased to Seneca Petroleum.

Schedule Page: 221 Line No.: 11 Column: d

Tenants provided for in Edison Plaza Tenant Improvements

Huntington National Bank
Standard Federal Bank
Chamber Commerce - Toledo
Libbey
Findley, Davies
Cline, Cook, Weisenburger
Shindler, Neff & Holmes
Arthur Andersen
Clifton, Gunderson & Co.
Michael Realty
Summit Foods, LLC
Bartz Viviano Flower Shop

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Toledo Edison Capital Corporation	06/30/97		
2				
3	Common Stock			23,972,872
4	Equity in Undistributed Subsidiary Earnings			329,013
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 23,972,872		TOTAL	24,301,885

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		23,972,872		3
192,167	-117,224	403,956		4
				5
				6
				7
				8
				9
				10
				11
				12
				13
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				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
192,167	-117,224	24,376,828		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	4,134,144	1,551,246	Electric
2	Fuel Stock Expenses Undistributed (Account 152)	438,654	-16,285	Electric
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	17,749,224	15,269,093	Electric
8	Transmission Plant (Estimated)	2,068	8,763	Electric
9	Distribution Plant (Estimated)	31,042	131,537	Electric
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	17,782,334	15,409,393	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	887,875	442,800	Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	23,243,007	17,387,154	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2001 No. (d)	2001 Amt. (e)
1	Balance-Beginning of Year	151,369.00		39,808.00	
2		[redacted]			
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6		[redacted]			
7					
8	Purchases/Transfers:				
9					
10					
11					
12					
13					
14					
15	Total				
16		[redacted]			
17	Relinquished During Year:				
18	Charges to Account 509	12,819.00			
19	Other:	[redacted]			
20					
21	Cost of Sales/Transfers:	[redacted]			
22					
23	Grand Total of Sales [redacted]	119,384.00			
24	Carolina Power & Light				
25					
26					
27					
28	Total	119,384.00			
29	Balance-End of Year	19,166.00		39,808.00	
30		[redacted]			
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains		16,563,680		
35	Losses				
	Allowances Withheld (Acct 158.2)	[redacted]			
36	Balance-Beginning of Year			851.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales				
40	Balance-End of Year			851.00	
41		[redacted]			
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)				
45	Gains				
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
39,808.00		39,808.00		[redacted]		270,793.00		1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
								8
								9
								10
								11
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[redacted]								16
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						12,819.00		18
[redacted]								19
								20
[redacted]								21
								22
						119,384.00		23
10,000.00						10,000.00		24
								25
								26
								27
10,000.00						129,384.00		28
29,808.00		39,808.00				128,590.00		29
[redacted]								30
								31
								32
								33
							16,563,680	34
								35
[redacted]								
851.00		851.00		[redacted]		2,553.00		36
								37
								38
				851.00		851.00		39
851.00		851.00		-851.00		1,702.00		40
[redacted]								41
								42
								43
				851.00	85,104	851.00	85,104	44
					85,104		85,104	45
								46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 1 Column: j

The EPA allocates 39,808 per year through 2009 and in 2010 the EPA allocation changes to 29,442 per year until the end of the program.

Schedule Page: 228 Line No.: 23 Column: a

Summary of 2000 Emission Allowance Sales and Transfers:

Company	# of Emission Allowances
Southern Company Energy	2,500
Public Service Electric & Gas	34,177
Dynegy Marketing and Trade	7,500
Aquila Energy	10,000
Duke Energy	10
Peabody Coal Trade	5,000
Arizona Public Service	15,000
PP&L Energy Plus	2,500
American Electric Power	12,500
PG&E Energy	5,000
Koch Carbon Inc.	12,500
Cantor Fitzgerald	5,000
PG&E Trading Power	2,500
Enron North America Corp.	5,000
Swap TE BMP2 to PP General	197

Total	119,384

Schedule Page: 228 Line No.: 36 Column: j

The EPA is withholding 851 emission allowances for auction through the year 2009 and in 2010 the EPA is witholding 850 emission allowances for auction until the end of the program.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Perry # 1 - Deferred Expenses				
2	(Amortized as Costs are Recovered from Customers)		407.30	3,596,530	88,016,543
3					
4	Beaver Valley # 2 - Deferred Expenses				
5	(Amortized as Costs are Recovered from Customers)		407.30	3,622,612	93,365,820
6					
7	Employee Postretirement Cost				
8	(Amortize 12/95 through 11/2012)		407.30	2,377,709	28,334,373
9					
10	AFUDC Recoverable from PUCO				
11	Jurisdictional Customers				
12	(Amortized as Costs are Recovered from Customers)		407.30	763,812	6,110,475
13					
14	Customer Receivable for Future Income Taxes				
15	(Amortized as Costs are Recovered from Customers)		407.30	17,055,264	146,109,747
16					
17	Rate Stabilization Program - 1992		406.10	1,134,672	
18	(Amortized as Costs are Recovered from Customers)		407.30	4,415,916	119,922,443
19					
20	DOE Decontamination & Decommissioning				
21	(Amortized as Costs are Recovered from Customers)		518.10	848,291	7,816,492
22					
23	Loss on Sale/Leaseback - Beaver Valley # 2				
24	(Amortized as Costs are Recovered from Customers)		525.10	4,493,172	73,742,167
25					
26	Sale and Leaseback Costs				
27	(Amortized as Costs are Recovered from Customers)		407.30	11,729,976	91,290,736
28					
29	Generating Asset Impairment				
30	(Amortized as Costs are Recovered from Customers)	53,112,472			53,112,472
31					
32	Transition Costs				
33	(Amortized as Costs are Recovered from Customers)	1,049,383			1,049,383
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	54,161,855		50,037,954	708,870,651

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits	Balance at Beginning of Year	Debits	CREDITS		Balance at End of Year
				Account Charged	Amount	
	(a)	(b)	(c)	(d)	(e)	(f)
1	BV Aggregate Arrangement Fees	1,728,608		525.10	740,832	987,776
2						
3	DB & PY Nuclear Fuel Prop Tax	2,595,027	1,557,611	518.10	1,702,092	2,450,546
4						
5	A/R Sales Suspense - Financing	-11,951,483	38,237,711	173.00	33,899,512	-7,613,284
6						
7	Financing Related Costs	861,727		footnote	121,076	740,651
8						
9	Materials Under Consignment	20,232,151	7,228,034	footnote	5,466,372	21,993,813
10						
11	Goodwill (Amort. over 40 yrs)	465,168,411	5,379,864	407.30	12,384,000	458,164,275
12						
13	Ohio Real & Personal Prop Tax	43,447,812		253.00	20,531,722	22,916,090
14						
15	Minor Items		300,990			300,990
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	992,199	[redacted]			711,219
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	523,074,452	[redacted]			500,652,076

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 233 Line No.: 7 Column: d

Financing Related Costs

Account Charged	Amount
426.50	$76,688
507.10	44,388
	$121,076

Schedule Page: 233 Line No.: 9 Column: d

Materials Under Consignment

Account Charged	Amount
253.00	$3,995,338
154.00	1,471,034
	$5,466,372

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Nuclear Fuel Disposal Costs	-7,428,312	1,055,406
3	Nuclear Plant Decommissioning	6,335,301	3,637,851
4	Pension Costs	22,232,185	18,427,911
5			
6			
7	Other	178,474,501	146,276,618
8	TOTAL Electric (Enter Total of lines 2 thru 7)	199,613,675	169,397,786
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other Non Operating Items	2,510,584	2,207,373
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	202,124,259	171,605,159

Notes

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: c

Line 7 Electric - Other:

Provision for Doubtful Accounts	1,705,019	717,508
Vacation Pay Accrual	2,814,559	2,183,037
Nuclear Fuel Disposal DOE Refund	8,589,914	8,683,359
Reserve for Obsolescence - Inventory	966,560	449,388
Gain on Sale Leaseback	55,089,858	51,861,642
Injuries and Damages	60,524	19,492
Alternative Min. Tax	30,055,336	5,099,783
Contingency - Dura Landfill Clean Up	821,508	246,497
BM Hedging Transaction	823,627	0
Expense Accruals - FAS 112	2,208,980	2,233,076
Accumulated Deferred ITC	13,745,861	12,477,526
Deferred Income Tax - FAS 109	7,577,664	13,925,543
Health Benefits -FAS 106	7,120,803	10,228,229
Severance Estimate	8,543,214	2,167,590
Int. Income from Nqual Decom Trust	962,065	1,113,168
Demand Side Management	112,502	98,915
Deferred Compensation	1,410,711	3,919,544
Asbestos Removal	659,847	752,863
Ohio Deferred Income Tax	0	13,143,007
Property Tax Variance	1,619,535	2,964,391
Incentive Compensation	(778,085)	700,816
FICA Accrual Estimate	0	201,023
Customer Asst Exp. - North Star	1,006,469	856,757
Other	33,358,030	12,233,464
Total Electric Other	178,474,501	146,276,618

Schedule Page: 234 Line No.: 17 Column: c

Line 17 Other

Contribution Carryover	243,628	0
Merger Costs Expensed	1,825,168	1,825,168
City of Toledo Loan	441,788	382,205
Total	2,510,584	2,207,373

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	60,000,000	5.00	
2				
3	Total Common Stock	60,000,000		
4				
5	Preferred Stock (Account 204)			
6				
7	$100 par value:			
8	4.25% Cumulative	160,000	100.00	104.63
9	4.56% Cumulative	50,000	100.00	101.00
10	4.25% Cumulative	100,000	100.00	102.00
11	8.32% Cumulative	100,000	100.00	102.46
12	7.76% Cumulative	150,000	100.00	102.44
13	7.80% Cumulative	150,000	100.00	101.65
14	10.00% Cumulative	190,000	100.00	101.00
15	Undesignated as to series	2,100,000	100.00	
16				
17	$25 par value:			
18	$2.21 Cumulative	1,000,000	25.00	25.25
19	$2.365 Cumulative	1,400,000	25.00	27.75
20	Adj Rate Series A Cumulative (7.00% avg.)	1,200,000	25.00	25.00
21	Adj Rate Series B Cumulative (7.4248% avg.)	1,200,000	25.00	25.00
22	Undesignated as to series	7,200,000	25.00	
23				
24	Cumulative Preference Stock	5,000,000	25.00	
25				
26	Total Preferred Stock	20,000,000		
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year. Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
39,133,887	195,669,435					1
						2
39,133,887	195,669,435					3
						4
						5
						6
						7
160,000	16,000,000					8
50,000	5,000,000					9
100,000	10,000,000					10
100,000	10,000,000					11
150,000	15,000,000					12
150,000	15,000,000					13
190,000	19,000,000					14
						15
						16
						17
1,000,000	25,000,000					18
1,400,000	35,000,000					19
1,200,000	30,000,000					20
1,200,000	30,000,000					21
						22
						23
						24
						25
5,700,000	210,000,000					26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Schedule Page: 250 Line No.: 5 Column: a

Series on lines 8, 11, 12 and 14 are listed with the American Stock Exchange. Series on lines 18 through 21 are listed with the New York Stock Exchange. Series on lines 9, 10 and 13 are not listed.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1			
2	Premium on Capital Stock (Account 207)	39,133,887	328,559,143
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	39,133,887	328,559,143

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221 FIRST MORTGAGE BONDS		
2	7 7/8%	145,000,000	1,123,338
3			174,000 D
4	8.00%	40,000,000	172,037
5			
6	SUBTOTAL	185,000,000	1,469,375
7			
8	ACCOUNT 224 OTHER LONG-TERM DEBT		
9	8.00%	33,200,000	211,623
10			910,012 D
11	8.00%	34,100,000	211,623
12			934,681 D
13	7.40%	30,900,000	748,613
14	8.00%	30,500,000	655,890
15	6.78%	20,200,000	336,182
16			192,708 D
17	7.58%	45,000,000	902,963
18	7.75%	35,000,000	629,858
19	7.75%	19,000,000	341,462
20			
21	6.10% OH Air Due 2027	10,100,000	440,042
22			
23	10.00% PC Loan-1980B	1,000,000	31,178
24	5.20-5.75% PC Note-1973A	6,000,000	46,188
25	10.00% Series due 2021	15,000,000	147,261
26	9.50% Series due 2001	21,000,000	171,804
27	9.22% Series due 2021	15,000,000	147,261
28	8.50% Series due 2001	8,000,000	65,449
29	8.65% Series due 2002	5,000,000	40,906
30	8.62% Series due 2002	7,000,000	57,268
31	8.18% Series due 2002	17,000,000	106,250
32	7.78% Series due 2000	1,000,000	8,351
33	TOTAL	1,103,900,754	23,945,991

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
08/12/1992	08/01/2004	08/12/1992	08/01/2004	145,000,000	11,418,750	2
						3
11/01/1973	11/01/2003	11/01/1973	11/01/2003	34,525,000	2,788,667	4
						5
				179,525,000	14,207,417	6
						7
						8
05/15/1990	05/15/2019	05/15/1990	05/15/2019		1,121,422	9
						10
05/15/1990	05/15/2019	05/15/1990	05/15/2019		1,151,822	11
						12
11/01/1987	11/01/2022	11/01/1987	11/01/2022		1,905,500	13
10/01/1994	10/01/2023	10/01/1994	10/01/2023	30,500,000	2,440,000	14
01/01/1993	07/01/2023	01/01/1993	07/01/2023	20,200,000	1,388,750	15
						16
05/01/1995	05/01/2020	05/01/1995	05/01/2020	45,000,000	3,431,250	17
07/15/1995	05/01/2020	07/15/1995	05/01/2020	35,000,000	2,712,500	18
07/15/1995	05/01/2020	07/15/1995	050/01/200	19,000,000	1,472,500	19
						20
08/27/1997	08/01/2027	08/27/1997	08/01/2027	10,100,000	616,100	21
						22
08/01/1980	08/01/2010	08/01/1980	8/01/2010	970,000	99,000	23
06/01/1973	6/01/2003	06/01/1973	6/01/2003			24
03/27/1991	03/26/2021	03/27/1991	03/26/2021	15,000,000	1,500,000	25
03/27/1991	04/01/2001	03/27/1991	04/01/2001	21,000,000	1,995,000	26
03/28/1991	12/15/2021	03/28/1991	12/15/2021	15,000,000	1,383,000	27
12/20/1991	12/31/2001	12/20/1991	12/31/2001	8,000,000	680,000	28
03/27/1992	04/01/2002	03/27/1992	04/01/2002	5,000,000	432,500	29
03/25/1992	04/01/2002	03/25/1992	04/01/2002	7,000,000	603,400	30
07/08/1992	07/30/2002	07/08/1992	07/30/2002	17,000,000	1,390,600	31
03/16/1993	04/01/2003	03/16/1993	04/01/2003	1,000,000	77,800	32
[redacted]				918,595,754	72,892,183	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	7.38% Series due 2000	14,000,000	112,217
2	7.76% Series due 2003	5,000,000	41,754
3	7.46% Series due 2000	16,500,000	132,267
4			
5	8.70% Debentures	135,000,000	1,762,933
6			106,250 D
7	7.91% Series due 2003	3,000,000	25,052
8	7.50% Series due 2000	100,000	793
9	7.85% Series due 2003	15,000,000	125,244
10	7.82% Series due 2003	38,400,000	320,662
11	5.375% Series due 2028	3,750,754	233,691
12	Beaver Valley-4.850% Series A Due 2030	34,850,000	299,293
13	Perry Water- 5.580% Series A Due 2033	18,800,000	218,910
14	Perry Water- 5.250% Series B Due 2033	31,600,000	488,245
15	Perry Air -5.10% Series A Due 2033	5,700,000	140,974
16			
17	BM Series 7.19% Due 2000	45,000,000	544,793
18	BM Series 7.67% Due 2004	70,000,000	8,474,560
19	BM Series 7.13% Due 2007	30,000,000	363,196
20	OWDA Water Var% Series B Due 2033 (00-245-EL-AIS) March 2, 2000	30,900,000	573,208
21			
22	OWDA Water Var% Series A Due 2024 (00-245-EL-AIS) March 2, 2000	33,200,000	556,174
23			
24	OAQDA Air Var% Series A Due 2024 (00-245-EL-AIS) March 2, 2000	34,100,000	618,827
25			
26	SUBTOTAL	918,900,754	22,476,616
27			
28			
29	Note to Instruction 9.		
30			
31			
32			
33	TOTAL	1,103,900,754	23,945,991

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
03/16/1993	03/21/2000	03/16/1993	03/21/2000		258,300	1
03/16/1993	04/01/2003	03/16/1993	04/01/2003	5,000,000	388,000	2
03/17/1993	04/03/2000	03/17/1993	04/03/2000		314,563	3
						4
08/28/1992	09/01/2002	08/28/1992	09/01/2002	135,000,000	11,745,000	5
						6
03/24/1993	04/04/2003	03/24/1993	04/04/2003	3,000,000	237,300	7
03/24/1993	03/31/2000	03/24/1993	03/31/2000		1,875	8
03/29/1993	03/31/2003	03/29/1993	03/31/2003	15,000,000	1,177,500	9
03/30/1993	03/31/2003	03/30/1993	03/31/2003	38,400,000	3,002,880	10
06/09/1998	05/01/2028	06/09/1998	05/01/2028	3,750,754	201,603	11
06/01/1999	06/01/2030	06/01/1999	06/01/2030	34,850,000	1,690,225	12
07/07/1999	06/15/2033	07/07/1999	06/15/2033	18,800,000	1,049,040	13
09/01/1999	09/01/2033	09/01/1999	09/01/2033	31,600,000	1,659,000	14
09/01/1999	09/01/2033	09/01/1999	09/01/2033	5,700,000	290,700	15
						16
06/18/1997	07/01/2000	06/18/1997	07/01/2000		1,617,750	17
06/18/1997	07/01/2004	06/18/1997	07/01/2004	70,000,000	5,369,000	18
06/18/1997	07/01/2007	06/18/1997	07/01/2007	30,000,000	2,139,000	19
09/20/2000	09/20/2033	09/20/2000	09/20/2033	30,900,000	412,000	20
						21
05/03/2000	04/01/2024	05/03/2000	04/01/2024	33,200,000	1,346,690	22
						23
05/03/2000	04/01/2024	05/03/2000	04/01/2024	34,100,000	1,383,196	24
						25
				739,070,754	58,684,766	26
						27
						28
						29
						30
						31
						32
[illegible]				918,595,754	72,892,183	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256.1 Line No.: 26 Column: h

Account 224 - Changes to this account were due to debt issued, retired or transferred as follows:

PUCO Certification Number	Series	Outstanding
00-245-EL-AIS	Var% Due 2033	30,900,000
00-245-EL-AIS	Var% Due 2024	33,200,000
00-245-EL-AIS	Var% Due 2024	34,100,000
	7.38% Due 2000	(14,000,000)
	7.46% Due 2000	(16,500,000)
	7.50% Due 2003	(100,000)
	10.00% Due 2010	(30,000)
	7.19% Due 2000	(45,000,000)
	7.40% Due 2022	(30,900,000)
	8.00% Due 2019	(33,200,000)
	8.00% Due 2019	(34,100,000)
		(75,630,000)

Schedule Page: 256.1 Line No.: 29 Column: a

During the year, Bonds and Other Long-Term Debt were retired prior to maturity and (FAS 107), Purchase Accounting Market Costs from Ferc 225/226 were transferred to Ferc Account 257 along with other outstanding unamortized costs.

Series	Ferc 225/226 FAS 107/Mkt Cost	Premium Paid	Gain Total Ferc 257
7.40% Due 2022	(1,714,680)	618,000	(1,096,680)
8.00% Due 2019	(2,428,200)	664,000	(1,764,200)
8.00% Due 2019	(2,493,180)	682,000	(1,811,180)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	137,233,445
2		
3		
4	Taxable Income Not Reported on Books	
5	Contributions in Aid of Construction	1,746,727
6	Other	391,950
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	Federal Income Tax - Current Liability	55,967,852
11	Nuclear Fuel Depletion	23,881,340
12	Other	66,494,659
13		
14	Income Recorded on Books Not Included in Return	
15	Amortization of Bruce Mansfield Sale/Leaseback Gain	-9,147,804
16	Amortization of Premium/Discount on Debt	-5,165,708
17	Equity in Earnings of Subsidiary Companies	-192,167
18	Other	-20,019,539
19	Deductions on Return Not Charged Against Book Income	
20	Depreciation - Excess of Tax Over Book	-12,870,536
21	Nuclear Fuel Interest Expense	-682,255
22	Removal Costs	-119,976
23	Sale/Leaseback Payments - Excess of Tax Over Book	-4,445,113
24	Administrative & General Capitalized UCR	-2,700,666
25	Gain-Early Redemption of Debt	3,973,394
26	Other	-151,739
27	Federal Tax Net Income	234,193,864
28	Show Computation of Tax:	
29	Net Liability @ 35%	81,967,852
30	Alternative Minimum Tax Credit	-26,000,000
31	Federal Tax Adjustment	
32	Federal Income Tax Provided for Books	55,967,852
33		
34	Basis of Allocation:	
35	Federal income tax liability is allocated on the basis of each	
36	member's United States Federal tax liability. The total Federal	
37	income tax liability of each member will be no more than if it	
38	were to file separate returns. This is in accordance with	
39	S.E.C Rule U45(b)(6) as amended. Internal Revenue Code 1552	
40	and Treasury Regulation 1.1502-33(d)(2)(i).	
41		
42		
43		
44		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 12 Column: b

Particulars (Details) (a)	Amount (b)
Federal Income Tax - Adjustment for Prior Period	43,341
State Income Tax - Adjustment for Prior Period	(280,935)
Estimated Investment Credit	(1,827,132)
Deferred Income Taxes	24,064,385
AMORT. C CHARGES BV COMMON	375,720
DECOMMISSIONING-BOOK DEPR.	0
DECOMMISSIONING-DEDUCTION	(7,596,027)
Nuclear Fuel Disposal	0
Fas 109 Carrying Charge	4,261,689
S/L - AMORT. BM HEDGING LOSS	469,824
S/L - AMORT. LEASE ACQUISITION COSTS	(257,579)
S/L - AMORT. B. VALLEY BOOK LOSS	4,493,172
S/L - B. VALLEY AMENDED LEASE EXCESS	(1,134,672)
PY1 DEF. EXP.	367,928
BV2 DEF. EXP.	2,669,588
MEAL ALLOWANCE	110,978
Excise Tax - Accrual	36,752,340
Excise Tax - Payment	(37,537,033)
Deferred Compensation	2,557,575
POSTRETIREMENT BENEFIT - EXP.	6,902,058
POSTRETIREMENT BENEFIT- DEFERRAL	2,377,710
CIVIC & POLITICAL ACTIVITIES	610,212
Expense Accruals - FAS112	67,920
Dumpsite Cleanup	(594,402)
ACCRUED VACATION	(1,819,246)
Injuries and Damages	(115,658)
Demand Side Management	0
Property Tax Exp-92 Rates	1,164,204
Asbestos Removal	373,122
Energy Management Program	(1,301,866)
Goodwill	12,384,000
Penalties	269
Interest Capitalized UCR-Non-Op	5,170,141
CUSTOMER ASST. EXP. - NORTHSTAR	(422,000)
BV Rent OverAccr-92 Rates	1,134,672
Savings Plan Minimum Contribution	500,000
BM/BV S/L - PUCO DEFERRED	11,729,976
GAIN - SALE OF EMISSION ALLOWANCES	(82,869)
EDCP INTEREST	327,606
CITY OF TOLEDO LOAN	(83,838)
BAD DEBTS - PROVISION	639,486
Total	66,494,659

Schedule Page: 261 Line No.: 18 Column: b

Particulars (Details) (a)	Amount (b)
AFUDC - gross	(6,523,362)
PENSION EXPENSE	(13,530,026)
UNBILLED REVENUES	0
PREFERRED DIVIDEND DEDUCTION	(330,981)
DIVIDEND INCOME	364,830
Total	(20,019,539)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Federal:	5,780,157		60,591,462	64,333,344	
2	Income					
3						
4	Excise 1999	1,475				
5	2000			1,600	1,078	
6						
7	Highway Use 1999		-2			
8	2000			2,124	2,126	
9						
10	F.I.C.A. 1999	761,537				
11	2000			4,036,547	4,177,192	
12						
13	Unemployment 1999	37,768				
14	2000			19,570	57,338	
15						
16	SUBTOTAL	6,580,937	-2	64,651,303	68,571,078	
17						
18	State - Ohio:					
19						
20	Excise 1999		24,035,423			
21	2000			36,813,429	38,079,738	
22						
23	Unemployment 1999	14,099				
24	2000			-4,943	9,437	
25						
26	Sales & Use 1999	531,171				
27	2000			479,301	489,003	
28						
29	IFTA & Motor 1999	3,798				
30	Fuel Use 2000			4,900	2,865	
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	57,217,697	24,035,421	150,928,946	152,143,826	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
2,038,275		52,998,585			7,592,877	1
						2
						3
						4
1,997		1,600				5
						6
						7
		2,124				8
						9
						10
620,892		7,152,340			-3,115,793	11
						12
						13
		37,308			-17,738	14
						15
2,661,164		60,191,957			4,459,346	16
						17
						18
						19
						20
	25,301,732	36,813,429				21
						22
						23
-281		-130,959			126,016	24
						25
						26
521,469		68,713			410,588	27
						28
						29
5,833		4,900				30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
57,239,128	25,301,732	145,571,148			5,327,798	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	State - Pennsylvania:					
2	PURTA 1999	1,785,032				
3	2000			474,024	228,298	
4						
5	Corp Net 1999	286,908				
6	Income 2000			1,811,437	952,215	
7						
8	Franchise 1999	649,009				
9	2000			485,958	854,817	
10						
11	Property 1999	36,107				
12	2000			1,823,565	1,859,672	
13						
14	SUBTOTAL	3,306,124	24,035,423	41,887,671	42,476,045	
15						
16	Local:					
17	OH Real & 1997	6,081,248		-6,081,248		
18	Pers Prop 1998					
19	1999	41,249,388		6,255,096	41,096,703	
20	2000			44,216,124		
21						
22	SUBTOTAL	47,330,636		44,389,972	41,096,703	
23						
24	Miscellaneous:					
25	Franch Misc 1999					
26	2000					
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	57,217,697	24,035,421	150,928,946	152,143,826	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
2,030,758		474,024				3
						4
						5
1,146,130		1,735,204			76,233	6
						7
						8
280,150		485,958				9
						10
						11
		1,823,565				12
						13
3,984,059	25,301,732	41,274,834			612,837	14
						15
						16
					-6,081,248	17
						18
6,377,781					6,225,096	19
44,216,124		44,004,200			211,924	20
						21
50,593,905		44,004,200			355,772	22
						23
						24
						25
		100,157			-100,157	26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
57,239,128	25,301,732	145,571,148			5,327,798	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year Account No. (c)	Deferred for Year Amount (d)	Allocations to Current Year's Income Account No. (e)	Allocations to Current Year's Income Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%						
3	4%						
4	7%						
5	10%	25,592,528			411.4	1,057,077	795,386
6	6%	13,155,966			411.4	770,055	950,848
7							
8	TOTAL	38,748,494				1,827,132	-1,746,234
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
			3
			4
23,740,065	23 years		5
11,435,063	17 years		6
			7
35,175,128			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 5 Column: g

Investment Tax Credits Sold to American Transmission Systems, Inc.

Schedule Page: 266 Line No.: 6 Column: g

Investment Tax Credits Sold to Amercian Transmission Systems, Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Reserve for Permanent Nuclear Fuel					
2	Disposal	24,574,288			1,485,851	26,060,139
3						
4	Accrued Pensions	11,783,485	926	13,121,055	459,483	-878,087
5						
6	Real & Personal Property Tax	43,447,812	186	20,531,722		22,916,090
7						
8	Accumulated Deferred Rent -					
9	Bruce Mansfield	30,083,659		15,062,574	8,735,265	23,756,350
10						
11	Accumulated Deferred Rent -					
12	Beaver Valley 2	-3,842,692	242	12,992,838	11,917,208	-4,918,322
13						
14	Shippingport Capital Trust					
15	Minority Interest	13,794,684	124	696,543		13,098,141
16						
17	Nuclear Plant Decommissioning	130,116,760	128	13,085,773	21,752,844	138,783,831
18						
19	Materials Under Consignment	24,116,328	186	6,274,664	7,692,715	25,534,379
20						
21	Minor Items	880,549		828,296		52,253
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	274,954,873		82,593,465	52,043,366	244,404,774

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 269 Line No.: 9 Column: c

Accumulated Deferred Rent -
Bruce Mansfield:

Ferc	Amount
242	12,274,748
507	2,787,826
	15,062,574

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	242,607,996	-13,282,686	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	242,607,996	-13,282,686	
6	Non-Operating Items			
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	242,607,996	-13,282,686	
10	Classification of TOTAL			
11	Federal Income Tax	237,571,043	-13,007,987	
12	State Income Tax	5,036,953	-274,699	
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
2,238,067			21,333,873		14,141,716	224,371,220	2
							3
							4
2,238,067			21,333,873		14,141,716	224,371,220	5
							6
							7
							8
2,238,067			21,333,873		14,141,716	224,371,220	9
[redacted]							10
2,191,781			20,892,666		13,849,250	219,711,421	11
46,286			441,207		292,466	4,659,799	12
							13

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 274 Line No.: 5 Column: k

	Beginning Balance	Debited 410.1	Debited 410.2	Debits Accounts	Debits Amounts	Credits Accounts	Credits Amounts	Ending Balance
Line 2 - Electric								
Accelerated Depreciation	322,268,724	11,688,271	0			410.1	1,668,237	335,623,232
Book - Depreciation - Electric	(339,219,554)	(22,192,872)	(76,220)	410.1	242,232			
				283.0	18,850,536			(380,581,414)
Miscellaneous	8,182,018	(385,553)	0					
						410.1	537,603	8,334,068
Taxes Capitalized	0	0	0		0		0	0
FAS 109	275,235,954	(1,099,451)	0			283.0	0	274,136,503
AFUDC Flowback	0	0	0		0		0	0
Removal Costs				190.0	1,887,886	283.0	7,290,320	5,402,434
Contributions in Aid Of Construction	(4,032,632)	(619,685)	0	190.0	243,628	410.1	358,426	(4,537,519)
UCR Overheads	173,818	0	0		0		0	173,818
UCR Interest Flowback	(3,178,593)	0	0		0		0	(3,178,593)
AR 13 Interest Flowback	(18,834,027)	0	0		0			(18,834,027)
Amortization Training Costs PY & BV	2,881,634	0	0		0		0	2,881,634
Value of Construction Test Power	(2,424,420)	0	0		0		0	(2,424,420)
A&G Cap Interest UCR	177,026	958,113	0		0	410.1	324,408	1,459,547
CSC Computer Purchase	(257,886)	0	0		0		0	(257,886)
GE Litigation	(1,589,682)	399,128	0			410.1	477,264	
				190.0	109,591	283.0	263,432	(559,449)
FAS 121 Write Off	(2,174,759)	0	0		0		0	(2,174,759)
Book - Dep. - Electric Other	(1,649,391)	0	0		0		0	(1,649,391)
Interest Capitalized UCR - Non-Op	(3,607,383)	(2,030,637)	0		0		0	(5,638,020)
AFUDC	11,096,654	0	2,314,287		0	283	3,222,026	16,632,967
BV Westinghouse Litigation	(437,505)	0	0		0		0	(437,505)
	242,607,996	(13,282,686)	2,238,067		21,333,873		14,141,716	224,371,220

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Property Taxes	368,238		
4	Deferred Fuel Costs			
5	Nuclear Fuel in Process	142,485	242,043	
6	Property Tax Deferral Rate Agr	8,741,873	-852,119	
7	Other	99,740,312	7,695,332	
8				
9	TOTAL Electric (Total of lines 3 thru 8)	108,992,908	7,085,256	
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other Income and Deductions	22,758,808		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	131,751,716	7,085,256	
20	Classification of TOTAL			
21	Federal Income Tax	129,026,325	7,280,292	
22	State Income Tax	2,735,391	-195,036	
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
[redacted]							2
		190	368,238				3
							4
						384,528	5
						7,889,754	6
			16,813,138		25,744,555	116,367,061	7
							8
			17,181,376		25,744,555	124,641,343	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
		282	3,222,026			19,536,782	18
			20,403,402		25,744,555	144,178,125	19
[redacted]							20
			19,979,793		25,210,054	141,536,878	21
			423,609		534,501	2,651,247	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 7 Column: h

Line 7 Other - Electric:	Beginning Balance	Debited 410.1	Debits Accounts	Debits Amounts	Credits Accounts	Credits Amounts	Ending Balance
Cost of Removal	7,807,753	(517,433)	282	7,290,320			0
Miscellaneous	2,345,701	127,701	410.1	142,128			2,331,274
Beaver Valley Rent Over Acr Rate Settle	6,886,392	(402,546)					6,483,846
Savings Plan Minimum Contribution	425,679	(177,384)					248,295
BV Amended Lease Excess Rental Accr	3,019,880	402,546					3,422,426
Reacquired Debt Expense - Net	6,193,958	(2,020,179)					4,173,779
System Development Cost	1,648,564	0	410.1	111,550			1,537,014
Health Benefits - FAS 106	0	0	190.0	184,748	410.1	184,748	0
Carrying Charges Gross-up BV	4,869,199	(133,294)					4,735,905
Carrying Charges Gross-up PY	26,173,655	(714,512)					25,459,143
Excise Tax	212,049	278,384	410.1	6,086			484,347
Hedging Loss Bruce Mansfield - Net	4,090,419	(166,679)	190.0	823,627		0	3,100,113
GE Legal Fees	263,432		282.0	263,432			0
Pre-Phase In Deferred Costs - Beaver Valley	24,495,270	(947,087)		0			23,548,183
Pre-Phase In Deferred Costs -Perry	5,325,032	(130,529)					5,194,503
					190.0	6,347,879	
FAS 109 Adj.	2,133,811	(4,704,836)	254.0	3,776,854			0
			410.1	1,656,833			
Amortization Premium Discount Debt	3,849,518	1,832,633	190.0	2,557,560			1,467,758
ATSI Sale Deferred Gain	0	14,968,547			410.1	361,392	15,329,939
Generating Asset Impairment	0	0			282.0	18,850,536	18,850,536
	99,740,312	7,695,332		16,813,138		25,744,555	116,367,061

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS		Credits (d)	Balance at End of Year (e)
		Account Credited (b)	Amount (c)		
1	Payable to customers for future income taxes	407.40	20,093,268	3,776,854	173,888,847
2	(Amortized as Benefits are Credited to Customers)				
3					
4	EPA Emission Allowance Auction Proceeds				79,511
5					
6	Bruce Mansfield Plant Sale/Leaseback Activity	507	9,147,804	469,824	138,847,680
7	(Amortized as Benefits are Credited to Customers)				
8					
9	Beaver Valley Sale/Leaseback Activity	525	1,134,672		18,627,598
10	(Amortized as Benefits are Credited to Customers)				
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		30,375,744	4,246,678	331,443,636

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	246,955,777	244,487,242
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	245,767,319	234,157,539
5	Large (or Ind.) (See Instr. 4)	280,586,395	277,304,595
6	(444) Public Street and Highway Lighting	6,003,377	6,455,627
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	779,312,868	762,405,003
11	(447) Sales for Resale	152,839,769	139,775,051
12	TOTAL Sales of Electricity	932,152,637	902,180,054
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	932,152,637	902,180,054
15	Other Operating Revenues		
16	(450) Forfeited Discounts	1,860,330	1,756,687
17	(451) Miscellaneous Service Revenues	305,072	544,425
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	3,775,983	3,754,346
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	16,853,098	12,923,476
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	22,794,483	18,978,934
27	TOTAL Electric Operating Revenues	954,947,120	921,158,988

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]	[redacted]	[redacted]	[redacted]	1
2,182,623	2,126,883	267,713	265,672	2
[redacted]	[redacted]	[redacted]	[redacted]	3
2,380,244	2,236,502	32,362	32,293	4
5,594,879	5,448,819	1,924	1,950	5
49,225	54,141	481	360	6
				7
				8
				9
10,206,971	9,866,345	302,480	300,275	10
3,134,802	2,408,951	5	5	11
13,341,773	12,275,296	302,485	300,280	12
				13
13,341,773	12,275,296	302,485	300,280	14

Line 12, column (b) includes $ -6,802,817 of unbilled revenues.

Line 12, column (d) includes -17,610 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Service					
2						
3	R-01	1,449,180	174,138,227	187,421	7,732	0.1202
4	R-02	135	10,772			0.0798
5	R-04	288,853	31,343,787	28,256	10,223	0.1085
6	R-06	7,792	690,667	336	23,190	0.0886
7	R-07	429,930	40,897,477	31,631	13,592	0.0951
8	R-09	9,575	757,904	1,051	9,110	0.0792
9	GS-14	1,657	274,918	319	5,194	0.1659
10	SG-1	26	3,242	1	26,000	0.1247
11	GS-17	1	107	1	1,000	0.1070
12	GS-19	819	53,500			0.0653
13	GS-18	4,800	657,709			0.1370
14	Unbilled Residential	-10,145	-1,872,533			0.1846
15	Total Residential Service	2,182,623	246,955,777	249,016	8,765	0.1131
16						
17	Commercial Service					
18						
19	R-01	217	22,077	12	18,083	0.1017
20	R-04	30	2,863	2	15,000	0.0954
21	R-07	24	2,512	1	24,000	0.1047
22	GS-1	34,322	1,971,684	112	306,446	0.0574
23	WR-1 & WR-2	88,069	5,283,450			0.0600
24	GS-12	3,282	325,702	1	3,282,000	0.0992
25	GS-13	2,314	134,116			0.0580
26	GS-14	277,914	40,387,356	21,004	13,231	0.1453
27	GS-16	2,468	258,384	18	137,111	0.1047
28	GS-17	92,733	10,182,333	1,767	52,480	0.1098
29	GS-19	18	1,215			0.0675
30	GS-3	15	1,234			0.0823
31	MG-1	543,342	50,569,685	261	2,081,770	0.0931
32	SG-1	888,235	99,633,549	5,040	176,237	0.1122
33	SR-1a & SR-2a	106,508	10,379,061	260	409,646	0.0974
34	GS-18	9,386	1,361,353			0.1450
35	PV-44	125,079	9,130,623	6	20,846,500	0.0730
36	PV-45	234,646	19,147,464	25	9,385,840	0.0816
37	Unbilled Commercial	-28,358	-3,027,342			0.1068
38	Total Commercial Service	2,380,244	245,767,319	28,509	83,491	0.1033
39						
40						
41	TOTAL Billed	10,224,581	786,115,685	279,753	36,549	0.0769
42	Total Unbilled Rev.(See Instr. 6)	-17,610	-6,802,817	0	0	0.3863
43	TOTAL	10,206,971	779,312,868	279,753	36,486	0.0763

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Industrial Service					
2						
3	GS-1	33,398	1,841,330	23	1,452,087	0.0551
4	WR-1 & WR-2	2,855	133,356			0.0467
5	GS-12	90,757	7,209,316	25	3,630,280	0.0794
6	MG-1	430,893	35,625,380	141	3,055,979	0.0827
7	GS-3	1,008	61,564			0.0611
8	GS-14	16,889	1,994,079	913	18,498	0.1181
9	SG-1	198,503	21,083,834	625	317,605	0.1062
10	GS-17	644	66,252	4	161,000	0.1029
11	GS-19	3	138			0.0460
12	PV-44	2,179,025	131,506,323	35	62,257,857	0.0604
13	PV-45	2,536,723	80,018,271	48	52,848,396	0.0315
14	GS-16	13,760	1,349,665	18	764,444	0.0981
15	PV-46	69,150	1,551,007	1	69,150,000	0.0224
16	GS-18	378	48,822			0.1292
17	Unbilled Industrial	20,893	-1,902,942			-0.0911
18	Total Industrial Service	5,594,879	280,586,395	1,833	3,052,307	0.0502
19						
20	Public Service & Highway Lighting	49,225	6,003,377	395	124,620	0.1220
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	10,224,581	786,115,685	279,753	36,549	0.0769
42	Total Unbilled Rev.(See Instr. 6)	-17,610	-6,802,817	0	0	0.3863
43	TOTAL	10,206,971	779,312,868	279,753	36,486	0.0763

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 304 Line No.: 41 Column: c

Estimated Fuel Revenue Included in Total Revenue on Page 304 Due to Fuel Adjustment Clause

Residential Service:	
R-01 Residential	$ 19,882,751
R-02 Residential Add On Heat Pump	1,852
R-04 Residential Water Heating	3,963,064
R-06 Residential Optional Heating	106,914
R-07 Residential Heating	5,898,636
R-09 Opt. Electric Heat Apartment	131,368
GS-14 General Service	22,735
SG-1 Small General Service	355
GS-17 General Service Heating	7
GS-19 Controlled Water Heating	11,241
GS-18 Outdoor Security Lighting	65,853
Commercial Service:	
R-01 Residential	2,975
R-04 Residential Water Heating	408
R-07 Residential Heating	327
GS-1 Electric Space Conditioning	470,902
WR-1 & WR-2 Small and Medium Water & Sewer	1,208,310
GS-12 Large General Service	45,027
GS-13 Outdoor Night Lighting	31,741
GS-14 General Service	3,812,972
GS-16 Small General Service	33,867
GS-17 General Service Heating	1,272,301
GS-19 Controlled Water Heating	252
GS-3 Opt. Process Htg. & Elec. Boiler Load Mgt.	206
MG-1 Medium General Service	7,454,655
SG-1 Small General Service	12,186,583
SR-1a & SR-2a Small & Large School	1,461,288
GS-18 Outdoor Security Lighting	128,776
PV-44 Large Power	1,716,086
PV-45 Large General Service	3,219,344
Industrial Service:	
GS-1 Electric Space Conditioning	458,219
WR-1 & WR-2 Small and Medium Water & Sewer	39,175
GS-12 Large General Service	1,245,190
MG-1 Medium General Service	5,911,859
GS-3 Opt. Process Htg. & Elec. Boiler Load Mgt.	13,819
GS-14 General Service	231,714
SG-1 Small General Service	2,723,458
GS-17 General Service Heating	8,832
GS-19 Controlled Water Heating	35
PV-44 Large Power	29,896,229
PV-45 Large General Service	34,803,842
GS-16 Small General Service	188,793
GS-18 Outdoor Security Lighting	5,186
Public Service & Highway Lighting	675,372
Total	$139,332,519

Schedule Page: 304 Line No.: 41 Column: d

Duplicate Customers Excluded from Totals in Columns d and e:

	Ave # of Customers (d)	KWH of Sales (e)
Residential Service:		
R-02 Residential Add On Heat Pump	80	1,688
GS-19 Controlled Water Heating	423	1,936
GS-18 Outdoor Security Lighting	6,892	696
Commercial Service:		
WR-1 & WR-2 Small and Medium Water & Sewer	94	936,904
GS-13 Outdoor Night Lighting	75	30,853
GS-19 Controlled Water Heating	12	1,500
GS-3 Opt. Process Htg. & Elec. Boiler Load Mgt.	1	15,000
GS-18 Outdoor Security Lighting	7,446	1,261
Industrial Service:		
WR-1 & WR-2 Small and Medium Water & Sewer	3	951,667
GS-3 Opt. Process Htg. & Elec. Boiler Load Mgt.	1	1,008,000
GS-19 Controlled Water Heating	1	3,000
GS-18 Outdoor Security Lighting	312	1,212

Total	15,340	
	======	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for ~balanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for long-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	American Municipal Power - Ohio	RQ	2	NA	NA	NA
2	Ohio Valley Electric Corporation	RQ	20	NA	NA	NA
3						
4	Cleveland Electric Illuminating Co [redacted]	OS [redacted]	[redacted]	NA	NA	NA
5	FirstEnergy Corp [redacted]	OS	[redacted]	NA	NA	NA
6	Ohio Edison Company [redacted]	OS	[redacted]	NA	NA	NA
7	Pennsylvania Power Co [redacted]	OS	[redacted]	NA	NA	NA
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
346,166		9,960,601		9,960,601	1
39,240		620,524		620,524	2
					3
1,332,144		106,832,734		106,832,734	4
1,312,893		33,822,961		33,822,961	5
53,617		826,432		826,432	6
50,742		776,517		776,517	7
					8
					9
					10
					11
					12
					13
					14
385,406	0	10,581,125	0	10,581,125	
2,749,396	0	142,258,644	0	142,258,644	
3,134,802	0	152,839,769	0	152,839,769	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 4 Column: a

Associated Company.

Schedule Page: 310 Line No.: 4 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 310 Line No.: 4 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 5 Column: a

Associated Company.

Schedule Page: 310 Line No.: 5 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 310 Line No.: 6 Column: a

Associated Company.

Schedule Page: 310 Line No.: 6 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 7 Column: a

Associated Company.

Schedule Page: 310 Line No.: 7 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	1,404,155	2,079,827
5	(501) Fuel	57,479,499	70,968,693
6	(502) Steam Expenses	9,554,420	7,085,941
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	560,548	239,470
10	(506) Miscellaneous Steam Power Expenses	6,163,847	11,662,409
11	(507) Rents	29,351,263	29,311,555
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	104,513,732	121,347,895
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	671,091	801,809
16	(511) Maintenance of Structures		-59,895
17	(512) Maintenance of Boiler Plant	8,099,657	10,856,475
18	(513) Maintenance of Electric Plant	3,216,386	1,892,067
19	(514) Maintenance of Miscellaneous Steam Plant	2,701,591	834,426
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	14,688,725	14,324,882
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	119,202,457	135,672,777
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	17,876,850	18,740,221
25	(518) Fuel	38,147,534	39,832,494
26	(519) Coolants and Water	1,217,403	1,103,599
27	(520) Steam Expenses	6,675,609	8,071,316
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	812,311	571,795
31	(524) Miscellaneous Nuclear Power Expenses	33,404,328	33,861,688
32	(525) Rents	69,501,742	69,747,129
33	TOTAL Operation (Enter Total of lines 24 thru 32)	167,635,777	171,928,242
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	11,215,260	8,185,025
36	(529) Maintenance of Structures	2,429,152	2,212,522
37	(530) Maintenance of Reactor Plant Equipment	9,152,686	7,890,179
38	(531) Maintenance of Electric Plant	4,792,362	2,712,386
39	(532) Maintenance of Miscellaneous Nuclear Plant	12,424,600	8,028,760
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	40,014,060	29,028,872
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	207,649,837	200,957,114
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	6,760	6,014
63	(547) Fuel	2,175,551	294,391
64	(548) Generation Expenses	340,523	575
65	(549) Miscellaneous Other Power Generation Expenses	24,887	6,588
66	(550) Rents	112	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	2,547,833	307,568
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		
71	(553) Maintenance of Generating and Electric Plant	340,036	387,635
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	168,992	7,063
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	509,028	394,698
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	3,056,861	702,266
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	61,553,888	58,463,896
77	(556) System Control and Load Dispatching	744,940	1,081,111
78	(557) Other Expenses	632,157	69,599
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	62,930,985	59,614,606
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	392,840,140	396,946,763
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	350,563	418,965
84	(561) Load Dispatching	364,241	217,863
85	(562) Station Expenses	442,189	259,776
86	(563) Overhead Lines Expenses	40,258	71,885
87	(564) Underground Lines Expenses	8,898	1,749
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	9,568,046	456,792
90	(567) Rents	1,791,514	3,317,979
91	TOTAL Operation (Enter Total of lines 83 thru 90)	12,563,709	4,745,009
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	-80,139	150,129
94	(569) Maintenance of Structures	748,302	1,008,101
95	(570) Maintenance of Station Equipment	159,307	237,515
96	(571) Maintenance of Overhead Lines	1,283,037	914,600
97	(572) Maintenance of Underground Lines	80,386	59,750
98	(573) Maintenance of Miscellaneous Transmission Plant	5,465	11,108
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	2,196,358	2,381,203
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	14,760,067	7,126,212
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	3,544,295	3,293,985

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	717,529	950,564
106	(582) Station Expenses	397,019	337,086
107	(583) Overhead Line Expenses	795,442	943,873
108	(584) Underground Line Expenses	839,844	836,151
109	(585) Street Lighting and Signal System Expenses	3	-10
110	(586) Meter Expenses	198,184	122,575
111	(587) Customer Installations Expenses	91,837	-119,108
112	(588) Miscellaneous Expenses	4,432,410	5,624,889
113	(589) Rents	57,150	-154,318
114	TOTAL Operation (Enter Total of lines 103 thru 113)	11,073,713	11,835,687
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	132,613	73,537
117	(591) Maintenance of Structures	1,434,976	937,735
118	(592) Maintenance of Station Equipment	97,848	134,707
119	(593) Maintenance of Overhead Lines	12,558,745	8,533,831
120	(594) Maintenance of Underground Lines	949,176	1,400,031
121	(595) Maintenance of Line Transformers	247,318	207,504
122	(596) Maintenance of Street Lighting and Signal Systems	1,338,912	1,256,775
123	(597) Maintenance of Meters	843,959	1,077,732
124	(598) Maintenance of Miscellaneous Distribution Plant	414,520	493,921
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	18,018,067	14,115,773
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	29,091,780	25,951,460
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	447,889	471,873
130	(902) Meter Reading Expenses	2,029,765	2,134,686
131	(903) Customer Records and Collection Expenses	8,300,065	7,957,965
132	(904) Uncollectible Accounts	7,917,468	8,317,166
133	(905) Miscellaneous Customer Accounts Expenses	740,184	258,362
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	19,435,371	19,140,052
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	95,993	1,351,792
138	(908) Customer Assistance Expenses	418,491	4,321,121
139	(909) Informational and Instructional Expenses	9	2,028
140	(910) Miscellaneous Customer Service and Informational Expenses	-47,722	999,816
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	466,771	6,674,757
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	5,987,533	5,528,180
146	(913) Advertising Expenses	1,781,945	1,406,736
147	(916) Miscellaneous Sales Expenses	228,744	390,595
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	7,998,222	7,325,511
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	11,121,227	8,043,714
152	(921) Office Supplies and Expenses	12,101,124	8,766,847
153	(Less) (922) Administrative Expenses Transferred-Credit	2,842,914	1,560,144

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	1,696,827	1,887,930
156	(924) Property Insurance	-2,601,329	-538,137
157	(925) Injuries and Damages	1,552,029	2,543,955
158	(926) Employee Pensions and Benefits	6,969,942	10,518,625
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	3,585,192	1,114,609
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	1	-81
163	(930.2) Miscellaneous General Expenses	13,611,882	18,933,353
164	(931) Rents	1,006,937	871,098
165	TOTAL Operation (Enter Total of lines 151 thru 164)	46,200,918	50,581,769
166	Maintenance		
167	(935) Maintenance of General Plant	1,525,115	1,915,617
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	47,726,033	52,497,386
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	512,318,384	515,662,141

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	936
3. Total Part-Time and Temporary Employees	30
4. Total Employees	966

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	[redacted]	[redacted]	[redacted]	NA	NA	NA
2	[redacted]	OS	[redacted]	NA	NA	NA
3	[redacted]	OS	[redacted]	NA	NA	NA
4	[redacted]	OS	[redacted]	NA	NA	NA
5	Ohio Valley Electric Corporation	OS	20	NA	NA	NA
6	DTE Energy (Ludington)	OS		NA	NA	NA
7	Sauder Woodworking	OS		NA	NA	NA
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
11,627				176,879		176,879	1
374,491				22,014,486		22,014,486	2
456,828				6,565,963		6,565,963	3
646,670				9,312,451		9,312,451	4
366,822				7,693,064		7,693,064	5
			14,760,008			14,760,008	6
39,475			443,643	587,394		1,031,037	7
							8
							9
							10
							11
							12
							13
							14
1,895,913			15,203,651	46,350,237		61,553,888	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

Associated Company.

Schedule Page: 326 Line No.: 1 Column: b

Applies to all OS Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 326 Line No.: 1 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 2 Column: a

Associated Company.

Schedule Page: 326 Line No.: 2 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 326 Line No.: 3 Column: a

Associated Company.

Schedule Page: 326 Line No.: 3 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 4 Column: a

Associated Company.

Schedule Page: 326 Line No.: 4 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	American Electric Power	Unspecified	Unspecified	OS
2	American Municipal Power - Ohio	Unspecified	Unspecified	OS
3	FirstEnergy Corp.	Unspecified	Unspecified	OS
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent Toledo Edison Company, The	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
				769	769	1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	769	769	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	458,312		458,312	1
	81,743		81,743	2
	7,390,860		7,390,860	3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	7,930,915	0	7,930,915	

FOOTNOTE DATA

Schedule Page: 328 Line No.: 3 Column: a

Associated Company.

Schedule Page: 328 Line No.: 3 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328 Line No.: 3 Column: i

No MWH's physically came in or left the Company's system.

Schedule Page: 328 Line No.: 3 Column: j

No MWH's physically came in or left the Company's system.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	221,929
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	814,398
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	767,692
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Administrative and General Expenses - General	-338,732
7	Administrative Costs for Board of Directors	31,344
8	Directors Fees and Expenses	119,081
9	Area Development	123,748
10	Bank Service Charges and Commitment Fees	859,286
11	Casualty Insurance Amortization	-24,696
12	Civic and Political Activity	67,525
13	Community Service Activity	25,177
14	Memberships - Civic	81,122
15	Memberships - Industrial Associations	7,812
16	Ohio Consumers Counsel	351,485
17	Transfer of Charges Between Administrative and	
18	General Expenses and Other Work in Progress	-17,077
19	Trustee, Agent and Remarketing Fees	-11,826
20	Miscellaneous Administrative and General Expenses	
21	for Jointly Owned Base Load Units:	
22	Cleveland Electric Illuminating Co. - Company's	
23	portion of Perry Power Station	5,361,229
24	FENOC - Company's portion of	
25	Beaver Valley Power Station	3,199,787
26	Pennsylvania Power Company - Company's portion of	
27	Bruce Mansfield Plant	1,961,404
28	All Others (8 Items)	11,194
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	13,611,882

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant	6,058,676	1,271,595		7,330,271
3	Nuclear Production Plant	29,222,007	4,544,731		33,766,738
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	1,102,209			1,102,209
7	Transmission Plant	2,744,946	9,813		2,754,759
8	Distribution Plant	18,355,986	193,560		18,549,546
9	General Plant	1,217,425	475,412		1,692,837
10	Common Plant-Electric				
11	TOTAL	58,701,249	6,495,111		65,196,360

B. Basis for Amortization Charges

Column C represents amortization of the cost of the following:

Leasehold improvements over the life of the lease; Davis Besse intangible engineering costs over the remaining life; software costs amortized over a seven year period; and AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

No change in basis or method of amortization has been made from preceding year.

Name of Respondent Toledo Edison Company, The	This Report is: (1) X An Original (2) __A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 336 Line No.: 3 Column: b

Includes nuclear plant decommissioning in the amount of $9,837,612.

Schedule Page: 336 Line No.: 11 Column: c

Includes $3,094,573 for amortization of the gross-up to plant-in-service for the debt component of AFUDC recorded net-of-tax.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2		
3	Miscellaneous Income Deductions	
4	Donations (Account 426.1)	
5	Civic	77,643
6	Conservation Programs	211,388
7	School Activities	45,798
8	Special Projects	59,163
9	All Others (5 Items)	20,433
10		
11	Total 426.1	414,425
12		
13	Life Insurance (Account 426.2)	
14		
15	Penalties (Account 426.3) 9 Items	269
16		
17	Total 426.3	269
18		
19	Expenditures for Certain Civic, Political, and	
20	Related Activities (Account 426.4)	
21	Salary and Expenses of Employees who are	
22	Registered Lobbyists	223,467
23	All Other (3 Items)	16,674
24		
25	Total 426.4	240,141
26		
27	Other Deductions (Account 426.5)	
28	Accounts Receivable Financing Sale Costs	11,115,994
29	Sale of M&S Inventory	2,212,968
30	All Other (6 Items)	237,752
31		
32	Total 426.5	13,566,714
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Interest on Debt to Associated Companies	
2	(Account 430)	
3	Cleveland Electric Illuminating Company	
4	Notes Payable - 5.91% - 6.65%	279,102
5	FirstEnergy Corp. -	
6	Notes Payable - 5.81% - 8.18%	435,814
7	Ohio Edison Company -	
8	Notes Payable - 5.91% - 6.65%	1,314,122
9		
10	Total 430	2,029,038
11		
12	Other Interest Expense (Account (431)	
13	Customer Deposits - 5.00%	513,767
14	Capital Lease Interest - 9.35%	74,440
15	Pennsylvania CNI Tax Settlement - 8.00%	7,222
16	Allocated Interest	41
17		
18	Total 431	595,470
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Regulatory Commission Fees				
2	A) Public Utilities Commission of Ohio	1,008,777		1,008,777	
3	B) Federal Energy Regulatory Commission	89,719		89,719	
4					
5	2) Restructuring Transition Costs		2,463,303	2,463,303	
6					
7	3) Miscellaneous		23,393	23,393	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,098,496	2,486,696	3,585,192	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
Electric	928	1,008,777					2
Electric	928	89,719					3
							4
Electric	928	2,463,303					5
							6
Electric	928	23,393					7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		3,585,192					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2		
3		
4	(5) Environment	Forced Oxidation Gypsum (FOG)
5		High Carbon Flyash
6		
7	B. Electric R, D & D Performed Externally	
8	(1) Research Support to the Electric	EPRI - Research Subscription
9	Power Research Institute	EPRI - Research Subscription
10		
11		
12		EPRI - Energy Policy Integration & Coordination
13		EPRI - Main Street Supply Valve Sticking
14		EPRI - Mercury ICR Stack Sampling
15		EPRI - Second Forward Curve Forecasting
16		EPRI - Seismic Qualification
17		EPRI - Steubenville Monitoring / PM 2.5 Specification
18		EPRI - Y2K Embedded Software Project
19		EPRI - Miscellaneous Under $5,000 (7)
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34	Total	
35		
36		
37		
38		

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.

4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)

5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.

6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."

7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	Amount (f)	Unamortized Accumulation (g)	Line No.
					1
					2
					3
34,805		10711	34,805		4
-79		93081	-79		5
					6
					7
	665,653	93081	665,653		8
	35,832	55710	35,832		9
					10
					11
	8,500	92110	8,500		12
	18,500	92110	18,500		13
	11,220	50610	11,220		14
	6,480	92110	6,480		15
	12,500	92110	12,500		16
	8,500	92110	8,500		17
	6,750	92110	6,750		18
	16,450	92110	16,450		19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
34,726	790,385		825,111		34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	15,805,751		
4	Transmission	273,786		
5	Distribution	5,195,793		
6	Customer Accounts	3,761,671		
7	Customer Service and Informational	3,404		
8	Sales	1,054		
9	Administrative and General	1,433,895		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	26,475,354		
11	Maintenance			
12	Production	8,241,965		
13	Transmission	664,504		
14	Distribution	6,204,462		
15	Administrative and General	274,806		
16	TOTAL Maint. (Total of lines 12 thru 15)	15,385,737		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	24,047,716		
19	Transmission (Enter Total of lines 4 and 13)	938,290		
20	Distribution (Enter Total of lines 5 and 14)	11,400,255		
21	Customer Accounts (Transcribe from line 6)	3,761,671		
22	Customer Service and Informational (Transcribe from line 7)	3,404		
23	Sales (Transcribe from line 8)	1,054		
24	Administrative and General (Enter Total of lines 9 and 15)	1,708,701		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	41,861,091	9,693,373	51,554,464
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	41,861,091	9,693,373	51,554,464
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	3,884,948	899,600	4,784,548
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	3,884,948	899,600	4,784,548
69	Plant Removal (By Utility Departments)			
70	Electric Plant	103,048	23,862	126,910
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	103,048	23,862	126,910
74	Other Accounts (Specify):			
75	Jobbing Contract & Preliminary Survey	295,828		295,828
76	Clearing	10,616,835	-10,616,835	
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	10,912,663	-10,616,835	295,828
96	TOTAL SALARIES AND WAGES	56,761,750		56,761,750

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	4,974,004
4	Nuclear	6,524,693
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	3,490
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	11,502,187
10	Purchases	1,895,913
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	769
17	Delivered	769
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	13,398,100

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	10,206,971
23	Requirements Sales for Resale (See instruction 4, page 311.)	385,406
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,749,396
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	34,283
27	Total Energy Losses	22,044
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	13,398,100

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK: Megawatts (See Instr. 4) (d)	MONTHLY PEAK: Day of Month (e)	MONTHLY PEAK: Hour (f)
29	January	1,094,040	200,072	1,658	27	9AM -10AM
30	February	1,091,097	226,119	1,594	2	6PM - 7PM
31	March	1,133,944	316,265	1,534	16	7PM - 8PM
32	April	992,554	204,719	1,527	11	12PM -1PM
33	May	1,090,244	222,880	1,732	9	1PM - 2PM
34	June	1,179,752	190,582	1,824	21	4PM - 5PM
35	July	1,098,731	219,515	1,921	28	12PM -1PM
36	August	1,225,279	250,365	1,976	15	5PM - 6PM
37	September	1,089,049	163,214	1,935	1	1PM - 2PM
38	October	909,331	135,263	1,571	24	5PM - 6PM
39	November	1,151,310	332,312	1,624	20	5PM - 6PM
40	December	1,342,769	288,090	1,707	21	6PM - 7PM
41	TOTAL	13,398,100	2,749,396			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Bay Shore* (b)			Plant Name: *Bay C. T.* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Combustion Turbine		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1955			1967		
4	Year Last Unit was Installed	1968			1967		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	639.00			16.00		
6	Net Peak Demand on Plant - MW (60 minutes)	529			16		
7	Plant Hours Connected to Load	8767			103		
8	Net Continuous Plant Capability (Megawatts)	631			17		
9	When Not Limited by Condenser Water	631			17		
10	When Limited by Condenser Water	621			16		
11	Average Number of Employees	158			0		
12	Net Generation, Exclusive of Plant Use - KWh	2961150000			1165000		
13	Cost of Plant: Land and Land Rights	1120956			0		
14	Structures and Improvements	26008386			4552		
15	Equipment Costs	203183875			2548690		
16	Total Cost	230313217			2553242		
17	Cost per KW of Installed Capacity (line 5)	360.4276			159.5776		
18	Production Expenses: Oper, Supv, & Engr	471698			6355		
19	Fuel	37061252			85759		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	4524677			0		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	372044			298966		
25	Misc Steam (or Nuclear) Power Expenses	5104593			9432		
26	Rents	0			0		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	481553			0		
29	Maintenance of Structures	0			0		
30	Maintenance of Boiler (or reactor) Plant	5742676			0		
31	Maintenance of Electric Plant	3078775			322185		
32	Maintenance of Misc Steam (or Nuclear) Plant	1825720			0		
33	Total Production Expenses	58662988			722697		
34	Expenses per Net KWh	0.0198			0.6203		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Oil	Total	Oil		
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Tons	BBL		BBL		
37	Quantity (units) of Fuel Burned	1678115	7228	0	3030	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	9025	138399	0	138000	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	21.300	27.210	0.000	28.470	0.000	0.000
40	Average Cost of Fuel per Unit Burned	21.968	27.209	0.000	28.303	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	1.217	4.681	0.000	4.883	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.013	0.074	0.000	0.000
43	Average BTU per KWh Net Generation	0.000	0.000	10243.000	15075.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Richland C. T.* (d)	Plant Name: *Stryker C. T.* (e)	Plant Name: *Bruce Mansfield* (f)	Line No.
Combustion Turbine	Combustion Turbine	Steam	1
Conventional	Conventional	Conventional	2
1968	1968	1977	3
1968	1968	1980	4
45.00	19.00	311.00	5
33	20	306	6
324	71	8779	7
42	18	294	8
42	18	294	9
33	17	294	10
0	0	0	11
1741000	584000	2012854000	12
15301	0	1966534	13
33810	90571	826562	14
8428965	1758577	35649672	15
8478076	1849148	38442768	16
188.4017	97.3236	123.6102	17
303	102	932457	18
202286[illegible]	66931	20418247	19
0	0	0	20
0	0	5029743	21
0	0	0	22
0	0	0	23
31118	10439	188504	24
11573	3882	1059254	25
84	28	29351263	26
0	0	0	27
0	0	189538	28
0	0	0	29
0	0	2356981	30
13367	4484	137611	31
126541	42451	875871	32
2205847	128317	60539469	33
1.2670	0.2197	0.0301	34

(d)			(e)			(f)			Line No.
Gas	Oil	Total	Oil			Coal	Oil	Total	35
MCF	BBL		BBL			Tons	BBL		36
18980	3208	0	2482	0	0	826118	3668	0	37
1025	138000	0	137986	0	0	12442	138525	0	38
5.710	35.870	0.000	27.130	0.000	0.000	23.440	30.460	0.000	39
5.710	32.087	0.000	26.967	0.000	0.000	24.581	30.357	0.000	40
5.571	5.536	0.000	4.653	0.000	0.000	0.988	5.218	0.000	41
0.000	0.000	0.121	0.000	0.000	0.000	0.000	0.000	0.010	42
0.000	0.000	21854.000	24673.000	0.000	0.000	0.000	0.000	10223.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Beaver Valley #2* (b)			Plant Name: *Perry #1* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Nuclear			Nuclear		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1987			1987		
4	Year Last Unit was Installed	1987			1987		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	177.00			249.00		
6	Net Peak Demand on Plant - MW (60 minutes)	170			256		
7	Plant Hours Connected to Load	7805			8507		
8	Net Continuous Plant Capability (Megawatts)	163			238		
9	When Not Limited by Condenser Water	163			238		
10	When Limited by Condenser Water	163			233		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	1240162000			2008060000		
13	Cost of Plant: Land and Land Rights	0			600117		
14	Structures and Improvements	0			46529241		
15	Equipment Costs	1380551			283865722		
16	Total Cost	1380551			330995080		
17	Cost per KW of Installed Capacity (line 5)	7.7997			1329.2975		
18	Production Expenses: Oper, Supv, & Engr	3476834			5350439		
19	Fuel	5679461			9983900		
20	Coolants and Water (Nuclear Plants Only)	236558			323837		
21	Steam Expenses	1325150			1983045		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	-14997			5704		
25	Misc Steam (or Nuclear) Power Expenses	9816969			7872491		
26	Rents	69494645			7097		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	1456770			632656		
29	Maintenance of Structures	52746			71158		
30	Maintenance of Boiler (or reactor) Plant	917953			2514566		
31	Maintenance of Electric Plant	1504422			387876		
32	Maintenance of Misc Steam (or Nuclear) Plant	6209302			1420941		
33	Total Production Expenses	100155813			30553710		
34	Expenses per Net KWh	0.0808			0.0152		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear			Nuclear		
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	MMBTU			MMBTU		
37	Quantity (units) of Fuel Burned	13442671	0	0	20940184	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	0.422	0.000	0.000	0.477	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	0.422	0.000	0.000	0.477	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.005	0.000	0.000	0.005	0.000	0.000
43	Average BTU per KWh Net Generation	10839.000	0.000	0.000	10428.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Davis-Besse #1* (d)	Plant Name: *Unseg Nuclear Chgs* (e)	Plant Name: (f)	Line No.
Nuclear			1
Conventional			2
1977			3
1977			4
450.00	0.00	0.00	5
439	0	0	6
7626	0	0	7
429	0	0	8
429	0	0	9
424	0	0	10
743	0	0	11
3276471000	0	0	12
951526	0	0	13
36622703	0	0	14
172762459	0	0	15
210336688	0	0	16
467.4149	0.0000	0.0000	17
9049577	0	0	18
14265557	8218616	0	19
657008	0	0	20
3367414	0	0	21
0	0	0	22
0	0	0	23
821604	0	0	24
15714868	0	0	25
0	0	0	26
0	0	0	27
9125834	0	0	28
2305248	0	0	29
5720167	0	0	30
2900064	0	0	31
4794357	0	0	32
68721698	8218616	0	33
0.0210	0.0000	0.0000	34

(d)	(d)	(d)	(e)	(e)	(e)	(f)	(f)	(f)	Line No.
Nuclear									35
MMBTU									36
35079021	0	0	0	0	0	0	0	0	37
0	0	0	0	0	0	0	0	0	38
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
0.407	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.407	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.004	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
10706.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43

FOOTNOTE DATA

Schedule Page: 402 Line No.: 5 Column: f

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 19 Column: d

Includes $1,811,551 of natural gas used for testing Richland Units 4,5 and 6. These Units were not in commercial operation during 2000, therefore this amount is not included in the calculation of unit costs shown at the bottom of column (d).

Schedule Page: 402.1 Line No.: 5 Column: b

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: c

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: d

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 10 Column: c

Limited by condenser water temperature only.

Schedule Page: 402.1 Line No.: 19 Column: e

Represents unsegregated fixed charges related to fuel for Beaver Valley #2, Perry #1 and Davis-Besse #1.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH On Structures of Another Line (g)	Number Of Circuits (h)
1	Bay Shore	O.P. Tie-Fostoria						
2	Bay Shore	Monroe						
3	Beaver	Davis Besse						
4	Davis Besse	Bay Shore						
5	Davis Besse	Lemoyne						
6	Lemoyne	Midway						
7	Lemoyne	O.P. Tie-Fostoria						
8	Midway	Allen Junction						
9	Expenses for 345 KV Lines							
10	Total 345 KV Lines							
11	Allen Jct.	Jackman						
12	Allen Jct.	Stryker						
13	Allen Jct.	Vulcan						
14	Allen Jct.	Westgate						
15	Angola	Eber - Vulcan						
16	Angola	Midway						
17	Bay Shore	Decant						
18	Bay Shore	Dixie						
19	Bay Shore	Jackman						
20	Bay Shore	Maclean - Lemoyne						
21	Bay Shore Tap No. 1	Hydra-Matic						
22	Bay Shore Tap No. 2	Hydra-Matic						
23	Chysler	O.I. Levis Park						
24	Decant	West Fremont						
25	Delta	Wauseon						
26	Dixie	Jackman No. 2 N.B.						
27	Eber	Swanton						
28	Jackman	Vulcan						
29	Lemoyne	Midway						
30	Lemoyne	Midway (Brim)						
31	Lemoyne	O.P.Tie-Fost.No.1						
32	Lemoyne	West Fremont						
33	Lemoyne Tap No. 1	Brim						
34	MacLean	Chrysler						
35	Midway	Stryker						
36					TOTAL	223.35		

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	1,110,371		1,110,371					1
	282,155		282,155					2
	962,502		962,502					3
	1,053,523		1,053,523					4
	1,016,138		1,016,138					5
	1,665,764		1,665,764					6
	11,230		11,230					7
	1,052,686		1,052,686					8
				1,691	1,580	1,664,880	1,668,151	9
	7,154,369		7,154,369	1,691	1,580	1,664,880	1,668,151	10
	117,751		117,751					11
	438,867		438,867					12
	436,773		436,773					13
	242,366		242,366					14
	35,780		35,780					15
	827,255		827,255					16
	67,444		67,444					17
	303,650		303,650					18
	274,682	137,318	412,000					19
	394,175		394,175					20
	31,363		31,363					21
	31,363		31,363					22
	89,667		89,667					23
	485,210		485,210					24
	448		448					25
	4,277		4,277					26
	2,697		2,697					27
	146,835		146,835					28
	105,813		105,813					29
	54,211		54,211					30
	84,193		84,193					31
	278,395		278,395					32
								33
	82,210		82,210					34
	206,976		206,976					35
	13,501,633	5,478,427	18,980,060	29,657	679,380	1,677,763	2,386,800	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Midway	Wauseon - Richland						
2	Richland	Ayersville						
3	Richland	E. Lima (OP)						
4	Richland	G.M.						
5	Richland	G.M. West						
6	Richland	Lockwood						
7	Richland	S.W. Defiance						
8	Swanton	Delta						
9	Westgate	Jackman						
10	Expenses for 138 KV Lines							
11	Total 138 KV Lines							
12								
13	69 KV Ovhd Trans. Lines							
14	34.5 KV Ovhd Trans Lines				Various	134.34		
15	23 KV Ovhd Trans Lines				Various	88.29		
16								
17								
18	69 KV UG Trans. Lines							
19	34.5 KV UG Trans. Lines				Underground	0.12		
20	23 KV UG Trans. Lines				Underground	0.60		
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	223.35		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	74,806		74,806					1
	15,147		15,147					2
	223,488		223,488					3
	20,699		20,699					4
	29,384		29,384					5
	77,267		77,267					6
	19,352		19,352					7
	1,323		1,323					8
	167,914		167,914					9
				8,046	398,310	12,883	419,239	10
	[illegible]	137,318	5,509,099	8,046	398,310	12,883	419,239	11
								12
	729,110	99,719	828,829	10,872	160,862		171,734	13
Various	239,955	3,870,630	4,110,585	83	33,125		33,208	14
Various	6,418	542,323	548,741	258	1,702		1,960	15
								16
								17
								18
Various		90,421	90,421		151		151	19
Various		738,016	738,016	8,707	83,650		92,357	20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	13,501,633	5,478,427	18,980,060	29,657	679,380	1,677,763	2,386,800	36

Schedule Page: 422 Line No.: 10 Column: j

These land assets are leased to American Transmission System Inc. per the ground lease arrangement dated Sept. 1, 2000.

Schedule Page: 422.1 Line No.: 11 Column: j

Footnote Linked. See note on 422, Row: 10, col/item: j

Schedule Page: 422.1 Line No.: 13 Column: j

Footnote Linked. See note on 422, Row: 10, col/item: j

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	B. Mansfield	Shippingport, Pa.	Trans. Attended	0.02	0.35	
2	Bay Shore	Oregon, Ohio	Trans. Attended	0.01	0.14	
3	Beaver Valley #2	Shippingport, Pa.	Trans. Attended	0.02	0.35	
4	Davis-Besse	Port Clinton, Ohio	Trans. Attended	0.02	0.35	
5	Perry	Perry Twp., Ohio	Trans. Attended	0.02	0.35	
6						
7	Tot. Step-Up Substations					
8						
9	Acme	Toledo, Ohio	Trans. Attended	0.07	0.01	0.01
10	Acme	Toledo, Ohio	Trans. Attended	0.07	0.01	
11	Locust Street	Toledo, Ohio	Trans. Unattended	0.07	0.02	
12	Pemberville	Pemberville, Ohio	Trans. Unattended	0.07	0.35	
13	Richland	Defiance, Ohio	Trans. Unattended	0.14	0.03	
14	Richland	Defiance, Ohio	Trans. Unattended	0.07	0.03	
15	Vulcan	Toledo, Ohio	Trans. Unattended	0.07	0.02	
16	Weston	Weston, Ohio	Trans. Unattended	0.07		0.04
17	West Fremont	Fremont, Ohio	Trans. Unattended	0.14	0.01	
18	Woodville	Woodville, Ohio	Trans. Unattended	0.14	0.04	
19						
20	Tot. Transmission Substations					
21						
22	Acme	Toledo, Ohio	Distr. Attended	0.07	0.01	
23	Angola	Toledo, Ohio	Distr. Unattended	0.14	0.01	
24	Archbold	Archbold, Ohio	Distr. Unattended	0.07	0.01	
25	Ayersville	Defiance, Ohio	Distr. Unattended	0.14	0.01	
26	Bellevue	Toledo, Ohio	Distr. Unattended	0.14	0.01	
27	Clyde	Clyde, Ohio	Distr. Unattended	0.07	0.01	
28	Davis Besse Service	Oak Harbor, Ohio	Distr. Unattended	0.07	0.01	
29	Decant	Oregon, Ohio	Distr. Unattended	0.14	0.01	
30	Delta	Delta, Ohio	Distr. Unattended	0.14	0.01	
31	Detroit Ave.	Toledo, Ohio	Distr. Unattended	0.07	0.01	
32	Dixie Hwy.	Toledo, Ohio	Distr. Unattended	0.14	0.01	
33	Eber	Holland, Ohio	Distr. Unattended	0.14	0.01	
34	Exit 2	Montpelier, Ohio	Distr. Unattended	0.07	0.01	
35	Fayette	Fayette, Ohio	Distr. Unattended	0.14	0.01	
36	Five Point	Perrysburg, Ohio	Distr. Unattended	0.14	0.01	
37	Ford Road	Toledo, Ohio	Distr. Unattended	0.07	0.01	
38	Fort Industry	Toledo, Ohio	Distr. Unattended	0.14	0.01	
39	Frey	Northwood, Ohio	Distr. Unattended	0.14	0.01	
40	Genoa	Genoa, Ohio	Distr. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
328	3	1				1
740	4					2
189	1					3
476	1	1				4
278	3	4				5
						6
2011	12	6				7
						8
45	3	1				9
175	5					10
280	3					11
10	1					12
25	1					13
7	1					14
40	2					15
8	1					16
14	1					17
25	1					18
						19
629	19	1				20
						21
22	1					22
56	2					23
27	2					24
25	1					25
56	2					26
14	1					27
14	1					28
14	1					29
28	1					30
48	2					31
56	2					32
28	1					33
13	1					34
14	1					35
28	1					36
28	1					37
28	1					38
28	1					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Gould	Toledo, Ohio	Distr. Unattended	0.07		
2	Gould	Toledo, Ohio	Distr. Unattended	0.07	0.01	
3	Green Springs	Green Springs, Ohio	Distr. Unattended	0.07	0.01	
4	Hawley	Toledo, Ohio	Distr. Unattende	0.14	0.01	
5	Hawley	Toledo, Ohio	Distr. Unattended	0.07	0.01	
6	Hawthorne	Toledo, Ohio	Distr. Unattended	0.14	0.01	
7	Jackman	Toledo, Ohio	Distr. Unattended	0.14	0.01	
8	Jackman	Toledo, Ohio	Distr. Unattended	0.07	0.01	
9	Lapier	Toledo, Ohio	Distr. Unattended	0.07	0.01	
10	Lime City	Perrysburg twp., Ohio	Distr. Unattended	0.14	0.01	
11	Locust St.	Toledo, Ohio	Distr. Unattended	0.07	0.12	
12	Lyons	Lyons, Ohio	Distr. Unattended	0.14	0.01	
13	Maumee	Maumee, Ohio	Distr. Unattended	0.07	0.01	
14	Oakdale	Toledo, Ohio	Distr. Unattended	0.07		
15	Oakdale	Toledo, Ohio	Distr. Unattended	0.07	0.01	
16	Oak Harbor	Oak Harbor, Ohio	Distr. Unattended	0.07	0.01	
17	Oregon	Oregon, Ohio	Distr. Unattended	0.14	0.01	
18	Pemberville	Pemberville, Ohio	Distr. Unattended	0.07	0.01	
19	Penta County	Rossford, Ohio	Distr. Unattended	0.14	0.01	
20	Reynolds	Toledo, Ohio	Distr. Unattended	0.14	0.01	
21	Richland	Defiance, Ohio	Distr. Unattended	0.14	0.01	
22	Ridgeville	Ridgeville Corners, Ohio	Distr. Unattended	0.14	0.01	
23	Ryan	Toledo, Ohio	Distr. Unattended	0.07	0.01	
24	Silica	Toledo, Ohio	Distr. Unattended	0.14	0.01	
25	Stryker	Stryker, Ohio	Distr. Unattended	0.14	0.01	
26	Swanton	Swanton, Ohio	Distr. Unattended	0.14	0.01	
27	S.W. Defiance	Defiance, Ohio	Distr. Unattended	0.14	0.01	
28	Sylvania	Sylvania, Ohio	Distr. Unattended	0.14	0.01	
29	Talmadge	Toledo, Ohio	Distr. Unattended	0.14	0.01	
30	Tiffin	Toledo, Ohio	Distr. Unattended	0.07		
31	Tontogany	Tontogany, Ohio	Distr. Unattended	0.07	0.01	
32	Tracy	Toledo, Ohio	Distr. Unattended	0.07	0.01	
33	Vulcan	Toledo, Ohio	Distr. Unattended	0.07	0.01	
34	Vulcan	Toledo, Ohio	Distr. Unattended	0.14	0.01	
35	Waterville	Waterville, Ohio	Distr. Unattended	0.14	0.01	
36	Wauseon	Wauseon, Ohio	Distr. Unattended	0.14	0.01	
37	Wentworth	Holland, Ohio	Distr. Unattended	0.14	0.01	
38	Westgate	Toledo, Ohio	Distr. Unattended	0.14	0.01	
39	Weston	Weston, Ohio	Distr. Unattended	0.07		0.04
40	West Fremont	Fremont, Ohio	Distr. Unattended	0.07	0.04	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
24	3					1
28	1					2
20	1					3
28	1					4
22	1					5
56	2					6
28	1					7
20	1					8
28	1					9
22	1					10
50	2					11
14	1					12
56	2					13
6	1					14
25	1					15
14	1					16
28	1					17
14	2					18
28	1					19
56	2					20
42	2					21
14	1					22
13	1					23
56	2					24
14	1					25
28	1					26
28	1					27
28	1					28
78	3					29
14	2					30
14	1					31
28	1					32
35	2					33
28	1					34
28	1					35
41	2					36
28	1					37
28	1					38
8	1					39
34	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	West Unity West Unity, Ohio	Distr. Unattended	0.07	0.01	
2	Whitehouse Whitehouse, Ohio	Distr. Unattended	0.07	0.01	
3	Woodville Woodville, Ohio	Distr. Unattended	0.03		
4	Woodville No. 2 Woodville, Ohio	Distr. Unattended	0.14	0.01	
5					
6	Tot. Distribution Substations - 10,000 kva & Over				
7					
8	Distribution Substations - Under 10,000 kva				
9					
10	06 Substation(s)	Distr. Unattended	0.07	0.01	
11	02 Substation(s)	Distr. Unattended	0.07		
12	01 Substation(s)	Distr. Unattended	0.07	0.04	
13	02 Substation(s)	Distr. Unattended	0.03	0.01	
14	01 Substation(s)	Distr. Unattended	0.03		
15	02 Substation(s)	Distr. Unattended	0.02		
16					
17	Tot. Distribution Substations				
18					
19	Tot. Transmission and Distribution Substations				
20					
21	Tot. All Substations				
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1					1
14	1					2
5	3					3
28	1					4
						5
1756	84					6
						7
						8
						9
31	6					10
14	2					11
7	1					12
13	5					13
5	3					14
8	2					15
						16
1834	103					17
						18
2463	122	1				19
						20
4474	134	7				21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Schedule Page: 426 Line No.: 7 Column: f

Toledo Edison Company (TE) shares ownership of certain substation structures and equipment serving jointly owned power plants with Cleveland Electric Illuminating Company (CEI), Ohio Edison Company (OE), AND Pennsylvania Power Company (PP) as follows:

Plant	Line	TE%	CEI%	OE%	PP%
B. Mansfield #2	1	17.30	30.28	43.06	9.36
B. Mansfield #3	1	19.91	24.47	49.34	6.28
Beaver Valley #2	3	19.91	24.47	41.88	13.74
Davis-Besse #1	4	48.62	51.38	-	-
Perry	5	19.91	44.85	30.00	5.24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	315,709	78,403	3,972
2	Additions During Year			
3	Purchases	8,580	1,976	135
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	8,580	1,976	135
6	Reductions During Year			
7	Retirements	4,614	844	33
8	Associated with Utility Plant Sold		433	34
9	TOTAL Reductions (Enter Total of lines 7 and 8)	4,614	1,277	67
10	Number at End of Year (Lines 1 + 5 - 9)	319,675	79,102	4,040
11	In Stock	7,258	2,320	215
12	Locked Meters on Customers' Premises	603		
13	Inactive Transformers on System		183	15
14	In Customers' Use	311,775	76,599	3,810
15	In Company's Use	39		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	319,675	79,102	4,040

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 14 Column: b

The 'In Customers' Use' data was adjusted in order to reconcile the total meters with the meters purchased and retired.

Schedule Page: 429 Line No.: 14 Column: c

The 'In Customers' Use' data was adjusted in order to reconcile the total transformers with the transformers purchased and retired.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR: Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	1,871,980	7,237,526		144,229,032	144,229,032
2	Water Pollution Control Facilities		-14,832		29,394,066	29,394,066
3	Solid Waste Disposal Costs		343,682		15,750,466	15,750,466
4	Noise Abatement Equipment				2,241	2,241
5	Esthetic Costs				198,771	198,771
6	Additional Plant Capacity			40,000	1,490,021	
7	Miscellaneous (Identify significant)				11,512	11,512
8	TOTAL (Total of lines 1 thru 7)	1,871,980	7,566,376	40,000	191,076,109	189,586,088
9	Construction Work in Progress	2,886,222			8,848,112	8,848,112

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	7,241,651	7,241,651
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	5,813,310	5,813,310
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	1,544,553	1,544,553
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs	1,751,789	
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	16,351,303	14,599,514

Schedule Page: 431 Line No.: 11 Column: b

Engineers' cost estimates were used for those facilities where actual production costs were not available. Expenses for lines 2 through 10 are not available for the Davis Besse Power Plant nor are they available from the operating companies of the Beaver Valley and Perry Power Plants.

Schedule Page: 431 Line No.: 11 Column: c

See above note.

INDEX

INDEX (continued)

INDEX (continued)

INDEX (continued)

INDEX (continued)

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [X] Conformed Copy

G-3

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Ohio Edison Company	Dec. 31, 2000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - ACCELERATED AMORTIZATION PROPERTY (Account 281)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to amortizable property.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Accelerated Amortization (Account 281)			
2	Electric			
3	Defense Facilities			
4	Pollution Control Facilities	2,478,103		
5	Other			
6				
7				
8	TOTAL Electric (Enter Total of lines 3 thru 7)	2,478,103		
9	Gas			
10	Defense Facilities			
11	Pollution Control Facilities			
12	Other			
13				
14				
15	TOTAL Gas (Enter Total of lines 10 thru 14)			
16				
17	TOTAL (Acct 281) (Total of 8, 15 and 16)	2,478,103		
18	Classification of TOTAL			
19	Federal Income Tax	2,406,667		
20	State Income Tax	71,436		
21	Local Income Tax			

NOTES

ACCUMULATED DEFERRED INCOME TAXES _ ACCELERATED AMORTIZATION PROPERTY (Account 281) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
							1
							2
							3
		282	6,038	282	346,267	2,818,332	4
							5
							6
							7
			6,038		346,267	2,818,332	8
							9
							10
							11
							12
							13
							14
							15
							16
			6,038		346,267	2,818,332	17
							18
					346,267	2,752,934	19
			6,038			65,398	20
							21

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	1,018,713,140	-41,877,484	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	1,018,713,140	-41,877,484	
6	Other (Specify) KOBE	354,562		
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	1,019,067,702	-41,877,484	
10	Classification of TOTAL			
11	Federal Income Tax	989,652,058	-40,898,647	
12	State Income Tax	29,415,644	-978,837	
13	Local Income Tax			

NOTES

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
[redacted]							1
			474,015,690		6,873,783	509,693,749	2
							3
							4
			474,015,690		6,873,783	509,693,749	5
-57,632		410.2	306	410.2	102	296,726	6
							7
							8
-57,632			474,015,996		6,873,885	509,990,475	9
[redacted]							10
-56,294			462,184,150		6,441,489	492,954,456	11
-1,338			11,831,846		432,396	17,036,019	12
							13

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 274 Line No.: 2 Column: h

ADJUSTMENT

ACCOUNT CREDITED	DESCRIPTION	DEBIT AMOUNT
190	Cost of Removal	58,962,830
281	Niles Scrubber Amortization	346,267
282	Transfer to American Transmission Systems, Inc. (ATSI)	71,888,102
283	Transfer to the Generating Asset Impairment	340,688,206
283	AFUDC Amortization	1,797,569
283	Asset SWAP Acquisition Costs	332,076
Total 283		342,817,851
410.1	OES Nuclear Depreciation - Return to Accrual Adjustment	640
Total Adjustments		474,015,690

Schedule Page: 274 Line No.: 2 Column: j

ADJUSTMENT

ACCOUNT CREDITED	DESCRIPTION	CREDIT AMOUNT
281	Niles Scrubber Amortization	6,038
283	Transfer to the Generating Asset Impairment	5,316,552
410.1	Return to Accrual Adjustment	1,551,193
Total Adjustments		6,873,783

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Pension Expense	56,235,617	5,135,592	
4	Bonds - Loss on Retirement	25,828,985	375,701	
5	Nuclear Fuel Carrying Chg.	2,830,782		
6	Pre-Operational Costs & Lease	5,808,438		
7	Reserve Premium	83,827		
8	Other	459,599,904	-105,735,672	
9	TOTAL Electric (Total of lines 3 thru 8)	550,387,553	-100,224,379	
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other (Specify)	21,890,362		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	572,277,915	-100,224,379	
20	Classification of TOTAL			
21	Federal Income Tax	527,627,102	-96,340,306	
22	State Income Tax	44,650,813	-3,884,073	
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
							2
				410.1	58,930	61,430,139	3
		410.1	594			26,204,092	4
				410.1	63,112	2,893,894	5
						5,808,438	6
						83,827	7
			147,523,090		536,966,091	743,307,233	8
			147,523,684		537,088,133	839,727,623	9
							10
							11
							12
							13
							14
							15
							16
							17
-765,383		410.2	4,171,934			16,953,045	18
-765,383			151,695,618		537,088,133	856,680,668	19
							20
-747,623			148,129,853		523,411,556	805,820,876	21
-17,760			3,565,765		13,676,577	50,859,792	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: b

Account Subdivisions (a)	Balance at Beginning Of Year (b)	Amounts Debited To Account 410.1 (c)	ADJUSTMENTS Acct. Credit (g)	Debits Amount (h)	Acct. Debit (i)	Credits Amount (j)	Balance at End of Year (k)
PUCO Defrd Exp-PY1/BV2	153,687,406	(5,438,035)			410.1	20,837	148,270,208
Nuclear Fuel Defrd Gain	3,193,269	(21,125)			410.1	426	3,172,570
Sales Tax Settlement	6,829	0	283	6,829			0
DOE - Decontamination	1,158,531	(423,182)			410.1	319,886	1,055,235
Loss on Sale/Leasebk BV2	18,599,193	(144,740)	283	6,513,306			11,941,147
Debt AFUDC Flow Through	3,186,178	(420,514)	283	442,714	190	13,347	2,336,297
Equity AFUDC	82,478,428	(8,579,248)	283	41,452,043			32,447,137
Method & Life	67,493,495	(1,947,225)	283	25,680,628	283	3,779,781	43,645,423
Combined Sale/Leaseback	49,142,175	(2,379,775)	283	16,750,333			30,012,067
PY/BV PIS Carrying Chrg	375,846	(6,954)	283	363,437			5,455
Tax Depletion	18,093	0			410.1	1,236	19,329
ACRS - TBT - Book Amortiz.	2,232,635	283,080			410.1	91,768	2,607,483
Forward Refunding Bonds	616,173	(35,970)			410.1	41,417	621,620
Bad Debts	642,491	0	410.1	22,303	283	7,799	
			190	627,987			0
Emission Allowance	0	784,915	410.1	7,897,407	410.1	6,577,875	
					190	534,617	0
Trans.Exp. - Sale/Leasebk	2,449,686	0		0		0	2,449,686
Debt AFUDC/Excess Normal	28,518,122	33,316	283	27,470,035			1,081,403
1980 AFUDC Adjustment	702,033	(1,956,137)			410.1	7,150	
					282	1,797,569	550,615
Prov. for Unclass.Oper.	11,191,196	529,216	410.1	3,284,634		0	8,435,778
Deferred Fuel	970	0	283	970			
IRS Audit Interest	817,398	0		0		0	817,398
Ohio Restruct. - Taxes	31,164,565	0		0	182.3	794,615	31,959,180
Mark to Market	664,262	(331,420)			410.1	1,234	334,076
Savings Plan Min. Contrib.	820,371	(106,608)			410.1	794	714,557
Thomas Strip Steel	440,559	0		0		0	440,559
Generating Asset Impairmt.	0	(81,081,057)	190	13,389,374	282	338,660,668	
			282	3,289,014	283	114,892,715	355,793,938
ATSI Deferred Gain	0	(4,494,209)			282	68,881,289	64,387,080
Gross Receipt Tax - FERC	0				190	208,992	208,992
Acquisitn. Cost-Asset SWAP			410.1	332,076	282	332,076	
	459,599,904	(105,735,672)		147,523,090		536,966,091	743,307,233

Schedule Page: 276 Line No.: 18 Column: b

Account Subdivisions (a)	Balance at Beginning of Year (b)	Amounts Debited To Account 410.2 (e)	ADJUSTMENTS Acct. Credit (g)	Debits Amount (h)	Acct. Debit (i)	Credits Amount (j)	Balance at End of Year (k)
Investment Hedging Transactions	18,635,791	(765,383)	410.2	4,171,934			13,698,474
Term. Constr. Projects (Perry 2)	3,254,571						3,254,571
	21,890,362	(765,383)		4,171,934			16,953,045

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities	DEBITS		Credits	Balance at End of Year
		Account Credited	Amount		
	(a)	(b)	(c)	(d)	(e)
1	Payable to customers for future income taxes	407.40	8,922,333		119,304,618
2	(Amortized as Benefits are Credited to Customers)	182.30	58,020,309		
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		66,942,642		119,304,618

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	839,192,449	854,746,205
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	648,204,829	648,359,422
5	Large (or Ind.) (See Instr. 4)	581,828,013	583,400,149
6	(444) Public Street and Highway Lighting	6,714,143	6,972,738
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	2,075,939,434	2,093,478,514
11	(447) Sales for Resale	226,514,262	238,515,875
12	TOTAL Sales of Electricity	2,302,453,696	2,331,994,389
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	2,302,453,696	2,331,994,389
15	Other Operating Revenues		
16	(450) Forfeited Discounts	5,595,782	5,180,861
17	(451) Miscellaneous Service Revenues	1,851,682	61,151
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	9,869,410	16,414,389
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	27,899,752	12,313,430
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	45,216,626	33,969,831
27	TOTAL Electric Operating Revenues	2,347,670,322	2,365,964,220

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
8,045,943	8,122,413	888,259	879,302	2
[redacted]				3
7,023,404	6,946,794	99,522	97,680	4
9,965,627	9,732,421	4,395	4,378	5
144,333	145,076	1,479	1,412	6
				7
				8
				9
25,179,307	24,946,704	993,655	982,772	10
6,010,801	6,124,176	6	7	11
31,190,108	31,070,880	993,661	982,779	12
				13
31,190,108	31,070,880	993,661	982,779	14

Line 12, column (b) includes $ 7,516,314 of unbilled revenues.

Line 12, column (d) includes 120,783 MWH relating to unbilled revenues

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Service:					
2						
3	10 Residential	4,391,886	528,206,181	613,996	7,153	0.1203
4	11 Residential	1,146,128	82,873,825	54,926	20,867	0.0723
5	12 Residential	10,450	705,109	365	28,630	0.0675
6	14 Residential	432,470	31,415,607	21,305	20,299	0.0726
7	17 Residential	1,952,112	187,031,648	137,919	14,154	0.0958
8	18 Water Heating	5,699	611,959			0.1074
9	19 Residential	26,569	2,194,896	2,460	10,800	0.0826
10	32 Private Outdoor Lighting	3,796	838,686			0.2209
11	33 All Night Outdoor Lighting	85	14,450			0.1700
12	Unbilled Residential	76,748	5,300,088			0.0691
13	Total Residential Service	8,045,943	839,192,449	830,971	9,683	0.1043
14						
15	Commercial Service:					
16						
17	21 GS Secondary	5,409,295	546,843,026	93,355	57,943	0.1011
18	22 GS Secondary	231,620	11,030,312			0.0476
19	23 GS Large	1,305,721	83,349,200	255	5,120,475	0.0638
20	32 Private Outdoor Lighting	29,221	4,038,454			0.1382
21	33 All Night Outdoor Lighting	626	120,174			0.1920
22	Unbilled Commercial	46,921	2,823,663			0.0602
23	Total Commercial Service	7,023,404	648,204,829	93,610	75,028	0.0923
24						
25	Industrial Service:					
26						
27	21 GS Secondary	947,180	102,821,976	3,470	272,963	0.1086
28	22 GS Secondary	5,787	292,481			0.0505
29	23 GS Large	4,656,100	315,550,445	722	6,448,892	0.0678
30	28 GS High Use Manufacturing	4,357,952	163,599,922	34	128,175,059	0.0375
31	32 Private Outdoor Lighting	1,494	170,626			0.1142
32	Unbilled Industrial	-2,886	-607,437			0.2105
33	Total Industrial Service	9,965,627	581,828,013	4,226	2,358,170	0.0584
34						
35	Public Service & Highway Lighting	144,333	6,714,143	1,192	121,085	0.0465
36	Total Public Serv & Highway Light	144,333	6,714,143	1,192	121,085	0.0465
37						
38						
39						
40						
41	TOTAL Billed	25,058,524	2,068,423,120	929,999	26,945	0.0825
42	Total Unbilled Rev.(See Instr. 6)	120,783	7,516,314	0	0	0.0622
43	TOTAL	25,179,307	2,075,939,434	929,999	27,075	0.0824

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 304 Line No.: 41 Column: c

Estimated Revenue Included in Total Revenue on page 304
Due to Fuel Adjustment Clause:

Residential Service:	
10 Residential	$59,584,714
11 Residential	15,549,520
12 Residential	141,779
14 Residential	5,867,325
17 Residential	26,484,303
18 Water Heating	77,319
19 Residential	360,455
32 Private Outdoor Lighting	51,504
33 All Night Outdoor Lighting	1,150
Commercial Service:	
21 GS Secondary	73,387,910
22 GS Secondary	3,142,396
23 GS Large	17,714,717
32 Private Outdoor Lighting	396,438
33 All Night Outdoor Lighting	8,486
Industrial Service:	
21 GS Secondary	12,850,396
22 GS Secondary	78,505
23 GS Large	63,169,304
28 High Use Manufacturing	59,124,339
30 Private Outdoor Lighting	20,264
Public Service & Highway Lighting	1,958,175
Total	$339,968,999

Schedule Page: 304 Line No.: 41 Column: d

Duplicate Customers Excluded from Totals in Columns d and e:

	Ave # Customers (d)	KWH of Sales (e)
Residential Service:		
18 Water Heating	2,373	2,402
32 Private Outdoor Lighting	3,196	1,188
33 All Night Outdoor Lighting	32	2,656
Commercial Service:		
22 GS Secondary	2,370	97,730
32 Private Outdoor Lighting	9,167	3,188
33 All Night Outdoor Lighting	227	2,758
Industrial Service:		
22 GS Secondary	32	180,813
32 Private Outdoor Lighting	2,109	708
Total	19,506	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	American Municipal Power - Ohio	RQ	2	NA	NA	NA
2	Ohio Valley Electric Corporation	RQ	12	NA	NA	NA
3	Ohio Power Company - Buckeye	RQ	67	122.6	122.6	122.6
4	West Penn Power Co. - Pepco	RQ	153	450/387	450/387	450/387
5						
6	Cleveland Electric Illuminating Co. [redacted]	OS [redacted]	[redacted]	NA	NA	NA
7	FirstEnergy Corp. [redacted]	OS	[redacted]	NA	NA	NA
8	Pennsylvania Power Co. [redacted]	OS	[redacted]	NA	NA	NA
9	The Toledo Edison Co. [redacted]	OS	[redacted]	NA	NA	NA
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
78,146		7,346,927		7,346,927	1
944		14,866		14,866	2
691,587		26,774,510		26,774,510	3
3,163,780	105,906,420	54,812,031		160,718,451	4
					5
1,428,570		20,870,004		20,870,004	6
121,832		3,144,355		3,144,355	7
69,114		1,079,187		1,079,187	8
456,828		6,565,962		6,565,962	9
					10
					11
					12
					13
					14
3,934,457	105,906,420	88,948,334	0	194,854,754	
2,076,344	0	31,659,508	0	31,659,508	
6,010,801	**105,906,420**	**120,607,842**	**0**	**226,514,262**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 6 Column: a

Associated Company.

Schedule Page: 310 Line No.: 6 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 310 Line No.: 6 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 7 Column: a

Associated Company.

Schedule Page: 310 Line No.: 7 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 310 Line No.: 8 Column: a

Associated Company.

Schedule Page: 310 Line No.: 8 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 9 Column: a

Associated Company.

Schedule Page: 310 Line No.: 9 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	9,969,817	11,358,928
5	(501) Fuel	237,619,441	292,625,231
6	(502) Steam Expenses	28,892,778	26,183,605
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	2,212,265	2,624,731
10	(506) Miscellaneous Steam Power Expenses	10,980,424	17,188,346
11	(507) Rents	549	720
12	(509) Allowances	9,270,464	1,444,684
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	298,945,738	351,426,245
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	3,402,490	2,940,635
16	(511) Maintenance of Structures	31,188	242,700
17	(512) Maintenance of Boiler Plant	42,449,562	44,043,251
18	(513) Maintenance of Electric Plant	5,358,877	6,218,763
19	(514) Maintenance of Miscellaneous Steam Plant	7,252,974	3,706,925
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	58,495,091	57,152,274
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	357,440,829	408,578,519
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	21,523,644	25,690,285
25	(518) Fuel	41,689,312	42,267,774
26	(519) Coolants and Water	1,376,646	1,002,985
27	(520) Steam Expenses	7,770,783	10,371,369
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	45,436	22,121
31	(524) Miscellaneous Nuclear Power Expenses	27,262,883	35,768,370
32	(525) Rents	134,115,766	132,288,266
33	TOTAL Operation (Enter Total of lines 24 thru 32)	233,784,470	247,411,170
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	6,182,803	12,310,607
36	(529) Maintenance of Structures	320,674	1,106,751
37	(530) Maintenance of Reactor Plant Equipment	6,399,938	10,779,684
38	(531) Maintenance of Electric Plant	8,573,056	4,513,693
39	(532) Maintenance of Miscellaneous Nuclear Plant	19,104,065	8,705,490
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	40,580,536	37,416,225
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	274,365,006	284,827,395
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	134,559	60,430
63	(547) Fuel	2,212,515	1,195,691
64	(548) Generation Expenses	6,046,072	168,580
65	(549) Miscellaneous Other Power Generation Expenses	162,730	59,808
66	(550) Rents	80,426	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	8,636,302	1,484,509
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	527	-345
70	(552) Maintenance of Structures	200,922	-17,582
71	(553) Maintenance of Generating and Electric Plant	2,773,231	699,223
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	48,660	15,607
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	3,023,340	696,903
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	11,659,642	2,181,412
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	87,105,270	71,826,577
77	(556) System Control and Load Dispatching	1,515,481	2,460,155
78	(557) Other Expenses	1,766,178	612,001
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	90,386,929	74,898,733
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	733,852,406	770,486,059
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	913,170	1,856,763
84	(561) Load Dispatching	774,404	1,042,509
85	(562) Station Expenses	790,028	608,149
86	(563) Overhead Lines Expenses	113,611	277,216
87	(564) Underground Lines Expenses	847	5,329
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	27,600,073	1,691,820
90	(567) Rents	1,935,115	3,837,731
91	TOTAL Operation (Enter Total of lines 83 thru 90)	32,127,248	9,319,517
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	-262,025	504,674
94	(569) Maintenance of Structures	1,525,998	2,281,550
95	(570) Maintenance of Station Equipment	280,929	347,758
96	(571) Maintenance of Overhead Lines	3,495,814	3,247,330
97	(572) Maintenance of Underground Lines	69,275	40,210
98	(573) Maintenance of Miscellaneous Transmission Plant	34,602	247,587
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	5,144,593	6,669,109
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	37,271,841	15,988,626
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	13,930,825	13,494,841

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	2,601,074	2,245,953
106	(582) Station Expenses	584,139	788,618
107	(583) Overhead Line Expenses	2,642,773	3,582,759
108	(584) Underground Line Expenses	2,143,309	2,151,868
109	(585) Street Lighting and Signal System Expenses	10,730	1,132
110	(586) Meter Expenses	-12,727	343,080
111	(587) Customer Installations Expenses	433,496	1,146,334
112	(588) Miscellaneous Expenses	3,620,000	9,633,099
113	(589) Rents	183,268	514,181
114	TOTAL Operation (Enter Total of lines 103 thru 113)	26,136,887	33,901,865
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	465,465	1,081,068
117	(591) Maintenance of Structures	3,915,465	2,649,437
118	(592) Maintenance of Station Equipment	138,448	157,997
119	(593) Maintenance of Overhead Lines	28,222,962	29,374,116
120	(594) Maintenance of Underground Lines	1,292,621	1,327,777
121	(595) Maintenance of Line Transformers	560,736	366,081
122	(596) Maintenance of Street Lighting and Signal Systems	848,945	577,207
123	(597) Maintenance of Meters	3,245,197	2,838,688
124	(598) Maintenance of Miscellaneous Distribution Plant	994,876	984,773
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	39,684,715	39,357,144
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	65,821,602	73,259,009
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	1,528,613	1,529,867
130	(902) Meter Reading Expenses	5,296,053	5,398,296
131	(903) Customer Records and Collection Expenses	18,874,727	19,287,794
132	(904) Uncollectible Accounts	45,513,379	33,743,578
133	(905) Miscellaneous Customer Accounts Expenses	3,660,740	1,168,427
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	74,873,512	61,127,962
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	208,640	4,027,171
138	(908) Customer Assistance Expenses	1,308,036	12,228,055
139	(909) Informational and Instructional Expenses	13	4,906
140	(910) Miscellaneous Customer Service and Informational Expenses	-78,697	2,060,933
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	1,437,992	18,321,065
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	19,911,712	12,490,768
146	(913) Advertising Expenses	4,595,020	3,597,404
147	(916) Miscellaneous Sales Expenses	574,270	1,024,174
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	25,081,002	17,112,346
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	18,245,416	17,311,146
152	(921) Office Supplies and Expenses	15,564,865	19,426,660
153	(Less) (922) Administrative Expenses Transferred-Credit	3,453,786	4,407,295

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	5,259,178	4,984,701
156	(924) Property Insurance	-1,130,214	1,080,453
157	(925) Injuries and Damages	2,320,451	1,777,838
158	(926) Employee Pensions and Benefits	15,664,765	19,861,471
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	8,730,957	2,782,093
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	2	-194
163	(930.2) Miscellaneous General Expenses	32,452,158	39,902,146
164	(931) Rents	3,324,024	3,184,150
165	TOTAL Operation (Enter Total of lines 151 thru 164)	96,977,816	105,903,169
166	Maintenance		
167	(935) Maintenance of General Plant	2,378,370	3,489,620
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	99,356,186	109,392,789
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	1,037,694,541	1,065,687,856

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	1,725
3. Total Part-Time and Temporary Employees	23
4. Total Employees	1,748

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. 'Long-term' means five years or longer and 'firm' means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that 'intermediate-term' means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. 'Long-term' means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that 'intermediate-term' means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Ohio Power Co. - Buckeye	RQ	67	122.6	122.6	122.6
2	Ohio Power Co. - Galion	RQ		.66	.66	.66
3	Ohio Power Co. - Myers Lake	RQ		.49	.49	.49
4						
5	Cleveland Electric Illuminating Co.	OS	[redacted]	NA	NA	NA
6	FirstEnergy Corp.	OS	[redacted]	NA	NA	NA
7	Pennsylvania Power Co.	OS	[redacted]	NA	NA	NA
8	The Toledo Edison Co.	OS	[redacted]	NA	NA	NA
9	Ohio Valley Electric Corporation	OS	12	NA	NA	NA
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
732,483				23,779,684		23,779,684	1
3,816				170,687		170,687	2
2,498				116,023		116,023	3
							4
13,773				236,716		236,716	5
648,418				30,829,203		30,829,203	6
172,702				2,538,698		2,538,698	7
53,617				826,432		826,432	8
1,105,860				28,607,827		28,607,827	9
							10
							11
							12
							13
							14
2,733,167				87,105,270		87,105,270	

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 5 Column: a

Associated Company.

Schedule Page: 326 Line No.: 5 Column: b

Applies to all OS Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 326 Line No.: 5 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 6 Column: a

Associated Company.

Schedule Page: 326 Line No.: 6 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 326 Line No.: 7 Column: a

Associated Company.

Schedule Page: 326 Line No.: 7 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 8 Column: a

Associated Company.

Schedule Page: 326 Line No.: 8 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	American Municipal Power - Ohio	Unspecified	Unspecified	OS
2	FirstEnergy Corp.	Unspecified	Unspecified	OS
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
156				1,613,445	1,613,445	1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	1,613,445	1,613,445	

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	5,709,540		5,709,540	1
	13,599,183		13,599,183	2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	19,308,723	0	19,308,723	

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 2 Column: a

Associated Company.

Schedule Page: 328 Line No.: 2 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328 Line No.: 2 Column: i

No MWH's physically came in or left the Company's system.

Schedule Page: 328 Line No.: 2 Column: j

No MWH's physically came in or left the Company's system.

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	502,900
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	1,482,180
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	1,867,156
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Administrative and General Expenses - General	-6,314
7	Administrative Costs for Board of Directors	60,104
8	Directors Fees and Expenses	228,345
9	Area Development	190,210
10	Bank Service Charges and Commitment Fees	1,957,753
11	Casualty Insurance Amortization	-42,290
12	Civic and Political Activity	156,420
13	Community Service Activity	52,773
14	Distributed Labor Costs - Other	6,570
15	Memberships - Civic	187,915
16	Memberships - Industrial Associations	15,326
17	Memberships - Other	5,170
18	Ohio Consumers Counsel	780,444
19	PUCO - Division of Forecasting	106,551
20	Tax Payment - TBT Payment	13,248
21	Transfer of Charges Between Administrative and	
22	General Expenses and Other Work in Progress	-387,036
23	Miscellaneous Administrative and General Expenses	
24	for Jointly Owned Base Load Units:	
25	Cleveland Electric Illuminating Co. - Company's	
26	portion of Perry Power Station	8,078,196
27	FENOC - Company's portion of	
28	Beaver Valley Power Station	12,902,276
29	Pennsylvania Power Company - Company's portion of	
30	Bruce Mansfield Plant	4,290,671
31	All Others (5 Items)	3,590
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	32,452,158

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.

Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.

In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.

For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.

4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant	49,241,581	726,814		49,968,395
3	Nuclear Production Plant	159,275,635	12,432,914		171,708,549
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	1,674,570	583		1,675,153
7	Transmission Plant	9,171,490	129,561		9,301,051
8	Distribution Plant	31,439,559	125,475		31,565,034
9	General Plant	11,234,124	4,948,810		16,182,934
10	Common Plant-Electric				
11	TOTAL	262,036,959	18,364,157		280,401,116

B. Basis for Amortization Charges

Column C represents amortization of the cost of the following:

Leasehold improvements over the life of the lease; software costs amortized over a seven year period; and AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

No change in basis or method of amortization has been made from the preceding year.

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 336 Line No.: 3 Column: b

Includes nuclear plant decommissioning in the amount of $6,234,780.

Schedule Page: 336 Line No.: 11 Column: b

Includes amortization of ACRS tax benefits sold in the amount of $769,599.

Includes $2,629,723 for depreciation expense associated with Balance Sheet Account 102.

Schedule Page: 336 Line No.: 11 Column: c

Includes amortization of leasehold improvements made in connection with the leased portion of Perry Unit 1 and Beaver Vally 2 in the amount of $3,742,896. Such sale and leaseback arrangements are for approximately 29 years.

Also, includes amortization of the gross-up to plant-in-service for the debt component of AFUDC recorded net-of-tax for the years 1979-1987 in the amount of $11,583,191 which includes additional amortization of $2,458,200 applicable to nuclear production accounts in accordance with the Company's Comprehensive Rate Reduction and Economic Development Plan approved by the PUCO.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2		
3	Miscellaneous Income Deductions	
4	Donations (Account 426.1)	
5	Conservation Programs	489,671
6	Customer Assistance	224,150
7	School Activities	85,242
8	Special Events	137,048
9	All Others (4 Items)	88,721
10		
11	Total 426.1	1,024,832
12		
13	Life Insurance (Account 426.2)	
14		
15	Penalties (Account 426.3) 6 Items	516
16		
17	Total 426.3	516
18		
19	Expenditures for Certain Civic, Political, and	
20	Related Activities (Account 426.4)	
21	Salary and Expenses of Employees who are	
22	Registered Lobbyists	514,552
23	All Others (3 Items)	38,370
24		
25	Total 426.4	552,922
26		
27	Other Deductions (Account 426.5)	
28	Loss on Sale of Receivables to OES Capital	20,822,234
29	Risk Management Study Project	1,481,111
30	Sale of M&S Inventory	5,365,322
31	All Others (7 Items)	1,116,848
32		
33	Total 426.5	28,785,515
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Interest on Debt to Associated Companies	
2	(Account 430)	
3	Cleveland Electric Illuminating Company -	
4	Notes Payable - 6.62% - 8.18%	403,248
5		
6	FirstEnergy Corp. -	
7	Notes Payable - 5.81% - 6.29%	82,223
8		
9	OES Capital, Incorporated -	
10	Other Debt - Interest on Funds held as Agent	
11	5.92% - 6.70%	76,463
12		
13	OES Financing Trust, Incorporated -	
14	Accrued Interest on Debentures - 9.00%	11,134,021
15		
16	OES Fuel, Incorporated -	
17	Investment in Nuclear Fuel - 6.29% - 7.18%	589,388
18	Notes Payable - 6.29% - 7.18%	6,440,637
19		
20	Pennsylvania Power Company -	
21	Notes Payable - 5.81% - 8.18%	1,368,971
22		
23	Total 430	20,094,951
24		
25	Other Interest Expense (Account 431)	
26	Customer Deposits - 6.00%	128,343
27	International Business Machines Corporation	
28	Supplemental Contracts 3.50% - 5.00%	239,589
29	Short Term Notes Payable to Banks -	
30	5.81% - 9.63%	3,484,000
31	All Other (13 Items)	13,742
32		
33	Total 431	3,865,674
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Regulatory Commission Fees				
2	A) Public Utilities Commission of Ohio	2,547,041		2,547,041	
3	B) Federal Energy Regulatory Commission	330,544		330,544	
4					
5	2) Restructuring Transition Costs		5,810,318	5,810,318	
6					
7	3) Miscellaneous		43,054	43,054	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	2,877,585	5,853,372	8,730,957	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
Electric	928	2,547,041					2
Electric	928	330,544					3
							4
Electric	928	5,810,318					5
							6
Electric	928	43,054					7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		8,730,957					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b.. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2	(1) Generation	Sammis Pulverizer Primary Air-Flow
3		
4		
5	(5) Environment	Forced Oxidation Gypsum (FOG)
6		LS-2 Scrubber Project - Niles
7		High Carbon Flyash
8		Gypsum Oxidation Study
9		Alpha Gypsum
10		Gypsum Demonstration Plant
11		
12		
13	B. Electric R, D & D Performed Externally	
14	(1) Research Support to the Electric	EPRI - Research Subscription
15	Power Research Institute	EPRI - Research Subscription
16		
17		
18		EPRI - Revision of Ambient Iron Water Quality Study
19		EPRI - Clean Coal "Real Options" Project
20		EPRI - Combustion Turbine Operations Training
21		EPRI - Technical Management Best Practices
22		EPRI - Steubenville Monitoring / PM 2.5 Specification
23		EPRI - Upgrade Coal Interest Group
24		EPRI - Miscellaneous under $5,000 (2)
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38	Total	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.

4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)

5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.

6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."

7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR		Unamortized Accumulation (g)	Line No.
		Account (e)	Amount (f)		
					1
-138,076		93081	-138,076		2
					3
					4
123,412		10711	123,412		5
-361,452		18810	-361,452		6
-90,874		18810	-90,874		7
-425,562		18810	-425,562		8
-5,945		18810	-5,945		9
-291,639		18810	-291,639		10
					11
					12
					13
	579,578	93081	579,578		14
	34,998	55710	34,998		15
					16
					17
	8,804	92110	8,804		18
	13,132	92110	13,132		19
	9,815	50610	9,815		20
	14,730	92110	14,730		21
	17,610	92110	17,610		22
	-6,450	18820	-6,450		23
	7,925	92110	7,925		24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
-1,190,136	680,142		-509,994		38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	13,181,006		
4	Transmission	567,723		
5	Distribution	15,401,028		
6	Customer Accounts	8,220,735		
7	Customer Service and Informational	7,566		
8	Sales	28,780		
9	Administrative and General	3,890,967		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	41,297,805		
11	Maintenance			
12	Production	11,539,825		
13	Transmission	1,422,380		
14	Distribution	16,305,659		
15	Administrative and General	443,481		
16	TOTAL Maint. (Total of lines 12 thru 15)	29,711,345		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	24,720,831		
19	Transmission (Enter Total of lines 4 and 13)	1,990,103		
20	Distribution (Enter Total of lines 5 and 14)	31,706,687		
21	Customer Accounts (Transcribe from line 6)	8,220,735		
22	Customer Service and Informational (Transcribe from line 7)	7,566		
23	Sales (Transcribe from line 8)	28,780		
24	Administrative and General (Enter Total of lines 9 and 15)	4,334,448		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	71,009,150	19,297,126	90,306,276
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	71,009,150	19,297,126	90,306,276
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	12,118,951	3,293,391	15,412,342
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	12,118,951	3,293,391	15,412,342
69	Plant Removal (By Utility Departments)			
70	Electric Plant	737,036	200,294	937,330
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	737,036	200,294	937,330
74	Other Accounts (Specify):			
75	Non-Utility Plants	352,575		352,575
76	Jobbing Contract & Preliminary Survey	1,809,496		1,809,496
77	Clearing	22,790,811	-22,790,811	
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	24,952,882	-22,790,811	2,162,071
96	TOTAL SALARIES AND WAGES	108,818,019		108,818,019

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	21,680,391
4	Nuclear	7,692,068
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	17,208
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	29,389,667
10	Purchases	2,733,167
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	1,613,445
17	Delivered	1,613,445
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	32,122,834

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	25,179,307
23	Requirements Sales for Resale (See instruction 4, page 311.)	3,934,457
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,076,344
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	35,101
27	Total Energy Losses	897,625
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	32,122,834

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	2,809,145	142,518	4,749	26	6PM - 7PM
30	February	2,616,543	179,139	4,574	8	8AM - 9AM
31	March	2,539,886	127,367	4,244	16	7PM - 8PM
32	April	2,610,104	357,803	4,213	12	7AM - 8AM
33	May	2,778,920	318,076	4,765	9	12PM -1PM
34	June	2,656,577	144,980	5,538	14	1PM - 2PM
35	July	2,753,542	137,667	5,144	28	2PM - 3PM
36	August	2,884,139	171,375	5,513	31	2PM - 3PM
37	September	2,599,969	156,889	5,321	1	3PM - 4PM
38	October	2,572,497	85,947	4,146	2	7PM - 8PM
39	November	2,451,285	127,981	4,584	21	6PM - 7PM
40	December	2,850,227	126,602	4,956	19	6PM - 7PM
41	TOTAL	32,122,834	2,076,344			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *R. E. Burger* (b)			Plant Name: *Edgewater* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1950			1957		
4	Year Last Unit was Installed	1955			1957		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	419.00			105.00		
6	Net Peak Demand on Plant - MW (60 minutes)	373			108		
7	Plant Hours Connected to Load	8063			1044		
8	Net Continuous Plant Capability (Megawatts)	406			100		
9	When Not Limited by Condenser Water	406			100		
10	When Limited by Condenser Water	406			100		
11	Average Number of Employees	88			29		
12	Net Generation, Exclusive of Plant Use - KWh	1947183000			37523000		
13	Cost of Plant: Land and Land Rights	193392			822686		
14	Structures and Improvements	21659146			9518947		
15	Equipment Costs	152058354			36381054		
16	Total Cost	173910892			46722687		
17	Cost per KW of Installed Capacity (line 5)	415.0618			444.9780		
18	Production Expenses: Oper, Supv, & Engr	821350			185936		
19	Fuel	20419301			3689288		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	3815791			1112963		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	35226			84749		
25	Misc Steam (or Nuclear) Power Expenses	1053085			769186		
26	Rents	78			20		
27	Allowances	2703470			1348		
28	Maintenance Supervision and Engineering	210090			55581		
29	Maintenance of Structures	2378			630		
30	Maintenance of Boiler (or reactor) Plant	5969791			1469730		
31	Maintenance of Electric Plant	-846765			1061218		
32	Maintenance of Misc Steam (or Nuclear) Plant	676119			96706		
33	Total Production Expenses	34859914			8527355		
34	Expenses per Net KWh	0.0179			0.2273		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Oil	Total	Gas	Oil	Total
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Tons	BBL		MCF	BBL	
37	Quantity (units) of Fuel Burned	880034	1722	0	550164	162	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	11685	138165	0	1030	137762	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	20.960	33.980	0.000	6.280	18.910	0.000
40	Average Cost of Fuel per Unit Burned	23.136	34.015	0.000	6.301	12.361	0.000
41	Average Cost of Fuel Burned per Million BTU	0.990	5.862	0.000	6.117	2.136	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.023	0.000	0.000	0.098
43	Average BTU per KWh Net Generation	0.000	0.000	10568.000	0.000	0.000	16760.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Bruce Mansfield* (d)	Plant Name: *W. H. Sammis* (e)	Plant Name: *W.H. Sammis C.T.* (f)	Line No.
Steam	Steam	Combustion Turbine	1
Conventional	Conventional	Conventional	2
1976	1959	1972	3
1980	1971	1972	4
1273.00	1980.00	11.00	5
1249	1896	11	6
5779	7426	262	7
1199	1908	11	8
1199	1908	11	9
1199	1908	11	10
0	335	0	11
8387449000	11308236000	1308000	12
8816216	923834	0	13
110210543	89107586	2936	14
678925556	899183504	1338806	15
797952315	989214924	1341742	16
626.8282	499.6035	121.9765	17
1815707	7146824	869	18
84310906	129199946	90229	19
0	0	0	20
19553162	4410862	0	21
0	0	0	22
0	0	0	23
628419	1463871	25142	24
2925622	6232531	2281	25
0	451	1	26
729844	5835802	0	27
626553	2510266	2	28
0	28180	56	29
9038415	25971626	0	30
303507	4840917	60633	31
1243177	5236972	439	32
121175312	192878248	179652	33
0.0144	0.0171	0.1373	34

(d)			(e)			(f)			Line No.
Coal	Oil	Total	Coal	Oil	Total	Oil			35
Tons	BBL		Tons	BBL		BBL			36
3477456	14478	0	4658058	8203	0	2740	0	0	37
12252	138525	0	11844	138791	0	138687	0	0	38
23.440	30.460	0.000	28.880	34.590	0.000	33.420	0.000	0.000	39
24.118	30.439	0.000	27.679	32.934	0.000	32.930	0.000	0.000	40
0.984	5.232	0.000	1.168	5.650	0.000	5.653	0.000	0.000	41
0.000	0.000	0.010	0.000	0.000	0.011	0.069	0.000	0.000	42
0.000	0.000	10170.000	0.000	0.000	9761.000	12006.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Beaver Valley* (b)			Plant Name: *Perry #1* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Nuclear			Nuclear		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1976			1987		
4	Year Last Unit was Installed	1987			1987		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	683.00			376.00		
6	Net Peak Demand on Plant - MW (60 minutes)	652			387		
7	Plant Hours Connected to Load	15554			8507		
8	Net Continuous Plant Capability (Megawatts)	626			358		
9	When Not Limited by Condenser Water	626			358		
10	When Limited by Condenser Water	626			350		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	4666366000			3025702000		
13	Cost of Plant: Land and Land Rights	0			3245960		
14	Structures and Improvements	0			234313111		
15	Equipment Costs	10358380			52787969		
16	Total Cost	10358380			290347040		
17	Cost per KW of Installed Capacity (line 5)	15.1660			772.1996		
18	Production Expenses: Oper, Supv, & Engr	14318788			7204856		
19	Fuel	21091940			15315662		
20	Coolants and Water (Nuclear Plants Only)	927205			449441		
21	Steam Expenses	5084878			2685905		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	39001			6435		
25	Misc Steam (or Nuclear) Power Expenses	23922182			10790206		
26	Rents	81169706			52946060		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	5311215			871588		
29	Maintenance of Structures	217043			103631		
30	Maintenance of Boiler (or reactor) Plant	2732577			3667361		
31	Maintenance of Electric Plant	7998224			574832		
32	Maintenance of Misc Steam (or Nuclear) Plant	24497361			2056209		
33	Total Production Expenses	187310120			96672186		
34	Expenses per Net KWh	0.0401			0.0320		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear			Nuclear		
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	MMBTU			MMBTU		
37	Quantity (units) of Fuel Burned	50874983	0	0	31552262	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	0.415	0.000	0.000	0.485	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	0.415	0.000	0.000	0.485	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.005	0.000	0.000	0.005	0.000	0.000
43	Average BTU per KWh Net Generation	10902.000	0.000	0.000	10428.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Unseg Nuclear Chgs* (d)			Plant Name: *Edgewater G. T.* (e)			Plant Name: *Mad River G. T.* (f)			Line No.
					Gas Turbine			Gas Turbine	1
					Conventional			Conventional	2
					1973			1972	3
					1973			1972	4
		0.00			50.00			60.00	5
		0			29			56	6
		0			148			171	7
		0			41			51	8
		0			41			51	9
		0			33			43	10
		0			0			6	11
		0			1413000			2632000	12
		0			0			3489	13
		0			96907			489556	14
		0			6153821			7704688	15
		0			6250728			8197733	16
		0.0000			125.0146			136.6289	17
		0			105588			20077	18
		52817103			98419			353810	19
		0			0			0	20
		0			0			0	21
		0			0			0	22
		0			0			0	23
		0			292206			3025	24
		-7449505			41323			93300	25
		0			10			2	26
		0			0			0	27
		0			43			458	28
		0			199832			439	29
		0			0			0	30
		0			2514270			37683	31
		-7449505			7962			35862	32
		-9617300			3259653			544656	33
		0.0000			2.3069			0.2069	34
			Oil			Oil			35
			BBL			BBL			36
0	0	0	6480	0	0	12632	0	0	37
0	0	0	137762	0	0	136975	0	0	38
0.000	0.000	0.000	18.910	0.000	0.000	28.330	0.000	0.000	39
0.000	0.000	0.000	15.188	0.000	0.000	28.009	0.000	0.000	40
0.000	0.000	0.000	2.625	0.000	0.000	4.869	0.000	0.000	41
0.000	0.000	0.000	0.070	0.000	0.000	0.134	0.000	0.000	42
0.000	0.000	0.000	22538.000	0.000	0.000	26605.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *West Lorain G.T.* (b)			Plant Name: (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Gas Turbine					
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional					
3	Year Originally Constructed	1973					
4	Year Last Unit was Installed	1973					
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	139.00			0.00		
6	Net Peak Demand on Plant - MW (60 minutes)	72			0		
7	Plant Hours Connected to Load	334			0		
8	Net Continuous Plant Capability (Megawatts)	120			0		
9	When Not Limited by Condenser Water	120			0		
10	When Limited by Condenser Water	100			0		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	10473000			0		
13	Cost of Plant: Land and Land Rights	134001			0		
14	Structures and Improvements	12306547			0		
15	Equipment Costs	12990042			0		
16	Total Cost	25430590			0		
17	Cost per KW of Installed Capacity (line 5)	182.9539			0.0000		
18	Production Expenses: Oper, Supv, & Engr	7643			0		
19	Fuel	1553290			0		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	0			0		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	9519			0		
25	Misc Steam (or Nuclear) Power Expenses	21747			0		
26	Rents	5			0		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	23			0		
29	Maintenance of Structures	534			0		
30	Maintenance of Boiler (or reactor) Plant	0			0		
31	Maintenance of Electric Plant	117595			0		
32	Maintenance of Misc Steam (or Nuclear) Plant	4188			0		
33	Total Production Expenses	1714544			0		
34	Expenses per Net KWh	0.1637			0.0000		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Oil					
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	BBL					
37	Quantity (units) of Fuel Burned	40827	0	0	0	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	137740	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	38.360	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	38.046	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	6.577	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.148	0.000	0.000	0.000	0.000	0.000
43	Average BTU per KWh Net Generation	11330.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 402 Line No.: 5 Column: d

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: e

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: f

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: b

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: c

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: e

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: f

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 10 Column: c

Limited by condenser water temperature only.

Schedule Page: 402.1 Line No.: 10 Column: e

Limited by ambient air temperature only.

Schedule Page: 402.1 Line No.: 10 Column: f

Limited by ambient air temperature only.

Schedule Page: 402.1 Line No.: 19 Column: d

Represents unsegregated fixed charges related to fuel for Beaver Valley and Perry #1.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants)

1. Small generating plants are steam plants of, less than 25,000 Kw; internal combustion and gas turbine-plants, conventional hydro plants and pumped storage plants of less than 10,000 Kw installed capacity (name plate rating). 2. Designate any plant leased from others, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, and give a concise statement of the facts in a footnote. If licensed project, give project number in footnote.

Line No.	Name of Plant (a)	Year Orig. Const. (b)	Installed Capacity Name Plate Rating (In MW) (c)	Net Peak Demand MW (60 min.) (d)	Net Generation Excluding Plant Use (e)	Cost of Plant (f)
1						
2	Combustion Turbine					
3	R.E. Burger	1972	6.00	6.0	754,000	971,083
4	Leased Diesel Generators	2000	47.50	38.0	628,000	
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants) (Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, Page 403. 4. If net peak demand for 60 minutes is not available, give the which is available, specifying period. 5. If any plant is equipped with combinations of steam, hydro internal combustion or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost Per MW Inst Capacity (g)	Operation Exc'l. Fuel (h)	Production Expenses Fuel (i)	Production Expenses Maintenance (j)	Kind of Fuel (k)	Fuel Costs (in cents (per Million Btu) (l)	Line No.
						1
						2
161,847	1,942	40,083	43,321	Oil	597	3
	5,799,107	76,684		Oil	808	4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
						45
						46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 410 Line No.: 3 Column: a

Operated as a jointly owned facility.

Schedule Page: 410 Line No.: 4 Column: a

Represents an aggregate of 38 temporary leased diesel generators installed at various Company locations in 2000. Each individual generator has a maximum generator nameplate rating of 1.25 MW.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH On Structures of Another Line (g)	Number Of Circuits (h)
1	Avon	Beaver No.1						
2	Avon	Beaver No.2						
3	Beaver	Carlisle						
4	Beaver	Davis-Besse (TE)						
5	Beaver Valley	Hanna						
6	Beaver Valley	Sammis						
7	Carlisle	Star						
8	Chamberlin	Harding						
9	Chamberlin	Mansfield						
10	Hanna	Canton Central						
11	Hanna	Highland						
12	Highland	Mansfield						
13	Highland	Shenango (Oh)						
14	Hyatt (OP)	Tangy						
15	Juniper	Hanna						
16	Juniper	Star						
17	South Canton (OP)	Star						
18	W.H. Sammis	Highland						
19	W.H. Sammis	South Canton (OP)						
20	W.H. Sammis	Star						
21	W.H. Sammis	Wylie Ridge						
22	Expenses for 345 KV Lines							
23	Total 345 KV Lines							
24	Avery	Greenfield						
25	Avery	Shinrock						
26	Babb	Valley						
27	Babb	E. Akron						
28	Babb	W. Akron						
29	Barberton	Babcock-Wilcox						
30	Barberton	Cloverdale						
31	Barberton	Star, North						
32	Barberton	Star, South						
33	Barberton	West Akron						
34	Beatty Rd. (C & SOE)	London						
35	Beaver	Brookside						
36					TOTAL	550.23	156.50	2

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	1,359,235		1,359,235					1
	23,699		23,699					2
	1,086,559		1,086,559					3
	1,357,430		1,357,430					4
								5
								6
	1,561,996		1,561,996					7
	10,103,986		10,103,986					8
	1,520,653		1,520,653					9
	8		8					10
	959,655		959,655					11
	3,065,109		3,065,109					12
	3,411,325		3,411,325					13
	671,199		671,199					14
	19,094		19,094					15
	393,506		393,506					16
	728,362		728,362					17
	882,992		882,992					18
	677,186		677,186					19
	1,614,343		1,614,343					20
	65,672		65,672					21
				6,585	15,502	1,849,915	1,872,002	22
	29,502,009		29,502,009	6,585	15,502	1,849,915	1,872,002	23
	183,752		183,752					24
								25
								26
	618,246		618,246					27
	10,130		10,130					28
	9,942		9,942					29
	40,063	124,093	164,156					30
	80,860		80,860					31
								32
	60,855	239,414	300,269					33
	106,609	1,011	107,620					34
	129,405		129,405					35
	79,056,966	53,555,551	132,612,517	78,438	589,611	1,849,915	2,517,964	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Beaver	Johnson						
2	Beaver	NASA						
3	Beaver	New Departure						
4	Beaver	West Lorain	138.00	138.00	Wood H Frame	0.17		1
5	Beaver	West Lorain	138.00	138.00	Wd 3 Pole Stru	0.14		1
6	Blue Jacket	Kirby						
7	Bluebell	American Steel						
8	Bluebell	Canton Cent. (OP)						
9	Bluebell	Highland						
10	Bluebell	Knox						
11	Bluebell	Pidgeon						
12	Boardman	Nevada						
13	Boardman	Riverbend						
14	Boardman	Shenango (Oh)						
15	Brookside	Cloverdale						
16	Brookside	Leaside						
17	Brookside	Longview, West						
18	Brookside	Wellington						
19	Burger	Brookside						
20	Burger	Cloverdale No.1						
21	Burger	Cloverdale No.2						
22	Burger	Knox						
23	Burger	Longview						
24	Canton Cent. (OP)	Cloverdale						
25	Carlisle	Gates						
26	Carlisle	Johnson						
27	Carlisle	Lorain (CEI) East						
28	Carlisle	Shinrock						
29	Central	Niles						
30	Central	Packard						
31	Chamberlin	Darrow						
32	Chamberlin	Valley						
33	Clark	E. Springfield						
34	Clark	Greene						
35	Clark	Urbana						
36					TOTAL	550.23	156.50	2

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	66,748		66,748					1
	43,829		43,829					2
	292,919		292,919					3
954ACSR		204,637	204,637					4
954ACSR								5
	433,001		433,001					6
	13,956		13,956					7
	135,464	639,925	775,389					8
	12,494		12,494					9
	28,507		28,507					10
	139,195		139,195					11
	13,207		13,207					12
	623,504	169,555	793,059					13
	263,278		263,278					14
	269,529	1,309,073	1,578,602					15
	150,503	382,269	532,772					16
	202,908	258,985	461,893					17
	23,460		23,460					18
	208,968		208,968					19
	375,581		375,581					20
	145,502		145,502					21
	72,278		72,278					22
	71,173		71,173					23
	93,291	213,737	307,028					24
	705,258		705,258					25
	2,095,749		2,095,749					26
	33,358		33,358					27
	215,025		215,025					28
	86,305		86,305					29
	397,263		397,263					30
	297,046		297,046					31
	1,107,408		1,107,408					32
	83,552	322,288	405,840					33
	939,593	952,719	1,892,312					34
	261,623	1,294	262,917					35
	79,056,966	53,555,551	132,612,517	78,438	589,611	1,849,915	2,517,964	36

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Cloverdale	Star						
2	Crissinger	Roberts						
3	Crissinger	Tangy						
4	Darrow	Hanna						
5	Delaware (C&SOE Co.)	Tangy						
6	East Akron	Hanna						
7	East Akron	West Ravenna						
8	E. Springfield	London						
9	E. Springfield	Tangy						
10	Edgewater	Beaver						
11	Edgewater	USS Kobe Steel						
12	Evergreen	Highland No.1						
13	Evergreen	Highland No.2						
14	Evergreen	Highland No.3						
15	Evergreen	Ivanhoe						
16	Firestone	South Akron						
17	Firestone	Urban						
18	Galion	Cardington						
19	Galion	General Motors						
20	Galion	Roberts, North						
21	Galion	Roberts, South						
22	Gates	Johnson						
23	General Motors	Highland						
24	General Motors	Longview						
25	General Motors	Newton Falls						
26	Gilchrist	South Akron						
27	Greenfield	Ford						
28	Greenfield	Lakeview						
29	Greenfield	NASA						
30	Hanna	Newton Falls						
31	Hanna	West Ravenna No.1						
32	Highland	Mahoningside						
33	Highland	Salt Springs						
34	Hunt	Hunt						
35	Ivanhoe	Mahoningside						
36					TOTAL	550.23	156.50	2

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	261,776	591,406	853,182					1
	295,427	115,261	410,688					2
	202,747	474,729	677,476					3
	557,498		557,498					4
	12,246		12,246					5
	867,292		867,292					6
	94,790		94,790					7
	452,359		452,359					8
	283,086	419,407	702,493					9
	264,814		264,814					10
	37,588		37,588					11
	3,481		3,481					12
	31,131		31,131					13
	170,521		170,521					14
	161,294		161,294					15
	79,645	61,074	140,719					16
	5,702	196,507	202,209					17
	1,023,011		1,023,011					18
	15,260	63,852	79,112					19
	72,905	690,602	763,507					20
		178,633	178,633					21
	164,739		164,739					22
	20,387		20,387					23
	89,746	146,401	236,147					24
	48,345		48,345					25
	97,053		97,053					26
	7,798		7,798					27
	122,716		122,716					28
	28,004		28,004					29
	209,299		209,299					30
	238,248		238,248					31
	137,670		137,670					32
	58,525	256,365	314,890					33
	26,950		26,950					34
	101,267		101,267					35
	79,056,966	53,555,551	132,612,517	78,438	589,611	1,849,915	2,517,964	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	On Structures of Another Line (g)	Number Of Circuits (h)
1	Ivanhoe	Packard						
2	Johnson	Lorain						
3	Johnson	USS Kobe Steel						
4	Kirby	Roberts						
5	Kirby	Tangy						
6	Lakeview	Ottawa						
7	Lincoln Park	Lowellville						
8	Lincoln Park	Masury						
9	Longview	Empire Steel						
10	Masury	Crossland (Oh)						
11	Masury	Maysville (Oh)						
12	Masury	Salt Springs						
13	Masury	Shenango (Oh)						
14	Niles	Bluebell						
15	Niles	Evergreen						
16	Niles	Salt Springs						
17	Pleasant Valley	W. Akron, West						
18	Riverbend	Salt Springs						
19	Sammis	Boardman						
20	Sammis	East Akron						
21	Sammis	Lowellville						
22	Sammis	Pidgeon						
23	South Akron	Dale						
24	Star	Urban						
25	Star	West Akron						
26	Star	West Medina						
27	West Akron	Aetna						
28	West Akron	West Medina No.1						
29	Expenses for 138 KV Lines							
30	TOTAL 138 KV Lines					0.31		2
31								
32	69 KV Trans. Lines							
33	34.5 KV Trans. Lines				Various	171.76	9.51	
34	23 KV Trans. Lines				Various	378.16	146.99	
35								
36					TOTAL	550.23	156.50	2

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
(i)	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	86,124		86,124					1
	120,188		120,188					2
	47,713		47,713					3
	527,109		527,109					4
	2,034,286		2,034,286					5
	57,125		57,125					6
	53,234		53,234					7
	131,453		131,453					8
	39,088	46,392	85,480					9
	100,064		100,064					10
	415,389		415,389					11
	96,068		96,068					12
	55,627		55,627					13
	96,530	800,830	897,360					14
	67,700		67,700					15
	74,825		74,825					16
	27,661		27,661					17
	149,123	74,022	223,145					18
	269,360		269,360					19
	620,535		620,535					20
	160,804		160,804					21
	14,829		14,829					22
	192,061		192,061					23
	267,198	416,956	684,154					24
	212,286	109,970	322,256					25
	49,238		49,238					26
	635,204	201,568	836,772					27
	4,304,670	851	4,305,521					28
				34,756	14,377		49,133	29
	28,290,149	9,663,826	37,953,975	34,756	14,377		49,133	30
								31
	17,812,834	18,117	17,830,951	34,525	260,424		294,949	32
	973,890	10,048,044	11,021,934	321	26,016		26,337	33
	2,478,084	33,825,564	36,303,648	2,251	273,292		275,543	34
								35
	79,056,966	53,555,551	132,612,517	78,438	589,611	1,849,915	2,517,964	36

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH On Structures of Another Line (g)	Number Of Circuits (h)
1	Leased Transmission Lines							
2	Avon	Beaver No.2	345.00	345.00				
3	Beaver Valley	Crescent	345.00	345.00				
4	Chamberlin	Harding	345.00	345.00				
5	Chamberlin	Mansfield	345.00	345.00				
6	Collier	Crescent	345.00	345.00				
7	Hanna	Mansfield	345.00	345.00				
8	Highland	Mansfield	345.00	345.00				
9	Inland	Harding	345.00	345.00				
10	Juniper	Hanna	345.00	345.00				
11	Mansfield	Beaver Valley	345.00	345.00				
12	Mansfield	Crescent	345.00	345.00				
13	Perry	Ashtabula	345.00	345.00				
14	Perry	Harding	345.00	345.00				
15	Perry	Inland	345.00	345.00				
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	550.23	156.50	2

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	79,056,966	53,555,551	132,612,517	78,438	589,611	1,849,915	2,517,964	36

Schedule Page: 422 Line No.: 23 Column: a

Ohio Edison Company leased various transmission line facilities associated with jointly-owned power plants to its subsidiary, Pennsylvania Power Company (PP), Duquesne Light Company (DL), Cleveland Electric Illuminating Company (CEI), and Toledo Edison Company (TE) per agreements as follows. The corresponding lease revenue represents payments received from January through August 2000. These leases ceased on September 1, 2000.

Lessee	Page 422 Line No.	Inception Date	Duration of Lease	Annual Rent
CEI,TE,DL,PP	2	09/01/81	540 mos.	$ 344,734
CEI,TE,DL	4	10/01/75	540 mos.	807,474
CEI,TE,DL,PP	5	09/01/80	540 mos.	707,896
CEI,TE,DL	6	12/01/70	540 mos.	38,042
CEI,TE,DL,PP	9	10/01/77	540 mos.	3,083,829
CEI,TE,DL,PP	12	06/01/77	540 mos.	810,170

Schedule Page: 422 Line No.: 23 Column: j

These land assets are leased to American Transmission System Inc. per the ground lease arrangement dated Sept. 1, 2000.

Schedule Page: 422 Line No.: 30 Column: k

These construction amounts represent fiber optic cable that is used in conjunction with the transmission line owned by ATSI. The primary function of this cable is for lighting protection with a secondary function of communication.

Schedule Page: 422 Line No.: 33 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422 Line No.: 34 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 8 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 13 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 15 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 16 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 17 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422.1 Line No.: 24 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 33 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 34 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 35 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 1 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 2 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 3 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 9 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 16 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 17 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 19 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 20 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 21 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 24 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 33 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 9 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 14 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 18 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 24 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 25 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 27 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 28 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 30 Column: j

Footnote Linked. See note on 422, Row: 23, col/item: j

Schedule Page: 422.3 Line No.: 32 Column: j

Footnote Linked. See note on 422, Row: 23, col/item: j

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422.4 Line No.: 1 Column: a

Ohio Edison Company leased various transmission line facilities associated with jointly-owned power plants from its subsidiary, Pennsylvania Power Company (PP), Duquesne Light Company (DL), Cleveland Electric Illuminating Company (CEI), and Toledo Edison Company (TE) per agreements as follows. The corresponding lease payments represent payments made from January through August 2000. These leases ceased on September 1, 2000.

Lessor	Line No.	Inception Date	Duration of Lease	Annual Rent
CEI	2	09/01/81	540 mos.	$ 65,099
DL	3	11/30/82	540 mos.	180,795
CEI	4	11/01/78	540 mos.	37,254
PP, DL	5	10/01/77	540 mos.	115,037
DL	6	01/01/83	540 mos.	141,790
PP, DL	7	09/01/80	540 mos.	148,047
PP, DL	8	06/01/77	540 mos.	143,843
CEI	9	11/18/87	540 mos.	250,969
PP	11	12/01/75	540 mos.	5,361
PP, DL	12	01/01/76	540 mos.	9,155
CEI	13	12/01/79	540 mos.	25,756
CEI	14	04/01/83	540 mos.	858,721
CEI	15	04/01/83	540 mos.	844,417

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	B. Mansfield	Shippingport, Pa.	Trans. Attended	0.02	0.35	
2	Beaver Valley #1	Shippingport, Pa.	Trans. Attended	0.02	0.35	
3	Beaver Valley #2	Shippingport, Pa.	Trans. Attended	0.02	0.35	
4	Edgewater	Lorain, Ohio	Trans. Attended	0.02	0.14	
5	Edgewater	Lorain, Ohio	Trans. Attended	0.01	0.14	
6	Edgewater	Lorain, Ohio	Trans. Attended	0.01	0.07	
7	Mad River	Clark County, Ohio	Trans. Attended	0.01	0.07	
8	Perry	Perry Twp., Ohio	Trans. Attended	0.02	0.35	
9	R.E. Burger	Belmont County, Ohio	Trans. Attended	0.01	0.14	
10	*R.E. Burger*	*Belmont County, Ohio*	*Trans. Attended*	0.02	0.14	
11	W.H. Sammis	Stratton, Ohio	Trans. Attended	0.02	0.35	
12	W.H. Sammis	Stratton, Ohio	Trans. Attended	0.02	0.35	
13	W.H. Sammis	Stratton, Ohio	Trans. Attended	0.02	0.14	
14	West Lorain	Lorain, Ohio	Trans. Attended	0.01	0.14	
15						
16	Tot. Step-Up Substations					
17						
18	Aetna	Akron, Ohio	Trans. Unattended	0.14	0.02	0.01
19	Babb	Akron, Ohio	Trans. Unattended	0.14	0.02	0.01
20	Barberton	BarbertonTwp., Ohio	Trans. Unattended	0.14	0.02	0.01
21	Bluebell	Alliance, Ohio	Trans. Unattended	0.14	0.02	
22	Boardman	Boardman, Ohio	Trans. Unattended	0.14	0.02	0.01
23	*Cloverdale*	*Massillon, Ohio*	Trans. Unattended	0.14	0.02	
24	Crissinger	Pleasant Twp., Ohio	Trans. Unattended	0.14	0.03	
25	East Akron	Akron, Ohio	Trans. Unattended	0.14	0.02	0.01
26	East Akron	Akron, Ohio	Trans. Unattended	0.14	0.02	
27	Evergreen	Warren Twp., Ohio	Trans. Unattended	0.14	0.02	0.01
28	Greenfield	Perkins Twp., Ohio	Trans. Unattended	0.14	0.03	
29	Greenfield	Perkins Twp., Ohio	Trans. Unattended	0.14	0.03	0.01
30	Ivanhoe	Warren Twp., Ohio	Trans. Unattended	0.14	0.02	0.01
31	Lakeview	Portage Twp., Ohio	Trans. Unattended	0.14	0.03	
32	Lakeview	Portage Twp., Ohio	Trans. Unattended	0.14	0.03	0.01
33	Lincoln Park	Youngstown, Ohio	Trans. Unattended	0.14	0.02	0.01
34	Longview	Mansfield, Ohio	Trans. Unattended	0.14	0.02	
35	Mahoningside	Warren, Ohio	Trans. Unattended	0.14	0.02	
36	*Masury*	*Masury, Ohio*	Trans. Unattended	0.14	0.02	
37	Newton Falls	Newton Falls, Ohio	Trans. Unattended	0.14	0.02	0.01
38	Riverbend	Youngstown, Ohio	Trans. Unattended	0.14	0.02	
39	Roberts	Marion, Ohio	Trans. Unattended	0.14	0.03	0.01
40	Salt Springs	Weathersfield Twp., Ohio	Trans. Unattended	0.14	0.02	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (i), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
1341	3	1				1
331	1	1				2
396	1					3
10	1					4
115	1					5
52	1					6
64	1					7
418	3	1				8
105	3					9
365	2					10
1476	4	2				11
350	1					12
410	2					13
130	1					14
						15
5563	25	5				16
						17
60	1					18
67	1					19
120	6					20
43	4					21
67	1					22
58	4					23
54	1					24
67	1		Synch. Condenser	1	20	25
80	4					26
67	1					27
93	2					28
33	3					29
67	1					30
79	3					31
37	1					32
127	4					33
20	1	1				34
67	1					35
80	6					36
40	1					37
67	1					38
100	3					39
67	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	South Akron	Akron, Ohio	Trans. Unattended	0.14	0.02	0.01
2	Urban	Akron, Ohio	Trans. Unattended	0.14	0.02	
3	West Ravenna	Ravenna, Ohio	Trans. Unattended	0.14	0.02	0.01
4						
5	Tot. Transmission Substations					
6						
7	Abbe	Elyria, Ohio	Dist. Unattended	0.07	0.01	
8	Acme Hill	Medina, Ohio	Dist. Unattended	0.07	0.01	
9	Adams	Norwalk, Ohio	Dist. Unattended	0.07	0.01	
10	Alta	Madison, Ohio	Dist. Unattended	0.07	0.01	
11	Andover	Andove, Ohio	Dist. Unattended	0.07	0.01	
12	Arlington	Akron, Ohio	Dist. Unattended	0.02		
13	Aurora	Aurora Twp., Ohio	Dist. Unattended	0.07	0.01	
14	Axtel	Axtel Twp., Ohio	Dist. Unattended	0.07	0.01	
15	Bancroft	Youngstown, Ohio	Dist. Unattended	0.07		
16	Baumhart	Vermilion, Ohio	Dist. Unattended	0.07	0.01	
17	Bay	Sandusky, Ohio	Dist. Unattended	0.04	0.01	
18	Bay	Sandusky, Ohio	Dist. Unattended	0.04		
19	Beechwood	Washington Twp., Ohio	Dist. Unattended	0.07	0.01	
20	Bellepoint	Osterander, Ohio	Dist. Unattended	0.07	0.01	
21	Bellevue	Bellevue, Ohio	Dist. Unattended	0.07	0.01	
22	Belmont	Youngstown, Ohio	Dist. Unattended	0.02		
23	Berlin Center	Berlin Center,Ohio	Dist. Unattended	0.07	0.01	
24	Bexley	Marion, Ohio	Dist. Unattended	0.04	0.01	
25	Big Island	Sandusky, Ohio	Dist. Unattended	0.04	0.01	
26	Big Island	Sandusky, Ohio	Dist. Unattended	0.04		
27	Bingham Road	Edison, Ohio	Dist. Unattended	0.07	0.01	
28	Bloomfield	N. Bloomfield, Ohio	Dist. Unattended	0.07	0.01	
29	Boardman	Boardman Twp., Ohio	Dist. Unattended	0.14	0.01	
30	Bogart	Huron Twp., Ohio	Dist. Unattended	0.07	0.01	
31	Bowman	Mansfield, Ohio	Dist. Unattended	0.07	0.01	
32	Brady	Franklin Twp., Ohio	Dist. Unattended	0.14	0.01	
33	Bridge	Warren, Ohio	Dist. Unattended	0.14	0.01	
34	Brimfield	Brimfield, Ohio	Dist. Unattended	0.07	0.01	
35	Brookfield	Brookfield, Ohio	Dist. Unattended	0.07		
36	Brunswick	Brunswick, Ohio	Dist. Unattended	0.14	0.01	
37	Burton	Warren, Ohio	Dist. Unattended	0.07	0.01	
38	Camp Street	Akron, Ohio	Dist. Unattended	0.02	0.01	
39	Campbellsport	Rootstown, Ohio	Dist. Unattended	0.07	0.01	
40	Canfield	Canfield, Ohio	Dist. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
120	2		Synch. Condenser	1	20	1
67	1					2
40	1					3
						4
1787	56	1		2	40	5
						6
22	1					7
11	1					8
33	2					9
22	1					10
14	2					11
13	2					12
18	2					13
25	2					14
12	2					15
24	1					16
6	1					17
14	1	1				18
22	1					19
11	1					20
14	1					21
25	2					22
11	1					23
25	2					24
9	1					25
7	1					26
11	1					27
11	2					28
44	2					29
33	2					30
28	2					31
22	1					32
45	2					33
21	4					34
10	1					35
60	2					36
22	1					37
20	3					38
33	2					39
22	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Capel	Grafton Twp., Ohio	Dist. Unattended	0.07	0.01	
2	Carmont	Massillon, Ohio	Dist. Unattended	0.07	0.01	
3	Carroll Street	Akron, Ohio	Dist. Unattended	0.02		
4	Case	Twinsburg, Ohio	Dist. Unattended	0.07	0.01	
5	Castalia	Castalia, Ohio	Dist. Unattended	0.07	0.01	
6	Cedar Point	Sandusky, Ohio	Dist. Unattended	0.03	0.01	
7	Charity Rotch	Massillon, Ohio	Dist. Unattended	0.07		
8	Chillicothe	Aurora, Ohio	Dist. Unattended	0.07	0.01	
9	Chittenden	Boston Heights, Ohio	Dist. Unattended	0.07	0.01	
10	Churchill	Youngstown, Ohio	Dist. Unattended	0.07	0.01	
11	Claremont	Ashland, Ohio	Dist. Unattended	0.07		
12	Clayben	Springfield Twp., Ohio	Dist. Unattended	0.14	0.01	
13	Clifton	Boardman Twp., Ohio	Dist. Unattended	0.02		
14	Cline	Mansfield, Ohio	Dist. Unattended	0.07		
15	Clinton	Franklin Twp., Ohio	Dist. Unattended	0.07	0.01	
16	Columbia	Columbia, Ohio	Dist. Unattended	0.07	0.01	
17	Columbiana	Columbiana,Ohio	Dist. Unattended	0.07		
18	Columbus Rd.	Springfield, Ohio	Dist. Unattended	0.07	0.01	
19	Commerce	Jackson Twp., Ohio	Dist. Unattended	0.14	0.01	
20	Cook	Washington Twp., Ohio	Dist. Unattended	0.07	0.01	
21	Copley	Copley Twp., Ohio	Dist. Unattended	0.02	0.01	
22	Cornersburg	Cornersburg, Ohio	Dist. Unattended	0.07	0.01	
23	Cortland	Bazetta Twp., Ohio	Dist. Unattended	0.14	0.01	
24	Coventry	Barberton, Ohio	Dist. Unattended	0.02	0.01	
25	Covert	Cedar Point, Ohio	Dist. Unattended	0.07	0.01	
26	Crestline	Crestline, Ohio	Dist. Unattended	0.07	0.01	
27	Dalton	Dalton, Ohio	Dist. Unattended	0.07	0.01	
28	Darby	Darby Twp., Ohio	Dist. Unattended	0.07	0.01	
29	Deer	Union Twp., Ohio	Dist. Unattended	0.07	0.01	
30	Dell	Montgomery Twp., Ohio	Dist. Unattended	0.07	0.01	
31	Dillworth	Farmdale, Ohio	Dist. Unattended	0.07	0.01	
32	Dobbins	Poland Twp., Ohio	Dist. Unattended	0.14	0.01	
33	Dual Rail	Marion. Ohio	Dist. Unattended	0.14	0.03	
34	Dublin	Massillon, Ohio	Dist. Unattended	0.07	0.01	
35	East Akron	Akron, Ohio	Dist. Unattended	0.14	0.01	
36	Eastside	Springfield, Ohio	Dist. Unattended	0.07	0.01	
37	Elm	Bazetta Twp., Ohio	Dist. Unattended	0.14	0.01	
38	Elmwood	Springfield, Ohio	Dist. Unattended	0.07	0.01	
39	Elmwood	Springfield, Ohio	Dist. Unattended	0.07		
40	Ely	Elyria, Ohio	Dist. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
14	1					1
22	1					2
13	4					3
22	1					4
10	2					5
10	1					6
11	1					7
20	1					8
11	1					9
26	2					10
11	1					11
30	1					12
13	2					13
13	2					14
22	1					15
14	1					16
10	2					17
25	2					18
20	1					19
23	2					20
11	2					21
30	3					22
22	1					23
14	2					24
25	2					25
11	1					26
11	1					27
14	1					28
14	1					29
22	1					30
11	1					31
25	2					32
22	1					33
11	1					34
30	1					35
28	2					36
22	1					37
9	1					38
6	1					39
14	1					40

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Enon	Mad River Twp., Ohio	Dist. Unattended	0.07	0.01	
2	Evans	Akron, Ohio	Dist. Unattended	0.14	0.02	
3	Fairview	Milton Twp., Ohio	Dist. Unattended	0.07	0.01	
4	Ferncliff	Springfield, Ohio	Dist. Unattended	0.07	0.01	
5	Fifth Street	Mansfield, Ohio	Dist. Unattended	0.07		
6	First Avenue	Mansfield, Ohio	Dist. Unattended	0.07		
7	Freedom	Freedom Twp., Ohio	Dist. Unattended	0.07	0.01	
8	Garden	Warren, Ohio	Dist. Unattended	0.07	0.01	
9	Garrettsville	Garrettsville, Ohio	Dist. Unattended	0.07	0.01	
10	Gates	Elyria, Ohio	Dist. Unattended	0.14	0.01	
11	Geauga	Twinsburg, Ohio	Dist. Unattended	0.07	0.01	
12	Gibson	Youngstown, Ohio	Dist. Unattended	0.02		
13	Gilchrist	Akron, Ohio	Dist. Unattended	0.14	0.01	
14	Granger	Grange Twp., Ohio	Dist. Unattended	0.14	0.01	
15	Greenfield	Perkins Twp., Ohio	Dist. Unattended	0.14	0.01	
16	Greentown	Lake Twp., Ohio	Dist. Unattended	0.07	0.01	
17	Hale	Ashland, Ohio	Dist. Unattended	0.07		
18	Harkness	Bellevue, Ohio	Dist. Unattended	0.07		
19	Hartville	Hartville, Ohio	Dist. Unattended	0.07	0.01	
20	High Street	Akron, Ohio	Dist. Unattended	0.02		
21	Hills	Sagamore Hills, Ohio	Dist. Unattended	0.07	0.01	
22	Hitchcock	Boardman Twp., Ohio	Dist. Unattended	0.07	0.01	
23	Hitchcock	Boardman Twp., Ohio	Dist. Unattended	0.07		
24	Home Avenue	Akron, Ohio	Dist. Unattended	0.02		
25	Huron	Huron, Ohio	Dist. Unattended	0.07	0.01	
26	Indianola	Youngstown, Ohio	Dist. Unattended	0.02		
27	Ira	Northampton Twp., Ohio	Dist. Unattended	0.14	0.01	
28	Jackson Lane	Perry Twp., Ohio	Dist. Unattended	0.07	0.01	
29	Johnson's Cnrs.	Barberton, Ohio	Dist. Unattended	0.02	0.01	
30	Keeney	Akron, Ohio	Dist. Unattended	0.02		
31	Kent	Kent, Ohio	Dist. Unattended	0.07	0.01	
32	Kimberly	Austintown Twp., Ohio	Dist. Unattended	0.07	0.01	
33	Krumroy	Krumroy, Ohio	Dist. Unattended	0.02	0.01	
34	Lakemore	Springfield Twp., Ohio	Dist. Unattended	0.14	0.01	
35	Leader Street	Marion, Ohio	Dist. Unattended	0.04	0.01	
36	Leader Street	Marion, Ohio	Dist. Unattended	0.04		
37	Leavittsburg	Leavittsburg, Ohio	Dist. Unattended	0.07	0.01	
38	Leffels Lane	Mad River Twp., Ohio	Dist. Unattended	0.07	0.01	
39	Lehigh	Lorain, Ohio	Dist. Unattended	0.07		
40	Lexington	Lexington Twp., Ohio	Dist. Unattended	0.07	0.01	

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
21	2					1
94	2					2
11	1					3
14	1					4
21	2					5
11	1					6
14	1					7
14	1					8
11	1					9
56	2					10
22	1					11
11	2					12
22	1					13
22	1					14
22	1					15
21	2					16
11	1					17
11	1					18
21	2					19
12	2					20
14	1					21
14	1					22
7	1					23
14	2					24
14	1					25
18	2					26
17	1					27
36	2					28
14	2					29
20	3					30
28	2					31
28	2					32
26	3					33
22	1					34
14	1					35
7	1					36
21	2					37
28	2					38
13	2					39
10	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Lisbon	Lisbon, Ohio	Dist. Unattended	0.07	0.01	
2	London	London, Ohio	Dist. Unattended	0.14	0.01	
3	Lowellville	Lowellville, Ohio	Dist. Unattended	0.07	0.02	
4	Lynchburg	West Twp., Ohio	Dist. Unattended	0.07	0.01	
5	Macedonia	Macedonia, Ohio	Dist. Unattended	0.07	0.01	
6	Madison	Madison Twp., Ohio	Dist. Unattended	0.14	0.01	
7	Mad River	Springfield, Ohio	Dist. Unattended	0.07	0.01	
8	Mantua	Mantua Twp., Ohio	Dist. Unattended	0.07	0.01	
9	Martin	Barberton, Ohio	Dist. Unattended	0.07	0.01	
10	McKnights	Springfield Twp., Ohio	Dist. Unattended	0.07	0.01	
11	Medina	Medina, Ohio	Dist. Unattended	0.07	0.01	
12	Medway	Bethel Twp., Ohio	Dist. Unattended	0.07	0.01	
13	Mill	N. Ridgeville, Ohio	Dist. Unattended	0.07	0.01	
14	Mill Creek	Ostander, Ohio	Dist. Unattended	0.14	0.01	
15	Milton Lake	Milton Lake, Ohio	Dist. Unattended	0.07	0.01	
16	Moore	Akron, Ohio	Dist. Unattended	0.14	0.01	
17	Moorefield	Moorefield Twp., Ohio	Dist. Unattended	0.07	0.01	
18	Morgan	Akron, Ohio	Dist. Unattended	0.02		
19	Murray	Elyria, Ohio	Dist. Unattended	0.14	0.01	
20	Navarre	Navarre, Ohio	Dist. Unattended	0.07	0.01	
21	Nevada	Boardman Twp., Ohio	Dist. Unattended	0.07	0.01	
22	Nimisila	Franklin Twp., Ohio	Dist. Unattended	0.07	0.01	
23	Noble	Akron, Ohio	Dist. Unattended	0.02		
24	North Hampton	Hampton Pike Twp., Ohio	Dist. Unattended	0.07	0.01	
25	Oakwood	Lorain, Ohio	Dist. Unattended	0.07		
26	Ontario	Mansfield, Ohio	Dist. Unattended	0.14	0.01	
27	Ordnance	Clandon Twp., Ohio	Dist. Unattended	0.04	0.01	
28	Osage	Akron, Ohio	Dist. Unattended	0.02		
29	Page	Streetsboro, Ohio	Dist. Unattended	0.07	0.01	
30	Park	Marion, Ohio	Dist. Unattended	0.04	0.01	
31	Petersburg	Springfield Twp., Ohio	Dist. Unattended	0.07		
32	Pidgeon	Perry Twp., Ohio	Dist. Unattended	0.14	0.01	
33	Pine	Akron, Ohio	Dist. Unattended	0.14	0.01	
34	Plattsburg	Harmony Twp., Ohio	Dist. Unattended	0.07	0.01	
35	Polk	Ashland, Ohio	Dist. Unattended	0.07	0.01	
36	Portage Lakes	Portage Lakes, Ohio	Dist. Unattended	0.07	0.01	
37	Quarry	Perkins Twp., Ohio	Dist. Unattended	0.07	0.01	
38	Randolph	Atwater Twp., Ohio	Dist. Unattended	0.07	0.01	
39	Ravenna	Ravenna, Ohio	Dist. Unattended	0.07		
40	Rayls	Greens Camp Twp., Ohio	Dist. Unattended	0.03	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1					1
22	1					2
53	4					3
14	1					4
33	2					5
22	1					6
22	1					7
17	2					8
28	2					9
29	3					10
35	3					11
10	1					12
22	1					13
14	1					14
11	1					15
20	1					16
25	2					17
13	2					18
28	2					19
14	1					20
47	3					21
21	2					22
13	2					23
14	1					24
11	1					25
28	2					26
13	2					27
14	2					28
45	2					29
28	2					30
11	1					31
42	2					32
58	3					33
11	1					34
11	1					35
28	2					36
22	1					37
14	1					38
13	2					39
11	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Redman	Elyria, Ohio	Dist. Unattended	0.07		
2	Richville	Perry Twp., Ohio	Dist. Unattended	0.07	0.01	
3	Ridgewood	Springfield, Ohio	Dist. Unattended	0.07	0.01	
4	Rittman	Rittman, Ohio	Dist. Unattended	0.07	0.01	
5	Rockaway	Springfield, Ohio	Dist. Unattended	0.07	0.01	
6	Rockhill	Alliance, Ohio	Dist. Unattended	0.07		
7	Rona	Bath Twp., Ohio	Dist. Unattended	0.07	0.01	
8	Rosemont	Bath Twp., Ohio	Dist. Unattended	0.14	0.01	
9	Ross	Wooster, Ohio	Dist. Unattended	0.02	0.01	
10	Ryan	Medina, Ohio	Dist. Unattended	0.14	0.01	
11	Salem	Salem, Ohio	Dist. Unattended	0.07	0.01	
12	Salem	Salem, Ohio	Dist. Unattended	0.07		
13	Sauer	Norwalk, Ohio	Dist. Unattended	0.07	0.01	
14	Shawville	Ridgeville Twp., Ohio	Dist. Unattended	0.07	0.01	
15	Sheffield	Sheffield Lake, Ohio	Dist. Unattended	0.07	0.01	
16	Sixth Street	Mansfield, Ohio	Dist. Unattended	0.07		
17	South Akron	Akron, Ohio	Dist. Unattended	0.02		
18	South Amherst	Amherst Twp., Ohio	Dist. Unattended	0.07	0.01	
19	Southeast	Alliance, Ohio	Dist. Unattended	0.07	0.01	
20	Southington	Southington Twp., Ohio	Dist. Unattended	0.07	0.01	
21	Spring Valley	Elyria, Ohio	Dist. Unattended	0.07	0.01	
22	Stoner	Akron, Ohio	Dist. Unattended	0.02		
23	Stoney	Hinckley Twp., Ohio	Dist. Unattended	0.14	0.01	
24	Stow	Stow, Ohio	Dist. Unattended	0.07	0.01	
25	Streetsboro	Streetsboro, Ohio	Dist. Unattended	0.07	0.01	
26	Strobel	Massillon, Ohio	Dist. Unattended	0.07	0.01	
27	Sumner	Akron, Ohio	Dist. Unattended	0.07	0.01	
28	Sweitzer	Akron, Ohio	Dist. Unattended	0.02		
29	Tallmadge	Tallmadge, Ohio	Dist. Unattended	0.02	0.01	
30	Terex	Hudson, Ohio	Dist. Unattended	0.14	0.01	
31	Thornton	Akron, Ohio	Dist. Unattended	0.02		
32	Tiger	Massillon, Ohio	Dist. Unattended	0.07	0.01	
33	Titus	Springfield Twp., Ohio	Dist. Unattended	0.07	0.01	
34	Tod	Lordstown Twp., Ohio	Dist. Unattended	0.14	0.01	
35	Treat	Aurora, Ohio	Dist. Unattended	0.07	0.01	
36	Trimble Rd.	Mansfield, Ohio	Dist. Unattended	0.07	0.01	
37	Tusc	Norton, Ohio	Dist. Unattended	0.14	0.01	
38	Twinsburg	Twinsburg, Ohio	Dist. Unattended	0.07	0.01	
39	Valley	Springfield, Ohio	Dist. Unattended	0.07	0.01	
40	Vienna	Vienna, Ohio	Dist. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
11	2					1
14	1					2
28	2					3
20	2					4
10	1					5
10	2					6
10	1					7
20	1					8
16	2					9
30	1					10
13	3					11
5	1					12
11	1					13
39	3					14
25	2					15
11	1					16
29	3					17
14	1					18
17	1					19
11	1					20
23	2					21
14	3					22
30	1					23
50	3					24
21	2					25
33	2					26
25	2					27
11	2					28
21	2					29
50	2					30
14	2					31
36	2					32
22	1					33
16	2					34
22	1					35
16	2					36
60	2					37
15	2					38
28	2					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Villa	Moorefield Twp., Ohio	Dist. Unattended	0.07	0.01	
2	Vincent	Sheffield Twp., Ohio	Dist. Unattended	0.07	0.01	
3	Wakeman	Wakeman Twp., Ohio	Dist. Unattended	0.07	0.01	
4	Washington	Lorain, Ohio	Dist. Unattended	0.07	0.01	
5	West Akron	Bath Twp., Ohio	Dist. Unattended	0.14	0.01	
6	West Medina	Medina, Ohio	Dist. Unattended	0.14	0.01	
7	West Richfield	Richfield, Ohio	Dist. Unattended	0.07	0.01	
8	Westville	Knox Twp., Ohio	Dist. Unattended	0.07	0.01	
9	Wickliffe (New)	Austintown Twp., Ohio	Dist. Unattended	0.14	0.02	
10	Wickliffe	Austintown Twp., Ohio	Dist. Unattended	0.07		
11	Willow Creek	Black River Twp., Ohio	Dist. Unattended	0.07	0.01	
12	Wilmer	Sandusky, Ohio	Dist. Unattended	0.07	0.01	
13	Winckles	Elyria, Ohio	Dist. Unattended	0.07		
14	Wirt Street	Youngstown, Ohio	Dist. Unattended	0.02		
15	Wood Street	Youngstown, Ohio	Dist. Unattended	0.02		
16	Woodford Ave.	Elyria, Ohio	Dist. Unattended	0.07	0.01	
17	Wyoga	Northampton	Dist. Unattended	0.07	0.01	
18	Zane	East Palestine, Ohio	Dist. Unattended	0.07	0.01	
19	Zedaker	Youngstown, Ohio	Dist. Unattended	0.07		
20						
21	Tot. Distribution Substations - 10,000 kva & Over					
22						
23	Distribution Substations - Under 10,000 kva					
24						
25	02 Substation(s)		Dist. Unattended	0.14	0.01	
26	01 Substation(s)		Dist. Unattended	0.07	0.03	
27	24 Substation(s)		Dist. Unattended	0.07	0.01	
28	17 Substation(s)		Dist. Unattended	0.07		
29	02 Substation(s)		Dist. Unattended	0.03	0.01	
30	08 Substation(s)		Dist. Unattended	0.03		
31	04 Substation(s)		Dist. Unattended	0.02	0.01	
32	31 Substation(s)		Dist. Unattended	0.02		
33	01 Substation(s)		Dist. Unattended	0.01		
34						
35	Tot. Distribution Substations					
36						
37	Tot. Transmission and Distribution Substations					
38						
39	Tot. All Substations					
40						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Number of Units (j)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Total Capacity (In MVa) (k)	Line No.
22	1					1
14	1					2
11	1					3
28	2					4
74	3					5
22	1					6
11	1					7
14	1					8
47	1					9
10	2					10
28	2					11
14	1					12
19	2					13
13	2					14
13	4					15
14	1					16
14	1					17
11	1					18
17	2					19
						20
4381	340	1				21
						22
						23
						24
15	2	2				25
5	1					26
149	27					27
91	17					28
14	2					29
45	8					30
53	6					31
180	44					32
8	1					33
						34
4941	448	3				35
						36
6728	504	4		2	40	37
						38
12291	529	9		2	40	39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426 Line No.: 16 Column: f

Ohio Edison Company (OE) shares ownership of certain substation structures and equipment serving jointly owned power plants with its subsidiary, Pennsylvania Power Company (PP), Cleveland Electric Illuminating Company (CEI) and Toledo Edison Company (TE) as follows:

Plant	Line	OE%	PP%	CEI%	TE%
B Mansfield #1	1	60.00	33.50	6.50	-
B Mansfield #2	1	43.06	9.36	30.28	17.30
B Mansfield #3	1	49.34	6.28	24.47	19.91
Beaver Valley #1	2	35.00	65.00	-	-
Beaver Valley #2	3	41.88	13.74	24.47	19.91
Edgewater	6	86.00	14.00	-	-
Mad River	7	85.60	14.40	-	-
Perry	8	30.00	5.24	44.85	19.91
W. H. Sammis #7	12	48.00	20.80	31.20	-

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	1,021,743	286,014	10,244
2	Additions During Year			
3	Purchases	33,104	7,052	353
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	33,104	7,052	353
6	Reductions During Year			
7	Retirements	13,963	1,546	41
8	Associated with Utility Plant Sold		513	64
9	TOTAL Reductions (Enter Total of lines 7 and 8)	13,963	2,059	105
10	Number at End of Year (Lines 1 + 5 - 9)	1,040,884	291,007	10,492
11	In Stock	29,945	7,073	460
12	Locked Meters on Customers' Premises	11,305		
13	Inactive Transformers on System		1,400	51
14	In Customers' Use	999,425	282,534	9,981
15	In Company's Use	209		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	1,040,884	291,007	10,492

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 14 Column: b

The "In Customer Use" data was adjusted in order to reconcile the total meters with the meters purchased and retired.

Schedule Page: 429 Line No.: 14 Column: c

The "In Customer Use" data was adjusted in order to reconcile total transformers with the transformers purchased and retired.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	82,226			962,466,541	962,466,541
2	Water Pollution Control Facilities	4,100	-33,096		222,582,928	222,582,928
3	Solid Waste Disposal Costs				134,341,128	134,341,128
4	Noise Abatement Equipment				1,809,636	1,809,636
5	Esthetic Costs				8,449,458	8,449,458
6	Additional Plant Capacity				8,463,744	8,463,744
7	Miscellaneous (Identify significant)				2,257,406	2,257,406
8	TOTAL (Total of lines 1 thru 7)	86,326	-33,096		1,340,370,841	1,340,370,841
9	Construction Work in Progress	18,962,702			38,550,851	38,550,851

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	36,790,182	36,790,182
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	30,608,864	30,608,864
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	11,912,476	11,912,476
6	Difference in Cost of Environmentally Clean Fuels	8,009,384	8,009,384
7	Replacement Power Costs	7,864,904	1,139,756
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	95,185,810	88,460,662

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

Engineers' cost estimates were used for those facilities where actual production costs were not available. Expenses for lines 2 through 10 are not available from the operating companies of the Beaver Valley and Perry Power Plants.

Schedule Page: 431 Line No.: 11 Column: c

See above note.

INDEX

INDEX (continued)

INDEX (continued)

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [X] Conformed Copy

G-4

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

G4

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

TO
THE PENNSYLVANIA PUBLIC UTILITY COMMISSION

Exact Legal Name of Respondent (Company)	Year of Report
Pennsylvania Power Company	Dec. 31, 2000

FERC FORM No.1 (REV. 12-98)

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules ________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Pennsylvania Power Company		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 1 East Washington Street, P.O. 891, New Castle, PA 16103		
05 Name of Contact Person Harvey L. Wagner		06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308		
08 Telephone of Contact Person, *Including Area Code* (330) 384-5296	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* / /

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Harvey L. Wagner	03 Signature /s/ Harvey L. Wagner	04 Date Signed *(Mo, Da, Yr)* 04/27/2001
02 Title Controller		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	none
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	
17	Electric Plant Held for Future Use	214	
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	none
24	Materials and Supplies	227	
25	Allowances	228-229	
26	Extraordinary Property Losses	230	none
27	Unrecovered Plant and Regulatory Study Costs	230	none
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk	252	
33	Other Paid-in Capital	253	
34	Discount on Capital Stock	254	none
35	Capital Stock Expense	254	none
36	Long-Term Debt	256-257	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	none
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	none
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	none
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	none
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	none
65	Generating Plant Statistics (Small Plants)	410-411	
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	none
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	
	Stockholders' Reports Check appropriate box: [X] Four copies will be submitted [ ] No annual report to stockholders is prepared		
	Data for the Pennsylvania Public Utility Commission		
	General Instructions	PPUC-101	
	General Information and Control over Respondent	PPUC-102	
	Coal Received During Year	PPUC-317	
	Coal Mined by Respondent or Affiliated Interests	PPUC-317	
	Generating Station Statistics	PPUC-318	
	Nuclear Power Generating Stations	PPUC-320	
	Transmission Lines	PPUC-321	
	Distribution Meters and Line Transformers	PPUC-322	
	Load Statistics During Hour of Peak Sales to Ultimate Customers During Year	PPUC-323	
	Generating Station Statistics - Jointly Owned or Operated	PPUC-324	
	Construction Overheads	PPUC-701	
	General Description of Construction Overhead Procedure	PPUC-701	
	Miscellaneous General Expenses	PPUC-702	
	Employee and Payroll Statistics	PPUC-703	
	Classification of Customers, Units Sold and Operating Revenues by Tariff Schedules	PPUC-704	
	Territory Chartered and Served	PPUC-705	
	Verification	PPUC-706	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Pennsylvania
May 31, 1930

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Pennsylvania

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

Pennsylvania Power Company is a wholly owned subsidiary of Ohio Edison Company, a regulated electric utility company. Ohio Edison Company is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	Chairman of the Board	H. P. Burg	[redacted]
2	President	[redacted]	
3	President	[redacted]	
4	Executive Vice President and General Counsel	[redacted]	
5	Vice President and General Counsel	[redacted]	This data has been purposely omitted herefrom
6	Vice President	J. A. Gill	
7	Vice President	E. T. Carey	
8	Vice President	A. R. Garfield	
9	Vice President and Chief Financial Officer	R. H. Marsh	
10	Vice President	G. L. Pipitone	
11	Vice President	S. F. Szwed	
12	Controller	H. L. Wagner	
13	Corporate Secretary	N. C. Ashcom	
14	Treasurer	T. C. Navin	
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
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39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp. (parent company of Ohio Edison Company). This footnote pertains to all amounts shown in column (c) except for lines 2 and 3 who are only employees of Pennsylvania Power Company.

Schedule Page: 104 Line No.: 2 Column: b

Resigned as President on 4/28/00.

Schedule Page: 104 Line No.: 3 Column: b

Elected President on 4/28/00.

Schedule Page: 104 Line No.: 4 Column: b

Resigned as Executive Vice President and General Counsel effective midnight 1/31/00.

Schedule Page: 104 Line No.: 5 Column: b

Elected Vice President and General Counsel on 2/1/00.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	H. Peter Burg	FirstEnergy Corp.
2	Chairman of the Board	76 South Main Street, Akron, OH 44308
3		
4	Anthony J. Alexander	FirstEnergy Corp.
5		76 South Main Street, Akron, OH 44308
6		
7	Richard H. Marsh	FirstEnergy Corp.
8	Vice President and Chief Financial Officer	76 South Main Street, Akron, OH 44308
9		
10		
11		
12		
13	Note: No Executive Committee has been appointed or elected.	
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
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31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The Company did not close the stock book in 2000.	Total: 6,29[illegible]00 By Proxy: 6,29[illegible]000	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, OH 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES — Number of Votes as of (date): 12/31/2000 — Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	6,290,000	6,290,000		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	6,290,000	6,290,000		
7	Ohio Edison Company (100%)				
8	76 South Main Street				
9	Akron, OH 44308				
10					
11					
12					
13					
14					
15					
16					
17					
18					

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 4 Column: d

3. In the event of accumulation of dividends in arrears equal to four quarterly dividends, the preferred stock, voting as a class shall be entitled to elect a majority of the Board of Directors and in all matters shall be entitled to one vote per share, such voting rights to cease when all dividends in arrears have been paid.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of Ohio Edison Company (Edison), and GPU,Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Edison is the parent company of Pennsylvania Power Company (Company). Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. None

5. On October 27, 1999, the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Company, Edison, The Cleveland Electric Illuminating Company and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, American Transmission Systems, Inc. (ATSI). On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltage of 345 Kv, 138 Kv and 69Kv were sold to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. See Notes 5 and 6 of Notes to Balance Sheet on pages 123.1 and 123.2 and pages 256 and 257 of this report and footnotes thereof.

7. None

8. The Company granted wage increases to employees represented by unions which provided for adjustments in hourly rates in 2000. These increases plus changes in wages of supervisory, administrative and professional employees resulted in an annual wage increase of approximately $1,518,138.

9. In 1999 and 2000, the U.S. Environmental Protection Agency issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and Edison in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

10. None

11.

12. None

Name of Respondent Pennsylvania Power Company (PPUC)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	598,570,681	574,729,927
3	Construction Work in Progress (107)	200-201	18,557,920	20,800,399
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		617,128,601	595,530,326
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	215,248,509	245,956,647
6	Net Utility Plant (Enter Total of line 4 less 5)		401,880,092	349,573,679
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	31,511,503	34,755,360
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		31,511,503	34,755,360
10	Net Utility Plant (Enter Total of lines 6 and 9)		433,391,595	384,329,039
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	3,243,112	637,468
15	(Less) Accum. Prov. for Depr. and Amort. (122)		672,952	20,692
16	Investments in Associated Companies (123)		0	33,898,641
17	Investment in Subsidiary Companies (123.1)	224-225	0	0
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		15,788,943	19,324,791
21	Special Funds (125-128)		111,718,688	119,140,078
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		130,077,791	172,980,286
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		-2,659,122	3,454,809
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		24,073	20,523
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		50,038	22,929
29	Customer Accounts Receivable (142)		22,519,409	24,400,735
30	Other Accounts Receivable (143)		8,662,458	8,222,163
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		3,537,496	628,129
32	Notes Receivable from Associated Companies (145)		15,422,998	40,945,556
33	Accounts Receivable from Assoc. Companies (146)		38,565,294	40,685,442
34	Fuel Stock (151)	227	5,818,144	1,211,056
35	Fuel Stock Expenses Undistributed (152)	227	138,933	-266,447
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	21,823,348	26,892,010
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	468,963	650,985
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	3,411,600	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		1,935,428	2,043,859
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		0	0
49	Rents Receivable (172)		87,342	445,394
50	Accrued Utility Revenues (173)		15,682,346	17,365,034
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		128,413,756	165,465,919

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		5,109,478	4,751,021
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	320,910,516	266,546,533
58	Prelim. Survey and Investigation Charges (Electric) (183)		15,010	17,032
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		308,688	477,829
61	Temporary Facilities (185)		-77,144	-2,430
62	Miscellaneous Deferred Debits (186)	233	720,919	1,018,227
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	4,277	0
65	Unamortized Loss on Reaquired Debt (189)		7,077,347	6,425,512
66	Accumulated Deferred Income Taxes (190)	234	32,584,922	34,794,254
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		366,654,013	314,027,978
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		1,058,537,155	1,036,803,222

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	188,700,000	188,700,000
3	Preferred Stock Issued (204)	250-251	54,104,900	54,104,900
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	26,940	26,940
7	Other Paid-In Capital (208-211)	253	-337,514	-337,514
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	11,217,584	25,460,938
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	0	0
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		253,711,910	267,955,264
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	127,763,000	126,789,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	154,879,470	126,679,470
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		467,373	369,927
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		282,175,097	253,098,543
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		21,820,570	18,243,703
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		932,579	913,590
27	Accumulated Provision for Pensions and Benefits (228.3)		32,303,756	36,004,719
28	Accumulated Miscellaneous Operating Provisions (228.4)		7,408,761	6,203,899
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		62,465,666	61,365,911
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		25,823,813	21,164,954
34	Notes Payable to Associated Companies (233)		0	0
35	Accounts Payable to Associated Companies (234)		26,219,752	42,292,933
36	Customer Deposits (235)		824,665	777,712
37	Taxes Accrued (236)	262-263	21,863,382	19,250,348
38	Interest Accrued (237)		6,592,255	5,971,891
39	Dividends Declared (238)		94,083	889,854
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		272,024	389,024
43	Miscellaneous Current and Accrued Liabilities (242)		15,041,819	14,171,181
44	Obligations Under Capital Leases-Current (243)		13,851,456	16,681,981
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		110,583,249	121,589,878

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		447,963	539,835
48	Accumulated Deferred Investment Tax Credits (255)	266-267	7,265,999	4,406,949
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	112,575,411	119,093,850
51	Other Regulatory Liabilities (254)	278	13,394,407	12,750,823
52	Unamortized Gain on Reaquired Debt (257)		630,130	575,542
53	Accumulated Deferred Income Taxes (281-283)	272-277	215,287,323	195,426,627
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		349,601,233	332,793,626
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		1,058,537,155	1,036,803,222

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	383,111,677	315,731,137
3	Operating Expenses			
4	Operation Expenses (401)	320-323	183,263,251	146,056,685
5	Maintenance Expenses (402)	320-323	63,354,611	24,923,854
6	Depreciation Expense (403)	336-337	12,729,536	19,030,233
7	Amort. & Depl. of Utility Plant (404-405)	336-337	113,932	140,128
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			438,483
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		47,118,200	46,577,507
12	(Less) Regulatory Credits (407.4)		643,584	692,131
13	Taxes Other Than Income Taxes (408.1)	262-263	22,075,978	27,221,677
14	Income Taxes - Federal (409.1)	262-263	25,495,408	29,709,531
15	- Other (409.1)	262-263	10,685,340	8,723,605
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	-8,255,243	-15,293,715
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	3,354,690	3,312,582
18	Investment Tax Credit Adj. - Net (411.4)	266	-3,051,231	-3,041,311
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		6,398,877	103,078
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		343,132,631	280,378,886
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		39,979,046	35,352,251

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
382,986,865	315,606,325			124,812	124,812	2
						3
183,263,251	146,056,685					4
63,354,611	24,923,854					5
12,701,974	19,002,671			27,562	27,562	6
113,932	140,128					7
						8
	438,483					9
						10
47,118,200	46,577,507					11
643,584	692,131					12
22,075,978	27,221,677					13
25,495,408	29,709,531					14
10,685,340	8,723,605					15
-8,255,243	-15,293,715					16
3,354,690	3,312,582					17
-3,051,231	-3,041,311					18
						19
						20
6,398,877	103,078					21
						22
343,105,069	280,351,324			27,562	27,562	23
39,881,796	35,255,001			97,250	97,250	24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		39,979,046	35,352,251
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		1,262,884	390,605
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		971,417	259,271
31	Revenues From Nonutility Operations (417)		150,052	261,975
32	(Less) Expenses of Nonutility Operations (417.1)		68,699	87,607
33	Nonoperating Rental Income (418)		3,512	-6,291
34	Equity in Earnings of Subsidiary Companies (418.1)	119		-3,302,020
35	Interest and Dividend Income (419)		2,796,510	2,100,135
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		500,615	510,445
38	Gain on Disposition of Property (421.1)		214,193	-2,884
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		3,887,650	-394,913
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	334,461	373,188
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		334,461	373,188
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	6,000	6,000
47	Income Taxes-Federal (409.2)	262-263	1,216,850	1,555,880
48	Income Taxes-Other (409.2)	262-263	394,291	458,047
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	-363,762	-867,723
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)			-69,322
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		1,253,379	1,082,882
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		2,299,810	-1,850,983
55	Interest Charges			
56	Interest on Long-Term Debt (427)		18,650,824	19,268,344
57	Amort. of Debt Disc. and Expense (428)		362,669	329,836
58	Amortization of Loss on Reaquired Debt (428.1)		940,539	1,069,450
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		54,588	54,856
61	Interest on Debt to Assoc. Companies (430)	340	420,118	103,669
62	Other Interest Expense (431)	340	116,942	601,059
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		1,004,714	464,226
64	Net Interest Charges (Enter Total of lines 56 thru 63)		19,431,790	20,853,276
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		22,847,066	12,647,992
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		22,847,066	12,647,992

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		11,217,584
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		22,847,066
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24	Preferred stock	238	-3,703,712
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-3,703,712
30	Dividends Declared-Common Stock (Account 438)		
31	Common stock - $.78 per share	238	-4,900,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-4,900,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		25,460,938

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		25,460,938
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		
50	Equity in Earnings for Year (Credit) (Account 418.1)		
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 118 Line No.: 24 Column: c

Preferred Stock Dividends Declared:

Series	
4.25%	$ 174,462
4.24%	169,600
4.64%	278,400
7.75%	1,937,500
7.625%	1,143,750
	$3,703,712

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	22,847,066
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	12,857,280
5	Amortization of	
6	Capital Leases	18,234,244
7		
8	Deferred Income Taxes (Net)	-11,973,695
9	Investment Tax Credit Adjustment (Net)	-3,051,231
10	Net (Increase) Decrease in Receivables	-8,484,178
11	Net (Increase) Decrease in Inventory	3,355,406
12	Net (Increase) Decrease in Allowances Inventory	-182,022
13	Net Increase (Decrease) in Payables and Accrued Expenses	11,414,322
14	Net (Increase) Decrease in Other Regulatory Assets	54,363,983
15	Net Increase (Decrease) in Other Regulatory Liabilities	-643,584
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other: Decrease in Accrued Taxes	-2,613,034
19	Decrease in Accrued Interest	-620,364
20	Increase in Pension Assets	-3,576,763
21	Miscellaneous	-5,147,327
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	86,780,103
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-32,274,558
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	2,418,827
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-29,855,731
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38	Sale of Assets to Associated Companies	67,471,941
39	Investments in and Advances to Assoc. and Subsidiary Companies	-33,898,641
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	-12,550,198
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-25,522,558
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other: Miscellaneous	10,085,295
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-24,269,892
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other: Miscellaneous	-195,471
65		
66	Net Increase in Short-Term Debt (c)	
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	-195,471
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-47,600,647
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-3,703,712
81	Dividends on Common Stock	-4,900,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-56,399,830
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	6,110,381
87		
88	Cash and Cash Equivalents at Beginning of Year	-2,635,049
89		
90	Cash and Cash Equivalents at End of Year	3,475,332

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Notes to Balance Sheet

1 - UTILITY PLANT

Utility plant reflects the original cost of construction (except for nuclear generating units which were adjusted to fair value in 1998), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs (see Note 15).

On September 1, 2000, Pennsylvania Power Company (Company) sold its transmission assets to an affiliate, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates the Company's and its affiliates' major high-voltage transmission facilities and has interconnections with other regional utilities.

2 - NUCLEAR FUEL

The Company leases all of its nuclear fuel requirements from OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Ohio Edison Company (Edison).

Minimum lease payments during the next five years are estimated to be as follows:

2001	$18,888,000
2002	12,787,000
2003	4,683,000
2004	1,720,000
2005	152,000

3 - ACCOUNTS RECEIVABLE

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

4 - LEASES

The Company leases office space and other property and equipment under cancelable and noncancelable leases.

The future minimum lease payments as of December 31, 2000, are:

	Capital Leases	Operating Leases
2001	$142,000	$ 118,000
2002	148,000	118,000
2003	111,000	118,000
2004	--	118,000
2005	--	118,000
Years thereafter	--	749,000
Total minimum lease payments	401,000	$1,339,000
Executory costs	219,000	
Net minimum lease payments	182,000	
Interest portion	12,000	
Present value of net minimum lease payments	$170,000	

5 - CAPITALIZATION

Retained Earnings --

Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $18,348,000 as of December 31, 2000.

Preferred Stock --

The Company's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

The Company's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

Long-Term Debt --

The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2000, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $974,000. The Company expects to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement. Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) during the next five years are $974,000 in 2001, $974,000 in 2002, $40,974,000 in 2003, $40,674,000 in 2004 and $974,000 in 2005.

The Company's obligations to repay certain pollution control revenue bonds are secured by a series of first mortgage bonds. The $10,300,000 pollution control revenue bond is entitled to the benefit of irrevocable bank letters of credit of $10,423,600. To the extent that drawings are made under the letters of credit to pay principal of, or interest on, the pollution control revenue bond, the Company is entitled to a credit against its obligation to repay this bond. The Company pays an annual fee of 1.25% of the amount of the letters of credit to the issuing bank and is obligated to

reimburse the bank for any drawings thereunder.

6 - SHORT-TERM BORROWINGS

The Company has a credit agreement with Edison whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement, the maximum borrowing is limited only by the availability of funds; however, the Company's borrowing under this agreement is currently limited by the Pennsylvania Public Utility Commission (PPUC) to a total of $50,000,000. Either company can terminate the agreement with six months' notice.

7 - COMMITMENTS AND CONTINGENCIES

Capital Expenditures --

The Company's current forecast reflects expenditures of approximately $153,000,000 for property additions and improvements from 2001-2005, of which approximately $28,000,000 is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $81,000,000, of which approximately $22,000,000 applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $91,000,000 and $18,000,000, respectively, as the nuclear fuel is consumed.

Nuclear Insurance --

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,500,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership interests in the Beaver Valley Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $74,000,000 per incident but not more than $8,400,000 in any one year for each incident.

The Company is also insured as to its interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $148,000,000 of insurance coverage for replacement power costs for its interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $7,400,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

Environmental Matters --

Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. Generation operations and any related additional capital expenditures for environmental compliance are the responsibility of the competitive services business unit of FirstEnergy Corp. (FirstEnergy), the parent company of Edison.

The Company is required to meet federally approved sulfur dioxide (SO_2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO_2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Company is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and Edison in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company and Edison believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

8 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Balance Sheets as of December 31, 2000 and 1999 in the 2000 Annual Report to Stockholders.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Accumulated Deferred Income Tax - Deferred Credits	$34,794,254		$32,584,922	
Accumulated Deferred Income Tax - Deferred Debits		$34,794,254		$32,584,922
To reclassify accumulated deferred income taxes.				
Accumulated Provision for -				
Injuries & Damages	913,590		932,579	
Pensions & Benefits	36,004,719		32,303,756	
DOE Decommissioning	6,203,899		7,408,761	
Deferred Credits - Other		43,122,208		40,645,096
To reclassify injuries and damages, pensions and benefits and United States Department of Energy (DOE) Decommissioning to deferred credits.				
Deferred Credits - Other	349,439		293,797	
Special Funds		349,439		293,797
To net postretirement benefit asset (Voluntary Employee Benefit Trust) with obligation.				
Long-Term Debt	974,000		29,174,000	
Currently Payable Long-Term Debt		974,000		29,174,000
To reclassify long-term debt due within one year.				

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Utility Plant				
In Service -				
Electric Plant	$ 2,971,149		$ 5,962,874	
Nuclear Fuel	26,771,187		16,682,031	
Accumulated				
Provision for				
Amortization		$29,742,336		$22,644,905
To reclassify the accumulated amortization of capital leases.				
Cash	--		3,079,502	
Accounts Payable		--		3,079,502
To reclassify negative cash balances.				
Regulatory Liabilities -				
Other	12,750,823		13,394,407	
Deferred Debits -				
Customer Receivables				
for Future Income				
Taxes		11,760,518		12,404,102
Other		990,305		990,305
To net regulatory liabilities with regulatory assets.				
Prepayments	--		272,801	
Miscellaneous Current				
and Accrued Liability		--		272,801
To reclassify miscellaneous current and accrued liability due to debit balance.				

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Cash and Cash Equivalents	$ --		$5,225,365	
Special Funds		$ --		$5,225,365

To reclassify funds held in escrow, to be used to retire debt presently classified as current maturity.

Materials and Supplies	1,106,834		821,674	
Deferred Debits - Other		1,106,834		821,674

To reclassify intangible asset relating to materials and supplies held under consignment.

Notes to Income Statement

9 - REVENUES

The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

10 - NUCLEAR FUEL

The Company amortizes the cost of nuclear fuel based on the rate of consumption.

11 - RENTAL PAYMENTS

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the two years ended December 31, 2000, are summarized as follows:

	2000	1999
Operating leases		
Interest element	$ 318,344	$ 635,750
Other	867,693	1,588,593
Capital leases		
Interest element	365,554	576,051
Other	288,610	519,534
Total rental payments	$1,840,201	$3,319,928

12 - ANNUAL REPORT TO STOCKHOLDERS

Income Statement reclassifications which have been reflected in the Company's 2000 Annual Report to Stockholders are as follows:

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Regulatory Credits	$ 643,584		$ 692,131	
Provision for Deferred Income Taxes - Operating Income	3,354,690		3,312,582	
Regulatory Debits		$3,998,274		$4,004,713

To reclassify deferred taxes related to the amortization of net regulatory assets.

13 - TRANSACTIONS WITH AFFILIATED COMPANIES

Operating revenues and operating expenses include transactions with Edison, The Cleveland Electric Illuminating Company, The Toledo Edison Company and ATSI. Operating revenue transactions with affiliates were primarily for electric sales of $57,616,465 and $12,635,538 in 2000 and 1999, respectively; Bruce Mansfield Plant administrative and general charges of $2,909,789 and $5,329,588 in 2000 and 1999, respectively; and ground lease revenues of $654,273 from ATSI which began in 2000.

Operating expense transactions with affiliates were primarily for nuclear fuel leased from OES Fuel of $20,266,126 and $8,758,952 in 2000 and 1999, respectively; purchased power of $7,111,364 and $12,884,679 in 2000 and 1999, respectively; transmission facilities rentals (including ATSI rents which began in 2000) of $5,703,240 and $1,320,310 in 2000 and 1999, respectively; and nuclear operations administrative and general charges of $14,993,203 and $2,134,526 in 2000 and 1999, respectively. The increase in 2000 nuclear administrative and general charges reflect the Company's increased nuclear assets ownership due to the exchange of certain generating assets with Duquesne Light Company (Duquesne) in 1999.

FirstEnergy provides support services at cost to the Company and other affiliated companies, for which the Company was billed $27,400,000 and $28,300,000 in 2000 and 1999, respectively.

Notes Common to Balance Sheet, Income Statement and

Statement of Cash Flows

14 - SUPPLEMENTAL CASH FLOWS INFORMATION

Cash and Cash Equivalents at December 31, 2000:

Account	Account Title	
131	Cash	$3,454,809
135	Working Funds	20,523
		$3,475,332

Operating Activities:

Interest Paid (net of amounts capitalized)	$18,803,534
Income Taxes Paid	$39,703,593

Investing Activities:

Gross Additions to Utility Plant	$32,274,558
Capital Leases - Nuclear Fuel	$21,212,490
Gross Additions (Reductions) to Nonutility Plant	$(2,418,827)

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. As of December 31, 1999, cash and cash equivalents included $5,225,365 used for the redemption of long-term debt in the first quarter of 2000. The Company reflects temporary cash investments at cost, which approximates their market value.

All borrowings with initial maturities of less than one year are defined as financial instruments under accounting principles generally accepted in the United States (GAAP) and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$253,468,470	$263,451,585	$282,642,470	$278,897,936
Preferred stock	$ 15,000,000	$ 14,587,500	$ 15,000,000	$ 14,100,000
Investments other than cash and cash equivalents	$154,541,392	$152,930,568	$107,991,345	$116,218,926

The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents consist primarily of decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. The Company has no securities held for trading purposes.

15 - REGULATORY PLAN

In December 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act," which permitted customers, including the Company's customers, to choose their electric generation supplier, while transmission and distribution services would continue to be supplied by their current providers. The phase in of customer choice was completed on January 1, 2001.

In June 1998, the PPUC authorized the Company's rate restructuring plan, which essentially resulted in the deregulation of the Company's generation business as of June 30, 1998. The Company is entitled to recover $236,000,000 of stranded costs through the competitive transition charge that began in 1999 and ends in 2006. The Company's net assets included in utility plant relating to the operations for which the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), was previously discontinued in 1998 were $91,605,236 as of December 31, 2000. All of the Company's regulatory assets continue to be recovered under provisions of the rate restructuring plan.

Under the rate restructuring plan, the Company continues to deliver power to homes and businesses through its distribution system, which remains regulated by the PPUC. The Company's rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of the Company's rates is excluded from their bill and the customers receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets.

16 - DEPRECIATION

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.6% in 2000 and 2.5% in 1999. The Company has recognized additional cumulative capital recovery of $143,000,000, as of December 31, 2000, as additional depreciation expense in accordance with its former regulatory plan.

Annual depreciation expense includes approximately $1,600,000 for future decommissioning costs applicable to the Company's ownership interest in three nuclear generating units. The Company's future decommissioning costs reflect the 1999 increase in its ownership interests related to the exchange of certain generating assets with Duquesne described in Note 13. The Company's share of the future obligation to decommission these units is approximately $314,540,000 in current dollars and (using a 4.0% escalation rate) approximately $695,214,000 in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $14,000,000 for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $7,500,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the DOE, as required by the Energy Policy Act of 1992. DOE special assessment activities during 2000 and 1999, respectively, were: Account 518 expenses: $(322,471)

and $7,079,486; payments $1,095,750 and $1,146,602; and refunds $0 for both years.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

17 - RETIREMENT BENEFITS

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the two years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394,106,439	$1,500,134,952	$ 608,426,051	$ 601,269,566
Service cost	27,421,692	28,296,067	11,349,407	9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Plan amendments	41,347,358	--	--	--
Actuarial loss (gain)	17,264,015	(155,585,368)	121,680,323	(17,583,693)
Net increase from asset swap	--	14,800,000	--	12,524,600
Voluntary early retirement program expense	23,353,000	--	--	--
Benefits paid	(102,221,644)	(95,534,268)	(35,097,490)	(37,818,560)
Benefit obligation as of December 31	1,506,055,538	1,394,106,439	752,028,957	608,426,051
Change in plan assets:				
Fair value of plan assets as of January 1	1,807,458,798	1,682,987,392	4,917,191	3,906,528
Actual return on plan assets	768,878	220,005,674	(178,534)	621,633
Company contribution	--	--	18,344,187	402,444
Benefits paid	(102,221,644)	(95,534,268)	--	--
Administrative expenses	--	--	(42,480)	(13,414)
Fair value of plan assets as of December 31	1,706,006,032	1,807,458,798	23,040,364	4,917,191
Funded status of plan	199,950,494	413,352,359	(728,988,593)	(603,508,860)
Unrecognized actuarial loss (gain)	(90,915,998)	(303,535,599)	147,307,299	24,881,450
Unrecognized prior service cost	93,063,964	57,382,039	20,909,717	24,158,510
Unrecognized net transition obligation (asset)	(2,106,408)	(10,051,160)	110,841,109	120,077,867
Prepaid (accrued) benefit cost	$ 199,992,052	$ 157,147,639	$(449,930,468)	$(434,391,033)
Company's share of prepaid (accrued) benefit costs	$ 21,074,393	$ 13,837,630	$ (35,143,044)	$ (31,707,916)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

FirstEnergy's net pension and other postretirement benefit costs for the two years ended December 31, 2000 were computed as follows:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Service cost	$ 27,421,692	$ 28,296,067	$11,349,407	$ 9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Expected return on plan assets	(180,918,929)	(168,056,403)	(524,512)	(400,419)
Amortization of transition obligation (asset)	(7,944,752)	(7,944,752)	9,236,758	9,236,758
Amortization of prior service cost	5,665,433	5,665,433	3,248,793	3,248,793
Recognized net actuarial gain	(9,095,535)	--	--	--
Voluntary early retirement program expense	17,243,000	--	--	--
Net benefit cost	$ (42,844,413)	$ (40,044,599)	$68,981,112	$62,119,270
Company's share of total plan costs	$ (3,576,763)	$ (4,805,352)	$ 7,496,867	$ 7,454,312

The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0%-5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7,493,646 and the postretirement benefit obligation by $94,415,205. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8,541,955 and the postretirement benefit obligation by $111,015,529.

18 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements were prepared in accordance with the accounting requirements set forth in the Uniform System of Accounts and published accounting releases of the Federal Energy Regulatory Commission, which is a comprehensive basis of accounting other than GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	531,462,155	531,462,155
4	Property Under Capital Leases	140,041	140,041
5	Plant Purchased or Sold	58,461	58,461
6	Completed Construction not Classified	40,204,821	40,204,821
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	571,865,478	571,865,478
9	Leased to Others	993,057	993,057
10	Held for Future Use	1,871,392	1,871,392
11	Construction Work in Progress	20,800,399	20,800,399
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	595,530,326	595,530,326
14	Accum Prov for Depr, Amort, & Depl	245,956,647	245,956,647
15	Net Utility Plant (13 less 14)	349,573,679	349,573,679
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	244,237,500	244,237,500
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	1,559,777	1,559,777
22	Total In Service (18 thru 21)	245,797,277	245,797,277
23	Leased to Others		
24	Depreciation	159,370	159,370
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)	159,370	159,370
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	245,956,647	245,956,647

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	31,511,503	21,212,490
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	31,511,503	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No.
[redacted]			1
[redacted]			2
[redacted]			3
[redacted]			4
[redacted]			5
[redacted]	[redacted]		6
[redacted]	[redacted]		7
			8
			9
[redacted]	[redacted]		10
			11
17,968,633		34,755,360	12
			13
[redacted]	[redacted]	34,755,360	14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202 Line No.: 14 Column: f

Quantities of net unamortized leased fuel at December 31, 2000 were as follows:

Lbs U308	0
Kgs UF6	3,321
Enriched U-Kgs(estimated)	2,861
Fabricated U-Kgs(estimated)	26,767

During 2000, the company consumed 56,757,170 MMBTU's of leased nuclear fuel.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	22,834	
3	(302) Franchises and Consents	64,241	
4	(303) Miscellaneous Intangible Plant	3,794,306	1,035,735
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	3,881,381	1,035,735
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	1,036,290	
9	(311) Structures and Improvements	19,684,761	-22
10	(312) Boiler Plant Equipment	93,487,316	9,251,022
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	18,823,554	-12,402
13	(315) Accessory Electric Equipment	13,723,847	
14	(316) Misc. Power Plant Equipment	2,113,176	-13,999
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	148,868,944	9,224,599
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements	3,877,412	373,031
19	(322) Reactor Plant Equipment	6,888,931	4,326,252
20	(323) Turbogenerator Units	1,949,435	1,247,284
21	(324) Accessory Electric Equipment	1,551,412	95,037
22	(325) Misc. Power Plant Equipment	2,166,868	2,840,623
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	16,434,058	8,882,227
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements	64,917	
36	(342) Fuel Holders, Products, and Accessories	204,425	68,207
37	(343) Prime Movers	1,802,756	
38	(344) Generators	411,451	
39	(345) Accessory Electric Equipment	199,689	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			22,834		2
			64,241		3
		-1,615,499	3,214,542		4
		-1,615,499	3,301,617		5
					6
					7
		98,939	1,135,229		8
		14,512,475	34,197,214		9
		62,414,708	165,153,046		10
					11
		18,577,951	37,389,103		12
-10		1,682,107	15,405,964		13
		1,315,702	3,414,879		14
-10		98,601,882	256,695,435		15
					16
		11,942	11,942		17
		1,751,646	6,002,089		18
		7,502,906	18,718,089		19
		2,205,838	5,402,557		20
		-11,027,326	-9,380,877		21
		158,804	5,166,295		22
		603,810	25,920,095		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
			64,917		35
			272,632		36
			1,802,756		37
			411,451		38
			199,689		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	10,525	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	2,693,763	68,207
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	167,996,765	18,175,033
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	9,521,928	130,555
45	(352) Structures and Improvements	4,909,221	-89,329
46	(353) Station Equipment	50,869,900	-1,376,746
47	(354) Towers and Fixtures	12,523,724	
48	(355) Poles and Fixtures	20,560,600	-40,627
49	(356) Overhead Conductors and Devices	27,804,628	-2,322,746
50	(357) Underground Conduit	109,064	
51	(358) Underground Conductors and Devices	496,957	
52	(359) Roads and Trails	106,115	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	126,902,137	-3,698,893
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	6,801,296	482,023
56	(361) Structures and Improvements	845,372	-566
57	(362) Station Equipment	18,685,955	722,352
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	54,693,163	1,440,121
60	(365) Overhead Conductors and Devices	38,173,658	2,272,076
61	(366) Underground Conduit	4,168,737	211,423
62	(367) Underground Conductors and Devices	25,007,440	1,317,889
63	(368) Line Transformers	43,645,245	1,001,236
64	(369) Services	24,095,823	1,417,711
65	(370) Meters	20,337,604	310,060
66	(371) Installations on Customer Premises	2,891,951	41,723
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	5,490,136	64,010
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	244,836,380	9,280,058
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	55,142	
72	(390) Structures and Improvements	4,655,374	-56,685
73	(391) Office Furniture and Equipment	3,031,458	-1,084,269
74	(392) Transportation Equipment	392,093	-42,030
75	(393) Stores Equipment	249,257	
76	(394) Tools, Shop and Garage Equipment	1,514,284	329
77	(395) Laboratory Equipment	169,583	
78	(396) Power Operated Equipment	130,319	
79	(397) Communication Equipment	1,221,880	
80	(398) Miscellaneous Equipment	112,929	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	11,532,319	-1,182,655
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	11,532,319	-1,182,655
84	TOTAL (Accounts 101 and 106)	555,148,982	23,609,278
85	(102) Electric Plant Purchased (See Instr. 8)	40,557,250	
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	595,706,232	23,609,278

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			10,525		40
			2,761,970		41
-10		99,205,692	285,377,500		42
[redacted]					43
	-139,194		9,513,289		44
	-4,025,623		794,269		45
	-41,157,626		8,335,528		46
	-12,516,148		7,576		47
2,701	-19,498,460		1,018,812		48
595	-24,549,439		931,848		49
	-44,762		64,302		50
	-462,412		34,545		51
	-99,791		6,324		52
3,296	-102,493,455		20,706,493		53
[redacted]					54
			7,283,319		55
			844,806		56
38,590			19,369,717		57
					58
155,488			55,977,796		59
47,096			40,398,638		60
			4,380,160		61
83,469			26,241,860		62
75,180			44,571,301		63
7,620			25,505,914		64
143,521		-64,477	20,439,666		65
6,089			2,927,585		66
					67
13,286			5,540,860		68
570,339		-64,477	253,481,622		69
[redacted]					70
14,053		-1,634	39,455		71
118,421		-1,062	4,479,206		72
262,797		239,373	1,923,765		73
			350,063		74
4,064			245,193		75
23,056			1,491,557		76
8,987			160,596		77
			130,319		78
19,629		-1,191,788	10,463		79
3,761			109,168		80
454,768		-955,111	8,939,785		81
					82
454,768		-955,111	8,939,785		83
1,028,393	-102,493,455	96,570,605	571,807,017		84
		-40,498,789	58,461		85
					86
					87
1,028,393	-102,493,455	56,071,816	571,865,478		88

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -
(302)	-	-	-	-
(303)	-	-	-	-
Total	-	-	-	-
(310)	-	-	-	-
(311)	85,516	(22)	120	85,614
(312)	1,849,281	9,251,022	2,683,688	13,783,991
(314)	200,600	(12,403)	1,726,879	1,915,076
(315)	13,536	-	(4,247,888)	(4,234,352)
(316)	145,966	2,140	100,013	248,119
Total	2,294,899	9,240,737	262,812	11,798,448
(320)	-	-	-	-
(321)	170,511	369,541	14	540,066
(322)	2,952,190	3,675,812	297,238	6,925,240
(323)	462,036	1,101,590	171,925	1,735,551
(324)	375,989	82,306	(11,746,897)	(11,288,602)
(325)	852,266	2,779,631	12,071	3,643,968
Total	4,812,992	8,008,880	(11,265,649)	1,556,223
(342)	-	68,208	-	68,208
(345)	3,557	-	-	3,557
(346)	-	-	-	-
Total	3,557	68,208	-	71,765
(350)	8,681	130,554	(139,194)	41
(352)	89,664	(89,329)	-	335
(353)	613,887	201,774	(8,487)	807,174
(354)	-	-	-	-
(355)	64,935	(67,883)	5,689	2,741
(356)	118,342	(109,347)	5,242	14,237
(357)	-	-	-	-
(358)	-	-	-	-
(359)	-	-	-	-
Total	895,509	65,769	(136,750)	824,528

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(360)	743,069	482,023	-	1,225,092
(361)	41,471	(1,006)	-	40,465
(362)	1,723,524	43,307	-	1,766,831
(364)	5,475,385	162,039	-	5,637,424
(365)	3,352,756	1,280,246	-	4,633,002
(366)	666,855	132,760	-	799,615
(367)	3,807,698	356,321	-	4,164,019
(368)	3,169,401	(499,086)	-	2,670,315
(369)	3,231,287	827,786	-	4,059,073
(370)	643,403	(110,704)	-	532,699
(371)	8,448	(1,135)	-	7,313
(373)	258,829	7,018	-	265,847
Total	23,122,126	2,679,569	-	25,801,695
(389)	-	-	-	-
(390)	-	-	-	-
(391)	1,256,326	(1,237,689)	30,756	49,393
(392)	-	-	-	-
(393)	-	-	-	-
(394)	102,440	329	-	102,769
(395)	-	-	-	-
(396)	-	-	-	-
(397)	-	-	-	-
(398)	-	-	-	-
Total	1,358,766	(1,237,360)	30,756	152,162
GR TOTAL	$ 32,487,849	$ 18,825,803	$(11,108,831)	$ 40,204,821

Schedule Page: 204 Line No.: 85 Column: b

Purchase (Sale) of generating unit ownership interests reflects the exchange of generating assets between Penn Power Company and Duquesne Light Company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT LEASED TO OTHERS (Account 104)

Line No.	Name of Lessee (Designate associated companies with a double asterisk) (a)	Description of Property Leased (b)	Commission Authorization (c)	Expiration Date of Lease (d)	Balance at End of Year (e)
1	Olympus Properties, Inc.	Electrical distribution sub-	00000000	02042024	898,713
2		station and associated distri-			
3		bution line facilities for			
4		R. D. Werner., Inc.			
5					
6					
7	Hodge Foundry, Svedala Industries,	Electrical distribution sub-	00000000	04222007	94,344
8	Inc.	station equipment			
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	Total				
47	TOTAL				993,057

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Approximately 18 miles of rights of way from Bruce	12/31/61		251,893
3	Mansfield Plant at Shippingport, Pa. to Koppel, Pa.			
4				
5	Approximately 30 miles of rights of way from	12/31/66		15,067
6	Darlington, Pa. to Sharon, Pa.	12/31/67		181,927
7		12/31/68		64,960
8		12/31/69		6,589
9				
10	Approximately 1.6 miles of rights of way in Franklin	12/31/83	12/31/01	187,164
11	Park Borough	12/31/89	12/31/01	74,785
12				
13	Approximately 3.1 miles of rights of way from	12/31/92		287,939
14	Greenville Substation to Werner Company			
15				
16	Miscellaneous - Various lines and voltages			310,902
17	Miscellaneous - Substation Land			413,858
18	Miscellaneous - Production Plant Land			76,308
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			1,871,392

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 214 Line No.: 2 Column: c

Date not presently determinable.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Beaver Valley - 5700V - Miscellaneous Projects	2,958,462
2	Beaver Valley - 5809V - Wireless Communications	108,583
3	Beaver Valley - 5810V - Roof Replacements	125,805
4	Beaver Valley - 5814V - Outbuilding Improvements	146,939
5	Beaver Valley - 5816V - Training/Simulator Building Upgrades	204,101
6	Beaver Valley - 5819V - Power Uprate Main Flow Meter	300,918
7	Beaver Valley - 5842V - 5% Nominal Uprate And Atmosphere	950,008
8	Beaver Valley - 599BV - Capital Assets	360,164
9	Beaver Valley - 599MV - Miscellaneous Nuclear Additions & Improvements	357,834
10	Beaver Valley - 5FCPP - FENOC Common Processes	166,429
11	Beaver Valley 1 - 5818V - Power Uprate Main Level Flow Meter	1,052,180
12	Beaver Valley 1 - 5824V - Supply Surveillance Capsule	402,847
13	Beaver Valley 1 - 5825V - Station Chiller Replacement	724,143
14	Beaver Valley CF - 5802V - Electronic Document Control	113,364
15	FirstEnergy - 1115S - EMS Consolidation	133,699
16	Mansfield - 5160M - Auxilliary Boiler C Explosion	165,027
17	Mansfield 1 - 5138M -Install Security Equipment	582,706
18	Mansfield 2 - 5131M - Install Security Equipment	2,068,266
19	Mansfield 3 - 599MM - Miscellaneous Production Additions & Improvements-$100,000 Less	368,873
20	Mansfield CF - 5089M - Gypsum Plant Piping	3,967,681
21	Penn Power - 1312S - Pennsylvania Turnpike I-79 Connector	120,954
22	Penn Power - 1900K - New Business	140,111
23	Penn Power - 1901K - Storm Damage	211,093
24	Penn Power - 1903K - Accident Damage	369,140
25	Penn Power - 1905K - T&D Line Blanket	842,489
26	Penn Power - 1906K - Voltage Improvements	190,647
27	Penn Power - 1907K - T&D Sub Blanket	296,219
28	Perry - 5832P - Power Upgrade Project	1,173,896
29	Perry - 599MP - Miscellaneous Nuclear Additions & Improvements	133,724
30	Sammis - 5NOCS - NOX Compliance	242,838
31	System - 1158S - West Lorain Substation Expansion	378,918
32	System - 5007D - Metering Project	126,164
33	System - 5DFTS - Install Digital Fuel Tracking Systems	162,961
34	System - 17H16 - Miscellaneous Sites and Rights of Way	92,551
35	System - 1904K - Line Relocation	87,309
36	All Other	973,356
37		
38		
39		
40		
41		
42		
43	TOTAL	20,800,399

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company engineering and Supervision	2,471,323
3	Engineering by Outside Companies	
4		
5	Federal and State Payroll Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	583,754
7		
8	General Administrative	
9	Salaries and Expenses	1,098,849
10	Benefit costs and Payroll Taxes	383,054
11		
12	Pension and Benefit Costs exclusive of amount related to salaries transferred from	
13	Administrative Expense	2,132,779
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	6,669,759

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

* For construction overhead, refer to attached footnote.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalized AFUDC at a rate which is the lesser of the rate computed by applying the formula prescribed by FERC, which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the lower embedded cost of long-term debt rate during 2000.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)		Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)	
1	Average Short-Term Debt & Computation of Allowance text	S				
2	Short-term Interest				s	
3	Long-Term Debt	D	276,195,253	52.12	d	7.64
4	Preferred Stock	P	54,104,900	10.21	p	6.91
5	Common Equity	C	199,607,010	37.67	c	12.91
6	Total Capitalization		529,907,163	100%		
7	Average Construction Work in Progress Balance	W	22,433,666			

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 3.98

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 5.57

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 7.64
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Engineering and Supervision

(a) The actual time of employees devoted to the planning, design and supervision of construction projects, together with amounts paid for outside professional engineering services, is charged to such projects to the extent possible.

(b) Other actual time of employees devoted to the engineering of construction, together with amounts paid for outside professional engineering services, is accumulated in distributable construction work in progress (projects functionalized by transmission, distribution, etc.) by direct charges from payrolls, invoices, vouchers, etc. Each month such charges to the distributable projects are distributed to each construction project included in such functional group on the basis of a percentage of direct labor and material charges to each construction project, except that no distribution is made to projects which are direct purchases of equipment only.

(c) The portion of engineering and construction supervision salaries not specifically chargeable to projects covered in (a) and (b), together with clerical salaries and expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all construction projects on the basis of a percentage of labor charges.

(d) The amount of engineering and supervision so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers and other general employees who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to construction projects on the basis of payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to construction projects, on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects, which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total salaries and wages charged thereto.

(b) Each month the amount so charged is distributed pro rata to construction projects on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific construction projects are charged directly to such construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
	Section A. Balances and Changes During Year				
1	Balance Beginning of Year	213,289,210	213,157,402		131,808
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	12,399,372	12,399,372		
4	(413) Exp. of Elec. Plt. Leas. to Others	27,562			27,562
5	Transportation Expenses-Clearing	5,698	5,698		
6	Other Clearing Accounts	3,440	3,440		
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	12,436 072	12,408,510		27,562
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	974 078	974,078		
12	Cost of Removal	1,385,281	1,385,281		
13	Salvage (Credit)	736,690	736,690		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	1,622,669	1,622,669		
15	Other Debit or Cr. Items (Describe):	20,294,257	20,294,257		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	244,396,870	244,237,500		159,370
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	129,041,524	129,041,524		
19	Nuclear Production	9,725,857	9,725,857		
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	2,633,930	2,633,930		
23	Transmission	6,229,565	6,229,565		
24	Distribution	93,177,958	93,018,588		159,370
25	General	3,588,036	3,588,036		
26	TOTAL (Enter Total of lines 18 thru 25)	244,396,870	244,237,500		159,370

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from Pennsylvania Power Company to American Transmission Systems, Inc. for electric plant transferred in the amount of ($20,294,257).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Mining Rights Owned in Fee	149,337		149,337
2	Monroe and Belmont Ctys, Ohio			
3				
4	Demonstration Homes:			
5	**Maronda Homes, Inc. - Non-Associated Company,			
6	Cranberry Twp., Butler County, Pa.	186,817	-186,817	
7				
8	Industrial Development, Cranberry Twp., Butler Pa.	2,649,745	-2,417,446	232,299
9				
10	Construction Work in Progress	1,506	-1,381	125
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	1,938		1,938
45	Minor Items-Other Nonutility Property	253,769		253,769
46	TOTAL	3,243,112	-2,605,644	637,468

Schedule Page: 221 Line No.: 1 Column: c

Details concerning Purchases, Transfers, Retirements and the Adjustments of Non-Utility Property:

		Purchases, Sales, Transfers, etc.
	Purchases	
Construction Work in Progress		
G6020 CMW TCG Fiber Inst Marshall Township		(278)
X6008 CMW TCG Fiber Inst Marshall Township		(1,103)
	Total Purchases	(1,381)
	Sales	
One (1) Item land		(2,417,446)
	Total Sales	(2,417,446)
	Retirements	
Due to Sales		
Maronda Demonstration Home		(186,817)
	Total Retirements	(186,817)
	Total Purchases, Sales, Transfers, Retirements, and Adjustments	(2,605,644)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	5,818,144	1,211,056	Electric
2	Fuel Stock Expenses Undistributed (Account 152)	138,933	-266,447	Electric
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	21,535,790	26,578,138	Electric
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)	287,558	313,872	Electric
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	21,823,348	26,892,010	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	3,411,600		Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	31,192,025	27,836,619	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2001 No. (d)	2001 Amt. (e)
1	Balance-Beginning of Year	62,539.00	468,963	10,361.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9					
10					
11	Grand Total of Purchases	3,216.00	762,525		
12					
13					
14					
15	Total	3,216.00	762,525		
16					
17	Relinquished During Year:				
18	Charges to Account 509	9,773.00	76,378		
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23	Grand Total of Sales	45,589.00	504,125		
24					
25					
26					
27					
28	Total	45,589.00	504,125		
29	Balance-End of Year	10,393.00	650,985	10,361.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains		5,995,204		
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	298.00		298.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	298.00			
40	Balance-End of Year			298.00	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	298.00	14,887		
45	Gains		14,887		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
10,361.00		10,361.00		[illegible]		93,622.00	468,963	1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
								8
								9
								10
						3,216.00	762,525	11
								12
								13
								14
						3,216.00	762,525	15
[redacted]								16
								17
						9,773.00	76,378	18
[redacted]								19
								20
[redacted]								21
								22
						45,589.00	504,125	23
								24
								25
								26
								27
						45,589.00	504,125	28
10,361.00		10,361.00				41,476.00	650,985	29
[redacted]								30
								31
								32
								33
							5,995,204	34
								35
[redacted]								
298.00		298.00		[illegible]		1,192.00		36
								37
								38
				298.00		596.00		39
298.00		298.00		-298.00		596.00		40
[redacted]								41
								42
								43
				298.00	14,887	596.00	29,774	44
					14,887		29,774	45
								46

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 1 Column: j

The EPA allotment is 10,361 per year through 2009 and in 2010 the EPA allotment changes to 10,381 per year until the end of the program.

Schedule Page: 228 Line No.: 11 Column: a

Summary of 2000 Emission Allowance Purchases and Transfers:

Company	# of Emission Allowances	Dollars
Public Service Electric & Gas	329	180,375
CEP Rights PP&L	25	19,375
Dynegy Marketing & Trade	150	90,000
Swap OE BMP1 to PP General	42	0
Swap PP BMP1 to PP General	79	0
Swap CE BMP1 to PP General	15	0
Swap OE BMP2 to PP General	490	0
Swap PP BMP2 to PP General	107	0
Swap CE BMP2 to PP General	344	0
Swap TE BMP2 to PP General	197	0
Cantor Fitzgerald	258	21,250
Constellation Power Source	175	75,375
StonyBrook Mass Muncipal	100	41,000
TransCanada Power	60	21,900
Conectiv Energy Supply	100	43,500
South Glens Falls Energy	45	18,000
Exelon Generation	200	77,500
Sithe Power Marketing L.P.	450	158,000
AES Thames Inc.	50	16,250
	------	-------
	3,216	762,525

Schedule Page: 228 Line No.: 23 Column: a

Summary of 2000 Emission Allowance Sales and Transfers:

Company	# of Emission Allowances	Dollars
Southern Company Energy	2,700	58,720
PG&E Energy Trading	5,100	58,685
American Electric Power	8,753	68,448
Public Service Electric & Gas	11,023	123,806
Duke Energy	9,990	78,122
Dynegy Marketing & Trading	5,100	48,893
Koch Carbon	2,500	19,550
Conectiv Energy Supply	75	14,689
Rochester Gas & Electric	100	19,585
Central Hudson Gas & Electric	12	3,786
AES Thames Inc.	50	9,841
Swap BMP1 to PP General	79	0
Swap BMP2 to PP General	107	0
	-----	------
Total	45,589	504,125

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 36 Column: j

The EPA is withholding 298 emission allowances for auction through the year 2009 and in 2010 the EPA is withholding 297 emission allowances for auction until the end of the program.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Deferred Mansfield Coal Cost				
2	(Amortize - 4/96 through 3/06)		501.10	28,910	15: 775
3					
4	Customer Receivable for Future Income Taxes				
5	(Amortized as Costs are Recovered from Customers)		407.30	3,998,274	28,725,073
6					
7	DOE - Decontamination & Decommissioning				
8	(Amortized as Costs are Recovered from Customers)	321,224	518.10	96,505	221,944
9					
10	Customer Uncollectible Accounts				
11	(Amortized as Costs are Recovered from Customers)		407.30	198,000	1,039,500
12					
13	Employee Postretirement Benefit Costs				
14	(Amortized as Costs are Recovered from Customers)		407.30	860,888	4,519,663
15					
16	Competitive Transition Charge		407.30	42,061,038	
17	(Amortize - 2/99 through 1/06)		407.40	7,442,012	231,888,158
18					
19	Minor Items	420			420
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	321,644		54,685,627	266,546,533

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Materials Under Consignment	821,674	380,650	154.00	95,490	1,106,834
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	-100,755				-88,607
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	720,919				1,018,227

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Accrued and Banked Vacation	2,133,312	1,129,904
3	Executive Deferred Compensation	431,566	52,798
4	Levelized Energy Cost Rate	89,175	89,175
5	Other	29,021,709	31,754,041
6			
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)	31,675,762	33,025,918
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	909,160	1,768,336
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	32,584,922	34,794,254

Notes

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 5 Column: b

PENNSYLVANIA POWER COMPANY
FOOTNOTE - ACCOUNT 190
(Page 234)

	(01/01/00) Balances at Beginning of Year (b)	(12/31/00) Balances at End of Year (c)
ELECTRIC		
Auditing Expense	21,479	6,866
Bad Debt Expense	861,203	1,530,019
Capital Stock Reserve	291,916	292,339
Capitalized Interest	2,222,151	2,490,909
Contribution in Aid of Construction	3,077,806	3,460,312
Debt AFUDC - Excess Normalized	3,404,714	3,404,714
FICA Estimate	446,368	308,087
GE Settlement	1,339,610	1,412,624
Injuries & Damages	171,813	390,690
Long Term Incentive Plan Payroll	244,718	355,440
Nuclear Decommissioning	1,635,377	920,618
Ohio Property Tax - Current Year	0	487,804
Perry Audit Cont. - OH Prop. Tax	554,316	676,585
Post Retirement Benefit/VEBA	9,987,475	9,981,044
PURTA Audit Contingency	0	515,152
PA Capital Stock Audit Contingency	0	270,855
Provision for Unclassified Operating Expenses	491,909	491,909
Reserve For Obsolete M & S	270,415	0
Savings Plan Minimum Contribution	80,683	412,050
Taxes	820,339	1,285,946
Transmission Revenue Contingency	123,335	248,154
Unamortized ITC	2,976,082	2,811,924
Subtotal (Footnote)	29,021,709	31,754,041

Schedule Page: 234 Line No.: 17 Column: b

FOOTNOTE - ACCOUNT 190

	(01/01/00) Balances at Beginning of Year (b)	(12/31/00) Balances at End of Year (c)
OTHER		
ESOP Compensation Expense	557,827	1,333,099
Executive Deferred Comp. (Other)	351,333	435,237
Total Other	909,160	1,768,336

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	6,500,000	30.00	
2				
3	Total Common Stock	6,500,000		
4				
5	Preferred Stock (Account 204)			
6	$100 par value:			
7	4.25% Cumulative	41,049	100.00	105.00
8	4.24% Cumulative	40,000	100.00	103.13
9	4.64% Cumulative	60,000	100.00	102.98
10	7.75% Cumulative	250,000	100.00	
11	7.625% Cumulative	150,000	100.00	105.34
12	Undesignated as to series	658,951		
13				
14	Total Preferred Stock	1,200,000		
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year. Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
6,290,000	188,700,000					1
						2
6,290,000	188,700,000					3
						4
						5
						6
41,049	4,104,900					7
40,000	4,000,000					8
60,000	6,000,000					9
250,000	25,000,000					10
150,000	15,000,000					11
						12
						13
541,049	54,104,900					14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 5 Column: a

Series on lines 7 through 9 are listed on the Philadelphia Stock Exchange; Series on lines 10 and 11 are not listed. The undesignated Preferred Stock is authorized to be issued in series of equal rank, having such dividend rates, payment dates, conversion rights, sinking fund requirements and amounts payable on liquidation and redemption not in excess of $115 per share, as the Board of Directors may from time to time determine.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Common Stock Subscribed (Account 202)		
2			
3	Common Stock Liability for Conversion (Account 203)		
4			
5	Preferred Stock Subscribed (Account 205)		
6			
7	Preferred Stock Liability for Conversion (Account 206)		
8			
9	Premium on Capital Stock (Account 207)		
10			
11	Premium on Preferred Stock		
12			
13	Preferred Stock 4.24%	40,000	11,160
14	Preferred Stock 4.64%	60,000	15,780
15			
16			
17	Installments Received on Capital Stock (Account 212)		
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	100,000	26,940

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2		
3	Reductions in Par on Stated Value of Capital Stock (Account 209)	
4		
5	Gain on Resale or Cancellation of Reacquired Cap Stock (Account 210)	
6		
7	Balance at Beginning of Year	
8		
9	8.00% Preferred Stock	4,002
10	7.64% Preferred Stock	4,194
11		
12	Subtotal - Balance at End of Year	8,196
13		
14	Miscellaneous Paid-in Capital (Account 211)	
15		
16	Balance at Beginning of Year	-345,710
17		
18	Subtotal - Balance at End of Year	-345,710
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	-337,514

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 221 - Bonds		
2	————		
3	Pennsylvania Power Company First Mortgage		
4			
5	7-1/2% Series	40,000,000	385,942
6			89,200 D
7	8-1/2% Series	50,000,000	625,464
8			97,500 D
9	9.74% Series	20,000,000	156,834
10	6-5/8% Series	20,000,000	176,851
11	7-5/8% Series	40,000,000	447,306
12			397,200 D
13	6-3/8% Series	50,000,000	445,942
14			408,500 D
15	Subtotal Account 221	220,000,000	3,230,739
16			
17	Account 222 - Reacquired Bonds		
18	————		
19	Account 223 - Advances from Associated Companies		
20	————		
21	Account 224 - Other Long-Term Debt		
22	————		
23	Secured Pollution Control Notes:		
24	Mansfield - 7.15% Series A	10,525,000	234,980
25			26,313 D
26	Mansfield - 5.45% Series A	6,950,000	307,974
27			34,750 D
28	Beaver Valley - 7.15% Series A	3,957,303	91,558
29			9,893 D
30	New Castle - 7.15% Series A	17,925,000	357,598
31			44,813 D
32			
33	TOTAL	374,879,470	9,278,309

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
08/01/1992	08/01/2003	08/01/1992	08/01/2003	40,000,000	3,000,000	5
						6
07/15/1992	07/15/2022	07/15/1992	07/15/2022	27,250,000	2,316,250	7
						8
11/03/1989	11/01/2019	11/03/1989	11/01/2019	18,539,000	1,857,065	9
07/01/1993	01/01/2004	07/01/1993	01/01/2004	14,000,000	927,500	10
07/01/1993	07/01/2003	07/01/1993	07/01/2003	6,500,000	495,625	11
						12
09/01/1993	09/01/2004	09/01/1993	09/01/2004	20,500,000	1,306,875	13
						14
				126,789,000	9,903,315	15
						16
						17
						18
						19
						20
						21
						22
						23
09/01/1991	09/01/2021	09/01/1991	09/01/2021	10,525,000	752,537	24
						25
09/15/1993	09/15/2028	09/15/1993	09/15/2028	6,950,000	378,775	26
						27
09/01/1991	09/01/2021	09/01/1991	09/01/2021	3,957,303	282,947	28
						29
09/01/1991	03/01/2017	09/01/1991	03/01/2017	17,925,000	1,281,638	30
						31
						32
[illegible]				253,468,470	18,650,824	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	New Castle - 5.40% Series A	10,600,000	353,279
2			26,500 D
3	Sammis #7 - 6.45% Se[illegible]s A	[illegible]- 500,000	738,222
4	Sammis #7 - 5.95% Series	238,271	5,951
5	Perry Water - 6.15% Series	11,200,000	717,827
6			28,000 D
7	Perry Air - 6.15% Series	1,500,000	98,609
8			3,750 D
9	Perry Water - 5.9% Series	13,300,000	749,891
10			113,050 D
11	Perry Air - 5.9% Series	3,500,000	231,678
12			29,750 D
13	BCIDA - 5.375% Series	1,733,896	99,304
14	Perry Water - 8.10% Series A	5,200,000	188,518
15			88,608 D
16	Beaver Valley - 6% Series A	14,250,000	891,865
17	Perry Air - 3.75% Series	4,500,000	178,071
18	Perry Water - 3.75% Series	5,800,000	180,492
19	Perry Water-5.90% Series A	5,200,000	91,668
20			
21	Environmental Notes:		
22	Mansfield - 5.40% Series A	1,000,000	79,360
23	Term Notes:		
24	6.08% Series	23,000,000	45,298
25			
26	Subtotal Account 224	154,879,470	6,047,570
27			
28	Notes to Instruction 9		
29			
30			
31			
32			
33	TOTAL	374,879,470	9,278,309

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
09/15/1993	09/15/2017	09/15/1993	09/15/2017	10,600,000	572,400	1
						2
05/01/1992	05/01/2027	05/01/1992	05/01/2027	14,500,000	935,250	3
11/15/1993	05/15/2029	11/15/1993	05/15/2029	238,271	14,177	4
08/01/1994	08/01/2023	08/01/1994	08/01/2023	11,200,000	688,800	5
						6
08/01/1994	08/01/2023	08/01/1994	08/01/2023	1,500,000	92,250	7
						8
05/01/1998	05/01/2018	05/01/1988	05/01/2018	13,300,000	784,700	9
						10
05/01/1988	05/01/2018	05/01/1988	05/01/2018	3,500,000	206,500	11
						12
06/01/1998	06/01/2028	06/01/1998	06/01/2028	1,733,896	93,197	13
01/15/1990	01/15/2020	01/15/1990	01/15/2020		17,550	14
						15
09/01/1995	09/01/2028	09/01/1995	09/01/2028	14,250,000	855,000	16
07/01/1997	06/01/2027	07/01/1997	06/01/2027	4,500,000	218,121	17
07/01/1997	06/01/2027	07/01/1997	06/01/2027	5,800,000	280,600	18
12/09/1999	06/01/2033	12/09/1999	06/01/2033	5,200,000	306,800	19
						20
						21
10/01/1993	10/01/2013	10/01/1993	10/01/2013	1,000,000	54,000	22
						23
08/31/1993	08/31/2000	08/31/1993	08/31/2000		932,267	24
						25
				126,679,470	8,747,509	26
						27
						28
						29
						30
						31
						32
				253,468,470	18,650,824	33

Schedule Page: 256.1 Line No.: 26 Column: h

Account 224 - Changes to this account were due to debt retired as follows:

Series	Outstanding
8.100% Due 2020	(5,200,000)
6.080% Due 2000	(23,000,000)
	(28,200,000)

Schedule Page: 256.1 Line No.: 28 Column: a

During the year, a Pollution Control Bond was retired prior to maturity. The premium paid and the unamortized issue costs from Ferc 181 were transferred to Unamortized Loss (Ferc 189).

Series	FERC 181 Issue Cost	Premium Paid	Total 189 Total Loss
8.100% Due 2020	184,704	104,000	288,704

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	22,847,066
2		
3		
4	Taxable Income Not Reported on Books	
5		
6	Contribution in Aid	924,844
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10		
11	See Footnote for details of this amount	57,059,616
12		
13		
14	Income Recorded on Books Not Included in Return	
15	Allowance for Funds Used During Construction	-643,512
16	Equity in Earnings of Subsidiary Companies (Page 117)	
17	Pension Expense - Unfunded	-3,541,717
18		
19	Deductions on Return Not Charged Against Book Income	
20		
21	Additional Amortization and Depreciation	-5,279,584
22	Bonds - Loss on Retirement - Net	597,247
23	Cost of Removal	-542,797
24	Dividends Paid Deductions	-69,785
25	MACRS/ACRS Property Retired Loss	-180,758
26		
27	Federal Tax Net Income	71,170,620
28	Show Computation of Tax:	24,909,717
29	(Federal Income Tax is calculated at 35%)	
30		
31	Basis of Allocation:	
32	Respondent's parent, Ohio Edison Company, 76 South Main Street, Akron,	
33	Ohio 44308, files a consolidated Federal Income Tax Return which	
34	includes its domestic wholly owned subsidiaries. Federal Income Tax	
35	Liability is allocated on the basis of each member's United States	
36	Federal Income Tax Liability. The total Federal Income Tax Liability	
37	of each member will be no more than if it were to file an individual	
38	return. This is in accordance with S.E.C. Rule U45(b)(6) as amended,	
39	Internal Revenue Code Section 1552.	
40		
41		
42		
43		
44		

Name of Respondent Pennsylvania Power Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 11 Column: b

FOOTNOTE

Deductions Recorded on Books Not Deducted for Return

	2000
Federal Income Tax - Current Liability	24,909,716
Federal Income Tax - Adjustment for Prior Year (RTA)	1,454,819
Federal Income Tax - 4th Quarter Income Adjustment (RTA)	10,179
Federal Income Tax - Adjustment (including ATSI Def'd Gain)	347,723
Subtotal	26,722,437
State Income Tax - Adjustment for Prior Year (RTA)	612,626
State Income Tax - Adjustment (including ATSI Def'd Gain)	2,749,455
Amortization of Net Regulatory Asset (FAS 109 404/407)	3,432,625
Auditing Expense	(35,000)
Bad Debt Expense	2,909,367
Bad Debts - Low Income	(1,284,017)
Banked Vacation	(1,385,217)
Civic and Political Activities	328,804
CTC Generating Asset Amortization	30,510,379
CTC Regulatory Asset Amortization	11,550,659
CTC SFAS 109 Component	7,442,012
Deferred Compensation Expense	(1,376,395)
Deferred Income Taxes	(22,070,027)
Deferred Mansfield Coal Cost	(28,910)
DOE Decontamination & Decommissioning	85,768
Emission Allowances - Consumed	76,378
Emission Allowances - Sold (Gain/Loss)	(1,347,608)
ESOP Compensation Expense	1,970,871
ESOP Dividend Deduction	(527,615)
Estimated Investment Credit (ITC)	(396,910)
GE Settlement	29,271
Injuries and Damages	18,989
Life Insurance - Amortization of Prepaid Premiums	(341,589)
Long Term Incetive Plan Payroll Expense	265,835
Mark-To-Market Deduction	378,882
Meal Allowance	74,761
Nondeductible Penalties	106
Nuclear Decommissioning Costs	(2,402,445)
Nuclear Fuel Disposal Costs	636,051
Nuclear Refueling Outage	(2,107,852)
Ohio Property Tax - Perry Contingency	294,004
Ohio Property Tax - Regulatory Assets	(3,580,365)
Perry 2 Write-Off	(95,489)
Post Retirement Benefits	3,025,556
Reserve For M&S Obsolescence	(1,102,780)
Savings Plan Minimum Contribution	800,000
Tax Interest Capitalized	649,818
Transition Plans Amortization	1,058,888
Transmission Revenue Contingency	300,000
Vacation Expense Accrual	(781,707)
	57,059,616

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	OH Franchise - Misc					
2	2000					
3	Subtotal					
4						
5	OH Property Tax					
6	1999	4,427,754		-103,832	4,323,922	
7	2000			4,492,669		
8	Subtotal	4,427,754		4,388,837	4,323,922	
9						
10	OH Public Utility Excise Tax					
11	1999					
12	2000			50	50	
13	Subtotal			50	50	
14						
15	OH Unemployment Ins. Tax					
16	1999					
17	2000			78	321	
18	Subtotal			78	321	
19						
20	PA PURTA Audit Res.					
21	2000	1,245,565				
22	Subtotal	1,245,565				
23						
24	Perry Audit Contingency					
25	2000	1,350,536		294,004		
26	Subtotal	1,350,536		294,004		
27						
28	PA Capital Stock Tax					
29	1999	542,240				
30	2000			1,598,026	2,426,977	
31	Subtotal	542,240		1,598,026	2,426,977	
32						
33	PA Capital Stock - Reserve					
34	1999					
35	2000	891,740				
36	Subtotal	891,740				
37						
38						
39						
40						
41	TOTAL	21,863,382	897,012	64,436,365	66,575,197	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
		-23,955			23,955	2
		-23,955			23,955	3
						4
						5
		808,778				6
4,492,669					3,580,060	7
4,492,669		808,778			3,580,060	8
						9
						10
						11
		50				12
		50				13
						14
						15
						16
-243		-35,004			35,082	17
-243		-35,004			35,082	18
						19
						20
1,245,565						21
1,245,565						22
						23
						24
1,644,540		294,004				25
1,644,540		294,004				26
						27
						28
						29
-286,711		1,598,026				30
-286,711		1,598,026				31
						32
						33
						34
891,740						35
891,740						36
						37
						38
						39
						40
19,250,348	422,810	58,256,726			6,179,639	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	PA Gross Premiums Tax					
2	1999		4,441			
3	2000			4,236	2,153	
4	Subtotal		4,441	4,236	2,153	
5						
6	PA State Corp. Income Tax					
7	2000	694,373		10,150,410	8,319,620	
8	Subtotal	694,373		10,150,410	8,319,620	
9						
10	PA Gross Receipts Tax					
11	1999		561,523	-198,340	-759,863	
12	2000			14,462,040	13,751,132	
13	Subtotal		561,523	14,263,700	12,991,269	
14						
15	PA Local Realty Tax					
16	1999					
17	2000	74,089		2,673,118	2,747,207	
18	Subtotal	74,089		2,673,118	2,747,207	
19						
20	PA Motor Vehicle License					
21	1999		17,100			
22	2000			16,710		
23	Subtotal		17,100	16,710		
24						
25	Federal Corp. Income Tax					
26	2000	9,630,903		26,712,258	31,403,972	
27	Subtotal	9,630,903		26,712,258	31,403,972	
28						
29	PA Pub. Util. Realty (PURTA)					
30	1999	1,512,441			194,885	
31	2000			242,260	-434,874	
32	Subtotal	1,512,441		242,260	-239,989	
33						
34						
35	PA Sales & Use Tax					
36	1999	12,900			21,765	
37	2000			258,058	229,002	
38	Subtotal	12,900		258,058	250,767	
39						
40						
41	TOTAL	21,863,382	897,012	64,436,365	66,575,197	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
		4,236				2
	2,358					3
	2,358	4,236				4
						5
						6
2,525,163		10,685,340			-534,930	7
2,525,163		10,685,340			-534,930	8
						9
						10
		14,263,701				11
710,909						12
710,909		14,263,701				13
						14
						15
						16
		2,666,708			6,410	17
		2,666,708			6,410	18
						19
						20
						21
	390				16,710	22
	390				16,710	23
						24
						25
4,939,189		25,495,408			1,216,850	26
4,939,189		25,495,408			1,216,850	27
						28
						29
						30
1,994,690		242,260				31
1,994,690		242,260				32
						33
						34
						35
						36
20,191		73,715			184,343	37
20,191		73,715			184,343	38
						39
						40
19,250,348	422,810	58,256,726			6,179,639	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1						
2	PA Unemployment Ins. Tax					
3	1999					
4	2000			445,789	440,032	
5	Subtotal			445,789	440,032	
6						
7	Property Tax (Swap)					
8	2000	765,974	313,948	-530,563		
9	Subtotal	765,974	313,948	-530,563		
10						
11	Federal Environmental Tax					
12	2000					
13	Subtotal					
14						
15	Fed. Insurance Contr. Act					
16	1999					
17	2000	711,554		3,839,214	3,842,847	
18	Subtotal	711,554		3,839,214	3,842,847	
19						
20	Fed. Unemployment					
21	1999					
22	2000			53,096	53,092	
23	Subtotal			53,096	53,092	
24						
25	Federal Excise Tax					
26	1999	3,313			2,585	
27	2000			15,584	10,372	
28	Subtotal	3,313		15,584	12,957	
29						
30	PA Fuel Use TAx					
31	2000			11,500		
32	Subtotal			11,500		
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	21,863,382	897,012	64,436,365	66,575,197	

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
						3
5,757		340,718			105,070	4
5,757		340,718			105,070	5
						6
						7
341,524	420,062				-530,563	8
341,524	420,062				-530,563	9
						10
						11
						12
						13
						14
						15
						16
707,921		1,799,211			2,040,002	17
707,921		1,799,211			2,040,002	18
						19
						20
						21
4		32,030			21,066	22
4		32,030			21,066	23
						24
						25
						26
5,940					15,584	27
5,940					15,584	28
						29
						30
11,500		11,500				31
11,500		11,500				32
						33
						34
						35
						36
						37
						38
						39
						40
19,250,348	422,810	58,256,726			6,179,639	41

Nam' ' Respondent Penn: ,vania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonu: operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the a' ;e period over which the tax credits are amortized.

Line No.	Account ,ubdivisions (a)	Balance at Begining of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%	3,691			411.4	2,682	-495
3	4%	397,109			411.4	35,391	-192,967
4	7%						
5	10%	6,865,199				358,837	-2,268,678
6							
7							
8	TOTAL	7,265,999				396,910	-2,462,140
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
514	10.01		2
168,751	28.23		3
			4
4,237,684	32.46		5
			6
			7
4,406,949			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: g

FOOTNOTE:

The $2,462,140 adjustment represents ITC relating to assets sold by Pennsylvania Power Company to American Transmission Systems, Inc. (ATSI) during 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits	Balance at Beginning of Year	DEBITS		Credits	Balance at End of Year
			Contra Account	Amount		
	(a)	(b)	(c)	(d)	(e)	(f)
1	Ohio Real Estate and Personal					
2	Property Taxes	4,759,807	408	3,580,365		1,179,442
3	Nuclear Plant Decommissioning	107,815,604	128	3,285,166	13,383,970	117,914,408
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	112,575,411	[redacted]	6,865,531	13,383,970	119,093,850

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOMI: TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortizati:n
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	82,336,947	-10,738,318	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	82,336,947	-10,738,318	
6	Fiber Optics	2,340		
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	82,339,287	-10,738,318	
10	Classification of TOTAL			
11	Federal Income Tax	64,420,796	-8,302,526	
12	State Income Tax	17,918,491	-2,435,792	
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
2,093						71,600,722	2
							3
							4
2,093						71,600,722	5
						2,340	6
							7
							8
2,093						71,603,062	9
							10
1,624						56,119,894	11
469						15,483,168	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Other (see footnote)	132,948,036	-10,120,512	
4				
5				
6				
7				
8				
9	TOTAL Electric (Total of lines 3 thru 8)	132,948,036	-10,120,512	
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	132,948,036	-10,120,512	
20	Classification of TOTAL			
21	Federal Income Tax	103,027,101	-5,571,161	
22	State Income Tax	29,920,935	-4,549,351	
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
							2
		190	-996,041			123,823,565	3
							4
							5
							6
							7
							8
			-996,041			123,823,565	9
							10
							11
							12
							13
							14
							15
							16
							17
							18
			-996,041			123,823,565	19
							20
			-771,522			98,227,462	21
			-224,519			25,596,103	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 3 Column: b

PENNSYLVANIA POWER COMPANY FOOTNOTE - ACCOUNT 283 (Page 276-277)	1/1/00 Balance at Beginning of Year (b)	Debited (Cr) to 410.1 (c)	Account 190 Adjustments (h)	12/31/00 Balance at End of Year (k)
Account 283 - Electric				
ATSI Sale - Deferred Gain	0	9,937,115		9,937,115
Bond Retirement Loss	2,969,066	(249,526)		2,719,540
CAET Nuclear Fuel Int.	5,911	641		6,552
Competitive Transition Charge	109,919,755	(14,013,364)		95,906,391
Constuction Period Interest	104	92		196
Cost of Removal	2,266,983	81,160		2,348,143
Customer Uncollectible Accounts	588,577	(158,651)		429,926
Debt AFUDC	2,128,620	(2,128,620)		0
Def Gain W Lor. Sale - OE	407,747	(407,747)		0
Deferred FAS 106/Post-retmt	1,445,336	(1,265,765)		179,571
DOE - Decontamination & Decommissioning	(1,266,456)	0	(1,266,456)	0
FAS 109 - 407	0	(1,387,459)		(1,387,459)
Emission Allowance	(143,477)	478,989		335,512
Equity AFUDC	6,092,586	(2,538,284)		3,554,302
Exec./Empl. Incentive Pln	119,420	(137,678)		(18,258)
Mansfield Coal Cap Deferral	60,441	13,087		73,528
Mark-to-Market	309,107	(157,229)		151,878
Method and Life Difference	1,207,901	(1,207,901)		0
Miscellaneous	(49,313)	34,286		(15,027)
Nuclear Fuel Disposal	(103,130)	110,516		7,386
Nuclear Refueling Outage	0	873,801		873,801
Perry Preoperational Costs	2,287,674	38,409		2,326,083
PP Fuel Corp. - Nuclear Fuel	68,073	11,355		79,428
Reveral of Other Gains/Losses	57,184	(57,184)		0
Reserve For Obsolete M & S	0	454,549	270,415	184,134
Storm Damage	562,225	(562,225)		0
Unfunded Pension	4,013,702	2,117,121		6,130,823
	132,948,036	(10,120,512)	(996,041)	123,823,565

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for conceming other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	Payable to customers for future income taxes	407.40	643,584		12,750,823
2	(Amortized as Benefits are Credited to Customers)				
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		643,584		12,750,823

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	121,378,929	119,663,150
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	77,026,490	72,395,660
5	Large (or Ind.) (See Instr. 4)	75,300,324	65,928,877
6	(444) Public Street and Highway Lighting	1,101,731	1,313,146
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	274,807,474	259,300,833
11	(447) Sales for Resale	82,063,322	39,209,544
12	TOTAL Sales of Electricity	356,870,796	298,510,377
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	356,870,796	298,510,377
15	Other Operating Revenues		
16	(450) Forfeited Discounts	873,502	736,992
17	(451) Miscellaneous Service Revenues	-56,768	-148,869
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	2,802,344	2,966,738
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	22,496,991	13,541,087
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	26,116,069	17,095,948
27	TOTAL Electric Operating Revenues	382,986,865	315,606,325

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
1,316,243	1,297,012	118,303	122,682	2
				3
1,007,585	1,063,032	16,071	16,198	4
1,518,651	1,457,256	173	175	5
4,272	6,038	87	87	6
				7
				8
				9
3,846,751	3,823,338	134,634	139,142	10
4,091,256	1,117,867	7	6	11
7,938,007	4,941,205	134,641	139,148	12
				13
7,938,007	4,941,205	134,641	139,148	14

Line 12, column (b) includes $ 1,682,688 of unbilled revenues.

Line 12, column (d) includes 13,031 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Service:					
2						
3	RS-Residential	1,004,460	100,513,884	114,719	8,756	0.1001
4	RH-Residential Heating	260,886	17,657,558	11,556	22,576	0.0677
5	PLS-Private Outdoor Lighting	173	38,644	200	865	0.2234
6	WH-Water Heating	34,640	2,380,202	[illegible]	[illegible]	0.0687
7	Unbilled Residential	16,084	788,641			0.0490
8	Total Residential Service	1,316,243	121,378,929	126,475	10,407	0.0922
9						
10	Commercial Service:					
11						
12	WH-Water Heating	190	14,672	[illegible]	[illegible]	0.0772
13	PLS-Private Outdoor Lighting	2,174	339,186	592	3,672	0.1560
14	GS-Gen. Service-Small	3[illegible]7,030	36,085,950	16,352	22,446	0.0983
15	GM-Gen. Service-Medium	520,763	34,493,290	914	569,763	0.0662
16	GP- Gen. Service Prim. Voltage	100,163	4,839,184	51	1,963,980	0.0483
17	GT-Gen. Service Trans. Voltage	15,712	832,231	3	5,237,333	0.0530
18	Unbilled Commercial	1,553	421,977			0.2717
19	Total Commercial Service	1,007,585	77,026,490	17,912	56,252	0.0764
20						
21	Industrial Service:					
22						
23	GM-Gen. Service-Medium	69,579	4,931,773	123	565,683	0.0709
24	GP-Gen Service Prim. Voltage	295,721	15,043,062	71	4,165,085	0.0509
25	GT-Gen. Service Trans. Voltage	1,157,956	54,853,419	39	29,691,179	0.0474
26	Unbilled Industrial	-4,605	472,070			-0.1025
27	Total Industrial Service	1,518,651	75,300,324	233	6,517,815	0.0496
28						
29	Public Service & Highway Lighting	4,272	1,101,731	87	49,103	0.2579
30	Total Public Service & Hwy. Ltg.	4,272	1,101,731	87	49,103	0.2579
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	3,833,719	[illegible] 273,124,786	144,707	26,493	0.0712
42	Total Unbilled Rev.(See Instr. 6)	13,032	1,682,688	0	0	0.1291
43	TOTAL	3,846,751	274,807,474	144,707	26,583	0.0714

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 304 Line No.: 6 Column: d

Duplicate Customers Excluded from Totals - 11,210

Schedule Page: 304 Line No.: 6 Column: e

KWH of Sales Per Customer - 3,090

Schedule Page: 304 Line No.: 12 Column: d

Duplicate Customers Excluded from Totals - 94

Schedule Page: 304 Line No.: 12 Column: e

KWH of Sales Per Customer - 2,021

Schedule Page: 304 Line No.: 41 Column: c

Estimated Fuel Revenue Included in Total Revenue on Page 304 Due to Fuel Adjustment Clause:

Residential Service:	
RS-Residential	$13,650,611
RH-Residential Heating	3,545,443
PLS-Private Outdoor Lighting	2,356
WH-Water Heating	470,759
Commercial Service:	
WH-Water Heating	2,589
PLS-Private Outdoor Lighting	29,551
GS-Gen. Service-Small	4,987,937
GM-Gen. Service-Medium	7,077,167
GP-Gen.Service Prim. Voltage	1,361,218
GT-Gen. Service Trans. Voltage	213,521
Industrial Service:	
GM-Gen. Service-Medium	945,575
GP-Gen. Service Primary Voltage	4,018,854
GT-Gen. Service Transmission Voltage	15,736,626
Public Service & Highway Lighting	58,050
Total	$52,100,257

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Ohio Valley Electric Corporation	RQ	10	NA	NA	NA
2	Wampum	RQ	48	.454	.696	.580
3	West Penn Power Co. - Pepco	RQ	43	450/63	450/63	450/63
4						
5	Cleveland Electric Illuminating Co.	OS		NA	NA	NA
6	FirstEnergy Corp.	OS		NA	NA	NA
7	Ohio Edison Company	OS		NA	NA	NA
8	The Toledo Edison Co.	OS		NA	NA	NA
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
2,798		55,810		55,810	1
4,010		198,117		198,117	2
515,093	17,240,580	6,952,350		24,192,930	3
					4
2,216,957		32,571,719		32,571,719	5
512,077		13,193,597		13,193,597	6
172,702		2,538,698		2,538,698	7
667,619		9,312,451		9,312,451	8
					9
					10
					11
					12
					13
					14
521,901	17,240,580	7,206,277	0	24,446,857	
3,569,355	0	57,616,465	0	57,616,465	
4,091,256	**17,240,580**	**64,822,742**	**0**	**82,063,322**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 5 Column: a

Associated Company.

Schedule Page: 310 Line No.: 5 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 310 Line No.: 5 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 6 Column: a

Associated Company.

Schedule Page: 310 Line No.: 6 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 310 Line No.: 7 Column: a

Associated Company.

Schedule Page: 310 Line No.: 7 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 8 Column: a

Associated Company.

Schedule Page: 310 Line No.: 8 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	3,050,682	1,583,091
5	(501) Fuel	33,942,957	40,452,204
6	(502) Steam Expenses	6,773,149	4,460,309
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	194,428	797,424
10	(506) Miscellaneous Steam Power Expenses	1,195,698	2,842,255
11	(507) Rents		
12	(509) Allowances	76,378	113,102
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	45,233,292	50,248,385
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	822,013	393,748
16	(511) Maintenance of Structures	12,020	4,249
17	(512) Maintenance of Boiler Plant	4,686,817	5,114,244
18	(513) Maintenance of Electric Plant	975,701	935,784
19	(514) Maintenance of Miscellaneous Steam Plant	656,723	398,839
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	7,153,274	6,846,864
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	52,386,566	57,095,249
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	18,958,710	6,709,611
25	(518) Fuel	24,501,543	17,599,517
26	(519) Coolants and Water	1,100,817	211,987
27	(520) Steam Expenses	6,126,078	2,181,449
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	109,670	4,952
31	(524) Miscellaneous Nuclear Power Expenses	24,391,459	11,262,211
32	(525) Rents	1,861	1,383
33	TOTAL Operation (Enter Total of lines 24 thru 32)	75,190,138	37,971,110
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	5,798,435	2,893,529
36	(529) Maintenance of Structures	263,209	275,307
37	(530) Maintenance of Reactor Plant Equipment	3,165,566	1,976,552
38	(531) Maintenance of Electric Plant	10,755,127	825,834
39	(532) Maintenance of Miscellaneous Nuclear Plant	27,224,640	3,271,622
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	47,206,977	9,242,844
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	122,397,115	47,213,954
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		19
57	(545) Maintenance of Miscellaneous Hydraulic Plant		5,203
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		5,222
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		5,222
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	3,745	776
63	(547) Fuel	81,961	96,102
64	(548) Generation Expenses	11,608	8,251
65	(549) Miscellaneous Other Power Generation Expenses	25,584	4,050
66	(550) Rents	68	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	122,966	109,179
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	89	
70	(552) Maintenance of Structures	55	
71	(553) Maintenance of Generating and Electric Plant	59,663	57,069
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	8,236	4,551
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	68,043	61,620
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	191,009	170,799
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	10,942,076	15,962,473
77	(556) System Control and Load Dispatching	133,494	254,226
78	(557) Other Expenses	1,022,304	-2,085,870
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	12,097,874	14,130,829
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	187,072,564	118,616,053
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	162,914	239,612
84	(561) Load Dispatching	231,118	318,026
85	(562) Station Expenses	163,755	196,546
86	(563) Overhead Lines Expenses	46,265	156,627
87	(564) Underground Lines Expenses	142	
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	5,160,960	220,766
90	(567) Rents	568,654	1,777,480
91	TOTAL Operation (Enter Total of lines 83 thru 90)	6,333,808	2,909,057
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	-10,241	43,816
94	(569) Maintenance of Structures	190,580	38,974
95	(570) Maintenance of Station Equipment	166,028	425,426
96	(571) Maintenance of Overhead Lines	255,813	188,022
97	(572) Maintenance of Underground Lines	575	103
98	(573) Maintenance of Miscellaneous Transmission Plant	1,782	7,272
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	604,537	703,613
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	6,938,345	3,612,670
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	1,551,335	1,736,393

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	571,362	612,921
106	(582) Station Expenses	62,160	166,514
107	(583) Overhead Line Expenses	275,292	525,104
108	(584) Underground Line Expenses	160,058	145,228
109	(585) Street Lighting and Signal System Expenses	2	-706
110	(586) Meter Expenses	71,078	-297,325
111	(587) Customer Installations Expenses	-12,740	64,240
112	(588) Miscellaneous Expenses	201,713	2,869,167
113	(589) Rents	219,335	295,904
114	TOTAL Operation (Enter Total of lines 103 thru 113)	3,099,595	6,117,440
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	52,626	168,398
117	(591) Maintenance of Structures	160,548	57,017
118	(592) Maintenance of Station Equipment	712,203	694,969
119	(593) Maintenance of Overhead Lines	6,026,849	5,405,023
120	(594) Maintenance of Underground Lines	377,888	451,644
121	(595) Maintenance of Line Transformers		-27
122	(596) Maintenance of Street Lighting and Signal Systems	23,528	71,602
123	(597) Maintenance of Meters	504,443	490,308
124	(598) Maintenance of Miscellaneous Distribution Plant	2,241	9,372
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	7,860,326	7,348,306
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	10,959,921	13,465,746
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	852,213	1,135,542
130	(902) Meter Reading Expenses	1,164,965	1,125,198
131	(903) Customer Records and Collection Expenses	5,439,604	6,241,311
132	(904) Uncollectible Accounts	-346,193	1,289,798
133	(905) Miscellaneous Customer Accounts Expenses	467,827	247,042
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	7,578,416	10,038,891
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	19,267	16,228
138	(908) Customer Assistance Expenses	832,592	2,988,568
139	(909) Informational and Instructional Expenses	3,108	9,126
140	(910) Miscellaneous Customer Service and Informational Expenses	-206,993	50,850
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	647,974	3,064,772
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	591,713	206,462
146	(913) Advertising Expenses	385,674	406,711
147	(916) Miscellaneous Sales Expenses	45,613	98,865
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	1,023,000	712,038
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	4,401,002	3,891,915
152	(921) Office Supplies and Expenses	2,776,037	4,021,071
153	(Less) (922) Administrative Expenses Transferred-Credit	1,144,368	944,937

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	1,246,455	1,053,015
156	(924) Property Insurance	462,266	231,275
157	(925) Injuries and Damages	500,879	1,013,899
158	(926) Employee Pensions and Benefits	5,617,000	1,683,015
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	788,899	492,001
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	1	7,614
163	(930.2) Miscellaneous General Expenses	16,630,107	8,613,422
164	(931) Rents	657,910	692,694
165	TOTAL Operation (Enter Total of lines 151 thru 164)	31,936,188	20,754,984
166	Maintenance		
167	(935) Maintenance of General Plant	461,454	715,385
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	32,397,642	21,470,369
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	246,617,862	170,980,539

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	779
3. Total Part-Time and Temporary Employees	13
4. Total Employees	792

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Cleveland Electric Illuminating Co. [redacted]	OS [redacted]	[redacted]	NA	NA	NA
2	FirstEnergy Corp. [redacted]	OS	[redacted]	NA	NA	NA
3	Ohio Edison Co. [redacted]	OS	[redacted]	NA	NA	NA
4	The Toledo Edison Co. [redacted]	OS	[redacted]	NA	NA	NA
5	Ohio Valley Electric Corporation	OS	10	NA	NA	NA
6	General Public Utilities Energy	OS		NA	NA	NA
7	General Electric Corporation	OS		NA	NA	NA
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
15,959				303,870		303,870	1
111,516				4,951,790		4,951,790	2
69,114				1,079,187		1,079,187	3
50,742				776,517		776,517	4
153,499				3,819,515		3,819,515	5
96				9,361		9,361	6
90				1,836		1,836	7
							8
							9
							10
							11
							12
							13
							14
401,016				10,942,076		10,942,076	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

Associated Company.

Schedule Page: 326 Line No.: 1 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 326 Line No.: 1 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 2 Column: a

Associated Company.

Schedule Page: 326 Line No.: 2 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 326 Line No.: 3 Column: a

Associated Company.

Schedule Page: 326 Line No.: 3 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 4 Column: a

Associated Company.

Schedule Page: 326 Line No.: 4 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Zelienople Borough	Unspecified	Unspecified	OS
2	FirstEnergy Corp.	Unspecified	Unspecified	OS
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
55						1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	0	0	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS				
Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	19,464		19,464	1
	2,365,075		2,365,075	2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	2,384,539	0	2,384,539	

FOOTNOTE DATA

Schedule Page: 328   Line No.: 1   Column: e

Transmission service agreement expired 03/01/00.

Schedule Page: 328   Line No.: 2   Column: a

Associated Company.

Schedule Page: 328   Line No.: 2   Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328   Line No.: 2   Column: i

No MWH's physically came in or left the Company's system.

Schedule Page: 328   Line No.: 2   Column: j

No MWH's physically came in or left the Company's system.

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	75,338
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	498,441
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	-64,294
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Administrative Costs for Board of Directors	12,291
7	Directors Fees and Expenses	46,695
8	Area Development	33,768
9	Bank Service Charges and Commitment Fees	623,521
10	Business Development	8,797
11	Casualty Insurance Amortization	-27,873
12	Civic and Political Activity	23,078
13	Community Service Activity	8,790
14	Memberships - Civic	27,725
15	Pennsylvania Consumers Advocate	36,164
16	Pennsylvania Small Business Advocate	5,617
17	Secretarial and Clerical Activities	13,906
18	Transfer of Charges Between Administrative and	
19	General Expenses and Other Work in Progress	-16,540
20	Miscellaneous Administrative and General Expenses	
21	for Jointly Owned Base Load Units:	
22	Cleveland Electric Illuminating Co. - Company's	
23	portion of Perry Power Station	1,410,992
24	FENOC - Company's portion of	
25	Beaver Valley Power Station	13,424,395
26	Ohio Edison Company - Company's portion of	
27	Sammis Plant	460,259
28	Miscellaneous Administrative and General Expenses	
29	for Jointly Owned Peaker Units:	
30	Ohio Edison Company - Various	18,249
31	All Others (9 Items)	10,788
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	16,630,107

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.

Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.

In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.

For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.

4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant	3,932,712	32,371		3,965,083
3	Nuclear Production Plant	207,979	26,063		234,042
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	7,330			7,330
7	Transmission Plant	1,696,913	18,166		1,715,079
8	Distribution Plant	6,372,247	908		6,373,155
9	General Plant	484,793	36,424		521,217
10	Common Plant-Electric				
11	TOTAL	12,701,974	113,932		12,815,906

B. Basis for Amortization Charges

Column C represents amortization of the cost of the following:

Leasehold improvements over the life of the lease and AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

No change in basis or method of amortization has been made from the preceding year.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 336 Line No.: 3 Column: b

Includes nuclear plant decommissioning in the amount of $-984,988.

Schedule Page: 336 Line No.: 11 Column: b

Includes $1,295,821 for depreciation expense associated with the Balance Sheet Account 102.

Schedule Page: 336 Line No.: 11 Column: c

Includes $77,708 for amortization of the gross-up to plant-in-service for the debt component of AFUDC recorded net-of-tax.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2		
3	Miscellaneous Income Deductions	
4	Donations (Account 426.1)	
5	Civic	7,508
6	Conservation Programs	72,246
7	Customer Assistance	24,370
8	School Activities	12,577
9	Special Events	20,220
10	All Others (3 Items)	5,862
11		
12	Total 426.1	142,783
13		
14	Life Insurance (Account 426.2)	
15		
16	Penalties (Account 426.3) 3 Items	106
17		
18	Total 426.3	106
19		
20	Expenditures for Certain Civic, Political, and	
21	Related Activities (Account 426.4)	
22	Salary and Expenses of Employees who are	
23	Registered Lobbyists	82,253
24	All Others (3 Items)	5,423
25		
26	Total 426.4	87,676
27		
28	Other Deductions (Account 426.5)	
29	Sale of Perry Inventory	95,489
30	All Others (5 Items)	8,407
31		
32	Total 426.5	103,896
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Interest on Debt to Associated Companies	
2	Account (430)	
3	OES Fuel, Incorporated -	
4	Investment in Nuclear Fuel - 6.29% - 7.18%	363,962
5	Ohio Edison Company -	
6	Notes Payable - 6.62% - 6.63%	56,156
7		
8	Total 430	420,118
9		
10	Other Interest Expense (Account 431)	
11	Customer Deposits - 5.78% - 6.00%	68,685
12	Pennsylvania CNI Tax Settlement - 7.00%	33,887
13	Pennsylvania Franchise Tax Settlement - 7.00%	14,354
14	Allocated Interest	16
15		
16	Total 431	116,942
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Regulatory Commission Fees				
2	A) Pennsylvania Public Utility Commission	447,543		447,543	
3	B) Federal Energy Regulatory Commission	50,623		50,623	
4					
5	2) Restructuring Transition Costs		278,317	278,317	
6					
7	3) Miscellaneous		12,416	12,416	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	498,166	290,733	788,899	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO			Deferred to Account 182.3	Contra Account	Amount	Deferred in Account 182.3 End of Year	Line No.
Department (f)	Account No. (g)	Amount (h)	(i)	(j)	(k)	(l)	
							1
Electric	928	447,543					2
Electric	928	50,623					3
							4
Electric	928	278,317					5
							6
Electric	928	12,416					7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		788,899					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
(1) Generation
a. hydroelectric
i. Recreation fish and wildlife
ii Other hydroelectric
b. Fossil-fuel steam
c. Internal combustion or gas turbine
d. Nuclear
e. Unconventional generation
f. Siting and heat rejection
(3) Transmission
a. Overhead
b. Underground
(4) Distribution
(5) Environment (other than equipment)
(6) Other (Classify and include items in excess of $5,000.)
(7) Total Cost Incurred
B. Electric, R, D & D Performed Externally:
(1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2	(1) Generation	Mansfield #2 Selective Catalytic Reduction
3		
4		
5	(5) Environment	Forced Oxidation Gypsum (FOG)
6		High Carbon Flyash
7		
8	B. Electric R, D & D Performed Externally	
9	(1) Research Support to the Electric	EPRI - Research Subscription
10	Power Research Institute	EPRI - Research Subscription
11		EPRI - Miscellaneous under $5,000 (8)
12		
13	(2) Research Support to Others	Pennsylvania Electric Energy Research Council
14		
15		
16		
17		
18		
19		
20		
21		
22		
23	Total	
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.) Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No
					1
436,248		10711	436,248		2
					3
					4
166,312		10711	166,312		5
-27		93081	-27		6
					7
					8
	1,247,353	93081	1,247,353		9
	8,880	55710	8,880		10
					11
					12
-3,200		93081	-3,200		13
					14
					15
					16
					17
					18
					19
					20
					21
					22
599,333	1,256,233		1,855,566		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	12,555,283		
4	Transmission	136,291		
5	Distribution	1,555,400		
6	Customer Accounts	2,726,346		
7	Customer Service and Informational	380,002		
8	Sales	970,307		
9	Administrative and General	1,298,293		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	19,621,922		
11	Maintenance			
12	Production	8,902,291		
13	Transmission	215,672		
14	Distribution	3,375,039		
15	Administrative and General	141,565		
16	TOTAL Maint. (Total of lines 12 thru 15)	12,634,567		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	21,457,574		
19	Transmission (Enter Total of lines 4 and 13)	351,963		
20	Distribution (Enter Total of lines 5 and 14)	4,930,439		
21	Customer Accounts (Transcribe from line 6)	2,726,346		
22	Customer Service and Informational (Transcribe from line 7)	380,002		
23	Sales (Transcribe from line 8)	970,307		
24	Administrative and General (Enter Total of lines 9 and 15)	1,439,858		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	32,256,489	12,894,278	45,150,767
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	32,256,489	12,894,278	45,150,767
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	3,983,366	1,592,320	5,575,686
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	3,983,366	1,592,320	5,575,686
69	Plant Removal (By Utility Departments)			
70	Electric Plant	175,245	70,053	245,298
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	175,245	70,053	245,298
74	Other Accounts (Specify):			
75	Non-Utility Plants	22,113		22,113
76	Jobbing Contract & Preliminary Survey	354,330		354,330
77	Other Income	3,487		3,487
78	Clearing	14,556,651	-14,556,651	
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	14,936,581	-14,556,651	379,930
96	TOTAL SALARIES AND WAGES	51,351,681		51,351,681

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

.rt below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	3,301,905
4	Nuclear	5,205,813
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	1,078
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	8,508,796
10	Purchases	401,016
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	
17	Delivered	
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	8,909,8[illegible]2

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	3,846,751
23	Requirements Sales for Resale (See instruction 4, page 311.)	521,901
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	3,569,355
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	5,910
27	Total Energy Losses	965,895
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	8,909,812

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c).
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month	Total Monthly Energy	Monthly Non-Requirments Sales for Resale & Associated Losses	MONTHLY PEAK		
				Megawatts (See Instr. 4)	Day of Month	Hour
	(a)	(b)	(c)	(d)	(e)	(f)
29	January	801,863	294,928	847	17	6PM - 7PM
30	February	540,700	137,686	823	8	8AM - 9AM
31	March	466,507	39,161	761	2	7PM - 8PM
32	April	561,375	163,944	758	11	8AM - 9AM
33	May	787,808	361,974	832	9	12PM -1PM
34	June	813,504	351,941	915	13	12PM -1PM
35	July	792,366	321,565	878	10	3PM - 4PM
36	August	851,296	373,790	889	15	11AM-12PM
37	September	810,223	391,500	827	11	7PM - 8PM
38	October	822,817	367,171	769	31	7AM - 8AM
39	November	838,336	408,690	796	15	8PM - 9PM
40	December	823,017	357,005	926	12	9AM -10AM
41	TOTAL	8,909,812	3,569,355			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Perry* (b)			Plant Name: *W. H. Sammis #7* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Nuclear			Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1987			1971		
4	Year Last Unit was Installed	1987			1971		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	66.00			130.00		
6	Net Peak Demand on Plant - MW (60 minutes)	67			127		
7	Plant Hours Connected to Load	8507			5453		
8	Net Continuous Plant Capability (Megawatts)	63			125		
9	When Not Limited by Condenser Water	63			125		
10	When Limited by Condenser Water	62			125		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	528488000			574884000		
13	Cost of Plant: Land and Land Rights	0			10952		
14	Structures and Improvements	157362			6440798		
15	Equipment Costs	1676872			60182939		
16	Total Cost	1834234			66634689		
17	Cost per KW of Installed Capacity (line 5)	27.7914			512.5745		
18	Production Expenses: Oper, Supv, & Engr	1258603			289996		
19	Fuel	2628668			6511211		
20	Coolants and Water (Nuclear Plants Only)	78503			0		
21	Steam Expenses	469140			240970		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	1124			66057		
25	Misc Steam (or Nuclear) Power Expenses	1836725			393208		
26	Rents	1868			0		
27	Allowances	0			41879		
28	Maintenance Supervision and Engineering	152226			251355		
29	Maintenance of Structures	18101			12020		
30	Maintenance of Boiler (or reactor) Plant	590990			2119515		
31	Maintenance of Electric Plant	100409			950603		
32	Maintenance of Misc Steam (or Nuclear) Plant	360803			284227		
33	Total Production Expenses	7497160			11161041		
34	Expenses per Net KWh	0.0142			0.0194		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear			Coal	Oil	Total
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	MMBTU			Tons	BBL	
37	Quantity (units) of Fuel Burned	5511126	0	0	226448	736	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	12042	138272	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	28.880	34.590	0.000
40	Average Cost of Fuel per Unit Burned	0.477	0.000	0.000	28.730	7.416	0.000
41	Average Cost of Fuel Burned per Million BTU	0.477	0.000	0.000	1.193	1.277	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.005	0.000	0.000	0.000	0.000	0.011
43	Average BTU per KWh Net Generation	10428.000	0.000	0.000	0.000	0.000	9494.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company (PPUC)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Bruce Mansfield* (d)	Plant Name: *Beaver Valley* (e)	Plant Name: *Unseg Nuclear Chgs* (f)	Line No.
Steam	Nuclear		1
Conventional	Conventional		2
1976	1976		3
1980	1976		4
410.00	699.00	0.00	5
400	665	0	6
8779	7805	0	7
384	640	0	8
384	640	0	9
384	640	0	10
426	0	0	11
2727021000	4677325000	0	12
1124277	11942	0	13
27756416	5844726	0	14
151966726	30311291	0	15
180847419	36167959	0	16
441.0913	51.7424	0.0000	17
2760686	17700107	0	18
27431746	19897853	1975022	19
0	1022314	0	20
6532179	5656938	0	21
0	0	0	22
0	0	0	23
128371	108546	0	24
802490	22554734	0	25
0	-7	0	26
34499	0	0	27
570658	5646209	0	28
0	245108	0	29
2567302	2574576	0	30
25098	10654718	0	31
372496	26863837	0	32
41225525	112924933	1975022	33
0.0151	0.0241	0.0000	34

(d)			(e)			(f)			Line No.
Coal	Oil	Total	Nuclear						35
Tons	BBL		MMBTU						36
1139725	4473	0	51246044	0	0	0	0	0	37
12018	138525	0	0	0	0	0	0	0	38
23.440	30.460	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
23.948	30.718	0.000	0.388	0.000	0.000	0.000	0.000	0.000	40
0.996	5.280	0.000	0.388	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.010	0.004	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	10055.000	10956.000	0.000	0.000	0.000	0.000	0.000	43

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 402 Line No.: 5 Column: b

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: c

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: d

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: e

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 19 Column: f

Represents unsegregated fixed charges related to fuel for Beaver Valley and Perry #1.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants)

1. Small generating plants are steam plants of, less than 25,000 Kw; internal combustion and gas turbine-plants, conventional hydro plants and pumped storage plants of less than 10,000 Kw installed capacity (name plate rating). 2. Designate any plant leased from others, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, and give a concise statement of the facts in a footnote. If licensed project, give project number in footnote.

Line No.	Name of Plant (a)	Year Orig. Const. (b)	Installed Capacity Name Plate Rating (In MW) (c)	Net Peak Demand MW (60 min.) (d)	Net Generation Excluding Plant Use (e)	Cost of Plant (f)
1						
2	Gas Turbine					
3	Edgewater	1973	8.00	8.0	252,000	1,044,690
4	Mad River	1972	8.00	8.0	460,000	1,333,092
5						
6						
7	Combustion Turbine					
8	W. H. Sammis	1972	2.00	2.0	226,000	225,618
9	R. E. Burger	1972	1.00	1.0	140,000	165,243
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants) (Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, Page 403. 4. If net peak demand for 60 minutes is not available, give the which is available, specifying period. 5. If any plant is equipped with combinations of steam, hydro internal combustion or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost Per MW Inst Capacity (g)	Operation Exc'l. Fuel (h)	Production Expenses Fuel (i)	Production Expenses Maintenance (j)	Kind of Fuel (k)	Fuel Costs (in cents (per Million Btu) (l)	Line No.
						1
						2
130,586	5,565	12,626	50,238	Oil	327	3
166,636	27,931	51,299	3,943	Oil	492	4
						5
						6
						7
112,809	6,678	12,535	7,586	Oil	573	8
165,243	831	5,501	6,276	Oil	597	9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
						45
						46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 410 Line No.: 3 Column: a

Operated as a jointly owned facility.

Schedule Page: 410 Line No.: 4 Column: a

Operated as a jointly owned facility.

Schedule Page: 410 Line No.: 8 Column: a

Operated as a jointly owned facility.

Schedule Page: 410 Line No.: 9 Column: a

Operated as a jointly owned facility.

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH On Structures of Another Line (g)	Number Of Circuits (h)
1	Beaver Valley	Sammis						
2	Hanna	Highland						
3	Highland	Mansfield						
4	Highland	Shenango (Pa)						
5	Hoytdale	Shenango (Pa)						
6	Mansfield	Beaver Valley #1						
7	Mansfield	Beaver Valley #2						
8	Mansfield	Crescent						
9	Mansfield	Hoytdale						
10	Expenses for 345 KV Lines							
11	TOTAL 345 KV Lines							
12	Boardman	Shenango (Pa)						
13	Boardman	Shenango (Oh)						
14	Cedar Street	Shenango (Pa)						
15	Crossland	Sharon						
16	Hoytdale	Koppel						
17	Hoytdale	Maple						
18	Hoytdale	New Castle #1						
19	Hoytdale	Pine						
20	Maple	Krendale						
21	Maple	Pine						
22	Masury	Crossland						
23	Masury	Maysville (Pa)						
24	Shenango (Pa)	Crossland						
25	Shenango (Pa)	McDowell						
26	Shenango (Pa)	Sharon						
27	Expenses for 138 KV Lines							
28	TOTAL 138 KV Lines							
29	69 KV Trans. Lines							
30	23 KV Trans. Lines				Various	44.30	3.38	
31								
32	Leased Lines:							
33	Avon	Beaver No.2	345.00	345.00				
34	Chamberlin	Harding	345.00	345.00				
35	Chamberlin	Mansfield	345.00	345.00				
36					TOTAL	44.30	3.38	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
								2
								3
	103,037		103,037					4
	404,063		404,063					5
								6
								7
								8
	1,051,408		1,051,408					9
				1,574	1,296	572,486	575,356	10
	1,558,508		1,558,508	1,574	1,296	572,486	575,356	11
	8,659		8,659					12
	39,475		39,475					13
	301,860		301,860					14
	86,886		86,886					15
	17,597		17,597					16
	149,462		149,462					17
	121,729		121,729					18
	1,430,452		1,430,452					19
	121,052		121,052					20
	1,409,253		1,409,253					21
	3,464		3,464					22
	249,450		249,450					23
	157,366		157,366					24
	288,767		288,767					25
	52,035		52,035					26
				6,769	8,647	5,000	20,416	27
	4,437,507		4,437,507	6,769	8,647	5,000	20,416	28
	2,463,198	20,705	2,483,903	7,162	47,010		54,172	29
	109,611	2,055,187	2,164,798	522	46,646		47,168	30
								31
								32
								33
								34
								35
	8,568,824	2,075,892	10,644,716	16,027	103,599	577,486	697,112	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	General Motors	Highland	138.00	138.00				
2	Inland	Harding	345.00	345.00				
3	Hanna	Mansfield	345.00	345.00				
4	Highland	Mansfield	345.00	345.00				
5	Juniper	Hanna	345.00	345.00				
6	Perry	Ashtabula	345.00	345.00				
7	Perry	Harding	345.00	345.00				
8	Perry	Inland	345.00	345.00				
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	44.30	3.38	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
								1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	8,568,824	2,075,892	10,644,716	16,027	103,599	577,486	697,112	36

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422 Line No.: 11 Column: a

Pennsylvania Power Company leased various transmission line facilities associated with jointly owned power plants to its parent, Ohio Edison Company(OE), Duquesne Light Company(DL), Cleveland Electric Illuminating Company(CEI) and Toledo Edison Company(TE) per agreements as follows. The corresponding lease revenue represents payments received from January through August 2000. These arrangements ceased September 1, 2000.

Lessee	Page 422 Line No.	Inception Date	Duration of Lease	Annual Rent
OE, CEI, DL, TE	1	12/01/75	540 mos.	$16,175
OE, CEI, DL, TE	4	01/01/76	540 mos.	10,498
OE, CEI, DL, TE	5	09/01/80	540 mos.	28,197
OE, CEI, DL, TE	6	10/01/77	540 mos.	24,042
OE, CEI, DL, TE	7	06/01/77	540 mos.	51,607

Schedule Page: 422 Line No.: 11 Column: j

These land assets are leased to American Transmission System Inc. per the ground lease arrangement dated September 1, 2000.

Schedule Page: 422 Line No.: 28 Column: j

Footnote Linked. See note on 422, Row: 11, col/item: j

Schedule Page: 422 Line No.: 29 Column: j

Footnote Linked. See note on 422, Row: 11, col/item: j

Schedule Page: 422 Line No.: 32 Column: a

Pennsylvania Power Company leased various transmission line facilities associated with jointly owned power plants from its parent company, Ohio Edison Company(OE), Duquesne Light Company(DL), Cleveland Electric Illuminating Company(CEI) and Toledo Edison Company(TE) per agreements as follows. The corresponding lease payments represent payments made from January through August 2000. These arrangements ceased September 1, 2000.

Lessor	Page 422 Line No.	Inception Date	Duration of Lease	Annual Rent
OE, CEI	33	09/01/81	540 mos.	$ 34,708
OE, DL	34	10/01/77	540 mos.	257,708

Lessor	Page 422.1 Line No.	Inception Date	Duration of Lease	Annual Rent
OE	1	12/10/80	540 mos.	6,306
CEI	2	11/18/87	540 mos.	39,209
DL	3	09/01/80	540 mos.	4,888
OE, DL	4	06/01/77	540 mos.	84,441
CEI	5	11/01/78	540 mos.	6,323
CEI	6	12/01/79	540 mos.	4,024
CEI	7	04/01/83	540 mos.	134,158
CEI	8	04/01/83	540 mos.	131,923

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	B. Mansfield	Shippingport, Pa.	Trans. Attended	0.02	0.35	
2	Beaver Valley #1	Shippingport, Pa.	Trans. Attended	0.02	0.35	
3	Beaver Valley #2	Shippingport, Pa.	Trans. Attended	0.02	0.34	
4	Edgewater	Lorain, Ohio	Trans. Attended	0.01	0.07	
5	Mad River	Clark County, Ohio	Trans. Attended	0.01	0.07	
6	Perry	Perry Twp., Ohio	Trans. Attended	0.02	0.35	
7	W.H.Sammis	Stratton, Ohio	Trans. Attended	0.02	0.35	
8						
9	Tot. Step-up Substations					
10						
11	Cedar Street	New Castle, Pa.	Trans. Attended	0.07	0.02	0.01
12						
13	Tot. Transmission Substations					
14						
15	Bedford	New Bedford, Pa.	Distr. Unattended	0.07		
16	Bessemer	Bessemer, Pa.	Distr. Unattended	0.07		
17	Brandt	Allegheny County, Pa.	Distr. Unattended	0.07	0.01	
18	Bulk Mail Facility	Allegheny County, Pa.	Distr. Unattended	0.14	0.01	
19	Campbell	Slippery Rock, Pa.	Distr. Unattended	0.07	0.01	
20	Canal	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
21	Cascade	New Castle,Pa.	Distr. Unattended	0.07		
22	Chippewa	Beaver County, Pa.	Distr. Unattended	0.07	0.01	
23	Conneaut	Conneaut Lake, Pa.	Distr. Unattended	0.07	0.01	
24	Epworth	Butler County, Pa.	Distr. Unattended	0.14	0.01	
25	Evans City	Evans City, Pa.	Distr. Unattended	0.07		
26	Fernway	Butler County, Pa.	Distr. Unattended	0.14	0.01	
27	Fombell	Beaver County, Pa.	Distr. Unattended	0.07	0.01	
28	Grant Street	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
29	Harlan	New Castle, Pa.	Distr. Unattended	0.07		
30	Hartstown	Hartstown, Pa.	Distr. Unattended	0.07	0.01	
31	Hempfield	Greenville, Pa.	Distr. Unattended	0.07	0.01	
32	Hermitage	Hermitage, Pa.	Distr. Unattended	0.07	0.01	
33	Hickory	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
34	Hillcrest	New Castle, Pa.	Distr. Unattended	0.07		
35	Ingomar	Allegheny County, Pa.	Distr. Unattended	0.07	0.01	
36	Jackson	Butler County, Pa.	Distr. Unattended	0.14	0.01	
37	Knox	Beaver County, Pa.	Distr. Unattended	0.07	0.01	
38	Koppel	Koppel, Pa.	Distr. Unattended	0.07		
39	Mars	Mars, Pa.	Distr. Unattended	0.07	0.01	
40	McDowell	Mercer County, Pa.	Distr. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No
432	3	1				1
614	1	1				2
130	1					3
8	1					4
11	1					5
73	3	1				6
150	1	1				7
						8
1418	11	4				9
						10
60	5					11
						12
60	5					13
						14
11	1					15
11	1					16
14	1					17
28	2					18
11	1					19
21	2					20
11	1					21
21	2					22
11	1					23
22	1					24
11	1					25
45	2					26
14	1					27
16	2					28
11	1					29
11	1					30
11	1					31
11	1					32
28	2					33
11	1					34
25	2					35
22	1					36
14	2					37
11	1					38
21	2					39
18	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	McKnight	Allegheny County, Pa.	Distr. Unattended	0.07	0.01	
2	Mercer	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
3	New Wilmington	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
4	Perry	Hadley, Pa.	Distr. Unattended	0.07	0.01	
5	Pulaski	New Wilmington, Pa.	Distr. Unattended	0.07	0.01	
6	Richard	Allegheny County, Pa.	Distr. Unattended	0.07	0.01	
7	Seneca	Evans City, Pa.	Distr. Unattended	0.14	0.01	
8	Sharpsville	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
9	Stoneboro	Stoneboro, Pa.	Distr. Unattended	0.07	0.01	
10	Union	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
11	Walmo	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
12	Warrendale	Wexford, Pa.	Distr. Unattended	0.07		
13	West Middlesex	West Middlesex, Pa.	Distr. Unattended	0.07	0.01	
14	Wheatland	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
15	Willowbrook	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
16	Zelienople	Butler County, Pa.	Distr. Unattended	0.07	0.01	
17						
18	Tot. Distribution Substations - 10,000 kva & Over					
19						
20	Distribution Substation - under 10,000 kva					
21	05 Substations		Distr. Unattended	0.07	0.01	
22	06 Substation		Distr. Unattended	0.07		
23	02 Substations		Distr. Unattended	0.02		
24	06 Substations		Distr. Unattended	0.02		
25	02 Substations		Distr. Unattended	0.07		
26	01 Substations		Distr. Unattended	0.01		
27						
28	Tot. Distribution Substations					
29						
30	Tot. Transmission & Distribution Substations					
31						
32	Tot. ALL Substations					
33						
34						
35						
36						
37						
38						
39						
40						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1					1
16	2	2				2
12	2					3
14	1					4
11	1					5
28	2					6
11	1					7
14	1					8
14	1					9
14	1					10
20	2					11
11	1					12
11	1					13
25	2					14
21	2					15
32	3					16
						17
709	60	2				18
						19
						20
25	4	1				21
28	7	1				22
11	4					23
39	9					24
12	2					25
1	3					26
						27
825	89	4				28
						29
885	94	4				30
						31
2303	105	8				32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426 Line No.: 9 Column: f

Penn Power (PP) shares ownership of certain substation structures and equipment serving jointly owned power plants with its parent, Ohio Edison Company (OE), Cleveland Electric Illuminating Company (CEI), and Toledo Edison Company (TE) as follows:

Plant	Line	PP%	OE%	CEI%	TE%
B. Mansfield #1	1	33.50	60.00	6.50	-
B. Mansfield #2	1	9.36	43.06	30.28	17.30
B. Mansfield #3	1	6.28	49.34	24.47	19.91
Beaver Valley #1	2	65.00	35.00	-	-
Beaver Valley #2	3	13.74	41.88	24.47	19.91
Edgewater	4	14.00	86.00	-	-
Mad River	5	40.00	60.00	-	-
Perry	6	5.24	30.00	44.85	19.91
W.H. Sammis	7	20.80	48.00	31.20	-

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	171,214	57,859	1,672
2	Additions During Year			
3	Purchases	3,838	627	28
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	3,838	627	28
6	Reductions During Year			
7	Retirements	985	56	1
8	Associated with Utility Plant Sold		1	
9	TOTAL Reductions (Enter Total of lines 7 and 8)	985	57	1
10	Number at End of Year (Lines 1 + 5 - 9)	174,067	58,429	1,699
11	In Stock	7,310	1,273	83
12	Locked Meters on Customers' Premises	768		
13	Inactive Transformers on System		821	29
14	In Customers' Use	165,965	56,335	1,587
15	In Company's Use	24		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	174,067	58,429	1,699

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 14 Column: b

The "In Customers' Use" data was adjusted in order to reconcile the total meters with the meters purchased and retired.

Schedule Page: 429 Line No.: 14 Column: c

The "In Customers' Use" data was adjusted in order to reconcile the total transformers with the transformers purchased and retired.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	15,275			167,804,430	167,804,430
2	Water Pollution Control Facilities		-6,555		32,766,513	32,766,513
3	Solid Waste Disposal Costs				16,101,669	16,101,669
4	Noise Abatement Equipment				329,577	329,577
5	Esthetic Costs				125,427	125,427
6	Additional Plant Capacity				1,278,392	1,278,392
7	Miscellaneous (Identify significant)				522,217	522,217
8	TOTAL (Total of lines 1 thru 7)	15,275	-6,555		218,928,225	218,928,225
9	Construction Work in Progress	8,230,352			11,122,003	11,122,003

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	9,644,904	9,644,904
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	7,184,115	7,184,115
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	1,644,058	1,644,058
6	Difference in Cost of Environmentally Clean Fuels	251,846	251,846
7	Replacement Power Costs	2,308,754	
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	21,033,677	18,724,923

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

Engineers' cost estimates were used for those facilities where actual production costs were not available. Expenses for lines 2 through 10 are not available for the Beaver Valley Power Plant nor are they available from the operating company of the Perry Power Plant.

Schedule Page: 431 Line No.: 11 Column: c

See above note.

INDEX

Schedule	Page No.

ANNUAL REPORT

OF

PENNSYLVANIA POWER COMPANY
(Exact Name of Respondent as Shown on Charter)

1 East Washington Street, P. O. Box 891, New Castle, Pennsylvania 16103
(Principal Business Office Address of Respondent)

TO THE

PENNSYLVANIA PUBLIC UTILITY COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2000

Harvey L. Wagner
(Officer having custody of general books of account)

Controller
(Title)

76 South Main Street Akron, Ohio 44308
(Address of office where general books of accounts are kept)

330-384-5296
Telephone Number

NOTICE TO THE ACCOUNTING OFFICER OF THE UTILITY
RECEIVING THIS REPORT FORM

ACTING UNDER THE AUTHORITY VESTED IN IT BY SECTION 504, OF THE PUBLIC UTILITY CODE 66, PA C.S., THE PENNSYLVANIA PUBLIC UTILITY COMMISSION HAS APPROVED THIS ANNUAL REPORT FORM AS THAT ON WHICH YOUR COMPANY SHALL REPORT ANNUALLY TO THE COMMISSION.

EXCERPTS FROM THE PUBLIC UTILITY CODE APPROVED JULY 1, 1978

SECTION 504:

Reports by Public Utilities. -- The Commission may require any public utility to file periodical reports, at such times, and in such form, and of such content, as the Commission may prescribe ***. All reports shall be under oath or affirmation when required by the Commission.

SECTION 501:

(c) Compliance.--Every public utility, its officers, agents and employees, and every other person or corporation subject to the provision of this part affected by or subject to any regulations or orders of the Commission or of any Court made, issued, or entered under the provisions of this part, shall observe, obey, and comply with such regulations or orders, and the terms and conditions thereof.

SECTION 3301:

Civil Penalties for Violations by Public Utilities. --(a) General Rule. If any public utility shall *** violate any of the provisions of this part; or shall do any matter or thing herein prohibited; or shall fail, omit, neglect, or refuse to perform any duty enjoined upon it by this part, or shall fail, omit, neglect, or refuse to obey, observe, and comply with any regulation or final direction, requirement, determination or order made by the Commission *** such public utility *** for such violation, omission, failure, neglect or refusal shall forfeit and pay to the Commonwealth of Pennsylvania a sum not exceeding One Thousand Dollars; to be recovered by an Action of Assumpsit instituted in the name of the Commonwealth of Pennsylvania in the Commonwealth Court In construing and enforcing the provisions of this section, the violation, omission, failure, neglect or refusal of any officer, agent or employee acting for or employed by any such public utility, person or corporation shall, in every case be deemed to be the violation, omission, failure, neglect, or refusal of such public utility, person or corporation.

(b) Continuing Offenses -- Each and every day's continuance in the violation of any regulation or final direction, requirement, determination or order of the Commission *** shall be a separate and distinct offense.

SECTION 3302:

Penalties for Violations by Officers, Agents or Employees -- Any person (whether or not an officer, agent, or employee, of any public utility) or any corporation, who or which shall knowingly fail, omit, neglect, or refuse to obey, observe, and comply with any regulation or final order, direction, or requirement of the Commission *** or who shall knowingly procure, aid, or abet any such violation, omission, failure, neglect, or refusal, shall be guilty of a misdemeanor, and upon conviction thereof, shall be sentenced to pay the costs of prosecution and a fine of not more than Five Thousand Dollars, or undergo imprisonment for not less than one month nor more than one year, or both, at the discretion of the court; and upon conviction of any subsequent offense shall be sentenced to pay the costs of prosecution and a fine of not more than Ten Thousand Dollars, or undergo imprisonment for not less than three months nor more than two years, or both, at the discretion of the court.

GENERAL INSTRUCTIONS

1 The word "respondent", wherever used in this report, means the person, firm, association or corporation in whose behalf the report is made

2 The respondent shall make its annual report on this form in duplicate and file the original, duly verified, with the Commission not later than March thirty-first of the year immediately following the reporting year. The remaining copy of the report is for respondent's files Additional copies shall be filed if required by the Commission

3 This form of annual report is prepared in conformity with the uniform systems of accounts prescribed by this Commission and all accounting words and phrases are to be interpreted in accordance with the said systems of accounts.

4 The spaces provided in this report are designed to be filled in on a typewriter having elite size type, and such a typewriter shall be used where available.

5 All entries shall be made in permanent ink Reports made out with pencil, in hectigraph impression, or by other means which does not result in a permanent record will not be accepted

6 Entries of a contrary or opposite character (such as decreases reported in a column providing for both increases and decreases) shall be shown in red ink, or in black if followed by the symbol "R"

7 Instructions should be carefully observed. Each question should be answered fully and accurately, whether or not it has been answered in a previous annual report, so that this annual report will, in all particulars, be complete in itself Reference to returns of previous years or to other reports shall not be made in lieu of required entries, except as otherwise specifically authorized

8 Where the word "none" truly and completely states the fact, it should be given to any particular inquiry Dates, where called for shall include the day, month and year Customary abbreviations may be used in stating dates

9 If any schedule does not apply to the respondent, such fact shall be shown on the schedule by the words "not applicable".

10 Wherever schedules call for figures of a previous year the figures reported must be consistent with those shown by the annual report of the previous year, or an appropriate explanation given of any differences

11 Additional statements inserted for the purpose of further explanation of accounts or schedules should be made on durable paper conforming to this form in size and width of margin, such inserts to be securely bound in the report All inserts shall bear the schedule numbers and titles of the schedules to which the inserts pertain Additional schedule forms will be furnished on request.

12 If the respondent makes a report for a period other than a calendar year, the beginning and end of the period covered must be clearly stated throughout the report in the spaces provided therefore.

13 The respondent shall file with this report a copy of its latest printed annual report to stockholders If its annual reports to stockholders are not printed, that fact should be stated at the bottom of this page

14 Omit cents in schedules so marked and adjust items to reconcile with totals Detailed schedules should agree with summary schedules

100 GENERAL INFORMATION

1. Name of State under the laws of which respondent is incorporated and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and date organized.
2. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.
3. State the classes of utility and other services furnished by respondent during the year in each state in which the respondent operated.

This information is furnished on page 101.

101 CONTROL OVER RESPONDENT

If any corporation, business trust, or similar organization, held control over the respondent at the end of the year, state name of the controlling corporation or organization, manner in which control was held and extent of control. If control was in a holding company organization show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiaries for whom the trust was maintained, and purpose of the trust. Give particulars as to any change during the year in control over respondent.

This information is furnished on page 102.

308 COAL RECEIVED DURING YEAR

1. Give below the details called for concerning coal received by respondent during the year.
2. Minor purchases from non-affiliated interests may be grouped by kinds of coal received.

	Received from (a)	Kind of Coal (b)	Quantity (Tons-2000 lbs.) (c)	Base Cost (d)	Freight (e)	Total Cost (f)	Cost Per Ton (g)
1	Mines of Respondent or Affiliated Interests:						
2	None						
3							
4							
5	Total						
6	Non-Affiliated Interests (Specify).						
7	(See attached page)						
8							
9							
10							
11							
12	Total						
13	Grand Total						

309 COAL MINED BY RESPONDENT OR AFFILIATED INTERESTS

1. Set forth below the details called for concerning all coal mined during the year by Respondent or by Affiliated interests, from which respondent received coal during the year as set forth on lines 2 to 5 above.
2. Specify in columns (b) to (g) the name of the mine or affiliated interest in the same order entered in the preceding schedule.

	Item (a)	(b)	(c)	(d)	(e)	(f)	(g)
1	Tons (2000 Lb) Mined During Year	None					
2	Operating Costs:						
3	Operation						
4	Royalties						
5	Depreciation						
6	Depletion						
7	Taxes						
8	Total						
9	Other Costs (Specify)						
10							
11							
12	Total						
13	Grand Total						
14	Average Cost Per Ton Mined						

308 Coal Received During Year
Year Ended 12-31-00

	B. Mansfield Plant-PP Portion		Bit Coal		Pet Coke			Sammis Plant-PP Portion		
	Total									
	TONS	DOLLARS	TONS	DOLLARS	TONS	DOLLARS		TONS	DOLLARS	
Jan.	98,021	$ 2,685,718	95,693	$ 2,638,464	2,328	$ 47,254	*	22,541	$ 540,187	***
Feb	82,655	$ 1,698,565	79,382	$ 1,632,130	3,273	$ 66,435	*	20,208	$ 513,002	***
Mar	106,547	$ 2,179,391	97,342	$ 1,990,637	9,205	$ 188,754	*	31,212	$ 771,524	***
Apr	92,371	$ 1,980,482	91,272	$ 1,935,176	1,099	$ 45,306	*	24,605	$ 651,286	***
May	102,319	$ 2,152,003	100,180	$ 2,107,634	2,139	$ 44,369	*	25,705	$ 671,012	***
Jun	43,433	$ 957,459	43,183	$ 951,294	250	$ 6,165	*	21,264	$ 565,371	***
Jul	48,419	$ 955,125	43,361	$ 848,717	5,058	$ 106,408	*	18,151	$ 474,725	***
Aug	91,068	$ 1,905,119	85,874	$ 1,795,648	5,194	$ 109,471	*	20,424	$ 532,463	***
Sep	83,818	$ 1,819,196	83,818	$ 1,816,206	-	$ 2,990	*	27,893	$ 782,605	***
Oct	106,980	$ 2,887,832	101,211	$ 2,818,389	5,769	$ 69,443	**	20,623	$ 845,783	****
Nov	102,826	$ 2,356,338	98,880	$ 2,292,553	3,946	$ 63,785	**	20,373	$ 451,237	****
Dec	74,747	$ 942,314	73,477	$ 942,152	1,270	$ 162	**	21,545	$ 546,542	****
	1,033,204	$ 22,519,542	993,674	$ 21,769,000	39,530	$ 750,542		274,544	$ 7,345,737	

* Based on M20 report (M20L104--USNR)purchases X ownership percent = to 16.38%
Total Based on PP Portion of Report G05G012
** Based on FMS Report purchases X ownership percent = to 16.38%
*** Based on PP Portion of Report G05G024
**** Based on FMS Report purchases X ownership percent = to 5.6522%

310 GENERATING STATION STATISTICS

(except nuclear generation)

1. If any plant is leased, operated under a license from the Federal Power Commission, or operated as a joint facility, indicate such facts by the use of asterisks and footnotes.
2. Specify if total plant capacity is reported in kva instead of kilowatts as called for on line 5.
3. If peak demand for 60 minutes is not available, give that which is available, specifying period.
4. If a group of employees attends more than one generating station, report on line 11 the approximate average number of employees assignable to each station.
5. If gas is used and purchased on a therm basis, the B.t.u. content of the gas should be given and the quantity of fuel consumed converted to M cu. ft.
6. If any plant is equipped with combinations of steam, hydro, internal combustion engine or gas turbine equipment, each should be reported as a separate plant. However, if a gas turbine unit functions in a combined operation with a conventional steam unit, the gas turbine should be included with the steam station.

Line No.	Item (a)	Plant (b)	Plant (c)	Plant (d)	Plant (e)	Plant (f)	Plant (g)	Plant (h)
1	Kind of plant (steam, hydro, int. comb., gas turb.)		This information is furnished on pages 402, 402.1, 403, 410 and 411.					
2	Type of plant construction (conventional, outdoor boiler, full outdoor, etc.)							
3	Year originally constructed							
4	Year last unit was installed							
5	Total inst. cap. (name plate ratings in kw)							
6	Net peak demand on plant-kilowatts (60 minutes)							
7	Plant hours connected to load							
8	Net continuous plant capability, kilowatts:							
9	(a) When not limited by condenser water							
10	(b) When limited by condenser water							
11	Average number of employees							
12	Net generation, exclusive of station use							
13								
14	Fuel: Kind							
15	Unit: (Coal-tons of 2,000 lb.) (Oil-barrels of 42 gals.)							
16	(Gas-M cu.ft.)							
17	Quantity (units) of fuel consumed							
18	Average heat content of fuel (B.t.u. per lb. of coal)							
19	per gal. of oil, or per cu. ft. of gas)							
20	Average cost of fuel per unit; as delivered							
21	f.o.b. plant							
22	Average cost of fuel per unit consumed							
23	Avg. cost of fuel consumed per million B.t.u.							
24	Avg. cost of fuel consumed per kwh net gen							
25	Average B.t.u. per kwh net generation							

311 NUCLEAR POWER GENERATING STATIONS

Report for each nuclear power generating station. (a) a brief explanatory statement concerning accounting for the cost of power generated including any attribution of excess costs to research and development expenses; (b) a brief explanation of the fuel accounting specifying the accounting methods and types of cost units used with respect to the various components of the fuel cost, and (c) such additional information as may be informative concerning the type of plant, kind of fuel used, and other physical and operating characteristics of the plant.

This information is furnished on pages 402, 402.1 and 403.

312 TRANSMISSION LINES

1. Report below each transmission line of 110,000 V. and over, and group those under 110,000 on line 1.
2. The type of supporting structure reported in column (d) shall indicate whether (1) single pole, wood or steel, (2) H-frame, wood or steel poles, (3) tower, or (4) underground construction. If a transmission line has more than one type of supporting structure indicate the mileage of each type of construction by the use of brackets and extra lines in the schedule. Minor portion of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
3. Report in columns (e) and (f) the total pole miles of each transmission line. It is intended that column (e) shall show the pole miles of line on structures the cost of which is reported for the line designated, and conversely, that column (f) shall show the pole miles of line on structures the cost of which is reported for another line. Pole miles of line on lease or partly owned structures shall be reported in column (f) with appropriate designation and footnote explaining the basis of such occupancy.
4. Designate any transmission line or portion of a transmission line held under any title other than full ownership and in a footnote state name of owner or co-owner, the nature of the respondent's title, and per cent ownership, if jointly owned.
5. Transmission line structures which also support a line of lower voltage shall be included with the line of higher voltage. Designate if such is not the case with respect to any transmission line reported in this schedule. Transmission line structures which also support a line of the same voltage shall be included with the line most appropriate. The pole miles of such structures for the line in which included shall be reported in column (e) and for the other line in column (f).

	LINE DESIGNATION		Voltage	Type of Supporting Structure	LENGTH (POLE MILES)		Number of Circuits	Wires Per Circuit
	From (a)	To (b)	(c)	(d)	On Structures of Line Designated (e)	On Structures of Another Line (f)	(g)	(h)
1								
2		This information is furnished on pages 422, 423, 422.1 and 423.1.						
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								

313 DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Watt-hour demand distribution meters should be included below but external demand meters should not be included.

	Item	Number of watt-hour meters	LINE TRANSFORMERS	
			Number	Total capacity (kva)
	(a)	(b)	(c)	(d)
1	Number at beginning of year	This information is furnished on page 429.		
2	Additions during year:			
3	Purchases			
4	Associated with utility plant acquired			
5	Total additions			
6	Reductions during year:			
7	Retirements			
8	Associated with utility plant sold			
9	Total reductions			
10	Number at end of year			
11	In stock			
12	Locked meters on customers' premises			
13	Inactive transformers on system			
14	In customers' use			
15	In company's use			
16	Total End Of Year (as above)			

314 LOAD STATISTICS DURING HOUR OF PEAK SALES TO ULTIMATE CUSTOMERS DURING YEAR

1. As used herein, the term "firm" power means power which one company undertakes to deliver to another as and when called for, including reserve capacity which the receiving company is committed to pay for whether or not deliveries are made.
2. In completing Section I, generating stations having capacities of less than 1,000 KW may be grouped by kinds, indicated the number of stations included in each grouping.
3. Column (c) under Sections II and III shall designate the kinds of power (such as firm, reserve, economy, dump, etc.) received or delivered during the peak hour. Separate entries shall be made for each kind of power received from each vendor or delivered to each vendor during the peak hour.
4. Column (d) shall show, as appropriate, the reliable production capacities of all generating stations owned and operated by respondent, the maximum kilowatts of firm power procurable by respondent, during the hour of peak sales, under all purchase and interchange contracts, and the maximum kilowatts of firm power deliverable by respondent, during the hour of peak sales, under all sales for resale and interchange contracts regardless of whether or not such stations or contracts constituted a part of the supply or distribution of power during the peak hour. If quantities of firm or reserve power are unlimited under a contract, state the maximum one-hour delivery or receipt thereunder during the past two years.
5. Designate affiliated interests under Section II and III by an asterisk following the name of the company.

HOUR OF PEAK SALES TO ULTIMATE CUSTOMERS DURING YEAR

Date: **June 13, 2000** Day of Week: **Tuesday** Hour: From **1300** to **1400**

Line	Particulars (a)	Kind of Station (Steam Hydro, etc) (b)	Name Plate Capacity of Stations (c)	Available Capacities (See Instr. 4) (d)	Kilowatts (e)
1	Generation (By Stations)				
2	W. H. Sammis Unit #7	Steam	129,580	125,000	125,000
3	Bruce Mansfield Plant #1	Steam	279,730	261,000	263,000
4	Bruce Mansfield Plant #2	Steam	78,160	73,000	73,000
5	Bruce Mansfield Plant #3	Steam	52,440	50,000	49,000
6	Beaver Valley Unit #1	Nuclear	577,405	527,000	524,000
7	Beaver Valley Unit #2	Nuclear	122,050	113,000	112,000
8	Perry Unit #1	Nuclear	65,630	65,000	--
9	SLTC: W.H. Sammis	Int. Combus	1,800	2,000	2,000
10	R. E. Burger	Int. Combus	1,080	1,000	1,000
11	Mad River	Comb. Turb.	10,080	9,000	7,000
12	Edgewater	Comb. Turb.	8,150	7,000	2,000
	West Lorain	Comb. Turb.	--	--	12,000 (a)
13	Total Generation		1,326,105	1,233,000	1,170,000
14	Purchase and Interchange Receipts		Kind of Power	**********	**********
	Penn Power's Share of Interchange		Non Firm		39,000
15	From Ohio Edison		Non Firm		--
16	From Cleveland Electric Illuminating		Non Firm		--
17	From Toledo Edison Company		Non Firm		--
18					
19					
20					
21					
22	Total Purchase and Interchange Receipts				39,000
23	Total Generation, Purchase & Interchange Receipts				1,209,000
24	Sales for Resale and Interchange Deliveries:		Kind of Power		**********
25	PEPCO		Firm		50,000
26	To Ohio Edison		Non Firm		32,000
32	To Cleveland Electric Illuminating Company		Non Firm		226,000
33	To Toledo Edison Company		Non Firm		31,000
34	Penn Power's Share of Interchange		Non Firm		5,000
35					
36	Total Sales for Resale and Interchange Deliveries				344,000
37	Balance Available for Sales to Ultimate Customers				865,000

HOUR OF PEAK SALES TO ULTIMATE CUSTOMERS DURING LIFETIME OF RESPONDENT

Date: **June 13, 2000** Day of Week: **Tuesday** Hour: From **1300** to **1400** KW Sales: **865,000**

(a) West Lorain was reported on AFRAP Report, although Penn Power does not have any ownership in the unit.

315 GENERATING STATION STATISTICS - JOINTLY OWNED OR OPERATED

1. If power was obtained by respondent during the year from a generating station operated by another entity solely for the benefit of respondent or for the mutual benefit of respondent and others, give below the information called for with respect to each such station.
2. Set forth in a footnote a brief description of the terms and conditions under which the station is operated, giving the name of the operating intermediary, if any, and the names of the mutual beneficiaries under the arrangement.
3. If any costs of operating a station, absorbed by respondent during the year were charged to accounts other than 555. Purchase Power, attach hereto a statement showing the complete accounting distribution of al costs absorbed by respondent, including any revenue or income derived by respondent, incident to the station operation.

	Item (a)	(b)
1	Kind of station (steam, hydro, etc.)	
2	Location	
3	Year station originally constructed	
4	Number of Units	
5	Year last unit installed	
6	Installed Generating Capacity - KW	
7	Owned by respondent	
8	Owned by affiliated interest	
9	Owned by others	
10	Total	
11	Maximum demand on station during year:	
12	By respondent	
13	By others	
14	Total	
15	Plant hours connected to load of respondent	
16	Net Generation (excluding station use)	
17	Original cost of plant (omit cents):	
18	Owned by respondent	
19	Owned by affiliated interests	
20	Owned by others	
21	Total	
22	Cost per KW of installed capacity	
23	Generating Costs	
24	Operating costs	
25	Fuel	
26	Other operating costs	
27	Maintenance	
28	Other	
29	Total	

	Item (c)	(b)
30	Fixed costs (State amounts and percentages)	
31	Interest or return on investment	
32	Depreciation	
33	Interest on working capital	
34	Other fixed costs	
35	Total	
36	Total Cost of Generation	
37	Fuel	
38	Kind	
39	Unit (Ton - 2000 lbs; gal.; M. Cu. Ft.; etc.)	
40	Average BTU per unit	
41	Quantity (Units) of fuel consumed	
42	Average cost per unit of fuel consumed	
43	Average cost per million BTU	
44	Fuel cost per net kwh generated	
45	Average BTU per kwh generated	
46	Kwh received by respondent	
47	Cost of power received by respondent	
48	Operting Costs	
49	Fixed Costs	
50	Total	

This information is furnished on pages 402, 402.1, 403, 410 and 411.

701-A CONSTRUCTION OVERHEADS

1. Report below the information called for concerning construction overheads for the year.
2. List I column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items.
3. On the lower section of this schedule furnish the requested explanatory information concerning construction overheads.
4. A respondent should not report "none" to this schedule if no overhead apportionments are made, but rather should explain on the lower section of this schedule that only such engineering, supervision and administrative costs, etc., which are directly chargeable to construction are charged to construction, if this is the case. Engineering, supervision, administrative, and interest costs, etc., which are first assigned to a blanked work order and when prorated to construction jobs shall be considered overheads for the purposes of formulating a response to this schedule.
5. Group the data by departments and show separate totals for each department.

Name of overhead (a)	Total overheads cleared to Construction (b)	Cost of construction to which overheads were charged (exclusive of overhead charges) (c)	Percent overheads to construction Cost (d)
Company Engineering & Supervision	$2,471,323	$38,499,494	6.42%
Contract Engineering by Outside Companies	0	38,499,494	0.00%
Total Engineering & Supervision	2,471,323		
Administrative and General	2,065,657	38,499,494	5.37%
Pensions, Benefit Costs 7 Payroll Taxes	2,132,779	5,017,251	42.51%
Total	$6,669,759		

701 - B GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead for ____________ plant, explain (a) nature of the engineering, supervisory, or administrative work, etc., the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) percentages applied to different types of construction, (e) basis of differentiation in percentages for different types of construction, and (f) amounts capitalized for each overhead for the year for which this report is submitted.

2. In addition to other information concerning engineering and superintendence or other such overheads, explain whether the amounts treated as overheads include all engineering and superintendence cost or only such portions as are not directly chargeable to specific jobs.

3. For interest during construction state the interest rate used, the basic charges to which applied, in addition to the amounts capitalized for the year for which this report is submitted.

This information is furnished on page 218 and footnote thereof.

702 MISCELLANEOUS GENERAL EXPENSES (Account 930)

Report below the information called for concerning items included in miscellaneous general expenses.
Show allocation to other departments, if any.

Line No.	Description of Item (a)	Amount (b)
	Industry association dues Nuclear power research expenses Other experimental and general research expenses Trustee, registrar, and transfer agent fees and expenses Publishing and distributing annual reports to stockholders Other expenses of servicing outstanding securities of utility National institutional advertising expenses Local institutional advertising expenses Directors' fees and expenses Other expenses (List major items)	
	This information is furnished on pages 335 and 335.1	
	TOTAL	

703 EMPLOYEE & PAYROLL STATISTICS

1. Section A shall be itemized according to the departmental payroll classification maintained by respondent at the end of the year. (For example, executive, accounting, treasury, engineering, etc.)

2. Operation and maintenance, under Section B, shall be summarized according to the functional groups of accounts prescribed in the Uniform Systems of Accounts applicable to respondent.

	Payroll Classification (a)	Number Beginning of year (b)	Number End of year (c)
1	Executive	2	3
2	Treasury and Legal	0	0
3	Marketing	66	0
4	Operations	323	230
5	Production	489	425
6	Disabled	5	2
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18	Totals	885	660

B. DISTRIBUTION OF SALARIES AND WAGES FOR YEAR (omit cents)

	Item (a)	Total (b)	Electric (c)	Department Distribution (d)	(e)	(f)
	Operation (by functional groups):					
19						
20		This information is furnished on pages 354 and 355.				
21						
22						
23						
24						
25						
26	Total					
27	Maintenance (by functional groups):					
28						
29						
30						
31						
32						
33	Total					
34	Construction					
35	Plant Removal					
36	Transportation					
37	Stores					
38	Other (Specify):					
39						
40						
41						
42	Grand Total					

704 CLASSIFICATION OF CUSTOMERS, UNITS SOLD AND OPERATING REVENUES BY TARIFF SCHEDULES

1. Show hereunder the details called for concerning Customers, M.C.F. Therms, or K.W.H. (indicate unit used) Sold, and Operating Revenues by Tariff Schedules.
2. Group the data by prescribed operating revenue accounts.
3. Column (e) shall reflect the average number of customers during the year based upon such customers during each month of the year.

Line No.	Tariff Pa P.U.C. Number (a)	Tariff Schedule Code No. or Letter (b)	Number of Customers			Sales During Year			Revenue	
			Beg. of Year (c)	End of Year (d)	Avg. Dur. Year (e)	Kwh (Unit) (f)	Operating Revenues (g)	KwH (Unit) per Customer (h)	Per Customer (i)	Per Unit (j)
1										
2										
3										
4			This information is furnished on pages 304, 310 and 311.							
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705 TERRITORY CHARTERED AND SERVED

1. Report by counties, all communities within respondent's chartered territory, having a population over 10,000. Classify the remaining communities in each county as "other".
2. Column (b) shall show only that population of the community served by respondent. Indicate by an asterisk in column (c) communities served in part by respondent and by other agencies.

Community (a)	Population Served By Respondent (b)	Also Servec By Others (c)	No of Customers Served By Respondent (d) (1)	Name of Other Agency Serving Same Community (e) (2)
Allegheny County				
Franklin Park Boro	10,109			Duquesne Light Company
Town of McCandless	28,781	*		Duquesne Light Company
Other	11,920	*		
Total Allegheny County	50,810			
Beaver County (Other)	25,497	*		Duquesne Light Company Ellwood City Borough Electric Department
Butler County				
Cranberry Township	14,816			
Other	30,144	*		West Penn Power Company Zelienople Borough Electric Department
Total Butler County	44,960			
Crawford County (Other)	10,085	*		Pennsylvania Electric Company Northwest Rural Electric Cooperative Assoc., Inc.
Lawrence County				
New Castle	28,334			
Other	65,577	*		Ellwood City Borough Electric Department New Wilmington Borough Electric Department Wampum Borough Electric Department
Total Lawrence County	93,911			
Mercer County				
Sharon	17,493			
Hermitage	15,300			
Other	88,210	*		Grove City Borough Electric Department
Total Mercer County	121,003			
Total	346,266		137,964	

(1) Customers by county are unavailable on the current computer system used by Penn Power.
(2) Electric Distribution Companies.A18

Commonwealth of Pennsylvania

} SS

County of Lawrence

We the undersigned Jeffrey A. Elser (Name of President or Other Chief Officer) President (Title)

and Harvey L. Wagner (Name of Officer in Charge of Accounts) Controller (Title)

of the Pennsylvania Power Company,

on our oath do severally say that the foregoing return has been prepared, under our direction, from the original books, papers and records of said company; that we have carefully examined the same and declare the same to be a complete and correct statement of the business and affairs of said company in respect to each and every matter and thing therein set forth to the best of our knowledge, information and belief; and we further say that no deductions were made before stating the gross earnings or receipts set forth except those shown in the foregoing accounts; and that the accounts and figures contained in the foregoing return embrace all of the financial transactions of said company during the period for which said return is made.

/s/ Jeffrey A. Elser
(President or Other Chief Officer)
President

/s/Harvey L. Wagner
(Name and Title of Officer in Charge of the Accounts)
Controller

Subscribed and sworn to before me this 27th

day of April 2001

/s/Karen L. Pope

Karen L. Pope
Stark County, State of Ohio

My Commission Expires January 16, 2005

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)

Item 1: [X] An Initial (Original) Submission OR [ ] Resubmission No. [illegible]

Item 2: [ ] An Original Signed Form OR [ ] Conformed Copy

Form Approved
OMB No. [illegible]
(Expires [illegible])

FORM No. 2
ANNUAL REPORT OF MAJOR NATURAL GAS COMPANIES

This report is [illegible] Sections [illegible] [illegible] [illegible] [illegible] [illegible]

Exact Legal Name of Respondent (Company): [illegible] Gas Company

Year of Report: [illegible]

FERC [illegible] (REV. 12-93)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Metropolitan Edison Company
Reading, Pennsylvania

We have audited the balance sheets of Metropolitan Edison Company as of December 31, 2000 and 1999, and the related statements of income for the years then ended, and the statements of retained earnings and of cash flows for the year ended December 31, 2000 included on pages 110 through 123.57 of the accompanying Federal Energy Regulatory Commission Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Edison Company as of December 31, 2000 and 1999, the results of its operations for the years then ended, and its changes in retained earnings and in cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is solely intended for the information and use of the board of directors and management of Metropolitan Edison Company and the Federal Energy Regulatory Commission.

PricewaterhouseCoopers LLP

January 31, 2001

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules ________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shall not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Metropolitan Edison Company		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 2800 Pottsville Pike, Reading, PA 19640-0001		
05 Name of Contact Person P.R. Chatman		06 Title of Contact Person Asst. Comptroller/Met-Ed
07 Address of Contact Person *(Street, City, State, Zip Code)* 310 Madison Avenue, Morristown, NJ 07962-1957		
08 Telephone of Contact Person, *Including Area Code* (973) 401-8236	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* 12/31/2000

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name P.R. Chatman	03 Signature P.R. Chatman	04 Date Signed *(Mo, Da, Yr)* 04/23/2001
02 Title Assistant Comptroller/Met-Ed		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	None
17	Electric Plant Held for Future Use	214	
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	
24	Materials and Supplies	227	None
25	Allowances	228-229	None
26	Extraordinary Property Losses	230	None
27	Unrecovered Plant and Regulatory Study Costs	230	None
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk	252	None
33	Other Paid-in Capital	253	
34	Discount on Capital Stock	254	None
35	Capital Stock Expense	254	None
36	Long-Term Debt	256-257	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	None
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	None
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	None
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	None
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	None
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	None
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	None
65	Generating Plant Statistics (Small Plants)	410-411	None
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	None
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[ ] Four copies will be submitted

[X] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

P. R. Chatman
Assistant Comptroller- Metropolitan Edison Company
310 Madison Avenue
Morristown, NJ 07962-1957

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Commonwealth of Pennsylvania
July 24, 1922

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service in the Commonwealth of Pennsylvania.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

GPU, Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	York Haven Power Company	Generation & Sales	100	
2	(Project No. 1888)	of Electricity		
3				
4	Met-Ed Preferred Capital, Inc.	Finance Subsidiary	100	(A)
5	Met-Ed Capital, L.P.	Finance Subsidiary	100	
6				
7	Saxton Nuclear Experimental Corporation (SNEC)	See Note (B)	32	(B)
8				
9	Met-Ed Preferred Capital II, Inc.	Finance Subsidiary	100	(C)
10	Met-Ed Capital II, L.P.	Finance Subsidiary	100	(D)
11	Met-Ed Capital Trust	Finance Subsidiary		
12				
13	(A) A Delaware corporation, that is the sole			
14	general partner of Met-Ed Capital, L.P.			
15	Met-Ed Preferred Capital, Inc. and			
16	Met-Ed Capital, L.P. were both			
17	dissolved April 17, 2000.			
18				
19	(B) Control of SNEC is through ownership of			
20	common stock as follows: Jersey Central			
21	Power & Light Company 44%, Metropolitan			
22	Edison Company 32%, and Pennsylvania			
23	Electric Company 24%. SNEC owns a small			
24	demonstration nuclear reactor that has			
25	been partially decommissioned.			
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	(C) A Delaware corporation, that is the sole			
2	general partner of Met-Ed Preferred			
3	Capital II, Inc.			
4				
5	(D) A Deleware limited partnership, that is			
6	the sole grantor of Met-Ed Capital			
7	Trust			
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	See Footnote Data for "Executive Compensation"		
2	which is limited to information filed with the		
3	Securities and Exchange Commission		
4	in the Company's 2000 Form 10-K.		
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Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

EXECUTIVE COMPENSATION

The following table sets forth remuneration paid to the Chief Executive Officer and the four other most highly compensated executive officers of JCP&L, Met-Ed and Penelec for the year ended December 31, 2000.

The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1999, 1998 and 1997.

Remuneration of Executive Officers

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	Long-Term Compensation Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compens-ation($)(1)	Securities Underlying Options Granted(#)	LTIP Payouts ($)(2)	All Other Compens-ation ($)
M. J. Chesser	2000	252,404	-	-	27,600	-	57,605(3)
President and Chief	1999	-	-	-	-	-	-
Executive Officer	1998	-	-	-	-	-	-
M. J. Connolly (4)	2000	185,385	25,000	-	6,500	-	15,319(5)
Vice President - Law	1999	168,846	105,000	-	1,400	-	9,398
	1998	150,000	35,000	-	-	-	6,782
R. S. Zechman	2000	184,615	-	-	6,300	33,432	29,172(6)
Vice President	1999	170,000	120,000	-	1,400	21,043	22,083
	1998	170,000	60,000	538	4,850	18,669	17,623
C. A. Mascari	2000	170,000	-	-	5,500	33,784	36,875(7)
Vice President -	1999	170,000	112,000	-	1,400	20,218	27,090
Technical Services	1998	170,000	50,000	-	4,850	21,002	20,762
C. Brooks	2000	170,000	-	-	5,200	33,960	22,943(8)
Vice President	1999	170,000	90,000	460	1,400	20,424	19,041
	1998	170,000	50,000	592	4,850	20,536	15,593

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Amounts reported in this column for the year 2000 represent each Named Executive Officer's 1995 performance-based restricted stock award that vested on June 4, 2000, at 90% of target, in accordance with the 1990 Stock Plan. The restricted units issued each year since 1995 under the 1990 Stock Plan have been performance based. Dividends are earned on the aggregate restricted units awarded under the 1990 Stock Plan and reinvested in additional units.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Amounts reported in this column for the years 1998 and 1999 consist of Performance Cash Incentive Awards paid on the 1993 and 1994 restricted unit awards, respectively, which vested under the 1990 Stock Plan. These amounts were designed to compensate recipients of restricted unit awards for the amount of federal and state income taxes that are payable upon vesting of such awards. There was no Performance Cash Incentive Award associated with the vesting of the restricted units awarded in 1995 that vested in 2000.

The aggregate number and value (based on the stock price per share at December 31, 2000) of unvested and deferred vested stock-equivalent restricted units (including reinvested dividend equivalents) at the end of 2000 were:

	Aggregate Units	Aggregate Value
M. J. Chesser	4,032	$148,428
M. J. Connolly	2,254	82,975
R. S. Zechman	8,125	299,102
C. A. Mascari	9,313	342,835
C. Brooks	7,572	278,744

(3) Consists of GPU's matching contributions under the non-qualified deferred compensation plan ($3,296), above-market interest accrued on the retirement portion of deferred compensation ($16), earnings on LTIP compensation not paid in the current year ($4,293), and signing bonus received upon employment ($50,000).

(4) Mr. Connolly was compensated by GPU Service, Inc. for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services.

(5) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,785), above-market interest accrued on the retirement portion of deferred compensation ($83), and earnings on LTIP compensation not paid in the current year ($3,651).

(6) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($5,385), above-market interest accrued on the retirement portion of deferred compensation ($1,036), and earnings on LTIP compensation not paid in the current year ($15,951).

(7) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,480), above-market interest accrued on the retirement portion of deferred compensation ($7,045), and earnings on LTIP compensation not paid in the current year ($18,550).

(8) Consists of GPU's matching contributions under the Savings Plan ($6,800), above-market interest accrued on the retirement portion of deferred compensation ($1,136), and earnings on LTIP compensation not paid in the current year ($15,007).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.

2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	F. D. Hafer **	300 Madison Avenue
2	Chairman of the Board	Morristown, NJ 07962-1911
3	Chief Executive Officer to April 16, 2000	
4		
5	R. L. Wise *** - Director to April 17, 2000; Resigned	2800 Pottsville Pike
6	President to April 17, 2000; Resigned	Reading, PA 19640-0001
7	Chief Operating Officer to April 17, 2000; Resigned	
8		
9	M. P. O'Flynn (A) - Director to May 15, 2000	2800 Pottsville Pike
10	Vice President - Finance & Rates and Comptroller	Reading, PA 19640-0001
11	Resigned Dec. 31, 2000	
12		
13	C. B. Snyder (A)	300 Madison Avenue
14		Morristown, NJ 07962-1911
15		
16	M. J. Chesser - Director; Elected April 17, 2000	2800 Pottsville Pike
17	Executive Committee April 17, 2000***	Reading, PA 19640-0001
18	President; April 17, 2000	
19	CEO; April 17, 2000	
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26	(A) Alternate to Executive Committee.	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
STOCK BOOK NOT CLOSED	Total: 859,500 By Proxy: 859,500	5-16-00 Morristown, NJ

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	859,500	859,500		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	859,500	859,500		
7	GPU, Inc.	859,500	859,500		
8	300 Madison Avenue				
9	Morristown, NJ 07962-1911				
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
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Name of Respondent	This Report Is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. None

3. None

4. None

5. None

6. Met-Ed has authorization from the Pennsylvania Public Utility Commission (PaPUC) to issue and sell up to $150 million of Senior Notes. The Company has authorization to issue through December 31,2002.

7. None

8. The Company's contract with the International Brotherhood of Electrical Workers (IBEW) was negotiated in 2000 (May) for a three year period which will end on April 30, 2003. The agreement provides for an annual base increase for all non-Meter Reader bargaining unit employees, and is as follows:

   May 1, 2000; 3.5% base wage increase
   May 1, 2001; 2.5% base wage increase
   May 1, 2002; 2.0% base wage increase

   The three year agreement also provides for two distinct and separate incentive compensation plans; one for non-Meter Readers and the other for Meter Readers, as follows:

   Non-Meter Reader ICP: For the year 2000 the award was 2% which was payable in March of 2001; however, since the Company goals were not achieved, no incentive compensation was paid. For the year 2001, the award will be 4%, which will be payable in March 2002, subject to performance. For the year 2002, the award will be 6%, which will be payable in March 2003, subject to performance.

   Meter Reader ICP: For the year 2000, the award for the months of January through April was 2%, which was payable in March 2001, and a 6% award for the months of May through December. Since Company goals were not achieved, no incentive compensation was paid for the months January through April. An incentive compensation payment was made in September 2000 for four months (May-August) at 6%. Another incentive compensation was made in January 2001 for a four month period (Sept-Dec). This payment was at 6% for the month of September and an average of 7.32% for the months of October through December. Thereafter, the Meter Reader ICP awards will be paid out on a quarterly basis, in the month following the quarter. The ICP percentage for the year 2001 will be 7% and for the year 2002 will be 8%,payable subject to performance.

   Lump sum payment was also received by the bargaining unit members in June 2000, and was $500 to all non-Meter Reader employees and $1,100 for all Meter Reader employees.

   Voluntary Enhanced Retirement Program: Met-Ed d/b/a GPU Energy and IBEW negotiated a Voluntary Enhanced Retirement Program (VERP) effective December 29, 2000. The VERP was offered to regular employees who were at least age fifty-five and had at least five years of creditable service as of March 31, 2001. This program will be applied retroactively to employees who retired or terminated (not for cause) on or

after December 1, 1999. The VERP will add five years to an employee's age and five years to an employee's creditable years of service for the purpose of calculating his or her pension benefit, in accordance with the existing provisions of the pension plan. To ensure continuity of operations and service, the company maintains the right to retain certain employees until March 31, 2002.

9. For information with respect to material legal proceedings, reference is made to Note 12(Commitments and Contingencies) of the Notes to Financial Statements beginning on Page 122.

10. None

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	1,499,464,839	1,534,592,618
3	Construction Work in Progress (107)	200-201	21,216,332	22,290,786
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		1,520,681,171	1,556,883,404
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	455,205,770	480,911,400
6	Net Utility Plant (Enter Total of line 4 less 5)		1,065,475,401	1,075,972,004
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	46,189	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		46,189	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,065,521,590	1,075,972,004
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	1,357,886	1,348,721
15	(Less) Accum. Prov. for Depr. and Amort. (122)		11,883	12,157
16	Investments in Associated Companies (123)		1	1
17	Investment in Subsidiary Companies (123.1)	224-225	32,753,650	23,703,599
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		59,241	1,531,266
21	Special Funds (125-128)		145,865,560	155,673,001
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		180,024,455	182,244,431
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)		261,843	394,860
25	Special Deposits (132-134)		159,772	204,720
26	Working Fund (135)		0	251,192
27	Temporary Cash Investments (136)		10,000,000	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		64,945,050	83,122,352
30	Other Accounts Receivable (143)		41,719,159	21,679,515
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		4,756,811	13,004,128
32	Notes Receivable from Associated Companies (145)		12,417,666	12,417,666
33	Accounts Receivable from Assoc. Companies (146)		59,809,294	42,313,946
34	Fuel Stock (151)	227	0	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	0	0
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	0	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		16,532,030	7,443,343
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		64[illegible],662	1,992,810
49	Rents Receivable (172)		3,6[illegible],419	4,054,469
50	Accrued Utility Revenues (173)		28,956,220	38,688,020
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		234,421,304	199,558,765

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		7,293,403	6,431,791
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,605,624,597	1,253,348,701
58	Prelim. Survey and Investigation Charges (Electric) (183)		13,391	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		798,422	621
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	33,091,473	25,984,350
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		5,750,813	5,273,579
66	Accumulated Deferred Income Taxes (190)	234	741,200,636	449,775,225
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		2,393,772,735	1,740,814,267
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		3,873,740,084	3,198,589,467

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	PROPRIETARY CAPITAL			
2	Common Stock Issued (201)	250-251	66,273,400	66,273,400
3	Preferred Stock Issued (204)	250-251	0	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	403,900,181	403,900,181
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	17,945,490	52,307,193
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	13,325,211	14,532,499
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		501,444,282	537,013,273
15	LONG-TERM DEBT			
16	Bonds (221)	256-257	540,890,000	490,890,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	103,092,800	103,092,800
19	Other Long-Term Debt (224)	256-257	39,479,005	41,480,080
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		31,297	27,385
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		683,430,508	635,435,495
23	OTHER NONCURRENT LIABILITIES			
24	Obligations Under Capital Leases - Noncurrent (227)		0	0
25	Accumulated Provision for Property Insurance (228.1)		864,127	731,587
26	Accumulated Provision for Injuries and Damages (228.2)		2,602,386	2,151,977
27	Accumulated Provision for Pensions and Benefits (228.3)		963,992	1,135,992
28	Accumulated Miscellaneous Operating Provisions (228.4)		5,907,368	4,462,286
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		10,337,873	8,481,842
31	CURRENT AND ACCRUED LIABILITIES			
32	Notes Payable (231)		0	46,600,000
33	Accounts Payable (232)		5,898,464	969,937
34	Notes Payable to Associated Companies (233)		10,309,280	0
35	Accounts Payable to Associated Companies (234)		119,946,685	74,188,920
36	Customer Deposits (235)		2,893,424	2,781,550
37	Taxes Accrued (236)	262-263	34,896,555	19,587,739
38	Interest Accrued (237)		16,755,476	14,375,027
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		846,771	1,199,160
43	Miscellaneous Current and Accrued Liabilities (242)		38,304,089	45,935,578
44	Obligations Under Capital Leases-Current (243)		0	0
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		229,850,744	205,637,911

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	DEFERRED CREDITS			
47	Customer Advances for Construction (252)		869,861	1,129,095
48	Accumulated Deferred Investment Tax Credits (255)	266-267	14,970,161	14,121,497
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	1,060,559,343	1,037,446,726
51	Other Regulatory Liabilities (254)	278	378,953,746	31,031,844
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	993,323,566	728,291,784
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,448,676,677	1,812,020,946
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		3,873,740,084	3,198,589,467

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 112 Line No.: 68 Column. d

The Notes to Financial Statements beginning on page 122 are an integral part of this Balance Sheet.

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	842,174,160	902,697,284
3	Operating Expenses			
4	Operation Expenses (401)	320-323	545,063,218	497,005,606
5	Maintenance Expenses (402)	320-323	21,767,520	47,520,566
6	Depreciation Expense (403)	336-337	57,687,679	87,546,685
7	Amort. & Depl. of Utility Plant (404-405)	336-337	1,902,333	1,010,128
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)		-7,882,818	453,208
13	Taxes Other Than Income Taxes (408.1)	262-263	42,163,279	38,497,549
14	Income Taxes - Federal (409.1)	262-263	11,353,828	-2,444,373
15	- Other (409.1)	262-263	3,799,156	-1,394,798
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	531,129,840	174,500,433
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	513,373,101	108,828,555
18	Investment Tax Credit Adj. - Net (411.4)	266	-848,664	-2,415,471
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		708,527,906	730,544,562
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		133,646,254	172,152,722

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
842,174,160	902,697,284					2
						3
545,063,218	497,005,606					4
21,767,520	47,520,566					5
57,687,679	87,546,685					6
1,902,333	1,010,128					7
						8
						9
						10
						11
-7,882,818	453,208					12
42,163,279	38,497,549					13
11,353,828	-2,444,373					14
3,799,156	-1,394,798					15
531,129,840	174,500,433					16
513,373,101	108,828,555					17
-848,664	-2,415,471					18
						19
						20
						21
						22
708,527,906	730,544,562					23
133,646,254	172,152,722					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		133,646,[illegible]4	172,152,722
26	Other Income and Deductions			
27	Other Income			
28	Nonutility Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		1,183,818	234,817
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		446,900	145,907
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)		-275	-275
34	Equity in Earnings of Subsidiary Companies (418.1)	119	1,661,930	2,653,103
35	Interest and Dividend Income (419)		16,518,431	5,595,703
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		4,030,481	411,043
38	Gain on Disposition of Property (421.1)		5,131	2,274,090
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		22,952,616	11,022,574
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		575,471	296,241
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	8,507,051	22,819,937
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		9,082,522	23,116,178
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	1,719	16,919
47	Income Taxes-Federal (409.2)	262-263	4,746,183	109,157,043
48	Income Taxes-Other (409.2)	262-263	1,283,762	34,602,729
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	1,913,931	116,151,438
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	-2,860,406	247,723,994
51	Investment Tax Credit Adj.-Net (411.5)			-9,728,052
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		10,806,001	2,476,083
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		3,064,093	-14,569,687
55	Interest Charges			
56	Interest on Long-Term Debt (427)		37,889,467	42,492,273
57	Amort. of Debt Disc. and Expense (428)		518,489	542,374
58	Amortization of Loss on Reaquired Debt (428.1)		402,202	539,822
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340	6,798,599	15,053,101
62	Other Interest Expense (431)	340	9,710,494	4,879,986
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		476,790	1,047,788
64	Net Interest Charges (Enter Total of lines 56 thru 63)		54,842,461	62,459,768
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		81,867,886	95,123,267
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		81,867,886	95,123,267

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 114 Line No.: 72 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Income.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		-3,608,558
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		80,205,956
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		
30	Dividends Declared-Common Stock (Account 438)		
31			-25,000,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-25,000,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		454,642
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		52,052,040

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39	Comprehensive Income		
40	Beginning Balance		21,362,773
41	Net unrealized loss on investment		-21,295,378
42	Minimum pension liability		-3,517
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		63,878
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		191,275
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		255,153
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		52,307,193
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		13,325,211
50	Equity in Earnings for Year (Credit) (Account 418.1)		1,661,930
51	(Less) Dividends Received (Debit)		454,642
52			
53	Balance-End of Year (Total lines 49 thru 52)		14,532,499

Schedule Page: 118 Line No.: 48 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Retained Earnings.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	81,867,886
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	73,157,000
5	PaPUC restructuring rate orders	-44,580,000
6	Gain on sale of investments	575,000
7		
8	Deferred Income Taxes (Net)	22,482,000
9	Investment Tax Credit Adjustment (Net)	-799,000
10	Net (Increase) Decrease in Receivables	6,555,000
11	Net (Increase) Decrease in Inventory	
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	-14,759,000
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	-28,000
17	(Less) Undistributed Earnings from Subsidiary Companies	1,663,000
18	Other, Net	-20,392,677
19	Special deposits and prepayments	9,044,000
20	Due to/from affiliates	-28,104,000
21	Nonutility generation contract buyout costs	-1,250,000
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	82,161,209
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-58,424,000
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Contributions to decommissioning trusts	-8,700,000
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-67,124,000
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	3,519,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other, net	
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-63,605,000
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Increase/(decrease) in notes payable, net	46,600,000
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	46,600,000
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-50,000,000
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	-24,772,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-28,172,000
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-9,615,791
87		
88	Cash and Cash Equivalents at Beginning of Year	10,261,843
89		
90	Cash and Cash Equivalents at End of Year	646,052

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 10 Column: b

Includes Provision for Doubtful Accounts of $ 18,511,000.

Schedule Page: 120 Line No.: 18 Column: b

Includes Change in Regulatory Assets, net of $ 15,941,000.

Schedule Page: 120 Line No.: 90 Column: b

Supplemental Disclosure for 2000 Statement of Cash Flows:

$ 53,553,000	Interest Paid
$ 44,435,000	Income Taxes Paid
$ 0	New Capital Lease Obligations Incurred

Reconciliation of Cash and Cash Equivalents at end of year with related accounts in the Balance Sheet:

$ 394,860	Cash (line 24)
$ 0	Temporary Cash Investment (line 27)
$ 251,192	Working Funds (Line 26)
$ 646,052	Total Cash and Cash Equivalents at end of year

Note: The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Cash Flows.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These electric utilities are conducting business under the name GPU Energy and considered together are referred to as the "GPU Energy companies." GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU Electric's foreign utility companies include Midlands Electricity plc (conducting business as GPU Power UK); Empresa Distribuidora Electrica Regional S.A. (Emdersa); and GPU GasNet. GPU Power, Inc. and its subsidiaries (GPU Power) develop, own and operate generation facilities in foreign countries. Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies; GPU Diversified Holdings LLC; and GPU Nuclear, Inc. (GPUN). All of these companies considered together are referred to as "GPU."

In 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to Singapore Power International (SPI). In addition, GPU, Inc. sold GPU International, Inc. (GPUI) to Aquila Energy Corporation (Aquila). This sale included GPUI's interests in six domestic electric generating plants, and one development stage project. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS

Certain reclassifications of prior years' data have been made to conform with the current presentation. The GPU Energy companies' accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the Pennsylvania Public Utility Commission (PaPUC) and the New Jersey Board of Public Utilities (NJBPU). GPU's accounting records also comply with the Securities and Exchange Commission's (SEC) rules and regulations.

CONSOLIDATION

The GPU consolidated financial statements include the accounts of its wholly-owned subsidiaries and any affiliates in which it has a controlling financial interest (generally evidenced by a greater than 50% ownership interest). All significant intercompany transactions and accounts are eliminated in consolidation. GPU also uses the equity method of accounting for investments in affiliates in which it has the ability to exercise significant influence.

GPU began accounting for GPU Power UK as a consolidated entity in the third quarter

of 1999, following its acquisition of the remaining 50% ownership interest from Cinergy Corp. (Cinergy).

REGULATORY ACCOUNTING

Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," applies to regulated utilities that have the ability to recover their costs through rates established by regulators and charged to customers. The GPU Energy companies' transmission and distribution operations are currently accounted for under the provisions of FAS 71. In accordance with FAS 71, GPU has deferred certain costs pursuant to actions of the NJBPU and PaPUC and is recovering or expects to recover such costs in regulated rates charged to customers. Regulatory assets and liabilities are reflected net in the Deferred Debits and Other Assets section of the Consolidated Balance Sheets. For additional information about regulatory assets and liabilities, see Note 12, Commitments and Contingencies.

With the receipt of the NJBPU Summary Restructuring Order (Summary Order) in 1999 and the PaPUC Restructuring Orders (Restructuring Orders) in 1998, GPU determined that the GPU Energy companies' electric generation operations no longer met the criteria for the continued application of FAS 71, and therefore adopted, for that portion of its business, the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" and Emerging Issues Task Force Issue 97-4 (EITF)(Issue 97-4), Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71."

CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards No. 52 (FAS 52), "Foreign Currency Translation," balance sheet accounts of foreign operations are translated from foreign currencies into US dollars at year-end rates, while income statement accounts are translated at the average month-end exchange rates for the relevant period. The resulting translation adjustments are included in Accumulated other comprehensive income/(loss), net of deferred taxes, on the Consolidated Balance Sheets. Gains and losses resulting from foreign currency transactions are included in Net Income.

REVENUES

GPU recognizes operating revenues for services rendered to the end of the relevant accounting period. Therefore, the electric operating revenues of GPU Electric and the GPU Energy companies include an estimate for unbilled revenues.

MYR recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation. MYR charges selling, general and administrative costs, including indirect costs associated with maintaining district offices, to expense as incurred.

Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised. Significant claims are included in revenue in accordance with industry practice.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents amounts billed in excess of revenues recognized.

CLASSIFICATION OF CURRENT ASSETS AND CURRENT LIABILITIES

The length of MYR's contracts vary, with some larger contracts exceeding one year. In accordance with industry practice, MYR includes in current assets and current liabilities amounts realizable and payable under contracts which may extend beyond one year.

DEFERRED COSTS

JCP&L recovers its prudently incurred generation-related costs, including nonutility generation (NUG) costs, through a Basic Generation Service (BGS) charge and a Market Transition Charge (MTC), and defers any differences between actual costs and amounts recovered from customers through rates. Met-Ed and Penelec use deferred accounting for the above-market portion of NUG costs which are collected through the Competitive Transition Charge (CTC).

On November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking recovery of their power purchase costs in excess of established rate caps. Currently, Met-Ed and Penelec do not have authority to defer these costs for future recovery. The PaPUC consolidated this petition for consideration with the GPU/FirstEnergy Corp. (FirstEnergy) merger proceeding, which establishes a May 2001 date for a PaPUC order in both cases, based on the current merger procedural schedule.

UTILITY PLANT

Prior to the sale of the Oyster Creek Nuclear Generation Station (Oyster Creek) in 2000, the plant was written down to its sale price of $10 million. All other utility plant, including the GPU Energy companies' remaining generation plants, and additions are valued at cost. The assets of acquired companies are carried at their fair value as of the acquisition date, less accumulated depreciation.

DEPRECIATION

GPU generally provides for depreciation at annual rates determined and revised periodically, on the basis of studies, to be sufficient to depreciate the original cost of depreciable property over estimated remaining service lives, which are generally longer than those employed for tax purposes.

These rates, on an aggregate composite basis, resulted in annual rates as follows:

	GPU	JCP&L	Met-Ed	Penelec
2000	3.16%	3.30%	2.87%	2.72%
1999	2.96%	2.94%	3.01%	2.81%
1998	3.43%	3.65%	3.53%	3.25%

GPU GasNet uses the volumetric depreciation method to amortize the cost of its gas pipeline.

AMORTIZATION POLICIES

Accounting for TMI-2 and Forked River Investments:

At December 31, 2000, $55 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's investment in Three Mile Island Unit 2 (TMI-2). JCP&L is collecting annual revenues for the amortization of TMI-2 of $9.6 million. This level of revenue will be sufficient to recover the remaining investment by 2008. Met-Ed and Penelec have collected all of their TMI-2 investment attributable to retail customers. At December 31, 2000, $48 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's Forked River project. JCP&L is collecting annual revenues for the amortization of this project of $11.2 million, which will be sufficient to recover its remaining investment by 2006. Because JCP&L has not been provided revenues for a return on the unamortized balances of the damaged TMI-2 facility and the cancelled Forked River project, these investments are being carried at their discounted present values.

Nuclear Fuel:

Prior to the sale of Three Mile Island Unit 1 (TMI-1) in 1999 and Oyster Creek in 2000, the GPU Energy companies amortized nuclear fuel on a unit-of-production basis and rates were determined and periodically revised to amortize the cost of the fuel over its useful life.

At December 31, 2000 and 1999, the liability of the GPU Energy companies for future contributions to the Federal Decontamination and Decommissioning Fund for the cleanup of uranium enrichment plants operated by the Federal Government amounted to $22 million (JCP&L $14 million; Met-Ed $5 million; Penelec $3 million) and $25 million (JCP&L $15 million; Met-Ed $7 million; Penelec $3 million), respectively, and is primarily reflected in Deferred Credits and Other Liabilities - Other. Annual contributions, which began in 1993, are being made over a 15-year period. JCP&L is recovering these costs from customers through its BGS and MTC rates. Met-Ed and Penelec are not recovering these costs in rates.

Goodwill:

Goodwill, resulting from GPU's purchase of various businesses, is recorded on the Consolidated Balance Sheets and amortized to expense, on a straight-line basis, over its useful life not to exceed 40 years. Goodwill amortization expense amounted to $54.7 million, $51.6 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively. GPU periodically reviews undiscounted projections of future cash flows from operations to assess whether any potential intangible impairment exists on its goodwill. For additional information of goodwill resulting from acquisitions, see Note 7, Acquisitions.

NUCLEAR FUEL DISPOSAL FEE

The GPU Energy companies are providing for estimated future disposal costs for spent nuclear fuel at Oyster Creek and TMI-1 in accordance with the Nuclear Waste Policy Act of 1982. The GPU Energy companies entered into contracts in 1983 with the US Department of Energy (DOE) for the disposal of spent nuclear fuel. For a discussion of the DOE's current inability to begin acceptance of spent nuclear fuel from the GPU Energy companies and other standard contract holders, see Note 12, Commitments and Contingencies.

The total liability under these contracts, including interest, at December 31, 2000, all of which relates to spent nuclear fuel from nuclear generation through April 1983, amounted to $210.1 million (JCP&L $157 million; Met-Ed $35.4 million; Penelec $17.7 million), and is reflected in Deferred Credits and Other Liabilities - Other. As the actual liability is substantially in excess of the amount recovered to date from ratepayers, the GPU Energy companies have reflected such excess in Regulatory assets, net.

The distribution rates presently charged to customers provide for the collection of these costs, plus interest, over a remaining period of seven years for JCP&L. For Met-Ed and Penelec, these costs are a component of their respective CTC. The GPU Energy companies' current rates provide for the recovery of costs for spent nuclear fuel disposal costs resulting from nuclear generation subsequent to April 1983.

INCOME TAXES

GPU files a consolidated federal income tax return. All participants are jointly and severally liable for the full amount of any tax, including penalties and interest, which may be assessed against the group.

Deferred income taxes, which result primarily from purchase accounting adjustments, liberalized depreciation methods, deferred costs, decommissioning funds and discounted Forked River and TMI-2 investments, reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. Investment tax credits (ITC) are amortized over the estimated service lives of the related facilities.

CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS

The carrying amounts of Temporary cash investments, Special deposits, Securities due within one year and Notes payable on the Consolidated Balance Sheets approximate fair value due to the short period to maturity. The carrying amounts of the Nuclear decommissioning trusts and Nuclear fuel disposal trust, whose assets are invested in cash equivalents and debt and equity securities, also approximate fair value.

DERIVATIVE INSTRUMENTS

GPU's use of derivative instruments is intended to manage the risk of price, interest rate and foreign currency fluctuations. GPU does not intend to hold or issue derivative instruments for trading purposes.

Commodity Derivatives:

The GPU Energy companies use New York Mercantile Exchange (NYMEX) futures and Over-the-Counter (OTC) forward contracts and options on forward contracts to manage the risk of fluctuations in the market price of electricity. The GPU Energy companies also manage the natural gas requirements of certain NUG facilities that generate and sell energy to JCP&L under long-term contracts. These commodity derivatives qualify for hedge accounting treatment under current accounting rules since price movements of the commodity derivatives are highly correlated with the underlying hedged commodities and the transactions are designated as hedges at inception. Accordingly, under the deferral method of accounting, gains and losses related to commodity derivatives are recognized in Power purchased and interchanged in the Consolidated Statements of Income when the hedged transaction closes or if the commodity derivative is no longer sufficiently correlated. Prior to income or loss recognition, deferred gains and losses relating to these transactions are recorded in Current Assets or Current Liabilities in the Consolidated Balance Sheets.

Interest Rate Swap Agreements:

Penelec and GPU Electric (through GPU GasNet and GPU Power UK) use interest rate swap agreements to manage the risk of increases in variable interest rates. As of December 31, 2000, these agreements covered approximately $528 million (Penelec $50 million; GPU Electric $478 million) of debt, and were scheduled to expire on various dates through June 2006. Differences between the amounts paid and received under interest rate

swaps are recorded as adjustments to the interest expense of the underlying debt since the swaps are related to specific assets, liabilities or anticipated transactions. All of the agreements effectively convert variable rate debt to fixed rate debt. For the year ended December 31, 2000, fixed rate interest expense exceeded variable rate interest by approximately $0.3 million (Penelec $0.1 million; GPU Electric $0.2 million).

Currency Swap Agreements:

GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings (Avon). These swap agreements effectively convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. As of December 31, 2000, these currency swap agreements covered £517 million (US $850 million) of debt. Interest expense would have been £37.8 million (US $57.3 million) as compared to £38.6 million (US $58.4 million) for the year ended December 31, 2000 had these agreements not been in place.

ENVIRONMENTAL LIABILITIES

GPU may be subject to loss contingencies resulting from environmental laws and regulations, which include obligations to mitigate the effects on the environment of the disposal or release of certain hazardous wastes and substances at various sites. GPU records liabilities (on an undiscounted basis) for hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated and adjusts these liabilities as required to reflect changes in circumstances.

STATEMENTS OF CASH FLOWS

For the purpose of the consolidated statements of cash flows, temporary investments include all unrestricted liquid assets, such as cash deposits and debt securities, with maturities generally of three months or less. Cash flows are reported using the US dollar equivalent of the functional currencies in effect at the time of the cash transaction. The effect of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item on the Consolidated Statements of Cash Flows.

Avon and GPU Power UK have a formal agreement with a United Kingdom bank, under which they maintain available cash balances in a number of subsidiary bank accounts and an overdraft in the main GPU Power UK operating account. The overdraft balance was $276.5 million as of December 31, 2000, while total cash at GPU Power UK was $314.3 million. Since GPU Power UK manages the overdraft balance in such a way that it does not exceed the available cash balances in the other associated accounts, no interest or fees are paid under this arrangement. In effect, GPU Power UK uses the overdraft facility to utilize the available cash in the other bank accounts. The overdraft position and the offsetting cash balances subject to this arrangement are shown on the Consolidated Balance Sheets in Bank overdraft and Cash and temporary cash investments, respectively.

2. SHORT-TERM BORROWING ARRANGEMENTS

At December 31, 2000 and 1999, short-term debt outstanding consisted of the following:

		2000		1999	
Company	Facility	Balance Outstanding (in millions)	Weighted Avg. Rate	Balance Outstanding (in millions)	Weighted Avg. Rate

GPU, Inc.	Bank Loans	$ 113	7.2%	$ 123	7.0%
JCP&L	Bank Loans	2	7.0	-	-
	Commercial Paper	27	7.4	-	-
Met-Ed	Commercial Paper	47	6.8	-	-
Penelec	Commercial Paper	56	6.7	54	6.9
MYR	Bank Loans	36	7.2	-	-
GPU Electric	Bank Loans	476	7.0	366	6.1
	Commercial Paper/ Medium Term Notes	724	8.0	1,218	6.5
	Total	$1,481		$1,761	

GPU's weighted average interest rate on the short-term borrowings was 7.5% and 6.5% at December 31, 2000 and 1999, respectively.

GPU has various credit facilities in place, the most significant of which are discussed below. These credit facilities generally provide GPU bank loans at negotiated market rates. In addition, commitment fees or facility fees are determined by market rates at the time the facility is put in place, and can change based on the borrower's current bond rating.

In recent months, certain aspects of California's restructuring plan have created instability and price volatility in the electricity market, negatively affecting the California electric utilities. These utilities have defaulted on various contractual and financial obligations and have experienced rapid deterioration of their credit quality. Reaction of the financial markets, which did not anticipate the rapid deterioration of the California utilities' financial condition, has included a careful review of overall credit exposure to the electric utility industry.

Furthermore, Met-Ed's and Penelec's energy cost exposure related to their provider of last resort (PLR) obligation in Pennsylvania has negatively affected Met-Ed's and Penelec's earnings. Consequently, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions. The credit facilities that expire in 2001 include: $465 million available to GPU, Inc. and the GPU Energy companies under a $250 million revolving credit agreement and various committed bank lines of credit; $1 billion under GPU Capital, Inc.'s (GPU Capital) senior revolving credit agreement; $180 million under GPU Australia Holdings, Inc.'s (GPU Australia Holdings) senior revolving credit agreement; and $366 million under EI UK Holdings, Inc.'s two year term loan agreement.

In addition, primarily as a result of these conditions (the companies' PLR exposure and the negative publicity surrounding the California utilities), in early 2001 Met-Ed and Penelec began experiencing difficulty in selling their commercial paper with maturities longer than overnight. Under normal circumstances, they issue commercial paper having maturities of up to 30 days or longer, if desired. As a result, Met-Ed and Penelec have temporarily withdrawn from the commercial paper market, and instead have resorted to borrowing against their various bank lines of credit.

GPU, Inc. and GPU Energy companies

GPU, Inc. and the GPU Energy companies have available $465 million of short-term borrowing facilities, which include a $250 million revolving credit agreement and various bank lines of credit. In addition, GPU, Inc., JCP&L, Met-Ed and Penelec can issue commercial paper in amounts of up to $100 million, $150 million, $75 million and $100 million, respectively. From these sources, GPU, Inc. has regulatory authority to have $250 million outstanding at any one time. JCP&L, Met-Ed and Penelec are limited by their

charters or SEC authorization to $266 million, $150 million and $150 million, respectively, of short-term debt outstanding at any one time. As of December 31, 2000, GPU, Inc. and the GPU Energy companies had $113 million and $132 million (JCP&L $29 million; Met-Ed $47 million; Penelec $56 million), respectively, of short-term debt outstanding.

GPU Electric

GPU Capital has a $1 billion 364-day senior revolving credit agreement due in November 2001 supporting the issuance of commercial paper for its $1 billion commercial paper program, which has been established to fund GPU, Inc. and GPU Electric acquisitions. GPU, Inc. has guaranteed GPU Capital's obligations under this program. At December 31, 2000 and 1999, $633 million and $768 million was outstanding under this commercial paper program, respectively, and included in Notes payable on the Consolidated Balance Sheets. In early 2001, GPU Capital refinanced the majority of this outstanding commercial paper through its standby revolving credit agreement.

GPU Electric has a $150 million credit facility due in May 2002 to accommodate short-term borrowing needs. The facility is guaranteed by GPU, Inc. and there were no outstanding borrowings as of December 31, 2000.

GPU Australia Holdings has $180 million available under its senior revolving credit facility, which expires in November 2001. This facility is guaranteed by GPU, Inc. In 2000, GPU Australia Holdings borrowed $176 million under this facility, which is included in Notes payable on the Consolidated Balance Sheet, to repay all outstanding obligations under its $180 million commercial paper program. There were no outstanding borrowings under this revolving credit facility as of December 31, 1999.

The above-mentioned GPU Australia Holdings commercial paper program is supported by GPU, Inc. credit facilities and GPU, Inc. has also guaranteed all obligations under this program. At December 31, 1999, $182 million was outstanding under this commercial paper program and included in Notes payable on the Consolidated Balance Sheet. No borrowings were outstanding at December 31, 2000.

In August 2000, GPU GasNet entered into a A$750 million (US $417 million) commercial paper program to refinance maturing bank debt. In addition, GPU GasNet established a A$750 million (US $417 million) credit facility to serve as a backstop for this commercial paper program. At December 31, 2000, there was A$250 million (US $139 million) of commercial paper outstanding under this program and included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount of commercial paper on a long-term basis.

GPU Power UK maintains a £150 million (approximately US $224 million) revolving credit facility with six banks for working capital purposes, which expires at various dates through June 2005. At December 31, 2000 and 1999, there was £60 million (US $90 million) and £87 million (US $140 million) outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

In addition, GPU Power UK maintains an ongoing £75 million (US $112 million) bank facility for working capital purposes. Outstanding borrowings are collateralized by portions of trade accounts receivable. At December 31, 2000 and 1999, £75 million (US $112 million) and £75 million (US $121 million) was outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

MYR

MYR maintains a $50 million revolving credit facility, which expires in November

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

2003, of which up to $10 million is available for the issuance of standby letters of credit. As of December 31, 2000, $36 million was outstanding under this facility and included in Notes payable on the Consolidated Balance Sheet.

3. LONG-TERM DEBT

At December 31, 2000 and 1999, long-term debt outstanding consisted of the following:

GPU, Inc. and Subsidiary Companies

2000	Maturities	Interest Rates	Total Debt Outstanding (in millions)	Due Within One Year (in millions)
GPU Energy companies, GPUS & GPU, Inc.:				
First mortgage bonds	2001-2027	5.35-9.20%	**$1,695** (1)	**$ 40**
Senior notes	2002-2019	5.75-7.77%	**441** (2)	-
Other long-term debt	2001-2039	7.05-7.69%	**334**	**22**
GPU Electric:				
Bank loans	2001-2014	5.98-10.5%	**1,184**	**912**
Bonds	2002-2008	7.38-7.46%	**983**	-
Commercial paper/Medium term notes	2001-2003	5.98-10.5%	**222** (3)	-
GPU Power	2003-2022	4.5-9.5%	**39**	**7**
Total			**$4,898**	**$ 981**

(1) Amount is less unamortized net discount of $3.1 million.

(2) Amount is less unamortized net discount of $1.6 million.

(3) Amount includes $139 million of Australian commercial paper, which is included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount on a long-term basis.

1999	Maturities	Interest Rates	Total Debt Outstanding (in millions)	Due Within One Year (in millions)
GPU Energy companies & GPUS:				
First mortgage bonds (a)	2000-2027	5.35-9.48%	$1,785 (1)	$ 90
Senior notes	2004-2019	5.75-6.63%	348 (2)	-
Other long-term debt	2000-2039	6.76-7.69%	34	-
GPU Electric:				
Bank loans	2000-2014	4.16-6.56%	2,264	475
Bonds	2002-2008	7.38-7.46%	1,092	-
Medium term notes	2001-2002	6.33%	263	-
GPUI Group	20[illegible]0-2022	4.5 -7%	46	5

Total	$3,832	$ 570

(1) Amount is less unamortized net discount of $2.8 million.

(2) Amount is less unamortized net discount of $1.8 million.

JCP&L

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.04% due 2000	$ -	$ 40,000
6.45% due 2001	40,000	40,000
9% due 2002	50,000	50,000
6.375% due 2003	150,000	150,000
7.125% due 2004	160,000	160,000
6.78% due 2005	50,000	50,000
8.25% due 2006	50,000	50,000
6.85% due 2006	40,000	40,000
7.90% due 2007	40,000	40,000
7.125% due 2009	6,300	6,300
7.10% due 2015	12,200	12,200
9.20% due 2021	50,000	50,000
8.55% due 2022	30,000	30,000
8.82% due 2022	12,000	12,000
8.85% due 2022	38,000	38,000
8.32% due 2022	40,000	40,000
7.98% due 2023	40,000	40,000
7.5% due 2023	125,000	125,000
8.45% due 2025	50,000	50,000
6.75% due 2025	150,000	150,000
Subtotal	1,133,500	1,173,500
Amounts due within one year	(40,000)	(40,000)
Unamortized net discount	(2,511)	(2,752)
Total	1,090,989	1,130,748
Other long-term debt (excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$1,093,987	$1,133,760

Met-Ed

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.2% due 2000	$ -	$ 30,000
9.48% due 2000	-	20,000
8.05% due 2002	30,000	30,000
6.6% due 2003	20,000	20,000
7.22% due 2003	40,000	40,000
9.1% due 2003	30,000	30,000
6.34% due 2004	40,000	40,000
6.77% due 2005	30,000	30,000
7.35% due 2005	20,000	20,000
6.36% due 2006	17,000	17,000
6.40% due 2006	33,000	33,000

6.00% due 2008	8,700	8,700
6.1% due 2021	28,500	28,500
8.6% due 2022	30,000	30,000
8.8% due 2022	30,000	30,000
6.97% due 2023	30,000	30,000
7.65% due 2023	30,000	30,000
8.15% due 2023	60,000	60,000
5.95% due 2027	13,690	13,690
Subtotal	490,890	540,890
Amounts due within one year	-	(50,000)
Unamortized net discount	(27)	(31)
Total	490,863	490,859
Other long-term debt (excludes amounts due within one year of $27 for 2000 and $25 for 1999)	5,997	6,024
Total long-term debt	$496,860	$496,883

Penelec

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.125% due 2007	$ 4,110	$ 4,110
6.55% due 2009	-	-
5.35% due 2010	12,310	12,310
5.35% due 2010	12,000	12,000
5.80% due 2020	20,000	20,000
6.05% due 2025	25,000	25,000
Subtotal	73,420	73,420
Amounts due within one year	-	-
Unamortized net discount	(8)	(10)
Total	73,412	73,410
Senior Notes - Series as noted:		
6.42% due 2002	25,000	-
6.47% due 2002	25,000	-
5.75% due 2004	125,000	125,000
7.50% due 2005	8,000	-
6.125% due 2009	100,000	100,000
7.77% due 2010	35,000	-
6.625% due 2019	125,000	125,000
Subtotal	443,000	350,000
Unamortized net discount	(1,597)	(1,781)
Total	441,403	348,219
Other long-term debt		

(excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$517,813	$424,641

(a) Substantially all of the utility plant owned by the GPU Energy companies is subject to the liens of their respective mortgages.

For the years 2001, 2002, 2003, 2004 and 2005, GPU has long-term debt maturities as follows:

(in millions)

Company	2001	2002	2003	2004	2005
JCP&L	$ 40	$ 50	$150	$160	$50
Met-Ed	-	30	90	40	50
Penelec	-	50	-	125	8
GPU Electric	912	436	176	11	12
GPU Power	7	7	6	6	2
GPU, Inc.	-	-	-	-	300
GPUS	22	-	-	-	-
Total	$981	$573	$422	$342	$422

At December 31, 2000, EI UK Holdings, Inc. had long-term debt outstanding of £245 million (US $366 million) under its £245 million credit facility, a portion of which is guaranteed by GPU, Inc.

As discussed in Note 2, Short-Term Borrowing Arrangements, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions.

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to GPU for debt of the same remaining maturities and credit qualities. The estimated fair value of GPU's long-term debt, including amounts due within one year, as of December 31, 2000 and 1999 is as follows:

(in millions)

	2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
JCP&L	**$1,134**	**$1,125**	$1,174	$1,139
Met-Ed	**497**	**504**	547	532
Penelec	**518**	**497**	424	392
GPU Electric	**2,389**	**2,469**	3,619	4,186
GPU Power	**39**	**35**	46	41
GPU, Inc.	**299**	**300**	-	-
GPUS	**22**	**22**	22	22

Total	$4,898	$4,952	$5,832	$6,312

4. PREFERRED SECURITIES

Cumulative Preferred Stock: (a)

JCP&L

Cumulative preferred stock, without par value, 15,600,000 shares authorized, 748,334 and 965,000 shares issued and outstanding in 2000 and 1999, respectively.

	(in thousands) 2000	1999
Cumulative preferred stock - with mandatory redemption (b)(c)(d):		
8.65% Series J, 333,334 and 500,000 shares at 12/31/00 and 12/31/99, respectively	$33,333	$50,000
7.52% Series K, 290,000 and 340,000 shares at 12/31/00 and 12/31/99, respectively	29,000	34,000
Subtotal	62,333	84,000
Amounts due within one year (d)	(10,833)	(10,833)
Total cumulative preferred stock - with mandatory redemption	$51,500	$73,167
Cumulative preferred stock - without mandatory redemption (c)(e):		
4% Series, 125,000 shares, callable at $106.50 a share	$12,500	$12,500
Premium on cumulative preferred stock	149	149
Total cumulative preferred stock - without mandatory redemption	$12,649	$12,649

(a) In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of cumulative preferred stock for $12.5 million and $17.4 million, respectively. At December 31, 2000 and 1999, the GPU Energy companies were authorized to issue 37,035,000 of cumulative preferred stock. If dividends on any of the cumulative preferred stock of JCP&L are in arrears for four quarters, the holders of cumulative preferred stock, voting as a class, are entitled to elect a majority of the Board of Directors until all dividends in arrears have been paid. If JCP&L has failed to pay dividends in full on any outstanding shares of cumulative preferred stock, thereafter and until dividends in full on all such shares of cumulative preferred stock have been paid, or declared and set apart for payment, for all past quarterly dividend periods, JCP&L shall not redeem any cumulative preferred stock unless all the shares of cumulative preferred stock outstanding are redeemed and shall not purchase or otherwise acquire for value any shares of cumulative preferred stock except in accordance with an offer (which may vary with respect to shares of different series) made to all holders of share of cumulative preferred stock.

(b) The 7.52% and 8.65% Series are callable at various prices above their stated values beginning in 2002 and 2000, respectively. Pursuant to mandatory sinking fund provisions, the 7.52% Series is to be redeemed ratably over the next fourteen years. The 8.65% Series is to be redeemed ratably over the next four years.

(c) During 2000, JCP&L redeemed $5 million stated value of its 7.52% cumulative preferred stock and $16.7 million stated value of its 8.65% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. During 1999, JCP&L redeemed all of its outstanding shares of 7.88% cumulative preferred stock with a stated value of $25 million and $5 million stated value of its 7.52% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. JCP&L's total redemption cost for 2000 and 1999 was $21.7 million and $30.9 million, respectively.

(d) The shares with mandatory redemption have redemption requirements of $10.8 million for each year of the next four years, and $2.5 million in year five. The fair value of the preferred stock with mandatory redemption, including amounts due within one year, based on market price quotations at December 31, 2000 and 1999, was $65.6 million and $86.5 million, respectively.

(e) The outstanding shares of preferred stock without mandatory redemption are callable at various prices above their stated values. At December 31, 2000, JCP&L could call the 4% Series for $13.3 million.

Subsidiary-Obligated Mandatorily Redeemable Preferred Securities:

JCP&L Capital, L.P., Met-Ed Capital, L.P. and Penelec Capital, L.P. are special-purpose partnerships in which a subsidiary of JCP&L, Met-Ed and Penelec, respectively, is the sole general partner. In 1995, JCP&L Capital, L.P. issued $125 million at 8.56% (5 million shares at $25 per share) of mandatorily redeemable preferred securities (MIPS) and in 1994, Met-Ed Capital, L.P. and Penelec Capital, L.P. issued $100 million at 9% (4 million shares at $25 per share) and $105 million at 8.75% (4.2 million shares at $25 per share), respectively, of MIPS. The proceeds were loaned to JCP&L, Met-Ed and Penelec, respectively, which, in turn, issued their deferrable interest subordinated debentures to the partnerships. In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of MIPS for $100 million and $105 million, respectively. At December 31, 2000, JCP&L's outstanding shares of MIPS had a fair value of $122.2 million.

The MIPS of JCP&L Capital, L.P. mature in 2044 and are redeemable at the option of JCP&L beginning in May of 2000 at 100% of their principal amount. JCP&L has fully and unconditionally guaranteed payment of distributions, to the extent there is sufficient cash on hand to permit such payments and legally available funds, and payments on liquidation or redemption of its Preferred Securities. Distributions on the MIPS (and interest on the subordinated debentures) may be deferred for up to 60 months, but JCP&L may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

Subsidiary-Obligated Trust Preferred Securities:

In 1999, Met-Ed Capital Trust, a wholly-owned subsidiary of Met-Ed, issued $100 million of trust preferred securities (Met-Ed Trust Preferred Securities) at 7.35%, due 2039. The sole assets of Met-Ed Capital Trust are the 7.35% Cumulative Preferred Securities of Met-Ed Capital II, L.P. (Met-Ed Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Met-Ed Partnership Preferred Securities. Each Met-Ed Trust Preferred Security represents a Met-Ed Partnership Preferred Security. Met-Ed Capital II, L.P. is a wholly-owned subsidiary of Met-Ed and the sponsor of Met-Ed Capital Trust. The sole assets of Met-Ed Capital II, L.P. are Met-Ed's 7.35% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Met-Ed has fully and unconditionally guaranteed the Met-Ed Partnership Preferred Securities, and, therefore, the Met-Ed Trust Preferred Securities.

million of trust preferred securities (Penelec Trust Preferred Securities) at 7.34%, due 2039. The sole assets of Penelec Capital Trust are the 7.34% Cumulative Preferred Securities of Penelec Capital II, L.P. (Penelec Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Penelec Partnership Preferred Securities. Each Penelec Trust Preferred Security represents a Penelec Partnership Preferred Security. Penelec Capital II, L.P. is a wholly-owned subsidiary of Penelec and the sponsor of Penelec Capital Trust. The sole assets of Penelec Capital II, L.P. are Penelec's 7.34% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Penelec has fully and unconditionally guaranteed the Penelec Partnership Preferred Securities, and, therefore, the Penelec Trust Preferred Securities.

The fair value of the Met-Ed and Penelec Trust Preferred Securities at December 31, 2000 was $96.5 million and $97 million, respectively.

5. STOCKHOLDERS' EQUITY

The following table presents information relating to the common stock ($2.50 par value) of GPU, Inc.:

	2000	1999	1998
Authorized shares	**350,000,000**	350,000,000	350,000,000
Issued shares	**132,783,338**	132,783,338	132,783,338
Reacquired shares	**13,343,387**	11,017,798	4,787,657
Outstanding shares	**119,439,951**	121,765,540	127,995,681
Outstanding restricted units	**312,520**	283,602	268,360
Outstanding stock options	**1,175,069**	389,250	335,950

In 2000, GPU, Inc. reacquired 2.8 million shares of common stock at a total cost of $71.9 million.

At December 31, 2000 and 1999, the following issues of common stock were outstanding:

	(in thousands) 2000	1999
GPU, Inc.		
Common stock, par value $2.50 per share	**$331,958**	$331,958
JCP&L		
Common stock, par value $10 per share, 16,000,000 shares authorized, 15,371,270 shares issued and outstanding	**$153,713**	$153,713
Met-Ed		
Common stock, no par value, 900,000 shares authorized, 859,500 shares issued and outstanding	**$ 66,273**	$ 66,273
Penelec		
Common stock, par value $20 per share,		

5,400,000 shares authorized, 5,290,596 shares issued and outstanding	$105,812	$105,812

Pursuant to the 1990 Employee Stock Plan (as restated to reflect amendments through June 1, 2000), awards may be granted in the form of incentive stock options, nonqualified stock options, restricted shares of common stock, performance units and stock appreciation rights, which may accompany options.

In 2000, GPU, Inc. granted stock options to officers and selected employees to purchase 722,700 shares at $29.25 per share. During the year, 17,100 of these options were forfeited leaving a total of 705,600 outstanding at December 31, 2000. Also in 2000, as part of the acquisition of MYR, options held by MYR employees to purchase MYR stock were converted to 97,524 options to purchase GPU, Inc. common stock. The average exercise price of the 97,524 options is $9.93 per share and 6,305 of these options were exercised at an average price of $4.90 during 2000. No additional options were exercised in 2000. In 1999, GPU, Inc. granted stock options to officers to purchase 90,600, 1,000 and 1,000 shares at $42.9375, $34.50 and $34.6875 per share, respectively. In 1998, GPU, Inc. granted stock options to officers to purchase 305,950 and 30,000 shares at $36.625 per share and $44.25 per share, respectively. In 2000, 7,300 and 3,700 options exercisable at $36.625 and $42.9375 per share, respectively, were forfeited. No options were exercised in 1999 and 1998.

At December 31, 2000 and 1999, there were 274,892 and 101,607 options exercisable at weighted average exercise prices of $32.66 and $37.38 per option, respectively. There were no options exercisable at December 31, 1998. All options, other than the MYR converted options have an exercise price equal to the fair market per share value of GPU, Inc. common stock on the grant date. All options vest in three equal annual installments, have a 10-year term and are exercisable in accordance with the terms set forth in the Stock Option Agreement. In the event of a change in control of GPU during the option term (which would include GPU, Inc.'s proposed merger with FirstEnergy), all options would immediately become exercisable. The weighted-average remaining contractual life of options outstanding as of December 31, 2000 was 8.7 years.

The weighted average fair value of options granted during 2000, 1999 and 1998 was $4.60, $6.60 and $4.41 per option, respectively. The options were valued using the Black-Scholes pricing model. For the years 2000, 1999 and 1998, the assumptions used in these valuations were as follows: a risk-free rate of return of 6.38%, 6.14% and 5.70%, respectively; a stock price volatility of 23.5%, 20.21% and 17.36%, respectively; an average dividend yield of 5.71%, 5.42% and 5.67%, respectively; and the exercise of all options on the final day of their 10-year terms.

Also pursuant to the 1990 Employee Stock Plan, in 2000, 1999 and 1998, GPU, Inc. issued performance units to officers and selected employees representing rights to receive shares of common stock, on a one-for-one basis, at the end of the restriction period. The number of shares eventually issued will depend upon the degree to which GPU's performance goals have been met for the performance period and could range from 0% to 200% of the originally awarded units plus additional units resulting from reinvested dividend equivalents. These performance units vest on a pro-rata basis over three or five years. In the event of a change in control of GPU during the performance period (which would include GPU, Inc.'s proposed merger with FirstEnergy), all performance units would immediately vest within the range of 100% to 200% of the original units awarded.

Since 1997, pursuant to the Deferred Stock Unit Plan for Outside Directors, restricted units were issued to outside directors representing rights to receive shares of GPU, Inc. common stock, on a one-for-one basis. All restricted units are considered common stock equivalents and, accordingly, are reflected in the computation of diluted

Penelec	2000	1999
Net unrealized gain on investments (1)	$ 23	$ 10,619
Minimum pension liability	-	-
Accumulated other comprehensive income	$ 23	$ 10,619

(1) The change in the net unrealized gain on investments includes the reclassification of previously unrealized gains totaling $31.8 million (Met-Ed $21.2 million; Penelec $10.6 million), from Accumulated other comprehensive income to Regulatory assets, net on the Consolidated Balance Sheets. See Nuclear Plant Retirement Costs section of Note 12, Commitments and Contingencies.

The components of the change in accumulated other comprehensive income/(loss), and the related tax effects, for the years 2000, 1999 and 1998 are as follows:

	(in thousands)		
GPU, Inc. and Subsidiary Companies	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gains/(loss) on investments	$(38,042)	$ 17,263	$(20,779)
Foreign currency translation adjustments	(43,240)	15,134	(28,106)
Adjustment for amounts included in income	(5,813)	2,035	(3,778)
Net change in accumulated other comprehensive income	(49,053)	17,169	(31,884)
Minimum pension liability	(6,183)	2,563	(3,620)
Total change in accumulated other comprehensive income/(loss)	$(93,278)	$ 36,995	$(56,283)
1999			
Net unrealized gains on investments	$ 12,516	$(4,680)	$ 7,836
Adjustment for amounts included in income	(1,998)	-	(1,998)
Net change in accumulated other comprehensive income	10,518	(4,680)	5,838
Foreign currency translation adjustments	19,735	(6,907)	12,828
Adjustment for amounts included in income	1,586	(555)	1,031
Net change in accumulated other comprehensive income	21,321	(7,462)	13,859
Minimum pension liability	8,957	(3,691)	5,266
Total change in accumulated other comprehensive income/(loss)	$ 40,796	$(15,833)	$ 24,963
1998			
Net unrealized gains on investments	$ 13,235	$(4,248)	$ 8,987
Foreign currency translation adjustments	(23,295)	8,233	(15,062)
Adjustment for amounts included in income	8,737	(3,136)	5,601
Net change in accumulated other comprehensive income/(loss)	(14,558)	5,097	(9,461)
Minimum pension liability	(2,605)	1,071	(1,534)
Total change in accumulated other comprehensive income/(loss)	$(3,928)	$ 1,920	$(2,008)

(in thousands)
Amount Income Tax Amount

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	Before Taxes	(Expense) Benefit	Net of Taxes
JCP&L			
2000			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(26)	11	(15)
Total change in accumulated other comprehensive income/(loss)	$ (26)	$ 11	$ (15)
1999			
Net unrealized gain on investments	$ 7	$ -	$ 7
Minimum pension liability	718	(293)	425
Total change in accumulated other comprehensive income/(loss)	$ 725	$ (293)	$ 432
1998			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(718)	293	(425)
Total change in accumulated other comprehensive income/(loss)	$ (718)	$ 293	$ (425)

(in thousands)

	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
Met-Ed			
2000			
Net unrealized gain on investments	$(36,312)	$ 15,016	$(21,296)
Minimum pension liability	(6)	3	(3)
Total change in accumulated other comprehensive income/(loss)	$(36,318)	$ 15,019	$(21,299)
1999			
Net unrealized gain on investments	$ 7,388	$ (3,073)	$ 4,315
Minimum pension liability	901	(373)	528
Total change in accumulated other comprehensive income/(loss)	$ 8,289	$ (3,446)	$ 4,843
1998			
Net unrealized gain on investments	$ 6,990	$ (2,842)	$ 4,148
Minimum pension liability	(196)	81	(115)
Total change in accumulated other comprehensive income/(loss)	$ 6,794	$ (2,761)	$ 4,033

(in thousands)

	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
Penelec			
2000			
Net unrealized gain on investments	$(18,173)	$ 7,577	$(10,596)
Minimum pension liability	-	-	-
Total change in accumulated other comprehensive income/(loss)	$(18,173)	$ 7,577	$(10,596)

1999			
Net unrealized gain on investments	$ 3,708	$ (1,607)	$ 2,101
Minimum pension liability	282	(117)	165
Total change in accumulated other comprehensive income/(loss)	$ 3,990	$ (1,724)	$ 2,266
1998			
Net unrealized gain on investments	$ 3,470	$ (1,406)	$ 2,064
Minimum pension liability	(73)	30	(43)
Total change in accumulated other comprehensive income/(loss)	$ 3,397	$ (1,376)	$ 2,021

6. ACCOUNTING FOR EXTRAORDINARY AND NON-RECURRING ITEMS

GPU PowerNet Sale (2000):

In June 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to SPI for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US $137.8 million) of medium term notes. A significant portion of the net proceeds from the sale were used to repay debt in 2000, and the remaining proceeds have been placed in a trust and will be used to further reduce debt. As a result of the sale, GPU recorded in Operating Income on the Consolidated Statement of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million ($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss. During the fourth quarter 2000, there was a change in the estimated tax benefits, which reduced GPU's after-tax loss on the sale to $276.6 million, or $2.28 per share.

GPU International, Inc. (GPUI) Sale (2000):

In December 2000, GPU, Inc. sold GPUI to Aquila for $225 million. The sale included GPUI's interests in six domestic operating plants and one development stage project. The net proceeds from the sale were used primarily to reduce debt at GPU Capital.

As a result of the sale, GPU realized a pre-tax gain of $133 million ($89.2 million after-tax, or $0.73 per share).

Restructured Power Purchase Agreement (2000):

In June 1998, Onondaga Cogeneration L.P. (Onondaga), a GPUI independent power project, and Niagara Mohawk Power Corporation (NIMO) renegotiated their existing power purchase agreement and entered into a 10-year indexed swap agreement and power put.

In September 2000 (prior to the sale of GPUI), Onondaga terminated its rights under the power put thereby terminating all agreements Onondaga had with NIMO to sell energy and capacity under the restructured power purchase agreement. As a result, in 2000, a net pre-tax gain of $42.8 million ($27.8 million after-tax, or $0.23 per share) was recorded in Other Income and Deductions on the Consolidated Statement of Income, as follows: the deferred gain of $86.7 million pre-tax related to the restructured power purchase agreement with NIMO was recognized in income; and the indexed swap agreement was marked to market and the associated deferred revenue was taken to income resulting in a pre-tax gain of $90.8 million. In addition, as a result of terminating the power put with NIMO and based on information supplied by an outside independent expert, management determined that the Onondaga plant would not operate on an economically profitable basis in the merchant generation market, and that the equipment would be technologically obsolete. As the result of an impairment test performed under Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to Be Disposed Of," using the undiscounted cash flows of the plant's operations, management determined that the plant was impaired, and the carrying value of the plant was written down by $69.1 million pre-tax. Also, as a result of the termination of Onondaga's rights under the power put, a review of firmly committed long-term executory gas transportation contracts was performed and the contracts were determined to be out of market, which resulted in a charge to income of $65.6 million. Management's analysis utilized gas and energy pricing supplied by an independent expert.

In addition, in 2000 a pre-tax charge of $2.5 million ($1.6 million after-tax, or $0.01 per share) was recorded in other operation and maintenance expense for settlement amounts paid in connection with the termination of Onondaga's steam supply agreement.

<u>PaPUC Phase II Order (2000)</u>:

On December 20, 2000, the PaPUC issued a Phase II Order providing a final determination of Met-Ed's and Penelec's stranded cost recovery related to the divestiture of their generating assets. The net impact of the Phase II Order was a credit to income of $66.1 million pre-tax (Met-Ed $44.6 million; Penelec $21.5 million), or $40.8 million after-tax (Met-Ed $32 million; Penelec $8.8 million), or $0.34 per share, the major components of which are discussed below.

As a result of the sales of their generating facilities in 1999, Met-Ed and Penelec recognized a pension curtailment gain (per Statement of Financial Accounting Standards No. 88 (FAS 88), "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions"), associated with employees who were terminated from the companies at the time of the sale. This gain, which amounted to $50.5 million pre-tax (Met-Ed $26.2 million; Penelec $24.3 million), was deferred pending the outcome of the Phase II proceedings. Upon receipt of the Phase II Order, the deferred gain was recognized in income.

In their Phase II filings, Met-Ed and Penelec requested recovery of an additional $303.8 million (Met-Ed $226.3 million; Penelec $77.5 million) of stranded costs. The Phase II Order disallows recovery of $27.9 million (Met-Ed $16 million; Penelec $11.9 million) of this amount. However, Met-Ed and Penelec anticipated a disallowance of a portion of their stranded costs, and established a reserve of $24.9 million (Met-Ed $18.7 million; Penelec $6.2 million) in 1999. Therefore, in 2000, the remaining disallowance of $3 million pre-tax (Met-Ed $(2.7) million; Penelec $5.7 million) was (credited)/charged to income.

Met-Ed requested recovery of stranded costs associated with its leasehold interest in the Merrill Creek Reservoir project. The Phase II Order granted Met-Ed full recovery of these costs. Met-Ed had previously recorded liabilities which were reversed upon review of the Phase II Order. In addition, during the proceedings, certain estimates and assumptions used in calculating the lease expense were revised. The reversal of related liabilities and the changes in estimates and assumptions resulted in a credit to income of $13.8 million pre-tax.

The Phase II Order deferred a decision on Met-Ed's requested rate increase in 2006 for future consideration. The Order also requires Met-Ed and Penelec to seek a ruling from the Internal Revenue Service (IRS) approving the credit to ratepayers of unamortized investment tax credits and excess deferred income tax benefits associated with their divested generating stations, which were recognized in operating income in 1999. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income.

Generation Asset Divestiture (2000 and 1999):

GPU Energy companies

During 2000 and 1999, the GPU Energy companies completed the sales of substantially all their electric generating facilities. The PaPUC has made a final determination of Met-Ed's and Penelec's stranded cost recovery, as discussed above. The NJBPU, however, has deferred making a final determination of the net proceeds and stranded cost recovery related to JCP&L's generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In August 2000, JCP&L sold Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $10 million. As a result of the sale, a non-recurring gain of $16.5 million, or $0.13 per share, was recognized in income for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale. If JCP&L receives an IRS ruling that supports returning these tax benefits to ratepayers, JCP&L would then reduce its stranded costs by this amount and record a corresponding charge to income. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant and JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage cost (up to a maximum of $88 million), including the fuel reload, for the refueling outage completed in November 2000. Outage costs of approximately $88 million were incurred, and are presently being reviewed by GPU. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001. As discussed below, the Oyster Creek plant was written down to its fair market value in 1999.

In 1999, the GPU Energy companies sold TMI-1 to AmerGen for a total purchase price of approximately $100 million. The sale did not have a significant impact on 1999 earnings since TMI-1 had been written down to its fair market value in 1998, resulting in a loss of $528.3 million pre-tax (JCP&L $133.1 million; Met-Ed $270.7 million; Penelec $124.5 million), which was deferred as a regulatory asset.

Penelec sold its 50% interest in the Homer City Station to a subsidiary of Edison Mission Energy for approximately $900 million in 1999. As a result, Penelec recorded a pre-tax gain of $38.2 million ($22.6 million after-tax, or $0.18 per share) for the portion of the gain related to wholesale operations and deferred as a regulatory liability the remaining pre-tax gain of $590.7.

Penelec sold its 20% interest in the Seneca Pumped Storage Hydroelectric Generating Station to The Cleveland Electric Illuminating Company for $43 million in 1999. The sale resulted in a pre-tax gain of $2 million ($1.2 million after-tax, or $0.01 per share) for the portion of the gain related to wholesale operations and the deferral of the remaining pre-tax gain of $30.2 million as a regulatory liability.

In addition, during 1999 the GPU Energy companies completed the sales of their remaining fossil fuel and hydroelectric generating facilities to Sithe Energies (Sithe) for approximately $1.6 billion (JCP&L $416 million; Met-Ed $641 million; Penelec $558 million) (JCP&L's Forked River combustion turbines and 50% interest in Yards Creek, as well as Met-Ed's York Haven hydroelectric station, were not included in the sales). The sales resulted in a pre-tax gain of $22.9 million (Met-Ed $2.4 million; Penelec $20.5 million), or $13.4 million after-tax (Met-Ed $1.4 million; Penelec $12 million), or $0.11 per share, for the portion of the gain related to wholesale operations, and deferral of the remaining pre-tax gain of $706.5 million (Met-Ed $389.1 million; Penelec $317.4 million) as a regulatory liability.

GPU Power UK

Prior to GPU's purchase of the 50% of GPU Power UK it did not already own, GPU Power UK sold its electric supply business to National Power plc for approximately $300 million. As a result, in 1999 GPU recorded a pre-tax gain on the sale of $10.5 million ($6.8 million after-tax, or $0.05 per share).

<u>JCP&L Restructuring Order (1999)</u>:

In 1999, the NJBPU issued a Summary Order regarding JCP&L's unbundling, stranded cost and restructuring filings. Accordingly, in 1999 JCP&L discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to its electric generation operations. The transmission and distribution operations of JCP&L continue to be subject to the provisions of FAS 71.

In 1999, JCP&L recorded a reduction in operating revenues of $115 million ($68 million after-tax, or $0.54 per share) relating to the Summary Order. This reduction reflects JCP&L's obligation to refund to customers 5% from rates in effect as of April 30, 1997. The refund will be made to customers from August 1, 2002 through July 31, 2003.

Since JCP&L is no longer subject to FAS 71 for the generation portion of its business, GPU performed an impairment test on Oyster Creek in accordance with FAS 121. Management determined that JCP&L's net investment in Oyster Creek, including plant, nuclear fuel and materials and supplies inventories, was impaired. This investment was written down by a total of $678 million pre-tax in 1999 to reflect the plant's fair market value. This impairment, which was recorded as an extraordinary deduction, was reversed and re-established as a regulatory asset since the NJBPU Summary Order provides for rate recovery.

<u>Pennsylvania Restructuring Orders (1998)</u>:

In 1998, Met-Ed and Penelec received PaPUC Restructuring Orders which, among other things, essentially removed from regulation the costs associated with providing electric generation service to Pennsylvania consumers, effective January 1, 1999. Accordingly, in 1998 Met-Ed and Penelec discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to their electric generation operations. The transmission and distribution operations of Met-Ed and Penelec continue to be subject to the provisions of FAS 71.

As a result of the Restructuring Orders, Met-Ed and Penelec recorded a pre-tax extraordinary charge of $42.1 million (Met-Ed $11.5 million; Penelec $30.6 million), or $25.8 million after-tax (Met-Ed $6.8 million; Penelec $19 million), or $0.20 per share, and a pre-tax non-recurring charge of $68.5 million (Met-Ed $32.9 million; Penelec $35.6 million), or $40 million after-tax (Met-Ed $19.2 million; Penelec $20.8 million), or $0.32 per share, for customer refunds of 1998 revenues and for the establishment of a sustainable energy fund.

In accordance with FAS 121, impairment tests were performed and determined that the net investment in TMI-1 was impaired at December 31, 1998, resulting in a write-down of $518 million pre-tax (JCP&L $134 million; Met-Ed $257 million; Penelec $127 million) to reflect TMI-1's fair market value. Of the amount written down for TMI-1, $508 million (JCP&L $134 million; Met-Ed $255 million; Penelec $119 million) was deferred as a regulatory asset pending the outcome of the Phase II proceedings and $10 million (Met-Ed $2 million; Penelec $8 million) (the FERC jurisdictional portion) was charged to expense as an extraordinary item in 1998.

7. ACQUISITIONS

MYR Group Inc.

In April 2000, GPU, Inc. acquired MYR for approximately $217.5 million. The fair value of the assets acquired totaled approximately $154.6 million and the amount of liabilities assumed totaled approximately $99.7 million.

MYR, a suburban Chicago-based infrastructure construction services company, provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

The acquisition was partially financed through the issuance of GPU, Inc. short-term debt and was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $162.9 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Empresa Distribuidora Electrica Regional, S.A.

In March 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa) for US $375 million. The fair value of the assets acquired totaled approximately $320 million and the amount of liabilities assumed totaled approximately $153 million, including debt of $76 million. Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina.

The acquisition was financed through the issuance of commercial paper by GPU Capital, guaranteed by GPU, Inc., and a $50 million capital contribution from GPU, Inc.

The acquisition was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets by approximately $208 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Transmission Pipelines Australia

In June 1999, GPU Electric acquired Transmission Pipelines Australia (TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The fair value of the assets acquired totaled approximately US $704 million and the amount of liabilities assumed totaled approximately US $116 million.

The acquisition was financed through: (1) an A$750 million (approximately US $495 million) senior credit facility, which is non-recourse to GPU, Inc.; and (2) an equity contribution from GPU Capital of A$275 million (approximately US $180 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

The acquisition was accounted for under the purchase method. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $88 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Midlands Electricity plc (GPU Power UK)

In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon, which

owns GPU Power UK, for £452.5 million (approximately US $714 million). GPU and Cinergy had jointly formed Avon in 1996 to acquire GPU Power UK. The fair value of the assets acquired totaled approximately US $2.1 billion and the liabilities totaled approximately US $1.5 billion, including debt of US $1 billion.

GPU Electric financed the acquisition through a combination of equity and debt. The equity was funded from: (1) a US $250 million contribution from GPU, Inc., and (2) the issuance of US $50 million of commercial paper by GPU Capital, which is guaranteed by GPU, Inc. The debt has been provided through a two-year £245 million (approximately US $382 million) credit agreement entered into by EI UK Holdings, of which GPU, Inc. has guaranteed approximately US $100 million.

As a result of GPU's purchase of Cinergy's 50% ownership in GPU Power UK, effective in the third quarter of 1999, GPU began accounting for GPU Power UK as a consolidated entity, rather than under the equity method of accounting as was previously the practice. Consequently, Goodwill, net on the Consolidated Balance Sheet increased by approximately $1.8 billion in the third quarter of 1999. Of this amount, $1.7 billion relates to the previous 1996 acquisition of GPU Power UK by GPU and Cinergy and approximately $119 million represents goodwill resulting from GPU's purchase of Cinergy's 50% share of GPU Power UK. The goodwill is being amortized on a straight-line basis over 40 years.

Pro Forma Information (1999 Acquisitions)

The consolidated unaudited pro forma results of operations for 1999 and 1998 present information assuming Emdersa, GPU GasNet and the 50% of GPU Power UK (that GPU did not already own) were acquired January 1, 1998. The pro forma amounts include certain adjustments, primarily to recognize interest expense, amortization of goodwill and depreciation of assets having stepped-up bases, and are not necessarily indicative of the actual results that would have been realized had the acquisitions occurred on the assumed date of January 1, 1998, nor are they necessarily indicative of future results. The consolidated unaudited pro forma information is as follows for 1999 and 1998, respectively: operating revenues of $6 billion and $6.9 billion; income before extraordinary item of $493 million and $442 million; net income of $493 million and $416 million; basic and diluted earnings per share before extraordinary item of $3.94 and $3.47; and basic and diluted earnings per share of $3.94 and $3.27.

8. INCOME TAXES

As of December 31, 2000 and 1999, Regulatory assets, net on the Consolidated Balance Sheets reflected $301 million and $296 million, respectively, of Income taxes recoverable through future rates (primarily related to liberalized depreciation), and Income taxes refundable through future rates of $23 million and $28 million, respectively (related to unamortized ITC), substantially due to the recognition of amounts not previously recorded with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993, as follows:

	(in millions) 2000	1999
Income Taxes Recoverable Through Future Rates:		
JCP&L	**$ 18**	$ 2
Met-Ed	**124**	124
Penelec	**159**	170
Total	**$301**	$296
Income Taxes Refundable Through Future Rates:		

JCP&L	$ 4	$ 14
Met-Ed	10	8
Penelec	9	6
Total	$ 23	$ 28

Summaries of the components of deferred taxes as of December 31, 2000 and 1999 are as follows:

GPU, Inc. and Subsidiary Companies:

(in millions)

Deferred Tax Assets	2000	1999
Current:		
Unbilled revenue	$ 24	$ 12
Other	10	60
Total	$ 34	$ 72
Noncurrent:		
Unamortized ITC	$ 32	$ 36
Decommissioning	111	77
Above-market NUGs	725	798
Customer transition charge	-	533
NUG Costs	62	-
Net gain on generation asset sales	184	499
Deferred foreign tax credits	145	137
Other	474	448
Total	$1,733	$2,528

Deferred Tax Liabilities	2000	1999
Current:		
Revenue taxes	$ 6	$ 5
Deferred energy	3	3
Total	$ 9	$ 8
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 205	$ 222
Future revenue requirements	150	147
Subtotal	355	369
Liberalized depreciation	552	659
Customer transition charge	795	1,451
Net loss on generation asset sales	292	218
Market transition charge	100	-
Decommissioning	116	-
Purchase accounting basis difference	482	573
Other	402	293
Total	$3,094	$3,563

JCP&L:

(in millions)

Deferred Tax Assets	2000	1999
Current:		
Unbilled revenue	$ 21	$ 2
Noncurrent:		
Unamortized ITC	$ 13	$ 23
Decommissioning	15	31
Contributions in aid of construction	20	21
Revenues subject		

Deferred Tax Liabilities	2000	1999
Current:		
Revenue taxes	$ 6	$ 5
Deferred Energy	2	3
Total	$ 8	$ 8
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 41	$ 35
Future revenue		

to refund	47	47
Net gain on generation asset sales	93	73
Other	-	27
Total	$188	$222

requirements	33	29
Subtotal	74	64
Liberalized depreciation	261	368
Forked River	-	7
Net loss on generation asset sales	291	58
Market transition charge	100	-
Decommissioning	56	-
Other	84	74
Total	$866	$571

Met-Ed:

(in millions)

Deferred Tax Assets

	2000	1999
Current:		
Unbilled revenue	$ 2	$ 3
Noncurrent:		
Unamortized ITC	$ 10	$ 8
Decommissioning	63	27
Above-market NUGs	296	303
Customer transition charge	-	160
Generation revenue requirements	24	24
Net gain on generation asset sales	2	161
Other	53	55
Total	$448	$738

Deferred Tax Liabilities

	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 71	$ 81
Future revenue requirements	51	49
Subtotal	122	130
Liberalized depreciation	132	129
Customer transition charge	382	594
Net loss on generation asset sales	-	110
Decommissioning	62	-
Other	30	30
Total	$728	$993

Penelec:

(in millions)

Deferred Tax Assets

	2000	1999
Current:		
Unbilled revenue	$ 2	$ 8
Noncurrent:		
Unamortized ITC	$ 9	$ 5
Decommissioning	35	19
Above-market NUGs	428	494
Customer transition charge	-	374
NUG Costs	83	-
Generation revenue requirements	23	23
Net gain on generation asset sales	89	264
Other	42	46

Deferred Tax Liabilities

	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 92	$ 103
Future revenue requirements	66	69
Subtotal	158	172
Liberalized depreciation	158	155
Customer transition charge	412	856
Net loss on generation asset sales	-	51
Other	8	16

Total	$ 709	$1,225	Total	$ 736	$1,250

The reconciliations of net income to book income subject to tax and of the federal statutory rate to combined federal and state effective tax rates, are as follows:

GPU, Inc. and Subsidiary Companies:

	(in millions)		
	2000	1999	1998
Net income	$234	$459	$360
Preferred stock dividends	7	9	11
Loss on preferred stock reacquisition	-	2	-
Income tax expense	182	294	250
Book income subject to tax	$423*	$764*	$621*
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	9	5	5
Amortization of ITC	(4)	(6)	(1)
Australian tax rate reduction	(2)	-	-
PowerNet sale	8	-	-
Other, net	(3)	4	1
Effective income tax rate	43%	38%	40%

* Includes pre-tax foreign operations income of $228 million, $331 million and $238 million, of which $15 million, $85 million and $88 million, respectively for 2000, 1999 and 1998, are included in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. For 2000, pre-tax foreign operations income excludes a loss of $372 million on sale of PowerNet.

JCP&L:

	(in millions)		
	2000	1999	1998
Net income	$211	$172	$222
Income tax expense	120	101	145
Book income subject to tax	$331	$273	$367
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	7	6	5
Amortization of ITC, net	(4)	(5)	-
Other, net	(2)	1	(1)
Effective income tax rate	36%	37%	39%

Met-Ed:

	(in millions)		
	2000	1999	1998
Net income	$ 82	$ 96	$ 51
Income tax expense	44	61	33
Book income subject to tax	$126	$157	$ 84
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	6	7	6
Amortization of ITC	(1)	(8)	(2)

Other, net	(5)	5	-
Effective income tax rate	35%	39%	39%

Penelec:

	(in millions) 2000	1999	1998
Net income	$ 39	$153	$ 40
Income tax expense	30	54	31
Book income subject to tax	$ 69	$207	$ 71
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	5	7	8
Amortization of ITC, net	(2)	(11)	-
Other, net	5	(5)	1
Effective income tax rate	43%	26%	44%

Federal and state income tax expense is comprised of the following:

GPU, Inc. and Subsidiary Companies:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable:			
Domestic	$(174)	$ 775	$290
Foreign	34	60	22
Total provision for taxes	(140)	835	312
Deferred income taxes:			
Liberalized depreciation	(100)	(252)	2
Foreign deferred taxes	27	80	31
Unbilled revenues	6	19	-
Gain/(loss) on sale of property	395	(406)	-
Decommissioning	26	87	(19)
PA Restructuring (FAS 71)	-	61	(15)
Operating nonutility generators	(187)	-	-
Customer transition charge	124	-	-
Market transition charge	76	21	-
Nonutility generation contract buyout costs	(56)	(14)	(11)
Provision for rate refunds	-	(47)	(10)
OPEBs	-	2	(12)
Other	28	(45)	(19)
Deferred income taxes, net	339	(494)	(53)
Amortization of ITC, net	(17)	(47)	(9)
Income tax expense	$ 182	$ 294	$250

The foreign taxes in the above table for 2000, 1999 and 1998 include $5 million ($19 illion Current; $(14) million Deferred), $53 million ($16 million Current; $37 million eferred) and $27 million ($10 million Current; $17 million Deferred) in foreign tax expense which is netted in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. Included in the ITC Amortization is the recognition of 10 million and $36 million for 2000 and 1999, respectively of ITC benefit resulting from

the sale of generation plants.

JCP&L:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$(135)	$197	$187
Deferred income taxes:			
Liberalized depreciation	(106)	(49)	(11)
Decommissioning	62	22	(12)
Nonutility generation contract buyout costs	(20)	(19)	-
Provision for rate refund	-	(47)	-
Unbilled revenue	(3)	19	-
Gain/(loss) sale of property	226	(16)	-
Market transition charge	76	21	-
Other postemployment benefits	-	4	(5)
Gain/Loss on reacquired debt	-	-	3
New Jersey revenue tax	4	-	(2)
Deferral of energy costs	-	(1)	10
Abandonment loss - Forked River	-	(4)	(4)
Nuclear outage maintenance costs	34	3	3
Accretion income	-	-	4
Pension expense/VERP	-	(2)	(2)
Demand-side management	4	(7)	-
Global settlement	-	2	(8)
Gas site & investigation MGP insurance recovery	-	-	(8)
Other	(7)	(10)	(6)
Deferred income taxes, net	270	(84)	(38)
Amortization of ITC, net	(15)	(12)	(4)
Income tax expense	$ 120	$101	$145

Met-Ed:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$ 22	$140	$ 56
Deferred income taxes:			
Liberalized depreciation	3	(88)	5
Decommissioning	(31)	42	(5)
PA Restructuring (FAS 71)	-	30	15
Operating nonutility generators	(99)	-	-
Customer transition charge	118	-	-
Nonutility generation contract buyout costs	-	2	(9)
Provision for rate refund	-	-	(11)
Unbilled revenue	3	-	-
Gain/(loss) sale of property	49	(51)	-
Other postemployment benefits	-	-	(5)
Pension expense/VERP	(5)	-	(3)
Nuclear outage maintenance costs	-	3	(3)
Nonutility generation contract over collections	-	-	8
CTC NUG deferrals	-	-	(5)

Sustainable energy fund	-	-	(2)
Other	(15)	(5)	(6)
Deferred income taxes, net	23	(67)	(21)
Amortization of ITC, net	(1)	(12)	(2)
Income tax expense	$ 44	$ 61	$ 33

Penelec:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$ 15	$472	$ 47
Deferred income taxes:			
Liberalized depreciation	3	(114)	2
Decommissioning	(4)	23	(2)
PA Restructuring (FAS 71)	-	31	(11)
Operating nonutility generators	(89)	-	-
Customer transition charge	6	-	-
Nonutility generation contract buyout costs	(36)	3	(1)
Unbilled revenue	7	-	-
Gain/(loss) sale of property	120	(339)	-
Other postemployment benefits	-	(2)	(2)
Pension expense/VERP	(4)	-	(2)
Nuclear outage maintenance costs	-	2	(1)
Nonutility generation contract over collections	-	-	6
CTC NUG deferrals	(15)	-	2
Sustainable energy fund	2	-	(3)
Other	26	1	(2)
Deferred income taxes, net	16	(395)	(14)
Amortization of ITC, net	(1)	(23)	(2)
Income tax expense	$ 30	$ 54	$ 31

The IRS has completed its examinations of GPU's federal income tax returns through 1995.

9. SUPPLEMENTARY INCOME STATEMENT INFORMATION

Maintenance expense and other taxes charged to operating expenses consisted of the following:

	(in millions) 2000	1999	1998
Maintenance:			
JCP&L	$ 79	$ 84	$ 91
Met-Ed	23	48	49
Penelec	31	54	62
Other	51	24	-
Total maintenance	$184	$210	$202

(in millions)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	2000	1999	1998
Other taxes:			
New Jersey Transitional Energy Facility Assessment	$ 48	$ 59	$ 67
Pennsylvania state gross receipts:			
Met-Ed	36	27	39
Penelec	37	27	40
Total	73	54	79
Real estate and personal property:			
JCP&L	4	5	9
Met-Ed	2	4	6
Penelec	1	6	8
Other	41	24	-
Total	48	39	23
Stamp taxes (U.K.)	-	6	-
Other:			
JCP&L	13	13	19
Met-Ed	6	9	13
Penelec	8	9	16
Other	25	2	2
Total	52	33	50
Total other taxes	$221	$191	$219

The cost of services rendered to the GPU Energy companies by their affiliates is as follows:

(in millions)	2000	1999	1998
JCP&L:			
Cost of services rendered by GPUN	$211	$189	$182
Cost of services rendered by GPUS	253	322	26
Cost of services rendered by GPU Generation, Inc. (Genco)	-	69	51
Total	$464	$580	$259
Amount Charged to Income	$259	$393	$239

(in millions)	2000	1999	1998
Met-Ed:			
Cost of services rendered by GPUN	$ 2	$102	$ 59
Cost of services rendered by GPUS	97	152	40
Cost of services rendered by Genco	-	96	108
Total	$ 99	$350	$207
Amount Charged to Income	$ 77	$264	$180

(in millions)	2000	1999	1998
Penelec:			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Cost of services rendered by GPUN	**$ 1**	$ 51	$ 30
Cost of services rendered by GPUS	**138**	184	17
Cost of services rendered by Genco	**-**	102	163
Total	**$139**	$337	$210
Amount Charged to Income	**$109**	$259	$170

For the years 2000, 1999 and 1998, JCP&L purchased $14 million, $22 million and $26 million, respectively, of energy from a cogeneration project in which an affiliate has a 50% partnership interest.

10. EMPLOYEE BENEFITS

Pension Plans and Other Postretirement Benefits:

GPU maintains defined benefit pension plans covering substantially all employees. GPU also provides certain retiree health care and life insurance benefits for substantially all US employees who reach retirement age while working for GPU. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for the years ended December 31, 2000 and 1999, a statement of the funded status of the plans, the amounts recognized in the Consolidated Balance Sheets as of December 31, 2000 and 1999 and the weighted average assumptions used in the measurement of the benefit obligation. The pension benefit disclosure amounts for GPU, Inc. and Subsidiary Companies for the year 1999 reflect the acquisition of the remaining 50% of GPU Power UK by GPU in July of that year. Accordingly, the July 1999 benefit obligation and fair value of plan assets balances for GPU Power UK are shown next to the line items entitled "Acquisitions" and the post-acquisition amounts occurring in the second half of 1999 are included in the tables.

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	**2000**	1999
GPU, Inc. and Subsidiary Companies				
Change in benefit obligation:				
Benefit obligation at January 1:	**$3,157.8**	$1,897.0	**$737.1**	$790.5
Acquisitions	**-**	1,502.5	**-**	-
Service cost	**37.0**	46.2	**11.4**	15.9
Interest cost	**201.8**	158.0	**53.9**	52.2
Plan amendments	**-**	2.5	**8.2**	-
Actuarial (gain)/loss and other items	**(102.3)**	(182.8)	**(57.8)**	(36.9)
Currency exchange	**(104.9)**	(4.0)	**-**	-
Benefits paid	**(205.4)**	(171.0)	**(37.2)**	(39.8)
Curtailments and settlements	**(18.9)**	(139.4)	**(5.7)**	(44.8)
Termination benefits	**27.1**	48.8	**-**	-
Benefit obligation at December 31:	**$2,992.2**	$3,157.8	**$709.9**	$737.1

Change in plan assets:
Fair value of plan assets

at January 1:	$4,343.4	$2,258.8	$543.3	$507.1
Acquisitions	-	1,710.2	-	-
Actual return on plan assets	(172.4)	579.4	(7.2)	61.0
Employer contributions	1.4	1.8	11.2	15.0
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Currency exchange	(117.5)	(5.8)	-	-
Settlement and other items	(35.4)	(30.0)	-	-
Fair value of plan assets at December 31:	$3,814.1	$4,343.4	$510.1	$543.3
Funded Status:				
Funded status at December 31:	$ 821.9	$1,185.6	$(199.8)	$(193.8)
Unrecognized net actuarial (gain)/loss	(575.1)	(953.0)	(61.7)	(54.2)
Unrecognized prior service cost	19.4	21.5	15.2	2.9
Unrecognized net transition (asset)/obligation	(0.9)	(1.4)	111.8	143.3
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Prepaid benefit cost	$ 286.0	$ 297.2	$ -	$ 24.2
Accrued benefit liability	(28.5)	(45.3)	(134.5)	(126.0)
Intangible asset	1.6	0.8	-	-
Accumulated other comprehensive income	2.6	-	-	-
Deferred income taxes	3.6	-	-	-
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
JCP&L				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 4.9	$ 509.7	$ 0.5	$198.2
Transfer to GPUS	-	(502.4)	-	(197.7)
Service cost	0.5	0.1	-	-
Interest cost	1.5	0.4	-	-
Actuarial (gain)/loss	(1.7)	(2.8)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 5.1	$ 4.9	$ 0.5	$ 0.5
Change in plan assets:				
Fair value of plan assets at January 1:	$ 6.2	$ 639.9	$ 0.1	$137.0
Transfer to GPUS	-	(634.4)	-	(136.9)
Actual return on plan assets	(0.1)	0.8	-	-
Benefits paid	(0.1)	(0.1)	-	-

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Change in allocations	(2.6)	-	-	-
Fair value of plan assets at December 31:	$ 3.4	$ 6.2	$ 0.1	$ 0.1
Funded Status:				
Funded status at December 31:	$ (1.7)	$ 1.3	$ (0.4)	$ (0.4)
Unrecognized net actuarial (gain)/loss	(0.1)	(3.2)	0.2	(0.2)
Unrecognized net transition (asset)/obligation	0.1	0.1	0.1	0.1
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.8)	$ (1.9)	$ (0.1)	$ (0.5)
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Met-Ed				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 10.3	$ 377.9	$ 1.9	$ 163.0
Transfer to GPUS	-	(367.9)	-	(160.8)
Service cost	0.2	0.2	0.1	0.1
Interest cost	0.8	0.5	0.2	0.2
Plan amendments	-	-	0.1	-
Actuarial (gain)/loss	(1.0)	(0.2)	(0.3)	(0.6)
Benefits paid	(0.1)	(0.2)	-	-
Benefit obligation at December 31:	$ 10.2	$ 10.3	$ 2.0	$ 1.9
Change in plan assets:				
Fair value of plan assets at January 1:	$ 9.0	$ 428.3	$ 0.6	$ 62.4
Transfer to GPUS	-	(420.2)	-	(61.9)
Actual return on plan assets	(0.4)	1.1	-	0.1
Benefits paid	(0.1)	(0.2)	-	-
Change in allocations	3.0	-	(0.1)	-
Fair value of plan assets at December 31:	$ 11.5	$ 9.0	$ 0.5	$ 0.6
Funded Status:				
Funded status at December 31:	$ 1.3	$ (1.3)	$ (1.5)	$ (1.3)
Unrecognized net actuarial (gain)/loss	(2.2)	0.4	0.8	0.7
Unrecognized net transition (asset)/obligation	-	-	0.3	0.3

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Penelec				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 3.0	$ 419.7	$ -	$ -
Transfer to GPUS	-	(416.1)	-	-
Interest cost	0.2	0.2	-	-
Actuarial (gain)/loss	0.1	(0.7)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 3.2	$ 3.0	$ -	$ -
Change in plan assets:				
Fair value of plan assets at January 1:	$ 1.9	$ 535.2	$ -	$ -
Transfer to GPUS	-	(533.5)	-	-
Actual return on plan assets	(0.1)	0.3	-	-
Benefits paid	(0.1)	(0.1)	-	-
Change in allocations	(0.1)	-	-	-
Fair value of plan assets at December 31:	$ 1.6	$ 1.9	$ -	$ -
Funded Status:				
Funded status at December 31:	$ (1.6)	$ (1.1)	$ -	$ -
Unrecognized net actuarial (gain)/loss	0.6	0.1	-	-
Unrecognized net transition obligation	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.0)	$ (1.0)	$ -	$ -
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -

Weighted average assumptions

as of December 31 for GPU, Inc. and Subsidiary Companies:				
Discount rate	**7.1%**	7.0%	**7.5%**	7.5%
Expected return on plan assets	**8.5%**	8.1%	**9.25%**	8.5%
Rate of compensation increase	**4.7%**	4.7%	-	-
Weighted average assumptions as of December 31 for JCP&L, Met-Ed and Penelec:				
Discount rate	**7.5%**	7.5%	**7.5%**	7.5%
Expected return on plan assets	**9.25%**	8.5%	**9.25%**	8.5%
Rate of compensation increase	-	4.5%	-	-

The following tables provide the components of net periodic pension and other postretirement benefit costs. As previously discussed, the 1999 net periodic pension cost for GPU, Inc. and Subsidiary Companies reflects post-acquisition amounts related to GPU Power UK for the second half of the year.

Pension Plans:

GPU, Inc. and Subsidiary Companies	2000 (in millions)	1999	1998
Service cost	**$ 37.0**	$ 46.2	$ 36.1
Interest cost	**201.8**	158.0	121.6
Expected return on plan assets	**(273.9)**	(198.0)	(140.1)
Amortization of transition (asset)/obligation	**(0.5)**	(0.5)	(0.5)
Other amortization	**(12.0)**	2.1	1.1
Net periodic pension cost	**$ (47.6)**	$ 7.8	$ 18.2

JCP&L	2000 (in millions)	1999	1998
Service cost	**$ 0.5**	$ 0.1	$ 7.2
Interest cost	**1.5**	0.4	33.7
Expected return on plan assets	**(2.2)**	(0.3)	(39.6)
Amortization of transition (asset)/obligation	**-**	-	(0.3)
Other amortization	**(0.3)**	-	0.6
Net periodic pension cost	**$ (0.5)**	$ 0.2	$ 1.6

Met-Ed	2000 (in millions)	1999	1998
Service cost	**$ 0.2**	$ 0.2	$ 6.3
Interest cost	**0.8**	0.5	23.4
Expected return on plan assets	**(0.9)**	(0.5)	(25.4)
Amortization of transition (asset)/obligation	**-**	-	(0.1)
Other amortization	**-**	-	0.4
Net periodic pension cost	**$ 0.1**	$ 0.2	$ 4.6

(in millions)

Penelec	2000	1999	1998
Service cost	$ -	$ -	$ 4.1
Interest cost	0.2	0.2	27.2
Expected return on plan assets	(0.1)	(0.1)	(33.1)
Amortization of transition (asset)/obligation	-	-	0.3
Other amortization	-	-	0.4
Net periodic pension cost	$ 0.1	$ 0.1	$ (1.1)

In 2000, the effects of lower than expected salary increases and the GPU PowerNet divestiture resulted in decreases in the benefit obligation as of December 31, 2000 of $30 million and $36 million, respectively. No significant portions of these amounts relate to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the discount rate assumption for the US pension plans from 6.75% to 7.5% resulted in a $162 million (JCP&L $0.5 million; Met-Ed $1.0 million; Penelec $0.3 million; Other $160.2 million) decrease in the benefit obligation as of December 31, 1999.

The above net periodic pension cost amount for 2000 excludes pre-tax charges of $9 million related to JCP&L, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. The above net periodic pension cost amount for 1999 excludes pre-tax credits of $31 million, of which $30 million was deferred for return to customers, resulting from employee terminations related to generation asset divestiture. No portion of these amounts relate to JCP&L, Met-Ed or Penelec. The above net periodic pension cost amount for 1998 excludes pre-tax charges of $30 million (JCP&L $8 million; Met-Ed $11 million; Penelec $9 million; Other $2 million), of which $22 million (JCP&L $6 million; Met-Ed $9 million; Penelec $7 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

Other Postretirement Benefits:

GPU, Inc. and Subsidiary Companies	(in millions) 2000	1999	1998
Service cost	$ 11.4	$ 15.9	$ 16.4
Interest cost	53.9	52.2	54.4
Expected return on plan assets	(41.8)	(37.5)	(29.5)
Amortization of transition (asset)/obligation	10.8	14.6	15.8
Other amortization	(0.8)	1.6	5.0
Net periodic postretirement benefit cost	$ 33.5	$ 46.8	$ 62.1

JCP&L	(in millions) 2000	1999	1998
Service cost	$ -	$ -	$ 2.9
Interest cost	-	-	13.9
Expected return on plan assets	-	-	(7.3)
Amortization of transition obligation	-	-	4.4
Other amortization	-	-	0.7
Net periodic postretirement benefit cost	$ -	$ -	$ 14.6

Met-Ed (in millions)	2000	1999	1998
Service cost	$ 0.1	$ 0.1	$ 2.9
Interest cost	0.2	0.2	11.2
Expected return on plan assets	(0.1)	-	(3.9)
Amortization of transition obligation	-	-	3.1
Other amortization	-	-	1.7
Net periodic postretirement benefit cost	$ 0.2	$ 0.3	$ 15.0

Penelec (in millions)	2000	1999	1998
Service cost	$ -	$ -	$ 2.0
Interest cost	-	-	15.1
Expected return on plan assets	-	-	(8.9)
Amortization of transition obligation	-	-	4.8
Other amortization	-	-	1.4
Net periodic postretirement benefit cost	$ -	$ -	$ 14.4

In 2000, lower than expected claims experience resulted in a $32 million decrease in the benefit obligation as of December 31, 2000. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the assumption associated with medical inflation rates was partially offset by the effect of increasing the discount rate assumption from 6.75% to 7.5% and resulted in a $45 million increase in the benefit obligation as of December 31, 1999. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. The benefit obligation was determined by application of the terms of the medical and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health-care cost trend rates of 9.5% for those not eligible for Medicare and 10.5% for those eligible for Medicare, then decreasing gradually to 6% in 2009 and thereafter. These costs also reflect the implementation of an annual cost-cap of 6% for individuals who retire after December 31, 1995 and reach age 65. The effect of a 1% change in these assumed cost trend rates would increase or decrease the benefit obligation by $36.9 million or $36.6 million, respectively. In addition, such a 1% change would increase or decrease the aggregate service and interest cost components of net periodic postretirement health-care cost by $3.4 million or $3.3 million, respectively. No significant portion of the effect of such a 1% change relates to JCP&L, Met-Ed or Penelec.

The above net periodic postretirement benefit cost amount for 2000 excludes pre-tax charges of $7 million, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1999 excludes pre-tax charges of $3 million, which were deferred pending future rate recovery, resulting from employee terminations related to generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1998 excludes pre-tax charges of $20 million (JCP&L $6 million; Met-Ed $6 million; Penelec $7 million; Other $1 million), of which $12 million (JCP&L $3 million; Met-Ed $5 million; Penelec $4 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

In JCP&L's 1993 base rate proceeding, the NJBPU allowed JCP&L to collect $3 million

annually for incremental postretirement benefit costs, charged to expense, and recognized as a result of FAS 106. Based on the final order, and in accordance with EITF Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated Enterprises," JCP&L has deferred the amounts above that level. A 1997 Stipulation of Final Settlement (Final Settlement) allows JCP&L to recover and amortize the deferred balance at December 31, 1997 over a fifteen-year period. In addition, the Final Settlement allows JCP&L to recover current amounts accrued pursuant to FAS 106, including amortization of the transition obligation. Met-Ed has deferred the incremental postretirement benefit costs associated with the adoption of FAS 106 and in accordance with EITF Issue 92-12, as authorized by the PaPUC in its 1993 base rate order. In accordance with EITF Issue 92-12, effective January 1998, Met-Ed has ceased deferring these costs. The approximately one-third generation-related portion of the deferred balance at December 31, 1997 is to be recovered in rates over a twelve-year period pursuant to the PaPUC's Restructuring Orders. The remaining two-thirds for the transmission and distribution-related portion is to be amortized over a fourteen-year period beginning January 1999, pursuant to the Restructuring Orders. In 1994, Penelec determined that its FAS 106 costs, including costs deferred since January 1993, were not probable of recovery and charged those deferred costs to expense.

Certain employees of MYR are covered by union-sponsored collectively bargained defined benefit plans. Expenses for these plans amounted to approximately $26 million, $27 million and $26 million in 2000, 1999 and 1998, respectively, as determined in accordance with negotiated labor contracts.

Savings Plans:

GPU also maintains savings plans for substantially all US employees. These plans provide for employee contributions up to specified limits and various levels of employer matching contributions. The matching contributions for GPU were as follows:

	(in millions)		
Company	2000	1999	1998
JCP&L	$ 0.1	$ 0.1	$ 2.8
Met-Ed	0.1	0.1	3.4
Penelec	-	-	1.6
Other	10.8	13.8	5.8
Total	$11.0	$14.0	$13.6

11. LEASES

GPU Energy companies

Capital lease obligations at December 31, 2000 and 1999 totaled $2 million and $48 million (consisting primarily of Oyster Creek nuclear fuel, as discussed below), respectively.

Prior to the sales of TMI-1 and Oyster Creek to AmerGen in December 1999 and August 2000, respectively, the GPU Energy companies had nuclear fuel lease agreements with nonaffiliated fuel trusts for the plant. Upon the sales of TMI-1 and Oyster Creek, the related fuel leases were terminated and all outstanding amounts due under the related credit facilities were paid. Lease expense consists of an amount designed to amortize the cost of the nuclear fuel as consumed plus interest costs. For the years ended December 31, 2000, 1999 and 1998, these amounts were as follows:

	(in millions)		
Company	2000	1999	1998

JCP&L	$ 13	$ 34	$ 30
Met-Ed	-	13	16
Penelec	-	6	8
Total	$ 13	$ 53	$ 54

Met-Ed and JCP&L have sold and leased back a portion of their respective ownership interests in the Merrill Creek Reservoir project. The annual minimum lease payments under these operating leases, which have remaining terms of 32 years, range from approximately $3.6 million to $6.7 million (Met-Ed $1.6 million to $2.9 million; JCP&L $2 million to $3.8 million) over the next five years, net of reimbursements from sub-lessees. JCP&L is recovering its Merrill Creek lease payments, net of reimbursements, through distribution rates. Met-Ed's Merrill Creek lease payments were offset against the actual net divestiture proceeds received from the 1999 sales of its generation assets.

GPU, Inc.

A subsidiary of GPUI sold and leased back the Lake electric cogeneration facility for an initial term of eleven years, expiring in August 2004, for which GPU, Inc. has guaranteed payments of up to $8.1 million. Although GPU, Inc. sold GPUI (including Lake) in 2000, GPU, Inc. has remained on the guaranty, and has obtained an indemnity from Aquila's parent. In addition, a 20-year site lease was entered into for the Lake facility expiring in 2013. Prior to its sale to Aquila, GPUI accounted for these leases as operating leases and GPU's related rent expense for 2000 and 1999 totaled $11.3 million and $12.3 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

PENDING MERGER OF FIRSTENERGY CORP. AND GPU

On August 8, 2000, GPU, Inc. entered into an agreement to merge with FirstEnergy, an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock.

Under the agreement, GPU stockholders would receive $36.50 for each share of GPU common stock they own, payable in cash or the equivalent of $36.50 per share in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU stockholder would be able to elect the form of consideration, subject to proration so that the aggregate consideration to all GPU stockholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU stockholder's share converted into FirstEnergy common stock would be exchanged for not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading date prior to the merger closing.

The merger has been approved by the Boards of Directors and stockholders of GPU, Inc. and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the merger (including the receipt of all necessary regulatory approvals, provided that such approvals will not impose terms and conditions that would reasonably be expected to result in a "material adverse effect," as defined in the merger agreement, on the combined company, and there being no "material adverse effect" on either GPU or FirstEnergy since June 30, 2000 or March 31, 2000, respectively), are fulfilled or waived. Relevant factors would include the nature of any order issued by the regulatory authorities, the financial and business conditions of each company, and whether, and the extent by which, any developments relate to general economic conditions. In testimony

before the PaPUC, FirstEnergy stated that FirstEnergy will carefully review the PaPUC's action with respect to GPU's requested PLR relief on the financial condition of GPU to determine whether the consequences would have a "material adverse effect" on GPU or the combined company. The receipt of all necessary regulatory approvals is expected to take approximately nine to twelve months from the date of the merger agreement. There can be no assurance as to the outcome of these matters.

COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

Stranded Costs and Regulatory Restructuring Orders:

With the transition to a competitive marketplace for generation service in New Jersey and Pennsylvania, certain generation-related costs, which generally would be recoverable in a regulated environment, may no longer be recoverable. These costs are generally referred to as stranded costs.

In 1999, the NJBPU issued a Summary Order with respect to JCP&L's rate unbundling, stranded cost and restructuring filings. JCP&L is awaiting a final NJBPU order. The Summary Order provides for, among other things, full recovery of what otherwise would have become stranded costs, as well as customer choice of electric generation supplier beginning August 1, 1999 and rate reductions for all consumers. In addition, the NJBPU issued separate Orders approving the sales of JCP&L's generating assets; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to the generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In 1998, the PaPUC issued amended Restructuring Orders approving Settlement Agreements entered into by Met-Ed and Penelec which, among other things, provide for customer choice of electric generation supplier beginning January 1, 1999 and a one-year (1999) reduction in retail distribution rates for all consumers. The Orders also provide for recovery of a substantial portion of what otherwise would have become stranded costs, subject to Phase II proceedings following the completion of Met-Ed's and Penelec's generating asset divestitures, to make a final determination of the extent of that stranded cost recovery. In 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC supporting their actual net divestiture proceeds and providing a reconciliation of stranded costs pursuant to the 1998 Restructuring Orders.

On December 20, 2000, the PaPUC issued a Phase II Order which disallows $28 million (Met-Ed $16 million; Penelec $12 million) of the requested $304 million (Met-Ed $226 million; Penelec $78 million) of additional stranded costs above those amounts granted in the 1998 Orders. Met-Ed and Penelec had anticipated a disallowance of a portion of stranded costs, and established a $25 million pre-tax (Met-Ed $19 million; Penelec $6 million) reserve in 1999. In addition, as a result of the Phase II Order, Met-Ed and Penelec recognized pre-tax income of $66 million (Met-Ed $45 million; Penelec $21 million) due primarily to pension curtailment gains associated with employees terminated as a result of the sale of generating facilities in 1999, and the reversal of certain liabilities and changes in estimates and assumptions related to Met-Ed's leasehold interest in the Merrill Creek Reservoir project. The Phase II Order also deferred a decision on Met-Ed's requested increase in rates, beginning in 2006, for recovery of Met-Ed's generation-related stranded costs. In addition, the Order requires Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

Supply of Electricity:

As a result of the NJBPU's and the PaPUC's Restructuring Orders, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially exited the generation business and will have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases, there will be increased risks associated with supplying that electricity. JCP&L is permitted to defer for future recovery the amount by which its reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers exceed amounts currently reflected in its rates for basic generation service. Met-Ed and Penelec, however, are unable to recover energy costs in excess of their established rate caps, which are in effect for varying periods.

During 2000, market prices at which Met-Ed and Penelec were required to purchase electricity for their retail supply customers at times substantially exceeded the amounts Met-Ed and Penelec were allowed to charge for that electricity under their capped generation rates. This situation has resulted in a substantial loss of earnings for Met-Ed and Penelec in 2000, especially during the peak Summer months, and this condition is expected to continue so long as wholesale energy prices remain high, and Met-Ed and Penelec are not granted regulatory relief.

Given this situation, on November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking permission to defer for future recovery their energy costs in excess of established generation rate caps. Various parties to the proceeding filed motions to dismiss the petition. On January 19, 2001, Met-Ed and Penelec made a further request that they be permitted to implement their proposed deferral mechanism pending the PaPUC's final action on their petition. On January 24, 2001, the PaPUC denied, without prejudice, the motions to dismiss Met-Ed's and Penelec's petition and recommended that the companies provide support for a rate cap exception based on the criteria in the Customer Choice and Competition Act. In addition, the PaPUC consolidated the petition with the GPU/FirstEnergy merger proceeding for consideration and resolution in accord with the merger procedural schedule, which establishes a May 2001 date for a PaPUC order in both cases. In February 2001, Met-Ed and Penelec filed a supplement to their petition and supporting testimony which they believe establish that the PaPUC should grant them exceptions to their rate caps. In addition, Met-Ed and Penelec stated that as an alternative to the deferral mechanism they previously proposed, the circumstances would warrant an immediate increase in their present rate caps. There can be no assurance regarding the degree, if any, to which Met-Ed and Penelec may be able to recover their costs to supply electricity in excess of amounts currently reflected in their capped rates.

Generation Agreements:

The evolving competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years), with any residual needs then being purchased from the short-term market (one hour to one month).

The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy through 2004. Payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $1.2 billion in 2001, $265 million in 2002, $92 million in 2003 and $5 million in 2004.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies were required to enter into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 20 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The following table shows actual payments from 1998 through 2000, and estimated payments thereafter through 2005:

Payments Under NUG Agreements
(in millions)

	Total	JCP&L	Met-Ed	Penelec
1998	$788	$403	$174	$211
1999	774	388	167	219
2000	734	364	153	217
2001	775	438	145	192
2002	804	466	148	190
2003	813	465	153	195
2004	816	458	157	201
2005	798	443	160	195

The NJBPU Summary Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs); and the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. At December 31, 2000, the GPU Energy companies have recorded, on a present value basis, a total estimated liability of $3.3 billion (JCP&L $1.7 billion; Met-Ed $0.7 billion; Penelec $0.9 billion) on the Consolidated Balance Sheet for above-market NUG costs which is offset by corresponding regulatory assets. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements. There can be no assurance as to the extent to which these efforts will be successful.

In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the MTC, but has not altered the interim nature of such recovery, pending a final decision by the NJBPU. There can be no assurance as to the outcome of this matter.

ACCOUNTING MATTERS

JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101," with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continues to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the December 31, 2000 and December 31, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

(in thousands)

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

GPU, Inc. and Subsidiaries	2000	1999
Market transition charge (MTC) / basic generation service	$2,732,926	$2,397,071
Competitive transition charge (CTC)	1,680,484	1,709,258
Income taxes recoverable through future rates, net	263,942	280,268
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Three Mile Island Unit 2 (TMI-2) decommissioning costs	60,362	100,794
Above-market deferred NUG costs	(178,573)	(252,348)
Other, net	21,717	67,420
Total regulatory assets, net	$5,033,004	$4,716,246

JCP&L	(in thousands) 2000	1999
MTC / basic generation service	$2,732,926	$2,397,071
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Total regulatory assets, net	$3,185,072	$2,810,854

Met-Ed	(in thousands) 2000	1999
CTC	$1,048,211	$ 999,623
Income taxes recoverable through future rates, net	114,543	115,713
TMI-2 decommissioning costs	27,610	65,455
Above-market NUG deferral costs	8,485	545
Other, net	29,132	51,529
Total regulatory assets, net	$1,227,981	$1,232,865

Penelec	(in thousands) 2000	1999
CTC	$ 632,273	$ 709,635
Income taxes recoverable through future rates, net	149,399	164,555
TMI-2 decommissioning costs	32,752	35,339
Above-market NUG deferral costs	(187,058)	(252,893)
Other, net	(7,415)	15,891
Total regulatory assets, net	$ 619,951	$ 672,527

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133" (collectively, FAS 133), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FAS 133 (as amended) provides an exemption for certain contracts that qualify as normal purchases and

sales. To qualify for this exclusion, certain criteria must be met, including that it must be probable that the contract will result in physical delivery. GPU adopted FAS 133 on January 1, 2001.

GPU's use of derivative instruments is intended to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies. GPU does not intend to hold or issue derivative instruments for trading purposes. GPU enters into fixed-price contracts for future purchases of electricity and natural gas with individual counterparties or through traded exchanges. The majority of these commodity contracts entered into by GPU are considered "normal purchases," as defined by FAS 133, and, therefore, are excluded from the statement's scope. Commodity contracts accounted for as derivatives under FAS 133 are designated as cash flow hedges of the underlying commodity purchases, to the extent they qualify for such treatment. FAS 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of Other Comprehensive Income, net of tax. GPU also enters into third party energy option contracts. These derivative instruments are accounted for as cash flow hedges of the underlying commodity purchases, to the extent they are effective hedges. Upon adoption of this statement at January 1, 2001, the impact of FAS 133 as it relates to forward, futures and option contracts was immaterial to GPU's earnings or financial position.

To hedge against high transmission rates along certain routes during periods of high congestion, GPU enters into fixed transmission rights (FTRs) agreements. Upon adoption of FAS 133 at January 1, 2001, the impact of this statement as it relates to FTRs was immaterial to GPU's earnings or financial position.

GPU uses various types of interest rate swaps to convert floating-rate loans to fixed rates. These instruments are accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of this statement on January 1, 2001, derivative liabilities of approximately $7 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $4.5 million) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, of $5 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $2.5 million) to Accumulated other comprehensive income and a $2 million (GPU Electric) charge to income.

GPU uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings. These instruments will be accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of FAS 133 on January 1, 2001, derivative assets of approximately $54 million (GPU Power UK) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, to Accumulated other comprehensive income.

NUCLEAR FACILITIES

Investments:

In December 1999, the GPU Energy companies sold TMI-1 to AmerGen for approximately $100 million. In August 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sales, AmerGen has assumed full responsibility for decommissioning the plants, and the GPU Energy companies have transferred $320 million and $430 million of TMI-1 and Oyster Creek decommissioning trust funds, respectively, to AmerGen. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%, respectively. JCP&L's net investment in TMI-2 as of December 31, 2000 and December 31, 1999 was $55 million and $61 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed's and Penelec's

remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:

As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions for review filed by GPU, Inc., the GPU Energy companies and the plaintiffs.

In September 2000, the defendants filed a Motion for Summary Judgment in the District Court. Meanwhile, the plaintiffs have taken an interlocutory appeal to the Third Circuit seeking review of the District Court's determination that the remaining plaintiffs should be allowed to advance causation theories based only on the admissible evidence of record at the close of discovery in the case.

Oral arguments on the plaintiffs' appeal were held in January, 2001. There can be no assurance as to the outcome of this litigation.

GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.

NUCLEAR PLANT RETIREMENT COSTS

Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

In 1995, a consultant performed a site-specific study of TMI-2 that considered various decommissioning methods and estimated the cost of decommissioning the radiological portion and the cost of removal of the nonradiological portion of the plant, using the prompt removal/dismantlement method. Management has reviewed the methodology and assumptions used in this study, is in agreement with them, and believes the results are reasonable. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The retirement cost estimate under the 1995 site-specific study, assuming decommissioning of TMI-2 in 2014, is $450 million for radiological decommissioning and $36 million for non-radiological removal costs (net of $12.6 million spent as of December 31, 2000)(in 2000 dollars).

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring TMI-2 may be different from the cost estimate contained in this site-specific study. Also, the cost estimate contained in this site-specific study is significantly greater than the decommissioning funding targets established by the NRC.

The estimated liability for future TMI-2 retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of December 31, 2000 and December 31, 1999 is $515 million (JCP&L $129 million; Met-Ed $257 million; Penelec $129 million) and $497 million (JCP&L $124 million; Met-Ed $249 million; Penelec $124 million), respectively. This liability is based upon the 1995 site-specific study estimate (in 2000 and 1999 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) and $27 million (JCP&L $7 million; Met-Ed $13 million; Penelec $7 million) as of December 31, 2000 and December 31, 1999, respectively, as a result of TMI-2 entering long-term monitored storage in 1993.

Offsetting the $515 million liability as of December 31, 2000 is $127 million (JCP&L $15 million; Met-Ed $93 million; Penelec $19 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheet, and $374 million (JCP&L $115 million; Met-Ed $161 million; Penelec $98 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheet.

The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995

site-specific study estimate. In addition, JCP&L is recovering a portion of its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC; however, Penelec has recovered these costs through the divestiture of its generating assets. The 1996 Customer Choice Act also allows Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC for future recovery.

As of December 31, 2000, the accident-related portion of TMI-2 radiological decommissioning costs is estimated to be $80 million (JCP&L $20 million; Met-Ed $40 million; Penelec $20 million), which is based on the 1995 site-specific study (in 2000 dollars). In connection with rate case resolutions, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts for their respective shares of the accident-related portion of the decommissioning liability in amounts of $15 million, $40 million and $20 million, respectively. These contributions were not recoverable from customers and were expensed in 1990, in the case of JCP&L, and in 1991 for Met-Ed and Penelec.

The GPU Energy companies intend to seek recovery for any increases in TMI-2 retirement costs, but recognize that recovery cannot be assured.

Prior to September 2000, increases in the accident-related portion of Met-Ed's and Penelec's TMI-2 decommissioning liability were charged to expense, in amounts totaling $23.2 million (Met-Ed $15.4 million; Penelec $7.8 million) through August 2000. Likewise, through August 2000, earnings on Met-Ed's and Penelec's contributions to external trusts, in amounts totaling $34.9 million (Met-Ed $23.3 million; Penelec $11.6 million), were taken to income, and the related unrealized gains and losses were accrued to Accumulated other comprehensive income on the Consolidated Balance Sheet.

During the course of ongoing regulatory proceedings in Pennsylvania, Met-Ed and Penelec determined, in the third quarter 2000, that a portion of their regulatory assets for TMI-2 decommissioning previously regarded as probable of recovery in rates, are now no longer deemed probable of recovery. As a result, in the third quarter 2000, Met-Ed and Penelec charged to income $11.7 million (Met-Ed $7.9 million; Penelec $3.8 million) pre-tax for the write-down of their respective regulatory assets for TMI-2 decommissioning, representing the net realized gain they previously recorded on the accident-related portion of the TMI-2 decommissioning trust. Furthermore, the unrealized gains or losses associated with the accident-related portion of the TMI-2 decommissioning trust (previously recorded in Accumulated other comprehensive income) were transferred to Regulatory assets, net on the Consolidated Balance Sheet, and will no longer be recorded in Accumulated other comprehensive income.

The GPU Energy companies own all of the common stock of the Saxton Nuclear Experimental Corporation, which owns a small demonstration nuclear reactor. Decommissioning of the plant is expected to be completed in 2002. In December 2000, based on new estimates to complete the decommissioning of the plant, the decommissioning liability was increased by $13 million, to $52 million (JCP&L $23 million; Met-Ed $17 million; Penelec $12 million) as of December 31, 2000. The GPU Energy companies do not believe this increase is probable of recovery, and have charged the entire amount to expense.

INSURANCE

GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy. There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured,

unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million.

The Price-Anderson Act limits an owner's liability to third parties resulting from a nuclear incident to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Although TMI-2 is exempt from retrospective premium assessments, the plant is still covered by the provisions of the Price-Anderson Act. In addition, the GPU Energy companies are subject to other retrospective premium assessments related to policies applicable to TMI-1 prior to its sale to AmerGen.

ENVIRONMENTAL MATTERS

As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 11 hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site).

JCP&L	MET-ED	PENELEC	GPUN	GPU, INC.	TOTAL
7	4	2	1	1	11

In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of December 31, 2000, a liability of approximately $6 million (JCP&L $2.2 million; Met-Ed $0.6 million; Penelec $0.2 million; other $3 million) was recorded for PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

In 1997, the EPA filed a complaint against GPU, Inc. in the US District Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization

proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity, was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. Chesapeake is currently performing the cleanup at the Site. According to the complaint, the EPA is seeking (1) enforcement of the Order against GPU; (2) recovery of its past response costs; (3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. The EPA has stated that it has incurred approximately $1.1 million of past response costs as of December 31, 2000. Chesapeake claims to have spent approximately $10 million in connection with remediation of the site. The EPA has more recently estimated the cost of ground water remediation to be on the order of $6 million. Consultants to Chesapeake have estimated the remaining remediation ground water costs to be approximately $12 million to $19 million. In accordance with its penalty policy, and in discussions with GPU, the EPA has demanded penalties calculated at a daily rate of $8,800, rather than the statutory maximum of $27,500 per day. As of December 31, 2000, if the statutory maximum were applied, the total amount of penalties would be approximately $44 million. GPU believes that it has meritorious defenses to the imposition of penalties, or that if a penalty is assessed, it should be at a lower daily rate. Chesapeake has also sued GPU, Inc. for contribution to the cleanup of the Dover Site. The US District Court for the District of Delaware has consolidated the case filed by Chesapeake with the case filed by the EPA and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

In August 2000, Rochester Gas & Electric Corporation (RG&E) filed suit against GPU, Inc. in the US District Court for the Western District of New York for the reimbursement of $5.2 million of costs and damages it has allegedly incurred, and a declaratory judgement with respect to future costs and damages, in connection with two former MGP sites and a third property where wastes from one of those sites were allegedly deposited. All of the properties are located in Rochester, New York. According to the complaint, RG&E was an indirect subsidiary of AGECO from May 1929 until January 1946, and a subsidiary of GPU, Inc. from January 1946 until October 1949, when it was divested by order of the SEC under the Public Utility Holding Company Act. There can be no assurance as to the outcome of this matter.

In connection with the 1999 sale of its Seward Generation Station to Sithe, Penelec has assumed up to $6 million of remediation costs associated with certain coal mine refuse piles which are the subject of an earlier consent decree with the Pennsylvania Department of Environmental Protection. Penelec received recovery of these remediation costs through a reduction of its liability to ratepayers, per the December 20, 2000 PaPUC Phase II Order.

JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of December 31, 2000, JCP&L has spent approximately $44.5 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $50.2 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. The cost to clean up these sites could be materially in excess of the $50.2 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

In 1997, the NJBPU approved JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs. As a result of the NJBPU's Summary Order, effective August 1, 1999, the recovery of these costs was transferred to the Societal Benefits Charge. As of December 31, 2000, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $51.6 million. JCP&L is continuing to pursue

reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relating to these MGP sites, and has settled with all but one of those carriers.

OTHER COMMITMENTS AND CONTINGENCIES

Class Action Litigation:

GPU Energy

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. Following these outages, the NJBPU initiated an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities. This investigation was essentially completed in May 2000, with the issuance of Phase I and Phase II reports and orders from the NJBPU. Both the Phase I and Phase II reports and orders contain, among other things, directions for JCP&L to undertake certain actions and report back to the NJBPU on the results. Additionally, the NJBPU Phase II order concluded that there is not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers.

Two class action lawsuits were commenced in New Jersey Superior Court in July 1999. These suits were subsequently consolidated into a single proceeding, and they seek compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. The GPU defendants named in these suits (i.e., GPU, Inc., JCP&L, GPUS and GPU Generation, Inc.) moved to dismiss or stay the litigation pending the NJBPU's exercise of its primary jurisdiction to investigate the causes of the outages. The trial court denied that motion, and also certified a plaintiff class consisting of JCP&L customers and their "dependents, tenants, employees and other intended beneficiaries of customers who suffered damages as a result" of the service interruptions.

In January 2000, the New Jersey Appellate Division granted the GPU defendants' motion for leave to take an interlocutory appeal of the trial court's decision on the issue of primary jurisdiction. On June 14, 2000, the Appellate Division affirmed the trial court but determined that the NJBPU's findings in the exercise of its "exclusive jurisdiction" could be "probative…but not determinative" of at least some of the issues in the litigation, and leaving it to the trial court to "decide in the first instance just what weight and validity to give the [NJBPU's] findings and conclusions."

In response to the GPU defendants' demand for a statement of damages, the plaintiffs have stated that they are seeking $700 million, subject to the results of pretrial discovery. JCP&L has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has stated that, while the substance of the plaintiffs' allegations is covered under the policy, it is reserving its rights concerning coverage as circumstances develop. In September 2000, JCP&L received from its primary insurance carrier the initial indemnification payment for certain expenses incurred by JCP&L relative to this action.

Discovery continues in the class action, and no trial date has been set. The GPU defendants filed a motion with the trial court seeking decertification of the class, and oral argument on the decertification was held in February 2001. There can be no assurance as to the outcome of these matters.

GPU Electric

As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant, and also assert claims under Australian fair trade practices law.

Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users, and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities (Buyers) that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have notified GPU GasNet that they have formed the preliminary view that GPU GasNet is not entitled to coverage under the liability policy. GPU GasNet believes that it is entitled to coverage, and discussions with the insurers are continuing. There can be no assurance as to the outcome of this matter.

<u>Investments and Guarantees</u>:

GPU, Inc.

GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and GPU Power. As of December 31, 2000, GPU, Inc.'s investments in GPU Electric and GPU Power were $881 million and $139 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $899 million and $21 million of GPU Electric and GPU Power outstanding obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

GPU Electric

In June 2000, GPU sold GPU PowerNet, its Australian electric transmission company, for A$2.1 billion (US $1.26 billion). For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

GPU Power UK has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which was originally scheduled to begin commercial operation in late 1998. In June 1999, certain Project lenders for the Uch Power Project issued notices of default to the Project sponsors (including GPU Power UK) for, among other things, failure

to pay principal and interest under various loan agreements. In November 1999, the Project sponsors and lenders reached an agreement under which repayment of the construction loan was extended, principal and interest payments deferred, and the sponsors agreed to fund the completion of the plant through the remaining equity contribution commitments. The plant commenced commercial operations in October 2000.

Uch has renegotiated several of the project agreements with the Government of Pakistan and its agencies, under which it agreed, among other things, to accept a reduction in the power purchase tariff averaging approximately 8% over the project term. The agreement includes options to extend the term of the project from 23 to 30 years.

GPU's investment in the Uch Power Project as of December 31, 2000 was approximately $37.9 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $3.1 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses," which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through December 31, 2000, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

GPU Power UK also owns an 18.75% interest in Humber Power Limited (Humber). At December 31, 2000, GPU Power UK's equity in the project, which is located in England, was approximately $28 million. A number of investors in the project (not including GPU Power UK) also have purchase power agreements with Humber, which provide for the servicing of the project's debt and a return on equity. The purchasers are claiming that such contracts, which provide for prices of power in excess of current market prices, will become unenforceable under a proposed new UK regulatory scheme. Humber and the purchasers have agreed to submit the matter to arbitration as provided by the contracts. If the contracts cannot be satisfactorily reformed, the prices at which Humber can sell its energy may not be sufficient to provide an equity return to the investors or ultimately to service Humber's debt. There can be no assurance as to the outcome of this matter.

As part of the 1999 sale of the GPU Power UK supply business and the purchase of the 50% of GPU Power UK that GPU did not already own, certain long-term purchase obligations under natural gas supply contracts were retained. Most of these contracts, which extend to September 2005, were at fixed prices in excess of the market price of gas, and a liability had been established for the estimated loss under such contracts. However, as a result of increasing gas prices during the second quarter of 2000, GPU Power UK was able to enter into matching forward sale contracts for the majority of the gas purchases, resulting in a reduction in the estimated liability and a pre-tax credit to income of $15.9 million. Other open gas contracts, which extend to 2002, require GPU Power UK to purchase or to sell gas at fixed prices. The estimated out-of-market position of all contracts at December 31, 2000 was $22 million; however, the remaining open positions included both sales and purchases, thereby reducing the remaining exposure to future price changes.

In an English court decision involving two unaffiliated utilities (National Grid and National Power), the court held that utilities improperly used a pension plan surplus in the UK Electricity Supply Pension Scheme to eliminate scheduled payments in respect of early retirement costs and employer contributions. The court found that, in the case of National Grid and National Power, procedures had not been strictly followed, and as such, a liability may now exist. At a subsequent hearing, the court refused to consider the validity or effectiveness of retrospective amendments to the plan. National Grid and National Power have appealed the court's decision to the House of Lords. Pending the outcome of the Appeal, the requirement for any payments has been stayed. The appeal in the House of Lords is expected to be heard in the first quarter of 2001. If a similar

complaint were to be made against GPU Power UK, GPU Power UK's potential liability is estimated to be a maximum of £63 million (US $94 million), exclusive of any applicable interest charges or penalties. The GPU Power UK section of the Electricity Supply Pension Scheme remains in substantial surplus and any payment to the plan that might ultimately prove to be necessary would be accounted for as an increase in pension assets, and would not have an immediate impact on income. However, any related penalties or interest (which could be assessed, though none are currently proposed) may adversely affect income. There can be no assurance as to the outcome of this matter.

Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $21 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.

GPU Power

On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica (CORELCA) and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC), a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank, the other project lenders, and the Government of Colombia, as well as the other partners in the TEBSA project. In addition, in January 2001 CORELCA advised GPU Power that it was conducting its own investigation of the matter. As of December 31, 2000, GPU Power has an investment of approximately $92 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $372 million at December 31, 2000, and, in addition, GPU, Inc. has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

With regard to the "Special Requirement" issued by DIAN, DIAN asserts that TEBSA should be liable for approximately $4.4 million consisting of $1.3 million in additional tax and $3.1 million in penalties and interest. TEBSA has filed both procedural and substantive objections to these assertions, the DIAN responded to these objections reiterating its previous position, and TEBSA, in turn, filed an appeal with the DIAN on June 2, 2000. A response is expected within one year.

In July 2000, the DIAN issued a "Special Requirement" on the 1997 income tax return of TEBSA challenging a tax exemption benefit under a Colombian income tax statute. The DIAN requested payment of approximately $1.2 million in additional tax, penalties and interest. On October 12, 2000, TEBSA filed a response with the DIAN stating arguments supporting its tax exemption benefit. There can be no assurance as to the outcome of these matters.

GPU Telcom

In March 2000, GPU, Inc. announced its participation in America's Fiber Network LLC

(AFN), of which GPU, Inc. anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU, Inc. anticipates investing cash, as well as existing and new fiber routes and electronic equipment, in AFN through GPU Telcom. As of December 31, 2000, GPU Telcom had invested $5.3 million in AFN.

In April 2000, GPU, Inc. announced the formation of Telergy Mid-Atlantic (TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunications services and marketing expertise with utilities' existing fiber networks and natural positioning in serving retail markets. As of December 31, 2000 GPU Telcom had acquired $20 million of Telergy, Inc. convertible preferred securities.

Other:

JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its December 31, 2000 book value of $21 million. Negotiations to resolve this dispute are continuing; however, there can be no assurance as to the outcome of this matter.

In March 1999, Penelec and New York State Electric & Gas Corporation (NYSEG) each sold their 50% undivided ownership interests in the Homer City Station to a subsidiary of Edison Mission Energy (EME) for a total of $1.9 billion. In connection with the sale, Penelec and NYSEG indemnified the buyer with respect to certain contingent liabilities, including costs or expenses which the EPA might impose for failure to comply with New Source Performance Standards, Prevention of Significant Deterioration and New Source Review regulations under the Clean Air Act prior to the date of the sale. In 1998, the EPA had conducted inspections at Homer City with regard to the plant's compliance with these regulations. On October 30, 2000, EME notified Penelec and NYSEG that the EPA had concluded that these regulations applied to Homer City prior to the sale to EME and that Homer City was operating in violation of these Clean Air Act regulations. If it is ultimately determined that these regulations were applicable to Homer City, the EPA could assess substantial monetary penalties and require capital modifications to the plant, the costs of which would be material. To the extent Penelec and NYSEG are obligated to indemnify EME for any of these costs, they would each be severally liable for a 50% share. There can be no assurance as to the outcome of this matter.

Concurrent with GPU's July 1999 acquisition of the 50% of GPU Power UK which it did not already own, GPU began to evaluate existing restructuring plans and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. As of December 31, 1999, GPU had identified and approved a cost reduction plan. At the acquisition date, GPU Power UK had recorded a liability of $28.6 million related to previous cost reduction plans. GPU retained $25.7 million of this liability, related to contractual termination and other severance benefits for 276 employees identified in a 1999 business process reengineering project. GPU identified an additional 355 employees (234 in Engineering Services, 38 in Metering, 21 in Network Services and 62 from other specific functions) to be terminated as part of the plan and recorded an additional liability of $39.3 million. A net charge of $18.2 million for GPU's 50% share of these adjustments was included in expense in 1999 and the other 50% was recorded in Goodwill as a purchase accounting adjustment.

In 2000, a change in the investment return assumptions, due to better than expected

investment performance, resulted in a reduction of approximately $6.9 million, to $22.6 million, in the estimated liability for the remaining 459 employees. Consequently, goodwill was credited for $3.4 million (50% of the change in estimate) and $3.5 million was credited to income. During 2000, $16.9 million was paid to 399 employees. The remaining severance liability of $4.5 million at December 31, 2000 reflects the above transactions as well as currency translation adjustments and the impact of seven employees who were retained, and is included in Other current liabilities on the Consolidated Balance Sheet. Management expects the remaining employees to leave by June 30, 2001.

GPU AR has entered into contracts to supply electricity to retail customers through June 2001. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $10.6 million as of December 31, 2000. GPU, Inc. has guaranteed these payments, as well as certain other obligations, up to a maximum of $19 million.

In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah.

At December 31, 2000, GPU has recorded a liability of $210 million owed to the Nuclear Waste Fund, related to spent nuclear fuel generated prior to the sales of TMI-1 and Oyster Creek to AmerGen. AmerGen has assumed all liability for disposal costs related to spent nuclear fuel generated following its purchase of the plants.

On July 26, 2000, GPUN filed suit in the United States Court of Claims seeking to recover damages as a result of the DOE's failure to commence disposal of GPUN's spent nuclear fuel on January 31, 1998, as required by the terms of the Standard Contract between GPUN and DOE. The complaint seeks damages from the Government in an amount to be determined at trial. GPUN has alleged that it is entitled to damages attributable to operations at both TMI-1 and Oyster Creek. The Government has not yet answered the complaint. There can be no assurance as to the outcome of this matter.

GPU, Inc. and consolidated affiliates have approximately 14,100 employees worldwide, of whom 10,000 are employed in the US, 3,600 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (4,880) and MYR (4,831), of which approximately 2,900 and 4,000, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 2,300 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. The JCP&L, Met-Ed and Penelec collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2002, May 1, 2003 and May 14, 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

In January 2001, the GPU Energy companies announced that they were offering Voluntary Enhanced Retirement Programs (VERP) to certain bargaining unit employees in Pennsylvania. Approximately 240 employees (Met-Ed 130 employees; Penelec 110 employees) are eligible for the VERP. If all of the eligible employees accept the offer, a pre-tax charge of approximately $23 million (Met-Ed $12 million; Penelec $11 million) would be recorded in 2001 earnings for the cost of pension and other postretirement benefits, exclusive of any severance benefits that would be paid to those employees.

During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,533,996,291	1,533,996,291
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,533,996,291	1,533,996,291
9	Leased to Others		
10	Held for Future Use	596,327	596,327
11	Construction Work in Progress	22,290,786	22,290,786
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,556,883,404	1,556,883,404
14	Accum Prov for Depr, Amort, & Depl	480,911,400	480,911,400
15	Net Utility Plant (13 less 14)	1,075,972,004	1,075,972,004
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	480,911,400	480,911,400
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	480,911,400	480,911,400
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	480,911,400	480,911,400

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	1
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	16
					17
					18
	[redacted]	[redacted]	[redacted]	[redacted]	19
	[redacted]	[redacted]	[redacted]	[redacted]	20
					21
					22
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	23
					24
					25
					26
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	27
					28
					29
					30
	[redacted]	[redacted]	[redacted]	[redacted]	31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of Item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)	46,189	
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)		
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year: Amortization (d)	Changes during Year: Other Reductions (Explain in a footnote) (e)	Balance End of Year (f)	Line No.
[redacted]	46,189		1
[redacted]			2
[redacted]			3
[redacted]			4
[redacted]			5
[redacted]	[redacted]		6
[redacted]	[redacted]		7
			8
			9
[redacted]	[redacted]		10
			11
			12
			13
[redacted]	[redacted]		14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

Name of Respondent Metropolitan Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202 Line No.: 1 Column: e

Nuclear fuel written off due to sale of generation plants.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	183,927	
3	(302) Franchises and Consents	150,604	
4	(303) Miscellaneous Intangible Plant	15,327,954	638,469
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	15,662,485	638,469
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			183,927		2
			150,604		3
			15,966,423		4
			16,300,954		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
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					21
					22
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					24
					25
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					29
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					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	29,314,246	416
45	(352) Structures and Improvements	5,267,179	9,301
46	(353) Station Equipment	86,259,420	3,591,277
47	(354) Towers and Fixtures	36,795,367	
48	(355) Poles and Fixtures	31,233,764	924,582
49	(356) Overhead Conductors and Devices	47,557,141	500,703
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails	715,548	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	237,142,665	5,026,279
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	30,823,366	
56	(361) Structures and Improvements	9,963,863	50,682
57	(362) Station Equipment	115,727,331	1,726,856
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	216,145,396	5,486,520
60	(365) Overhead Conductors and Devices	183,753,151	7,603,820
61	(366) Underground Conduit	26,580,024	1,365,272
62	(367) Underground Conductors and Devices	87,968,834	4,468,037
63	(368) Line Transformers	183,695,851	10,406,543
64	(369) Services	119,784,887	6,277,985
65	(370) Meters	52,594,909	3,342,323
66	(371) Installations on Customer Premises	3,328,612	50,733
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	7,384,646	351,432
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,037,750,870	41,130,203
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,214,270	
72	(390) Structures and Improvements	79,897,359	800,601
73	(391) Office Furniture and Equipment	44,476,923	3,786,184
74	(392) Transportation Equipment	836,191	-3,853
75	(393) Stores Equipment	1,471,966	17,551
76	(394) Tools, Shop and Garage Equipment	9,589,202	405,745
77	(395) Laboratory Equipment	3,579,877	700
78	(396) Power Operated Equipment	882,473	172,740
79	(397) Communication Equipment	63,433,170	382,600
80	(398) Miscellaneous Equipment	3,091,424	284,414
81	SUBTOTAL (Enter Total of lines 71 thru 80)	208,472,855	5,846,682
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	208,472,855	5,846,682
84	TOTAL (Accounts 101 and 106)	1,499,028,875	52,641,633
85	(102) Electric Plant Purchased (See Instr. 8)	-160,362	
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,498,868,513	52,641,633

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
[redacted]					43
8,007		3,559	29,310,214		44
		-81	5,276,399		45
12,789		1,792	89,839,700		46
			36,795,367		47
		-4,747	32,153,599		48
		-612	48,057,232		49
					50
					51
			715,548		52
20,796		-89	242,148,059		53
[redacted]					54
2,896			30,820,470		55
627		11,206	10,025,124		56
2,478		-12,917	117,438,792		57
					58
1,058,224		4,747	220,578,439		59
1,016,283		-12,085	190,328,603		60
86,623			27,858,673		61
244,529		12,697	92,205,039		62
2,228,296			191,874,098		63
175,669			125,887,203		64
1,941,051			53,996,181		65
			3,379,345		66
					67
66,264			7,669,814		68
6,822,940		3,648	1,072,061,781		69
[redacted]					70
			1,214,270		71
602,612		-88,434	80,006,914		72
10,139,556		-4,624	38,118,927		73
			832,338		74
1,901			1,487,616		75
			9,994,947		76
33,514			3,547,063		77
			1,055,213		78
40,251		88,434	63,863,953		79
16,206		4,624	3,364,256		80
10,834,040			203,485,497		81
					82
10,834,040			203,485,497		83
17,677,776		3,559	1,533,996,291		84
	160,362				85
					86
					87
17,677,776	160,362	3,559	1,533,996,291		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Projects over $250,000			
4	R/W for proposed Germantown-Fairview 115 KV Line	1978	2003	536,473
5				
6	Projects under $250.000			
7	Land-Seven Valley Sub	1983	2003	59,854
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			596,327

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	ME-000062 RELOCATE DIST. MILFORD RD	283,894
2	ME-000110 28MVA TRANSF. FOR FAIRVIEW	1,278,576
3	ME-000113 GUM TREE RD JOB ADD PHASE	336,026
4	ME-000114 KINSLEY CONSTR-GOODYEAR TR	102,580
5	ME-000122 LN731- WINTERSTOWN RD RELO	167,714
6	ME-000123 LN530 WINDSOR SUB-PRIMEX	407,800
7	ME-000128 VIOLET HILL REPLACE CABLE	114,580
8	ME-000134 CREATE 760 LINE BIRDSBORO	340,928
9	ME-000136 MOSELEM SUB INST 69/13.2KV	431,129
10	ME-000141 REPLACE OIL SWITCH BIG RIDGE SM	122,772
11	ME-000145 698 13.2KV REB POCONO MT	125,134
12	ME-000147 SIDDONSBURG TERRACE CONV	101,634
13	ME-000148 28MVA TRANSF - DILLSBURG SUB	1,001,070
14	ME-000163 ZIONS VIEW SUB INST 15KV CKB	113,789
15	ME-000170 RELAY & CONTROL CAPE	135,258
16	ME-000180 MT ROSE ADD 2ND BANK & EXTEND NEW 660 L	1,160,821
17	ME-000230 INSTALL 22.4MVA TRANSF AT LICKDALE	211,410
18	ME-000235 SUPPORT JOHNSTOWN DISPATCH RELOCATION RD	180,129
19	ME-000334 DX LINES NEW CUST RES ZONE3 EAST PA	618,148
20	ME-000352 RT 222 SEC.002 HIGHWAY RELOCATION	273,517
21	ME-000402 CHURCHVILLE TRANSF REPLACEMENT	115,897
22	ME-000407 SVC TO GREENBRIER DEV PH 3 & 4A	115,890
23	ME-000436 MENLENA SUBDIVISION	132,192
24	ME-000474 WP99 DX POLE INSP. PROGRAM ZN3 ME	402,245
25	ME-000488 ZIONS VIEW TO RAINTREE RD	229,365
26	ME-000514 GRAND CENTRAL LANDFILL	106,113
27	ME-000558 WHITEFORD - 2ND 115/13.2 28MVA TRANSSF	386,249
28	ME-000567 WESTGATE INSTALL 28MVA TRANSF	194,398
29	ME-000181 RAPID SERVICE RESPONSE METED	692,470
30	ME-000182 GIS MIGRATION/FIELD DESIGN METED	214,405
31	ME-000184 PURCH & INSTALL GENESYS CTI	241,823
32	ME-000186 PA TRUNKED RADIO SYSTEM	483,547
33	ME-000187 SYSTEM SATALITE NETWORK	111,147
34	ME-000189 STROUDSBURG PAVING	116,985
35	ME-000198 MOBILE DATA PA	178,952
36	ME-000240 POTTSVILLE PIKE ECC BLDG HVAC UPGRADE	152,221
37	ME-000291 POTTSVILLE PIKE ROOF REPLACEMENT	215,500
38	ME-000451 CONIC VIEW SOFTWARE	104,074
39	ME-000667 VOICE NETWORK SYS UPGRADE PA EAST	272,481
40	ME-000531 BUSINESS SOLUTIONS PROJECT	1,765,595
41	ME-000551 UTILITY CONSORTIUM HARDWARE/SOFTWARE	327,009
42	ME-000053 POCONO 230KV TX LINE TRAP	116,493
43	TOTAL	22,290,786

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	ME-000116 NEW 69KV CIRC FRM LEB SUB	1,636,810
2	ME-000217 AES IRONWOOD INTERCONNECT AND REINFORCEMENT	1,002,880
3	ME-000229 ONTELAUNEE N. TEMPLE SUB 230KV LINE	904,273
4	ME-000340 821/822 LINES PADOT RELO US 222	110,375
5	ME-000367 MIDD JCT REPL 3 GA 230KV BREAKERS	265,485
6	ME-000369 PORTLAND REPL GA BREAKER	191,503
7	ME-000526 CALPINE (ONTELAUNEE) TX INTERCONNECTION	421,034
8	ME-000554 TMI 500 230KV BANK WINDING FAILURE	611,847
9		
10	MINOR PROJECTS WITH BALANCES END OF YEAR $100,000 OR LESS	2,963,619
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	22,290,786

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	MATERIALS AND SERVICES	336,396
2		
3	CONSTRUCTION INDIRECTS	13,627,899
4		
5	ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION	476,790
6		
7	OUTSIDE PROFESSIONAL SERVICES	3,698,408
8		
9	RECONCILIATION TO INCOME STATEMENT	
10	ACCOUNT 419.1	
11	ACCOUNT 432.1 476,790	
12		
13	TOTAL 476,790	
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	18,139,493

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

MATERIALS & SERVICES: Expenditures for services and expenses of materials management, purchasing and stores personnel, exempt materials, small tools and work equipment. Charged to construction based on the related cost of materials charged to construction work orders.

CONSTRUCTION INDIRECTS: Costs which pertain to construction work but which are impractical for direct-charging to construction work orders. Construction Indirects include the GPU Service Company labor and benefit costs of designers, engineers, and project management personnel plus the construction portion of facility costs, telecommunications costs, and general liability insurance. This overhead is added by means of a percentage applied to a work order's direct labor and contractor costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION: Cost of money charged directly to construction. The AFUDC rate is applied to individual construction work orders totaling $1.00 or more which have been under construction for 30 days or more except for purchases of automotive and certain general plant equipment for which no AFUDC is charged. The accrual rate is applied to the cumulative monthly construction work order balances, including previously accrued AFUDC compounded semi-annually.

OUTSIDE PROFESSIONAL SERVICES: Expenditures for services and expenses of engineers, management and supervisory personnel. All expenses are directly charged to construction.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 68,354,688		
2	Short-term Interest			s 6.81
3	Long-Term Debt	D 646,914,205	56.33	d 7.48
4	Preferred Stock	P		p
5	Common Equity	C 501,444,282	43.67	c 11.25
6	Total Capitalization	1,148,358,487	100.00 100%	
7	Average Construction Work in Progress Balance	W 22,710,162		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 6.81

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 6.81
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	455,205,770	455,205,770		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	40,939,622	40,939,622		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):	1,901,933	1,901,933		
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	42,841,555	42,841,555		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	17,677,776	17,677,776		
12	Cost of Removal				
13	Salvage (Credit)	541,851	541,851		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	17,135,925	17,135,925		
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	480,911,400	480,911,400		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	98,103,078	98,103,078		
24	Distribution	315,069,789	315,069,789		
25	General	67,738,533	67,738,533		
26	TOTAL (Enter Total of lines 18 thru 25)	480,911,400	480,911,400		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 7 Column: c

Other Accounts:
$ 1,902,333 FMIS Amortization
$ (400) Decommissioning Unrealized G/L-FAS 115

Schedule Page: 219 Line No.: 24 Column: c

Distribution includes:
$4,790,396 FMIS Amortization
$1,429,924 Project Enterprise
$ 1,161 Risk Management

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	OTHER NONUTILITY PROPERTY			
2				
3	Rights-of-Way located in Monroe, Northampton and			
4	Lackawanna Counties - 1981	565,356		565,356
5	Rights-of Way Located in Pike County	300,359		300,359
6	Rights-of Way Located in Adams County	282,718		282,718
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43	Minor Item Previously Devoted to Public Service	80,635	-9,165	71,470
44	Minor Item Previously Devoted to Public Service	128,818		128,818
45	Minor Items-Other Nonutility Property			
46	TOTAL	1,357,886	-9,165	1,348,721

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1				
2	York Haven Power Company			
3	Common Stock, no par value	050174		1,163,294
4	Capital Contributions			4,860,000
5	Equity in undistributed subsidary earnings			13,111,561
6	Subtotal			19,134,855
7				
8	Met-Ed Preferred Capital, Inc.			
9	Common Stock	081694		1,000
10	Capital Contributions			10,309,280
11	Equity in undistributed subsidiary earnings			174,380
12	Subtotal			10,484,660
13				
14	Met-Ed Preferred Capital II, Inc.			
15	Common Stock	052899		1,000
16	Capital Contributions			3,093,800
17	Equity in undistributed susbsidiary earnings			39,335
18	Subtotal			3,134,135
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 19,423,374		TOTAL	32,753,650

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		1,163,294		3
		4,860,000		4
1,612,215		14,723,776		5
1,612,215		20,747,070		6
				7
				8
				9
				10
				11
				12
				13
				14
		1,000		15
		3,093,800		16
49,715	227,321	-138,271		17
49,715	227,321	2,956,529		18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
1,661,930	227,321	23,703,599		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Plant Held for Future Use	30,115			304,728
2	O&M Portion of Additional OPEB		926	1,948,848	23,386,176
3	FAS 109 Deferred Income Taxes	13,812,675	various	13,169,205	124,168,754
4	TMI 2 Decommissioning	11,803,480	various	15,614,530	69,795,378
5	CTC-Generation	192,650,066	various	57,488,252	185,641,813
6	Operating NUGs	242,183,901	various	12,722,878	694,023,893
7	CTC-TMI 1 Investment			221,630,000	
8	CTC-TMI2 Decommissioning	5,419,884	403	9,483,000	65,808,366
9	CTC-Solar Buyout	1,688,567	various	52,972,674	
10	CTC-TMI 1 Decommissioning	73,172,961	various	28,752,196	72,115,273
11	CTC-NUG Buyouts	2,910,186	various	91,296,533	
12	CTC-Phase 2 Contra	18,750,000			
13	CTC-NUG Deferral	710,110	various	22,277,134	
14	CTC - Employee Transition Costs	13,007,824			13,007,824
15	CTC-Fossil/Hydro	385,410,000	various	385,410,000	
16	Phase 2 - Employee Transition Costs	168,727			168,727
17	Phase 2 - Divestiture Transaction Cost	546,657			546,657
18	CTC-Operating NUGs		various	237,790,464	33,479,536
19	Above Market NUG Deferral	19,330,260	555	11,012,431	13,086,900
20	Merrill Creek Phase 2	15,426,480	various	35,546,176	
21	Minor Items	7,815,540	various	36,863,107	90
22	Low Level Rad Waste Disposal		426.5	1,724,419	
23	GENCO Employee Transition Costs	264,204	various	10,919,164	
24	TMI Employee Transition Costs	7,174,367	various	5,440,441	
25	Divestiture Activities Generation	4,797,960	various	3,585,680	
26	Decomm DOE Enrichment Facil TMI1	358,015	426.5	7,766,912	
27	Decomm-Top Off Amount		various	72,261,099	
28	Decomm TMI2 Unrealized Gain/Loss	78,145,795	various	112,178,527	-42,185,414
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	1,09[illegible],577,774		1,447,853,670	1,253,348,701

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	1998 Debenture Security Program	832,713	10,000			842,713
2						
3	Restricted Stock	20,802			17,698	3,104
4						
5	Med Term Notes Fin. - Series C	75,174				75,174
6						
7	1999 Preferred Security Program	1,077	8,595		9,672	
8						
9	Middletown Buyout	3,002,581			612,211	2,390,370
10						
11	TMI Nuc Fuel Lease Rec - L Term	26,315,804	1,161,253		7,062,047	20,415,010
12						
13	Minor Items (8)	27,736	1,085,074		1,017,138	95,672
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	2,815,586				2,162,307
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	33,091,473				25,984,350

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Above Market Nug Liability	303,343,958	296,436,423
3	FAS 109	31,563,467	33,602,328
4	DOE SNF Customer Collections & Interest	8,663,353	9,504,180
5	Decommissioning Costs TMI-2	57,179,372	61,335,874
6	Merrill Creek Leaseback	13,491,545	11,298,205
7	Other	151,073,000	24,674,293
8	TOTAL Electric (Enter Total of lines 2 thru 7)	565,314,695	436,851,303
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	175,885,941	12,923,922
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	741,200,636	449,775,225

Notes

OTHER INCOME & DEDUCTIONS:	BEGINNING OF YEAR	END OF YEAR
Contributions in Aid of Construction - Post '86	$ 3,044,040	$ 3,239,636
Customer Advances	409,178	409,178
Equity in Reading Development Corp	6,682	6,682
Interest Income on Decommissioning - TMI1 & TMI2	36,519	21,203
Dividend Income on Decommissioning - TMI1	1,103,926	0
Middletown Buyout	7,468,830	7,468,830
Sustainable Energy Fund	2,365,130	0
Sithe/Conemaugh Gain	161,444,974	834,574
Loss on Sale of Nuclear Fuel	6,662	943,819
TOTAL OTHER (Line 17 Above)	$ 175,885,941	$12,923,922

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: b

Electric Other:

	Beginning of Year	End of Year
Decommissioning TMI-1 & Saxton	$(31,059,463)	$ 1,827,902
Decomm. Exp. DOE Enrichment - TMI-1 & TMI-2	(484,722)	2,532,484
Disallowed TMI-2 Monitored Storage	5,601,621	6,016,556
Gain on Sale of Merrill Creek	1,192,595	1,191,212
FAS 87 Adjustment	4,328	2,488
Nug Liab Excess of Current Rates	2,027,355	2,027,355
TMI-1 Stranded Costs	1,269,674	1,269,674
Customer Education	2,228,210	1,498,386
CTC Fossil/Hydro	159,920,098	0
TMI Decommissioning	10,791,973	175,103
Def Credit Nug Deferral	4,780,854	4,780,854
Nug Portion Unbilled Rev	1,752,719	1,909,152
PA CNI Tax	(2,014,590)	(2,195,736)
PA Purta Tax	(2,237,802)	63,232
Future Lease Pymt Recov thru Rates-MC	(8,075,568)	1,822,771
Interest on FIT Deficiencies	486,844	484,694
Unbilled Revenues	2,945,379	(71,502)
Contributions in Aid of Construction	460,983	426,967
Miscellaneous	1,482,512	912,701
TOTAL ELECTRIC OTHER	$151,073,000	$ 24,674,293

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock	900,000		
2				
3	Total - Common Stock	900,000		
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year. Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
859,500	66,273,400					1
						2
859,500	66,273,400					3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 1 Column: a

GPU Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2	Contributions from Parent Company prior to 2000	400,200,000
3	Contributions from Parent Company - 2000	
4	SUBTOTAL	400,200,000
5		
6		
7	Gain on Cancellation of Reacquired Capital Stock prior to 2000	3,700,181
8	(Account 210)	
9	SUBTOTAL	3,700,181
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	403,900,181

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	BONDS (ACCOUNT 221)		
2	6% Series	8,700,000	171,412
3			117,363 D
4	8.6% Series	30,000,000	321,616
5	8.8% Series	30,000,000	323,617
6	8.15% Series	60,000,000	537,048
7	7.65% Series	30,000,000	267,274
8	6.97% Series	30,000,000	267,274
9	5.95% Series	13,690,000	112,943
10	6.10% Series	28,500,000	694,796
11	8.05% Series	30,000,000	299,999
12	6.77% Series	30,000,000	279,115
13	9.10% Series	30,000,000	262,744
14	7.22% Series	40,000,000	308,854
15	7.35% Series	20,000,000	155,694
16	6.6% Series	20,000,000	153,184
17	6.34% Series	40,000,000	306,364
18	6.36% Series	17,000,000	122,069
19	6.40% Series	33,000,000	236,939
20	9.48% Series		156,182
21	7.05% Series		
22	6.2% Series		222,274
23	SUBTOTAL - ACCOUNT 221	490,890,000	5,316,761
24			
25	ADVANCES FROM ASSOCIATED COMPANIES (ACCOUNT 223)		
26	MetEd Capital	103,092,800	
27	SUBTOTAL - ACCOUNT 223	103,092,800	
28			
29	OTHER (ACCOUNT 224)		
30	Nuclear Fuel Disposal Fee	35,455,[illegible]75	
31	Cowanesque Obligation	6,024,205	465,209
32	SUBTOTAL - ACCOUNT 224	41,480,080	465,209
33	TOTAL	635,462,880	5,781,970

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
010178	010108	010178	010108	8,700,000	522,000	2
						3
012492	012422	012492	012422	30,000,000	2,580,000	4
040992	041522	040992	041522	30,000,000	2,640,000	5
012993	013023	012993	013023	60,000,000	4,890,000	6
061893	061923	061893	061923	30,000,000	2,295,000	7
101993	101923	101993	101923	30,000,000	2,091,331	8
052297	051527	052297	051527	13,690,000	814,555	9
072795	072721	072795	072721	28,500,000	1,738,500	10
030195	030102	030195	030102	30,000,000	2,417,744	11
061295	061305	061295	061305	30,000,000	2,031,000	12
031891	091803	031891	091803	30,000,000	2,730,000	13
012993	013003	012993	013003	40,000,000	2,888,000	14
012993	020105	012993	02015	20,000,000	1,470,000	15
061893	061803	061893	061803	20,000,000	1,320,000	16
082793	082704	082793	082704	40,000,000	2,536,000	17
020894	020806	020894	020806	17,000,000	1,081,200	18
020894	020906	020894	020906	33,000,000	2,112,000	19
052290	052200	052290	052200		742,600	20
112592	112999	112592	112999		-188,000	21
061893	061900	061893	061900		868,000	22
				490,890,000	37,579,930	23
						24
						25
				103,092,800	6,798,599	26
				103,092,800	6,798,599	27
						28
						29
				35,455,875		30
				6,024,205	309,537	31
				41,480,080	309,537	32
[redacted]				635,462,880	44,688,066	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256 Line No.: 25 Column: a

Net change in Account 223

Balance 1/1/00	$103,092,800
Balance 12/31/00	$103,092,800

Schedule Page: 256 Line No.: 29 Column: a

Net change in Account 224:

Nuclear Fuel Disposal Fee:

Balance 1/1/00	$33,429,469
Interest Accrued - 2000	2,026,406
Balance 12/31/00	$35,455,875

Cowanesque Obligation:

Balance 1/1/00	$6,049,536
Principal paid	(25,511)
Balance 12/31/00	$6,024,025

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)		Amount (b)
1	Net Income for the Year (Page 117)		81,867,886
2			
3			
4	Taxable Income Not Reported on Books		
5			295,055,194
6			
7			
8			
9	Deductions Recorded on Books Not Deducted for Return		
10			983,363,651
11			
12			
13			
14	Income Recorded on Books Not Included in Return		
15			-378,183,540
16			
17			
18			
19	Deductions on Return Not Charged Against Book Income		
20			-901,568,001
21			
22			
23			
24			
25			
26			
27	Federal Tax Net Income		80,535,190
28	Show Computation of Tax:		
29			
30	Individual Company Basis - 35%	$ 28,187,316	
31	Consolidated Savings	0	
32	Prior Year Adjustments	(11,106,732)	
33	Total Tax Consolidated Basis	$ 17,080,584	
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 27 Column: b

TAXABLE INCOME NOT REPORTED ON BOOKS

Salvage - Tax Basis	$ 315,809
Sale of PJM - Tax Gain	387,394
Merrill Creek Future Lease Pymnts Recoverable thru rates	23,812,476
Book Loss Deferred - TMI-1	221,630,000
CIAC - Post-86 - PA	1,148,358
Interest Income IRS Refunds	123,822
Book Gain Deferred - Sithe	2,086,858
Book Gain Deferred - Conemaugh	(808,594)
Loss on Sale of Nuclear Fuel TMI-1	2,254,638
Loss on Sale of Nuclear Fuel TMI-1	44,104,433
TOTAL	$ 295,055,194

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED FOR RETURN

Deferred Income Taxes	$ 22,482,275
Federal Income Taxes	17,080,584
State Tax Adjustment - Prior Years	(3,526,133)
Book Depreciation	44,063,648
Business Meals	7,663
Cost of Removal - Book Basis	2,441,626
Lease Expense - Adjustment Under Sec. 280	8,341
MIPS Bank Charges	(16,337)
Fines & Penalties	(1,800,000)
Lobbying Expenses	472,283
Lobbying Expenses - SC00	273,145
MIPS Bank Charges	16,337
Book Loss on Sale of TMI-1	64,064
Book Loss on Sale of PJM	565,465
Bad Debts - Book Write-off	18,511,000
Billing Reserve	1,900,000
Capitalized Int-Avoided Costs in Xcess of AFC	1,233,906
Decommissioning Expenses Accrued - Saxton	4,270,013
Decommissioning Trust Shortfall	72,261,099
Decom. Exp. - DOE Enrich Facility - TMI-1	7,364,073
Deferred Comp Interest Exp - Co Officers & Directors	12,118
Deferred Comp Interest Exp - GPUN Directors	1,498
Divestiture - Sithe	(1,208,890)
DOE SNF Fee Interest	2,026,407
Employee Transition Costs - TMI-1 Sale	5,433,428
Genco Verp.	10,919,164
GPUN Parsippany Office Lease Write-off	1,297,000
Incentive Comp - Restricted Stock Plan	17,698
Interest Exp - FIT Deficiencies	439,191
Long-term Disability - Medical (FAS 112)	8,052
Long-term Disability - Unfunded Costs	7,320
Low Level Radioactive Waste Disposal Costs Accr - TMI-1	1,724,419
Mark to Market Adjustment	876,000
Merrill Creek Lease Expense Not Currently Deduct.	1,925,758
Merrill Creek Lease Improvements - Sithe	47,534
Nug Portion of Unbilled Revenue	377,005
Other Post Employment Benefits (OPEB's)-Accrual	168,000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

OPEB's - GPUN	113,750
OPEB's - GPUSC	171,852
OPEB's - Deferred	1,776,996
Pension Accrual	(325,000)
Pension Exp Accr in Xcess of Limit (Unfunded)	736
Purta Additional Tax Assessment	1,735,295
Purta Tax - 1998 Deferred	7,498,823
Purta Tax - 1997 York Haven	50,395
Purta Tax - RNR Deferral	1,469,609
Reacq'd Debt - Book Amort. of Loss	402,202
Self-Insurance Reserve - Auto Liability	150,000
Self-Insurance Reserve - General Liability	366,000
Self-Insurance Reserve - Property	(66,270)
Self-Insurance Reserve - Workman's Comp	187,523
Severance - TMI-1 Sale	4,322,500
TMI-2 Decommissioning Escalation Costs	1,024,533
Retail Access Pilot Program Costs	2,110,556
CTC-Operating Nugs	(51,607,130)
CTC - 1/97-12/98 Nug Deferral	21,567,024
CTC Solar Buyout	51,284,107
Reg Receivable-Operating Nugs	237,790,464
Def Debit Fossil/Hydro	385,410,000
TMI-2 Decommissioning	5,419,884
CTC TMI-2 Decommissioning	9,483,000
CTC Nug Buyouts	88,386,347
Middletown Contract Buyout	612,211
TMI-2 Decommissioning	7,956,108
Sustainable Energy Fund	(5,700,000)
Charge to Non-Operating Income-Gain on Reacquired Stock	27,382
TOTAL	$ 983,363,651

INCOME RECORDED ON BOOKS NOT INCLUDED IN RETURN

Investment Tax Credit Adjustment - Net	$ (851,342)
Coli Insurance - Death Benefit Proceeds Received	(173,600)
Salvage - Book Basis	(471,114)
AFUDC - Equity Component - York Haven	(27,863)
Non-Taxable Int on TMI-2 Non-Qualified Decommissioning	(1,435,749)
Officer's Life Insurance Cash Surrender Value	(420,150)
Sale of Generation Assets (Sithe) - Book Gain	(403,836)
Sale of Conemaugh - Book Gain	813,516
Merrill Creek - Future Payments Recoverable thru Rates	42,678
Merrill Creek - Lease Improvements-Sithe	(3,989)
Interest Income - FIT Overpayments	(1,436,443)
Int Inc - FIT Overpayments - York Haven	(15,011)
Plant Held for Future Use - Carrying Charge	(30,115)
Book Gain Deferred - Sithe	(373,770,522)
TOTAL	$(378,183,540)

DEDUCTIONS ON RETURN NOT CHARGED AGAINST BOOK INCOME

Tax Depreciation	$ (54,197,089)
Cost of Removal - Tax Basis	(2,441,626)

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Taxes - Capital Stock 99 Accrual True Up	(9,896)
ACRS/MACRS Retirements (Gain)/Loss	(2,702,380)
Bad Debts - Actual Write-Off	(10,263,683)
Billing Reserve - Write-Off	(1,250,000)
Capitalized Interest - Book AFC (Debt Comp.)	(476,790)
Decommissioning Drawdown-Saxton-Unqualified	(1,895,452)
Decommissioning Exp. Paid by GPUNC TMI-2	(132)
Decom. Exp.-DOE Enrich Facility-TMI-1 (Escalation Pay.)	(591,003)
Decom. Exp.-DOE Enrich Facility-TMI-1	44,823
Deferred Comp Payments - Co Officers' & Directors	(131,294)
Deferred Comp Payments - GPUN Directors	(39,208)
Employee Transition Costs - TMI	(7,167,354)
Employee Transition Costs - Phase II	(168,727)
Environmental Asset - Ash Sites	(230,924)
GPU Stadium Naming Rights	(100,000)
Incentive Comp Payments-Restricted Stock	(62,232)
Merrill Creek Lease Expense Payment	(2,355,636)
Merrill Creek - Phase II	(4,856,105)
Monitored Storage Write-Off - TMI-2	1,000,000
Nug Buyouts - Scranton	(1,250,000)
Pension Exp - Supplemental Plan - Payments	(13,180)
PA Pilot	(60,757)
Purta Tax - RNR Deferral	(1,469,609)
Purta Tax - 1997	(50,395)
Self-Insurance Payments - Auto Liability	(53,940)
Self-Insurance Payments - General Liability	(601,314)
Self-Insurance Payments - Worker's Comp	(447,569)
Severance Wages Paid	(324,571)
Universal Services	(477,801)
TMI-1 Decommissioning Escalation	(2,107,680)
CTC Generation Reg Assets	(117,846,813)
Above Market Nug Liability	(8,329,441)
CTC TMI-2 Decommissioning	(5,419,884)
Bid Development Costs	(50,277)
Customer Education	(1,758,888)
CTC Fossil/Hydro	(385,410,000)
CTC TMI-1 Decommissioning	(44,420,766)
Def Credit TMI Decommissioning	(25,586,827)
Other Reg Asset - Above Market Nug	(8,317,829)
Contra CTC - Phase 2	(18,750,000)
CTC - Employee Transition Costs	(13,007,824)
CTC - Operating Nugs	(177,853,893)
Book Loss Deferred - TMI-1	(64,035)
TOTAL	$(901,568,001)

Reconciliation of Group Members to Consolidated Income Tax Return:

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

GPU, Inc.

	Federal Income Tax Assigned
GPU, Inc.	$ 21,649,158
Jersey Central Power & Light Company	(106,219,709)
Metropolitan Edison Company	27,214,379
York Haven Power Company	946,167
Pennsylvania Electric Company	17,535,280
Nineveh Water Company	0
GPU Service, Inc.	(10,016,775)
GPU Nuclear, Inc.	3,976,183
Meted Preferred Capital, Inc.	0
JCP&L Preferred Capital, Inc.	706,818
GPU International & Subsidiaries	2,989,291
GPU Capital & Subsidiaries	(136,913,996)
GPU Power & Subsidiaries	1,239,141
GPU Advanced Resources	(960,699)
GPU Telcom	6,739,706
Meted Preferred Capital, Inc. II	26,770
Penelec Preferred Capital, Inc. II	30,599
MYR and Subsidiaries	6,909,000
Total	$(164,148,687)

Basis of Allocation of Consolidated Tax:

For the taxable year 2000, the consolidated Federal Income Tax liability was allocated in accordance with an agreement approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (SEC Holding Company Release No. 21358). The agreement provides that there shall be allocated to each company in the consolidated group, except the holding company, the tax benefits of its own net operating losses. The tax benefits of the holding company's deductions will be allocated among the subsidiaries in proportion to the holding company's average common stock equity investment in each company during the year. The prior allocation of the holding company deductions under Rule 45 (b) (6) for years prior to 1979, however, will not be adjusted in connection with allocating operating loss carrybacks.

A company which does not have a net operating loss of its own and which would have an income tax liability (allowing for its own investment tax credits which it could utilize on a separate return basis), were the liability not offset by net operating losses of the other companies in the group, will pay the amount of such tax reduction to the companies, other than the holding company, whose net operating losses are used in the consolidated return. Such payments will be divided among the loss companies in proportion to the use of their net operating losses.

If there is a consolidated minimum tax arising from "preference" items as defined in the Internal Revenue Code, such minimum tax will be independently allocated among the companies in the ratio of their respective preference incomes.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	FEDERAL					
2	Income	705,718	7,196,092	14,300,011	4,917,066	
3	MIPS					67,124
4						
5	Old Age, Survivors' and					
6	Medicare Insurance					
7	Current Year			323,638	323,638	
8						
9	Unemployment Insurance					
10	Curent Year	-56		3,683	3,522	
11	Prior Years					
12						
13	Environmental					
14	1997					
15	1995	74,893			32	
16	1994	10,123			-1,770	
17	1993	19,182			1,246	
18	1992	1,487				
19	1990	-2,216				
20						
21	SUBTOTAL	809,131	7,196,092	14,627,332	5,243,734	67,124
22						
23	PENNSYLVANIA					
24	Corporate Net Income (CNI)	22,900,295	4,992,084	4,997,933	28,868,450	1,881,376
25						
26	Capital Stock	1,490,343	1,026,689	4,945,061	5,749,095	-967,165
27						
28	Gross Receipts	994,013	9,696,554	36,757,890	19,649,441	
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	34,896,555	25,992,417	55,402,655	61,863,157	362,069

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	No.
						1
9,873,405	6,980,834	11,353,828			2,946,183	2
67,124						3
						4
						5
						6
					323,638	7
						8
						9
105					3,683	10
						11
						12
						13
						14
74,861						15
11,893						16
17,936						17
1,487						18
-2,216						19
						20
10,044,595	6,980,834	11,353,828			3,273,504	21
						22
						23
852,003	4,932,933	3,713,978			1,283,955	24
						25
	1,307,545	4,945,061				26
						27
8,496,863	90,955	35,288,282			1,469,608	28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
19,587,739	16,782,034	57,316,263			-1,913,608	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	Gross Receipts-Forfeited					
2	Discounts ('87-97)	1,067,621				-922,484
3						
4	PUC General Assessment		805,393			304,993
5						
6	Unemployment Insurance					
7	Current Year	-4,382		27,834	22,975	
8	Prior Year					
9						
10	Public Utility Realty-2000			3,428,667	1,785,877	
11	1999	2,035,941		-1,189,845		
12	1998	3,511,745		-8,657,728		
13	1997	1,275,731				
14	1996	-455,488				
15	1995	448,323				
16	1994	-406,158				
17	1993	147,785				
18	1987		629,547			
19						
20	Pennsylvania Use	1,013,798	1,371,565	-66,505	-25,937	
21						
22	Pennsylvania Loans					
23	1998	23,152				
24	1997	9				
25	1996	5,000				
26	1995	4,998				
27	1994	3,203				
28	1993	8,709				
29	1991	680				
30						
31	Local Real Estate	2,531		451,906	451,906	-1,775
32						
33	Emission Assessment					
34						
35	Public Transport Act	17,816		-4,875	12,069	
36						
37	SUBTOTAL	34,085,665	18,521,832	40,690,338	56,513,876	294,945
38						
39	NEW JERSEY					
40	Corporate Business Tax	1,759	274,493	84,985	105,547	
41	TOTAL	34,896,555	25,992,417	55,402,655	61,863,157	362,069

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
145,137						2
						3
	500,400	1,305,793			-1,305,793	4
						5
						6
477					27,834	7
						8
						9
	-1,642,790	3,428,667				10
	-846,096	-1,189,845				11
	5,145,983	-1,158,905			-7,498,823	12
	-1,275,731					13
	455,488					14
	-448,323					15
	406,158					16
	-147,785					17
	629,547					18
						19
	398,335	-905,961			839,456	20
						21
						22
23,152						23
9						24
5,000						25
4,998						26
3,203						27
8,709						28
680						29
						30
756		450,187			1,719	31
						32
						33
						34
872					-4,875	35
						36
9,541,859	9,506,619	45,877,257			-5,186,919	37
						38
						39
1,285	294,581	85,178			-193	40
19,587,739	16,782,034	57,316,263			-1,913,608	41

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: c

The beginning balance was reclassed from the following accounts:

Account 165	Prepaid Taxes	$3,763,976
Account 143	Accts. Receivable	3,432,116
		$7,196,092

Schedule Page: 262 Line No.: 2 Column: h

$6,980,834 was reclassed to 143.

Schedule Page: 262 Line No.: 2 Column: l

$2,946,183 was charged to the following accounts:

Account 409.2	$4,746,183
Account 426.3	(1,800,000)
	$2,946,183

Schedule Page: 262 Line No.: 3 Column: f

The MIPS Federal Income Taxes Accrued were transferred from company ME11 to Me01 account 236105.

Schedule Page: 262 Line No.: 7 Column: l

Payroll taxes are initially charged to a 408 account and are allocated mainly to capital and retirement work in progress accounts.

Schedule Page: 262 Line No.: 10 Column: l

Payroll taxes are initially charged to a 408 account and are allocated to mainly capital and retirement work in progress accounts.

Schedule Page: 262 Line No.: 24 Column: c

The beginning balance was reclassed from an accounts receivable account 143.

Schedule Page: 262 Line No.: 24 Column: f

$1,881,376 represents transfers between various other 236 accounts.

Schedule Page: 262 Line No.: 24 Column: h

$4,932,933 was reclassed from the following accounts:

Account 165	Prepaid Taxes	$2,368,311
Account 143	Accounts Receivable	2,564,622
		$4,932,933

Schedule Page: 262 Line No.: 24 Column: l

$1,283,955 was charged to account 409.23.

Schedule Page: 262 Line No.: 26 Column: c

The beginning balance was reclassed from an accounts receivable account 143.

Schedule Page: 262 Line No.: 26 Column: f

$(967,165) represents transfers between various 236 accounts.

Schedule Page: 262 Line No.: 26 Column: h

$1,307,545 was reclassed to the following accounts:

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Account 165	Prepaid Taxes	$ 708,318
Account 143	Accounts Receivable	599,227
		$1,307,545

Schedule Page: 262 Line No.: 28 Column: c

The beginning balance was reclassed from a prepaid account 165.

Schedule Page: 262 Line No.: 28 Column: h

$90,955 was reclassed to 143.

Schedule Page: 262 Line No.: 28 Column: l

$1,469,608 was charged to account 182.

Schedule Page: 262.1 Line No.: 2 Column: f

$(922,484) represents a reclass from 1987 CNI to PA Gross Receipts - Forfeited Discounts.

Schedule Page: 262.1 Line No.: 4 Column: f

Payments and accruals are hitting 165 directly.

Schedule Page: 262.1 Line No.: 4 Column: l

$(1,305,793) was charged to a prepaid account 165.

Schedule Page: 262.1 Line No.: 7 Column: l

Payroll taxes are initially charged to a 408 account and are allocated mainly to capital and retirement work in progress accounts.

Schedule Page: 262.1 Line No.: 10 Column: h

$(1,642,790) was reclassed to 165.

Schedule Page: 262.1 Line No.: 11 Column: h

$(846,096) was reclassed to 165.

Schedule Page: 262.1 Line No.: 12 Column: h

$5,145,983 was reclassed to 165.

Schedule Page: 262.1 Line No.: 12 Column: l

$(7,498,823) represents a true up of 98 & 99 Purta charging a 182 account.

Schedule Page: 262.1 Line No.: 13 Column: h

$(1,275,731) was reclassed to 165.

Schedule Page: 262.1 Line No.: 14 Column: h

$455,488 was reclassed to 165.

Schedule Page: 262.1 Line No.: 15 Column: h

$(448,323) was reclassed to 165.

Schedule Page: 262.1 Line No.: 16 Column: h

$406,158 was reclassed to 165.

Schedule Page: 262.1 Line No.: 17 Column: h

$(147,785) was reclassed to 165.

Schedule Page: 262.1 Line No.: 20 Column: h

$398,335 was reclassed to 143.

Schedule Page: 262.1 Line No.: 20 Column: l

Use tax is recorded to the same account number as the base charge.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262.1 Line No.: 31 Column: l

Charged to account 408.2.

Schedule Page: 262.1 Line No.: 35 Column: l

Transportation tax is recorded to the same account number as the base charge.

Schedule Page: 262.1 Line No.: 40 Column: c

The beginning balance was reclassed from the following accounts:

Account 165	Prepaid Taxes	$ 53,300
Account 143	Accounts Receivable	221,193
		$274,493

Schedule Page: 262.1 Line No.: 40 Column: h

$294,581 was reclassed to the following accounts:

Account 165	Prepaid Taxes	$ 27,703
Account 143	Accounts Receivable	266,878
		$294,581

Schedule Page: 262.1 Line No.: 40 Column: l

$(193) was charged to Account 409.2.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g). Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%	2,391,396			411	135,569	
4	7%						
5	10%	12,578,765			411	713,095	
6							
7							
8	TOTAL	14,970,161				848,664	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
2,255,827			3
			4
11,865,670			5
			6
			7
14,121,497			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Schedule Page: 266 Line No.: 8 Column: i

AVERAGE PERIOD OF ALLOCATION TO INCOME

Investment Tax Credit - 4% and 10%

The Respondent is (1) charging to income an amount equivalent to the current investment tax credit, (2) offsetting such charge by a credit to a deferred credit and (3) amortizing the deferred credit so created by a ratable flow-through to income over the useful life of the property. On March 9, 1972, General Public Utilities Corporation filed with the District Director of Internal Revenue, Manhatten District, on behalf of its affiliated companies (the Respondent being one of the affiliated), an election under paragraph (2) of Section 46 (e) of the Internal Revenue Code of 1954, as amended, for allowance, with respect to public utility property, of the credit allowed by Section 38 of the Code. Such election provides (a) to reduce the cost of service for ratemaking purposes or in its regulated books of account by no more than ratable portion of the credit allowable by Section 38, and (b) not to reduce the base to which its rate of return is applied for ratemaking purposes by any portion of the credit allowable by Section 38.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Above Market NUG Laibility	735,832,870		46,715,427	38,385,986	727,503,429
2						
3	TMI 1 Decommissioning	25,586,828		25,586,828		
4						
5	Add'l TMI 2 Decommissioning	38,283,050		12,157	1,312,447	39,583,340
6						
7	TMI-2 Radiological Decomm.	179,218,450			6,093,427	185,311,877
8						
9	TMI-2 Non-Radiological Decom	17,379,367		131	592,232	17,971,468
10						
11	Middletown Buyout	12,800,000		1,600,000		11,200,000
12						
13	Post Defueling Monitored Storage	13,500,000		900,000	1,900,000	14,500,000
14						
15	Saxton Decommissioning	2,763,751		1,941,284	4,315,845	5,138,312
16						
17	Acc. Merrill Creek Lease Exp.	26,686,346		8,208,953	3,493,905	21,971,298
18						
19	Conemaugh Mine Closing Liab	1,896,552		296,100		1,600,452
20						
21	Consumer Education	5,370,024		1,770,117	11,229	3,611,136
22						
23	PV of Lease Oblig - GPUN Parsip				1,297,000	1,297,000
24						
25	Merrill Creek Future O&M Payments				5,743,910	5,743,910
26						
27	Minor Items (9)	1,242,105		1,356,880	2,129,279	2,014,504
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	1,060,559,343		88,387,877	65,275,260	1,037,446,726

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR: Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR: Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	210,221,921	10,271,117	7,363,827
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	210,221,921	10,271,117	7,363,827
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	210,221,921	10,271,117	7,363,827
10	Classification of TOTAL			
11	Federal Income Tax	162,617,397	9,934,511	7,003,856
12	State Income Tax	47,604,524	336,606	359,971
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
187,153	313,965		18,204,829		8,161,034	202,958,604	2
							3
							4
187,153	313,965		18,204,829		8,161,034	202,958,604	5
							6
							7
							8
187,153	313,965		18,204,829		8,161,034	202,958,604	9
							10
142,094	306,216		17,341,739		6,203,095	154,245,286	11
45,059	7,749		863,090		1,957,939	48,713,318	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify), include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR: Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR: Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	CTC Generation Reg Assets	20,945,919	48,882,171	
4	CTC Operating Nugs	192,763,395	73,797,805	-21,413,604
5	TMI Decommissioning	11,491,420	18,431,731	
6	FAS 109 Adjustments	55,411,117		
7	CTC TMI-2 Decommissioning	28,992,124	2,248,899	3,934,829
8	Other	361,165,483	11,770,181	336,227,911
9	TOTAL Electric (Total of lines 3 thru 8)	670,769,458	155,130,787	318,749,136
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other	112,332,187		111,198,045
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	783,101,645	155,130,787	429,947,181
20	Classification of TOTAL			
21	Federal Income Tax	594,947,404	117,781,404	326,432,839
22	State Income Tax	188,154,241	37,349,383	103,514,342
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
							2
						69,828,090	3
						287,974,804	4
						29,923,151	5
					2,431,642	57,842,759	6
						27,306,194	7
			15,043,394		29,328,812	50,993,171	8
			15,043,394		31,760,454	523,868,169	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
1,268,882	-181,229	190	1,119,242			1,465,011	18
1,268,882	-181,229		16,162,636		31,760,454	525,333,180	19
[redacted]							20
963,385	-137,597		12,272,934		22,473,932	397,597,949	21
305,497	-43,632		3,889,702		9,286,522	127,735,231	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: b

OTHER CONSISTS OF THE FOLLOWING:

	Beginning Balance	410.1	411.1
Loss on Reacq'd Debt	$ 1,046,394		$ 249,514
Bad Debt	(1,561,403)	$ 4,258,761	8,216,445
Nug Buyout - Scranton	(518,670)	1,037,342	
Nug Buyout - Blue Mountain	(6,376,878)		
Nug Over/Under Collection	6,808,209		
FAS 115	15,095,529		
CTC Nug Buyouts	36,674,589		36,674,589
CTC TMI-1 Investment	638,334		
Solar Buyout	21,279,571		21,279,571
CTC Fossil/Hydro	159,920,098		159,920,098
CTC Nug Deferral	8,948,913		8,948,913
Operating Nugs	112,559,417		98,667,586
Write Off Unamortized ITC Gross-up	3,722,321		
CTC Employee Transition Costs	0	5,397,402	
Decommissioning - TMI-1	0		
Deferred Energy	370,994		
Other Post Employment Benefits	269,326		118,506
DOE Spent Nuclear Fuel	(61,611)		
Other	2,350,350	1,076,676	2,152,689
	$361,165,483	$ 11,770,181	$336,227,911

Transfers to/from miscellaneous accounts:

	Account	Adjustment	Ending Balance
Loss on Reacq'd Debt			$ 796,880
Bad Debt			(5,519,087)
Nug Buyout - Scranton			518,672
Nug Buyout - Blue Mountain			(6,376,878)
Nug Over/Under Collection			6,808,209
FAS 115	215200	$(15,043,394)	52,135
CTC Nug Buyouts		23,796,140	23,796,140
CTC TMI-1 Investment			638,334
Solar Buyout			0
CTC Fossil/Hydro			0
CTC Nug Deferral			0
Operating Nugs			13,891,831
Write Off Unamortized ITC Gross-up			3,722,321
CTC Employee Transition Costs			5,397,402
Decommissioning - TMI-1		5,532,672	5,532,672
Deferred Energy			370,994
Other Post Employment Benefits			150,820
DOE Spent Nuclear Fuel			(61,611)
Other			1,274,337
		$ 14,285,418	$ 50,993,171

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 18 Column: b

OTHER (SPECIFY)

	Beginning Balance	410.2	411.2
Carrying Charge-Plant Future Use	$ 113,965	$ 12,495	
Interest on FIT Refund	738,320	596,031	$ 500,271
Middletown Buyout	1,249,439		254,028
TMI-1 Loss	110,230,463	660,356	110,262,517
Reclass Extraordinary Decommissioning	0		(111,198,045)
	$112,332,187	$1,268,882	$ (181,229)

Transfers to/from miscellaneous accounts:

	Account	Adjustment	Ending Balance
Carrying Charge-Plant Future Use			$ 126,460
Interest on FIT Refund			834,080
Middletown Buyout			995,411
TMI-1 Loss			628,302
Reclass Extraordinary	411.1	$ 111,198,045	0
Decommissioning	190	(1,119,242)	(1,119,242)
		$110,078,803	$ 1,465,011

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities	DEBITS		Credits	Balance at End of Year
		Account Credited	Amount		
	(a)	(b)	(c)	(d)	(e)
1					
2	FAS 109 Accounting for Income Taxes	190	601,884	2,415,128	10,016,499
3					
4	FAS 109 Plant Adj. to 283 Gross-Up(Gen)		23,796,140		
5					
6	Dollar Share Program				83,213
7					
8	NUG Deferral Unbilled	557	1,283,746	1,660,751	4,601,086
9					
10	Universal Service Program	various	1,314,008	836,207	-250,703
11					
12	Phase II- Sithe Gain	various	389,787,894	17,284,668	16,581,749
13					
14	TMI-1 Gain(Loss)	various	14,657,620	58,684,801	
15					
16	TMI-1 Nuclear Fuel Gain(Loss)	various	45,912	2,683,747	
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		431,487,204	83,565,302	31,031,844

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously rep· ted figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	OPERATING REVENUES Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	384,364,088	362,108,125
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	215,504,423	193,143,361
5	Large (or Ind.) (See Instr. 4)	116,032,121	97,500,765
6	(444) Public Street and Highway Lighting	5,259,477	5,289,461
7	(445) Other Sales to Public Authorities	-419,030	2,835,600
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	720,741,079	660,877,312
11	(447) Sales for Resale	70,605,251	163,465,431
12	TOTAL Sales of Electricity	791,346,330	824,342,743
13	(Less) (449.1) Provision for Rate Refunds		-27,200,000
14	TOTAL Revenues Net of Prov. for Refunds	791,346,330	851,542,743
15	Other Operating Revenues		
16	(450) Forfeited Discounts	3,674,253	3,667,106
17	(451) Miscellaneous Service Revenues	1,612,657	1,520,202
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	22,268,312	22,065,684
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	23,272,608	23,901,549
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	50,827,830	51,154,541
27	TOTAL Electric Operating Revenues	842,174,160	902,697,284

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
4,376,939	4,265,580	434,074	428,430	2
				3
3,698,768	3,487,482	55,047	54,240	4
4,411,718	4,084,602	1,999	2,079	5
38,245	54,601	785	791	6
	52,552		273	7
				8
				9
12,525,670	11,944,817	491,905	485,813	10
2,120,138	4,596,975	22	7	11
14,645,808	16,541,792	491,927	485,820	12
				13
14,645,808	16,541,792	491,927	485,820	14

Line 12, column (b) includes $ 9,731,800 of unbilled revenues.

Line 12, column (d) includes 0 MWH relating to unbilled revenues

Name of Respondent Metropolitan Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 300 Line No.: 4 Column: b

Basis of classification for Commercial and Industrial Sales:
Each customer is coded commercial or industrial based on the type of business or industry activity

Schedule Page: 300 Line No.: 10 Column: b

Unmetered sales consist of Outdoor Lighting (OL) and Public Street and Highway Lighting.
See page 304 for details by account

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	RESIDENTIAL SALES					
2	Rate RS	3,355,784	299,319,557	371,587	9,031	0.0892
3	Rate RT	1,017,631	81,046,539	61,501	16,547	0.0796
4	Rate OL	3,524	471,680	986	3,574	0.1338
5	Subtotal Residential Sales	4,376,939	380,837,776	434,074	10,083	0.0870
6						
7	Unbilled - billing period		-411,368			
8	Unbilled. - accounting period		3,937,680			
9	TOTAL RESIDENTIAL SALES	4,376,939	384,364,088	434,074	10,083	0.0878
10						
11						
12	COMMERCIAL SALES					
13	Rate GS	2,165,365	158,701,661	53,834	40,223	0.0733
14	Rate GST	630,331	23,170,239			0.0368
15	Rate MS	83,741	3,868,329	300	279,137	0.0462
16	Rate GP	807,141	24,435,995	182	4,434,841	0.0303
17	Rate OL	5,010	582,469	731	6,854	0.1163
18	Rate TP	7,180	1,327,178			0.1848
19	Subtotal Commercial Sales	3,698,768	212,085,871	55,047	67,193	0.0573
20						
21	Unbilled - billing period		-425,898			
22	Unbilled - accounting period		3,844,450			
23	TOTAL COMMERCIAL SALES	3,698,768	215,504,423	55,047	67,193	0.0583
24						
25						
26	INDUSTRIAL SALES					
27	Rate GS	289,500	21,107,995	1,666	173,770	0.0729
28	Rate GST	414,461	18,202,775			0.0439
29	Rate GP	1,941,797	53,636,708	252	7,705,544	0.0276
30	Rate TP	1,765,558	20,613,894	19	92,924,105	0.0117
31	Rate OL	402	44,061	62	6,484	0.1096
32	Subtotal Industrial Sales	4,411,718	113,605,433	1,999	2,206,962	0.0258
33						
34	Unbilled - billing period		66,338			
35	Unbilled - accounting period		2,360,350			
36	TOTAL INDUSTRIAL SALES	4,411,718	116,032,121	1,999	2,206,962	0.0263
37						
38						
39						
40						
41	TOTAL Billed	12,525,670	710,970,489	491,905	25,464	0.0568
42	Total Unbilled Rev.(See Instr. 6)	0	9,770,590	0	0	0.0000
43	TOTAL	12,525,670	720,741,079	491,905	25,464	0.0575

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1						
2	PUBLIC ST. AND HIGHWAY					
3	Rate SL	36,742	5,102,201	611	60,134	0.1389
4	Rate TS	27	4,733	12	2,250	0.1753
5	Rate GS	1,342	91,864	155	8,658	0.0685
6	Rate MS	134	13,539	7	19,143	0.1010
7	Subtotal Public St. & Highway Lig	38,245	5,212,337	785	48,720	0.1363
8						
9	Unbilled - billing period					
10	Unbilled - accounting period		47,140			
11	TOTAL PUB ST. & HIGHWAY	38,245	5,259,477	785	48,720	0.1375
12						
13						
14						
15						
16						
17	OTHER SALES - Account 445					
18	No Rate Classes					
19	Subtotal Other Sales					
20						
21	Unbilled - billing period					
22	Unbilled - accounting period		-419,030			
23	TOTAL OTHER SALES		-419,030			
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	12,525,670	710,970,489	491,905	25,464	0.0568
42	Total Unbilled Rev.(See Instr. 6)	0	9,770,590	0	0	0.0000
43	TOTAL	12,525,670	720,741,079	491,905	25,464	0.0575

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for long-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Delmarva Power & Light	OS		N/A	N/A	N/A
2	Edison Mission	OS		N/A	N/A	N/A
3	Enron	OS		N/A	N/A	N/A
4	Merchant Energy Group of America	OS		N/A	N/A	N/A
5	Merrill Lynch Capital Services	OS		N/A	N/A	N/A
6	Public Service Electric and Gas Company	OS		N/A	N/A	N/A
7	Southern Energy Trading and Marketing	OS		N/A	N/A	N/A
8	Williams Energy Services	OS		N/A	N/A	N/A
9	Reliant Energy Services	OS		N/A	N/A	N/A
10	Sithe, Inc.	OS		N/A	N/A	N/A
11	Amergen	OS		N/A	N/A	N/A
12	INTERCHANGE DELIVERED:					
13	GPU Energy companies	OS	40	N/A	N/A	N/A
14	PA, NJ, MD Power Agreement (PJM)	OS	7	N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
2,400		86,400		86,400	1
19,200		657,680		657,680	2
4,000		220,000		220,000	3
18,400		558,960		558,960	4
7,256		142,795		142,795	5
10,400	2,070	640,600		642,670	6
33,600		850,080		850,080	7
800		52,000		52,000	8
2,400	7,020	90,000	-640,459	-543,439	9
			-329,179	-329,179	10
			-839,487	-839,487	11
					12
566,508	5,291,223	14,696,174	33,645	20,021,042	13
1,449,699	1,047,789	45,287,936	2,392,991	48,728,716	14
5,475	152,034	168,629	75,140	395,803	
2,114,663	6,348,102	63,282,625	578,721	70,209,448	
2,120,138	**6,500,136**	**63,451,254**	**653,861**	**70,605,251**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for long-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Pennsylvania Power & Light	RQ		N/A	N/A	N/A
2	Philadelphia Electric Company	RQ		N/A	N/A	N/A
3	Pike County Power & Light	RQ		N/A	N/A	N/A
4						
5						
6	Borough of Goldsboro	RQ	1	0.447	0.447	1.399
7	Borough of Lewisberry	RQ	1	0.359	0.359	0.523
8	Borough of Royalton	RQ	1	0.298	0.298	0.981
9						
10						
11						
12	Unbilled Revenues			N/A	N/A	N/A
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
407		39,940		39,940	1
51		9,384		9,384	2
66		9,082		9,082	3
					4
					5
2,570	84,086	57,015	40,031	181,132	6
838	25,700	18,722	11,938	56,360	7
1,543	42,248	34,486	23,171	99,905	8
					9
					10
					11
			-38,790	-38,790	12
					13
					14
5,475	152,034	168,629	75,140	395,803	
2,114,663	6,348,102	63,282,625	578,721	70,209,448	
2,120,138	6,500,136	63,451,254	653,861	70,605,251	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 1 Column: a

Represents power sold to other energy suppliers.
Page 310, Lines 1 through 9.

Schedule Page: 310 Line No.: 9 Column: j

GPU Energy companies receive credits for reactive power from the PJM (included on Line 14) and reimburse those companies which provide reactive power for GPU Energy service territories.
Page 310, Column j, Lines 9 through 11.

Schedule Page: 310 Line No.: 13 Column: a

GPU Energy companies include, in addition to the Respondent, Jersey Central Power & Light Company and Pennsylvania Electric Company, both of which are affiliates of the Respondent.

Schedule Page: 310 Line No.: 13 Column: j

Ancillary Services - FERC Order #888.

Schedule Page: 310 Line No.: 14 Column: a

Represents power sold through PJM.

Schedule Page: 310 Line No.: 14 Column: j

Ancillary Services - FERC Order #888.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	-6,013	1,737,765
5	(501) Fuel	1,107	64,872,063
6	(502) Steam Expenses	-3,743	1,754,206
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	-1,767	1,112,218
10	(506) Miscellaneous Steam Power Expenses	-722,803	13,611,177
11	(507) Rents	-6,926	24,300
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	-740,145	83,111,729
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	-12,252	853,501
16	(511) Maintenance of Structures	12,357	785,768
17	(512) Maintenance of Boiler Plant	-56,087	7,208,119
18	(513) Maintenance of Electric Plant	22,328	1,874,341
19	(514) Maintenance of Miscellaneous Steam Plant	15,134	1,128,392
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	-18,520	11,850,121
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	-758,665	94,961,850
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	-190,173	15,162,153
25	(518) Fuel	532,015	16,118,974
26	(519) Coolants and Water	1,481	427,687
27	(520) Steam Expenses	-51,366	10,029,765
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	-25	1,002,593
31	(524) Miscellaneous Nuclear Power Expenses	-15,388	6,790,014
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	276,544	49,531,186
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	3,747	3,008,975
36	(529) Maintenance of Structures	-22,109	668,035
37	(530) Maintenance of Reactor Plant Equipment	-213,558	4,291,690
38	(531) Maintenance of Electric Plant	-54,236	2,976,416
39	(532) Maintenance of Miscellaneous Nuclear Plant	33,710	693,749
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	-252,446	11,638,865
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	24,098	61,170,051
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	11,362	278,843
63	(547) Fuel	7,053	5,197,972
64	(548) Generation Expenses		1,414
65	(549) Miscellaneous Other Power Generation Expenses	429,922	594,242
66	(550) Rents		7
67	TOTAL Operation (Enter Total of lines 62 thru 66)	448,337	6,072,478
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	-47	21,772
70	(552) Maintenance of Structures		56,250
71	(553) Maintenance of Generating and Electric Plant	-428	452,552
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	4	27,401
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	-471	557,975
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	447,866	6,630,453
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	477,151,137	233,526,243
77	(556) System Control and Load Dispatching	3,357,123	2,876,301
78	(557) Other Expenses	1,305,215	-2,760,173
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	481,813,475	233,642,371
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	481,526,774	396,404,725
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	526,032	597,823
84	(561) Load Dispatching	1,508,110	1,132,130
85	(562) Station Expenses	50,726	56,395
86	(563) Overhead Lines Expenses	19,702	110
87	(564) Underground Lines Expenses		314
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	-1,521,298	-16,432
90	(567) Rents	634,888	729,846
91	TOTAL Operation (Enter Total of lines 83 thru 90)	1,218,160	2,500,186
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	145,495	44,718
94	(569) Maintenance of Structures	230,752	23,012
95	(570) Maintenance of Station Equipment	2,273,108	1,051,812
96	(571) Maintenance of Overhead Lines	1,188,502	1,679,747
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant	14,596	34,410
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	3,852,453	2,833,699
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	5,070,613	5,333,885
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	2,277,27[illegible]	564,588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	1,211,825	465,205
106	(582) Station Expenses	331,367	653,951
107	(583) Overhead Line Expenses	450,741	995,121
108	(584) Underground Line Expenses	892,715	1,077,274
109	(585) Street Lighting and Signal System Expenses	-105,842	46,560
110	(586) Meter Expenses	712,128	886,422
111	(587) Customer Installations Expenses	1,685,095	745,133
112	(588) Miscellaneous Expenses	7,141,303	11,869,467
113	(589) Rents	3,281,826	2,543,145
114	TOTAL Operation (Enter Total of lines 103 thru 113)	17,878,436	19,846,866
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	669,620	281,608
117	(591) Maintenance of Structures	52,626	147,625
118	(592) Maintenance of Station Equipment	1,630,193	1,503,284
119	(593) Maintenance of Overhead Lines	12,835,015	14,609,107
120	(594) Maintenance of Underground Lines	1,100,284	1,965,388
121	(595) Maintenance of Line Transformers	275,772	622,271
122	(596) Maintenance of Street Lighting and Signal Systems	840,706	428,705
123	(597) Maintenance of Meters	475,104	591,118
124	(598) Maintenance of Miscellaneous Distribution Plant	25,834	156,482
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	17,905,154	20,305,588
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	35,783,590	40,152,454
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	1,696,703	924,514
130	(902) Meter Reading Expenses	8,451,916	8,493,466
131	(903) Customer Records and Collection Expenses	7,950,744	10,056,717
132	(904) Uncollectible Accounts	18,511,000	7,096,083
133	(905) Miscellaneous Customer Accounts Expenses	209,420	139,097
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	36,819,783	26,709,877
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	3,103,599	551,835
138	(908) Customer Assistance Expenses	4,984,739	4,608,076
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses	590,328	1,008,664
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	8,678,666	6,168,575
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	84,711	-79,337
152	(921) Office Supplies and Expenses	3,026,807	3,656,122
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Servi s Employed	37,704,045	58,220,994
156	(924) Property Insurance	-1,567,667	97,321
157	(925) Injuries and Damages	1,159,944	-45,066
158	(926) Employee Pensions and Benefits	1,748,292	2,587,154
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	171	
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	95,910	115,725
163	(930.2) Miscellaneous General Expenses	-44,678,810	742,787
164	(931) Rents	1,096,558	4,126,637
165	TOTAL Operation (Enter Total of lines 151 thru 164)	-1,330,039	69,422,337
166	Maintenance		
167	(935) Maintenance of General Plant	281,351	334,319
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	-1,048,688	69,756,656
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	566,830,738	544,526,172

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	/ /
2. Total Regular Full-Time Employees	0
3. Total Part-Time and Temporary Employees	0
4. Total Employees	0

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 320 Line No.: 169 Column: b

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, substantially all of Met-Ed's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1, 1999. For this purpose, GPU Service Inc. has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	York Haven Power Company	RQ				
2	Pennsylvania Power & Light	OS				
3	PECO Energy	OS				
4	West Penn Power Company	OS				
5	AEP Power Marketing	OS				
6	Allegheny Power System	OS				
7	Amergen	OS				
8	Constellation Power Source	OS				
9	DTE Co-Energy	OS				
10	Detroit Edison Co	OS				
11	Enron Power Marketing	OS	1			
12	Edison Mission	OS				
13	Koch Power Service	OS				
14	Merrill Lynch Capital Service	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
129,591				6,458,175		6,458,175	1
391				35,323		35,323	2
178				27,806		27,806	3
207				10,996		10,996	4
862,472				39,576,588		39,576,588	5
16,000				539,200		539,200	6
3,572,510				95,217,271		95,217,271	7
4,000				190,680		190,680	8
25,226				639,497		639,497	9
3,200				100,948		100,948	10
486,500				13,421,106		13,421,106	11
54,670				1,934,473		1,934,473	12
55,200				1,832,322		1,832,322	13
953,930				34,419,518		34,419,518	14
10,065,736			35,456,021	441,226,980	468,136	477,151,137	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Morgan Stanley	OS				
2	New York Power Authority	OS				
3	PG&E Trading Marketing	OS				
4	PECO Energy	OS		111	111	111
5	Pennsylvania Power & Light	OS				
6	Potomac Electric Co	OS				
7	Public Service Electric & Gas	OS		156	156	156
8	Rainbow Energy Marketing	OS				
9	Reliant Energy Service	OS				
10	Select Energy	OS				
11	Sithe	OS				
12	Southern Energy Trading and Marketing	OS				
13	Sempra	OS				
14	TXU Energy Trading	OS				
	Total					

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES: MegaWatt Hours Received (h)	POWER EXCHANGES: MegaWatt Hours Delivered (i)	COST/SETTLEMENT OF POWER: Demand Charges ($) (j)	COST/SETTLEMENT OF POWER: Energy Charges ($) (k)	COST/SETTLEMENT OF POWER: Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	Line No.
399,200				34,837,176		34,837,176	1
19,536			111,095	58,863		169,958	2
19,200				696,911		696,911	3
4,800			1,427,614	124,800		1,552,414	4
			1,138			1,138	5
800				97,600		97,600	6
169,600			1,831,412	7,772,107		9,603,519	7
500				24,650		24,650	8
247,450			18,612,894	13,871,536		32,484,430	9
393,530				10,990,466		10,990,466	10
			12,269,851	-1,394		12,268,457	11
52,000				1,777,680		1,777,680	12
8,000				160,000		160,000	13
16,000				624,000		624,000	14
10,065,736			35,456,021	441,226,980	468,136	477,151,137	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Virginia Power	OS				
2	Williams Energy Services	OS				
3	P.H. Glatfelter Co.	OS				
4	York County Solid Waste	OS				
5	Lancaster County Solid Waste	OS				
6	Panther Creek Partners	OS				
7	Northhampton Generating	OS				
8	Lebanon Methane	OS				
9	City of Reading	OS				
10	Knouse Foods	OS				
11	Mason Dixon	OS				
12	Solar Turbines	OS				
13	Modern Landfill/Bio Energy Por	OS				
14	AES - NJ Cogen	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
48,800				2,545,600		2,545,600	1
86,601				2,609,000		2,609,000	2
214,900				14,248,925		14,248,925	3
210,877				15,419,552		15,419,552	4
220,015				14,696,434		14,696,434	5
698,590				51,289,038		51,289,038	6
849,748				55,957,586		55,957,586	7
3,700				265,447		265,447	8
				-1,632		-1,632	9
765				17,017		17,017	10
450				11,013		11,013	11
				5,934		5,934	12
29,539				718,866		718,866	13
29				587		587	14
10,065,736			35,456,021	441,226,980	468,136	477,151,137	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Volume Load Reduction Program					
2	NUG Deferred Costs	OS				
3	PJM Interchange	OS				
4	GPU Energy Companies	OS				
5	Loss on Futures Contracts & Options					
6	Futures & Options Commission Expense					
7	Energy-Option Amortization Expense					
8	Capacity-Option Amortization Expense					
9						
10						
11						
12						
13						
14						
	Total					

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
			664			664	1
					-8,317,829	-8,317,829	2
143,830			-67,667	8,526,634	8,382,124	16,841,091	3
63,201				1,926,043	402,162	2,328,205	4
					1,679	1,679	5
				233,363		233,363	6
				7,319,275		7,319,275	7
			1,269,020			1,269,020	8
							9
							10
							11
							12
							13
							14
10,065,736			35,456,021	441,226,980	468,136	477,151,137	

Name of Respondent Metropolitan Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

The responsdent owns 100% of the issued and outstanding common stock of York Haven Power Company.

Schedule Page: 326 Line No.: 2 Column: a

Borderline customers, Lines 2 through 4.

Schedule Page: 326 Line No.: 5 Column: a

Represents power purchased from energy suppliers.
Page 326, Lines 5 through 14.
Page 326.1, Lines 1 through 14.
Page 326.2. Lines 1 through 2.

Schedule Page: 326.2 Line No.: 3 Column: a

Represents power purchased from non-utility generation (NUG).
Lines 3 through 14.

Schedule Page: 326.3 Line No.: 2 Column: l

Represents incremental NUG operating costs incurred above amounts reflected in current rates.

Schedule Page: 326.3 Line No.: 3 Column: a

Represents power purchased from PJM interconnections of nonutility generation from Pennsylvania Power & Light.

Schedule Page: 326.3 Line No.: 3 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 4 Column: a

GPU companies include, in addition to the respondent, Jersey Central Power & Light and Pennsylvania Electric Company, both of which are affiliates of the respondent.

Schedule Page: 326.3 Line No.: 4 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 5 Column: l

Represents the loss derived from the liquidation of energy futures contracts.

Schedule Page: 326.3 Line No.: 6 Column: k

Represents commission expense on purchase options and futures contracts.

Schedule Page: 326.3 Line No.: 7 Column: k

Represents amortization of energy related purchase option expense.

Schedule Page: 326.3 Line No.: 8 Column: j

Represents amortization of capacity related purchase option expense.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Allegheny Electric Cooperative	New York Power Authority	Allegheny Electric Cooperative	LF
2	Allegheny Electric Cooperative	Pennsylvania Electric Company	Allegheny Electric Cooperative	LF
3	Allegheny Electric Cooperative	Susquehanna Steam Electric Sta.	Allegheny Electric Cooperative	LF
4	Borough of Kutztown	Pennsylvania Power & Light	Allegheny Electric Cooperative	LF
5	Jersey Central Power & Light	Metropolitan Edison Company	Jersey Central Power & Light	LF
6	Jersey Central Power & Light	N/A	N/A	LF
7	Pennsylvania Electric Company	Metropolitan Edison Company	Pennsylvania Electric Co.	LF
8	Pennsylvania Electric Company	N/A	N/A	LF
9	PJM - Network Integrated Transmission	PJM Network	PJM Network	
10	PJM - Other Transmission	Various	Various	OS
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
43	Various	Various		21,220	21,220	1
90	Various	Various		55,396	55,396	2
90	Various	Various		221,911	221,911	3
48	PP&L-Met-Ed Intercon	Kutztown Substation		50,484	50,484	4
40	Three Mile Island #1	Hosensack Substation				5
40	N/A	N/A				6
40	Three Mile Island #1	Juniata-Peach Bottom				7
40	N/A	N/A				8
	PJM Network	PJM Network				9
	Various	Various				10
						11
						12
						13
						14
						15
						16
						17
			0	349,011	349,011	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
205,705			205,705	1
758,394			758,394	2
1,653,347			1,653,347	3
239,386			239,386	4
		1,960,200	1,960,200	5
		1,916,950	1,916,950	6
		653,400	653,400	7
		1,616,844	1,616,844	8
12,080,697			12,080,697	9
2,002,695			2,002,695	10
				11
				12
				13
				14
				15
				16
				17
16,940,224	0	**6,147,394**	**23,087,618**	

Schedule Page: 328 Line No.: 2 Column: b

Pennsylvania Electric Company is an affiliated company.

Schedule Page: 328 Line No.: 5 Column: a

Jersey Central Power & Light Company is an affiliated company.

Schedule Page: 328 Line No.: 5 Column: c

Jersey Central Power & Light Company is an affiliated company.

Schedule Page: 328 Line No.: 5 Column: m

Investment Charges: Page 330, Lines 5 through 8.

Schedule Page: 328 Line No.: 6 Column: a

Jersey Central Power & Light Company is an affiliated company.

Schedule Page: 328 Line No.: 7 Column: a

Pennsylvania Electric Company is an affiliated company.

Schedule Page: 328 Line No.: 7 Column: c

Pennsylvania Electric Company is an affiliated company.

Schedule Page: 328 Line No.: 8 Column: a

Pennsylvania Electric Company is an affiliated company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Billing Order Write-Offs	54,393
7	Legal Settlement	-167,700
8	Bank Fees	46,595
9	Outside Director Costs	34,492
10	Phase II Restructuring Order	-44,579,738
11	Miscellaneous	-66,852
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	-44,678,810

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 335 Line No.: 10 Column: b

Net impact of Phase II electric restructuring order from the PA Public Utility Commission dated December 20, 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section B the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available infonnation called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant	14,777,545			14,777,545
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	4,294,694			4,294,694
8	Distribution Plant	25,302,159			25,302,159
9	General Plant	13,313,281	1,902,333		15,215,614
10	Common Plant-Electric				
11	TOTAL	57,687,679	1,902,333		59,590,012

B. Basis for Amortization Charges

FMIS	10.00%	$ 740,688
Enterprise	14.29%	$ 1,160,484
Risk Management	10.00%	$ 1,161

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	INTANGIBLES						
13	303 - FMIS	7,407				AMORTIZED	
14	303.3 Enterprise	8,154				AMORTIZED	
15	303.6 - Risk Managemet	23				AMORTIZED	
16	SUBTOTAL	15,584					
17							
18	TRANSMISSION						
19	350	26,500	39.29		1.12	SQ	69.50
20	352	5,271	42.19		2.37	R 3.0	35.60
21	353	87,094	48.31		2.07	R 2.0	30.40
22	354	36,795	60.98		1.64	R 3.0	29.00
23	355	31,414	50.00		2.00	R 1.5	33.70
24	356	42,042	55.25		1.81	R 2.0	30.50
25	356.1	5,578	81.97		1.22	SQ	51.80
26	359	657	59.52		1.68	SQ	37.30
27	SUBTOTAL	235,351					
28							
29	DISTRIBUTION						
30	360	28,096	50.51		1.98	O 1.0	37.30
31	361	9,979	35.21		2.84	S 5.0	31.60
32	362	116,848	51.02		1.96	R 2.0	32.40
33	364	218,671	56.18		1.78	R 0.5	41.70
34	365	164,340	47.85		2.09	R 0.5	35.20
35	365.1	22,999	65.79		1.52	O 1.0	52.80
36	366	27,251	61.73		1.62	R 3.0	44.30
37	367	90,088	44.84		2.23	R 1.5	35.40
38	368	187,773	35.84		2.79	S 0.5	23.90
39	369	40,297	48.08		2.08	R 2.0	33.80
40	369.1	82,739	36.10		2.77	R 0.5	28.10
41	370	54,071	28.74		3.48	S 1.0	20.70
42	371.1	2,666	21.41		4.67	O 1.0	16.90
43	371.2	412	23.26		4.30	SQ	18.50
44	371.23	277	14.06		7.11	SQ	8.60
45	373	7,540	34.72		2.88	L 0.5	16.90
46	SUBTOTAL	1,054,047					
47							
48	GENERAL						
49	389	18	53.76		1.86	O 1.0	31.70
50	390	77,996	31.85		3.14	S 0.5	23.90

Name of Respondent	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company		/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	391.1	17,706	17.01		5.88	AMORTIZED	
13	391.2	8,620	42.92		2.33	AMORTIZED	
14	391.3	14,126	3.00		33.33	AMORTIZED	
15	393	1,486	38.02		2.63	AMORTIZED	26.70
16	394	9,708	46.08		2.17	AMORTIZED	33.50
17	395	3,562	34.97		2.86	AMORTIZED	23.00
18	396	902	20.75		4.82	SQ	11.50
19	397	63,560	15.65		6.39	L 2.0	10.70
20	398	3,233	25.00		4.00	AMORTIZED	19.60
21	SUBTOTAL	200,917					
22							
23	Clearing Accounts						
24	390-Reprographics	2,077	31.85		3.14	S 0.5	23.90
25	391-Reprographics	981	42.92		42.92	AMORTIZED	
26	392-Trucks	16	7.55		13.25	L 3.0	0.50
27	392-Trailers	818	40.00		2.50	S 0.5	24.90
28	SUBTOTAL	3,892					
29							
30	TOTAL	1,509,791					
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(a) Miscellaneous Amortization-Account 425	
2	None	
3		
4		
5	(b) Miscellaneous Income Deductions - Account 426	
6	Donations - Account 426.1	
7	United Way	186,075
8	Community Services	318,665
9	Education Programs	4,300
10	Community Cornerstone Grants	31,250
11	Other	1,780
12	Utility Services Agencies	50,000
13		
14	Total 426.1	592,070
15		
16		
17	Life Insurance - Account 426.2	
18	Company-owned life insurance income	-420,150
19		
20	Total 426.2	-420,150
21		
22	Penalties - Account 426.3	
23	Tax Penalties - Reversal of 1999 FIT Accrual	-1,800,000
24		
25	Total 426.3	-1,800,000
26		
27	Expenditures for Certain Civic, Political, and	
28	Related Activities - Account 426.4	
29	Miscellaneous - various items	873,082
30		
31	Total 426.4	873,082
32		
33		
34	Other Deductions - Account 426.5	
35	Other Reg Asset - TMI 2 Decommissioning	7,956,108
36	Other Def. Credit - PV of Lease Obligation	1,297,000
37	GPUN Office	
38	Miscellaneous Various Items	8,941
39		
40	Total 426.5	9,262,049
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1		
2	(c) Interest on Debt to Associated Companies	
3	Account 430	
4	Met Ed Capital II LP	6,798,599
5		
6	Total 430	6,798,599
7		
8		
9	(d) Other Interest Expense - Account 431	
10	Customer Deposits	171,994
11	(Residential 4.89%, Commercial 6.00%)	
12	FIT Deficiency	447,007
13	DOE Nuclear Fuel Disposal Fee	
14	(5.525% - 6.257%)	2,026,407
15	Deferred Compensation	9,648
16	Middletown Buyout Amortization	612,211
17	Revolving Credit Agreement Fees	119,570
18	Merrill Creek Accretion (8.24%)	1,925,757
19	Interest on short-term debt	4,397,900
20		
21	Total 431	9,710,494
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	Federal Energy Regulatory Commission				
2					
3	Annual Assessment	75,621		75,621	
4					
5	Pennsylvania Public Utility Commission				
6					
7	Annual Assessment	1,305,793		1,305,793	
8					
9	Restructuring - Phase 2				
10	Docket #R-974008		38,346	38,346	
11					
12	Competitive Default Services				
13	Docket #R-974008		118,137	118,137	
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,381,414	156,483	1,537,897	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
							2
Electric	921	75,621					3
							4
							5
							6
Electric	408	1,305,793					7
							8
							9
Electric	923	38,346					10
							11
							12
Electric	923	118,137					13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		1,537,897					46

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 350 Line No.: 5 Column: a

Amounts identified for individual cases do not include all costs incurred. Only incremental costs above a certain threshold are included.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production			
4	Transmission	718,632		
5	Distribution	3,151,296		
6	Customer Accounts			
7	Customer Service and Informational			
8	Sales			
9	Administrative and General	65,507		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	3,935,435		
11	Maintenance			
12	Production			
13	Transmission			
14	Distribution			
15	Administrative and General			
16	TOTAL Maint. (Total of lines 12 thru 15)			
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)			
19	Transmission (Enter Total of lines 4 and 13)	718,632		
20	Distribution (Enter Total of lines 5 and 14)	3,151,296		
21	Customer Accounts (Transcribe from line 6)			
22	Customer Service and Informational (Transcribe from line 7)			
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)	65,507		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	3,935,435		3,935,435
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	3,935,435		3,935,435
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant			
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)			
69	Plant Removal (By Utility Departments)			
70	Electric Plant			
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)			
74	Other Accounts (Specify):			
75				
76				
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts			
96	TOTAL SALARIES AND WAGES	3,935,435		3,935,435

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 354 Line No.: 96 Column: d

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, substantially all of Met-Ed's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1, 1999. For this purpose, GPU Service Inc. has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	
4	Nuclear	
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	
10	Purchases	10,065,736
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	349,011
17	Delivered	349,011
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	10,065,736
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	12,525,670
23	Requirements Sales for Resale (See instruction 4, page 311.)	5,475
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,114,663
25	Energy Furnished Without Charge	-5,407,422
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	
27	Total Energy Losses	827,350
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	10,065,736

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. Include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	Day of Month (e)	Hour (f)
29	January	895,401	218,383	2,284	18	800
30	February	773,777	189,109	2,152	9	800
31	March	760,938	180,991	1,937	21	1900
32	April	597,242	123,092	1,863	13	800
33	May	673,750	120,316	2,232	9	1700
34	June	1,018,737	326,141	2,318	26	1700
35	July	959,288	235,031	2,301	31	1800
36	August	921,984	158,119	2,342	9	1700
37	September	864,173	204,698	2,137	1	1400
38	October	834,722	161,145	1,820	31	800
39	November	829,763	127,508	2,051	21	1900
40	December	935,961	70,130	2,230	20	2100
41	TOTAL	10,065,736	2,114,663			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 401 Line No.: 16 Column: b

Does not include Network Integrated Transmission Services MWH, which will be reported for Metropolitan Edison Company by PJM Interconnection in FERC Form 582. Lines 16 and 17, column b.

Schedule Page: 401 Line No.: 25 Column: b

Energy Furnished without Charge:

Represents Mwh included in Line 22, Sales to Ultimate Customers, that were delivered and billed to Shopping Customers. The providers of this energy are external suppliers.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Conemaugh	Hunterstown	500.00	500.00	S. Tower	1.52		1
2	Three Mile Island	Peach Bottom	500.00	500.00	S. Tower	18.35		1
3	Juniata	Three Mile Island	500.00	500.00	S. Tower	27.22		1
4	Juniata	Alburtis	500.00	500.00	S. Tower	61.27		1
5	Hunterstown	Conastone	500.00	500.00	S. Tower	0.45		1
6	Alburtis	Branchburg	500.00	500.00	S. Tower	5.03		1
7	Three Mile Island	Hosensack	500.00	500.00	S. Tower	74.64		1
8								
9	N. Hershey	Alburtis	230.00	230.00	S. Tower	5.80	62.77	1
10	N. Hershey	Hummelstown	230.00	230.00	S. Tower		6.44	1
11	Middletown Jct.	Hummelstown	230.00	230.00	S. Tower	6.79		1
12	Hosensack	N. Temple	230.00	230.00	S. Tower	23.13		1
13	Middletown Jct.	S. Lebanon	230.00	230.00	S. Tower	24.47		1
14	S. Lebanon	S. Reading	230.00	230.00	S. Tower	28.78	5.68	1
15	S. Reading	Hosensack	230.00	230.00	S. Tower	27.42		1
16	Portland	PA-NJ State Line	230.00	230.00	S. Tower	0.31		1
17	Portland	Martins Creek	230.00	230.00	S. Tower	4.44		1
18	Portland	PA-NJ State Line	230.00	230.00	S. Tower		0.31	1
19	PP & L 230 KV Line	Northwood	230.00	230.00	S. Tower	0.59		1
20	PP & L 230 KV Line	Northwood	230.00	230.00	S. Tower	0.18	0.41	1
21	Hosensack	PA-NJ State Line	230.00	230.00	S. Tower	20.60		1
22	Three Mile Island	Jackson	230.00	230.00	W. H. Frame	18.05		1
23	Jackson	Yorkanna	230.00	230.00	W. H. Frame	18.75		1
24	Jackson	Hunterstown	230.00	230.00	W. H. Frame	18.44		1
25	Yorkana	Brunner Island	230.00	230.00	W. H. Frame	12.59		1
26	N. Temple	S. Lebanon	230.00	230.00	S. Tower	37.05		1
27	Alburtis	Hosensack	230.00	230.00	S. Tower	0.15	6.47	1
28	Juniata	Dauphin	230.00	230.00	S. Tower	11.23		1
29	Dauphin	Hummelstown	230.00	230.00	S. Tower	13.72	1.17	1
30	Three Mile Island	Middletown Junction	230.00	230.00	S. Tower	1.44		1
31	Three Mile Island	Middletown Junction	230.00	230.00	S. Tower	1.53		1
32	Middletown Junction	N. Lebanon	230.00	230.00	S. Tower	24.51		1
33								
34								
35								
36					TOTAL	1,235.82	170.23	32

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
2493 ACAR	15,097	426,585	441,682					1
2493 ACAR	759,922	2,119,178	2,879,100					2
2493 ACAR	1,460,284	5,193,438	6,653,722					3
2493 ACAR	1,895,929	7,126,279	9,022,208					4
2493 ACAR	24,563	610,519	635,082					5
2493 ACAR	165,345	640,730	806,075					6
2493 ACAR	6,652,989	15,571,489	22,224,478					7
								8
1590 ACSR	516,431	3,007,278	3,523,709					9
1590 ACSR								10
1033.5 ACSR	295,118	566,095	861,213					11
1108.6 ACAR	528,600	1,962,039	2,490,639					12
1033.5 ACSR	677,360	3,573,428	4,250,788					13
1033.5 ACSR								14
795 ACSR	473,601	1,724,673	2,198,274					15
1590 ACSR	1,408	56,622	58,030					16
2493 ACAR	78,779	1,049,483	1,128,262					17
1590 ACSR		11,916	11,916					18
1033.5 ACSR	16,983	270,772	287,755					19
1033.5 ACSR								20
1590 ACSR	265,500	2,231,701	2,497,201					21
1033.5 ACSR	469,153	1,952,987	2,422,140					22
1590 ACSR	1,830,770	1,142,993	2,973,763					23
1590 ACSR	117,274	3,514,054	3,631,328					24
1590 ACSR	447,845	676,513	1,124,358					25
1590 ACSR	1,022,037	3,769,442	4,791,479					26
1590 ACSR		213,926	213,926					27
1033.5 ACSR	300,588	2,048,451	2,349,039					28
1033.5 ACSR								29
1033.5 ACSR	30,494	524,553	555,047					30
1033.5 ACSR		610,831	610,831					31
1590 ACSR	857,631	2,945,905	3,803,536					32
								33
								34
								35
	32,495,874	111,113,520	143,609,394	19,702	1,188,502		1,208,204	36

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH On Structures of Another Line (g)	Number Of Circuits (h)
1	Germantown	PA-MD State Line	138.00	138.00	W.H. Frame	2.73		1
2								
3			115.00			326.53	36.55	
4			69.00			389.85	44.21	
5			34.50			28.26	6.22	
6								
7	Account 563 and 571							
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	1,235.82	170.23	32

Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
556.5 ACSR	21,815	76,058	97,873					1
								2
	5,830,709	19,595,383	25,426,092					3
	6,271,230	26,150,888	32,422,118					4
	1,468,419	1,749,311	3,217,730					5
								6
				19,702	1,188,502		1,208,204	7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	32,495,874	111,113,520	143,609,394	19,702	1,188,502		1,208,204	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Lyons, Richmond Township	T-U	67.00	13.80	
2			220.00	69.00	
3	N. Boyertown, Colebrookdale Township	T-U	220.00	69.00	
4	N. Temple, Muhlenberg Township	T-U	67.00	13.80	
5			13.20	4.80	
6			220.00	69.00	
7	S. Reading, Cumru Township	T-U-G	67.00	13.80	
8		T-U-G	220.00	69.00	
9					
10					
11	Titus, Cumru Township	T-A-G	66.00	13.20	
12	Adamstown, Brecknock Township	D-U	67.00	13.80	
13	Baldy, Maxatawny Township	D-U	67.00	13.80	
14	Barto, Washington Township	D-U	67.00	13.80	
15	Berkley, Ontelaunee Township	D-U	67.00	13.80	
16	Bern Church, Bern Township	D-U	67.00	13.80	
17	Bernville, Jefferson Township	D-U	67.00	13.80	
18	Birdsboro, Birdsboro Borough	D-U	67.00	13.80	
19			13.20	4.80	
20			67.00	13.80	
21	Birdsboro Corp., Birdsboro Borough	D-U	67.00	14.40	
22			66.00	13.80	13.20
23	Carsonia, Exeter Township	D-U	13.20	4.80	
24			13.80	4.80	
25			67.00	13.80	
26	County Line, Douglass Township	D-U	67.00	13.80	
27	East Topton, Topton Borough	D-U	67.00	13.80	
28	Flying Hills, Cumru Township	D-U	67.00	13.80	
29	Friedensburg, Oley Township	D-U	67.00	13.80	
30			13.20	4.60	
31	Glenside, City of Reading	D-U	67.00	13.80	
32	Kutztown Road, City of Reading	D-U	13.20	4.80	
33					
34					
35	Leesport, Ontelaunee Township	D-U	67.00	13.80	
36			69.00	34.50	
37	Lincoln Park, Wyomissing Borough	D-U	67.00	13.80	
38	Lorane, Exeter Township	D-U	67.00	13.80	
39	Lynnville, Lynn Township	D-U	67.00	13.80	
40	Moselem, Richmond Township	D-U	67.00	13.80	

Name of Respondent	This Report Is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
14	1		Capacitor	1	18,000	1
112	1					2
84	1		Capacitor	1	18,000	3
45	2		Capacitors	3	34,800	4
3	1					5
448	2	1				6
56	2		Capacitors	2	9,600	7
448	2					8
						9
						10
		1				11
14	1		Capacitor	1	2,400	12
14	1		Capacitor	1	3,600	13
22	1					14
14	1					15
22	1		Capacitor	1	3,600	16
25	2					17
22	1		Capacitor	1	3,600	18
		1				19
28	1					20
9	1	1				21
10	1	1				22
3	1					23
9	2					24
43	2		Capacitor	1	2,700	25
22	1		Capacitors	2	6,000	26
23	2		Capacitors	2	3,600	27
23	2					28
14	1					29
4	3					30
36	2					31
14	2					32
						33
						34
14	1					35
20	1	1				36
28	2					37
42	2					38
25	2					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1					
2	Moss Street, City of Reading	D-U	13.20	4.80	
3					
4	Muhlenberg, Muhlenberg Township	D-U	67.00	13.80	
5			13.20	4.80	
6			13.20	4.60	
7	Outer Station, City of Reading	D-U	67.00	13.80	
8	Pine Lane, Amity Township	D-U	67.00	13.80	
9	Ringing Rocks, New Hanover Township	D-U	67.00	13.80	
10	Riverview, Muhlenberg Township	D-U	67.00	13.80	
11	Rosedale, Laureldale Borough	D-U	67.00	13.80	
12			13.20	4.60	
13			13.20	4.80	
14			66.00	13.20	
15	South Hamburg, Hamburg Borough	D-U	67.00	13.80	
16			66.00	13.20	
17			69.00	34.50	
18			67.00	13.80	
19			67.00	14.40	
20	Spring Valley, Muhlenberg Township	D-U	67.00	13.80	
21	West Boyertown, Boyertown Borough				
22	and Colebrookdale Township	D-U	67.00	13.80	
23			13.20	4.80	
24	West Reading, Cumru Township	D-U	67.00	13.80	
25			13.20	4.80	
26	Middletown, Middletown Borough	T-U	114.00	66.00	13.20
27	Middletown Jct., Londonderry Township	T-U	220.00	114.00	13.20
28			220.00	69.00	
29	North Hershey, E. Hanover Township	T-U	220.00	69.00	
30	North Lebanon, N. Lebanon Township	T-U	220.00	69.00	
31			67.00	13.80	
32	South Lebanon, S. Lebanon Township	T-U	220.00	69.00	
33			13.20	4.80	
34			67.00	13.80	
35	Three Mile Island, Londonderry Twp.	T-A-G	500.00	20.90	
36	Three Mile Island, Londonderry Twp.	T-U-G	500.00	230.00	13.80
37	Annville, Annville Township	D-U	67.00	13.80	
38			13.20	4.80	
39	Broad Street, City of Lebanon	D-U	67.00	13.80	
40	Campbelltown, S. Londonderry Twp.	D-U	67.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
14	2					2
						3
67	3		Capacitors	3	14,400	4
5	4					5
2	3					6
28						7
14	1		Capacitor	1	3,000	8
22	1					9
28	2					10
14	1		Capacitor	1	3,000	11
3	3					12
3	1					13
10	1	1				14
28	2		Capacitors	2	7,200	15
8	1					16
20	1					17
		1				18
		1				19
14	1		Capacitor	1	3,000	20
						21
45	2					22
4	1					23
84	3	1	Capacitors	3	15,600	24
4	1					25
67	3	1				26
234	3		Capacitors	2	27,000	27
84	1					28
112	1					29
84	1		Capacitors	2	6,000	30
28	1	1				31
224	2		Capacitors	2	9,000	32
4	2	1				33
56	2					34
		2				35
729	3					36
28	2		Capacitors	2	7,200	37
4	3					38
28	1		Capacitor	1	3,600	39
56	2	2	Capacitors	2	9,600	40

Name of Respondent	This Report Is	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Cleona, Annville Township	D-U	67.00	13.80	
2			69.00	4.80	
3	Eighth Street, City of Lebanon	D-U	13.20	4.80	
4			13.20	4.60	
5	Fifth Ave. & Green St., City of Lebanon	D-U	13.20	4.80	
6			67.00	13.80	
7	Frystown, Bethel Township	D-U	67.00	13.80	
8	Grantville, E. Hanover Township	D-U	67.00	13.80	
9	Lickdale, Union Township	D-U	67.00	13.80	
10			67.00	13.80	
11	Myerstown, Myerstown Borough	D-U	67.00	13.80	
12			13.20	4.80	
13	Olmsted State Airport, L. Swatara Twp.	D-U	67.00	13.80	
14	Stouchsburg, Marion Township	D-U	67.00	13.80	
15	Swatara Hill, Londonderry Township	D-U	67.00	13.80	
16	Third & Green St., City of Lebanon	D-U	67.00	13.80	
17	Turf Club, E. Hanover Township	D-U	67.00	13.80	
18	West Lebanon, City of Lebanon	D-U	67.00	13.80	
19	Wood Street, Middletown Borough	D-U	67.00	13.80	
20	Hosensack, L. Milford Township	T-U	500.00	230.00	13.20
21			220.00	114.00	13.20
22	Northwood, Palmer Township	T-U	34.40	13.80	
23			220.00	115.00	13.20
24			33.00	4.80	
25			33.00	13.80	
26			230.00	36.20	
27	Portland, Upper Mt. Bethel Township	T-A-G	230.00	115.00	13.80
28	Belfast, Plainfield Township	D-U	114.00	33.00	13.20
29			114.00	33.00	
30			114.00	34.50	
31	Birchwood Lakes, Delaware Township	D-U	34.40	13.80	
32	Bushkill Falls, Lehman Township	D-U	34.40	13.80	
33	Clearfield, Bushkill Township	D-U	34.40	13.80	
34	Dock Street, City of Easton	D-U	33.00	4.80	
35	Foxhill, Smithfield Township	D-U	230.00	36.20	
36	Glendon, Glendon Borough	D-U	114.00	33.00	13.20
37			33.00	4.80	
38	Lafayette, City of Easton	D-U	33.00	4.80	
39	Nisky, Upper Nazareth Township	D-U	33.00	4.80	
40			33.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1		Capacitor	1	3,000	1
		1				2
5	3					3
6	3		Capacitors	2	4,200	4
3	1					5
22	1		Capacitor	1	3,600	6
22	1		Capacitors	2	6,000	7
14	1		Capacitors	2	4,800	8
22	1					9
22	1					10
34	2		Capacitors	3	9,000	11
6	2					12
22	1		Capacitor	1	3,000	13
11	1					14
18	2					15
28	1		Capacitor	1	3,600	16
14	1					17
28	1		Capacitor	1	3,600	18
14	1					19
		2				20
84	1					21
14	1					22
168	1		Capacitor	1	9,000	23
		1				24
		1				25
250	2					26
220	1					27
		1				28
33	1					29
56	1					30
28	1					31
14	1					32
14	1					33
12	2		Capacitor	1	1,800	34
64						35
60	6		Capacitors	2	16,200	36
4	1	5				37
14	2					38
6	2					39
6	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to functio the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	 Secondary (d)	 Tertiary (e)
1	North Bangor, U. Mt. Bethel Township	D-U	115.00	36.20	
2	Palmer, Palmer Township	D-U	33.00	4.80	
3			33.00	13.80	
4	Stroudsburg, E. Stroudsburg Borough	D-U	33.00	4.80	
5			33.00	13.80	
6			34.40	13.20	
7	Wind Gap, Wind Gap Borough	D-U	33.00	4.80	
8			34.40	13.80	
9	Shawnee, M. Smithfield Township	D-U-G	230.00	36.20	
10			33.00	4.80	
11	Germantown, Mt. Joy Township	T-U	132.00	117.00	13.80
12			114.00	13.80	
13	Jackson, Jackson Township	T-U	114.00	69.00	
14			114.00	13.80	
15			229.80	115.00	13.30
16			220.00	114.00	13.20
17	Yoe, Windsor Township	T-U	114.00	13.80	
18	Yorkana, Lower Windsor Township	T-U	220.00	114.00	13.20
19			114.00	13.80	
20			230.00	114.00	13.20
21	Smith Street, City of York	T-A	114.00	66.00	13.20
22			13.20	4.80	
23			114.00	13.80	
24			67.00	14.40	
25			67.00	13.80	
26			66.00	13.80	
27	Hunterstown, Straban Township	T-U-G	500.00	230.00	13.80
28			230.00	114.00	13.20
29	Caterpiller Tractor Co.	T-U-G			
30	PH Glatfelter	T-U-G			
31					
32	Allen, Monroe Township	D-U	114.00	13.80	
33	Bair, West Manchester Township	D-U	114.00	13.80	
34	Cly, Newberry Township	D-U	114.00	13.80	
35			13.20	4.80	
36	Crossroads, Crossroads Borough	D-U	114.00	13.80	
37	Dillsburg, Carroll Township	D-U	114.00	13.80	
38	Fairview, West Manheim Township	D-U	114.00	13.80	
39			114.00	13.80	
40	Gardners, Tyrone Township	D-U	114.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
100	2		Capacitor	1	4,500	1
5	1					2
14	1					3
5	1					4
7	1					5
7	1					6
4	1					7
14	1					8
128	2					9
		1				10
100	1					11
22	1					12
56	1					13
23	1		Capacitors	5	33,000	14
163	1	1				15
163	1					16
22	1		Capacitor		3,000	17
159	2		Capacitor	1	9,000	18
23	1					19
224	1					20
75	4		Capacitors	8	38,400	21
10	1	3				22
106	2	1				23
		2				24
		6				25
		2				26
729	1					27
224	1					28
						29
						30
						31
22	1		Capacitor	1	3,000	32
28	1		Capacitor	1	3,600	33
22	1		Capacitor	1	3,000	34
4	1					35
28	1		Capacitor	1	3,600	36
22	1	1	Capacitors	2	6,000	37
2[illegible]	1		Capacitor	1	3,000	38
28	1					39
51	2		Capacitors	2	7,200	40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Gitts Run, Penn Township	D-U	114.00	13.80	
2	Glades, Springettsbury Township	D-U	114.00	13.80	
3	Grantley Street, Spring Garden Township	D-U	13.20	4.60	
4			67.00	14.40	
5			67.00	13.80	
6	Hanover City, Hanover Borough	D-U	13.20	4.80	
7	Hill, Shrewsbury Township	D-U	114.00	13.80	
8	Hokes, West Manchester Township	D-U	67.00	14.40	
9			67.00	13.80	
10			13.20	4.80	
11	Lincoln, Straban Township	D-U	114.00	13.80	
12	Menges Mills, Jackson Township	D-U	114.00	13.80	
13	Mt. Rose, Spring Garden Township	D-U	114.00	13.80	
14					
15					
16			13.20	4.80	
17	Newberry, Newberry Township	D-U	114.00	13.80	
18			114.00	13.80	
19	North Hanover, Conewago Township	D-U	114.00	13.80	
20			114.00	13.80	66.00
21			13.20	4.80	
22					
23	Oxford, Mt. Pleasant Township	D-U	114.00	13.80	
24	Park Avenue, City of York	D-U	13.20	4.60	
25			13.20	4.80	
26	Pleasureville, Springettsbury Township	D-U	13.20	4.80	
27			114.00	13.80	
28			114.00	4.80	
29	Queen Street, York Township	D-U	114.00	13.80	
30	Roundtop, Warrington Township	D-U	115.00	13.80	
31			114.00	13.80	
32	Straban, Straban Township	D-U	114.00	13.80	
33	Taxville, West Manchester Township	D-U	114.00	13.80	4.80
34			114.00	13.80	
35			13.20	4.80	
36	Violet Hill, Spring Garden Township	D-U	66.00	13.20	
37	Violet Hill		114.00	69.00	
38	Violet Hill		114.00	13.80	
39			13.20	4.60	
40	Westgate, City of York	D-U	114.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
56	2		Capacitors	2	8,400	1
28	1		Capacitor	1	3,600	2
8	3					3
13	1		Capacitors	2	6,000	4
14	1					5
13	2		Capacitors	2	5,400	6
50	2		Capacitors	2	6,600	7
25	2		Capacitors	2	7,200	8
28	2					9
8	2					10
45	2		Capacitors	3	9,000	11
22	1		Capacitor	1	3,000	12
28	1	1	Capacitor	1	3,600	13
						14
						15
5	1					16
22	1		Capacitor	1	3,000	17
28	1					18
52	5					19
63	2		Capacitors	2	12,600	20
3	1					21
						22
22	1					23
6	3					24
5	1		Capacitors	2	9,000	25
3	1					26
56	2	1				27
13	1		Capacitors	2	9,000	28
28	1		Capacitor	1	3,600	29
22	1		Capacitor	1	3,000	30
23	1					31
28	1					32
22	1					33
28						34
3	1					35
38	2		Capacitors	2	6,000	36
75	1					37
28	1					38
6	3	1				39
28	1		Capacitor	1	3,600	40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	West Hellam, Hellam Township	D-U	114.00	13.80	
2	West York, West York Borough	D-U	13.20	4.80	
3	Whiteford, Springettsbury Township	D-U	114.00	13.80	
4	Windsor, Windsor Township	D-U	67.00	13.80	
5			13.20	4.60	
6			114.00	13.80	
7	Zions View, E. Manchester Township	D-U	114.00	13.80	
8	Hamilton City, Hamilton Township	D-U-G	114.00	13.80	
9			114.00	13.80	
10	Mountain, South Middletown Township	D-U-G	114.00	13.80	
11	Orrtanna, Highland Township	D-U-G	114.00	13.80	
12	Tolna, Hopewell Township	D-U-G	114.00	13.80	
13			114.00	13.80	
14	Less than 10,000 KVA	D-U			
15					
16					
17					
18	229 Substations				
19		T-U			
20		T-A			
21		T-A-G			
22		T-U-G			
23		D-U			
24		D-U-G			
25		< 10,000 KVA			
26		TOTAL SYSTEM			
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company		/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
28	1		Capacitor	1	3,600	1
11	2					2
28	1					3
		2				4
3	3					5
56	2		Capacitors	2	7,200	6
50	1		Capacitor	1	3,000	7
22	1					8
28	1					9
50	2		Capacitors	2	7,200	10
28	1					11
23	1		Capacitor	1	3,000	12
28	1					13
417	182	5	Capacitors	7	28,200	14
						15
						16
						17
9579	457	54		122	554,400	18
3080						19
191						20
220						21
2186						22
3178						23
307						24
417						25
9579						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426.1 Line No.: 35 Column: a

Bank Capacity represents respondent's 50% ownership.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	516,174	154,252	5,924
2	Additions During Year			
3	Purchases	20,930	6,034	317
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	20,930	6,034	317
6	Reductions During Year			
7	Retirements	12,499	1,240	51
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	12,499	1,240	51
10	Number at End of Year (Lines 1 + 5 - 9)	524,605	159,046	6,190
11	In Stock			
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use	524,605	159,046	6,190
15	In Company's Use			
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	524,605	159,046	6,190

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 3 Column: b

Represents watt-hour meters and line transformers installed during the year. Meters and transformers, at time of purchase, are included in the inventory account of GPU Service Company, an associated company. At time of installation, the equipment is transferred/sold to Met-Ed.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR: Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities					
2	Water Pollution Control Facilities				5,051,464	5,051,464
3	Solid Waste Disposal Costs				102,825	102,825
4	Noise Abatement Equipment	53,338			53,338	53,338
5	Esthetic Costs				36,211	36,211
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	53,338			5,243,838	5,243,838
9	Construction Work in Progress					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	213,911	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	77,721	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	291,632	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

The estimates reported in column (b) are based on the following:

Line 1 is based on year-end environmental plant balances multiplied by applicable depreciation accrual rates.

Line 2 is based on ratio of environmental capital expenditures, as related to total capital expenditures multiplied by applicable FERC expense accounts.

INDEX

Schedule	Page No.

Schedule	Page No.

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [ ] Conformed Copy

G-6

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

66

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Pennsylvania Electric Company	Dec. 31, 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Pennsylvania Electric Company
Reading, Pennsylvania

We have audited the balance sheets of Pennsylvania Electric Company as of December 31, 2000 and 1999, and the related statements of income for the years then ended, and the statements of retained earnings and of cash flows for the year ended December 31, 2000 included on pages 110 through 123.57 of the accompanying Federal Energy Regulatory Commission Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Electric Company as of December 31, 2000 and 1999, the results of its operations for the years then ended, and its changes in retained earnings and in cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is solely intended for the information and use of the board of directors and management of Pennsylvania Electric Company and the Federal Energy Regulatory Commission.

PricewaterhouseCoopers LLP

January 31, 2001

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules ________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:

ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Pennsylvania Electric Company		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 2800 Pottsville Pike, Reading, PA 19640-0001		
05 Name of Contact Person P. R. Chatman		06 Title of Contact Person Asst. Comptroller/Penelec
07 Address of Contact Person *(Street, City, State, Zip Code)* 310 Madison Avenue, Morristown, NJ 07962-1957		
08 Telephone of Contact Person, *Including Area Code* (973) 401-8236	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* 12/31/2000

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name P. R. Chatman	03 Signature P. R. Chatman	04 Date Signed *(Mo, Da, Yr)* 04/23/2001
02 Title Assistant Comptroller/Penelec		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

BLANK PAGE

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	NONE
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	NONE
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	NONE
58	Distribution of Salaries and Wages	354-355	SEE FOOTNOTE
59	Common Utility Plant and Expenses	356	NONE
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	NONE
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	NONE
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	NONE
65	Generating Plant Statistics (Small Plants)	410-411	NONE
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[ ] Four copies will be submitted

[X] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

P. R. Chatman
Assistant Comptroller - Pennsylvania Electric Company
310 Madison Avenue
Morristown, NJ 07962-1957

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Commonwealth of Pennsylvania
June 11,1919

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric service in the Commonwealth of Pennsylvania and, as lessee of the Waverly Electric Light and Power Company, electric service in the Village of Waverly, New York and vicinity.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

GPU, Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Niveveh Water Company	Water Service	100	(A)
2				
3	The Waverly Electric Light and Power Company	Electric Distribution	100	(B)
4				
5	Penelec Preferred Capital, Inc.	Finance Subsidiary	100	(C)
6	Dissolved 4-17-00			
7				
8	Penelec Capital, L.P.	Finance Subsidiary	100	(C)
9	Dissolved 4-17-00			
10				
11	Saxton Nuclear Experimental Corporation (SNEC)	See Note (D)	24	(D)
12				
13	Penelec Preferred Capital II, Inc.	Finance Subsidiary	100	(E)
14	Penelec Capital II L.P.	Finance Subsidiary	100	(F)
15	Penelec Capital Trust	Finance Subsidiary	100	
16				
17	(A) Transmission and Distribution mains were			
18	sold effective 12-31-87 to Central			
19	Pennsylvania Water Supply Company.			
20	Approval was received from the			
21	Pennsylvania Public Utility Commission by			
22	Order dated 11-12-87, Docket No. A-211290			
23	(B) Conducts no operations, but leases all			
24	its electric distribution system in New			
25	York State to respondent.			
26				
27				

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	(C) A Delaware Corporation, that is sole			
2	general partner of Penelec Capital, L.P			
3	(Dissolved 4-17-00)			
4	(D) Control of SNEC is through ownership			
5	of common stock as follows : Jersey			
6	Central Power and Light Company 44%,			
7	Metropolitan Edison Company 32%, and			
8	Pennsylvania Electric Company 24%.			
9	SNEC owns a small demonstration nuclear			
10	reactor that has been partially decommis-			
11	sioned.			
12	(E) A Delaware corporation that is the sole			
13	general partner of Penelec Preferred			
14	Capital II, L.P.			
15	(F) A Delaware Limited Partnership that is			
16	the sole grantor of Penelec Capital			
17	Trust.			
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	See Footnote Data for "Executive Compensation"		
2	which is limited to the information		
3	filed with the Securities and Exchange		
4	Commission in the Company's 2000 Form 10-K.		
5			
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Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

EXECUTIVE COMPENSATION

The following table sets forth remuneration paid to the Chief Executive Officer and the four other most highly compensated executive officers of JCP&L, Met-Ed and Penelec for the year ended December 31, 2000.

The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1999, 1998 and 1997.

Remuneration of Executive Officers

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	Long-Term Compensation Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compens-ation($)(1)	Securities Underlying Options Granted(#)	LTIP Payouts ($)(2)	All Other Compens-ation ($)
M. J. Chesser	2000	252,404	-	-	27,600	-	57,605(3)
President and Chief	1999	-	-	-	-	-	-
Executive Officer	1998	-	-	-	-	-	-
M. J. Connolly (4)	2000	185,385	25,000	-	6,500	-	15,319(5)
Vice President - Law	1999	168,846	105,000	-	1,400	-	9,398
	1998	150,000	35,000	-	-	-	6,782
R. S. Zechman	2000	184,615	-	-	6,300	33,432	29,172(6)
Vice President	1999	170,000	120,000	-	1,400	21,043	22,083
	1998	170,000	60,000	538	4,850	18,669	17,623
C. A. Mascari	2000	170,000	-	-	5,500	33,784	36,875(7)
Vice President -	1999	170,000	112,000	-	1,400	20,218	27,090
Technical Services	1998	170,000	50,000	-	4,850	21,002	20,762
C. Brooks	2000	170,000	-	-	5,200	33,960	22,943(8)
Vice President	1999	170,000	90,000	460	1,400	20,424	19,041
	1998	170,000	50,000	592	4,850	20,536	15,593

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Amounts reported in this column for the year 2000 represent each Named Executive Officer's 1995 performance-based restricted stock award that vested on June 4, 2000, at 90% of target, in accordance with the 1990 Stock Plan. The restricted units issued each year ince 1995 under the 1990 Stock Plan have been performance based. Dividends are earned on the aggregate restricted units awarded under the 1990 Stock Plan and reinvested in additional units.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Amounts reported in this column for the years 1998 and 1999 consist of Performance Cash Incentive Awards paid on the 1993 and 1994 restricted unit awards, respectively, which vested under the 1990 Stock Plan. These amounts were designed to compensate recipients of restricted unit awards for the amount of federal and state income taxes that are payable upon vesting of such awards. There was no Performance Cash Incentive Award associated with the vesting of the restricted units awarded in 1995 that vested in 2000.

The aggregate number and value (based on the stock price per share at December 31, 2000) of unvested and deferred vested stock-equivalent restricted units (including reinvested dividend equivalents) at the end of 2000 were:

	Aggregate Units	Aggregate Value
M. J. Chesser	4,032	$148,428
M. J. Connolly	2,254	82,975
R. S. Zechman	8,125	299,102
C. A. Mascari	9,313	342,835
C. Brooks	7,572	278,744

(3) Consists of GPU's matching contributions under the non-qualified deferred compensation plan ($3,296), above-market interest accrued on the retirement portion of deferred compensation ($16), earnings on LTIP compensation not paid in the current year ($4,293), and signing bonus received upon employment ($50,000).

(4) Mr. Connolly was compensated by GPU Service, Inc. for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services.

(5) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,785), above-market interest accrued on the retirement portion of deferred compensation ($83), and earnings on LTIP compensation not paid in the current year ($3,651).

(6) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($5,385), above-market interest accrued on the retirement portion of deferred compensation ($1,036), and earnings on LTIP compensation not paid in the current year ($15,951).

(7) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,480), above-market interest accrued on the retirement portion of deferred compensation ($7,045), and earnings on LTIP compensation not paid in the current year ($18,550).

(8) Consists of GPU's matching contributions under the Savings Plan ($6,800), above-market interest accrued on the retirement portion of deferred compensation ($1,136), and earnings on LTIP compensation not paid in the current year ($15,007).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	F. D. Hafer **	300 Madison Avenue
2	Chairman of the Board	Morristown, N.J. 07962-1911
3	Chief Executive Officer to April 16,2000	
4		
5	R. L. Wise*** - Director to April 17, 2000, Resigned	2800 Pottsville Pike
6	President to April 17, 2000, Resigned	Reading, P.A. 19640-0001
7	Chief Operating Officer to April 17, 2000, Resigned	
8		
9	M. P. O' Flynn (A) - Director to May 15,2000	2800 Pottsville Pike
10	Vice President - Finance & Rates and Comptroller	Reading, P.A. 19640-0001
11	Resigned Dec. 31, 2000	
12		
13	C. B. Snyder (A)	300 Madison Avenue
14		Morristown, N.J. 07962-1911
15		
16	M. J. Chesser - Director, Elected April 17, 2000	2800 Pottsville Pike
17	Executive Committee - April17, 2000 ***	Reading, PA 19640-0001
18	President - April 17, 2000	
19	CEO - April 17, 2000	
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26	(A) Alternate to Executive Committee	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
Stock book not closed	Total: 5,290,596 By Proxy: 5,290,596	May 16, 2000 Morristown, NJ

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	5,290 596	5,290,596		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	5,290,596	5,290,596		
7	GPU, Inc.	5,290,596	5,290,596		
8	300 Madison Avenue				
9	Morristown, N.J. 07962-1911				
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Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
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Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None

2. None

3. None

4. None

5. None

6. Issued $50 million of Senior Notes on April 11,2000 as follows: variable rate Series E due April 11,2002 in the principal amount of $25 million at an initial rate of 6.42125% and variable rate Series E due October 11,2002 in the principal amount of $25 million at an initial rate of 6.47125%.

Issued $68 million of Senior Notes on August 4, 2000 as follows: 7.50% Series E due August 1,2005 in the principal amount of $33 million and 7.77% Series E due August 2,2010 in the principal amount of $35 million.

Penelec has authorization from the Pennsylvania Public Utility Commission (PaPUC) to issue and sell up to $157 million of Senior Notes. The Company has authorization to issue through December 31,2002.

7. None

8. Two labor agreements were negotiated during 1998 with the International Brotherhood of Electrical Workers (IBEW)Local 459 and with the Utility Workers Union of America (UWUA) Local 180.

-Penelec and IBEW Local 459 negotiated a four-year contract that became effective May 15, 1998. The contract provides for annual base wage increases and incentive compensation awards as follows:

May 15,1998: 2% wage increase with a 4% incentive compensation award (Prorated for the last six months of 1998)
May 15,1999: 2% wage increase with a 4% incentive compensation award
May 15,2000: 2% wage increase with a 4% incentive compensation award
May 15,2001: 2% wage increase with a 4% incentive compensation award

The incentive compensation payment of approximately $2.276 million was paid in March of 2000 for the successful attainment of goals for the plan year 1999.

-Penelec and UWUA Local 180 entered into a three-year contract that became effective July 1,1998. The contract provides for annual base wage increases and incentive compensation awards as follows:

July 1,1998: 2% wage increase with a 2% incentive compensation award (Prorated for the last six months of 1998)
July 1,1999: 2% wage increase with a 2% incentive compensation award
July 1,2000: 2% wage increase with a 2% incentive compensation award

The incentive compensation payment of approximately $.40 million was paid in March of 2000 for the successful attainment of goals for the plan year 1999.

Voluntary Enhanced Retirement Program: The Pennsylvania Electric Company d/b/a GPU Energy and IBEW Local 459 negotiated a Voluntary Enhanced Retirement Program (VERP) effective December 29,2000. The VERP will be offered to regular employees who are at least age fifty-five and have at least five years of creditable service as of March 31,2001. This program will be applied retroactively to employees who retired or terminated (not for

cause)on or after December 1,1999. The VERP will add five years to an employee's age and five years to an employee's creditable years of service for the purpose of calculating his or her pension benefit, in accordance with the existing provisions of the pension plan. To ensure continuity of operations and service, the company maintains the right to retain certain employees until March 31,2002.

9. For information with respect to material legal proceedings, reference is made to Note 12 (Commitments and Contingencies) of the Notes to Financial Statements beginning on page 122.

10. None

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	1,735,075,140	1,794,243,551
3	Construction Work in Progress (107)	200-201	30,328,746	25,895,185
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		1,765,403,886	1,820,138,736
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	552,449,183	588,376,505
6	Net Utility Plant (Enter Total of line 4 less 5)		1,212,954,703	1,231,762,231
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,212,954,703	1,231,762,231
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	2,674,427	604,154
15	(Less) Accum. Prov. for Depr. and Amort. (122)		1,443,839	216,635
16	Investments in Associated Companies (123)		1	1
17	Investment in Subsidiary Companies (123.1)	224-225	14,276,721	4,185,162
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124).		2,033	445,342
21	Special Funds (125-128)		363,782,340	289,135,686
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		379,291,683	294,153,710
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)		0	0
25	Special Deposits (132-134)		233,165	330,349
26	Working Fund (135)		385,907	248,311
27	Temporary Cash Investments (136)		32,000,000	0
28	Notes Receivable (141)		2	2
29	Customer Accounts Receivable (142)		75,035,167	92,851,706
30	Other Accounts Receivable (143)		22,912,126	18,397,310
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		5,288,415	14,850,683
32	Notes Receivable from Associated Companies (145)		15,515,094	15,515,094
33	Accounts Receivable from Assoc. Companies (146)		30,567	7,326,843
34	Fuel Stock (151)	227	0	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	0	0
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	45,199	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	0	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		15,483,703	11,868,763
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		524,078	1,583,453
49	Rents Receivable (172)		1,228,357	1,223,741
50	Accrued Utility Revenues (173)		30,836,390	39,514,040
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		188,941,340	174,008,929

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	DEFERRED DEBITS			
54	Unamortized Debt Expenses (181)		7,071,869	7,353,231
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,259,802,820	1,155,443,102
58	Prelim. Survey and Investigation Charges (Electric) (183)		0	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		31,764	0
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	16,632,967	11,960,562
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		7,349,097	6,581,436
66	Accumulated Deferred Income Taxes (190)	234	1,232,737,945	710,814,419
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		2,523,626,462	1,892,152,750
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		4,304,814,188	3,592,077,620

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	105,811,920	105,811,920
3	Preferred Stock Issued (204)	250-251	0	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	290,986,959	325,986,959
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	64,660,177	37,767,107
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	-276,823	270,552
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		461,182,233	469,836,538
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	73,420,000	73,420,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	103,092,800	103,092,800
19	Other Long-Term Debt (224)	256-257	369,741,924	463,740,039
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		1,791,132	1,605,881
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		544,463,592	638,646,958
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		2,153,683	1,668,528
25	Accumulated Provision for Property Insurance (228.1)		714,010	2,204,964
26	Accumulated Provision for Injuries and Damages (228.2)		4,379,355	6,167,492
27	Accumulated Provision for Pensions and Benefits (228.3)		1,046,000	1,041,000
28	Accumulated Miscellaneous Operating Provisions (228.4)		2,953,684	2,231,143
29	Accumulated Provision for Rate Refunds (229)		0	807,094
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		11,246,732	14,120,221
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		53,600,000	55,800,000
33	Accounts Payable (232)		1,209,718	3,563,494
34	Notes Payable to Associated Companies (233)		10,824,743	0
35	Accounts Payable to Associated Companies (234)		67,249,326	29,040,328
36	Customer Deposits (235)		3,829,554	3,363,715
37	Taxes Accrued (236)	262-263	107,876,888	23,530,717
38	Interest Accrued (237)		6,987,561	11,551,237
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		936,512	1,220,296
43	Miscellaneous Current and Accrued Liabilities (242)		45,672,347	49,277,125
44	Obligations Under Capital Leases-Current (243)		0	485,155
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		298,186,649	177,832,067

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		1,364,659	1,349,873
48	Accumulated Deferred Investment Tax Credits (255)	266-267	14,202,594	13,060,962
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	1,129,068,609	999,308,776
51	Other Regulatory Liabilities (254)	278	594,626,453	542,073,903
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	1,250,472,667	735,848,322
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,989,734,982	2,291,641,836
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		4,304,814,188	3,592,077,620

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 112 Line No.: 68 Column: d

The Notes to Financial Statements beginning on page 122 are an integral part of this Comparative Balance Sheet.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	 Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	901,880,843	921,964,651
3	Operating Expenses			
4	Operation Expenses (401)	320-323	666,537,250	544,710,296
5	Maintenance Expenses (402)	320-323	31,123,095	58,981,890
6	Depreciation Expense (403)	336-337	52,668,727	77,304,624
7	Amort. & Depl. of Utility Plant (404-405)	336-337	2,436,610	1,411,081
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		-
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)		-1,400,000	331,295
13	Taxes Other Than Income Taxes (408.1)	262-263	45,892,491	42,038,728
14	Income Taxes - Federal (409.1)	262-263	10,818,801	6,006,892
15	- Other (409.1)	262-263	3,008,892	2,072,603
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	880,002,438	98,472,026
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	867,324,915	46,890,233
18	Investment Tax Credit Adj. - Net (411.4)	266	-1,141,632	-9,307,484
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		3,845,993	8,215
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		821,575,764	774,460,913
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		80,305,079	147,503,738

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages 122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
901,880,843	921,964,651					2
						3
666,537,250	544,710,296					4
31,123,095	58,981,890					5
52,668,727	77,304,624					6
2,436,610	1,411,081					7
						8
						9
						10
						11
-1,400,000	331,295					12
45,892,491	42,038,728					13
10,818,801	6,006,892					14
3,008,892	2,072,603					15
880,002,438	98,472,026					16
867,324,915	46,890,233					17
-1,141,632	-9,307,484					18
						19
						20
3,845,993	8,215					21
						22
821,575,764	774,460,913					23
80,305,079	147,503,738					24

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		80,305,079	147,503,738
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		1,314,862	204,370
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		997,392	168,443
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)		-17,828	-3,863
34	Equity in Earnings of Subsidiary Companies (418.1)	119	1,001,398	92,269
35	Interest and Dividend Income (419)		5,477,672	10,128,790
36	Allowance for Other Funds Used During Construction (419.1)			268,076
37	Miscellaneous Nonoperating Income (421)		2,538,588	33,936,922
38	Gain on Disposition of Property (421.1)		810,778	27,916,159
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		10,128,078	72,374,280
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		778,873	1,204,554
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	-1,579,841	17,914,823
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		-800,968	19,119,377
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	951	1,604
47	Income Taxes-Federal (409.2)	262-263	736,715	351,529,173
48	Income Taxes-Other (409.2)	262-263	362,795	111,475,035
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	6,432,635	5,542,680
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	3,112,811	451,996,544
51	Investment Tax Credit Adj.-Net (411.5)			-13,378,801
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		4,420,285	3,173,147
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		6,508,761	50,081,756
55	Interest Charges			
56	Interest on Long-Term Debt (427)		29,964,817	31,837,268
57	Amort. of Debt Disc. and Expense (428)		819,783	636,541
58	Amortization of Loss on Reaquired Debt (428.1)		692,986	959,640
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340	6,826,647	10,030,724
62	Other Interest Expense (431)	340	10,001,383	2,704,140
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		741,815	1,074,320
64	Net Interest Charges (Enter Total of lines 56 thru 63)		47,563,801	45,093,993
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		39,250,039	152,491,501
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		39,250,039	152,491,501

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 114 Line No.: 72 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Income.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		54,041,926
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		38,248,641
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		
30	Dividends Declared-Common Stock (Account 438)		
31			-55,000,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-55,000,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		454,023
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		37,744,590

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			22,517
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		22,517
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		22,517
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		37,767,107
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		-276,823
50	Equity in Earnings for Year (Credit) (Account 418.1)		1,001,398
51	(Less) Dividends Received (Debit)		454,023
52			
53	Balance-End of Year (Total lines 49 thru 52)		270,552

Schedule Page: 118 Line No.: 48 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Retained Earnings.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	39,250,039
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	56,852,000
5	PaPUC restructuring rate orders	-21,550,000
6	Gain on sale of investments	-3,969,000
7		
8	Deferred Income Taxes (Net)	15,996,632
9	Investment Tax Credit Adjustment (Net)	-1,141,632
10	Net (Increase) Decrease in Receivables	-9,560,000
11	Net (Increase) Decrease in Inventory	
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	-74,125,000
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	742,000
17	(Less) Undistributed Earnings from Subsidiary Companies	1,001,000
18	Other, net	-69,860,635
19	Due to/from affiliates	-46,143,000
20	Special deposits and prepayments	3,518,000
21	Nonutility generation contract buyout costs	-4,410,000
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	-116,885,596
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-73,247,000
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Contributions to decommissioning trusts	-40,000
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-73,287,000
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments. (c) Include commercial paper.

(b) Bonds, debentures and other long-term debt. (d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other	
54	Contributions to nonutility generation trusts	75,991,000
55	Other, net	6,617,000
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	9,321,000
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	118,000,000
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Increase/(Decrease) in notes payable, net	2,200,000
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	120,200,000
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-25,000,000
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79	Contribution received from Parent company	35,000,000
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	-54,773,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	75,427,000
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-32,137,596
87		
88	Cash and Cash Equivalents at Beginning of Year	32,385,907
89		
90	Cash and Cash Equivalents at End of Year	248,311

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 10 Column: b

Includes Provision for Doubtful Accounts of $20,667,000.

Schedule Page: 120 Line No.: 18 Column: b

Includes Change in Regulatory Assets, Net of $ (38,578,000).

Schedule Page: 120 Line No.: 90 Column: b

Supplemental Disclosure for the 2000 Statement of Cash Flows:

$ 39,958,000	Interest Paid
$ 110,686,000	Income Taxes Paid
$ 0	New Capital Lease Obligations Incurred

Reconciliation of Cash and Cash Equivalents at end of year with related accounts on the Balance Sheet:

$ 0	Cash (line 24)
$ 248,311	Working Fund (line 26)
$ 0	Temporary Cash Investments (line 27)
$ 248,311	Total Cash and Cash Equivalents at end of year

Note: The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Cash Flows.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These electric utilities are conducting business under the name GPU Energy and considered together are referred to as the "GPU Energy companies." GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU Electric's foreign utility companies include Midlands Electricity plc (conducting business as GPU Power UK); Empresa Distribuidora Electrica Regional S.A. (Emdersa); and GPU GasNet. GPU Power, Inc. and its subsidiaries (GPU Power) develop, own and operate generation facilities in foreign countries. Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies; GPU Diversified Holdings LLC; and GPU Nuclear, Inc. (GPUN). All of these companies considered together are referred to as "GPU."

In 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to Singapore Power International (SPI). In addition, GPU, Inc. sold GPU International, Inc. (GPUI) to Aquila Energy Corporation (Aquila). This sale included GPUI's interests in six domestic electric generating plants, and one development stage project. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS

Certain reclassifications of prior years' data have been made to conform with the current presentation. The GPU Energy companies' accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the Pennsylvania Public Utility Commission (PaPUC) and the New Jersey Board of Public Utilities (NJBPU). GPU's accounting records also comply with the Securities and Exchange Commission's (SEC) rules and regulations.

CONSOLIDATION

The GPU consolidated financial statements include the accounts of its wholly-owned subsidiaries and any affiliates in which it has a controlling financial interest (generally evidenced by a greater than 50% ownership interest). All significant intercompany transactions and accounts are eliminated in consolidation. GPU also uses the equity method of accounting for investments in affiliates in which it has the ability to exercise significant influence.

GPU began accounting for GPU Power UK as a consolidated entity in the third quarter

of 1999, following its acquisition of the remaining 50% ownership interest from Cinergy Corp. (Cinergy).

REGULATORY ACCOUNTING

Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," applies to regulated utilities that have the ability to recover their costs through rates established by regulators and charged to customers. The GPU Energy companies' transmission and distribution operations are currently accounted for under the provisions of FAS 71. In accordance with FAS 71, GPU has deferred certain costs pursuant to actions of the NJBPU and PaPUC and is recovering or expects to recover such costs in regulated rates charged to customers. Regulatory assets and liabilities are reflected net in the Deferred Debits and Other Assets section of the Consolidated Balance Sheets. For additional information about regulatory assets and liabilities, see Note 12, Commitments and Contingencies.

With the receipt of the NJBPU Summary Restructuring Order (Summary Order) in 1999 and the PaPUC Restructuring Orders (Restructuring Orders) in 1998, GPU determined that the GPU Energy companies' electric generation operations no longer met the criteria for the continued application of FAS 71, and therefore adopted, for that portion of its business, the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" and Emerging Issues Task Force Issue 97-4 (EITF)(Issue 97-4), Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71."

CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards No. 52 (FAS 52), "Foreign Currency Translation," balance sheet accounts of foreign operations are translated from foreign currencies into US dollars at year-end rates, while income statement accounts are translated at the average month-end exchange rates for the relevant period. The resulting translation adjustments are included in Accumulated other comprehensive income/(loss), net of deferred taxes, on the Consolidated Balance Sheets. Gains and losses resulting from foreign currency transactions are included in Net Income.

REVENUES

GPU recognizes operating revenues for services rendered to the end of the relevant accounting period. Therefore, the electric operating revenues of GPU Electric and the GPU Energy companies include an estimate for unbilled revenues.

MYR recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation. MYR charges selling, general and administrative costs, including indirect costs associated with maintaining district offices, to expense as incurred.

Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised. Significant claims are included in revenue in accordance with industry practice.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents amounts billed in excess of revenues recognized.

CLASSIFICATION OF CURRENT ASSETS AND CURRENT LIABILITIES

The length of MYR's contracts vary, with some larger contracts exceeding one year. In accordance with industry practice, MYR includes in current assets and current liabilities amounts realizable and payable under contracts which may extend beyond one year.

DEFERRED COSTS

JCP&L recovers its prudently incurred generation-related costs, including nonutility generation (NUG) costs, through a Basic Generation Service (BGS) charge and a Market Transition Charge (MTC), and defers any differences between actual costs and amounts recovered from customers through rates. Met-Ed and Penelec use deferred accounting for the above-market portion of NUG costs which are collected through the Competitive Transition Charge (CTC).

On November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking recovery of their power purchase costs in excess of established rate caps. Currently, Met-Ed and Penelec do not have authority to defer these costs for future recovery. The PaPUC consolidated this petition for consideration with the GPU/FirstEnergy Corp. (FirstEnergy) merger proceeding, which establishes a May 2001 date for a PaPUC order in both cases, based on the current merger procedural schedule.

UTILITY PLANT

Prior to the sale of the Oyster Creek Nuclear Generation Station (Oyster Creek) in 2000, the plant was written down to its sale price of $10 million. All other utility plant, including the GPU Energy companies' remaining generation plants, and additions are valued at cost. The assets of acquired companies are carried at their fair value as of the acquisition date, less accumulated depreciation.

DEPRECIATION

GPU generally provides for depreciation at annual rates determined and revised periodically, on the basis of studies, to be sufficient to depreciate the original cost of depreciable property over estimated remaining service lives, which are generally longer than those employed for tax purposes.

These rates, on an aggregate composite basis, resulted in annual rates as follows:

	GPU	JCP&L	Met-Ed	Penelec
2000	3.16%	3.30%	2.87%	2.72%
1999	2.96%	2.94%	3.01%	2.81%
1998	3.43%	3.65%	3.53%	3.25%

GPU GasNet uses the volumetric depreciation method to amortize the cost of its gas pipeline.

AMORTIZATION POLICIES

Accounting for TMI-2 and Forked River Investments:

At December 31, 2000, $55 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's investment in Three Mile Island Unit 2 (TMI-2). JCP&L is collecting annual revenues for the amortization of TMI-2 of $9.6 million. This level of revenue will be sufficient to recover the remaining investment by 2008. Met-Ed and Penelec have collected all of their TMI-2 investment attributable to retail customers. At December 31, 2000, $48 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's Forked River project. JCP&L is collecting annual revenues for the amortization of this project of $11.2 million, which will be sufficient to recover its remaining investment by 2006. Because JCP&L has not been provided revenues for a return on the unamortized balances of the damaged TMI-2 facility and the cancelled Forked River project, these investments are being carried at their discounted present values.

Nuclear Fuel:

Prior to the sale of Three Mile Island Unit 1 (TMI-1) in 1999 and Oyster Creek in 2000, the GPU Energy companies amortized nuclear fuel on a unit-of-production basis and rates were determined and periodically revised to amortize the cost of the fuel over its useful life.

At December 31, 2000 and 1999, the liability of the GPU Energy companies for future contributions to the Federal Decontamination and Decommissioning Fund for the cleanup of uranium enrichment plants operated by the Federal Government amounted to $22 million (JCP&L $14 million; Met-Ed $5 million; Penelec $3 million) and $25 million (JCP&L $15 million; Met-Ed $7 million; Penelec $3 million), respectively, and is primarily reflected in Deferred Credits and Other Liabilities - Other. Annual contributions, which began in 1993, are being made over a 15-year period. JCP&L is recovering these costs from customers through its BGS and MTC rates. Met-Ed and Penelec are not recovering these costs in rates.

Goodwill:

Goodwill, resulting from GPU's purchase of various businesses, is recorded on the Consolidated Balance Sheets and amortized to expense, on a straight-line basis, over its useful life not to exceed 40 years. Goodwill amortization expense amounted to $54.7 million, $51.6 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively. GPU periodically reviews undiscounted projections of future cash flows from operations to assess whether any potential intangible impairment exists on its goodwill. For additional information of goodwill resulting from acquisitions, see Note 7, Acquisitions.

NUCLEAR FUEL DISPOSAL FEE

The GPU Energy companies are providing for estimated future disposal costs for spent nuclear fuel at Oyster Creek and TMI-1 in accordance with the Nuclear Waste Policy Act of 1982. The GPU Energy companies entered into contracts in 1983 with the US Department of Energy (DOE) for the disposal of spent nuclear fuel. For a discussion of the DOE's current inability to begin acceptance of spent nuclear fuel from the GPU Energy companies and other standard contract holders, see Note 12, Commitments and Contingencies.

The total liability under these contracts, including interest, at December 31, 2000, all of which relates to spent nuclear fuel from nuclear generation through April 1983, amounted to $210.1 million (JCP&L $157 million; Met-Ed $35.4 million; Penelec $17.7 million), and is reflected in Deferred Credits and Other Liabilities - Other. As the actual liability is substantially in excess of the amount recovered to date from ratepayers, the GPU Energy companies have reflected such excess in Regulatory assets, net.

The distribution rates presently charged to customers provide for the collection of these costs, plus interest, over a remaining period of seven years for JCP&L. For Met-Ed and Penelec, these costs are a component of their respective CTC. The GPU Energy companies' current rates provide for the recovery of costs for spent nuclear fuel disposal costs resulting from nuclear generation subsequent to April 1983.

INCOME TAXES

GPU files a consolidated federal income tax return. All participants are jointly and severally liable for the full amount of any tax, including penalties and interest, which may be assessed against the group.

Deferred income taxes, which result primarily from purchase accounting adjustments, liberalized depreciation methods, deferred costs, decommissioning funds and discounted Forked River and TMI-2 investments, reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. Investment tax credits (ITC) are amortized over the estimated service lives of the related facilities.

CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS

The carrying amounts of Temporary cash investments, Special deposits, Securities due within one year and Notes payable on the Consolidated Balance Sheets approximate fair value due to the short period to maturity. The carrying amounts of the Nuclear decommissioning trusts and Nuclear fuel disposal trust, whose assets are invested in cash equivalents and debt and equity securities, also approximate fair value.

DERIVATIVE INSTRUMENTS

GPU's use of derivative instruments is intended to manage the risk of price, interest rate and foreign currency fluctuations. GPU does not intend to hold or issue derivative instruments for trading purposes.

Commodity Derivatives:

The GPU Energy companies use New York Mercantile Exchange (NYMEX) futures and Over-the-Counter (OTC) forward contracts and options on forward contracts to manage the risk of fluctuations in the market price of electricity. The GPU Energy companies also manage the natural gas requirements of certain NUG facilities that generate and sell energy to JCP&L under long-term contracts. These commodity derivatives qualify for hedge accounting treatment under current accounting rules since price movements of the commodity derivatives are highly correlated with the underlying hedged commodities and the transactions are designated as hedges at inception. Accordingly, under the deferral method of accounting, gains and losses related to commodity derivatives are recognized in Power purchased and interchanged in the Consolidated Statements of Income when the hedged transaction closes or if the commodity derivative is no longer sufficiently correlated. Prior to income or loss recognition, deferred gains and losses relating to these transactions are recorded in Current Assets or Current Liabilities in the Consolidated Balance Sheets.

Interest Rate Swap Agreements:

Penelec and GPU Electric (through GPU GasNet and GPU Power UK) use interest rate swap agreements to manage the risk of increases in variable interest rates. As of December 31, 2000, these agreements covered approximately $528 million (Penelec $50 million; GPU Electric $478 million) of debt, and were scheduled to expire on various dates through June 2006. Differences between the amounts paid and received under interest rate

swaps are recorded as adjustments to the interest expense of the underlying debt since the swaps are related to specific assets, liabilities or anticipated transactions. All of the agreements effectively convert variable rate debt to fixed rate debt. For the year ended December 31, 2000, fixed rate interest expense exceeded variable rate interest by approximately $0.3 million (Penelec $0.1 million; GPU Electric $0.2 million).

Currency Swap Agreements:

GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings (Avon). These swap agreements effectively convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. As of December 31, 2000, these currency swap agreements covered £517 million (US $850 million) of debt. Interest expense would have been £37.8 million (US $57.3 million) as compared to £38.6 million (US $58.4 million) for the year ended December 31, 2000 had these agreements not been in place.

ENVIRONMENTAL LIABILITIES

GPU may be subject to loss contingencies resulting from environmental laws and regulations, which include obligations to mitigate the effects on the environment of the disposal or release of certain hazardous wastes and substances at various sites. GPU records liabilities (on an undiscounted basis) for hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated and adjusts these liabilities as required to reflect changes in circumstances.

STATEMENTS OF CASH FLOWS

For the purpose of the consolidated statements of cash flows, temporary investments include all unrestricted liquid assets, such as cash deposits and debt securities, with maturities generally of three months or less. Cash flows are reported using the US dollar equivalent of the functional currencies in effect at the time of the cash transaction. The effect of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item on the Consolidated Statements of Cash Flows.

Avon and GPU Power UK have a formal agreement with a United Kingdom bank, under which they maintain available cash balances in a number of subsidiary bank accounts and an overdraft in the main GPU Power UK operating account. The overdraft balance was $276.5 million as of December 31, 2000, while total cash at GPU Power UK was $314.3 million. Since GPU Power UK manages the overdraft balance in such a way that it does not exceed the available cash balances in the other associated accounts, no interest or fees are paid under this arrangement. In effect, GPU Power UK uses the overdraft facility to utilize the available cash in the other bank accounts. The overdraft position and the offsetting cash balances subject to this arrangement are shown on the Consolidated Balance Sheets in Bank overdraft and Cash and temporary cash investments, respectively.

2. SHORT-TERM BORROWING ARRANGEMENTS

At December 31, 2000 and 1999, short-term debt outstanding consisted of the following:

		2000		1999	
Company	Facility	Balance Outstanding (in millions)	Weighted Avg. Rate	Balance Outstanding (in millions)	Weighted Avg. Rate

GPU, Inc.	Bank Loans	$ 113	7.2%	$ 123	7.0%
JCP&L	Bank Loans	2	7.0	-	-
	Commercial Paper	27	7.4	-	-
Met-Ed	Commercial Paper	47	6.8	-	-
Penelec	Commercial Paper	56	6.7	54	6.9
MYR	Bank Loans	36	7.2	-	-
GPU Electric	Bank Loans	476	7.0	366	6.1
	Commercial Paper/ Medium Term Notes	724	8.0	1,218	6.5
	Total	$1,481		$1,761	

GPU's weighted average interest rate on the short-term borrowings was 7.5% and 6.5% at December 31, 2000 and 1999, respectively.

GPU has various credit facilities in place, the most significant of which are discussed below. These credit facilities generally provide GPU bank loans at negotiated market rates. In addition, commitment fees or facility fees are determined by market rates at the time the facility is put in place, and can change based on the borrower's current bond rating.

In recent months, certain aspects of California's restructuring plan have created instability and price volatility in the electricity market, negatively affecting the California electric utilities. These utilities have defaulted on various contractual and financial obligations and have experienced rapid deterioration of their credit quality. Reaction of the financial markets, which did not anticipate the rapid deterioration of the California utilities' financial condition, has included a careful review of overall credit exposure to the electric utility industry.

Furthermore, Met-Ed's and Penelec's energy cost exposure related to their provider of last resort (PLR) obligation in Pennsylvania has negatively affected Met-Ed's and Penelec's earnings. Consequently, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions. The credit facilities that expire in 2001 include: $465 million available to GPU, Inc. and the GPU Energy companies under a $250 million revolving credit agreement and various committed bank lines of credit; $1 billion under GPU Capital, Inc.'s (GPU Capital) senior revolving credit agreement; $180 million under GPU Australia Holdings, Inc.'s (GPU Australia Holdings) senior revolving credit agreement; and $366 million under EI UK Holdings, Inc.'s two year term loan agreement.

In addition, primarily as a result of these conditions (the companies' PLR exposure and the negative publicity surrounding the California utilities), in early 2001 Met-Ed and Penelec began experiencing difficulty in selling their commercial paper with maturities longer than overnight. Under normal circumstances, they issue commercial paper having maturities of up to 30 days or longer, if desired. As a result, Met-Ed and Penelec have temporarily withdrawn from the commercial paper market, and instead have resorted to borrowing against their various bank lines of credit.

GPU, Inc. and GPU Energy companies

GPU, Inc. and the GPU Energy companies have available $465 million of short-term borrowing facilities, which include a $250 million revolving credit agreement and various bank lines of credit. In addition, GPU, Inc., JCP&L, Met-Ed and Penelec can issue commercial paper in amounts of up to $100 million, $150 million, $75 million and $100 million, respectively. From these sources, GPU, Inc. has regulatory authority to have $250 million outstanding at any one time. JCP&L, Met-Ed and Penelec are limited by their

charters or SEC authorization to $266 million, $150 million and $150 million, respectively, of short-term debt outstanding at any one time. As of December 31, 2000, GPU, Inc. and the GPU Energy companies had $113 million and $132 million (JCP&L $29 million; Met-Ed $47 million; Penelec $56 million), respectively, of short-term debt outstanding.

GPU Electric

GPU Capital has a $1 billion 364-day senior revolving credit agreement due in November 2001 supporting the issuance of commercial paper for its $1 billion commercial paper program, which has been established to fund GPU, Inc. and GPU Electric acquisitions. GPU, Inc. has guaranteed GPU Capital's obligations under this program. At December 31, 2000 and 1999, $633 million and $768 million was outstanding under this commercial paper program, respectively, and included in Notes payable on the Consolidated Balance Sheets. In early 2001, GPU Capital refinanced the majority of this outstanding commercial paper through its standby revolving credit agreement.

GPU Electric has a $150 million credit facility due in May 2002 to accommodate short-term borrowing needs. The facility is guaranteed by GPU, Inc. and there were no outstanding borrowings as of December 31, 2000.

GPU Australia Holdings has $180 million available under its senior revolving credit facility, which expires in November 2001. This facility is guaranteed by GPU, Inc. In 2000, GPU Australia Holdings borrowed $176 million under this facility, which is included in Notes payable on the Consolidated Balance Sheet, to repay all outstanding obligations under its $180 million commercial paper program. There were no outstanding borrowings under this revolving credit facility as of December 31, 1999.

The above-mentioned GPU Australia Holdings commercial paper program is supported by GPU, Inc. credit facilities and GPU, Inc. has also guaranteed all obligations under this program. At December 31, 1999, $182 million was outstanding under this commercial paper program and included in Notes payable on the Consolidated Balance Sheet. No borrowings were outstanding at December 31, 2000.

In August 2000, GPU GasNet entered into a A$750 million (US $417 million) commercial paper program to refinance maturing bank debt. In addition, GPU GasNet established a A$750 million (US $417 million) credit facility to serve as a backstop for this commercial paper program. At December 31, 2000, there was A$250 million (US $139 million) of commercial paper outstanding under this program and included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount of commercial paper on a long-term basis.

GPU Power UK maintains a £150 million (approximately US $224 million) revolving credit facility with six banks for working capital purposes, which expires at various dates through June 2005. At December 31, 2000 and 1999, there was £60 million (US $90 million) and £87 million (US $140 million) outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

In addition, GPU Power UK maintains an ongoing £75 million (US $112 million) bank facility for working capital purposes. Outstanding borrowings are collateralized by portions of trade accounts receivable. At December 31, 2000 and 1999, £75 million (US $112 million) and £75 million (US $121 million) was outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

MYR

MYR maintains a $50 million revolving credit facility, which expires in November

2003, of which up to $10 million is available for the issuance of standby letters of credit. As of December 31, 2000, $36 million was outstanding under this facility and included in Notes payable on the Consolidated Balance Sheet.

3. LONG-TERM DEBT

At December 31, 2000 and 1999, long-term debt outstanding consisted of the following:

GPU, Inc. and Subsidiary Companies

2000	Maturities	Interest Rates	(in millions) Total Debt Outstanding	Due Within One Year
GPU Energy companies, GPUS & GPU, Inc.:				
First mortgage bonds	2001-2027	5.35-9.20%	$1,695 (1)	$ 40
Senior notes	2002-2019	5.75-7.77%	441 (2)	-
Other long-term debt	2001-2039	7.05-7.69%	334	22
GPU Electric:				
Bank loans	2001-2014	5.98-10.5%	1,184	912
Bonds	2002-2008	7.38-7.46%	983	-
Commercial paper/Medium term notes	2001-2003	5.98-10.5%	222 (3)	-
GPU Power	2003-2022	4.5-9.5%	39	7
Total			$4,898	$ 981

(1) Amount is less unamortized net discount of $3.1 million.

(2) Amount is less unamortized net discount of $1.6 million.

(3) Amount includes $139 million of Australian commercial paper, which is included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount on a long-term basis.

1999	Maturities	Interest Rates	(in millions) Total Debt Outstanding	Due Within One Year
GPU Energy companies & GPUS:				
First mortgage bonds(a)	2000-2027	5.35-9.48%	$1,785 (1)	$ 90
Senior notes	2004-2019	5.75-6.63%	348 (2)	-
Other long-term debt	2000-2039	6.76-7.69%	34	-
GPU Electric:				
Bank loans	2000-2014	4.16-6.56%	2,264	475
Bonds	2002-2008	7.38-7.46%	1,092	-
Medium term notes	2001-2002	6.33%	263	-
GPUI Group	2000-2022	4.5 -7%	46	5

Total	$5,832	$ 570

(1) Amount is less unamortized net discount of $2.8 million.

(2) Amount is less unamortized net discount of $1.8 million.

JCP&L

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.04% due 2000	$ -	$ 40,000
6.45% due 2001	40,000	40,000
9% due 2002	50,000	50,000
6.375% due 2003	150,000	150,000
7.125% due 2004	160,000	160,000
6.78% due 2005	50,000	50,000
8.25% due 2006	50,000	50,000
6.85% due 2006	40,000	40,000
7.90% due 2007	40,000	40,000
7.125% due 2009	6,300	6,300
7.10% due 2015	12,200	12,200
9.20% due 2021	50,000	50,000
8.55% due 2022	30,000	30,000
8.82% due 2022	12,000	12,000
8.85% due 2022	38,000	38,000
8.32% due 2022	40,000	40,000
7.98% due 2023	40,000	40,000
7.5% due 2023	125,000	125,000
8.45% due 2025	50,000	50,000
6.75% due 2025	150,000	150,000
Subtotal	1,133,500	1,173,500
Amounts due within one year	(40,000)	(40,000)
Unamortized net discount	(2,511)	(2,752)
Total	1,090,989	1,130,748
Other long-term debt (excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$1,093,987	$1,133,760

Met-Ed

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.2% due 2000	$ -	$ 30,000
9.48% due 2000	-	20,000
8.05% due 2002	30,000	30,000
6.6% due 2003	20,000	20,000
7.22% due 2003	40,000	40,000
9.1% due 2003	30,000	30,000
6.34% due 2004	40,000	40,000
6.77% due 2005	30,000	30,000
7.35% due 2005	20,000	20,000
6.36% due 2006	17,000	17,000
6.40% due 2006	33,000	33,000

6.00% due 2008	8,700	8,700
6.1% due 2021	28,500	28,500
8.6% due 2022	30,000	30,000
8.8% due 2022	30,000	30,000
6.97% due 2023	30,000	30,000
7.65% due 2023	30,000	30,000
8.15% due 2023	60,000	60,000
5.95% due 2027	13,690	13,690
Subtotal	490,890	540,890
Amounts due within one year	-	(50,000)
Unamortized net discount	(27)	(31)
Total	490,863	490,859
Other long-term debt (excludes amounts due within one year of $27 for 2000 and $25 for 1999)	5,997	6,024
Total long-term debt	$496,860	$496,883

Penelec	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.125% due 2007	$ 4,110	$ 4,110
6.55% due 2009	-	-
5.35% due 2010	12,310	12,310
5.35% due 2010	12,000	12,000
5.80% due 2020	20,000	20,000
6.05% due 2025	25,000	25,000
Subtotal	73,420	73,420
Amounts due within one year	-	-
Unamortized net discount	(8)	(10)
Total	73,412	73,410
Senior Notes - Series as noted:		
6.42% due 2002	25,000	-
6.47% due 2002	25,000	-
5.75% due 2004	125,000	125,000
7.50% due 2005	8,000	-
6.125% due 2009	100,000	100,000
7.77% due 2010	35,000	-
6.625% due 2019	125,000	125,000
Subtotal	443,000	350,000
Unamortized net discount	(1,597)	(1,781)
Total	441,403	348,219

Other long-term debt

(excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$517,813	$424,641

(a) Substantially all of the utility plant owned by the GPU Energy companies is subject to the liens of their respective mortgages.

For the years 2001, 2002, 2003, 2004 and 2005, GPU has long-term debt maturities as follows:

(in millions)

Company	2001	2002	2003	2004	2005
JCP&L	$ 40	$ 50	$150	$160	$50
Met-Ed	-	30	90	40	50
Penelec	-	50	-	125	8
GPU Electric	912	436	176	11	12
GPU Power	7	7	6	6	2
GPU, Inc.	-	-	-	-	300
GPUS	22	-	-	-	-
Total	$981	$573	$422	$342	$422

At December 31, 2000, EI UK Holdings, Inc. had long-term debt outstanding of £245 million (US $366 million) under its £245 million credit facility, a portion of which is guaranteed by GPU, Inc.

As discussed in Note 2, Short-Term Borrowing Arrangements, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions.

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to GPU for debt of the same remaining maturities and credit qualities. The estimated fair value of GPU's long-term debt, including amounts due within one year, as of December 31, 2000 and 1999 is as follows:

(in millions)

	2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
JCP&L	$1,134	$1,125	$1,174	$1,139
Met-Ed	497	504	547	532
Penelec	518	497	424	392
GPU Electric	2,389	2,469	3,619	4,186
GPU Power	39	35	46	41
GPU, Inc.	299	300	-	-
GPUS	22	22	22	22

Total	$4,898	$4,952	$5,832	$6,312

4. PREFERRED SECURITIES

Cumulative Preferred Stock: (a)

JCP&L

Cumulative preferred stock, without par value, 15,600,000 shares authorized, 748,334 and 965,000 shares issued and outstanding in 2000 and 1999, respectively.

	(in thousands) 2000	1999
Cumulative preferred stock - with mandatory redemption (b)(c)(d):		
8.65% Series J, 333,334 and 500,000 shares at 12/31/00 and 12/31/99, respectively	$33,333	$50,000
7.52% Series K, 290,000 and 340,000 shares at 12/31/00 and 12/31/99, respectively	29,000	34,000
Subtotal	62,333	84,000
Amounts due within one year (d)	(10,833)	(10,833)
Total cumulative preferred stock - with mandatory redemption	$51,500	$73,167
Cumulative preferred stock - without mandatory redemption (c)(e):		
4% Series, 125,000 shares, callable at $106.50 a share	$12,500	$12,500
Premium on cumulative preferred stock	149	149
Total cumulative preferred stock - without mandatory redemption	$12,649	$12,649

(a) In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of cumulative preferred stock for $12.5 million and $17.4 million, respectively. At December 31, 2000 and 1999, the GPU Energy companies were authorized to issue 37,035,000 of cumulative preferred stock. If dividends on any of the cumulative preferred stock of JCP&L are in arrears for four quarters, the holders of cumulative preferred stock, voting as a class, are entitled to elect a majority of the Board of Directors until all dividends in arrears have been paid. If JCP&L has failed to pay dividends in full on any outstanding shares of cumulative preferred stock, thereafter and until dividends in full on all such shares of cumulative preferred stock have been paid, or declared and set apart for payment, for all past quarterly dividend periods, JCP&L shall not redeem any cumulative preferred stock unless all the shares of cumulative preferred stock outstanding are redeemed and shall not purchase or otherwise acquire for value any shares of cumulative preferred stock except in accordance with an offer (which may vary with respect to shares of different series) made to all holders of share of cumulative preferred stock.

(b) The 7.52% and 8.65% Series are callable at various prices above their stated values beginning in 2002 and 2000, respectively. Pursuant to mandatory sinking fund provisions, the 7.52% Series is to be redeemed ratably over the next fourteen years. The 8.65% Series is to be redeemed ratably over the next four years.

(c) During 2000, JCP&L redeemed $5 million stated value of its 7.52% cumulative preferred stock and $16.7 million stated value of its 8.65% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. During 1999, JCP&L redeemed all of its outstanding shares of 7.88% cumulative preferred stock with a stated value of $25 million and $5 million stated value of its 7.52% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. JCP&L's total redemption cost for 2000 and 1999 was $21.7 million and $30.9 million, respectively.

(d) The shares with mandatory redemption have redemption requirements of $10.8 million for each year of the next four years, and $2.5 million in year five. The fair value of the preferred stock with mandatory redemption, including amounts due within one year, based on market price quotations at December 31, 2000 and 1999, was $65.6 million and $86.5 million, respectively.

(e) The outstanding shares of preferred stock without mandatory redemption are callable at various prices above their stated values. At December 31, 2000, JCP&L could call the 4% Series for $13.3 million.

Subsidiary-Obligated Mandatorily Redeemable Preferred Securities:

JCP&L Capital, L.P., Met-Ed Capital, L.P. and Penelec Capital, L.P. are special-purpose partnerships in which a subsidiary of JCP&L, Met-Ed and Penelec, respectively, is the sole general partner. In 1995, JCP&L Capital, L.P. issued $125 million at 8.56% (5 million shares at $25 per share) of mandatorily redeemable preferred securities (MIPS) and in 1994, Met-Ed Capital, L.P. and Penelec Capital, L.P. issued $100 million at 9% (4 million shares at $25 per share) and $105 million at 8.75% (4.2 million shares at $25 per share), respectively, of MIPS. The proceeds were loaned to JCP&L, Met-Ed and Penelec, respectively, which, in turn, issued their deferrable interest subordinated debentures to the partnerships. In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of MIPS for $100 million and $105 million, respectively. At December 31, 2000, JCP&L's outstanding shares of MIPS had a fair value of $122.2 million.

The MIPS of JCP&L Capital, L.P. mature in 2044 and are redeemable at the option of JCP&L beginning in May of 2000 at 100% of their principal amount. JCP&L has fully and unconditionally guaranteed payment of distributions, to the extent there is sufficient cash on hand to permit such payments and legally available funds, and payments on liquidation or redemption of its Preferred Securities. Distributions on the MIPS (and interest on the subordinated debentures) may be deferred for up to 60 months, but JCP&L may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

Subsidiary-Obligated Trust Preferred Securities:

In 1999, Met-Ed Capital Trust, a wholly-owned subsidiary of Met-Ed, issued $100 million of trust preferred securities (Met-Ed Trust Preferred Securities) at 7.35%, due 2039. The sole assets of Met-Ed Capital Trust are the 7.35% Cumulative Preferred Securities of Met-Ed Capital II, L.P. (Met-Ed Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Met-Ed Partnership Preferred Securities. Each Met-Ed Trust Preferred Security represents a Met-Ed Partnership Preferred Security. Met-Ed Capital II, L.P. is a wholly-owned subsidiary of Met-Ed and the sponsor of Met-Ed Capital Trust. The sole assets of Met-Ed Capital II, L.P. are Met-Ed's 7.35% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Met-Ed has fully and unconditionally guaranteed the Met-Ed Partnership Preferred Securities, and, therefore, the Met-Ed Trust Preferred Securities.

million of trust preferred securities (Penelec Trust Preferred Securities) at 7.34%, due 2039. The sole assets of Penelec Capital Trust are the 7.34% Cumulative Preferred Securities of Penelec Capital II, L.P. (Penelec Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Penelec Partnership Preferred Securities. Each Penelec Trust Preferred Security represents a Penelec Partnership Preferred Security. Penelec Capital II, L.P. is a wholly-owned subsidiary of Penelec and the sponsor of Penelec Capital Trust. The sole assets of Penelec Capital II, L.P. are Penelec's 7.34% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Penelec has fully and unconditionally guaranteed the Penelec Partnership Preferred Securities, and, therefore, the Penelec Trust Preferred Securities.

The fair value of the Met-Ed and Penelec Trust Preferred Securities at December 31, 2000 was $96.5 million and $97 million, respectively.

5. STOCKHOLDERS' EQUITY

The following table presents information relating to the common stock ($2.50 par value) of GPU, Inc.:

	2000	1999	1998
Authorized shares	**350,000,000**	350,000,000	350,000,000
Issued shares	**132,783,338**	132,783,338	132,783,338
Reacquired shares	**13,343,387**	11,017,798	4,787,657
Outstanding shares	**119,439,951**	121,765,540	127,995,681
Outstanding restricted units	**312,520**	283,602	268,360
Outstanding stock options	**1,175,069**	389,250	335,950

In 2000, GPU, Inc. reacquired 2.8 million shares of common stock at a total cost of $71.9 million.

At December 31, 2000 and 1999, the following issues of common stock were outstanding:

	(in thousands) 2000	1999
GPU, Inc.		
Common stock, par value $2.50 per share	**$331,958**	$331,958
JCP&L		
Common stock, par value $10 per share, 16,000,000 shares authorized, 15,371,270 shares issued and outstanding	**$153,713**	$153,713
Met-Ed		
Common stock, no par value, 900,000 shares authorized, 859,500 shares issued and outstanding	**$ 66,273**	$ 66,273
Penelec		
Common stock, par value $20 per share,		

5,400,000 shares authorized, 5,290,596 shares issued and outstanding	$105,812	$105,812

Pursuant to the 1990 Employee Stock Plan (as restated to reflect amendments through June 1, 2000), awards may be granted in the form of incentive stock options, nonqualified stock options, restricted shares of common stock, performance units and stock appreciation rights, which may accompany options.

In 2000, GPU, Inc. granted stock options to officers and selected employees to purchase 722,700 shares at $29.25 per share. During the year, 17,100 of these options were forfeited leaving a total of 705,600 outstanding at December 31, 2000. Also in 2000, as part of the acquisition of MYR, options held by MYR employees to purchase MYR stock were converted to 97,524 options to purchase GPU, Inc. common stock. The average exercise price of the 97,524 options is $9.93 per share and 6,305 of these options were exercised at an average price of $4.90 during 2000. No additional options were exercised in 2000. In 1999, GPU, Inc. granted stock options to officers to purchase 90,600, 1,000 and 1,000 shares at $42.9375, $34.50 and $34.6875 per share, respectively. In 1998, GPU, Inc. granted stock options to officers to purchase 305,950 and 30,000 shares at $36.625 per share and $44.25 per share, respectively. In 2000, 7,300 and 3,700 options exercisable at $36.625 and $42.9375 per share, respectively, were forfeited. No options were exercised in 1999 and 1998.

At December 31, 2000 and 1999, there were 274,892 and 101,607 options exercisable at weighted average exercise prices of $32.66 and $37.38 per option, respectively. There were no options exercisable at December 31, 1998. All options, other than the MYR converted options have an exercise price equal to the fair market per share value of GPU, Inc. common stock on the grant date. All options vest in three equal annual installments, have a 10-year term and are exercisable in accordance with the terms set forth in the Stock Option Agreement. In the event of a change in control of GPU during the option term (which would include GPU, Inc.'s proposed merger with FirstEnergy), all options would immediately become exercisable. The weighted-average remaining contractual life of options outstanding as of December 31, 2000 was 8.7 years.

The weighted average fair value of options granted during 2000, 1999 and 1998 was $4.60, $6.60 and $4.41 per option, respectively. The options were valued using the Black-Scholes pricing model. For the years 2000, 1999 and 1998, the assumptions used in these valuations were as follows: a risk-free rate of return of 6.38%, 6.14% and 5.70%, respectively; a stock price volatility of 23.5%, 20.21% and 17.36%, respectively; an average dividend yield of 5.71%, 5.42% and 5.67%, respectively; and the exercise of all options on the final day of their 10-year terms.

Also pursuant to the 1990 Employee Stock Plan, in 2000, 1999 and 1998, GPU, Inc. issued performance units to officers and selected employees representing rights to receive shares of common stock, on a one-for-one basis, at the end of the restriction period. The number of shares eventually issued will depend upon the degree to which GPU's performance goals have been met for the performance period and could range from 0% to 200% of the originally awarded units plus additional units resulting from reinvested dividend equivalents. These performance units vest on a pro-rata basis over three or five years. In the event of a change in control of GPU during the performance period (which would include GPU, Inc.'s proposed merger with FirstEnergy), all performance units would immediately vest within the range of 100% to 200% of the original units awarded.

Since 1997, pursuant to the Deferred Stock Unit Plan for Outside Directors, restricted units were issued to outside directors representing rights to receive shares of GPU, Inc. common stock, on a one-for-one basis. All restricted units are considered common stock equivalents and, accordingly, are reflected in the computation of diluted

earnings per share shown on the Consolidated Statements of Income. The restricted units accrue dividend equivalents on a quarterly basis, which are reinvested in additional restricted units. The restricted units vest upon the outside director completing 54 months of service or immediately in the case of a change in control.

Through the above-mentioned plans, officers, selected employees and outside directors were awarded 72,327, 56,994 and 53,260 performance units or restricted units in 2000, 1999 and 1998, respectively. Also in 2000, as part of the acquisition of MYR, restricted units held by MYR employees were converted to GPU, Inc. common stock restricted shares. As of December 31, 2000, 208,136 of these shares were outstanding. In 2000, 1999 and 1998, through these plans, GPU, Inc. issued a total of 247,845, 20,215 and 20,611 shares of common stock, respectively, from previously reacquired shares. At December 31, 2000, there were 1,974,190 shares of common stock authorized for issuance as awards of restricted shares, units, options or rights, in the aggregate.

In 1996, GPU adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which establishes a fair value-based method of accounting for employee stock-based compensation. As permitted by FAS 123, GPU continues to follow the intrinsic value method set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had the fair value-based method of accounting been applied instead, the fair value of options would have been expensed, and net income for 2000, 1999 and 1998 would have been $231.4 million, $458.7 million and $359.3 million, respectively, and earnings per share for the same periods would have been $1.91, $3.66 and $2.83, respectively.

Accumulated Other Comprehensive Income/(Loss):

In 1997, GPU adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." At December 31, 2000 and 1999, GPU had the following amounts in Accumulated other comprehensive income/(loss) on the Consolidated Balance Sheets:

	(in thousands) 2000	1999
GPU, Inc. and Subsidiary Companies		
Net unrealized gains on investments (1)	**$ 13,404**	$ 34,183
Foreign currency translation	**(72,402)**	(40,518)
Minimum pension liability	**(3,626)**	(6)
Accumulated other comprehensive income/(loss)	**$(62,624)**	$(6,341)

	(in thousands) 2000	1999
JCP&L		
Net unrealized gain on investments	**$ 7**	$ 7
Minimum pension liability	**(15)**	-
Accumulated other comprehensive income/(loss)	**$ (8)**	$ 7

	(in thousands) 2000	1999
Met-Ed		
Net unrealized gain on investments (1)	**$ 74**	$ 21,369
Minimum pension liability	**(10)**	(6)
Accumulated other comprehensive income	**$ 64**	$ 21,363

(in thousands)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Penelec	2000	1999
Net unrealized gain on investments (1)	$ 23	$ 10,619
Minimum pension liability	-	-
Accumulated other comprehensive income	$ 23	$ 10,619

(1) The change in the net unrealized gain on investments includes the reclassification of previously unrealized gains totaling $31.8 million (Met-Ed $21.2 million; Penelec $10.6 million), from Accumulated other comprehensive income to Regulatory assets, net on the Consolidated Balance Sheets. See Nuclear Plant Retirement Costs section of Note 12, Commitments and Contingencies.

The components of the change in accumulated other comprehensive income/(loss), and the related tax effects, for the years 2000, 1999 and 1998 are as follows:

	(in thousands)		
GPU, Inc. and Subsidiary Companies	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gains/(loss) on investments	**$(38,042)**	**$ 17,263**	**$(20,779)**
Foreign currency translation adjustments	**(43,240)**	**15,134**	**(28,106)**
Adjustment for amounts included in income	**(5,813)**	**2,035**	**(3,778)**
Net change in accumulated other comprehensive income	**(49,053)**	**17,169**	**(31,884)**
Minimum pension liability	**(6,183)**	**2,563**	**(3,620)**
Total change in accumulated other comprehensive income/(loss)	**$(93,278)**	**$ 36,995**	**$(56,283)**
1999			
Net unrealized gains on investments	$ 12,516	$(4,680)	$ 7,836
Adjustment for amounts included in income	(1,998)	-	(1,998)
Net change in accumulated other comprehensive income	10,518	(4,680)	5,838
Foreign currency translation adjustments	19,735	(6,907)	12,828
Adjustment for amounts included in income	1,586	(555)	1,031
Net change in accumulated other comprehensive income	21,321	(7,462)	13,859
Minimum pension liability	8,957	(3,691)	5,266
Total change in accumulated other comprehensive income/(loss)	$ 40,796	$(15,833)	$ 24,963
1998			
Net unrealized gains on investments	$ 13,235	$(4,248)	$ 8,987
Foreign currency translation adjustments	(23,295)	8,233	(15,062)
Adjustment for amounts included in income	8,737	(3,136)	5,601
Net change in accumulated other comprehensive income/(loss)	(14,558)	5,097	(9,461)
Minimum pension liability	(2,605)	1,071	(1,534)
Total change in accumulated other comprehensive income/(loss)	$(3,928)	$ 1,920	$(2,008)

(in thousands)

Amount Income Tax Amount

JCP&L	Before Taxes	(Expense) Benefit	Net of Taxes
2000			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(26)	11	(15)
Total change in accumulated other comprehensive income/(loss)	$ (26)	$ 11	$ (15)
1999			
Net unrealized gain on investments	$ 7	$ -	$ 7
Minimum pension liability	718	(293)	425
Total change in accumulated other comprehensive income/(loss)	$ 725	$ (293)	$ 432
1998			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(718)	293	(425)
Total change in accumulated other comprehensive income/(loss)	$ (718)	$ 293	$ (425)

(in thousands)

Met-Ed	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	$(36,312)	$ 15,016	$(21,296)
Minimum pension liability	(6)	3	(3)
Total change in accumulated other comprehensive income/(loss)	$(36,318)	$ 15,019	$(21,299)
1999			
Net unrealized gain on investments	$ 7,388	$ (3,073)	$ 4,315
Minimum pension liability	901	(373)	528
Total change in accumulated other comprehensive income/(loss)	$ 8,289	$ (3,446)	$ 4,843
1998			
Net unrealized gain on investments	$ 6,990	$ (2,842)	$ 4,148
Minimum pension liability	(196)	81	(115)
Total change in accumulated other comprehensive income/(loss)	$ 6,794	$ (2,761)	$ 4,033

(in thousands)

Penelec	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	$(18,173)	$ 7,577	$(10,596)
Minimum pension liability	-	-	-
Total change in accumulated other comprehensive income/(loss)	$(18,173)	$ 7,577	$(10,596)

1999			
Net unrealized gain on investments	$ 3,708	$ (1,607)	$ 2,101
Minimum pension liability	282	(117)	165
Total change in accumulated other comprehensive income/(loss)	$ 3,990	$ (1,724)	$ 2,266
1998			
Net unrealized gain on investments	$ 3,470	$ (1,406)	$ 2,064
Minimum pension liability	(73)	30	(43)
Total change in accumulated other comprehensive income/(loss)	$ 3,397	$ (1,376)	$ 2,021

6. ACCOUNTING FOR EXTRAORDINARY AND NON-RECURRING ITEMS

GPU PowerNet Sale (2000):

In June 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to SPI for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US $137.8 million) of medium term notes. A significant portion of the net proceeds from the sale were used to repay debt in 2000, and the remaining proceeds have been placed in a trust and will be used to further reduce debt. As a result of the sale, GPU recorded in Operating Income on the Consolidated Statement of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million ($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss. During the fourth quarter 2000, there was a change in the estimated tax benefits, which reduced GPU's after-tax loss on the sale to $276.6 million, or $2.28 per share.

GPU International, Inc. (GPUI) Sale (2000):

In December 2000, GPU, Inc. sold GPUI to Aquila for $225 million. The sale included GPUI's interests in six domestic operating plants and one development stage project. The net proceeds from the sale were used primarily to reduce debt at GPU Capital.

As a result of the sale, GPU realized a pre-tax gain of $133 million ($89.2 million after-tax, or $0.73 per share).

Restructured Power Purchase Agreement (2000):

In June 1998, Onondaga Cogeneration L.P. (Onondaga), a GPUI independent power project, and Niagara Mohawk Power Corporation (NIMO) renegotiated their existing power purchase agreement and entered into a 10-year indexed swap agreement and power put.

In September 2000 (prior to the sale of GPUI), Onondaga terminated its rights under the power put thereby terminating all agreements Onondaga had with NIMO to sell energy and capacity under the restructured power purchase agreement. As a result, in 2000, a net pre-tax gain of $42.8 million ($27.8 million after-tax, or $0.23 per share) was recorded in Other Income and Deductions on the Consolidated Statement of Income, as follows: the deferred gain of $86.7 million pre-tax related to the restructured power purchase agreement with NIMO was recognized in income; and the indexed swap agreement was marked to market and the associated deferred revenue was taken to income resulting in a pre-tax gain of $90.8 million. In addition, as a result of terminating the power put with NIMO and based on information supplied by an outside independent expert, management determined that the Onondaga plant would not operate on an economically profitable basis in the merchant generation market, and that the equipment would be technologically obsolete. As the result of an impairment test performed under Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to Be Disposed Of," using the undiscounted cash flows of the plant's operations, management determined that the plant was impaired, and the carrying value of the plant was written down by $69.1 million pre-tax. Also, as a result of the termination of Onondaga's rights under the power put, a review of firmly committed long-term executory gas transportation contracts was performed and the contracts were determined to be out of market, which resulted in a charge to income of $65.6 million. Management's analysis utilized gas and energy pricing supplied by an independent expert.

In addition, in 2000 a pre-tax charge of $2.5 million ($1.6 million after-tax, or $0.01 per share) was recorded in other operation and maintenance expense for settlement amounts paid in connection with the termination of Onondaga's steam supply agreement.

PaPUC Phase II Order (2000):

On December 20, 2000, the PaPUC issued a Phase II Order providing a final determination of Met-Ed's and Penelec's stranded cost recovery related to the divestiture of their generating assets. The net impact of the Phase II Order was a credit to income of $66.1 million pre-tax (Met-Ed $44.6 million; Penelec $21.5 million), or $40.8 million after-tax (Met-Ed $32 million; Penelec $8.8 million), or $0.34 per share, the major components of which are discussed below.

As a result of the sales of their generating facilities in 1999, Met-Ed and Penelec recognized a pension curtailment gain (per Statement of Financial Accounting Standards No. 88 (FAS 88), "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions"), associated with employees who were terminated from the companies at the time of the sale. This gain, which amounted to $50.5 million pre-tax (Met-Ed $26.2 million; Penelec $24.3 million), was deferred pending the outcome of the Phase II proceedings. Upon receipt of the Phase II Order, the deferred gain was recognized in income.

In their Phase II filings, Met-Ed and Penelec requested recovery of an additional $303.8 million (Met-Ed $226.3 million; Penelec $77.5 million) of stranded costs. The Phase II Order disallows recovery of $27.9 million (Met-Ed $16 million; Penelec $11.9 million) of this amount. However, Met-Ed and Penelec anticipated a disallowance of a portion of their stranded costs, and established a reserve of $24.9 million (Met-Ed $18.7 million; Penelec $6.2 million) in 1999. Therefore, in 2000, the remaining disallowance of $3 million pre-tax (Met-Ed $(2.7) million; Penelec $5.7 million) was (credited)/charged to income.

Met-Ed requested recovery of stranded costs associated with its leasehold interest in the Merrill Creek Reservoir project. The Phase II Order granted Met-Ed full recovery of these costs. Met-Ed had previously recorded liabilities which were reversed upon review of the Phase II Order. In addition, during the proceedings, certain estimates and assumptions used in calculating the lease expense were revised. The reversal of related liabilities and the changes in estimates and assumptions resulted in a credit to income of $13.8 million pre-tax.

The Phase II Order deferred a decision on Met-Ed's requested rate increase in 2006 for future consideration. The Order also requires Met-Ed and Penelec to seek a ruling from the Internal Revenue Service (IRS) approving the credit to ratepayers of unamortized investment tax credits and excess deferred income tax benefits associated with their divested generating stations, which were recognized in operating income in 1999. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a correspondin charge to income.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Generation Asset Divestiture (2000 and 1999):

GPU Energy companies

During 2000 and 1999, the GPU Energy companies completed the sales of substantially all their electric generating facilities. The PaPUC has made a final determination of Met-Ed's and Penelec's stranded cost recovery, as discussed above. The NJBPU, however, has deferred making a final determination of the net proceeds and stranded cost recovery related to JCP&L's generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In August 2000, JCP&L sold Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $10 million. As a result of the sale, a non-recurring gain of $16.5 million, or $0.13 per share, was recognized in income for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale. If JCP&L receives an IRS ruling that supports returning these tax benefits to ratepayers, JCP&L would then reduce its stranded costs by this amount and record a corresponding charge to income. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant and JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage cost (up to a maximum of $88 million), including the fuel reload, for the refueling outage completed in November 2000. Outage costs of approximately $88 million were incurred, and are presently being reviewed by GPU. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001. As discussed below, the Oyster Creek plant was written down to its fair market value in 1999.

In 1999, the GPU Energy companies sold TMI-1 to AmerGen for a total purchase price of approximately $100 million. The sale did not have a significant impact on 1999 earnings since TMI-1 had been written down to its fair market value in 1998, resulting in a loss of $528.3 million pre-tax (JCP&L $133.1 million; Met-Ed $270.7 million; Penelec $124.5 million), which was deferred as a regulatory asset.

Penelec sold its 50% interest in the Homer City Station to a subsidiary of Edison Mission Energy for approximately $900 million in 1999. As a result, Penelec recorded a pre-tax gain of $38.2 million ($22.6 million after-tax, or $0.18 per share) for the portion of the gain related to wholesale operations and deferred as a regulatory liability the remaining pre-tax gain of $590.7.

Penelec sold its 20% interest in the Seneca Pumped Storage Hydroelectric Generating Station to The Cleveland Electric Illuminating Company for $43 million in 1999. The sale resulted in a pre-tax gain of $2 million ($1.2 million after-tax, or $0.01 per share) for the portion of the gain related to wholesale operations and the deferral of the remaining pre-tax gain of $30.2 million as a regulatory liability.

In addition, during 1999 the GPU Energy companies completed the sales of their remaining fossil fuel and hydroelectric generating facilities to Sithe Energies (Sithe) for approximately $1.6 billion (JCP&L $416 million; Met-Ed $641 million; Penelec $558 million) (JCP&L's Forked River combustion turbines and 50% interest in Yards Creek, as well as Met-Ed's York Haven hydroelectric station, were not included in the sales). The sales resulted in a pre-tax gain of $22.9 million (Met-Ed $2.4 million; Penelec $20.5 million), or $13.4 million after-tax (Met-Ed $1.4 million; Penelec $12 million), or $0.11 per share, for the portion of the gain related to wholesale operations, and deferral of the remaining pre-tax gain of $706.5 million (Met-Ed $389.1 million; Penelec $317.4 million) as a regulatory liability.

GPU Power UK

Prior to GPU's purchase of the 50% of GPU Power UK it did not already own, GPU Power UK sold its electric supply business to National Power plc for approximately $300 million. As a result, in 1999 GPU recorded a pre-tax gain on the sale of $10.5 million ($6.8 million after-tax, or $0.05 per share).

JCP&L Restructuring Order (1999):

In 1999, the NJBPU issued a Summary Order regarding JCP&L's unbundling, stranded cost and restructuring filings. Accordingly, in 1999 JCP&L discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to its electric generation operations. The transmission and distribution operations of JCP&L continue to be subject to the provisions of FAS 71.

In 1999, JCP&L recorded a reduction in operating revenues of $115 million ($68 million after-tax, or $0.54 per share) relating to the Summary Order. This reduction reflects JCP&L's obligation to refund to customers 5% from rates in effect as of April 30, 1997. The refund will be made to customers from August 1, 2002 through July 31, 2003.

Since JCP&L is no longer subject to FAS 71 for the generation portion of its business, GPU performed an impairment test on Oyster Creek in accordance with FAS 121. Management determined that JCP&L's net investment in Oyster Creek, including plant, nuclear fuel and materials and supplies inventories, was impaired. This investment was written down by a total of $678 million pre-tax in 1999 to reflect the plant's fair market value. This impairment, which was recorded as an extraordinary deduction, was reversed and re-established as a regulatory asset since the NJBPU Summary Order provides for rate recovery.

Pennsylvania Restructuring Orders (1998):

In 1998, Met-Ed and Penelec received PaPUC Restructuring Orders which, among other things, essentially removed from regulation the costs associated with providing electric generation service to Pennsylvania consumers, effective January 1, 1999. Accordingly, in 1998 Met-Ed and Penelec discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to their electric generation operations. The transmission and distribution operations of Met-Ed and Penelec continue to be subject to the provisions of FAS 71.

As a result of the Restructuring Orders, Met-Ed and Penelec recorded a pre-tax extraordinary charge of $42.1 million (Met-Ed $11.5 million; Penelec $30.6 million), or $25.8 million after-tax (Met-Ed $6.8 million; Penelec $19 million), or $0.20 per share, and a pre-tax non-recurring charge of $68.5 million (Met-Ed $32.9 million; Penelec $35.6 million), or $40 million after-tax (Met-Ed $19.2 million; Penelec $20.8 million), or $0.32 per share, for customer refunds of 1998 revenues and for the establishment of a sustainable energy fund.

In accordance with FAS 121, impairment tests were performed and determined that the net investment in TMI-1 was impaired at December 31, 1998, resulting in a write-down of $518 million pre-tax (JCP&L $134 million; Met-Ed $257 million; Penelec $127 million) to reflect TMI-1's fair market value. Of the amount written down for TMI-1, $508 million (JCP&L $134 million; Met-Ed $255 million; Penelec $119 million) was deferred as a regulatory asset pending the outcome of the Phase II proceedings and $10 million (Met-Ed $2 million; Penelec $8 million) (the FERC jurisdictional portion) was charged to expense as an extraordinary item in 1998.

7. ACQUISITIONS

MYR Group Inc.

In April 2000, GPU, Inc. acquired MYR for approximately $217.5 million. The fair value of the assets acquired totaled approximately $154.6 million and the amount of liabilities assumed totaled approximately $99.7 million.

MYR, a suburban Chicago-based infrastructure construction services company, provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

The acquisition was partially financed through the issuance of GPU, Inc. short-term debt and was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $162.9 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Empresa Distribuidora Electrica Regional, S.A.

In March 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa) for US $375 million. The fair value of the assets acquired totaled approximately $320 million and the amount of liabilities assumed totaled approximately $153 million, including debt of $76 million. Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina.

The acquisition was financed through the issuance of commercial paper by GPU Capital, guaranteed by GPU, Inc., and a $50 million capital contribution from GPU, Inc.

The acquisition was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets by approximately $208 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Transmission Pipelines Australia

In June 1999, GPU Electric acquired Transmission Pipelines Australia (TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The fair value of the assets acquired totaled approximately US $704 million and the amount of liabilities assumed totaled approximately US $116 million.

The acquisition was financed through: (1) an A$750 million (approximately US $495 million) senior credit facility, which is non-recourse to GPU, Inc.; and (2) an equity contribution from GPU Capital of A$275 million (approximately US $180 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

The acquisition was accounted for under the purchase method. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $88 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Midlands Electricity plc (GPU Power UK)

In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon, which

owns GPU Power UK, for £452.5 million (approximately US $714 million). GPU and Cinergy had jointly formed Avon in 1996 to acquire GPU Power UK. The fair value of the assets acquired totaled approximately US $2.1 billion and the liabilities totaled approximately US $1.5 billion, including debt of US $1 billion.

GPU Electric financed the acquisition through a combination of equity and debt. The equity was funded from: (1) a US $250 million contribution from GPU, Inc., and (2) the issuance of US $50 million of commercial paper by GPU Capital, which is guaranteed by GPU, Inc. The debt has been provided through a two-year £245 million (approximately US $382 million) credit agreement entered into by EI UK Holdings, of which GPU, Inc. has guaranteed approximately US $100 million.

As a result of GPU's purchase of Cinergy's 50% ownership in GPU Power UK, effective in the third quarter of 1999, GPU began accounting for GPU Power UK as a consolidated entity, rather than under the equity method of accounting as was previously the practice. Consequently, Goodwill, net on the Consolidated Balance Sheet increased by approximately $1.8 billion in the third quarter of 1999. Of this amount, $1.7 billion relates to the previous 1996 acquisition of GPU Power UK by GPU and Cinergy and approximately $119 million represents goodwill resulting from GPU's purchase of Cinergy's 50% share of GPU Power UK. The goodwill is being amortized on a straight-line basis over 40 years.

Pro Forma Information (1999 Acquisitions)

The consolidated unaudited pro forma results of operations for 1999 and 1998 present information assuming Emdersa, GPU GasNet and the 50% of GPU Power UK (that GPU did not already own) were acquired January 1, 1998. The pro forma amounts include certain adjustments, primarily to recognize interest expense, amortization of goodwill and depreciation of assets having stepped-up bases, and are not necessarily indicative of the actual results that would have been realized had the acquisitions occurred on the assumed date of January 1, 1998, nor are they necessarily indicative of future results. The consolidated unaudited pro forma information is as follows for 1999 and 1998, respectively: operating revenues of $6 billion and $6.9 billion; income before extraordinary item of $493 million and $442 million; net income of $493 million and $416 million; basic and diluted earnings per share before extraordinary item of $3.94 and $3.47; and basic and diluted earnings per share of $3.94 and $3.27.

8. INCOME TAXES

As of December 31, 2000 and 1999, Regulatory assets, net on the Consolidated Balance Sheets reflected $301 million and $296 million, respectively, of Income taxes recoverable through future rates (primarily related to liberalized depreciation), and Income taxes refundable through future rates of $23 million and $28 million, respectively (related to unamortized ITC), substantially due to the recognition of amounts not previously recorded with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993, as follows:

	(in millions) 2000	1999
Income Taxes Recoverable Through Future Rates:		
JCP&L	$ 18	$ 2
Met-Ed	124	124
Penelec	159	170
Total	$301	$296

Income Taxes Refundable Through Future Rates:

JCP&L	$ 4	$ 14
Met-Ed	10	8
Penelec	9	6
Total	$ 23	$ 28

Summaries of the components of deferred taxes as of December 31, 2000 and 1999 are as follows:

GPU, Inc. and Subsidiary Companies:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Current:		
Unbilled revenue	$ 24	$ 12	Revenue taxes	$ 6	$ 5
Other	10	60	Deferred energy	3	3
Total	$ 34	$ 72	Total	$ 9	$ 8
Noncurrent:			Noncurrent:		
Unamortized ITC	$ 32	$ 36	Liberalized depreciation:		
Decommissioning	111	77	Previously flowed through	$ 205	$ 222
Above-market NUGs	725	798	Future revenue requirements	150	147
Customer transition charge	-	533	Subtotal	355	369
NUG Costs	62	-	Liberalized depreciation	552	659
Net gain on generation asset sales	184	499	Customer transition charge	795	1,451
Deferred foreign tax credits	145	137	Net loss on generation asset sales	292	218
Other	474	448	Market transition charge	100	-
Total	$1,733	$2,528	Decommissioning	116	-
			Purchase accounting basis difference	482	573
			Other	402	293
			Total	$3,094	$3,563

JCP&L:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Current:		
Unbilled revenue	$ 21	$ 2	Revenue taxes	$ 6	$ 5
			Deferred Energy	2	3
			Total	$ 8	$ 8
Noncurrent:			Noncurrent:		
Unamortized ITC	$ 13	$ 23	Liberalized depreciation:		
Decommissioning	15	31	Previously flowed through	$ 41	$ 35
Contributions in aid of construction	20	21	Future revenue		
Revenues subject					

to refund	47	47
Net gain on generation asset sales	93	73
Other	-	27
Total	$188	$222

requirements	33	29
Subtotal	74	64
Liberalized depreciation	261	368
Forked River	-	7
Net loss on generation asset sales	291	58
Market transition charge	100	-
Decommissioning	56	-
Other	84	74
Total	$866	$571

Met-Ed:

(in millions)

Deferred Tax Assets

	2000	1999
Current:		
Unbilled revenue	$ 2	$ 3
Noncurrent:		
Unamortized ITC	$ 10	$ 8
Decommissioning	63	27
Above-market NUGs	296	303
Customer transition charge	-	160
Generation revenue requirements	24	24
Net gain on generation asset sales	2	161
Other	53	55
Total	$448	$738

Deferred Tax Liabilities

	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 71	$ 81
Future revenue requirements	51	49
Subtotal	122	130
Liberalized depreciation	132	129
Customer transition charge	382	594
Net loss on generation asset sales	-	110
Decommissioning	62	-
Other	30	30
Total	$728	$993

Penelec:

(in millions)

Deferred Tax Assets

	2000	1999
Current:		
Unbilled revenue	$ 2	$ 8
Noncurrent:		
Unamortized ITC	$ 9	$ 5
Decommissioning	35	19
Above-market NUGs	428	494
Customer transition charge	-	374
NUG Costs	83	-
Generation revenue requirements	23	23
Net gain on generation asset sales	89	264
Other	42	46

Deferred Tax Liabilities

	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 92	$ 103
Future revenue requirements	66	69
Subtotal	158	172
Liberalized depreciation	158	155
Customer transition charge	412	856
Net loss on generation asset sales	-	51
Other	8	16

Total	$ 709	$1,225	Total	$ 736	$1,250

The reconciliations of net income to book income subject to tax and of the federal statutory rate to combined federal and state effective tax rates, are as follows:

GPU, Inc. and Subsidiary Companies:

	(in millions) 2000	1999	1998
Net income	$234	$459	$360
Preferred stock dividends	7	9	11
Loss on preferred stock reacquisition	-	2	-
Income tax expense	182	294	250
Book income subject to tax	$423*	$764*	$621*
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	9	5	5
Amortization of ITC	(4)	(6)	(1)
Australian tax rate reduction	(2)	-	-
PowerNet sale	8	-	-
Other, net	(3)	4	1
Effective income tax rate	43%	38%	40%

* Includes pre-tax foreign operations income of $228 million, $331 million and $238 million, of which $15 million, $85 million and $88 million, respectively for 2000, 1999 and 1998, are included in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. For 2000, pre-tax foreign operations income excludes a loss of $372 million on sale of PowerNet.

JCP&L:

	(in millions) 2000	1999	1998
Net income	$211	$172	$222
Income tax expense	120	101	145
Book income subject to tax	$331	$273	$367
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	7	6	5
Amortization of ITC, net	(4)	(5)	-
Other, net	(2)	1	(1)
Effective income tax rate	36%	37%	39%

Met-Ed:

	(in millions) 2000	1999	1998
Net income	$ 82	$ 96	$ 51
Income tax expense	44	61	33
Book income subject to tax	$126	$157	$ 84
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	6	7	6
Amortization of ITC	(1)	(8)	(2)

Name of Respondent Pennsylvania Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Other, net	(5)	5	-
Effective income tax rate	35%	39%	39%

Penelec:

	2000	(in millions) 1999	1998
Net income	$ 39	$153	$ 40
Income tax expense	30	54	31
Book income subject to tax	$ 69	$207	$ 71
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	5	7	8
Amortization of ITC, net	(2)	(11)	-
Other, net	5	(5)	1
Effective income tax rate	43%	26%	44%

Federal and state income tax expense is comprised of the following:

GPU, Inc. and Subsidiary Companies:

	2000	(in millions) 1999	1998
Provisions for taxes currently payable:			
Domestic	$(174)	$ 775	$290
Foreign	34	60	22
Total provision for taxes	(140)	835	312
Deferred income taxes:			
Liberalized depreciation	(100)	(252)	2
Foreign deferred taxes	27	80	31
Unbilled revenues	6	19	-
Gain/(loss) on sale of property	395	(406)	-
Decommissioning	26	87	(19)
PA Restructuring (FAS 71)	-	61	(15)
Operating nonutility generators	(187)	-	-
Customer transition charge	124	-	-
Market transition charge	76	21	-
Nonutility generation contract buyout costs	(56)	(14)	(11)
Provision for rate refunds	-	(47)	(10)
OPEBs	-	2	(12)
Other	28	(45)	(19)
Deferred income taxes, net	339	(494)	(53)
Amortization of ITC, net	(17)	(47)	(9)
Income tax expense	$ 182	$ 294	$250

The foreign taxes in the above table for 2000, 1999 and 1998 include $5 million ($19 million Current; $(14) million Deferred), $53 million ($16 million Current; $37 million Deferred) and $27 million ($10 million Current; $17 million Deferred) in foreign tax expense which is netted in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. Included in the ITC Amortization is the recognition of $10 million and $36 million for 2000 and 1999, respectively of ITC benefit resulting from

the sale of generation plants.

JCP&L:	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$(135)	$197	$187
Deferred income taxes:			
Liberalized depreciation	(106)	(49)	(11)
Decommissioning	62	22	(12)
Nonutility generation contract buyout costs	(20)	(19)	-
Provision for rate refund	-	(47)	-
Unbilled revenue	(3)	19	-
Gain/(loss) sale of property	226	(16)	-
Market transition charge	76	21	-
Other postemployment benefits	-	4	(5)
Gain/Loss on reacquired debt	-	-	3
New Jersey revenue tax	4	-	(2)
Deferral of energy costs	-	(1)	10
Abandonment loss - Forked River	-	(4)	(4)
Nuclear outage maintenance costs	34	3	3
Accretion income	-	-	4
Pension expense/VERP	-	(2)	(2)
Demand-side management	4	(7)	-
Global settlement	-	2	(8)
Gas site & investigation MGP insurance recovery	-	-	(8)
Other	(7)	(10)	(6)
Deferred income taxes, net	270	(84)	(38)
Amortization of ITC, net	(15)	(12)	(4)
Income tax expense	$ 120	$101	$145

Met-Ed:	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$ 22	$140	$ 56
Deferred income taxes:			
Liberalized depreciation	3	(88)	5
Decommissioning	(31)	42	(5)
PA Restructuring (FAS 71)	-	30	15
Operating nonutility generators	(99)	-	-
Customer transition charge	118	-	-
Nonutility generation contract buyout costs	-	2	(9)
Provision for rate refund	-	-	(11)
Unbilled revenue	3	-	-
Gain/(loss) sale of property	49	(51)	-
Other postemployment benefits	-	-	(5)
Pension expense/VERP	(5)	-	(3)
Nuclear outage maintenance costs	-	3	(3)
Nonutility generation contract over collections	-	-	8
CTC NUG deferrals	-	-	(5)

Sustainable energy fund	-	-	(2)
Other	(15)	(5)	(6)
Deferred income taxes, net	23	(67)	(21)
Amortization of ITC, net	(1)	(12)	(2)
Income tax expense	$ 44	$ 61	$ 33

Penelec:

	(in millions)		
	2000	1999	1998
Provisions for taxes currently payable	$ 15	$472	$ 47
Deferred income taxes:			
Liberalized depreciation	3	(114)	2
Decommissioning	(4)	23	(2)
PA Restructuring (FAS 71)	-	31	(11)
Operating nonutility generators	(89)	-	-
Customer transition charge	6	-	-
Nonutility generation contract buyout costs	(36)	3	(1)
Unbilled revenue	7	-	-
Gain/(loss) sale of property	120	(339)	-
Other postemployment benefits	-	(2)	(2)
Pension expense/VERP	(4)	-	(2)
Nuclear outage maintenance costs	-	2	(1)
Nonutility generation contract over collections	-	-	6
CTC NUG deferrals	(15)	-	2
Sustainable energy fund	2	-	(3)
Other	26	1	(2)
Deferred income taxes, net	16	(395)	(14)
Amortization of ITC, net	(1)	(23)	(2)
Income tax expense	$ 30	$ 54	$ 31

The IRS has completed its examinations of GPU's federal income tax returns through 1995.

9. SUPPLEMENTARY INCOME STATEMENT INFORMATION

Maintenance expense and other taxes charged to operating expenses consisted of the following:

	(in millions)		
	2000	1999	1998
Maintenance:			
JCP&L	$ 79	$ 84	$ 91
Met-Ed	23	48	49
Penelec	31	54	62
Other	51	24	-
Total maintenance	$184	$210	$202

(in millions)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Other taxes:	2000	1999	1998
New Jersey Transitional Energy Facility Assessment	$ 48	$ 59	$ 67
Pennsylvania state gross receipts:			
Met-Ed	36	27	39
Penelec	37	27	40
Total	73	54	79
Real estate and personal property:			
JCP&L	4	5	9
Met-Ed	2	4	6
Penelec	1	6	8
Other	41	24	-
Total	48	39	23
Stamp taxes (U.K.)	-	6	-
Other:			
JCP&L	13	13	19
Met-Ed	6	9	13
Penelec	8	9	16
Other	25	2	2
Total	52	33	50
Total other taxes	$221	$191	$219

The cost of services rendered to the GPU Energy companies by their affiliates is as follows:

	(in millions)		
JCP&L:	2000	1999	1998
Cost of services rendered by GPUN	$211	$189	$182
Cost of services rendered by GPUS	253	322	26
Cost of services rendered by GPU Generation, Inc. (Genco)	-	69	51
Total	$464	$580	$259
Amount Charged to Income	$259	$393	$239

	(in millions)		
Met-Ed:	2000	1999	1998
Cost of services rendered by GPUN	$ 2	$102	$ 59
Cost of services rendered by GPUS	97	152	40
Cost of services rendered by Genco	-	96	108
Total	$ 99	$350	$207
Amount Charged to Income	$ 77	$264	$180

	(in millions)		
Penelec:	2000	1999	1998

Cost of services rendered by GPUN	$ 1	$ 51	$ 30
Cost of services rendered by GPUS	138	184	17
Cost of services rendered by Genco	-	102	163
Total	$139	$337	$210
Amount Charged to Income	$109	$259	$170

For the years 2000, 1999 and 1998, JCP&L purchased $14 million, $22 million and $26 million, respectively, of energy from a cogeneration project in which an affiliate has a 50% partnership interest.

10. EMPLOYEE BENEFITS

Pension Plans and Other Postretirement Benefits:

GPU maintains defined benefit pension plans covering substantially all employees. GPU also provides certain retiree health care and life insurance benefits for substantially all US employees who reach retirement age while working for GPU. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for the years ended December 31, 2000 and 1999, a statement of the funded status of the plans, the amounts recognized in the Consolidated Balance Sheets as of December 31, 2000 and 1999 and the weighted average assumptions used in the measurement of the benefit obligation. The pension benefit disclosure amounts for GPU, Inc. and Subsidiary Companies for the year 1999 reflect the acquisition of the remaining 50% of GPU Power UK by GPU in July of that year. Accordingly, the July 1999 benefit obligation and fair value of plan assets balances for GPU Power UK are shown next to the line items entitled "Acquisitions" and the post-acquisition amounts occurring in the second half of 1999 are included in the tables.

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
GPU, Inc. and Subsidiary Companies				
Change in benefit obligation:				
Benefit obligation at January 1:	$3,157.8	$1,897.0	$737.1	$790.5
Acquisitions	-	1,502.5	-	-
Service cost	37.0	46.2	11.4	15.9
Interest cost	201.8	158.0	53.9	52.2
Plan amendments	-	2.5	8.2	-
Actuarial (gain)/loss and other items	(102.3)	(182.8)	(57.8)	(36.9)
Currency exchange	(104.9)	(4.0)	-	-
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Curtailments and settlements	(18.9)	(139.4)	(5.7)	(44.8)
Termination benefits	27.1	48.8	-	-
Benefit obligation at December 31:	$2,992.2	$3,157.8	$709.9	$737.1

Change in plan assets:
Fair value of plan assets

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

at January 1:	$4,343.4	$2 258.8	$543.3	$507.1
Acquisitions	-	1,710.2	-	-
Actual return on plan assets	(172.4)	579.4	(7.2)	61.0
Employer contributions	1.4	1.8	11.2	15.0
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Currency exchange	(117.5)	(5.8)	-	-
Settlement and other items	(35.4)	(30.0)	-	-
Fair value of plan assets at December 31:	$3,814.1	$4,343.4	$510.1	$543.3
Funded Status:				
Funded status at December 31:	$ 821.9	$1,185.6	$(199.8)	$(193.8)
Unrecognized net actuarial (gain)/loss	(575.1)	(953.0)	(61.7)	(54.2)
Unrecognized prior service cost	19.4	21.5	15.2	2.9
Unrecognized net transition (asset)/obligation	(0.9)	(1.4)	111.8	143.3
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Prepaid benefit cost	$ 286.0	$ 297.2	$ -	$ 24.2
Accrued benefit liability	(28.5)	(45.3)	(134.5)	(126.0)
Intangible asset	1.6	0.8	-	-
Accumulated other comprehensive income	2.6	-	-	-
Deferred income taxes	3.6	-	-	-
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
JCP&L				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 4.9	$ 509.7	$ 0.5	$198.2
Transfer to GPUS	-	(502.4)	-	(197.7)
Service cost	0.5	0.1	-	-
Interest cost	1.5	0.4	-	-
Actuarial (gain)/loss	(1.7)	(2.8)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 5.1	$ 4.9	$ 0.5	$ 0.5
Change in plan assets:				
Fair value of plan assets at January 1:	$ 6.2	$ 639.9	$ 0.1	$137.0
Transfer to GPUS	-	(634.4)	-	(136.9)
Actual return on plan assets	(0.1)	0.8	-	-
Benefits paid	(0.1)	(0.1)	-	-

Change in allocations	(2.6)	-	-	-
Fair value of plan assets at December 31:	$ 3.4	$ 6.2	$ 0.1	$ 0.1
Funded Status:				
Funded status at December 31:	$ (1.7)	$ 1.3	$ (0.4)	$ (0.4)
Unrecognized net actuarial (gain)/loss	(0.1)	(3.2)	0.2	(0.2)
Unrecognized net transition (asset)/obligation	0.1	0.1	0.1	0.1
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.8)	$ (1.9)	$ (0.1)	$ (0.5)
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Met-Ed				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 10.3	$ 377.9	$ 1.9	$ 163.0
Transfer to GPUS	-	(367.9)	-	(160.8)
Service cost	0.2	0.2	0.1	0.1
Interest cost	0.8	0.5	0.2	0.2
Plan amendments	-	-	0.1	-
Actuarial (gain)/loss	(1.0)	(0.2)	(0.3)	(0.6)
Benefits paid	(0.1)	(0.2)	-	-
Benefit obligation at December 31:	$ 10.2	$ 10.3	$ 2.0	$ 1.9
Change in plan assets:				
Fair value of plan assets at January 1:	$ 9.0	$ 428.3	$ 0.6	$ 62.4
Transfer to GPUS	-	(420.2)	-	(61.9)
Actual return on plan assets	(0.4)	1.1	-	0.1
Benefits paid	(0.1)	(0.2)	-	-
Change in allocations	3.0	-	(0.1)	-
Fair value of plan assets at December 31:	$ 1.5	$ 9.0	$ 0.5	$ 0.6
Funded Status:				
Funded status at December 31:	$ 1.3	$ (1.3)	$ (1.5)	$ (1.3)
Unrecognized net actuarial (gain)/loss	(2.2)	0.4	0.8	0.7
Unrecognized net transition (asset)/obligation	-	-	0.3	0.3

Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Penelec				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 3.0	$ 419.7	$ -	$ -
Transfer to GPUS	-	(416.1)	-	-
Interest cost	0.2	0.2	-	-
Actuarial (gain)/loss	0.1	(0.7)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 3.2	$ 3.0	$ -	$ -
Change in plan assets:				
Fair value of plan assets at January 1:	$ 1.9	$ 535.2	$ -	$ -
Transfer to GPUS	-	(533.5)	-	-
Actual return on plan assets	(0.1)	0.3	-	-
Benefits paid	(0.1)	(0.1)	-	-
Change in allocations	(0.1)	-	-	-
Fair value of plan assets at December 31:	$ 1.6	$ 1.9	$ -	$ -
Funded Status:				
Funded status at December 31:	$ (1.6)	$ (1.1)	$ -	$ -
Unrecognized net actuarial (gain)/loss	0.6	0.1	-	-
Unrecognized net transition obligation	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.0)	$ (1.0)	$ -	$ -
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -

Weighted average assumptions

as of December 31 for GPU, Inc. and Subsidiary Companies:				
Discount rate	**7.1%**	7.0%	**7.5%**	7.5%
Expected return on plan assets	**8.5%**	8.1%	**9.25%**	8.5%
Rate of compensation increase	**4.7%**	4.7%	-	-
Weighted average assumptions as of December 31 for JCP&L, Met-Ed and Penelec:				
Discount rate	**7.5%**	7.5%	**7.5%**	7.5%
Expected return on plan assets	**9.25%**	8.5%	**9.25%**	8.5%
Rate of compensation increase	-	4.5%	-	-

The following tables provide the components of net periodic pension and other postretirement benefit costs. As previously discussed, the 1999 net periodic pension cost for GPU, Inc. and Subsidiary Companies reflects post-acquisition amounts related to GPU Power UK for the second half of the year.

Pension Plans:

GPU, Inc. and Subsidiary Companies (in millions)	2000	1999	1998
Service cost	**$ 37.0**	$ 46.2	$ 36.1
Interest cost	**201.8**	158.0	121.6
Expected return on plan assets	**(273.9)**	(198.0)	(140.1)
Amortization of transition (asset)/obligation	**(0.5)**	(0.5)	(0.5)
Other amortization	**(12.0)**	2.1	1.1
Net periodic pension cost	**$ (47.6)**	$ 7.8	$ 18.2

JCP&L (in millions)	2000	1999	1998
Service cost	**$ 0.5**	$ 0.1	$ 7.2
Interest cost	**1.5**	0.4	33.7
Expected return on plan assets	**(2.2)**	(0.3)	(39.6)
Amortization of transition (asset)/obligation	**-**	-	(0.3)
Other amortization	**(0.3)**	-	0.6
Net periodic pension cost	**$ (0.5)**	$ 0.2	$ 1.6

Met-Ed (in millions)	2000	1999	1998
Service cost	**$ 0.2**	$ 0.2	$ 6.3
Interest cost	**0.8**	0.5	23.4
Expected return on plan assets	**(0.9)**	(0.5)	(25.4)
Amortization of transition (asset)/obligation	**-**	-	(0.1)
Other amortization	**-**	-	0.4
Net periodic pension cost	**$ 0.1**	$ 0.2	$ 4.6

(in millions)

Penelec

	2000	1999	1998
Service cost	$ -	$ -	$ 4.1
Interest cost	0.2	0.2	27.2
Expected return on plan assets	(0.1)	(0.1)	(33.1)
Amortization of transition (asset)/obligation	-	-	0.3
Other amortization	-	-	0.4
Net periodic pension cost	$ 0.1	$ 0.1	$ (1.1)

In 2000, the effects of lower than expected salary increases and the GPU PowerNet divestiture resulted in decreases in the benefit obligation as of December 31, 2000 of $30 million and $36 million, respectively. No significant portions of these amounts relate to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the discount rate assumption for the US pension plans from 6.75% to 7.5% resulted in a $162 million (JCP&L $0.5 million; Met-Ed $1.0 million; Penelec $0.3 million; Other $160.2 million) decrease in the benefit obligation as of December 31, 1999.

The above net periodic pension cost amount for 2000 excludes pre-tax charges of $9 million related to JCP&L, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. The above net periodic pension cost amount for 1999 excludes pre-tax credits of $31 million, of which $30 million was deferred for return to customers, resulting from employee terminations related to generation asset divestiture. No portion of these amounts relate to JCP&L, Met-Ed or Penelec. The above net periodic pension cost amount for 1998 excludes pre-tax charges of $30 million (JCP&L $8 million; Met-Ed $11 million; Penelec $9 million; Other $2 million), of which $22 million (JCP&L $6 million; Met-Ed $9 million; Penelec $7 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

Other Postretirement Benefits:

GPU, Inc. and Subsidiary Companies

(in millions)	2000	1999	1998
Service cost	$ 11.4	$ 15.9	$ 16.4
Interest cost	53.9	52.2	54.4
Expected return on plan assets	(41.8)	(37.5)	(29.5)
Amortization of transition (asset)/obligation	10.8	14.6	15.8
Other amortization	(0.8)	1.6	5.0
Net periodic postretirement benefit cost	$ 33.5	$ 46.8	$ 62.1

JCP&L

(in millions)	2000	1999	1998
Service cost	$ -	$ -	$ 2.9
Interest cost	-	-	13.9
Expected return on plan assets	-	-	(7.3)
Amortization of transition obligation	-	-	4.4
Other amortization	-	-	0.7
Net periodic postretirement benefit cost	$ -	$ -	$ 14.6

Met-Ed	2000	1999	1998
	(in millions)		
Service cost	$ 0.1	$ 0.1	$ 2.9
Interest cost	0.2	0.2	11.2
Expected return on plan assets	(0.1)	-	(3.9)
Amortization of transition obligation	-	-	3.1
Other amortization	-	-	1.7
Net periodic postretirement benefit cost	$ 0.2	$ 0.3	$ 15.0

Penelec	2000	1999	1998
	(in millions)		
Service cost	$ -	$ -	$ 2.0
Interest cost	-	-	15.1
Expected return on plan assets	-	-	(8.9)
Amortization of transition obligation	-	-	4.8
Other amortization	-	-	1.4
Net periodic postretirement benefit cost	$ -	$ -	$ 14.4

In 2000, lower than expected claims experience resulted in a $32 million decrease in the benefit obligation as of December 31, 2000. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the assumption associated with medical inflation rates was partially offset by the effect of increasing the discount rate assumption from 6.75% to 7.5% and resulted in a $45 million increase in the benefit obligation as of December 31, 1999. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. The benefit obligation was determined by application of the terms of the medical and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health-care cost trend rates of 9.5% for those not eligible for Medicare and 10.5% for those eligible for Medicare, then decreasing gradually to 6% in 2009 and thereafter. These costs also reflect the implementation of an annual cost-cap of 6% for individuals who retire after December 31, 1995 and reach age 65. The effect of a 1% change in these assumed cost trend rates would increase or decrease the benefit obligation by $36.9 million or $36.6 million, respectively. In addition, such a 1% change would increase or decrease the aggregate service and interest cost components of net periodic postretirement health-care cost by $3.4 million or $3.3 million, respectively. No significant portion of the effect of such a 1% change relates to JCP&L, Met-Ed or Penelec.

The above net periodic postretirement benefit cost amount for 2000 excludes pre-tax charges of $7 million, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1999 excludes pre-tax charges of $3 million, which were deferred pending future rate recovery, resulting from employee terminations related to generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1998 excludes pre-tax charges of $20 million (JCP&L $6 million; Met-Ed $6 million; Penelec $7 million; Other $1 million), of which $12 million (JCP&L $3 million; Met-Ed $5 million; Penelec $4 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

In JCP&L's 1993 base rate proceeding, the NJBPU allowed JCP&L to collect $3 million

annually for incremental postretirement benefit costs, charged to expense, and recognized as a result of FAS 106. Based on the final order, and in accordance with EITF Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated Enterprises," JCP&L has deferred the amounts above that level. A 1997 Stipulation of Final Settlement (Final Settlement) allows JCP&L to recover and amortize the deferred balance at December 31, 1997 over a fifteen-year period. In addition, the Final Settlement allows JCP&L to recover current amounts accrued pursuant to FAS 106, including amortization of the transition obligation. Met-Ed has deferred the incremental postretirement benefit costs associated with the adoption of FAS 106 and in accordance with EITF Issue 92-12, as authorized by the PaPUC in its 1993 base rate order. In accordance with EITF Issue 92-12, effective January 1998, Met-Ed has ceased deferring these costs. The approximately one-third generation-related portion of the deferred balance at December 31, 1997 is to be recovered in rates over a twelve-year period pursuant to the PaPUC's Restructuring Orders. The remaining two-thirds for the transmission and distribution-related portion is to be amortized over a fourteen-year period beginning January 1999, pursuant to the Restructuring Orders. In 1994, Penelec determined that its FAS 106 costs, including costs deferred since January 1993, were not probable of recovery and charged those deferred costs to expense.

Certain employees of MYR are covered by union-sponsored collectively bargained defined benefit plans. Expenses for these plans amounted to approximately $26 million, $27 million and $26 million in 2000, 1999 and 1998, respectively, as determined in accordance with negotiated labor contracts.

Savings Plans:

GPU also maintains savings plans for substantially all US employees. These plans provide for employee contributions up to specified limits and various levels of employer matching contributions. The matching contributions for GPU were as follows:

	(in millions)		
Company	2000	1999	1998
JCP&L	$ 0.1	$ 0.1	$ 2.8
Met-Ed	0.1	0.1	3.4
Penelec	-	-	1.6
Other	10.8	13.8	5.8
Total	$11.0	$14.0	$13.6

11. LEASES

GPU Energy companies

Capital lease obligations at December 31, 2000 and 1999 totaled $2 million and $48 million (consisting primarily of Oyster Creek nuclear fuel, as discussed below), respectively.

Prior to the sales of TMI-1 and Oyster Creek to AmerGen in December 1999 and August 2000, respectively, the GPU Energy companies had nuclear fuel lease agreements with nonaffiliated fuel trusts for the plant. Upon the sales of TMI-1 and Oyster Creek, the related fuel leases were terminated and all outstanding amounts due under the related credit facilities were paid. Lease expense consists of an amount designed to amortize the cost of the nuclear fuel as consumed plus interest costs. For the years ended December 31, 2000, 1999 and 1998, these amounts were as follows:

	(in millions)		
Company	2000	1999	1998

JCP&L	$ 13	$ 34	$ 30
Met-Ed	-	13	16
Penelec	-	6	8
Total	$ 13	$ 53	$ 54

Met-Ed and JCP&L have sold and leased back a portion of their respective ownership interests in the Merrill Creek Reservoir project. The annual minimum lease payments under these operating leases, which have remaining terms of 32 years, range from approximately $3.6 million to $6.7 million (Met-Ed $1.6 million to $2.9 million; JCP&L $2 million to $3.8 million) over the next five years, net of reimbursements from sub-lessees. JCP&L is recovering its Merrill Creek lease payments, net of reimbursements, through distribution rates. Met-Ed's Merrill Creek lease payments were offset against the actual net divestiture proceeds received from the 1999 sales of its generation assets.

GPU, Inc.

A subsidiary of GPUI sold and leased back the Lake electric cogeneration facility for an initial term of eleven years, expiring in August 2004, for which GPU, Inc. has guaranteed payments of up to $8.1 million. Although GPU, Inc. sold GPUI (including Lake) in 2000, GPU, Inc. has remained on the guaranty, and has obtained an indemnity from Aquila's parent. In addition, a 20-year site lease was entered into for the Lake facility expiring in 2013. Prior to its sale to Aquila, GPUI accounted for these leases as operating leases and GPU's related rent expense for 2000 and 1999 totaled $11.3 million and $12.3 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

PENDING MERGER OF FIRSTENERGY CORP. AND GPU

On August 8, 2000, GPU, Inc. entered into an agreement to merge with FirstEnergy, an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock.

Under the agreement, GPU stockholders would receive $36.50 for each share of GPU common stock they own, payable in cash or the equivalent of $36.50 per share in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU stockholder would be able to elect the form of consideration, subject to proration so that the aggregate consideration to all GPU stockholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU stockholder's share converted into FirstEnergy common stock would be exchanged for not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading date prior to the merger closing.

The merger has been approved by the Boards of Directors and stockholders of GPU, Inc. and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the merger (including the receipt of all necessary regulatory approvals, provided that such approvals will not impose terms and conditions that would reasonably be expected to result in a "material adverse effect," as defined in the merger agreement, on the combined company, and there being no "material adverse effect" on either GPU or FirstEnergy since June 30, 2000 or March 31, 2000, respectively), are fulfilled or waived. Relevant factors would include the nature of any order issued by the regulatory authorities, the financial and business conditions of each company, and whether, and the extent by which, any developments relate to general economic conditions. In testimony

before the PaPUC, FirstEnergy stated that FirstEnergy will carefully review the PaPUC's action with respect to GPU's requested PLR relief on the financial condition of GPU to determine whether the consequences would have a "material adverse effect" on GPU or the combined company. The receipt of all necessary regulatory approvals is expected to take approximately nine to twelve months from the date of the merger agreement. There can be no assurance as to the outcome of these matters.

COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

Stranded Costs and Regulatory Restructuring Orders:

With the transition to a competitive marketplace for generation service in New Jersey and Pennsylvania, certain generation-related costs, which generally would be recoverable in a regulated environment, may no longer be recoverable. These costs are generally referred to as stranded costs.

In 1999, the NJBPU issued a Summary Order with respect to JCP&L's rate unbundling, stranded cost and restructuring filings. JCP&L is awaiting a final NJBPU order. The Summary Order provides for, among other things, full recovery of what otherwise would have become stranded costs, as well as customer choice of electric generation supplier beginning August 1, 1999 and rate reductions for all consumers. In addition, the NJBPU issued separate Orders approving the sales of JCP&L's generating assets; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to the generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In 1998, the PaPUC issued amended Restructuring Orders approving Settlement Agreements entered into by Met-Ed and Penelec which, among other things, provide for customer choice of electric generation supplier beginning January 1, 1999 and a one-year (1999) reduction in retail distribution rates for all consumers. The Orders also provide for recovery of a substantial portion of what otherwise would have become stranded costs, subject to Phase II proceedings following the completion of Met-Ed's and Penelec's generating asset divestitures, to make a final determination of the extent of that stranded cost recovery. In 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC supporting their actual net divestiture proceeds and providing a reconciliation of stranded costs pursuant to the 1998 Restructuring Orders.

On December 20, 2000, the PaPUC issued a Phase II Order which disallows $28 million (Met-Ed $16 million; Penelec $12 million) of the requested $304 million (Met-Ed $226 million; Penelec $78 million) of additional stranded costs above those amounts granted in the 1998 Orders. Met-Ed and Penelec had anticipated a disallowance of a portion of stranded costs, and established a $25 million pre-tax (Met-Ed $19 million; Penelec $6 million) reserve in 1999. In addition, as a result of the Phase II Order, Met-Ed and Penelec recognized pre-tax income of $66 million (Met-Ed $45 million; Penelec $21 million) due primarily to pension curtailment gains associated with employees terminated as a result of the sale of generating facilities in 1999, and the reversal of certain liabilities and changes in estimates and assumptions related to Met-Ed's leasehold interest in the Merrill Creek Reservoir project. The Phase II Order also deferred a decision on Met-Ed's requested increase in rates, beginning in 2006, for recovery of Met-Ed's generation-related stranded costs. In addition, the Order requires Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

Supply of Electricity:

As a result of the NJBPU's and the PaPUC's Restructuring Orders, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially exited the generation business and will have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases, there will be increased risks associated with supplying that electricity. JCP&L is permitted to defer for future recovery the amount by which its reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers exceed amounts currently reflected in its rates for basic generation service. Met-Ed and Penelec, however, are unable to recover energy costs in excess of their established rate caps, which are in effect for varying periods.

During 2000, market prices at which Met-Ed and Penelec were required to purchase electricity for their retail supply customers at times substantially exceeded the amounts Met-Ed and Penelec were allowed to charge for that electricity under their capped generation rates. This situation has resulted in a substantial loss of earnings for Met-Ed and Penelec in 2000, especially during the peak Summer months, and this condition is expected to continue so long as wholesale energy prices remain high, and Met-Ed and Penelec are not granted regulatory relief.

Given this situation, on November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking permission to defer for future recovery their energy costs in excess of established generation rate caps. Various parties to the proceeding filed motions to dismiss the petition. On January 19, 2001, Met-Ed and Penelec made a further request that they be permitted to implement their proposed deferral mechanism pending the PaPUC's final action on their petition. On January 24, 2001, the PaPUC denied, without prejudice, the motions to dismiss Met-Ed's and Penelec's petition and recommended that the companies provide support for a rate cap exception based on the criteria in the Customer Choice and Competition Act. In addition, the PaPUC consolidated the petition with the GPU/FirstEnergy merger proceeding for consideration and resolution in accord with the merger procedural schedule, which establishes a May 2001 date for a PaPUC order in both cases. In February 2001, Met-Ed and Penelec filed a supplement to their petition and supporting testimony which they believe establish that the PaPUC should grant them exceptions to their rate caps. In addition, Met-Ed and Penelec stated that as an alternative to the deferral mechanism they previously proposed, the circumstances would warrant an immediate increase in their present rate caps. There can be no assurance regarding the degree, if any, to which Met-Ed and Penelec may be able to recover their costs to supply electricity in excess of amounts currently reflected in their capped rates.

Generation Agreements:

The evolving competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years), with any residual needs then being purchased from the short-term market (one hour to one month).

The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy through 2004. Payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call-out arrangements, are estimated to be $1.2 billion in 2001, $265 million in 2002, $92 million in 2003 and $5 million in 2004.

Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies were required to enter into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 20 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The following table shows actual payments from 1998 through 2000, and estimated payments thereafter through 2005:

Payments Under NUG Agreements
(in millions)

	Total	JCP&L	Met-Ed	Penelec
1998	$788	$403	$174	$211
1999	774	388	167	219
2000	734	364	153	217
2001	775	438	145	192
2002	804	466	148	190
2003	813	465	153	195
2004	816	458	157	201
2005	798	443	160	195

The NJBPU Summary Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs); and the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. At December 31, 2000, the GPU Energy companies have recorded, on a present value basis, a total estimated liability of $3.3 billion (JCP&L $1.7 billion; Met-Ed $0.7 billion; Penelec $0.9 billion) on the Consolidated Balance Sheet for above-market NUG costs which is offset by corresponding regulatory assets. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements. There can be no assurance as to the extent to which these efforts will be successful.

In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the MTC, but has not altered the interim nature of such recovery, pending a final decision by the NJBPU. There can be no assurance as to the outcome of this matter.

ACCOUNTING MATTERS

JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101," with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continues to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the December 31, 2000 and December 31, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

(in thousands)

GPU, Inc. and Subsidiaries	2000	1999
Market transition charge (MTC) / basic generation service	$2,732,926	$2,397,071
Competitive transition charge (CTC)	1,680,484	1,709,258
Income taxes recoverable through future rates, net	263,942	280,268
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Three Mile Island Unit 2 (TMI-2) decommissioning costs	60,362	100,794
Above-market deferred NUG costs	(178,573)	(252,348)
Other, net	21,717	67,420
Total regulatory assets, net	$5,033,004	$4,716,246

JCP&L	(in thousands) 2000	1999
MTC / basic generation service	$2,732,926	$2,397,071
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Total regulatory assets, net	$3,185,072	$2,810,854

Met-Ed	(in thousands) 2000	1999
CTC	$1,048,211	$ 999,623
Income taxes recoverable through future rates, net	114,543	115,713
TMI-2 decommissioning costs	27,610	65,455
Above-market NUG deferral costs	8,485	545
Other, net	29,132	51,529
Total regulatory assets, net	$1,227,981	$1,232,865

Penelec	(in thousands) 2000	1999
CTC	$ 632,273	$ 709,635
Income taxes recoverable through future rates, net	149,399	164,555
TMI-2 decommissioning costs	32,752	35,339
Above-market NUG deferral costs	(187,058)	(252,893)
Other, net	(7,415)	15,891
Total regulatory assets, net	$ 619,951	$ 672,527

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133" (collectively, FAS 133), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FAS 133 (as amended) provides an exemption for certain contracts that qualify as normal purchases and

sales. To qualify for this exclusion, certain criteria must be me , including that it must be probable that the contract will result in physical delivery. GPU adopted FAS 133 on January 1, 2001.

GPU's use of derivative instruments is intended to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies. GPU does not intend to hold or issue derivative instruments for trading purposes. GPU enters into fixed-price contracts for future purchases of electricity and natural gas with individual counterparties or through traded exchanges. The majority of these commodity contracts entered into by GPU are considered "normal purchases," as defined by FAS 133, and, therefore, are excluded from the statement's scope. Commodity contracts accounted for as derivatives under FAS 133 are designated as cash flow hedges of the underlying commodity purchases, to the extent they qualify for such treatment. FAS 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of Other Comprehensive Income, net of tax. GPU also enters into third party energy option contracts. These derivative instruments are accounted for as cash flow hedges of the underlying commodity purchases, to the extent they are effective hedges. Upon adoption of this statement at January 1, 2001, the impact of FAS 133 as it relates to forward, futures and option contracts was immaterial to GPU's earnings or financial position.

To hedge against high transmission rates along certain routes during periods of high congestion, GPU enters into fixed transmission rights (FTRs) agreements. Upon adoption of FAS 133 at January 1, 2001, the impact of this statement as it relates to FTRs was immaterial to GPU's earnings or financial position.

GPU uses various types of interest rate swaps to convert floating-rate loans to fixed rates. These instruments are accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of this statement on January 1, 2001, derivative liabilities of approximately $7 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $4.5 million) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, of $5 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $2.5 million) to Accumulated other comprehensive income and a $2 million (GPU Electric) charge to income.

GPU uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings. These instruments will be accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of FAS 133 on January 1, 2001, derivative assets of approximately $54 million (GPU Power UK) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, to Accumulated other comprehensive income.

NUCLEAR FACILITIES

Investments:

In December 1999, the GPU Energy companies sold TMI-1 to AmerGen for approximately $100 million. In August 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sales, AmerGen has assumed full responsibility for decommissioning the plants, and the GPU Energy companies have transferred $320 million and $430 million of TMI-1 and Oyster Creek decommissioning trust funds, respectively, to AmerGen. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%, respectively. JCP&L's net investment in TMI-2 as of December 31, 2000 and December 31, 1999 was $55 million and $61 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed's and Penelec's

remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:

As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions for review filed by GPU, Inc., the GPU Energy companies and the plaintiffs.

In September 2000, the defendants filed a Motion for Summary Judgment in the District Court. Meanwhile, the plaintiffs have taken an interlocutory appeal to the Third Circuit seeking review of the District Court's determination that the remaining plaintiffs should be allowed to advance causation theories based only on the admissible evidence of record at the close of discovery in the case.

Oral arguments on the plaintiffs' appeal were held in January, 2001. There can be no assurance as to the outcome of this litigation.

GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.

NUCLEAR PLANT RETIREMENT COSTS

Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

In 1995, a consultant performed a site-specific study of TMI-2 that considered various decommissioning methods and estimated the cost of decommissioning the radiological portion and the cost of removal of the nonradiological portion of the plant, using the prompt removal/dismantlement method. Management has reviewed the methodology and assumptions used in this study, is in agreement with them, and believes the results are reasonable. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The retirement cost estimate under the 1995 site-specific study, assuming decommissioning of TMI-2 in 2014, is $450 million for radiological decommissioning and $36 million for non-radiological removal costs (net of $12.6 million spent as of December 31, 2000)(in 2000 dollars).

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring TMI-2 may be different from the cost estimate contained in this site-specific study. Also, the cost estimate contained in this site-specific study is significantly greater than the decommissioning funding targets established by the NRC.

The estimated liability for future TMI-2 retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of December 31, 2000 and December 31, 1999 is $515 million (JCP&L $129 million; Met-Ed $257 million; Penelec $129 million) and $497 million (JCP&L $124 million; Met-Ed $249 million; Penelec $124 million), respectively. This liability is based upon the 1995 site-specific study estimate (in 2000 and 1999 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) and $27 million (JCP&L $7 million; Met-Ed $13 million; Penelec $7 million) as of December 31, 2000 and December 31, 1999, respectively, as a result of TMI-2 entering long-term monitored storage in 1993.

Offsetting the $515 million liability as of December 31, 2000 is $127 million (JCP&L $15 million; Met-Ed $93 million; Penelec $19 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheet, and $374 million (JCP&L $115 million; Met-Ed $161 million; Penelec $98 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheet.

The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995

site-specific study estimate. In addition, JCP&L is recovering a portion of its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC; however, Penelec has recovered these costs through the divestiture of its generating assets. The 1996 Customer Choice Act also allows Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC for future recovery.

As of December 31, 2000, the accident-related portion of TMI-2 radiological decommissioning costs is estimated to be $80 million (JCP&L $20 million; Met-Ed $40 million; Penelec $20 million), which is based on the 1995 site-specific study (in 2000 dollars). In connection with rate case resolutions, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts for their respective shares of the accident-related portion of the decommissioning liability in amounts of $15 million, $40 million and $20 million, respectively. These contributions were not recoverable from customers and were expensed in 1990, in the case of JCP&L, and in 1991 for Met-Ed and Penelec.

The GPU Energy companies intend to seek recovery for any increases in TMI-2 retirement costs, but recognize that recovery cannot be assured.

Prior to September 2000, increases in the accident-related portion of Met-Ed's and Penelec's TMI-2 decommissioning liability were charged to expense, in amounts totaling $23.2 million (Met-Ed $15.4 million; Penelec $7.8 million) through August 2000. Likewise, through August 2000, earnings on Met-Ed's and Penelec's contributions to external trusts, in amounts totaling $34.9 million (Met-Ed $23.3 million; Penelec $11.6 million), were taken to income, and the related unrealized gains and losses were accrued to Accumulated other comprehensive income on the Consolidated Balance Sheet.

During the course of ongoing regulatory proceedings in Pennsylvania, Met-Ed and Penelec determined, in the third quarter 2000, that a portion of their regulatory assets for TMI-2 decommissioning previously regarded as probable of recovery in rates, are now no longer deemed probable of recovery. As a result, in the third quarter 2000, Met-Ed and Penelec charged to income $11.7 million (Met-Ed $7.9 million; Penelec $3.8 million) pre-tax for the write-down of their respective regulatory assets for TMI-2 decommissioning, representing the net realized gain they previously recorded on the accident-related portion of the TMI-2 decommissioning trust. Furthermore, the unrealized gains or losses associated with the accident-related portion of the TMI-2 decommissioning trust (previously recorded in Accumulated other comprehensive income) were transferred to Regulatory assets, net on the Consolidated Balance Sheet, and will no longer be recorded in Accumulated other comprehensive income.

The GPU Energy companies own all of the common stock of the Saxton Nuclear Experimental Corporation, which owns a small demonstration nuclear reactor. Decommissioning of the plant is expected to be completed in 2002. In December 2000, based on new estimates to complete the decommissioning of the plant, the decommissioning liability was increased by $13 million, to $52 million (JCP&L $23 million; Met-Ed $17 million; Penelec $12 million) as of December 31, 2000. The GPU Energy companies do not believe this increase is probable of recovery, and have charged the entire amount to expense.

INSURANCE

GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy. There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured,

unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million.

The Price-Anderson Act limits an owner's liability to third parties resulting from a nuclear incident to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Although TMI-2 is exempt from retrospective premium assessments, the plant is still covered by the provisions of the Price-Anderson Act. In addition, the GPU Energy companies are subject to other retrospective premium assessments related to policies applicable to TMI-1 prior to its sale to AmerGen.

ENVIRONMENTAL MATTERS

As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 11 hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site).

JCP&L	MET-ED	PENELEC	GPUN	GPU, INC.	TOTAL
7	4	2	1	1	11

In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of December 31, 2000, a liability of approximately $6 million (JCP&L $2.2 million; Met-Ed $0.6 million; Penelec $0.2 million; other $3 million) was recorded for PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

In 1997, the EPA filed a complaint against GPU, Inc. in the US District Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization

proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity, was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. Chesapeake is currently performing the cleanup at the Site. According to the complaint, the EPA is seeking (1) enforcement of the Order against GPU; (2) recovery of its past response costs; (3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. The EPA has stated that it has incurred approximately $1.1 million of past response costs as of December 31, 2000. Chesapeake claims to have spent approximately $10 million in connection with remediation of the site. The EPA has more recently estimated the cost of ground water remediation to be on the order of $6 million. Consultants to Chesapeake have estimated the remaining remediation ground water costs to be approximately $12 million to $19 million. In accordance with its penalty policy, and in discussions with GPU, the EPA has demanded penalties calculated at a daily rate of $8,800, rather than the statutory maximum of $27,500 per day. As of December 31, 2000, if the statutory maximum were applied, the total amount of penalties would be approximately $44 million. GPU believes that it has meritorious defenses to the imposition of penalties, or that if a penalty is assessed, it should be at a lower daily rate. Chesapeake has also sued GPU, Inc. for contribution to the cleanup of the Dover Site. The US District Court for the District of Delaware has consolidated the case filed by Chesapeake with the case filed by the EPA and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

In August 2000, Rochester Gas & Electric Corporation (RG&E) filed suit against GPU, Inc. in the US District Court for the Western District of New York for the reimbursement of $5.2 million of costs and damages it has allegedly incurred, and a declaratory judgement with respect to future costs and damages, in connection with two former MGP sites and a third property where wastes from one of those sites were allegedly deposited. All of the properties are located in Rochester, New York. According to the complaint, RG&E was an indirect subsidiary of AGECO from May 1929 until January 1946, and a subsidiary of GPU, Inc. from January 1946 until October 1949, when it was divested by order of the SEC under the Public Utility Holding Company Act. There can be no assurance as to the outcome of this matter.

In connection with the 1999 sale of its Seward Generation Station to Sithe, Penelec has assumed up to $6 million of remediation costs associated with certain coal mine refuse piles which are the subject of an earlier consent decree with the Pennsylvania Department of Environmental Protection. Penelec received recovery of these remediation costs through a reduction of its liability to ratepayers, per the December 20, 2000 PaPUC Phase II Order.

JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of December 31, 2000, JCP&L has spent approximately $44.5 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $50.2 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. The cost to clean up these sites could be materially in excess of the $50.2 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

In 1997, the NJBPU approved JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs. As a result of the NJBPU's Summary Order, effective August 1, 1999, the recovery of these costs was transferred to the Societal Benefits Charge. As of December 31, 2000, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $51.6 million. JCP&L is continuing to pursue

reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relating to these MGP sites, and has settled with all but one of those carriers.

OTHER COMMITMENTS AND CONTINGENCIES

Class Action Litigation:

GPU Energy

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. Following these outages, the NJBPU initiated an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities. This investigation was essentially completed in May 2000, with the issuance of Phase I and Phase II reports and orders from the NJBPU. Both the Phase I and Phase II reports and orders contain, among other things, directions for JCP&L to undertake certain actions and report back to the NJBPU on the results. Additionally, the NJBPU Phase II order concluded that there is not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers.

Two class action lawsuits were commenced in New Jersey Superior Court in July 1999. These suits were subsequently consolidated into a single proceeding, and they seek compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. The GPU defendants named in these suits (i.e., GPU, Inc., JCP&L, GPUS and GPU Generation, Inc.) moved to dismiss or stay the litigation pending the NJBPU's exercise of its primary jurisdiction to investigate the causes of the outages. The trial court denied that motion, and also certified a plaintiff class consisting of JCP&L customers and their "dependents, tenants, employees and other intended beneficiaries of customers who suffered damages as a result" of the service interruptions.

In January 2000, the New Jersey Appellate Division granted the GPU defendants' motion for leave to take an interlocutory appeal of the trial court's decision on the issue of primary jurisdiction. On June 14, 2000, the Appellate Division affirmed the trial court but determined that the NJBPU's findings in the exercise of its "exclusive jurisdiction" could be "probative...but not determinative" of at least some of the issues in the litigation, and leaving it to the trial court to "decide in the first instance just what weight and validity to give the [NJBPU's] findings and conclusions."

In response to the GPU defendants' demand for a statement of damages, the plaintiffs have stated that they are seeking $700 million, subject to the results of pretrial discovery. JCP&L has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has stated that, while the substance of the plaintiffs' allegations is covered under the policy, it is reserving its rights concerning coverage as circumstances develop. In September 2000, JCP&L received from its primary insurance carrier the initial indemnification payment for certain expenses incurred by JCP&L relative to this action.

Discovery continues in the class action, and no trial date has been set. The GPU defendants filed a motion with the trial court seeking decertification of the class, and oral argument on the decertification was held in February 2001. There can be no assurance as to the outcome of these matters.

GPU Electric

As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant, and also assert claims under Australian fair trade practices law.

Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users, and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities (Buyers) that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have notified GPU GasNet that they have formed the preliminary view that GPU GasNet is not entitled to coverage under the liability policy. GPU GasNet believes that it is entitled to coverage, and discussions with the insurers are continuing. There can be no assurance as to the outcome of this matter.

Investments and Guarantees:

GPU, Inc.

GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and GPU Power. As of December 31, 2000, GPU, Inc.'s investments in GPU Electric and GPU Power were $881 million and $139 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $899 million and $21 million of GPU Electric and GPU Power outstanding obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

GPU Electric

In June 2000, GPU sold GPU PowerNet, its Australian electric transmission company, for A$2.1 billion (US $1.26 billion). For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

GPU Power UK has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which was originally scheduled to begin commercial operation in late 1998. In June 1999, certain Project lenders for the Uch Power Project issued notices of default to the Project sponsors (including GPU Power UK) for, among other things, failure

to pay principal and interest under various loan agreements. In November 1999, the Project sponsors and lenders reached an agreement under which repayment of the construction loan was extended, principal and interest payments deferred, and the sponsors agreed to fund the completion of the plant through the remaining equity contribution commitments. The plant commenced commercial operations in October 2000.

Uch has renegotiated several of the project agreements with the Government of Pakistan and its agencies, under which it agreed, among other things, to accept a reduction in the power purchase tariff averaging approximately 8% over the project term. The agreement includes options to extend the term of the project from 23 to 30 years.

GPU's investment in the Uch Power Project as of December 31, 2000 was approximately $37.9 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $3.1 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses," which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through December 31, 2000, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

GPU Power UK also owns an 18.75% interest in Humber Power Limited (Humber). At December 31, 2000, GPU Power UK's equity in the project, which is located in England, was approximately $28 million. A number of investors in the project (not including GPU Power UK) also have purchase power agreements with Humber, which provide for the servicing of the project's debt and a return on equity. The purchasers are claiming that such contracts, which provide for prices of power in excess of current market prices, will become unenforceable under a proposed new UK regulatory scheme. Humber and the purchasers have agreed to submit the matter to arbitration as provided by the contracts. If the contracts cannot be satisfactorily reformed, the prices at which Humber can sell its energy may not be sufficient to provide an equity return to the investors or ultimately to service Humber's debt. There can be no assurance as to the outcome of this matter.

As part of the 1999 sale of the GPU Power UK supply business and the purchase of the 50% of GPU Power UK that GPU did not already own, certain long-term purchase obligations under natural gas supply contracts were retained. Most of these contracts, which extend to September 2005, were at fixed prices in excess of the market price of gas, and a liability had been established for the estimated loss under such contracts. However, as a result of increasing gas prices during the second quarter of 2000, GPU Power UK was able to enter into matching forward sale contracts for the majority of the gas purchases, resulting in a reduction in the estimated liability and a pre-tax credit to income of $15.9 million. Other open gas contracts, which extend to 2002, require GPU Power UK to purchase or to sell gas at fixed prices. The estimated out-of-market position of all contracts at December 31, 2000 was $22 million; however, the remaining open positions included both sales and purchases, thereby reducing the remaining exposure to future price changes.

In an English court decision involving two unaffiliated utilities (National Grid and National Power), the court held that utilities improperly used a pension plan surplus in the UK Electricity Supply Pension Scheme to eliminate scheduled payments in respect of early retirement costs and employer contributions. The court found that, in the case of National Grid and National Power, procedures had not been strictly followed, and as such, a liability may now exist. At a subsequent hearing, the court refused to consider the validity or effectiveness of retrospective amendments to the plan. National Grid and National Power have appealed the court's decision to the House of Lords. Pending the outcome of the Appeal, the requirement for any payments has been stayed. The appeal in the House of Lords is expected to be heard in the first quarter of 2001. If a similar

complaint were to be made against GPU Power UK, GPU Power UK's potential liability is estimated to be a maximum of £63 million (US $94 million), exclusive of any applicable interest charges or penalties. The GPU Power UK section of the Electricity Supply Pension Scheme remains in substantial surplus and any payment to the plan that might ultimately prove to be necessary would be accounted for as an increase in pension assets, and would not have an immediate impact on income. However, any related penalties or interest (which could be assessed, though none are currently proposed) may adversely affect income. There can be no assurance as to the outcome of this matter.

Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $21 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.

GPU Power

On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica (CORELCA) and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC), a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank, the other project lenders, and the Government of Colombia, as well as the other partners in the TEBSA project. In addition, in January 2001 CORELCA advised GPU Power that it was conducting its own investigation of the matter. As of December 31, 2000, GPU Power has an investment of approximately $92 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $372 million at December 31, 2000, and, in addition, GPU, Inc. has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

With regard to the "Special Requirement" issued by DIAN, DIAN asserts that TEBSA should be liable for approximately $4.4 million consisting of $1.3 million in additional tax and $3.1 million in penalties and interest. TEBSA has filed both procedural and substantive objections to these assertions, the DIAN responded to these objections reiterating its previous position, and TEBSA, in turn, filed an appeal with the DIAN on June 2, 2000. A response is expected within one year.

In July 2000, the DIAN issued a "Special Requirement" on the 1997 income tax return of TEBSA challenging a tax exemption benefit under a Colombian income tax statute. The DIAN requested payment of approximately $1.2 million in additional tax, penalties and interest. On October 12, 2000, TEBSA filed a response with the DIAN stating arguments supporting its tax exemption benefit. There can be no assurance as to the outcome of these matters.

GPU Telcom

In March 2000, GPU, Inc. announced its participation in America's Fiber Network LLC

(AFN), of which GPU, Inc. anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU, Inc. anticipates investing cash, as well as existing and new fiber routes and electronic equipment, in AFN through GPU Telcom. As of December 31, 2000, GPU Telcom had invested $5.3 million in AFN.

In April 2000, GPU, Inc. announced the formation of Telergy Mid-Atlantic (TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunications services and marketing expertise with utilities' existing fiber networks and natural positioning in serving retail markets. As of December 31, 2000 GPU Telcom had acquired $20 million of Telergy, Inc. convertible preferred securities.

Other:

JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its December 31, 2000 book value of $21 million. Negotiations to resolve this dispute are continuing; however, there can be no assurance as to the outcome of this matter.

In March 1999, Penelec and New York State Electric & Gas Corporation (NYSEG) each sold their 50% undivided ownership interests in the Homer City Station to a subsidiary of Edison Mission Energy (EME) for a total of $1.9 billion. In connection with the sale, Penelec and NYSEG indemnified the buyer with respect to certain contingent liabilities, including costs or expenses which the EPA might impose for failure to comply with New Source Performance Standards, Prevention of Significant Deterioration and New Source Review regulations under the Clean Air Act prior to the date of the sale. In 1998, the EPA had conducted inspections at Homer City with regard to the plant's compliance with these regulations. On October 30, 2000, EME notified Penelec and NYSEG that the EPA had concluded that these regulations applied to Homer City prior to the sale to EME and that Homer City was operating in violation of these Clean Air Act regulations. If it is ultimately determined that these regulations were applicable to Homer City, the EPA could assess substantial monetary penalties and require capital modifications to the plant, the costs of which would be material. To the extent Penelec and NYSEG are obligated to indemnify EME for any of these costs, they would each be severally liable for a 50% share. There can be no assurance as to the outcome of this matter.

Concurrent with GPU's July 1999 acquisition of the 50% of GPU Power UK which it did not already own, GPU began to evaluate existing restructuring plans and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. As of December 31, 1999, GPU had identified and approved a cost reduction plan. At the acquisition date, GPU Power UK had recorded a liability of $28.6 million related to previous cost reduction plans. GPU retained $25.7 million of this liability, related to contractual termination and other severance benefits for 276 employees identified in a 1999 business process reengineering project. GPU identified an additional 355 employees (234 in Engineering Services, 38 in Metering, 21 in Network Services and 62 from other specific functions) to be terminated as part of the plan and recorded an additional liability of $39.3 million. A net charge of $18.2 million for GPU's 50% share of these adjustments was included in expense in 1999 and the other 50% was recorded in Goodwill as a purchase accounting adjustment.

In 2000, a change in the investment return assumptions, due to better than expected

investment performance, resulted in a reduction of approximately $6.9 million, to $22.6 million, in the estimated liability for the remaining 459 employees. Consequently, goodwill was credited for $3.4 million (50% of the change in estimate) and $3.5 million was credited to income. During 2000, $16.9 million was paid to 399 employees. The remaining severance liability of $4.5 million at December 31, 2000 reflects the above transactions as well as currency translation adjustments and the impact of seven employees who were retained, and is included in Other current liabilities on the Consolidated Balance Sheet. Management expects the remaining employees to leave by June 30, 2001.

GPU AR has entered into contracts to supply electricity to retail customers through June 2001. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $10.6 million as of December 31, 2000. GPU, Inc. has guaranteed these payments, as well as certain other obligations, up to a maximum of $19 million.

In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah.

At December 31, 2000, GPU has recorded a liability of $210 million owed to the Nuclear Waste Fund, related to spent nuclear fuel generated prior to the sales of TMI-1 and Oyster Creek to AmerGen. AmerGen has assumed all liability for disposal costs related to spent nuclear fuel generated following its purchase of the plants.

On July 26, 2000, GPUN filed suit in the United States Court of Claims seeking to recover damages as a result of the DOE's failure to commence disposal of GPUN's spent nuclear fuel on January 31, 1998, as required by the terms of the Standard Contract between GPUN and DOE. The complaint seeks damages from the Government in an amount to be determined at trial. GPUN has alleged that it is entitled to damages attributable to operations at both TMI-1 and Oyster Creek. The Government has not yet answered the complaint. There can be no assurance as to the outcome of this matter.

GPU, Inc. and consolidated affiliates have approximately 14,100 employees worldwide, of whom 10,000 are employed in the US, 3,600 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (4,880) and MYR (4,831), of which approximately 2,900 and 4,000, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 2,300 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. The JCP&L, Met-Ed and Penelec collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2002, May 1, 2003 and May 14, 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

In January 2001, the GPU Energy companies announced that they were offering Voluntary Enhanced Retirement Programs (VERP) to certain bargaining unit employees in Pennsylvania. Approximately 240 employees (Met-Ed 130 employees; Penelec 110 employees) are eligible for the VERP. If all of the eligible employees accept the offer, a pre-tax charge of approximately $23 million (Met-Ed $12 million; Penelec $11 million) would be recorded in 2001 earnings for the cost of pension and other postretirement benefits, exclusive of any severance benefits that would be paid to those employees.

During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

BLANK PAGE

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,791,578,546	1,791,578,546
4	Property Under Capital Leases	2,153,683	2,153,683
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,793,732,229	1,793,732,229
9	Leased to Others		
10	Held for Future Use	511,322	511,322
11	Construction Work in Progress	25,895,185	25,895,185
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,820,138,736	1,820,138,736
14	Accum Prov for Depr, Amort, & Depl	588,376,505	588,376,505
15	Net Utility Plant (13 less 14)	1,231,762,231	1,231,762,231
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	588,376,505	588,376,505
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	588,376,505	588,376,505
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	588,376,505	588,376,505

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
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					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	34,665	
3	(302) Franchises and Consents	306,717	
4	(303) Miscellaneous Intangible Plant	20,049,047	849,490
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	20,390,429	849,490
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	248	
18	(321) Structures and Improvements	-1	
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment	15,065	
22	(325) Misc. Power Plant Equipment	1	
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	15,313	
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			34,665		2
			306,717		3
			20,898,537		4
			21,239,919		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
	-248				17
	1				18
					19
					20
	-15,065				21
	-1				22
	-15,313				23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	15,313	
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	11,937,579	
45	(352) Structures and Improvements	5,330,659	7,588
46	(353) Station Equipment	82,650,440	4,103,038
47	(354) Towers and Fixtures	25,719,186	
48	(355) Poles and Fixtures	49,873,312	591,517
49	(356) Overhead Conductors and Devices	96,968,115	365,576
50	(357) Underground Conduit	4,272	
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails	7,112	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	272,490,675	5,067,719
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	18,531,457	167
56	(361) Structures and Improvements	10,858,890	58,807
57	(362) Station Equipment	151,412,138	2,003,328
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	287,746,883	15,458,681
60	(365) Overhead Conductors and Devices	341,332,603	17,574,519
61	(366) Underground Conduit	28,636,007	1,256,371
62	(367) Underground Conductors and Devices	92,085,728	3,376,535
63	(368) Line Transformers	171,256,689	10,977,750
64	(369) Services	78,710,908	4,014,696
65	(370) Meters	49,592,489	5,579,016
66	(371) Installations on Customer Premises	28,801,063	224,755
67	(372) Leased Property on Customer Premises	216,257	
68	(373) Street Lighting and Signal Systems	22,618,370	1,474,223
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,281,799,482	61,998,848
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,409,537	
72	(390) Structures and Improvements	45,459,436	813,570
73	(391) Office Furniture and Equipment	22,366,085	2,247,740
74	(392) Transportation Equipment	4,466,692	-4,050
75	(393) Stores Equipment	1,670,573	-5,317
76	(394) Tools, Shop and Garage Equipment	10,306,041	672,652
77	(395) Laboratory Equipment	7,427,695	1,879
78	(396) Power Operated Equipment	4,472,780	318,020
79	(397) Communication Equipment	55,624,351	273,686
80	(398) Miscellaneous Equipment	4,471,722	-22,923
81	SUBTOTAL (Enter Total of lines 71 thru 80)	157,674,912	4,295,257
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	157,674,912	4,295,257
84	TOTAL (Accounts 101 and 106)	1,732,370,811	72,211,314
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,732,370,811	72,211,314

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
	-15,313				42
					43
4,949	-1	16,229	11,948,858		44
1,535		14,938	5,351,650		45
616,642	-19,136	-259,851	85,857,849		46
			25,719,186		47
		-11,357	50,453,472		48
	2	-5,433	97,328,260		49
			4,272		50
					51
			7,112		52
623,126	-19,135	-245,474	276,670,659		53
					54
4,323	-553,454	-20	17,973,827		55
7,105		294,535	11,205,127		56
671,760	526,500	-23,559	153,246,647		57
					58
1,752,535		11,357	301,464,386		59
1,714,473	-1,767	-31,603	357,159,279		60
90,834	21		29,801,565		61
336,698		1,441	95,127,006		62
2,111,631			180,122,808		63
349,772			82,375,832		64
1,952,846	15,064		53,233,723		65
			29,025,818		66
			216,257		67
278,955			23,813,638		68
9,270,932	-13,636	252,151	1,334,765,913		69
					70
			1,409,537		71
381,411	-1		45,891,594		72
2,427,400			22,186,425		73
	249		4,462,891		74
47,472			1,617,784		75
132,990		1,374	10,847,077		76
21,234			7,408,340		77
3,157			4,787,643		78
27,828	47,834	8,177	55,926,220		79
84,255			4,364,544		80
3,125,747	48,082	9,551	158,902,055		81
					82
3,125,747	48,082	9,551	158,902,055		83
13,019,805	-2	16,228	1,791,578,546		84
					85
					86
					87
13,019,805	-2	16,228	1,791,578,546		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Orginal (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Land - Corridor from Coho to			
4	Erie West Sub	05/31/76	12/31/01	371,193
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	Land (4 Parcels)			74,968
24	Rights-of-Way (5 Items)			65,161
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			511,322

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	PN-000023 PURCH & INSTALL 10MVA XFMR ATHENS	106,812
2	PN-000087 REPLACE METAL CLAD GEAR CENTRAL ERIE SUB	766,578
3	PN-000122 COLLINSVILLE SUB RE MANU	126,451
4	PN-000153 RELC FAC HWAY SR0322	112,175
5	PN-000169 MOBILE XFMR & SUB	431,520
6	PN-000189 ERIE AREA 115KV SYSTEM REINFORCEMENT	528,745
7	PN-000408 KNOWLEDGE PARK PHASE II UG HARBORCREEK	156,862
8	PN-000410 DUBOIS SUB REPLACE RTU W/ PLC	116,488
9	PN-000459 AEC2000 - RCB LINE REHAB 23KV	174,848
10	PN-000462 JOHNSTOWN NETWORK VAULTS REHAB	554,840
11	PN-000490 TMM LINE REC'D MORGAN ST - TURNER ST	179,345
12	PN-000573 WHISPERING WOODS SUB & OH LINE EXT	648,752
13	PN-000628 HARBOR RIDGE SUBDIVISION PH 1 INST UG	105,526
14	PN-000629 RP XFMRS MILL RD / DIVISION ST / GLENWOOD	785,340
15	PN-000631 RP XFMR & UPGRADE 12.47KV @ TOWNLINE SUB	696,323
16	PN-000645 AEC2000 VAL MET REHAB KRA TO METAL REC	210,926
17	PN-000646 AEC2000 RKB LINE REBUILD 23KV	117,762
18	PN-00648 AEC2000 ADA MCC RECOND KRB-172 TO MCCREA	193,592
19	PN-000668 AEC2000 NOR OIL REHAB 5.2 MI 34.5KV RT LINE	133,561
20	PN-000676 WP99 DX POLE INSP PROGRAM ZN1	1,067,858
21	PN-000677 WP99 DX POLE INSP PROGRAM ZN2 IBEW	548,937
22	PN-000678 WP99 DX POLE INSP PROGRAM ZN2 UWUA	641,936
23	PN-000679 WP99 DX POLE INSP PROGRAM ZN3 PN	166,184
24	PN-000684 AEC2000 SOU CLY REHAB SCL LINE	101,901
25	PN-000701 WAL MART STORE UPGRADE @ MANSFIELD	105,452
26	PN-000713 RT 15 RELOC SR 6015-D52 MANSFIELD	306,458
27	PN-000835 SWPA PURCH TWO SPARE 46-12KV XFMRS	100,240
28	PN-000910 WARREN SO SUB PUR/RP 115KV XFMR	229,565
29	PN-000945 NWPA PURCH SPARE 50MVA 115-34.5 XFMR	210,754
30	PN-000946 GREEN GARDEN -2ND 50 MVA XFMR	211,089
31	PN-000011 ERIE RENOVATIONS	181,443
32	PN-000059 RICHLAND RE-ROOFING PROJECT	188,041
33	PN-000159 LAUREL REGION RPLCE RTUS	823,222
34	PN-000163 PA TRUNKED RADIO SYSTEM	118,342
35	PN-000164 PUR & INST GENESYS CTI 3	185,129
36	PN-000190 RAPID SERVICE RESPONSE - PENELEC	766,034
37	PN-00191 GIS MIGRATION/FIELD DESIGN - PENELEC	241,745
38	PN-000290 SHIPPENSBURG POLE YARD RELOCATION	116,270
39	PN-000586 LEWISTOWN STORAGE FACILITY	108,899
40	PN-000587 HUNTINGDON NEW STORAGE BUILDING	157,495
41	PN-000775 POWERON ENHANCEMENT - PENELEC	100,300
42	PN-000796 JOHNSTOWN REPAIR SHOP AST PROJECT	188,566
43	TOTAL	25,895,185

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	PN-001023 VOICE NETWORK SYSTEM UPGRADE PA WEST	307,742
2	PN-000792 BUSINESS SOULTIONS PROJECT	2,096,034
3	PN-000868 UTILITY CONSORTIUM HARDWARE/SOFTWARE	392,298
4	PN-000006 WARREN INST 35 MVAC 115 CA	131,841
5	PN-000132 TOWER HILL TO WARD 115KV	268,858
6	PN-000229 PN-TX LINE & POLE INSP/CORR/REPL 1999	2,761,271
7	PN-000317 LEWISTOWN - RELOCATION OF 4 230KV LINES	433,894
8	PN-000644 LEWISTOWN ADD 224MVA XFMR-UPGRADE 1K2K	614,619
9	PN-000765 AERIAL PATROL - LOCAL ZN2 SW UWUA	810,892
10	PN-000781 SHAWVILLE SUB REPL 5 230KV BREAKERS	769,061
11	PN-000786 KENNERDELL PROJECT HANDSOME LAKE	1,847,837
12	PN-001028 SEWARD LINE RELOCATION - RELIANT ENERGY	-220,000
13		
14		
15	MINOR PROJECTS WITH BALANCES END OF YEAR $1000,000 OR LESS	2,668,532
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	25,895,185

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	MATERIALS AND SERVICES	724,580
2		
3	CONSTRUCTION INDIRECTS	21,175,018
4		
5	ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION	741,815
6		
7	OUTSIDE PROFESSIONAL SERVICES	4,773,156
8		
9	RECONCILIATION TO INCOME STATEMENT	
10	ACCOUNT 419.1	
11	ACCOUNT 432.1 741,815	
12		
13	TOTAL 741,815	
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	27,414,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

MATERIALS & SERVICES: Expenditures for services and expenses of materials management, purchasing and stores personnel, exempt materials, small tools and work equipment. Charged to construction based on the related cost of materials charged to construction work orders.

CONSTRUCTION INDIRECTS: Costs which pertain to construction work but which are impractical for direct-charging to construction work orders. Construction Indirects include the GPU Service Company labor and benefit costs of designers, engineers, and project management personnel plus the construction portion of facility, telecommunications, and general liability insurance. This overhead is added by means of a percentage applied to a work order's direct labor and contractor costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION: Cost of money charged directly to construction. The AFUDC rate is applied to individual construction work orders totaling $1.00 or more which have been under construction for 30 days or more except for purchases of automotive and certain general plant equipment for which no AFUDC is charged. The accrual rate is applied to the cumulative monthly construction work order balances, including previously accrued AFUDC compounded semi-annually.

OUTSIDE PROFESSIONAL SERVICES: Expenditures for services and expenses of engineers, management and supervisory personnel. All expenses are directly charged to construction.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 75,827,603		
2	Short-term Interest			s 6.76
3	Long-Term Debt	D 526,432,102	53.30	d 6.40
4	Preferred Stock	P		p
5	Common Equity	C 461,182,233	46.70	c 12.70
6	Total Capitalization	987,614,335	100.00 100%	
7	Average Construction Work in Progress Balance	W 33,017,091		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1-\frac{S}{W}\right)$ 6.76

3. Rate for Other Funds $\left[1-\frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right)+c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 6.76
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	552,449,183	552,449,183		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	45,192,630	45,192,630		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	45,192,630	45,192,630		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	11,541,918	11,541,918		
12	Cost of Removal	160,000	160,000		
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	11,701,918	11,701,918		
15	Other Debit or Cr. Items (Describe):	2,436,610	2,436,610		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	588,376,505	588,376,505		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	-160,000	-160,000		
23	Transmission	140,527,561	140,527,561		
24	Distribution	390,927,261	390,927,261		
25	General	57,081,683	57,081,683		
26	TOTAL (Enter Total of lines 18 thru 25)	588,376,505	588,376,505		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Project Enterprise	$1,336,227
FMIS	1,099,029
Risk Management	1,354

	$2,436,610

Schedule Page: 219 Line No.: 22 Column: c

Prior year Adjustment for Ninevah Sale in 1999

BLANK PAGE

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Year of Transfer			
2				
3	1938			
4	Land, various locations	374	-44	330
5				
6	1950			
7	Land, 8.59 Acres, City Line, Franklin	1,800		1,800
8				
9	1953			
10	Land, 4.252 Acres, various locations	1,370		1,370
11				
12	1954			
13	Building, Deep Creek Hydro Station	272		272
14				
15	1961			
16	Land Rights, various locations	36		36
17				
18	1970			
19	Land and Land Rights, various locations	6,068		6,068
20				
21	1974			
22	Land, Indiana County	729		729
23				
24	1978			
25	Land, 149.82 Acres, and improvements, Saxton Site	33,567		33,567
26				
27	1979			
28	Land, .516 Acres, Oil Creek Township	2,236		2,236
29				
30	1980			
31	Saxton Site, grading soil cover, drainage, mulching	49,584		49,584
32				
33	Minor Item Previously Devoted to Public Service			
34	Minor Items-Other Nonutility Property			
35				
36	1984			
37	Land and Land Rights, various locations	1,345		1,345
38				
39	1987			
40	Land, 1,364.597 Acres, various locations	558		558
41				
42	1988			
43	Land and Land Rights, various locations	1	1	2
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	2,674,427	-2,070,273	604,154

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Land, .3525 Acres, various locations	405		405
2				
3	1992			
4	Land, Land Rights and improvements, various locations	419,882		419,882
5				
6	1993			
7	Land, various locations			
8				
9	1994			
10	Land, various locations	18,837		18,837
11				
12	1995			
13	Land, 50ft. x 60ft., Reynoldsville Boro			
14	Jefferson County	171		171
15				
16	1996			
17	Land - Brockway Storeroom and Garage			
18	Brockway Storeroom and Garage	19,051		19,051
19	Land - Clymer Sub-District Office	1,135		1,135
20	Clymer Sub-District Office	46,776		46,776
21	Land - Snowshoe Sub-District Office			
22	Snowshoe Sub-District Office	32,117	-32,117	
23				
24	1999			
25	Land - Deep Creek	2,038,113	-2,038,113	
26				
27	Minor Item Previously Devoted to Public Service			
28	Minor Items-Other Nonutility Property			
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	2,674,427	-2,070,273	604,154

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1				
2	Nineveh Water Company:			
3	Common Stock			500
4	Capital Contributions			617,500
5	Equity in Subsidiary Company Earnings			-353,009
6	Subtotal			264,991
7				
8				
9	Waverly Electric Light & Power Company:			
10	Common Stock			15,000
11	Subtotal			15,000
12				
13				
14	Penelec Preferred Capital II, Inc.:			
15	Common Stock			1,000
16	Capital contributions			3,093,800
17	Equity in earnings of subsidiary			35,985
18	Subtotal			3,130,785
19				
20	Penelec Preferred Capital, Inc.			
21	Common Stock			1,000
22	Capital Contributions			10,824,743
23	Equity in Subsidiary Company Earnings			40,202
24	Subtotal			10,865,945
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 3,727,800		TOTAL	14,276,721

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		500		3
		617,500		4
944,570		591,561		5
944,570		1,209,561		6
				7
				8
				9
		15,000		10
		15,000		11
				12
				13
				14
		1,000		15
		3,093,800		16
56,828	227,012	-134,199		17
56,828	227,012	2,960,601		18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
1,001,398	227,012	4,185,162		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2001 No. (d)	2001 Amt. (e)
1	Balance-Beginning of Year	4,373.00	45,199		
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:	-4,373.00	-45,199		
9					
10					
11					
12					
13					
14					
15	Total	-4,373.00	-45,199		
16					
17	Relinquished During Year:				
18	Charges to Account 509				
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23					
24					
25					
26					
27					
28	Total				
29	Balance-End of Year				
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year				
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales				
40	Balance-End of Year				
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)				
45	Gains				
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line No.
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	
						4,373.00	45,199	1
[redacted]								2 3
								4
								5
[redacted]								6 7
						-4,373.00	-45,199	8
								9
								10
								11
								12
								13
								14
						-4,373.00	-45,199	15
[redacted]								16 17
								18
[redacted]								19
								20
[redacted]								21
								22
								23
								24
								25
								26
								27
								28
								29
[redacted]								30 31
								32
								33
								34
								35
[redacted]								
								36
								37
								38
								39
								40
[redacted]								41 42
								43
								44
								45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor item- (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	FAS 109 Deferred Income Taxes	11,963,929	various	23,593,156	158,661,469
2	TMI 2 Decommissioning	3,504,844	various	6,008,733	32,751,906
3	Minor Items	5,800,825	various	36,475,006	
4	CTC Generation Reg Assets	121,440,794	various	176,640,794	
5	CTC-Operating NUG's	158,957,592	various	38,782,476	962,430,795
6	CTC TMI 1 Investment		various	105,480,000	
7	CTC TMI 2 Decommissining		various	49,460,000	
8	Contra CTC TMI-2 Decommissining	49,500,000			
9	CTC TMI 1 Decommissioning	41,744,957	various	60,044,957	
10	CTCCogentrix Buyout		various	26,090,000	
11	CTC Fossil/Hydro	900,170,000			
12	CTC NUG Buyouts			34,810,582	
13	Contra CTC Phase 2	6,250,000			
14	CTC Rec.-FirstMiss Curtailment Credit Buyout	5,000,000	407.4	1,400,000	3,600,000
15	CTC NUG Deferrals		various	36,071,400	
16	CTC-Employee Transition Costs	9,093,237			9,093,237
17	Phase 2-Employee Transition Costs	581,058			581,058
18	Phase 2-Divestiture Transaction Costs	2,597,435			2,597,435
19	Low level Radwaste Disposal		426.5	814,708	
20	Financing Divestiture		426.5	880,504	
21	Fossil/Hydro Stranded Costs		various	900,170,000	
22	Genco Employee Transition Costs	5,899,346	various	16,305,685	
23	TMI-1 Employee Transition	3,587,183	various	2,720,221	
24	Divestiture Activities Generation	5,157,352	various	7,281,795	
25	Seward Mine Refuse		various	5,635,140	
26	DOE Enrichment Facility TMI 1	174,265	426.5	3,672,172	
27	TMI 1 Decomm Top Off Amount		various	41,744,957	
28	Decomm TMI2 Unrealized Gain/Loss	6,141,360	various	20,497,316	-14,272,798
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	1,337,564,177		1,594,579,602	1,155,443,102

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Misc Def Debits - Other	980,051	1,201,007		2,181,058	
2						
3	Misc Def Debits - Intangible	39,948	11,843			51,791
4						
5	Deep Creek Project	381,332			381,332	
6						
7	Misc Def Debits - Misc TMI	-12,630	12,630			
8						
9	Misc Def Debits - Med Term Note	5,473				5,473
10						
11	Misc Def Debits - Med Term Note	366				366
12						
13	Misc Def Debits-Energy Futures	1,948			1,948	
14						
15	TMI Nuc Fuel Lease-Lng Term Rec	13,157,902	580,627		3,531,024	10,207,505
16						
17	Fuel Balance		56,291			56,291
18						
19	Other minor items	-1,890	1,893			3
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	2,080,467				1,639,133
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	16,632,967				11,960,562

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Mine Developement Costs	335,017	335,017
3	Incremental Nuclear Fuel Outage Costs		
4	Reserve for Self Insurance	-42,229	1,810,502
5	Estimated Unbilled Revenues	7,588,629	824,192
6	Above Market Nug Liability	494,167,413	428,100,266
7	Other	334,689,478	282,045,659
8	TOTAL Electric (Enter Total of lines 2 thru 7)	836,738,308	713,115,636
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	395,999,637	-2,301,217
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	1,232,737,945	710,814,419

Notes

	Beginning of Year	End of Year
OTHER INCOME AND DEDUCTIONS:		
CIAC - Post '86	$ 3,012,406	$ 3,511,614
Customer Advances	129,694	118,449
Interest Income on Decomm TMI 1	(2,584)	(2,584)
Interest Income on Decomm TMI 2	85,040	85,040
Div Income on Decommissioning TMI 1	718,844	718,844
Sustainable Energy Fund	2,655,584	0
Gain on Sale of Homer City	245,096,730	(5,302,231)
Gain on Sale of Seneca	12,576,722	43,762
Sithe Gain	131,693,980	(1,940,538)
Loss on Sale of Nuclear Fuel	33,221	466,427
Total Other (Line 17 Above)	$395,999,637	$(2,301,217)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: c

	Beginning of Year	End of Year
Electric Other:		
Pensions and Benefits	$ 1,103,945	$ 5,476,340
Accrued Vacation Pay	(167,835)	(167,835)
Decommissioning & Mon. Storage TMI 2	37,497,822	32,271,848
CIAC-Pre '87	420,984	387,038
TMI 2 Due Customer	0	334,892
Accrued Interest on FIT Def	243,349	1,621,423
DOE SNF Fee Interest	4,431,355	4,850,763
NUG Liab in excess of current Rates	392,689	392,689
TMI 1 Stranded Costs	2,703,270	2,703,270
Consumer Education	4,021,392	4,021,392
CTC Fossil/Hydro	373,512,039	0
TMI 1 Decommissioning	8,575,498	1,037,338
Cogentrix Buyout	10,325,654	0
Def Cr Pilot Program	103,767	(53,878)
Nug Deferral	316,687	0
FAS 109 - Write off Gen Acum Def Tax	20,805,197	20,805,197
Fas 109 - Write Off FERC	2,265,907	2,265,907
Divestiture	(881,448)	0
Phase 2 Gain to Ratepayers	(125,332,252)	95,680,058
Fas 109	4,973,423	9,262,924
Environmental Liability - Ash Site	2,850,424	2,772,754
Operating NUGS	0	47,899,620
NUG Over/Under Collection	0	35,637,284
NUG Deferral Unbilled	920,243	1,087,925
Miscellaneous	(15,392,633)	13,758,710
Total Electric Other	$ 334,689,477	$ 282,045,659

Name of Respondent	This Report Is	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authc ..zed by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock	5,400,000	20.00	
2				
3	Total - Common Stock	5,400,000		
4				
5				
6				
7				
8				
9				
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30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year. Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
5,290,596	105,811,920					1
						2
5,290,596	105,811,920					3
						4
						5
						6
						7
						8
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						42

Schedule Page: 250 Line No.: 1 Column: a

GPU Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.
(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.
(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.
(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2	Contributions from parent received prior to the current year	286,357,020
3	Contribution from Parent Company	35,000,000
4	Subtotal	321,357,020
5		
6	Reduction in Par or Stated Value of Capital Stock (Account 209) - NONE	
7		
8	Gain on Resale or Cancellation of Reacquired Stock (Account 210):	
9	Balance on Preferred Stock Redemption	5,500,504
10	Subtotal	5,500,504
11		
12	Miscellaneous Paid-in Capital (Account 211)	
13	Capital Stock Expense:	
14	Cumulative Preferred Stock, 11.72% Series J (*)	-356,835
15	Cumulative Preferred Stock, 10.88% Series K (*)	-513,730
16	Subtotal	-870,565
17		
18		
19		
20		
21	(*) Reclassified pursuant to FERC Order No. 390	
22	(September 30, 1984 balance of Account 214 transferred	
23	to Account 211)	
24		
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35		
36		
37		
38		
39		
40	TOTAL	325,986,959

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	BONDS (ACCOUNT 221)		
2			
3	6.12% Series	4,110,000	121,319
4			36,497 D
5	5.35% Series	12,310,000	190,288
6	5.80% Series	20,000,000	329,260
7	6.05% Series	25,000,000	410,902
8	5.35% Series	12,000,000	185,174
9			
10			
11	Subtotal	73,420,000	1,273,440
12			
13	ADVANCES FROM ASSOCIATED COMPANIES (ACCOUNT 223)		
14			
15	Penelec Capital L.P.		
16			
17	Subtotal - Account 223		
18			
19			
20	OTHER (ACCOUNT 224)		
21	Nuclear Fuel Disposal Fee		
22	Cowanesque Obligation		
23	subtotal		
24			
25	Other LTD Senior Notes 5.75%	125,000,000	750,000
26			73,750 D
27	Other LTD Senior Notes 6.125%	100,000,000	650,000
28			46,000 D
29	Other LTD Senior Notes 6.625%	125,000,000	1,093,750
30			60,000 D
31	Other LTD Senior Notes 6.894%	25,000,000	121,314
32			
33	TOTAL	516,420,000	4,428,560

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
122277	120107	122277	120107	4,110,000	251,738	3
						4
111495	110110	111495	110110	12,310,000	658,585	5
111495	110120	111495	110120	20,000,000	1,160,000	6
111495	110125	111495	110125	25,000,000	1,512,500	7
111495	110110	111495	110110	12,000,000	642,000	8
						9
						10
				73,420,000	4,224,823	11
						12
						13
						14
				103,092,800	6,826,647	15
						16
				103,092,800	6,826,647	17
						18
						19
						20
				17,727,937		21
				3,012,102	154,768	22
				20,740,039	154,768	23
						24
042799	040104	042799	040104	125,000,000	7,187,500	25
						26
042799	040109	042799	040109	100,000,000	6,251,035	27
						28
042799	040119	042799	040119	[illegible]5,000,000	8,281,250	29
						30
041100	040102	041100	040102	25,000,000	1,181,399	31
						32
				640,252,839	36,791,464	33

Name of Respondent	This Report Is	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Other LTD Senior Notes 6.944%	25,000,000	62,500
2			
3	Other LTD Senior Notes 7.500%	8,000,000	59,528
4			
5	Other LTD Senior Notes 7.770%	35,000,000	238,278
6			
7	Subtotal - Account 224	443,000,000	3,155,120
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	516,420,000	4,428,560

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
041100	100102	041100	100102	25,000,000	1,183,517	1
						2
080400	080105	080400	080105	8,000,000	348,958	3
						4
080400	080210	080400	080210	35,000,000	1,151,567	5
						6
				443,000,000	25,585,226	7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				640,252,839	36,791,464	33

Schedule Page: 256 Line No.: 21 Column: a

Nuclear fuel disposal fee:

Balance 12/31/99	$16,717,156
Accrued interest	1,010,781
Balance 12/31/00	$17,727,937

Schedule Page: 256 Line No.: 22 Column: a

Cowaneseque Obligation:

Balance 12/31/99	$3,024,768
Principal paid	(12,666)
Balance 12/31/00	$3,012,102

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)		Amount (b)
1	Net Income for the Year (Page 117)		39,250,039
2			
3			
4	Taxable Income Not Reported on Books		
5	SEE FOOTNOTE		242,762,745
6			
7			
8			
9	Deductions Recorded on Books Not Deducted for Return		
10	SEE FOOTNOTE		1,983,072,117
11			
12			
13			
14	Income Recorded on Books Not Included in Return		
15	SEE FOOTNOTE		-972,130,528
16			
17			
18			
19	Deductions on Return Not Charged Against Book Income		
20	SEE FOOTNOTE		-1,242,853,572
21			
22			
23			
24			
25			
26			
27	Federal Tax Net Income		50,100,801
28	Show Computation of Tax:		
29			
30	Individual Company Basis	17,535,280	
31	Consolidated Savings	0	
32	Prior Year Adjustment	(5,979,763)	
33	*Total Tax Consolidated Basis*	11,555,517	
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 5 Column: a

TAXABLE INCOME NOT REPORTED ON BOOKS

SALVAGE-TAX BASIS	$ 1,437,646
SALE OF PJM ASSETS - TAX GAIN	465,562
SALE OF DEEP CREEK - TAX GAIN	14,816,543
SALE OF GENERATION ASSETS (SITHE) - TAX GAIN	751,082
CONTRIBUTIONS IN AID OF CONSTRUCTION - POST '86	1,863,255
GAIN ON SALE OF NON-UTILITY PROPERTY	13,477,440
BOOK GAIN DEFERRED - TMI 1	122,074,371
LOSS ON SALE OF NUCLEAR FUEL	1,044,034
NUG TRUST WITHDRAWAL	86,832,812
TOTAL	$242,762,745

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED ON RETURN

COST OF REMOVAL - BOOK BASIS	$ 5,009,622
LEASE EXPENSE ADJUSTMENT UNDER SECTION 280	4,683
FINES AND PENALTIES	(6,899,187)
LOBBYING EXPENSES (CIVIC & POLITICAL ACTIVITIES)	507,047
LOBBYING EXPENSES (BILLED FROM SC00)	281,559
BOOK LOSS ON SALE OF PJM ASSETS	777,370
BOOK LOSS ON SALE OF TMI 1	33,570
BAD DEBTS - BOOK WRITE OFF	20,667,000
BILLING RESERVE	1,700,000
CAPITALIZED INTEREST - AVOIDED COSTS IN EXCESS OF AFC	1,833,370
DECOMMISSIONING EXPENSES ACCRUED SAXTON	3,202,811
DECOMMISSIONING EXPENSES ACCRUED TMI 1	41,744,957
DOE D&D ENRICHMENT FACILITY - TMI 1	3,479,181
DOE INTEREST DUE NUCLEAR DISPOSAL FEE	1,010,780
DEFERRED COMP INTEREST EXPENSE - COMPANY OFFICERS AND DIRECTORS	274
DEFERRED COMP INTEREST EXPENSE - GPU DIRECTORS	(18,855)
EMPLOYEE TRANSITION COSTS TMI 1	2,716,714
GENCO VERP	10,670,545
INTEREST EXPENSE - FIT DEFICIENCIES	3,321,179
LOW LEVEL RADIOACTIVE WASTE DISPOSAL CAOTS ACCRUED	814,708
MARK TO MARKET ADJUSTMENT	979,500
NUG DEFERRAL - UNBILLED	404,117
PRESENT VALUE OF LEASE OBLIGATION GPUN PARSIPPANY BUILDING	649,000
PURTA - DEFERRED AP PURTA TAX - 1998	832,926
PURTA ADDITIONAL TAX ASSESSMENT	2,196,184
PURTA TAX - RNR DEFERRAL	3,384,275
REACQ'D DEBT - BOOK AMORTIZATION OF LOSS	692,986
SELF-INSURANCE RESERVE - ALL RISK	1,157,376
SELF-INSURANCE RESERVE - AUTO LIABILITY	123,200
SELF-INSURANCE RESERVE - GENARAL LIABILITY	2,637,250
SELF-INSURANCE RESERVE - WORKMAN'S COMP	196,737
SEVERANCE ACCRUAL TMI 1 SALE	2,161,250
TMI 2 DECOMMISSIONING ESCALATION	739,664
RETAIL ACCESS PILOT PROGRAM COSTS	2,387,630
SEWARD MINE REFUSE PILE	5,635,140
ABOVE MARKET NUG LIABILITY	11,142,103
REG RECEIVABLE - OPERATING NUGS	44,070,795
CTC GENERATION REG ASSETS	77,684,000
CTC 1/97-12/98 NUG DEFERRAL	36,071,400
COGENTRIX BUYOUT	(26,090,000)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

CTC NUG BUYOUT	34,810,582
FOSSIL/HYDRO	900,170,000
CTC COGENTRIX	26,090,000
CTC OPERATING NUGS	(76,104,321)
REG RECEIVABLE - OPERATING NUGS	169,388,057
PHASE 2 GAIN TO RATEPAYERS	532,643,209
CTC TMI 2 DECOMMISSIONING	49,460,000
CTC TNMI 1 DECOMMISSIONING	18,300,000
SUSTAINABLE ENERGY FUND	(6,400,000)
DECOMMISSIONING FUNDS TMI 2	3,767,513
BOOK DEPRECIATION	47,646,982
DEFERRED INCOME TAXES	15,997,347
FEDERAL INCOME TAXES	11,555,517
STATE TAX ADJUSTMENT TO PRIOR YEARS	(2,165,630)
TOTAL	$1,983,072,117

INCOME RECORDED ON BOOKS NOT INCLUDED IN RETURN

COLI INSURANCE - DEATH BENEFIT PROCEEDS RECEIVED	$ (173,600)
SALVAGE - BOOK BASIS	(1,475,999)
NON-TAX INTEREST ON TMI 2 NON'QUAL DECOMMISSIONING	(726,256)
SLAE OF DEEP CREEK - BOOK GAIN	(14,350,068)
UNDISTRIBUTED EARNINGS FROM SUBSIDIARIES (TOPS)	(56,828)
UNDISTRIBUTED EARNINGS FROM SUBSIDIARIES (NINEVEH)	(944,570)
INTEREST INCOME - FIT OVERPAYMENTS	(1,150,132)
BOOK GAIN DEFERRED - SITHE	(317,779,740)
BOOK GAIN DEFERRED - HOMER CITY	(590,687,046)
GAIN ON SALE OF NON-UTILITY PROPERTY	(13,477,440)
SALE OF SENECA - DEFERRED	(30,167,217)
INVESTMENT TAX CREDIT AMORTIZATION	(1,141,632)
TOTAL	$ (972,130,528)

DEDUCTIONS ON RETURN NOT CHARGED TO BOOK INCOME

COST OF REMOVAL - TAX BASIS	$ (5,009,622)
TAXES - CAP STOCK (98 ACCRUAL TRUE UP)	(297,700)
ACRS\MACRS RETIREMENTS (GAIN)/LOSS	(1,968,389)
BAD DEBTS - ACTUAL WRITE-OFF	(11,104,731)
BILLIING RESERVE ACTUAL WRITE - OFF	(1,000,000)
CAPITALIZED INTEREST - BOOK AFC	(741,815)
DECOMMISSIONING DRAWDOWN - SAXTON	(1,421,589)
DECOMMISSIONING FUNDING - QUALIFIED	(35,581)
DECOMMISSIONINF EXPENSE - DOE ENRICH FAC - TMI 1	(297,809)
DEFERRED COMP PAYMENTS - COMPANY OFFICERS	(105,736)
DEFERRED ENERGY ADJUSTMENT	(280,051)
DOE D&D ENRICH FAC. - TMI 1 (D&D LIABILITY)	18,726
EMPLOYEE TRANSITION COSTS	(3,583,677)
ENVIRONMENTAL LIABILITY - MILL CREEK	(293,305)
ENVIRONMENTAL LIABILITY - SEWARD STATION	(3,420)
ENVIRONMENTAL LIABILITY	132,443
NUG BUYOUTS - ERIE	(3,500,000)
PURTA TAX - RNR DEFERRAL	(3,350,000)
PA PILOT PROGRAM	(263,886)
PA PILOT PROGRAM	(379,925)
SELF-INSURANCE PAYMENTS - ALL RISK	(33,942)

SELF-INSURANCE PAYMENTS - AUTO LIABILITY	(54,041)
SELF-INSURANCE PAYMENTS - GENERAL LIABILITY	(736,912)
SELF-INSURANCE PAYMENTS - WORKMANS COMP	(834,310)
SEVERANCE WAGES PAID	(162,286)
SHANNON ROAD ASH SITE	(187,185)
TMI 2 MONITORED STORAGE AMORTIZATION	500,000
UNIVERSAL SERVICES PROGRAM	(1,234,180)
ABOVE MARKET NUG LIABILITY	(93,283,736)
CTC EMPLOYEE TRANSITION COSTS	(9,093,238)
OTHER REG ASSET EMPLOYEE TRANSITION COST	(581,058)
CTC OPERATING NUGS	(44,070,795)
CUSTOMER EDUCATION	(2,137,329)
PROVISION FOR RATE REFUND	807,094
CTC FOSSIL/HYDRO	(900,170,000)
ABOVE MARKET NUG LIABILITY	(77,081,248)
CTC PHASE 2	(6,250,000)
TMI 1 DECOMMISSIONING	(18,275,000)
CUSTOMER ADVANCES REFUNDS	(18,266)
TAX DEPRECIATION	(56,471,073)
TOTAL	$(1,242,853,572)

Reconciliation of Group Members to Consolidated Income Tax Return:
GPU Inc.

	Federal Income Tax Assigned
GPU Inc.	$ 21,649,158
Jersey Central Power & Light Company	(106,219,709)
JCP&L Preferred Capital, Inc.	706,818
Metropolitan Edison Company	27,214,379
York Haven Power Company	946,167
Pennsylvania Electric Company	17,535,280
Nineveh Water Company	0
GPU Service, Inc.	(10,016,775)
GPU Nuclear, Inc.	3,976,183
GPU International Subsidiaries	2,989,291
GPU Capital & Subsidiaries	(136,913,996)
GPU Power & Subsidiaries	1,239,141
GPU Advanced Resources	(960,699)
GPU TELCOM	6,739,706
METED Preferred Capital, Inc. II	26,770
PENELEC Preferred Capital, Inc. II	30,599
MYR & Susidiaries	6,909,000
Total	$ (164,148,687)

Basis of Allocation of Consolidated Tax:

For the taxable year 2000, the consolidated Federal Income Tax liability was allocated in accordance with an agreement approved by the securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (SEC Holding Company Release No. 21358). The agreement provides that there shall be allocated to each company in the consolidated group, except the holding company, the tax benefits of its own net operating losses. The tax benefits of the holding company's deductions will be allocated among the subsidiaries in proportion to the holding company's average common stock equity investment in each company during the year. The prior allocation of the holding company's

deductions under Rule 45(b)(6) for years prior to 1979, however, will not be adjusted in connection with allocating operating loss carrybacks.

A company which does not have a net operating loss of its own and which would have an income tax liability (allowing for its own investment tax credits which it could utilize on a seperate return basis, were the liability not offset by net operating losses of the other companies in the group, will pay the amount of such tax reduction to the companies, other than the holding company, whose net operating losses are used in the consolidated return. Such payments will be divided among the loss companies in proportion to the use of their net operating losses.

If there is a consolidated minimum tax arising from "preference" items as defined in the Internal Revenue Code, such minimum tax will be independently allocated among companies in the ratio of their respective preference incomes.

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	FEDERAL					
2	Income	23,262	4,574,727	4,655,516	-3,560,156	
3	MIPS				15,000	83,896
4						
5	Old Age, Survivors'					
6	and Medicare Insurance					
7	Current Year					
8						
9	Federal Unemployment					
10	Current Year					
11	Prior Years					
12						
13	Environmental					
14	1999	1,414				
15	1995	142,858				
16	1994	-32,812				
17	1993	-188				
18	1990	-3,177				
19						
20	Subtotal	131,357	4,574,727	4,655,516	-3,545,156	83,896
21						
22	PA CORPORATE NET	104,516,962	2,920,672	3,371,687	109,137,893	-240,765
23						
24	CAPITAL STOCK					
25	2000			5,198,000	6,800,000	
26	1999	748,000		-66,668	-485,575	15,191
27	1998		3,540,654			
28	1997	-748,147				2,291,096
29	1996	71,554				
30	1995					-198,990
31	1994	683,335				
32	PRE-1992	-6,742				-889,156
33						
34	GROSS RECEIPTS					
35	2000			37,043,617	21,518,365	-5,822,672
36	1999		8,831,587	1,383,498		7,448,089
37	1998	1,625,417				-1,625,417
38	1997	-1,411,259		1,411,259		
39	PRE-1995	50,372		-50,372		
40						
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	No.
						1
9,922,678	6,258,471	10,818,801			-6,163,285	2
63,896						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
1,414						14
142,858						15
-32,812						16
-188						17
-3,177						18
						19
10,099,669	6,258,471	10,818,801			-6,163,285	20
						21
1,545,242	5,955,923	3,008,892			362,795	22
						23
						24
	1,602,000	5,198,000				25
	-1,182,098	-52,705			-13,963	26
	3,540,654					27
	-1,542,949					28
	-71,554					29
	198,990					30
	-683,335					31
	895,898					32
						33
						34
9,702,580		34,477,464			2,566,153	35
		1,383,498				36
						37
		1,411,259				38
		-50,372				39
						40
23,530,717	16,782,920	59,720,184			-4,183,222	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to fina accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
		Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)			
1	Gross Receipts-Forfeited					
2	Discounts ('87-'98)	753,310		-3,834		-749,476
3	PUC GENERAL					
4	Current Year			875,000		
5	Prior Years	517,459				
6						
7						
8	PA UNEMPLOYMENT					
9	Current Year					
10	Prior years					
11						
12	PUBLIC UTILITY REALTY					
13	2000			4,419,000	1,911,484	
14	1999	-5,203,042	596,889	-1,370,767		
15	1998	5,637,559		-2,265,482		
16	1997	1,411,260				
17	1996	-635,843				
18	1995	-303,341				
19	PRE-1995	-906,593				
20						
21	PENNSYLVANIA USE TAX					
22	Current Year			699,454	592,089	
23	Prior Years	679,275			81,697	
24						
25	Local: Loans Tax	58,792		-28,788		-30,004
26						
27	PA Local Real Estate -1999					
28						
29	PA Transportation					
30	Current Year					
31	Prior Years	9,723			9,723	
32						
33	PA MERCENTILE					
34						
35	MD Local Real Estate					
36	1997					
37						
38	Maryland Sales and Use					
39	Current Year					
40	Prior Years					
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. *If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).*
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. *For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.*

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
					-3,834	2
						3
875,000		2,186,252			-1,311,252	4
517,459						5
						6
						7
						8
						9
						10
						11
						12
	-2,507,516	3,665,594			753,406	13
	7,170,698	-1,370,767				14
	-3,372,077	-1,432,556			-832,926	15
	-1,411,260					16
	635,843					17
	303,341					18
	906,593					19
						20
						21
107,365		-38,266			737,720	22
597,578						23
						24
		-28,788				25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
23,530,717	16,782,920	59,720,184			-4,183,222	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Ent the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1						
2	Maryland Property Tax		200			
3						
4	NEW YORK					
5	GROSS INCOME					
6	Current Year			167,880	336,657	248,301
7	Prior Years	2,644				
8						
9	GROSS EARNINGS &					
10	EXCESS DIVIDENDS					
11	Current Year			68,938	98,330	-248,301
12	Prior Years	193,571				
13						
14	NY PSC ASSESSMENT					
15	Current Year			22,068	23,044	
16	Prior Years		5,932	5,932		
17						
18	NY SALES AND USE					
19	Current Year			1,200	900	
20	Prior Years		711	711		
21						
22	NY LOCAL REAL ESTATE					
23	1997					
24						
25	LOCAL REAL ESTATE -					
26	1999	1,265		-887	-2,978	
27						
28	LOCAL PROPERTY					
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
	200					2
						3
						4
						5
79,524		167,880				6
2,644						7
						8
						9
		68,938				10
	277,693					11
	-193,571					12
						13
						14
	976	22,068				15
		5,932				16
						17
						18
300		1,200				19
		711				20
						21
						22
						23
						24
						25
3,356					-887	26
						27
		277,149			-277,149	28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
23,530,717	16,782,920	59,720,184			-4,183,222	41

Name of Respondent Pennsylvania Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: l

This amount was charged to the following accounts:
409.2 $(6,900,000)
426.3 $ 736,715

Schedule Page: 262 Line No.: 3 Column: f

This amount was transferred onto PENELEC books from MIPS company 236 - Federal Income Taxes.

Schedule Page: 262 Line No.: 22 Column: f

This amount was trasferred to PA CAP Stock Prior years.

Schedule Page: 262 Line No.: 22 Column: l

This amount was charged to account 409.2

Schedule Page: 262 Line No.: 26 Column: f

this amount was transferred to the following accounts:
236 - PA CAP Stock - current Year $ 457,964
236 - PA CNI $(442,773)

Schedule Page: 262 Line No.: 26 Column: l

This amount was charged to the following accounts:
419 $ (1,910)
431 (12,053)

Schedule Page: 262 Line No.: 28 Column: f

This amount was transferred to the following accounts:
236 - PA CNI $ 2,691,718
236 - PA CAP Stock - Current year $ (400,622)

Schedule Page: 262 Line No.: 30 Column: f

This amount was transferred to account 236 - PA CNI

Schedule Page: 262 Line No.: 32 Column: f

This amount was transferred to 236 - PA CNI.

Schedule Page: 262 Line No.: 35 Column: f

This amount was transferred to account 236 - PA Gross Receipts - Prior Years.

Schedule Page: 262 Line No.: 35 Column: l

This amount was charged to account 182

Schedule Page: 262 Line No.: 36 Column: f

This amount was transferred from account 236 - PA Gross Receipts Tax - Current Year.

Schedule Page: 262 Line No.: 37 Column: f

This amount was transferred from account 236 - PA Gross Receipts Tax - Current Year.

Schedule Page: 262.1 Line No.: 2 Column: f

This amount was transferred to account 236 - PA CNI.

Schedule Page: 262.1 Line No.: 4 Column: l

This amount was charged to account 165

Schedule Page: 262.1 Line No.: 13 Column: l

This amount was charged to account 182

Schedule Page: 262.1 Line No.: 15 Column: l

This amount was charged to account 182.

Schedule Page: 262.1 Line No.: 22 Column: l

The amount in this account was charged to the following accounts:
$699,454 was originally charged to SC00 and billed to PENELEC account 236.
$ 38,266 was originally charged to SC00 and billed to PENELEC account 409.1

Schedule Page: 262.1 Line No.: 25 Column: f

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

This amount was transferred to account 236 - PA CAP Stock - Prior Years.

Schedule Page: 262.2 Line No.: 6 Column: f

This amount was transferred to the following accounts:

236 - NY Gross Earnings and Excess Dividends	$ 532,602
236 - NY Francise	$ (284,301)

Schedule Page: 262.2 Line No.: 11 Column: f

This amount was transferred from account 236 - NY Gross Income.

Schedule Page: 262.2 Line No.: 26 Column: l

This amount was originally charged to Nuclear and billed to PENELEC

Schedule Page: 262.2 Line No.: 28 Column: l

This amount was originally charged to SC00 and billed to PENELEC.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g). Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year: Account No. (c)	Deferred for Year: Amount (d)	Allocations to Current Year's Income: Account No. (e)	Allocations to Current Year's Income: Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%						
3	4%	14,202,594			411	1,141,632	
4	7%						
5	10%						
6							
7							
8	TOTAL	14,202,594				1,141,632	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
13,060,962			3
			4
			5
			6
			7
13,060,962			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Schedule Page: 266 Line No.: 8 Column: i

AVERAGE PERIOD OF ALLOCATION TO INCOME

Investment Tax Credit - 4%

The respondent is (1) charging to income an amount equivalent to the current investment tax credit, (2) offsetting such charge by a credit to a deferred credit and (3) amortizing the deferred credit so created by a ratable flow-through to income over the useful life of the property. On March 9, 1972, General Public Utilities Corporation filed with the District Director of Internal Revenue, Manhatten District, on behalf of its affiliated companies (the Respondent being one of the affiliated), an election under paragraph (2) of section 46(f) of the Internal Revenue code of 1954, as amended, for allowance, with respect to public utility property, of the credit allowed by section 38 of the code. Such election provides (a) to reduce the cost of service for rate making purposes or in its regulated books of account by no more than the ratable portion of the credit allowable by Section 38, and (b) not to reduce the base to which its rate of return is applied for rate making purposes by any portion of the credit allowable by Section 38.

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	TMI 2 Decommissioning	117,572,473		74,956	4,072,421	121,569,938
2						
3	Interconnection Projects	46,895				46,895
4						
5	PDMS	6,750,000		450,000	950,000	7,250,000
6						
7	Mill Creek	305,000		475,490	182,185	11,695
8						
9	Seward Site Cleanup	6,000,044		3,418		5,996,626
10						
11	Coal Miner Act Liability	769,216				769,216
12						
13	Shannon Road	1,142,889		188,641	1,456	955,704
14						
15	Other Def Cr - On Site Low Rad wa	-81,230		66	3	-81,293
16						
17	Other Def Cr - Gross-up Non Ref	18,935			229,626	248,561
18						
19	Other Def Cr - Environmental Liab	50,000			150,000	200,000
20						
21	Saxton Decommissioning	2,115,902		1,461,051	3,242,273	3,897,124
22						
23	Other Def Cr - Accd Site Cleanup	5,000		294,262	289,262	
24	Other Def Cr - Energy Future	268		268		
25	Other Def Cr - Pay't Rec'd Prior	572,859		910,819	2,111,464	1,773,504
26	Other Def Cr- Litigation Settlemt	850,000				850,000
27						
28	Pilot Program	379,931		379,931		
29						
30	Other Def Cr - Accd Site Cleanup	15,000		22,557	10,000	2,443
31						
32	Above market NUG Liability	940,275,679		99,756,076	6,472,340	846,991,943
33						
34	CTC Consumer Education	7,906,495		2,152,217	14,888	5,769,166
35						
36	TMI 1 Decommissioning	18,275,000		18,275,000		
37						
38	Cogentrix Buyout	26,090,000		26,090,000		
39						
40	Other Def Cr - PV of Lease GPUN				649,000	649,000
41						
42	Oth Def Cr - FirstMiss Curtail Cr				2,400,000	2,400,000
43						
44						
45	Other Def Cr - Other	8,253		36,813	36,814	8,254
46						
47	TOTAL	1,129,068,609		150,571,565	20,811,732	999,308,776

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the responcent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	257,789,983	12,119,027	8,911,411
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	257,789,983	12,119,027	8,911,411
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	257,789,983	12,119,027	8,911,411
10	Classification of TOTAL			
11	Federal Income Tax	195,145,523	11,479,259	8,278,905
12	State Income Tax	62,644,460	639,768	632,506
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
							1
225,908	413,323	182	17,400,548	182	6,970,057	250,379,693	2
							3
							4
225,908	413,323		17,400,548		6,970,057	250,379,693	5
							6
							7
							8
225,908	413,323		17,400,548		6,970,057	250,379,693	9
							10
174,844	399,921		9,677,117		1,744,756	190,188,439	11
51,064	13,402		7,723,431		5,225,301	60,191,254	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR: Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR: Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Deferred Energy	13,123	116,203	
4	CTC Operating Nugs	349,481,360	18,286,515	-31,578,347
5	Front Street - Cost of Removal	-124,481		
6	TMI 1 Loss	50,647,243		50,666,761
7				
8	Other	592,548,871	-28,326,145	571,511,235
9	TOTAL Electric (Total of lines 3 thru 8)	992,566,116	-9,923,427	590,599,649
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Interest on FIT Refund	116,568		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	992,682,684	-9,923,427	590,599,649
20	Classification of TOTAL			
21	Federal Income Tax	753,591,169	-7,534,256	448,406,523
22	State Income Tax	239,091,515	-2,389,171	142,193,126
23	Local Income Tax			

NOTES

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
[redacted]							1
							2
						129,326	3
						399,346,222	4
						-124,481	5
	-315,326					295,808	6
							7
		182,190	11,681,340	182	104,197,805	85,227,956	8
	-315,326		11,681,340		104,197,805	484,874,831	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
477,230						593,798	18
477,230	-315,326		11,681,340		104,197,805	485,468,629	19
[redacted]							20
362,332	-239,408		8,967,961		78,061,795	367,345,964	21
114,898	-75,918		2,713,379		26,136,010	118,122,665	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: a

Other Deferred Taxes

	Beginning Balance	410.1	411.1	Account	Adj	Ending Balance
Loss on Reaq.Debt	$ 381,191	$	$ 287,544		$ 0	$ 93,647
CTC NUG Buyout	14,444,129		14,444,129		20,660,901	20,660,901
CTC TMI 1 Investment	98,354	0	88,663	282	0	9,691
CTC TMI 2 Decomm	20,522,685	0	20,522,685		0	0
CTC Customer Education	740,711	886,853	0		0	1,627,564
CTC Fossil Hydro	373,512,039	0	373,512,039		0	0
TMI 1 Decomm	7,593,311	0	7,593,311		0	0
CTC COGENTRIX	10,825,654	(3,365,739)	7,458,915		0	0
CTC NUG Deferral	15,783,973	0	14,967,286		(816,687)	0
Reg Rec-Operating NUGS	40,671,929	0	88,571,549		47,899,620	0
W/O Unamort ITC-Gross Up	8,270,960	0	0		0	8,270,960
Oth Reg Asset-FAS 109-Phase II	2,767,973	0	0		0	2,767,973
Bad Debt	(1,856,656)	4,607,742	8,575,461		0	(5,824,375)
FAS 109	68,815,873	0	0	182	(3,309,295)	65,506,578
FAS 115	7,568,612	0	0	182	(7,555,358)	13,254
NUG Contract Buyout-Erie	(2,904,545)	1,452,273	1,452,273		0	(2,904,545)
Other	25,312,678	(31,906,274)	34,037,380		35,637,284	(4,993,692)
	$592,548,871	$(28,326,145)	$571,511,235		$ 92,516,465	$ 85,227,956

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	FAS 109 Accounting for Income Tax	190	809,652	4,336,723	9,262,924
2	FAS 109 Plant Adj to 283 Gross Up	various	20,660,901	3,614,154	
3					
4	Nug Deferral Unbilled	557	739,183	1,143,300	2,621,916
5					
6	Phase II Reserve for Generation Divestiture:				
7	Homer City	various	596,567,394	5,880,348	
8	Seneca	various	30,167,217		
9	Sithe	various	328,938,006	11,753,404	
10	Liability to Ratepayers	various		582,143,210	230,590,473
11	TMI-1	various	7,823,198	24,403,866	
12	TMI-1 Nuclear fuel	421	21,827	1,258,589	
13	Deep Creek	various	13,477,440	13,477,440	
14					
15	Universal Service Program	various	1,350,105	115,925	-276,824
16					
17	Operating NUGs			213,458,852	115,438,852
18	Oth Reg Asset-Above Mkt NUG Deferral	various	77,381,248	11,142,103	184,436,562
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		1,077,936,171	872,727,914	542,073,903

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c), (e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	341,884,424	322,754,719
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	240,065,456	228,533,163
5	Large (or Ind.) (See Instr. 4)	142,990,245	124,668,712
6	(444) Public Street and Highway Lighting	6,278,790	6,421,517
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	731,218,915	682,378,111
11	(447) Sales for Resale	134,555,118	166,943,270
12	TOTAL Sales of Electricity	865,774,033	849,321,381
13	(Less) (449.1) Provision for Rate Refunds	807,094	-29,200,000
14	TOTAL Revenues Net of Prov. for Refunds	864,966,939	878,521,381
15	Other Operating Revenues		
16	(450) Forfeited Discounts	3,652,107	3,832,501
17	(451) Miscellaneous Service Revenues	905,739	1,387,145
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	9,872,797	12,628,268
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	22,483,261	25,595,356
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	36,913,904	43,443,270
27	TOTAL Electric Operating Revenues	901,880,843	921,964,651

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
3,948,654	3,864,012	501,340	500,239	2
				3
4,508,702	4,318,558	73,894	73,432	4
4,697,797	4,865,875	2,768	2,897	5
40,713	42,548	1,085	1,078	6
				7
				8
				9
13,195,866	13,090,993	579,087	577,646	10
2,885,500	4,219,325	24	26	11
16,081,366	17,310,318	579,111	577,672	12
				13
16,081,366	17,310,318	579,111	577,672	14

Line 12, column (b) includes $ 8,677,650 of unbilled revenues.

Line 12, column (d) includes 0 MWH relating to unbilled revenues

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 300 Line No.: 4 Column: b

Basis of classification for Commercial or Industrial sales:
Each customer is coded commercial or industrial based on the type of business or industry activity.

Schedule Page: 300 Line No.: 10 Column: b

Unmetered sales consist of Outdoor Lighting (OL) and Public Street and Highway Lighting.
See page 304 for details by account.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1						
2	RESIDENTIAL SALES					
3	Rate RS	3,526,495	306,552,955	472,986	7,456	0.0869
4	Rate RT	412,175	30,783,336	26,232	15,713	0.0747
5	Rate OL	9,984	1,627,509	2,122	4,705	0.1630
6	Subtotal Residential Sales	3,948,654	338,963,800	501,340	7,876	0.0858
7						
8	Unbilled-billing period		-460,226			
9	Unbilled-accounting period		3,380,850			
10	TOTAL RESIDENTIAL SALES	3,948,654	341,884,424	501,340	7,876	0.0866
11						
12						
13	COMMERCIAL SALES					
14	Rate GS	3,014,790	189,065,960	71,683	42,057	0.0627
15	Rate GST	634,479	20,327,267	239	2,654,724	0.0320
16	Rate GP	660,639	19,623,581	160	4,128,994	0.0297
17	Rate LP	133,370	3,700,029	6	22,228,333	0.0277
18	Rate H	52,569	2,253,301	184	285,701	0.0429
19	Rate OL	12,855	1,843,702	1,622	7,925	0.1434
20	Subtotal Commerical Sales	4,508,702	236,813,840	73,894	61,016	0.0525
21						
22	Unbilled-billing period		-541,374			
23	Unbilled-accounting period		3,792,990			
24	TOTAL COMMERCIAL SALES	4,508,702	240,065,456	73,894	61,016	0.0532
25						
26						
27	INDUSTRIAL SALES					
28	Rate GS	529,016	31,537,675	2,104	251,433	0.0596
29	Rate GST	498,810	21,451,765	186	2,681,774	0.0430
30	Rate GP	1,269,000	39,365,799	202	6,282,178	0.0310
31	Rate LP	2,399,320	47,614,846	52	46,140,769	0.0198
32	Rate OL	1,651	224,313	224	7,371	0.1359
33	Subtotal Industrial Sales	4,697,797	140,194,398	2,768	1,697,181	0.0298
34						
35	Unbilled - billing period		-58,213			
36	Unbilled - accounting period		2,854,060			
37	TOTAL INDUSTRIAL SALES	4,697,797	142,990,245	2,768	1,697,181	0.0304
38						
39						
40						
41	TOTAL Billed	13,195,866	721,148,965	579,087	22,787	0.0546
42	Total Unbilled Rev.(See Instr. 6)	0	10,069,950	0	0	0.0000
43	TOTAL	13,195,866	731,218,915	579,087	22,787	0.0554

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. *Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.*

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	PUBLIC STREET & HIGHWAY					
2						
3	Rate GS	2,592	133,873	227	11,419	0.0516
4	Rate MV	28,171	4,518,005	336	83,842	0.1604
5	Rate SV	9,710	1,552,561	507	19,152	0.1599
6	Rate TS	240	32,301	15	16,000	0.1346
7	Subtotal Public Street & Highway	40,713	6,236,740	1,085	37,524	0.1532
8						
9	Unbilled - billing period					
10	Unbilled - accounting period		42,050			
11	TOTAL PUBLIC ST & HIGHWAY	40,713	6,278,790	1,085	37,524	0.1542
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	13,195,866	721,148,965	579,087	22,787	0.054
42	Total Unbilled Rev.(See Instr. 6)	0	10,069,950	0	0	0.000
43	TOTAL	13,195,866	731,218,915	579,087	22,787	0.055

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	AEP Power Marketing Inc	OS	1	N/A	N/A	N/A
2	Citizen Lehman Power Sales	OS		N/A	N/A	N/A
3	Detriot Edison	OS		N/A	N/A	N/A
4	Enron	OS	1	N/A	N/A	N/A
5	Merchant Energy Services	OS		N/A	N/A	N/A
6	Merrill Lynch Capital Services	OS		N/A	N/A	N/A
7	Public Service Electric & Gas Compnay	OS	1	N/A	N/A	N/A
8	Southern Energy Trading & Marketing	OS		N/A	N/A	N/A
9	Virginia Power	OS	1	N/A	N/A	N/A
10	Williams Energy Servises	OS	1	N/A	N/A	N/A
11	Reliant Energy Services	OS		N/A	N/A	N/A
12	Edison Mission	OS	1	N/A	N/A	N/A
13	Sithe, Inc.	OS		N/A	N/A	N/A
14	AmerGen	OS		N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
7,200		355,200		355,200	1
6		259		259	2
800		19,400		19,400	3
4,000		100,600		100,600	4
9,600		260,200		260,200	5
11,276		221,415		221,415	6
15,200	6,555	524,200		530,755	7
28,000		736,440		736,440	8
800		17,600		17,600	9
1,600		29,149		29,149	10
10,400	22,230	223,280	-662,726	-417,216	11
2,400		69,818	-1,721,391	-1,651,573	12
			-299,591	-299,591	13
			-419,743	-419,743	14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,885,500	**20,369,815**	**115,344,781**	**-1,159,478**	**134,555,118**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliatio the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations)	Statistical Classification	FERC Rate Schedule or Tariff Number	Average Monthly Billing Demand (MW)	Actual Demand (MW)	
					Average Monthly NCP Demand	Average Monthly CP Demand
	(a)	(b)	(c)	(d)	(e)	(f)
1	First Energy	OS		N/A	N/A	N/A
2						
3	INTERCHANGE DELIVERED:					
4	GPU Energy companies	OS		N/A	N/A	N/A
5	PA, NJ, MD Power Agreement (PJM)	OS		N/A	N/A	N/A
6						
7	West Penn Power Company	RQ	44	2.238	2.238	2.725
8	Pennsylvania Power & Light	RQ	22	N/A	N/A	N/A
9	New York State Electric & Gas	RQ	23	N/A	N/A	N/A
10	Penn Power Company	RQ	4	N/A	N/A	N/A
11						
12	Allegheny Electric Cooperative	RQ	90	N/A	N/A	N/A
13						
14	Berlin Borough	RQ	6	3.300	3.300	4.020
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
			-54,900	-54,900	1
					2
					3
409,839	16,588,185	13,425,747	43,241	30,057,173	4
1,960,390	2,835,939	73,638,341	2,742,113	79,216,393	5
					6
6,749	90,353	100,710	105,225	296,288	7
148		14,295		14,295	8
151		13,976		13,976	9
107		9,590		9,590	10
					11
375,490		24,903,150		24,903,150	12
					13
9,984	198,168	199,680	112,215	510,063	14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,885,500	**20,369,815**	**115,344,781**	**-1,159,478**	**134,555,118**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for long-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations)	Statistical Classification	FERC Rate Schedule or Tariff Number	Average Monthly Billing Demand (MW)	Actual Demand (MW)	
					Average Monthly NCP Demand	Average Monthly CP Demand
	(a)	(b)	(c)	(d)	(e)	(f)
1	East Conemaugh Borough	RQ	7	0.968	0.968	1.084
2	Girard Borough	RQ	2	6.463	6.463	7.240
3	Hooversville Borough	RQ	8	0.782	0.782	0.937
4	Smethport Borough	RQ	3	2.449	2.449	2.722
5	Summerhill Borough	RQ	9	0.588	0.588	0.755
6						
7	Unbilled Revenues			N/A	N/A	N/A
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
5,735	122,057	114,691	112,594	349,342	1
13,354	238,793	121,616	99,750	460,159	2
2,147	48,315	42,944	18,701	109,960	3
7,054	146,928	141,072	96,069	384,069	4
3,070	72,292	61,408	61,265	194,965	5
					6
			-1,392,300	-1,392,300	7
					8
					9
					10
					11
					12
					13
					14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,[illegible]5,500	**20,369,815**	**115,344,781**	**-1,159,478**	**134,555,118**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 1 Column: a

Represents power sold to other energy suppliers.
Page 310, Lines 1 through 12.

Schedule Page: 310 Line No.: 11 Column: j

GPU Energy companies receive credits for reactive power from the PJM (included on Page 310.1, line 5) and reimburse those companies which provide reactive power for GPU Energy service territories.
Page 310, Column j, Lines 11 through 14 and Page 310.1, Column j, Line 1.

Schedule Page: 310.1 Line No.: 4 Column: a

GPU Energy companies include, in addition to the Respondent, Jersey Central Power and Light Company and Metropolitan Edison Company, both of which are affiliates of the Respondent.

Schedule Page: 310.1 Line No.: 4 Column: j

Ancillary Services - FERC Order #888.

Schedule Page: 310.1 Line No.: 5 Column: a

Represents power sold through the PA-NJ-MD interconnection (PJM).

Schedule Page: 310.1 Line No.: 5 Column: j

Ancillary Services - FERC Order #888.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	-6,237	2,567,809
5	(501) Fuel	-148,604	72,064,326
6	(502) Steam Expenses	-6,495	3,270,619
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	-4,153	1,220,764
10	(506) Miscellaneous Steam Power Expenses	-986,713	10,580,550
11	(507) Rents	-10,289	20,418
12	(509) Allowances		844,695
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	-1,162,491	90,569,181
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	-3,344	870,426
16	(511) Maintenance of Structures	8,548	1,465,231
17	(512) Maintenance of Boiler Plant	29,686	10,749,038
18	(513) Maintenance of Electric Plant	-3,727	2,713,197
19	(514) Maintenance of Miscellaneous Steam Plant	-6,832	1,408,131
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	24,331	17,206,023
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	-1,138,160	107,775,204
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	-95,086	7,581,078
25	(518) Fuel	256,956	8,076,002
26	(519) Coolants and Water	741	213,843
27	(520) Steam Expenses	-25,060	5,014,883
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	-13	501,297
31	(524) Miscellaneous Nuclear Power Expenses	-5,026	3,420,997
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	132,512	24,808,100
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	1,508	1,504,488
36	(529) Maintenance of Structures	129	334,018
37	(530) Maintenance of Reactor Plant Equipment	-86,425	2,140,395
38	(531) Maintenance of Electric Plant	-19,516	1,488,208
39	(532) Maintenance of Miscellaneous Nuclear Plant	-5,961	350,902
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	-110,265	5,818,011
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	22,247	30,626,111
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	-1,813	211,619
45	(536) Water for Power		127,164
46	(537) Hydraulic Expenses		-225,258
47	(538) Electric Expenses	-20,781	677,581
48	(539) Miscellaneous Hydraulic Power Generation Expenses	5,257	176,887
49	(540) Rents		63,979
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	-17,337	1,031,972

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering	-345	1,296,286
54	(542) Maintenance of Structures		9,672
55	(543) Maintenance of Reservoirs, Dams, and Waterways	6,446	580,519
56	(544) Maintenance of Electric Plant	-977	647,873
57	(545) Maintenance of Miscellaneous Hydraulic Plant		37,526
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	5,124	2,571,876
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	-12,213	3,603,848
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	-465	39,240
63	(547) Fuel	2,739	1,715,443
64	(548) Generation Expenses	-79	17,056
65	(549) Miscellaneous Other Power Generation Expenses	687	58,811
66	(550) Rents		
67	TOTAL Operation (Enter Total of lines 62 thru 66)	2,882	1,830,550
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	-119	6,530
70	(552) Maintenance of Structures		12,248
71	(553) Maintenance of Generating and Electric Plant	1,164	203,161
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	26	5,230
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	1,071	227,169
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	3,953	2,057,719
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	544,992,450	285,601,172
77	(556) System Control and Load Dispatching	4,588,684	3,838,580
78	(557) Other Expenses	1,230,952	-5,214,243
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	550,812,086	284,225,509
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	549,687,913	428,288,391
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	928,738	722,010
84	(561) Load Dispatching	989,993	270,245
85	(562) Station Expenses	60,065	86,194
86	(563) Overhead Lines Expenses	246,028	12,247
87	(564) Underground Lines Expenses		463
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	1,374,646	2,415,228
90	(567) Rents	2,610,052	3,418,011
91	TOTAL Operation (Enter Total of lines 83 thru 90)	6,209,522	6,924,398
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	388,105	67,146
94	(569) Maintenance of Structures	377,408	114,837
95	(570) Maintenance of Station Equipment	1,934,010	1,887,108
96	(571) Maintenance of Overhead Lines	2,268,971	2,575,524
97	(572) Maintenance of Underground Lines	1,158	692
98	(573) Maintenance of Miscellaneous Transmission Plant	27,182	94,349
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	4,996,834	4,739,656
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	11,206,356	11,664,054
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	3,432,838	764,635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	1,767,796	414,992
106	(582) Station Expenses	702,378	1,233,012
107	(583) Overhead Line Expenses	1,530,749	2,290,028
108	(584) Underground Line Expenses	1,990,799	2,139,637
109	(585) Street Lighting and Signal System Expenses	-125,683	53,961
110	(586) Meter Expenses	923,529	1,097,612
111	(587) Customer Installations Expenses	3,865,067	3,831,468
112	(588) Miscellaneous Expenses	8,384,316	14,966,431
113	(589) Rents	1,424,307	1,427,397
114	TOTAL Operation (Enter Total of lines 103 thru 113)	23,896,096	28,219,173
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	1,179,743	443,148
117	(591) Maintenance of Structures	92,139	798,521
118	(592) Maintenance of Station Equipment	2,979,235	2,954,555
119	(593) Maintenance of Overhead Lines	18,120,857	18,649,111
120	(594) Maintenance of Underground Lines	974,791	1,771,262
121	(595) Maintenance of Line Transformers	290,846	1,167,756
122	(596) Maintenance of Street Lighting and Signal Systems	1,558,854	1,099,909
123	(597) Maintenance of Meters	615,686	732,548
124	(598) Maintenance of Miscellaneous Distribution Plant	94,812	482,433
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	25,906,963	28,099,243
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	49,803,059	56,318,416
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	2,018,402	1,070,452
130	(902) Meter Reading Expenses	9,561,530	9,585,672
131	(903) Customer Records and Collection Expenses	9,864,162	10,246,157
132	(904) Uncollectible Accounts	20,667,000	8,409,139
133	(905) Miscellaneous Customer Accounts Expenses	295,379	199,256
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	42,406,473	29,510,676
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	3,452,121	623,131
138	(908) Customer Assistance Expenses	7,157,235	6,127,683
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses	681,246	1,154,497
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	11,290,602	7,905,311
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	19,947	66,62
152	(921) Office Supplies and Expenses	3,227,110	4,378,63
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	42,352,297	57,561,741
156	(924) Property Insurance	1,072,501	975,051
157	(925) Injuries and Damages	3,173,080	517,016
158	(926) Employee Pensions and Benefits	45,473	-44,662
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses		
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	102,471	113,613
163	(930.2) Miscellaneous General Expenses	-22,365,008	287,993
164	(931) Rents	5,339,034	5,829,415
165	TOTAL Operation (Enter Total of lines 151 thru 164)	32,966,905	69,685,427
166	Maintenance		
167	(935) Maintenance of General Plant	299,037	319,911
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	33,265,942	70,005,338
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	697,660,345	603,692,186

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	12/31/2000
2. Total Regular Full-Time Employees	0
3. Total Part-Time and Temporary Employees	0
4. Total Employees	0

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 320 Line No.: 1 Column: Prd End

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, all of Penelec's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1,1999. For this purpose, GPU Service Inc., has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Niagara Mohawk Power Corp.	RQ				
2	Pennsylvania Power & Light	RQ				
3	New York State Electric & Gas	RQ	1			
4	Wellsboro Electric Co.	RQ				
5	UGI Corporation	RQ				
6	Tri County Electric Coop	RQ				
7	American Hydro-Oakland Dam	RQ				
8	American Hydro-Warrior Ridge	RQ				
9	Hammermill Paper Group	OS				
10	Indiana University of Pennsylvania	OS				
11	General Electric Corp	OS				
12	Erie Coke	OS				
13	Piney Creek	OS				
14	Proctor and Gamble	OS				
	Total					

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
282			9,260	33,904		43,164	1
1,729				138,847		138,847	2
1,823				282,693		282,693	3
122				7,954		7,954	4
1				137		137	5
81				7,466		7,466	6
1,324				94,513		94,513	7
5,796				409,945		409,945	8
1,282				33,508		33,508	9
120,086				4,889,893		4,889,893	10
43,283				951,843		951,843	11
				-272		-272	12
268,825				19,987,355		19,987,355	13
9,310				207,364		207,364	4
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW): Average Monthly NCP Demand (e)	Actual Demand (MW): Average Monthly CP Demand (f)
1	Northeast Borough	OS				
2	Air Products & Chemicals-Cambria Cogen	OS				
3	Frontier Energy (Ringgold)	OS				
4	Conemaugh Dam	OS				
5	Corry Sewage	OS				
6	Ebensburg Power Corp.	OS				
7	Windmill Customers	OS				
8	Yough Hydro	OS				
9	Scrubgrass Generating Co.	OS				
10	Colver	OS				
11	Lakeview	OS				
12	Allegheny Electric Cooperative, Inc.	OS				
13	Constellation Power Sources	OS				
14	Detriot Edison	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
175				7,876		7,876	1
716,562				60,048,532		60,048,532	2
72,850				5,285,879		5,285,879	3
47,479				3,194,858		3,194,858	4
5				157		157	5
402,687				31,967,870		31,967,870	6
51				1,124		1,124	7
37,651				2,062,498		2,062,498	8
657,257				47,875,365		47,875,365	9
693,860				43,573,963		43,573,963	10
40,910				1,149,575		1,149,575	11
20,699				281,490		281,490	12
49,600				1,243,727		1,243,727	13
4,000				193,841		193,841	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2.. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Edison Mission	OS				
2	DTE Co-Energy	OS				
3	Enron Power Marketer	OS	1			
4	AEP Power Marketing	OS	1			
5	Morgan Stanley	OS				
6	Koch Power Services	OS				
7	Merrill Lynch	OS				
8	Merchant Energy Group	OS				
9	Pennsylvania Power & Light	OS				
10	Public Service Electric & Gas	OS	1	9	9	9
11	PG&E Energy Trading	OS				
12	NYSEG	OS				
13	New York Power Authority	OS				
14	Rainbow Energy Marketing	OS				
	Total					

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
85,600			24,179,633	5,603,200		29,782,833	1
17,850				468,936		468,936	2
689,700				20,561,221		20,561,221	3
1,818,672				75,777,467		75,777,467	4
464,000				38,883,378		38,883,378	5
52,000				1,692,800		1,692,800	6
1,234,267				39,786,336		39,786,336	7
175,200				5,563,802		5,563,802	8
			558			558	9
229,600			104,753	7,840,728		7,945,481	10
46,403				1,377,840		1,377,840	11
							12
18,908			152,971	81,352		234,323	13
16,350				342,450		342,450	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Reliant Energy Service	OS				
2	Select Energy	OS				
3	Sithe	OS				
4	Sempra	OS				
5	Southern Energy Trading	OS				
6	William Energy Service	OS				
7	PECO Energy	OS		6	6	6
8	TXU Energy Trading	OS				
9	Virginia Power	OS				
10	Amergen	OS				
11	PJM Interconnection	OS				
12	GPU Energy companies	OS				
13	NUG Deferred Costs	OS				
14	Loss on Futures Contracts & Options	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
338,150			14,200,209	10,967,651		25,167,860	1
620,825				17,119,583		17,119,583	2
			9,924,696	2,052		9,926,748	3
183,200				5,365,515		5,365,515	4
152,000				4,941,480		4,941,480	5
85,302				7,960,323		7,960,323	6
45,600			79,509	1,444,200		1,523,709	7
48,800				1,882,000		1,882,000	8
232,800				10,100,753		10,100,753	9
1,786,153				47,607,665		47,607,665	10
			-64,996		33,276,309	33,211,313	11
					2,634,353	2,634,353	12
					-77,081,248	-77,081,248	13
					1,679	1,679	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW): Average Monthly NCP Demand (e)	Actual Demand (MW): Average Monthly CP Demand (f)
1	Futures & Options Commission Expense	OS				
2	Energy-Option Amortization Expense	OS				
3	Capacity-Option Amortization Expense	OS				
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
				298,146		298,146	1
				7,856,966		7,856,966	2
			117,015			117,015	3
							4
							5
							6
							7
							8
							9
							10
							11
							12
							13
							14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

Borderline customers, Lines 1 through 6.

Schedule Page: 326 Line No.: 7 Column: a

Represents power purchased from non-utility generation (NUG).
Page 326, Lines 7 through 14.
Page 326.1, Lines 1 through 12.

Schedule Page: 326.1 Line No.: 12 Column: a

Represents power purchased from energy suppliers.
Page 326.1, lines 13 & 14.
Page 326.2, lines 1 through 14.
Page 326.3, lines 1 through 11.

Schedule Page: 326.3 Line No.: 11 Column: a

Represents power purchased from PA-NJ-MD interconnections of nonutility generation from Pennsylvania Power & Light.

Schedule Page: 326.3 Line No.: 11 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 12 Column: a

GPU Companies include, in addition to the respondent, Jersey Central Power & Light and Metropolitan Edison Company, both of which are affiliates of the respondent.

Schedule Page: 326.3 Line No.: 12 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 13 Column: l

Represents incremental NUG operating costs incurred above amounts reflected in current rates.

Schedule Page: 326.3 Line No.: 14 Column: l

Represents the loss derived from the liquidation of energy futures contracts.

Schedule Page: 326.4 Line No.: 1 Column: k

Represents commission expense on purchase options and futures contracts.

Schedule Page: 326.4 Line No.: 2 Column: k

Represents amortization of energy related purchase option expense.

Schedule Page: 326.4 Line No.: 3 Column: j

Represents amortization of capacity related purchase option expense.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i.e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Allegheny Electric Cooperative, Inc.	New York Power Authority	Allegheny Electric Cooperative	LF
2	Allegheny Electric Cooperative, Inc	Susquehanna Electric Station	Allegheny Electric Cooperative	LF
3	Metropolitan Edison Company	New York Power Authority	Metropolitan Edison Company	LF
4	American Municipal Power - Ohio, Inc.	New York Power Authority	Cleveland Electric Illuminating	LF
5	Allegheny Electric Cooperative, Inc	New York Power Authority	PP&L, PECO, & APS	LF
6	Borough of Berlin	New York Power Authority	Borough of Berlin	LF
7	Borough of Hooversville	New York Power Authority	Borough of Hooversville	LF
8	West Penn Power Company	West Penn Company	West Penn Company	LF
9	PJM - Network Integrated Transmission	PJM Network	PJM Network	OS
10	PJM - Other Transmission	Various	Various	OS
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from. designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
70	New York - PA Line	Various		181,187	181,187	1
45	Not Specified	Various		1,808,054	1,717,651	2
26	New York - PA Line	Metropolitan Edison		13,639	13,639	3
74	New York - PA Line	Ohio - PA Line		8,538	8,538	4
81	New York - PA Line	Various		296,071	296,071	5
6	New York - PA Line	Berlin Substation		1,169	1,169	6
8	New York - PA Line	Hooversville		522	522	7
9	Piney/Blairsville	Elko/Shingletown		1,429,977	1,429,977	8
	PJM Network	PJM Network				9
	Various	Various				10
						11
						12
						13
						14
						15
						16
						17
			0	3,739,157	3,648,754	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
1,037,774			1,037,774	1
5,992,542			5,992,542	2
15,023			15,023	3
	1,601,348		1,601,348	4
	91,091		91,091	5
3,962			3,962	6
1,768			1,768	7
251,189			251,189	8
11,455,435			11,455,435	9
2,556,947			2,556,947	10
				11
				12
				13
				14
				15
				16
				17
21,314,640	**1,692,439**	**0**	**23,007,079**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 1 Column: h

Not specified - Lines 1 through 10.

Schedule Page: 328 Line No.: 3 Column: a

Metropolitan Edison Company is an affiliated Company.

Schedule Page: 328 Line No.: 3 Column: c

Metropolitan Edison Company is an affiliated Company.

Schedule Page: 328 Line No.: 5 Column: c

Pennsylvania Power & Light, Philadelphia Electric Company, and Allegheny Power System.

Schedule Page: 328 Line No.: 9 Column: i

MWH will be reported for Pennsylvania Electric Company by PJM Interconnection in FERC Form 582.

Schedule Page: 328 Line No.: 9 Column: j

MWH will be reported for Pennsylvania Electric Company by PJM Interconnection in FERC Form 582.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Billing Order Write-Offs	143,521
7	Legal Settlement	-10,008
8	Bank Fees	93,567
9	Outside Director Costs	17,246
10	Phase II Restructuring Order	-21,549,636
11	Miscellaneous	-1,059,698
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	-22,365,008

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 335 Line No.: 10 Column: b

Net impact of Phase II restructuring order from the PA Public Utility Commission dated December 20, 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant	3,942,474			3,942,474
4	Hydraulic Production Plant-Conventional	-1,140,622			-1,140,622
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	5,636,780			5,636,780
8	Distribution Plant	35,497,411	2,436,610		37,934,021
9	General Plant	8,732,684			8,732,684
10	Common Plant-Electric				
11	TOTAL	52,668,727	2,436,610		55,105,337

B. Basis for Amortization Charges

FMIS	10.00%	$ 1,099, 029
Enterprise	14.29%	$ 1,336,227
Risk Management	10.00%	$ 1,354

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	INTANGIBLES						
13	303-FMIS	10,990				AMORTIZED	
14	303.3-Enterprise	9,349				AMORTIZED	
15	303.6-Risk Management	27				AMORTIZED	
16	subtotal	20,366					
17	TRANSMISSION						
18	350	11,019	66.67		1.50	SQ	49.90
19	352	5,343	46.08		2.17	R 3.0	24.00
20	353	82,961	44.84		2.23	R 3.0	21.50
21	354	25,719	59.52		1.68	R 3.0	25.90
22	355	50,057	50.76		1.97	R 2.5	27.80
23	356	86,731	52.08		1.92	R 2.0	26.80
24	356.1	10,334	58.14		1.72	SQ	29.60
25	357	4	45.87		2.18	R 3.0	9.90
26	359	7	64.10		1.56	SQ	33.00
27	subtotal	272,175					
28							
29	DISTRIBUTION						
30	360	16,241	36.10		2.77	SQ	24.10
31	361	11,102	50.25		1.99	R 3.0	27.30
32	362	152,353	59.76		1.97	R 1.0	31.30
33	364	294,876	45.66		2.19	R 1.0	35.70
34	365	333,337	46.51		2.15	R 1.0	35.30
35	365.1	15,398	62.11		1.61	SQ	41.80
36	366	29,233	69.44		1.44	R 3.0	43.60
37	367	93,599	43.67		2.29	R 1.5	33.90
38	368	175,358	35.97		2.78	S 0.0	25.00
39	369	42,346	36.36		2.75	R 0.5	20.70
40	369.1	38,305	36.10		2.77	R 3.0	25.20
41	370	52,204	26.74		3.74	R 2.0	21.30
42	371	-13	51.02		1.96	R 2.0	14.50
43	371.1	28,538	16.84		5.94	O1	10.40
44	371.2	224	20.41		4.90	SQ	18.60
45	371.23	148	10.37		9.64	SQ	8.50
46	372	216	36.50		2.74	SQ	9.20
47	373	23,278	20.20		4.95	O1	10.90
48	subtotal	1,306,743					
49							
50							

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	GENERAL						
13	389	9	88.50		1.13	SQ	18.50
14	390	45,694	49.50		2.02	S 0.0	35.80
15	391.1	7,247	30.03		3.33	Amortized	
16	391.2	4,467	30.03		3.33	Amortized	
17	391.3	10,710	3.00		33.33	Amortized	
18	393	1,627	34.97		2.86	Amortized	
19	394	10,592	40.00		2.50	Amortized	
20	395	7,414	44.05		2.27	Amortized	
21	396	4,506	19.49		5.13	S 1.0	5.70
22	397	55,741	26.60		3.76	S 2.0	16.20
23	398	4,267	30.96		3.23	Amortized	
24	subtotal	152,274					
25							
26	CLEARING ACCOUNTS						
27	392.2	23				SQ	
28	392.3	22	88.50		1.13	SQ	93.50
29	392.4	3,579	24.04		4.16	R 1.5	17.60
30	392.5	840	24.04		4.16	R 1.5	17.60
31	subtotal	4,464					
32							
33	TOTAL	1,756,022					
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(a) Miscellaneous Amortization - Account 425	
2		
3	(b) Miscellaneous Income Deductions - Account 426	
4		
5	Donations - Account 426.1	
6	United Way	80,010
7	Emergency and Community Services	330,100
8	Educational Programs	2,850
9	Cultural Development	5,100
10	Community Cornerstone Grants	14,500
11	Utility Services Agencies	75,000
12	Other	5,476
13		
14	Total - 426.1	513,036
15		
16	Life insurance - Account 426.2	-501,647
17		
18		
19	Total - 426.2	-501,647
20		
21	Penalties - Account 426.3	
22	Tax penalties-Prior Yr. Accrual Reversal	-6,900,000
23	Miscellaneous items less than 5%	813
24		
25	Total - 426.3	-6,899,187
26		
27	Expenditures for Certain Civic, Political,	
28	and Related Activities - Account 426.4	
29	Expenses for services provided by GPU on	
30	behalf of Pennsylvania Electric Company	917,512
31	Miscellaneous items less than 5%	
32		
33	Total - 426.4	917,512
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Other Deductions - 426.5	
2	Other Regulatory Asset - TMI 2 Decommissioning	3,767,513
3	Write off Net Present Value - GPU Nuclear Lease	649,000
4	Miscellaneous items less than 5%	-26,068
5		
6	Total - 426.5	4,390,445
7		
8	(c) Interest on Debt to Associated Companies - 430	
9	Deferrable interest on subordinated debentures	
10	to Penelec Capital II L.P. 8.75%	6,826,647
11		
12	Total - 430	6,826,647
13		
14	(d) Other Interest Expense - Account 431	
15	FIT Deficiency	3,328,100
16	FIT Deficiency - MIPS	53,696
17	DOE Spent Nuclear Fuel Fee (5.525%-6.257%)	1,010,781
18	Customer Deposits (4.89%res. & 6.00 %Non-res.)	246,752
19	Deferred Compensation	583
20	Interest Accrued on STD	5,020,236
21	RCA Fee Accrual	82,246
22	Miscellaneous - Various Items	258,989
23		
24	Total - 431	10,001,383
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	Federal Energy Regulatory Commission :				
2					
3	Annual Assessment	405,061		405,061	
4					
5	AEC v. Penelec				
6	EL00-88-00		26,438	26,438	
7					
8	Pennsylvania Public Utility Commission:				
9					
10	Annual Assessment	1,311,254		1,311,254	
11					
12	Restructuring - Phase 2				
13	Docket #R-974009		52,418	52,418	
14					
15	Competitive Default Services				
16	Docket #R-974009		117,894	117,894	
17					
18	New York Public Service Commission				
19					
20	Restructuring		25,143	25,143	
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,716,315	221,893	1,938,208	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
							2
Electric	921	405,061					3
							4
							5
Electric	923	26,438					6
							7
							8
							9
Electric	408	1,311,254					10
							11
							12
Electric	923	52,418					13
							14
							15
Electric	923	117,894					16
							17
							18
							19
Electric	923	25,143					20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		1,938,208					46

Schedule Page: 350 Line No.: 8 Column: a

Amounts identified for individual cases do not include all costs incurred. Only incremental costs above a certain threshold were included.

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production			
4	Transmission			
5	Distribution			
6	Customer Accounts			
7	Customer Service and Informational			
8	Sales			
9	Administrative and General			
10	TOTAL Operation (Enter Total of lines 3 thru 9)			
11	Maintenance			
12	Production			
13	Transmission			
14	Distribution			
15	Administrative and General			
16	TOTAL Maint. (Total of lines 12 thru 15)			
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)			
19	Transmission (Enter Total of lines 4 and 13)			
20	Distribution (Enter Total of lines 5 and 14)			
21	Customer Accounts (Transcribe from line 6)			
22	Customer Service and Informational (Transcribe from line 7)			
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)			
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)			
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)			
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant			
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)			
69	Plant Removal (By Utility Departments)			
70	Electric Plant			
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)			
74	Other Accounts (Specify):			
75				
76				
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts			
96	TOTAL SALARIES AND WAGES			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 354 Line No.: 96 Column: d

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, all of Penelec's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1, 1999. For this purpose, GPU Service Inc., has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	
4	Nuclear	
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	
10	Purchases	11,539,107
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	3,739,157
17	Delivered	3,648,754
18	Net Transmission for Other (Line 16 minus line 17)	90,403
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	11,629,510

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	13,195,866
23	Requirements Sales for Resale (See instruction 4, page 311.)	423,989
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,461,511
25	Energy Furnished Without Charge	-5,037,599
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	
27	Total Energy Losses	585,743
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	11,629,510

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	1,031,340	213,540	2,583	17	1900
30	February	936,701	246,005	2,469	2	1900
31	March	899,373	225,954	2,300	2	1900
32	April	698,152	17,838	2,189	13	900
33	May	855,339	151,304	2,319	9	1400
34	June	1,082,856	256,183	2,440	26	1800
35	July	1,025,646	260,511	2,482	31	1500
36	August	1,141,041	237,481	2,458	9	1400
37	September	1,030,534	223,482	2,325	1	1400
38	October	1,059,237	255,494	2,139	9	2000
39	November	1,079,792	224,022	2,316	20	1800
40	December	789,499	149,697	2,517	21	1900
41	TOTAL	11,629,510	2,461,511			

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 401 Line No.: 25 Column: b

Energy Furnished Without Charge:
Represents <5,037,599> Mwh included in line 22, Sales to Ultimate Customers, that were delivered and billed to Shopping Customers and provided by external suppliers.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 1?., Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH On Structures of Another Line (g)	Number Of Circuits (h)
1	Conemaugh	Juniata	500.00		ST	106.27		1
2	Keystone	Conemaugh	500.00		ST	25.87		1
3	Keystone	Juniata	500.00		ST	102.51		1
4	Keystone Corridor							
5								
6	Test	Wayne	345.00		WPCF	113.67		1
7	Wayne	Erie West	345.00		ST	7.28		1
8	Erie South	Erie West	345.00		ST	21.12		1
9	Erie West	Ohio State	345.00		ST	2.15		1
10	Erie West	Ohio State	345.00		STHF	5.02		1
11								
12								
13	Seward	Johnstown	230.00		WPHF	6.67		1
14	Glade	Seneca	230.00		WPHF	0.70		1
15	Homer City	Seward	230.00		WPHF	13.59		1
16	Homer City	Seward	230.00		ST	1.17		1
17	Shawville(PPL)	Chapman	230.00		WPHF	11.97		1
18	Homer City	Johnstown	230.00		WPHF	18.85		1
19	Homer City	Johnstown	230.00		ST	0.43		1
20	E. Towanda	Peckville	230.00		WPHF	48.58		1
21	Erie South	Erie East	230.00		WPHF	13.66		1
22	Forest	Erie South	230.00		WPHF	61.78		1
23	Homer City	Hooversville	230.00		WPHF	33.01		1
24	Homer City	Hooversville	230.00		ST	1.47		1
25	Lewistown	Middletown Jct.	230.00		WPHF	0.27		1
26	Lewistown	Middletown Jct.	230.00		ST	30.46		1
27	Shawville	E. Towanda	230.00		WPHF	106.04		1
28	Shawville	E. Towanda	230.00		ST	0.07		1
29	Glade	Forest	230.00		WPHF	35.69		1
30	Shawville	Shingletown	230.00		WPHF	5.68		1
31	Shawville	Shingletown	230.00		ST	35.03		1
32	Shingletown	Lewistown	230.00		WPHF	5.44		1
33	Shingletown	Lewistown	230.00		ST	20.70		1
34								
35								
36					TOTAL	2,713.48	12.50	49

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
2493 MCM ACSR	1,488,798	13,474,840	14,963,638					1
2493 MCM ACSR	417,920	4,058,879	4,476,799					2
2493 MCM ACSR	1,427,340	12,403,429	13,830,769					3
	210,444		210,444					4
								5
2493 MCM ACSR	1,465,495	8,743,726	10,209,221					6
2493 MCM ACSR								7
1033.5 MCM AR	441,227	2,757,381	3,198,608					8
1033.5 MCM AR	3,053	685,431	688,484					9
1033.5 MCM AR								10
								11
								12
1033.5 MCM AR	65,673	335,463	401,136					13
2493 MCM ACSR		36,971	36,971					14
636 MCM ACSR	153,558	895,384	1,048,942					15
636 MCM ACSR								16
1033.5 MCM AR		338,190	338,190					17
636 MCM ACSR	204,223	1,405,039	1,609,262					18
636 MCM ACSR								19
1033.5 MCM AR	276,877	1,490,941	1,767,818					20
1033.5 MCM AR	155,108	430,666	585,774					21
1033.5 MCM AR	569,099	1,840,364	2,409,463					22
1590 MCM ACSR	571,558	3,613,166	4,184,724					23
1590 MCM ACSR								24
1033.5 MCM AR	348,535	1,192,410	1,540,945					25
1033.5 MCM AR								26
1033.5 MCM AR	767,902	4,707,595	5,475,497					27
1033.5 MCM AR								28
1033.5 MCM AR	101,273	1,181,072	1,282,345					29
1033.5 MCM AR	256,016	1,544,516	1,800,532					30
1033.5 MCM AR								31
1033.5 MCM AR								32
1033.5 MCM AR	359,065	1,119,923	1,478,988					33
								34
								35
	22,201,574	162,993,449	185,195,023	246,028	2,268,971		2,514,999	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH On Structures of Another Line (g)	Number Of Circuits (h)
1	Erie East	Dunkirk	230.00		WPHF	4.48		1
2	East Towanda	Hillside	230.00		WPHF	21.52		1
3	Raystown	Lewistown	230.00		WPHF	0.08		1
4	Altoona	Lewistown	230.00		ST	16.97		1
5	Johnstown	Altoona	230.00		WPHF	35.06		1
6	Johnstown	Altoona	230.00		ST	1.17		1
7	Johnstown	Bethlehem Steel	230.00		WPCF	1.45	5.45	1
8	Keystone	Homer City	230.00		WPCF	12.53		1
9	Keystone	Homer City	230.00		ST	0.51		1
10	Lewistown	Yeagertown #1	230.00		WPCF	3.97		1
11	Lewistown	Yeagertown #1	230.00		ST	0.73	0.51	1
12	Shawville	Elko	230.00		WPHF	28.55		1
13	Forest	Elko	230.00		WPHF	11.77		1
14	Lewistown	Yeagertown #2	230.00		WPHF	4.10	1.20	1
15	Glade Tap	Lewis Run	230.00		WPHF	21.48		1
16	Raystown	Lewistown	230.00		ST	27.26		1
17								
18								
19	Blairsville	Social Hall	138.00		WPHF	4.80		1
20	Roxbury	Guilford	138.00		WPHF	5.57		1
21	Brookville	Elko	138.00		WPHF	0.54		1
22	Brookville	New Bethlehem	138.00		WPHF	0.54		1
23								
24								
25	115 KV Lines					1,315.89	1.08	
26	115 KV UG Circuit							
27								
28								
29	46 KV Lines					359.33	4.26	
30	46 KV UG Circuit					0.03		
31								
32	Acct 563 and 571							
33								
34								
35								
36					TOTAL	2,713.48	12.50	49

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. *Designate any transmission line leased to another company and give name of Lessee*, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1033.5 MCM AR	34,804	129,600	164,404					1
1033.5 MCM AR	160,473	716,112	876,585					2
1033.5 MCM AR								3
1033.5 MCM AR	319,203	978,046	1,297,249					4
1033.5 MCM AR	478,884	1,940,538	2,419,422					5
1033.5 MCM AR								6
1033.5 MCM	4,543	1,052,739	1,057,282					7
636 MCM ACSRR	169,386	1,183,925	1,353,311					8
636 MCM ACSR								9
1033.5M ACSR	164,469	762,076	926,545					10
1033.5 MCM AR								11
1033.5 MCM AR	265,283	1,077,000	1,342,283					12
1033.5 MCM AR	90,369	787,096	877,465					13
1033.5 MCM AR		262,295	262,295					14
1590 MCM AR	13,112	3,623,791	3,636,903					15
1033.5 MCM AR	88,801	1,736,864	1,825,665					16
								17
								18
636 MCM ACSR	55,955	193,208	249,163					19
636 MCM ACSR	30,303	179,354	209,657					20
636 MCM ACSR	6,540	46,055	52,595					21
636 MCM ACSR	5,359	82,338	87,697					22
								23
								24
	8,962,709	69,442,256	78,404,965					25
								26
								27
								28
	2,068,217	16,544,770	18,612,987					29
								30
								31
				2[illegible],028	2,268,971		2,514,999	32
								33
								34
								35
	22,201,574	162,993,449	185,195,023	246,028	2,268,971		2,514,999	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning Transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.

2. Provide separate subheadings for overhead and under- ground construction and show each transmission line separately. If actual costs of competed construction are not readily available for reporting columns (l) to (o), it is permissible to report in these columns the

Line No.	LINE DESIGNATION			Line Length in Miles	SUPPORTING STRUCTURE		CIRCUITS PER STRUCTURE	
	From (a)		To (b)	(c)	Type (d)	Average Number per Miles (e)	Present (f)	Ultimate (g)
1	Green Garden	ESG Line		3.04	Single Pole	22.00	1	1
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36								
37								
38								
39								
40								
41								
42								
43								
44	TOTAL			3.04		22.00	1	1

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).

3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

CONDUCTORS			Voltage KV (Operating)	LINE COST				Line No.
Size (h)	Specification (i)	Configuration and Spacing (j)	(k)	Land and Land Rights (l)	Poles, Towers and Fixtures (m)	Conductors and Devices (n)	Total (o)	
795 KCMK	ACSR		115		2,558,704		2,558,704	1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
					2,558,704		2,558,704	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Allegheny, Stonycreek Township	D-U	115.00	22.86	
2	Athens	D-U	34.50	4.80	
3	Bedford North, Bedford Township	D-U	115.00	23.00	
4			23.00	12.47	
5	Bethlehem-Gillen, Jackson Township	D-U	46.00	23.00	
6	Birmingham, Tyrone Township	D-U	46.00	34.50	
7	Blairsville East, Blairsville Borough	D-U	132.00	115.00	
8			115.00	22.86	
9	Boyer, Harborcreek Township	D-U	34.50	12.50	
10	Bradford-South, Bradford Township	D-U	34.50	12.47	
11			34.50	8.32	
12			34.50	4.16	
13	Brookville, Knox Township	D-U	132.00	34.50	
14	Buffalo Road, Lawrence Park Township	D-U	115.00	34.50	
15			34.50	12.50	
16	Cambria County Prison, Cambria Township	D-U	46.00	12.47	
17	Carlisle Pike, Shippensburg Township	D-U	115.00	23.00	
18	Catherine Street, City of Corry	D-U	34.50	12.50	
19	Central City West, Shade Township	D-U	115.00	22.86	
20	Central Erie, City of Erie	D-U	34.50	11.50	
21	Chestnut Street, City of Erie	D-U	34.50	12.50	
22			12.50	4.16	
23	Clark Road, City of Meadville	D-U	34.50	12.50	
24	Clark Summit, Cornplanter Township	D-U	115.00	34.50	
25			115.00	23.00	
26			34.50	12.47	
27	Claysburg, Greenfield Township	D-U	115.00	46.00	4.80
28			115.00	23.00	
29	Collinsville, City of Altoona	D-U	46.00	12.47	
30	Converter, City of Johnson	D-U	115.00	13.80	
31			13.80	0.20	
32	Cooper, West Taylor Township	D-U	115.00	22.86	
33	Corry Central, City of Corry	D-U	34.50	12.50	
34			34.50	4.16	
35	Corry East, Columbus Township	D-U	115.00	34.50	
36			34.50	12.47	
37	Currysville, Woodbury Township	D-U	115.00	23.00	
38	Dixonville East, Green Township	D-U	115.00	22.86	
39	Downing Avenue, City of Erie	D-U	115.00	34.50	
40			34.50	12.47	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
42	2					1
13	1					2
47	2					3
		1				4
14	1					5
14	1	1				6
112	1					7
43	2					8
14	2					9
5	1					10
5	3					11
5	1					12
42	2					13
100	2					14
7	1					15
14	1					16
60	2					17
14	2					18
25	1					19
27	1					20
7	1					21
5	1					22
14	2					23
30	3					24
20	3					25
6	1					26
30	3	1				27
25	1					28
29	2					29
80	2					30
	1					31
75	7					32
14	1					33
5	1					34
37	2					35
7	1					36
30	1					37
25	1					38
50	1					39
7	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1			34.50	12.50	
2	Dubois	D-U	115.00	34.50	
3	East Altoona, Logan Township	D-U	46.00	12.47	
4	East Pike, White Township	D-U	115.00	22.86	
5	East Sayre, Athens Township	D-U	115.00	34.50	
6	Ebensburg	D-U	46.00	12.47	
7			46.00	4.16	
8	Eclipse, Sugarcreek Township	D-U	115.00	34.50	
9			34.50	12.47	
10	Edgewood, Center Township	D-U	115.00	22.86	
11	Edinboro	D-U	34.50	12.50	
12	Edinboro South, Venango Township	D-U	115.00	34.50	
13			34.50	12.50	
14	Eldorado, Allegheny Township	D-U	46.00	34.50	
15			46.00	12.47	
16	Elm Street, City of Warren	D-U	115.00	34.50	
17	Fairview, Fairview Boro	D-U	34.50	12.50	
18		D-U	34.50	4.16	
19	Fairview, City of Altoona	D-U	46.00	12.47	
20	Fairview East, Fairview Township	D-U	115.00	34.50	
21	Farmers Valley, Keating Township	D-U	115.00	34.50	
22			34.50	12.47	
23	Franklin	D-U	34.50	12.47	
24			34.50	4.16	
25	Franklin West, City of Franklin	D-U	34.50	4.16	
26			34.50	2.40	
27	French Road, Millcreek Township	D-U	115.00	34.50	
28			34.50	12.50	
29	Front Street, City of Erie	D-U	34.50	11.50	
30	Garman, Susquehanna Township	D-U	115.00	34.50	
31	Geneva, Greenwood Township	D-U	115.00	34.50	
32			115.00	12.50	
33	Girard	D-U	34.50	4.16	
34	Glenwood, City of Erie	D-U	34.50	12.50	
35			34.50	4.16	
36	Glory, Pine Township	D-U	115.00	34.50	
37			34.50	22.86	
38	Gold, Ulysses Township	D-U	115.00	12.40	
39	Grandview, Cornplanter Township	D-U	115.00	34.50	
40			34.50	12.47	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
7	1					1
97	5					2
14	1					3
42	2					4
125	2	1				5
14	1					6
4	1	1				7
55	4					8
6	1					9
25	1					10
14	2					11
82	4					12
6	1					13
		1				14
28	2					15
50	1					16
7	1					17
4	1					18
28	2					19
112	2					20
45	2					21
5	3	1				22
6	1					23
6	1					24
4	1					25
7	1					26
180	7					27
14	1					28
27	1					29
50	1					30
30	1					31
45	2					32
10	2					33
7	1					34
6	1	1				35
28	1					36
11	1					37
10	3	1				38
25	1					39
6	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Green Garden, City of Erie	D-U	115.00	34.50	
2			34.50	12.50	
3			34.50	4.16	
4	Greenwood, Logan Township	D-U	46.00	12.47	
5	Grover, Canton Township	D-U	230.00	34.50	
6	Harvey Run, Sandy Township	D-U	115.00	34.50	
7	Haynie, Elk Township	D-U	115.00	34.50	
8	Hilltop, Daisytown Borough	D-U	115.00	22.86	
9	Hollidaysburg	D-U	46.00	12.47	
10	Hooversville	D-U	230.00	120.00	
11			115.00	22.86	
12	Huntingdon	D-U	46.00	12.47	
13	Hydracon, City of Altoona	D-U	46.00	12.47	
14	Kearsarge, Millcreek Township	D-U	34.50	12.50	
15			34.50	4.16	
16	L & R, Derry Township	D-U	46.00	12.47	
17			46.00	4.16	
18	Lake City	D-U	34.50	12.50	
19			34.50	4.16	
20	Laurel Lake, Silver Lake Township	D-U	115.00	34.50	
21			34.50	12.50	
22	Laurel Pipe Line, Blair Township	D-U	46.00	12.47	
23			46.00	2.40	
24	Lenox	D-U	115.00	34.50	
25			34.40	12.47	
26	Lewis Run, Bradford Township	D-U	230.00	115.00	
27			230.00	34.50	
28			115.00	34.50	
29			34.50	8.32	
30	Lewistown Ind. Park, Granville Township	D-U	46.00	12.47	
31	Logan, Derry Township	D-U	46.00	34.50	
32	Lowell Avenue, Millcreek Township	D-U	34.50	12.50	
33			34.50	4.16	
34	Lucerne, Center Township	D-U	115.00	22.86	
35	Madera, Bigler Township	D-U	115.00	34.50	
36	Mansfield	D-U	115.00	34.50	
37			34.50	4.80	
38	McKean	D-U	34.50	12.50	
39	Meadville	D-U	34.50	4.16	
40	Mehoopany, Washington Township	D-U	115.00	13.20	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
50	1					1
57	2					2
5	1					3
14	1					4
64	1					5
25	1					6
22	1					7
60	6					8
14	1					9
200	1					10
48	2					11
28	2					12
14	1					13
14	1					14
5	1					15
14	1					16
8	1					17
6	1					18
5	1					19
28	1					20
1	3	1				21
14	1					22
5	3					23
19	3					24
4	1					25
168	1					26
56	1					27
45	2					28
2	3					29
14	1					30
11	1					31
14	1					32
6	1					33
22	1					34
47	2					35
20	1					36
3	1					37
20	1					38
28	2					39
149	3					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Meyersdale North, Summit Township	D-U	115.00	22.86	
2	Mill Street, City of Bradford	D-U	34.50	12.47	
3			34.50	2.40	
4	Montgomery Ave., Lewistown Borough	D-U	46.00	12.47	
5			46.00	4.16	
6	Morgan Street, West Mead Township	D-U	115.00	34.50	
7			34.50	12.47	
8			34.40	12.47	
9			34.50	4.16	
10	Mt. Union, Wayne Township	D-U	46.00	12.47	
11	Nanty Glo, Jackson Township	D-U	46.00	12.47	
12	Niles Valley, Delmar Township	D-U	115.00	34.50	
13	North East	D-U	34.50	12.50	
14			34.50	4.16	
15	North Meshoppen, Auburn Township	D-U	230.00	115.00	
16			115.00	34.50	
17	North Warren, Conewango Township	D-U	34.50	12.47	
18			34.50	2.40	
19	Osceola	D-U	115.00	34.50	
20			34.50	4.80	
21	Osterburg East, East St. Clair Township	D-U	115.00	23.00	
22	Oxbow, Nicholson Township	D-U	230.00	34.50	
23	Park Plaza, Logan Township	D-U	46.00	12.47	
24	Penn Mar, Addison Township	D-U	115.00	22.86	
25	Philipsburg	D-U	115.00	34.50	
26			34.50	4.16	
27	Pinecroft, Antis Township	D-U	46.00	34.50	
28	Portage	D-U	46.00	23.00	
29			46.00	12.47	
30	Powell Avenue, Millcreek Township	D-U	34.50	12.50	
31	Punxsutawney	D-U	115.00	34.50	
32			34.50	12.47	
33			34.50	4.16	
34	Rachel Hill, Richland Township	D-U	115.00	22.86	
35	Ralphton, Jenner Township	D-U	115.00	22.86	
36	Reed Street, City of Erie	D-U	34.50	12.50	
37			34.50	4.16	
38	Reeder Street, City of Johnstown	D-U	115.00	22.90	
39			115.00	22.86	
40	Reeds Gap, Tuscarora Township	D-U	115.00	24.90	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
25	1					1
5	1					2
6	1					3
6	1					4
14	1	1				5
100	3					6
10	1	1				7
		2				8
2	1					9
22	4	1				10
11	2					11
34	2					12
11	1					13
7	1					14
112	1					15
87	2					16
5	1					17
8	2					18
28	1					19
1	1					20
25	1					21
32	1					22
41	2					23
20	1					24
62	2					25
8	4	1				26
11	1	1				27
6	1					28
15	2					29
14	1					30
28	1					31
4	1					32
5	3	1				33
58	2					34
25	1					35
5	1					36
6	1					37
30	1					38
28	1					39
18	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Revloc, Cambria Township	D-U	46.00	12.47	
2	Riverside, Lewistown Borough	D-U	46.00	12.47	
3			46.00	4.16	
4	Rockwood, Black Township	D-U	115.00	22.86	
5	Rolling Meadows, Millcreek Township	D-U	115.00	34.50	
6	Sabinsville, Clymer Township	D-U	115.00	34.50	
7	Salix, Adams Township	D-U	115.00	22.86	
8	Samuel Rea Car Shop, Hollidaysburg Borough	D-U	46.00	12.47	
9	Sankertown	D-U	46.00	12.47	
10	Scalp Level, Paint Township	D-U	115.00	22.86	
11	Shade Gap, Cromwell Township	D-U	115.00	23.00	
12	Shelocta, Armstrong Township	D-U	230.00	115.00	46.20
13			115.00	23.00	
14	Smithfield	D-U	46.00	34.50	
15			46.00	12.47	
16	Snake Spring	D-U	115.00	23.00	4.80
17	Somerset	D-U	115.00	22.86	
18	South Troy, Troy Township	D-U	115.00	34.50	
19	Spangler, Barr Township	D-U	115.00	46.00	
20			46.00	12.50	
21	Springboro, Spring Township	D-U	115.00	34.50	
22	St. Benedict, West Carroll Township	D-U	46.00	12.50	
23			46.00	12.47	
24	Thompson	D-U	115.00	34.65	
25	Three Springs	D-U	115.00	23.00	
26	Tiffany, Bridgewater Township	D-U	115.00	34.50	
27			34.50	4.80	
28	Timblin	D-U	115.00	34.50	
29	Titusville	D-U	115.00	34.50	
30			115.00	22.90	
31			34.50	12.47	
32	Towanda, Boro	D-U	34.40	12.47	
33	Tower 51, Upper Yoder Township	D-U	115.00	22.86	
34			23.00	4.16	
35	Tower Hill, Rutland Township	D-U	115.00	34.50	
36	Townline Road, Millcreek Township	D-U	34.50	12.50	
37			34.50	4.16	
38	Twentieth St., City of Altoona	D-U	46.00	12.47	
39	Tyrone North, Snyder Township	D-U	115.00	46.00	4.80
40			46.00	12.47	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
22	2					1
14	1					2
5	1					3
30	1					4
50	1					5
20	4					6
30	1					7
15	3					8
14	2					9
25	1					10
25	1					11
224	1					12
22	1					13
		1				14
21	2					15
50	4					16
75	2					17
34	2					18
50	1					19
15	3	1				20
20	1					21
14	1					22
3	3					23
20	1					24
25	1					25
43	2					26
1	3					27
37	6					28
45	2					29
		1				30
11	2					31
5	1					32
42	4					33
1	3					34
50	1					35
7	1					36
6	1					37
14	1					38
67	4	1				39
11	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Two Mile Run	D-U	115.00	34.50	
2	Union City	D-U	115.00	34.50	
3			34.50	12.50	
4			34.50	4.16	
5	Utica Junction, Canal Township	D-U	115.00	34.50	
6			34.50	12.47	
7	Viscose Hill, Granville Township	D-U	46.00	12.47	
8	W & K Foundry, Blossburg Borough	D-U	34.50	12.50	
9			34.50	4.80	
10	Walnut Street, City of Erie	D-U	34.50	12.50	
11	Warren-East, Warren Borough	D-U	34.50	12.47	
12			34.50	4.16	
13	Warren-South, Meade Township	D-U	115.00	34.50	
14			34.50	12.47	
15	Waverly	D-U	34.50	8.32	
16	Westfall, Logan Township	D-U	115.00	46.00	
17			46.00	12.47	
18	Westover South, Westover Borough	D-U	115.00	34.50	
19	Whetstone, Horton Township	D-U	115.00	34.50	
20	Windber	D-U	23.00	4.16	
21	Yeagertown, Derry Township	D-U	230.00	46.00	
22			230.00	34.50	
23			46.00	34.50	
24			34.50	12.47	
25	Altoona, Frankstown Township	T-U	230.00	46.00	
26	Cambria Slope, Cambria Township	T-U	115.00	46.00	
27	East Towanda, Wyson Township	T-U	230.00	115.00	
28			115.00	34.50	
29			34.50	12.50	
30	Erie East, Northeast Township	T-U	230.00	34.50	
31	Erie South, Summit Township	T-U	345.00	230.00	
32			230.00	115.00	
33			230.00	34.50	
34			34.50	12.50	
35	Erie West, Conneaut Township	T-U	345.00	120.00	
36			115.00	34.50	
37	Forest, Ridgway Township	T-U	230.00	115.00	
38	Garrett, Sang Run #6	T-U-G	138.00	115.00	
39	Hill Valley, Shirley Township	T-U	115.00	46.00	
40	Homer City, Center Township (B)	T-U-G	345.00	230.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by *reason of sole ownership* by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
28	1					1
50	2					2
7	1					3
7	1					4
10	1					5
6	1					6
14	1					7
2	1					8
13	2					9
57	2					10
11	2					11
3	1					12
30	3					13
6	1	3				14
11	1					15
52	2					16
14	1					17
20	3					18
20	1					19
14	6	2				20
150	2					21
64	1					22
50	2					23
		1				24
150	2	1				25
50	1					26
336	2					27
125	3					28
		1				29
32	1					30
504	1					31
448	2	2				32
223	3	1				33
		1				34
224	1					35
25	1					36
150	1					37
56	1					38
25	1	1				39
560	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Jackson Road, Jackson Township	T-U	115.00	46.00	13.80
2	Johnstown, Jackson Township	T-U	230.00	120.00	
3	Keystone, Plum Creek Township	T-U	500.00	230.00	
4	Lewistown, Granville Township	T-U	230.00	46.00	
5			230.00	115.00	
6	Piney	T-U	115.00	34.50	
7	Raystown, Juniata Township	T-U	230.00	46.00	
8	Roxbury, Lurgan Township	T-U	138.00	115.00	
9			115.00	23.00	
10			115.00	22.90	
11	Saxton, Liberty Township	T-U-G	115.00	23.00	
12	Seward, East Wheatfield Township	T-U-G	230.00	115.00	
13			115.00	22.86	
14	Shawville, Bradford Township		230.00	17.20	
15			115.00	34.50	
16	Summit, Cresson Township	T-U	115.00	46.00	11.95
17			46.00	12.47	
18	Three Mile Island, Londonderry Township (C)	T-A	500.00	20.90	
19	Warren, Conewango Township Oil City	T-U-G	230.00	115.00	
20	Warren	T-U	115.00	34.50	
21			34.50	0.48	
22			13.80	2.30	
23			13.80	0.48	
24	Wayne	T-U-G	345.00	120.00	
25	Williamsburg, Woodbury Township	T-U	46.00	12.47	
26					
27					
28	All substations listed above				
29	D-U substation capacities listed above				
30	T-U and T-U-G substation capacities listed above				
31	T-A substation capacities listed above				
32					
33	Substations under 10,000 KVA capacity energy not				
34	for resale - 253 distribution substations.				
35	Substations under 10,000 KVA capacity energy not				
36	for resale - 3 transmission substations.				
37		D - Distribution			
38		T - Transmission			
39		U - Unattended			
40		A - Attended			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
71	4					1
224	1					2
786	6					3
100	2					4
		1				5
42	2					6
75	1					7
112	1					8
19	3	1				9
		1				10
22	1					11
224	1					12
45	2	1				13
230	2					14
100	2					15
62	4	2				16
7	1					17
		2				18
224	1					19
125	3					20
	1					21
2	1					22
1	1					23
224	1					24
14	2					25
						26
						27
12024						28
6407						29
5617						30
						31
						32
						33
899						34
						35
7						36
						37
						38
						39
						40

FOOTNOTE DATA

Schedule Page: 426.5 Line No.: 40 Column: a

Respondent's 50% ownership

Schedule Page: 426.6 Line No.: 18 Column: a

Respondent's 25% ownership

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Orginal (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	595,662	159,603	5,405
2	Additions During Year			
3	Purchases	25,786	4,380	271
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	25,786	4,380	271
6	Reductions During Year			
7	Retirements	22,787	935	41
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	22,787	935	41
10	Number at End of Year (Lines 1 + 5 - 9)	598,661	163,048	5,635
11	In Stock			
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use	598,661	163,048	5,635
15	In Company's Use			
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	598,661	163,048	5,635

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 3 Column: b

Represents watt-hour meters and line transformers installed during the year. Meters and transformers, at time of purchase, are included in the inventory account of GPU Service Company, an associated company. At time of installation, the equipment is transferred/sold to Pennsylvania Electric Company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.

2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote,

3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.

4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).

6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities					
2	Water Pollution Control Facilities	43,142			3,397,615	3,397,615
3	Solid Waste Disposal Costs				53,905	53,905
4	Noise Abatement Equipment					
5	Esthetic Costs				376,584	376,584
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	43,142			3,828,104	3,828,104
9	Construction Work in Progress					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	97,213	
2	*Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs*	44,619	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	*Administrative and General*		
10	Other (Identify significant)		
11	TOTAL	141,832	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

The estimates reported in column (b) are based on the following:

Line 1 is based on year-end environmental plant balances multiplied by applicable depreciation accrual rates.

Line 2 is based on ratio of environmental capital expenditures, as related to total capital expenditures multiplied by applicable FERC expense accounts.

INDEX

INDEX (continued)

Schedule	Page No.

INDEX (continued)

G-7

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [X] Conformed Copy

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1: ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

61

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Pennsylvania Power Company	Dec. 31, 2000

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Management of Pennsylvania Power Company:

We have audited the balance sheets - regulatory basis of Pennsylvania Power Company as of December 31, 2000 and 1999, and the related statements of income - regulatory basis for the years then ended, and the statements of retained earnings - regulatory basis and cash flows - regulatory basis for the year ended December 31, 2000, included on pages 110 through 123.13 of the accompanying Federal Energy Regulatory Commission Form 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 18, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and proprietary capital of Pennsylvania Power Company as of December 31, 2000 and 1999, and the results of its operations for the years then ended, and its cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is intended solely for the information and use of the board of directors and management of Pennsylvania Power Company and for filing with the Federal Energy Regulatory Commission and should not be used for any other purpose.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 16, 2001.

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of __________ for the year ended on which we have reported separately under date of __________. We have also reviewed schedules ______________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Pennsylvania Power Company		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 1 East Washington Street, P.O. 891, New Castle, PA 16103		
05 Name of Contact Person Harvey L. Wagner		06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308		
08 Telephone of Contact Person, *Including Area Code* (330) 384-5296	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* / /

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Harvey L. Wagner 02 Title Controller	03 Signature /s/ Harvey L. Wagner	04 Date Signed *(Mo, Da, Yr)* 04/27/2001
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	none
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	
17	Electric Plant Held for Future Use	214	
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	none
24	Materials and Supplies	227	
25	Allowances	228-229	
26	Extraordinary Property Losses	230	none
27	Unrecovered Plant and Regulatory Study Costs	230	none
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	*Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk*	252	
33	Other Paid-in Capital	253	
34	Discount on Capital Stock	254	none
35	Capital Stock Expense	254	none
36	Long-Term Debt	256-257	

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	none
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	none
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	none
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	none
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	none
65	Generating Plant Statistics (Small Plants)	410-411	
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	none
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Pennsylvania
May 31, 1930

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Pennsylvania

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

Pennsylvania Power Company is a wholly owned subsidiary of Ohio Edison Company, a regulated electric utility company. Ohio Edison Company is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	Chairman of the Board	H. P. Burg	[redacted]
2	President	[redacted]	
3	President	[redacted]	
4	Executive Vice President and General Counsel	[redacted]	This data has been purposely omitted herefrom
5	Vice President and General Counsel	[redacted]	
6	Vice President	J. A. Gill	
7	Vice President	E. T. Carey	
8	Vice President	A. R. Garfield	
9	Vice President and Chief Financial Officer	R. H. Marsh	
10	Vice President	G. L. Pipitone	
11	Vice President	S. F. Szwed	
12	Controller	H. L. Wagner	
13	Corporate Secretary	N. C. Ashcom	
14	Treasurer	T. C. Navin	
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Name of Respondent Pennsylvania Power Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp. (parent company of Ohio Edison Company). This footnote pertains to all amounts shown in column (c) except for lines 2 and 3 who are only employees of Pennsylvania Power Company.

Schedule Page: 104 Line No.: 2 Column: b

Resigned as President on 4/28/00.

Schedule Page: 104 Line No.: 3 Column: b

Elected President on 4/28/00.

Schedule Page: 104 Line No.: 4 Column: b

Resigned as Executive Vice President and General Counsel effective midnight 1/31/00.

Schedule Page: 104 Line No.: 5 Column: b

Elected Vice President and General Counsel on 2/1/00.

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	H. Peter Burg	FirstEnergy Corp.
2	*Chairman of the Board*	76 South Main Street, Akron, OH 44308
3		
4	Anthony J. Alexander	FirstEnergy Corp.
5		76 South Main Street, Akron, OH 44308
6		
7	Richard H. Marsh	FirstEnergy Corp.
8	Vice President and Chief Financial Officer	76 South Main Street, Akron, OH 44308
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13	Note: No Executive Committee has been appointed or elected.	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The Company did not close the stock book in 2000.	Total: 6,290,000 By Proxy: 6,290,000	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, OH 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	6,290,000	6,290,000		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	6,290,000	6,290,000		
7	Ohio Edison Company (100%)				
8	76 South Main Street				
9	Akron, OH 44308				
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Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 4 Column: d

3. In the event of accumulation of dividends in arrears equal to four quarterly dividends, the preferred stock, voting as a class shall be entitled to elect a majority of the Board of Directors and in all matters shall be entitled to one vote per share, such voting rights to cease when all dividends in arrears have been paid.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of Ohio Edison Company (Edison), and GPU,Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Edison is the parent company of Pennsylvania Power Company (Company). Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. None

5. On October 27, 1999, the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Company, Edison, The Cleveland Electric Illuminating Company and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, American Transmission Systems, Inc. (ATSI). On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltage of 345 Kv, 138 Kv and 69Kv were sold to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. See Notes 5 and 6 of Notes to Balance Sheet on pages 123.1 and 123.2 and pages 256 and 257 of this report and footnotes thereof.

7. None

8. The Company granted wage increases to employees represented by unions which provided for adjustments in hourly rates in 2000. These increases plus changes in wages of supervisory, administrative and professional employees resulted in an annual wage increase of approximately $1,518,138.

9. In 1999 and 2000, the U.S. Environmental Protection Agency issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and Edison in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

10. None

11.

12. None

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	1,148,658,253	1,124,805,289
3	Construction Work in Progress (107)	200-201	18,557,920	20,800,399
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		1,167,216,173	1,145,605,688
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	767,521,106	796,032,009
6	Net Utility Plant (Enter Total of line 4 less 5)		399,695,067	349,573,679
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	31,511,503	34,755,360
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		31,511,503	34,755,360
10	Net Utility Plant (Enter Total of lines 6 and 9)		431,206,570	384,329,039
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	3,289,340	683,696
15	(Less) Accum. Prov. for Depr. and Amort. (122)		719,180	66,920
16	Investments in Associated Companies (123)		0	33,898,641
17	Investment in Subsidiary Companies (123.1)	224-225	0	0
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		15,788,943	19,324,791
21	Special Funds (125-128)		111,718,688	119,140,078
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		130,077,791	172,980,286
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		-2,659,122	3,454,809
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		24,073	20,523
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		50,038	22,929
29	Customer Accounts Receivable (142)		22,519,409	24,400,735
30	Other Accounts Receivable (143)		8,662,458	8,222,163
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		3,537,496	628,129
32	Notes Receivable from Associated Companies (145)		15,422,998	40,945,556
33	Accounts Receivable from Assoc. Companies (146)		38,565,294	40,685,442
34	Fuel Stock (151)	227	5,818,144	1,211,056
35	Fuel Stock Expenses Undistributed (152)	227	138,933	-266,447
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	21,823,348	26,892,010
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	468,963	650,985
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	3,411,600	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		1,935,428	2,043,859
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		0	0
49	Rents Receivable (172)		87,342	445,394
50	Accrued Utility Revenues (173)		15,682,346	17,365,034
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		128,413,756	165,465,919

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		5,109,478	4,751,021
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	323,095,541	266,546,533
58	Prelim. Survey and Investigation Charges (Electric) (183)		15,010	17,032
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		308,688	477,829
61	Temporary Facilities (185)		-77,144	-2,430
62	Miscellaneous Deferred Debits (186)	233	720,919	1,018,227
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	4,277	0
65	Unamortized Loss on Reaquired Debt (189)		7,077,347	6,425,512
66	Accumulated Deferred Income Taxes (190)	234	32,584,922	34,794,254
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		368,839,038	314,027,978
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		1,058,537,155	1,036,803,222

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	PROPRIETARY CAPITAL			
2	Common Stock Issued (201)	250-251	188,700,000	188,700,000
3	Preferred Stock Issued (204)	250-251	54,104,900	54,104,900
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	26,940	26,940
7	Other Paid-In Capital (208-211)	253	-337,514	-337,514
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	11,217,584	25,460,938
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	0	0
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		253,711,910	267,955,264
15	LONG-TERM DEBT			
16	Bonds (221)	256-257	127,763,000	126,789,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	154,879,470	126,679,470
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		467,373	369,927
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		282,175,097	253,098,543
23	OTHER NONCURRENT LIABILITIES			
24	Obligations Under Capital Leases - Noncurrent (227)		21,820,570	18,243,703
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		932,579	913,590
27	Accumulated Provision for Pensions and Benefits (228.3)		32,303,756	36,004,719
28	Accumulated Miscellaneous Operating Provisions (228.4)		7,408,761	6,203,899
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		62,465,666	61,365,911
31	CURRENT AND ACCRUED LIABILITIES			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		25,823,813	21,164,954
34	Notes Payable to Associated Companies (233)		0	0
35	Accounts Payable to Associated Companies (234)		26,219,752	42,292,933
36	Customer Deposits (235)		824,665	777,712
37	Taxes Accrued (236)	262-263	21,863,382	19,250,348
38	Interest Accrued (237)		6,592,255	5,971,891
39	Dividends Declared (238)		94,083	889,854
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		272,024	389,024
43	Miscellaneous Current and Accrued Liabilities (242)		15,041,819	14,171,181
44	Obligations Under Capital Leases-Current (243)		13,851,456	16,681,981
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		110,583,249	121,589,878

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		447,963	539,835
48	Accumulated Deferred Investment Tax Credits (255)	266-267	7,265,999	4,406,949
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	112,575,411	119,093,850
51	Other Regulatory Liabilities (254)	278	13,394,407	12,750,823
52	Unamortized Gain on Reaquired Debt (257)		630,130	575,542
53	Accumulated Deferred Income Taxes (281-283)	272-277	215,287,323	195,426,627
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		349,601,233	332,793,626
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		1,058,537,155	1,036,803,222

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating Income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	383,111,677	315,731,137
3	Operating Expenses			
4	Operation Expenses (401)	320-323	183,263,251	146,056,685
5	Maintenance Expenses (402)	320-323	63,354,611	24,923,854
6	Depreciation Expense (403)	336-337	10,544,511	18,796,978
7	Amort. & Depl. of Utility Plant (404-405)	336-337	113,932	140,128
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			438,483
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		49,303,225	46,810,762
12	(Less) Regulatory Credits (407.4)		643,584	692,131
13	Taxes Other Than Income Taxes (408.1)	262-263	22,075,978	27,221,677
14	Income Taxes - Federal (409.1)	262-263	25,495,408	29,709,531
15	- Other (409.1)	262-263	10,685,340	8,723,605
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	-8,255,243	-15,293,715
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	3,354,690	3,312,582
18	Investment Tax Credit Adj. - Net (411.4)	266	-3,051,231	-3,041,311
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		6,398,877	103,078
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		343,132,631	280,378,886
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		39,979,046	35,352,251

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.
7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.
B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.
9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.
10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
[redacted]						1
382,986,865	315,606,325			124,812	124,812	2
[redacted]						3
183,263,251	146,056,685					4
63,354,611	24,923,854					5
10,516,949	18,769,416			27,562	27,562	6
113,932	140,128					7
						8
	438,483					9
						10
49,303,225	46,810,762					11
643,584	692,131					12
22,075,978	27,221,677					13
25,495,408	29,709,531					14
10,685,340	8,723,605					15
-8,255,243	-15,293,715					16
3,354,690	3,312,582					17
-3,051,231	-3,041,311					18
						19
						20
6,398,877	103,078					21
						22
343,105,069	280,351,324			27,562	27,562	23
39,881,796	35,255,001			97,250	97,250	24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		39,979,046	35,352,251
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		1,262,884	390,605
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		971,417	259,271
31	Revenues From Nonutility Operations (417)		150,052	261,975
32	(Less) Expenses of Nonutility Operations (417.1)		68,699	87,607
33	Nonoperating Rental Income (418)		3,512	-6,291
34	Equity in Earnings of Subsidiary Companies (418.1)	119		-3,302,020
35	Interest and Dividend Income (419)		2,796,510	2,100,135
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		500,615	510,445
38	Gain on Disposition of Property (421.1)		214,193	-2,884
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		3,887,650	-394,913
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	334,461	373,188
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		334,461	373,188
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	6,000	6,000
47	Income Taxes-Federal (409.2)	262-263	1,216,850	1,555,880
48	Income Taxes-Other (409.2)	262-263	394,291	458,047
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	-363,762	-867,723
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)			-69,322
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		1,253,379	1,082,882
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		2,299,810	-1,850,983
55	Interest Charges			
56	Interest on Long-Term Debt (427)		18,650,824	19,268,344
57	Amort. of Debt Disc. and Expense (428)		362,669	329,836
58	Amortization of Loss on Reaquired Debt (428.1)		940,539	1,069,450
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		54,588	54,856
61	Interest on Debt to Assoc. Companies (430)	340	420,118	103,669
62	Other Interest Expense (431)	340	116,942	601,059
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		1,004,714	464,226
64	Net Interest Charges (Enter Total of lines 56 thru 63)		19,431,790	20,853,276
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		22,847,066	12,647,992
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		22,847,066	12,647,992

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		11,217,584
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		22,847,066
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24	Preferred stock	238	-3,703,712
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-3,703,712
30	Dividends Declared-Common Stock (Account 438)		
31	Common stock - $.78 per share	238	-4,900,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-4,900,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		25,460,938

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		25,460,938
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		
50	Equity in Earnings for Year (Credit) (Account 418.1)		
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		

FOOTNOTE DATA

Schedule Page: 118 Line No.: 24 Column: c

Preferred Stock Dividends Declared:

Series	
4.25%	$ 174,462
4.24%	169,600
4.64%	278,400
7.75%	1,937,500
7.625%	1,143,750
	$3,703,712

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	22,847,066
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	10,672,255
5	Amortization of	
6	Capital Leases	18,234,244
7		
8	Deferred Income Taxes (Net)	-11,973,695
9	Investment Tax Credit Adjustment (Net)	-3,051,231
10	Net (Increase) Decrease in Receivables	-8,484,178
11	Net (Increase) Decrease in Inventory	3,355,406
12	Net (Increase) Decrease in Allowances Inventory	-182,022
13	Net Increase (Decrease) in Payables and Accrued Expenses	11,414,322
14	Net (Increase) Decrease in Other Regulatory Assets	56,549,008
15	Net Increase (Decrease) in Other Regulatory Liabilities	-643,584
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other: Decrease in Accrued Taxes	-2,613,034
19	Decrease in Accrued Interest	-620,364
20	Increase in Pension Assets	-3,576,763
21	Miscellaneous	-5,147,327
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	86,780,103
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-32,274,558
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	2,418,827
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-29,855,731
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38	Sale of Assets to Associated Companies	67,471,941
39	Investments in and Advances to Assoc. and Subsidiary Companies	-33,898,641
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	-12,550,198
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-25,522,558
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other: Miscellaneous	10,085,295
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-24,269,892
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other: Miscellaneous	-195,471
65		
66	Net Increase in Short-Term Debt (c)	
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	-195,471
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-47,600,647
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-3,703,712
81	Dividends on Common Stock	-4,900,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-56,399,830
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	6,110,381
87		
88	Cash and Cash Equivalents at Beginning of Year	-2,635,049
89		
90	Cash and Cash Equivalents at End of Year	3,475,332

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Notes to Balance Sheet

1 - UTILITY PLANT

Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs (see Note 15).

On September 1, 2000, Pennsylvania Power Company (Company) sold its transmission assets to an affiliate, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates the Company's and its affiliates' major high-voltage transmission facilities and has interconnections with other regional utilities.

2 - NUCLEAR FUEL

The Company leases all of its nuclear fuel requirements from OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Ohio Edison Company (Edison).

Minimum lease payments during the next five years are estimated to be as follows:

2001	$18,888,000
2002	12,787,000
2003	4,683,000
2004	1,720,000
2005	152,000

3 - ACCOUNTS RECEIVABLE

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

4 - LEASES

The Company leases office space and other property and equipment under cancelable and noncancelable leases.

The future minimum lease payments as of December 31, 2000, are:

	Capital Leases	Operating Leases
2001	$142,000	$ 118,000
2002	148,000	118,000
2003	111,000	118,000
2004	--	118,000
2005	--	118,000
Years thereafter	--	749,000
Total minimum lease payments	401,000	$1,339,000
Executory costs	219,000	
Net minimum lease payments	182,000	
Interest portion	12,000	
Present value of net minimum lease payments	$170,000	

5 - CAPITALIZATION

Retained Earnings --

Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $18,348,000 as of December 31, 2000.

Preferred Stock --

The Company's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

The Company's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

Long-Term Debt --

The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2000, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $974,000. The Company expects to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement. Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) during the next five years are $974,000 in 2001, $974,000 in 2002, $40,974,000 in 2003, $40,674,000 in 2004 and $974,000 in 2005.

The Company's obligations to repay certain pollution control revenue bonds are secured by a series of first mortgage bonds. The $10,300,000 pollution control revenue bond is entitled to the benefit of irrevocable bank letters of credit of $10,423,600. To the extent that drawings are made under the letters of credit to pay principal of, or interest on, the pollution control revenue bond, the Company is entitled to a credit against its obligation to repay this bond. The Company pays an annual fee of 1.25% of the amount of the letters of credit to the issuing bank and is obligated to

reimburse the bank for any drawings thereunder.

6 - SHORT-TERM BORROWINGS

The Company has a credit agreement with Edison whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement, the maximum borrowing is limited only by the availability of funds; however, the Company's borrowing under this agreement is currently limited by the Pennsylvania Public Utility Commission (PPUC) to a total of $50,000,000. Either company can terminate the agreement with six months' notice.

7 - COMMITMENTS AND CONTINGENCIES

Capital Expenditures --

The Company's current forecast reflects expenditures of approximately $153,000,000 for property additions and improvements from 2001-2005, of which approximately $28,000,000 is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $81,000,000, of which approximately $22,000,000 applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $91,000,000 and $18,000,000, respectively, as the nuclear fuel is consumed.

Nuclear Insurance --

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,500,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership interests in the Beaver Valley Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $74,000,000 per incident but not more than $8,400,000 in any one year for each incident.

The Company is also insured as to its interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $148,000,000 of insurance coverage for replacement power costs for its interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $7,400,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

Environmental Matters --

Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. Generation operations and any related additional capital expenditures for environmental compliance are the responsibility of the competitive services business unit of FirstEnergy Corp. (FirstEnergy), the parent company of Edison.

The Company is required to meet federally approved sulfur dioxide (SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Company is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and Edison in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company and Edison believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

8 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Balance Sheets as of December 31, 2000 and 1999 in the 2000 Annual Report to Stockholders.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Accumulated Deferred Income Tax - Deferred Credits	$34,794,254		$32,584,922	
Accumulated Deferred Income Tax - Deferred Debits		$34,794,254		$32,584,922
To reclassify accumulated deferred income taxes.				
Accumulated Provision for -				
Injuries & Damages	913,590		932,579	
Pensions & Benefits	36,004,719		32,303,756	
DOE Decommissioning	6,203,899		7,408,761	
Deferred Credits - Other		43,122,208		40,645,096
To reclassify injuries and damages, pensions and benefits and United States Department of Energy (DOE) Decommissioning to deferred credits.				
Deferred Credits - Other	349,439		293,797	
Special Funds		349,439		293,797
To net postretirement benefit asset (Voluntary Employee Benefit Trust) with obligation.				
Long-Term Debt	974,000		29,174,000	
Currently Payable Long-Term Debt		974,000		29,174,000
To reclassify long-term debt due within one year.				

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Utility Plant				
In Service -				
Electric Plant	$ 2,971,149		$ 5,962,874	
Nuclear Fuel	26,771,187		16,682,031	
Accumulated Provision for Amortization		$29,742,336		$22,644,905
To reclassify the accumulated amortization of capital leases.				
Cash	--		3,079,502	
Accounts Payable		--		3,079,502
To reclassify negative cash balances.				
Regulatory Liabilities - Other	12,750,823		13,394,407	
Deferred Debits -				
Customer Receivables for Future Income Taxes		11,760,518		12,404,102
Other		990,305		990,305
To net regulatory liabilities with regulatory assets.				
Prepayments	--		272,801	
Miscellaneous Current and Accrued Liability		--		272,801
To reclassify miscellaneous current and accrued liability due to debit balance.				

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Accumulated Provision for Depreciation	$ --		$ 2,185,025	
Other Regulatory Assets		$ --		$ 2,185,025
To reclassify the unamortized portion of a depreciation reserve adjustment ordered by the PPUC.				
Cash and Cash Equivalents	--		5,225,365	
Special Funds		--		5,225,365
To reclassify funds held in escrow, to be used to retire debt presently classified as current maturity.				
Materials and Supplies	1,106,834		821,674	
Deferred Debits - Other		1,106,834		821,674
To reclassify intangible asset relating to materials and supplies held under consignment.				
Accumulated Provision for Depreciation -				
Utility Plant	550,075,362		550,087,573	
Nonutility Property	46,228		46,228	
Utility Plant In Service - Electric Plant		550,075,362		550,087,573
Nonutility Property		46,228		46,228
To reclassify fair value adjustment for nuclear assets.				

Notes to Income Statement

9 - REVENUES

The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

10 - NUCLEAR FUEL

The Company amortizes the cost of nuclear fuel based on the rate of consumption.

11 - RENTAL PAYMENTS

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the two years ended December 31, 2000, are summarized as follows:

	2000	1999
Operating leases		
Interest element	$ 318,344	$ 635,750
Other	867,693	1,588,593
Capital leases		
Interest element	365,554	576,051
Other	288,610	519,534
Total rental payments	$1,840,201	$3,319,928

12 - ANNUAL REPORT TO STOCKHOLDERS

Income Statement reclassifications which have been reflected in the Company's 2000 Annual Report to Stockholders are as follows:

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Regulatory Credits	$ 643,584		$ 692,131	
Provision for Deferred Income Taxes - Operating Income	3,354,690		3,312,582	
Regulatory Debits		$3,998,274		$4,004,713

To reclassify deferred taxes related to the amortization of net regulatory assets.

	Dr.	Cr.	Dr.	Cr.
Depreciation Expense	2,185,025		233,255	
Regulatory Debits		2,185,025		233,255

To reclassify the amortization of a depreciation reserve adjustment ordered by the PPUC.

13 - TRANSACTIONS WITH AFFILIATED COMPANIES

Operating revenues and operating expenses include transactions with Edison, The Cleveland Electric Illuminating Company, The Toledo Edison Company and ATSI. Operating revenue transactions with affiliates were primarily for electric sales of $57,616,465 and $12,635,538 in 2000 and 1999, respectively; Bruce Mansfield Plant administrative and general charges of $2,909,789 and $5,329,588 in 2000 and 1999, respectively; and ground lease revenues of $654,273 from ATSI which began in 2000.

Operating expense transactions with affiliates were primarily for nuclear fuel leased from OES Fuel of $20,266,126 and $8,758,952 in 2000 and 1999, respectively; purchased power of $7,111,364 and $12,884,679 in 2000 and 1999, respectively; transmission facilities rentals (including ATSI rents which began in 2000) of $5,703,240 and $1,320,310 in 2000 and 1999, respectively; and nuclear operations administrative and general charges of $14,993,203 and $2,134,526 in 2000 and 1999, respectively. The increase in 2000 nuclear administrative and general charges reflect the Company's increased nuclear assets ownership due to the exchange of certain generating assets with Duquesne Light Company (Duquesne) in 1999.

FirstEnergy provides support services at cost to the Company and other affiliated companies, for which the Company was billed $27,400,000 and $28,300,000 in 2000 and 1999, respectively.

Notes Common to Balance Sheet, Income Statement and

Statement of Cash Flows

14 - SUPPLEMENTAL CASH FLOWS INFORMATION

Cash and Cash Equivalents at December 31, 2000:

Account	Account Title	
131	Cash	$3,454,809
135	Working Funds	20,523
		$3,475,332

Operating Activities:

Interest Paid (net of amounts capitalized)	$18,803,534
Income Taxes Paid	$39,703,593

Investing Activities:

Gross Additions to Utility Plant	$32,274,558
Capital Leases - Nuclear Fuel	$21,212,490
Gross Additions (Reductions) to Nonutility Plant	$(2,418,827)

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. As of December 31, 1999, cash and cash equivalents included $5,225,365 used for the redemption of long-term debt in the first quarter of 2000. The Company reflects temporary cash investments at cost, which approximates their market value.

All borrowings with initial maturities of less than one year are defined as financial instruments under accounting principles generally accepted in the United States (GAAP) and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$253,468,470	$263,451,585	$282,642,470	$278,897,936
Preferred stock	$ 15,000,000	$ 14,587,500	$ 15,000,000	$ 14,100,000
Investments other than cash and cash equivalents	$154,541,392	$152,930,568	$107,991,345	$116,218,926

The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents consist primarily of decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. The Company has no securities held for trading purposes.

15 - REGULATORY PLAN

In December 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act," which permitted customers, including the Company's customers, to choose their electric generation supplier, while transmission and distribution services would continue to be supplied by their current providers. The phase in of customer choice was completed on January 1, 2001.

In June 1998, the PPUC authorized the Company's rate restructuring plan, which essentially resulted in the deregulation of the Company's generation business as of June 30, 1998. The Company is entitled to recover $236,000,000 of stranded costs through the competitive transition charge that began in 1999 and ends in 2006. The Company's net assets included in utility plant relating to the operations for which the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), was previously discontinued in 1998 were $91,605,236 as of December 31, 2000. All of the Company's regulatory assets continue to be recovered under provisions of the rate restructuring plan.

Under the rate restructuring plan, the Company continues to deliver power to homes and businesses through its distribution system, which remains regulated by the PPUC. The Company's rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of the Company's rates is excluded from their bill and the customers receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets.

16 - DEPRECIATION

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.6% in 2000 and 2.5% in 1999. The Company has recognized additional cumulative capital recovery of $143,000,000, as of December 31, 2000, as additional depreciation expense in accordance with its former regulatory plan.

Annual depreciation expense includes approximately $1,600,000 for future decommissioning costs applicable to the Company's ownership interest in three nuclear generating units. The Company's future decommissioning costs reflect the 1999 increase in its ownership interests related to the exchange of certain generating assets with Duquesne described in Note 13. The Company's share of the future obligation to decommission these units is approximately $314,540,000 in current dollars and (using a 4.0% escalation rate) approximately $695,214,000 in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $14,000,000 for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $7,500,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the DOE, as required by the Energy Policy Act of 1992. DOE special assessment activities during 2000 and 1999, respectively, were: Account 518 expenses: $(322,471)

and $7,079,486; payments $1,095,750 and $1,146,602; and refunds $0 for both years.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

17 - RETIREMENT BENEFITS

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the two years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394,106,439	$1,500,134,952	$ 608,426,051	$ 601,269,566
Service cost	27,421,692	28,296,067	11,349,407	9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Plan amendments	41,347,358	--	--	--
Actuarial loss (gain)	17,264,015	(155,585,368)	121,680,323	(17,583,693)
Net increase from asset swap	--	14,800,000	--	12,524,600
Voluntary early retirement program expense	23,353,000	--	--	--
Benefits paid	(102,221,644)	(95,534,268)	(35,097,490)	(37,818,560)
Benefit obligation as of December 31	1,506,055,538	1,394,106,439	752,028,957	608,426,051
Change in plan assets:				
Fair value of plan assets as of January 1	1,807,458,798	1,682,987,392	4,917,191	3,906,528
Actual return on plan assets	768,878	220,005,674	(178,534)	621,633
Company contribution	--	--	18,344,187	402,444
Benefits paid	(102,221,644)	(95,534,268)	--	--
Administrative expenses	--	--	(42,480)	(13,414)
Fair value of plan assets as of December 31	1,706,006,032	1,807,458,798	23,040,364	4,917,191
Funded status of plan	199,950,494	413,352,359	(728,988,593)	(603,508,860)
Unrecognized actuarial loss (gain)	(90,915,998)	(303,535,599)	147,307,299	24,881,450
Unrecognized prior service cost	93,063,964	57,382,039	20,909,717	24,158,510
Unrecognized net transition obligation (asset)	(2,106,408)	(10,051,160)	110,841,109	120,077,867
Prepaid (accrued) benefit cost	$ 199,992,052	$ 157,147,639	$(449,930,468)	$(434,391,033)
Company's share of prepaid (accrued) benefit costs	$ 21,074,393	$ 13,837,630	$ (35,143,044)	$ (31,707,916)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

FirstEnergy's net pension and other postretirement benefit costs for the two years ended December 31, 2000 were computed as follows:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Service cost	$ 27,421,692	$ 28,296,067	$11,349,407	$ 9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Expected return on plan assets	(180,918,929)	(168,056,403)	(524,512)	(400,419)
Amortization of transition obligation (asset)	(7,944,752)	(7,944,752)	9,236,758	9,236,758
Amortization of prior service cost	5,665,433	5,665,433	3,248,793	3,248,793
Recognized net actuarial gain	(9,095,535)	--	--	--
Voluntary early retirement program expense	17,243,000	--	--	--
Net benefit cost	$ (42,844,413)	$ (40,044,599)	$68,981,112	$62,119,270
Company's share of total plan costs	$ (3,576,763)	$ (4,805,352)	$ 7,496,867	$ 7,454,312

The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0%-5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7,493,646 and the postretirement benefit obligation by $94,415,205. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8,541,955 and the postretirement benefit obligation by $111,015,529.

18 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements were prepared in accordance with the accounting requirements set forth in the Uniform System of Accounts and published accounting releases of the Federal Energy Regulatory Commission, which is a comprehensive basis of accounting other than GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,081,537,517	1,081,537,517
4	Property Under Capital Leases	140,041	140,041
5	Plant Purchased or Sold	58,461	58,461
6	Completed Construction not Classified	40,204,821	40,204,821
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,121,940,840	1,121,940,840
9	Leased to Others	993,057	993,057
10	Held for Future Use	1,871,392	1,871,392
11	Construction Work in Progress	20,800,399	20,800,399
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,145,605,688	1,145,605,688
14	Accum Prov for Depr, Amort, & Depl	796,032,009	796,032,009
15	Net Utility Plant (13 less 14)	349,573,679	349,573,679
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	756,024,085	756,024,085
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	39,848,554	39,848,554
22	Total In Service (18 thru 21)	795,872,639	795,872,639
23	Leased to Others		
24	Depreciation	159,370	159,370
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)	159,370	159,370
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	796,032,009	796,032,009

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	31,511,503	21,212,490
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	31,511,503	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year			
Amortization (d)	Other Reductions (Explain in a footnote) (e)	Balance End of Year (f)	Line No.
[redacted]			1
			2
			3
			4
			5
[redacted]			6
			7
			8
			9
[redacted]			10
			11
17,968,633		34,755,360	12
			13
[redacted]		34,755,360	14
			15
			16
			17
			18
			19
			20
			21
[redacted]			22

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202 Line No.: 14 Column: f

Quantities of net unamortized leased fuel at December 31, 2000 were as follows:

Lbs U308	0
Kgs UF6	3,321
Enriched U-Kgs(estimated)	2,861
Fabricated U-Kgs(estimated)	26,767

During 2000, the company consumed 56,757,170 MMBTU's of leased nuclear fuel.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	22,834	
3	(302) Franchises and Consents	64,241	
4	(303) Miscellaneous Intangible Plant	42,083,083	1,035,735
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	42,170,158	1,035,735
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	1,036,290	
9	(311) Structures and Improvements	19,684,761	-22
10	(312) Boiler Plant Equipment	93,487,316	9,251,022
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	18,823,554	-12,402
13	(315) Accessory Electric Equipment	13,723,847	
14	(316) Misc. Power Plant Equipment	2,113,176	-13,999
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	148,868,944	9,224,599
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	370,016	
18	(321) Structures and Improvements	111,337,615	373,031
19	(322) Reactor Plant Equipment	261,958,083	4,326,252
20	(323) Turbogenerator Units	50,617,129	1,247,284
21	(324) Accessory Electric Equipment	72,671,385	95,037
22	(325) Misc. Power Plant Equipment	29,101,346	2,840,623
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	526,055,574	8,882,227
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements	64,917	
36	(342) Fuel Holders, Products, and Accessories	204,425	68,207
37	(343) Prime Movers	1,802,756	
38	(344) Generators	411,451	
39	(345) Accessory Electric Equipment	199,689	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
[redacted]					1
			22,834		2
			64,241		3
	-1,615,499		41,503,319		4
	-1,615,499		41,590,394		5
[redacted]					6
					7
		98,939	1,135,229		8
		14,512,475	34,197,214		9
		62,414,708	165,153,046		10
					11
		18,577,951	37,389,103		12
-11		1,682,107	15,405,965		13
		1,315,702	3,414,879		14
-11		98,601,882	256,695,436		15
[redacted]					16
		11,942	381,958		17
12,211		1,751,646	113,450,081		18
		7,502,906	273,787,241		19
		2,205,838	54,070,251		20
		-11,027,326	61,739,096		21
		158,804	32,100,773		22
12,211		603,810	535,529,400		23
[redacted]					24
					25
					26
					27
					28
					29
					30
					31
					32
[redacted]					33
					34
			64,917		35
			272,632		36
			1,802,756		37
			411,451		38
			199,689		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	10,525	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	2,693,763	68,207
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	677,618,281	18,175,033
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	9,521,928	130,555
45	(352) Structures and Improvements	4,909,221	-89,329
46	(353) Station Equipment	53,047,179	-1,376,746
47	(354) Towers and Fixtures	12,523,724	
48	(355) Poles and Fixtures	20,560,600	-40,627
49	(356) Overhead Conductors and Devices	27,804,628	-2,322,746
50	(357) Underground Conduit	109,064	
51	(358) Underground Conductors and Devices	496,957	
52	(359) Roads and Trails	106,115	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	129,079,416	-3,698,893
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	6,801,296	482,023
56	(361) Structures and Improvements	845,372	-566
57	(362) Station Equipment	18,685,955	722,352
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	54,693,163	1,440,121
60	(365) Overhead Conductors and Devices	38,173,658	2,272,076
61	(366) Underground Conduit	4,168,737	211,423
62	(367) Underground Conductors and Devices	25,007,440	1,317,889
63	(368) Line Transformers	43,645,245	1,001,236
64	(369) Services	24,095,823	1,417,711
65	(370) Meters	20,337,604	310,060
66	(371) Installations on Customer Premises	2,891,951	41,723
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	5,490,136	64,010
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	244,836,380	9,280,058
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	55,142	
72	(390) Structures and Improvements	4,655,374	-56,685
73	(391) Office Furniture and Equipment	3,031,458	-1,084,269
74	(392) Transportation Equipment	392,093	-42,030
75	(393) Stores Equipment	249,257	
76	(394) Tools, Shop and Garage Equipment	1,514,284	329
77	(395) Laboratory Equipment	169,583	
78	(396) Power Operated Equipment	130,319	
79	(397) Communication Equipment	1,221,880	
80	(398) Miscellaneous Equipment	112,929	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	11,532,319	-1,182,655
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	11,532,319	-1,182,655
84	TOTAL (Accounts 101 and 106)	1,105,236,554	23,609,278
85	(102) Electric Plant Purchased (See Instr. 8)	40,557,250	
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,145,793,804	23,609,278

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			10,525		40
			2,761,970		41
12,200		99,205,692	794,986,806		42
[redacted]					43
		-139,194	9,513,289		44
		-4,025,623	794,269		45
		-41,157,626	10,512,807		46
		-12,516,148	7,576		47
2,701		-19,498,460	1,018,812		48
595		-24,549,439	931,848		49
		-44,762	64,302		50
		-462,412	34,545		51
		-99,791	6,324		52
3,296		-102,493,455	22,883,772		53
[redacted]					54
			7,283,319		55
			844,806		56
38,590			19,369,717		57
					58
155,488			55,977,796		59
47,096			40,398,638		60
			4,380,160		61
83,469			26,241,860		62
75,180			44,571,301		63
7,620			25,505,914		64
143,521		-64,477	20,439,666		65
6,089			2,927,585		66
					67
13,286			5,540,860		68
570,339		-64,477	253,481,622		69
[redacted]					70
14,053		-1,634	39,455		71
118,421		-1,062	4,479,206		72
262,797		239,373	1,923,765		73
			350,063		74
4,064			245,193		75
23,056			1,491,557		76
8,987			160,596		77
			130,319		78
19,629		-1,191,788	10,463		79
3,761			109,168		80
454,768		-955,111	8,939,785		81
					82
454,768		-955,111	8,939,785		83
1,040,603	-1,615,499	-4,307,351	1,121,882,379		84
		-40,498,789	58,461		85
					86
					87
1,040,603	-1,615,499	-44,806,140	1,121,940,840		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -
(302)	-	-	-	-
(303)	-	-	-	-
Total	-	-	-	-
(310)	-	-	-	-
(311)	85,516	(22)	120	85,614
(312)	1,849,281	9,251,022	2,683,688	13,783,991
(314)	200,600	(12,403)	1,726,879	1,915,076
(315)	13,536	-	(4,247,888)	(4,234,352)
(316)	145,966	2,140	100,013	248,119
Total	2,294,899	9,240,737	262,812	11,798,448
(320)	-	-	-	-
(321)	170,511	369,541	14	540,066
(322)	2,952,190	3,675,812	297,238	6,925,240
(323)	462,036	1,101,590	171,925	1,735,551
(324)	375,989	82,306	(11,746,897)	(11,288,602)
(325)	852,266	2,779,631	12,071	3,643,968
Total	4,812,992	8,008,880	(11,265,649)	1,556,223
(342)	-	68,208	-	68,208
(345)	3,557	-	-	3,557
(346)	-	-	-	-
Total	3,557	68,208	-	71,765
(350)	8,681	130,554	(139,194)	41
(352)	89,664	(89,329)	-	335
(353)	613,887	201,774	(8,487)	807,174
(354)	-	-	-	-
(355)	64,935	(67,883)	5,689	2,741
(356)	118,342	(109,347)	5,242	14,237
(357)	-	-	-	-
(358)	-	-	-	-
(359)	-	-	-	-
Total	895,509	65,769	(136,750)	824,528

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(360)	743,069	482,023	-	1,225,092
(361)	41,471	(1,006)	-	40,465
(362)	1,723,524	43,307	-	1,766,831
(364)	5,475,385	162,039	-	5,637,424
(365)	3,352,756	1,280,246	-	4,633,002
(366)	666,855	132,760	-	799,615
(367)	3,807,698	356,321	-	4,164,019
(368)	3,169,401	(499,086)	-	2,670,315
(369)	3,231,287	827,786	-	4,059,073
(370)	643,403	(110,704)	-	532,699
(371)	8,448	(1,135)	-	7,313
(373)	258,829	7,018	-	265,847
Total	23,122,126	2,679,569	-	25,801,695
(389)	-	-	-	-
(390)	-	-	-	-
(391)	1,256,326	(1,237,689)	30,756	49,393
(392)	-	-	-	-
(393)	-	-	-	-
(394)	102,440	329	-	102,769
(395)	-	-	-	-
(396)	-	-	-	-
(397)	-	-	-	-
(398)	-	-	-	-
Total	1,358,766	(1,237,360)	30,756	152,162
GR TOTAL	$ 32,487,849	$ 18,825,803	$(11,108,831)	$ 40,204,821

Schedule Page: 204 Line No.: 85 Column: b

Purchase (Sale) of generating unit ownership interests reflects the exchange of generating assets between Penn Power Company and Duquesne Light Company.

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT LEASED TO OTHERS (Account 104)

Line No.	Name of Lessee (Designate associated companies with a double asterisk) (a)	Description of Property Leased (b)	Commission Authorization (c)	Expiration Date of Lease (d)	Balance at End of Year (e)
1	Olympus Properties, Inc.	Electrical distribution sub-	00000000	02042024	898,713
2		station and associated distri-			
3		bution line facilities for			
4		R. D. Werner., Inc.			
5					
6					
7	Hodge Foundry, Svedala Industries,	Electrical distribution sub-	00000000	04222007	94,344
8	Inc.	station equipment			
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	*Total*				
47	TOTAL				993,057

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Approximately 18 miles of rights of way from Bruce	12/31/61		251,893
3	Mansfield Plant at Shippingport, Pa. to Koppel, Pa.			
4				
5	Approximately 30 miles of rights of way from	12/31/66		15,067
6	Darlington, Pa. to Sharon, Pa.	12/31/67		181,927
7		12/31/68		64,960
8		12/31/69		6,589
9				
10	Approximately 1.6 miles of rights of way in Franklin	12/31/83	12/31/01	187,164
11	Park Borough	12/31/89	12/31/01	74,785
12				
13	Approximately 3.1 miles of rights of way from	12/31/92		287,939
14	Greenville Substation to Werner Company			
15				
16	Miscellaneous - Various lines and voltages			310,902
17	Miscellaneous - Substation Land			413,858
18	Miscellaneous - Production Plant Land			76,308
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			1,871,392

Name of Respondent Pennsylvania Power Company	This Report is: (1) X An Original (2) __A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 214 Line No.: 2 Column: c

Date not presently determinable.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Beaver Valley - 5700V - Miscellaneous Projects	2,958,462
2	Beaver Valley - 5809V - Wireless Communications	108,583
3	Beaver Valley - 5810V - Roof Replacements	125,805
4	Beaver Valley - 5814V - Outbuilding Improvements	146,939
5	Beaver Valley - 5816V - Training/Simulator Building Upgrades	204,101
6	Beaver Valley - 5819V - Power Uprate Main Flow Meter	300,918
7	Beaver Valley - 5842V - 5% Nominal Uprate And Atmosphere	950,008
8	Beaver Valley - 599BV - Capital Assets	360,164
9	Beaver Valley - 599MV - Miscellaneous Nuclear Additions & Improvements	357,834
10	Beaver Valley - 5FCPP - FENOC Common Processes	166,429
11	Beaver Valley 1 - 5818V - Power Uprate Main Level Flow Meter	1,052,180
12	Beaver Valley 1 - 5824V - Supply Surveillance Capsule	402,847
13	Beaver Valley 1 - 5825V - Station Chiller Replacement	724,143
14	Beaver Valley CF - 5802V - Electronic Document Control	113,364
15	FirstEnergy - 1115S - EMS Consolidation	133,699
16	Mansfield - 5160M - Auxilliary Boiler C Explosion	165,027
17	Mansfield 1 - 5138M -Install Security Equipment	582,706
18	Mansfield 2 - 5131M - Install Security Equipment	2,068,266
19	Mansfield 3 - 599MM - Miscellaneous Production Additions & Improvements-$100,000 Less	368,873
20	Mansfield CF - 5089M - Gypsum Plant Piping	3,967,681
21	Penn Power - 1312S - Pennsylvania Turnpike I-79 Connector	120,954
22	Penn Power - 1900K - New Business	140,111
23	Penn Power - 1901K - Storm Damage	211,093
24	Penn Power - 1903K - Accident Damage	369,140
25	Penn Power - 1905K - T&D Line Blanket	842,489
26	Penn Power - 1906K - Voltage Improvements	190,647
27	Penn Power - 1907K - T&D Sub Blanket	296,219
28	Perry - 5832P - Power Upgrade Project	1,173,896
29	Perry - 599MP - Miscellaneous Nuclear Additions & Improvements	133,724
30	Sammis - 5NOCS - NOX Compliance	242,838
31	System - 1158S - West Lorain Substation Expansion	378,918
32	System - 5007D - Metering Project	126,164
33	System - 5DFTS - Install Digital Fuel Tracking Systems	162,961
34	System - 17H16 - Miscellaneous Sites and Rights of Way	92,551
35	System - 1904K - Line Relocation	87,309
36	All Other	973,356
37		
38		
39		
40		
41		
42		
43	TOTAL	20,800,399

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company engineering and Supervision	2,471,323
3	Engineering by Outside Companies	
4		
5	Federal and State Payroll Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	583,754
7		
8	General Administrative	
9	Salaries and Expenses	1,098,849
10	Benefit costs and Payroll Taxes	383,054
11		
12	Pension and Benefit Costs exclusive of amount related to salaries transferred from	
13	Administrative Expense	2,132,779
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	6,669,759

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

For construction overhead, refer to attached footnote.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalized AFUDC at a rate which is the lesser of the rate computed by applying the formula prescribed by FERC, which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the lower embedded cost of long-term debt rate during 2000.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D 276,195,253	52.12	d 7.64
4	Preferred Stock	P 54,104,900	10.21	p 6.91
5	Common Equity	C 199,607,010	37.67	c 12.91
6	Total Capitalization	529,907,163	100%	
7	Average Construction Work in Progress Balance	W 22,433,666		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 3.98

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 5.57

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 7.64
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Engineering and Supervision

(a) The actual time of employees devoted to the planning, design and supervision of construction projects, together with amounts paid for outside professional engineering services, is charged to such projects to the extent possible.

(b) Other actual time of employees devoted to the engineering of construction, together with amounts paid for outside professional engineering services, is accumulated in distributable construction work in progress (projects functionalized by transmission, distribution, etc.) by direct charges from payrolls, invoices, vouchers, etc. Each month such charges to the distributable projects are distributed to each construction project included in such functional group on the basis of a percentage of direct labor and material charges to each construction project, except that no distribution is made to projects which are direct purchases of equipment only.

(c) The portion of engineering and construction supervision salaries not specifically chargeable to projects covered in (a) and (b), together with clerical salaries and expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all construction projects on the basis of a percentage of labor charges.

(d) The amount of engineering and supervision so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers and other general employees who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to construction projects on the basis of payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to construction projects, on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects, which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total salaries and wages charged thereto.

(b) Each month the amount so charged is distributed pro rata to construction projects on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific construction projects are charged directly to such construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	727,273,031	727,141,223		131,808
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	10,214,347	10,214,347		
4	(413) Exp. of Elec. Plt. Leas. to Others	27,562			27,562
5	Transportation Expenses-Clearing	5,698	5,698		
6	Other Clearing Accounts	3,440	3,440		
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	10,251,047	10,223,485		27,562
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	986,289	986,289		
12	Cost of Removal	1,385,281	1,385,281		
13	Salvage (Credit)	736,690	736,690		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	1,634,880	1,634,880		
15	Other Debit or Cr. Items (Describe):	20,294,257	20,294,257		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	756,183,455	756,024,085		159,370
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	129,041,524	129,041,524		
19	Nuclear Production	519,335,163	519,335,163		
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	2,633,930	2,633,930		
23	Transmission	8,406,844	8,406,844		
24	Distribution	93,177,958	93,018,588		159,370
25	General	3,588,036	3,588,036		
26	TOTAL (Enter Total of lines 18 thru 25)	756,183,455	756,024,085		159,370

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from Pennsylvania Power Company to American Transmission Systems, Inc. for electric plant transferred in the amount of ($20,294,257).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Mining Rights Owned in Fee			
2	Monroe and Belmont Ctys, Ohio	149,337		149,337
3				
4	Demonstration Homes:			
5	**Maronda Homes, Inc. - Non-Associated Company,			
6	Cranberry Twp., Butler County, Pa.	186,817	-186,817	
7				
8	Industrial Development Cranberry Twp, Butler County Pa.	2,649,745	-2,417,446	232,299
9				
10	Construction Work in Progress	1,506	-1,381	125
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	48,166		48,166
45	Minor Items-Other Nonutility Property	253,769		253,769
46	TOTAL	3,289,340	-2,605,644	683,696

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 221 Line No.: 1 Column: c

Details concerning Purchases, Transfers, Retirements and the Adjustments of Non-Utility Property:

		Purchases, Sales, Transfers, etc.
	Purchases	
Construction Work in Progress		
G6020 CMW TCG Fiber Inst Marshall Township		(278)
X6008 CMW TCG Fiber Inst Marshall Township		(1,103)
	Total Purchases	(1,381)
	Sales	
One (1) Item land		(2,417,446)
	Total Sales	(2,417,446)
	Retirements	
Due to Sales		
Maronda Demonstration Home		(186,817)
	Total Retirements	(186,817)
	Total Purchases, Sales, Transfers, Retirements, and Adjustments	(2,605,644)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	5,818,144	1,211,056	Electric
2	Fuel Stock Expenses Undistributed (Account 152)	138,933	-266,447	Electric
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	21,535,790	26,578,138	Electric
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)	287,558	313,872	Electric
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	21,823,348	26,892,010	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	3,411,600		Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	31,192,025	27,836,619	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year		2001	
		No. (b)	Amt. (c)	No. (d)	Amt. (e)
1	Balance-Beginning of Year	62,539.00	468,963	10,361.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9					
10					
11	Grand Total of Purchases [redacted]	3,216.00	762,525		
12					
13					
14					
15	Total	3,216.00	762,525		
16					
17	Relinquished During Year:				
18	Charges to Account 509	9,773.00	76,378		
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23	Grand Total of Sales [redacted]	45,589.00	504,125		
24					
25					
26					
27					
28	Total	45,589.00	504,125		
29	Balance-End of Year	10,393.00	650,985	10,361.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains		5,995,204		
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	298.00		298.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	298.00			
40	Balance-End of Year			298.00	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	298.00	14,887		
45	Gains		14,887		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line No.
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	
10,361.00		10,361.00		[redacted]		93,622.00	468,963	1
								2
[redacted]								3
								4
								5
[redacted]								6
								7
								8
								9
								10
						3,216.00	762,525	11
								12
								13
								14
						3,216.00	762,525	15
[redacted]								16
								17
						9,773.00	76,378	18
[redacted]								19
								20
[redacted]								21
								22
						45,589.00	504,125	23
								24
								25
								26
								27
						45,589.00	504,125	28
10,361.00		10,361.00				41,476.00	650,985	29
[redacted]								30
								31
								32
								33
							5,995,204	34
								35
[redacted]								
298.00		298.00		[redacted]		1,192.00		36
								37
								38
				298.00		596.00		39
298.00		298.00		-298.00		596.00		40
[redacted]								41
								42
								43
				298.00	14,887	596.00	29,774	44
					14,887		29,774	45
								46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 1 Column: j

The EPA allotment is 10,361 per year through 2009 and in 2010 the EPA allotment changes to 10,381 per year until the end of the program.

Schedule Page: 228 Line No.: 11 Column: a

Summary of 2000 Emission Allowance Purchases and Transfers:

Company	# of Emission Allowances	Dollars
Public Service Electric & Gas	329	180,375
CEP Rights PP&L	25	19,375
Dynegy Marketing & Trade	150	90,000
Swap OE BMP1 to PP General	42	0
Swap PP BMP1 to PP General	79	0
Swap CE BMP1 to PP General	15	0
Swap OE BMP2 to PP General	490	0
Swap PP BMP2 to PP General	107	0
Swap CE BMP2 to PP General	344	0
Swap TE BMP2 to PP General	197	0
Cantor Fitzgerald	258	21,250
Constellation Power Source	175	75,375
StonyBrook Mass Muncipal	100	41,000
TransCanada Power	60	21,900
Conectiv Energy Supply	100	43,500
South Glens Falls Energy	45	18,000
Exelon Generation	200	77,500
Sithe Power Marketing L.P.	450	158,000
AES Thames Inc.	50	16,250
	------	-------
	3,216	762,525

Schedule Page: 228 Line No.: 23 Column: a

Summary of 2000 Emission Allowance Sales and Transfers:

Company	# of Emission Allowances	Dollars
Southern Company Energy	2,700	58,720
PG&E Energy Trading	5,100	58,685
American Electric Power	8,753	68,448
Public Service Electric & Gas	11,023	123,806
Duke Energy	9,990	78,122
Dynegy Marketing & Trading	5,100	48,893
Koch Carbon	2,500	19,550
Conectiv Energy Supply	75	14,689
Rochester Gas & Electric	100	19,585
Central Hudson Gas & Electric	12	3,786
AES Thames Inc.	50	9,841
Swap BMP1 to PP General	79	0
Swap BMP2 to PP General	107	0
	-----	------
Total	45,589	504,125

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 36 Column: j

The EPA is withholding 298 emission allowances for auction through the year 2009 and in 2010 the EPA is withholding 297 emission allowances for auction until the end of the program.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets	Debits	CREDITS		Balance at End of Year
			Account Charged	Amount	
	(a)	(b)	(c)	(d)	(e)
1	Deferred Mansfield Coal Cost				
2	(Amortize - 4/96 through 3/06)		501.10	28,910	151,775
3					
4	Customer Receivable for Future Income Taxes				
5	(Amortized as Costs are Recovered from Customers)		407.30	3,998,274	28,725,073
6					
7	FERC Adj. Unrecovered Portion of PPUC				
8	Depreciation		407.30	2,185,025	
9					
10	DOE - Decontamination & Decommissioning				
11	(Amortized as Costs are Recovered from Customers)	321,224	518.10	96,505	221,944
12					
13	Customer Uncollectible Accounts				
14	(Amortized as Costs are Recovered from Customers)		407.30	198,000	1,039,500
15					
16	Employee Postretirement Benefit Cost				
17	(Amortized as Costs are Recovered from Customers)		407.30	860,888	4,519,663
18					
19	Competitive Transition Charge		407.30	42,061,038	
20	(Amortize - 2/99 through 1/06)		407.40	7,442,012	231,888,158
21					
22	Minor Items	420			420
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	321,644		56,870,652	266,546,533

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Materials Under Consignment	821,674	380,650	154.00	95,490	1,106,834
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
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37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	-100,755				-88,607
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	720,919				1,018,227

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Accrued and Banked Vacation	2,133,312	1,129,904
3	Executive Deferred Compensation	431,566	52,798
4	*Levelized Energy Cost Rate*	89,175	89,175
5	Other	29,021,709	31,754,041
6			
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)	31,675,762	33,025,918
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	909,160	1,768,336
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	32,584,922	34,794,254

Notes

Schedule Page: 234 Line No.: 5 Column: b

PENNSYLVANIA POWER COMPANY
FOOTNOTE - ACCOUNT 190
(Page 234)

	(01/01/00) Balances at Beginning of Year (b)	(12/31/00) Balances at End of Year (c)
ELECTRIC		
Auditing Expense	21,479	6,866
Bad Debt Expense	861,203	1,530,019
Capital Stock Reserve	291,916	292,339
Capitalized Interest	2,222,151	2,490,909
Contribution in Aid of Construction	3,077,806	3,460,312
Debt AFUDC - Excess Normalized	3,404,714	3,404,714
FICA Estimate	446,368	308,087
GE Settlement	1,339,610	1,412,624
Injuries & Damages	171,813	390,690
Long Term Incentive Plan Payroll	244,718	355,440
Nuclear Decommissioning	1,635,377	920,618
Ohio Property Tax - Current Year	0	487,804
Perry Audit Cont. - OH Prop. Tax	554,316	676,585
Post Retirement Benefit/VEBA	9,987,475	9,981,044
PURTA Audit Contingency	0	515,152
PA Capital Stock Audit Contingency	0	270,855
Provision for Unclassified Operating Expenses	491,909	491,909
Reserve For Obsolete M & S	270,415	0
Savings Plan Minimum Contribution	80,683	412,050
Taxes	820,339	1,285,946
Transmission Revenue Contingency	123,335	248,154
Unamortized ITC	2,976,082	2,811,924
Subtotal (Footnote)	29,021,709	31,754,041

Schedule Page: 234 Line No.: 17 Column: b

FOOTNOTE - ACCOUNT 190

	(01/01/00) Balances at Beginning of Year (b)	(12/31/00) Balances at End of Year (c)
OTHER		
ESOP Compensation Expense	557,827	1,333,099
Executive Deferred Comp. (Other)	351,333	435,237
Total Other	909,160	1,768,336

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	6,500,000	30.00	
2				
3	Total Common Stock	6,500,000		
4				
5	Preferred Stock (Account 204)			
6	$100 par value:			
7	4.25% Cumulative	41,049	100.00	105.00
8	4.24% Cumulative	40,000	100.00	103.13
9	4.64% Cumulative	60,000	100.00	102.98
10	7.75% Cumulative	250,000	100.00	
11	7.625% Cumulative	150,000	100.00	105.34
12	Undesignated as to series	658,951		
13				
14	Total Preferred Stock	1,200,000		
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
6,290,000	188,700,000					1
						2
6,290,000	188,700,000					3
						4
						5
						6
41,049	4,104,900					7
40,000	4,000,000					8
60,000	6,000,000					9
250,000	25,000,000					10
150,000	15,000,000					11
						12
						13
541,049	54,104,900					14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 5 Column: a

Series on lines 7 through 9 are listed on the Philadelphia Stock Exchange; Series on lines 10 and 11 are not listed. The undesignated Preferred Stock is authorized to be issued in series of equal rank, having such dividend rates, payment dates, conversion rights, sinking fund requirements and amounts payable on liquidation and redemption not in excess of $115 per share, as the Board of Directors may from time to time determine.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Common Stock Subscribed (Account 202)		
2			
3	Common Stock Liability for Conversion (Account 203)		
4			
5	Preferred Stock Subscribed (Account 205)		
6			
7	Preferred Stock Liability for Conversion (Account 206)		
8			
9	Premium on Capital Stock (Account 207)		
10			
11	Premium on Preferred Stock		
12			
13	Preferred Stock 4.24%	40,000	11,160
14	Preferred Stock 4.64%	60,000	15,780
15			
16			
17	Installments Received on Capital Stock (Account 212)		
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	100,000	26,940

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2		
3	Reductions in Par on Stated Value of Capital Stock (Account 209)	
4		
5	Gain on Resale or Cancellation of Reacquired Cap Stock (Account 210)	
6		
7	Balance at Beginning of Year	
8		
9	8.00% Preferred Stock	4,002
10	7.64% Preferred Stock	4,194
11		
12	Subtotal - Balance at End of Year	8,196
13		
14	Miscellaneous Paid-in Capital (Account 211)	
15		
16	Balance at Beginning of Year	-345,710
17		
18	Subtotal - Balance at End of Year	-345,710
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	-337,514

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 221 - Bonds		
2			
3	Pennsylvania Power Company First Mortgage		
4			
5	7-1/2% Series	40,000,000	385,942
6			89,200 D
7	8-1/2% Series	50,000,000	625,464
8			97,500 D
9	9.74% Series	20,000,000	156,834
10	6-5/8% Series	20,000,000	176,851
11	7-5/8% Series	40,000,000	447,306
12			397,200 D
13	6-3/8% Series	50,000,000	445,942
14			408,500 D
15	Subtotal Account 221	220,000,000	3,230,739
16			
17	Account 222 - Reacquired Bonds		
18			
19	Account 223 - Advances from Associated Companies		
20			
21	Account 224 - Other Long-Term Debt		
22			
23	Secured Pollution Control Notes:		
24	Mansfield - 7.15% Series A	10,525,000	234,980
25			26,313 D
26	Mansfield - 5.45% Series A	6,950,000	307,974
27			34,750 D
28	Beaver Valley - 7.15% Series A	3,957,303	91,558
29			9,893 D
30	New Castle - 7.15% Series A	17,925,000	357,598
31			44,813 D
32			
33	TOTAL	374,879,470	9,278,309

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
08/01/1992	08/01/2003	08/01/1992	08/01/2003	40,000,000	3,000,000	5
						6
07/15/1992	07/15/2022	07/15/1992	07/15/2022	27,250,000	2,316,250	7
						8
11/03/1989	11/01/2019	11/03/1989	11/01/2019	18,539,000	1,857,065	9
07/01/1993	01/01/2004	07/01/1993	01/01/2004	14,000,000	927,500	10
07/01/1993	07/01/2003	07/01/1993	07/01/2003	6,500,000	495,625	11
						12
09/01/1993	09/01/2004	09/01/1993	09/01/2004	20,500,000	1,306,875	13
						14
				126,789,000	9,903,315	15
						16
						17
						18
						19
						20
						21
						22
						23
09/01/1991	09/01/2021	09/01/1991	09/01/2021	10,525,000	752,537	24
						25
09/15/1993	09/15/2028	09/15/1993	09/15/2028	6,950,000	378,775	26
						27
09/01/1991	09/01/2021	09/01/1991	09/01/2021	3,957,303	282,947	28
						29
09/01/1991	03/01/2017	09/01/1991	03/01/2017	17,925,000	1,281,638	30
						31
						32
[illegible]				253,468,470	18,650,824	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	New Castle - 5.40% Series A	10,600,000	353,279
2			26,500 D
3	Sammis #7 - 6.45% Series A	14,500,000	738,222
4	Sammis #7 - 5.95% Series	238,271	5,951
5	Perry Water - 6.15% Series	11,200,000	717,827
6			28,000 D
7	Perry Air - 6.15% Series	1,500,000	98,609
8			3,750 D
9	Perry Water - 5.9% Series	13,300,000	749,891
10			113,050 D
11	Perry Air - 5.9% Series	3,500,000	231,678
12			29,750 D
13	BCIDA - 5.375% Series	1,733,896	99,304
14	Perry Water - 8.10% Series A	5,200,000	188,518
15			88,608 D
16	Beaver Valley - 6% Series A	14,250,000	891,865
17	Perry Air - 3.75% Series	4,500,000	178,071
18	Perry Water - 3.75% Series	5,800,000	180,492
19	Perry Water-5.90% Series A	5,200,000	91,668
20			
21	Environmental Notes:		
22	Mansfield - 5.40% Series A	1,000,000	79,360
23	Term Notes:		
24	6.08% Series	23,000,000	45,298
25			
26	Subtotal Account 224	154,879,470	6,047,570
27			
28	Notes to Instruction 9:		
29			
30			
31			
32			
33	TOTAL	374,879,470	9,278,309

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
09/15/1993	09/15/2017	09/15/1993	09/15/2017	10,600,000	572,400	1
						2
05/01/1992	05/01/2027	05/01/1992	05/01/2027	14,500,000	935,250	3
11/15/1993	05/15/2029	11/15/1993	05/15/2029	238,271	14,177	4
08/01/1994	08/01/2023	08/01/1994	08/01/2023	11,200,000	688,800	5
						6
08/01/1994	08/01/2023	08/01/1994	08/01/2023	1,500,000	92,250	7
						8
05/01/1998	05/01/2018	05/01/1988	05/01/2018	13,300,000	784,700	9
						10
05/01/1988	05/01/2018	05/01/1988	05/01/2018	3,500,000	206,500	11
						12
06/01/1998	06/01/2028	06/01/1998	06/01/2028	1,733,896	93,197	13
01/15/1990	01/15/2020	01/15/1990	01/15/2020		17,550	14
						15
09/01/1995	09/01/2028	09/01/1995	09/01/2028	14,250,000	855,000	16
07/01/1997	06/01/2027	07/01/1997	06/01/2027	4,500,000	218,121	17
07/01/1997	06/01/2027	07/01/1997	06/01/2027	5,800,000	280,600	18
12/09/1999	06/01/2033	12/09/1999	06/01/2033	5,200,000	306,800	19
						20
						21
10/01/1993	10/01/2013	10/01/1993	10/01/2013	1,000,000	54,000	22
						23
08/31/1993	08/31/2000	08/31/1993	08/31/2000		932,267	24
						25
				126,679,470	8,747,509	26
						27
						28
						29
						30
						31
						32
				253,468,470	18,650,824	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256.1 Line No.: 26 Column: h

Account 224 - Changes to this account were due to debt retired as follows:

Series	Outstanding
8.100% Due 2020	(5,200,000)
6.080% Due 2000	(23,000,000)
	(28,200,000)

Schedule Page: 256.1 Line No.: 28 Column: a

During the year, a Pollution Control Bond was retired prior to maturity. The premium paid and the unamortized issue costs from Ferc 181 were transferred to Unamortized Loss (Ferc 189).

Series	FERC 181 Issue Cost	Premium Paid	Total 189 Total Loss
8.100% Due 2020	184,704	104,000	288,704

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	22,847,066
2		
3		
4	Taxable Income Not Reported on Books	
5		
6	Contribution in Aid	924,844
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10		
11	See Footnote for details of this amount	57,059,616
12		
13		
14	Income Recorded on Books Not Included in Return	
15	Allowance for Funds Used During Construction	-643,512
16	Equity in Earnings of Subsidiary Companies (Page 117)	
17	Pension Expense - Unfunded	-3,541,717
18		
19	Deductions on Return Not Charged Against Book Income	
20		
21	Additional Amortization and Depreciation	-5,279,584
22	Bonds - Loss on Retirement - Net	597,247
23	Cost of Removal	-542,797
24	Dividends Paid Deductions	-69,785
25	MACRS/ACRS Property Retired Loss	-180,758
26		
27	Federal Tax Net Income	71,170,620
28	Show Computation of Tax:	24,909,717
29	(Federal Income Tax is calculated at 35%)	
30		
31	Basis of Allocation:	
32	Respondent's parent, Ohio Edison Company, 76 South Main Street, Akron,	
33	Ohio 44308, files a consolidated Federal Income Tax Return which	
34	includes its domestic wholly owned subsidiaries. Federal Income Tax	
35	Liability is allocated on the basis of each member's United States	
36	Federal Income Tax Liability. The total Federal Income Tax Liability	
37	of each member will be no more than if it were to file an individual	
38	return. This is in accordance with S.E.C. Rule U45(b)(6) as amended,	
39	Internal Revenue Code Section 1552.	
40		
41		
42		
43		
44		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 11 Column: b

FOOTNOTE

Deductions Recorded on Books Not Deducted for Return

	2000
Federal Income Tax - Current Liability	24,909,716
Federal Income Tax - Adjustment for Prior Year (RTA)	1,454,819
Federal Income Tax - 4th Quarter Income Adjustment (RTA)	10,179
Federal Income Tax - Adjustment (including ATSI Def'd Gain)	347,723
Subtotal	26,722,437
State Income Tax - Adjustment for Prior Year (RTA)	612,626
State Income Tax - Adjustment (including ATSI Def'd Gain)	2,749,455
Amortization of Net Regulatory Asset (FAS 109 404/407)	3,432,625
Auditing Expense	(35,000)
Bad Debt Expense	2,909,367
Bad Debts - Low Income	(1,284,017)
Banked Vacation	(1,385,217)
Civic and Political Activities	328,804
CTC Generating Asset Amortization	30,510,379
CTC Regulatory Asset Amortization	11,550,659
CTC SFAS 109 Component	7,442,012
Deferred Compensation Expense	(1,376,395)
Deferred Income Taxes	(22,070,027)
Deferred Mansfield Coal Cost	(28,910)
DOE Decontamination & Decommissioning	85,768
Emission Allowances - Consumed	76,378
Emission Allowances - Sold (Gain/Loss)	(1,347,608)
ESOP Compensation Expense	1,970,871
ESOP Dividend Deduction	(527,615)
Estimated Investment Credit (ITC)	(396,910)
GE Settlement	29,271
Injuries and Damages	18,989
Life Insurance - Amortization of Prepaid Premiums	(341,589)
Long Term Incetive Plan Payroll Expense	265,835
Mark-To-Market Deduction	378,882
Meal Allowance	74,761
Nondeductible Penalties	106
Nuclear Decommissioning Costs	(2,402,445)
Nuclear Fuel Disposal Costs	636,051
Nuclear Refueling Outage	(2,107,852)
Ohio Property Tax - Perry Contingency	294,004
Ohio Property Tax - Regulatory Assets	(3,580,365)
Perry 2 Write-Off	(95,489)
Post Retirement Benefits	3,025,556
Reserve For M&S Obsolescence	(1,102,780)
Savings Plan Minimum Contribution	800,000
Tax Interest Capitalized	649,818
Transition Plans Amortization	1,058,888
Transmission Revenue Contingency	300,000
Vacation Expense Accrual	(781,707)
	57,059,616

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	OH Franchise - Misc					
2	2000					
3	Subtotal					
4						
5	OH Property Tax					
6	1999	4,427,754		-103,832	4,323,922	
7	2000			4,492,669		
8	Subtotal	4,427,754		4,388,837	4,323,922	
9						
10	OH Public Utility Excise Tax					
11	1999					
12	2000			50	50	
13	Subtotal			50	50	
14						
15	OH Unemployment Ins. Tax					
16	1999					
17	2000			78	321	
18	Subtotal			78	321	
19						
20	PA PURTA Audit Res.					
21	2000	1,245,565				
22	Subtotal	1,245,565				
23						
24	Perry Audit Contingency					
25	2000	1,350,536		294,004		
26	Subtotal	1,350,536		294,004		
27						
28	PA Capital Stock Tax					
29	1999	542,240				
30	2000			1,598,026	2,426,977	
31	Subtotal	542,240		1,598,026	2,426,977	
32						
33	PA Capital Stock - Reserve					
34	1999					
35	2000	891,740				
36	Subtotal	891,740				
37						
38						
39						
40						
41	TOTAL	21,863,382	897,012	64,436,365	66,575,197	

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
		-23,955			23,955	2
		-23,955			23,955	3
						4
						5
		808,778				6
4,492,669					3,580,060	7
4,492,669		808,778			3,580,060	8
						9
						10
						11
		50				12
		50				13
						14
						15
						16
-243		-35,004			35,082	17
-243		-35,004			35,082	18
						19
						20
1,245,565						21
1,245,565						22
						23
						24
1,644,540		294,004				25
1,644,540		294,004				26
						27
						28
						29
-286,711		1,598,026				30
-286,711		1,598,026				31
						32
						33
						34
891,740						35
891,740						36
						37
						38
						39
						40
19,250,348	422,810	58,256,726			6,179,639	41

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	PA Gross Premiums Tax					
2	1999		4,441			
3	2000			4,236	2,153	
4	Subtotal		4,441	4,236	2,153	
5						
6	PA State Corp. Income Tax					
7	2000	694,373		10,150,410	8,319,620	
8	Subtotal	694,373		10,150,410	8,319,620	
9						
10	PA Gross Receipts Tax					
11	1999		561,523	-198,340	-759,863	
12	2000			14,462,040	13,751,132	
13	Subtotal		561,523	14,263,700	12,991,269	
14						
15	PA Local Realty Tax					
16	1999					
17	2000	74,089		2,673,118	2,747,207	
18	Subtotal	74,089		2,673,118	2,747,207	
19						
20	PA Motor Vehicle License					
21	1999		17,100			
22	2000			16,710		
23	Subtotal		17,100	16,710		
24						
25	Federal Corp. Income Tax					
26	2000	9,630,903		26,712,258	31,403,972	
27	Subtotal	9,630,903		26,712,258	31,403,972	
28						
29	PA Pub. Util. Realty (PURTA)					
30	1999	1,512,441			194,885	
31	2000			242,260	-434,874	
32	Subtotal	1,512,441		242,260	-239,989	
33						
34						
35	PA Sales & Use Tax					
36	1999	12,900			21,765	
37	2000			258,058	229,002	
38	Subtotal	12,900		258,058	250,767	
39						
40						
41	TOTAL	21,863,382	897,012	64,436,365	66,575,197	

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
		4,236				2
	2,358					3
	2,358	4,236				4
						5
						6
2,525,163		10,685,340			-534,930	7
2,525,163		10,685,340			-534,930	8
						9
						10
		14,263,701				11
710,909						12
710,909		14,263,701				13
						14
						15
						16
		2,666,708			6,410	17
		2,666,708			6,410	18
						19
						20
						21
	390				16,710	22
	390				16,710	23
						24
						25
4,939,189		25,495,408			1,216,850	26
4,939,189		25,495,408			1,216,850	27
						28
						29
						30
1,994,690		242,260				31
1,994,690		242,260				32
						33
						34
						35
						36
20,191		73,715			184,343	37
20,191		73,715			184,343	38
						39
						40
19,250,348	422,810	58,256,726			6,179,639	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1						
2	PA Unemployment Ins. Tax					
3	1999					
4	2000			445,789	440,032	
5	Subtotal			445,789	440,032	
6						
7	Property Tax (Swap)					
8	2000	765,974	313,948	-530,563		
9	Subtotal	765,974	313,948	-530,563		
10						
11	Federal Environmental Tax					
12	2000					
13	Subtotal					
14						
15	Fed. Insurance Contr. Act					
16	1999					
17	2000	711,554		3,839,214	3,842,847	
18	Subtotal	711,554		3,839,214	3,842,847	
19						
20	Fed. Unemployment					
21	1999					
22	2000			53,096	53,092	
23	Subtotal			53,096	53,092	
24						
25	Federal Excise Tax					
26	1999	3,313			2,585	
27	2000			15,584	10,372	
28	Subtotal	3,313		15,584	12,957	
29						
30	PA Fuel Use TAx					
31	2000			11,500		
32	Subtotal			11,500		
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	21,863,382	897,012	64,436,365	66,575,197	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 *pertaining to electric operations. Report in column (l)* the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
						3
5,757		340,718			105,070	4
5,757		340,718			105,070	5
						6
						7
341,524	420,062				-530,563	8
341,524	420,062				-530,563	9
						10
						11
						12
						13
						14
						15
						16
707,921		1,799,211			2,040,002	17
707,921		1,799,211			2,040,002	18
						19
						20
						21
4		32,030			21,066	22
4		32,030			21,066	23
						24
						25
						26
5,940					15,584	27
5,940					15,584	28
						29
						30
11,500		11,500				31
11,500		11,500				32
						33
						34
						35
						36
						37
						38
						39
						40
19,250,348	422,810	58,256,726			6,179,639	41

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Begining of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%	3,691			411.4	2,682	-495
3	4%	397,109			411.4	35,391	-192,967
4	7%						
5	10%	6,865,199				358,837	-2,268,678
6							
7							
8	TOTAL	7,265,999				396,910	-2,462,140
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
514	10.01		3
168,751	28.23		4
			5
4,237,684	32.46		6
			7
4,406,949			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: g

FOOTNOTE:

The $2,462,140 adjustment represents ITC relating to assets sold by Pennsylvania Power Company to American Transmission Systems, Inc. (ATSI) during 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Ohio Real Estate and Personal					
2	Property Taxes	4,759,807	408	3,580,365		1,179,442
3	Nuclear Plant Decommissioning	107,815,604	128	3,285,166	13,383,970	117,914,408
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	112,575,411		6,865,531	13,383,970	119,093,850

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	82,336,947	-10,738,318	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	82,336,947	-10,738,318	
6	Fiber Optics	2,340		
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	82,339,287	-10,738,318	
10	Classification of TOTAL			
11	Federal Income Tax	64,420,796	-8,302,526	
12	State Income Tax	17,918,491	-2,435,792	
13	Local Income Tax			

NOTES

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
[redacted]							1
2,093						71,600,722	2
							3
							4
2,093						71,600,722	5
						2,340	6
							7
							8
2,093						71,603,062	9
[redacted]							10
1,624						56,119,894	11
469						15,483,168	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Other (see footnote)	132,948,036	-10,120,512	
4				
5				
6				
7				
8				
9	TOTAL Electric (Total of lines 3 thru 8)	132,948,036	-10,120,512	
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	132,948,036	-10,120,512	
20	Classification of TOTAL			
21	Federal Income Tax	103,027,101	-5,571,161	
22	State Income Tax	29,920,935	-4,549,351	
23	Local Income Tax			

NOTES

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
[redacted]							1
							2
		190	-996,041			123,823,565	3
							4
							5
							6
							7
							8
			-996,041			123,823,565	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
							18
			-996,041			123,823,565	19
[redacted]							20
			-771,522			98,227,462	21
			-224,519			25,596,103	22
							23

NOTES (Continued)

Name of Respondent Pennsylvania Power Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 3 Column: b

PENNSYLVANIA POWER COMPANY FOOTNOTE - ACCOUNT 283 (Page 276-277)	1/1/00 Balance at Beginning of Year (b)	Debited (Cr) to 410.1 (c)	Account 190 Adjustments (h)	12/31/00 Balance at End of Year (k)
Account 283 - Electric				
ATSI Sale - Deferred Gain	0	9,937,115		9,937,115
Bond Retirement Loss	2,969,066	(249,526)		2,719,540
CAET Nuclear Fuel Int.	5,911	641		6,552
Competitive Transition Charge	109,919,755	(14,013,364)		95,906,391
Constuction Period Interest	104	92		196
Cost of Removal	2,266,983	81,160		2,348,143
Customer Uncollectible Accounts	588,577	(158,651)		429,926
Debt AFUDC	2,128,620	(2,128,620)		0
Def Gain W Lor. Sale - OE	407,747	(407,747)		0
Deferred FAS 106/Post-retmt	1,445,336	(1,265,765)		179,571
DOE - Decontamination & Decommissioning	(1,266,456)	0	(1,266,456)	0
FAS 109 - 407	0	(1,387,459)		(1,387,459)
Emission Allowance	(143,477)	478,989		335,512
Equity AFUDC	6,092,586	(2,538,284)		3,554,302
Exec./Empl. Incentive Pln	119,420	(137,678)		(18,258)
Mansfield Coal Cap Deferral	60,441	13,087		73,528
Mark-to-Market	309,107	(157,229)		151,878
Method and Life Difference	1,207,901	(1,207,901)		0
Miscellaneous	(49,313)	34,286		(15,027)
Nuclear Fuel Disposal	(103,130)	110,516		7,386
Nuclear Refueling Outage	0	873,801		873,801
Perry Preoperational Costs	2,287,674	38,409		2,326,083
PP Fuel Corp. - Nuclear Fuel	68,073	11,355		79,428
Reveral of Other Gains/Losses	57,184	(57,184)		0
Reserve For Obsolete M & S	0	454,549	270,415	184,134
Storm Damage	562,225	(562,225)		0
Unfunded Pension	4,013,702	2,117,121		6,130,823
	132,948,036	(10,120,512)	(996,041)	123,823,565

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities	DEBITS		Credits	Balance at End of Year
		Account Credited	Amount		
	(a)	(b)	(c)	(d)	(e)
1	Payable to customers for future income taxes	407.40	643,584		12,750,823
2	(Amortized as Benefits are Credited to Customers)				
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		643,584		12,750,823

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	 Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	121,378,929	119,663,150
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	77,026,490	72,395,660
5	Large (or Ind.) (See Instr. 4)	75,300,324	65,928,877
6	(444) Public Street and Highway Lighting	1,101,731	1,313,146
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	274,807,474	259,300,833
11	(447) Sales for Resale	82,063,322	39,209,544
12	TOTAL Sales of Electricity	356,870,796	298,510,377
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	356,870,796	298,510,377
15	Other Operating Revenues		
16	(450) Forfeited Discounts	873,502	736,992
17	(451) Miscellaneous Service Revenues	-56,768	-148,869
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	2,802,344	2,966,738
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	22,496,991	13,541,087
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	26,116,069	17,095,948
27	TOTAL Electric Operating Revenues	382,986,865	315,606,325

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
1,316,243	1,297,012	118,303	122,682	2
[redacted]				3
1,007,585	1,063,032	16,071	16,198	4
1,518,651	1,457,256	173	175	5
4,272	6,038	87	87	6
				7
				8
				9
3,846,751	3,823,338	134,634	139,142	10
4,091,256	1,117,867	7	6	11
7,938,007	4,941,205	134,641	139,148	12
				13
7,938,007	4,941,205	134,641	139,148	14

Line 12, column (b) includes $ 1,682,688 of unbilled revenues.

Line 12, column (d) includes 13,031 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Service:					
2						
3	RS-Residential	1,004,460	100,513,884	114,719	8,756	0.1001
4	RH-Residential Heating	260,886	17,657,558	11,556	22,576	0.0677
5	PLS-Private Outdoor Lighting	173	38,644	200	865	0.2234
6	WH-Water Heating	34,640	2,380,202			0.0687
7	Unbilled Residential	16,084	788,641			0.0490
8	Total Residential Service	1,316,243	121,378,929	126,475	10,407	0.0922
9						
10	Commercial Service:					
11						
12	WH-Water Heating	190	14,672			0.0772
13	PLS-Private Outdoor Lighting	2,174	339,186	592	3,672	0.1560
14	GS-Gen. Service-Small	367,030	36,085,950	16,352	22,446	0.0983
15	GM-Gen. Service-Medium	520,763	34,493,290	914	569,763	0.0662
16	GP- Gen. Service Prim. Voltage	100,163	4,839,184	51	1,963,980	0.0483
17	GT-Gen. Service Trans. Voltage	15,712	832,231	3	5,237,333	0.0530
18	Unbilled Commercial	1,553	421,977			0.2717
19	Total Commercial Service	1,007,585	77,026,490	17,912	56,252	0.0764
20						
21	Industrial Service:					
22						
23	GM-Gen. Service-Medium	69,579	4,931,773	123	565,683	0.0709
24	GP-Gen Service Prim. Voltage	295,721	15,043,062	71	4,165,085	0.0509
25	GT-Gen. Service Trans. Voltage	1,157,956	54,853,419	39	29,691,179	0.0474
26	Unbilled Industrial	-4,605	472,070			-0.1025
27	Total Industrial Service	1,518,651	75,300,324	233	6,517,815	0.0496
28						
29	Public Service & Highway Lighting	4,272	1,101,731	87	49,103	0.2579
30	Total Public Service & Hwy. Ltg.	4,272	1,101,731	87	49,103	0.2579
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	3,833,719	273,124,786	144,707	26,493	0.0712
42	Total Unbilled Rev.(See Instr. 6)	13,032	1,682,688	0	0	0.1291
43	TOTAL	3,846,751	274,807,474	144,707	26,583	0.0714

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 304 Line No.: 6 Column: d

Duplicate Customers Excluded from Totals - 11,210

Schedule Page: 304 Line No.: 6 Column: e

KWH of Sales Per Customer - 3,090

Schedule Page: 304 Line No.: 12 Column: d

Duplicate Customers Excluded from Totals - 94

Schedule Page: 304 Line No.: 12 Column: e

KWH of Sales Per Customer - 2,021

Schedule Page: 304 Line No.: 41 Column: c

Estimated Fuel Revenue Included in Total Revenue on Page 304 Due to Fuel Adjustment Clause:

Residential Service:	
RS-Residential	$13,650,611
RH-Residential Heating	3,545,443
PLS-Private Outdoor Lighting	2,356
WH-Water Heating	470,759
Commercial Service:	
WH-Water Heating	2,589
PLS-Private Outdoor Lighting	29,551
GS-Gen. Service-Small	4,987,937
GM-Gen. Service-Medium	7,077,167
GP-Gen.Service Prim. Voltage	1,361,218
GT-Gen. Service Trans. Voltage	213,521
Industrial Service:	
GM-Gen. Service-Medium	945,575
GP-Gen. Service Primary Voltage	4,018,854
GT-Gen. Service Transmission Voltage	15,736,626
Public Service & Highway Lighting	58,050
Total	$52,100,257

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Ohio Valley Electric Corporation	RQ	10	NA	NA	NA
2	Wampum	RQ	48	.454	.696	.580
3	West Penn Power Co. - Pepco	RQ	43	450/63	450/63	450/63
4						
5	Cleveland Electric Illuminating Co.	OS		NA	NA	NA
6	FirstEnergy Corp.	OS		NA	NA	NA
7	Ohio Edison Company	OS		NA	NA	NA
8	The Toledo Edison Co.	OS		NA	NA	NA
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
2,798		55,810		55,810	1
4,010		198,117		198,117	2
515,093	17,240,580	6,952,350		24,192,930	3
					4
2,216,957		32,571,719		32,571,719	5
512,077		13,193,597		13,193,597	6
172,702		2,538,698		2,538,698	7
667,619		9,312,451		9,312,451	8
					9
					10
					11
					12
					13
					14
521,901	17,240,580	7,206,277	0	24,446,857	
3,569,355	0	57,616,465	0	57,616,465	
4,091,256	17,240,580	64,822,742	0	82,063,322	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 5 Column: a

Associated Company.

Schedule Page: 310 Line No.: 5 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 310 Line No.: 5 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 6 Column: a

Associated Company.

Schedule Page: 310 Line No.: 6 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 310 Line No.: 7 Column: a

Associated Company.

Schedule Page: 310 Line No.: 7 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 8 Column: a

Associated Company.

Schedule Page: 310 Line No.: 8 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	3,050,682	1,583,091
5	(501) Fuel	33,942,957	40,452,204
6	(502) Steam Expenses	6,773,149	4,460,309
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	194,428	797,424
10	(506) Miscellaneous Steam Power Expenses	1,195,698	2,842,255
11	(507) Rents		
12	(509) Allowances	76,378	113,102
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	45,233,292	50,248,385
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	822,013	393,748
16	(511) Maintenance of Structures	12,020	4,249
17	(512) Maintenance of Boiler Plant	4,686,817	5,114,244
18	(513) Maintenance of Electric Plant	975,701	935,784
19	(514) Maintenance of Miscellaneous Steam Plant	656,723	398,839
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	7,153,274	6,846,864
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	52,386,566	57,095,249
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	18,958,710	6,709,611
25	(518) Fuel	24,501,543	17,599,517
26	(519) Coolants and Water	1,100,817	211,987
27	(520) Steam Expenses	6,126,078	2,181,449
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	109,670	4,952
31	(524) Miscellaneous Nuclear Power Expenses	24,391,459	11,262,211
32	(525) Rents	1,861	1,383
33	TOTAL Operation (Enter Total of lines 24 thru 32)	75,190,138	37,971,110
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	5,798,435	2,893,529
36	(529) Maintenance of Structures	263,209	275,307
37	(530) Maintenance of Reactor Plant Equipment	3,165,566	1,976,552
38	(531) Maintenance of Electric Plant	10,755,127	825,834
39	(532) Maintenance of Miscellaneous Nuclear Plant	27,224,640	3,271,622
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	47,206,977	9,242,844
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	122,397,115	47,213,954
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		19
57	(545) Maintenance of Miscellaneous Hydraulic Plant		5,203
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		5,222
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		5,222
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	3,745	776
63	(547) Fuel	81,961	96,102
64	(548) Generation Expenses	11,608	8,251
65	(549) Miscellaneous Other Power Generation Expenses	25,584	4,050
66	(550) Rents	68	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	122,966	109,179
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	89	
70	(552) Maintenance of Structures	55	
71	(553) Maintenance of Generating and Electric Plant	59,663	57,069
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	8,236	4,551
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	68,043	61,620
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	191,009	170,799
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	10,942,076	15,962,473
77	(556) System Control and Load Dispatching	133,494	254,226
78	(557) Other Expenses	1,022,304	-2,085,870
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	12,097,874	14,130,829
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	187,072,564	118,616,053
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	162,914	239,612
84	(561) Load Dispatching	231,118	318,026
85	(562) Station Expenses	163,755	196,546
86	(563) Overhead Lines Expenses	46,265	156,627
87	(564) Underground Lines Expenses	142	
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	5,160,960	220,766
90	(567) Rents	568,654	1,777,480
91	TOTAL Operation (Enter Total of lines 83 thru 90)	6,333,808	2,909,057
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	-10,241	43,816
94	(569) Maintenance of Structures	190,580	38,974
95	(570) Maintenance of Station Equipment	166,028	425,426
96	(571) Maintenance of Overhead Lines	255,813	188,022
97	(572) Maintenance of Underground Lines	575	103
98	(573) Maintenance of Miscellaneous Transmission Plant	1,782	7,272
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	604,537	703,613
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	6,938,345	3,612,670
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	1,551,335	1,736,393

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	571,362	612,921
106	(582) Station Expenses	62,160	166,514
107	(583) Overhead Line Expenses	275,292	525,104
108	(584) Underground Line Expenses	160,058	145,228
109	(585) Street Lighting and Signal System Expenses	2	-706
110	(586) Meter Expenses	71,078	-297,325
111	(587) Customer Installations Expenses	-12,740	64,240
112	(588) Miscellaneous Expenses	201,713	2,869,167
113	(589) Rents	219,335	295,904
114	TOTAL Operation (Enter Total of lines 103 thru 113)	3,099,595	6,117,440
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	52,626	168,398
117	(591) Maintenance of Structures	160,548	57,017
118	(592) Maintenance of Station Equipment	712,203	694,969
119	(593) Maintenance of Overhead Lines	6,026,849	5,405,023
120	(594) Maintenance of Underground Lines	377,888	451,644
121	(595) Maintenance of Line Transformers		-27
122	(596) Maintenance of Street Lighting and Signal Systems	23,528	71,602
123	(597) Maintenance of Meters	504,443	490,308
124	(598) Maintenance of Miscellaneous Distribution Plant	2,241	9,372
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	7,860,326	7,348,306
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	10,959,921	13,465,746
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	852,213	1,135,542
130	(902) Meter Reading Expenses	1,164,965	1,125,198
131	(903) Customer Records and Collection Expenses	5,439,604	6,241,311
132	(904) Uncollectible Accounts	-346,193	1,289,798
133	(905) Miscellaneous Customer Accounts Expenses	467,827	247,042
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	7,578,416	10,038,891
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	19,267	16,228
138	(908) Customer Assistance Expenses	832,592	2,988,568
139	(909) Informational and Instructional Expenses	3,108	9,126
140	(910) Miscellaneous Customer Service and Informational Expenses	-206,993	50,850
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	647,974	3,064,772
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	591,713	206,462
146	(913) Advertising Expenses	385,674	406,711
147	(916) Miscellaneous Sales Expenses	45,613	98,865
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	1,023,000	712,038
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	4,401,002	3,891,915
152	(921) Office Supplies and Expenses	2,776,037	4,021,071
153	(Less) (922) Administrative Expenses Transferred-Credit	1,144,368	944,937

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	1,246,455	1,053,015
156	(924) Property Insurance	462,266	231,275
157	(925) Injuries and Damages	500,879	1,013,899
158	(926) Employee Pensions and Benefits	5,617,000	1,683,015
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	788,899	492,001
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	1	7,614
163	(930.2) Miscellaneous General Expenses	16,630,107	8,613,422
164	(931) Rents	657,910	692,694
165	TOTAL Operation (Enter Total of lines 151 thru 164)	31,936,188	20,754,984
166	Maintenance		
167	(935) Maintenance of General Plant	461,454	715,385
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	32,397,642	21,470,369
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	246,617,862	170,980,539

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	779
3. Total Part-Time and Temporary Employees	13
4. Total Employees	792

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW): Average Monthly NCP Demand (e)	Actual Demand (MW): Average Monthly CP Demand (f)
1	Cleveland Electric Illuminating Co.	OS	[redacted]	NA	NA	NA
2	FirstEnergy Corp.	OS	[redacted]	NA	NA	NA
3	Ohio Edison Co.	OS	[redacted]	NA	NA	NA
4	The Toledo Edison Co.	OS	[redacted]	NA	NA	NA
5	Ohio Valley Electric Corporation	OS	10	NA	NA	NA
6	General Public Utilities Energy	OS		NA	NA	NA
7	General Electric Corporation	OS		NA	NA	NA
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
15,959				303,870		303,870	1
111,516				4,951,790		4,951,790	2
69,114				1,079,187		1,079,187	3
50,742				776,517		776,517	4
153,499				3,819,515		3,819,515	5
96				9,361		9,361	6
90				1,836		1,836	7
							8
							9
							10
							11
							12
							13
							14
401,016				10,942,076		10,942,076	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

Associated Company.

Schedule Page: 326 Line No.: 1 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 326 Line No.: 1 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 2 Column: a

Associated Company.

Schedule Page: 326 Line No.: 2 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 326 Line No.: 3 Column: a

Associated Company.

Schedule Page: 326 Line No.: 3 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 4 Column: a

Associated Company.

Schedule Page: 326 Line No.: 4 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Zelienople Borough	Unspecified	Unspecified	OS
2	FirstEnergy Corp.	Unspecified	Unspecified	OS
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY: MegaWatt Hours Received (i)	TRANSFER OF ENERGY: MegaWatt Hours Delivered (j)	Line No.
55						1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	0	0	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). *Provide a footnote explaining the nature of the non-monetary settlement*, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	19,464		19,464	1
	2,365,075		2,365,075	2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	2,384,539	0	2,384,539	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 1 Column: e

Transmission service agreement expired 03/01/00.

Schedule Page: 328 Line No.: 2 Column: a

Associated Company.

Schedule Page: 328 Line No.: 2 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328 Line No.: 2 Column: i

No MWH's physically came in or left the Company's system.

Schedule Page: 328 Line No.: 2 Column: j

No MWH's physically came in or left the Company's system.

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	75,338
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	498,441
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	-64,294
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Administrative Costs for Board of Directors	12,291
7	Directors Fees and Expenses	46,695
8	Area Development	33,768
9	Bank Service Charges and Commitment Fees	623,521
10	Business Development	8,797
11	Casualty Insurance Amortization	-27,873
12	Civic and Political Activity	23,078
13	Community Service Activity	8,790
14	Memberships - Civic	27,725
15	Pennsylvania Consumers Advocate	36,164
16	Pennsylvania Small Business Advocate	5,617
17	Secretarial and Clerical Activities	13,906
18	Transfer of Charges Between Administrative and	
19	General Expenses and Other Work in Progress	-16,540
20	Miscellaneous Administrative and General Expenses	
21	for Jointly Owned Base Load Units:	
22	Cleveland Electric Illuminating Co. - Company's	
23	portion of Perry Power Station	1,410,992
24	FENOC - Company's portion of	
25	Beaver Valley Power Station	13,424,395
26	Ohio Edison Company - Company's portion of	
27	Sammis Plant	460,259
28	Miscellaneous Administrative and General Expenses	
29	for Jointly Owned Peaker Units:	
30	Ohio Edison Company - Various	18,249
31	All Others (9 Items)	10,788
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	16,630,107

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant	3,861,105	32,371		3,893,476
3	Nuclear Production Plant	-1,071,557	26,063		-1,045,494
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	7,330			7,330
7	Transmission Plant	862,052	18,166		880,218
8	Distribution Plant	6,373,226	908		6,374,134
9	General Plant	484,793	36,424		521,217
10	Common Plant-Electric				
11	TOTAL	10,516,949	113,932		10,630,881

B. Basis for Amortization Charges

Column C represents amortization of the cost of the following:

Leasehold improvements over the life of the lease and AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

No change in basis or method of amortization has been made from the preceding year.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 336 Line No.: 3 Column: b

Includes nuclear plant decommissioning in the amount of $-984,988.

Schedule Page: 336 Line No.: 11 Column: b

Includes adjustment of $-2,185,025 for the amortization of the unrecovered portion of the 1989 FERC 1984 Book Depreciation Reserve Adjustment.

Includes $1,295,821 for the depreciation expense associated with the Balance Sheet Account 102.

Schedule Page: 336 Line No.: 11 Column: c

Includes $77,708 for the amortization of the gross-up to plant-in-service for the debt component of AFUDC recorded net-of-tax.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2		
3	Miscellaneous Income Deductions	
4	Donations (Account 426.1)	
5	Civic	7,508
6	Conservation Programs	72,246
7	Customer Assistance	24,370
8	School Activities	12,577
9	Special Events	20,220
10	All Others (3 Items)	5,862
11		
12	Total 426.1	142,783
13		
14	Life Insurance (Account 426.2)	
15		
16	Penalties (Account 426.3) 3 Items	106
17		
18	Total 426.3	106
19		
20	Expenditures for Certain Civic, Political, and	
21	Related Activities (Account 426.4)	
22	Salary and Expenses of Employees who are	
23	Registered Lobbyists	82,253
24	All Others (3 Items)	5,423
25		
26	Total 426.4	87,676
27		
28	Other Deductions (Account 426.5)	
29	Sale of Perry Inventory	95,489
30	All Others (5 Items)	8,407
31		
32	Total 426.5	103,896
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Interest on Debt to Associated Companies	
2	Account (430)	
3	OES Fuel, Incorporated -	
4	Investment in Nuclear Fuel - 6.29% - 7.18%	363,962
5	Ohio Edison Company -	
6	Notes Payable - 6.62% - 6.63%	56,156
7		
8	Total 430	420,118
9		
10	Other Interest Expense (Account 431)	
11	Customer Deposits - 5.78% - 6.00%	68,685
12	Pennsylvania CNI Tax Settlement - 7.00%	33,887
13	Pennsylvania Franchise Tax Settlement - 7.00%	14,354
14	Allocated Interest	16
15		
16	Total 431	116,942
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Regulatory Commission Fees				
2	A) Pennsylvania Public Utility Commission	447,543		447,543	
3	B) Federal Energy Regulatory Commission	50,623		50,623	
4					
5	2) Restructuring Transition Costs		278,317	278,317	
6					
7	3) Miscellaneous		12,416	12,416	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	498,166	290,733	788,899	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
Electric	928	447,543					2
Electric	928	50,623					3
							4
Electric	928	278,317					5
							6
Electric	928	12,416					7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		788,899					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2	(1) Generation	Mansfield #2 Selective Catalytic Reduction
3		
4		
5	(5) Environment	Forced Oxidation Gypsum (FOG)
6		High Carbon Flyash
7		
8	B. Electric R, D & D Performed Externally	
9	(1) Research Support to the Electric	EPRI - Research Subscription
10	Power Research Institute	EPRI - Research Subscription
11		EPRI - Miscellaneous under $5,000 (8)
12		
13	(2) Research Support to Others	Pennsylvania Electric Energy Research Council
14		
15		
16		
17		
18		
19		
20		
21		
22		
23	Total	
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No.
					1
436,248		10711	436,248		2
					3
					4
166,312		10711	166,312		5
-27		93081	-27		6
					7
					8
	1,247,353	93081	1,247,353		9
	8,880	55710	8,880		10
					11
					12
-3,200		93081	-3,200		13
					14
					15
					16
					17
					18
					19
					20
					21
					22
599,333	1,256,233		1,855,566		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	12,555,283		
4	Transmission	136,291		
5	Distribution	1,555,400		
6	Customer Accounts	2,726,346		
7	Customer Service and Informational	380,002		
8	Sales	970,307		
9	Administrative and General	1,298,293		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	19,621,922		
11	Maintenance			
12	Production	8,902,291		
13	Transmission	215,672		
14	Distribution	3,375,039		
15	Administrative and General	141,565		
16	TOTAL Maint. (Total of lines 12 thru 15)	12,634,567		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	21,457,574		
19	Transmission (Enter Total of lines 4 and 13)	351,963		
20	Distribution (Enter Total of lines 5 and 14)	4,930,439		
21	Customer Accounts (Transcribe from line 6)	2,726,346		
22	Customer Service and Informational (Transcribe from line 7)	380,002		
23	Sales (Transcribe from line 8)	970,307		
24	Administrative and General (Enter Total of lines 9 and 15)	1,439,858		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	32,256,489	12,894,278	45,150,767
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	32,256,489	12,894,278	45,150,767
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	3,983,366	1,592,320	5,575,686
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	3,983,366	1,592,320	5,575,686
69	Plant Removal (By Utility Departments)			
70	Electric Plant	175,245	70,053	245,298
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	175,245	70,053	245,298
74	Other Accounts (Specify):			
75	Non-Utiliy Plants	22,113		22,113
76	Jobbing Contract & Preliminary Survey	354,330		354,330
77	Other Income	3,487		3,487
78	Clearing	14,556,651	-14,556,651	
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	14,936,581	-14,556,651	379,930
96	TOTAL SALARIES AND WAGES	51,351,681		51,351,681

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	3,301,905
4	Nuclear	5,205,813
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	1,078
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	8,508,796
10	Purchases	401,016
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	
17	Delivered	
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	8,909,812

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	3,846,751
23	Requirements Sales for Resale (See instruction 4, page 311.)	521,901
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	3,569,355
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	5,910
27	Total Energy Losses	965,895
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	8,909,812

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	801,863	294,928	847	17	6PM - 7PM
30	February	540,700	137,686	823	8	8AM - 9AM
31	March	466,507	39,161	761	2	7PM - 8PM
32	April	561,375	163,944	758	11	8AM - 9AM
33	May	787,808	361,974	832	9	12PM -1PM
34	June	813,504	351,941	915	13	12PM -1PM
35	July	792,366	321,565	878	10	3PM - 4PM
36	August	851,296	373,790	889	15	11AM-12PM
37	September	810,223	391,500	827	11	7PM - 8PM
38	October	822,817	367,171	769	31	7AM - 8AM
39	November	838,336	408,690	796	15	8PM - 9PM
40	December	823,017	357,005	926	12	9AM -10AM
41	TOTAL	8,909,812	3,569,355			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Perry* (b)			Plant Name: *W. H. Sammis #7* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Nuclear			Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1987			1971		
4	Year Last Unit was Installed	1987			1971		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	66.00			130.00		
6	Net Peak Demand on Plant - MW (60 minutes)	67			127		
7	Plant Hours Connected to Load	8507			5453		
8	Net Continuous Plant Capability (Megawatts)	63			125		
9	When Not Limited by Condenser Water	63			125		
10	When Limited by Condenser Water	62			125		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	528488000			574884000		
13	Cost of Plant: Land and Land Rights	282131			10952		
14	Structures and Improvements	56435405			6440798		
15	Equipment Costs	283516849			60182939		
16	Total Cost	340234385			66634689		
17	Cost per KW of Installed Capacity (line 5)	5155.0664			512.5745		
18	Production Expenses: Oper, Supv, & Engr	1258603			289996		
19	Fuel	2628668			6511211		
20	Coolants and Water (Nuclear Plants Only)	78503			0		
21	Steam Expenses	469140			240970		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	1124			66057		
25	Misc Steam (or Nuclear) Power Expenses	1836725			393208		
26	Rents	1868			0		
27	Allowances	0			41879		
28	Maintenance Supervision and Engineering	152226			251355		
29	Maintenance of Structures	18101			12020		
30	Maintenance of Boiler (or reactor) Plant	590990			2119515		
31	Maintenance of Electric Plant	100409			950603		
32	Maintenance of Misc Steam (or Nuclear) Plant	360803			284227		
33	Total Production Expenses	7497160			11161041		
34	Expenses per Net KWh	0.0142			0.0194		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear			Coal	Oil	Total
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	MMBTU			Tons	BBL	
37	Quantity (units) of Fuel Burned	5511126	0	0	226448	736	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	12042	138272	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	28.880	34.590	0.000
40	Average Cost of Fuel per Unit Burned	0.477	0.000	0.000	28.730	7.416	0.000
41	Average Cost of Fuel Burned per Million BTU	0.477	0.000	0.000	1.193	1.277	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.005	0.000	0.000	0.000	0.000	0.011
43	Average BTU per KWh Net Generation	10428.000	0.000	0.000	0.000	0.000	9494.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Bruce Mansfield* (d)			Plant Name: *Beaver Valley* (e)			Plant Name: *Unseg Nuclear Chgs* (f)			Line No.
Steam			Nuclear						1
Conventional			Conventional						2
1976			1976						3
1980			1976						4
410.00			699.00			0.00			5
400			665			0			6
8779			7805			0			7
384			640			0			8
384			640			0			9
384			640			0			10
426			0			0			11
2727021000			4677325000			0			12
1124277			99827			0			13
27756416			57014677			0			14
151966726			188491829			0			15
180847419			245606333			0			16
441.0913			351.3681			0.0000			17
2760686			17700107			0			18
27431746			19897853			1975022			19
0			1022314			0			20
6532179			5656938			0			21
0			0			0			22
0			0			0			23
128371			108546			0			24
802490			22554734			0			25
0			-7			0			26
34499			0			0			27
570558			5646209			0			28
0			245108			0			29
2567302			2574576			0			30
25098			10654718			0			31
372496			26863837			0			32
41225525			112924933			1975022			33
0.0151			0.0241			0.0000			34
Coal	Oil	Total	Nuclear						35
Tons	BBL		MMBTU						36
1139725	4473	0	51246044	0	0	0	0	0	37
12018	138525	0	0	0	0	0	0	0	38
23.440	30.460	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
23.948	30.718	0.000	0.388	0.000	0.000	0.000	0.000	0.000	40
0.996	5.280	0.000	0.388	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.010	0.004	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	10055.000	10956.000	0.000	0.000	0.000	0.000	0.000	43

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 402 Line No.: 5 Column: b

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: c

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: d

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: e

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 19 Column: f

Represents unsegregated fixed charges related to fuel for Beaver Valley and Perry #1.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants)

1. Small generating plants are steam plants of, less than 25,000 Kw; internal combustion and gas turbine-plants, conventional hydro plants and pumped storage plants of less than 10,000 Kw installed capacity (name plate rating). 2. Designate any plant leased from others, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, and give a concise statement of the facts in a footnote. If licensed project, give project number in footnote.

Line No.	Name of Plant (a)	Year Orig. Const. (b)	Installed Capacity Name Plate Rating (In MW) (c)	Net Peak Demand MW (60 min.) (d)	Net Generation Excluding Plant Use (e)	Cost of Plant (f)
1						
2	Gas Turbine					
3	Edgewater	1973	8.00	8.0	252,000	1,044,690
4	Mad River	1972	8.00	8.0	460,000	1,333,092
5						
6						
7	Combustion Turbine					
8	W.H. Sammis	1972	2.00	2.0	226,000	225,618
9	R.E. Burger	1972	1.00	1.0	140,000	165,243
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants) (Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, Page 403. 4. If net peak demand for 60 minutes is not available, give the which is available, specifying period. 5. If any plant is equipped with *combinations of steam, hydro internal combustion* or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost Per MW Inst Capacity (g)	Operation Exc'l. Fuel (h)	Production Expenses Fuel (i)	Production Expenses Maintenance (j)	Kind of Fuel (k)	Fuel Costs (in cents (per Million Btu) (l)	Line No.
						1
						2
130,586	5,565	12,626	50,238	Oil	327	3
166,636	27,931	51,299	3,943	Oil	492	4
						5
						6
						7
112,809	6,678	12,535	7,586	Oil	573	8
165,243	831	5,501	6,276	Oil	597	9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
						45
						46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 410 Line No.: 3 Column: a

Operated as a jointly owned facility.

Schedule Page: 410 Line No.: 4 Column: a

Operated as a jointly owned facility.

Schedule Page: 410 Line No.: 8 Column: a

Operated as a jointly owned facility.

Schedule Page: 410 Line No.: 9 Column: a

Operated as a jointly owned facility.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Beaver Valley	Sammis						
2	Hanna	Highland						
3	Highland	Mansfield						
4	Highland	Shenango (Pa)						
5	Hoytdale	Shenango (Pa)						
6	Mansfield	Beaver Valley #1						
7	Mansfield	Beaver Valley #2						
8	Mansfield	Crescent						
9	Mansfield	Hoytdale						
10	Expenses for 345 KV Lines							
11	TOTAL 345 KV Lines							
12	Boardman	Shenango (Pa)						
13	Boardman	Shenango (Oh)						
14	Cedar Street	Shenango (Pa)						
15	Crossland	Sharon						
16	Hoytdale	Koppel						
17	Hoytdale	Maple						
18	Hoytdale	New Castle #1						
19	Hoytdale	Pine						
20	Maple	Krendale						
21	Maple	Pine						
22	Masury	Crossland						
23	Masury	Maysville (Pa)						
24	Shenango (Pa)	Crossland						
25	Shenango (Pa)	McDowell						
26	Shenango (Pa)	Sharon						
27	Expenses for 138 KV Lines							
28	TOTAL 138 KV Lines							
29	69 KV Trans. Lines							
30	23 KV Trans. Lines				Various	44.30	3.38	
31								
32	Leased Lines:							
33	Avon	Beaver No.2	345.00	345.00				
34	Chamberlin	Harding	345.00	345.00				
35	Chamberlin	Mansfield	345.00	345.00				
36					TOTAL	44.30	3.38	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
								1
								2
								3
	103,037		103,037					4
	404,063		404,063					5
								6
								7
								8
	1,051,408		1,051,408					9
				1,574	1,296	572,486	575,356	10
	1,558,508		1,558,508	1,574	1,296	572,486	575,356	11
	8,659		8,659					12
	39,475		39,475					13
	301,860		301,860					14
	86,886		86,886					15
	17,597		17,597					16
	149,462		149,462					17
	121,729		121,729					18
	1,430,452		1,430,452					19
	121,052		121,052					20
	1,409,253		1,409,253					21
	3,464		3,464					22
	249,450		249,450					23
	157,366		157,366					24
	288,767		288,767					25
	52,035		52,035					26
				6,769	8,647	5,000	20,416	27
	4,437,507		4,437,507	6,769	8,647	5,000	20,416	28
	2,463,198	20,705	2,483,903	7,162	47,010		54,172	29
	109,611	2,055,187	2,164,798	522	46,646		47,168	30
								31
								32
								33
								34
								35
	8,568,824	2,075,892	10,644,716	16,027	103,599	577,486	697,112	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	General Motors	Highland	138.00	138.00				
2	Inland	Harding	345.00	345.00				
3	Hanna	Mansfield	345.00	345.00				
4	Highland	Mansfield	345.00	345.00				
5	Juniper	Hanna	345.00	345.00				
6	Perry	Ashtabula	345.00	345.00				
7	Perry	Harding	345.00	345.00				
8	Perry	Inland	345.00	345.00				
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	44.30	3.38	

Name of Respondent Pennsylvania Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	8,568,824	2,075,892	10,644,716	16,027	103,599	577,486	697,112	36

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422 Line No.: 11 Column: a

Pennsylvania Power Company leased various transmission line facilities associated with jointly owned power plants to its parent, Ohio Edison Company(OE), Duquesne Light Company(DL), Cleveland Electric Illuminating Company(CEI) and Toledo Edison Company(TE) per agreements as follows. The corresponding lease revenue represents payments received from January through August 2000. These arrangements ceased September 1, 2000.

Lessee	Page 422 Line No.	Inception Date	Duration of Lease	Annual Rent
OE, CEI, DL, TE	1	12/01/75	540 mos.	$16,175
OE, CEI, DL, TE	4	01/01/76	540 mos.	10,498
OE, CEI, DL, TE	5	09/01/80	540 mos.	28,197
OE, CEI, DL, TE	6	10/01/77	540 mos.	24,042
OE, CEI, DL, TE	7	06/01/77	540 mos.	51,607

Schedule Page: 422 Line No.: 11 Column: j

These land assets are leased to American Transmission System Inc. per the ground lease arrangement dated September 1, 2000.

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422 Line No.: 28 Column: j

Footnote Linked. See note on 422, Row: 11, col/item: j

Schedule Page: 422 Line No.: 29 Column: j

Footnote Linked. See note on 422, Row: 11, col/item: j

Schedule Page: 422 Line No.: 32 Column: a

Pennsylvania Power Company leased various transmission line facilities associated with jointly owned power plants from its parent company, Ohio Edison Company(OE), Duquesne Light Company(DL), Cleveland Electric Illuminating Company(CEI) and Toledo Edison Company(TE) per agreements as follows. The corresponding lease payments represent payments made from January through August 2000. These arrangements ceased September 1, 2000.

Lessor	Page 422 Line No.	Inception Date	Duration of Lease	Annual Rent
OE, CEI	33	09/01/81	540 mos.	$ 34,708
OE, DL	34	10/01/77	540 mos.	257,708

Lessor	Page 422.1 Line No.	Inception Date	Duration of Lease	Annual Rent
OE	1	12/10/80	540 mos.	6,306
CEI	2	11/18/87	540 mos.	39,209
DL	3	09/01/80	540 mos.	4,888
OE, DL	4	06/01/77	540 mos.	84,441
CEI	5	11/01/78	540 mos.	6,323
CEI	6	12/01/79	540 mos.	4,024
CEI	7	04/01/83	540 mos.	134,158
CEI	8	04/01/83	540 mos.	131,923

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsyvlvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa)		
				Primary (c)	Secondary (d)	Tertiary (e)
1	B. Mansfield	Shippingport, Pa.	Trans. Attended	0.02	0.35	
2	Beaver Valley #1	Shippingport, Pa.	Trans. Attended	0.02	0.35	
3	Beaver Valley #2	Shippingport, Pa.	Trans. Attended	0.02	0.34	
4	Edgewater	Lorain, Ohio	Trans. Attended	0.01	0.07	
5	Mad River	Clark County, Ohio	Trans. Attended	0.01	0.07	
6	Perry	Perry Twp., Ohio	Trans. Attended	0.02	0.35	
7	W.H.Sammis	Stratton, Ohio	Trans. Attended	0.02	0.35	
8						
9	Tot. Step-up Substations					
10						
11	Cedar Street	New Castle, Pa.	Trans. Attended	0.07	0.02	0.01
12						
13	Tot. Transmission Substations					
14						
15	Bedford	New Bedford, Pa.	Distr. Unattended	0.07		
16	Bessemer	Bessemer, Pa.	Distr. Unattended	0.07		
17	Brandt	Allegheny County, Pa.	Distr. Unattended	0.07	0.01	
18	Bulk Mail Facility	Allegheny County, Pa.	Distr. Unattended	0.14	0.01	
19	Campbell	Slippery Rock, Pa.	Distr. Unattended	0.07	0.01	
20	Canal	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
21	Cascade	New Castle,Pa.	Distr. Unattended	0.07		
22	Chippewa	Beaver County, Pa.	Distr. Unattended	0.07	0.01	
23	Conneaut	Conneaut Lake, Pa.	Distr. Unattended	0.07	0.01	
24	Epworth	Butler County, Pa.	Distr. Unattended	0.14	0.01	
25	Evans City	Evans City, Pa.	Distr. Unattended	0.07		
26	Fernway	Butler County, Pa.	Distr. Unattended	0.14	0.01	
27	Fombell	Beaver County, Pa.	Distr. Unattended	0.07	0.01	
28	Grant Street	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
29	Harlan	New Castle, Pa.	Distr. Unattended	0.07		
30	Hartstown	Hartstown, Pa.	Distr. Unattended	0.07	0.01	
31	Hempfield	Greenville, Pa.	Distr. Unattended	0.07	0.01	
32	Hermitage	Hermitage, Pa.	Distr. Unattended	0.07	0.01	
33	Hickory	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
34	Hillcrest	New Castle, Pa.	Distr. Unattended	0.07		
35	Ingomar	Allegheny County, Pa.	Distr. Unattended	0.07	0.01	
36	Jackson	Butler County, Pa.	Distr. Unattended	0.14	0.01	
37	Knox	Beaver County, Pa.	Distr. Unattended	0.07	0.01	
38	Koppel	Koppel, Pa.	Distr. Unattended	0.07		
39	Mars	Mars, Pa.	Distr. Unattended	0.07	0.01	
40	McDowell	Mercer County, Pa.	Distr. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
432	3	1				1
614	1	1				2
130	1					3
8	1					4
11	1					5
73	3	1				6
150	1	1				7
						8
1418	11	4				9
						10
60	5					11
						12
60	5					13
						14
11	1					15
11	1					16
14	1					17
28	2					18
11	1					19
21	2					20
11	1					21
21	2					22
11	1					23
22	1					24
11	1					25
45	2					26
14	1					27
16	2					28
11	1					29
11	1					30
11	1					31
11	1					32
28	2					33
11	1					34
25	2					35
22	1					36
14	2					37
11	1					38
21	2					39
18	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	McKnight	Allegheny County, Pa.	Distr. Unattended	0.07	0.01	
2	Mercer	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
3	New Wilmington	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
4	Perry	Hadley, Pa.	Distr. Unattended	0.07	0.01	
5	Pulaski	New Wilmington, Pa.	Distr. Unattended	0.07	0.01	
6	Richard	Allegheny County, Pa.	Distr. Unattended	0.07	0.01	
7	Seneca	Evans City, Pa.	Distr. Unattended	0.14	0.01	
8	Sharpsville	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
9	Stoneboro	Stoneboro, Pa.	Distr. Unattended	0.07	0.01	
10	Union	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
11	Walmo	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
12	Warrendale	Wexford, Pa.	Distr. Unattended	0.07		
13	West Middlesex	West Middlesex, Pa.	Distr. Unattended	0.07	0.01	
14	Wheatland	Mercer County, Pa.	Distr. Unattended	0.07	0.01	
15	Willowbrook	Lawrence County, Pa.	Distr. Unattended	0.07	0.01	
16	Zelienople	Butler County, Pa.	Distr. Unattended	0.07	0.01	
17						
18	Tot. Distribution Substations - 10,000 kva & Over					
19						
20	Distribution Substation - under 10,000 kva					
21	05 Substations		Distr. Unattended	0.07	0.01	
22	06 Substation		Distr. Unattended	0.07		
23	02 Substations		Distr. Unattended	0.02		
24	06 Substations		Distr. Unattended	0.02		
25	02 Substations		Distr. Unattended	0.07		
26	01 Substations		Distr. Unattended	0.01		
27						
28	Tot. Distribution Substations					
29						
30	Tot. Transmission & Distribution Substations					
31						
32	Tot. ALL Substations					
33						
34						
35						
36						
37						
38						
39						
40						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1					1
16	2	2				2
12	2					3
14	1					4
11	1					5
28	2					6
11	1					7
14	1					8
14	1					9
14	1					10
20	2					11
11	1					12
11	1					13
25	2					14
21	2					15
32	3					16
						17
709	60	2				18
						19
						20
25	4	1				21
28	7	1				22
11	4					23
39	9					24
12	2					25
1	3					26
						27
825	89	4				28
						29
885	94	4				30
						31
2303	105	8				32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426 Line No.: 9 Column: f

Penn Power (PP) shares ownership of certain substation structures and equipment serving jointly owned power plants with its parent, Ohio Edison Company (OE), Cleveland Electric Illuminating Company (CEI), and Toledo Edison Company (TE) as follows:

Plant	Line	PP%	OE%	CEI%	TE%
B. Mansfield #1	1	33.50	60.00	6.50	-
B. Mansfield #2	1	9.36	43.06	30.28	17.30
B. Mansfield #3	1	6.28	49.34	24.47	19.91
Beaver Valley #1	2	65.00	35.00	-	-
Beaver Valley #2	3	13.74	41.88	24.47	19.91
Edgewater	4	14.00	86.00	-	-
Mad River	5	40.00	60.00	-	-
Perry	6	5.24	30.00	44.85	19.91
W.H. Sammis	7	20.80	48.00	31.20	-

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	171,214	57,859	1,672
2	Additions During Year			
3	Purchases	3,838	627	28
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	3,838	627	28
6	Reductions During Year			
7	Retirements	985	56	1
8	Associated with Utility Plant Sold		1	
9	TOTAL Reductions (Enter Total of lines 7 and 8)	985	57	1
10	Number at End of Year (Lines 1 + 5 - 9)	174,067	58,429	1,699
11	In Stock	7,310	1,273	83
12	Locked Meters on Customers' Premises	768		
13	Inactive Transformers on System		821	29
14	In Customers' Use	165,965	56,335	1,587
15	In Company's Use	24		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	174,067	58,429	1,699

Name of Respondent Pennsylvania Power Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 14 Column: b

The "In Customers' Use" data was adjusted in order to reconcile the total meters with the meters purchased and retired.

Schedule Page: 429 Line No.: 14 Column: c

The "In Customers' Use" data was adjusted in order to reconcile the total transformers with the transformers purchased and retired.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or *modified in connection* with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	15,275			167,804,430	167,804,430
2	Water Pollution Control Facilities		-6,555		32,766,513	32,766,513
3	Solid Waste Disposal Costs				16,101,669	16,101,669
4	Noise Abatement Equipment				329,577	329,577
5	Esthetic Costs				125,427	125,427
6	Additional Plant Capacity				1,278,392	1,278,392
7	Miscellaneous (Identify significant)				522,217	522,217
8	TOTAL (Total of lines 1 thru 7)	15,275	-6,555		218,928,225	218,928,225
9	Construction Work in Progress	8,230,352			11,122,003	11,122,003

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	9,644,904	9,644,904
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	7,184,115	7,184,115
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	1,644,058	1,644,058
6	Difference in Cost of Environmentally Clean Fuels	251,846	251,846
7	Replacement Power Costs	2,308,754	
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	21,033,677	18,724,923

Schedule Page: 431 Line No.: 11 Column: b

Engineers' cost estimates were used for those facilities where actual production costs were not available. Expenses for lines 2 through 10 are not available for the Beaver Valley Power Plant nor are they available from the operating company of the Perry Power Plant.

Schedule Page: 431 Line No.: 11 Column: c

See above note.

INDEX

INDEX (continued)

INDEX (continued)

INDEX (continued)

G-8

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [ ] Conformed Copy

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

G8

Exact Legal Name of Respondent (Company)	Year of Report
Jersey Central Power & Light Company	Dec. 31, 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Jersey Central Power & Light Company
Reading, Pennsylvania

We have audited the balance sheets of Jersey Central Power & Light Company as of December 31, 2000 and 1999, and the related statements of income for the years then ended, and the statements of retained earnings and of cash flows for the year ended December 31, 2000 included on pages 110 through 123.57 of the accompanying Federal Energy Regulatory Commission Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jersey Central Power & Light Company as of December 31, 2000 and 1999, the results of its operations for the years then ended, and its changes in retained earnings and in cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is solely intended for the information and use of the board of directors and management of Jersey Central Power & Light Company and the Federal Energy Regulatory Commission.

PricewaterhouseCoopers LLP

January 31, 2001

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules _________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Jersey Central Power & Light Company		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 2800 Pottsville Pike, Reading, PA 19640-0001		
05 Name of Contact Person Paulette Chatman		06 Title of Contact Person Asst. Comptroller/JCP&L
07 Address of Contact Person *(Street, City, State, Zip Code)* 310 Madison Avenue, Morristown, NJ 07962-1957		
08 Telephone of Contact Person, *Including Area Code* (973) 401-8236	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* 12/31/2000

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name P. R. Chatman	03 Signature P. Chatman	04 Date Signed *(Mo, Da, Yr)* 04/23/2001
02 Title Assistant Comptroller/JCP&L		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any *false, fictitious or fraudulent statements as to any matter within its jurisdiction.*		

BLANK PAGE

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	none
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[ ] Four copies will be submitted

[X] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

P. R. Chatman
Assistant Comptroller - Jersey Central Power & Light Company
310 Madison Avenue
Morristown, NJ 07962 - 1957

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

New Jersey - March 27, 1925

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service in the State of New Jersey

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

GPU, Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

FERC FORM NO. 1 (ED. 12-96) Page 104

Name of Respondent	This Report is:	Date of Report	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

EXECUTIVE COMPENSATION

The following table sets forth remuneration paid to the Chief Executive Officer and the four other most highly compensated executive officers of JCP&L, Met-Ed and Penelec for the year ended December 31, 2000.

The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1999, 1998 and 1997.

Remuneration of Executive Officers

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	Long-Term Compensation Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compens-ation($)(1)	Securities Underlying Options Granted(#)	LTIP Payouts ($)(2)	All Other Compens-ation ($)
M. J. Chesser	2000	252,404	-	-	27,600	-	57,605(3)
President and Chief	1999	-	-	-	-	-	-
Executive Officer	1998	-	-	-	-	-	-
M. J. Connolly (4)	2000	185,385	25,000	-	6,500	-	15,319(5)
Vice President - Law	1999	168,846	105,000	-	1,400	-	9,398
	1998	150,000	35,000	-	-	-	6,782
R. S. Zechman	2000	184,615	-	-	6,300	33,432	29,172(6)
Vice President	1999	170,000	120,000	-	1,400	21,043	22,083
	1998	170,000	60,000	538	4,850	18,669	17,623
C. A. Mascari	2000	170,000	-	-	5,500	33,784	36,875(7)
Vice President -	1999	170,000	112,000	-	1,400	20,218	27,090
Technical Services	1998	170,000	50,000	-	4,850	21,002	20,762
C. Brooks	2000	170,000	-	-	5,200	33,960	22,943(8)
Vice President	1999	170,000	90,000	460	1,400	20,424	19,041
	1998	170,000	50,000	592	4,850	20,536	15,593

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Amounts reported in this column for the year 2000 represent each Named Executive Officer's 1995 performance-based restricted stock award that vested on June 4, 2000, at 90% of target, in accordance with the 1990 Stock Plan. The restricted units issued each year since 1995 under the 1990 Stock Plan have been performance based. Dividends are earned on the aggregate restricted units awarded under the 1990 Stock Plan and reinvested in additional units.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

GPU, Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Saxton Nuclear Experimental Corporation (SNEC)	See Note (A)	44	(A)
2				
3	JCP&L Preferred Capital, Inc.	Finance Subsidiary	100	(B)
4	JCP&L Capital, L.P.	Finance Subsidiary	100	
5	JCP&L Transition Holdings, Inc.	Finance Subsidiary	100	(C)
6	JCP&L Transition, Inc.	Finance Subsidiary	100	(D)
7	JCP&L Transition Funding, Inc.	Finance Subsidiary	100	(D)
8				
9	(A) Control of SNEC is through ownership of			
10	common stock as follows: Jersey Central			
11	Power & Light Company 44%, Metropolitan			
12	Edison Company 32% and Pennsylvania			
13	Electric Company 24%. SNEC owns a small			
14	demonstration nuclear reactor that has been			
15	partially decomissioned.			
16				
17	(B) A Delaware corporation, that is the sole			
18	general partner of JCP&L Capital, L.P.			
19				
20				
21	(C) Delaware Corp. Owns 100% of the Common			
22	Stock of JCP&L Transition, Inc.			
23				
24	(D) Delaware Corp. Sole member of JCP&L			
25	Transition Funding, Inc.			
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	See Footnote Data for "Executive Compensation"		
2	which is limited to the the information as filed with		
3	the Securities and Exchange Commission in the		
4	Company's 2000 Form 10-K.		
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
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27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
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42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

EXECUTIVE COMPENSATION

The following table sets forth remuneration paid to the Chief Executive Officer and the four other most highly compensated executive officers of JCP&L, Met-Ed and Penelec for the year ended December 31, 2000.

The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1999, 1998 and 1997.

Remuneration of Executive Officers

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation: Awards	Long-Term Compensation: Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)(1)	Securities Underlying Options Granted(#)	LTIP Payouts ($)(2)	All Other Compensation ($)
M. J. Chesser	2000	252,404	-	-	27,600	-	57,605(3)
President and Chief	1999	-	-	-	-	-	-
Executive Officer	1998	-	-	-	-	-	-
M. J. Connolly (4)	2000	185,385	25,000	-	6,500	-	15,319(5)
Vice President - Law	1999	168,846	105,000	-	1,400	-	9,398
	1998	150,000	35,000	-	-	-	6,782
R. S. Zechman	2000	184,615	-	-	6,300	33,432	29,172(6)
Vice President	1999	170,000	120,000	-	1,400	21,043	22,083
	1998	170,000	60,000	538	4,850	18,669	17,623
C. A. Mascari	2000	170,000	-	-	5,500	33,784	36,875(7)
Vice President -	1999	170,000	112,000	-	1,400	20,218	27,090
Technical Services	1998	170,000	50,000	-	4,850	21,002	20,762
C. Brooks	2000	170,000	-	-	5,200	33,960	22,943(8)
Vice President	1999	170,000	90,000	460	1,400	20,424	19,041
	1998	170,000	50,000	592	4,850	20,536	15,593

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Amounts reported in this column for the year 2000 represent each Named Executive Officer's 1995 performance-based restricted stock award that vested on June 4, 2000, at 90% of target, in accordance with the 1990 Stock Plan. The restricted units issued each year since 1995 under the 1990 Stock Plan have been performance based. Dividends are earned on the aggregate restricted units awarded under the 1990 Stock Plan and reinvested in additional units.

Amounts reported in this column for the years 1998 and 1999 consist of Performance Cash Incentive Awards paid on the 1993 and 1994 restricted unit awards, respectively, which vested under the 1990 Stock Plan. These amounts were designed to compensate recipients of restricted unit awards for the amount of federal and state income taxes that are payable upon vesting of such awards. There was no Performance Cash Incentive Award associated with the vesting of the restricted units awarded in 1995 that vested in 2000.

The aggregate number and value (based on the stock price per share at December 31, 2000) of unvested and deferred vested stock-equivalent restricted units (including reinvested dividend equivalents) at the end of 2000 were:

	Aggregate Units	Aggregate Value
M. J. Chesser	4,032	$148,428
M. J. Connolly	2,254	82,975
R. S. Zechman	8,125	299,102
C. A. Mascari	9,313	342,835
C. Brooks	7,572	278,744

(3) Consists of GPU's matching contributions under the non-qualified deferred compensation plan ($3,296), above-market interest accrued on the retirement portion of deferred compensation ($16), earnings on LTIP compensation not paid in the current year ($4,293), and signing bonus received upon employment ($50,000).

(4) Mr. Connolly was compensated by GPU Service, Inc. for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services.

(5) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,785), above-market interest accrued on the retirement portion of deferred compensation ($83), and earnings on LTIP compensation not paid in the current year ($3,651).

(6) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($5,385), above-market interest accrued on the retirement portion of deferred compensation ($1,036), and earnings on LTIP compensation not paid in the current year ($15,951).

(7) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,480), above-market interest accrued on the retirement portion of deferred compensation ($7,045), and earnings on LTIP compensation not paid in the current year ($18,550).

(8) Consists of GPU's matching contributions under the Savings Plan ($6,800), above-market interest accrued on the retirement portion of deferred compensation ($1,136), and earnings on LTIP compensation not paid in the current year ($15,007).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	F. D. Hafer **	300 Madison Avenue
2	Chairman of the Board	Morristown, NJ 07962-1911
3	(Chief Executive Officer) - To April 16, 2000	
4		
5		
6	C. B. Snyder (A)	300 Madison Avenue
7		Morristown, NJ 07962-1911
8		
9	G. E. Persson (A) - Elected May 23, 2000 to Executive	27 Greenfields Drive
10	Committee	Lakewood, NJ 08701
11		
12	S. C. Van Ness (A) - Executive Committee Alternate To	22 Chambers Street
13	May 22, 2000, Member May 23, 2000	Princeton, NJ 08542
14		
15	S. B. Wiley *** Director to May 15, 2000	250 Madison Avenue
16		Morristown, NJ 07960
17		
18	R. L. Wise *** Director to April 17, 2000	2800 Pottsville Pike
19	President - Resigned April 17, 2000	Reading, PA 19640-0001
20		
21	M. P. O'Flynn - Director to May 15, 2000	2800 Pottsville Pike
22	Vice President - Finance and Rates and Comptroller -	Reading, PA 19640-0001
23	Resigned December 31, 2000	
24		
25	M. J. Chesser - Elected Director April 17, 2000	2800 Pottsville Pike
26	Executive Committee April 17, 2000	Reading , PA 19640-0001
27	President April 17, 2000	
28	Chief Executive Officer April 17, 2000	
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41	(A) Alternate to Executive Committee.	
42		
43		
44		
45		
46		
47		
48		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
STOCK BOOK NOT CLOSED	Total: 15,371,270 By Proxy: 15,371,270	5/16/00 Morristown, NJ

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	15,371,270	15,371,270		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	15,371,270	15,371,270		
7	GPU, Inc.	15,371,270	15,371,270		
8	300 Madison Avenue				
9	Morristown, NJ 07962-1911				
10					
11	see footnote for pages 106-107				
12					
13					
14					
15					
16					
17					
18					

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
19	See page 106				
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
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39					
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49					
50					
51					
52					
53					

Name of Respondent	This Report is:	Date of Report	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 11 Column: a

Cumulative Preferred Stock

Voting Rights:

Whenever four(4) quarterly dividends payable on any part of the cumulative preferred stock shall be in arrears in whole or in part, the holders of the cumulative preferred stock voting as a class shall have the exclusive right to elect a majority only of the Board of Directors. This right shall continue until all such dividends are no longer in default. Otherwise, the holders of the cumulative preferred stock have no voting rights except as required by law and except that under certain circumstances their consent given in writing or by vote at a meeting thereof may be required in connection with certain matters relating to (1) the creation or authorization of any class or kind of stock ranking prior to the cumulative preferred stock; (2) a change in any of the terms of the cumulative preferred stock in any manner prejudicial to the holders thereof; (3) the issuance of any shares of the cumulative preferred stock, in addition to the initial series of 125,000 shares thereof, unless (a)net earnings, computed according to a formula expressed in the charter, permit such issuance and (b) the aggregate of the capital applicable to the common stock and surplus of the respondent is not less than the amount payable upon involuntary dissolution to the holders of the cumulative preferred stock to be outstanding after the proposed issuance of such additional cumulative preferred stock provided that no portion of the surplus used to meet this latter requirement shall, after such issuance and until a like number of shares of cumulative preferred stock have been retired, be available for dividends or other distribution upon the common stock; (4) the issuance or assumption of securities representing unsecured indebtedness (except to refund or renew such indebtedness or redeem outstanding shares of the cumulative preferred stock) in excess of 20 percent of the aggregate amount of the secured indebtedness, capital and surplus of the respondent; or, as to unsecured securities having maturities of less than ten years, in excess of ten percent of such aggregate amount; (5) merger or consolidation with or into any other corportation except where the same has been approved or permitted by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 and law does not require such consent. If required, consent by a two-thirds majority in number of shares is applicable with respect to items (1), (2) and (3) and under existing local law, if applicable, with respect to item (5). If required, consent by a simple majority in number of shares is applicable with respect to item (4) and, where applicable other than by requirement of local law, with respect to item (5).

Name of Respondent	This Report Is:	Date of Report	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None

2. None

3. During 1999, the NJBPU approved the sale of JCP&L's non-nuclear generation assets and JCP&L's interest in the Three Mile Island Unit 1 Nuclear Generating Station (TMI-1). The sales of substantially all of the non-nuclear assets and of JCP&L's interest in TMI-1 were consummated during 1999. In August 2000,JCP&L sold Oyster Creek nuclear generating station. See footnote 6 beginning on page 123.19 for additional information.

4. None

5. None

6. JCP&L has NJBPU authorization to issue and sell up to $300 million of Senior Notes and up to $200 million of Trust Preferred Securities, which in the aggregate cannot exceed $300 million. The Company has authorization to issue through December 31, 2002.

7. None

8. On November 5, 1999 the respondent entered into an agreement with the six local unions of the International Brotherhood of Electrical Workers (IBEW) effective 11/1/99 and terminating 10/31/02. Under this new agreement, bargaining employees were placed into two distinct groups with respect to base wages and incentive compensation programs as follows:

- Meter Reading and Customer Services Representatives:
  November 1, 1999: No base increase with a 6% incentive compensation award plus $1,000 lump sum payment
  November 1, 2000: No base increase with a 7% incentive compensation award
  November 1, 2001: No base increase with an 8% incentive compensation award

  The incentive compensation award will be annualized and paid quarterly based upon the achievement of negotiated, job specific (line of sight) goals

- All other bargaining employees:
  November 1, 1999: 3% base increase with a 2% incentive compensation award plus $1,000 lump sum payment
  November 1, 2000: 2% base increase with a 4% incentive compensation award
  November 1, 2001: 2% base increase with a 5% incentive compensation award

  The incentive compensation payment is determined based on the acheivement of negotiated goals and is payable in March 2001, March 2002, and March 2003

JCP&L Nuclear Divestiture Agreement:
The respondent negotiated a specific agreement with the six local unions of the IBEW to provide for the transition of bargaining unit employees who work at the Oyster Creek Nuclear Generation Station which was sold during 2000. The agreement provides incentives for these employees to transfer to the new owner or to transition out of JCP&L without exercising their contractual rights. The new owner is assured of experienced employees to operate the nuclear generation facility and JCP&L continues operations with little impact of nuclear generation employees displacing less senior employees. This transition was successfully completed in 2000.

JCP&L Fossil Generation Divestiture:
Bargaining employees working at the fossil generation stations were successfully transitioned to the new owner per the provisions of the generation divestiture agreements

negotiated during 1998.

9. For information with respect to material legal proceedings, reference is made to Note 12 (Commitments and Contingencies) of the Notes to Financial Statements beginning on page 122.

10. None

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	4,201,641,797	3,282,987,193
3	Construction Work in Progress (107)	200-201	80,671,006	75,200,863
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		4,282,312,803	3,358,188,056
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	2,456,966,652	1,212,783,719
6	Net Utility Plant (Enter Total of line 4 less 5)		1,825,346,151	2,145,404,337
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	1,708,479	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	2,329,769	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		-621,290	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,824,724,861	2,145,404,337
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	1,096,702	18,658,650
15	(Less) Accum. Prov. for Depr. and Amort. (122)		586,309	16,618,109
16	Investments in Associated Companies (123)		2	2
17	Investment in Subsidiary Companies (123.1)	224-225	16,965,539	17,011,623
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		695,745	4,294,497
21	Special Funds (125-128)		394,986,155	115,317,877
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		413,157,834	138,664,540
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)		0	0
25	Special Deposits (132-134)		120,328,257	127,556,557
26	Working Fund (135)		784,328	800,169
27	Temporary Cash Investments (136)		67,898,563	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		170,155,799	177,836,594
30	Other Accounts Receivable (143)		32,199,827	30,820,616
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		6,056,312	21,478,582
32	Notes Receivable from Associated Companies (145)		20,333,406	20,333,406
33	Accounts Receivable from Assoc. Companies (146)		18,259,546	8,492,408
34	Fuel Stock (151)	227	240,404	508,331
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	0	0
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	0	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		23,000,155	96,913,655
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		1,515,584	6,305,372
49	Rents Receivable (172)		979,359	981,328
50	Accrued Utility Revenues (173)		78,250,660	80,864,310
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		527,889,576	529,934,164

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	DEFERRED DEBITS			
54	Unamortized Debt Expenses (181)		9,176,877	8,564,768
55	Extraordinary Property Losses (182.1)	230	60,793,752	55,138,262
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	72,544,763	64,094,224
57	Other Regulatory Assets (182.3)	232	2,753,131,537	3,134,085,557
58	Prelim. Survey and Investigation Charges (Electric) (183)		40,078	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		383,606	213
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	22,015,731	18,397,464
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		23,478,831	21,299,630
66	Accumulated Deferred Income Taxes (190)	234	218,226,462	208,301,463
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		3,159,791,637	3,509,881,581
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		5,925,563,908	6,323,884,622

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	PROPRIETARY CAPITAL			
2	Common Stock Issued (201)	250-251	153,712,700	153,712,700
3	Preferred Stock Issued (204)	250-251	96,500,000	74,833,400
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	148,750	148,750
7	Other Paid-In Capital (208-211)	253	510,768,894	510,768,894
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	720,673,549	794,520,151
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	211,961	258,045
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		1,482,015,854	1,534,241,940
15	LONG-TERM DEBT			
16	Bonds (221)	256-257	1,173,500,000	1,133,500,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	128,865,980	128,865,980
19	Other Long-Term Debt (224)	256-257	151,034,148	159,970,670
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		2,752,087	2,511,904
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		1,450,648,041	1,419,824,746
23	OTHER NONCURRENT LIABILITIES			
24	Obligations Under Capital Leases - Noncurrent (227)		0	0
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		21,032,773	17,177,032
27	Accumulated Provision for Pensions and Benefits (228.3)		1,860,965	1,880,965
28	Accumulated Miscellaneous Operating Provisions (228.4)		15,645,837	11,818,496
29	Accumulated Provision for Rate Refunds (229)		115,000,000	115,000,000
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		153,539,575	145,876,493
31	CURRENT AND ACCRUED LIABILITIES			
32	Notes Payable (231)		0	29,200,000
33	Accounts Payable (232)		10,169,913	4,667,338
34	Notes Payable to Associated Companies (233)		12,886,598	12,886,598
35	Accounts Payable to Associated Companies (234)		64,330,901	98,748,745
36	Customer Deposits (235)		15,241,164	15,042,562
37	Taxes Accrued (236)	262-263	13,086,884	8,843,201
38	Interest Accrued (237)		24,523,650	23,625,842
39	Dividends Declared (238)		1,230,300	1,391,035
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		8,729,762	8,670,706
43	Miscellaneous Current and Accrued Liabilities (242)		75,417,639	95,714,860
44	Obligations Under Capital Leases-Current (243)		48,165,276	0
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		273,782,087	298,790,887

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	DEFERRED CREDITS			
47	Customer Advances for Construction (252)		8,734,992	9,741,784
48	Accumulated Deferred Investment Tax Credits (255)	266-267	32,113,894	17,087,423
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	1,852,317,866	1,934,382,189
51	Other Regulatory Liabilities (254)	278	99,094,792	89,546,042
52	Unamortized Gain on Reaquired Debt (257)		106,660	44,924
53	Accumulated Deferred Income Taxes (281-283)	272-277	573,210,147	874,348,194
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,565,578,351	2,925,150,556
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		5,925,563,908	6,323,884,622

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 112	Line No.: 68	Column: d

Note: The Notes to Financial Statements starting on page 122 are in integral part of the Balance Sheet.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	1,979,297,206	2,018,208,667
3	Operating Expenses			
4	Operation Expenses (401)	320-323	1,194,085,831	1,241,894,917
5	Maintenance Expenses (402)	320-323	78,574,103	91,752,792
6	Depreciation Expense (403)	336-337	137,983,679	168,892,813
7	Amort. & Depl. of Utility Plant (404-405)	336-337	3,973,612	6,501,667
8	Amort. of Utility Plant Acq. Adj. (406)	336-337	4,554,426	4,497,468
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)		24,217,757	22,118,127
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		18,866,337	40,480,614
12	(Less) Regulatory Credits (407.4)		-45,404,835	648,241
13	Taxes Other Than Income Taxes (408.1)	262-263	64,398,599	76,929,373
14	Income Taxes - Federal (409.1)	262-263	-13,443,797	71,970,723
15	- Other (409.1)	262-263	1,358,577	28,367,410
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	281,160,843	182,118,410
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	130,736,613	182,825,486
18	Investment Tax Credit Adj. - Net (411.4)	266	-15,026,471	-11,846,530
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		8,250	
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		1,695,363,468	1,740,204,057
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		283,933,738	278,004,610

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.
7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.
B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.
9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.
10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
1,979,297,206	2,018,208,667					2
						3
1,194,085,831	1,241,894,917					4
78,574,103	91,752,792					5
137,983,679	168,892,813					6
3,973,612	6,501,667					7
4,554,426	4,497,468					8
24,217,757	22,118,127					9
						10
18,866,337	40,480,614					11
-45,404,835	648,241					12
64,398,599	76,929,373					13
-13,443,797	71,970,723					14
1,358,577	28,367,410					15
281,160,843	182,118,410					16
130,736,613	182,825,486					17
-15,026,471	-11,846,530					18
						19
						20
8,250						21
						22
1,695,363,468	1,740,204,057					23
283,933,738	278,004,610					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		283,933,738	278,004,610
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		1,327,877	4,098,742
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		837,664	2,774,205
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)		35,363	-26,481
34	Equity in Earnings of Subsidiary Companies (418.1)	119	1,312,662	1,087,367
35	Interest and Dividend Income (419)		17,720,708	5,592,488
36	Allowance for Other Funds Used During Construction (419.1)		719,423	
37	Miscellaneous Nonoperating Income (421)		15,500,898	10,392,488
38	Gain on Disposition of Property (421.1)		1,514,138	
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		37,293,405	18,370,399
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		1,165,003	
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	6,721,527	4,716,212
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		7,886,530	4,716,212
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	30,000	30,000
47	Income Taxes-Federal (409.2)	262-263	-96,835,504	75,030,543
48	Income Taxes-Other (409.2)	262-263	-27,363,914	21,199,850
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	230,137,700	62,900,136
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	110,082,507	140,264,929
51	Investment Tax Credit Adj.-Net (411.5)			-6,264,849
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		-4,114,225	12,630,751
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		33,521,100	1,023,436
55	Interest Charges			
56	Interest on Long-Term Debt (427)		85,233,562	87,196,150
57	Amort. of Debt Disc. and Expense (428)		860,242	886,838
58	Amortization of Loss on Reaquired Debt (428.1)		2,179,201	2,502,126
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		61,737	62,893
61	Interest on Debt to Assoc. Companies (430)	340	12,804,106	12,456,620
62	Other Interest Expense (431)	340	6,914,319	5,444,979
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		1,287,027	1,774,992
64	Net Interest Charges (Enter Total of lines 56 thru 63)		106,642,666	106,648,828
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		210,812,172	172,379,218
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		210,812,172	172,379,218

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 114 Line No.: 72 Column: c

Note: The Notes to Financial Statements starting on page 122 are an integral part of this Statement of Income.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		720,666,251
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		209,499,510
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24	4% Series Cumulative Preferred, $4 per share		-500,000
25	7.52% Series K Cumulative Preferred, $7.52 per share		-2,561,201
26	8.65% Series J Cumulative Preferred, $8.65 per share		-3,843,148
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-6,904,349
30	Dividends Declared-Common Stock (Account 438)		
31	Common dividends not declared on a per share basis		-130,000,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-130,000,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		1,266,578
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		794,527,990

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40	Beginning Balance - Appropriated for Pension Liablity		7,298
41	Minimum pension liablity adjustment		-15,137
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		-7,839
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		-7,839
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		794,520,151
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		211,961
50	Equity in Earnings for Year (Credit) (Account 418.1)		1,312,662
51	(Less) Dividends Received (Debit)		1,266,578
52			
53	Balance-End of Year (Total lines 49 thru 52)		258,045

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 118 Line No.: 48 Column: c

Note: The Notes to Financial Statements starting on page 122 are an integral part of this Statement of Retained Earnings.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	210,812,173
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	269,564,000
5	Amortization of property under capital leases	11,472,000
6	Loss on sale of investment	1,163,000
7	Deferred energy and capacity costs, net	-229,321,000
8	Deferred Income Taxes (Net)	270,479,000
9	Investment Tax Credit Adjustment (Net)	-15,026,000
10	Net (Increase) Decrease in Receivables	5,627,000
11	Net (Increase) Decrease in Inventory	-268,000
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	20,075,000
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	719,000
17	(Less) Undistributed Earnings from Subsidiary Companies	1,313,000
18	Other, net	-163,071,894
19	Due to/from affiliates	44,184,000
20	Special deposits and prepayments	-74,099,000
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	349,558,279
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-144,389,000
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other: Contributions to decommissioning trusts	-130,444,000
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-274,833,000
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	74,797,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other, net	-624,000
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-200,660,000
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	29,200,000
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	29,200,000
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-40,000,000
74	Preferred Stock	-21,667,000
75	Common Stock	
76	Capital lease principal payments	-48,515,000
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-7,065,000
81	Dividends on Common Stock	-128,734,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-216,781,000
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-67,882,721
87		
88	Cash and Cash Equivalents at Beginning of Year	68,682,890
89		
90	Cash and Cash Equivalents at End of Year	800,169

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 10 Column: b

Includes Provision for Doubtful Accounts of $ 25,732,000.

Schedule Page: 120 Line No.: 18 Column: b

Includes Change in Regulatory Assets, net of $ (167,331,000).

Schedule Page: 120 Line No.: 90 Column: b

Supplemental Disclosure for 2000 Statement of Cash Flows:

$ 112,792,000	Interest and Preferred Dividends Paid
$ (50,811,000)	Income Taxes Paid
$ 41,580,000	New Capital Lease Obligations Incurred

Reconciliation of Cash and Cash Equivalents at end of year with related accounts on the Balance Sheet:

$ 0	Cash (Line 24)
$ 800,169	Working Funds (Line 26)
$ 0	Temporary Cash Investments (Line 27)
$ 800,169	Total Cash and Cash Equivalents at end of year

Notes: The Notes to Financial Statements beginnintg on page 122 are an integral part of this Statement of Cash Flows.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These electric utilities are conducting business under the name GPU Energy and considered together are referred to as the "GPU Energy companies." GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU Electric's foreign utility companies include Midlands Electricity plc (conducting business as GPU Power UK); Empresa Distribuidora Electrica Regional S.A. (Emdersa); and GPU GasNet. GPU Power, Inc. and its subsidiaries (GPU Power) develop, own and operate generation facilities in foreign countries. Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies; GPU Diversified Holdings LLC; and GPU Nuclear, Inc. (GPUN). All of these companies considered together are referred to as "GPU."

In 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to Singapore Power International (SPI). In addition, GPU, Inc. sold GPU International, Inc. (GPUI) to Aquila Energy Corporation (Aquila). This sale included GPUI's interests in six domestic electric generating plants, and one development stage project. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS

Certain reclassifications of prior years' data have been made to conform with the current presentation. The GPU Energy companies' accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the Pennsylvania Public Utility Commission (PaPUC) and the New Jersey Board of Public Utilities (NJBPU). GPU's accounting records also comply with the Securities and Exchange Commission's (SEC) rules and regulations.

CONSOLIDATION

The GPU consolidated financial statements include the accounts of its wholly-owned subsidiaries and any affiliates in which it has a controlling financial interest (generally evidenced by a greater than 50% ownership interest). All significant intercompany transactions and accounts are eliminated in consolidation. GPU also uses the equity method of accounting for investments in affiliates in which it has the ability to exercise significant influence.

GPU began accounting for GPU Power UK as a consolidated entity in the third quarter

of 1999, following its acquisition of the remaining 50% ownership interest from Cinergy Corp. (Cinergy).

REGULATORY ACCOUNTING

Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," applies to regulated utilities that have the ability to recover their costs through rates established by regulators and charged to customers. The GPU Energy companies' transmission and distribution operations are currently accounted for under the provisions of FAS 71. In accordance with FAS 71, GPU has deferred certain costs pursuant to actions of the NJBPU and PaPUC and is recovering or expects to recover such costs in regulated rates charged to customers. Regulatory assets and liabilities are reflected net in the Deferred Debits and Other Assets section of the Consolidated Balance Sheets. For additional information about regulatory assets and liabilities, see Note 12, Commitments and Contingencies.

With the receipt of the NJBPU Summary Restructuring Order (Summary Order) in 1999 and the PaPUC Restructuring Orders (Restructuring Orders) in 1998, GPU determined that the GPU Energy companies' electric generation operations no longer met the criteria for the continued application of FAS 71, and therefore adopted, for that portion of its business, the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" and Emerging Issues Task Force Issue 97-4 (EITF)(Issue 97-4), Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71."

CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards No. 52 (FAS 52), "Foreign Currency Translation," balance sheet accounts of foreign operations are translated from foreign currencies into US dollars at year-end rates, while income statement accounts are translated at the average month-end exchange rates for the relevant period. The resulting translation adjustments are included in Accumulated other comprehensive income/(loss), net of deferred taxes, on the Consolidated Balance Sheets. Gains and losses resulting from foreign currency transactions are included in Net Income.

REVENUES

GPU recognizes operating revenues for services rendered to the end of the relevant accounting period. Therefore, the electric operating revenues of GPU Electric and the GPU Energy companies include an estimate for unbilled revenues.

MYR recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation. MYR charges selling, general and administrative costs, including indirect costs associated with maintaining district offices, to expense as incurred.

Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised. Significant claims are included in revenue in accordance with industry practice.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents amounts billed in excess of revenues recognized.

CLASSIFICATION OF CURRENT ASSETS AND CURRENT LIABILITIES

The length of MYR's contracts vary, with some larger contracts exceeding one year. In accordance with industry practice, MYR includes in current assets and current liabilities amounts realizable and payable under contracts which may extend beyond one year.

DEFERRED COSTS

JCP&L recovers its prudently incurred generation-related costs, including nonutility generation (NUG) costs, through a Basic Generation Service (BGS) charge and a Market Transition Charge (MTC), and defers any differences between actual costs and amounts recovered from customers through rates. Met-Ed and Penelec use deferred accounting for the above-market portion of NUG costs which are collected through the Competitive Transition Charge (CTC).

On November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking recovery of their power purchase costs in excess of established rate caps. Currently, Met-Ed and Penelec do not have authority to defer these costs for future recovery. The PaPUC consolidated this petition for consideration with the GPU/FirstEnergy Corp. (FirstEnergy) merger proceeding, which establishes a May 2001 date for a PaPUC order in both cases, based on the current merger procedural schedule.

UTILITY PLANT

Prior to the sale of the Oyster Creek Nuclear Generation Station (Oyster Creek) in 2000, the plant was written down to its sale price of $10 million. All other utility plant, including the GPU Energy companies' remaining generation plants, and additions are valued at cost. The assets of acquired companies are carried at their fair value as of the acquisition date, less accumulated depreciation.

DEPRECIATION

GPU generally provides for depreciation at annual rates determined and revised periodically, on the basis of studies, to be sufficient to depreciate the original cost of depreciable property over estimated remaining service lives, which are generally longer than those employed for tax purposes.

These rates, on an aggregate composite basis, resulted in annual rates as follows:

	GPU	JCP&L	Met-Ed	Penelec
2000	3.16%	3.30%	2.87%	2.72%
1999	2.96%	2.94%	3.01%	2.81%
1998	3.43%	3.65%	3.53%	3.25%

GPU GasNet uses the volumetric depreciation method to amortize the cost of its gas pipeline.

AMORTIZATION POLICIES

Accounting for TMI-2 and Forked River Investments:

At December 31, 2000, $55 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's investment in Three Mile Island Unit 2 (TMI-2). JCP&L is collecting annual revenues for the amortization of TMI-2 of $9.6 million. This level of revenue will be sufficient to recover the remaining investment by 2008. Met-Ed and Penelec have collected all of their TMI-2 investment attributable to retail customers. At December 31, 2000, $48 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's Forked River project. JCP&L is collecting annual revenues for the amortization of this project of $11.2 million, which will be sufficient to recover its remaining investment by 2006. Because JCP&L has not been provided revenues for a return on the unamortized balances of the damaged TMI-2 facility and the cancelled Forked River project, these investments are being carried at their discounted present values.

Nuclear Fuel:

Prior to the sale of Three Mile Island Unit 1 (TMI-1) in 1999 and Oyster Creek in 2000, the GPU Energy companies amortized nuclear fuel on a unit-of-production basis and rates were determined and periodically revised to amortize the cost of the fuel over its useful life.

At December 31, 2000 and 1999, the liability of the GPU Energy companies for future contributions to the Federal Decontamination and Decommissioning Fund for the cleanup of uranium enrichment plants operated by the Federal Government amounted to $22 million (JCP&L $14 million; Met-Ed $5 million; Penelec $3 million) and $25 million (JCP&L $15 million; Met-Ed $7 million; Penelec $3 million), respectively, and is primarily reflected in Deferred Credits and Other Liabilities - Other. Annual contributions, which began in 1993, are being made over a 15-year period. JCP&L is recovering these costs from customers through its BGS and MTC rates. Met-Ed and Penelec are not recovering these costs in rates.

Goodwill:

Goodwill, resulting from GPU's purchase of various businesses, is recorded on the Consolidated Balance Sheets and amortized to expense, on a straight-line basis, over its useful life not to exceed 40 years. Goodwill amortization expense amounted to $54.7 million, $51.6 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively. GPU periodically reviews undiscounted projections of future cash flows from operations to assess whether any potential intangible impairment exists on its goodwill. For additional information of goodwill resulting from acquisitions, see Note 7, Acquisitions.

NUCLEAR FUEL DISPOSAL FEE

The GPU Energy companies are providing for estimated future disposal costs for spent nuclear fuel at Oyster Creek and TMI-1 in accordance with the Nuclear Waste Policy Act of 1982. The GPU Energy companies entered into contracts in 1983 with the US Department of Energy (DOE) for the disposal of spent nuclear fuel. For a discussion of the DOE's current inability to begin acceptance of spent nuclear fuel from the GPU Energy companies and other standard contract holders, see Note 12, Commitments and Contingencies.

The total liability under these contracts, including interest, at December 31, 2000, all of which relates to spent nuclear fuel from nuclear generation through April 1983, amounted to $210.1 million (JCP&L $157 million; Met-Ed $35.4 million; Penelec $17.7 million), and is reflected in Deferred Credits and Other Liabilities - Other. As the actual liability is substantially in excess of the amount recovered to date from ratepayers, the GPU Energy companies have reflected such excess in Regulatory assets, net.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

The distribution rates presently charged to customers provide for the collection of these costs, plus interest, over a remaining period of seven years for JCP&L. For Met-Ed and Penelec, these costs are a component of their respective CTC. The GPU Energy companies' current rates provide for the recovery of costs for spent nuclear fuel disposal costs resulting from nuclear generation subsequent to April 1983.

INCOME TAXES

GPU files a consolidated federal income tax return. All participants are jointly and severally liable for the full amount of any tax, including penalties and interest, which may be assessed against the group.

Deferred income taxes, which result primarily from purchase accounting adjustments, liberalized depreciation methods, deferred costs, decommissioning funds and discounted Forked River and TMI-2 investments, reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. Investment tax credits (ITC) are amortized over the estimated service lives of the related facilities.

CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS

The carrying amounts of Temporary cash investments, Special deposits, Securities due within one year and Notes payable on the Consolidated Balance Sheets approximate fair value due to the short period to maturity. The carrying amounts of the Nuclear decommissioning trusts and Nuclear fuel disposal trust, whose assets are invested in cash equivalents and debt and equity securities, also approximate fair value.

DERIVATIVE INSTRUMENTS

GPU's use of derivative instruments is intended to manage the risk of price, interest rate and foreign currency fluctuations. GPU does not intend to hold or issue derivative instruments for trading purposes.

Commodity Derivatives:

The GPU Energy companies use New York Mercantile Exchange (NYMEX) futures and Over-the-Counter (OTC) forward contracts and options on forward contracts to manage the risk of fluctuations in the market price of electricity. The GPU Energy companies also manage the natural gas requirements of certain NUG facilities that generate and sell energy to JCP&L under long-term contracts. These commodity derivatives qualify for hedge accounting treatment under current accounting rules since price movements of the commodity derivatives are highly correlated with the underlying hedged commodities and the transactions are designated as hedges at inception. Accordingly, under the deferral method of accounting, gains and losses related to commodity derivatives are recognized in Power purchased and interchanged in the Consolidated Statements of Income when the hedged transaction closes or if the commodity derivative is no longer sufficiently correlated. Prior to income or loss recognition, deferred gains and losses relating to these transactions are recorded in Current Assets or Current Liabilities in the Consolidated Balance Sheets.

Interest Rate Swap Agreements:

Penelec and GPU Electric (through GPU GasNet and GPU Power UK) use interest rate swap agreements to manage the risk of increases in variable interest rates. As of December 31, 2000, these agreements covered approximately $528 million (Penelec $50 million; GPU Electric $478 million) of debt, and were scheduled to expire on various dates through June 2006. Differences between the amounts paid and received under interest rate

swaps are recorded as adjustments to the interest expense of the underlying debt since the swaps are related to specific assets, liabilities or anticipated transactions. All of the agreements effectively convert variable rate debt to fixed rate debt. For the year ended December 31, 2000, fixed rate interest expense exceeded variable rate interest by approximately $0.3 million (Penelec $0.1 million; GPU Electric $0.2 million).

Currency Swap Agreements:

GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings (Avon). These swap agreements effectively convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. As of December 31, 2000, these currency swap agreements covered £517 million (US $850 million) of debt. Interest expense would have been £37.8 million (US $57.3 million) as compared to £38.6 million (US $58.4 million) for the year ended December 31, 2000 had these agreements not been in place.

ENVIRONMENTAL LIABILITIES

GPU may be subject to loss contingencies resulting from environmental laws and regulations, which include obligations to mitigate the effects on the environment of the disposal or release of certain hazardous wastes and substances at various sites. GPU records liabilities (on an undiscounted basis) for hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated and adjusts these liabilities as required to reflect changes in circumstances.

STATEMENTS OF CASH FLOWS

For the purpose of the consolidated statements of cash flows, temporary investments include all unrestricted liquid assets, such as cash deposits and debt securities, with maturities generally of three months or less. Cash flows are reported using the US dollar equivalent of the functional currencies in effect at the time of the cash transaction. The effect of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item on the Consolidated Statements of Cash Flows.

Avon and GPU Power UK have a formal agreement with a United Kingdom bank, under which they maintain available cash balances in a number of subsidiary bank accounts and an overdraft in the main GPU Power UK operating account. The overdraft balance was $276.5 million as of December 31, 2000, while total cash at GPU Power UK was $314.3 million. Since GPU Power UK manages the overdraft balance in such a way that it does not exceed the available cash balances in the other associated accounts, no interest or fees are paid under this arrangement. In effect, GPU Power UK uses the overdraft facility to utilize the available cash in the other bank accounts. The overdraft position and the offsetting cash balances subject to this arrangement are shown on the Consolidated Balance Sheets in Bank overdraft and Cash and temporary cash investments, respectively.

2. SHORT-TERM BORROWING ARRANGEMENTS

At December 31, 2000 and 1999, short-term debt outstanding consisted of the following:

		2000		1999	
Company	Facility	Balance Outstanding (in millions)	Weighted Avg. Rate	Balance Outstanding (in millions)	Weighted Avg. Rate

GPU, Inc.	Bank Loans	$ 113	7.2%	$ 123	7.0%
JCP&L	Bank Loans	2	7.0	-	-
	Commercial Paper	27	7.4	-	-
Met-Ed	Commercial Paper	47	6.8	-	-
Penelec	Commercial Paper	56	6.7	54	6.9
MYR	Bank Loans	36	7.2	-	-
GPU Electric	Bank Loans	476	7.0	366	6.1
	Commercial Paper/ Medium Term Notes	724	8.0	1,218	6.5
	Total	$1,481		$1,761	

GPU's weighted average interest rate on the short-term borrowings was 7.5% and 6.5% at December 31, 2000 and 1999, respectively.

GPU has various credit facilities in place, the most significant of which are discussed below. These credit facilities generally provide GPU bank loans at negotiated market rates. In addition, commitment fees or facility fees are determined by market rates at the time the facility is put in place, and can change based on the borrower's current bond rating.

In recent months, certain aspects of California's restructuring plan have created instability and price volatility in the electricity market, negatively affecting the California electric utilities. These utilities have defaulted on various contractual and financial obligations and have experienced rapid deterioration of their credit quality. Reaction of the financial markets, which did not anticipate the rapid deterioration of the California utilities' financial condition, has included a careful review of overall credit exposure to the electric utility industry.

Furthermore, Met-Ed's and Penelec's energy cost exposure related to their provider of last resort (PLR) obligation in Pennsylvania has negatively affected Met-Ed's and Penelec's earnings. Consequently, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions. The credit facilities that expire in 2001 include: $465 million available to GPU, Inc. and the GPU Energy companies under a $250 million revolving credit agreement and various committed bank lines of credit; $1 billion under GPU Capital, Inc.'s (GPU Capital) senior revolving credit agreement; $180 million under GPU Australia Holdings, Inc.'s (GPU Australia Holdings) senior revolving credit agreement; and $366 million under EI UK Holdings, Inc.'s two year term loan agreement.

In addition, primarily as a result of these conditions (the companies' PLR exposure and the negative publicity surrounding the California utilities), in early 2001 Met-Ed and Penelec began experiencing difficulty in selling their commercial paper with maturities longer than overnight. Under normal circumstances, they issue commercial paper having maturities of up to 30 days or longer, if desired. As a result, Met-Ed and Penelec have temporarily withdrawn from the commercial paper market, and instead have resorted to borrowing against their various bank lines of credit.

GPU, Inc. and GPU Energy companies

GPU, Inc. and the GPU Energy companies have available $465 million of short-term borrowing facilities, which include a $250 million revolving credit agreement and various bank lines of credit. In addition, GPU, Inc., JCP&L, Met-Ed and Penelec can issue commercial paper in amounts of up to $100 million, $150 million, $75 million and $100 million, respectively. From these sources, GPU, Inc. has regulatory authority to have $250 million outstanding at any one time. JCP&L, Met-Ed and Penelec are limited by their

charters or SEC authorization to $266 million, $150 million and $150 million, respectively, of short-term debt outstanding at any one time. As of December 31, 2000, GPU, Inc. and the GPU Energy companies had $113 million and $132 million (JCP&L $29 million; Met-Ed $47 million; Penelec $56 million), respectively, of short-term debt outstanding.

GPU Electric

GPU Capital has a $1 billion 364-day senior revolving credit agreement due in November 2001 supporting the issuance of commercial paper for its $1 billion commercial paper program, which has been established to fund GPU, Inc. and GPU Electric acquisitions. GPU, Inc. has guaranteed GPU Capital's obligations under this program. At December 31, 2000 and 1999, $633 million and $768 million was outstanding under this commercial paper program, respectively, and included in Notes payable on the Consolidated Balance Sheets. In early 2001, GPU Capital refinanced the majority of this outstanding commercial paper through its standby revolving credit agreement.

GPU Electric has a $150 million credit facility due in May 2002 to accommodate short-term borrowing needs. The facility is guaranteed by GPU, Inc. and there were no outstanding borrowings as of December 31, 2000.

GPU Australia Holdings has $180 million available under its senior revolving credit facility, which expires in November 2001. This facility is guaranteed by GPU, Inc. In 2000, GPU Australia Holdings borrowed $176 million under this facility, which is included in Notes payable on the Consolidated Balance Sheet, to repay all outstanding obligations under its $180 million commercial paper program. There were no outstanding borrowings under this revolving credit facility as of December 31, 1999.

The above-mentioned GPU Australia Holdings commercial paper program is supported by GPU, Inc. credit facilities and GPU, Inc. has also guaranteed all obligations under this program. At December 31, 1999, $182 million was outstanding under this commercial paper program and included in Notes payable on the Consolidated Balance Sheet. No borrowings were outstanding at December 31, 2000.

In August 2000, GPU GasNet entered into a A$750 million (US $417 million) commercial paper program to refinance maturing bank debt. In addition, GPU GasNet established a A$750 million (US $417 million) credit facility to serve as a backstop for this commercial paper program. At December 31, 2000, there was A$250 million (US $139 million) of commercial paper outstanding under this program and included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount of commercial paper on a long-term basis.

GPU Power UK maintains a £150 million (approximately US $224 million) revolving credit facility with six banks for working capital purposes, which expires at various dates through June 2005. At December 31, 2000 and 1999, there was £60 million (US $90 million) and £87 million (US $140 million) outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

In addition, GPU Power UK maintains an ongoing £75 million (US $112 million) bank facility for working capital purposes. Outstanding borrowings are collateralized by portions of trade accounts receivable. At December 31, 2000 and 1999, £75 million (US $112 million) and £75 million (US $121 million) was outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

MYR

MYR maintains a $50 million revolving credit facility, which expires in November

2003, of which up to $10 million is available for the issuance of standby letters of credit. As of December 31, 2000, $36 million was outstanding under this facility and included in Notes payable on the Consolidated Balance Sheet.

3. LONG-TERM DEBT

At December 31, 2000 and 1999, long-term debt outstanding consisted of the following:

GPU, Inc. and Subsidiary Companies

			(in millions)	
2000	Maturities	Interest Rates	Total Debt Outstanding	Due Within One Year
GPU Energy companies, GPUS & GPU, Inc.:				
First mortgage bonds	2001-2027	5.35-9.20%	$1,695 (1)	$ 40
Senior notes	2002-2019	5.75-7.77%	441 (2)	-
Other long-term debt	2001-2039	7.05-7.69%	334	22
GPU Electric:				
Bank loans	2001-2014	5.98-10.5%	1,184	912
Bonds	2002-2008	7.38-7.46%	983	-
Commercial paper/Medium term notes	2001-2003	5.98-10.5%	222 (3)	-
GPU Power	2003-2022	4.5-9.5%	39	7
Total			$4,898	$ 981

(1) Amount is less unamortized net discount of $3.1 million.

(2) Amount is less unamortized net discount of $1.6 million.

(3) Amount includes $139 million of Australian commercial paper, which is included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount on a long-term basis.

			(in millions)	
1999	Maturities	Interest Rates	Total Debt Outstanding	Due Within One Year
GPU Energy companies & GPUS:				
First mortgage bonds(a)	2000-2027	5.35-9.48%	$1,785 (1)	$ 90
Senior notes	2004-2019	5.75-6.63%	348 (2)	-
Other long-term debt	2000-2039	6.76-7.69%	34	-
GPU Electric:				
Bank loans	2000-2014	4.16-6.56%	2,264	475
Bonds	2002-2008	7.38-7.46%	1,092	-
Medium term notes	2001-2002	6.33%	263	-
GPUI Group	2000-2022	4.5 -7%	46	5

Total	$5,832	$ 570

(1) Amount is less unamortized net discount of $2.8 million.

(2) Amount is less unamortized net discount of $1.8 million.

JCP&L

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.04% due 2000	$ -	$ 40,000
6.45% due 2001	40,000	40,000
9% due 2002	50,000	50,000
6.375% due 2003	150,000	150,000
7.125% due 2004	160,000	160,000
6.78% due 2005	50,000	50,000
8.25% due 2006	50,000	50,000
6.85% due 2006	40,000	40,000
7.90% due 2007	40,000	40,000
7.125% due 2009	6,300	6,300
7.10% due 2015	12,200	12,200
9.20% due 2021	50,000	50,000
8.55% due 2022	30,000	30,000
8.82% due 2022	12,000	12,000
8.85% due 2022	38,000	38,000
8.32% due 2022	40,000	40,000
7.98% due 2023	40,000	40,000
7.5% due 2023	125,000	125,000
8.45% due 2025	50,000	50,000
6.75% due 2025	150,000	150,000
Subtotal	1,133,500	1,173,500
Amounts due within one year	(40,000)	(40,000)
Unamortized net discount	(2,511)	(2,752)
Total	1,090,989	1,130,748
Other long-term debt (excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$1,093,987	$1,133,760

Met-Ed

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.2% due 2000	$ -	$ 30,000
9.48% due 2000	-	20,000
8.05% due 2002	30,000	30,000
6.6% due 2003	20,000	20,000
7.22% due 2003	40,000	40,000
9.1% due 2003	30,000	30,000
6.34% due 2004	40,000	40,000
6.77% due 2005	30,000	30,000
7.35% due 2005	20,000	20,000
6.36% due 2006	17,000	17,000
6.40% due 2006	33,000	33,000

Name of Respondent Jersey Central Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

6.00% due 2008	8,700	8,700
6.1% due 2021	28,500	28,500
8.6% due 2022	30,000	30,000
8.8% due 2022	30,000	30,000
6.97% due 2023	30,000	30,000
7.65% due 2023	30,000	30,000
8.15% due 2023	60,000	60,000
5.95% due 2027	13,690	13,690
Subtotal	490,890	540,890
Amounts due within one year	-	(50,000)
Unamortized net discount	(27)	(31)
Total	490,863	490,859
Other long-term debt (excludes amounts due within one year of $27 for 2000 and $25 for 1999)	5,997	6,024
Total long-term debt	$496,860	$496,883

Penelec	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.125% due 2007	$ 4,110	$ 4,110
6.55% due 2009	-	-
5.35% due 2010	12,310	12,310
5.35% due 2010	12,000	12,000
5.80% due 2020	20,000	20,000
6.05% due 2025	25,000	25,000
Subtotal	73,420	73,420
Amounts due within one year	-	-
Unamortized net discount	(8)	(10)
Total	73,412	73,410
Senior Notes - Series as noted:		
6.42% due 2002	25,000	-
6.47% due 2002	25,000	-
5.75% due 2004	125,000	125,000
7.50% due 2005	8,000	-
6.125% due 2009	100,000	100,000
7.77% due 2010	35,000	-
6.625% due 2019	125,000	125,000
Subtotal	443,000	350,000
Unamortized net discount	(1,597)	(1,781)
Total	441,403	348,219
Other long-term debt		

(excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$517,813	$424,641

(a) Substantially all of the utility plant owned by the GPU Energy companies is subject to the liens of their respective mortgages.

For the years 2001, 2002, 2003, 2004 and 2005, GPU has long-term debt maturities as follows:

(in millions)

Company	2001	2002	2003	2004	2005
JCP&L	$ 40	$ 50	$150	$160	$50
Met-Ed	-	30	90	40	50
Penelec	-	50	-	125	8
GPU Electric	912	436	176	11	12
GPU Power	7	7	6	6	2
GPU, Inc.	-	-	-	-	300
GPUS	22	-	-	-	-
Total	$981	$573	$422	$342	$422

At December 31, 2000, EI UK Holdings, Inc. had long-term debt outstanding of £245 million (US $366 million) under its £245 million credit facility, a portion of which is guaranteed by GPU, Inc.

As discussed in Note 2, Short-Term Borrowing Arrangements, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions.

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to GPU for debt of the same remaining maturities and credit qualities. The estimated fair value of GPU's long-term debt, including amounts due within one year, as of December 31, 2000 and 1999 is as follows:

(in millions)

	2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
JCP&L	$1,134	$1,125	$1,174	$1,139
Met-Ed	497	504	547	532
Penelec	518	497	424	392
GPU Electric	2,389	2,469	3,619	4,186
GPU Power	39	35	46	41
GPU, Inc.	299	300	-	-
GPUS	22	22	22	22

Total	$4,898	$4,952	$5,832	$6,312

4. PREFERRED SECURITIES

Cumulative Preferred Stock: (a)

JCP&L

Cumulative preferred stock, without par value, 15,600,000 shares authorized, 748,334 and 965,000 shares issued and outstanding in 2000 and 1999, respectively.

	(in thousands) 2000	1999
Cumulative preferred stock - with mandatory redemption (b)(c)(d):		
8.65% Series J, 333,334 and 500,000 shares at 12/31/00 and 12/31/99, respectively	$33,333	$50,000
7.52% Series K, 290,000 and 340,000 shares at 12/31/00 and 12/31/99, respectively	29,000	34,000
Subtotal	62,333	84,000
Amounts due within one year (d)	(10,833)	(10,833)
Total cumulative preferred stock - with mandatory redemption	$51,500	$73,167
Cumulative preferred stock - without mandatory redemption (c)(e):		
4% Series, 125,000 shares, callable at $106.50 a share	$12,500	$12,500
Premium on cumulative preferred stock	149	149
Total cumulative preferred stock - without mandatory redemption	$12,649	$12,649

(a) In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of cumulative preferred stock for $12.5 million and $17.4 million, respectively. At December 31, 2000 and 1999, the GPU Energy companies were authorized to issue 37,035,000 of cumulative preferred stock. If dividends on any of the cumulative preferred stock of JCP&L are in arrears for four quarters, the holders of cumulative preferred stock, voting as a class, are entitled to elect a majority of the Board of Directors until all dividends in arrears have been paid. If JCP&L has failed to pay dividends in full on any outstanding shares of cumulative preferred stock, thereafter and until dividends in full on all such shares of cumulative preferred stock have been paid, or declared and set apart for payment, for all past quarterly dividend periods, JCP&L shall not redeem any cumulative preferred stock unless all the shares of cumulative preferred stock outstanding are redeemed and shall not purchase or otherwise acquire for value any shares of cumulative preferred stock except in accordance with an offer (which may vary with respect to shares of different series) made to all holders of share of cumulative preferred stock.

(b) The 7.52% and 8.65% Series are callable at various prices above their stated values beginning in 2002 and 2000, respectively. Pursuant to mandatory sinking fund provisions, the 7.52% Series is to be redeemed ratably over the next fourteen years. The 8.65% Series is to be redeemed ratably over the next four years.

(c) During 2000, JCP&L redeemed $5 million stated value of its 7.52% cumulative preferred stock and $16.7 million stated value of its 8.65% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. During 1999, JCP&L redeemed all of its outstanding shares of 7.88% cumulative preferred stock with a stated value of $25 million and $5 million stated value of its 7.52% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. JCP&L's total redemption cost for 2000 and 1999 was $21.7 million and $30.9 million, respectively.

(d) The shares with mandatory redemption have redemption requirements of $10.8 million for each year of the next four years, and $2.5 million in year five. The fair value of the preferred stock with mandatory redemption, including amounts due within one year, based on market price quotations at December 31, 2000 and 1999, was $65.6 million and $86.5 million, respectively.

(e) The outstanding shares of preferred stock without mandatory redemption are callable at various prices above their stated values. At December 31, 2000, JCP&L could call the 4% Series for $13.3 million.

Subsidiary-Obligated Mandatorily Redeemable Preferred Securities:

JCP&L Capital, L.P., Met-Ed Capital, L.P. and Penelec Capital, L.P. are special-purpose partnerships in which a subsidiary of JCP&L, Met-Ed and Penelec, respectively, is the sole general partner. In 1995, JCP&L Capital, L.P. issued $125 million at 8.56% (5 million shares at $25 per share) of mandatorily redeemable preferred securities (MIPS) and in 1994, Met-Ed Capital, L.P. and Penelec Capital, L.P. issued $100 million at 9% (4 million shares at $25 per share) and $105 million at 8.75% (4.2 million shares at $25 per share), respectively, of MIPS. The proceeds were loaned to JCP&L, Met-Ed and Penelec, respectively, which, in turn, issued their deferrable interest subordinated debentures to the partnerships. In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of MIPS for $100 million and $105 million, respectively. At December 31, 2000, JCP&L's outstanding shares of MIPS had a fair value of $122.2 million.

The MIPS of JCP&L Capital, L.P. mature in 2044 and are redeemable at the option of JCP&L beginning in May of 2000 at 100% of their principal amount. JCP&L has fully and unconditionally guaranteed payment of distributions, to the extent there is sufficient cash on hand to permit such payments and legally available funds, and payments on liquidation or redemption of its Preferred Securities. Distributions on the MIPS (and interest on the subordinated debentures) may be deferred for up to 60 months, but JCP&L may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

Subsidiary-Obligated Trust Preferred Securities:

In 1999, Met-Ed Capital Trust, a wholly-owned subsidiary of Met-Ed, issued $100 million of trust preferred securities (Met-Ed Trust Preferred Securities) at 7.35%, due 2039. The sole assets of Met-Ed Capital Trust are the 7.35% Cumulative Preferred Securities of Met-Ed Capital II, L.P. (Met-Ed Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Met-Ed Partnership Preferred Securities. Each Met-Ed Trust Preferred Security represents a Met-Ed Partnership Preferred Security. Met-Ed Capital II, L.P. is a wholly-owned subsidiary of Met-Ed and the sponsor of Met-Ed Capital Trust. The sole assets of Met-Ed Capital II, L.P. are Met-Ed's 7.35% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Met-Ed has fully and unconditionally guaranteed the Met-Ed Partnership Preferred Securities, and, therefore, the Met-Ed Trust Preferred Securities.

million of trust preferred securities (Penelec Trust Preferred Securities) at 7.34%, due 2039. The sole assets of Penelec Capital Trust are the 7.34% Cumulative Preferred Securities of Penelec Capital II, L.P. (Penelec Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Penelec Partnership Preferred Securities. Each Penelec Trust Preferred Security represents a Penelec Partnership Preferred Security. Penelec Capital II, L.P. is a wholly-owned subsidiary of Penelec and the sponsor of Penelec Capital Trust. The sole assets of Penelec Capital II, L.P. are Penelec's 7.34% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Penelec has fully and unconditionally guaranteed the Penelec Partnership Preferred Securities, and, therefore, the Penelec Trust Preferred Securities.

The fair value of the Met-Ed and Penelec Trust Preferred Securities at December 31, 2000 was $96.5 million and $97 million, respectively.

5. STOCKHOLDERS' EQUITY

The following table presents information relating to the common stock ($2.50 par value) of GPU, Inc.:

	2000	1999	1998
Authorized shares	**350,000,000**	350,000,000.	350,000,000
Issued shares	**132,783,338**	132,783,338	132,783,338
Reacquired shares	**13,343,387**	11,017,798	4,787,657
Outstanding shares	**119,439,951**	121,765,540	127,995,681
Outstanding restricted units	**312,520**	283,602	268,360
Outstanding stock options	**1,175,069**	389,250	335,950

In 2000, GPU, Inc. reacquired 2.8 million shares of common stock at a total cost of $71.9 million.

At December 31, 2000 and 1999, the following issues of common stock were outstanding:

	(in thousands) 2000	1999
GPU, Inc.		
Common stock, par value $2.50 per share	**$331,958**	$331,958
JCP&L		
Common stock, par value $10 per share, 16,000,000 shares authorized, 15,371,270 shares issued and outstanding	**$153,713**	$153,713
Met-Ed		
Common stock, no par value, 900,000 shares authorized, 859,500 shares issued and outstanding	**$ 66,273**	$ 66,273
Penelec		
Common stock, par value $20 per share,		

5,400,000 shares authorized, 5,290,596 shares issued and outstanding	$105,812	$105,812

Pursuant to the 1990 Employee Stock Plan (as restated to reflect amendments through June 1, 2000), awards may be granted in the form of incentive stock options, nonqualified stock options, restricted shares of common stock, performance units and stock appreciation rights, which may accompany options.

In 2000, GPU, Inc. granted stock options to officers and selected employees to purchase 722,700 shares at $29.25 per share. During the year, 17,100 of these options were forfeited leaving a total of 705,600 outstanding at December 31, 2000. Also in 2000, as part of the acquisition of MYR, options held by MYR employees to purchase MYR stock were converted to 97,524 options to purchase GPU, Inc. common stock. The average exercise price of the 97,524 options is $9.93 per share and 6,305 of these options were exercised at an average price of $4.90 during 2000. No additional options were exercised in 2000. In 1999, GPU, Inc. granted stock options to officers to purchase 90,600, 1,000 and 1,000 shares at $42.9375, $34.50 and $34.6875 per share, respectively. In 1998, GPU, Inc. granted stock options to officers to purchase 305,950 and 30,000 shares at $36.625 per share and $44.25 per share, respectively. In 2000, 7,300 and 3,700 options exercisable at $36.625 and $42.9375 per share, respectively, were forfeited. No options were exercised in 1999 and 1998.

At December 31, 2000 and 1999, there were 274,892 and 101,607 options exercisable at weighted average exercise prices of $32.66 and $37.38 per option, respectively. There were no options exercisable at December 31, 1998. All options, other than the MYR converted options have an exercise price equal to the fair market per share value of GPU, Inc. common stock on the grant date. All options vest in three equal annual installments, have a 10-year term and are exercisable in accordance with the terms set forth in the Stock Option Agreement. In the event of a change in control of GPU during the option term (which would include GPU, Inc.'s proposed merger with FirstEnergy), all options would immediately become exercisable. The weighted-average remaining contractual life of options outstanding as of December 31, 2000 was 8.7 years.

The weighted average fair value of options granted during 2000, 1999 and 1998 was $4.60, $6.60 and $4.41 per option, respectively. The options were valued using the Black-Scholes pricing model. For the years 2000, 1999 and 1998, the assumptions used in these valuations were as follows: a risk-free rate of return of 6.38%, 6.14% and 5.70%, respectively; a stock price volatility of 23.5%, 20.21% and 17.36%, respectively; an average dividend yield of 5.71%, 5.42% and 5.67%, respectively; and the exercise of all options on the final day of their 10-year terms.

Also pursuant to the 1990 Employee Stock Plan, in 2000, 1999 and 1998, GPU, Inc. issued performance units to officers and selected employees representing rights to receive shares of common stock, on a one-for-one basis, at the end of the restriction period. The number of shares eventually issued will depend upon the degree to which GPU's performance goals have been met for the performance period and could range from 0% to 200% of the originally awarded units plus additional units resulting from reinvested dividend equivalents. These performance units vest on a pro-rata basis over three or five years. In the event of a change in control of GPU during the performance period (which would include GPU, Inc.'s proposed merger with FirstEnergy), all performance units would immediately vest within the range of 100% to 200% of the original units awarded.

Since 1997, pursuant to the Deferred Stock Unit Plan for Outside Directors, restricted units were issued to outside directors representing rights to receive shares of GPU, Inc. common stock, on a one-for-one basis. All restricted units are considered common stock equivalents and, accordingly, are reflected in the computation of diluted

earnings per share shown on the Consolidated Statements of Income. The restricted units accrue dividend equivalents on a quarterly basis, which are reinvested in additional restricted units. The restricted units vest upon the outside director completing 54 months of service or immediately in the case of a change in control.

Through the above-mentioned plans, officers, selected employees and outside directors were awarded 72,327, 56,994 and 53,260 performance units or restricted units in 2000, 1999 and 1998, respectively. Also in 2000, as part of the acquisition of MYR, restricted units held by MYR employees were converted to GPU, Inc. common stock restricted shares. As of December 31, 2000, 208,136 of these shares were outstanding. In 2000, 1999 and 1998, through these plans, GPU, Inc. issued a total of 247,845, 20,215 and 20,611 shares of common stock, respectively, from previously reacquired shares. At December 31, 2000, there were 1,974,190 shares of common stock authorized for issuance as awards of restricted shares, units, options or rights, in the aggregate.

In 1996, GPU adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which establishes a fair value-based method of accounting for employee stock-based compensation. As permitted by FAS 123, GPU continues to follow the intrinsic value method set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had the fair value-based method of accounting been applied instead, the fair value of options would have been expensed, and net income for 2000, 1999 and 1998 would have been $231.4 million, $458.7 million and $359.3 million, respectively, and earnings per share for the same periods would have been $1.91, $3.66 and $2.83, respectively.

Accumulated Other Comprehensive Income/(Loss):

In 1997, GPU adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." At December 31, 2000 and 1999, GPU had the following amounts in Accumulated other comprehensive income/(loss) on the Consolidated Balance Sheets:

	(in thousands) 2000	1999
GPU, Inc. and Subsidiary Companies		
Net unrealized gains on investments (1)	$ 13,404	$ 34,183
Foreign currency translation	(72,402)	(40,518)
Minimum pension liability	(3,626)	(6)
Accumulated other comprehensive income/(loss)	$(62,624)	$(6,341)

	(in thousands) 2000	1999
JCP&L		
Net unrealized gain on investments	$ 7	$ 7
Minimum pension liability	(15)	-
Accumulated other comprehensive income/(loss)	$ (8)	$ 7

	(in thousands) 2000	1999
Met-Ed		
Net unrealized gain on investments (1)	$ 74	$ 21,369
Minimum pension liability	(10)	(6)
Accumulated other comprehensive income	$ 64	$ 21,363

(in thousands)

Penelec	2000	1999
Net unrealized gain on investments (1)	$ 23	$ 10,619
Minimum pension liability	-	-
Accumulated other comprehensive income	$ 23	$ 10,619

(1) The change in the net unrealized gain on investments includes the reclassification of previously unrealized gains totaling $31.8 million (Met-Ed $21.2 million; Penelec $10.6 million), from Accumulated other comprehensive income to Regulatory assets, net on the Consolidated Balance Sheets. See Nuclear Plant Retirement Costs section of Note 12, Commitments and Contingencies.

The components of the change in accumulated other comprehensive income/(loss), and the related tax effects, for the years 2000, 1999 and 1998 are as follows:

	(in thousands)		
GPU, Inc. and Subsidiary Companies	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gains/(loss) on investments	$(38,042)	$ 17,263	$(20,779)
Foreign currency translation adjustments	(43,240)	15,134	(28,106)
Adjustment for amounts included in income	(5,813)	2,035	(3,778)
Net change in accumulated other comprehensive income	(49,053)	17,169	(31,884)
Minimum pension liability	(6,183)	2,563	(3,620)
Total change in accumulated other comprehensive income/(loss)	$(93,278)	$ 36,995	$(56,283)
1999			
Net unrealized gains on investments	$ 12,516	$(4,680)	$ 7,836
Adjustment for amounts included in income	(1,998)	-	(1,998)
Net change in accumulated other comprehensive income	10,518	(4,680)	5,838
Foreign currency translation adjustments	19,735	(6,907)	12,828
Adjustment for amounts included in income	1,586	(555)	1,031
Net change in accumulated other comprehensive income	21,321	(7,462)	13,859
Minimum pension liability	8,957	(3,691)	5,266
Total change in accumulated other comprehensive income/(loss)	$ 40,796	$(15,833)	$ 24,963
1998			
Net unrealized gains on investments	$ 13,235	$(4,248)	$ 8,987
Foreign currency translation adjustments	(23,295)	8,233	(15,062)
Adjustment for amounts included in income	8,737	(3,136)	5,601
Net change in accumulated other comprehensive income/(loss)	(14,558)	5,097	(9,461)
Minimum pension liability	(2,605)	1,071	(1,534)
Total change in accumulated other comprehensive income/(loss)	$(3,928)	$ 1,920	$(2,008)

	(in thousands)		
	Amount	Income Tax	Amount

JCP&L	Before Taxes	(Expense) Benefit	Net of Taxes
2000			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(26)	11	(15)
Total change in accumulated other comprehensive income/(loss)	$ (26)	$ 11	$ (15)
1999			
Net unrealized gain on investments	$ 7	$ -	$ 7
Minimum pension liability	718	(293)	425
Total change in accumulated other comprehensive income/(loss)	$ 725	$ (293)	$ 432
1998			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(718)	293	(425)
Total change in accumulated other comprehensive income/(loss)	$ (718)	$ 293	$ (425)

(in thousands)

Met-Ed	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	$(36,312)	$ 15,016	$(21,296)
Minimum pension liability	(6)	3	(3)
Total change in accumulated other comprehensive income/(loss)	$(36,318)	$ 15,019	$(21,299)
1999			
Net unrealized gain on investments	$ 7,388	$ (3,073)	$ 4,315
Minimum pension liability	901	(373)	528
Total change in accumulated other comprehensive income/(loss)	$ 8,289	$ (3,446)	$ 4,843
1998			
Net unrealized gain on investments	$ 6,990	$ (2,842)	$ 4,148
Minimum pension liability	(196)	81	(115)
Total change in accumulated other comprehensive income/(loss)	$ 6,794	$ (2,761)	$ 4,033

(in thousands)

Penelec	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	$(18,173)	$ 7,577	$(10,596)
Minimum pension liability	-	-	-
Total change in accumulated other comprehensive income/(loss)	$(18,173)	$ 7,577	$(10,596)

1999			
Net unrealized gain on investments	$ 3,708	$ (1,607)	$ 2,101
Minimum pension liability	282	(117)	165
Total change in accumulated other comprehensive income/(loss)	$ 3,990	$ (1,724)	$ 2,266
1998			
Net unrealized gain on investments	$ 3,470	$ (1,406)	$ 2,064
Minimum pension liability	(73)	30	(43)
Total change in accumulated other comprehensive income/(loss)	$ 3,397	$ (1,376)	$ 2,021

6. ACCOUNTING FOR EXTRAORDINARY AND NON-RECURRING ITEMS

GPU PowerNet Sale (2000):

In June 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to SPI for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US $137.8 million) of medium term notes. A significant portion of the net proceeds from the sale were used to repay debt in 2000, and the remaining proceeds have been placed in a trust and will be used to further reduce debt. As a result of the sale, GPU recorded in Operating Income on the Consolidated Statement of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million ($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss. During the fourth quarter 2000, there was a change in the estimated tax benefits, which reduced GPU's after-tax loss on the sale to $276.6 million, or $2.28 per share.

GPU International, Inc. (GPUI) Sale (2000):

In December 2000, GPU, Inc. sold GPUI to Aquila for $225 million. The sale included GPUI's interests in six domestic operating plants and one development stage project. The net proceeds from the sale were used primarily to reduce debt at GPU Capital.

As a result of the sale, GPU realized a pre-tax gain of $133 million ($89.2 million after-tax, or $0.73 per share).

Restructured Power Purchase Agreement (2000):

In June 1998, Onondaga Cogeneration L.P. (Onondaga), a GPUI independent power project, and Niagara Mohawk Power Corporation (NIMO) renegotiated their existing power purchase agreement and entered into a 10-year indexed swap agreement and power put.

In September 2000 (prior to the sale of GPUI), Onondaga terminated its rights under the power put thereby terminating all agreements Onondaga had with NIMO to sell energy and capacity under the restructured power purchase agreement. As a result, in 2000, a net pre-tax gain of $42.8 million ($27.8 million after-tax, or $0.23 per share) was recorded in Other Income and Deductions on the Consolidated Statement of Income, as follows: the deferred gain of $86.7 million pre-tax related to the restructured power purchase agreement with NIMO was recognized in income; and the indexed swap agreement was marked to market and the associated deferred revenue was taken to income resulting in a pre-tax gain of $90.8 million. In addition, as a result of terminating the power put with NIMO and based on information supplied by an outside independent expert, management determined that the Onondaga plant would not operate on an economically profitable basis in the merchant generation market, and that the equipment would be technologically obsolete. As the result of an impairment test performed under Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to Be Disposed Of," using the undiscounted cash flows of the plant's operations, management determined that the plant was impaired, and the carrying value of the plant was written down by $69.1 million pre-tax. Also, as a result of the termination of Onondaga's rights under the power put, a review of firmly committed long-term executory gas transportation contracts was performed and the contracts were determined to be out of market, which resulted in a charge to income of $65.6 million. Management's analysis utilized gas and energy pricing supplied by an independent expert.

In addition, in 2000 a pre-tax charge of $2.5 million ($1.6 million after-tax, or $0.01 per share) was recorded in other operation and maintenance expense for settlement amounts paid in connection with the termination of Onondaga's steam supply agreement.

PaPUC Phase II Order (2000):

On December 20, 2000, the PaPUC issued a Phase II Order providing a final determination of Met-Ed's and Penelec's stranded cost recovery related to the divestiture of their generating assets. The net impact of the Phase II Order was a credit to income of $66.1 million pre-tax (Met-Ed $44.6 million; Penelec $21.5 million), or $40.8 million after-tax (Met-Ed $32 million; Penelec $8.8 million), or $0.34 per share, the major components of which are discussed below.

As a result of the sales of their generating facilities in 1999, Met-Ed and Penelec recognized a pension curtailment gain (per Statement of Financial Accounting Standards No. 88 (FAS 88), "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions"), associated with employees who were terminated from the companies at the time of the sale. This gain, which amounted to $50.5 million pre-tax (Met-Ed $26.2 million; Penelec $24.3 million), was deferred pending the outcome of the Phase II proceedings. Upon receipt of the Phase II Order, the deferred gain was recognized in income.

In their Phase II filings, Met-Ed and Penelec requested recovery of an additional $303.8 million (Met-Ed $226.3 million; Penelec $77.5 million) of stranded costs. The Phase II Order disallows recovery of $27.9 million (Met-Ed $16 million; Penelec $11.9 million) of this amount. However, Met-Ed and Penelec anticipated a disallowance of a portion of their stranded costs, and established a reserve of $24.9 million (Met-Ed $18.7 million; Penelec $6.2 million) in 1999. Therefore, in 2000, the remaining disallowance of $3 million pre-tax (Met-Ed $(2.7) million; Penelec $5.7 million) was (credited)/charged to income.

Met-Ed requested recovery of stranded costs associated with its leasehold interest in the Merrill Creek Reservoir project. The Phase II Order granted Met-Ed full recovery of these costs. Met-Ed had previously recorded liabilities which were reversed upon review of the Phase II Order. In addition, during the proceedings, certain estimates and assumptions used in calculating the lease expense were revised. The reversal of related liabilities and the changes in estimates and assumptions resulted in a credit to income of $13.8 million pre-tax.

The Phase II Order deferred a decision on Met-Ed's requested rate increase in 2006 for future consideration. The Order also requires Met-Ed and Penelec to seek a ruling from the Internal Revenue Service (IRS) approving the credit to ratepayers of unamortized investment tax credits and excess deferred income tax benefits associated with their divested generating stations, which were recognized in operating income in 1999. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income.

Generation Asset Divestiture (2000 and 1999):

GPU Energy companies

During 2000 and 1999, the GPU Energy companies completed the sales of substantially all their electric generating facilities. The PaPUC has made a final determination of Met-Ed's and Penelec's stranded cost recovery, as discussed above. The NJBPU, however, has deferred making a final determination of the net proceeds and stranded cost recovery related to JCP&L's generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In August 2000, JCP&L sold Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $10 million. As a result of the sale, a non-recurring gain of $16.5 million, or $0.13 per share, was recognized in income for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale. If JCP&L receives an IRS ruling that supports returning these tax benefits to ratepayers, JCP&L would then reduce its stranded costs by this amount and record a corresponding charge to income. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant and JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage cost (up to a maximum of $88 million), including the fuel reload, for the refueling outage completed in November 2000. Outage costs of approximately $88 million were incurred, and are presently being reviewed by GPU. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001. As discussed below, the Oyster Creek plant was written down to its fair market value in 1999.

In 1999, the GPU Energy companies sold TMI-1 to AmerGen for a total purchase price of approximately $100 million. The sale did not have a significant impact on 1999 earnings since TMI-1 had been written down to its fair market value in 1998, resulting in a loss of $528.3 million pre-tax (JCP&L $133.1 million; Met-Ed $270.7 million; Penelec $124.5 million), which was deferred as a regulatory asset.

Penelec sold its 50% interest in the Homer City Station to a subsidiary of Edison Mission Energy for approximately $900 million in 1999. As a result, Penelec recorded a pre-tax gain of $38.2 million ($22.6 million after-tax, or $0.18 per share) for the portion of the gain related to wholesale operations and deferred as a regulatory liability the remaining pre-tax gain of $590.7.

Penelec sold its 20% interest in the Seneca Pumped Storage Hydroelectric Generating Station to The Cleveland Electric Illuminating Company for $43 million in 1999. The sale resulted in a pre-tax gain of $2 million ($1.2 million after-tax, or $0.01 per share) for the portion of the gain related to wholesale operations and the deferral of the remaining pre-tax gain of $30.2 million as a regulatory liability.

In addition, during 1999 the GPU Energy companies completed the sales of their remaining fossil fuel and hydroelectric generating facilities to Sithe Energies (Sithe) for approximately $1.6 billion (JCP&L $416 million; Met-Ed $641 million; Penelec $558 million) (JCP&L's Forked River combustion turbines and 50% interest in Yards Creek, as well as Met-Ed's York Haven hydroelectric station, were not included in the sales). The sales resulted in a pre-tax gain of $22.9 million (Met-Ed $2.4 million; Penelec $20.5 million), or $13.4 million after-tax (Met-Ed $1.4 million; Penelec $12 million), or $0.11 per share, for the portion of the gain related to wholesale operations, and deferral of the remaining pre-tax gain of $706.5 million (Met-Ed $389.1 million; Penelec $317.4 million) as a regulatory liability.

GPU Power UK

Prior to GPU's purchase of the 50% of GPU Power UK it did not already own, GPU Power UK sold its electric supply business to National Power plc for approximately $300 million. As a result, in 1999 GPU recorded a pre-tax gain on the sale of $10.5 million ($6.8 million after-tax, or $0.05 per share).

JCP&L Restructuring Order (1999):

In 1999, the NJBPU issued a Summary Order regarding JCP&L's unbundling, stranded cost and restructuring filings. Accordingly, in 1999 JCP&L discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to its electric generation operations. The transmission and distribution operations of JCP&L continue to be subject to the provisions of FAS 71.

In 1999, JCP&L recorded a reduction in operating revenues of $115 million ($68 million after-tax, or $0.54 per share) relating to the Summary Order. This reduction reflects JCP&L's obligation to refund to customers 5% from rates in effect as of April 30, 1997. The refund will be made to customers from August 1, 2002 through July 31, 2003.

Since JCP&L is no longer subject to FAS 71 for the generation portion of its business, GPU performed an impairment test on Oyster Creek in accordance with FAS 121. Management determined that JCP&L's net investment in Oyster Creek, including plant, nuclear fuel and materials and supplies inventories, was impaired. This investment was written down by a total of $678 million pre-tax in 1999 to reflect the plant's fair market value. This impairment, which was recorded as an extraordinary deduction, was reversed and re-established as a regulatory asset since the NJBPU Summary Order provides for rate recovery.

Pennsylvania Restructuring Orders (1998):

In 1998, Met-Ed and Penelec received PaPUC Restructuring Orders which, among other things, essentially removed from regulation the costs associated with providing electric generation service to Pennsylvania consumers, effective January 1, 1999. Accordingly, in 1998 Met-Ed and Penelec discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to their electric generation operations. The transmission and distribution operations of Met-Ed and Penelec continue to be subject to the provisions of FAS 71.

As a result of the Restructuring Orders, Met-Ed and Penelec recorded a pre-tax extraordinary charge of $42.1 million (Met-Ed $11.5 million; Penelec $30.6 million), or $25.8 million after-tax (Met-Ed $6.8 million; Penelec $19 million), or $0.20 per share, and a pre-tax non-recurring charge of $68.5 million (Met-Ed $32.9 million; Penelec $35.6 million), or $40 million after-tax (Met-Ed $19.2 million; Penelec $20.8 million), or $0.32 per share, for customer refunds of 1998 revenues and for the establishment of a sustainable energy fund.

In accordance with FAS 121, impairment tests were performed and determined that the net investment in TMI-1 was impaired at December 31, 1998, resulting in a write-down of $518 million pre-tax (JCP&L $134 million; Met-Ed $257 million; Penelec $127 million) to reflect TMI-1's fair market value. Of the amount written down for TMI-1, $508 million (JCP&L $134 million; Met-Ed $255 million; Penelec $119 million) was deferred as a regulatory asset pending the outcome of the Phase II proceedings and $10 million (Met-Ed $2 million; Penelec $8 million) (the FERC jurisdictional portion) was charged to expense as an extraordinary item in 1998.

7. ACQUISITIONS

MYR Group Inc.

In April 2000, GPU, Inc. acquired MYR for approximately $217.5 million. The fair value of the assets acquired totaled approximately $154.6 million and the amount of liabilities assumed totaled approximately $99.7 million.

MYR, a suburban Chicago-based infrastructure construction services company, provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

The acquisition was partially financed through the issuance of GPU, Inc. short-term debt and was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $162.9 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Empresa Distribuidora Electrica Regional, S.A.

In March 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa) for US $375 million. The fair value of the assets acquired totaled approximately $320 million and the amount of liabilities assumed totaled approximately $153 million, including debt of $76 million. Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina.

The acquisition was financed through the issuance of commercial paper by GPU Capital, guaranteed by GPU, Inc., and a $50 million capital contribution from GPU, Inc.

The acquisition was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets by approximately $208 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Transmission Pipelines Australia

In June 1999, GPU Electric acquired Transmission Pipelines Australia (TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The fair value of the assets acquired totaled approximately US $704 million and the amount of liabilities assumed totaled approximately US $116 million.

The acquisition was financed through: (1) an A$750 million (approximately US $495 million) senior credit facility, which is non-recourse to GPU, Inc.; and (2) an equity contribution from GPU Capital of A$275 million (approximately US $180 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

The acquisition was accounted for under the purchase method. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $88 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Midlands Electricity plc (GPU Power UK)

In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon, which

owns GPU Power UK, for £452.5 million (approximately US $714 million). GPU and Cinergy had jointly formed Avon in 1996 to acquire GPU Power UK. The fair value of the assets acquired totaled approximately US $2.1 billion and the liabilities totaled approximately US $1.5 billion, including debt of US $1 billion.

GPU Electric financed the acquisition through a combination of equity and debt. The equity was funded from: (1) a US $250 million contribution from GPU, Inc., and (2) the issuance of US $50 million of commercial paper by GPU Capital, which is guaranteed by GPU, Inc. The debt has been provided through a two-year £245 million (approximately US $382 million) credit agreement entered into by EI UK Holdings, of which GPU, Inc. has guaranteed approximately US $100 million.

As a result of GPU's purchase of Cinergy's 50% ownership in GPU Power UK, effective in the third quarter of 1999, GPU began accounting for GPU Power UK as a consolidated entity, rather than under the equity method of accounting as was previously the practice. Consequently, Goodwill, net on the Consolidated Balance Sheet increased by approximately $1.8 billion in the third quarter of 1999. Of this amount, $1.7 billion relates to the previous 1996 acquisition of GPU Power UK by GPU and Cinergy and approximately $119 million represents goodwill resulting from GPU's purchase of Cinergy's 50% share of GPU Power UK. The goodwill is being amortized on a straight-line basis over 40 years.

Pro Forma Information (1999 Acquisitions)

The consolidated unaudited pro forma results of operations for 1999 and 1998 present information assuming Emdersa, GPU GasNet and the 50% of GPU Power UK (that GPU did not already own) were acquired January 1, 1998. The pro forma amounts include certain adjustments, primarily to recognize interest expense, amortization of goodwill and depreciation of assets having stepped-up bases, and are not necessarily indicative of the actual results that would have been realized had the acquisitions occurred on the assumed date of January 1, 1998, nor are they necessarily indicative of future results. The consolidated unaudited pro forma information is as follows for 1999 and 1998, respectively: operating revenues of $6 billion and $6.9 billion; income before extraordinary item of $493 million and $442 million; net income of $493 million and $416 million; basic and diluted earnings per share before extraordinary item of $3.94 and $3.47; and basic and diluted earnings per share of $3.94 and $3.27.

8. INCOME TAXES

As of December 31, 2000 and 1999, Regulatory assets, net on the Consolidated Balance Sheets reflected $301 million and $296 million, respectively, of Income taxes recoverable through future rates (primarily related to liberalized depreciation), and Income taxes refundable through future rates of $23 million and $28 million, respectively (related to unamortized ITC), substantially due to the recognition of amounts not previously recorded with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993, as follows:

	(in millions) 2000	1999
Income Taxes Recoverable Through Future Rates:		
JCP&L	$ 18	$ 2
Met-Ed	124	124
Penelec	159	170
Total	$301	$296
Income Taxes Refundable Through Future Rates:		

JCP&L	$ 4	$ 14
Met-Ed	10	8
Penelec	9	6
Total	$ 23	$ 28

Summaries of the components of deferred taxes as of December 31, 2000 and 1999 are as follows:

GPU, Inc. and Subsidiary Companies:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Current:		
Unbilled revenue	$ 24	$ 12	Revenue taxes	$ 6	$ 5
Other	10	60	Deferred energy	3	3
Total	$ 34	$ 72	Total	$ 9	$ 8
Noncurrent:			Noncurrent:		
Unamortized ITC	$ 32	$ 36	Liberalized depreciation:		
Decommissioning	111	77	Previously flowed through	$ 205	$ 222
Above-market NUGs	725	798	Future revenue requirements	150	147
Customer transition charge	-	533	Subtotal	355	369
NUG Costs	62	-	Liberalized depreciation	552	659
Net gain on generation asset sales	184	499	Customer transition charge	795	1,451
Deferred foreign tax credits	145	137	Net loss on generation asset sales	292	218
Other	474	448	Market transition charge	100	-
Total	$1,733	$2,528	Decommissioning	116	-
			Purchase accounting basis difference	482	573
			Other	402	293
			Total	$3,094	$3,563

JCP&L:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Current:		
Unbilled revenue	$ 21	$ 2	Revenue taxes	$ 6	$ 5
			Deferred Energy	2	3
			Total	$ 8	$ 8
Noncurrent:			Noncurrent:		
Unamortized ITC	$ 13	$ 23	Liberalized depreciation:		
Decommissioning	15	31			
Contributions in aid of construction	20	21	Previously flowed through	$ 41	$ 35
Revenues subject			Future revenue		

to refund	47	47
Net gain on generation asset sales	93	73
Other	-	27
Total	$188	$222

requirements	33	29
Subtotal	74	64
Liberalized depreciation	261	368
Forked River	-	7
Net loss on generation asset sales	291	58
Market transition charge	100	-
Decommissioning	56	-
Other	84	74
Total	$866	$571

Met-Ed:

(in millions)

Deferred Tax Assets

	2000	1999
Current:		
Unbilled revenue	$ 2	$ 3
Noncurrent:		
Unamortized ITC	$ 10	$ 8
Decommissioning	63	27
Above-market NUGs	296	303
Customer transition charge	-	160
Generation revenue requirements	24	24
Net gain on generation asset sales	2	161
Other	53	55
Total	$448	$738

Deferred Tax Liabilities

	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 71	$ 81
Future revenue requirements	51	49
Subtotal	122	130
Liberalized depreciation	132	129
Customer transition charge	382	594
Net loss on generation asset sales	-	110
Decommissioning	62	-
Other	30	30
Total	$728	$993

Penelec:

(in millions)

Deferred Tax Assets

	2000	1999
Current:		
Unbilled revenue	$ 2	$ 8
Noncurrent:		
Unamortized ITC	$ 9	$ 5
Decommissioning	35	19
Above-market NUGs	428	494
Customer transition charge	-	374
NUG Costs	83	-
Generation revenue requirements	23	23
Net gain on generation asset sales	89	264
Other	42	46

Deferred Tax Liabilities

	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 92	$ 103
Future revenue requirements	66	69
Subtotal	158	172
Liberalized depreciation	158	155
Customer transition charge	412	856
Net loss on generation asset sales	-	51
Other	8	16

Total	$ 709	$1,225	Total	$ 736	$1,250

The reconciliations of net income to book income subject to tax and of the federal statutory rate to combined federal and state effective tax rates, are as follows:

GPU, Inc. and Subsidiary Companies:

	(in millions) 2000	1999	1998
Net income	$234	$459	$360
Preferred stock dividends	7	9	11
Loss on preferred stock reacquisition	-	2	-
Income tax expense	182	294	250
Book income subject to tax	$423*	$764*	$621*
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	9	5	5
Amortization of ITC	(4)	(6)	(1)
Australian tax rate reduction	(2)	-	-
PowerNet sale	8	-	-
Other, net	(3)	4	1
Effective income tax rate	43%	38%	40%

* Includes pre-tax foreign operations income of $228 million, $331 million and $238 million, of which $15 million, $85 million and $88 million, respectively for 2000, 1999 and 1998, are included in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. For 2000, pre-tax foreign operations income excludes a loss of $372 million on sale of PowerNet.

JCP&L:

	(in millions) 2000	1999	1998
Net income	$211	$172	$222
Income tax expense	120	101	145
Book income subject to tax	$331	$273	$367
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	7	6	5
Amortization of ITC, net	(4)	(5)	-
Other, net	(2)	1	(1)
Effective income tax rate	36%	37%	39%

Met-Ed:

	(in millions) 2000	1999	1998
Net income	$ 82	$ 96	$ 51
Income tax expense	44	61	33
Book income subject to tax	$126	$157	$ 84
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	6	7	6
Amortization of ITC	(1)	(8)	(2)

Other, net	(5)	5	-
Effective income tax rate	35%	39%	39%

Penelec:

	2000	1999	1998
	(in millions)		
Net income	$ 39	$153	$ 40
Income tax expense	30	54	31
Book income subject to tax	$ 69	$207	$ 71
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	5	7	8
Amortization of ITC, net	(2)	(11)	-
Other, net	5	(5)	1
Effective income tax rate	43%	26%	44%

Federal and state income tax expense is comprised of the following:

GPU, Inc. and Subsidiary Companies:

	2000	1999	1998
	(in millions)		
Provisions for taxes currently payable:			
Domestic	$(174)	$ 775	$290
Foreign	34	60	22
Total provision for taxes	(140)	835	312
Deferred income taxes:			
Liberalized depreciation	(100)	(252)	2
Foreign deferred taxes	27	80	31
Unbilled revenues	6	19	-
Gain/(loss) on sale of property	395	(406)	-
Decommissioning	26	87	(19)
PA Restructuring (FAS 71)	-	61	(15)
Operating nonutility generators	(187)	-	-
Customer transition charge	124	-	-
Market transition charge	76	21	-
Nonutility generation contract buyout costs	(56)	(14)	(11)
Provision for rate refunds	-	(47)	(10)
OPEBs	-	2	(12)
Other	28	(45)	(19)
Deferred income taxes, net	339	(494)	(53)
Amortization of ITC, net	(17)	(47)	(9)
Income tax expense	$ 182	$ 294	$250

The foreign taxes in the above table for 2000, 1999 and 1998 include $5 million ($19 million Current; $(14) million Deferred), $53 million ($16 million Current; $37 million Deferred) and $27 million ($10 million Current; $17 million Deferred) in foreign tax expense which is netted in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. Included in the ITC Amortization is the recognition of $10 million and $36 million for 2000 and 1999, respectively of ITC benefit resulting from

the sale of generation plants.

JCP&L:

	2000	1999	1998
	(in millions)		
Provisions for taxes currently payable	$(135)	$197	$187
Deferred income taxes:			
Liberalized depreciation	(106)	(49)	(11)
Decommissioning	62	22	(12)
Nonutility generation contract buyout costs	(20)	(19)	-
Provision for rate refund	-	(47)	-
Unbilled revenue	(3)	19	-
Gain/(loss) sale of property	226	(16)	-
Market transition charge	76	21	-
Other postemployment benefits	-	4	(5)
Gain/Loss on reacquired debt	-	-	3
New Jersey revenue tax	4	-	(2)
Deferral of energy costs	-	(1)	10
Abandonment loss - Forked River	-	(4)	(4)
Nuclear outage maintenance costs	34	3	3
Accretion income	-	-	4
Pension expense/VERP	-	(2)	(2)
Demand-side management	4	(7)	-
Global settlement	-	2	(8)
Gas site & investigation MGP insurance recovery	-	-	(8)
Other	(7)	(10)	(6)
Deferred income taxes, net	270	(84)	(38)
Amortization of ITC, net	(15)	(12)	(4)
Income tax expense	$ 120	$101	$145

Met-Ed:

	2000	1999	1998
	(in millions)		
Provisions for taxes currently payable	$ 22	$140	$ 56
Deferred income taxes:			
Liberalized depreciation	3	(88)	5
Decommissioning	(31)	42	(5)
PA Restructuring (FAS 71)	-	30	15
Operating nonutility generators	(99)	-	-
Customer transition charge	118	-	-
Nonutility generation contract buyout costs	-	2	(9)
Provision for rate refund	-	-	(11)
Unbilled revenue	3	-	-
Gain/(loss) sale of property	49	(51)	-
Other postemployment benefits	-	-	(5)
Pension expense/VERP	(5)	-	(3)
Nuclear outage maintenance costs	-	3	(3)
Nonutility generation contract over collections	-	-	8
CTC NUG deferrals	-	-	(5)

Sustainable energy fund	-	-	(2)
Other	(15)	(5)	(6)
Deferred income taxes, net	23	(67)	(21)
Amortization of ITC, net	(1)	(12)	(2)
Income tax expense	$ 44	$ 61	$ 33

Penelec:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$ 15	$472	$ 47
Deferred income taxes:			
Liberalized depreciation	3	(114)	2
Decommissioning	(4)	23	(2)
PA Restructuring (FAS 71)	-	31	(11)
Operating nonutility generators	(89)	-	-
Customer transition charge	6	-	-
Nonutility generation contract buyout costs	(36)	3	(1)
Unbilled revenue	7	-	-
Gain/(loss) sale of property	120	(339)	-
Other postemployment benefits	-	(2)	(2)
Pension expense/VERP	(4)	-	(2)
Nuclear outage maintenance costs	-	2	(1)
Nonutility generation contract over collections	-	-	6
CTC NUG deferrals	(15)	-	2
Sustainable energy fund	2	-	(3)
Other	26	1	(2)
Deferred income taxes, net	16	(395)	(14)
Amortization of ITC, net	(1)	(23)	(2)
Income tax expense	$ 30	$ 54	$ 31

The IRS has completed its examinations of GPU's federal income tax returns through 1995.

9. SUPPLEMENTARY INCOME STATEMENT INFORMATION

Maintenance expense and other taxes charged to operating expenses consisted of the following:

	(in millions) 2000	1999	1998
Maintenance:			
JCP&L	$ 79	$ 84	$ 91
Met-Ed	23	48	49
Penelec	31	54	62
Other	51	24	-
Total maintenance	$184	$210	$202

(in millions)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	2000	1999	1998
Other taxes:			
New Jersey Transitional Energy Facility Assessment	$ 48	$ 59	$ 67
Pennsylvania state gross receipts:			
Met-Ed	36	27	39
Penelec	37	27	40
Total	73	54	79
Real estate and personal property:			
JCP&L	4	5	9
Met-Ed	2	4	6
Penelec	1	6	8
Other	41	24	-
Total	48	39	23
Stamp taxes (U.K.)	-	6	-
Other:			
JCP&L	13	13	19
Met-Ed	6	9	13
Penelec	8	9	16
Other	25	2	2
Total	52	33	50
Total other taxes	$221	$191	$219

The cost of services rendered to the GPU Energy companies by their affiliates is as follows:

	(in millions)		
	2000	1999	1998
JCP&L:			
Cost of services rendered by GPUN	$211	$189	$182
Cost of services rendered by GPUS	253	322	26
Cost of services rendered by GPU Generation, Inc. (Genco)	-	69	51
Total	$464	$580	$259
Amount Charged to Income	$259	$393	$239

	(in millions)		
	2000	1999	1998
Met-Ed:			
Cost of services rendered by GPUN	$ 2	$102	$ 59
Cost of services rendered by GPUS	97	152	40
Cost of services rendered by Genco	-	96	108
Total	$ 99	$350	$207
Amount Charged to Income	$ 77	$264	$180

	(in millions)		
	2000	1999	1998
Penelec:			

Cost of services rendered by GPUN	$ 1	$ 51	$ 30
Cost of services rendered by GPUS	138	184	17
Cost of services rendered by Genco	-	102	163
Total	$139	$337	$210
Amount Charged to Income	$109	$259	$170

For the years 2000, 1999 and 1998, JCP&L purchased $14 million, $22 million and $26 million, respectively, of energy from a cogeneration project in which an affiliate has a 50% partnership interest.

10. EMPLOYEE BENEFITS

Pension Plans and Other Postretirement Benefits:

GPU maintains defined benefit pension plans covering substantially all employees. GPU also provides certain retiree health care and life insurance benefits for substantially all US employees who reach retirement age while working for GPU. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for the years ended December 31, 2000 and 1999, a statement of the funded status of the plans, the amounts recognized in the Consolidated Balance Sheets as of December 31, 2000 and 1999 and the weighted average assumptions used in the measurement of the benefit obligation. The pension benefit disclosure amounts for GPU, Inc. and Subsidiary Companies for the year 1999 reflect the acquisition of the remaining 50% of GPU Power UK by GPU in July of that year. Accordingly, the July 1999 benefit obligation and fair value of plan assets balances for GPU Power UK are shown next to the line items entitled "Acquisitions" and the post-acquisition amounts occurring in the second half of 1999 are included in the tables.

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
GPU, Inc. and Subsidiary Companies				
Change in benefit obligation:				
Benefit obligation at January 1:	$3,157.8	$1,897.0	$737.1	$790.5
Acquisitions	-	1,502.5	-	-
Service cost	37.0	46.2	11.4	15.9
Interest cost	201.8	158.0	53.9	52.2
Plan amendments	-	2.5	8.2	-
Actuarial (gain)/loss and other items	(102.3)	(182.8)	(57.8)	(36.9)
Currency exchange	(104.9)	(4.0)	-	-
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Curtailments and settlements	(18.9)	(139.4)	(5.7)	(44.8)
Termination benefits	27.1	48.8	-	-
Benefit obligation at December 31:	$2,992.2	$3,157.8	$709.9	$737.1

Change in plan assets:
Fair value of plan assets

at January 1:	$4,343.4	$2,258.8	$543.3	$507.1
Acquisitions	-	1,710.2	-	-
Actual return on plan assets	(172.4)	579.4	(7.2)	61.0
Employer contributions	1.4	1.8	11.2	15.0
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Currency exchange	(117.5)	(5.8)	-	-
Settlement and other items	(35.4)	(30.0)	-	-
Fair value of plan assets at December 31:	$3,814.1	$4,343.4	$510.1	$543.3
Funded Status:				
Funded status at December 31:	$ 821.9	$1,185.6	$(199.8)	$(193.8)
Unrecognized net actuarial (gain)/loss	(575.1)	(953.0)	(61.7)	(54.2)
Unrecognized prior service cost	19.4	21.5	15.2	2.9
Unrecognized net transition (asset)/obligation	(0.9)	(1.4)	111.8	143.3
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Prepaid benefit cost	$ 286.0	$ 297.2	$ -	$ 24.2
Accrued benefit liability	(28.5)	(45.3)	(134.5)	(126.0)
Intangible asset	1.6	0.8	-	-
Accumulated other comprehensive income	2.6	-	-	-
Deferred income taxes	3.6	-	-	-
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
JCP&L				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 4.9	$ 509.7	$ 0.5	$198.2
Transfer to GPUS	-	(502.4)	-	(197.7)
Service cost	0.5	0.1	-	-
Interest cost	1.5	0.4	-	-
Actuarial (gain)/loss	(1.7)	(2.8)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 5.1	$ 4.9	$ 0.5	$ 0.5
Change in plan assets:				
Fair value of plan assets at January 1:	$ 6.2	$ 639.9	$ 0.1	$137.0
Transfer to GPUS	-	(634.4)	-	(136.9)
Actual return on plan assets	(0.1)	0.8	-	-
Benefits paid	(0.1)	(0.1)	-	-

Change in allocations	(2.6)	-	-	-
Fair value of plan assets at December 31:	$ 3.4	$ 6.2	$ 0.1	$ 0.1
Funded Status:				
Funded status at December 31:	$ (1.7)	$ 1.3	$ (0.4)	$ (0.4)
Unrecognized net actuarial (gain)/loss	(0.1)	(3.2)	0.2	(0.2)
Unrecognized net transition (asset)/obligation	0.1	0.1	0.1	0.1
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.8)	$ (1.9)	$ (0.1)	$ (0.5)
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Met-Ed				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 10.3	$ 377.9	$ 1.9	$ 163.0
Transfer to GPUS	-	(367.9)	-	(160.8)
Service cost	0.2	0.2	0.1	0.1
Interest cost	0.8	0.5	0.2	0.2
Plan amendments	-	-	0.1	-
Actuarial (gain)/loss	(1.0)	(0.2)	(0.3)	(0.6)
Benefits paid	(0.1)	(0.2)	-	-
Benefit obligation at December 31:	$ 10.2	$ 10.3	$ 2.0	$ 1.9
Change in plan assets:				
Fair value of plan assets at January 1:	$ 9.0	$ 428.3	$ 0.6	$ 62.4
Transfer to GPUS	-	(420.2)	-	(61.9)
Actual return on plan assets	(0.4)	1.1	-	0.1
Benefits paid	(0.1)	(0.2)	-	-
Change in allocations	3.0	-	(0.1)	-
Fair value of plan assets at December 31:	$ 1.5	$ 9.0	$ 0.5	$ 0.6
Funded Status:				
Funded status at December 31:	$ 1.3	$ (1.3)	$ (1.5)	$ (1.3)
Unrecognized net actuarial (gain)/loss	(2.2)	0.4	0.8	0.7
Unrecognized net transition (asset)/obligation	-	-	0.3	0.3

Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Penelec				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 3.0	$ 419.7	$ -	$ -
Transfer to GPUS	-	(416.1)	-	-
Interest cost	0.2	0.2	-	-
Actuarial (gain)/loss	0.1	(0.7)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 3.2	$ 3.0	$ -	$ -
Change in plan assets:				
Fair value of plan assets at January 1:	$ 1.9	$ 535.2	$ -	$ -
Transfer to GPUS	-	(533.5)	-	-
Actual return on plan assets	(0.1)	0.3	-	-
Benefits paid	(0.1)	(0.1)	-	-
Change in allocations	(0.1)	-	-	-
Fair value of plan assets at December 31:	$ 1.6	$ 1.9	$ -	$ -
Funded Status:				
Funded status at December 31:	$ (1.6)	$ (1.1)	$ -	$ -
Unrecognized net actuarial (gain)/loss	0.6	0.1	-	-
Unrecognized net transition obligation	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.0)	$ (1.0)	$ -	$ -
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -

Weighted average assumptions

as of December 31 for GPU, Inc. and Subsidiary Companies:				
Discount rate	7.1%	7.0%	7.5%	7.5%
Expected return on plan assets	8.5%	8.1%	9.25%	8.5%
Rate of compensation increase	4.7%	4.7%	-	-
Weighted average assumptions as of December 31 for JCP&L, Met-Ed and Penelec:				
Discount rate	7.5%	7.5%	7.5%	7.5%
Expected return on plan assets	9.25%	8.5%	9.25%	8.5%
Rate of compensation increase	-	4.5%	-	-

The following tables provide the components of net periodic pension and other postretirement benefit costs. As previously discussed, the 1999 net periodic pension cost for GPU, Inc. and Subsidiary Companies reflects post-acquisition amounts related to GPU Power UK for the second half of the year.

Pension Plans:

(in millions)	2000	1999	1998
GPU, Inc. and Subsidiary Companies			
Service cost	$ 37.0	$ 46.2	$ 36.1
Interest cost	201.8	158.0	121.6
Expected return on plan assets	(273.9)	(198.0)	(140.1)
Amortization of transition (asset)/obligation	(0.5)	(0.5)	(0.5)
Other amortization	(12.0)	2.1	1.1
Net periodic pension cost	$ (47.6)	$ 7.8	$ 18.2

(in millions)	2000	1999	1998
JCP&L			
Service cost	$ 0.5	$ 0.1	$ 7.2
Interest cost	1.5	0.4	33.7
Expected return on plan assets	(2.2)	(0.3)	(39.6)
Amortization of transition (asset)/obligation	-	-	(0.3)
Other amortization	(0.3)	-	0.6
Net periodic pension cost	$ (0.5)	$ 0.2	$ 1.6

(in millions)	2000	1999	1998
Met-Ed			
Service cost	$ 0.2	$ 0.2	$ 6.3
Interest cost	0.8	0.5	23.4
Expected return on plan assets	(0.9)	(0.5)	(25.4)
Amortization of transition (asset)/obligation	-	-	(0.1)
Other amortization	-	-	0.4
Net periodic pension cost	$ 0.1	$ 0.2	$ 4.6

(in millions)

Penelec

	2000	1999	1998
Service cost	$ -	$ -	$ 4.1
Interest cost	0.2	0.2	27.2
Expected return on plan assets	(0.1)	(0.1)	(33.1)
Amortization of transition (asset)/obligation	-	-	0.3
Other amortization	-	-	0.4
Net periodic pension cost	$ 0.1	$ 0.1	$ (1.1)

In 2000, the effects of lower than expected salary increases and the GPU PowerNet divestiture resulted in decreases in the benefit obligation as of December 31, 2000 of $30 million and $36 million, respectively. No significant portions of these amounts relate to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the discount rate assumption for the US pension plans from 6.75% to 7.5% resulted in a $162 million (JCP&L $0.5 million; Met-Ed $1.0 million; Penelec $0.3 million; Other $160.2 million) decrease in the benefit obligation as of December 31, 1999.

The above net periodic pension cost amount for 2000 excludes pre-tax charges of $9 million related to JCP&L, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. The above net periodic pension cost amount for 1999 excludes pre-tax credits of $31 million, of which $30 million was deferred for return to customers, resulting from employee terminations related to generation asset divestiture. No portion of these amounts relate to JCP&L, Met-Ed or Penelec. The above net periodic pension cost amount for 1998 excludes pre-tax charges of $30 million (JCP&L $8 million; Met-Ed $11 million; Penelec $9 million; Other $2 million), of which $22 million (JCP&L $6 million; Met-Ed $9 million; Penelec $7 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

Other Postretirement Benefits:

GPU, Inc. and Subsidiary Companies

(in millions)	2000	1999	1998
Service cost	$ 11.4	$ 15.9	$ 16.4
Interest cost	53.9	52.2	54.4
Expected return on plan assets	(41.8)	(37.5)	(29.5)
Amortization of transition (asset)/obligation	10.8	14.6	15.8
Other amortization	(0.8)	1.6	5.0
Net periodic postretirement benefit cost	$ 33.5	$ 46.8	$ 62.1

JCP&L

(in millions)	2000	1999	1998
Service cost	$ -	$ -	$ 2.9
Interest cost	-	-	13.9
Expected return on plan assets	-	-	(7.3)
Amortization of transition obligation	-	-	4.4
Other amortization	-	-	0.7
Net periodic postretirement benefit cost	$ -	$ -	$ 14.6

Met-Ed	2000	1999	1998
	(in millions)		
Service cost	$ 0.1	$ 0.1	$ 2.9
Interest cost	0.2	0.2	11.2
Expected return on plan assets	(0.1)	-	(3.9)
Amortization of transition obligation	-	-	3.1
Other amortization	-	-	1.7
Net periodic postretirement benefit cost	$ 0.2	$ 0.3	$ 15.0

Penelec	2000	1999	1998
	(in millions)		
Service cost	$ -	$ -	$ 2.0
Interest cost	-	-	15.1
Expected return on plan assets	-	-	(8.9)
Amortization of transition obligation	-	-	4.8
Other amortization	-	-	1.4
Net periodic postretirement benefit cost	$ -	$ -	$ 14.4

In 2000, lower than expected claims experience resulted in a $32 million decrease in the benefit obligation as of December 31, 2000. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the assumption associated with medical inflation rates was partially offset by the effect of increasing the discount rate assumption from 6.75% to 7.5% and resulted in a $45 million increase in the benefit obligation as of December 31, 1999. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. The benefit obligation was determined by application of the terms of the medical and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health-care cost trend rates of 9.5% for those not eligible for Medicare and 10.5% for those eligible for Medicare, then decreasing gradually to 6% in 2009 and thereafter. These costs also reflect the implementation of an annual cost-cap of 6% for individuals who retire after December 31, 1995 and reach age 65. The effect of a 1% change in these assumed cost trend rates would increase or decrease the benefit obligation by $36.9 million or $36.6 million, respectively. In addition, such a 1% change would increase or decrease the aggregate service and interest cost components of net periodic postretirement health-care cost by $3.4 million or $3.3 million, respectively. No significant portion of the effect of such a 1% change relates to JCP&L, Met-Ed or Penelec.

The above net periodic postretirement benefit cost amount for 2000 excludes pre-tax charges of $7 million, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1999 excludes pre-tax charges of $3 million, which were deferred pending future rate recovery, resulting from employee terminations related to generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1998 excludes pre-tax charges of $20 million (JCP&L $6 million; Met-Ed $6 million; Penelec $7 million; Other $1 million), of which $12 million (JCP&L $3 million; Met-Ed $5 million; Penelec $4 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

In JCP&L's 1993 base rate proceeding, the NJBPU allowed JCP&L to collect $3 million

annually for incremental postretirement benefit costs, charged to expense, and recognized as a result of FAS 106. Based on the final order, and in accordance with EITF Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated Enterprises," JCP&L has deferred the amounts above that level. A 1997 Stipulation of Final Settlement (Final Settlement) allows JCP&L to recover and amortize the deferred balance at December 31, 1997 over a fifteen-year period. In addition, the Final Settlement allows JCP&L to recover current amounts accrued pursuant to FAS 106, including amortization of the transition obligation. Met-Ed has deferred the incremental postretirement benefit costs associated with the adoption of FAS 106 and in accordance with EITF Issue 92-12, as authorized by the PaPUC in its 1993 base rate order. In accordance with EITF Issue 92-12, effective January 1998, Met-Ed has ceased deferring these costs. The approximately one-third generation-related portion of the deferred balance at December 31, 1997 is to be recovered in rates over a twelve-year period pursuant to the PaPUC's Restructuring Orders. The remaining two-thirds for the transmission and distribution-related portion is to be amortized over a fourteen-year period beginning January 1999, pursuant to the Restructuring Orders. In 1994, Penelec determined that its FAS 106 costs, including costs deferred since January 1993, were not probable of recovery and charged those deferred costs to expense.

Certain employees of MYR are covered by union-sponsored collectively bargained defined benefit plans. Expenses for these plans amounted to approximately $26 million, $27 million and $26 million in 2000, 1999 and 1998, respectively, as determined in accordance with negotiated labor contracts.

Savings Plans:

GPU also maintains savings plans for substantially all US employees. These plans provide for employee contributions up to specified limits and various levels of employer matching contributions. The matching contributions for GPU were as follows:

	(in millions)		
Company	2000	1999	1998
JCP&L	$ 0.1	$ 0.1	$ 2.8
Met-Ed	0.1	0.1	3.4
Penelec	-	-	1.6
Other	10.8	13.8	5.8
Total	$11.0	$14.0	$13.6

11. LEASES

GPU Energy companies

Capital lease obligations at December 31, 2000 and 1999 totaled $2 million and $48 million (consisting primarily of Oyster Creek nuclear fuel, as discussed below), respectively.

Prior to the sales of TMI-1 and Oyster Creek to AmerGen in December 1999 and August 2000, respectively, the GPU Energy companies had nuclear fuel lease agreements with nonaffiliated fuel trusts for the plant. Upon the sales of TMI-1 and Oyster Creek, the related fuel leases were terminated and all outstanding amounts due under the related credit facilities were paid. Lease expense consists of an amount designed to amortize the cost of the nuclear fuel as consumed plus interest costs. For the years ended December 31, 2000, 1999 and 1998, these amounts were as follows:

	(in millions)		
Company	2000	1999	1998

JCP&L	$ 13	$ 34	$ 30
Met-Ed	-	13	16
Penelec	-	6	8
Total	$ 13	$ 53	$ 54

Met-Ed and JCP&L have sold and leased back a portion of their respective ownership interests in the Merrill Creek Reservoir project. The annual minimum lease payments under these operating leases, which have remaining terms of 32 years, range from approximately $3.6 million to $6.7 million (Met-Ed $1.6 million to $2.9 million; JCP&L $2 million to $3.8 million) over the next five years, net of reimbursements from sub-lessees. JCP&L is recovering its Merrill Creek lease payments, net of reimbursements, through distribution rates. Met-Ed's Merrill Creek lease payments were offset against the actual net divestiture proceeds received from the 1999 sales of its generation assets.

GPU, Inc.

A subsidiary of GPUI sold and leased back the Lake electric cogeneration facility for an initial term of eleven years, expiring in August 2004, for which GPU, Inc. has guaranteed payments of up to $8.1 million. Although GPU, Inc. sold GPUI (including Lake) in 2000, GPU, Inc. has remained on the guaranty, and has obtained an indemnity from Aquila's parent. In addition, a 20-year site lease was entered into for the Lake facility expiring in 2013. Prior to its sale to Aquila, GPUI accounted for these leases as operating leases and GPU's related rent expense for 2000 and 1999 totaled $11.3 million and $12.3 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

PENDING MERGER OF FIRSTENERGY CORP. AND GPU

On August 8, 2000, GPU, Inc. entered into an agreement to merge with FirstEnergy, an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock.

Under the agreement, GPU stockholders would receive $36.50 for each share of GPU common stock they own, payable in cash or the equivalent of $36.50 per share in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU stockholder would be able to elect the form of consideration, subject to proration so that the aggregate consideration to all GPU stockholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU stockholder's share converted into FirstEnergy common stock would be exchanged for not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading date prior to the merger closing.

The merger has been approved by the Boards of Directors and stockholders of GPU, Inc. and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the merger (including the receipt of all necessary regulatory approvals, provided that such approvals will not impose terms and conditions that would reasonably be expected to result in a "material adverse effect," as defined in the merger agreement, on the combined company, and there being no "material adverse effect" on either GPU or FirstEnergy since June 30, 2000 or March 31, 2000, respectively), are fulfilled or waived. Relevant factors would include the nature of any order issued by the regulatory authorities, the financial and business conditions of each company, and whether, and the extent by which, any developments relate to general economic conditions. In testimony

before the PaPUC, FirstEnergy stated that FirstEnergy will carefully review the PaPUC's action with respect to GPU's requested PLR relief on the financial condition of GPU to determine whether the consequences would have a "material adverse effect" on GPU or the combined company. The receipt of all necessary regulatory approvals is expected to take approximately nine to twelve months from the date of the merger agreement. There can be no assurance as to the outcome of these matters.

COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

Stranded Costs and Regulatory Restructuring Orders:

With the transition to a competitive marketplace for generation service in New Jersey and Pennsylvania, certain generation-related costs, which generally would be recoverable in a regulated environment, may no longer be recoverable. These costs are generally referred to as stranded costs.

In 1999, the NJBPU issued a Summary Order with respect to JCP&L's rate unbundling, stranded cost and restructuring filings. JCP&L is awaiting a final NJBPU order. The Summary Order provides for, among other things, full recovery of what otherwise would have become stranded costs, as well as customer choice of electric generation supplier beginning August 1, 1999 and rate reductions for all consumers. In addition, the NJBPU issued separate Orders approving the sales of JCP&L's generating assets; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to the generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In 1998, the PaPUC issued amended Restructuring Orders approving Settlement Agreements entered into by Met-Ed and Penelec which, among other things, provide for customer choice of electric generation supplier beginning January 1, 1999 and a one-year (1999) reduction in retail distribution rates for all consumers. The Orders also provide for recovery of a substantial portion of what otherwise would have become stranded costs, subject to Phase II proceedings following the completion of Met-Ed's and Penelec's generating asset divestitures, to make a final determination of the extent of that stranded cost recovery. In 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC supporting their actual net divestiture proceeds and providing a reconciliation of stranded costs pursuant to the 1998 Restructuring Orders.

On December 20, 2000, the PaPUC issued a Phase II Order which disallows $28 million (Met-Ed $16 million; Penelec $12 million) of the requested $304 million (Met-Ed $226 million; Penelec $78 million) of additional stranded costs above those amounts granted in the 1998 Orders. Met-Ed and Penelec had anticipated a disallowance of a portion of stranded costs, and established a $25 million pre-tax (Met-Ed $19 million; Penelec $6 million) reserve in 1999. In addition, as a result of the Phase II Order, Met-Ed and Penelec recognized pre-tax income of $66 million (Met-Ed $45 million; Penelec $21 million) due primarily to pension curtailment gains associated with employees terminated as a result of the sale of generating facilities in 1999, and the reversal of certain liabilities and changes in estimates and assumptions related to Met-Ed's leasehold interest in the Merrill Creek Reservoir project. The Phase II Order also deferred a decision on Met-Ed's requested increase in rates, beginning in 2006, for recovery of Met-Ed's generation-related stranded costs. In addition, the Order requires Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

Supply of Electricity:

As a result of the NJBPU's and the PaPUC's Restructuring Orders, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially exited the generation business and will have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases, there will be increased risks associated with supplying that electricity. JCP&L is permitted to defer for future recovery the amount by which its reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers exceed amounts currently reflected in its rates for basic generation service. Met-Ed and Penelec, however, are unable to recover energy costs in excess of their established rate caps, which are in effect for varying periods.

During 2000, market prices at which Met-Ed and Penelec were required to purchase electricity for their retail supply customers at times substantially exceeded the amounts Met-Ed and Penelec were allowed to charge for that electricity under their capped generation rates. This situation has resulted in a substantial loss of earnings for Met-Ed and Penelec in 2000, especially during the peak Summer months, and this condition is expected to continue so long as wholesale energy prices remain high, and Met-Ed and Penelec are not granted regulatory relief.

Given this situation, on November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking permission to defer for future recovery their energy costs in excess of established generation rate caps. Various parties to the proceeding filed motions to dismiss the petition. On January 19, 2001, Met-Ed and Penelec made a further request that they be permitted to implement their proposed deferral mechanism pending the PaPUC's final action on their petition. On January 24, 2001, the PaPUC denied, without prejudice, the motions to dismiss Met-Ed's and Penelec's petition and recommended that the companies provide support for a rate cap exception based on the criteria in the Customer Choice and Competition Act. In addition, the PaPUC consolidated the petition with the GPU/FirstEnergy merger proceeding for consideration and resolution in accord with the merger procedural schedule, which establishes a May 2001 date for a PaPUC order in both cases. In February 2001, Met-Ed and Penelec filed a supplement to their petition and supporting testimony which they believe establish that the PaPUC should grant them exceptions to their rate caps. In addition, Met-Ed and Penelec stated that as an alternative to the deferral mechanism they previously proposed, the circumstances would warrant an immediate increase in their present rate caps. There can be no assurance regarding the degree, if any, to which Met-Ed and Penelec may be able to recover their costs to supply electricity in excess of amounts currently reflected in their capped rates.

Generation Agreements:

The evolving competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years), with any residual needs then being purchased from the short-term market (one hour to one month).

The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy through 2004. Payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $1.2 billion in 2001, $265 million in 2002, $92 million in 2003 and $5 million in 2004.

Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies were required to enter into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 20 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The following table shows actual payments from 1998 through 2000, and estimated payments thereafter through 2005:

Payments Under NUG Agreements
(in millions)

	Total	JCP&L	Met-Ed	Penelec
1998	$788	$403	$174	$211
1999	774	388	167	219
2000	734	364	153	217
2001	775	438	145	192
2002	804	466	148	190
2003	813	465	153	195
2004	816	458	157	201
2005	798	443	160	195

The NJBPU Summary Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs); and the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. At December 31, 2000, the GPU Energy companies have recorded, on a present value basis, a total estimated liability of $3.3 billion (JCP&L $1.7 billion; Met-Ed $0.7 billion; Penelec $0.9 billion) on the Consolidated Balance Sheet for above-market NUG costs which is offset by corresponding regulatory assets. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements. There can be no assurance as to the extent to which these efforts will be successful.

In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the MTC, but has not altered the interim nature of such recovery, pending a final decision by the NJBPU. There can be no assurance as to the outcome of this matter.

ACCOUNTING MATTERS

JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101," with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continues to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the December 31, 2000 and December 31, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

(in thousands)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

GPU, Inc. and Subsidiaries	2000	1999
Market transition charge (MTC) / basic generation service	$2,732,926	$2,397,071
Competitive transition charge (CTC)	1,680,484	1,709,258
Income taxes recoverable through future rates, net	263,942	280,268
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Three Mile Island Unit 2 (TMI-2) decommissioning costs	60,362	100,794
Above-market deferred NUG costs	(178,573)	(252,348)
Other, net	21,717	67,420
Total regulatory assets, net	$5,033,004	$4,716,246

JCP&L	(in thousands) 2000	1999
MTC / basic generation service	$2,732,926	$2,397,071
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Total regulatory assets, net	$3,185,072	$2,810,854

Met-Ed	(in thousands) 2000	1999
CTC	$1,048,211	$ 999,623
Income taxes recoverable through future rates, net	114,543	115,713
TMI-2 decommissioning costs	27,610	65,455
Above-market NUG deferral costs	8,485	545
Other, net	29,132	51,529
Total regulatory assets, net	$1,227,981	$1,232,865

Penelec	(in thousands) 2000	1999
CTC	$ 632,273	$ 709,635
Income taxes recoverable through future rates, net	149,399	164,555
TMI-2 decommissioning costs	32,752	35,339
Above-market NUG deferral costs	(187,058)	(252,893)
Other, net	(7,415)	15,891
Total regulatory assets, net	$ 619,951	$ 672,527

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133" (collectively, FAS 133), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FAS 133 (as amended) provides an exemption for certain contracts that qualify as normal purchases and

sales. To qualify for this exclusion, certain criteria must be met, including that it must be probable that the contract will result in physical delivery. GPU adopted FAS 133 on January 1, 2001.

GPU's use of derivative instruments is intended to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies. GPU does not intend to hold or issue derivative instruments for trading purposes. GPU enters into fixed-price contracts for future purchases of electricity and natural gas with individual counterparties or through traded exchanges. The majority of these commodity contracts entered into by GPU are considered "normal purchases," as defined by FAS 133, and, therefore, are excluded from the statement's scope. Commodity contracts accounted for as derivatives under FAS 133 are designated as cash flow hedges of the underlying commodity purchases, to the extent they qualify for such treatment. FAS 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of Other Comprehensive Income, net of tax. GPU also enters into third party energy option contracts. These derivative instruments are accounted for as cash flow hedges of the underlying commodity purchases, to the extent they are effective hedges. Upon adoption of this statement at January 1, 2001, the impact of FAS 133 as it relates to forward, futures and option contracts was immaterial to GPU's earnings or financial position.

To hedge against high transmission rates along certain routes during periods of high congestion, GPU enters into fixed transmission rights (FTRs) agreements. Upon adoption of FAS 133 at January 1, 2001, the impact of this statement as it relates to FTRs was immaterial to GPU's earnings or financial position.

GPU uses various types of interest rate swaps to convert floating-rate loans to fixed rates. These instruments are accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of this statement on January 1, 2001, derivative liabilities of approximately $7 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $4.5 million) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, of $5 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $2.5 million) to Accumulated other comprehensive income and a $2 million (GPU Electric) charge to income.

GPU uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings. These instruments will be accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of FAS 133 on January 1, 2001, derivative assets of approximately $54 million (GPU Power UK) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, to Accumulated other comprehensive income.

NUCLEAR FACILITIES

Investments:

In December 1999, the GPU Energy companies sold TMI-1 to AmerGen for approximately $100 million. In August 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sales, AmerGen has assumed full responsibility for decommissioning the plants, and the GPU Energy companies have transferred $320 million and $430 million of TMI-1 and Oyster Creek decommissioning trust funds, respectively, to AmerGen. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%, respectively. JCP&L's net investment in TMI-2 as of December 31, 2000 and December 31, 1999 was $55 million and $61 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed's and Penelec's

remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:

As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions for review filed by GPU, Inc., the GPU Energy companies and the plaintiffs.

In September 2000, the defendants filed a Motion for Summary Judgment in the District Court. Meanwhile, the plaintiffs have taken an interlocutory appeal to the Third Circuit seeking review of the District Court's determination that the remaining plaintiffs should be allowed to advance causation theories based only on the admissible evidence of record at the close of discovery in the case.

Oral arguments on the plaintiffs' appeal were held in January, 2001. There can be no assurance as to the outcome of this litigation.

GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.

NUCLEAR PLANT RETIREMENT COSTS

Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

In 1995, a consultant performed a site-specific study of TMI-2 that considered various decommissioning methods and estimated the cost of decommissioning the radiological portion and the cost of removal of the nonradiological portion of the plant, using the prompt removal/dismantlement method. Management has reviewed the methodology and assumptions used in this study, is in agreement with them, and believes the results are reasonable. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The retirement cost estimate under the 1995 site-specific study, assuming decommissioning of TMI-2 in 2014, is $450 million for radiological decommissioning and $36 million for non-radiological removal costs (net of $12.6 million spent as of December 31, 2000)(in 2000 dollars).

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring TMI-2 may be different from the cost estimate contained in this site-specific study. Also, the cost estimate contained in this site-specific study is significantly greater than the decommissioning funding targets established by the NRC.

The estimated liability for future TMI-2 retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of December 31, 2000 and December 31, 1999 is $515 million (JCP&L $129 million; Met-Ed $257 million; Penelec $129 million) and $497 million (JCP&L $124 million; Met-Ed $249 million; Penelec $124 million), respectively. This liability is based upon the 1995 site-specific study estimate (in 2000 and 1999 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) and $27 million (JCP&L $7 million; Met-Ed $13 million; Penelec $7 million) as of December 31, 2000 and December 31, 1999, respectively, as a result of TMI-2 entering long-term monitored storage in 1993.

Offsetting the $515 million liability as of December 31, 2000 is $127 million (JCP&L $15 million; Met-Ed $93 million; Penelec $19 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheet, and $374 million (JCP&L $115 million; Met-Ed $161 million; Penelec $98 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheet.

The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995

site-specific study estimate. In addition, JCP&L is recovering a portion of its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC; however, Penelec has recovered these costs through the divestiture of its generating assets. The 1996 Customer Choice Act also allows Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC for future recovery.

As of December 31, 2000, the accident-related portion of TMI-2 radiological decommissioning costs is estimated to be $80 million (JCP&L $20 million; Met-Ed $40 million; Penelec $20 million), which is based on the 1995 site-specific study (in 2000 dollars). In connection with rate case resolutions, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts for their respective shares of the accident-related portion of the decommissioning liability in amounts of $15 million, $40 million and $20 million, respectively. These contributions were not recoverable from customers and were expensed in 1990, in the case of JCP&L, and in 1991 for Met-Ed and Penelec.

The GPU Energy companies intend to seek recovery for any increases in TMI-2 retirement costs, but recognize that recovery cannot be assured.

Prior to September 2000, increases in the accident-related portion of Met-Ed's and Penelec's TMI-2 decommissioning liability were charged to expense, in amounts totaling $23.2 million (Met-Ed $15.4 million; Penelec $7.8 million) through August 2000. Likewise, through August 2000, earnings on Met-Ed's and Penelec's contributions to external trusts, in amounts totaling $34.9 million (Met-Ed $23.3 million; Penelec $11.6 million), were taken to income, and the related unrealized gains and losses were accrued to Accumulated other comprehensive income on the Consolidated Balance Sheet.

During the course of ongoing regulatory proceedings in Pennsylvania, Met-Ed and Penelec determined, in the third quarter 2000, that a portion of their regulatory assets for TMI-2 decommissioning previously regarded as probable of recovery in rates, are now no longer deemed probable of recovery. As a result, in the third quarter 2000, Met-Ed and Penelec charged to income $11.7 million (Met-Ed $7.9 million; Penelec $3.8 million) pre-tax for the write-down of their respective regulatory assets for TMI-2 decommissioning, representing the net realized gain they previously recorded on the accident-related portion of the TMI-2 decommissioning trust. Furthermore, the unrealized gains or losses associated with the accident-related portion of the TMI-2 decommissioning trust (previously recorded in Accumulated other comprehensive income) were transferred to Regulatory assets, net on the Consolidated Balance Sheet, and will no longer be recorded in Accumulated other comprehensive income.

The GPU Energy companies own all of the common stock of the Saxton Nuclear Experimental Corporation, which owns a small demonstration nuclear reactor. Decommissioning of the plant is expected to be completed in 2002. In December 2000, based on new estimates to complete the decommissioning of the plant, the decommissioning liability was increased by $13 million, to $52 million (JCP&L $23 million; Met-Ed $17 million; Penelec $12 million) as of December 31, 2000. The GPU Energy companies do not believe this increase is probable of recovery, and have charged the entire amount to expense.

INSURANCE

GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy. There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured,

unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million.

The Price-Anderson Act limits an owner's liability to third parties resulting from a nuclear incident to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Although TMI-2 is exempt from retrospective premium assessments, the plant is still covered by the provisions of the Price-Anderson Act. In addition, the GPU Energy companies are subject to other retrospective premium assessments related to policies applicable to TMI-1 prior to its sale to AmerGen.

ENVIRONMENTAL MATTERS

As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 11 hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site).

JCP&L	MET-ED	PENELEC	GPUN	GPU, INC.	TOTAL
7	4	2	1	1	11

In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of December 31, 2000, a liability of approximately $6 million (JCP&L $2.2 million; Met-Ed $0.6 million; Penelec $0.2 million; other $3 million) was recorded for PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

In 1997, the EPA filed a complaint against GPU, Inc. in the US District Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization

proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity, was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. Chesapeake is currently performing the cleanup at the Site. According to the complaint, the EPA is seeking (1) enforcement of the Order against GPU; (2) recovery of its past response costs; (3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. The EPA has stated that it has incurred approximately $1.1 million of past response costs as of December 31, 2000. Chesapeake claims to have spent approximately $10 million in connection with remediation of the site. The EPA has more recently estimated the cost of ground water remediation to be on the order of $6 million. Consultants to Chesapeake have estimated the remaining remediation ground water costs to be approximately $12 million to $19 million. In accordance with its penalty policy, and in discussions with GPU, the EPA has demanded penalties calculated at a daily rate of $8,800, rather than the statutory maximum of $27,500 per day. As of December 31, 2000, if the statutory maximum were applied, the total amount of penalties would be approximately $44 million. GPU believes that it has meritorious defenses to the imposition of penalties, or that if a penalty is assessed, it should be at a lower daily rate. Chesapeake has also sued GPU, Inc. for contribution to the cleanup of the Dover Site. The US District Court for the District of Delaware has consolidated the case filed by Chesapeake with the case filed by the EPA and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

In August 2000, Rochester Gas & Electric Corporation (RG&E) filed suit against GPU, Inc. in the US District Court for the Western District of New York for the reimbursement of $5.2 million of costs and damages it has allegedly incurred, and a declaratory judgement with respect to future costs and damages, in connection with two former MGP sites and a third property where wastes from one of those sites were allegedly deposited. All of the properties are located in Rochester, New York. According to the complaint, RG&E was an indirect subsidiary of AGECO from May 1929 until January 1946, and a subsidiary of GPU, Inc. from January 1946 until October 1949, when it was divested by order of the SEC under the Public Utility Holding Company Act. There can be no assurance as to the outcome of this matter.

In connection with the 1999 sale of its Seward Generation Station to Sithe, Penelec has assumed up to $6 million of remediation costs associated with certain coal mine refuse piles which are the subject of an earlier consent decree with the Pennsylvania Department of Environmental Protection. Penelec received recovery of these remediation costs through a reduction of its liability to ratepayers, per the December 20, 2000 PaPUC Phase II Order.

JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of December 31, 2000, JCP&L has spent approximately $44.5 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $50.2 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. The cost to clean up these sites could be materially in excess of the $50.2 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

In 1997, the NJBPU approved JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs. As a result of the NJBPU's Summary Order, effective August 1, 1999, the recovery of these costs was transferred to the Societal Benefits Charge. As of December 31, 2000, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $51.6 million. JCP&L is continuing to pursue

reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relating to these MGP sites, and has settled with all but one of those carriers.

OTHER COMMITMENTS AND CONTINGENCIES

Class Action Litigation:

GPU Energy

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. Following these outages, the NJBPU initiated an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities. This investigation was essentially completed in May 2000, with the issuance of Phase I and Phase II reports and orders from the NJBPU. Both the Phase I and Phase II reports and orders contain, among other things, directions for JCP&L to undertake certain actions and report back to the NJBPU on the results. Additionally, the NJBPU Phase II order concluded that there is not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers.

Two class action lawsuits were commenced in New Jersey Superior Court in July 1999. These suits were subsequently consolidated into a single proceeding, and they seek compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. The GPU defendants named in these suits (i.e., GPU, Inc., JCP&L, GPUS and GPU Generation, Inc.) moved to dismiss or stay the litigation pending the NJBPU's exercise of its primary jurisdiction to investigate the causes of the outages. The trial court denied that motion, and also certified a plaintiff class consisting of JCP&L customers and their "dependents, tenants, employees and other intended beneficiaries of customers who suffered damages as a result" of the service interruptions.

In January 2000, the New Jersey Appellate Division granted the GPU defendants' motion for leave to take an interlocutory appeal of the trial court's decision on the issue of primary jurisdiction. On June 14, 2000, the Appellate Division affirmed the trial court but determined that the NJBPU's findings in the exercise of its "exclusive jurisdiction" could be "probative...but not determinative" of at least some of the issues in the litigation, and leaving it to the trial court to "decide in the first instance just what weight and validity to give the [NJBPU's] findings and conclusions."

In response to the GPU defendants' demand for a statement of damages, the plaintiffs have stated that they are seeking $700 million, subject to the results of pretrial discovery. JCP&L has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has stated that, while the substance of the plaintiffs' allegations is covered under the policy, it is reserving its rights concerning coverage as circumstances develop. In September 2000, JCP&L received from its primary insurance carrier the initial indemnification payment for certain expenses incurred by JCP&L relative to this action.

Discovery continues in the class action, and no trial date has been set. The GPU defendants filed a motion with the trial court seeking decertification of the class, and oral argument on the decertification was held in February 2001. There can be no assurance as to the outcome of these matters.

GPU Electric

As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant, and also assert claims under Australian fair trade practices law.

Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users, and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities (Buyers) that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have notified GPU GasNet that they have formed the preliminary view that GPU GasNet is not entitled to coverage under the liability policy. GPU GasNet believes that it is entitled to coverage, and discussions with the insurers are continuing. There can be no assurance as to the outcome of this matter.

Investments and Guarantees:

GPU, Inc.

GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and GPU Power. As of December 31, 2000, GPU, Inc.'s investments in GPU Electric and GPU Power were $881 million and $139 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $899 million and $21 million of GPU Electric and GPU Power outstanding obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

GPU Electric

In June 2000, GPU sold GPU PowerNet, its Australian electric transmission company, for A$2.1 billion (US $1.26 billion). For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

GPU Power UK has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which was originally scheduled to begin commercial operation in late 1998. In June 1999, certain Project lenders for the Uch Power Project issued notices of default to the Project sponsors (including GPU Power UK) for, among other things, failure

to pay principal and interest under various loan agreements. In November 1999, the Project sponsors and lenders reached an agreement under which repayment of the construction loan was extended, principal and interest payments deferred, and the sponsors agreed to fund the completion of the plant through the remaining equity contribution commitments. The plant commenced commercial operations in October 2000.

Uch has renegotiated several of the project agreements with the Government of Pakistan and its agencies, under which it agreed, among other things, to accept a reduction in the power purchase tariff averaging approximately 8% over the project term. The agreement includes options to extend the term of the project from 23 to 30 years.

GPU's investment in the Uch Power Project as of December 31, 2000 was approximately $37.9 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $3.1 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses," which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through December 31, 2000, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

GPU Power UK also owns an 18.75% interest in Humber Power Limited (Humber). At December 31, 2000, GPU Power UK's equity in the project, which is located in England, was approximately $28 million. A number of investors in the project (not including GPU Power UK) also have purchase power agreements with Humber, which provide for the servicing of the project's debt and a return on equity. The purchasers are claiming that such contracts, which provide for prices of power in excess of current market prices, will become unenforceable under a proposed new UK regulatory scheme. Humber and the purchasers have agreed to submit the matter to arbitration as provided by the contracts. If the contracts cannot be satisfactorily reformed, the prices at which Humber can sell its energy may not be sufficient to provide an equity return to the investors or ultimately to service Humber's debt. There can be no assurance as to the outcome of this matter.

As part of the 1999 sale of the GPU Power UK supply business and the purchase of the 50% of GPU Power UK that GPU did not already own, certain long-term purchase obligations under natural gas supply contracts were retained. Most of these contracts, which extend to September 2005, were at fixed prices in excess of the market price of gas, and a liability had been established for the estimated loss under such contracts. However, as a result of increasing gas prices during the second quarter of 2000, GPU Power UK was able to enter into matching forward sale contracts for the majority of the gas purchases, resulting in a reduction in the estimated liability and a pre-tax credit to income of $15.9 million. Other open gas contracts, which extend to 2002, require GPU Power UK to purchase or to sell gas at fixed prices. The estimated out-of-market position of all contracts at December 31, 2000 was $22 million; however, the remaining open positions included both sales and purchases, thereby reducing the remaining exposure to future price changes.

In an English court decision involving two unaffiliated utilities (National Grid and National Power), the court held that utilities improperly used a pension plan surplus in the UK Electricity Supply Pension Scheme to eliminate scheduled payments in respect of early retirement costs and employer contributions. The court found that, in the case of National Grid and National Power, procedures had not been strictly followed, and as such, a liability may now exist. At a subsequent hearing, the court refused to consider the validity or effectiveness of retrospective amendments to the plan. National Grid and National Power have appealed the court's decision to the House of Lords. Pending the outcome of the Appeal, the requirement for any payments has been stayed. The appeal in the House of Lords is expected to be heard in the first quarter of 2001. If a similar

complaint were to be made against GPU Power UK, GPU Power UK's potential liability is estimated to be a maximum of £63 million (US $94 million), exclusive of any applicable interest charges or penalties. The GPU Power UK section of the Electricity Supply Pension Scheme remains in substantial surplus and any payment to the plan that might ultimately prove to be necessary would be accounted for as an increase in pension assets, and would not have an immediate impact on income. However, any related penalties or interest (which could be assessed, though none are currently proposed) may adversely affect income. There can be no assurance as to the outcome of this matter.

Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $21 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.

GPU Power

On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica (CORELCA) and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC), a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank, the other project lenders, and the Government of Colombia, as well as the other partners in the TEBSA project. In addition, in January 2001 CORELCA advised GPU Power that it was conducting its own investigation of the matter. As of December 31, 2000, GPU Power has an investment of approximately $92 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $372 million at December 31, 2000, and, in addition, GPU, Inc. has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

With regard to the "Special Requirement" issued by DIAN, DIAN asserts that TEBSA should be liable for approximately $4.4 million consisting of $1.3 million in additional tax and $3.1 million in penalties and interest. TEBSA has filed both procedural and substantive objections to these assertions, the DIAN responded to these objections reiterating its previous position, and TEBSA, in turn, filed an appeal with the DIAN on June 2, 2000. A response is expected within one year.

In July 2000, the DIAN issued a "Special Requirement" on the 1997 income tax return of TEBSA challenging a tax exemption benefit under a Colombian income tax statute. The DIAN requested payment of approximately $1.2 million in additional tax, penalties and interest. On October 12, 2000, TEBSA filed a response with the DIAN stating arguments supporting its tax exemption benefit. There can be no assurance as to the outcome of these matters.

GPU Telcom

In March 2000, GPU, Inc. announced its participation in America's Fiber Network LLC

(AFN), of which GPU, Inc. anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU, Inc. anticipates investing cash, as well as existing and new fiber routes and electronic equipment, in AFN through GPU Telcom. As of December 31, 2000, GPU Telcom had invested $5.3 million in AFN.

In April 2000, GPU, Inc. announced the formation of Telergy Mid-Atlantic (TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunications services and marketing expertise with utilities' existing fiber networks and natural positioning in serving retail markets. As of December 31, 2000 GPU Telcom had acquired $20 million of Telergy, Inc. convertible preferred securities.

Other:

JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its December 31, 2000 book value of $21 million. Negotiations to resolve this dispute are continuing; however, there can be no assurance as to the outcome of this matter.

In March 1999, Penelec and New York State Electric & Gas Corporation (NYSEG) each sold their 50% undivided ownership interests in the Homer City Station to a subsidiary of Edison Mission Energy (EME) for a total of $1.9 billion. In connection with the sale, Penelec and NYSEG indemnified the buyer with respect to certain contingent liabilities, including costs or expenses which the EPA might impose for failure to comply with New Source Performance Standards, Prevention of Significant Deterioration and New Source Review regulations under the Clean Air Act prior to the date of the sale. In 1998, the EPA had conducted inspections at Homer City with regard to the plant's compliance with these regulations. On October 30, 2000, EME notified Penelec and NYSEG that the EPA had concluded that these regulations applied to Homer City prior to the sale to EME and that Homer City was operating in violation of these Clean Air Act regulations. If it is ultimately determined that these regulations were applicable to Homer City, the EPA could assess substantial monetary penalties and require capital modifications to the plant, the costs of which would be material. To the extent Penelec and NYSEG are obligated to indemnify EME for any of these costs, they would each be severally liable for a 50% share. There can be no assurance as to the outcome of this matter.

Concurrent with GPU's July 1999 acquisition of the 50% of GPU Power UK which it did not already own, GPU began to evaluate existing restructuring plans and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. As of December 31, 1999, GPU had identified and approved a cost reduction plan. At the acquisition date, GPU Power UK had recorded a liability of $28.6 million related to previous cost reduction plans. GPU retained $25.7 million of this liability, related to contractual termination and other severance benefits for 276 employees identified in a 1999 business process reengineering project. GPU identified an additional 355 employees (234 in Engineering Services, 38 in Metering, 21 in Network Services and 62 from other specific functions) to be terminated as part of the plan and recorded an additional liability of $39.3 million. A net charge of $18.2 million for GPU's 50% share of these adjustments was included in expense in 1999 and the other 50% was recorded in Goodwill as a purchase accounting adjustment.

In 2000, a change in the investment return assumptions, due to better than expected

investment performance, resulted in a reduction of approximately $6.9 million, to $22.6 million, in the estimated liability for the remaining 459 employees. Consequently, goodwill was credited for $3.4 million (50% of the change in estimate) and $3.5 million was credited to income. During 2000, $16.9 million was paid to 399 employees. The remaining severance liability of $4.5 million at December 31, 2000 reflects the above transactions as well as currency translation adjustments and the impact of seven employees who were retained, and is included in Other current liabilities on the Consolidated Balance Sheet. Management expects the remaining employees to leave by June 30, 2001.

GPU AR has entered into contracts to supply electricity to retail customers through June 2001. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $10.6 million as of December 31, 2000. GPU, Inc. has guaranteed these payments, as well as certain other obligations, up to a maximum of $19 million.

In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah.

At December 31, 2000, GPU has recorded a liability of $210 million owed to the Nuclear Waste Fund, related to spent nuclear fuel generated prior to the sales of TMI-1 and Oyster Creek to AmerGen. AmerGen has assumed all liability for disposal costs related to spent nuclear fuel generated following its purchase of the plants.

On July 26, 2000, GPUN filed suit in the United States Court of Claims seeking to recover damages as a result of the DOE's failure to commence disposal of GPUN's spent nuclear fuel on January 31, 1998, as required by the terms of the Standard Contract between GPUN and DOE. The complaint seeks damages from the Government in an amount to be determined at trial. GPUN has alleged that it is entitled to damages attributable to operations at both TMI-1 and Oyster Creek. The Government has not yet answered the complaint. There can be no assurance as to the outcome of this matter.

GPU, Inc. and consolidated affiliates have approximately 14,100 employees worldwide, of whom 10,000 are employed in the US, 3,600 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (4,880) and MYR (4,831), of which approximately 2,900 and 4,000, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 2,300 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. The JCP&L, Met-Ed and Penelec collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2002, May 1, 2003 and May 14, 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

In January 2001, the GPU Energy companies announced that they were offering Voluntary Enhanced Retirement Programs (VERP) to certain bargaining unit employees in Pennsylvania. Approximately 240 employees (Met-Ed 130 employees; Penelec 110 employees) are eligible for the VERP. If all of the eligible employees accept the offer, a pre-tax charge of approximately $23 million (Met-Ed $12 million; Penelec $11 million) would be recorded in 2001 earnings for the cost of pension and other postretirement benefits, exclusive of any severance benefits that would be paid to those employees.

During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,269,675,823	3,269,675,823
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	3,269,675,823	3,269,675,823
9	Leased to Others		
10	Held for Future Use	13,311,370	13,311,370
11	Construction Work in Progress	75,200,863	75,200,863
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	3,358,188,056	3,358,188,056
14	Accum Prov for Depr, Amort, & Depl	1,212,783,719	1,212,783,719
15	Net Utility Plant (13 less 14)	2,145,404,337	2,145,404,337
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,212,783,719	1,212,783,719
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	1,212,783,719	1,212,783,719
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,212,783,719	1,212,783,719

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	1
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	16
					17
					18
	[redacted]	[redacted]	[redacted]	[redacted]	19
	[redacted]	[redacted]	[redacted]	[redacted]	20
					21
					22
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	23
					24
					25
					26
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	27
					28
					29
					30
	[redacted]	[redacted]	[redacted]	[redacted]	31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)	35,446	
6	SUBTOTAL (Total 2 thru 5)	35,446	
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	1,673,033	
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)	2,329,769	
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	-621,290	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance End of Year	Line No.
Amortization (d)	Other Reductions (Explain in a footnote) (e)	(f)	
[redacted]			1
[redacted]			2
[redacted]			3
[redacted]			4
[redacted]	35,446		5
[redacted]	[redacted]		6
[redacted]	[redacted]		7
			8
			9
[redacted]	[redacted]		10
			11
	1,673,033		12
	2,329,769		13
[redacted]	[redacted]		14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	51,057	
3	(302) Franchises and Consents	19,647	
4	(303) Miscellaneous Intangible Plant	56,083,769	435,265
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	56,154,473	435,265
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	3,958,268	
18	(321) Structures and Improvements	202,911,307	
19	(322) Reactor Plant Equipment	480,456,552	
20	(323) Turbogenerator Units	70,686,232	
21	(324) Accessory Electric Equipment	134,020,883	
22	(325) Misc. Power Plant Equipment	130,338,225	5,710
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	1,022,371,467	5,710
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights	284,198	
26	(331) Structures and Improvements	3,227,872	2,385
27	(332) Reservoirs, Dams, and Waterways	6,996,237	
28	(333) Water Wheels, Turbines, and Generators	15,157,085	32,254
29	(334) Accessory Electric Equipment	1,375,777	
30	(335) Misc. Power PLant Equipment	1,296,286	
31	(336) Roads, Railroads, and Bridges	214,566	
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)	28,552,021	34,639
33	D. Other Production Plant		
34	(340) Land and Land Rights	9,924	102,187
35	(341) Structures and Improvements	4,148,088	3,798
36	(342) Fuel Holders, Products, and Accessories	6,502,479	22,437
37	(343) Prime Movers	18,533,822	
38	(344) Generators	7,201,880	
39	(345) Accessory Electric Equipment	1,235,302	

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
[redacted]					1
			51,057		2
3,200			16,447		3
8,270,476		1	48,248,559		4
8,273,676		1	48,316,063		5
[redacted]					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
[redacted]					16
2,011,773	-240	-1,946,255			17
202,911,307					18
480,456,552					19
70,686,232					20
134,005,934	-14,949				21
130,343,742		-193			22
1,020,415,540	-15,189	-1,946,448			23
[redacted]					24
			284,198		25
			3,230,257		26
			6,996,237		27
			15,189,339		28
			1,375,777		29
			1,296,286		30
			214,566		31
			28,586,660		32
[redacted]					33
			112,111		34
			4,151,886		35
			6,524,916		36
			18,533,822		37
			7,201,880		38
			1,235,302		39

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	534,462	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	38,165,957	128,422
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	1,089,089,445	168,771
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	43,584,448	-1,365,130
45	(352) Structures and Improvements	19,673,193	36,795
46	(353) Station Equipment	266,494,028	12,187,145
47	(354) Towers and Fixtures	36,075,904	47,966
48	(355) Poles and Fixtures	110,558,498	2,687,685
49	(356) Overhead Conductors and Devices	150,604,375	4,151,859
50	(357) Underground Conduit	1,769,084	897
51	(358) Underground Conductors and Devices	5,219,148	88,714
52	(359) Roads and Trails	2,083,171	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	636,061,849	17,835,931
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	29,590,793	1,152,630
56	(361) Structures and Improvements	18,161,659	13,235
57	(362) Station Equipment	253,131,485	11,868,611
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	301,326,951	15,269,145
60	(365) Overhead Conductors and Devices	409,230,066	20,050,710
61	(366) Underground Conduit	95,041,434	2,231,507
62	(367) Underground Conductors and Devices	223,877,274	11,796,251
63	(368) Line Transformers	283,486,323	18,948,930
64	(369) Services	324,785,957	16,276,477
65	(370) Meters	77,780,722	4,641,167
66	(371) Installations on Customer Premises	17,680,132	95,102
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	74,789,823	5,264,353
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	2,108,882,619	107,608,118
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	3,192,931	
72	(390) Structures and Improvements	98,093,242	3,257,044
73	(391) Office Furniture and Equipment	52,168,476	5,519,459
74	(392) Transportation Equipment	5,722,112	1,565,972
75	(393) Stores Equipment	3,588,621	19,598
76	(394) Tools, Shop and Garage Equipment	18,171,861	1,122,811
77	(395) Laboratory Equipment	5,771,751	1,879
78	(396) Power Operated Equipment	2,515,829	
79	(397) Communication Equipment	102,028,003	591,970
80	(398) Miscellaneous Equipment	4,798,314	769,714
81	SUBTOTAL (Enter Total of lines 71 thru 80)	296,051,140	12,848,447
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	296,051,140	12,848,447
84	TOTAL (Accounts 101 and 106)	4,186,239,526	138,896,532
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	4,186,239,526	138,896,532

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			534,462		40
			38,294,379		41
1,020,415,540	-15,189	-1,946,448	66,881,039		42
					43
31,652			42,187,666		44
38,078	563,055	92,831	20,327,796		45
6,132,573	-563,055	-335,822	271,649,723		46
			36,123,870		47
		-27,839	113,218,344		48
		-1,767	154,754,467		49
			1,769,981		50
			5,307,862		51
			2,083,171		52
6,202,303		-272,597	647,422,880		53
					54
			30,743,423		55
1,761		23,341	18,196,474		56
305,159		-26,665	264,668,272		57
					58
1,674,750		-49,174	314,872,172		59
1,455,237	238	-173,091	427,652,686		60
22,362			97,250,579		61
368,168		157,084	235,462,441		62
3,870,248		-41,745	298,523,260		63
273,618		-96,880	340,691,936		64
2,020,326	14,949		80,416,512		65
184,802			17,590,432		66
					67
822,932			79,231,244		68
10,999,363	15,187	-207,130	2,205,299,431		69
					70
37,222		-149,682	3,006,027		71
1,122,689		-1,908,033	98,319,564		72
4,451,433	694,739	179,383	54,110,624		73
	-1		7,288,083		74
72,120			3,536,099		75
140,878			19,153,794		76
53,894			5,719,736		77
			2,515,829		78
15,186			102,604,787		79
66,161			5,501,867		80
5,959,583	694,738	-1,878,332	301,756,410		81
					82
5,959,583	694,738	-1,878,332	301,756,410		83
1,051,850,465	694,736	-4,304,506	3,269,675,823		84
					85
					86
					87
1,051,850,465	694,736	-4,304,506	3,269,675,823		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Right of way - future transmission line			
3	Gilbert - Smithburg 500kv	12/31/57	12/31/05	282,449
4	Right of way - future transmission line			
5	Perrineville, Union Valley and Monroe			
6	substation sites	12/31/66	12/31/05	624,258
7	Land - future fossil generating station			
8				
9				
10				
11	Right of way - future transmission line 230kv	12/31/80	12/31/05	6,694,396
12	Right of way - future transmission line 500kv			
13	New Freedom - Forked River	12/31/80	12/31/05	3,987,927
14	Land - future fossil generating station			
15				
16	Right of way - future transmission line			
17	Whippany - Kinnelon	12/31/83	12/31/05	755,502
18	Items under $250,000			966,838
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			13,311,370

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	JC-000008 APPLEGARTH-REP 5MVAW / 20 MVA	1,026,435
2	JC-000055 EXXON RESEARCH CENTER INST 12 MVA PDS	538,318
3	JC-000097 RIVERDALE RPL 10 W/ 25MVA	1,154,801
4	JC-000199 NRCX - SENTINEL DRIVE	753,984
5	JC-000235 RIVERDALE SUB - CAP BANK	279,187
6	JC-000285 RINGOES ADD 1 - 20MVA & CKTS	457,639
7	JC-000337 LTC CONTROL ADDITIONS NORTH NEW JERSEY	149,396
8	JC-000350 KEYPORT SUB - R&D	465,463
9	JC-000353 LEBANON - CKT 24594 CONVERT PART TO 12KV	256,723
10	JC-000365 MANSFLD VIG SQ/WR306174N	186,380
11	JC-000380 WR240988 FOX HILLS	253,066
12	JC-000395 WR308766 BARTLEY RIDGE 1A	170,507
13	JC-000407 WR 247804 FAIRWAYS 3 AT LIVINGSTON	111,428
14	JC-000587 DX LINES NEW CUST RES ZONE 4 - NORTH NJ	176,323
15	JC-000618 FRANKLIN SUB RPLC RTU W / PLC	211,296
16	JC-000620 WR 185894 BERKSHIRE / DOVER MILTON IDHW	142,524
17	JC-000642 WT153657 IDHW RT 206 / RT 183 STANHOPE	426,072
18	JC-000690 CARRIAGE GATE1 - RARITAN TWP-99LT	10,509
19	JC-000780 MORRISTOWN UG NETWORK CONTROL UPGRADE	1,101,372
20	JC-000814 LYONS NJ REPLACE 9 .4 MVA WITH 25MVA BANK	830,079
21	JC-000856 FOUR SEASONS @ CHESTER	103,899
22	JC-000860 NEW JERSEY PURCHASE THREE SPARE 25 MVA	917,887
23	JC-000862 NEW JERSEY PURCHASE SPARE 125 MVA	1,440,979
24	JC-000965 RT 57 NEWBURG & ALLEN RD RELO MANSFIELD	378,351
25	JC-000968 RTU REPLACEMENT IN 2000 NJ	409,008
26	JC-000975 WP99 DX POLE INSP PROGRAM ZN4	159,491
27	JC-001007 NORTH NEW JERSEY ADD DIST LINE CAPS	1,500,574
28	JC-001018 W.FLEMINGTON DIST WORK	104,150
29	JC-001035 MONTVILLE-BUTLER RECOND H8 LINE	140,669
30	JC-001062 PEAPACK STUDY - CKT 17648 AND 17649 TIE	187,468
31	JC-001071 RT 31 SECTION 1 CONTRACT 1	252,496
32	JC-001072 RT 208 & EDWARD ROAD RELO DOT	272,473
33	JC-001118 TROY HILLS 33911 EXT	136,473
34	JC-001119 MENDHAM-CIRCUIT 17650 UPGRADE	141,397
35	JC-001143 CHAMBERSBROOK RE-ALIGN 202/206	138,466
36	JC-001145 MT VIEW CORP CENTER WARREN	254,616
37	JC-001235 OAK KNOLL URD CABLE REPL	223,848
38	JC-001358 NORTH JERSEY CIRCUIT RELIABILITY	2,082,670
39	JC-001395 RT 23 CEDAR CREST @ PEQUANNOCK TAMMY	135,778
40	JC-000064 UNION BEACH OPER DEPT RENOVATIONS	339,237
41	JC-000240 MOBILE DATA JC	471,375
42	JC-000296 GIS MIGRATION / FIELD DESIGN JCPL	413,452
43	TOTAL	75,200,863

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	JC-000297 RAPID SERVICE RESPONSE JCPL	1,277,527
2	JC-000629 MGO ANNEX ROOFTOP A/C	397,051
3	JC-000876 MGO RENOVATE CORP SECRETARY AREA	217,076
4	JC-001099 POWERON ENHANCEMENT JCPL	124,712
5	JC-001463 VOICE NETWORK SYSTEM UPGRADE NJ	349,638
6	JC-001132 BUSINESS SOLUTIONS PROJECTS	1,494,586
7	JC-001216 UTILITY CONSORTIUM HARDWARE/SOFTWARE	654,849
8	JC-001288 SAP 4.6 UPGRADE	121,269
9	JC-000118 WEST WHARTON ADD 25MVA	641,234
10	JC-000198 FLEMINGTON TRADE CTR RELOC	141,519
11	JC-000619 FRENEAU SUB REPLACE RTUS W/ PLC	197,129
12	JC-000625 EAST FLEMINGTON LOCAL TRANMISSION STUDY	545,399
13	JC-00861 WHIPPANY RPL 2 125 W/ 168'S	1,718,968
14	JC-001073 WHIPPANY HALSEY RECOND D4 W/795	232,517
15	JC-001091 TRANSMISSION PATROL LOCAL ZN4 NJ	450,784
16	JC-001106 WHIPPANY RPL FAILED BANK #7	126,554
17	JC-001156 CHESTER SUB ADD 75 MVA	200,696
18	JC-001164 RED BANK REPLACE BANKS 7 & 8	913,497
19	JC-000090 DOVER RICHBOYTON RD ROOF	140,537
20	JC-000083 SUMMIT ROOF REPLACEMENT	107,830
21	JC-000080 WARETOWN NEW 25 MVA XFMR AND CKT	1,898,589
22	JC-000128 WYCKOFF ST INST 1 - 25 MVA	612,029
23	JC-000190 WESTLAKE BB - JK	246,441
24	JC-000332 PINEWALD INST 10MVA CONVERT 64010	588,788
25	JC-000351 NJ PURCH 1 SPARE 40 & 1 SPARE 25 XFMR	905,461
26	JC-000471 MILFORD RD RECONST E. WINDSOR TWP	113,120
27	JC-000473 HWY - AT&T OFFSITE HOLLAND & LAUREL AVE	193,307
28	JC-000474 NJ DOT - RT 35 SHARK RIVER BRIDGE	254,861
29	JC-000591 DX LINES NEW CUST RES ZN 5 CENTRAL NJ	310,936
30	JC-000598 DX LINES NEW CUST COMM ZN5 CENTRAL NJ	132,160
31	JC-000626 ATLANTIC INST 25MVA XFMR	650,252
32	JC-000675 POPLAR INST 12.5 BREAKER	284,709
33	JC-000810 VAN HISEVILLE RPLC BK #2 W/ 25MVA	341,796
34	JC-000813 PEAPACK RPLC BANK 1 W/ 24MVA	1,055,893
35	JC-000822 19.9 RECLOSERS REMOTE CONTROL COMM	315,435
36	JC-000917 LAFAYETTE ESTATES URD MARLBORO	130,543
37	JC-000932 WENDOVER COMMONS URD EAST WINDSOR	265,531
38	JC-000947 RT 70 DUALIZATION BRICK / BRIELLE NJ DOT	709,279
39	JC-000969 WARETOWN NEW 12.5 KV DX CKT-2000	588,811
40	JC-000970 RTU RPLC IN 2000 CNJ	331,883
41	JC-000976 WP99 DX POLE INSP PROGRAM ZN5	150,823
42	JC-000979 BERKELEY VILLAGES SOUTH URD	159,000
43	TOTAL	75,200,863

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	JC-000987 PINE RIDGE II SEC 4 & 5 BERKELEY	163,716
2	JC-000988 CENTRAL NJ ADD DIST LINE CAPS	1,413,471
3	JC-00989 PINEWALD - CONVERT CKT 64010 TO 12.5	410,749
4	JC-000990 POPLAR NEW 12.5 KV DX CKT	559,590
5	JC-000992 FAIRVIEW - NEW 12.5 CKT	532,506
6	JC-001000 HWY-RT 537 WIDENING MILLSTONE	226,537
7	JC-001006 NJ DOT RT 9 LAKE CARASALJO	106,478
8	JC-001012 CENTRAL NEW JERSEY DIST CKT OVERLOADS	857,002
9	JC-001016 SAYREVILLE CONVERT 43263 TO 12.5KV	236,707
10	JC-001026 RENAISSANCE SEC 2B-1 DRN 100067964	163,664
11	JC-001087 WESTLAKE VILLAGE SEC 5A,B & C JK	201,101
12	JC-001104 HWY NEW HAMPSHIRE AVE RT 70 - SILVERTON RD	372,976
13	JC-001111 DRUM POINT CKT 67268 OVERBUILD 2500	140,164
14	JC-001165 HERBERTSVILLE REPLACE 10 WITH 25 MVA	420,907
15	JC-001200 PRESIDENTIAL ESTATES - JACKSON	169,723
16	JC-001209 MCGUIRE SUB - RECOND 1/0 CU CKT 67047	252,987
17	JC-001219 NJHA GSP INTERCHG 83 PHASE 2 DOVER TWP	103,225
18	JC-001237 ATLANTIC-G.GROVE RECOND THE J-36	350,275
19	JC-001313 JERNEE MILL ADD 34KV GCB FOR NC PHII	110,610
20	JC-001363 NJ TPK-WYCKOFF MILLS RD	134,405
21	JC-001371 TEXAS SUB 47284 NEW 12.4KV CKT	340,436
22	JC-000061 BERKELEY RENOVATIONS	489,944
23	JC-000784 POINT PLEASANT RENOVATE FACILITY	245,670
24	JC-000079 POINT PLEASANT INST 69/34.5KV 100MVA	811,492
25	JC-000084 LARRABEE POINT PLEASANT BUILD NEW 69KV	132,113
26	JC-000110 RARITAN RIVER INST SYS SPARE 224MVA XFMR	288,079
27	JC-000121 LARRABEE INST 230 / 69 KV XFMR	483,662
28	JC-000312 CENTRAL JERSEY TX RELIABILITY PROJECT	9,105,384
29	JC-000334 SOE RECORDER INST	147,733
30	JC-000474 NJ - DOT RT 35 SHARK RIVER BRIDGE	1,270,503
31	JC-000493 FRENEAU - TAYLOR LANE BUILD 69KV LINE	418,133
32	JC-000633 AES RED OAK TX INTERCONNECTION	111,568
33	JC-000809 MT FERN REPLACE BANK # 1 WITH 25 MVA	558,042
34	JC-000811 DRUM POINT REPLACE ONE 9.375 WITH 25 MVA	781,798
35	JC-000947 RT 70 DUALIZATION BRICK / BRIELLE NJ DOT	104,643
36	JC-001136 FRENEAU INST 230 - 69X34.5 125MVA W / GND BANK	568,974
37	JC-001138 ATLANTIC RPL #1 75 / 125 MVA	441,159
38	JC-001140 NEW PROSPECT ST NEW 230 - 13.2 55MVA SUB	117,931
39	JC-001141 BRADEVELT AREA ADD 25 MVA BANK	449,742
40	JC-001151 OYSTER CREEK RPL 2 64/125 MVA'S	1,850,123
41	JC-001152 COZY LAKE RPL BANK #1 10 WITH 25 MVA	232,823
42	JC-001206 COSTCO SUBSTATION	433,203
43	TOTAL	75,200,863

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	JC-001237 ATLANTIC - G. GROVE RECOND THE J-36	322,253
2	JC-001264 AVON BELMAR REPLACE 1500' 4/0 W / 1250	107,215
3	JC-001268 WHITING ADD 2ND 125 MVA XFMR	862,410
4	JC-000081 BELFORD ROOF REPLACEMENT CC#100198	159,334
5		
6		
7	MINOR PROJECTS WITH BALANCES END OF YEAR $100,000 OR LESS	8,240,425
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	75,200,863

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	MATERIALS AND SERVICES	2,120,017
2		
3	CONSTRUCTION INDIRECTS	33,993,342
4		
5	ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION	2,006,451
6		
7	OUTSIDE PROFESSIONAL SERVICES	9,959,472
8		
9	RECONCILIATION TO INCOME STATEMENT	
10	ACCOUNT 419.2 719,424	
11	ACCOUNT 432.1 1,287,027	
12		
13	TOTAL 2,006,451	
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	48,079,282

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

MATERIALS & SERVICES: Expenditures for services and expenses of materials management, purchasing and stores personnel, exempt materials, small tools and work equipment. Charged to construction based on the related cost of materials charged to construction work orders.

CONSTRUCTION INDIRECTS: Costs which pertain to construction work but which are impractical for direct-charging to construction work orders. Construction Indirects include the GPU Service Company labor and benefit costs of designers, engineers, and project management personnel plus the construction portion of facility, telecommunications, and general liability insurance. This overhead is added by means of a percentage applied to a work order's direct labor and contractor costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION: Cost of money charged directly to construction. The AFUDC rate is applied to individual construction work orders totaling $1.00 or more which have been under construction for 30 days or more except for purchases of automotive and certain general plant equipment for which no AFUDC is charged. The accrual rate is applied to the cumulative monthly construction work order balances, including previously accrued AFUDC compounded semi-annually.

OUTSIDE PROFESSIONAL SERVICES: Expenditures for services and expenses of engineers, management and supervisory personnel. All expenses are directly charged to construction.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 47,832,086		
2	Short-term Interest			s 7.04
3	Long-Term Debt	D 1,301,512,102	46.76	d 7.70
4	Preferred Stock	P 96,500,000	3.46	p 8.58
5	Common Equity	C 1,385,515,854	49.78	c 12.20
6	Total Capitalization	2,783,527,956	100.00 100%	
7	Average Construction Work in Progress Balance	W 94,306,061		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 5.35

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 3.14

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 5.35
   b. Rate for Other Funds - 3.14

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	2,456,966,652	2,456,966,652		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	100,454,892	100,454,892		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):	-290,556,559	-290,556,559		
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	-190,101,667	-190,101,667		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	1,056,918,484	1,056,918,484		
12	Cost of Removal	-1,321,276	-1,321,276		
13	Salvage (Credit)	1,515,942	1,515,942		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	1,054,081,266	1,054,081,266		
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,212,783,719	1,212,783,719		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage	7,271,611	7,271,611		
22	Other Production	13,013,025	13,013,025		
23	Transmission	257,325,427	257,325,427		
24	Distribution	841,561,755	841,561,755		
25	General	93,611,901	93,611,901		
26	TOTAL (Enter Total of lines 18 thru 25)	1,212,783,719	1,212,783,719		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 7 Column: c

Amortization - FMIS/Enterprise	$3,973,611
Amortization - Oyster Creek	-$8,270,475
Nuclear Decommissioning	-$283,491,266
Oyster Creek Impairment Loss	-$2,768,429

Schedule Page: 219 Line No.: 12 Column: c

Cost of Removal includes a $7,240,511 reclassification from Cost of Removal to Decomissioning for Oyster Creek

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Year of Transfer			
2	1944			
3	2.51 acres of land located in Edison Township,			
4	Middlesex County	5,594		5,594
5	1.47 acres of land located in Union Beach Borough,			
6	Monmouth County	2,509		2,509
7	.14 acres of land located in Neptune Township,			
8	Monmouth County	1,059		1,059
9	.19 acres of land located in Neptune Township,			
10	Monmouth County	1,700		1,700
11	Land rights located in Raritan Township,			
12	Hunterdon County	39,966		39,966
13	Land rights located in Franklin Township,			
14	Somerset County	24,318		24,318
15	Land rights located in South Plainfield Borough,			
16	Middlesex County	5,065		5,065
17	Land rights located in Edison Township,			
18	Middlesex County	6,648		6,648
19	Land rights located in Piscataway Township,			
20	Middlesex County	15,311		15,311
21	Land rights located in Montville Township,			
22	Morris County	675		675
23	Land rights located in Montville Township,			
24	Morris County	2,000		2,000
25	1955			
26	Land rights located in Andover and Sparta Townships,			
27	and Franklin Borough, Sussex County	2,646		2,646
28	1956			
29	Land rights located in Readington Township,			
30	Hunterdon County	2,088		2,088
31	Land rights located in Bethlehem and Lebanon Townships,			
32	Hunterdon County	911		911
33	1962			
34	Leased land located in Livingston Township,			
35	Essex County	2,133		2,133
36	Minor Item Previously Devoted to Public Service			
37	Minor Items-Other Nonutility Property			
38	1963			
39	Land rights located in Blairstown and White			
40	Townships, Warren County	12,292		12,292
41	Minor Item Previously Devoted to Public Service			
42	Minor Item Previously Devoted to Public Service	30,227		30,227
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	1,096,702	17,561,948	18,658,650

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	1968			
2	Land rights located in Readington Township,			
3	Hunterdon County and Branchburg Township,			
4	Somerset County	30,164		30,164
5	2-125 H.P. Pumps	5,907		5,907
6	1970			
7	12.81 acres of land located in West Amwell Township,			
8	Hunterdon County	15,995		15,995
9	Land rights located in Byram Township, Sussex County	2,262		2,262
10	1973			
11	.83 acres of land located in Town of Dover,			
12	Morris County	307		307
13	1976			
14	1.79 acres of land located in Millstone Township,			
15	Monmouth County	319		319
16	Land rights located in Plumstead Township,			
17	Ocean County	1		1
18	.115 acres of land located in Wanaque Borough,			
19	Passaic County	1,511		1,511
20	.29 acres of land located in Town of Hackettstown,			
21	Warren County	3,808		3,808
22	Garage and storeroom located in Town of Hackettstown,			
23	Warren County	25,337		25,337
24	.29 acres of land located in Town of Hackettstown,			
25	Warren County	273		273
26	.115 acres of land located in Oxford Township,			
27	Warren County	381		381
28	.241 acres of land located in Greenwich Township,			
29	Warren County	440		440
30	Land rights located in Jefferson Township,			
31	Morris County	2		2
32	1985			
33	3.990 acres of land located in Old Bridge Township,			
34	Middlesex County	39,941		39,941
35	1986			
36	Land rights located in Marlboro Township,			
37	Monmouth County	1		1
38	Minor Item Previously Devoted to Public Service			
39	Minor Items-Other Nonutility Property			
40	1988			
41	2.00 acres of land located in Howell Township,			
42	Monmouth County	6,706		6,706
43	Minor Item Previously Devoted to Public Service			
44	Minor Item Previously Devoted to Public Service	44,224		44,224
45	Minor Items-Other Nonutility Property			
46	TOTAL	1,096,702	17,561,948	18,658,650

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1				
2				
3	1992			
4	Land rights located in Roxbury Township,			
5	Morris County	1		1
6	1994			
7	Phillipsburg Garage	725,611	-725,611	
8	1995			
9	1.06 Acres-Freehold Twp., Monmouth Co.	38,131		38,131
10	15.65 Acres-Mansfield Twp., Warren Co.			
11	1999			
12	Land - Three Mile Island	238		238
13	Land-Oyster Creek Marina Property		736,596	736,596
14	Land-Oyster Creek Other		102,186	102,186
15	Land Rights-Oyster Creek		1,079,553	1,079,553
16	Structure-Oyster Creek		14,590,195	14,590,195
17	Structure-Hightstown		812,805	812,805
18	Land-Hightstown		41,001	41,001
19	Structure-Bernardsville		881,380	881,380
20	Land-Bernardsville		43,843	43,843
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	1,096,702	17,561,948	18,658,650

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h) ·
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	JCP&L Preferred Capital, Inc.			
2				
3	Common Stock			1,000
4	Capital contributions			16,752,578
5	Equity in undistributed subsidiary company earnings			211,961
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 16,753,578		TOTAL	16,965,539

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		1,000		3
		16,752,578		4
46,084		258,045		5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
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				33
				34
				35
				36
				37
				38
				39
				40
				41
46,084		17,011,623		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	240,404	508,331	
2	Fuel Stock Expenses Undistributed (Account 152)			
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)			
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)			
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)			
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)			
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	240,404	508,331	

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

EXTRAORDINARY PROPERTY LOSSES (Account 182.1)

Line No.	Description of Extraordinary Loss [Include in the description the date of Commission Authorization to use Acc 182.1 and period of amortization (mo, yr to mo, yr).] (a)	Total Amount of Loss (b)	Losses Recognised During Year (c)	WRITTEN OFF DURING YEAR Account Charged (d)	WRITTEN OFF DURING YEAR Amount (e)	Balance at End of Year (f)
1	Extraordinary property loss TMI2					
2	(trfd from accts. 101 & 108 to					
3	186 in 6/90 based upon FERC					
4	audit of Metropolitan Edision Co.					
5	(affiliate) letter dated 5/9/90.					
6	Subsequently trfd to 182.1.					
7	FERC authorization to use acct					
8	6/28/93. Amort period 4/89 -					
9	12/08.	191,632,446		var	5,655,490	55,138,262
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20	TOTAL	191,632,446			5,655,490	55,138,262

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

UNRECOVERED PLANT AND REGULATORY STUDY COSTS (182.2)

Line No.	Description of Unrecovered Plant and Regulatory Study Costs [Include in the description of costs, the date of Commission Authorization to use Acc 182.2 and period of amortization (mo, yr to mo, yr)] (a)	Total Amount of Charges (b)	Costs Recognised During Year (c)	WRITTEN OFF DURING YEAR: Account Charged (d)	WRITTEN OFF DURING YEAR: Amount (e)	Balance at End of Year (f)
21	Atlantic project abandon 12/28/78					
22	authorization to use 182 7/8/80					
23	amort period 20 yrs 4/80 - 3/00.	4,211,993		407	16,131	
24						
25	Forked River project abandon					
26	11/6/80 auth to 182 8/31/81					
27	amort period 25 yrs end 7/06.	357,364,941		407	7,429,840	48,074,834
28						
29	Oyster Creek design basis doc					
30	auth 9/90 amort period 19 yrs					
31	end 10/09.	3,328,814		407	83,004	4,320,235
32						
33	TMI1 design basis doc auth					
34	9/26/90 amort 24 yrs end 10/14.	1,701,858		var	26,004	1,767,804
35						
36	Prob Risk Assess					
37	Oyster Creek (17 yrs end 10/09).	5,942,170		407	333,060	3,024,197
38						
39	Werner amort 17 yrs end 9/12.	9,297,779		var	562,500	6,907,154
40						
41						
42						
43						
44						
45						
46						
47						
48						
49	TOTAL	381,847,555			8,450,539	64,094,224

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Mgt Fault Proceed. 11/90 order - Amort costs		910	2,784,412	1,398,533
2					
3	Other Post Employment Benefits		926	3,320,482	39,845,789
4					
5	FAS 109 Deferred Income Taxes	40,556,779	various	24,097,887	61,012,639
6					
7	Storm Damages	3,064,784	various	7,386,525	34,780,833
8					
9	Manufactured Gas Site Investigat. & Cleanup	7,727,612	various	362,195	75,222,665
10	Manufactured Gas Site Insurance Recovery				-23,600,000
11	Accrued Environmental Cleanup Costs	329,996	253	14,013	1,962,729
12	Site Investigation / Ceanup Expenses	1,470,752	930.2	1,036,860	2,792,061
13					
14	AFUDC in Excess of FERC Formula		406	77,448	736,572
15					
16	GR & F Tax "drop year" 3/93 rate order				
17	amort on annuity basis to 2/03		408	7,610,800	18,572,400
18					
19	Demand Side Management 3/93 Rate Order				
20	Costs	3,267,360	various	10,548,442	-33,967,862
21	Performance Incentive	2,986,093	various	10,307,704	-35,177,562
22	Interest	2,183,849	various	6,262,083	-5,092,394
23	Lost Revenue	2,021,458	various	11,057,311	9,164,606
24	Incentive Vintages	6,508,145	various	9,138,700	20,431,161
25	Over recovery appl. to Freehold Buyout	33,031,371	various	2,346,097	53,364,454
26					
27	MTC Deferred Balance	326,231,518	557	133,321,412	244,627,379
28					
29	Customer Care System (CCS) Costs	811,393	407.4	2,652,164	11,023,352
30					
31	NUG Buyout - Nestle / Freehold	2,346,097	555	60,742,479	16,199,095
32					
33	Operating NUGS	208,081,601	253	69,156,881	1,699,473,360
34					
35	NJ Consumer Education	6,998,516	various	4,320,233	3,338,131
36					
37	Merrill Creek	3,198,824	407	9,961,448	19,546,587
38					
39	Oyster Creek				
40	Investment	14,447,421	various	63,752,168	584,258,954
41	Investment Contra				-32,987,795
42	Sale Price Adjustment		426	2,000,000	-2,000,000
43	Nuclear Fuel (MTC)		various	3,139,200	28,413,344
44	TOTAL	1,328,781,418		947,827,398	3,134,085,557

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	FAS 109 (MTC)		407.4	1,735,541	15,708,621
2	FAS 109 (Sale Adjustment)	14,690,062			14,690,062
3	Prefunded Outage Costs	88,175,687	407.4	3,931,766	84,243,921
4					
5	FAS 115				
6	Spent Nuc Fuel Unrealized Gain / Loss	5,916,915	various	8,502,493	-1,008,914
7	Recovery of TMI 2 Decommissioning	273,139,141	128	271,201,123	-41,820,185
8	Saxton	208	128	178	
9					
10	TMI 2 Decommissioning				
11	Non-radiological	332,642	various	447,923	9,183,242
12	Radiological - recov of funds advanced				
13	11/90 rate order	4,093,135	various	4,247,439	44,928,446
14					
15	Saxton Decommissioning	509,999	various	186,644	3,986,824
16					
17	DOE Enrichment Facility Decommissioning	950,662	518	2,305,218	14,508,447
18					
19	Nuclear Decommission Over / Under Recov	119,842,700	419	21,652,435	126,465,680
20					
21	DOE Spent Nuc Fuel High Level Waste Disp	10,110,429	various	6,664,556	27,141,185
22					
23	Post Defueling Monitored Storeage		524	250,000	2,957,530
24					
25	Above Market Utility PPAs		253	64,220,000	
26					
27	Low Level Rad Waste Disposal costs				367,458
28					
29	NJ Universal Service Fund	129,502	various	1,681	127,821
30					
31	Oyster Creek Securitization Transition Bonds	433,456			1,118,702
32					
33	Divestiture Activities	4,243,412	various	310,306	4,894,204
34					
35	Genco Employee Transition Costs	299,875			7,025,544
36					
37	Oyster Creek Employee Transition Costs	137,062,840	various	116,769,644	23,510,172
38					
39	TMI Employee Transition Costs	3,587,184	various	3,507	2,717,766
40					
41					
42					
43					
44	TOTAL	1,328,781,418		947,827,398	3,134,085,557

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Environmental matters	505,000			505,000	
2						
3	Intangible asset - FAS 87	68,718			15,718	53,000
4						
5	1998 Senior Notes Program	123,052	20,000			143,052
6						
7	OC 18R prefunded outage costs	1,113,682	4,985,149		6,098,831	
8						
9	TMI Nuc Fuel Lease - Long Term	13,157,902	580,627		3,531,024	10,207,505
10						
11	Minor Items	-332,039	849,324	var	119,450	397,835
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
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26						
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37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	7,379,416				7,596,072
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	22,015,731				18,397,464

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Revenue Taxes	-5,093,187	
3	Unbilled Revenues	1,651,866	2,121,588
4	Nulcear Stations' Decommissioning Expenses	14,564,298	9,112,643
5	Nuclear Stations' Outage Maintenance	430,127	-73,211
6	Fas 109	22,902,732	12,525,302
7	Other	95,677,786	107,835,051
8	TOTAL Electric (Enter Total of lines 2 thru 7)	130,133,622	131,521,373
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	88,092,840	76,780,090
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	218,226,462	208,301,463

Notes

Name of Respondent Jersey Central Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: c

	Beginning of Year	End of Year
Other Electric:		
Gas Site Investigation	$ 3,612,921	$ 537,331
Contributions in Aid of Construction	20,668,171	20,454,960
Pensions	607,481	1,611,664
Lease Expense Merrill Creek	15,428,966	15,605,361
DOE SNF Interest on Retail Customer Funds	22,895,304	23,536,241
Provision for Rate Refunds ETRA	46,941,673	46,941,673
MTC Deferred Balances	(21,126,505)	
Miscellaneous (52 items)	6,649,775	(852,179)
Total Other Electric (line 7 above)	$95,677,786	$107,835,051

Schedule Page: 234 Line No.: 17 Column: c

Other Income & Deductions:		
Interest on Nuclear Decommissioning	$ 6,401,213	$ 485,836
Dividends on Nuclear Decommissioning	7,912,763	3,418,512
Capital Gain on Other Decomm. Funds	54,519	54,519
Book Gain Deferred - Keystone	73,724,345	72,821,223
Total Other (line 17 above)	$88,092,840	$ 76,780,090

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common	16,000,000	10.00	
2				
3	Total - Common	16,000,000		
4				
5				
6	Cumulative Preferred Stock			
7				
8	4% Series	125,000	100.00	106.50
9	8.65% Series J	333,334	100.00	
10	7.52% Series K	290,000	100.00	
11				
12				
13	Undesignated as to Series	14,851,666		
14				
15	Total Preferred	15,600,000		
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission *which have not yet been issued.*
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
15,371,270	153,712,700					1
						2
15,371,270	153,712,700					3
						4
						5
						6
						7
125,000	12,500,000					8
333,334	33,333,400					9
290,000	29,000,000			25,000	2,500,000	10
						11
						12
						13
						14
748,334	74,833,400			25,000	2,500,000	15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 8 Column: a

Registered with the New York Stock Exchange.

Schedule Page: 250 Line No.: 9 Column: a

Callable beginning in the year 2000 at various prices above its stated value.

Schedule Page: 250 Line No.: 10 Column: a

Callable beginning in the year 2002 at various prices above its stated value.

Schedule Page: 250 Line No.: 13 Column: a

In March 1992, the Company received regulatory authority from the New Jersey Board of Regulatory Commissioners to issue and sell additional shares of cumulative preferred stock in one or more series having an aggregate stated value of up to $100,000,000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Premium on Capital Stock (Account 207)		
2			
3	Cumulative Preferred		
4	4% Series	125,000	148,750
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	125,000	148,750

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2		
3	Contributions from Parent Company prior to 2000	518,200,000
4		
5	Subtotal	518,200,000
6		
7		
8		
9	Miscellaneous Paid-In Capital (Account 211)	
10		
11	Paid in surplus	500,000
12	Property revaluations, net	1,030,187
13	Deficit in capital surplus at April 1, 1925, date of consolidation	-279,856
14	Deficit in earned surplus at April 30, 1946 transferred pursuant to or	-7,466,297
15	Capital stock expense:	
16	8.48% Series I	-419,728
17	8.65% Series J	-399,311
18	7.52% Series K	-396,101
19		
20	Subtotal	-7,431,106
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	510,768,894

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	BONDS ACCOUNT 221		
2	First Mortgage Bonds:		
3			
4	7 1/8% Series	6,300,000	187,111
5			73,710 D
6			
7	7.10% Series	12,200,000	583,298
8			
9	7 1/8% Series	160,000,000	924,281
10			614,400 D
11			
12	6 3/8% Series	150,000,000	705,349
13			997,500 D
14			
15	7 1/2% Series	125,000,000	772,289
16			1,037,500 D
17			
18	6 3/4% Series	150,000,000	981,196
19			1,669,500 D
20			
21	Subtotal	603,500,000	8,546,134
22			
23			
24			
25			
26			
27	Medium-term notes, Series B:		
28	9.00% Series	50,000,000	393,621
29			
30	9.20% Series	50,000,000	456,121
31			
32	8.25% Series	50,000,000	410,410
33	TOTAL	1,133,500,000	13,327,112

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
010179	010109	010179	010109	6,300,000	448,875	4
						5
						6
070185	070115	070185	070115	12,200,000	866,200	7
						8
101592	100104	101592	100104	160,000,000	11,400,000	9
						10
						11
042793	050103	042793	050103	150,000,000	9,562,500	12
						13
						14
042793	050123	042793	050123	125,000,000	9,375,000	15
						16
						17
102793	110125	102793	110125	150,000,000	10,125,000	18
						19
						20
				603,500,000	41,777,575	21
						22
						23
						24
						25
						26
						27
032791	032702	032791	032702	50,000,000	4,500,000	28
						29
081491	070121	081491	070121	50,000,000	4,600,000	30
						31
111991	112006	111991	112006	50,000,000	4,125,000	32
[redacted]				1,422,336,650	98,037,668	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1			
2	7.90% Series	40,000,000	370,781
3			
4	8.55% Series	30,000,000	293,086
5			
6	Medium term notes, series C:		
7	8.82% Series	12,000,000	104,186
8			
9	8.85% Series	38,000,000	330,479
10			
11	8.32% Series	40,000,000	334,880
12			
13	7.98% Series	40,000,000	339,335
14			
15	6.04% Series		279,335
16			
17	6.78% Series	50,000,000	451,813
18			
19	Subtotal	400,000,000	3,764,047
20			
21			
22			
23	Medium term notes, series D:		
24			
25	8.45% Series	50,000,000	552,571
26			
27	6.45% Series	40,000,000	207,180
28			
29	6.85% Series	40,000,000	257,180
30			
31	Subtotal	130,000,000	1,016,931
32			
33	TOTAL	1,133,500,000	13,327,112

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
012392	012307	012392	012307	40,000,000	3,160,000	2
						3
012992	013122	012992	013122	30,000,000	2,565,000	4
						5
						6
032792	032822	032792	032822	12,000,000	1,059,069	7
						8
032792	032922	032792	032922	38,000,000	3,363,000	9
						10
121892	121922	121892	121922	40,000,000	3,341,360	11
						12
021693	021623	021693	021623	40,000,000	3,192,000	13
						14
031593	031500	031593	031500		496,622	15
						16
032993	032905	032993	032905	50,000,000	3,390,000	17
						18
				400,000,000	33,792,051	19
						20
						21
						22
						23
						24
032395	032425	032395	032425	50,000,000	4,225,000	25
						26
112696	112601	112696	112601	40,000,000	2,544,167	27
						28
112696	112706	112696	112706	40,000,000	2,740,000	29
						30
				130,000,000	9,509,167	31
						32
				1,422,336,650	98,037,668	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	REACQUIRED BONDS, ACCOUNT 222		
2	Not Applicable		
3			
4	Subtotal		
5			
6	ADVANCES FROM ASSOCIATED COMPANIES, ACCOUNT 223		
7			
8	JCP&L Capital L.P.		
9			
10	Subtotal		
11			
12	OTHER LONG TERM DEBT, ACCOUNT 224		
13			
14	OTHER LONG TERM DEBT		
15			
16	Contractual Obligation		
17			
18	Subtotal		
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	1,133,500,000	13,327,112

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
						5
						6
						7
				128,865,980	12,804,106	8
						9
				128,865,980	12,804,106	10
						11
						12
						13
				156,958,568		14
						15
				3,012,102	154,769	16
						17
				159,970,670	154,769	18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				1,422,336,650	98,037,668	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256 Line No.: 1 Column: a

Unamortized debt expense, premium and discount of issues redeemed during the year plus the difference between the amount paid upon reacquisition and the face value are included in account 189 or account 257 as appropriate. The Company amortizes the recorded amounts equally on a monthly basis over the original remaining life of the issue being redeemed.

Schedule Page: 256.2 Line No.: 1 Column: a

Unamortized debt expense, premium and discount of issues redeemed during the year plus the difference between the amount paid upon reacquisition and the face value are included in account 189 or account 257 as appropriate. The Company amortizes the recorded amounts equally on a monthly basis over the original remaining life of the issue being redeemed.

Schedule Page: 256.2 Line No.: 8 Column: a

No change in Account 223:

Balance 1/1/00	$128,865,980
Balance 12/31/00	$128,865,980

Schedule Page: 256.2 Line No.: 12 Column: a

Unamortized debt expense, premium and discount of issues redeemed during the year plus the difference between the amount paid upon reacquisition and the face value are included in account 189 or account 257 as appropriate. The Company amortizes the recorded amounts equally on a monthly basis over the original remaining life of the issue being redeemed.

Activity during the year included sinking fund acquisitions.

Schedule Page: 256.2 Line No.: 14 Column: a

Represents a contract with the Department of Energy for the disposal of spent nuclear fuel. The amount outstanding includes interest calculated based upon the thirteen week Treasury bill rate as reported on the first such issuance of each quarter commencing with April 7, 1983. Interest for 2000 amounted to $8,949,188.

Schedule Page: 256.2 Line No.: 16 Column: a

Represents a contractual obligation for costs incurred during the original construction of the Cowanesque Reservoir (50 year term at 7.69 percent due 2039).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)		Amount (b)
1	Net Income for the Year (Page 117)		210,812,172
2			
3			
4	Taxable Income Not Reported on Books		
5			22,935,281
6			
7			
8			
9	Deductions Recorded on Books Not Deducted for Return		
10			557,406,040
11			
12			
13			
14	Income Recorded on Books Not Included in Return		
15			-66,194,206
16			
17			
18			
19	Deductions on Return Not Charged Against Book Income		
20			-1,028,444,170
21			
22			
23			
24			
25			
26			
27	Federal Tax Net Income		-303,484,882
28	Show Computation of Tax:		
29			
30	Individual Company Basis - 35%	(106,219,709)	
31	Consolidated Savings	0	
32	Prior Years Adjustment	(4,059,592)	
33			
34	Total Tax Consolidated Basis	(110,279,301)	
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Schedule Page: 261 Line No.: 27 Column: b

TAXABLE INCOME NOT REPORTED ON BOOKS

Sale of Property - Tax Gain - Gillette	$	1,490,738
Sale of Two JCP&L Land Parcels - Tax Gain		262,938
Sale of PJM Assets - Tax Gain		953,635
Contributions in Aid of Construction		4,292,452
Customer Advances - NJ		3,606,101
Unbilled Revenues - Tax		7,442,310
Book Gain Deferred - Keystone/Conemaugh		(78,979)
Demand Side Management - Interest		4,078,233
Interest Income Deferred - Decommissioning Funds TMI-2		146,789
Dividends & Gains/(Loss) - Decommissioning Funds TMI-2		741,064
Total	$	22,935,281

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED FOR RETURN

Federal Income Taxes	$	(110,279,301)
State Tax Adjustment - Prior Years - NJ		5,120,451
State Tax Adjustment - Prior Years - PA		(91,265)
Provision for Deferred Income		270,479,423
Book Depreciation		139,168,714
AFUDC in Book Amortization of Abandonment Losses		1,856,715
AFUDC Deferred - Amortization		77,448
Amortization of Oyster Creek Investment (ITC)		1,735,540
Business Meals - 50% Disallowance		11,584
Lease Expense Adjustment		10,159
Fines & Penalties		(1,299,255)
Lobbying Expenses		1,152,199
Book Loss - Sale of Oyster Creek		(2,768,429)
Book Loss - PJM Asset Sale		1,162,852
Abandonment Loss Book Amortization (Excluding AFUDC)		9,329,256
Bad Debts - Book Write-Off		25,732,000
Billing Reserve		1,700,000
Capitalized Interest - Avoided Costs in Excess of AFC		4,765,284
Decommissioning Expenses Accrued - Oyster Creek		12,653,652
Decommissioning Expenses Accrued - Saxton		5,543,966
Decommissioning Expenses Accrued - TMI-2		2,291,003
Decom. Exp. - DOE Enrichment Facilities - OC (D&D Liability)		1,870,030
Decom. Exp. - DOE Enrichment Facilities - TMI-1 (D&D Liability)		435,188
Decom. Exp. - NDC Over/Under Recovery		16,676,426
Deferred Comp. & Interest Expense - Company Officers		58,781
Deferred Comp. & Interest Expense - Company Directors		140,664
Deferred Storm Damage - Amortization		7,386,525
Design Document Costs Amortized - Oyster Creek		83,004
Design Document Costs Amortized - TMI		26,004
DOE SNF Disposal Costs - FERC - Collections		1,569,000
Demand Side Management Lost Revenues		8,859,901
Demand Side Management Incentive Expense		9,138,700
Demand Side Management Performance Incentive		9,875,686
Demand Side Management Program Costs		7,281,082

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

GPUN Parsippany Office Lease Write-Off	2,688,000
Incentive Compensation - Restricted Stock Plan	13,603
Interest Expense - FIT Deficiencies	23,909
Interest Expense - MFG Gas Plant Overrecovery	172,663
Interest Expense - Customer Deposits	826,677
Load Management - Fault Program Amortization - 11/90	2,784,413
Long-Term Disability - Medical (FAS 112)	3,000
Mark to Market Adjustment of Trade Receivables	550,750
Merrill Creek Accretion	6,287,219
Merrill Creek Lease Interest Expense	(3,590,450)
MTC - Oyster Creek Employee Transition Costs	14,354,022
NJ Revenue Taxes - Drop Year Amortization	7,610,800
Nuclear Outage Costs Accrued - Oyster Creek	3,524,945
NUG Buyouts Recovery/Reversal - Freehold	58,396,382
Oyster Creek Investment Amortization - Fuel	3,139,200
Other Post Employment Benefits (OPEB's) - Health	2,796,504
Other Post Employment Benefits (OPEB's) - Life	563,979
OPEB's - Life - Post Nuclear & GENCO	91,000
OPEB's - Health - Post Nuclear & GENCO	537,000
Pension Accrual Deemed Made This Year	444,000
Probablistic Risk Assessment Amortization - Oyster Creek	333,060
Property Loss Amortization - Werner	562,500
Reacquired Debt - Book Amortization of Loss	2,179,201
Self-Insurance Reserve - Workman's Compensation	266,240
Severance - TMI-1 Sale	2,161,250
Site Investigation & Clean-up - OC Fuel Spill Amortization	777,000
Site Clean-up Reserve #2	165,568
Oyster Creek Investment	13,256,079
Oyster Creek Impairment (Gain)/Loss	2,734,539
Oyster Creek Impairment Adjustment	2,000,000
Total	$ 557,406,040

INCOME RECORDED ON BOOKS NOT INCLUDED IN RETURN

Amortization of Investment Tax Credit Adj.	$ (15,026,471)
COLI Insurance - Death Benefit Proceeds Received	(173,600)
AFUDC - Equity Component	(719,424)
Interest Income - Municipal Bonds	(140,855)
Officer's Life Insurance Cash Surrender Value	(744,804)
Sale of Generation (Sithe) - Book (Gain) or Loss	(5,756)
Sale of Keystone - Book Loss	78,979
Sale of Property - Book (Gain) or Loss - Gillette	(1,490,738)
Sale of Property - Book (Gain) or Loss - TMI-1	45,835
Sale of Two JCP&L Land Parcels - Book (Gain) or Loss	(262,938)
Unrecognized Book (Gain)/Loss - Equity in Subs - MIPS	(1,312,662)
Interest Income - MFG Gas Plant Overrecovery	(9,096)
Merrill Creek Payments Recoverable thru Rates	42,938
Merrill Creek Lease Improvements - Sithe	(1,922)
Reacquired Debt - Book Amortization of Gain - Pre '87	(61,737)
Unbilled Revenues - Book	(2,613,650)
Accretion Income (FAS-90) - Forked River	(3,740,000)
Accretion Income (FAS-90) - TMI-2	(4,030,000)
Book Loss Deferred - Sithe	1,121,997

Name of Respondent	This Report is:	Date of Report	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Interest Income - FIT Overpayments		(5,037,451)
Interest Income - NJ Consumer Ed		(65,921)
Interest Income - NJ Universal Services Fund		(1,109)
Interest Income Deferred - Decommissioning Funds OC		(26,635,390)
Interest Income on NDC Deferral		(942,754)
Dividends & Gains/(Loss) - Decommissioning Funds OC		(4,467,677)
Total	$	(66,194,206)

DEDUCTIONS ON RETURN NOT CHARGED AGAINST BOOK INCOME

Tax Depreciation	$	(136,547,317)
Cost of Removal		(936,288)
Preferred Dividend Paid Deduction (3.9% Series)		(200,000)
Taxes - PA Franchise (99 Accrual True-up)		(29,185)
Tax Loss - Oyster Creek		(295,593,479)
ACRS/MACRS Retirements (Gain)/Loss		(5,743,483)
Bad Debts - Actual Write-Off		(10,309,730)
Customer Advances - Refunds		(2,599,309)
Decommissioning Expense Ruling Amount - Oyster Creek		(9,293,085)
Decommissioning Expense Unqualified Drawdown - Saxton		(46,054)
Decommissioning Expense General Fund - Saxton		(2,606,246)
Decommissioning Trust Shortfall		(191,470)
Decommissioning Trust Payout - Non-Qualified - Oyster Creek		(67,740,416)
Decommissioning Trust Top-Off Payment - Oyster Creek		(113,810,802)
Decommissioning Expense Ruling Amount - TMI-2		(1,478,065)
Decom. Exp. - DOE Enrichment Facility - TMI-1		(179,470)
Decom. Exp. - DOE Enrichment Facility - TMI-1 Settlement		(1,402,433)
Decom. Exp. - DOE Enrichment Facility - Oyster Creek		(771,193)
Decommissioning Expense - TMI-2 Non Radiological		(22,705)
Deferred Compensation Payments - Company Officers		(177,384)
Deferred Compensation Payments - Company Directors		(86,526)
Demand Side Management Lost Revenue		175,951
Demand Side Management Performance Incentive		(2,554,075)
Demand Side Management Program Costs		(6,508,145)
Demand Side Management Overrecovery Applied to Freehold Buyout		(30,685,274)
Employee Transition Costs		(38,530,767)
Gas Site Investigation & Clean-up Expense		(7,528,984)
Incentive Compensation Payments - Restricted Stock		(61,451)
Interest on MTC Deferred Balances		(7,951,183)
Interest Payments - Customer Deposits		(818,191)
Merrill Creek Lease Expense Payments		(2,621,273)
MTC Deferred Balances		(184,958,923)
NJ Consumer Education		(2,612,361)
NJ Universal Service Fund Payments		(126,712)
Nuclear Outage Costs Paid - Oyster Creek		(86,655,185)
NUG Portion of Unbilled Revenues		(36,040)
Pension Expense - Supplemental Plan - Payments		(24,999)
Self-Insurance Payments - Auto Liability		(74,640)
Self-Insurance Payments - General Liability		(1,011,712)
Self-Insurance Payments - Workman's Compensation		(1,611,769)
Severance Wages Paid - TMI-1		(162,286)
Site Investigation & Clean-up - Oyster Creek Fuel Spill Exp.		(1,210,892)
Storm Damage Expense		(3,064,784)

Book Loss Deferred - TMI-1	(45,835)
Total	$(1,028,444,170)

Reconciliation of Group Members to Consolidated Income Tax Return:

GPU, Inc.

	Federal Income Tax Assigned
GPU, Inc.	$ 21,649,158
Jersey Central Power & Light Company	(106,219,709)
JCP&L Preferred Capital	706,818
Metropolitan Edison Company	27,214,379
York Haven Power Company	946,167
Pennsylvania Electric Company	17,535,280
GPU Service, Inc.	(10,016,775)
GPU Nuclear, Inc.	3,976,183
GPU International & Subsidiaries	2,989,291
GPU Capital & Subsidiaries	(136,913,996)
GPU Power & Subsidiaries	1,239,141
GPU Advanced Resources	(960,699)
GPU Telcom	6,739,706
Met-Ed Preferred Capital, Inc. II	26,770
Penelec Preferred Capital, Inc. II	30,599
MYR and Subsidiaries	6,909,000
Total	$ (164,148,687)

Basis of Allocation of Consolidated Tax:

For the taxable year 2000, the consolidated Federal Income Tax liability was allocated in accordance with an agreement approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (SEC Holding Company Release No. 21358). The agreement provides that there shall be allocated to each company in the consolidated group, except the holding company, the tax benefits of its own net operating losses. The tax benefits of the holding company's deductions will be allocated among the subsidiaries in proportion to the holding company's average common stock equity investment in each company during the year. The prior allocation of the holding company deductions under Rule 45 (b) (6) for years prior to 1979, however, will not be adjusted in connection with allocating operating loss carrybacks.

A company which does not have a net operating loss of its own and which would have an income tax liability (allowing for its own investment tax credits which it could utilize on a separate return basis), were the liability not offset by net operating losses of the other companies in the group, will pay the amount of such tax reduction to the companies, other than the holding company, whose net operating losses are used in the consolidated return. Such payments will be divided among the loss companies in proportion to the use of their net operating losses.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

If there is a consolidated minimum tax arising from "preference" items as defined in the Internal Revenue Code, such minimum tax will be independently allocated among the companies in the ratio of their respective preference incomes.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust- ments (f)
1	FEDERAL INCOME:					
2	Current Year		11,206,040	-106,219,709	-45,592,538	14,206,040
3	Prior Years	294,456	8,333,560	-5,359,592	-12,053,028	-14,206,098
4						
5						
6	Environmental:					
7	Current Year					
8	Prior Years	1,517				58
9						
10						
11						
12	Unemployment Insurance			2,404	2,271	
13						
14						
15	Old Age Benefits			203,626	203,626	
16						
17						
18						
19						
20	SUBTOTAL	295,973	19,539,600	-111,373,271	-57,439,669	
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	13,086,884	32,733,216	-84,807,426	-2,599,203	2,391,295

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. *If any tax (exclude Federal and State income taxes)*- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
	57,627,171	-9,384,205			-96,835,504	2
294,457	15,846,223	-4,059,592			-1,300,000	3
						4
						5
						6
						7
1,575						8
						9
						10
						11
133					2,404	12
						13
						14
					203,626	15
						16
						17
						18
						19
296,165	73,473,394	-13,443,797			-97,929,474	20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
8,843,201	108,306,461	52,313,379			-137,120,805	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust- ments (f)
1	STATE					
2	New Jersey Corp Business					
3	Current Year	12,043,915		-31,724,562	200	-12,043,915
4	Prior Years		7,152,924	5,120,451	10,042,661	12,043,915
5	Pennsylvania Corp.Net					
6	Current Year		1	690,039	568,650	-26,904
7	Prior Years		60,792	-91,265	4,228	26,933
8						
9	Franchise Current Year	300,115		300,000	337,968	-300,115
10	Franchise Prior Years	79,221		-29,185		2,309
11	Gross Receipts & Franchise					
12	Public Utility Realty Tax:					
13	Current Year					
14	1998		638,446	-127,917		-106,655
15	1997		106,655			106,655
16	1996					
17						
18	Foreign Excise		69,912	69,912		
19	NJ Transitnl Energy Fac Adj		2,174,031	47,521,486	40,080,002	2,391,266
20						
21	New Jersey Unit Tax:					
22						
23	PA Capital Stock:					
24	Current Year		326,415			326,415
25	1999				-52,419	
26	1998	-96,715				96,715
27	1997	193,621				-193,621
28	1996	-49,147				49,147
29	1995	-19,150				19,150
30						
31	NJ Sales & Use	337,685		2,905,871	2,926,026	
32	NJ Sales & Use Contra			-2,905,871	-2,905,871	
33	PA Sales & Use					
34	New Jersey Unemployment	-488		6,333	-141,057	
35						
36	NJBPU ratepayer adv. asses.		302,965	621,719	637,508	
37	NJBPU annual assessment		1,361,475	3,000,615	3,278,280	
38	Radiation assessment		1,000,000	1,208,219	208,219	
39	Local Property					
40	Local Real Estate	1,854			-143,929	
41	TOTAL	13,086,884	32,733,216	-84,807,426	-2,599,203	2,391,295

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
	31,724,752	-4,360,648			-27,363,914	3
77,856	109,075	5,120,451				4
						5
94,484		690,039				6
998	130,350	-91,265				7
						8
	37,968	300,000				9
52,345		-29,185				10
		7,610,800			-7,610,800	11
						12
						13
	873,018	-127,917				14
						15
						16
						17
					69,912	18
7,658,719		47,521,486				19
						20
						21
						22
						23
						24
52,419						25
						26
						27
						28
						29
						30
317,530		2,905,871				31
		-2,905,871				32
						33
146,902					6,333	34
						35
	318,754	693,152			-71,433	36
	1,639,140	3,000,615				37
		1,208,219				38
		4,251,429			-4,251,429	39
145,783		-30,000			30,000	40
8,843,201	108,306,461	52,313,379			-137,120,805	41

Name of Respondent Jersey Central Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: f

Current Year - Adjustments
Transfer current year to prior year.

Schedule Page: 262 Line No.: 2 Column: l

Federal Income Tax charged to other accounts
Other Income & Deductions - 409.2 - $96,835,504

Schedule Page: 262 Line No.: 3 Column: c

Charged to accounts receivable account 143.902.

Schedule Page: 262 Line No.: 3 Column: f

Transfer current year to prior year.

Schedule Page: 262 Line No.: 3 Column: h

Charged to accounts receivable account 143.902.

Schedule Page: 262 Line No.: 3 Column: l

Federal Income Tax charged to other accounts
Fines and Penalties - 426.3 - $1,300,000

Schedule Page: 262 Line No.: 8 Column: f

Environmental Tax settlement reclassed from prior years Federal Income Tax accounts to the Federal Environmental Tax account 236.900.

Federal Income Tax - Year 1993 - 236.293	$(2,309)
Federal Income Tax - Year 1994 - 236.294	2,489
Federal Income Tax - Year 1995 - 236.295	(122)
	$ 58

Schedule Page: 262 Line No.: 12 Column: l

Federal Unemployment Insurance tax expense originally charged on GPUSC and billed to JCP&L.

Schedule Page: 262 Line No.: 15 Column: l

FICA tax expense originally charged on GPUSC and billed to JCP&L.

Schedule Page: 262.1 Line No.: 3 Column: f

Transfer current year to prior year vintage.

Schedule Page: 262.1 Line No.: 3 Column: h

Charged to prepaid NJ-CBT tax account 165.4.

Schedule Page: 262.1 Line No.: 3 Column: l

Below the line NJ Other Income & Deductions charged to account 409.2.

Schedule Page: 262.1 Line No.: 4 Column: c

Charged to accounts receivable account 143.909.

Schedule Page: 262.1 Line No.: 4 Column: f

Transfer from current year to prior year vintage.

Schedule Page: 262.1 Line No.: 4 Column: h

Charged to accounts receivable account 143.909.

Schedule Page: 262.1 Line No.: 6 Column: c

Charged to prepaid PA - CNI tax account 165.3.

Schedule Page: 262.1 Line No.: 6 Column: f

Transfer from current year to prior year vintage.

Schedule Page: 262.1 Line No.: 7 Column: c

Charged to accounts receivable - account 143.903.

Schedule Page: 262.1 Line No.: 7 Column: f

Pennsylvania Corp. Net Income Tax charged to accounts receivable account 143.903.

Schedule Page: 262.1 Line No.: 7 Column: h

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Charged to accounts receivable account 143.903.

Schedule Page: 262.1 Line No.: 9 Column: f

Transfer from current year to prior year vintage.

Schedule Page: 262.1 Line No.: 9 Column: h

Charged to accounts receivable account 143.960.

Schedule Page: 262.1 Line No.: 10 Column: f

Transfer from current year to prior year vintage	$(300,115)
Transfer from vintage year PA Cap. Stock to vintage year PA Franchise	297,806
	$(2,309)

Schedule Page: 262.1 Line No.: 11 Column: l

Charged to account 182.391.

Schedule Page: 262.1 Line No.: 14 Column: c

Charged to accounts receivable account 143.

Schedule Page: 262.1 Line No.: 14 Column: f

Transfer from vintage year 1998 to vintage year 1997.

Schedule Page: 262.1 Line No.: 14 Column: h

Charged to accounts receivable account 143.

Schedule Page: 262.1 Line No.: 15 Column: c

Charged to accounts receivable account 143.

Schedule Page: 262.1 Line No.: 15 Column: f

Transfer from vintage year 1998 to vintage year 1997.

Schedule Page: 262.1 Line No.: 18 Column: c

Charged to accounts receivable account 143.909.

Schedule Page: 262.1 Line No.: 18 Column: l

PA Foreign Excise tax was written off to Miscellaneous Income Deductions - Other.

Schedule Page: 262.1 Line No.: 19 Column: c

Charged to Prepayment Account 165.621.

Schedule Page: 262.1 Line No.: 19 Column: f

Transferred from account 236.621 to account 241.610 - NJ Sales & Use Tax.

Schedule Page: 262.1 Line No.: 24 Column: c

Charged to accounts receivable account 143.550.

Schedule Page: 262.1 Line No.: 24 Column: f

Transfer from current year to prior year vintage.

Schedule Page: 262.1 Line No.: 26 Column: f

Transfer vintage year 1998 from PA Cap. Stock - 236.551 to PA Franchise - 236.561.

Schedule Page: 262.1 Line No.: 27 Column: f

Transfer vintage year 1997 from PA Cap. Stock - 236.551 to PA Franchise - 236.561.

Schedule Page: 262.1 Line No.: 28 Column: f

Transfer vintage year 1996 from PA Cap. Stock - 236.551 to PA Franchise - 236.561.

Schedule Page: 262.1 Line No.: 29 Column: f

Transfer vintage year 1995 from PA Cap. Stock - 236.551 to PA Franchise - 236.561.

Schedule Page: 262.1 Line No.: 34 Column: l

New Jersey Unemployment tax expense originally charged on GPUSC and billed to JCP&L.

Schedule Page: 262.1 Line No.: 36 Column: l

Charged to Miscellaneous Current & Accrued Liabilities - Other account 242.000.

Schedule Page: 262.1 Line No.: 39 Column: l

Charged to Intercompany Payable to GPUSC account 234.91 due to all invoices paid out of GPUSC.

Name of Respondent Jersey Central Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262.1 Line No.: 40 Column: l

Monthly reclass from account 408.1 to account 408.2.

BLANK PAGE

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%	2,142,008			411	15,026,471	29,971,886
4	7%						
5	10%	29,971,886					-29,971,886
6							
7							
8	TOTAL	32,113,894				15,026,471	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
17,087,423			3
			4
			5
			6
			7
17,087,423			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 3 Column: g

Reclassed the beginning balance in the 10% division to the 4% division where all of the charges are being booked.

Schedule Page: 266 Line No.: 5 Column: g

Reclassed the beginning balance in the 10% division to the 4% division where all of the charges are being booked.

Schedule Page: 266 Line No.: 8 Column: i

AVERAGE PERIOD OF ALLOCATION TO INCOME

Investment Tax Credit - 4% and 10%

The Respondent is (1) charging to income an amount equivalent to the current investment tax credit, (2) offsetting such charge by a credit to a deferred credit and (3) amortizing the deferred credit so created by a ratable flow-through to income over the useful life of the property. On March 9, 1972, General Public Utilities Corporation filed with the District Director of Internal Revenue, Manhatten District, on behalf of its affiliated companies (the Respondent being one of the affiliated), an election under paragraph (2) of Section 46(e) of the Internal Revenue Code of 1954, as amended, for allowance, with respect to public utility property, of the credit allowed by Section 38 of the Code. Such an election provides (a) to reduce the cost of service for ratemaking purposes or in its regulated books of account by no more than ratable portion of the credit allowable by Section 38, and (b) not to reduce the base to which its rate of return is applied for ratemaking purposes by any portion of the credit allowable by Section 38.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	TMI 2 Recovery Decommissioning					
2	Radiological	108,800,200			3,699,207	112,499,407
3	Non-Radiological	8,690,433	var	66	295,475	8,985,842
4	PDMS Costs	6,750,000	524	450,000	950,000	7,250,000
5						
6	Saxton Decommissioning	3,835,300	var	2,669,365	5,933,337	7,099,272
7						
8	Accrued Site Cleanup Reserve	3,946,276	var	222,445	703,996	4,427,827
9						
10	Fort Dix	3,232,366	454	547,421		2,684,945
11						
12	Mfgd gas plant site investigation					
13	and cleanup	52,230,000	182			52,230,000
14						
15	Acc'd lease exp Merrill Creek	33,684,155	var	10,797,535	6,098,849	28,985,469
16						
17	Above market NUG liability	1,560,548,640	182	69,156,881	208,081,601	1,699,473,360
18						
19	Above market utility PPA's	64,220,000	182	64,220,000		
20						
21	PV of Lease Oblig - GPUN Parsp				2,688,000	2,688,000
22						
23	Minor Items	6,380,496	var	15,415,116	17,092,687	8,058,067
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	1,852,317,866		163,478,829	245,543,152	1,934,382,189

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR	
			Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	403,249,604	24,819,604	20,683,129
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	403,249,604	24,819,604	20,683,129
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	403,249,604	24,819,604	20,683,129
10	Classification of TOTAL			
11	Federal Income Tax	428,077,465	23,287,125	19,161,502
12	State Income Tax	-24,827,861	1,532,479	1,521,627
13	Local Income Tax			

NOTES

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
[redacted]							1
2,747,302	119,920,549	182/283	14,339,312	182/283	26,602,206	302,475,726	2
							3
							4
2,747,302	119,920,549		14,339,312		26,602,206	302,475,726	5
							6
							7
							8
2,747,302	119,920,549		14,339,312		26,602,206	302,475,726	9
[redacted]							10
2,677,645	118,772,463		12,553,817		19,564,793	323,119,246	11
69,657	1,148,086		1,785,495		7,037,413	-20,643,520	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Forked River Abandonment	15,985,924		4,286,330
4	Deferred Energy	2,338,851		492,590
5	DOE Spent Nuclear Fuel Disposa	18,792,901		
6	Demand side management program	-11,524,290	22,579,977	17,179,211
7	MTC Deferred Balances		-10,362,334	
8	Other	91,840,221	6,370,409	44,911,793
9	TOTAL Electric (Total of lines 3 thru 8)	117,433,607	18,588,052	66,869,924
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other (Specify)	52,526,936		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	169,960,543	18,588,052	66,869,924
20	Classification of TOTAL			
21	Federal Income Tax	147,286,747	15,407,747	58,620,819
22	State Income Tax	22,673,796	3,180,305	8,249,105
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
[redacted]							1
							2
						11,699,594	3
				190	161,046	2,007,307	4
						18,792,901	5
				283	7,551,518	1,427,994	6
				190	110,292,617	99,930,283	7
		283	7,551,518	190	99,134,382	144,881,701	8
			7,551,518		217,139,563	278,739,780	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
227,345,372	1,301,645	190	128,037	282/283	14,690,062	293,132,688	18
227,345,372	1,301,645		7,679,555		231,829,625	571,872,468	19
[redacted]							20
200,432,619	1,014,869		6,081,585		186,216,534	483,626,374	21
26,912,753	286,776		1,597,970		45,613,091	88,246,094	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: b

Beginning of Year

Other Consists of the following:

	(b) Bal at Beginning of Year	(c) Amounts Debited (Account 410.1)	(d) Amounts Credited (Account 411.1)	(h) Adjustments Debits	(j) Adjustments Credits	(k) Balance at End of Year
Loss Reacqd LT Debt	$ 8,339,912		$ 765,073			$ 7,574,839
Other Reg. Asset TMI 1 Investment	3,089,879					3,089,879
Storm Damage	15,142,081	1,251,965	2,824,554			13,569,492
Load Management	1,304,128		977,551			326,577
Nestle/Freehold NUG Buyout	40,043,288	1,931,793	22,214,708	7,551,518		12,208,855
Crown Vista NUG Buyout	8,486					8,486
FAS 109	29,073,259				4,160,197	33,233,456
Decommissioning					55,442,962	55,442,962
Nuclear Outage Maintenance					33,455,488	33,455,488
Revenue Taxes					6,075,735	6,075,735
Other(28 items)	(5,160,812)	3,186,651	18,129,907			(20,104,068)
	$91,840,221	$ 6,370,409	$44,911,793	$7,551,518	$99,134,382	$144,881,701

Name of Respondent Jersey Central Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 13 Column: b

Other (Specify)

	(b) Balance at Beginning of Year	(e) Amounts Debited (Account 410.2)	(f) Amounts Credited (Account 411.2)	(h) Adjustments Debits	(j) Adjustments Credits	(k) Balance at End of Year
Interest Income on FIT Refunds	$ 495,746	$ 2,057,799				$ 2,553,545
Interest Income DOE Spent Nuclear Fuel	(2,808,696)					(2,808,696)
Fas 90 Forked River	(3,723,261)	1,270,000				(2,453,261)
Interest on DSM	951,874		1,686,760			(734,886)
Interest on NJ Universal Service Fund		453				453
Interest on Ref. Fuel Buyout	(191,975)					(191,975)
InterestIncome Spent Nuclear Fuel Refund	42,202					42,202
Interest Income on NJ Consumer Ed	10,608	26,929				37,537
Interest Income on NDC Deferral	11,625		(385,115)			396,740
TMI-1 Loss	52,949,026	222,421				53,171,447
Sithe Loss	4,789,787	(2,880,475)				1,909,312
Decommissioning				128,037		(128,037)
Oyster Creek Loss		226,648,245			14,690,062	241,338,307
	$52,526,936	$227,345,372	$1,301,645	$128,037	$14,690,062	$293,132,688

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	FAS 109 Accounting for Income Taxes	190	10,377,430		3,823,606
2					
3	NUG Deferral Unbilled	557	28,638,720	28,602,680	45,403,650
4					
5	Phase II - Sithe Gain	various	2,139,975	3,182,993	169,793,466
6					
7	TMI 1 Loss	various	84,516	38,681	-129,664,015
8					
9	Gross Receipts & Franchise Tax Audit				1,325,554
10					
11	TMI 1 Nuclear Fuel Loss	930.2	347,017	214,554	-1,136,219
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		41,587,658	32,038,908	89,546,042

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	892,391,682	933,146,786
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	711,552,383	806,809,758
5	Large (or Ind.) (See Instr. 4)	230,523,137	276,301,740
6	(444) Public Street and Highway Lighting	19,463,804	20,429,101
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	1,853,931,006	2,036,687,385
11	(447) Sales for Resale	88,287,092	64,261,562
12	TOTAL Sales of Electricity	1,942,218,098	2,100,948,947
13	(Less) (449.1) Provision for Rate Refunds		112,200,104
14	TOTAL Revenues Net of Prov. for Refunds	1,942,218,098	1,988,748,843
15	Other Operating Revenues		
16	(450) Forfeited Discounts	4,571,987	3,215,432
17	(451) Miscellaneous Service Revenues	3,334,631	3,258,384
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	14,589,400	14,120,265
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	14,583,090	8,865,743
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	37,079,108	29,459,824
27	TOTAL Electric Operating Revenues	1,979,297,206	2,018,208,667

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
8,087,371	7,977,703	891,173	879,060	2
[redacted]				3
7,706,257	7,624,531	106,474	106,482	4
3,306,953	3,288,707	2,879	3,001	5
81,569	81,258	1,594	1,643	6
				7
				8
				9
19,182,150	18,972,199	1,002,120	990,186	10
2,160,750	1,622,166			11
21,342,900	20,594,365	1,002,120	990,186	12
				13
21,342,900	20,594,365	1,002,120	990,186	14

Line 12, column (b) includes $ 2,613,650 of unbilled revenues.

Line 12, column (d) includes 0 MWH relating to unbilled revenues

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 300 Line No.: 4 Column: b

Basis of classification for Commercial and Industrial Sales:
Each customer is coded commercial or industrial based on the type of business or industry activity.

Schedule Page: 300 Line No.: 10 Column: b

Unmetered sales consist of Outdoor Lighting (OL) and Public Street and Highway Lighting. See page 304 for details by account.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1						
2	RESIDENTIAL SALES					
3	Rate RS	7,654,822	844,391,267	860,873	8,892	0.1103
4	Rate RT	415,341	41,397,724	29,592	14,036	0.0997
5	Rate RGT	14,168	1,480,617	567	24,988	0.1045
6	Rate OL	3,040	361,920	141	21,560	0.1191
7	Subtotal Residential Sales	8,087,371	887,631,528	891,173	9,075	0.1098
8						
9	Unbilled - billing period		-1,029,076			
10	Unbilled - accounting period		5,789,230			
11	TOTAL RESIDENTIAL SALES	8,087,371	892,391,682	891,173	9,075	0.1103
12						
13						
14	COMMERCIAL SALES					
15	Rate GS	5,366,816	524,465,905	104,971	51,127	0.0977
16	Rate GST	799,835	65,112,631	260	3,076,288	0.0814
17	Rate GP	1,017,744	81,658,536	212	4,800,679	0.0802
18	Rate OL	27,719	6,178,188	995	27,858	0.2229
19	Rate GT	494,143	35,018,264	36	13,726,194	0.0709
20	Subtotal Commercial Sales	7,706,257	712,433,524	106,474	72,377	0.0924
21						
22	Unbilled - billing period		-18,811			
23	Unbilled - accounting period		-862,330			
24						
25	TOTAL COMMERCIAL SALES	7,706,257	711,552,383	106,474	72,377	0.0923
26						
27						
28						
29	INDUSTRIAL SALES					
30	Rate GS	474,805	46,824,030	2,556	185,761	0.0986
31	Rate GST	205,295	16,628,641	52	3,947,981	0.0810
32	Rate GTX	371,320	15,815,450	1	371,320,000	0.0426
33	Rate GP	732,709	56,402,678	153	4,788,948	0.0770
34	Rate GT	1,521,814	97,138,133	103	14,774,893	0.0638
35	Rate OL	1,010	222,474	14	72,143	0.2203
36	Subtotal Industrial Sales	3,306,953	233,031,406	2,879	1,148,646	0.0705
37						
38	Unbilled - billing period		-98,009			
39	Unbilled - accounting period		-2,410,260			
40	TOTAL INDUSTRAIL SALES	3,306,953	230,523,137	2,879	1,148,646	0.0697
41	TOTAL Billed	191,821,500	1,851,317,356	1,002,120	191,416	0.0097
42	Total Unbilled Rev.(See Instr. 6)	0	2,613,650	0	0	0.0000
43	TOTAL	191,821,500	1,853,931,006	1,002,120	191,416	0.0096

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1						
2	PUBLIC ST. & HIGHWAY LIGHT					
3	Rate SVL	49,063	12,964,578	1,102	44,522	0.2642
4	Rate ISL	7,545	1,182,735	155	48,677	0.1568
5	Rate MVL	24,961	5,219,481	337	74,068	0.2091
6	Subtotal St. & Highwat Lighting	81,569	19,366,794	1,594	51,173	0.2374
7						
8	Unbilled - billing period					
9	Unbilled - accounting period		97,010			
10	TOTAL ST. & HIGHWAY LIGHT	81,569	19,463,804	1,594	51,173	0.2386
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	191,821,500	1,851,317,356	1,002,120	191,416	0.0097
42	Total Unbilled Rev.(See Instr. 6)	0	2,613,650	0	0	0.0000
43	TOTAL	191,821,500	1,853,931,006	1,002,120	191,416	0.0096

BLANK PAGE

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Delmarva Power & Light	OS		N/A	N/A	N/A
2	Edison Mission	OS		N/A	N/A	N/A
3	Morgan Stanley & Company	OS		N/A	N/A	N/A
4	Public Service Electric & Gas	OS		N/A	N/A	N/A
5	Williams Energy Services	OS		N/A	N/A	N/A
6	Reliant Energy Services	OS		N/A	N/A	N/A
7	Sithe, Inc.	OS		N/A	N/A	N/A
8	AmerGen	OS		N/A	N/A	N/A
9						
10	INTERCHANGE DELIVERED:					
11	GPU Energy companies	OS		N/A	N/A	N/A
12	PA, NJ, MD Power Agreement (PJM)	OS		N/A	N/A	N/A
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
2,400		86,400		86,400	1
1,600		44,800		44,800	2
2,400		101,287		101,287	3
8,000		479,200		479,200	4
800		52,800		52,800	5
4,800		269,600	-945,623	-676,023	6
			-485,100	-485,100	7
			-982,020	-982,020	8
					9
					10
89,709		1,988,314	1,027,524	3,015,838	11
2,051,041	381,190	72,210,223	14,058,497	86,649,910	12
					13
					14
0	0	0	0	0	
2,160,750	381,190	75,232,624	12,673,278	88,287,092	
2,160,750	**381,190**	**75,232,624**	**12,673,278**	**88,287,092**	

Name of Respondent	This Report is:	Date of Report	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 1 Column: a

Represents power sold to other energy suppliers.

Page 310, Lines 1 through 6

Schedule Page: 310 Line No.: 6 Column: j

GPU Energy companies receive credits for reactive power from the PJM (included on Line 12) and reimburses those companies which provide reactive power for GPU Energy service territories.

Page 310, Column j, Lines 6 through 8

Schedule Page: 310 Line No.: 11 Column: a

GPU Energy companies includes, in addition to the Respondent, Metropolitan Edison Company and Pennsylvania Electric Company, both of which are affiliates of the Respondent.

Schedule Page: 310 Line No.: 11 Column: j

Ancillary Services - FERC Order #888.

Schedule Page: 310 Line No.: 12 Column: a

Represents power sold through the PJM interconnection.

Schedule Page: 310 Line No.: 12 Column: j

Ancillary Services - FERC Order #888.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	184,353	531,529
5	(501) Fuel	6,052	26,523,801
6	(502) Steam Expenses	-5,565	1,297,565
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	-479	189,766
10	(506) Miscellaneous Steam Power Expenses	-241,652	8,548,549
11	(507) Rents	-2,448	7,426
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	-59,739	37,098,636
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	-1,055	366,165
16	(511) Maintenance of Structures	-177	310,668
17	(512) Maintenance of Boiler Plant	13,414	3,908,540
18	(513) Maintenance of Electric Plant	-19	553,327
19	(514) Maintenance of Miscellaneous Steam Plant	331	354,673
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	12,494	5,493,373
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	-47,245	42,592,009
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	16,933,747	35,541,288
25	(518) Fuel	17,181,260	42,414,467
26	(519) Coolants and Water	-955	229,418
27	(520) Steam Expenses	12,881,292	26,800,365
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	341,130	939,606
31	(524) Miscellaneous Nuclear Power Expenses	19,365,998	22,377,741
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	66,702,472	128,302,885
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	1,778,671	3,925,745
36	(529) Maintenance of Structures	535,398	1,286,052
37	(530) Maintenance of Reactor Plant Equipment	4,240,700	4,643,205
38	(531) Maintenance of Electric Plant	1,682,981	4,268,288
39	(532) Maintenance of Miscellaneous Nuclear Plant	3,546,308	7,312,961
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	11,784,058	21,436,251
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	78,486,530	149,739,136
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	58,337	123,913
45	(536) Water for Power		
46	(537) Hydraulic Expenses	68	
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses	515,991	561,029
49	(540) Rents	38	11
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	574,434	684,953

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering	51,418	12,157
54	(542) Maintenance of Structures	9,372	15,405
55	(543) Maintenance of Reservoirs, Dams, and Waterways	296,240	102,578
56	(544) Maintenance of Electric Plant	302,566	139,976
57	(545) Maintenance of Miscellaneous Hydraulic Plant	113,933	112,501
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	773,529	382,617
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	1,347,963	1,067,570
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	193,477	2,133,259
63	(547) Fuel	3,341,022	22,105,604
64	(548) Generation Expenses	49,573	96,115
65	(549) Miscellaneous Other Power Generation Expenses	53,125	2,648,225
66	(550) Rents	8,748	2,981
67	TOTAL Operation (Enter Total of lines 62 thru 66)	3,645,945	26,986,184
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	862,483	4,154,355
70	(552) Maintenance of Structures	21,500	1,158,305
71	(553) Maintenance of Generating and Electric Plant	338,552	1,006,774
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	26,459	1,561,628
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	1,248,994	7,881,062
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	4,894,939	34,867,246
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	1,100,239,187	797,944,349
77	(556) System Control and Load Dispatching	7,965,830	7,383,272
78	(557) Other Expenses	-227,571,691	-36,714,563
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	880,633,326	768,613,058
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	965,315,513	996,879,019
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	1,695,641	1,593,878
84	(561) Load Dispatching	1,738,597	802,798
85	(562) Station Expenses	642,734	930,610
86	(563) Overhead Lines Expenses	466,617	38,799
87	(564) Underground Lines Expenses		
88	(565) Transmission of Electricity by Others	9,954	
89	(566) Miscellaneous Transmission Expenses	2,006,693	4,522,965
90	(567) Rents	12,296,755	12,005,068
91	TOTAL Operation (Enter Total of lines 83 thru 90)	18,856,991	19,894,118
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	339,887	286,256
94	(569) Maintenance of Structures	210,600	66,186
95	(570) Maintenance of Station Equipment	4,780,945	4,404,078
96	(571) Maintenance of Overhead Lines	3,462,873	5,525,303
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant	134,830	251,188
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	8,929,135	10,533,011
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	27,786,126	30,427,129
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	5,037,960	591,811

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	1,927,406	439,484
106	(582) Station Expenses	837,300	1,315,326
107	(583) Overhead Line Expenses	924,262	1,213,542
108	(584) Underground Line Expenses	3,442,535	2,845,960
109	(585) Street Lighting and Signal System Expenses	237,386	88,907
110	(586) Meter Expenses	1,598,293	1,260,942
111	(587) Customer Installations Expenses	6,661,481	7,790,740
112	(588) Miscellaneous Expenses	21,141,192	32,413,522
113	(589) Rents	5,128,956	5,029,364
114	TOTAL Operation (Enter Total of lines 103 thru 113)	46,936,771	52,989,598
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	1,811,411	1,245,423
117	(591) Maintenance of Structures	434,227	164,399
118	(592) Maintenance of Station Equipment	5,694,014	4,034,394
119	(593) Maintenance of Overhead Lines	37,650,342	32,266,443
120	(594) Maintenance of Underground Lines	3,428,917	4,112,332
121	(595) Maintenance of Line Transformers	838,331	2,164,094
122	(596) Maintenance of Street Lighting and Signal Systems	4,422,733	492,408
123	(597) Maintenance of Meters	1,069,264	841,136
124	(598) Maintenance of Miscellaneous Distribution Plant	68,674	251,755
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	55,417,913	45,572,384
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	102,354,684	98,561,982
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	3,159,733	1,693,256
130	(902) Meter Reading Expenses	13,452,674	11,884,241
131	(903) Customer Records and Collection Expenses	17,443,873	22,335,748
132	(904) Uncollectible Accounts	25,732,000	9,539,000
133	(905) Miscellaneous Customer Accounts Expenses	532,455	269,571
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	60,320,735	45,721,816
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	5,336,544	912,370
138	(908) Customer Assistance Expenses	18,240,865	20,029,553
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses	13,452,410	15,706,462
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	37,029,819	36,648,385
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	34,097	-12,761
152	(921) Office Supplies and Expenses	4,026,611	4,804,570
153	(Less) (922) Administrative Expenses Transferred-Credit		15,989

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	80,412,012	99,914,828
156	(924) Property Insurance	-17,488,233	-2,360,300
157	(925) Injuries and Damages	1,708,788	3,998,769
158	(926) Employee Pensions and Benefits	3,472,899	2,913,750
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses		394
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	192,174	199,196
163	(930.2) Miscellaneous General Expenses	336,721	5,276,278
164	(931) Rents	6,750,008	10,236,549
165	TOTAL Operation (Enter Total of lines 151 thru 164)	79,445,077	124,955,284
166	Maintenance		
167	(935) Maintenance of General Plant	407,980	454,094
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	79,853,057	125,409,378
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	1,272,659,934	1,333,647,709

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	/ /
2. Total Regular Full-Time Employees	0
3. Total Part-Time and Temporary Employees	0
4. Total Employees	0

Name of Respondent Jersey Central Power & Light Company	This Report is: (1) X An Original (2) __ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 320 Line No.: 1 Column: Tot Emp

As a result of an expandec service company approach for which NJBPU and Securities and Exchange Commission approval are being sought, substantially all of JCP&L's personnel, including the union personnel, were transferred to GPU Service, Inc. effective January 1,1999. For this purpose, GPU Service, Inc. has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service, Inc.

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Camden Resource	OS				
2	Clinton Holiday Inn	OS				
3	Cogen Tech/Bayonne	OS				
4	Columbia Hydro/Great Bear	OS				
5	Gloucester	OS				
6	Hamm's Landfill	OS				
7	Hoffman La Roche	OS				
8	Hunterdon Cogeneration	OS				
9	Kenilworth	OS				
10	Lakewood	OS				
11	L&D Landfill	OS				
12	Manchester Renewal Power	OS				
13	Marcal	OS				
14	M&M Mars	OS				
	Total					

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
122,808				7,628,532		7,628,532	1
318				9,174		9,174	2
1,061,954				81,651,138		81,651,138	3
1,618				118,935		118,935	4
94,436				7,052,708		7,052,708	5
7,585				494,131		494,131	6
73,365				2,108,232		2,108,232	7
13,328				373,592		373,592	8
58,843				3,562,779		3,562,779	9
560,122				69,444,191		69,444,191	10
2,021				91,996		91,996	11
38,640				1,823,898		1,823,898	12
397,995				24,242,558		24,242,558	13
2,801				68,721		68,721	14
18,556,634			129,779,323	945,940,907	24,518,957	1,100,239,187	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Monmouth County	OS				
2	Newark Boxboard	OS				
3	Partin	OS				
4	Pharmacia & Upjohn	OS				
5	South River	OS				
6	Warren	OS				
7	Crown-Vista/Freehold Amortization					
8	Public Service Conservation	OS				
9	Sycom Enterprises	OS				
10	Energy Capital & Services	OS				
11						
12	PA, NJ, MD Power Agreement (PJM)	OS				
13						
14	GPU Energy companies	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
54,003				2,067,323		2,067,323	1
259,870				23,377,305		23,377,305	2
356,254				37,469,126		37,469,126	3
329				12,040		12,040	4
1,999,538				131,218,177		131,218,177	5
74,783				4,034,961		4,034,961	6
				27,711,108		27,711,108	7
					294,261	294,261	8
					573,082	573,082	9
					1,506,836	1,506,836	10
							11
1,070,165			393,364	43,010,445	22,421,768	65,825,577	12
							13
892,939			21,879,408	26,175,342	76,744	48,131,494	14
18,556,634			129,779,323	945,940,907	24,518,957	1,100,239,187	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	AEP Power Marketing, Inc.	OS				
2	Amergen	OS				
3	CL Power Sales Nine, LLC	OS				
4	Constellation Power Source	OS				
5	Detroit Edison Company	OS				
6	Edison Mission	OS				
7	PPL Energy Plus	OS				
8	Enron	OS				
9	Koch Power Services	OS				
10	Merchant Energy Trading	OS				
11	Merrill Lynch Capital Services	OS				
12	PECO Energy	OS		383	383	383
13	PG&E Energy Trading	OS				
14	PSE&G Energy Trading	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a moninthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
1,175,695				51,699,541		51,699,541	1
3,120,322				91,202,530		91,202,530	2
165,391				7,606,211		7,606,211	3
36,800				4,890,800		4,890,800	4
6,402				251,691		251,691	5
68,804				1,776,448		1,776,448	6
432,300				4,336,765		4,336,765	7
482,428				16,775,643		16,775,643	8
165,609				5,314,357		5,314,357	9
68,800				2,134,000		2,134,000	10
167,409				8,334,683		8,334,683	11
7,401			7,671,047	415,480		8,086,527	12
8,000				192,400		192,400	13
592,805			6,302,835	35,694,693		41,997,528	14
18,556,634			129,779,323	945,940,907	24,518,957	1,100,239,187	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Reliant Energy Services	OS		100	100	100
2	Sempra	OS				
3	Select Energy	OS				
4	Virginia Power	OS				
5	Williams Energy Services	OS				
6	Conectiv	OS		100	100	100
7	Potomac Electric Power Company	OS		100	100	100
8	Allegheny Energy	OS				
9	DTE Energy Trading	OS				
10	Delmarva	OS				
11	FPL Energy Power Marketing	OS				
12	Florida Power & Light	OS				
13	Morgan Stanley	OS				
14	PPL	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
540,929			30,079,537	15,100,584		45,180,121	1
68,004				4,838,705		4,838,705	2
5,601				247,463		247,463	3
144,804				4,761,247		4,761,247	4
354,147				23,975,224		23,975,224	5
			12,400			12,400	6
			12,400			12,400	7
4,500				128,800		128,800	8
57,238				1,609,745		1,609,745	9
16,000				539,200		539,200	10
3,918				86,712		86,712	11
26,885				579,916		579,916	12
1,270,400				109,418,195		109,418,195	13
1,972,500			42,770,533	21,383,635		64,154,168	14
18,556,634			129,779,323	945,940,907	24,518,957	1,100,239,187	

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Rainbow Energy Marketing	OS				
2	Sithe, Inc.	OS				
3	Southern Company Energy Marketing	OS				
4	Pennsylvania Power & Light	LU	47			
5	Borough of Madison	LF	1			
6	Volume Load Reduction Program					
7	Public Service Electric & Gas	OS		536	536	536
8						
9	Futures & Options Commission Expense					
10	Loss on Futures Contracts & Options					
11	Energy-Option Amortization Expense					
12	Capacity-Option Amortization Expense					
13						
14						
	Total					

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
2,550				119,450		119,450	1
			15,046,515	647		15,047,162	2
447,200				37,443,600		37,443,600	3
			220,535	89,227		309,762	4
77			1,755	5,621		7,376	5
			330			330	6
					-355,413	-355,413	7
							8
				742,260		742,260	9
					1,679	1,679	10
				499,022		499,022	11
			5,388,664			5,388,664	12
							13
							14
18,556,634			129,779,323	945,940,907	24,518,957	1,100,239,187	

Name of Respondent	This Report is:	Date of Report	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

Represents power purchased from non-utility generation (NUG).

Page 326, Lines 1 through 14
Page 326.1, Lines 1 through 6

Schedule Page: 326.1 Line No.: 7 Column: a

Represents amortization of NUG buyout costs collected in Rate.

Schedule Page: 326.1 Line No.: 8 Column: a

Represents payments for the attainment of certain demand-side management targets.

Page 326.1, Column 1, Lines 8 through 10

Schedule Page: 326.1 Line No.: 12 Column: a

Represents power purchased from the PA-NJ-MD interconnection (PJM).

Schedule Page: 326.1 Line No.: 12 Column: l

Ancillary Services - FERC Order #888.

Schedule Page: 326.1 Line No.: 14 Column: a

GPU Energy companies includes, in addition to the Respondent, Metropolitan Edison Company and Pennsylvania Electric Company, both of which are affiliates of the Respondent.

Schedule Page: 326.1 Line No.: 14 Column: l

Ancillary Services - FERC Order #888.

Schedule Page: 326.2 Line No.: 1 Column: a

Represents power purchased from energy suppliers.

Page 326.2, Lines 1 through 14
Page 326.3, Lines 1 through 14
Page 326.4, Lines 1 through 5

Schedule Page: 326.4 Line No.: 7 Column: a

Represents amounts received for the Company's MWh entitlement in the New York Power Authority St. Lawrence Project.

Schedule Page: 326.4 Line No.: 9 Column: a

Represents commission expense on purchase options and futures contracts.

Schedule Page: 326.4 Line No.: 10 Column: a

Represents the loss derived from the liquidation of energy futures contracts.

Schedule Page: 326.4 Line No.: 11 Column: a

Represents amortization of energy related purchase option expense.

Schedule Page: 326.4 Line No.: 12 Column: a

Represents amortization of capacity related purchase option expense.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Allegheny Electric Cooperative, Inc.	New York Power Authority	Allegheny Electric Cooperative	LF
2	Allegheny Electric Cooperative, Inc.	Susquehanna Steam Electric Stn.	Allegheny Electric Cooperative	LF
3	Allegheny Electric Cooperative, Inc.	Pennsylvania Electric Company	Allegheny Electric Cooperative	LF
4				
5	PJM - Network Integrated Transmission	PJM Network	PJM Network	OS
6	PJM - Other Transmission	Various	Various	OS
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.
AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
FPC-90	Roseland Switching	Allegheny Elec. Coop		10,197	10,197	1
FPC-90	Not Specified	Allegheny Elec. Coop		96,702	96,702	2
FPC-90	Not Specified	Allegheny Elec. Coop		24,023	24,023	3
						4
FPC-51	PJM Network	PJM Network				5
	Various	Various				6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	130,922	130,922	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
99,124			99,124	1
579,856			579,856	2
270,234			270,234	3
				4
7,545,199			7,545,199	5
4,688,234			4,688,234	6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
13,182,647	0	0	13,182,647	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 3 Column: b

Pennsylvania Electric Company is an affiliated company.

Schedule Page: 328 Line No.: 5 Column: i

MWH will be reported for Jersey Central Power & Light Company by PJM Interconnection in FERC Form 582.

Schedule Page: 328 Line No.: 5 Column: j

MWH will be reported for Jersey Central Power & Light Company by PJM Interconnection in FERC Form 582.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	187,670
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Outside Directors Costs	92,962
7	Legal Settlement	-1,022,692
8	Billing Order Writeoffs	232,511
9	Amortization - Site Investigation & Cleanup	777,000
10	Bank Fees	155,385
11	Licenses, Permits and Regulations	102,132
12	Miscellaneous	-188,247
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	336,721

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant	37,528,787			37,528,787
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage	525,572			525,572
6	Other Production Plant	1,240,392			1,240,392
7	Transmission Plant	11,638,108			11,638,108
8	Distribution Plant	74,225,542	3,973,612		78,199,154
9	General Plant	12,825,278			12,825,278
10	Common Plant-Electric				
11	TOTAL	137,983,679	3,973,612		141,957,291

B. Basis for Amortization Charges

FMIS	10.00%	$2,915,377
Enterprise	14.29%	$1,055,556
Risk Management	10.00%	$ 2,179

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	HYDRO PRODUCTION						
13	Yards Creek						
14	330	190					
15	331-336	28,271					
16	subtotal	28,461					
17							
18	Transmission						
19	Yards Creek						
20	352-353	666					
21	subtotal	666					
22							
23	OTHER PRODUCTION						
24	Forked River						
25	341-346	38,158					
26	subtotal	38,158					
27							
28	Transmission						
29	Forked River						
30	353	563					
31	subtotal	563					
32							
33	NUCLEAR PRODUCTION						
34	Oyster Creek						
35	320	1,050					
36	321-325	596,518					
37	subtotal	597,568					
38							
39	Transmission						
40	Oyster Creek						
41	353	3,276					
42	subtotal	3,276					
43							
44	INTANGIBLES						
45	303.2-WMIS	11,087					
46	303.1-FMIS	29,159					
47	303.3-Enterprise	7,383					
48	303.6-Risk Management	44					
49	subtotal	47,673					
50							

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	TRANSMISSION						
13	350	38,716					
14	352-359	589,549					
15	subtotal	628,265					
16							
17	DISTRIBUTION						
18	360	25,866					
19	361-373	2,118,413					
20	subtotal	2,144,279					
21							
22	GENERAL						
23	389	113					
24	390-398 Excl Clearing	288,964					
25	subtotal	289,077					
26							
27	CLEARING						
28	392	5,844					
29	subtotal	5,844					
30							
31	TOTAL	3,783,830					
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(a) Miscellaneous Amortization - Account 425	
2		
3	Total 425	
4		
5	(b) Miscellaneous Income Deductions	
6		
7	Donations - Account 426.1	
8	United Way	98,866
9	Emergency and Community Services	533,628
10	Educational Programs	3,250
11	Cultural Development	3,950
12	Community Cornerstone Grants	12,000
13	Utility Services Agencies	132,000
14	Other Miscellaneous donations	3,309
15		
16	Total 426.1	787,003
17		
18	Life Insurance - Account 426.2	-744,804
19		
20	Total 426.2	-744,804
21		
22	Penalties - Account 426.3	
23	Tax penalties (reversal of accrued penalty)	-1,299,255
24		
25	Total 426.3	-1,299,255
26		
27	Expenditures for Certain Civic, Political, and	
28	Related Activities - Account 426.4	
29	Expenses for services provided by GPU on	
30	behalf of Jersey Central Power & Light Co.	1,312,311
31		
32	Total 426.4	1,312,311
33		
34	Other Deductions - Account 426.5	
35	Miscellaneous - various items	6,666,271
36		
37	Total 426.5	6,666,271
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(c) Interest on Debt to Associated Companies -	
2	Account - 430	
3		
4	Deferrable interest on subordinated	
5	debentures to JCP&L Capital L.P.	12,804,106
6		
7	Total 430	12,804,106
8		
9	(d) Other Interest Expense - Account 431	
10	FIT deficiency	29,908
11	Deferred compensation	162,165
12	Interest on customer deposits	771,038
13	Interest on short-term debt	5,690,658
14	Interest expense - DSM	260,550
15		
16	Total 431	6,914,319
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	Federal Energy Regulatory Commission:				
2					
3	Annual Assessment	100,816		100,816	
4					
5	New Jersey Board of Public Utilities:				
6					
7	Annual Assessment	3,000,615		3,000,615	
8					
9	Division of the Ratepayer Advocate Assessment	621,719		621,719	
10					
11	NJ Energy Master Plan/Restructuring				
12	Docket #EX94120585Y		292,623	292,623	
13					
14	Customer Accounts Services				
15	Docket #EX99090676		170,347	170,347	
16					
17	Affiliate Relations, Fair Competition and				
18	Accounting Standards and Related Reporting				
19	Requirements				
20	Docket #EX99030182		72,491	72,491	
21					
22	Service Reliability and Quality Standards				
23	Docket #AX98020044		55,761	55,761	
24					
25	Metricom, Inc. Contract				
26	Docket #EE00030182		20,587	20,587	
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	3,723,150	611,809	4,334,959	

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
							2
Electric	930	100,816					3
							4
							5
							6
Electric	408	3,000,615					7
							8
Electric	408	621,719					9
							10
							11
Electric	923	292,623					12
							13
							14
Electric	923	170,347					15
							16
							17
							18
							19
Electric	923	72,491					20
							21
							22
Electric	923	55,761					23
							24
							25
Electric	923	20,587					26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		4,334,959					46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 350 Line No.: 5 Column: a

Amounts identified for individual cases comprise the majority, but does not include all costs incurred. Only incremental costs above a certain threshold were included.

BLANK PAGE

... Original
A Resubmission

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

Date of Report (Mo, Da, Yr) / /

Year of Report Dec. 31, 2000

... incurred and accounts charged during the year for technological research, development, and demonstration (R, D & ...nued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify ...less of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to ... (See definition of research, development, and demonstration in Uniform System of Accounts).

2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
(1) Generation
a. hydroelectric
i. Recreation fish and wildlife
ii Other hydroelectric
b. Fossil-fuel steam
c. Internal combustion or gas turbine
d. Nuclear
e. Unconventional generation
f. Siting and heat rejection

(3) Transmission
a. Overhead
b. Underground
(4) Distribution
(5) Environment (other than equipment)
(6) Other (Classify and include items in excess of $5,000.)
(7) Total Cost Incurred
B. Electric, R, D & D Performed Externally:
(1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	B(1)	EPRI Contributions and Dues
2		
3		
4		
5		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	Amount (f)	Unamortized Accumulation (g)	Line No.
	187,670	930.2	187,670		1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production			
4	Transmission			
5	Distribution	2,458,099		
6	Customer Accounts			
7	Customer Service and Informational			
8	Sales			
9	Administrative and General	13,603		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	2,471,702		
11	Maintenance			
12	Production			
13	Transmission			
14	Distribution			
15	Administrative and General			
16	TOTAL Maint. (Total of lines 12 thru 15)			
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)			
19	Transmission (Enter Total of lines 4 and 13)			
20	Distribution (Enter Total of lines 5 and 14)	2,458,099		
21	Customer Accounts (Transcribe from line 6)			
22	Customer Service and Informational (Transcribe from line 7)			
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)	13,603		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	2,471,702		2,471,702
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	2,471,702		2,471,702
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant			
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)			
69	Plant Removal (By Utility Departments)			
70	Electric Plant			
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)			
74	Other Accounts (Specify):			
75				
76				
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts			
96	TOTAL SALARIES AND WAGES	2,471,702		2,471,702

Name of Respondent Jersey Central Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 354 Line No.: 96 Column: d

As a result of an expanded service company approach for which NJBPU and Securities and Exchange Commission approvals are being sought, substantially all of JCP&L's personnel, including the union personnel, were transferred to GPU Service, Inc., effective January 1, 1999. For this purpose, GPU Service, Inc. has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service, Inc.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)	Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY		21	DISPOSITION OF ENERGY	
2	Generation (Excluding Station Use):		22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	19,182,150
3	Steam				
4	Nuclear	2,582,208	23	Requirements Sales for Resale (See instruction 4, page 311.)	
5	Hydro-Conventional				
6	Hydro-Pumped Storage	383,533	24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,160,750
7	Other	32,428			
8	Less Energy for Pumping	524,055	25	Energy Furnished Without Charge	-2,174,208
9	Net Generation (Enter Total of lines 3 through 8)	2,474,114	26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	
10	Purchases	18,556,634	27	Total Energy Losses	1,862,056
11	Power Exchanges:		28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	21,030,748
12	Received				
13	Delivered				
14	Net Exchanges (Line 12 minus line 13)				
15	Transmission For Other (Wheeling)				
16	Received	130,922			
17	Delivered	130,922			
18	Net Transmission for Other (Line 16 minus line 17)				
19	Transmission By Others Losses				
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	21,030,748			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	1,790,685	25,430	3,619	17	1900
30	February	1,531,660	37,952	3,294	2	1900
31	March	1,463,804	40,021	2,989	21	1900
32	April	1,357,710	102,043	2,758	17	2100
33	May	1,517,181	95,615	4,454	9	1700
34	June	2,241,891	481,818	4,935	26	1700
35	July	2,360,599	569,021	4,772	10	1700
36	August	2,220,753	362,414	4,961	7	1700
37	September	1,855,635	277,418	4,399	1	1600
38	October	1,564,321	171,743	3,055	4	2000
39	November	1,438,423	11,362	3,193	21	1900
40	December	1,638,086	-14,087	3,502	20	1900
41	TOTAL	21,030,748	2,160,750			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *None.* (b)			Plant Name: *Forked River* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear				Gas Turbine		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)				Full Outdoor		
3	Year Originally Constructed				1989		
4	Year Last Unit was Installed				1989		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	0.00			76.80		
6	Net Peak Demand on Plant - MW (60 minutes)	0			82		
7	Plant Hours Connected to Load	0			982		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	0			86		
10	When Limited by Condenser Water	0			66		
11	Average Number of Employees	0			2		
12	Net Generation, Exclusive of Plant Use - KWh	0			47649000		
13	Cost of Plant: Land and Land Rights	0			112111		
14	Structures and Improvements	0			4151886		
15	Equipment Costs	0			34030382		
16	Total Cost	0			38294379		
17	Cost per KW of Installed Capacity (line 5)	0.0000			498.6247		
18	Production Expenses: Oper, Supv, & Engr	0			193477		
19	Fuel	0			2878120		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	0			0		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	0			49573		
25	Misc Steam (or Nuclear) Power Expenses	0			516027		
26	Rents	0			8748		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	0			862483		
29	Maintenance of Structures	0			21500		
30	Maintenance of Boiler (or reactor) Plant	0			0		
31	Maintenance of Electric Plant	0			338552		
32	Maintenance of Misc Steam (or Nuclear) Plant	0			26459		
33	Total Production Expenses	0			4894939		
34	Expenses per Net KWh	0.0000			0.1027		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)				Oil	Gas	Combined
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)				Barrels	MCF	
37	Quantity (units) of Fuel Burned	0	0	0	13935	525079	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	138395	1029982	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	4.671	0.000
40	Average Cost of Fuel per Unit Burned	0.000	0.000	0.000	30.535	4.671	0.000
41	Average Cost of Fuel Burned per Million BTU	0.000	0.000	0.000	5.253	4.535	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.000	0.000	0.000	0.060
43	Average BTU per KWh Net Generation	0.000	0.000	0.000	0.000	0.000	13050.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *See note on p. 450* (d)	Plant Name: (e)	Plant Name: (f)	Line No.
Plants Sold in 1999			1
and 2000			2
			3
			4
0.00	0.00	0.00	5
0	0	0	6
0	0	0	7
0	0	0	8
0	0	0	9
0	0	0	10
0	0	0	11
0	0	0	12
0	0	0	13
0	0	0	14
0	0	0	15
0	0	0	16
0.0000	0.0000	0.0000	17
0	0	0	18
0	0	0	19
0	0	0	20
0	0	0	21
0	0	0	22
0	0	0	23
0	0	0	24
0	0	0	25
0	0	0	26
0	0	0	27
0	0	0	28
0	0	0	29
0	0	0	30
0	0	0	31
0	0	0	32
0	0	0	33
0.0000	0.0000	0.0000	34

(d)			(e)			(f)			Line No.
									35
									36
0	0	0	0	0	0	0	0	0	37
0	0	0	0	0	0	0	0	0	38
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43

Schedule Page: 402 Line No.: -1 Column: c

Forked River - Gas Turbine (p. 402)

Designed for peak load service.

Schedule Page: 402 Line No.: -1 Column: d

Plant Name:

The following generating stations were sold in 1999:

Three Mile Island #1 - Nuclear
Sayreville - Steam
Keystone - Steam
Keystone - Internal Combustion
Gilbert #1-4 - Gas Turbine
Gilbert - Combined Cycle
Gilbert #9 - Gas Turbine
Werner - Gas Turbine
Sayreville - Gas Turbine
Glen Gardner - Gas Turbine

The following generating station was sold in 2000:

Oyster Creek - Nuclear

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PUMPED STORAGE GENERATING PLANT STATISTICS (Large Plants)

1. Large plants and pumped storage plants of 10,000 Kw or more of installed capacity (name plate ratings)
2. If any plant is leased, operating under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. Give project number.
3. If net peak demand for 60 minutes is not available, give the which is available, specifying period.
4. If a group of employees attends more than one generating plant, report on line 8 the approximate average number of employees assignable to each plant.
5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power System Control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."

Line No.	Item (a)	FERC Licensed Project No. 2309 Plant Name: Yards Creek (b)
1	Type of Plant Construction (Conventional or Outdoor)	Semi-outdoor
2	Year Originally Constructed	1965
3	Year Last Unit was Installed	1965
4	Total installed cap (Gen name plate Rating in MW)	226
5	Net Peak Demaind on Plant-Megawatts (60 minutes)	200
6	Plant Hours Connect to Load While Generating	3,604
7	Net Plant Capability (in megawatts)	200
8	Average Number of Employees	9
9	Generation, Exclusive of Plant Use - Kwh	383,533,000
10	Energy Used for Pumping	524,055,000
11	Net Output for Load (line 9 - line 10) - Kwh	2,160,676,000
12	Cost of Plant	
13	Land and Land Rights	284,198
14	Structures and Improvements	3,230,257
15	Reservoirs, Dams, and Waterways	6,996,237
16	Water Wheels, Turbines, and Generators	15,189,339
17	Accessory Electric Equipment	1,375,777
18	Miscellaneous Powerplant Equipment	1,296,286
19	Roads, Railroads, and Bridges	214,566
20	Total cost (total 13 thru 19)	28,586,660
21	Cost per KW of installed cap (line 20/line4)	126.4896
22	Production Expenses	
23	Operation Supervision and Engineering	58,337
24	Water for Power	
25	Pumped Storage Expenses	
26	Electric Expenses	
27	Misc Pumped Storage Power generation Expenses	516,059
28	Rents	37
29	Maintenance Supervision and Engineering	51,419
30	Maintenance of Structures	9,372
31	Maintenance of Reservoirs, Dams, and Waterways	296,240
32	Maintenance of Electric Plant	302,566
33	Maintenance of Misc Pumped Storage Plant	113,933
34	Production Exp Before Pumping Exp (23 thru 33)	1,347,963
35	Pumping Expenses	8,100,723
36	Total Production Exp (total 34 and 35)	9,448,686
37	Expenses per KWh (line 36/line 9)	0.0246

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PUMPED STORAGE GENERATING PLANT STATISTICS (Large Plants) (Continued)

6. Pumping energy (Line 10) is that energy measured as input to the plant for pumping purposes.
7. Include on Line 35 the cost of energy used in pumping into the storage reservoir. When this item cannot be accurately computed leave Lines 35, 36 and 37 blank and describe at the bottom of the schedule the company's principal sources of pumping power, the estimated amounts of energy from each station or other source that individually provides more than 10 percent of the total energy used for pumping, and production expenses per net MWH as reported herein for each source described. Group together stations and other resources which individually provide less than 10 percent of total pumping energy. If contracts are made with others to purchase power for pumping, give the supplier contract number, and date of contract.

FERC Licensed Project No. 0 Plant Name: (c)	FERC Licensed Project No. 0 Plant Name: (d)	FERC Licensed Project No. 0 Plant Name: (e)	Line No.
			1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Smithburg	Deans	500.00	500.00	HFSP	17.91		1
2								
3	Werner Station	Tower 12	230.00	230.00	T	1.18		1
4	Raritan River	Traynor	230.00	230.00	T	23.68		2
5	Whippany	Traynor	230.00	230.00	T	9.37		2
6	Tower 12	Raritan River	230.00	230.00	T	2.96		1
7	Atlantic	Larrabee	230.00	230.00	T	11.60		2
8	Smithburg	Larrabee	230.00	230.00	Various	19.28		1
9	Larrabee	Pleasant Valley						
10		(Thuerk)	230.00	230.00	T	79.99		2
11	Larrabee	Manitou	230.00	230.00	T	14.75		2
12	Whippany	Roseland	230.00	230.00	T	2.67		1
13	Portland	Whippany	230.00	230.00	T	41.11		2
14	Portland	Kittatinny	230.00	230.00	T	6.41		2
15	Raritan River	Atlantic	230.00	230.00	T	21.70		2
16	Gilbert	Glen Gardner	230.00	230.00	T	15.97		1
17	Freneau	Aberdeen	230.00	230.00	T	4.10		2
18	Manitou	Oyster Creek	230.00	230.00	T	10.88		2
19	Larrabee	Cookstown	230.00	230.00	T	21.37		1
20	Gilbert	Hosensack	230.00	230.00	T	0.28		1
21	Glen Gardner	Chester	230.00	230.00	T	15.33		1
22	Chester	West Wharton	230.00	230.00	T	10.67		1
23	Atlantic	Red Bank	230.00	230.00	T	7.34		2
24	Whippany	West Wharton	230.00	230.00	T	15.94		1
25	Cookstown	Cox's Corner	230.00	230.00	T	10.77		1
26	Raritan River	Gas Turbines	230.00	230.00	HFW	0.23		1
27	Atlantic	Ocean View	230.00	230.00	HFW	4.62		2
28	East Flemington Loop		230.00	230.00	T	3.18		1
29	Gilbert	Gilbert Combined						
30		Cycle	230.00	230.00	HFW	0.22		1
31	Tower 19	Morristown	230.00	230.00	SP	3.46		2
32	Oyster Creek	Sands Point	230.00	230.00	NONE	0.07		1
33	Gilbert	Martins Creek	230.00	230.00	T	18.75		1
34	Newton Loop of PSE&G		230.00	230.00	T	2.10		1
35	Van Hiseville	Whitings	230.00	230.00	SP	17.96		1
36					TOTAL	2,053.48	72.93	46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
2493 ACAR	8,710,130	13,632,886	22,343,016					1
								2
1590 ACSR	15,818	579,220	595,038					3
1590 ACSR	1,081,384	2,686,937	3,768,321					4
1590 ACSR	381,237	1,722,426	2,103,663					5
1590 ACSR	98,790	867,209	965,999					6
1590 ACSR	419,571	1,362,370	1,781,941					7
1590 ACSR	61,909	4,030,274	4,092,183					8
								9
1590 ACSR	1,684,986	8,876,465	10,561,451					10
1590 ACSR	1,302,318	1,747,796	3,050,114					11
1033.5 ACSR	134,880	532,319	667,199					12
1590 ACSR	2,598,315	4,790,946	7,389,261					13
1590 ACSR	238,634	657,414	896,048					14
1590 ACSR	1,143,446	2,616,223	3,759,669					15
1590 ACSR	129,405	1,659,030	1,788,435					16
1590 ACSR	223,834	3,278,102	3,501,936					17
1590 ACSR	735,288	1,409,495	2,144,783					18
1590 ACSR	346,937	2,097,207	2,444,144					19
1590 ACSR		38,582	38,582					20
1590 ACSR	120,033	1,314,056	1,434,089					21
1590 ACSR	177,421	1,820,501	1,997,922					22
1590 ACSR	1,900,349	5,043,106	6,943,455					23
1590 ACSR	51,746	2,645,477	2,697,223					24
1590 ACSR	573,809	1,296,989	1,870,798					25
1590 ACSR		59,525	59,525					26
1590 ACSR	266,210	1,796,819	2,063,029					27
1590 ACSR	103,982	2,037,518	2,141,500					28
								29
1590 ACSR		43,927	43,927					30
1590 ACSR	150,879	3,837,814	3,988,693					31
795 ACSR		29,497	29,497					32
1590 ACSR	275,914	8,964,784	9,240,698					33
1590 ACSR	143,377	3,378,143	3,521,520					34
1590 ACSR	1,804,121	15,040,465	16,844,586					35
	55,209,064	301,629,681	356,838,745	466,617	3,462,873		3,929,490	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Manitou	Whitings	230.00	230.00	SP	3.20		1
2								
3	Lines less than 132KV		115.00		Various	137.54	54.91	
4								
5	69 & 34.5				Various	1,476.27	18.02	
6								
7	Underground Lines		34.50	34.50	Various	20.62		
8								
9	Account 563 and 571							
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	2,053.48	72.93	46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. *Designate any transmission line or portion thereof for which the respondent is not the sole owner.* If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1590 ACSR	27,135	2,592,810	2,619,945					1
								2
VARIOUS	2,011,593	8,063,418	10,075,011					3
								4
VARIOUS	28,295,613	184,002,088	212,297,701					5
								6
		7,077,843	7,077,843					7
								8
				466,617	3,462,873		3,929,490	9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	55,209,064	301,629,681	356,838,745	466,617	3,462,873		3,929,490	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Academy, Livingston Township	D-U	34.50	13.20	
2	Air Reduction, New Providence Borough	D-U	34.50	13.20	
3	Alderney, Parsippany-Troy Hills Township	D-U	34.50	13.20	
4	Allenhurst	D-U	34.50	4.16	
5	Allenwood, Wall Township	D-U	34.50	13.20	
6	Alpha, Alpha Borough	D-U	34.50	13.20	
7			34.50	4.80	
8	Andover	D-U	34.50	13.20	
9			34.50	4.80	
10	Applegarth	D-U	34.40	13.20	
11	Asbury Park	D-U	34.50	13.20	
12			34.50	4.16	
13	Bath Avenue, City of Long Branch	D-U	34.50	13.20	
14			34.50	4.16	
15	Bay, Union Beach Borough	D-U	34.50	13.20	
16			34.50	4.16	
17	Beach Glen, Rockaway Township	D-U	34.50	13.20	
18			34.50	4.80	
19	Belford, Middletown Township	D-U	34.50	4.16	
20	Belmar, Wall Township	D-U	34.50	4.16	
21	Bennett, Wall Township	D-U	34.50	13.20	
22	Berkeley Heights	D-U	34.50	4.16	
23	Benardsville	D-U	34.50	13.20	
24	Blairstown, Frelinghuysen Township	D-U	34.50	13.20	
25	Bradevelt, Marlboro Township	D-U	34.50	13.20	
26	Bradley Beach	D-U	34.50	4.16	
27	Branchport, City of Long Branch	D-U	34.50	4.16	
28	Branchville, Frankford Township	D-U	34.50	13.20	
29	Briant Park, City of Summit	D-U	34.50	4.16	
30	Brielle, Wall Township	D-U	34.50	4.16	
31		D-U	34.50	13.20	
32	Browntown, Old Bridge Township	D-U	34.50	13.20	
33	Buckeye, Raritan Township	D-U	34.50	4.80	
34	Campus Drive	D-U	34.40	13.20	
35	Canoe Brook, Millburn Township	D-U	34.50	4.16	
36	Cedar Bridge, Brick Township	D-U	34.50	13.20	
37	Cedar Knolls, Hanover Township	D-U	34.50	13.20	
38	Chambers Brook, Bridgewater Township	D-U	34.50	13.20	
39	Change Bridge, Montville Township	D-U	34.50	13.20	
40			34.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. *For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent.* For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts *affected in respondent's books of account.* Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
40	2					1
40	2					2
40	2					3
40	2					4
20	1					5
20	1					6
9	1					7
8	1					8
9	1					9
20	1	1				10
20	1					11
40	2					12
12	1					13
8	1					14
20	1					15
13	2					16
20	1					17
19	2					18
29	2					19
28	3					20
20	1					21
18	2					22
40	2					23
19	2					24
40	2					25
19	2					26
19	2					27
20	2					28
19	2					29
10	1					30
20	1					31
40	2					32
10	2					33
12	1					34
18	2					35
40	2					36
40	2					37
20	1					38
40	2					39
8	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below..
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Chapin Road, Montville Township	D-U	34.50	13.20	
2	Cheesequake, Old Bridge Township	D-U	34.50	13.20	
3	Clinton	D-U	34.50	13.20	
4		D-U	34.50	4.80	
5	Collinsville, Morris Township & Morristown	D-U	34.50	13.20	
6	Colts Neck	D-U	34.50	13.20	
7	Convent, Morris Township	D-U	34.50	13.20	
8			34.50	4.16	
9	Cozy Lake, Jefferson Township	D-U	34.50	13.20	
10	Cranbury, Monroe Township	D-U	34.50	13.20	
11	Crawfords Corner, Holmdel Township	D-U	34.50	13.20	
12	Crossman's, Sayreville Borough	D-U	34.50	13.20	
13			34.50	4.16	
14	Dead River, Warren Township	D-U	34.50	13.20	
15	Denville	D-U	34.50	4.80	
16	Depot, Red Bank Borough	D-U	34.50	13.20	
17	Dickerson, Randolph Township	D-U	34.50	4.80	
18	Dover	D-U	34.50	4.80	
19	Drew, Boonton	D-U	34.50	4.16	
20	Drum Point, Brick Township	D-U	34.50	13.20	
21	East Newton, Newton	D-U	34.50	4.80	
22	Eaton Crest, Eatontown Borough	D-U	34.50	13.20	
23			34.50	4.80	
24	Elberon, Deal Borough	D-U	34.50	4.16	
25	Ernston, Sayreville Borough	D-U	34.50	4.16	
26	Fadem Road, Springfield Township	D-U	34.50	13.20	
27	Fair Haven	D-U	34.50	13.20	
28			34.50	4.80	
29	Fairview, Middletown Township	D-U	34.50	13.20	
30	Farmingdale, Howell Township	D-U	34.50	13.20	
31	FD/Argonne, Wrightstown Borough	D-U	34.50	26.40	
32	Feltus Street, Sayreville Borough	D-U	34.50	13.20	
33			34.50	4.16	
34	Fleetwood	D-U	34.50	13.20	
35	Florham Park	D-U	34.50	13.20	
36	Fox Hill, Mountain Lakes Borough	D-U	34.50	13.20	
37	Freehold	D-U	34.50	13.20	
38			34.50	4.80	
39	Glendola, Wall Township	D-U	34.50	13.20	
40	Gordons Corner, Manalapan Township	D-U	34.50	13.20	

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
40	2					1
40	2					2
20	1					3
6	1					4
40	2					5
40	2					6
40	2					7
6	1					8
29	2					9
40	2					10
40	2					11
20	1					12
8	1					13
40	2					14
19	2					15
20	1					16
9	1	1				17
18	2					18
18	2					19
17	2					20
19	2					21
20	1					22
9	1					23
19	3					24
19	2					25
40	2					26
20	1					27
9	1					28
45	2	1				29
20	1					30
32	2					31
20	1					32
9	1					33
21	2					34
65	3					35
40	2					36
40	1					37
9	1					38
40	2					39
80	2					40

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Grandin, Union Township	D-U	34.50	13.20	
2	Great Adventure, Jackson Township	D-U	34.50	13.20	
3	Greater Cross Road, Bedminister Township	D-U	34.50	13.20	
4	Green Grove, Ocean Township	D-U	34.50	13.20	
5	Green Village, Chatham Township	D-U	34.50	13.20	
6	Hackettstown	D-U	34.50	4.80	
7	Halsey, Parsippany-Troy Hills Township	D-U	34.50	13.20	
8	Haskell, Wanaque Township	D-U	34.50	13.20	
9	Hazlet	D-U	34.50	13.20	
10	Herbertsville, Brick Township	D-U	34.50	13.20	
11			34.50	4.80	
12	Hooper Avenue, Dover Township	D-U	34.50	13.20	
13	Hornerstown, Upper Freehold Township	D-U	34.50	13.20	
14	Howell	D-U	34.50	13.20	
15	Hurdtown, Jefferson Township	D-U	34.50	13.20	
16			34.50	4.80	
17	Hyson, Jackson Township	D-U	34.50	13.20	
18	Island Heights, Dover Township	D-U	34.50	13.20	
19	Jerseyville, Freehold Township	D-U	34.50	13.20	
20			34.50	4.80	
21	Keansburg	D-U	34.50	13.20	
22			34.50	4.16	
23	Kenvil, Roxbury Township	D-U	34.50	13.20	
24			34.50	4.80	
25	Keyport, Union Beach Borough	D-U	34.50	13.20	
26			34.50	4.16	
27	King George, Bernards Township	D-U	34.50	13.20	
28	Lacey	D-U	34.50	13.20	
29	Lakewood	D-U	34.50	4.80	
30	Landing, Roxbury Township	D-U	34.50	13.20	
31	Lanes Mill, Brick Township	D-U	34.50	13.20	
32	Laurelton, Brick Township	D-U	34.50	13.20	
33	Laurence Harbor, Old Bridge Township	D-U	34.50	13.20	
34	Lebanon, Clinton Township	D-U	34.50	13.20	
35			34.50	4.80	
36	Lincoln Park	D-U	34.50	4.16	
37	Lincroft, Middletown Township	D-U	34.50	13.20	
38	Little Silver	D-U	33.00	4.80	
39			34.40	13.20	
40	Locust Grove, Eatontown Borough	D-U	34.50	4.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
20	1					1
40	2					2
20	1	1				3
40	2					4
18	2					5
19	2					6
40	2					7
29	2					8
40	2					9
20	1					10
6	1					11
40	2					12
20	1					13
50	3					14
9	1					15
10	1					16
60	3					17
40	2					18
20	1					19
8	1					20
20	1					21
9	1					22
40	2					23
9	1					24
20	1					25
13	2					26
20	1					27
40	2					28
40	2					29
29	2					30
20	1					31
40	2					32
18	2					33
20	1					34
11	1					35
29	2					36
40	2					37
9	1					38
25	1					39
28	3					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Long Branch	D-U	34.50	4.16	
2	Lyons	D-U	34.50	13.20	
3	Manasquan	D-U	34.50	4.16	
4	Matawan	D-U	34.50	4.16	
5	McGraw-Hill, East Windsor Township	D-U	34.50	13.20	
6			34.50	4.16	
7	McGuire, New Hanover Township	D-U	34.50	13.20	
8	Mendham	D-U	34.50	13.20	
9	Metedeconk, Lakewood Township	D-U	34.50	13.20	
10	Mid-Monmouth, Tinton Falls Borough	D-U	34.50	13.20	
11	Middletown	D-U	34.50	13.20	
12	Millburn	D-U	34.50	4.16	
13	Millhurst, Manalapan Township	D-U	34.50	13.20	
14	Mon Consol Water, Middletown Townsip	D-U	34.50	13.20	
15	Monmouth Beach	D-U	34.50	13.20	
16			34.50	4.16	
17	Monroe	D-U	34.50	13.20	
18	Morris Plains	D-U	34.50	4.16	
19	Motts Corner, Berkeley Township	D-U	34.50	13.20	
20			34.50	4.80	
21	Mountain, Warren Township	D-U	34.50	13.20	
22	Mt. Arlington	D-U	34.50	13.20	
23			34.50	4.80	
24	Mt. Fern, Randolph Township	D-U	34.50	13.20	
25	Mt. Pleasant, East Hanover Township	D-U	34.50	13.20	
26	Neptune, Neptune City Borough	D-U	34.50	4.16	
27	Neshanic, Branchburg Township	D-U	34.50	13.20	
28			34.50	4.80	
29	Netcong	D-U	34.50	13.20	
30			34.50	4.80	
31	New Lisbon, Pemberton Township	D-U	34.50	13.20	
32	New Providence	D-U	34.50	4.16	
33	Newburgh, Washington Township	D-U	34.50	13.20	
34	North Branch, Readington Township	D-U	34.50	13.20	
35	Ocean Beach, Dover Township	D-U	34.50	4.80	
36	Okner, Livingston Township	D-U	34.50	13.20	
37	Old Bridge, East Brunswick Township	D-U	34.50	13.20	
38			34.50	4.16	
39	Old York, Branchburg Township	D-U	34.50	13.20	
40	Ortley Beach, Dover Township	D-U	34.50	13.20	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
18	2					1
25	1					2
19	2					3
13	2					4
9	1					5
9	1					6
40	2					7
40	2					8
40	2					9
40	2					10
40	2					11
40	2					12
40	2					13
20	1					14
8	1					15
8	1					16
60	3					17
13	2					18
9	1					19
9	1					20
20	1					21
20	1					22
9	1					23
18	2					24
40	2					25
16	2					26
20	1					27
5	1					28
40	2					29
9	1					30
40	2					31
19	2					32
40	2					33
40	2					34
29	2					35
40	2					36
20	1					37
18	2					38
20	1					39
20	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1			34.50	4.80	
2	Parsippany-Troy Hills	D-U	34.50	13.20	
3	Peapack	D-U	34.40	13.20	
4	Pequannock	D-U	34.50	13.20	
5			34.50	4.16	
6	Perryville, Union Township	D-U	34.50	13.20	
7	Phillipsburg	D-U	34.50	5.80	
8			34.50	4.80	
9	Pine Beach	D-U	34.50	13.20	
10			34.50	4.80	
11	Pinewald, Berkeley Township	D-U	34.50	5.04	
12	Pleasant Plains Dover Township	D-U	34.50	13.20	
13	Point Pleasant	D-U	34.50	13.20	
14			34.50	4.16	
15	Pompton Lakes	D-U	34.50	4.16	
16	Pompton Plains, Pequannock Township	D-U	34.50	4.16	
17	Poplar, Ocean Township	D-U	34.50	13.20	
18	Raceway Mall, Freehold Township	D-U	34.50	13.20	
19	Ridge, Barnards Township	D-U	34.50	13.20	
20	Ringoes, East Amwell	D-U	34.50	13.20	
21			34.40	5.04	
22	Riverdale	D-U	34.50	13.20	
23			34.50	4.16	
24	Rockaway, Denville Township	D-U	34.50	4.80	
25	Sayreville	D-U	34.50	4.16	
26			34.50	13.20	
27	Seaside Heights	D-U	34.50	4.16	
28	Short Hills, Millburn Township	D-U	34.50	13.20	
29			34.50	4.16	
30	Silverton, Brick Township	D-U	34.50	13.20	
31	Somerset, Bridgewater Township	D-U	34.50	13.20	
32	South Lakewood, Lakewood Township	D-U	34.50	13.20	
33	Sparta	D-U	34.50	13.20	
34	Spotswood	D-U	34.50	13.20	
35	Spring Lake Heights	D-U	34.50	13.20	
36			34.50	4.16	
37	Stanton, Readington Township	D-U	34.50	13.20	
38			34.50	4.80	
39	Stirling, Long Hill Township	D-U	34.50	13.20	
40	Stone Church, Middletown Township	D-U	34.50	13.20	

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
6	1					1
60	2					2
25	1					3
20	1					4
9	1					5
20	1					6
9	1					7
19	2					8
20	1					9
9	1					10
18	2					11
40	2					12
20	1					13
40	2					14
29	2					15
18	2					16
80	2					17
40	2					18
40	2					19
20	1					20
9	1					21
34	2					22
9	1					23
19	2					24
13	2					25
12	1					26
20	1					27
20	1					28
9	1					29
40	2					30
40	2					31
80	2					32
40	2					33
40	2	1				34
20	1					35
13	2					36
8	1					37
6	1					38
19	2					39
20	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Summit	D-U	34.50	4.16	
2	Taylor Lane, Middletown Township	D-U	34.50	13.20	
3	Taylor Town, Montville Township	D-U	34.50	13.20	
4	Texas Road, Old Bridge Township	D-U	34.50	13.20	
5	Thatcher, Wharton Borough	D-U	34.50	4.80	
6	Toms River, Dover Township	D-U	34.50	4.80	
7	Troy Hills, Parsippany-Troy Hills Township	D-U	34.50	4.16	
8	Twin Rivers, East Windsor Township	D-U	34.50	13.20	
9	Upton, Pemberton Township	D-U	34.50	13.20	
10	Valley View, New Providence Borough	D-U	34.50	4.16	
11	Van Hiseville, Jackson Township	D-U	34.50	13.20	
12			34.50	4.80	
13	Waretown, Ocean Township	D-U	34.50	13.20	
14	Washington	D-U	34.50	4.80	
15	Waverly, Springfield Township	D-U	34.50	13.20	
16	West End, City of Long Branch	D-U	34.50	4.16	
17	West Flemington, Raritan Township	D-U	34.50	13.20	
18			34.50	4.80	
19	Whitesville, Neptune Township	D-U	34.50	4.16	
20	Whitney, Morris Township	D-U	34.50	13.20	
21	Woodbine, West Long Branch Borough	D-U	34.50	13.20	
22			34.50	4.16	
23	Woodland, Point Pleasant Borough	D-U	34.50	13.20	
24			34.50	4.80	
25	Woodruffs Gap, Sparta Township	D-U	34.50	13.20	
26			34.50	4.80	
27	Wyckoff Street	D-U	34.40	4.36	
28			34.40	13.20	
29	Atlantic, Colts Neck Township	T-U	230.00	34.50	
30			230.00	13.20	
31	Chester, Chester Township	T-U	230.00	34.50	
32			115.00	34.50	
33	Cookstown, North Hanover Township	T-U	230.00	34.50	
34	Deep Run, Old Bridge Township	T-U	115.00	34.50	
35			34.50	13.20	
36	East Flemington, Raritan Township	T-U	230.00	34.50	
37			34.50	13.20	
38			34.50	4.80	
39	East Windsor	T-U	500.00	230.00	
40	Englishtown, Manalapan Township	T-U	230.00	115.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	
40	2					1
40	2					2
20	1					3
60	2					4
29	3					5
40	2					6
40	2					7
40	2					8
40	2					9
19	2					10
20	1					11
4	3					12
65	3					13
18	2					14
40	2					15
19	2					16
25	1					17
9	1					18
11	2					19
20	[illegible]					20
20	1					21
9	1					22
20	1					23
9	1					24
20	1					25
5	1					26
9	1					27
25	1					28
165	2					29
130	1					30
64	1	2				31
40	2	2				32
215	2	1				33
180	2					34
20	1					35
128	2					36
40	2					37
19	2	1				38
870	1	1				39
224	1					40

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1			230.00	34.50	
2			115.00	34.50	
3			34.50	13.20	
4	Flanders, Mt. Olive Township	T-U	115.00	34.50	
5			34.50	13.20	
6	Franklin	T-U	115.00	34.50	
7			34.50	13.20	
8			34.50	4.80	
9	Freneau, Matawan Borough	T-U	230.00	34.50	
10			230.00	13.20	
11	Gilbert Station, Long Hill Township	T-U	230.00	34.50	
12			230.00	13.20	
13			115.00	13.20	
14			34.50	13.20	
15			34.50	4.80	
16	Gillette, Long Hill Township	T-U	230.00	34.50	
17			34.50	13.20	
18	Glen Gardner, Lebanon Township	T-U	230.00	34.50	
19			34.50	13.20	
20	Greystone, Denville Township	T-U	230.00	34.50	
21			34.50	13.20	
22	Kittatinny, Blairstown Township	T-U	230.00	34.50	
23		T-U	34.50	13.20	
24	Larrabee, Howell Township	T-U	230.00	69.00	
25			230.00	34.50	
26			230.00	13.20	
27	Leisure Village, Dover Township	T-U	230.00	34.50	
28			230.00	13.20	
29	Manitou, Berkeley Township	T-U	230.00	34.50	
30			34.50	13.20	
31	Montville	T-U	230.00	34.50	
32	Morris Park, Lopatcong Township	T-U	115.00	34.50	
33			230.00	34.50	
34			34.50	13.20	
35	Morristown	T-U	230.00	34.50	
36			34.50	13.20	
37	Newton	T-U	230.00	34.50	
38	Oceanview, Neptune Township	T-U	230.00	34.50	
39	Oyster Creek, Lacey Township	T-U	230.00	34.50	
40	Pequest River, Belvidere Township	T-U	115.00	34.50	

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
125	1					1
100	2					2
20	1					3
114	2	1				4
40	2					5
114	2					6
9	1					7
9	1					8
215	2	1				9
110	2					10
125	1					11
						12
100	2					13
60	1					14
5	1					15
250	2	1				16
21	2					17
180	2					18
40	2	1				19
250	2					20
110	2					21
50	1					22
9	1					23
224	1					24
250	2	1				25
110	2	1				26
150	2					27
70	2					28
503	5					29
40	2					30
300	2					31
50	1					32
125	1					33
20	1					34
250	2					35
120	4					36
150	3					37
250	2					38
128	2					39
114	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1			34.50	13.20	
2	Pohatcong Mountain, Mansfield Township	T-U	230.00	34.50	
3	Raritan River, Sayreville Borough	T-U	230.00	115.00	13.20
4			115.00	34.50	
5	Readington, Bridgewater Township	T-U	230.00	34.50	
6			34.50	13.20	
7	Red Bank	T-U	230.00	34.50	
8			34.50	4.80	
9	Smithburg, Freehold Township	T-U	500.00	230.00	34.50
10			230.00	34.50	
11	Stoney Brook, Hanover Township	T-U	230.00	13.20	
12		T-U	115.00	13.20	
13	Three Mile Island, Londonderry Township	T-A-G	500.00	20.90	
14	Traynor, City of Summit	T-U	230.00	34.50	
15			34.50	13.20	
16			34.50	4.16	
17	Vernon	T-U	115.00	34.50	
18			34.50	13.20	
19	West Wharton, Jefferson Township	T-U	230.00	34.50	
20			230.00	115.00	
21	Werner, City of South Amboy	T-U	115.00	34.50	
22			34.50	13.20	
23	Whippany, East Hanover Township	T-U	230.00	115.00	13.00
24			230.00	34.50	
25			34.50	13.20	
26	Whitings, Manchester Township	T-U	230.00	34.50	
27			34.50	13.20	
28	Windsor, Washington Township	T-U	230.00	34.50	
29			34.50	13.20	
30	Yards Creek, Blairstown Township	T-U-G	230.00	14.40	
31	NEJESCO	T-U	230.00	34.50	
32	Substations listed above.				
33	D-U substation capacities listed above.				
34	T-U substation capacities listed above.				
35	T-A substation capacities listed above.				
36					
37	Substations under 10,000 KVA capacity energy not for				
38	resale-60 distribution substations.				
39		D - Distribution			
40		T - Transmission			

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
19	2					1
125	1					2
224	1					3
140	2					4
250	2					5
12	1					6
400	4	1				7
40	2					8
870	1	1				9
125	1					10
55	1					11
55	1					12
		2				13
500	4					14
20	1					15
15	2					16
128	2					17
40	2					18
250	2	6				19
168	1					20
88	1	1				21
70	1					22
200	1					23
250	2	1				24
40	2					25
125	1					26
40	2					27
250	2					28
30	2					29
216	3					30
170	3					31
17674	507	28				32
5754						33
11920						34
						35
						36
						37
441						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1		U - Unattended			
2		A - Attended			
3		G - Generation			
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent Jersey Central Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent Jersey Central Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426.7 Line No.: 13 Column: a

Represents Respondent's 25% ownership.

Schedule Page: 426.7 Line No.: 30 Column: a

Represents Respondent's 50% ownership.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS	
			Number (c)	Total capacity (in (MVa) (d)
1	Number at Beginning of Year	1,034,514	201,188	9,945
2	Additions During Year			
3	Purchases	38,047	6,711	441
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	38,047	6,711	441
6	Reductions During Year			
7	Retirements	20,192	2,557	115
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	20,192	2,557	115
10	Number at End of Year (Lines 1 + 5 - 9)	1,052,369	205,342	10,271
11	In Stock			
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use	1,052,369	205,342	10,271
15	In Company's Use			
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	1,052,369	205,342	10,271

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 3 Column: b

Represents watt-hour meters and line transformers installed during the year. Meters and transformers, at time of purchase, are included in the inventory account of GPU Service Company, an associated company. At time of installation, the equipment is transferred/sold to Jersey Central Power & Light Company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
  (1) Scrubbers, precipitators, tall smokestacks, etc.
  (2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
  (3) Monitoring equipment
  (4) Other.

B. Water pollution control facilities:
  (1) Cooling towers, ponds, piping, pumps, etc.
  (2) Waste water treatment equipment
  (3) Sanitary waste disposal equipment
  (4) Oil interceptors
  (5) Sediment control facilities
  (6) Monitoring equipment
  (7) Other.

C. Solid waste disposal costs:
  (1) Ash handling and disposal equipment
  (2) Land
  (3) Settling ponds
  (4) Other.

D. Noise abatement equipment:
  (1) Structures
  (2) mufflers
  (3) Sound proofing equipment
  (4) Monitoring equipment
  (5) Other.

E. Esthetic costs:
  (1) Architectural costs
  (2) Towers
  (3) Underground lines
  (4) Landscaping
  (5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
  (1) Preparation of environmental reports
  (2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
  (3) Parks and related facilities
  (4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities		-59,481,475		1,336,161	1,336,161
2	Water Pollution Control Facilities	3,894	-71,705,679		9,662,525	9,662,525
3	Solid Waste Disposal Costs		-17,151,002		7,610	7,610
4	Noise Abatement Equipment		-424,027		5,770	5,770
5	Esthetic Costs		-904,466		1,980,862	1,980,862
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)		-6,749,966		190,422	190,422
8	TOTAL (Total of lines 1 thru 7)	3,894	-156,416,615		13,183,350	13,183,350
9	Construction Work in Progress					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	311,836	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	9,556,145	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	9,867,981	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Jersey Central Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

The estimates reported in column (b) are based on the following:

Line 1 is based on year-end environmental plant balances multiplied by applicable depreciation accrual rates.

Line 2 is based on ratio of environmental capital expenditures, as related to total capital expenditures multiplied by applicable FERC expense accounts.

INDEX

INDEX (continued)

INDEX (continued)

INDEX (continued)

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [ ] Conformed Copy

Q-9

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

9a

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
York Haven Power Company	Dec. 31, 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
York Haven Power Company
Reading, Pennsylvania

We have audited the balance sheets of York Haven Power Company as of December 31, 2000 and 1999, and the related statements of income for the years then ended, and the statements of retained earnings and of cash flows for the year ended December 31, 2000 included on pages 110 through 123.1 of the accompanying Federal Energy Regulatory Commission Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of York Haven Power Company as of December 31, 2000 and 1999, the results of its operations for the years then ended, and its changes in retained earnings and in cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is solely intended for the information and use of the board of directors and management of York Haven Power Company and the Federal Energy Regulatory Commission.

PricewaterhouseCoopers LLP

January 31, 2001

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ____________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent York Haven Power Company		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 2800 Pottsville Pike, Reading, PA 19640-0001		
05 Name of Contact Person P. R. Chatman		06 Title of Contact Person Asst. Comptroller/Met-Ed
07 Address of Contact Person *(Street, City, State, Zip Code)* 310 Madison Avenue, Morristown, NJ 07962-1957		
08 Telephone of Contact Person, *Including Area Code* (973) 401-8236	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* 12/31/2000

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name P. R. Chatman	03 Signature P.R. Chatman	04 Date Signed *(Mo, Da, Yr)* 04/23/2001
02 Title Assistant Comptroller/Met-Ed		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	None
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	None
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	None
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	None
51	Transmission of Electricity for Others	328-330	None
52	Transmission of Electricity by Others	332	None
53	Miscellaneous General Expenses-Electric	335	None
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	None
58	Distribution of Salaries and Wages	354-355	None
59	Common Utility Plant and Expenses	356	None
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	None
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	None
65	Generating Plant Statistics (Small Plants)	410-411	None
66	Transmission Line Statistics	422-423	None

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	None
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	None
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[ ] Four copies will be submitted

[X] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

P. R. Chatman
Assistant Comptroller- Metropolitan Edison Company
310 Madison Avenue
Morristown, NJ 07962-1957

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Commonwealth of Pennsylvania - December 19, 1967

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Generation and Sale of Electricity - Commonwealth of Pennsylvania

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

Metropolitan Edison Company, parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	See Footnote Data for "Executive Compensation"		
2	which is limited to information filed with the		
3	Securities and Exchange Commission		
4	in Metropolitan Edison Company's		
5	(the parent of the Company) 2000 Form 10-K.		
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Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

EXECUTIVE COMPENSATION

The following table sets forth remuneration paid to the Chief Executive Officer and the four other most highly compensated executive officers of JCP&L, Met-Ed and Penelec for the year ended December 31, 2000.

The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1999, 1998 and 1997.

Remuneration of Executive Officers

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation: Awards	Long-Term Compensation: Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)(1)	Securities Underlying Options Granted(#)	LTIP Payouts ($)(2)	All Other Compensation ($)
M. J. Chesser	2000	252,404	-	-	27,600	-	57,605(3)
President and Chief	1999	-	-	-	-	-	-
Executive Officer	1998	-	-	-	-	-	-
M. J. Connolly (4)	2000	185,385	25,000	-	6,500	-	15,319(5)
Vice President - Law	1999	168,846	105,000	-	1,400	-	9,398
	1998	150,000	35,000	-	-	-	6,782
R. S. Zechman	2000	184,615	-	-	6,300	33,432	29,172(6)
Vice President	1999	170,000	120,000	-	1,400	21,043	22,083
	1998	170,000	60,000	538	4,850	18,669	17,623
C. A. Mascari	2000	170,000	-	-	5,500	33,784	36,875(7)
Vice President -	1999	170,000	112,000	-	1,400	20,218	27,090
Technical Services	1998	170,000	50,000	-	4,850	21,002	20,762
C. Brooks	2000	170,000	-	-	5,200	33,960	22,943(8)
Vice President	1999	170,000	90,000	460	1,400	20,424	19,041
	1998	170,000	50,000	592	4,850	20,536	15,593

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Amounts reported in this column for the year 2000 represent each Named Executive Officer's 1995 performance-based restricted stock award that vested on June 4, 2000, at 90% of target, in accordance with the 1990 Stock Plan. The restricted units issued each year since 1995 under the 1990 Stock Plan have been performance based. Dividends are earned on the aggregate restricted units awarded under the 1990 Stock Plan and reinvested in additional units.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Amounts reported in this column for the years 1998 and 1999 consist of Performance Cash Incentive Awards paid on the 1993 and 1994 restricted unit awards, respectively, which vested under the 1990 Stock Plan. These amounts were designed to compensate recipients of restricted unit awards for the amount of federal and state income taxes that are payable upon vesting of such awards. There was no Performance Cash Incentive Award associated with the vesting of the restricted units awarded in 1995 that vested in 2000.

The aggregate number and value (based on the stock price per share at December 31, 2000) of unvested and deferred vested stock-equivalent restricted units (including reinvested dividend equivalents) at the end of 2000 were:

	Aggregate Units	Aggregate Value
M. J. Chesser	4,032	$148,428
M. J. Connolly	2,254	82,975
R. S. Zechman	8,125	299,102
C. A. Mascari	9,313	342,835
C. Brooks	7,572	278,744

(3) Consists of GPU's matching contributions under the non-qualified deferred compensation plan ($3,296), above-market interest accrued on the retirement portion of deferred compensation ($16), earnings on LTIP compensation not paid in the current year ($4,293), and signing bonus received upon employment ($50,000).

(4) Mr. Connolly was compensated by GPU Service, Inc. for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services.

(5) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,785), above-market interest accrued on the retirement portion of deferred compensation ($83), and earnings on LTIP compensation not paid in the current year ($3,651).

(6) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($5,385), above-market interest accrued on the retirement portion of deferred compensation ($1,036), and earnings on LTIP compensation not paid in the current year ($15,951).

(7) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,480), above-market interest accrued on the retirement portion of deferred compensation ($7,045), and earnings on LTIP compensation not paid in the current year ($18,550).

(8) Consists of GPU's matching contributions under the Savings Plan ($6,800), above-market interest accrued on the retirement portion of deferred compensation ($1,136), and earnings on LTIP compensation not paid in the current year ($15,007).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	R. L. Wise - Director to May 7, 2000	2800 Pottsville Pike
2	President to June 15, 2000	Reading, PA 19640-0001
3		
4	M. J. Chesser - Director; Elected May 8, 2000	2800 Pottsville Pike
5	President; Elected June 16, 2000	Reading, PA 19640-0001
6		
7	C. A. Mascari - Director to May 7, 2000	2800 Pottsville Pike
8	Comptroller to June 15, 2000	Reading, PA 19640-0001
9		
10	M.P. O'Flynn	2800 Pottsville Pike
11	Director; Elected May 8, 2000; Resigned Dec. 31, 2000	Reading, PA 19640-0001
12	Comptroller; Elected June 16, 2000; Resigned Dec. 31, 2000	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
STOCK BOOK NOT CLOSED	Total: 500 By Proxy: 500	May 8, 2000 Morristown, NJ

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES — Number of Votes as of (date): 12/31/2000 — Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	500			
5	TOTAL number of security holders	1			
6	TOTAL votes of security holders listed below	500			
7	Metropolitan Edison Company	500	500		
8	Reading, PA 19640-0001				
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
19	See Pg. 106				
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Name of Respondent	This Report Is:	Date of Report	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. None

3. None

4. None

5. None

6. None

7. None

8. York Haven is covered by Met-Ed's collective bargaining agreement with the International Brotherhood of Electical Workers (IBEW) which was negotiated in 2000 (May) for a three year period which will end on April 30, 2003. The agreement provides for annual base increases and incentive compensation awards. They are as follows:

    May 1, 2000: 3.5% base wage increase with a 2% incentive compensation award (a payment of 2.3% was made in March 2001 since the plant achieved above 100% of its plant goals). A lump sum payment of $500 was made in July 2000.

    May 1, 2001: 2.5% base wage increase with a 4% incentive compensation award which will be payable in March 2002, subject to performance achievement.

    May 1, 2002: 2.0% base wage increase with a 6% incentive compensation award which will be payble in March 2003, subject to performance achievement.

9. For information with respect to material legal proceedings, reference is made to Metropolitan Edison Company's 2000 FERC Form 1, Note 12(Commitments and Contingencies) of the Notes to Financial Statements beginning on Page 122.

10. None

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	23,231,721	27,255,581
3	Construction Work in Progress (107)	200-201	4,112,397	145,764
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		27,344,118	27,401,345
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	7,503,064	8,695,815
6	Net Utility Plant (Enter Total of line 4 less 5)		19,841,054	18,705,530
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		19,841,054	18,705,530
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	0	0
15	(Less) Accum. Prov. for Depr. and Amort. (122)		0	0
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	0	0
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		0	0
21	Special Funds (125-128)		0	0
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		0	0
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)		515,874	2,585,978
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		0	0
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		0	0
30	Other Accounts Receivable (143)		234,811	762,388
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		0	0
32	Notes Receivable from Associated Companies (145)		0	0
33	Accounts Receivable from Assoc. Companies (146)		12,410,614	7,436,115
34	Fuel Stock (151)	227	0	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	0	0
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	0	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		183,327	112,294
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		20,594	35,605
49	Rents Receivable (172)		0	0
50	Accrued Utility Revenues (173)		0	0
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		13,365,220	10,932,380

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		0	0
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	441,248	390,853
58	Prelim. Survey and Investigation Charges (Electric) (183)		0	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		0	0
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	0	0
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		0	0
66	Accumulated Deferred Income Taxes (190)	234	-66,729	-69,390
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		374,519	321,463
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		33,580,793	29,959,373

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	PROPRIETARY CAPITAL			
2	Common Stock Issued (201)	250-251	1,163,294	1,163,294
3	Preferred Stock Issued (204)	250-251	0	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	4,860,000	4,860,000
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	13,111,561	14,723,776
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	0	0
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		19,134,855	20,747,070
15	LONG-TERM DEBT			
16	Bonds (221)	256-257	0	0
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	0	0
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		0	0
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		0	0
23	OTHER NONCURRENT LIABILITIES			
24	Obligations Under Capital Leases - Noncurrent (227)		0	0
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		0	0
27	Accumulated Provision for Pensions and Benefits (228.3)		0	0
28	Accumulated Miscellaneous Operating Provisions (228.4)		0	0
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		0	0
31	CURRENT AND ACCRUED LIABILITIES			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		0	0
34	Notes Payable to Associated Companies (233)		0	0
35	Accounts Payable to Associated Companies (234)		12,921,106	7,553,241
36	Customer Deposits (235)		0	0
37	Taxes Accrued (236)	262-263	1,010,159	1,198,529
38	Interest Accrued (237)		0	0
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		0	0
43	Miscellaneous Current and Accrued Liabilities (242)		0	0
44	Obligations Under Capital Leases-Current (243)		0	0
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		13,931,265	8,751,770

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		0	0
48	Accumulated Deferred Investment Tax Credits (255)	266-267	40,172	37,494
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	0	0
51	Other Regulatory Liabilities (254)	278	-30	-30
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	474,531	423,069
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		514,673	460,533
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		33,580,793	29,959,373

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 112 Line No.: 68 Column: d

The Notes to Financial Statements beginning on page 122 are an integral part of this Balance Sheet.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	6,617,051	5,201,850
3	Operating Expenses			
4	Operation Expenses (401)	320-323	1,316,603	2,281,197
5	Maintenance Expenses (402)	320-323	836,573	697,255
6	Depreciation Expense (403)	336-337	1,221,693	884,449
7	Amort. & Depl. of Utility Plant (404-405)	336-337		
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)			
13	Taxes Other Than Income Taxes (408.1)	262-263	459,435	910,594
14	Income Taxes - Federal (409.1)	262-263	953,801	67,128
15	- Other (409.1)	262-263	293,852	-5,524
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	269,089	124,926
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	324,119	1,219,241
18	Investment Tax Credit Adj. - Net (411.4)	266	-2,678	-2,676
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		5,024,249	3,738,108
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		1,592,802	1,463,742

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
6,617,051	5,201,850					2
						3
1,316,603	2,281,197					4
836,573	697,255					5
1,221,693	884,449					6
						7
						8
						9
						10
						11
						12
459,435	910,594					13
953,801	67,128					14
293,852	-5,524					15
269,089	124,926					16
324,119	1,219,241					17
-2,678	-2,676					18
						19
						20
						21
						22
5,024,249	3,738,108					23
1,592,802	1,463,742					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		1,592,802	1,463,742
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)			
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)			
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)			
34	Equity in Earnings of Subsidiary Companies (418.1)	119		
35	Interest and Dividend Income (419)		52,129	489
36	Allowance for Other Funds Used During Construction (419.1)		27,863	163,623
37	Miscellaneous Nonoperating Income (421)			
38	Gain on Disposition of Property (421.1)			
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		79,992	164,112
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	50,395	2,566
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		50,395	2,566
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263		
47	Income Taxes-Federal (409.2)	262-263		
48	Income Taxes-Other (409.2)	262-263		
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	6,229	203
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		525
51	Investment Tax Credit Adj.-Net (411.5)			
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		6,229	-322
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		23,368	161,868
55	Interest Charges			
56	Interest on Long-Term Debt (427)			
57	Amort. of Debt Disc. and Expense (428)			
58	Amortization of Loss on Reaquired Debt (428.1)			
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340		
62	Other Interest Expense (431)	340	3,955	3,227
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)			
64	Net Interest Charges (Enter Total of lines 56 thru 63)		3,955	3,227
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		1,612,215	1,622,383
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		1,612,215	1,622,383

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 114 Line No.: 72 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Income.

Schedule Page: 118 Line No.: 48 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Retained Earnings.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	1,612,215
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	1,222,000
5	Amortization of	
6		
7		
8	Deferred Income Taxes (Net)	-52,000
9	Investment Tax Credit Adjustment (Net)	
10	Net (Increase) Decrease in Receivables	-543,000
11	Net (Increase) Decrease in Inventory	
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	189,000
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	28,000
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other, Net	48,889
19	Special deposits and prepayments	71,000
20	Due to/from affiliates	-393,000
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	2,127,104
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-57,000
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-57,000
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other	
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-57,000
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	2,070,104
87		
88	Cash and Cash Equivalents at Beginning of Year	515,874
89		
90	Cash and Cash Equivalents at End of Year	2,585,978

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 90 Column: b

Supplemental Disclosure for 2000 Statement of Cash Flows:

$ 4,000	Interest Paid
$ 1,214,000	Income Taxes Paid
$ 0	New Capital Lease Obligations Incurred

Reconciliations of Cash and Cash Equivalents at the end of year with related accounts on the Balance Sheet:

$ 2,585,978	Cash (line 24)
$ 0	Temporary Cash Investments (line 27)
$ 2,585,978	Total Cash and Cash Equivalents at end of year

Note: The Notes to the Financial Statements beginning on page 122 are an integral part of this Statement of Cash Flows.

Name of Respondent	This Report Is:	Date of Report	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS

The Company's accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the Pennsylvania Public Utility Commission (PaPUC). The Company's accounting records also comply with the Securities and Exchange Commission's rules and regulations.

REGULATORY ACCOUNTING

Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," applies to regulated utilities that have the ability to recover their costs through rates established by regulators and charged to customers. In accordance with the provisions of FAS 71, the Company has deferred certain costs.

With the receipt of a PaPUC Restructuring Order in 1998 by the Company's parent, Metropolitan Edison Company, the Company determined that its electric generation operations no longer met the criteria for the continued application of FAS 71, and therefore adopted, for that portion of its business, the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" and Emerging Issues Task Force (EITF) Issue 97-4, Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71."

REVENUES

The Company recognizes electric operating revenues for services rendered to the end of the relevant accounting period.

UTILITY PLANT

It is the policy of the Company to record additions to utility plant (material, labor, overhead and allowance for funds used during construction) at cost. The cost of current repairs and minor replacements is charged to appropriate operating and maintenance expense and clearing accounts and the cost of renewals is capitalized. The original cost of utility plant retired or otherwise disposed of is charged to accumulated depreciation.

DEPRECIATION

The Company provides for depreciation at annual rates determined and revised periodically, on the basis of studies, to be sufficient to depreciate the original cost of depreciable property over estimated remaining service lives, which are generally longer than those employed for tax purposes. These rates, on an aggregate composite basis, resulted in annual rates of 4.87%, 3.95% and 3.92% for the years 2000, 1999 and 1998, respectively.

INCOME TAXES

Metropolitan Edison Company, the Company's parent, is a wholly-owned subsidiary of GPU, Inc. (GPU). .GPU files a consolidated federal income tax return. All participants are jointly and severally liable for the full amount of any tax, including penalties and interest, which may be assessed against the group.

Deferred income taxes, which result primarily from liberalized depreciation methods and deferred costs, reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. Investment tax credits are amortized over the estimated service lives of the related facilities.

STATEMENT OF CASH FLOWS

For the purpose of the statement of cash flows, temporary investments include all unrestricted liquid assets, such as cash deposits and debt securities, with maturities generally of three months or less.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	27,255,581	27,255,581
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	27,255,581	27,255,581
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress	145,764	145,764
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	27,401,345	27,401,345
14	Accum Prov for Depr, Amort, & Depl	8,695,815	8,695,815
15	Net Utility Plant (13 less 14)	18,705,530	18,705,530
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	8,695,815	8,695,815
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	8,695,815	8,695,815
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	8,695,815	8,695,815

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)		
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights	837,186	
26	(331) Structures and Improvements	10,287,566	3,722,017
27	(332) Reservoirs, Dams, and Waterways	3,172,265	17,338
28	(333) Water Wheels, Turbines, and Generators	3,676,408	158,940
29	(334) Accessory Electric Equipment	2,424,993	115,997
30	(335) Misc. Power PLant Equipment	1,445,929	9,567
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)	21,844,347	4,023,859
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
[redacted]					1
					2
					3
					4
					5
[redacted]					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
[redacted]					16
					17
					18
					19
					20
					21
					22
					23
[redacted]					24
			837,186		25
			14,009,583		26
			3,189,603		27
			3,835,348		28
			2,540,990		29
			1,455,496		30
					31
			25,868,206		32
[redacted]					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	21,844,347	4,023,859
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements	57,754	
46	(353) Station Equipment	1,329,621	
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		
49	(356) Overhead Conductors and Devices		
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	1,387,375	
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment		
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)		
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)		
84	TOTAL (Accounts 101 and 106)	23,231,722	4,023,859
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	23,231,722	4,023,859

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
			25,868,206		42
					43
					44
			57,754		45
			1,329,621		46
					47
					48
					49
					50
					51
					52
			1,387,375		53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
					76
					77
					78
					79
					80
					81
					82
					83
			27,255,581		84
					85
					86
					87
			27,255,581		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1		
2		
3	MINOR PROJECTS WITH BALANCES END OF YEAR $100,000 OR LESS	145,764
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	145,764

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	MATERIALS AND SERVICES	
2		
3	CONSTRUCTION INDIRECTS	9,223
4		
5	ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION	
6		
7	OUTSIDE PROFESSIONAL SERVICES	50,549
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	59,772

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

MATERIALS & SERVICES: Expenditures for services and expenses of materials management, purchasing and stores personnel, exempt materials, small tools and work equipment. Charged to construction based on the related cost of materials charged to construction work orders.

CONSTRUCTION INDIRECTS: Costs which pertain to construction work but which are impractical for direct-charging to construction work orders. Construction Indirects include the GPU Service Company labor and benefit costs of designers, engineers, and project management personnel plus the construction portion of facility costs, telecommunications costs, and general liability insurance. This overhead is added by means of a percentage applied to a work order's direct labor and contractor costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION: Cost of money charged directly to construction. The AFUDC rate is applied to individual construction work orders totaling $1.00 or more which have been under construction for 30 days or more except for purchases of automotive and certain general plant equipment for which no AFUDC is charged. The accrual rate is applied to the cumulative monthly construction work order balances, including previously accrued AFUDC compounded semi-annually.

OUTSIDE PROFESSIONAL SERVICES: Expenditures for services and expenses of engineers, management and supervisory personnel. All expenses are directly charged to construction.
Respondent charges directly to construction work orders engineering, supervisory and administrative costs pertaining to those work orders. Construction Indirects charged to construction are included in the billings by Metropolitan Edison Company, parent company.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 68,354,688		
2	Short-term Interest			s 6.81
3	Long-Term Debt	D 646,914,205	56.33	d 7.48
4	Preferred Stock	P		p
5	Common Equity	C 501,444,282	43.67	c 11.25
6	Total Capitalization	1,148,358,487	100.00 100%	
7	Average Construction Work in Progress Balance	W 22,710,162		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 6.81

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 6.81
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	7,503,064	7,503,064		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	1,221,693	1,221,693		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	1,221,693	1,221,693		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal				
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)				
15	Other Debit or Cr. Items (Describe):	-28,942	-28,942		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	8,695,815	8,695,815		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional	7,958,707	7,958,707		
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	737,108	737,108		
24	Distribution				
25	General				
26	TOTAL (Enter Total of lines 18 thru 25)	8,695,815	8,695,815		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Transfer Depreciation between York Haven Power Company and Met-Ed Company

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	FAS 109 - Accounting for Income Taxes				390,853
2	PURTA TAXES		426.5	50,395	
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL			50,395	390,853

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	FAS 109	34,754	34,754
3	PA CNI Tax	-20,104	-22,765
4	PA Purta Tax	-21,372	-21,372
5	FAS 109 Write Off Gen	-60,513	-60,513
6	Int on FIT Deficiencies	506	506
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)	-66,729	-69,390
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)		
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	-66,729	-69,390

Notes

Classification of Total:

Federal Income Tax	$(58,761)	$(61,422)
State Income Tax	(7,968)	(7,968)
Total	$(66,729)	$(69,390)

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock	500		
2				
3				
4	Total Common Stock	500		
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
500	1,163,294					1
						2
						3
500	1,163,294					4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donation Received from Stockholders (Account 208)	4,860,000
2		
3	Total - Account 208	4,860,000
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	4,860,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)		Amount (b)
1	Net Income for the Year (Page 117)		1,612,215
2			
3			
4	Taxable Income Not Reported on Books		
5			
6			
7			
8			
9	Deductions Recorded on Books Not Deducted for Return		
10			2,215,946
11			
12			
13			
14	Income Recorded on Books Not Included in Return		
15			-45,552
16			
17			
18			
19	Deductions on Return Not Charged Against Book Income		
20			-1,079,274
21			
22			
23			
24			
25			
26			
27	Federal Tax Net Income		2,703,335
28	Show Computation of Tax:		
29			
30	Normal Tax 35%	$946,167	
31	Prior Year Adjustments	7,634	
32	Federal Income Tax	$953,801	
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 27 Column: b

TAXABLE INCOME NOT RECORDED ON BOOKS

Total	$ 0

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED FOR RETURN

Deferred Income Taxes	$ (48,801)
Federal Income Taxes	953,801
State Prior Year Adjustment-PA	(6,185)
Book Depreciation	1,221,693
Taxes-Cap Stock Tax(99 Accrual True Up)	45,043
Purta 1997	50,395
Total	$ 2,215,946

INCOME RECORDED ON BOOKS NOT INCLUDED IN RETURN

Investment Tax Credit Adjustment - Net	$ (2,678)
AFUDC - Equity Component	(27,863)
Interest Income - FIT Overpayments	(15,011)
Total	$ (45,552)

DEDUCTIONS ON RETURN NOT CHARGED AGAINST BOOK INCOME

Tax Depreciation	$ (1,079,274)
Total	$ (1,079,274)

Reconciliation of Group Members to Consolidated Income Tax Return:

GPU, Inc.

	Federal Income Tax Assigned
GPU, Inc.	$ 21,649,158
Jersey Central Power & Light Company	(106,219,709)
Metropolitan Edison Company	27,214,379
York Haven Power Company	946,167
Pennsylvania Electric Company	17,535,280
Nineveh Water Company	0
GPU Service, Inc.	(10,016,775)
GPU Nuclear, Inc.	3,976,183
Meted Preferred Capital, Inc.	0
JCP&L Preferred Capital, Inc.	706,818
GPU International & Subsidiaries	2,989,291
GPU Capital & Subsidiaries	(136,913,996)
GPU Power & Subsidiaries	1,239,141

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

GPU Advanced Resources	(960,699)
GPU Telcom	6,739,706
Meted Preferred Capital, Inc. II	26,770
Penelec Preferred Capital, Inc. II	30,599
MYR and Subsidiaries	6,909,000
Total	$(164,148,687)

Basis of Allocation of Consolidated Tax:

For the taxable year 2000, the consolidated Federal Income Tax liability was allocated in accordance with an agreement approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (SEC Holding Company Release No. 21358). The agreement provides that there shall be allocated to each company in the consolidated group, except the holding company, the tax benefits of its own net operating losses. The tax benefits of the holding company's deductions will be allocated among the subsidiaries in proportion to the holding company's average common stock equity investment in each company during the year. The prior allocation of the holding company deductions under Rule 4 (b) (6) for years prior to 1979, however, will not be adjusted in connection with allocating operating loss carrybacks.

A company which does not have a net operating loss of its own and which would have an income tax liability (allowing for its own investment tax credits which it could utilize on a separate return basis), were the liability not offset by net operating losses of the other companies in the group, will pay the amount of such tax reduction to the companies, other than the holding company, whose net operating losses are used in the consolidated return. Such payments will be divided among the loss companies in proportion to the use of their net operating losses.

If there is a consolidated minimum tax arising from "preference" items as defined in the Internal Revenue Code, such minimum tax will be independently allocated among the companies in the ratio of their respective preference incomes.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3: Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	FEDERAL					
2	Income	355,773	164,347	953,801	1,338,616	
3						
4	Subtotal	355,773	164,347	953,801	1,338,616	
5						
6	PENNSYLVANIA					
7	Corporate Net Income	40,122	115,663	293,852	150,039	
8						
9	Capital Stock					
10	2000			119,040	91,497	
11	1999		94,969	45,043		
12	1998		43,159			
13	1996					
14						
15	Public Utility Realty					
16	Current	626,800				
17	Prior					
18						
19	Local Real Estate	-12,536			99,758	
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	1,010,159	418,138	1,411,736	1,679,910	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
357,168	550,557	953,801				2
						3
357,168	550,557	953,801				4
						5
						6
187,018	118,746	293,852				7
						8
						9
27,543		119,040				10
	49,926	45,043				11
	43,159					12
						13
						14
						15
626,800		295,352			-295,352	16
						17
						18
	112,294					19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
1,198,529	874,682	1,707,088			-295,352	41

Name of Respondent	This Report is:	Date of Report	Year of Report
York Haven Power Company	(1) X An Original (2) __ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: c

The beginning balance was reclassed from an accounts receivable account 143050.

Schedule Page: 262 Line No.: 2 Column: h

$550,557 was reclassed to 143050.

Schedule Page: 262 Line No.: 7 Column: c

The beginning balance was reclassed from the following accounts:

Account 165301	Prepaid Taxes	$ 88,358
Account 143053	Accounts Receivable	27,305
		$115,663

Schedule Page: 262 Line No.: 7 Column: h

$118,746 was reclassed to 143053.

Schedule Page: 262 Line No.: 11 Column: c

The beginning balance was reclassed from a prepaid account 165305.

Schedule Page: 262 Line No.: 11 Column: h

$49,926 was reclassed to 143054.

Schedule Page: 262 Line No.: 12 Column: c

The beginning balance was reclassed from an accounts receivable account 143054.

Schedule Page: 262 Line No.: 12 Column: h

$43,159 was reclassed to 143054.

Schedule Page: 262 Line No.: 16 Column: l

Charged to account 232300.

Schedule Page: 262 Line No.: 19 Column: h

$112,294 was reclassed to 165306.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year: Account No. (c)	Deferred for Year: Amount (d)	Allocations to Current Year's Income: Account No. (e)	Allocations to Current Year's Income: Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%						
3	4%	3,171			411	211	
4	7%						
5	10%	37,001			411	2,467	
6							
7							
8	TOTAL	40,172				2,678	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
2,960			3
			4
34,534			5
			6
			7
37,494			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: I

The Respondent amortizes Investment Tax Credits over the estimated useful life of the property which generated the credit.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization

2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	451,050	241,115	298,806
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	451,050	241,115	298,806
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	451,050	241,115	298,806
10	Classification of TOTAL			
11	Federal Income Tax	508,043	202,699	252,863
12	State Income Tax	-56,993	38,416	45,943
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
							1
						393,359	2
							3
							4
						393,359	5
							6
							7
							8
						393,359	9
							10
						457,879	11
						-64,520	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3				
4				
5				
6				
7	Write Off Unamortized ITC Gros	14,433		
8	FAS 109			
9	TOTAL Electric (Total of lines 3 thru 8)	14,433		
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Int Inc - FIT Overpayments	9,048		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	23,481		
20	Classification of TOTAL			
21	Federal Income Tax	17,823		
22	State Income Tax	5,658		
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
							2
							3
							4
							5
							6
						14,433	7
							8
						14,433	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
6,229						15,277	18
6,229						29,710	19
[redacted]							20
4,729						22,552	21
1,500						7,158	22
							23

NOTES (Continued)

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	FAS 109 - Income Taxes				-30
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL				-30

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales		
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)		
5	Large (or Ind.) (See Instr. 4)		
6	(444) Public Street and Highway Lighting		
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers		
11	(447) Sales for Resale	6,458,175	5,072,520
12	TOTAL Sales of Electricity	6,458,175	5,072,520
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	6,458,175	5,072,520
15	Other Operating Revenues		
16	(450) Forfeited Discounts		
17	(451) Miscellaneous Service Revenues		
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property		
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	158,876	129,330
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	158,876	129,330
27	TOTAL Electric Operating Revenues	6,617,051	5,201,850

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
				2
[redacted]				3
				4
				5
				6
				7
				8
				9
				10
129,591	127,779	1	1	11
129,591	127,779	1	1	12
				13
129,591	127,779	1	1	14

Line 12, column (b) includes $ 0 of unbilled revenues.

Line 12, column (d) includes 0 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Metropolitan Edison Company	RQ	1			
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent York Haven Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE: Demand Charges ($) (h)	REVENUE: Energy Charges ($) (i)	REVENUE: Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
129,591		6,458,175		6,458,175	1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
129,591	0	6,458,175	0	6,458,175	
0	0	0	0	0	
129,591	0	6,458,175	0	6,458,175	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 1 Column: a

Name of Company or Public Authority

York Haven Power Company, which is a wholly owned subsidiary of Metropolitan Edison Company, delivers its total output to the system of Metropolitan Edison Company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering		
5	(501) Fuel		
6	(502) Steam Expenses		
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses		
10	(506) Miscellaneous Steam Power Expenses		
11	(507) Rents		
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)		
14	Maintenance		
15	(510) Maintenance Supervision and Engineering		
16	(511) Maintenance of Structures		
17	(512) Maintenance of Boiler Plant		
18	(513) Maintenance of Electric Plant		
19	(514) Maintenance of Miscellaneous Steam Plant		
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)		
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)		
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering		
25	(518) Fuel		
26	(519) Coolants and Water		
27	(520) Steam Expenses		
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses		
31	(524) Miscellaneous Nuclear Power Expenses		
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)		
34	Maintenance		
35	(528) Maintenance Supervision and Engineering		
36	(529) Maintenance of Structures		
37	(530) Maintenance of Reactor Plant Equipment		
38	(531) Maintenance of Electric Plant		
39	(532) Maintenance of Miscellaneous Nuclear Plant		
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)		
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)		
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	68,507	360,268
45	(536) Water for Power	-930	
46	(537) Hydraulic Expenses	250,398	157,291
47	(538) Electric Expenses	596,069	
48	(539) Miscellaneous Hydraulic Power Generation Expenses	111,495	795,769
49	(540) Rents		28,687
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	1,025,539	1,342,015

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering	1,224	52,566
54	(542) Maintenance of Structures	77,272	46,801
55	(543) Maintenance of Reservoirs, Dams, and Waterways	44,225	31,136
56	(544) Maintenance of Electric Plant	385,884	357,918
57	(545) Maintenance of Miscellaneous Hydraulic Plant	327,968	208,834
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	836,573	697,255
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	1,862,112	2,039,270
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering		
63	(547) Fuel		
64	(548) Generation Expenses		
65	(549) Miscellaneous Other Power Generation Expenses		
66	(550) Rents		
67	TOTAL Operation (Enter Total of lines 62 thru 66)		
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		
71	(553) Maintenance of Generating and Electric Plant		
72	(554) Maintenance of Miscellaneous Other Power Generation Plant		
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)		
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)		
75	E. Other Power Supply Expenses		
76	(555) Purchased Power		
77	(556) System Control and Load Dispatching		
78	(557) Other Expenses		
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)		
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	1,862,112	2,039,270
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering		
84	(561) Load Dispatching		
85	(562) Station Expenses		
86	(563) Overhead Lines Expenses		
87	(564) Underground Lines Expenses		
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses		
90	(567) Rents		
91	TOTAL Operation (Enter Total of lines 83 thru 90)		
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		
94	(569) Maintenance of Structures		
95	(570) Maintenance of Station Equipment		
96	(571) Maintenance of Overhead Lines		
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant		
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)		
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)		
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching		
106	(582) Station Expenses		
107	(583) Overhead Line Expenses		
108	(584) Underground Line Expenses		
109	(585) Street Lighting and Signal System Expenses		
110	(586) Meter Expenses		
111	(587) Customer Installations Expenses		
112	(588) Miscellaneous Expenses		
113	(589) Rents		
114	TOTAL Operation (Enter Total of lines 103 thru 113)		
115	Maintenance		
116	(590) Maintenance Supervision and Engineering		
117	(591) Maintenance of Structures		
118	(592) Maintenance of Station Equipment		
119	(593) Maintenance of Overhead Lines		
120	(594) Maintenance of Underground Lines		
121	(595) Maintenance of Line Transformers		
122	(596) Maintenance of Street Lighting and Signal Systems		
123	(597) Maintenance of Meters		
124	(598) Maintenance of Miscellaneous Distribution Plant		
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)		
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)		
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision		
130	(902) Meter Reading Expenses		
131	(903) Customer Records and Collection Expenses		
132	(904) Uncollectible Accounts		
133	(905) Miscellaneous Customer Accounts Expenses		
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)		
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision		
138	(908) Customer Assistance Expenses		
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses		
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)		
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries		
152	(921) Office Supplies and Expenses	-2,677	100
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	293,741	939,082
156	(924) Property Insurance		
157	(925) Injuries and Damages		
158	(926) Employee Pensions and Benefits		
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses		
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses		
163	(930.2) Miscellaneous General Expenses		
164	(931) Rents		
165	TOTAL Operation (Enter Total of lines 151 thru 164)	291,064	939,182
166	Maintenance		
167	(935) Maintenance of General Plant		
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	291,064	939,182
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	2,153,176	2,978,452

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	12/31/2000
2. Total Regular Full-Time Employees	0
3. Total Part-Time and Temporary Employees	0
4. Total Employees	0

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 320 Line No.: 4 Column: b

As a result of an expanded service company approach for which Securities and Exchange Commision approval are being sought, substantially all of Met-Ed's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1, 1999. For this purpose, GPU Service Inc. has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional	1,169,139			1,169,139
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	52,554			52,554
8	Distribution Plant				
9	General Plant				
10	Common Plant-Electric				
11	TOTAL	1,221,693			1,221,693

B. Basis for Amortization Charges

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	Hydraulic Production						
13							
14	330	20	36.46		1.95		14.50
15	331	13,155	18.83		5.37		14.30
16	332	3,174	32.73		2.87		14.40
17	333	3,690	22.72		4.57		14.50
18	334	2,435	20.39		4.73		14.20
19	335	1,447	20.54		5.08		13.00
20							
21	subtotal	23,921					
22							
23	Transmission						
24							
25	352	58	64.60		0.81		12.80
26	353	1,330	25.60		3.84		13.70
27							
28	subtotal	1,388					
29							
30	Total	25,309					
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(a) Miscellaneous Amortization - Account 425	
2	None	
3		
4	(b) Miscellaneous Income Deductions - Account 426	
5		
6	Donations - Account 426.1	
7	None	
8		
9	Life Insurance - Account 426.2	
10	None	
11		
12	Penalties - Account 426.3	
13	None	
14		
15	Expenditures for Certain Civic, Political and	
16	Related Activities - Account 426.4	
17	None	
18		
19	Other Deductions - Account 426.5	
20	Phase II - Reclass Reg Asset to Met-Ed	50,395
21		
22	Total 426.5	50,395
23		
24	(c) Interest on Debt to Associated Companies	
25	Account 430	
26	None	
27		
28	(d) Other Interest Expense - Account 431	3,955
29		
30	Total 431	3,955
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	Federal Regulatory Commission:				
2					
3	Annual Assessment	6,029		6,029	
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	6,029		6,029	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO			Deferred to Account 182.3	Contra Account	Amount	Deferred in Account 182.3 End of Year	Line No.
Department (f)	Account No. (g)	Amount (h)	(i)	(j)	(k)	(l)	
							1
							2
Electric	535	6,029					3
							4
							5
							6
							7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		6,029					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	
4	Nuclear	
5	Hydro-Conventional	129,591
6	Hydro-Pumped Storage	
7	Other	
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	129,591
10	Purchases	
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	
17	Delivered	
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	129,591

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	
23	Requirements Sales for Resale (See instruction 4, page 311.)	129,591
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	
27	Total Energy Losses	
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	129,591

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	10,900			0	
30	February	9,114			0	
31	March	11,250			0	
32	April	10,797			0	
33	May	12,701			0	
34	June	13,719			0	
35	July	12,370			0	
36	August	9,614			0	
37	September	8,380			0	
38	October	10,599			0	
39	November	10,418			0	
40	December	9,729			0	
41	TOTAL	129,591				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Large plants are hydro plants of 10,000 Kw or more of installed capacity (name plate ratings)
2. If any plant is leased, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. If licensed project, give project number.
3. If net peak demand for 60 minutes is not available, give that which is available specifying period.
4. If a group of employees attends more than one generating plan, report on line 11 the approximate average number of employees assignable to each plant.

Line No.	Item (a)	FERC Licensed Project No. 1888 Plant Name: York-Haven (b)	FERC Licensed Project No. 0 Plant Name: (c)
1	Kind of Plant (Run-of-River or Storage)	Run-of-River	
2	Plant Construction type (Conventional or Outdoor)	Conventional	
3	Year Originally Constructed	1903	
4	Year Last Unit was Installed	1930	
5	Total installed cap (Gen name plate Rating in MW)	19.60	0.00
6	Net Peak Demand on Plant-Megawatts (60 minutes)	22	0
7	Plant Hours Connect to Load	8,774	0
8	Net Plant Capability (in megawatts)	0	0
9	(a) Under Most Favorable Oper Conditions	19	0
10	(b) Under the Most Adverse Oper Conditions	19	0
11	Average Number of Employees	18	0
12	Net Generation, Exclusive of Plant Use - Kwh	129,591	0
13	Cost of Plant	0	0
14	Land and Land Rights	837,186	0
15	Structures and Improvements	14,009,582	0
16	Reservoirs, Dams, and Waterways	3,189,602	0
17	Equipment Costs	7,831,836	0
18	Roads, Railroads, and Bridges	0	0
19	TOTAL cost (Total of 14 thru 18)	25,868,206	0
20	Cost per KW of Installed Capacity (line 5)	1,319.8064	0.0000
21	Production Expenses	0	0
22	Operation Supervision and Engineering	68,507	0
23	Water for Power	-930	0
24	Hydraulic Expenses	250,398	0
25	Electric Expenses	596,069	0
26	Misc Hydraulic Power Generation Expenses	111,495	0
27	Rents	0	0
28	Maintenance Supervision and Engineering	1,224	0
29	Maintenance of Structures	77,272	0
30	Maintenance of Reservoirs, Dams, and Waterways	44,225	0
31	Maintenance of Electric Plant	385,884	0
32	Maintenance of Misc Hydraulic Plant	327,968	0
33	Total Production Expenses (total 22 thru 32)	1,862,112	0
34	Expenses per net KWh	14.3691	0.0000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants) (Continued)

5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power, System control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."
6. Report as a separate plant any plant equipped with combinations of steam, hydro, internal combustion engine, or gas turbine equipment.

FERC Licensed Project No. 0 Plant Name: N/A (d)	FERC Licensed Project No. 0 Plant Name: (e)	FERC Licensed Project No. 0 Plant Name: (f)	Line No.
			1
			2
			3
			4
0.00	0.00	0.00	5
0	0	0	6
0	0	0	7
0	0	0	8
0	0	0	9
0	0	0	10
0	0	0	11
0	0	0	12
0	0	0	13
0	0	0	14
0	0	0	15
0	0	0	16
0	0	0	17
0	0	0	18
0	0	0	19
0.0000	0.0000	0.0000	20
0	0	0	21
0	0	0	22
0	0	0	23
0	0	0	24
0	0	0	25
0	0	0	26
0	0	0	27
0	0	0	28
0	0	0	29
0	0	0	30
0	0	0	31
0	0	0	32
0	0	0	33
0.0000	0.0000	0.0000	34

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	York Haven, York Haven Borough	T - A - G	115.00	2.40	4.80
2					
3					
4					
5					
6					
7					
8					
9					
10					
11		T - Transmission			
12		A - Attended			
13		G - At Generating			
14		Station			
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
42	2					1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities					
2	Water Pollution Control Facilities	3,435,010			3,545,433	3,545,433
3	Solid Waste Disposal Costs					
4	Noise Abatement Equipment					
5	Esthetic Costs					
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	3,435,010			3,545,433	3,545,433
9	Construction Work in Progress					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
York Haven Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	175,741	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	260,581	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	436,322	

Name of Respondent	This Report is:	Date of Report	Year of Report
York Haven Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

The estimates reported in column (b) are based on the following:

Line 1 is based on year-end environmental plant balances multiplied by applicable depreciation accrual rates.

Line 2 is based on ratio of environmental capital expenditures, as related to total capital expenditures multiplied by applicable FERC expense accounts.

INDEX

Schedule	Page No.

INDEX (continued)

Schedule	Page No.

Schedule	Page No.

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)		
Item 1: [X] An Initial (Original) Submission	OR [ ]	Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [X]	Conformed Copy

G-10

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
American Transmission Systems, Incorporated	Dec. 31, 2000

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Management of American Transmission Systems, Incorporated:

We have audited the balance sheet - regulatory basis of American Transmission Systems, Incorporated as of December 31, 2000 and the related statements of income - regulatory basis, retained earnings - regulatory basis and cash flows - regulatory basis for the year then ended, included on pages 110 through 123.2 of the accompanying Federal Energy Regulatory Commission Form 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 10, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and proprietary capital of American Transmission Systems, Incorporated as of December 31, 2000, and the results of its operations and its cash flows for the year then ended, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is intended solely for the information and use of the board of directors and management of American Transmission Systems, Incorporated and for filing with the Federal Energy Regulatory Commission and should not be used for any other purpose.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 16, 2001.

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules _______________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, mus be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original an six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or an other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality i whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent American Transmission Systems, Incorporated		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308		
05 Name of Contact Person Harvey L. Wagner		06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308		
08 Telephone of Contact Person, *Including Area Code* (330) 384-5296	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* / /

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Harvey L.Wagner	03 Signature /s/ Harvey L. Wagner	04 Date Signed *(Mo, Da, Yr)* 04/27/2001
02 Title Controller		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	none
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	none
44	Other Regulatory Liabilities	278	none
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	none
47	Sales for Resale	310-311	none
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	none
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	none
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	
58	Distribution of Salaries and Wages	354-355	none
59	Common Utility Plant and Expenses	356	none
60	Electric Energy Account	401	none
61	Monthly Peaks and Output	401	none
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	none
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	none
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	none
65	Generating Plant Statistics (Small Plants)	410-411	none
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	none
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	none
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[ ] Four copies will be submitted

[X] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Ohio
October 8, 1998

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Transmission Service - Ohio & Pennsylvania

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

American Transmission Systems, Incorporated is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Inc.	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	President	H. P. Burg	[redacted]
2	Executive Vice President and General Counsel	[redacted]	
3	Vice President and General Counsel	[redacted]	
4	Vice President	S. F. Szwed	This data has been purposely omitted herefrom
5	Corporate Secretary	N. C. Ashcom	
6	Treasurer	T. C. Navin	
7	Controller	H. L. Wagner	
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Name of Respondent American Transmission Systems, Incorporated	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp. (parent company of American Transmission Systems, Incorporated). This footnote pertains to all amounts shown in column (c).

Schedule Page: 104 Line No.: 2 Column: b

Resigned as Executive Vice President and General Counsel, effective midnight January 31, 2000.

Schedule Page: 104 Line No.: 3 Column: b

Elected Vice President and General Counsel, effective February 1, 2000.

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	H. Peter Burg	76 South Main Street, Akron, Ohio 44308
2	Presicent	
3		
4	Anthonly J. Alexander	76 South Main Street, Akron, Ohio 44308
5		
6	Richard H. Marsh	76 South Main Street, Akron, Ohio 44308
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10	Note: No Executive Committee has been appointed or elected.	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The Company did not close the stock book in 2000.	Total: 1 By Proxy: 1	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, Ohio 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	1	1		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	1	1		
7	FirstEnergy Corp. (100%)				
8	76 South Main Street				
9	Akron, Ohio 44308				
10					
11					
12					
13					
14					
15					
16					
17					
18					

Name of Respondent	This Report Is:	Date of Report	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of American Transmission Systems, Incorporated (ATSI), and GPU, Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. Effective September 1, 2000, ATSI as lessee became party to two material real property leases. The first ground lease is with lessors: Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company. This lease has a term length of 50 years ending December 31, 2049 with annual rent costs of $19,498,095 (paid quarterly in advance). The Finding and Order was entered February 17, 2000 in Case No. 98-1633-EL-UNC with the Public Utilities Commission of Ohio. The second ground lease is with the Pennsylvania Power Company as lessor. This lease has a term length of 50 years ending December 31, 2049 with annual rent costs of $1,303,674 (paid quarterly in advance). The Order was entered July 13, 2000 in Case No. A-110450F0016 with the Pennsylvania Public Utility Commission.

5. On October 27, 1999, the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Ohio Edison Company, Pennsylvania Power Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, ATSI. On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 Kv, 138 Kv and 69 Kv were sold to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. None

7. None

8. None

9. None

10. None

11.

12. None

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	0	1,194,240,960
3	Construction Work in Progress (107)	200-201	0	13,361,490
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		0	1,207,602,450
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	0	571,187,826
6	Net Utility Plant (Enter Total of line 4 less 5)		0	636,414,624
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		0	636,414,624
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	0	0
15	(Less) Accum. Prov. for Depr. and Amort. (122)		0	0
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	0	0
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		0	0
21	Special Funds (125-128)		0	0
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		0	0
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		0	163,864
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		0	0
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		0	4,847,341
30	Other Accounts Receivable (143)		0	844,959
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		0	0
32	Notes Receivable from Associated Companies (145)		0	0
33	Accounts Receivable from Assoc. Companies (146)		0	35,589,374
34	Fuel Stock (151)	227	0	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	0	0
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	0	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		0	0
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		0	0
49	Rents Receivable (172)		0	0
50	Accrued Utility Revenues (173)		0	0
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		0	41,445,538

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		0	0
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	0	0
58	Prelim. Survey and Investigation Charges (Electric) (183)		0	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		0	3,836
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	0	28,010,098
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		0	0
66	Accumulated Deferred Income Taxes (190)	234	0	146,846,447
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		0	174,860,381
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		0	852,720,543

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	0	1,000
3	Preferred Stock Issued (204)	250-251	0	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	0	277,981,454
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	0	19,536,657
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	0	0
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		0	297,519,111
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	0	0
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	339,253,518
19	Other Long-Term Debt (224)	256-257	0	0
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		0	0
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		0	339,253,518
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		0	0
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		0	0
27	Accumulated Provision for Pensions and Benefits (228.3)		0	0
28	Accumulated Miscellaneous Operating Provisions (228.4)		0	0
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		0	0
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		0	136,641
34	Notes Payable to Associated Companies (233)		0	0
35	Accounts Payable to Associated Companies (234)		0	13,637,102
36	Customer Deposits (235)		0	0
37	Taxes Accrued (236)	262-263	0	5,997,974
38	Interest Accrued (237)		0	0
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		0	0
43	Miscellaneous Current and Accrued Liabilities (242)		0	500,000
44	Obligations Under Capital Leases-Current (243)		0	0
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		0	20,271,717

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		0	0
48	Accumulated Deferred Investment Tax Credits (255)	266-267	0	15,809,869
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	0	27,886,129
51	Other Regulatory Liabilities (254)	278	0	0
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	0	151,980,199
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		0	195,676,197
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		0	852,720,543

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	71,725,257	
3	Operating Expenses			
4	Operation Expenses (401)	320-323	18,283,119	
5	Maintenance Expenses (402)	320-323	4,925,679	
6	Depreciation Expense (403)	336-337	9,388,236	
7	Amort. & Depl. of Utility Plant (404-405)	336-337	98,920	
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)			
13	Taxes Other Than Income Taxes (408.1)	262-263	212,000	
14	Income Taxes - Federal (409.1)	262-263	5,595,794	
15	- Other (409.1)	262-263	254,625	
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	5,133,752	
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266	-252,992	
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		43,639,133	
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		28,086,124	

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages 122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
71,725,257						2
						3
18,283,119						4
4,925,679						5
9,388,236						6
98,920						7
						8
						9
						10
						11
						12
212,000						13
5,595,794						14
254,625						15
5,133,752						16
						17
-252,992						18
						19
						20
						21
						22
43,639,133						23
28,086,124						24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		28,086,124	
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)			
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)			
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)			
34	Equity in Earnings of Subsidiary Companies (418.1)	119		
35	Interest and Dividend Income (419)			
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)			
38	Gain on Disposition of Property (421.1)			
39	TOTAL Other Income (Enter Total of lines 29 thru 38)			
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340		
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)			
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263		
47	Income Taxes-Federal (409.2)	262-263		
48	Income Taxes-Other (409.2)	262-263		
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277		
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)			
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)			
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)			
55	Interest Charges			
56	Interest on Long-Term Debt (427)			
57	Amort. of Debt Disc. and Expense (428)			
58	Amortization of Loss on Reaquired Debt (428.1)			
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340	8,777,038	
62	Other Interest Expense (431)	340		
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		227,571	
64	Net Interest Charges (Enter Total of lines 56 thru 63)		8,549,467	
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		19,536,657	
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		19,536,657	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		19,536,657
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		
30	Dividends Declared-Common Stock (Account 438)		
31			
32			
33			
34			
35	.		
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		19,536,657

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		19,536,657
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		
50	Equity in Earnings for Year (Credit) (Account 418.1)		
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	19,536,657
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	9,487,156
5	Amortization of	
6		
7		
8	Deferred Income Taxes (Net)	5,133,752
9	Investment Tax Credit Adjustment (Net)	-252,992
10	Net (Increase) Decrease in Receivables	-41,281,674
11	Net (Increase) Decrease in Inventory	
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	19,771,717
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other: Miscellaneous	372,195
19		
20		
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	12,766,811
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-10,583,321
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other: Miscellaneous	-137,200
32	Purchase of Assets from Associated Companies	-619,118,398
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-629,838,919
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other	
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-629,838,919
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	339,756,333
62	Preferred Stock	
63	Common Stock	277,982,454
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	617,738,787
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-502,815
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	617,235,972
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	163,864
87		
88	Cash and Cash Equivalents at Beginning of Year	
89		
90	Cash and Cash Equivalents at End of Year	163,864

Name of Respondent	This Report Is:	Date of Report	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Notes to Balance Sheet

1 - UTILITY PLANT

On September 1, 2000, FirstEnergy Corp. (FirstEnergy) transferred ownership and control of its electric utility operating companies' (Ohio Edison Company (OE), Pennsylvania Power Company (Penn), The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE)) transmission system assets to American Transmission Systems, Incorporated (ATSI), a wholly owned subsidiary of FirstEnergy. These major high-voltage transmission facilities consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 kV, 138 kV and 69 Kv. The facilities include lines, towers, poles, conductors, substations, transformers and other equipment. They were sold to ATSI at net book value as follows:

	OE	PP	CEI	TE
Utility Plant	$ 593,992,233	$ 125,400,955	$ 327,722,926	$ 149,214,955
Accum. Depreciation	(280,386,461)	(59,006,439)	(155,213,446)	(76,979,045)
CWIP	7,540,226	134,774	421,425	959,545
ITC	(8,429,930)	(2,462,140)	(3,424,557)	(1,746,234)
Net	$ 312,716,068	$ 64,067,150	$ 169,506,348	$ 71,449,221

2 - ACCOUNTS RECEIVABLE

Receivables from transmission customers include any electric utility (including the transmission provider and any power marketer), Federal power marketing agency, or any person generating electric energy for sale or resale. There are 37 interconnections with 6 neighboring control areas. This means that power may be moved across northern Ohio into markets to the north and east at a single transmission rate. ATSI's transmission system offers gateways into the east via high capacity ties with Pennsylvania-New Jersey-Maryland Interconnection LLC through Penelec, Duquesne Light Company and Allegheny Energy, Inc., to the north through multiple 345 kV high capacity ties with Michigan utilites, and to the south through ties with American Elecric Power (AEP) and Dayton Power & Light.

3 - Leases

OE, Penn, CEI and TE transferred all of their transmission structures, facilities and equipment to ATSI, but retained all the fee-owned land, easements, franchises and other land use rights. Land use is rented to ATSI under the terms and conditions of a ground lease approved by the Federal Energy Regulatory Commission (FERC). OE, Penn, CEI and TE reserve the right to use (and to permit authorized others to use) the land for any purpose that does not cause a violation of electrical safety code or applicable law or does not impair ATSI's ability to satisfy its service obligations. Additional uses of such land for ATSI facilities will require prior written approval from the applicable operating companies. ATSI will purchase directly any new property that may be acquired for transmission use.

4 - CAPITALIZATION

Long-term Debt --

Advances from Affiliated Companies --

FirstEnergy Corp. made an equity investment of $277,982,454 in ATSI that funded 45% of the purchase of the transmission facilities. The remaining $339,756,333 was financed with promissory notes payable to OE, CEI, TE and Penn as follows:

OE	$ 173,230,770
CEI	93,228,491
TE	39,297,072
Penn	34,000,000

Maturing long-term debt for the next five years are:

2001	$ 1,577,393
2002	1,702,010
2003	1,836,471
2004	1,981,556
2005	2,138,102

5 - COMMITMENTS AND CONTINGENCIES

Capital Expenditures --

The Company's current forecast reflects expenditures of approximately $112,000,000 for property additions and improvements from 2001-2005, of which approximately $21,000,000 is applicable to 2001.

Notes to Income Statement

6 - REVENUES

The Company's principal business is providing transmission services to electric energy providers or power marketers and receiving transmission related revenues from operation of the FirstEnergy transmission system.

7 - TRANSACTIONS WITH AFFILIATED COMPANIES

Revenues from OE, Penn, CEI and TE were $27,401,163, $5,125,758, $15,064,666 and $9,515,544, respectively, in 2000, and amounts paid to OE, Penn, CEI and TE primarily for the ground leases and interest expense were $12,634,148, $1,532,606, $6,766,747 and $2,900,424, respectively, in 2000.

FirstEnergy provides support services at cost to the Company. FirstEnergy billed the Company $4,246,315 in 2000.

8 - REGULATORY MATTERS

Name of Respondent	This Report is:	Date of Report	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

The Public Utilities Commission of Ohio (PUCO) approved the transfer of FirstEnergy's transmission facilities to ATSI in February 2000. Effective September 1, 2000, ATSI became the owner and operator of such facilities and assumed all responsibilities as transmission provider for the ATSI transmission system. ATSI plans, operates and maintains the transmission facilities of OE, Penn, CEI and TE (hereinafter "the ATSI transmission system"), in accordance with regional reliability council guidelines, industry standards, and applicable regulatory requirements to ensure that reliability of transmission service is maintained. ATSI provides transmission service under the rates, terms and conditions of its Open Access Tariff (FERC Electric Tariff, Second Revised Volume No. 1), and any service agreements executed thereunder. For purposes of its Open Access Tariff, all retail customers of OE, Penn, CEI and TE are considered native load customers of ATSI. ATSI fully succeeds to the native load obligations of OE, Penn, CEI and TE whose rates are unbundled under the Ohio transition plan and the Pennsylvania rate restructuring plan, who receive the same type, firmness and service priority of transmission service as they received as bundled retail customers.

ATSI represents a first step toward the goal of establishing or becoming part of a larger independent regional transmission organization (RTO). In working toward that goal, ATSI joined with nine other companies -- Ameren Corporation, AEP, ComEd, Consumers Energy Company, The Dayton Power and Light Company, The Detroit Edison Company, Illinois Power Company, Northern Indiana Public Service Co. and Virginia Electric and Power Company -- to form the Alliance RTO. On June 3, 1999, the Alliance submitted an application to the FERC to form an independent, for profit RTO. On December 15, 1999, the FERC issued an order conditionally approving the Alliance's application. On January 24, 2001, the Alliance received final FERC approval. ATSI is working with the Alliance to achieve operational status by the end of 2001.

9 - DEPRECIATION

The Company provides for depreciation on a straight-line basis over the estimated lives of property included in plant in service. The annual composite rate for the Company's transmission facilities was approximately 2.4% in 2000.

10 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements were prepared in accordance with the accounting requirements set forth in the Uniform System of Accounts and published accounting releases of the FERC, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,141,321,206	1,141,321,206
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified	52,919,754	52,919,754
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,194,240,960	1,194,240,960
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress	13,361,490	13,361,490
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,207,602,450	1,207,602,450
14	Accum Prov for Depr, Amort, & Depl	571,187,826	571,187,826
15	Net Utility Plant (13 less 14)	636,414,624	636,414,624
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	564,055,186	564,055,186
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	7,132,640	7,132,640
22	Total In Service (18 thru 21)	571,187,826	571,187,826
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	571,187,826	571,187,826

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)		
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
		12,313,679	12,313,679		4
		12,313,679	12,313,679		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		-1,147
45	(352) Structures and Improvements		2,134
46	(353) Station Equipment		367,033
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		281,974
49	(356) Overhead Conductors and Devices		124,807
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)		774,801
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment		
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)		
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)		
84	TOTAL (Accounts 101 and 106)		774,801
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)		774,801

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
		2,262,485	2,261,338		44
		40,913,940	40,916,074		45
		480,115,954	480,482,987		46
		201,211,281	201,211,281		47
		162,474,362	162,756,336		48
		281,626,422	281,751,229		49
		3,941,694	3,941,694		50
		4,039,352	4,039,352		51
		3,188,533	3,188,533		52
		1,179,774,023	1,180,548,824		53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
		20,327	20,327		72
		1,358,130	1,358,130		73
					74
					75
					76
					77
					78
					79
					80
		1,378,457	1,378,457		81
					82
		1,378,457	1,378,457		83
		1,193,466,159	1,194,240,960		84
					85
					86
					87
		1,193,466,159	1,194,240,960		88

Name of Respondent American Transmission Systems, Incorporated	This Report is: (1) X An Original (2) __A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -
(302)	-	-	-	-
(303)	-	-	-	-
Total	-	-	-	-
(310)	-	-	-	-
(311)	-	-	-	-
(312)	-	-	-	-
(314)	-	-	-	-
(315)	-	-	-	-
(316)	-	-	-	-
Total	-	-	-	-
(320)	-	-	-	-
(321)	-	-	-	-
(322)	-	-	-	-
(323)	-	-	-	-
(324)	-	-	-	-
(325)	-	-	-	-
Total	-	-	-	-
(341)	-	-	-	-
(345)	-	-	-	-
(346)	-	-	-	-
Total	-	-	-	-
(350)	-	(1,147)	2,262,485	2,261,338
(352)	-	2,134	835,073	837,207
(353)	-	367,033	27,877,072	28,244,105
(354)	-	-	6,511,255	6,511,255
(355)	-	281,974	3,375,635	3,657,609
(356)	-	124,807	11,268,868	11,393,675
(357)	-	-	-	-
(358)	-	-	-	-
(359)	-	-	14,565	14,565
Total	-	774,801	52,144,953	52,919,754

Name of Respondent American Transmission Systems, Incorporated	This Report is: (1) X An Original (2) __A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(360)	-	-	-	-
(361)	-	-	-	-
(362)	-	-	-	-
(364)	-	-	-	-
(365)	-	-	-	-
(366)	-	-	-	-
(367)	-	-	-	-
(368)	-	-	-	-
(369)	-	-	-	-
(370)	-	-	-	-
(371)	-	-	-	-
(373)	-	-	-	-
Total	-	-	-	-
(389)	-	-	-	-
(390)	-	-	-	-
(391)	-	-	-	-
(392)	-	-	-	-
(393)	-	-	-	-
(394)	-	-	-	-
(395)	-	-	-	-
(396)	-	-	-	-
(397)	-	-	-	-
(398)	-	-	-	-
Total	-	-	-	-
GR TOTAL	$ -	$ 774,801	$ 52,144,953	$ 52,919,754

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Bay Shore - 1180W - Jeep 138KV Reconductor	137,318
2	Central Region - 1163S - Cuyahoga Falls Muni-2nd Delivery Point	68,037
3	Central Region - 1600S - Rittman Sub-Install Capacitor Bank	202,676
4	Central Region - 1808A - Dale-South Akron 138KV Line Rehabilitation	54,338
5	Eastern Region - 15S64 - Boardman-Replace Insulator, Disconnect & Air Switch	201,654
6	Northern Region - 1168S - Juniper - Replace 345KV Breaker S467	170,901
7	Southern Region - 1022S - East Springfield-Install DFR	47,927
8	System - 1659S - Transmission Substations	4,338,639
9	System - 300US - Miscellaneous Utility Reimbursements	79,898
10	Transmission - 1016P - London/Deer 69 KV Reinforcement	32,668
11	Transmission - 1079N - Fowles to Pleasant Valley 138KV Reconductoring	373,884
12	Transmission - 10Y36 - Digital Telemetering Transmitters	33,910
13	Transmission - 1112S - 69KV Capacitor Bank Installations	249,200
14	Transmission - 1134S - Shinrock Sub Replace No. 1 Transformer	888,498
15	Transmission - 1139S - Highland 345KV Transformer Addition	283,370
16	Transmission - 1143S - Masury 69KV Switch & Insulators	301,349
17	Transmission - 1144S - Shalersville 138-69KV Substation	441,896
18	Transmission - 1173S - Rebuild Midway-Napolean 69KV Line	66,998
19	Transmission - 1174S - Carlisle-Install DFR	61,496
20	Transmission - 1301S - Hoytdale 345-138KV Transformer	318,451
21	Transmission - 1310S - Maple 138KV Capacitor Bank	32,726
22	Transmission - 1601S - MaClean - Repair #1 TR	393,865
23	Transmission - 1603S - Bay Shore/Davis Besse Loadability	51,226
24	Transmission - 1654S - Village of Genoa Delivery Points	32,610
25	Transmission - 17S18 - Highway Widening Project	441,969
26	Transmission - 1907S - Transmission Sub Blanket	306,929
27	West Lorain - 1158S - Substation Expansion	965,402
28	West Lorain - 1191S - Combustion Turbines	2,274,358
29	Western Region - 1052W - Chrysler/Jeep New 138KV Sub	245,169
30	Western Region - 1054W - Allen Junction-Lyons 138KV CCA Poles	61,887
31	All Other	202,241
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	13,361,490

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company Engineering and Supervision	74,572
3	Engineering by Outside Companies	
4		
5	Federal and State Payroll Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	
7		
8	General Administrative	
9	Salaries and Expenses	88,020
10	Benefit Costs and Payroll Taxes	487,798
11		
12	Pension and Benefit Costs exclusive of amount related to salaries transferred from	
13	Administrative Expenses	434,717
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	1,085,107

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

For construction overhead, refer to attached footnote.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalized AFUDC at a rate which is the lesser of the rate computed by applying the formula prescribed by FERC, which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the embedded cost of long-term debt rate during 2000.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D 337,676,125	53.16	d 7.75
4	Preferred Stock	P		p
5	Common Equity	C 297,519,111	46.84	c 11.50
6	Total Capitalization	635,195,236	100%	
7	Average Construction Work in Progress Balance	W 1,476,709		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 4.12

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 5.39

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 7.75
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Engineering and Supervision

(a) Generally, planning, design/engineering and supervision costs of transmission construction projects, including outside professional engineering services, are directly charged to transmission construction projects. Otherwise, such costs are accumulated in distributable construction work in progress projects by billed charges from payrolls, invoices, vouchers, etc. Charges to the distributable projects are distributed to each transmission construction project on the basis of billed labor and material charges on a monthly basis. No distribution is made to projects which are direct purchases of equipment only.

(b) Engineering and supervision costs not specifically chargeable to projects covered in (a), together with clerical expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all transmission construction projects on the basis of billed labor charges.

(c) Engineering and supervision charged or distributed to each transmission construction project is assigned pro rata to the classified plant accounts for such project at the time a project is cleared from construction work in progress on the basis of total billed labor and material charges.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all transmission construction projects on the basis of charges thereto for billed labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each transmission construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total billed labor and material charges.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to transmission construction projects on the basis of billed payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all transmission construction projects on the basis of charges thereto for billed labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each transmission construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total billed labor and material charges thereto.

Name of Respondent	This Report is:	Date of Report	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) __ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to transmission construction projects, on the basis of charges thereto for billed labor, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each transmission construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total billed labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total billed labor charged thereto.

(b) Each month the amount so charged is distributed pro rata to transmission construction projects on the basis of charges thereto for billed labor, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each transmission construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total billed labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific transmission construction projects are charged directly to such transmission construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year				
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	2,417,916	2,417,916		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	2,417,916	2,417,916		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal	1,114,115	1,114,115		
13	Salvage (Credit)	2,404,009	2,404,009		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	-1,289,894	-1,289,894		
15	Other Debit or Cr. Items (Describe):	560,347,376	560,347,376		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	564,055,186	564,055,186		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	563,728,879	563,728,879		
24	Distribution				
25	General	326,307	326,307		
26	TOTAL (Enter Total of lines 18 thru 25)	564,055,186	564,055,186		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from the FirstEnergy Operating Companies to American Transmission System, Inc. for electric plant transferred in the amount of $560,347,376.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Ohio Real & Personal Prop Tax		27,886,129			27,886,129
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
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22						
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41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress					123,969
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL					28,010,098

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Tax Basis Step-Up		140,872,079
3	Unamortized ITC		5,759,191
4	Organization Costs		215,177
5			
6			
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)		146,846,447
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)		
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)		146,846,447

Notes

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	850		
2				
3	Total Common Stock	850		
4				
5	Preferred Stock (Account 204)			
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
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27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
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38				
39				
40				
41				
42				

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
1	1,000					1
						2
1	1,000					3
						4
						5
						6
						7
						8
						9
						10
						11
						12
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						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2		
3	Reductions in Par on Stated Value of Capital Stock (Account 209)	
4		
5	Gain on Resale or Cancellation of Reaquired Cap Stock (Account 210)	
6		
7	Miscellaneous Paid-in Capital (Account 211)	
8		
9	Balance at Beginning of Year	
10		
11	Add:	
12	Asset Transferred	277,981,454
13		
14	Total-Balance at End of Year	277,981,454
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	277,981,454

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221 - BONDS		
2			
3	ACCOUNT 222 - REACQUIRED BONDS		
4			
5	ACCOUNT 223 - ADVANCES FROM ASSOCIATED COMPANIES		
6			
7	7.75% Note Payable to Ohio Edison Company	173,230,770	
8			
9	7.75% Note Payable to Pennsylvania Power Company	34,000,000	
10			
11	7.75% Note Payable to Cleveland Electric Illuminating Company	93,228,491	
12			
13	7.75% Note Payable to Toledo Edison Company	39,297,072	
14			
15	SUBTOTAL	339,756,333	
16			
17	ACCOUNT 224 - OTHER LONG-TERM DEBT		
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	339,756,333	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
						5
						6
09/01/2000	06/30/2040	09/01/2000	06/30/2040	173,003,319	4,475,128	7
						8
09/01/2000	06/30/2030	09/01/2000	06/30/2030	33,898,641	878,333	9
						10
09/01/2000	06/30/2040	09/01/2000	06/30/2040	93,106,083	2,408,403	11
						12
09/01/2000	06/30/2040	09/01/2000	06/30/2040	39,245,475	1,015,174	13
						14
				339,253,518	8,777,038	15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				339,253,518	8,777,038	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256 Line No.: 15 Column: h

Account 223- Changes to this account were due to debt issued and principal repayments made during the year as follows:

Series	Outstanding
7.75% Due 2040 - OE	173,230,770
7.75% Due 2030 - PP	34,000,000
7.75% Due 2040 - CE	93,228,491
7.75% Due 2040 - TE	39,297,072
7.75% Due 2040 - OE	(227,451)
7.75% Due 2030 - PP	(101,359)
7.75% Due 2040 - CE	(122,408)
7.75% Due 2040 - TE	(51,597)
	339,253,518

Schedule Page: 256 Line No.: 15 Column: i

The total interest expense associated with advances from Ohio Edison Company Pennsylvania Power Company, Cleveland Electric Illuminating Company and Toledo Edison Company are recorded in Account 430. For further information on the Interest on Debt to Associated Companies, refer to page 340.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	19,536,657
2		
3		
4	Taxable Income Not Reported on Books	
5		
6		
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	Federal Income Tax - Current Liability	5,385,388
11	Deferred Income Taxes	5,133,752
12	ITC Amortization	-252,992
13	Other	450,839
14	Income Recorded on Books Not Included in Return	
15	Allowance for Funds Used During Construction	-227,572
16		
17		
18		
19	Deductions on Return Not Charged Against Book Income	
20	Additional Depreciation	-14,639,249
21		
22		
23		
24		
25		
26		
27	Federal Tax Net Income	15,386,823
28	Show Computation of Tax:	
29	Net Liability @ 35%	5,385,388
30		
31		
32		
33		
34		
35		
36		
37		
38		
39	Basis of Allocation: Federal income tax liability is allocated on the	
40	basis of each member's United States Federal tax liability. The total	
41	tax liability of each member will be no more than if it were to file	
42	separate returns. This is in accordance with S.E.C. Rule U45(b)(6) as	
43	amended, Internal Revenue Code Section 1552 and Treasury Regulation	
44	1.1502-33(d)(2)(i).	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 13 Column: b

Federal Income Tax - Adjustment	210,406
State Income Tax - Adjustment	64,445
Capitalized Interest	175,988
	450,839

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1: Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.

2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.

3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.

4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR: Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Income Tax - Federal			5,595,794		
2	Subtotal			5,595,794		
3						
4	Income Tax - State - PA			190,180		
5	Subtotal			190,180		
6						
7	Income Tax - State - OH			52,422	52,422	
8	Subtotal			52,422	52,422	
9						
10	Income Tax - Local			12,023	12,023	
11	Subtotal			12,023	12,023	
12						
13	PA Franchise Tax					
14	2000			200,000		
15	Subtotal			200,000		
16						
17	PA Gross Receipts Tax					
18	2000			12,000		
19	Subtotal			12,000		
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL			6,062,419	64,445	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
5,595,794						1
5,595,794						2
						3
190,180						4
190,180						5
						6
						7
						8
						9
						10
						11
						12
						13
200,000						14
200,000						15
						16
						17
12,000						18
12,000						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
5,997,974						41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Begining of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%				411.4	1,347	8,556
3	4%				411.4	6,128	208,423
4	7%						
5	10%				411.4	209,513	13,701,262
6	6%				411.4	36,004	2,144,620
7							
8	TOTAL					252,992	(16,062,861)
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
7,209	2.01		2
202,295	11.00		3
			4
13,491,749	21.46		5
2,108,616	19.52		6
			7
15,809,869			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: g

The $16,062,861 adjustment represents ITC relating to assets purchased from Ohio Edison Company, Cleveland Electric Illuminating Company, Toledo Edison Company and Pennsylvania Power Company during 2000.

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Ohio Real Estate and Personal					
2	Property Tax				27,886,129	27,886,129
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL				27,886,129	27,886,129

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric		151,980,199	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)		151,980,199	
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru		151,980,199	
10	Classification of TOTAL			
11	Federal Income Tax		145,791,365	
12	State Income Tax		6,188,834	
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits		Balance at End of Year	Line No.
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
						151,980,199	2
							3
							4
						151,980,199	5
							6
							7
							8
						151,980,199	9
							10
						145,791,365	11
						6,188,834	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales		
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)		
5	Large (or Ind.) (See Instr. 4)		
6	(444) Public Street and Highway Lighting		
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers		
11	(447) Sales for Resale		
12	TOTAL Sales of Electricity		
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds		
15	Other Operating Revenues		
16	(450) Forfeited Discounts		
17	(451) Miscellaneous Service Revenues		
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	3,564	
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	71,721,693	
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	71,725,257	
27	TOTAL Electric Operating Revenues	71,725,257	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
				2
[redacted]				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14

Line 12, column (b) includes $ 0 of unbilled revenues.

Line 12, column (d) includes 0 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering		
5	(501) Fuel		
6	(502) Steam Expenses		
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses		
10	(506) Miscellaneous Steam Power Expenses		
11	(507) Rents		
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)		
14	Maintenance		
15	(510) Maintenance Supervision and Engineering		
16	(511) Maintenance of Structures		
17	(512) Maintenance of Boiler Plant		
18	(513) Maintenance of Electric Plant		
19	(514) Maintenance of Miscellaneous Steam Plant		
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)		
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)		
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering		
25	(518) Fuel		
26	(519) Coolants and Water		
27	(520) Steam Expenses		
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses		
31	(524) Miscellaneous Nuclear Power Expenses		
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)		
34	Maintenance		
35	(528) Maintenance Supervision and Engineering		
36	(529) Maintenance of Structures		
37	(530) Maintenance of Reactor Plant Equipment		
38	(531) Maintenance of Electric Plant		
39	(532) Maintenance of Miscellaneous Nuclear Plant		
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)		
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)		
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering		
63	(547) Fuel		
64	(548) Generation Expenses		
65	(549) Miscellaneous Other Power Generation Expenses		
66	(550) Rents		
67	TOTAL Operation (Enter Total of lines 62 thru 66)		
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		
71	(553) Maintenance of Generating and Electric Plant		
72	(554) Maintenance of Miscellaneous Other Power Generation Plant		
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)		
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)		
75	E. Other Power Supply Expenses		
76	(555) Purchased Power		
77	(556) System Control and Load Dispatching	582,208	
78	(557) Other Expenses		
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	582,208	
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	582,208	
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	569,897	
84	(561) Load Dispatching	635,721	
85	(562) Station Expenses	7,274	
86	(563) Overhead Lines Expenses	117	
87	(564) Underground Lines Expenses		
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	11,653,489	
90	(567) Rents		
91	TOTAL Operation (Enter Total of lines 83 thru 90)	12,866,498	
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		
94	(569) Maintenance of Structures	122,121	
95	(570) Maintenance of Station Equipment	21,945	
96	(571) Maintenance of Overhead Lines	7,866	
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant	4,707,122	
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	4,859,054	
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	17,725,552	
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	16,823	
106	(582) Station Expenses		
107	(583) Overhead Line Expenses		
108	(584) Underground Line Expenses		
109	(585) Street Lighting and Signal System Expenses		
110	(586) Meter Expenses		
111	(587) Customer Installations Expenses		
112	(588) Miscellaneous Expenses	7,307	
113	(589) Rents		
114	TOTAL Operation (Enter Total of lines 103 thru 113)	24,130	
115	Maintenance		
116	(590) Maintenance Supervision and Engineering		
117	(591) Maintenance of Structures		
118	(592) Maintenance of Station Equipment		
119	(593) Maintenance of Overhead Lines		
120	(594) Maintenance of Underground Lines		
121	(595) Maintenance of Line Transformers		
122	(596) Maintenance of Street Lighting and Signal Systems		
123	(597) Maintenance of Meters		
124	(598) Maintenance of Miscellaneous Distribution Plant		
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)		
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	24,130	
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision		
130	(902) Meter Reading Expenses		
131	(903) Customer Records and Collection Expenses		
132	(904) Uncollectible Accounts		
133	(905) Miscellaneous Customer Accounts Expenses		
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)		
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision		
138	(908) Customer Assistance Expenses		
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses		
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)		
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	744,870	
152	(921) Office Supplies and Expenses	3,904,254	
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed		
156	(924) Property Insurance		
157	(925) Injuries and Damages		
158	(926) Employee Pensions and Benefits	2,499	
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	83,498	
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses		
163	(930.2) Miscellaneous General Expenses	75,162	
164	(931) Rents		
165	TOTAL Operation (Enter Total of lines 151 thru 164)	4,810,283	
166	Maintenance		
167	(935) Maintenance of General Plant	66,625	
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	4,876,908	
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	23,208,798	

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.
2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.
3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	0
3. Total Part-Time and Temporary Employees	0
4. Total Employees	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Orion Power			OS
2	Michigan Electric Power			OS
3	Cinergy Services			OS
4	American Municipal Power - Ohio			OS
5	Cargill-Alliant, LLC			OS
6	Dayton Power & Light			OS
7	DTE Energy Trading			OS
8	American Electric Power			OS
9	Duke Energy			OS
10	Constellation Power			OS
11	Engage Energy			OS
12	Public Service Electric & Gas			OS
13	PP&L Energy			OS
14	Niagra Mohawk Energy			OS
15	PG&E Energy			OS
16	Enron Power Marketing			OS
17				
	TOTAL			

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.
AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. *Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract.* Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
				1,262,416	1,262,416	1
				187,227	187,227	2
				120,812	120,812	3
				215,148	215,148	4
				90,893	90,893	5
				141,331	141,331	6
				89,563	89,563	7
				95,853	95,853	8
				17,814	17,814	9
				39,616	39,616	10
				37,329	37,329	11
				29,780	29,780	12
				24,616	24,616	13
				3,200	3,200	14
				18,381	18,381	15
				11,963	11,963	16
						17
			0	2,793,500	2,793,500	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	2,937,873		2,937,873	1
	2,699,258		2,699,258	2
	956,691		956,691	3
	3,048,145		3,048,145	4
	383,479		383,479	5
	375,533		375,533	6
	271,047		271,047	7
	207,677		207,677	8
	171,344		171,344	9
	159,918		159,918	10
	116,864		116,864	11
	109,537		109,537	12
	72,100		72,100	13
	56,708		56,708	14
	46,543		46,543	15
	35,511		35,511	16
				17
0	**71,323,205**	**0**	**71,323,205**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Williams Energy			OS
2	New Energy			OS
3	Conectiv Energy			OS
4	Dynegy Power Marketing			OS
5	Koch Energy Services			OS
6	CMS Marketing			OS
7	Southern Company			OS
8	Aquila Power			OS
9	Tenaska Power			OS
10	Allegheny Energy			OS
11	Reliant Energy			OS
12	Merrill Lynch Capital			OS
13	Coral Power			OS
14	Duquesne Light Company			OS
15	Boro of Zelienople			OS
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
				8,576	8,576	1
				7,385	7,385	2
				6,699	6,699	3
				3,764	3,764	4
				5,045	5,045	5
				4,752	4,752	6
				2,029	2,029	7
				1,941	1,941	8
				800	800	9
				750	750	10
				574	574	11
				212	212	12
						13
				42,104	42,104	14
						15
						16
						17
			0	2,793,500	2,793,500	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	29,075		29,075	1
	28,425		28,425	2
	24,127		24,127	3
	21,537		21,537	4
	15,394		15,394	5
	15,278		15,278	6
	6,771		6,771	7
	6,705		6,705	8
	2,878		2,878	9
	2,473		2,473	10
	2,353		2,353	11
	1,440		1,440	12
	645		645	13
	1,737,671		1,737,671	14
	43,128		43,128	15
				16
				17
0	71,323,205	0	71,323,205	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	FirstEnergy Trading Services			OS
2	FirstEnergy Corp.			OS
3	Cleveland Electric Illuminating			LF
4	Ohio Edison Company			LF
5	Pennsylvania Power Company			LF
6	The Toledo Edison Company			LF
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
				322,927	322,927	1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	2,793,500	2,793,500	

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	868,906		868,906	1
	6,469,205		6,469,205	2
	13,658,661		13,658,661	3
	24,355,695		24,355,695	4
	4,560,750		4,560,750	5
	7,823,860		7,823,860	6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	71,323,205	0	71,323,205	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 1 Column: b

Applies to all OS Statistical Classification Codes in the column: The Company received energy from various entities including - American Electric Power, Allegheny Power System, Duquesne Light, Dayton Power & Light, FirstEnergy Corp., Michigan Electric Coordination System, and PJM Interconnection Association.

Schedule Page: 328 Line No.: 1 Column: c

Applies to all OS Statistical Classification Codes in the column: The Company delivered energy to various entities including - American Electric Power, Allegheny Power System, Duquesne Light, Dayton Power & Light, FirstEnergy Corp., Michigan Electric Coordination System, and PJM Interconnection Association.

Schedule Page: 328 Line No.: 1 Column: d

Applies to all OS Statistical Classification Codes in the column: The Company provided both firm and non-firm transmission services.

Schedule Page: 328.2 Line No.: 1 Column: a

Associated Company.

Schedule Page: 328.2 Line No.: 1 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328.2 Line No.: 2 Column: a

Associated Company.

Schedule Page: 328.2 Line No.: 2 Column: d

Point to point transmission services for wholesale power marketing.

Schedule Page: 328.2 Line No.: 2 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328.2 Line No.: 3 Column: a

Associated Company.

Schedule Page: 328.2 Line No.: 3 Column: d

Applies to all LF Statistical Classification Codes in the column: FirstEnergy Corp. network transmission service.

Schedule Page: 328.2 Line No.: 3 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328.2 Line No.: 4 Column: a

Associated Company.

Schedule Page: 328.2 Line No.: 4 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328.2 Line No.: 5 Column: a

Associated Company.

Schedule Page: 328.2 Line No.: 5 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328.2 Line No.: 6 Column: a

Associated Company.

Schedule Page: 328.2 Line No.: 6 Column: e

FirstEnergy Sales Tariff.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	20,731
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	59,339
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Transfer of Charges between Administrative and	
7	General Expenses and Other Work in Progress	-7,304
8	All Others (2 Items)	2,396
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	75,162

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Acccunts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant		98,920		98,920
2	Steam Production Plant				
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	9,375,986			9,375,986
8	Distribution Plant				
9	General Plant	12,250			12,250
10	Common Plant-Electric				
11	TOTAL	9,388,236	98,920		9,487,156

B. Basis for Amortization Charges

Column C represents amortization of the cost of the following:

AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 336 Line No.: 11 Column: b

Includes $6,970,320 for depreciation expense associated with Balance Sheet Account 102.

Schedule Page: 336 Line No.: 11 Column: c

Includes $74,190 for depreciation expense associated with Balance Sheet Account 102.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2		
3	Miscellaneous Income Deductions	
4	Donations (Account 426.1)	
5	Life Insurance (Account 426.2)	
6	Penalties (Account 426.3)	
7	Expenditures for Certain Civil, Political, and	
8	Related Activities (Account 426.4)	
9	Other Deductions (Account 426.5)	
10		
11	Interest on Debt to Associated Companies	
12	(Account 430)	
13	Cleveland Electric Illuminating Company -	
14	Note Payable - 7.75%	2,408,403
15	Ohio Edison Company -	
16	Note Payable - 7.75%	4,475,128
17	Pennsylvania Power Company -	
18	Note Payable - 7.75%	878,333
19	Toledo Edison Company -	
20	Note Payable - 7.75%	1,015,174
21		
22	Total 430	8,777,038
23		
24	Other Interest Expense (Account 431)	
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Restructuring Transition Costs		60,160	60,160	
2					
3	2) Miscellaneous		23,338	23,338	
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL		83,498	83,498	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
Electric	928	60,160					1
							2
Electric	928	23,338					3
							4
							5
							6
							7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		83,498					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2		
3		
4		
5		
6	B. Electric R, D & D Performed Externally	
7	(1) Research Support to the Electric	EPRI - Research Subscription
8	Power Research Institute	
9		
10		
11		
12		
13		
14		
15		
16	Total	
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. *Show in column (f) the amounts related to the account charged in column (e)*
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No.
					1
					2
					3
					4
					5
					6
	59,339	93081	59,339		7
					8
					9
					10
					11
					12
					13
					14
					15
	59,339		59,339		16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Ashtabula	Erie West (Penelec)	345.00	345.00	Steel Tower	14.92		1
2	Avon	Beaver #1	345.00	345.00	Steel Tower	16.16		1
3	Avon	Beaver #2	345.00	345.00	Steel Tower	1.80	12.61	1
4	Avon	Beaver #2	345.00	345.00	Steel Pole	1.80		1
5	Avon	Juniper	345.00	345.00	Steel H Frame	44.05		1
6	Bay Shore	Fostoria Central	345.00	345.00	Steel Tower	20.03		1
7	Bay Shore	Monroe	345.00	345.00	Steel Tower	7.43		1
8	Bay Shore	Monroe	345.00	345.00	Steel Tower	1.00		1
9	Beaver	Carlisle	345.00	345.00	Steel Tower	17.80		1
10	Beaver	Davis Besse	345.00	345.00	Steel Pole	1.66		1
11	Beaver	Davis Besse	345.00	345.00	Steel Tower	54.62	3.55	1
12	Beaver Valley	Hanna	345.00	345.00	Steel Tower		52.02	1
13	Beaver Valley	Hanna	345.00	345.00	Wood H Frame	0.69		1
14	Beaver Valley	Hanna	345.00	345.00	Steel Tower	6.40		1
15	Beaver Valley	Sammis	345.00	345.00	Steel Tower	13.57		1
16	Beaver Valley	Sammis	345.00	345.00	Wood H Frame	0.21		1
17	Carlisle	Star	345.00	345.00	Steel Tower	33.39	1.73	1
18	Carlisle	Star	345.00	345.00	Wood H Frame	1.15		1
19	Chamberlin	Harding	345.00	345.00	Wood H Frame	17.54		1
20	Chamberlin	Mansfield	345.00	345.00	Steel Tower	73.04	0.70	1
21	Chamberlin	Mansfield	345.00	345.00	Steel Tower	8.40		1
22	Chamberlin	Mansfield	345.00	345.00	Steel Pole	4.53		1
23	Davis Besse	Bay Shore	345.00	345.00	Steel Tower	20.67		1
24	Davis Besse	Lemoyne	345.00	345.00	Steel Tower	21.50		1
25	Eastlake	Juniper	345.00	345.00	Steel Tower	36.82		1
26	Hanna	Canton Central	345.00	345.00	Steel Tower	26.60		1
27	Hanna	Highland	345.00	345.00	Steel Tower	0.70		1
28	Hanna	Highland	345.00	345.00	Wood H Frame	23.76		1
29	Harding	Fox	345.00	345.00	Steel Pole	5.20		2
30	Highland	Mansfield (Oh)	345.00	345.00	Steel Pole	0.16		1
31	Highland	Mansfield (Oh)	345.00	345.00	Steel Tower	40.61		1
32	Highland	Mansfield (Pa)	345.00	345.00	Steel Tower	10.40		1
33	Highland	Shenango (Oh)	345.00	345.00	Steel Tower	3.71		1
34	Highland	Shenango (Oh)	345.00	345.00	Steel Pole	2.01		1
35	Highland	Shenango (Oh)	345.00	345.00	Wood H Frame	13.60		1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
(i)	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
954 ACSR		883,168	883,168					1
954 ACSR		3,383,893	3,383,893					2
954 ACSR		3,603,281	3,603,281					3
954 ACSR								4
954 ACSR		31,381,907	31,381,907					5
1024ACSR		2,803,422	2,803,422					6
1024ACSR		305,959	305,959					7
2253ACSR								8
954ACSR		3,022,728	3,022,728					9
954ACSR		9,899,615	9,899,615					10
954ACSR								11
954ACSR		4,693,736	4,693,736					12
954ACSR								13
1024ACSR								14
954ACSR	383,292	2,463,831	2,847,123					15
954ACSR								16
954ACSR		4,198,287	4,198,287					17
954ACSR								18
954ACSR		18,400,756	18,400,756					19
954ACSR	257,604	29,267,744	29,525,348					20
1024ACSR								21
954ACSR								22
954ACSR		3,056,340	3,056,340					23
954ACSR		2,767,944	2,767,944					24
954ACSR		5,974,921	5,974,921					25
954ACSR		1,817,838	1,817,838					26
954ACSR		2,723,648	2,723,648					27
954ACSR								28
954ACSR		3,194,454	3,194,454					29
954ACSR	159,132	10,851,595	11,010,727					30
954ACSR								31
954ACSR		394,597	394,597					32
954ACSR		4,826,403	4,826,403					33
954ACSR								34
954ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Highland	Shenango (Pa)	345.00	345.00	Steel Tower	4.28		1
2	Hoytdale	Shenango (Pa)	345.00	345.00	Steel Tower	23.82	7.11	1
3	Hyatt	Tangy	345.00	345.00	Steel Tower	3.09		1
4	Inland	Harding	345.00	345.00	Steel Pole	2.10	2.16	1
5	Juniper	Hanna	345.00	345.00	Steel Tower	27.88	0.07	1
6	Juniper	Harding	345.00	345.00	Steel Pole	4.24		1
7	Juniper	Harding	345.00	345.00	Steel Tower	3.63		1
8	Juniper	Star	345.00	345.00	Steel Tower	8.56	9.60	1
9	Juniper	Star	345.00	345.00	Steel H Frame	11.36		1
10	Lemoyne	Majestic	345.00	345.00	Steel Tower		18.31	1
11	Lemoyne	Majestic	345.00	345.00	Steel Tower		1.00	1
12	Lemoyne	Midway	345.00	345.00	Steel Tower	24.50		1
13	Lemoyne	Fostoria Central	345.00	345.00	Steel Tower		4.15	1
14	Mansfield	Beaver Valley #1	345.00	345.00	Steel Tower	2.00		1
15	Mansfield	Beaver Valley #2	345.00	345.00	Steel Tower	1.50		1
16	Mansfield	Crescent	345.00	345.00	Steel Tower	0.12		1
17	Mansfield	Hoytdale	345.00	345.00	Steel Tower	22.38		1
18	Marysville	Tangy	345.00	345.00	Steel Tower		3.09	1
19	Midway	Allen Junction	345.00	345.00	Steel Tower	23.53		1
20	Midway	Allen Junction	345.00	345.00	Steel Pole	9.65		1
21	Perry	Ashtabula	345.00	345.00	Steel Tower	23.32		1
22	Perry	Eastlake	345.00	345.00	Steel Tower	20.48		1
23	Perry	Harding	345.00	345.00			52.86	1
24	Perry	Harding	345.00	345.00			2.10	1
25	Perry	Inland	345.00	345.00	Steel Pole	11.37		1
26	Perry	Inland	345.00	345.00	Steel Tower	43.65		1
27	South Canton	Star	345.00	345.00	Steel Tower	33.42		1
28	W.H. Sammis	Highland	345.00	345.00	Steel Tower	49.45	0.07	1
29	W.H. Sammis	South Canton	345.00	345.00	Steel Tower	46.69		1
30	W.H. Sammis	Star	345.00	345.00	Wood H Frame	1.87		1
31	W.H. Sammis	Star	345.00	345.00	Steel Tower	66.86		1
32	W.H. Sammis	Wylie Ridge	345.00	345.00	Steel Tower	4.33	0.06	1
33	345kv Spare Plant							
34	345KV Expenses							
35	Total 345kv Lines					1,020.01	171.19	68
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
954ACSR		689,224	689,224					1
954ACSR		3,659,955	3,659,955					2
954ACSR		2,771,230	2,771,230					3
954ACSR		1,733,229	1,733,229					4
954ACSR		1,859,852	1,859,852					5
954ACSR		20,156,422	20,156,422					6
954ACSR								7
954ACSR		6,883,340	6,883,340					8
954ACSR								9
1024ACSR		1,218,668	1,218,668					10
2253ACSR								11
954ACSR		3,220,610	3,220,610					12
1024ACSR		272,571	272,571					13
1024ACSR		934,264	934,264					14
1024ACSR	88,023	824,616	912,639					15
954ACSR		158,306	158,306					16
954ACSR		8,220,600	8,220,600					17
954ACSR		431,212	431,212					18
954ACSR		8,504,490	8,504,490					19
954ACSR								20
954ACSR		1,175,789	1,175,789					21
954ACSR		5,854,510	5,854,510					22
954ACSR		7,663,004	7,663,004					23
954ACSR								24
954ACSR		43,028,176	43,028,176					25
954ACSR								26
954ACSR		3,940,184	3,940,184					27
954ACSR		4,921,189	4,921,189					28
954ACSR		3,787,153	3,787,153					29
954ACSR		6,046,390	6,046,390					30
954ACSR								31
954ACSR		1,251,164	1,251,164					32
		183,776	183,776					33
				49,098	523,163		572,261	34
	888,051	289,305,991	290,194,042	49,098	523,163		572,261	35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Allen Jct	Jackman	138.00	138.00	Wood Pole	0.63		1
2	Allen Jct	Jackman	138.00	138.00	Steel Tower	8.53		1
3	Allen Jct	Jackman	138.00	138.00	Steel Pole	2.19		1
4	Allen Jct	Stryker	138.00	138.00	Wood Pole	10.40		1
5	Allen Jct	Stryker	138.00	138.00	Wood Pole	39.66		1
6	Allen Jct	Vulcan	138.00	138.00	Wood Pole	0.01		1
7	Allen Jct	Vulcan	138.00	138.00	Steel Tower	2.46		1
8	Allen Jct	Vulcan	138.00	138.00	Wood Pole	5.69		1
9	Allen Jct	Vulcan	138.00	138.00	Steel Pole	5.31		1
10	Allen Jct	Westgate	138.00	138.00	Wood Pole	5.34		1
11	Allen Jct	Westgate	138.00	138.00	Steel Pole	0.67	4.29	1
12	Angola	Eber - Vulcan	138.00	138.00	Steel Pole	1.72		1
13	Angola	Eber - Vulcan	138.00	138.00	Wood Pole	10.90		1
14	Angola	Midway	138.00	138.00	Wood Pole	7.34		1
15	Angola	Midway	138.00	138.00	Steel Pole	13.71		1
16	Ashtabula	Ashtabula - C	138.00	138.00	Wood Pole	0.53		1
17	Ashtabula	Conneaut	138.00	138.00	Steel Tower	1.26		2
18	Ashtabula	Conneaut	138.00	138.00	Steel Tower	16.49		2
19	Ashtabula	Mayfield	138.00	138.00	Steel Tower	0.12		4
20	Ashtabula	Mayfield	138.00	138.00	Steel Tower	43.38		4
21	Ashtabula	Mayfield	138.00	138.00	Steel Pole	3.66		2
22	Ashtabula	Mayfield	138.00	138.00	Steel Tower	0.98		2
23	Avery	Greenfield	138.00	138.00	Wood H Frame	10.45		1
24	Avery	Shinrock	138.00	138.00	Wood H Frame	7.47		1
25	Avon	Emily	138.00	138.00	Wood Poles	2.52		1
26	Avon	Emily	138.00	138.00	Steel Poles	3.10		1
27	Avon	Emily	138.00	138.00	Steel Tower	20.02		1
28	Avon	Fowles	138.00	138.00	Steel Tower	1.25		2
29	Avon	Fowles	138.00	138.00	Steel Pole	7.54		2
30	Avon	Fowles	138.00	138.00	Steel Tower	17.86		4
31	Avon	Fox	138.00	138.00	Steel Tower	2.17		1
32	Avon	Fox	138.00	138.00	Steel Tower	0.17		1
33	Avon	Fox	138.00	138.00	Steel Tower	26.94		1
34	Babb	E. Akron	138.00	138.00	Steel Tower	1.19		1
35	Babb	E. Akron	138.00	138.00	Wood H Frame	7.98		1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
336ACSR		713,446	713,446					1
636ACSR								2
954ACSR								3
336AA		2,929,910	2,929,910					4
636AA								5
336AA		1,955,747	1,955,747					6
954ACSR								7
954ACSR								8
954ACSR								9
954AA		837,761	837,761					10
954ACSR								11
954AA		774,719	774,719					12
954AA								13
954AA		2,549,674	2,549,674					14
954AA								15
795ACSR		64,490	64,490					16
1192ACSR		2,379,053	2,379,053					17
795ACSR								18
1033ACSR		2,701,612	2,701,612					19
4/0 CU								20
795ACSR								21
795ACSR								22
605ACSR		577,272	577,272					23
605ACSR		20,110	20,110					24
1192ACSR		2,277,823	2,277,823					25
795ACSR								26
795ACSR								27
795ACSR		2,650,488	2,650,488					28
795ACSR								29
795ACSR								30
1192ACSR		1,988,921	1,988,921					31
1590ACSR								32
795ACSR								33
336ACSR		2,283,088	2,283,088					34
605ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Babb	Valley	138.00	138.00	Wood H Frame	1.96		1
2	Babb	W. Akron	138.00	138.00	Steel Tower		6.51	1
3	Barberton	Babcock-Wilcox	138.00	138.00	Wood H Frame	0.29		1
4	Barberton	Babcock-Wilcox	138.00	138.00	Steel Tower	0.48		1
5	Barberton	Cloverdale	138.00	138.00	Steel Tower	1.39	22.17	1
6	Barberton	Cloverdale	138.00	138.00	Steel Pole	0.19		1
7	Barberton	Star - North	138.00	138.00	Steel Tower	0.19	2.45	1
8	Barberton	Star - North	138.00	138.00	Wood H Frame	2.22		1
9	Barberton	Star - South	138.00	138.00	Wood H Frame	1.55		1
10	Barberton	Star - South	138.00	138.00	Steel Pole	1.46		1
11	Barberton	Star - South	138.00	138.00	Steel Tower	0.09	1.65	1
12	Barberton	W. Akron	138.00	138.00	Steel Tower	9.66		1
13	Barberton	W. Akron	138.00	138.00	Wood Pole	0.06		1
14	Bay Shore Tap	Hydra-Matic	138.00	138.00	Wood Pole	0.37	11.63	1
15	Bay Shore	Decant	138.00	138.00	Steel Tower	1.26		1
16	Bay Shore	Decant	138.00	138.00	Steel Tower	5.89		1
17	Bay Shore	Dixie	138.00	138.00	Wood Pole	0.56		1
18	Bay Shore	Dixie	138.00	138.00	Steel Pole	0.56		1
19	Bay Shore	Dixie	138.00	138.00	Steel Tower	7.68		1
20	Bay Shore	Ironville	138.00	138.00	Steel Tower		3.41	1
21	Bay Shore	Jackman	138.00	138.00	Steel Pole	0.20		1
22	Bay Shore	Jackman	138.00	138.00	Steel Tower	11.63		1
23	Bay Shore	Maclean - Lemoyne	138.00	138.00	Steel Tower	2.77		1
24	Bay Shore	Maclean - Lemoyne	138.00	138.00	Steel Tower	9.23		1
25	Bay Shore	Maclean - Lemoyne	138.00	138.00	Steel Tower		9.22	1
26	Bay Shore	Maclean - Lemoyne	138.00	138.00	Steel Tower	7.23	2.77	1
27	Bay Shore	Maclean - Lemoyne	138.00	138.00	Steel Tower		7.23	1
28	Beatty (C&SOE)	London	138.00	138.00	Steel Tower	0.81		1
29	Beatty (C&SOE)	London	138.00	138.00	Wood H Frame	19.49		1
30	Beaver	Brookside	138.00	138.00	Steel Tower	36.13	2.61	1
31	Beaver	Brookside	138.00	138.00	Wood Pole	0.11		1
32	Beaver	Johnson	138.00	138.00	Steel Tower	3.39	9.71	1
33	Beaver	Johnson	138.00	138.00	Wood H Frame		0.19	1
34	Beaver	NASA	138.00	138.00	Steel Tower	1.84	26.56	1
35	Beaver	NASA	138.00	138.00	Wood Pole	0.18		1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
477ACSR		322,042	322,042					1
477ACSR		169,422	169,422					2
336ACSR		55,080	55,080					3
477ACSR								4
605ACSR		288,856	288,856					5
605ACSR								6
605ACSR		147,769	147,769					7
605ACSR								8
605ACSR		277,233	277,233					9
605ACSR								10
605ACSR								11
336ACSR		293,822	293,822					12
605ACSR								13
954AL		82,191	82,191					14
1024ACSR		223,221	223,221					15
739ACSR								16
736ACSR		515,860	515,860					17
736ACSR								18
736ACSR								19
636ACSR		75,203	75,203					20
336ACSR		808,047	808,047					21
636ACSR								22
1024ACSR		1,259,096	1,259,096					23
1024ACSR								24
636ACSR								25
954ACSR								26
954ACSR								27
477ACSR		211,674	211,674					28
477ACSR								29
336ACSR		894,089	894,089					30
795ACSR								31
336ACSR		397,384	397,384					32
795ACSR								33
477ACSR	2,871	614,159	617,030					34
795ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Beaver	New Departure	138.00	138.00	Steel Tower	1.93		1
2	Beaver	New Departure	138.00	138.00	Steel Tower	27.10		1
3	Beaver	New Departure	138.00	138.00	Wood Pole	0.18	3.18	1
4	Blue Jacket	Kirby	138.00	138.00	Wood Pole	6.32		1
5	Bluebell	American Steel	138.00	138.00	Wood H Frame	0.86		1
6	Bluebell	Canton Central	138.00	138.00	Steel Tower	17.88		1
7	Bluebell	Highland	138.00	138.00	Steel Tower	0.65	22.04	1
8	Bluebell	Knox	138.00	138.00	Steel Tower		3.49	1
9	Bluebell	Knox	138.00	138.00	Wood Pole	5.46		1
10	Bluebell	Pidgeon	138.00	138.00	Steel Tower	15.11		1
11	Boardman	Nevada	138.00	138.00	Wood Pole		1.21	1
12	Boardman	Nevada	138.00	138.00	Wood Pole	0.06	0.30	1
13	Boardman	Riverbend	138.00	138.00	Wood Pole	0.99		1
14	Boardman	Riverbend	138.00	138.00	Steel Tower	7.39		1
15	Boardman	Riverbend	138.00	138.00	Steel Pole	2.27		1
16	Boardman	Shenango (Oh)	138.00	138.00	Steel Tower	1.01		1
17	Boardman	Shenango (Oh)	138.00	138.00	Steel Tower	12.27		1
18	Boardman	Shenango (Oh)	138.00	138.00	Wood H Frame	3.50		1
19	Boardman	Shenango (Oh)	138.00	138.00	Steel Tower	1.10		1
20	Boardman	Shenango (Pa)	138.00	138.00	Steel Pole	0.17		1
21	Boardman	Shenango (Pa)	138.00	138.00	Steel Tower	3.75		1
22	Brookside	Cloverdale	138.00	138.00	Steel Tower	42.09		1
23	Brookside	Cloverdale	138.00	138.00	Steel Tower	0.02		1
24	Brookside	Howard (OP)	138.00	138.00	Steel Tower	0.17	13.57	1
25	Brookside	Leaside	138.00	138.00	Steel Tower	24.54		1
26	Brookside	Longview (East)	138.00	138.00	Steel Tower		13.83	1
27	Brookside	Longview (West)	138.00	138.00	Steel Tower	13.84		1
28	Brookside	Wellington	138.00	138.00	Wood H Frame	4.22		1
29	Brookside	Wellington	138.00	138.00	Steel Tower		20.06	1
30	Burger	Brookside	138.00	138.00	Steel Tower	107.54		1
31	Burger	Cloverdale #1	138.00	138.00	Wood H Frame	72.45		1
32	Burger	Cloverdale #1	138.00	138.00	Steel Tower	2.13	0.04	1
33	Burger	Cloverdale #2	138.00	138.00	Wood H Frame	0.23		1
34	Burger	Cloverdale #2	138.00	138.00	Steel Tower	74.35		1
35	Burger	Cloverdale #3	138.00	138.00	Steel Tower		74.34	1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
336ACSR		1,515,039	1,515,039					1
477ACSR								2
795ACSR								3
795ACSR		994,339	994,339					4
336ACSR		69,565	69,565					5
795ACSR		654,793	654,793					6
477ACSR		221,740	221,740					7
477ACSR		714,722	714,722					8
795ACSR								9
795ACSR		829,081	829,081					10
300 CU		146,792	146,792					11
477ACSR								12
795ACSR		1,712,784	1,712,784					13
795ACSR								14
795ACSR								15
300 CU	-3,065	1,300,958	1,297,893					16
477ACSR								17
477ACSR								18
795ACSR								19
795ACSR		235,297	235,297					20
795ACSR								21
336ACSR		410,873	410,873					22
4/0 CU								23
336ACSR		73,847	73,847					24
336ACSR		770,125	770,125					25
795ACSR		67,489	67,489					26
795ACSR		223,212	223,212					27
336ACSR		326,502	326,502					28
336ACSR								29
605ACSR		2,111,832	2,111,832					30
477ACSR		6,918,441	6,918,441					31
477ACSR								32
795ACSR		2,691,868	2,691,868					33
795ACSR								34
795ACSR		618,140	618,140					35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Burger	Cloverdale #3	138.00	138.00	Wood H Frame	0.24		1
2	Burger	Knox	138.00	138.00	Steel Tower		0.33	1
3	Burger	Knox	138.00	138.00	Wood H Frame	68.01		1
4	Burger	Knox	138.00	138.00	Wood Pole		0.23	1
5	Burger	Longview	138.00	138.00	Steel Tower	2.75	99.28	1
6	Burger	Longview	138.00	138.00	Wood H Frame	16.41		1
7	Canton Central	Cloverdale	138.00	138.00	Steel Tower	12.19		1
8	Carlisle	Gates	138.00	138.00	Wood Pole	7.92		1
9	Carlisle	Gates	138.00	138.00	Steel Tower		0.06	1
10	Carlisle	Johnson	138.00	138.00	Steel Pole	1.63		1
11	Carlisle	Johnson	138.00	138.00	Wood Pole	12.54		1
12	Carlisle	Lorain (East)	138.00	138.00	Steel Pole	0.27		1
13	Carlisle	Lorain (East)	138.00	138.00	Wood Pole		12.54	1
14	Carlisle	Lorain (East)	138.00	138.00	Wood Pole	1.54		1
15	Carlisle	Lorain (East)	138.00	138.00	Steel Tower	1.50		1
16	Carlisle	Shinrock	138.00	138.00	Wood H Frame	13.05		1
17	Carlisle	Shinrock	138.00	138.00	Steel Tower	6.31	2.81	1
18	Carlisle	Shinrock	138.00	138.00	Wood Pole		7.92	1
19	Cedar Street	Shenango (Pa)	138.00	138.00	Wood Pole	1.31		1
20	Cedar Street	Shenango (Pa)	138.00	138.00	Wood Pole	11.94		1
21	Cedar Street	Shenango (Pa)	138.00	138.00	Steel Tower	5.62	0.17	1
22	Central	Niles	138.00	138.00	Wood Pole	0.35		1
23	Central	Niles	138.00	138.00	Steel Tower	3.09		1
24	Central	Packard	138.00	138.00	Wood Pole	3.46		1
25	Central	Packard	138.00	138.00	Steel Tower	3.60	0.23	1
26	Central	Packard	138.00	138.00	Wood H Frame	5.06		1
27	Chamberlin	Darrow	138.00	138.00	Wood H Frame	9.75		1
28	Chamberlin	Darrow	138.00	138.00	Steel Tower		4.86	1
29	Chamberlin	Valley	138.00	138.00	Steel Pole	14.06		1
30	Chamberlin	Valley	138.00	138.00	Wood H Frame	2.59		1
31	Chamberlin	W. Akron	138.00	138.00	Steel Pole	17.82		1
32	Chamberlin	W. Akron	138.00	138.00	Wood H Frame	0.05		1
33	Chrysler	O.I. Levis Park	138.00	138.00	Wood Pole	7.79		1
34	Clark	E. Springfield	138.00	138.00	Wood Pole		6.93	1
35	Clark	E. Springfield	138.00	138.00	Wood H Frame	2.22		1
36					TOTAL	5,752.37	937.53	588

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
795ACSR								1
477ACSR		6,177,134	6,177,134					2
477ACSR								3
795ACSR								4
605ACSR		1,116,329	1,116,329					5
605ACSR								6
336ACSR		506,982	506,982					7
605ACSR		1,294,988	1,294,988					8
605ACSR								9
605ACSR		2,956,023	2,956,023					10
605ACSR								11
605ACSR		1,490,691	1,490,691					12
605ACSR								13
795ACSR								14
795ACSR								15
605ACSR		1,761,651	1,761,651					16
605ACSR								17
605ACSR								18
336ACSR		1,414,963	1,414,963					19
795ACSR								20
795ACSR								21
477ACSR		462,102	462,102					22
477ACSR								23
336ACSR		1,276,987	1,276,987					24
477ACSR								25
477ACSR								26
477ACSR		680,577	680,577					27
477ACSR								28
477ACSR		2,597,817	2,597,817					29
477ACSR								30
477ACSR		1,618,145	1,618,145					31
605ACSR								32
954AA	11,160	498,804	509,964					33
477ACSR		481,265	481,265					34
605ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Clark	E. Springfield	138.00	138.00	Steel Tower		3.79	1
2	Clark	Greene	138.00	138.00	Wood Pole	6.93		1
3	Clark	Greene	138.00	138.00	Wood H Frame	19.32		1
4	Clark	Greene	138.00	138.00	Steel Tower	1.14		1
5	Clark	Urbana	138.00	138.00	Wood Pole	8.70		1
6	Cloverdale	East Wooster	138.00	138.00	Steel Tower		20.19	1
7	Cloverdale	Star	138.00	138.00	Steel Tower	23.57		1
8	Cloverdale	Torrey (OP)	138.00	138.00	Steel Tower	0.15	6.70	1
9	Crissinger	Roberts	138.00	138.00	Wood H Frame	1.43		1
10	Crissinger	Roberts	138.00	138.00	Steel Tower	3.37	0.02	1
11	Crissinger	Tangy	138.00	138.00	Wood H Frame	21.27		1
12	Crissinger	Tangy	138.00	138.00	Steel Tower	2.40	1.14	1
13	Crossland	Chemetron Corp.	138.00	138.00	Steel Tower	0.34		1
14	Crossland	Sharon	138.00	138.00	Wood Pole	1.33		1
15	Crossland	Sharon	138.00	138.00	Steel Tower	2.90		1
16	Crossland	Sharon	138.00	138.00	Steel Tower	9.02		1
17	Crossland	Sharon	138.00	138.00	Wood Pole	0.14		1
18	Dale	W. Canton	138.00	138.00	Wood Pole	4.96		1
19	Darrow	Hanna	138.00	138.00	Steel Tower	13.73	0.07	1
20	Darrow	Hanna	138.00	138.00	Wood Pole	1.59	1.58	1
21	Darrow	Hanna	138.00	138.00	Wood H Frame	2.48		1
22	Decant	West Fremont	138.00	138.00	Wood Pole	0.07		1
23	Decant	West Fremont	138.00	138.00	Steel Tower	8.92		1
24	Decant	West Fremont	138.00	138.00	Wood Pole	0.57		1
25	Decant	West Fremont	138.00	138.00	Steel Tower		9.10	1
26	Decant	West Fremont	138.00	138.00	Steel Tower	15.74		1
27	Delaware	Tangy	138.00	138.00	Wood H Frame	0.97		1
28	Dell Tap	Dell	138.00	138.00	Steel Pole	1.01		2
29	Delta	Wauseon	138.00	138.00	Steel Pole	0.10		1
30	Delta	Wauseon	138.00	138.00	Wood Pole	0.45		1
31	Delta	Wauseon	138.00	138.00	Steel Tower	0.10		1
32	Delta	Wauseon	138.00	138.00	Wood Pole	8.57		1
33	Delta	Wauseon	138.00	138.00	Steel Pole	0.19		1
34	Dixie	Jackman #2	138.00	138.00	Steel Tower		2.00	1
35	E. Springfield	London	138.00	138.00	Steel Tower	17.56	0.81	1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
954ACSR								1
605ACSR		1,900,656	1,900,656					2
605ACSR								3
954ACSR								4
795ACSR		1,633,850	1,633,850					5
336ACSR		334,932	334,932					6
605ACSR		874,519	874,519					7
477ACSR		204,546	204,546					8
336ACSR	2,536	1,093,067	1,095,603					9
336ACSR								10
336ACSR	-37,095	1,236,358	1,199,263					11
336ACSR								12
336ACSR		102,552	102,552					13
336ACSR		788,921	788,921					14
336ACSR								15
477ACSR								16
795ACSR								17
605ACSR		31,508	31,508					18
477ACSR		1,456,596	1,456,596					19
477ACSR								20
605ACSR								21
336AA		1,909,974	1,909,974					22
336ACSR								23
336ACSR								24
636ACSR								25
739ACSR								26
605ACSR		42,900	42,900					27
795ACSR		369,610	369,610					28
336ACSR		692,917	692,917					29
336ACSR								30
954ACSR								31
954ACSR								32
954ACSR								33
739ACSR		56,357	56,357					34
477ACSR		889,029	889,029					35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	E. Springfield	Tangy	138.00	138.00	Steel Tower	1.75	2.24	1
2	E. Springfield	Tangy	138.00	138.00		41.23		1
3	East Akron	Gilchrist	138.00	138.00	Steel Tower		1.19	1
4	East Akron	Gilchrist	138.00	138.00	Steel Tower		2.70	1
5	East Akron	Hanna	138.00	138.00	Steel Tower	12.14	3.28	1
6	East Akron	West Ravenna	138.00	138.00		7.95		1
7	East Akron	West Ravenna	138.00	138.00	Steel Tower	3.75		1
8	Eastlake	Jordan	138.00	138.00	Steel Tower	6.60		2
9	Eastlake	Jordan	138.00	138.00	Steel Tower	0.34		2
10	Eastlake	Jordan	138.00	138.00	Steel Pole	6.10		2
11	Eastlake	Lloyd	138.00	138.00	Steel Tower	4.26		2
12	Eastlake	Lloyd	138.00	138.00	Steel Pole	14.02		2
13	Eastlake	Lloyd	138.00	138.00	Steel Tower	0.33		2
14	Eastlake	Lloyd	138.00	138.00	Steel Tower	0.06		2
15	Eastlake	Lloyd	138.00	138.00	Steel Tower	2.10		2
16	Eastlake	Mayfield	138.00	138.00	Steel Tower	2.13		2
17	Eastlake	Mayfield	138.00	138.00	Steel Tower	0.34		2
18	Eastlake	Mayfield	138.00	138.00	Steel Tower	11.18		2
19	Eastlake	Mayfield - Northfield	138.00	138.00	Steel Tower	2.10		2
20	Eastlake	Mayfield - Northfield	138.00	138.00	Steel Tower	0.35		2
21	Eastlake	Mayfield - Northfield	138.00	138.00	Steel Tower	28.76		2
22	Eastlake	Nursery	138.00	138.00	Steel Tower	1.69		2
23	Eastlake	Nursery	138.00	138.00	Steel Tower	11.66		2
24	Eastlake	Nursery	138.00	138.00	Steel Pole	2.32		2
25	Eber	Swanton	138.00	138.00	Wood Pole	0.71		1
26	Eber	Swanton	138.00	138.00	Steel Pole	0.08		1
27	Eber	Swanton	138.00	138.00	Wood Pole	5.39		1
28	Edgewater	Beaver	138.00	138.00	Steel Tower	9.26		1
29	Edgewater	Beaver	138.00	138.00	Wood H Frame	0.19		1
30	Edgewater	Beaver	138.00	138.00	Steel Tower	2.89		1
31	Edgewater	USS/Kobe Steel	138.00	138.00	Steel Tower	0.61		1
32	Edgewater	USS/Kobe Steel	138.00	138.00	Steel Tower		2.39	1
33	Emily	Fox	138.00	138.00	Steel Tower	2.17		1
34	Emily	Fox	138.00	138.00	Steel Pole	0.49		1
35	Emily	Fox	138.00	138.00	Wood Pole	4.86		1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9 Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
336ACSR	3,322	1,183,784	1,187,106					1
336ACSR								2
300 CU		44,469	44,469					3
477ACSR								4
605ACSR		2,427,013	2,427,013					5
477ACSR		778,920	778,920					6
477ACSR								7
1033ACSR		1,887,906	1,887,906					8
1192ACSR								9
795ACSR								10
1033ACSR		6,618,251	6,618,251					11
1192ACSR								12
1192ACSR								13
4/0 CU								14
95ACSR								15
033ACSR		800,260	800,260					16
192ACSR								17
95ACSR								18
1033ACSR		1,545,890	1,545,890					19
1192ACSR								20
795ACSR								21
1192ACSR		2,679,895	2,679,895					22
795ACSR								23
795ACSR								24
636ACSR		602,279	602,279					25
636ACSR								26
954ACSR								27
336ACSR		822,289	822,289					28
605ACSR								29
795ACSR								30
336ACSR		104,831	104,831					31
605ACSR								32
1192ACSR		2,842,029	2,842,029					33
1192ACSR								34
1192ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Emily	Fox	138.00	138.00	Steel Tower	0.17		1
2	Emily	Fox	138.00	138.00	Steel Tower	4.68		1
3	Emily	Fox	138.00	138.00	Steel Tower	9.58		1
4	Evergreen	Highland #1	138.00	138.00	Steel Tower	2.60		1
5	Evergreen	Highland #1	138.00	138.00	Steel Tower	0.08		1
6	Evergreen	Highland #2	138.00	138.00	Steel Tower	2.50		1
7	Evergreen	Highland #2	138.00	138.00	Wood H Frame	0.17		1
8	Evergreen	Highland #3	138.00	138.00	Steel Tower	0.13	0.64	1
9	Evergreen	Highland #3	138.00	138.00	Wood H Frame	6.31		1
10	Evergreen	Ivanhoe	138.00	138.00	Steel Tower	1.57	1.17	1
11	Evergreen	Ivanhoe	138.00	138.00	Wood H Frame	6.58		1
12	Firestone	South Akron	138.00	138.00	Wood Pole	0.23		1
13	Firestone	South Akron	138.00	138.00	Steel Tower	2.45		1
14	Firestone	South Akron	138.00	138.00	Steel Pole	0.22		1
15	Firestone	Urban	138.00	138.00	Steel Pole	2.33	0.22	1
16	Firestone	Urban	138.00	138.00	Steel Tower	4.20		1
17	Fowles	Fox	138.00	138.00	Steel Tower	2.19		2
18	Fowles	Fox	138.00	138.00	Steel Tower	0.17		2
19	Fowles	Fox	138.00	138.00	Steel Pole	0.32		2
20	Fowles	Fox	138.00	138.00	Steel Tower	1.97		2
21	Fowles	Fox	138.00	138.00	Steel Tower	4.73		2
22	Fowles	NASA	138.00	138.00	Steel Tower	4.51		2
23	Fowles	NASA	138.00	138.00	Steel Tower	6.59		2
24	Fowles	NASA	138.00	138.00	Steel Tower	7.22		2
25	Fowles	Pleasant Valley	138.00	138.00	Steel Tower	8.82		2
26	Fowles	Pleasant Valley	138.00	138.00	Steel Tower	8.92		2
27	Fowles	Pleasant Valley	138.00	138.00	Steel Tower	0.25		2
28	Fowles	Pleasant Valley	138.00	138.00	Steel Pole	0.86		2
29	Fowles	Pleasant Valley	138.00	138.00	Steel Pole	0.77		2
30	Fox	Clinton	138.00	138.00	Steel Tower	2.15		4
31	Fox	Clinton	138.00	138.00	Steel Tower	0.03		4
32	Galion	Cardington	138.00	138.00	Wood Pole	17.12		1
33	Galion	General Motors	138.00	138.00	Wood H Frame	16.50		1
34	Galion	Leaside	138.00	138.00	Steel Tower	8.57		1
35	Galion	Roberts (North)	138.00	138.00	Steel Tower	22.20		1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1590ACSR								1
795ACSR								2
954ACSR								3
477ACSR		232,263	232,263					4
795ACSR								5
477ACSR		254,013	254,013					6
795ACSR								7
336ACSR		874,678	874,678					8
477ACSR								9
477ACSR		472,828	472,828					10
795ACSR								11
605ACSR		728,650	728,650					12
605ACSR								13
605ACSR								14
605ACSR		1,094,529	1,094,529					15
795ACSR								16
1192ACSR		1,095,961	1,095,961					17
1590ACSR								18
4/0 CU								19
4/0 CU								20
795ACSR								21
4/0 CU		2,615,954	2,615,954					22
636ACSR								23
636ACSR								24
4/0 CU		1,419,665	1,419,665					25
4/0 CU								26
795ACSR								27
795ACSR								28
795ACSR								29
1192ACSR		665,975	665,975					30
795ACSR								31
605ACSR		2,952,757	2,952,757					32
477ACSR		202,367	202,367					33
336ACSR		76,504	76,504					34
336ACSR		408,740	408,740					35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Galion	Roberts (South)	138.00	138.00	Steel Tower	0.04	22.10	1
2	Galion	Roberts (South)	138.00	138.00	Wood Pole	0.07		1
3	Galion	Roberts (South)	138.00	138.00	Steel Pole	0.02		1
4	Gates	Johnson	138.00	138.00	Steel Tower	5.05		1
5	Gates	Johnson	138.00	138.00	Wood H Frame	0.10		1
6	General Motors	Highland	138.00	138.00	Wood H Frame	2.95		1
7	General Motors	Highland	138.00	138.00	Steel Tower		1.95	1
8	General Motors	Longview	138.00	138.00	Steel Tower	0.10	8.30	1
9	General Motors	Longview	138.00	138.00	Steel Tower	1.49		1
10	General Motors	Newton Falls	138.00	138.00	Wood H Frame	5.71		1
11	Gilchrist	South Akron	138.00	138.00	Steel Tower		6.44	1
12	Gilchrist	South Akron	138.00	138.00	Steel Tower	12.83		1
13	Gilchrist	South Akron	138.00	138.00	Wood Pole	0.81		1
14	Greenfield	Ford	138.00	138.00	Wood H Frame	1.18		1
15	Greenfield	Ford	138.00	138.00	Steel Tower	0.76		1
16	Greenfield	Lakeview	138.00	138.00	Steel Tower	13.16		1
17	Greenfield	Lakeview	138.00	138.00	Wood H Frame	1.16		1
18	Greenfield	NASA	138.00	138.00	Steel Tower	2.82	1.84	1
19	Greenfield	New Departure	138.00	138.00	Wood Pole	0.26		1
20	Greenfield	New Departure	138.00	138.00	Steel Tower	0.02		1
21	Hamilton	Horizon	138.00	138.00	Underground	1.50		2
22	Hanna	Newton Falls	138.00	138.00	Steel Tower	18.82		1
23	Hanna	Newton Falls	138.00	138.00	Wood H Frame	1.60		1
24	Hanna	West Ravenna #1	138.00	138.00	Steel Tower	4.11		1
25	Hanna	West Ravenna #1	138.00	138.00	Steel Pole	0.72		1
26	Hanna	West Ravenna #2	138.00	138.00	Steel Tower		3.88	1
27	Hanna	West Ravenna #2	138.00	138.00	Steel Pole		0.96	1
28	Harding	Jennings	138.00	138.00	Steel Pole	0.47		2
29	Harding	Jennings	138.00	138.00	Steel Tower	3.12		4
30	Harding	Jennings	138.00	138.00	Wood Pole	0.03		1
31	Harding	Jennings	138.00	138.00	Steel Tower	0.34		4
32	Harding	Jennings	138.00	138.00	Steel Tower	0.34		2
33	Highland	Mahoningside	138.00	138.00	Wood Pole	4.28	0.69	1
34	Highland	Salt Springs	138.00	138.00	Wood Pole	0.09		1
35	Highland	Salt Springs	138.00	138.00	Steel Tower	6.20	0.48	1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
477ACSR		275,443	275,443					1
477ACSR								2
477ACSR								3
605ACSR		633,209	633,209					4
605ACSR								5
795ACSR		354,567	354,567					6
795ACSR								7
477ACSR		265,396	265,396					8
954ACSR								9
795ACSR		1,030,612	1,030,612					10
300 CU		870,876	870,876					11
477ACSR								12
477ACSR								13
336ACSR	6,097	254,690	260,787					14
605ACSR								15
336ACSR		1,891,871	1,891,871					16
795ACSR								17
336ACSR		82,241	82,241					18
477ACSR		29,378	29,378					19
477ACSR								20
2000 CU		3,786,538	3,786,538					21
477ACSR		945,387	945,387					22
605ACSR								23
605ACSR		1,050,193	1,050,193					24
795ACSR								25
605ACSR		272,365	272,365					26
795ACSR								27
1192ACSR	111,993	4,525,106	4,637,099					28
1590ACSR								29
4/0 CU								30
795ACSR								31
795ACSR								32
477ACSR		762,663	762,663					33
795ACSR		690,739	690,739					34
795ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Horizon	Jennings	138.00	138.00	Steel Tower	1.58		2
2	Hoytdale	Koppel	138.00	138.00	Steel Tower	1.68		1
3	Hoytdale	Maple	138.00	138.00	H Fr & Wd	9.51		1
4	Hoytdale	Maple	138.00	138.00	Steel Tower		1.68	1
5	Hoytdale	Maple	138.00	138.00	Steel Tower	0.46		1
6	Hoytdale	New Castle #1	138.00	138.00	Steel Tower		8.10	1
7	Hoytdale	New Castle #2	138.00	138.00	Steel Tower	8.10		1
8	Hoytdale	Pine	138.00	138.00	Steel Pole	13.05		1
9	Hoytdale	Pine	138.00	138.00	Wood Pole	9.94		1
10	Hoytdale	Pine	138.00	138.00	Wood Pole	4.16		1
11	Hunt	Hunt	138.00	138.00	Wood Pole	1.94		1
12	Hunt	Hunt	138.00	138.00	Steel Tower		0.05	1
13	Inland	Ivy	138.00	138.00	Steel Pole	0.27		2
14	Ivanhoe	Mahoningside	138.00	138.00	Wood Pole	1.62		1
15	Ivanhoe	Mahoningside	138.00	138.00	Wood Pole	0.07		1
16	Ivanhoe	Packard	138.00	138.00	Wood H Frame	2.60		1
17	Ivanhoe	Packard	138.00	138.00	Steel Tower	0.69		1
18	Jackman	Bellevue #2	138.00	138.00	Steel Tower		2.23	1
19	Jackman	Vulcan	138.00	138.00	Steel Tower	3.99	1.72	1
20	Jackman	Vulcan	138.00	138.00	Steel Pole	0.04		1
21	Jennings	Clark	138.00	138.00	Wood Pole	0.15		1
22	Johnson	Lorain	138.00	138.00	Steel Tower	3.63		1
23	Johnson	Lorain	138.00	138.00	Steel Pole	3.45	0.03	1
24	Johnson	Lorain	138.00	138.00	Steel Tower	5.13		1
25	Johnson	USS/Kobe	138.00	138.00	Wood H Frame	3.30		1
26	Johnson	USS/Kobe	138.00	138.00	Steel Tower	0.65	0.95	1
27	Jordan	Inland	138.00	138.00	Steel Pole	5.35		2
28	Juniper	Jennings	138.00	138.00	Steel Tower	0.13		1
29	Juniper	Jennings	138.00	138.00	Underground	0.20		1
30	Juniper	Jennings	138.00	138.00	Steel Tower	10.48		1
31	Juniper	Jennings	138.00	138.00	Steel Tower	9.93		1
32	Juniper	Jennings	138.00	138.00	Steel Pole	2.24		1
33	Juniper	Jennings	138.00	138.00	Steel Tower	1.23		2
34	Juniper	Jennings	138.00	138.00	Steel Tower	0.71		1
35	Juniper	Jennings	138.00	138.00	Steel Tower	0.13		2
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1033ACSR		1,463,790	1,463,790					1
795ACSR		120,261	120,261					2
477ACSR		469,854	469,854					3
795ACSR								4
795ACSR								5
795ACSR		175,701	175,701					6
795ACSR		829,846	829,846					7
795ACSR		6,238,773	6,238,773					8
795ACSR								9
795ACSR								10
795ACSR		666,432	666,432					11
795ACSR								12
1590ACSR		203,685	203,685					13
477ACSR		289,268	289,268					14
795ACSR								15
477ACSR		186,445	186,445					16
795ACSR								17
636ACRS								18
636ACSR		310,857	310,857					19
954ACSR								20
795ACSR		14,679	14,679					21
4/0 CU		282,218	282,218					22
605ACSR								23
636ACSR								24
336ACSR		265,252	265,252					25
336ACSR								26
795ACSR		1,200,989	1,200,989					27
1033ACSR		3,200,594	3,200,594					28
2500CAL								29
795ACSR								30
795ACSR								31
795ACSR								32
795ACSR								33
954ACSR								34
500ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Juniper	Jennings	138.00	138.00	Steel Tower	0.13		1
2	Juniper	Newburgh	138.00	138.00	Steel Tower	0.13		1
3	Juniper	Newburgh	138.00	138.00	Underground	0.20		1
4	Juniper	Newburgh	138.00	138.00	Steel Pole	8.61		1
5	Juniper	Newburgh	138.00	138.00	Steel Tower	2.45		2
6	Juniper	Newburgh	138.00	138.00	Steel Pole	7.37		1
7	Juniper	Newburgh	138.00	138.00	Steel Tower	0.71		1
8	Juniper	Pleasant Valley	138.00	138.00	Steel Tower	7.06		2
9	Juniper	Pleasant Valley	138.00	138.00	Steel Tower	1.08		2
10	Kirby	Roberts	138.00	138.00	Wood Pole	4.54		1
11	Kirby	Roberts	138.00	138.00	Wood Pole	10.04		1
12	Kirby	Tangy	138.00	138.00	Wood Pole	21.88		1
13	Lake Shore	Hamilton	138.00	138.00	Underground	2.96		2
14	Lake Shore	Inland (Owned)	138.00	138.00	Steel Pole	0.66		1
15	Lakeview	Ottawa	138.00	138.00	Steel Tower	2.56		1
16	Lakeview	Ottawa	138.00	138.00	Steel Tower	7.75		1
17	Lemoyne	Midway	138.00	138.00	Steel Tower	24.23		1
18	Lemoyne	Midway (Brim)	138.00	138.00	Steel Tower		24.23	1
19	Lemoyne	Midway (Brim)	138.00	138.00	Wood Pole	5.11		1
20	Lemoyne	O.P.Tie Fostoria #1	138.00	138.00	Steel Tower	4.04		1
21	Lemoyne	O.P.Tie Fostoria #1	138.00	138.00	Steel Tower	0.28		1
22	Lemoyne	O.P.Tie Fostoria #2	138.00	138.00	Steel Tower		4.32	1
23	Lemoyne	West Fremont	138.00	138.00	Wood Pole	23.45		1
24	Lemoyne	West Fremont	138.00	138.00	Steel Pole	0.25		1
25	Leroy Center	Nursery	138.00	138.00	Steel Tower	5.81		2
26	Lincoln Park	Lowellville	138.00	138.00	Steel Tower	5.58		1
27	Lincoln Park	Lowellville	138.00	138.00	Steel Tower	2.91		1
28	Lincoln Park	Lowellville	138.00	138.00	Steel Tower	0.04		1
29	Lincoln Park	Masury	138.00	138.00	Steel Tower	8.63	3.14	1
30	Lincoln Park	Masury	138.00	138.00	Wood H Frame	0.28		1
31	Longview	Empire Steel	138.00	138.00	Steel Tower	0.10		1
32	Longview	Empire Steel	138.00	138.00	Wood H Frame	2.17		1
33	MacLean	Chrysler	138.00	138.00	Wood Pole	0.40		1
34	MacLean	Chrysler	138.00	138.00	Wood Pole	4.27		1
35	Maple	Krendale	138.00	138.00	H-Fr & Wd	12.99		1
36					TOTAL	5,752.37	937.53	588

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
4/0 CU								1
1033ACSR		2,186,523	2,186,523					2
2500CAL								3
795ACSR								4
795ACSR								5
795ACSR								6
954ACSR								7
795ACSR		456,246	456,246					8
954ACSR								9
336ACSR		1,688,045	1,688,045					10
795ACSR								11
795ACSR		4,257,561	4,257,561					12
2000 PIPE CBL		3,584,938	3,584,938					13
1192ACSR		370,472	370,472					14
739ACSR		520,778	520,778					15
795ACSR								16
336ACSR		376,085	376,085					17
336ACSR		741,025	741,025					18
954AA								19
477ACSR		150,063	150,063					20
954ACSR								21
954ACSR		43,180	43,180					22
954AA		1,407,179	1,407,179					23
954AA								24
795ACSR		712,445	712,445					25
300CU		286,919	286,919					26
477ACSR								27
795ACSR								28
477ACSR		713,618	713,618					29
795ACSR								30
336ACSR		71,641	71,641					31
336ACSR								32
336ACSR		219,865	219,865					33
954AA								34
477ACSR		564,465	564,465					35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Maple	Pine	138.00	138.00	Wd & Stl pole	0.54		1
2	Maple	Pine	138.00	138.00	Wd & Stl pole	12.95	0.77	1
3	Masury	Crossland (Oh)	138.00	138.00	Wood H Frame	1.33		1
4	Masury	Crossland (Oh)	138.00	138.00	Steel Tower	4.57	0.80	1
5	Masury	Crossland (Pa)	138.00	138.00	Wood Pole	0.09		1
6	Masury	Crossland (Pa)	138.00	138.00	Steel Tower	0.01		1
7	Masury	Crossland (Pa)	138.00	138.00	Wood Pole	0.09		1
8	Masury	Maysville (Oh)	138.00	138.00	Wood Pole	6.36		1
9	Masury	Maysville (Oh)	138.00	138.00	Steel Tower		3.50	1
10	Masury	Maysville (Pa)	138.00	138.00	Wood Pole	8.68		1
11	Masury	Salt Springs	138.00	138.00	Steel Tower	12.47		1
12	Masury	Shenango (Oh)	138.00	138.00	Steel Tower	0.33		1
13	Masury	Shenango (Oh)	138.00	138.00	Steel Tower	5.50		1
14	Masury	Shenango (Oh)	138.00	138.00	Steel Tower	1.10		1
15	Mayfield	Northfield	138.00	138.00	Steel Pole	1.72		2
16	Mayfield	Northfield	138.00	138.00	Steel Tower	18.34		2
17	Mayfield	Northfield	138.00	138.00	Steel Pole	7.62		2
18	Midway	Stryker - Richland	138.00	138.00	Steel Tower	39.04	33.04	1
19	Midway	Stryker - Richland	138.00	138.00	Wood Pole	1.74	1.74	1
20	Midway	Wauseon - Richland	138.00	138.00	Wood Pole	4.98		1
21	Niles	Bluebell	138.00	138.00	Steel Tower	22.03	3.95	1
22	Niles	Bluebell	138.00	138.00	Wood H Frame	0.26		1
23	Niles	Evergreen	138.00	138.00	Steel Tower		2.50	1
24	Niles	Evergreen	138.00	138.00	Steel Tower	0.48		1
25	Niles	Evergreen	138.00	138.00	Steel Tower	4.05		1
26	Niles	Salt Springs	138.00	138.00	Steel Tower	3.16		1
27	Northfield	Juniper	138.00	138.00	Steel Tower	0.17		4
28	Northfield	Juniper	138.00	138.00	Steel Tower	2.21		4
29	O.I. Levis Park	Midway	138.00	138.00	Wood Pole	0.63		1
30	O.I. Levis Park	Midway	138.00	138.00	Wood Pole	3.28		1
31	O.I. Levis Park	Midway	138.00	138.00	Wood H Frame	11.65		1
32	Pleasant Valley	Harding	138.00	138.00	Steel Tower	0.32		2
33	Pleasant Valley	Harding	138.00	138.00	Steel Tower	0.67		4
34	Pleasant Valley	Harding	138.00	138.00	Steel Tower	4.93		2
35	Pleasant Valley	Harding	138.00	138.00	Steel Tower	4.98		2
36					TOTAL	5,752.37	937.53	588

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
336ACSR	7,719	6,510,058	6,517,777					1
795ACSR								2
336ACSR		534,144	534,144					3
336ACSR								4
336ACSR		31,227	31,227					5
477ACSR								6
795ACSR								7
477ACSR		1,763,196	1,763,196					8
795ACSR								9
795ACSR		1,178,574	1,178,574					10
477ACSR		499,532	499,532					11
300CU		486,813	486,813					12
477ACSR								13
795ACSR								14
1192ACSR		3,735,143	3,735,143					15
795ACSR								16
795ACSR								17
336ACSR		1,193,680	1,193,680					18
336ACSR								19
336ACSR		108,143	108,143					20
336ACSR		250,568	250,568					21
477ACSR								22
336ACSR		314,547	314,547					23
477ACSR								24
795ACSR								25
795ACSR		256,033	256,033					26
1033ACSR		724,153	724,153					27
795ACSR								28
336ACSR		584,650	584,650					29
954ACSR								30
954ACSR								31
1033ACSR		1,001,829	1,001,829					32
1590ACSR								33
795ACSR								34
795ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Pleasant Valley	W. Akron (East)	138.00	138.00	Steel Tower		9.39	1
2	Pleasant Valley	W. Akron (East)	138.00	138.00	Steel Tower	5.86		1
3	Pleasant Valley	W. Akron (East)	138.00	138.00	Steel Tower	0.27		1
4	Pleasant Valley	W. Akron (West)	138.00	138.00	Steel Tower		8.22	1
5	Pleasant Valley	W. Akron (West)	138.00	138.00	Steel Tower		0.04	1
6	Pleasant Valley	W. Akron (West)	138.00	138.00	Steel Tower	6.13		1
7	Pleasant Valley	W. Akron (West)	138.00	138.00	Steel Tower		1.13	1
8	Richland	Ayersville	138.00	138.00	Wood Pole	5.27		1
9	Richland	E. Lima (OP)	138.00	138.00	Wood H Frame	13.56		1
10	Richland	E. Lima (OP)	138.00	138.00	Wood Pole	2.07		1
11	Richland	G.M.	138.00	138.00	Wood Pole	2.25		2
12	Richland	G.M.	138.00	138.00	Steel Tower	0.15		2
13	Richland	Lockwood	138.00	138.00	Wood Pole	10.69		1
14	Richland	Lockwood	138.00	138.00	Steel Pole	0.11		1
15	Richland	S.W. Defiance	138.00	138.00	Wood Pole	0.06		1
16	Richland	S.W. Defiance	138.00	138.00	Wood Pole	3.17		1
17	Riverbend	Salt Springs	138.00	138.00	Steel Pole		2.26	1
18	Riverbend	Salt Springs	138.00	138.00	Wood Pole		0.99	1
19	Riverbend	Salt Springs	138.00	138.00	Steel Tower	1.52	0.03	1
20	Sammis	Boardman	138.00	138.00	Wood H frame	1.63		1
21	Sammis	Boardman	138.00	138.00	Steel Tower	35.47		1
22	Sammis	Boardman	138.00	138.00	Steel Pole	0.11		1
23	Sammis	East Akron	138.00	138.00	Steel Tower	64.75		1
24	Sammis	East Akron	138.00	138.00	Steel Tower	2.07		1
25	Sammis	East Akron	138.00	138.00	Steel Tower	1.50		1
26	Sammis	Lowellville	138.00	138.00	Steel Tower	49.33		1
27	Sammis	Lowellville	138.00	138.00	Wood H frame	1.40		1
28	Sammis	Pidgeon	138.00	138.00	Steel Tower	28.61	1.18	1
29	Shenango (Pa)	Crossland	138.00	138.00	Steel Tower	8.07	8.69	1
30	Shenango (Pa)	McDowell	138.00	138.00	Steel Tower	1.89		1
31	Shenango (Pa)	McDowell	138.00	138.00	Wood Pole	14.69		1
32	Shenango (Pa)	Sharon	138.00	138.00	Steel Tower		1.39	1
33	Shenango (Pa)	Sharon	138.00	138.00	Wood Pole	8.64		1
34	South Akron	Dale	138.00	138.00	Steel Tower	8.01		1
35	South Akron	Dale	138.00	138.00	Steel Pole	0.60		1
36					TOTAL	5,752.37	937.53	588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
605ACSR		69,451	69,451					1
636ACSR								2
795ACSR								3
200 CU		645,964	645,964					4
336ACSR								5
4/0 CU								6
605ACSR								7
636AA		419,567	419,567					8
636ACSR		300,660	300,660					9
636ACSR								10
636AA		253,358	253,358					11
636AA								12
636AA		278,268	278,268					13
636AA								14
336AA		215,878	215,878					15
636AA								16
795ACSR		362,059	362,059					17
795ACSR								18
795ACSR								19
795ACSR		2,027,771	2,027,771					20
795ACSR								21
795ACSR								22
300 CU		2,344,830	2,344,830					23
477ACSR								24
795ACSR								25
300 CU		2,000,895	2,000,895					26
795ACSR								27
795ACSR		1,908,401	1,908,401					28
795ACSR		953,845	953,845					29
795ACSR		1,528,464	1,528,464					30
795ACSR								31
795ACSR		335,689	335,689					32
795ACSR								33
200 CU		1,606,585	1,606,585					34
336ACSR								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	South Akron	Dale	138.00	138.00	Steel Pole	0.12		1
2	Star	Urban	138.00	138.00	Steel Tower	11.56	4.06	1
3	Star	Urban	138.00	138.00	Steel Pole	0.03		1
4	Star	West Akron	138.00	138.00	Steel Pole	1.07	1.04	1
5	Star	West Akron	138.00	138.00	Steel Tower	1.47	16.90	1
6	Star	West Medina	138.00	138.00	Wood Pole	25.22		1
7	Swanton	Delta	138.00	138.00	Wood Pole	5.76		1
8	West Akron	Aetna	138.00	138.00	Steel Tower	8.45		1
9	West Akron	West Medina #1	138.00	138.00	Wood Pole	28.10		1
10	West Canton	Sunnyside Torrey	138.00	138.00	Steel Tower	3.65		1
11	West Canton	Sunnyside Torrey	138.00	138.00	Wood H Frame	6.65		1
12	Westgate	Jackman	138.00	138.00	Wood Pole	4.02		1
13	138KV Expenses							
14	Total 138kv Lines					2,561.17	651.76	520
15								
16	69kv Overhead		69.00	69.00	Various	2,140.54	114.58	
17	69kv Underground		69.00	69.00	Underground	30.65		
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	5,752.37	937.53	588

Name of Respondent American Transmission Systems, Incorporated	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
605ACSR								1
605ACSR		802,199	802,199					2
795ACSR								3
605ACSR	6,850	775,140	781,990					4
605ACSR								5
605ACSR		2,929,460	2,929,460					6
954ACSR		299,620	299,620					7
477ACSR		1,492,116	1,492,116					8
605ACSR		8,574,323	8,574,323					9
200 CU								10
795ACSR								11
954ACSR		605,887	605,887					12
				128,348	2,314,203		2,442,551	13
	112,388	229,225,837	229,338,225	128,348	2,314,203		2,442,551	14
								15
Various	1,692,508	139,479,591	141,172,099	68,486	2,202,740		2,271,226	16
Various		613,947	613,947		881		881	17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	2,692,947	658,625,366	661,318,313	245,932	5,040,987		5,286,919	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Allen Junction	Sylvania, Ohio	Trans. Unattended	0.35	0.14	0.01
2	Ashtabula	Ashtabula Twp., Ohio	Trans. Unattended	0.35	0.13	
3	Avery	Milan Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
4	Avon	Avon Lake, Ohio	Trans. Unattended	0.35	0.13	
5	Bay Shore	Oregon,Ohio	Trans. Unattended	0.35	0.14	
6	Beaver	Lorain, Ohio	Trans. Unattended	0.35	0.14	0.01
7	Bluebell	Alliance, Ohio	Trans. Unattended	0.14	0.07	0.01
8	Boardman	Boardman,Ohio	Trans. Unattended	0.14	0.07	0.01
9	Brim	Bowling Green, Ohio	Trans. Unattended	0.14	0.07	0.01
10	Brookside	Boardman, Ohio	Trans. Unattended	0.14	0.07	0.01
11	Caparo	Farrell, Pa.	Trans. Unattended	0.14	0.07	
12	Cardington	Westfield Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
13	Carlisle	Lorain, Ohio	Trans. Unattended	0.35	0.14	0.01
14	Carlisle	Lorain, Ohio	Trans. Unattended	0.14	0.07	0.01
15	Cedar Street	New Castle, Pa.	Trans. Unattended	0.14	0.07	0.01
16	Chamberlin	Twinsburg Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
17	Chamberlin	Twinsburg Twp., Ohio	Trans. Unattended	0.35	0.14	0.01
18	Clark	Springfield, Ohio	Trans. Unattended	0.14	0.07	0.01
19	Cloverdale	Massillon, Ohio	Trans. Unattended	0.14	0.07	0.01
20	Cloverdale	Massillon, Ohio	Trans. Unattended	0.14	0.07	0.02
21	Dale	Massillon, Ohio	Trans. Unattended	0.14	0.07	0.01
22	Darrow	Hudson, Ohio	Trans. Unattended	0.14	0.07	0.01
23	Dixie Hwy.	Toledo, Ohio	Trans. Unattended	0.14	0.07	0.01
24	East Springfield	Springfield, Ohio	Trans. Unattended	0.14	0.07	0.01
25	Eastlake	Eastlake, Ohio	Trans. Unattended	0.35	0.13	0.02
26	Edgewater	Lorain, Ohio	Trans. Unattended	0.14	0.07	
27	Edgewater	Lorain, Ohio	Trans. Unattended	0.14	0.07	0.01
28	Fox	Brooklyn, Ohio	Trans. Unattended	0.35	0.13	0.01
29	Fox	Brooklyn, Ohio	Trans. Unattended	0.35	0.13	
30	Galion	Morrow County, Ohio	Trans. Unattended	0.14	0.07	0.01
31	Galion	Morrow County, Ohio	Trans. Unattended	0.35	0.14	0.01
32	Gilchrist	Mogadore, Ohio	Trans. Unattended	0.14	0.07	0.01
33	Greenfield	Perkins Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
34	Hanna	Rootstown Twp., Ohio	Trans. Unattended	0.35	0.14	0.01
35	Harding	Cuyahoga Hts Vlg., Ohio	Trans. Unattended	0.35	0.13	0.01
36	Highland	Warren Twp., Ohio	Trans. Unattended	0.35	0.14	0.01
37	Hoytdale	Beaver County, Pa.	Trans. Unattended	0.35	0.14	0.01
38	Inland	Cleveland,Ohio	Trans. Unattended	0.35	0.13	0.01
39	Ironville	Toledo, Ohio	Trans. Unattended	0.14	0.07	0.01
40	Johnson	Elyria Twp., Ohio	Trans. Unattended	0.14	0.07	0.01

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
560	1					1
224	1					2
67	1					3
448	1					4
560	1					5
784	2					6
125	3					7
67	1					8
112	1					9
201	3					10
150	2					11
67	1					12
448	1					13
134	1					14
140	1					15
268	2					16
448	1					17
247	2					18
134	2					19
34	1					20
134	1					21
134	2					22
200	1					23
194	3					24
560	1					25
60	1					26
67	1					27
448	2					28
448	2					29
125	2	1				30
560	2					31
60	1					32
134	2					33
896	2					34
896	4					35
1120	2					36
448	1					37
896	2					38
200	1					39
268	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Juniper	Walton Hills Vlg., Ohio	Trans. Unattended	0.35	0.13	0.01
2	Kirby	Claibourne Twp.,	Trans. Unattended	0.14	0.07	0.01
3	Knox	Alliance, Ohio	Trans. Unattended	0.14	0.07	0.01
4	Leaside	Sandusky Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
5	Lemoyne	Stoney Ridge, Ohio	Trans. Unattended	0.35	0.14	
6	London	London, Ohio	Trans. Unattended	0.14	0.07	0.01
7	Longview	Mansfield, Ohio	Trans. Unattended	0.14	0.07	0.01
8	Lowellville	Lowellville, Ohio	Trans. Unattended	0.14	0.07	0.01
9	Maclean	Walbridge, Ohio	Trans. Unattended	0.14	0.07	0.01
10	Maple	Butler County, Pa.	Trans. Unattended	0.14	0.07	0.01
11	Masury	Masury, Ohio	Trans. Unattended	0.14	0.07	0.01
12	Maysville	Mercer County, Pa.	Trans. Unattended	0.14	0.07	0.01
13	McDowell	Mercer County, Pa.	Trans. Unattended	0.14	0.07	0.01
14	Midway	Neapolis, Ohio	Trans. Unattended	0.14	0.07	0.01
15	Midway	Neapolis, Ohio	Trans. Unattended	0.35	0.14	0.01
16	Nevada	Boardman Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
17	New Castle	West Pittsburg, Pa.	Trans. Unattended	0.14	0.07	
18	Newton Falls	Newton Falls, Ohio	Trans. Unattended	0.14	0.07	0.01
19	Pidgeon	Perry Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
20	Pine	Allegheny County, Ohio	Trans. Unattended	0.14	0.07	0.01
21	Richland	Defiance, Ohio	Trans. Unattended	0.14	0.07	0.01
22	Salt Springs	Weathersfield Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
23	Seville	Westfield Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
24	Sharon	Mercer County, Ohio	Trans. Unattended	0.14	0.07	0.01
25	Shenango	Mercer County, Ohio	Trans. Unattended	0.35	0.14	0.02
26	Shinrock	Berlin Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
27	Star	Wadsworth Twp., ohio	Trans. Unattended	0.35	0.14	0.01
28	Star	Wadsworth Twp., ohio	Trans. Unattended	0.14	0.07	
29	Stryker	Stryker, Ohio	Trans. Unattended	0.14	0.07	0.01
30	Tangy	Delaware City, Ohio	Trans. Unattended	0.14	0.07	0.01
31	Tangy	Delaware City, Ohio	Trans. Unattended	0.35	0.14	0.01
32	Toussaint	Rocky Ridge, Ohio	Trans. Unattended	0.14	0.07	0.04
33	Vulcan	Toledo, Ohio	Trans. Unattended	0.14	0.04	0.01
34	Wauseon	Wauseon, Ohio	Trans. Unattended	0.14	0.07	0.01
35	Wellington	Wellington, Ohio	Trans. Unattended	0.14	0.07	0.01
36	West Akron	Bath Twp., Ohio	Trans. Unattended	0.14	0.07	0.01
37	West Fremont	Fremont, Ohio	Trans. Unattended	0.14	0.07	0.01
38	West Ravenna	Ravenna, Ohio	Trans. Unattended	0.14	0.07	0.01
39						
40	ToT. All Transmission Substations					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
1120	4					1
14	1					2
67	1					3
67	1					4
672	2					5
67	1					6
142	2					7
34	1					8
448	2					9
168	2					10
67	1					11
84	1					12
84	1					13
146	2					14
336	1					15
67	1					16
125	1					17
157	2					18
90	1					19
168	2					20
27	1					21
180	2					22
60	1					23
168	2					24
896	2					25
134	1					26
896	3	1				27
268	2					28
112	1					29
64	2					30
672	2					31
112	1					32
200	1					33
112	1					34
67	1					35
84	1					36
83	1					37
134	2					38
						39
21458	121	2				40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.

2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.

3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.

4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).

6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost	CHANGES DURING YEAR			Balance at End of Year	Actual Cost
		Additions	Retirements	Adjustments		
	(a)	(b)	(c)	(d)	(e)	(f)
1	Air Pollution Control Facilities					
2	Water Pollution Control Facilities			2,326,297	2,326,297	2,326,297
3	Solid Waste Disposal Costs					
4	Noise Abatement Equipment					
5	Esthetic Costs			224,113	224,113	224,113
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)			2,550,410	2,550,410	2,550,410
9	Construction Work in Progress	37,000			37,000	37,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
American Transmission Systems, Incorporated	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	60,776	60,776
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs		
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	60,776	60,776

INDEX

INDEX (continued)

INDEX (continued)

Schedule	Page No.

G-11

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)		
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____	
Item 2: [ ] An Original Signed Form	OR [X] Conformed Copy	

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1: ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

TO
THE PUBLIC UTILITIES COMMISSION OF OHIO

Exact Legal Name of Respondent (Company)	Year of Report
Ohio Edison Company	Dec. 31, 2000

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules _______________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION	
01 Exact Legal Name of Respondent Ohio Edison Company	02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /	
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308	
05 Name of Contact Person Harvey L. Wagner	06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308	

08 Telephone of Contact Person, *Including Area Code*	09 This Report Is	10 Date of Report *(Mo, Da, Yr)*
(330) 384-5296	(1) [X] An Original (2) [ ] A Resubmission	/ /

ATTESTATION

The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.

01 Name	03 Signature	04 Date Signed *(Mo, Da, Yr)*
Harvey L. Wagner	/s/ Harvey L. Wagner	04/27/2001
02 Title Controller		

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	None
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	None
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	None
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	None
65	Generating Plant Statistics (Small Plants)	410-411	
66	Transmission Line Statistics	422-423	

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Ohio
July 5, 1930

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Ohio

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes... Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

Ohio Edison Company is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3 If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1 See the Uniform System of Accounts for a definition of control.
2 Direct control is that which is exercised without interposition of an intermediary.
3 Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4 Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Pennsylvania Power Company	Electric Utility	100%	
2	OES Capital, Incorporated	Financing Corporation	100%	
3	OES Finance , Incorporated	Financing Corporation	100%	
4	OES Financing Trust, Incorporated	Financing Corporation	100%	
5	OES Fuel, Incorporated	Fuel Management	100%	
6	OES Nuclear, Incorporated	Nuclear Facility Ownership	100%	
7	OES Ventures, Incorporated	Nonutility Ventures	100%	
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	President	H. P. Burg	[redacted]
2	Executive Vice President and General Counsel	A. J. Alexander [redacted]	
3	Vice President and Chief Financial Officer	R. H. Marsh	
4	Vice President and General Counsel	L. L. Vespoli [redacted]	This data has been purposely omitted herefrom
5	Senior Vice President	J. A. Gill	
6	Senior Vice President	A. R. Garfield [redacted]	
7	Vice President	E. T. Carey	
8	Vice President	G. L. Pipitone	
9	Vice President	S. F. Szwed	
10	President, Eastern Region	L. M. Cavalier	
11	President, Southern Region	T. A. Clark	
12	President, Central Region	S. E. Morgan	
13	Corporate Secretary	N. C. Ashcom	
14	Treasurer	T. C. Navin	
15	Controller	H. L. Wagner	
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp.(parent company of Ohio Edison Company). This footnote pertains to all amounts shown in column (c) except for lines 10,11,12 who are only Ohio Edison Company employees.

Schedule Page: 104 Line No.: 2 Column: b

Resigned as Executive Vice President and General Counsel effective midnight 1/31/00.

Schedule Page: 104 Line No.: 4 Column: b

Elected Vice President and General Counsel effective 2/1/00.

Schedule Page: 104 Line No.: 6 Column: b

Vice President elected Senior Vice President effective 2/1/00.

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	Anthony J. Alexander	76 South Main Street, Akron, Ohio 44308
2		
3	H. Peter Burg	76 South Main Street, Akron, Ohio 44308
4	President	
5		
6	Richard H. Marsh	76 South Main Street, Akron, Ohio 44308
7	Vice President and Chief Financial Officer	
8		
9		
10		
11		
12	Note: No Executive Committee has been appointed or elected.	
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The company did not close the stock book in 2000.	Total: 100 By Proxy: 100	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, Ohio 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	100	100		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	100	100		
7	FirstEnergy Corp. (100%)	100	100		
8	76 South Main Street				
9	Akron, Ohio 44308				
10					
11					
12					
13					
14					
15					
16					
17					
18					

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) __ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 4 Column: d

Whenever four quarterly dividends payable on the Preferred Stock or Class A Preferred Stock of any series shall be in default, in whole or in part, the holders of such issues have the exclusive right to elect the smallest number of Directors which shall constitute a majority of the then authorized number of Directors of the Corporation, and vote in all matters with respect to the governing of the affairs of the Corporation other than the election of Directors.

Schedule Page: 106 Line No.: 4 Column: e

Whenever six quarterly dividends payable on the Preference Stock of any series shall be in default, in whole or in part, the Preference Stockholders, subject to any right of the holders of Preferred Stock and the Class A Preferred Stock to elect a majority of Directors (as discussed above), shall have the exclusive right to elect two Directors of the Corporation, and vote in all matters with respect to the governing of the affairs of the Corporation other than the election of Directors.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of Ohio Edison Company (Company), and GPU, Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. None

5. On October 27, 1999, the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Company, Pennsylvania Power Company (Penn), The Cleveland Electric Illuminating Company and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, American Transmission Systems, Inc. (ATSI). On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 Kv, 138 Kv and 69 Kv were sold to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. See Notes 5 and 6 of Notes to Balance Sheets on pages 123.1 through 123.3 and pages 256 and 257 of this report and footnotes thereof.

7. None

8. The Company granted increases to employees represented by unions which provided for wage adjustments of 2.75% in July and August of 2000. These changes plus changes in salaries of supervisory, administrative and professional employees resulted in an estimated annual wage increase of $2,551,745.

9. In 1999 and 2000, the U.S. Environmental Protection Agency issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and Penn in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

10. None

11.

12. None

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	6,689,333,474	4,308,256,857
3	Construction Work in Progress (107)	200-201	187,113,405	198,822,410
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		6,876,446,879	4,507,079,267
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	2,772,379,417	2,021,524,206
6	Net Utility Plant (Enter Total of line 4 less 5)		4,104,067,462	2,485,555,061
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	55,333,981	62,907,044
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		55,333,981	62,907,044
10	Net Utility Plant (Enter Total of lines 6 and 9)		4,159,401,443	2,548,462,105
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	24,273,470	24,085,703
15	(Less) Accum. Prov. for Depr. and Amort. (122)		10,161,617	13,222,161
16	Investments in Associated Companies (123)		0	173,003,319
17	Investment in Subsidiary Companies (123.1)	224-225	696,398,069	705,151,236
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		718,911,325	729,061,548
21	Special Funds (125-128)		223,264,647	155,341,145
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		1,652,685,894	1,773,420,790
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		1,059,262	13,077,401
25	Special Deposits (132-134)		22,530	22,530
26	Working Fund (135)		177,344	175,287
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		13,044,957	24,294,670
30	Other Accounts Receivable (143)		10,949,335	10,548,125
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		1,130,430	8,680,272
32	Notes Receivable from Associated Companies (145)		0	0
33	Accounts Receivable from Assoc. Companies (146)		357,505,011	614,753,844
34	Fuel Stock (151)	227	12,992,612	4,320,135
35	Fuel Stock Expenses Undistributed (152)	227	879,949	443,085
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	18,679,946	20,378,312
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	1,542,726	25,219,300
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	3,363,000	1,686,000
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		70,574,899	74,221,316
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		3,214,154	3,113,583
49	Rents Receivable (172)		382,868	725,900
50	Accrued Utility Revenues (173)		44,285,392	50,006,404
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		537,543,555	834,305,620

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		22,064,827	20,802,289
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,456,662,994	2,154,914,564
58	Prelim. Survey and Investigation Charges (Electric) (183)		3,023,760	880,843
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		903,875	512,571
61	Temporary Facilities (185)		-793,109	214,319
62	Miscellaneous Deferred Debits (186)	233	253,007,274	191,635,963
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	1,319,998	0
65	Unamortized Loss on Reaquired Debt (189)		72,577,562	73,628,936
66	Accumulated Deferred Income Taxes (190)	234	307,006,704	227,897,207
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		2,115,773,885	2,670,486,692
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		8,465,404,777	7,826,675,207

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	2,106,152,117	2,106,152,117
3	Preferred Stock Issued (204)	250-251	170,965,000	165,965,000
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	227,177	227,177
7	Other Paid-In Capital (208-211)	253	-7,684,935	-7,684,935
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	490,370,815	400,949,544
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	35,359,341	57,312,508
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		2,795,389,515	2,722,921,411
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	808,725,000	728,725,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	123,711,350	123,711,350
19	Other Long-Term Debt (224)	256-257	1,391,387,152	1,222,876,382
20	Unamortized Premium on Long-Term Debt (225)		52,803	5,719
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		3,801,858	2,306,794
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		2,320,074,447	2,073,011,657
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		186,182,969	174,796,592
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		4,185,514	3,092,322
27	Accumulated Provision for Pensions and Benefits (228.3)		118,821,444	127,762,773
28	Accumulated Miscellaneous Operating Provisions (228.4)		23,166,553	8,006,496
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		332,356,480	313,658,183
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		63,500,000	47,500,000
33	Accounts Payable (232)		37,315,977	38,564,317
34	Notes Payable to Associated Companies (233)		150,245,739	148,956,773
35	Accounts Payable to Associated Companies (234)		81,398,153	136,106,922
36	Customer Deposits (235)		2,867,493	2,845,457
37	Taxes Accrued (236)	262-263	181,676,195	209,482,479
38	Interest Accrued (237)		27,461,251	22,832,954
39	Dividends Declared (238)		2,431,787	2,431,787
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		-79,190	-26,596
43	Miscellaneous Current and Accrued Liabilities (242)		45,619,848	44,309,287
44	Obligations Under Capital Leases-Current (243)		34,042,345	30,901,633
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		626,479,598	683,905,013

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		2,418,337	2,422,957
48	Accumulated Deferred Investment Tax Credits (255)	266-267	136,070,011	105,656,496
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	489,813,452	453,540,702
51	Other Regulatory Liabilities (254)	278	186,247,260	119,304,618
52	Unamortized Gain on Reaquired Debt (257)		52,812	46,944
53	Accumulated Deferred Income Taxes (281-283)	272-277	1,576,502,865	1,352,207,226
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,391,104,737	2,033,178,943
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		8,465,404,777	7,826,675,207

Name of Respondent Ohio Edison Company (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	2,347,670,322	2,365,964,220
3	Operating Expenses			
4	Operation Expenses (401)	320-323	904,399,896	940,872,928
5	Maintenance Expenses (402)	320-323	149,306,645	144,781,275
6	Depreciation Expense (403)	336-337	245,607,068	246,214,234
7	Amort. & Depl. of Utility Plant (404-405)	336-337	12,163,061	19,979,174
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		315,634,122	289,151,037
12	(Less) Regulatory Credits (407.4)		8,922,333	9,606,485
13	Taxes Other Than Income Taxes (408.1)	262-263	200,760,622	205,433,815
14	Income Taxes - Federal (409.1)	262-263	271,095,702	255,984,331
15	- Other (409.1)	262-263	6,937,098	7,941,332
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	-143,389,644	-138,052,665
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266	-7,044,097	-7,177,563
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		25,060,442	19,452,587
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		1,921,487,698	1,936,068,826
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		426,182,624	429,895,394

Name of Respondent Ohio Edison Company (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages 122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
2,347,670,322	2,365,964,220					2
						3
904,399,896	940,872,928					4
149,306,645	144,781,275					5
245,607,068	246,214,234					6
12,163,061	19,979,174					7
						8
						9
						10
315,634,122	289,151,037					11
8,922,333	9,606,485					12
200,760,622	205,433,815					13
271,095,702	255,984,331					14
6,937,098	7,941,332					15
-143,389,644	-138,052,665					16
						17
-7,044,097	-7,177,563					18
						19
						20
25,060,442	19,452,587					21
						22
1,921,487,698	1,936,068,826					23
426,182,624	429,895,394					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		426,182,624	429,895,394
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		2,831,659	5,391,774
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		2,198,947	4,252,787
31	Revenues From Nonutility Operations (417)		3,593,790	3,760,531
32	(Less) Expenses of Nonutility Operations (417.1)		2,015,835	2,599,315
33	Nonoperating Rental Income (418)		385,353	427,156
34	Equity in Earnings of Subsidiary Companies (418.1)	119	27,957,188	16,015,877
35	Interest and Dividend Income (419)		81,784,975	75,275,902
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		2,094,324	7,857,769
38	Gain on Disposition of Property (421.1)			
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		114,432,507	101,876,907
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		30,441	8,247
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	30,363,785	26,158,693
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		30,394,226	26,166,940
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	1,728,458	1,936,534
47	Income Taxes-Federal (409.2)	262-263	25,275,129	16,759,322
48	Income Taxes-Other (409.2)	262-263	497,464	528,663
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	-2,591,113	4,666,361
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)		-14,939,488	-3,504,093
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		9,970,450	20,386,787
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		74,067,831	55,323,180
55	Interest Charges			
56	Interest on Long-Term Debt (427)		140,625,343	154,675,870
57	Amort. of Debt Disc. and Expense (428)		2,175,943	3,859,786
58	Amortization of Loss on Reaquired Debt (428.1)		5,556,349	6,232,220
59	(Less) Amort. of Premium on Debt-Credit (429)			598
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		5,868	5,873
61	Interest on Debt to Assoc. Companies (430)	340	20,094,951	22,929,405
62	Other Interest Expense (431)	340	3,865,674	3,533,794
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		8,518,365	3,695,394
64	Net Interest Charges (Enter Total of lines 56 thru 63)		163,794,027	187,529,210
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		336,456,428	297,689,364
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		336,456,428	297,689,364

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		525,730,156
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		308,499,240
17	Appropriations of Retained Earnings (Acct. 436)		
18	Preferred Stock	238	11,124,532
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		-11,124,532
23	Dividends Declared-Preferred Stock (Account 437)		
24	Common Stock		-392,800,000
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-392,800,000
30	Dividends Declared-Common Stock (Account 438)		
31			
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		27,957,188
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		458,262,052
	APPROPRIATED RETAINED EARNINGS (Account 215)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		458,262,052
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		35,359,341
50	Equity in Earnings for Year (Credit) (Account 418.1)		27,957,188
51	(Less) Dividends Received (Debit)		6,004,021
52			
53	Balance-End of Year (Total lines 49 thru 52)		57,312,508

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 118 Line No.: 18 Column: c

Notes:

3.90%	$	594,791
4.40%		775,632
4.44%		606,326
4.56%		658,008
7.75%		7,750,400
8.45%		739,375
	$	11,124,532

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	336,456,428
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	259,569,465
5	Amortization of	
6	Capital Leases	37,384,522
7		
8	Deferred Income Taxes (Net)	-145,980,757
9	Investment Tax Credit Adjustment (Net)	-21,983,585
10	Net (Increase) Decrease in Receivables	-266,510,967
11	Net (Increase) Decrease in Inventory	-14,588,599
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	79,135,096
14	Net (Increase) Decrease in Other Regulatory Assets	326,843,826
15	Net Increase (Decrease) in Other Regulatory Liabilities	-8,922,333
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	21,953,167
18	Other:	
19	Net Increase in Pension Investment	15,496,620
20	Amortization fo Financing Costs	10,553,958
21	All Other	41,661,780
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	627,162,287
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-192,011,652
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	167,583
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-191,844,069
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	8,000,000
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43	Disposition of Assets to Associated Companies	464,161,444
44	Purchase of Investment Securities (a)	-5,048,968
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-173,003,319
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other: Miscellaneous	1,451,794
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	103,716,882
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	203,552,432
62	Preferred Stock	
63	Common Stock	
64	Other: Miscellaneous	-6,434,322
65		
66	Net Increase in Short-Term Debt (c)	
67	Other: Notes Payable, Net	-17,288,966
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	179,829,144
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-489,767,699
74	Preferred Stock	-5,000,000
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-11,124,532
81	Dividends on Common Stock	-392,800,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-718,863,087
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	12,016,082
87		
88	Cash and Cash Equivalents at Beginning of Year	1,259,136
89		
90	Cash and Cash Equivalents at End of Year	13,275,218

Name of Respondent	This Report Is:	Date of Report	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Notes to Balance Sheet

1 - UTILITY PLANT

Utility plant reflects the original cost of construction, (except for the Ohio Edison Company's (Company) nuclear generating units which were adjusted to fair value as discussed in "Regulatory Plan" in Note 15), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

On September 1, 2000, the Company sold its transmission assets to FirstEnergy Corp.'s (FirstEnergy) wholly owned subsidiary, American Transmission Systems, Incorporated (ATSI). As a result, ATSI owns and operates FirstEnergy's major high-voltage transmission facilities and has interconnections with other regional utilities.

2 - NUCLEAR FUEL

OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of the Company, is the sole lessor for the Company's nuclear fuel requirements. Minimum lease payments during the next five years are estimated to be as follows:

2001	$26,100,000
2002	19,792,000
2003	9,764,000
2004	5,577,000
2005	1,481,000

3 - ACCOUNTS RECEIVABLE

OES Capital, Incorporated (OES Capital), a wholly owned subsidiary of the Company, finances a portion of the Company's receivables. The Company received approximately $1,967,971,000 and $1,963,111,000 in 2000 and 1999, respectively, from the sale of receivables to OES Capital. The balance of receivables sold to OES Capital that remained uncollected at December 31, 2000, was approximately $201,800,000. Under terms of the sales agreement, the Company could be required to repurchase certain of the receivables.

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

4 - LEASES

The Company leases certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

The Company sold portions of its ownership interest in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases, the Company continues to be responsible, to the extent of its individual combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

The future minimum rental commitments for all leases as of December 31, 2000, are:

	Capital Leases	Operating Leases: Lease Payments	Operating Leases: PNBV Capital Trust	Operating Leases: Net
	(In thousands)			
2001	$ 15,426	$ 127,015	$ 59,463	$ 67,552
2002	14,879	130,276	60,981	69,295
2003	14,696	136,756	62,621	74,135
2004	14,800	137,627	58,282	79,345
2005	14,799	138,529	56,341	82,188
Years thereafter	216,582	1,550,894	474,605	1,076,289
Total minimum lease payments	291,182	$2,221,097	$772,293	$1,448,804
Executory costs	10,167			
Net minimum lease payments	281,015			
Interest portion	8,394			
Present value of net minimum lease payments	$272,621			

The Company invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. The PNBV capital trust arrangement effectively reduces lease costs related to those transactions.

OES Finance, Incorporated (OES Finance), a wholly owned subsidiary of the Company, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting the Company's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to the Company as sole owner of OES Finance common stock.

5 - CAPITALIZATION

Retained Earnings --

Under the Company's first mortgage indenture, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $391,443,000 at December 31, 2000.

Preferred and Preference Stock --

The Company's 8.45% series of preferred stock has no optional redemption provision. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

The Company has 8,000,000 authorized and unissued shares of preference stock having no par value.

The Company's 8.45% series of preferred stock has an annual sinking fund requirement for 50,000 shares.

The Company's preferred shares are retired at $100 per share plus accrued dividends. Annual sinking fund requirements are $5,000,000 in 2001.

Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Subordinated Debentures --

Ohio Edison Financing Trust, a wholly owned subsidiary of the Company, has issued $120,000,000 of 9% Cumulative Trust Preferred Capital Securities. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123,711,350 principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by the Company at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

Long-Term Debt --

The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2000, the Company's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30,056,000. The Company expects to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

2001	$303,213,000
2002	423,027,000
2003	206,691,000
2004	216,342,000
2005	134,409,000

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $214,709,000 and noncancelable municipal bond insurance policies of $136,500,000 to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays annual fees of 0.60% to 1.25% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

The Company had unsecured borrowings of $100,000,000 at December 31, 2000, supported by a $250,000,000 long-term revolving credit facility agreement which expires November 18, 2002. The Company must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that the Company maintain unused first mortgage bond capability for the full credit agreement amount under the Company's indenture as potential security for the unsecured borrowings.

6 - SHORT-TERM BORROWINGS

Short-term borrowings outstanding as of December 31, 2000, consisted of $47,500,000 of bank borrowings and $248,800,000 of borrowings from associated companies.

The Company has lines of credit with domestic banks that provide for borrowings of up to $55,000,000 under various interest rate options. Short-term borrowings may be made under these lines of credit on its unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.15% to 0.20%. These lines expire at various times during 2001.

The Company has a credit agreement with Pennsylvania Power Company (Penn Power) whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement the maximum borrowing is limited only by the availability of funds; however, Penn Power's borrowing under this agreement is currently limited by the Pennsylvania Public Utility Commission to a total of $50,000,000. Either company can terminate the agreement with six months' notice.

The Company has a loan agreement with OES Fuel whereby the Company may borrow funds from OES Fuel as long as OES Fuel's total debt outstanding does not exceed its $180,500,000 long-term bank credit agreement which expires March 31, 2001. The Company intends to extend the credit agreement through March 31, 2002. As of December 31, 2000, OES Fuel had no financing available to the Company under this agreement.

7 - COMMITMENTS AND CONTINGENCIES

Capital Expenditures --

The Company's current forecast reflects expenditures of approximately $360,000,000 for property additions and improvements from 2001-2005, of which approximately $90,000,000 is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $106,000,000, of which approximately $17,000,000 applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $126,000,000 and $27,000,000, respectively, as the nuclear fuel is consumed.

Nuclear Insurance --

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,500,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $94,200,000 per incident but not more than $10,700,000 in any one year for each incident.

The Company is also insured as to its respective interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $210,000,000 of insurance coverage for replacement power costs for its respective interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $10,300,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) __ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Environmental Matters --

Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. In accordance with the Ohio transition plan discussed in "Regulatory Plan" in Note 15, generation operations and any related additional capital expenditures for environmental compliance are the responsibility of FirstEnergy's competitive services business unit.

The Company is required to meet federally approved sulfur dioxide (SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Company is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Company's Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Companies in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company believes the Sammis Plant is in full compliance with the Clean Air Act

and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

8 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Balance Sheets as of December 31, 2000 and 1999 in the 2000 Annual Report to Stockholders.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Long-term debt	$303,212,717		$385,370,312	
Preferred stock	5,000,000		5,000,000	
Currently payable long-term debt and preferred stock		$308,212,717		$390,370,312
To reclassify long-term debt and sinking fund requirements for preferred stock due within one year.				
Other deferred credits	11,151,680		11,948,280	
Utility plant in service		11,151,680		11,948,280
To reclassify unamortized tax depreciation deductions sold.				
Cash	--		78,100,019	
Special funds --		--		78,100,019
To reclassify funds held in escrow, to be used to retire debt presently classified as current maturity.				
Accumulated provision for -				
Injuries and damages	3,092,322		4,185,514	
Pensions and benefits	127,762,772		118,821,444	
DOE decommissioning	6,996,365		8,267,543	
Energy efficient provisions	1,010,131		--	
Other deferred credits		138,861,590		131,274,501
To reclassify accumulated provision for injuries and damages, pensions and benefits, United States Department of Energy (DOE) Decommissioning and Decontamination, and energy efficient provisions to other deferred credits.				

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Prepayments	$ --		$ 136,400	
Interest accrued		$ --		$ 136,400
To reclassify prepaid interest on a PEPCO note and a 4.30% PCN fee.				
Cash	288,990		348,167	
Miscellaneous current and accrued liabilities		288,990		348,167
To reclassify cash at banks with negative book balances.				
Accumulated Provision for - Nuclear Outage Cost	--		14,899,010	
Miscellaneous current and accrued liabilities		--		14,899,010
To reclassify the nuclear refueling outage provision to miscellaneous current and accrued liabilities.				
Prepayments	--		422,354	
Miscellaneous current and accrued liabilities		--		422,354
To reclassify miscellaneous current and accrued liabilities to prepayments.				
Taxes accrued	24,806		212,490	
Accounts payable - Associated companies		24,806		212,490
To reclassify payment due OES Finance, Inc., OES Fuel, Inc. and OES Ventures, Inc. for income tax benefits relating to the consolidated income tax return.				
Investment in subsidiary companies	35,136		35,136	
Other paid-in capital		35,136		35,136
To recognize equity in Penn Power relating to its premium on preferred stock.				
Other regulatory liabilities	119,304,618		186,247,260	
Other regulatory assets		119,304,618		186,247,260
To net regulatory liabilities with regulatory assets.				
Material & supplies	50,381,643		54,456,442	
Miscellaneous deferred debits		50,381,643		54,456,442
To reclassify intangible asset relating to material & supplies held under consignment.				
Other deferred credits	44,044,813		49,752,207	
Other investments		44,044,813		49,752,207
To offset liability for materials held under consignment with note receivable from consignor.				
Deferred Credits - Other	2,699,264		2,410,719	
Special Funds		2,699,264		2,410,719
To net postretirement benefit asset (Voluntary Employee Benefit Trust) with obligation.				

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Utility plant in service - Electric plant	$34,303,418		$ 42,984,606	
Nuclear fuel	71,598,585		69,672,672	
Accumulated provision for amortization		$105,902,003		$112,657,278
To reclassify the accumulated amortization of capital leases.				
Accumulated deferred income taxes - deferred credits	227,897,207		307,006,704	
Accumulated deferred income taxes - deferred debits		227,897,207		307,006,704
To reclassify accumulated deferred income tax benefits.				
Accumulated provision for depreciation	2,364,839		37,324,512	
Other regulatory assets	5,724,767		137,526,899	
Utility plant in service - Electric plant		8,089,606		174,851,411
To reclassify carrying charges applicable for Beaver Valley Unit 2 and Perry.				
Notes receivable from Associated co.	713,542		--	
Investment in Assoc co.		713,542		--
To reclassify ATSI investment due within one year.				
Other Accounts Receivable	346,801		--	
Accounts Payable		346,801		--
To reclassify Accounts Receivable due to credit balances.				

Notes to Income Statement

9 - REVENUES

The Company's principal business is providing electric service to customers in central and northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

10 - NUCLEAR FUEL

The Company amortizes the cost of nuclear fuel based on the rate of consumption.

11 - RENTAL PAYMENTS

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the two years ended December 31, 2000, are summarized as follows:

	2000	1999
Operating leases		
Interest element	$106,637,886	$107,897,500
Other	34,190,197	32,801,046
Capital leases		
Interest element	12,887,726	15,822,734
Other	7,535,175	9,061,609
Total rental payments	$161,250,984	$165,582,889

12 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Income Statements for the years ended December 31, 2000 and 1999, in the 2000 Annual Report to Stockholders:

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Regulatory credits	$ 8,922,333		$ 9,606,485	
Provision for deferred income taxes - operating income	46,939,863		30,896,140	
Regulatory debits		$ 55,862,196		$ 40,502,625

To reclassify deferred taxes related to the amortization of net regulatory assets.

13 - TRANSACTIONS WITH AFFILIATED COMPANIES

Operating revenues and operating expenses include transactions with Penn Power, CEI and The Toledo Edison Company (TE), which were primarily for electric sales and ATSI transmission rent expense of $27,331,530 starting in 2000. The amounts related to Penn Power, CEI and TE were $1,079,187, $20,870,004 and $6,565,962, respectively, for 2000 and $5,613,752, $23,394,266 and $16,422,762, respectively, for 1999. Other income included $4,475,128 of interest income from ATSI beginning in 2000.

FirstEnergy provides support services at cost to the Company, for which the Company was billed $91,625,000 and $89,881,000 in 2000 and 1999, respectively.

Notes Common to Balance Sheet, Income Statement and

Statement of Cash Flows

14 - SUPPLEMENTAL CASH FLOWS INFORMATION

Cash and Cash Equivalents at December 31, 2000:

Account	Account Title	
131	Cash	$ 13,077,401
134	Special Deposits	22,530
135	Working Funds	175,287
136	Temporary Cash Investments .	314,800
		$ 13,590,018

Operating Activities:	
Interest Paid (net of amounts capitalized	$ 160,695,901
Income Taxes Paid	$ 262,224,707
Investing Activities:	
Gross Additions to Utility Plant	$ 192,011,652
Capital Leases - Electric	1,310,503
	$ 193,322,155
Capital Leases - Nuclear Fuel	$ 36,595,055
Gross Reductions to Nonutility Plant	$ 167,583

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their market value.

All borrowings with initial maturities of less than one year are defined as financial instruments under accounting principles generally accepted in the United States (GAAP) and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Long-term debt	$ 1,951,601	$ 1,993,878	$ 2,200,112	$ 2,180,005
Preferred stock	$ 5,000	$ 4,850	$ 10,000	$ 10,242
Investments other than cash and cash equivalents				
Debt securities				
- Maturity (5-10) years	$ 181,659	$ 185,430	$ 197,636	$ 184,430
- Maturity (more than 10 years)	430,008	477,779	257,630	266,749
All other	203,305	204,114	172,815	174,968
	$ 814,972	$ 867,323	$ 628,081	$ 626,147

The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Company has no securities held for trading purposes.

15 - REGULATORY PLAN

The Public Utilities Commission of Ohio (PUCO) approved the Company's Rate Reduction and Economic Development Plan in 1995. This regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $300,000,000 (approximately 20 percent below then current levels). The plan also revised the Company's fuel cost recovery method so that the Company's fuel rates would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the Company's regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $600,000,000 during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

In July 1999, Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the legislation provides for a five percent reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, CEI and TE -- filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of the Company's generation-related transition costs of approximately $1,769,245,000 ($1,608,448,000, net of deferred income taxes) and its transition costs related to regulatory assets aggregating approximately $1,505,540,000 ($1,004,721,000, net of deferred income taxes).

On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than

2006 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 560 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the Company's generation business was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $1,200,000,000 of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

The settlement agreement provides to the Company's customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 560 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery period could be shortened for the Company to reduce recovery by as much as $250,000,000, but any such adjustment would be computed on a class-by-class and pro-rata basis.

Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $1,075,000,000, compared to the Company's total assets as of December 31, 2000 of $7,422,000,000.

All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. Under the previous regulatory plan, the PUCO had authorized the Company to recognize additional capital recovery related to its generating assets (which was reflected as additional depreciation expense) and additional amortization of regulatory assets during the prior regulatory plan period of at least $2,000,000,000. These additional amounts were being recovered through rates. As of December 31, 2000, the Company's cumulative additional capital recovery and regulatory asset amortization amounted to $1,158,000,000.

16 - DEPRECIATION

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for the Company's electric plant was approximately 2.8% in 2000 and 3.0% in 1999.

Annual depreciation expense in 2000 included approximately $6,200,000 for future decommissioning costs applicable to the Company's ownership and leasehold interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $28,000,000 from implementing the Company's transition plan in 2001. The Company's share of the future obligation to decommission these units is approximately $462,000,000 in current dollars and (using a 4.0% escalation rate) approximately $1,205,000,000 in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The

Company has recovered approximately $83,000,000 for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $8,200,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the DOE, as required by the Energy Policy Act of 1992.

DOE special assessment activities during 2000 and 1999, respectively, were: Account 518 expenses: $1,167,108 and $1,141,268; payments: $1,206,922 and $1,167,108; and refunds: $0 for both years.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

17 - RETIREMENT BENEFITS

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the two years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394,106,439	$1,500,134,952	$608,426,051	$601,269,566
Service cost	27,421,692	28,296,067	11,349,407	9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Plan amendments	41,347,358	--	--	--
Actuarial loss (gain)	17,264,015	(155,585,368)	121,680,323	(17,583,693)
Net increase from asset swap	--	14,800,000	--	12,524,600
Voluntary early retirement program expense	23,353,000	--	--	--
Benefits paid	(102,221,644)	(95,534,268)	(35,097,490)	(37,818,560)
Benefit obligation as of December 31	1,506,055,538	1,394,106,439	752,028,957	608,426,051

	Pension Benefits 2000	Pension Benefits 1999	Other Postretirement Benefits 2000	Other Postretirement Benefits 1999
Change in plan assets:				
Fair value of plan assets as of January 1	1,807,458,798	1,682,987,392	4,917,191	3,906,528
Actual return on plan assets	768,878	220,005,674	(178,534)	621,633
Company contribution	--	--	18,344,187	402,444
Benefits paid	(102,221,644)	(95,534,268)	--	--
Administrative expenses	--	--	(42,480)	(13,414)
Fair value of plan assets as of December 31	1,706,006,032	1,807,458,798	23,040,364	4,917,191
Funded status of plan	199,950,494	413,352,359	(728,988,593)	(603,508,860)
Unrecognized actuarial Loss (gain)	(90,915,998)	(303,535,599)	147,307,299	24,881,450
Unrecognized prior service cost	93,063,964	57,382,039	20,909,717	24,158,510
Unrecognized net transition obligation (asset)	(2,106,408)	(10,051,160)	110,841,109	120,077,867
Prepaid (accrued) benefit cost	$ 199,992,052	$ 157,147,639	$(449,930,468)	$(434,391,033)
Company's share of prepaid (accrued) benefit cost	$ 196,484,202	$ 180,987,582	$(121,818,660)	$(113,943,628)
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

FirstEnergy's net pension and other postretirement benefit costs for the two years ended December 31, 2000 were computed as follows:

	Pension Benefits 2000	Pension Benefits 1999	Other Postretirement Benefits 2000	Other Postretirement Benefits 1999
Service cost	$ 27,421,692	$ 28,296,067	$ 11,349,407	$ 9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Expected return on plan assets	(180,918,929)	(168,056,403)	(524,512)	(400,419)
Amortization of transition obligation (asset)	(7,944,752)	(7,944,752)	9,236,758	9,236,758
Amortization of prior service cost	5,665,433	5,665,433	3,248,793	3,248,793
Recognized net actuarial loss (gain)	(9,095,535)	--	--	--
Voluntary early retirement program expense	17,243,000	--	--	--
Net benefit cost	$ (42,844,413)	$ (40,044,599)	$ 68,981,112	$ 62,119,270
Company's share of total plan costs	$ (15,496,620)	$ (12,119,498)	$ 17,186,568	$ 18,041,301.

The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0% - 5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7,493,646 and the postretirement benefit obligation by $94,415,205. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8,541,955 and the postretirement benefit obligation by $111,015,529.

18 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements were prepared in accordance with the accounting requirements set forth in the Uniform System of Accounts and published accounting releases of the FERC, which is a comprehensive basis of accounting other than GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,955,505,005	3,955,505,005
4	Property Under Capital Leases	142,839,844	142,839,844
5	Plant Purchased or Sold		
6	Completed Construction not Classified	197,977,904	197,977,904
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	4,296,322,753	4,296,322,753
9	Leased to Others		
10	Held for Future Use	11,934,104	11,934,104
11	Construction Work in Progress	198,822,410	198,822,410
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	4,507,079,267	4,507,079,267
14	Accum Prov for Depr, Amort, & Depl	2,021,524,206	2,021,524,206
15	Net Utility Plant (13 less 14)	2,485,555,061	2,485,555,061
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,964,173,662	1,964,173,662
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	57,320,205	57,320,205
22	Total In Service (18 thru 21)	2,021,493,867	2,021,493,867
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation	30,339	30,339
29	Amortization		
30	Total Held for Future Use (28 & 29)	30,339	30,339
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	2,021,524,206	2,021,524,206

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	55,333,981	36,595,055
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	55,333,981	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Chio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No.
[redacted]			1
[redacted]			2
[redacted]			3
[redacted]			4
[redacted]			5
[redacted]	[redacted]		6
[redacted]	[redacted]		7
			8
			9
[redacted]	[redacted]		10
			11
29,021,992		62,907,044	12
			13
[redacted]	[redacted]	[redacted]	14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202 Line No.: 14 Column: f

Quantities of net unamortized leased fuel at December 31, 2000 were as follows:

Lbs U308	0
Kgs UF6	1,788
Enriched U-Kgs(estimated)	16,379
Fabricated U-Kgs(estimated)	39,027

During 2000, the company consumed 82,427,245 MMBTU's of leased nuclear fuel.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	89,747	
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	247,163,904	23,412,713
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	247,253,651	23,412,713
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	10,669,233	-176
9	(311) Structures and Improvements	220,764,541	-623,363
10	(312) Boiler Plant Equipment	1,188,125,894	33,227,867
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	226,876,216	1,044,186
13	(315) Accessory Electric Equipment	171,534,844	24,151
14	(316) Misc. Power Plant Equipment	23,023,004	1,500,218
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	1,840,993,732	35,172,883
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	4,349,917	
18	(321) Structures and Improvements	613,623,436	616,389
19	(322) Reactor Plant Equipment	867,842,661	1,076,751
20	(323) Turbogenerator Units	197,566,463	2,589,625
21	(324) Accessory Electric Equipment	292,717,810	185,269
22	(325) Misc. Power Plant Equipment	86,503,256	10,184,758
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	2,062,603,543	14,652,792
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights	137,490	
35	(341) Structures and Improvements	12,854,711	98,194
36	(342) Fuel Holders, Products, and Accessories	1,743,247	404,860
37	(343) Prime Movers	10,834,733	
38	(344) Generators	14,335,594	
39	(345) Accessory Electric Equipment	1,686,833	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

nstructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
[redacted]					1
			89,747		2
					3
	-143,741,669	-63,928,433	62,906,515		4
	-143,741,669	-63,928,433	62,996,262		5
[redacted]					6
					7
		87,071	10,756,128		8
		10,355,044	230,496,222		9
-149,340		73,054,079	1,294,557,180		10
					11
-125,686		17,143,768	245,189,856		12
		3,231,656	174,790,651		13
		1,165,209	25,688,431		14
-275,026		105,036,827	1,981,478,468		15
[redacted]					16
	-1,103,957		3,245,960		17
74,214	-372,475,648		241,689,963		18
	-696,427,378		172,492,034		19
	-195,144,115		5,011,973		20
	-293,723,258		-820,179		21
	-87,852,797		8,835,217		22
74,214	-1,646,727,153		430,454,968		23
[redacted]					24
					25
					26
					27
					28
					29
					30
					31
					32
[redacted]					33
			137,490		34
			12,952,905		35
			2,148,107		36
			10,834,733		37
			14,335,594		38
			1,686,833		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	74,501	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	41,667,109	503,054
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	3,945,264,384	50,328,729
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	88,963,048	223,405
45	(352) Structures and Improvements	34,169,191	-516,319
46	(353) Station Equipment	353,971,345	-8,545,810
47	(354) Towers and Fixtures	81,098,693	-9,225
48	(355) Poles and Fixtures	110,101,318	-1,861,430
49	(356) Overhead Conductors and Devices	188,176,262	-2,036,477
50	(357) Underground Conduit	1,438,558	
51	(358) Underground Conductors and Devices	4,636,077	
52	(359) Roads and Trails	3,088,807	-15,396
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	865,643,299	-12,761,252
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	9,472,506	684,784
56	(361) Structures and Improvements	6,555,313	77,345
57	(362) Station Equipment	125,536,179	1,553,880
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	277,109,654	6,875,684
60	(365) Overhead Conductors and Devices	273,231,615	8,876,329
61	(366) Underground Conduit	53,078,295	1,367,851
62	(367) Underground Conductors and Devices	139,402,898	7,773,480
63	(368) Line Transformers	250,553,046	7,858,112
64	(369) Services	93,124,397	2,040,126
65	(370) Meters	98,412,893	2,061,298
66	(371) Installations on Customer Premises	15,193,896	1,626,896
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	42,115,029	1,349,785
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,383,785,721	42,145,570
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	3,493,715	78
72	(390) Structures and Improvements	79,108,678	4,054,781
73	(391) Office Furniture and Equipment	45,420,268	48,123,799
74	(392) Transportation Equipment	5,264,035	-664,006
75	(393) Stores Equipment	1,392,809	141,068
76	(394) Tools, Shop and Garage Equipment	7,517,172	267,815
77	(395) Laboratory Equipment	8,074,515	17,758
78	(396) Power Operated Equipment	2,852,980	
79	(397) Communication Equipment	28,098,498	908,748
80	(398) Miscellaneous Equipment	1,177,489	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	182,400,159	52,850,041
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	182,400,159	52,850,041
84	TOTAL (Accounts 101 and 106)	6,624,347,214	155,975,801
85	(102) Electric Plant Purchased (See Instr. 8)	53,118,344	
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	6,677,465,558	155,975,801

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			74,501		40
			42,170,163		41
-200,812	-1,646,727,153	105,036,827	2,454,103,599		42
[redacted]					43
		-2,101,211	87,085,242		44
		-21,692,555	11,960,317		45
3,020,633	-7,012,307	-228,622,507	106,770,088		46
1,942		-80,809,666	277,860		47
27,437		-87,462,134	20,750,317		48
12,239,147		-147,812,216	26,088,422		49
			1,438,558		50
		-88,330	4,547,747		51
		-3,073,411			52
15,289,159	-7,012,307	-571,662,030	258,918,551		53
[redacted]					54
			10,157,290		55
			6,632,658		56
260		-27,043	127,062,756		57
					58
1,091,355			282,893,983		59
472,467			281,635,477		60
2,819			54,443,327		61
140,868			147,035,510		62
1,199,801			257,211,357		63
41,514			95,123,009		64
356,550		-480,594	99,637,047		65
166,079			16,654,713		66
					67
337,677			42,627,137		68
4,309,390		-507,637	1,421,114,264		69
[redacted]					70
75,681		-231,636	3,186,476		71
2,881,668	-422,970	-15,454,546	64,404,275		72
5,214,498	-645,510	-75,695,429	11,988,630		73
			4,600,029		74
8,032			1,525,845		75
191,922			7,593,065		76
1,122,124			6,970,149		77
			2,852,980		78
418,427	-5,139,256	-28,431,616	-4,982,053		79
34,287	-92,521		1,050,681		80
9,946,639	-6,300,257	-119,813,227	99,190,077		81
					82
9,946,639	-6,300,257	-119,813,227	99,190,077		83
29,344,376	-1,803,781,386	-650,874,500	4,296,322,753		84
		-53,118,344			85
					86
					87
29,344,376	-1,803,781,386	-703,992,844	4,296,322,753		88

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company (PUCO)	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -
(302)	-	-	-	-
(303)	36,335,898	(34,959,842)	-	1,376,056
Total	36,335,898	(34,959,842)	-	1,376,056
(310)	41,273	(176)	-	41,097
(311)	1,230,726	(623,363)	-	607,363
(312)	32,981,537	30,067,430	311,563	63,360,530
(314)	11,874,324	(6,211,586)	290,118	5,952,856
(315)	69,946	24,151	(5,513,336)	(5,419,239)
(316)	2,204,138	1,309,566	73,956	3,587,660
Total	48,401,944	24,566,022	(4,837,699)	68,130,267
(320)	-	-	-	-
(321)	5,090,330	616,269	-	5,706,599
(322)	15,129,048	2,674,579	-	17,803,627
(323)	1,800,606	1,753,937	-	3,554,543
(324)	2,205,075	112,385	-	2,317,460
(325)	5,525,764	9,840,606	-	15,366,370
Total	29,750,823	14,997,776	-	44,748,599
(341)	7,510,131	98,193	-	7,608,324
(342)	-	404,860	-	404,860
(345)	15,502	-	-	15,502
(346)	5,674	-	-	5,674
Total	7,531,307	503,053	-	8,034,360
(350)	3,000,808	(877,610)	(2,101,211)	21,987
(352)	692,945	(730,307)	40,986	3,624
(353)	21,375,449	(13,909,480)	(287,302)	7,178,667
(354)	9,226	(9,226)	-	-
(355)	4,157,933	(3,848,196)	4,076	313,813
(356)	3,765,986	(3,360,089)	(83,434)	322,463
(357)	-	-	-	-
(358)	-	-	-	-
(359)	15,397	(15,397)	-	-
Total	33,017,744	(22,750,305)	(2,426,885)	7,840,554

Name of Responden: Ohio Edison Company (PUCO)	This Report is: (1) X An Original (2) __A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(360)	664,694	682,825	-	1,347,519
(361)	898,427	77,345	-	975,772
(362)	12,367,849	1,172,030	(27,043)	13,512,836
(364)	8,715,459	(2,447,431)	-	6,268,028
(365)	8,965,152	3,180,517	-	12,145,669
(366)	1,736,673	242,242	-	1,978,915
(367)	9,826,055	(203,739)	-	9,622,316
(368)	9,922,573	(385,622)	-	9,536,951
(369)	2,210,135	(17,482)	-	2,192,653
(370)	4,028,908	(494,835)	-	3,534,073
(371)	124,521	5,624	-	130,145
(373)	1,876,933	363,502	-	2,240,435
Total	61,337,379	2,174,976	(27,043)	63,485,312
(389)	1,169	79	-	1,248
(390)	6,582,433	(5,972,032)	(42,344)	568,057
(391)	5,759,868	(2,500,688)	161,380	3,420,560
(392)	301,947	(240,010)	-	61,937
(393)	-	-	-	-
(394)	21,121	267,815	-	288,936
(395)	4,260	17,758	-	22,018
(396)	-	-	-	-
(397)	2,491,569	(94,621)	(2,396,948)	-
(398)	-	-	-	-
Total	15,162,367	(8,521,699)	(2,277,912)	4,362,756
GR TOTAL	$ 231,537,462	$(23,990,019)	$ (9,569,539)	$ 197,977,904

Schedule Page: 204 Line No.: 85 Column: b

Purchase (Sale) of generating unit ownership interests reflects the exchange of generating assets between Ohio Edison Company and Duquesne Light Company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Power Plant Sites			
3	Cities of Amherst and Lorain, Brownhelm Twp.,			
4	Lorain County., Ohio 785 acres	12/31/1955		465,407
5	City of Warrenton, Warren Twp., Jefferson County.,			
6	Ohio 322 acres	12/31/1960		367,624
7	Villages of Stratton and Empire, Saline Twp.,			
8	Jefferson County, Ohio 670 acres	12/31/1977		564,885
9	Boroughs of Industry and Shippingport, Townships of			
10	Green and Raccoon, Beaver County., Pennsylvania			
11	807 acres	12/31/1978		729,455
12	Berlin Twp., Erie County., Ohio 1,349 acres	12/31/1980		3,563,589
13	City of Akron, Summit County., Ohio 8 acres	12/31/1984		710,348
14	City of Toronto, Jefferson County., Ohio 106.523 acr	12/31/1993		361,266
15				
16	Miscellaneous Power Plant Sites	12/31/1976		21,626
17		12/31/1999		219,074
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26	Transmission - Substation			
27	Miscellaneous Communication Equipment	12/31/1992		30,339
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			11,934,104

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Transmission Line Right of Way			
3	South Galion - Alma Jct. 138kV - R/W	12/31/1960		268,542
4	Former L.E. P.H. R.R.	12/31/1970		364,373
5	Miscellaneous - Various Lines and Voltages	12/31/1955		1,613,360
6				
7		01/31/1998		32,114
8	Miscellaneous Distribution Line - R/W	12/31/1977		26,451
9				
10				
11	Miscellaneous Substation Sites	12/31/1973		2,357,371
12				
13				
14	Miscellaneous Line Shop Sites	12/31/1976		238,280
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			11,934,104

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 214 Line No.: 3 Column: c

Date not presently determinable for all items not specifically noted in column C.

Schedule Page: 214.1 Line No.: 3 Column: c

Date not presently determinable for all items not specifically noted in column C.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Burger 5 - 58ZET - Zero Emmission Technology	173,083
2	Central Region - 1037A - W. Market Street Rebuild	232,286
3	Central Region - 1089A - Darrow Road Widening	399,293
4	Central Region - 1101S - LaGrange Substation-Add SCADA & Motor	105,458
5	Central Region - 1125A - US 62/SR 21 Highway Widening	107,334
6	Central Region - 1123S - Medina-Star Line	189,265
7	Central Region - 1200A - Vincent Substation 69/12KV Transformer Winding Replacement	118,089
8	Central Region - 1220A - Wooster/East Ave Highway Widenng	161,707
9	Central Region - 1223A - Stow Substation 69/12KV Transformer Winding Replacement	155,731
10	Central Region - 1226A - Nordonia Substation	524,780
11	Central Region - 1227A - Singer Substation	430,967
12	Central Region - 14A80 - Dale-Jackson Line	565,146
13	Central Region - 1900A - New Business	4,565,189
14	Central Region - 1901A - Storm Damage	134,397
15	Central Region - 1903A - Accident Damage	251,445
16	Central Region - 1904A - Line Relocation	1,094,353
17	Central Region - 1905A - T&D Line Blanket	1,035,457
18	Central Region - 1941N - Customer Meters	171,382
19	Central Region - 1950A - Capital Asset Project	384,019
20	Eastern Region - 1017Y - Campbell-Struthers Substation	263,043
21	Eastern Region - 1030Y - Canfield-Boardman Install Distribution Exit	165,869
22	Eastern Region - 1066S - Cedar St-Columbiana Line	113,057
23	Eastern Region - 1033Y - Route 422 Highway Widening	228,201
24	Eastern Region - 1118Y - Milton Sub Transformer Replacement	177,149
25	Eastern Region - 15A98 - Tippecanoe - New 69-12.47KV Substation	172,127
26	Eastern Region - 1900Y - New Business	2,094,774
27	Eastern Region - 1901Y - Storm Damage	132,042
28	Eastern Region - 1903Y - Accident Damage	207,256
29	Eastern Region - 1904Y - Line Relocation	259,578
30	Eastern Region - 1905Y - T&D Line Blanket	884,637
31	Eastern Region - 1907Y - T&D Sub Blanket	193,880
32	Eastern Region - 1908Y - Street Light Project	150,997
33	Edgewater - 500ME - Miscellaneous Items Less Than $250,000	124,441
34	FirstEnergy - 1115S - EMS Consolidation	159,825
35	Mansfield - 5112M - Install Little Blue Run NPDES Collection System	180,656
36	Mansfield - 5154M - Install Substation Upgrades	111,162
37	Mansfield - 5160M - Auxilliary Boiler C Explosion	511,429
38	Mansfield - 5YF0M - Coal Unloader 2000 Fall Outage	200,079
39	Mansfield 1 - 5138M -Install Security Equipment	1,054,423
40	Mansfield 2 - 5131M - Install Security Equipment	4,447,300
41	Mansfield 3 - 5132M - Install Security Equipment	327,293
42	Mansfield 3 - 5148M - Install A,C,D,E, Reactor Header Module	643,954
43	TOTAL	198,822,410

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Mansfield 3 - 599MM - Miscellaneous Production Additions & Improvements-$100,000 Less	957,055
2	Mansfield CF - 5089M - Gypsum Plant Piping	20,294,880
3	Perry - 5814P -Conceptual Design-Adhrs To Rhr	140,334
4	Perry - 5818P - Security Computer Upgrade	252,809
5	Perry - 5832P - Power Upgrade Project	6,686,615
6	Perry - 5833P - Refuel Outage 8 (2001)	197,578
7	Perry - 5841P - Install Dampers In CC HVAC Ducts	483,163
8	Perry - 5843P - Main Turbine Control	382,024
9	Perry - 599MP - Miscellaneous Nuclear Additions & Improvements	286,929
10	Sammis - 502BS - Sammis Valve Replacements	196,640
11	Sammis - 599MS - Miscellaneous Projects	477,183
12	Sammis - 5NOCS - NOX Compliance	624,714
13	Sammis - 5PISS - Plant Information Systems	1,976,055
14	Sammis 6 - 56Z0S - Outage (2000)	1,462,846
15	Sammis 7 - 57CRS - Replace CR-77 Pulverizers	103,323
16	Southern Region - 1013P - Rebuild State Route 96 /3-3/OAS Ashland	192,587
17	Southern Region - 1020F - Longview Substation - Capacitor Bank	148,384
18	Southern Region - 1023P - Install Cairns Sub 138-12.5KV	529,051
19	Southern Region - 14A17 - London-Deer 69KV Right of Way	166,487
20	Southern Region - 1900P - New Business	916,921
21	Southern Region - 1901P - Storm Damage	166,199
22	Southern Region - 1904P - Line Relocation	283,269
23	Southern Region - 1905P - T&D Line Blanket	332,728
24	Southern Region - 1907P - T&D Sub Blanket	113,658
25	Southern Region - 1908P - Street Light Project	147,335
26	Southern Region - 1940P - Line Transformers	133,711
27	Southern Region - 1950P - Capital Asset Project	198,730
28	System - 1003S - Data Network Improvement Project	1,221,957
29	System - 1109S - Bluebell-Increase Capacity	551,074
30	System - 1119S - Maintenance Control & Management System	236,368
31	System - 1139S - Highland Transformer Addition	1,405,666
32	System - 1144S - Shalersville Substation	302,549
33	System - 1147S - Masury Area New 69KV Line Right of Way	226,216
34	System - 1158S - West Lorain Substation Expansion	240,194
35	System - 1232S - Building Leasehold Improvements	124,074
36	System - 17S04 - Miscellaneous Distribution Substations	660,324
37	System - 17T94 - Distribution Substations - Electrical Blanket	412,938
38	System - 18C02 - Office Furniture	504,488
39	System - 1953G - Capital Asset Project	112,080
40	System - 5007D - Metering Project	1,056,980
41	System - 5DFTS - Install Digital Fuel Tracking Systems	527,246
42	System - 5MMSD - Activity & Resource Management System	144,538
43	TOTAL	198,822,410

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	System - 5Y2KD - Year 2000 Project	590,867
2	Transmission - 1112S - Capacitor Bank Installations	454,881
3	Transmission - 17A16 - Miscellaneous Sites & Right Of Way	269,221
4	Transmission - 17E92 - Transmission Line Blanket	116,612
5	Transmission - 17H16 - Miscellaneous Sites & Right Of Way	1,034,996
6	Transmission - 17H86 - Miscellaneous Sites & Right Of Way Blankets	2,107,783
7	Transmission - 1802S - Transmission Remote Switching	394,705
8	Transmission - 5002D - 345KV ISO Phase Bus Project	307,357
9	Transmission - 5003D - Transformer Radiator Cooler Project	167,403
10	West Lorain - 5NWLT - New Combustion Turbine Peakers	119,598,314
11	West Lorain - 5WL1A - West Lorain 1A Overhaul	1,853,268
12	Western Region - 1125B - Route 250 Highway Widening-Milan	270,977
13	Western Region - 1901B - Storm Damage-Distribution	248,485
14	Western Region - 1901W - Storm Damage	198,261
15	All Other	2,028,827
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	198,822,410

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company Engineering and Supervision	6,353,365
3	Engineering by Outside Companies	367
4		
5	Federal and State Payroll Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	1,511,324
7		
8	General Administrative	
9	Salaries and Expenses	3,192,050
10	Benefit Costs and Payroll Taxes	786,793
11		
12	Pension and Benefit Costs exclusive of amount related to salaries transferred from	
13	Administrative Expense	2,211,078
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	14,054,977

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

For construction overhead, refer to attached footnote.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalized AFUDC at a rate which is the lesser of the rate computed by applying the formula prescribed by FERC, which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the lower embedded cost of long-term debt during 2000.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio (Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 322,440,570		
2	Short-Term Interest			s 6.68
3	Long-Term Debt	D 2,120,901,674	40.75	d 7.18
4	Preferred Stock	P 295,065,000	5.66	p 7.80
5	Common Equity	C 2,795,218,550	53.64	c 13.21
6	Total Capitalization	5,211,185,224	100%	
7	Average Construction Work in Progress Balance	W 176,309,741		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 9.79

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 7.18
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Engineering and Supervision

(a) The actual time of employees devoted to the planning, design and supervision of construction projects, together with amounts paid for outside professional engineering services, is charged to such projects to the extent possible.

(b) Other actual time of employees devoted to the engineering of construction, together with amounts paid for outside professional engineering services, is accumulated in distributable construction work in progress (projects functionalized by transmission, distribution, etc.) by direct charges from payrolls, invoices, vouchers, etc. Each month such charges to the distributable projects are distributed to each construction project included in such functional group on the basis of a percentage of direct labor and material charges to each construction project, except that no distribution is made to projects which are direct purchases of equipment only.

(c) The portion of engineering and construction supervision salaries not specifically chargeable to projects covered in (a) and (b), together with clerical salaries and expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all construction projects on the basis of a percentage of labor charges.

(d) The amount of engineering and supervision so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers and other general employees who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to construction projects on the basis of payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to construction projects, on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects, which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total salaries and wages charged thereto.

(b) Each month the amount so charged is distributed pro rata to construction projects on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific construction projects are charged directly to such construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	2,668,046,800	2,668,016,461	30,339	
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	236,769,162	236,769,162		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	253,676	253,676		
6	Other Clearing Accounts	118,684	118,684		
7	Other Accounts (Specify):	796,599	796,599		
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	237,938,121	237,938,121		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	14,342,992	14,342,992		
12	Cost of Removal	6,659,200	6,659,200		
13	Salvage (Credit)	2,631,866	2,631,866		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	18,370,326	18,370,326		
15	Other Debit or Cr. Items (Describe):	-923,410,594	-923,410,594		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,964,204,001	1,964,173,662	30,339	
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	994,627,675	994,627,675		
19	Nuclear Production	277,859,885	277,859,885		
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	7,185,834	7,185,834		
23	Transmission	75,629,670	75,599,331	30,339	
24	Distribution	578,761,267	578,761,267		
25	General	30,139,670	30,139,670		
26	TOTAL (Enter Total of lines 18 thru 25)	1,964,204,001	1,964,173,662	30,339	

Name of Respondent Ohio Edison Company (PUCO)	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 7 Column: c

Includes amortization of ACRS tax benefirs sold in the amount of $796,599.

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from Ohio Edison Company to American Transmission Systems Inc., for electric plant transferred in the amount of ($279,666,205). Also includes ($643,744,389) for the impairment of generating plant investment as a result of the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" for the Company's generation business effective with the approval by the Public Utilities Commission of Ohio of the Company's transition plan.

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Mining Rights Owned in Fee			
2				
3	Buffalo Twp., Noble Cty., Ohio and			
4	Marshall Cty., West Virginia	111,963		111,963
5	Monroe and Belmont Ctys., Ohio	957,391		957,391
6				
7				
8	Miscellaneous Land, Structures, Right of Way			
9	Equipment - Chapel Hill Mall Lease 01/01/1996	2,260,118		2,260,118
10	Toronto Plant - retired 12/1999	258,803		258,803
11	Equipment - Capital Lease			
12	Mansf-Harding 345KV Line R/W Summit Cty., Ohio	393,416		393,416
13	Fiber Optic Cable			
14	Located in Akron, Ohio - 8946	896,991	106,578	1,003,569
15	Located in Warren, Ohio - 8953	206,375		206,375
16	Located in Youngstown, Ohio - 8954	126,024		126,024
17	Other Locations, Ohio	99,701		99,701
18				
19				
20	Pulverized Coal USS/Kobe Steel Co. at Edgewater	13,244,382		13,244,382
21				
22				
23	Construction Work in Progress	2,425,065	-274,161	2,150,904
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	1,402,677	-8,633	1,394,044
45	Minor Items-Other Nonutility Property	1,890,564	-11,550	1,879,014
46	TOTAL	24,273,470	-187,766	24,085,704

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 221 Line No.: 1 Column: c

Details concerning Purchases, Transfers, Retirements and the Adjustments of Non-Utility Property:

	Purchases, Sales, Transfers, etc.
Purchases	
Other Property	
Akron-Canton (AEP) Fiber Optic	$ 106,578
Construction Work in Progress	
C8194 AK-Akron-Canton (AEP) Fiber Optic	(70,983)
C8324 MS-Akron-Canton (AEP) Fiber Optic	(37,636)
C8328 AK-UG-Akron-Canton (AEP) Fiber Optic	60
L3332 Sale: Item 272 (Erie Site)	1,753
L7749 FE Telecom/Quest-Inst Fiber Optic	401
M7900 Demolition: Item 453 (Reynold)	3,600
W7002 RE-Sale:Scott Lindsey Prop-Emp Home	24
W7007 RE-Pur:D.L. Richards Prop-Emp Home	1,156
W7010 Sale:M.C. Pera Prop-Emp Home	(8)
W7021 RE-Pur:Robert K. Pyles Prop-Emp Home	(1,034)
W7025 RE-Pur:Carl D. Keffer Prop-Emp Home	696
W7030 RE-Pur:D.R. Charlton Prop-Emp Home	(1,482)
W7035 RE-Sale Scott A. Wickert-Emp Home	155
W7036 RE-Sale L.R. Bolender Prop-Emp Home	170
W7039 RE-Pur:Rickey Hartwig Prop-Emp Home	298
W7040 RE-Pur:Bradley S. Ewing Prop-Emp Home	85
W7048 RE-Sale:Milton W. Ezzard Prop-Emp Home	2,348
W8997 HV-Akron-Canton (AEP) Fiber Optic	1,990
X4991 GO-ALPS Project	(148,501)
X7173 GO-ALPS Services	(11,064)
Y5877 BU-Weirton Steel Pulverized Coal	(20,605)
Y6110 RE-Pur:J.W. Rowlands Prop-Emp Home	2,769
Y6111 RE-Pur:M.C. Prieto Prop-Emp Home	1,637
Y6112 RE-Pur:Byron Pappas Prop-Emp Home	(1,468)
Y6132 RE-Pur:S.L. Lindsey Prop-Emp Home	1,598
Y6168 RE-Pur:D.A. Brennan Prop-Emp Home	(913)
Y6172 RE-Pur:S.A. Wickert Prop-Emp Home	793
Total Purchases	$ (274,161)
Retirements	
One(1)Item-648-Fee land - Poland Line Shop	(8,633)
One(1)Item-269-1B - 2-Story frame dwelling, Clark County	(11,550)
Total Retirements	(20,183)
Total Purchases, Sales, Transfers, Retirements, and Adjustments	$ (187,766)

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 221 Line No.: 9 Column: d

Leased to Forest City development. Forest City development is not an associated Company.

Schedule Page: 221 Line No.: 14 Column: d

Description of Property Leased to Non-Associated Companies

Included in Miscellaneous Land, Structures, Right of Way

Fiber Optic Cable - 7.1 miles of fiber optic in Akron, Ohio
Lessee - Qwest
Fiber Optic Cable - 1,965 ft. of fiber optic cable in Akron, Ohio
Lessee - MCI Telecommunications Corp.
Fiber Optic Cable - 1,950 ft. of fiber optic cable in Copley,Ohio
Lessee - Copley Township
Fiber Optic Cable - 7,000 ft. in Akron North Loop, Akron, Ohio
Lessee - ICG Telecom Group
Fiber Optic Cable - 7,000 ft. in Akron North Loop, Akron, Ohio
Lessee - XO Communications
Fiber Optic Cable - 8,000 ft. in Akron South Loop, Akron, Ohio
Lessee - ICG Telecom Group

Schedule Page: 221 Line No.: 15 Column: d

Description of Property Leased to Non-Associated Companies

Included in Miscellaneous Land, Structures, Right of Way

Fiber Optic Cable - 45,070 ft. of fiber optic cable in Warren, Ohio
Lessee - Qwest
Fiber Optic Cable - 1,500 ft. of fiber optic cable in Ashland, Ohio

Schedule Page: 221 Line No.: 16 Column: d

Description of Property Leased to Non-Associated Companies

Included in Miscellaneous Land, Structures, Right of Way

Fiber Optic Cable - 9,584 ft. of fiber optic cable in Youngstown, Ohio
Lessee - Qwest
Fiber Optic Cable - 4,900 ft. of fiber optic cable, Canton to Youngstown, Ohio
Lessee - AT&T

Schedule Page: 221 Line No.: 17 Column: d

Description of Property Leased to Non-Associated Companies

Included in Miscellaneous Land, Structures, Right of Way

Fiber Optic Cable - 400 ft. of fiber optic cable in Galion, Ohio
Lessee - Qwest
Fiber Optic Cable - 3,970 ft. in Mansfield, Ohio
Lessee - Qwest
Fiber Optic Cable - 1,760 ft. of fiber optic cable in Marion, Ohio
Lessee - Qwest
Fiber Optic Cable - 2,540 ft. of fiber optic cable in Stark, Ohio

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Lessee - Qwest

Schedule Page: 221 Line No.: 44 Column: b

Included in Minor items Previously Devoted to Public Service:

Building - 115 W. Broadway, Girard, Ohio
Lessee - Kitchen & Bath Cabinetry, Inc.
Building - Longview Substation, City of Mansfield, Ohio
Lessee - Qwest
Bldg. & Tower - Bluebell Substation, City of Alliance, Ohio
Lessee -Arch Wireless
Bldg. & Tower - Longview Substation, City of Mansfield, Ohiio
Lessee - MCI_Skytel Communications, Inc.
Bldg. & Tower - Bluebell Substation, Alliance
Lessee - Bellsouth Wireless Data, L.P. (RAM)
Bldg. & Tower - Longview Substation, City of Mansfield, Ohio
Lessee - Oncall Communications of Ohio, Inc.
Bldg. & Tower - Longview Substation, City of Mansfield, Ohio
Lessee - Skytel Corp.
Bldg. & Tower - Kelly Substation, Fairfield Twp., Ohio
Lessee -Arch Wireless
Bldg & Land - Cloverdale Substation, City of Massillon, Ohio
Lessee - Qwest
Bldg. & Land - Ravenna Substation Property, City of Ravenna, Ohio
Lessee - Ec Tec., Inc.
Land - Mad River Generating Station, City of Springfield, Ohio
Lessee - Eller Media
Land - Elm Sub Property, City of Girard and Warren, Ohio
Lessee - Lamar Advertising Co.
Land - Elm Substation Property, Bazetta Township, Ohio
Lessee - Atlas Energy Group, Inc.
Land - Brookside Substation, City of Ashland, Ohio
Lessee - Qwest
Land - Longview Substation, City of Mansfield, Ohio
Lessee - Arch Wireless
Land - Galion Substation
Lessee -Qwest
Land & Tower - Sammis Generating Station, Stratton, Ohio
Lessee - MaLang Cellular
Land & Tower - Cloverdale Substation, Massillon, Ohio
Lessee -Arch Wireless
Land & Tower - Suffield Substation, Suffield, Ohio
Lessee - Arch Wireless
Land - North Medina Substation Property, York Township, Ohio
Lessee - Smith Bros.
Land - Shalersville Substation Property, City of Streetsboro, Ohio
Lessee - Eller Media Company

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Pennsylvania Power Company			
2	----------------------------------			
3	Common Stock, $30 par value, 6,290,000 shares			188,700,000
4	Equity in Undistributed Subsidiary Earnings			10,871,875
5				
6	Subtotal			199,571,875
7				
8	OES Fuel, Incorporated			
9	----------------------------			
10	Common Stock, $100,000 par value, 170 shares			17,000,000
11	Equity in Undistributed Subsidiary Earnings			1,278,563
12				
13	Subtotal			18,278,563
14				
15	OES Capital, Incorporated			
16	------------------------------			
17	Common Stock, $100,000 par value, 200 shares			20,000,000
18	Equity in Undistributed Subsidiary Earnings			19,648,337
19				
20	Subtotal			39,648,337
21				
22	OES Finance, Incorporated			
23	------------------------------			
24	Common Stock, $100,000 par value, 140 shares			14,000,000
25	Investment Advances (Notes Receivable - 7.75%)	09/30/1994	07/15/2004	263,763,088
26	Equity in Undistributed Subsidiary Earnings			530,233
27				
28	Subtotal			278,293,321
29				
30	OES Financing Trust, Incorporated			
31	--			
32	Common Stock, $25 par value, 148,454 shares			3,711,350
33	Equity in Undistributed Subsidiary Earnings			
34				
35	Subtotal			3,711,350
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 254,421,350		TOTAL	696,398,069

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		188,700,000		3
19,143,353	-4,899,999	25,115,229		4
				5
19,143,353	-4,899,999	213,815,229		6
				7
				8
				9
		17,000,000		10
-153,973		1,124,590		11
				12
-153,973		18,124,590		13
				14
				15
				16
		20,000,000		17
7,046,054		26,694,391		18
				19
7,046,054		46,694,391		20
				21
				22
				23
		14,000,000		24
		263,763,088		25
681,546	-770,000	441,779		26
				27
681,546	-770,000	278,204,867		28
				29
				30
				31
		3,711,350		32
334,022	-334,022			33
				34
334,022	-334,022	3,711,350		35
				36
				37
				38
				39
				40
				41
27,957,188	-19,204,021	705,151,236		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, Investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to *current settlement*. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	OES Nuclear, Incorporated			
2	------------------------------			
3	Common Stock, $10,000 par value, 1 share			10,000
4	Investment Advances (Notes Receivable - 8.00%)	12/31/1995	12/01/2025	135,200,000
5	Equity in Undistributed Subsidiary Earnings			470,729
6				
7	Subtotal			135,680,729
8				
9	OES Ventures, Incorporated			
10	------------------------------			
11	Common Stock, $100,000 par value, 110 shares			19,000,000
12	Equity in Undistributed Subsidiary Earnings			2,213,894
13				
14	Subtotal			21,213,894
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 254,421,350		TOTAL	696,398,069

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		10,000		3
	-5,200,000	130,000,000		4
13,927		484,656		5
				6
13,927	-5,200,000	130,494,656		7
				8
				9
				10
	-8,000,000	11,000,000		11
892,259		3,106,153		12
				13
892,259	-8,000,000	14,106,153		14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
27,957,188	-19,204,021	705,151,236		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	12,992,612	4,320,135	Electric
2	Fuel Stock Expenses Undistributed (Account 152)	879,949	443,085	Electric
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	18,679,946	20,378,312	Electric
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)			
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	18,679,946	20,378,312	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	3,363,000	1,686,000	Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	35,915,507	26,827,532	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year		2001	
		No. (b)	Amt. (c)	No. (d)	Amt. (e)
1	Balance-Beginning of Year	284,115.00	1,542,726	117,225.00	
2		[redacted]			
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6		[redacted]			
7					
8	Purchases/Transfers:				
9					
10	Grand Total of Purchases [redacted]	376,500.00	56,783,875		
11	DTE Coal Tolling	6,249.00	37,744		
12					
13					
14					
15	Total	382,749.00	56,821,619		
16		[redacted]			
17	Relinquished During Year:				
18	Charges to Account 509	171,089.00	9,270,464		
19	Other:	[redacted]			
20					
21	Cost of Sales/Transfers:	[redacted]			
22					
23	Grand Total of Sales [redacted]	315,827.00	23,874,581		
24					
25					
26					
27					
28	Total	315,827.00	23,874,581		
29	Balance-End of Year	179,948.00	25,219,300	117,225.00	
30		[redacted]			
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains		21,138,029		
35	Losses				
	Allowances Withheld (Acct 158.2)	[redacted]			
36	Balance-Beginning of Year	3,359.00		3,359.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	3,359.00			
40	Balance-End of Year			3,359.00	
41		[redacted]			
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	3,359.00	167,930		
45	Gains		167,930		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
117,225.00		117,225.00		[redacted]		635,790.00	1,542,726	1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
								8
								9
						376,500.00	56,783,875	10
						6,249.00	37,744	11
								12
								13
								14
						382,749.00	56,821,619	15
[redacted]								16
								17
						171,089.00	9,270,464	18
[redacted]								19
								20
[redacted]								21
								22
						315,827.00	23,874,581	23
								24
								25
								26
								27
						315,827.00	23,874,581	28
117,225.00		117,225.00				531,623.00	25,219,300	29
[redacted]								30
								31
								32
								33
							21,138,029	34
								35
[redacted]								
3,359.00		3,359.00		[redacted]		13,436.00		36
								37
								38
				3,359.00		6,718.00		39
3,359.00		3,359.00		-3,359.00		6,718.00		40
[redacted]								41
								42
								43
				3,359.00	167,931	6,718.00	335,861	44
					167,931		335,861	45
								46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 1 Column: j

The EPA allotment is 117,225 per year through 2009 and in 2010 the EPA allotment changes to 107,674 per year until the end of the program.

Schedule Page: 228 Line No.: 10 Column: a

Summary of 2000 Emission Allowance Purchases and Transfers:

Company	# of Emission Allowances	Dollars
American Electric Power	27,500	4,120,000
Aquila Energy	20,000	2,918,125
Arizona Public Service Company	62,500	9,691,875
Cantor Fitzgerald	15,000	2,310,500
Conectiv Energy Supply Inc.	15,000	2,217,500
Duke Energy	2,500	331,250
Dynegy Marketing & Trade	22,500	3,447,500
Edison Mission Marketing & Trade	2,500	387,500
Enron North America Corp.	66,500	10,152,750
Georgia Power Company	15,000	2,317,500
Koch Carbon Inc.	52,500	7,860,000
PG&E Energy Trading	30,000	4,289,375
Public Service Electric & Gas	45,000	6,740,000
	------	---------
	376,500	56,783,875

Schedule Page: 228 Line No.: 23 Column: a

Summary of 2000 Emission Allowance Sales and Transfers:

Company	# of Emission Allowances	Dollars
American Electric Power	124,000	11,222,000
Arizona Public Service	55,000	599,250
Aquila Energy Marketing	17,500	1,644,450
Cantor Fitzgerald	488	29
Cinergy Energy Service Inc.	5,000	654,000
Conectiv Energy Supply	2,500	326,900
Duke Energy	15,000	712,700
Dynegy Marketing & Trade	5,000	604,625
Edison Mission Financial	2,500	327,000
Enron North America Corp.	46,457	5,902,788
Koch Carbon Inc.	2,500	300,275
Mount Tom	100	0
Peabody Coal Trade	10,000	196,900
PPL Energy Plus LLC	2,500	327,000
PSE&G Energy Technologies, Inc.	2,500	277,625
Public Service Electric & Gas	10,200	58,700
Rag Coal Sale of America	4,000	523,200
Southern Company Energy Marketing L.P	10,000	196,900
The Clean Air Conservancy	50	239
Swap OE BMP1 to PP General	42	0
Swap OE BMP2 to PP General	490	0
	------	--------
	315,827	23,874,581

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 22? Line No.: 36 Column: j

The EPA is withholding 3,359 emission allowances for auction through the year 2009 and in 2010 the EPA is withholding 3,069 emission allowances for auction until the end of the program.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Perry # 1 - Deferred Expenses	3,584	407.30	2,523,809	
2	(Amortized as Costs are Recovered from Customers)		407.40	7,709	64,275,415
3					
4	Beaver Valley # 2 - Deferred Expenses	1,416,517	407.30	16,033,533	
5	(Amortized as Costs are Recovered from Customers)		407.40	30,902	425,131,118
6					
7	Perry # 1 - Sale to OESN		407.40	3,292,176	
8			407.30	23,181,756	
9			182.30	185,297,830	
10					
11	AFUDC Subject to Amortization		407.30	345,445	
12	(Amortized as Costs are Recovered from Customers)		407.40	133,769	7,466,562
13					
14	PIP Uncollectible Accounts				
15	(Amortized as Costs are Recovered from Customers)	12,912,877	904.20	23,625,123	-15,760,915
16					
17	DOE Decontamination & Decommissioning				
18	(Amortized as Costs are Recovered from Customers)		518.10	1,190,854	9,474,465
19					
20	Employee Postretirement Cost				
21	(Amortized as Costs are Recovered from Customers)		407.30	3,239,724	16,198,598
22					
23	Customer Receivable for Future Income Taxes		182.30	366,085,317	
24	(Amortized as Costs are Recovered from Customers)	53,022,056	407.40	50,493,133	150,862,511
25					
26	Sale and Leaseback Costs		407.30	6,861,960	
27	(Amortized as Costs are Recovered from Customers)		407.40	1,904,506	180,275,295
28					
29	Forward Refunding				
30	(Amortized as Costs are Recovered from Customers)		427.10	101,220	1,746,213
31					
32	Generating Asset Impairment				
33	(Amortized as Costs are Recovered from Customers)	1,519,466,266	407.30	207,585,700	1,311,880,566
34					
35	Transition Costs				
36	(Amortized as Costs are Recovered from Customers)	3,364,736			3,364,736
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	1,590,186,036		891,934,466	2,154,914,564

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Deferred Expenses - TBT	156,768		930.72	13,243	143,520
2	(Amort. over lease term)					
3						
4	BV #2 - Lease Transaction Costs	53,226,095		525.10	3,056,044	50,170,051
5	(Amort. over lease term)					
6						
7	PY #1 - Lease Transaction Costs	31,874,031		525.10	1,941,565	29,932,466
8	(Amort. over lease term)					
9						
10	Ohio Real & Personal Prop. Tax	100,906,061		253.00	44,476,988	56,429,073
11						
12	Materials Under Consignment	54,456,442	13,595,257	footnote	17,670,056	50,381,643
13						
14	Energy Call Rights	2,400,000		904.10	2,400,000	
15						
16	Deferred Bond Issue Costs		7,216			7,216
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	9,987,877				4,571,994
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	253,007,274				191,635,963

Schedule Page: 233 Line No.: 12 Column: d

Materials Under Consignment

Account Charged	Amount
253.00	$17,123,355
154.00	546,701
	$17,670,056

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Tax Benefit Transfer	10,535,493	11,449,943
3	Nuclear Fuel Disposal	537,885	532,373
4	Banked and Accrued Vacation	6,735,825	4,971,050
5	Executive Deferred Compensation	4,645,971	3,849,739
6			
7	Other	260,580,328	181,467,894
8	TOTAL Electric (Enter Total of lines 2 thru 7)	283,035,502	202,270,999
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	23,971,202	25,626,208
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	307,006,704	227,897,207

Notes

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: b

Account Subdivisions (a)	Balance at Beginning of Year (b)	Balance at End of Year (c)
Other - Line 7		
Transmission Revenue Contingency	766,868	0
Amortization BV2 Sale/Leaseback	69,947,857	69,688,408
Sales Tax Audit Assessment	16,352	0
Decommissioning	3,461,731	3,834,270
Cost of Removal	50,623,501	0
Nuclear Refueling Outage	5,297,680	11,442
Tree Trimming	2,557,739	2,557,739
Capitalized Repairs	47,359	47,359
Bad Debts	0	241,741
Injuries and Damages	1,487,982	1,102,405
Unamortized ITC	76,879,353	51,299,030
Excess Deferred Taxes - PUCO	(5,469)	0
Pennsylvania Public Utility Realty Tax	4,640,048	3,294,252
Gross Receipt Tax - FERC	461,144	0
ESIP Street Lighting	1,084,543	1,095,470
Postretirement Benefit-Deferred Exp.	23,128,285	26,684,150
Emission Allowance	3,943,789	4,478,406
Accrued Demand Side Management Expense	381,443	381,443
Deferred GE Legal Fees	1,489,868	909,153
BV2 - Sale/Leaseback Loss	0	1,182,691
FICA Tax on Reg. & Banked Vacation	748,429	499,546
Organization Cost	355	355
Low Level Radioactive Waste	(1,133)	0
Transmission Substation Sites	266,962	266,992
Springfield Electric Contract	330,899	198,903
Reserve for Obsolescence Inventory	5,960,103	4,667,036
Long Term Incentive Plan Payroll	1,323,776	1,852,641
Taxes & Property Tax Reserve	3,749,781	3,517,667
Perry Audit Contingency-OH Property	1,703,109	3,368,821
Merger Transaction Costs	287,974	287,974
	260,580,328	181,467,894

Schedule Page: 234 Line No.: 7 Column: c

See Above

Schedule Page: 234 Line No.: 17 Column: b

Other (Specify) - Line 17	Balance at Beginning of Year	Balance at End of Year
Executive Deferred Compensation Interest	3,557,725	3,612,466
ESOP Compensation Expense	20,413,477	22,013,742
	23,971,202	25,626,208

Schedule Page: 234 Line No.: 17 Column: c

See Above

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. *Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.*

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	175,000,000		
2				
3	Total Common Stock	175,000,000		
4				
5	Preferred Stock (Account 204)			
6	$100 par value:			
7	4.56% Cumulative	144,300	100.00	103.38
8	4.44% Cumulative	136,560	100.00	103.50
9	4.40% Cumulative	176,280	100.00	108.00
10	3.90% Cumulative	152,510	100.00	103.63
11	8.45% Cumulative	150,000	100.00	
12	Undesignated as to series	5,240,350	100.00	
13				
14	$25 par value:			
15	7.75% Cumulative	4,000,000	25.00	25.00
16	Undesignated as to series	4,000,000	25.00	
17				
18	Preference undesignated as to series	8,000,000		
19				
20	Total Preferred and Preference Stock	22,000,000		
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
100	2,106,152,117					1
						2
100	2,106,152,117					3
						4
						5
						6
144,300	14,430,000					7
136,560	13,656,000					8
176,280	17,628,000					9
152,510	15,251,000					10
50,000	5,000,000					11
						12
						13
						14
4,000,000	100,000,000					15
						16
						17
						18
						19
4,659,650	165,965,000					20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Schedule Page: 250 Line No.: 5 Column: a

All outstanding shares of $100 and $25 par value Preferred Stock are registered on the New York and Chicago Exchanges.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Common Stock Subscribed (Account 202)		
2			
3			
4	Common Stock Liability for Conversion (Account 203)		
5			
6			
7	Preferred Stock Stock Subscribed (Account 205)		
8			
9			
10	Prefered Stock Liability for Conversion (Account 206)		
11			
12			
13	Premium on Capital Stock (Account 207):		
14			
15	Balance at Beginning of Year		2,108,786,655
16			
17	Transfer Premium on Capital Stock to Common Stock Ferc 201		-2,108,786,655
18			
19	Subtotal-Balance at End of Year		
20			
21	Premium on Preferred Stock		
22	4.56% Series	144,300	22,366
23	4.44% Series	136,560	57,219
24	4.40% Series	176,280	126,393
25	3.90% Series	152,510	21,199
26			
27			
28	Installments Received on Capital Stock (Account 212)		
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	609,650	227,177

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2		
3	Reductions in Par or Stated Value of Capital Stock (Account 209)	
4		
5		
6	Gain on Resale or Cancellation of Reacquired Cap Stock (Account 210)	
7		
8	Balance at Beginning of Year	796,855
9		
10	Subtotal - Balance at End of Year	796,855
11		
12	Miscellaneous Paid-in Capital (Account 211)	
13		
14	Balance at Beginning of Year	-11,117,228
15		
16	Eliminate the ($9) per share par value of the Company's Common Stock	2,635,438
17		
18	Subtotal - Balance at End of Year	-8,481,790
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	-7,684,935

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221 - BONDS		
2	Ohio Edison Company First Mortgage Bonds		
3			
4	6.375% Series	80,000,000	642,059
5			512,000 D
6	6.875% Series	80,000,000	675,130
7			676,000 D
8	7.500% Series	60,000,000	141,760
9			-190,200 P
10	7.875% Series	100,000,000	1,031,366
11			1,120,000 D
12	7.625% Series	75,000,000	775,559
13			712,500 D
14	7.375% Series	120,000,000	1,004,680
15			276,000 D
16	8.625% Series	150,000,000	1,328,971
17			277,500 D
18	8.250% Series	125,000,000	1,053,123
19			673,750 D
20	8.750% Series	100,000,000	1,086,455
21			410,000 D
22			
23			D
24			
25	SUBTOTAL	890,000,000	12,206,653
26			
27	ACCOUNT 222 - REACQUIRED BONDS		
28			
29	ACCOUNT 223 - ADVANCES FROM ASSOCIATED COMPANIES		
30	9.000% Advance from Ohio Edison Financing Trust	123,711,350	4,253,220
31			
32	SUBTOTAL	123,711,350	4,253,220
33	TOTAL	2,771,903,224	42,256,495

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
04/07/1993	04/01/2000	04/07/1993	04/01/2000		1,275,000	4
						5
04/07/1993	04/01/2005	04/07/1993	04/01/2005	80,000,000	5,500,000	6
						7
08/01/1972	08/01/2002	08/01/1972	08/01/2002	34,265,000	2,569,616	8
						9
04/07/1993	04/01/2023	04/07/1993	04/01/2023	93,500,000	7,363,125	10
						11
07/01/1993	06/15/2023	07/01/1993	06/15/2023	75,000,000	5,718,750	12
						13
09/15/1992	09/15/2002	09/15/1992	09/15/2002	120,000,000	8,850,000	14
						15
09/15/1991	09/15/2003	09/15/1991	09/15/2003	150,000,000	12,937,500	16
						17
04/17/1992	04/01/2002	04/17/1992	04/01/2002	125,000,000	10,312,500	18
						19
06/30/1992	06/15/2022	06/30/1992	06/15/2022	50,960,000	4,446,614	20
						21
						22
						23
						24
				728,725,000	58,973,105	25
						26
						27
						28
						29
10/10/1995	01/01/2026	10/10/1995	01/01/2026	123,711,350	11,134,021	30
						31
				123,711,350	11,134,021	32
				2,075,312,732	151,592,392	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1			
2	ACCOUNT 224 - OTHER LONG-TERM DEBT		
3	Pollution Control Notes		
4			
5	Pollution Control Revenue Bonds - 5.45% Series	14,800,000	312,111
6			37,000 D
7	Pollution Control Revenue Bonds - 5.95% Series	50,000,000	493,724
8	Pollution Control Revenue Bonds - 5.625% Series	50,000,000	485,739
9	Pollution Control Revenue Bonds - 5.950% Series	6,211,729	167,505
10	Air Pollution - 1982 Series - 5.650%	50,000,000	700,133
11			1,659,524 D
12	Pollution Control Revenue Bonds - Series A - 5.850%	44,800,000	683,141
13			259,010 D
14	Pollution Control Revenue Bonds - Series B - 5.850%	12,300,000	292,945
15			71,112 D
16	Pollution Control Revenue Bonds - Series B - 4.650%	33,000,000	498,711
17			159,943 D
18	Pollution Control Revenue Bonds - Series B - 4.650%	23,000,000	419,798
19			111,475 D
20	Pollution Control Revenue Bonds - Series A - 4.600%	50,000,000	419,061
21			312,500 D
22	Pollution Control Revenue Bonds - Series A - 5.450%	50,000,000	484,222
23			356,959 D
24	Pollution Control Revenue Bonds - Series A - 8.100%	30,000,000	636,712
25			150,000 D
26	Pollution Control Revenue Bonds - Series A - 7.450%	47,725,000	855,314
27	Pollution Control Revenue Bonds - Series A - 7.100%	7,000,000	188,093
28	Pollution Control Revenue Bonds - Series A - 7.100%	19,000,000	441,764
29	Pollution Control Revenue Bonds - Series B - 7.150%	442,697	18,432
30			1,107 D
31	Pollution Control Revenue Bonds - Series A - 7.000%	58,685,000	915,534
32	Pollution Control Revenue Bonds - Series A - 7.000%	10,815,000	179,388
33	TOTAL	2,771,903,224	42,256,495

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
09/30/1993	09/15/2033	09/30/1993	09/15/2033	14,800,000	806,600	5
						6
12/21/1993	05/15/2029	12/21/1993	05/15/2029	50,000,000	2,975,000	7
12/29/1993	11/15/2029	12/29/1993	11/15/2029	50,000,000	2,812,500	8
11/30/1993	05/15/2029	11/30/1993	05/15/2029	6,211,729	369,598	9
09/01/1982	09/01/2012	09/01/1982	09/01/2012		1,612,500	10
						11
05/01/1988	05/01/2018	05/01/1988	05/01/2018		627,200	12
						13
05/01/1988	05/01/2018	05/01/1988	05/01/2018		172,200	14
						15
09/29/1988	09/01/2018	09/29/1988	09/01/2018	33,000,000	1,437,589	16
						17
09/29/1988	09/01/2018	09/29/1988	09/01/2018	23,000,000	992,373	18
						19
01/27/1988	02/01/2015	01/27/1988	02/01/2015	50,000,000	1,939,583	20
						21
02/23/1989	02/01/2014	02/23/1989	02/01/2014		1,332,070	22
						23
02/13/1990	10/01/2023	02/13/1990	10/01/2023		94,500	24
						25
10/04/1990	03/01/2016	10/04/1990	03/01/2016		592,585	26
11/29/1990	06/01/2018	11/29/1990	06/01/2018		207,083	27
11/29/1990	06/01/2018	11/29/1990	06/01/2018		562,083	28
09/01/1991	09/01/2021	09/01/1991	09/01/2021	442,697	31,653	29
						30
06/01/1991	06/01/2021	06/01/1991	06/01/2021	58,685,000	4,107,950	31
06/01/1991	06/01/2021	06/01/1991	06/01/2021	10,815,000	757,050	32
				2,075,312,732	151,592,392	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Pollution Control Revenue Bonds - Series A - 2.900%	53,400,000	663,704
2	Water Pollution - 6.750% Series	40,000,000	1,549,449
3	Pollution Control Revenue Bonds - 7.050% Series	60,000,000	2,437,275
4	BCIDA - 5.375% Series	13,521,974	780,126
5	BCIDA-4.65% Series 1999-A Due 2033	108,000,000	843,167
6	Perry- Air 4.25% Series B Due 2033	9,000,000	153,919
7	Perry- Water 4.25% Series A Due 2033	41,000,000	419,265
8	Perry-Water 5.40% Series B Due 2033	30,000,000	272,769
9	Electric Plants - Air 5.80% Series C Due 2016	47,725,000	546,904
10	Pepco Secured Trust Note - 7.800%	200,000,000	1,592,700
11	Pepco Secured Trust Note - 7.930%	80,000,000	
12	Perry-Water-Var% Series 2000-A (00-244-EL-AIS) March 2, 2000	44,800,000	651,962
13	Perry-Air-Var % Series 2000-A (00-244-EL-AIS) March 2,2000	12,300,000	265,736
14	Fossil Air-Var% Series 2000-B (00-244-EL-AIS) March 2, 2000	19,000,000	363,103
15	BCIDA Air - Var % Series 2000-B (00-244-EL-AIS) March 2, 2000	60,400,000	655,446
16	OAQDA Air - Var% Series 2000-C (00-244-EL-AIS) March 2, 2000	50,000,000	488,227
17	OAQDA Air - Var % Series 2000-A	50,000,000	564,260
18	Citibank Revolving Credit	250,000,000	2,237,653
19	McDonald LP	5,000,000	
20	USA Fund VII	3,850,000	
21	Boston Financial LIH XVI	4,863,550	
22	Apollo Note A	1,000,000	
23	Apollo Note B	2,000,000	
24	Apollo Note C	1,000,000	
25	Apollo IX	6,400,000	
26	Apollo IX Second Financing	7,151,924	
27			
28	SUBTOTAL	1,758,191,874	25,796,622
29	Notes to Instruction 9		
30	Notes to Instruction 15 (Ferc 427 Interest Expenses Details)		
31			
32			
33	TOTAL	2,771,903,224	42,256,495

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
10/20/1992	10/01/2032	10/20/1992	10/01/2032		413,850	1
04/05/1995	07/01/2015	04/05/1995	07/01/2015	40,000,000	2,700,000	2
07/06/1995	10/01/2020	07/06/1995	10/01/2020	60,000,000	4,230,000	3
06/01/1998	06/01/2028	06/01/1998	06/01/2028	13,521,974	726,806	4
06/04/1999	06/01/2033	06/04/1999	06/01/2033	108,000,000	5,022,000	5
06/04/1999	06/01/2033	06/04/1999	06/01/2033	9,000,000	382,500	6
06/04/1999	06/01/2033	06/04/1999	06/01/2033	41,000,000	1,742,500	7
12/03/1999	6/01/2033	12/03/1999	6/01/2033	30,000,000	1,647,000	8
12/09/1999	6/01/2016	12/09/1999	6/01/2016	47,725,000	2,768,050	9
05/20/1994	10/21/2005	05/20/1994	10/21/2005	200,000,000	15,360,000	10
10/12/1994	03/21/2002	10/12/1994	03/21/2002	15,887,325	1,857,937	11
04/03/2000	10/01/2033	04/03/2000	10/01/2033	44,800,000	2,300,708	12
04/03/2000	10/01/2033	04/03/2000	10/01/2033	12,300,000	511,236	13
04/03/2000	04/01/2015	04/03/2000	04/01/2015	19,000,000	771,558	14
04/03/2000	04/01/2030	04/03/2000	04/01/2030	60,400,000	2,541,132	15
06/29/2000	06/01/2023	06/29/2000	06/01/2023	50,000,000	1,405,674	16
08/01/2000	08/01/2014	08/01/2000	08/01/2014	50,000,000	953,162	17
12/30/1996	12/30/1999	12/30/1996	12/30/1999	100,000,000	13,355,409	18
				1,639,097	140,099	19
				2,192,631	173,906	20
				3,941,748	296,716	21
				905,787	75,676	22
				1,849,212	125,637	23
				869,364	80,792	24
				5,737,894	472,801	25
				7,151,924		26
						27
				1,222,876,382	81,485,266	28
						29
						30
						31
						32
				2,075,312,732	151,592,392	33

Name of Respondent Ohio Edison Company	This Report is: (1) X An Original (2) __ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256 Line No.: 30 Column: i

This interest expense associated with Ohio Edison Financing Trust was charged to Ferc Account 430. The remaining amounts in Ferc 430 are associated with Short-Term Debt. For further information on the Interest on Debt to Associated Companies, refer to page 340.

Schedule Page: 256.2 Line No.: 28 Column: h

Account 224 - Changes to this account were due to debt issued, retired or transferred as follows:

PUCO Certification Number	Series		Outstanding
00-244-EL-AIS	Var% Due 2018		44,800,000
00-244-EL-AIS	Var% Due 2018		12,300,000
00-244-EL-AIS	Var% Due 2018		19,000,000
00-244-EL-AIS	Var% Due 2018		60,400,000
00-244-EL-AIS	Var% Due 2023		50,000,000
	Var% Due 2014	Remarketed to new bank	50,000,000
	4.200% Due 2018		(44,800,000)
	4.200% Due 2018		(12,300,000)
	7.100% Due 2018		(19,000,000)
	3.100% Due 2032		(53,400,000)
	7.100% Due 2018		(7,000,000)
	4.300% Due 2012		(50,000,000)
	Var% Due 2014		(50,000,000)
	8.100% Due 2018		(30,000,000)
	7.450% Due 2016		(47,725,000)
	Pepco Trust Note 7.930%		(12,499,033)
	Citibank Revolving Credit		(90,000,000)
	Boston Financial LIH		(468,843)
	McDonald Corp. Tax Credit Fund		(756,983)
	USA Institutional Tax Credits VII		(575,092)
	Apollo Note C		624,363
	Apollo IX Financing		5,737,894
	Apollo IX Second Financing		7,151,924
			168,510,770

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256.2 Line No.: 29 Column: a

During the year, Bonds and Other Long-Term Debt were retired prior to maturity. Premiums paid, various unamortized issue costs,unamortized discounts and unamortized prepayments were transferred to Unamortized Loss (Ferc 189).

Series	Ferc 181 Issue Cost	Premium Pd	Discount Ferc 225	Prepayment Ferc 165	Ferc 189 Total Loss
4.200% due 2013	231,120	0	162,648	0	393,768
4.300% due 2012	463,536	0	623,232	0	1,086,768
4.200% due 2013	138,672	0	44,712	0	183,384
3.950% due 2014	278,478	0	193,590	0	472,068
8.100% due 2013	446,530	600,000	104,841	0	1,151,371
7.450% due 2016	539,328	954,500	0	0	1,493,828
3.100% due 2032	540,680	0	0	0	540,680
7.100% due 2013	124,652	140,000	0	77,328	341,980
7.100% due 2013	289,440	380,000	0	209,736	879,176

Schedule Page: 256.2 Line No.: 30 Column: a

Ferc 427 Allocation Details:

	Amount
Ferc page 257.2 Total Line 33 Column (i)	151,592,392
Deduct interest charged to Ferc 430	(11,134,021)
Other Interest	166,972
	140,625,343

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	336,456,428
2		
3		
4	Taxable Income Not Reported on Books	
5	GE Settlement	-1,557,000
6	Deferred Gain - OE Nuclear Sub	2,419,224
7	Contribution in Aid	2,675,067
8	Other	992,081
9	Deductions Recorded on Books Not Deducted for Return	
10	Federal Income Tax - Current Liability	290,471,770
11	Nuclear Refueling Outage	-14,899,010
12	Acceleration of Perry Depreciation	23,181,756
13	Other	145,931,639
14	Income Recorded on Books Not Included in Return	
15	Equity in Earnings of Subsidiaries	-27,957,188
16	Pension Expense	-13,852,073
17	Allowance for Funds Used During Construction	-7,928,978
18	Other	46,260
19	Deductions on Return Not Charged Against Book Income	
20	Cost of Removal	20,642,161
21	Reserve for Obsolescence Inventory	-5,354,874
22	MACRS/ACRS Retired Property - Loss	-6,000,000
23	Additional Amortization and Depreciation	87,208,743
24	Bonds - Loss on Retirement - Net	-1,057,242
25	Additional Allowance for Gross Receipts Tax	-1,860,084
26	Other	360,663
27	Federal Tax Net Income	829,919,343
28	Show Computation of Tax:	
29	Net Liability @ 35%	290,471,770
30	Consolidated return group members and estimated tax allocation:	
31	Ohio Edison Company - Parent (Line 29)	290,471,770
32	Pennsylvania Power Company - Subsidiary	24,909,717
33	OES Capital, Incorporated - Subsidiary	4,042,030
34	OES Fuel, Incorporated - Subsidiary	46,767
35	OES Finance, Incorporated - Subsidiary	363,787
36	OES Ventures, Incorporated - Subsidiary	481,246
37	OES Nuclear, Incorporated - Subsidiary	94,237
38	TOTAL ESTIMATED CONSOLIDATED TAX	320,409,554
39	Basis of Allocation: Federal income tax liability is allocated on the	
40	basis of each member's United States Federal tax liability. The	
41	total federal income tax liability of each member will be no more than	
42	if it were to file separate returns. This is in accordance with SEC	
43	Rule U45(b)(6) as amended. Internal Revenue Section 1552 and	
44	Treasury Regulation 1.1502-33(d)(2)(i).	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 13 Column: b

Federal Income Tax - Adjustment for Prior Period	3,390,473
State Income Tax - Adjustment for Prior Period	(1,451,475)
Current Federal Tax - ATSI Gain	2,503,588
Current State Tax - ATSI Gain	1,985,621
Estimated Investment Credit	(21,983,585)
Deferred Income Taxes	(145,980,757)
Penalties	516
Nuclear Fuel Disposal Costs	(4,583)
Amortization of Net Regulatory Asset	57,990,134
Gross Tax Benefit Transfer - Net	2,624,683
AFUDC Amortization	5,403,890
Banked and Accrued Vacation	(3,999,292)
Meal Expense	200,000
Deferred Compensation Expense	(3,961,038)
Life Insurance Premiums	(783,169)
Provision for Contingencies	(1,972,606)
Decommissioning Costs	24,467
Injuries and Damages	(1,093,192)
PUCO Deferred Expense - BV2 and PY1	15,302,889
Long Term Incentive	1,066,297
Capitalized Interest and Taxes	6,872,486
Sale/Leaseback - BV2 and PY1	6,861,960
Civic and Political Activity	1,378,188
Decommissioning Deduction and Book Depreciation	1,017,756
ESOP - Compensation Expense	2,840,444
Street Lighting	141,219
Postretirement Benefit	9,966,025
Generating Asset Impairment	207,585,700
	145,931,639

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Income Tax - Federal	61,159,957		278,885,794	256,064,364	
2	Subtotal	61,159,957		278,885,794	256,064,364	
3						
4	Income Tax - State	3,263,945		7,434,562	6,160,343	
5	Subtotal	3,263,945		7,434,562	6,160,343	
6						
7	Federal Unemployment					
8	1999					
9	2000			108,927	108,927	
10	Subtotal			108,927	108,927	
11						
12	FICA					
13	1999	1,660,690			1,660,690	
14	2000			7,978,344	6,447,493	
15	Subtotal	1,660,690		7,978,344	8,108,183	
16						
17	Federal Highway Use					
18	1999					
19	2000			4,784	4,784	
20	Subtotal			4,784	4,784	
21						
22	Ohio Gross Receipts					
23	2000		61,407,594	90,587,344	61,675,093	
24	2001				32,215,810	
25	Subtotal		61,407,594	90,587,344	93,890,903	
26						
27	Ohio Unemployment					
28	1999	455,430			455,430	
29	2000			-350,838	-350,838	
30	Subtotal	455,430		-350,838	104,592	
31						
32	Ohio Domestic Franchise					
33	2000					
34	Subtotal					
35						
36	Ohio Sales and Use					
37	1999	146,943			146,943	
38	2000			1,243,703	1,144,609	
39	Subtotal	146,943		1,243,703	1,291,552	
40						
41	TOTAL	181,676,195	61,407,594	488,627,208	464,421,810	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
83,981,387		271,095,702			7,790,092	1
83,981,387		271,095,702			7,790,092	2
						3
4,538,164		6,937,098			497,464	4
4,538,164		6,937,098			497,464	5
						6
						7
						8
		132,096			-23,169	9
		132,096			-23,169	10
						11
						12
						13
1,530,851		9,095,089			-1,116,745	14
1,530,851		9,095,089			-1,116,745	15
						16
						17
						18
		4,753			31	19
		4,753			31	20
						21
						22
	32,495,343	90,587,344				23
	32,215,810					24
	64,711,153	90,587,344				25
						26
						27
						28
		-524,628			173,790	29
		-524,628			173,790	30
						31
						32
		-117,142			117,142	33
		-117,142			117,142	34
						35
						36
						37
99,094		226,394			1,017,309	38
99,094		226,394			1,017,309	39
						40
209,482,479	65,008,480	478,793,422			9,833,786	41

Name of Respondent Ohio Edison Company (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Ohio Motor Fuel Use					
2	2000			3,658	3,658	
3	Subtotal			3,658	3,658	
4						
5	Ohio RE & PP Taxes					
6	1999	94,898,281		830,385	95,728,666	
7	2000			93,731,434	603	
8	Subtotal	94,898,281		94,561,819	95,729,269	
9						
10	PA Franchise Tax					
11	1999	496,543			220,553	
12	2000			2,640,835	2,855,430	
13	Subtotal	496,543		2,640,835	3,075,983	
14						
15	PA Local Realty					
16	2000			4,169,542	4,169,542	
17	Subtotal			4,169,542	4,169,542	
18						
19	PA Public Utility Realty					
20	1998	2,150,299			-25,527	
21	1999				-4,313,816	
22	Subtotal	2,150,299			-4,339,343	
23						
24	W. Virginia Foreign Corp.					
25	2000			310	310	
26	Subtotal			310	310	
27						
28	W. Virginia Realty					
29	1999	26,015			26,015	
30	2000			41,329	20,664	
31	Subtotal	26,015		41,329	46,679	
32						
33	PA Public Utility Realty					
34	Tax - Audit Contingency	9,270,181				
35	Subtotal	9,270,181				
36						
37	Ohio Prop. Tax - Perry					
38	Contingency					
39	2000	7,813,389		1,666,633		
40	Subtotal	7,813,389		1,666,633		
41	TOTAL	181,676,195	61,407,594	488,627,208	464,421,810	

Name of Respondent Ohio Edison Company (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
		3,658				2
		3,658				3
						4
						5
		827,289			3,096	6
93,730,831		92,046,385			1,685,049	7
93,730,831		92,873,674			1,688,145	8
						9
						10
275,990						11
-214,595		2,640,835				12
61,395		2,640,835				13
						14
						15
		4,169,542				16
		4,169,542				17
						18
						19
2,175,826						20
4,313,816						21
6,489,642						22
						23
						24
		310				25
		310				26
						27
						28
						29
20,665					41,329	30
20,665					41,329	31
						32
						33
9,270,181						34
9,270,181						35
						36
						37
						38
9,480,022		1,666,633				39
9,480,022		1,666,633				40
209,482,479	65,008,480	478,793,422			9,833,786	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	W. Virginia Carrier Use Tax					
2	1999					
3	2000			2,064	2,064	
4	Subtotal			2,064	2,064	
5						
6	Property Taxes - SWAP					
7	2000	334,522		-351,602		
8	Subtotal	334,522		-351,602		
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	181,676,195	61,407,594	488,627,208	464,421,810	

Name of Respondent Ohio Edison Company (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
		2,064				3
		2,064				4
						5
						6
280,247	297,327				-351,602	7
280,247	297,327				-351,602	8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
209,482,479	65,008,480	478,793,422			9,833,786	41

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 269 Line No.: 1 Column: c

Real and Personal Property Taxes:

Ferc	Amount
186	42,861,648
236	364,296
	43,225,944

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	1,001,392,285	-41,839,518	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	1,001,392,285	-41,839,518	
6	Other (Specify) KOBE	354,562		
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	1,001,746,847	-41,839,518	
10	Classification of TOTAL			
11	Federal Income Tax	976,106,359	-40,868,644	
12	State Income Tax	25,640,488	-970,874	
13	Local Income Tax			

NOTES

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
			474,015,050		6,873,783	492,411,500	2
							3
							4
			474,015,050		6,873,783	492,411,500	5
-57,632		410.2	306	410.2	102	296,726	6
							7
							8
-57,632			474,015,356		6,873,885	492,708,226	9
							10
-56,294			462,183,645		6,441,489	479,439,265	11
-1,338			11,831,711		432,396	13,268,961	12
							13

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 274 Line No.: 2 Column: h

ADJUSTMENT

ACCOUNT CREDITED	DESCRIPTION	DEBIT AMOUNT
190	Cost of Removal	58,962,830
281	Niles Scrubber Amortization	346,267
282	Transfer to American Transmission Systems, Inc. (ATSI)	71,888,102
283	Transfer to the Generating Asset Impairment	340,688,206
283	AFUDC Amortization	1,797,569
283	Asset SWAP Acquisition Costs	332,076
Total 283		342,817,851
Total Adjustments		474,015,050

Schedule Page: 274 Line No.: 2 Column: j

ADJUSTMENT

ACCOUNT CREDITED	DESCRIPTION	CREDIT AMOUNT
281	Niles Scrubber Amortization	6,038
283	Transfer to the Generating Asset Impairment	5,316,552
410.1	Return to Accrual Adjustment	1,551,193
Total Adjustments		6,873,783

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Pension Expense	56,235,617	5,135,592	
4	Bonds - Loss on Retirement	25,828,985	375,701	
5	Nuclear Fuel Carrying Chg.	2,830,782		
6	Pre-Operational Costs & Lease	5,808,438		
7	Reserve Premium	83,827		
8	Other	459,599,904	-105,735,672	
9	TOTAL Electric (Total of lines 3 thru 8)	550,387,553	-100,224,379	
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other (Specify)	21,890,362		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	572,277,915	-100,224,379	
20	Classification of TOTAL			
21	Federal Income Tax	527,627,102	-96,340,306	
22	State Income Tax	44,650,813	-3,884,073	
23	Local Income Tax			

NOTES

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
[redacted]							2
				410.1	58,930	61,430,139	3
		410.1	594			26,204,092	4
				410.1	63,112	2,893,894	5
						5,808,438	6
						83,827	7
			147,523,090		536,966,091	743,307,233	8
			147,523,684		537,088,133	839,727,623	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
-765,383		410.2	4,171,934			16,953,045	18
-765,383			151,695,618		537,088,133	856,680,668	19
[redacted]							20
-747,623			148,129,853		523,411,556	805,820,876	21
-17,760			3,565,765		13,676,577	50,859,792	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: b

Account Subdivisions (a)	Balance at Beginning Of Year (b)	Amounts Debited To Account 410.1 (c)	Acct. Credit (g)	ADJUSTMENTS Debits Amount (h)	Acct. Debit (i)	Credits Amount (j)	Balance at End of Year (k)
PUCO Defrd Exp-PY1/BV2	153,687,406	(5,438,035)			410.1	20,837	148,270,208
Nuclear Fuel Defrd Gain	3,193,269	(21,125)			410.1	426	3,172,570
Sales Tax Settlement	6,829	0	283	6,829			0
DOE - Decontamination	1,158,531	(423,182)			410.1	319,886	1,055,235
Loss on Sale/Leasebk BV2	18,599,193	(144,740)	283	6,513,306			11,941,147
Debt AFUDC Flow Through	3,186,178	(420,514)	283	442,714	190	13,347	2,336,297
Equity AFUDC	82,478,428	(8,579,248)	283	41,452,043			32,447,137
Method & Life	67,493,495	(1,947,225)	283	25,680,628	283	3,779,781	43,645,423
Combined Sale/Leaseback	49,142,175	(2,379,775)	283	16,750,333			30,012,067
PY/BV PIS Carrying Chrg	375,846	(6,954)	283	363,437			5,455
Tax Depletion	18,093	0			410.1	1,236	19,329
ACRS - TBT - Book Amortiz.	2,232,635	283,080			410.1	91,768	2,607,483
Forward Refunding Bonds	616,173	(35,970)			410.1	41,417	621,620
Bad Debts	642,491	0	410.1	22,303	283	7,799	
			190	627,987			0
Emission Allowance	0	784,915	410.1	7,897,407	410.1	6,577,875	
					190	534,617	0
Trans.Exp. - Sale/Leasebk	2,449,686	0		0		0	2,449,686
Debt AFUDC/Excess Normal	28,518,122	33,316	283	27,470,035			1,081,403
1980 AFUDC Adjustment	702,033	(1,956,137)			410.1	7,150	
					282	1,797,569	550,615
Prov. for Unclass.Oper.	11,191,196	529,216	410.1	3,284,634		0	8,435,778
Deferred Fuel	970	0	283	970			
IRS Audit Interest	817,398	0		0		0	817,398
Ohio Restruct. - Taxes	31,164,565	0		0	182.3	794,615	31,959,180
Mark to Market	664,262	(331,420)			410.1	1,234	334,076
Savings Plan Min. Contrib.	820,371	(106,608)			410.1	794	714,557
Thomas Strip Steel	440,559	0		0		0	440,559
Generating Asset Impairmt.	0	(81,081,057)	190	13,389,374	282	338,660,668	
			282	3,289,014	283	114,892,715	355,793,938
ATSI Deferred Gain	0	(4,494,209)			282	68,881,289	64,387,080
Gross Receipt Tax - FERC	0				190	208,992	208,992
Acquisitn. Cost-Asset SWAP			410.1	332,076	282	332,076	
	459,599,904	(105,735,672)		147,523,090		536,966,091	743,307,233

Schedule Page: 276 Line No.: 18 Column: b

Account Subdivisions (a)	Balance at Beginning of Year (b)	Amounts Debited To Account 410.2 (e)	Acct. Credit (g)	ADJUSTMENTS Debits Amount (h)	Acct. Debit (i)	Credits Amount (j)	Balance at End of Year (k)
Investment Hedging Transactions	18,635,791	(765,383)	410.2	4,171,934			13,698,474
Term. Constr. Projects (Perry 2)	3,254,571						3,254,571
	21,890,362	(765,383)		4,171,934			16,953,045

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	Payable to customers for future income taxes	407.40	8,922,333		119,304,618
2	(Amortized as Benefits are Credited to Customers)	182.30	58,020,309		
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		66,942,642		119,304,618

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	839,192,449	854,746,205
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	648,204,829	648,359,422
5	Large (or Ind.) (See Instr. 4)	581,828,013	583,400,149
6	(444) Public Street and Highway Lighting	6,714,143	6,972,738
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	2,075,939,434	2,093,478,514
11	(447) Sales for Resale	226,514,262	238,515,875
12	TOTAL Sales of Electricity	2,302,453,696	2,331,994,389
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	2,302,453,696	2,331,994,389
15	Other Operating Revenues		
16	(450) Forfeited Discounts	5,595,782	5,180,861
17	(451) Miscellaneous Service Revenues	1,851,682	61,151
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	9,869,410	16,414,389
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	27,899,752	12,313,430
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	45,216,626	33,969,831
27	TOTAL Electric Operating Revenues	2,347,670,322	2,365,964,220

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
8,045,943	8,122,413	888,259	879,302	2
[redacted]				3
7,023,404	6,946,794	99,522	97,680	4
9,965,627	9,732,421	4,395	4,378	5
144,333	145,076	1,479	1,412	6
				7
				8
				9
25,179,307	24,946,704	993,655	982,772	10
6,010,801	6,124,176	6	7	11
31,190,108	31,070,880	993,661	982,779	12
				13
31,190,108	31,070,880	993,661	982,779	14

Line 12, column (b) includes $ 7,516,314 of unbilled revenues.

Line 12, column (d) includes 120,783 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Service:					
2						
3	10 Residential	4,391,886	528,206,181	613,996	7,153	0.1203
4	11 Residential	1,146,128	82,873,825	54,926	20,867	0.0723
5	12 Residential	10,450	705,109	365	28,630	0.0675
6	14 Residential	432,470	31,415,607	21,305	20,299	0.0726
7	17 Residential	1,952,112	187,031,648	137,919	14,154	0.0958
8	18 Water Heating	5,699	611,959			0.1074
9	19 Residential	26,569	2,194,896	2,460	10,800	0.0826
10	32 Private Outdoor Lighting	3,796	838,686			0.2209
11	33 All Night Outdoor Lighting	85	14,450			0.1700
12	Unbilled Residential	76,748	5,300,088			0.0691
13	Total Residential Service	8,045,943	839,192,449	830,971	9,683	0.1043
14						
15	Commercial Service:					
16						
17	21 GS Secondary	5,409,295	546,843,026	93,355	57,943	0.1011
18	22 GS Secondary	231,620	11,030,312			0.0476
19	23 GS Large	1,305,721	83,349,200	255	5;120,475	0.0638
20	32 Private Outdoor Lighting	29,221	4,038,454			0.1382
21	33 All Night Outdoor Lighting	626	120,174			0.1920
22	Unbilled Commercial	46,921	2,823,663			0.0602
23	Total Commercial Service	7,023,404	648,204,829	93,610	75,028	0.0923
24						
25	Industrial Service:					
26						
27	21 GS Secondary	947,180	102,821,976	3,470	272,963	0.1086
28	22 GS Secondary	5,787	292,481			0.0505
29	23 GS Large	4,656,100	315,550,445	722	6,448,892	0.0678
30	28 GS High Use Manufacturing	4,357,952	163,599,922	34	128,175,059	0.0375
31	32 Private Outdoor Lighting	1,494	170,626			0.1142
32	Unbilled Industrial	-2;886	-607,437			0.2105
33	Total Industrial Service	9,965,627	581,828,013	4,226	2,358,170	0.0584
34						
35	Public Service & Highway Lighting	144,333	6,714,143	1,192	121,085	0.0465
36	Total Public Serv & Highway Light	144,333	6,714,143	1,192	121,085	0.0465
37						
38						
39						
40						
41	TOTAL Billed	25,058,524	2,068,423,120	929,999	26,945	0.0825
42	Total Unbilled Rev.(See Instr. 6)	120,783	7,516,314	0	0	0.0622
43	TOTAL	25,179,307	2,075,939,434	929,999	27,075	0.0824

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 304 Line No.: 41 Column: c

Estimated Revenue Included in Total Revenue on page 304
Due to Fuel Adjustment Clause:

Residential Service:	
10 Residential	$59,584,714
11 Residential	15,549,520
12 Residential	141,779
14 Residential	5,867,325
17 Residential	26,484,303
18 Water Heating	77,319
19 Residential	360,455
32 Private Outdoor Lighting	51,504
33 All Night Outdoor Lighting	1,150
Commercial Service:	
21 GS Secondary	73,387,910
22 GS Secondary	3,142,396
23 GS Large	17,714,717
32 Private Outdoor Lighting	396,438
33 All Night Outdoor Lighting	8,486
Industrial Service:	
21 GS Secondary	12,850,396
22 GS Secondary	78,505
23 GS Large	63,169,304
28 High Use Manufacturing	59,124,339
30 Private Outdoor Lighting	20,264
Public Service & Highway Lighting	1,958,175

Total	$339,968,999
	==========

Schedule Page: 304 Line No.: 41 Column: d

Duplicate Customers Excluded from Totals in Columns d and e:

	Ave # Customers (d)	KWH of Sales (e)
Residential Service:		
18 Water Heating	2,373	2,402
32 Private Outdoor Lighting	3,196	1,188
33 All Night Outdoor Lighting	32	2,656
Commercial Service:		
22 GS Secondary	2,370	97,730
32 Private Outdoor Lighting	9,167	3,188
33 All Night Outdoor Lighting	227	2,758
Industrial Service:		
22 GS Secondary	32	180,813
32 Private Outdoor Lighting	2,109	708

Total	19,506	
	=====	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW): Average Monthly NCP Demand (e)	Actual Demand (MW): Average Monthly CP Demand (f)
1	American Municipal Power - Ohio	RQ	2	NA	NA	NA
2	Ohio Valley Electric Corporation	RQ	12	NA	NA	NA
3	Ohio Power Company - Buckeye	RQ	67	122.6	122.6	122.6
4	West Penn Power Co. - Pepco	RQ	153	450/387	450/387	450/387
5						
6	Cleveland Electric Illuminating Co. [redacted]	OS [redacted]	[redacted]	NA	NA	NA
7	FirstEnergy Corp. [redacted]	OS	[redacted]	NA	NA	NA
8	Pennsylvania Power Co. [redacted]	OS	[redacted]	NA	NA	NA
9	The Toledo Edison Co. [redacted]	OS	[redacted]	NA	NA	NA
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
78,146		7,346,927		7,346,927	1
944		14,866		14,866	2
691,587		26,774,510		26,774,510	3
3,163,780	105,906,420	54,812,031		160,718,451	4
					5
1,428,570		20,870,004		20,870,004	6
121,832		3,144,355		3,144,355	7
69,114		1,079,187		1,079,187	8
456,828		6,565,962		6,565,962	9
					10
					11
					12
					13
					14
3,934,457	105,906,420	88,948,334	0	194,854,754	
2,076,344	0	31,659,508	0	31,659,508	
6,010,801	105,906,420	120,607,842	0	226,514,262	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 6 Column: a

Associated Company.

Schedule Page: 310 Line No.: 6 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 310 Line No.: 6 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 7 Column: a

Associated Company.

Schedule Page: 310 Line No.: 7 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 310 Line No.: 8 Column: a

Associated Company.

Schedule Page: 310 Line No.: 8 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 9 Column: a

Associated Company.

Schedule Page: 310 Line No.: 9 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	9,969,817	11,358,928
5	(501) Fuel	237,619,441	292,625,231
6	(502) Steam Expenses	28,892,778	26,183,605
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	2,212,265	2,624,731
10	(506) Miscellaneous Steam Power Expenses	10,980,424	17,188,346
11	(507) Rents	549	720
12	(509) Allowances	9,270,464	1,444,684
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	298,945,738	351,426,245
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	3,402,490	2,940,635
16	(511) Maintenance of Structures	31,188	242,700
17	(512) Maintenance of Boiler Plant	42,449,562	44,043,251
18	(513) Maintenance of Electric Plant	5,358,877	6,218,763
19	(514) Maintenance of Miscellaneous Steam Plant	7,252,974	3,706,925
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	58,495,091	57,152,274
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	357,440,829	408,578,519
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	21,523,644	25,690,285
25	(518) Fuel	41,689,312	42,267,774
26	(519) Coolants and Water	1,376,646	1,002,985
27	(520) Steam Expenses	7,770,783	10,371,369
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	45,436	22,121
31	(524) Miscellaneous Nuclear Power Expenses	27,262,883	35,768,370
32	(525) Rents	150,127,766	152,254,908
33	TOTAL Operation (Enter Total of lines 24 thru 32)	249,796,470	267,377,812
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	6,182,803	12,310,607
36	(529) Maintenance of Structures	320,674	1,106,751
37	(530) Maintenance of Reactor Plant Equipment	6,399,938	10,779,684
38	(531) Maintenance of Electric Plant	8,573,056	4,513,693
39	(532) Maintenance of Miscellaneous Nuclear Plant	19,104,065	8,705,490
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	40,580,536	37,416,225
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	290,377,006	304,794,037
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	134,559	60,430
63	(547) Fuel	2,212,515	1,195,691
64	(548) Generation Expenses	6,046,072	168,580
65	(549) Miscellaneous Other Power Generation Expenses	162,730	59,808
66	(550) Rents	80,426	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	8,636,302	1,484,509
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	527	-345
70	(552) Maintenance of Structures	200,922	-17,582
71	(553) Maintenance of Generating and Electric Plant	2,773,231	699,223
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	48,660	15,607
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	3,023,340	696,903
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	11,659,642	2,181,412
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	87,105,270	71,826,577
77	(556) System Control and Load Dispatching	1,515,481	2,460,155
78	(557) Other Expenses	1,766,178	612,001
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	90,386,929	74,898,733
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	749,864,406	790,452,701
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	913,170	1,856,763
84	(561) Load Dispatching	774,404	1,042,509
85	(562) Station Expenses	790,028	608,149
86	(563) Overhead Lines Expenses	113,611	277,216
87	(564) Underground Lines Expenses	847	5,329
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	27,600,073	1,691,820
90	(567) Rents	1,935,115	3,837,731
91	TOTAL Operation (Enter Total of lines 83 thru 90)	32,127,248	9,319,517
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	-262,025	504,674
94	(569) Maintenance of Structures	1,525,998	2,281,550
95	(570) Maintenance of Station Equipment	280,929	347,758
96	(571) Maintenance of Overhead Lines	3,495,814	3,247,330
97	(572) Maintenance of Underground Lines	69,275	40,210
98	(573) Maintenance of Miscellaneous Transmission Plant	34,602	247,587
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	5,144,593	6,669,109
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	37,271,841	15,988,626
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	13,930,825	13,494,841

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	2,601,074	2,245,953
106	(582) Station Expenses	584,139	788,618
107	(583) Overhead Line Expenses	2,642,773	3,582,759
108	(584) Underground Line Expenses	2,143,309	2,151,868
109	(585) Street Lighting and Signal System Expenses	10,730	1,132
110	(586) Meter Expenses	-12,727	343,080
111	(587) Customer Installations Expenses	433,496	1,146,334
112	(588) Miscellaneous Expenses	3,620,000	9,633,099
113	(589) Rents	183,268	514,181
114	TOTAL Operation (Enter Total of lines 103 thru 113)	26,136,887	33,901,865
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	465,465	1,081,068
117	(591) Maintenance of Structures	3,915,465	2,649,437
118	(592) Maintenance of Station Equipment	138,448	157,997
119	(593) Maintenance of Overhead Lines	28,222,962	29,374,116
120	(594) Maintenance of Underground Lines	1,292,621	1,327,777
121	(595) Maintenance of Line Transformers	560,736	366,081
122	(596) Maintenance of Street Lighting and Signal Systems	848,945	577,207
123	(597) Maintenance of Meters	3,245,197	2,838,688
124	(598) Maintenance of Miscellaneous Distribution Plant	994,876	984,773
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	39,684,715	39,357,144
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	65,821,602	73,259,009
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	1,528,613	1,529,867
130	(902) Meter Reading Expenses	5,296,053	5,398,296
131	(903) Customer Records and Collection Expenses	18,874,727	19,287,794
132	(904) Uncollectible Accounts	45,513,379	33,743,578
133	(905) Miscellaneous Customer Accounts Expenses	3,660,740	1,168,427
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	74,873,512	61,127,962
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	208,640	4,027,171
138	(908) Customer Assistance Expenses	1,308,036	12,228,055
139	(909) Informational and Instructional Expenses	13	4,906
140	(910) Miscellaneous Customer Service and Informational Expenses	-78,697	2,060,933
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	1,437,992	18,321,065
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	19,911,712	12,490,768
146	(913) Advertising Expenses	4,595,020	3,597,404
147	(916) Miscellaneous Sales Expenses	574,270	1,024,174
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	25,081,002	17,112,346
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	18,245,416	17,311,146
152	(921) Office Supplies and Expenses	15,564,865	19,426,660
153	(Less) (922) Administrative Expenses Transferred-Credit	3,453,786	4,407,295

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	5,259,178	4,984,701
156	(924) Property Insurance	-1,130,214	1,080,453
157	(925) Injuries and Damages	2,320,451	1,777,838
158	(926) Employee Pensions and Benefits	15,664,765	19,861,471
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	8,730,957	2,782,093
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	2	-194
163	(930.2) Miscellaneous General Expenses	32,452,158	39,901,851
164	(931) Rents	3,324,024	3,184,150
165	TOTAL Operation (Enter Total of lines 151 thru 164)	96,977,816	105,902,874
166	Maintenance		
167	(935) Maintenance of General Plant	2,378,370	3,489,620
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	99,356,186	109,392,494
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	1,053,706,541	1,085,654,203

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	1,725
3. Total Part-Time and Temporary Employees	23
4. Total Employees	1,748

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Ohio Power Co. - Buckeye	RQ	67	122.6	122.6	122.6
2	Ohio Power Co. - Galion	RQ		.66	.66	.66
3	Ohio Power Co. - Myers Lake	RQ		.49	.49	.49
4						
5	[redacted]	OS [redacted]	[redacted]	NA	NA	NA
6	[redacted]	OS	[redacted]	NA	NA	NA
7	[redacted]	OS	[redacted]	NA	NA	NA
8	[redacted]	OS	[redacted]	NA	NA	NA
9	Ohio Valley Electric Corporation	OS	12	NA	NA	NA
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES: MegaWatt Hours Received (h)	POWER EXCHANGES: MegaWatt Hours Delivered (i)	COST/SETTLEMENT OF POWER: Demand Charges ($) (j)	COST/SETTLEMENT OF POWER: Energy Charges ($) (k)	COST/SETTLEMENT OF POWER: Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	Line No.
732,483				23,779,684		23,779,684	1
3,816				170,687		170,687	2
2,498				116,023		116,023	3
							4
13,773				236,716		236,716	5
648,418				30,829,203		30,829,203	6
172,702				2,538,698		2,538,698	7
53,617				826,432		826,432	8
1,105,860				28,607,827		28,607,827	9
							10
							11
							12
							13
							14
2,733,167				87,105,270		87,105,270	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 5 Column: a

Associated Company.

Schedule Page: 326 Line No.: 5 Column: b

Applies to all OS Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 326 Line No.: 5 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 6 Column: a

Associated Company.

Schedule Page: 326 Line No.: 6 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 326 Line No.: 7 Column: a

Associated Company.

Schedule Page: 326 Line No.: 7 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 8 Column: a

Associated Company.

Schedule Page: 326 Line No.: 8 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classifi-cation (d)
1	American Municipal Power - Ohio	Unspecified	Unspecified	OS
2	FirstEnergy Corp.	Unspecified	Unspecified	OS
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.
AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
156				1,613,445	1,613,445	1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	1,613,445	1,613,445	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	5,709,540		5,709,540	1
	13,599,183		13,599,183	2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	19,308,723	0	19,308,723	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 2 Column: a

Associated Company.

Schedule Page: 328 Line No.: 2 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328 Line No.: 2 Column: i

No MWH's physically came in or left the Company's system.

Schedule Page: 328 Line No.: 2 Column: j

No MWH's physically came in or left the Company's system.

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	502,900
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	1,482,180
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	1,867,156
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Administrative and General Expenses - General	-6,314
7	Administrative Costs for Board of Directors	60,104
8	Directors Fees and Expenses	228,345
9	Area Development	190,210
10	Bank Service Charges and Commitment Fees	1,957,753
11	Casualty Insurance Amortization	-42,290
12	Civic and Political Activity	156,420
13	Community Service Activity	52,773
14	Distributed Labor Costs - Other	6,570
15	Memberships - Civic	187,915
16	Memberships - Industrial Associations	15,326
17	Memberships - Other	5,170
18	Ohio Consumers Counsel	780,444
19	PUCO - Division of Forecasting	106,551
20	Tax Payment - TBT Payment	13,248
21	Transfer of Charges Between Administrative and	
22	General Expenses and Other Work in Progress	-387,036
23	Miscellaneous Administrative and General Expenses	
24	for Jointly Owned Base Load Units:	
25	Cleveland Electric Illuminating Co. - Company's	
26	portion of Perry Power Station	8,078,196
27	FENOC - Company's portion of	
28	Beaver Valley Power Station	12,902,276
29	Pennsylvania Power Company - Company's portion of	
30	Bruce Mansfield Plant	4,290,671
31	All Others (5 Items)	3,590
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	32,452,158

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant	49,738,540	726,814		50,465,354
3	Nuclear Production Plant	142,348,785	6,231,818		148,580,603
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	1,674,570	583		1,675,153
7	Transmission Plant	9,171,490	129,561		9,301,051
8	Distribution Plant	31,439,559	125,475		31,565,034
9	General Plant	11,234,124	4,948,810		16,182,934
10	Common Plant-Electric				
11	TOTAL	245,607,068	12,163,061		257,770,129

B. Basis for Amortization Charges

Column C represents amortization of the cost of the following:

Leasehold improvements over the life of the lease; software costs amortized over a seven year period; and AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

No change in basis or method of amortization has been made from the preceding year.

Name of Respondent Ohio Edison Company (FUCO)	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 336 Line No.: 3 Column: b

Includes nuclear plant decommissioning in the amount of $6,234,780.

Schedule Page: 336 Line No.: 11 Column: b

Includes amortization of ACRS tax benefits sold in the amount of $796,699.

Includes $2,629,723 for depreciation expense associated with Balance Sheet Account 102.

Schedule Page: 336 Line No.: 11 Column: c

Includes amortization of the gross-up to plant-in-service for the debt component of AFUDC recorded net-of-tax for the years 1797-1987 in the amount of $9,107,901.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2		
3	Miscellaneous Income Deductions	
4	Donations (Account 426.1)	
5	Conservation Programs	489,671
6	Customer Assistance	224,150
7	School Activities	85,242
8	Special Events	137,048
9	All Others (4 Items)	88,721
10		
11	Total 426.1	1,024,832
12		
13	Life Insurance (Account 426.2)	
14		
15	Penalties (Account 426.3) 6 Items	516
16		
17	Total 426.3	516
18		
19	Expenditures for Certain Civic, Political, and	
20	Related Activities (Account 426.4)	
21	Salary and Expenses of Employees who are	
22	Registered Lobbyists	514,552
23	All Others (3 Items)	38,370
24		
25	Total 426.4	552,922
26		
27	Other Deductions (Account 426.5)	
28	Loss on Sale of Receivables to OES Capital	20,822,234
29	Risk Management Study Project	1,481,111
30	Sale of M&S Inventory	5,365,322
31	All Others (7 Items)	1,116,848
32		
33	Total 426.5	28,785,515
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Interest on Debt to Associated Companies	
2	(Account 430)	
3	Cleveland Electric Illuminating Company -	
4	Notes Payable - 6.62% - 8.18%	403,248
5		
6	FirstEnergy Corp. -	
7	Notes Payable - 5.81% - 6.29%	82,223
8		
9	OES Capital, Incorporated -	
10	Other Debt - Interest on Funds held as Agent	
11	5.92% - 6.70%	76,463
12		
13	OES Financing Trust, Incorporated -	
14	Accrued Interest on Debentures - 9.00%	11,134,021
15		
16	OES Fuel, Incorporated -	
17	Investment in Nuclear Fuel - 6.29% - 7.18%	589,388
18	Notes Payable - 6.29% - 7.18%	6,440,637
19		
20	Pennsylvania Power Company -	
21	Notes Payable - 5.81% - 8.18%	1,368,971
22		
23	Total 430	20,094,951
24		
25	Other Interest Expense (Account 431)	
26	Customer Deposits - 6.00%	128,343
27	International Business Machines Corporation	
28	Supplemental Contracts 3.50% - 5.00%	239,589
29	Short Term Notes Payable to Banks -	
30	5.81% - 9.63%	3,484,000
31	All Other (13 Items)	13,742
32		
33	Total 431	3,865,674
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Regulatory Commission Fees				
2	A) Public Utilities Commission of Ohio	2,547,041		2,547,041	
3	B) Federal Energy Regulatory Commission	330,544		330,544	
4					
5	2) Restructuring Transition Costs		5,810,318	5,810,318	
6					
7	3) Miscellaneous		43,054	43,054	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	2,877,585	5,853,372	8,730,957	

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO			Deferred to Account 182.3	Contra Account	Amount	Deferred in Account 182.3 End of Year	Line No.
Department (f)	Account No. (g)	Amount (h)	(i)	(j)	(k)	(l)	
							1
Electric	928	2,547,041					2
Electric	928	330,544					3
							4
Electric	928	5,810,318					5
							6
Electric	928	43,054					7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		8,730,957					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
 (1) Generation
  a. hydroelectric
   i. Recreation fish and wildlife
   ii Other hydroelectric
  b. Fossil-fuel steam
  c. Internal combustion or gas turbine
  d. Nuclear
  e. Unconventional generation
  f. Siting and heat rejection
 (3) Transmission
  a. Overhead
  b. Underground
 (4) Distribution
 (5) Environment (other than equipment)
 (6) Other (Classify and include items in excess of $5,000.)
 (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
 (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2	(1) Generation	Sammis Pulverizer Primary Air-Flow
3		
4		
5	(5) Environment	Forced Oxidation Gypsum (FOG)
6		LS-2 Scrubber Project - Niles
7		High Carbon Flyash
8		Gypsum Oxidation Study
9		Alpha Gypsum
10		Gypsum Demonstration Plant
11		
12		
13	B. Electric R, D & D Performed Externally	
14	(1) Research Support to the Electric	EPRI - Research Subscription
15	Power Research Institute	EPRI - Research Subscription
16		
17		
18		EPRI - Revision of Ambient Iron Water Quality Study
19		EPRI - Clean Coal "Real Options" Project
20		EPRI - Combustion Turbine Operations Training
21		EPRI - Technical Management Best Practices
22		EPRI - Steubenville Monitoring / PM 2.5 Specification
23		EPRI - Upgrade Coal Interest Group
24		EPRI - Miscellaneous under $5,000 (2)
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38	Total	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.

4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)

5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.

6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."

7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	Amount (f)	Unamortized Accumulation (g)	Line No.
					1
-138,076		93081	-138,076		2
					3
					4
123,412		10711	123,412		5
-361,452		18810	-361,452		6
-90,874		18810	-90,874		7
-425,562		18810	-425,562		8
-5,945		18810	-5,945		9
-291,639		18810	-291,639		10
					11
					12
					13
	579,578	93081	579,578		14
	34,998	55710	34,998		15
					16
					17
	8,804	92110	8,804		18
	13,132	92110	13,132		19
	9,815	50610	9,815		20
	14,730	92110	14,730		21
	17,610	92110	17,610		22
	-6,450	18820	-6,450		23
	7,925	92110	7,925		24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
-1,190,136	680,142		-509,994		38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	13,181,006		
4	Transmission	567,723		
5	Distribution	15,401,028		
6	Customer Accounts	8,220,735		
7	Customer Service and Informational	7,566		
8	Sales	28,780		
9	Administrative and General	3,890,967		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	41,297,805		
11	Maintenance			
12	Production	11,539,825		
13	Transmission	1,422,380		
14	Distribution	16,305,659		
15	Administrative and General	443,481		
16	TOTAL Maint. (Total of lines 12 thru 15)	29,711,345		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	24,720,831		
19	Transmission (Enter Total of lines 4 and 13)	1,990,103		
20	Distribution (Enter Total of lines 5 and 14)	31,706,687		
21	Customer Accounts (Transcribe from line 6)	8,220,735		
22	Customer Service and Informational (Transcribe from line 7)	7,566		
23	Sales (Transcribe from line 8)	28,780		
24	Administrative and General (Enter Total of lines 9 and 15)	4,334,448		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	71,009,150	19,297,126	90,306,276
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	71,009,150	19,297,126	90,306,276
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	12,118,951	3,293,391	15,412,342
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	12,118,951	3,293,391	15,412,342
69	Plant Removal (By Utility Departments)			
70	Electric Plant	737,036	200,294	937,330
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	737,036	200,294	937,330
74	Other Accounts (Specify):			
75	Non-Utility Plants	352,575		352,575
76	Jobbing Contract & Preliminary Survey	1,809,496		1,809,496
77	Clearing	22,790,811	-22,790,811	
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	24,952,882	-22,790,811	2,162,071
96	TOTAL SALARIES AND WAGES	108,818,019		108,818,019

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	21,680,391
4	Nuclear	7,692,068
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	17,208
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	29,389,667
10	Purchases	2,733,167
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	1,613,445
17	Delivered	1,613,445
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	32,122,834

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	25,179,307
23	Requirements Sales for Resale (See instruction 4, page 311.)	3,934,457
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,076,344
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	35,101
27	Total Energy Losses	897,625
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	32,122,834

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. Include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK: Megawatts (See Instr. 4) (d)	MONTHLY PEAK: Day of Month (e)	MONTHLY PEAK: Hour (f)
29	January	2,809,145	142,518	4,749	26	6PM - 7PM
30	February	2,616,543	179,139	4,574	8	8AM - 9AM
31	March	2,539,886	127,367	4,244	16	7PM - 8PM
32	April	2,610,104	357,803	4,213	12	7AM - 8AM
33	May	2,778,920	318,076	4,765	9	12PM -1PM
34	June	2,656,577	144,980	5,538	14	1PM - 2PM
35	July	2,753,542	137,667	5,144	28	2PM - 3PM
36	August	2,884,139	171,375	5,513	31	2PM - 3PM
37	September	2,599,969	156,889	5,321	1	3PM - 4PM
38	October	2,572,497	85,947	4,146	2	7PM - 8PM
39	November	2,451,285	127,981	4,584	21	6PM - 7PM
40	December	2,850,227	126,602	4,956	19	6PM - 7PM
41	TOTAL	32,122,834	2,076,344			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *R. E. Burger* (b)			Plant Name: *Edgewater* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1950			1957		
4	Year Last Unit was Installed	1955			1957		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	419.00			105.00		
6	Net Peak Demand on Plant - MW (60 minutes)	373			108		
7	Plant Hours Connected to Load	8063			1044		
8	Net Continuous Plant Capability (Megawatts)	406			100		
9	When Not Limited by Condenser Water	406			100		
10	When Limited by Condenser Water	406			100		
11	Average Number of Employees	88			29		
12	Net Generation, Exclusive of Plant Use - KWh	1947183000			37523000		
13	Cost of Plant: Land and Land Rights	193392			822686		
14	Structures and Improvements	21659146			9518947		
15	Equipment Costs	152058354			36381054		
16	Total Cost	173910892			46722687		
17	Cost per KW of Installed Capacity (line 5)	415.0618			444.9780		
18	Production Expenses: Oper, Supv, & Engr	821350			185936		
19	Fuel	20419301			3689288		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	3815791			1112963		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	35226			84749		
25	Misc Steam (or Nuclear) Power Expenses	1053085			769186		
26	Rents	78			20		
27	Allowances	2703470			1348		
28	Maintenance Supervision and Engineering	210090			55581		
29	Maintenance of Structures	2378			630		
30	Maintenance of Boiler (or reactor) Plant	5969791			1469730		
31	Maintenance of Electric Plant	-846765			1061218		
32	Maintenance of Misc Steam (or Nuclear) Plant	676119			96706		
33	Total Production Expenses	34859914			8527355		
34	Expenses per Net KWh	0.0179			0.2273		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Oil	Total	Gas	Oil	Total
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Tons	BBL		MCF	BBL	
37	Quantity (units) of Fuel Burned	880034	1722	0	550164	162	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	11685	138165	0	1030	137762	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	20.960	33.980	0.000	6.280	18.910	0.000
40	Average Cost of Fuel per Unit Burned	23.136	34.015	0.000	6.301	12.361	0.000
41	Average Cost of Fuel Burned per Million BTU	0.990	5.862	0.000	6.117	2.136	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.023	0.000	0.000	0.098
43	Average BTU per KWh Net Generation	0.000	0.000	10568.000	0.000	0.000	16760.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Bruce Mansfield* (d)	Plant Name: *W. H. Sammis* (e)	Plant Name: *W.H. Sammis C.T.* (f)	Line No.
Steam	Steam	Combustion Turbine	1
Conventional	Conventional	Conventional	2
1976	1959	1972	3
1980	1971	1972	4
1273.00	1980.00	11.00	5
1249	1896	11	6
5779	7426	262	7
1199	1908	11	8
1199	1908	11	9
1199	1908	11	10
0	335	0	11
8387449000	11308236000	1308000	12
8816216	923834	0	13
110210543	89107586	2936	14
678925556	899183504	1338806	15
797952315	989214924	1341742	16
626.8282	499.6035	121.9765	17
1815707	7146824	869	18
84310906	129199946	90229	19
0	0	0	20
19553162	4410862	0	21
0	0	0	22
0	0	0	23
628419	1463871	25142	24
2925622	6232531	2281	25
0	451	1	26
729844	5835802	0	27
626553	2510266	2	28
0	28180	56	29
9038415	25971626	0	30
303507	4840917	60633	31
1243177	5236972	439	32
121175312	192878248	179652	33
0.0144	0.0171	0.1373	34

(d)			(e)			(f)			Line No.
Coal	Oil	Total	Coal	Oil	Total	Oil			35
Tons	BBL		Tons	BBL		BBL			36
3477456	14478	0	4658058	8203	0	2740	0	0	37
12252	138525	0	11844	138791	0	138687	0	0	38
23.440	30.460	0.000	28.880	34.590	0.000	33.420	0.000	0.000	39
24.118	30.439	0.000	27.679	32.934	0.000	32.930	0.000	0.000	40
0.984	5.232	0.000	1.168	5.650	0.000	5.653	0.000	0.000	41
0.000	0.000	0.010	0.000	0.000	0.011	0.069	0.000	0.000	42
0.000	0.000	10170.000	0.000	0.000	9761.000	12006.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Beaver Valley* (b)	Plant Name: *Perry #1* (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Nuclear	Nuclear
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional	Conventional
3	Year Originally Constructed	1976	1987
4	Year Last Unit was Installed	1987	1987
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	683.00	376.00
6	Net Peak Demand on Plant - MW (60 minutes)	652	387
7	Plant Hours Connected to Load	15554	8507
8	Net Continuous Plant Capability (Megawatts)	626	358
9	When Not Limited by Condenser Water	626	358
10	When Limited by Condenser Water	626	350
11	Average Number of Employees	0	0
12	Net Generation, Exclusive of Plant Use - KWh	4666366000	3025702000
13	Cost of Plant: Land and Land Rights	0	3245960
14	Structures and Improvements	0	241689963
15	Equipment Costs	10358380	76162173
16	Total Cost	10358380	321098096
17	Cost per KW of Installed Capacity (line 5)	15.1660	853.9843
18	Production Expenses: Oper, Supv, & Engr	14318788	7204856
19	Fuel	21091940	15315662
20	Coolants and Water (Nuclear Plants Only)	927205	449441
21	Steam Expenses	5084878	2685905
22	Steam From Other Sources	0	0
23	Steam Transferred (Cr)	0	0
24	Electric Expenses	39001	6435
25	Misc Steam (or Nuclear) Power Expenses	23922182	10790206
26	Rents	81169706	68958060
27	Allowances	0	0
28	Maintenance Supervision and Engineering	5311215	871588
29	Maintenance of Structures	217043	103631
30	Maintenance of Boiler (or reactor) Plant	2732577	3667361
31	Maintenance of Electric Plant	7998224	574832
32	Maintenance of Misc Steam (or Nuclear) Plant	24497361	2056209
33	Total Production Expenses	187310120	112684186
34	Expenses per Net KWh	0.0401	0.0372

Line No.	Item (a)	(b)			(c)		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear			Nuclear		
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	MMBTU			MMBTU		
37	Quantity (units) of Fuel Burned	50874983	0	0	31552262	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	0.415	0.000	0.000	0.485	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	0.415	0.000	0.000	0.485	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.005	0.000	0.000	0.005	0.000	0.000
43	Average BTU per KWh Net Generation	10902.000	0.000	0.000	10428.000	0.000	0.000

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Unseg Nuclear Chgs* (d)			Plant Name: *Edgewater G. T.* (e)			Plant Name: *Mad River G. T.* (f)			Line No.
					Gas Turbine			Gas Turbine	1
					Conventional			Conventional	2
					1973			1972	3
					1973			1972	4
		0.00			50.00			60.00	5
		0			29			56	6
		0			148			171	7
		0			41			51	8
		0			41			51	9
		0			33			(43)	10
		0			0			6	11
		0			1413000			2632000	12
		0			0			3489	13
		0			96907			489556	14
		0			6153821			7704688	15
		0			6250728			8197733	16
		0.0000			125.0146			136.6289	17
		0			105588			20077	18
		52817,10[illegible]			98419			353810	19
		0			0			0	20
		0			0			0	21
		0			0			0	22
		0			0			0	23
		0			292206			3025	24
		-7449505			41323			93300	25
		0			10			2	26
		0			0			0	27
		0			43			458	28
		0			199832			439	29
		0			0			0	30
		0			2514270			37683	31
		-7449505			7962			35862	32
		-9617300			3259653			544656	33
		0.0000			2.3069			0.2069	34
			Oil			Oil			35
			BBL			BBL			36
0	0	0	6480	0	0	12632	0	0	37
0	0	0	137762	0	0	136975	0	0	38
0.000	0.000	0.000	18.910	0.000	0.000	28.330	0.000	0.000	39
0.000	0.000	0.000	15.188	0.000	0.000	28.009	0.000	0.000	40
0.000	0.000	0.000	2.625	0.000	0.000	4.869	0.000	0.000	41
0.000	0.000	0.000	0.070	0.000	0.000	0.134	0.000	0.000	42
0.000	0.000	0.000	22538.000	0.000	0.000	26605.000	0.000	0.000	43

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *West Lorain G.T.* (b)	Plant Name: (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Gas Turbine	
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional	
3	Year Originally Constructed	1973	
4	Year Last Unit was Installed	1973	
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	139.00	0.00
6	Net Peak Demand on Plant - MW (60 minutes)	72	0
7	Plant Hours Connected to Load	334	0
8	Net Continuous Plant Capability (Megawatts)	120	0
9	When Not Limited by Condenser Water	120	0
10	When Limited by Condenser Water	100	0
11	Average Number of Employees	0	0
12	Net Generation, Exclusive of Plant Use - KWh	10473000	0
13	Cost of Plant: Land and Land Rights	134001	0
14	Structures and Improvements	12306547	0
15	Equipment Costs	12990042	0
16	Total Cost	25430590	0
17	Cost per KW of Installed Capacity (line 5)	182.9539	0.0000
18	Production Expenses: Oper, Supv, & Engr	7643	0
19	Fuel	1553290	0
20	Coolants and Water (Nuclear Plants Only)	0	0
21	Steam Expenses	0	0
22	Steam From Other Sources	0	0
23	Steam Transferred (Cr)	0	0
24	Electric Expenses	9519	0
25	Misc Steam (or Nuclear) Power Expenses	21747	0
26	Rents	5	0
27	Allowances	0	0
28	Maintenance Supervision and Engineering	23	0
29	Maintenance of Structures	534	0
30	Maintenance of Boiler (or reactor) Plant	0	0
31	Maintenance of Electric Plant	117595	0
32	Maintenance of Misc Steam (or Nuclear) Plant	4188	0
33	Total Production Expenses	1714544	0
34	Expenses per Net KWh	0.1637	0.0000

Line No.	Item (a)	(b)			(c)		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Oil					
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	BBL					
37	Quantity (units) of Fuel Burned	40827	0	0	0	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	137740	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	38.360	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	38.046	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	6.577	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.148	0.000	0.000	0.000	0.000	0.000
43	Average BTU per KWh Net Generation	11330.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 402.1 Line No.: 1 Column: c

In December 1995, the company sold $960,921,902 of its ownership interest in Perry #1 equipment to OES Nuclear, a wholly-owned subsidiary. The company then leased this equipment back from OES Nuclear.

Schedule Page: 402.1 Line No.: 5 Column: b

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: c

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 10 Column: c

Limited by condenser water temperature only.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants)

1. Small generating plants are steam plants of, less than 25,000 Kw; internal combustion and gas turbine-plants, conventional hydro plants and pumped storage plants of less than 10,000 Kw installed capacity (name plate rating). 2. Designate any plant leased from others, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, and give a concise statement of the facts in a footnote. If licensed project, give project number in footnote.

Line No.	Name of Plant (a)	Year Orig. Const. (b)	Installed Capacity Name Plate Rating (In MW) (c)	Net Peak Demand MW (60 min.) (d)	Net Generation Excluding Plant Use (e)	Cost of Plant (f)
1						
2	Combustion Turbine					
3	R.E. Burger [redacted]	1972	6.00	6.0	754,000	971,083
4	Leased Diesel Generators [redacted]	2000	47.50	38.0	628,000	
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants) (Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, Page 403. 4. If net peak demand for 60 minutes is not available, give the which is available, specifying period. 5. If any plant is equipped with combinations of steam, hydro internal combustion or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost Per MW Inst Capacity (g)	Operation Exc'l. Fuel (h)	Production Expenses Fuel (i)	Production Expenses Maintenance (j)	Kind of Fuel (k)	Fuel Costs (in cents (per Million Btu) (l)	Line No.
						1
						2
161,847	1,942	40,083	43,321	Oil	597	3
	5,799,107	76,684		Oil	808	4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
						45
						46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 410 Line No.: 3 Column: a

Operated as a jointly owned facility.

Schedule Page: 410 Line No.: 4 Column: a

Represents an aggregate of 38 temporary leased diesel generators installed at various Company locations in 2000. Each individual generator has a maximum generator nameplate rating of 1.25 MW.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Avon	Beaver #1						
2	Avon	Beaver #2						
3	Beaver	Carlisle						
4	Beaver	Davis Besse (TE)						
5	Beaver Valley	Hanna						
6	Beaver Valley	Sammis						
7	Carlisle	Star						
8	Chamberlin	Harding						
9	Chamberlin	Mansfield						
10	Hanna	Canton Central						
11	Hanna	Highland						
12	Highland	Mansfield						
13	Highland	Shenango (Oh)						
14	Hyatt (OP)	Tangy						
15	Juniper	Hanna						
16	Juniper	Star						
17	South Canton (OP)	Star						
18	W.H. Sammis	Highland						
19	W.H. Sammis	South Canton (OP)						
20	W.H. Sammis	Star						
21	W.H. Sammis	Wylie Ridge						
22	Expenses for 345kv Lines							
23	Total 345 KV Lines							
24	Avery	Greenfield						
25	Avery	Shinrock						
26	Babb	Valley						
27	Babb	E. Akron						
28	Babb	W. Akron						
29	Barberton	Babcock-Wilcox						
30	Barberton	Cloverdale						
31	Barberton	Star, North						
32	Barberton	Star, South						
33	Barberton	West Akron						
34	Beatty Rd. (C & SOE)	London						
35	Beaver	Brookside						
36					TOTAL	550.23	156.50	2

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	1,359,235		1,359,235					1
	23,699		23,699					2
	1,086,559		1,086,559					3
	1,357,430		1,357,430					4
								5
								6
	1,561,996		1,561,996					7
	13,329,659		13,329,659					8
	1,520,653		1,520,653					9
	8		8					10
	959,655		959,655					11
	3,065,109		3,065,109					12
	3,411,325		3,411,325					13
	671,199		671,199					14
	19,094		19,094					15
	393,506		393,506					16
	728,362		728,362					17
	882,992		882,992					18
	677,186		677,186					19
	1,614,343		1,614,343					20
	65,672		65,672					21
				6,585	15,502	1,849,915	1,872,002	22
	32,727,682		32,727,682	6,585	15,502	1,849,915	1,872,002	23
	183,752		183,752					24
								25
								26
	618,246		618,246					27
	10,130		10,130					28
	9,942		9,942					29
	40,063	124,093	164,156					30
	80,860		80,860					31
								32
	60,855	239,414	300,269					33
	106,609	1,011	107,620					34
	129,405		129,405					35
	82,282,639	53,555,551	135,838,190	78,438	589,611	1,849,915	2,517,964	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Ivanhoe	Packard						
2	Johnson	Lorain						
3	Johnson	USS Kobe Steel						
4	Kirby	Roberts						
5	Kirby	Tangy						
6	Lakeview	Ottawa						
7	Lincoln Park	Lowellville						
8	Lincoln Park	Masury						
9	Longview	Empire Steel						
10	Masury	Crossland (Oh)						
11	Masury	Maysville (Oh)						
12	Masury	Salt Springs						
13	Masury	Shenango (Oh)						
14	Niles	Bluebell						
15	Niles	Evergreen						
16	Niles	Salt Springs						
17	Pleasant Valley	W. Akron, West						
18	Riverbend	Salt Springs						
19	Sammis	Boardman						
20	Sammis	East Akron						
21	Sammis	Lowellville						
22	Sammis	Pidgeon						
23	South Akron	Dale						
24	Star	Urban						
25	Star	West Akron						
26	Star	West Medina						
27	West Akron	Aetna						
28	West Akron	West Medina No. 1						
29	Expenses for 138KV Lines							
30	Total 138KV Lines					0.31		2
31								
32	69 KV Trans. Lines							
33	34.5 KV Trans. Lines				Various	171.76	9.51	
34	23 KV Trans. Lines				Various	378.16	146.99	
35								
36					TOTAL	550.23	156.50	2

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	86,124		86,124					1
	120,188		120,188					2
	47,713		47,713					3
	527,109		527,109					4
	2,034,286		2,034,286					5
	57,125		57,125					6
	53,234		53,234					7
	131,453		131,453					8
	39,088	46,392	85,480					9
	100,064		100,064					10
	415,389		415,389					11
	96,068		96,068					12
	55,627		55,627					13
	96,530	800,830	897,360					14
	67,700		67,700					15
	74,825		74,825					16
	27,661		27,661					17
	149,123	74,022	223,145					18
	269,360		269,360					19
	620,535		620,535					20
	160,804		160,804					21
	14,829		14,829					22
	192,061		192,061					23
	267,198	416,956	684,154					24
	212,286	109,970	322,256					25
	49,238		49,238					26
	635,204	201,568	836,772					27
	4,304,670	851	4,305,521					28
				34,756	14,377		49,133	29
	28,290,149	9,663,826	37,953,975	34,756	14,377		49,133	30
								31
	17,812,834	18,117	17,830,951	34,525	260,424		294,949	32
	973,890	10,048,044	11,021,934	321	26,016		26,337	33
	2,478,084	33,825,564	36,303,648	2,251	273,292		275,543	34
								35
	82,[illegible]82,639	53,555,551	135,838,190	78,438	589,611	1,849,915	2,517,964	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Leased Transmission Lines							
2	Avon	Beaver No.2						
3	Beaver Valley	Crescent						
4	Chamberlin	Harding						
5	Chamberlin	Mansfield						
6	Collier	Crescent						
7	Hanna	Mansfield						
8	Highland	Mansfield						
9	Inland	Harding						
10	Juniper	Hanna						
11	Mansfield	Beaver Valley						
12	Mansfield	Crescent						
13	Perry	Ashtabula						
14	Perry	Harding						
15	Perry	Inland						
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	550.23	156.50	2

Name of Respondent Ohio Edison Company (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	82,282,639	53,555,551	135,838,190	78,438	589,611	1,849,915	2,517,964	36

Name of Respondent	This Report is:	Date of Report	Year of Report
Ohio Edison Company (PUCO)	(1) X An Original (2) __ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422 Line No.: 23 Column: a

Ohio Edison Company leased various transmission line facilities associated with jointly-owned power plants to its subsidiary, Pennsylvania Power Company (PP), Duquesne Light Company (DL), Cleveland Electric Illuminating Company (CEI), and Toledo Edison Company (TE) per agreements as follows. These leases ceased on September 1, 2000.

Lessee	Page 422 Line No.	Inception Date	Duration of Lease	Annual Rent
CEI,TE,DL,PP	2	09/01/81	540 mos.	$ 344,734
CEI,TE,DL	4	10/01/75	540 mos.	807,474
CEI,TE,DL,PP	5	09/01/80	540 mos.	707,896
CEI,TE,DL	6	12/01/70	540 mos.	38,042
CEI,TE,DL,PP	9	10/01/77	540 mos.	3,083,829
CEI,TE,DL,PP	12	06/01/77	540 mos.	810,170

Schedule Page: 422 Line No.: 23 Column: j

These land assets are leased to American Transmission System Inc. per the ground lease arrangement dated Sept. 1, 2000.

Schedule Page: 422 Line No.: 30 Column: k

These construction amounts represent fiber optic cable that is used in conjuction with the transmission line owned by ATSI. The primary function of this cable is used for lighting protection with a secondary function of communication.

Schedule Page: 422 Line No.: 33 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422 Line No.: 34 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 8 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 13 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 15 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 16 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 17 Column: k

Footnote Linked. See note on 422, Row: 30, col/item: k

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company (PJCO)	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422.1 Line No.: 24 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 33 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 34 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.1 Line No.: 35 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 1 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 2 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 3 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 9 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 16 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 17 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 19 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 20 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 21 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 24 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.2 Line No.: 33 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 9 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 14 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 18 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 24 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 25 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 27 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 28 Column: k
Footnote Linked. See note on 422, Row: 30, col/item: k

Schedule Page: 422.3 Line No.: 30 Column: j
Footnote Linked. See note on 422, Row: 23, col/item: j

Schedule Page: 422.3 Line No.: 32 Column: j
Footnote Linked. See note on 422, Row: 23, col/item: j

Schedule Page: 422.4 Line No.: 1 Column: a

Ohio Edison Company leased various transmission line facilities associated with jointly-owned power plants from its subsidiary, Pennsylvania Power Company (PP), Duquesne Light Company (DL), Cleveland Electric Illuminating Company (CEI), and Toledo Edison Company (TE) per agreements as follows. The corresponding lease payments represent payments made from January through August 2000. These leases ceased on September 1, 2000.

Lessor	Line No.	Inception Date	Duration of Lease	Annual Rent
CEI	2	09/01/81	540 mos.	$ 65,099
DL	3	11/30/82	540 mos.	180,795
CEI	4	11/01/78	540 mos.	37,254
PP, DL	5	10/01/77	540 mos.	115,037
DL	6	01/01/83	540 mos.	141,790
PP, DL	7	09/01/80	540 mos.	148,047
PP, DL	8	06/01/77	540 mos.	143,843
CEI	9	11/18/87	540 mos.	250,969
PP	11	12/01/75	540 mos.	5,361
PP, DL	12	01/01/76	540 mos.	9,155
CEI	13	12/01/79	540 mos.	25,756
CEI	14	04/01/83	540 mos.	858,721
CEI	15	04/01/83	540 mos.	844,417

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa)		
				Primary (c)	Secondary (d)	Tertiary (e)
1	B. Mansfield	Shippingport, Pa.	Trans. Attended	0.02	0.35	
2	Beaver Valley #1	Shippingport, Pa.	Trans. Attended	0.02	0.35	
3	Beaver Valley #2	Shippingport, Pa.	Trans. Attended	0.02	0.35	
4	Edgewater	Lorain, Ohio	Trans. Attended	0.02	0.14	
5	Edgewater	Lorain, Ohio	Trans. Attended	0.01	0.14	
6	Edgewater	Lorain, Ohio	Trans. Attended	0.01	0.07	
7	Mad River	Clark County, Ohio	Trans. Attended	0.01	0.07	
8	Perry	Perry Twp., Ohio	Trans. Attended	0.02	0.35	
9	R.E. Burger	Belmont County, Ohio	Trans. Attended	0.01	0.14	
10	R.E. Burger	Belmont County, Ohio	Trans. Attended	0.02	0.14	
11	W.H. Sammis	Stratton, Ohio	Trans. Attended	0.02	0.35	
12	W.H. Sammis	Stratton, Ohio	Trans. Attended	0.02	0.35	
13	W.H. Sammis	Stratton, Ohio	Trans. Attended	0.02	0.14	
14	West Lorain	Lorain, Ohio	Trans. Attended	0.01	0.14	
15						
16	Tot. Step-Up Substations					
17						
18	Aetna	Akron, Ohio	Trans. Unattended	0.14	0.02	0.01
19	Babb	Akron, Ohio	Trans. Unattended	0.14	0.02	0.01
20	Barberton	BarbertonTwp., Ohio	Trans. Unattended	0.14	0.02	0.01
21	Bluebell	Alliance, Ohio	Trans. Unattended	0.14	0.02	
22	Boardman	Boardman, Ohio	Trans. Unattended	0.14	0.02	0.01
23	Cloverdale	Massillon, Ohio	Trans. Unattended	0.14	0.02	
24	Crissinger	Pleasant Twp., Ohio	Trans. Unattended	0.14	0.03	
25	East Akron	Akron, Ohio	Trans. Unattended	0.14	0.02	0.01
26	East Akron	Akron, Ohio	Trans. Unattended	0.14	0.02	
27	Evergreen	Warren Twp., Ohio	Trans. Unattended	0.14	0.02	0.01
28	Greenfield	Perkins Twp., Ohio	Trans. Unattended	0.14	0.03	
29	Greenfield	Perkins Twp., Ohio	Trans. Unattended	0.14	0.03	0.01
30	Ivanhoe	Warren Twp., Ohio	Trans. Unattended	0.14	0.02	0.01
31	Lakeview	Portage Twp., Ohio	Trans. Unattended	0.14	0.03	
32	Lakeview	Portage Twp., Ohio	Trans. Unattended	0.14	0.03	0.01
33	Lincoln Park	Youngstown, Ohio	Trans. Unattended	0.14	0.02	0.01
34	Longview	Mansfield, Ohio	Trans. Unattended	0.14	0.02	
35	Mahoningside	Warren, Ohio	Trans. Unattended	0.14	0.02	
36	Masury	Masury, Ohio	Trans. Unattended	0.14	0.02	
37	Newton Falls	Newton Falls, Ohio	Trans. Unattended	0.14	0.02	0.01
38	Riverbend	Youngstown, Ohio	Trans. Unattended	0.14	0.02	
39	Roberts	Marion, Ohio	Trans. Unattended	0.14	0.03	0.01
40	Salt Springs	Weathersfield Twp., Ohio	Trans. Unattended	0.14	0.02	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
1341	3	1				1
331	1	1				2
396	1					3
10	1					4
115	1					5
52	1					6
64	1					7
418	3	1				8
105	3					9
365	2					10
1476	4	2				11
350	1					12
410	2					13
130	1					14
						15
5563	25	5				16
						17
60	1					18
67	1					19
120	6					20
43	4					21
67	1					22
58	4					23
54	1					24
67	1		Synch. Condenser	1	20	25
80	4					26
67	1					27
93	2					28
33	3					29
67	1					30
79	3					31
37	1					32
127	4					33
20	1	1				34
67	1					35
80	6					36
40	1					37
67	1					38
100	3					39
67	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	South Akron	Akron, Ohio	Trans. Unattended	0.14	0.02	0.01
2	Urban	Akron, Ohio	Trans. Unattended	0.14	0.02	
3	West Ravenna	Ravenna, Ohio	Trans. Unattended	0.14	0.02	0.01
4						
5	Tot. Transmission Substations					
6						
7	Abbe	Elyria, Ohio	Dist. Unattended	0.07	0.01	
8	Acme Hill	Medina, Ohio	Dist. Unattended	0.07	0.01	
9	Adams	Norwalk, Ohio	Dist. Unattended	0.07	0.01	
10	Alta	Madison, Ohio	Dist. Unattended	0.07	0.01	
11	Andover	Andove, Ohio	Dist. Unattended	0.07	0.01	
12	Arlington	Akron, Ohio	Dist. Unattended	0.02		
13	Aurora	Aurora Twp., Ohio	Dist. Unattended	0.07	0.01	
14	Axtel	Axtel Twp., Ohio	Dist. Unattended	0.07	0.01	
15	Bancroft	Youngstown, Ohio	Dist. Unattended	0.07		
16	Baumhart	Vermilion, Ohio	Dist. Unattended	0.07	0.01	
17	Bay	Sandusky, Ohio	Dist. Unattended	0.04	0.01	
18	Bay	Sandusky, Ohio	Dist. Unattended	0.04		
19	Beechwood	Washington Twp., Ohio	Dist. Unattended	0.07	0.01	
20	Bellepoint	Osterander, Ohio	Dist. Unattended	0.07	0.01	
21	Bellevue	Bellevue, Ohio	Dist. Unattended	0.07	0.01	
22	Belmont	Youngstown, Ohio	Dist. Unattended	0.02		
23	Berlin Center	Berlin Center,Ohio	Dist. Unattended	0.07	0.01	
24	Bexley	Marion, Ohio	Dist. Unattended	0.04	0.01	
25	Big Island	Sandusky, Ohio	Dist. Unattended	0.04	0.01	
26	Big Island	Sandusky, Ohio	Dist. Unattended	0.04		
27	Bingham Road	Edison, Ohio	Dist. Unattended	0.07	0.01	
28	Bloomfield	N. Bloomfield, Ohio	Dist. Unattended	0.07	0.01	
29	Boardman	Boardman Twp., Ohio	Dist. Unattended	0.14	0.01	
30	Bogart	Huron Twp., Ohio	Dist. Unattended	0.07	0.01	
31	Bowman	Mansfield, Ohio	Dist. Unattended	0.07	0.01	
32	Brady	Franklin Twp., Ohio	Dist. Unattended	0.14	0.01	
33	Bridge	Warren, Ohio	Dist. Unattended	0.14	0.01	
34	Brimfield	Brimfield, Ohio	Dist. Unattended	0.07	0.01	
35	Brookfield	Brookfield, Ohio	Dist. Unattended	0.07		
36	Brunswick	Brunswick, Ohio	Dist. Unattended	0.14	0.01	
37	Burton	Warren, Ohio	Dist. Unattended	0.07	0.01	
38	Camp Street	Akron, Ohio	Dist. Unattended	0.02	0.01	
39	Campbellsport	Rootstown, Ohio	Dist. Unattended	0.07	0.01	
40	Canfield	Canfield, Ohio	Dist. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
120	2		Synch. Condenser	1	20	1
67	1					2
40	1					3
						4
1787	56	1		2	40	5
						6
22	1					7
11	1					8
33	2					9
22	1					10
14	2					11
13	2					12
18	2					13
25	2					14
12	2					15
24	1					16
6	1					17
14	1	1				18
22	1					19
11	1					20
14	1					21
25	2					22
11	1					23
25	2					24
9	1					25
7	1					26
11	1					27
11	2					28
44	2					29
33	2					30
28	2					31
22	1					32
45	2					33
21	4					34
10	1					35
60	2					36
22	1					37
20	3					38
33	2					39
22	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Capel	Grafton Twp., Ohio	Dist. Unattended	0.07	0.01	
2	Carmont	Massillon, Ohio	Dist. Unattended	0.07	0.01	
3	Carroll Street	Akron, Ohio	Dist. Unattended	0.02		
4	Case	Twinsburg, Ohio	Dist. Unattended	0.07	0.01	
5	Castalia	Castalia, Ohio	Dist. Unattended	0.07	0.01	
6	Cedar Point	Sandusky, Ohio	Dist. Unattended	0.03	0.01	
7	Charity Rotch	Massillon, Ohio	Dist. Unattended	0.07		
8	Chillicothe	Aurora, Ohio	Dist. Unattended	0.07	0.01	
9	Chittenden	Boston Heights, Ohio	Dist. Unattended	0.07	0.01	
10	Churchill	Youngstown, Ohio	Dist. Unattended	0.07	0.01	
11	Claremont	Ashland, Ohio	Dist. Unattended	0.07		
12	Clayben	Springfield Twp., Ohio	Dist. Unattended	0.14	0.01	
13	Clifton	Boardman Twp., Ohio	Dist. Unattended	0.02		
14	Cline	Mansfield, Ohio	Dist. Unattended	0.07		
15	*Clinton*	*Franklin Twp., Ohio*	Dist. Unattended	0.07	0.01	
16	Columbia	Columbia, Ohio	Dist. Unattended	0.07	0.01	
17	Columbiana	Columbiana,Ohio	Dist. Unattended	0.07		
18	Columbus Rd.	Springfield, Ohio	Dist. Unattended	0.07	0.01	
19	Commerce	Jackson Twp., Ohio	Dist. Unattended	0.14	0.01	
20	Cook	Washington Twp., Ohio	Dist. Unattended	0.07	0.01	
21	Copley	Copley Twp., Ohio	Dist. Unattended	0.02	0.01	
22	Cornersburg	Cornersburg, Ohio	Dist. Unattended	0.07	0.01	
23	Cortland	Bazetta Twp., Ohio	Dist. Unattended	0.14	0.01	
24	Coventry	Barberton, Ohio	Dist. Unattended	0.02	0.01	
25	Covert	Cedar Point, Ohio	Dist. Unattended	0.07	0.01	
26	Crestline	Crestline, Ohio	Dist. Unattended	0.07	0.01	
27	Dalton	Dalton, Ohio	Dist. Unattended	0.07	0.01	
28	Darby	Darby Twp., Ohio	Dist. Unattended	0.07	0.01	
29	Deer	Union Twp., Ohio	Dist. Unattended	0.07	0.01	
30	Dell	Montgomery Twp., Ohio	Dist. Unattended	0.07	0.01	
31	Dillworth	Farmdale, Ohio	Dist. Unattended	0.07	0.01	
32	Dobbins	Poland Twp., Ohio	Dist. Unattended	0.14	0.01	
33	Dual Rail	Marion. Ohio	Dist. Unattended	0.14	0.03	
34	Dublin	Massillon, Ohio	Dist. Unattended	0.07	0.01	
35	East Akron	Akron, Ohio	Dist. Unattended	0.14	0.01	
36	Eastside	Springfield, Ohio	Dist. Unattended	0.07	0.01	
37	Elm	Bazetta Twp., Ohio	Dist. Unattended	0.14	0.01	
38	Elmwood	Springfield, Ohio	Dist. Unattended	0.07	0.01	
39	Elmwood	Springfield, Ohio	Dist. Unattended	0.07		
40	Ely	Elyria, Ohio	Dist. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1					1
22	1					2
13	4					3
22	1					4
10	2					5
10	1					6
11	1					7
20	1					8
11	1					9
25	2					10
11	1					11
30	1					12
13	2					13
13	2					14
22	1					15
14	1					16
10	2					17
25	2					18
20	1					19
23	2					20
11	2					21
30	3					22
22	1					23
14	2					24
25	2					25
11	1					26
11	1					27
14	1					28
14	1					29
22	1					30
11	1					31
25	2					32
22	1					33
11	1					34
30	1					35
28	2					36
22	1					37
9	1					38
6	1					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Enon	Mad River Twp., Ohio	Dist. Unattended	0.07	0.01	
2	Evans	Akron, Ohio	Dist. Unattended	0.14	0.02	
3	Fairview	Milton Twp., Ohio	Dist. Unattended	0.07	0.01	
4	Ferncliff	Springfield, Ohio	Dist. Unattended	0.07	0.01	
5	Fifth Street	Mansfield, Ohio	Dist. Unattended	0.07		
6	First Avenue	Mansfield, Ohio	Dist. Unattended	0.07		
7	Freedom	Freedom Twp., Ohio	Dist. Unattended	0.07	0.01	
8	Garden	Warren, Ohio	Dist. Unattended	0.07	0.01	
9	Garrettsville	Garrettsville, Ohio	Dist. Unattended	0.07	0.01	
10	Gates	Elyria, Ohio	Dist. Unattended	0.14	0.01	
11	Geauga	Twinsburg, Ohio	Dist. Unattended	0.07	0.01	
12	Gibson	Youngstown, Ohio	Dist. Unattended	0.02		
13	Gilchrist	Akron, Ohio	Dist. Unattended	0.14	0.01	
14	Granger	Grange Twp., Ohio	Dist. Unattended	0.14	0.01	
15	Greenfield	Perkins Twp., Ohio	Dist. Unattended	0.14	0.01	
16	Greentown	Lake Twp., Ohio	Dist. Unattended	0.07	0.01	
17	Hale	Ashland, Ohio	Dist. Unattended	0.07		
18	Harkness	Bellevue, Ohio	Dist. Unattended	0.07		
19	Hartville	Hartville, Ohio	Dist. Unattended	0.07	0.01	
20	High Street	Akron, Ohio	Dist. Unattended	0.02		
21	Hills	Sagamore Hills, Ohio	Dist. Unattended	0.07	0.01	
22	Hitchcock	Boardman Twp., Ohio	Dist. Unattended	0.07	0.01	
23	Hitchcock	Boardman Twp., Ohio	Dist. Unattended	0.07		
24	Home Avenue	Akron, Ohio	Dist. Unattended	0.02		
25	Huron	Huron, Ohio	Dist. Unattended	0.07	0.01	
26	Indianola	Youngstown, Ohio	Dist. Unattended	0.02		
27	Ira	Northampton Twp., Ohio	Dist. Unattended	0.14	0.01	
28	Jackson Lane	Perry Twp., Ohio	Dist. Unattended	0.07	0.01	
29	Johnson's Cnrs.	Barberton, Ohio	Dist. Unattended	0.02	0.01	
30	Keeney	Akron, Ohio	Dist. Unattended	0.02		
31	Kent	Kent, Ohio	Dist. Unattended	0.07	0.01	
32	Kimberly	Austintown Twp., Ohio	Dist. Unattended	0.07	0.01	
33	Krumroy	Krumroy, Ohio	Dist. Unattended	0.02	0.01	
34	Lakemore	Springfield Twp., Ohio	Dist. Unattended	0.14	0.01	
35	Leader Street	Marion, Ohio	Dist. Unattended	0.04	0.01	
36	Leader Street	Marion, Ohio	Dist. Unattended	0.04		
37	Leavittsburg	Leavittsburg, Ohio	Dist. Unattended	0.07	0.01	
38	Leffels Lane	Mad River Twp., Ohio	Dist. Unattended	0.07	0.01	
39	Lehigh	Lorain, Ohio	Dist. Unattended	0.07		
40	Lexington	Lexington Twp., Ohio	Dist. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (i), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
21	2					1
94	2					2
11	1					3
14	1					4
21	2					5
11	1					6
14	1					7
14	1					8
11	1					9
56	2					10
22	1					11
11	2					12
22	1					13
22	1					14
22	1					15
21	2					16
11	1					17
11	1					18
21	2					19
12	2					20
14	1					21
14	1					22
7	1					23
14	2					24
14	1					25
18	2					26
17	1					27
36	2					28
14	2					29
20	3					30
28	2					31
28	2					32
26	3					33
22	1					34
14	1					35
7	1					36
21	2					37
28	2					38
13	2					39
10	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Lisbon	Lisbon, Ohio	Dist. Unattended	0.07	0.01	
2	London	London, Ohio	Dist. Unattended	0.14	0.01	
3	Lowellville	Lowellville, Ohio	Dist. Unattended	0.07	0.02	
4	Lynchburg	West Twp., Ohio	Dist. Unattended	0.07	0.01	
5	Macedonia	Macedonia, Ohio	Dist. Unattended	0.07	0.01	
6	Madison	Madison Twp., Ohio	Dist. Unattended	0.14	0.01	
7	Mad River	Springfield, Ohio	Dist. Unattended	0.07	0.01	
8	Mantua	Mantua Twp., Ohio	Dist. Unattended	0.07	0.01	
9	Martin	Barberton, Ohio	Dist. Unattended	0.07	0.01	
10	McKnights	Springfield Twp., Ohio	Dist. Unattended	0.07	0.01	
11	Medina	Medina, Ohio	Dist. Unattended	0.07	0.01	
12	Medway	Bethel Twp., Ohio	Dist. Unattended	0.07	0.01	
13	Mill	N. Ridgeville, Ohio	Dist. Unattended	0.07	0.01	
14	Mill Creek	Ostander, Ohio	Dist. Unattended	0.14	0.01	
15	Milton Lake	Milton Lake, Ohio	Dist. Unattended	0.07	0.01	
16	Moore	Akron, Ohio	Dist. Unattended	0.14	0.01	
17	Moorefield	Moorefield Twp., Ohio	Dist. Unattended	0.07	0.01	
18	Morgan	Akron, Ohio	Dist. Unattended	0.02		
19	Murray	Elyria, Ohio	Dist. Unattended	0.14	0.01	
20	Navarre	Navarre, Ohio	Dist. Unattended	0.07	0.01	
21	Nevada	Boardman Twp., Ohio	Dist. Unattended	0.07	0.01	
22	Nimisila	Franklin Twp., Ohio	Dist. Unattended	0.07	0.01	
23	Noble	Akron, Ohio	Dist. Unattended	0.02		
24	North Hampton	Hampton Pike Twp., Ohio	Dist. Unattended	0.07	0.01	
25	Oakwood	Lorain, Ohio	Dist. Unattended	0.07		
26	Ontario	Mansfield, Ohio	Dist. Unattended	0.14	0.01	
27	Ordnance	Claridon Twp., Ohio	Dist. Unattended	0.04	0.01	
28	Osage	Akron, Ohio	Dist. Unattended	0.02		
29	Page	Streetsboro, Ohio	Dist. Unattended	0.07	0.01	
30	Park	Marion, Ohio	Dist. Unattended	0.04	0.01	
31	Petersburg	Springfield Twp., Ohio	Dist. Unattended	0.07		
32	Pidgeon	Perry Twp., Ohio	Dist. Unattended	0.14	0.01	
33	Pine	Akron, Ohio	Dist. Unattended	0.14	0.01	
34	Plattsburg	Harmony Twp., Ohio	Dist. Unattended	0.07	0.01	
35	Polk	Ashland, Ohio	Dist. Unattended	0.07	0.01	
36	Portage Lakes	Portage Lakes, Ohio	Dist. Unattended	0.07	0.01	
37	Quarry	Perkins Twp., Ohio	Dist. Unattended	0.07	0.01	
38	Randolph	Atwater Twp., Ohio	Dist. Unattended	0.07	0.01	
39	Ravenna	Ravenna, Ohio	Dist. Unattended	0.07		
40	Rayls	Greens Camp Twp., Ohio	Dist. Unattended	0.03	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1					1
22	1					2
53	4					3
14	1					4
33	2					5
22	1					6
22	1					7
17	2					8
28	2					9
29	3					10
35	3					11
10	1					12
22	1					13
14	1					14
11	1					15
20	1					16
25	2					17
13	2					18
28	2					19
14	1					20
47	3					21
21	2					22
13	2					23
14	1					24
11	1					25
28	2					26
13	2					27
14	2					28
45	2					29
28	2					30
11	1					31
42	2					32
58	3					33
11	1					34
11	1					35
28	2					36
22	1					37
14	1					38
13	2					39
11	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Redman	Elyria, Ohio	Dist. Unattended	0.07		
2	Richville	Perry Twp., Ohio	Dist. Unattended	0.07	0.01	
3	Ridgewood	Springfield, Ohio	Dist. Unattended	0.07	0.01	
4	Rittman	Rittman, Ohio	Dist. Unattended	0.07	0.01	
5	Rockaway	Springfield, Ohio	Dist. Unattended	0.07	0.01	
6	Rockhill	Alliance, Ohio	Dist. Unattended	0.07		
7	Rona	Bath Twp., Ohio	Dist. Unattended	0.07	0.01	
8	Rosemont	Bath Twp., Ohio	Dist. Unattended	0.14	0.01	
9	Ross	Wooster, Ohio	Dist. Unattended	0.02	0.01	
10	Ryan	Medina, Ohio	Dist. Unattended	0.14	0.01	
11	Salem	Salem, Ohio	Dist. Unattended	0.07	0.01	
12	Salem	Salem, Ohio	Dist. Unattended	0.07		
13	Sauer	Norwalk, Ohio	Dist. Unattended	0.07	0.01	
14	Shawville	Ridgeville Twp., Ohio	Dist. Unattended	0.07	0.01	
15	Sheffield	Sheffield Lake, Ohio	Dist. Unattended	0.07	0.01	
16	Sixth Street	Mansfield, Ohio	Dist. Unattended	0.07		
17	South Akron	Akron, Ohio	Dist. Unattended	0.02		
18	South Amherst	Amherst Twp., Ohio	Dist. Unattended	0.07	0.01	
19	Southeast	Alliance, Ohio	Dist. Unattended	0.07	0.01	
20	Southington	Southington Twp., Ohio	Dist. Unattended	0.07	0.01	
21	Spring Valley	Elyria, Ohio	Dist. Unattended	0.07	0.01	
22	Stoner	Akron, Ohio	Dist. Unattended	0.02		
23	Stoney	Hinckley Twp., Ohio	Dist. Unattended	0.14	0.01	
24	Stow	Stow, Ohio	Dist. Unattended	0.07	0.01	
25	Streetsboro	Streetsboro, Ohio	Dist. Unattended	0.07	0.01	
26	Strobel	Massillon, Ohio	Dist. Unattended	0.07	0.01	
27	Sumner	Akron, Ohio	Dist. Unattended	0.07	0.01	
28	Sweitzer	Akron, Ohio	Dist. Unattended	0.02		
29	Tallmadge	Tallmadge, Ohio	Dist. Unattended	0.02	0.01	
30	Terex	Hudson, Ohio	Dist. Unattended	0.14	0.01	
31	Thornton	Akron, Ohio	Dist. Unattended	0.02		
32	Tiger	Massillon, Ohio	Dist. Unattended	0.07	0.01	
33	Titus	Springfield Twp., Ohio	Dist. Unattended	0.07	0.01	
34	Tod	Lordstown Twp., Ohio	Dist. Unattended	0.14	0.01	
35	Treat	Aurora, Ohio	Dist. Unattended	0.07	0.01	
36	Trimble Rd.	Mansfield, Ohio	Dist. Unattended	0.07	0.01	
37	Tusc	Norton, Ohio	Dist. Unattended	0.14	0.01	
38	Twinsburg	Twinsburg, Ohio	Dist. Unattended	0.07	0.01	
39	Valley	Springfield, Ohio	Dist. Unattended	0.07	0.01	
40	Vienna	Vienna, Ohio	Dist. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
11	2					1
14	1					2
28	2					3
20	2					4
10	1					5
10	2					6
10	1					7
20	1					8
16	2					9
30	1					10
13	3					11
5	1					12
11	1					13
39	3					14
25	2					15
11	1					16
29	3					17
14	1					18
17	1					19
11	1					20
23	2					21
14	3					22
30	1					23
50	3					24
21	2					25
33	2					26
25	2					27
11	2					28
21	2					29
50	2					30
14	2					31
36	2					32
22	1					33
16	2					34
22	1					35
16	2					36
60	2					37
15	2					38
28	2					39
14	1					40

Name of Respondent Ohio Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Villa	Moorefield Twp., Ohio	Dist. Unattended	0.07	0.01	
2	Vincent	Sheffield Twp., Ohio	Dist. Unattended	0.07	0.01	
3	Wakeman	Wakeman Twp., Ohio	Dist. Unattended	0.07	0.01	
4	Washington	Lorain, Ohio	Dist. Unattended	0.07	0.01	
5	West Akron	Bath Twp., Ohio	Dist. Unattended	0.14	0.01	
6	West Medina	Medina, Ohio	Dist. Unattended	0.14	0.01	
7	West Richfield	Richfield, Ohio	Dist. Unattended	0.07	0.01	
8	Westville	Knox Twp., Ohio	Dist. Unattended	0.07	0.01	
9	Wickliffe (New)	Austintown Twp., Ohio	Dist. Unattended	0.14	0.02	
10	Wickliffe	Austintown Twp., Ohio	Dist. Unattended	0.07		
11	Willow Creek	Black River Twp., Ohio	Dist. Unattended	0.07	0.01	
12	Wilmer	Sandusky, Ohio	Dist. Unattended	0.07	0.01	
13	Winckles	Elyria, Ohio	Dist. Unattended	0.07		
14	Wirt Street	Youngstown, Ohio	Dist. Unattended	0.02		
15	Wood Street	Youngstown, Ohio	Dist. Unattended	0.02		
16	Woodford Ave.	Elyria, Ohio	Dist. Unattended	0.07	0.01	
17	Wyoga	Northampton	Dist. Unattended	0.07	0.01	
18	Zane	East Palestine, Ohio	Dist. Unattended	0.07	0.01	
19	Zedaker	Youngstown, Ohio	Dist. Unattended	0.07		
20						
21	Tot. Distribution Substations - 10,000 kva & Over					
22						
23	Distribution Substations - Under 10,000 kva					
24						
25	02 Substation(s)		Dist. Unattended	0.14	0.01	
26	01 Substation(s)		Dist. Unattended	0.07	0.03	
27	24 Substation(s)		Dist. Unattended	0.07	0.01	
28	17 Substation(s)		Dist. Unattended	0.07		
29	02 Substation(s)		Dist. Unattended	0.03	0.01	
30	08 Substation(s)		Dist. Unattended	0.03		
31	04 Substation(s)		Dist. Unattended	0.02	0.01	
32	31 Substation(s)		Dist. Unattended	0.02		
33	01 Substation(s)		Dist. Unattended	0.01		
34						
35	Tot. Distribution Substations					
36						
37	Tot. Transmission and Distribution Substations					
38						
39	Tot. All Substations					
40						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
22	1					1
14	1					2
11	1					3
28	2					4
74	3					5
22	1					6
11	1					7
14	1					8
47	1					9
10	2					10
28	2					11
14	1					12
19	2					13
13	2					14
13	4					15
14	1					16
14	1					17
11	1					18
17	2					19
						20
4381	340	1				21
						22
						23
						24
15	2	2				25
5	1					26
149	27					27
91	17					28
14	2					29
45	8					30
53	6					31
130	44					32
8	1					33
						34
4941	448	3				35
						36
6728	504	4		2	40	37
						38
12291	529	9		2	40	39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426 Line No.: 16 Column: f

Ohio Edison Company (OE) shares ownership of certain substation structures and equipment serving jointly owned power plants with its subsidiary, Pennsylvania Power Company (PP), Cleveland Electric Illuminating Company (CEI) and Toledo Edison Company (TE) as follows:

Plant	Line	OE%	PP%	CEI%	TE%
B Mansfield #1	1	60.00	33.50	6.50	-
B Mansfield #2	1	43.06	9.36	30.28	17.30
B Mansfield #3	1	49.34	6.28	24.47	19.91
Beaver Valley #1	2	35.00	65.00	-	-
Beaver Valley #2	3	41.88	13.74	24.47	19.91
Edgewater	6	86.00	14.00	-	-
Mad River	7	85.60	14.40	-	-
Perry	8	30.00	5.24	44.85	19.91
W. H. Sammis #7	12	48.00	20.80	31.20	-

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in MVa) (d)
1	Number at Beginning of Year	1,021,743	286,014	10,244
2	Additions During Year			
3	Purchases	33,104	7,052	353
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	33,104	7,052	353
6	Reductions During Year			
7	Retirements	13,963	1,546	41
8	Associated with Utility Plant Sold		513	64
9	TOTAL Reductions (Enter Total of lines 7 and 8)	13,963	2,059	105
10	Number at End of Year (Lines 1 + 5 - 9)	1,040,884	291,007	10,492
11	In Stock	29,945	7,073	460
12	Locked Meters on Customers' Premises	11,305		
13	Inactive Transformers on System		1,400	51
14	In Customers' Use	999,425	282,534	9,981
15	In Company's Use	209		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	1,040,884	291,007	10,492

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 14 Column: b

The "In Customer Use" data was adjusted in order to reconcile the total meters with the meters purchased and retired.

Schedule Page: 429 Line No.: 14 Column: c

The "In Customer Use" data was adjusted in order to reconcile total transformers with the transformers purchased and retired.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.

2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.

3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.

4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).

6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	82,226			962,466,541	962,466,541
2	Water Pollution Control Facilities	4,100	-33,096		222,582,928	222,582,928
3	Solid Waste Disposal Costs				134,341,128	134,341,128
4	Noise Abatement Equipment				1,809,636	1,809,636
5	Esthetic Costs				8,449,458	8,449,458
6	Additional Plant Capacity				8,463,744	8,463,744
7	Miscellaneous (Identify significant)				2,257,406	2,257,406
8	TOTAL (Total of lines 1 thru 7)	86,326	-33,096		1,340,370,841	1,340,370,841
9	Construction Work in Progress	18,962,702			38,550,851	38,550,851

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	36,790,182	36,790,182
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	30,608,864	30,608,864
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	11,912,476	11,912,476
6	Difference in Cost of Environmentally Clean Fuels	8,009,384	8,009,384
7	Replacement Power Costs	7,864,904	1,139,756
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	95,185,810	88,460,662

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Ohio Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

Engineers' cost estimates were used for those facilities where actual production costs were not available. Expenses for lines 2 through 10 are not available from the operating companies of the Beaver Valley and Perry Power Plants.

Schedule Page: 431 Line No.: 11 Column: c

See above note.

INDEX

INDEX (continued)

Schedule	Page No.

G-12

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)		
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____	
Item 2: [ ] An Original Signed Form	OR [X] Conformed Copy	

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1: ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

TO
THE PUBLIC UTILITIES COMMISSION OF OHIO

Exact Legal Name of Respondent (Company)	Year of Report
Cleveland Electric Illuminating Company, The	Dec. 31, 2000

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds one of the following:

(1) one million megawatt hours of total annual sales,

(2) 100 megawatt hours of annual sales for resale,

(3) 500 megawatt hours of annual power exchanges delivered, or

(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
838 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules ________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
						3
6,777,301		564,834				4
						5
						6
-468		2,000,415				7
						8
						9
						10
790,654		872,050			87,378	11
						12
						13
						14
499,089		-202,887				15
						16
						17
						18
		191,589			-188,693	19
						20
						21
						22
786,863	1,327,582				-572,006	23
						24
8,853,439	1,327,582	3,426,001			-673,321	25
						26
						27
						28
						29
3,644		2,010				30
						31
3,644		2,010				32
						33
						34
						35
						36
						37
						38
						39
						40
174,387,407	55,408,898	315,418,179			2,625,028	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	Local:					
2	Ohio Real & Pers. Property					
3	1997	16,024,537			16,024,537	
4	1999	121,753,041		-2,107	106,060,559	
5	2000			129,172,084		
6						
7	Subtotal	137,777,578		129,169,977	122,085,096	
8						
9	Miscellaneous:					
10	Ohio Franchise - Misc.					
11	2000					
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	169,467,657	52,283,688	318,043,207	316,248,667	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
17,115,731		92,249,486			5,516,940	2
						3
						4
						5
		-17,882				6
						7
						8
						9
		-945			3,809	10
						11
						12
						13
1,239,082		11,375,243			-3,626,342	14
						15
						16
						17
2		77,562			-19,588	18
						19
18,354,815		103,683,464			1,874,819	20
						21
						22
						23
						24
	54,081,316	79,709,421				25
						26
						27
						28
2		-180,221			280,961	29
						30
						31
						32
2,313,048		133,706			617,444	33
						34
						35
						36
		-1,054				37
						38
2,313,050	54,081,316	79,661,852			698,405	39
						40
174,387,407	55,408,898	315,418,179			2,625,028	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	State - Pennsylvania:					
2	PURTA					
3	1999	5,814,795				
4	2000			564,834	-397,672	
5						
6	Real & Pers. Property					
7	2000			2,000,415	2,000,883	
8						
9	Corporate Net Income Tax					
10	1999	992,795		-955,058	37,737	
11	2000			1,914,486	1,123,832	
12						
13	Corporate Franchise Tax					
14	1999	1,231,168		-673,514	557,654	
15	2000			470,627	-28,462	
16						
17	PA Unemployment Tax					
18	1999	-412		412		
19	2000			2,484	2,484	
20						
21	Property Taxes - Swap					
22	1999	31,287				
23	2000			-572,006		
24						
25	Subtotal	8,069,633		2,752,680	3,296,456	
26						
27	State - West Virginia:					
28	Franchise Tax					
29	1999	1,999				
30	2000			2,010	365	
31						
32	Subtotal	1,999		2,010	365	
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	169,467,657	52,283,688	318,043,207	316,248,667	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Federal:					
2	Income	19,827,295		97,766,426	100,477,990	
3						
4	Excise Tax					
5	1999	19,114		-19,114		
6	2000			1,232	1,232	
7						
8	Highway Use Tax					
9	1999		164	164		
10	2000			2,700	2,700	
11						
12	FICA					
13	1999	1,370,553			1,370,553	
14	2000			7,748,901	6,509,819	
15						
16	Federal Unemployment Tax					
17	1999	61,183			61,183	
18	2000			57,974	57,972	
19						
20	Subtotal	21,278,145	164	105,558,283	108,481,449	
21						
22	State - Ohio:					
23	Excise Tax					
24	1999		52,283,524		52,283,524	
25	2000			79,709,421	29,223,689	
26						
27	Ohio Unemployment Tax					
28	1999	13,009			13,009	
29	2000			100,740	100,738	
30						
31	Sales & Use Tax					
32	1999	2,323,087				
33	2000			751,150	761,189	
34						
35	IFTA & Motor Fuel Use					
36	1999	4,206		-4,206		
37	2000			3,152	3,152	
38						
39	Subtotal	2,340,302	52,283,524	80,560,257	82,385,301	
40						
41	TOTAL	169,467,657	52,283,688	318,043,207	316,248,667	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	36,020,189
2		
3		
4	Taxable Income Not Reported on Books	
5	Contribution in Aid of Construction	5,452,231
6	Sale of Emission Allowances	636,897
7	Dividend Income	413,874
8	Other	369,101
9	Deductions Recorded on Books Not Deducted for Return	
10	Federal Income Tax - Current Liability	100,921,138
11	Depreciation - Excess of Book Over Tax	286,961,975
12	Nuclear Fuel Depletion	37,216,730
13	Other	34,156,270
14	Income Recorded on Books Not Included in Return	
15	Amortization Of Bruce Mansfield Sale/Leaseback Gain	-15,181,512
16	Pension Expense	-11,101,260
17	Deferred Fuel	-18,825,399
18	Other	-16,460,003
19	Deductions on Return Not Charged Against Book Income	
20	Sale/Leaseback Payments - Excess of Tax Over Book	-9,752,213
21	Decommissioning Deduction	-9,774,082
22	MACRS/ACRS Retired Property	-3,000,000
23	Capitalized Overheads	-3,896,476
24	Accrued Vacation	-3,484,739
25	Removal Costs	-3,029,355
26	Other	-4,154,400
27	Federal Tax Net Income	403,488,966
28	Show Computation of Tax:	
29	Net Liability @ 35%	141,221,138
30	Alternative Minimum Tax Credit	-40,300,000
31	Federal Income Tax Provided for Books	100,921,138
32		
33		
34		
35		
36		
37		
38		
39	Basis Of Allocation: Federal income tax liability is allocated on the	
40	basis of each member's United States Federal tax liability. The total	
41	Federal income tax liability of each member will be no more than if it	
42	were to file separate returns. This is in accordance with S.E.C. Rule	
43	U-45(b)(6) as amended, Internal Revenue Code Section 1552 and Treasury	
44	Regulation 1.1502-33(d)(2)(i).	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 13 Column: b

Particulars (Details) (a)	Amount (b)
Federal Income Tax - Adjustment for Prior Period	(104,479)
State Income Tax - Adjustment for Prior Period	(955,058)
Current Tax - ATSI Gain	2,563,985
Amortization of Investment Tax Credit	(17,120,391)
Deferred Income Taxes	(90,058,905)
Penalties	524
Amortization of Sale/Leaseback Costs	739,860
Amortization of Carrying Charges	4,157,232
BM/BV S/L - PUCO Deferred	9,917,580
Civic and Political Activities	1,134,000
Amortization of Customer Receivable	42,337,584
Meal Expense	136,500
Deferred Compensation Expense	6,166,140
Long & Short Term Disability	118,860
Vacation Adjustment - FICA	498,929
Property Tax Expense - 92 Rates	2,558,400
ESOP Expense	4,081,104
Injuries and Damages	1,355,623
Asbestos Removal	400,000
Savings Plan - Minimum Contribution	500,000
Interest Capitalized UCR	2,380,200
Deferred Nuclear Expenses	10,343,027
Bad Debt Provision	1,921,886
Bond Interest Levelized	326,620
Incentive Compensation	161,484
Net Gain/Loss on Early Redemption of Debt	4,776,868
DOE Decontamination & Decommissioning	361,276
Amortization of Premium/Discount on Debt	23,386,548
Property Taxes	8,411,076
Postretirement Benefit	13,659,797
Total	34,156,270

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
08/26/1997	08/01/2020	08/26/1997	08/01/2020		1,020,750	1
						2
06/09/1998	05/01/2028	06/09/1998	05/01/2028	5,993,376	322,144	3
10/01/1998	10/01/2030	10/01/1998	10/01/2030	46,300,000	2,129,800	4
10/01/1998	10/01/2030	10/01/1998	10/01/2030	23,255,000	1,023,220	5
10/01/1998	10/01/2030	10/01/1998	10/01/2030	23,255,000	1,069,730	6
10/01/1998	10/01/2030	10/01/1998	10/01/2030	12,085,000	555,910	7
						8
07/07/1999	06/15/2033	07/07/1999	06/15/2033	27,700,000	1,545,660	9
						10
05/30/1991	06/01/2001	05/30/1991	06/01/2001	15,000,000	1,380,000	11
08/15/1991	08/16/2021	08/15/1991	08/16/2021	7,500,000	714,000	12
08/15/1991	08/15/2001	08/15/1991	08/15/2001	5,000,000	452,500	13
10/24/1991	11/01/2001	10/24/1991	11/01/2001	15,000,000	1,302,000	14
11/15/1991	11/15/2001	11/15/1991	11/15/2001	3,000,000	256,200	15
11/15/1991	11/15/2001	11/15/1991	11/15/2001	5,000,000	427,500	16
11/15/1991	11/15/2001	11/15/1991	11/15/2001	3,500,000	299,600	17
06/18/1997	07/01/2000	06/18/1997	07/01/2000		6,291,250	18
06/18/1997	07/01/2004	06/18/1997	07/01/2004	280,000,000	21,476,000	19
06/18/1997	07/01/2007	06/18/1997	07/01/2007	120,000,000	8,556,000	20
						21
07/08/1992	07/30/2002	07/08/1992	07/30/2002	28,000,000	2,276,400	22
07/29/1992	07/30/2002	07/29/1992	07/30/2002	5,000,000	392,500	23
03/04/1993	03/03/2003	03/04/1993	03/03/2003	10,000,000	775,000	24
03/05/1993	03/05/2003	03/05/1993	03/05/2003	5,000,000	387,500	25
03/11/1993	08/01/2001	03/11/1993	08/01/2001	10,000,000	742,000	26
06/01/2000	08/01/2020	06/01/2000	08/01/2020	47,500,000	1,502,377	27
09/13/1990	12/31/2013	09/13/1990	12/31/2013		326,620	28
				1,693,248,376	[illegible]6,468,844	29
						30
						31
						32
[redacted]				2,563,248,376	199,287,594	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256.1 Line No.: 29 Column: h

Account 224 - Changes to this account were due to debt retired, or transferred as follows:

	Series	Outstanding
Remarketed to new bank	Var % Due 2020	$47,500,000
	7.00% Due 2009 - B	(15,000)
	7.00% Due 2009 - C	(15,000)
Remarketed to new bank	Var % Due 2020	(47,500,000)
	7.19% Due 2000	(175,000,000)
		(175,030,000)

Schedule Page: 256.1 Line No.: 31 Column: a

Change in Account 221/224 due to debt retired prior to maturity

Series	Outstanding
Var% Due 2020	(47,500,000)

During the year, a Pollution Control Bond was retired prior to maturity. Various unamortized costs from Ferc 181 were transferred to Ferc Account 189, "Unamortized Loss on Reacquired Debt".

Series	Ferc 181 Issue Cost	Ferc 226 Discount	Premium Paid	Ferc 189 Total Loss
8.10% Due 2023	576,781	-0-	-0-	576,781

Schedule Page: 256.1 Line No.: 32 Column: a

Ferc 427 Allocation Details:

	Amount
Ferc Page 257.1 Total Line 33 Column (i)	199,287,594
Other Interest	156,001
	199,443,595

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16 Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
06/23/1993	06/01/2003	06/23/1993	06/23/2003	100,000,000	7,375,000	2
05/15/1995	05/15/2005	05/15/1995	05/15/2005	300,000,000	28,500,000	3
						4
08/05/1992	08/01/2002	08/05/1992	08/01/2002	195,000,000	14,868,750	5
						6
10/11/1998	10/01/2008	10/01/1998	10/01/2008	125,000,000	8,575,000	7
02/22/1993	01/01/2023	02/22/1993	01/01/2023	150,000,000	13,500,000	8
						9
				870,000,000	72,818,750	10
						11
						12
						13
10/23/1997	11/01/2009	10/23/1997	11/01/2009	150,000,000	11,145,000	14
10/23/1997	11/01/2017	11/23/1997	11/01/2017	300,000,000	23,640,000	15
09/01/1979	09/01/2009	09/01/1979	09/01/2009	910,000	64,488	16
09/01/1979	09/01/2009	09/01/1979	09/01/2009	910,000	64,488	17
						18
5/01/1995	05/02/2025	05/01/1995	05/02/2025	53,900,000	4,109,875	19
07/15/1995	07/15/2025	07/15/1995	07/15/2025	45,150,000	3,644,922	20
03/01/1988	03/01/2015	03/01/1988	03/01/2015	39,835,000	1,889,860	21
03/01/1988	03/01/2018	03/01/1988	03/01/2018	72,795,000	3,219,850	22
10/01/1994	10/01/2023	10/01/1994	10/01/2023	46,100,000	3,688,000	23
08/01/1995	08/01/2025	08/01/1995	08/01/2025	40,900,000	3,149,300	24
08/01/1995	08/01/2025	08/01/1995	08/01/2025	2,900,000	223,300	25
05/15/1992	12/31/2013	05/15/1992	12/31/2013	78,700,000	6,296,000	26
						27
02/09/1993	07/01/2023	02/09/1993	07/01/2023	30,000,000	2,055,000	28
						29
08/26/1997	08/01/2020	08/26/1997	08/01/2020	54,600,000	3,330,600	30
08/26/1997	08/01/2020	08/26/1997	08/01/2020	15,900,000	969,900	31
08/26/1997	08/01/2020	08/26/1997	08/01/2020	62,560,000	3,753,600	32
[illegible]				2,563,248,376	199,287,594	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	5.00% OH Air 2020	47,500,000	605,006
2			
3	5.375% Series due 2028	5,993,376	135,354
4	4.60% Series A due 2030	46,300,000	377,109
5	4.40% Series A due 2030	23,255,000	272,409
6	4.60% Series A due 2030	23,255,000	272,326
7	4.60% Series B due 2030	12,085,000	275,022
8			
9	5.80% Perry Water Series A Due 2033 (98-1162-EL-AIS) 09-24-98	27,700,000	327,313
10			
11	9.20% Series due 2001	15,000,000	118,062
12	9.25% Series due 2021	7,500,000	70,837
13	9.05% Series due 2001	5,000,000	39,354
14	8.68% Series due 2001	15,000,000	118,062
15	8.54% Series due 2001	3,000,000	23,612
16	8.55% Series due 2001	5,000,000	39,355
17	8.56% Series due 2001	3,500,000	27,548
18	7.19% BM Series due 2000 SLOB	175,000,000	3,588,693
19	7.67% Series due 2004 SLOB	280,000,000	6,599,580
20	7.13% Series due 2007 SLOB	120,000,000	6,037,753
21			
22	8.13% Series due 2002	28,000,000	218,206
23	7.85% Series due 2002	5,000,000	39,105
24	7.75% Series due 2003	10,000,000	76,832
25	7.75% Series due 2003	5,000,000	38,416
26	7.42% Series due 2003	10,000,000	146,275
27	Var% Series due 2020	47,500,000	286,227
28	Levelized Annual Interesr Expense Blended Rate Calculation		
29	Subtotal	1,915,928,376	43,446,154
30			
31	Note to Instruction 9 [redacted]		
32	Note to Instruction 15 (FERC 427 Interest Expenses Details) [redacted]		
33	TOTAL	2,835,928,376	57,730,826

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221 FIRST MORTGAGE BONDS		
2	7 3/8% Series due 2003	100,000,000	810,949
3	9 1/2% Series due 2005-B	300,000,000	6,285,158
4			576,000 D
5	7.625% Series due 2002	245,000,000	1,965,047
6			490,000 D
7	6.86% Series due 2008	125,000,000	1,557,868
8	9.00% Series due 2023	150,000,000	1,489,650
9			1,110,000 D
10	SUBTOTAL	920,000,000	14,284,672
11			
12	ACCOUNT 224 OTHER LONG-TERM DEBT		
13			
14	7.43% Series due 2009	150,000,000	3,400,212
15	7.88% Series due 2017	300,000,000	6,800,424
16	7.00% Series due 2009-B	1,000,000	24,733
17	7.00% Series due 2009-C	1,000,000	24,733
18			-309,000 P
19	7 5/8% Series due 2025	53,900,000	1,117,755
20	7 3/4% Series due 2025	45,150,000	875,538
21	Var. % Series due 2015-A	39,835,000	653,311
22	Var. % Series due 2018	72,795,000	1,143,085
23	8.00% Series due 2023	46,100,000	1,025,018
24	7.7% Series due 2025	40,900,000	857,068
25	7.7% Series due 2025	2,900,000	61,833
26	8.00% Series due 2013	78,700,000	3,671,590
27			1,970,648 D
28	6.85% Series due 2023	30,000,000	509,070
29			192,900 D
30	6.10% OH Water Air 2020	54,600,000	695,438
31	6.10% OH Air 2020	15,900,000	202,518
32	6.00% OH Air 2020	62,560,000	796,824
33	TOTAL	2,835,928,376	57,730,826

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Account 210:	
2		
3	Balance at 1/1/00 and 12/31/00 - no activity during the year	836,246
4		
5	Subtotal - Balance at 12/31/00	836,246
6		
7		
8		
9	Account 211:	
10		
11	Balance at 1/1/00 and 12/31/00 - no activity during the year	83,118,290
12		
13	Subtotal - Balance at 12/31/00	83,118,290
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	83,954,536

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Account 214:	
2		
3	Common Stock:	
4	Balance 1/1/00 and 12/31/00 - no activity during the year	396,474
5		
6		
7	Preferred Stock:	
8	Balance 1/1/00 and 12/31/00 - no activity during the year	
9	Series L	131,177
10	Series Q	432,737
11	Series R	491,174
12	Series S	50,226
13	Series T	290,867
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	1,792,655

Name of Respondent Cleveland Electric Illuminating Co. (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
79,590,689	1,243,104,496					1
						2
79,590,689	1,243,104,496					3
						4
						5
500,000	50,000,000					6
450,000	45,070,650					7
80,000	8,000,000					8
474,000	46,404,600					9
10,716	10,716,000					10
50,000	50,000,000					11
36,500	35,760,000					12
200,000	96,850,000					13
						14
						15
						16
						17
1,801,216	342,801,250					18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Schedule Page: 250 Line No.: 5 Column: a

Series on lines 6, 7, 9 and 13 are listed on the New York Stock Exchange. Series on lines 8 and 10 through 12 are not listed.

Name of Respondent	This Report is: (1) X An Original (2) __ A Resubmission	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)		/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: b

	Balance at Beginning of Year (b)	Balance at End of Year (c)
Line 7 Electric - Other:		
FAS 109	32,883,783	32,649,102
Injuries and Damages	(393,899)	83,107
Gain on Sale/Leaseback	88,402,357	79,658,791
S/L Lease Payments	35,321,561	36,242,590
Vacation Accrual	4,995,320	3,291,736
Beta Drive Lab Lease	834,525	876,122
CSU Settlement	217,119	217,119
Bad Debt Reserve	(222,670)	453,588
Non Qual Decomm Trust Interest Income	136,894	158,248
Other Taxes	2,701,903	2,265,315
Removal Cost	293,667	1,354
Inventory Write-off	1,656,706	820,627
Capitalized Items	1,282,044	2,359,701
Refueling Outage Accrual	861,356	894,093
Health Benefits	3,632,079	0
Dump Site Clean-up Costs	1,763,061	1,483,760
AMT	71,129,996	27,115,021
Supp Exec Retirement Program/ Def Comp	2,391,382	6,739,294
UCR-Capitalized Overheads Interest	618,629	2,853
Nuclear Fuel Disposal DOE Refund	170,855	170,855
Investment Tax Credit	43,988,285	36,635,770
Perry & Beaver Valley O&M Cost	168,876	0
Excise Tax	288,327	117,740
Property Tax Variance	0	8,946,267
Health Benefits - FAS 106	19,053,671	27,217,186
Demand Side Management	313,904	293,524
Amotization of CRG Carrying Charges	3,411,473	0
Amotization Premium Discount Debt	1,587,698	6,672,981
Market Revaluation	721,743	985,186
Severence Estimate	10,726,295	10,726,295
Miscellaneous	5,303,081	1,377,336
Total	334,240,021	288,455,561

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years f , both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	105,000,000		
2				
3	Total Common Stock	105,000,000		
4				
5	Preferred Stock (Account 204)			
6	$7.40 Series A Cumulative	500,000		101.00
7	$7.56 Series B Cumulative	450,000		102.26
8	$7.35 Series C Cumulative	250,000		101.00
9	Adj. Rate Series I Cumulative (7.00% avg.)	500,000		100.00
10	$91.50 Series Q Cumulative	75,000		1,000.00
11	$88.00 Series R Cumulative	50,000		
12	$90.00 Series S Cumulative	75,000		
13	$42.40 Series T Cumulative	200,000		500.00
14	Undesignated as to series	1,900,000		
15				
16	Preference Stock (Account 204)	3,000,000		
17				
18	Total Preferred Stock	7,000,000		
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 233 Line No.: 1 Column: d

Financing Related Costs

Account Charged	Amount
426.50	$166,134
507.10	95,688
	$261,822

Schedule Page: 233 Line No.: 5 Column: d

Materials Under Consignment

Account Charged	Amount
253.00	$5,008,876
154.00	1,877,013
	$6,885,889

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Nuclear Fuel Disposal	1,581,459	1,450,558
3	Nuclear Plant Decommissioning	6,801,153	5,486,257
4	Deferred Fuel - Rule 21		
5	Pension and Rightsizing Costs	-5,460,558	-9,366,781
6			
7	Other	334,240,021	288,455,561
8	TOTAL Electric (Enter Total of lines 2 thru 7)	337,162,075	286,025,595
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	-	680,714	680,714
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	337,842,789	286,706,309

Notes

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Perry # 1 - Deferred Expenses				
2	(Amortized as Costs are Recovered from Customers)		407.30	3,930,990	96,461,235
3					
4	Beaver Valley # 2 - Deferred Expenses				
5	(Amortized as Costs are Recovered from Customers)		407.30	6,886,660	172,067,995
6					
7	Deferred Fuel Expense		501.10	-9,770,399	
8					
9	Customer Receivable for Future Income Taxes		283.00	3,775,596	
10	(Amortized as Costs are Recovered from Customers)		407.30	92,071,554	719,182,522
11					
12	AFUDC Recoverable from PUCO				
13	Jurisdictional Customers				
14	(Amortized as Costs are Recovered from Customers)		407.30	1,844,974	11,505,494
15					
16	DOE - Decontamination & Decommissioning				
17	(Amortized as Costs are Recovered from Customers)		518.10	846,376	9,308,359
18					
19	Rate Stabilization Program - 1992				
20	(Amortized as Costs are Recovered from Customers)		407.30	8,238,552	205,277,010
21					
22	Employee Postretirement Benefit Cost				
23	(Amortize 12/95 through 11/2012)		407.30	3,898,151	46,452,971
24					
25	Emission Allowance Inventory Carrying Charges		421.30	22,570	
26					
27	Forward Refunding				
28	(Amortized as Costs are Recovered from Customers)		427.10	326,620	4,479,002
29					
30	Deferred Fuel for Unbilled Revenues		501.10	-9,055,000	
31					
32	Sale and Leaseback Costs				
33	(Amortized as Costs are Recovered from Customers)		407.30	9,917,580	99,198,199
34					
35	Perry # 1 Deferred O & M, Nuclear Disposal		101.10	24,308,267	
36	and Insurance Cost Pre 11/17/87		108.12	-6,356,400	
37					
38	Generating Asset Impairment				
39	(Amortized as Costs are Recovered from Customers)	1,127,844,622			1,1[illegible],844,622
40					
41	Transition Costs				
42	(Amortized as Costs are Recovered from Customers)	2,562,508			2,562,508
43					
44	TOTAL	1,130,407,130		130,886,091	2,494,339,917

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Financing Related Costs	1,858,897		footnote	261,822	1,597,075
2						
3	DB & PY Nuclear Fuel Prop Tax	3,606,416	2,593,833	518.10	2,647,946	3,552,303
4						
5	Materials Under Consignment	23,721,018	21,837,685	footnote	6,885,889	38,672,814
6						
7	A/R Sales Suspense - Financing	-48,216,445	132,708,495	173.00	75,101,471	9,390,579
8						
9	Mingo Logan Mine Closing Costs	567,732		501.10	206,448	361,284
10						
11	Ohio Real & Personal Prop Tax	132,643,227		253.00	68,413,504	64,229,723
12						
13	Church Square Mall Agreement	66,887		418.04	10,296	56,591
14						
15	GE Settlement Discount		542,200			542,200
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	615,460	[redacted]			-599,595
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	114,863,192	[redacted]			117,802,974

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002 No. (f)	2002 Amt. (g)	2003 No. (h)	2003 Amt. (i)	Future Years No. (j)	Future Years Amt. (k)	Totals No. (l)	Totals Amt. (m)	Line No.
70,265.00		70,265.00		[redacted]		353,992.00	922,619	1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
								8
						10,000.00	1,214,300	9
								10
								11
								12
								13
								14
						10,000.00	1,214,300	15
[redacted]								16
								17
						84,690.00	1,522,342	18
[redacted]								19
								20
[redacted]								21
								22
						67,849.00	711,588	23
								24
								25
								26
								27
						67,849.00	711,588	28
70,265.00		70,265.00				211,453.00	-97,011	29
[redacted]								30
								31
								32
								33
							8,676,542	34
								35
[redacted]								
1,972.00		1,972.00		[redacted]		7,888.00		36
								37
								38
				1,972.00		3,944.00		39
1,972.00		1,972.00		-1,972.00		3,944.00		40
[redacted]								41
								42
								43
				1,972.00	98,567	3,944.00	197,133	44
					98,567		197,133	45
								46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 1 Column: j

The EPA allocates 70,265 per year through 2009 and in 2010 the EPA allotment changes to 69,378 per year until the end of the program.

Schedule Page: 228 Line No.: 23 Column: a

Summary of 2000 Emission Allowance Sales and Transfers:

Company	# of Emission Allowances	Dollars
American Electric Power	16,247	104,956
PG&E Energy Trading	5,000	32,200
Arizona Public Service	20,000	128,800
Edison Mission Financial	10,000	64,400
Duke Energy	10,000	64,400
Enron North America Corp.	6,243	316,832
Swap BMP 1 to PP General	15	0
Swap BMP 2 to PP General	344	0
	------	--------
	67,849	711,588

Schedule Page: 228 Line No.: 36 Column: j

The EPA is withholding 1,972 emission allowances for auction through the year 2009 and in 2010 the EPA is withholding 1,969 emission allowances for auction until the end of the program.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	9,784,105	3,019,188	Electric
2	Fuel Stock Expenses Undistributed (Account 152)	442,588	91,518	Electric
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	26,030,153	21,724,409	Electric
8	Transmission Plant (Estimated)	372,829	273,997	Electric
9	Distribution Plant (Estimated)	657,290	483,050	Electric
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	27,060,272	22,481,456	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	1,084,800	544,200	Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	38,371,765	26,136,362	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2001 No. (d)	2001 Amt. (e)
1	Balance-Beginning of Year	143,197.00	922,619	70,265.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9	Enron North America Corp.	10,000.00	1,214,300		
10					
11					
12					
13					
14					
15	Total	10,000.00	1,214,300		
16					
17	Relinquished During Year:				
18	Charges to Account 509	84,690.00	1,522,342		
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23	Grand Total of Sales	67,849.00	711,588		
24					
25					
26					
27					
28	Total	67,849.00	711,588		
29	Balance-End of Year	658.00	-97,011	70,265.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains		8,676,542		
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	1,972.00		1,972.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	1,972.00			
40	Balance-End of Year			1,972.00	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	1,972.00	98,566		
45	Gains		98,566		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		10		3
8,085,002	-4,943,927	4,518,009		4
	-72,791,073	49,789,954		5
				6
8,085,002	-77,735,000	54,307,973		7
				8
				9
				10
		2,663,653		11
21,352	-13,025	44,884		12
				13
21,352	-13,025	2,708,537		14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
8,106,354	-77,748,025	57,016,510		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Centerior Funding Corporation	05/31/96		
2				
3	Common Stock			10
4	Equity in Undistributed Subsidiary Earnings			1,376,934
5	Equity Advances			122,581,027
6				
7	Subtotal			123,957,971
8				
9	Toledo Edison Capital Corporation	06/30/97		
10				
11	Common Stock			2,663,653
12	Equity in Undistributed Subsidiary Earnings			36,557
13				
14	Subtotal			2,700,210
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 52,453,617		TOTAL	126,658,181

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1				
2				
3	Miscellaneous Land, Structures, Right of Way			
4	Lloyd-Jordan Trans Line structures on right-of-way	30,843		30,843
5	Juniper-East Trans Line - Land Northfield, Ohio	66,275		66,275
6	Eastlake Plant - Land: Eastlake, OHio	196,442		196,442
7	Painsville Twp. - Land	860,572		860,572
8	Galaxie Supply Line 132 KV	284,791		284,791
9	Juniper-Macedonia Line 345 KV	248,017		248,017
10	Eastlake Unit #5		4,759,773	4,759,773
11	Mansfield Unit #2		308,340	308,340
12	Sammis #7		6,369,444	6,369,444
13				
14	Surplus Right-of-Way Land			
15	Juniper-Canton Line 345 KV	386,603		386,603
16	Various Land, 132KV,	1,151,737		1,151,737
17	Perry-Macedonia Line 345 KV	1,080,601		1,080,601
18	Perry Hanna Project 345 KV	698,440		698,440
19				
20				
21				
22				
23				
24	Harding Substation	705,000		705,000
25				
26	Perry Unit #1 Land & Land Rights-Future Use.	207,415	2,988,377	3,195,792
27				
28				
29				
30	Eastlake Plant Common-Purchase land for scrubbers	1,269,106		1,269,106
31				
32				
33				
34				
35				
36				
37				
38				
39	Construction Work in Progress	530,651	-2,338	528,313
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	517,153		517,153
45	Minor Items-Other Nonutility Property	50,993		50,993
46	TOTAL	8,284,639	14,423,596	22,708,235

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 221 Line No.: 1 Column: c

Purchase (Sale) of generating unit ownership interests reflects the exchange of generating assets between Cleveland Electric Illuminating Company and Duquesne Light Company.

Also includes Construction Work in Progress
HP583 WE WR#667661 Lorain Road $(2,338)

Schedule Page: 221 Line No.: 3 Column: d

Included in Miscellaneous Land, Structures, Right of Way

Lloyd-Jordan Trans Line structures on right-of-way transferred from A/C 101 in 1972 and 1974. House & Building on Lloyd-Jordan ROW retired in 1997.

Juniper-East Trans Line - Land: 9 parcels in Northfield Ohio transferred from A/C 101 in 1978, sold .03927 acres in 1979, sold 25.6 acres in 1997.

Eastlake Plant - Land: Eastlake, OH., transferred parcels #6 and #7 from A/C 101 in 1966 and 1970.

Painsville Twp. - Land: transferred 232.7025 acres from A/C 105 in 1983.

Galaxie Supply Line 132 KV, 3.8 miles double circuit various municipalities, transferred in 1984.

Juniper-Macedonia Line 345 KV, various municipalities, additional circuit conductors transferred from A/C 105 in 1984

Schedule Page: 221 Line No.: 14 Column: d

Included in Miscellaneous Land, Structures, Right of Way

Surplus Right-of-Way Land: 345 KV Juniper-Canton Line, various municipalities, transferred from A/C 101 in 1984 Seven parcels adjusted to market value in 1997.
Land: 657.27 acres, various 132 KV and 345 KV lines, various municipalities, transferred A/C 101 in 1984. CPR reconciliation in 1997.

Surplus Right-of-Way Land: 345 KV Perry-Macedonia Line various municipalities, transferred from A/C 107 in 1987. Sold 8.66 acres in March 1997.

Surplus Right-of-Way Land: 345 KV Perry Hanna Project from A/C 105, 04/1994

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	2,802,034,806	2,785,563,147	16,471,659	
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	397,821,889	397,821,889		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	753,902	753,902		
6	Other Clearing Accounts	567,890	567,890		
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	399,143,681	399,143,681		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	27,173,875	27,173,875		
12	Cost of Removal	3,690,376	3,690,376		
13	Salvage (Credit)	3,616,341	3,616,341		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	27,247,910	27,247,910		
15	Other Debit or Cr. Items (Describe):	-1,688,867,086	-1,688,867,086		
16		-73,203		-73,203	
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,484,990,288	1,468,591,832	16,398,456	
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	753,623,100	739,712,106	13,910,994	
19	Nuclear Production	108,487,146	106,231,335	2,255,811	
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage	32,519,575	32,519,575		
22	Other Production	3,603,074	3,603,074		
23	Transmission	122,052,226	121,930,442	121,784	
24	Distribution	445,355,922	445,246,053	109,869	
25	General	19,349,247	19,349,247		
26	TOTAL (Enter Total of lines 18 thru 25)	1,484,990,290	1,468,591,832	16,398,458	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from The Illuminating Company to American Transmission Systems, Inc. for electric plant transferred in the amount of ($148,627,158). Also includes ($1,540,239,927) for the impairment of generating plant investment as a result of the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" for the Company's generation business effective with the approval by the Public Utilities Commission of Ohio of the Company's transition plan.

Name of Respondent	This Report is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218	Line No.: 1	Column: OH exp

Engineering and Supervision

(a) The actual time of employees devoted to the planning, design and supervision of construction projects, together with amounts paid for outside professional engineering services, is charged to such projects to the extent possible.

(b) Other actual time of employees devoted to the engineering of construction, together with amounts paid for outside professional engineering services, is accumulated in distributable construction work in progress (projects functionalized by transmission, distribution, etc.) by direct charges from payrolls, invoices, vouchers, etc. Each month such charges to the distributable projects are distributed to each construction project included in such functional group on the basis of a percentage of direct labor and material charges to each construction project, except that no distribution is made to projects which are direct purchases of equipment only.

(c) The portion of engineering and construction supervision salaries not specifically chargeable to projects covered in (a) and (b), together with clerical salaries and expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all construction projects on the basis of a percentage of labor charges.

(d) The amount of engineering and supervision so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers and other general employees who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to construction projects on the basis of payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to construction projects, on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects, which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total salaries and wages charged thereto.

(b) Each month the amount so charged is distributed pro rata to construction projects on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific construction projects are charged directly to such construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company engineering and Supervision	3,513,505
3	Engineering by Outside Companies	
4		
5	Federal and State Payrol Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	1,314,208
7		
8	General Administrative	
9	Salaries and Expenses	3,896,476
10	Benefit Costs and Payroll Taxes	578,955
11		
12	Pension and Benefit costs exclusive of amount related to salaries transferred from	
13	Administrative Expense	3,669,561
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	12,972,705

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

For construction overhead, refer to attached footnote.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalized AFUDC at a rate which is the lesser of the rate computed by applying the formula prescribed by FERC, which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the lower embedded cost of long-term debt rate during 2000. [illegible]

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D 2,668,732,862	66.13	d 7.92
4	Preferred Stock	P 400,400,000	9.92	p 8.35
5	Common Equity	C 966,616,251	23.95	c 12.59
6	Total Capitalization	4,035,749,113	100%	
7	Average Construction Work in Progress Balance	W 68,549,095		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 5.24

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 3.84

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 7.92
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Ashtabula 5 - 5AT01 - Western Coal Projects	318,191
2	Ashtabula 5 - 5AT05 - Fire Detect/Suppression	223,470
3	Ashtabula 5 - 5AT66 - Digital Fuel Tracking System Project	117,553
4	Beaver Valley - 5700V - Miscellaneous Projects	1,360,869
5	Beaver Valley - 5802V - Electronic Document Control	144,431
6	Beaver Valley - 5819V - Power Uprate Main Flow Meter	539,985
7	Beaver Valley - 5842V - 5% Nominal Uprate And Atmosphere	297,361
8	Beaver Valley - 599BV - Capital Assets	113,900
9	Beaver Valley - 599MV - Miscellaneous Nuclear Additions & Improvements	137,527
10	Beaver Valley 2 - 5812V - Simulator Upgrade	184,962
11	Davis-Besse - 570DB - Miscellaneous Projects	255,879
12	Davis-Besse - 599DB - Miscellaneous Nuclear (Blanket)	327,362
13	Davis-Besse - 5D007 - Replace Sirens/Poles	212,466
14	Davis-Besse - 5D012 - Plant Process Computer	352,079
15	Davis-Besse - 5D014 - Rerack Spent Fuel Pool	2,628,903
16	Davis-Besse - 5D040 - Caldon Feedwater Flow System	296,525
17	Davis-Besse - 5D400 - Provide For Facility Improvement	178,476
18	Eastern Region - 1801V - Distribution Line Capacitors	139,310
19	Eastern Region - 1900V - New Business	464,455
20	Eastern Region - 1905V - T&D Line Blanket	238,804
21	Eastern Region - 1907V - T&D Sub Blanket	149,200
22	Eastlake - 503EL - Miscellaneous Instrumentation	347,933
23	Eastlake - 505EL - Miscellaneous Motor Replacements	158,386
24	Eastlake - 599EL - Miscellaneous Eastlake Projects <100,000	142,840
25	Eastlake - 5EC02 - Western Coal Projects	120,641
26	Eastlake 1-5 - 5EC70 - Radial Stacker	1,292,049
27	Eastlake 2 - 5E201 - Unit 2 Controls	172,360
28	Eastlake 3 - 5E353 - Neural Net System	212,116
29	Eastlake 3 - 5K304 - NOX Compliance	480,554
30	Eastlake 4 - 5EC04 - Tripper Replacement	358,422
31	Eastlake 4 - 5EC10 - Fire Detection	335,204
32	Eastlake 5 - 5E503 - Controls Upgrade 500 System	2,093,206
33	Eastlake 5 - 5E506 - Economizer Horizontal RH Replacement	4,994,194
34	Eastlake 5 - 5E510 - Reheat Pendant	1,359,624
35	Eastlake 5 - 5E513 - Convection Pass	524,038
36	Eastlake 5 - 5E567 - SSH Inlet Pendant	2,947,755
37	Eastlake 5 - 5E569 - Waterwall Replacement	1,124,186
38	Eastlake 5 - 5E583 - Zero Emission Technology Project (Capital)	1,260,028
39	Eastlake 5 - 5EC11 - Air Compressor	409,487
40	Eastlake 5 - 5K501 - Unit 5 Outage-1999	699,591
41	Lake Shore - 5LS64 - Digital Fuel Tracking System Project	122,375
42	Mansfield - 5160M - Auxilliary Boiler C Explosion	205,774
43	TOTAL	66,904,091

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Mansfield 1 - 5138M - Install Scrubber Equipment	114,649
2	Mansfield 2 - 5131M - Install Security Equipment	484,048
3	Mansfield 3 - 5132M - Install Security Equipment	239,749
4	Mansfield 3 - 5148M - Install A,C,D,E, Reactor Header Module	320,904
5	Mansfield 3 - 599MM - Miscellaneous Production Additions & Improvements-$100,000 Less	342,180
6	Mansfield CF - 5089M - Gypsum Plant Piping	9,243,006
7	Northern Region - 1009N - West 117Th Road Widening	119,443
8	Northern Region - 1030N - Arcade Tower 11KV Service	134,879
9	Northern Region - 1045N - Center Ridge Road Rebuild	140,631
10	Northern Region - 1066N - N & S Cloggsville By-Pass	108,253
11	Northern Region - 1074N - Cedar Road Widening Project	124,547
12	Northern Region - 1082N - 4 KV Substation Grounding Program	241,615
13	Northern Region - 1900N - New Business	6,356,350
14	Northern Region - 1901N - Storm Damage	674,897
15	Northern Region - 1903N - Accident Damage	452,286
16	Northern Region - 1904N - Line Relocation	1,057,184
17	Northern Region - 1905N - T&D Line Blanket	2,799,679
18	Northern Region - 1907N - T&D Sub Blanket	1,649,360
19	Northern Region - 1908N - Street Light Project	131,553
20	Northern Region - 1933N - Transportation Project	170,337
21	Northern Region - 1941N - Customer Meters	105,826
22	Perry - 5700P - Miscellaneous Perry Projects	107,215
23	Perry - 5814P - Conceptual Design-Adhrs To Rhr	144,771
24	Perry - 5818P - Security Computer Upgrade	366,897
25	Perry - 5832P - Power Upgrade Project	7,504,450
26	Perry - 5833P - Refuel Outage 8 (2001)	294,485
27	Perry - 5841P - Install Dampers In CC HVAC Ducts	718,816
28	Perry - 5842P - Dose Reduction Project	128,897
29	Perry - 5843P - Main Turbine Control	570,975
30	Perry - 599MP - Miscellaneous Nuclear Additions & Improvements	780,160
31	Sammis - 5NOCS - NOX Compliance	176,929
32	System - 1115S - FirstEnergy EMS Consolidation	338,498
33	System - 1158S - West Lorain Substation Expansion	1,343,363
34	System - 17H86 - Miscellaneous Sites & Rights Of Way Blankets	123,390
35	System - 5001D - 138 KV Iso Phase Bus Project	170,042
36	System - 5002D - 345 KV Iso Phase Bus Project	130,411
37	System - 5003D - 345 KV Transformer Radiator Cooler Project	142,161
38	System - 5007D - Metering Project	309,627
39	All Other	499,455
40		
41		
42		
43	TOTAL	66,904,091

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Westwood Fly Ash Land Investment	06/30/1997		938,414
4				
5	East Point By-Product Disposal Site	05/31/1992		503,522
6				
7				
8	Rachel - 138 KV Transmission Line	12/31/1999		767,181
9				
10				
11	Other Minor Land Items			809,941
12		03/31/1998		35,535
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	North Park Fly Ash Site Improvements	06/30/1997		8,982,498
24				
25	Westwood Fly Ash Site Improvements	06/30/1997		4,928,496
26				
27	Davis-Besse Turbine Rotor "A"	11/30/1994	04/30/2004	2,255,811
28				
29	Minor Other Property Items			231,653
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			19,453,151

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 214 Line No.: 3 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 5 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 11 Column: b

Various

Schedule Page: 214 Line No.: 11 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 12 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 23 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 25 Column: c

Date not presently determinable.

Schedule Page: 214 Line No.: 29 Column: b

Various

Schedule Page: 214 Line No.: 29 Column: c

Date not presently determinable.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Retirements Column (d)	Transfers Column (d)	Balance End of Year Column (g)
(360)	13,250	170,084	-	(10,840)	172,494
(361)	326,794	-	-	-	326,794
(362)	14,489,269	(3,857,220)	-	(106,395)	10,525,654
(364)	(10,277,423)	(2,117,359)	8,876	-	8,168,940
(365)	54,654,748	(22,582,675)	2,856,441	(74,038)	34,168,940
(366)	5,806,194	1,863,113	-	-	7,669,307
(367)	25,984,341	(2,958,794)	155,791	-	23,181,338
(368)	10,966,858	(4,914,068)	-	-	6,052,790
(369)	21,584,016	(9,353,624)	753,345	-	12,983,737
(370)	6,221,075	(1,762,604)	-	-	4,458,471
(371)	10,964,099	(996,067)	-	-	9,968,032
(373)	1,148,535	304,746	-	-	1,453,281
Total	162,436,602	(46,204,468)	3,774,453	(191,273)	119,815,314
(389)	-	-	-	-	-
(390)	4,232,821	7,296,080	-	165,113	11,578,901
(391)	358,193	481,962	-	-	1,005,268
(392)	132,849	(96,866)	-	-	35,983
(393)	-	-	-	-	-
(394)	-	-	-	-	-
(395)	-	-	-	-	-
(396)	-	-	-	-	-
(397)	1,524,900	(355,223)	-	(1,169,677)	-
(398)	-	-	-	-	-
Total	6,248,763	7,325,953	-	(1,004,564)	12,620,152
GR TOTAL	$ 302,368,906	$(33,205,101)	$ 3,922,186	$ 7,875,263	$ 280,961,254

Schedule Page: 204 Line No.: 85 Column: b

Purchase (Sale) of generating unit ownership interests reflects the exchange of generating assets between Cleveland Electric Illuminating Company and Duquesne Light Company.

Name of Respondent Cleveland Electric Illuminating Co. (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
			4,722,773		41
1,166,364	-2,846,224,354	370,633,687	2,033,783,010		42
					43
			62,794,940		44
2,917		-8,535,267	17,067,646		45
30,306	-2,324,580	-107,295,358	151,265,530		46
		-82,537,173	341,321		47
82,503		-34,760,593	30,593,219		48
79,587		-61,869,677	36,943,133		49
13		-3,896,931	31,226,214		50
-13,731		-3,470,167	56,576,543		51
		-766			52
181,795	-2,324,580	-302,365,932	386,808,546		53
					54
		-10,840	6,581,312		55
			20,599,215		56
455,724		-106,395	144,307,935		57
					58
2,239,063			166,817,073		59
-2,352,474		-74,038	180,071,223		60
1,895			64,622,263		61
197,759			156,559,261		62
936,730			208,466,181		63
13,310,598			69,905,488		64
581,424		-25,844	81,441,738		65
316,472			27,935,445		66
					67
384,825			46,996,629		68
16,071,816		-217,117	1,174,303,763		69
					70
	-128,683	-182,259	2,027,366		71
260,206	-807,086	-849,010	39,506,762		72
1,288,170	-937,538	-19,532,238	8,597,219		73
4,270,752	-25,986		5,802,914		74
63,890			1,209,134		75
331,029	-28,271		10,890,855		76
123,444	-1,355,914		5,879,134		77
2,112,304	-6,831		8,563,062		78
1,553,965	-1,998,664	-15,328,282	-1,998,664		79
					80
10,003,760	-5,288,973	-35,891,789	80,477,782		81
					82
10,003,760	-5,288,973	-35,891,789	80,477,782		83
50,654,024	-2,990,729,323	20,082,757	3,827,605,061		84
		-184,376,953	33,122		85
					86
					87
50,654,024	-2,990,729,323	-164,294,196	3,827,638,183		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Retirements Column (d)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -	$ -
(302)	-	-	-	-	-
(303)	11,484,573	(4,403,110)	-	-	7,081,463
Total	11,484,573	(4,403,110)	-	-	7,081,463
(310)	-	-	-	1,252,029	1,252,029
(311)	223,296	(45,856)	-	42,084	219,524
(312)	12,760,214	25,576,348	-	449,485	38,786,047
(314)	1,449,228	(219,459)	-	351,783	1,581,552
(315)	453,701	(237,952)	-	(506,635)	(290,886)
(316)	684,786	2,201,830	-	143,556	3,030,172
Total	15,571,225	27,274,911	-	1,732,302	44,578,438
(320)	206,016	-	-	-	206,016
(321)	3,702,669	1,211,066	-	-	4,913,735
(322)	14,047,224	2,596,335	-	105,853	16,749,412
(323)	990,007	526,352	-	-	1,516,359
(324)	2,140,024	25,618	-	255	2,165,897
(325)	10,622,041	2,985,062	-	-	13,607,103
Total	31,707,981	7,344,433	-	106,108	39,158,522
(330)	-	-	-	-	-
(331)	18,086	4,057	-	-	22,143
(332)	79,891	(9,182)	-	-	70,709
(333)	186,655	41,648	-	-	228,303
(334)	67,000	141,476	-	-	208,476
(335)	30,441	7,509,938	-	-	7,540,379
Total	363,809	7,687,937	-	-	8,070,010
(350)	248,038	15,455	-	-	248,038
(352)	4,468,059	(597,231)	-	-	3,870,828
(353)	39,050,679	(24,650,091)	-	3,130,462	17,531,050
(354)	-	-	-	-	-
(355)	5,601,074	(1,098,586)	11,112	430,831	4,944,431
(356)	11,573,621	(4,422,347)	6,382	3,671,397	10,829,053
(357)	2,782,137	-	-	-	2,782,137
(358)	10,764,081	(1,477,957)	130,239	-	9,416,363
(35[illegible])	-	-	-	-	-
Total	74,487,689	(32,230,757)	147,733	7,232,690	49,637,355

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
23,230,[illegible]89	-136,891,416	-12,076,092	152,231,960		4
23,230,[illegible]89	-136,891,416	-12,076,092	152,231,960		5
					6
					7
		2,313,313	8,827,878		8
13,155		46,181,693	165,869,010		9
679,681		176,666,045	795,291,203		10
					11
84,680		45,387,992	164,303,393		12
		23,137,289	80,945,227		13
		6,541,837	34,732,839		14
777,516		300,228,169	1,249,969,550		15
					16
	-301,617	249,939	2,484,526		17
55,0[illegible]2	-526,234,488	10,869,920	125,043,627		18
-13,4[illegible]7	-1,401,125,677	41,604,560	365,628,133		19
52,2[illegible]7	-301,072,929	10,605,953	63,433,550		20
-[illegible]2	-495,635,335	5,568,360	89,154,046		21
[illegible]51	-122,149,403	1,506,785	47,423,956		22
93,7[illegible]1	-2,846,519,449	70,405,517	693,167,838		23
					24
			18		25
			9,275,381		26
			37,574,938		27
			25,501,879		28
			3,758,489		29
			9,812,144		30
					31
			85,922,849		32
					33
					34
					35
			528,158		36
					37
			4,194,61[illegible]		38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	4,722,773	
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	4,446,209,637	64,330,403
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	62,779,485	15,455
45	(352) Structures and Improvements	25,605,830	
46	(353) Station Equipment	261,542,380	-626,606
47	(354) Towers and Fixtures	82,853,929	24,565
48	(355) Poles and Fixtures	65,419,279	17,136
49	(356) Overhead Conductors and Devices	102,071,708	-3,179,211
50	(357) Underground Conduit	35,035,271	37,887
51	(358) Underground Conductors and Devices	61,072,417	-1,039,438
52	(359) Roads and Trails	766	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	696,431,065	-4,750,212
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	6,422,068	170,084
56	(361) Structures and Improvements	20,492,440	106,775
57	(362) Station Equipment	142,496,929	2,373,125
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	163,818,920	5,237,216
60	(365) Overhead Conductors and Devices	193,173,376	-15,380,589
61	(366) Underground Conduit	62,161,278	2,462,880
62	(367) Underground Conductors and Devices	130,934,048	25,822,972
63	(368) Line Transformers	204,164,681	5,238,230
64	(369) Services	83,313,445	-97,359
65	(370) Meters	80,522,160	1,526,846
66	(371) Installations on Customer Premises	28,437,105	-185,188
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	44,668,626	2,712,628
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,160,605,076	29,987,620
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	2,338,308	
72	(390) Structures and Improvements	33,388,198	8,034,866
73	(391) Office Furniture and Equipment	29,020,448	1,334,717
74	(392) Transportation Equipment	10,196,518	-96,866
75	(393) Stores Equipment	1,273,024	
76	(394) Tools, Shop and Garage Equipment	10,645,416	604,739
77	(395) Laboratory Equipment	7,358,492	
78	(396) Power Operated Equipment	10,682,197	
79	(397) Communication Equipment	16,754,844	127,403
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)	121,657,445	10,004,859
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	121,657,445	10,004,859
84	TOTAL (Accounts 101 and 106)	6,749,332,980	99,572,670
85	(102) Electric Plant Purchased (See Instr. 8)	184,410,075	
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	6,933,743,055	99,572,670

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	324,429,757	
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	324,429,757	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	6,514,565	
9	(311) Structures and Improvements	119,624,895	75,577
10	(312) Boiler Plant Equipment	591,931,224	27,373,615
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	118,694,236	305,845
13	(315) Accessory Electric Equipment	57,724,082	83,856
14	(316) Misc. Power Plant Equipment	25,919,250	2,271,752
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	920,408,252	30,110,645
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	2,536,204	
18	(321) Structures and Improvements	639,239,001	1,224,216
19	(322) Reactor Plant Equipment	1,719,931,736	5,204,017
20	(323) Turbogenerator Units	352,837,273	1,115,510
21	(324) Accessory Electric Equipment	579,120,152	100,787
22	(325) Misc. Power Plant Equipment	164,801,011	3,265,614
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	3,458,465,377	10,910,144
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		18
26	(331) Structures and Improvements	7,377,007	1,898,374
27	(332) Reservoirs, Dams, and Waterways	30,064,380	7,510,558
28	(333) Water Wheels, Turbines, and Generators	20,421,568	5,080,311
29	(334) Accessory Electric Equipment	2,890,086	868,403
30	(335) Misc. Power PLant Equipment	1,860,194	7,951,950
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)	62,613,235	23,309,614
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories	523,158	
37	(343) Prime Movers		
38	(344) Generators	4,194,615	
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year: Amortization (d)	Changes during Year: Other Reductions (Explain in a footnote) (e)	Balance End of Year (f)	Line No.
[redacted]			1
[redacted]			2
[redacted]			3
[redacted]			4
[redacted]			5
[redacted]	[redacted]		6
[redacted]	[redacted]		7
			8
			9
[redacted]	[redacted]		10
			11
37,216,730		83,095,646	12
			13
[redacted]	[redacted]	83,095,646	14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202 Line No.: 14 Column: f

Quantities of net unamortized lease fuel at December 31, 2000 were as follows:

Lbs U308		0
Kgs UF6		0
Enriched U-Kgs	(Estimated)	24,487
Fabricated U-Kgs	(Estimated)	32,671

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,539,531,753	3,539,531,753
4	Property Under Capital Leases	7,112,054	7,112,054
5	Plant Purchased or Sold	33,122	33,122
6	Completed Construction not Classified	280,961,254	280,961,254
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	3,827,638,183	3,827,638,183
9	Leased to Others		
10	Held for Future Use	19,453,151	19,453,151
11	Construction Work in Progress	66,904,091	66,904,091
12	Acquisition Adjustments	32,514,657	32,514,657
13	Total Utility Plant (8 thru 12)	3,946,510,082	3,946,510,082
14	Accum Prov for Depr, Amort, & Depl	1,526,637,884	1,526,637,884
15	Net Utility Plant (13 less 14)	2,419,872,198	2,419,872,198
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,468,591,832	1,468,591,832
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	40,789,417	40,789,417
22	Total In Service (18 thru 21)	1,509,381,249	1,509,381,249
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation	16,398,458	16,398,458
29	Amortization		
30	Total Held for Future Use (28 & 29)	16,398,458	16,398,458
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj	858,177	858,177
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,526,637,884	1,526,637,884

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used ar·' quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	68,353,741	51,958,635
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	68,353,741	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

FirstEnergy's net pension and other postretirement benefit costs for the two years ended December 31, 2000 were computed as follows:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Service cost	$ 27,421,692	$ 28,296,067	$ 11,349,407	$ 9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Expected return on plan assets	(180,918,929)	(168,056,403)	(524,512)	(400,419)
Amortization of transition obligation (asset)	(7,944,752)	(7,944,752)	9,236,758	9,236,758
Amortization of prior service cost	5,665,433	5,665,433	3,248,793	3,248,793
Recognized net actuarial loss (gain)	(9,095,535)	--	--	--
Voluntary early retirement program expense	17,243,000	--	--	--
Net benefit cost	$ (42,844,413)	$(40,044,599)	$ 68,981,112	$ 62,119,270
Company's share of total plan costs	$ (5,272,447)	$(14,394,031)	$ 21,303,939	$ 22,012,063

The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0%-5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7,500,000 and the postretirement benefit obligation by $94,400,000. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8,500,000 and the postretirement benefit obligation by $111,000,000.

18 - BASIS OF FINANCIAL STATEMENT PRESENTATION:

The accompanying financial statements were prepared in accordance with the accounting requirements set forth in the Uniform System of Accounts and published accounting releases of the Federal Energy Regulatory Commission, which is a comprehensive basis of accounting other than GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

has also recognized an estimated liability of approximately $9,000,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the DOE, as required by the Energy Policy Act of 1992.

DOE special assessment activities during 2000 and 1999 respectively, were Account 518 expenses: $1,327,603 and $2,357,560; payments: $1,483,875 and $1,411,450; and refunds: $0 for both years.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

1? - RETIREMENT BENEFITS:

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394,106,439	$1,500,134,952	$608,426,051	$601,269,566
Service cost	27,421,692	28,296,067	11,349,407	9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Plan amendments	41,347,358	--	--	--
Actuarial loss (gain)	17,264,015	(155,585,368)	121,680,323	(17,583,693)
Net increase from asset swap	--	14,800,000	--	12,524,600
Voluntary early retirement program expense	23,353,000	--	--	--
Benefits paid	(102,221,644)	(95,534,268)	(35,097,490)	(37,818,560)
Benefit obligation as of December 31	1,506,055,538	1,394,106,439	752,028,957	608,426,051
Change in plan assets:				
Fair value of plan assets as of January 1	1,807,458,798	1,682,987,392	4,917,191	3,906,528
Actual return on plan assets	768,878	220,005,674	(178,534)	621,633
Company contribution	--	--	18,344,187	402,444
Benefits paid	(102,221,644)	(95,534,268)	--	--
Administrative expenses	--	--	(42,480)	(13,414)
Fair value of plan assets as of December 31	1,706,006,032	1,807,458,798	23,040,364	4,917,191
Funded status of plan	199,950,494	413,352,359	(728,988,593)	(603,508,860)
Unrecognized actuarial Loss (gain)	(90,915,998)	(303,535,599)	147,307,299	24,881,450
Unrecognized prior service cost	93,063,964	57,382,039	20,909,717	24,158,510
Unrecognized net transition obligation (asset)	(2,106,408)	(10,051,160)	110,841,109	120,077,867
Prepaid (accrued) benefit cost	$ 199,992,052	$ 157,147,639	$(449,930,468)	$(434,391,033)
Company's share of prepaid (accrued) benefit cost	$ (34,578,574)	$ (39,851,021)	$(188,784,072)	$(179,022,426)
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

The fair values of long-term debt and preferred stock subject to mandatory redemption reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Company has no securities held for trading purposes.

15 - REGULATORY PLAN:

The Public Utilities Commission of Ohio (PUCO) approved FirstEnergy's Rate Reduction and Economic Development Plan for the Company in January 1997. The regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $217,000,000(approximately 15 percent below then current levels). The regulatory plan also revised the Company's fuel cost recovery method such that the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $280,000,000 during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

In July 1999, Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the legislation provides for a five percent reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, OE and TE --filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements --including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of generation-related transition costs of approximately $1,900,000,000 ($1,600,000,000, net of deferred income taxes) and transition costs related to regulatory assets aggregating approximately $1,900,000,000($1,400,000,000, net of deferred income taxes).

On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than

2008 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 400 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the nonnuclear generation business of the Company was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $304,000,000 of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

The settlement agreement provides to the Company's customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 400 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery periods could be shortened for the Company to reduce recovery by as much as $170,000,000, but any such adjustment would be computed on a class-by-class and pro-rata basis.

All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $1,710,000,000 in connection with the 1997 FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes satisfied the $1,400,000,000 asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company recognized the applicable accelerated amortization over the period that its rate plan was in effect.

Application of SFAS 71 was discontinued in mid-2000, as discussed above, with respect to the Company's generation business. The Company's net assets included in utility plant relating to operations for which the application of SFAS 71 was discontinued were $1,556,000,000 as of December 31, 2000.

16 - DEPRECIATION:

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% in 2000 and 1999.

Annual depreciation expense includes approximately $11,700,000 for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $17,000,000 from implementing the Company's transition plan in 2001. The Company's future decommissioning costs reflect the 1999 increase in its ownership interests related to the exchange of certain generating assets with Duquesne Light Company. The Company's share of the future obligation to decommission these units is approximately $606,000,000 in current dollars and (using a 4.0% escalation rate) approximately $1,600,000,000 in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $134,000,000 for decommissioning through its electric rates from customers through December 31, 2000. The Company

Notes Common to Balance Sheet, Income Statement and Statement of Cash Flows

13 - ANNUAL REPORT TO STOCKHOLDERS:

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Amort. of property losses	$ 38,169,601		$ 37,949,084	
Miscellaneous deferred debits		$ 38,169,601		$ 37,949,084
To recognize amortization of goodwill related to FirstEnergy merger.				
Accum. provision for depreciation	281,310,234		282,453,780	
Depreciation expense		281,310,234		282,453,780
To recognize depreciation on nuclear and general plant costs revalued to fair value relating to purchase accounting and to reclassify accelerated depreciation on nuclear plant in-service.				
Other regulatory assets	61,305,880		59,693,770	
Regulatory credits		41,255,160		39,420,990
Other regulatory liabilities		20,050,720		20,272,780
To reclassify deferred taxes related to the amortization of net regulatory assets.				
Investment tax credit	13,503,428		12,367,197	
Provision for deferred income taxes	111,349,659		115,187,818	
Accum. deferred investment tax credits		13,503,428		12,367,197
Accum. deferred income taxes		111,349,659		115,187,818
To reclassify deferred investment tax credits and associated deferred income taxes related to the amortization of net regulatory assets.				
Unamort. debt premium				
Amort. of debt discount and expense	4,717,954	4,717,954	5,018,826	5,018,826
To recognize debt premium and discount net credit amortization related to the adjustment of long-term debt to fair value under purchase accounting.				
Amort. of debt premium	9,734,127		11,772,154	
Unamort. debt premium		9,734,127		11,772,154
To reclassify amortization of debt premium and discount reclassified to goodwil under purchase accounting.				
Operations expense	6,613,875		--	
Other regulatory assets		6,613,875		--
To reclassify expense related to deferred fuel.				

14 - SUPPLEMENTAL CASH FLOWS INFORMATION:

Cash and Cash Equivalents at December 31, 2000:

Account	Account Title	
131	Cash	$ 2,716,894
135	Working Fund	9,144
136	Temporary Cash Investments ...	128,455
		$ 2,854,493

Operating Activities:	
Interest Paid (net of amounts capitalized)	$208,085,000
Income Taxes Paid	$109,212,000
Investing Activities:	
Gross Additions to Utility Plant	$ 96,236,249
Capital Lease - Nuclear Fuel	$ 51,958,751

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value.

All borrowings with initial maturities of less than one year are defined as financial instruments under accounting principles generally accepted in the United States (GAAP) and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$2,563,000,000	$2,655,000,000	$2,738,278,000	$2,711,200,000
Preferred stock	$ 107,000,000	$ 105,000,000	$ 149,710,000	$ 138,551,000
Investments other than cash and cash equivalents:				
Debt securities - (Maturing in more than 10 years)	$ 585,000,000	$ 568,000,000	$ 516,973,000	$ 476,460,000
All other	202,000,000	210,000,000	193,362,000	200,379,000
	$ 787,000,000	$ 778,000,000	$ 710,335,000	$ 676,839,000

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Misc. deferred debits		$ 9,390,579	$ 48,216,445	
Accounts receivable	$ 9,390,579			$ 48,216,445
To reclassify sale of receivables suspense account to accounts receivable.				
Accumulated provision for depreciation	--		6,356,400	
Other regulatory assets	--		17,951,867	
Utility plant		--		24,308,267
To reclassify the FERC adjustment for deferred depreciation on Davis-Besse and Beaver Valley.				
Notes receivable-associated companies	384,010		--	
Investments in associated companies		384,010		--
To reclassify investments in associated companies due within one year.				
Accumulated deferred income taxes	--		75,253,715	
Accounts payable	9,703,000		703,000	
Other regulatory liabilities	570,027		40,893,527	
Accumulated misc. oper. provision	10,898,883		10,898,883	
Common stock	311,142,579		311,142,579	
Accumulated provision for depreciation	--		1,285,790,932	
Other paid-in-capital	83,954,536		83,594,536	
Accum. deferred investment tax credit	37,424,447		63,295,072	
Accum. deferred income taxes	503,125,515		646,239,257	
Misc. deferred debits - goodwill	1,408,868,810		1,478,232,555	
Utility plant		--		2,672,681,190
Construction work in progress		--		3,211,524
Unamortized debt expenses		29,520,822		34,386,729
Preferred stock		2,094,776		11,770,000
Capital stock expense		1,792,655		1,792,655
Retained earnings		905,590,755		556,274,648
Unamortized premium on long-term debt		71,896,679		98,056,078
Unamortized discount on long-term debt		3,267,484		2,613,693
Accum. provision for pensions and benefits		71,022,664		71,022,664
Misc current and accrued liabilities		582,297		582,297
Other deferred credits		56,419,627		56,419,627
Other regulatory assets		1,201,848,164		487,232,951
Accumulated deferred income taxes		14,924,960		--
Accumulated provision for depreciation		6,726,914		--
To recognize purchase accounting relating to FirstEnergy merger.				

Notes to Income Statement

9 - REVENUES:

The Company's principal business is providing electric service to customers in northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

10 - NUCLEAR FUEL:

The Company amortizes the cost of nuclear fuel based on the rate of consumption.

11 - RENTAL PAYMENTS:

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the two years ended December 31, 2000 and are summarized as follows:

	2000	1999
Operating leases		
Interest element	$ 36,800,000	$ 38,643,000
Other	29,800,000	30,679,000
Capital leases		
Interest element	5,900,000	6,926,000
Other	37,400,000	41,328,000
Total rentals	$ 109,900,000	$ 117,576,000

12 - TRANSACTIONS WITH AFFILIATED COMPANIES:

Operating revenues, operating expenses and interest charges include transactions with TE, OE, Penn and ATSI. Primary transactions include purchased power and transmission facilities rent expenses of $15,000,000 from ATSI starting in 2000. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and TE.

The Company is buying 150 megawatts of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $104,000,000 and $104,301,983 in 2000 and 1999, respectively. This purchase is expected to continue through the end of the lease period.

Fuel and purchased power expenses on the Statements of Income include the total costs of power purchased from TE of $106,800,000 and $106,069,635 in 2000 and 1999, respectively.

FirstEnergy provides support services at cost to the Company and other affiliated companies, for which the Company was billed $97,900,000 in 2000 and $109,100,000 in 1999.

approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Company's Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $3,400,000 as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO) .	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

8 - ANNUAL REPORT TO STOCKHOLDERS:

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Long-term Debt	$ 56,530,000		$175,030,000	
Preferred Stock	80,466,000		33,464,000	
Currently payable long-term debt and preferred stock		$136,996,000		$208,494,000

To reclassify long-term debt and sinking fund requirements for preferred stock due within one year.

	Dr. 2000	Cr. 2000	Dr. 1999	Cr. 1999
Other regulatory liabilities	540,149,444		585,499,352	
Other regulatory assets		540,149,444		585,499,352

To net regulatory liabilities with regulatory assets.

	Dr. 2000	Cr. 2000	Dr. 1999	Cr. 1999
Accumulated provision for pensions and benefits	192,949,241		180,880,137	
DOE decommissioning and injuries and damages	15,042,132		17,244,307	
Other deferred credits		207,991,373		198,124,444

To reclassify accumulated provision for pensions and benefits, United States Department of Energy (DOE) decommissioning and decontamination and injuries & damages to other deferred credits.

	Dr. 2000	Cr. 2000	Dr. 1999	Cr. 1999
Materials and supplies	38,672,813		23,721,018	
Miscellaneous deferred debits		38,672,813		23,721,018

To reclassify intangible asset relating to material & supplies held under consignment.

	Dr. 2000	Cr. 2000	Dr. 1999	Cr. 1999
Other deferred credits	42,575,912		28,292,797	
Other investments		42,575,912		28,292,797

To offset liability for materials held under consignment with note receivable from consignor.

	Dr. 2000	Cr. 2000	Dr. 1999	Cr. 1999
Accumulated deferred income taxes - deferred credits	286,706,309		337,842,789	
Accumulated deferred income taxes - deferred debits		286,706,309		337,842,789

To reclassify accumulated deferred income tax benefits.

	Dr. 2000	Cr. 2000	Dr. 1999	Cr. 1999
Utility plant in service - nuclear fuel	93,518,155		102,270,746	
electric plant	4,515,759		3,984,319	
Accumulated provision for amortization		98,033,914		106,255,065

To reclassify the accumulated amortization of capital leases.

rates and market conditions. The dividend rate for this issue was 7% in 2000.

The Company has three million authorized and unissued shares of preference stock having no par value.

(C) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

Annual sinking fund provisions for preferred stock are as follows:

Series	Shares	Redemption Price Per Share	Date	Beginning
$ 7.35 C	10,000	$ 100		(i)
91.50 Q	10,714	1,000		(i)
90.00 S	18,750	1,000		(i)
88.00 R	50,000	1,000	December 1	2001

(i) Sinking fund provisions are in effect.

Annual sinking fund requirements for the next five years are $80,500,000 in 2001, $18,000,000 in 2002 and $1,000,000 in each year 2003-2005.

(D) LONG-TERM DEBT-

The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

2001	$ 56,500,000
2002	228,000,000
2003	115,000,000
2004	307,700,000
2005	300,000,000

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of an irrevocable bank letter of credit of $48,100,000 and noncancelable municipal bond insurance policies of $112,600,000 to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letter of credit, the Company is entitled to a credit against its obligation to repay that bond. The Company pays an annual fee of 1.375% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

The Company and TE have letters of credit of approximately $222,252,000 in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively.

6 - SHORT-TERM BORROWINGS:

The Company may borrow from its affiliates on a short-term basis. As of December 31, 2000, the Company had total short-term borrowings of $28,600,000 from its affiliates with a weighted average interest rate of approximately 6.4%.

7 - COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

The Company's current forecast reflects expenditures of approximately $455,000,000 for property additions and improvements from 2001-2005, of which approximately $103,000,000 is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $114,000,000, of which approximately $8,000,000 applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $144,000,000 and $32,000,000, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,500,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $106,300,000 per incident but not more than $12,100,000 in any one year for each incident.

The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $255,200,000 of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $11,800,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

ENVIRONMENTAL MATTERS-

Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $41,000,000, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

The Company is required to meet federally approved sulfur dioxide (SO_2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO_2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Company is in compliance with the current SO_2 and nitrogen oxides (NO_x) reduction requirements under the Clean Air Act Amendments of 1990. SO_2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NO_x reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NO_x reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NO_x Transport Rule imposes uniform reductions of NO_x emissions (an

Notes to Balance Sheet

1 - UTILITY PLANT:

Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. On September 1, 2000, The Cleveland Electric Illuminating Company (Company) sold its transmission assets to an affiliate, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates the Company's and its affiliates' major high-voltage transmission facilities and has interconnections with other regional utilities.

2 - NUCLEAR FUEL:

The Company leases its nuclear fuel and pays for the fuel as it is consumed.

3 - ACCOUNTS RECEIVABLE:

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

The Company and The Toledo Edison Company (TE) sell substantially all of their retail customer receivables to Centerior Funding Corporation (CFC), a wholly owned subsidiary of the Company. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The Company sold approximately $1,540,631,000 and $1,588,789,000 of accounts receivable to CFC in 2000 and 1999, respectively. The trust completed a public sale of $150,000,000 and private sales of $50,000,000 of receivables-backed investor certificates in 1996 and 2000, respectively, in transactions that qualified for sale accounting treatment. CFC's retained interest in the pool of receivables held by the trust (15.15% as of December 31, 2000) is stated at fair value reflecting adjustments for anticipated credit losses. Collections of receivables previously transferred to the trust used to purchase new receivables from CFC during 2000 totaled approximately $2,500,000,000. Expenses associated with the factoring discount related to the sale of receivables were $1[illegible],000,000 in 2000. As of December 31, 2000, the Company's receivables recorded on its Balance Sheet were reduced by $90,000,000 due to these sales.

4 - LEASES:

The Company leases certain generating facilities, nuclear fuel, office space and other property and equipment under cancelable and noncancelable leases.

The Company and TE sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and TE sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and TE entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and TE continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and TE have the right, at the end of the respective basic lease terms, to renew the leases. The Company and TE also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's future minimum lease payments as of December 31, 2000 were approximately $1,200,000,000, net of trust cash receipts.)

Nuclear fuel is currently financed for the Company and TE through leases with a special-purpose corporation. As of December 31, 2000, $142,000,000 of nuclear fuel ($86,000,000 for the Company) was financed under a lease financing arrangement totaling $150,000,000 from bank credit arrangements. The bank credit arrangements expire in August 2001. Lease rates are based on bank rates and commercial paper rates.

The future minimum lease payments as of December 31, 2000 are:

	Capital Leases	Operating Leases: Lease Payments	Capital Trust	Net
2001	$ 41,000,000	$ 71,700,000	$ 50,200,000	$ 21,500,000
2002	28,100,000	76,400,000	70,600,000	5,800,000
2003	17,300,000	77,500,000	77,900,000	(400,000)
2004	10,200,000	55,700,000	28,200,000	27,500,000
2005	3,700,000	66,700,000	47,500,000	19,200,000
Years thereafter	8,400,000	653,800,000	488,700,000	165,100,000
Total minimum lease payments	108,700,000	$1,001,800,000	$763,100,000	$238,700,000
Interest portion	15,300,000			
Present value of net minimum lease payments	93,400,000			
Less current portion	28,700,000			
Noncurrent portion	$ 64,700,000			

The Company and TE refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720,000,000 aggregate principal amount ($575,000,000 for the Company and $145,000,000 for TE) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906,488,000($569,389,000 for the Company and $337,099,000 for TE) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873,200,000 aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose-funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduces lease costs related to that transaction.

5 - CAPITALIZATION:

(A) RETAINED EARNINGS-

There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock.

(B) PREFERRED AND PREFERENCE STOCK-

The Company's $88.00 Series R preferred stock is not redeemable before December 2001 and its $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-93,106,082
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Cash Deposited in Decommissioning Trust	-6,513,115
54	Other	
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	27,472,290
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	-74,884,938
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	-74,884,938
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-212,770,151
74	Preferred Stock	-33,464,000
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-30,518,361
81	Dividends on Common Stock	-84,000,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-435,637,450
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	2,478,302
87		
88	Cash and Cash Equivalents at Beginning of Year	376,191
89		
90	Cash and Cash Equivalents at End of Year	2,854,493

Name of Respondent	This Report Is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation bet.veen "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" .pecify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	36,020,189
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	430,112,541
5	Amortization of Deferred Nuclear Operating Expenses	75,829,486
6	Leased Nuclear Fuel	37,216,730
7	Other Noncash Items	13,254,248
8	Deferred Income Taxes (Net)	-90,058,905
9	Investment Tax Credit Adjustment (Net)	-17,120,391
10	Net (Increase) Decrease in Receivables	-94,649,188
11	Net (Increase) Decrease in Inventory	-2,716,392
12	Net (Increase) Decrease in Allowances Inventory	1,019,630
13	Net Increase (Decrease) in Payables and Accrued Expenses	29,010,416
14	Net (Increase) Decrease in Other Regulatory Assets	-1,195,566
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	3,149,401
18	Other:	
19	Net (Increase) Decreaase in Other Current and Accrued Assets	-2,929,935
20		
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	410,643,462
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-96,236,249
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-96,236,249
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38	Sale of Assets to Associated Companies	197,902,099
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	25,425,637

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2 Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		-704,982,029
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		27,913,836
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25		238	-30,402,361
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-30,402,361
30	Dividends Declared-Common Stock (Account 438)		
31		238	-84,000,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-84,000,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		4,956,952
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		-786,513,602
	APPROPRIATED RETAINED EARNINGS (Account 215)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		-786,513,602
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		10,650,904
50	Equity in Earnings for Year (Credit) (Account 418.1)		8,106,353
51	(Less) Dividends Received (Debit)		4,956,952
52			
53	Balance-End of Year (Total lines 49 thru 52)		13,800,305

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages 122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
1,872,789,746	1,849,561,714					2
						3
797,312,239	787,790,194					4
145,141,015	129,233,564					5
420,728,246	429,607,893					6
9,384,295	12,179,400					7
						8
						9
						10
126,788,462	125,176,352					11
50,958,976	51,181,036					12
222,296,643	211,636,177					13
92,249,486	79,515,870					14
872,050	1,998,890					15
-92,313,096	-85,981,670					16
						17
-6,906,920	-6,984,014					18
						19
						20
8,737,108	963,379					21
						22
1,655,856,336	1,632,128,241					23
216,933,410	217,433,473					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		216,933,410	217,433,473
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		952,829	75,792
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		904,822	28,404
31	Revenues From Nonutility Operations (417)		3,183,062	2,901,117
32	(Less) Expenses of Nonutility Operations (417.1)		179,284	357,896
33	Nonoperating Rental Income (418)		-192,289	-123,946
34	Equity in Earnings of Subsidiary Companies (418.1)	119	8,106,353	8,599,740
35	Interest and Dividend Income (419)		43,460,334	43,595,387
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		4,608,880	2,855,077
38	Gain on Disposition of Property (421.1)			-8,638
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		59,035,063	57,508,229
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	23,684,486	25,759,686
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		23,684,486	25,759,686
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	410,376	450,588
47	Income Taxes-Federal (409.2)	262-263	10,382,077	8,387,817
48	Income Taxes-Other (409.2)	262-263	87,378	129,885
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	2,254,191	2,772,026
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)		-10,213,471	-9,329,995
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		2,920,551	2,410,321
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		32,430,026	29,338,222
55	Interest Charges			
56	Interest on Long-Term Debt (427)		199,443,595	211,842,533
57	Amort. of Debt Disc. and Expense (428)		5,209,682	5,591,793
58	Amortization of Loss on Reaquired Debt (428.1)		5,455,196	5,607,291
59	(Less) Amort. of Premium on Debt-Credit (429)		-307,932	-263,686
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		623,496	594,192
61	Interest on Debt to Assoc. Companies (430)	340	3,376,303	3,221,882
62	Other Interest Expense (431)	340	2,201,308	1,215,232
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		2,027,273	1,754,527
64	Net Interest Charges (Enter Total of lines 56 thru 63)		213,343,247	225,393,698
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		36,020,189	21,377,997
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		36,020,189	21,377,997

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		0	0
48	Accumulated Deferred Investment Tax Credits (255)	266-267	137,926,401	117,381,453
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	509,565,114	427,214,877
51	Other Regulatory Liabilities (254)	278	607,017,599	540,719,471
52	Unamortized Gain on Reaquired Debt (257)		5,378,362	5,062,797
53	Accumulated Deferred Income Taxes (281-283)	272-277	1,511,626,215	1,366,655,235
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,771,513,691	2,457,033,833
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		7,276,481,347	6,648,429,515

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts '12 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 07.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	1,872,789,746	1,849,561,714
3	Operating Expenses			
4	Operation Expenses (401)	320-323	797,312,239	787,790,194
5	Maintenance Expenses (402)	320-323	145,141,015	129,233,564
6	Depreciation Expense (403)	336-337	420,728,246	429,607,893
7	Amort. & Depl. of Utility Plant (404-405)	336-337	9,384,295	12,179,400
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		126,788,462	125,176,352
12	(Less) Regulatory Credits (407.4)		50,958,976	51,181,036
13	Taxes Other Than Income Taxes (408.1)	262-263	222,296,643	211,636,177
14	Income Taxes - Federal (409.1)	262-263	92,249,486	79,615,870
15	- Other (409.1)	262-263	872,050	1,998,890
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	-92,313,096	-85,981,670
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266	-6,906,920	-6,984,014
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		8,737,108	963,379
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		1,655,856,336	1,632,128,241
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		216,933,410	217,433,473

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		38,298,295	33,369,134
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,494,818,878	2,494,339,917
58	Prelim. Survey and Investigation Charges (Electric) (183)		1,279,691	942,858
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		291,796	785,611
61	Temporary Facilities (185)		-56,653	-122,500
62	Miscellaneous Deferred Debits (186)	233	114,863,192	117,802,974
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	117,200	0
65	Unamortized Loss on Reaquired Debt (189)		78,983,569	73,794,791
66	Accumulated Deferred Income Taxes (190)	234	337,842,789	286,706,309
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		2,066,438,757	3,007,619,094
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		7,276,481,347	6,648,429,515

Name of Respondent	This Report Is:	Date of Report	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	*(Mo, Da, Yr)* / /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	1,243,104,496	1,243,104,496
3	Preferred Stock Issued (204)	250-251	376,265,250	342,801,250
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	83,954,536	83,954,536
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	1,792,655	1,792,655
11	Retained Earnings (215, 215.1, 216)	118-119	-704,982,029	-786,513,602
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	10,650,904	13,800,305
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		1,007,200,502	895,354,330
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	870,000,000	870,000,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	1,868,278,376	1,693,248,376
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		2,670,310	2,455,717
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		2,735,608,066	2,560,792,659
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		47,013,214	64,721,462
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		4,699,088	6,205,336
27	Accumulated Provision for Pensions and Benefits (228.3)		109,857,473	121,926,577
28	Accumulated Miscellaneous Operating Provisions (228.4)		23,444,102	19,735,679
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		185,013,877	212,589,054
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		51,273,272	64,124,628
34	Notes Payable to Associated Companies (233)		101,876,272	21,870,048
35	Accounts Payable to Associated Companies (234)		85,859,277	102,626,843
36	Customer Deposits (235)		9,904,440	7,500,523
37	Taxes Accrued (236)	262-263	169,467,657	174,387,407
38	Interest Accrued (237)		60,739,357	56,142,201
39	Dividends Declared (238)		1,680,000	1,680,000
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		-130,727	-1,994
43	Miscellaneous Current and Accrued Liabilities (242)		64,285,398	65,629,482
44	Obligations Under Capital Leases-Current (243)		32,190,265	28,700,501
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		577,145,211	522,659,639

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	6,953,269,407	3,879,605,991
3	Construction Work in Progress (107)	200-201	58,213,549	66,904,091
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		7,011,482,956	3,946,510,082
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	2,954,430,847	1,526,637,884
6	Net Utility Plant (Enter Total of line 4 less 5)		4,057,052,109	2,419,872,198
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	68,353,741	83,095,646
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		68,353,741	83,095,646
10	Net Utility Plant (Enter Total of lines 6 and 9)		4,125,405,850	2,502,967,844
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	8,284,639	22,708,235
15	(Less) Accum. Prov. for Depr. and Amort. (122)		1,538,936	1,609,645
16	Investments in Associated Companies (123)		0	93,106,082
17	Investment in Subsidiary Companies (123.1)	224-225	126,658,181	57,016,510
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		546,306,409	536,337,277
21	Special Funds (125-128)		184,481,571	189,853,949
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		864,191,864	897,412,408
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)		230,724	2,716,894
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		17,012	9,144
27	Temporary Cash Investments (136)		128,455	128,455
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		-9,080,462	10,648,251
30	Other Accounts Receivable (143)		10,778,092	6,322,961
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		-20,790,113	1,000,000
32	Notes Receivable from Associated Companies (145)		7,210,075	0
33	Accounts Receivable from Assoc. Companies (146)		80,606,286	123,044,373
34	Fuel Stock (151)	227	9,784,105	3,019,188
35	Fuel Stock Expenses Undistributed (152)	227	442,588	91,518
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	27,060,272	22,481,456
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	922,619	-97,011
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	1,084,800	544,200
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		56,447,396	59,377,331
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		9,423,427	8,968,165
49	Rents Receivable (172)		299,374	75,244
50	Accrued Utility Revenues (173)		4,300,000	4,100,000
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		220,444,876	240,430,169

Name of Respondent	This Report Is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of Cleveland Electric Illuminating Company (Company), and GPU, Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. None

5. On October 27, 1999, the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Company, Ohio Edison, Pennsylvania Power Company (Penn) and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, American Transmission Systems, Inc. (ATSI). On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 Kv, 138 Kv and 69 Kv were sold to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. See Notes 5 and 6 of Notes to Balance Sheets on pages 123.1 through 123.3 and pages 256 and 257 of this report and footnotes thereof.

7. None

8. The Company granted increases to employees represented by unions which provided for wage adjustments of 3.00% and 2.00% in May of 2000. These changes plus changes in salaries of supervisory, administrative and professional employees resulted in an estimated annual wage increase of $2,367,130.

9. None
10. None

11.

12. None

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The Company did not close the stock book in 2000.	Total: 79,590,689 By Proxy: 79,590,689	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, Ohio 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES — Number of Votes as of (date): 12/31/2000 — Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	79,590,689	79,590,689		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	79,590,689	79,590,689		
7	FirstEnergy Corp. (100%)	79,590,689	79,590,689		
8	76 South Main Street				
9	Akron, Ohio 44308				
10					
11					
12					
13					
14					
15					
16					
17					
18					

Name of Respondent	This Report is:	Date of Report	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 4 Column: d

If, and so often as, the Corporation shall be in default in the payment of the equivalent of the full dividends for a number of dividend payment periods (whether or not consecutive) which in the aggregate contain at least 540 days of any series of Preference Stock at the time outstanding, whether or not earned or declared, the holders of Preference Stock of all series, voting separately as a class, shall be entitled to elect, two members of the Board of Directors of the Corporation, subject to the prior rights of the holders of Serial Preferred Stock.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co.	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp. (parent company of Cleveland Electric Illuminating Company).This footnote pertains to all amounts shown in column (c) except for line 10 who is only an employee of The Cleveland Electric Illuminating Company.

Schedule Page: 104 Line No.: 2 Column: b

Resigned as Executive Vice President and General Counsel effective midnight 1/31/00.

Schedule Page: 104 Line No.: 4 Column: b

Elected Vice President and General Counsel effective 2/1/00.

Schedule Page: 104 Line No.: 6 Column: b

Vice President elected Senior Vice President effective 2/1/00.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	H. Peter Burg	76 South Main Street, Akron, Ohio 44308
2	President	
3		
4	Anthony J. Alexander	76 South Main Street, Akron, Ohio 44308
5		
6	Richard H. Marsh	76 South Main Street, Akron, Ohio 44308
7	Vice President and Chief Financial Officer	
8		
9		
10		
11	Note: No Executive Committee has been appointed or elected.	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Centerior Funding Corporation	Financing Corporation	100%	
2	Toledo Edison Capital Corporation	Financing Corporation	10%	
3				
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co.	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	President	H. P. Burg	[redacted]
2	Executive Vice President and General Counsel	A. J. Alexander [redacted]	
3	Vice President and Chief Financial Officer	R. H. Marsh	
4	Vice President and General Counsel	L. C. Vespol [redacted]	This data has
5	Senior Vice President	J. A. Gill	been purposely
6	Senior Vice President	A. R. Garfield [redacted]	omitted herefrom
7	Vice President	E. T. Carey	
8	Vice President	G. L. Pipitone	
9	Vice President	S. F. Szwed	
10	President, Northern Region	C. E. Jones	
11	Corporate Secretary	N. C. Ashcom	
12	Treasurer	T. C. Navin	
13	Controller	H. L. Wagner	
14			
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Ohio
September 29, 1892

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Ohio

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corpor ion, business trust, or similar organization or a combination of such organizations jointly held control over the respondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

The Cleveland Electric Illuminating Company is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	none
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	none
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	none
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	
65	Generating Plant Statistics (Small Plants)	410-411	
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	none
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Cleveland Electric Illuminating Company, The		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308		
05 Name of Contact Person Harvey L. Wagner		06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308		
08 Telephone of Contact Person, *Including Area Code* (330) 384-5296	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* / /

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Harvey L. Wagner 02 Title Controller	03 Signature /s/ Harvey L. Wagner	04 Date Signed *(Mo, Da, Yr)* 04/27/2001
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, associati-n, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, tı :stee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
			3
			4
99,821,927	17.7 years		5
13,334,623	15.3 years		6
			7
113,156,550			8
			9
			10
			11
4,224,903	10.9 years		12
			13
117,381,453			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 5 Column: e

Allocations to Current Year's Income	
Account No. (e)	Amount (f)
411.4	5,600,796
411.5	9,916,121

Schedule Page: 266 Line No.: 6 Column: e

Allocations to Current Year's Income	
Account No. (e)	Amount (f)
411.4	919,185
411.5	297,350

Schedule Page: 266 Line No.: 8 Column: g

The $3,424,557 adjustment represents ITC relating to assets sold by The Cleveland Electric Illuminating Company to American Transmission Systems, Incorporated (ATSI) during 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. *Report in column (l) the amounts charged to* Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
						3
15,690,375						4
129,172,084		128,763,820			406,157	5
						6
144,862,459		128,763,820			406,157	7
						8
						9
						10
		-118,968			118,968	11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
174,387,407	55,408,898	315,418,179			2,625,028	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g). Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%						
4	7%						
5	10%	117,569,629			See footnote	15,516,917	-2,230,785
6	6%	15,744,930			See footnote	1,216,535	-1,193,772
7							
8	TOTAL	133,314,559				16,733,452	3,424,557
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10	TBT						
11	Electric Utility	4,611,842			411.4	386,939	
12							
13		137,926,401				17,120,391	-3,424,557
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent Cleveland Electric Illuminating Co. (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Real & Personal Property Tax	137,172,205	186	88,959,482	16,017,000	64,229,723
2						
3	Ohio School Council Prepayment	93,191,549	142	21,739,178	10,104,023	81,556,394
4						
5	Crawford Fitting Demand	120,469	142	120,469		
6						
7	Accumulated Deferred Rent -					
8	Bruce Mansfield	47,349,038		23,671,277	13,724,964	37,402,725
9						
10	Shippingport Capital Trust					
11	Minority Interest	25,618,698	124	1,293,580		24,325,118
12						
13	Nuclear Plant Decommissioning	192,483,996	128	22,772,029	29,285,144	198,997,111
14						
15	Materials Under Consignment	28,292,797	186	6,757,514	21,040,629	42,575,912
16						
17	Accrued Pensions	-16,568,606	926	5,272,447		-21,841,053
18						
19	Minor Items	1,904,968		2,165,582	229,561	-31,053
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	509,565,114		172,751,558	90,401,321	427,214,877

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 269 Line No.: 8 Column: c

Accumulated Deferred Rent -
Bruce Mansfield:

Ferc	Amount
242	19,286,247
507	4,385,030
	23,671,277

Name of Respondent Cleveland Electric Illuminating Co. (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - ACCELERATED AMORTIZATION PROPERTY (Account 281)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to amortizable property.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Accelerated Amortization (Account 281)			
2	Electric			
3	Defense Facilities			
4	Pollution Control Facilities	6,789,133	-1,004,863	
5	Other			
6				
7				
8	TOTAL Electric (Enter Total of lines 3 thru 7)	6,789,133	-1,004,863	
9	Gas			
10	Defense Facilities			
11	Pollution Control Facilities			
12	Other			
13				
14				
15	TOTAL Gas (Enter Total of lines 10 thru 14)			
16				
17	TOTAL (Acct 281) (Total of 8, 15 and 16)	6,789,133	-1,004,863	
18	Classification of TOTAL			
19	Federal Income Tax	6,685,655	-948,728	
20	State Income Tax	103,478	-56,135	
21	Local Income Tax			

NOTES

Name of Respondent Cleveland Electric Illuminating Co. (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES _ ACCELERATED AMORTIZATION PROPERTY (Account 281) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
							1
							2
							3
						5,784,270	4
							5
							6
							7
						5,784,270	8
							9
							10
							11
							12
							13
							14
							15
							16
						5,784,270	17
							18
						5,736,927	19
						47,343	20
							21

NOTES (Continued)

Name of Respondent Cleveland Electric Illuminating Co. (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR	
			Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	1,081,092,719	-112,759,299	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	1,081,092,719	-112,759,299	
6	Non Operating Items	-1,536,589	228,420	
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	1,079,556,130	-112,530,879	
10	Classification of TOTAL			
11	Federal Income Tax	1,065,439,381	-111,609,839	
12	State Income Tax	14,116,749	-921,040	
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
							1
-72,113			169,228,892		15,659,196	814,691,611	2
							3
							4
-72,113			169,228,892		15,659,196	814,691,611	5
713,344		410.2	257,163		681,211	-170,777	6
							7
							8
641,231			169,486,055		16,340,407	814,520,834	9
							10
635,982			153,583,085		1,624,363	802,506,802	11
5,249			1,502,787		61,711	11,759,882	12
							13

NOTES (Continued)

Schedule Page: 274 Line No.: 2 Column: h

Adjustment

Debits

Account Credited (g)	Description	Debit Amount (h)
190	O&M Basis Adj. B Valley and Perry Plants	168,876
190	Book Depreciation	60,982,446
410.1	Cost of Removal	776,149
410.1	Return to Accrual Adjustment	238,194
283	Transfer to the Generating Asset Impairment	107,063,227
Total		169,228,892

Schedule Page: 274 Line No.: 2 Column: j

Adjustment

Credits

Account Debited (g)	Description	Credit Amount (j)
190	AFUDC Amortization	4,029,000
190	Accelerated Depreciation	10,625,333
281	Pollution Control Facilities	1,004,863
Total		15,659,196

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Property Tax Acceleration			
4	Tax Benefit Transfer Activity			
5	Property Tax Deferral CRG Agre	23,924,734		
6	Nuclear Fuel Trusts - Interest	18,668,412		
7	Reacquired Debt Expense - Net	20,604,472		
8	Other	362,083,335	-21,177,816	
9	TOTAL Electric (Total of lines 3 thru 8)	425,280,953	-21,177,816	
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	425,280,953	-21,177,816	
20	Classification of TOTAL			
21	Federal Income Tax	372,904,851	-20,276,381	
22	State Income Tax	52,376,102	-901,435	
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
							2
							3
							4
						23,924,734	5
						18,668,412	6
-		410.1	918,446			19,686,026	7
			13,096,681		156,262,121	484,070,959	8
			14,015,127		156,262,121	546,350,131	9
							10
							11
							12
							13
							14
							15
							16
							17
							18
			14,015,127		156,262,121	546,350,131	19
							20
			9,668,653		154,346,948	497,306,765	21
			4,346,474		1,915,173	49,043,366	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: b

Footnote	Balance at Beginning of Year (b)	Amounts Debited to Account 410.1 (c)	Debits Acct. No. (g)	Debits Amount (h)	Credits Acct. No. (i)	Credits Amount (j)	Balance at End of Year (k)
Line 8 Other - Electric:							
Bond Interest Levelized	1,739,746	(114,929)	410.1	114,929			1,509,888
Pension Plan Accrual	380,917	0					380,917
Avon 8 Decomm Loss	22,566	0					22,566
Carry Chg Gr-Up Py and BV	54,856,026	0					54,856,026
System Development Cost	2,108,600	0	410.1	115,212			1,993,388
Sale/Leaseback PUCO Def	42,092,695	0					42,092,695
AFUDC - In CWIP	4,029,000	0	282.0	4,029,000			0
Amort Py & BV Def O & M	21,169,691	0					21,169,691
Carry Chg Def CRG Agree	31,703,420	(167,007)	190.0	3,411,473			28,124,940
Savings Plan Min Contrib	671,903	(175,936)					495,967
Hedging Loss - BM - Net	6,716,610	0	410.1	482,382			6,234,228
Miscellaneous	3,851,563	(1)	410.2	362	410.1	52,369	3,903,569
FAS 109 Adjustment	181,652,720	(18,155,958)	410.1	1,167,727			162,329,035
Ohio Restructuring	11,087,878		182	3,775,596			7,312,282
ATSI Deferred Gain	0	(2,563,985)			282	49,146,525	46,582,540
					282	107,063,227	314,763,191
	362,083,335	(21,177,816)		13,096,681		156,262,121	484,070,959

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	Payable to customers for future income taxes	407.40	50,958,976		309,653,039
2	(Amortized as Benefits are Credited to Customers)				
3					
4	EPA Emission Allowance Auction Proceeds	421.30	897,500		
5					
6	Bruce Mansfield Plant Sale/Leaseback Activity	507	15,181,512	739,860	231,066,432
7	(Amortized as Benefits are Credited to Customers)				
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		67,037,988	739,860	540,719,471

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity	[redacted]	[redacted]
2	(440) Residential Sales	559,690,654	598,957,032
3	(442) Commercial and Industrial Sales	[redacted]	[redacted]
4	Small (or Comm.) (See Instr. 4)	630,840,299	617,170,031
5	Large (or Ind.) (See Instr. 4)	511,761,180	508,585,131
6	(444) Public Street and Highway Lighting	18,513,344	18,435,819
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	1,720,805,477	1,743,148,013
11	(447) Sales for Resale	119,683,486	63,544,376
12	TOTAL Sales of Electricity	1,840,488,963	1,806,692,389
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	1,840,488,963	1,806,692,389
15	Other Operating Revenues	[redacted]	[redacted]
16	(450) Forfeited Discounts	4,263,548	3,120,432
17	(451) Miscellaneous Service Revenues	1,021,997	2,959,417
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	5,084,327	9,179,361
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	21,930,911	27,610,115
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	32,300,783	42,869,325
27	TOTAL Electric Operating Revenues	1,872,789,746	1,849,561,714

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
5,060,993	5,278,117	667,833	667,670	2
				3
6,655,965	6,508,752	70,175	69,200	4
8,320,520	8,068,911	4,908	5,271	5
166,802	165,841	237	216	6
				7
				8
				9
20,204,280	20,021,621	743,158	742,357	10
4,631,682	2,607,480	5	5	11
24,835,962	22,629,101	743,163	742,362	12
				13
24,835,962	22,629,101	743,163	742,362	14

Line 12, column (b) includes $ -18,002,829 of unbilled revenues.

Line 12, column (d) includes -124,450 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Service:					
2	Residential	5,056,189	562,143,014	624,818	8,092	0.1112
3	General Service	40,367	5,556,946	5,197	7,767	0.1377
4	Large Commercial	5	575	1	5,000	0.1150
5	Small General Service	67	8,770	1	67,000	0.1309
6	Outdoor Lighting	4,946	826,239			0.1671
7	Unbilled Residential	-40,581	-8,844,890			0.2180
8	Total	5,060,993	559,690,654	630,017	8,033	0.1106
9	Commercial Service:					
10	Residential	82	9,707	5	16,400	0.1184
11	General Commercial	85,655	5,675,202	93	921,022	0.0663
12	Large Commercial	83,494	8,103,593	58	1,439,552	0.0971
13	Industrial	353,885	25,608,956	23	15,386,304	0.0724
14	Medium General Service	1,272,589	123,496,620	776	1,639,934	0.0970
15	All Electric Large General Servic	279,507	23,202,871	365	765,773	0.0830
16	Low Load Factor	1,565	513,769			0.3283
17	Outdoor Lighting/Outdoor Night Li	57,372	9,207,785			0.1605
18	Emergency	262	28,745	3	87,333	0.1097
19	Small/Large School	204,479	21,018,065	360	567,997	0.1028
20	General Service	1,550,028	128,962,819	50,796	30,515	0.0832
21	Electric Space Conditioning	46,325	3,742,465			0.0808
22	Process Heating	9,009	698,056			0.0775
23	Small General Service	1,772,932	210,681,717	7,110	249,358	0.1188
24	Large General Service	981,788	73,258,491	94	10,444,553	0.0746
25	Unbilled Commercial	-43,007	-3,368,561			0.0783
26	Total	6,655,965	630,840,300	59,683	111,522	0.0948
27	Industrial Service:					
28	General Commercial	20,909	1,350,905	17	1,229,941	0.0646
29	General Service	32,591	3,825,105	1,215	26,824	0.1174
30	Electric Space Conditioning	358,521	29,560,087			0.0825
31	Process Heating	709,619	44,594,964			0.0628
32	Large Commercial	32,658	3,066,097	35	933,086	0.0939
33	Small General Service	418,857	48,706,683	1,628	257,283	0.1163
34	All Electric Large General Servic	311,801	22,083,306	128	2,435,945	0.0708
35	Industrial	546,711	36,511,203	42	13,016,929	0.0668
36	Medium General Service	910,970	96,356,168	549	1,659,326	0.1058
37	Large Industrial	3,090,275	107,231,649	12	257,522,917	0.0347
38	Large General Service	1,917,094	121,966,904	143	13,406,252	0.0636
39	Low Load Factor	3,163	893,928			0.2826
40	Outdoor Lighting/Outdoor Night Li	8,213	1,403,559			0.1709
41	TOTAL Billed	20,328,730	1,738,808,307	693,754	29,303	0.0855
42	Total Unbilled Rev.(See Instr. 6)	-124,450	-18,002,829	0	0	0.1447
43	TOTAL	20,204,280	1,720,805,478	693,754	29,123	0.0851

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Unbilled Industrial	-40,862	-5,789,378			0.1417
2	Total	8,320,520	511,761,180	3,769	2,207,620	0.0615
3	Public Service & Highway Lighting	166,802	18,513,344	285	585,270	0.1110
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	20,328,730	1,738,808,307	693,754	29,303	0.0855
42	Total Unbilled Rev.(See Instr. 6)	-124,450	-18,002,829	0	0	0.1447
43	TOTAL	20,204,280	1,720,805,478	693,754	29,123	0.0851

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

Schedule Page: 304 Line No.: 41 Column: c

Cleveland Electric Illuminating
Year: 2000

Estimated Fuel Revenue Included in Total Revenue on p. 304 due to Fuel Adjustment Clause

Residential Service:	
Residential	$70,382,150
General Service	$ 561,915
Large Commercial	$ 62
Small General Service	$ 935
Outdoor Lighting	$ 68,844
Commercial Service:	
Residential	$ 1,136
General Commercial	$ 1,192,321
Large Commercial	$ 1,162,243
Industrial	$ 4,926,088
Medium General Service	$17,714,435
All Electric Large General Service	$ 3,890,733
Low Load Factor	$ 21,781
Outdoor Lighting/Outdoor Night Lighting	$ 798,623
Emergency	$ 3,649
Small/Large School	$ 2,846,343
General Service	$21,576,390
Electric Space Conditioning	$ 644,845
Process Heating	$ 125,408
Small General Service	$24,679,217
Large General Service	$13,666,489
Industrial Service:	
General Commercial	$ 291,053
General Service	$ 453,671
Electric Space Conditioning	$ 4,990,606
Process Heating	$ 9,877,898
Large Commercial	$ 454,600
Small General Service	$ 5,830,485
All Electric Large General Service	$ 4,340,274
Industrial	$ 7,610,216
Medium General Service	$12,680,707
Large Industrial	$43,016,625
Large General Service	$ 26,685,947
Low Load Factor	$ 44,030
Outdoor Lighting/Outdoor Night Lighting	$ 114,325
Public Service & Highway Lighting	$ 2,321,884
Total	$282,975,928

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

Duplicate Customers Excluded from Totals in Columns d and e:

	Average Number of Customers (d)	KWH of Sales (e)
Residential Service:		
Outdoor Lighting	3,655	1,353
Commercial Service:		
Low Load Factor	205	7,634
Outdoor Lighting/Outdoor Night Lighting	13,255	4,328
Electric Space Conditioning	129	359,109
Process Heating	20	450,450
Industrial Service:		
Electric Space Conditioning	16	22,407,563
Process Heating	38	18,674,184
Low Load Factor	288	10,983
Outdoor Lighting/Outdoor Night Lighting	1,188	6,913
Total	18,794	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for long-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Cleveland Public Power	RQ	12	282.2	282.2	281.5
2	Wellsboro	RQ		18.5	18.5	18.5
3						
4	FirstEnergy Corp. [redacted]	OS	[redacted]	NA	NA	NA
5	Ohio Edison Company [redacted]	OS	[redacted]	NA	NA	NA
6	Pennsylvania Power Co. [redacted]	OS	[redacted]	NA	NA	NA
7	The Toledo Edison Company [redacted]	OS	[redacted]	NA	NA	NA
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
201		382,835		382,835	1
122,376		3,406,099		3,406,099	2
					3
4,467,746		115,177,087		115,177,087	4
13,773		236,716		236,716	5
15,959		303,870		303,870	6
11,627		176,879		176,879	7
					8
					9
					10
					11
					12
					13
					14
122,577	0	3,788,934	0	3,788,934	
4,509,105	0	115,894,552	0	115,894,552	
4,631,682	**0**	**119,683,486**	**0**	**119,683,486**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 4 Column: a

Associated Company.

Schedule Page: 310 Line No.: 4 Column: b

Applies to all OS Statistical Classification Codes in this column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 310 Line No.: 4 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 310 Line No.: 5 Column: a

Associated Company.

Schedule Page: 310 Line No.: 5 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 6 Column: a

Associated Company.

Schedule Page: 310 Line No.: 6 Column: c

FirstEnergy Joint Dispatch Agreement

Schedule Page: 310 Line No.: 7 Column: a

Associated Company.

Schedule Page: 310 Line No.: 7 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	13,083,409	11,631,197
5	(501) Fuel	113,301,346	176,824,624
6	(502) Steam Expenses	14,710,603	17,613,748
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	2,545,866	2,926,728
10	(506) Miscellaneous Steam Power Expenses	6,491,303	12,759,925
11	(507) Rents	45,709,737	45,658,624
12	(509) Allowances	1,522,342	965,933
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	197,364,606	268,380,779
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	1,212,707	2,030,658
16	(511) Maintenance of Structures	1,873,977	3,369,964
17	(512) Maintenance of Boiler Plant	35,825,079	29,233,797
18	(513) Maintenance of Electric Plant	5,521,378	4,154,916
19	(514) Maintenance of Miscellaneous Steam Plant	5,555,392	4,868,805
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	49,988,533	43,658,140
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	247,353,139	312,038,919
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	25,000,693	23,261,191
25	(518) Fuel	56,510,478	51,983,501
26	(519) Coolants and Water	1,606,654	1,345,727
27	(520) Steam Expenses	9,150,482	11,199,749
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	938,031	649,223
31	(524) Miscellaneous Nuclear Power Expenses	46,910,194	42,619,778
32	(525) Rents	36,091	41,477
33	TOTAL Operation (Enter Total of lines 24 thru 32)	140,152,623	131,100,646
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	13,366,102	10,547,393
36	(529) Maintenance of Structures	2,666,466	2,492,126
37	(530) Maintenance of Reactor Plant Equipment	12,009,082	10,586,569
38	(531) Maintenance of Electric Plant	5,810,405	3,265,577
39	(532) Maintenance of Miscellaneous Nuclear Plant	15,630,984	10,479,554
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	49,483,039	37,371,219
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	189,635,662	168,471,865
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	62,450	1,036,143
45	(536) Water for Power		10,000
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses	1,465,165	331,065
48	(539) Miscellaneous Hydraulic Power Generation Expenses	241,953	153,851
49	(540) Rents		-14,738
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	1,769,568	1,536,321

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering	35,030	43,383
54	(542) Maintenance of Structures		6,133
55	(543) Maintenance of Reservoirs, Dams, and Waterways	14,675	110,844
56	(544) Maintenance of Electric Plant	-19,097	118,655
57	(545) Maintenance of Miscellaneous Hydraulic Plant	1,912,978	72,322
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	1,943,586	351,337
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	3,713,154	1,917,658
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	-1,890	577
63	(547) Fuel	306,419	291
64	(548) Generation Expenses	9,271,565	657,364
65	(549) Miscellaneous Other Power Generation Expenses	44,015	10,891
66	(550) Rents	16,647	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	9,636,756	669,123
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures	413	
71	(553) Maintenance of Generating and Electric Plant	1,780,307	1,907,711
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	17,574	12,215
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	1,798,294	1,919,926
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	11,435,050	2,589,049
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	228,170,266	183,299,750
77	(556) System Control and Load Dispatching	1,152,253	2,819,803
78	(557) Other Expenses	1,495,943	406,586
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	230,818,462	186,526,139
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	682,955,467	671,543,630
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	621,000	1,946,086
84	(561) Load Dispatching	533,578	1,201,853
85	(562) Station Expenses	446,540	2,237,903
86	(563) Overhead Lines Expenses	173,163	543,656
87	(564) Underground Lines Expenses	2,452	84,704
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	14,660,978	1,754,452
90	(567) Rents	3,111,996	5,965,220
91	TOTAL Operation (Enter Total of lines 83 thru 90)	19,549,707	13,733,874
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	-69,215	202,768
94	(569) Maintenance of Structures	991,095	2,204,413
95	(570) Maintenance of Station Equipment	487,943	544,041
96	(571) Maintenance of Overhead Lines	1,818,945	1,741,381
97	(572) Maintenance of Underground Lines	129,995	619,600
98	(573) Maintenance of Miscellaneous Transmission Plant	6,754	58,937
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	3,365,517	5,371,140
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	22,915,224	19,105,014
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	6,709,943	6,780,241

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	2,076,176	2,335,528
106	(582) Station Expenses	739,353	659,232
107	(583) Overhead Line Expenses	820,447	978,966
108	(584) Underground Line Expenses	937,065	396,485
109	(585) Street Lighting and Signal System Expenses	36,131	30,296
110	(586) Meter Expenses	362,237	21,642
111	(587) Customer Installations Expenses	582,248	1,029,484
112	(588) Miscellaneous Expenses	10,321,616	10,249,920
113	(589) Rents	-101,124	-13,194
114	TOTAL Operation (Enter Total of lines 103 thru 113)	22,484,092	22,468,600
115	Maintenance		
116	*(590) Maintenance Supervision and Engineering*	455,696	172,572
117	(591) Maintenance of Structures	4,023,886	2,523,831
118	(592) Maintenance of Station Equipment	164,189	112,918
119	(593) Maintenance of Overhead Lines	24,669,899	25,071,034
120	(594) Maintenance of Underground Lines	2,541,218	3,528,900
121	(595) Maintenance of Line Transformers	440,118	492,653
122	(596) Maintenance of Street Lighting and Signal Systems	1,502,140	1,498,604
123	(597) Maintenance of Meters	2,495,623	2,620,662
124	(598) Maintenance of Miscellaneous Distribution Plant	786,075	1,437,451
125	*TOTAL Maintenance (Enter Total of lines 116 thru 124)*	37,078,844	37,458,625
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	59,562,936	59,927,225
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	3,397,305	3,635,539
130	(902) Meter Reading Expenses	4,264,141	4,571,594
131	(903) Customer Records and Collection Expenses	15,743,594	17,261,836
132	(904) Uncollectible Accounts	25,815,588	18,335,530
133	(905) Miscellaneous Customer Accounts Expenses	2,006,815	891,439
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	51,227,443	44,745,938
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	150,236	1,809,673
138	(908) Customer Assistance Expenses	857,744	5,745,166
139	(909) Informational and Instructional Expenses	15	3,825
140	(910) Miscellaneous Customer Service and Informational Expenses	-138,337	1,046,403
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	869,658	8,605,067
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	10,107,610	12,059,190
146	(913) Advertising Expenses	3,181,912	2,336,306
147	(916) Miscellaneous Sales Expenses	319,739	555,265
148	*TOTAL Sales Expenses (Enter Total of lines 144 thru 147)*	13,609,261	14,950,761
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	17,976,931	16,109,574
152	(921) Office Supplies and Expenses	17,136,845	17,473,838
153	(Less) (922) Administrative Expenses Transferred-Credit	4,015,965	3,591,846

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	3,771,890	5,694,258
156	(924) Property Insurance	-2,449,918	18,165
157	(925) Injuries and Damages	4,153,608	4,630,454
158	(926) Employee Pensions and Benefits	32,643,193	18,317,586
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	7,299,622	2,327,338
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	2	-154
163	(930.2) Miscellaneous General Expenses	31,183,593	30,814,119
164	(931) Rents	2,130,262	3,249,614
165	TOTAL Operation (Enter Total of lines 151 thru 164)	109,830,063	95,042,946
166	Maintenance		
167	(935) Maintenance of General Plant	1,483,202	3,103,177
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	111,313,265	98,146,123
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	942,453,254	917,023,758

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.
2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.
3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	1,608
3. Total Part-Time and Temporary Employees	8
4. Total Employees	1,616

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Cleveland Public Power	RQ	12	282.2	282.2	281.5
2						
3	FirstEnergy Corp [redacted]	OS [redacted]	[redacted]	NA	NA	NA
4	Ohio Edison Company [redacted]	OS	[redacted]	NA	NA	NA
5	Pennsylvania Power Co. [redacted]	OS	[redacted]	NA	NA	NA
6	The Toledo Edison Company [redacted]	OS	[redacted]	NA	NA	NA
7	MM Cuyahoga Energy, LLC	OS		NA	NA	NA
8	PJM Interconnection Association	OS		NA	NA	NA
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
21,443				293,047		293,047	1
							2
1,205,000				62,955,199		62,955,199	3
1,428,570				20,870,004		20,870,004	4
2,216,957				32,571,719		32,571,719	5
1,332,144				106,832,733		106,832,733	6
25,245				557,930		557,930	7
122,376				4,089,634		4,089,634	8
							9
							10
							11
							12
							13
							14
6,351,735				228,170,266		228,170,266	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 3 Column: a

Associated Company.

Schedule Page: 326 Line No.: 3 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 326 Line No.: 3 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 326 Line No.: 4 Column: a

Associated Company.

Schedule Page: 326 Line No.: 4 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 5 Column: a

Associated Company.

Schedule Page: 326 Line No.: 5 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 6 Column: a

Associated Company.

Schedule Page: 326 Line No.: 6 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Cleveland Public Power	PASNY	Cleveland Public Power	OS
2	Cleveland Public Power	Cincinnati Gas & Electric	Cleveland Public Power	OS
3	Cleveland Public Power	Eastern Kentucky Power Coop	Cleveland Public Power	OS
4	Cleveland Public Power	Ohio Power Co.	Cleveland Public Power	OS
5	American Municipal Power - Ohio	Unspecified	Unspecified	OS
6	FirstEnergy Corp.	Unspecified	Unspecified	OS
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - *for other service.* Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.
AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
				352	352	1
				550	550	2
				330	330	3
				890	890	4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	2,122	2,122	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	604,736		604,736	1
	944,900		944,900	2
	575,940		575,940	3
	1,302,406		1,302,406	4
	360,780		360,780	5
	6,208,323		6,208,323	6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	9,997,085	0	9,997,085	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 6 Column: a

Associated Company.

Schedule Page: 328 Line No.: 6 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328 Line No.: 6 Column: i

No MWH's physically came in or left the Company's system.

Schedule Page: 328 Line No.: 6 Column: j

No MWH's physically came in or left the Company's system.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	385,930
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	1,460,067
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	1,614,708
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Administrative and General Expenses - General	-343,226
7	Administrative Costs for Board of Directors	61,041
8	Directors Fees and Expenses	231,903
9	Area Development	170,310
10	Bank Service Charges and Commitment Fees	1,671,293
11	Casualty Insurance Amortization	-115,780
12	Civic and Political Activity	124,608
13	Community Service Activity	44,025
14	Distributed Labor Costs - Other	6,880
15	Memberships - Civic	149,698
16	Memberships - Industrial Associations	13,090
17	Ohio Consumers Counsel	665,535
18	PUCO - Division of Forecasting	89,046
19	Sales Tax Paid	6,511
20	Software Related Costs Value Based Management System	1,133,906
21	Transfer of Charges between Administrative and	
22	General Expenses and Other Work in Progress	-96,283
23	*Miscellaneous Administrative and General Expenses*	
24	for Jointly Owned Base Load Units:	
25	FENOC - Company's portion of	
26	Beaver Valley Power Station	3,939,285
27	Ohio Edison Company - Company's portion of	
28	Sammis Plant	1,393,797
29	Pennsylvania Power Company - Company's portion of	
30	Bruce Mansfield Plant	3,215,386
31	Toledo Edison Company - Company's portion of	
32	Davis-Besse Power Station	15,354,904
33	All Others (5 Items)	6,959
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	31,183,593

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electrc Illuminatin ; Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) though (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant	38,278,838	2,342,663		40,621,501
3	Nuclear Production Plant	323,685,585	6,223,164		329,903,749
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage	1,326,007			1,326,007
6	Other Production Plant	147,551			147,551
7	Transmission Plant	12,483,946	122,019		12,605,965
8	Distribution Plant	39,646,825	65,971		39,712,796
9	General Plant	3,845,607	630,478		4,476,085
10	Common Plant-Electric				
11	TOTAL	419,414,359	9,384,295		428,798,654

B. Basis for Amortization Charges

Column C represents amortization of the cost of the following:

Leasehold improvements over the life of the lease; Davis Besse intangible engineering costs over the remaining life; software costs amorized over a seven year period; and AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

No change in basis or method of amortization has been made from the preceding year.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2	Seneca Plant Acquisition Adjustment, Contra Account	
3	Charged is Account 115; Amortization Period is	
4	June 2000 through December 2020	858,177
5		
6	Total 425	858,177
7		
8	Miscellaneous Income Deductions	
9	Donations (Account 426.1)	
10	Civic	85,093
11	Conservation Programs	390,084
12	Customer Assistance Programs	-143,945
13	School Activities	72,268
14	Special Programs	109,176
15	All Others (4 Items)	50,511
16		
17	Total 426.1	563,187
18		
19	Life Insurance (Account 426.2)	
20		
21	Penalties (Account 426.3) 9 items	524
22		
23	Total 426.3	524
24		
25	Expenditures for Certain Civic, Political, and	
26	Related Activities (Account 426.4)	
27	Salary and Expenses of Employees who are	
28	Registerd Lobbyists	395,729
29	All Others (3 Items)	29,673
30		
31	Total 426.4	425,402
32		
33	Other Deductions (Account 426.5)	
34	Accounts Receivable Financing Sale Costs	19,219,786
35	Sale of M&S Inventory	3,432,344
36	All Others (7 Items)	43,243
37		
38	Total 426.5	22,695,373
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Interest on Debt to Associated Companies	
2	(Account 430)	
3	FirstEnergy Corp. -	
4	Notes Payable - 5.81% - 6.65%	1,660,018
5	Ohio Edison Company -	
6	Notes Payable - 5.91% - 6.65%	1,712,405
7	Toledo Edison Company	
8	Notes Payable - 6.68% - 8.18%	3,880
9		
10	Total 430	3,376,303
11		
12	Other Interest Expense (Account 431)	
13	Customer Deposits - 5.00%	1,227,538
14	Capital Lease Interest - 9.50%	688,329
15	Eastlake Tax Settlement - 2.70% - 3.05%	283,634
16	All Others (3 Items)	1,807
17		
18	Total 431	2,201,308
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Regulatory Commission Fees				
2	A) *Public Utilities Commission of Ohio*	2,163,289		2,163,289	
3	B) Federal Energy Regulatory Commission	84,376		84,376	
4					
5	2) Restructuring Transition Costs		5,032,307	5,032,307	
6					
7	*3) Miscellaneous*		19,650	19,650	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	2,247,665	5,051,957	7,299,622	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
Electric	928	2,163,289					2
Electric	928	84,376					3
							4
Electric	928	5,032,307					5
							6
Electric	928	19,650					7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		7,299,622					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
(1) Generation
a. hydroelectric
i. Recreation fish and wildlife
ii Other hydroelectric
b. Fossil-fuel steam
c. Internal combustion or gas turbine
d. Nuclear
e. Unconventional generation
f. Siting and heat rejection
(3) Transmission
a. Overhead
b. Underground
(4) Distribution
(5) Environment (other than equipment)
(6) Other (Classify and include items in excess of $5,000.)
(7) Total Cost Incurred
B. Electric, R, D & D Performed Externally:
(1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2	(1) Generation	*Eastlake Unit #3 Combustion Optimization*
3		Eastlake Unit #5 Precipitator Improvements
4		
5		
6	(5) Environment	Forced Oxidation Gypsum (FOG)
7		High Carbon Flyash
8		
9	B. Electric R, D & D Performed Externally	
10	(1) Research Support to the Electric	EPRI - Research Subscription
11	Power Research Institute	EPRI - Research Subscription
12		EPRI - Research Subscription
13		
14		
15		EPRI - Clean Coal "Real Options" Project
16		EPRI - Combustion Turbine Operations Training
17		EPRI - Maintenance Rule Users Group
18		EPRI - Motor Operated Valve Performance Prediction
19		EPRI - Opacity Reduction Study
20		EPRI - Repair & Replacement Center Membership
21		EPRI - Revision of Ambient Iron Water Quality Study
22		EPRI - Seismic Equipment Qualification
23		EPRI - Steubenville Monitoring / PM 2.5 Specification
24		EPRI - Technical Management Best Practices
25		EPRI - Miscellaneous under $5,000 (6)
26		
27	(3) Research Support to Nuclear Power Group	BWR - VIP Materials Research for Components
28		
29		
30		
31		
32		
33		
34		
35		
36	Total	
37		
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.

4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)

5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.

6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."

7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No.
					1
480		10711	480		2
106,953	3,091	10610	110,044		3
					4
					5
47,316		10711	47,316		6
-150		18810	-150		7
					8
					9
	548,973	93081	548,973		10
	388,085	92110	388,085		11
	27,155	55710	27,155		12
					13
					14
	6,900	92110	6,900		15
	20,127	92110	20,127		16
	14,400	52410	14,400		17
	7,500	51710	7,500		18
	-112,100	18810	-112,100		19
	12,500	51710	12,500		20
	8,198	92110	8,198		21
	7,500	52410	7,500		22
	16,395	92110	16,395		23
	11,736	92110	11,736		24
	8,927	92110	8,927		25
					26
	73,867	52410	73,867		27
					28
					29
					30
					31
					32
					33
					34
					35
154,599	1,043,254		1,197,853		36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	18,447,861		
4	Transmission	465,608		
5	Distribution	8,279,398		
6	Customer Accounts	7,807,282		
7	Customer Service and Informational	19,912		
8	Sales	15,008		
9	Administrative and General	2,747,693		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	37,782,762		
11	Maintenance			
12	Production	12,986,408		
13	Transmission	1,010,198		
14	Distribution	15,607,440		
15	Administrative and General	291,807		
16	TOTAL Maint. (Total of lines 12 thru 15)	29,895,853		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	31,434,269		
19	Transmission (Enter Total of lines 4 and 13)	1,475,806		
20	Distribution (Enter Total of lines 5 and 14)	23,886,838		
21	Customer Accounts (Transcribe from line 6)	7,807,282		
22	Customer Service and Informational (Transcribe from line 7)	19,912		
23	Sales (Transcribe from line 8)	15,008		
24	Administrative and General (Enter Total of lines 9 and 15)	3,039,500		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	67,678,615	17,335,188	85,013,803
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	*Customer Accounts*			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	67,678,615	17,335,188	85,013,803
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	9,564,011	2,449,724	12,013,735
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	9,564,011	2,449,724	12,013,735
69	Plant Removal (By Utility Departments)			
70	Electric Plant	567,219	145,287	712,506
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	567,219	145,287	712,506
74	Other Accounts (Specify):			
75	Non-Utility Plants	266,245		266,245
76	Jobbing Contract & Preliminary Survey	1,019,469		1,019,469
77	Other Income	488		488
78	Clearing	19,930,199	-19,930,199	
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	21,216,401	-19,930,199	1,286,202
96	TOTAL SALARIES AND WAGES	99,026,246		99,026,246

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	10,912,054
4	Nuclear	9,510,089
5	Hydro-Conventional	
6	Hydro-Pumped Storage	365,950
7	Other	3,526
8	*Less Energy for Pumping*	490,366
9	Net Generation (Enter Total of lines 3 through 8)	20,301,253
10	Purchases	6,351,735
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	2,122
17	Delivered	2,122
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	26,652,988

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	20,204,280
23	Requirements Sales for Resale (See instruction 4, page 311.)	122,577
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	4,509,105
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	37,787
27	Total Energy Losses	1,779,239
28	*TOTAL (Enter Total of Lines 22 Through 27)* (MUST EQUAL LINE 20)	26,652,988

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly *maximum megawatt Load (60-minute integration)* associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	Day of Month (e)	Hour (f)
29	January	2,176,209	235,620	3,488	27	6PM - 7PM
30	February	2,122,681	325,695	3,314	1	6PM - 7PM
31	March	2,182,352	355,850	3,217	16	1PM - 2PM
32	April	1,934,888	301,948	3,092	11	9AM -10AM
33	May	2,222,337	357,858	3,858	9	2PM - 3PM
34	June	2,207,561	264,406	4,280	14	1PM - 2PM
35	July	2,143,699	304,837	3,747	27	1PM - 2PM
36	August	2,396,890	443,076	4,027	31	2PM - 3PM
37	September	2,110,477	266,952	4,034	1	1PM - 2PM
38	October	2,198,216	375,892	3,147	2	12PM -1PM
39	November	2,376,380	683,760	3,356	20	5PM - 6PM
40	December	2,581,298	593,211	3,519	19	6PM - 7PM
41	TOTAL	26,652,988	4,509,105			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a *therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct.* 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Ashtabula* (b)	Plant Name: *W. H. Sammis #7* (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam	Steam
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional	Conventional
3	Year Originally Constructed	1953	1971
4	Year Last Unit was Installed	1958	1971
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	388.00	212.00
6	Net Peak Demand on Plant - MW (60 minutes)	258	202
7	Plant Hours Connected to Load	6256	5453
8	Net Continuous Plant Capability (Megawatts)	376	187
9	When Not Limited by Condenser Water	376	187
10	When Limited by Condenser Water	375	187
11	Average Number of Employees	91	0
12	Net Generation, Exclusive of Plant Use - KWh	1145487000	862110000
13	Cost of Plant: Land and Land Rights	426117	1288257
14	Structures and Improvements	33638653	25696475
15	Equipment Costs	164515705	153035790
16	Total Cost	198580475	180020522
17	Cost per KW of Installed Capacity (line 5)	511.8053	849.1534
18	Production Expenses: Oper, Supv, & Engr	1754681	706501
19	Fuel	18935619	9840433
20	Coolants and Water (Nuclear Plants Only)	0	0
21	Steam Expenses	1508281	337049
22	Steam From Other Sources	0	0
23	Steam Transferred (Cr)	0	0
24	Electric Expenses	958314	115771
25	Misc Steam (or Nuclear) Power Expenses	808736	847081
26	Rents	0	0
27	Allowances	147152	184097
28	Maintenance Supervision and Engineering	56996	405614
29	Maintenance of Structures	683318	27701
30	Maintenance of Boiler (or reactor) Plant	3357087	3234866
31	Maintenance of Electric Plant	1954142	1434896
32	Maintenance of Misc Steam (or Nuclear) Plant	891724	602288
33	Total Production Expenses	31056050	17736297
34	Expenses per Net KWh	0.0271	0.0206

Line No.	Item (a)	(b) Coal	(b) Oil	(b) Total	(c) Coal	(c) Oil	(c) Total
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Oil	Total	Coal	Oil	Total
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Tons	BBL		Tons	BBL	
37	*Quantity (units) of Fuel Burned*	701498	8072	0	339672	1699	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	9173	138963	0	12042	138913	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	25.270	40.560	0.000	28.880	34.590	0.000
40	Average Cost of Fuel per Unit Burned	25.997	40.559	0.000	28.946	4.819	0.000
41	Average Cost of Fuel Burned per Million BTU	1.417	6.949	0.000	1.202	0.826	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.016	0.000	0.000	0.011
43	Average BTU per KWh Net Generation	0.000	0.000	11276.000	0.000	0.000	9497.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. *Production expenses do not include* Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, *report each as a separate plant.* However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Bruce Mansfield* (d)			Plant Name: *Beaver Valley #2* (e)			Plant Name: *Perry #1* (f)			Line No.
		Steam			Nuclear			Nuclear	1
		Conventional			Conventional			Conventional	2
		1976			1987			1987	3
		1980			1987			1987	4
		511.00			217.00			561.00	5
		503			210			579	6
		8779			7805			8507	7
		483			201			535	8
		483			201			535	9
		483			201			524	10
		0			0			861	11
		3302129000			1524201000			4523427000	12
		3322826			0			1351839	13
		2727926			0			90283051	14
		65372767			1675600			521547580	15
		71423519			1675600			613182470	16
		139.7721			7.7217			1093.0169	17
		2322195			4279595			8094865	18
		33655528			7150754			23813677	19
		0			283139			528567	20
		8085031			1571687			2977517	21
		0			0			0	22
		0			0			0	23
		362239			-13835			7240	24
		1642297			11591409			17705550	25
		45709737			20104			15987	26
		97976			0			0	27
		433280			1675752			938592	28
		52713			62980			138788	29
		4085101			1130754			4646450	30
		191238			1829066			814087	31
		1498336			7502967			3543144	32
		98135671			37084372			63224464	33
		0.0297			0.0243			0.0140	34
Coal	Oil	Total	Nuclear			Nuclear			35
Tons	BBL		MMBTU			MMBTU			36
1361231	5820	0	16521453	0	0	47170629	0	0	37
12390	138525	0	0	0	0	0	0	0	38
23.440	30.460	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
24.594	30.510	0.000	0.433	0.000	0.000	0.505	0.000	0.000	40
0 992	5.244	0.000	0.433	0.000	0.000	0.505	0.000	0.000	41
0 000	0.000	0.010	0.005	0.000	0.000	0.005	0.000	0.000	42
0 000	0.000	10226.000	10839.000	0.000	0.000	10428.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Davis-Besse #1* (b)	Plant Name: *Unseg Nuclear Chgs* (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Nuclear	
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional	
3	Year Originally Constructed	1977	
4	Year Last Unit was Installed	1977	
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	475.00	0.00
6	Net Peak Demand on Plant - MW (60 minutes)	465	0
7	Plant Hours Connected to Load	7626	0
8	Net Continuous Plant Capability (Megawatts)	454	0
9	When Not Limited by Condenser Water	454	0
10	When Limited by Condenser Water	449	0
11	Average Number of Employees	0	0
12	Net Generation, Exclusive of Plant Use - KWh	3462461000	0
13	Cost of Plant: Land and Land Rights	1132687	0
14	Structures and Improvements	34760576	0
15	Equipment Costs	172539276	0
16	Total Cost	208432539	0
17	Cost per KW of Installed Capacity (line 5)	438.8053	0.0000
18	Production Expenses: Oper, Supv, & Engr	12626233	0
19	Fuel	15268473	10277574
20	Coolants and Water (Nuclear Plants Only)	794948	0
21	Steam Expenses	4601278	0
22	Steam From Other Sources	0	0
23	Steam Transferred (Cr)	0	0
24	Electric Expenses	944626	0
25	Misc Steam (or Nuclear) Power Expenses	17613235	0
26	Rents	0	0
27	Allowances	0	0
28	Maintenance Supervision and Engineering	10751758	0
29	Maintenance of Structures	2464698	0
30	Maintenance of Boiler (or reactor) Plant	6231878	0
31	Maintenance of Electric Plant	3167252	0
32	Maintenance of Misc Steam (or Nuclear) Plant	4584873	0
33	Total Production Expenses	79049252	10277574
34	Expenses per Net KWh	0.0228	0.0000

Line No.	Item (a)	(b)			(c)		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear					
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	MMBTU					
37	Quantity (units) of Fuel Burned	37070852	0	0	0	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	0.412	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	0.412	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.004	0.000	0.000	0.000	0.000	0.000
43	Average BTU per KWh Net Generation	10707.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. *Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses.* 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, *if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant.* 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Eastlake* (d)	Plant Name: *Lake Shore* (e)	Plant Name: *Lake Shore G.T.* (f)	Line No.
Steam	Steam	Gas Turbine	1
Conventional	Conventional	Conventional	2
1953	1962	1966	3
1972	1962	1966	4
1257.00	256.00	4.00	5
1206	240	4	6
8784	8043	102	7
1233	245	4	8
1233	245	4	9
1222	243	4	10
224	43	0	11
5257262000	345066000	414000	12
1510418	2280261	0	13
80799645	22998394	0	14
619357369	81270952	437738	15
701667432	106549607	437738	16
558.2080	416.2094	109.4345	17
7157861	1142171	-136	18
62275596	7419569	2849	19
0	0	0	20
3768675	1011567	0	21
0	0	0	22
0	0	0	23
1689716	137425	13311	24
2189746	1003443	2804	25
0	0	2	26
1061308	31809	0	27
291034	25783	0	28
1101717	8528	30	29
20930883	4217142	0	30
3411479	231130	9560	31
1968477	594567	1268	32
105846492	15823134	29688	33
0.0201	0.0459	0.0717	34

(d)	(d)	(d)	(e)	(e)	(e)	(f)	(f)	(f)	Line No.
Coal	Oil	Total	Coal	Oil	Total	Oil			35
Tons	BBL		Tons	BBL		BBL			36
2383720	35509	0	236590	8104	0	576	0	0	37
11326	138250	0	9202	138283	0	138540	0	0	38
24.450	30.170	0.000	26.510	51.940	0.000	51.940	0.000	0.000	39
25.676	30.169	0.000	29.455	55.636	0.000	4.946	0.000	0.000	40
1.133	5.196	0.000	1.600	9.579	0.000	0.850	0.000	0.000	41
0.000	0.000	0.012	0.000	0.000	0.022	0.007	0.000	0.000	42
0.000	0.000	10312.000	0.000	0.000	12754.000	8098.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one *fuel is burned in a plant furnish only the composite heat rate for all fuels burned.*

Line No.	Item (a)	Plant Name: *Eastlake G. T.* (b)	Plant Name: *Unseg Fuel Charge* (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Gas Turbine	
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional	
3	Year Originally Constructed	1973	
4	Year Last Unit was Installed	1973	
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	32.00	0.00
6	Net Peak Demand on Plant - MW (60 minutes)	29	0
7	*Plant Hours Connected to Load*	123	0
8	Net Continuous Plant Capability (Megawatts)	29	0
9	When Not Limited by Condenser Water	29	0
10	When Limited by Condenser Water	24	0
11	Average Number of Employees	0	0
12	Net Generation, Exclusive of Plant Use - KWh	1445000	0
13	Cost of Plant: Land and Land Rights	0	0
14	Structures and Improvements	0	0
15	Equipment Costs	4285035	0
16	Total Cost	4285035	0
17	Cost per KW of Installed Capacity (line 5)	133.9073	0.0000
18	Production Expenses: Oper, Supv, & Engr	-1754	0
19	Fuel	112426	-18825399
20	Coolants and Water (Nuclear Plants Only)	0	0
21	Steam Expenses	0	0
22	Steam From Other Sources	0	0
23	Steam Transferred (Cr)	0	0
24	Electric Expenses	123308	0
25	Misc Steam (or Nuclear) Power Expenses	36075	0
26	Rents	20	0
27	Allowances	0	0
28	Maintenance Supervision and Engineering	0	0
29	Maintenance of Structures	383	0
30	Maintenance of Boiler (or reactor) Plant	0	0
31	Maintenance of Electric Plant	69240	0
32	Maintenance of Misc Steam (or Nuclear) Plant	16306	0
33	Total Production Expenses	356004	-18825399
34	Expenses per Net KWh	0.2464	0.0000

Line No.	Item (a)	(b)			(c)		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Oil					
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	BBL					
37	Quantity (units) of Fuel Burned	4976	0	0	0	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	138273	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	27.790	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	22.594	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	3.890	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.078	0.000	0.000	0.000	0.000	0.000
43	Average BTU per KWh Net Generation	19998.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 402 Line No.: 5 Column: c

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: d

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: e

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 5 Column: f

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 10 Column: f

Limited by condenser water temperature only.

Schedule Page: 402 Line No.: 19 Column: b

Includes $371,246 of natural gas for package boiler used for heating and process steam. This amount is not included in the calculation of unit costs shown at the bottom of column (b).

Schedule Page: 402.1 Line No.: 5 Column: b

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 19 Column: c

Represents unsegregated fixed charges related to fuel for Beaver Valley #2, Perry #1 and Davis-Besse #1.

Schedule Page: 402.2 Line No.: 19 Column: c

Write-off of deferred fuel charge.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PUMPED STORAGE GENERATING PLANT STATISTICS (Large Plants)

1. Large plants and pumped storage plants of 10,000 Kw or more of installed capacity (name plate ratings)
2. If any plant is leased, operating under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. Give project number.
3. If net peak demand for 60 minutes is not available, give the which is available, specifying period.
4. If a group of employees attends more than one generating plant, report on line 8 the approximate average number of employees assignable to each plant.
5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power System Control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."

Line No.	Item (a)	FERC Licensed Project No. 2280 Plant Name: Seneca (b)
1	Type of Plant Construction (Conventional or Outdoor)	Conventional
2	Year Originally Constructed	1969
3	Year Last Unit was Installed	1969
4	*Total installed cap (Gen name plate Rating in MW)*	469
5	Net Peak Demaind on Plant-Megawatts (60 minutes)	441
6	Plant Hours Connect to Load While Generating	2,288
7	Net Plant Capability (in megawatts)	435
8	Average Number of Employees	10
9	Generation, Exclusive of Plant Use - Kwh	365,950,000
10	Energy Used for Pumping	490,366,000
11	Net Output for Load (line 9 - line 10) - Kwh	-124,416,000
12	Cost of Plant	
13	Land and Land Rights	18
14	Structures and Improvements	9,275,381
15	Reservoirs, Dams, and Waterways	70,089,595
16	Water Wheels, Turbines, and Generators	25,501,879
17	Accessory Electric Equipment	3,758,489
18	Miscellaneous Powerplant Equipment	9,812,144
19	Roads, Railroads, and Bridges	
20	Total cost (total 13 thru 19)	118,437,506
21	Cost per KW of installed cap (line 20/line4)	252.5320
22	Production Expenses	
23	Operation Supervision and Engineering	62,450
24	Water for Power	
25	Pumped Storage Expenses	
26	Electric Expenses	1,465,165
27	Misc Pumped Storage Power generation Expenses	241,953
28	Rents	
29	Maintenance Supervision and Engineering	35,030
30	Maintenance of Structures	
31	Maintenance of Reservoirs, Dams, and Waterways	14,675
32	Maintenance of Electric Plant	-19,097
33	Maintenance of Misc Pumped Storage Plant	1,912,978
34	Production Exp Before Pumping Exp (23 thru 33)	3,713,154
35	Pumping Expenses	
36	Total Production Exp (total 34 and 35)	3,713,154
37	Expenses per KWh (line 36/line 9)	0.0101

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PUMPED STORAGE GENERATING PLANT STATISTICS (Large Plants) (Continued)

6. Pumping energy (Line 10) is that energy measured as input to the plant for pumping purposes.
7. Include on Line 35 the cost of energy used in pumping into the storage reservoir. When this item cannot be accurately computed leave Lines 35, 36 and 37 blank and describe at the bottom of the schedule the company's principal sources of pumping power, the estimated amounts of energy from each station or other source that individually provides more than 10 percent of the total energy used for pumping, and production expenses per net MWH as reported herein for each source described. Group together stations and other resources which individually provide less than 10 percent of total pumping energy. If contracts are made with others to purchase power for pumping, give the supplier contract number, and date of contract.

FERC Licensed Project No. 0 Plant Name: (c)	FERC Licensed Project No. 0 Plant Name: (d)	FERC Licensed Project No. 0 Plant Name: (e)	Line No.
			1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants)

1. Small generating plants are steam plants of, less than 25,000 Kw; internal combustion and gas turbine-plants, conventional hydro plants and pumped storage plants of less than 10,000 Kw installed capacity (name plate rating). 2. Designate any plant leased from others, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, and give a concise statement of the facts in a footnote. If licensed project, give project number in footnote.

Line No.	Name of Plant (a)	Year Orig. Const. (b)	Installed Capacity Name Plate Rating (In MW) (c)	Net Peak Demand MW (60 min.) (d)	Net Generation Excluding Plant Use (e)	Cost of Plant (f)
1	Combustion Turbine					
2						
3	Leased Diesel Generators	2000	102.50	80.0	1,681,000	
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERATING PLANT STATISTICS (Small Plants) (Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, Page 403. 4. If net peak demand for 60 minutes is not available, give the which is available, specifying period. 5. If any plant is equipped with combinations of steam, hydro internal combustion or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost Per MW Inst Capacity (g)	Operation Excl. Fuel (h)	Production Expenses: Fuel (i)	Production Expenses: Maintenance (j)	Kind of Fuel (k)	Fuel Costs (in cents (per Million Btu) (l)	Line No.
						1
						2
	8,439,108	191,144		Oil	773	3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
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						39
						40
						41
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						43
						44
						45
						46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 410 Line No.: 3 Column: a

Represents an aggregate of 82 temporary leased diesel generators installed at various Company locations in 2000. Each individual generator has a maximum generator nameplate rating of 1.25 MW.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH (Pole miles) On Structures of Another Line (g)	Number Of Circuits (h)
1	Ashtabula	Erie West (Penelec Co)						
2	Avon	Beaver #1						
3	Avon	Beaver #2						
4	Avon	Juniper						
5	Eastlake Tap	Juniper						
6	Hanna	Canton Central						
7	Harding	Fox						
8	Inland	Harding						
9	Jumiper	Hanna						
10	Juniper	Harding						
11	Juniper	Star						
12	Perry	Ashtabula						
13	Perry	Eastlake						
14	Perry	Harding						
15	Perry	Inland						
16	Expenses for 345 KV LINES							
17	TOTAL 345 KV LINES							
18	Seneca	Glade	230.00	230.00	Steel Tower	0.68		1
19	TOTAL 230 KV LINES					0.68		1
20								
21	Ashtabula	Ashtabula-C (LPC)						
22	Ashtabula	Conneaut						
23	Ashtabula	Mayfield						
24	Avon	Emily						
25	Avon	Fowles						
26	Avon	Fox						
27	Carlisle	Lorain East						
28	Dell Tap	Dell						
29	Eastlake	Jordan						
30	Eastlake	Lloyd						
31	Eastlake	Mayfield						
32	Eastlake	Mayfield - Northfield						
33	Eastlake	Nursery						
34	Emily	Fox						
35	Fowles	Fox						
36					TOTAL	2,144.10	5.60	6

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	493,397		493,397					1
	1,009,275		1,009,275					2
	75,716		75,716					3
	5,573,567		5,573,567					4
	4,289,132		4,289,132					5
	1,978,441		1,978,441					6
	2,108,527		2,108,527					7
	448,283		448,283					8
	2,079,067		2,079,067					9
	2,702,398		2,702,398					10
	1,161,027		1,161,027					11
	1,926,041		1,926,041					12
	3,755,534		3,755,534					13
	1,090,361		1,090,361					14
	7,610,109		7,610,109					15
				3,581	101,779	2,574,420	2,679,780	16
	36,300,875		36,300,875	3,581	101,779	2,574,420	2,679,780	17
2495 ACRS		183,290	183,290					18
		183,290	183,290					19
								20
	15,143		15,143					21
	66,571		66,571					22
	881,213	3,331,815	4,213,028					23
	892,034	603,618	1,495,652					24
	1,110,647		1,110,647					25
	835,314	58,122	893,436					26
	74,546		74,546					27
	231,089		231,089					28
	683,354		683,354					29
	3,227,225		3,227,225					30
	192,015		192,015					31
	371,344		371,344					32
	93,692	34,635	128,327					33
	96,114		96,114					34
	528,300		528,300					35
	57,253,600	156,716,198	213,969,798	147,083	1,209,962	2,604,613	3,961,658	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Fowles	NASA						
2	Fowles	Pleasant Valley						
3	Fox	Clinton						
4	Hamilton	Horizon						
5	Harding	Jennings						
6	Harding	Jennings (LTV East)						
7	Horizon	Jennings						
8	IX Center Supply	Ford						
9	Jennings	Clark						
10	Johnson	Lorain						
11	Jordan	Inland						
12	Juniper	Jennings						
13	Juniper	Newburgh						
14	Juniper	Pleasant Valley						
15	Lake Shore	Inland (Leased)	138.00	138.00	Steel Pole		5.60	1
16	Leroy Center	Nursery						
17	Mayfield	Northfield						
18	Northfield	Juniper						
19	Pleasant Valley	Harding						
20	Pleasant Valley	West Akron (East)						
21	Expenses for 138 KV Lines							
22	TOTAL 138 KV LINES						5.60	1
23								
24	34.5 KV Ovhd Trans. Lines				Various	811.70		2
25	34.5 KV Ovhd Trans. Lines				Various	218.27		1
26	23 KV Ovhd Trans. Lines				Various	49.36		1
27								
28	69 KV UG Trans. Lines					30.60		
29	34.5 KV UG Trans. Lines					212.43		
30	23 KV UG Trans. Lines					821.06		
31								
32								
33								
34								
35								
36					TOTAL	2,144.10	5.60	6

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	126,833		126,833					1
	179,020		179,020					2
	42,956		42,956					3
	174,715		174,715					4
	377,337		377,337					5
	184,462		184,462					6
	963,411		963,411					7
	43,879		43,879					8
	14,546		14,546					9
	66,229		66,229					10
	58,918		58,918					11
	1,436,975		1,436,975					12
	919,711		919,711					13
	61,158		61,158					14
1192ACSR		2,335,512	2,335,512					15
	114,757		114,757					16
	1,843,712		1,843,712					17
	23,546		23,546					18
	108,347		108,347					19
	309,096		309,096					20
				16,916	158,394	30,193	205,503	21
	16,348,209	6,363,702	22,711,911	16,916	158,394	30,193	205,503	22
								23
	2,956,741	61,705,094	64,661,835	180	680,442		680,622	24
								25
	257,919	3,061,148	3,319,067	516	3,327		3,843	26
								27
	1,389,856	4,096,956	5,486,812	18,365	140,103		158,468	28
		24,003,564	24,003,564	11,808	35,416		47,224	29
		57,302,444	57,302,444	95,717	90,501		186,218	30
								31
								32
								33
								34
								35
	57,253,600	156,716,198	213,969,798	147,083	1,209,962	2,604,613	3,961,658	36

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422 Line No.: 17 Column: j

These land assets are leased to American Transmission System Inc.
per the ground lease arrangement dated Sept. 1, 2000.

Schedule Page: 422.1 Line No.: 22 Column: j

Footnote Linked. See note on 422, Row: 17, col/item: j

Schedule Page: 422.1 Line No.: 28 Column: j

Footnote Linked. See note on 422, Row: 17, col/item: j

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Ashtabula	Ashtabula Twp., Ohio	Trans. Attended	0.01	0.14	
2	Ashtabula	Ashtabula Twp., Ohio	Trans. Attended	0.01	0.14	
3	Ashtabula	Ashtabula Twp., Ohio	Trans. Attended	0.13	0.35	
4	B. Mansfield	Shippingport, Pa.	Trans. Attended	0.02	0.35	
5	Beaver Valley #2	Shippingport, Pa.	Trans. Attended	0.02	0.35	
6	Davis-Besse	Port Clinton, Ohio	Trans. Attended	0.02	0.35	
7	Eastlake	Eastlake, Ohio	Trans. Attended	0.01	0.14	
8	Eastlake	Eastlake, Ohio	Trans. Attended	0.02	0.35	
9	Eastlake	Eastlake, Ohio	Trans. Attended	0.01	0.14	
10	Lake Shore	Cleveland, Ohio	Trans. Attended	0.01	0.14	
11	Lake Shore	Cleveland, Ohio	Trans. Attended	0.01	0.13	
12	Lake Shore	Cleveland, Ohio	Trans. Attended	0.02	0.13	
13	Perry	Perry Twp., Ohio	Trans. Attended	0.02	0.35	
14	Seneca	Warren County, Pa.	Trans. Attended	0.01	0.23	
15	W.H. Sammis	Stratton, Ohio	Trans. Attended	0.02	0.35	
16						
17	Tot Step-Up Substation					
18						
19	Admiral	Avon Lake, Ohio	Trans. Unattended	0.14	0.01	
20	Avondale	Avon Lake, Ohio	Trans. Unattended	0.01	0.03	
21	Clark	Cleveland, Ohio	Trans. Unattended	0.14	0.01	
22	Clinton	Brooklyn, Ohio	Trans. Unattended	0.14	0.01	
23	Dawson	Westlake, Ohio	Trans. Unattended	0.14	0.03	
24	Grant	Cuyahoga Hts Vlg., Ohio	Trans. Unattended	0.14	0.01	
25	Grovewood	Brooklyn, Ohio	Trans. Unattended	0.14	0.03	0.01
26	Hamilton	Cleveland, Ohio	Trans. Unattended	0.14	0.01	
27	Horizon	Cleveland, Ohio	Trans. Unattended	0.14	0.01	
28	Hummel	Brook Park, Ohio	Trans. Unattended	0.14	0.03	0.01
29	Ivy	Cleveland, Ohio	Trans. Unattended	0.14	0.03	0.01
30	Jersey	East Cleveland, Ohio	Trans. Unattended	0.03	0.01	
31	Jordon	East Cleveland, Ohio	Trans. Unattended	0.14	0.03	0.01
32	Lloyd	Wickliffe, Ohio	Trans. Unattended	0.14	0.03	0.01
33	Mayfield	Chester Twp., Ohio	Trans. Unattended	0.14	0.03	0.01
34	Nathan	Mentor, Ohio	Trans. Unattended	0.14	0.03	0.01
35	Newburgh	Cleveland, Ohio	Trans. Unattended	0.14	0.07	
36	Newburgh	Cleveland, Ohio	Trans. Unattended	0.07	0.01	
37	Newburgh	Cleveland, Ohio	Trans. Unattended	0.14	0.07	0.01
38	Northfield	Walton Hills Vlg., Ohio	Trans. Unattended	0.14	0.03	0.01
39	Nursery	Painsville Twp., Ohio	Trans. Unattended	0.14	0.03	0.01
40	Sanborn	Saybrook Twp., Ohio	Trans. Unattended	0.14	0.03	0.01

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
260	13					1
300	1					2
202	1					3
539	3	1				4
231	1					5
504	1	1				6
725	4					7
620	1					8
78	1					9
324	3					10
120	3					11
319	3					12
625	3	4				13
459	3					14
225	1	1				15
						16
5531	42	7				17
						18
60	1					19
100	4					20
117	7					21
134	9					22
202	2					23
108	9	2				24
302	3					25
206	4					26
140	2					27
192	4					28
180	3					29
60	4					30
302	3					31
216	12					32
240	4					33
202	2					34
100	1					35
108	4					36
112	1					37
175	10					38
132	3					39
130	3					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1						
2	Tot. Transmission Substations					
3						
4	Almar	Shaker Hts, Ohio	Distr. Unattended	0.03		
5	Astor	Avon, Ohio	Distr. Unattended	0.14	0.01	
6	Babbitt	Euclid, Ohio	Distr. Unattended	0.03		
7	Bond	Ashtabula, Ohio	Distr. Unattended	0.01		
8	Buckeye	Cleveland, Ohio	Distr. Unattended	0.03	0.01	
9	Canal	Cleveland, Ohio	Distr. Unattended	0.03		
10	Center	Rocky River, Ohio	Distr. Unattended	0.03		
11	Chester	Cleveland, Ohio	Distr. Unattended	0.01		
12	Clifford	Olmsted Twp., Ohio	Distr. Unattended	0.14	0.01	
13	College	Cleveland, Ohio	Distr. Unattended	0.01		
14	Crestwood	Westlake, Ohio	Distr. Unattended	0.14	0.01	
15	Crystal	North Olmsted, Ohio	Distr. Unattended	0.14	0.01	
16	Dale	Westlake, Ohio	Distr. Unattended	0.03	0.14	
17	Darwin	Westlake, Ohio	Distr. Unattended	0.14	0.01	
18	Dell	North Olmsted, Ohio	Distr. Unattended	0.14	0.01	
19	Dodge	Westlake, Ohio	Distr. Unattended	0.03	0.01	
20	Dover	North Olmsted, Ohio	Distr. Unattended	0.03	0.01	
21	Dover	North Olmsted, Ohio	Distr. Unattended	0.03		
22	Dunbar	Strongsville, Ohio	Distr. Unattended	0.14	0.01	
23	Dunham	Maple Hts., Ohio	Distr. Unattended	0.03		
24	Dunkirk	Berea, Ohio	Distr. Unattended	0.14	0.01	
25	Eaton	Brook Park, Ohio	Distr. Unattended	0.14	0.01	
26	Edgewater	Lakewood, Ohio	Distr. Unattended	0.03	0.01	
27	Edison	Rocky River, Ohio	Distr. Unattended	0.03	0.01	
28	Elden	Middleburg Hts, Ohio	Distr. Unattended	0.14	0.01	
29	Emily	Strongsville, Ohio	Distr. Unattended	0.14	0.01	
30	Empire	Rocky River, Ohio	Distr. Unattended	0.03	0.01	
31	Erie	Strongsville, Ohio	Distr. Unattended	0.14	0.01	
32	Essex	Brook Park, Ohio	Distr. Unattended	0.14	0.01	
33	Faber	Parma, Ohio	Distr. Unattended	0.14	0.01	
34	Falcon	North Royalton, Ohio	Distr. Unattended	0.03	0.01	
35	Firwood	Cleveland, Ohio	Distr. Unattended	0.03		
36	Forest	Cleveland, Ohio	Distr. Unattended	0.03		
37	Freedom	Lakewood, Ohio	Distr. Unattended	0.03	0.01	
38	Fremont	Cleveland, Ohio	Distr. Unattended	0.03		
39	Furlong	Brooklyn, Ohio	Distr. Unattended	0.14	0.01	
40	Galaxie	North Royalton, Ohio	Distr. Unattended	0.14	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
3518	95	2				2
						3
20	3					4
45	2					5
27	4					6
32	4					7
48	3					8
6	2					9
25	4					10
25	4					11
45	2					12
13	2					13
34	1					14
22	1					15
22	1					16
34	1					17
45	2					18
22	1					19
13	1					20
6	1					21
34	1					22
10	6					23
22	1					24
34	1					25
22	1					26
28	2					27
68	2					28
68	2					29
22	1					30
34	1					31
45	2					32
34	1					33
13	1					34
19	3					35
14	1					36
22	1					37
28	2					38
34	1					39
34	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Garfield	Cleveland, Ohio	Distr. Unattended	0.13	0.01	
2	Gary	Parma, Ohio	Distr. Unattended	0.03		
3	Gary	Parma, Ohio	Distr. Unattended	0.03	0.01	
4	Gibson	Cleveland,Ohio	Distr. Unattended	0.01	0.01	
5	Gladstone	Cleveland, Ohio	Distr. Unattended	0.03		
6	Graham	Brooklyn, Ohio	Distr. Unattended	0.14	0.01	
7	Griffin	Parma, Ohio	Distr. Unattended	0.14	0.01	
8	Hall	Eastlake, Ohio	Distr. Unattended	0.03		
9	Hancock	Independence, Ohio	Distr. Unattended	0.14	0.01	
10	Harrington	Cleveland, Ohio	Distr. Unattended	0.01		
11	Hickory	Brecksville, Ohio	Distr. Unattended	0.14	0.01	
12	Ibex	Cleveland, Ohio	Distr. Unattended	0.01		
13	Ida	Garfield Hts, Ohio	Distr. Unattended	0.03		
14	Imperial	Independence, Ohio	Distr. Unattended	0.14	0.01	
15	Inca	Cuyahoga Hts, Ohio	Distr. Unattended	0.14	0.01	
16	Ingall	East Cleveland, Ohio	Distr. Unattended	0.03		
17	Iona	Cleveland, Ohio	Distr. Unattended	0.03		
18	Irwin	Valley View, Ohio	Distr. Unattended	0.14	0.01	
19	Issler	Independence, Ohio	Distr. Unattended	0.14	0.01	
20	Ithaca	Cleveland, Ohio	Distr. Unattended	0.01		
21	Ivanhoe	Bratenahl, Ohio	Distr. Unattended	0.03		
22	Jackson	Conneaut, Ohio	Distr. Unattended	0.03		
23	James	Cleveland Hts, Ohio	Distr. Unattended	0.03		
24	Jarvis	Cleveland Hts, Ohio	Distr. Unattended	0.03		
25	Jasper	Euclid, Ohio	Distr. Unattended	0.03		
26	Jean	Cleveland Hts, Ohio	Distr. Unattended	0.03	0.01	
27	Jersey	East Cleveland, Ohio	Distr. Unattended	0.03	0.01	
28	Jill	Cleveland, Ohio	Distr. Unattended	0.03	0.01	
29	Judi	Euclid, Ohio	Distr. Unattended	0.14	0.01	
30	Justin	Shaker Hts, Ohio	Distr. Unattended	0.03	0.01	
31	Karen	South Euclid, Ohio	Distr. Unattended	0.03	0.01	
32	Keith	Warrensville Hts, Ohio	Distr. Unattended	0.14	0.01	
33	Kelly	Warrensville Hts, Ohio	Distr. Unattended	0.14	0.01	0.01
34	Kendall	Bedford Hts, Ohio	Distr. Unattended	0.14	0.01	
35	Kent	Highland Hts, Ohio	Distr. Unattended	0.03	0.01	
36	Kenyon	Pepper Pike, Ohio	Distr. Unattended	0.14	0.01	
37	Kepler	Pepper Pike, Ohio	Distr. Unattended	0.14	0.01	
38	Kinsman	Cleveland, Ohio	Distr. Unattended	0.01		
39	Kipling	Euclid, Ohio	Distr. Unattended	0.14	0.01	
40	Knickerbocker	Bay Village, Ohio	Distr. Unattended	0.03		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
22	1					1
6	1					2
45	2					3
20	3					4
28	2					5
45	2					6
67	2					7
19	3					8
45	2					9
19	3					10
45	2					11
28	4					12
13	2					13
45	2					14
34	1					15
28	2					16
28	4					17
45	2					18
38	1					19
41	6					20
11	1					21
101	6					22
19	3					23
21	2					24
19	3					25
14	2					26
45	4					27
22	1					28
34	1					29
28	2					30
45	2					31
45	2					32
67	2					33
67	2					34
15	1					35
67	2					36
67	2					37
26	4					38
45	2					39
10	6					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa)		
				Primary (c)	Secondary (d)	Tertiary (e)
1	Knox	Beachwood, Ohio	Distr. Unattended	0.03	0.01	
2	Krick	Walton Hills Vlg., Ohio	Distr. Unattended	0.14	0.01	
3	Lakeland	Wickliffe, Ohio	Distr. Unattended		0.03	
4	Lakewood	Lakewood, Ohio	Distr. Unattended	0.01		
5	Lamont	Eastlake, Ohio	Distr. Unattended	0.14	0.01	
6	Lander	Mayfield Hts, Ohio	Distr. Unattended	0.03		
7	Lark	Mayfield Vlg., Ohio	Distr. Unattended	0.14	0.01	
8	Lauderdale	Lakewood, Ohio	Distr. Unattended	0.01		
9	Leo	Willoughby Hills, Ohio	Distr. Unattended	0.03	0.01	
10	Lester	Solon, Ohio	Distr. Unattended	0.14	0.01	
11	Lincoln	Wickliffe, Ohio	Distr. Unattended	0.14	0.01	
12	Longfield	Glenwillow, Ohio	Distr. Unattended	0.14	0.01	
13	Lotus	Pepper Pike Vlg., Ohio	Distr. Unattended	0.03	0.01	
14	Maplecrest	Parma, Ohio	Distr. Unattended	0.03		
15	Marble	Willoughby, Ohio	Distr. Unattended	0.14	0.01	
16	Mark	Mentor, Ohio	Distr. Unattended	0.03	0.01	
17	Martha	Cleveland, Ohio	Distr. Unattended	0.03		
18	Maxwell	Solon, Ohio	Distr. Unattended	0.14	0.01	
19	Middlefield	Middlefield Vlg., Ohio	Distr. Unattended	0.03		
20	Millgate	Gates Mills Vlg., Ohio	Distr. Unattended	0.03	0.01	
21	Nash	Mentor, Ohio	Distr. Unattended	0.14	0.01	
22	Nelson	Chester Twp., Ohio	Distr. Unattended	0.14	0.01	
23	Newell	Mentor, Ohio	Distr. Unattended	0.14	0.01	
24	Newport	Kirtland Vlg., Ohio	Distr. Unattended	0.14	0.01	
25	North Olmsted	North Olmsted, Ohio	Distr. Unattended	0.03		
26	Norway	Russel Twp., Ohio	Distr. Unattended	0.14	0.01	
27	Oak	Cleveland, Ohio	Distr. Unattended	0.01		
28	Ohio	Fairport Harbor, Ohio	Distr. Unattended	0.03	0.01	
29	Orchid	Mentor, Ohio	Distr. Unattended	0.03	0.01	
30	Pawnee	Concord Twp., Ohio	Distr. Unattended	0.13	0.01	
31	Payne	Cleveland, Ohio	Distr. Unattended	0.01		
32	Pearl	Parma Hts, Ohio	Distr. Unattended	0.03		
33	Pinegrove	Painsville Twp., Ohio	Distr. Unattended	0.13	0.01	
34	Puritas	Cleveland, Ohio	Distr. Unattended	0.03		
35	Quartz	Burton Twp., Ohio	Distr. Unattended	0.03	0.01	
36	Quincy	Perry Twp., Ohio	Distr. Unattended	0.03	0.01	
37	Ridge	Parma, Ohio	Distr. Unattended	0.01		
38	Rockside	Maple Hts, Ohio	Distr. Unattended	0.03		
39	Ruth	Claridon Twp., Ohio	Distr. Unattended	0.03	0.01	
40	Sandy	Madison, Ohio	Distr. Unattended	0.03	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Number of Units (j)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Total Capacity (In MVa) (k)	Line No.
27	2					1
34	1					2
19	3					3
27	25					4
67	2					5
19	3					6
67	2					7
18	18					8
22	1					9
45	2					10
22	1					11
34	1					12
28	2					13
19	3					14
45	2					15
21	2					16
19	3					17
22	1					18
12	6					19
14	1					20
67	2					21
22	1					22
67	2					23
22	1					24
16	9					25
34	1					26
13	2					27
14	1					28
20	1					29
34	1					30
40	6					31
26	4					32
22	1					33
19	3					34
14	1					35
14	1					36
28	4					37
13	2					38
20	1					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Sorrento	Cleveland, Ohio	Distr. Unattended	0.03		
2	Spruce	Madison Twp., Ohio	Distr. Unattended	0.01		
3	St. Clair	Cleveland, Ohio	Distr. Unattended	0.01		
4	Stanhope	South Euclid, Ohio	Distr. Unattended	0.03		
5	Venice	Saybrook Twp., Ohio	Distr. Unattended	0.03	0.01	
6	Wade Park	Cleveland, Ohio	Distr. Unattended	0.01		
7	Wales	Cleveland, Ohio	Distr. Unattended	0.01		
8	Walton	Cleveland, Ohio	Distr. Unattended	0.01		
9	Warner	Garfield Heights, Ohio	Distr. Unattended	0.01		
10	Washington	Chagrin Falls Vlg., Ohio	Distr. Unattended	0.03		
11	Willson	Cleveland, Ohio	Distr. Unattended	0.01		
12	Winfield	Jefferson Twp., Ohio	Distr. Unattended	0.03	0.01	
13	Woodland	Cleveland, Ohio	Distr. Unattended	0.03		
14	Zenith	Conneaut, Ohio	Distr. Unattended	0.14	0.01	
15						
16	Tot. Distribution Substations - Over 10,000kva & Ove					
17						
18	Distribution Substations - Under 10,000 kva					
19						
20	01 Substation(s)		Distr. Unattended	0.03	0.01	
21	33 Substation(s)		Distr. Unattended	0.03		
22	03 Substation(s)		Distr. Unattended	0.01		
23						
24	Tot. Distribution Substatons Under 10 KVA					
25						
26	Tot. Transmission and Distribution Substations					
27						
28	Tot. All Substations					
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
19	3					1
22	1					2
28	4					3
26	4					4
14	1					5
20	3					6
18	18					7
18	18					8
12	12					9
13	2					10
28	4					11
13	1					12
19	3					13
22	1					14
						15
3777	368					16
						17
						18
						19
6	1					20
147	98					21
24	20					22
						23
177	119					24
						25
7492	582	2				26
						27
13003	624	9				28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426 Line No.: 17 Column: f

Cleveland Electric Illuminating Company (CEI) shares ownership of certain substation structures and equipment serving jointly owned power plants with Ohio Edison Company (OE), Pennsylvania Power Company (PP), and Toledo Edison Company (TE) as follows:

Plant	Line	CEI%	OE%	PP%	TE%
B. Mansfield #1	4	6.50	60.00	33.50	-
B. Mansfield #2	4	30.28	43.06	9.36	17.30
B. Mansfield #3	4	24.47	49.34	6.28	19.91
Beaver Valley #2	5	24.47	41.88	13.74	19.91
Davis-Besse #1	6	51.38	-	-	48.62
Perry	13	44.85	30.00	5.24	19.91
W.H. Sammis	15	31.20	48.00	20.80	-

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in MVa) (d)
1	Number at Beginning of Year	802,622	152,389	9,165
2	Additions During Year			
3	Purchases	18,692	3,061	222
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	18,692	3,061	222
6	Reductions During Year			
7	Retirements	13,161	701	76
8	Associated with Utility Plant Sold		19	20
9	TOTAL Reductions (Enter Total of lines 7 and 8)	13,161	720	96
10	Number at End of Year (Lines 1 + 5 - 9)	808,153	154,730	9,291
11	In Stock	18,111	5,091	693
12	Locked Meters on Customers' Premises	24,744		
13	Inactive Transformers on System		43	6
14	In Customers' Use	765,115	149,596	8,592
15	In Company's Use	183		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	808,153	154,730	9,291

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 14 Column: b

The "In Customer Use" data was adjusted in order to reconcile the total meters with the meters purchased and retired.

Schedule Page: 429 Line No.: 14 Column: c

The "In Customer's Use" data was adjusted in order to reconcile the total transformers with the transformers purchased and retired.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	6,927,958	-3	-369,487,305	439,826,438	439,826,438
2	Water Pollution Control Facilities	274,943	-23,935	-140,758,994	112,103,470	112,103,470
3	Solid Waste Disposal Costs	282,504		11,579,950	129,103,563	129,103,563
4	Noise Abatement Equipment				995,761	995,761
5	Esthetic Costs				20,566,677	20,566,677
6	Additional Plant Capacity			-2,842,799	1,779,571	
7	Miscellaneous (Identify significant)			-711,970	200,156	200,156
8	TOTAL (Total of lines 1 thru 7)	7,485,405	-23,938	-502,221,118	704,575,636	702,796,065
9	Construction Work in Progress	8,855,746			21,146,420	21,146,420

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	36,644,441	36,644,441
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	14,671,087	14,671,087
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	6,826,681	6,826,681
6	Difference in Cost of Environmentally Clean Fuels	4,892,770	4,892,770
7	Replacement Power Costs	4,158,650	
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	67,193,629	63,034,979

Name of Respondent	This Report is:	Date of Report	Year of Report
Cleveland Electric Illuminating Co. (PUCO)	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

Engineers' cost estimates were used for those facilities where actual production costs were not available. Expenses for lines 2 through 10 are not available for the Perry Power Plant nor are they available from the operating companies of the Beaver Valley and Davis Besse Power Plants.

Schedule Page: 431 Line No.: 11 Column: c

See above note.

INDEX

INDEX (continued)

G-13

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)		
Item 1: [X] An Initial (Original) Submission	OR	[ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR	[■] Conformed Copy

Form Approved
OMB No. 1902-0021
(Expires 11/30/2001)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

TO
THE PUBLIC UTILITIES COMMISSION OF OHIO

Exact Legal Name of Respondent (Company)	Year of Report
Toledo Edison Company, The	Dec. 31, 2000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	1) Regulatory Commission Fees				
2	A) Public Utilities Commission of Ohio	1,008,777		1,008,777	
3	B) Federal Energy Regulatory Commission	89,719		89,719	
4					
5	2) Restructuring Transition Costs		2,463,303	2,463,303	
6					
7	3) Miscellaneous		23,393	23,393	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,098,496	2,486,696	3,585,192	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Interest on Debt to Associated Companies	
2	(Account 430)	
3	Cleveland Electric Illuminating Company	
4	Notes Payable - 5.91% - 6.65%	279,102
5	FirstEnergy Corp. -	
6	Notes Payable - 5.81% - 8.18%	435,814
7	Ohio Edison Company -	
8	Notes Payable - 5.91% - 6.65%	1,314,122
9		
10	Total 430	2,029,038
11		
12	Other Interest Expense (Account (431)	
13	Customer Deposits - 5.00%	513,767
14	Capital Lease Interest - 9.35%	74,440
15	Pennsylvania CNI Tax Settlement - 8.00%	7,222
16	Allocated Interest	41
17		
18	Total 431	595,470
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
 (1) Generation
  a. hydroelectric
   i. Recreation fish and wildlife
   ii Other hydroelectric
  b. Fossil-fuel steam
  c. Internal combustion or gas turbine
  d. Nuclear
  e. Unconventional generation
  f. Siting and heat rejection
 (3) Transmission
  a. Overhead
  b. Underground
 (4) Distribution
 (5) Environment (other than equipment)
 (6) Other (Classify and include items in excess of $5,000.)
 (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
 (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	A. Electric R, D & D Performed Internally	
2		
3		
4	(5) Environment	Forced Oxidation Gypsum (FOG)
5		High Carbon Flyash
6		
7	B. Electric R, D & D Performed Externally	
8	(1) Research Support to the Electric	EPRI - Research Subscription
9	Power Research Institute	EPRI - Research Subscription
10		
11		
12		EPRI - Energy Policy Integration & Coordination
13		EPRI - Main Street Supply Valve Sticking
14		EPRI - Mercury ICR Stack Sampling
15		EPRI - Second Forward Curve Forecasting
16		EPRI - Seismic Qualification
17		EPRI - Steubenville Monitoring / PM 2.5 Specification
18		EPRI - Y2K Embedded Software Project
19		EPRI - Miscellaneous Under $5,000 (7)
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34	Total	
35		
36		
37		
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
Electric	928	1,008,777					2
Electric	928	89,719					3
							4
Electric	928	2,463,303					5
							6
Electric	928	23,393					7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		3,585,192					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	15,805,751		
4	Transmission	273,786		
5	Distribution	5,195,793		
6	Customer Accounts	3,761,671		
7	Customer Service and Informational	3,404		
8	Sales	1,054		
9	Administrative and General	1,433,895		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	26,475,354		
11	Maintenance			
12	Production	8,241,965		
13	Transmission	664,504		
14	Distribution	6,204,462		
15	Administrative and General	274,806		
16	TOTAL Maint. (Total of lines 12 thru 15)	15,385,737		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	24,047,716		
19	Transmission (Enter Total of lines 4 and 13)	938,290		
20	Distribution (Enter Total of lines 5 and 14)	11,400,255		
21	Customer Accounts (Transcribe from line 6)	3,761,671		
22	Customer Service and Informational (Transcribe from line 7)	3,404		
23	Sales (Transcribe from line 8)	1,054		
24	Administrative and General (Enter Total of lines 9 and 15)	1,708,701		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	41,861,091	9,693,373	51,554,464
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	Amount (f)	Unamortized Accumulation (g)	Line No.
					1
					2
					3
34,805		10711	34,805		4
-79		93081	-79		5
					6
					7
	665,653	93081	665,653		8
	35,832	55710	35,832		9
					10
					11
	8,500	92110	8,500		12
	18,500	92110	18,500		13
	11,220	50610	11,220		14
	6,480	92110	6,480		15
	12,500	92110	12,500		16
	8,500	92110	8,500		17
	6,750	92110	6,750		18
	16,450	92110	16,450		19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
34,726	790,385		825,111		34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	4,974,004
4	Nuclear	6,524,693
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	3,490
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	11,502,187
10	Purchases	1,895,913
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	769
17	Delivered	769
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	13,398,100

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	10,206,971
23	Requirements Sales for Resale (See instruction 4, page 311.)	385,406
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,749,396
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	34,283
27	Total Energy Losses	22,044
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	13,398,100

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	41,861,091	9,693,373	51,554,464
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	3,884,948	899,600	4,784,548
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	3,884,948	899,600	4,784,548
69	Plant Removal (By Utility Departments)			
70	Electric Plant	103,048	23,862	126,910
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	103,048	23,862	126,910
74	Other Accounts (Specify):			
75	Jobbing Contract & Preliminary Survey	295,828		295,828
76	Clearing	10,616,835	-10,616,835	
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	10,912,663	-10,616,835	295,828
96	TOTAL SALARIES AND WAGES	56,761,750		56,761,750

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Bay Shore* (b)			Plant Name: *Bay C. T.* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Combustion Turbine		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1955			1967		
4	Year Last Unit was Installed	1968			1967		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	639.00			16.00		
6	Net Peak Demand on Plant - MW (60 minutes)	529			16		
7	Plant Hours Connected to Load	8767			103		
8	Net Continuous Plant Capability (Megawatts)	631			17		
9	When Not Limited by Condenser Water	631			17		
10	When Limited by Condenser Water	621			16		
11	Average Number of Employees	158			0		
12	Net Generation, Exclusive of Plant Use - KWh	2961150000			1165000		
13	Cost of Plant: Land and Land Rights	1120956			0		
14	Structures and Improvements	26008386			4552		
15	Equipment Costs	203183875			2548690		
16	Total Cost	230313217			2553242		
17	Cost per KW of Installed Capacity (line 5)	360.4276			159.5776		
18	Production Expenses: Oper, Supv, & Engr	471698			6355		
19	Fuel	37061252			85759		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	4524677			0		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	372044			298966		
25	Misc Steam (or Nuclear) Power Expenses	5104593			9432		
26	Rents	0			0		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	481553			0		
29	Maintenance of Structures	0			0		
30	Maintenance of Boiler (or reactor) Plant	5742676			0		
31	Maintenance of Electric Plant	3078775			322185		
32	Maintenance of Misc Steam (or Nuclear) Plant	1825720			0		
33	Total Production Expenses	58662988			722697		
34	Expenses per Net KWh	0.0198			0.6203		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Oil	Total	Oil		
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Tons	BBL		BBL		
37	Quantity (units) of Fuel Burned	1678115	7228	0	3030	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	9025	138399	0	138000	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	21.300	27.210	0.000	28.470	0.000	0.000
40	Average Cost of Fuel per Unit Burned	21.968	27.209	0.000	28.303	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	1.217	4.681	0.000	4.883	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.013	0.074	0.000	0.000
43	Average BTU per KWh Net Generation	0.000	0.000	10243.000	15075.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. Include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	1,094,040	200,072	1,658	27	9AM -10AM
30	February	1,091,097	226,119	1,594	2	6PM - 7PM
31	March	1,133,944	316,265	1,534	16	7PM - 8PM
32	April	992,554	204,719	1,527	11	12PM -1PM
33	May	1,090,244	222,880	1,732	9	1PM - 2PM
34	June	1,179,752	190,582	1,824	21	4PM - 5PM
35	July	1,098,731	219,515	1,921	28	12PM -1PM
36	August	1,225,279	250,365	1,976	15	5PM - 6PM
37	September	1,089,049	163,214	1,935	1	1PM - 2PM
38	October	909,331	135,263	1,571	24	5PM - 6PM
39	November	1,151,310	332,312	1,624	20	5PM - 6PM
40	December	1,342,769	288,090	1,707	21	6PM - 7PM
41	TOTAL	13,398,100	2,749,396			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Beaver Valley #2* (b)			Plant Name: *Perry #1* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Nuclear			Nuclear		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Conventional			Conventional		
3	Year Originally Constructed	1987			1987		
4	Year Last Unit was Installed	1987			1987		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	177.00			249.00		
6	Net Peak Demand on Plant - MW (60 minutes)	170			256		
7	Plant Hours Connected to Load	7805			8507		
8	Net Continuous Plant Capability (Megawatts)	163			238		
9	When Not Limited by Condenser Water	163			238		
10	When Limited by Condenser Water	163			233		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	1240162000			2008060000		
13	Cost of Plant: Land and Land Rights	0			600117		
14	Structures and Improvements	0			46529241		
15	Equipment Costs	1380551			283865722		
16	Total Cost	1380551			330995080		
17	Cost per KW of Installed Capacity (line 5)	7.7997			1329.2975		
18	Production Expenses: Oper, Supv, & Engr	3476834			5350439		
19	Fuel	5679461			9983900		
20	Coolants and Water (Nuclear Plants Only)	236558			323837		
21	Steam Expenses	1325150			1983045		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	-14997			5704		
25	Misc Steam (or Nuclear) Power Expenses	9816969			7872491		
26	Rents	72476064			7097		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	1456770			632656		
29	Maintenance of Structures	52746			71158		
30	Maintenance of Boiler (or reactor) Plant	917953			2514566		
31	Maintenance of Electric Plant	1504422			387876		
32	Maintenance of Misc Steam (or Nuclear) Plant	6209302			1420941		
33	Total Production Expenses	103137232			30553710		
34	Expenses per Net KWh	0.0832			0.0152		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear			Nuclear		
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	MMBTU			MMBTU		
37	Quantity (units) of Fuel Burned	13442671	0	0	20940184	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	0.422	0.000	0.000	0.477	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	0.422	0.000	0.000	0.477	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.005	0.000	0.000	0.005	0.000	0.000
43	Average BTU per KWh Net Generation	10839.000	0.000	0.000	10428.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Richland C. T.* (d)	Plant Name: *Stryker C. T.* (e)	Plant Name: *Bruce Mansfield* (f)	Line No.
Combustion Turbine	Combustion Turbine	Steam	1
Conventional	Conventional	Conventional	2
1968	1968	1977	3
1968	1968	1980	4
45.00	19.00	1311.00	5
33	20	306	6
324	71	8779	7
42	18	294	8
42	18	294	9
33	17	294	10
0	0	0	11
1741000	584000	2012854000	12
15301	0	1966534	13
33810	90571	826562	14
8428965	1758577	35649672	15
8478076	1849148	38442768	16
188.4017	97.3236	123.6102	17
303	102	932457	18
2022861	66931	20418247	19
0	0	0	20
0	0	5029743	21
0	0	0	22
0	0	0	23
31118	10439	188504	24
11573	3882	1059254	25
84	28	29351263	26
0	0	0	27
0	0	189538	28
0	0	0	29
0	0	2356981	30
13367	4484	137611	31
126541	42451	875871	32
2205847	128317	60539469	33
1.2670	0.2197	0.0301	34

(d)	(d)	(d)	(e)	(e)	(e)	(f)	(f)	(f)	Line No.
Gas	Oil	Total	Oil			Coal	Oil	Total	35
MCF	BBL		BBL			Tons	BBL		36
18980	3208	0	2482	0	0	826118	3668	0	37
1025	138000	0	137986	0	0	12442	138525	0	38
5.710	35.870	0.000	27.130	0.000	0.000	23.440	30.460	0.000	39
5.710	32.087	0.000	26.967	0.000	0.000	24.581	30.357	0.000	40
5.571	5.536	0.000	4.653	0.000	0.000	0.988	5.218	0.000	41
0.000	0.000	0.121	0.000	0.000	0.000	0.000	0.000	0.010	42
0.000	0.000	21854.000	24673.000	0.000	0.000	0.000	0.000	10223.000	43

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 402 Line No.: 5 Column: f

Operated as a jointly owned facility.

Schedule Page: 402 Line No.: 16 Column: d

Includes $1,81[illegible],551 of natural gas used for testing Richland Units 4,5 and 6. These Units were not in commercial operation during 2000, therefore this amount is not included in the calculation of unit costs shown at the bottom of column (d).

Schedule Page: 402.1 Line No.: 5 Column: b

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: c

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 5 Column: d

Operated as a jointly owned facility.

Schedule Page: 402.1 Line No.: 10 Column: c

Limited by condenser water temperature only.

Schedule Page: 402.1 Line No.: 19 Column: e

Represents unsegregated fixed charges related to fuel for Beaver Valley #2, Perry #1 and Davis-Besse #1.

Schedule Page: 402.1 Line No.: 19 Column: f

Write-off of deferred fuel charge.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *Davis-Besse* (d)	Plant Name: *Unseg Nuclear Chgs* (e)	Plant Name: *Unseg Fuel Charge* (f)	Line No.
Nuclear			1
Conventional			2
1977			3
1977			4
450.00	0.00	0.00	5
439	0	0	6
7626	0	0	7
429	0	0	8
429	0	0	9
424	0	0	10
743	0	0	11
3276471000	0	0	12
951526	0	0	13
36622703	0	0	14
172762459	0	0	15
210336688	0	0	16
467.4149	0.0000	0.0000	17
9049577	0	0	18
14265557	8218616	-9908793	19
657008	0	0	20
3367414	0	0	21
0	0	0	22
0	0	0	23
821604	0	0	24
16508287	0	0	25
0	0	0	26
0	0	0	27
9125834	0	0	28
2305248	0	0	29
5720167	0	0	30
2900064	0	0	31
4794357	0	0	32
69515117	8218616	-9908793	33
0.0212	0.0000	0.0000	34

									Line No.
Nuclear									35
MMBTU									36
35079021	0	0	0	0	0	0	0	0	37
0	0	0	0	0	0	0	0	0	38
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
0.407	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.407	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.004	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
10706.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Bay Shore	O.P. Tie-Fostoria						
2	Bay Shore	Monroe						
3	Beaver	Davis Besse						
4	Davis Besse	Bay Shore						
5	Davis Besse	Lemoyne						
6	Lemoyne	Midway						
7	Lemoyne	O.P. Tie-Fostoria						
8	Midway	Allen Junction						
9	Expenses for 345 KV Lines							
10	Total 345 KV Lines							
11	Allen Jct.	Jackman						
12	Allen Jct.	Stryker						
13	Allen Jct.	Vulcan						
14	Allen Jct.	Westgate						
15	Angola	Eber - Vulcan						
16	Angola	Midway						
17	Bay Shore	Decant						
18	Bay Shore	Dixie						
19	Bay Shore	Jackman						
20	Bay Shore	Maclean - Lemoyne						
21	Bay Shore Tap No. 1	Hydra-Matic						
22	Bay Shore Tap No. 2	Hydra-Matic						
23	Chrysler	O.I. Levis Park						
24	Decant	West Fremont						
25	Delta	Wauseon						
26	Dixie	Jackman No. 2 N.B.						
27	Eber	Swanton						
28	Jackman	Vulcan						
29	Lemoyne	Midway						
30	Lemoyne	Midway (Brim)						
31	Lemoyne	O.P.Tie-Fost.No.1						
32	Lemoyne	West Fremont						
33	Lemoyne Tap No. 1	Brim						
34	MacLean	Chrysler						
35	Midway	Stryker						
36					TOTAL	223.35		

INDEX (continued)

Schedule — Page No.

INDEX (continued)

INDEX

Schedule	Page No.
Accrued and prepaid taxes	262-263
Accumulated Deferred Income Taxes	234
	272-277
Accumulated provisions for depreciation of	
common utility plant	356
utility plant	219
utility plant (summary)	200-201
Advances	
from associated companies	256-257
Allowances	228-229
Amortization	
miscellaneous	340
of nuclear fuel	202-203
Appropriations of Retained Earnings	118-119
Associated Companies	
advances from	256-257
corporations controlled by respondent	103
control over respondent	102
interest on debt to	256-257
Attestation	i
Balance sheet	
comparative	110-113
notes to	122-123
Bonds	256-257
Capital Stock	251
discount	254
expense	254
installments recived	252
premiums	252
reacquired	251
subscribed	252
Cash flows, statement of	120-121
Changes	
important during year	108-109
Construction	
overheads, electric	217
overhead procedures, general description of	218
work in progress - common utility plant	356
work in progress - electric	216
work in progress - other utility departments	200-201
Control	
corporations controlled by respondent	103
over respondent	102
security holders and voting powers	106-107
Corporation	
controlled by	103
incorporated	101
CPA, background information on	101
CPA Certification, this report form	i-ii

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

Engineers' cost estimates were used for those facilities where actual production costs were not available. Expenses for lines 2 through 10 are not available for the Davis Besse Power Plant nor are they available from the operating companies of the Beaver Valley and Perry Power Plants.

Schedule Page: 431 Line No.: 11 Column: c

See above note.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		23,972,872		3
192,167	-117,224	403,956		4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
192,167	-117,224	24,376,828		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Toledo Edison Capital Corporation	06/30/97		
2				
3	Common Stock			23,972,872
4	Equity in Undistributed Subsidiary Earnings			329,013
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 23,972,872		TOTAL	24,301,885

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 221 Line No.: 8 Column: d

Leased to Seneca Petroleum.

Schedule Page: 221 Line No.: 11 Column: d

Tenants provided for in Edison Plaza Tenant Improvements

Huntington National Bank
Standard Federal Bank
Chamber Commerce - Toledo
Libbey
Findley, Davies
Cline, Cook, Weisenburger
Shindler, Neff & Holmes
Arthur Andersen
Clifton, Gunderson & Co.
Michael Realty
Summit Foods, LLC
Bartz Viviano Flower Shop

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Bay Shore Plant Property (excess land)			
2	Account 121 Dec. 1978	175,915		175,915
3				
4	Holland Operations Center (excess land)			
5	Account 121 June 1978	151,551		151,551
6				
7	Acme Plant Oil Tanks and associated equipment			
8	Account 121 in July, 1987	1,302,220		1,302,220
9				
10	Edison Plaza Tenant Improvements			
11	Account 121 1996 and 1997	2,935,401		2,935,401
12				
13	Construction Work in Progress	440,705		440,705
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43	Minor Item Previously Devoted to Public Service	648,066		648,066
44	Minor Item Previously Devoted to Public Service	852,562		852,562
45	Minor Items-Other Nonutility Property			
46	TOTAL	6,506,420	0	6,506,420

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Includes the reserve transfer from Toledo Edison Company to American Transmission Systems, Inc. for electric plant transferred in the amount of ($76,880,148). Also includes ($905,992,051) for the impairment of generating plant investment as a result of the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" for the Company's generation business effective with the approval by the Public Utilities Commission of Ohio of the Company's transition plan.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,321,872,980	1,319,634,639	2,238,341	
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	188,296,075	188,296,075		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	610,443	610,443		
6	Other Clearing Accounts	106,099	106,099		
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	189,012,617	189,012,617		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	14,177,882	14,177,882		
12	Cost of Removal	551,126	551,126		
13	Salvage (Credit)	1,069,651	1,069,651		
14	TOTAL Net Chrgs. for Plant Ret (Enter Total of lines 11 thru 13)	13,659,357	13,659,357		
15	Other Debit or Cr. Items (Describe):	-982,959,714	-982,872,199	-87,515	
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	514,266,526	512,115,700	2,150,826	
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	153,398,596	153,398,596		
19	Nuclear Production	48,648,026	46,497,200	2,150,826	
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	8,591,741	8,591,741		
23	Transmission	9,889,533	9,889,533		
24	Distribution	272,822,713	272,822,713		
25	General	20,915,917	20,915,917		
26	TOTAL (Enter Total of lines 18 thru 25)	514,266,526	512,115,700	2,150,826	

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Injuries and Damages

(a) The Company carries only excess insurance coverage for injuries and damages and makes direct settlement for all claims of employees and the public except for the amount of such claims coming under the excess policy. An amount is charged to construction based on actual experience, to reflect the entire costs with respect to claims in connection with construction. The amount so charged is adjusted as necessary, based on experience.

(b) Each month the amount so determined to be applicable to construction is distributed pro rata to construction projects, on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects, which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Taxes

Payroll Taxes

(a) Federal and state payroll taxes are charged to construction on the basis of total salaries and wages charged thereto.

(b) Each month the amount so charged is distributed pro rata to construction projects on the basis of charges thereto for salaries and wages of company employees, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Sales and Excise Taxes

Sales and excise taxes charged to construction are recorded as part of the costs of materials and equipment.

Legal Expenses

Legal services and expenses applicable to specific construction projects are charged directly to such construction projects.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

Engineering and Supervision

(a) The actual time of employees devoted to the planning, design and supervision of construction projects, together with amounts paid for outside professional engineering services, is charged to such projects to the extent possible.

(b) Other actual time of employees devoted to the engineering of construction, together with amounts paid for outside professional engineering services, is accumulated in distributable construction work in progress (projects functionalized by transmission, distribution, etc.) by direct charges from payrolls, invoices, vouchers, etc. Each month such charges to the distributable projects are distributed to each construction project included in such functional group on the basis of a percentage of direct labor and material charges to each construction project, except that no distribution is made to projects which are direct purchases of equipment only.

(c) The portion of engineering and construction supervision salaries not specifically chargeable to projects covered in (a) and (b), together with clerical salaries and expenses which are applicable to construction, are accumulated in a construction work in progress project and distributed each month to all construction projects on the basis of a percentage of labor charges.

(d) The amount of engineering and supervision so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

General Administration

Administrative Expenses

(a) Based on a study with respect to work performed by general officers and other general employees who devote a portion of their time to construction, or matters pertaining thereto, a portion of their salaries and expenses and general office supplies and expenses considered to be applicable to construction is charged thereto.

(b) Each month the amount so determined is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering, except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Employee Pensions and Benefits

(a) A study is made to determine the percentage of the total salaries and wages for the year which is applicable to construction, and such percentage is applied to the total pension and benefit costs for the year to determine the amount thereof applicable to construction.

(b) Each month, (i) the applicable portion of the amount determined to be applicable to construction, exclusive of the amount related to the salaries transferred from Administrative Expenses, is distributed pro rata to construction projects on the basis of payroll charges thereto and (ii) the applicable portion of the amount related to the salaries of employees transferred from Administrative Expenses is distributed pro rata to all construction projects on the basis of charges thereto for direct labor, material and engineering and supervision except that no distribution is made to projects which are direct purchases of equipment only. The amount so charged to each construction project is distributed pro rata to the classified plant accounts for such project at the time the project is cleared from construction work in progress, on the basis of total direct labor and material charges thereto.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

For construction overhead, refer to attached footnote.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents financing costs capitalized to construction work in progress during the construction period. The Company capitalizes AFUDC at a rate which is the lesser of the rate computed by applying the formula prescribed by FERC, which provides for both an equity and debt component of AFUDC, or the embedded cost of long-term debt outstanding at the beginning of the calendar year. Accordingly, the Company used the lower embedded cost of long-term debt rate during 2000.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D 979,741,029	56.26	d 8.01
4	Preferred Stock	P 210,000,000	12.06	p 7.83
5	Common Equity	C 551,704,367	31.68	c 12.59
6	Total Capitalization	1,741,445,396	100%	
7	Average Construction Work in Progress Balance	W 97,990,064		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 4.51

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 4.93

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 8.01
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering and Supervision	
2	Company Engineering and Supervision	2,137,701
3	Engineering by Outside Companies	
4		
5	Federal and State Payroll Taxes exclusive of amount related to salaries transferred from	
6	Administrative Expenses	525,272
7		
8	General Administrative	
9	Salaries and Expenses	2,700,666
10	Benefit Costs and Payroll Taxes	280,788
11		
12	Pension and Benefit Costs exclusive of amount related to salaries transferred from	
13	Administrative Expense	1,399,617
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	7,044,044

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Western Region - 5DFTS - Install Digital Fuel Tracking System	124,496
2	All Other	557,549
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	73,565,425

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Bay Shore - 5B001 - Repowering Project	1,046,505
2	Bay Shore - 5B016 - HP Feedwater Heater Replacement	138,791
3	Bay Shore - 5B019 - NOX Projects	372,436
4	Bay Shore - 5NOXY - NOX Projects	655,698
5	Bay Shore Peaker - 5B012 - Peaker Projects	45,435,578
6	Beaver Valley - 5819V - Power Uprate Main Flow Meter	411,703
7	Beaver Valley - 5842V - 5% Nominal Uprate And Atmosphere	241,948
8	Beaver Valley 2 - 5812V - Simulator Upgrade	150,561
9	Beaver Valley CF - 5802V - Electronic Document Control	129,715
10	Davis Besse - 5D012 - Plant Process Computer	332,598
11	Davis-Besse - 570DB - Miscellaneous Projects	294,205
12	Davis-Besse - 599DB - Miscellaneous Nuclear (Blanket)	299,569
13	Davis-Besse - 5D007 - Replace Sirens/Poles	200,046
14	Davis-Besse - 5D014 - Rerack Spent Fuel Pool	1,552,891
15	Davis-Besse - 5D040 - Caldon Feedwater Flow System	280,374
16	Davis-Besse - 5D400 - Provide For Facility Improvement	167,781
17	FirstEnergy - 1115S - EMS Consolidation	373,476
18	Mansfield - 5160M - Auxilliary Boiler C Explosion	124,970
19	Mansfield 3 - 5132M - Install Security Equipment	144,722
20	Mansfield 3 - 5148M - Install A,C,D,E, Reactor Header Module	261,254
21	Mansfield 3 - 599MM - Miscellaneous Production Additions & Improvements-$100,000 Less	198,008
22	Mansfield CF - 5089M - Gypsum Plant Piping	5,760,739
23	Perry - 5818P - Security Computer Upgrade	169,161
24	Perry - 5832P - Power Upgrade Project	4,506,041
25	Perry - 5833P - Refuel Outage 8 (2001)	131,412
26	Perry - 5841P - Install Dampers In CC HVAC Ducts	321,118
27	Perry - 5843P - Main Turbine Control	253,537
28	Perry - 599MP - Miscellaneous Nuclear Additions & Improvements	338,403
29	Richland - 1508D - 138/12.47KV Transformer Winding Replacement	181,623
30	System - 1158S - West Lorain Substation Expansion	633,648
31	Western Region - 1057W -CEI Improvement Project	1,887,710
32	Western Region - 1077W - Replace Failed Richland Sub #5 Transformer	424,865
33	Western Region - 1157S - Delaware Service Center Security	173,213
34	Western Region - 1801W - Distribution Line Capacitors	108,141
35	Western Region - 1900W - New Business	2,316,242
36	Western Region - 1901W - Storm Damage	182,281
37	Western Region - 1903W - Accident Damage	327,250
38	Western Region - 1904W - Line Relocation	496,908
39	Western Region - 1905W - T&D Line Blanket	587,202
40	Western Region - 1908W - Street Light Project	305,692
41	Western Region - 1940W - Line Transformers	310,452
42	Western Region - 1950W - Capital Assets	654,913
43	TOTAL	73,565,425

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 214 Line No.: 3 Column: c

Date not presently determinable.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Minor Land Items	03/31/1982		46,810
4		03/31/1998		136,403
5		12/31/1999		119,709
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	Davis-Besse Turbine Rotor "A"	11/30/1994	04/31/2004	2,150,826
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			2,453,748

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(360)	1,121,119	7,205	-	1,128,324
(361)	-	24,480	-	24,480
(362)	11,179,466	37,580	(120,659)	11,096,387
(364)	2,419,490	(253,549)	-	2,165,941
(365)	17,762,876	1,483,065	-	19,245,941
(366)	245,671	119,716	-	365,387
(367)	3,706,281	3,069,215	-	6,775,496
(368)	14,112,501	(4,070,465)	(247,337)	9,794,699
(369)	857,528	(36,912)	-	820,616
(370)	3,115,378	(1,632,928)	247,337	1,729,787
(371)	(1,664,452)	1,693,648	-	29,196
(373)	1,695,868	774,828	-	2,470,696
Total	54,551,726	1,215,883	(120,659)	55,646,950
(389)	-	-	-	-
(390)	301,774	49,457	-	351,231
(391)	648,190	(190,029)	(190,654)	297,507
(392)	(24,118)	(47,932)	-	(72,050)
(393)	-	-	-	-
(394)	129,402	(93,959)	-	32,443
(395)	-	-	-	-
(396)	-	-	-	-
(397)	26,142	-	(26,142)	-
(398)	-	-	-	-
Total	1,078,390	(282,463)	(216,796)	579,131
GR TOTAL	$ 129,665,924	$ 74,412,854	$ (159,217)	$ 203,919,561

Name of Respondent Toledo Edison Company, The	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: b

ACCOUNT 106, COMPLETED CONSTRUCTION NOT CLASSIFIED - ELECTRIC
(Tentative Classification Subject to Adjustments Between Accounts Upon Unitization of Plant Costs)

Account	Balance Beginning of Year Column (b)	Additions Column (c)	Transfers Column (d)	Balance End of Year Column (g)
(301)	$ -	$ -	$ -	$ -
(302)	-	-	-	-
(303)	6,939,955	(2,041,962)	-	4,897,993
Total	6,939,955	(2,041,962)	-	4,897,993
(310)	-	26,817	(26,817)	-
(311)	213,444	12,314	(1,397)	224,361
(312)	7,631,327	6,448,130	(717,604)	13,361,853
(314)	1,158,478	731,251	(131,358)	1,758,371
(315)	1,335,945	(261,713)	-	1,074,232
(316)	290,291	1,768,929	-	2,059,220
Total	10,629,485	8,725,728	(877,176)	18,478,037
(320)	-	-	-	-
(321)	2,443,254	420,124	-	2,863,378
(322)	20,317,695	2,694,847	-	23,012,542
(323)	549,201	574,846	-	1,124,047
(324)	1,308,313	75,381	-	1,383,694
(325)	8,648,230	3,080,559	-	11,728,789
Total	33,266,693	6,845,757	-	40,112,450
(340)	-	1,516,880	26,817	1,543,697
(342)	-	-	717,604	717,604
(343)	-	4,748		95,843
(344)	-	79,933,802	70,263	79,974,065
Total	-	81,455,430	875,779	82,331,209
(350)	(106,349)	68,991	(11,160)	(48,518)
(352)	497,409	(497,409)	-	-
(353)	14,476,826	(13,591,172)	11,998	897,652
(354)	-	-	-	-
(355)	440,798	(361,554)	117,787	197,031
(356)	7,260,425	(7,124,375)	61,010	197,060
(357)	630,566	-	-	630,566
(358)	-	-	-	-
(359)	-	-	-	-
Total	23,199,675	(21,505,519)	179,635	1,873,791

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			239		40
		875,779	89,020,537		41
10,354,294	-1,337,752,429	-1,396	785,201,734		42
[redacted]					43
		-11,160	14,528,055		44
		-5,839,918	196,237		45
308,531	-1,970,716	-64,489,457	15,228,812		46
		-18,837,039	34,264		47
8,747		-16,819,159	2,167,810		48
12,056		-32,297,365	2,559,783		49
			751,771		50
		-18,441	76,666		51
					52
329,334	-1,970,716	-138,312,539	35,543,398		53
[redacted]					54
			4,840,182		55
		-122,095	1,353,904		56
		-2,137,780	58,859,781		57
					58
530,914			83,094,528		59
214,511			101,589,858		60
716			10,320,997		61
53,059			73,097,438		62
1,525,634		-247,337	90,485,698		63
35,364			61,018,382		64
160,611		88,722	29,252,881		65
46,017			4,185,548		66
					67
54,313			31,137,374		68
2,621,139		-2,418,490	549,236,571		69
[redacted]					70
	-15,146	-19,496	1,892,884		71
	-7,470,460	-9,540	22,487,834		72
249,106	-121,869	-4,905,122	4,296,929		73
285,637			7,416,808		74
15,774	-535		873,205		75
60,648	54,616		3,127,440		76
23,639	-57		2,134,168		77
115,897	-59,557		1,603,697		78
118,129	-142,517	-3,478,492	-142,517		79
4,285	-2,691		112,146		80
873,115	-7,758,216	-8,412,650	43,802,594		81
					82
873,115	-7,758,216	-8,412,650	43,802,594		83
25,709,680	-1,397,742,438	-155,842,509	1,531,731,290		84
					85
					86
					87
25,709,680	-1,397,742,438	-155,842,509	1,531,731,290		88

Name of Respondent Toledo Edison Company, The (PUCO	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	239	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	6,689,329	81,455,429
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	2,033,797,299	99,512,554
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	14,470,223	68,992
45	(352) Structures and Improvements	6,085,816	-49,461
46	(353) Station Equipment	87,870,220	-5,872,704
47	(354) Towers and Fixtures	18,871,303	
48	(355) Poles and Fixtures	16,741,330	2,254,386
49	(356) Overhead Conductors and Devices	39,122,752	-4,253,548
50	(357) Underground Conduit	751,771	
51	(358) Underground Conductors and Devices	95,107	
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	184,008,322	-7,852,335
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	4,832,977	7,205
56	(361) Structures and Improvements	1,451,519	24,480
57	(362) Station Equipment	59,665,268	1,332,293
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	81,663,632	1,961,810
60	(365) Overhead Conductors and Devices	98,783,859	3,020,510
61	(366) Underground Conduit	10,137,264	184,449
62	(367) Underground Conductors and Devices	65,789,439	7,361,008
63	(368) Line Transformers	89,793,735	2,464,884
64	(369) Services	60,763,224	290,522
65	(370) Meters	28,172,018	1,152,752
66	(371) Installations on Customer Premises	2,407,842	1,823,723
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	29,898,238	1,293,399
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	533,359,165	20,917,035
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,927,526	
72	(390) Structures and Improvements	29,283,749	684,085
73	(391) Office Furniture and Equipment	9,504,583	68,443
74	(392) Transportation Equipment	7,750,377	-47,932
75	(393) Stores Equipment	889,514	
76	(394) Tools, Shop and Garage Equipment	3,124,741	8,731
77	(395) Laboratory Equipment	2,157,864	
78	(396) Power Operated Equipment	1,779,151	
79	(397) Communication Equipment	3,596,621	
80	(398) Miscellaneous Equipment	119,122	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	60,133,248	713,327
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	60,133,248	713,327
84	TOTAL (Accounts 101 and 106)	2,997,711,977	113,313,940
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	2,997,711,977	113,313,940

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
11,531,798	-50,261,077	-6,697,434	117,946,993		4
11,531,798	-50,261,077	-6,697,434	117,946,993		5
					6
					7
		-26,817	3,087,490		8
		-1,396	26,834,947		9
10,172,104		-717,604	173,863,808		10
					11
		-131,358	44,928,218		12
			9,794,945		13
			8,442,651		14
10,172,104		-877,175	266,952,059		15
					16
	-140,314		1,551,643		17
12,796	-282,722,908		83,151,944		18
141,612	-671,783,626		214,799,977		19
27,811	-121,720,129		36,556,923		20
-69	-185,801,421		56,466,297		21
40	-75,584,031		36,702,354		22
182,190	-1,337,752,429		429,229,138		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
		26,817	1,558,998		34
			128,933		35
		717,604	806,330		36
		91,094	3,983,803		37
		40,264	82,305,622		38
			236,612		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	186,413,943	23,359
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	186,413,943	23,359
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	3,087,490	26,817
9	(311) Structures and Improvements	26,819,356	16,987
10	(312) Boiler Plant Equipment	178,301,337	6,452,179
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	44,328,325	731,251
13	(315) Accessory Electric Equipment	9,794,945	
14	(316) Misc. Power Plant Equipment	6,673,722	1,768,929
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	269,005,175	8,996,163
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	1,691,957	
18	(321) Structures and Improvements	365,458,928	428,720
19	(322) Reactor Plant Equipment	882,410,036	4,315,179
20	(323) Turbogenerator Units	157,372,633	932,230
21	(324) Accessory Electric Equipment	242,143,887	123,762
22	(325) Misc. Power Plant Equipment	109,025,354	3,261,071
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	1,758,102,795	9,060,962
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights	15,301	1,516,880
35	(341) Structures and Improvements	128,933	
36	(342) Fuel Holders, Products, and Accessories	88,726	
37	(343) Prime Movers	3,887,961	4,748
38	(344) Generators	2,331,557	79,933,801
39	(345) Accessory Electric Equipment	236,612	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202   Line No.: 12   Column: f

Quantities of net unamortized leased fuel at December 31, 2000 were as follows:

Lbs U308		0
Kgs UF6		0
Enriched U-Kgs	(Estimated)	10,870
Fabricated U-Kgs	(Estimated)	21,546

During 2000, the Company consumed 69,461,876 MMBTU's of leased nuclear fuel.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year: Amortization (d)	Changes during Year: Other Reductions (Explain in a footnote) (e)	Balance End of Year (f)	Line No.
[redacted]			1
			2
			3
			4
			5
[redacted]	[redacted]		6
			7
			8
			9
[redacted]	[redacted]		10
			11
23,881,340		54,171,592	12
			13
[redacted]	[redacted]	54,171,592	14
			15
			16
			17
			18
			19
			20
			21
[redacted]	[redacted]		22

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		[redacted]
7	Nuclear Fuel Materials and Assemblies		[redacted]
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		[redacted]
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)	42,000,544	36,052,388
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	42,000,544	[redacted]
15	Estimated net Salvage Value of Nuclear Materials in line 9		[redacted]
16	Estimated net Salvage Value of Nuclear Materials in line 11		[redacted]
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		[redacted]
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		[redacted]

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,326,331,981	1,326,331,981
4	Property Under Capital Leases	1,479,748	1,479,748
5	Plant Purchased or Sold		
6	Completed Construction not Classified	203,919,561	203,919,561
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,531,731,290	1,531,731,290
9	Leased to Others		
10	Held for Future Use	2,453,748	2,453,748
11	Construction Work in Progress	73,565,425	73,565,425
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,607,750,463	1,607,750,463
14	Accum Prov for Depr, Amort, & Depl	537,418,020	537,418,020
15	Net Utility Plant (13 less 14)	1,070,332,443	1,070,332,443
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	512,115,700	512,115,700
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	23,151,494	23,151,494
22	Total In Service (18 thru 21)	535,267,194	535,267,194
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation	2,150,826	2,150,826
29	Amortization		
30	Total Held for Future Use (28 & 29)	2,150,826	2,150,826
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	537,418,020	537,418,020

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Service cost	$ 27,421,692	$ 28,296,067	$ 11,349,407	$ 9,268,918
Interest cost	104,784,678	101,995,056	45,670,666	40,765,220
Expected return on plan assets	(180,918,929)	(168,056,403)	(524,512)	(400,419)
Amortization of transition obligation (asset)	(7,944,752)	(7,944,752)	9,236,758	9,236,758
Amortization of prior service cost	5,665,433	5,665,433	3,248,793	3,248,793
Recognized net actuarial loss (gain)	(9,095,535)	--	--	--
Voluntary early retirement program expense	17,243,000	--	--	--
Net benefit cost	$(42,844,413)	$(40,044,599)	$ 68,981,112	$ 62,119,270
Company's share of total plan costs	$(12,661,572)	$ (8,323,000)	$ 15,063,137	$ 12,648,000

The FirstEnergy plan s health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0%-5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7,500,000 and the postretirement benefit obligation by $94,400,000. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $3,500,000 and the postretirement benefit obligation by $111,000,000.

The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation as of January 1	$1,394,106,439	$1,500,134,952	$608,426,051	$ 601,269,566
Service cost	27,421,692	28,296,067	11,349,407	9,268,918
Interest cost	104,784,678	101,995,056	45,670,566	40,765,220
Plan amendments	41,347,358	--	--	--
Actuarial loss (gain)	17,264,015	(155,585,368)	121,680,323	(17,583,693)
Net increase from asset swap	--	14,800,000	--	12,524,600
Voluntary early retirement program expense	23,353,000	--	--	--
Benefits paid	(102,221,644)	(95,534,268)	(35,097,490)	(37,818,560)
Benefit obligation as of December 31	1,506,055,538	1,394,106,439	752,028,957	608,426,051
Change in plan assets:				
Fair value of plan assets as of January 1	1,807,458,798	1,682,987,392	4,917,191	3,906,528
Actual return on plan assets	768,878	220,005,674	(178,534)	621,633
Company contribution	--	--	18,344,187	402,444
Benefits paid	(102,221,644)	(95,534,268)	--	--
Administrative expenses	--	--	(42,480)	(13,414)
Fair value of plan assets as of December 31	1,706,006,032	1,807,458,798	23,040,364	4,917,191
Funded status of plan	199,950,494	413,352,359	(728,988,593)	(603,508,860)
Unrecognized actuarial loss (gain)	(90,915,998)	(303,535,599)	147,307,299	24,881,450
Unrecognized prior service cost	93,063,964	57,382,039	20,909,717	24,158,510
Unrecognized net transition obligation (asset)	(2,106,408)	(10,051,160)	110,841,109	120,077,867
Prepaid (accrued) benefit cost	$199,992,052	$157,147,639	$(449,930,468)	$(434,391,033)
Company's share of prepaid (accrued) benefit cost	$ 878,087	$(11,800,000)	$(117,120,939)	$(110,200,000)
Assumptions used as of December 31:				
Discount rate	7.75%	7.75%	7.75%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

FirstEnergy's net pension and other postretirement benefit costs for the two years ended December 31, 2000 were computed as follows:

17 - RETIREMENT BENEFITS

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the nonnuclear generation business of the Company was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $53,000,000 of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

The settlement agreement provides to the Company's Ohio customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 160 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery period could be shortened for the Company to reduce recovery by as much as $80,000,000, but any such adjustment would be computed on a class-by-class and pro-rata basis.

All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. For regulatory purposes, the Company recognized the applicable accelerated amortization over the period that its rate plan was in effect.

16 - DEPRECIATION

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% in 2000 and 1999.

Annual depreciation expense includes approximately $9,800,000 for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $20,000,000 from implementing the Company's transition plan in 2001. The Company's share of the future obligation to decommission these units is approximately $422,000,000 in current dollars and (using a 4.0% escalation rate) approximately $1,031,000,000 in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $111,000,000 for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $6,900,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the DOE, as required by the Energy Policy Act of 1992.

DOE special assessment activities during 2000 and 1999 respectively, were Account 518 expenses: $1,112,432 and $1,085,734; payments: $1,143,877 and $1,106,143; and refunds: $0 for both years.

The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.

deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Company has no securities held for trading purposes.

15 - REGULATORY PLAN

The Public Utilities Commission of Ohio (PUCO) approved FirstEnergy Corp's (FirstEnergy) Rate Reduction and Economic Development Plan for the Company in January 1997. The regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $93,000,000 (approximately 15 percent below then current levels). The regulatory plan also revised the Company's fuel cost recovery method so that the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $111,000,000 during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

In July 1999, Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the legislation provides for a five percent reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, CEI and OE -- filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, the Company's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how the Company's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of generation-related transition costs of approximately $859,000,000 ($764,000,000, net of deferred income taxes) and transition costs related to regulatory assets aggregating approximately $842,000,000 ($573,000,000, net of deferred income taxes).

On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than mid-2007 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 160 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from

14 - SUPPLEMENTAL CASH FLOWS INFORMATION

Cash and Cash Equivalents at December 31, 2000:

Account	Account Title	
131	Cash	$ 1,172,700
135	Working Fund...............	201,631
136	Temporary Cash Investments..	1,130
		$ 1,375,461

Operating Activities:

Interest Paid (net of amounts capitalized	$ 71,009,000
Income Taxes Paid	$ 65,553,000

Investing Activities:

Gross Additions to Utility Plant	$ 92,860,916
Capital Leases - Nuclear Fuel	$ 36,052,388

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value.

All borrowings with initial maturities of less than one year are defined as financial instruments under accounting principles generally accepted in the United States (GAAP) and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt and investments other than cash and cash equivalents as of December 31:

	2000		1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Long-term debt	$ 918,596	$ 952,068	$ 994,626	$ 1,002,103
Investments other than cash and cash equivalents:				
Debt securities - (Maturing in more than 10 years)	$ 316,685	$ 307,121	$ 292,911	$ 270,030
Equity securities	2,577	2,577	2,543	2,543
All other	133,025	136,572	124,031	128,388
	$ 452,287	$ 446,270	$ 419,485	$ 400,961

The fair value of long-term debt reflects the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Unamort. debt premium	$ 5,325,891		$ 6,434,167	
Amort. of debt disc., expense and loss or reacquired debt		5,316,783		6,425,071
Unamort. Debt discount		9,108		9,096
To recognize debt premium, discount and loss on reacquired debt net amortization related to the adjustment of long-term debt to fair value under purchase accounting.				
Misc. deferred debits	--		2,140,661	
Unamort. debt expense	1,357,296		28,686	
Unamort. debt discount	53,802		104,930	
Amort. of debt disc. and expense		1,411,098		2,274,277
To reclassify amortization of debt premium and discount reclassified to goodwill under purchase accounting.				
Unamort. debt expense	1,131,223		1,046,555	
Unamort. debt premium	6,636,060		3,050,094	
Unamort. Debt discount	1,205,910		199,523	
Unamort. loss on reacquired debt		4,092,703		2,317,833
Unamort. gain on reacquired debt		4,505,654		1,919,260
Amort. of net loss on reacquired debt		374,836		59,079
To reclassify amortization of net loss related to bond redemption activity for the year.				
Other deferred credits	1,198,364		2,396,727	
Misc. deferred debits	1,783,055		4,138,587	
Operations expense		2,981,419		5,962,838
Other regulatory assets		--		572,476
To reclassify amortization of Beaver Valley supplemental rent reclassified to goodwill under purchase accounting.				
Operations expense	7,946,716		--	
Construction work in progress	1,952,077			
Other regulatory assets		9,908,793		--
To reclassify expense related to construction work in progress and deferred fuel.				

Notes Common to Balance Sheet, Income Statement and

Statement of Cash Flows

13 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Balance Sheets and Income Statements as of December 31, 2000 and 1999 in the 2000 Annual Report to Stockholders.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Amort. of property losses	$12,384,000		$12,228,408	
Miscellaneous deferred debits		$12,384,000		$12,228,408
To recognize amortization of goodwill related to FirstEnergy merger.				
Accum. provision for depreciation and amortization	33,231,394		34,179,957	
Depreciation and amortization expense		33,231,394		34,179,957
To reclassify depreciation and amortization on nuclear and general plant costs revalued to fair value relating to purchase accounting.				
Accum. provision for depreciation	106,974,960		106,974,960	
Depreciation expense		106,974,960		106,974,960
To reclassify accelerated depreciation on nuclear plant in service.				
Regulatory credits	11,147,280		11,737,598	
Regulatory debits		34,244,932		33,536,222
Other regulatory assets	34,244,932		33,536,222	
Other regulatory liabilities		11,147,280		11,737,598
To reclassify deferred taxes related to the amortization of net regulatory assets.				
Investment tax credit adj.	6,484,874		5,890,913	
Provision for deferred income taxes	56,392,856		61,152,197	
Accum. deferred investment tax credits		6,484,874		5,890,913
Accum. deferred income taxes		56,392,856		61,152,197
To reclassify deferred investment tax credits and associated deferred income taxes related to the amortization of net regulatory assets.				

Notes to Income Statement

9 - REVENUES

The Company's principal business is providing electric service to customers in northwestern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

10 - NUCLEAR FUEL

The Company amortizes the cost of nuclear fuel based on the rate of consumption.

11 - RENTAL PAYMENTS

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the two years ended December 31, 2000 are summarized as follows:

	2000	1999
Operating leases:		
Interest element	$ 58,646,953	$ 61,414,982
Other	46,222,425	45,281,522
Capital leases		
Interest element	3,905,036	5,264,587
Other	24,114,843	30,428,155
Total rentals	$132,889,257	$142,389,246

12 - TRANSACTIONS WITH AFFILIATED COMPANIES

Operating revenues, operating expenses and interest charges include transactions with CEI, Ohio Edison Company (OE), Pennsylvania Power Company and ATSI. Primary transactions include electric sales (see following paragraph), purchased power and transmission facilities rent expenses of $9,400,000 from ATSI starting in 2000. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and CEI.

The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $103,956,881 and $104,301,983 in 2000 and 1999, respectively. This sale is expected to continue through the end of the lease period.

FirstEnergy provides support services at cost to the Company and other affiliated companies, for which the Company was billed $36,000,000 in 2000 and $59,400,000 in 1999.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Common stock	$ 17,160		$ 17,160	
Accumulated prov. for depreciation	505,197,998		505,197,998	
Premium on capital stock	168,415,198		168,415,198	
Other paid-in capital	116,010,955		116,010,955	
Accum. deferred investment tax credit	33,617,988		33,617,988	
Accum. deferred income taxes	332,599,757		337,979,621	
Other deferred credits	27,157,995		27,157,995	
Other regulatory assets	10,481,269		10,481,269	
Misc. deferred debits - goodwill	497,320,334		491,940,470	
Utility plant		$1,356,196,814		$1,356,196,814
Construction work in progress		1,962,076		1,962,076
Unamortized debt expenses		12,259,078		12,259,078
Misc. deferred debits		37,917,543		37,917,543
Capital stock expense		10,871,811		10,871,811
Retained earnings		165,668,089		165,668,089
Unamortized premium on long-term debt		54,853,000		54,853,000
Unamortized discount on long-term debt		1,630,235		1,630,235
Accum. provision for pensions and benefits		51,222,751		51,222,751
Accum. misc. operating provisions	8,207,830		8,207,830	
Accounts payable		6,046,615		6,046,615
Misc. current and accrued liabilities		398,472		398,472

To recognize purchase accounting related to FirstEnergy merger.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Accumulated prov. for depreciation	$ 4,888,665		$ 4,465,557	
Other regulatory assets	10,168,508		10,591,616	
Utility plant		15,057,173		15,057,173
To reclassify carrying charges on Perry Plant.				
Utility plant	1,339,867,482		--	
Accum. provision for depreciation and amortization		945,289,679		--
Other regulatory assets		394,577,803		--
To reclassify transfer of net utility plant to other regulatory assets.				

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Accumulated provision for - Pensions / benefits	$119,326,025		$111,202,376	
& DOE decomm. & injuries & damages	7,909,689		10,257,534	
Other deferred credits		127,235,714		121,459,910
To reclassify accumulated provision for pensions and benefits, United States Department of Energy (DOE) decommissioning and decontamination and injuries and damages to other deferred credits.				
Material & supplies	21,993,814		20,232,151	
Miscellaneous deferred debits		21,993,814		20,232,151
To reclassify intangible asset relating to material & supplies held under consignment.				
Other deferred credits	25,534,379		24,116,328	
Other investments		25,534,379		24,116,328
To offset liability for materials held under consignment with note receivable from consignor.				
Accumulated deferred income taxes - deferred credits	$176,179,407		$188,771,519	
Accumulated deferred income taxes - deferred debits		$176,179,407		$188,771,519
To reclassify accumulated deferred income tax benefits.				
Utility plant in service - Nuclear fuel	59,767,219		74,379,274	
Electric plant	211,307		155,009	
Accumulated provision for amortization		59,978,526		74,534,283
To reclassify the accumulated amortization of capital leases.				
Misc. deferred debits	7,613,284		11,951,483	
Accounts receivable		7,613,284		11,951,483
To reclassify sale of receivables suspense account to accounts receivable.				
Accounts receivable	--		11,951,483	
Current liabilities-other		--		11,951,483
To reclassify accounts receivable suspense account from accounts receivable to other current liabilities.				
Notes receivable-associated companies	161,866		--	
Investments in associated companies		161,866		--
To reclassify investments in associated companies due within one year.				
Other investments	878,087		--	
Other deferred credits		878,087		--
To reclassify prepaid pension costs from deferred credits to other investments.				

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $200,000 as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

8 - ANNUAL REPORT TO STOCKHOLDERS

Following are the reclassification entries which have been reflected in the Company's Balance Sheets as of December 31, 2000 and 1999 in the 2000 Annual Report to Stockholders.

	December 31,			
	2000		1999	
	Dr.	Cr.	Dr.	Cr.
Long-term debt	$ 35,130,000		$ 76,030,000	
Currently payable long-term debt		$ 35,130,000		$ 76,030,000
To reclassify long-term debt due within one year.				
Other regulatory liabilities	312,736,527		337,730,921	
Other regulatory assets		312,736,527		337,730,921
To net regulatory liabilities with regulatory assets.				

The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $176,100,000 of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $8,100,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

Environmental Matters --

Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $16,000,000, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

The Company is required to meet federally approved sulfur dioxide (SO_2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO_2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Company is in compliance with the current SO_2 and nitrogen oxides (NO_x) reduction requirements under the Clean Air Act Amendments of 1990. SO_2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NO_x reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NO_x reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NO_x Transport Rule imposes uniform reductions of NO_x emissions (an approximate 85% reduction in utility plant NO_x emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NO_x emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NO_x Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NO_x budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NO_x budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NO_x budgets at the Company's Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NO_x Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NO_x emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NO_x Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NO_x reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NO_x Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

Long-Term Debt --

The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2000, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $400,000. The Company expects to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

2001	35,130,000
2002	196,030,000
2003	96,155,000
2004	268,680,000
2005	0

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $68,000,000 and a noncancelable municipal bond insurance policy of $30,500,000 to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.375% of the amounts of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

The Company and CEI have letters of credit of approximately $222,252,000 in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively.

6 - SHORT-TERM BORROWINGS

The Company may borrow from its affiliates on a short-term basis. At December 31, 2000, the Company had total short-term borrowings of $65,399,185 from its affiliates.

7 - COMMITMENTS AND CONTINGENCIES

Capital Expenditures --

The Company's current forecast reflects expenditures of approximately $218,000,000 for property additions and improvements from 2001-2005, of which approximately $49,000,000 is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $79,000,000, of which approximately $7,000,000 applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $99,000,000 and $22,000,000, respectively, as the nuclear fuel is consumed.

Nuclear Insurance --

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,500,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $77,900,000 per incident but not more than $8,800,000 in any one year for each incident.

Nuclear fuel is currently financed for the Company and CEI through leases with a special-purpose corporation. As of December 31, 2000, $142,314,436 of nuclear fuel ($56,163,244 for the Company) was financed under a lease financing arrangement totaling $150,000,000 from bank credit arrangements. The bank credit arrangements expire in August 2001. Lease rates are based on bank rates and commercial paper rates.

The future minimum lease payments as of December 31, 2000 are:

	Capital Leases	Operating Leases: Lease Payments	Operating Leases: Capital Trust	Operating Leases: Net
	(In thousands)			
2001	$ 28,016	$ 108,029	$ 36,368	$ 71,661
2002	17,191	111,042	37,930	73,112
2003	11,034	111,745	35,966	75,779
2004	5,032	97,864	24,272	73,592
2005	1,513	104,832	24,941	79,891
Years thereafter	786	1,115,618	272,262	843,356
Total minimum lease payments	63,572	$1,649,130	$431,739	$1,217,391
Interest portion	6,713			
Present value of net minimum lease payments	$ 56,859			

The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720,000,000 aggregate principal amount ($145,000,000 for the Company and $575,000,000 for CEI) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906,488,000 ($337,099,000 for the Company and $569,389,000 for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873,200,000 aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduces lease costs related to that transaction.

5 - CAPITALIZATION

Retained Earnings --

The Company has a provision in its mortgage that requires common stock dividends to be paid out of its total balance of retained earnings.

Preferred Stock and Preference Stock --

Preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

The preferred dividend rates on the Company's Series A and Series B fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.00% and 7.42%, respectively, in 2000.

The Company has 5,000,000 authorized and unissued shares of $25 par value preference stock.

Notes to Balance Sheet

1 - UTILITY PLANT

Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. On September 1, 2000, the Company sold its transmission assets to an affiliate, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates the Company's and its affiliates' major high-voltage transmission facilities and has interconnections with other regional utilities.

2 - NUCLEAR FUEL

The Company leases its nuclear fuel and pays for the fuel as it is consumed.

3 - ACCOUNTS RECEIVABLE

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

The Company and The Cleveland Electric Illuminating Company (CEI) sell substantially all of their retail customer receivables to Centerior Funding Corporation (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The Company sold approximately $761,351,000 and $782,372,000 of accounts receivable to CFC in 2000 and 1999, respectively. The trust completed a public sale of $150,000,000 and private sales of $50,000,000 of receivables-backed investor certificates in 1996 and 2000, respectively, in transactions that qualified for sale accounting treatment. CFC's retained interest in the pool of receivables held by the trust (15.15% as of December 31, 2000) is stated at fair value reflecting adjustments for anticipated credit losses. Collections of receivables previously transferred to the trust used to purchase new receivables from CFC during 2000, totaled approximately $2,500,000,000. Expenses associated with the factoring discount related to the sale of receivables were $13,000,000 in 2000. As of December 31, 2000, the Company's receivables recorded on its Balance Sheet were reduced by $103,000,000 due to these sales.

4 - LEASES

The Company leases certain generating facilities, nuclear fuel, office space and other property and equipment under cancelable and noncancelable leases.

The Company and CEI sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and the Company sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and CEI entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and CEI continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and CEI have the right, at the end of the respective basic lease terms, to renew the leases. The Company and CEI also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2000 were approximately $200,000,000, net of trust cash receipts.)

Name of Respondent	This Report Is:	Date of Report	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 27 Column: b

Additions under Nuclear Fuel are excluded because they are noncash capitalizations.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-63,838,040
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Cash Deposited in Decommissioning Trusts	-8,942,071
54	Other	-8,219,929
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-77,370,507
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	96,405,462
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	8,059,598
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	104,465,060
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-200,632,442
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-16,247,458
81	Dividends on Common Stock	-67,100,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-179,514,840
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	1,071,605
87		
88	Cash and Cash Equivalents at Beginning of Year	303,856
89		
90	Cash and Cash Equivalents at End of Year	1,375,461

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	46,630,642
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	205,402,714
5	Amortization of Deferred Nuclear Operating Expenses	48,123,982
6	Leased Nuclear Fuel	23,881,340
7	Other Noncash Items	-7,699,018
8	Deferred Income Taxes (Net)	-33,287,133
9	Investment Tax Credit Adjustment (Net)	-8,312,006
10	Net (Increase) Decrease in Receivables	-6,669,977
11	Net (Increase) Decrease in Inventory	4,094,190
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	1,468,296
14	Net (Increase) Decrease in Other Regulatory Assets	-4,567,330
15	Net Increase (Decrease) in Other Regulatory Liabilities	-9,812,652
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	74,942
18	Net (Increase) Decrease in Other Current and Accrued Assets	-1,221,154
19		
20		
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	257,956,952
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-92,860,916
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-92,860,916
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38	Sale of Assets to Associated Companies	81,014,673
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	15,475,776

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 118 Line No.: 24 Column: b

Note:

Preferred Stock:

$100 Par Value:

$ 4.25	$ 680,003
4.56	228,000
4.25	425,001
8.32	832,000
7.76	1,164,000
7.80	1,170,000
10.00	1,900,000
	$ 6,399,004

$25 Par Value:

$ 2.21	$ 2,210,003
2.365	3,311,011
Adjustable A	2,100,000
Adjustable B	2,227,440
	$ 9,848,454
	$16,247,458

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		-195,017,584
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		329,013
50	Equity in Earnings for Year (Credit) (Account 418.1)		192,167
51	(Less) Dividends Received (Debit)		117,225
52			
53	Balance-End of Year (Total lines 49 thru 52)		403,955

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		-158,223,583
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		46,438,475
17	Appropriations of Retained Earnings (Acct. 436)		
18	Preferred Stock Dividend Accrual Adjustment	242	-2,243
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		-2,243
23	Dividends Declared-Preferred Stock (Account 437)		
24	Preferred Stock	238	-16,247,458
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-16,247,458
30	Dividends Declared-Common Stock (Account 438)		
31	Common Stock	238	-67,100,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-67,100,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		117,225
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		-195,017,584

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		106,735,746	70,868,547
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		251,167	528,668
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		181,972	257,423
31	Revenues From Nonutility Operations (417)		1,111,861	1,203,172
32	(Less) Expenses of Nonutility Operations (417.1)		94,086	209,771
33	Nonoperating Rental Income (418)		-60,926	-83,431
34	Equity in Earnings of Subsidiary Companies (418.1)	119	192,167	141,920
35	Interest and Dividend Income (419)		24,802,571	29,200,116
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		1,652,529	1,706,212
38	Gain on Disposition of Property (421.1)			-4,995
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		27,673,311	32,224,468
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	14,221,549	12,719,176
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		14,221,549	12,719,176
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	213,009	217,344
47	Income Taxes-Federal (409.2)	262-263	3,609,877	6,756,023
48	Income Taxes-Other (409.2)	262-263	76,233	153,296
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	2,637,990	1,204,877
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)		-4,932,871	-4,404,403
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		1,604,238	3,927,137
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		11,847,524	15,578,155
55	Interest Charges			
56	Interest on Long-Term Debt (427)		72,892,183	82,204,358
57	Amort. of Debt Disc. and Expense (428)		1,562,173	2,556,831
58	Amortization of Loss on Reaquired Debt (428.1)		1,929,386	1,796,061
59	(Less) Amort. of Premium on Debt-Credit (429)			27,330
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		532,260	532,260
61	Interest on Debt to Assoc. Companies (430)	340	2,029,038	634,230
62	Other Interest Expense (431)	340	595,470	140,438
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		6,523,362	1,444,170
64	Net Interest Charges (Enter Total of lines 56 thru 63)		71,952,628	85,328,158
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		46,630,642	1,118,544
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		46,630,642	1,118,544

Name of Respondent Toledo Edison Company, The (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
954,947,120	921,158,988					2
						3
430,401,734	459,463,934					4
76,951,353	62,161,045					5
198,133,687	198,006,923					6
7,269,027	7,312,078					7
1,134,672	1,134,672					8
						9
						10
78,229,858	77,521,148					11
31,240,548	31,830,866					12
90,837,359	87,862,384					13
52,998,585	22,880,892					14
1,735,204	1,336,804					15
-35,925,123	-32,077,315					16
						17
-3,379,135	-3,407,954					18
						19
						20
18,935,299	73,304					21
						22
848,211,374	850,290,441					23
106,735,746	70,868,547					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	954,947,120	921,158,988
3	Operating Expenses			
4	Operation Expenses (401)	320-323	430,401,734	459,463,934
5	Maintenance Expenses (402)	320-323	76,951,353	62,161,045
6	Depreciation Expense (403)	336-337	198,133,687	198,006,923
7	Amort. & Depl. of Utility Plant (404-405)	336-337	7,269,027	7,312,078
8	Amort. of Utility Plant Acq. Adj. (406)	336-337	1,134,672	1,134,672
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		78,229,858	77,521,148
12	(Less) Regulatory Credits (407.4)		31,240,548	31,830,866
13	Taxes Other Than Income Taxes (408.1)	262-263	90,837,359	87,862,384
14	Income Taxes - Federal (409.1)	262-263	52,998,585	22,880,892
15	- Other (409.1)	262-263	1,735,204	1,336,804
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	-35,925,123	-32,077,315
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266	-3,379,135	-3,407,954
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		18,935,299	73,304
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		848,211,374	850,290,441
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		106,735,746	70,868,547

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		153,082	6,862
48	Accumulated Deferred Investment Tax Credits (255)	266-267	58,591,593	48,533,353
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	304,509,595	275,157,860
51	Other Regulatory Liabilities (254)	278	360,642,547	323,366,201
52	Unamortized Gain on Reaquired Debt (257)		1,064,574	532,314
53	Accumulated Deferred Income Taxes (281-283)	272-277	671,161,052	621,504,953
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		1,396,122,443	1,269,101,543
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		3,599,825,458	3,400,182,845

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	PROPRIETARY CAPITAL			
2	Common Stock Issued (201)	250-251	195,686,595	195,686,595
3	Preferred Stock Issued (204)	250-251	210,000,000	210,000,000
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	496,985,947	496,985,947
7	Other Paid-In Capital (208-211)	253	115,999,349	115,999,349
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	10,871,811	10,871,811
11	Retained Earnings (215, 215.1, 216)	118-119	-158,223,583	-195,017,584
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	329,013	403,955
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		849,905,510	813,186,451
15	LONG-TERM DEBT			
16	Bonds (221)	256-257	179,925,000	179,525,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	814,700,754	739,070,754
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		1,465,160	205,448
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		993,160,594	918,390,306
23	OTHER NONCURRENT LIABILITIES			
24	Obligations Under Capital Leases - Noncurrent (227)		25,511,139	35,759,763
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		2,264,983	2,136,475
27	Accumulated Provision for Pensions and Benefits (228.3)		59,979,625	68,103,274
28	Accumulated Miscellaneous Operating Provisions (228.4)		16,200,381	13,981,044
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		103,956,128	119,980,556
31	CURRENT AND ACCRUED LIABILITIES			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		31,862,197	29,832,408
34	Notes Payable to Associated Companies (233)		57,339,587	65,399,185
35	Accounts Payable to Associated Companies (234)		20,536,198	36,543,110
36	Customer Deposits (235)		2,839,461	2,548,144
37	Taxes Accrued (236)	262-263	57,217,697	57,239,128
38	Interest Accrued (237)		21,961,024	19,946,261
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		-77,814	-11,492
43	Miscellaneous Current and Accrued Liabilities (242)		45,267,042	46,928,025
44	Obligations Under Capital Leases-Current (243)		19,735,391	21,099,220
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		256,680,783	279,523,989

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		9,318,066	8,473,009
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	963,388,224	1,337,330,682
58	Prelim. Survey and Investigation Charges (Electric) (183)		1,037,433	832,132
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		163,670	608,931
61	Temporary Facilities (185)		-36,739	-5,432
62	Miscellaneous Deferred Debits (186)	233	89,258,098	72,056,803
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	2,629	0
65	Unamortized Loss on Reaquired Debt (189)		20,681,552	23,053,299
66	Accumulated Deferred Income Taxes (190)	234	188,771,519	176,179,407
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		1,272,584,452	1,618,528,831
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		3,599,825,458	3,400,182,845

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	3,000,253,240	1,534,185.038
3	Construction Work in Progress (107)	200-201	97,815,976	73,565,425
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		3,098,069,216	1,607,750,463
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,401,415,590	537,418,020
6	Net Utility Plant (Enter Total of line 4 less 5)		1,696,653,626	1,070,332,443
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	42,000,544	54,171,592
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		42,000,544	54,171,592
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,738,654,170	1,124,504,035
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	6,506,420	6,506,420
15	(Less) Accum. Prov. for Depr. and Amort. (122)		3,185,821	3,467,877
16	Investments in Associated Companies (123)		0	39,245,475
17	Investment in Subsidiary Companies (123.1)	224-225	24,301,885	24,376,828
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		317,275,778	303,268,326
21	Special Funds (125-128)		124,326,297	132,545,798
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		469,224,559	502,474,970
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		97,589	1,172,700
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		205,137	201,631
27	Temporary Cash Investments (136)		1,130	1,130
28	Notes Receivable (141)		1,689,111	1,572,950
29	Customer Accounts Receivable (142)		10,866,215	4,118,684
30	Other Accounts Receivable (143)		2,396,160	1,975,719
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		0	0
32	Notes Receivable from Associated Companies (145)		6,094,780	30,687,345
33	Accounts Receivable from Assoc. Companies (146)		40,997,896	62,271,024
34	Fuel Stock (151)	227	4,134,144	1,551,246
35	Fuel Stock Expenses Undistributed (152)	227	438,654	-16,285
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	17,782,334	15,409,393
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	887,875	442,800
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		25,929,007	27,150,161
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		5,312,028	5,030,562
49	Rents Receivable (172)		430,217	605,949
50	Accrued Utility Revenues (173)		2,100,000	2,500,000
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		119,362,277	154,675,009

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. On August 8, 2000, FirstEnergy Corp. (FirstEnergy), the parent of Ohio Edison Company (Company), and GPU, Inc. (GPU), a Pennsylvania corporation, entered into an Agreement and Plan of Merger. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4,500,000,000 in cash and FirstEnergy common stock. The transaction would be accounted for by the purchase method. The merger has been approved by the respective shareholders of FirstEnergy and GPU, the Federal Energy Regulatory Commission (FERC) on March 15, 2001 in Docket No. EC01-22-000, the Nuclear Regulatory Commission, the New York Public Service Commission and the Federal Communications Commission. Other regulatory approvals are pending before the Pennsylvania Public Utility Commission, the New Jersey Board of Public Utilities and the Securities and Exchange Commission.

3. None

4. None

5. On October 27, 1999 the FERC in Docket No. EC99-53-000 approved FirstEnergy's request for an intra-corporate transfer of ownership and operational control of jurisdictional transmission facilities of its electric utility operating companies (Company, Pennsylvania Power Company (Penn), The Cleveland Electric Illuminating Company and The Toledo Edison Company) and the assignment of rights under certain FERC-jurisdictional agreements to a newly formed affiliated company, American Transmission Systems, Inc. (ATSI). On September 1, 2000, the major high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 Kv, 138 Kv and 69 Kv were transferred to ATSI. These facilities will be included in the FERC Form 1 filed by ATSI.

6. See Notes 5 through 7 to Balance Sheet on pages 123.1 through 123.4 and pages 256 and 257 of this report and footnotes thereof.

7. None

8. The Company granted wage increases to employees represented by unions which provided for adjustments in hourly rates in 2000. These increases plus changes in wages of supervisory, administrative and professional employees resulted in an estimated annual wage increase of $758,850.

9. None

10. None

11.

12. None

Name of Respondent	This Report Is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 106 Line No.: 4 Column: e

If and when dividends payable on the Preference Stock shall be in default in an amount equivalent to four full quarterly dividends on all shares of Preference Stock then outstanding and until all dividends then in default on the Preference Stock shall have been paid, the record holders of a majority of the voting power of the shares of Preference Stock then outstanding, voting separately as one class, shall be entitled, at each meeting of the stockholders at which directors are elected, to elect two directors, subject to the prior rights of the holders of Cumulative Preferred Stock.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
The Company did not close the stock book in 2000.	Total: 39,133,887 By Proxy: 39,133,887	December 19, 2000 FirstEnergy Corp. 76 South Main Street Akron, Ohio 44308

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	39,133,887	39,133,887		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	39,133,887	39,133,887		
7	FirstEnergy Corp. (100%)	39,133,887	39,133,887		
8	76 South Main Street				
9	Akron, Ohio 44308				
10					
11					
12					
13					
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15					
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17					
18					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	H. Peter Burg	76 South Main Street, Akron, Ohio 44308
2	President	
3		
4	Anthony J. Alexander	76 South Main Street, Akron, Ohio 44308
5		
6	Richard H. Marsh	76 South Main Street, Akron, Ohio 44308
7	Vice President and Chief Financial Officer	
8		
9		
10		
11	Note: No Executive Committee has been appointed or elected.	
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Name of Respondent Toledo Edison Company, The	This Report is: (1) X An Original (2) __ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Represents total from FirstEnergy Corp.(parent company of Toledo Edison Company).This footnote pertains to all amounts shown in column (c) except for line 10 who is only an employee of Toledo Edison Company.

Schedule Page: 104 Line No.: 2 Column: b

Resigned as Executive Vice President and General Counsel effective midnight 1/31/00.

Schedule Page: 104 Line No.: 4 Column: b

Elected Vice President and General Counsel effective 2/1/00.

Schedule Page: 104 Line No.: 6 Column: b

Vice President elected Senior Vice President effective 2/1/00.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	President	H. P. Burg	[redacted]
2	Executive Vice President and General Counsel	[redacted]	
3	Vice President and Chief Financial Officer	R. H. Marsh	
4	Vice President and General Counsel	[redacted]	This data has been purposely omitted herefrom
5	Senior Vice President	J. A. Gill	
6	Senior Vice President	[redacted]	
7	Vice President	E. T. Carey	
8	Vice President	G. L. Pipitone	
9	Vice President	S. F. Szwed	
10	President, Western Region	J. M. Murray	
11	Corporate Secretary	N. C. Ashcom	
12	Treasurer	T. C. Navin	
13	Controller	H. L. Wagner	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Toledo Edison Capital Corporation	Financing Corporation	90%	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

The Toledo Edison Company is a wholly owned subsidiary of FirstEnergy Corp., an exempt utility holding company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Harvey L. Wagner, Controller
76 South Main Street
Akron, Ohio 44308

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Ohio
July 1, 1901

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Ohio

5. Have you engaged as the principle accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	none
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	none
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	none
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	none
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	none
65	Generating Plant Statistics (Small Plants)	410-411	none
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	none
17	Electric Plant Held for Future Use	214	
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	
24	Materials and Supplies	227	
25	Allowances	228-229	
26	Extraordinary Property Losses	230	none
27	Unrecovered Plant and Regulatory Study Costs	230	none
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk	252	
33	Other Paid-in Capital	253	
34	Discount on Capital Stock	254	none
35	Capital Stock Expense	254	
36	Long-Term Debt	256-257	

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION

01 Exact Legal Name of Respondent Toledo Edison Company, The	02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /	
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308	
05 Name of Contact Person Harvey L. Wagner	06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 76 South Main Street, Akron, Ohio 44308	

08 Telephone of Contact Person, *Including Area Code*	09 This Report Is	10 Date of Report *(Mo, Da, Yr)*
(330) 384-5296	(1) [X] An Original (2) [ ] A Resubmission	/ /

ATTESTATION

The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.

01 Name	03 Signature	04 Date Signed *(Mo, Da, Yr)*
Harvey L. Wagner	/s/ Harvey L. Wagner	04/27/2001
02 Title Controller		

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) 'Corporation' means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) 'Person' means an individual or a corporation;

(5) 'Licensee' means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) 'Municipality' means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) 'Project' means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of __________ for the year ended on which we have reported separately under date of __________. We have also reviewed schedules ______________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2		
3	Miscellaneous Income Deductions	
4	Donations (Account 426.1)	
5	Civic	77,643
6	Conservation Programs	211,388
7	School Activities	45,798
8	Special Projects	59,163
9	All Others (5 Items)	20,433
10		
11	Total 426.1	414,425
12		
13	Life Insurance (Account 426.2)	
14		
15	Penalties (Account 426.3) 9 Items	269
16		
17	Total 426.3	269
18		
19	*Expenditures for Certain Civic, Political, and*	
20	Related Activities (Account 426.4)	
21	Salary and Expenses of Employees who are	
22	Registered Lobbyists	223,467
23	All Other (3 Items)	16,674
24		
25	Total 426.4	240,141
26		
27	Other Deductions (Account 426.5)	
28	Accounts Receivable Financing Sale Costs	11,115,994
29	Sale of M&S Inventory	2,212,968
30	All Other (6 Items)	237,752
31		
32	Total 426.5	13,566,714
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section B the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.

Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.

In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.

For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.

4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant	6,058,676	1,271,595		7,330,271
3	Nuclear Production Plant	168,508,560	4,887,033		173,395,593
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	1,102,209			1,102,209
7	Transmission Plant	2,744,946	9,813		2,754,759
8	Distribution Plant	18,355,986	193,560		18,549,546
9	General Plant	1,363,310	907,026		2,270,336
10	Common Plant-Electric				
11	TOTAL	198,133,687	7,269,027		205,402,714

B. Basis for Amortization Charges

Column C represents amortization of the cost of the following:

Leasehold improvements over the life of the lease; Davis Besse intangible engineering costs over the remaining life; software costs amortized over a seven year period; and AFUDC - debt gross-up pursuant to SFAS 109, amortized using the composite functional rates of the associated property.

No change in basis or method of amortization has been made from preceding year.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 336 Line No.: 3 Column: b

Includes nuclear plant decommissioning in the amount of $9,837,612.

Schedule Page: 336 Line No.: 11 Column: c

Includes $3,094,573 for amortization of the gross-up to plant-in-service for the debt component of AFUDC recorded net-of-tax.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 3 Column: a

Associated Company.

Schedule Page: 328 Line No.: 3 Column: e

FirstEnergy Sales Tariff.

Schedule Page: 328 Line No.: 3 Column: i

No MWH's physically came in or left the Company's system.

Schedule Page: 328 Line No.: 3 Column: j

No MWH's physically came in or left the Company's system.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	221,929
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	814,398
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	767,692
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Administrative and General Expenses - General	-338,732
7	Administrative Costs for Board of Directors	31,344
8	Directors Fees and Expenses	119,081
9	Area Development	123,748
10	Bank Service Charges and Commitment Fees	859,286
11	Casualty Insurance Amortization	-24,696
12	Civic and Political Activity	67,525
13	Community Service Activity	25,177
14	Memberships - Civic	81,122
15	Memberships - Industrial Associations	7,812
16	Ohio Consumers Counsel	351,485
17	Software Related Costs Value Based Management System	526,035
18	Transfer of Charges Between Administrative and	
19	General Expenses and Other Work in Progress	-17,077
20	Trustee, Agent and Remarketing Fees	-11,826
21	Miscellaneous Administrative and General Expenses	
22	for Jointly Owned Base Load Units:	
23	Cleveland Electric Illuminating Co. - Company's	
24	portion of Perry Power Station	5,361,229
25	FENOC - Company's portion of	
26	Beaver Valley Power Station	3,199,787
27	Pennsylvania Power Company - Company's portion of	
28	Bruce Mansfield Plant	1,961,404
29	All Others (8 Items)	11,194
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	14,137,917

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
				769	769	1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			0	769	769	

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
	458,312		458,312	1
	81,743		81,743	2
	7,390,860		7,390,860	3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	7,930,915	0	7,930,915	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	American Electric Power	Unspecified	Unspecified	OS
2	American Municipal Power - Ohio	Unspecified	Unspecified	OS
3	FirstEnergy Corp.	Unspecified	Unspecified	OS
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
11,627				176,879		176,879	1
374,491				22,014,486		22,014,486	2
456,828				6,565,963		6,565,963	3
646,673				9,312,451		9,312,451	4
366,822				7,693,064		7,693,064	5
			14,760,008			14,760,008	6
39,475			443,643	587,394		1,031,037	7
							8
							9
							10
							11
							12
							13
							14
1,895,913			15,203,651	46,350,237		61,553,888	

Name of Respondent Toledo Edison Company, The	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

Associated Company.

Schedule Page: 326 Line No.: 1 Column: b

Applies to all OS Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 326 Line No.: 1 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 2 Column: a

Associated Company.

Schedule Page: 326 Line No.: 2 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 326 Line No.: 3 Column: a

Associated Company.

Schedule Page: 326 Line No.: 3 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 326 Line No.: 4 Column: a

Associated Company.

Schedule Page: 326 Line No.: 4 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Cleveland Electric Illuminating Co [redacted]	OS [redacted]	[redacted]	NA	NA	NA
2	FirstEnergy Corp [redacted]	OS	[redacted]	NA	NA	NA
3	Ohio Edison Company [redacted]	OS	[redacted]	NA	NA	NA
4	Pennsylvania Power Co [redacted]	OS	[redacted]	NA	NA	NA
5	Ohio Valley Electric Corporation	OS	20	NA	NA	NA
6	DTE Energy (Ludington)	OS		NA	NA	NA
7	Sauder Woodworking	OS		NA	NA	NA
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	717,529	950,564
106	(582) Station Expenses	397,019	337,086
107	(583) Overhead Line Expenses	795,442	943,873
108	(584) Underground Line Expenses	839,844	836,151
109	(585) Street Lighting and Signal System Expenses	3	-10
110	(586) Meter Expenses	198,184	122,575
111	(587) Customer Installations Expenses	91,837	-119,108
112	(588) Miscellaneous Expenses	5,075,033	5,624,889
113	(589) Rents	57,150	-154,318
114	TOTAL Operation (Enter Total of lines 103 thru 113)	11,716,336	11,835,687
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	132,613	73,537
117	(591) Maintenance of Structures	1,434,976	937,735
118	(592) Maintenance of Station Equipment	97,848	134,707
119	(593) Maintenance of Overhead Lines	12,558,745	8,533,831
120	(594) Maintenance of Underground Lines	949,176	1,400,031
121	(595) Maintenance of Line Transformers	247,318	207,504
122	(596) Maintenance of Street Lighting and Signal Systems	1,338,912	1,256,775
123	(597) Maintenance of Meters	843,959	1,077,732
124	(598) Maintenance of Miscellaneous Distribution Plant	414,520	493,921
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	18,018,067	14,115,773
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	29,734,403	25,951,460
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	447,889	471,873
130	(902) Meter Reading Expenses	2,029,765	2,134,686
131	(903) Customer Records and Collection Expenses	8,300,065	7,957,965
132	(904) Uncollectible Accounts	7,917,468	8,317,166
133	(905) Miscellaneous Customer Accounts Expenses	740,184	258,362
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	19,435,371	19,140,052
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	95,993	1,351,792
138	(908) Customer Assistance Expenses	418,491	4,321,121
139	(909) Informational and Instructional Expenses	9	2,028
140	(910) Miscellaneous Customer Service and Informational Expenses	-47,722	999,816
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	466,771	6,674,757
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	5,987,533	5,528,180
146	(913) Advertising Expenses	1,781,945	1,406,736
147	(916) Miscellaneous Sales Expenses	228,744	390,595
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	7,998,222	7,325,511
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	11,121,227	8,043,714
152	(921) Office Supplies and Expenses	12,101,124	8,766,847
153	(Less) (922) Administrative Expenses Transferred-Credit	2,842,914	1,560,144

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	1,696,827	1,887,930
156	(924) Property Insurance	-2,601,329	-538,137
157	(925) Injuries and Damages	1,552,029	2,543,955
158	(926) Employee Pensions and Benefits	6,969,942	10,518,625
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	3,585,192	1,114,609
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	1	-81
163	(930.2) Miscellaneous General Expenses	14,137,917	18,933,353
164	(931) Rents	1,006,937	871,098
165	TOTAL Operation (Enter Total of lines 151 thru 164)	46,726,953	50,581,769
166	Maintenance		
167	(935) Maintenance of General Plant	1,525,115	1,915,617
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	48,252,068	52,497,386
169	*TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)*	507,353,087	521,624,979

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	11/01/2000
2. Total Regular Full-Time Employees	936
3. Total Part-Time and Temporary Employees	30
4. Total Employees	966

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	1,404,155	2,079,827
5	(501) Fuel	47,570,706	70,968,693
6	(502) Steam Expenses	9,554,420	7,085,941
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	560,548	239,470
10	(506) Miscellaneous Steam Power Expenses	6,163,847	11,662,409
11	(507) Rents	29,351,263	29,311,555
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	94,604,939	121,347,895
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	671,091	801,809
16	(511) Maintenance of Structures		-59,895
17	(512) Maintenance of Boiler Plant	8,099,657	10,856,475
18	(513) Maintenance of Electric Plant	3,216,386	1,892,067
19	(514) Maintenance of Miscellaneous Steam Plant	2,701,591	834,426
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	14,688,725	14,324,882
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	109,293,664	135,672,777
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	17,876,850	18,740,221
25	(518) Fuel	38,147,534	39,832,494
26	(519) Coolants and Water	1,217,403	1,103,599
27	(520) Steam Expenses	6,675,609	8,071,316
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	812,311	571,795
31	(524) Miscellaneous Nuclear Power Expenses	34,197,747	33,861,688
32	(525) Rents	72,483,161	75,709,967
33	TOTAL Operation (Enter Total of lines 24 thru 32)	171,410,615	177,891,080
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	11,215,260	8,185,025
36	(529) Maintenance of Structures	2,429,152	2,212,522
37	(530) Maintenance of Reactor Plant Equipment	9,152,686	7,890,179
38	(531) Maintenance of Electric Plant	4,792,362	2,712,386
39	(532) Maintenance of Miscellaneous Nuclear Plant	12,424,600	8,028,760
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	40,014,060	29,028,872
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	211,424,675	206,919,952
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	6,760	6,014
63	(547) Fuel	2,175,551	294,391
64	(548) Generation Expenses	340,523	575
65	(549) Miscellaneous Other Power Generation Expenses	24,887	6,588
66	(550) Rents	112	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	2,547,833	307,568
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		
71	(553) Maintenance of Generating and Electric Plant	340,036	387,635
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	168,992	7,063
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	509,028	394,698
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	3,056,861	702,266
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	61,553,888	58,463,896
77	(556) System Control and Load Dispatching	744,940	1,081,111
78	(557) Other Expenses	632,157	69,599
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	62,930,985	59,614,606
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	386,706,185	402,909,601
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	350,563	418,965
84	(561) Load Dispatching	364,241	217,863
85	(562) Station Expenses	442,189	259,776
86	(563) Overhead Lines Expenses	40,258	71,885
87	(564) Underground Lines Expenses	8,898	1,749
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	9,566,046	456,792
90	(567) Rents	1,791,514	3,317,979
91	TOTAL Operation (Enter Total of lines 83 thru 90)	12,563,709	4,745,009
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	-80,139	150,129
94	(569) Maintenance of Structures	748,302	1,008,101
95	(570) Maintenance of Station Equipment	159,307	237,515
96	(571) Maintenance of Overhead Lines	1,283,037	914,600
97	(572) Maintenance of Underground Lines	80,386	59,750
98	(573) Maintenance of Miscellaneous Transmission Plant	5,465	11,108
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	2,196,358	2,381,203
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	14,760,067	7,126,212
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	3,544,295	3,293,985

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE: Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
346,166		9,960,601		9,960,601	1
39,240		620,524		620,524	2
					3
1,332,144		106,832,734		106,832,734	4
1,312,893		33,822,961		33,822,961	5
53,617		826,432		826,432	6
50,742		776,517		776,517	7
					8
					9
					10
					11
					12
					13
					14
385,406	0	10,581,125	0	10,581,125	
2,749,396	0	142,258,644	0	142,258,644	
3,134,802	0	152,839,769	0	152,839,769	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 4 Column: a

Associated Company.

Schedule Page: 310 Line No.: 4 Column: b

Applies to all OS Statistical Classification Codes in the column: Daily or weekly short term transactions in accordance with interconnection agreements.

Schedule Page: 310 Line No.: 4 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 5 Column: a

Associated Company.

Schedule Page: 310 Line No.: 5 Column: c

FirstEnergy Sales Tariff.

Schedule Page: 310 Line No.: 6 Column: a

Associated Company.

Schedule Page: 310 Line No.: 6 Column: c

FirstEnergy Joint Dispatch Agreement.

Schedule Page: 310 Line No.: 7 Column: a

Associated Company.

Schedule Page: 310 Line No.: 7 Column: c

FirstEnergy Joint Dispatch Agreement.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 304 Line No.: 41 Column: d

Duplicate Customers Excluded from Totals in Columns d and e:

	Ave # of Customers (d)	KWH of Sales (e)
Residential Service:		
R-02 Residential Add On Heat Pump	80	1,688
GS-19 Controlled Water Heating	423	1,936
GS-18 Outdoor Security Lighting	6,892	696
Commercial Service:		
WR-1 & WR-2 Small and Medium Water & Sewer	94	936,904
GS-13 Outdoor Night Lighting	75	30,853
GS-19 Controlled Water Heating	12	1,500
GS-3 Opt. Process Htg. & Elec. Boiler Load Mgt.	1	15,000
GS-18 Outdoor Security Lighting	7,446	1,261
Industrial Service:		
WR-1 & WR-2 Small and Medium Water & Sewer	3	951,667
GS-3 Opt. Process Htg. & Elec. Boiler Load Mgt.	1	1,008,000
GS-19 Controlled Water Heating	1	3,000
GS-18 Outdoor Security Lighting	312	1,212
Total	15,340	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyrns. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	American Municipal Power - Ohio	RQ	2	NA	NA	NA
2	Ohio Valley Electric Corporation	RQ	20	NA	NA	NA
3						
4	[redacted]	[redacted]	[redacted]	NA	NA	NA
5	[redacted]	OS	[redacted]	NA	NA	NA
6	[redacted]	OS	[redacted]	NA	NA	NA
7	[redacted]	OS	[redacted]	NA	NA	NA
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Industrial Service					
2						
3	GS-1	33,398	1,841,330	23	1,452,087	0.0551
4	WR-1 & WR-2	2,855	133,356			0.0467
5	GS-12	90,757	7,209,316	25	3,630,280	0.0794
6	MG-1	430,893	35,625,380	141	3,055,979	0.0827
7	GS-3	1,008	61,564			0.0611
8	GS-14	16,889	1,994,079	913	18,498	0.1181
9	SG-1	198,503	21,083,834	625	317,605	0.1062
10	GS-17	644	66,252	4	161,000	0.1029
11	GS-19	3	138			0.0460
12	PV-44	2,179,025	131,506,323	35	62,257,857	0.0604
13	PV-45	2,536,723	80,018,271	48	52,848,396	0.0315
14	GS-16	13,760	1,349,665	18	764,444	0.0981
15	PV-46	69,150	1,551,007	1	69,150,000	0.0224
16	GS-18	378	48,822			0.1292
17	Unbilled Industrial	20,893	-1,902,942			-0.0911
18	Total Industrial Service	5,594,879	280,586,395	1,833	3,052,307	0.0502
19						
20	Public Service & Highway Lighting	49,225	6,003,377	395	124,620	0.1220
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	10,224,581	786,115,685	279,753	36,549	0.0769
42	Total Unbilled Rev.(See Instr. 6)	-17,610	-6,802,817	0	0	0.3863
43	TOTAL	10,206,971	779,312,868	279,753	36,486	0.0763

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 304 Line No.: 41 Column: c

Estimated Fuel Revenue Included in Total Revenue on Page 304 Due to Fuel Adjustment Clause

Residential Service:	
R-01 Residential	$ 19,882,751
R-02 Residential Add On Heat Pump	1,852
R-04 Residential Water Heating	3,963,064
R-06 Residential Optional Heating	106,914
R-07 Residential Heating	5,898,636
R-09 Opt. Electric Heat Apartment	131,368
GS-14 General Service	22,735
SG-1 Small General Service	355
GS-17 General Service Heating	7
GS-19 Controlled Water Heating	11,241
GS-18 Outdoor Security Lighting	65,853
Commercial Service:	
R-01 Residential	2,975
R-04 Residential Water Heating	408
R-07 Residential Heating	327
GS-1 Electric Space Conditioning	470,902
WR-1 & WR-2 Small and Medium Water & Sewer	1,208,310
GS-12 Large General Service	45,027
GS-13 Outdoor Night Lighting	31,741
GS-14 General Service	3,812,972
GS-16 Small General Service	33,867
GS-17 General Service Heating	1,272,301
GS-19 Controlled Water Heating	252
GS-3 Opt. Process Htg. & Elec. Boiler Load Mgt.	206
MG-1 Medium General Service	7,454,655
SG-1 Small General Service	12,186,583
SR-1a & SR-2a Small & Large School	1,461,288
GS-18 Outdoor Security Lighting	128,776
PV-44 Large Power	1,716,086
PV-45 Large General Service	3,219,344
Industrial Service:	
GS-1 Electric Space Conditioning	458,219
WR-1 & WR-2 Small and Medium Water & Sewer	39,175
GS-12 Large General Service	1,245,190
MG-1 Medium General Service	5,911,859
GS-3 Opt. Process Htg. & Elec. Boiler Load Mgt.	13,819
GS-14 General Service	231,714
SG-1 Small General Service	2,723,458
GS-17 General Service Heating	8,832
GS-19 Controlled Water Heating	35
PV-44 Large Power	29,896,229
PV-45 Large General Service	34,803,842
GS-16 Small General Service	188,793
GS-18 Outdoor Security Lighting	5,186
Public Service & Highway Lighting	675,372
Total	$139,332,519

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
2,182,623	2,126,883	267,713	265,672	2
[redacted]				3
2,380,244	2,236,502	32,362	32,293	4
5,594,879	5,448,819	1,924	1,950	5
49,225	54,141	481	360	6
				7
				8
				9
10,206,971	9,866,345	302,480	300,275	10
3,134,802	2,408,951	5	5	11
13,341,773	12,275,296	302,485	300,280	12
				13
13,341,773	12,275,296	302,485	300,280	14

Line 12, column (b) includes $ -6,802,817 of unbilled revenues.

Line 12, column (d) includes -17,610 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Residential Service					
2						
3	R-01	1,449,180	174,138,227	187,421	7,732	0.1202
4	R-02	135	10,772			0.0798
5	R-04	288,853	31,343,787	28,256	10,223	0.1085
6	R-06	7,792	690,667	336	23,190	0.0886
7	R-07	429,930	40,897,477	31,631	13,592	0.0951
8	R-09	9,575	757,904	1,051	9,110	0.0792
9	GS-14	1,657	274,918	319	5,194	0.1659
10	SG-1	26	3,242	1	26,000	0.1247
11	GS-17	1	107	1	1,000	0.1070
12	GS-19	819	53,500			0.0653
13	GS-18	4,800	657,709			0.1370
14	Unbilled Residential	-10,145	-1,872,533			0.1846
15	Total Residential Service	2,182,623	246,955,777	249,016	8,765	0.1131
16						
17	Commercial Service					
18						
19	R-01	217	22,077	12	18,083	0.1017
20	R-04	30	2,863	2	15,000	0.0954
21	R-07	24	2,512	1	24,000	0.1047
22	GS-1	34,322	1,971,684	112	306,446	0.0574
23	WR-1 & WR-2	88,069	5,283,450			0.0600
24	GS-12	3,282	325,702	1	3,282,000	0.0992
25	GS-13	2,314	134,116			0.0580
26	GS-14	277,914	40,387,356	21,004	13,231	0.1453
27	GS-16	2,468	258,384	18	137,111	0.1047
28	GS-17	92,733	10,182,333	1,767	52,480	0.1098
29	GS-19	18	1,215			0.0675
30	GS-3	15	1,234			0.0823
31	MG-1	543,342	50,569,685	261	2,081,770	0.0931
32	SG-1	888,235	99,633,549	5,040	176,237	0.1122
33	SR-1a & SR-2a	106,508	10,379,061	260	409,646	0.0974
34	GS-18	9,386	1,361,353			0.1450
35	PV-44	125,079	9,130,623	6	20,846,500	0.0730
36	PV-45	234,646	19,147,464	25	9,385,840	0.0816
37	Unbilled Commercial	-28,358	-3,027,342			0.1068
38	Total Commercial Service	2,380,244	245,767,319	28,509	83,491	0.1033
39						
40						
41	TOTAL Billed	10,224,581	786,115,685	279,753	36,549	0.0769
42	Total Unbilled Rev.(See Instr. 6)	-17,610	-6,802,817	0	0	0.3863
43	TOTAL	10,206,971	779,312,868	279,753	36,486	0.0763

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities	DEBITS		Credits	Balance at End of Year
		Account Credited	Amount		
	(a)	(b)	(c)	(d)	(e)
1	Payable to customers for future income taxes	407.40	31,240,548	3,776,854	165,811,412
2	(Amortized as Benefits are Credited to Customers)				
3					
4	EPA Emission Allowance Auction Proceeds				79,511
5					
6	Bruce Mansfield Plant Sale/Leaseback Activity	507	9,147,804	469,824	138,847,680
7	(Amortized as Benefits are Credited to Customers)				
8					
9	Beaver Valley Sale/Leaseback Activity	525	1,134,672		18,627,598
10	(Amortized as Benefits are Credited to Customers)				
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		41,523,024	4,246,678	323,366,201

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	246,955,777	244,487,242
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	245,767,319	234,157,539
5	Large (or Ind.) (See Instr. 4)	280,586,395	277,304,595
6	(444) Public Street and Highway Lighting	6,003,377	6,455,627
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	779,312,868	762,405,003
11	(447) Sales for Resale	152,839,769	139,775,051
12	TOTAL Sales of Electricity	932,152,637	902,180,054
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	932,152,637	902,180,054
15	Other Operating Revenues		
16	(450) Forfeited Discounts	1,860,330	1,756,687
17	(451) Miscellaneous Service Revenues	305,072	544,425
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	3,775,983	3,754,346
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	16,353,098	12,923,476
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	22,794,483	18,978,934
27	TOTAL Electric Operating Revenues	954,947,120	921,158,988

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
							2
		190	368,238				3
							4
						384,529	5
						7,889,754	6
			14,255,577		40,492,369	232,120,799	7
							8
			14,623,815		40,492,369	240,395,082	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
		282	3,222,026			19,536,782	18
			17,845,841		40,492,369	259,931,864	19
[redacted]							20
			17,476,770		39,654,944	254,878,337	21
			369,071		837,425	5,053,527	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 7 Column: h

Line 7 Other - Electric:	Beginning Balance	Debited 410.1	Debits Accounts	Debits Amounts	Credits Accounts	Credits Amounts	Ending Balance
Cost of Removal	7,807,753	(517,433)	282	7,290,320			0
Miscellaneous	2,345,701	127,701	410.1	142,128			2,331,274
Beaver Valley Rent Over Acr Rate Settle	6,886,392	(402,546)					6,483,846
Savings Plan Minimum Contribution	425,679	(177,385)					248,294
BV Amended Lease Excess Rental Accr	3,019,880	402,546					3,422,426
Reacquired Debt Expense - Net	6,193,958	(2,020,179)					4,173,779
System Development Cost	2,256,675	0	410.1	111,549			2,145,126
Health Benefits - FAS 106	0	0	190.0	184,748	410.1	184,748	0
Carrying Charges Gross-up BV	4,869,199	(133,294)					4,735,905
Carrying Charges Gross-up PY	26,173,655	(714,512)					25,459,143
Excise Tax	212,049	278,384	410.1	6,086			484,347
Hedging Loss Bruce Mansfield - Net	4,090,419	(166,679)	190.0	823,627		0	3,100,113
GE Legal Fees	263,432		282.0	263,432			0
Pre-Phase In Deferred Costs - Beaver Valley	24,495,269	(947,087)		0			23,548,182
Pre-Phase In Deferred Costs -Perry	5,174,917	(130,529)					5,044,388
					190.0	19,490,886	
FAS 109 Adj.	113,948,635	(12,899,166)	254.0	3,776,854			116,763,501
			410.1	1,656,833			
Amortization Premium Discount Debt	739,217	(687,191)			190.0	1,604,807	0
ATSI Sale Deferred Gain	0	14,968,547			410.1	361,392	15,329,939
Generating Asset Impairment	0	0			282.0	18,850,536	18,850,536
	208,902,830	(3,018,823)		14,255,577		40,492,269	232,120,799

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Property Tax Accerleratio	368,238		
4	Deferred Fuel - Rule 21			
5	Nuclear Fuel in Process	142,486	242,043	
6	Property Tax Deferral Rate Agr	8,741,873	-852,119	
7	Other	208,902,830	-3,018,823	
8				
9	TOTAL Electric (Total of lines 3 thru 8)	218,155,427	-3,628,899	
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other	22,758,808		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	240,914,235	-3,628,899	
20	Classification of TOTAL			
21	Federal Income Tax	235,912,446	-3,212,283	
22	State Income Tax	5,001,789	-416,616	
23	Local Income Tax			

NOTES

Name of Respondent Toledo Edison Company, The (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
2,238,067			21,333,873		14,141,716	361,573,089	2
							3
							4
2,238,067			21,333,873		14,141,716	361,573,089	5
							6
							7
							8
2,238,067			21,333,873		14,141,716	361,573,089	9
[redacted]							10
2,191,781			20,892,666		13,849,250	354,060,680	11
46,286			441,207		292,466	7,512,409	12
							13

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) _A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 274 Line No.: 2 Column: h

	Beginning Balance	Debited 410.1	Debited 410.2	Debits Accounts	Debits Amounts	Credits Accounts	Credits Amounts	Ending Balance
Line 2 - Electric								
Accelerated Depreciation	322,266,724	11,688,271	0			410.1	1,668,237	335,623,232
Book - Depreciation - Electric	(146,369,201)	(71,933,740)	(76,220)	410.1	242,232			
				283.0	18,850,536			(237,471,929)
Miscellaneous	2,970,485	(1,081,637)	0					
						410.1	537,603	2,426,451
Taxes Capitalized	0	0	0		0		0	0
FAS 109	275,235,954	(1,099,451)	0			283.0	0	274,136,503
AFUDC Flowback	0	0	0		0		0	0
Removal Costs				190.0	1,887,886	283.0	7,290,320	5,402,434
Contributions in Aid Of Construction	(4,032,632)	(619,685)	0	190.0	243,628	410.1	358,425	(4,537,519)
UCR Overheads	173,818	0	0		0		0	173,818
UCR Interest Flowback	(3,178,593)	0	0		0		0	(3,178,593)
AR 13 Interest Flowback	(18,834,027)	0	0		0			(18,834,027)
Amortization Training Costs PY & BV	2,881,634	0	0		0		0	2,881,634
Value of Construction Test Power	(2,424,420)	0	0		0		0	(2,424,420)
A&G Cap Interest UCR	177,026	958,113	0		0	410.1	324,408	1,459,547
CSC Computer Purchase	(257,886)	0	0		0		0	(257,886)
GE Litigation	(1,589,682)	399,128	0			410.1	477,264	
				190.0	109,591	283.0	263,432	(559,449)
FAS 121 Write Off	(2,174,759)	0	0		0		0	(2,174,759)
Book - Dep. - Electric Other	(1,649,391)	0	0		0		0	(1,649,391)
Interest Capitalized UCR - Non-Op	(3,607,383)	(2,030,637)	0		0		0	(5,638,020)
AFUDC	11,096,655	0	2,314,287		0	283	3,222,026	16,632,968
BV Westinghouse Litigation	(437,505)	0	0		0		0	(437,505)
	430,246,817	(63,719,638)	2,238,067		21,333,873		14,141,716	361,573,089

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 269 Line No.: 9 Column: c

Accumulated Deferred Rent -
Bruce Mansfield:

Ferc	Amount
242	12,274,748
507	2,787,826
	15,062,574

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	430,246,817	-63,719,638	
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	430,246,817	-63,719,638	
6	Other (Specify) Non Operating			
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	430,246,817	-63,719,638	
10	Classification of TOTAL			
11	Federal Income Tax	421,314,164	-62,401,849	
12	State Income Tax	8,932,653	-1,317,789	
13	Local Income Tax			

NOTES

Name of Respondent Toledo Edison Company, The (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Reserve for Permanent Nuclear Fuel					
2	Disposal	24,574,288			1,485,851	26,060,139
3						
4	Accrued Pensions	62,409,431	926	13,121,055	459,483	49,747,859
5						
6	Real & Personal Property Tax	43,447,812	186	20,531,722		22,916,090
7						
8	Accumulated Deferred Rent -					
9	Bruce Mansfield	30,083,659	[redacted]	15,062,574	8,735,265	23,756,350
10						
11	Accumulated Deferred Rent -					
12	Beaver Valley 2	-24,913,916	242	12,992,838	13,115,572	-24,791,182
13						
14	Shippingport Capital Trust					
15	Minority Interest	13,794,684	124	696,543		13,098,141
16						
17	Nuclear Plant Decommissioning	130,116,760	128	13,085,773	21,752,844	138,783,831
18						
19	Materials Under Consignment	24,116,328	186	6,274,664	7,692,715	25,534,379
20						
21	Minor Items	880,549		828,296		52,253
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	304,509,595	[redacted]	82,593,465	53,241,730	275,157,860

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
			3
			4
37,045,114	25 years		5
11,488,239	8 years		6
			7
48,533,353			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 5 Column: f

Allocations to current Year's Income	
Account No. (e)	Amount (f)
411.4	2,323,690
411.5	4,112,801

Schedule Page: 266 Line No.: 5 Column: g

Adjustments (d)	Amount
Investment Tax Credits sold to American Transmission Systems	(795,386)
Account Adjustment	(8,008,661)

Schedule Page: 266 Line No.: 6 Column: f

Allocations to current Year's Income	
Account No. (e)	Amount (f)
411.4	1,055,445
411.5	820,070

Schedule Page: 266 Line No.: 6 Column: g

Adjustments (d)	Amount
Investment Tax Credits sold to American Transmission Systems	(950,848)
Account Adjustment	8,008,661

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
						2
2,030,758		474,024				3
						4
						5
1,146,130		1,735,204			76,233	6
						7
						8
280,150		485,958				9
						10
						11
		1,823,565				12
						13
3,984,059	25,301,732	41,274,834			612,837	14
						15
						16
					-6,081,248	17
						18
6,377,781					6,225,096	19
44,216,124		44,004,200			211,924	20
						21
50,593,905		44,004,200			355,772	22
						23
						24
						25
		100,157			-100,157	26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
57,239,128	25,301,732	145,571,148			5,327,798	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g). Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Begining of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%						
4	7%						
5	10%	52,285,652				6,436,491	-8,804,047
6	6%	6,305,941				1,875,515	7,057,813
7							
8	TOTAL	58,591,593				8,312,006	-1,746,234
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
2,038,275		52,998,585			7,592,877	1
						2
						3
						4
1,997		1,600				5
						6
						7
		2,124				8
						9
						10
520,892		7,152,340			-3,115,793	11
						12
						13
		37,308			-17,738	14
						15
2,561,164		60,191,957			4,459,346	16
						17
						18
						19
						20
	25,301,732	36,813,429				21
						22
						23
-281		-130,959			126,016	24
						25
						26
521,469		68,713			410,588	27
						28
						29
5,833		4,900				30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
57,239,128	25,301,732	145,571,148			5,327,798	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	State - Pennsylvania:					
2	PURTA 1999	1,785,032				
3	2000			474,024	228,298	
4						
5	Corp Net 1999	286,908				
6	Income 2000			1,811,437	952,215	
7						
8	Franchise 1999	649,009				
9	2000			485,958	854,817	
10						
11	Property 1999	36,107				
12	2000			1,823,565	1,859,672	
13						
14	SUBTOTAL	3,306,124	24,035,423	41,887,671	42,476,045	
15						
16	Local:					
17	OH Real & 1997	6,081,248		-6,081,248		
18	Pers Prop 1998					
19	1999	41,249,388		6,255,096	41,096,703	
20	2000			44,216,124		
21						
22	SUBTOTAL	47,330,636		44,389,972	41,096,703	
23						
24	Miscellaneous:					
25	Franch Misc 1999					
26	2000					
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	57,217,697	24,035,421	150,928,946	152,143,826	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Federal:	5,780,157		60,591,462	64,333,344	
2	Income					
3						
4	Excise 1999	1,475				
5	2000			1,600	1,078	
6						
7	Highway Use 1999		-2			
8	2000			2,124	2,126	
9						
10	F.I.C.A. 1999	761,537				
11	2000			4,036,547	4,177,192	
12						
13	Unemployment 1999	37,768				
14	2000			19,570	57,338	
15						
16	SUBTOTAL	6,580,937	-2	64,651,303	68,571,078	
17						
18	State - Ohio:					
19						
20	Excise 1999		24,035,423			
21	2000			36,813,429	38,079,738	
22						
23	Unemployment 1999	14,099				
24	2000			-4,943	9,437	
25						
26	Sales & Use 1999	531,171				
27	2000			479,301	489,003	
28						
29	IFTA & Motor 1999	3,798				
30	Fuel Use 2000			4,900	2,865	
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	57,217,697	24,035,421	150,928,946	152,143,826	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission		Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	46,630,642
2		
3		
4	Taxable Income Not Reported on Books	
5	Contribution in Aid of Construction	1,746,727
6	Other	391,950
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	Federal Income Tax - Current Liability	55,967,852
11	Nuclear Fuel Depletion	23,881,340
12	Federal Income Tax - Adjustment for Prior Period	43,341
13	Other	14,287,240
14	Income Recorded on Books Not Included in Return	
15	Amortization of Bruce Mansfield Sale/Leaseback Gain	-9,147,804
16	Amortization of Premium/Discount on Debt	2,078,045
17	Equity in Earnings of Subsidiary Companies	-192,167
18	Other	-29,928,332
19	Deductions on Return Not Charged Against Book Income	
20	Depreciation - Excess of Tax Over Book	127,476,854
21	Nuclear Fuel Interest Expense	-682,255
22	Removal Costs	-119,976
23	Sale/Leaseback Payments - Excess of Tax Over Book	-1,463,694
24	Administrative & General Capitalized UCR	-2,700,666
25	Gain - Early Redemption of Debt	3,973,394
26	Other	1,951,374
27	Federal Tax Net Income	234,193,864
28	Show Computation of Tax:	
29	Net Liability @ 35%	81,967,852
30	Alternative Minimum Tax Credit	-26,000,000
31	Federal Tax Adjustment	
32	Federal Income Tax Provided for Books	55,967,852
33		
34	Basis of Allocation:	
35	Federal income tax liability is allocated on the basis of each	
36	member's United States Federal tax liability. The total Federal	
37	income tax liability of each member will be no more than if it	
38	were to file seperate returns. This is in accordance with	
39	S.E.C. Rule U45(b)(6) as amended. Internal Revenue Code	
40	Section 1552 and Treasury Regulation 1.1502-33(d)(2)(i).	
41		
42		
43		
44		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 13 Column: b

Line 13 - Other

Particulars (Details) (a)	Amount (b)
State Income Tax - Adjustment for Prior Period	(280,935)
Estimated Investment Credit	(8,312,006)
Deferred Income Taxes	(32,328,471)
AMORT. C CHARGES BV COMMON	23,473,372
DECOMMISSIONING-DEDUCTION	(7,596,027)
Fas 109 Carrying Charge	4,261,689
S/L - AMORT. BM HEDGING LOSS	469,824
S/L - AMORT. LEASE ACQUISITION COSTS	(257,579)
S/L - AMORT. B. VALLEY BOOK LOSS	4,493,172
S/L - B. VALLEY AMENDED LEASE EXCESS	(1,134,672)
PY1 DEF. EXP.	367,928
BV2 DEF. EXP.	2,669,588
MEAL ALLOWANCE	110,978
Excise Tax - Accrual	36,752,340
Excise Tax - Payment	(37,537,033)
Deferred Compensation	2,557,575
POSTRETIREMENT BENEFIT - EXP.	6,902,058
POSTRETIREMENT BENEFIT- DEFERRAL	2,377,710
CIVIC & POLITICAL ACTIVITIES	610,212
Expense Accruals - FAS112	67,920
Dumpsite Cleanup	(594,402)
ACCRUED VACATION	(1,819,246)
Injuries and Damages	(115,658)
Property Tax Exp-92 Rates	1,164,204
Asbestos Removal	373,122
Energy Management Program	(1,301,866)
Goodwill	0
Penaltie	269
Interest Capitalized UCR-Non-Op	5,170,141
CUSTOMER ASST. EXP. - NORTHSTAR	(422,000)
BV Rent OverAccr-92 Rates	1,134,672
Savings Plan Minimum Contribution	500,000
BM/BV S/L - PUCO DEFERRED	11,729,976
GAIN - SALE OF EMISSION ALLOWANCES	(82,869)
EDCP INTEREST	327,606
CITY OF TOLEDO LOAN	(83,838)
BAD DEBTS - PROVISION	639,486
Total	14,287,240

Schedule Page: 261 Line No.: 18 Column: b

Line 18 - Other

Particulars (Details) (a)	Amount (b)
AFUDC - gross	(6,523,362)
PENSION EXPENSE	(13,530,026)
UNBILLED REVENUES	0
PREFERRED DIVIDEND DEDUCTION	(330,981)
DIVIDEND INCOME	384,830
Deferred Fuel	(9,908,793)
Total	(29,928,332)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
03/16/1993	03/21/2000	03/16/1993	03/21/2000		258,300	1
03/16/1993	04/01/2003	03/16/1993	04/01/2003	5,000,000	388,000	2
03/17/1993	04/03/2000	03/17/1993	04/03/2000		314,563	3
						4
08/28/1992	09/01/2002	08/28/1992	09/01/2002	135,000,000	11,745,000	5
						6
03/24/1993	04/04/2003	03/24/1993	04/04/2003	3,000,000	237,300	7
03/24/1993	03/31/2000	03/24/1993	03/31/2000		1,875	8
03/29/1993	03/31/2003	03/29/1993	03/31/2003	15,000,000	1,177,500	9
03/30/1993	03/31/2003	03/30/1993	03/31/2003	38,400,000	3,002,880	10
06/09/1998	05/01/2028	06/09/1998	05/01/2028	3,750,754	201,603	11
06/01/1999	06/01/2030	06/01/1999	06/01/2030	34,850,000	1,690,225	12
07/07/1999	06/15/2033	07/07/1999	06/15/2033	18,830,000	1,049,040	13
09/01/1999	09/01/2033	09/01/1999	09/01/2033	31,630,000	1,659,000	14
09/01/1999	09/01/2033	09/01/1999	09/01/2033	5,700,000	290,700	15
						16
06/18/1997	07/01/2000	06/18/1997	07/01/2000		1,617,750	17
06/18/1997	07/01/2004	06/18/1997	07/01/2004	70,000,000	5,369,000	18
06/18/1997	07/01/2007	06/18/1997	07/01/2007	30,000,000	2,139,000	19
09/20/2000	09/20/2033	09/20/2000	09/20/2033	30,900,000	412,000	20
						21
05/03/2000	04/01/2024	05/03/2000	04/01/2024	33,200,000	1,346,690	22
						23
05/03/2000	04/01/2024	05/03/2000	04/01/2024	34,100,000	1,383,196	24
						25
				739,070,754	58,684,766	26
						27
						28
						29
						30
						31
						32
				918,595,754	72,892,183	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256.1 Line No.: 26 Column: h

Account 224 - Changes to this account were due to debt issued, retired or transferred as follows:

PUCO Certification Number	Series	Outstanding
00-245-EL-AIS	Var% Due 2033	30,900,000
00-245-EL-AIS	Var% Due 2024	33,200,000
00-245-EL-AIS	Var% Due 2024	34,100,000
	7.38% Due 2000	(14,000,000)
	7.46% Due 2000	(16,500,000)
	7.50% Due 2003	(100,000)
	10.00% Due 2010	(30,000)
	7.19% Due 2000	(45,000,000)
	7.40% Due 2022	(30,900,000)
	8.00% Due 2019	(33,200,000)
	8.00% Due 2019	(34,100,000)
		(75,630,000)

Schedule Page: 256.1 Line No.: 29 Column: a

Change in Account 221/224 due to debt retired prior to maturity.

Series	Outstanding
7.40% Due 2022	(30,900,000)
8.00% Due 2019	(33,200,000)
8.00% Due 2019	(34,100,000)
10.00% Due 2010	(30,000)
8.00% Due 2003	(400,000)

During the year, Bonds and Other Long-Term Debt were retired prior to maturity. Premiums paid and other unamortized costs from Ferc 181/226 were transferred to Ferc Account 189, "Unamortized Loss on Reaquired Debt".

Series	Ferc 181 Issue cost	Ferc 226 Discount	Premium Paid	Ferc 189 Total Loss
7.40% Due 2022	854,531	-	618,000	1,472,531
8.00% Due 2019	138,346	611,035	664,000	1,413,381
8.00% Due 2019	138,346	594,875	682,000	1,415,221

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
08/12/1992	08/01/2004	08/12/1992	08/01/2004	145,000,000	11,418,750	2
						3
11/01/1973	11/01/2003	11/01/1973	11/01/2003	34,525,000	2,788,667	4
						5
				179,525,000	14,207,417	6
						7
						8
05/15/1990	05/15/2019	05/15/1990	05/15/2019		1,121,422	9
						10
05/15/1990	05/15/2019	05/15/1990	05/15/2019		1,151,822	11
						12
11/01/1987	11/01/2022	11/01/1987	11/01/2022		1,905,500	13
10/01/1994	10/01/2023	10/01/1994	10/01/2023	30,500,000	2,440,000	14
01/01/1993	07/01/2023	01/01/1993	07/01/2023	20,200,000	1,388,750	15
						16
05/01/1995	05/01/2020	05/01/1995	05/01/2020	45,000,000	3,431,250	17
07/15/1995	05/01/2020	07/15/1995	05/01/2020	35,000,000	2,712,500	18
07/15/1995	05/01/2020	07/15/1995	050/01/200	19,000,000	1,472,500	19
						20
08/27/1997	08/01/2027	08/27/1997	08/01/2027	10,100,000	616,100	21
						22
08/01/1980	08/01/2010	08/01/1980	8/01/2010	970,000	99,000	23
06/01/1973	6/01/2003	06/01/1973	6/01/2003			24
03/27/1991	03/26/2021	03/27/1991	03/26/2021	15,000,000	1,500,000	25
03/27/1991	04/01/2001	03/27/1991	04/01/2001	21,000,000	1,995,000	26
03/28/1991	12/15/2021	03/28/1991	12/15/2021	15,000,000	1,383,000	27
12/20/1991	12/31/2001	12/20/1991	12/31/2001	8,000,000	680,000	28
03/27/1992	04/01/2002	03/27/1992	04/01/2002	5,000,000	432,500	29
03/25/1992	04/01/2002	03/25/1992	04/01/2002	7,000,000	603,400	30
07/08/1992	07/30/2002	07/08/1992	07/30/2002	17,000,000	1,390,600	31
03/16/1993	04/01/2003	03/16/1993	04/01/2003	1,000,000	77,800	32
				918,595,754	72,892,183	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	7.38% Series due 2000	14,000,000	112,217
2	7.76% Series due 2003	5,000,000	41,754
3	7.46% Series due 2000	16,500,000	132,267
4			
5	8.70% Debentures	135,000,000	1,762,933
6			106,250 D
7	7.91% Series due 2003	3,000,000	25,052
8	7.50% Series due 2000	100,000	793
9	7.85% Series due 2003	15,000,000	125,244
10	7.82% Series due 2003	38,400,000	320,662
11	5.375% Series due 2028	3,750,754	233,691
12	Beaver Valley-4.850% Series A Due 2030	34,850,000	299,293
13	Perry Water- 5.580% Series A Due 2033	18,800,000	218,910
14	Perry Water- 5.250% Series B Due 2033	31,600,000	488,245
15	Perry Air -5.10% Series A Due 2033	5,700,000	140,974
16			
17	BM Series 7.19% Due 2000	45,000,000	544,793
18	BM Series 7.67% Due 2004	70,000,000	8,474,560
19	BM Series 7.13% Due 2007	30,000,000	363,196
20	OWDA Water Var% Series B Due 2033 (00-245-EL-AIS) March 2, 2000	30,900,000	573,208
21			
22	OWDA Water Var% Series A Due 2024 (00-245-EL-AIS) March 2, 2000	33,200,000	556,174
23			
24	OAQDA Air Var% Series A Due 2024 (00-245-EL-AIS) March 2, 2000	34,100,000	618,827
25			
26	SUBTOTAL	918,900,754	22,476,616
27			
28			
29	Note to Instruction 9.		
30			
31			
32			
33	TOTAL	1,103,900,754	23,945,991

Name of Respondent Toledo Edison Company, The (PUCO)	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Account 214:	
2		
3	Balance at 1/1/00 and 12/31/00 - no activity during the year	
4		
5	Common Stock, $5.00 Par	10,871,811
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	10,871,811

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221 FIRST MORTGAGE BONDS		
2	7 7/8%	145,000,000	1,123,338
3			174,000 D
4	8.00%	40,000,000	172,037
5			
6	SUBTOTAL	185,000,000	1,469,375
7			
8	ACCOUNT 224 OTHER LONG-TERM DEBT		
9	8.00%	33,200,000	211,623
10			910,012 D
11	8.00%	34,100,000	211,623
12			934,681 D
13	7.40%	30,900,000	748,613
14	8.00%	30,500,000	655,890
15	6.78%	20,200,000	336,182
16			192,708 D
17	7.58%	45,000,000	902,963
18	7.75%	35,000,000	629,858
19	7.75%	19,000,000	341,462
20			
21	6.10% OH Air Due 2027	10,100,000	440,042
22			
23	10.00% PC Loan-1980B	1,000,000	31,178
24	5.20-5.75% PC Note-1973A	6,000,000	46,188
25	10.00% Series due 2021	15,000,000	147,261
26	9.50% Series due 2001	21,000,000	171,804
27	9.22% Series due 2021	15,000,000	147,261
28	8.50% Series due 2001	8,000,000	65,449
29	8.65% Series due 2002	5,000,000	40,906
30	8.62% Series due 2002	7,000,000	57,268
31	8.18% Series due 2002	17,000,000	106,250
32	7.78% Series due 2000	1,000,000	8,351
33	TOTAL	1,103,900,754	23,945,991

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1			
2	Premium on Capital Stock (Account 207)	39,133,887	496,985,947
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	39,133,887	496,985,947

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Account 210:	
2		
3	Balance at 1/1/00-no activity during the year	106,693
4		
5	Subtotal - Balance at 12/31/00	106,693
6		
7		
8	Account 211:	
9		
10	Balance at 1/1/00 - no activity during the year	115,892,656
11		
12	Subtotal - Balance at 12/31/00	115,892,656
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	115,999,349

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3 Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4 The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5 State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
39,133,887	195,686,595					1
						2
39,133,887	195,686,595					3
						4
						5
						6
						7
160,000	16,000,000					8
50,000	5,000,000					9
100,000	10,000,000					10
100,000	10,000,000					11
150,000	15,000,000					12
150,000	15,000,000					13
190,000	19,000,000					14
						15
						16
						17
1,000,000	25,000,000					18
1,400,000	35,000,000					19
1,200,000	30,000,000					20
1,200,000	30,000,000					21
						22
						23
						24
						25
5,700,000	210,000,000					26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 5 Column: a

Series on lines 8, 11, 12 and 14 are listed with the American Stock Exchange. Series on lines 18 through 21 are listed with the New York Stock Exchange. Series on lines 9, 10 and 13 are not listed.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: c

Line 7 Electric - Other

Provision for Doubtful Accounts	1,705,019	717,508
Vacation Pay Accrual	2,814,559	2,183,037
Nuclear Fuel Disposal DOE Refund	8,589,914	8,683,359
Reserve for Obsoescence - Inventory	966,560	449,388
Gain on Sale Leaseback	55,089,858	51,861,642
Injuries and Damages	60,524	19,492
Alternative Min. Tax	30,055,336	5,099,783
Contingency - Dura Landfill Clean Up	821,508	246,497
BM Hedging Transaction	823,627	0
Expense Accruals - FAS 112	2,208,980	2,233,076
Accumulated Deferred ITC	22,876,980	21,608,645
Deferred Income Tax - FAS 109	12,603,453	16,650,700
Health Benefits -FAS 106	7,120,803	10,228,229
Severence Estimate	3,867,053	3,867,053
Int. Income from Nqual Decom Trust	962,065	1,113,168
Demand Side Management	112,502	98,915
Deferred Compensation	1,410,711	3,919,544
Asbestos Removal	659,847	752,863
Property Tax Variance	1,619,535	2,964,391
Incentive Compensation	(919,392)	559,509
Ohio Deferred Income Tax	0	13,143,007
FICA Accrual Estimate	0	201,023
Customer Asst Exp. - North Star	1,006,470	856,758
Other	9,918,959	3,642,149
Total Electric Other	164,374,871	151,099,736

Schedule Page: 234 Line No.: 17 Column: c

Line 17 Other

Contribution Carryover	243,628	0
Merger Costs Expensed	1,825,168	1,825,168
City of Toledo Loan	441,788	382,205
Total	2,510,584	2,207,373

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	60,000,000	5.00	
2				
3	Total Common Stock	60,000,000		
4				
5	Preferred Stock (Account 204)			
6				
7	$100 Par Value:			
8	4.25% Cumulative	160,000	100.00	104.63
9	4.56% Cumulative	50,000	100.00	101.00
10	4.25% Cumulative	100,000	100.00	102.00
11	8.32% Cumulative	100,000	100.00	102.46
12	7.76% Cumulative	150,000	100.00	102.44
13	7.80% Cumulative	150,000	100.00	101.65
14	10.00% Cumulative	190,000	100.00	101.00
15	Undesignated as to series	2,100,000	100.00	
16				
17	$25 Par Value:			
18	$2.21 Cumulative	1,000,000	25.00	25.25
19	$2.365 Cumulative	1,400,000	25.00	27.75
20	Adj. Rate Series A Cumulative (7.00% avg.)	1,200,000	25.00	25.00
21	Adj. Rate Series B Cumulative (7.4248% avg.	1,200,000	25.00	25.00
22	Undesignated as to series	7,200,000	25.00	
23				
24	Cumulative Preference Stock	5,000,000	25.00	
25				
26	Total Preferred Stock	20,000,000		
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 233 Line No.: 7 Column: d

Financing Related Costs

Account Charged	Amount
426.50	$76,688
507.10	44,388
	$121,076

Schedule Page: 233 Line No.: 9 Column: d

Materials Under Consignment

Account Charged	Amount
253.00	$3,995,338
154.00	1,471,034
	$5,466,372

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Nuclear Fuel Disposal	-7,428,312	1,055,406
3	Nuclear Plant Decommissioning	6,335,301	3,637,851
4	Pension and Rightsizing Cost	22,979,075	18,179,041
5			
6			
7	Other	164,374,871	151,099,736
8	TOTAL Electric (Enter Total of lines 2 thru 7)	186,260,935	173,972,034
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	2,510,584	2,207,373
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	188,771,519	176,179,407

Notes

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Perry # 1 Deferred Expenses				
2	(Amortized as Costs are Recovered from Customers)		407.30	3,596,530	88,016,543
3					
4	Beaver Valley # 2 - Deferred Expenses				
5	(Amortized as Costs are Recovered from Customers)		407.30	3,622,612	93,365,820
6					
7	Deferred Fuel Expense		501.10	-5,226,016	
8					
9	Employee Postretirement Benefit Cost				
10	(Amortize 12/95 through 11/2012)		407.30	2,377,709	28,334,373
11					
12	AFUDC Recoverable from PUCO				
13	Jurisdictional Customers				
14	(Amortized as Costs are Recovered from Customers)		407.30	1,046,254	5,770,417
15					
16	Customer Receivable for Future Income Taxes				
17	(Amortized as Costs are Recovered from Customers)		407.30	51,017,754	370,163,524
18					
19	Rate Stabilization Program - 1992		406.10	1,134,672	
20	(Amortized as Costs are Recovered from Customers)		407.30	4,415,916	119,922,443
21					
22	DOE Decontamination & Decommissioning				
23	(Amortized as Costs are Recovered from Customers)		518.10	848,291	7,816,492
24					
25	Loss on Sale/Leaseback - Beaver Valley # 2				
26	(Amortized as Costs are Recovered from Customers)		525.10	4,493,172	73,742,167
27					
28	Deferred Fuel for Unbilled Revenues		501.10	-4,682,777	
29					
30	Sale and Leaseback Costs				
31	(Amortized as Costs are Recovered from Customers)		407.30	11,729,976	91,290,736
32					
33	Perry # 1 Deferred O & M, Nuclear Disposal				
34	and Insurance Cost Pre 11/17/87				
35	(Amortized as Costs are Recovered from Customers)		407.30	423,107	10,168,509
36					
37	Generating Asset Impairment				
38	(Amortized as Costs are Recovered from Customers)	447,690,275			447,690,275
39					
40	Transition Costs				
41	(Amortized as Costs are Recovered from Customers)	1,049,383			1,049,383
42					
43					
44	TOTAL	448,739,658		74,797,200	1,337,330,682

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	BV Aggregate Arrangement Fees	1,728,608		525.10	740,832	987,776
2						
3	DB & PY Nuclear Fuel Prop Tax	2,595,027	1,557,611	518.10	1,702,092	2,450,546
4						
5	A/R Sales Suspense - Financing	-11,951,483	38,237,711	173.00	33,899,512	-7,613,284
6						
7	Financing Related Costs	861,727		footnote	121,076	740,651
8						
9	Materials Under Consignment	20,232,151	7,228,034	footnote	5,466,372	21,993,813
10						
11	Ohio Real & Personal Prop Tax	43,447,812		253.00	20,531,722	22,916,090
12						
13	BV #2 Unamortized Supplemental					
14	Rent (Amort. over lease term)	31,352,057		525.10	1,783,055	29,569,002
15						
16	Minor Items		300,990			300,990
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	992,199				711,219
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	89,258,098				72,056,803

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
39,808.00		39,808.00				270,793.00		1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
[redacted]								16
								17
						12,819.00		18
[redacted]								19
								20
[redacted]								21
								22
						119,384.00		23
10,000.00						10,000.00		24
								25
								26
								27
10,000.00						129,384.00		28
29,808.00		39,808.00				128,590.00		29
[redacted]								30
								31
								32
								33
							16,563,68[illegible]	34
								35
[redacted]								
851.00		851.00				2,553.00		36
								37
								38
				851.00		851.00		39
851.00		851.00		-851.00		1,702.00		40
[redacted]								41
								42
								43
				851.00	85,104	851.00	85,104	44
					85,104		85,104	45
								46

Name of Respondent	This Report is:	Date of Report	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 228 Line No.: 1 Column: j

The EPA allocates 39,808 per year through 2009 and in 2010 the EPA allocation changes to 29,442 per year until the end of the program.

Schedule Page: 228 Line No.: 23 Column: a

Summary of 2000 Emission Allowance Sales and Transfers:

Company	# of Emission Allowances
Southern Company Energy	2,500
Public Service Electric & Gas	34,177
Dynegy Marketing and Trade	7,500
Aquila Energy	10,000
Duke Energy	10
Peabody Coal Trade	5,000
Arizona Public Service	15,000
PP&L Energy Plus	2,500
American Electric Power	12,500
PG&E Energy	5,000
Koch Carbon Inc.	12,500
Cantor Fitzgerald	5,000
PG&E Trading Power	2,500
Enron North America Corp.	5,000
Swap TE BMP2 to PP General	197

Total	119,384

Schedule Page: 228 Line No.: 36 Column: j

The EPA is withholding 851 emission allowances for auction through the year 2009 and in 2010 the EPA is witholding 850 emission allowances for auction until the end of the program.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	4,134,144	1,551,246	Electric
2	Fuel Stock Expenses Undistributed (Account 152)	438,654	-16,285	Electric
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	17,749,224	15,269,093	Electric
8	Transmission Plant (Estimated)	2,068	8,763	Electric
9	Distribution Plant (Estimated)	31,042	131,537	Electric
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	17,782,334	15,409,393	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	887,875	442,800	Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	23,243,007	17,387,154	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2001 No. (d)	2001 Amt. (e)
1	Balance-Beginning of Year	151,369.00		39,808.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9					
10					
11					
12					
13					
14					
15	Total				
16					
17	Relinquished During Year:				
18	Charges to Account 509	12,819.00			
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23	Grand Total of Sales [illegible]	119,384.00			
24	Carolina Power & Light				
25					
26					
27					
28	Total	119,384.00			
29	Balance-End of Year	19,166.00		39,808.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains		16,563,680		
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year			851.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales				
40	Balance-End of Year			851.00	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)				
45	Gains				
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	1,'10,371		1,110,371					1
	82,155		282,155					2
	62,502		962,502					3
	1,(53,523		1,053,523					4
	1,016,138		1,016,138					5
	1,665,764		1,665,764					6
	11,230		11,230					7
	1,(52,686		1,052,686					8
				1,691	1,580	1,664,880	1,668,151	9
	[illegible]		7,154,369	1,691	1,580	1,664,880	1,668,151	10
	17,751		117,751					11
	38,867		438,867					12
	36,773		436,773					13
	42,366		242,366					14
	35,780		35,780					15
	27,255		827,255					16
	67,444		67,444					17
	03,650		303,650					18
	74,682	137,318	412,000					19
	94,175		394,175					20
	31,363		31,363					21
	31,363		31,363					22
	89,667		89,667					23
	85,210		485,210					24
	448		448					25
	4,277		4,277					26
	2,697		2,697					27
	46,835		146,835					28
	05,813		105,813					29
	54,211		54,211					30
	84,193		84,193					31
	78,395		278,395					32
								33
	82,210		82,210					34
	06,976		206,976					35
	13,501,633	5,478,427	18,980,060	29,657	679,380	1,677,763	2,386,800	36

Name of Respondent Toledo Edison Company, The	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. *Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts.* Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Midway	Wauseon - Richland						
2	Richland	Ayersville						
3	Richland	E. Lima (OP)						
4	Richland	G.M.						
5	Richland	G.M. West						
6	Richland	Lockwood						
7	Richland	S.W. Defiance						
8	Swanton	Delta						
9	Westgate	Jackman						
10	Expenses for 138 KV Lines							
11	Total 138 KV Lines							
12								
13	69 KV Ovhd Trans. Lines							
14	34.5 KV Ovhd Trans Lines				Various	134.34		
15	23 KV Ovhd Trans Lines				Various	88.29		
16								
17								
18	69 KV UG Trans. Lines							
19	34.5 KV UG Trans. Lines				Underground	0.12		
20	23 KV UG Trans. Lines				Underground	0.60		
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	223.35		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	74,806		74,806					1
	15,147		15,147					2
	223,488		223,488					3
	20,699		20,699					4
	29,384		29,384					5
	77,267		77,267					6
	19,352		19,352					7
	1,323		1,323					8
	167,914		167,914					9
				8,046	398,310	12,883	419,239	10
	[illegible]	137,318	5,509,099	8,046	398,310	12,883	419,239	11
								12
	[illegible]	99,719	828,829	10,872	160,862		171,734	13
Various	239,955	3,870,630	4,110,585	83	33,125		33,208	14
Various	6,418	542 323	548,741	258	1,702		1,960	15
								16
								17
								18
Various		90,421	90,421		151		151	19
Various		738,016	738,016	8,707	83,650		92,357	20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	13,501,633	5,478,427	18,980,060	29,657	679,380	1,677,763	2,386,800	36

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 422 Line No.: 10 Column: j

These land assets are leased to American Transmission System Inc. per the ground lease arrangement dated Sept. 1, 2000.

Schedule Page: 422.1 Line No.: 11 Column: j

Footnote Linked. See note on 422, Row: 10, col/item: j

Schedule Page: 422.1 Line No.: 13 Column: j

Footnote Linked. See note on 422, Row: 10, col/item: j

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	B. Mansfield	Shippingport, Pa.	Trans. Attended	0.02	0.35	
2	Bay Shore	Oregon, Ohio	Trans. Attended	0.01	0.14	
3	Beaver Valley #2	Shippingport, Pa.	Trans. Attended	0.02	0.35	
4	Davis-Besse	Port Clinton, Ohio	Trans. Attended	0.02	0.35	
5	Perry	Perry Twp., Ohio	Trans. Attended	0.02	0.35	
6						
7	Tot. Step-Up Substations					
8						
9	Acme	Toledo, Ohio	Trans. Attended	0.07	0.01	0.01
10	Acme	Toledo, Ohio	Trans. Attended	0.07	0.01	
11	Locust Street	Toledo, Ohio	Trans. Unattended	0.07	0.02	
12	Pemberville	Pemberville, Ohio	Trans. Unattended	0.07	0.35	
13	Richland	Defiance, Ohio	Trans. Unattended	0.14	0.03	
14	Richland	Defiance, Ohio	Trans. Unattended	0.07	0.03	
15	Vulcan	Toledo, Ohio	Trans. Unattended	0.07	0.02	
16	Weston	Weston, Ohio	Trans. Unattended	0.07		0.04
17	West Fremont	Fremont, Ohio	Trans. Unattended	0.14	0.01	
18	Woodville	Woodville, Ohio	Trans. Unattended	0.14	0.04	
19						
20	Tot. Transmission Substations					
21						
22	Acme	Toledo, Ohio	Distr. Attended	0.07	0.01	
23	Angola	Toledo, Ohio	Distr. Unattended	0.14	0.01	
24	Archbold	Archbold, Ohio	Distr. Unattended	0.07	0.01	
25	Ayersville	Defiance, Ohio	Distr. Unattended	0.14	0.01	
26	Bellevue	Toledo, Ohio	Distr. Unattended	0.14	0.01	
27	Clyde	Clyde, Ohio	Distr. Unattended	0.07	0.01	
28	Davis Besse Service	Oak Harbor, Ohio	Distr. Unattended	0.07	0.01	
29	Decant	Oregon, Ohio	Distr. Unattended	0.14	0.01	
30	Delta	Delta, Ohio	Distr. Unattended	0.14	0.01	
31	Detroit Ave.	Toledo, Ohio	Distr. Unattended	0.07	0.01	
32	Dixie Hwy.	Toledo, Ohio	Distr. Unattended	0.14	0.01	
33	Eber	Holland, Ohio	Distr. Unattended	0.14	0.01	
34	Exit 2	Montpelier, Ohio	Distr. Unattended	0.07	0.01	
35	Fayette	Fayette, Ohio	Distr. Unattended	0.14	0.01	
36	Five Point	Perrysburg, Ohio	Distr. Unattended	0.14	0.01	
37	Ford Road	Toledo, Ohio	Distr. Unattended	0.07	0.01	
38	Fort Industry	Toledo, Ohio	Distr. Unattended	0.14	0.01	
39	Frey	Northwood, Ohio	Distr. Unattended	0.14	0.01	
40	Genoa	Genoa, Ohio	Distr. Unattended	0.07	0.01	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
328	3	1				1
740	4					2
189	1					3
476	1	1				4
278	3	4				5
						6
2011	12	6				7
						8
45	3	1				9
175	5					10
280	3					11
10	1					12
25	1					13
7	1					14
40	2					15
8	1					16
14	1					17
25	1					18
						19
629	19	1				20
						21
22	1					22
56	2					23
27	2					24
25	1					25
56	2					26
14	1					27
14	1					28
14	1					29
28	1					30
48	2					31
56	2					32
28	1					33
13	1					34
14	1					35
28	1					36
28	1					37
28	1					38
28	1					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)		Character of Substation (b)	VOLTAGE (In MVa)		
				Primary (c)	Secondary (d)	Tertiary (e)
1	Gould	Toledo, Ohio	Distr. Unattended	0.07		
2	Gould	Toledo, Ohio	Distr. Unattended	0.07	0.01	
3	Green Springs	Green Springs, Ohio	Distr. Unattended	0.07	0.01	
4	Hawley	Toledo, Ohio	Distr. Unattende	0.14	0.01	
5	Hawley	Toledo, Ohio	Distr. Unattended	0.07	0.01	
6	Hawthorne	Toledo, Ohio	Distr. Unattended	0.14	0.01	
7	Jackman	Toledo, Ohio	Distr. Unattended	0.14	0.01	
8	Jackman	Toledo, Ohio	Distr. Unattended	0.07	0.01	
9	Lapier	Toledo, Ohio	Distr. Unattended	0.07	0.01	
10	Lime City	Perrysburg twp., Ohio	Distr. Unattended	0.14	0.01	
11	Locust St.	Toledo, Ohio	Distr. Unattended	0.07	0.12	
12	Lyons	Lyons, Ohio	Distr. Unattended	0.14	0.01	
13	Maumee	Maumee, Ohio	Distr. Unattended	0.07	0.01	
14	Oakdale	Toledo, Ohio	Distr. Unattended	0.07		
15	Oakdale	Toledo, Ohio	Distr. Unattended	0.07	0.01	
16	Oak Harbor	Oak Harbor, Ohio	Distr. Unattended	0.07	0.01	
17	Oregon	Oregon, Ohio	Distr. Unattended	0.14	0.01	
18	Pemberville	Pemberville, Ohio	Distr. Unattended	0.07	0.01	
19	Penta County	Rossford, Ohio	Distr. Unattended	0.14	0.01	
20	Reynolds	Toledo, Ohio	Distr. Unattended	0.14	0.01	
21	Richland	Defiance, Ohio	Distr. Unattended	0.14	0.01	
22	Ridgeville	Ridgeville Corners, Ohio	Distr. Unattended	0.14	0.01	
23	Ryan	Toledo, Ohio	Distr. Unattended	0.07	0.01	
24	Silica	Toledo, Ohio	Distr. Unattended	0.14	0.01	
25	Stryker	Stryker, Ohio	Distr. Unattended	0.14	0.01	
26	Swanton	Swanton, Ohio	Distr. Unattended	0.14	0.01	
27	S.W. Defiance	Defiance, Ohio	Distr. Unattended	0.14	0.01	
28	Sylvania	Sylvania, Ohio	Distr. Unattended	0.14	0.01	
29	Talmadge	Toledo, Ohio	Distr. Unattended	0.14	0.01	
30	Tiffin	Toledo, Ohio	Distr. Unattended	0.07		
31	Tontogany	Tontogany, Ohio	Distr. Unattended	0.07	0.01	
32	Tracy	Toledo, Ohio	Distr. Unattended	0.07	0.01	
33	Vulcan	Toledo, Ohio	Distr. Unattended	0.07	0.01	
34	Vulcan	Toledo, Ohio	Distr. Unattended	0.14	0.01	
35	Waterville	Waterville, Ohio	Distr. Unattended	0.14	0.01	
36	Wauseon	Wauseon, Ohio	Distr. Unattended	0.14	0.01	
37	Wentworth	Holland, Ohio	Distr. Unattended	0.14	0.01	
38	Westgate	Toledo, Ohio	Distr. Unattended	0.14	0.01	
39	Weston	Weston, Ohio	Distr. Unattended	0.07		0.04
40	West Fremont	Fremont, Ohio	Distr. Unattended	0.07	0.04	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
24	3					1
28	1					2
20	1					3
28	1					4
22	1					5
56	2					6
28	1					7
20	1					8
28	1					9
22	1					10
50	2					11
14	1					12
56	2					13
6	1					14
25	1					15
14	1					16
28	1					17
14	2					18
28	1					19
56	2					20
42	2					21
14	1					22
13	1					23
56	2					24
14	1					25
28	1					26
28	1					27
28	1					28
78	3					29
14	2					30
14	1					31
28	1					32
35	2					33
28	1					34
28	1					35
41	2					36
28	1					37
28	1					38
8	1					39
34	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	West Unity West Unity, Ohio	Distr. Unattended	0.07	0.01	
2	Whitehouse Whitehouse, Ohio	Distr. Unattended	0.07	0.01	
3	Woodville Woodville, Ohio	Distr. Unattended	0.03		
4	Woodville No. 2 Woodville, Ohio	Distr. Unattended	0.14	0.01	
5					
6	Tot. Distribution Substations - 10,000 kva & Over				
7					
8	Distribution Substations - Under 10,000 kva				
9					
10	06 Substation(s)	Distr. Unattended	0.07	0.01	
11	02 Substation(s)	Distr. Unattended	0.07		
12	01 Substation(s)	Distr. Unattended	0.07	0.04	
13	02 Substation(s)	Distr. Unattended	0.03	0.01	
14	01 Substation(s)	Distr. Unattended	0.03		
15	02 Substation(s)	Distr. Unattended	0.02		
16					
17	Tot. Distribution Substations				
18					
19	Tot. Transmission and Distribution Substations				
20					
21	Tot. All Substations				
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	//	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1					1
14	1					2
5	3					3
28	1					4
						5
1756	84					6
						7
						8
						9
31	6					10
14	2					11
7	1					12
13	5					13
5	3					14
8	2					15
						16
1834	103					17
						18
2463	122	1				19
						20
4474	134	7				21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) __A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426 Line No.: 7 Column: f

Toledo Edison Company (TE) shares ownership of certain substation structures and equipment serving jointly owned power plants with Cleveland Electric Illuminating Company (CEI), Ohio Edison Company (OE), AND Pennsylvania Power Company (PP) as follows:

Plant	Line	TE%	CEI%	OE%	PP%
B. Mansfield #2	1	17.30	30.28	43.06	9.36
B. Mansfield #3	1	19.91	24.47	49.34	6.28
Beaver Valley #2	3	19.91	24.47	41.88	13.74
Davis-Besse #1	4	48.62	51.38	-	-
Perry	5	19.91	44.85	30.00	5.24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in MVa) (d)
1	Number at Beginning of Year	315,709	78,403	3,972
2	Additions During Year			
3	Purchases	8,580	1,976	135
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	8,580	1,976	135
6	Reductions During Year			
7	Retirements	4,614	844	33
8	Associated with Utility Plant Sold		433	34
9	TOTAL Reductions (Enter Total of lines 7 and 8)	4,614	1,277	67
10	Number at End of Year (Lines 1 + 5 - 9)	319,675	79,102	4,040
11	In Stock	7,258	2,320	215
12	Locked Meters on Customers' Premises	603		
13	Inactive Transformers on System		183	15
14	In Customers' Use	311,775	76,599	3,810
15	In Company's Use	39		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	319,675	79,102	4,040

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 14 Column: b

The "In Customers' Use" data was adjusted in order to reconcile the total meters with the meters purchased and retired.

Schedule Page: 429 Line No.: 14 Column: c

The "In Customers' Use" data was adjusted in order to reconcile the total transformers with the transformers purchased and retired.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	1,871,980	7,237,336	-256,199,347	144,229,032	144,229,032
2	Water Pollution Control Facilities		3,571	-72,593,336	29,394,066	29,394,066
3	Solid Waste Disposal Costs		343,682	-3,480,779	15,750,466	15,750,466
4	Noise Abatement Equipment				2,241	2,241
5	Esthetic Costs				198,771	198,771
6	Additional Plant Capacity			-2,752,635	1,490,021	
7	Miscellaneous (Identify significant)			-49,901	11,512	11,512
8	TOTAL (Total of lines 1 thru 7)	1,871,980	7,584,589	-335,075,993	191,076,109	189,586,088
9	Construction Work in Progress	2,886,222		-457,144	8,848,112	8,848,112

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Toledo Edison Company, The (PUCO)	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	14,990,195	14,990,195
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	5,813,310	5,813,310
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	1,544,553	1,544,553
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs	1,751,789	
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	24,099,847	22,348,058

G-14

ELECTRIC AND/OR GAS UTILITIES
CLASSES A AND B
ANNUAL REPORT

OF

Pennsylvania Electric Company

Exact legal name of reporting electric and/or gas utility
(If name was changed during year, show also the previous name and date of change)

2800 Pottsville Pike

Reading, PA 19605

(Address of principal business office at end of year)

FOR THE

Year ended
December 31, 2000

TO THE

STATE OF NEW YORK

PUBLIC SERVICE COMMISSION

Name, title, address and telephone number (including area code), of the person to contact concerning this report:

P. R. Chatman
310 Madison Avenue, Morristown, NJ 07962 (973) 401-8236

Form 182-96

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Pennsylvania Electric Company
Reading, Pennsylvania

We have audited the balance sheets of Pennsylvania Electric Company as of December 31, 2000 and 1999, and the related statements of income for the years then ended, and the statements of retained earnings and of cash flows for the year ended December 31, 2000 included on pages 110 through 123.57 of the accompanying Federal Energy Regulatory Commission Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Electric Company as of December 31, 2000 and 1999, the results of its operations for the years then ended, and its changes in retained earnings and in cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is solely intended for the information and use of the board of directors and management of Pennsylvania Electric Company and the Federal Energy Regulatory Commission.

PricewaterhouseCoopers LLP

January 31, 2001

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules _________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities' as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION	
01 Exact Legal Name of Respondent Pennsylvania Electric Company	02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /	
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 2800 Pottsville Pike, Reading, PA 19640-0001	
05 Name of Contact Person P. R. Chatman	06 Title of Contact Person Asst. Comptroller/Penelec
07 Address of Contact Person *(Street, City, State, Zip Code)* 310 Madison Avenue, Morristown, NJ 07962-1957	

08 Telephone of Contact Person, *Including Area Code*	09 This Report Is	10 Date of Report *(Mo, Da, Yr)*
(973) 401-8236	(1) [X] An Original (2) [ ] A Resubmission	12/31/2000

ATTESTATION

The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.

01 Name	03 Signature	04 Date Signed *(Mo, Da, Yr)*
P. R. Chatman	P. R. Chatman	04/23/2001
02 Title Assistant Comptroller/Penelec		

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	NONE
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	NONE
17	Electric Plant Held for Future Use	214	
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	
24	Materials and Supplies	227	NONE
25	Allowances	228-229	
26	Extraordinary Property Losses	230	NONE
27	Unrecovered Plant and Regulatory Study Costs	230	NONE
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk	252	NONE
33	Other Paid-in Capital	253	
34	Discount on Capital Stock	254	NONE
35	Capital Stock Expense	254	NONE
36	Long-Term Debt	256-257	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	NONE
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	NONE
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	NONE
58	Distribution of Salaries and Wages	354-355	SEE FOOTNOTE
59	Common Utility Plant and Expenses	356	NONE
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	NONE
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	NONE
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	NONE
65	Generating Plant Statistics (Small Plants)	410-411	NONE
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[ ] Four copies will be submitted

[X] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

P. R. Chatman
Assistant Comptroller - Pennsylvania Electric Company
310 Madison Avenue
Morristown, NJ 07962-1957

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Commonwealth of Pennsylvania
June 11,1919

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric service in the Commonwealth of Pennsylvania and, as lessee of the Waverly Electric Light and Power Company, electric service in the Village of Waverly, New York and vicinity.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

GPU, Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Niveveh Water Company	Water Service	100	(A)
2				
3	The Waverly Electric Light and Power Company	Electric Distribution	100	(B)
4				
5	Penelec Preferred Capital, Inc.	Finance Subsidiary	100	(C)
6	Dissolved 4-17-00			
7				
8	Penelec Capital, L.P.	Finance Subsidiary	100	(C)
9	Dissolved 4-17-00			
10				
11	Saxton Nuclear Experimental Corporation (SNEC)	See Note (D)	24	(D)
12				
13	Penelec Preferred Capital II, Inc.	Finance Subsidiary	100	(E)
14	Penelec Capital II L.P.	Finance Subsidiary	100	(F)
15	Penelec Capital Trust	Finance Subsidiary	100	
16				
17	(A) Transmission and Distribution mains were			
18	sold effective 12-31-87 to Central			
19	Pennsylvania Water Supply Company.			
20	Approval was received from the			
21	Pennsylvania Public Utility Commission by			
22	Order dated 11-12-87, Docket No. A-211290			
23	(B) Conducts no operations, but leases all			
24	its electric distribution system in New			
25	York State to respondent.			
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	(C) A Delaware Corporation, that is sole			
2	general partner of Penelec Capital, L.P.			
3	(Dissolved 4-17-00)			
4	(D) Control of SNEC is through ownership			
5	of common stock as follows: Jersey			
6	Central Power and Light Company 44%,			
7	Metropolitan Edison Company 32%, and			
8	Pennsylvania Electric Company 24%.			
9	SNEC owns a small demonstration nuclear			
10	reactor that has been partially decommis-			
11	sioned.			
12	(E) A Delaware corporation that is the sole			
13	general partner of Penelec Preferred			
14	Capital II, L.P.			
15	(F) A Delaware Limited Partnership that is			
16	the sole grantor of Penelec Capital			
17	Trust.			
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	See Footnote Data for "Executive Compensation"		
2	which is limited to the information		
3	filed with the Securities and Exchange		
4	Commission in the Company's 2000 Form 10-K.		
5			
6			
7			
8			
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Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

EXECUTIVE COMPENSATION

The following table sets forth remuneration paid to the Chief Executive Officer and the four other most highly compensated executive officers of JCP&L, Met-Ed and Penelec for the year ended December 31, 2000.

The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1999, 1998 and 1997.

Remuneration of Executive Officers

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	Long-Term Compensation Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)(1)	Securities Underlying Options Granted(#)	LTIP Payouts ($)(2)	All Other Compensation ($)
M. J. Chesser	2000	252,404	-	-	27,600	-	57,605(3)
President and Chief	1999	-	-	-	-	-	-
Executive Officer	1998	-	-	-	-	-	-
M. J. Connolly (4)	2000	185,385	25,000	-	6,500	-	15,319(5)
Vice President - Law	1999	168,846	105,000	-	1,400	-	9,398
	1998	150,000	35,000	-	-	-	6,782
R. S. Zechman	2000	184,615	-	-	6,300	33,432	29,172(6)
Vice President	1999	170,000	120,000	-	1,400	21,043	22,083
	1998	170,000	60,000	538	4,850	18,669	17,623
C. A. Mascari	2000	170,000	-	-	5,500	33,784	36,875(7)
Vice President -	1999	170,000	112,000	-	1,400	20,218	27,090
Technical Services	1998	170,000	50,000	-	4,850	21,002	20,762
C. Brooks	2000	170,000	-	-	5,200	33,960	22,943(8)
Vice President	1999	170,000	90,000	460	1,400	20,424	19,041
	1998	170,000	50,000	592	4,850	20,536	15,593

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Amounts reported in this column for the year 2000 represent each Named Executive Officer's 1995 performance-based restricted stock award that vested on June 4, 2000, at 90% of target, in accordance with the 1990 Stock Plan. The restricted units issued each year since 1995 under the 1990 Stock Plan have been performance based. Dividends are earned on the aggregate restricted units awarded under the 1990 Stock Plan and reinvested in additional units.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Amounts reported in this column for the years 1998 and 1999 consist of Performance Cash Incentive Awards paid on the 1993 and 1994 restricted unit awards, respectively, which vested under the 1990 Stock Plan. These amounts were designed to compensate recipients of restricted unit awards for the amount of federal and state income taxes that are payable upon vesting of such awards. There was no Performance Cash Incentive Award associated with the vesting of the restricted units awarded in 1995 that vested in 2000.

The aggregate number and value (based on the stock price per share at December 31, 2000) of unvested and deferred vested stock-equivalent restricted units (including reinvested dividend equivalents) at the end of 2000 were:

	Aggregate Units	Aggregate Value
M. J. Chesser	4,032	$148,428
M. J. Connolly	2,254	82,975
R. S. Zechman	8,125	299,102
C. A. Mascari	9,313	342,835
C. Brooks	7,572	278,744

(3) Consists of GPU's matching contributions under the non-qualified deferred compensation plan ($3,296), above-market interest accrued on the retirement portion of deferred compensation ($16), earnings on LTIP compensation not paid in the current year ($4,293), and signing bonus received upon employment ($50,000).

(4) Mr. Connolly was compensated by GPU Service, Inc. for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services.

(5) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,785), above-market interest accrued on the retirement portion of deferred compensation ($83), and earnings on LTIP compensation not paid in the current year ($3,651).

(6) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($5,385), above-market interest accrued on the retirement portion of deferred compensation ($1,036), and earnings on LTIP compensation not paid in the current year ($15,951).

(7) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,480), above-market interest accrued on the retirement portion of deferred compensation ($7,045), and earnings on LTIP compensation not paid in the current year ($18,550).

(8) Consists of GPU's matching contributions under the Savings Plan ($6,800), above-market interest accrued on the retirement portion of deferred compensation ($1,136), and earnings on LTIP compensation not paid in the current year ($15,007).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	F. D. Hafer **	300 Madison Avenue
2	Chairman of the Board	Morristown, N.J. 07962-1911
3	Chief Executive Officer to April 16,2000	
4		
5	R. L. Wise*** - Director to April 17, 2000, Resigned	2800 Pottsville Pike
6	President to April 17, 2000, Resigned	Reading, P.A. 19640-0001
7	Chief Operating Officer to April 17, 2000, Resigned	
8		
9	M. P. O' Flynn (A) - Director to May 15,2000	2800 Pottsville Pike
10	Vice President - Finance & Rates and Comptroller	Reading, P.A. 19640-0001
11	Resigned Dec. 31, 2000	
12		
13	C. B. Snyder (A)	300 Madison Avenue
14		Morristown, N.J. 07962-1911
15		
16	M. J. Chesser - Director, Elected April 17, 2000	2800 Pottsville Pike
17	Executive Committee - April17, 2000 ***	Reading, PA 19640-0001
18	President - April 17, 2000	
19	CEO - April 17, 2000	
20		
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24		
25		
26	(A) Alternate to Executive Committee	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
Stock book not closed	Total: 5,290,596 By Proxy: 5,290,596	May 16, 2000 Morristown, NJ

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	5,290,596	5,290,596		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	5,290,596	5,290,596		
7	GPU, Inc.	5,290,596	5,290,596		
8	300 Madison Avenue				
9	Morristown, N.J. 07962-1911				
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
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Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK

SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None

2. None

3. None

4. None

5. None

6. Issued $50 million of Senior Notes on April 11,2000 as follows: variable rate Series E due April 11,2002 in the principal amount of $25 million at an initial rate of 6.42125% and variable rate Series E due October 11,2002 in the principal amount of $25 million at an initial rate of 6 47125%.

Issued $68 million of Senior Notes on August 4, 2000 as follows: 7.50% Series E due August 1,2005 in the principal amount of $33 million and 7.77% Series E due August 2,2010 in the principal amount of $35 million.

Penelec has authorization from the Pennsylvania Public Utility Commission (PaPUC) to issue and sell up to $157 million of Senior Notes. The Company has authorization to issue through December 31,2002.

7. None

8. Two labor agreements were negotiated during 1998 with the International Brotherhood of Electrical Workers (IBEW)Local 459 and with the Utility Workers Union of America (UWUA) Local 180.

-Penelec and IBEW Local 459 negotiated a four-year contract that became effective May 15, 1998. The contract provides for annual base wage increases and incentive compensation awards as follows:

May 15,1998: 2% wage increase with a 4% incentive compensation award (Prorated for the last six months of 1998)
May 15,1999: 2% wage increase with a 4% incentive compensation award
May 15,2000: 2% wage increase with a 4% incentive compensation award
May 15,2001: 2% wage increase with a 4% incentive compensation award

The incentive compensation payment of approximately $2.276 million was paid in March of 2000 for the successful attainment of goals for the plan year 1999.

-Penelec and UWUA Local 180 entered into a three-year contract that became effective July 1,1998. The contract provides for annual base wage increases and incentive compensation awards as follows:

July 1,1998: 2% wage increase with a 2% incentive compensation award (Prorated for the last six months of 1998)
July 1,1999: 2% wage increase with a 2% incentive compensation award
July 1,2000: 2% wage increase with a 2% incentive compensation award

The incentive compensation payment of approximately $.40 million was paid in March of 2000 for the successful attainment of goals for the plan year 1999.

Voluntary Enhanced Retirement Program: The Pennsylvania Electric Company d/b/a GPU Energy and IBEW Local 459 negotiated a Voluntary Enhanced Retirement Program (VERP) effective December 29,2000. The VERP will be offered to regular employees who are at least age fifty-five and have at least five years of creditable service as of March 31,2001. This program will be applied retroactively to employees who retired or terminated (not for

cause)on or after December 1,1999. The VERP will add five years to an employee's age and five years to an employee's creditable years of service for the purpose of calculating his or her pension benefit, in accordance with the existing provisions of the pension plan. To ensure continuity of operations and service, the company maintains the right to retain certain employees until March 31,2002.

9. For information with respect to material legal proceedings, reference is made to Note 12 (Commitments and Contingencies) of the Notes to Financial Statements beginning on page 122.

10. None

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	1,735,075,140	1,794,243,551
3	Construction Work in Progress (107)	200-201	30,328,746	25,895,185
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		1,765,403,886	1,820,138,736
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	552,449,183	588,376,505
6	Net Utility Plant (Enter Total of line 4 less 5)		1,212,954,703	1,231,762,231
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,212,954,703	1,231,762,231
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	2,674,427	604,154
15	(Less) Accum. Prov. for Depr. and Amort. (122)		1,443,839	216,635
16	Investments in Associated Companies (123)		1	1
17	Investment in Subsidiary Companies (123.1)	224-225	14,276,721	4,185,162
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		2,033	445,342
21	Special Funds (125-128)		363,782,340	289,135,686
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		379,291,683	294,153,710
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)		0	0
25	Special Deposits (132-134)		233,165	330,349
26	Working Fund (135)		385,907	248,311
27	Temporary Cash Investments (136)		32,000,000	0
28	Notes Receivable (141)		2	2
29	Customer Accounts Receivable (142)		75,035,167	92,851,706
30	Other Accounts Receivable (143)		22,912,126	18,397,310
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		5,288,415	14,850,683
32	Notes Receivable from Associated Companies (145)		15,515,094	15,515,094
33	Accounts Receivable from Assoc. Companies (146)		30,567	7,326,843
34	Fuel Stock (151)	227	0	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	0	0
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	45,199	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	0	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		15,483,703	11,868,763
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		524,078	1,583,453
49	Rents Receivable (172)		1,228,357	1,223,741
50	Accrued Utility Revenues (173)		30,836,390	39,514,040
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		188,941,340	174,008,929

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	DEFERRED DEBITS			
54	Unamortized Debt Expenses (181)		7,071,869	7,353,231
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,259,802,820	1,155,443,102
58	Prelim. Survey and Investigation Charges (Electric) (183)		0	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		31,764	0
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	16,632,967	11,960,562
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		7,349,097	6,581,436
66	Accumulated Deferred Income Taxes (190)	234	1,232,737,945	710,814,419
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		2,523,626,462	1,892,152,750
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		4,304,814,188	3,592,077,620

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	105,811,920	105,811,920
3	Preferred Stock Issued (204)	250-251	0	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	290,986,959	325,986,959
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	64,660,177	37,767,107
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	-276,823	270,552
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		461,182,233	469,836,538
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	73,420,000	73,420,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	103,092,800	103,092,800
19	Other Long-Term Debt (224)	256-257	369,741,924	463,740,039
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		1,791,132	1,605,881
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		544,463,592	638,646,958
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		2,153,683	1,668,528
25	Accumulated Provision for Property Insurance (228.1)		714,010	2,204,964
26	Accumulated Provision for Injuries and Damages (228.2)		4,379,355	6,167,492
27	Accumulated Provision for Pensions and Benefits (228.3)		1,046,000	1,041,000
28	Accumulated Miscellaneous Operating Provisions (228.4)		2,953,684	2,231,143
29	Accumulated Provision for Rate Refunds (229)		0	807,094
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		11,246,732	14,120,221
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		53,600,000	55,800,000
33	Accounts Payable (232)		1,209,718	3,563,494
34	Notes Payable to Associated Companies (233)		10,824,743	0
35	Accounts Payable to Associated Companies (234)		67,249,326	29,040,328
36	Customer Deposits (235)		3,829,554	3,363,715
37	Taxes Accrued (236)	262-263	107,876,888	23,530,717
38	Interest Accrued (237)		6,987,561	11,551,237
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		936,512	1,220,296
43	Miscellaneous Current and Accrued Liabilities (242)		45,672,347	49,277,125
44	Obligations Under Capital Leases-Current (243)		0	485,155
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		298,186,649	177,832,067

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		1,364,659	1,349,873
48	Accumulated Deferred Investment Tax Credits (255)	266-267	14,202,594	13,060,962
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	1,129,068,609	999,308,776
51	Other Regulatory Liabilities (254)	278	594,626,453	542,073,903
52	Unamortized Gain on Reacquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	1,250,472,667	735,848,322
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,989,734,982	2,291,641,836
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		4,304,814,188	3,592,077,620

Schedule Page: 112 Line No.: 68 Column: d

The Notes to Financial Statements beginning on page 122 are an integral part of this Comparative Balance Sheet.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	901,880,843	921,964,651
3	Operating Expenses			
4	Operation Expenses (401)	320-323	666,537,250	544,710,296
5	Maintenance Expenses (402)	320-323	31,123,095	58,981,890
6	Depreciation Expense (403)	336-337	52,668,727	77,304,624
7	Amort. & Depl. of Utility Plant (404-405)	336-337	2,436,610	1,411,081
8	Amort. of Utility Plant Acq. Adj (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)		-1,400,000	331,295
13	Taxes Other Than Income Taxes (408.1)	262-263	45,892,491	42,038,728
14	Income Taxes - Federal (409.1)	262-263	10,818,801	6,006,892
15	- Other (409.1)	262-263	3,008,892	2,072,603
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	880,002,438	98,472,026
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	867,324,915	46,890,233
18	Investment Tax Credit Adj. - Net (411.4)	266	-1,141,632	-9,307,484
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		3,845,993	8,215
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		821,575,764	774,460,913
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		80,305,079	147,503,738

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
901,880,843	921,964,651					2
						3
666,537,250	544,710,296					4
31,123,095	58,981,890					5
52,668,727	77,304,624					6
2,436,610	1,411,081					7
						8
						9
						10
						11
-1,400,000	331,295					12
45,892,491	42,038,728					13
10,818,801	6,006,892					14
3,008,892	2,072,603					15
880,002,438	98,472,026					16
867,324,915	46,890,233					17
-1,141,632	-9,307,484					18
						19
						20
3,845,993	8,215					21
						22
821,575,764	774,460,913					23
80,305,079	147,503,738					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		80,305,079	147,503,738
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		1,314,862	204,370
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		997,392	168,443
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)		-17,828	-3,863
34	Equity in Earnings of Subsidiary Companies (418.1)	119	1,001,398	92,269
35	Interest and Dividend Income (419)		5,477,672	10,128,790
36	Allowance for Other Funds Used During Construction (419.1)			268,076
37	Miscellaneous Nonoperating Income (421)		2,538,588	33,936,922
38	Gain on Disposition of Property (421.1)		810,778	27,916,159
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		10,128,078	72,374,280
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		778,873	1,204,554
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	-1,579,841	17,914,823
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		-800,968	19,119,377
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	951	1,604
47	Income Taxes-Federal (409.2)	262-263	736,715	351,529,173
48	Income Taxes-Other (409.2)	262-263	362,795	111,475,035
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	6,432,635	5,542,680
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	3,112,811	451,996,544
51	Investment Tax Credit Adj.-Net (411.5)			-13,378,801
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		4,420,285	3,173,147
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		6,508,761	50,081,756
55	Interest Charges			
56	Interest on Long-Term Debt (427)		29,964,817	31,837,268
57	Amort. of Debt Disc. and Expense (428)		819,783	636,541
58	Amortization of Loss on Reaquired Debt (428.1)		692,986	959,640
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340	6,826,647	10,030,724
62	Other Interest Expense (431)	340	10,001,383	2,704,140
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		741,815	1,074,320
64	Net Interest Charges (Enter Total of lines 56 thru 63)		47,563,801	45,093,993
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		39,250,039	152,491,501
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		39,250,039	152,491,501

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 114 Line No.: 72 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Income.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		54,041,926
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		38,248,641
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		
30	Dividends Declared-Common Stock (Account 438)		
31			-55,000,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-55,000,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		454,023
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		37,744,590

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			22,517
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		22,517
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		22,517
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		37,767,107
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		-276,823
50	Equity in Earnings for Year (Credit) (Account 418.1)		1,001,398
51	(Less) Dividends Received (Debit)		454,023
52			
53	Balance-End of Year (Total lines 49 thru 52)		270,552

Name of Respondent Pennsylvania Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 118 Line No.: 48 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Retained Earnings.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	39,250,039
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	56,852,000
5	PaPUC restructuring rate orders	-21,550,000
6	Gain on sale of investments	-3,969,000
7		
8	Deferred Income Taxes (Net)	15,996,632
9	Investment Tax Credit Adjustment (Net)	-1,141,632
10	Net (Increase) Decrease in Receivables	-9,560,000
11	Net (Increase) Decrease in Inventory	
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	-74,125,000
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	742,000
17	(Less) Undistributed Earnings from Subsidiary Companies	1,001,000
18	Other, net	-69,860,635
19	Due to/from affiliates	-46,143,000
20	Special deposits and prepayments	3,518,000
21	Nonutility generation contract buyout costs	-4,410,000
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	-116,885,596
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-73,247,000
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Contributions to decommissioning trusts	-40,000
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-73,287,000
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other	
54	Contributions to nonutility generation trusts	75,991,000
55	Other, net	6,617,000
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	9,321,000
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	118,000,000
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Increase/(Decrease) in notes payable, net	2,200,000
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	120,200,000
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-25,000,000
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79	Contribution received from Parent company	35,000,000
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	-54,773,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	75,427,000
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-32,137,596
87		
88	Cash and Cash Equivalents at Beginning of Year	32,385,907
89		
90	Cash and Cash Equivalents at End of Year	248,311

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 10 Column: b

Includes Provision for Doubtful Accounts of $20,667,000.

Schedule Page: 120 Line No.: 18 Column: b

Includes Change in Regulatory Assets, Net of $ (38,578,000).

Schedule Page: 120 Line No.: 90 Column: b

Supplemental Disclosure for the 2000 Statement of Cash Flows:

$ 39,958,000	Interest Paid
$ 110,686,000	Income Taxes Paid
$ 0	New Capital Lease Obligations Incurred

Reconciliation of Cash and Cash Equivalents at end of year with related accounts on the Balance Sheet:

$ 0	Cash (line 24)
$ 248,311	Working Fund (line 26)
$ 0	Temporary Cash Investments (line 27)
$ 248,311	Total Cash and Cash Equivalents at end of year

Note: The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Cash Flows.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These electric utilities are conducting business under the name GPU Energy and considered together are referred to as the "GPU Energy companies." GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU Electric's foreign utility companies include Midlands Electricity plc (conducting business as GPU Power UK); Empresa Distribuidora Electrica Regional S.A. (Emdersa); and GPU GasNet. GPU Power, Inc. and its subsidiaries (GPU Power) develop, own and operate generation facilities in foreign countries. Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies; GPU Diversified Holdings LLC; and GPU Nuclear, Inc. (GPUN). All of these companies considered together are referred to as "GPU."

In 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to Singapore Power International (SPI). In addition, GPU, Inc. sold GPU International, Inc. (GPUI) to Aquila Energy Corporation (Aquila). This sale included GPUI's interests in six domestic electric generating plants, and one development stage project. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS

Certain reclassifications of prior years' data have been made to conform with the current presentation. The GPU Energy companies' accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the Pennsylvania Public Utility Commission (PaPUC) and the New Jersey Board of Public Utilities (NJBPU). GPU's accounting records also comply with the Securities and Exchange Commission's (SEC) rules and regulations.

CONSOLIDATION

The GPU consolidated financial statements include the accounts of its wholly-owned subsidiaries and any affiliates in which it has a controlling financial interest (generally evidenced by a greater than 50% ownership interest). All significant intercompany transactions and accounts are eliminated in consolidation. GPU also uses the equity method of accounting for investments in affiliates in which it has the ability to exercise significant influence.

GPU began accounting for GPU Power UK as a consolidated entity in the third quarter

of 1999, following its acquisition of the remaining 50% ownership interest from Cinergy Corp. (Cinergy).

REGULATORY ACCOUNTING

Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," applies to regulated utilities that have the ability to recover their costs through rates established by regulators and charged to customers. The GPU Energy companies' transmission and distribution operations are currently accounted for under the provisions of FAS 71. In accordance with FAS 71, GPU has deferred certain costs pursuant to actions of the NJBPU and PaPUC and is recovering or expects to recover such costs in regulated rates charged to customers. Regulatory assets and liabilities are reflected net in the Deferred Debits and Other Assets section of the Consolidated Balance Sheets. For additional information about regulatory assets and liabilities, see Note 12, Commitments and Contingencies.

With the receipt of the NJBPU Summary Restructuring Order (Summary Order) in 1999 and the PaPUC Restructuring Orders (Restructuring Orders) in 1998, GPU determined that the GPU Energy companies' electric generation operations no longer met the criteria for the continued application of FAS 71, and therefore adopted, for that portion of its business, the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" and Emerging Issues Task Force Issue 97-4 (EITF)(Issue 97-4), Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71."

CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards No. 52 (FAS 52), "Foreign Currency Translation," balance sheet accounts of foreign operations are translated from foreign currencies into US dollars at year-end rates, while income statement accounts are translated at the average month-end exchange rates for the relevant period. The resulting translation adjustments are included in Accumulated other comprehensive income/(loss), net of deferred taxes, on the Consolidated Balance Sheets. Gains and losses resulting from foreign currency transactions are included in Net Income.

REVENUES

GPU recognizes operating revenues for services rendered to the end of the relevant accounting period. Therefore, the electric operating revenues of GPU Electric and the GPU Energy companies include an estimate for unbilled revenues.

MYR recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation. MYR charges selling, general and administrative costs, including indirect costs associated with maintaining district offices, to expense as incurred.

Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised. Significant claims are included in revenue in accordance with industry practice.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents amounts billed in excess of revenues recognized.

CLASSIFICATION OF CURRENT ASSETS AND CURRENT LIABILITIES

The length of MYR's contracts vary, with some larger contracts exceeding one year. In accordance with industry practice, MYR includes in current assets and current liabilities amounts realizable and payable under contracts which may extend beyond one year.

DEFERRED COSTS

JCP&L recovers its prudently incurred generation-related costs, including nonutility generation (NUG) costs, through a Basic Generation Service (BGS) charge and a Market Transition Charge (MTC), and defers any differences between actual costs and amounts recovered from customers through rates. Met-Ed and Penelec use deferred accounting for the above-market portion of NUG costs which are collected through the Competitive Transition Charge (CTC).

On November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking recovery of their power purchase costs in excess of established rate caps. Currently, Met-Ed and Penelec do not have authority to defer these costs for future recovery. The PaPUC consolidated this petition for consideration with the GPU/FirstEnergy Corp. (FirstEnergy) merger proceeding, which establishes a May 2001 date for a PaPUC order in both cases, based on the current merger procedural schedule.

UTILITY PLANT

Prior to the sale of the Oyster Creek Nuclear Generation Station (Oyster Creek) in 2000, the plant was written down to its sale price of $10 million. All other utility plant, including the GPU Energy companies' remaining generation plants, and additions are valued at cost. The assets of acquired companies are carried at their fair value as of the acquisition date, less accumulated depreciation.

DEPRECIATION

GPU generally provides for depreciation at annual rates determined and revised periodically, on the basis of studies, to be sufficient to depreciate the original cost of depreciable property over estimated remaining service lives, which are generally longer than those employed for tax purposes.

These rates, on an aggregate composite basis, resulted in annual rates as follows:

	GPU	JCP&L	Met-Ed	Penelec
2000	3.16%	3.30%	2.87%	2.72%
1999	2.96%	2.94%	3.01%	2.81%
1998	3.43%	3.65%	3.53%	3.25%

GPU GasNet uses the volumetric depreciation method to amortize the cost of its gas pipeline.

AMORTIZATION POLICIES

Accounting for TMI-2 and Forked River Investments:

At December 31, 2000, $55 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's investment in Three Mile Island Unit 2 (TMI-2). JCP&L is collecting annual revenues for the amortization of TMI-2 of $9.6 million. This level of revenue will be sufficient to recover the remaining investment by 2008. Met-Ed and Penelec have collected all of their TMI-2 investment attributable to retail customers. At December 31, 2000, $48 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's Forked River project. JCP&L is collecting annual revenues for the amortization of this project of $11.2 million, which will be sufficient to recover its remaining investment by 2006. Because JCP&L has not been provided revenues for a return on the unamortized balances of the damaged TMI-2 facility and the cancelled Forked River project, these investments are being carried at their discounted present values.

Nuclear Fuel:

Prior to the sale of Three Mile Island Unit 1 (TMI-1) in 1999 and Oyster Creek in 2000, the GPU Energy companies amortized nuclear fuel on a unit-of-production basis and rates were determined and periodically revised to amortize the cost of the fuel over its useful life.

At December 31, 2000 and 1999, the liability of the GPU Energy companies for future contributions to the Federal Decontamination and Decommissioning Fund for the cleanup of uranium enrichment plants operated by the Federal Government amounted to $22 million (JCP&L $14 million; Met-Ed $5 million; Penelec $3 million) and $25 million (JCP&L $15 million; Met-Ed $7 million; Penelec $3 million), respectively, and is primarily reflected in Deferred Credits and Other Liabilities - Other. Annual contributions, which began in 1993, are being made over a 15-year period. JCP&L is recovering these costs from customers through its BGS and MTC rates. Met-Ed and Penelec are not recovering these costs in rates.

Goodwill:

Goodwill, resulting from GPU's purchase of various businesses, is recorded on the Consolidated Balance Sheets and amortized to expense, on a straight-line basis, over its useful life not to exceed 40 years. Goodwill amortization expense amounted to $54.7 million, $51.6 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively. GPU periodically reviews undiscounted projections of future cash flows from operations to assess whether any potential intangible impairment exists on its goodwill. For additional information of goodwill resulting from acquisitions, see Note 7, Acquisitions.

NUCLEAR FUEL DISPOSAL FEE

The GPU Energy companies are providing for estimated future disposal costs for spent nuclear fuel at Oyster Creek and TMI-1 in accordance with the Nuclear Waste Policy Act of 1982. The GPU Energy companies entered into contracts in 1983 with the US Department of Energy (DOE) for the disposal of spent nuclear fuel. For a discussion of the DOE's current inability to begin acceptance of spent nuclear fuel from the GPU Energy companies and other standard contract holders, see Note 12, Commitments and Contingencies.

The total liability under these contracts, including interest, at December 31, 2000, all of which relates to spent nuclear fuel from nuclear generation through April 1983, amounted to $210.1 million (JCP&L $157 million; Met-Ed $35.4 million; Penelec $17.7 million), and is reflected in Deferred Credits and Other Liabilities - Other. As the actual liability is substantially in excess of the amount recovered to date from ratepayers, the GPU Energy companies have reflected such excess in Regulatory assets, net.

The distribution rates presently charged to customers provide for the collection of these costs, plus interest, over a remaining period of seven years for JCP&L. For Met-Ed and Penelec, these costs are a component of their respective CTC. The GPU Energy companies' current rates provide for the recovery of costs for spent nuclear fuel disposal costs resulting from nuclear generation subsequent to April 1983.

INCOME TAXES

GPU files a consolidated federal income tax return. All participants are jointly and severally liable for the full amount of any tax, including penalties and interest, which may be assessed against the group.

Deferred income taxes, which result primarily from purchase accounting adjustments, liberalized depreciation methods, deferred costs, decommissioning funds and discounted Forked River and TMI-2 investments, reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. Investment tax credits (ITC) are amortized over the estimated service lives of the related facilities.

CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS

The carrying amounts of Temporary cash investments, Special deposits, Securities due within one year and Notes payable on the Consolidated Balance Sheets approximate fair value due to the short period to maturity. The carrying amounts of the Nuclear decommissioning trusts and Nuclear fuel disposal trust, whose assets are invested in cash equivalents and debt and equity securities, also approximate fair value.

DERIVATIVE INSTRUMENTS

GPU's use of derivative instruments is intended to manage the risk of price, interest rate and foreign currency fluctuations. GPU does not intend to hold or issue derivative instruments for trading purposes.

Commodity Derivatives:

The GPU Energy companies use New York Mercantile Exchange (NYMEX) futures and Over-the-Counter (OTC) forward contracts and options on forward contracts to manage the risk of fluctuations in the market price of electricity. The GPU Energy companies also manage the natural gas requirements of certain NUG facilities that generate and sell energy to JCP&L under long-term contracts. These commodity derivatives qualify for hedge accounting treatment under current accounting rules since price movements of the commodity derivatives are highly correlated with the underlying hedged commodities and the transactions are designated as hedges at inception. Accordingly, under the deferral method of accounting, gains and losses related to commodity derivatives are recognized in Power purchased and interchanged in the Consolidated Statements of Income when the hedged transaction closes or if the commodity derivative is no longer sufficiently correlated. Prior to income or loss recognition, deferred gains and losses relating to these transactions are recorded in Current Assets or Current Liabilities in the Consolidated Balance Sheets.

Interest Rate Swap Agreements:

Penelec and GPU Electric (through GPU GasNet and GPU Power UK) use interest rate swap agreements to manage the risk of increases in variable interest rates. As of December 31, 2000, these agreements covered approximately $528 million (Penelec $50 million; GPU Electric $478 million) of debt, and were scheduled to expire on various dates through June 2006. Differences between the amounts paid and received under interest rate

swaps are recorded as adjustments to the interest expense of the underlying debt since the swaps are related to specific assets, liabilities or anticipated transactions. All of the agreements effectively convert variable rate debt to fixed rate debt. For the year ended December 31, 2000, fixed rate interest expense exceeded variable rate interest by approximately $0.3 million (Penelec $0.1 million; GPU Electric $0.2 million).

Currency Swap Agreements:

GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings (Avon). These swap agreements effectively convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. As of December 31, 2000, these currency swap agreements covered £517 million (US $850 million) of debt. Interest expense would have been £37.8 million (US $57.3 million) as compared to £38.6 million (US $58.4 million) for the year ended December 31, 2000 had these agreements not been in place.

ENVIRONMENTAL LIABILITIES

GPU may be subject to loss contingencies resulting from environmental laws and regulations, which include obligations to mitigate the effects on the environment of the disposal or release of certain hazardous wastes and substances at various sites. GPU records liabilities (on an undiscounted basis) for hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated and adjusts these liabilities as required to reflect changes in circumstances.

STATEMENTS OF CASH FLOWS

For the purpose of the consolidated statements of cash flows, temporary investments include all unrestricted liquid assets, such as cash deposits and debt securities, with maturities generally of three months or less. Cash flows are reported using the US dollar equivalent of the functional currencies in effect at the time of the cash transaction. The effect of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item on the Consolidated Statements of Cash Flows.

Avon and GPU Power UK have a formal agreement with a United Kingdom bank, under which they maintain available cash balances in a number of subsidiary bank accounts and an overdraft in the main GPU Power UK operating account. The overdraft balance was $276.5 million as of December 31, 2000, while total cash at GPU Power UK was $314.3 million. Since GPU Power UK manages the overdraft balance in such a way that it does not exceed the available cash balances in the other associated accounts, no interest or fees are paid under this arrangement. In effect, GPU Power UK uses the overdraft facility to utilize the available cash in the other bank accounts. The overdraft position and the offsetting cash balances subject to this arrangement are shown on the Consolidated Balance Sheets in Bank overdraft and Cash and temporary cash investments, respectively.

2. SHORT-TERM BORROWING ARRANGEMENTS

At December 31, 2000 and 1999, short-term debt outstanding consisted of the following:

		2000		1999	
Company	Facility	Balance Outstanding (in millions)	Weighted Avg. Rate	Balance Outstanding (in millions)	Weighted Avg. Rate

GPU, Inc.	Bank Loans	$ 113	7.2%	$ 123	7.0%
JCP&L	Bank Loans	2	7.0	-	-
	Commercial Paper	27	7.4	-	-
Met-Ed	Commercial Paper	47	6.8	-	-
Penelec	Commercial Paper	56	6.7	54	6.9
MYR	Bank Loans	36	7.2	-	-
GPU Electric	Bank Loans	476	7.0	366	6.1
	Commercial Paper/ Medium Term Notes	724	8.0	1,218	6.5
	Total	$1,481		$1,761	

GPU's weighted average interest rate on the short-term borrowings was 7.5% and 6.5% at December 31, 2000 and 1999, respectively.

GPU has various credit facilities in place, the most significant of which are discussed below. These credit facilities generally provide GPU bank loans at negotiated market rates. In addition, commitment fees or facility fees are determined by market rates at the time the facility is put in place, and can change based on the borrower's current bond rating.

In recent months, certain aspects of California's restructuring plan have created instability and price volatility in the electricity market, negatively affecting the California electric utilities. These utilities have defaulted on various contractual and financial obligations and have experienced rapid deterioration of their credit quality. Reaction of the financial markets, which did not anticipate the rapid deterioration of the California utilities' financial condition, has included a careful review of overall credit exposure to the electric utility industry.

Furthermore, Met-Ed's and Penelec's energy cost exposure related to their provider of last resort (PLR) obligation in Pennsylvania has negatively affected Met-Ed's and Penelec's earnings. Consequently, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions. The credit facilities that expire in 2001 include: $465 million available to GPU, Inc. and the GPU Energy companies under a $250 million revolving credit agreement and various committed bank lines of credit; $1 billion under GPU Capital, Inc.'s (GPU Capital) senior revolving credit agreement; $180 million under GPU Australia Holdings, Inc.'s (GPU Australia Holdings) senior revolving credit agreement; and $366 million under EI UK Holdings, Inc.'s two year term loan agreement.

In addition, primarily as a result of these conditions (the companies' PLR exposure and the negative publicity surrounding the California utilities), in early 2001 Met-Ed and Penelec began experiencing difficulty in selling their commercial paper with maturities longer than overnight. Under normal circumstances, they issue commercial paper having maturities of up to 30 days or longer, if desired. As a result, Met-Ed and Penelec have temporarily withdrawn from the commercial paper market, and instead have resorted to borrowing against their various bank lines of credit.

GPU, Inc. and GPU Energy companies

GPU, Inc. and the GPU Energy companies have available $465 million of short-term borrowing facilities, which include a $250 million revolving credit agreement and various bank lines of credit. In addition, GPU, Inc., JCP&L, Met-Ed and Penelec can issue commercial paper in amounts of up to $100 million, $150 million, $75 million and $100 million, respectively. From these sources, GPU, Inc. has regulatory authority to have $250 million outstanding at any one time. JCP&L, Met-Ed and Penelec are limited by their

charters or SEC authorization to $266 million, $150 million and $150 million, respectively, of short-term debt outstanding at any one time. As of December 31, 2000, GPU, Inc. and the GPU Energy companies had $113 million and $132 million (JCP&L $29 million; Met-Ed $47 million; Penelec $56 million), respectively, of short-term debt outstanding.

GPU Electric

GPU Capital has a $1 billion 364-day senior revolving credit agreement due in November 2001 supporting the issuance of commercial paper for its $1 billion commercial paper program, which has been established to fund GPU, Inc. and GPU Electric acquisitions. GPU, Inc. has guaranteed GPU Capital's obligations under this program. At December 31, 2000 and 1999, $633 million and $768 million was outstanding under this commercial paper program, respectively, and included in Notes payable on the Consolidated Balance Sheets. In early 2001, GPU Capital refinanced the majority of this outstanding commercial paper through its standby revolving credit agreement.

GPU Electric has a $150 million credit facility due in May 2002 to accommodate short-term borrowing needs. The facility is guaranteed by GPU, Inc. and there were no outstanding borrowings as of December 31, 2000.

GPU Australia Holdings has $180 million available under its senior revolving credit facility, which expires in November 2001. This facility is guaranteed by GPU, Inc. In 2000, GPU Australia Holdings borrowed $176 million under this facility, which is included in Notes payable on the Consolidated Balance Sheet, to repay all outstanding obligations under its $180 million commercial paper program. There were no outstanding borrowings under this revolving credit facility as of December 31, 1999.

The above-mentioned GPU Australia Holdings commercial paper program is supported by GPU, Inc. credit facilities and GPU, Inc. has also guaranteed all obligations under this program. At December 31, 1999, $182 million was outstanding under this commercial paper program and included in Notes payable on the Consolidated Balance Sheet. No borrowings were outstanding at December 31, 2000.

In August 2000, GPU GasNet entered into a A$750 million (US $417 million) commercial paper program to refinance maturing bank debt. In addition, GPU GasNet established a A$750 million (US $417 million) credit facility to serve as a backstop for this commercial paper program. At December 31, 2000, there was A$250 million (US $139 million) of commercial paper outstanding under this program and included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount of commercial paper on a long-term basis.

GPU Power UK maintains a £150 million (approximately US $224 million) revolving credit facility with six banks for working capital purposes, which expires at various dates through June 2005. At December 31, 2000 and 1999, there was £60 million (US $90 million) and £87 million (US $140 million) outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

In addition, GPU Power UK maintains an ongoing £75 million (US $112 million) bank facility for working capital purposes. Outstanding borrowings are collateralized by portions of trade accounts receivable. At December 31, 2000 and 1999, £75 million (US $112 million) and £75 million (US $121 million) was outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

MYR

MYR maintains a $50 million revolving credit facility, which expires in November

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

2003, of which up to $10 million is available for the issuance of standby letters of credit. As of December 31, 2000, $36 million was outstanding under this facility and included in Notes payable on the Consolidated Balance Sheet.

3. LONG-TERM DEBT

At December 31, 2000 and 1999, long-term debt outstanding consisted of the following:

GPU, Inc. and Subsidiary Companies

2000	Maturities	Interest Rates	(in millions) Total Debt Outstanding	Due Within One Year
GPU Energy companies, GPUS & GPU, Inc.:				
First mortgage bonds	2001-2027	5.35-9.20%	$1,695 (1)	$ 40
Senior notes	2002-2019	5.75-7.77%	441 (2)	-
Other long-term debt	2001-2039	7.05-7.69%	334	22
GPU Electric:				
Bank loans	2001-2014	5.98-10.5%	1,184	912
Bonds	2002-2008	7.38-7.46%	983	-
Commercial paper/Medium term notes	2001-2003	5.98-10.5%	222 (3)	-
GPU Power	2003-2022	4.5-9.5%	39	7
Total			$4,898	$ 981

(1) Amount is less unamortized net discount of $3.1 million.

(2) Amount is less unamortized net discount of $1.6 million.

(3) Amount includes $139 million of Australian commercial paper, which is included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount on a long-term basis.

1999	Maturities	Interest Rates	(in millions) Total Debt Outstanding	Due Within One Year
GPU Energy companies & GPUS:				
First mortgage bonds(a)	2000-2027	5.35-9.48%	$1,785 (1)	$ 90
Senior notes	2004-2019	5.75-6.63%	348 (2)	-
Other long-term debt	2000-2039	6.76-7.69%	34	-
GPU Electric:				
Bank loans	2000-2014	4.16-6.56%	2,264	475
Bonds	2002-2008	7.38-7.46%	1,092	-
Medium term notes	2001-2002	6.33%	263	-
GPUI Group	2000-2022	4.5 -7%	46	5

Total	$5,832	$ 570

(1) Amount is less unamortized net discount of $2.8 million.

(2) Amount is less unamortized net discount of $1.8 million.

JCP&L

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.04% due 2000	$ -	$ 40,000
6.45% due 2001	40,000	40,000
9% due 2002	50,000	50,000
6.375% due 2003	150,000	150,000
7.125% due 2004	160,000	160,000
6.78% due 2005	50,000	50,000
8.25% due 2006	50,000	50,000
6.85% due 2006	40,000	40,000
7.90% due 2007	40,000	40,000
7.125% due 2009	6,300	6,300
7.10% due 2015	12,200	12,200
9.20% due 2021	50,000	50,000
8.55% due 2022	30,000	30,000
8.82% due 2022	12,000	12,000
8.85% due 2022	38,000	38,000
8.32% due 2022	40,000	40,000
7.98% due 2023	40,000	40,000
7.5% due 2023	125,000	125,000
8.45% due 2025	50,000	50,000
6.75% due 2025	150,000	150,000
Subtotal	1,133,500	1,173,500
Amounts due within one year	(40,000)	(40,000)
Unamortized net discount	(2,511)	(2,752)
Total	1,090,989	1,130,748
Other long-term debt (excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$1,093,987	$1,133,760

Met-Ed

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.2% due 2000	$ -	$ 30,000
9.48% due 2000	-	20,000
8.05% due 2002	30,000	30,000
6.6% due 2003	20,000	20,000
7.22% due 2003	40,000	40,000
9.1% due 2003	30,000	30,000
6.34% due 2004	40,000	40,000
6.77% due 2005	30,000	30,000
7.35% due 2005	20,000	20,000
6.36% due 2006	17,000	17,000
6.40% due 2006	33,000	33,000

6.00% due 2008	8,700	8,700
6.1% due 2021	28,500	28,500
8.6% due 2022	30,000	30,000
8.8% due 2022	30,000	30,000
6.97% due 2023	30,000	30,000
7.65% due 2023	30,000	30,000
8.15% due 2023	60,000	60,000
5.95% due 2027	13,690	13,690
Subtotal	490,890	540,890
Amounts due within one year	-	(50,000)
Unamortized net discount	(27)	(31)
Total	490,863	490,859
Other long-term debt (excludes amounts due within one year of $27 for 2000 and $25 for 1999)	5,997	6,024
Total long-term debt	$496,860	$496,883

Penelec	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.125% due 2007	$ 4,110	$ 4,110
6.55% due 2009	-	-
5.35% due 2010	12,310	12,310
5.35% due 2010	12,000	12,000
5.80% due 2020	20,000	20,000
6.05% due 2025	25,000	25,000
Subtotal	73,420	73,420
Amounts due within one year	-	-
Unamortized net discount	(8)	(10)
Total	73,412	73,410
Senior Notes - Series as noted:		
6.42% due 2002	25,000	-
6.47% due 2002	25,000	-
5.75% due 2004	125,000	125,000
7.50% due 2005	8,000	-
6.125% due 2009	100,000	100,000
7.77% due 2010	35,000	-
6.625% due 2019	125,000	125,000
Subtotal	443,000	350,000
Unamortized net discount	(1,597)	(1,781)
Total	441,403	348,219

Other long-term debt

(excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$517,813	$424,641

(a) Substantially all of the utility plant owned by the GPU Energy companies is subject to the liens of their respective mortgages.

For the years 2001, 2002, 2003, 2004 and 2005, GPU has long-term debt maturities as follows:

(in millions)

Company	2001	2002	2003	2004	2005
JCP&L	$ 40	$ 50	$150	$160	$50
Met-Ed	-	30	90	40	50
Penelec	-	50	-	125	8
GPU Electric	912	436	176	11	12
GPU Power	7	7	6	6	2
GPU, Inc.	-	-	-	-	300
GPUS	22	-	-	-	-
Total	$981	$573	$422	$342	$422

At December 31, 2000, EI UK Holdings, Inc. had long-term debt outstanding of £245 million (US $366 million) under its £245 million credit facility, a portion of which is guaranteed by GPU, Inc.

As discussed in Note 2, Short-Term Borrowing Arrangements, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions.

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to GPU for debt of the same remaining maturities and credit qualities. The estimated fair value of GPU's long-term debt, including amounts due within one year, as of December 31, 2000 and 1999 is as follows:

(in millions)

	2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
JCP&L	**$1,134**	**$1,125**	$1,174	$1,139
Met-Ed	**497**	**504**	547	532
Penelec	**518**	**497**	424	392
GPU Electric	**2,389**	**2,469**	3,619	4,186
GPU Power	**39**	**35**	46	41
GPU, Inc.	**299**	**300**	-	-
GPUS	**22**	**22**	22	22

Total	$4,898	$4,952	$5,832	$6,312

4. **PREFERRED SECURITIES**

Cumulative Preferred Stock: (a)

JCP&L

Cumulative preferred stock, without par value, 15,600,000 shares authorized, 748,334 and 965,000 shares issued and outstanding in 2000 and 1999, respectively.

	(in thousands) 2000	1999
Cumulative preferred stock - with mandatory redemption (b)(c)(d):		
8.65% Series J, 333,334 and 500,000 shares at 12/31/00 and 12/31/99, respectively	$33,333	$50,000
7.52% Series K, 290,000 and 340,000 shares at 12/31/00 and 12/31/99, respectively	29,000	34,000
Subtotal	62,333	84,000
Amounts due within one year (d)	(10,833)	(10,833)
Total cumulative preferred stock - with mandatory redemption	$51,500	$73,167
Cumulative preferred stock - without mandatory redemption (c)(e):		
4% Series, 125,000 shares, callable at $106.50 a share	$12,500	$12,500
Premium on cumulative preferred stock	149	149
Total cumulative preferred stock - without mandatory redemption	$12,649	$12,649

(a) In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of cumulative preferred stock for $12.5 million and $17.4 million, respectively. At December 31, 2000 and 1999, the GPU Energy companies were authorized to issue 37,035,000 of cumulative preferred stock. If dividends on any of the cumulative preferred stock of JCP&L are in arrears for four quarters, the holders of cumulative preferred stock, voting as a class, are entitled to elect a majority of the Board of Directors until all dividends in arrears have been paid. If JCP&L has failed to pay dividends in full on any outstanding shares of cumulative preferred stock, thereafter and until dividends in full on all such shares of cumulative preferred stock have been paid, or declared and set apart for payment, for all past quarterly dividend periods, JCP&L shall not redeem any cumulative preferred stock unless all the shares of cumulative preferred stock outstanding are redeemed and shall not purchase or otherwise acquire for value any shares of cumulative preferred stock except in accordance with an offer (which may vary with respect to shares of different series) made to all holders of share of cumulative preferred stock.

(b) The 7.52% and 8.65% Series are callable at various prices above their stated values beginning in 2002 and 2000, respectively. Pursuant to mandatory sinking fund provisions, the 7.52% Series is to be redeemed ratably over the next fourteen years. The 8.65% Series is to be redeemed ratably over the next four years.

(c) During 2000, JCP&L redeemed $5 million stated value of its 7.52% cumulative preferred stock and $16.7 million stated value of its 8.65% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. During 1999, JCP&L redeemed all of its outstanding shares of 7.88% cumulative preferred stock with a stated value of $25 million and $5 million stated value of its 7.52% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. JCP&L's total redemption cost for 2000 and 1999 was $21.7 million and $30.9 million, respectively.

(d) The shares with mandatory redemption have redemption requirements of $10.8 million for each year of the next four years, and $2.5 million in year five. The fair value of the preferred stock with mandatory redemption, including amounts due within one year, based on market price quotations at December 31, 2000 and 1999, was $65.6 million and $86.5 million, respectively.

(e) The outstanding shares of preferred stock without mandatory redemption are callable at various prices above their stated values. At December 31, 2000, JCP&L could call the 4% Series for $13.3 million.

<u>Subsidiary-Obligated Mandatorily Redeemable Preferred Securities</u>:

JCP&L Capital, L.P., Met-Ed Capital, L.P. and Penelec Capital, L.P. are special-purpose partnerships in which a subsidiary of JCP&L, Met-Ed and Penelec, respectively, is the sole general partner. In 1995, JCP&L Capital, L.P. issued $125 million at 8.56% (5 million shares at $25 per share) of mandatorily redeemable preferred securities (MIPS) and in 1994, Met-Ed Capital, L.P. and Penelec Capital, L.P. issued $100 million at 9% (4 million shares at $25 per share) and $105 million at 8.75% (4.2 million shares at $25 per share), respectively, of MIPS. The proceeds were loaned to JCP&L, Met-Ed and Penelec, respectively, which, in turn, issued their deferrable interest subordinated debentures to the partnerships. In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of MIPS for $100 million and $105 million, respectively. At December 31, 2000, JCP&L's outstanding shares of MIPS had a fair value of $122.2 million.

The MIPS of JCP&L Capital, L.P. mature in 2044 and are redeemable at the option of JCP&L beginning in May of 2000 at 100% of their principal amount. JCP&L has fully and unconditionally guaranteed payment of distributions, to the extent there is sufficient cash on hand to permit such payments and legally available funds, and payments on liquidation or redemption of its Preferred Securities. Distributions on the MIPS (and interest on the subordinated debentures) may be deferred for up to 60 months, but JCP&L may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

<u>Subsidiary-Obligated Trust Preferred Securities</u>:

In 1999, Met-Ed Capital Trust, a wholly-owned subsidiary of Met-Ed, issued $100 million of trust preferred securities (Met-Ed Trust Preferred Securities) at 7.35%, due 2039. The sole assets of Met-Ed Capital Trust are the 7.35% Cumulative Preferred Securities of Met-Ed Capital II, L.P. (Met-Ed Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Met-Ed Partnership Preferred Securities. Each Met-Ed Trust Preferred Security represents a Met-Ed Partnership Preferred Security. Met-Ed Capital II, L.P. is a wholly-owned subsidiary of Met-Ed and the sponsor of Met-Ed Capital Trust. The sole assets of Met-Ed Capital II, L.P. are Met-Ed's 7.35% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Met-Ed has fully and unconditionally guaranteed the Met-Ed Partnership Preferred Securities, and, therefore, the Met-Ed Trust Preferred Securities.

million of trust preferred securities (Penelec Trust Preferred Securities) at 7.34%, due 2039. The sole assets of Penelec Capital Trust are the 7.34% Cumulative Preferred Securities of Penelec Capital II, L.P. (Penelec Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Penelec Partnership Preferred Securities Each Penelec Trust Preferred Security represents a Penelec Partnership Preferred Security. Penelec Capital II, L.P. is a wholly-owned subsidiary of Penelec and the sponsor of Penelec Capital Trust. The sole assets of Penelec Capital II, L.P. are Penelec's 7.34% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Penelec has fully and unconditionally guaranteed the Penelec Partnership Preferred Securities, and, therefore, the Penelec Trust Preferred Securities.

The fair value of the Met-Ed and Penelec Trust Preferred Securities at December 31, 2000 was $96.5 million and $97 million, respectively.

5. STOCKHOLDERS' EQUITY

The following table presents information relating to the common stock ($2.50 par value) of GPU, Inc.:

	2000	1999	1998
Authorized shares	**350,000,000**	350,000,000	350,000,000
Issued shares	**132,783,338**	132,783,338	132,783,338
Reacquired shares	**13,343,387**	11,017,798	4,787,657
Outstanding shares	**119,439,951**	121,765,540	127,995,681
Outstanding restricted units	**312,520**	283,602	268,360
Outstanding stock options	**1,175,069**	389,250	335,950

In 2000, GPU, Inc. reacquired 2.8 million shares of common stock at a total cost of $71.9 million.

At December 31, 2000 and 1999, the following issues of common stock were outstanding:

	(in thousands) 2000	1999
GPU, Inc.		
Common stock, par value $2.50 per share	**$331,958**	$331,958
JCP&L		
Common stock, par value $10 per share, 16,000,000 shares authorized, 15,371,270 shares issued and outstanding	**$153,713**	$153,713
Met-Ed		
Common stock, no par value, 900,000 shares authorized, 859,500 shares issued and outstanding	**$ 66,273**	$ 66,273
Penelec		
Common stock, par value $20 per share,		

5,400,000 shares authorized, 5,290,596 shares issued and outstanding	$105,812	$105,812

Pursuant to the 1990 Employee Stock Plan (as restated to reflect amendments through June 1, 2000), awards may be granted in the form of incentive stock options, nonqualified stock options, restricted shares of common stock, performance units and stock appreciation rights, which may accompany options.

In 2000, GPU, Inc. granted stock options to officers and selected employees to purchase 722,700 shares at $29.25 per share. During the year, 17,100 of these options were forfeited leaving a total of 705,600 outstanding at December 31, 2000. Also in 2000, as part of the acquisition of MYR, options held by MYR employees to purchase MYR stock were converted to 97,524 options to purchase GPU, Inc. common stock. The average exercise price of the 97,524 options is $9.93 per share and 6,305 of these options were exercised at an average price of $4.90 during 2000. No additional options were exercised in 2000. In 1999, GPU, Inc. granted stock options to officers to purchase 90,600, 1,000 and 1,000 shares at $42.9375, $34.50 and $34.6875 per share, respectively. In 1998, GPU, Inc. granted stock options to officers to purchase 305,950 and 30,000 shares at $36.625 per share and $44.25 per share, respectively. In 2000, 7,300 and 3,700 options exercisable at $36.625 and $42.9375 per share, respectively, were forfeited. No options were exercised in 1999 and 1998.

At December 31, 2000 and 1999, there were 274,892 and 101,607 options exercisable at weighted average exercise prices of $32.66 and $37.38 per option, respectively. There were no options exercisable at December 31, 1998. All options, other than the MYR converted options have an exercise price equal to the fair market per share value of GPU, Inc. common stock on the grant date. All options vest in three equal annual installments, have a 10-year term and are exercisable in accordance with the terms set forth in the Stock Option Agreement. In the event of a change in control of GPU during the option term (which would include GPU, Inc.'s proposed merger with FirstEnergy), all options would immediately become exercisable. The weighted-average remaining contractual life of options outstanding as of December 31, 2000 was 8.7 years.

The weighted average fair value of options granted during 2000, 1999 and 1998 was $4.60, $6.60 and $4.41 per option, respectively. The options were valued using the Black-Scholes pricing model. For the years 2000, 1999 and 1998, the assumptions used in these valuations were as follows: a risk-free rate of return of 6.38%, 6.14% and 5.70%, respectively; a stock price volatility of 23.5%, 20.21% and 17.36%, respectively; an average dividend yield of 5.71%, 5.42% and 5.67%, respectively; and the exercise of all options on the final day of their 10-year terms.

Also pursuant to the 1990 Employee Stock Plan, in 2000, 1999 and 1998, GPU, Inc. issued performance units to officers and selected employees representing rights to receive shares of common stock, on a one-for-one basis, at the end of the restriction period. The number of shares eventually issued will depend upon the degree to which GPU's performance goals have been met for the performance period and could range from 0% to 200% of the originally awarded units plus additional units resulting from reinvested dividend equivalents. These performance units vest on a pro-rata basis over three or five years. In the event of a change in control of GPU during the performance period (which would include GPU, Inc.'s proposed merger with FirstEnergy), all performance units would immediately vest within the range of 100% to 200% of the original units awarded.

Since 1997, pursuant to the Deferred Stock Unit Plan for Outside Directors, restricted units were issued to outside directors representing rights to receive shares of GPU, Inc. common stock, on a one-for-one basis. All restricted units are considered common stock equivalents and, accordingly, are reflected in the computation of diluted

earnings per share shown on the Consolidated Statements of Income. The restricted units accrue dividend equivalents on a quarterly basis, which are reinvested in additional restricted units. The restricted units vest upon the outside director completing 54 months of service or immediately in the case of a change in control.

Through the above-mentioned plans, officers, selected employees and outside directors were awarded 72,327, 56,994 and 53,260 performance units or restricted units in 2000, 1999 and 1998, respectively. Also in 2000, as part of the acquisition of MYR, restricted units held by MYR employees were converted to GPU, Inc. common stock restricted shares. As of December 31, 2000, 208,136 of these shares were outstanding. In 2000, 1999 and 1998, through these plans, GPU, Inc. issued a total of 247,845, 20,215 and 20,611 shares of common stock, respectively, from previously reacquired shares. At December 31, 2000, there were 1,9"4,190 shares of common stock authorized for issuance as awards of restricted shares, units, options or rights, in the aggregate.

In 1996, GPU adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which establishes a fair value-based method of accounting for employee stock-based compensation. As permitted by FAS 123, GPU continues to follow the intrinsic value method set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had the fair value-based method of accounting been applied instead, the fair value of options would have been expensed, and net income for 2000, 1999 and 1998 would have been $231.4 million, $458.7 million and $359.3 million, respectively, and earnings per share for the same periods would have been $1.91, $3.66 and $2.83, respectively.

Accumulated Other Comprehensive Income/(Loss):

In 1997, GPU adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." At December 31, 2000 and 1999, GPU had the following amounts in Accumulated other comprehensive income/(loss) on the Consolidated Balance Sheets:

	(in thousands) 2000	1999
GPU, Inc. and Subsidiary Companies		
Net unrealized gains on investments (1)	$ 13,404	$ 34,183
Foreign currency translation	(72,402)	(40,518)
Minimum pension liability	(3,626)	(6)
Accumulated other comprehensive income/(loss)	$(62,624)	$(6,341)

	(in thousands) 2000	1999
JCP&L		
Net unrealized gain on investments	$ 7	$ 7
Minimum pension liability	(15)	-
Accumulated other comprehensive income/(loss)	$ (8)	$ 7

	(in thousands) 2000	1999
Met-Ed		
Net unrealized gain on investments (1)	$ 74	$ 21,369
Minimum pension liability	(10)	(6)
Accumulated other comprehensive income	$ 64	$ 21,363

(in thousands)

Penelec	2000	1999
Net unrealized gain on investments (1)	$ 23	$ 10,619
Minimum pension liability	-	-
Accumulated other comprehensive income	$ 23	$ 10,619

(1) The change in the net unrealized gain on investments includes the reclassification of previously unrealized gains totaling $31.8 million (Met-Ed $21.2 million; Penelec $10.6 million), from Accumulated other comprehensive income to Regulatory assets, net on the Consolidated Balance Sheets. See Nuclear Plant Retirement Costs section of Note 12, Commitments and Contingencies.

The components of the change in accumulated other comprehensive income/(loss), and the related tax effects, for the years 2000, 1999 and 1998 are as follows:

	(in thousands)		
GPU, Inc. and Subsidiary Companies	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gains/(loss) on investments	**$(38,042)**	**$ 17,263**	**$(20,779)**
Foreign currency translation adjustments	**(43,240)**	**15,134**	**(28,106)**
Adjustment for amounts included in income	**(5,813)**	**2,035**	**(3,778)**
Net change in accumulated other comprehensive income	**(49,053)**	**17,169**	**(31,884)**
Minimum pension liability	**(6,183)**	**2,563**	**(3,620)**
Total change in accumulated other comprehensive income/(loss)	**$(93,278)**	**$ 36,995**	**$(56,283)**
1999			
Net unrealized gains on investments	$ 12,516	$(4,680)	$ 7,836
Adjustment for amounts included in income	(1,998)	-	(1,998)
Net change in accumulated other comprehensive income	10,518	(4,680)	5,838
Foreign currency translation adjustments	19,735	(6,907)	12,828
Adjustment for amounts included in income	1,586	(555)	1,031
Net change in accumulated other comprehensive income	21,321	(7,462)	13,859
Minimum pension liability	8,957	(3,691)	5,266
Total change in accumulated other comprehensive income/(loss)	$ 40,796	$(15,833)	$ 24,963
1998			
Net unrealized gains on investments	$ 13,235	$(4,248)	$ 8,987
Foreign currency translation adjustments	(23,295)	8,233	(15,062)
Adjustment for amounts included in income	8,737	(3,136)	5,601
Net change in accumulated other comprehensive income/(loss)	(14,558)	5,097	(9,461)
Minimum pension liability	(2,605)	1,071	(1,534)
Total change in accumulated other comprehensive income/(loss)	$(3,928)	$ 1,920	$(2,008)

(in thousands)
Amount Income Tax Amount

JCP&L	Before Taxes	(Expense) Benefit	Net of Taxes
2000			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(26)	11	(15)
Total change in accumulated other comprehensive income/(loss)	$ (26)	$ 11	$ (15)
1999			
Net unrealized gain on investments	$ 7	$ -	$ 7
Minimum pension liability	718	(293)	425
Total change in accumulated other comprehensive income/(loss)	$ 725	$ (293)	$ 432
1998			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(718)	293	(425)
Total change in accumulated other comprehensive income/(loss)	$ (718)	$ 293	$ (425)

	(in thousands)		
Met-Ed	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	$(36,312)	$ 15,016	$(21,296)
Minimum pension liability	(6)	3	(3)
Total change in accumulated other comprehensive income/(loss)	$(36,318)	$ 15,019	$(21,299)
1999			
Net unrealized gain on investments	$ 7,388	$ (3,073)	$ 4,315
Minimum pension liability	901	(373)	528
Total change in accumulated other comprehensive income/(loss)	$ 8,289	$ (3,446)	$ 4,843
1998			
Net unrealized gain on investments	$ 6,990	$ (2,842)	$ 4,148
Minimum pension liability	(196)	81	(115)
Total change in accumulated other comprehensive income/(loss)	$ 6,794	$ (2,761)	$ 4,033

	(in thousands)		
Penelec	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	$(18,173)	$ 7,577	$(10,596)
Minimum pension liability	-	-	-
Total change in accumulated other comprehensive income/(loss)	$(18,173)	$ 7,577	$(10,596)

1999			
Net unrealized gain on investments	$ 3,708	$ (1,607)	$ 2,101
Minimum pension liability	282	(117)	165
Total change in accumulated other comprehensive income/(loss)	$ 3,990	$ (1,724)	$ 2,266
1998			
Net unrealized gain on investments	$ 3,470	$ (1,406)	$ 2,064
Minimum pension liability	(73)	30	(43)
Total change in accumulated other comprehensive income/(loss)	$ 3,397	$ (1,376)	$ 2,021

6. ACCOUNTING FOR EXTRAORDINARY AND NON-RECURRING ITEMS

GPU PowerNet Sale (2000):

In June 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to SPI for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US $137.8 million) of medium term notes. A significant portion of the net proceeds from the sale were used to repay debt in 2000, and the remaining proceeds have been placed in a trust and will be used to further reduce debt. As a result of the sale, GPU recorded in Operating Income on the Consolidated Statement of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million ($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss. During the fourth quarter 2000, there was a change in the estimated tax benefits, which reduced GPU's after-tax loss on the sale to $276.6 million, or $2.28 per share.

GPU International, Inc. (GPUI) Sale (2000):

In December 2000, GPU, Inc. sold GPUI to Aquila for $225 million. The sale included GPUI's interests in six domestic operating plants and one development stage project. The net proceeds from the sale were used primarily to reduce debt at GPU Capital.

As a result of the sale, GPU realized a pre-tax gain of $133 million ($89.2 million after-tax, or $0.73 per share).

Restructured Power Purchase Agreement (2000):

In June 1998, Onondaga Cogeneration L.P. (Onondaga), a GPUI independent power project, and Niagara Mohawk Power Corporation (NIMO) renegotiated their existing power purchase agreement and entered into a 10-year indexed swap agreement and power put.

In September 2000 (prior to the sale of GPUI), Onondaga terminated its rights under the power put thereby terminating all agreements Onondaga had with NIMO to sell energy and capacity under the restructured power purchase agreement. As a result, in 2000, a net pre-tax gain of $42.8 million ($27.8 million after-tax, or $0.23 per share) was recorded in Other Income and Deductions on the Consolidated Statement of Income, as follows: the deferred gain of $86.7 million pre-tax related to the restructured power purchase agreement with NIMO was recognized in income; and the indexed swap agreement was marked to market and the associated deferred revenue was taken to income resulting in a pre-tax gain of $90.8 million. In addition, as a result of terminating the power put with NIMO and based on information supplied by an outside independent expert, management determined that the Onondaga plant would not operate on an economically profitable basis in the merchant generation market, and that the equipment would be technologically obsolete. As the result of an impairment test performed under Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to Be Disposed Of," using the undiscounted cash flows of the plant's operations, management determined that the plant was impaired, and the carrying value of the plant was written down by $69.1 million pre-tax. Also, as a result of the termination of Onondaga's rights under the power put, a review of firmly committed long-term executory gas transportation contracts was performed and the contracts were determined to be out of market, which resulted in a charge to income of $65.6 million. Management's analysis utilized gas and energy pricing supplied by an independent expert.

In addition, in 2000 a pre-tax charge of $2.5 million ($1.6 million after-tax, or $0.01 per share) was recorded in other operation and maintenance expense for settlement amounts paid in connection with the termination of Onondaga's steam supply agreement.

PaPUC Phase II Order (2000):

On December 20, 2000, the PaPUC issued a Phase II Order providing a final determination of Met-Ed's and Penelec's stranded cost recovery related to the divestiture of their generating assets. The net impact of the Phase II Order was a credit to income of $66.1 million pre-tax (Met-Ed $44.6 million; Penelec $21.5 million), or $40.8 million after-tax (Met-Ed $32 million; Penelec $8.8 million), or $0.34 per share, the major components of which are discussed below.

As a result of the sales of their generating facilities in 1999, Met-Ed and Penelec recognized a pension curtailment gain (per Statement of Financial Accounting Standards No. 88 (FAS 88), "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions"), associated with employees who were terminated from the companies at the time of the sale. This gain, which amounted to $50.5 million pre-tax (Met-Ed $26.2 million; Penelec $24.3 million), was deferred pending the outcome of the Phase II proceedings. Upon receipt of the Phase II Order, the deferred gain was recognized in income.

In their Phase II filings, Met-Ed and Penelec requested recovery of an additional $303.8 million (Met-Ed $226.3 million; Penelec $77.5 million) of stranded costs. The Phase II Order disallows recovery of $27.9 million (Met-Ed $16 million; Penelec $11.9 million) of this amount. However, Met-Ed and Penelec anticipated a disallowance of a portion of their stranded costs, and established a reserve of $24.9 million (Met-Ed $18.7 million; Penelec $6.2 million) in 1999. Therefore, in 2000, the remaining disallowance of $3 million pre-tax (Met-Ed $(2.7) million; Penelec $5.7 million) was (credited)/charged to income.

Met-Ed requested recovery of stranded costs associated with its leasehold interest in the Merrill Creek Reservoir project. The Phase II Order granted Met-Ed full recovery of these costs. Met-Ed had previously recorded liabilities which were reversed upon review of the Phase II Order. In addition, during the proceedings, certain estimates and assumptions used in calculating the lease expense were revised. The reversal of related liabilities and the changes in estimates and assumptions resulted in a credit to income of $13.8 million pre-tax.

The Phase II Order deferred a decision on Met-Ed's requested rate increase in 2006 for future consideration. The Order also requires Met-Ed and Penelec to seek a ruling from the Internal Revenue Service (IRS) approving the credit to ratepayers of unamortized investment tax credits and excess deferred income tax benefits associated with their divested generating stations, which were recognized in operating income in 1999. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income.

Generation Asset Divestiture (2000 and 1999):

GPU Energy companies

During 2000 and 1999, the GPU Energy companies completed the sales of substantially all their electric generating facilities. The PaPUC has made a final determination of Met-Ed's and Penelec's stranded cost recovery, as discussed above. The NJBPU, however, has deferred making a final determination of the net proceeds and stranded cost recovery related to JCP&L's generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In August 2000, JCP&L sold Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $10 million. As a result of the sale, a non-recurring gain of $16.5 million, or $0.13 per share, was recognized in income for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale. If JCP&L receives an IRS ruling that supports returning these tax benefits to ratepayers, JCP&L would then reduce its stranded costs by this amount and record a corresponding charge to income. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant and JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage cost (up to a maximum of $88 million), including the fuel reload, for the refueling outage completed in November 2000. Outage costs of approximately $88 million were incurred, and are presently being reviewed by GPU. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001. As discussed below, the Oyster Creek plant was written down to its fair market value in 1999.

In 1999, the GPU Energy companies sold TMI-1 to AmerGen for a total purchase price of approximately $100 million. The sale did not have a significant impact on 1999 earnings since TMI-1 had been written down to its fair market value in 1998, resulting in a loss of $528.3 million pre-tax (JCP&L $133.1 million; Met-Ed $270.7 million; Penelec $124.5 million), which was deferred as a regulatory asset.

Penelec sold its 50% interest in the Homer City Station to a subsidiary of Edison Mission Energy for approximately $900 million in 1999. As a result, Penelec recorded a pre-tax gain of $38.2 million ($22.6 million after-tax, or $0.18 per share) for the portion of the gain related to wholesale operations and deferred as a regulatory liability the remaining pre-tax gain of $590.7.

Penelec sold its 20% interest in the Seneca Pumped Storage Hydroelectric Generating Station to The Cleveland Electric Illuminating Company for $43 million in 1999. The sale resulted in a pre-tax gain of $2 million ($1.2 million after-tax, or $0.01 per share) for the portion of the gain related to wholesale operations and the deferral of the remaining pre-tax gain of $30.2 million as a regulatory liability.

In addition, during 1999 the GPU Energy companies completed the sales of their remaining fossil fuel and hydroelectric generating facilities to Sithe Energies (Sithe) for approximately $1.6 billion (JCP&L $416 million; Met-Ed $641 million; Penelec $558 million) (JCP&L's Forked River combustion turbines and 50% interest in Yards Creek, as well as Met-Ed's York Haven hydroelectric station, were not included in the sales). The sales resulted in a pre-tax gain of $22.9 million (Met-Ed $2.4 million; Penelec $20.5 million), or $13.4 million after-tax (Met-Ed $1.4 million; Penelec $12 million), or $0.11 per share, for the portion of the gain related to wholesale operations, and deferral of the remaining pre-tax gain of $706.5 million (Met-Ed $389.1 million; Penelec $317.4 million) as a regulatory liability.

GPU Power UK

Prior to GPU's purchase of the 50% of GPU Power UK it did not already own, GPU Power UK sold its electric supply business to National Power plc for approximately $300 million. As a result, in 1999 GPU recorded a pre-tax gain on the sale of $10.5 million ($6.8 million after-tax, or $0.05 per share).

JCP&L Restructuring Order (1999):

In 1999, the NJBPU issued a Summary Order regarding JCP&L's unbundling, stranded cost and restructuring filings. Accordingly, in 1999 JCP&L discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to its electric generation operations. The transmission and distribution operations of JCP&L continue to be subject to the provisions of FAS 71.

In 1999, JCP&L recorded a reduction in operating revenues of $115 million ($68 million after-tax, or $0.54 per share) relating to the Summary Order. This reduction reflects JCP&L's obligation to refund to customers 5% from rates in effect as of April 30, 1997. The refund will be made to customers from August 1, 2002 through July 31, 2003.

Since JCP&L is no longer subject to FAS 71 for the generation portion of its business, GPU performed an impairment test on Oyster Creek in accordance with FAS 121. Management determined that JCP&L's net investment in Oyster Creek, including plant, nuclear fuel and materials and supplies inventories, was impaired. This investment was written down by a total of $678 million pre-tax in 1999 to reflect the plant's fair market value. This impairment, which was recorded as an extraordinary deduction, was reversed and re-established as a regulatory asset since the NJBPU Summary Order provides for rate recovery.

Pennsylvania Restructuring Orders (1998):

In 1998, Met-Ed and Penelec received PaPUC Restructuring Orders which, among other things, essentially removed from regulation the costs associated with providing electric generation service to Pennsylvania consumers, effective January 1, 1999. Accordingly, in 1998 Met-Ed and Penelec discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to their electric generation operations. The transmission and distribution operations of Met-Ed and Penelec continue to be subject to the provisions of FAS 71.

As a result of the Restructuring Orders, Met-Ed and Penelec recorded a pre-tax extraordinary charge of $42.1 million (Met-Ed $11.5 million; Penelec $30.6 million), or $25.8 million after-tax (Met-Ed $6.8 million; Penelec $19 million), or $0.20 per share, and a pre-tax non-recurring charge of $68.5 million (Met-Ed $32.9 million; Penelec $35.6 million), or $40 million after-tax (Met-Ed $19.2 million; Penelec $20.8 million), or $0.32 per share, for customer refunds of 1998 revenues and for the establishment of a sustainable energy fund.

In accordance with FAS 121, impairment tests were performed and determined that the net investment in TMI-1 was impaired at December 31, 1998, resulting in a write-down of $518 million pre-tax (JCP&L $134 million; Met-Ed $257 million; Penelec $127 million) to reflect TMI-1's fair market value. Of the amount written down for TMI-1, $508 million (JCP&L $134 million; Met-Ed $255 million; Penelec $119 million) was deferred as a regulatory asset pending the outcome of the Phase II proceedings and $10 million (Met-Ed $2 million; Penelec $8 million) (the FERC jurisdictional portion) was charged to expense as an extraordinary item in 1998.

7. ACQUISITIONS

MYR Group Inc.

In April 2000, GPU, Inc. acquired MYR for approximately $217.5 million. The fair value of the assets acquired totaled approximately $154.6 million and the amount of liabilities assumed totaled approximately $99.7 million.

MYR, a suburban Chicago-based infrastructure construction services company, provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

The acquisition was partially financed through the issuance of GPU, Inc. short-term debt and was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $162.9 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Empresa Distribuidora Electrica Regional, S.A.

In March 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa) for US $375 million. The fair value of the assets acquired totaled approximately $320 million and the amount of liabilities assumed totaled approximately $153 million, including debt of $76 million. Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina.

The acquisition was financed through the issuance of commercial paper by GPU Capital, guaranteed by GPU, Inc., and a $50 million capital contribution from GPU, Inc.

The acquisition was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets by approximately $208 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Transmission Pipelines Australia

In June 1999, GPU Electric acquired Transmission Pipelines Australia (TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The fair value of the assets acquired totaled approximately US $704 million and the amount of liabilities assumed totaled approximately US $116 million.

The acquisition was financed through: (1) an A$750 million (approximately US $495 million) senior credit facility, which is non-recourse to GPU, Inc.; and (2) an equity contribution from GPU Capital of A$275 million (approximately US $180 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

The acquisition was accounted for under the purchase method. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $88 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Midlands Electricity plc (GPU Power UK)

In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon, which

owns GPU Power UK, for £452.5 million (approximately US $714 million). GPU and Cinergy had jointly formed Avon in 1996 to acquire GPU Power UK. The fair value of the assets acquired totaled approximately US $2.1 billion and the liabilities totaled approximately US $1.5 billion, including debt of US $1 billion.

GPU Electric financed the acquisition through a combination of equity and debt. The equity was funded from: (1) a US $250 million contribution from GPU, Inc., and (2) the issuance of US $50 million of commercial paper by GPU Capital, which is guaranteed by GPU, Inc. The debt has been provided through a two-year £245 million (approximately US $382 million) credit agreement entered into by EI UK Holdings, of which GPU, Inc. has guaranteed approximately US $100 million.

As a result of GPU's purchase of Cinergy's 50% ownership in GPU Power UK, effective in the third quarter of 1999, GPU began accounting for GPU Power UK as a consolidated entity, rather than under the equity method of accounting as was previously the practice. Consequently, Goodwill, net on the Consolidated Balance Sheet increased by approximately $1.8 billion in the third quarter of 1999. Of this amount, $1.7 billion relates to the previous 1996 acquisition of GPU Power UK by GPU and Cinergy and approximately $119 million represents goodwill resulting from GPU's purchase of Cinergy's 50% share of GPU Power UK. The goodwill is being amortized on a straight-line basis over 40 years.

Pro Forma Information (1999 Acquisitions)

The consolidated unaudited pro forma results of operations for 1999 and 1998 present information assuming Emdersa, GPU GasNet and the 50% of GPU Power UK (that GPU did not already own) were acquired January 1, 1998. The pro forma amounts include certain adjustments, primarily to recognize interest expense, amortization of goodwill and depreciation of assets having stepped-up bases, and are not necessarily indicative of the actual results that would have been realized had the acquisitions occurred on the assumed date of January 1, 1998, nor are they necessarily indicative of future results. The consolidated unaudited pro forma information is as follows for 1999 and 1998, respectively: operating revenues of $6 billion and $6.9 billion; income before extraordinary item of $493 million and $442 million; net income of $493 million and $416 million; basic and diluted earnings per share before extraordinary item of $3.94 and $3.47; and basic and diluted earnings per share of $3.94 and $3.27.

8. INCOME TAXES

As of December 31, 2000 and 1999, Regulatory assets, net on the Consolidated Balance Sheets reflected $301 million and $296 million, respectively, of Income taxes recoverable through future rates (primarily related to liberalized depreciation), and Income taxes refundable through future rates of $23 million and $28 million, respectively (related to unamortized ITC), substantially due to the recognition of amounts not previously recorded with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993, as follows:

	(in millions) 2000	1999
Income Taxes Recoverable Through Future Rates:		
JCP&L	$ 18	$ 2
Met-Ed	124	124
Penelec	159	170
Total	$301	$296

Income Taxes Refundable Through Future Rates:

JCP&L	$ 4	$ 14
Met-Ed	10	8
Penelec	9	6
Total	$ 23	$ 28

Summaries of the components of deferred taxes as of December 31, 2000 and 1999 are as follows:

GPU, Inc. and Subsidiary Companies:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Current:		
Unbilled revenue	$ 24	$ 12	Revenue taxes	$ 6	$ 5
Other	10	60	Deferred energy	3	3
Total	$ 34	$ 72	Total	$ 9	$ 8
Noncurrent:			Noncurrent:		
Unamortized ITC	$ 32	$ 36	Liberalized depreciation:		
Decommissioning	111	77	Previously flowed through	$ 205	$ 222
Above-market NUGs	725	798	Future revenue requirements	150	147
Customer transition charge	-	533	Subtotal	355	369
NUG Costs	62	-	Liberalized depreciation	552	659
Net gain on generation asset sales	184	499	Customer transition charge	795	1,451
Deferred foreign tax credits	145	137	Net loss on generation asset sales	292	218
Other	474	448	Market transition charge	100	-
Total	$1,733	$2,528	Decommissioning	116	-
			Purchase accounting basis difference	482	573
			Other	402	293
			Total	$3,094	$3,563

JCP&L:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Current:		
Unbilled revenue	$ 21	$ 2	Revenue taxes	$ 6	$ 5
			Deferred Energy	2	3
			Total	$ 8	$ 8
Noncurrent:			Noncurrent:		
Unamortized ITC	$ 13	$ 23	Liberalized depreciation:		
Decommissioning	15	31	Previously flowed through	$ 41	$ 35
Contributions in aid of construction	20	21	Future revenue		
Revenues subject					

to refund	47	47
Net gain on generation asset sales	93	73
Other	-	27
Total	$188	$222

requirements	33	29
Subtotal	74	64
Liberalized depreciation	261	368
Forked River	-	7
Net loss on generation asset sales	291	58
Market transition charge	100	-
Decommissioning	56	-
Other	84	74
Total	$866	$571

Met-Ed:

(in millions)

Deferred Tax Assets	2000	1999
Current:		
Unbilled revenue	$ 2	$ 3
Noncurrent:		
Unamortized ITC	$ 10	$ 8
Decommissioning	63	27
Above-market NUGs	296	303
Customer transition charge	-	150
Generation revenue requirements	24	24
Net gain on generation asset sales	2	161
Other	53	55
Total	$448	$738

Deferred Tax Liabilities	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 71	$ 81
Future revenue requirements	51	49
Subtotal	122	130
Liberalized depreciation	132	129
Customer transition charge	382	594
Net loss on generation asset sales	-	110
Decommissioning	62	-
Other	30	30
Total	$728	$993

Penelec:

(in millions)

Deferred Tax Assets	2000	1999
Current:		
Unbilled revenue	$ 2	$ 8
Noncurrent:		
Unamortized ITC	$ 9	$ 5
Decommissioning	35	19
Above-market NUGs	428	494
Customer transition charge	-	374
NUG Costs	83	-
Generation revenue requirements	23	23
Net gain on generation asset sales	89	264
Other	42	46

Deferred Tax Liabilities	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 92	$ 103
Future revenue requirements	66	69
Subtotal	158	172
Liberalized depreciation	158	155
Customer transition charge	412	856
Net loss on generation asset sales	-	51
Other	8	16

Total	$ 709	$1,225	Total	$ 736	$1,250

The reconciliations of net income to book income subject to tax and of the federal statutory rate to combined federal and state effective tax rates, are as follows:

GPU, Inc. and Subsidiary Companies:

	(in millions)		
	2000	1999	1998
Net income	**$234**	$459	$360
Preferred stock dividends	**7**	9	11
Loss on preferred stock reacquisition	**-**	2	-
Income tax expense	**182**	294	250
Book income subject to tax	**$423***	$764*	$621*
Federal statutory rate	**35%**	35%	35%
State tax, net of federal benefit	**9**	5	5
Amortization of ITC	**(4)**	(6)	(1)
Australian tax rate reduction	**(2)**	-	-
PowerNet sale	**8**	-	-
Other, net	**(3)**	4	1
Effective income tax rate	**43%**	38%	40%

* Includes pre-tax foreign operations income of $228 million, $331 million and $238 million, of which $15 million, $85 million and $88 million, respectively for 2000, 1999 and 1998, are included in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. For 2000, pre-tax foreign operations income excludes a loss of $372 million on sale of PowerNet.

JCP&L:

	(in millions)		
	2000	1999	1998
Net income	**$211**	$172	$222
Income tax expense	**120**	101	145
Book income subject to tax	**$331**	$273	$367
Federal statutory rate	**35%**	35%	35%
State tax, net of federal benefit	**7**	6	5
Amortization of ITC, net	**(4)**	(5)	-
Other, net	**(2)**	1	(1)
Effective income tax rate	**36%**	37%	39%

Met-Ed:

	(in millions)		
	2000	1999	1998
Net income	**$ 82**	$ 96	$ 51
Income tax expense	**44**	61	33
Book income subject to tax	**$126**	$157	$ 84
Federal statutory rate	**35%**	35%	35%
State tax, net of federal benefit	**6**	7	6
Amortization of ITC	**(1)**	(8)	(2)

Other, net	(5)	5	-
Effective income tax rate	35%	39%	39%

Penelec:

	(in millions)		
	2000	1999	1998
Net income	$ 39	$153	$ 40
Income tax expense	30	54	31
Book income subject to tax	$ 69	$207	$ 71
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	5	7	8
Amortization of ITC, net	(2)	(11)	-
Other, net	5	(5)	1
Effective income tax rate	43%	26%	44%

Federal and state income tax expense is comprised of the following:

GPU, Inc. and Subsidiary Companies:

	(in millions)		
	2000	1999	1998
Provisions for taxes currently payable:			
Domestic	$(174)	$ 775	$290
Foreign	34	60	22
Total provision for taxes	(140)	835	312
Deferred income taxes:			
Liberalized depreciation	(100)	(252)	2
Foreign deferred taxes	27	80	31
Unbilled revenues	6	19	-
Gain/(loss) on sale of property	395	(406)	-
Decommissioning	26	87	(19)
PA Restructuring (FAS 71)	-	61	(15)
Operating nonutility generators	(187)	-	-
Customer transition charge	124	-	-
Market transition charge	76	21	-
Nonutility generation contract buyout costs	(56)	(14)	(11)
Provision for rate refunds	-	(47)	(10)
OPEBs	-	2	(12)
Other	28	(45)	(19)
Deferred income taxes, net	339	(494)	(53)
Amortization of ITC, net	(17)	(47)	(9)
Income tax expense	$ 182	$ 294	$250

The foreign taxes in the above table for 2000, 1999 and 1998 include $5 million ($19 million Current; $(14) million Deferred), $53 million ($16 million Current; $37 million Deferred) and $27 million ($10 million Current; $17 million Deferred) in foreign tax expense which is netted in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. Included in the ITC Amortization is the recognition of $10 million and $36 million for 2000 and 1999, respectively of ITC benefit resulting from

the sale of generation plants.

JCP&L:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$(135)	$197	$187
Deferred income taxes:			
Liberalized depreciation	(106)	(49)	(11)
Decommissioning	62	22	(12)
Nonutility generation contract buyout costs	(20)	(19)	-
Provision for rate refund	-	(47)	-
Unbilled revenue	(3)	19	-
Gain/(loss) sale of property	226	(16)	-
Market transition charge	76	21	-
Other postemployment benefits	-	4	(5)
Gain/Loss on reacquired debt	-	-	3
New Jersey revenue tax	4	-	(2)
Deferral of energy costs	-	(1)	10
Abandonment loss - Forked River	-	(4)	(4)
Nuclear outage maintenance costs	34	3	3
Accretion income	-	-	4
Pension expense/VERP	-	(2)	(2)
Demand-side management	4	(7)	-
Global settlement	-	2	(8)
Gas site & investigation MGP insurance recovery	-	-	(8)
Other	(7)	(10)	(6)
Deferred income taxes, net	270	(84)	(38)
Amortization of ITC, net	(15)	(12)	(4)
Income tax expense	$ 120	$101	$145

Met-Ed:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$ 22	$140	$ 56
Deferred income taxes:			
Liberalized depreciation	3	(88)	5
Decommissioning	(31)	42	(5)
PA Restructuring (FAS 71)	-	30	15
Operating nonutility generators	(99)	-	-
Customer transition charge	118	-	-
Nonutility generation contract buyout costs	-	2	(9)
Provision for rate refund	-	-	(11)
Unbilled revenue	3	-	-
Gain/(loss) sale of property	49	(51)	-
Other postemployment benefits	-	-	(5)
Pension expense/VERP	(5)	-	(3)
Nuclear outage maintenance costs	-	3	(3)
Nonutility generation contract over collections	-	-	8
CTC NUG deferrals	-	-	(5)

Sustainable energy fund	-	-	(2)
Other	(15)	(5)	(6)
Deferred income taxes, net	23	(67)	(21)
Amortization of ITC, net	(1)	(12)	(2)
Income tax expense	$ 44	$ 61	$ 33

Penelec:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable	$ 15	$472	$ 47
Deferred income taxes:			
Liberalized depreciation	3	(114)	2
Decommissioning	(4)	23	(2)
PA Restructuring (FAS 71)	-	31	(11)
Operating nonutility generators	(89)	-	-
Customer transition charge	6	-	-
Nonutility generation contract buyout costs	(36)	3	(1)
Unbilled revenue	7	-	-
Gain/(loss) sale of property	120	(339)	-
Other postemployment benefits	-	(2)	(2)
Pension expense/VEIP	(4)	-	(2)
Nuclear outage maintenance costs	-	2	(1)
Nonutility generation contract over collections	-	-	6
CTC NUG deferrals	(15)	-	2
Sustainable energy fund	2	-	(3)
Other	26	1	(2)
Deferred income taxes, net	16	(395)	(14)
Amortization of ITC, net	(1)	(23)	(2)
Income tax expense	$ 30	$ 54	$ 31

The IRS has completed its examinations of GPU's federal income tax returns through 1995.

9. SUPPLEMENTARY INCOME STATEMENT INFORMATION

Maintenance expense and other taxes charged to operating expenses consisted of the following:

	(in millions) 2000	1999	1998
Maintenance:			
JCP&L	$ 79	$ 84	$ 91
Met-Ed	23	48	49
Penelec	31	54	62
Other	51	24	-
Total maintenance	$184	$210	$202

(in millions)

	2000	1999	1998
Other taxes:			
New Jersey Transitional Energy Facility Assessment	$ 48	$ 59	$ 67
Pennsylvania state gross receipts:			
Met-Ed	36	27	39
Penelec	37	27	40
Total	73	54	79
Real estate and personal property:			
JCP&L	4	5	9
Met-Ed	2	4	6
Penelec	1	6	8
Other	41	24	-
Total	48	39	23
Stamp taxes (U.K.)	-	6	-
Other:			
JCP&L	13	13	19
Met-Ed	6	9	13
Penelec	8	9	16
Other	25	2	2
Total	52	33	50
Total other taxes	$221	$191	$219

The cost of services rendered to the GPU Energy companies by their affiliates is as follows:

	(in millions)		
	2000	1999	1998
JCP&L:			
Cost of services rendered by GPUN	$211	$189	$182
Cost of services rendered by GPUS	253	322	26
Cost of services rendered by GPU Generation, Inc. (Genco)	-	69	51
Total	$464	$580	$259
Amount Charged to Income	$259	$393	$239

	(in millions)		
	2000	1999	1998
Met-Ed:			
Cost of services rendered by GPUN	$ 2	$102	$ 59
Cost of services rendered by GPUS	97	152	40
Cost of services rendered by Genco	-	96	108
Total	$ 99	$350	$207
Amount Charged to Income	$ 77	$264	$180

	(in millions)		
	2000	1999	1998
Penelec:			

Cost of services rendered by GPUN	$ 1	$ 51	$ 30
Cost of services rendered by GPUS	138	184	17
Cost of services rendered by Genco	-	102	163
Total	$139	$337	$210
Amount Charged to Income	$109	$259	$170

For the years 2000, 1999 and 1998, JCP&L purchased $14 million, $22 million and $26 million, respectively, of energy from a cogeneration project in which an affiliate has a 50% partnership interest.

10. EMPLOYEE BENEFITS

Pension Plans and Other Postretirement Benefits:

GPU maintains defined benefit pension plans covering substantially all employees. GPU also provides certain retiree health care and life insurance benefits for substantially all US employees who reach retirement age while working for GPU. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for the years ended December 31, 2000 and 1999, a statement of the funded status of the plans, the amounts recognized in the Consolidated Balance Sheets as of December 31, 2000 and 1999 and the weighted average assumptions used in the measurement of the benefit obligation. The pension benefit disclosure amounts for GPU, Inc. and Subsidiary Companies for the year 1999 reflect the acquisition of the remaining 50% of GPU Power UK by GPU in July of that year. Accordingly, the July 1999 benefit obligation and fair value of plan assets balances for GPU Power UK are shown next to the line items entitled "Acquisitions" and the post-acquisition amounts occurring in the second half of 1999 are included in the tables.

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
GPU, Inc. and Subsidiary Companies				
Change in benefit obligation:				
Benefit obligation at January 1:	$3,157.8	$1,897.0	$737.1	$790.5
Acquisitions	-	1,502.5	-	-
Service cost	37.0	46.2	11.4	15.9
Interest cost	201.8	158.0	53.9	52.2
Plan amendments	-	2.5	8.2	-
Actuarial (gain)/loss and other items	(102.3)	(182.8)	(57.8)	(36.9)
Currency exchange	(104.9)	(4.0)	-	-
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Curtailments and settlements	(18.9)	(139.4)	(5.7)	(44.8)
Termination benefits	27.1	48.8	-	-
Benefit obligation at December 31:	$2,992.2	$3,157.8	$709.9	$737.1
Change in plan assets:				
Fair value of plan assets				

at January 1:	$4,343.4	$2,258.8	$543.3	$507.1
Acquisitions	-	1,710.2	-	-
Actual return on plan assets	(172.4)	579.4	(7.2)	61.0
Employer contributions	1.4	1.8	11.2	15.0
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Currency exchange	(117.5)	(5.8)	-	-
Settlement and other items	(35.4)	(30.0)	-	-
Fair value of plan assets at December 31:	$3,814.1	$4,343.4	$510.1	$543.3
Funded Status:				
Funded status at December 31:	$ 821.9	$1,185.6	$(199.8)	$(193.8)
Unrecognized net actuarial (gain)/loss	(575.1)	(953.0)	(61.7)	(54.2)
Unrecognized prior service cost	19.4	21.5	15.2	2.9
Unrecognized net transition (asset)/obligation	(0.9)	(1.4)	111.8	143.3
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Prepaid benefit cost	$ 286.0	$ 297.2	$ -	$ 24.2
Accrued benefit liability	(28.5)	(45.3)	(134.5)	(126.0)
Intangible asset	1.6	0.8	-	-
Accumulated other comprehensive income	2.6	-	-	-
Deferred income taxes	3.6	-	-	-
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
JCP&L				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 4.9	$ 509.7	$ 0.5	$198.2
Transfer to GPUS	-	(502.4)	-	(197.7)
Service cost	0.5	0.1	-	-
Interest cost	1.5	0.4	-	-
Actuarial (gain)/loss	(1.7)	(2.8)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 5.1	$ 4.9	$ 0.5	$ 0.5
Change in plan assets:				
Fair value of plan assets at January 1:	$ 6.2	$ 639.9	$ 0.1	$137.0
Transfer to GPUS	-	(634.4)	-	(136.9)
Actual return on plan assets	(0.1)	0.8	-	-
Benefits paid	(0.1)	(0.1)	-	-

Change in allocations	(2.6)	-	-	-
Fair value of plan assets at December 31:	$ 3.4	$ 6.2	$ 0.1	$ 0.1
Funded Status:				
Funded status at December 31:	$ (1.7)	$ 1.3	$ (0.4)	$ (0.4)
Unrecognized net actuarial (gain)/loss	(0.1)	(3.2)	0.2	(0.2)
Unrecognized net transition (asset)/obligation	0.1	0.1	0.1	0.1
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.8)	$ (1.9)	$ (0.1)	$ (0.5)
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Met-Ed				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 10.3	$ 377.9	$ 1.9	$ 163.0
Transfer to GPUS	--	(367.9)	-	(160.8)
Service cost	0.2	0.2	0.1	0.1
Interest cost	0.8	0.5	0.2	0.2
Plan amendments	--	-	0.1	-
Actuarial (gain)/loss	(1.0)	(0.2)	(0.3)	(0.6)
Benefits paid	(0.1)	(0.2)	-	-
Benefit obligation at December 31:	$ 10.2	$ 10.3	$ 2.0	$ 1.9
Change in plan assets:				
Fair value of plan assets at January 1:	$ 9.0	$ 428.3	$ 0.6	$ 62.4
Transfer to GPUS	-	(420.2)	-	(61.9)
Actual return on plan assets	(0.4)	1.1	-	0.1
Benefits paid	(0.1)	(0.2)	-	-
Change in allocations	3.0	-	(0.1)	-
Fair value of plan assets at December 31:	$ 1.5	$ 9.0	$ 0.5	$ 0.6
Funded Status:				
Funded status at December 31:	$ 1.3	$ (1.3)	$ (1.5)	$ (1.3)
Unrecognized net actuarial (gain)/loss	(2.2)	0.4	0.8	0.7
Unrecognized net transition (asset)/obligation	-	-	0.3	0.3

Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Penelec				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 3.0	$ 419.7	$ -	$ -
Transfer to GPUS	-	(416.1)	-	-
Interest cost	0.2	0.2	-	-
Actuarial (gain)/loss	0.1	(0.7)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 3.2	$ 3.0	$ -	$ -
Change in plan assets:				
Fair value of plan assets at January 1:	$ 1.9	$ 535.2	$ -	$ -
Transfer to GPUS	-	(533.5)	-	-
Actual return on plan assets	(0.1)	0.3	-	-
Benefits paid	(0.1)	(0.1)	-	-
Change in allocations	(0.1)	-	-	-
Fair value of plan assets at December 31:	$ 1.6	$ 1.9	$ -	$ -
Funded Status:				
Funded status at December 31:	$ (1.6)	$ (1.1)	$ -	$ -
Unrecognized net actuarial (gain)/loss	0.6	0.1	-	-
Unrecognized net transition obligation	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.0)	$ (1.0)	$ -	$ -
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -

Weighted average assumptions

as of December 31 for GPU, Inc. and Subsidiary Companies:				
Discount rate	7.1%	7.0%	7.5%	7.5%
Expected return on plan assets	8.5%	8.1%	9.25%	8.5%
Rate of compensation increase	4.7%	4.7%	-	-
Weighted average assumptions as of December 31 for JCP&L, Met-Ed and Penelec:				
Discount rate	7.5%	7.5%	7.5%	7.5%
Expected return on plan assets	9.25%	8.5%	9.25%	8.5%
Rate of compensation increase	-	4.5%	-	-

The following tables provide the components of net periodic pension and other postretirement benefit costs. As previously discussed, the 1999 net periodic pension cost for GPU, Inc. and Subsidiary Companies reflects post-acquisition amounts related to GPU Power UK for the second half of the year.

Pension Plans:

GPU, Inc. and Subsidiary Companies (in millions)	2000	1999	1998
Service cost	$ 37.0	$ 46.2	$ 36.1
Interest cost	201.8	158.0	121.6
Expected return on plan assets	(273.9)	(198.0)	(140.1)
Amortization of transition (asset)/obligation	(0.5)	(0.5)	(0.5)
Other amortization	(12.0)	2.1	1.1
Net periodic pension cost	$ (47.6)	$ 7.8	$ 18.2

JCP&L (in millions)	2000	1999	1998
Service cost	$ 0.5	$ 0.1	$ 7.2
Interest cost	1.5	0.4	33.7
Expected return on plan assets	(2.2)	(0.3)	(39.6)
Amortization of transition (asset)/obligation	-	-	(0.3)
Other amortization	(0.3)	-	0.6
Net periodic pension cost	$ (0.5)	$ 0.2	$ 1.6

Met-Ed (in millions)	2000	1999	1998
Service cost	$ 0.2	$ 0.2	$ 6.3
Interest cost	0.8	0.5	23.4
Expected return on plan assets	(0.9)	(0.5)	(25.4)
Amortization of transition (asset)/obligation	-	-	(0.1)
Other amortization	-	-	0.4
Net periodic pension cost	$ 0.1	$ 0.2	$ 4.6

(in millions)

Penelec	2000	1999	1998
Service cost	$ -	$ -	$ 4.1
Interest cost	0.2	0.2	27.2
Expected return on plan assets	(0.1)	(0.1)	(33.1)
Amortization of transition (asset)/obligation	-	-	0.3
Other amortization	-	-	0.4
Net periodic pension cost	$ 0.1	$ 0.1	$ (1.1)

In 2000, the effects of lower than expected salary increases and the GPU PowerNet divestiture resulted in decreases in the benefit obligation as of December 31, 2000 of $30 million and $36 million, respectively. No significant portions of these amounts relate to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the discount rate assumption for the US pension plans from 6.75% to 7.5% resulted in a $162 million (JCP&L $0.5 million; Met-Ed $1.0 million; Penelec $0.3 million; Other $160.2 million) decrease in the benefit obligation as of December 31, 1999.

The above net periodic pension cost amount for 2000 excludes pre-tax charges of $9 million related to JCP&L, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. The above net periodic pension cost amount for 1999 excludes pre-tax credits of $31 million, of which $30 million was deferred for return to customers, resulting from employee terminations related to generation asset divestiture. No portion of these amounts relate to JCP&L, Met-Ed or Penelec. The above net periodic pension cost amount for 1998 excludes pre-tax charges of $30 million (JCP&L $8 million; Met-Ed $11 million; Penelec $9 million; Other $2 million), of which $22 million (JCP&L $6 million; Met-Ed $9 million; Penelec $7 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

Other Postretirement Benefits:

	(in millions)		
GPU, Inc. and Subsidiary Companies	2000	1999	1998
Service cost	$ 11.4	$ 15.9	$ 16.4
Interest cost	53.9	52.2	54.4
Expected return on plan assets	(41.8)	(37.5)	(29.5)
Amortization of transition (asset)/obligation	10.8	14.6	15.8
Other amortization	(0.8)	1.6	5.0
Net periodic postretirement benefit cost	$ 33.5	$ 46.8	$ 62.1

	(in millions)		
JCP&L	2000	1999	1998
Service cost	$ -	$ -	$ 2.9
Interest cost	-	-	13.9
Expected return on plan assets	-	-	(7.3)
Amortization of transition obligation	-	-	4.4
Other amortization	-	-	0.7
Net periodic postretirement benefit cost	$ -	$ -	$ 14.6

Met-Ed (in millions)	2000	1999	1998
Service cost	$ 0.1	$ 0.1	$ 2.9
Interest cost	0.2	0.2	11.2
Expected return on plan assets	(0.1)	-	(3.9)
Amortization of transition obligation	-	-	3.1
Other amortization	-	-	1.7
Net periodic postretirement benefit cost	$ 0.2	$ 0.3	$ 15.0

Penelec (in millions)	2000	1999	1998
Service cost	$ -	$ -	$ 2.0
Interest cost	-	-	15.1
Expected return on plan assets	-	-	(8.9)
Amortization of transition obligation	-	-	4.8
Other amortization	-	-	1.4
Net periodic postretirement benefit cost	$ -	$ -	$ 14.4

In 2000, lower than expected claims experience resulted in a $32 million decrease in the benefit obligation as of December 31, 2000. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the assumption associated with medical inflation rates was partially offset by the effect of increasing the discount rate assumption from 6.75% to 7.5% and resulted in a $45 million increase in the benefit obligation as of December 31, 1999. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. The benefit obligation was determined by application of the terms of the medical and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health-care cost trend rates of 9.5% for those not eligible for Medicare and 10.5% for those eligible for Medicare, then decreasing gradually to 6% in 2009 and thereafter. These costs also reflect the implementation of an annual cost-cap of 6% for individuals who retire after December 31, 1995 and reach age 65. The effect of a 1% change in these assumed cost trend rates would increase or decrease the benefit obligation by $36.9 million or $36.6 million, respectively. In addition, such a 1% change would increase or decrease the aggregate service and interest cost components of net periodic postretirement health-care cost by $3.4 million or $3.3 million, respectively. No significant portion of the effect of such a 1% change relates to JCP&L, Met-Ed or Penelec.

The above net periodic postretirement benefit cost amount for 2000 excludes pre-tax charges of $7 million, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1999 excludes pre-tax charges of $3 million, which were deferred pending future rate recovery, resulting from employee terminations related to generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1998 excludes pre-tax charges of $20 million (JCP&L $6 million; Met-Ed $6 million; Penelec $7 million; Other $1 million), of which $12 million (JCP&L $3 million; Met-Ed $5 million; Penelec $4 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

In JCP&L's 1993 base rate proceeding, the NJBPU allowed JCP&L to collect $3 million

annually for incremental postretirement benefit costs, charged to expense, and recognized as a result of FAS 106. Based on the final order, and in accordance with EITF Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated Enterprises," JCP&L has deferred the amounts above that level. A 1997 Stipulation of Final Settlement (Final Settlement) allows JCP&L to recover and amortize the deferred balance at December 31, 1997 over a fifteen-year period. In addition, the Final Settlement allows JCP&L to recover current amounts accrued pursuant to FAS 106, including amortization of the transition obligation. Met-Ed has deferred the incremental postretirement benefit costs associated with the adoption of FAS 106 and in accordance with EITF Issue 92-12, as authorized by the PaPUC in its 1993 base rate order. In accordance with EITF Issue 92-12, effective January 1998, Met-Ed has ceased deferring these costs. The approximately one-third generation-related portion of the deferred balance at December 31, 1997 is to be recovered in rates over a twelve-year period pursuant to the PaPUC's Restructuring Orders. The remaining two-thirds for the transmission and distribution-related portion is to be amortized over a fourteen-year period beginning January 1999, pursuant to the Restructuring Orders. In 1994, Penelec determined that its FAS 106 costs, including costs deferred since January 1993, were not probable of recovery and charged those deferred costs to expense.

Certain employees of MYR are covered by union-sponsored collectively bargained defined benefit plans. Expenses for these plans amounted to approximately $26 million, $27 million and $26 million in 2000, 1999 and 1998, respectively, as determined in accordance with negotiated labor contracts.

Savings Plans:

GPU also maintains savings plans for substantially all US employees. These plans provide for employee contributions up to specified limits and various levels of employer matching contributions. The matching contributions for GPU were as follows:

	(in millions)		
Company	2000	1999	1998
JCP&L	**$ 0.1**	$ 0.1	$ 2.8
Met-Ed	**0.1**	0.1	3.4
Penelec	**-**	-	1.6
Other	**10.8**	13.8	5.8
Total	**$11.0**	$14.0	$13.6

11. LEASES

GPU Energy companies

Capital lease obligations at December 31, 2000 and 1999 totaled $2 million and $48 million (consisting primarily of Oyster Creek nuclear fuel, as discussed below), respectively.

Prior to the sales of TMI-1 and Oyster Creek to AmerGen in December 1999 and August 2000, respectively, the GPU Energy companies had nuclear fuel lease agreements with nonaffiliated fuel trusts for the plant. Upon the sales of TMI-1 and Oyster Creek, the related fuel leases were terminated and all outstanding amounts due under the related credit facilities were paid. Lease expense consists of an amount designed to amortize the cost of the nuclear fuel as consumed plus interest costs. For the years ended December 31, 2000, 1999 and 1998, these amounts were as follows:

	(in millions)		
Company	2000	1999	1998

JCP&L	$ 13	$ 34	$ 30
Met-Ed	-	13	16
Penelec	-	6	8
Total	$ 13	$ 53	$ 54

Met-Ed and JCP&L have sold and leased back a portion of their respective ownership interests in the Merrill Creek Reservoir project. The annual minimum lease payments under these operating leases, which have remaining terms of 32 years, range from approximately $3.6 million to $6.7 million (Met-Ed $1.6 million to $2.9 million; JCP&L $2 million to $3.8 million) over the next five years, net of reimbursements from sub-lessees. JCP&L is recovering its Merrill Creek lease payments, net of reimbursements, through distribution rates. Met-Ed's Merrill Creek lease payments were offset against the actual net divestiture proceeds received from the 1999 sales of its generation assets.

GPU, Inc.

A subsidiary of GPUI sold and leased back the Lake electric cogeneration facility for an initial term of eleven years, expiring in August 2004, for which GPU, Inc. has guaranteed payments of up to $8.1 million. Although GPU, Inc. sold GPUI (including Lake) in 2000, GPU, Inc. has remained on the guaranty, and has obtained an indemnity from Aquila's parent. In addition, a 20-year site lease was entered into for the Lake facility expiring in 2013. Prior to its sale to Aquila, GPUI accounted for these leases as operating leases and GPU's related rent expense for 2000 and 1999 totaled $11.3 million and $12.3 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

PENDING MERGER OF FIRSTENERGY CORP. AND GPU

On August 8, 2000, GPU, Inc. entered into an agreement to merge with FirstEnergy, an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock.

Under the agreement, GPU stockholders would receive $36.50 for each share of GPU common stock they own, payable in cash or the equivalent of $36.50 per share in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU stockholder would be able to elect the form of consideration, subject to proration so that the aggregate consideration to all GPU stockholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU stockholder's share converted into FirstEnergy common stock would be exchanged for not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading date prior to the merger closing.

The merger has been approved by the Boards of Directors and stockholders of GPU, Inc. and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the merger (including the receipt of all necessary regulatory approvals, provided that such approvals will not impose terms and conditions that would reasonably be expected to result in a "material adverse effect," as defined in the merger agreement, on the combined company, and there being no "material adverse effect" on either GPU or FirstEnergy since June 30, 2000 or March 31, 2000, respectively), are fulfilled or waived. Relevant factors would include the nature of any order issued by the regulatory authorities, the financial and business conditions of each company, and whether, and the extent by which, any developments relate to general economic conditions. In testimony

before the PaPUC, FirstEnergy stated that FirstEnergy will carefully review the PaPUC's action with respect to GPU's requested PLR relief on the financial condition of GPU to determine whether the consequences would have a "material adverse effect" on GPU or the combined company. The receipt of all necessary regulatory approvals is expected to take approximately nine to twelve months from the date of the merger agreement. There can be no assurance as to the outcome of these matters.

COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

Stranded Costs and Regulatory Restructuring Orders:

With the transition to a competitive marketplace for generation service in New Jersey and Pennsylvania, certain generation-related costs, which generally would be recoverable in a regulated environment, may no longer be recoverable. These costs are generally referred to as stranded costs.

In 1999, the NJBPU issued a Summary Order with respect to JCP&L's rate unbundling, stranded cost and restructuring filings. JCP&L is awaiting a final NJBPU order. The Summary Order provides for, among other things, full recovery of what otherwise would have become stranded costs, as well as customer choice of electric generation supplier beginning August 1, 1999 and rate reductions for all consumers. In addition, the NJBPU issued separate Orders approving the sales of JCP&L's generating assets; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to the generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In 1998, the PaPUC issued amended Restructuring Orders approving Settlement Agreements entered into by Met-Ed and Penelec which, among other things, provide for customer choice of electric generation supplier beginning January 1, 1999 and a one-year (1999) reduction in retail distribution rates for all consumers. The Orders also provide for recovery of a substantial portion of what otherwise would have become stranded costs, subject to Phase II proceedings following the completion of Met-Ed's and Penelec's generating asset divestitures, to make a final determination of the extent of that stranded cost recovery. In 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC supporting their actual net divestiture proceeds and providing a reconciliation of stranded costs pursuant to the 1998 Restructuring Orders.

On December 20, 2000, the PaPUC issued a Phase II Order which disallows $28 million (Met-Ed $16 million; Penelec $12 million) of the requested $304 million (Met-Ed $226 million; Penelec $78 million) of additional stranded costs above those amounts granted in the 1998 Orders. Met-Ed and Penelec had anticipated a disallowance of a portion of stranded costs, and established a $25 million pre-tax (Met-Ed $19 million; Penelec $6 million) reserve in 1999. In addition, as a result of the Phase II Order, Met-Ed and Penelec recognized pre-tax income of $66 million (Met-Ed $45 million; Penelec $21 million) due primarily to pension curtailment gains associated with employees terminated as a result of the sale of generating facilities in 1999, and the reversal of certain liabilities and changes in estimates and assumptions related to Met-Ed's leasehold interest in the Merrill Creek Reservoir project. The Phase II Order also deferred a decision on Met-Ed's requested increase in rates, beginning in 2006, for recovery of Met-Ed's generation-related stranded costs. In addition, the Order requires Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

Supply of Electricity:

As a result of the NJBPU's and the PaPUC's Restructuring Orders, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially exited the generation business and will have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases, there will be increased risks associated with supplying that electricity. JCP&L is permitted to defer for future recovery the amount by which its reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers exceed amounts currently reflected in its rates for basic generation service. Met-Ed and Penelec, however, are unable to recover energy costs in excess of their established rate caps, which are in effect for varying periods.

During 2000, market prices at which Met-Ed and Penelec were required to purchase electricity for their retail supply customers at times substantially exceeded the amounts Met-Ed and Penelec were allowed to charge for that electricity under their capped generation rates. This situation has resulted in a substantial loss of earnings for Met-Ed and Penelec in 2000, especially during the peak Summer months, and this condition is expected to continue so long as wholesale energy prices remain high, and Met-Ed and Penelec are not granted regulatory relief.

Given this situation, on November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking permission to defer for future recovery their energy costs in excess of established generation rate caps. Various parties to the proceeding filed motions to dismiss the petition On January 19, 2001, Met-Ed and Penelec made a further request that they be permitted to implement their proposed deferral mechanism pending the PaPUC's final action on their petition. On January 24, 2001, the PaPUC denied, without prejudice, the motions to dismiss Met-Ed's and Penelec's petition and recommended that the companies provide support for a rate cap exception based on the criteria in the Customer Choice and Competition Act. In addition, the PaPUC consolidated the petition with the GPU/FirstEnergy merger proceeding for consideration and resolution in accord with the merger procedural schedule, which establishes a May 2001 date for a PaPUC order in both cases. In February 2001, Met-Ed and Penelec filed a supplement to their petition and supporting testimony which they believe establish that the PaPUC should grant them exceptions to their rate caps. In addition, Met-Ed and Penelec stated that as an alternative to the deferral mechanism they previously proposed, the circumstances would warrant an immediate increase in their present rate caps. There can be no assurance regarding the degree, if any, to which Met-Ed and Penelec may be able to recover their costs to supply electricity in excess of amounts currently reflected in their capped rates.

Generation Agreements:

The evolving competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years), with any residual needs then being purchased from the short-term market (one hour to one month).

The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy through 2004. Payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $1.2 billion in 2001, $265 million in 2002, $92 million in 2003 and $5 million in 2004.

Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies were required to enter into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 20 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The following table shows actual payments from 1998 through 2000, and estimated payments thereafter through 2005:

Payments Under NUG Agreements
(in millions)

	Total	JCP&L	Met-Ed	Penelec
1998	$788	$403	$174	$211
1999	774	388	167	219
2000	734	364	153	217
2001	775	438	145	192
2002	804	466	148	190
2003	813	465	153	195
2004	816	458	157	201
2005	798	443	160	195

The NJBPU Summary Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs); and the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. At December 31, 2000, the GPU Energy companies have recorded, on a present value basis, a total estimated liability of $3.3 billion (JCP&L $1.7 billion; Met-Ed $0.7 billion; Penelec $0.9 billion) on the Consolidated Balance Sheet for above-market NUG costs which is offset by corresponding regulatory assets. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements. There can be no assurance as to the extent to which these efforts will be successful.

In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the MTC, but has not altered the interim nature of such recovery, pending a final decision by the NJBPU. There can be no assurance as to the outcome of this matter.

ACCOUNTING MATTERS

JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101," with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continues to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the December 31, 2000 and December 31, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

(in thousands)

GPU, Inc. and Subsidiaries	2000	1999
Market transition charge (MTC) / basic generation service	$2,732,926	$2,397,071
Competitive transition charge (CTC)	1,680,484	1,709,258
Income taxes recoverable through future rates, net	263,942	280,268
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Three Mile Island Unit 2 (TMI-2) decommissioning costs	60,362	100,794
Above-market deferred NUG costs	(178,573)	(252,348)
Other, net	21,717	67,420
Total regulatory assets, net	$5,033,004	$4,716,246

JCP&L	(in thousands) 2000	1999
MTC / basic generation service	$2,732,926	$2,397,071
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Total regulatory assets, net	$3,185,072	$2,810,854

Met-Ed	(in thousands) 2000	1999
CTC	$1,048,211	$ 999,623
Income taxes recoverable through future rates, net	114,543	115,713
TMI-2 decommissioning costs	27,610	65,455
Above-market NUG deferral costs	8,485	545
Other, net	29,132	51,529
Total regulatory assets, net	$1,227,981	$1,232,865

Penelec	(in thousands) 2000	1999
CTC	$ 632,273	$ 709,635
Income taxes recoverable through future rates, net	149,399	164,555
TMI-2 decommissioning costs	32,752	35,339
Above-market NUG deferral costs	(187,058)	(252,893)
Other, net	(7,415)	15,891
Total regulatory assets, net	$ 619,951	$ 672,527

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133" (collectively, FAS 133), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FAS 133 (as amended) provides an exemption for certain contracts that qualify as normal purchases and

sales. To qualify for this exclusion, certain criteria must be met, including that it must be probable that the contract will result in physical delivery. GPU adopted FAS 133 on January 1, 2001.

GPU's use of derivative instruments is intended to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies. GPU does not intend to hold or issue derivative instruments for trading purposes. GPU enters into fixed-price contracts for future purchases of electricity and natural gas with individual counterparties or through traded exchanges. The majority of these commodity contracts entered into by GPU are considered "normal purchases," as defined by FAS 133, and, therefore, are excluded from the statement's scope. Commodity contracts accounted for as derivatives under FAS 133 are designated as cash flow hedges of the underlying commodity purchases, to the extent they qualify for such treatment. FAS 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of Other Comprehensive Income, net of tax. GPU also enters into third party energy option contracts. These derivative instruments are accounted for as cash flow hedges of the underlying commodity purchases, to the extent they are effective hedges. Upon adoption of this statement at January 1, 2001, the impact of FAS 133 as it relates to forward, futures and option contracts was immaterial to GPU's earnings or financial position.

To hedge against high transmission rates along certain routes during periods of high congestion, GPU enters into fixed transmission rights (FTRs) agreements. Upon adoption of FAS 133 at January 1, 2001, the impact of this statement as it relates to FTRs was immaterial to GPU's earnings or financial position.

GPU uses various types of interest rate swaps to convert floating-rate loans to fixed rates. These instruments are accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of this statement on January 1, 2001, derivative liabilities of approximately $7 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $4.5 million) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, of $5 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $2.5 million) to Accumulated other comprehensive income and a $2 million (GPU Electric) charge to income.

GPU uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings. These instruments will be accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of FAS 133 on January 1, 2001, derivative assets of approximately $54 million (GPU Power UK) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, to Accumulated other comprehensive income.

NUCLEAR FACILITIES

Investments:

In December 1999, the GPU Energy companies sold TMI-1 to AmerGen for approximately $100 million. In August 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sales, AmerGen has assumed full responsibility for decommissioning the plants, and the GPU Energy companies have transferred $320 million and $430 million of TMI-1 and Oyster Creek decommissioning trust funds, respectively, to AmerGen. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%, respectively. JCP&L's net investment in TMI-2 as of December 31, 2000 and December 31, 1999 was $55 million and $61 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed's and Penelec's

remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:

As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions for review filed by GPU, Inc., the GPU Energy companies and the plaintiffs.

In September 2000, the defendants filed a Motion for Summary Judgment in the District Court. Meanwhile, the plaintiffs have taken an interlocutory appeal to the Third Circuit seeking review of the District Court's determination that the remaining plaintiffs should be allowed to advance causation theories based only on the admissible evidence of record at the close of discovery in the case.

Oral arguments on the plaintiffs' appeal were held in January, 2001. There can be no assurance as to the outcome of this litigation.

GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.

NUCLEAR PLANT RETIREMENT COSTS

Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

In 1995, a consultant performed a site-specific study of TMI-2 that considered various decommissioning methods and estimated the cost of decommissioning the radiological portion and the cost of removal of the nonradiological portion of the plant, using the prompt removal/dismantlement method. Management has reviewed the methodology and assumptions used in this study, is in agreement with them, and believes the results are reasonable. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The retirement cost estimate under the 1995 site-specific study, assuming decommissioning of TMI-2 in 2014, is $450 million for radiological decommissioning and $36 million for non-radiological removal costs (net of $12.6 million spent as of December 31, 2000)(in 2000 dollars).

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring TMI-2 may be different from the cost estimate contained in this site-specific study. Also, the cost estimate contained in this site-specific study is significantly greater than the decommissioning funding targets established by the NRC.

The estimated liability for future TMI-2 retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of December 31, 2000 and December 31, 1999 is $515 million (JCP&L $129 million; Met-Ed $257 million; Penelec $129 million) and $497 million (JCP&L $124 million; Met-Ed $249 million; Penelec $124 million), respectively. This liability is based upon the 1995 site-specific study estimate (in 2000 and 1999 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) and $27 million (JCP&L $7 million; Met-Ed $13 million; Penelec $7 million) as of December 31, 2000 and December 31, 1999, respectively, as a result of TMI-2 entering long-term monitored storage in 1993.

Offsetting the $515 million liability as of December 31, 2000 is $127 million (JCP&L $15 million; Met-Ed $93 million; Penelec $19 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheet, and $374 million (JCP&L $115 million; Met-Ed $161 million; Penelec $98 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheet.

The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995

site-specific study estimate. In addition, JCP&L is recovering a portion of its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC; however, Penelec has recovered these costs through the divestiture of its generating assets. The 1996 Customer Choice Act also allows Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC for future recovery.

As of December 31, 2000, the accident-related portion of TMI-2 radiological decommissioning costs is estimated to be $80 million (JCP&L $20 million; Met-Ed $40 million; Penelec $20 million), which is based on the 1995 site-specific study (in 2000 dollars). In connection with rate case resolutions, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts for their respective shares of the accident-related portion of the decommissioning liability in amounts of $15 million, $40 million and $20 million, respectively. These contributions were not recoverable from customers and were expensed in 1990, in the case of JCP&L, and in 1991 for Met-Ed and Penelec.

The GPU Energy companies intend to seek recovery for any increases in TMI-2 retirement costs, but recognize that recovery cannot be assured.

Prior to September 2000, increases in the accident-related portion of Met-Ed's and Penelec's TMI-2 decommissioning liability were charged to expense, in amounts totaling $23.2 million (Met-Ed $15.4 million; Penelec $7.8 million) through August 2000. Likewise, through August 2000, earnings on Met-Ed's and Penelec's contributions to external trusts, in amounts totaling $34.9 million (Met-Ed $23.3 million; Penelec $11.6 million), were taken to income, and the related unrealized gains and losses were accrued to Accumulated other comprehensive income on the Consolidated Balance Sheet.

During the course of ongoing regulatory proceedings in Pennsylvania, Met-Ed and Penelec determined, in the third quarter 2000, that a portion of their regulatory assets for TMI-2 decommissioning previously regarded as probable of recovery in rates, are now no longer deemed probable of recovery. As a result, in the third quarter 2000, Met-Ed and Penelec charged to income $11.7 million (Met-Ed $7.9 million; Penelec $3.8 million) pre-tax for the write-down of their respective regulatory assets for TMI-2 decommissioning, representing the net realized gain they previously recorded on the accident-related portion of the TMI-2 decommissioning trust. Furthermore, the unrealized gains or losses associated with the accident-related portion of the TMI-2 decommissioning trust (previously recorded in Accumulated other comprehensive income) were transferred to Regulatory assets, net on the Consolidated Balance Sheet, and will no longer be recorded in Accumulated other comprehensive income.

The GPU Energy companies own all of the common stock of the Saxton Nuclear Experimental Corporation, which owns a small demonstration nuclear reactor. Decommissioning of the plant is expected to be completed in 2002. In December 2000, based on new estimates to complete the decommissioning of the plant, the decommissioning liability was increased by $13 million, to $52 million (JCP&L $23 million; Met-Ed $17 million; Penelec $12 million) as of December 31, 2000. The GPU Energy companies do not believe this increase is probable of recovery, and have charged the entire amount to expense.

INSURANCE

GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy. There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured,

unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million.

The Price-Anderson Act limits an owner's liability to third parties resulting from a nuclear incident to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Although TMI-2 is exempt from retrospective premium assessments, the plant is still covered by the provisions of the Price-Anderson Act. In addition, the GPU Energy companies are subject to other retrospective premium assessments related to policies applicable to TMI-1 prior to its sale to AmerGen.

ENVIRONMENTAL MATTERS

As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 11 hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site).

JCP&L	MET-ED	PENELEC	GPUN	GPU, INC.	TOTAL
7	4	2	1	1	11

In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of December 31, 2000, a liability of approximately $6 million (JCP&L $2.2 million; Met-Ed $0.6 million; Penelec $0.2 million; other $3 million) was recorded for PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

In 1997, the EPA filed a complaint against GPU, Inc. in the US District Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization

proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity, was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. Chesapeake is currently performing the cleanup at the Site. According to the complaint, the EPA is seeking (1) enforcement of the Order against GPU; (2) recovery of its past response costs; (3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. The EPA has stated that it has incurred approximately $1.1 million of past response costs as of December 31, 2000. Chesapeake claims to have spent approximately $10 million in connection with remediation of the site. The EPA has more recently estimated the cost of ground water remediation to be on the order of $6 million. Consultants to Chesapeake have estimated the remaining remediation ground water costs to be approximately $12 million to $19 million. In accordance with its penalty policy, and in discussions with GPU, the EPA has demanded penalties calculated at a daily rate of $8,800, rather than the statutory maximum of $27,500 per day. As of December 31, 2000, if the statutory maximum were applied, the total amount of penalties would be approximately $44 million. GPU believes that it has meritorious defenses to the imposition of penalties, or that if a penalty is assessed, it should be at a lower daily rate. Chesapeake has also sued GPU, Inc. for contribution to the cleanup of the Dover Site. The US District Court for the District of Delaware has consolidated the case filed by Chesapeake with the case filed by the EPA and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

In August 2000, Rochester Gas & Electric Corporation (RG&E) filed suit against GPU, Inc. in the US District Court for the Western District of New York for the reimbursement of $5.2 million of costs and damages it has allegedly incurred, and a declaratory judgement with respect to future costs and damages, in connection with two former MGP sites and a third property where wastes from one of those sites were allegedly deposited. All of the properties are located in Rochester, New York. According to the complaint, RG&E was an indirect subsidiary of AGECO from May 1929 until January 1946, and a subsidiary of GPU, Inc. from January 1946 until October 1949, when it was divested by order of the SEC under the Public Utility Holding Company Act. There can be no assurance as to the outcome of this matter.

In connection with the 1999 sale of its Seward Generation Station to Sithe, Penelec has assumed up to $6 million of remediation costs associated with certain coal mine refuse piles which are the subject of an earlier consent decree with the Pennsylvania Department of Environmental Protection. Penelec received recovery of these remediation costs through a reduction of its liability to ratepayers, per the December 20, 2000 PaPUC Phase II Order.

JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of December 31, 2000, JCP&L has spent approximately $44.5 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $50.2 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. The cost to clean up these sites could be materially in excess of the $50.2 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

In 1997, the NJBPU approved JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs. As a result of the NJBPU's Summary Order, effective August 1, 1999, the recovery of these costs was transferred to the Societal Benefits Charge. As of December 31, 2000, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $51.6 million. JCP&L is continuing to pursue

reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relating to these MGP sites, and has settled with all but one of those carriers.

OTHER COMMITMENTS AND CONTINGENCIES

Class Action Litigation:

GPU Energy

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. Following these outages, the NJBPU initiated an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities. This investigation was essentially completed in May 2000, with the issuance of Phase I and Phase II reports and orders from the NJBPU. Both the Phase I and Phase II reports and orders contain, among other things, directions for JCP&L to undertake certain actions and report back to the NJBPU on the results. Additionally, the NJBPU Phase II order concluded that there is not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers.

Two class action lawsuits were commenced in New Jersey Superior Court in July 1999. These suits were subsequently consolidated into a single proceeding, and they seek compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. The GPU defendants named in these suits (i.e., GPU, Inc., JCP&L, GPUS and GPU Generation, Inc.) moved to dismiss or stay the litigation pending the NJBPU's exercise of its primary jurisdiction to investigate the causes of the outages. The trial court denied that motion, and also certified a plaintiff class consisting of JCP&L customers and their "dependents, tenants, employees and other intended beneficiaries of customers who suffered damages as a result" of the service interruptions.

In January 2000, the New Jersey Appellate Division granted the GPU defendants' motion for leave to take an interlocutory appeal of the trial court's decision on the issue of primary jurisdiction. On June 14, 2000, the Appellate Division affirmed the trial court but determined that the NJBPU's findings in the exercise of its "exclusive jurisdiction" could be "probative…but not determinative" of at least some of the issues in the litigation, and leaving it to the trial court to "decide in the first instance just what weight and validity to give the [NJBPU's] findings and conclusions."

In response to the GPU defendants' demand for a statement of damages, the plaintiffs have stated that they are seeking $700 million, subject to the results of pretrial discovery. JCP&L has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has stated that, while the substance of the plaintiffs' allegations is covered under the policy, it is reserving its rights concerning coverage as circumstances develop. In September 2000, JCP&L received from its primary insurance carrier the initial indemnification payment for certain expenses incurred by JCP&L relative to this action.

Discovery continues in the class action, and no trial date has been set. The GPU defendants filed a motion with the trial court seeking decertification of the class, and oral argument on the decertification was held in February 2001. There can be no assurance as to the outcome of these matters.

GPU Electric

As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant, and also assert claims under Australian fair trade practices law.

Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users, and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities (Buyers) that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have notified GPU GasNet that they have formed the preliminary view that GPU GasNet is not entitled to coverage under the liability policy. GPU GasNet believes that it is entitled to coverage, and discussions with the insurers are continuing. There can be no assurance as to the outcome of this matter.

Investments and Guarantees:

GPU, Inc.

GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and GPU Power. As of December 31, 2000, GPU, Inc.'s investments in GPU Electric and GPU Power were $881 million and $139 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $899 million and $21 million of GPU Electric and GPU Power outstanding obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

GPU Electric

In June 2000, GPU sold GPU PowerNet, its Australian electric transmission company, for A$2.1 billion (US $1.26 billion). For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

GPU Power UK has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which was originally scheduled to begin commercial operation in late 1998. In June 1999, certain Project lenders for the Uch Power Project issued notices of default to the Project sponsors (including GPU Power UK) for, among other things, failure

to pay principal and interest under various loan agreements. In November 1999, the Project sponsors and lenders reached an agreement under which repayment of the construction loan was extended, principal and interest payments deferred, and the sponsors agreed to fund the completion of the plant through the remaining equity contribution commitments. The plant commenced commercial operations in October 2000.

Uch has renegotiated several of the project agreements with the Government of Pakistan and its agencies, under which it agreed, among other things, to accept a reduction in the power purchase tariff averaging approximately 8% over the project term. The agreement includes options to extend the term of the project from 23 to 30 years.

GPU's investment in the Uch Power Project as of December 31, 2000 was approximately $37.9 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $3.1 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses," which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through December 31, 2000, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

GPU Power UK also owns an 18.75% interest in Humber Power Limited (Humber). At December 31, 2000, GPU Power UK's equity in the project, which is located in England, was approximately $28 million. A number of investors in the project (not including GPU Power UK) also have purchase power agreements with Humber, which provide for the servicing of the project's debt and a return on equity. The purchasers are claiming that such contracts, which provide for prices of power in excess of current market prices, will become unenforceable under a proposed new UK regulatory scheme. Humber and the purchasers have agreed to submit the matter to arbitration as provided by the contracts. If the contracts cannot be satisfactorily reformed, the prices at which Humber can sell its energy may not be sufficient to provide an equity return to the investors or ultimately to service Humber's debt. There can be no assurance as to the outcome of this matter.

As part of the 1999 sale of the GPU Power UK supply business and the purchase of the 50% of GPU Power UK that GPU did not already own, certain long-term purchase obligations under natural gas supply contracts were retained. Most of these contracts, which extend to September 2005, were at fixed prices in excess of the market price of gas, and a liability had been established for the estimated loss under such contracts. However, as a result of increasing gas prices during the second quarter of 2000, GPU Power UK was able to enter into matching forward sale contracts for the majority of the gas purchases, resulting in a reduction in the estimated liability and a pre-tax credit to income of $15.9 million. Other open gas contracts, which extend to 2002, require GPU Power UK to purchase or to sell gas at fixed prices. The estimated out-of-market position of all contracts at December 31, 2000 was $22 million; however, the remaining open positions included both sales and purchases, thereby reducing the remaining exposure to future price changes.

In an English court decision involving two unaffiliated utilities (National Grid and National Power), the court held that utilities improperly used a pension plan surplus in the UK Electricity Supply Pension Scheme to eliminate scheduled payments in respect of early retirement costs and employer contributions. The court found that, in the case of National Grid and National Power, procedures had not been strictly followed, and as such, a liability may now exist. At a subsequent hearing, the court refused to consider the validity or effectiveness of retrospective amendments to the plan. National Grid and National Power have appealed the court's decision to the House of Lords. Pending the outcome of the Appeal, the requirement for any payments has been stayed. The appeal in the House of Lords is expected to be heard in the first quarter of 2001. If a similar

complaint were to be made against GPU Power UK, GPU Power UK's potential liability is estimated to be a maximum of £63 million (US $94 million), exclusive of any applicable interest charges or penalties. The GPU Power UK section of the Electricity Supply Pension Scheme remains in substantial surplus and any payment to the plan that might ultimately prove to be necessary would be accounted for as an increase in pension assets, and would not have an immediate impact on income. However, any related penalties or interest (which could be assessed, though none are currently proposed) may adversely affect income. There can be no assurance as to the outcome of this matter.

Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $21 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.

GPU Power

On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica (CORELCA) and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC), a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank, the other project lenders, and the Government of Colombia, as well as the other partners in the TEBSA project. In addition, in January 2001 CORELCA advised GPU Power that it was conducting its own investigation of the matter. As of December 31, 2000, GPU Power has an investment of approximately $92 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $372 million at December 31, 2000, and, in addition, GPU, Inc. has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

With regard to the "Special Requirement" issued by DIAN, DIAN asserts that TEBSA should be liable for approximately $4.4 million consisting of $1.3 million in additional tax and $3.1 million in penalties and interest. TEBSA has filed both procedural and substantive objections to these assertions, the DIAN responded to these objections reiterating its previous position, and TEBSA, in turn, filed an appeal with the DIAN on June 2, 2000. A response is expected within one year.

In July 2000, the DIAN issued a "Special Requirement" on the 1997 income tax return of TEBSA challenging a tax exemption benefit under a Colombian income tax statute. The DIAN requested payment of approximately $1.2 million in additional tax, penalties and interest. On October 12, 2000, TEBSA filed a response with the DIAN stating arguments supporting its tax exemption benefit. There can be no assurance as to the outcome of these matters.

GPU Telcom

In March 2000, GPU, Inc. announced its participation in America's Fiber Network LLC

(AFN), of which GPU, Inc. anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU, Inc. anticipates investing cash, as well as existing and new fiber routes and electronic equipment, in AFN through GPU Telcom. As of December 31, 2000, GPU Telcom had invested $5.3 million in AFN.

In April 2000, GPU, Inc. announced the formation of Telergy Mid-Atlantic (TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunications services and marketing expertise with utilities' existing fiber networks and natural positioning in serving retail markets. As of December 31, 2000 GPU Telcom had acquired $20 million of Telergy, Inc. convertible preferred securities.

Other:

JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its December 31, 2000 book value of $21 million. Negotiations to resolve this dispute are continuing; however, there can be no assurance as to the outcome of this matter.

In March 1999, Penelec and New York State Electric & Gas Corporation (NYSEG) each sold their 50% undivided ownership interests in the Homer City Station to a subsidiary of Edison Mission Energy (EME) for a total of $1.9 billion. In connection with the sale, Penelec and NYSEG indemnified the buyer with respect to certain contingent liabilities, including costs or expenses which the EPA might impose for failure to comply with New Source Performance Standards, Prevention of Significant Deterioration and New Source Review regulations under the Clean Air Act prior to the date of the sale. In 1998, the EPA had conducted inspections at Homer City with regard to the plant's compliance with these regulations. On October 30, 2000, EME notified Penelec and NYSEG that the EPA had concluded that these regulations applied to Homer City prior to the sale to EME and that Homer City was operating in violation of these Clean Air Act regulations. If it is ultimately determined that these regulations were applicable to Homer City, the EPA could assess substantial monetary penalties and require capital modifications to the plant, the costs of which would be material. To the extent Penelec and NYSEG are obligated to indemnify EME for any of these costs, they would each be severally liable for a 50% share. There can be no assurance as to the outcome of this matter.

Concurrent with GPU's July 1999 acquisition of the 50% of GPU Power UK which it did not already own, GPU began to evaluate existing restructuring plans and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. As of December 31, 1999, GPU had identified and approved a cost reduction plan. At the acquisition date, GPU Power UK had recorded a liability of $28.6 million related to previous cost reduction plans. GPU retained $25.7 million of this liability, related to contractual termination and other severance benefits for 276 employees identified in a 1999 business process reengineering project. GPU identified an additional 355 employees (234 in Engineering Services, 38 in Metering, 21 in Network Services and 62 from other specific functions) to be terminated as part of the plan and recorded an additional liability of $39.3 million. A net charge of $18.2 million for GPU's 50% share of these adjustments was included in expense in 1999 and the other 50% was recorded in Goodwill as a purchase accounting adjustment.

In 2000, a change in the investment return assumptions, due to better than expected

investment performance, resulted in a reduction of approximately $6.9 million, to $22.6 million, in the estimated liability for the remaining 459 employees. Consequently, goodwill was credited for $3.4 million (50% of the change in estimate) and $3.5 million was credited to income. During 2000, $16.9 million was paid to 399 employees. The remaining severance liability of $4.5 million at December 31, 2000 reflects the above transactions as well as currency translation adjustments and the impact of seven employees who were retained, and is included in Other current liabilities on the Consolidated Balance Sheet. Management expects the remaining employees to leave by June 30, 2001.

GPU AR has entered into contracts to supply electricity to retail customers through June 2001. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $10.6 million as of December 31, 2000. GPU, Inc. has guaranteed these payments, as well as certain other obligations, up to a maximum of $19 million.

In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah.

At December 31, 2000, GPU has recorded a liability of $210 million owed to the Nuclear Waste Fund, related to spent nuclear fuel generated prior to the sales of TMI-1 and Oyster Creek to AmerGen. AmerGen has assumed all liability for disposal costs related to spent nuclear fuel generated following its purchase of the plants.

On July 26, 2000, GPUN filed suit in the United States Court of Claims seeking to recover damages as a result of the DOE's failure to commence disposal of GPUN's spent nuclear fuel on January 31, 1998, as required by the terms of the Standard Contract between GPUN and DOE. The complaint seeks damages from the Government in an amount to be determined at trial. GPUN has alleged that it is entitled to damages attributable to operations at both TMI-1 and Oyster Creek. The Government has not yet answered the complaint. There can be no assurance as to the outcome of this matter.

GPU, Inc. and consolidated affiliates have approximately 14,100 employees worldwide, of whom 10,000 are employed in the US, 3,600 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (4,880) and MYR (4,831), of which approximately 2,900 and 4,000, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 2,300 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. The JCP&L, Met-Ed and Penelec collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2002, May 1, 2003 and May 14, 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

In January 2001, the GPU Energy companies announced that they were offering Voluntary Enhanced Retirement Programs (VERP) to certain bargaining unit employees in Pennsylvania. Approximately 240 employees (Met-Ed 130 employees; Penelec 110 employees) are eligible for the VERP. If all of the eligible employees accept the offer, a pre-tax charge of approximately $23 million (Met-Ed $12 million; Penelec $11 million) would be recorded in 2001 earnings for the cost of pension and other postretirement benefits, exclusive of any severance benefits that would be paid to those employees.

During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,791,578,546	1,791,578,546
4	Property Under Capital Leases	2,153,683	2,153,683
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,793,732,229	1,793,732,229
9	Leased to Others		
10	Held for Future Use	511,322	511,322
11	Construction Work in Progress	25,895,185	25,895,185
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,820,138,736	1,820,138,736
14	Accum Prov for Depr, Amort, & Depl	588,376,505	588,376,505
15	Net Utility Plant (13 less 14)	1,231,762,231	1,231,762,231
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	588,376,505	588,376,505
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	588,376,505	588,376,505
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	588,376,505	588,376,505

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	34,665	
3	(302) Franchises and Consents	306,717	
4	(303) Miscellaneous Intangible Plant	20,049,047	849,490
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	20,390,429	849,490
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	248	
18	(321) Structures and Improvements	-1	
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment	15,065	
22	(325) Misc. Power Plant Equipment	1	
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	15,313	
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
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			34,665		2
			306,7,17		3
			20,898,537		4
			21,239,919		5
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	-248				17
	1				18
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	-15,065				21
	-1				22
	-15,313				23
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	15,313	
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	11,937,579	
45	(352) Structures and Improvements	5,330,659	7,588
46	(353) Station Equipment	82,650,440	4,103,038
47	(354) Towers and Fixtures	25,719,186	
48	(355) Poles and Fixtures	49,873,312	591,517
49	(356) Overhead Conductors and Devices	96,968,115	365,576
50	(357) Underground Conduit	4,272	
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails	7,112	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	272,490,675	5,067,719
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	18,531,457	167
56	(361) Structures and Improvements	10,858,890	58,807
57	(362) Station Equipment	151,412,138	2,003,328
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	287,746,883	15,458,681
60	(365) Overhead Conductors and Devices	341,332,603	17,574,519
61	(366) Underground Conduit	28,636,007	1,256,371
62	(367) Underground Conductors and Devices	92,085,728	3,376,535
63	(368) Line Transformers	171,256,689	10,977,750
64	(369) Services	78,710,908	4,014,696
65	(370) Meters	49,592,489	5,579,016
66	(371) Installations on Customer Premises	28,801,063	224,755
67	(372) Leased Property on Customer Premises	216,257	
68	(373) Street Lighting and Signal Systems	22,618,370	1,474,223
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,281,799,482	61,998,848
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,409,537	
72	(390) Structures and Improvements	45,459,436	813,570
73	(391) Office Furniture and Equipment	22,366,085	2,247,740
74	(392) Transportation Equipment	4,466,692	-4,050
75	(393) Stores Equipment	1,670,573	-5,317
76	(394) Tools, Shop and Garage Equipment	10,306,041	672,652
77	(395) Laboratory Equipment	7,427,695	1,879
78	(396) Power Operated Equipment	4,472,780	318,020
79	(397) Communication Equipment	55,624,351	273,686
80	(398) Miscellaneous Equipment	4,471,722	-22,923
81	SUBTOTAL (Enter Total of lines 71 thru 80)	157,674,912	4,295,257
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	157,674,912	4,295,257
84	TOTAL (Accounts 101 and 106)	1,732,370,811	72,211,314
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,732,370,811	72,211,314

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
	-15,313				42
[redacted]					43
1,949	-1	16,229	11,948,858		44
1,535		14,938	5,351,650		45
616,642	-19,136	-259,851	85,857,849		46
			25,719,186		47
		-11,357	50,453,472		48
	2	-5,433	97,328,260		49
			4,272		50
					51
			7,112		52
623,126	-19,135	-245,474	276,670,659		53
[redacted]					54
4,323	-553,454	-20	17,973,827		55
7,105		294,535	11,205,127		56
671,760	526,500	-23,559	153,246,647		57
					58
1,752,535		11,357	301,464,386		59
1,714,473	-1,767	-31,603	357,159,279		60
90,834	21		29,801,565		61
336 698		1,441	95,127,006		62
2,111 631			180,122,808		63
349 772			82,375,832		64
1,952 846	15,064		53,233,723		65
			29,025,818		66
			216,257		67
278,955			23,813,638		68
9,270,932	-13,636	252,151	1,334,765,913		69
[redacted]					70
			1,409,537		71
381,411	-1		45,891,594		72
2,427,400			22,186,425		73
	249		4,462,891		74
47,472			1,617,784		75
132,090		1,374	10,847,077		76
21,234			7,408,340		77
3,157			4,787,643		78
27,828	47,834	8,177	55,926,220		79
84,255			4,364,544		80
3,125,747	48,082	9,551	158,902,055		81
					82
3,125,747	48,082	9,551	158,902,055		83
13,019,805	-2	16,228	1,791,578,546		84
					85
					86
					87
13,019,805	-2	16,228	1,791,578,546		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Land - Corridor from Coho to			
4	Erie West Sub	05/31/76	12/31/01	371,193
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	Land (4 Parcels)			74,968
24	Rights-of-Way (5 Items)			65,161
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			511,322

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	PN-000023 PURCH & INSTALL 10MVA XFMR ATHENS	106,812
2	PN-000087 REPLACE METAL CLAD GEAR CENTRAL ERIE SUB	766,578
3	PN-000122 COLLINSVILLE SUB RE MANU	126,451
4	PN-000153 RELC FAC HWAY SR0322	112,175
5	PN-000169 MOBILE XFMR & SUB	431,520
6	PN-000189 ERIE AREA 115KV SYSTEM REINFORCEMENT	528,745
7	PN-000408 KNOWLEDGE PARK PHASE II UG HARBORCREEK	156,862
8	PN-000410 DUBOIS SUB REPLACE RTU W/ PLC	116,488
9	PN-000459 AEC2000 - RCB LINE REHAB 23KV	174,848
10	PN-000462 JOHNSTOWN NETWORK VAULTS REHAB	554,840
11	PN-000490 TMM LINE REC'D MORGAN ST - TURNER ST	179,345
12	PN-000573 WHISPERING WOODS SUB & OH LINE EXT	648,752
13	PN-000628 HARBOR RIDGE SUBDIVISION PH 1 INST UG	105,526
14	PN-000629 RP XFMRS MILL RD / DIVISION ST / GLENWOOD	785,340
15	PN-000631 RP XFMR & UPGRADE 12.47KV @ TOWNLINE SUB	696,323
16	PN-000645 AEC2000 VAL MET REHAB KRA TO METAL REC	210,926
17	PN-000646 AEC2000 RKB LINE REBUILD 23KV	117,762
18	PN-00648 AEC2000 ADA MCC RECOND KRB-172 TO MCCREA	193,592
19	PN-000668 AEC2000 NOR OIL REHAB 5.2 MI 34.5KV RT LINE	133,561
20	PN-000676 WP99 DX POLE INSP PROGRAM ZN1	1,067,858
21	PN-000677 WP99 DX POLE INSP PROGRAM ZN2 IBEW	548,937
22	PN-000678 WP99 DX POLE INSP PROGRAM ZN2 UWUA	641,936
23	PN-000679 WP99 DX POLE INSP PROGRAM ZN3 PN	166,184
24	PN-000684 AEC2000 SOU CLY REHAB SCL LINE	101,901
25	PN-000701 WAL MART STORE UPGRADE @ MANSFIELD	105,452
26	PN-000713 RT 15 RELOC SR 6015-D52 MANSFIELD	306,458
27	PN-000835 SWPA PURCH TWO SPARE 46-12KV XFMRS	100,240
28	PN-000910 WARREN SO SUB PUR/RP 115KV XFMR	229,565
29	PN-000945 NWPA PURCH SPARE 50MVA 115-34.5 XFMR	210,754
30	PN-000946 GREEN GARDEN -2ND 50 MVA XFMR	211,089
31	PN-000011 ERIE RENOVATIONS	181,443
32	PN-000059 RICHLAND RE-ROOFING PROJECT	188,041
33	PN-000159 LAUREL REGION RPLCE RTUS	823,222
34	PN-000163 PA TRUNKED RADIO SYSTEM	118,342
35	PN-000164 PUR & INST GENESYS CTI 3	185,129
36	PN-000190 RAPID SERVICE RESPONSE - PENELEC	766,034
37	PN-00191 GIS MIGRATION/FIELD DESIGN - PENELEC	241,745
38	PN-000290 SHIPPENSBURG POLE YARD RELOCATION	116,270
39	PN-000586 LEWISTOWN STORAGE FACILITY	108,899
40	PN-000587 HUNTINGDON NEW STORAGE BUILDING	157,495
41	PN-000775 POWERON ENHANCEMENT - PENELEC	100,300
42	PN-000796 JOHNSTOWN REPAIR SHOP AST PROJECT	188,566
43	TOTAL	25,895,185

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	PN-001023 VOICE NETWORK SYSTEM UPGRADE PA WEST	307,742
2	PN-000792 BUSINESS SOULTIONS PROJECT	2,096,034
3	PN-000868 UTILITY CONSORTIUM HARDWARE/SOFTWARE	392,298
4	PN-000006 WARREN INST 35 MVAC 115 CA	131,841
5	PN-000132 TOWER HILL TO WARD 115KV	268,858
6	PN-000229 PN-TX LINE & POLE INSP/CORR/REPL 1999	2,761,271
7	PN-000317 LEWISTOWN - RELOCATION OF 4 230KV LINES	433,894
8	PN-000644 LEWISTOWN ADD 224MVA XFMR-UPGRADE 1K2K	614,619
9	PN-000765 AERIAL PATROL - LOCAL ZN2 SW UWUA	810,892
10	PN-000781 SHAWVILLE SUB REPL 5 230KV BREAKERS	769,061
11	PN-000786 KENNERDELL PROJECT HANDSOME LAKE	1,847,837
12	PN-001028 SEWARD LINE RELOCATION - RELIANT ENERGY	-220,000
13		
14		
15	MINOR PROJECTS WITH BALANCES END OF YEAR $1000,000 OR LESS	2,668,532
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	25,895,185

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No	Description of overhead (a)	Total amount charged for the year (b)
1	MATERIALS AND SERVICES	724,580
2		
3	CONSTRUCTION INDIRECTS	21,175,018
4		
5	ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION	741,815
6		
7	OUTSIDE PROFESSIONAL SERVICES	4,773,156
8		
9	RECONCILIATION TO INCOME STATEMENT	
10	ACCOUNT 419 1	
11	ACCOUNT 432 1 741,815	
12		
13	TOTAL 741,815	
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	27,414,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

MATERIALS & SERVICES: Expenditures for services and expenses of materials management, purchasing and stores personnel, exempt materials, small tools and work equipment. Charged to construction based on the related cost of materials charged to construction work orders.

CONSTRUCTION INDIRECTS: Costs which pertain to construction work but which are impractical for direct-charging to construction work orders. Construction Indirects include the GPU Service Company labor and benefit costs of designers, engineers, and project management personnel plus the construction portion of facility, telecommunications, and general liability insurance. This overhead is added by means of a percentage applied to a work order's direct labor and contractor costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION: Cost of money charged directly to construction. The AFUDC rate is applied to individual construction work orders totaling $1.00 or more which have been under construction for 30 days or more except for purchases of automotive and certain general plant equipment for which no AFUDC is charged. The accrual rate is applied to the cumulative monthly construction work order balances, including previously accrued AFUDC compounded semi-annually.

OUTSIDE PROFESSIONAL SERVICES: Expenditures for services and expenses of engineers, management and supervisory personnel. All expenses are directly charged to construction.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 75,827,603		
2	Short-term Interest			s 6.76
3	Long-Term Debt	D 526,432,102	53.30	d 6.40
4	Preferred Stock	P		p
5	Common Equity	C 461,182,233	46.70	c 12.70
6	Total Capitalization	987,614,335	100.00 100%	
7	Average Construction Work in Progress Balance	W 33,017,091		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 6.76

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 6.76
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	552,449,183	552,449,183		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	45,192,630	45,192,630		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	45,192,630	45,192,630		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	11,541,918	11,541,918		
12	Cost of Removal	160,000	160,000		
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	11,701,918	11,701,918		
15	Other Debit or Cr. Items (Describe):	2,436,610	2,436,610		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	588,376,505	588,376,505		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	-160,000	-160,000		
23	Transmission	140,527,561	140,527,561		
24	Distribution	390,927,261	390,927,261		
25	General	57,081,683	57,081,683		
26	TOTAL (Enter Total of lines 18 thru 25)	588,376,505	588,376,505		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Project Enterprise	$1,336,227
FMIS	1,099,029
Risk Management	1,354

	$2,436,610

Schedule Page: 219 Line No.: 22 Column: c

Prior year Adjustment for Ninevah Sale in 1999

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Year of Transfer			
2				
3	1938			
4	Land, various locations	374	-44	330
5				
6	1950			
7	Land, 8.59 Acres, City Line, Franklin	1,800		1,800
8				
9	1953			
10	Land, 4.252 Acres, various locations	1,370		1,370
11				
12	1954			
13	Building, Deep Creek Hydro Station	272		272
14				
15	1961			
16	Land Rights, various locations	36		36
17				
18	1970			
19	Land and Land Rights, various locations	6,068		6,068
20				
21	1974			
22	Land, Indiana County	729		729
23				
24	1978			
25	Land, 149.82 Acres, and improvements, Saxton Site	33,567		33,567
26				
27	1979			
28	Land, .516 Acres, Oil Creek Township	2,236		2,236
29				
30	1980			
31	Saxton Site, grading soil cover, drainage, mulching	49,584		49,584
32				
33	Minor Item Previously Devoted to Public Service			
34	Minor Items-Other Nonutility Property			
35				
36	1984			
37	Land and Land Rights, various locations	1,345		1,345
38				
39	1987			
40	Land, 1,364.597 Acres, various locations	558		558
41				
42	1988			
43	Land and Land Rights, various locations	1	1	2
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	2,674,427	-2,070,273	604,154

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Land, .3525 Acres, various locations	405		405
2				
3	1992			
4	Land, Land Rights and improvements, various locations	419,882		419,882
5				
6	1993			
7	Land, various locations			
8				
9	1994			
10	Land, various locations	18,837		18,837
11				
12	1995			
13	Land, 50ft. x 60ft., Reynoldsville Boro			
14	Jefferson County	171		171
15				
16	1996			
17	Land - Brockway Storeroom and Garage			
18	Brockway Storeroom and Garage	19,051		19,051
19	Land - Clymer Sub-District Office	1,135		1,135
20	Clymer Sub-District Office	46,776		46,776
21	Land - Snowshoe Sub-District Office			
22	Snowshoe Sub-District Office	32,117	-32,117	
23				
24	1999			
25	Land - Deep Creek	2,038,113	-2,038,113	
26				
27	Minor Item Previously Devoted to Public Service			
28	Minor Items-Other Nonutility Property			
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	2,674,427	-2,070,273	604,154

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1				
2	Nineveh Water Company:			
3	Common Stock			500
4	Capital Contributions			617,500
5	Equity in Subsidiary Company Earnings			-353,009
6	Subtotal			264,991
7				
8				
9	Waverly Electric Light & Power Company:			
10	Common Stock			15,000
11	Subtotal			15,000
12				
13				
14	Penelec Preferred Capital II, Inc.:			
15	Common Stock			1,000
16	Capital contributions			3,093,800
17	Equity in earnings of subsidiary			35,985
18	Subtotal			3,130,785
19				
20	Penelec Preferred Capital, Inc.			
21	Common Stock			1,000
22	Capital Contributions			10,824,743
23	Equity in Subsidiary Company Earnings			40,202
24	Subtotal			10,865,945
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 3,727,800		TOTAL	14,276,721

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		500		3
		617,500		4
944,570		591,561		5
944,570		1,209,561		6
				7
				8
				9
		15,000		10
		15,000		11
				12
				13
				14
		1,000		15
		3,093,800		16
56,828	227,012	-134,199		17
56,828	227,012	2,960,601		18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
1,001,398	227,012	4,185,162		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2001 No. (d)	2001 Amt. (e)
1	Balance-Beginning of Year	4,373.00	45,199		
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:	-4,373.00	-45,199		
9					
10					
11					
12					
13					
14					
15	Total	-4,373.00	-45,199		
16					
17	Relinquished During Year:				
18	Charges to Account 509				
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23					
24					
25					
26					
27					
28	Total				
29	Balance-End of Year				
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year				
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales				
40	Balance-End of Year				
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)				
45	Gains				
46	Losses				

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
						4,373.00	45,199	1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
						-4,373.00	-45,199	8
								9
								10
								11
								12
								13
								14
						-4,373.00	-45,199	15
[redacted]								16
								17
								18
[redacted]								19
								20
[redacted]								21
								22
								23
								24
								25
								26
								27
								28
								29
[redacted]								30
								31
								32
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								34
								35
[redacted]								
								36
								37
								38
								39
								40
[redacted]								41
								42
								43
								44
								45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	FAS 109 Deferred Income Taxes	11,963,929	various	23,593,156	158,661,469
2	TMI 2 Decommissioning	3,504,844	various	6,008,733	32,751,906
3	Minor Items	5,800,825	various	36,475,006	
4	CTC Generation Reg Assets	121,440,794	various	176,640,794	
5	CTC-Operating NUG's	158,957,592	various	38,782,476	962,430,795
6	CTC TMI 1 Investment		various	105,480,000	
7	CTC TMI 2 Decommissining		various	49,460,000	
8	Contra CTC TMI-2 Decommissining	49,500,000			
9	CTC TMI 1 Decommissioning	41,744,957	various	60,044,957	
10	CTCCogentrix Buyout		various	26,090,000	
11	CTC Fossil/Hydro	900,170,000			
12	CTC NUG Buyouts			34,810,582	
13	Contra CTC Phase 2	6,250,000			
14	CTC Rec.-FirstMiss Curtailment Credit Buyout	5,000,000	407.4	1,400,000	3,600,000
15	CTC NUG Deferrals		various	36,071,400	
16	CTC-Employee Transition Costs	9,093,237			9,093,237
17	Phase 2-Employee Transition Costs	581,058			581,058
18	Phase 2-Divestiture Transaction Costs	2,597,435			2,597,435
19	Low level Radwaste Disposal		426.5	814,708	
20	Financing Divestiture		426.5	880,504	
21	Fossil/Hydro Stranded Costs		various	900,170,000	
22	Genco Employee Transition Costs	5,899,346	various	16,305,685	
23	TMI-1 Employee Transition	3,587,183	various	2,720,221	
24	Divestiture Activities Generation	5,157,352	various	7,281,795	
25	Seward Mine Refuse		various	5,635,140	
26	DOE Enrichment Facility TMI 1	174,265	426.5	3,672,172	
27	TMI 1 Decomm Top Off Amount		various	41,744,957	
28	Decomm TMI2 Unrealized Gain/Loss	6,141,360	various	20,497,316	-14,272,798
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	1,337,564,177		1,594,579,602	1,155,443,102

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Misc Def Debits - Other	980,051	1,201,007		2,181,058	
2						
3	Misc Def Debits - Intangible	39,948	11,843			51,791
4						
5	Deep Creek Project	381,332			381,332	
6						
7	Misc Def Debits - Misc TMI	-12,630	12,630			
8						
9	Misc Def Debits - Med Term Note	5,473				5,473
10						
11	Misc Def Debits - Med Term Note	366				366
12						
13	Misc Def Debits-Energy Futures	1,948			1,948	
14						
15	TMI Nuc Fuel Lease-Lng Term Rec	13,157,902	580,627		3,531,024	10,207,505
16						
17	Fuel Balance		56,291			56,291
18						
19	Other minor items	-1,890	1,893			3
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	2,080,467				1,639,133
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	16,632,967				11,960,562

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Mine Developement Costs	335,017	335,017
3	Incremental Nuclear Fuel Outage Costs		
4	Reserve for Self Insurance	-42,229	1,810,502
5	Estimated Unbilled Revenues	7,588,629	824,192
6	Above Market Nug Liability	494,167,413	428,100,266
7	Other	334,689,478	282,045,659
8	TOTAL Electric (Enter Total of lines 2 thru 7)	836,738,308	713,115,636
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	395,999,637	-2,301,217
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	1,232,737,945	710,814,419

Notes

OTHER INCOME AND DEDUCTIONS:

	Beginning of Year	End of Year
CIAC - Post '86	$ 3,012,406	$ 3,511,614
Customer Advances	129,694	118,449
Interest Income on Decomm TMI 1	(2,584)	(2,584)
Interest Income on Decomm TMI 2	85,040	85,040
Div Income on Decommissioning TMI 1	718,844	718,844
Sustainable Energy Fund	2,655,584	0
Gain on Sale of Homer City	245,096,730	(5,302,231)
Gain on Sale of Seneca	12,576,722	43,762
Sithe Gain	131,693,980	(1,940,538)
Loss on Sale of Nuclear Fuel	33,221	466,427
Total Other (Line 17 Above)	$395,999,637	$(2,301,217)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: c

	Beginning of Year	End of Year
Electric Other:		
Pensions and Benefits	$ 1,103,945	$ 5,476,340
Accrued Vacation Pay	(167,835)	(167,835)
Decommissioning & Mon. Storage TMI 2	37,497,822	32,271,848
CIAC-Pre '87	420,984	387,038
TMI 2 Due Customer	0	334,892
Accrued Interest on FIT Def	243,349	1,621,423
DOE SNF Fee Interest	4,431,355	4,850,763
NUG Liab in excess of current Rates	392,689	392,689
TMI 1 Stranded Costs	2,703,270	2,703,270
Consumer Education	4,021,392	4,021,392
CTC Fossil/Hydro	373,512,039	0
TMI 1 Decommissioning	8,575,498	1,037,338
Cogentrix Buyout	10,825,654	0
Def Cr Pilot Program	103,767	(53,878)
Nug Deferral	816,687	0
FAS 109 - Write off Gen Acum Def Tax	20,805,197	20,805,197
Fas 109 - Write off FERC	2,265,907	2,265,907
Divestiture	(881,448)	0
Phase 2 Gain to Ratepayers	(125,332,252)	95,680,058
Fas 109	4,973,423	9,262,924
Environmental Liability - Ash Site	2,850,424	2,772,754
Operating NUGS	0	47,899,620
NUG Over/Under Collection	0	35,637,284
NUG Deferral Unbilled	920,243	1,087,925
Miscellaneous	(15,392,633)	13,758,710
Total Electric Other	$ 334,689,477	$ 282,045,659

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock	5,400,000	20.00	
2				
3	Total - Common Stock	5,400,000		
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
5,290,596	105,811,920					1
						2
5,290,596	105,811,920					3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
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						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 1 Column: a

GPU Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2	Contributions from parent received prior to the current year	286,357,020
3	Contribution from Parent Company	35,000,000
4	Subtotal	321,357,020
5		
6	Reduction in Par or Stated Value of Capital Stock (Account 209) - NONE	
7		
8	Gain on Resale or Cancellation of Reacquired Stock (Account 210):	
9	Balance on Preferred Stock Redemption	5,500,504
10	Subtotal	5,500,504
11		
12	Miscellaneous Paid-in Capital (Account 211)	
13	Capital Stock Expense:	
14	Cumulative Preferred Stock, 11.72% Series J (*)	-356,835
15	Cumulative Preferred Stock, 10.88% Series K (*)	-513,730
16	Subtotal	-870,565
17		
18		
19		
20		
21	(*) Reclassified pursuant to FERC Order No. 390	
22	(September 30, 1984 balance of Account 214 transferred	
23	to Account 211)	
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	325,986,959

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	BONDS (ACCOUNT 221)		
2			
3	6.12% Series	4,110,000	121,319
4			36,497 D
5	5.35% Series	12,310,000	190,288
6	5.80% Series	20,000,000	329,260
7	6.05% Series	25,000,000	410,902
8	5.35% Series	12,000,000	185,174
9			
10			
11	Subtotal	73,420,000	1,273,440
12			
13	ADVANCES FROM ASSOCIATED COMPANIES (ACCOUNT 223)		
14			
15	Penelec Capital L.P.		
16			
17	Subtotal - Account 223		
18			
19			
20	OTHER (ACCOUNT 224)		
21	Nuclear Fuel Disposal Fee		
22	Cowanesque Obligation		
23	subtotal		
24			
25	Other LTD Senior Notes 5.75%	125,000,000	750,000
26			73,750 D
27	Other LTD Senior Notes 6.125%	100,000,000	650,000
28			46,000 D
29	Other LTD Senior Notes 6.625%	125,000,000	1,093,750
30			60,000 D
31	Other LTD Senior Notes 6.894%	25,000,000	121,314
32			
33	TOTAL	516,420,000	4,428,560

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
122277	120107	122277	120107	4,110,000	251,738	3
						4
111495	110110	111495	110110	12,310,000	658,585	5
111495	110120	111495	110120	20,000,000	1,160,000	6
111495	110125	111495	110125	25,000,000	1,512,500	7
111495	110110	111495	110110	12,000,000	642,000	8
						9
						10
				73,420,000	4,224,823	11
						12
						13
						14
				103,092,300	6,826,647	15
						16
				103,092,300	6,826,647	17
						18
						19
						20
				17,727,937		21
				3,012,102	154,768	22
				20,740,039	154,768	23
						24
042799	040104	042799	040104	125,000,000	7,187,500	25
						26
042799	040109	042799	040109	100,000,000	6,251,035	27
						28
042799	040119	042799	040119	125,000,000	8,281,250	29
						30
041100	040102	041100	040102	25,000,000	1,181,399	31
						32
				640,252,839	36,791,464	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Other LTD Senior Notes 6.944%	25,000,000	62,500
2			
3	Other LTD Senior Notes 7.500%	8,000,000	59,528
4			
5	Other LTD Senior Notes 7.770%	35,000,000	238,278
6			
7	Subtotal - Account 224	443,000,000	3,155,120
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	516,420,000	4,428,560

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
041100	100102	041100	100102	25,000,000	1,183,517	1
						2
080400	080105	080400	080105	8,000,000	348,958	3
						4
080400	080210	080400	080210	35,000,000	1,151,567	5
						6
				443,000,000	25,585,226	7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				640,252,839	36,791,464	33

Schedule Page: 256 Line No.: 21 Column: a

Nuclear fuel disposal fee:

Balance 12/31/99	$16,717,156
Accrued interest	1,010,781
Balance 12/31/00	$17,727,937

Schedule Page: 256 Line No.: 22 Column: a

Cowaneseque Obligation:

Balance 12/31/99	$3,024,768
Principal paid	(12,666)
Balance 12/31/00	$3,012,102

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be filed, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)		Amount (b)
1	Net Income for the Year (Page 117)		39,250,039
2			
3			
4	Taxable Income Not Reported on Books		
5	SEE FOOTNOTE		242,762,745
6			
7			
8			
9	Deductions Recorded on Books Not Deducted for Return		
10	SEE FOOTNOTE		1,983,072,117
11			
12			
13			
14	Income Recorded on Books Not Included in Return		
15	SEE FOOTNOTE		-972,130,528
16			
17			
18			
19	Deductions on Return Not Charged Against Book Income		
20	SEE FOOTNOTE		-1,242,853,572
21			
22			
23			
24			
25			
26			
27	Federal Tax Net Income		50,100,801
28	Show Computation of Tax:		
29			
30	Individual Company Basis	17,535,280	
31	Consolidated Savings	0	
32	Prior Year Adjustment	(5,979,763)	
33	Total Tax Consolidated Basis	11,555,517	
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 5 Column: a

TAXABLE INCOME NOT REPORTED ON BOOKS

SALVAGE-TAX BASIS	$ 1,437,646
SALE OF PJM ASSETS - TAX GAIN	465,562
SALE OF DEEP CREEK - TAX GAIN	14,816,543
SALE OF GENERATION ASSETS (SITHE) - TAX GAIN	751,082
CONTRIBUTIONS IN AID OF CONSTRUCTION - POST '86	1,863,255
GAIN ON SALE OF NON-UTILITY PROPERTY	13,477,440
BOOK GAIN DEFERRED - TMI 1	122,074,371
LOSS ON SALE OF NUCLEAR FUEL	1,044,034
NUG TRUST WITHDRAWAL	86,832,812
TOTAL	$242,762,745

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED ON RETURN

COST OF REMOVAL - BOOK BASIS	$ 5,009,622
LEASE EXPENSE ADJUSTMENT UNDER SECTION 280	4,683
FINES AND PENALTIES	(6,899,187)
LOBBYING EXPENSES (CIVIC & POLITICAL ACTIVITIES)	507,047
LOBBYING EXPENSES (BILLED FROM SC00)	281,559
BOOK LOSS ON SALE OF PJM ASSETS	777,370
BOOK LOSS ON SALE OF TMI 1	33,570
BAD DEBTS - BOOK WRITE OFF	20,667,000
BILLING RESERVE	1,700,000
CAPITALIZED INTEREST - AVOIDED COSTS IN EXCESS OF AFC	1,833,370
DECOMMISSIONING EXPENSES ACCRUED SAXTON	3,202,811
DECOMMISSIONING EXPENSES ACCRUED TMI 1	41,744,957
DOE D&D ENRICHMENT FACILITY - TMI 1	3,479,181
DOE INTEREST DUE NUCLEAR DISPOSAL FEE	1,010,780
DEFERRED COMP INTEREST EXPENSE - COMPANY OFFICERS AND DIRECTORS	274
DEFERRED COMP INTEREST EXPENSE - GPU DIRECTORS	(18,855)
EMPLOYEE TRANSITION COSTS TMI 1	2,716,714
GENCO VERP	10,670,545
INTEREST EXPENSE - FIT DEFICIENCIES	3,321,179
LOW LEVEL RADIOACTIVE WASTE DISPOSAL CAOTS ACCRUED	814,708
MARK TO MARKET ADJUSTMENT	979,500
NUG DEFERRAL - UNBILLED	404,117
PRESENT VALUE OF LEASE OBLIGATION GPUN PARSIPPANY BUILDING	649,000
PURTA - DEFERRED AP PURTA TAX - 1998	832,926
PURTA ADDITIONAL TAX ASSESSMENT	2,196,184
PURTA TAX - RNR DEFERRAL	3,384,275
REACQ'D DEBT - BOOK AMORTIZATION OF LOSS	692,986
SELF-INSURANCE RESERVE - ALL RISK	1,157,376
SELF-INSURANCE RESERVE - AUTO LIABILITY	123,200
SELF-INSURANCE RESERVE - GENARAL LIABILITY	2,637,250
SELF-INSURANCE RESERVE - WORKMAN'S COMP	196,737
SEVERANCE ACCRUAL TMI 1 SALE	2,161,250
TMI 2 DECOMMISSIONING ESCALATION	739,664
RETAIL ACCESS PILOT PROGRAM COSTS	2,387,630
SEWARD MINE REFUSE PILE	5,635,140
ABOVE MARKET NUG LIABILITY	11,142,103
REG RECEIVABLE - OPERATING NUGS	44,070,795
CTC GENERATION REG ASSETS	77,684,000
CTC 1/97-12/98 NUG DEFERRAL	36,071,400
COGENTRIX BUYOUT	(26,090,000)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

CTC NUG BUYOUT	34,810,582
FOSSIL/HYDRO	900,170,000
CTC COGENTRIX	26,090,000
CTC OPERATING NUGS	(76,104,321)
REG RECEIVABLE - OPERATING NUGS	169,388,057
PHASE 2 GAIN TO RATEPAYERS	532,643,209
CTC TMI 2 DECOMMISSIONING	49,460,000
CTC TNMI 1 DECOMMISSIONING	18,300,000
SUSTAINABLE ENERGY FUND	(6,400,000)
DECOMMISSIONING FUNDS TMI 2	3,767,513
BOOK DEPRECIATION	47,646,982
DEFERRED INCOME TAXES	15,997,347
FEDERAL INCOME TAXES	11,555,517
STATE TAX ADJUSTMENT TO PRIOR YEARS	(2,165,630)
TOTAL	$1,983,072,117

INCOME RECORDED ON BOOKS NOT INCLUDED IN RETURN

COLI INSURANCE - DEATH BENEFIT PROCEEDS RECEIVED	$ (173,600)
SALVAGE - BOOK BASIS	(1,475,999)
NON-TAX INTEREST ON TMI 2 NON'QUAL DECOMMISSIONING	(726,256)
SLAE OF DEEP CREEK - BOOK GAIN	(14,350,068)
UNDISTRIBUTED EARNINGS FROM SUBSIDIARIES (TOPS)	(56,828)
UNDISTRIBUTED EARNINGS FROM SUBSIDIARIES (NINEVEH)	(944,570)
INTEREST INCOME - FIT OVERPAYMENTS	(1,150,132)
BOOK GAIN DEFERRED - SITHE	(317,779,740)
BOOK GAIN DEFERRED - HOMER CITY	(590,687,046)
GAIN ON SALE OF NON-UTILITY PROPERTY	(13,477,440)
SALE OF SENECA - DEFERRED	(30,167,217)
INVESTMENT TAX CREDIT AMORTIZATION	(1,141,632)
TOTAL	$ (972,130,528)

DEDUCTIONS ON RETURN NOT CHARGED TO BOOK INCOME

COST OF REMOVAL - TAX BASIS	$ (5,009,622)
TAXES - CAP STOCK (98 ACCRUAL TRUE UP)	(297,700)
ACRS\MACRS RETIREMENTS (GAIN)/LOSS	(1,968,389)
BAD DEBTS - ACTUAL WRITE-OFF	(11,104,731)
BILLIING RESERVE ACTUAL WRITE - OFF	(1,000,000)
CAPITALIZED INTEREST - BOOK AFC	(741,815)
DECOMMISSIONING DRAWDOWN - SAXTON	(1,421,589)
DECOMMISSIONING FUNDING - QUALIFIED	(35,581)
DECOMMISSIONINF EXPENSE - DOE ENRICH FAC - TMI 1	(297,809)
DEFERRED COMP PAYMENTS - COMPANY OFFICERS	(105,736)
DEFERRED ENERGY ADJUSTMENT	(280,051)
DOE D&D ENRICH FAC. - TMI 1 (D&D LIABILITY)	18,726
EMPLOYEE TRANSITION COSTS	(3,583,677)
ENVIRONMENTAL LIABILITY - MILL CREEK	(293,305)
ENVIRONMENTAL LIABILITY - SEWARD STATION	(3,420)
ENVIRONMENTAL LIABILITY	132,443
NUG BUYOUTS - ERIE	(3,500,000)
PURTA TAX - RNR DEFERRAL	(3,350,000)
PA PILOT PROGRAM	(263,886)
PA PILOT PROGRAM	(379,925)
SELF-INSURANCE PAYMENTS - ALL RISK	(33,942)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

SELF-INSURANCE PAYMENTS - AUTO LIABILITY	(54,041)
SELF-INSURANCE PAYMENTS - GENERAL LIABILITY	(736,912)
SELF-INSURANCE PAYMENTS - WORKMANS COMP	(834,310)
SEVERANCE WAGES PAID	(162,286)
SHANNON ROAD ASH SITE	(187,185)
TMI 2 MONITORED STORAGE AMORTIZATION	500,000
UNIVERSAL SERVICES PROGRAM	(1,234,180)
ABOVE MARKET NUG LIABILITY	(93,283,736)
CTC EMPLOYEE TRANSITION COSTS	(9,093,238)
OTHER REG ASSET EMPLOYEE TRANSITION COST	(581,058)
CTC OPERATING NUGS	(44,070,795)
CUSTOMER EDUCATION	(2,137,329)
PROVISION FOR RATE REFUND	807,094
CTC FOSSIL/HYDRO	(900,170,000)
ABOVE MARKET NUG LIABILITY	(77,081,248)
CTC PHASE 2	(6,250,000)
TMI 1 DECOMMISSIONING	(18,275,000)
CUSTOMER ADVANCES REFUNDS	(18,266)
TAX DEPRECIATION	(56,471,073)
TOTAL	$(1,242,853,572)

Reconciliation of Group Members to Consolidated Income Tax Return:
GPU Inc.

	Federal Income Tax Assigned
GPU Inc.	$ 21,649,158
Jersey Central Power & Light Company	(106,219,709)
JCP&L Preferred Capital, Inc.	706,818
Metropolitan Edison Company	27,214,379
York Haven Power Company	946,167
Pennsylvania Electric Company	17,535,280
Nineveh Water Company	0
GPU Service, Inc.	(10,016,775)
GPU Nuclear, Inc.	3,976,183
GPU International Subsidiaries	2,989,291
GPU Capital & Subsidiaries	(136,913,996)
GPU Power & Subsidiaries	1,239,141
GPU Advanced Resources	(960,699)
GPU TELCOM	6,739,706
METED Preferred Capital, Inc. II	26,770
PENELEC Preferred Capital, Inc. II	30,599
MYR & Susidiaries	6,909,000
Total	$ (164,148,687)

Basis of Allocation of Consolidated Tax:

For the taxable year 2000, the consolidated Federal Income Tax liability was allocated in accordance with an agreement approved by the securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (SEC Holding Company Release No. 21358). The agreement provides that there shall be allocated to each company in the consolidated group, except the holding company, the tax benefits of its own net operating losses. The tax benefits of the holding company's deductions will be allocated among the subsidiaries in proportion to the holding company's average common stock equity investment in each company during the year. The prior allocation of the holding company's

deductions under Rule 45(b)(6) for years prior to 1979, however, will not be adjusted in connection with allocating operating loss carrybacks.

A company which does not have a net operating loss of its own and which would have an income tax liability (allowing for its own investment tax credits which it could utilize on a seperate return basis, were the liability not offset by net operating losses of the other companies in the group, will pay the amount of such tax reduction to the companies, other than the holding company, whose net operating losses are used in the consolidated return. Such payments will be divided among the loss companies in proportion to the use of their net operating losses.

If there is a consolidated minimum tax arising from "preference" items as defined in the Internal Revenue Code, such minimum tax will be independently allocated among companies in the ratio of their respective preference incomes.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	FEDERAL					
2	Income	23,262	4,574,727	4,655,516	-3,560,156	
3	MIPS				15,000	83,896
4						
5	Old Age, Survivors'					
6	and Medicare Insurance					
7	Current Year					
8						
9	Federal Unemployment					
10	Current Year					
11	Prior Years					
12						
13	Environmental					
14	1999	1,414				
15	1995	142,858				
16	1994	-32,812				
17	1993	-188				
18	1990	-3,177				
19						
20	Subtotal	131,357	4,574,727	4,655,516	-3,545,156	83,896
21						
22	PA CORPORATE NET	104,516,962	2,920,672	3,371,687	109,137,893	-240,765
23						
24	CAPITAL STOCK					
25	2000			5,198,000	6,800,000	
26	1999	748,000		-66,668	-485,575	15,191
27	1998		3,540,654			
28	1997	-748,147				2,291,096
29	1996	71,554				
30	1995					-198,990
31	1994	683,335				
32	PRE-1992	-6,742				-889,156
33						
34	GROSS RECEIPTS					
35	2000			37,043,617	21,518,365	-5,822,672
36	1999		8,831,587	1,383,498		7,448,089
37	1998	1,625,417				-1,625,417
38	1997	-1,411,259		1,411,259		
39	PRE-1995	50,372		-50,372		
40						
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
9,922,678	6,258,471	10,818,801			-6,163,285	2
68,896						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
1,414						14
142,858						15
-32,812						16
-188						17
-3,177						18
						19
10 099,669	6,258,471	10,818,801			-6,163,285	20
						21
1,545,242	5,955,923	3,008,892			362,795	22
						23
						24
	1,602,000	5,198,000				25
	-1,182,098	-52,705			-13,963	26
	3,540,654					27
	-1,542,949					28
	-71,554					29
	198,990					30
	-683,335					31
	895,898					32
						33
						34
9,702,580		34,477,464			2,566,153	35
		1,383,498				36
						37
		1,411,259				38
		-50,372				39
						40
23,530,717	16,782,920	59,720,184			-4,183,222	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Gross Receipts-Forfeited					
2	Discounts ('87-'98)	753,310		-3,834		-749,476
3	PUC GENERAL					
4	Current Year			875,000		
5	Prior Years	517,459				
6						
7						
8	PA UNEMPLOYMENT					
9	Current Year					
10	Prior years					
11						
12	PUBLIC UTILITY REALTY					
13	2000			4,419,000	1,911,484	
14	1999	-5,203,042	596,889	-1,370,767		
15	1998	5,637,559		-2,265,482		
16	1997	1,411,260				
17	1996	-635,843				
18	1995	-303,341				
19	PRE-1995	-906,593				
20						
21	PENNSYLVANIA USE TAX					
22	Current Year			699,454	592,089	
23	Prior Years	679,275			81,697	
24						
25	Local: Loans Tax	58,792		-28,788		-30,004
26						
27	PA Local Real Estate -1999					
28						
29	PA Transportation					
30	Current Year					
31	Prior Years	9,723			9,723	
32						
33	PA MERCENTILE					
34						
35	MD Local Real Estate					
36	1997					
37						
38	Maryland Sales and Use					
39	Current Year					
40	Prior Years					
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
					-3,834	2
						3
875,000		2,186,252			-1,311,252	4
517,459						5
						6
						7
						8
						9
						10
						11
						12
	-2,507,516	3,665,594			753,406	13
	7,170,698	-1,370,767				14
	-3,372,077	-1,432,556			-832,926	15
	-1,411,260					16
	635,843					17
	303,341					18
	906,593					19
						20
						21
07,365		-38,266			737,720	22
597,578						23
						24
		-28,788				25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
23,530,717	16,782,920	59,720,184			-4,183,222	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust- ments (f)
1						
2	Maryland Property Tax		200			
3						
4	NEW YORK					
5	GROSS INCOME					
6	Current Year			167,880	336,657	248,301
7	Prior Years	2,644				
8						
9	GROSS EARNINGS &					
10	EXCESS DIVIDENDS					
11	Current Year			68,938	98,330	-248,301
12	Prior Years	193,571				
13						
14	NY PSC ASSESSMENT					
15	Current Year			22,068	23,044	
16	Prior Years		5,932	5,932		
17						
18	NY SALES AND USE					
19	Current Year			1,200	900	
20	Prior Years		711	711		
21						
22	NY LOCAL REAL ESTATE					
23	1997					
24						
25	LOCAL REAL ESTATE -					
26	1999	1,265		-887	-2,978	
27						
28	LOCAL PROPERTY					
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
	200					2
						3
						4
						5
79,524		167,880				6
2,644						7
						8
						9
		68,938				10
	277,693					11
	-193,571					12
						13
						14
	976	22,068				15
		5,932				16
						17
						18
300		1,200				19
		711				20
						21
						22
						23
						24
						25
3,356					-887	26
						27
		277,149			-277,149	28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
23,530,717	16,782,920	59,720,184			-4,183,222	41

Name of Respondent Pennsylvania Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: l

This amount was charged to the following accounts:
409.2 $(6,900,000)
426.3 $ 736,715

Schedule Page: 262 Line No.: 3 Column: f

This amount was transferred onto PENELEC books from MIPS company 236 - Federal Income Taxes.

Schedule Page: 262 Line No.: 22 Column: f

This amount was trasferred to PA CAP Stock Prior years.

Schedule Page: 262 Line No.: 22 Column: l

This amount was charged to account 409.2

Schedule Page: 262 Line No.: 26 Column: f

this amount was transferred to the following accounts:
236 - PA CAP Stock - current Year $ 457,964
236 - PA CNI $(442,773)

Schedule Page: 262 Line No.: 26 Column: l

This amount was charged to the following accounts:
419 $ (1,910)
431 (12,053)

Schedule Page: 262 Line No.: 28 Column: f

This amount was transferred to the following accounts:
236 - PA CNI $ 2,691,718
236 - PA CAP Stock - Current year $ (400,622)

Schedule Page: 262 Line No.: 30 Column: f

This amount was transferred to account 236 - PA CNI

Schedule Page: 262 Line No.: 32 Column: f

This amount was transferred to 236 - PA CNI.

Schedule Page: 262 Line No.: 35 Column: f

This amount was transferred to account 236 - PA Gross Receipts - Prior Years.

Schedule Page: 262 Line No.: 35 Column: l

This amount was charged to account 182

Schedule Page: 262 Line No.: 36 Column: f

This amount was transferred from account 236 - PA Gross Receipts Tax - Current Year.

Schedule Page: 262 Line No.: 37 Column: f

This amount was transferred from account 236 - PA Gross Receipts Tax - Current Year.

Schedule Page: 262.1 Line No.: 2 Column: f

This amount was transferred to account 236 - PA CNI.

Schedule Page: 262.1 Line No.: 4 Column: l

This amount was charged to account 165

Schedule Page: 262.1 Line No.: 13 Column: l

This amount was charged to account 182

Schedule Page: 262.1 Line No.: 15 Column: l

This amount was charged to account 182.

Schedule Page: 262.1 Line No.: 22 Column: l

The amount in this account was charged to the following accounts:
$699,454 was originally charged to SC00 and billed to PENELEC account 236.
$ 38,266 was originally charged to SC00 and billed to PENELEC account 409.1

Schedule Page: 262.1 Line No.: 25 Column: f

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

This amount was transferred to account 236 - PA CAP Stock - Prior Years.

Schedule Page: 262.2 Line No.: 6 Column: f

This amount was transferred to the following accounts:
236 - NY Gross Earnings and Excess Dividends $ 532,602
236 - NY Francise $ (284,301)

Schedule Page: 262.2 Line No.: 11 Column: f

This amount was transferred from account 236 - NY Gross Income.

Schedule Page: 262.2 Line No.: 26 Column: l

This amount was originally charged to Nuclear and billed to PENELEC

Schedule Page: 262.2 Line No.: 28 Column: l

This amount was originally charged to SC00 and billed to PENELEC.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g). Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%	14,202,594			411	1,141,632	
4	7%						
5	10%						
6							
7							
8	TOTAL	14,202,594				1,141,632	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
13,060,962			3
			4
			5
			6
			7
13,060,962			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: i

AVERAGE PERIOD OF ALLOCATION TO INCOME

Investment Tax Credit - 4%

The respondent is (1) charging to income an amount equivalent to the current investment tax credit, (2) offsetting such charge by a credit to a deferred credit and (3) amortizing the deferred credit so created by a ratable flow-through to income over the useful life of the property. On March 9, 1972, General Public Utilities Corporation filed with the District Director of Internal Revenue, Manhatten District, on behalf of its affiliated companies (the Respondent being one of the affiliated), an election under paragraph (2) of section 46(f) of the Internal Revenue code of 1954, as amended, for allowance, with respect to public utility property, of the credit allowed by section 38 of the code. Such election provides (a) to reduce the cost of service for rate making purposes or in its regulated books of account by no more than the ratable portion of the credit allowable by Section 38, and (b) not to reduce the base to which its rate of return is applied for rate making purposes by any portion of the credit allowable by Section 38.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	TMI 2 Decommissioning	117,572,473		74,956	4,072,421	121,569,938
2						
3	Interconnection Projects	46,895				46,895
4						
5	PDMS	6,750,000		450,000	950,000	7,250,000
6						
7	Mill Creek	305,000		475,490	182,185	11,695
8						
9	Seward Site Cleanup	6,000,044		3,418		5,996,626
10						
11	Coal Miner Act Liability	769,216				769,216
12						
13	Shannon Road	1,142,889		188,641	1,456	955,704
14						
15	Other Def Cr - On Site Low Rad wa	-81,230		66	3	-81,293
16						
17	Other Def Cr - Gross-up Non Ref	18,935			229,626	248,561
18						
19	Other Def Cr - Environmental Liab	50,000			150,000	200,000
20						
21	Saxton Decommissioning	2,115,902		1,461,051	3,242,273	3,897,124
22						
23	Other Def Cr - Accd Site Cleanup	5,000		294,262	289,262	
24	Other Def Cr - Energy Future	268		268		
25	Other Def Cr - Pay't Recd Prior	572,859		910,819	2,111,464	1,773,504
26	Other Def Cr- Litigation Settlemt	850,000				850,000
27						
28	Pilot Program	379,931		379,931		
29						
30	Other Def Cr - Accd Site Cleanup	15,000		22,557	10,000	2,443
31						
32	Above market NUG Liability	940,275,679		99,756,076	6,472,340	846,991,943
33						
34	CTC Consumer Education	7,906,495		2,152,217	14,888	5,769,166
35						
36	TMI 1 Decommissioning	18,275,000		18,275,000		
37						
38	Cogentrix Buyout	26,090,000		26,090,000		
39						
40	Other Def Cr - PV of Lease GPUN				649,000	649,000
41						
42	Oth Def Cr - FirstMiss Curtail Cr				2,400,000	2,400,000
43						
44						
45	Other Def Cr - Other	8,253		36,813	36,814	8,254
46						
47	TOTAL	1,129,068,609		150,571,565	20,811,732	999,308,776

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	257,789,983	12,119,027	8,911,411
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	257,789,983	12,119,027	8,911,411
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	257,789,983	12,119,027	8,911,411
10	Classification of TOTAL			
11	Federal Income Tax	195,145,523	11,479,259	8,278,905
12	State Income Tax	62,644,460	639,768	632,506
13	Local Income Tax			

NOTES

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits		Balance at End of Year	Line No.
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
225,908	413,323	182	17,400,548	182	6,970,057	250,379,693	2
							3
							4
225,908	413,323		17,400,548		6,970,057	250,379,693	5
							6
							7
							8
225,908	413,323		17,400,548		6,970,057	250,379,693	9
							10
174,344	399,921		9,677,117		1,744,756	190,188,439	11
51,064	13,402		7,723,431		5,225,301	60,191,254	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Deferred Energy	13,123	116,203	
4	CTC Operating Nugs	349,481,360	18,286,515	-31,578,347
5	Front Street - Cost of Removal	-124,481		
6	TMI 1 Loss	50,647,243		50,666,761
7				
8	Other	592,548,871	-28,326,145	571,511,235
9	TOTAL Electric (Total of lines 3 thru 8)	992,566,116	-9,923,427	590,599,649
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Interest on FIT Refund	116,568		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	992,682,684	-9,923,427	590,599,649
20	Classification of TOTAL			
21	Federal Income Tax	753,591,169	-7,534,256	448,406,523
22	State Income Tax	239,091,515	-2,389,171	142,193,126
23	Local Income Tax			

NOTES

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
[redacted]							1
							2
						129,326	3
						399,346,222	4
						-124,481	5
	-315,326					295,808	6
							7
		182,190	11,681,340	182	104,197,805	85,227,956	8
	-315,326		11,681,340		104,197,805	484,874,831	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
477,230						593,798	18
477,230	-315,326		11,681,340		104,197,805	485,468,629	19
[redacted]							20
362,332	-239,408		8,967,961		78,061,795	367,345,964	21
114,898	-75,918		2,713,379		26,136,010	118,122,665	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: a

Other Deferred Taxes

	Beginning Balance	410.1	411.1	Account	Adj	Ending Balance
Loss on Reaq.Debt	$ 381,191	$	$ 287,544		$ 0	$ 93,647
CTC NUG Buyout	14,444,129		14,444,129		20,660,901	20,660,901
CTC TMI 1 Investment	98,354	0	88,663	282	0	9,691
CTC TMI 2 Decomm	20,522,685	0	20,522,685		0	0
CTC Customer Education	740,711	886,853	0		0	1,627,564
CTC Fossil Hydro	373,512,039	0	373,512,039		0	0
TMI 1 Decomm	7,593,311	0	7,593,311		0	0
CTC COGENTRIX	10,825,654	(3,366,739)	7,458,915		0	0
CTC NUG Deferral	15,783,973	0	14,967,286		(816,687)	0
Reg Rec-Operating NUGS	40,671,929	0	88,571,549		47,899,620	0
W/O Unamort ITC-Gross Up	8,270,960	0	0		0	8,270,960
Oth Reg Asset-FAS 109-Phase II	2,767,973	0	0		0	2,767,973
Bad Debt	(1,856,656)	4,607,742	8,575,461		0	(5,824,375)
FAS 109	68,815,873	0	0	182	(3,309,295)	65,506,578
FAS 115	7,568,612	0	0	182	(7,555,358)	13,254
NUG Contract Buyout-Erie	(2,904,545)	1,452,273	1,452,273		0	(2,904,545)
Other	25,312,678	(31,906,274)	34,037,380		35,637,284	(4,993,692)
	$592,548,871	$(28,326,145)	$571,511,235		$ 92,516,465	$ 85,227,956

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	FAS 109 Accounting for Income Tax	190	809,652	4,336,723	9,262,924
2	FAS 109 Plant Adj to 283 Gross Up	various	20,660,901	3,614,154	
3					
4	Nug Deferral Unbilled	557	739,183	1,143,300	2,621,916
5					
6	Phase II Reserve for Generation Divestiture:				
7	Homer City	various	596,567,394	5,880,348	
8	Seneca	various	30,167,217		
9	Sithe	various	328,938,006	11,753,404	
10	Liability to Ratepayers	various		582,143,210	230,590,473
11	TMI-1	various	7,823,198	24,403,866	
12	TMI-1 Nuclear fuel	421	21,827	1,258,589	
13	Deep Creek	various	13,477,440	13,477,440	
14					
15	Universal Service Program	various	1,350,105	115,925	-276,824
16					
17	Operating NUGs			213,458,852	115,438,852
18	Oth Reg Asset-Above Mkt NUG Deferral	various	77,381,248	11,142,103	184,436,562
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		1,077,936,171	872,727,914	542,073,903

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previcusly reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	341,884,424	322,754,719
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	240,065,456	228,533,163
5	Large (or Ind.) (See Instr. 4)	142,990,245	124,668,712
6	(444) Public Street and Highway Lighting	6,278,790	6,421,517
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	731,218,915	682,378,111
11	(447) Sales for Resale	134,555,118	166,943,270
12	TOTAL Sales of Electricity	865,774,033	849,321,381
13	(Less) (449.1) Provision for Rate Refunds	807,094	-29,200,000
14	TOTAL Revenues Net of Prov. for Refunds	864,966,939	878,521,381
15	Other Operating Revenues		
16	(450) Forfeited Discounts	3,652,107	3,832,501
17	(451) Miscellaneous Service Revenues	905,739	1,387,145
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	9,872,797	12,628,268
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	22,483,261	25,595,356
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	36,913,904	43,443,270
27	TOTAL Electric Operating Revenues	901,880,843	921,964,651

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
3,948,654	3,864,012	501,340	500,239	2
[redacted]				3
4,508,702	4,318,558	73,894	73,432	4
4,697,797	4,865,875	2,768	2,897	5
40,713	42,548	1,085	1,078	6
				7
				8
				9
13,195,866	13,090,993	579,087	577,646	10
2,885,500	4,219,325	24	26	11
16,081,366	17,310,318	579,111	577,672	12
				13
16,081,366	17,310,318	579,111	577,672	14

Line 12, column (b) includes $ 8,677,650 of unbilled revenues.
Line 12, column (d) includes 0 MWH relating to unbilled revenues

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 300 Line No.: 4 Column: b

Basis of classification for Commercial or Industrial sales:
Each customer is coded commercial or industrial based on the type of business or industry activity.

Schedule Page: 300 Line No.: 10 Column: b

Unmetered sales consist of Outdoor Lighting (OL) and Public Street and Highway Lighting. See page 304 for details by account.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1						
2	RESIDENTIAL SALES					
3	Rate RS	3,526,495	306,552,955	472,986	7,456	0.0869
4	Rate RT	412,175	30,783,336	26,232	15,713	0.0747
5	Rate OL	9,984	1,627,509	2,122	4,705	0.1630
6	Subtotal Residential Sales	3,948,654	338,963,800	501,340	7,876	0.0858
7						
8	Unbilled-billing period		-460,226			
9	Unbilled-accounting period		3,380,850			
10	TOTAL RESIDENTIAL SALES	3,948,654	341,884,424	501,340	7,876	0.0866
11						
12						
13	COMMERCIAL SALES					
14	Rate GS	3,014,790	189,065,960	71,683	42,057	0.0627
15	Rate GST	634,479	20,327,267	239	2,654,724	0.0320
16	Rate GP	660,639	19,623,581	160	4,128,994	0.0297
17	Rate LP	133,370	3,700,029	6	22,228,333	0.0277
18	Rate H	52,569	2,253,301	184	285,701	0.0429
19	Rate OL	12,855	1,843,702	1,622	7,925	0.1434
20	Subtotal Commerical Sales	4,508,702	236,813,840	73,894	61,016	0.0525
21						
22	Unbilled-billing period		-541,374			
23	Unbilled-accounting period		3,792,990			
24	TOTAL COMMERCIAL SALES	4,508,702	240,065,456	73,894	61,016	0.0532
25						
26						
27	INDUSTRIAL SALES					
28	Rate GS	529,016	31,537,675	2,104	251,433	0.0596
29	Rate GST	498,810	21,451,765	186	2,681,774	0.0430
30	Rate GP	1,269,000	39,365,799	202	6,282,178	0.0310
31	Rate LP	2,399,320	47,614,846	52	46,140,769	0.0198
32	Rate OL	1,651	224,313	224	7,371	0.1359
33	Subtotal Industrial Sales	4,697,797	140,194,398	2,768	1,697,181	0.0298
34						
35	Unbilled - billing period		-58,213			
36	Unbilled - accounting period		2,854,060			
37	TOTAL INDUSTRIAL SALES	4,697,797	142,990,245	2,768	1,697,181	0.0304
38						
39						
40						
41	TOTAL Billed	13,195,866	721,148,965	579,087	22,787	0.0546
42	Total Unbilled Rev.(See Instr. 6)	0	10,069,950	0	0	0.0000
43	TOTAL	13,195,866	731,218,915	579,087	22,787	0.0554

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	PUBLIC STREET & HIGHWAY					
2						
3	Rate GS	2,592	133,873	227	11,419	0.0516
4	Rate MV	28,171	4,518,005	336	83,842	0.1604
5	Rate SV	9,710	1,552,561	507	19,152	0.1599
6	Rate TS	240	32,301	15	16,000	0.1346
7	Subtotal Public Street & Highway	40,713	6,236,740	1,085	37,524	0.1532
8						
9	Unbilled - billing period					
10	Unbilled - accounting period		42,050			
11	TOTAL PUBLIC ST & HIGHWAY	40,713	6,278,790	1,085	37,524	0.1542
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	13,195,866	721,148,965	579,087	22,787	0.0546
42	Total Unbilled Rev.(See Instr. 6)	0	10,069,950	0	0	0.0000
43	TOTAL	13,195,866	731,218,915	579,087	22,787	0.0554

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	AEP Power Marketing Inc	OS	1	N/A	N/A	N/A
2	Citizen Lehman Power Sales	OS		N/A	N/A	N/A
3	Detriot Edison	OS		N/A	N/A	N/A
4	Enron	OS	1	N/A	N/A	N/A
5	Merchant.Energy Services	OS		N/A	N/A	N/A
6	Merrill Lynch Capital Services	OS		N/A	N/A	N/A
7	Public Service Electric & Gas Compnay	OS	1	N/A	N/A	N/A
8	Southern Energy Trading & Marketing	OS		N/A	N/A	N/A
9	Virginia Power	OS	1	N/A	N/A	N/A
10	Williams Energy Servises	OS	1	N/A	N/A	N/A
11	Reliant Energy Services	OS		N/A	N/A	N/A
12	Edison Mission	OS	1	N/A	N/A	N/A
13	Sithe, Inc.	OS		N/A	N/A	N/A
14	AmerGen	OS		N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
7,200		355,200		355,200	1
6		259		259	2
800		19,400		19,400	3
4,000		100,600		100,600	4
9,600		260,200		260,200	5
11,276		221,415		221,415	6
15,200	6,555	524,200		530,755	7
28,000		736,440		736,440	8
800		17,600		17,600	9
1,600		29,149		29,149	10
10,400	22,230	223,280	-662,726	-417,216	11
2,400		69,818	-1,721,391	-1,651,573	12
			-299,591	-299,591	13
			-419,743	-419,743	14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,885,500	**20,369,815**	**115,344,781**	**-1,159,478**	**134,555,118**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	First Energy	OS		N/A	N/A	N/A
2						
3	INTERCHANGE DELIVERED:					
4	GPU Energy companies	OS		N/A	N/A	N/A
5	PA, NJ, MD Power Agreement (PJM)	OS		N/A	N/A	N/A
6						
7	West Penn Power Company	RQ	44	2.238	2.238	2.725
8	Pennsylvania Power & Light	RQ	22	N/A	N/A	N/A
9	New York State Electric & Gas	RQ	23	N/A	N/A	N/A
10	Penn Power Company	RQ	4	N/A	N/A	N/A
11						
12	Allegheny Electric Cooperative	RQ	90	N/A	N/A	N/A
13						
14	Berlin Borough	RQ	6	3.300	3.300	4.020
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a) The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
			-54,900	-54,900	1
					2
					3
409,839	16,588,185	13,425,747	43,241	30,057,173	4
1,960,390	2,835,939	73,638,341	2,742,113	79,216,393	5
					6
6,749	90,353	100,710	105,225	296,288	7
148		14,295		14,295	8
151		13,976		13,976	9
107		9,590		9,590	10
					11
375,490		24,903,150		24,903,150	12
					13
9,984	198,168	199,680	112,215	510,063	14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,885,500	**20,369,815**	**115,344,781**	**-1,159,478**	**134,555,118**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for long-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	East Conemaugh Borough	RQ	7	0.968	0.968	1.084
2	Girard Borough	RQ	2	6.463	6.463	7.240
3	Hooversville Borough	RQ	8	0.782	0.782	0.937
4	Smethport Borough	RQ	3	2.449	2.449	2.722
5	Summerhill Borough	RQ	9	0.588	0.588	0.755
6						
7	Unbilled Revenues			N/A	N/A	N/A
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
5,735	122,057	114,691	112,594	349,342	1
13,354	238,793	121,616	99,750	460,159	2
2,147	48,315	42,944	18,701	109,960	3
7,054	146,928	141,072	96,069	384,069	4
3,070	72,292	61,408	61,265	194,965	5
					6
			-1,392,300	-1,392,300	7
					8
					9
					10
					11
					12
					13
					14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,885,500	**20,369,815**	**115,344,781**	**-1,159,478**	**134,555,118**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 1 Column: a

Represents power sold to other energy suppliers.
Page 310, Lines 1 through 12.

Schedule Page: 310 Line No.: 11 Column: j

GPU Energy companies receive credits for reactive power from the PJM (included on Page 310.1, line 5) and reimburse those companies which provide reactive power for GPU Energy service territories.
Page 310, Column j, Lines 11 through 14 and Page 310.1, Column j, Line 1.

Schedule Page: 310.1 Line No.: 4 Column: a

GPU Energy companies include, in addition to the Respondent, Jersey Central Power and Light Company and Metropolitan Edison Company, both of which are affiliates of the Respondent.

Schedule Page: 310.1 Line No.: 4 Column: j

Ancillary Services - FERC Order #888.

Schedule Page: 310.1 Line No.: 5 Column: a

Represents power sold through the PA-NJ-MD interconnection (PJM).

Schedule Page: 310.1 Line No.: 5 Column: j

Ancillary Services - FERC Order #888.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	-6,237	2,567,809
5	(501) Fuel	-148,604	72,064,326
6	(502) Steam Expenses	-6,495	3,270,619
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	-4,153	1,220,764
10	(506) Miscellaneous Steam Power Expenses	-986,713	10,580,550
11	(507) Rents	-10,289	20,418
12	(509) Allowances		844,695
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	-1,162,491	90,569,181
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	-3,344	870,426
16	(511) Maintenance of Structures	8,548	1,465,231
17	(512) Maintenance of Boiler Plant	29,686	10,749,038
18	(513) Maintenance of Electric Plant	-3,727	2,713,197
19	(514) Maintenance of Miscellaneous Steam Plant	-6,832	1,408,131
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	24,331	17,206,023
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	-1,138,160	107,775,204
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	-95,086	7,581,078
25	(518) Fuel	256,956	8,076,002
26	(519) Coolants and Water	741	213,843
27	(520) Steam Expenses	-25,060	5,014,883
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	-13	501,297
31	(524) Miscellaneous Nuclear Power Expenses	-5,026	3,420,997
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	132,512	24,808,100
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	1,508	1,504,488
36	(529) Maintenance of Structures	129	334,018
37	(530) Maintenance of Reactor Plant Equipment	-86,425	2,140,395
38	(531) Maintenance of Electric Plant	-19,516	1,488,208
39	(532) Maintenance of Miscellaneous Nuclear Plant	-5,961	350,902
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	-110,265	5,818,011
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	22,247	30,626,111
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	-1,813	211,619
45	(536) Water for Power		127,164
46	(537) Hydraulic Expenses		-225,258
47	(538) Electric Expenses	-20,781	677,581
48	(539) Miscellaneous Hydraulic Power Generation Expenses	5,257	176,887
49	(540) Rents		63,979
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	-17,337	1,031,972

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering	-345	1,296,286
54	(542) Maintenance of Structures		9,672
55	(543) Maintenance of Reservoirs, Dams, and Waterways	6,446	580,519
56	(544) Maintenance of Electric Plant	-977	647,873
57	(545) Maintenance of Miscellaneous Hydraulic Plant		37,526
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	5,124	2,571,876
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	-12,213	3,603,848
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	-465	39,240
63	(547) Fuel	2,739	1,715,443
64	(548) Generation Expenses	-79	17,056
65	(549) Miscellaneous Other Power Generation Expenses	687	58,811
66	(550) Rents		
67	TOTAL Operation (Enter Total of lines 62 thru 66)	2,882	1,830,550
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	-119	6,530
70	(552) Maintenance of Structures		12,248
71	(553) Maintenance of Generating and Electric Plant	1,164	203,161
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	26	5,230
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	1,071	227,169
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	3,953	2,057,719
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	544,992,450	285,601,172
77	(556) System Control and Load Dispatching	4,588,684	3,838,580
78	(557) Other Expenses	1,230,952	-5,214,243
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	550,812,086	284,225,509
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	549,687,913	428,288,391
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	928,738	722,010
84	(561) Load Dispatching	989,993	270,245
85	(562) Station Expenses	60,065	86,194
86	(563) Overhead Lines Expenses	246,028	12,247
87	(564) Underground Lines Expenses		463
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	1,374,646	2,415,228
90	(567) Rents	2,610,052	3,418,011
91	TOTAL Operation (Enter Total of lines 83 thru 90)	6,209,522	6,924,398
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	388,105	67,146
94	(569) Maintenance of Structures	377,408	114,837
95	(570) Maintenance of Station Equipment	1,934,010	1,887,108
96	(571) Maintenance of Overhead Lines	2,268,971	2,575,524
97	(572) Maintenance of Underground Lines	1,158	692
98	(573) Maintenance of Miscellaneous Transmission Plant	27,182	94,349
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	4,996,834	4,739,656
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	11,206,356	11,664,054
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	3,432,838	764,635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	1,767,796	414,992
106	(582) Station Expenses	702,378	1,233,012
107	(583) Overhead Line Expenses	1,530,749	2,290,028
108	(584) Underground Line Expenses	1,990,799	2,139,637
109	(585) Street Lighting and Signal System Expenses	-125,683	53,961
110	(586) Meter Expenses	923,529	1,097,612
111	(587) Customer Installations Expenses	3,865,067	3,831,468
112	(588) Miscellaneous Expenses	8,384,316	14,966,431
113	(589) Rents	1,424,307	1,427,397
114	TOTAL Operation (Enter Total of lines 103 thru 113)	23,896,096	28,219,173
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	1,179,743	443,148
117	(591) Maintenance of Structures	92,139	798,521
118	(592) Maintenance of Station Equipment	2,979,235	2,954,555
119	(593) Maintenance of Overhead Lines	18,120,857	18,649,111
120	(594) Maintenance of Underground Lines	974,791	1,771,262
121	(595) Maintenance of Line Transformers	290,846	1,167,756
122	(596) Maintenance of Street Lighting and Signal Systems	1,558,854	1,099,909
123	(597) Maintenance of Meters	615,686	732,548
124	(598) Maintenance of Miscellaneous Distribution Plant	94,812	482,433
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	25,906,963	28,099,243
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	49,803,059	56,318,416
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	2,018,402	1,070,452
130	(902) Meter Reading Expenses	9,561,530	9,585,672
131	(903) Customer Records and Collection Expenses	9,864,162	10,246,157
132	(904) Uncollectible Accounts	20,667,000	8,409,139
133	(905) Miscellaneous Customer Accounts Expenses	295,379	199,256
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	42,406,473	29,510,676
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	3,452,121	623,131
138	(908) Customer Assistance Expenses	7,157,235	6,127,683
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses	681,246	1,154,497
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	11,290,602	7,905,311
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	19,947	66,629
152	(921) Office Supplies and Expenses	3,227,110	4,378,631
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	42,352,297	57,561,741
156	(924) Property Insurance	1,072,501	975,051
157	(925) Injuries and Damages	3,173,080	517,016
158	(926) Employee Pensions and Benefits	45,473	-44,662
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses		
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	102,471	113,613
163	(930.2) Miscellaneous General Expenses	-22,365,008	287,993
164	(931) Rents	5,339,034	5,829,415
165	TOTAL Operation (Enter Total of lines 151 thru 164)	32,966,905	69,685,427
166	Maintenance		
167	(935) Maintenance of General Plant	299,037	319,911
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	33,265,942	70,005,338
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	697,660,345	603,692,186

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	12/31/2000
2. Total Regular Full-Time Employees	0
3. Total Part-Time and Temporary Employees	0
4. Total Employees	0

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 320 Line No.: 1 Column: Prd End

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, all of Penelec's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1,1999. For this purpose, GPU Service Inc., has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Niagara Mohawk Power Corp.	RQ				
2	Pennsylvania Power & Light	RQ				
3	New York State Electric & Gas	RQ	1			
4	Wellsboro Electric Co.	RQ				
5	UGI Corporation	RQ				
6	Tri County Electric Coop	RQ				
7	American Hydro-Oakland Dam	RQ				
8	American Hydro-Warrior Ridge	RQ				
9	Hammermill Paper Group	OS				
10	Indiana University of Pennsylvania	OS				
11	General Electric Corp	OS				
12	Erie Coke	OS				
13	Piney Creek	OS				
14	Proctor and Gamble	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
282			9,260	33,904		43,164	1
1,729				138,847		138,847	2
1,823				282,693		282,693	3
122				7,954		7,954	4
1				137		137	5
81				7,466		7,466	6
1,324				94,513		94,513	7
5,796				409,945		409,945	8
1,282				33,508		33,508	9
120,086				4,889,893		4,889,893	10
43,283				951,843		951,843	11
				-272		-272	12
268,825				19,987,355		19,987,355	13
9,310				207,364		207,364	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Northeast Borough	OS				
2	Air Products & Chemicals-Cambria Cogen	OS				
3	Frontier Energy (Ringgold)	OS				
4	Conemaugh Dam	OS				
5	Corry Sewage	OS				
6	Ebensburg Power Corp.	OS				
7	Windmill Customers	OS				
8	Yough Hydro	OS				
9	Scrubgrass Generating Co.	OS				
10	Colver	OS				
11	Lakeview	OS				
12	Allegheny Electric Cooperative, Inc.	OS				
13	Constellation Power Sources	OS				
14	Detriot Edison	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
175				7,876		7,876	1
716,562				60,048,532		60,048,532	2
72,850				5,285,879		5,285,879	3
47,479				3,194,858		3,194,858	4
5				157		157	5
402,687				31,967,870		31,967,870	6
51				1,124		1,124	7
37,651				2,062,498		2,062,498	8
657,257				47,875,365		47,875,365	9
693,860				43,573,963		43,573,963	10
40,910				1,149,575		1,149,575	11
20,699				281,490		281,490	12
49,600				1,243,727		1,243,727	13
4,000				193,841		193,841	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Edison Mission	OS				
2	DTE Co-Energy	OS				
3	Enron Power Marketer	OS	1			
4	AEP Power Marketing	OS	1			
5	Morgan Stanley	OS				
6	Koch Power Services	OS				
7	Merrill Lynch	OS				
8	Merchant Energy Group	OS				
9	Pennsylvania Power & Light	OS				
10	Public Service Electric & Gas	OS	1	9	9	9
11	PG&E Energy Trading	OS				
12	NYSEG	OS				
13	New York Power Authority	OS				
14	Rainbow Energy Marketing	OS				
	Total					

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
85,600			24,179,633	5,603,200		29,782,833	1
17,850				468,936		468,936	2
689,700				20,561,221		20,561,221	3
1,818,672				75,777,467		75,777,467	4
464,000				38,883,378		38,883,378	5
52,000				1,692,800		1,692,800	6
1,234,257				39,786,336		39,786,336	7
175,200				5,563,802		5,563,802	8
			558			558	9
229,600			104,753	7,840,728		7,945,481	10
46,400				1,377,840		1,377,840	11
							12
18,908			152,971	81,352		234,323	13
16,350				342,450		342,450	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Reliant Energy Service	OS				
2	Select Energy	OS				
3	Sithe	OS				
4	Sempra	OS				
5	Southern Energy Trading	OS				
6	William Energy Service	OS				
7	PECO Energy	OS		6	6	6
8	TXU Energy Trading	OS				
9	Virginia Power	OS				
10	Amergen	OS				
11	PJM Interconnection	OS				
12	GPU Energy companies	OS				
13	NUG Deferred Costs	OS				
14	Loss on Futures Contracts & Options	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
338,150			14,200,209	10,967,651		25,167,860	1
620,825				17,119,583		17,119,583	2
			9,924,696	2,052		9,926,748	3
183,200				5,365,515		5,365,515	4
152,000				4,941,480		4,941,480	5
85,302				7,960,323		7,960,323	6
45,600			79,509	1,444,200		1,523,709	7
48,800				1,882,000		1,882,000	8
232,800				10,100,753		10,100,753	9
1,786,153				47,607,665		47,607,665	10
			-64,996		33,276,309	33,211,313	11
					2,634,353	2,634,353	12
					-77,081,248	-77,081,248	13
					1,679	1,679	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Futures & Options Commission Expense	OS				
2	Energy-Option Amortization Expense	OS				
3	Capacity-Option Amortization Expense	OS				
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
				298,146		298,146	1
				7,856,966		7,856,966	2
			117,015			117,015	3
							4
							5
							6
							7
							8
							9
							10
							11
							12
							13
							14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

Borderline customers, Lines 1 through 6.

Schedule Page: 326 Line No.: 7 Column: a

Represents power purchased from non-utility generation (NUG).
Page 326, Lines 7 through 14.
Page 326.1, Lines 1 through 12.

Schedule Page: 326.1 Line No.: 12 Column: a

Represents power purchased from energy suppliers.
Page 326.1, lines 13 & 14.
Page 326.2, lines 1 through 14.
Page 326.3, lines 1 through 11.

Schedule Page: 326.3 Line No.: 11 Column: a

Represents power purchased from PA-NJ-MD interconnections of nonutility generation from Pennsylvania Power & Light.

Schedule Page: 326.3 Line No.: 11 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 12 Column: a

GPU Companies include, in addition to the respondent, Jersey Central Power & Light and Metropolitan Edison Company, both of which are affiliates of the respondent.

Schedule Page: 326.3 Line No.: 12 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 13 Column: l

Represents incremental NUG operating costs incurred above amounts reflected in current rates.

Schedule Page: 326.3 Line No.: 14 Column: l

Represents the loss derived from the liquidation of energy futures contracts.

Schedule Page: 326.4 Line No.: 1 Column: k

Represents commission expense on purchase options and futures contracts.

Schedule Page: 326.4 Line No.: 2 Column: k

Represents amortization of energy related purchase option expense.

Schedule Page: 326.4 Line No.: 3 Column: j

Represents amortization of capacity related purchase option expense.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Allegheny Electric Cooperative, Inc.	New York Power Authority	Allegheny Electric Cooperative	LF
2	Allegheny Electric Cooperative, Inc	Susquehanna Electric Station	Allegheny Electric Cooperative	LF
3	Metropolitan Edison Company	New York Power Authority	Metropolitan Edison Company	LF
4	American Municipal Power - Ohio, Inc.	New York Power Authority	Cleveland Electric Illuminating	LF
5	Allegheny Electric Cooperative, Inc	New York Power Authority	PP&L, PECO, & APS	LF
6	Borough of Berlin	New York Power Authority	Borough of Berlin	LF
7	Borough of Hooversville	New York Power Authority	Borough of Hooversville	LF
8	West Penn Power Company	West Penn Company	West Penn Company	LF
9	PJM - Network Integrated Transmission	PJM Network	PJM Network	OS
10	PJM - Other Transmission	Various	Various	OS
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
70	New York - PA Line	Various		181,187	181,187	1
45	Not Specified	Various		1,808,054	1,717,651	2
26	New York - PA Line	Metropolitan Edison		13,639	13,639	3
74	New York - PA Line	Ohio - PA Line		8,538	8,538	4
81	New York - PA Line	Various		296,071	296,071	5
6	New York - PA Line	Berlin Substation		1,169	1,169	6
8	New York - PA Line	Hooversville		522	522	7
9	Piney/Blairsville	Elko/Shingletown		1,429,977	1,429,977	8
	PJM Network	PJM Network				9
	Various	Various				10
						11
						12
						13
						14
						15
						16
						17
			0	3,739,157	3,648,754	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
1,037,774			1,037,774	1
5,992,542			5,992,542	2
15,023			15,023	3
	1,601,348		1,601,348	4
	91,091		91,091	5
3,962			3,962	6
1,768			1,768	7
251,189			251,189	8
11,455,435			11,455,435	9
2,556,947			2,556,947	10
				11
				12
				13
				14
				15
				16
				17
21,314,640	**1,692,439**	**0**	**23,007,079**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 1 Column: b

Not specified - lines 1 through 10.

Schedule Page: 328 Line No.: 3 Column: a

Metropolitan Edison Company is an affiliated Company.

Schedule Page: 328 Line No.: 3 Column: c

Metropolitan Edison Company is an affiliated Company.

Schedule Page: 328 Line No.: 5 Column: c

Pennsylvania Power & Light, Philadelphia Electric Company, and Allegheny Power System.

Schedule Page: 328 Line No.: 9 Column: i

MWH will be reported for Pennsylvania Electric Company by PJM Interconnection in FERC Form 582.

Schedule Page: 328 Line No.: 9 Column: j

MWH will be reported for Pennsylvania Electric Company by PJM Interconnection in FERC Form 582.

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Billing Order Write-Offs	143,521
7	Legal Settlement	-10,008
8	Bank Fees	93,567
9	Outside Director Costs	17,246
10	Phase II Restructuring Order	-21,549,636
11	Miscellaneous	-1,059,698
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	-22,365,008

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 335 Line No.: 10 Column: b

Net impact of Phase II restructuring order from the PA Public Utility Commission dated December 20, 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant	3,942,474			3,942,474
4	Hydraulic Production Plant-Conventional	-1,140,622			-1,140,622
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	5,636,780			5,636,780
8	Distribution Plant	35,497,411	2,436,610		37,934,021
9	General Plant	8,732,684			8,732,684
10	Common Plant-Electric				
11	TOTAL	52,668,727	2,436,610		55,105,337

B. Basis for Amortization Charges

FMIS	10.00%	$ 1,099, 029
Enterprise	14.29%	$ 1,336,227
Risk Management	10.00%	$ 1,354

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	INTANGIBLES						
13	303-FMIS	10,990				AMORTIZED	
14	303.3-Enterprise	9,349				AMORTIZED	
15	303.6-Risk Management	27				AMORTIZED	
16	subtotal	20,366					
17	TRANSMISSION						
18	350	11,019	66.67		1.50	SQ	49.90
19	352	5,343	46.08		2.17	R 3.0	24.00
20	353	82,961	44.84		2.23	R 3.0	21.50
21	354	25,719	59.52		1.68	R 3.0	25.90
22	355	50,057	50.76		1.97	R 2.5	27.80
23	356	86,731	52.08		1.92	R 2.0	26.80
24	356.1	10,334	58.14		1.72	SQ	29.60
25	357	4	45.87		2.18	R 3.0	9.90
26	359	7	64.10		1.56	SQ	33.00
27	subtotal	272,175					
28							
29	DISTRIBUTION						
30	360	16,241	36.10		2.77	SQ	24.10
31	361	11,102	50.25		1.99	R 3.0	27.30
32	362	152,353	59.76		1.97	R 1.0	31.30
33	364	294,876	45.66		2.19	R 1.0	35.70
34	365	333,337	46.51		2.15	R 1.0	35.30
35	365.1	15,398	62.11		1.61	SQ	41.80
36	366	29,233	69.44		1.44	R 3.0	43.60
37	367	93,599	43.67		2.29	R 1.5	33.90
38	368	175,358	35.97		2.78	S 0.0	25.00
39	369	42,346	36.36		2.75	R 0.5	20.70
40	369.1	38,305	36.10		2.77	R 3.0	25.20
41	370	52,204	26.74		3.74	R 2.0	21.30
42	371	-13	51.02		1.96	R 2.0	14.50
43	371.1	28,538	16.84		5.94	O1	10.40
44	371.2	224	20.41		4.90	SQ	18.60
45	371.23	148	10.37		9.64	SQ	8.50
46	372	216	36.50		2.74	SQ	9.20
47	373	23,278	20.20		4.95	O1	10.90
48	subtotal	1,306,743					
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	GENERAL						
13	389	9	88.50		1.13	SQ	18.50
14	390	45,694	49.50		2.02	S 0.0	35.80
15	391.1	7,247	30.03		3.33	Amortized	
16	391.2	4,467	30.03		3.33	Amortized	
17	391.3	10,710	3.00		33.33	Amortized	
18	393	1,627	34.97		2.86	Amortized	
19	394	10,592	40.00		2.50	Amortized	
20	395	7,414	44.05		2.27	Amortized	
21	396	4,506	19.49		5.13	S 1.0	5.70
22	397	55,741	26.60		3.76	S 2.0	16.20
23	398	4,267	30.96		3.23	Amortized	
24	subtotal	152,274					
25							
26	CLEARING ACCOUNTS						
27	392.2	23				SQ	
28	392.3	22	88.50		1.13	SQ	93.50
29	392.4	3,579	24.04		4.16	R 1.5	17.60
30	392.5	840	24.04		4.16	R 1.5	17.60
31	subtotal	4,464					
32							
33	TOTAL	1,756,022					
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(a) Miscellaneous Amortization - Account 425	
2		
3	(b) Miscellaneous Income Deductions - Account 426	
4		
5	Donations - Account 426.1	
6	United Way	80,010
7	Emergency and Community Services	330,100
8	Educational Programs	2,850
9	Cultural Development	5,100
10	Community Cornerstone Grants	14,500
11	Utility Services Agencies	75,000
12	Other	5,476
13		
14	Total - 426.1	513,036
15		
16	Life insurance - Account 426.2	-501,647
17		
18		
19	Total - 426.2	-501,647
20		
21	Penalties - Account 426.3	
22	Tax penalties-Prior Yr. Accrual Reversal	-6,900,000
23	Miscellaneous items less than 5%	813
24		
25	Total - 426.3	-6,899,187
26		
27	Expenditures for Certain Civic, Political,	
28	and Related Activities - Account 426.4	
29	Expenses for services provided by GPU on	
30	behalf of Pennsylvania Electric Company	917,512
31	Miscellaneous items less than 5%	
32		
33	Total - 426.4	917,512
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance, 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Other Deductions - 426.5	
2	Other Regulatory Asset - TMI 2 Decommissioning	3,767,513
3	Write off Net Present Value - GPU Nuclear Lease	649,000
4	Miscellaneous items less than 5%	-26,068
5		
6	Total - 426.5	4,390,445
7		
8	(c) Interest on Debt to Associated Companies - 430	
9	Deferrable interest on subordinated debentures	
10	to Penelec Capital II L.P. 8.75%	6,826,647
11		
12	Total - 430	6,826,647
13		
14	(d) Other Interest Expense - Account 431	
15	FIT Deficiency	3,328,100
16	FIT Deficiency - MIPS	53,696
17	DOE Spent Nuclear Fuel Fee (5.525%-6.257%)	1,010,781
18	Customer Deposits (4.39%res. & 6.00 %Non-res.)	246,752
19	Deferred Compensation	583
20	Interest Accrued on STD	5,020,236
21	RCA Fee Accrual	82,246
22	Miscellaneous - Various Items	258,989
23		
24	Total - 431	10,001,383
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	Federal Energy Regulatory Commission :				
2					
3	Annual Assessment	405,061		405,061	
4					
5	AEC v. Penelec				
6	EL00-88-00		26,438	26,438	
7					
8	Pennsylvania Public Utility Commission:				
9					
10	Annual Assessment	1,311,254		1,311,254	
11					
12	Restructuring - Phase 2				
13	Docket #R-974009		52,418	52,418	
14					
15	Competitive Default Services				
16	Docket #R-974009		117,894	117,894	
17					
18	New York Public Service Commission				
19					
20	Restructuring		25,143	25,143	
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,716,315	221,893	1,938,208	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
							2
Electric	921	405,061					3
							4
							5
Electric	923	26,438					6
							7
							8
							9
Electric	408	1,311,254					10
							11
							12
Electric	923	52,418					13
							14
							15
Electric	923	117,894					16
							17
							18
							19
Electric	923	25,143					20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		1,938,208					46

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 350 Line No.: 8 Column: a

Amounts identified for individual cases do not include all costs incurred. Only incremental costs above a certain threshold were included.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production			
4	Transmission			
5	Distribution			
6	Customer Accounts			
7	Customer Service and Informational			
8	Sales			
9	Administrative and General			
10	TOTAL Operation (Enter Total of lines 3 thru 9)			
11	Maintenance			
12	Production			
13	Transmission			
14	Distribution			
15	Administrative and General			
16	TOTAL Maint. (Total of lines 12 thru 15)			
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)			
19	Transmission (Enter Total of lines 4 and 13)			
20	Distribution (Enter Total of lines 5 and 14)			
21	Customer Accounts (Transcribe from line 6)			
22	Customer Service and Informational (Transcribe from line 7)			
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)			
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)			
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)			
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant			
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)			
69	Plant Removal (By Utility Departments)			
70	Electric Plant			
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)			
74	Other Accounts (Specify):			
75				
76				
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts			
96	TOTAL SALARIES AND WAGES			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 354 Line No.: 96 Column: d

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, all of Penelec's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1, 1999. For this purpose, GPU Service Inc., has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	
4	Nuclear	
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	
10	Purchases	11,539,107
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	3,739,157
17	Delivered	3,648,754
18	Net Transmission for Other (Line 16 minus line 17)	90,403
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	11,629,510

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	13,195,866
23	Requirements Sales for Resale (See instruction 4, page 311.)	423,989
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,461,511
25	Energy Furnished Without Charge	-5,037,599
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	
27	Total Energy Losses	585,743
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	11,629,510

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	Day of Month (e)	Hour (f)
29	January	1,031,340	213,540	2,583	17	1900
30	February	936,701	246,005	2,469	2	1900
31	March	899,373	225,954	2,300	2	1900
32	April	698,152	17,838	2,189	13	900
33	May	855,339	151,304	2,319	9	1400
34	June	1,082,856	256,183	2,440	26	1800
35	July	1,025,646	260,511	2,482	31	1500
36	August	1,141,041	237,481	2,458	9	1400
37	September	1,030,534	223,482	2,325	1	1400
38	October	1,059,237	255,494	2,139	9	2000
39	November	1,079,792	224,022	2,316	20	1800
40	December	789,499	149,697	2,517	21	1900
41	TOTAL	11,629,510	2,461,511			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 401 Line No.: 25 Column: b

Energy Furnished Without Charge:
Represents <5,037,599> Mwh included in line 22, Sales to Ultimate Customers, that were delivered and billed to Shopping Customers and provided by external suppliers.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Conemaugh	Juniata	500.00		ST	106.27		1
2	Keystone	Conemaugh	500.00		ST	25.87		1
3	Keystone	Juniata	500.00		ST	102.51		1
4	Keystone Corridor							
5								
6	Test	Wayne	345.00		WPCF	113.67		1
7	Wayne	Erie West	345.00		ST	7.28		1
8	Erie South	Erie West	345.00		ST	21.12		1
9	Erie West	Ohio State	345.00		ST	2.15		1
10	Erie West	Ohio State	345.00		STHF	5.02		1
11								
12								
13	Seward	Johnstown	230.00		WPHF	6.67		1
14	Glade	Seneca	230.00		WPHF	0.70		1
15	Homer City	Seward	230.00		WPHF	13.59		1
16	Homer City	Seward	230.00		ST	1.17		1
17	Shawville(PPL)	Chapman	230.00		WPHF	11.97		1
18	Homer City	Johnstown	230.00		WPHF	18.85		1
19	Homer City	Johnstown	230.00		ST	0.43		1
20	E. Towanda	Peckville	230.00		WPHF	48.58		1
21	Erie South	Erie East	230.00		WPHF	13.66		1
22	Forest	Erie South	230.00		WPHF	61.78		1
23	Homer City	Hooversville	230.00		WPHF	33.01		1
24	Homer City	Hooversville	230.00		ST	1.47		1
25	Lewistown	Middletown Jct.	230.00		WPHF	0.27		1
26	Lewistown	Middletown Jct.	230.00		ST	30.46		1
27	Shawville	E. Towanda	230.00		WPHF	106.04		1
28	Shawville	E. Towanda	230.00		ST	0.07		1
29	Glade	Forest	230.00		WPHF	35.69		1
30	Shawville	Shingletown	230.00		WPHF	5.68		1
31	Shawville	Shingletown	230.00		ST	35.03		1
32	Shingletown	Lewistown	230.00		WPHF	5.44		1
33	Shingletown	Lewistown	230.00		ST	20.70		1
34								
35								
36					TOTAL	2,713.48	12.50	49

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
2493 MCM ACSR	1,488,79	13,474,840	14,963,638					1
2493 MCM ACSR	417,92	4,058,879	4,476,799					2
2493 MCM ACSR	1,427,34	12,403,429	13,830,769					3
	210,44		210,444					4
								5
2493 MCM ACSR	1,465,49	8,743,726	10,209,221					6
2493 MCM ACSR								7
1033.5 MCM AR	441,22	2,757,381	3,198,608					8
1033.5 MCM AR	3,05	685,431	688,484					9
1033.5 MCM AR								10
								11
								12
1033.5 MCM AR	65,67	335,463	401,136					13
2493 MCM ACSR		36,971	36,971					14
636 MCM ACSR	153,55	895,384	1,048,942					15
636 MCM ACSR								16
1033.5 MCM AR		338,190	338,190					17
636 MCM ACSR	204,22	1,405,039	1,609,262					18
636 MCM ACSR								19
1033.5 MCM AR	276,87	1,490,941	1,767,818					20
1033.5 MCM AR	155,10	430,666	585,774					21
1033.5 MCM AR	569,09	1,840,364	2,409,463					22
1590 MCM ACSR	571,55	3,613,166	4,184,724					23
1590 MCM ACSR								24
1033.5 MCM AR	348,53	1,192,410	1,540,945					25
1033.5 MCM AR								26
1033.5 MCM AR	767,90	4,707,595	5,475,497					27
1033.5 MCM AR								28
1033.5 MCM AR	101,27	1,181,072	1,282,345					29
1033.5 MCM AR	256,01	1,544,516	1,800,532					30
1033.5 MCM AR								31
1033.5 MCM AR								32
1033.5 MCM AR	359,06	1,119,923	1,478,988					33
								34
								35
	22,201,57	162,993,449	185,195,023	246,028	2,268,971		2,514,999	36

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Erie East	Dunkirk	230.00		WPHF	4.48		1
2	East Towanda	Hillside	230.00		WPHF	21.52		1
3	Raystown	Lewistown	230.00		WPHF	0.08		1
4	Altoona	Lewistown	230.00		ST	16.97		1
5	Johnstown	Altoona	230.00		WPHF	35.06		1
6	Johnstown	Altoona	230.00		ST	1.17		1
7	Johnstown	Bethlehem Steel	230.00		WPCF	1.45	5.45	1
8	Keystone	Homer City	230.00		WPCF	12.53		1
9	Keystone	Homer City	230.00		ST	0.51		1
10	Lewistown	Yeagertown #1	230.00		WPCF	3.97		1
11	Lewistown	Yeagertown #1	230.00		ST	0.73	0.51	1
12	Shawville	Elko	230.00		WPHF	28.55		1
13	Forest	Elko	230.00		WPHF	11.77		1
14	Lewistown	Yeagertown #2	230.00		WPHF	4.10	1.20	1
15	Glade Tap	Lewis Run	230.00		WPHF	21.48		1
16	Raystown	Lewistown	230.00		ST	27.26		1
17								
18								
19	Blairsville	Social Hall	138.00		WPHF	4.80		1
20	Roxbury	Guilford	138.00		WPHF	5.57		1
21	Brookville	Elko	138.00		WPHF	0.54		1
22	Brookville	New Bethlehem	138.00		WPHF	0.54		1
23								
24								
25	115 KV Lines					1,315.89	1.08	
26	115 KV UG Circuit							
27								
28								
29	46 KV Lines					359.33	4.26	
30	46 KV UG Circuit					0.03		
31								
32	Acct 563 and 571							
33								
34								
35								
36					TOTAL	2,713.48	12.50	49

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
1033.5 MCM AR	34,804	129,600	164,404					1
1033.5 MCM AR	160,473	716,112	876,585					2
1033.5 MCM AR								3
1033.5 MCM AR	319,203	978,046	1,297,249					4
1033.5 MCM AR	478,884	1,940,538	2,419,422					5
1033.5 MCM AR								6
1033.5 MCM	4,543	1,052,739	1,057,282					7
636 MCM ACSRR	169,386	1,183,925	1,353,311					8
636 MCM ACSR								9
1033.5M ACSR	164,469	762,076	926,545					10
1033.5 MCM AR								11
1033.5 MCM AR	265,283	1,077,000	1,342,283					12
1033.5 MCM AR	90,369	787,096	877,465					13
1033.5 MCM AR		262,295	262,295					14
1590 MCM AR	13,112	3,623,791	3,636,903					15
1033.5 MCM AR	88,801	1,736,864	1,825,665					16
								17
								18
636 MCM ACSR	55,955	193,208	249,163					19
636 MCM ACSR	30,303	179,354	209,657					20
636 MCM ACSR	6,540	46,055	52,595					21
636 MCM ACSR	5,359	82,338	87,697					22
								23
								24
	8,962,709	69,442,256	78,404,965					25
								26
								27
								28
	2,068,217	16,544,770	18,612,987					29
								30
								31
				246,028	2,268,971		2,514,999	32
								33
								34
								35
	22,201,574	162,993,449	185,195,023	246,028	2,268,971		2,514,999	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning Transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.
2. Provide separate subheadings for overhead and under- ground construction and show each transmission line separately. If actual costs of competed construction are not readily available for reporting columns (l) to (o), it is permissible to report in these columns the

Line No.	LINE DESIGNATION		Line Length in Miles	SUPPORTING STRUCTURE		CIRCUITS PER STRUCTURE	
	From	To		Type	Average Number per Miles	Present	Ultimate
	(a)	(b)	(c)	(d)	(e)	(f)	(g)
1	Green Garden	ESG Line	3.04	Single Pole	22.00	1	1
2							
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44	TOTAL		3.04		22.00	1	1

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).

3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

CONDUCTORS			Voltage KV (Operating)	LINE COST				Line No.
Size (h)	Specification (i)	Configuration and Spacing (j)	(k)	Land and Land Rights (l)	Poles, Towers and Fixtures (m)	Conductors and Devices (n)	Total (o)	
795 KCMK	ACSR		115		2,558,704		2,558,704	1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
					2,558,704		2,558,704	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Allegheny, Stonycreek Township	D-U	115.00	22.86	
2	Athens	D-U	34.50	4.80	
3	Bedford North, Bedford Township	D-U	115.00	23.00	
4			23.00	12.47	
5	Bethlehem-Gillen, Jackson Township	D-U	46.00	23.00	
6	Birmingham, Tyrone Township	D-U	46.00	34.50	
7	Blairsville East, Blairsville Borough	D-U	132.00	115.00	
8			115.00	22.86	
9	Boyer, Harborcreek Township	D-U	34.50	12.50	
10	Bradford-South, Bradford Township	D-U	34.50	12.47	
11			34.50	8.32	
12			34.50	4.16	
13	Brookville, Knox Township	D-U	132.00	34.50	
14	Buffalo Road, Lawrence Park Township	D-U	115.00	34.50	
15			34.50	12.50	
16	Cambria County Prison, Cambria Township	D-U	46.00	12.47	
17	Carlisle Pike, Shippensburg Township	D-U	115.00	23.00	
18	Catherine Street, City of Corry	D-U	34.50	12.50	
19	Central City West, Shade Township	D-U	115.00	22.86	
20	Central Erie, City of Erie	D-U	34.50	11.50	
21	Chestnut Street, City of Erie	D-U	34.50	12.50	
22			12.50	4.16	
23	Clark Road, City of Meadville	D-U	34.50	12.50	
24	Clark Summit, Cornplanter Township	D-U	115.00	34.50	
25			115.00	23.00	
26			34.50	12.47	
27	Claysburg, Greenfield Township	D-U	115.00	46.00	4.80
28			115.00	23.00	
29	Collinsville, City of Altoona	D-U	46.00	12.47	
30	Converter, City of Johnson	D-U	115.00	13.80	
31			13.80	0.20	
32	Cooper, West Taylor Township	D-U	115.00	22.86	
33	Corry Central, City of Corry	D-U	34.50	12.50	
34			34.50	4.16	
35	Corry East, Columbus Township	D-U	115.00	34.50	
36			34.50	12.47	
37	Currysville, Woodbury Township	D-U	115.00	23.00	
38	Dixonville East, Green Township	D-U	115.00	22.86	
39	Downing Avenue, City of Erie	D-U	115.00	34.50	
40			34.50	12.47	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
42	2					1
13	1					2
47	2					3
		1				4
14	1					5
14	1	1				6
112	1					7
43	2					8
14	2					9
5	1					10
5	3					11
5	1					12
42	2					13
100	2					14
7	1					15
14	1					16
60	2					17
14	2					18
25	1					19
27	1					20
7	1					21
5	1					22
14	2					23
30	3					24
20	3					25
6	1					26
30	3	1				27
25	1					28
29	2					29
80	2					30
	1					31
75	7					32
14	1					33
5	1					34
37	2					35
7	1					36
30	1					37
25	1					38
50	1					39
7	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1			34.50	12.50	
2	Dubois	D-U	115.00	34.50	
3	East Altoona, Logan Township	D-U	46.00	12.47	
4	East Pike, White Township	D-U	115.00	22.86	
5	East Sayre, Athens Township	D-U	115.00	34.50	
6	Ebensburg	D-U	46.00	12.47	
7			46.00	4.16	
8	Eclipse, Sugarcreek Township	D-U	115.00	34.50	
9			34.50	12.47	
10	Edgewood, Center Township	D-U	115.00	22.86	
11	Edinboro	D-U	34.50	12.50	
12	Edinboro South, Venango Township	D-U	115.00	34.50	
13			34.50	12.50	
14	Eldorado, Allegheny Township	D-U	46.00	34.50	
15			46.00	12.47	
16	Elm Street, City of Warren	D-U	115.00	34.50	
17	Fairview, Fairview Boro	D-U	34.50	12.50	
18		D-U	34.50	4.16	
19	Fairview, City of Altoona	D-U	46.00	12.47	
20	Fairview East, Fairview Township	D-U	115.00	34.50	
21	Farmers Valley, Keating Township	D-U	115.00	34.50	
22			34.50	12.47	
23	Franklin	D-U	34.50	12.47	
24			34.50	4.16	
25	Franklin West, City of Franklin	D-U	34.50	4.16	
26			34.50	2.40	
27	French Road, Millcreek Township	D-U	115.00	34.50	
28			34.50	12.50	
29	Front Street, City of Erie	D-U	34.50	11.50	
30	Garman, Susquehanna Township	D-U	115.00	34.50	
31	Geneva, Greenwood Township	D-U	115.00	34.50	
32			115.00	12.50	
33	Girard	D-U	34.50	4.16	
34	Glenwood, City of Erie	D-U	34.50	12.50	
35			34.50	4.16	
36	Glory, Pine Township	D-U	115.00	34.50	
37			34.50	22.86	
38	Gold, Ulysses Township	D-U	115.00	12.40	
39	Grandview, Cornplanter Township	D-U	115.00	34.50	
40			34.50	12.47	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
7	1					1
97	5					2
14	1					3
42	2					4
125	2	1				5
14	1					6
4	1	1				7
55	4					8
6	1					9
25	1					10
14	2					11
82	4					12
6	1					13
		1				14
28	2					15
50	1					16
7	1					17
4	1					18
28	2					19
112	2					20
45	2					21
5	3	1				22
6	1					23
6	1					24
4	1					25
7	1					26
180	7					27
14	1					28
27	1					29
50	1					30
30	1					31
45	2					32
10	2					33
7	1					34
6	1	1				35
28	1					36
11	1					37
10	3	1				38
25	1					39
6	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Green Garden, City of Erie	D-U	115.00	34.50	
2			34.50	12.50	
3			34.50	4.16	
4	Greenwood, Logan Township	D-U	46.00	12.47	
5	Grover, Canton Township	D-U	230.00	34.50	
6	Harvey Run, Sandy Township	D-U	115.00	34.50	
7	Haynie, Elk Township	D-U	115.00	34.50	
8	Hilltop, Daisytown Borough	D-U	115.00	22.86	
9	Hollidaysburg	D-U	46.00	12.47	
10	Hooversville	D-U	230.00	120.00	
11			115.00	22.86	
12	Huntingdon	D-U	46.00	12.47	
13	Hydracon, City of Altoona	D-U	46.00	12.47	
14	Kearsarge, Millcreek Township	D-U	34.50	12.50	
15			34.50	4.16	
16	L & R, Derry Township	D-U	46.00	12.47	
17			46.00	4.16	
18	Lake City	D-U	34.50	12.50	
19			34.50	4.16	
20	Laurel Lake, Silver Lake Township	D-U	115.00	34.50	
21			34.50	12.50	
22	Laurel Pipe Line, Blair Township	D-U	46.00	12.47	
23			46.00	2.40	
24	Lenox	D-U	115.00	34.50	
25			34.40	12.47	
26	Lewis Run, Bradford Township	D-U	230.00	115.00	
27			230.00	34.50	
28			115.00	34.50	
29			34.50	8.32	
30	Lewistown Ind. Park, Granville Township	D-U	46.00	12.47	
31	Logan, Derry Township	D-U	46.00	34.50	
32	Lowell Avenue, Millcreek Township	D-U	34.50	12.50	
33			34.50	4.16	
34	Luceme, Center Township	D-U	115.00	22.86	
35	Madera, Bigler Township	D-U	115.00	34.50	
36	Mansfield	D-U	115.00	34.50	
37			34.50	4.80	
38	McKean	D-U	34.50	12.50	
39	Meadville	D-U	34.50	4.16	
40	Mehoopany, Washington Township	D-U	115.00	13.20	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
50	1					1
57	2					2
5	1					3
14	1					4
64	1					5
25	1					6
22	1					7
60	6					8
14	1					9
200	1					10
48	2					11
28	2					12
14	1					13
14	1					14
5	1					15
14	1					16
8	1					17
6	1					18
5	1					19
28	1					20
1	3	1				21
14	1					22
5	3					23
19	3					24
4	1					25
168	1					26
56	1					27
45	2					28
2	3					29
14	1					30
11	1					31
14	1					32
6	1					33
22	1					34
47	2					35
20	1					36
3	1					37
20	1					38
28	2					39
149	3					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Meyersdale North, Summit Township	D-U	115.00	22.86	
2	Mill Street, City of Bradford	D-U	34.50	12.47	
3			34.50	2.40	
4	Montgomery Ave., Lewistown Borough	D-U	46.00	12.47	
5			46.00	4.16	
6	Morgan Street, West Mead Township	D-U	115.00	34.50	
7			34.50	12.47	
8			34.40	12.47	
9			34.50	4.16	
10	Mt. Union, Wayne Township	D-U	46.00	12.47	
11	Nanty Glo, Jackson Township	D-U	46.00	12.47	
12	Niles Valley, Delmar Township	D-U	115.00	34.50	
13	North East	D-U	34.50	12.50	
14			34.50	4.16	
15	North Meshoppen, Auburn Township	D-U	230.00	115.00	
16			115.00	34.50	
17	North Warren, Conewango Township	D-U	34.50	12.47	
18			34.50	2.40	
19	Osceola	D-U	115.00	34.50	
20			34.50	4.80	
21	Osterburg East, East St. Clair Township	D-U	115.00	23.00	
22	Oxbow, Nicholson Township	D-U	230.00	34.50	
23	Park Plaza, Logan Township	D-U	46.00	12.47	
24	Penn Mar, Addison Township	D-U	115.00	22.86	
25	Philipsburg	D-U	115.00	34.50	
26			34.50	4.16	
27	Pinecroft, Antis Township	D-U	46.00	34.50	
28	Portage	D-U	46.00	23.00	
29			46.00	12.47	
30	Powell Avenue, Millcreek Township	D-U	34.50	12.50	
31	Punxsutawney	D-U	115.00	34.50	
32			34.50	12.47	
33			34.50	4.16	
34	Rachel Hill, Richland Township	D-U	115.00	22.86	
35	Ralphton, Jenner Township	D-U	115.00	22.86	
36	Reed Street, City of Erie	D-U	34.50	12.50	
37			34.50	4.16	
38	Reeder Street, City of Johnstown	D-U	115.00	22.90	
39			115.00	22.86	
40	Reeds Gap, Tuscarora Township	D-U	115.00	24.90	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
25	1					1
5	1					2
6	1					3
6	1					4
14	1	1				5
100	3					6
10	1	1				7
		2				8
2	1					9
22	4	1				10
11	2					11
34	2					12
11	1					13
7	1					14
112	1					15
87	2					16
5	1					17
8	2					18
28	1					19
1	1					20
25	1					21
32	1					22
41	2					23
20	1					24
62	2					25
8	4	1				26
11	1	1				27
6	1					28
15	2					29
14	1					30
28	1					31
4	1					32
5	3	1				33
58	2					34
25	1					35
5	1					36
6	1					37
30	1					38
28	1					39
18	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Revloc, Cambria Township	D-U	46.00	12.47	
2	Riverside, Lewistown Borough	D-U	46.00	12.47	
3			46.00	4.16	
4	Rockwood, Black Township	D-U	115.00	22.86	
5	Rolling Meadows, Millcreek Township	D-U	115.00	34.50	
6	Sabinsville, Clymer Township	D-U	115.00	34.50	
7	Salix, Adams Township	D-U	115.00	22.86	
8	Samuel Rea Car Shop, Hollidaysburg Borough	D-U	46.00	12.47	
9	Sankertown	D-U	46.00	12.47	
10	Scalp Level, Paint Township	D-U	115.00	22.86	
11	Shade Gap, Cromwell Township	D-U	115.00	23.00	
12	Shelocta, Armstrong Township	D-U	230.00	115.00	46.20
13			115.00	23.00	
14	Smithfield	D-U	46.00	34.50	
15			46.00	12.47	
16	Snake Spring	D-U	115.00	23.00	4.80
17	Somerset	D-U	115.00	22.86	
18	South Troy, Troy Township	D-U	115.00	34.50	
19	Spangler, Barr Township	D-U	115.00	46.00	
20			46.00	12.50	
21	Springboro, Spring Township	D-U	115.00	34.50	
22	St. Benedict, West Carroll Township	D-U	46.00	12.50	
23			46.00	12.47	
24	Thompson	D-U	115.00	34.65	
25	Three Springs	D-U	115.00	23.00	
26	Tiffany, Bridgewater Township	D-U	115.00	34.50	
27			34.50	4.80	
28	Timblin	D-U	115.00	34.50	
29	Titusville	D-U	115.00	34.50	
30			115.00	22.90	
31			34.50	12.47	
32	Towanda, Boro	D-U	34.40	12.47	
33	Tower 51, Upper Yoder Township	D-U	115.00	22.86	
34			23.00	4.16	
35	Tower Hill, Rutland Township	D-U	115.00	34.50	
36	Townline Road, Millcreek Township	D-U	34.50	12.50	
37			34.50	4.16	
38	Twentieth St., City of Altoona	D-U	46.00	12.47	
39	Tyrone North, Snyder Township	D-U	115.00	46.00	4.80
40			46.00	12.47	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
22	2					1
14	1					2
5	1					3
30	1					4
50	1					5
20	4					6
30	1					7
15	3					8
14	2					9
25	1					10
25	1					11
224	1					12
22	1					13
		1				14
21	2					15
50	4					16
75	2					17
34	2					18
50	1					19
15	3	1				20
20	1					21
14	1					22
3	3					23
20	1					24
25	1					25
43	2					26
1	3					27
37	6					28
45	2					29
		1				30
11	2					31
5	1					32
42	4					33
1	3					34
50	1					35
7	1					36
6	1					37
14	1					38
67	4	1				39
11	1					40

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Two Mile Run	D-U	115.00	34.50	
2	Union City	D-U	115.00	34.50	
3			34.50	12.50	
4			34.50	4.16	
5	Utica Junction, Canal Township	D-U	115.00	34.50	
6			34.50	12.47	
7	Viscose Hill, Granville Township	D-U	46.00	12.47	
8	W & K Foundry, Blossburg Borough	D-U	34.50	12.50	
9			34.50	4.80	
10	Walnut Street, City of Erie	D-U	34.50	12.50	
11	Warren-East, Warren Borough	D-U	34.50	12.47	
12			34.50	4.16	
13	Warren-South, Meade Township	D-U	115.00	34.50	
14			34.50	12.47	
15	Waverly	D-U	34.50	8.32	
16	Westfall, Logan Township	D-U	115.00	46.00	
17			46.00	12.47	
18	Westover South, Westover Borough	D-U	115.00	34.50	
19	Whetstone, Horton Township	D-U	115.00	34.50	
20	Windber	D-U	23.00	4.16	
21	Yeagertown, Derry Township	D-U	230.00	46.00	
22			230.00	34.50	
23			46.00	34.50	
24			34.50	12.47	
25	Altoona, Frankstown Township	T-U	230.00	46.00	
26	Cambria Slope, Cambria Township	T-U	115.00	46.00	
27	East Towanda, Wyson Township	T-U	230.00	115.00	
28			115.00	34.50	
29			34.50	12.50	
30	Erie East, Northeast Township	T-U	230.00	34.50	
31	Erie South, Summit Township	T-U	345.00	230.00	
32			230.00	115.00	
33			230.00	34.50	
34			34.50	12.50	
35	Erie West, Conneaut Township	T-U	345.00	120.00	
36			115.00	34.50	
37	Forest, Ridgway Township	T-U	230.00	115.00	
38	Garrett, Sang Run #6	T-U-G	138.00	115.00	
39	Hill Valley, Shirley Township	T-U	115.00	46.00	
40	Homer City, Center Township (B)	T-U-G	345.00	230.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
28	1					1
50	2					2
7	1					3
7	1					4
10	1					5
6	1					6
14	1					7
2	1					8
13	2					9
57	2					10
11	2					11
3	1					12
30	3					13
6	1	3				14
11	1					15
52	2					16
14	1					17
20	3					18
20	1					19
14	6	2				20
150	2					21
64	1					22
50	2					23
		1				24
150	2	1				25
50	1					26
336	2					27
125	3					28
		1				29
32	1					30
504	1					31
448	2	2				32
223	3	1				33
		1				34
224	1					35
25	1					36
150	1					37
56	1					38
25	1	1				39
560	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Jackson Road, Jackson Township	T-U	115.00	46.00	13.80
2	Johnstown, Jackson Township	T-U	230.00	120.00	
3	Keystone, Plum Creek Township	T-U	500.00	230.00	
4	Lewistown, Granville Township	T-U	230.00	46.00	
5			230.00	115.00	
6	Piney	T-U	115.00	34.50	
7	Raystown, Juniata Township	T-U	230.00	46.00	
8	Roxbury, Lurgan Township	T-U	138.00	115.00	
9			115.00	23.00	
10			115.00	22.90	
11	Saxton, Liberty Township	T-U-G	115.00	23.00	
12	Seward, East Wheatfield Township	T-U-G	230.00	115.00	
13			115.00	22.86	
14	Shawville, Bradford Township		230.00	17.20	
15			115.00	34.50	
16	Summit, Cresson Township	T-U	115.00	46.00	11.95
17			46.00	12.47	
18	Three Mile Island, Londonderry Township (C)	T-A	500.00	20.90	
19	Warren, Conewango Township Oil City	T-U-G	230.00	115.00	
20	Warren	T-U	115.00	34.50	
21			34.50	0.48	
22			13.80	2.30	
23			13.80	0.48	
24	Wayne	T-U-G	345.00	120.00	
25	Williamsburg, Woodbury Township	T-U	46.00	12.47	
26					
27					
28	All substations listed above				
29	D-U substation capacities listed above				
30	T-U and T-U-G substation capacities listed above				
31	T-A substation capacities listed above				
32					
33	Substations under 10,000 KVA capacity energy not				
34	for resale - 253 distribution substations.				
35	Substations under 10,000 KVA capacity energy not				
36	for resale - 3 transmission substations.				
37		D - Distribution			
38		T - Transmission			
39		U - Unattended			
40		A - Attended			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
71	4					1
224	1					2
786	6					3
100	2					4
		1				5
42	2					6
75	1					7
112	1					8
19	3	1				9
		1				10
22	1					11
224	1					12
45	2	1				13
230	2					14
100	2					15
62	4	2				16
7	1					17
		2				18
224	1					19
125	3					20
	1					21
2	1					22
1	1					23
224	1					24
14	2					25
						26
						27
12024						28
6407						29
5617						30
						31
						32
						33
899						34
						35
7						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426.5 Line No.: 40 Column: a

Respondent's 50% ownership

Schedule Page: 426.6 Line No.: 18 Column: a

Respondent's 25% ownership

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	595,662	159,603	5,405
2	Additions During Year			
3	Purchases	25,786	4,380	271
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	25,786	4,380	271
6	Reductions During Year			
7	Retirements	22,787	935	41
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	22,787	935	41
10	Number at End of Year (Lines 1 + 5 - 9)	598,661	163,048	5,635
11	In Stock			
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use	598,661	163,048	5,635
15	In Company's Use			
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	598,661	163,048	5,635

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 3 Column: b

Represents watt-hour meters and line transformers installed during the year. Meters and transformers, at time of purchase, are included in the inventory account of GPU Service Company, an associated company. At time of installation, the equipment is transferred/sold to Pennsylvania Electric Company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote,
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities					
2	Water Pollution Control Facilities	43,142			3,397,615	3,397,615
3	Solid Waste Disposal Costs				53,905	53,905
4	Noise Abatement Equipment					
5	Esthetic Costs				376,584	376,584
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	43,142			3,828,104	3,828,104
9	Construction Work in Progress					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	97,213	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	44,619	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	141,832	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

The estimates reported in column (b) are based on the following:

Line 1 is based on year-end environmental plant balances multiplied by applicable depreciation accrual rates.

Line 2 is based on ratio of environmental capital expenditures, as related to total capital expenditures multiplied by applicable FERC expense accounts.

INDEX

Schedule	Page No.

INDEX (continued)

INDEX (continued)

ELECTRIC AND/OR GAS UTILITIES
CLASSES A AND B
ANNUAL REPORT

OF

Pennsylvania Electric Company

Exact legal name of reporting electric and/or gas utility
(If name was changed during year, show also the previous name and date of change)

2800 Pottsville Pike

Reading, PA 19605

(Address of principal business office at end of year)

FOR THE

Year ended
December 31, 2000

TO THE

STATE OF NEW YORK

PUBLIC SERVICE COMMISSION

Name, title, address and telephone number (including area code), of the person to contact concerning this report

P. R. Chatman

310 Madison Avenue, Morristown, NJ 07962 (973) 401-8236

Form 182-96

GENERAL INSTRUCTIONS

1. The completed original of this report form, properly filled out, shall be filed with the Public Service Commission, Albany, N.Y., on or before the 31st of March next following the end of the year to which the report applies. At least one additional copy shall be retained in the files of the reporting utility.

2. All utility companies upon which this report form is served are required by statute to complete and to file the report. The statute further provides that when any such report is defective or believed to be erroneous, the reporting utility shall be duly notified and given a reasonable time within which to make the necessary amendments or corrections.

3. All accounting terms and phrases used in this form are to be interpreted in accordance with the Uniform Systems of Accounts prescribed by this Commission. Whenever the term respondent is used, it shall be understood to mean the reporting utility.

4. If the report is made for a period other than the calendar year, the period covered must be clearly stated on the front cover and elsewhere throughout the report where the period covered is shown. When operations cease during the year because of the disposition of property the balance sheet and supporting schedules should consist of balances and items immediately prior to transfer (for accounting purposes). If the books are not closed as of that date, the data in the report should nevertheless be complete and the amounts reported should be supported by information set forth in, or as part of the books of account.

5. Every inquiry must be definitely answered. If "none" or "not applicable" states the fact, such an answer may be used. The annual report should be complete in itself. Reference to reports of previous years or to any paper or document should not be made in lieu of required entries except as specifically outlined.

6. Upon filing, the report may, if desired, be permanently bound. If it is so bound, the requirement for page by page identification of the reporting company set forth in paragraph 9 below, may be disregarded. Extra copies of any page will be furnished upon request.

7. If the utility conducts operations both within and without the State of New York, data should be reported so that there will be shown the quantities of commodities sold within this State, and (separately by accounts) the operating revenues from sources within this State, the operating revenue deductions applicable thereto and the plant investment as of the end of the year within this State.

8. All entries shall be made in black or dark blue except those of a contrary or opposite nature, which should be made in red or enclosed in parentheses. Inserts, if any, should be appropriately identified with the schedules to which they relate.

9. Insert the initials of the reporting utility and the year which the report covers in the space provided on each page.

10. Cents are to be omitted on all schedules except where they apply to averages and figures per unit where cents are important. The amounts shown on all supporting schedules shall agree with the item in the statement they support.

VERIFICATION

The Public Service Law requires that "... it shall be the duty of every such person and corporation to file with the Commission an annual report, verified by oath of the president, vice-president, treasurer, secretary, general manager, or receiver, if any, thereof, or by the person required to file the same. The verification shall be made by said official holding office at the time of the filing of said report, and if not made upon the knowledge of the person verifying the same shall set forth the sources of his information and the grounds of his belief as to any matters not stated to be verified upon his knowledge."

State of New Jersey ....)
) ss.:
County of Morris ....)

P.R. Chatman makes oath and

says: I am the Assistant Comptroller of Pennsylvania Electric Company ....
(Here insert the official title of the deponent) (Here insert exact name of the reporting company)

I am familiar with the preparation of the foregoing report know generally the contents thereof. The said report which

consists of FERC Form No 1 pages 1 through 450 and PSC supplemental pages 1 through 47..
(Here insert exact identification of the sections and pages comprising this report)

is true and correct to the best of my knowledge and belief. As to matters not actually stated upon my knowledge,

the sources of my information and the grounds for my belief are as follows: ....

The books and records of the Company and statements by its officers and/or employees giving facts herein set forth.

P.R. Chatman

Signature

Subscribed and sworn to before me a

....

this 10 day of April 2001

[use an impression seal] L.S.

Ellen A. Kes... MY COMMISSION EXPIRES AUGUST 7, 2005
(Signature of officer authorized to administer oaths)

(This space for use of the Public Service Commission)

Computed ....
Examined ....
Reviewed . . ..

LIST OF SCHEDULES
SUPPLEMENTAL FILING FOR ELECTRIC AND GAS COMPANIES

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT

Attach herein (following this page) the respondent's latest annual report to stockholders. If such a report is not prepared, but if audited annual financial statements on which a certified public accountant expresses an opinion are regularly prepared and distributed to bondholders, banking institutions or security analysts, submit that.

If the respondent's annual report to stockholders or audited annual financial statements are prepared on a calendar year basis, the major financial statements contained therein, i.e., Balance Sheet, Income and Retained Earnings Statement and Statement of Cash Flows, shall be reconciled with the corresponding PSC and FERC statements. The reconciliation shall contain an explanation of all differences in reporting.

If the respondent's annual report to stockholders or audited annual financial statements are prepared on a fiscal year basis, then a statement shall be included stating that, except as noted, the major financial statements are prepared on the same basis as in this annual report to the Commission and are in conformity with this Commission's applicable Uniform System of Accounts.

If reports to stockholders or audited annual financial statements are not prepared, so state below:

Attached is the Respondent's 2000 Annual Report to the Securities and Exchange Commission on Form 10-K. Included in the Form 10-K are consolidated financial statements which include the accounts of the Respondent and its subsidiaries Nineveh Water Company, The Waverly Electric Light and Power Company, and
Penelec Preferred Capital II, Inc., each of which is wholly owned.

It is our opinion that the reconciling items with respect to the PSC and FERC financial statements are minor and insignificant, and therefore, no reconciliation has been made.

NEW YORK INTRASTATE REVENUES

Show for each department the amount of gross operating revenues derived from New York intrastate utility operations during the year. If these amounts differ from the corresponding revenue figures in the Income Statement, each such difference should be explained in sufficient detail to identify the amounts by detail revenue accounts. It is intended that the amounts shown hereunder shall represent the revenues subject to assessment under Section 18a of the Public Service Law.

Line No.	Description Account (a)	Revenues Intrastate (b)	Revenues Interstate (c)
1	Electric Utility	$7,408,839	
2	Gas Utility		
3	___________Utility		
4			
5			
6			
7			
8			
9			
10	TOTALS	$7,408,839	$0

INSTRUCTIONS FOR THE RATE OF RETURN AND RETURN ON COMMON EQUITY CALCULATION

COMPUTATIONS:

	RETURN ON COMMON EQUITY
Net Operating Income	Page 114-115, Line 24, Column (e) Page 114-115, Line 24, Column (g) Page 114-115, Line 24, Column (i)
Interest Charges	Page 117, Line 64, Column (c) Allocate to electric, gas and other based on Net Utility Plant.
Preferred Stock Dividends	Page 118, Line 29, Column (c) Allocate to electric, gas and other based on Net Utility Plant.
Net Income Available for Common	Subtract Lines 2 and 3 from Line 1.
Adjusted Common Equity	Line 13 of this schedule Allocate to electric, gas and other based on Net Utility Plant.
Return on Common Equity	Divide Line 4 by Line 5.
	TOTAL COMMON EQUITY
Common Stock	Page 112, Line 2: Columns (c) and (d).
Premium on Capital Stock	Page 112, Lines 4 through 8: Columns (c) and (d).
Capital Stock Expense	Page 112, Lines 9, 10: Columns (c) and (d).
Retained Earnings	Page 118, Lines 1 and 38: Column (c). Page 112, Line 12: Columns (c) and (d).
Total	Sum Lines 7 through 10.
Investment in Subsidiary Companies	Page 110, Lines 16 and 17: Columns (c) and (d).
Adjusted Common Equity	Subtract Line 12 from Line 11.
	NET PLANT INVESTMENT
Net Plant - Electric	Page 200-201, Line 15: Column (c).
Net Plant - Gas	Page 200-201, Line 15: Column (d).
Net Plant - Other	Page 200-201, Line 15: Columns (e) through (g). Page 110, Line 14 minus Line 15: Columns (c) and (d).

RATE OF RETURN AND RETURN ON COMMON EQUITY CALCULATION

Line No.	Item	Total (a)	Electric (b)	Gas (c)	Other (d)
1	Net Operating Income	$80,305,079	$80,305,079		
	Less:				
2	Interest Charges (1)	47,563,801	47,563,801		
3	Preferred Stock Dividends (1)	0			
4	Net Income Available for Common	$32,741,278	$32,741,278	$0	$0
5	Adjusted Common Equity (1)	$450,958,059	$450,659,827	$0	$298,232
6	Return on Common Equity	7.26%	7.27%		0.00%

Calculation of Common Equity

		Beginning of Year	End of Year		Average for Year
7	Common Stock	$105,811,920	$105,811,920		$105,811,920
8	Premium on Capital Stock	290,986,959	325,986,959		308,486,959
9	Capital Stock Expense (Input as negative)				0
10	Retained Earnings	53,765,103	38,015,142		45,890,123
11	Total	450,563,982	469,814,021		$460,189,002
12	Less: Investment in Subsidiary Companies	14,276,722	4,185,163		9,230,943
13	Adjusted Common Equity	$436,287,260	$465,628,858		$450,958,059

Allocation of Net Plant between Electric, Gas and Other

		Beginning of Year	End of Year	Average for Year	Percentages
14	Net Plant - Electric	$1,213,370,777	$1,231,762,231	$1,222,566,504	99.93%
15	Net Plant - Gas			0	0.00%
16	Net Plant - Other	1,230,588	387,519	809,054	0.07%
17	Total	$1,214,601,365	$1,232,149,750	$1,223,375,558	100.00%

(1) It is acceptable to use the allocation method used in the company's last rate case proceeding. If this allocation method is used, please note "YES" here===================> ____________

It should be noted that these calculated common equity returns are not intended as an evaluation of the reasonableness of the earnings of any utility under the jurisdiction of the Public Service Commission. Also, the earned rates of return reported here are not necessarily the same that would be computed in a formal rate proceeding. Differences may occur because the data in formal proceedings are analyzed in detail and adjustments are usually made to booked amounts.

MISCELLANEOUS PLANT DATA

Furnish a summary statement for each of the accounts listed here for each department and for Common Plant if a balance of $250,000 was carried therein at any time during the year. There should be shown a brief description and amounts, of transactions earned through each such account and, except to the extent that the information is shown elsewhere in this report, opening and closing balances. If any of the property involved has an income producing status during the year, the gross income and applicable expenses (suitably subdivided) should be reported.

104 Plant Leased to Others

105 Plant Held for Future Use

114 Plant Acquisition Adjustments

118 Other Utility Plant

108 Accumulated Provision for Depreciation of Plant Leased to Others

108 Accumulated Provision for Depreciation of Plant Held for Future Use

111 Accumulated Provision for Amortization of Plant Leased to Others

111 Accumulated Provision for Amortization of Plant Held for Future Use

111 Accumulated Provision for Abandonment of Leases

111 Accumulated Provision for Amortization of Other Gas Plant Held for Future Use

115 Accumulated Provision for Amortization of Plant Acquisition Adjustments

119 Accumulated Provision for Depreciation and Amortization of Other Utility Plant

Account 105-Plant held for Future Use

Balance at 1/1/00	$527,551
Change: (Transferred to Transmission Land Rights)	(16,229)
Balance at 12/31/00	$511,322

MISCELLANEOUS PLANT DATA

Investments (Account 123 and 124)

1. Report below investments greater than or equal to $250,000 in Accounts 123, Investment in Associated Companies and 124, Other Investments.
2. Provide a subheading for each account and list thereunder the information called for, observing the instructions below.
3. Investment in Securities - List and describe each security owned, giving name of issuer. For bonds give also principal amount, date of issue, maturity, and interest rate. For capital stock state number of shares, class and series of stock. Minor investments may be grouped by classes.
4. Investment Advances - Report separately for each person or company the amounts of loans or investment advances which are subject to repayment but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. Each note should be listed giving date of issuance, maturity date, and specifying whether note is a renewal. Designate any advances due from officers, directors, stockholders or employees.
5. For any securities, notes, or accounts that were pledged, designate such securities, notes or accounts and in a footnote state the name of the pledgee and purpose of the pledge.
6. If commission approval was required for any advance made or security acquired, designate such fact and in a footnote give date of authorization and case number.
7. Interest and dividend revenues from investments should be reported in column (g), including such revenues from securities disposed of during the year.
8. In column (h) report for each investment disposed of during the year the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if different from cost) and the selling price therefor, not including any dividend or interest adjustment includible in column (g).

Line No.	Description of Investment (a)	Date Acquired (b)	Date of Maturity (c)	Book Cost Beginning Of Year (d)	Principal Amount or No. Of Shares End of Year (e)	Book Costs * End Of Year (f)	Revenues For Year (g)	Gain or Loss From Investment Disposed of (h)
1	Items less than $250,000			$15,001	4800 shares	$15,001		
2								
3	Preferred Capital							
4	Nineveh Water Company			264,991	500 pa	1,209,560		
5	Penelec Preferred Capital, Inc.			10,865,945	0	0		
6	Penelec Preferred Capital II, Inc.			3,130,785	1000 pa	2,960,602		
7								
8	Totals (Account 123)			$14,276,722		$4,185,163	$0	$0
9	Company owned life							
10	insurance (COLI)			$0		$0		
11								
12	Othr Invest: Peco Energy Option			0		440,342		
13								
14	Items less than $250,000:			2,033	5000 pa	5,000		
15								
16	Totals (Account 124)			$2,033		$445,342	$0	$0

* If book cost is different from cost to respondent, give cost to respondent in a footnote and explain difference.

SPECIAL FUNDS (Accounts 125, 126, 128)
(Sinking Funds, Depreciation Fund, Other Special Funds)

1. For each fund which exceeds $250,000 at the end of the year, report the balance below. Aggregate all other funds. Indicate nature of any fund included in Account 128, Other Special Funds.
2. Explain, for each fund, any deductions other than withdrawals for the purpose for which the fund was created.
3. If the trustee of any fund is an associated company, give name of such associated company.
4. If assets other than cash comprise any fund, furnish a list of the securities or other assets, giving interest or dividend rate of each, cost to respondent, number of shares or principal amount, and book cost at end of year.

Line No.	Name of Fund and trustee if any (a)	Balance End of Year (b)
1		
2		
3		
4		
5		
6	Total (Account 125)	$0
7		
8		
9		
10		
11		
12		
13	Total (Account 126)	$0
14		
15	Nuclear Decommissioning Funds deposited with Trustee (includes FAS 115 adj. Of $14,304,737)	$98,425,724
16		
17	NUG Trust (includes FAS 115 adj. Of $2,203,837)	190,709,963
18		
19		
20	Total (Account 128)	$289,135,687

SPECIAL DEPOSITS (Accounts 132, 133, 134)

1. For each fund which exceeds $250,000 at the end of the year, report the balance below. Aggregate all other funds
2. If any deposit consists of assets other than cash, give a brief description of such assets.
3. If any deposit is held by an associated company, give name of company.

Line No.	Description and purpose of deposit (a)	Balance End of Year (b)
21	Interest Special Deposits (Account 132)	
22	Dividend Special Deposits (Account 133)	
23	Other Special Deposits (Account 134):	
24	(Specify purpose of each other special deposit)	
25	Special Deposits: Items less than $250,000	$330,349
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37	Total (Account 134)	$330,349

NYPSC 182-96

If applicable, see insert page below:

NOTES AND ACCOUNTS RECEIVABLE (Accounts 141, 142, 143)

Summary for Balance Sheet

Show separately by footnote the total amount of notes and accounts receivable from directors, officers, and employees included in Notes Receivable (Account 141) and Other Accounts Receivable (Account 143). Disclose separately by footnote any capital stock subscriptions received included in Account 143, Other Accounts Receivable.

LINE NO.	Accounts (a)	Balance Beginning of Year (b)	Balance End of Year (c)
1	Notes Receivable (Account 141)		
2	Customer Accounts Receivable (Account 142):		
3	Gas		
4	Electric	$75,035,167	$92,851,706
5	Merchandising, Jobbing and Contract Work		
6	Other		
7	Other Accounts Receivable (Account 143)	36,070,028	18,397,310
8	Total (Accounts 142 and 143)	$111,105,195	$111,249,016
9	Less: Accumulated Provision for Uncollectible Accounts - Cr. (Account 144)	5,288,415	14,850,683
10	Total, Less Accumulated Provision for Uncollectible Accounts	$105,816,780	$96,398,333
11			
12			
13			
14			
15			

ACCUMULATED PROVISION FOR UNCOLLECTIBLE ACCOUNTS-CR. (Account 144)

1. Report below the information called for concerning this accumulated provision.
2. Explain any important adjustments of subaccounts.
3. Entries with respect to officers and employees shall not include items for utility services.

LINE NO.	Item (a)	Utility Customers (b)	Merchandising, Jobbing and Contract Work (c)	Officers and Employees (d)	Other (e)	Total (f)
21	Balance Beginning of Year	$5,288,415				$5,288,415
22	Prov. for Uncollectibles for Year	20,667,000				20,667,000
23	Accounts Written Off	16,185,283				16,185,283
24	Collection of Accounts Written Off	5,080,551				5,080,551
25	Adjustments (Explain)					0
26						0
27	Balance End of Year	$14,850,683	$0	$0	$0	$14,850,683

4. Summarize the collection and write-off practices applied to overdue customers' accounts.

Accounts in the New York area are read monthly. All bills are issued monthly and rendered at the rates contained in the currently filed tariff. Bills are due & payable on or before the dates shown on the bill, which is not less than 20 days from the mailing date for non-residential customers. Bills for residential customers are due when served or 20 days after the mailing of the bill.

Once a finaled account (removed from active status after a "Customer Off-Order" has been processed) becomes past due a series of letters may be used as a reminder to the customer with each becoming progressively stronger in language and subsequent action to be taken by the Company.

If all efforts fail to get the balance cleared within approx 90 days of when the bill is issued, the account is written off as uncollectible, and generally forwarded to a third party collection agency for further collection activity.

RECEIVABLES FROM ASSOCIATED COMPANIES (Accounts 145, 146)

1. Report particulars of notes and accounts receivable from associated companies at end of year.
2. Provide separate headings and totals for Accounts 145, Notes Receivable from Associated Companies, and 146, Accounts Receivable from Associated Companies, in addition to a total for the combined accounts.
3. For notes receivable list each note separately and state purpose for which received. Show also in column (a) date of note, date of maturity and interest rate.
4. If any note was received in satisfaction of an open account, state the period covered by such open account.
5. Include in column (f) interest recorded as income during the year, including interest on accounts and notes held any time during the year.
6. Give particulars of any notes pledged or discounted, also of any collateral held as guarantee of payment of any note or account.

Line No.	Particulars (a)	Balance Beginning of Year (b)	Debits (c)	Credits (d)	Balance End of Year (e)	Interest for Year (f)
1						
2	GPU Service	$15,515,094	0	0	$15,515,094	$888,572
3					0	
4					0	
5					0	
6					0	
7					0	
8					0	
9					0	
10					0	
11					0	
12					0	
13					0	
14	Totals (Account 145)	$15,515,094	$0	$0	$15,515,094	$888,572
15						
16	Jersey Central Power & Light	$0	$0	$0	$0	
17	Metropolitan Edison Company	0	0	0	0	
18	GPU International				0	
19	GPU Service	0	6,395,146,600	6,397,738,993	(2,592,393)	
20	GPU Advanced Resources				0	
21	GPU Telcom	30,567	656,763	419,713	267,617	
22	Ninevah		0	0	0	
23	GPU Nuclear	0	42,698,512	33,407,995	9,290,517	
24	Genco	0	94,942,549	94,581,447	361,102	
25					0	
26					0	
27					0	
28					0	
29					0	
30					0	
31					0	
32					0	
33					0	
34					0	
35					0	
36					0	
37					0	
38					0	
39					0	
40					0	
41					0	
42					0	
43					0	
44					0	
45					0	
46					0	
47					0	
48	Totals (Account 146)	$30,567	$6,533,444,424	$6,526,148,148	$7,326,843	$0

GAS STORED (ACCOUNTS 117, 164.1 AND 164.2)

1. Report below the information called for concerning inventory of gas stored.
2. The Uniform System of Accounts provides that inventory cost records be maintained on a consolidated basis for all storage projects with separate records showing the Dth of inputs and withdrawals and balance for each project, unless the storage projects are widely separated and the cost of gas therein varies significantly. If the respondent's inventory cost records are not maintained on a consolidated basis for all storage projects, furnish an explanation of the accounting followed and the reason for the deviation. Separate schedules on this schedule form should be furnished for each group of storage projects for which separate inventory cost records are maintained.
3. If during the year adjustment was made of the stored gas inventory, such as to correct for cumulative inaccuracies of gas measurements, furnish an explanation of the reason for the adjustment, the Dth and dollar amount of adjustment and account charged or credited.
4. Give a concise statement of the facts and the accounting performed with respect to any encroachment of withdrawals during the year, or restoration of previous encroachment, upon native gas constituting the "gas cushion" of any storage reservoir.
5. If the respondent uses a "base stock" in connection with its inventory accounting, give a concise statement of the basis of establishing such "base stock" and the inventory basis and the accounting performed with respect to any encroachment of withdrawals upon "base stock," or restoration of previous encroachment, including brief particulars of any such accounting during the year.
6. If respondent has provided accumulated provision for stored gas which may not eventually be fully recovered from any storage project furnish a statement showing: (a) date of Commission authorization of such accumulated provision (b) explanation of circumstances requiring such provision (c) basis of provision and factors of calculation (d) estimated ultimate accumulated provision accumulation (e) a summary showing balance of accumulated provision and entries during the year.

LINE NO.	DESCRIPTION (a)	NONCURRENT (b)	CURRENT (c)	LNG (d)	TOTAL (e)
1	BALANCE, BEGINNING OF YEAR				$0
2					
3	GAS DELIVERED TO STORAGE				
4	(CONTRA ACCT. 809)				0
5	GAS WITHDRAWN FROM STORAGE				
6	(CONTRA ACCT.808)				0
7	OTHER DEBITS OR CREDITS (Explain)				0
8					
9	NONE				
10					
11	BALANCE, END OF YEAR	$0	$0	$0	$0
12	Dth				
13	AMOUNT PER Dth				

LINE NO.		
14	State basis of segregation of inventory between current and noncurrent portions.	
15		
16	GAS DELIVERED TO STORAGE:	
17	Dth	
18	AMOUNT PER Dth	
19	Cost of gas delivered to storage:	
20	Specify: Own production (give production area, see Uniform System of Accounts);	
21	average system purchases; specific purchases (state which purchases)	
22	Does cost of gas delivered to storage include any expenses for use of respondent's	
23	transmission, storage, or other facilities? If so, give particulars and	
24	date of commission approval of the accounting.	
25		
26		
27	GAS WITHDRAWN FROM STORAGE:	
28	Dth - INCLUDES VOLUME OF Dth RELATED TO COST REPORTED ON LINE 6.........	
29	AMOUNT PER Dth	
30	COST BASIS OF WITHDRAWALS:	
31	Specify: average cost, LIFO, FIFO, (Explain any change in inventory basis	
32	during year and give date of Commission approval of the change or approval	
33	of an inventory basis different from that referred to in the Uniform	
34	System of Accounts).	
35		
36		

PREPAYMENTS (ACCOUNT 165)

1. Give below the particulars called for concerning each prepayment.
2. Report all payments for undelivered gas on line 5 and complete schedule 34 showing particulars for gas prepayments.
3. Minor items may be grouped by classes, showing number of such items.

Line No.	Nature of Prepayment (a)	End of Year Balance (b)
1	Prepaid insurance	$1,869,353
2	Prepaid rents	
3	Prepaid taxes	8,637,374
4	Prepaid interest	
5	Gas prepayments	
6	Miscellaneous prepayments: (specify:)	
7	Prepaid maintenance contracts	1,362,036
8		
9		
10		
11		
12		
13		
14	TOTAL (Account 165)	$11,868,763

OTHER CURRENT AND ACCRUED ASSETS (Accounts 172, 173, and 174)

1. Give a description and the amount of the principal items carried at the end of the year in each of the accounts listed below.
2. Minor items may be grouped by classes, showing the number of items in each group.

Line No.	Description (a)	End Of Year Balance (b)
15	Rents Receivable (Account 172)	$1,223,741
16		
17		
18		
19		
20		
21	TOTAL (Account 172)	$1,223,741
22	Accrued Utility Revenues (Account 173)	$39,514,040
23		
24		
25		
26		
27	TOTAL (Account 173)	$39,514,040
28	Miscellaneous Current and Accrued Assets (Account 174)	None
29		
30		
31		
32		
33		
34		
35	TOTAL (Account 174)	$0

GAS PREPAYMENTS UNDER PURCHASE AGREEMENTS

1. Report below the information called for concerning gas prepayments as defined in the text of Account 165, Prepayments.
2. If any prepayment at beginning of year, or incurred during year, was canceled, forfeited, or applied to another purpose, state gas volume and dollar amount, period when such prepayment was incurred, accounting disposition of prepayment amount, and give a concise explanation of circumstances causing forfeiture or other disposition of the prepayment.
3. Show totals for columns (c), (d), (e), (f) and (h).
4. If for any reason a take or pay situation is in controversy, list the amount of those prepayment claims which have not been paid, together with footnote notation that the amount is in controversy (and any explanation the respondent chooses to make).
5. If any prepayment was determined other than by reference to amounts per Dth or demand-commodity factors furnish a concise explanation of basis of computation.

LINE NO.	NAME OF VENDOR (DESIGNATE ASSOCIATED COMPANIES) (a)	SELLER FPC RATE SCH. NO. (b)	BAL. BEG. OF YEAR		BALANCE END OF YEAR		PREPAYMENTS IN CURRENT YEAR			MAKE-UP PERIOD EXPIRATION DATE (j)
			Dth (c)	AMOUNT (d)	Dth (e)	AMOUNT (f)	CENTS PER Dth (g)	Dth (h)	% OF YEAR'S REQUIRED TAKE (i)	
1										
2	NONE									
3										
4										
5										
6										
7										
8										
9										
10										
11										
12										
13										
14										
15										
16										
17										
18										
19										
20										
21										
22										
23										
24										
25										
26										
27	TOTAL		0	$0	0	$0	0.00	0.00		

Electric Energy Efficiency Projects

A. Show below the costs incurred and accounts charged during the year for electric energy efficiency projects initiated, continued or concluded during the year.

B. Indicate in column (a) applicable classification, as shown below; list in column (b) the title of projects performed under the classification.

Classifications (cl.)

1. Large scale DSM programs - programs which are generally offered to all eligible customers throughout the utility's service territory or to large numbers of customers, and which the utility undertakes to achieve specific resource planning objectives. This includes audit and information programs, even if such programs do not provide resource savings.

2. Development and support projects - projects which are more limited in scope than the large scale resource programs. The projects are intended to advance the utility's knowledge of, and experience with, specific DSM options. These projects typically do not have specific energy saving or peak reduction objectives assigned to them. These projects may include, but are not limited to, test marketing, data acquisition, and load studies.

3. Bidding Programs - programs operated by third parties, pursuant to contracts entered into following a broad based demand side RFP process including, but not limited to, those directed by Opinion 88-15.

Show separately the total amount spent during the year for the following programs:

ULIEEP - Utility Low Income Energy Efficiency Programs - Separately show all expenditures for programs undertaken to provide energy efficiency services to low income customers, pursuant to the "Order Establishing a Low Income Energy Efficiency Program in Case 89-M-124.

HIECA - Home Insulation and Energy Conservation Act programs - All programs and pilot projects operated under the Home Insulation and Energy Conservation Act.

DSM - DSM Incentive - Indicate the amount of pre-tax DSM incentive earned during the program year. Indicate whether the amount shown is an estimate or if it has been approved by the Commission.

C. Show in column (c) all costs incurred for the project during the current year. Show in column (d) the capital or expense account number charged during the year and the amount, if applicable, of annual DSM expense, or the amortized program costs, and in column (e) indicate, the unamortized accumulated DSM expenditure balances.

Electric Energy Efficiency Projects (Continued)

Line No.	cl. (a)	Project Title (b)	Cost Incurred In Current Yr. Amount (c)	Amount Charged In Current Year Acct No.	Amt. Chg (d)	Unamortized Accumulated Balances (e)
1		In 2000, there were no reportable expenditures in New York.				
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46		DSM TOTAL	0		0	0
47		ULIEEP				
48		HIECA				
49		DSM Incentive				
50		GRAND TOTAL	$0		$0	$0

NOTES PAYABLE (Account 231)

1. Report the particulars indicated concerning notes payable at end of year.
2. Give particulars of collateral pledged, if any.
3. Furnish particulars for any formal or informal compensating balance agreements covering open lines of credit.
4. Any demand notes should be designated as such in Column (c).
5. Minor amounts may be grouped by classes, showing the number of such amounts.
6. Report in total, all other interest accrued and paid on notes discharged during the year.

Line No.	PAYEE AND INTEREST RATE (a)	DATE OF NOTE (b)	DATE OF MATURITY (c)	Outstanding at End of Year (d)	INTEREST DURING YEAR ACCRUED (e)	INTEREST DURING YEAR PAID (f)
1	Merrill Lynch, 6.67%	12/8	1/3	$5,000,000	$22,233	
2	Merrill Lynch, 6.68%	12/13	1/3	3,000,000	10,577	
3	Merrill Lynch, 6.75%	12/14	1/5	9,000,000	30,375	
4	Merrill Lynch, 6.68%	12/19	1/2	11,000,000	26,534	
5	Merrill Lynch, 6.75%	12/27	1/2	4,000,000	3,750	
6	Merrill Lynch, 6.75%	12/28	1/8	11,000,000	8,250	
7	Merrill Lynch, 6.70%	12/29	1/9	12,800,000	7,147	
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20	TOTALS			$55,800,000	$108,866	$0

PAYABLES TO ASSOCIATED COMPANIES (ACCOUNTS 233 and 234)

1. Report particulars of notes and accounts payable to associated companies to end of year.
2. Provide separate totals for Accounts 233, Notes Payable to Associated Companies, and 234, Accounts Payable to Associated Companies.
3. List each note separately and state the purpose for which issued. Show also in Column (a) date of note, maturity and interest rate.
4. Include in Column (f) the amount of any interest expense during the year on notes or accounts that were paid before the end of the year.
5. If collateral has been pledged as security to the payment of any note or account, describe such collateral.

Line No.	PARTICULARS (a)	BALANCE BEGINNING OF YEAR (b)	TOTAL FOR YEAR DEBITS (c)	TOTAL FOR YEAR CREDITS (d)	BALANCE END OF YEAR (e)	INTEREST FOR YEAR (f)
1	Penelec Preferred Capital	$10,824,743	$10,824,743		$0	$0
2					0	
3					0	
4					0	
5					0	
6					0	
7	TOTALS (ACCOUNT 233)	$10,824,743	$10,824,743	$0	$0	$0
8	GPU Inc.	$12,658	$12,658	$12,658	$12,658	
9	JCP&L	5,141,390	78,961	2,856,660	7,919,089	
10	GPU Generation	0			0	
12	GPU Service	50,884,154	6,471,201,997	6,425,490,680	5,172,837	
13	Metropolitan Edison	5,970,287	13,451,168	23,416,625	15,935,744	
14	Saxton	427,973	1,975,552	1,547,579	0	
15	GPU Nuclear	4,048,624	31,985,268	27,936,644	0	
16	Penelec Preferred Capital	764,241	791,865	27,624	0	
17	TOTALS (ACCOUNT 234)	$67,249,327	$6,519,497,469	$6,481,288,470	$29,040,328	$0

OPERATING RESERVES (ACCOUNTS 228.1, 228.2, 228.3, 228.4)

1. Report below an analysis of the changes during the year for each of the above-named reserves.
2. Show title of reserve, account number, description of the general nature of the entry and the contra account debited or credited. Combine the amounts of monthly accounting entries of the same general nature. If respondent has more than one utility department, contra accounts debited or credited should indicate the utility department affected.
3. For Accounts 228.1, Accumulated Provision for Property Insurance and 228.2, Accumulated Provision for Injuries and Damages, explain the nature of the risks covered by the reserves.
4. For Account 228.4, Accumulated Miscellaneous Operating Provisions, report separately each reserve comprising the account and explain briefly its purpose.

LINE NO.	ITEM (a)	BALANCE BEGINNING OF YEAR (b)	DEBITS CONTRA ACCOUNT (c)	DEBITS AMOUNT (d)	CREDITS CONTRA ACCOUNT (e)	CREDITS AMOUNT (f)	BALANCE END OF YEAR (g)
1	Accum Prov for Property Insurance (228.1)						
2							
3	Storm Damage	$641,920	228	$641,920			$0
4	All Risk	72,090	594	45,046	924	$2,177,920	2,204,964
5							
6							
7	TOTAL ACCOUNT 228.1	$714,010		$686,966		$2,177,920	$2,204,964
8	Accum Prov for Injuries and Damages (228.2)						
9	General Liability	$3,240,901	232	$1,059,903	925	$3,581,918	$5,762,916
10	Auto Liability	63,919	232	91,902	184	204,173	176,190
11	Workers Compensation Loss	1,074,535	232	1,169,746	925	323,597	228,386
12							
13							
14	TOTAL ACCOUNT 228.2	$4,379,355		$2,321,551		$4,109,688	$6,167,492
15	Accum Prov for Pensions & Benefits (228.3)						
16	Pensions - Excess of Maximum Funding	$1,046,000	232	$16,843	926	$11,843	$1,041,000
17							
18							
19							
20							
21	TOTAL ACCOUNT 228.3	$1,046,000		$16,843		$11,843	$1,041,000
22	Accum Misc Operating Prov (228.4)						
23	Decontamination & Decommissioning Costs	$2,953,684	242	$722,541			$2,231,143
24							
25							
26							
27							
28							
29	TOTAL ACCOUNT 228.4	$2,953,684		$722,541		$0	$2,231,143

MISCELLANEOUS TAX REFUNDS

1. Report below particulars concerning all tax refunds received or used as a reduction of taxes payable during the year which are not more than $1.5 million or do not exceed $1,000 and 0.2% of the utility's operating revenues. This information is requested in compliance with Section 89.3, Notification Concerning Tax Refunds, of 16NYCRR. This report shall be inapplicable to ordinary operating refunds that are not attributable to negotiation or to new legislation, adjudication, or rulemaking (such as refunds for overpayment of estimated taxes, and carrybacks of net operating losses and investment tax credits).
2. In determining whether a refund exceeds 0.2% of operating revenues for purposes of this report, in the case of a gas, electric, steam, or combination utility, operating revenues shall be reduced by the amounts properly chargeable to the functional group of Production Operation and Maintenance expense accounts; in the case of a combination utility the refund shall be deemed to exceed 0.2% of operating revenues if, after the refund is allocated among the gas, electric and steam departments in a manner reflecting insofar as possible the extent to which the refund is related to each department's activities, one or more of the portions thus allocated exceeds 0.2% of the operating revenues of the department to which it is allocated.
3. In determining whether a refund meets the criteria stated in Instruction 1 above, multiple refunds shall be treated as a single refund if they share a common cause such as a common act of negotiation legislation, adjudication or rulemaking.
4. In this report, the utility also shall either propose a method of distributing to its customers the entire amount refunded, or show why it should not make such a distribution.

LINE NO.	Description of Item (a)	Amount (b)
1	Refund of overpayment (PSC Assessment)	$318
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34	Total	$318

NYPSC 182-96

Excess/Deficient Deferred Federal Income Tax Balances*

1. Report below the specified excess/deficient accumulated deferred Federal income taxes as of December 31 of the reporting year.
2. Protected amounts are accumulated deferred taxes that are depreciation related and are protected from rapid write-back by Section 203 (e) of the Tax Reform Act of 1986.
3. Unprotected amounts are those accumulated deferred taxes that are not subject to Section 203 (e) of the Tax Reform Act of 1986.
4. Excess/deficient deferred taxes result when there is a reduction/increase in the statutory income tax rate (e.g.. TRA-86 & Revenue Reconciliation Act of 1993) & the deferred tax balances provided are greater/less than the enacted tax rate, all calculated on a vintage year basis.

Line No.	Item (a)	Debits: Account 190 (b)	Credits: Account 281 (c)	Credits: Account 282 (d)	Credits: Account 283 (e)	Total (f)
	Excess Deferred Taxes					
1	Protected Excess Deferred Taxes					$0
2	Unprotected Excess Deferred Taxes					0
3	Total Excess Deferred Taxes	$0	$0	$0	$0	$0
	Deficient Deferred Taxes					
	Deficient Deferred FIT Balance Related to:					
4	1986 & Prior Vintage Yr. Assets/Liab.					$0
5	1987 to Current Vintage Yr. Assets/Liabs.		INFORMATION NOT READILY AVAILABLE COSTS OF COMPILING DATA WOULD BE PROHIBITIVE			0
	Average Remaining Amortization Period for:					
6	Protected Excess Deferred FIT Balance					0
7	Unprotected Excess Deferred FIT Balance					0
8	Deficient Deferred FIT Balance					$0

*NOTE: Do not include deferred Federal income taxes recorded purely from the implementation of FAS-109, Accounting for Income Taxes

TEMPORARY INCOME TAX DIFFERENCES - SFAS 109

1. Report below the accumulated deferred Federal income tax assets/liabilities, as of December 31 of the reporting year, that result purely from the implementation of SFAS - 109, "Accounting for Income Taxes", and in accordance with the Commission's associated Policy Statement (issued January 15, 1993) in Case 92-M-1005.

Line No.	Item (a)	Debits Account 190 (b)	Credits Account 281 (c)	Credits Account 282 (d)	Credits Account 283 (e)	Credits Total (f)
	AFUDC					
1	AFUDC - Net of Tax - Plant					$0
2	AFUDC - Equity Component - Plant					0
3	Other Net of Tax items (specify)					0
4						0
	Prior Flow-Through Items					
5	Depreciation		INFORMATION NOT READILY AVAILABLE COSTS OF COMPILING DATA WOULD BE PROHIBITIVE			0
6	Asset Base Difference (non - ITC)					0
7	Other (specify)					0
8						0
	ITC					
9	Section 46(f)(1) ITC					0
10	Section 46(f)(2) ITC					0
11						0
	Other Items					
12						0
13						0
14						0
15						0
16	Total	$0	$0	$0	$0	$0
17	Gross-up of above amounts for income tax effects; etc.					

EXTRAORDINARY ITEMS (Accounts 434 and 435)

1. Give below a brief description of each item included in accounts 434, Extraordinary Income and 435, Extraordinary Deductions.
2. Give reference to Commission approval, including date of approval, for extraordinary treatment of any item which amounts to less than 5% of income. (See General Instruction section 166.7 and 311.7 of the applicable Uniform System of Accounts.
3. Income tax effects relating to each extraordinary item should be listed in Column (c).

LINE NO.	DESCRIPTION OF ITEMS (a)	GROSS AMOUNT (b)	RELATED FEDERAL TAXES (c)
1	Extraordinary Income (Account 434):		
2			
3	NONE		
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21	Total Extraordinary Income	$0	$0
22	Extraordinary Deductions (Account 435):		
23			
24	NONE		
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
40			
41			
42			
43			
44			
45			
46	Total Extraordinary Deductions	$0	$0
47	Net Extraordinary Items	$0	$0

CHARGES FOR OUTSIDE PROFESSIONAL AND OTHER CONSULTATIVE SERVICES

1. Report the information specified below for all charges made during the year included in any account (including plant accounts) for outside consultative and other professional services. These services include rate, management, construction, engineering, research, financial, valuation, legal, accounting, purchasing, advertising, labor relations, and public relations, rendered the respondent under written or oral arrangement, for which aggregate payments were made during the year to any corporation, partnership, organization of any kind, or individual (other than for services as an employee or for payments made for medical and related services) amounting to more than $20,000 in the case of a Class B company or $200,000 in the case of a Class A company, including payments for legislative services, except those which should be reported in Account 426.4, Expenditures for Certain Civic, Political and Related Activities.
   (a) Name of person or organization rendering services in alphabetical order,
   (b) description of services received during year and project or case to which services relate,
   (c) total charges for the year.

2. Designate with an asterisk associated companies.

Line No.	Person or Organization	Description of Services		Total Charges ($)
1				
2	Berkshire Systems Group, Inc.	(A)		217,536
3	Brushfire Inc.	(A)		329,740
4	Dollar Energy Fund, Inc.	(A)		298,198
5	Northeastern Live Line, Inc	(A)		331,241
6	Penske Truck Leasing Co.	(A)		566,610
7	Universal Field Services	(A)		375,379
8	Western Union Fin. Serv. Inc.	(A)		472,682
9	Northeastern Live Line, Inc	(B)		232,316
10	Raytheon Engineers & Contract.	(B)		2,102,404
11	Bertha L. Thrush, Contractor	(C)		226,300
12	Camco	(C)		257,909
13	Clark Contractors, Inc.	(C)		205,195
14	Harlan Electric Company	(C)		382,280
15	Henkels & McCoy	(C)		623,311
16	J. William Foley, Inc.	(C)		604,496
17	Kings Landscaping	(C)		319,248
18	Osmose Wood Preserving Co.	(C)		1,644,846
19	PJM Interconnection	(C)		1,295,968
20	Tower Cleaning Systems, Inc.	(C)		441,926
21	Turjan Construction Company	(C)		315,182
22	Tuscano-Maher Roofing	(C)		209,585
23	Underground Utility Locating, Inc.	(C)		308,953
24	Asplundh Tree Service	(D)		4,502,416
25	Hazlett Tree Service	(D)		3,073,075
26	Independent Tree Service	(D)		1,676,401
27	Manpower	(E)		691,755
28	GPU Service *	(F)		164,301,522
29				
30				
31				
32		(A) Description of services-Outside services for professional/non-legal.		
33		(B) Description of services-Outside services for engineering		
34		(C) Description of services-Outside services for contractors/other.		
35		(D) Description of services-Outside services for tree trimming.		
36		(E) Description of services-Outside Services for temporary agencies		
37		(F) Description of services-Accounting, auditing, corporate and corporate records		
38		data processing, executive and administrative, financing, insurance, corporate		
39		employee benefit programs, legal, taxes and treasury.		
40				
41				
42				
43				
44				
45				
46				

If applicable, see insert Tab 24A

Employee Protective Plans

Report a summary of each employee program in effect at any time during the year. This schedule is intended to cover pension, profit sharing, group life insurance, accident and sickness, medical, hospital, prescription drugs, guaranteed annual wage, severance pay, and any other plan maintained for employees (or retirees), but it is not intended to cover such a plan required by law, (e.g. social security).

For each plan report:
1. the identity thereof, and the employee group covered (e.g. management, non-management, executive officers, etc.)
2. whether the benefits are provided through an insurance carrier or directly by the company.
3. the total cost for the year.

Note: If any important change is made with respect to any such plan during the year, give brief particulars.

Note: Effective 1/1/99, substantially all Pennsylvania Electric employees were transferred to GPU Service, an affiliate of the Company. Due to this change, this page is no longer applicable.

ANALYSIS OF PENSION COST

1. On lines 1-21 report the terms of the Pension Plan for the holding company or parent company; on lines 22-32 report details for the reporting company. If the reporting company has more than one pension plan, report each using separate forms.
2. Report on line 1 the actuarial present value of benefits determined as of a specific date during the calendar year according to the terms of a pension plan and based on employees' compensation and service to that date (salary progression is not considered in making this computation).
3. Report on line 2 the actuarial present value of all benefits attributed to employee service up to a specific date, based on the terms of the plan including salary progression factor for final pay and career average pay plans.
4. Report on line 3 the amount the pension plan could expect to receive for investments in a sale between a willing buyer and a willing seller, other than in a forced or liquidation sale.
5. Report on line 8 the discount rate which was used to calculate the obligations reported on Lines 1 and 2.
6. Report on Line 9 the expected long-term return on plan assets.
7. Report on line 14 the net asset gain or loss deferred during the reporting year for later recognition. Do not include in this amount amortization of previously deferred gains or losses as these amounts are to be reported on line 17.
8. Report on lines 19 through 21 and lines 29 through 32 the number of persons covered by the plan at the beginning of the policy year.
9. Report on line lines 21 and 32 the numbers of persons having vested pension rights but who are no longer employed by the company and not yet drawing a pension allowance.
10. On line 22, the term "Minimum Required Contribution" shall mean the payment by the employer to its employees' pension fund necessary to meet the requirement set forth in the Employee Retirement Income Security Act of 1974.
11. On line 24, the term "Maximum Amount Deductible" shall mean the amount of pension expense that is allowable under Section 415 of the Internal Revenue Code.
12. Report on line 26 the dollar amount applicable to the reporting company which has been included in the amount on line 18.
13. Report on line 27 the dollar amount included on line 26 which has been capitalized.

For each plan, specify and explain in the space below any accounting changes or changes in assumptions or elected options made during the reporting year. Quantify the effects of each such revision on each of the amounts reported on Page **. Use a separate insert sheet if more space is required.

ANALYSIS OF PENSION COST (Continued)

Line No.	Item (a)	Current Year (b)
	PLAN	
1	Accumulated Benefit Obligation	$ (A)
2	Projected Benefit Obligation	$ (B)
3	Fair Value of Plan Assets	$ (B)
4	Unrecognized Transition Amount (asset)	$ (B)
5	Unrecognized Prior Service Costs	$ (B)
6	Unrecognized Gains or (Losses)	$ (B)
7	Date of Valuation Reported on Lines 1 through 6	(B)
8	Discount Rate	(B)
9	Expected Long-Term Rate of Return on Assets	(B)
10	Salary Progression Rate (if applicable)	(B)
	Net Periodic Pension Cost:	
11	Service Cost	$ (B)
12	Interest Cost	(B)
13	Actual Return on Plan Assets [(Gain) or Loss]	(B)
14	Deferral of Asset Gain or (Loss)	
15	Amortization of Transition Amount	(B)
16	Amortization of Unrecognized Prior Service Cost	
17	Amortization of Gains or Losses	
18	Total Pension Cost	$ 0.0
19	Number of Active Employees Covered by Plan	6,281
20	Number of Retired Employees Covered by Plan	6,144
21	Number of Previous Employees Vested but Not Retired	4,585
	REPORTING COMPANY	
22	Minimum Required Contribution	$ 0.0
23	Actual Contribution*	$ 0.0
24	Maximum Amount Deductible*	$ 0.0
25	Benefit Payments	$ 18,659,959.0
26	Total Pension Cost	$ (B)
27	Pension Cost Capitalized	$
28	Accumulated Pension Asset/(Liability) at Close of Year	$ (B)
29	Total Number of Company Employees at Beginning of Policy Year	(C)
30	Number of Active Employees Covered by Plan	(C)
31	Number of Retired Employees Covered by Plan	1,214
32	Number of Previous Employees Vested but Not Retired	826

* Specify in the space below the reason(s) for any difference between the amounts reported on lines 23(b) and 24(b).

(A) Amount no longer available due to the implementation of FAS 132.

(B) For pension information, see Employee Benefits Footnote #10 on page 123 of the Form 1.

(C) Substantially all Pennsylvania Electric employees were transferred to GPU Service effective 1/1/99.

Note: It is acceptable to provide a specific reference to the information already contained in the notes to the financial statements.

ANALYSIS OF PENSION SETTLEMENTS, CURTAILMENTS AND TERMINATIONS

1. Report the amount of gains or losses arising from employee termination benefits or settlements, partial settlements, curtailments or suspensions of pensions or pension obligations during the year. If none have occurred, state "none" on line 5. If they qualified as "small settlements" under SFAS-88 and the company elected not to recognize the gain or loss, state "none" on line 5 and complete the applicable sections on the bottom of the form. Use separate forms to report the effect of each event and, if the event affected more than one plan, use separate forms for each plan. These events include:
   a. purchases of annuity contracts.
   b. lump-sum cash payments to plan participants.
   c. other irrevocable actions that relieved the company or the plan of primary responsibility for a pension obligation and eliminates significant risks related to the obligation and assets.
   d. an event that significantly reduces the expected of years future service for present employees who are entitled to receive benefits from that plan or that eliminates the accrual of benefits for some or all of the future services of a significant number of those employees.

   If this is the first year the company is subject to the reporting requirements of this schedule, complete separate forms for each reportable event having occurred since the company's adoption of SFAS-87 and include those forms in the current Annual Report.

2. On lines 1-15 report activities for the holding company or parent company; on line 16-18 report details for the reporting company.

3. Report on line 1 the amount of overfunding remaining (excess of plan assets, adjusted for accrued or prepaid pension costs, over the Pension Benefit Obligation), if any, from when the company first complied with SFAS-87. The amount should be adjusted by the year-to-date amortization.

4. Report on line 2 the actuarial gains and losses that occurred in prior fiscal years following compliance with SFAS-87 but have not yet been amortized. The amount should be adjusted by the year-to-date amortization.

5. Report on line 3 the actual return on plan assets (the sum of investment income and appreciation).

6. Report on line 4 the expected return on plan assets (a component of the current-year expense calculation, which should be prorated for the elapsed portion of the current year).

7. Report on line 6 the Pension Benefit Obligation (PBO) updated from the previous year-end figure to the settlement date. This amount should reflect the addition of a pro rata portion of the service cost and interest cost and the subtraction of benefit payments. It should also reflect any plan changes made during the year.

8. Convert the basis points and percentages reported on line 7 and 8 to their decimal equivalents before entering them in the formula on line 9.

9. Report on line 17 the applicable Federal income tax rate. Although no tax is currently payable on the gain and loss, it should be reflected because it represents a reduction of future pretax pension expense.

State separately below for each reportable event having occurred since the company's initial compliance with SFAS-87, and for which amortization of deferred gains or losses was not completed by December 31 of last year, the (1) type of event, e.g. settlement or curtailment, (2) date of occurrence, (3) amount of gain or loss originally deferred, (4) period of amortization specified by beginning and ending dates, and (5) amount of the current year's amortization.

ANALYSIS OF PENSION SETTLEMENTS, CURTAILMENTS AND TERMINATIONS (Continued)

Line No.	ESTIMATE OF SETTLEMENT GAIN OR LOSS (a)	(b)	(c)
	Note: For pension information, see Employee Benefits Footnote #10 on page 123 of the Form 1.		
	PLAN		
1	Unrecognized net asset		1.
2	Unrecognized net actuarial gain or (loss)		2.
	Year-to-date asset gain or (loss):		
3	Actual return	3.	
4	Expected return	4.	
5	Gain or (loss): (3)-(4)		5. 0
	Year-to-date liability gain or (loss):		
6	PBO at settlement date	6.	
7	Year-to-date increase (or decrease) in actuarial discount rate	7.	basis points
8	Percentage decrease in PBO for each 100 basis-point increase in the discou	8.	
9	Liability gain or (loss): {(6) x (7) x (8)} x 100 – see instructions		9. 0
	Settlement gain or (loss):		
10	Accounting value of obligation which was settled	10.	
11	Settlement cost (e.g., price of purchased annuity contract)	11.	
12	Settlement gain or (loss): (10)-(11)		12. 0
13	Total accumulated gain or (loss): (1)+(2)+(5)+(9)+(12)		13. 0
14	Settlement ratio: (10)/(6)		14. 0%
15	Pretax gain recognizable in current income: (13) x (14)		15. 0
	REPORTING COMPANY		
16	Portion of amount on line 15 allocated to reporting company		16.
	Tax-affected gain:		
17	Tax rate	17.	
18	Gain or (loss) after provision for income tax: 16 x [100% - (17)]		18. 0

Explain the basis of allocation used to derive the amount reported on line 16 from that reported on line 15:

For the amount reported on line 16 specify:

a. the amount recorded as income for the current year

b. the amount deferred on the balance sheet

c. amortization period for the deferred amount (specify beginning and ending dates).

Briefly describe the event (e.g., settlement, curtailment or termination with short description of the change) and the date of its occurrence.

If the event involves the purchase of an annuity contract(s), state whether they are participating or nonparticipating contracts. If they are participating, explain the terms and state the cost difference between the contract(s) purchased and identical contracts without the participating feature.

If the event qualified as a "small settlement" under SFAS 88, and the company elected not to recognize the gain or loss, state:

a. number of employees affected

b. the cost of the settlement

c. the amount of PBO settled

ANALYSIS OF OPEB COSTS, FUNDING AND DEFERRALS

1. Report on pages ** through **, the requested data concerning Postretirement Benefits Other than Pensions (OPEB). For these schedules, the measurement date, calculation of the data requested, and separate reporting for different types of OPEB plans shall be consistent with the disclosure requirements specified in SFAS-106 (Paragraphs 72-89). If the reporting company's OPEB benefits are provided through a joint plan with its parent company or holding company, report under the columnar heading "Total Company" the data applicable to the total plan (i.e., that of the parent or holding company). The columnar heading "New York State Jurisdiction" refers to the New York State jurisdictional operations of the reporting company, exclusive of amounts applicable to subsidiary companies which are subject to the Commission's jurisdiction but are separately reported.
2. The quantification of amounts reported on Lines 1 - 12 shall be as of the date reported on Line 13.
3. Report on Lines 1 - 3 the actuarial present value of benefits attributed employees' service rendered to the date reported on Line 13.
4. Report on Line 4 the amount the OPEB plan(s) could expect to receive for investments in a sale between a willing buyer and a willing seller, other than in a forced or liquidation sale.
5. Report on Lines 5 and 6 , the amounts applicable to OPEB that are recorded in internal reserves, net of their related deferred income tax effect. For New York State Jurisdictional Operations, creation of an internal reserve was required by the Commission's "Statement of Policy and Order Concerning the Accounting and Ratemaking Treatment for Pensions and OPEB" (issued September 7, 1993).
6. Report on Line 10 the amount of unrecognized net gain or loss (including plan asset gains and losses not yet reflected in the market-related value of the plan assets).
7. Report on Line 11 the amount of unrecognized net asset gain or loss not yet reflected in the market-related value of plan assets.
8. In certain instances, a portion of the New York State Jurisdiction OPEB internal reserve may not be subject to the accrual of interest (e.g. in the company's last rate case a portion of the reserve may have been used to reduce rate base). Report on Line 12 the balance of the reserve, net of its related deferred income tax effect, which is subject to the accrual of interest.
9. Report on Line 14 the discount rate which was used to calculate the obligations reported on Lines 1-3.
10. Report on Line 15 the expected long-term return on plan assets reported on Line 4.
11. Report on Line 21 the net asset gain or loss deferred during the reporting year for later recognition. Do not include in this amount amortization of previously deferred gains or losses as these amounts are to be reported on Line 24.
12. The amount reported on Line 24 is to include the amortization of gains and losses arising from changes in assumptions.

For each plan, specify and explain in the space below any accounting changes or changes in assumptions or elected options made during the reporting year. Quantify the effects of each revision on each of the amounts reported on Page **. Use a separate insert sheet if more space is necessary.

Note: For OPEB Information, see Employee Benefits Footnote #10 on page 123 of the Form 1.

ANALYSIS OF OPEB COSTS, FUNDING AND DEFERRALS (Continued)

Line No.	Item (a)	Total Company (b)
	ANALYSIS OF OPEB COSTS	**(in millions)**
	Accumulated Benefit Obligation Attributable to:	
1	Retirees Covered by the Plan	$
2	Other Fully Eligible Plan Participants	$
3	Other Active Plan Participants	$
4	Fair Value of Plan Assets Held in an Exterior Fund or Trust	$
	Plan Assets Held in an Internal Reserve (net of tax):	
5	New York State Jurisdiction	$
6	Other	$
7	Other Plan Assets (Specify ....)	$
8	Unrecognized Transition Obligation	$
9	Unrecognized Prior Service Costs	$
10	Unrecognized Gains or (Losses)	$
11	Gains or (Losses) Unrecognized in Market Related Value of Assets	$
12	NYS Jurisdiction Internal Reserve Balance Subject to Accrual of Interest (net of tax)	$
13	Date of Valuation for Amounts Reported on Lines 1 - 12.	
14	Discount Rate	
15	Expected Long-Term Rate of Return on Assets (Exterior Fund)	
16	Interest Rate Applied to NYS Jurisdiction Internal Reserve Balance	
17	Salary Progression Rate (if applicable)	
	NET PERIODIC OPEB COST	
18	Service Cost	$
19	Interest Cost	
20	Actual Return on Plan Assets [(Gain) or Loss]	
21	Deferral of Asset Gain or (Loss)	
22	Amortization of Transition Amount	
23	Amortization of Unrecognized Prior Service Cost	
24	Amortization of (Gains) or Losses from Earlier Periods	
25	(Gain) or Loss Due to a Temporary Deviation From a Substantive Plan	
26	**Net Periodic OPEB Cost**	$ 0.0

Note: For OPEB information, see Employee Benefits Footnote #10 on page 123 of the Form 1.

Note: It is acceptable to provide a specific reference to the information already contained in the notes to the financial statements.

ANALYSIS OF OPEB COSTS, FUNDING AND DEFERRALS (Continued)

1. Report on Line 3 items such as transfers of excess pension funds from the company's pension trust fund to an account set up under Section 401(h) of the Internal Revenue
2. Report on Line 5 items of income (e.g., dividends and interest).
3. The amount reported on Line 9 should be the same amount as that reported on Line 4 on Page 31.

(millions)

Line No.	Item (a)	Total Company (b)
	EXTERNALLY HELD OPEB DEDICATED FUNDS OR TRUSTS	
1	Fair Value of Plan Assets at Beginning of Period	$543
	Contributions to the Fund:	
2	Deposits of Company Funds	11
3	Transfers from Pension Related Funds	
4	Other *	
5	Income or (Loss) Earned on Fund Assets	(7)
6	Capital Appreciation or (Depreciation) of Fund Assets	
7	Cost Benefits Paid from the Fund To or For Plan Participants	(37)
8	Other Expenses Paid By the Fund **	
9	Fair Value of Plan Assets at End of the Period	$510

* Specify the source of any amount reported on Line 4.

** Specify the type and amount of any expenses reported on Line 8.

Note: Information from Employee Benefits Footnote #10 on Page 123 of the Form 1.

ANALYSIS OF OPEB COSTS, FUNDING AND DEFERRALS (Continued)

1. The data requested on Lines 1 through 12 are for the internal reserve, the establishment of which is required by the Commission's "Statement of Policy and Order Concerning the Accounting and Ratemaking Treatment for Pensions and Postretirement Benefits Other Than Pensions" (Case 91-M-0890, issued and effective September 7, 1993). The amounts reported below are to be consistent with the definitions and intent contained in that Statement.
2. The "rate allowance" to be reported on Line 2 is the amount which was projected to be charged to expense accounts (i.e., not charged to construction, depreciation, nor the rate base allowance related to capitalized OPEB costs) in the company's latest rate proceeding, adjusted to actual applicable sales as per the above Policy Statement.
3. The amount reported on Line 9 less the amount on Line 10 should total the amount reported on Line 5 of Page 33.
4. In certain instances, a portion of the OPEB internal reserve may not be subject to the accrual of interest (e.g., in the company's last rate case, a portion of the reserve may have been used as a rate base reduction). Report on Line 12 the balance of the reserve, net of its related deferred income tax effect, which is subject to the accrual of interest.
5. The Commission's September 7, 1993 Policy Statement on pensions and OPEB stated that, except under certain circumstances, the difference between 1) the rate allowance for OPEB expense, plus any pension related or other funds or credits the company is directed to use for OPEB purposes, and 2) OPEB expense determined as required therein, are to be deferred for future recovery. Report on Lines 13 through 17 the amounts relating to this requirement.

Line No.	Item (a)	New York State Jurisdiction (b)
	OPEB RELATED ASSETS RECORDED IN AN INTERNAL RESERVE	None
1	Balance in Internal Reserve at Beginning of the Period - [(Debit) / Credit]	
2	Amount of the Company's Latest Rate Allowance for OPEB Expense	
3	Amount of OPEB costs actually charged to Construction	
4	Pension Related or Other Funds or Credits this Commission Directed the Company to Use for OPEB Purposes	
5	Interest Accrued on Fund Balance	
6	Cost Benefits Paid to or for Plan Participants	
7	Amount Transferred to an External OPEB Dedicated Fund	
8	Other Debits or Credits to the Internal Reserve *	
9	Balance in Internal Reserve at End of the Period	
10	Balance of Deferred Income Tax Applicable to the Internal Reserve	
11	Interest Rate Applied to Internal Reserve Balances	
12	Internal Reserve Balance Subject to Accrual of Interest (net of tax)	
	ACCUMULATED DEFERRED OPEB EXPENSE	
13	Accumulated Deferred Balance Beginning of Period - [Debit / (Credit)]	
14	Deferral Applicable to Current Year Variation	
15	Amortization of Previous Deferrals	
16	Accumulated Deferred Balance at End of Period	
17	Balance of Deferred Income Tax Applicable to Deferred OPEB Expense at the End of Period	

* Briefly explain any amounts reported on Line 8.

SALES OF ELECTRICITY BY COMMUNITIES

1. Report below the information called for concerning sales of electricity in each community with a population of 50,000 or more, or according to operating districts or divisions constituting distinct economic areas if the respondent's records do not readily permit reporting by communities. If reporting is not by communities, the territory embraced within the reported area shall be indicated. Except for state boundaries, community areas need not hold rigidly to political boundaries and may embrace a metropolitan area and immediate environs.

LINE NO.	COMMUNITY (a)	RESIDENTIAL SALES (Account 440)			COMMERCIAL AND INDUSTRIAL SALES (Account 442)		
		OPERATING REVENUES (b)	KILOWATT - HOURS SOLD (c)	AVG. NO. OF CUST. PER MO. (d)	OPERATING REVENUES (e)	KILOWATT - HOURS SOLD (f)	AVG. NO. OF CUST. PER MO. (g)
1							
2	Regions:			501,340			76,662
3							
4	Laurel	$98,991,296	1,158,597,923		$99,570,699	2,267,838,985	
5	Lake Erie	60,006,818	693,442,637		73,675,329	1,822,784,102	
6	Allegheny	53,220,077	606,311,722		81,237,507	2,080,911,798	
7	Susquehanna	43,565,659	513,458,977		42,250,670	1,090,306,369	
8	Juniata	82,719,724	976,842,502		79,674,446	1,944,657,032	
9							
10	Unbilled Revenues	3,380,850			6,647,050		
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46	TOTALS	$341,884,424	3,948,653,761	501,340	$383,055,701	9,206,498,286	76,662

SALES OF ELECTRICITY BY COMMUNITIES (Continued)

2. The information to be shown below should be on the same basis as provided in Schedule entitled "Electric Operating Revenues", pages 300-301.
3. The totals for Accounts 440, 442, 444, and 445 should agree with the amounts for those accounts shown in Schedule entitled "Electric Operating Revenues".

PUBLIC STREET AND HIGHWAY LIGHTING (Account 444)			OTHER SALES TO PUBLIC AUTHORITIES (Account 445)			TOTAL			
OPERATING REVENUES (h)	KILOWATT - HOURS SOLD (i)	AVG. NO. OF CUST. PER MO. (j)	OPERATING REVENUES (k)	KILOWATT - HOURS SOLD (l)	AVG. NO. OF CUST. PER MO. (m)	OPERATING REVENUES (n)	KILOWATT - HOURS SOLD (o)	AVG. NO OF CUST. PER MO. (p)	LINE NO.
						$0	0	0	1
		1,085				0	0	579,087	2
						0	0	0	3
$1,767,965	11,845,812					200,329,960	3,438,282,720	0	4
1,704,680	12,348,491					135,386,827	2,528,575,230	0	5
1,092,290	7,016,404					135,549,874	2,694,239,924	0	6
552,713	3,580,860					86,369,042	1,607,346,206	0	7
1,119,092	5,921,638					163,513,262	2,927,421,172	0	8
						0	0	0	9
42,050						10,069,950	0	0	10
						0	0	0	11
						0	0	0	12
						0	0	0	13
						0	0	0	14
						0	0	0	15
						0	0	0	16
						0	0	0	17
						0	0	0	18
						0	0	0	19
						0	0	0	20
						0	0	0	21
						0	0	0	22
						0	0	0	23
						0	0	0	24
						0	0	0	25
						0	0	0	26
						0	0	0	27
						0	0	0	28
						0	0	0	29
						0	0	0	30
						0	0	0	31
						0	0	0	32
						0	0	0	33
						0	0	0	34
						0	0	0	35
						0	0	0	36
						0	0	0	37
						0	0	0	38
						0	0	0	39
						0	0	0	40
						0	0	0	41
						0	0	0	42
						0	0	0	43
						0	0	0	44
						0	0	0	45
$6,278,790	40,713,205	1,085	$0	0	0	$731,218,915	13,195,865,252	579,087	46

OTHER ELECTRIC REVENUES (ACCOUNT 456)

1. Report particulars concerning other electric revenues derived from electric utility operations during the year. Provide a subheading and amount for each classification of Account 456.

2. Designate associated companies.

3. Minor items (less than $100,000) may be grouped by classes.

LINE NO.	DESCRIPTION OF SERVICE (a)	Amount of Revenue for year (b)
1	Allegheny Electric Cooperative, Inc.	$7,030,316
2	American Municipal Power delivered to Cleveland Electric Illuminating	1,601,348
3	Allegheny Electric Cooperative, Inc. delivered to PP&L, PECO, & APS	0
4	West Penn Power Company	251,189
5	Penntech Papers Inc. delivered to Niagara Mohawk Power Corporation	0
6	First Energy	0
7	PJM-Network Integrated Transmission	11,455,435
8	PJM-Other Transmission	2,556,947
9	Other items less than $100,000	(411,974)
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47	TOTAL (ACCOUNT 456)	$22,483,261

NYPSC 182-96

25595356
$3,112,095

DATA BY TERRITORIAL SUBDIVISIONS-ELECTRIC

Report the indicated breakdown of operating revenue deductions and plant investment applicable respectively to accounting divisions and cost areas. Accounts, or groups of accounts, which may be kept on a company-wide basis on order of the Commission should be shown as separate single items. If the boundaries of a "cost area" are not apparent from entries in column (f), or are not otherwise a matter of record with the Commission, a reasonably complete description should be furnished. No breakdown by primary accounts is required for columns (g) and (h).

Accounting Divisions

Line No.		Operations and Maintenance (Acct. 401 - 402.1) (b)	Depreciation Expense (Acct. 403) (c)	Other Amortization (Acct. 404 - 407) (d)	Taxes Other Than Income Taxes (Acct. 408) (e)
1					
2					
3	Includes Corporate, Laurel, Lake Erie,	(A)	(A)	(A)	(A)
4	Allegheny, Susquehanna and Juniata				
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21	Totals	$0	$0	$0	$0

(A) See Form 1 page 114 for amounts.

Cost Areas

Line No.		Types of Segregated Plant (g)	Book Cost (h)
22			
23			
24	(B)	Transmission plant	(C)
25	(B)	Distribution plant	(C)
26			
27			
28			
29	Corporate	Intangible plant	(C)
30	Corporate	Nuclear production plant	(C)
31	Corporate	General plant	(C)
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43		Total	$0

(B) Includes Laurel, Lake Erie, Allegheny, Susquehanna and Juniata.

NYPSC 182-78

(C) See Form 1 page 204-207 for amounts.

DISTRIBUTION SYSTEM

1. Report the indicated particulars of the electric distribution system as of the end of the year, including street and highway lighting system.

2. For the purposes of this schedule the interpretation of the term "distribution area" shall be at the discretion of, and the responsibility of, the reporting utility. In general when the territory served covers considerable area these subdivisions should be selected so that, from territorial and rate standpoints, the data reported will be of reasonable significance. Entries in column (a) should reflect the approximate geographical extent of the individual subdivision.

3. Entries in column (b) may be based on estimates and those in column (c) should exclude switching and voltage regulator stations. Entries in columns (d) and (e) should not include services.

Line No.	Distribution Area (a)	Maximum Coincident Demand - kW. (b)	Power Units (See instructions) (c)
1	New York State only-Includes Village of Waverly and towns of Barton		
2	and Chemung	14,005	2
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46			
47			
48			
49			
50			
51			
52			
53			
54	TOTALS	14,005	2

DISTRIBUTION SYSTEM (Continued)

4. Show hereunder a brief general statement in description of the distribution system. Indicate particularly the range of operating voltages and the sizes of wire generally used for different purposes (primaries, secondaries, services, etc.) and under differing circumstances. Show also the approximate percentages of network system, of rural lines, of direct current facilities, and of alternating current service rendered at other than a 60-cycle frequency. Identify exceptions to customary practices (i.e. the last two items in the preceding sentence) with applicable distribution areas.

Miles of Conductor		Miles of Duct	Number of Services		Number of Connected Meters	Street and Highway Lighting			Line No.
						Miles of Conductor		Number of Lights	
Overhead (d)	Underground (e)	(f)	Overhead (g)	Underground (h)	(i)	Overhead (j)	Underground (k)	(l)	
									1
378.64	31.26	0.92	2,590	955	4,080	N/A	N/A	364	2
									3
									4
									5
									6
									7
									8
									9
									10
									11
									12
									13
									14
									15
									16
									17
									18
									19
									20
									21
									22
									23
									24
									25
									26
									27
									28
									29
									30
									31
									32
									33
									34
									35
									36
									37
									38
									39
									40
									41
									42
									43
									44
									45
									46
									47
									48
									49
									50
									51
									52
									53
379	31	1	2,590	955	4080	0	0	364	54

NYPSC 182-78

NUCLEAR PLANT DECOMMISSIONING (GENERAL INFORMATION)

1. Report the following information for each nuclear generating station owned by the company (either as a sole owner or as a co-tenant).

2. For plants that are jointly owned with other utilities, only show the portion that relates to the ownership interest of the reporting company.

Line No.	Description (a)	Plant (b)	Plant (c)
1	Name of Nuclear Generating Station	TMI-2	Saxton
2	Percentage of Ownership	25%	24%
3	Date Placed in Service	1978	1962
4	Estimated date plant to be retired from Plant in Service (month/year)	(A)	May 1972
5	Estimated life of plant in years (line 4 - line 3)	N/A	10
6	Estimated date decommissioning will begin (month/year)	April 2014	June 1987
7	Estimated duration of decommissioning in years	9	2
8	Proposed method of decommissioning	Dismantlement	Dismantlement
9	Estimated total cost of decommissioning based on Nuclear Regulatory Commission (NRC) minimum financial assurance requirements at time rates were last granted.	(1996) $67.5 million	(1996 $) $5.6 million
10	Estimated total cost of decommissioning used as the basis for setting the allowance in the last rate proceeding.	(1996 $) $90,680,000	(1996 $) $5 million
11	Inflation factor used	4%	3%
12	Nuclear Regulatory Commission minimum financial assurance requirements based on the latest calculation available using NRC inflation factors.	$117.8 million	$12.6 million
13	Ending date of calculation period	12/31/00	12/31/00
14	Inflation factor used	9.4%	N/A
15	Estimated number of years in which to accumulate the Nuclear Regulatory Commission's minimum financial assurance requirements.	14	N/A
	Current annual decommissioning costs allowed in rates:		
16	Amount	$40,168	$0
17	Case Number and Opinion	(B)	PaPUC-R-00974009
	Annual decommissioning costs allowed in rates related to:		
18	NRC minimum financial assurance requirements	$40,168	$0
19	Non-contaminated plant removal/restoration		
20	Contingencies		
21	Other (specify)		
22	Total Annual	$40,168	$0
	Cumulative decommissioning costs allowed in rates related to:		
23	NRC minimum financial assurance requirements	$ 680,551	6,415,149
24	Non-contaminated plant removal/restoration		
25	Contingencies		
26	Other (specify)		
27	Total Cumulative	$680,551	$6,415,149

NYPSC 182-90

(A) Inoperable since 1979 accident-see Note 12 to Financial Statements on page 123 of the FERC Form 1.

(B)$49,500,000 for the PA retail portion was funded from net generation divestiture proceeds in 1999 per PaPUC-R-00974009 and $40,168 for the FERC portion per FERC-ER86-204-000.

NUCLEAR PLANT DECOMMISSIONING FUNDING

1. Report the following information concerning each nuclear decommissioning fund for each nuclear generating station owned by the company (either as a sole owner or as a co-tenant).
2. For plants that are jointly owned with other utilities, only show the portion that relates to the ownership interest of the company.
3. Submit a separate schedule for each ownership interest in a nuclear generating station owned by the utility.
4. Submit a copy of the investment manager's/trustee's report that shows the activity and valuation of the various decommissioning funds.
5. Where the fund is managed by more than one investment manager or trustee, list the actual fund earnings percentage included on line 20 for each investment manager or trustee below, or as an attachment.

Line No.	Description (a)	Internal (b)	QNDF (c)	NQNDF (d)	Total (e)
1	Name of Nuclear Generating Station: TMI - 2				
2	Fund Balance, January 1 (Book Value)		$663,318	$78,263,592	$78,926,910
3	Additions During Year:				
4	Utility Contributions		35,581	4,587	40,168
5	Fund Net Earnings:				
6	Investment Earnings		999,661	4,464,450	5,464,111
7	Less: Management Fees		24,486	115,710	140,196
8	Taxes		176,651		176,651
9	Other (Specify): Col. (b) Depreciation Accruals				0
10	Total Additions	$0	$834,105	$4,353,327	$5,187,432
11	Reductions During Year:				
12	Withdrawals for Decommissioning				
13	Transfers (Specify): Col. (d) Transfer to QNDF		17,561,691	(17,560,326)	1,365
14	Other (Specify): Cols. (c) & (d) Net Realized Loss				0
15	Total Reductions	$0	$17,561,691	($17,560,326)	$1,365
16	Fund Balance, December 31 (Book Value)	$0	$19,059,114	$65,056,593	$84,115,707
17	Fund Balance, January 1 (Market Value)		$692,268	$99,346,172	$100,038,440
18	Fund Balance, December 31 (Market Value)		$20,241,463	$79,072,023	$99,313,486
	OVERALL EARNINGS COMPARISON:				
19	Actual Fund Earnings Percentage (line 6/ Average of lines 2 & 16)		10.14%	6.23%	
20	Earnings rate assumption on which current revenue requirement is based				
	FUND COMPARISON:				
21	Percentage of NRC Minimum Financial Assurance accumulated as of December 31 (line 18, columns c & d/[pg 46, line 12])				84.3%

Notes:

1. "Internal" above relates to the internal method of accumulating funds for decommissioning nuclear generating stations. In this method, the company retains control of the funds so provided until needed for actual decommissioning.

2. "QNDF" above is defined as a Qualified Nuclear Decommissioning Fund and relates to an external method of accumulating funds for decommissioning nuclear generating stations that is authorized by Section 1.468A of the Internal Revenue Code (IRC). In this method, the money invested in the fund by the company is controlled by an outside trustee and can only be used for decommissioning purposes. This fund qualifies for a current Federal income tax deduction.

3. "NQNDF" above is defined as a Non-Qualified Nuclear Decommissioning Fund and relates to an external method of accumulating funds for decommissioning nuclear generating stations. In this method, the money invested in the fund by the company is controlled by an outside trustee and can only be used for decommissioning purposes. This fund does not qualify for a current Federal income tax deduction

– If applicable, see insert page below:

NUCLEAR PLANT DECOMMISSIONING FUNDING

1. Report the following information concerning each nuclear decommissioning fund for each nuclear generating station owned by the company (either as a sole owner or as a co-tenant).
2. For plants that are jointly owned with other utilities, only show the portion that relates to the ownership interest of the company.
3. Submit a separate schedule for each ownership interest in a nuclear generating station owned by the utility.
4. Submit a copy of the investment manager's/trustee's report that shows the activity and valuation of the various decommissioning funds.
5. Where the fund is managed by more than one investment manager or trustee, list the actual fund earnings percentage included on line 20 for each investment manager or trustee below, or as an attachment.

Line No.	Description (a)	Internal (b)	QNDF (c)	NQNDF (d)	Total (e)
1	Name of Nuclear Generating Station: TMI-1(1)				
2	Fund Balance, January 1 (Book Value)				
3	Additions During Year:				
4	Utility Contributions				
5	Fund Net Earnings:				
6	Investment Earnings				
7	Less: Management Fees				
8	Taxes				0
9	Other (Specify): Col. (b) Depreciation Accruals				0
10	Total Additions	$0	$0	$0	$0
11	Reductions During Year:				
12	Withdrawals for Decommissioning				
13	Transfers (Specify): Col. (d) Transfer to QNDF				$0
14	Other (Specify): Cols. (c) & (d) Net Realized Loss				0
15	Total Reductions	$0	$0	$0	$0
16	Fund Balance, December 31 (Book Value)	$0	$0	$0	
17	Fund Balance, January 1 (Market Value)				$0
18	Fund Balance, December 31 (Market Value)		$0	$0	$0
	OVERALL EARNINGS COMPARISON:				
19	Actual Fund Earnings Percentage (line 5/ Average of lines 2 & 16)		N/A	N/A	
20	Earnings rate assumption on which current revenue requirement is based				
	FUND COMPARISON:				
21	Percentage of NRC Minimum Financial Assurance accumulated as of December 31 (line 17, columns c & d/[pg 46, line 12])				N/A

Notes:

(1) TMI-1 was sold to AmerGen Energy Company LLC in 1999.

If applicable, see insert page below:

NUCLEAR PLANT DECOMMISSIONING FUNDING

1. Report the following information concerning each nuclear decommissioning fund for each nuclear generating station owned by the company (either as a sole owner or as a co-tenant).
2. For plants that are jointly owned with other utilities, only show the portion that relates to the ownership interest of the company.
3. Submit a separate schedule for each ownership interest in a nuclear generating station owned by the utility.
4. Submit a copy of the investment manager's/trustee's report that shows the activity and valuation of the various decommissioning funds.
5. Where the fund is managed by more than one investment manager or trustee, list the actual fund earnings percentage included on line 20 for each investment manager or trustee below, or as an attachment.

Line No.	Description (a)	Internal (b)	QNDF (c)	NQNDF (d)	Total (e)
1	Name of Nuclear Generating Station: Saxton				
2	Fund Balance, January 1 (Book Value)		$77,266	$1,267	$78,533
3	Additions During Year:				
4	Utility Contributions		7,021	1,647	8,668
5	Fund Net Earnings:				
6	Investment Earnings		1,164	68	1,232
7	Less: Management Fees			1,647	1,647
8	Taxes		7,985	256	8,241
9	Other (Specify): Col. (b) Depreciation Accruals				0
10	Total Additions	$0	$200	($188)	$12
11	Reductions During Year:				
12	Withdrawals for Decommissioning		(74,874)		(74,874)
13	Transfers (Specify): Col. (d) Transfer to QNDF				$0
14	Other (Specify): Cols. (c) & (d) Net Realized Loss				0
15	Total Reductions	$0	($74,874)	$0	($74,874)
16	Fund Balance, December 31 (Book Value)	$0	$2,592	$1,079	$3,671
17	Fund Balance, January 1 (Market Value)		$77,853	$1,274	$79,127
18	Fund Balance, December 31 (Market Value)		$2,592	$1,079	$3,671
	OVERALL EARNINGS COMPARISON:				
19	Actual Fund Earnings Percentage (line 6/ Average of lines 2 & 16)		2.92%	5.80%	
20	Earnings rate assumption on which current revenue requirement is based				
	FUND COMPARISON:				
21	Percentage of NRC Minimum Financial Assurance accumulated as of December 31 (line 18, columns c & d/[pg 46, line 12])				0.0%

Notes:

GPU INC.
DECOMMISSIONING QUALIFIED FUND
FOR THE PERIOD 12/01/00 TO 012/31/2000
PENELEC

ACCT # 631158 NISA

	COMPANY		TMI - 1						TMI - 2					
DESCRIPTION	CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-
Balance at Market	19,962,616.20	692,267.89	0.00	0.00	0.00	0.00	0.00	0.00	19,496,038.74	298,763.73	467,577.46	393,504.16	0.00	0.00
Balance at Book	19,116,683.46	663,317.91	0.00	0.00	0.00	0.00	0.00	0.00	18,680,888.87	276,745.43	435,694.59	386,572.48	0.00	0.00
RECEIPTS														
Contributions	2,965.08	35,580.96	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,965.08	35,580.96	0.00	0.00
Other/Transfers	0.00	17,561,691.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	17,561,691.00	0.00	0.00	0.00	0.00
DISBURSEMENTS														
Fed/State Inc Tax	172,000.00	176,650.06	0.00	0.00	0.00	0.00	0.00	0.00	167,997.00	171,415.78	4,003.00	5,234.88	0.00	0.00
Inv Mgr's Fee	0.00	17,761.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	16,071.67	0.00	779.72	0.00	0.00
Trustee's Fees	0.00	4,033.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,896.11	0.00	130.89	0.00	0.00
Other Expenses	0.00	2,701.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,614.53	0.00	86.80	0.00	0.00
Adjusted Mkt Value	19,793,581.28	18,088,403.57	0.00	0.00	0.00	0.00	0.00	0.00	19,327,041.74	17,665,556.74	466,539.54	422,846.83	0.00	0.00
INCOME														
Interest Taxable	95,561.98	956,539.70	0.00	0.00	0.00	0.00	0.00	0.00	93,309.56	931,165.50	2,252.42	25,374.20	0.00	0.00
Interest Non-Tax	7,244.39	72,552.31	0.00	0.00	0.00	0.00	0.00	0.00	7,073.64	70,254.28	170.75	2,298.03	0.00	0.00
Realized G/L	8,759.30	(29,431.39)	0.00	0.00	0.00	0.00	0.00	0.00	8,552.84	(23,130.31)	206.46	(6,301.08)	0.00	0.00
Cost Reallocation	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00		
Ending Bal at Book	19,059,114.22	19,059,114.22	0.00	0.00	0.00	0.00	0.00	0.00	18,621,827.91	18,621,827.91	437,288.80	437,286.30	0.00	0.00
Beg Unreal A/D	846,032.74	28,940.98	0.00	0.00	0.00	0.00	0.00	0.00	814,149.87	22,018.30	31,882.87	6,931.08	0.00	0.00
Curr App/(Dep)	336,315.82	1,153,398.58	0.00	0.00	0.00	0.00	0.00	0.00	328,388.77	1,120,520.34	7,927.06	32,878.24	0.00	0.00
Ending App/(Dep)	1,182,348.56	1,182,348.56	0.00	0.00	0.00	0.00	0.00	0.00	1,142,538.64	1,142,538.64	39,809.92	39,809.92	0.00	0.00
Ending Bal at Mkt	20,241,462.77	20,241,462.77	0.00	0.00	0.00	0.00	0.00	0.00	19,764,366.55	19,764,366.55	477,096.22	477,096.22	0.00	0.00

GPU SYSTEM DECOMMISSIONING NON-QUALIFIED
EQUITY INVESTMENTS BY JURISDICTION
FOR THE PERIOD 12/01/00 TO 012/31/2000
PENELEC

NON-QUALIFIED
ACCOUNT 831163

	COMPANY		TMI - 1						TMI - 2					
DESCRIPTION	CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-
Balance at Market	28,059,909.61	28,809,400.15	0.00	0.00	0.00	0.00	0.00	0.00	28,059,909.61	28,809,400.15	0.00	0.00	0.00	0.00
Balance at Book	27,675,828.46	27,370,860.57	0.00	0.00	0.00	0.00	0.00	0.00	27,675,828.46	27,370,860.57	0.00	0.00	0.00	0.00
RECEIPTS														
....														
Contributions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other/Transfer	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DISBURSEMENTS														
....														
Fed/State Inc Tax	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Inv Mgr's Fee	0.00	18,713.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	18,713.80	0.00	0.00	0.00	0.00
Trustee's Fees	0.00	10,163.86	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,163.86	0.00	0.00	0.00	0.00
Other Expenses	0.00	4,529.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4,529.20	0.00	0.00	0.00	0.00
Adjusted Mkt Value	28,059,909.61	28,775,993.29	0.00	0.00	0.00	0.00	0.00	0.00	28,059,909.61	28,775,993.29	0.00	0.00	0.00	0.00
INCOME														
......														
Taxable Interest	9.58	526.98	0.00	0.00	0.00	0.00	0.00	0.00	9.58	526.98	0.00	0.00	0.00	0.00
Dividends	33,251.18	359,680.55	0.00	0.00	0.00	0.00	0.00	0.00	33,251.18	359,680.55	0.00	0.00	0.00	0.00
Realized G/L	1,450.07	12,873.06	0.00	0.00	0.00	0.00	0.00	0.00	1,450.07	12,873.06	0.00	0.00	0.00	0.00
Cost reallocation	0.00	0.00	0.00	0.00										
Ending Bal at Book	27,710,539.29	27,710,539.29	0.00	0.00	0.00	0.00	0.00	0.00	27,710,539.29	27,710,539.29	0.00	0.00	0.00	0.00
Beg Unreal A/D	(1,615,918.85)	1,438,533.58	0.00	0.00	0.00	0.00	0.00	0.00	(1,615,918.85)	1,438,533.58	0.00	0.00	0.00	0.00
Curr App/(Dep)	99,110.09	(2,955,342.34)	0.00	0.00	0.00	0.00	0.00	0.00	99,110.09	(2,955,342.34)	0.00	0.00	0.00	0.00
Ending App/(Dep)	(1,516,808.76)	(1,516,808.76)	0.00	0.00	0.00	0.00	0.00	0.00	(1,516,808.76)	(1,516,808.76)	0.00	0.00	0.00	0.00
Ending Bal at Mkt	28,193,730.53	28,193,730.53	0.00	0.00	0.00	0.00	0.00	0.00	28,193,730.53	28,193,730.53	0.00	0.00	0.00	0.00

GPU SYSTEM DECOMMISSIONING NON QUALIFIED
SHAREHOLDER ACCOUNT TMI-2
FOR THE PERIOD 12/01/00 TO 012/31/2000

BANKERS TRUST CO #631160

DESCRIPTION	CURRENT	-YTD-	MET ED CURRENT	-YTD-	PENELEC CURRENT	-YTD-
Balance at Market	71,270,054.21	88,667,192.20	47,543,341.99	59,111,359.47	23,726,712.22	29,555,832.73
Balance at Book	27,580,772.38	29,732,516.16	18,420,677.60	19,821,625.80	9,160,094.78	9,910,890.36
RECEIPTS						

Tfr from Related Acct	0.00	(9,800,000.00)	0.00	(6,500,000.00)	0.00	(3,300,000.00)
Other	0.00	0.00	0.00	0.00	0.00	0.00
DISBURSEMENTS						

Fed/State Inc Tax	0.00	0.00	0.00	0.00	0.00	0.00
Inv Mgr's Fee	0.00	56,160.12	0.00	37,449.48	0.00	18,710.64
Trustee's Fees	0.00	16,002.33	0.00	10,670.54	0.00	5,331.79
Other Expenses	0.00	13,213.00	0.00	8,811.10	0.00	4,401.90
Adjusted Mkt Value	71,270,054.21	78,781,816.76	47,543,341.99	52,554,428.35	23,726,712.22	26,227,388.40
INCOME						

Taxable Interest	22.34	1,037.52	14.90	691.89	7.44	345.63
Dividends	90,938.25	1,025,957.69	60,663.74	684,241.33	30,274.51	341,716.36
Realized G/L	19,804.94	6,817,401.99	13,211.62	4,544,939.96	6,593.32	2,272,462.03
Ending Bal at Book	27,691,537.91	27,691,537.91	18,494,567.86	18,494,567.86	9,196,970.05	9,196,970.05
Beg Unreal A/D	43,689,281.83	58,934,676.04	29,122,664.39	39,289,733.67	14,566,617.44	19,644,942.37
Curr App/(Dep)	255,215.71	(14,990,178.50)	170,251.14	(9,996,818.14)	84,964.57	(4,993,360.36)
Ending App/(Dep)	43,944,497.54	43,944,497.54	29,292,915.53	29,292,915.53	14,651,582.01	14,651,582.01
~~ Bal at Mkt	71,636,035.45	71,636,035.45	47,787,483.39	47,787,483.39	[redacted]8,55[redacted]	23,8[redacted]2.06

GPU SYSTEM DECOMMISSIONING NON QUALIFIED
SHAREHOLDER ACCOUNT TMI-2
FOR THE PERIOD 12/01/00 TO 012/31/2000

RCM INVESTMENT MANAGEMENT #631163

DESCRIPTION	CURRENT	-YTD-	MET ED CURRENT	-YTD-	PENELEC CURRENT	-YTD-
Balance at Market	69,437,909.09	55,627,247.42	46,256,735.00	37,084,668.16	23,181,174.09	18,542,579.26
Balance at Book	68,396,781.90	55,635,708.07	45,563,245.88	37,090,303.43	22,833,536.02	18,545,404.64
RECEIPTS						

Tfr from Related Acct	0.00	9,800,000.00	0.00	6,500,000.00	0.00	3,300,000.00
Other	0.00	0.00	0.00	0.00	0.00	0.00
DISBURSEMENTS						

Fed/State Inc Tax	0.00	0.00	0.00	0.00	0.00	0.00
Inv Mgr's Fee	0.00	111,118.00	0.00	74,049.28	0.00	37,068.72
Trustee's Fees	0.00	11,600.50	0.00	7,730.92	0.00	3,869.58
Other Expenses	0.00	9,899.00	0.00	6,596.70	0.00	3,302.30
Adjusted Mkt Value	69,437,909.09	65,294,629.92	46,256,735.00	43,496,291.26	23,181,174.09	21,798,338.66
INCOME						

Interest Taxable	33,407.77	355,357.74	22,254.91	236,754.43	11,152.86	118,603.31
Interest Non-Taxable	260,419.01	2,950,497.72	173,480.64	1,965,948.86	86,938.37	984,548.86
Realized G/L	80,007.99	161,670.64	53,298.10	107,649.71	26,709.89	54,020.93
Ending Bal at Book	68,770,616.67	68,770,616.67	45,812,279.53	45,812,279.53	22,958,337.14	22,958,337.14
Beg Unreal A/D	1,041,127.19	(8,460.65)	693,489.12	(5,635.27)	347,638.07	(2,825.38)
Curr App/(Dep)	885,243.42	1,934,831.26	589,713.47	1,288,837.86	295,529.95	645,993.40
Ending App/(Dep)	1,926,370.61	1,926,370.61	1,283,202.59	1,283,202.59	643,168.02	643,168.02
Ending Bal at Mkt	70,696,987.28	70,696,987.28	47,095,482.12	47,095,482.12	23,601,505.16	23,601,505.16

GPU INC.
DECOMMISSIONING NON-QUALIFIED FUND
FOR THE PERIOD 12/01/00 TO 012/31/2000
PENELEC

ACCOUNT 631152 NON QUAL NDT RCM TMI-2

	COMPANY		TMI - 1						TMI - 2					
DESCRIPTION	CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-
Balance at Market	5,326,867.82	5,125,318.61	0.00	0.00	0.00	0.00	0.00	0.00	5,323,428.40	5,124,547.48	3,439.42	771.13	0.00	0.00
Balance at Book	5,106,500.24	5,039,647.12	0.00	0.00	0.00	0.00	0.00	0.00	5,103,116.80	5,038,888.51	3,383.44	758.61	0.00	0.00
RECEIPTS														
....														
Contributions	382.25	3,440.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	382.25	3,440.25	0.00	0.00
Other/Transfers	0.00	1,365.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,365.10	0.00	0.00	0.00	0.00
DISBURSEMENTS														
....														
Fed/State Inc Tax	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Inv Mgr's Fee	0.00	5,991.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,989.59	0.00	2.22	0.00	0.00
Trustee's Fees	0.00	994.75	0.00	0.00	0.00	0.00	0.00	0.00	0.00	994.25	0.00	0.50	0.00	0.00
Other Expenses	0.00	498.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	498.62	0.00	0.00
Adjusted Mkt Value	5,327,250.07	5,122,638.87	0.00	0.00	0.00	0.00	0.00	0.00	5,323,428.40	5,118,928.83	3,821.67	3,710.04	0.00	0.00
INCOME														
......														
Interest Taxable	2,306.26	20,756.02	0.00	0.00	0.00	0.00	0.00	0.00	2,304.61	20,743.27	1.65	12.75	0.00	0.00
Interest Non-Tax	10,513.22	101,211.05	0.00	0.00	0.00	0.00	0.00	0.00	10,499.22	101,130.71	14.00	80.34	0.00	0.00
Realized G/L	2,044.98	(37,187.50)	0.00	0.00	0.00	0.00	0.00	0.00	2,043.51	(37,179.70)	1.47	(7.80)	0.00	0.00
Cost Reallocation	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00		
Ending Bal at Book	5,190,746.95 5,190,746.95	5,190,746.95	0.00	0.00	0.00	0.00	0.00	0.00	5,186,964.14	5,186,964.14	3,782.81	3,782.81	0.00	0.00
Beg Unreal A/D	160,366.02	85,070.69	0.00	0.00	0.00	0.00	0.00	0.00	160,311.00	85,058.07	55.02	12.62	0.00	0.00
Curr App/(Dep)	77,120.79	151,716.88	0.00	0.00	0.00	0.00	0.00	0.00	77,065.47	151,618.16	55.32	98.72	0.00	0.00
Ending App/(Dep)	237,488.37	237,488.37	0.00	0.00	0.00	0.00	0.00	0.00	237,377.13	237,377.13	111.24	111.24	0.00	0.00
Ending Bal at Mkt	5,428,235.32	5,428,235.32	0.00	0.00	0.00	0.00	0.00	0.00	5,424,341.27	5,424,341.27	3,894.05	3,894.05	0.00	0.00

GPU INC.
DECOMMISSIONING NON-QUALIFIED FUND
FOR THE PERIOD 04/01/00 TO 04/30/2000
PENELEC

ACCOUNT 631162 NUVEEN

	COMPANY		TMI - 1						TMI - 2					
DESCRIPTION	CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-
Balance at Market	219,416.82	215,818.14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	219,416.82	215,818.14	0.00	0.00
Balance at Book	216,846.85	218,888.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	216,846.85	218,888.71	0.00	0.00
RECEIPTS														

Contributions	0.00	382.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	382.29	0.00	0.00
Other/Transfers	(219,416.82)	(219,416.82)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(219,416.82)	(219,416.82)	0.00	0.00
DISBURSEMENTS														

Fed/State Inc Tax	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Inv Mgr's Fee	0.00	96.04	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	96.04	0.00	0.00
Trustee's Fees	0.00	22.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	22.10	0.00	0.00
Other Expenses	0.00	13.93	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	13.93	0.00	0.00
Adjusted Mkt Value	0.00	(3,348.46)	0.00	0.00	0.00	9.00	0.00	0.00	0.00	0.00	0.00	(3,348.46)	0.00	0.00
INCOME														

Interest Taxable	0.00	5.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5.89	0.00	0.00
Interest Non-Tax	0.00	2,753.99	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,753.99	0.00	0.00
Realized G/L	0.00	(51.96)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(51.96)	0.00	0.00
Cost Reallocation	2,569.97	2,569.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,569.97	2,569.97		
Ending Bal at Book	(0.00)	(0.00)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.00)	(0.00)	0.00	0.00
Beg Unreal A/D	2,569.97	1,929.43	0.00	0.00	0.00	0.00	0.00	0.00	(0.00)	0.00	2,569.97	1,929.43	0.00	0.00
Curr App/(Dep)	0.00	640.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	640.54	0.00	0.00
Ending App/(Dep)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.00)	(0.00)	0.00	0.00	0.00	0.00
Ending Bal at Mkt	0.00	(0.00)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.00)	0.00	0.00	0.00	0.00

GPU INC.
DECOMMISSIONING NON-QUALIFIED FUND
FOR THE PERIOD 04/01/00 TO 04/30/2000
PENELEC

ACCOUNT 681176 MUNI HAMILTON

	COMPANY		TMI - 1						TMI - 2					
DESCRIPTION	CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-	PAPUC CURRENT	-YTD-	FERC CURRENT	-YTD-	NYPSC CURRENT	-YTD-
Balance at Market	4,906,001.79	22,222,541.85	0.00	0.00	0.00	0.00	0.00	0.00	4,905,280.66	22,222,541.85	771.13	0.00	0.00	0.00
Balance at Book	4,906,001.79	22,222,541.85	0.00	0.00	0.00	0.00	0.00	0.00	4,905,280.66	22,222,541.85	771.13	0.00	0.00	0.00
RECEIPTS														
....														
Contributions	0.00	764.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	764.50	0.00	0.00
Other/Transfers	(4,906,001.79)	(22,467,692.79)	0.00	0.00	0.00	0.00	0.00	0.00	(4,905,280.66)	(22,466,921.66)	(771.13)	(771.13)	0.00	0.00
DISBURSEMENTS														
....														
Fed/State Inc Tax	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Inv Mgr's Fee	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Trustee's Fees	0.00	1,523.99	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,523.99	0.00	0.00	0.00	0.00
Other Expenses	0.00	476.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	476.80	0.00	0.00	0.00	0.00
Adjusted Mkt Value	0.00	(246,887.23)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(246,880.60)	0.00	(6.63)	0.00	0.00
INCOME														
......														
Interest Taxable	0.00	246,887.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	246,880.60	0.00	6.63	0.00	0.00
Interest Non-Tax	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Realized G/L	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ending Bal at Book	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Beg Unreal A/D	(0.00)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.00)	0.00	0.00	0.00	0.00	0.00
Curr App/(Dep)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ending App/(Dep)	(0.00)	(0.00)	0.00	0.00	0.00	0.00	0.00	0.00	(0.00)	(0.00)	0.00	0.00	0.00	0.00
Ending Bal at Mkt	0.00	(0.00)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.00)	0.00	0.00	0.00	0.00

Contact File .... By ....

Database .... By ....

ELECTRIC UTILITIES

ANNUAL REPORT

OF

Pennsylvania Electric Company

(Give exact legal title of Utility, using "The" and "Company" only if part of corporate name.)

TO THE

PENNSYLVANIA PUBLIC UTILITY COMMISSION

FOR THE YEAR ENDED DEC 31 2000

THIS REPORT MUST BE FILED NOT LATER THAN APR 30 2001

G-15

UCRR-1b-200-7/99

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Pennsylvania Electric Company
Reading, Pennsylvania

We have audited the balance sheets of Pennsylvania Electric Company as of December 31, 2000 and 1999, and the related statements of income for the years then ended, and the statements of retained earnings and of cash flows for the year ended December 31, 2000 included on pages 110 through 123.57 of the accompanying Federal Energy Regulatory Commission Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Electric Company as of December 31, 2000 and 1999, the results of its operations for the years then ended, and its changes in retained earnings and in cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is solely intended for the information and use of the board of directors and management of Pennsylvania Electric Company and the Federal Energy Regulatory Commission.

PricewaterhouseCoopers LLP

January 31, 2001

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules ______________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION	
01 Exact Legal Name of Respondent Pennsylvania Electric Company	02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)* / /	
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 2800 Pottsville Pike, Reading, PA 19640-0001	
05 Name of Contact Person P. R. Chatman	06 Title of Contact Person Asst. Comptroller/Penelec
07 Address of Contact Person *(Street, City, State, Zip Code)* 310 Madison Avenue, Morristown, NJ 07962-1957	

08 Telephone of Contact Person, *Including Area Code*	09 This Report Is	10 Date of Report *(Mo, Da, Yr)*
(973) 401-8236	(1) [X] An Original (2) [ ] A Resubmission	12/31/2000

ATTESTATION

The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.

01 Name	03 Signature	04 Date Signed *(Mo, Da, Yr)*
P. R. Chatman		04/23/2001
02 Title Assistant Comptroller/Penelec		

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

BLANK PAGE

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	NONE
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	NONE
17	Electric Plant Held for Future Use	214	
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	
24	Materials and Supplies	227	NONE
25	Allowances	228-229	
26	Extraordinary Property Losses	230	NONE
27	Unrecovered Plant and Regulatory Study Costs	230	NONE
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk	252	NONE
33	Other Paid-in Capital	253	
34	Discount on Capital Stock	254	NONE
35	Capital Stock Expense	254	NONE
36	Long-Term Debt	256-257	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	NONE
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	NONE
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	NONE
58	Distribution of Salaries and Wages	354-355	SEE FOOTNOTE
59	Common Utility Plant and Expenses	356	NONE
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	NONE
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	NONE
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	NONE
65	Generating Plant Statistics (Small Plants)	410-411	NONE
66	Transmission Line Statistics	422-423	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	
	Stockholders' Reports Check appropriate box: [ ] Four copies will be submitted [X] No annual report to stockholders is prepared		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

P. R. Chatman
Assistant Comptroller - Pennsylvania Electric Company
310 Madison Avenue
Morristown, NJ 07962-1957

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Commonwealth of Pennsylvania
June 11,1919

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric service in the Commonwealth of Pennsylvania and, as lessee of the Waverly Electric Light and Power Company, electric service in the Village of Waverly, New York and vicinity.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

GPU, Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Niveveh Water Company	Water Service	100	(A)
2				
3	The Waverly Electric Light and Power Company	Electric Distribution	100	(B)
4				
5	Penelec Preferred Capital, Inc.	Finance Subsidiary	100	(C)
6	Dissolved 4-17-00			
7				
8	Penelec Capital, L.P.	Finance Subsidiary	100	(C)
9	Dissolved 4-17-00			
10				
11	Saxton Nuclear Experimental Corporation (SNEC)	See Note (D)	24	(D)
12				
13	Penelec Preferred Capital II, Inc.	Finance Subsidiary	100	(E)
14	Penelec Capital II L.P.	Finance Subsidiary	100	(F)
15	Penelec Capital Trust	Finance Subsidiary	100	
16				
17	(A) Transmission and Distribution mains were			
18	sold effective 12-31-87 to Central			
19	Pennsylvania Water Supply Company.			
20	Approval was received from the			
21	Pennsylvania Public Utility Commission by			
22	Order dated 11-12-87, Docket No. A-211290			
23	(B) Conducts no operations, but leases all			
24	its electric distribution system in New			
25	York State to respondent.			
26				
27				

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	(C) A Delaware Corporation, that is sole			
2	general partner of Penelec Capital, L.P			
3	(Dissolved 4-17-00)			
4	(D) Control of SNEC is through ownership			
5	of common stock as follows: Jersey			
6	Central Power and Light Company 44%,			
7	Metropolitan Edison Company 32%, and			
8	Pennsylvania Electric Company 24%.			
9	SNEC owns a small demonstration nuclear			
10	reactor that has been partially decommis-			
11	sioned.			
12	(E) A Delaware corporation that is the sole			
13	general partner of Penelec Preferred			
14	Capital II, L.P.			
15	(F) A Delaware Limited Partnership that is			
16	the sole grantor of Penelec Capital			
17	Trust.			
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	See Footnote Data for "Executive Compensation"		
2	which is limited to the information		
3	filed with the Securities and Exchange		
4	Commission in the Company's 2000 Form 10-K.		
5			
6			
7			
8			
9			
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Name of Respondent Pennsylvania Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

EXECUTIVE COMPENSATION

The following table sets forth remuneration paid to the Chief Executive Officer and the four other most highly compensated executive officers of JCP&L, Met-Ed and Penelec for the year ended December 31, 2000.

The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1999, 1998 and 1997.

Remuneration of Executive Officers

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	Long-Term Compensation Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compens-ation($)(1)	Securities Underlying Options Granted(#)	LTIP Payouts ($)(2)	All Other Compens-ation ($)
M. J. Chesser	2000	252,404	-	-	27,600	-	57,605(3)
President and Chief	1999	-	-	-	-	-	-
Executive Officer	1998	-	-	-	-	-	-
M. J. Connolly (4)	2000	185,385	25,000	-	6,500	-	15,319(5)
Vice President - Law	1999	168,846	105,000	-	1,400	-	9,398
	1998	150,000	35,000	-	-	-	6,782
R. S. Zechman	2000	184,615	-	-	6,300	33,432	29,172(6)
Vice President	1999	170,000	120,000	-	1,400	21,043	22,083
	1998	170,000	60,000	538	4,850	18,669	17,623
C. A. Mascari	2000	170,000	-	-	5,500	33,784	36,875(7)
Vice President -	1999	170,000	112,000	-	1,400	20,218	27,090
Technical Services	1998	170,000	50,000	-	4,850	21,002	20,762
C. Brooks	2000	170,000	-	-	5,200	33,960	22,943(8)
Vice President	1999	170,000	90,000	460	1,400	20,424	19,041
	1998	170,000	50,000	592	4,850	20,536	15,593

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Amounts reported in this column for the year 2000 represent each Named Executive Officer's 1995 performance-based restricted stock award that vested on June 4, 2000, at 90% of target, in accordance with the 1990 Stock Plan. The restricted units issued each year since 1995 under the 1990 Stock Plan have been performance based. Dividends are earned on the aggregate restricted units awarded under the 1990 Stock Plan and reinvested in additional units.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Amounts reported in this column for the years 1998 and 1999 consist of Performance Cash Incentive Awards paid on the 1993 and 1994 restricted unit awards, respectively, which vested under the 1990 Stock Plan. These amounts were designed to compensate recipients of restricted unit awards for the amount of federal and state income taxes that are payable upon vesting of such awards. There was no Performance Cash Incentive Award associated with the vesting of the restricted units awarded in 1995 that vested in 2000.

The aggregate number and value (based on the stock price per share at December 31, 2000) of unvested and deferred vested stock-equivalent restricted units (including reinvested dividend equivalents) at the end of 2000 were:

	Aggregate Units	Aggregate Value
M. J. Chesser	4,032	$148,428
M. J. Connolly	2,254	82,975
R. S. Zechman	8,125	299,102
C. A. Mascari	9,313	342,835
C. Brooks	7,572	278,744

(3) Consists of GPU's matching contributions under the non-qualified deferred compensation plan ($3,296), above-market interest accrued on the retirement portion of deferred compensation ($16), earnings on LTIP compensation not paid in the current year ($4,293), and signing bonus received upon employment ($50,000).

(4) Mr. Connolly was compensated by GPU Service, Inc. for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services.

(5) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,785), above-market interest accrued on the retirement portion of deferred compensation ($83), and earnings on LTIP compensation not paid in the current year ($3,651).

(6) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($5,385), above-market interest accrued on the retirement portion of deferred compensation ($1,036), and earnings on LTIP compensation not paid in the current year ($15,951).

(7) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,480), above-market interest accrued on the retirement portion of deferred compensation ($7,045), and earnings on LTIP compensation not paid in the current year ($18,550).

(8) Consists of GPU's matching contributions under the Savings Plan ($6,800), above-market interest accrued on the retirement portion of deferred compensation ($1,136), and earnings on LTIP compensation not paid in the current year ($15,007).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	F. D. Hafer **	300 Madison Avenue
2	Chairman of the Board	Morristown, N.J. 07962-1911
3	Chief Executive Officer to April 16,2000	
4		
5	R. L. Wise*** - Director to April 17, 2000, Resigned	2800 Pottsville Pike
6	President to April 17, 2000 Resigned	Reading, P.A. 19640-0001
7	Chief Operating Officer to April 17, 2000, Resigned	
8		
9	M. P. O' Flynn (A) - Director to May 15,2000	2800 Pottsville Pike
10	Vice President - Finance & Rates and Comptroller	Reading, P.A. 19640-0001
11	Resigned Dec. 31, 2000	
12		
13	C. B. Snyder (A)	300 Madison Avenue
14		Morristown, N.J. 07962-1911
15		
16	M. J. Chesser - Director, Elected April 17, 2000	2800 Pottsville Pike
17	Executive Committee - April17, 2000 ***	Reading, PA 19640-0001
18	President - April 17, 2000	
19	CEO - April 17, 2000	
20		
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25		
26	(A) Alternate to Executive Committee	
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
Stock book not closed	Total: 5,290,596 By Proxy: 5,290,596	May 16, 2000 Morristown, NJ

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	5,290,596	5,290,596		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	5,290,596	5,290,596		
7	GPU, Inc.	5,290,596	5,290,596		
8	300 Madison Avenue				
9	Morristown, N.J. 07962-1911				
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Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
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Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None

2. None

3. None

4. None

5. None

6. Issued $50 million of Senior Notes on April 11,2000 as follows: variable rate Series E due April 11,2002 in the principal amount of $25 million at an initial rate of 6.42125% and variable rate Series E due October 11,2002 in the principal amount of $25 million at an initial rate of 6.47125%.

Issued $68 million of Senior Notes on August 4, 2000 as follows: 7.50% Series E due August 1,2005 in the principal amount of $33 million and 7.77% Series E due August 2,2010 in the principal amount of $35 million.

Penelec has authorization from the Pennsylvania Public Utility Commission (PaPUC) to issue and sell up to $157 million of Senior Notes. The Company has authorization to issue through December 31,2002.

7. None

8. Two labor agreements were negotiated during 1998 with the International Brotherhood of Electrical Workers (IBEW)Local 459 and with the Utility Workers Union of America (UWUA) Local 180.

-Penelec and IBEW Local 459 negotiated a four-year contract that became effective May 15, 1998. The contract provides for annual base wage increases and incentive compensation awards as follows:

May 15,1998: 2% wage increase with a 4% incentive compensation award (Prorated for the last six months of 1998)
May 15,1999: 2% wage increase with a 4% incentive compensation award
May 15,2000: 2% wage increase with a 4% incentive compensation award
May 15,2001: 2% wage increase with a 4% incentive compensation award

The incentive compensation payment of approximately $2.276 million was paid in March of 2000 for the successful attainment of goals for the plan year 1999.

-Penelec and UWUA Local 180 entered into a three-year contract that became effective July 1,1998. The contract provides for annual base wage increases and incentive compensation awards as follows:

July 1,1998: 2% wage increase with a 2% incentive compensation award (Prorated for the last six months of 1998)
July 1,1999: 2% wage increase with a 2% incentive compensation award
July 1,2000: 2% wage increase with a 2% incentive compensation award

The incentive compensation payment of approximately $.40 million was paid in March of 2000 for the successful attainment of goals for the plan year 1999.

Voluntary Enhanced Retirement Program: The Pennsylvania Electric Company d/b/a GPU Energy and IBEW Local 459 negotiated a Voluntary Enhanced Retirement Program (VERP) effective December 29,2000. The VERP will be offered to regular employees who are at least age fifty-five and have at least five years of creditable service as of March 31,2001. This program will be applied retroactively to employees who retired or terminated (not for

cause)on or after December 1,1999. The VERP will add five years to an employee's age and five years to an employee's creditable years of service for the purpose of calculating his or her pension benefit, in accordance with the existing provisions of the pension plan. To ensure continuity of operations and service, the company maintains the right to retain certain employees until March 31,2002.

9. For information with respect to material legal proceedings, reference is made to Note 12 (Commitments and Contingencies) of the Notes to Financial Statements beginning on page 122.

10. None

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	1,735,075,140	1,794,243,551
3	Construction Work in Progress (107)	200-201	30,328,746	25,895,185
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		1,765,403,886	1,820,138,736
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	552,449,183	588,376,505
6	Net Utility Plant (Enter Total of line 4 less 5)		1,212,954,703	1,231,762,231
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,212,954,703	1,231,762,231
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	2,674,427	604,154
15	(Less) Accum. Prov. for Depr. and Amort. (122)		1,443,839	216,635
16	Investments in Associated Companies (123)		1	1
17	Investment in Subsidiary Companies (123.1)	224-225	14,276,721	4,185,162
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		2,033	445,342
21	Special Funds (125-128)		363,782,340	289,135,686
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		379,291,683	294,153,710
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)		0	0
25	Special Deposits (132-134)		233,165	330,349
26	Working Fund (135)		385,907	248,311
27	Temporary Cash Investments (136)		32,000,000	0
28	Notes Receivable (141)		2	2
29	Customer Accounts Receivable (142)		75,035,167	92,851,706
30	Other Accounts Receivable (143)		22,912,126	18,397,310
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		5,288,415	14,850,683
32	Notes Receivable from Associated Companies (145)		15,515,094	15,515,094
33	Accounts Receivable from Assoc. Companies (146)		30,567	7,326,843
34	Fuel Stock (151)	227	0	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	0	0
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	45,199	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	0	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		15,483,703	11,868,763
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		524,078	1,583,453
49	Rents Receivable (172)		1,228,357	1,223,741
50	Accrued Utility Revenues (173)		30,836,390	39,514,040
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		188,941,340	174,008,929

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	DEFERRED DEBITS			
54	Unamortized Debt Expenses (181)		7,071,869	7,353,231
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,259,802,820	1,155,443,102
58	Prelim. Survey and Investigation Charges (Electric) (183)		0	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		31,764	0
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	16,632,967	11,960,562
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		7,349,097	6,581,436
66	Accumulated Deferred Income Taxes (190)	234	1,232,737,945	710,814,419
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		2,523,626,462	1,892,152,750
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		4,304,814,188	3,592,077,620

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	105,811,920	105,811,920
3	Preferred Stock Issued (204)	250-251	0	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	290,986,959	325,986,959
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	64,660,177	37,767,107
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	-276,823	270,552
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		461,182,233	469,836,538
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	73,420,000	73,420,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	103,092,800	103,092,800
19	Other Long-Term Debt (224)	256-257	369,741,924	463,740,039
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		1,791,132	1,605,881
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		544,463,592	638,646,958
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		2,153,683	1,668,528
25	Accumulated Provision for Property Insurance (228.1)		714,010	2,204,964
26	Accumulated Provision for Injuries and Damages (228.2)		4,379,355	6,167,492
27	Accumulated Provision for Pensions and Benefits (228.3)		1,046,000	1,041,000
28	Accumulated Miscellaneous Operating Provisions (228.4)		2,953,684	2,231,143
29	Accumulated Provision for Rate Refunds (229)		0	807,094
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		11,246,732	14,120,221
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		53,600,000	55,800,000
33	Accounts Payable (232)		1,209,718	3,563,494
34	Notes Payable to Associated Companies (233)		10,824,743	0
35	Accounts Payable to Associated Companies (234)		67,249,326	29,040,328
36	Customer Deposits (235)		3,829,554	3,363,715
37	Taxes Accrued (236)	262-263	107,876,888	23,530,717
38	Interest Accrued (237)		6,987,561	11,551,237
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		936,512	1,220,296
43	Miscellaneous Current and Accrued Liabilities (242)		45,672,347	49,277,125
44	Obligations Under Capital Leases-Current (243)		0	485,155
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		298,186,649	177,832,067

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		1,364,659	1,349,873
48	Accumulated Deferred Investment Tax Credits (255)	266-267	14,202,594	13,060,962
49	*Deferred Gains from Disposition of Utility Plant (256)*		0	0
50	Other Deferred Credits (253)	269	1,129,068,609	999,308,776
51	Other Regulatory Liabilities (254)	278	594,626,453	542,073,903
52	Unamortized Gain on Reacquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	1,250,472,667	735,848,322
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,989,734,982	2,291,641,836
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		4,304,814,188	3,592,077,620

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 112 Line No.: 68 Column: d

The Notes to Financial Statements beginning on page 122 are an integral part of this Comparative Balance Sheet.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	901,880,843	921,964,651
3	Operating Expenses			
4	Operation Expenses (401)	320-323	666,537,250	544,710,296
5	Maintenance Expenses (402)	320-323	31,123,095	58,981,890
6	Depreciation Expense (403)	336-337	52,668,727	77,304,624
7	Amort. & Depl. of Utility Plant (404-405)	336-337	2,436,610	1,411,081
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)		-1,400,000	331,295
13	Taxes Other Than Income Taxes (408.1)	262-263	45,892,491	42,038,728
14	Income Taxes - Federal (409.1)	262-263	10,818,801	6,006,892
15	- Other (409.1)	262-263	3,008,892	2,072,603
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	880,002,438	98,472,026
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	867,324,915	46,890,233
18	Investment Tax Credit Adj. - Net (411.4)	266	-1,141,632	-9,307,484
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)		3,845,993	8,215
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		821,575,764	774,460,913
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		80,305,079	147,503,738

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
901,880,843	921,964,651					2
						3
666,537,250	544,710,296					4
31,123,095	58,981,890					5
52,668,727	77,304,624					6
2,436,610	1,411,081					7
						8
						9
						10
						11
-1,400,000	331,295					12
45,892,491	42,038,728					13
10,818,801	6,006,892					14
3,008,892	2,072,603					15
880,002,438	98,472,026					16
867,324,915	46,890,233					17
-1,141,632	-9,307,484					18
						19
						20
3,845,993	8,215					21
						22
821,575,764	774,460,913					23
80,305,079	147,503,738					24

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1	[redacted]					
2						
3	[redacted]					
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	 Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		80,305,079	147,503,738
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		1,314,862	204,370
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		997,392	168,443
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)		-17,828	-3,863
34	Equity in Earnings of Subsidiary Companies (418.1)	119	1,001,398	92,269
35	Interest and Dividend Income (419)		5,477,672	10,128,790
36	Allowance for Other Funds Used During Construction (419.1)			268,076
37	Miscellaneous Nonoperating Income (421)		2,538,588	33,936,922
38	Gain on Disposition of Property (421.1)		810,778	27,916,159
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		10,128,078	72,374,280
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		778,873	1,204,554
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	-1,579,841	17,914,823
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		-800,968	19,119,377
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	951	1,604
47	Income Taxes-Federal (409.2)	262-263	736,715	351,529,173
48	Income Taxes-Other (409.2)	262-263	362,795	111,475,035
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	6,432,635	5,542,680
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	3,112,811	451,996,544
51	Investment Tax Credit Adj.-Net (411.5)			-13,378,801
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		4,420,285	3,173,147
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		6,508,761	50,081,756
55	Interest Charges			
56	Interest on Long-Term Debt (427)		29,964,817	31,837,268
57	Amort. of Debt Disc. and Expense (428)		819,783	636,541
58	Amortization of Loss on Reaquired Debt (428.1)		692,986	959,640
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340	6,826,647	10,030,724
62	Other Interest Expense (431)	340	10,001,383	2,704,140
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		741,815	1,074,320
64	Net Interest Charges (Enter Total of lines 56 thru 63)		47,563,801	45,093,993
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		39,250,039	152,491,501
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		39,250,039	152,491,501

Name of Respondent Pennsylvania Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 114 Line No.: 72 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Income.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		54,041,926
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		38,248,641
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		
30	Dividends Declared-Common Stock (Account 438)		
31			-55,000,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-55,000,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		454,023
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		37,744,590

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			22,517
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		22,517
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		22,517
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		37,767,107
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		-276,823
50	Equity in Earnings for Year (Credit) (Account 418.1)		1,001,398
51	(Less) Dividends Received (Debit)		454,023
52			
53	Balance-End of Year (Total lines 49 thru 52)		270,552

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 118 Line No.: 48 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Retained Earnings.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	39,250,039
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	56,852,000
5	PaPUC restructuring rate orders	-21,550,000
6	Gain on sale of investments	-3,969,000
7		
8	Deferred Income Taxes (Net)	15,996,632
9	Investment Tax Credit Adjustment (Net)	-1,141,632
10	Net (Increase) Decrease in Receivables	-9,560,000
11	Net (Increase) Decrease in Inventory	
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	-74,125,000
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	742,000
17	(Less) Undistributed Earnings from Subsidiary Companies	1,001,000
18	Other, net	-69,860,635
19	Due to/from affiliates	-46,143,000
20	Special deposits and prepayments	3,518,000
21	Nonutility generation contract buyout costs	-4,410,000
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	-116,885,596
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-73,247,000
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Contributions to decommissioning trusts	-40,000
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-73,287,000
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:
(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other	
54	Contributions to nonutility generation trusts	75,991,000
55	Other, net	6,617,000
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	9,321,000
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	118,000,000
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Increase/(Decrease) in notes payable, net	2,200,000
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	120,200,000
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-25,000,000
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79	Contribution received from Parent company	35,000,000
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	-54,773,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	75,427,000
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-32,137,596
87		
88	Cash and Cash Equivalents at Beginning of Year	32,385,907
89		
90	Cash and Cash Equivalents at End of Year	248,311

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 10 Column: b

Includes Provision for Doubtful Accounts of $20,667,000.

Schedule Page: 120 Line No.: 18 Column: b

Includes Change in Regulatory Assets, Net of $ (38,578,000).

Schedule Page: 120 Line No.: 90 Column: b

Supplemental Disclosure for the 2000 Statement of Cash Flows:

$ 39,958,000	Interest Paid
$ 110,686,000	Income Taxes Paid
$ 0	New Capital Lease Obligations Incurred

Reconciliation of Cash and Cash Equivalents at end of year with related accounts on the Balance Sheet:

$ 0	Cash (line 24)
$ 248,311	Working Fund (line 26)
$ 0	Temporary Cash Investments (line 27)
$ 248,311	Total Cash and Cash Equivalents at end of year

Note: The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Cash Flows.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commmission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These electric utilities are conducting business under the name GPU Energy and considered together are referred to as the "GPU Energy companies." GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU Electric's foreign utility companies include Midlands Electricity plc (conducting business as GPU Power UK); Empresa Distribuidora Electrica Regional S.A. (Emdersa); and GPU GasNet. GPU Power, Inc. and its subsidiaries (GPU Power) develop, own and operate generation facilities in foreign countries. Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies; GPU Diversified Holdings LLC; and GPU Nuclear, Inc. (GPUN). All of these companies considered together are referred to as "GPU."

In 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to Singapore Power International (SPI). In addition, GPU, Inc. sold GPU International, Inc. (GPUI) to Aquila Energy Corporation (Aquila). This sale included GPUI's interests in six domestic electric generating plants, and one development stage project. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS

Certain reclassifications of prior years' data have been made to conform with the current presentation The GPU Energy companies' accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the Pennsylvania Public Utility Commission (PaPUC) and the New Jersey Board of Public Utilities (NJBPU). GPU's accounting records also comply with the Securities and Exchange Commission's (SEC) rules and regulations.

CONSOLIDATION

The GPU consolidated financial statements include the accounts of its wholly-owned subsidiaries and any affiliates in which it has a controlling financial interest (generally evidenced by a greater than 50% ownership interest). All significant intercompany transactions and accounts are eliminated in consolidation. GPU also uses the equity method of accounting for investments in affiliates in which it has the ability to exercise significant influence.

GPU began accounting for GPU Power UK as a consolidated entity in the third quarter

of 1999, following its acquisition of the remaining 50% ownership interest from Cinergy Corp. (Cinergy).

REGULATORY ACCOUNTING

Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," applies to regulated utilities that have the ability to recover their costs through rates established by regulators and charged to customers. The GPU Energy companies' transmission and distribution operations are currently accounted for under the provisions of FAS 71. In accordance with FAS 71, GPU has deferred certain costs pursuant to actions of the NJBPU and PaPUC and is recovering or expects to recover such costs in regulated rates charged to customers. Regulatory assets and liabilities are reflected net in the Deferred Debits and Other Assets section of the Consolidated Balance Sheets. For additional information about regulatory assets and liabilities, see Note 12, Commitments and Contingencies.

With the receipt of the NJBPU Summary Restructuring Order (Summary Order) in 1999 and the PaPUC Restructuring Orders (Restructuring Orders) in 1998, GPU determined that the GPU Energy companies' electric generation operations no longer met the criteria for the continued application of FAS 71, and therefore adopted, for that portion of its business, the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" and Emerging Issues Task Force Issue 97-4 (EITF)(Issue 97-4), Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71."

CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards No. 52 (FAS 52), "Foreign Currency Translation," balance sheet accounts of foreign operations are translated from foreign currencies into US dollars at year-end rates, while income statement accounts are translated at the average month-end exchange rates for the relevant period. The resulting translation adjustments are included in Accumulated other comprehensive income/(loss), net of deferred taxes, on the Consolidated Balance Sheets. Gains and losses resulting from foreign currency transactions are included in Net Income.

REVENUES

GPU recognizes operating revenues for services rendered to the end of the relevant accounting period. Therefore, the electric operating revenues of GPU Electric and the GPU Energy companies include an estimate for unbilled revenues.

MYR recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation. MYR charges selling, general and administrative costs, including indirect costs associated with maintaining district offices, to expense as incurred.

Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised. Significant claims are included in revenue in accordance with industry practice.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents amounts billed in excess of revenues recognized.

CLASSIFICATION OF CURRENT ASSETS AND CURRENT LIABILITIES

The length of MYR's contracts vary, with some larger contracts exceeding one year. In accordance with industry practice, MYR includes in current assets and current liabilities amounts realizable and payable under contracts which may extend beyond one year.

DEFERRED COSTS

JCP&L recovers its prudently incurred generation-related costs, including nonutility generation (NUG) costs, through a Basic Generation Service (BGS) charge and a Market Transition Charge (MTC), and defers any differences between actual costs and amounts recovered from customers through rates. Met-Ed and Penelec use deferred accounting for the above-market portion of NUG costs which are collected through the Competitive Transition Charge (CTC).

On November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking recovery of their power purchase costs in excess of established rate caps. Currently, Met-Ed and Penelec do not have authority to defer these costs for future recovery. The PaPUC consolidated this petition for consideration with the GPU/FirstEnergy Corp. (FirstEnergy) merger proceeding, which establishes a May 2001 date for a PaPUC order in both cases, based on the current merger procedural schedule.

UTILITY PLANT

Prior to the sale of the Oyster Creek Nuclear Generation Station (Oyster Creek) in 2000, the plant was written down to its sale price of $10 million. All other utility plant, including the GPU Energy companies' remaining generation plants, and additions are valued at cost. The assets of acquired companies are carried at their fair value as of the acquisition date, less accumulated depreciation.

DEPRECIATION

GPU generally provides for depreciation at annual rates determined and revised periodically, on the basis of studies, to be sufficient to depreciate the original cost of depreciable property over estimated remaining service lives, which are generally longer than those employed for tax purposes.

These rates, on an aggregate composite basis, resulted in annual rates as follows:

	GPU	JCP&L	Met-Ed	Penelec
2000	3.16%	3.30%	2.87%	2.72%
1999	2.96%	2.94%	3.01%	2.81%
1998	3.43%	3.65%	3.53%	3.25%

GPU GasNet uses the volumetric depreciation method to amortize the cost of its gas pipeline.

AMORTIZATION POLICIES

Accounting for TMI-2 and Forked River Investments:

At December 31, 2000, $55 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's investment in Three Mile Island Unit 2 (TMI-2). JCP&L is collecting annual revenues for the amortization of TMI-2 of $9.6 million. This level of revenue will be sufficient to recover the remaining investment by 2008. Met-Ed and Penelec have collected all of their TMI-2 investment attributable to retail customers. At December 31, 2000, $48 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's Forked River project. JCP&L is collecting annual revenues for the amortization of this project of $11.2 million, which will be sufficient to recover its remaining investment by 2006. Because JCP&L has not been provided revenues for a return on the unamortized balances of the damaged TMI-2 facility and the cancelled Forked River project, these investments are being carried at their discounted present values.

Nuclear Fuel:

Prior to the sale of Three Mile Island Unit 1 (TMI-1) in 1999 and Oyster Creek in 2000, the GPU Energy companies amortized nuclear fuel on a unit-of-production basis and rates were determined and periodically revised to amortize the cost of the fuel over its useful life.

At December 31, 2000 and 1999, the liability of the GPU Energy companies for future contributions to the Federal Decontamination and Decommissioning Fund for the cleanup of uranium enrichment plants operated by the Federal Government amounted to $22 million (JCP&L $14 million; Met-Ed $5 million; Penelec $3 million) and $25 million (JCP&L $15 million; Met-Ed $7 million; Penelec $3 million), respectively, and is primarily reflected in Deferred Credits and Other Liabilities - Other. Annual contributions, which began in 1993, are being made over a 15-year period. JCP&L is recovering these costs from customers through its BGS and MTC rates. Met-Ed and Penelec are not recovering these costs in rates.

Goodwill:

Goodwill, resulting from GPU's purchase of various businesses, is recorded on the Consolidated Balance Sheets and amortized to expense, on a straight-line basis, over its useful life not to exceed 40 years. Goodwill amortization expense amounted to $54.7 million, $51.6 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively. GPU periodically reviews undiscounted projections of future cash flows from operations to assess whether any potential intangible impairment exists on its goodwill. For additional information of goodwill resulting from acquisitions, see Note 7, Acquisitions.

NUCLEAR FUEL DISPOSAL FEE

The GPU Energy companies are providing for estimated future disposal costs for spent nuclear fuel at Oyster Creek and TMI-1 in accordance with the Nuclear Waste Policy Act of 1982. The GPU Energy companies entered into contracts in 1983 with the US Department of Energy (DOE) for the disposal of spent nuclear fuel. For a discussion of the DOE's current inability to begin acceptance of spent nuclear fuel from the GPU Energy companies and other standard contract holders, see Note 12, Commitments and Contingencies.

The total liability under these contracts, including interest, at December 31, 2000, all of which relates to spent nuclear fuel from nuclear generation through April 1983, amounted to $210.1 million (JCP&L $157 million; Met-Ed $35.4 million; Penelec $17.7 million), and is reflected in Deferred Credits and Other Liabilities - Other. As the actual liability is substantially in excess of the amount recovered to date from ratepayers, the GPU Energy companies have reflected such excess in Regulatory assets, net.

The distribution rates presently charged to customers provide for the collection of these costs, plus interest, over a remaining period of seven years for JCP&L. For Met-Ed and Penelec, these costs are a component of their respective CTC. The GPU Energy companies' current rates provide for the recovery of costs for spent nuclear fuel disposal costs resulting from nuclear generation subsequent to April 1983.

INCOME TAXES

GPU files a consolidated federal income tax return. All participants are jointly and severally liable for the full amount of any tax, including penalties and interest, which may be assessed against the group.

Deferred income taxes, which result primarily from purchase accounting adjustments, liberalized depreciation methods, deferred costs, decommissioning funds and discounted Forked River and TMI-2 investments, reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. Investment tax credits (ITC) are amortized over the estimated service lives of the related facilities.

CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS

The carrying amounts of Temporary cash investments, Special deposits, Securities due within one year and Notes payable on the Consolidated Balance Sheets approximate fair value due to the short period to maturity. The carrying amounts of the Nuclear decommissioning trusts and Nuclear fuel disposal trust, whose assets are invested in cash equivalents and debt and equity securities, also approximate fair value.

DERIVATIVE INSTRUMENTS

GPU's use of derivative instruments is intended to manage the risk of price, interest rate and foreign currency fluctuations. GPU does not intend to hold or issue derivative instruments for trading purposes.

Commodity Derivatives:

The GPU Energy companies use New York Mercantile Exchange (NYMEX) futures and Over-the-Counter (OTC) forward contracts and options on forward contracts to manage the risk of fluctuations in the market price of electricity. The GPU Energy companies also manage the natural gas requirements of certain NUG facilities that generate and sell energy to JCP&L under long-term contracts. These commodity derivatives qualify for hedge accounting treatment under current accounting rules since price movements of the commodity derivatives are highly correlated with the underlying hedged commodities and the transactions are designated as hedges at inception. Accordingly, under the deferral method of accounting, gains and losses related to commodity derivatives are recognized in Power purchased and interchanged in the Consolidated Statements of Income when the hedged transaction closes or if the commodity derivative is no longer sufficiently correlated. Prior to income or loss recognition, deferred gains and losses relating to these transactions are recorded in Current Assets or Current Liabilities in the Consolidated Balance Sheets.

Interest Rate Swap Agreements:

Penelec and GPU Electric (through GPU GasNet and GPU Power UK) use interest rate swap agreements to manage the risk of increases in variable interest rates. As of December 31, 2000, these agreements covered approximately $528 million (Penelec $50 million; GPU Electric $478 million) of debt, and were scheduled to expire on various dates through June 2006. Differences between the amounts paid and received under interest rate

swaps are recorded as adjustments to the interest expense of the underlying debt since the swaps are related to specific assets, liabilities or anticipated transactions. All of the agreements effectively convert variable rate debt to fixed rate debt. For the year ended December 31, 2000, fixed rate interest expense exceeded variable rate interest by approximately $0.3 million (Penelec $0.1 million; GPU Electric $0.2 million).

Currency Swap Agreements:

GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings (Avon). These swap agreements effectively convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. As of December 31, 2000, these currency swap agreements covered £517 million (US $850 million) of debt. Interest expense would have been £37.8 million (US $57.3 million) as compared to £38.6 million (US $58.4 million) for the year ended December 31, 2000 had these agreements not been in place.

ENVIRONMENTAL LIABILITIES

GPU may be subject to loss contingencies resulting from environmental laws and regulations, which include obligations to mitigate the effects on the environment of the disposal or release of certain hazardous wastes and substances at various sites. GPU records liabilities (on an undiscounted basis) for hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated and adjusts these liabilities as required to reflect changes in circumstances.

STATEMENTS OF CASH FLOWS

For the purpose of the consolidated statements of cash flows, temporary investments include all unrestricted liquid assets, such as cash deposits and debt securities, with maturities generally of three months or less. Cash flows are reported using the US dollar equivalent of the functional currencies in effect at the time of the cash transaction. The effect of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item on the Consolidated Statements of Cash Flows.

Avon and GPU Power UK have a formal agreement with a United Kingdom bank, under which they maintain available cash balances in a number of subsidiary bank accounts and an overdraft in the main GPU Power UK operating account. The overdraft balance was $276.5 million as of December 31, 2000, while total cash at GPU Power UK was $314.3 million. Since GPU Power UK manages the overdraft balance in such a way that it does not exceed the available cash balances in the other associated accounts, no interest or fees are paid under this arrangement. In effect, GPU Power UK uses the overdraft facility to utilize the available cash in the other bank accounts. The overdraft position and the offsetting cash balances subject to this arrangement are shown on the Consolidated Balance Sheets in Bank overdraft and Cash and temporary cash investments, respectively.

2. SHORT-TERM BORROWING ARRANGEMENTS

At December 31, 2000 and 1999, short-term debt outstanding consisted of the following:

		2000		1999	
Company	Facility	Balance Outstanding (in millions)	Weighted Avg. Rate	Balance Outstanding (in millions)	Weighted Avg. Rate

GPU, Inc.	Bank Loans	$ 113	7.2%	$ 123	7.0%
JCP&L	Bank Loans	2	7.0	-	-
	Commercial Paper	27	7.4	-	-
Met-Ed	Commercial Paper	47	6.8	-	-
Penelec	Commercial Paper	56	6.7	54	6.9
MYR	Bank Loans	36	7.2	-	-
GPU Electric	Bank Loans	476	7.0	366	6.1
	Commercial Paper/ Medium Term Notes	724	8.0	1,218	6.5
	Total	$1,481		$1,761	

GPU's weighted average interest rate on the short-term borrowings was 7.5% and 6.5% at December 31, 2000 and 1999, respectively.

GPU has various credit facilities in place, the most significant of which are discussed below. These credit facilities generally provide GPU bank loans at negotiated market rates. In addition, commitment fees or facility fees are determined by market rates at the time the facility is put in place, and can change based on the borrower's current bond rating.

In recent months, certain aspects of California's restructuring plan have created instability and price volatility in the electricity market, negatively affecting the California electric utilities. These utilities have defaulted on various contractual and financial obligations and have experienced rapid deterioration of their credit quality. Reaction of the financial markets, which did not anticipate the rapid deterioration of the California utilities' financial condition, has included a careful review of overall credit exposure to the electric utility industry.

Furthermore, Met-Ed's and Penelec's energy cost exposure related to their provider of last resort (PLR) obligation in Pennsylvania has negatively affected Met-Ed's and Penelec's earnings. Consequently, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions. The credit facilities that expire in 2001 include: $465 million available to GPU, Inc. and the GPU Energy companies under a $250 million revolving credit agreement and various committed bank lines of credit; $1 billion under GPU Capital, Inc.'s (GPU Capital) senior revolving credit agreement; $180 million under GPU Australia Holdings, Inc.'s (GPU Australia Holdings) senior revolving credit agreement; and $366 million under EI UK Holdings, Inc.'s two year term loan agreement.

In addition, primarily as a result of these conditions (the companies' PLR exposure and the negative publicity surrounding the California utilities), in early 2001 Met-Ed and Penelec began experiencing difficulty in selling their commercial paper with maturities longer than overnight. Under normal circumstances, they issue commercial paper having maturities of up to 30 days or longer, if desired. As a result, Met-Ed and Penelec have temporarily withdrawn from the commercial paper market, and instead have resorted to borrowing against their various bank lines of credit.

GPU, Inc. and GPU Energy companies

GPU, Inc. and the GPU Energy companies have available $465 million of short-term borrowing facilities, which include a $250 million revolving credit agreement and various bank lines of credit. In addition, GPU, Inc., JCP&L, Met-Ed and Penelec can issue commercial paper in amounts of up to $100 million, $150 million, $75 million and $100 million, respectively. From these sources, GPU, Inc. has regulatory authority to have $250 million outstanding at any one time. JCP&L, Met-Ed and Penelec are limited by their

charters or SEC authorization to $266 million, $150 million and $150 million, respectively, of short-term debt outstanding at any one time. As of December 31, 2000, GPU, Inc. and the GPU Energy companies had $113 million and $132 million (JCP&L $29 million; Met-Ed $47 million; Penelec $56 million), respectively, of short-term debt outstanding.

GPU Electric

GPU Capital has a $1 billion 364-day senior revolving credit agreement due in November 2001 supporting the issuance of commercial paper for its $1 billion commercial paper program, which has been established to fund GPU, Inc. and GPU Electric acquisitions. GPU, Inc. has guaranteed GPU Capital's obligations under this program. At December 31, 2000 and 1999, $633 million and $768 million was outstanding under this commercial paper program, respectively, and included in Notes payable on the Consolidated Balance Sheets. In early 2001, GPU Capital refinanced the majority of this outstanding commercial paper through its standby revolving credit agreement.

GPU Electric has a $150 million credit facility due in May 2002 to accommodate short-term borrowing needs. The facility is guaranteed by GPU, Inc. and there were no outstanding borrowings as of December 31, 2000.

GPU Australia Holdings has $180 million available under its senior revolving credit facility, which expires in November 2001. This facility is guaranteed by GPU, Inc. In 2000, GPU Australia Holdings borrowed $176 million under this facility, which is included in Notes payable on the Consolidated Balance Sheet, to repay all outstanding obligations under its $180 million commercial paper program. There were no outstanding borrowings under this revolving credit facility as of December 31, 1999.

The above-mentioned GPU Australia Holdings commercial paper program is supported by GPU, Inc. credit facilities and GPU, Inc. has also guaranteed all obligations under this program. At December 31, 1999, $182 million was outstanding under this commercial paper program and included in Notes payable on the Consolidated Balance Sheet. No borrowings were outstanding at December 31, 2000.

In August 2000, GPU GasNet entered into a A$750 million (US $417 million) commercial paper program to refinance maturing bank debt. In addition, GPU GasNet established a A$750 million (US $417 million) credit facility to serve as a backstop for this commercial paper program. At December 31, 2000, there was A$250 million (US $139 million) of commercial paper outstanding under this program and included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount of commercial paper on a long-term basis.

GPU Power UK maintains a £150 million (approximately US $224 million) revolving credit facility with six banks for working capital purposes, which expires at various dates through June 2005. At December 31, 2000 and 1999, there was £60 million (US $90 million) and £87 million (US $140 million) outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

In addition, GPU Power UK maintains an ongoing £75 million (US $112 million) bank facility for working capital purposes. Outstanding borrowings are collateralized by portions of trade accounts receivable. At December 31, 2000 and 1999, £75 million (US $112 million) and £75 million (US $121 million) was outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

MYR

MYR maintains a $50 million revolving credit facility, which expires in November

2003, of which up to $10 million is available for the issuance of standby letters of credit. As of December 31, 2000, $36 million was outstanding under this facility and included in Notes payable on the Consolidated Balance Sheet.

3. LONG-TERM DEBT

At December 31, 2000 and 1999, long-term debt outstanding consisted of the following:

GPU, Inc. and Subsidiary Companies

2000	Maturities	Interest Rates	Total Debt Outstanding (in millions)	Due Within One Year (in millions)
GPU Energy companies, GPUS & GPU, Inc.:				
First mortgage bonds	2001-2027	5.35-9.20%	$1,695 (1)	$ 40
Senior notes	2002-2019	5.75-7.77%	441 (2)	-
Other long-term debt	2001-2039	7.05-7.69%	334	22
GPU Electric:				
Bank loans	2001-2014	5.98-10.5%	1,184	912
Bonds	2002-2008	7.38-7.46%	983	-
Commercial paper/Medium term notes	2001-2003	5.98-10.5%	222 (3)	-
GPU Power	2003-2022	4.5-9.5%	39	7
Total			$4,898	$ 981

(1) Amount is less unamortized net discount of $3.1 million.

(2) Amount is less unamortized net discount of $1.6 million.

(3) Amount includes $139 million of Australian commercial paper, which is included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount on a long-term basis.

1999	Maturities	Interest Rates	Total Debt Outstanding (in millions)	Due Within One Year (in millions)
GPU Energy companies & GPUS:				
First mortgage bonds(a)	2000-2027	5.35-9.48%	$1,785 (1)	$ 90
Senior notes	2004-2019	5.75-6.63%	348 (2)	-
Other long-term debt	2000-2039	6.76-7.69%	34	-
GPU Electric:				
Bank loans	2000-2014	4.16-6.56%	2,264	475
Bonds	2002-2008	7.38-7.46%	1,092	-
Medium term notes	2001-2002	6.33%	263	-
GPUI Group	2000-2022	4.5 -7%	46	5

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Total	$5,832	$ 570

(1) Amount is less unamortized net discount of $2.8 million.

(2) Amount is less unamortized net discount of $1.8 million.

JCP&L

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.04% due 2000	$ -	$ 40,000
6.45% due 2001	40,000	40,000
9% due 2002	50,000	50,000
6.375% due 2003	150,000	150,000
7.125% due 2004	160,000	160,000
6.78% due 2005	50,000	50,000
8.25% due 2006	50,000	50,000
6.85% due 2006	40,000	40,000
7.90% due 2007	40,000	40,000
7.125% due 2009	6,300	6,300
7.10% due 2015	12,200	12,200
9.20% due 2021	50,000	50,000
8.55% due 2022	30,000	30,000
8.82% due 2022	12,000	12,000
8.85% due 2022	38,000	38,000
8.32% due 2022	40,000	40,000
7.98% due 2023	40,000	40,000
7.5% due 2023	125,000	125,000
8.45% due 2025	50,000	50,000
6.75% due 2025	150,000	150,000
Subtotal	1,133,500	1,173,500
Amounts due within one year	(40,000)	(40,000)
Unamortized net discount	(2,511)	(2,752)
Total	1,090,989	1,130,748
Other long-term debt (excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$1,093,987	$1,133,760

Met-Ed

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.2% due 2000	$ -	$ 30,000
9.48% due 2000	-	20,000
8.05% due 2002	30,000	30,000
6.6% due 2003	20,000	20,000
7.22% due 2003	40,000	40,000
9.1% due 2003	30,000	30,000
6.34% due 2004	40,000	40,000
6.77% due 2005	30,000	30,000
7.35% due 2005	20,000	20,000
6.36% due 2006	17,000	17,000
6.40% due 2006	33,000	33,000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

6.00% due 2008	8,700	8,700
6.1% due 2021	28,500	28,500
8.6% due 2022	30,000	30,000
8.8% due 2022	30,000	30,000
6.97% due 2023	30,000	30,000
7.65% due 2023	30,000	30,000
8.15% due 2023	60,000	60,000
5.95% due 2027	13,690	13,690
Subtotal	490,890	540,890
Amounts due within one year	-	(50,000)
Unamortized net discount	(27)	(31)
Total	490,863	490,859
Other long-term debt (excludes amounts due within one year of $27 for 2000 and $25 for 1999)	5,997	6,024
Total long-term debt	$496,860	$496,883

Penelec	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.125% due 2007	$ 4,110	$ 4,110
6.55% due 2009	-	-
5.35% due 2010	12,310	12,310
5.35% due 2010	12,000	12,000
5.80% due 2020	20,000	20,000
6.05% due 2025	25,000	25,000
Subtotal	73,420	73,420
Amounts due within one year	-	-
Unamortized net discount	(8)	(10)
Total	73,412	73,410
Senior Notes - Series as noted:		
6.42% due 2002	25,000	-
6.47% due 2002	25,000	-
5.75% due 2004	125,000	125,000
7.50% due 2005	8,000	-
6.125% due 2009	100,000	100,000
7.77% due 2010	35,000	-
6.625% due 2019	125,000	125,000
Subtotal	443,000	350,000
Unamortized net discount	(1,597)	(1,781)
Total	441,403	348,219
Other long-term debt		

(excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$517,813	$424,641

(a) Substantially all of the utility plant owned by the GPU Energy companies is subject to the liens of their respective mortgages.

For the years 2001, 2002, 2003, 2004 and 2005, GPU has long-term debt maturities as follows:

(in millions)

Company	2001	2002	2003	2004	2005
JCP&L	$ 40	$ 50	$150	$160	$50
Met-Ed	-	30	90	40	50
Penelec	-	50	-	125	8
GPU Electric	912	436	176	11	12
GPU Power	7	7	6	6	2
GPU, Inc.	-	-	-	-	300
GPUS	22	-	-	-	-
Total	$981	$573	$422	$342	$422

At December 31, 2000, EI UK Holdings, Inc. had long-term debt outstanding of £245 million (US $366 million) under its £245 million credit facility, a portion of which is guaranteed by GPU, Inc.

As discussed in Note 2, Short-Term Borrowing Arrangements, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions.

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to GPU for debt of the same remaining maturities and credit qualities. The estimated fair value of GPU's long-term debt, including amounts due within one year, as of December 31, 2000 and 1999 is as follows:

(in millions)

	2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
JCP&L	**$1,134**	**$1,125**	$1,174	$1,139
Met-Ed	**497**	**504**	547	532
Penelec	**518**	**497**	424	392
GPU Electric	**2,389**	**2,469**	3,619	4,186
GPU Power	**39**	**35**	46	41
GPU, Inc.	**299**	**300**	-	-
GPUS	**22**	**22**	22	22

Total	$4,898	$4,952	$5,832	$6,312

4. PREFERRED SECURITIES

Cumulative Preferred Stock: (a)

JCP&L

Cumulative preferred stock, without par value, 15,600,000 shares authorized, 748,334 and 965,000 shares issued and outstanding in 2000 and 1999, respectively.

	(in thousands) 2000	1999
Cumulative preferred stock - with mandatory redemption (b)(c)(d):		
8.65% Series J, 333,334 and 500,000 shares at 12/31/00 and 12/31/99, respectively	$33,333	$50,000
7.52% Series K, 290,000 and 340,000 shares at 12/31/00 and 12/31/99, respectively	29,000	34,000
Subtotal	62,333	84,000
Amounts due within one year (d)	(10,833)	(10,833)
Total cumulative preferred stock - with mandatory redemption	$51,500	$73,167
Cumulative preferred stock - without mandatory redemption (c)(e):		
4% Series, 125,000 shares, callable at $106.50 a share	$12,500	$12,500
Premium on cumulative preferred stock	149	149
Total cumulative preferred stock - without mandatory redemption	$12,649	$12,649

(a) In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of cumulative preferred stock for $12.5 million and $17.4 million, respectively. At December 31, 2000 and 1999, the GPU Energy companies were authorized to issue 37,035,000 of cumulative preferred stock. If dividends on any of the cumulative preferred stock of JCP&L are in arrears for four quarters, the holders of cumulative preferred stock, voting as a class, are entitled to elect a majority of the Board of Directors until all dividends in arrears have been paid. If JCP&L has failed to pay dividends in full on any outstanding shares of cumulative preferred stock, thereafter and until dividends in full on all such shares of cumulative preferred stock have been paid, or declared and set apart for payment, for all past quarterly dividend periods, JCP&L shall not redeem any cumulative preferred stock unless all the shares of cumulative preferred stock outstanding are redeemed and shall not purchase or otherwise acquire for value any shares of cumulative preferred stock except in accordance with an offer (which may vary with respect to shares of different series) made to all holders of share of cumulative preferred stock.

(b) The 7.52% and 8.65% Series are callable at various prices above their stated values beginning in 2002 and 2000, respectively. Pursuant to mandatory sinking fund provisions, the 7.52% Series is to be redeemed ratably over the next fourteen years. The 8.65% Series is to be redeemed ratably over the next four years.

(c) During 2000, JCP&L redeemed $5 million stated value of its 7.52% cumulative preferred stock and $16.7 million stated value of its 8.65% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. During 1999, JCP&L redeemed all of its outstanding shares of 7.88% cumulative preferred stock with a stated value of $25 million and $5 million stated value of its 7.52% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. JCP&L's total redemption cost for 2000 and 1999 was $21.7 million and $30.9 million, respectively.

(d) The shares with mandatory redemption have redemption requirements of $10.8 million for each year of the next four years, and $2.5 million in year five. The fair value of the preferred stock with mandatory redemption, including amounts due within one year, based on market price quotations at December 31, 2000 and 1999, was $65.6 million and $86.5 million, respectively.

(e) The outstanding shares of preferred stock without mandatory redemption are callable at various prices above their stated values. At December 31, 2000, JCP&L could call the 4% Series for $13.3 million.

Subsidiary-Obligated Mandatorily Redeemable Preferred Securities:

JCP&L Capital, L.P., Met-Ed Capital, L.P. and Penelec Capital, L.P. are special-purpose partnerships in which a subsidiary of JCP&L, Met-Ed and Penelec, respectively, is the sole general partner. In 1995, JCP&L Capital, L.P. issued $125 million at 8.56% (5 million shares at $25 per share) of mandatorily redeemable preferred securities (MIPS) and in 1994, Met-Ed Capital, L.P. and Penelec Capital, L.P. issued $100 million at 9% (4 million shares at $25 per share) and $105 million at 8.75% (4.2 million shares at $25 per share), respectively, of MIPS. The proceeds were loaned to JCP&L, Met-Ed and Penelec, respectively, which, in turn, issued their deferrable interest subordinated debentures to the partnerships. In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of MIPS for $100 million and $105 million, respectively. At December 31, 2000, JCP&L's outstanding shares of MIPS had a fair value of $122.2 million.

The MIPS of JCP&L Capital, L.P. mature in 2044 and are redeemable at the option of JCP&L beginning in May of 2000 at 100% of their principal amount. JCP&L has fully and unconditionally guaranteed payment of distributions, to the extent there is sufficient cash on hand to permit such payments and legally available funds, and payments on liquidation or redemption of its Preferred Securities. Distributions on the MIPS (and interest on the subordinated debentures) may be deferred for up to 60 months, but JCP&L may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

Subsidiary-Obligated Trust Preferred Securities:

In 1999, Met-Ed Capital Trust, a wholly-owned subsidiary of Met-Ed, issued $100 million of trust preferred securities (Met-Ed Trust Preferred Securities) at 7.35%, due 2039. The sole assets of Met-Ed Capital Trust are the 7.35% Cumulative Preferred Securities of Met-Ed Capital II, L.P. (Met-Ed Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Met-Ed Partnership Preferred Securities. Each Met-Ed Trust Preferred Security represents a Met-Ed Partnership Preferred Security. Met-Ed Capital II, L.P. is a wholly-owned subsidiary of Met-Ed and the sponsor of Met-Ed Capital Trust. The sole assets of Met-Ed Capital II, L.P. are Met-Ed's 7.35% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Met-Ed has fully and unconditionally guaranteed the Met-Ed Partnership Preferred Securities, and, therefore, the Met-Ed Trust Preferred Securities.

million of trust preferred securities (Penelec Trust Preferred Securities) at 7.34%, due 2039. The sole assets of Penelec Capital Trust are the 7.34% Cumulative Preferred Securities of Penelec Capital II, L.P. (Penelec Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Penelec Partnership Preferred Securities. Each Penelec Trust Preferred Security represents a Penelec Partnership Preferred Security. Penelec Capital II, L.P. is a wholly-owned subsidiary of Penelec and the sponsor of Penelec Capital Trust. The sole assets of Penelec Capital II, L.P. are Penelec's 7.34% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Penelec has fully and unconditionally guaranteed the Penelec Partnership Preferred Securities, and, therefore, the Penelec Trust Preferred Securities.

The fair value of the Met-Ed and Penelec Trust Preferred Securities at December 31, 2000 was $96.5 million and $97 million, respectively.

5. STOCKHOLDERS' EQUITY

The following table presents information relating to the common stock ($2.50 par value) of GPU, Inc.:

	2000	1999	1998
Authorized shares	**350,000,000**	350,000,000	350,000,000
Issued shares	**132,783,338**	132,783,338	132,783,338
Reacquired shares	**13,343,387**	11,017,798	4,787,657
Outstanding shares	**119,439,951**	121,765,540	127,995,681
Outstanding restricted units	**312,520**	283,602	268,360
Outstanding stock options	**1,175,069**	389,250	335,950

In 2000, GPU, Inc. reacquired 2.8 million shares of common stock at a total cost of $71.9 million.

At December 31, 2000 and 1999, the following issues of common stock were outstanding:

	(in thousands) 2000	1999
GPU, Inc.		
Common stock, par value $2.50 per share	**$331,958**	$331,958
JCP&L		
Common stock, par value $10 per share, 16,000,000 shares authorized, 15,371,270 shares issued and outstanding	**$153,713**	$153,713
Met-Ed		
Common stock, no par value, 900,000 shares authorized, 859,500 shares issued and outstanding	**$ 66,273**	$ 66,273
Penelec		
Common stock, par value $20 per share,		

5,400,000 shares authorized, 5,290,596 shares issued and outstanding	$105,812	$105,812

Pursuant to the 1990 Employee Stock Plan (as restated to reflect amendments through June 1, 2000), awards may be granted in the form of incentive stock options, nonqualified stock options, restricted shares of common stock, performance units and stock appreciation rights, which may accompany options.

In 2000, GPU, Inc. granted stock options to officers and selected employees to purchase 722,700 shares at $29.25 per share. During the year, 17,100 of these options were forfeited leaving a total of 705,600 outstanding at December 31, 2000. Also in 2000, as part of the acquisition of MYR, options held by MYR employees to purchase MYR stock were converted to 97,524 options to purchase GPU, Inc. common stock. The average exercise price of the 97,524 options is $9.93 per share and 6,305 of these options were exercised at an average price of $4.90 during 2000. No additional options were exercised in 2000. In 1999, GPU, Inc. granted stock options to officers to purchase 90,600, 1,000 and 1,000 shares at $42.9375, $34.50 and $34.6875 per share, respectively. In 1998, GPU, Inc. granted stock options to officers to purchase 305,950 and 30,000 shares at $36.625 per share and $44.25 per share, respectively. In 2000, 7,300 and 3,700 options exercisable at $36.625 and $42.9375 per share, respectively, were forfeited. No options were exercised in 1999 and 1998.

At December 31, 2000 and 1999, there were 274,892 and 101,607 options exercisable at weighted average exercise prices of $32.66 and $37.38 per option, respectively. There were no options exercisable at December 31, 1998. All options, other than the MYR converted options have an exercise price equal to the fair market per share value of GPU, Inc. common stock on the grant date. All options vest in three equal annual installments, have a 10-year term and are exercisable in accordance with the terms set forth in the Stock Option Agreement. In the event of a change in control of GPU during the option term (which would include GPU, Inc.'s proposed merger with FirstEnergy), all options would immediately become exercisable. The weighted-average remaining contractual life of options outstanding as of December 31, 2000 was 8.7 years.

The weighted average fair value of options granted during 2000, 1999 and 1998 was $4.60, $6.60 and $4.41 per option, respectively. The options were valued using the Black-Scholes pricing model. For the years 2000, 1999 and 1998, the assumptions used in these valuations were as follows: a risk-free rate of return of 6.38%, 6.14% and 5.70%, respectively; a stock price volatility of 23.5%, 20.21% and 17.36%, respectively; an average dividend yield of 5.71%, 5.42% and 5.67%, respectively; and the exercise of all options on the final day of their 10-year terms.

Also pursuant to the 1990 Employee Stock Plan, in 2000, 1999 and 1998, GPU, Inc. issued performance units to officers and selected employees representing rights to receive shares of common stock, on a one-for-one basis, at the end of the restriction period. The number of shares eventually issued will depend upon the degree to which GPU's performance goals have been met for the performance period and could range from 0% to 200% of the originally awarded units plus additional units resulting from reinvested dividend equivalents. These performance units vest on a pro-rata basis over three or five years. In the event of a change in control of GPU during the performance period (which would include GPU, Inc.'s proposed merger with FirstEnergy), all performance units would immediately vest within the range of 100% to 200% of the original units awarded.

Since 1997, pursuant to the Deferred Stock Unit Plan for Outside Directors, restricted units were issued to outside directors representing rights to receive shares of GPU, Inc. common stock, on a one-for-one basis. All restricted units are considered common stock equivalents and, accordingly, are reflected in the computation of diluted

earnings per share shown on the Consolidated Statements of Income. The restricted units accrue dividend equivalents on a quarterly basis, which are reinvested in additional restricted units. The restricted units vest upon the outside director completing 54 months of service or immediately in the case of a change in control.

Through the above-mentioned plans, officers, selected employees and outside directors were awarded 72,327, 56,994 and 53,260 performance units or restricted units in 2000, 1999 and 1998, respectively. Also in 2000, as part of the acquisition of MYR, restricted units held by MYR employees were converted to GPU, Inc. common stock restricted shares. As of December 31, 2000, 208,136 of these shares were outstanding. In 2000, 1999 and 1998, through these plans, GPU, Inc. issued a total of 247,845, 20,215 and 20,611 shares of common stock, respectively, from previously reacquired shares. At December 31, 2000, there were 1,971,190 shares of common stock authorized for issuance as awards of restricted shares, units, options or rights, in the aggregate.

In 1996, GPU adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which establishes a fair value-based method of accounting for employee stock-based compensation. As permitted by FAS 123, GPU continues to follow the intrinsic value method set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had the fair value-based method of accounting been applied instead, the fair value of options would have been expensed, and net income for 2000, 1999 and 1998 would have been $231.4 million, $458.7 million and $359.3 million, respectively, and earnings per share for the same periods would have been $1.91, $3.66 and $2.83, respectively.

Accumulated Other Comprehensive Income/(Loss):

In 1997, GPU adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." At December 31, 2000 and 1999, GPU had the following amounts in Accumulated other comprehensive income/(loss) on the Consolidated Balance Sheets:

	(in thousands) 2000	1999
GPU, Inc. and Subsidiary Companies		
Net unrealized gains on investments (1)	$ 13,404	$ 34,183
Foreign currency translation	(72,402)	(40,518)
Minimum pension liability	(3,626)	(6)
Accumulated other comprehensive income/(loss)	$(62,624)	$(6,341)

	(in thousands) 2000	1999
JCP&L		
Net unrealized gain on investments	$ 7	$ 7
Minimum pension liability	(15)	-
Accumulated other comprehensive income/(loss)	$ (8)	$ 7

	(in thousands) 2000	1999
Met-Ed		
Net unrealized gain on investments (1)	$ 74	$ 21,369
Minimum pension liability	(10)	(6)
Accumulated other comprehensive income	$ 64	$ 21,363

(in thousands)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Penelec	2000	1999
Net unrealized gain on investments (1)	$ 23	$ 10,619
Minimum pension liability	-	-
Accumulated other comprehensive income	$ 23	$ 10,619

(1) The change in the net unrealized gain on investments includes the reclassification of previously unrealized gains totaling $31.8 million (Met-Ed $21.2 million; Penelec $10.6 million), from Accumulated other comprehensive income to Regulatory assets, net on the Consolidated Balance Sheets. See Nuclear Plant Retirement Costs section of Note 12, Commitments and Contingencies.

The components of the change in accumulated other comprehensive income/(loss), and the related tax effects, for the years 2000, 1999 and 1998 are as follows:

GPU, Inc. and Subsidiary Companies	(in thousands) Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gains/(loss) on investments	$(38,042)	$ 17,263	$(20,779)
Foreign currency translation adjustments	(43,240)	15,134	(28,106)
Adjustment for amounts included in income	(5,813)	2,035	(3,778)
Net change in accumulated other comprehensive income	(49,053)	17,169	(31,884)
Minimum pension liability	(6,183)	2,563	(3,620)
Total change in accumulated other comprehensive income/(loss)	$(93,278)	$ 36,995	$(56,283)
1999			
Net unrealized gains on investments	$ 12,516	$(4,680)	$ 7,836
Adjustment for amounts included in income	(1,998)	-	(1,998)
Net change in accumulated other comprehensive income	10,518	(4,680)	5,838
Foreign currency translation adjustments	19,735	(6,907)	12,828
Adjustment for amounts included in income	1,586	(555)	1,031
Net change in accumulated other comprehensive income	21,321	(7,462)	13,859
Minimum pension liability	8,957	(3,691)	5,266
Total change in accumulated other comprehensive income/(loss)	$ 40,796	$(15,833)	$ 24,963
1998			
Net unrealized gains on investments	$ 13,235	$(4,248)	$ 8,987
Foreign currency translation adjustments	(23,295)	8,233	(15,062)
Adjustment for amounts included in income	8,737	(3,136)	5,601
Net change in accumulated other comprehensive income/(loss)	(14,558)	5,097	(9,461)
Minimum pension liability	(2,605)	1,071	(1,534)
Total change in accumulated other comprehensive income/(loss)	$(3,928)	$ 1,920	$(2,008)

(in thousands)
Amount Income Tax Amount

JCP&L	Before Taxes	(Expense) Benefit	Net of Taxes
2000			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(26)	11	(15)
Total change in accumulated other comprehensive income/(loss)	$ (26)	$ 11	$ (15)
1999			
Net unrealized gain on investments	$ 7	$ -	$ 7
Minimum pension liability	718	(293)	425
Total change in accumulated other comprehensive income/(loss)	$ 725	$ (293)	$ 432
1998			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(718)	293	(425)
Total change in accumulated other comprehensive income/(loss)	$ (718)	$ 293	$ (425)

	(in thousands)		
Met-Ed	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	**$(36,312)**	**$ 15,016**	**$(21,296)**
Minimum pension liability	**(6)**	**3**	**(3)**
Total change in accumulated other comprehensive income/(loss)	**$(36,318)**	**$ 15,019**	**$(21,299)**
1999			
Net unrealized gain on investments	$ 7,388	$ (3,073)	$ 4,315
Minimum pension liability	901	(373)	528
Total change in accumulated other comprehensive income/(loss)	$ 8,289	$ (3,446)	$ 4,843
1998			
Net unrealized gain on investments	$ 6,990	$ (2,842)	$ 4,148
Minimum pension liability	(196)	81	(115)
Total change in accumulated other comprehensive income/(loss)	$ 6,794	$ (2,761)	$ 4,033

	(in thousands)		
Penelec	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	**$(18,173)**	**$ 7,577**	**$(10,596)**
Minimum pension liability	-	-	-
Total change in accumulated other comprehensive income/(loss)	**$(18,173)**	**$ 7,577**	**$(10,596)**

1999			
Net unrealized gain on investments	$ 3,708	$ (1,607)	$ 2,101
Minimum pension liability	282	(117)	165
Total change in accumulated other comprehensive income/(loss)	$ 3,990	$ (1,724)	$ 2,266
1998			
Net unrealized gain on investments	$ 3,470	$ (1,406)	$ 2,064
Minimum pension liability	(73)	30	(43)
Total change in accumulated other comprehensive income/(loss)	$ 3,397	$ (1,376)	$ 2,021

6. **ACCOUNTING FOR EXTRAORDINARY AND NON-RECURRING ITEMS**

GPU PowerNet Sale (2000):

In June 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to SPI for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US $137.8 million) of medium term notes. A significant portion of the net proceeds from the sale were used to repay debt in 2000, and the remaining proceeds have been placed in a trust and will be used to further reduce debt. As a result of the sale, GPU recorded in Operating Income on the Consolidated Statement of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million ($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss. During the fourth quarter 2000, there was a change in the estimated tax benefits, which reduced GPU's after-tax loss on the sale to $276.6 million, or $2.28 per share.

GPU International, Inc. (GPUI) Sale (2000):

In December 2000, GPU, Inc. sold GPUI to Aquila for $225 million. The sale included GPUI's interests in six domestic operating plants and one development stage project. The net proceeds from the sale were used primarily to reduce debt at GPU Capital.

As a result of the sale, GPU realized a pre-tax gain of $133 million ($89.2 million after-tax, or $0.73 per share).

Restructured Power Purchase Agreement (2000):

In June 1998, Onondaga Cogeneration L.P. (Onondaga), a GPUI independent power project, and Niagara Mohawk Power Corporation (NIMO) renegotiated their existing power purchase agreement and entered into a 10-year indexed swap agreement and power put.

In September 2000 (prior to the sale of GPUI), Onondaga terminated its rights under the power put thereby terminating all agreements Onondaga had with NIMO to sell energy and capacity under the restructured power purchase agreement. As a result, in 2000, a net pre-tax gain of $42.8 million ($27.8 million after-tax, or $0.23 per share) was recorded in Other Income and Deductions on the Consolidated Statement of Income, as follows: the deferred gain of $86.7 million pre-tax related to the restructured power purchase agreement with NIMO was recognized in income; and the indexed swap agreement was marked to market and the associated deferred revenue was taken to income resulting in a pre-tax gain of $90.8 million. In addition, as a result of terminating the power put with NIMO and based on information supplied by an outside independent expert, management determined that the Onondaga plant would not operate on an economically profitable basis in the merchant generation market, and that the equipment would be technologically obsolete. As the result of an impairment test performed under Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Assets to Be Disposed Of," using the undiscounted cash flows of the plant's operations, management determined that the plant was impaired, and the carrying value of the plant was written down by $69.1 million pre-tax. Also, as a result of the termination of Onondaga's rights under the power put, a review of firmly committed long-term executory gas transportation contracts was performed and the contracts were determined to be out of market, which resulted in a charge to income of $65.6 million. Management's analysis utilized gas and energy pricing supplied by an independent expert.

In addition, in 2000 a pre-tax charge of $2.5 million ($1.6 million after-tax, or $0.01 per share) was recorded in other operation and maintenance expense for settlement amounts paid in connection with the termination of Onondaga's steam supply agreement.

PaPUC Phase II Order (2000):

On December 20, 2000, the PaPUC issued a Phase II Order providing a final determination of Met-Ed's and Penelec's stranded cost recovery related to the divestiture of their generating assets. The net impact of the Phase II Order was a credit to income of $66.1 million pre-tax (Met-Ed $44.6 million; Penelec $21.5 million), or $40.8 million after-tax (Met-Ed $32 million; Penelec $8.8 million), or $0.34 per share, the major components of which are discussed below.

As a result of the sales of their generating facilities in 1999, Met-Ed and Penelec recognized a pension curtailment gain (per Statement of Financial Accounting Standards No. 88 (FAS 88), "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions"), associated with employees who were terminated from the companies at the time of the sale. This gain, which amounted to $50.5 million pre-tax (Met-Ed $26.2 million; Penelec $24.3 million), was deferred pending the outcome of the Phase II proceedings. Upon receipt of the Phase II Order, the deferred gain was recognized in income.

In their Phase II filings, Met-Ed and Penelec requested recovery of an additional $303.8 million (Met-Ed $226.3 million; Penelec $77.5 million) of stranded costs. The Phase II Order disallows recovery of $27.9 million (Met-Ed $16 million; Penelec $11.9 million) of this amount. However, Met-Ed and Penelec anticipated a disallowance of a portion of their stranded costs, and established a reserve of $24.9 million (Met-Ed $18.7 million; Penelec $6.2 million) in 1999. Therefore, in 2000, the remaining disallowance of $3 million pre-tax (Met-Ed $(2.7) million; Penelec $5.7 million) was (credited)/charged to income.

Met-Ed requested recovery of stranded costs associated with its leasehold interest in the Merrill Creek Reservoir project. The Phase II Order granted Met-Ed full recovery of these costs. Met-Ed had previously recorded liabilities which were reversed upon review of the Phase II Order. In addition, during the proceedings, certain estimates and assumptions used in calculating the lease expense were revised. The reversal of related liabilities and the changes in estimates and assumptions resulted in a credit to income of $13.8 million pre-tax.

The Phase II Order deferred a decision on Met-Ed's requested rate increase in 2006 for future consideration. The Order also requires Met-Ed and Penelec to seek a ruling from the Internal Revenue Service (IRS) approving the credit to ratepayers of unamortized investment tax credits and excess deferred income tax benefits associated with their divested generating stations, which were recognized in operating income in 1999. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income.

Generation Asset Divestiture (2000 and 1999):

GPU Energy companies

During 2000 and 1999, the GPU Energy companies completed the sales of substantially all their electric generating facilities. The PaPUC has made a final determination of Met-Ed's and Penelec's stranded cost recovery, as discussed above. The NJBPU, however, has deferred making a final determination of the net proceeds and stranded cost recovery related to JCP&L's generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In August 2000, JCP&L sold Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $10 million. As a result of the sale, a non-recurring gain of $16.5 million, or $0.13 per share, was recognized in income for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale. If JCP&L receives an IRS ruling that supports returning these tax benefits to ratepayers, JCP&L would then reduce its stranded costs by this amount and record a corresponding charge to income. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant and JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage cost (up to a maximum of $88 million), including the fuel reload, for the refueling outage completed in November 2000. Outage costs of approximately $88 million were incurred, and are presently being reviewed by GPU. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001. As discussed below, the Oyster Creek plant was written down to its fair market value in 1999.

In 1999, the GPU Energy companies sold TMI-1 to AmerGen for a total purchase price of approximately $100 million. The sale did not have a significant impact on 1999 earnings since TMI-1 had been written down to its fair market value in 1998, resulting in a loss of $528.3 million pre-tax (JCP&L $133.1 million; Met-Ed $270.7 million; Penelec $124.5 million), which was deferred as a regulatory asset.

Penelec sold its 50% interest in the Homer City Station to a subsidiary of Edison Mission Energy for approximately $900 million in 1999. As a result, Penelec recorded a pre-tax gain of $38.2 million ($22.6 million after-tax, or $0.18 per share) for the portion of the gain related to wholesale operations and deferred as a regulatory liability the remaining pre-tax gain of $590.7.

Penelec sold its 20% interest in the Seneca Pumped Storage Hydroelectric Generating Station to The Cleveland Electric Illuminating Company for $43 million in 1999. The sale resulted in a pre-tax gain of $2 million ($1.2 million after-tax, or $0.01 per share) for the portion of the gain related to wholesale operations and the deferral of the remaining pre-tax gain of $30.2 million as a regulatory liability.

In addition, during 1999 the GPU Energy companies completed the sales of their remaining fossil fuel and hydroelectric generating facilities to Sithe Energies (Sithe) for approximately $1.6 billion (JCP&L $416 million; Met-Ed $641 million; Penelec $558 million) (JCP&L's Forked River combustion turbines and 50% interest in Yards Creek, as well as Met-Ed's York Haven hydroelectric station, were not included in the sales). The sales resulted in a pre-tax gain of $22.9 million (Met-Ed $2.4 million; Penelec $20.5 million), or $13.4 million after-tax (Met-Ed $1.4 million; Penelec $12 million), or $0.11 per share, for the portion of the gain related to wholesale operations, and deferral of the remaining pre-tax gain of $706.5 million (Met-Ed $389.1 million; Penelec $317.4 million) as a regulatory liability.

GPU Power UK

Prior to GPU's purchase of the 50% of GPU Power UK it did not already own, GPU Power UK sold its electric supply business to National Power plc for approximately $300 million. As a result, in 1999 GPU recorded a pre-tax gain on the sale of $10.5 million ($6.8 million after-tax, or $0.05 per share).

JCP&L Restructuring Order (1999):

In 1999, the NJBPU issued a Summary Order regarding JCP&L's unbundling, stranded cost and restructuring filings. Accordingly, in 1999 JCP&L discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to its electric generation operations. The transmission and distribution operations of JCP&L continue to be subject to the provisions of FAS 71.

In 1999, JCP&L recorded a reduction in operating revenues of $115 million ($68 million after-tax, or $0.54 per share) relating to the Summary Order. This reduction reflects JCP&L's obligation to refund to customers 5% from rates in effect as of April 30, 1997. The refund will be made to customers from August 1, 2002 through July 31, 2003.

Since JCP&L is no longer subject to FAS 71 for the generation portion of its business, GPU performed an impairment test on Oyster Creek in accordance with FAS 121. Management determined that JCP&L's net investment in Oyster Creek, including plant, nuclear fuel and materials and supplies inventories, was impaired. This investment was written down by a total of $678 million pre-tax in 1999 to reflect the plant's fair market value. This impairment, which was recorded as an extraordinary deduction, was reversed and re-established as a regulatory asset since the NJBPU Summary Order provides for rate recovery.

Pennsylvania Restructuring Orders (1998):

In 1998, Met-Ed and Penelec received PaPUC Restructuring Orders which, among other things, essentially removed from regulation the costs associated with providing electric generation service to Pennsylvania consumers, effective January 1, 1999. Accordingly, in 1998 Met-Ed and Penelec discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to their electric generation operations. The transmission and distribution operations of Met-Ed and Penelec continue to be subject to the provisions of FAS 71.

As a result of the Restructuring Orders, Met-Ed and Penelec recorded a pre-tax extraordinary charge of $42.1 million (Met-Ed $11.5 million; Penelec $30.6 million), or $25.8 million after-tax (Met-Ed $6.8 million; Penelec $19 million), or $0.20 per share, and a pre-tax non-recurring charge of $68.5 million (Met-Ed $32.9 million; Penelec $35.6 million), or $40 million after-tax (Met-Ed $19.2 million; Penelec $20.8 million), or $0.32 per share, for customer refunds of 1998 revenues and for the establishment of a sustainable energy fund.

In accordance with FAS 121, impairment tests were performed and determined that the net investment in TMI-1 was impaired at December 31, 1998, resulting in a write-down of $518 million pre-tax (JCP&L $134 million; Met-Ed $257 million; Penelec $127 million) to reflect TMI-1's fair market value. Of the amount written down for TMI-1, $508 million (JCP&L $134 million; Met-Ed $255 million; Penelec $119 million) was deferred as a regulatory asset pending the outcome of the Phase II proceedings and $10 million (Met-Ed $2 million; Penelec $8 million) (the FERC jurisdictional portion) was charged to expense as an extraordinary item in 1998.

7. ACQUISITIONS

MYR Group Inc.

In April 2000, GPU, Inc. acquired MYR for approximately $217.5 million. The fair value of the assets acquired totaled approximately $154.6 million and the amount of liabilities assumed totaled approximately $99.7 million.

MYR, a suburban Chicago-based infrastructure construction services company, provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

The acquisition was partially financed through the issuance of GPU, Inc. short-term debt and was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $162.9 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Empresa Distribuidora Electrica Regional, S.A.

In March 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa) for US $375 million. The fair value of the assets acquired totaled approximately $320 million and the amount of liabilities assumed totaled approximately $153 million, including debt of $76 million. Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina.

The acquisition was financed through the issuance of commercial paper by GPU Capital, guaranteed by GPU, Inc., and a $50 million capital contribution from GPU, Inc.

The acquisition was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets by approximately $208 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Transmission Pipelines Australia

In June 1999, GPU Electric acquired Transmission Pipelines Australia (TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The fair value of the assets acquired totaled approximately US $704 million and the amount of liabilities assumed totaled approximately US $116 million.

The acquisition was financed through: (1) an A$750 million (approximately US $495 million) senior credit facility, which is non-recourse to GPU, Inc.; and (2) an equity contribution from GPU Capital of A$275 million (approximately US $180 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

The acquisition was accounted for under the purchase method. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $88 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Midlands Electricity plc (GPU Power UK)

In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon, which

owns GPU Power UK, for £452.5 million (approximately US $714 million). GPU and Cinergy had jointly formed Avon in 1996 to acquire GPU Power UK. The fair value of the assets acquired totaled approximately US $2.1 billion and the liabilities totaled approximately US $1.5 billion, including debt of US $1 billion.

GPU Electric financed the acquisition through a combination of equity and debt. The equity was funded from: (1) a US $250 million contribution from GPU, Inc., and (2) the issuance of US $50 million of commercial paper by GPU Capital, which is guaranteed by GPU, Inc. The debt has been provided through a two-year £245 million (approximately US $382 million) credit agreement entered into by EI UK Holdings, of which GPU, Inc. has guaranteed approximately US $100 million.

As a result of GPU's purchase of Cinergy's 50% ownership in GPU Power UK, effective in the third quarter of 1999, GPU began accounting for GPU Power UK as a consolidated entity, rather than under the equity method of accounting as was previously the practice. Consequently, Goodwill, net on the Consolidated Balance Sheet increased by approximately $1.8 billion in the third quarter of 1999. Of this amount, $1.7 billion relates to the previous 1996 acquisition of GPU Power UK by GPU and Cinergy and approximately $119 million represents goodwill resulting from GPU's purchase of Cinergy's 50% share of GPU Power UK. The goodwill is being amortized on a straight-line basis over 40 years.

Pro Forma Information (1999 Acquisitions)

The consolidated unaudited pro forma results of operations for 1999 and 1998 present information assuming Emdersa, GPU GasNet and the 50% of GPU Power UK (that GPU did not already own) were acquired January 1, 1998. The pro forma amounts include certain adjustments, primarily to recognize interest expense, amortization of goodwill and depreciation of assets having stepped-up bases, and are not necessarily indicative of the actual results that would have been realized had the acquisitions occurred on the assumed date of January 1, 1998, nor are they necessarily indicative of future results. The consolidated unaudited pro forma information is as follows for 1999 and 1998, respectively: operating revenues of $6 billion and $6.9 billion; income before extraordinary item of $493 million and $442 million; net income of $493 million and $416 million; basic and diluted earnings per share before extraordinary item of $3.94 and $3.47; and basic and diluted earnings per share of $3.94 and $3.27.

8. INCOME TAXES

As of December 31, 2000 and 1999, Regulatory assets, net on the Consolidated Balance Sheets reflected $301 million and $296 million, respectively, of Income taxes recoverable through future rates (primarily related to liberalized depreciation), and Income taxes refundable through future rates of $23 million and $28 million, respectively (related to unamortized ITC), substantially due to the recognition of amounts not previously recorded with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993, as follows:

	(in millions) 2000	1999
Income Taxes Recoverable Through Future Rates:		
JCP&L	$ 18	$ 2
Met-Ed	124	124
Penelec	159	170
Total	$301	$296

Income Taxes Refundable Through Future Rates:

JCP&L	$ 4	$ 14
Met-Ed	10	8
Penelec	9	6
Total	$ 23	$ 28

Summaries of the components of deferred taxes as of December 31, 2000 and 1999 are as follows:

GPU, Inc. and Subsidiary Companies:

(in millions)

Deferred Tax Assets	2000	1999
Current:		
Unbilled revenue	$ 24	$ 12
Other	10	60
Total	$ 34	$ 72
Noncurrent:		
Unamortized ITC	$ 32	$ 36
Decommissioning	111	77
Above-market NUGs	725	798
Customer transition charge	-	533
NUG Costs	62	-
Net gain on generation asset sales	184	499
Deferred foreign tax credits	145	137
Other	474	448
Total	$1,733	$2,528

Deferred Tax Liabilities	2000	1999
Current:		
Revenue taxes	$ 6	$ 5
Deferred energy	3	3
Total	$ 9	$ 8
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 205	$ 222
Future revenue requirements	150	147
Subtotal	355	369
Liberalized depreciation	552	659
Customer transition charge	795	1,451
Net loss on generation asset sales	292	218
Market transition charge	100	-
Decommissioning	116	-
Purchase accounting basis difference	482	573
Other	402	293
Total	$3,094	$3,563

JCP&L:

(in millions)

Deferred Tax Assets	2000	1999
Current:		
Unbilled revenue	$ 21	$ 2
Noncurrent:		
Unamortized ITC	$ 13	$ 23
Decommissioning	15	31
Contributions in aid of construction	20	21
Revenues subject		

Deferred Tax Liabilities	2000	1999
Current:		
Revenue taxes	$ 6	$ 5
Deferred Energy	2	3
Total	$ 8	$ 8
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 41	$ 35
Future revenue		

to refund	47	47
Net gain on generation asset sales	93	73
Other	-	27
Total	$188	$222

requirements	33	29
Subtotal	74	64
Liberalized depreciation	261	368
Forked River	-	7
Net loss on generation asset sales	291	58
Market transition charge	100	-
Decommissioning	56	-
Other	84	74
Total	$866	$571

Met-Ed:

(in millions)

Deferred Tax Assets

	2000	1999
Current:		
Unbilled revenue	$ 2	$ 3
Noncurrent:		
Unamortized ITC	$ 10	$ 8
Decommissioning	63	27
Above-market NUGs	296	303
Customer transition charge	-	160
Generation revenue requirements	24	24
Net gain on generation asset sales	2	161
Other	53	55
Total	$448	$738

Deferred Tax Liabilities

	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 71	$ 81
Future revenue requirements	51	49
Subtotal	122	130
Liberalized depreciation	132	129
Customer transition charge	382	594
Net loss on generation asset sales	-	110
Decommissioning	62	-
Other	30	30
Total	$728	$993

Penelec:

(in millions)

Deferred Tax Assets

	2000	1999
Current:		
Unbilled revenue	$ 2	$ 8
Noncurrent:		
Unamortized ITC	$ 9	$ 5
Decommissioning	35	19
Above-market NUGs	428	494
Customer transition charge	-	374
NUG Costs	83	-
Generation revenue requirements	23	23
Net gain on generation asset sales	89	264
Other	42	46

Deferred Tax Liabilities

	2000	1999
Noncurrent:		
Liberalized depreciation:		
Previously flowed through	$ 92	$ 103
Future revenue requirements	66	69
Subtotal	158	172
Liberalized depreciation	158	155
Customer transition charge	412	856
Net loss on generation asset sales	-	51
Other	8	16

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Total	$ 709	$1,225	Total	$ 736	$1,250

The reconciliations of net income to book income subject to tax and of the federal statutory rate to combined federal and state effective tax rates, are as follows:

GPU, Inc. and Subsidiary Companies:

	(in millions)		
	2000	1999	1998
Net income	$234	$459	$360
Preferred stock dividends	7	9	11
Loss on preferred stock reacquisition	-	2	-
Income tax expense	182	294	250
Book income subject to tax	$423*	$764*	$621*
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	9	5	5
Amortization of ITC	(4)	(6)	(1)
Australian tax rate reduction	(2)	-	-
PowerNet sale	8	-	-
Other, net	(3)	4	1
Effective income tax rate	43%	38%	40%

* Includes pre-tax foreign operations income of $228 million, $331 million and $238 million, of which $15 million, $85 million and $88 million, respectively for 2000, 1999 and 1998, are included in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. For 2000, pre-tax foreign operations income excludes a loss of $372 million on sale of PowerNet.

JCP&L:

	(in millions)		
	2000	1999	1998
Net income	$211	$172	$222
Income tax expense	120	101	145
Book income subject to tax	$331	$273	$367
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	7	6	5
Amortization of ITC, net	(4)	(5)	-
Other, net	(2)	1	(1)
Effective income tax rate	36%	37%	39%

Met-Ed:

	(in millions)		
	2000	1999	1998
Net income	$ 82	$ 96	$ 51
Income tax expense	44	61	33
Book income subject to tax	$126	$157	$ 84
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	6	7	6
Amortization of ITC	(1)	(8)	(2)

Other, net	(5)	5	-
Effective income tax rate	35%	39%	39%

Penelec:

	(in millions) 2000	1999	1998
Net income	$ 39	$153	$ 40
Income tax expense	30	54	31
Book income subject to tax	$ 69	$207	$ 71
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	5	7	8
Amortization of ITC, net	(2)	(11)	-
Other, net	5	(5)	1
Effective income tax rate	43%	26%	44%

Federal and state income tax expense is comprised of the following:

GPU, Inc. and Subsidiary Companies:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable:			
Domestic	$(174)	$ 775	$290
Foreign	34	60	22
Total provision for taxes	(140)	835	312
Deferred income taxes:			
Liberalized depreciation	(100)	(252)	2
Foreign deferred taxes	27	80	31
Unbilled revenues	6	19	-
Gain/(loss) on sale of property	395	(406)	-
Decommissioning	26	87	(19)
PA Restructuring (FAS 71)	-	61	(15)
Operating nonutility generators	(187)	-	-
Customer transition charge	124	-	-
Market transition charge	76	21	-
Nonutility generation contract buyout costs	(56)	(14)	(11)
Provision for rate refunds	-	(47)	(10)
OPEBs	-	2	(12)
Other	28	(45)	(19)
Deferred income taxes, net	339	(494)	(53)
Amortization of ITC, net	(17)	(47)	(9)
Income tax expense	$ 182	$ 294	$250

The foreign taxes in the above table for 2000, 1999 and 1998 include $5 million ($19 million Current; $(14) million Deferred), $53 million ($16 million Current; $37 million Deferred) and $27 million ($10 million Current; $17 million Deferred) in foreign tax expense which is netted in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. Included in the ITC Amortization is the recognition of $10 million and $36 million for 2000 and 1999, respectively of ITC benefit resulting from

the sale of generation plants.

JCP&L:

	(in millions)		
	2000	1999	1998
Provisions for taxes currently payable	$(135)	$197	$187
Deferred income taxes:			
Liberalized depreciation	(106)	(49)	(11)
Decommissioning	62	22	(12)
Nonutility generation contract buyout costs	(20)	(19)	-
Provision for rate refund	-	(47)	-
Unbilled revenue	(3)	19	-
Gain/(loss) sale of property	226	(16)	-
Market transition charge	76	21	-
Other postemployment benefits	-	4	(5)
Gain/Loss on reacquired debt	-	-	3
New Jersey revenue tax	4	-	(2)
Deferral of energy costs	-	(1)	10
Abandonment loss - Forked River	-	(4)	(4)
Nuclear outage maintenance costs	34	3	3
Accretion income	-	-	4
Pension expense/VERP	-	(2)	(2)
Demand-side management	4	(7)	-
Global settlement	-	2	(8)
Gas site & investigation MGP insurance recovery	-	-	(8)
Other	(7)	(10)	(6)
Deferred income taxes, net	270	(84)	(38)
Amortization of ITC, net	(15)	(12)	(4)
Income tax expense	$ 120	$101	$145

Met-Ed:

	(in millions)		
	2000	1999	1998
Provisions for taxes currently payable	$ 22	$140	$ 56
Deferred income taxes:			
Liberalized depreciation	3	(88)	5
Decommissioning	(31)	42	(5)
PA Restructuring (FAS 71)	-	30	15
Operating nonutility generators	(99)	-	-
Customer transition charge	118	-	-
Nonutility generation contract buyout costs	-	2	(9)
Provision for rate refund	-	-	(11)
Unbilled revenue	3	-	-
Gain/(loss) sale of property	49	(51)	-
Other postemployment benefits	-	-	(5)
Pension expense/VERP	(5)	-	(3)
Nuclear outage maintenance costs	-	3	(3)
Nonutility generation contract over collections	-	-	8
CTC NUG deferrals	-	-	(5)

Sustainable energy fund	-	-	(2)
Other	(15)	(5)	(6)
Deferred income taxes, net	23	(67)	(21)
Amortization of ITC, net	(1)	(12)	(2)
Income tax expense	$ 44	$ 61	$ 33

Penelec:

	(in millions)		
	2000	1999	1998
Provisions for taxes currently payable	$ 15	$472	$ 47
Deferred income taxes:			
Liberalized depreciation	3	(114)	2
Decommissioning	(4)	23	(2)
PA Restructuring (FAS 71)	-	31	(11)
Operating nonutility generators	(89)	-	-
Customer transition charge	6	-	-
Nonutility generation contract buyout costs	(36)	3	(1)
Unbilled revenue	7	-	-
Gain/(loss) sale of property	120	(339)	-
Other postemployment benefits	-	(2)	(2)
Pension expense/VERP	(4)	-	(2)
Nuclear outage maintenance costs	-	2	(1)
Nonutility generation contract over collections	-	-	6
CTC NUG deferrals	(15)	-	2
Sustainable energy fund	2	-	(3)
Other	26	1	(2)
Deferred income taxes, net	16	(395)	(14)
Amortization of ITC, net	(1)	(23)	(2)
Income tax expense	$ 30	$ 54	$ 31

The IRS has completed its examinations of GPU's federal income tax returns through 1995.

9. SUPPLEMENTARY INCOME STATEMENT INFORMATION

Maintenance expense and other taxes charged to operating expenses consisted of the following:

	(in millions)		
	2000	1999	1998
Maintenance:			
JCP&L	$ 79	$ 84	$ 91
Met-Ed	23	48	49
Penelec	31	54	62
Other	51	24	-
Total maintenance	$184	$210	$202

(in millions)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

	2000	1999	1998
Other taxes:			
New Jersey Transitional Energy Facility Assessment	$ 48	$ 59	$ 67
Pennsylvania state gross receipts:			
Met-Ed	36	27	39
Penelec	37	27	40
Total	73	54	79
Real estate and personal property:			
JCP&L	4	5	9
Met-Ed	2	4	6
Penelec	1	6	8
Other	41	24	-
Total	48	39	23
Stamp taxes (U.K.)	-	6	-
Other:			
JCP&L	13	13	19
Met-Ed	6	9	13
Penelec	8	9	16
Other	25	2	2
Total	52	33	50
Total other taxes	$221	$191	$219

The cost of services rendered to the GPU Energy companies by their affiliates is as follows:

	(in millions)		
	2000	1999	1998
JCP&L:			
Cost of services rendered by GPUN	$211	$189	$182
Cost of services rendered by GPUS	253	322	26
Cost of services rendered by GPU Generation, Inc. (Genco)	-	69	51
Total	$464	$580	$259
Amount Charged to Income	$259	$393	$239

	(in millions)		
	2000	1999	1998
Met-Ed:			
Cost of services rendered by GPUN	$ 2	$102	$ 59
Cost of services rendered by GPUS	97	152	40
Cost of services rendered by Genco	-	96	108
Total	$ 99	$350	$207
Amount Charged to Income	$ 77	$264	$180

	(in millions)		
	2000	1999	1998
Penelec:			

Cost of services rendered by GPUN	$ 1	$ 51	$ 30
Cost of services rendered by GPUS	138	184	17
Cost of services rendered by Genco	-	102	163
Total	$139	$337	$210
Amount Charged to Income	$109	$259	$170

For the years 2000, 1999 and 1998, JCP&L purchased $14 million, $22 million and $26 million, respectively, of energy from a cogeneration project in which an affiliate has a 50% partnership interest.

10. EMPLOYEE BENEFITS

Pension Plans and Other Postretirement Benefits:

GPU maintains defined benefit pension plans covering substantially all employees. GPU also provides certain retiree health care and life insurance benefits for substantially all US employees who reach retirement age while working for GPU. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for the years ended December 31, 2000 and 1999, a statement of the funded status of the plans, the amounts recognized in the Consolidated Balance Sheets as of December 31, 2000 and 1999 and the weighted average assumptions used in the measurement of the benefit obligation. The pension benefit disclosure amounts for GPU, Inc. and Subsidiary Companies for the year 1999 reflect the acquisition of the remaining 50% of GPU Power UK by GPU in July of that year. Accordingly, the July 1999 benefit obligation and fair value of plan assets balances for GPU Power UK are shown next to the line items entitled "Acquisitions" and the post-acquisition amounts occurring in the second half of 1999 are included in the tables.

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
GPU, Inc. and Subsidiary Companies				
Change in benefit obligation:				
Benefit obligation at January 1:	$3,157.8	$1,897.0	$737.1	$790.5
Acquisitions	-	1,502.5	-	-
Service cost	37.0	46.2	11.4	15.9
Interest cost	201.8	158.0	53.9	52.2
Plan amendments	-	2.5	8.2	-
Actuarial (gain)/loss and other items	(102.3)	(182.8)	(57.8)	(36.9)
Currency exchange	(104.9)	(4.0)	-	-
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Curtailments and settlements	(18.9)	(139.4)	(5.7)	(44.8)
Termination benefits	27.1	48.8	-	-
Benefit obligation at December 31:	$2,992.2	$3,157.8	$709.9	$737.1

Change in plan assets:
Fair value of plan assets

at January 1:	$4,343.4	$2,258.8	$543.3	$507.1
Acquisitions	-	1,710.2	-	-
Actual return on plan assets	(172.4)	579.4	(7.2)	61.0
Employer contributions	1.4	1.8	11.2	15.0
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Currency exchange	(117.5)	(5.8)	-	-
Settlement and other items	(35.4)	(30.0)	-	-
Fair value of plan assets at December 31:	$3,814.1	$4,343.4	$510.1	$543.3
Funded Status:				
Funded status at December 31:	$ 821.9	$1,185.6	$(199.8)	$(193.8)
Unrecognized net actuarial (gain)/loss	(575.1)	(953.0)	(61.7)	(54.2)
Unrecognized prior service cost	19.4	21.5	15.2	2.9
Unrecognized net transition (asset)/obligation	(0.9)	(1.4)	111.8	143.3
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Prepaid benefit cost	$ 286.0	$ 297.2	$ -	$ 24.2
Accrued benefit liability	(28.5)	(45.3)	(134.5)	(126.0)
Intangible asset	1.6	0.8	-	-
Accumulated other comprehensive income	2.6	-	-	-
Deferred income taxes	3.6	-	-	-
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
JCP&L				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 4.9	$ 509.7	$ 0.5	$198.2
Transfer to GPUS	-	(502.4)	-	(197.7)
Service cost	0.5	0.1	-	-
Interest cost	1.5	0.4	-	-
Actuarial (gain)/loss	(1.7)	(2.8)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 5.1	$ 4.9	$ 0.5	$ 0.5
Change in plan assets:				
Fair value of plan assets at January 1:	$ 6.2	$ 639.9	$ 0.1	$137.0
Transfer to GPUS	-	(634.4)	-	(136.9)
Actual return on plan assets	(0.1)	0.8	-	-
Benefits paid	(0.1)	(0.1)	-	-

Change in allocations	(2.6)	-	-	-
Fair value of plan assets at December 31:	$ 3.4	$ 6.2	$ 0.1	$ 0.1
Funded Status:				
Funded status at December 31:	$ (1.7)	$ 1.3	$ (0.4)	$ (0.4)
Unrecognized net actuarial (gain)/loss	(0.1)	(3.2)	0.2	(0.2)
Unrecognized net transition (asset)/obligation	0.1	0.1	0.1	0.1
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.8)	$ (1.9)	$ (0.1)	$ (0.5)
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
Met-Ed	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation at January 1:	$ 10.3	$ 377.9	$ 1.9	$ 163.0
Transfer to GPUS	-	(367.9)	-	(160.8)
Service cost	0.2	0.2	0.1	0.1
Interest cost	0.8	0.5	0.2	0.2
Plan amendments	-	-	0.1	-
Actuarial (gain)/loss	(1.0)	(0.2)	(0.3)	(0.6)
Benefits paid	(0.1)	(0.2)	-	-
Benefit obligation at December 31:	$ 10.2	$ 10.3	$ 2.0	$ 1.9
Change in plan assets:				
Fair value of plan assets at January 1:	$ 9.0	$ 428.3	$ 0.6	$ 62.4
Transfer to GPUS	-	(420.2)	-	(61.9)
Actual return on plan assets	(0.4)	1.1	-	0.1
Benefits paid	(0.1)	(0.2)	-	-
Change in allocations	3.0	-	(0.1)	-
Fair value of plan assets at December 31:	$ 1.5	$ 9.0	$ 0.5	$ 0.6
Funded Status:				
Funded status at December 31:	$ 1.3	$ (1.3)	$ (1.5)	$ (1.3)
Unrecognized net actuarial (gain)/loss	(2.2)	0.4	0.8	0.7
Unrecognized net transition (asset)/obligation	-	-	0.3	0.3

Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Penelec				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 3.0	$ 419.7	$ -	$ -
Transfer to GPUS	-	(416.1)	-	-
Interest cost	0.2	0.2	-	-
Actuarial (gain)/loss	0.1	(0.7)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 3.2	$ 3.0	$ -	$ -
Change in plan assets:				
Fair value of plan assets at January 1:	$ 1.9	$ 535.2	$ -	$ -
Transfer to GPUS	-	(533.5)	-	-
Actual return on plan assets	(0.1)	0.3	-	-
Benefits paid	(0.1)	(0.1)	-	-
Change in allocations	(0.1)	-	-	-
Fair value of plan assets at December 31:	$ 1.6	$ 1.9	$ -	$ -
Funded Status:				
Funded status at December 31:	$ (1.6)	$ (1.1)	$ -	$ -
Unrecognized net actuarial (gain)/loss	0.6	0.1	-	-
Unrecognized net transition obligation	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.0)	$ (1.0)	$ -	$ -
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -

Weighted average assumptions

as of December 31 for GPU, Inc. and Subsidiary Companies:				
Discount rate	**7.1%**	7.0%	**7.5%**	7.5%
Expected return on plan assets	**8.5%**	8.1%	**9.25%**	8.5%
Rate of compensation increase	**4.7%**	4.7%	-	-
Weighted average assumptions as of December 31 for JCP&L, Met-Ed and Penelec:				
Discount rate	**7.5%**	7.5%	**7.5%**	7.5%
Expected return on plan assets	**9.25%**	8.5%	**9.25%**	8.5%
Rate of compensation increase	-	4.5%	-	-

The following tables provide the components of net periodic pension and other postretirement benefit costs. As previously discussed, the 1999 net periodic pension cost for GPU, Inc. and Subsidiary Companies reflects post-acquisition amounts related to GPU Power UK for the second half of the year.

Pension Plans:

	(in millions)		
	2000	1999	1998
GPU, Inc. and Subsidiary Companies			
Service cost	**$ 37.0**	$ 46.2	$ 36.1
Interest cost	**201.8**	158.0	121.6
Expected return on plan assets	**(273.9)**	(198.0)	(140.1)
Amortization of transition (asset)/obligation	**(0.5)**	(0.5)	(0.5)
Other amortization	**(12.0)**	2.1	1.1
Net periodic pension cost	**$ (47.6)**	$ 7.8	$ 18.2

	(in millions)		
	2000	1999	1998
JCP&L			
Service cost	**$ 0.5**	$ 0.1	$ 7.2
Interest cost	**1.5**	0.4	33.7
Expected return on plan assets	**(2.2)**	(0.3)	(39.6)
Amortization of transition (asset)/obligation	**-**	-	(0.3)
Other amortization	**(0.3)**	-	0.6
Net periodic pension cost	**$ (0.5)**	$ 0.2	$ 1.6

	(in millions)		
	2000	1999	1998
Met-Ed			
Service cost	**$ 0.2**	$ 0.2	$ 6.3
Interest cost	**0.8**	0.5	23.4
Expected return on plan assets	**(0.9)**	(0.5)	(25.4)
Amortization of transition (asset)/obligation	**-**	-	(0.1)
Other amortization	**-**	-	0.4
Net periodic pension cost	**$ 0.1**	$ 0.2	$ 4.6

(in millions)

Penelec	2000	1999	1998
Service cost	$ -	$ -	$ 4.1
Interest cost	0.2	0.2	27.2
Expected return on plan assets	(0.1)	(0.1)	(33.1)
Amortization of transition (asset)/obligation	-	-	0.3
Other amortization	-	-	0.4
Net periodic pension cost	$ 0.1	$ 0.1	$ (1.1)

In 2000, the effects of lower than expected salary increases and the GPU PowerNet divestiture resulted in decreases in the benefit obligation as of December 31, 2000 of $30 million and $36 million, respectively. No significant portions of these amounts relate to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the discount rate assumption for the US pension plans from 6.75% to 7.5% resulted in a $162 million (JCP&L $0.5 million; Met-Ed $1.0 million; Penelec $0.3 million; Other $160.2 million) decrease in the benefit obligation as of December 31, 1999.

The above net periodic pension cost amount for 2000 excludes pre-tax charges of $9 million related to JCP&L, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. The above net periodic pension cost amount for 1999 excludes pre-tax credits of $31 million, of which $30 million was deferred for return to customers, resulting from employee terminations related to generation asset divestiture. No portion of these amounts relate to JCP&L, Met-Ed or Penelec. The above net periodic pension cost amount for 1998 excludes pre-tax charges of $30 million (JCP&L $8 million; Met-Ed $11 million; Penelec $9 million; Other $2 million), of which $22 million (JCP&L $6 million; Met-Ed $9 million; Penelec $7 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

Other Postretirement Benefits:

GPU, Inc. and Subsidiary Companies	2000	(in millions) 1999	1998
Service cost	$ 11.4	$ 15.9	$ 16.4
Interest cost	53.9	52.2	54.4
Expected return on plan assets	(41.8)	(37.5)	(29.5)
Amortization of transition (asset)/obligation	10.8	14.6	15.8
Other amortization	(0.8)	1.6	5.0
Net periodic postretirement benefit cost	$ 33.5	$ 46.8	$ 62.1

JCP&L	2000	(in millions) 1999	1998
Service cost	$ -	$ -	$ 2.9
Interest cost	-	-	13.9
Expected return on plan assets	-	-	(7.3)
Amortization of transition obligation	-	-	4.4
Other amortization	-	-	0.7
Net periodic postretirement benefit cost	$ -	$ -	$ 14.6

Met-Ed	2000	1999	1998
	(in millions)		
Service cost	$ 0.1	$ 0.1	$ 2.9
Interest cost	0.2	0.2	11.2
Expected return on plan assets	(0.1)	-	(3.9)
Amortization of transition obligation	-	-	3.1
Other amortization	-	-	1.7
Net periodic postretirement benefit cost	$ 0.2	$ 0.3	$ 15.0

Penelec	2000	1999	1998
	(in millions)		
Service cost	$ -	$ -	$ 2.0
Interest cost	-	-	15.1
Expected return on plan assets	-	-	(8.9)
Amortization of transition obligation	-	-	4.8
Other amortization	-	-	1.4
Net periodic postretirement benefit cost	$ -	$ -	$ 14.4

In 2000, lower than expected claims experience resulted in a $32 million decrease in the benefit obligation as of December 31, 2000. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the assumption associated with medical inflation rates was partially offset by the effect of increasing the discount rate assumption from 6.75% to 7.5% and resulted in a $45 million increase in the benefit obligation as of December 31, 1999. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. The benefit obligation was determined by application of the terms of the medical and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health-care cost trend rates of 9.5% for those not eligible for Medicare and 10.5% for those eligible for Medicare, then decreasing gradually to 6% in 2009 and thereafter. These costs also reflect the implementation of an annual cost-cap of 6% for individuals who retire after December 31, 1995 and reach age 65. The effect of a 1% change in these assumed cost trend rates would increase or decrease the benefit obligation by $36.9 million or $36.6 million, respectively. In addition, such a 1% change would increase or decrease the aggregate service and interest cost components of net periodic postretirement health-care cost by $3.4 million or $3.3 million, respectively. No significant portion of the effect of such a 1% change relates to JCP&L, Met-Ed or Penelec.

The above net periodic postretirement benefit cost amount for 2000 excludes pre-tax charges of $7 million, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1999 excludes pre-tax charges of $3 million, which were deferred pending future rate recovery, resulting from employee terminations related to generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1998 excludes pre-tax charges of $20 million (JCP&L $6 million; Met-Ed $6 million; Penelec $7 million; Other $1 million), of which $12 million (JCP&L $3 million; Met-Ed $5 million; Penelec $4 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

In JCP&L's 1993 base rate proceeding, the NJBPU allowed JCP&L to collect $3 million

annually for incremental postretirement benefit costs, charged to expense, and recognized as a result of FAS 106. Based on the final order, and in accordance with EITF Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated Enterprises," JCP&L has deferred the amounts above that level. A 1997 Stipulation of Final Settlement (Final Settlement) allows JCP&L to recover and amortize the deferred balance at December 31, 1997 over a fifteen-year period. In addition, the Final Settlement allows JCP&L to recover current amounts accrued pursuant to FAS 106, including amortization of the transition obligation. Met-Ed has deferred the incremental postretirement benefit costs associated with the adoption of FAS 106 and in accordance with EITF Issue 92-12, as authorized by the PaPUC in its 1993 base rate order. In accordance with EITF Issue 92-12, effective January 1998, Met-Ed has ceased deferring these costs. The approximately one-third generation-related portion of the deferred balance at December 31, 1997 is to be recovered in rates over a twelve-year period pursuant to the PaPUC's Restructuring Orders. The remaining two-thirds for the transmission and distribution-related portion is to be amortized over a fourteen-year period beginning January 1999, pursuant to the Restructuring Orders. In 1994, Penelec determined that its FAS 106 costs, including costs deferred since January 1993, were not probable of recovery and charged those deferred costs to expense.

Certain employees of MYR are covered by union-sponsored collectively bargained defined benefit plans. Expenses for these plans amounted to approximately $26 million, $27 million and $26 million in 2000, 1999 and 1998, respectively, as determined in accordance with negotiated labor contracts.

Savings Plans:

GPU also maintains savings plans for substantially all US employees. These plans provide for employee contributions up to specified limits and various levels of employer matching contributions. The matching contributions for GPU were as follows:

	(in millions)		
Company	2000	1999	1998
JCP&L	$ 0.1	$ 0.1	$ 2.8
Met-Ed	0.1	0.1	3.4
Penelec	-	-	1.6
Other	10.8	13.8	5.8
Total	$11.0	$14.0	$13.6

11. LEASES

GPU Energy companies

Capital lease obligations at December 31, 2000 and 1999 totaled $2 million and $48 million (consisting primarily of Oyster Creek nuclear fuel, as discussed below), respectively.

Prior to the sales of TMI-1 and Oyster Creek to AmerGen in December 1999 and August 2000, respectively, the GPU Energy companies had nuclear fuel lease agreements with nonaffiliated fuel trusts for the plant. Upon the sales of TMI-1 and Oyster Creek, the related fuel leases were terminated and all outstanding amounts due under the related credit facilities were paid. Lease expense consists of an amount designed to amortize the cost of the nuclear fuel as consumed plus interest costs. For the years ended December 31, 2000, 1999 and 1998, these amounts were as follows:

	(in millions)		
Company	2000	1999	1998

JCP&L	$ 13	$ 34	$ 30
Met-Ed	-	13	16
Penelec	-	6	8
Total	$ 13	$ 53	$ 54

Met-Ed and JCP&L have sold and leased back a portion of their respective ownership interests in the Merrill Creek Reservoir project. The annual minimum lease payments under these operating leases, which have remaining terms of 32 years, range from approximately $3.6 million to $6.7 million (Met-Ed $1.6 million to $2.9 million; JCP&L $2 million to $3.8 million) over the next five years, net of reimbursements from sub-lessees. JCP&L is recovering its Merrill Creek lease payments, net of reimbursements, through distribution rates. Met-Ed's Merrill Creek lease payments were offset against the actual net divestiture proceeds received from the 1999 sales of its generation assets.

GPU, Inc.

A subsidiary of GPUI sold and leased back the Lake electric cogeneration facility for an initial term of eleven years, expiring in August 2004, for which GPU, Inc. has guaranteed payments of up to $8.1 million. Although GPU, Inc. sold GPUI (including Lake) in 2000, GPU, Inc. has remained on the guaranty, and has obtained an indemnity from Aquila's parent. In addition, a 20-year site lease was entered into for the Lake facility expiring in 2013. Prior to its sale to Aquila, GPUI accounted for these leases as operating leases and GPU's related rent expense for 2000 and 1999 totaled $11.3 million and $12.3 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

PENDING MERGER OF FIRSTENERGY CORP. AND GPU

On August 8, 2000, GPU, Inc. entered into an agreement to merge with FirstEnergy, an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock.

Under the agreement, GPU stockholders would receive $36.50 for each share of GPU common stock they own, payable in cash or the equivalent of $36.50 per share in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU stockholder would be able to elect the form of consideration, subject to proration so that the aggregate consideration to all GPU stockholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU stockholder's share converted into FirstEnergy common stock would be exchanged for not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading date prior to the merger closing.

The merger has been approved by the Boards of Directors and stockholders of GPU, Inc. and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the merger (including the receipt of all necessary regulatory approvals, provided that such approvals will not impose terms and conditions that would reasonably be expected to result in a "material adverse effect," as defined in the merger agreement, on the combined company, and there being no "material adverse effect" on either GPU or FirstEnergy since June 30, 2000 or March 31, 2000, respectively), are fulfilled or waived. Relevant factors would include the nature of any order issued by the regulatory authorities, the financial and business conditions of each company, and whether, and the extent by which, any developments relate to general economic conditions. In testimony

before the PaPUC, FirstEnergy stated that FirstEnergy will carefully review the PaPUC's action with respect to GPU's requested PLR relief on the financial condition of GPU to determine whether the consequences would have a "material adverse effect" on GPU or the combined company. The receipt of all necessary regulatory approvals is expected to take approximately nine to twelve months from the date of the merger agreement. There can be no assurance as to the outcome of these matters.

COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

Stranded Costs and Regulatory Restructuring Orders:

With the transition to a competitive marketplace for generation service in New Jersey and Pennsylvania, certain generation-related costs, which generally would be recoverable in a regulated environment, may no longer be recoverable. These costs are generally referred to as stranded costs.

In 1999, the NJBPU issued a Summary Order with respect to JCP&L's rate unbundling, stranded cost and restructuring filings. JCP&L is awaiting a final NJBPU order. The Summary Order provides for, among other things, full recovery of what otherwise would have become stranded costs, as well as customer choice of electric generation supplier beginning August 1, 1999 and rate reductions for all consumers. In addition, the NJBPU issued separate Orders approving the sales of JCP&L's generating assets; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to the generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In 1998, the PaPUC issued amended Restructuring Orders approving Settlement Agreements entered into by Met-Ed and Penelec which, among other things, provide for customer choice of electric generation supplier beginning January 1, 1999 and a one-year (1999) reduction in retail distribution rates for all consumers. The Orders also provide for recovery of a substantial portion of what otherwise would have become stranded costs, subject to Phase II proceedings following the completion of Met-Ed's and Penelec's generating asset divestitures, to make a final determination of the extent of that stranded cost recovery. In 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC supporting their actual net divestiture proceeds and providing a reconciliation of stranded costs pursuant to the 1998 Restructuring Orders.

On December 20, 2000, the PaPUC issued a Phase II Order which disallows $28 million (Met-Ed $16 million; Penelec $12 million) of the requested $304 million (Met-Ed $226 million; Penelec $78 million) of additional stranded costs above those amounts granted in the 1998 Orders. Met-Ed and Penelec had anticipated a disallowance of a portion of stranded costs, and established a $25 million pre-tax (Met-Ed $19 million; Penelec $6 million) reserve in 1999. In addition, as a result of the Phase II Order, Met-Ed and Penelec recognized pre-tax income of $66 million (Met-Ed $45 million; Penelec $21 million) due primarily to pension curtailment gains associated with employees terminated as a result of the sale of generating facilities in 1999, and the reversal of certain liabilities and changes in estimates and assumptions related to Met-Ed's leasehold interest in the Merrill Creek Reservoir project. The Phase II Order also deferred a decision on Met-Ed's requested increase in rates, beginning in 2006, for recovery of Met-Ed's generation-related stranded costs. In addition, the Order requires Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

Name of Respondent Pennsylvania Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Supply of Electricity:

As a result of the NJBPU's and the PaPUC's Restructuring Orders, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially exited the generation business and will have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases, there will be increased risks associated with supplying that electricity. JCP&L is permitted to defer for future recovery the amount by which its reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers exceed amounts currently reflected in its rates for basic generation service. Met-Ed and Penelec, however, are unable to recover energy costs in excess of their established rate caps, which are in effect for varying periods.

During 2000, market prices at which Met-Ed and Penelec were required to purchase electricity for their retail supply customers at times substantially exceeded the amounts Met-Ed and Penelec were allowed to charge for that electricity under their capped generation rates. This situation has resulted in a substantial loss of earnings for Met-Ed and Penelec in 2000, especially during the peak Summer months, and this condition is expected to continue so long as wholesale energy prices remain high, and Met-Ed and Penelec are not granted regulatory relief.

Given this situation, on November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking permission to defer for future recovery their energy costs in excess of established generation rate caps. Various parties to the proceeding filed motions to dismiss the petition. On January 19, 2001, Met-Ed and Penelec made a further request that they be permitted to implement their proposed deferral mechanism pending the PaPUC's final action on their petition. On January 24, 2001, the PaPUC denied, without prejudice, the motions to dismiss Met-Ed's and Penelec's petition and recommended that the companies provide support for a rate cap exception based on the criteria in the Customer Choice and Competition Act. In addition, the PaPUC consolidated the petition with the GPU/FirstEnergy merger proceeding for consideration and resolution in accord with the merger procedural schedule, which establishes a May 2001 date for a PaPUC order in both cases. In February 2001, Met-Ed and Penelec filed a supplement to their petition and supporting testimony which they believe establish that the PaPUC should grant them exceptions to their rate caps. In addition, Met-Ed and Penelec stated that as an alternative to the deferral mechanism they previously proposed, the circumstances would warrant an immediate increase in their present rate caps. There can be no assurance regarding the degree, if any, to which Met-Ed and Penelec may be able to recover their costs to supply electricity in excess of amounts currently reflected in their capped rates.

Generation Agreements:

The evolving competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years), with any residual needs then being purchased from the short-term market (one hour to one month).

The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy through 2004. Payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $1.2 billion in 2001, $265 million in 2002, $92 million in 2003 and $5 million in 2004.

Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies were required to enter into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 20 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The following table shows actual payments from 1998 through 2000, and estimated payments thereafter through 2005:

Payments Under NUG Agreements
(in millions)

	Total	JCP&L	Met-Ed	Penelec
1998	$788	$403	$174	$211
1999	774	388	167	219
2000	734	364	153	217
2001	775	438	145	192
2002	804	466	148	190
2003	813	465	153	195
2004	816	458	157	201
2005	798	443	160	195

The NJBPU Summary Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs); and the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. At December 31, 2000, the GPU Energy companies have recorded, on a present value basis, a total estimated liability of $3.3 billion (JCP&L $1.7 billion; Met-Ed $0.7 billion; Penelec $0.9 billion) on the Consolidated Balance Sheet for above-market NUG costs which is offset by corresponding regulatory assets. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements. There can be no assurance as to the extent to which these efforts will be successful.

In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the MTC, but has not altered the interim nature of such recovery, pending a final decision by the NJBPU. There can be no assurance as to the outcome of this matter.

ACCOUNTING MATTERS

JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101," with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continues to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the December 31, 2000 and December 31, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

(in thousands)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

GPU, Inc. and Subsidiaries	2000	1999
Market transition charge (MTC) / basic generation service	$2,732,926	$2,397,071
Competitive transition charge (CTC)	1,680,484	1,709,258
Income taxes recoverable through future rates, net	263,942	280,268
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Three Mile Island Unit 2 (TMI-2) decommissioning costs	60,362	100,794
Above-market deferred NUG costs	(178,573)	(252,348)
Other, net	21,717	67,420
Total regulatory assets, net	$5,033,004	$4,716,246

JCP&L	(in thousands) 2000	1999
MTC / basic generation service	$2,732,926	$2,397,071
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Total regulatory assets, net	$3,185,072	$2,810,854

Met-Ed	(in thousands) 2000	1999
CTC	$1,048,211	$ 999,623
Income taxes recoverable through future rates, net	114,543	115,713
TMI-2 decommissioning costs	27,610	65,455
Above-market NUG deferral costs	8,485	545
Other, net	29,132	51,529
Total regulatory assets, net	$1,227,981	$1,232,865

Penelec	(in thousands) 2000	1999
CTC	$ 632,273	$ 709,635
Income taxes recoverable through future rates, net	149,399	164,555
TMI-2 decommissioning costs	32,752	35,339
Above-market NUG deferral costs	(187,058)	(252,893)
Other, net	(7,415)	15,891
Total regulatory assets, net	$ 619,951	$ 672,527

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133" (collectively, FAS 133), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FAS 133 (as amended) provides an exemption for certain contracts that qualify as normal purchases and

sales. To qualify for this exclusion, certain criteria must be met, including that it must be probable that the contract will result in physical delivery. GPU adopted FAS 133 on January 1, 2001.

GPU's use of derivative instruments is intended to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies. GPU does not intend to hold or issue derivative instruments for trading purposes. GPU enters into fixed-price contracts for future purchases of electricity and natural gas with individual counterparties or through traded exchanges. The majority of these commodity contracts entered into by GPU are considered "normal purchases," as defined by FAS 133, and, therefore, are excluded from the statement's scope. Commodity contracts accounted for as derivatives under FAS 133 are designated as cash flow hedges of the underlying commodity purchases, to the extent they qualify for such treatment. FAS 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of Other Comprehensive Income, net of tax. GPU also enters into third party energy option contracts. These derivative instruments are accounted for as cash flow hedges of the underlying commodity purchases, to the extent they are effective hedges. Upon adoption of this statement at January 1, 2001, the impact of FAS 133 as it relates to forward, futures and option contracts was immaterial to GPU's earnings or financial position.

To hedge against high transmission rates along certain routes during periods of high congestion, GPU enters into fixed transmission rights (FTRs) agreements. Upon adoption of FAS 133 at January 1, 2001, the impact of this statement as it relates to FTRs was immaterial to GPU's earnings or financial position.

GPU uses various types of interest rate swaps to convert floating-rate loans to fixed rates. These instruments are accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of this statement on January 1, 2001, derivative liabilities of approximately $7 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $4.5 million) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, of $5 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $2.5 million) to Accumulated other comprehensive income and a $2 million (GPU Electric) charge to income.

GPU uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings. These instruments will be accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of FAS 133 on January 1, 2001, derivative assets of approximately $54 million (GPU Power UK) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, to Accumulated other comprehensive income.

NUCLEAR FACILITIES

Investments:

In December 1999, the GPU Energy companies sold TMI-1 to AmerGen for approximately $100 million. In August 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sales, AmerGen has assumed full responsibility for decommissioning the plants, and the GPU Energy companies have transferred $320 million and $430 million of TMI-1 and Oyster Creek decommissioning trust funds, respectively, to AmerGen. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%, respectively. JCP&L's net investment in TMI-2 as of December 31, 2000 and December 31, 1999 was $55 million and $61 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed's and Penelec's

remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:

As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions for review filed by GPU, Inc., the GPU Energy companies and the plaintiffs.

In September 2000, the defendants filed a Motion for Summary Judgment in the District Court. Meanwhile, the plaintiffs have taken an interlocutory appeal to the Third Circuit seeking review of the District Court's determination that the remaining plaintiffs should be allowed to advance causation theories based only on the admissible evidence of record at the close of discovery in the case.

Oral arguments on the plaintiffs' appeal were held in January, 2001. There can be no assurance as to the outcome of this litigation.

GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.

NUCLEAR PLANT RETIREMENT COSTS

Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

In 1995, a consultant performed a site-specific study of TMI-2 that considered various decommissioning methods and estimated the cost of decommissioning the radiological portion and the cost of removal of the nonradiological portion of the plant, using the prompt removal/dismantlement method. Management has reviewed the methodology and assumptions used in this study, is in agreement with them, and believes the results are reasonable. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The retirement cost estimate under the 1995 site-specific study, assuming decommissioning of TMI-2 in 2014, is $450 million for radiological decommissioning and $36 million for non-radiological removal costs (net of $12.6 million spent as of December 31, 2000)(in 2000 dollars).

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring TMI-2 may be different from the cost estimate contained in this site-specific study. Also, the cost estimate contained in this site-specific study is significantly greater than the decommissioning funding targets established by the NRC.

The estimated liability for future TMI-2 retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of December 31, 2000 and December 31, 1999 is $515 million (JCP&L $129 million; Met-Ed $257 million; Penelec $129 million) and $497 million (JCP&L $124 million; Met-Ed $249 million; Penelec $124 million), respectively. This liability is based upon the 1995 site-specific study estimate (in 2000 and 1999 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) and $27 million (JCP&L $7 million; Met-Ed $13 million; Penelec $7 million) as of December 31, 2000 and December 31, 1999, respectively, as a result of TMI-2 entering long-term monitored storage in 1993.

Offsetting the $515 million liability as of December 31, 2000 is $127 million (JCP&L $15 million; Met-Ed $93 million; Penelec $19 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheet, and $374 million (JCP&L $115 million; Met-Ed $161 million; Penelec $98 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheet.

The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995

site-specific study estimate. In addition, JCP&L is recovering a portion of its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC; however, Penelec has recovered these costs through the divestiture of its generating assets. The 1996 Customer Choice Act also allows Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC for future recovery.

As of December 31, 2000, the accident-related portion of TMI-2 radiological decommissioning costs is estimated to be $80 million (JCP&L $20 million; Met-Ed $40 million; Penelec $20 million), which is based on the 1995 site-specific study (in 2000 dollars). In connection with rate case resolutions, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts for their respective shares of the accident-related portion of the decommissioning liability in amounts of $15 million, $40 million and $20 million, respectively. These contributions were not recoverable from customers and were expensed in 1990, in the case of JCP&L, and in 1991 for Met-Ed and Penelec.

The GPU Energy companies intend to seek recovery for any increases in TMI-2 retirement costs, but recognize that recovery cannot be assured.

Prior to September 2000, increases in the accident-related portion of Met-Ed's and Penelec's TMI-2 decommissioning liability were charged to expense, in amounts totaling $23.2 million (Met-Ed $15.4 million; Penelec $7.8 million) through August 2000. Likewise, through August 2000, earnings on Met-Ed's and Penelec's contributions to external trusts, in amounts totaling $34.9 million (Met-Ed $23.3 million; Penelec $11.6 million), were taken to income, and the related unrealized gains and losses were accrued to Accumulated other comprehensive income on the Consolidated Balance Sheet.

During the course of ongoing regulatory proceedings in Pennsylvania, Met-Ed and Penelec determined, in the third quarter 2000, that a portion of their regulatory assets for TMI-2 decommissioning previously regarded as probable of recovery in rates, are now no longer deemed probable of recovery. As a result, in the third quarter 2000, Met-Ed and Penelec charged to income $11.7 million (Met-Ed $7.9 million; Penelec $3.8 million) pre-tax for the write-down of their respective regulatory assets for TMI-2 decommissioning, representing the net realized gain they previously recorded on the accident-related portion of the TMI-2 decommissioning trust. Furthermore, the unrealized gains or losses associated with the accident-related portion of the TMI-2 decommissioning trust (previously recorded in Accumulated other comprehensive income) were transferred to Regulatory assets, net on the Consolidated Balance Sheet, and will no longer be recorded in Accumulated other comprehensive income.

The GPU Energy companies own all of the common stock of the Saxton Nuclear Experimental Corporation, which owns a small demonstration nuclear reactor. Decommissioning of the plant is expected to be completed in 2002. In December 2000, based on new estimates to complete the decommissioning of the plant, the decommissioning liability was increased by $13 million, to $52 million (JCP&L $23 million; Met-Ed $17 million; Penelec $12 million) as of December 31, 2000. The GPU Energy companies do not believe this increase is probable of recovery, and have charged the entire amount to expense.

INSURANCE

GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy. There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured,

unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million.

The Price-Anderson Act limits an owner's liability to third parties resulting from a nuclear incident to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Although TMI-2 is exempt from retrospective premium assessments, the plant is still covered by the provisions of the Price-Anderson Act. In addition, the GPU Energy companies are subject to other retrospective premium assessments related to policies applicable to TMI-1 prior to its sale to AmerGen.

ENVIRONMENTAL MATTERS

As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 11 hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site).

JCP&L	MET-ED	PENELEC	GPUN	GPU,INC.	TOTAL
7	4	2	1	1	11

In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of December 31, 2000, a liability of approximately $6 million (JCP&L $2.2 million; Met-Ed $0.6 million; Penelec $0.2 million; other $3 million) was recorded for PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

In 1997, the EPA filed a complaint against GPU, Inc. in the US District Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization

proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity, was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. Chesapeake is currently performing the cleanup at the Site. According to the complaint, the EPA is seeking (1) enforcement of the Order against GPU; (2) recovery of its past response costs; (3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. The EPA has stated that it has incurred approximately $1.1 million of past response costs as of December 31, 2000. Chesapeake claims to have spent approximately $10 million in connection with remediation of the site. The EPA has more recently estimated the cost of ground water remediation to be on the order of $6 million. Consultants to Chesapeake have estimated the remaining remediation ground water costs to be approximately $12 million to $19 million. In accordance with its penalty policy, and in discussions with GPU, the EPA has demanded penalties calculated at a daily rate of $8,800, rather than the statutory maximum of $27,500 per day. As of December 31, 2000, if the statutory maximum were applied, the total amount of penalties would be approximately $44 million. GPU believes that it has meritorious defenses to the imposition of penalties, or that if a penalty is assessed, it should be at a lower daily rate. Chesapeake has also sued GPU, Inc. for contribution to the cleanup of the Dover Site. The US District Court for the District of Delaware has consolidated the case filed by Chesapeake with the case filed by the EPA and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

In August 2000, Rochester Gas & Electric Corporation (RG&E) filed suit against GPU, Inc. in the US District Court for the Western District of New York for the reimbursement of $5.2 million of costs and damages it has allegedly incurred, and a declaratory judgement with respect to future costs and damages, in connection with two former MGP sites and a third property where wastes from one of those sites were allegedly deposited. All of the properties are located in Rochester, New York. According to the complaint, RG&E was an indirect subsidiary of AGECO from May 1929 until January 1946, and a subsidiary of GPU, Inc. from January 1946 until October 1949, when it was divested by order of the SEC under the Public Utility Holding Company Act. There can be no assurance as to the outcome of this matter.

In connection with the 1999 sale of its Seward Generation Station to Sithe, Penelec has assumed up to $6 million of remediation costs associated with certain coal mine refuse piles which are the subject of an earlier consent decree with the Pennsylvania Department of Environmental Protection. Penelec received recovery of these remediation costs through a reduction of its liability to ratepayers, per the December 20, 2000 PaPUC Phase II Order.

JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of December 31, 2000, JCP&L has spent approximately $44.5 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $50.2 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. The cost to clean up these sites could be materially in excess of the $50.2 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

In 1997, the NJBPU approved JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs. As a result of the NJBPU's Summary Order, effective August 1, 1999, the recovery of these costs was transferred to the Societal Benefits Charge. As of December 31, 2000, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $51.6 million. JCP&L is continuing to pursue

reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relating to these MGP sites, and has settled with all but one of those carriers.

OTHER COMMITMENTS AND CONTINGENCIES

Class Action Litigation:

GPU Energy

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. Following these outages, the NJBPU initiated an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities. This investigation was essentially completed in May 2000, with the issuance of Phase I and Phase II reports and orders from the NJBPU. Both the Phase I and Phase II reports and orders contain, among other things, directions for JCP&L to undertake certain actions and report back to the NJBPU on the results. Additionally, the NJBPU Phase II order concluded that there is not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers.

Two class action lawsuits were commenced in New Jersey Superior Court in July 1999. These suits were subsequently consolidated into a single proceeding, and they seek compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. The GPU defendants named in these suits (i.e., GPU, Inc., JCP&L, GPUS and GPU Generation, Inc.) moved to dismiss or stay the litigation pending the NJBPU's exercise of its primary jurisdiction to investigate the causes of the outages. The trial court denied that motion, and also certified a plaintiff class consisting of JCP&L customers and their "dependents, tenants, employees and other intended beneficiaries of customers who suffered damages as a result" of the service interruptions.

In January 2000, the New Jersey Appellate Division granted the GPU defendants' motion for leave to take an interlocutory appeal of the trial court's decision on the issue of primary jurisdiction. On June 14, 2000, the Appellate Division affirmed the trial court but determined that the NJBPU's findings in the exercise of its "exclusive jurisdiction" could be "probative…but not determinative" of at least some of the issues in the litigation, and leaving it to the trial court to "decide in the first instance just what weight and validity to give the [NJBPU's] findings and conclusions."

In response to the GPU defendants' demand for a statement of damages, the plaintiffs have stated that they are seeking $700 million, subject to the results of pretrial discovery. JCP&L has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has stated that, while the substance of the plaintiffs' allegations is covered under the policy, it is reserving its rights concerning coverage as circumstances develop. In September 2000, JCP&L received from its primary insurance carrier the initial indemnification payment for certain expenses incurred by JCP&L relative to this action.

Discovery continues in the class action, and no trial date has been set. The GPU defendants filed a motion with the trial court seeking decertification of the class, and oral argument on the decertification was held in February 2001. There can be no assurance as to the outcome of these matters.

GPU Electric

As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant, and also assert claims under Australian fair trade practices law.

Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users, and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities (Buyers) that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have notified GPU GasNet that they have formed the preliminary view that GPU GasNet is not entitled to coverage under the liability policy. GPU GasNet believes that it is entitled to coverage, and discussions with the insurers are continuing. There can be no assurance as to the outcome of this matter.

Investments and Guarantees:

GPU, Inc.

GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and GPU Power. As of December 31, 2000, GPU, Inc.'s investments in GPU Electric and GPU Power were $881 million and $139 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $899 million and $21 million of GPU Electric and GPU Power outstanding obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

GPU Electric

In June 2000, GPU sold GPU PowerNet, its Australian electric transmission company, for A$2.1 billion (US $1.26 billion). For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

GPU Power UK has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which was originally scheduled to begin commercial operation in late 1998. In June 1999, certain Project lenders for the Uch Power Project issued notices of default to the Project sponsors (including GPU Power UK) for, among other things, failure

to pay principal and interest under various loan agreements. In November 1999, the Project sponsors and lenders reached an agreement under which repayment of the construction loan was extended, principal and interest payments deferred, and the sponsors agreed to fund the completion of the plant through the remaining equity contribution commitments. The plant commenced commercial operations in October 2000.

Uch has renegotiated several of the project agreements with the Government of Pakistan and its agencies, under which it agreed, among other things, to accept a reduction in the power purchase tariff averaging approximately 8% over the project term. The agreement includes options to extend the term of the project from 23 to 30 years.

GPU's investment in the Uch Power Project as of December 31, 2000 was approximately $37.9 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $3.1 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses," which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through December 31, 2000, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

GPU Power UK also owns an 18.75% interest in Humber Power Limited (Humber). At December 31, 2000, GPU Power UK's equity in the project, which is located in England, was approximately $28 million. A number of investors in the project (not including GPU Power UK) also have purchase power agreements with Humber, which provide for the servicing of the project's debt and a return on equity. The purchasers are claiming that such contracts, which provide for prices of power in excess of current market prices, will become unenforceable under a proposed new UK regulatory scheme. Humber and the purchasers have agreed to submit the matter to arbitration as provided by the contracts. If the contracts cannot be satisfactorily reformed, the prices at which Humber can sell its energy may not be sufficient to provide an equity return to the investors or ultimately to service Humber's debt. There can be no assurance as to the outcome of this matter.

As part of the 1999 sale of the GPU Power UK supply business and the purchase of the 50% of GPU Power UK that GPU did not already own, certain long-term purchase obligations under natural gas supply contracts were retained. Most of these contracts, which extend to September 2005, were at fixed prices in excess of the market price of gas, and a liability had been established for the estimated loss under such contracts. However, as a result of increasing gas prices during the second quarter of 2000, GPU Power UK was able to enter into matching forward sale contracts for the majority of the gas purchases, resulting in a reduction in the estimated liability and a pre-tax credit to income of $15.9 million. Other open gas contracts, which extend to 2002, require GPU Power UK to purchase or to sell gas at fixed prices. The estimated out-of-market position of all contracts at December 31, 2000 was $22 million; however, the remaining open positions included both sales and purchases, thereby reducing the remaining exposure to future price changes.

In an English court decision involving two unaffiliated utilities (National Grid and National Power), the court held that utilities improperly used a pension plan surplus in the UK Electricity Supply Pension Scheme to eliminate scheduled payments in respect of early retirement costs and employer contributions. The court found that, in the case of National Grid and National Power, procedures had not been strictly followed, and as such, a liability may now exist. At a subsequent hearing, the court refused to consider the validity or effectiveness of retrospective amendments to the plan. National Grid and National Power have appealed the court's decision to the House of Lords. Pending the outcome of the Appeal, the requirement for any payments has been stayed. The appeal in the House of Lords is expected to be heard in the first quarter of 2001. If a similar

complaint were to be made against GPU Power UK, GPU Power UK's potential liability is estimated to be a maximum of £63 million (US $94 million), exclusive of any applicable interest charges or penalties. The GPU Power UK section of the Electricity Supply Pension Scheme remains in substantial surplus and any payment to the plan that might ultimately prove to be necessary would be accounted for as an increase in pension assets, and would not have an immediate impact on income. However, any related penalties or interest (which could be assessed, though none are currently proposed) may adversely affect income. There can be no assurance as to the outcome of this matter.

Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $21 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.

GPU Power

On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica (CORELCA) and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC), a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank, the other project lenders, and the Government of Colombia, as well as the other partners in the TEBSA project. In addition, in January 2001 CORELCA advised GPU Power that it was conducting its own investigation of the matter. As of December 31, 2000, GPU Power has an investment of approximately $92 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $372 million at December 31, 2000, and, in addition, GPU, Inc. has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

With regard to the "Special Requirement" issued by DIAN, DIAN asserts that TEBSA should be liable for approximately $4.4 million consisting of $1.3 million in additional tax and $3.1 million in penalties and interest. TEBSA has filed both procedural and substantive objections to these assertions, the DIAN responded to these objections reiterating its previous position, and TEBSA, in turn, filed an appeal with the DIAN on June 2, 2000. A response is expected within one year.

In July 2000, the DIAN issued a "Special Requirement" on the 1997 income tax return of TEBSA challenging a tax exemption benefit under a Colombian income tax statute. The DIAN requested payment of approximately $1.2 million in additional tax, penalties and interest. On October 12, 2000, TEBSA filed a response with the DIAN stating arguments supporting its tax exemption benefit. There can be no assurance as to the outcome of these matters.

GPU Telcom

In March 2000, GPU, Inc. announced its participation in America's Fiber Network LLC

(AFN), of which GPU, Inc. anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU, Inc. anticipates investing cash, as well as existing and new fiber routes and electronic equipment, in AFN through GPU Telcom. As of December 31, 2000, GPU Telcom had invested $5.3 million in AFN.

In April 2000, GPU, Inc. announced the formation of Telergy Mid-Atlantic (TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunications services and marketing expertise with utilities' existing fiber networks and natural positioning in serving retail markets. As of December 31, 2000 GPU Telcom had acquired $20 million of Telergy, Inc. convertible preferred securities.

Other:

JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its December 31, 2000 book value of $21 million. Negotiations to resolve this dispute are continuing; however, there can be no assurance as to the outcome of this matter.

In March 1999, Penelec and New York State Electric & Gas Corporation (NYSEG) each sold their 50% undivided ownership interests in the Homer City Station to a subsidiary of Edison Mission Energy (EME) for a total of $1.9 billion. In connection with the sale, Penelec and NYSEG indemnified the buyer with respect to certain contingent liabilities, including costs or expenses which the EPA might impose for failure to comply with New Source Performance Standards, Prevention of Significant Deterioration and New Source Review regulations under the Clean Air Act prior to the date of the sale. In 1998, the EPA had conducted inspections at Homer City with regard to the plant's compliance with these regulations. On October 30, 2000, EME notified Penelec and NYSEG that the EPA had concluded that these regulations applied to Homer City prior to the sale to EME and that Homer City was operating in violation of these Clean Air Act regulations. If it is ultimately determined that these regulations were applicable to Homer City, the EPA could assess substantial monetary penalties and require capital modifications to the plant, the costs of which would be material. To the extent Penelec and NYSEG are obligated to indemnify EME for any of these costs, they would each be severally liable for a 50% share. There can be no assurance as to the outcome of this matter.

Concurrent with GPU's July 1999 acquisition of the 50% of GPU Power UK which it did not already own, GPU began to evaluate existing restructuring plans and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. As of December 31, 1999, GPU had identified and approved a cost reduction plan. At the acquisition date, GPU Power UK had recorded a liability of $28.6 million related to previous cost reduction plans. GPU retained $25.7 million of this liability, related to contractual termination and other severance benefits for 276 employees identified in a 1999 business process reengineering project. GPU identified an additional 355 employees (234 in Engineering Services, 38 in Metering, 21 in Network Services and 62 from other specific functions) to be terminated as part of the plan and recorded an additional liability of $39.3 million. A net charge of $18.2 million for GPU's 50% share of these adjustments was included in expense in 1999 and the other 50% was recorded in Goodwill as a purchase accounting adjustment.

In 2000, a change in the investment return assumptions, due to better than expected

investment performance, resulted in a reduction of approximately $6.9 million, to $22.6 million, in the estimated liability for the remaining 459 employees. Consequently, goodwill was credited for $3.4 million (50% of the change in estimate) and $3.5 million was credited to income. During 2000, $16.9 million was paid to 399 employees. The remaining severance liability of $4.5 million at December 31, 2000 reflects the above transactions as well as currency translation adjustments and the impact of seven employees who were retained, and is included in Other current liabilities on the Consolidated Balance Sheet. Management expects the remaining employees to leave by June 30, 2001.

GPU AR has entered into contracts to supply electricity to retail customers through June 2001. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $10.6 million as of December 31, 2000. GPU, Inc. has guaranteed these payments, as well as certain other obligations, up to a maximum of $19 million.

In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah.

At December 31, 2000, GPU has recorded a liability of $210 million owed to the Nuclear Waste Fund, related to spent nuclear fuel generated prior to the sales of TMI-1 and Oyster Creek to AmerGen. AmerGen has assumed all liability for disposal costs related to spent nuclear fuel generated following its purchase of the plants.

On July 26, 2000, GPUN filed suit in the United States Court of Claims seeking to recover damages as a result of the DOE's failure to commence disposal of GPUN's spent nuclear fuel on January 31, 1998, as required by the terms of the Standard Contract between GPUN and DOE. The complaint seeks damages from the Government in an amount to be determined at trial. GPUN has alleged that it is entitled to damages attributable to operations at both TMI-1 and Oyster Creek. The Government has not yet answered the complaint. There can be no assurance as to the outcome of this matter.

GPU, Inc. and consolidated affiliates have approximately 14,100 employees worldwide, of whom 10,000 are employed in the US, 3,600 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (4,880) and MYR (4,831), of which approximately 2,900 and 4,000, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 2,300 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. The JCP&L, Met-Ed and Penelec collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2002, May 1, 2003 and May 14, 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

In January 2001, the GPU Energy companies announced that they were offering Voluntary Enhanced Retirement Programs (VERP) to certain bargaining unit employees in Pennsylvania. Approximately 240 employees (Met-Ed 130 employees; Penelec 110 employees) are eligible for the VERP. If all of the eligible employees accept the offer, a pre-tax charge of approximately $23 million (Met-Ed $12 million; Penelec $11 million) would be recorded in 2001 earnings for the cost of pension and other postretirement benefits, exclusive of any severance benefits that would be paid to those employees.

During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

BLANK PAGE

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,791,578,546	1,791,578,546
4	Property Under Capital Leases	2,153,683	2,153,683
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,793,732,229	1,793,732,229
9	Leased to Others		
10	Held for Future Use	511,322	511,322
11	Construction Work in Progress	25,895,185	25,895,185
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,820,138,736	1,820,138,736
14	Accum Prov for Depr, Amort, & Depl	588,376,505	588,376,505
15	Net Utility Plant (13 less 14)	1,231,762,231	1,231,762,231
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	588,376,505	588,376,505
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	588,376,505	588,376,505
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	588,376,505	588,376,505

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	34,665	
3	(302) Franchises and Consents	306,717	
4	(303) Miscellaneous Intangible Plant	20,049,047	849,490
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	20,390,429	849,490
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	248	
18	(321) Structures and Improvements	-1	
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment	15,065	
22	(325) Misc. Power Plant Equipment	1	
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	15,313	
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accoun s 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising frcm distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisitio adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			34,665		2
			306,717		3
			20,898,537		4
			21,239,919		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
	-248				17
	1				18
					19
					20
	-15,065				21
	-1				22
	-15,313				23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	15,313	
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	11,937,579	
45	(352) Structures and Improvements	5,330,659	7,588
46	(353) Station Equipment	82,650,440	4,103,038
47	(354) Towers and Fixtures	25,719,186	
48	(355) Poles and Fixtures	49,873,312	591,517
49	(356) Overhead Conductors and Devices	96,968,115	365,576
50	(357) Underground Conduit	4,272	
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails	7,112	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	272,490,675	5,067,719
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	18,531,457	167
56	(361) Structures and Improvements	10,858,890	58,807
57	(362) Station Equipment	151,412,138	2,003,328
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	287,746,883	15,458,681
60	(365) Overhead Conductors and Devices	341,332,603	17,574,519
61	(366) Underground Conduit	28,636,007	1,256,371
62	(367) Underground Conductors and Devices	92,085,728	3,376,535
63	(368) Line Transformers	171,256,689	10,977,750
64	(369) Services	78,710,908	4,014,696
65	(370) Meters	49,592,489	5,579,016
66	(371) Installations on Customer Premises	28,801,063	224,755
67	(372) Leased Property on Customer Premises	216,257	
68	(373) Street Lighting and Signal Systems	22,618,370	1,474,223
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,281,799,482	61,998,848
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,409,537	
72	(390) Structures and Improvements	45,459,436	813,570
73	(391) Office Furniture and Equipment	22,366,085	2,247,740
74	(392) Transportation Equipment	4,466,692	-4,050
75	(393) Stores Equipment	1,670,573	-5,317
76	(394) Tools, Shop and Garage Equipment	10,306,041	672,652
77	(395) Laboratory Equipment	7,427,695	1,879
78	(396) Power Operated Equipment	4,472,780	318,020
79	(397) Communication Equipment	55,624,351	273,686
80	(398) Miscellaneous Equipment	4,471,722	-22,923
81	SUBTOTAL (Enter Total of lines 71 thru 80)	157,674,912	4,295,257
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	157,674,912	4,295,257
84	TOTAL (Accounts 101 and 106)	1,732,370,811	72,211,314
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,732,370,811	72,211,314

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
	-15,313				42
					43
4,949	-1	16,229	11,948,858		44
1,535		14,938	5,351,650		45
616,642	-19,136	-259,851	85,857,849		46
			25,719,186		47
		-11,357	50,453,472		48
	2	-5,433	97,328,260		49
			4,272		50
					51
			7,112		52
623,126	-19,135	-245,474	276,670,659		53
					54
4,323	-553,454	-20	17,973,827		55
7,105		294,535	11,205,127		56
671,760	526,500	-23,559	153,246,647		57
					58
1,752,535		11,357	301,464,386		59
1,714,473	-1,767	-31,603	357,159,279		60
90,834	21		29,801,565		61
336,698		1,441	95,127,006		62
2,111,631			180,122,808		63
349,772			82,375,832		64
1,952,846	15,064		53,233,723		65
			29,025,818		66
			216,257		67
278,955			23,813,638		68
9,270,932	-13,636	252,151	1,334,765,913		69
					70
			1,409,537		71
381,411	-1		45,891,594		72
2,427,400			22,186,425		73
	249		4,462,891		74
47,472			1,617,784		75
132,990		1,374	10,847,077		76
21,234			7,408,340		77
3,157			4,787,643		78
27,828	47,834	8,177	55,926,220		79
84,255			4,364,544		80
3,125,747	48,082	9,551	158,902,055		81
					82
3,125,747	48,082	9,551	158,902,055		83
13,019,805	-2	16,228	1,791,578,546		84
					85
					86
					87
13,019,805	-2	16,228	1,791,578,546		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Land - Corridor from Coho to			
4	Erie West Sub	05/31/76	12/31/01	371,193
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	Land (4 Parcels)			74,968
24	Rights-of-Way (5 Items)			65,161
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			511,322

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	PN-000023 PURCH & INSTALL 10MVA XFMR ATHENS	106,812
2	PN-000087 REPLACE METAL CLAD GEAR CENTRAL ERIE SUB	766,578
3	PN-000122 COLLINSVILLE SUB RE MANU	126,451
4	PN-000153 RELC FAC HWAY SR0322	112,175
5	PN-000169 MOBILE XFMR & SUB	431,520
6	PN-000189 ERIE AREA 115KV SYSTEM REINFORCEMENT	528,745
7	PN-000408 KNOWLEDGE PARK PHASE II UG HARBORCREEK	156,862
8	PN-000410 DUBOIS SUB REPLACE RTU W/ PLC	116,488
9	PN-000459 AEC2000 - RCB LINE REHAB 23KV	174,848
10	PN-000462 JOHNSTOWN NETWORK VAULTS REHAB	554,840
11	PN-000490 TMM LINE REC'D MORGAN ST - TURNER ST	179,345
12	PN-000573 WHISPERING WOODS SUB & OH LINE EXT	648,752
13	PN-000628 HARBOR RIDGE SUBDIVISION PH 1 INST UG	105,526
14	PN-000629 RP XFMRS MILL RD / DIVISION ST / GLENWOOD	785,340
15	PN-000631 RP XFMR & UPGRADE 12.47KV @ TOWNLINE SUB	696,323
16	PN-000645 AEC2000 VAL MET REHAB KRA TO METAL REC	210,926
17	PN-000646 AEC2000 RKB LINE REBUILD 23KV	117,762
18	PN-00648 AEC2000 ADA MCC RECOND KRB-172 TO MCCREA	193,592
19	PN-000668 AEC2000 NOR OL REHAB 5.2 MI 34.5KV RT LINE	133,561
20	PN-000676 WP99 DX POLE INSP PROGRAM ZN1	1,067,858
21	PN-000677 WP99 DX POLE INSP PROGRAM ZN2 IBEW	548,937
22	PN-000678 WP99 DX POLE INSP PROGRAM ZN2 UWUA	641,936
23	PN-000679 WP99 DX POLE INSP PROGRAM ZN3 PN	166,184
24	PN-000684 AEC2000 SOU CITY REHAB SCL LINE	101,901
25	PN-000701 WAL MART STORE UPGRADE @ MANSFIELD	105,452
26	PN-000713 RT 15 RELOC SR 6015-D52 MANSFIELD	306,458
27	PN-000835 SWPA PURCH TWO SPARE 46-12KV XFMRS	100,240
28	PN-000910 WARREN SO SUB PUR/RP 115KV XFMR	229,565
29	PN-000945 NWPA PURCH SPARE 50MVA 115-34.5 XFMR	210,754
30	PN-000946 GREEN GARDEN -2ND 50 MVA XFMR	211,089
31	PN-000011 ERIE RENOVATIONS	181,443
32	PN-000059 RICHLAND RE-ROOFING PROJECT	188,041
33	PN-000159 LAUREL REGION RPLCE RTUS	823,222
34	PN-000163 PA TRUNKED RADIO SYSTEM	118,342
35	PN-000164 PUR & INST GENESYS CTI 3	185,129
36	PN-000190 RAPID SERVICE RESPONSE - PENELEC	766,034
37	PN-00191 GIS MIGRATION/FIELD DESIGN - PENELEC	241,745
38	PN-000290 SHIPPENSBURG POLE YARD RELOCATION	116,270
39	PN-000586 LEWISTOWN STORAGE FACILITY	108,899
40	PN-000587 HUNTINGDON NEW STORAGE BUILDING	157,495
41	PN-000775 POWERON ENHANCEMENT - PENELEC	100,300
42	PN-000796 JOHNSTOWN REPAIR SHOP AST PROJECT	188,566
43	TOTAL	25,895,185

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	PN-001023 VOICE NETWORK SYSTEM UPGRADE PA WEST	307,742
2	PN-000792 BUSINESS SOULTIONS PROJECT	2,096,034
3	PN-000868 UTILITY CONSORTIUM HARDWARE/SOFTWARE	392,298
4	PN-000006 WARREN INST 35 MVAC 115 CA	131,841
5	PN-000132 TOWER HILL TO WARD 115KV	268,858
6	PN-000229 PN-TX LINE & POLE INSP/CORR/REPL 1999	2,761,271
7	PN-000317 LEWISTOWN - RELOCATION OF 4 230KV LINES	433,894
8	PN-000644 LEWISTOWN ADD 224MVA XFMR-UPGRADE 1K2K	614,619
9	PN-000765 AERIAL PATROL - LOCAL ZN2 SW UWUA	810,892
10	PN-000781 SHAWVILLE SUB REPL 5 230KV BREAKERS	769,061
11	PN-000786 KENNERDELL PROJECT HANDSOME LAKE	1,847,837
12	PN-001028 SEWARD LINE RELOCATION - RELIANT ENERGY	-220,000
13		
14		
15	MINOR PROJECTS WITH BALANCES END OF YEAR $1000,000 OR LESS	2,668,532
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	25,895,185

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	MATERIALS AND SERVICES	724,580
2		
3	CONSTRUCTION INDIRECTS	21,175,018
4		
5	ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION	741,815
6		
7	OUTSIDE PROFESSIONAL SERVICES	4,773,156
8		
9	RECONCILIATION TO INCOME STATEMENT	
10	ACCOUNT 419.1	
11	ACCOUNT 432.1 741,815	
12		
13	TOTAL 741,815	
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	27,414,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

MATERIALS & SERVICES: Expenditures for services and expenses of materials management, purchasing and stores personnel, exempt materials, small tools and work equipment. Charged to construction based on the related cost of materials charged to construction work orders.

CONSTRUCTION INDIRECTS: Costs which pertain to construction work but which are impractical for direct-charging to construction work orders. Construction Indirects include the GPU Service Company labor and benefit costs of designers, engineers, and project management personnel plus the construction portion of facility, telecommunications, and general liability insurance. This overhead is added by means of a percentage applied to a work order's direct labor and contractor costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION: Cost of money charged directly to construction. The AFUDC rate is applied to individual construction work orders totaling $1.00 or more which have been under construction for 30 days or more except for purchases of automotive and certain general plant equipment for which no AFUDC is charged. The accrual rate is applied to the cumulative monthly construction work order balances, including previously accrued AFUDC compounded semi-annually.

OUTSIDE PROFESSIONAL SERVICES: Expenditures for services and expenses of engineers, management and supervisory personnel. All expenses are directly charged to construction.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 75,827,603		
2	Short-term Interest			s 6.76
3	Long-Term Debt	D 526,432,102	53.30	d 6.40
4	Preferred Stock	P		p
5	Common Equity	C 461,182,233	46.70	c 12.70
6	Total Capitalization	987,614,335	100.00 100%	
7	Average Construction Work in Progress Balance	W 33,017,091		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 6.76

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 6.76
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	552,449,183	552,449,183		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	45,192,630	45,192,630		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	45,192,630	45,192,630		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	11,541,918	11,541,918		
12	Cost of Removal	160,000	160,000		
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	11,701,918	11,701,918		
15	Other Debit or Cr. Items (Describe):	2,436,610	2,436,610		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	588,376,505	588,376,505		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	-160,000	-160,000		
23	Transmission	140,527,561	140,527,561		
24	Distribution	390,927,261	390,927,261		
25	General	57,081,683	57,081,683		
26	TOTAL (Enter Total of lines 18 thru 25)	588,376,505	588,376,505		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Project Enterprise	$1,336,227
FMIS	1,099,029
Risk Management	1,354

	$2,436,610

Schedule Page: 219 Line No.: 22 Column: c

Prior year Adjustment for Ninevah Sale in 1999

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Year of Transfer			
2				
3	1938			
4	Land, various locations	374	-44	330
5				
6	1950			
7	Land, 8.59 Acres, City Line, Franklin	1,800		1,800
8				
9	1953			
10	Land, 4.252 Acres, various locations	1,370		1,370
11				
12	1954			
13	Building, Deep Creek Hydro Station	272		272
14				
15	1961			
16	Land Rights, various locations	36		36
17				
18	1970			
19	Land and Land Rights, various locations	6,068		6,068
20				
21	1974			
22	Land, Indiana County	729		729
23				
24	1978			
25	Land, 149.82 Acres, and improvements, Saxton Site	33,567		33,567
26				
27	1979			
28	Land, .516 Acres, Oil Creek Township	2,236		2,236
29				
30	1980			
31	Saxton Site, grading soil cover, drainage, mulching	49,584		49,584
32				
33	Minor Item Previously Devoted to Public Service			
34	Minor Items-Other Nonutility Property			
35				
36	1984			
37	Land and Land Rights, various locations	1,345		1,345
38				
39	1987			
40	Land, 1,364.597 Acres, various locations	558		558
41				
42	1988			
43	Land and Land Rights, various locations	1	1	2
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	2,674,427	-2,070,273	604,154

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Land, .3525 Acres, various locations	405		405
2				
3	1992			
4	Land, Land Rights and improvements, various locations	419,882		419,882
5				
6	1993			
7	Land, various locations			
8				
9	1994			
10	Land, various locations	18,837		18,837
11				
12	1995			
13	Land, 50ft. x 60ft., Reynoldsville Boro			
14	Jefferson County	171		171
15				
16	1996			
17	Land - Brockway Storeroom and Garage			
18	Brockway Storeroom and Garage	19,051		19,051
19	Land - Clymer Sub-District Office	1,135		1,135
20	Clymer Sub-District Office	46,776		46,776
21	Land - Snowshoe Sub-District Office			
22	Snowshoe Sub-District Office	32,117	-32,117	
23				
24	1999			
25	Land - Deep Creek	2,038,113	-2,038,113	
26				
27	Minor Item Previously Devoted to Public Service			
28	Minor Items-Other Nonutility Property			
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	2,674,427	-2,070,273	604,154

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1				
2	Nineveh Water Company:			
3	Common Stock			500
4	Capital Contributions			617,500
5	Equity in Subsidiary Company Earnings			-353,009
6	Subtotal			264,991
7				
8				
9	Waverly Electric Light & Power Company:			
10	Common Stock			15,000
11	Subtotal			15,000
12				
13				
14	Penelec Preferred Capital II, Inc.:			
15	Common Stock			1,000
16	Capital contributions			3,093,800
17	Equity in earnings of subsidiary			35,985
18	Subtotal			3,130,785
19				
20	Penelec Preferred Capital, Inc.			
21	Common Stock			1,000
22	Capital Contributions			10,824,743
23	Equity in Subsidiary Company Earnings			40,202
24	Subtotal			10,865,945
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 3,727,800		TOTAL	14,276,721

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		500		3
		617,500		4
944,570		591,561		5
944,570		1,209,561		6
				7
				8
				9
		15,000		10
		15,000		11
				12
				13
				14
		1,000		15
		3,093,800		16
56,828	227,012	-134,199		17
56,828	227,012	2,960,601		18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
1,001,398	227,012	4,185,162		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year		2001	
		No. (b)	Amt. (c)	No. (d)	Amt. (e)
1	Balance-Beginning of Year	4,373.00	45,199		
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:	-4,373.00	-45,199		
9					
10					
11					
12					
13					
14					
15	Total	-4,373.00	-45,199		
16					
17	Relinquished During Year:				
18	Charges to Account 509				
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23					
24					
25					
26					
27					
28	Total				
29	Balance-End of Year				
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year				
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales				
40	Balance-End of Year				
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)				
45	Gains				
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2002		2003		Future Years		Totals		Line No.
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	
						4,373.00	45,199	1
[redacted]								2
								3
								4
								5
[redacted]								6
								7
						-4,373.00	-45,199	8
								9
								10
								11
								12
								13
								14
						-4,373.00	-45,199	15
[redacted]								16
								17
								18
[redacted]								19
								20
[redacted]								21
								22
								23
								24
								25
								26
								27
								28
								29
[redacted]								30
								31
								32
								33
								34
								35
[redacted]								
								36
								37
								38
								39
								40
[redacted]								41
								42
								43
								44
								45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	FAS 109 Deferred Income Taxes	11,963,929	various	23,593,156	158,661,469
2	TMI 2 Decommissioning	3,504,844	various	6,008,733	32,751,906
3	Minor Items	5,800,825	various	36,475,006	
4	CTC Generation Reg Assets	121,440,794	various	176,640,794	
5	CTC-Operating NUG's	158,957,592	various	38,782,476	962,430,795
6	CTC TMI 1 Investment		various	105,480,000	
7	CTC TMI 2 Decommissining		various	49,460,000	
8	Contra CTC TMI-2 Decommissining	49,500,000			
9	CTC TMI 1 Decommissioning	41,744,957	various	60,044,957	
10	CTCCogentrix Buyout		various	26,090,000	
11	CTC Fossil/Hydro	900,170,000			
12	CTC NUG Buyouts			34,810,582	
13	Contra CTC Phase 2	6,250,000			
14	CTC Rec.-FirstMiss Curtailment Credit Buyout	5,000,000	407.4	1,400,000	3,600,000
15	CTC NUG Deferrals		various	36,071,400	
16	CTC-Employee Transition Costs	9,093,237			9,093,237
17	Phase 2-Employee Transition Costs	581,058			581,058
18	Phase 2-Divestiture Transaction Costs	2,597,435			2,597,435
19	Low level Radwaste Disposal		426.5	814,708	
20	Financing Divestiture		426.5	880,504	
21	Fossil/Hydro Stranded Costs		various	900,170,000	
22	Genco Employee Transition Costs	5,899,346	various	16,305,685	
23	TMI-1 Employee Transition	3,587,183	various	2,720,221	
24	Divestiture Activities Generation	5,157,352	various	7,281,795	
25	Seward Mine Refuse		various	5,635,140	
26	DOE Enrichment Facility TMI 1	174,265	426.5	3,672,172	
27	TMI 1 Decomm Top Off Amount		various	41,744,957	
28	Decomm TMI2 Unrealized Gain/Loss	6,141,360	various	20,497,316	-14,272,798
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	1,337,564,177		1,594,579,602	1,155,443,102

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Misc Def Debits - Other	980,051	1,201,007		2,181,058	
2						
3	Misc Def Debits - Intangible	39,948	11,843			51,791
4						
5	Deep Creek Project	381,332			381,332	
6						
7	Misc Def Debits - Misc TMI	-12,630	12,630			
8						
9	Misc Def Debits - Med Term Note	5,473				5,473
10						
11	Misc Def Debits - Med Term Note	366				366
12						
13	Misc Def Debits-Energy Futures	1,948			1,948	
14						
15	TMI Nuc Fuel Lease-Lng Term Rec	13,157,902	580,627		3,531,024	10,207,505
16						
17	Fuel Balance		56,291			56,291
18						
19	Other minor items	-1,890	1,893			3
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	2,080,467				1,639,133
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	16,632,967				11,960,562

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Mine Developement Costs	335,017	335,017
3	Incremental Nuclear Fuel Outage Costs		
4	Reserve for Self Insurance	-42,229	1,810,502
5	Estimated Unbilled Revenues	7,588,629	824,192
6	Above Market Nug Liability	494,167,413	428,100,266
7	Other	334,689,478	282,045,659
8	TOTAL Electric (Enter Total of lines 2 thru 7)	836,738,308	713,115,636
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	395,999,637	-2,301,217
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	1,232,737,945	710,814,419

Notes

	Beginning of Year	End of Year
OTHER INCOME AND DEDUCTIONS:		
CIAC - Post '86	$ 3,012,406	$ 3,511,614
Customer Advances	129,694	118,449
Interest Income on Decomm TMI 1	(2,584)	(2,584)
Interest Income on Decomm TMI 2	85,040	85,040
Div Income on Decommissioning TMI 1	718,844	718,844
Sustainable Energy Fund	2,655,584	0
Gain on Sale of Homer City	245,096,730	(5,302,231)
Gain on Sale of Seneca	12,576,722	43,762
Sithe Gain	131,693,980	(1,940,538)
Loss on Sale of Nuclear Fuel	33,221	466,427
Total Other (Line 17 Above)	$395,999,637	$(2,301,217)

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: c

	Beginning of Year	End of Year
Electric Other:		
Pensions and Benefits	$ 1,103,945	$ 5,476,340
Accrued Vacation Pay	(167,835)	(167,835)
Decommissioning & Mon. Storage TMI 2	37,497,822	32,271,848
CIAC-Pre '87	420,984	387,038
TMI 2 Due Customer	0	334,892
Accrued Interest on FIT Def	243,349	1,621,423
DOE SNF Fee Interest	4,431,355	4,850,763
NUG Liab in excess of current Rates	392,689	392,689
TMI 1 Stranded Costs	2,703,270	2,703,270
Consumer Education	4,021,392	4,021,392
CTC Fossil/Hydro	373,512,039	0
TMI 1 Decommissioning	8,575,498	1,037,338
Cogentrix Buyout	10,825,654	0
Def Cr Pilot Program	103,767	(53,878)
Nug Deferral	816,687	0
FAS 109 - Write off Gen Acum Def Tax	20,805,197	20,805,197
Fas 109 - Write Off FERC	2,265,907	2,265,907
Divestiture	(881,448)	0
Phase 2 Gain to Ratepayers	(125,332,252)	95,680,058
Fas 109	4,973,423	9,262,924
Environmental Liability - Ash Site	2,850,424	2,772,754
Operating NUGS	0	47,899,620
NUG Over/Under Collection	0	35,637,284
NUG Deferral Unbilled	920,243	1,087,925
Miscellaneous	(15,392,633)	13,758,710
Total Electric Other	$ 334,689,477	$ 282,045,659

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock	5,400,000	20.00	
2				
3	Total - Common Stock	5,400,000		
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
5,290,596	105,811,920					1
						2
5,290,596	105,811,920					3
						4
						5
						6
						7
						8
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						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 1 Column: a

GPU Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.
(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.
(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.
(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2	Contributions from parent received prior to the current year	286,357,020
3	Contribution from Parent Company	35,000,000
4	Subtotal	321,357,020
5		
6	Reduction in Par or Stated Value of Capital Stock (Account 209) - NONE	
7		
8	Gain on Resale or Cancellation of Reacquired Stock (Account 210):	
9	Balance on Preferred Stock Redemption	5,500,504
10	Subtotal	5,500,504
11		
12	Miscellaneous Paid-in Capital (Account 211)	
13	Capital Stock Expense:	
14	Cumulative Preferred Stock, 11 72% Series J (*)	-356,835
15	Cumulative Preferred Stock, 10 88% Series K (*)	-513,730
16	Subtotal	-870,565
17		
18		
19		
20		
21	(*) Reclassified pursuant to FERC Order No. 390	
22	(September 30, 1984 balance of Account 214 transferred	
23	to Account 211)	
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	325,986,959

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	BONDS (ACCOUNT 221)		
2			
3	6.12% Series	4,110,000	121,319
4			36,497 D
5	5.35% Series	12,310,000	190,288
6	5.80% Series	20,000,000	329,260
7	6.05% Series	25,000,000	410,902
8	5.35% Series	12,000,000	185,174
9			
10			
11	Subtotal	73,420,000	1,273,440
12			
13	ADVANCES FROM ASSOCIATED COMPANIES (ACCOUNT 223)		
14			
15	Penelec Capital L.P.		
16			
17	Subtotal - Account 223		
18			
19			
20	OTHER (ACCOUNT 224)		
21	Nuclear Fuel Disposal Fee		
22	Cowanesque Obligation		
23	subtotal		
24			
25	Other LTD Senior Notes 5.75%	125,000,000	750,000
26			73,750 D
27	Other LTD Senior Notes 6.125%	100,000,000	650,000
28			46,000 D
29	Other LTD Senior Notes 6.625%	125,000,000	1,093,750
30			60,000 D
31	Other LTD Senior Notes 6.894%	25,000,000	121,314
32			
33	TOTAL	516,420,000	4,428,560

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
122277	120107	122277	120107	4,110,000	251,738	3
						4
111495	110110	111495	110110	12,310,000	658,585	5
111495	110120	111495	110120	20,000,000	1,160,000	6
111495	110125	111495	110125	25,000,000	1,512,500	7
111495	110110	111495	110110	12,000,000	642,000	8
						9
						10
				73,420,000	4,224,823	11
						12
						13
						14
				103,092,800	6,826,647	15
						16
				103,092,800	6,826,647	17
						18
						19
						20
				17,727,937		21
				3,012,102	154,768	22
				20,740,039	154,768	23
						24
042799	040104	042799	040104	125,000,000	7,187,500	25
						26
042799	040109	042799	040109	100,000,000	6,251,035	27
						28
042799	040119	042799	040119	125,000,000	8,281,250	29
						30
041100	040102	041100	040102	25,000,000	1,181,399	31
						32
				640,252,839	36,791,464	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Other LTD Senior Notes 6.944%	25,000,000	62,500
2			
3	Other LTD Senior Notes 7.500%	8,000,000	59,528
4			
5	Other LTD Senior Notes 7.770%	35,000,000	238,278
6			
7	Subtotal - Account 224	443,000,000	3,155,120
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	516,420,000	4,428,560

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
041100	100102	041100	100102	25,000,000	1,183,517	1
						2
080400	080105	080400	080105	8,000,000	348,958	3
						4
080400	080210	080400	080210	35,000,000	1,151,567	5
						6
				443,000,000	25,585,226	7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				640,252,839	36,791,464	33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 256	***Line No.: 21***	***Column: a***

Nuclear fuel disposal fee:

Balance 12/31/99	$16,717,156
Accrued interest	1,010,781
Balance 12/31/00	$17,727,937

Schedule Page: 256	***Line No.: 22***	***Column: a***

Cowaneseque Obligation:

Balance 12/31/99	$3,024,768
Principal paid	(12,666)
Balance 12/31/00	$3,012,102

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)		Amount (b)
1	Net Income for the Year (Page 117)		39,250,039
2			
3			
4	Taxable Income Not Reported on Books		
5	SEE FOOTNOTE		242,762,745
6			
7			
8			
9	Deductions Recorded on Books Not Deducted for Return		
10	SEE FOOTNOTE		1,983,072,117
11			
12			
13			
14	Income Recorded on Books Not Included in Return		
15	SEE FOOTNOTE		-972,130,528
16			
17			
18			
19	Deductions on Return Not Charged Against Book Income		
20	SEE FOOTNOTE		-1,242,853,572
21			
22			
23			
24			
25			
26			
27	Federal Tax Net Income		50,100,801
28	Show Computation of Tax:		
29			
30	Individual Company Basis	17,535,280	
31	Consolidated Savings	0	
32	Prior Year Adjustment	(5,979,763)	
33	Total Tax Consolidated Basis	11,555,517	
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 5 Column: a

TAXABLE INCOME NOT REPORTED ON BOOKS

SALVAGE-TAX BASIS	$ 1,437,646
SALE OF PJM ASSETS - TAX GAIN	465,562
SALE OF DEEP CREEK - TAX GAIN	14,816,543
SALE OF GENERATION ASSETS (SITHE) - TAX GAIN	751,082
CONTRIBUTIONS IN AID OF CONSTRUCTION - POST '86	1,863,255
GAIN ON SALE OF NON-UTILITY PROPERTY	13,477,440
BOOK GAIN DEFERRED - TMI 1	122,074,371
LOSS ON SALE OF NUCLEAR FUEL	1,044,034
NUG TRUST WITHDRAWAL	86,832,812
TOTAL	$242,762,745

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED ON RETURN

COST OF REMOVAL - BOOK BASIS	$ 5,009,622
LEASE EXPENSE ADJUSTMENT UNDER SECTION 280	4,683
FINES AND PENALTIES	(6,899,187)
LOBBYING EXPENSES (CIVIC & POLITICAL ACTIVITIES)	507,047
LOBBYING EXPENSES (BILLED FROM SCOO)	281,559
BOOK LOSS ON SALE OF PJM ASSETS	777,370
BOOK LOSS ON SALE OF TMI 1	33,570
BAD DEBTS - BOOK WRITE OFF	20,667,000
BILLING RESERVE	1,700,000
CAPITALIZED INTEREST - AVOIDED COSTS IN EXCESS OF AFC	1,833,370
DECOMMISSIONING EXPENSES ACCRUED SAXTON	3,202,811
DECOMMISSIONING EXPENSES ACCRUED TMI 1	41,744,957
DOE D&D ENRICHMENT FACILITY - TMI 1	3,479,181
DOE INTEREST DUE NUCLEAR DISPOSAL FEE	1,010,780
DEFERRED COMP INTEREST EXPENSE - COMPANY OFFICERS AND DIRECTORS	274
DEFERRED COMP INTEREST EXPENSE - GPU DIRECTORS	(18,855)
EMPLOYEE TRANSITION COSTS TMI 1	2,716,714
GENCO VERP	10,670,545
INTEREST EXPENSE - FIT DEFICIENCIES	3,321,179
LOW LEVEL RADIOACTIVE WASTE DISPOSAL CAOTS ACCRUED	814,708
MARK TO MARKET ADJUSTMENT	979,500
NUG DEFERRAL - UNBILLED	404,117
PRESENT VALUE OF LEASE OBLIGATION GPUN PARSIPPANY BUILDING	649,000
PURTA - DEFERRED AP PURTA TAX - 1998	832,926
PURTA ADDITIONAL TAX ASSESSMENT	2,196,184
PURTA TAX - RNR DEFERRAL	3,384,275
REACQ'D DEBT - BOOK AMORTIZATION OF LOSS	692,986
SELF-INSURANCE RESERVE - ALL RISK	1,157,376
SELF-INSURANCE RESERVE - AUTO LIABILITY	123,200
SELF-INSURANCE RESERVE - GENARAL LIABILITY	2,637,250
SELF-INSURANCE RESERVE - WORKMAN'S COMP	196,737
SEVERANCE ACCRUAL TMI 1 SALE	2,161,250
TMI 2 DECOMMISSIONING ESCALATION	739,664
RETAIL ACCESS PILOT PROGRAM COSTS	2,387,630
SEWARD MINE REFUSE PILE	5,635,140
ABOVE MARKET NUG LIABILITY	11,142,103
REG RECEIVABLE - OPERATING NUGS	44,070,795
CTC GENERATION REG ASSETS	77,684,000
CTC 1/97-12/98 NUG DEFERRAL	36,071,400
COGENTRIX BUYOUT	(26,090,000)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

CTC NUG BUYOUT	34,810,582
FOSSIL/HYDRO	900,170,000
CTC COGENTRIX	26,090,000
CTC OPERATING NUGS	(76,104,321)
REG RECEIVABLE - OPERATING NUGS	169,388,057
PHASE 2 GAIN TO RATEPAYERS	532,643,209
CTC TMI 2 DECOMMISSIONING	49,460,000
CTC TNMI 1 DECOMMISSIONING	18,300,000
SUSTAINABLE ENERGY FUND	(6,400,000)
DECOMMISSIONING FUNDS TMI 2	3,767,513
BOOK DEPRECIATION	47,646,982
DEFERRED INCOME TAXES	15,997,347
FEDERAL INCOME TAXES	11,555,517
STATE TAX ADJUSTMENT TO PRIOR YEARS	(2,165,630)
TOTAL	$1,983,072,117

INCOME RECORDED ON BOOKS NOT INCLUDED IN RETURN

COLI INSURANCE - DEATH BENEFIT PROCEEDS RECEIVED	$ (173,600)
SALVAGE - BOOK BASIS	(1,475,999)
NON-TAX INTEREST ON TMI 2 NON'QUAL DECOMMISSIONING	(726,256)
SLAE OF DEEP CREEK - BOOK GAIN	(14,350,068)
UNDISTRIBUTED EARNINGS FROM SUBSIDIARIES (TOPS)	(56,828)
UNDISTRIBUTED EARNINGS FROM SUBSIDIARIES (NINEVEH)	(944,570)
INTEREST INCOME - FIT OVERPAYMENTS	(1,150,132)
BOOK GAIN DEFERRED - SITHE	(317,779,740)
BOOK GAIN DEFERRED - HOMER CITY	(590,687,046)
GAIN ON SALE OF NON-UTILITY PROPERTY	(13,477,440)
SALE OF SENECA - DEFERRED	(30,167,217)
INVESTMENT TAX CREDIT AMORTIZATION	(1,141,632)
TOTAL	$ (972,130,528)

DEDUCTIONS ON RETURN NOT CHARGED TO BOOK INCOME

COST OF REMOVAL - TAX BASIS	$ (5,009,622)
TAXES - CAP STOCK (98 ACCRUAL TRUE UP)	(297,700)
ACRS\MACRS RETIREMENTS (GAIN)/LOSS	(1,968,389)
BAD DEBTS - ACTUAL WRITE-OFF	(11,104,731)
BILLIING RESERVE ACTUAL WRITE - OFF	(1,000,000)
CAPITALIZED INTEREST - BOOK AFC	(741,815)
DECOMMISSIONING DRAWDOWN - SAXTON	(1,421,589)
DECOMMISSIONING FUNDING - QUALIFIED	(35,581)
DECOMMISSIONINF EXPENSE - DOE ENRICH FAC - TMI 1	(297,809)
DEFERRED COMP PAYMENTS - COMPANY OFFICERS	(105,736)
DEFERRED ENERGY ADJUSTMENT	(280,051)
DOE D&D ENRICH FAC. - TMI 1 (D&D LIABILITY)	18,726
EMPLOYEE TRANSITION COSTS	(3,583,677)
ENVIRONMENTAL LIABILITY - MILL CREEK	(293,305)
ENVIRONMENTAL LIABILITY - SEWARD STATION	(3,420)
ENVIRONMENTAL LIABILITY	132,443
NUG BUYOUTS - ERIE	(3,500,000)
PURTA TAX - RNR DEFERRAL	(3,350,000)
PA PILOT PROGRAM	(263,886)
PA PILOT PROGRAM	(379,925)
SELF-INSURANCE PAYMENTS - ALL RISK	(33,942)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

SELF-INSURANCE PAYMENTS - AUTO LIABILITY	(54,041)
SELF-INSURANCE PAYMENTS - GENERAL LIABILITY	(736,912)
SELF-INSURANCE PAYMENTS - WORKMANS COMP	(834,310)
SEVERANCE WAGES PAID	(162,286)
SHANNON ROAD ASH SITE	(187,185)
TMI 2 MONITORED STORAGE AMORTIZATION	500,000
UNIVERSAL SERVICES PROGRAM	(1,234,180)
ABOVE MARKET NUG LIABILITY	(93,283,736)
CTC EMPLOYEE TRANSITION COSTS	(9,093,238)
OTHER REG ASSET EMPLOYEE TRANSITION COST	(581,058)
CTC OPERATING NUGS	(44,070,795)
CUSTOMER EDUCATION	(2,137,329)
PROVISION FOR RATE REFUND	807,094
CTC FOSSIL/HYDRO	(900,170,000)
ABOVE MARKET NUG LIABILITY	(77,081,248)
CTC PHASE 2	(6,250,000)
TMI 1 DECOMMISSIONING	(18,275,000)
CUSTOMER ADVANCES REFUNDS	(18,266)
TAX DEPRECIATION	(56,471,073)
TOTAL	$(1,242,853,572)

Reconciliation of Group Members to Consolidated Income Tax Return:
GPU Inc.

	Federal Income Tax Assigned
GPU Inc.	$ 21,649,158
Jersey Central Power & Light Company	(106,219,709)
JCP&L Preferred Capital, Inc.	706,818
Metropolitan Edison Company	27,214,379
York Haven Power Company	946,167
Pennsylvania Electric Company	17,535,280
Nineveh Water Company	0
GPU Service, Inc.	(10,016,775)
GPU Nuclear, Inc.	3,976,183
GPU International Subsidiaries	2,989,291
GPU Capital & Subsidiaries	(136,913,996)
GPU Power & Subsidiaries	1,239,141
GPU Advanced Resources	(960,699)
GPU TELCOM	6,739,706
METED Preferred Capital, Inc. II	26,770
PENELEC Preferred Capital, Inc. II	30,599
MYR & Susidiaries	6,909,000
Total	$ (164,148,687)

Basis of Allocation of Consolidated Tax:

For the taxable year 2000, the consolidated Federal Income Tax liability was allocated in accordance with an agreement approved by the securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (SEC Holding Company Release No. 21358). The agreement provides that there shall be allocated to each company in the consolidated group, except the holding company, the tax benefits of its own net operating losses. The tax benefits of the holding company's deductions will be allocated among the subsidiaries in proportion to the holding company's average common stock equity investment in each company during the year. The prior allocation of the holding company's

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

deductions under Rule 45(b)(6) for years prior to 1979, however, will not be adjusted in connection with allocating operating loss carrybacks.

A company which does not have a net operating loss of its own and which would have an income tax liability (allowing for its own investment tax credits which it could utilize on a seperate return basis, were the liability not offset by net operating losses of the other companies in the group, will pay the amount of such tax reduction to the companies, other than the holding company, whose net operating losses are used in the consolidated return. Such payments will be divided among the loss companies in proportion to the use of their net operating losses.

If there is a consolidated minimum tax arising from "preference" items as defined in the Internal Revenue Code, such minimum tax will be independently allocated among companies in the ratio of their respective preference incomes.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
		Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)			
1	FEDERAL					
2	Income	23,262	4,574,727	4,655,516	-3,560,156	
3	MIPS				15,000	83,896
4						
5	Old Age, Survivors'					
6	and Medicare Insurance					
7	Current Year					
8						
9	Federal Unemployment					
10	Current Year					
11	Prior Years					
12						
13	Environmental					
14	1999	1,414				
15	1995	142,858				
16	1994	-32,812				
17	1993	-188				
18	1990	-3,177				
19						
20	Subtotal	131,357	4,574,727	4,655,516	-3,545,156	83,896
21						
22	PA CORPORATE NET	104,516,962	2,920,672	3,371,687	109,137,893	-240,765
23						
24	CAPITAL STOCK					
25	2000			5,198,000	6,800,000	
26	1999	748,000		-66,668	-485,575	15,191
27	1998		3,540,654			
28	1997	-748,147				2,291,096
29	1996	71,554				
30	1995					-198,990
31	1994	683,335				
32	PRE-1992	-6,742				-889,156
33						
34	GROSS RECEIPTS					
35	2000			37,043,617	21,518,365	-5,822,672
36	1999		8,831,587	1,383,498		7,448,089
37	1998	1,625,417				-1,625,417
38	1997	-1,411,259		1,411,259		
39	PRE-1995	50,372		-50,372		
40						
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
9,922,678	6,258,471	10,818,801			-6,163,285	2
68,896						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
1,414						14
142,858						15
-32,812						16
-188						17
-3,177						18
						19
10,099,669	6,258,471	10,818,801			-6,163,285	20
						21
1,545,242	5,955,923	3,008,892			362,795	22
						23
						24
	1,602,000	5,198,000				25
	-1,182,098	-52,705			-13,963	26
	3,540,654					27
	-1,542,949					28
	-71,554					29
	198,990					30
	-683,335					31
	895,898					32
						33
						34
9,702,580		34,477,464			2,566,153	35
		1,383,498				36
						37
		1,411,259				38
		-50,372				39
						40
23,530,717	16,782,920	59,720,184			-4,183,222	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Gross Receipts-Forfeited					
2	Discounts ('87-'98)	753,310		-3,834		-749,476
3	PUC GENERAL					
4	Current Year			875,000		
5	Prior Years	517,459				
6						
7						
8	PA UNEMPLOYMENT					
9	Current Year					
10	Prior years					
11						
12	PUBLIC UTILITY REALTY					
13	2000			4,419,000	1,911,484	
14	1999	-5,203,042	596,889	-1,370,767		
15	1998	5,637,559		-2,265,482		
16	1997	1,411,260				
17	1996	-635,843				
18	1995	-303,341				
19	PRE-1995	-906,593				
20						
21	PENNSYLVANIA USE TAX					
22	Current Year			699,454	592,089	
23	Prior Years	679,275			81,697	
24						
25	Local: Loans Tax	58,792		-28,788		-30,004
26						
27	PA Local Real Estate -1999					
28						
29	PA Transportation					
30	Current Year					
31	Prior Years	9,723			9,723	
32						
33	PA MERCENTILE					
34						
35	MD Local Real Estate					
36	1997					
37						
38	Maryland Sales and Use					
39	Current Year					
40	Prior Years					
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
					-3,834	2
						3
875,000		2,186,252			-1,311,252	4
517,459						5
						6
						7
						8
						9
						10
						11
						12
	-2,507,516	3,665,594			753,406	13
	7,170,698	-1,370,767				14
	-3,372,077	-1,432,556			-832,926	15
	-1,411,260					16
	635,843					17
	303,341					18
	906,593					19
						20
						21
107,365		-33,266			737,720	22
597,578						23
						24
		-28,788				25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
23,530,717	6,782,920	59,720,184			-4,183,222	41

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1						
2	Maryland Property Tax		200			
3						
4	NEW YORK					
5	GROSS INCOME					
6	Current Year			167,880	336,657	248,301
7	Prior Years	2,644				
8						
9	GROSS EARNINGS &					
10	EXCESS DIVIDENDS					
11	Current Year			68,938	98,330	-248,301
12	Prior Years	193,571				
13						
14	NY PSC ASSESSMENT					
15	Current Year			22,068	23,044	
16	Prior Years		5,932	5,932		
17						
18	NY SALES AND USE					
19	Current Year			1,200	900	
20	Prior Years		711	711		
21						
22	NY LOCAL REAL ESTATE					
23	1997					
24						
25	LOCAL REAL ESTATE -					
26	1999	1,265		-887	-2,978	
27						
28	LOCAL PROPERTY					
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	107,876,888	20,471,372	55,536,962	136,476,473	281,792

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
	200					2
						3
						4
						5
79,524		167,880				6
2,644						7
						8
						9
		68,938				10
	277,693					11
	-193,571					12
						13
						14
	976	22,068				15
		5,932				16
						17
						18
300		1,200				19
		711				20
						21
						22
						23
						24
						25
3,356					-887	26
						27
		277,149			-277,149	28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
23,530,717	16,782,920	59,720,184			-4,183,222	41

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: l

This amount was charged to the following accounts:
409.2 $(6,900,000)
426.3 $ 736,715

Schedule Page: 262 Line No.: 3 Column: f

This amount was transferred onto PENELEC books from MIPS company 236 - Federal Income Taxes.

Schedule Page: 262 Line No.: 22 Column: f

This amount was trasferred to PA CAP Stock Prior years.

Schedule Page: 262 Line No.: 22 Column: l

This amount was charged to account 409.2

Schedule Page: 262 Line No.: 26 Column: f

this amount was transferred to the following accounts:
236 - PA CAP Stock - current Year $ 457,964
236 - PA CNI $(442,773)

Schedule Page: 262 Line No.: 26 Column: l

This amount was charged to the following accounts:
419 $ (1,910)
431 (12,053)

Schedule Page: 262 Line No.: 28 Column: f

This amount was transferred to the following accounts:
236 - PA CNI $ 2,691,718
236 - PA CAP Stock - Current year $ (400,622)

Schedule Page: 262 Line No.: 30 Column: f

This amount was transferred to account 236 - PA CNI

Schedule Page: 262 Line No.: 32 Column: f

This amount was transferred to 236 - PA CNI.

Schedule Page: 262 Line No.: 35 Column: f

This amount was transferred to account 236 - PA Gross Receipts - Prior Years.

Schedule Page: 262 Line No.: 35 Column: l

This amount was charged to account 182

Schedule Page: 262 Line No.: 36 Column: f

This amount was transferred from account 236 - PA Gross Receipts Tax - Current Year.

Schedule Page: 262 Line No.: 37 Column: f

This amount was transferred from account 236 - PA Gross Receipts Tax - Current Year.

Schedule Page: 262.1 Line No.: 2 Column: f

This amount was transferred to account 236 - PA CNI.

Schedule Page: 262.1 Line No.: 4 Column: l

This amount was charged to account 165

Schedule Page: 262.1 Line No.: 13 Column: l

This amount was charged to account 182

Schedule Page: 262.1 Line No.: 15 Column: l

This amount was charged to account 182.

Schedule Page: 262.1 Line No.: 22 Column: l

The amount in this account was charged to the following accounts:
$699,454 was originally charged to SC00 and billed to PENELEC account 236.
$ 38,266 was originally charged to SC00 and billed to PENELEC account 409.1

Schedule Page: 262.1 Line No.: 25 Column: f

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

This amount was transferred to account 236 - PA CAP Stock - Prior Years.

Schedule Page: 262.2 Line No.: 6 Column: f

This amount was transferred to the following accounts:

236 - NY Gross Earnings and Excess Dividends	$ 532,602
236 - NY Francise	$ (284,301)

Schedule Page: 262.2 Line No.: 11 Column: f

This amount was transferred from account 236 - NY Gross Income.

Schedule Page: 262.2 Line No.: 26 Column: l

This amount was originally charged to Nuclear and billed to PENELEC

Schedule Page: 262.2 Line No.: 28 Column: l

This amount was originally charged to SCOO and billed to PENELEC.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%	14,202,594			411	1,141,632	
4	7%						
5	10%						
6							
7							
8	TOTAL	14,202,594				1,141,632	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
13,060,962			3
			4
			5
			6
			7
13,060,962			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: i

AVERAGE PERIOD OF ALLOCATION TO INCOME

Investment Tax Credit - 4%

The respondent is (1) charging to income an amount equivalent to the current investment tax credit, (2) offsetting such charge by a credit to a deferred credit and (3) amortizing the deferred credit so created by a ratable flow-through to income over the useful life of the property. On March 9, 1972, General Public Utilities Corporation filed with the District Director of Internal Revenue, Manhatten District, on behalf of its affiliated companies (the Respondent being one of the affiliated), an election under paragraph (2) of section 46(f) of the Internal Revenue code of 1954, as amended, for allowance, with respect to public utility property, of the credit allowed by section 38 of the code. Such election provides (a) to reduce the cost of service for rate making purposes or in its regulated books of account by no more than the ratable portion of the credit allowable by Section 38, and (b) not to reduce the base to which its rate of return is applied for rate making purposes by any portion of the credit allowable by Section 38.

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	TMI 2 Decommissioning	117,572,473		74,956	4,072,421	121,569,938
2						
3	Interconnection Projects	46,895				46,895
4						
5	PDMS	6,750,000		450,000	950,000	7,250,000
6						
7	Mill Creek	305,000		475,490	182,185	11,695
8						
9	Seward Site Cleanup	6,000,044		3,418		5,996,626
10						
11	Coal Miner Act Liability	769,216				769,216
12						
13	Shannon Road	1,142,889		188,641	1,456	955,704
14						
15	Other Def Cr - On Site Low Rad wa	-81,230		66	3	-81,293
16						
17	Other Def Cr - Gross-up Non Ref	18,935			229,626	248,561
18						
19	Other Def Cr - Environmental Liab	50,000			150,000	200,000
20						
21	Saxton Decommissioning	2,115,902		1,461,051	3,242,273	3,897,124
22						
23	Other Def Cr - Accd Site Cleanup	5,000		294,262	289,262	
24	Other Def Cr - Energy Future	268		268		
25	Other Def Cr - Pay't Rec'd Prior	572,859		910,819	2,111,464	1,773,504
26	Other Def Cr- Litigation Settlem:	850,000				850,000
27						
28	Pilot Program	379,931		379,931		
29						
30	Other Def Cr - Accd Site Cleanup	15,000		22,557	10,000	2,443
31						
32	Above market NUG Liability	940,275,679		99,756,076	6,472,340	846,991,943
33						
34	CTC Consumer Education	7,906,495		2,152,217	14,888	5,769,166
35						
36	TMI 1 Decommissioning	18,275,000		18,275,000		
37						
38	Cogentrix Buyout	26,090,000		26,090,000		
39						
40	Other Def Cr - PV of Lease GPUN				649,000	649,000
41						
42	Oth Def Cr - FirstMiss Curtail Cr				2,400,000	2,400,000
43						
44						
45	Other Def Cr - Other	8,253		36,813	36,814	8,254
46						
47	TOTAL	1,129,068,609		150,571,565	20,811,732	999,308,776

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	257,789,983	12,119,027	8,911,411
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	257,789,983	12,119,027	8,911,411
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	257,789,983	12,119,027	8,911,411
10	Classification of TOTAL			
11	Federal Income Tax	195,145,523	11,479,259	8,278,905
12	State Income Tax	62,644,460	639,768	632,506
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
225,908	413,323	182	17,400,548	182	6,970,057	250,379,693	2
							3
							4
225,908	413,323		17,400,548		6,970,057	250,379,693	5
							6
							7
							8
225,908	413,323		17,400,548		6,970,057	250,379,693	9
							10
174,844	399,921		9,677,117		1,744,756	190,188,439	11
51,064	13,402		7,723,431		5,225,301	60,191,254	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Deferred Energy	13,123	116,203	
4	CTC Operating Nugs	349,481,360	18,286,515	-31,578,347
5	Front Street - Cost of Removal	-124,481		
6	TMI 1 Loss	50,647,243		50,666,761
7				
8	Other	592,548,871	-28,326,145	571,511,235
9	TOTAL Electric (Total of lines 3 thru 8)	992,566,116	-9,923,427	590,599,649
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Interest on FIT Refund	116,568		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	992,682,684	-9,923,427	590,599,649
20	Classification of TOTAL			
21	Federal Income Tax	753,591,169	-7,534,256	448,406,523
22	State Income Tax	239,091,515	-2,389,171	142,193,126
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
[redacted]							1
							2
						129,326	3
						399,346,222	4
						-124,481	5
	-315,326					295,808	6
							7
		182,190	11,681,340	182	104,197,805	85,227,956	8
	-315,326		11,681,340		104,197,805	484,874,831	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
477,230						593,798	18
477,230	-315,326		11,681,340		104,197,805	485,468,629	19
[redacted]							20
362,332	-239,408		8,967,961		78,061,795	367,345,964	21
114,898	-75,918		2,713,379		26,136,010	118,122,665	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: a

Other Deferred Taxes

	Beginning Balance	410.1	411.1	Account	Adj	Ending Balance
Loss on Reaq.Debt	$ 381,191	$	$ 287,544		$ 0	$ 93,647
CTC NUG Buyout	14,444,129		14,444,129		20,660,901	20,660,901
CTC TMI 1 Investment	98,354	0	88,663	282	0	9,691
CTC TMI 2 Decomm	20,522,685	0	20,522,685		0	0
CTC Customer Education	740,711	886,853	0		0	1,627,564
CTC Fossil Hydro	373,512,039	0	373,512,039		0	0
TMI 1 Decomm	7,593,311	0	7,593,311		0	0
CTC COGENTRIX	10,825,654	(3,366,739)	7,458,915		0	0
CTC NUG Deferral	15,783,973	0	14,967,286		(816,687)	0
Reg Rec-Operating NUGS	40,671,929	0	88,571,549		47,899,620	0
W/O Unamort ITC-Gross Up	8,270,960	0	0		0	8,270,960
Oth Reg Asset-FAS 109-Phase II	2,767,973	0	0		0	2,767,973
Bad Debt	(1,856,656)	4,607,742	8,575,461		0	(5,824,375)
FAS 109	68,815,873	0	0	182	(3,309,295)	65,506,578
FAS 115	7,568,612	0	0	182	(7,555,358)	13,254
NUG Contract Buyout-Erie	(2,904,545)	1,452,273	1,452,273		0	(2,904,545)
Other	25,312,678	(31,906,274)	34,037,380		35,637,284	(4,993,692)
	$592,548,871	$(28,326,145)	$571,511,235		$ 92,516,465	$ 85,227,956

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities	DEBITS		Credits	Balance at End of Year
		Account Credited	Amount		
	(a)	(b)	(c)	(d)	(e)
1	FAS 109 Accounting for Income Tax	190	809,652	4,336,723	9,262,924
2	FAS 109 Plant Adj to 283 Gross Up	various	20,660,901	3,614,154	
3					
4	Nug Deferral Unbilled	557	739,183	1,143,300	2,621,916
5					
6	Phase II Reserve for Generation Divestiture:				
7	Homer City	various	596,567,394	5,880,348	
8	Seneca	various	30,167,217		
9	Sithe	various	328,938,006	11,753,404	
10	Liability to Ratepayers	various		582,143,210	230,590,473
11	TMI-1	various	7,823,198	24,403,866	
12	TMI-1 Nuclear fuel	421	21,827	1,258,589	
13	Deep Creek	various	13,477,440	13,477,440	
14					
15	Universal Service Program	various	1,350,105	115,925	-276,824
16					
17	Operating NUGs			213,458,852	115,438,852
18	Oth Reg Asset-Above Mkt NUG Deferral	various	77,381,248	11,142,103	184,436,562
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		1,077,936,171	872,727,914	542,073,903

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	341,884,424	322,754,719
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	240,065,456	228,533,163
5	Large (or Ind.) (See Instr. 4)	142,990,245	124,668,712
6	(444) Public Street and Highway Lighting	6,278,790	6,421,517
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	731,218,915	682,378,111
11	(447) Sales for Resale	134,555,118	166,943,270
12	TOTAL Sales of Electricity	865,774,033	849,321,381
13	(Less) (449.1) Provision for Rate Refunds	807,094	-29,200,000
14	TOTAL Revenues Net of Prov. for Refunds	864,966,939	878,521,381
15	Other Operating Revenues		
16	(450) Forfeited Discounts	3,652,107	3,832,501
17	(451) Miscellaneous Service Revenues	905,739	1,387,145
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	9,872,797	12,628,268
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	22,483,261	25,595,356
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	36,913,904	43,443,270
27	TOTAL Electric Operating Revenues	901,880,843	921,964,651

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
3,948,654	3,864,012	501,340	500,239	2
				3
4,508,702	4,318,558	73,894	73,432	4
4,697,797	4,865,875	2,768	2,897	5
40,713	42,548	1,085	1,078	6
				7
				8
				9
13,195,866	13,090,993	579,087	577,646	10
2,885,500	4,219,325	24	26	11
16,081,366	17,310,318	579,111	577,672	12
				13
15,081,366	17,310,318	579,111	577,672	14

Line 12, column (b) includes $ 8,677,650 of unbilled revenues.

Line 12, column (d) includes 0 MWH relating to unbilled revenues

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 300 Line No.: 4 Column: b

Basis of classification for Commercial or Industrial sales:
Each customer is coded commercial or industrial based on the type of business or industry activity.

Schedule Page: 300 Line No.: 10 Column: b

Unmetered sales consist of Outdoor Lighting (OL) and Public Street and Highway Lighting. See page 304 for details by account.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1						
2	RESIDENTIAL SALES					
3	Rate RS	3,526,495	306,552,955	472,986	7,456	0.0869
4	Rate RT	412,175	30,783,336	26,232	15,713	0.0747
5	Rate OL	9,984	1,627,509	2,122	4,705	0.1630
6	Subtotal Residential Sales	3,948,654	338,963,800	501,340	7,876	0.0858
7						
8	Unbilled-billing period		-460,226			
9	Unbilled-accounting period		3,380,850			
10	TOTAL RESIDENTIAL SALES	3,948,654	341,884,424	501,340	7,876	0.0866
11						
12						
13	COMMERCIAL SALES					
14	Rate GS	3,014,790	189,065,960	71,683	42,057	0.0627
15	Rate GST	634,479	20,327,267	239	2,654,724	0.0320
16	Rate GP	660,639	19,623,581	160	4,128,994	0.0297
17	Rate LP	133,370	3,700,029	6	22,228,333	0.0277
18	Rate H	52,569	2,253,301	184	285,701	0.0429
19	Rate OL	12,855	1,843,702	1,622	7,925	0.1434
20	Subtotal Commerical Sales	4,508,702	236,813,840	73,894	61,016	0.0525
21						
22	Unbilled-billing period		-541,374			
23	Unbilled-accounting period		3,792,990			
24	TOTAL COMMERCIAL SALES	4,508,702	240,065,456	73,894	61,016	0.0532
25						
26						
27	INDUSTRIAL SALES					
28	Rate GS	529,016	31,537,675	2,104	251,433	0.0596
29	Rate GST	498,810	21,451,765	186	2,681,774	0.0430
30	Rate GP	1,269,000	39,365,799	202	6,282,178	0.0310
31	Rate LP	2,399,320	47,614,846	52	46,140,769	0.0198
32	Rate OL	1,651	224,313	224	7,371	0.1359
33	Subtotal Industrial Sales	4,697,797	140,194,398	2,768	1,697,181	0.0298
34						
35	Unbilled - billing period		-58,213			
36	Unbilled - accounting period		2,854,060			
37	TOTAL INDUSTRIAL SALES	4,697,797	142,990,245	2,768	1,697,181	0.0304
38						
39						
40						
41	TOTAL Billed	13,195,866	721,148,965	579,087	22,787	0.0546
42	Total Unbilled Rev.(See Instr. 6)	0	10,069,950	0	0	0.0000
43	TOTAL	13,195,866	731,218,915	579,087	22,787	0.0554

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schecule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	PUBLIC STREET & HIGHWAY					
2						
3	Rate GS	2,592	133,873	227	11,419	0.0516
4	Rate MV	28,171	4,518,005	336	83,842	0.1604
5	Rate SV	9,710	1,552,561	507	19,152	0.1599
6	Rate TS	240	32,301	15	16,000	0.1346
7	Subtotal Public Street & Highway	40,713	6,236,740	1,085	37,524	0.1532
8						
9	Unbilled - billing period					
10	Unbilled - accounting period		42,050			
11	TOTAL PUBLIC ST & HIGHWAY	40,713	6,278,790	1,085	37,524	0.1542
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	13,195,866	721,148,965	579,087	22,787	0.0546
42	Total Unbilled Rev.(See Instr. 6)	0	10,069,950	0	0	0.0000
43	TOTAL	13,195,866	731,218,915	579,087	22,787	0.0554

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations)	Statistical Classification	FERC Rate Schedule or Tariff Number	Average Monthly Billing Demand (MW)	Actual Demand (MW) Average Monthly NCP Demand	Average Monthly CP Demand
	(a)	(b)	(c)	(d)	(e)	(f)
1	AEP Power Marketing Inc	OS	1	N/A	N/A	N/A
2	Citizen Lehman Power Sales	OS		N/A	N/A	N/A
3	Detriot Edison	OS		N/A	N/A	N/A
4	Enron	OS	1	N/A	N/A	N/A
5	Merchant Energy Services	OS		N/A	N/A	N/A
6	Merrill Lynch Capital Services	OS		N/A	N/A	N/A
7	Public Service Electric & Gas Compnay	OS	1	N/A	N/A	N/A
8	Southern Energy Trading & Marketing	OS		N/A	N/A	N/A
9	Virginia Power	OS	1	N/A	N/A	N/A
10	Williams Energy Servises	OS	1	N/A	N/A	N/A
11	Reliant Energy Services	OS		N/A	N/A	N/A
12	Edison Mission	OS	1	N/A	N/A	N/A
13	Sithe, Inc.	OS		N/A	N/A	N/A
14	AmerGen	OS		N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
7,200		355,200		355,200	1
6		259		259	2
800		19,400		19,400	3
4,000		100,600		100,600	4
9,600		260,200		260,200	5
11,276		221,415		221,415	6
15,200	6,555	524,200		530,755	7
28,000		736,440		736,440	8
800		17,600		17,600	9
1,600		29,149		29,149	10
10,400	22,230	223,280	-662,726	-417,216	11
2,400		69,818	-1,721,391	-1,651,573	12
			-299,591	-299,591	13
			-419,743	-419,743	14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,885,500	**20,369,815**	**115,344,781**	**-1,159,478**	**134,555,118**	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	First Energy	OS		N/A	N/A	N/A
2						
3	INTERCHANGE DELIVERED:					
4	GPU Energy companies	OS		N/A	N/A	N/A
5	PA, NJ, MD Power Agreement (PJM)	OS		N/A	N/A	N/A
6						
7	West Penn Power Company	RQ	44	2.238	2.238	2.725
8	Pennsylvania Power & Light	RQ	22	N/A	N/A	N/A
9	New York State Electric & Gas	RQ	23	N/A	N/A	N/A
10	Penn Power Company	RQ	4	N/A	N/A	N/A
11						
12	Allegheny Electric Cooperative	RQ	90	N/A	N/A	N/A
13						
14	Berlin Borough	RQ	6	3.300	3.300	4.020
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401, line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE: Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
			-54,900	-54,900	1
					2
					3
409,339	16,588,185	13,425,747	43,241	30,057,173	4
1,960,390	2,835,939	73,638,341	2,742,113	79,216,393	5
					6
6,749	90,353	100,710	105,225	296,288	7
148		14,295		14,295	8
151		13,976		13,976	9
107		9,590		9,590	10
					11
375,490		24,903,150		24,903,150	12
					13
9,984	198,168	199,680	112,215	510,063	14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,885,500	20,369,815	115,344,781	-1,159,478	134,555,118	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	East Conemaugh Borough	RQ	7	0.968	0.968	1.084
2	Girard Borough	RQ	2	6.463	6.463	7.240
3	Hooversville Borough	RQ	8	0.782	0.782	0.937
4	Smethport Borough	RQ	3	2.449	2.449	2.722
5	Summerhill Borough	RQ	9	0.588	0.588	0.755
6						
7	Unbilled Revenues			N/A	N/A	N/A
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
5,735	122,057	114,691	112,594	349,342	1
13,354	238,793	121,616	99,750	460,159	2
2,147	48,315	42,944	18,701	109,960	3
7,054	146,928	141,072	96,069	384,069	4
3,070	72,292	61,408	61,265	194,965	5
					6
			-1,392,300	-1,392,300	7
					8
					9
					10
					11
					12
					13
					14
423,989	916,906	25,723,132	605,819	27,245,857	
2,461,511	19,452,909	89,621,649	-1,765,297	107,309,261	
2,885,500	20,369,815	115,344,781	-1,159,478	134,555,118	

Schedule Page: 310 Line No.: 1 Column: a

Represents power sold to other energy suppliers.
Page 310, Lines 1 through 12.

Schedule Page: 310 Line No.: 11 Column: j

GPU Energy companies receive credits for reactive power from the PJM (included on Page 310.1, line 5) and reimburse those companies which provide reactive power for GPU Energy service territories.
Page 310, Column j, Lines 11 through 14 and Page 310.1, Column j, Line 1.

Schedule Page: 310.1 Line No.: 4 Column: a

GPU Energy companies include, in addition to the Respondent, Jersey Central Power and Light Company and Metropolitan Edison Company, both of which are affiliates of the Respondent.

Schedule Page: 310.1 Line No.: 4 Column: j

Ancillary Services - FERC Order #888.

Schedule Page: 310.1 Line No.: 5 Column: a

Represents power sold through the PA-NJ-MD interconnection (PJM).

Schedule Page: 310.1 Line No.: 5 Column: j

Ancillary Services - FERC Order #888.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	-6,237	2,567,809
5	(501) Fuel	-148,604	72,064,326
6	(502) Steam Expenses	-6,495	3,270,619
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	-4,153	1,220,764
10	(506) Miscellaneous Steam Power Expenses	-986,713	10,580,550
11	(507) Rents	-10,289	20,418
12	(509) Allowances		844,695
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	-1,162,491	90,569,181
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	-3,344	870,426
16	(511) Maintenance of Structures	8,548	1,465,231
17	(512) Maintenance of Boiler Plant	29,686	10,749,038
18	(513) Maintenance of Electric Plant	-3,727	2,713,197
19	(514) Maintenance of Miscellaneous Steam Plant	-6,832	1,408,131
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	24,331	17,206,023
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	-1,138,160	107,775,204
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	-95,086	7,581,078
25	(518) Fuel	256,956	8,076,002
26	(519) Coolants and Water	741	213,843
27	(520) Steam Expenses	-25,060	5,014,883
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	-13	501,297
31	(524) Miscellaneous Nuclear Power Expenses	-5,026	3,420,997
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	132,512	24,808,100
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	1,508	1,504,488
36	(529) Maintenance of Structures	129	334,018
37	(530) Maintenance of Reactor Plant Equipment	-86,425	2,140,395
38	(531) Maintenance of Electric Plant	-19,516	1,488,208
39	(532) Maintenance of Miscellaneous Nuclear Plant	-5,961	350,902
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	-110,265	5,818,011
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	22,247	30,626,111
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	-1,813	211,619
45	(536) Water for Power		127,164
46	(537) Hydraulic Expenses		-225,258
47	(538) Electric Expenses	-20,781	677,581
48	(539) Miscellaneous Hydraulic Power Generation Expenses	5,257	176,887
49	(540) Rents		63,979
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	-17,337	1,031,972

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering	-345	1,296,286
54	(542) Maintenance of Structures		9,672
55	(543) Maintenance of Reservoirs, Dams, and Waterways	6,446	580,519
56	(544) Maintenance of Electric Plant	-977	647,873
57	(545) Maintenance of Miscellaneous Hydraulic Plant		37,526
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	5,124	2,571,876
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	-12,213	3,603,848
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	-465	39,240
63	(547) Fuel	2,739	1,715,443
64	(548) Generation Expenses	-79	17,056
65	(549) Miscellaneous Other Power Generation Expenses	687	58,811
66	(550) Rents		
67	TOTAL Operation (Enter Total of lines 62 thru 66)	2,882	1,830,550
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	-119	6,530
70	(552) Maintenance of Structures		12,248
71	(553) Maintenance of Generating and Electric Plant	1,164	203,161
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	26	5,230
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	1,071	227,169
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	3,953	2,057,719
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	544,992,450	285,601,172
77	(556) System Control and Load Dispatching	4,588,684	3,838,580
78	(557) Other Expenses	1,230,952	-5,214,243
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	550,812,086	284,225,509
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	549,687,913	428,288,391
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	928,738	722,010
84	(561) Load Dispatching	989,993	270,245
85	(562) Station Expenses	60,065	86,194
86	(563) Overhead Lines Expenses	246,028	12,247
87	(564) Underground Lines Expenses		463
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	1,374,646	2,415,228
90	(567) Rents	2,610,052	3,418,011
91	TOTAL Operation (Enter Total of lines 83 thru 90)	6,209,522	6,924,398
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	388,105	67,146
94	(569) Maintenance of Structures	377,408	114,837
95	(570) Maintenance of Station Equipment	1,934,010	1,887,108
96	(571) Maintenance of Overhead Lines	2,268,971	2,575,524
97	(572) Maintenance of Underground Lines	1,158	692
98	(573) Maintenance of Miscellaneous Transmission Plant	27,182	94,349
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	4,996,834	4,739,656
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	11,206,356	11,664,054
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	3,432,838	764,635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	1,767,796	414,992
106	(582) Station Expenses	702,378	1,233,012
107	(583) Overhead Line Expenses	1,530,749	2,290,028
108	(584) Underground Line Expenses	1,990,799	2,139,637
109	(585) Street Lighting and Signal System Expenses	-125,683	53,961
110	(586) Meter Expenses	923,529	1,097,612
111	(587) Customer Installations Expenses	3,865,067	3,831,468
112	(588) Miscellaneous Expenses	8,384,316	14,966,431
113	(589) Rents	1,424,307	1,427,397
114	TOTAL Operation (Enter Total of lines 103 thru 113)	23,896,096	28,219,173
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	1,179,743	443,148
117	(591) Maintenance of Structures	92,139	798,521
118	(592) Maintenance of Station Equipment	2,979,235	2,954,555
119	(593) Maintenance of Overhead Lines	18,120,857	18,649,111
120	(594) Maintenance of Underground Lines	974,791	1,771,262
121	(595) Maintenance of Line Transformers	290,846	1,167,756
122	(596) Maintenance of Street Lighting and Signal Systems	1,558,854	1,099,909
123	(597) Maintenance of Meters	615,686	732,548
124	(598) Maintenance of Miscellaneous Distribution Plant	94,812	482,433
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	25,906,963	28,099,243
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	49,803,059	56,318,416
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	2,018,402	1,070,452
130	(902) Meter Reading Expenses	9,561,530	9,585,672
131	(903) Customer Records and Collection Expenses	9,864,162	10,246,157
132	(904) Uncollectible Accounts	20,667,000	8,409,139
133	(905) Miscellaneous Customer Accounts Expenses	295,379	199,256
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	42,406,473	29,510,676
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	3,452,121	623,131
138	(908) Customer Assistance Expenses	7,157,235	6,127,683
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses	681,246	1,154,497
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	11,290,602	7,905,311
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	19,947	66,629
152	(921) Office Supplies and Expenses	3,227,110	4,378,631
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	42,352,297	57,561,741
156	(924) Property Insurance	1,072,501	975,051
157	(925) Injuries and Damages	3,173,080	517,016
158	(926) Employee Pensions and Benefits	45,473	-44,662
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses		
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	102,471	113,613
163	(930.2) Miscellaneous General Expenses	-22,365,008	287,993
164	(931) Rents	5,339,034	5,829,415
165	TOTAL Operation (Enter Total of lines 151 thru 164)	32,966,905	69,685,427
166	Maintenance		
167	(935) Maintenance of General Plant	299,037	319,911
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	33,265,942	70,005,338
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	697,660,345	603,692,186

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	12/31/2000
2. Total Regular Full-Time Employees	0
3. Total Part-Time and Temporary Employees	0
4. Total Employees	0

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 320 Line No.: 1 Column: Prd End

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, all of Penelec's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1,1999. For this purpose, GPU Service Inc., has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Niagara Mohawk Power Corp.	RQ				
2	Pennsylvania Power & Light	RQ				
3	New York State Electric & Gas	RQ	1			
4	Wellsboro Electric Co.	RQ				
5	UGI Corporation	RQ				
6	Tri County Electric Coop	RQ				
7	American Hydro-Oakland Dam	RQ				
8	American Hydro-Warrior Ridge	RQ				
9	Hammermill Paper Group	OS				
10	Indiana University of Pennsylvania	OS				
11	General Electric Corp	OS				
12	Erie Coke	OS				
13	Piney Creek	OS				
14	Proctor and Gamble	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
282			9,260	33,904		43,164	1
1,729				138,847		138,847	2
1,823				282,693		282,693	3
122				7,954		7,954	4
1				137		137	5
81				7,466		7,466	6
1,324				94,513		94,513	7
5,796				409,945		409,945	8
1,282				33,508		33,508	9
120,086				4,889,893		4,889,893	10
43,283				951,843		951,843	11
				-272		-272	12
268,825				19,987,355		19,987,355	13
9,310				207,364		207,364	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Northeast Borough	OS				
2	Air Products & Chemicals-Cambria Cogen	OS				
3	Frontier Energy (Ringgold)	OS				
4	Conemaugh Dam	OS				
5	Corry Sewage	OS				
6	Ebensburg Power Corp.	OS				
7	Windmill Customers	OS				
8	Yough Hydro	OS				
9	Scrubgrass Generating Co.	OS				
10	Colver	OS				
11	Lakeview	OS				
12	Allegheny Electric Cooperative, Inc.	OS				
13	Constellation Power Sources	OS				
14	Detriot Edison	OS				
	Total					

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
175				7,876		7,876	1
716,562				60,048,532		60,048,532	2
72,850				5,285,879		5,285,879	3
47,479				3,194,858		3,194,858	4
5				157		157	5
402,687				31,967,870		31,967,870	6
51				1,124		1,124	7
37,651				2,062,498		2,062,498	8
657,257				47,875,365		47,875,365	9
693,860				43,573,963		43,573,963	10
40,910				1,149,575		1,149,575	11
20,699				281,490		281,490	12
49,600				1,243,727		1,243,727	13
4,000				193,841		193,841	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Edison Mission	OS				
2	DTE Co-Energy	OS				
3	Enron Power Marketer	OS	1			
4	AEP Power Marketing	OS	1			
5	Morgan Stanley	OS				
6	Koch Power Services	OS				
7	Merrill Lynch	OS				
8	Merchant Energy Group	OS				
9	Pennsylvania Power & Light	OS				
10	Public Service Electric & Gas	OS	1	9	9	9
11	PG&E Energy Trading	OS				
12	NYSEG	OS				
13	New York Power Authority	OS				
14	Rainbow Energy Marketing	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
85,600			24,179,633	5,603,200		29,782,833	1
17,850				468,936		468,936	2
689,700				20,561,221		20,561,221	3
1,818,672				75,777,467		75,777,467	4
464,000				38,883,378		38,883,378	5
52,000				1,692,800		1,692,800	6
1,234,267				39,786,336		39,786,336	7
175,200				5,563,802		5,563,802	8
			558			558	9
229,600			104,753	7,840,728		7,945,481	10
46,400				1,377,840		1,377,840	11
							12
18,908			152,971	81,352		234,323	13
16,350				342,450		342,450	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Reliant Energy Service	OS				
2	Select Energy	OS				
3	Sithe	OS				
4	Sempra	OS				
5	Southern Energy Trading	OS				
6	William Energy Service	OS				
7	PECO Energy	OS		6	6	6
8	TXU Energy Trading	OS				
9	Virginia Power	OS				
10	Amergen	OS				
11	PJM Interconnection	OS				
12	GPU Energy companies	OS				
13	NUG Deferred Costs	OS				
14	Loss on Futures Contracts & Options	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	COST/SETTLEMENT OF POWER Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	Line No.
338,150			14,200,209	10,967,651		25,167,860	1
620,825				17,119,583		17,119,583	2
			9,924,696	2,052		9,926,748	3
183,200				5,365,515		5,365,515	4
152,000				4,941,480		4,941,480	5
85,302				7,960,323		7,960,323	6
45,600			79,509	1,444,200		1,523,709	7
48,800				1,882,000		1,882,000	8
232,800				10,100,753		10,100,753	9
1,786,153				47,607,665		47,607,665	10
			-64,996		33,276,309	33,211,313	11
					2,634,353	2,634,353	12
					-77,081,248	-77,081,248	13
					1,679	1,679	14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555) (Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Futures & Options Commission Expense	OS				
2	Energy-Option Amortization Expénse	OS				
3	Capacity-Option Amortization Expense	OS				
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
				298,146		298,146	1
				7,856,966		7,856,966	2
			117,015			117,015	3
							4
							5
							6
							7
							8
							9
							10
							11
							12
							13
							14
11,539,107			48,703,608	537,457,749	-41,168,907	544,992,450	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

Borderline customers, Lines 1 through 6.

Schedule Page: 326 Line No.: 7 Column: a

Represents power purchased from non-utility generation (NUG).
Page 326, Lines 7 through 14.
Page 326.1, Lines 1 through 12.

Schedule Page: 326.1 Line No.: 12 Column: a

Represents power purchased from energy suppliers.
Page 326.1, lines 13 & 14.
Page 326.2, lines 1 through 14.
Page 326.3, lines 1 through 11.

Schedule Page: 326.3 Line No.: 11 Column: a

Represents power purchased from PA-NJ-MD interconnections of nonutility generation from Pennsylvania Power & Light.

Schedule Page: 326.3 Line No.: 11 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 12 Column: a

GPU Companies include, in addition to the respondent, Jersey Central Power & Light and Metropolitan Edison Company, both of which are affiliates of the respondent.

Schedule Page: 326.3 Line No.: 12 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 13 Column: l

Represents incremental NUG operating costs incurred above amounts reflected in current rates.

Schedule Page: 326.3 Line No.: 14 Column: l

Represents the loss derived from the liquidation of energy futures contracts.

Schedule Page: 326.4 Line No.: 1 Column: k

Represents commission expense on purchase options and futures contracts.

Schedule Page: 326.4 Line No.: 2 Column: k

Represents amortization of energy related purchase option expense.

Schedule Page: 326.4 Line No.: 3 Column: j

Represents amortization of capacity related purchase option expense.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Allegheny Electric Cooperative, Inc.	New York Power Authority	Allegheny Electric Cooperative	LF
2	Allegheny Electric Cooperative, Inc	Susquehanna Electric Station	Allegheny Electric Cooperative	LF
3	Metropolitan Edison Company	New York Power Authority	Metropolitan Edison Company	LF
4	American Municipal Power - Ohio, Inc.	New York Power Authority	Cleveland Electric Illuminating	LF
5	Allegheny Electric Cooperative, Inc	New York Power Authority	PP&L, PECO, & APS	LF
6	Borough of Berlin	New York Power Authority	Borough of Berlin	LF
7	Borough of Hooversville	New York Power Authority	Borough of Hooversville	LF
8	West Penn Power Company	West Penn Company	West Penn Company	LF
9	PJM - Network Integrated Transmission	PJM Network	PJM Network	OS
10	PJM - Other Transmission	Various	Various	OS
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
70	New York - PA Line	Various		181,187	181,187	1
45	Not Specified	Various		1,808,054	1,717,651	2
26	New York - PA Line	Metropolitan Edison		13,639	13,639	3
74	New York - PA Line	Ohio - PA Line		8,538	8,538	4
81	New York - PA Line	Various		296,071	296,071	5
6	New York - PA Line	Berlin Substation		1,169	1,169	6
8	New York - PA Line	Hooversville		522	522	7
9	Piney/Blairsville	Elko/Shingletown		1,429,977	1,429,977	8
	PJM Network	PJM Network		[illegible]	[illegible]	9
	Various	Various				10
						11
						12
						13
						14
						15
						16
						17
			0	3,739,157	3,648,754	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
1,037,774			1,037,774	1
5,992,542			5,992,542	2
15,023			15,023	3
	1,601,348		1,601,348	4
	91,091		91,091	5
3,962			3,962	6
1,768			1,768	7
251,189			251,189	8
11,455,435			11,455,435	9
2,556,947			2,556,947	10
				11
				12
				13
				14
				15
				16
				17
21,314,640	**1,692,439**	**0**	**23,007,079**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 1 Column: h

Not specified - Lines 1 through 10.

Schedule Page: 328 Line No.: 3 Column: a

Metropolitan Edison Company is an affiliated Company.

Schedule Page: 328 Line No.: 3 Column: c

Metropolitan Edison Company is an affiliated Company.

Schedule Page: 328 Line No.: 5 Column: c

Pennsylvania Power & Light, Philadelphia Electric Company, and Allegheny Power System.

Schedule Page: 328 Line No.: 9 Column: i

MWH will be reported for Pennsylvania Electric Company by PJM Interconnection in FERC Form 582.

Schedule Page: 328 Line No.: 9 Column: j

MWH will be reported for Pennsylvania Electric Company by PJM Interconnection in FERC Form 582.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Billing Order Write-Offs	143,521
7	Legal Settlement	-10,008
8	Bank Fees	93,567
9	Outside Director Costs	17,246
10	Phase II Restructuring Order	-21,549,636
11	Miscellaneous	-1,059,698
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	-22,365,008

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 335 Line No.: 10 Column: b

Net impact of Phase II restructuring order from the PA Public Utility Commission dated December 20, 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.

Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.

In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.

For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.

4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant	3,942,474			3,942,474
4	Hydraulic Production Plant-Conventional	-1,140,622			-1,140,622
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	5,636,780			5,636,780
8	Distribution Plant	35,497,411	2,436,610		37,934,021
9	General Plant	8,732,684			8,732,684
10	Common Plant-Electric				
11	TOTAL	52,668,727	2,436,610		55,105,337

B. Basis for Amortization Charges

FMIS	10.00%	$ 1,099, 029
Enterprise	14.29%	$ 1,336,227
Risk Management	10.00%	$ 1,354

BLANK PAGE

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	INTANGIBLES						
13	303-FMIS	10,990				AMORTIZED	
14	303.3-Enterprise	9,349				AMORTIZED	
15	303.6-Risk Management	27				AMORTIZED	
16	subtotal	20,366					
17	TRANSMISSION						
18	350	11,019	66.67		1.50	SQ	49.90
19	352	5,343	46.08		2.17	R 3.0	24.00
20	353	82,961	44.84		2.23	R 3.0	21.50
21	354	25,719	59.52		1.68	R 3.0	25.90
22	355	50,057	50.76		1.97	R 2.5	27.80
23	356	86,731	52.08		1.92	R 2.0	26.80
24	356.1	10,334	58.14		1.72	SQ	29.60
25	357	4	45.87		2.18	R 3.0	9.90
26	359	7	64.10		1.56	SQ	33.00
27	subtotal	272,175					
28							
29	DISTRIBUTION						
30	360	16,241	36.10		2.77	SQ	24.10
31	361	11,102	50.25		1.99	R 3.0	27.30
32	362	152,353	59.76		1.97	R 1.0	31.30
33	364	294,876	45.66		2.19	R 1.0	35.70
34	365	333,337	46.51		2.15	R 1.0	35.30
35	365.1	15,398	62.11		1.61	SQ	41.80
36	366	29,233	69.44		1.44	R 3.0	43.60
37	367	93,599	43.67		2.29	R 1.5	33.90
38	368	175,358	35.97		2.78	S 0.0	25.00
39	369	42,346	36.36		2.75	R 0.5	20.70
40	369.1	38,305	36.10		2.77	R 3.0	25.20
41	370	52,204	26.74		3.74	R 2.0	21.30
42	371	-13	51.02		1.96	R 2.0	14.50
43	371.1	28,538	16.84		5.94	O1	10.40
44	371.2	224	20.41		4.90	SQ	18.60
45	371.23	148	10.37		9.64	SQ	8.50
46	372	216	36.50		2.74	SQ	9.20
47	373	23,278	20.20		4.95	O1	10.90
48	subtotal	1,306,743					
49							
50							

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	GENERAL						
13	389	9	88.50		1.13	SQ	18.50
14	390	45,694	49.50		2.02	S 0.0	35.80
15	391.1	7,247	30.03		3.33	Amortized	
16	391.2	4,467	30.03		3.33	Amortized	
17	391.3	10,710	3.00		33.33	Amortized	
18	393	1,627	34.97		2.86	Amortized	
19	394	10,592	40.00		2.50	Amortized	
20	395	7,414	44.05		2.27	Amortized	
21	396	4,506	19.49		5.13	S 1.0	5.70
22	397	55,741	26.60		3.76	S 2.0	16.20
23	398	4,267	30.96		3.23	Amortized	
24	subtotal	152,274					
25							
26	CLEARING ACCOUNTS						
27	392.2	23				SQ	
28	392.3	22	88.50		1.13	SQ	93.50
29	392.4	3,579	24.04		4.16	R 1.5	17.60
30	392.5	840	24.04		4.16	R 1.5	17.60
31	subtotal	4,464					
32							
33	TOTAL	1,756,022					
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(a) Miscellaneous Amortization - Account 425	
2		
3	(b) Miscellaneous Income Deductions - Account 426	
4		
5	Donations - Account 426.1	
6	United Way	80,010
7	Emergency and Community Services	330,100
8	Educational Programs	2,850
9	Cultural Development	5,100
10	Community Cornerstone Grants	14,500
11	Utility Services Agencies	75,000
12	Other	5,476
13		
14	Total - 426.1	513,036
15		
16	Life insurance - Account 426.2	-501,647
17		
18		
19	Total - 426.2	-501,647
20		
21	Penalties - Account 426.3	
22	Tax penalties-Prior Yr. Accrual Reversal	-6,900,000
23	Miscellaneous items less than 5%	813
24		
25	Total - 426.3	-6,899,187
26		
27	Expenditures for Certain Civic, Political,	
28	and Related Activities - Account 426.4	
29	Expenses for services provided by GPU on	
30	behalf of Pennsylvania Electric Company	917,512
31	Miscellaneous items less than 5%	
32		
33	Total - 426.4	917,512
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Other Deductions - 426.5	
2	Other Regulatory Asset - TMI 2 Decommissioning	3,767,513
3	Write off Net Present Value - GPU Nuclear Lease	649,000
4	Miscellaneous items less than 5%	-26,068
5		
6	Total - 426.5	4,390,445
7		
8	(c) Interest on Debt to Associated Companies - 430	
9	Deferrable interest on subordinated debentures	
10	to Penelec Capital II L.P. 8.75%	6,826,647
11		
12	Total - 430	6,826,647
13		
14	(d) Other Interest Expense - Account 431	
15	FIT Deficiency	3,328,100
16	FIT Deficiency - MIPS	53,696
17	DOE Spent Nuclear Fuel Fee (5.525%-6.257%)	1,010,781
18	Customer Deposits (4.89% res. & 6.00 %Non-res.)	246,752
19	Deferred Compensation	583
20	Interest Accrued on STD	5,020,236
21	RCA Fee Accrual	82,246
22	Miscellaneous - Various Items	258,989
23		
24	Total - 431	10,001,383
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	Federal Energy Regulatory Commission :				
2					
3	Annual Assessment	405,061		405,061	
4					
5	AEC v. Penelec				
6	EL00-88-00		26,438	26,438	
7					
8	Pennsylvania Public Utility Commission:				
9					
10	Annual Assessment	1,311,254		1,311,254	
11					
12	Restructuring - Phase 2				
13	Docket #R-974009		52,418	52,418	
14					
15	Competitive Default Services				
16	Docket #R-974009		117,894	117,894	
17					
18	New York Public Service Commission				
19					
20	Restructuring		25,143	25,143	
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,716,315	221,893	1,938,208	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
							2
Electric	921	405,061					3
							4
							5
Electric	923	26,438					6
							7
							8
							9
Electric	408	1,311,254					10
							11
							12
Electric	923	52,418					13
							14
							15
Electric	923	117,894					16
							17
							18
							19
Electric	923	25,143					20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		1,938,208					46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 350 Line No.: 8 Column: a

Amounts identified for individual cases do not include all costs incurred. Only incremental costs above a certain threshold were included.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production			
4	Transmission			
5	Distribution			
6	Customer Accounts			
7	Customer Service and Informational			
8	Sales			
9	Administrative and General			
10	TOTAL Operation (Enter Total of lines 3 thru 9)			
11	Maintenance			
12	Production			
13	Transmission			
14	Distribution			
15	Administrative and General			
16	TOTAL Maint. (Total of lines 12 thru 15)			
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)			
19	Transmission (Enter Total of lines 4 and 13)			
20	Distribution (Enter Total of lines 5 and 14)			
21	Customer Accounts (Transcribe from line 6)			
22	Customer Service and Informational (Transcribe from line 7)			
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)			
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)			
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)			
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant			
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)			
69	Plant Removal (By Utility Departments)			
70	Electric Plant			
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)			
74	Other Accounts (Specify):			
75				
76				
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts			
96	TOTAL SALARIES AND WAGES			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 354 Line No.: 90 Column: d

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, all of Penelec's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1, 1999. For this purpose, GPU Service Inc., has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)	Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY		21	DISPOSITION OF ENERGY	
2	Generation (Excluding Station Use):		22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	13,195,866
3	Steam		23	Requirements Sales for Resale (See instruction 4, page 311.)	423,989
4	Nuclear		24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,461,511
5	Hydro-Conventional		25	Energy Furnished Without Charge	-5,037,599
6	Hydro-Pumped Storage		26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	
7	Other		27	Total Energy Losses	585,743
8	Less Energy for Pumping		28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	11,629,510
9	Net Generation (Enter Total of lines 3 through 8)				
10	Purchases	11,539,107			
11	Power Exchanges:				
12	Received				
13	Delivered				
14	Net Exchanges (Line 12 minus line 13)				
15	Transmission For Other (Wheeling)				
16	Received	3,739,157			
17	Delivered	3,648,754			
18	Net Transmission for Other (Line 16 minus line 17)	90,403			
19	Transmission By Others Losses				
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	11,629,510			

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. Include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	1,031,340	213,540	2,583	17	1900
30	February	936,701	246,005	2,469	2	1900
31	March	899,373	225,954	2,300	2	1900
32	April	698,152	17,838	2,189	13	900
33	May	855,339	151,304	2,319	9	1400
34	June	1,082,856	256,183	2,440	26	1800
35	July	1,025,646	260,511	2,482	31	1500
36	August	1,141,041	237,481	2,458	9	1400
37	September	1,030,534	223,482	2,325	1	1400
38	October	1,059,237	255,494	2,139	9	2000
39	November	1,079,792	224,022	2,316	20	1800
40	December	789,499	149,697	2,517	21	1900
41	TOTAL	11,629,510	2,461,511			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 401 Line No.: 25 Column: b

Energy Furnished Without Charge:
Represents <5,037,599> Mwh included in line 22, Sales to Ultimate Customers, that were delivered and billed to Shopping Customers and provided by external suppliers.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Conemaugh	Juniata	500.00		ST	106.27		1
2	Keystone	Conemaugh	500.00		ST	25.87		1
3	Keystone	Juniata	500.00		ST	102.51		1
4	Keystone Corridor							
5								
6	Test	Wayne	345.00		WPCF	113.67		1
7	Wayne	Erie West	345.00		ST	7.28		1
8	Erie South	Erie West	345.00		ST	21.12		1
9	Erie West	Ohio State	345.00		ST	2.15		1
10	Erie West	Ohio State	345.00		STHF	5.02		1
11								
12								
13	Seward	Johnstown	230.00		WPHF	6.67		1
14	Glade	Seneca	230.00		WPHF	0.70		1
15	Homer City	Seward	230.00		WPHF	13.59		1
16	Homer City	Seward	230.00		ST	1.17		1
17	Shawville(PPL)	Chapman	230.00		WPHF	11.97		1
18	Homer City	Johnstown	230.00		WPHF	18.85		1
19	Homer City	Johnstown	230.00		ST	0.43		1
20	E. Towanda	Peckville	230.00		WPHF	48.58		1
21	Erie South	Erie East	230.00		WPHF	13.66		1
22	Forest	Erie South	230.00		WPHF	61.78		1
23	Homer City	Hooversville	230.00		WPHF	33.01		1
24	Homer City	Hooversville	230.00		ST	1.47		1
25	Lewistown	Middletown Jct.	230.00		WPHF	0.27		1
26	Lewistown	Middletown Jct.	230.00		ST	30.46		1
27	Shawville	E. Towanda	230.00		WPHF	106.04		1
28	Shawville	E. Towanda	230.00		ST	0.07		1
29	Glade	Forest	230.00		WPHF	35.69		1
30	Shawville	Shingletown	230.00		WPHF	5.68		1
31	Shawville	Shingletown	230.00		ST	35.03		1
32	Shingletown	Lewistown	230.00		WPHF	5.44		1
33	Shingletown	Lewistown	230.00		ST	20.70		1
34								
35								
36					TOTAL	2,713.48	12.50	49

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
2493 MCM ACSR	1,488,798	13,474,840	14,963,638					1
2493 MCM ACSR	417,920	4,058,879	4,476,799					2
2493 MCM ACSR	1,427,340	12,403,429	13,830,769					3
	210,444		210,444					4
								5
2493 MCM ACSR	1,465,495	8,743,726	10,209,221					6
2493 MCM ACSR								7
1033.5 MCM AR	441,227	2,757,381	3,198,608					8
1033.5 MCM AR	3,053	685,431	688,484					9
1033.5 MCM AR								10
								11
								12
1033.5 MCM AR	65,673	335,463	401,136					13
2493 MCM ACSR		36,971	36,971					14
636 MCM ACSR	153,558	895,384	1,048,942					15
636 MCM ACSR								16
1033.5 MCM AR		338,190	338,190					17
636 MCM ACSR	204,223	1,405,039	1,609,262					18
636 MCM ACSR								19
1033.5 MCM AR	276,877	1,490,941	1,767,818					20
1033.5 MCM AR	155,108	430,666	585,774					21
1033.5 MCM AR	569,099	1,840,364	2,409,463					22
1590 MCM ACSR	571,558	3,613,166	4,184,724					23
1590 MCM ACSR								24
1033.5 MCM AR	348,535	1,192,410	1,540,945					25
1033.5 MCM AR								26
1033.5 MCM AR	767,902	4,707,595	5,475,497					27
1033.5 MCM AR								28
1033.5 MCM AR	101,273	1,181,072	1,282,345					29
1033.5 MCM AR	256,016	1,544,516	1,800,532					30
1033.5 MCM AR								31
1033.5 MCM AR								32
1033.5 MCM AR	359,065	1,119,923	1,478,988					33
								34
								35
	22,201,574	162,993,449	185,195,023	246,028	2,268,971		2,514,999	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Erie East	Dunkirk	230.00		WPHF	4.48		1
2	East Towanda	Hillside	230.00		WPHF	21.52		1
3	Raystown	Lewistown	230.00		WPHF	0.08		1
4	Altoona	Lewistown	230.00		ST	16.97		1
5	Johnstown	Altoona	230.00		WPHF	35.06		1
6	Johnstown	Altoona	230.00		ST	1.17		1
7	Johnstown	Bethlehem Steel	230.00		WPCF	1.45	5.45	1
8	Keystone	Homer City	230.00		WPCF	12.53		1
9	Keystone	Homer City	230.00		ST	0.51		1
10	Lewistown	Yeagertown #1	230.00		WPCF	3.97		1
11	Lewistown	Yeagertown #1	230.00		ST	0.73	0.51	1
12	Shawville	Elko	230.00		WPHF	28.55		1
13	Forest	Elko	230.00		WPHF	11.77		1
14	Lewistown	Yeagertown #2	230.00		WPHF	4.10	1.20	1
15	Glade Tap	Lewis Run	230.00		WPHF	21.48		1
16	Raystown	Lewistown	230.00		ST	27.26		1
17								
18								
19	Blairsville	Social Hall	138.00		WPHF	4.80		1
20	Roxbury	Guilford	138.00		WPHF	5.57		1
21	Brookville	Elko	138.00		WPHF	0.54		1
22	Brookville	New Bethlehem	138.00		WPHF	0.54		1
23								
24								
25	115 KV Lines					1,315.89	1.08	
26	115 KV UG Circuit							
27								
28								
29	46 KV Lines					359.33	4.26	
30	46 KV UG Circuit					0.03		
31								
32	Acct 563 and 571							
33								
34								
35								
36					TOTAL	2,713.48	12.50	49

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
1033.5 MCM AR	34,804	129,600	164,404					1
1033.5 MCM AR	160,473	716,112	876,585					2
1033.5 MCM AR								3
1033.5 MCM AR	319,203	978,046	1,297,249					4
1033.5 MCM AR	478,884	1,940,538	2,419,422					5
1033.5 MCM AR								6
1033.5 MCM	4,543	1,052,739	1,057,282					7
636 MCM ACSRR	169,386	1,183,925	1,353,311					8
636 MCM ACSR								9
1033.5M ACSR	164,469	762,076	926,545					10
1033.5 MCM AR								11
1033.5 MCM AR	265,283	1,077,000	1,342,283					12
1033.5 MCM AR	90,369	787,096	877,465					13
1033.5 MCM AR		262,295	262,295					14
1590 MCM AR	13,112	3,623,791	3,636,903					15
1033.5 MCM AR	88,801	1,736,864	1,825,665					16
								17
								18
636 MCM ACSR	55,955	193,208	249,163					19
636 MCM ACSR	30,303	179,354	209,657					20
636 MCM ACSR	6,540	46,055	52,595					21
636 MCM ACSR	5,359	82,338	87,697					22
								23
								24
	8,962,709	69,442,256	78,404,965					25
								26
								27
								28
	2,068,217	16,544,770	18,612,987					29
								30
								31
				246,028	2,268,971		2,514,999	32
								33
								34
								35
	22,201,574	162,993,449	185,195,023	246,028	2,268,971		2,514,999	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning Transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.

2. Provide separate subheadings for overhead and under- ground construction and show each transmission line separately. If actual costs of competed construction are not readily available for reporting columns (l) to (o), it is permissible to report in these columns the

Line No.	LINE DESIGNATION From (a)	LINE DESIGNATION To (b)	Line Length in Miles (c)	SUPPORTING STRUCTURE Type (d)	SUPPORTING STRUCTURE Average Number per Miles (e)	CIRCUITS PER STRUCTURE Present (f)	CIRCUITS PER STRUCTURE Ultimate (g)
1	Green Garden	ESG Line	3.04	Single Pole	22.00	1	1
2							
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44	TOTAL		3.04		22.00	1	1

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).

3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

CONDUCTORS			Voltage	LINE COST				Line
Size (h)	Specification (i)	Configuration and Spacing (j)	KV (Operating) (k)	Land and Land Rights (l)	Poles, Towers and Fixtures (m)	Conductors and Devices (n)	Total (o)	No.
795 KCMK	ACSR		115		2,558,704		2,558,704	1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
					2,558,704		2,558,704	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Allegheny, Stonycreek Township	D-U	115.00	22.86	
2	Athens	D-U	34.50	4.80	
3	Bedford North, Bedford Township	D-U	115.00	23.00	
4			23.00	12.47	
5	Bethlehem-Gillen, Jackson Township	D-U	46.00	23.00	
6	Birmingham, Tyrone Township	D-U	46.00	34.50	
7	Blairsville East, Blairsville Borough	D-U	132.00	115.00	
8			115.00	22.86	
9	Boyer, Harborcreek Township	D-U	34.50	12.50	
10	Bradford-South, Bradford Township	D-U	34.50	12.47	
11			34.50	8.32	
12			34.50	4.16	
13	Brookville, Knox Township	D-U	132.00	34.50	
14	Buffalo Road, Lawrence Park Township	D-U	115.00	34.50	
15			34.50	12.50	
16	Cambria County Prison, Cambria Township	D-U	46.00	12.47	
17	Carlisle Pike, Shippensburg Township	D-U	115.00	23.00	
18	Catherine Street, City of Corry	D-U	34.50	12.50	
19	Central City West, Shade Township	D-U	115.00	22.86	
20	Central Erie, City of Erie	D-U	34.50	11.50	
21	Chestnut Street, City of Erie	D-U	34.50	12.50	
22			12.50	4.16	
23	Clark Road, City of Meadville	D-U	34.50	12.50	
24	Clark Summit, Cornplanter Township	D-U	115.00	34.50	
25			115.00	23.00	
26			34.50	12.47	
27	Claysburg, Greenfield Township	D-U	115.00	46.00	4.80
28			115.00	23.00	
29	Collinsville, City of Altoona	D-U	46.00	12.47	
30	Converter, City of Johnson	D-U	115.00	13.80	
31			13.80	0.20	
32	Cooper, West Taylor Township	D-U	115.00	22.86	
33	Corry Central, City of Corry	D-U	34.50	12.50	
34			34.50	4.16	
35	Corry East, Columbus Township	D-U	115.00	34.50	
36			34.50	12.47	
37	Currysville, Woodbury Township	D-U	115.00	23.00	
38	Dixonville East, Green Township	D-U	115.00	22.86	
39	Downing Avenue, City of Erie	D-U	115.00	34.50	
40			34.50	12.47	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
42	2					1
13	1					2
47	2					3
		1				4
14	1					5
14	1	1				6
112	1					7
43	2					8
14	2					9
5	1					10
5	3					11
5	1					12
42	2					13
100	2					14
7	1					15
14	1					16
60	2					17
14	2					18
25	1					19
27	1					20
7	1					21
5	1					22
14	2					23
30	3					24
20	3					25
6	1					26
30	3	1				27
25	1					28
29	2					29
80	2					30
	1					31
75	7					32
14	1					33
5	1					34
37	2					35
7	1					36
30	1					37
25	1					38
50	1					39
7	1					40

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1			34.50	12.50	
2	Dubois	D-U	115.00	34.50	
3	East Altoona, Logan Township	D-U	46.00	12.47	
4	East Pike, White Township	D-U	115.00	22.86	
5	East Sayre, Athens Township	D-U	115.00	34.50	
6	Ebensburg	D-U	46.00	12.47	
7			46.00	4.16	
8	Eclipse, Sugarcreek Township	D-U	115.00	34.50	
9			34.50	12.47	
10	Edgewood, Center Township	D-U	115.00	22.86	
11	Edinboro	D-U	34.50	12.50	
12	Edinboro South, Venango Township	D-U	115.00	34.50	
13			34.50	12.50	
14	Eldorado, Allegheny Township	D-U	46.00	34.50	
15			46.00	12.47	
16	Elm Street, City of Warren	D-U	115.00	34.50	
17	Fairview, Fairview Boro	D-U	34.50	12.50	
18		D-U	34.50	4.16	
19	Fairview, City of Altoona	D-U	46.00	12.47	
20	Fairview East, Fairview Township	D-U	115.00	34.50	
21	Farmers Valley, Keating Township	D-U	115.00	34.50	
22			34.50	12.47	
23	Franklin	D-U	34.50	12.47	
24			34.50	4.16	
25	Franklin West, City of Franklin	D-U	34.50	4.16	
26			34.50	2.40	
27	French Road, Millcreek Township	D-U	115.00	34.50	
28			34.50	12.50	
29	Front Street, City of Erie	D-U	34.50	11.50	
30	Garman, Susquehanna Township	D-U	115.00	34.50	
31	Geneva, Greenwood Township	D-U	115.00	34.50	
32			115.00	12.50	
33	Girard	D-U	34.50	4.16	
34	Glenwood, City of Erie	D-U	34.50	12.50	
35			34.50	4.16	
36	Glory, Pine Township	D-U	115.00	34.50	
37			34.50	22.86	
38	Gold, Ulysses Township	D-U	115.00	12.40	
39	Grandview, Cornplanter Township	D-U	115.00	34.50	
40			34.50	12.47	

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
7	1					1
97	5					2
14	1					3
42	2					4
125	2	1				5
14	1					6
4	1	1				7
55	4					8
6	1					9
25	1					10
14	2					11
82	4					12
6	1					13
		1				14
28	2					15
50	1					16
7	1					17
4	1					18
28	2					19
112	2					20
45	2					21
5	3	1				22
6	1					23
6	1					24
4	1					25
7	1					26
180	7					27
14	1					28
27	1					29
50	1					30
30	1					31
45	2					32
10	2					33
7	1					34
6	1	1				35
28	1					36
11	1					37
10	3	1				38
25	1					39
6	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Green Garden, City of Erie	D-U	115.00	34.50	
2			34.50	12.50	
3			34.50	4.16	
4	Greenwood, Logan Township	D-U	46.00	12.47	
5	Grover, Canton Township	D-U	230.00	34.50	
6	Harvey Run, Sandy Township	D-U	115.00	34.50	
7	Haynie, Elk Township	D-U	115.00	34.50	
8	Hilltop, Daisytown Borough	D-U	115.00	22.86	
9	Hollidaysburg	D-U	46.00	12.47	
10	Hooversville	D-U	230.00	120.00	
11			115.00	22.86	
12	Huntingdon	D-U	46.00	12.47	
13	Hydracon, City of Altoona	D-U	46.00	12.47	
14	Kearsarge, Millcreek Township	D-U	34.50	12.50	
15			34.50	4.16	
16	L & R, Derry Township	D-U	46.00	12.47	
17			46.00	4.16	
18	Lake City	D-U	34.50	12.50	
19			34.50	4.16	
20	Laurel Lake, Silver Lake Township	D-U	115.00	34.50	
21			34.50	12.50	
22	Laurel Pipe Line, Blair Township	D-U	46.00	12.47	
23			46.00	2.40	
24	Lenox	D-U	115.00	34.50	
25			34.40	12.47	
26	Lewis Run, Bradford Township	D-U	230.00	115.00	
27			230.00	34.50	
28			115.00	34.50	
29			34.50	8.32	
30	Lewistown Ind. Park, Granville Township	D-U	46.00	12.47	
31	Logan, Derry Township	D-U	46.00	34.50	
32	Lowell Avenue, Millcreek Township	D-U	34.50	12.50	
33			34.50	4.16	
34	Lucerne, Center Township	D-U	115.00	22.86	
35	Madera, Bigler Township	D-U	115.00	34.50	
36	Mansfield	D-U	115.00	34.50	
37			34.50	4.80	
38	McKean	D-U	34.50	12.50	
39	Meadville	D-U	34.50	4.16	
40	Mehoopany, Washington Township	D-U	115.00	13.20	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
50	1					1
57	2					2
5	1					3
14	1					4
64	1					5
25	1					6
22	1					7
60	6					8
14	1					9
200	1					10
43	2					11
23	2					12
14	1					13
14	1					14
5	1					15
14	1					16
8	1					17
6	1					18
5	1					19
28	1					20
1	3	1				21
14	1					22
5	3					23
19	3					24
4	1					25
168	1					26
56	1					27
45	2					28
2	3					29
14	1					30
11	1					31
14	1					32
6	1					33
22	1					34
47	2					35
20	1					36
3	1					37
20	1					38
28	2					39
149	3					40

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Meyersdale North, Summit Township	D-U	115.00	22.86	
2	Mill Street, City of Bradford	D-U	34.50	12.47	
3			34.50	2.40	
4	Montgomery Ave., Lewistown Borough	D-U	46.00	12.47	
5			46.00	4.16	
6	Morgan Street, West Mead Township	D-U	115.00	34.50	
7			34.50	12.47	
8			34.40	12.47	
9			34.50	4.16	
10	Mt. Union, Wayne Township	D-U	46.00	12.47	
11	Nanty Glo, Jackson Township	D-U	46.00	12.47	
12	Niles Valley, Delmar Township	D-U	115.00	34.50	
13	North East	D-U	34.50	12.50	
14			34.50	4.16	
15	North Meshoppen, Auburn Township	D-U	230.00	115.00	
16			115.00	34.50	
17	North Warren, Conewango Township	D-U	34.50	12.47	
18			34.50	2.40	
19	Osceola	D-U	115.00	34.50	
20			34.50	4.80	
21	Osterburg East, East St. Clair Township	D-U	115.00	23.00	
22	Oxbow, Nicholson Township	D-U	230.00	34.50	
23	Park Plaza, Logan Township	D-U	46.00	12.47	
24	Penn Mar, Addison Township	D-U	115.00	22.86	
25	Philipsburg	D-U	115.00	34.50	
26			34.50	4.16	
27	Pinecroft, Antis Township	D-U	46.00	34.50	
28	Portage	D-U	46.00	23.00	
29			46.00	12.47	
30	Powell Avenue, Millcreek Township	D-U	34.50	12.50	
31	Punxsutawney	D-U	115.00	34.50	
32			34.50	12.47	
33			34.50	4.16	
34	Rachel Hill, Richland Township	D-U	115.00	22.86	
35	Ralphton, Jenner Township	D-U	115.00	22.86	
36	Reed Street, City of Erie	D-U	34.50	12.50	
37			34.50	4.16	
38	Reeder Street, City of Johnstown	D-U	115.00	22.90	
39			115.00	22.86	
40	Reeds Gap, Tuscarora Township	D-U	115.00	24.90	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
25	1					1
5	1					2
6	1					3
6	1					4
14	1	1				5
100	3					6
10	1	1				7
		2				8
2	1					9
22	4	1				10
11	2					11
34	2					12
11	1					13
7	1					14
112	1					15
87	2					16
5	1					17
8	2					18
28	1					19
1	1					20
25	1					21
32	1					22
41	2					23
20	1					24
62	2					25
8	4	1				26
11	1	1				27
6	1					28
15	2					29
14	1					30
28	1					31
4	1					32
5	3	1				33
58	2					34
25	1					35
5	1					36
6	1					37
30	1					38
23	1					39
13	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Revloc, Cambria Township	D-U	46.00	12.47	
2	Riverside, Lewistown Borough	D-U	46.00	12.47	
3			46.00	4.16	
4	Rockwood, Black Township	D-U	115.00	22.86	
5	Rolling Meadows, Millcreek Township	D-U	115.00	34.50	
6	Sabinsville, Clymer Township	D-U	115.00	34.50	
7	Salix, Adams Township	D-U	115.00	22.86	
8	Samuel Rea Car Shop, Hollidaysburg Borough	D-U	46.00	12.47	
9	Sankertown	D-U	46.00	12.47	
10	Scalp Level, Paint Township	D-U	115.00	22.86	
11	Shade Gap, Cromwell Township	D-U	115.00	23.00	
12	Shelocta, Armstrong Township	D-U	230.00	115.00	46.20
13			115.00	23.00	
14	Smithfield	D-U	46.00	34.50	
15			46.00	12.47	
16	Snake Spring	D-U	115.00	23.00	4.80
17	Somerset	D-U	115.00	22.86	
18	South Troy, Troy Township	D-U	115.00	34.50	
19	Spangler, Barr Township	D-U	115.00	46.00	
20			46.00	12.50	
21	Springboro, Spring Township	D-U	115.00	34.50	
22	St. Benedict, West Carroll Township	D-U	46.00	12.50	
23			46.00	12.47	
24	Thompson	D-U	115.00	34.65	
25	Three Springs	D-U	115.00	23.00	
26	Tiffany, Bridgewater Township	D-U	115.00	34.50	
27			34.50	4.80	
28	Timblin	D-U	115.00	34.50	
29	Titusville	D-U	115.00	34.50	
30			115.00	22.90	
31			34.50	12.47	
32	Towanda, Boro	D-U	34.40	12.47	
33	Tower 51, Upper Yoder Township	D-U	115.00	22.86	
34			23.00	4.16	
35	Tower Hill, Rutland Township	D-U	115.00	34.50	
36	Townline Road, Millcreek Township	D-U	34.50	12.50	
37			34.50	4.16	
38	Twentieth St., City of Altoona	D-U	46.00	12.47	
39	Tyrone North, Snyder Township	D-U	115.00	46.00	4.80
40			46.00	12.47	

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
22	2					1
14	1					2
5	1					3
30	1					4
50	1					5
20	4					6
30	1					7
15	3					8
14	2					9
25	1					10
25	1					11
224	1					12
22	1					13
		1				14
21	2					15
50	4					16
75	2					17
34	2					18
50	1					19
15	3	1				20
20	1					21
14	1					22
3	3					23
20	1					24
25	1					25
43	2					26
1	3					27
37	6					28
45	2					29
		1				30
11	2					31
5	1					32
42	4					33
1	3					34
50	1					35
7	1					36
6	1					37
14	1					38
67	4	1				39
11	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Two Mile Run	D-U	115.00	34.50	
2	Union City	D-U	115.00	34.50	
3			34.50	12.50	
4			34.50	4.16	
5	Utica Junction, Canal Township	D-U	115.00	34.50	
6			34.50	12.47	
7	Viscose Hill, Granville Township	D-U	46.00	12.47	
8	W & K Foundry, Blossburg Borough	D-U	34.50	12.50	
9			34.50	4.80	
10	Walnut Street, City of Erie	D-U	34.50	12.50	
11	Warren-East, Warren Borough	D-U	34.50	12.47	
12			34.50	4.16	
13	Warren-South, Meade Township	D-U	115.00	34.50	
14			34.50	12.47	
15	Waverly	D-U	34.50	8.32	
16	Westfall, Logan Township	D-U	115.00	46.00	
17			46.00	12.47	
18	Westover South, Westover Borough	D-U	115.00	34.50	
19	Whetstone, Horton Township	D-U	115.00	34.50	
20	Windber	D-U	23.00	4.16	
21	Yeagertown, Derry Township	D-U	230.00	46.00	
22			230.00	34.50	
23			46.00	34.50	
24			34.50	12.47	
25	Altoona, Frankstown Township	T-U	230.00	46.00	
26	Cambria Slope, Cambria Township	T-U	115.00	46.00	
27	East Towanda, Wyson Township	T-U	230.00	115.00	
28			115.00	34.50	
29			34.50	12.50	
30	Erie East, Northeast Township	T-U	230.00	34.50	
31	Erie South, Summit Township	T-U	345.00	230.00	
32			230.00	115.00	
33			230.00	34.50	
34			34.50	12.50	
35	Erie West, Conneaut Township	T-U	345.00	120.00	
36			115.00	34.50	
37	Forest, Ridgway Township	T-U	230.00	115.00	
38	Garrett, Sang Run #6	T-U-G	138.00	115.00	
39	Hill Valley, Shirley Township	T-U	115.00	46.00	
40	Homer City, Center Township (B)	T-U-G	345.00	230.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
28	1					1
50	2					2
7	1					3
7	1					4
10	1					5
6	1					6
14	1					7
2	1					8
13	2					9
57	2					10
11	2					11
3	1					12
30	3					13
6	1	3				14
11	1					15
52	2					16
14	1					17
20	3					18
20	1					19
14	6	2				20
150	2					21
64	1					22
50	2					23
		1				24
150	2	1				25
50	1					26
336	2					27
125	3					28
		1				29
32	1					30
504	1					31
448	2	2				32
223	3	1				33
		1				34
224	1					35
25	1					36
150	1					37
56	1					38
25	1	1				39
560	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Jackson Road, Jackson Township	T-U	115.00	46.00	13.80
2	Johnstown, Jackson Township	T-U	230.00	120.00	
3	Keystone, Plum Creek Township	T-U	500.00	230.00	
4	Lewistown, Granville Township	T-U	230.00	46.00	
5			230.00	115.00	
6	Piney	T-U	115.00	34.50	
7	Raystown, Juniata Township	T-U	230.00	46.00	
8	Roxbury, Lurgan Township	T-U	138.00	115.00	
9			115.00	23.00	
10			115.00	22.90	
11	Saxton, Liberty Township	T-U-G	115.00	23.00	
12	Seward, East Wheatfield Township	T-U-G	230.00	115.00	
13			115.00	22.86	
14	Shawville, Bradford Township		230.00	17.20	
15			115.00	34.50	
16	Summit, Cresson Township	T-U	115.00	46.00	11.95
17			46.00	12.47	
18	Three Mile Island, Londonderry Township (C)	T-A	500.00	20.90	
19	Warren, Conewango Township Oil City	T-U-G	230.00	115.00	
20	Warren	T-U	115.00	34.50	
21			34.50	0.48	
22			13.80	2.30	
23			13.80	0.48	
24	Wayne	T-U-G	345.00	120.00	
25	Williamsburg, Woodbury Township	T-U	46.00	12.47	
26					
27					
28	All substations listed above				
29	D-U substation capacities listed above				
30	T-U and T-U-G substation capacities listed above				
31	T-A substation capacities listed above				
32					
33	Substations under 10,000 KVA capacity energy not				
34	for resale - 253 distribution substations.				
35	Substations under 10,000 KVA capacity energy not				
36	for resale - 3 transmission substations.				
37		D - Distribution			
38		T - Transmission			
39		U - Unattended			
40		A - Attended			

Name of Respondent Pennsylvania Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
71	4					1
224	1					2
736	6					3
100	2					4
		1				5
42	2					6
75	1					7
112	1					8
19	3	1				9
		1				10
22	1					11
224	1					12
45	2	1				13
230	2					14
100	2					15
62	4	2				16
7	1					17
		2				18
224	1					19
125	3					20
	1					21
2	1					22
1	1					23
224	1					24
14	2					25
						26
						27
12024						28
6407						29
5617						30
						31
						32
						33
899						34
						35
7						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426.5 Line No.: 40 Column: a

Respondent's 50% ownership

Schedule Page: 426.6 Line No.: 18 Column: a

Respondent's 25% ownership

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	595,662	159,603	5,405
2	Additions During Year			
3	Purchases	25,786	4,380	271
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	25,786	4,380	271
6	Reductions During Year			
7	Retirements	22,787	935	41
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	22,787	935	41
10	Number at End of Year (Lines 1 + 5 - 9)	598,661	163,048	5,635
11	In Stock			
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use	598,661	163,048	5,635
15	In Company's Use			
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	598,661	163,048	5,635

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 3 Column: b

Represents watt-hour meters and line transformers installed during the year. Meters and transformers, at time of purchase, are included in the inventory account of GPU Service Company, an associated company. At time of installation, the equipment is transferred/sold to Pennsylvania Electric Company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities					
2	Water Pollution Control Facilities	43,142			3,397,615	3,397,615
3	Solid Waste Disposal Costs				53,905	53,905
4	Noise Abatement Equipment					
5	Esthetic Costs				376,584	376,584
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	43,142			3,828,104	3,828,104
9	Construction Work in Progress					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Ccmpany	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	97,213	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	44,619	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	141,832	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Pennsylvania Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

The estimates reported in column (b) are based on the following:

Line 1 is based on year-end environmental plant balances multiplied by applicable depreciation accrual rates.

Line 2 is based on ratio of environmental capital expenditures, as related to total capital expenditures multiplied by applicable FERC expense accounts.

INDEX

Schedule	Page No.

INDEX (continued)

INDEX (continued)

INDEX (continued)

ANNUAL REPORT

OF

PENNSYLVANIA ELECTRIC COMPANY

(Exact Name Of Respondent As Shown On Charter)

2800 Pottsville Pike, Reading, Pennsylvania 19605

(Principal Business Office Address of Respondent)

TO THE

PENNSYLVANIA PUBLIC UTILITY COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2000

P.R. Chatman	Assistant Comptroller Pennsylvania Electric Company
(Officer having custody of general books of account)	(Title)

310 Madison Avenue, Morristown, New Jersey 07962

(Address of office where general books of accounts are kept)

(973) 401-8236

(Telephone Number)

NOTICE TO THE ACCOUNTING OFFICER OF THE UTILITY RECEIVING THIS REPORT FORM

ACTING UNDER THE AUTHORITY VESTED IN IT BY SECTION 504, OF THE PUBLIC UTILITY CODE 66, PA C.S., THE PENNSYLVANIA PUBLIC UTILITY COMMISSION HAS APPROVED THIS ANNUAL REPORT FORM AS THAT ON WHICH YOUR COMPANY SHALL REPORT ANNUALLY TO THE COMMISSION.

EXCERPTS FROM THE PUBLIC UTILITY CODE APPROVED JULY 1, 1978

SECTION 504:

Reports by Public Utilities.--The Commission may require any public utility to file periodical reports, at such times, and in such form, and of such content, as the Commission may prescribe ***. All reports shall be under oath or affirmation when required by the Commission.

SECTION 501:

(c) Compliance.--Every public utility, its officers, agents and employes, and every other person or corporation subject to the provision of this part affected by or subject to any regulations or orders of the Commission or of any Court made, issued, or entered under the provisions of this part, shall observe, obey, and comply with such regulations or orders, and the terms and conditions thereof.

SECTION 3301:

Civil Penalties for Violations by Public Utilities.--(a) General Rule. If any public utility shall *** violate any of the provisions of this part; or shall do any matter or thing herein prohibited; or shall fail, omit, neglect, or refuse to perform any duty enjoined upon it by this part, or shall fail, omit, neglect, or refuse to obey, observe, and comply with any regulation or final direction, requirement, determination or order made by the Commission *** such public utility *** for such violation, omission, failure, neglect or refusal shall forfeit and pay to the Commonwealth of Pennsylvania a sum not exceeding One Thousand Dollars; to be recovered by an Action of Assumpsit instituted in the name of the Commonwealth of Pennsylvania in the Commonwealth Court. In construing and enforcing the provisions of this section, the violation, omission, failure, neglect or refusal of any officer, agent or employe acting for or employed by any such public utility, person or corporation shall, in every case be deemed to be the violation, omission, failure, neglect, or refusal of such public utility, person or corporation.

(b) Continuing Offenses.--Each and every day's continuance in the violation of any regulation or final direction, requirement, determination or order of the Commission *** shall be a separate and distinct offense.

SECTION 3302:

Penalties for Violations by Officers, Agents or Employes.--Any person (whether or not an officer, agent, or employe, of any public utility) or any corporation, who or which shall knowingly fail, omit, neglect, or refuse to obey, observe, and comply with any regulation or final order, direction, or requirement of the Commission *** or who shall knowingly procure, aid, or abet any such violation, omission, failure, neglect, or refusal, shall be guilty of a misdemeanor, and upon conviction thereof, shall be sentenced to pay the costs of prosecution and a fine of not more than Five Thousand Dollars, or undergo imprisonment for not less than one month nor more than one year, or both, at the discretion of the court; and upon conviction of any subsequent offense shall be sentenced to pay the costs of prosecution and a fine of not more than Ten Thousand Dollars, or undergo imprisonment for not less than three months nor more than two years, or both, at the discretion of the court.

GENERAL INSTRUCTIONS

1. The word "respondent", wherever used in this report, means the person, firm, association or corporation in whose behalf the report is made.

2. The respondent shall make its annual report on this form in duplicate and file the original, duly verified, with the Commission not later than March thirty-first of the year immediately following the reporting year. The remaining copy of the report is for respondent's files. Additional copies shall be filed if required by the Commission.

3. This form of annual report is prepared in conformity with the uniform systems of accounts prescribed by this Commission and all accounting words and phrases are to be interpreted in accordance with the said systems of accounts.

4. The spaces provided in this report are designed to be filled in on a typewriter having elite size type, and such a typewriter shall be used where available.

5. All entries shall be made in permanent ink. Reports made out with pencil, in hectigraph impression, or by other means which does not result in a permanent record will not be accepted.

6. Entries of a contrary or opposite character (such as decreases reported in a column providing for both increases and decreases) shall be shown in red ink, or in black if followed by the symbol "R".

7. Instructions should be carefully observed. Each question should be answered fully and accurately, whether or not it has been answered in a previous annual report, so that this annual report will, in all particulars, be complete in itself. Reference to returns of previous years or to other reports shall not be made in lieu of required entries, except as otherwise specifically authorized.

8. Where the word "none" truly and completely states the fact, it should be given to any particular inquiry. Dates, where called for shall include the day, month and year. Customary abbreviations may be used in stating dates.

9. If any schedule does not apply to the respondent, such fact shall be shown on the schedule by the words "not applicable".

10. Wherever schedules call for figures of a previous year, the figures reported must be consistent with those shown by the annual report of the previous year, or an appropriate explanation given of any differences.

11. Additional statements inserted for the purpose of further explanation of accounts or schedules should be made on durable paper conforming to this form in size and width of margin, such inserts to be securely bound in the report. All inserts shall bear the schedule numbers and titles of the schedules to which the inserts pertain. Additional schedule forms will be furnished on request.

12. If the respondent makes a report for a period other than a calendar year, the beginning and end of the period covered must be clearly stated throughout the report in the spaces provided therefore.

13. The respondent shall file with this report a copy of its latest printed annual report to stockholders. If its annual reports to stockholders are not printed, that fact should be stated at the bottom of this page.

14. Omit cents in schedules so marked and adjust items to reconcile with totals. Detailed schedules should agree with summary schedules.

Name of Respondent:	This Report is:	Year of Report:
Pennsylvania Electric Company	An Original	December 31, 2000

List of Schedules - General:
Reference is made to the List of Schedules, pages 2, 3 and 4, contained in Pennsylvania Electric Company's FERC Form 1, which List of Schedules and FERC Form 1 are included in their entirety, in the preceding section of this Report.

List of PaPUC Schedules:
The following PaPUC schedules are provided in the following section:

100 GENERAL INFORMATION

1. Name of State under the laws of which respondent is incorporated and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and date organized.
2. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.
3. State the classes of utility and other services furnished by respondent during the year in each state in which the respondent operated.

1. Commonwealth of Pennsylvania; June 11, 1919
2. Not applicable
3. Respondent furnished electric service in Pennsylvania and, as lessee of the Waverly Electric Light and Power Company, furnished electric service in the village of Waverly, New York and vicinity.

101 CONTROL OVER RESPONDENT

If any corporation, business trust, or similar organization held control over the respondent at the end of the year, state name of the controlling corporation or organization, manner in which control was held and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiaries for whom the trust was maintained, and purpose of the trust. Give particulars as to any change during the year in control over respondent.

GPU Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

308 COAL RECEIVED DURING YEAR

1. Give below the details called for concerning coal received by respondent during the year.

2. Minor purchases from non-affiliated interests may be grouped by kinds of coal received.

	Received from (a)	Kind of Coal (b)	Quantity (Tons - 2,000 lbs.) (c)	Base Cost (d)	Freight (e)	Total Cost (f)	Cost per ton (g)
1	Mines of Respondent or Affiliated Interests:						
2							
3							
4							
5	Total						
6	Non - Affiliated Interests (Specify):						
7							
8	NONE						
9							
10							
11							
12	Total						
13	Grand Total						

309 COAL MINED BY RESPONDENT OR AFFILIATED INTERESTS

1. Set forth below the details called for concerning all coal mined during the year by Respondent or by Affiliated Interests, from which respondent received coal during the year as set forth on lines 2 to 5.

2. Specify in columns (b) to (g) the name of the mine or affiliated interest in the same order entered in the preceding schedule.

	Item (a)	(b)	(c)	(d)	(e)	(f)	(g)
1	Tons (2,000 lbs) Mined During Year						
2	Operating Costs:	NONE					
3	Operation						
4	Royalties						
5	Depreciation						
6	Depletion						
7	Taxes						
8	Total						
9	Other Costs (Specify):						
10							
11							
12	Total						
13	Grand Total						
14	Average Cost Per Ton Mined						

310 GENERATING STATION STATISTICS

1. If any plant is leased, operated under a license from the Federal Power Commission, or operated as a joint facility, indicate such facts by the use of asterisks and footnotes.
2. Specify if total plant capacity is reported in kva instead of kilowatts as called for on line 5.
3. If peak demand for 60 minutes is not available, give that which is available, specifying period.
4. If a group of employees attends more than one generating station, report on line 11 the approximate average number of employees assignable to each station.

	Item (a)	Plant (b)	Plant (c)	Plant (d)	Plant (e)
1	Kind of plant (steam, hydro, int. comb., gas turbine)				
2	Type of plant construction (conventional, outdoor boiler, full outdoor, etc.)				
3	Year originally constructed				
4	Year last unit was installed				
5	Total installed capacity (maximum generator name plate rating in kw)		**NONE**		
6	Net peak demand on plant-kilowatts (60 min.)				
7	Plant hours connected to load				
8	Net continuous plant capability, kilowatts:				
9	(a) When not limited by condenser water				
10	(b) When limited by condenser water				
11	Average number of employees				
12	Net generation, exclusive of station use				
13	Cost of plant (omit cents):				
14	Land and land rights				
15	Structures and improvements				
16	Reservoirs, dams and waterways				
17	Equipment costs				
18	Roads, railroads, and bridges				
19	Total Cost				
20	Cost per kw of installed capacity				
21	Production expenses:				
22	Operation supervision and engineering				
23	Station labor				
24	Fuel				
25	Supplies and expenses, including water				
26	Maintenance				
27	Rents				
28	Steam from other sources				
29	Steam transferred - Credit				
30	Total production expenses				
31	Expenses per net KWH (5 places)				
32	Fuel: kind				
33	Unit - (Coal - Tons) (Oil - Barrel - 42 gal.) (Gas - M. cu. ft.) (Nuclear - Indicate)				
34	Quantity - Unit of fuel consumed				
35	Average B.T.U. per unit of fuel:				
36	Average cost of fuel per unit - F.O.B. plant				
37	Average cost of fuel per unit consumed				
38	Average cost of fuel consumed per million B.T.U.				
39	Average cost of fuel per Kwh net gen.				
40	Average B.T.U. per KWH net generation				

311 NUCLEAR POWER GENERATING STATIONS

Report for each nuclear power generating station. (a) a brief explanatory statement concerning accounting for the cost of power generated including any attribution of excess costs to research and development expenses; (b) a brief explanation of the fuel accounting specifying the accounting methods and types of cost units used with respect to the various components of the fuel cost, and (c) such additional information as may be informative concerning the type of plant, kind of fuel used, and other physical and operating characteristics of the plant.

See Notes to Financial Statements beginning on page 123 of Pennsylvania Electric Company's 2000 FERC Form 1.

312 TRANSMISSION LINES

1. Report below each transmission line of 110,000 V. and over, and group those under 110,000 on line 1.
2. supporting structure reported in column (d) shall indicate whether (1) single pole, wood or steel, (2) H-frame, wood or steel poles, (3) tower, or (4) underground construction. If a transmission line has more than one type of supporting structure indicate the mileage of each type of construction by the use of brackets and extra lines in the schedule. Minor portions of a transmission line of a different type of consruction need not be distinguished from the remainder of the line.
3. Report in columns (e) and (f) the total pole miles of each transmission line. It is intended that column (e) shall show the pole miles of line on structures the cost of which is reported for the line designated, and conversely, that column (f) shall show the pole miles of the line on structures the cost of which is reported for another line. Pole miles of line leased or partly owned structures shall be reported in column (f) with appropriate designation and footnote explaining the basis of such occupancy.
4. Designate any transmission line or portion of a transmission line held under any title other than full ownership and in a footnote state name of owner or co-owner, the nature of the respondents's title, and per cent ownership, if jointly owned.
5. Transmission line structures which also support a line of lower voltage shall be included with the line of higher voltage. Designate if such is not the case with respect to any transmission line reported in this schedule. Transmission line structures which also support a line of the same voltage shall be included with the line most appropriate. The pole miles of such structures for the line in which included shall be reported in column (e) and for the other line in column (f).

	LINE DESIGNATION		Voltage	Type of Supporting Structure	LENGTH (POLE MILES)		Number of Circuits	Wires Per Circuit
	From (a)	To (b)	(c)	(d)	On Sturctures of Line Designated (e)	On Structures of Another Line (f)	(g)	(h)
1								
2								
3	See page 422 of Pennsylvania Electric Company's							
4	2000 FERC Form 1.							
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								

313 DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distirbution watt-hour meters and line transformers.

2. Watt-hour demand distribution meters should be included below but external demand should not be included

	Item (a)	Number of watt-hour meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (kva) (d)
1	Number at beginning of year			
2	Additions during year			
3	Purchases			
4	Associated with utility plant acquired			
5	Total additions			
6	Reductions during year			
7	Retirements			
8	Associated with utility plant sold			
9	Total reductions			
10	Number at end of year			
11	In stock			
12	Locked meters on customers' premises			
13	Inactive transformers on system			
14	In customers' use			
15	In company's use			
16	Total End of Year (as above)			

See page 429 of Pennsylvania Electric Company's 2000 FERC Form 1.

314 LOAD STATISTICS DURING HOUR OF PEAK SALES TO ULTIMATE CUSTOMERS DURING YEAR

1. As used herein, the term "firm" power means power which one company undertakes to deliver to another as and when called for, including reserve capacity which the receiving company is committed to pay for whether or not deliveries are made.
2. In completing Section I., generating stations having capacities of less than 1,000 KW may be grouped by kinds, indicating the number of stations included in each grouping.
3. Column (c) under Sections II and III shall designate the kinds of power (such as firm, reserve, economy, dump, etc.) received or delivered during the peak hour. Separate entries shall be made for each kind of power received from each vendor or delivered to each vendor during the peak hour.
4. Column (d) shall show, as appropriate, the reliable production capacitities of all generating stations owned and operated by respondent, the maximum kilowatts of firm power procurable by respondent, during the hour of peak sales, under all purchase and interchange contracts, and the maximum kilowatts of firm power deliverable by respondent, during the hour of peak sales, under all sales for resale and interchange contracts regardless of whether or not such stations or contracts constituted a part of the supply or distribution of power during the peak hour. If quantities of firm or reserve power are unlimited under a contract, state the maximum one-hour delivery or receipt thereunder during the past two years.
5. Designate affiliated interests under Sections II and III by an asterisk following the name of the company.

HOUR OF PEAK SALES TO ULTIMATE CUSTOMERS DURING YEAR

Date: January 17, 2000 Day of week: Monday Hours: 7:00-8:00 p.m.

	Particulars (a)	Kind of Station (Steam, Hydro, etc.) (b)	Name Plate Capacity of Stations (c)	Available Capacities (See Instr. 4) (d)	Megawatts (e)
1	I. Generation (By stations):				
2					
3					
4					
5	NONE				
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16	Total - Generation		0	0	0
17	II. Purchase and Interchange Receipts:		(Kind of Power)		
18	Cogeneration		Purchase		269
19	Pennsylvania Power & Light Company		Interchange		111
20	Cleveland Electric Illuminating		Interchange		643
21	Metropolitan Edison Co.*/ Jersey Central Power & Light Co.*		Inter-area load		80
22	West Penn Power Company		Interchange		186
23	Total - Purchase and Interchange Receipts				1,289
24	Total - Generation, Purchase and Interchange Receipts			0	1,289
25	III. Sales for Resale and Interchange Deliveries:		(Kind of Power)		
26	Metropolitan Edison Company*		Interchange	Not Available	225
27	New York St. Elect. & Gas Corp. / Niagara Mohawk (combined)		Interchange	Not Available	939
28	West Penn Power Company		Interchange	Not Available	378
29	New York Power Authority		Interchange	Not Available	175
30	Pennsylvania Power & Light Company		Interchange	Not Available	154
31	Niagara Mohawk Corporation		Interchange	Not Available	128
32					
33					
34	Total - Sales for Resale and Interchange Deliveries				1,999
35	Balance Available for Sales to Ultimate Customers				(710)

PEAK-HOUR SALES TO ULTIMATE CUSTOMERS DURING LIFETIME OF RESPONDENT

Date: January 5, 1999 Day of Week: Tuesday Hour: From: 7:00 p. m. To: 8:00 p. m. M. W. Sales: 2,613

315 GENERATING STATION STATISTICS - JOINTLY OWNED OR OPERATED

1. If power was obtained by respondent during the year from a generating station operated by another entity solely for the benefit of respondent or for the mutual benefit of respondent and others, give below the information called for with respect to each such station.
2. Set forth in a footnote a brief description of the terms and conditions under which the station is operated, giving the name of the operating intermediary, if any, and the names of the mutual beneficiaries under the arrangement.
3. If any costs of operating a station, absorbed by respondent during the year were charged to accounts other than 555. Purchased Power, attach hereto a statement showing the complete accounting distribution of all costs absorbed by respondent, including any revenue or income derived by respondent, incident to the station operation.

	Item (a)	(b)
1	Kind of station (steam, hydro, etc.)	
2	Location	
3	Year station originally constructed	
4	Number of Units	
5	Year last unit installed	
6	Installed Generating Capacity - KW	
7	Owned by respondent	
8	Owned by affiliated interest	
9	Owned by others	
10	Total	
11	Maximum demand on station during year:	
12	By respondent	
13	By others	
14	Total	
15	Plant hours connected to load of respondent	
16	Net Generation (excluding station use)	
17	Original cost of plant (omit cents):	
18	Owned by respondent	
19	Owned by affiliated interest	
20	Owned by others	
21	Total	
22	Cost per KW of installed capacity	
23	Generating Costs	
24	Operating costs	
25	Fuel	
26	Other operating costs	
27	Maintenance	
28	Other	
29	Total	

	Item (a)	(b)
30	Fixed costs (State amounts and percentages)	
31	Interest or return on investment	
32	Depreciation	
33	Interest on working capital	
34	Other fixed costs	
35	Total	
36	Total Cost of Generation	
37	Fuel	
38	Kind	
39	Unit (Ton - 2000 lbs; gal.; M. Cu. Ft.; etc.)	
40	Average BTU per unit	
41	Quantity (Units) of fuel consumed	
42	Average cost per unit of fuel consumed	
43	Average cost per million BTU	
44	Fuel cost per net kwh generated	
45	Average BTU per kwh generated	
46	Kwh received by respondent	
47	Cost of power received by respondent	
48	Operating Costs	
49	Fixed Costs	
50	Total	

NONE

701-A CONSTRUCTION OVERHEADS

1. Report below the information called for concerning overheads for the year.
2. List in column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items.
3. On the lower section of this schedule furnish the requested explanatory information concerning construction overheads.
4. A respondent should not report "none" to this schedule if no overhead apportionments are made, but rather should explain on the lower section of this schedule that only such engineering, supervision and administrative costs, etc., which are directly charged to construction, if this is the case. Engineering, supervision, administrative, and interest costs, etc., which are first assigned to a blanket work order and then prorated to construction jobs shall be considered overheads for the purposes of formulating a response to this schedule.
5. Group the data by departments and show separate totals for each department.

Name of overhead (a)	Total overheads cleared to Construction (b)	Cost of construction to which overheads were charged (exclusive of overhead charges) (c)	Percent Overheads to Construction Cost (d)
See page 217 of Pennsylvania Electric Company's 2000 FERC Form 1.	$	$	
Total			

701-B GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead for plant, explain (a) nature of the engineering, supervisory, or administrative work, etc., the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) percentages applied to different types of construction, (e) basis of differentiation in percentages for different types of construction, and (f) amounts capitalized for each overhead for the year for which this report is submitted.
2. In addition to other information concerning engineering and superintendence or other such overheads, explain whether the amounts treated as overheads include all engineering and superintendence cost or only such portions as are not directly chargeable to specific jobs.
3. For interest during construction state the interest rate used, the basic charges to which applied, in addition to the amounts capitalized for the year for which this report is submitted.

See page 218 of Pennsylvania Electric Company's 2000 FERC Form 1.

702 MISCELLANEOUS GENERAL EXPENSES (Account 930)

Report below the information called for concerning items included in miscellaneous general expenses.
Show allocation to other departments, if any.

Line No.	Description of Item (a)	Amount (B)
	See page 335 of Pennsylvania Electric Company's 2000 FERC Form 1.	

703 EMPLOYEES & PAYROLL STATISTICS

1. Section A shall be itemized according to the departmental payroll classification maintained by respondent at the end of the year. (For example, executive, accounting, treasury, engineering, etc.)
2. Operation and maintenance, under Section B, shall be summarized according to the functional groups of accounts prescribed in the Uniform Systems of Accounts applicable to respondent.

	Payroll Classification (a)	Number Beginning of year (b)	Number End of year (c)
1	President	-	-
2	Administration & Finance	0	0
3	Legal Services	0	0
4	Public Affairs	0	0
5	Rates & Marketing	0	0
6	Customer Service & Operation	0	0
7	Process Support (Genco)	0	0
8	Generation	0	0
9			
10	**NONE**		
11			
12	As a result of an expanded service company approach for which Securities and Exchange		
13	Commission approval is being sought, all of Penelec's personnel, including the union		
14	personnel, were transferred to GPU Service, Inc., effective January 1, 1999. For this pur-		
15	pose, GPU Service, Inc., has created an Operations Division, which includes substantially		
16	all of the employees who were transferred to GPU Service, Inc.		
17			
18	Totals	0	0

B. DISTRIBUTION OF SALARIES AND WAGES FOR YEAR (Omit cents)

	Item (a)	Total (b)	Department Distribution			
			Electric (c)	(d)	(e)	(f)
	Operation (by functional groups):					
19						
20						
21						
22	**NONE**					
23						
24						
25						
26	Total					
27	Maintenance (by functional groups):					
28						
29						
30						
31						
32						
33	Total					
34	Construction					
35	Plant Removal					
36	Transportation					
37	Stores					
38	Other (Specify)					
39						
40						
41						
42	Grand Total					

704 CLASSIFICATION OF CUSTOMERS, UNITS SOLD AND OPERATING REVENUES BY TARIFF SCHEDULES

1. Show hereunder the details called for concerning Customers, M. C. F. Therms, or K. W. H. (indicate units used) Sold, and Operating Revenues by Tariff Schedules.
2. Group the data by prescribed operating revenue accounts.
3. Column (c) shall reflect the average number of customers during the year based upon such customers during each month of the year.

Line No.	Tariff Pa. PUC Number (a)	Tariff Schedule Code No. or Letter (b)	Number of Customers			Sales During Year			Revenue	
			Beginning of Year (c)	End of Year (d)	Average During Year (e)	KWH Sold (f)	Operating Revenues (g)	KWH per Customer (h)	Per Customer (i)	Per KWH (j)
1										
2										
3										
4										
5		**See page 304 of Pennsylvania Electric Company's**								
6		**2000 FERC Form 1.**								
7										
8										
9										
10										
11										
12										
13										
14										
15										
16										
17										
18										
19										
20										
21										
22										
23										
24										
25										
26										
27										
28										
29										
30										
31										
32										
33										
34										
35										
36										
37										
38										
39										

705 TERRITORY CHARTERED AND SERVED

1. Report by counties, all communities within respondent's chartered territory, having a population over 10,000. Classify the remaining communities in each county as "other".

2. Column (b) shall show only that population of the community served by respondent. Indicate by an asterisk in column (c) communities served in part by respondent and by other agencies.

Community (a)	Population Served by Respondent (b)	Also Served By Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency Serving Same Community (e)
See attached schedule				

PENNSYLVANIA ELECTRIC COMPANY
Territory Chartered & Served - Electric
Detail of PENNSYLVANIA PUC Schedule 705 - 2000

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Armstrong County				
Cowanshemmock Township	2,813	*	126	West Penn Power Company
Plumcreek Township (part)**				
Redbank Township (part)**				
County Total	**2,813**		**126**	
Bedford County				
Bedford Borough	3,137		1,953	
Bedford Township	4,945	*	1,672	Bedford Rural Electric Cooperative
Broad Top Township	1,918	*	791	New Enterprise Rural Electric Coop.
Coaldale Borough	143		66	
Colerain Township	1,058	*	107	Bedford Rural Electric Coop.
East St. Clair Township	2,765	*	586	Bedford Rural Electric Coop.
Everett Borough	1,777		1,113	
Harrison Township	967	*	137	Bedford Rural Electric Coop.
Hopewell Borough	194		129	
Hopewell Township	1,928	*	331	New Enterprise Rural Electric Coop.
Kimmell Township	1,605	*	449	Valley Rural Electric Cooperative
King Township	1,226	*	191	Bedford Rural Electric Coop.
Liberty Township	1,478	*	631	New Enterprise Rural Electric Coop.
Lincoln Township	394	*	73	Bedford Rural Electric Coop.
Manns Choice Borough	249		141	
Napier Township	2,054	*	518	Bedford Rural Electric Cooperative
New Paris Borough	223		89	
Pleasantville Borough	215		124	
Rainsburg Borough	175		76	
St. Clairsville Borough	88		48	
Saxton Borough	838		474	
Schellsburg Borough	245		139	
Snake Spring Valley Township	1,511	*	384	Bedford Rural Electric Cooperative
South Woodbury Township	1,839	*	317	New Enterprise Rural Electric Coop.
West Providence Township	3,233	*	738	Bedford Rural Electric Cooperative
West St. Clair Township	1,543	*	368	Bedford Rural Electric Cooperative
Woodbury Borough	239		113	
Woodbury Township	1,129	*	111	New Enterprise Rural Electric Cooperative
County Total	**37,116**		**11,869**	

4/20/01
W:APM:PoliticalSubdivision:POLSubSchedule2000

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Blair County				
Allegheny Township	7,023	*	2,641	Valley Rural Elec Coop & Southwes Rural Elec.Coop.
Altoona City	51,881		23,319	
Antis Township	6,176		3,031	
Bellwood Borough	1,976		936	
Blair Township	3,994	*	1,842	Valley Rural Electric Cooperative
Catharine Township	738	*	188	Valley Rural Electric Cooperative
Duncansville Borough	1,309		879	
Frankstown Township	7,243	*	2,517	Valley Rural Electric Cooperative
Freedom Township	2,959	*	811	Valley Rural Electric Cooperative
Greenfield Township	3,802	*	1,090	Valley Rural Electric Cooperative
Hollidaysburg Borough	5,624		2,871	
Huston Township	1,189	*	226	Valley Rural Electric Cooperative
Juniata Township	1,116	*	83	Valley Rural Electric Cooperative
Logan Township	12,381		4,989	
Martinsburg Borough	2,119		1,082	
Newry Borough	288		345	
North Woodbury Township	2,219	*	842	Valley Rural Electric Cooperative
Roaring Spring Borough	2,615		1,251	
Snyder Township	3,163	*	1,632	Valley Rural Electric Cooperative
Taylor Township	2,327	*	778	Valley Rural Electric Cooperative
Tyrone Borough	5,743		2,892	
Tyrone Township	1,677	*	620	Valley Rural Electric Cooperative
Williamsburg Borough	1,456		695	
Woodbury Township	1,418	*	315	Valley Rural Electric Cooperative
County Total	**130,436**		**55,875**	
Bradford County				
Alba Borough	170		76	
Albany Township	927	*	220	Claverack Elect Cooperative, Inc.
Asylum Township	981	*	290	Claverack Electric Coop. Inc.
Athens Borough	3,468		1,519	
Athens Township	4,755	*	2,029	Claverack Elec Coop & Tri-Cty Rural Elec. Coop.
Burlington Borough	479		9	
Burlington Township	705	*	233	Claverack Electric Coop., Inc.
Canton Borough	1,966		962	
Canton Township	2,099	*	794	Claverack Electric Coop. Inc.
Columbia Township	1,077	*	306	Tri-County Rural Electric Coop. Inc.
Franklin Township	557	*	255	Claverack Electric Coop., Inc.
Grantville Township	837	*	40	Claverack Elec Coop & Tri-Cty Rural Elec. Coop.

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Bradford County(continued)				
Herrick Township	647	*	73	Claverack Electric Coop., Inc.
LeRaysville Borough	336		148	
Leroy Township	610	*	187	Claverack Electric Coop., Inc.
Litchfield Township	1,296	*	47	Claverack Electric Coop., Inc.
Monroe Borough	540		243	
Monroe Township	1,235	*	563	Claverack Electric Coop., Inc.
Monroeton Borough			3	
New Albany Borough	306		265	
North Towanda Township	909	*	460	Claverack Electric Coop., Inc.
Orwell Township	1,107	*	309	Claverack Electric Coop., Inc.
Overton Township	157	*	68	Claverack Electric Coop., Inc.
Pike Township	684	*	149	Claverack Electric Coop., Inc.
Ridgebury Township	2,026	*	337	Tri-County Rural Elect. Coop., Inc.
Rome Borough	475		264	
Rome Township	1,043	*	132	Claverack Electric Coop., Inc.
Sayre Borough	5,791		2,909	
Sheshequin Township	1,211	*	379	Claverack Electric Coop., Inc.
Smithfield Township	1,520	*	428	Claverack Elec Coop & Tri-Cty Rural Elec. Coop.
South Creek Township	1,229	*	332	Tri-County Rural Elect. Coop. Inc.
South Waverly Borough	1,049		479	
Springfield Township	1,118	*	133	Tri-County Rural Elect. Coop. Inc.
Standing Stone Township	436	*	82	Claverack Electric Coop., Inc.
Stevens Township	401	*	4	Claverack Electric Coop., Inc.
Sylvania Borough	203		98	
Terry Township	871	*	102	Claverack Electric Coop., Inc.
Towanda Borough	3,242		1,674	
Towanda Township	1,133	*	368	Claverack Electric Coop., Inc.
Troy Borough	1,262		726	
Troy Township	1,797	*	762	Tri-County Rural Elect. Coop. Inc.
Tuscarora Township	996	*	451	Claverack Electric Coop., Inc.
Ulster Township	1,295	*	569	Claverack Elec Coop. & Tri-Cty Rural Elec. Coop.
Warren Township	927	*	351	Claverack Electric Coop., Inc.
Wells Township	1,018	*	275	Tri-County Rural Elect. Coop. Inc.
West Burlington Township	417	*	100	Claverack Electric Coop., Inc.
Wilmot Township	1,057	*	208	Claverack Electric Coop., Inc.
Windham Township	862	*	289	Claverack Electric Coop., Inc.
Wyalusing Borough	686		404	
Wyalusing Township	1,235	*	530	Claverack Electric Coop., Inc.
Wysox Township	1,685	*	928	Claverack Electric Coop., Inc.
County Total	**60,833**		**22,562**	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Cambria County				
Adams Township	6,869	*	2,967	SW Central Rural Electric Cooperative
Allegheny Township	2,075	*	237	SW Central Rural Electric Coop.
Ashville Borough	306		174	
Barnesboro Borough	2,530		1,248	
Barr Township	2,260	*	514	SW Central Rural Electric Cooperative
Blacklick Township	2,206	*	563	SW Central Rural Electric Coop.
Brownstown Borough	937		395	
Cambria Township	6,357	*	2,096	SW Central Rural Electric Coop.
Carrolltown Borough	1,286		592	
Cassandra Borough	192		82	
Chest Springs Borough	166		108	
Chest Township	312	*	50	SW Central Rural Electric Coop.
Clearfield Township	1,749	*	44	SW Central Rural Electric Coop.
Conemaugh Township	2,399	*	937	SW Ctrl Rural Elec Coop & West Penn Power Co.
Cresson Borough	1,784		1,186	
Cresson Township	3,284	*	933	SW Central Rural Electric Coop.
Croyle Township	2,451	*	821	SW Central Rural Electric Coop.
Daisytown Borough	367		132	
Dale Borough	1,642		716	
Dean Township	398	*	192	SW Central Rural Electric Coop.
East Carroll Township	1,951	*	283	SW Central Rural Electric Coop.
East Conemaugh			1	
East Taylor Township	3,073		1,316	
Ebensburg Borough	3,872		1,918	
Elder Township	1,185	*	439	SW Ctrl Rural Elec Coop & United Elec Coop.
Ferndale Borough	2,020		896	
Franklin Borough	565		240	
Gallitzen Borough	2,003		868	
Gallitzen Township	1,289	*	218	SW Central Rural Electric Coop.
Geistown Borough	2,749		1,524	
Hastings Borough	1,431		704	
Jackson Township	5,213	*	1,589	SW Central Rural Electric Coop.
Johnstown City	28,134		13,817	
Lilly Borough	1,162		551	
Lorain Borough	824		310	
Loretto Borough	1,072		256	
Lower Yoder Township	3,342		1,503	
Middle Taylor Township	802		386	
Munster Township	638	*	123	SW Central Rural Electric Coop.
Nanty Glo Borough	3,190		1,470	
Patton Borough	2,206		1,101	
Portage Borough	3,105		1,748	
Portage Township	4,039	*	1,093	SW Central Rural Electric Coop.
Reade Township	1,716	*	818	United Electric Cooperative, Inc.
Richland Township	12,777	*	5,231	SW Central Rural Electric Coop.
Sankertown Borough	770		310	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Cambria County (continued)				
Scalp Level Borough	1,158		395	
South Fork Borough	1,197		560	
Southmont Borough	2,415		1,126	
Spangler Borough	2,068		963	
Stonycreek Township	3,562		1,601	
Summerhill Township	2,798	*	722	SW Central Rural Electric Coop.
Susquehanna Township	2,299	*	757	SW Ctrl Rural Elec Coop & United Elec. Coop.
Tunnelhill Borough	259		149	
Upper Yoder Township	5,435		2,292	
Vintondale Township	582		288	
Washington Township	929		318	
West Carroll Township	1,524	*	562	
Westmont Borough	5,789		2,481	
West Taylor Township	995		432	
White Township	553	*	883	SW Central Rural Electric Coop.
Wilmore Borough	277		130	
County Total	**160,638**		**66,359**	
Cameron County				
Gibson Township (part)**				
Grove Township (part)**				
Centre County				
Burnside Township	390	*	143	
Ferguson Township (part)**				
Halfmoon Township (part)**				
Harris Township (part)**				
Philipsburg Borough	3,048		1,609	
Rush Township	3,411		1,970	
Snow Shoe Borough	800		393	
Snow Shoe Township	1,756	*	882	United Electric Cooperative, Inc.
S. Philipsburg Borough	438		200	
Worth Township (part)**				
County Total	**9,843**		**5,197**	
Clarion County				
Ashland Township	1,019	*	126	Central Electric Cooperative
Beaver Township	1,840	*	632	Central Electric Cooperative
Callensburg Borough	205		115	
Clarion Township			3	
Elk Township	1,526	*	306	Central Electric Cooperative
Farmington Township	1,927	*	1,203	Central Electric Co-Op & United Electric Coop.
Foxburg Township	262		141	
Highland Township	573	*	22	Central Electric Cooperative
Knox Borough	1,182		652	
Knox Township	1,281	*	320	Central Electric Cooperative

** Charter for transmission line only

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Clarion County (continued)				
Licking Township	483	*	74	Central Electric Cooperative
Linestone Township (part)**				
Monroe Township (part)**				
Paint Township	1,730	*	822	Central Electric Cooperative
Piney Township (part)**				
Clarion County (continued)				
Porter Township (part)**				
Redbank Township (part)**				
Richland Township	490	*	142	Central Electric Cooperative
St. Petersburg Borough	349		203	
Salem Township	893	*	175	Central Electric Cooperative
Shippenville Borough	474		283	
Washington Township	1,925	*	596	Central Electric Cooperative
County Total	**16,159**		**5,815**	
Clearfield County				
Beccaria Township	1,917	*	776	United Electric Cooperative, Inc.
Bell Township	925	*	154	United Electric Cooperative, Inc.
Bigler Township	1,391	*	709	United Electric Cooperative, Inc.
Bloom Township	454	*	155	United Electric Cooperative, Inc.
Boggs Township	1,907	*	558	United Electric Cooperative, Inc.
Bradford Township	2,504	*	1,138	United Electric Cooperative, Inc.
Brady Township	2,023	*	556	United Electric Cooperative, Inc.
Brisbin Borough	369		174	
Burnside Borough	350		157	
Burnside Township	1,137	*	269	United Electric Cooperative, Inc.
Chest Township	565	*	23	United Electric Cooperative, Inc.
Chester Hill Borough	945		489	
Clearfield Borough	6,633		3,669	
Coalport Borough	578		317	
Cooper Township	2,590	*	1,158	United Electric Cooperative, Inc.
Covington Township	648	*	231	United Electric Cooperative, Inc.
Curwensville Borough	2,924		1,447	
Decatur Township	3,004	*	1,515	United Electric Cooperative, Inc.
Dubois City	8,286		4,311	
Falls Creek Borough***	54		19	
Girard Township	630	*	153	United Electric Cooperative, Inc.
Glen Hope Borough	187		82	
Goshen Township	346	*	70	United Electric Cooperative, Inc.
Graham Township	1,231	*	16	United Electric Cooperative, Inc.
Grampian Borough	395		280	
Greenwood Township	415	*	127	United Electric Cooperative, Inc.

***Located in both Jefferson and Clearfield Counties

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Clearfield County (continued)				
Gulich Township	1,192		649	
Houtzdale Borough	1,204		611	
Huston Township	1,352	*	596	United Electric Cooperative, Inc.
Irvona Borough	666		345	
Jordan Township	533	*	136	United Electric Cooperative, Inc.
Karthaus Township	547	*	315	United Electric Cooperative, Inc.
Knox Township	704	*	352	United Electric Cooperative, Inc.
Lawrence Township	8,000	*	3,728	United Electric Cooperative, Inc.
Lumber City Borough	83		36	
Mahaffey Borough	341		271	
Morris Township	2,680	*	1,342	United Electric Cooperative, Inc.
Newburg Borough	117		48	
New Washington	78		32	
Osceola Borough	1,310		615	
Penn Township	1,372	*	472	United Electric Cooperative, Inc.
Pike Township	2,044	*	579	United Electric Cooperative, Inc.
Pine Township	43	*	24	United Electric Cooperative, Inc.
Ramey Borough	536		262	
Sandy Township	9,005	*	4,298	United Electric Cooperative, Inc.
Troutville Township	226		98	
Union Township	833	*	262	United Electric Cooperative, Inc.
Wallaceton Borough	319		163	
Westover Borough	446		190	
Woodward Township	1,621	*	937	United Electric Cooperative, Inc.
County Total	**77,660**		**34,914**	
Clinton County				
Chapman Township (part)**				
East Keating Township (part)**				
Noyes Township (part)**				
West Keating Township (part)**				
Crawford County				
Athens Township	699	*	147	NW Rural Electrical Cooperative
Beaver Township	831	*	66	NW Rural Electrical Cooperative
Bloomfield Township	1,839	*	1,187	NW Rural Electrical Cooperative
Blooming Valley Borough	391		164	
Cambridge Township	1,496	*	423	NW Rural Electrical Cooperative
Cambridge Sprgs Borough	1,837		853	
Centerville Borough	249		131	
Cochranton Borough	1,174		587	
Conneaut Township	1,399	*	279	NW Rural Electrical Cooperative
Conneautville Borough	822		440	
Cussewago Township	1,409	*	160	NW Rural Electrical Cooperative
East Fairfield Township	890		468	
East Mead Township	1,441	*	126	NW Rural Electrical Cooperative

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Crawford County (continued)				
Fairfield Township	997		453	
Greenwood Township	1,361		176	
Hayfield Township	2,937	*	547	NW Rural Electrical Cooperative
Hydetown Borough	681		301	
Linesville Borough	1,166		613	
Meadville City	14,318		6,289	
North Shenango Township	902		962	
Oil Creek Township	2,069	*	659	NW Rural Electrical Cooperative
Pine Township	455	*	180	NW Rural Electrical Cooperative
Randolph Township	1,661	*	324	NW Rural Electrical Cooperative
Richmond Township	1,370	*	134	NW Rural Electrical Cooperative
Rockdale Township	1,045	*	30	NW Rural Electrical Cooperative
Rome Township	1,491	*	59	NW Rural Electrical Cooperative
Sadsbury Township	2,575		62	
Saegerstown Borough	1,066		481	
Sparta Township	1,554	*	434	
Spartansburg Borough	403		203	
Spring Township	1,561	*	276	NW Rural Electrical Cooperative
Springboro Borough	471		264	
Steuben Township	820	*	39	NW Rural Electrical Cooperative
Summerhill Township	1,264	*	235	NW Rural Electrical Cooperative
Summit Township	1,890	*	748	NW Rural Electrical Cooperative
Titusville City	6,434		2,805	
Townville Borough	358		177	
Union Township	895		360	
Venango Township	729		238	NW Rural Electrical Cooperative
Venango Borough	289		126	
Vernon Township	5,605	*	1,982	NW Rural Electrical Cooperative
Wayne Township	1,401	*	93	NW Rural Electrical Cooperative
West Mead Township	5,401	*	2,041	NW Rural Electrical Cooperative
Woodcock Township	2,412	*	626	NW Rural Electrical Cooperative
Woodcock Borough	148		60	
County Total	**80,206**		**27,008**	
Cumberland County				
Hopewell Township	1,913	*	313	Adams Electric Cooperative
Lower Frankford Township	1,491	*	37	Adams Electric Cooperative
Lower Mifflin Township	1,700	*	23	Adams Electric Cooperative
Newburg Borough	312		132	
Shippensburg Borough***	4,328		2,288	
Shippensburg Township	4,606		890	
Southampton Township	3,552	*	987	Adams Electric Cooperative
Upper Frankford Township	1,703	*	5	Adams Electric Cooperative
Upper Mifflin Township	1,013	*	19	Adams Electric Cooperative
West Pennsboro			1	
County Total	**20,618**		**4,695**	

***Located in both Franklin and Cumberland Counties

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Elk County				
Fox Township (part)**				
Highland Township (part)**				
Horton Township (2 parts)**				
Jones Township (part)**				
Ridgeway Borough (part)**				
Ridgeway Township (part)**				
Erie County				
Albion Borough	1,575		763	
Amity Township	1,034	*	144	NW Rural Electrical Cooperative
Concord Township	1,384	*	231	NW Rural Electrical Cooperative
Conneaut Township	1,938	*	491	NW Rural Electrical Cooperative
Corry City	7,216		3,293	
Cranesville Borough	598		281	
East Spring Borough			32	
Edinboro Borough	7,736		1,602	
Elgin Borough	229		76	
Elk Creek Township	1,738	*	460	Northwestern Rural Electric Coop.
Erie City	108,718		44,801	
Fairview Borough	1,988		745	
Fairview Township	7,839	*	3,436	NW Rural Electrical Cooperative
Franklin Township	1,429	*	164	NW Rural Electrical Cooperative
Girard Township	4,722	*	2,464	NW Rural Electrical Cooperative
Greene Township	4,959		2,162	
Greenfield Township	1,770		791	
Harborcreek Township	15,108		6,281	
Lake City Borough	2,519		1,067	
Lawrence Park Township	4,310		1,572	
Leboeuf Township	1,521	*	466	NW Rural Electrical Cooperative
McKean Township	4,503	*	1,770	NW Rural Electrical Cooperative
McKean Borough	418		233	
Millcreek Township	46,820		24,310	
Mill Village Borough	429		188	
North East Borough	4,617		2,036	
North East Township	6,283		3,150	
Platea Borough	467		169	
Springfield Township	3,218	*	1,715	NW Rural Electrical Cooperative
Summit Township	5,284		2,593	
Union Township	1,735	*	415	NW Rural Electrical Cooperative
Union City Borough	3,537		1,526	
Venango Township	2,235		969	
Washington Township	4,102	*	1,678	NW Rural Electrical Cooperative
Waterford Township	3,402		1,585	
Waterford Borough	1,492		748	
Wattsburg Borough	486		222	
Wayne Township	1,679	*	328	NW Rural Electrical Cooperative
Wesleyville Borough	3,655		1,385	
County Total	**272,693**		**116,342**	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Forest County				
Barnett Township	400	*	420	United Electric Cooperative, Inc.
Green Township	335	*	231	Central Electric Cooperative
Harmony Township	499	*	650	Warren Electric Cooperative
Hickory Township	513	*	309	Central Electric Cooperative & Warren Elec. Coop
Howe Township	300	*	219	Warren Electric Cooperative
Jenks Township	1,321	*	1,425	Warren Electric Cooperative
Kingsley Township	218	*	81	Central Electric Cooperative & Warren Elec. Coop
Tionesta Borough	634		407	
Tionesta Township	582	*	244	Central Electric Cooperative & Warren Elec. Coop
County Total	**4,802**		**3,986**	
Franklin County				
Fannett Township	2,309		1,169	
Letterkenny Township	2,251	*	475	Adams Electric Cooperative
Lurgan Township	2,026	*	533	Adams Electric Cooperative
Metal Township	1,612	*	573	Valley Rural Electric Cooperative
Orrstown Borough	220		130	
Shippensburg Borough***	1,003		581	
Southampton Township	5,484	*	1,875	Adams Electric Cooperative
County Total	**14,905**		**5,336**	

***Located in both Franklin and Cumberland Counties

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Huntington County				
Alexandria Borough	411		209	
Birmingham Borough	450	*	47	Valley Rural Electric Cooperative
Brady Township	1,053	*	142	Valley Rural Electric Cooperative
Broad Top City Borough	331		199	
Carbon Township	438		179	
Clay Township	921	*	162	Valley Rural Elec Coop & New Enter Rural Elec. Coop
Coalmont Borough	109		59	
Cromwell Township	1,500	*	284	Valley Rural Electric Cooperative
Dublin Township	1,119	*	36	Valley Rural Electric Cooperative
Dudley Borough	232		113	
Franklin Township	466		248	
Henderson Township	933	*	235	Valley Rural Electric Cooperative
Hopewell Township	540	*	66	Valley Rural Electric Cooperative
Huntingdon Borough	6,843		3,180	
Juniata Township	429		49	
Lincoln Township	320	*	12	Valley Rural Electric Cooperative
Logan Township	684	*	160	Valley Rural Electric Cooperative
Mapleton Borough	529		268	
Marklesburg Borough	165		160	
Mill Creek Borough	392		190	
Morris Township	415	*	92	Valley Rural Electric Cooperative
Mount Union Borough	2,878		1,396	
Oneida Township	1,085	*	214	Valley Rural Electric Cooperative
Orbisonia Borough	447		280	
Penn Township	956	*	126	Valley Rural Electric Cooperative
Petersburg Borough	469		209	
Porter Township	1,942	*	1,005	Valley Rural Electric Cooperative
Rockhill Borough	421		225	
Saltillo Borough	347		159	
Shade Gap Borough	113		53	
Shirley Township	2,494	*	592	Valley Rural Electric Cooperative
Shirleyburg Borough	140		78	
Smithfield Township	4,181	*	869	Valley Rural Electric Cooperative
Springfield Township	507	*	7	Valley Rural Electric Cooperative
Spruce Creek Township	281	*	147	Valley Rural Electric Cooperative
Tell Township	551	*	61	Valley Rural Electric Cooperative
Three Springs Borough	422		249	
Todd Township	889	*	59	Valley Rural Electric Cooperative
Union Township	992	*	106	Valley Rural Electric Cooperative
Walker Township	1,515	*	544	Valley Rural Electric Cooperative
Warriors Mark Township	1,375		693	
Wood Township	727	*	378	Valley Rural Electric Cooperative
County Total	**41,012**		**13,540**	

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Indiana County				
Armagh Borough	104		146	
Armstrong Township	3,048	*	394	SW Central Rural Electric Coop.
Banks Township	995	*	22	SW Central Rural Elec Coop & United Elec Coop. Inc.
Blacklick Township	1,225	*	62	SW Central Rural Electric Coop.
Blairsville Borough	3,595		1,920	
Brush Valley Township	1,311	*	357	SW Central Rural Electric Coop.
Buffington Township	1,217	*	55	SW Central Rural Electric Coop.
Burrell Township	3,669	*	1,867	SW Central Rural Electric Coop.
Canoe Township	1,915	*	494	SW Central Rural Electric Coop.
Center Township	5,257	*	1,721	SW Central Rural Electric Coop.
Cherryhill Township	2,764	*	509	SW Central Rural Electric Coop.
Cherry Tree Borough	431		187	
Clymer Borough	1,499		822	
Conemaugh Township	2,448	*	127	SW Central Rural Elec Coop & West Penn Power Co.
East Mahoning Township	1,140	*	44	SW Central Rural Electric Coop.
East Wheatfield Township	2,735	*	930	SW Central Rural Electric Coop.
Ernest Borough			2	
Glen Campbell Borough	313		148	
Grant Township	729	*	81	SW Central Rural Electric Coop.
Green Township	4,095	*	975	SW Central Rural Electric Coop.
Homer City Borough	1,809		1,162	
Indiana Borough	15,174		5,741	
Jacksonville Borough	89		72	
Marion Center Borough	476		275	
Montgomery Township	1,729	*	463	SW Central Rural Electric Cooperative
North Mahoning Township	1,254	*	253	SW Central Rural Elec Coop. & United Elec. Coop.
Pine Township	2,172	*	407	SW Central Rural Electric Cooperative
Plumville Borough	390		148	
Rayne Township	3,339	*	725	SW Central Rural Electric Cooperative
Shelocta Borough	108		93	
Smicksburg Borough	76		61	
South Mahoning Township	1,713	*	146	SW Central Rural Electric Cooperative
West Mahoning Township	1,032	*	102	SW Central Rural Elec Coop. & United Elec. Coop.
West Wheatfield Township	2,370	*	584	SW Central Rural Electric Coop.
White Township	13,788	*	4,693	Southwest Central Rural Elec
Young Township	1,805	*	466	SW Central Rural Electric Coop.
County Total	**86,314**		**26,254**	
Jefferson County				
Barnett Township	269		57	
Beaver Township	551	*	81	United Electric Cooperative, Inc.
Bell Township	2,055	*	730	United Elec Coop, Inc. & SW Central Rural Elec. Coop.
Big Run Borough	699		345	
Brockway Borough	2,207		1,143	
Brookville Borough	4,184		2,057	
Clover Township	523	*	180	United Electric Cooperative, Inc.
Corsica Borough	337		203	
Eldred Township	1,197	*	323	United Electric Cooperative, Inc.

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Jefferson County (continued)				
Falls Creek Borough***	1,033		522	
Gaskill Township	675	*	231	United Elec Coop, Inc. & SW Central Rural Elec. Coop.
Henderson Township	1,376	*	286	United Electric Cooperative, Inc.
Knox Township	1,014	*	280	United Electric Cooperative, Inc.
McCalmont Township	1,006	*	287	United Electric Cooperative, Inc.
Oliver Township	1,119	*	4	United Electric Cooperative. Inc.
Perry Township	1,293	*	278	United Electric Cooperative. Inc.
Pinecreek Township	1,413	*	480	United Electric Cooperative. Inc.
Porter Township	310	*	45	United Electric Cooperative. Inc.
Punxsutawney Borough	6,782		3,077	
Reynoldsville Borough	2,818		1,347	
Ringgold Township	705	*	238	United Electric Cooperative. Inc.
Rose Township	1,198	*	693	United Electric Cooperative. Inc.
Snyder Township	2,535	*	998	United Electric Cooperative. Inc.
Summerville Borough	675		280	
Sykesville Borough	1,387		615	
Timblin Borough	165		83	
Union Township	733	*	167	United Electric Cooperative. Inc.
Warsaw Township	1,213	*	237	United Electric Cooperative. Inc.
Washington Township	1,939	*	219	United Electric Cooperative. Inc.
Winslow Township	2,526	*	655	United Electric Cooperative. Inc.
Worthville Borough	65		39	
Young Township	1,667	*	777	United Electric Cooperative. Inc.
County Total	**45,669**		**16,957**	

***Located in both Clearfield and Jefferson Counties

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Juniata County				
Beale Township	629	*	147	Valley Rural Electric Cooperative
Lack Township	714	*	222	Valley Rural Electric Cooperative
Milford Township (part)**				
Spruce Hill Township	694	*	166	Valley Rural Electric Cooperative
Turbett Township (part)**				
Tuscarora Township	1,099	*	252	Valley Rural Electric Cooperative
County Total	**3,136**		**787**	
Lackawanna County				
Archbald Borough (part)**		*		Penna. Power & Light Co.
Benton Township (part)**		*		Penna. Power & Light Co.
Blakely Borough (part)**		*		Penna. Power & Light Co.
North Abington Twp (part)**		*		Penna. Power & Light Co.
Scott Township (part)**		*		Penna. Power & Light Co.

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Lycoming County				
McHenry Township (part)**				
Lewis Township	1,194		578	
McIntyre Township	588		344	
Pine Township (part)**				
County Total	**1,782**		**922**	
McKean County				
Annin Township	805		400	
Bradford City	9,625		4,413	
Bradford Township	5,065		2,119	
Ceres Township	981		483	
Corydon Township	319		328	
Eldred Borough	869		451	
Eldred Township	1,768		872	
Foster Township	4,691		2,194	
Hamilton Township	612		596	
Hamlin Township			1	
Keating Township	3,070		1,322	
LaFayette Township	2,106		866	
Lewis Run Borough	578		336	
Liberty Township	1,764		944	
Otto Township	1,820		810	
Port Allegany Borough	2,391		1,127	
Sergeant Township (part)**				
Smethport Borough			6	
County Total	**36,464**		**17,268**	
Mifflin County				
Armagh Township	3,627		2,020	
Bratton Township	1,427		662	
Brown Township	3,320		1,590	
Burnham Borough	2,197		1,044	
Decatur Township	2,735		1,330	
Derry Township	7,650		3,499	
Granville Township	5,090	*	2,466	Valley Rural Electric Cooperative
Juniata Terrace Borough	556		267	
Kistler Borough	314		149	
Lewistown Borough	9,341		4,925	
McVeytown Borough	408		294	
Menno Township	1,637		435	
Newton Hamilton Borough	287		123	
Oliver Township	1,822	*	586	Valley Rural Electric Cooperative
Union Township	3,265		1,333	
Wayne Township	2,521	*	1,214	
County Total	**46,197**		**21,937**	

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Perry County				
Blain Borough	266		137	
Centre Township (part)**				
Jackson Township	489		317	
Juniata Township (part)**				
Miller Township (part)**				
Saville Township (part)**				
Tobyne Township	455		650	
Tuscarora Township (part)**				
Wheatfield Township (part)**				
County Total	**1,210**		**1,104**	
Potter County				
Allegany Township (part)**				
Bingham Township	557	*	122	Tri-County Electric Coop., Inc.
Clara Township (part)**				
Galeton Borough	1,370		690	
Genessee Township	803	*	245	Tri-County Electric Coop., Inc.
Harrison Township	1,129	*	325	Tri-County Electric Coop., Inc.
Hebron Township (part)**				
Hector Township	336			
Oswayo Township (part)**				
Pike Township	252		169	
Pleasant Valley Twp (part)**				
Sharon Township	841	*	225	Tri-County Electric Coop., Inc.
Shinglehouse Borough	1,243		578	
Ulysses Borough	653		351	
Ulysses Township	557	*	337	Tri-County Electric Coop., Inc.
West Branch Township	286	*	10	Tri-County Electric Coop., Inc.
County Total	**8,027**		**3,052**	
Somerset County				
Addison Borough	212		132	
Addison Township	946	*	540	Somerset Rural Electric Coop.
Allegheny Township	695	*	19	Somerset Rural Electric Coop.
Benson Borough	277		110	
Berlin Borough			6	
Black Township	942	*	157	Somerset Rural Electric Coop.
Boswell Borough	1,485		725	
Brothers Valley Township	2,395	*	558	Somerset Rural Electric Coop.
Central City Borough	1,246		670	
Conemaugh Township	7,737	*	3,476	Somerset Rural Elec Coop & SW Cent. Rural Elec. Coop.
Confluence Borough	873		454	
Elk Lick Township	2,313	*	581	Somerset Rural Electric Coop.

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Somerset County (continued)				
Garrett Borough	520		258	
Hooversville Borough			1	
Jefferson Township	1,462	*	1,650	Somerset Rural Electric Coop.
Jenner Township	4,147	*	1,794	
Jennertown Borough	635		274	
Lincoln Township	1,655	*	562	Somerset Rural Electric Coop.
Meyersdale Borough	2,518		1,267	
New Centerville Borough	211		166	
Ogle Township	597	*	52	Somerset Rural Electric Coop.
Paint Borough	1,091		445	
Paint Township	3,491	*	1,491	Somerset Rural Electric Coop.
Quemahoning Township	2,301	*	1,002	Somerset Rural Electric Coop.
Rockwood Borough	1,014		536	
Salisbury Borough	716		483	
Shade Township	3,177	*	1,253	Somerset Rural Electric Coop.
Shanksville Borough	235		140	
Somerset Borough	6,454		3,533	
Somerset Township	8,732	*	4,918	Somerset Rural Electric Coop.
Stonycreek Township	2,083	*	400	Somerset Rural Electric Coop.
Stoystown Borough	389		172	
Summit Township	2,495	*	805	Somerset Rural Electric Coop.
Upper Turkeyfoot Township	1,132	*	190	Somerset Rural Electric Coop.
Ursina Borough	327		117	
Windber Borough	4,756		2,346	
County Total	**69,259**		**31,283**	
Sullivan County				
Cherry Township	1,481	*	946	Sullivan Rural Electric Coop.,Inc.
Colley Township	600	*	357	Claverack Electric Coop., Inc.
Davidson Township	597	*	338	Sullivan Rural Electric Coop.,Inc
Dushore Borough	738		539	Sullivan Rural Electric Coop.,Inc
Eagles Mere Borough	123		497	Sullivan Rural Electric Coop.,Inc
Forksville Borough			2	
Laporte Borough	328	*	142	Sullivan Rural Electric Coop.,Inc
Laporte Township	213	*	297	Sullivan Rural Electric Coop.,Inc
Shrewsbury Township	307	*	188	Sullivan Rural Electric Coop.,Inc
County Total	**4,387**		**3,306**	
Susquehanna County				
Apolacon Township	493		10	
Ararat Township	420		441	
Auburn Township	1,639	*	646	Claverack Electric Coop., Inc.
Bridgewater Township	2,368	*	974	Claverack Electric Coop., Inc.
Brooklyn Township	873	*	242	Claverack Electric Coop., Inc.
Choconut Township	799	*	215	Claverack Electric Coop., Inc.
Dimock Township	1,226	*	313	Claverack Electric Coop., Inc.
Forest Lake Township	1,229	*	176	Claverack Electric Coop., Inc.
Franklin Township	913	*	141	Claverack Electric Coop., Inc.

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Susquehanna County (continued)				
Friendsville Borough	102		55	
Gibson Township	1,015	*	354	Claverack Electric Coop., Inc.
Great Bend Borough	704		431	
Great Bend Township	1,817	*	722	Claverack Electric Coop., Inc.
Hallstead Borough	1,274		652	
Harford Township	1,100	*	415	Claverack Electric Coop., Inc.
Harmony Township	544		340	
Hop Bottom Borough	345		226	
Jackson Township	757	*	245	Claverack Electric Coop., Inc.
Jessup Township	483	*	138	Claverack Electric Coop., Inc.
Lanesboro Borough	659		179	
Lathrop Township	794	*	90	Claverack Electric Coop., Inc.
Lenox Township	1,581	*	487	Claverack Electric Coop., Inc.
Liberty Township	1,353	*	107	Claverack Electric Coop., Inc.
Little Meadows Borough	326		164	
Middletown Township	339	*	87	Claverack Electric Coop., Inc.
Montrose Borough	1,982		1,124	
New Milford Borough	953		530	
New Milford Township	1,731	*	707	Claverack Electric Coop., Inc.
Oakland Borough	641		266	
Oakland Township	544		208	
Rush Township	1,126	*	394	Claverack Electric Coop., Inc.
Silver Lake Township	1,542	*	558	Claverack Electric Coop., Inc.
Springville Township	1,424	*	383	Claverack Electric Coop., Inc.
Susquehanna Depot Bor.	1,760		818	
Thompson Borough	291		180	
Thompson Township	374		419	
County Total	**35,521**		**13,437**	
Tioga County				
Bloss Township	388		229	
Blossburg Borough	1,571		700	
Brookfield Township	432	*	43	Tri-County Rural Elec Coop.,Inc.
Charlestown Thip (part)**				
Chatham Township	607		56	
Clymer Township	597	*	122	Tri-County Rural Elec Coop.,Inc.
Covington Township	918		550	
Deerfield Township	647	*	177	Tri-County Rural Elec Coop.,Inc.
Delmar Township	4,361		1	
Duncan Township	248		149	
Elkland Borough	3,896		914	
Elkland Township			2	
Gaines Township	601	*	461	Tri-County Rural Elec Coop., Inc.
Hamilton Township	496		294	
Jackson Township	2,072	*	493	Tri-County Rural Elec Coop.,Inc.
Knoxville Borough	589		308	
Lawrence Township	1,519	*	461	Tri-County Rural Elec Coop.,Inc.
Lawrenceville Borough	481		330	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Tioga County (continued)				
Liberty Borough	199		124	
Liberty Township	930	*	195	Tri-County Rural Elec Coop.,Inc.
Mansfield Borough	3,538		1,110	
Middlebury Tship (part)**				
Morris Township	675	*	153	Tri-County Rural Elec Coop.,Inc.
Nelson Township	514	*	82	Tri-County Rural Elec Coop.,Inc.
Osceola Township	772	*	362	Tri-County Rural Elec Coop.,Inc.
Putnam Township	444		233	
Richmond Township	2,305	*	1,313	Tri-County Rural Elec Coop.,Inc.
Roseville Borough	230		108	
Rutland Township	646	*	190	Tri-County Rural Elec Coop.,Inc.
Shippen Township	508		374	
Sullivan Township	1,140	*	241	Tri-County Rural Elec Coop.,Inc.
Tioga Borough	638		343	
Tioga Township	1,019	*	341	Tri-County Rural Elec Coop.,Inc.
Union Township	931	*	499	Tri-County Rural Elec Coop.,Inc.
Ward Township	55		213	
Wellsboro Borough (part)**			1	
Westfield Borough	1,119		562	
Westfield Township	1,022	*	341	Tri-County Rural Elec Coop.,Inc.
County Total	**36,108**		**12,075**	
Venango County				
Allegheny Township	281	*	121	Warren Electric Cooperative
Barkeyville Borough			4	
Canal Township	1,067	*	318	Pennsylvania Power Co & NW Rural Elec. Coop.
Cherrytree Township	1,601	*	650	NW Rural Electric Cooperative
Clinton Township	733	*	141	Central Electric Cooperative
Clintonville Borough	520		213	
Cooperstown Borough	506		253	
Cornplanter Township	2,968	*	1,360	Warren Electric Cooperative
Cranberry Township	7,256	*	2,740	Central Electric Cooperative
Emlenton Borough	824		417	
Franklin City	7,329		3,543	
French Creek Township	1,676	*	704	Central Electric Cooperative
Irwin Township	1,182	*	275	Central Electric Cooperative
Jackson Township	1,089	*	318	NW Rural Electrical Cooperative
Oakland Township	1,527	*	650	NW Rural Electrical Cooperative
Oil City	11,949		5,333	
Oilcreek Township	915	*	425	Warren Electric Cooperative
Pinegrove Township	1,395	*	58	Central Electric Cooperative
Pleasantville Borough	991		409	
Plum Township	1,031	*	141	NW Rural Electrical Cooperative

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Venango County (continued)				
Polk Borough	1,267		230	
President Township	501	*	343	Central Electric Cooperative
Richland Township	775	*	82	Central Electric Cooperative
Rockland Township			1	
Rouseville Borough	583		252	
Sandycreek Township	2,495	*	688	Central Electric Cooperative
Scrubgrass Township	673	*	110	Central Electric Cooperative
Sugarcreek Township	5,532		2,630	
Utica Borough	242		126	
County Total	**56,908**		**22,535**	
Warren County				
Bear Lake Borough	193		89	
Brokenstraw Township	1,962	*	560	Warren Electric Cooperative
Clarendon Borough	650		284	
Columbus Township	1,776	*	529	Warren Electric Cooperative
Conewango Township	4,475	*	1,584	Warren Electric Cooperative
Deerfield Township	274	*	170	Warren Electric Cooperative
Eldred Township	669	*	171	Warren Elec Coop & NW Rural Elec. Cooperative
Elk Township	541	*	9	Warren Electric Cooperative
Farmington Township	1,287	*	352	Warren Electric Cooperative
Freehold Township	1,318	*	290	Warren Electric Cooperative
Glade Township	2,372	*	1,089	Warren Electric Cooperative
Limestone Township	359	*	448	Warren Electric Cooperative
Mead Township	1,579		1,025	
Pinegrove Township	2,756	*	942	Warren Electric Cooperative
Pittsfield Township	1,543	*	431	Warren Electric Cooperative
Pleasant Township	2,663	*	1,208	Warren Electric Cooperative
Sheffield Township	2,382	*	1,375	Warren Electric Cooperative
Southwest Township	626	*	99	Warren Elec Coop & NW Rural Elec. Cooperative
Spring Creek Township	843	*	118	Warren Electric Cooperative
Sugar Grove Borough	604		295	
Sugar Grove Township	1,745	*	381	Warren Electric Cooperative
Tidioute Borough	791		390	
Triumph Township	314	*	170	Warren Electric Cooperative
Warren Borough	11,122		5,340	
Youngsville Borough	1,775		921	
County Total	**44,619**		**18,270**	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Wayne County				
Buckingham Township	648		528	
Manchester Township	663		964	
Preston Township	1,044		1,339	
Scott Township	590		440	
Starrucca Borough	199		69	
County Total	**3,144**		**3,340**	
Westmoreland County				
Bolivar Borough	544		259	
Derry Township	15,446	*	727	SW Central Rural Elec Coop & West Penn Power Co.
Fairfield Township	2,276	*	320	West Penn Power Company
New Florence Borough	854		418	
St. Clair Township	1,603	*	334	West Penn Power Company
Seward Borough	522		417	
County Total	**21,245**		**2,475**	
Wyoming County				
Braintrim Township	465	*	252	Claverack Electric Coop., Inc.
Clinton Township (part)**				
Eaton Township	1,600	*	458	Claverack Electric Coop., Inc.
Exeter Township	763	*	371	Claverack Electric Coop., Inc.
Falls Township	2,055		932	
Forkston Township	316	*	100	Claverack Electric Coop., Inc.
Laceyville Borough	436		269	
Lemon Township	1,264	*	547	Claverack Electric Coop., Inc.
Mehoopany Township	888		476	
Meshoppen Borough	439		284	
Meshoppen Township	879	*	341	Claverack Electric Coop., Inc.
Nicholson Borough	857		428	
Nicholson Township	1,287	*	222	Claverack Electric Coop., Inc.
Northmoreland Township	1,462	*	216	Claverack Electric Coop., Inc.
Overfield Township (part)**				
Tunkhannock Borough	2,251		1,089	
Tunkhannock Township	4,371	*	1,676	Claverack Electric Coop., Inc.
Washington Township	1,212	*	562	Claverack Electric Coop., Inc.
Windham Township	778	*	65	Claverack Electric Coop., Inc.
County Total	**21,323**		**8,288**	
Pennsylvania Total	**1,451,047**		**576,914**	

**Charter for transmission line only

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
STATE OF NEW YORK:				
Bradford County				
South Waverly	1		1	
Broome County				
Town of Conklin			1	
Chemung County				
Chemung	95,203		19	New York State Electric and Gas Corporation
Chemung Borderline	14		1	
Delaware County				
Town of Hancock			2	
Tioga County				
Town of Barton	8,925		1,555	
Village of Waverly	4,787		2,182	
Town of Nichols			1	
Total State of New York	108,930		3,762	
Company Total	1,559,977		580,676	

State of New Jersey)
) SS
County of Morris)

We the undersigned P. E. Maricondo Comptroller
(NAME OF PRESIDENT OR OTHER CHIEF OFFICER) (TITLE)

and P. R. Chatman Assistant Comptroller
(NAME OF OFFICER IN CHARGE OF ACCOUNTS) (TITLE)

of Pennsylvania Electric Company ,

on our oath do severally say that the foregoing return has been prepared, under our direction, from the original books, papers and records of said company; that we have carefully examined the same and declare the same to be a complete and correct statement of the business and affairs of said company in respect to each and every matter and thing therein set forth to the best of our knowledge, information and belief; and we further say that no deductions were made before stating the gross earnings or receipts herein set forth except those shown in the foregoing accounts; and that the accounts and figures contained in the foregoing return embrace all of the financial transactions of said company during the period for which said return is made.

(PRESIDENT OR OTHER CHIEF OFFICER)
P. E. Maricondo, Comptroller

(NAME AND TITLE OF OFFICER
IN CHARGE OF THE ACCOUNTS)
P. R. Chatman, Assistant Comptroller

Subscribed and sworn to before me
this 23rd day of April, 2001

Barbara E. Jost

My commission expires
BARBARA E. JOST
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES AUGUST 12, 2004

G-16

Contact File	By ....
Database	By ....

ELECTRIC UTILITIES

ANNUAL REPORT

OF

Metropolitan Edison Company

(Give exact legal title of Utility, using "The" and "Company" only if part of corporate name.)

TO THE

PENNSYLVANIA PUBLIC UTILITY COMMISSION

FOR THE YEAR ENDED DEC 31 2000

THIS REPORT MUST BE FILED NOT LATER THAN APR 30 2001

UCRR-16-200-7/89

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Metropolitan Edison Company
Reading, Pennsylvania

We have audited the balance sheets of Metropolitan Edison Company as of December 31, 2000 and 1999, and the related statements of income for the years then ended, and the statements of retained earnings and of cash flows for the year ended December 31, 2000 included on pages 110 through 123.57 of the accompanying Federal Energy Regulatory Commission Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Edison Company as of December 31, 2000 and 1999, the results of its operations for the years then ended, and its changes in retained earnings and in cash flows for the year ended December 31, 2000, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is solely intended for the information and use of the board of directors and management of Metropolitan Edison Company and the Federal Energy Regulatory Commission.

PricewaterhouseCoopers LLP

January 31, 2001

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ______________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Metropolitan Edison Company		02 Year of Report Dec. 31, 2000
03 Previous Name and Date of Change *(if name changed during year)*		/ /
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 2800 Pottsville Pike, Reading, PA 19640-0001		
05 Name of Contact Person P.R. Chatman		06 Title of Contact Person Asst. Comptroller/Met-Ed
07 Address of Contact Person *(Street, City, State, Zip Code)* 310 Madison Avenue, Morristown, NJ 07962-1957		
08 Telephone of Contact Person, *Including Area Code* (973) 401-8236	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* 12/31/2000

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name P.R. Chatman	03 Signature P.R. Chatman	04 Date Signed *(Mo, Da, Yr)* 04/23/2001
02 Title Assistant Comptroller/Met-Ed		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	None
17	Electric Plant Held for Future Use	214	
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	
24	Materials and Supplies	227	None
25	Allowances	228-229	None
26	Extraordinary Property Losses	230	None
27	Unrecovered Plant and Regulatory Study Costs	230	None
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk	252	None
33	Other Paid-in Capital	253	
34	Discount on Capital Stock	254	None
35	Capital Stock Expense	254	None
36	Long-Term Debt	256-257	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	None
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	None
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	None
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	None
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	None
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	None
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	None
65	Generating Plant Statistics (Small Plants)	410-411	None
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	None
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[ ] Four copies will be submitted

[X] No annual report to stockholders is prepared

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* / /	Year of Report Dec. 31, 2000

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

P. R. Chatman
Assistant Comptroller- Metropolitan Edison Company
310 Madison Avenue
Morristown, NJ 07962-1957

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Commonwealth of Pennsylvania
July 24, 1922

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service in the Commonwealth of Pennsylvania.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

GPU, Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	York Haven Power Company	Generation & Sales	100	
2	(Project No. 1888)	of Electricity		
3				
4	Met-Ed Preferred Capital, Inc.	Finance Subsidiary	100	(A)
5	Met-Ed Capital, L.P.	Finance Subsidiary	100	
6				
7	Saxton Nuclear Experimental Corporation (SNEC)	See Note (B)	32	(B)
8				
9	Met-Ed Preferred Capital II, Inc.	Finance Subsidiary	100	(C)
10	Met-Ed Capital II, L.P.	Finance Subsidiary	100	(D)
11	Met-Ed Capital Trust	Finance Subsidiary		
12				
13	(A) A Delaware corporation, that is the sole			
14	general partner of Met-Ed Capital, L.P.			
15	Met-Ed Preferred Capital, Inc. and			
16	Met-Ed Capital, L.P. were both			
17	dissolved April 17, 2000.			
18				
19	(B) Control of SNEC is through ownership of			
20	common stock as follows: Jersey Central			
21	Power & Light Company 44%, Metropolitan			
22	Edison Company 32%, and Pennsylvania			
23	Electric Company 24%. SNEC owns a small			
24	demonstration nuclear reactor that has			
25	been partially decommissioned.			
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	(C) A Delaware corporation, that is the sole			
2	general partner of Met-Ed Preferred			
3	Capital II, Inc.			
4				
5	(D) A Deleware limited partnership, that is			
6	the sole grantor of Met-Ed Capital			
7	Trust			
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	See Footnote Data for "Executive Compensation"		
2	which is limited to information filed with the		
3	Securities and Exchange Commission		
4	in the Company's 2000 Form 10-K.		
5			
6			
7			
8			
9			
10			
11			
12			
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44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

EXECUTIVE COMPENSATION

The following table sets forth remuneration paid to the Chief Executive Officer and the four other most highly compensated executive officers of JCP&L, Met-Ed and Penelec for the year ended December 31, 2000.

The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1999, 1998 and 1997.

Remuneration of Executive Officers

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation: Awards	Long-Term Compensation: Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compens-ation($)(1)	Securities Underlying Options Granted(#)	LTIP Payouts ($)(2)	All Other Compens-ation ($)
M. J. Chesser	2000	252,404	-	-	27,600	-	57,605(3)
President and Chief	1999	-	-	-	-	-	-
Executive Officer	1998	-	-	-	-	-	-
M. J. Connolly (4)	2000	185,385	25,000	-	6,500	-	15,319(5)
Vice President - Law	1999	168,846	105,000	-	1,400	-	9,398
	1998	150,000	35,000	-	-	-	6,782
R. S. Zechman	2000	184,615	-	-	6,300	33,432	29,172(6)
Vice President	1999	170,000	120,000	-	1,400	21,043	22,083
	1998	170,000	60,000	538	4,850	18,669	17,623
C. A. Mascari	2000	170,000	-	-	5,500	33,784	36,875(7)
Vice President -	1999	170,000	112,000	-	1,400	20,218	27,090
Technical Services	1998	170,000	50,000	-	4,850	21,002	20,762
C. Brooks	2000	170,000	-	-	5,200	33,960	22,943(8)
Vice President	1999	170,000	90,000	460	1,400	20,424	19,041
	1998	170,000	50,000	592	4,850	20,536	15,593

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Amounts reported in this column for the year 2000 represent each Named Executive Officer's 1995 performance-based restricted stock award that vested on June 4, 2000, at 90% of target, in accordance with the 1990 Stock Plan. The restricted units issued each year since 1995 under the 1990 Stock Plan have been performance based. Dividends are earned on the aggregate restricted units awarded under the 1990 Stock Plan and reinvested in additional units.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Amounts reported in this column for the years 1998 and 1999 consist of Performance Cash Incentive Awards paid on the 1993 and 1994 restricted unit awards, respectively, which vested under the 1990 Stock Plan. These amounts were designed to compensate recipients of restricted unit awards for the amount of federal and state income taxes that are payable upon vesting of such awards. There was no Performance Cash Incentive Award associated with the vesting of the restricted units awarded in 1995 that vested in 2000.

The aggregate number and value (based on the stock price per share at December 31, 2000) of unvested and deferred vested stock-equivalent restricted units (including reinvested dividend equivalents) at the end of 2000 were:

	Aggregate Units	Aggregate Value
M. J. Chesser	4,032	$148,428
M. J. Connolly	2,254	82,975
R. S. Zechman	8,125	299,102
C. A. Mascari	9,313	342,835
C. Brooks	7,572	278,744

(3) Consists of GPU's matching contributions under the non-qualified deferred compensation plan ($3,296), above-market interest accrued on the retirement portion of deferred compensation ($16), earnings on LTIP compensation not paid in the current year ($4,293), and signing bonus received upon employment ($50,000).

(4) Mr. Connolly was compensated by GPU Service, Inc. for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services.

(5) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,785), above-market interest accrued on the retirement portion of deferred compensation ($83), and earnings on LTIP compensation not paid in the current year ($3,651).

(6) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($5,385), above-market interest accrued on the retirement portion of deferred compensation ($1,036), and earnings on LTIP compensation not paid in the current year ($15,951).

(7) Consists of GPU's matching contributions under the Savings Plan ($6,800), matching contributions under the non-qualified deferred compensation plan ($4,480), above-market interest accrued on the retirement portion of deferred compensation ($7,045), and earnings on LTIP compensation not paid in the current year ($18,550).

(8) Consists of GPU's matching contributions under the Savings Plan ($6,800), above-market interest accrued on the retirement portion of deferred compensation ($1,136), and earnings on LTIP compensation not paid in the current year ($15,007).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	F. D. Hafer **	300 Madison Avenue
2	Chairman of the Board	Morristown, NJ 07962-1911
3	Chief Executive Officer to April 16, 2000	
4		
5	R. L. Wise *** - Director to April 17, 2000; Resigned	2800 Pottsville Pike
6	President to April 17, 2000; Resigned	Reading, PA 19640-0001
7	Chief Operating Officer to April 17, 2000; Resigned	
8		
9	M. P. O'Flynn (A) - Director to May 15, 2000	2800 Pottsville Pike
10	Vice President - Finance & Rates and Comptroller	Reading, PA 19640-0001
11	Resigned Dec. 31, 2000	
12		
13	C. B. Snyder (A)	300 Madison Avenue
14		Morristown, NJ 07962-1911
15		
16	M. J. Chesser - Director; Elected April 17, 2000	2800 Pottsville Pike
17	Executive Committee April 17, 2000***	Reading, PA 19640-0001
18	President; April 17, 2000	
19	CEO; April 17, 2000	
20		
21		
22		
23		
24		
25		
26	(A) Alternate to Executive Committee.	
27		
28		
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34		
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48		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
STOCK BOOK NOT CLOSED	Total: 859,500 By Proxy: 859,500	5-16-00 Morristown, NJ

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2000 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	859,500	859,500		
5	TOTAL number of security holders	1	1		
6	TOTAL votes of security holders listed below	859,500	859,500		
7	GPU, Inc.	859,500	859,500		
8	300 Madison Avenue				
9	Morristown, NJ 07962-1911				
10					
11					
12					
13					
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15					
16					
17					
18					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
19	See Pg. 106				
20					
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Name of Respondent	This Report Is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None

2. None

3. None

4. None

5. None

6. Met-Ed has authorization from the Pennsylvania Public Utility Commission (PaPUC) to issue and sell up to $150 million of Senior Notes. The Company has authorization to issue through December 31,2002.

7. None

8. The Company's contract with the International Brotherhood of Electrical Workers (IBEW) was negotiated in 2000 (May) for a three year period which will end on April 30, 2003. The agreement provides for an annual base increase for all non-Meter Reader bargaining unit employees, and is as follows:

   May 1, 2000; 3.5% base wage increase
   May 1, 2001; 2.5% base wage increase
   May 1, 2002; 2.0% base wage increase

   The three year agreement also provides for two distinct and separate incentive compensation plans; one for non-Meter Readers and the other for Meter Readers, as follows:

   Non-Meter Reader ICP: For the year 2000 the award was 2% which was payable in March of 2001; however, since the Company goals were not achieved, no incentive compensation was paid. For the year 2001, the award will be 4%, which will be payable in March 2002, subject to performance. For the year 2002, the award will be 6%, which will be payable in March 2003, subject to performance.

   Meter Reader ICP: For the year 2000, the award for the months of January through April was 2%, which was payable in March 2001, and a 6% award for the months of May through December. Since Company goals were not achieved, no incentive compensation was paid for the months January through April. An incentive compensation payment was made in September 2000 for four months (May-August) at 6%. Another incentive compensation was made in January 2001 for a four month period (Sept-Dec). This payment was at 6% for the month of September and an average of 7.32% for the months of October through December. Thereafter, the Meter Reader ICP awards will be paid out on a quarterly basis, in the month following the quarter. The ICP percentage for the year 2001 will be 7% and for the year 2002 will be 8%,payable subject to performance.

   Lump sum payment was also received by the bargaining unit members in June 2000, and was $500 to all non-Meter Reader employees and $1,100 for all Meter Reader employees.

   Voluntary Enhanced Retirement Program: Met-Ed d/b/a GPU Energy and IBEW negotiated a Voluntary Enhanced Retirement Program (VERP) effective December 29, 2000. The VERP was offered to regular employees who were at least age fifty-five and had at least five years of creditable service as of March 31, 2001. This program will be applied retroactively to employees who retired or terminated (not for cause) on or

after December 1, 1999. The VERP will add five years to an employee's age and five years to an employee's creditable years of service for the purpose of calculating his or her pension benefit, in accordance with the existing provisions of the pension plan. To ensure continuity of operations and service, the company maintains the right to retain certain employees until March 31, 2002.

9. For information with respect to material legal proceedings, reference is made to Note 12(Commitments and Contingencies) of the Notes to Financial Statements beginning on Page 122.

10. None

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	1,499,464,839	1,534,592,618
3	Construction Work in Progress (107)	200-201	21,216,332	22,290,786
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		1,520,681,171	1,556,883,404
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	455,205,770	480,911,400
6	Net Utility Plant (Enter Total of line 4 less 5)		1,065,475,401	1,075,972,004
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	46,189	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		46,189	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,065,521,590	1,075,972,004
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	1,357,886	1,348,721
15	(Less) Accum. Prov. for Depr. and Amort. (122)		11,883	12,157
16	Investments in Associated Companies (123)		1	1
17	Investment in Subsidiary Companies (123.1)	224-225	32,753,650	23,703,599
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		59,241	1,531,266
21	Special Funds (125-128)		145,865,560	155,673,001
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		180,024,455	182,244,431
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)		261,843	394,860
25	Special Deposits (132-134)		159,772	204,720
26	Working Fund (135)		0	251,192
27	Temporary Cash Investments (136)		10,000,000	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		64,945,050	83,122,352
30	Other Accounts Receivable (143)		41,719,159	21,679,515
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		4,756,811	13,004,128
32	Notes Receivable from Associated Companies (145)		12,417,666	12,417,666
33	Accounts Receivable from Assoc. Companies (146)		59,809,294	42,313,946
34	Fuel Stock (151)	227	0	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	0	0
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	0	0
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		16,532,030	7,443,343
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		690,662	1,992,810
49	Rents Receivable (172)		3,686,419	4,054,469
50	Accrued Utility Revenues (173)		28,956,220	38,688,020
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		234,421,304	199,558,765

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	DEFERRED DEBITS			
54	Unamortized Debt Expenses (181)		7,293,403	6,431,791
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	1,605,624,597	1,253,348,701
58	Prelim. Survey and Investigation Charges (Electric) (183)		13,391	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		798,422	621
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	33,091,473	25,984,350
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		5,750,813	5,273,579
66	Accumulated Deferred Income Taxes (190)	234	741,200,636	449,775,225
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		2,393,772,735	1,740,814,267
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		3,873,740,084	3,198,589,467

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	PROPRIETARY CAPITAL			
2	Common Stock Issued (201)	250-251	66,273,400	66,273,400
3	Preferred Stock Issued (204)	250-251	0	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	403,900,181	403,900,181
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	17,945,490	52,307,193
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	13,325,211	14,532,499
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		501,444,282	537,013,273
15	LONG-TERM DEBT			
16	Bonds (221)	256-257	540,890,000	490,890,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	103,092,800	103,092,800
19	Other Long-Term Debt (224)	256-257	39,479,005	41,480,080
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		31,297	27,385
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		683,430,508	635,435,495
23	OTHER NONCURRENT LIABILITIES			
24	Obligations Under Capital Leases - Noncurrent (227)		0	0
25	Accumulated Provision for Property Insurance (228.1)		864,127	731,587
26	Accumulated Provision for Injuries and Damages (228.2)		2,602,386	2,151,977
27	Accumulated Provision for Pensions and Benefits (228.3)		963,992	1,135,992
28	Accumulated Miscellaneous Operating Provisions (228.4)		5,907,368	4,462,286
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		10,337,873	8,481,842
31	CURRENT AND ACCRUED LIABILITIES			
32	Notes Payable (231)		0	46,600,000
33	Accounts Payable (232)		5,898,464	969,937
34	Notes Payable to Associated Companies (233)		10,309,280	0
35	Accounts Payable to Associated Companies (234)		119,946,685	74,188,920
36	Customer Deposits (235)		2,893,424	2,781,550
37	Taxes Accrued (236)	262-263	34,896,555	19,587,739
38	Interest Accrued (237)		16,755,476	14,375,027
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		846,771	1,199,160
43	Miscellaneous Current and Accrued Liabilities (242)		38,304,089	45,935,578
44	Obligations Under Capital Leases-Current (243)		0	0
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		229,850,744	205,637,911

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		869,861	1,129,095
48	Accumulated Deferred Investment Tax Credits (255)	266-267	14,970,161	14,121,497
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	1,060,559,343	1,037,446,726
51	Other Regulatory Liabilities (254)	278	378,953,746	31,031,844
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	993,323,566	728,291,784
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		2,448,676,677	1,812,020,946
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		3,873,740,084	3,198,589,467

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 112   Line No.: 68   Column: d

The Notes to Financial Statements beginning on page 122 are an integral part of this Balance Sheet.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	842,174,160	902,697,284
3	Operating Expenses			
4	Operation Expenses (401)	320-323	545,063,218	497,005,606
5	Maintenance Expenses (402)	320-323	21,767,520	47,520,566
6	Depreciation Expense (403)	336-337	57,687,679	87,546,685
7	Amort. & Depl. of Utility Plant (404-405)	336-337	1,902,333	1,010,128
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)		-7,882,818	453,208
13	Taxes Other Than Income Taxes (408.1)	262-263	42,163,279	38,497,549
14	Income Taxes - Federal (409.1)	262-263	11,353,828	-2,444,373
15	- Other (409.1)	262-263	3,799,156	-1,394,798
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	531,129,840	174,500,433
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	513,373,101	108,828,555
18	Investment Tax Credit Adj. - Net (411.4)	266	-848,664	-2,415,471
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		708,527,906	730,544,562
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		133,646,254	172,152,722

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages 122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
842,174,160	902,697,284					2
						3
545,063,218	497,005,606					4
21,767,520	47,520,566					5
57,687,679	87,546,685					6
1,902,333	1,010,128					7
						8
						9
						10
						11
-7,882,818	453,208					12
42,163,279	38,497,549					13
11,353,828	-2,444,373					14
3,799,156	-1,394,798					15
531,129,840	174,500,433					16
513,373,101	108,828,555					17
-848,664	-2,415,471					18
						19
						20
						21
						22
708,527,906	730,544,562					23
133,646,254	172,152,722					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		133,646,254	172,152,722
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		1,183,818	234,817
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		446,900	145,907
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)		-275	-275
34	Equity in Earnings of Subsidiary Companies (418.1)	119	1,661,930	2,653,103
35	Interest and Dividend Income (419)		16,518,431	5,595,703
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)		4,030,481	411,043
38	Gain on Disposition of Property (421.1)		5,131	2,274,090
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		22,952,616	11,022,574
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		575,471	296,241
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	8,507,051	22,819,937
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		9,082,522	23,116,178
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	1,719	16,919
47	Income Taxes-Federal (409.2)	262-263	4,746,183	109,157,043
48	Income Taxes-Other (409.2)	262-263	1,283,762	34,602,729
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	1,913,931	116,151,438
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	-2,860,406	247,723,994
51	Investment Tax Credit Adj.-Net (411.5)			-9,728,052
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		10,806,001	2,476,083
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		3,064,093	-14,569,687
55	Interest Charges			
56	Interest on Long-Term Debt (427)		37,889,467	42,492,273
57	Amort. of Debt Disc. and Expense (428)		518,489	542,374
58	Amortization of Loss on Reaquired Debt (428.1)		402,202	539,822
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340	6,798,599	15,053,101
62	Other Interest Expense (431)	340	9,710,494	4,879,986
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		476,790	1,047,788
64	Net Interest Charges (Enter Total of lines 56 thru 63)		54,842,461	62,459,768
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		81,867,886	95,123,267
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		81,867,886	95,123,267

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 114 Line No.: 72 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Income.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		-3,608,558
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		80,205,956
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		
30	Dividends Declared-Common Stock (Account 438)		
31			-25,000,000
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-25,000,000
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		454,642
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		52,052,040

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39	Comprehensive Income		
40	Beginning Balance		21,362,773
41	Net unrealized loss on investment		-21,295,378
42	Minimum pension liability		-3,517
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		63,878
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		191,275
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		255,153
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		52,307,193
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		13,325,211
50	Equity in Earnings for Year (Credit) (Account 418.1)		1,661,930
51	(Less) Dividends Received (Debit)		454,642
52			
53	Balance-End of Year (Total lines 49 thru 52)		14,532,499

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 118 Line No.: 48 Column: c

The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Retained Earnings.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	81,867,886
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	73,157,000
5	PaPUC restructuring rate orders	-44,580,000
6	Gain on sale of investments	575,000
7		
8	Deferred Income Taxes (Net)	22,482,000
9	Investment Tax Credit Adjustment (Net)	-799,000
10	Net (Increase) Decrease in Receivables	6,555,000
11	Net (Increase) Decrease in Inventory	
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	-14,759,000
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	
16	(Less) Allowance for Other Funds Used During Construction	-28,000
17	(Less) Undistributed Earnings from Subsidiary Companies	1,663,000
18	Other, Net	-20,392,677
19	Special deposits and prepayments	9,044,000
20	Due to/from affiliates	-28,104,000
21	Nonutility generation contract buyout costs	-1,250,000
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	82,161,209
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-58,424,000
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Contributions to decommissioning trusts	-8,700,000
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-67,124,000
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	3,519,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other, net	
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-63,605,000
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Increase/(decrease) in notes payable, net	46,600,000
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	46,600,000
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-50,000,000
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	-24,772,000
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-28,172,000
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-9,615,791
87		
88	Cash and Cash Equivalents at Beginning of Year	10,261,843
89		
90	Cash and Cash Equivalents at End of Year	646,052

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 120 Line No.: 10 Column: b

Includes Provision for Doubtful Accounts of $ 18,511,000.

Schedule Page: 120 Line No.: 18 Column: b

Includes Change in Regulatory Assets, net of $ 15,941,000.

Schedule Page: 120 Line No.: 90 Column: b

Supplemental Disclosure for 2000 Statement of Cash Flows:

$ 53,553,000	Interest Paid
$ 44,435,000	Income Taxes Paid
$ 0	New Capital Lease Obligations Incurred

Reconciliation of Cash and Cash Equivalents at end of year with related accounts in the Balance Sheet:

$ 394,860	Cash (line 24)
$ 0	Temporary Cash Investment (line 27)
$ 251,192	Working Funds (Line 26)
$ 646,052	Total Cash and Cash Equivalents at end of year

Note: The Notes to Financial Statements beginning on page 122 are an integral part of this Statement of Cash Flows.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These electric utilities are conducting business under the name GPU Energy and considered together are referred to as the "GPU Energy companies." GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU Electric's foreign utility companies include Midlands Electricity plc (conducting business as GPU Power UK); Empresa Distribuidora Electrica Regional S.A. (Emdersa); and GPU GasNet. GPU Power, Inc. and its subsidiaries (GPU Power) develop, own and operate generation facilities in foreign countries. Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies; GPU Diversified Holdings LLC; and GPU Nuclear, Inc. (GPUN). All of these companies considered together are referred to as "GPU."

In 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to Singapore Power International (SPI). In addition, GPU, Inc. sold GPU International, Inc. (GPUI) to Aquila Energy Corporation (Aquila). This sale included GPUI's interests in six domestic electric generating plants, and one development stage project. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS

Certain reclassifications of prior years' data have been made to conform with the current presentation. The GPU Energy companies' accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the Pennsylvania Public Utility Commission (PaPUC) and the New Jersey Board of Public Utilities (NJBPU). GPU's accounting records also comply with the Securities and Exchange Commission's (SEC) rules and regulations.

CONSOLIDATION

The GPU consolidated financial statements include the accounts of its wholly-owned subsidiaries and any affiliates in which it has a controlling financial interest (generally evidenced by a greater than 50% ownership interest). All significant intercompany transactions and accounts are eliminated in consolidation. GPU also uses the equity method of accounting for investments in affiliates in which it has the ability to exercise significant influence.

GPU began accounting for GPU Power UK as a consolidated entity in the third quarter

of 1999, following its acquisition of the remaining 50% ownership interest from Cinergy Corp. (Cinergy).

REGULATORY ACCOUNTING

Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," applies to regulated utilities that have the ability to recover their costs through rates established by regulators and charged to customers. The GPU Energy companies' transmission and distribution operations are currently accounted for under the provisions of FAS 71. In accordance with FAS 71, GPU has deferred certain costs pursuant to actions of the NJBPU and PaPUC and is recovering or expects to recover such costs in regulated rates charged to customers. Regulatory assets and liabilities are reflected net in the Deferred Debits and Other Assets section of the Consolidated Balance Sheets. For additional information about regulatory assets and liabilities, see Note 12, Commitments and Contingencies.

With the receipt of the NJBPU Summary Restructuring Order (Summary Order) in 1999 and the PaPUC Restructuring Orders (Restructuring Orders) in 1998, GPU determined that the GPU Energy companies' electric generation operations no longer met the criteria for the continued application of FAS 71, and therefore adopted, for that portion of its business, the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" and Emerging Issues Task Force Issue 97-4 (EITF)(Issue 97-4), Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71."

CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards No. 52 (FAS 52), "Foreign Currency Translation," balance sheet accounts of foreign operations are translated from foreign currencies into US dollars at year-end rates, while income statement accounts are translated at the average month-end exchange rates for the relevant period. The resulting translation adjustments are included in Accumulated other comprehensive income/(loss), net of deferred taxes, on the Consolidated Balance Sheets. Gains and losses resulting from foreign currency transactions are included in Net Income.

REVENUES

GPU recognizes operating revenues for services rendered to the end of the relevant accounting period. Therefore, the electric operating revenues of GPU Electric and the GPU Energy companies include an estimate for unbilled revenues.

MYR recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation. MYR charges selling, general and administrative costs, including indirect costs associated with maintaining district offices, to expense as incurred.

Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised. Significant claims are included in revenue in accordance with industry practice.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents amounts billed in excess of revenues recognized.

CLASSIFICATION OF CURRENT ASSETS AND CURRENT LIABILITIES

The length of MYR's contracts vary, with some larger contracts exceeding one year. In accordance with industry practice, MYR includes in current assets and current liabilities amounts realizable and payable under contracts which may extend beyond one year.

DEFERRED COSTS

JCP&L recovers its prudently incurred generation-related costs, including nonutility generation (NUG) costs, through a Basic Generation Service (BGS) charge and a Market Transition Charge (MTC), and defers any differences between actual costs and amounts recovered from customers through rates. Met-Ed and Penelec use deferred accounting for the above-market portion of NUG costs which are collected through the Competitive Transition Charge (CTC).

On November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking recovery of their power purchase costs in excess of established rate caps. Currently, Met-Ed and Penelec do not have authority to defer these costs for future recovery. The PaPUC consolidated this petition for consideration with the GPU/FirstEnergy Corp. (FirstEnergy) merger proceeding, which establishes a May 2001 date for a PaPUC order in both cases, based on the current merger procedural schedule.

UTILITY PLANT

Prior to the sale of the Oyster Creek Nuclear Generation Station (Oyster Creek) in 2000, the plant was written down to its sale price of $10 million. All other utility plant, including the GPU Energy companies' remaining generation plants, and additions are valued at cost. The assets of acquired companies are carried at their fair value as of the acquisition date, less accumulated depreciation.

DEPRECIATION

GPU generally provides for depreciation at annual rates determined and revised periodically, on the basis of studies, to be sufficient to depreciate the original cost of depreciable property over estimated remaining service lives, which are generally longer than those employed for tax purposes.

These rates, on an aggregate composite basis, resulted in annual rates as follows:

	GPU	JCP&L	Met-Ed	Penelec
2000	3.16%	3.30%	2.87%	2.72%
1999	2.96%	2.94%	3.01%	2.81%
1998	3.43%	3.65%	3.53%	3.25%

GPU GasNet uses the volumetric depreciation method to amortize the cost of its gas pipeline.

AMORTIZATION POLICIES

Accounting for TMI-2 and Forked River Investments:

At December 31, 2000, $55 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's investment in Three Mile Island Unit 2 (TMI-2). JCP&L is collecting annual revenues for the amortization of TMI-2 of $9.6 million. This level of revenue will be sufficient to recover the remaining investment by 2008. Met-Ed and Penelec have collected all of their TMI-2 investment attributable to retail customers. At December 31, 2000, $48 million is included in Regulatory assets, net on the Consolidated Balance Sheets for JCP&L's Forked River project. JCP&L is collecting annual revenues for the amortization of this project of $11.2 million, which will be sufficient to recover its remaining investment by 2006. Because JCP&L has not been provided revenues for a return on the unamortized balances of the damaged TMI-2 facility and the cancelled Forked River project, these investments are being carried at their discounted present values.

Nuclear Fuel:

Prior to the sale of Three Mile Island Unit 1 (TMI-1) in 1999 and Oyster Creek in 2000, the GPU Energy companies amortized nuclear fuel on a unit-of-production basis and rates were determined and periodically revised to amortize the cost of the fuel over its useful life.

At December 31, 2000 and 1999, the liability of the GPU Energy companies for future contributions to the Federal Decontamination and Decommissioning Fund for the cleanup of uranium enrichment plants operated by the Federal Government amounted to $22 million (JCP&L $14 million; Met-Ed $5 million; Penelec $3 million) and $25 million (JCP&L $15 million; Met-Ed $7 million; Penelec $3 million), respectively, and is primarily reflected in Deferred Credits and Other Liabilities - Other. Annual contributions, which began in 1993, are being made over a 15-year period. JCP&L is recovering these costs from customers through its BGS and MTC rates. Met-Ed and Penelec are not recovering these costs in rates.

Goodwill:

Goodwill, resulting from GPU's purchase of various businesses, is recorded on the Consolidated Balance Sheets and amortized to expense, on a straight-line basis, over its useful life not to exceed 40 years. Goodwill amortization expense amounted to $54.7 million, $51.6 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively. GPU periodically reviews undiscounted projections of future cash flows from operations to assess whether any potential intangible impairment exists on its goodwill. For additional information of goodwill resulting from acquisitions, see Note 7, Acquisitions.

NUCLEAR FUEL DISPOSAL FEE

The GPU Energy companies are providing for estimated future disposal costs for spent nuclear fuel at Oyster Creek and TMI-1 in accordance with the Nuclear Waste Policy Act of 1982. The GPU Energy companies entered into contracts in 1983 with the US Department of Energy (DOE) for the disposal of spent nuclear fuel. For a discussion of the DOE's current inability to begin acceptance of spent nuclear fuel from the GPU Energy companies and other standard contract holders, see Note 12, Commitments and Contingencies.

The total liability under these contracts, including interest, at December 31, 2000, all of which relates to spent nuclear fuel from nuclear generation through April 1983, amounted to $210.1 million (JCP&L $157 million; Met-Ed $35.4 million; Penelec $17.7 million), and is reflected in Deferred Credits and Other Liabilities - Other. As the actual liability is substantially in excess of the amount recovered to date from ratepayers, the GPU Energy companies have reflected such excess in Regulatory assets, net.

The distribution rates presently charged to customers provide for the collection of these costs, plus interest, over a remaining period of seven years for JCP&L. For Met-Ed and Penelec, these costs are a component of their respective CTC. The GPU Energy companies' current rates provide for the recovery of costs for spent nuclear fuel disposal costs resulting from nuclear generation subsequent to April 1983.

INCOME TAXES

GPU files a consolidated federal income tax return. All participants are jointly and severally liable for the full amount of any tax, including penalties and interest, which may be assessed against the group.

Deferred income taxes, which result primarily from purchase accounting adjustments, liberalized depreciation methods, deferred costs, decommissioning funds and discounted Forked River and TMI-2 investments, reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. Investment tax credits (ITC) are amortized over the estimated service lives of the related facilities.

CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS

The carrying amounts of Temporary cash investments, Special deposits, Securities due within one year and Notes payable on the Consolidated Balance Sheets approximate fair value due to the short period to maturity. The carrying amounts of the Nuclear decommissioning trusts and Nuclear fuel disposal trust, whose assets are invested in cash equivalents and debt and equity securities, also approximate fair value.

DERIVATIVE INSTRUMENTS

GPU's use of derivative instruments is intended to manage the risk of price, interest rate and foreign currency fluctuations. GPU does not intend to hold or issue derivative instruments for trading purposes.

Commodity Derivatives:

The GPU Energy companies use New York Mercantile Exchange (NYMEX) futures and Over-the-Counter (OTC) forward contracts and options on forward contracts to manage the risk of fluctuations in the market price of electricity. The GPU Energy companies also manage the natural gas requirements of certain NUG facilities that generate and sell energy to JCP&L under long-term contracts. These commodity derivatives qualify for hedge accounting treatment under current accounting rules since price movements of the commodity derivatives are highly correlated with the underlying hedged commodities and the transactions are designated as hedges at inception. Accordingly, under the deferral method of accounting, gains and losses related to commodity derivatives are recognized in Power purchased and interchanged in the Consolidated Statements of Income when the hedged transaction closes or if the commodity derivative is no longer sufficiently correlated. Prior to income or loss recognition, deferred gains and losses relating to these transactions are recorded in Current Assets or Current Liabilities in the Consolidated Balance Sheets.

Interest Rate Swap Agreements:

Penelec and GPU Electric (through GPU GasNet and GPU Power UK) use interest rate swap agreements to manage the risk of increases in variable interest rates. As of December 31, 2000, these agreements covered approximately $528 million (Penelec $50 million; GPU Electric $478 million) of debt, and were scheduled to expire on various dates through June 2006. Differences between the amounts paid and received under interest rate

swaps are recorded as adjustments to the interest expense of the underlying debt since the swaps are related to specific assets, liabilities or anticipated transactions. All of the agreements effectively convert variable rate debt to fixed rate debt. For the year ended December 31, 2000, fixed rate interest expense exceeded variable rate interest by approximately $0.3 million (Penelec $0.1 million; GPU Electric $0.2 million).

Currency Swap Agreements:

GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings (Avon). These swap agreements effectively convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. As of December 31, 2000, these currency swap agreements covered £517 million (US $850 million) of debt. Interest expense would have been £37.8 million (US $57.3 million) as compared to £38.6 million (US $58.4 million) for the year ended December 31, 2000 had these agreements not been in place.

ENVIRONMENTAL LIABILITIES

GPU may be subject to loss contingencies resulting from environmental laws and regulations, which include obligations to mitigate the effects on the environment of the disposal or release of certain hazardous wastes and substances at various sites. GPU records liabilities (on an undiscounted basis) for hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated and adjusts these liabilities as required to reflect changes in circumstances.

STATEMENTS OF CASH FLOWS

For the purpose of the consolidated statements of cash flows, temporary investments include all unrestricted liquid assets, such as cash deposits and debt securities, with maturities generally of three months or less. Cash flows are reported using the US dollar equivalent of the functional currencies in effect at the time of the cash transaction. The effect of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item on the Consolidated Statements of Cash Flows.

Avon and GPU Power UK have a formal agreement with a United Kingdom bank, under which they maintain available cash balances in a number of subsidiary bank accounts and an overdraft in the main GPU Power UK operating account. The overdraft balance was $276.5 million as of December 31, 2000, while total cash at GPU Power UK was $314.3 million. Since GPU Power UK manages the overdraft balance in such a way that it does not exceed the available cash balances in the other associated accounts, no interest or fees are paid under this arrangement. In effect, GPU Power UK uses the overdraft facility to utilize the available cash in the other bank accounts. The overdraft position and the offsetting cash balances subject to this arrangement are shown on the Consolidated Balance Sheets in Bank overdraft and Cash and temporary cash investments, respectively.

2. SHORT-TERM BORROWING ARRANGEMENTS

At December 31, 2000 and 1999, short-term debt outstanding consisted of the following:

		2000		1999	
Company	Facility	Balance Outstanding (in millions)	Weighted Avg. Rate	Balance Outstanding (in millions)	Weighted Avg. Rate

GPU, Inc.	Bank Loans	$ 113	7.2%	$ 123	7.0%
JCP&L	Bank Loans	2	7.0	-	-
	Commercial Paper	27	7.4	-	-
Met-Ed	Commercial Paper	47	6.8	-	-
Penelec	Commercial Paper	56	6.7	54	6.9
MYR	Bank Loans	36	7.2	-	-
GPU Electric	Bank Loans	476	7.0	366	6.1
	Commercial Paper/ Medium Term Notes	724	8.0	1,218	6.5
	Total	$1,481		$1,761	

GPU's weighted average interest rate on the short-term borrowings was 7.5% and 6.5% at December 31, 2000 and 1999, respectively.

GPU has various credit facilities in place, the most significant of which are discussed below. These credit facilities generally provide GPU bank loans at negotiated market rates. In addition, commitment fees or facility fees are determined by market rates at the time the facility is put in place, and can change based on the borrower's current bond rating.

In recent months, certain aspects of California's restructuring plan have created instability and price volatility in the electricity market, negatively affecting the California electric utilities. These utilities have defaulted on various contractual and financial obligations and have experienced rapid deterioration of their credit quality. Reaction of the financial markets, which did not anticipate the rapid deterioration of the California utilities' financial condition, has included a careful review of overall credit exposure to the electric utility industry.

Furthermore, Met-Ed's and Penelec's energy cost exposure related to their provider of last resort (PLR) obligation in Pennsylvania has negatively affected Met-Ed's and Penelec's earnings. Consequently, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions. The credit facilities that expire in 2001 include: $465 million available to GPU, Inc. and the GPU Energy companies under a $250 million revolving credit agreement and various committed bank lines of credit; $1 billion under GPU Capital, Inc.'s (GPU Capital) senior revolving credit agreement; $180 million under GPU Australia Holdings, Inc.'s (GPU Australia Holdings) senior revolving credit agreement; and $366 million under EI UK Holdings, Inc.'s two year term loan agreement.

In addition, primarily as a result of these conditions (the companies' PLR exposure and the negative publicity surrounding the California utilities), in early 2001 Met-Ed and Penelec began experiencing difficulty in selling their commercial paper with maturities longer than overnight. Under normal circumstances, they issue commercial paper having maturities of up to 30 days or longer, if desired. As a result, Met-Ed and Penelec have temporarily withdrawn from the commercial paper market, and instead have resorted to borrowing against their various bank lines of credit.

GPU, Inc. and GPU Energy companies

GPU, Inc. and the GPU Energy companies have available $465 million of short-term borrowing facilities, which include a $250 million revolving credit agreement and various bank lines of credit. In addition, GPU, Inc., JCP&L, Met-Ed and Penelec can issue commercial paper in amounts of up to $100 million, $150 million, $75 million and $100 million, respectively. From these sources, GPU, Inc. has regulatory authority to have $250 million outstanding at any one time. JCP&L, Met-Ed and Penelec are limited by their

charters or SEC authorization to $266 million, $150 million and $150 million, respectively, of short-term debt outstanding at any one time. As of December 31, 2000, GPU, Inc. and the GPU Energy companies had $113 million and $132 million (JCP&L $29 million; Met-Ed $47 million; Penelec $56 million), respectively, of short-term debt outstanding.

GPU Electric

GPU Capital has a $1 billion 364-day senior revolving credit agreement due in November 2001 supporting the issuance of commercial paper for its $1 billion commercial paper program, which has been established to fund GPU, Inc. and GPU Electric acquisitions. GPU, Inc. has guaranteed GPU Capital's obligations under this program. At December 31, 2000 and 1999, $633 million and $768 million was outstanding under this commercial paper program, respectively, and included in Notes payable on the Consolidated Balance Sheets. In early 2001, GPU Capital refinanced the majority of this outstanding commercial paper through its standby revolving credit agreement.

GPU Electric has a $150 million credit facility due in May 2002 to accommodate short-term borrowing needs. The facility is guaranteed by GPU, Inc. and there were no outstanding borrowings as of December 31, 2000.

GPU Australia Holdings has $180 million available under its senior revolving credit facility, which expires in November 2001. This facility is guaranteed by GPU, Inc. In 2000, GPU Australia Holdings borrowed $176 million under this facility, which is included in Notes payable on the Consolidated Balance Sheet, to repay all outstanding obligations under its $180 million commercial paper program. There were no outstanding borrowings under this revolving credit facility as of December 31, 1999.

The above-mentioned GPU Australia Holdings commercial paper program is supported by GPU, Inc. credit facilities and GPU, Inc. has also guaranteed all obligations under this program. At December 31, 1999, $182 million was outstanding under this commercial paper program and included in Notes payable on the Consolidated Balance Sheet. No borrowings were outstanding at December 31, 2000.

In August 2000, GPU GasNet entered into a A$750 million (US $417 million) commercial paper program to refinance maturing bank debt. In addition, GPU GasNet established a A$750 million (US $417 million) credit facility to serve as a backstop for this commercial paper program. At December 31, 2000, there was A$250 million (US $139 million) of commercial paper outstanding under this program and included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount of commercial paper on a long-term basis.

GPU Power UK maintains a £150 million (approximately US $224 million) revolving credit facility with six banks for working capital purposes, which expires at various dates through June 2005. At December 31, 2000 and 1999, there was £60 million (US $90 million) and £87 million (US $140 million) outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

In addition, GPU Power UK maintains an ongoing £75 million (US $112 million) bank facility for working capital purposes. Outstanding borrowings are collateralized by portions of trade accounts receivable. At December 31, 2000 and 1999, £75 million (US $112 million) and £75 million (US $121 million) was outstanding under this facility, respectively, which is included in Notes payable on the Consolidated Balance Sheets.

MYR

MYR maintains a $50 million revolving credit facility, which expires in November

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

2003, of which up to $10 million is available for the issuance of standby letters of credit. As of December 31, 2000, $36 million was outstanding under this facility and included in Notes payable on the Consolidated Balance Sheet.

3. LONG-TERM DEBT

At December 31, 2000 and 1999, long-term debt outstanding consisted of the following:

GPU, Inc. and Subsidiary Companies

2000	Maturities	Interest Rates	Total Debt Outstanding (in millions)	Due Within One Year (in millions)
GPU Energy companies, GPUS & GPU, Inc.:				
First mortgage bonds	2001-2027	5.35-9.20%	$1,695 (1)	$ 40
Senior notes	2002-2019	5.75-7.77%	441 (2)	-
Other long-term debt	2001-2039	7.05-7.69%	334	22
GPU Electric:				
Bank loans	2001-2014	5.98-10.5%	1,184	912
Bonds	2002-2008	7.38-7.46%	983	-
Commercial paper/Medium term notes	2001-2003	5.98-10.5%	222 (3)	-
GPU Power	2003-2022	4.5-9.5%	39	7
Total			$4,898	$ 981

(1) Amount is less unamortized net discount of $3.1 million.

(2) Amount is less unamortized net discount of $1.6 million.

(3) Amount includes $139 million of Australian commercial paper, which is included in Long-term debt on the Consolidated Balance Sheet since it is management's intent to reissue this amount on a long-term basis.

1999	Maturities	Interest Rates	Total Debt Outstanding (in millions)	Due Within One Year (in millions)
GPU Energy companies & GPUS:				
First mortgage bonds(a)	2000-2027	5.35-9.48%	$1,785 (1)	$ 90
Senior notes	2004-2019	5.75-6.63%	348 (2)	-
Other long-term debt	2000-2039	6.76-7.69%	34	-
GPU Electric:				
Bank loans	2000-2014	4.16-6.56%	2,264	475
Bonds	2002-2008	7.38-7.46%	1,092	-
Medium term notes	2001-2002	6.33%	263	-
GPUI Group	2000-2022	4.5 -7%	46	5

Total	$5,832	$ 570

(1) Amount is less unamortized net discount of $2.8 million.

(2) Amount is less unamortized net discount of $1.8 million.

JCP&L

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.04% due 2000	$ -	$ 40,000
6.45% due 2001	40,000	40,000
9% due 2002	50,000	50,000
6.375% due 2003	150,000	150,000
7.125% due 2004	160,000	160,000
6.78% due 2005	50,000	50,000
8.25% due 2006	50,000	50,000
6.85% due 2006	40,000	40,000
7.90% due 2007	40,000	40,000
7.125% due 2009	6,300	6,300
7.10% due 2015	12,200	12,200
9.20% due 2021	50,000	50,000
8.55% due 2022	30,000	30,000
8.82% due 2022	12,000	12,000
8.85% due 2022	38,000	38,000
8.32% due 2022	40,000	40,000
7.98% due 2023	40,000	40,000
7.5% due 2023	125,000	125,000
8.45% due 2025	50,000	50,000
6.75% due 2025	150,000	150,000
Subtotal	1,133,500	1,173,500
Amounts due within one year	(40,000)	(40,000)
Unamortized net discount	(2,511)	(2,752)
Total	1,090,989	1,130,748
Other long-term debt (excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$1,093,987	$1,133,760

Met-Ed

	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.2% due 2000	$ -	$ 30,000
9.48% due 2000	-	20,000
8.05% due 2002	30,000	30,000
6.6% due 2003	20,000	20,000
7.22% due 2003	40,000	40,000
9.1% due 2003	30,000	30,000
6.34% due 2004	40,000	40,000
6.77% due 2005	30,000	30,000
7.35% due 2005	20,000	20,000
6.36% due 2006	17,000	17,000
6.40% due 2006	33,000	33,000

6.00% due 2008	8,700	8,700
6.1% due 2021	28,500	28,500
8.6% due 2022	30,000	30,000
8.8% due 2022	30,000	30,000
6.97% due 2023	30,000	30,000
7.65% due 2023	30,000	30,000
8.15% due 2023	60,000	60,000
5.95% due 2027	13,690	13,690
Subtotal	490,890	540,890
Amounts due within one year	-	(50,000)
Unamortized net discount	(27)	(31)
Total	490,863	490,859
Other long-term debt (excludes amounts due within one year of $27 for 2000 and $25 for 1999)	5,997	6,024
Total long-term debt	$496,860	$496,883

Penelec	(in thousands) 2000	1999
First Mortgage Bonds - Series as noted (a):		
6.125% due 2007	$ 4,110	$ 4,110
6.55% due 2009	-	-
5.35% due 2010	12,310	12,310
5.35% due 2010	12,000	12,000
5.80% due 2020	20,000	20,000
6.05% due 2025	25,000	25,000
Subtotal	73,420	73,420
Amounts due within one year	-	-
Unamortized net discount	(8)	(10)
Total	73,412	73,410
Senior Notes - Series as noted:		
6.42% due 2002	25,000	-
6.47% due 2002	25,000	-
5.75% due 2004	125,000	125,000
7.50% due 2005	8,000	-
6.125% due 2009	100,000	100,000
7.77% due 2010	35,000	-
6.625% due 2019	125,000	125,000
Subtotal	443,000	350,000
Unamortized net discount	(1,597)	(1,781)
Total	441,403	348,219
Other long-term debt		

(excludes amounts due within one year of $14 for 2000 and $13 for 1999)	2,998	3,012
Total long-term debt	$517,813	$424,641

(a) Substantially all of the utility plant owned by the GPU Energy companies is subject to the liens of their respective mortgages.

For the years 2001, 2002, 2003, 2004 and 2005, GPU has long-term debt maturities as follows:

(in millions)

Company	2001	2002	2003	2004	2005
JCP&L	$ 40	$ 50	$150	$160	$50
Met-Ed	-	30	90	40	50
Penelec	-	50	-	125	8
GPU Electric	912	436	176	11	12
GPU Power	7	7	6	6	2
GPU, Inc.	-	-	-	-	300
GPUS	22	-	-	-	-
Total	$981	$573	$422	$342	$422

At December 31, 2000, EI UK Holdings, Inc. had long-term debt outstanding of £245 million (US $366 million) under its £245 million credit facility, a portion of which is guaranteed by GPU, Inc.

As discussed in Note 2, Short-Term Borrowing Arrangements, the amount of new financing capacity available to GPU, Inc. or its subsidiaries may be less than it had previously been and renewal or refinancing of existing credit facilities will likely require GPU's acceptance of higher pricing and/or more restrictive terms and conditions.

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to GPU for debt of the same remaining maturities and credit qualities. The estimated fair value of GPU's long-term debt, including amounts due within one year, as of December 31, 2000 and 1999 is as follows:

(in millions)

	2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
JCP&L	$1,134	$1,125	$1,174	$1,139
Met-Ed	497	504	547	532
Penelec	518	497	424	392
GPU Electric	2,389	2,469	3,619	4,186
GPU Power	39	35	46	41
GPU, Inc.	299	300	-	-
GPUS	22	22	22	22

Total	$4,898	$4,952	$5,832	$6,312

4. PREFERRED SECURITIES

Cumulative Preferred Stock: (a)

JCP&L

Cumulative preferred stock, without par value, 15,600,000 shares authorized, 748,334 and 965,000 shares issued and outstanding in 2000 and 1999, respectively.

	(in thousands) 2000	1999
Cumulative preferred stock - with mandatory redemption (b)(c)(d):		
8.65% Series J, 333,334 and 500,000 shares at 12/31/00 and 12/31/99, respectively	**$33,333**	$50,000
7.52% Series K, 290,000 and 340,000 shares at 12/31/00 and 12/31/99, respectively	**29,000**	34,000
Subtotal	**62,333**	84,000
Amounts due within one year (d)	**(10,833)**	(10,833)
Total cumulative preferred stock - with mandatory redemption	**$51,500**	$73,167
Cumulative preferred stock - without mandatory redemption (c)(e):		
4% Series, 125,000 shares, callable at $106.50 a share	**$12,500**	$12,500
Premium on cumulative preferred stock	**149**	149
Total cumulative preferred stock - without mandatory redemption	**$12,649**	$12,649

(a) In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of cumulative preferred stock for $12.5 million and $17.4 million, respectively. At December 31, 2000 and 1999, the GPU Energy companies were authorized to issue 37,035,000 of cumulative preferred stock. If dividends on any of the cumulative preferred stock of JCP&L are in arrears for four quarters, the holders of cumulative preferred stock, voting as a class, are entitled to elect a majority of the Board of Directors until all dividends in arrears have been paid. If JCP&L has failed to pay dividends in full on any outstanding shares of cumulative preferred stock, thereafter and until dividends in full on all such shares of cumulative preferred stock have been paid, or declared and set apart for payment, for all past quarterly dividend periods, JCP&L shall not redeem any cumulative preferred stock unless all the shares of cumulative preferred stock outstanding are redeemed and shall not purchase or otherwise acquire for value any shares of cumulative preferred stock except in accordance with an offer (which may vary with respect to shares of different series) made to all holders of share of cumulative preferred stock.

(b) The 7.52% and 8.65% Series are callable at various prices above their stated values beginning in 2002 and 2000, respectively. Pursuant to mandatory sinking fund provisions, the 7.52% Series is to be redeemed ratably over the next fourteen years. The 8.65% Series is to be redeemed ratably over the next four years.

(c) During 2000, JCP&L redeemed $5 million stated value of its 7.52% cumulative preferred stock and $16.7 million stated value of its 8.65% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. During 1999, JCP&L redeemed all of its outstanding shares of 7.88% cumulative preferred stock with a stated value of $25 million and $5 million stated value of its 7.52% cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. JCP&L's total redemption cost for 2000 and 1999 was $21.7 million and $30.9 million, respectively.

(d) The shares with mandatory redemption have redemption requirements of $10.8 million for each year of the next four years, and $2.5 million in year five. The fair value of the preferred stock with mandatory redemption, including amounts due within one year, based on market price quotations at December 31, 2000 and 1999, was $65.6 million and $86.5 million, respectively.

(e) The outstanding shares of preferred stock without mandatory redemption are callable at various prices above their stated values. At December 31, 2000, JCP&L could call the 4% Series for $13.3 million.

<u>Subsidiary-Obligated Mandatorily Redeemable Preferred Securities</u>:

JCP&L Capital, L.P., Met-Ed Capital, L.P. and Penelec Capital, L.P. are special-purpose partnerships in which a subsidiary of JCP&L, Met-Ed and Penelec, respectively, is the sole general partner. In 1995, JCP&L Capital, L.P. issued $125 million at 8.56% (5 million shares at $25 per share) of mandatorily redeemable preferred securities (MIPS) and in 1994, Met-Ed Capital, L.P. and Penelec Capital, L.P. issued $100 million at 9% (4 million shares at $25 per share) and $105 million at 8.75% (4.2 million shares at $25 per share), respectively, of MIPS. The proceeds were loaned to JCP&L, Met-Ed and Penelec, respectively, which, in turn, issued their deferrable interest subordinated debentures to the partnerships. In 1999, Met-Ed and Penelec redeemed all of their outstanding shares of MIPS for $100 million and $105 million, respectively. At December 31, 2000, JCP&L's outstanding shares of MIPS had a fair value of $122.2 million.

The MIPS of JCP&L Capital, L.P. mature in 2044 and are redeemable at the option of JCP&L beginning in May of 2000 at 100% of their principal amount. JCP&L has fully and unconditionally guaranteed payment of distributions, to the extent there is sufficient cash on hand to permit such payments and legally available funds, and payments on liquidation or redemption of its Preferred Securities. Distributions on the MIPS (and interest on the subordinated debentures) may be deferred for up to 60 months, but JCP&L may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

<u>Subsidiary-Obligated Trust Preferred Securities</u>:

In 1999, Met-Ed Capital Trust, a wholly-owned subsidiary of Met-Ed, issued $100 million of trust preferred securities (Met-Ed Trust Preferred Securities) at 7.35%, due 2039. The sole assets of Met-Ed Capital Trust are the 7.35% Cumulative Preferred Securities of Met-Ed Capital II, L.P. (Met-Ed Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Met-Ed Partnership Preferred Securities. Each Met-Ed Trust Preferred Security represents a Met-Ed Partnership Preferred Security. Met-Ed Capital II, L.P. is a wholly-owned subsidiary of Met-Ed and the sponsor of Met-Ed Capital Trust. The sole assets of Met-Ed Capital II, L.P. are Met-Ed's 7.35% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Met-Ed has fully and unconditionally guaranteed the Met-Ed Partnership Preferred Securities, and, therefore, the Met-Ed Trust Preferred Securities.

million of trust preferred securities (Penelec Trust Preferred Securities) at 7.34%, due 2039. The sole assets of Penelec Capital Trust are the 7.34% Cumulative Preferred Securities of Penelec Capital II, L.P. (Penelec Partnership Preferred Securities) and its only revenues are the quarterly cash distributions it receives on the Penelec Partnership Preferred Securities. Each Penelec Trust Preferred Security represents a Penelec Partnership Preferred Security. Penelec Capital II, L.P. is a wholly-owned subsidiary of Penelec and the sponsor of Penelec Capital Trust. The sole assets of Penelec Capital II, L.P. are Penelec's 7.34% Subordinated Debentures, Series A, due 2039, which have an aggregate principal amount of $103.1 million. Penelec has fully and unconditionally guaranteed the Penelec Partnership Preferred Securities, and, therefore, the Penelec Trust Preferred Securities.

The fair value of the Met-Ed and Penelec Trust Preferred Securities at December 31, 2000 was $96.5 million and $97 million, respectively.

5. STOCKHOLDERS' EQUITY

The following table presents information relating to the common stock ($2.50 par value) of GPU, Inc.:

	2000	1999	1998
Authorized shares	**350,000,000**	350,000,000	350,000,000
Issued shares	**132,783,338**	132,783,338	132,783,338
Reacquired shares	**13,343,387**	11,017,798	4,787,657
Outstanding shares	**119,439,951**	121,765,540	127,995,681
Outstanding restricted units	**312,520**	283,602	268,360
Outstanding stock options	**1,175,069**	389,250	335,950

In 2000, GPU, Inc. reacquired 2.8 million shares of common stock at a total cost of $71.9 million.

At December 31, 2000 and 1999, the following issues of common stock were outstanding:

	(in thousands) 2000	1999
GPU, Inc.		
Common stock, par value $2.50 per share	**$331,958**	$331,958
JCP&L		
Common stock, par value $10 per share, 16,000,000 shares authorized, 15,371,270 shares issued and outstanding	**$153,713**	$153,713
Met-Ed		
Common stock, no par value, 900,000 shares authorized, 859,500 shares issued and outstanding	**$ 66,273**	$ 66,273
Penelec		
Common stock, par value $20 per share,		

5,400,000 shares authorized, 5,290,596 shares issued and outstanding	$105,812	$105,812

Pursuant to the 1990 Employee Stock Plan (as restated to reflect amendments through June 1, 2000), awards may be granted in the form of incentive stock options, nonqualified stock options, restricted shares of common stock, performance units and stock appreciation rights, which may accompany options.

In 2000, GPU, Inc. granted stock options to officers and selected employees to purchase 722,700 shares at $29.25 per share. During the year, 17,100 of these options were forfeited leaving a total of 705,600 outstanding at December 31, 2000. Also in 2000, as part of the acquisition of MYR, options held by MYR employees to purchase MYR stock were converted to 97,524 options to purchase GPU, Inc. common stock. The average exercise price of the 97,524 options is $9.93 per share and 6,305 of these options were exercised at an average price of $4.90 during 2000. No additional options were exercised in 2000. In 1999, GPU, Inc. granted stock options to officers to purchase 90,600, 1,000 and 1,000 shares at $42.9375, $34.50 and $34.6875 per share, respectively. In 1998, GPU, Inc. granted stock options to officers to purchase 305,950 and 30,000 shares at $36.625 per share and $44.25 per share, respectively. In 2000, 7,300 and 3,700 options exercisable at $36.625 and $42.9375 per share, respectively, were forfeited. No options were exercised in 1999 and 1998.

At December 31, 2000 and 1999, there were 274,892 and 101,607 options exercisable at weighted average exercise prices of $32.66 and $37.38 per option, respectively. There were no options exercisable at December 31, 1998. All options, other than the MYR converted options have an exercise price equal to the fair market per share value of GPU, Inc. common stock on the grant date. All options vest in three equal annual installments, have a 10-year term and are exercisable in accordance with the terms set forth in the Stock Option Agreement. In the event of a change in control of GPU during the option term (which would include GPU, Inc.'s proposed merger with FirstEnergy), all options would immediately become exercisable. The weighted-average remaining contractual life of options outstanding as of December 31, 2000 was 8.7 years.

The weighted average fair value of options granted during 2000, 1999 and 1998 was $4.60, $6.60 and $4.41 per option, respectively. The options were valued using the Black-Scholes pricing model. For the years 2000, 1999 and 1998, the assumptions used in these valuations were as follows: a risk-free rate of return of 6.38%, 6.14% and 5.70%, respectively; a stock price volatility of 23.5%, 20.21% and 17.36%, respectively; an average dividend yield of 5.71%, 5.42% and 5.67%, respectively; and the exercise of all options on the final day of their 10-year terms.

Also pursuant to the 1990 Employee Stock Plan, in 2000, 1999 and 1998, GPU, Inc. issued performance units to officers and selected employees representing rights to receive shares of common stock, on a one-for-one basis, at the end of the restriction period. The number of shares eventually issued will depend upon the degree to which GPU's performance goals have been met for the performance period and could range from 0% to 200% of the originally awarded units plus additional units resulting from reinvested dividend equivalents. These performance units vest on a pro-rata basis over three or five years. In the event of a change in control of GPU during the performance period (which would include GPU, Inc.'s proposed merger with FirstEnergy), all performance units would immediately vest within the range of 100% to 200% of the original units awarded.

Since 1997, pursuant to the Deferred Stock Unit Plan for Outside Directors, restricted units were issued to outside directors representing rights to receive shares of GPU, Inc. common stock, on a one-for-one basis. All restricted units are considered common stock equivalents and, accordingly, are reflected in the computation of diluted

earnings per share shown on the Consolidated Statements of Income. The restricted units accrue dividend equivalents on a quarterly basis, which are reinvested in additional restricted units. The restricted units vest upon the outside director completing 54 months of service or immediately in the case of a change in control.

Through the above-mentioned plans, officers, selected employees and outside directors were awarded 72,327, 56,994 and 53,260 performance units or restricted units in 2000, 1999 and 1998, respectively. Also in 2000, as part of the acquisition of MYR, restricted units held by MYR employees were converted to GPU, Inc. common stock restricted shares. As of December 31, 2000, 208,136 of these shares were outstanding. In 2000, 1999 and 1998, through these plans, GPU, Inc. issued a total of 247,845, 20,215 and 20,611 shares of common stock, respectively, from previously reacquired shares. At December 31, 2000, there were 1,974,190 shares of common stock authorized for issuance as awards of restricted shares, units, options or rights, in the aggregate.

In 1996, GPU adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which establishes a fair value-based method of accounting for employee stock-based compensation. As permitted by FAS 123, GPU continues to follow the intrinsic value method set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had the fair value-based method of accounting been applied instead, the fair value of options would have been expensed, and net income for 2000, 1999 and 1998 would have been $231.4 million, $458.7 million and $359.3 million, respectively, and earnings per share for the same periods would have been $1.91, $3.66 and $2.83, respectively.

Accumulated Other Comprehensive Income/(Loss):

In 1997, GPU adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." At December 31, 2000 and 1999, GPU had the following amounts in Accumulated other comprehensive income/(loss) on the Consolidated Balance Sheets:

	(in thousands) 2000	1999
GPU, Inc. and Subsidiary Companies		
Net unrealized gains on investments (1)	**$ 13,404**	$ 34,183
Foreign currency translation	**(72,402)**	(40,518)
Minimum pension liability	**(3,626)**	(6)
Accumulated other comprehensive income/(loss)	**$(62,624)**	$(6,341)

	(in thousands) 2000	1999
JCP&L		
Net unrealized gain on investments	**$ 7**	$ 7
Minimum pension liability	**(15)**	-
Accumulated other comprehensive income/(loss)	**$ (8)**	$ 7

	(in thousands) 2000	1999
Met-Ed		
Net unrealized gain on investments (1)	**$ 74**	$ 21,369
Minimum pension liability	**(10)**	(6)
Accumulated other comprehensive income	**$ 64**	$ 21,363

(in thousands)

Penelec	2000	1999
Net unrealized gain on investments (1)	$ 23	$ 10,619
Minimum pension liability	-	-
Accumulated other comprehensive income	$ 23	$ 10,619

(1) The change in the net unrealized gain on investments includes the reclassification of previously unrealized gains totaling $31.8 million (Met-Ed $21.2 million; Penelec $10.6 million), from Accumulated other comprehensive income to Regulatory assets, net on the Consolidated Balance Sheets. See Nuclear Plant Retirement Costs section of Note 12, Commitments and Contingencies.

The components of the change in accumulated other comprehensive income/(loss), and the related tax effects, for the years 2000, 1999 and 1998 are as follows:

	(in thousands)		
GPU, Inc. and Subsidiary Companies	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gains/(loss) on investments	$(38,042)	$ 17,263	$(20,779)
Foreign currency translation adjustments	(43,240)	15,134	(28,106)
Adjustment for amounts included in income	(5,813)	2,035	(3,778)
Net change in accumulated other comprehensive income	(49,053)	17,169	(31,884)
Minimum pension liability	(6,183)	2,563	(3,620)
Total change in accumulated other comprehensive income/(loss)	$(93,278)	$ 36,995	$(56,283)
1999			
Net unrealized gains on investments	$ 12,516	$(4,680)	$ 7,836
Adjustment for amounts included in income	(1,998)	-	(1,998)
Net change in accumulated other comprehensive income	10,518	(4,680)	5,838
Foreign currency translation adjustments	19,735	(6,907)	12,828
Adjustment for amounts included in income	1,586	(555)	1,031
Net change in accumulated other comprehensive income	21,321	(7,462)	13,859
Minimum pension liability	8,957	(3,691)	5,266
Total change in accumulated other comprehensive income/(loss)	$ 40,796	$(15,833)	$ 24,963
1998			
Net unrealized gains on investments	$ 13,235	$(4,248)	$ 8,987
Foreign currency translation adjustments	(23,295)	8,233	(15,062)
Adjustment for amounts included in income	8,737	(3,136)	5,601
Net change in accumulated other comprehensive income/(loss)	(14,558)	5,097	(9,461)
Minimum pension liability	(2,605)	1,071	(1,534)
Total change in accumulated other comprehensive income/(loss)	$(3,928)	$ 1,920	$(2,008)

	(in thousands)		
	Amount	Income Tax	Amount

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

JCP&L	Before Taxes	(Expense) Benefit	Net of Taxes
2000			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(26)	11	(15)
Total change in accumulated other comprehensive income/(loss)	$ (26)	$ 11	$ (15)
1999			
Net unrealized gain on investments	$ 7	$ -	$ 7
Minimum pension liability	718	(293)	425
Total change in accumulated other comprehensive income/(loss)	$ 725	$ (293)	$ 432
1998			
Net unrealized gain on investments	$ -	$ -	$ -
Minimum pension liability	(718)	293	(425)
Total change in accumulated other comprehensive income/(loss)	$ (718)	$ 293	$ (425)

		(in thousands)	
Met-Ed	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	$(36,312)	$ 15,016	$(21,296)
Minimum pension liability	(6)	3	(3)
Total change in accumulated other comprehensive income/(loss)	$(36,318)	$ 15,019	$(21,299)
1999			
Net unrealized gain on investments	$ 7,388	$ (3,073)	$ 4,315
Minimum pension liability	901	(373)	528
Total change in accumulated other comprehensive income/(loss)	$ 8,289	$ (3,446)	$ 4,843
1998			
Net unrealized gain on investments	$ 6,990	$ (2,842)	$ 4,148
Minimum pension liability	(196)	81	(115)
Total change in accumulated other comprehensive income/(loss)	$ 6,794	$ (2,761)	$ 4,033

		(in thousands)	
Penelec	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
2000			
Net unrealized gain on investments	$(18,173)	$ 7,577	$(10,596)
Minimum pension liability	-	-	-
Total change in accumulated other comprehensive income/(loss)	$(18,173)	$ 7,577	$(10,596)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

1999			
Net unrealized gain on investments	$ 3,708	$ (1,607)	$ 2,101
Minimum pension liability	282	(117)	165
Total change in accumulated other comprehensive income/(loss)	$ 3,990	$ (1,724)	$ 2,266
1998			
Net unrealized gain on investments	$ 3,470	$ (1,406)	$ 2,064
Minimum pension liability	(73)	30	(43)
Total change in accumulated other comprehensive income/(loss)	$ 3,397	$ (1,376)	$ 2,021

6. ACCOUNTING FOR EXTRAORDINARY AND NON-RECURRING ITEMS

GPU PowerNet Sale (2000):

In June 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to SPI for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US $137.8 million) of medium term notes. A significant portion of the net proceeds from the sale were used to repay debt in 2000, and the remaining proceeds have been placed in a trust and will be used to further reduce debt. As a result of the sale, GPU recorded in Operating Income on the Consolidated Statement of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million ($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss. During the fourth quarter 2000, there was a change in the estimated tax benefits, which reduced GPU's after-tax loss on the sale to $276.6 million, or $2.28 per share.

GPU International, Inc. (GPUI) Sale (2000):

In December 2000, GPU, Inc. sold GPUI to Aquila for $225 million. The sale included GPUI's interests in six domestic operating plants and one development stage project. The net proceeds from the sale were used primarily to reduce debt at GPU Capital.

As a result of the sale, GPU realized a pre-tax gain of $133 million ($89.2 million after-tax, or $0.73 per share).

Restructured Power Purchase Agreement (2000):

In June 1998, Onondaga Cogeneration L.P. (Onondaga), a GPUI independent power project, and Niagara Mohawk Power Corporation (NIMO) renegotiated their existing power purchase agreement and entered into a 10-year indexed swap agreement and power put.

In September 2000 (prior to the sale of GPUI), Onondaga terminated its rights under the power put thereby terminating all agreements Onondaga had with NIMO to sell energy and capacity under the restructured power purchase agreement. As a result, in 2000, a net pre-tax gain of $42.8 million ($27.8 million after-tax, or $0.23 per share) was recorded in Other Income and Deductions on the Consolidated Statement of Income, as follows: the deferred gain of $86.7 million pre-tax related to the restructured power purchase agreement with NIMO was recognized in income; and the indexed swap agreement was marked to market and the associated deferred revenue was taken to income resulting in a pre-tax gain of $90.8 million. In addition, as a result of terminating the power put with NIMO and based on information supplied by an outside independent expert, management determined that the Onondaga plant would not operate on an economically profitable basis in the merchant generation market, and that the equipment would be technologically obsolete. As the result of an impairment test performed under Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to Be Disposed Of," using the undiscounted cash flows of the plant's operations, management determined that the plant was impaired, and the carrying value of the plant was written down by $69.1 million pre-tax. Also, as a result of the termination of Onondaga's rights under the power put, a review of firmly committed long-term executory gas transportation contracts was performed and the contracts were determined to be out of market, which resulted in a charge to income of $65.6 million. Management's analysis utilized gas and energy pricing supplied by an independent expert.

In addition, in 2000 a pre-tax charge of $2.5 million ($1.6 million after-tax, or $0.01 per share) was recorded in other operation and maintenance expense for settlement amounts paid in connection with the termination of Onondaga's steam supply agreement.

PaPUC Phase II Order (2000):

On December 20, 2000, the PaPUC issued a Phase II Order providing a final determination of Met-Ed's and Penelec's stranded cost recovery related to the divestiture of their generating assets. The net impact of the Phase II Order was a credit to income of $66.1 million pre-tax (Met-Ed $44.6 million; Penelec $21.5 million), or $40.8 million after-tax (Met-Ed $32 million; Penelec $8.8 million), or $0.34 per share, the major components of which are discussed below.

As a result of the sales of their generating facilities in 1999, Met-Ed and Penelec recognized a pension curtailment gain (per Statement of Financial Accounting Standards No. 88 (FAS 88), "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions"), associated with employees who were terminated from the companies at the time of the sale. This gain, which amounted to $50.5 million pre-tax (Met-Ed $26.2 million; Penelec $24.3 million), was deferred pending the outcome of the Phase II proceedings. Upon receipt of the Phase II Order, the deferred gain was recognized in income.

In their Phase II filings, Met-Ed and Penelec requested recovery of an additional $303.8 million (Met-Ed $226.3 million; Penelec $77.5 million) of stranded costs. The Phase II Order disallows recovery of $27.9 million (Met-Ed $16 million; Penelec $11.9 million) of this amount. However, Met-Ed and Penelec anticipated a disallowance of a portion of their stranded costs, and established a reserve of $24.9 million (Met-Ed $18.7 million; Penelec $6.2 million) in 1999. Therefore, in 2000, the remaining disallowance of $3 million pre-tax (Met-Ed $(2.7) million; Penelec $5.7 million) was (credited)/charged to income.

Met-Ed requested recovery of stranded costs associated with its leasehold interest in the Merrill Creek Reservoir project. The Phase II Order granted Met-Ed full recovery of these costs. Met-Ed had previously recorded liabilities which were reversed upon review of the Phase II Order. In addition, during the proceedings, certain estimates and assumptions used in calculating the lease expense were revised. The reversal of related liabilities and the changes in estimates and assumptions resulted in a credit to income of $13.8 million pre-tax.

The Phase II Order deferred a decision on Met-Ed's requested rate increase in 2006 for future consideration. The Order also requires Met-Ed and Penelec to seek a ruling from the Internal Revenue Service (IRS) approving the credit to ratepayers of unamortized investment tax credits and excess deferred income tax benefits associated with their divested generating stations, which were recognized in operating income in 1999. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income.

Generation Asset Divestiture (2000 and 1999):

GPU Energy companies

During 2000 and 1999, the GPU Energy companies completed the sales of substantially all their electric generating facilities. The PaPUC has made a final determination of Met-Ed's and Penelec's stranded cost recovery, as discussed above. The NJBPU, however, has deferred making a final determination of the net proceeds and stranded cost recovery related to JCP&L's generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In August 2000, JCP&L sold Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $10 million. As a result of the sale, a non-recurring gain of $16.5 million, or $0.13 per share, was recognized in income for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale. If JCP&L receives an IRS ruling that supports returning these tax benefits to ratepayers, JCP&L would then reduce its stranded costs by this amount and record a corresponding charge to income. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant and JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage cost (up to a maximum of $88 million), including the fuel reload, for the refueling outage completed in November 2000. Outage costs of approximately $88 million were incurred, and are presently being reviewed by GPU. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001. As discussed below, the Oyster Creek plant was written down to its fair market value in 1999.

In 1999, the GPU Energy companies sold TMI-1 to AmerGen for a total purchase price of approximately $100 million. The sale did not have a significant impact on 1999 earnings since TMI-1 had been written down to its fair market value in 1998, resulting in a loss of $528.3 million pre-tax (JCP&L $133.1 million; Met-Ed $270.7 million; Penelec $124.5 million), which was deferred as a regulatory asset.

Penelec sold its 50% interest in the Homer City Station to a subsidiary of Edison Mission Energy for approximately $900 million in 1999. As a result, Penelec recorded a pre-tax gain of $38.2 million ($22.6 million after-tax, or $0.18 per share) for the portion of the gain related to wholesale operations and deferred as a regulatory liability the remaining pre-tax gain of $590.7.

Penelec sold its 20% interest in the Seneca Pumped Storage Hydroelectric Generating Station to The Cleveland Electric Illuminating Company for $43 million in 1999. The sale resulted in a pre-tax gain of $2 million ($1.2 million after-tax, or $0.01 per share) for the portion of the gain related to wholesale operations and the deferral of the remaining pre-tax gain of $30.2 million as a regulatory liability.

In addition, during 1999 the GPU Energy companies completed the sales of their remaining fossil fuel and hydroelectric generating facilities to Sithe Energies (Sithe) for approximately $1.6 billion (JCP&L $416 million; Met-Ed $641 million; Penelec $558 million) (JCP&L's Forked River combustion turbines and 50% interest in Yards Creek, as well as Met-Ed's York Haven hydroelectric station, were not included in the sales). The sales resulted in a pre-tax gain of $22.9 million (Met-Ed $2.4 million; Penelec $20.5 million), or $13.4 million after-tax (Met-Ed $1.4 million; Penelec $12 million), or $0.11 per share, for the portion of the gain related to wholesale operations, and deferral of the remaining pre-tax gain of $706.5 million (Met-Ed $389.1 million; Penelec $317.4 million) as a regulatory liability.

GPU Power UK

Prior to GPU's purchase of the 50% of GPU Power UK it did not already own, GPU Power UK sold its electric supply business to National Power plc for approximately $300 million. As a result, in 1999 GPU recorded a pre-tax gain on the sale of $10.5 million ($6.8 million after-tax, or $0.05 per share).

JCP&L Restructuring Order (1999):

In 1999, the NJBPU issued a Summary Order regarding JCP&L's unbundling, stranded cost and restructuring filings. Accordingly, in 1999 JCP&L discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to its electric generation operations. The transmission and distribution operations of JCP&L continue to be subject to the provisions of FAS 71.

In 1999, JCP&L recorded a reduction in operating revenues of $115 million ($68 million after-tax, or $0.54 per share) relating to the Summary Order. This reduction reflects JCP&L's obligation to refund to customers 5% from rates in effect as of April 30, 1997. The refund will be made to customers from August 1, 2002 through July 31, 2003.

Since JCP&L is no longer subject to FAS 71 for the generation portion of its business, GPU performed an impairment test on Oyster Creek in accordance with FAS 121. Management determined that JCP&L's net investment in Oyster Creek, including plant, nuclear fuel and materials and supplies inventories, was impaired. This investment was written down by a total of $678 million pre-tax in 1999 to reflect the plant's fair market value. This impairment, which was recorded as an extraordinary deduction, was reversed and re-established as a regulatory asset since the NJBPU Summary Order provides for rate recovery.

Pennsylvania Restructuring Orders (1998):

In 1998, Met-Ed and Penelec received PaPUC Restructuring Orders which, among other things, essentially removed from regulation the costs associated with providing electric generation service to Pennsylvania consumers, effective January 1, 1999. Accordingly, in 1998 Met-Ed and Penelec discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to their electric generation operations. The transmission and distribution operations of Met-Ed and Penelec continue to be subject to the provisions of FAS 71.

As a result of the Restructuring Orders, Met-Ed and Penelec recorded a pre-tax extraordinary charge of $42.1 million (Met-Ed $11.5 million; Penelec $30.6 million), or $25.8 million after-tax (Met-Ed $6.8 million; Penelec $19 million), or $0.20 per share, and a pre-tax non-recurring charge of $68.5 million (Met-Ed $32.9 million; Penelec $35.6 million), or $40 million after-tax (Met-Ed $19.2 million; Penelec $20.8 million), or $0.32 per share, for customer refunds of 1998 revenues and for the establishment of a sustainable energy fund.

In accordance with FAS 121, impairment tests were performed and determined that the net investment in TMI-1 was impaired at December 31, 1998, resulting in a write-down of $518 million pre-tax (JCP&L $134 million; Met-Ed $257 million; Penelec $127 million) to reflect TMI-1's fair market value. Of the amount written down for TMI-1, $508 million (JCP&L $134 million; Met-Ed $255 million; Penelec $119 million) was deferred as a regulatory asset pending the outcome of the Phase II proceedings and $10 million (Met-Ed $2 million; Penelec $8 million) (the FERC jurisdictional portion) was charged to expense as an extraordinary item in 1998.

7. ACQUISITIONS

MYR Group Inc.

In April 2000, GPU, Inc. acquired MYR for approximately $217.5 million. The fair value of the assets acquired totaled approximately $154.6 million and the amount of liabilities assumed totaled approximately $99.7 million.

MYR, a suburban Chicago-based infrastructure construction services company, provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

The acquisition was partially financed through the issuance of GPU, Inc. short-term debt and was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $162.9 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Empresa Distribuidora Electrica Regional, S.A.

In March 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa) for US $375 million. The fair value of the assets acquired totaled approximately $320 million and the amount of liabilities assumed totaled approximately $153 million, including debt of $76 million. Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina.

The acquisition was financed through the issuance of commercial paper by GPU Capital, guaranteed by GPU, Inc., and a $50 million capital contribution from GPU, Inc.

The acquisition was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets by approximately $208 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Transmission Pipelines Australia

In June 1999, GPU Electric acquired Transmission Pipelines Australia (TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The fair value of the assets acquired totaled approximately US $704 million and the amount of liabilities assumed totaled approximately US $116 million.

The acquisition was financed through: (1) an A$750 million (approximately US $495 million) senior credit facility, which is non-recourse to GPU, Inc.; and (2) an equity contribution from GPU Capital of A$275 million (approximately US $180 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

The acquisition was accounted for under the purchase method. The total acquisition cost exceeded the estimated value of net assets acquired by approximately $88 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

Midlands Electricity plc (GPU Power UK)

In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon, which

owns GPU Power UK, for £452.5 million (approximately US $714 million). GPU and Cinergy had jointly formed Avon in 1996 to acquire GPU Power UK. The fair value of the assets acquired totaled approximately US $2.1 billion and the liabilities totaled approximately US $1.5 billion, including debt of US $1 billion.

GPU Electric financed the acquisition through a combination of equity and debt. The equity was funded from: (1) a US $250 million contribution from GPU, Inc., and (2) the issuance of US $50 million of commercial paper by GPU Capital, which is guaranteed by GPU, Inc. The debt has been provided through a two-year £245 million (approximately US $382 million) credit agreement entered into by EI UK Holdings, of which GPU, Inc. has guaranteed approximately US $100 million.

As a result of GPU's purchase of Cinergy's 50% ownership in GPU Power UK, effective in the third quarter of 1999, GPU began accounting for GPU Power UK as a consolidated entity, rather than under the equity method of accounting as was previously the practice. Consequently, Goodwill, net on the Consolidated Balance Sheet increased by approximately $1.8 billion in the third quarter of 1999. Of this amount, $1.7 billion relates to the previous 1996 acquisition of GPU Power UK by GPU and Cinergy and approximately $119 million represents goodwill resulting from GPU's purchase of Cinergy's 50% share of GPU Power UK. The goodwill is being amortized on a straight-line basis over 40 years.

Pro Forma Information (1999 Acquisitions)

The consolidated unaudited pro forma results of operations for 1999 and 1998 present information assuming Emdersa, GPU GasNet and the 50% of GPU Power UK (that GPU did not already own) were acquired January 1, 1998. The pro forma amounts include certain adjustments, primarily to recognize interest expense, amortization of goodwill and depreciation of assets having stepped-up bases, and are not necessarily indicative of the actual results that would have been realized had the acquisitions occurred on the assumed date of January 1, 1998, nor are they necessarily indicative of future results. The consolidated unaudited pro forma information is as follows for 1999 and 1998, respectively: operating revenues of $6 billion and $6.9 billion; income before extraordinary item of $493 million and $442 million; net income of $493 million and $416 million; basic and diluted earnings per share before extraordinary item of $3.94 and $3.47; and basic and diluted earnings per share of $3.94 and $3.27.

8. INCOME TAXES

As of December 31, 2000 and 1999, Regulatory assets, net on the Consolidated Balance Sheets reflected $301 million and $296 million, respectively, of Income taxes recoverable through future rates (primarily related to liberalized depreciation), and Income taxes refundable through future rates of $23 million and $28 million, respectively (related to unamortized ITC), substantially due to the recognition of amounts not previously recorded with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993, as follows:

	(in millions) 2000	1999
Income Taxes Recoverable Through Future Rates:		
JCP&L	**$ 18**	$ 2
Met-Ed	**124**	124
Penelec	**159**	170
Total	**$301**	$296

Income Taxes Refundable Through Future Rates:

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

JCP&L	$ 4	$ 14
Met-Ed	10	8
Penelec	9	6
Total	$ 23	$ 28

Summaries of the components of deferred taxes as of December 31, 2000 and 1999 are as follows:

GPU, Inc. and Subsidiary Companies:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Current:		
Unbilled revenue	$ 24	$ 12	Revenue taxes	$ 6	$ 5
Other	10	60	Deferred energy	3	3
Total	$ 34	$ 72	Total	$ 9	$ 8
Noncurrent:			Noncurrent:		
Unamortized ITC	$ 32	$ 36	Liberalized		
Decommissioning	111	77	depreciation:		
Above-market NUGs	725	798	Previously flowed		
Customer transition			through	$ 205	$ 222
charge	-	533	Future revenue		
NUG Costs	62	-	requirements	150	147
Net gain on genera-			Subtotal	355	369
tion asset sales	184	499	Liberalized		
Deferred foreign			depreciation	552	659
tax credits	145	137	Customer transition		
Other	474	448	charge	795	1,451
Total	$1,733	$2,528	Net loss on genera-		
			tion asset sales	292	218
			Market transition		
			charge	100	-
			Decommissioning	116	-
			Purchase accounting		
			basis difference	482	573
			Other	402	293
			Total	$3,094	$3,563

JCP&L:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Current:		
Unbilled revenue	$ 21	$ 2	Revenue taxes	$ 6	$ 5
			Deferred Energy	2	3
			Total	$ 8	$ 8
Noncurrent:			Noncurrent:		
Unamortized ITC	$ 13	$ 23	Liberalized		
Decommissioning	15	31	depreciation:		
Contributions in aid			Previously flowed		
of construction	20	21	through	$ 41	$ 35
Revenues subject			Future revenue		

to refund	47	47	requirements	33	29
Net gain on generation asset sales	93	73	Subtotal	74	64
Other	-	27	Liberalized depreciation	261	368
Total	$188	$222	Forked River	-	7
			Net loss on generation asset sales	291	58
			Market transition charge	100	-
			Decommissioning	56	-
			Other	84	74
			Total	$866	$571

Met-Ed:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Noncurrent:		
Unbilled revenue	$ 2	$ 3	Liberalized depreciation:		
Noncurrent:			Previously flowed through	$ 71	$ 81
Unamortized ITC	$ 10	$ 8	Future revenue requirements	51	49
Decommissioning	63	27	Subtotal	122	130
Above-market NUGs	296	303	Liberalized depreciation	132	129
Customer transition charge	-	160	Customer transition charge	382	594
Generation revenue requirements	24	24	Net loss on generation asset sales	-	110
Net gain on generation asset sales	2	161	Decommissioning	62	-
Other	53	55	Other	30	30
Total	$448	$738	Total	$728	$993

Penelec:

(in millions)

Deferred Tax Assets	2000	1999	Deferred Tax Liabilities	2000	1999
Current:			Noncurrent:		
Unbilled revenue	$ 2	$ 8	Liberalized depreciation:		
Noncurrent:			Previously flowed through	$ 92	$ 103
Unamortized ITC	$ 9	$ 5	Future revenue requirements	66	69
Decommissioning	35	19	Subtotal	158	172
Above-market NUGs	428	494	Liberalized depreciation	158	155
Customer transition charge	-	374	Customer transition charge	412	856
NUG Costs	83	-	Net loss on generation asset sales	-	51
Generation revenue requirements	23	23	Other	8	16
Net gain on generation asset sales	89	264			
Other	42	46			

Total	$ 709	$1,225	Total	$ 736	$1,250

The reconciliations of net income to book income subject to tax and of the federal statutory rate to combined federal and state effective tax rates, are as follows:

GPU, Inc. and Subsidiary Companies:

	(in millions)		
	2000	1999	1998
Net income	**$234**	$459	$360
Preferred stock dividends	**7**	9	11
Loss on preferred stock reacquisition	**-**	2	-
Income tax expense	**182**	294	250
Book income subject to tax	**$423***	$764*	$621*
Federal statutory rate	**35%**	35%	35%
State tax, net of federal benefit	**9**	5	5
Amortization of ITC	**(4)**	(6)	(1)
Australian tax rate reduction	**(2)**	-	-
PowerNet sale	**8**	-	-
Other, net	**(3)**	4	1
Effective income tax rate	**43%**	38%	40%

* Includes pre-tax foreign operations income of $228 million, $331 million and $238 million, of which $15 million, $85 million and $88 million, respectively for 2000, 1999 and 1998, are included in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. For 2000, pre-tax foreign operations income excludes a loss of $372 million on sale of PowerNet.

JCP&L:

	(in millions)		
	2000	1999	1998
Net income	**$211**	$172	$222
Income tax expense	**120**	101	145
Book income subject to tax	**$331**	$273	$367
Federal statutory rate	**35%**	35%	35%
State tax, net of federal benefit	**7**	6	5
Amortization of ITC, net	**(4)**	(5)	-
Other, net	**(2)**	1	(1)
Effective income tax rate	**36%**	37%	39%

Met-Ed:

	(in millions)		
	2000	1999	1998
Net income	**$ 82**	$ 96	$ 51
Income tax expense	**44**	61	33
Book income subject to tax	**$126**	$157	$ 84
Federal statutory rate	**35%**	35%	35%
State tax, net of federal benefit	**6**	7	6
Amortization of ITC	**(1)**	(8)	(2)

Other, net	(5)	5	-
Effective income tax rate	35%	39%	39%

Penelec:

	(in millions) 2000	1999	1998
Net income	$ 39	$153	$ 40
Income tax expense	30	54	31
Book income subject to tax	$ 69	$207	$ 71
Federal statutory rate	35%	35%	35%
State tax, net of federal benefit	5	7	8
Amortization of ITC, net	(2)	(11)	-
Other, net	5	(5)	1
Effective income tax rate	43%	26%	44%

Federal and state income tax expense is comprised of the following:

GPU, Inc. and Subsidiary Companies:

	(in millions) 2000	1999	1998
Provisions for taxes currently payable:			
Domestic	$(174)	$ 775	$290
Foreign	34	60	22
Total provision for taxes	(140)	835	312
Deferred income taxes:			
Liberalized depreciation	(100)	(252)	2
Foreign deferred taxes	27	80	31
Unbilled revenues	6	19	-
Gain/(loss) on sale of property	395	(406)	-
Decommissioning	26	87	(19)
PA Restructuring (FAS 71)	-	61	(15)
Operating nonutility generators	(187)	-	-
Customer transition charge	124	-	-
Market transition charge	76	21	-
Nonutility generation contract buyout costs	(56)	(14)	(11)
Provision for rate refunds	-	(47)	(10)
OPEBs	-	2	(12)
Other	28	(45)	(19)
Deferred income taxes, net	339	(494)	(53)
Amortization of ITC, net	(17)	(47)	(9)
Income tax expense	$ 182	$ 294	$250

The foreign taxes in the above table for 2000, 1999 and 1998 include $5 million ($19 million Current; $(14) million Deferred), $53 million ($16 million Current; $37 million Deferred) and $27 million ($10 million Current; $17 million Deferred) in foreign tax expense which is netted in Equity in undistributed earnings/(loss) of affiliates in the Consolidated Statements of Income. Included in the ITC Amortization is the recognition of $10 million and $36 million for 2000 and 1999, respectively of ITC benefit resulting from

the sale of generation plants.

JCP&L:

	(in millions)		
	2000	1999	1998
Provisions for taxes currently payable	$(135)	$197	$187
Deferred income taxes:			
Liberalized depreciation	(106)	(49)	(11)
Decommissioning	62	22	(12)
Nonutility generation contract buyout costs	(20)	(19)	-
Provision for rate refund	-	(47)	-
Unbilled revenue	(3)	19	-
Gain/(loss) sale of property	226	(16)	-
Market transition charge	76	21	-
Other postemployment benefits	-	4	(5)
Gain/Loss on reacquired debt	-	-	3
New Jersey revenue tax	4	-	(2)
Deferral of energy costs	-	(1)	10
Abandonment loss - Forked River	-	(4)	(4)
Nuclear outage maintenance costs	34	3	3
Accretion income	-	-	4
Pension expense/VERP	-	(2)	(2)
Demand-side management	4	(7)	-
Global settlement	-	2	(8)
Gas site & investigation MGP insurance recovery	-	-	(8)
Other	(7)	(10)	(6)
Deferred income taxes, net	270	(84)	(38)
Amortization of ITC, net	(15)	(12)	(4)
Income tax expense	$ 120	$101	$145

Met-Ed:

	(in millions)		
	2000	1999	1998
Provisions for taxes currently payable	$ 22	$140	$ 56
Deferred income taxes:			
Liberalized depreciation	3	(88)	5
Decommissioning	(31)	42	(5)
PA Restructuring (FAS 71)	-	30	15
Operating nonutility generators	(99)	-	-
Customer transition charge	118	-	-
Nonutility generation contract buyout costs	-	2	(9)
Provision for rate refund	-	-	(11)
Unbilled revenue	3	-	-
Gain/(loss) sale of property	49	(51)	-
Other postemployment benefits	-	-	(5)
Pension expense/VERP	(5)	-	(3)
Nuclear outage maintenance costs	-	3	(3)
Nonutility generation contract over collections	-	-	8
CTC NUG deferrals	-	-	(5)

Sustainable energy fund	-	-	(2)
Other	(15)	(5)	(6)
Deferred income taxes, net	23	(67)	(21)
Amortization of ITC, net	(1)	(12)	(2)
Income tax expense	$ 44	$ 61	$ 33

Penelec:

	(in millions)		
	2000	1999	1998
Provisions for taxes currently payable	$ 15	$472	$ 47
Deferred income taxes:			
Liberalized depreciation	3	(114)	2
Decommissioning	(4)	23	(2)
PA Restructuring (FAS 71)	-	31	(11)
Operating nonutility generators	(89)	-	-
Customer transition charge	6	-	-
Nonutility generation contract buyout costs	(36)	3	(1)
Unbilled revenue	7	-	-
Gain/(loss) sale of property	120	(339)	-
Other postemployment benefits	-	(2)	(2)
Pension expense/VERP	(4)	-	(2)
Nuclear outage maintenance costs	-	2	(1)
Nonutility generation contract over collections	-	-	6
CTC NUG deferrals	(15)	-	2
Sustainable energy fund	2	-	(3)
Other	26	1	(2)
Deferred income taxes, net	16	(395)	(14)
Amortization of ITC, net	(1)	(23)	(2)
Income tax expense	$ 30	$ 54	$ 31

The IRS has completed its examinations of GPU's federal income tax returns through 1995.

9. SUPPLEMENTARY INCOME STATEMENT INFORMATION

Maintenance expense and other taxes charged to operating expenses consisted of the following:

	(in millions)		
	2000	1999	1998
Maintenance:			
JCP&L	$ 79	$ 84	$ 91
Met-Ed	23	48	49
Penelec	31	54	62
Other	51	24	-
Total maintenance	$184	$210	$202

(in millions)

	2000	1999	1998
Other taxes:			
New Jersey Transitional Energy Facility Assessment	$ 48	$ 59	$ 67
Pennsylvania state gross receipts:			
Met-Ed	36	27	39
Penelec	37	27	40
Total	73	54	79
Real estate and personal property:			
JCP&L	4	5	9
Met-Ed	2	4	6
Penelec	1	6	8
Other	41	24	-
Total	48	39	23
Stamp taxes (U.K.)	-	6	-
Other:			
JCP&L	13	13	19
Met-Ed	6	9	13
Penelec	8	9	16
Other	25	2	2
Total	52	33	50
Total other taxes	$221	$191	$219

The cost of services rendered to the GPU Energy companies by their affiliates is as follows:

	(in millions)		
	2000	1999	1998
JCP&L:			
Cost of services rendered by GPUN	$211	$189	$182
Cost of services rendered by GPUS	253	322	26
Cost of services rendered by GPU Generation, Inc. (Genco)	-	69	51
Total	$464	$580	$259
Amount Charged to Income	$259	$393	$239

	(in millions)		
	2000	1999	1998
Met-Ed:			
Cost of services rendered by GPUN	$ 2	$102	$ 59
Cost of services rendered by GPUS	97	152	40
Cost of services rendered by Genco	-	96	108
Total	$ 99	$350	$207
Amount Charged to Income	$ 77	$264	$180

	(in millions)		
	2000	1999	1998
Penelec:			

Cost of services rendered by GPUN	**$ 1**	$ 51	$ 30
Cost of services rendered by GPUS	**138**	184	17
Cost of services rendered by Genco	**-**	102	163
Total	**$139**	$337	$210
Amount Charged to Income	**$109**	$259	$170

For the years 2000, 1999 and 1998, JCP&L purchased $14 million, $22 million and $26 million, respectively, of energy from a cogeneration project in which an affiliate has a 50% partnership interest.

10. EMPLOYEE BENEFITS

Pension Plans and Other Postretirement Benefits:

GPU maintains defined benefit pension plans covering substantially all employees. GPU also provides certain retiree health care and life insurance benefits for substantially all US employees who reach retirement age while working for GPU. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for the years ended December 31, 2000 and 1999, a statement of the funded status of the plans, the amounts recognized in the Consolidated Balance Sheets as of December 31, 2000 and 1999 and the weighted average assumptions used in the measurement of the benefit obligation. The pension benefit disclosure amounts for GPU, Inc. and Subsidiary Companies for the year 1999 reflect the acquisition of the remaining 50% of GPU Power UK by GPU in July of that year. Accordingly, the July 1999 benefit obligation and fair value of plan assets balances for GPU Power UK are shown next to the line items entitled "Acquisitions" and the post-acquisition amounts occurring in the second half of 1999 are included in the tables.

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	**2000**	1999
GPU, Inc. and Subsidiary Companies				
Change in benefit obligation:				
Benefit obligation at January 1:	**$3,157.8**	$1,897.0	**$737.1**	$790.5
Acquisitions	**-**	1,502.5	**-**	-
Service cost	**37.0**	46.2	**11.4**	15.9
Interest cost	**201.8**	158.0	**53.9**	52.2
Plan amendments	**-**	2.5	**8.2**	-
Actuarial (gain)/loss and other items	**(102.3)**	(182.8)	**(57.8)**	(36.9)
Currency exchange	**(104.9)**	(4.0)	**-**	-
Benefits paid	**(205.4)**	(171.0)	**(37.2)**	(39.8)
Curtailments and settlements	**(18.9)**	(139.4)	**(5.7)**	(44.8)
Termination benefits	**27.1**	48.8	**-**	-
Benefit obligation at December 31:	**$2,992.2**	$3,157.8	**$709.9**	$737.1

Change in plan assets:
Fair value of plan assets

Name of Respondent Metropolitan Edison Company	This Report is: (1) X An Original (2) A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

at January 1:	$4,343.4	$2,258.8	$543.3	$507.1
Acquisitions	-	1,710.2	-	-
Actual return on plan assets	(172.4)	579.4	(7.2)	61.0
Employer contributions	1.4	1.8	11.2	15.0
Benefits paid	(205.4)	(171.0)	(37.2)	(39.8)
Currency exchange	(117.5)	(5.8)	-	-
Settlement and other items	(35.4)	(30.0)	-	-
Fair value of plan assets at December 31:	$3,814.1	$4,343.4	$510.1	$543.3
Funded Status:				
Funded status at December 31:	$ 821.9	$1,185.6	$(199.8)	$(193.8)
Unrecognized net actuarial (gain)/loss	(575.1)	(953.0)	(61.7)	(54.2)
Unrecognized prior service cost	19.4	21.5	15.2	2.9
Unrecognized net transition (asset)/obligation	(0.9)	(1.4)	111.8	143.3
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Prepaid benefit cost	$ 286.0	$ 297.2	$ -	$ 24.2
Accrued benefit liability	(28.5)	(45.3)	(134.5)	(126.0)
Intangible asset	1.6	0.8	-	-
Accumulated other comprehensive income	2.6	-	-	-
Deferred income taxes	3.6	-	-	-
Net amount recognized	$ 265.3	$ 252.7	$(134.5)	$(101.8)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
JCP&L				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 4.9	$ 509.7	$ 0.5	$198.2
Transfer to GPUS	-	(502.4)	-	(197.7)
Service cost	0.5	0.1	-	-
Interest cost	1.5	0.4	-	-
Actuarial (gain)/loss	(1.7)	(2.8)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 5.1	$ 4.9	$ 0.5	$ 0.5
Change in plan assets:				
Fair value of plan assets at January 1:	$ 6.2	$ 639.9	$ 0.1	$137.0
Transfer to GPUS	-	(634.4)	-	(136.9)
Actual return on plan assets	(0.1)	0.8	-	-
Benefits paid	(0.1)	(0.1)	-	-

Change in allocations	(2.6)	-	-	-
Fair value of plan assets at December 31:	$ 3.4	$ 6.2	$ 0.1	$ 0.1
Funded Status:				
Funded status at December 31:	$ (1.7)	$ 1.3	$ (0.4)	$ (0.4)
Unrecognized net actuarial (gain)/loss	(0.1)	(3.2)	0.2	(0.2)
Unrecognized net transition (asset)/obligation	0.1	0.1	0.1	0.1
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.8)	$ (1.9)	$ (0.1)	$ (0.5)
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (1.7)	$ (1.8)	$ (0.1)	$ (0.5)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Met-Ed				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 10.3	$ 377.9	$ 1.9	$ 163.0
Transfer to GPUS	-	(367.9)	-	(160.8)
Service cost	0.2	0.2	0.1	0.1
Interest cost	0.8	0.5	0.2	0.2
Plan amendments	-	-	0.1	-
Actuarial (gain)/loss	(1.0)	(0.2)	(0.3)	(0.6)
Benefits paid	(0.1)	(0.2)	-	-
Benefit obligation at December 31:	$ 10.2	$ 10.3	$ 2.0	$ 1.9
Change in plan assets:				
Fair value of plan assets at January 1:	$ 9.0	$ 428.3	$ 0.6	$ 62.4
Transfer to GPUS	-	(420.2)	-	(61.9)
Actual return on plan assets	(0.4)	1.1	-	0.1
Benefits paid	(0.1)	(0.2)	-	-
Change in allocations	3.0	-	(0.1)	-
Fair value of plan assets at December 31:	$ 1.5	$ 9.0	$ 0.5	$ 0.6
Funded Status:				
Funded status at December 31:	$ 1.3	$ (1.3)	$ (1.5)	$ (1.3)
Unrecognized net actuarial (gain)/loss	(2.2)	0.4	0.8	0.7
Unrecognized net transition (asset)/obligation	-	-	0.3	0.3

Name of Respondent Metropolitan Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

NOTES TO FINANCIAL STATEMENTS (Continued)

Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)
Net amount recognized	$ (0.9)	$ (0.9)	$ (0.4)	$ (0.3)

(in millions)

	Pension Benefits		Other Postretirement Benefits	
	2000	1999	2000	1999
Penelec				
Change in benefit obligation:				
Benefit obligation at January 1:	$ 3.0	$ 419.7	$ -	$ -
Transfer to GPUS	-	(416.1)	-	-
Interest cost	0.2	0.2	-	-
Actuarial (gain)/loss	0.1	(0.7)	-	-
Benefits paid	(0.1)	(0.1)	-	-
Benefit obligation at December 31:	$ 3.2	$ 3.0	$ -	$ -
Change in plan assets:				
Fair value of plan assets at January 1:	$ 1.9	$ 535.2	$ -	$ -
Transfer to GPUS	-	(533.5)	-	-
Actual return on plan assets	(0.1)	0.3	-	-
Benefits paid	(0.1)	(0.1)	-	-
Change in allocations	(0.1)	-	-	-
Fair value of plan assets at December 31:	$ 1.6	$ 1.9	$ -	$ -
Funded Status:				
Funded status at December 31:	$ (1.6)	$ (1.1)	$ -	$ -
Unrecognized net actuarial (gain)/loss	0.6	0.1	-	-
Unrecognized net transition obligation	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -
Amounts recognized in the Consolidated Balance Sheet at December 31:				
Accrued benefit liability	$ (1.0)	$ (1.0)	$ -	$ -
Intangible Asset	0.1	0.1	-	-
Net amount recognized	$ (0.9)	$ (0.9)	$ -	$ -

Weighted average assumptions

as of December 31 for GPU, Inc. and Subsidiary Companies:				
Discount rate	**7.1%**	7.0%	**7.5%**	7.5%
Expected return on plan assets	**8.5%**	8.1%	**9.25%**	8.5%
Rate of compensation increase	**4.7%**	4.7%	-	-
Weighted average assumptions as of December 31 for JCP&L, Met-Ed and Penelec:				
Discount rate	**7.5%**	7.5%	**7.5%**	7.5%
Expected return on plan assets	**9.25%**	8.5%	**9.25%**	8.5%
Rate of compensation increase	-	4.5%	-	-

The following tables provide the components of net periodic pension and other postretirement benefit costs. As previously discussed, the 1999 net periodic pension cost for GPU, Inc. and Subsidiary Companies reflects post-acquisition amounts related to GPU Power UK for the second half of the year.

Pension Plans:

	(in millions)		
	2000	1999	1998
GPU, Inc. and Subsidiary Companies			
Service cost	**$ 37.0**	$ 46.2	$ 36.1
Interest cost	**201.8**	158.0	121.6
Expected return on plan assets	**(273.9)**	(198.0)	(140.1)
Amortization of transition (asset)/obligation	**(0.5)**	(0.5)	(0.5)
Other amortization	**(12.0)**	2.1	1.1
Net periodic pension cost	**$ (47.6)**	$ 7.8	$ 18.2

	(in millions)		
	2000	1999	1998
JCP&L			
Service cost	**$ 0.5**	$ 0.1	$ 7.2
Interest cost	**1.5**	0.4	33.7
Expected return on plan assets	**(2.2)**	(0.3)	(39.6)
Amortization of transition (asset)/obligation	**-**	-	(0.3)
Other amortization	**(0.3)**	-	0.6
Net periodic pension cost	**$ (0.5)**	$ 0.2	$ 1.6

	(in millions)		
	2000	1999	1998
Met-Ed			
Service cost	**$ 0.2**	$ 0.2	$ 6.3
Interest cost	**0.8**	0.5	23.4
Expected return on plan assets	**(0.9)**	(0.5)	(25.4)
Amortization of transition (asset)/obligation	**-**	-	(0.1)
Other amortization	**-**	-	0.4
Net periodic pension cost	**$ 0.1**	$ 0.2	$ 4.6

(in millions)

Penelec	2000	1999	1998
Service cost	$ -	$ -	$ 4.1
Interest cost	0.2	0.2	27.2
Expected return on plan assets	(0.1)	(0.1)	(33.1)
Amortization of transition (asset)/obligation	-	-	0.3
Other amortization	-	-	0.4
Net periodic pension cost	$ 0.1	$ 0.1	$ (1.1)

In 2000, the effects of lower than expected salary increases and the GPU PowerNet divestiture resulted in decreases in the benefit obligation as of December 31, 2000 of $30 million and $36 million, respectively. No significant portions of these amounts relate to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the discount rate assumption for the US pension plans from 6.75% to 7.5% resulted in a $162 million (JCP&L $0.5 million; Met-Ed $1.0 million; Penelec $0.3 million; Other $160.2 million) decrease in the benefit obligation as of December 31, 1999.

The above net periodic pension cost amount for 2000 excludes pre-tax charges of $9 million related to JCP&L, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. The above net periodic pension cost amount for 1999 excludes pre-tax credits of $31 million, of which $30 million was deferred for return to customers, resulting from employee terminations related to generation asset divestiture. No portion of these amounts relate to JCP&L, Met-Ed or Penelec. The above net periodic pension cost amount for 1998 excludes pre-tax charges of $30 million (JCP&L $8 million; Met-Ed $11 million; Penelec $9 million; Other $2 million), of which $22 million (JCP&L $6 million; Met-Ed $9 million; Penelec $7 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

Other Postretirement Benefits:

GPU, Inc. and Subsidiary Companies	2000	1999 (in millions)	1998
Service cost	$ 11.4	$ 15.9	$ 16.4
Interest cost	53.9	52.2	54.4
Expected return on plan assets	(41.8)	(37.5)	(29.5)
Amortization of transition (asset)/obligation	10.8	14.6	15.8
Other amortization	(0.8)	1.6	5.0
Net periodic postretirement benefit cost	$ 33.5	$ 46.8	$ 62.1

JCP&L	2000	1999 (in millions)	1998
Service cost	$ -	$ -	$ 2.9
Interest cost	-	-	13.9
Expected return on plan assets	-	-	(7.3)
Amortization of transition obligation	-	-	4.4
Other amortization	-	-	0.7
Net periodic postretirement benefit cost	$ -	$ -	$ 14.6

	(in millions)		
	2000	1999	1998
Met-Ed			
Service cost	$ 0.1	$ 0.1	$ 2.9
Interest cost	0.2	0.2	11.2
Expected return on plan assets	(0.1)	-	(3.9)
Amortization of transition obligation	-	-	3.1
Other amortization	-	-	1.7
Net periodic postretirement benefit cost	$ 0.2	$ 0.3	$ 15.0

	(in millions)		
	2000	1999	1998
Penelec			
Service cost	$ -	$ -	$ 2.0
Interest cost	-	-	15.1
Expected return on plan assets	-	-	(8.9)
Amortization of transition obligation	-	-	4.8
Other amortization	-	-	1.4
Net periodic postretirement benefit cost	$ -	$ -	$ 14.4

In 2000, lower than expected claims experience resulted in a $32 million decrease in the benefit obligation as of December 31, 2000. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. In 1999, the effect of increasing the assumption associated with medical inflation rates was partially offset by the effect of increasing the discount rate assumption from 6.75% to 7.5% and resulted in a $45 million increase in the benefit obligation as of December 31, 1999. No significant portion of this amount relates to JCP&L, Met-Ed or Penelec. The benefit obligation was determined by application of the terms of the medical and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and health-care cost trend rates of 9.5% for those not eligible for Medicare and 10.5% for those eligible for Medicare, then decreasing gradually to 6% in 2009 and thereafter. These costs also reflect the implementation of an annual cost-cap of 6% for individuals who retire after December 31, 1995 and reach age 65. The effect of a 1% change in these assumed cost trend rates would increase or decrease the benefit obligation by $36.9 million or $36.6 million, respectively. In addition, such a 1% change would increase or decrease the aggregate service and interest cost components of net periodic postretirement health-care cost by $3.4 million or $3.3 million, respectively. No significant portion of the effect of such a 1% change relates to JCP&L, Met-Ed or Penelec.

The above net periodic postretirement benefit cost amount for 2000 excludes pre-tax charges of $7 million, which were deferred pending future rate recovery, resulting from employee terminations related to continuing generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1999 excludes pre-tax charges of $3 million, which were deferred pending future rate recovery, resulting from employee terminations related to generation asset divestiture. No portion of this amount relates to JCP&L, Met-Ed or Penelec. The above net periodic postretirement benefit cost amount for 1998 excludes pre-tax charges of $20 million (JCP&L $6 million; Met-Ed $6 million; Penelec $7 million; Other $1 million), of which $12 million (JCP&L $3 million; Met-Ed $5 million; Penelec $4 million) was deferred pending future rate recovery, resulting from early retirement programs in 1998.

In JCP&L's 1993 base rate proceeding, the NJBPU allowed JCP&L to collect $3 million

annually for incremental postretirement benefit costs, charged to expense, and recognized as a result of FAS 106. Based on the final order, and in accordance with EITF Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated Enterprises," JCP&L has deferred the amounts above that level. A 1997 Stipulation of Final Settlement (Final Settlement) allows JCP&L to recover and amortize the deferred balance at December 31, 1997 over a fifteen-year period. In addition, the Final Settlement allows JCP&L to recover current amounts accrued pursuant to FAS 106, including amortization of the transition obligation. Met-Ed has deferred the incremental postretirement benefit costs associated with the adoption of FAS 106 and in accordance with EITF Issue 92-12, as authorized by the PaPUC in its 1993 base rate order. In accordance with EITF Issue 92-12, effective January 1998, Met-Ed has ceased deferring these costs. The approximately one-third generation-related portion of the deferred balance at December 31, 1997 is to be recovered in rates over a twelve-year period pursuant to the PaPUC's Restructuring Orders. The remaining two-thirds for the transmission and distribution-related portion is to be amortized over a fourteen-year period beginning January 1999, pursuant to the Restructuring Orders. In 1994, Penelec determined that its FAS 106 costs, including costs deferred since January 1993, were not probable of recovery and charged those deferred costs to expense.

Certain employees of MYR are covered by union-sponsored collectively bargained defined benefit plans. Expenses for these plans amounted to approximately $26 million, $27 million and $26 million in 2000, 1999 and 1998, respectively, as determined in accordance with negotiated labor contracts.

Savings Plans:

GPU also maintains savings plans for substantially all US employees. These plans provide for employee contributions up to specified limits and various levels of employer matching contributions. The matching contributions for GPU were as follows:

	(in millions)		
Company	**2000**	1999	1998
JCP&L	**$ 0.1**	$ 0.1	$ 2.8
Met-Ed	**0.1**	0.1	3.4
Penelec	**-**	-	1.6
Other	**10.8**	13.8	5.8
Total	**$11.0**	$14.0	$13.6

11. LEASES

GPU Energy companies

Capital lease obligations at December 31, 2000 and 1999 totaled $2 million and $48 million (consisting primarily of Oyster Creek nuclear fuel, as discussed below), respectively.

Prior to the sales of TMI-1 and Oyster Creek to AmerGen in December 1999 and August 2000, respectively, the GPU Energy companies had nuclear fuel lease agreements with nonaffiliated fuel trusts for the plant. Upon the sales of TMI-1 and Oyster Creek, the related fuel leases were terminated and all outstanding amounts due under the related credit facilities were paid. Lease expense consists of an amount designed to amortize the cost of the nuclear fuel as consumed plus interest costs. For the years ended December 31, 2000, 1999 and 1998, these amounts were as follows:

	(in millions)		
Company	**2000**	1999	1998

JCP&L	$ 13	$ 34	$ 30
Met-Ed	-	13	16
Penelec	-	6	8
Total	$ 13	$ 53	$ 54

Met-Ed and JCP&L have sold and leased back a portion of their respective ownership interests in the Merrill Creek Reservoir project. The annual minimum lease payments under these operating leases, which have remaining terms of 32 years, range from approximately $3.6 million to $6.7 million (Met-Ed $1.6 million to $2.9 million; JCP&L $2 million to $3.8 million) over the next five years, net of reimbursements from sub-lessees. JCP&L is recovering its Merrill Creek lease payments, net of reimbursements, through distribution rates. Met-Ed's Merrill Creek lease payments were offset against the actual net divestiture proceeds received from the 1999 sales of its generation assets.

GPU, Inc.

A subsidiary of GPUI sold and leased back the Lake electric cogeneration facility for an initial term of eleven years, expiring in August 2004, for which GPU, Inc. has guaranteed payments of up to $8.1 million. Although GPU, Inc. sold GPUI (including Lake) in 2000, GPU, Inc. has remained on the guaranty, and has obtained an indemnity from Aquila's parent. In addition, a 20-year site lease was entered into for the Lake facility expiring in 2013. Prior to its sale to Aquila, GPUI accounted for these leases as operating leases and GPU's related rent expense for 2000 and 1999 totaled $11.3 million and $12.3 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

PENDING MERGER OF FIRSTENERGY CORP. AND GPU

On August 8, 2000, GPU, Inc. entered into an agreement to merge with FirstEnergy, an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock.

Under the agreement, GPU stockholders would receive $36.50 for each share of GPU common stock they own, payable in cash or the equivalent of $36.50 per share in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU stockholder would be able to elect the form of consideration, subject to proration so that the aggregate consideration to all GPU stockholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU stockholder's share converted into FirstEnergy common stock would be exchanged for not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading date prior to the merger closing.

The merger has been approved by the Boards of Directors and stockholders of GPU, Inc. and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the merger (including the receipt of all necessary regulatory approvals, provided that such approvals will not impose terms and conditions that would reasonably be expected to result in a "material adverse effect," as defined in the merger agreement, on the combined company, and there being no "material adverse effect" on either GPU or FirstEnergy since June 30, 2000 or March 31, 2000, respectively), are fulfilled or waived. Relevant factors would include the nature of any order issued by the regulatory authorities, the financial and business conditions of each company, and whether, and the extent by which, any developments relate to general economic conditions. In testimony

before the PaPUC, FirstEnergy stated that FirstEnergy will carefully review the PaPUC's action with respect to GPU's requested PLR relief on the financial condition of GPU to determine whether the consequences would have a "material adverse effect" on GPU or the combined company. The receipt of all necessary regulatory approvals is expected to take approximately nine to twelve months from the date of the merger agreement. There can be no assurance as to the outcome of these matters.

COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

Stranded Costs and Regulatory Restructuring Orders:

With the transition to a competitive marketplace for generation service in New Jersey and Pennsylvania, certain generation-related costs, which generally would be recoverable in a regulated environment, may no longer be recoverable. These costs are generally referred to as stranded costs.

In 1999, the NJBPU issued a Summary Order with respect to JCP&L's rate unbundling, stranded cost and restructuring filings. JCP&L is awaiting a final NJBPU order. The Summary Order provides for, among other things, full recovery of what otherwise would have become stranded costs, as well as customer choice of electric generation supplier beginning August 1, 1999 and rate reductions for all consumers. In addition, the NJBPU issued separate Orders approving the sales of JCP&L's generating assets; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to the generating asset divestitures until an IRS ruling regarding the treatment of associated federal income tax benefits is received.

In 1998, the PaPUC issued amended Restructuring Orders approving Settlement Agreements entered into by Met-Ed and Penelec which, among other things, provide for customer choice of electric generation supplier beginning January 1, 1999 and a one-year (1999) reduction in retail distribution rates for all consumers. The Orders also provide for recovery of a substantial portion of what otherwise would have become stranded costs, subject to Phase II proceedings following the completion of Met-Ed's and Penelec's generating asset divestitures, to make a final determination of the extent of that stranded cost recovery. In 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC supporting their actual net divestiture proceeds and providing a reconciliation of stranded costs pursuant to the 1998 Restructuring Orders.

On December 20, 2000, the PaPUC issued a Phase II Order which disallows $28 million (Met-Ed $16 million; Penelec $12 million) of the requested $304 million (Met-Ed $226 million; Penelec $78 million) of additional stranded costs above those amounts granted in the 1998 Orders. Met-Ed and Penelec had anticipated a disallowance of a portion of stranded costs, and established a $25 million pre-tax (Met-Ed $19 million; Penelec $6 million) reserve in 1999. In addition, as a result of the Phase II Order, Met-Ed and Penelec recognized pre-tax income of $66 million (Met-Ed $45 million; Penelec $21 million) due primarily to pension curtailment gains associated with employees terminated as a result of the sale of generating facilities in 1999, and the reversal of certain liabilities and changes in estimates and assumptions related to Met-Ed's leasehold interest in the Merrill Creek Reservoir project. The Phase II Order also deferred a decision on Met-Ed's requested increase in rates, beginning in 2006, for recovery of Met-Ed's generation-related stranded costs. In addition, the Order requires Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income. For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

Supply of Electricity:

As a result of the NJBPU's and the PaPUC's Restructuring Orders, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially exited the generation business and will have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases, there will be increased risks associated with supplying that electricity. JCP&L is permitted to defer for future recovery the amount by which its reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers exceed amounts currently reflected in its rates for basic generation service. Met-Ed and Penelec, however, are unable to recover energy costs in excess of their established rate caps, which are in effect for varying periods.

During 2000, market prices at which Met-Ed and Penelec were required to purchase electricity for their retail supply customers at times substantially exceeded the amounts Met-Ed and Penelec were allowed to charge for that electricity under their capped generation rates. This situation has resulted in a substantial loss of earnings for Met-Ed and Penelec in 2000, especially during the peak Summer months, and this condition is expected to continue so long as wholesale energy prices remain high, and Met-Ed and Penelec are not granted regulatory relief.

Given this situation, on November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking permission to defer for future recovery their energy costs in excess of established generation rate caps. Various parties to the proceeding filed motions to dismiss the petition. On January 19, 2001, Met-Ed and Penelec made a further request that they be permitted to implement their proposed deferral mechanism pending the PaPUC's final action on their petition. On January 24, 2001, the PaPUC denied, without prejudice, the motions to dismiss Met-Ed's and Penelec's petition and recommended that the companies provide support for a rate cap exception based on the criteria in the Customer Choice and Competition Act. In addition, the PaPUC consolidated the petition with the GPU/FirstEnergy merger proceeding for consideration and resolution in accord with the merger procedural schedule, which establishes a May 2001 date for a PaPUC order in both cases. In February 2001, Met-Ed and Penelec filed a supplement to their petition and supporting testimony which they believe establish that the PaPUC should grant them exceptions to their rate caps. In addition, Met-Ed and Penelec stated that as an alternative to the deferral mechanism they previously proposed, the circumstances would warrant an immediate increase in their present rate caps. There can be no assurance regarding the degree, if any, to which Met-Ed and Penelec may be able to recover their costs to supply electricity in excess of amounts currently reflected in their capped rates.

Generation Agreements:

The evolving competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years), with any residual needs then being purchased from the short-term market (one hour to one month).

The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy through 2004. Payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $1.2 billion in 2001, $265 million in 2002, $92 million in 2003 and $5 million in 2004.

Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies were required to enter into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 20 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The following table shows actual payments from 1998 through 2000, and estimated payments thereafter through 2005:

Payments Under NUG Agreements
(in millions)

	Total	JCP&L	Met-Ed	Penelec
1998	$788	$403	$174	$211
1999	774	388	167	219
2000	734	364	153	217
2001	775	438	145	192
2002	804	466	148	190
2003	813	465	153	195
2004	816	458	157	201
2005	798	443	160	195

The NJBPU Summary Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs); and the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. At December 31, 2000, the GPU Energy companies have recorded, on a present value basis, a total estimated liability of $3.3 billion (JCP&L $1.7 billion; Met-Ed $0.7 billion; Penelec $0.9 billion) on the Consolidated Balance Sheet for above-market NUG costs which is offset by corresponding regulatory assets. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements. There can be no assurance as to the extent to which these efforts will be successful.

In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the MTC, but has not altered the interim nature of such recovery, pending a final decision by the NJBPU. There can be no assurance as to the outcome of this matter.

ACCOUNTING MATTERS

JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101," with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continues to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the December 31, 2000 and December 31, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

(in thousands)

GPU, Inc. and Subsidiaries	2000	1999
Market transition charge (MTC) / basic generation service	$2,732,926	$2,397,071
Competitive transition charge (CTC)	1,680,484	1,709,258
Income taxes recoverable through future rates, net	263,942	280,268
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Three Mile Island Unit 2 (TMI-2) decommissioning costs	60,362	100,794
Above-market deferred NUG costs	(178,573)	(252,348)
Other, net	21,717	67,420
Total regulatory assets, net	$5,033,004	$4,716,246

JCP&L	(in thousands) 2000	1999
MTC / basic generation service	$2,732,926	$2,397,071
Costs recoverable through distribution rates	257,135	296,842
Societal benefits charge	195,011	116,941
Total regulatory assets, net	$3,185,072	$2,810,854

Met-Ed	(in thousands) 2000	1999
CTC	$1,048,211	$ 999,623
Income taxes recoverable through future rates, net	114,543	115,713
TMI-2 decommissioning costs	27,610	65,455
Above-market NUG deferral costs	8,485	545
Other, net	29,132	51,529
Total regulatory assets, net	$1,227,981	$1,232,865

Penelec	(in thousands) 2000	1999
CTC	$ 632,273	$ 709,635
Income taxes recoverable through future rates, net	149,399	164,555
TMI-2 decommissioning costs	32,752	35,339
Above-market NUG deferral costs	(187,058)	(252,893)
Other, net	(7,415)	15,891
Total regulatory assets, net	$ 619,951	$ 672,527

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133" (collectively, FAS 133), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FAS 133 (as amended) provides an exemption for certain contracts that qualify as normal purchases and

sales. To qualify for this exclusion, certain criteria must be met, including that it must be probable that the contract will result in physical delivery. GPU adopted FAS 133 on January 1, 2001.

GPU's use of derivative instruments is intended to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies. GPU does not intend to hold or issue derivative instruments for trading purposes. GPU enters into fixed-price contracts for future purchases of electricity and natural gas with individual counterparties or through traded exchanges. The majority of these commodity contracts entered into by GPU are considered "normal purchases," as defined by FAS 133, and, therefore, are excluded from the statement's scope. Commodity contracts accounted for as derivatives under FAS 133 are designated as cash flow hedges of the underlying commodity purchases, to the extent they qualify for such treatment. FAS 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of Other Comprehensive Income, net of tax. GPU also enters into third party energy option contracts. These derivative instruments are accounted for as cash flow hedges of the underlying commodity purchases, to the extent they are effective hedges. Upon adoption of this statement at January 1, 2001, the impact of FAS 133 as it relates to forward, futures and option contracts was immaterial to GPU's earnings or financial position.

To hedge against high transmission rates along certain routes during periods of high congestion, GPU enters into fixed transmission rights (FTRs) agreements. Upon adoption of FAS 133 at January 1, 2001, the impact of this statement as it relates to FTRs was immaterial to GPU's earnings or financial position.

GPU uses various types of interest rate swaps to convert floating-rate loans to fixed rates. These instruments are accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of this statement on January 1, 2001, derivative liabilities of approximately $7 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $4.5 million) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, of $5 million (Penelec $1 million; GPU Power $1.5 million; GPU Electric $2.5 million) to Accumulated other comprehensive income and a $2 million (GPU Electric) charge to income.

GPU uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings. These instruments will be accounted for as cash flow hedges, to the extent they are effective hedges. Upon adoption of FAS 133 on January 1, 2001, derivative assets of approximately $54 million (GPU Power UK) were recognized on the Consolidated Balance Sheet, with an offset, net of tax, to Accumulated other comprehensive income.

NUCLEAR FACILITIES

Investments:

In December 1999, the GPU Energy companies sold TMI-1 to AmerGen for approximately $100 million. In August 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sales, AmerGen has assumed full responsibility for decommissioning the plants, and the GPU Energy companies have transferred $320 million and $430 million of TMI-1 and Oyster Creek decommissioning trust funds, respectively, to AmerGen. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%, respectively. JCP&L's net investment in TMI-2 as of December 31, 2000 and December 31, 1999 was $55 million and $61 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed's and Penelec's

remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:

As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions for review filed by GPU, Inc., the GPU Energy companies and the plaintiffs.

In September 2000, the defendants filed a Motion for Summary Judgment in the District Court. Meanwhile, the plaintiffs have taken an interlocutory appeal to the Third Circuit seeking review of the District Court's determination that the remaining plaintiffs should be allowed to advance causation theories based only on the admissible evidence of record at the close of discovery in the case.

Oral arguments on the plaintiffs' appeal were held in January, 2001. There can be no assurance as to the outcome of this litigation.

GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.

NUCLEAR PLANT RETIREMENT COSTS

Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

In 1995, a consultant performed a site-specific study of TMI-2 that considered various decommissioning methods and estimated the cost of decommissioning the radiological portion and the cost of removal of the nonradiological portion of the plant, using the prompt removal/dismantlement method. Management has reviewed the methodology and assumptions used in this study, is in agreement with them, and believes the results are reasonable. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The retirement cost estimate under the 1995 site-specific study, assuming decommissioning of TMI-2 in 2014, is $450 million for radiological decommissioning and $36 million for non-radiological removal costs (net of $12.6 million spent as of December 31, 2000)(in 2000 dollars).

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring TMI-2 may be different from the cost estimate contained in this site-specific study. Also, the cost estimate contained in this site-specific study is significantly greater than the decommissioning funding targets established by the NRC.

The estimated liability for future TMI-2 retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of December 31, 2000 and December 31, 1999 is $515 million (JCP&L $129 million; Met-Ed $257 million; Penelec $129 million) and $497 million (JCP&L $124 million; Met-Ed $249 million; Penelec $124 million), respectively. This liability is based upon the 1995 site-specific study estimate (in 2000 and 1999 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) and $27 million (JCP&L $7 million; Met-Ed $13 million; Penelec $7 million) as of December 31, 2000 and December 31, 1999, respectively, as a result of TMI-2 entering long-term monitored storage in 1993.

Offsetting the $515 million liability as of December 31, 2000 is $127 million (JCP&L $15 million; Met-Ed $93 million; Penelec $19 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheet, and $374 million (JCP&L $115 million; Met-Ed $161 million; Penelec $98 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheet.

The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995

site-specific study estimate. In addition, JCP&L is recovering a portion of its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC; however, Penelec has recovered these costs through the divestiture of its generating assets. The 1996 Customer Choice Act also allows Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC for future recovery.

As of December 31, 2000, the accident-related portion of TMI-2 radiological decommissioning costs is estimated to be $80 million (JCP&L $20 million; Met-Ed $40 million; Penelec $20 million), which is based on the 1995 site-specific study (in 2000 dollars). In connection with rate case resolutions, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts for their respective shares of the accident-related portion of the decommissioning liability in amounts of $15 million, $40 million and $20 million, respectively. These contributions were not recoverable from customers and were expensed in 1990, in the case of JCP&L, and in 1991 for Met-Ed and Penelec.

The GPU Energy companies intend to seek recovery for any increases in TMI-2 retirement costs, but recognize that recovery cannot be assured.

Prior to September 2000, increases in the accident-related portion of Met-Ed's and Penelec's TMI-2 decommissioning liability were charged to expense, in amounts totaling $23.2 million (Met-Ed $15.4 million; Penelec $7.8 million) through August 2000. Likewise, through August 2000, earnings on Met-Ed's and Penelec's contributions to external trusts, in amounts totaling $34.9 million (Met-Ed $23.3 million; Penelec $11.6 million), were taken to income, and the related unrealized gains and losses were accrued to Accumulated other comprehensive income on the Consolidated Balance Sheet.

During the course of ongoing regulatory proceedings in Pennsylvania, Met-Ed and Penelec determined, in the third quarter 2000, that a portion of their regulatory assets for TMI-2 decommissioning previously regarded as probable of recovery in rates, are now no longer deemed probable of recovery. As a result, in the third quarter 2000, Met-Ed and Penelec charged to income $11.7 million (Met-Ed $7.9 million; Penelec $3.8 million) pre-tax for the write-down of their respective regulatory assets for TMI-2 decommissioning, representing the net realized gain they previously recorded on the accident-related portion of the TMI-2 decommissioning trust. Furthermore, the unrealized gains or losses associated with the accident-related portion of the TMI-2 decommissioning trust (previously recorded in Accumulated other comprehensive income) were transferred to Regulatory assets, net on the Consolidated Balance Sheet, and will no longer be recorded in Accumulated other comprehensive income.

The GPU Energy companies own all of the common stock of the Saxton Nuclear Experimental Corporation, which owns a small demonstration nuclear reactor. Decommissioning of the plant is expected to be completed in 2002. In December 2000, based on new estimates to complete the decommissioning of the plant, the decommissioning liability was increased by $13 million, to $52 million (JCP&L $23 million; Met-Ed $17 million; Penelec $12 million) as of December 31, 2000. The GPU Energy companies do not believe this increase is probable of recovery, and have charged the entire amount to expense.

INSURANCE

GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy. There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured,

unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million.

The Price-Anderson Act limits an owner's liability to third parties resulting from a nuclear incident to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Although TMI-2 is exempt from retrospective premium assessments, the plant is still covered by the provisions of the Price-Anderson Act. In addition, the GPU Energy companies are subject to other retrospective premium assessments related to policies applicable to TMI-1 prior to its sale to AmerGen.

ENVIRONMENTAL MATTERS

As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 11 hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site).

JCP&L	MET-ED	PENELEC	GPUN	GPU, INC.	TOTAL
7	4	2	1	1	11

In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of December 31, 2000, a liability of approximately $6 million (JCP&L $2.2 million; Met-Ed $0.6 million; Penelec $0.2 million; other $3 million) was recorded for PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

In 1997, the EPA filed a complaint against GPU, Inc. in the US District Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization

proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity, was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. Chesapeake is currently performing the cleanup at the Site. According to the complaint, the EPA is seeking (1) enforcement of the Order against GPU; (2) recovery of its past response costs; (3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. The EPA has stated that it has incurred approximately $1.1 million of past response costs as of December 31, 2000. Chesapeake claims to have spent approximately $10 million in connection with remediation of the site. The EPA has more recently estimated the cost of ground water remediation to be on the order of $6 million. Consultants to Chesapeake have estimated the remaining remediation ground water costs to be approximately $12 million to $19 million. In accordance with its penalty policy, and in discussions with GPU, the EPA has demanded penalties calculated at a daily rate of $8,800, rather than the statutory maximum of $27,500 per day. As of December 31, 2000, if the statutory maximum were applied, the total amount of penalties would be approximately $44 million. GPU believes that it has meritorious defenses to the imposition of penalties, or that if a penalty is assessed, it should be at a lower daily rate. Chesapeake has also sued GPU, Inc. for contribution to the cleanup of the Dover Site. The US District Court for the District of Delaware has consolidated the case filed by Chesapeake with the case filed by the EPA and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

In August 2000, Rochester Gas & Electric Corporation (RG&E) filed suit against GPU, Inc. in the US District Court for the Western District of New York for the reimbursement of $5.2 million of costs and damages it has allegedly incurred, and a declaratory judgement with respect to future costs and damages, in connection with two former MGP sites and a third property where wastes from one of those sites were allegedly deposited. All of the properties are located in Rochester, New York. According to the complaint, RG&E was an indirect subsidiary of AGECO from May 1929 until January 1946, and a subsidiary of GPU, Inc. from January 1946 until October 1949, when it was divested by order of the SEC under the Public Utility Holding Company Act. There can be no assurance as to the outcome of this matter.

In connection with the 1999 sale of its Seward Generation Station to Sithe, Penelec has assumed up to $6 million of remediation costs associated with certain coal mine refuse piles which are the subject of an earlier consent decree with the Pennsylvania Department of Environmental Protection. Penelec received recovery of these remediation costs through a reduction of its liability to ratepayers, per the December 20, 2000 PaPUC Phase II Order.

JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of December 31, 2000, JCP&L has spent approximately $44.5 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $50.2 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. The cost to clean up these sites could be materially in excess of the $50.2 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

In 1997, the NJBPU approved JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs. As a result of the NJBPU's Summary Order, effective August 1, 1999, the recovery of these costs was transferred to the Societal Benefits Charge. As of December 31, 2000, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $51.6 million. JCP&L is continuing to pursue

reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relating to these MGP sites, and has settled with all but one of those carriers.

OTHER COMMITMENTS AND CONTINGENCIES

Class Action Litigation:

GPU Energy

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. Following these outages, the NJBPU initiated an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities. This investigation was essentially completed in May 2000, with the issuance of Phase I and Phase II reports and orders from the NJBPU. Both the Phase I and Phase II reports and orders contain, among other things, directions for JCP&L to undertake certain actions and report back to the NJBPU on the results. Additionally, the NJBPU Phase II order concluded that there is not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers.

Two class action lawsuits were commenced in New Jersey Superior Court in July 1999. These suits were subsequently consolidated into a single proceeding, and they seek compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. The GPU defendants named in these suits (i.e., GPU, Inc., JCP&L, GPUS and GPU Generation, Inc.) moved to dismiss or stay the litigation pending the NJBPU's exercise of its primary jurisdiction to investigate the causes of the outages. The trial court denied that motion, and also certified a plaintiff class consisting of JCP&L customers and their "dependents, tenants, employees and other intended beneficiaries of customers who suffered damages as a result" of the service interruptions.

In January 2000, the New Jersey Appellate Division granted the GPU defendants' motion for leave to take an interlocutory appeal of the trial court's decision on the issue of primary jurisdiction. On June 14, 2000, the Appellate Division affirmed the trial court but determined that the NJBPU's findings in the exercise of its "exclusive jurisdiction" could be "probative…but not determinative" of at least some of the issues in the litigation, and leaving it to the trial court to "decide in the first instance just what weight and validity to give the [NJBPU's] findings and conclusions."

In response to the GPU defendants' demand for a statement of damages, the plaintiffs have stated that they are seeking $700 million, subject to the results of pretrial discovery. JCP&L has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has stated that, while the substance of the plaintiffs' allegations is covered under the policy, it is reserving its rights concerning coverage as circumstances develop. In September 2000, JCP&L received from its primary insurance carrier the initial indemnification payment for certain expenses incurred by JCP&L relative to this action.

Discovery continues in the class action, and no trial date has been set. The GPU defendants filed a motion with the trial court seeking decertification of the class, and oral argument on the decertification was held in February 2001. There can be no assurance as to the outcome of these matters.

GPU Electric

As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant, and also assert claims under Australian fair trade practices law.

Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users, and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities (Buyers) that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have notified GPU GasNet that they have formed the preliminary view that GPU GasNet is not entitled to coverage under the liability policy. GPU GasNet believes that it is entitled to coverage, and discussions with the insurers are continuing. There can be no assurance as to the outcome of this matter.

<u>Investments and Guarantees</u>:

GPU, Inc.

GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and GPU Power. As of December 31, 2000, GPU, Inc.'s investments in GPU Electric and GPU Power were $881 million and $139 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $899 million and $21 million of GPU Electric and GPU Power outstanding obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

GPU Electric

In June 2000, GPU sold GPU PowerNet, its Australian electric transmission company, for A$2.1 billion (US $1.26 billion). For further information, see Note 6, Accounting for Extraordinary and Non-Recurring Items.

GPU Power UK has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which was originally scheduled to begin commercial operation in late 1998. In June 1999, certain Project lenders for the Uch Power Project issued notices of default to the Project sponsors (including GPU Power UK) for, among other things, failure

to pay principal and interest under various loan agreements. In November 1999, the Project sponsors and lenders reached an agreement under which repayment of the construction loan was extended, principal and interest payments deferred, and the sponsors agreed to fund the completion of the plant through the remaining equity contribution commitments. The plant commenced commercial operations in October 2000.

Uch has renegotiated several of the project agreements with the Government of Pakistan and its agencies, under which it agreed, among other things, to accept a reduction in the power purchase tariff averaging approximately 8% over the project term. The agreement includes options to extend the term of the project from 23 to 30 years.

GPU's investment in the Uch Power Project as of December 31, 2000 was approximately $37.9 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $3.1 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses," which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through December 31, 2000, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

GPU Power UK also owns an 18.75% interest in Humber Power Limited (Humber). At December 31, 2000, GPU Power UK's equity in the project, which is located in England, was approximately $28 million. A number of investors in the project (not including GPU Power UK) also have purchase power agreements with Humber, which provide for the servicing of the project's debt and a return on equity. The purchasers are claiming that such contracts, which provide for prices of power in excess of current market prices, will become unenforceable under a proposed new UK regulatory scheme. Humber and the purchasers have agreed to submit the matter to arbitration as provided by the contracts. If the contracts cannot be satisfactorily reformed, the prices at which Humber can sell its energy may not be sufficient to provide an equity return to the investors or ultimately to service Humber's debt. There can be no assurance as to the outcome of this matter.

As part of the 1999 sale of the GPU Power UK supply business and the purchase of the 50% of GPU Power UK that GPU did not already own, certain long-term purchase obligations under natural gas supply contracts were retained. Most of these contracts, which extend to September 2005, were at fixed prices in excess of the market price of gas, and a liability had been established for the estimated loss under such contracts. However, as a result of increasing gas prices during the second quarter of 2000, GPU Power UK was able to enter into matching forward sale contracts for the majority of the gas purchases, resulting in a reduction in the estimated liability and a pre-tax credit to income of $15.9 million. Other open gas contracts, which extend to 2002, require GPU Power UK to purchase or to sell gas at fixed prices. The estimated out-of-market position of all contracts at December 31, 2000 was $22 million; however, the remaining open positions included both sales and purchases, thereby reducing the remaining exposure to future price changes.

In an English court decision involving two unaffiliated utilities (National Grid and National Power), the court held that utilities improperly used a pension plan surplus in the UK Electricity Supply Pension Scheme to eliminate scheduled payments in respect of early retirement costs and employer contributions. The court found that, in the case of National Grid and National Power, procedures had not been strictly followed, and as such, a liability may now exist. At a subsequent hearing, the court refused to consider the validity or effectiveness of retrospective amendments to the plan. National Grid and National Power have appealed the court's decision to the House of Lords. Pending the outcome of the Appeal, the requirement for any payments has been stayed. The appeal in the House of Lords is expected to be heard in the first quarter of 2001. If a similar

complaint were to be made against GPU Power UK, GPU Power UK's potential liability is estimated to be a maximum of £63 million (US $94 million), exclusive of any applicable interest charges or penalties. The GPU Power UK section of the Electricity Supply Pension Scheme remains in substantial surplus and any payment to the plan that might ultimately prove to be necessary would be accounted for as an increase in pension assets, and would not have an immediate impact on income. However, any related penalties or interest (which could be assessed, though none are currently proposed) may adversely affect income. There can be no assurance as to the outcome of this matter.

Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $21 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.

GPU Power

On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica (CORELCA) and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC), a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank, the other project lenders, and the Government of Colombia, as well as the other partners in the TEBSA project. In addition, in January 2001 CORELCA advised GPU Power that it was conducting its own investigation of the matter. As of December 31, 2000, GPU Power has an investment of approximately $92 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $372 million at December 31, 2000, and, in addition, GPU, Inc. has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

With regard to the "Special Requirement" issued by DIAN, DIAN asserts that TEBSA should be liable for approximately $4.4 million consisting of $1.3 million in additional tax and $3.1 million in penalties and interest. TEBSA has filed both procedural and substantive objections to these assertions, the DIAN responded to these objections reiterating its previous position, and TEBSA, in turn, filed an appeal with the DIAN on June 2, 2000. A response is expected within one year.

In July 2000, the DIAN issued a "Special Requirement" on the 1997 income tax return of TEBSA challenging a tax exemption benefit under a Colombian income tax statute. The DIAN requested payment of approximately $1.2 million in additional tax, penalties and interest. On October 12, 2000, TEBSA filed a response with the DIAN stating arguments supporting its tax exemption benefit. There can be no assurance as to the outcome of these matters.

GPU Telcom

In March 2000, GPU, Inc. announced its participation in America's Fiber Network LLC

(AFN), of which GPU, Inc. anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU, Inc. anticipates investing cash, as well as existing and new fiber routes and electronic equipment, in AFN through GPU Telcom. As of December 31, 2000, GPU Telcom had invested $5.3 million in AFN.

In April 2000, GPU, Inc. announced the formation of Telergy Mid-Atlantic (TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunications services and marketing expertise with utilities' existing fiber networks and natural positioning in serving retail markets. As of December 31, 2000 GPU Telcom had acquired $20 million of Telergy, Inc. convertible preferred securities.

Other:

JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its December 31, 2000 book value of $21 million. Negotiations to resolve this dispute are continuing; however, there can be no assurance as to the outcome of this matter.

In March 1999, Penelec and New York State Electric & Gas Corporation (NYSEG) each sold their 50% undivided ownership interests in the Homer City Station to a subsidiary of Edison Mission Energy (EME) for a total of $1.9 billion. In connection with the sale, Penelec and NYSEG indemnified the buyer with respect to certain contingent liabilities, including costs or expenses which the EPA might impose for failure to comply with New Source Performance Standards, Prevention of Significant Deterioration and New Source Review regulations under the Clean Air Act prior to the date of the sale. In 1998, the EPA had conducted inspections at Homer City with regard to the plant's compliance with these regulations. On October 30, 2000, EME notified Penelec and NYSEG that the EPA had concluded that these regulations applied to Homer City prior to the sale to EME and that Homer City was operating in violation of these Clean Air Act regulations. If it is ultimately determined that these regulations were applicable to Homer City, the EPA could assess substantial monetary penalties and require capital modifications to the plant, the costs of which would be material. To the extent Penelec and NYSEG are obligated to indemnify EME for any of these costs, they would each be severally liable for a 50% share. There can be no assurance as to the outcome of this matter.

Concurrent with GPU's July 1999 acquisition of the 50% of GPU Power UK which it did not already own, GPU began to evaluate existing restructuring plans and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. As of December 31, 1999, GPU had identified and approved a cost reduction plan. At the acquisition date, GPU Power UK had recorded a liability of $28.6 million related to previous cost reduction plans. GPU retained $25.7 million of this liability, related to contractual termination and other severance benefits for 276 employees identified in a 1999 business process reengineering project. GPU identified an additional 355 employees (234 in Engineering Services, 38 in Metering, 21 in Network Services and 62 from other specific functions) to be terminated as part of the plan and recorded an additional liability of $39.3 million. A net charge of $18.2 million for GPU's 50% share of these adjustments was included in expense in 1999 and the other 50% was recorded in Goodwill as a purchase accounting adjustment.

In 2000, a change in the investment return assumptions, due to better than expected

investment performance, resulted in a reduction of approximately $6.9 million, to $22.6 million, in the estimated liability for the remaining 459 employees. Consequently, goodwill was credited for $3.4 million (50% of the change in estimate) and $3.5 million was credited to income. During 2000, $16.9 million was paid to 399 employees. The remaining severance liability of $4.5 million at December 31, 2000 reflects the above transactions as well as currency translation adjustments and the impact of seven employees who were retained, and is included in Other current liabilities on the Consolidated Balance Sheet. Management expects the remaining employees to leave by June 30, 2001.

GPU AR has entered into contracts to supply electricity to retail customers through June 2001. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $10.6 million as of December 31, 2000. GPU, Inc. has guaranteed these payments, as well as certain other obligations, up to a maximum of $19 million.

In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah.

At December 31, 2000, GPU has recorded a liability of $210 million owed to the Nuclear Waste Fund, related to spent nuclear fuel generated prior to the sales of TMI-1 and Oyster Creek to AmerGen. AmerGen has assumed all liability for disposal costs related to spent nuclear fuel generated following its purchase of the plants.

On July 26, 2000, GPUN filed suit in the United States Court of Claims seeking to recover damages as a result of the DOE's failure to commence disposal of GPUN's spent nuclear fuel on January 31, 1998, as required by the terms of the Standard Contract between GPUN and DOE. The complaint seeks damages from the Government in an amount to be determined at trial. GPUN has alleged that it is entitled to damages attributable to operations at both TMI-1 and Oyster Creek. The Government has not yet answered the complaint. There can be no assurance as to the outcome of this matter.

GPU, Inc. and consolidated affiliates have approximately 14,100 employees worldwide, of whom 10,000 are employed in the US, 3,600 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (4,880) and MYR (4,831), of which approximately 2,900 and 4,000, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 2,300 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. The JCP&L, Met-Ed and Penelec collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2002, May 1, 2003 and May 14, 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

In January 2001, the GPU Energy companies announced that they were offering Voluntary Enhanced Retirement Programs (VERP) to certain bargaining unit employees in Pennsylvania. Approximately 240 employees (Met-Ed 130 employees; Penelec 110 employees) are eligible for the VERP. If all of the eligible employees accept the offer, a pre-tax charge of approximately $23 million (Met-Ed $12 million; Penelec $11 million) would be recorded in 2001 earnings for the cost of pension and other postretirement benefits, exclusive of any severance benefits that would be paid to those employees.

During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,533,996,291	1,533,996,291
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,533,996,291	1,533,996,291
9	Leased to Others		
10	Held for Future Use	596,327	596,327
11	Construction Work in Progress	22,290,786	22,290,786
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,556,883,404	1,556,883,404
14	Accum Prov for Depr, Amort, & Depl	480,911,400	480,911,400
15	Net Utility Plant (13 less 14)	1,075,972,004	1,075,972,004
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	480,911,400	480,911,400
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	480,911,400	480,911,400
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	480,911,400	480,911,400

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
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					17
					18
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					20
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					23
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					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of Item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)	46,189	
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)		
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No.
	46,189		1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 202 Line No.: 1 Column: e

Nuclear fuel written off due to sale of generation plants.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	183,927	
3	(302) Franchises and Consents	150,604	
4	(303) Miscellaneous Intangible Plant	15,327,954	638,469
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	15,662,485	638,469
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
[redacted]					1
			183,927		2
			150,604		3
			15,966,423		4
			16,300,954		5
[redacted]					6
					7
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					9
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					13
					14
					15
[redacted]					16
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[redacted]					24
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[redacted]					33
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					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	29,314,246	416
45	(352) Structures and Improvements	5,267,179	9,301
46	(353) Station Equipment	86,259,420	3,591,277
47	(354) Towers and Fixtures	36,795,367	
48	(355) Poles and Fixtures	31,233,764	924,582
49	(356) Overhead Conductors and Devices	47,557,141	500,703
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails	715,548	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	237,142,665	5,026,279
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	30,823,366	
56	(361) Structures and Improvements	9,963,863	50,682
57	(362) Station Equipment	115,727,331	1,726,856
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	216,145,396	5,486,520
60	(365) Overhead Conductors and Devices	183,753,151	7,603,820
61	(366) Underground Conduit	26,580,024	1,365,272
62	(367) Underground Conductors and Devices	87,968,834	4,468,037
63	(368) Line Transformers	183,695,851	10,406,543
64	(369) Services	119,784,887	6,277,985
65	(370) Meters	52,594,909	3,342,323
66	(371) Installations on Customer Premises	3,328,612	50,733
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	7,384,646	351,432
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,037,750,870	41,130,203
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,214,270	
72	(390) Structures and Improvements	79,897,359	800,601
73	(391) Office Furniture and Equipment	44,476,923	3,786,184
74	(392) Transportation Equipment	836,191	-3,853
75	(393) Stores Equipment	1,471,966	17,551
76	(394) Tools, Shop and Garage Equipment	9,589,202	405,745
77	(395) Laboratory Equipment	3,579,877	700
78	(396) Power Operated Equipment	882,473	172,740
79	(397) Communication Equipment	63,433,170	382,600
80	(398) Miscellaneous Equipment	3,091,424	284,414
81	SUBTOTAL (Enter Total of lines 71 thru 80)	208,472,855	5,846,682
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	208,472,855	5,846,682
84	TOTAL (Accounts 101 and 106)	1,499,028,875	52,641,633
85	(102) Electric Plant Purchased (See Instr. 8)	-160,362	
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,498,868,513	52,641,633

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
[redacted]					43
8,007		3,559	29,310,214		44
		-81	5,276,399		45
12,789		1,792	89,839,700		46
			36,795,367		47
		-4,747	32,153,599		48
		-612	48,057,232		49
					50
					51
			715,548		52
20,796		-89	242,148,059		53
[redacted]					54
2,896			30,820,470		55
627		11,206	10,025,124		56
2,478		-12,917	117,438,792		57
					58
1,058,224		4,747	220,578,439		59
1,016,283		-12,085	190,328,603		60
86,623			27,858,673		61
244,529		12,697	92,205,039		62
2,228,296			191,874,098		63
175,669			125,887,203		64
1,941,051			53,996,181		65
			3,379,345		66
					67
66,264			7,669,814		68
6,822,940		3,648	1,072,061,781		69
[redacted]					70
			1,214,270		71
602,612		-88,434	80,006,914		72
10,139,556		-4,624	38,118,927		73
			832,338		74
1,901			1,487,616		75
			9,994,947		76
33,514			3,547,063		77
			1,055,213		78
40,251		88,434	63,863,953		79
16,206		4,624	3,364,256		80
10,834,040			203,485,497		81
					82
10,834,040			203,485,497		83
17,677,776		3,559	1,533,996,291		84
	160,362				85
					86
					87
17,677,776	160,362	3,559	1,533,996,291		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Projects over $250,000			
4	R/W for proposed Germantown-Fairview 115 KV Line	1978	2003	536,473
5				
6	Projects under $250.000			
7	Land-Seven Valley Sub	1983	2003	59,854
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			596,327

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	ME-000062 RELOCATE DIST. MILFORD RD	283,894
2	ME-000110 28MVA TRANSF. FOR FAIRVIEW	1,279,576
3	ME-000113 GUM TREE RD JOB ADD PHASE	336,026
4	ME-000114 KINSLEY CONSTR-GOODYEAR TR	102,580
5	ME-000122 LN731- WINTERSTOWN RD RELO	167,714
6	ME-000123 LN530 WINDSOR SUB-PRIMEX	407,800
7	ME-000128 VIOLET HILL REPLACE CABLE	114,580
8	ME-000134 CREATE 760 LINE BIRDSBORO	340,928
9	ME-000136 MOSELEM SUB INST 69/13.2KV	431,129
10	ME-000141 REPLACE OIL SWITCH BIG RIDGE SM	122,772
11	ME-000145 698 13.2KV REB POCONO MT	125,134
12	ME-000147 SIDDONSBURG TERRACE CONV	101,634
13	ME-000148 28MVA TRANSF - DILLSBURG SUB	1,001,070
14	ME-000163 ZIONS VIEW SUB INST 15KV CKB	113,789
15	ME-000170 RELAY & CONTROL CAPE	135,258
16	ME-000180 MT ROSE ADD 2ND BANK & EXTEND NEW 660 L	1,160,821
17	ME-000230 INSTALL 22.4MVA TRANSF AT LICKDALE	211,410
18	ME-000235 SUPPORT JOHNSTOWN DISPATCH RELOCATION RD	180,129
19	ME-000334 DX LINES NEW CUST RES ZONE3 EAST PA	618,148
20	ME-000352 RT 222 SEC.002 HIGHWAY RELOCATION	273,517
21	ME-000402 CHURCHVILLE TRANSF REPLACEMENT	115,897
22	ME-000407 SVC TO GREENBRIER DEV PH 3 & 4A	115,890
23	ME-000436 MENLENA SUBDIVISION	132,192
24	ME-000474 WP99 DX POLE INSP. PROGRAM ZN3 ME	402,245
25	ME-000488 ZIONS VIEW TO RAINTREE RD	229,365
26	ME-000514 GRAND CENTRAL LANDFILL	106,113
27	ME-000558 WHITEFORD - 2ND 115/13.2 28MVA TRANSSF	386,249
28	ME-000567 WESTGATE INSTALL 28MVA TRANSF	194,398
29	ME-000181 RAPID SERVICE RESPONSE METED	692,470
30	ME-000182 GIS MIGRATION/FIELD DESIGN METED	214,405
31	ME-000184 PURCH & INSTALL GENESYS CTI	241,823
32	ME-000186 PA TRUNKED RADIO SYSTEM	483,547
33	ME-000187 SYSTEM SATALITE NETWORK	111,147
34	ME-000189 STROUDSBURG PAVING	116,985
35	ME-000198 MOBILE DATA PA	178,952
36	ME-000240 POTTSVILLE PIKE ECC BLDG HVAC UPGRADE	152,221
37	ME-000291 POTTSVILLE PIKE ROOF REPLACEMENT	215,500
38	ME-000451 CONIC VIEW SOFTWARE	104,074
39	ME-000667 VOICE NETWORK SYS UPGRADE PA EAST	272,481
40	ME-000531 BUSINESS SOLUTIONS PROJECT	1,765,595
41	ME-000551 UTILITY CONSORTIUM HARDWARE/SOFTWARE	327,009
42	ME-000053 POCONO 230KV TX LINE TRAP	116,493
43	TOTAL	22,290,786

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	ME-000116 NEW 69KV CIRC FRM LEB SUB	1,636,810
2	ME-000217 AES IRONWOOD INTERCONNECT AND REINFORCEMENT	1,002,880
3	ME-000229 ONTELAUNEE N. TEMPLE SUB 230KV LINE	904,273
4	ME-000340 821/822 LINES PADOT RELO US 222	110,375
5	ME-000367 MIDD JCT REPL 3 GA 230KV BREAKERS	265,485
6	ME-000369 PORTLAND REPL GA BREAKER	191,503
7	ME-000526 CALPINE (ONTELAUNEE) TX INTERCONNECTION	421,034
8	ME-000554 TMI 500 230KV BANK WINDING FAILURE	611,847
9		
10	MINOR PROJECTS WITH BALANCES END OF YEAR $100,000 OR LESS	2,963,619
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	22,290,786

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	MATERIALS AND SERVICES	336,396
2		
3	CONSTRUCTION INDIRECTS	13,627,899
4		
5	ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION	476,790
6		
7	OUTSIDE PROFESSIONAL SERVICES	3,698,408
8		
9	RECONCILIATION TO INCOME STATEMENT	
10	ACCOUNT 419.1	
11	ACCOUNT 432.1 476,790	
12		
13	TOTAL 476,790	
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	18,139,493

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

MATERIALS & SERVICES: Expenditures for services and expenses of materials management, purchasing and stores personnel, exempt materials, small tools and work equipment. Charged to construction based on the related cost of materials charged to construction work orders.

CONSTRUCTION INDIRECTS: Costs which pertain to construction work but which are impractical for direct-charging to construction work orders. Construction Indirects include the GPU Service Company labor and benefit costs of designers, engineers, and project management personnel plus the construction portion of facility costs, telecommunications costs, and general liability insurance. This overhead is added by means of a percentage applied to a work order's direct labor and contractor costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION: Cost of money charged directly to construction. The AFUDC rate is applied to individual construction work orders totaling $1.00 or more which have been under construction for 30 days or more except for purchases of automotive and certain general plant equipment for which no AFUDC is charged. The accrual rate is applied to the cumulative monthly construction work order balances, including previously accrued AFUDC compounded semi-annually.

OUTSIDE PROFESSIONAL SERVICES: Expenditures for services and expenses of engineers, management and supervisory personnel. All expenses are directly charged to construction.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 68,354,688		
2	Short-term Interest			s 6.81
3	Long-Term Debt	D 646,914,205	56.33	d 7.48
4	Preferred Stock	P		p
5	Common Equity	C 501,444,282	43.67	c 11.25
6	Total Capitalization	1,148,358,487	100.00 100%	
7	Average Construction Work in Progress Balance	W 22,710,162		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 6.81

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 6.81
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	455,205,770	455,205,770		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	40,939,622	40,939,622		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):	1,901,933	1,901,933		
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	42,841,555	42,841,555		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	17,677,776	17,677,776		
12	Cost of Removal				
13	Salvage (Credit)	541,851	541,851		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	17,135,925	17,135,925		
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	480,911,400	480,911,400		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	98,103,078	98,103,078		
24	Distribution	315,069,789	315,069,789		
25	General	67,738,533	67,738,533		
26	TOTAL (Enter Total of lines 18 thru 25)	480,911,400	480,911,400		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 219 Line No.: 7 Column: c

Other Accounts:
$ 1,902,333 FMIS Amortization
$ (400) Decommissioning Unrealized G/L-FAS 115

Schedule Page: 219 Line No.: 24 Column: c

Distribution includes:
$4,790,396 FMIS Amortization
$1,429,924 Project Enterprise
$ 1,161 Risk Management

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	OTHER NONUTILITY PROPERTY			
2				
3	Rights-of-Way located in Monroe, Northampton and			
4	Lackawanna Counties - 1981	565,356		565,356
5	Rights-of Way Located in Pike County	300,359		300,359
6	Rights-of Way Located in Adams County	282,718		282,718
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43	Minor Item Previously Devoted to Public Service	80,635	-9,165	71,470
44	Minor Item Previously Devoted to Public Service	128,818		128,818
45	Minor Items-Other Nonutility Property			
46	TOTAL	1,357,886	-9,165	1,348,721

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1				
2	York Haven Power Company			
3	Common Stock, no par value	050174		1,163,294
4	Capital Contributions			4,860,000
5	Equity in undistributed subsidary earnings			13,111,561
6	Subtotal			19,134,855
7				
8	Met-Ed Preferred Capital, Inc.			
9	Common Stock	081694		1,000
10	Capital Contributions			10,309,280
11	Equity in undistributed subsidiary earnings			174,380
12	Subtotal			10,484,660
13				
14	Met-Ed Preferred Capital II, Inc.			
15	Common Stock	052899		1,000
16	Capital Contributions			3,093,800
17	Equity in undistributed susbsidiary earnings			39,335
18	Subtotal			3,134,135
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 19,428,374		TOTAL	32,753,650

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
		1,163,294		3
		4,860,000		4
1,612,215		14,723,776		5
1,612,215		20,747,070		6
				7
				8
				9
				10
				11
				12
				13
				14
		1,000		15
		3,093,800		16
49,715	227,321	-138,271		17
49,715	227,321	2,956,529		18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
1,661,930	227,321	23,703,599		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Plant Held for Future Use	30,115			304,728
2	O&M Portion of Additional OPEB		926	1,948,848	23,386,176
3	FAS 109 Deferred Income Taxes	13,812,675	various	13,169,205	124,168,754
4	TMI 2 Decommissioning	11,803,480	various	15,614,530	69,795,378
5	CTC-Generation	192,650,066	various	57,488,252	185,641,813
6	Operating NUGs	242,183,901	various	12,722,878	694,023,893
7	CTC-TMI 1 Investment			221,630,000	
8	CTC-TMI2 Decommissioning	5,419,884	403	9,483,000	65,808,366
9	CTC-Solar Buyout	1,688,567	various	52,972,674	
10	CTC-TMI 1 Decommissioning	73,172,961	various	28,752,196	72,115,273
11	CTC-NUG Buyouts	2,910,186	various	91,296,533	
12	CTC-Phase 2 Contra	18,750,000			
13	CTC-NUG Deferral	710,110	various	22,277,134	
14	CTC - Employee Transition Costs	13,007,824			13,007,824
15	CTC-Fossil/Hydro	385,410,000	various	385,410,000	
16	Phase 2 - Employee Transition Costs	168,727			168,727
17	Phase 2 - Divestiture Transaction Cost	546,657			546,657
18	CTC-Operating NUGs		various	237,790,464	33,479,536
19	Above Market NUG Deferral	19,330,260	555	11,012,431	13,086,900
20	Merrill Creek Phase 2	15,426,480	various	35,546,176	
21	Minor Items	7,815,540	various	36,863,107	90
22	Low Level Rad Waste Disposal		426.5	1,724,419	
23	GENCO Employee Transition Costs	264,204	various	10,919,164	
24	TMI Employee Transition Costs	7,174,367	various	5,440,441	
25	Divestiture Activities Generation	4,797,960	various	3,585,680	
26	Decomm DOE Enrichment Facil TMI1	358,015	426.5	7,766,912	
27	Decomm-Top Off Amount		various	72,261,099	
28	Decomm TMI2 Unrealized Gain/Loss	78,145,795	various	112,178,527	-42,185,414
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	1,095,577,774		1,447,853,670	1,253,348,701

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	1998 Debenture Security Program	832,713	10,000			842,713
2						
3	Restricted Stock	20,802			17,698	3,104
4						
5	Med Term Notes Fin. - Series C	75,174				75,174
6						
7	1999 Preferred Security Program	1,077	8,595		9,672	
8						
9	Middletown Buyout	3,002,581			612,211	2,390,370
10						
11	TMI Nuc Fuel Lease Rec - L Term	26,315,804	1,161,253		7,062,047	20,415,010
12						
13	Minor Items (8)	27,736	1,085,074		1,017,138	95,672
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	2,815,586				2,162,307
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	33,091,473				25,984,350

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Above Market Nug Liability	303,343,958	296,436,423
3	FAS 109	31,563,467	33,602,328
4	DOE SNF Customer Collections & Interest	8,663,353	9,504,180
5	Decommissioning Costs TMI-2	57,179,372	61,335,874
6	Merrill Creek Leaseback	13,491,545	11,298,205
7	Other	151,073,000	24,674,293
8	TOTAL Electric (Enter Total of lines 2 thru 7)	565,314,695	436,851,303
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	175,885,941	12,923,922
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	741,200,636	449,775,225

Notes

OTHER INCOME & DEDUCTIONS:	BEGINNING OF YEAR	END OF YEAR
Contributions in Aid of Construction - Post '86	$ 3,044,040	$ 3,239,636
Customer Advances	409,178	409,178
Equity in Reading Development Corp	6,682	6,682
Interest Income on Decommissioning - TMI1 & TMI2	36,519	21,203
Dividend Income on Decommissioning - TMI1	1,103,926	0
Middletown Buyout	7,468,830	7,468,830
Sustainable Energy Fund	2,365,130	0
Sithe/Conemaugh Gain	161,444,974	834,574
Loss on Sale of Nuclear Fuel	6,662	943,819
TOTAL OTHER (Line 17 Above)	$ 175,885,941	$12,923,922

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 234 Line No.: 7 Column: b

Electric Other:

	Beginning of Year	End of Year
Decommissioning TMI-1 & Saxton	$(31,059,463)	$ 1,827,902
Decomm. Exp. DOE Enrichment - TMI-1 & TMI-2	(484,722)	2,532,484
Disallowed TMI-2 Monitored Storage	5,601,621	6,016,556
Gain on Sale of Merrill Creek	1,192,595	1,191,212
FAS 87 Adjustment	4,328	2,488
Nug Liab Excess of Current Rates	2,027,355	2,027,355
TMI-1 Stranded Costs	1,269,674	1,269,674
Customer Education	2,228,210	1,498,386
CTC Fossil/Hydro	159,920,098	0
TMI Decommissioning	10,791,973	175,103
Def Credit Nug Deferral	4,780,854	4,780,854
Nug Portion Unbilled Rev	1,752,719	1,909,152
PA CNI Tax	(2,014,590)	(2,195,736)
PA Purta Tax	(2,237,802)	63,232
Future Lease Pymt Recov thru Rates-MC	(8,075,568)	1,822,771
Interest on FIT Deficiencies	486,844	484,694
Unbilled Revenues	2,945,379	(71,502)
Contributions in Aid of Construction	460,983	426,967
Miscellaneous	1,482,512	912,701
TOTAL ELECTRIC OTHER	$151,073,000	$ 24,674,293

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock	900,000		
2				
3	Total - Common Stock	900,000		
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year. Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
859,500	66,273,400					1
						2
859,500	66,273,400					3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 250 Line No.: 1 Column: a

GPU Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2	Contributions from Parent Company prior to 2000	400,200,000
3	Contributions from Parent Company - 2000	
4	SUBTOTAL	400,200,000
5		
6		
7	Gain on Cancellation of Reacquired Capital Stock prior to 2000	3,700,181
8	(Account 210)	
9	SUBTOTAL	3,700,181
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	403,900,181

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	BONDS (ACCOUNT 221)		
2	6% Series	8,700,000	171,412
3			117,363 D
4	8.6% Series	30,000,000	321,616
5	8.8% Series	30,000,000	323,617
6	8.15% Series	60,000,000	537,048
7	7.65% Series	30,000,000	267,274
8	6.97% Series	30,000,000	267,274
9	5.95% Series	13,690,000	112,943
10	6.10% Series	28,500,000	694,796
11	8.05% Series	30,000,000	299,999
12	6.77% Series	30,000,000	279,115
13	9.10% Series	30,000,000	262,744
14	7.22% Series	40,000,000	308,854
15	7.35% Series	20,000,000	155,694
16	6.6% Series	20,000,000	153,184
17	6.34% Series	40,000,000	306,364
18	6.36% Series	17,000,000	122,069
19	6.40% Series	33,000,000	236,939
20	9.48% Series		156,182
21	7.05% Series		
22	6.2% Series		222,274
23	SUBTOTAL - ACCOUNT 221	490,890,000	5,316,761
24			
25	ADVANCES FROM ASSOCIATED COMPANIES (ACCOUNT 223)		
26	MetEd Capital	103,092,800	
27	SUBTOTAL - ACCOUNT 223	103,092,800	
28			
29	OTHER (ACCOUNT 224)		
30	Nuclear Fuel Disposal Fee	35,455,875	
31	Cowanesque Obligation	6,024,205	465,209
32	SUBTOTAL - ACCOUNT 224	41,480,080	465,209
33	TOTAL	635,462,880	5,781,970

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
010178	010108	010178	010108	8,700,000	522,000	2
						3
012492	012422	012492	012422	30,000,000	2,580,000	4
040992	041522	040992	041522	30,000,000	2,640,000	5
012993	013023	012993	013023	60,000,000	4,890,000	6
061893	061923	061893	061923	30,000,000	2,295,000	7
101993	101923	101993	101923	30,000,000	2,091,331	8
052297	051527	052297	051527	13,690,000	814,555	9
072795	072721	072795	072721	28,500,000	1,738,500	10
030195	030102	030195	030102	30,000,000	2,417,744	11
061295	061305	061295	061305	30,000,000	2,031,000	12
031891	091803	031891	091803	30,000,000	2,730,000	13
012993	013003	012993	013003	40,000,000	2,888,000	14
012993	020105	012993	02015	20,000,000	1,470,000	15
061893	061803	061893	061803	20,000,000	1,320,000	16
082793	082704	082793	082704	40,000,000	2,536,000	17
020894	020806	020894	020806	17,000,000	1,081,200	18
020894	020906	020894	020906	33,000,000	2,112,000	19
052290	052200	052290	052200		742,600	20
112592	112999	112592	112999		-188,000	21
061893	061900	061893	061900		868,000	22
				490,890,000	37,579,930	23
						24
						25
				103,092,800	6,798,599	26
				103,092,800	6,798,599	27
						28
						29
				35,455,875		30
				6,024,205	309,537	31
				41,480,080	309,537	32
				635,462,880	44,688,066	33

Schedule Page: 256 Line No.: 25 Column: a

Net change in Account 223

Balance 1/1/00	$103,092,800
Balance 12/31/00	$103,092,800

Schedule Page: 256 Line No.: 29 Column: a

Net change in Account 224:

Nuclear Fuel Disposal Fee:

Balance 1/1/00	$33,429,469
Interest Accrued - 2000	2,026,406
Balance 12/31/00	$35,455,875

Cowanesque Obligation:

Balance 1/1/00	$6,049,536
Principal paid	(25,511)
Balance 12/31/00	$6,024,025

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	81,867,886
2		
3		
4	Taxable Income Not Reported on Books	
5		295,055,194
6		
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10		983,363,651
11		
12		
13		
14	Income Recorded on Books Not Included in Return	
15		-378,183,540
16		
17		
18		
19	Deductions on Return Not Charged Against Book Income	
20		-901,568,001
21		
22		
23		
24		
25		
26		
27	Federal Tax Net Income	80,535,190
28	Show Computation of Tax:	
29		
30	Individual Company Basis - 35% $ 28,187,316	
31	Consolidated Savings 0	
32	Prior Year Adjustments (11,106,732)	
33	Total Tax Consolidated Basis $ 17,080,584	
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 261 Line No.: 27 Column: b

TAXABLE INCOME NOT REPORTED ON BOOKS

Salvage - Tax Basis	$ 315,809
Sale of PJM - Tax Gain	387,394
Merrill Creek Future Lease Pymnts Recoverable thru rates	23,812,476
Book Loss Deferred - TMI-1	221,630,000
CIAC - Post-86 - PA	1,148,358
Interest Income IRS Refunds	123,822
Book Gain Deferred - Sithe	2,086,858
Book Gain Deferred - Conemaugh	(808,594)
Loss on Sale of Nuclear Fuel TMI-1	2,254,638
Loss on Sale of Nuclear Fuel TMI-1	44,104,433
TOTAL	$ 295,055,194

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED FOR RETURN

Deferred Income Taxes	$ 22,482,275
Federal Income Taxes	17,080,584
State Tax Adjustment - Prior Years	(3,526,133)
Book Depreciation	44,063,648
Business Meals	7,663
Cost of Removal - Book Basis	2,441,626
Lease Expense - Adjustment Under Sec. 280	8,341
MIPS Bank Charges	(16,337)
Fines & Penalties	(1,800,000)
Lobbying Expenses	472,283
Lobbying Expenses - SC00	273,145
MIPS Bank Charges	16,337
Book Loss on Sale of TMI-1	64,064
Book Loss on Sale of PJM	565,465
Bad Debts - Book Write-off	18,511,000
Billing Reserve	1,900,000
Capitalized Int-Avoided Costs in Xcess of AFC	1,233,906
Decommissioning Expenses Accrued - Saxton	4,270,013
Decommissioning Trust Shortfall	72,261,099
Decom. Exp. - DOE Enrich Facility - TMI-1	7,364,073
Deferred Comp Interest Exp - Co Officers & Directors	12,118
Deferred Comp Interest Exp - GPUN Directors	1,498
Divestiture - Sithe	(1,208,890)
DOE SNF Fee Interest	2,026,407
Employee Transition Costs - TMI-1 Sale	5,433,428
Genco Verp.	10,919,164
GPUN Parsippany Office Lease Write-off	1,297,000
Incentive Comp - Restricted Stock Plan	17,698
Interest Exp - FIT Deficiencies	439,191
Long-term Disability - Medical (FAS 112)	8,052
Long-term Disability - Unfunded Costs	7,320
Low Level Radioactive Waste Disposal Costs Accr - TMI-1	1,724,419
Mark to Market Adjustment	876,000
Merrill Creek Lease Expense Not Currently Deduct.	1,925,758
Merrill Creek Lease Improvements - Sithe	47,534
Nug Portion of Unbilled Revenue	377,005
Other Post Employment Benefits (OPEB's)-Accrual	168,000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

OPEB's - GPUN	113,750
OPEB's - GPUSC	171,852
OPEB's - Deferred	1,776,996
Pension Accrual	(325,000)
Pension Exp Accr in Xcess of Limit (Unfunded)	736
Purta Additional Tax Assessment	1,735,295
Purta Tax - 1998 Deferred	7,498,823
Purta Tax - 1997 York Haven	50,395
Purta Tax - RNR Deferral	1,469,609
Reacq'd Debt - Book Amort. of Loss	402,202
Self-Insurance Reserve - Auto Liability	150,000
Self-Insurance Reserve - General Liability	366,000
Self-Insurance Reserve - Property	(66,270)
Self-Insurance Reserve - Workman's Comp	187,523
Severance - TMI-1 Sale	4,322,500
TMI-2 Decommissioning Escalation Costs	1,024,533
Retail Access Pilot Program Costs	2,110,556
CTC-Operating Nugs	(51,607,130)
CTC - 1/97-12/98 Nug Deferral	21,567,024
CTC Solar Buyout	51,284,107
Reg Receivable-Operating Nugs	237,790,464
Def Debit Fossil/Hydro	385,410,000
TMI-2 Decommissioning	5,419,884
CTC TMI-2 Decommissioning	9,483,000
CTC Nug Buyouts	88,386,347
Middletown Contract Buyout	612,211
TMI-2 Decommissioning	7,956,108
Sustainable Energy Fund	(5,700,000)
Charge to Non-Operating Income-Gain on Reacquired Stock	27,382
TOTAL	$ 983,363,651

INCOME RECORDED ON BOOKS NOT INCLUDED IN RETURN

Investment Tax Credit Adjustment - Net	$ (851,342)
Coli Insurance - Death Benefit Proceeds Received	(173,600)
Salvage - Book Basis	(471,114)
AFUDC - Equity Component - York Haven	(27,863)
Non-Taxable Int on TMI-2 Non-Qualified Decommissioning	(1,435,749)
Officer's Life Insurance Cash Surrender Value	(420,150)
Sale of Generation Assets (Sithe) - Book Gain	(403,836)
Sale of Conemaugh - Book Gain	813,516
Merrill Creek - Future Payments Recoverable thru Rates	42,678
Merrill Creek - Lease Improvements-Sithe	(3,989)
Interest Income - FIT Overpayments	(1,436,443)
Int Inc - FIT Overpayments - York Haven	(15,011)
Plant Held for Future Use - Carrying Charge	(30,115)
Book Gain Deferred - Sithe	(373,770,522)
TOTAL	$(378,183,540)

DEDUCTIONS ON RETURN NOT CHARGED AGAINST BOOK INCOME

Tax Depreciation	$ (54,197,089)
Cost of Removal - Tax Basis	(2,441,626)

Name of Respondent Metropolitan Edison Company	This Report is: (1) X An Original (2) A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Taxes - Capital Stock 99 Accrual True Up	(9,896)
ACRS/MACRS Retirements (Gain)/Loss	(2,702,380)
Bad Debts - Actual Write-Off	(10,263,683)
Billing Reserve - Write-Off	(1,250,000)
Capitalized Interest - Book AFC (Debt Comp.)	(476,790)
Decommissioning Drawdown-Saxton-Unqualified	(1,895,452)
Decommissioning Exp. Paid by GPUNC TMI-2	(132)
Decom. Exp.-DOE Enrich Facility-TMI-1 (Escalation Pay.)	(591,003)
Decom. Exp.-DOE Enrich Facility-TMI-1	44,823
Deferred Comp Payments - Co Officers' & Directors	(131,294)
Deferred Comp Payments - GPUN Directors	(39,208)
Employee Transition Costs - TMI	(7,167,354)
Employee Transition Costs - Phase II	(168,727)
Environmental Asset - Ash Sites	(230,924)
GPU Stadium Naming Rights	(100,000)
Incentive Comp Payments-Restricted Stock	(62,232)
Merrill Creek Lease Expense Payment	(2,355,636)
Merrill Creek - Phase II	(4,856,105)
Monitored Storage Write-Off - TMI-2	1,000,000
Nug Buyouts - Scranton	(1,250,000)
Pension Exp - Supplemental Plan - Payments	(13,180)
PA Pilot	(60,757)
Purta Tax - RNR Deferral	(1,469,609)
Purta Tax - 1997	(50,395)
Self-Insurance Payments - Auto Liability	(53,940)
Self-Insurance Payments - General Liability	(601,314)
Self-Insurance Payments - Worker's Comp	(447,569)
Severance Wages Paid	(324,571)
Universal Services	(477,801)
TMI-1 Decommissioning Escalation	(2,107,680)
CTC Generation Reg Assets	(117,846,813)
Above Market Nug Liability	(8,329,441)
CTC TMI-2 Decommissioning	(5,419,884)
Bid Development Costs	(50,277)
Customer Education	(1,758,888)
CTC Fossil/Hydro	(385,410,000)
CTC TMI-1 Decommissioning	(44,420,766)
Def Credit TMI Decommissioning	(25,586,827)
Other Reg Asset - Above Market Nug	(8,317,829)
Contra CTC - Phase 2	(18,750,000)
CTC - Employee Transition Costs	(13,007,824)
CTC - Operating Nugs	(177,853,893)
Book Loss Deferred - TMI-1	(64,035)
TOTAL	$(901,568,001)

Reconciliation of Group Members to Consolidated Income Tax Return:

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

GPU, Inc.

	Federal Income Tax Assigned
GPU, Inc.	$ 21,649,158
Jersey Central Power & Light Company	(106,219,709)
Metropolitan Edison Company	27,214,379
York Haven Power Company	946,167
Pennsylvania Electric Company	17,535,280
Nineveh Water Company	0
GPU Service, Inc.	(10,016,775)
GPU Nuclear, Inc.	3,976,183
Meted Preferred Capital, Inc.	0
JCP&L Preferred Capital, Inc.	706,818
GPU International & Subsidiaries	2,989,291
GPU Capital & Subsidiaries	(136,913,996)
GPU Power & Subsidiaries	1,239,141
GPU Advanced Resources	(960,699)
GPU Telcom	6,739,706
Meted Preferred Capital, Inc. II	26,770
Penelec Preferred Capital, Inc. II	30,599
MYR and Subsidiaries	6,909,000
Total	$(164,148,687)

Basis of Allocation of Consolidated Tax:

For the taxable year 2000, the consolidated Federal Income Tax liability was allocated in accordance with an agreement approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (SEC Holding Company Release No. 21358). The agreement provides that there shall be allocated to each company in the consolidated group, except the holding company, the tax benefits of its own net operating losses. The tax benefits of the holding company's deductions will be allocated among the subsidiaries in proportion to the holding company's average common stock equity investment in each company during the year. The prior allocation of the holding company deductions under Rule 45 (b) (6) for years prior to 1979, however, will not be adjusted in connection with allocating operating loss carrybacks.

A company which does not have a net operating loss of its own and which would have an income tax liability (allowing for its own investment tax credits which it could utilize on a separate return basis), were the liability not offset by net operating losses of the other companies in the group, will pay the amount of such tax reduction to the companies, other than the holding company, whose net operating losses are used in the consolidated return. Such payments will be divided among the loss companies in proportion to the use of their net operating losses.

If there is a consolidated minimum tax arising from "preference" items as defined in the Internal Revenue Code, such minimum tax will be independently allocated among the companies in the ratio of their respective preference incomes.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	FEDERAL					
2	Income	705,718	7,196,092	14,300,011	4,917,066	
3	MIPS					67,124
4						
5	Old Age, Survivors' and					
6	Medicare Insurance					
7	Current Year			323,638	323,638	
8						
9	Unemployment Insurance					
10	Curent Year	-56		3,683	3,522	
11	Prior Years					
12						
13	Environmental					
14	1997					
15	1995	74,893			32	
16	1994	10,123			-1,770	
17	1993	19,182			1,246	
18	1992	1,487				
19	1990	-2,216				
20						
21	SUBTOTAL	809,131	7,196,092	14,627,332	5,243,734	67,124
22						
23	PENNSYLVANIA					
24	Corporate Net Income (CNI)	22,900,295	4,992,084	4,997,933	28,868,450	1,881,376
25						
26	Capital Stock	1,490,343	1,026,689	4,945,061	5,749,095	-967,165
27						
28	Gross Receipts	994,013	9,696,554	36,757,890	19,649,441	
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	34,896,555	25,992,417	55,402,655	61,863,157	362,069

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed.. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
9,873,405	6,980,834	11,353,828			2,946,183	2
67,124						3
						4
						5
						6
					323,638	7
						8
						9
105					3,683	10
						11
						12
						13
						14
74,861						15
11,893						16
17,936						17
1,487						18
-2,216						19
						20
10,044,595	6,980,834	11,353,828			3,273,504	21
						22
						23
852,003	4,932,933	3,713,978			1,283,955	24
						25
	1,307,545	4,945,061				26
						27
8,496,863	90,955	35,288,282			1,469,608	28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
19,587,739	16,782,034	57,316,263			-1,913,608	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	Gross Receipts-Forfeited					
2	Discounts ('87-97)	1,067,621				-922,484
3						
4	PUC General Assessment		805,393			304,993
5						
6	Unemployment Insurance					
7	Current Year	-4,382		27,834	22,975	
8	Prior Year					
9						
10	Public Utility Realty-2000			3,428,667	1,785,877	
11	1999	2,035,941		-1,189,845		
12	1998	3,511,745		-8,657,728		
13	1997	1,275,731				
14	1996	-455,488				
15	1995	448,323				
16	1994	-406,158				
17	1993	147,785				
18	1987		629,547			
19						
20	Pennsylvania Use	1,013,798	1,371,565	-66,505	-25,937	
21						
22	Pennsylvania Loans					
23	1998	23,152				
24	1997	9				
25	1996	5,000				
26	1995	4,998				
27	1994	3,203				
28	1993	8,709				
29	1991	680				
30						
31	Local Real Estate	2,531		451,906	451,906	-1,775
32						
33	Emission Assessment					
34						
35	Public Transport Act	17,816		-4,875	12,069	
36						
37	SUBTOTAL	34,085,665	18,521,832	40,690,338	56,513,876	294,945
38						
39	NEW JERSEY					
40	Corporate Business Tax	1,759	274,493	84,985	105,547	
41	TOTAL	34,896,555	25,992,417	55,402,655	61,863,157	362,069

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
145,137						2
						3
	500,400	1,305,793			-1,305,793	4
						5
						6
477					27,834	7
						8
						9
	-1,642,790	3,428,667				10
	-846,096	-1,189,845				11
	5,145,983	-1,158,905			-7,498,823	12
	-1,275,731					13
	455,488					14
	-448,323					15
	406,158					16
	-147,785					17
	629,547					18
						19
	398,335	-905,961			839,456	20
						21
						22
23,152						23
9						24
5,000						25
4,998						26
3,203						27
8,709						28
680						29
						30
756		450,187			1,719	31
						32
						33
						34
872					-4,875	35
						36
9,541,859	9,506,619	45,877,257			-5,186,919	37
						38
						39
1,285	294,581	85,178			-193	40
19,587,739	16,782,034	57,316,263			-1,913,608	41

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: c

The beginning balance was reclassed from the following accounts:

Account 165	Prepaid Taxes	$3,763,976
Account 143	Accts. Receivable	3,432,116
		$7,196,092

Schedule Page: 262 Line No.: 2 Column: h

$6,980,834 was reclassed to 143.

Schedule Page: 262 Line No.: 2 Column: l

$2,946,183 was charged to the following accounts:

Account 409.2	$4,746,183
Account 426.3	(1,800,000)
	$2,946,183

Schedule Page: 262 Line No.: 3 Column: f

The MIPS Federal Income Taxes Accrued were transferred from company ME11 to Me01 account 236105.

Schedule Page: 262 Line No.: 7 Column: l

Payroll taxes are initially charged to a 408 account and are allocated mainly to capital and retirement work in progress accounts.

Schedule Page: 262 Line No.: 10 Column: l

Payroll taxes are initially charged to a 408 account and are allocated to mainly capital and retirement work in progress accounts.

Schedule Page: 262 Line No.: 24 Column: c

The beginning balance was reclassed from an accounts receivable account 143.

Schedule Page: 262 Line No.: 24 Column: f

$1,881,376 represents transfers between various other 236 accounts.

Schedule Page: 262 Line No.: 24 Column: h

$4,932,933 was reclassed from the following accounts:

Account 165	Prepaid Taxes	$2,368,311
Account 143	Accounts Receivable	2,564,622
		$4,932,933

Schedule Page: 262 Line No.: 24 Column: l

$1,283,955 was charged to account 409.23.

Schedule Page: 262 Line No.: 26 Column: c

The beginning balance was reclassed from an accounts receivable account 143.

Schedule Page: 262 Line No.: 26 Column: f

$(967,165) represents transfers between various 236 accounts.

Schedule Page: 262 Line No.: 26 Column: h

$1,307,545 was reclassed to the following accounts:

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Account 165	Prepaid Taxes	$ 708,318
Account 143	Accounts Receivable	599,227
		$1,307,545

Schedule Page: 262 Line No.: 28 Column: c

The beginning balance was reclassed from a prepaid account 165.

Schedule Page: 262 Line No.: 28 Column: h

$90,955 was reclassed to 143.

Schedule Page: 262 Line No.: 28 Column: l

$1,469,608 was charged to account 182.

Schedule Page: 262.1 Line No.: 2 Column: f

$(922,484) represents a reclass from 1987 CNI to PA Gross Receipts - Forfeited Discounts.

Schedule Page: 262.1 Line No.: 4 Column: f

Payments and accruals are hitting 165 directly.

Schedule Page: 262.1 Line No.: 4 Column: l

$(1,305,793) was charged to a prepaid account 165.

Schedule Page: 262.1 Line No.: 7 Column: l

Payroll taxes are initially charged to a 408 account and are allocated mainly to capital and retirement work in progress accounts.

Schedule Page: 262.1 Line No.: 10 Column: h

$(1,642,790) was reclassed to 165.

Schedule Page: 262.1 Line No.: 11 Column: h

$(846,096) was reclassed to 165.

Schedule Page: 262.1 Line No.: 12 Column: h

$5,145,983 was reclassed to 165.

Schedule Page: 262.1 Line No.: 12 Column: l

$(7,498,823) represents a true up of 98 & 99 Purta charging a 182 account.

Schedule Page: 262.1 Line No.: 13 Column: h

$(1,275,731) was reclassed to 165.

Schedule Page: 262.1 Line No.: 14 Column: h

$455,488 was reclassed to 165.

Schedule Page: 262.1 Line No.: 15 Column: h

$(448,323) was reclassed to 165.

Schedule Page: 262.1 Line No.: 16 Column: h

$406,158 was reclassed to 165.

Schedule Page: 262.1 Line No.: 17 Column: h

$(147,785) was reclassed to 165.

Schedule Page: 262.1 Line No.: 20 Column: h

$398,335 was reclassed to 143.

Schedule Page: 262.1 Line No.: 20 Column: l

Use tax is recorded to the same account number as the base charge.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 262.1 Line No.: 31 Column: l

Charged to account 408.2.

Schedule Page: 262.1 Line No.: 35 Column: l

Transportation tax is recorded to the same account number as the base charge.

Schedule Page: 262.1 Line No.: 40 Column: c

The beginning balance was reclassed from the following accounts:

Account 165	Prepaid Taxes	$ 53,300
Account 143	Accounts Receivable	221,193
		$274,493

Schedule Page: 262.1 Line No.: 40 Column: h

$294,581 was reclassed to the following accounts:

Account 165	Prepaid Taxes	$ 27,703
Account 143	Accounts Receivable	266,878
		$294,581

Schedule Page: 262.1 Line No.: 40 Column: l

$(193) was charged to Account 409.2.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year Account No. (c)	Deferred for Year Amount (d)	Allocations to Current Year's Income Account No. (e)	Allocations to Current Year's Income Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%						
3	4%	2,391,396			411	135,569	
4	7%						
5	10%	12,578,765			411	713,095	
6							
7							
8	TOTAL	14,970,161				848,664	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
2,255,827			3
			4
11,865,670			5
			6
			7
14,121,497			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 266 Line No.: 8 Column: I

AVERAGE PERIOD OF ALLOCATION TO INCOME

Investment Tax Credit - 4% and 10%

The Respondent is (1) charging to income an amount equivalent to the current investment tax credit, (2) offsetting such charge by a credit to a deferred credit and (3) amortizing the deferred credit so created by a ratable flow-through to income over the useful life of the property. On March 9, 1972, General Public Utilities Corporation filed with the District Director of Internal Revenue, Manhatten District, on behalf of its affiliated companies (the Respondent being one of the affiliated), an election under paragraph (2) of Section 46 (e) of the Internal Revenue Code of 1954, as amended, for allowance, with respect to public utility property, of the credit allowed by Section 38 of the Code. Such election provides (a) to reduce the cost of service for ratemaking purposes or in its regulated books of account by no more than ratable portion of the credit allowable by Section 38, and (b) not to reduce the base to which its rate of return is applied for ratemaking purposes by any portion of the credit allowable by Section 38.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits	Balance at Beginning of Year	DEBITS		Credits	Balance at End of Year
			Contra Account	Amount		
	(a)	(b)	(c)	(d)	(e)	(f)
1	Above Market NUG Laibility	735,832,870		46,715,427	38,385,986	727,503,429
2						
3	TMI 1 Decommissioning	25,586,828		25,586,828		
4						
5	Add'l TMI 2 Decommissioning	38,283,050		12,157	1,312,447	39,583,340
6						
7	TMI-2 Radiological Decomm.	179,218,450			6,093,427	185,311,877
8						
9	TMI-2 Non-Radiological Decom	17,379,367		131	592,232	17,971,468
10						
11	Middletown Buyout	12,800,000		1,600,000		11,200,000
12						
13	Post Defueling Monitored Storage	13,500,000		900,000	1,900,000	14,500,000
14						
15	Saxton Decommissioning	2,763,751		1,941,284	4,315,845	5,138,312
16						
17	Acc. Merrill Creek Lease Exp.	26,686,346		8,208,953	3,493,905	21,971,298
18						
19	Conemaugh Mine Closing Liab	1,896,552		296,100		1,600,452
20						
21	Consumer Education	5,370,024		1,770,117	11,229	3,611,136
22						
23	PV of Lease Oblig - GPUN Parsip				1,297,000	1,297,000
24						
25	Merrill Creek Future O&M Payments				5,743,910	5,743,910
26						
27	Minor Items (9)	1,242,105		1,356,880	2,129,279	2,014,504
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	1,060,559,343		88,387,877	65,275,260	1,037,446,726

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	210,221,921	10,271,117	7,363,827
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	210,221,921	10,271,117	7,363,827
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	210,221,921	10,271,117	7,363,827
10	Classification of TOTAL			
11	Federal Income Tax	162,617,397	9,934,511	7,003,856
12	State Income Tax	47,604,524	336,606	359,971
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
[redacted]							1
187,153	313,965		18,204,829		8,161,034	202,958,604	2
							3
							4
187,153	313,965		18,204,829		8,161,034	202,958,604	5
							6
							7
							8
187,153	313,965		18,204,829		8,161,034	202,958,604	9
[redacted]							10
142,094	306,216		17,341,739		6,203,095	154,245,286	11
45,059	7,749		863,090		1,957,939	48,713,318	12
							13

NOTES (Continued)

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	CTC Generation Reg Assets	20,945,919	48,882,171	
4	CTC Operating Nugs	192,763,395	73,797,805	-21,413,604
5	TMI Decommissioning	11,491,420	18,431,731	
6	FAS 109 Adjustments	55,411,117		
7	CTC TMI-2 Decommissioning	28,992,124	2,248,899	3,934,829
8	Other	361,165,483	11,770,181	336,227,911
9	TOTAL Electric (Total of lines 3 thru 8)	670,769,458	155,130,787	318,749,136
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other	112,332,187		111,198,045
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	783,101,645	155,130,787	429,947,181
20	Classification of TOTAL			
21	Federal Income Tax	594,947,404	117,781,404	326,432,839
22	State Income Tax	188,154,241	37,349,383	103,514,342
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
[redacted]							1
[redacted]							2
						69,828,090	3
						287,974,804	4
						29,923,151	5
					2,431,642	57,842,759	6
						27,306,194	7
			15,043,394		29,328,812	50,993,171	8
			15,043,394		31,760,454	523,868,169	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
1,268,882	-181,229	190	1,119,242			1,465,011	18
1,268,882	-181,229		16,162,636		31,760,454	525,333,180	19
[redacted]							20
963,385	-137,597		12,272,934		22,473,932	397,597,949	21
305,497	-43,632		3,889,702		9,286,522	127,735,231	22
							23

NOTES (Continued)

Name of Respondent Metropolitan Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 8 Column: b

OTHER CONSISTS OF THE FOLLOWING:

	Beginning Balance	410.1	411.1
Loss on Reacq'd Debt	$ 1,046,394		$ 249,514
Bad Debt	(1,561,403)	$ 4,258,761	8,216,445
Nug Buyout - Scranton	(518,670)	1,037,342	
Nug Buyout - Blue Mountain	(6,376,878)		
Nug Over/Under Collection	6,808,209		
FAS 115	15,095,529		
CTC Nug Buyouts	36,674,589		36,674,589
CTC TMI-1 Investment	638,334		
Solar Buyout	21,279,571		21,279,571
CTC Fossil/Hydro	159,920,098		159,920,098
CTC Nug Deferral	8,948,913		8,948,913
Operating Nugs	112,559,417		98,667,586
Write Off Unamortized ITC Gross-up	3,722,321		
CTC Employee Transition Costs	0	5,397,402	
Decommissioning - TMI-1	0		
Deferred Energy	370,994		
Other Post Employment Benefits	269,326		118,506
DOE Spent Nuclear Fuel	(61,611)		
Other	2,350,350	1,076,676	2,152,689
	$361,165,483	$ 11,770,181	$336,227,911

Transfers to/from miscellaneous accounts:

	Account	Adjustment	Ending Balance
Loss on Reacq'd Debt			$ 796,880
Bad Debt			(5,519,087)
Nug Buyout - Scranton			518,672
Nug Buyout - Blue Mountain			(6,376,878)
Nug Over/Under Collection			6,808,209
FAS 115	215200	$(15,043,394)	52,135
CTC Nug Buyouts		23,796,140	23,796,140
CTC TMI-1 Investment			638,334
Solar Buyout			0
CTC Fossil/Hydro			0
CTC Nug Deferral			0
Operating Nugs			13,891,831
Write Off Unamortized ITC Gross-up			3,722,321
CTC Employee Transition Costs			5,397,402
Decommissioning - TMI-1		5,532,672	5,532,672
Deferred Energy			370,994
Other Post Employment Benefits			150,820
DOE Spent Nuclear Fuel			(61,611)
Other			1,274,337
		$ 14,285,418	$ 50,993,171

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 276 Line No.: 18 Column: b

OTHER (SPECIFY)

	Beginning Balance	410.2	411.2
Carrying Charge-Plant Future Use	$ 113,965	$ 12,495	
Interest on FIT Refund	738,320	596,031	$ 500,271
Middletown Buyout	1,249,439		254,028
TMI-1 Loss	110,230,463	660,356	110,262,517
Reclass Extraordinary	0		(111,198,045)
Decommissioning			
	$112,332,187	$1,268,882	$ (181,229)

Transfers to/from miscellaneous accounts:

	Account	Adjustment	Ending Balance
Carrying Charge-Plant Future Use			$ 126,460
Interest on FIT Refund			834,080
Middletown Buyout			995,411
TMI-1 Loss			628,302
Reclass Extraordinary	411.1	$ 111,198,045	0
Decommissioning	190	(1,119,242)	(1,119,242)
		$110,078,803	$ 1,465,011

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities	DEBITS		Credits	Balance at End of Year
		Account Credited	Amount		
	(a)	(b)	(c)	(d)	(e)
1					
2	FAS 109 Accounting for Income Taxes	190	601,884	2,415,128	10,016,499
3					
4	FAS 109 Plant Adj. to 283 Gross-Up(Gen)		23,796,140		
5					
6	Dollar Share Program				83,213
7					
8	NUG Deferral Unbilled	557	1,283,746	1,660,751	4,601,086
9					
10	Universal Service Program	various	1,314,008	836,207	-250,703
11					
12	Phase II- Sithe Gain	various	389,787,894	17,284,668	16,581,749
13					
14	TMI-1 Gain(Loss)	various	14,657,620	58,684,801	
15					
16	TMI-1 Nuclear Fuel Gain(Loss)	various	45,912	2,683,747	
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		431,487,204	83,565,302	31,031,844

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	OPERATING REVENUES Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	384,364,088	362,108,125
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	215,504,423	193,143,361
5	Large (or Ind.) (See Instr. 4)	116,032,121	97,500,765
6	(444) Public Street and Highway Lighting	5,259,477	5,289,461
7	(445) Other Sales to Public Authorities	-419,030	2,835,600
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	720,741,079	660,877,312
11	(447) Sales for Resale	70,605,251	163,465,431
12	TOTAL Sales of Electricity	791,346,330	824,342,743
13	(Less) (449.1) Provision for Rate Refunds		-27,200,000
14	TOTAL Revenues Net of Prov. for Refunds	791,346,330	851,542,743
15	Other Operating Revenues		
16	(450) Forfeited Discounts	3,674,253	3,667,106
17	(451) Miscellaneous Service Revenues	1,612,657	1,520,202
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	22,268,312	22,065,684
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	23,272,608	23,901,549
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	50,827,830	51,154,541
27	TOTAL Electric Operating Revenues	842,174,160	902,697,284

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
[redacted]				1
4,376,939	4,265,580	434,074	428,430	2
[redacted]				3
3,698,768	3,487,482	55,047	54,240	4
4,411,718	4,084,602	1,999	2,079	5
38,245	54,601	785	791	6
	52,552		273	7
				8
				9
12,525,670	11,944,817	491,905	485,813	10
2,120,138	4,596,975	22	7	11
14,645,808	16,541,792	491,927	485,820	12
				13
14,645,808	16,541,792	491,927	485,820	14

Line 12, column (b) includes $ 9,731,800 of unbilled revenues.

Line 12, column (d) includes 0 MWH relating to unbilled revenues

Schedule Page: 300 Line No.: 4 Column: b

Basis of classification for Commercial and Industrial Sales:
Each customer is coded commercial or industrial based on the type of business or industry activity

Schedule Page: 300 Line No.: 10 Column: b

Unmetered sales consist of Outdoor Lighting (OL) and Public Street and Highway Lighting. See page 304 for details by account

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	RESIDENTIAL SALES					
2	Rate RS	3,355,784	299,319,557	371,587	9,031	0.0892
3	Rate RT	1,017,631	81,046,539	61,501	16,547	0.0796
4	Rate OL	3,524	471,680	986	3,574	0.1338
5	Subtotal Residential Sales	4,376,939	380,837,776	434,074	10,083	0.0870
6						
7	Unbilled - billing period		-411,368			
8	Unbilled. - accounting period		3,937,680			
9	TOTAL RESIDENTIAL SALES	4,376,939	384,364,088	434,074	10,083	0.0878
10						
11						
12	COMMERCIAL SALES					
13	Rate GS	2,165,365	158,701,661	53,834	40,223	0.0733
14	Rate GST	630,331	23,170,239			0.0368
15	Rate MS	83,741	3,868,329	300	279,137	0.0462
16	Rate GP	807,141	24,435,995	182	4,434,841	0.0303
17	Rate OL	5,010	582,469	731	6,854	0.1163
18	Rate TP	7,180	1,327,178			0.1848
19	Subtotal Commercial Sales	3,698,768	212,085,871	55,047	67,193	0.0573
20						
21	Unbilled - billing period		-425,898			
22	Unbilled - accounting period		3,844,450			
23	TOTAL COMMERCIAL SALES	3,698,768	215,504,423	55,047	67,193	0.0583
24						
25						
26	INDUSTRIAL SALES					
27	Rate GS	289,500	21,107,995	1,666	173,770	0.0729
28	Rate GST	414,461	18,202,775			0.0439
29	Rate GP	1,941,797	53,636,708	252	7,705,544	0.0276
30	Rate TP	1,765,558	20,613,894	19	92,924,105	0.0117
31	Rate OL	402	44,061	62	6,484	0.1096
32	Subtotal Industrial Sales	4,411,718	113,605,433	1,999	2,206,962	0.0258
33						
34	Unbilled - billing period		66,338			
35	Unbilled - accounting period		2,360,350			
36	TOTAL INDUSTRIAL SALES	4,411,718	116,032,121	1,999	2,206,962	0.0263
37						
38						
39						
40						
41	TOTAL Billed	12,525,670	710,970,489	491,905	25,464	0.0568
42	Total Unbilled Rev.(See Instr. 6)	0	9,770,590	0	0	0.0000
43	TOTAL	12,525,670	720,741,079	491,905	25,464	0.0575

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1						
2	PUBLIC ST. AND HIGHWAY					
3	Rate SL	36,742	5,102,201	611	60,134	0.1389
4	Rate TS	27	4,733	12	2,250	0.1753
5	Rate GS	1,342	91,864	155	8,658	0.0685
6	Rate MS	134	13,539	7	19,143	0.1010
7	Subtotal Public St. & Highway Lig	38,245	5,212,337	785	48,720	0.1363
8						
9	Unbilled - billing period					
10	Unbilled - accounting period		47,140			
11	TOTAL PUB ST. & HIGHWAY	38,245	5,259,477	785	48,720	0.1375
12						
13						
14						
15						
16						
17	OTHER SALES - Account 445					
18	No Rate Classes					
19	Subtotal Other Sales					
20						
21	Unbilled - billing period					
22	Unbilled - accounting period		-419,030			
23	TOTAL OTHER SALES		-419,030			
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	12,525,670	710,970,489	491,905	25,464	0.0568
42	Total Unbilled Rev.(See Instr. 6)	0	9,770,590	0	0	0.0000
43	TOTAL	12,525,670	720,741,079	491,905	25,464	0.0575

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Delmarva Power & Light	OS		N/A	N/A	N/A
2	Edison Mission	OS		N/A	N/A	N/A
3	Enron	OS	1	N/A	N/A	N/A
4	Merchant Energy Group of America	OS		N/A	N/A	N/A
5	Merrill Lynch Capital Services	OS		N/A	N/A	N/A
6	Public Service Electric and Gas Company	OS		N/A	N/A	N/A
7	Southern Energy Trading and Marketing	OS		N/A	N/A	N/A
8	Williams Energy Services	OS		N/A	N/A	N/A
9	Reliant Energy Services	OS		N/A	N/A	N/A
10	Sithe, Inc.	OS		N/A	N/A	N/A
11	Amergen	OS		N/A	N/A	N/A
12	INTERCHANGE DELIVERED:					
13	GPU Energy companies	OS	40	N/A	N/A	N/A
14	PA, NJ, MD Power Agreement (PJM)	OS	7	N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
2,400		86,400		86,400	1
19,200		657,680		657,680	2
4,000		220,000		220,000	3
18,400		558,960		558,960	4
7,256		142,795		142,795	5
10,400	2,070	640,600		642,670	6
33,600		850,080		850,080	7
800		52,000		52,000	8
2,400	7,020	90,000	-640,459	-543,439	9
			-329,179	-329,179	10
			-839,487	-839,487	11
					12
566,508	5,291,223	14,696,174	33,645	20,021,042	13
1,449,699	1,047,789	45,287,936	2,392,991	48,728,716	14
5,475	152,034	168,629	75,140	395,803	
2,114,663	6,348,102	63,282,625	578,721	70,209,448	
2,120,138	6,500,136	63,451,254	653,861	70,605,251	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations)	Statistical Classification	FERC Rate Schedule or Tariff Number	Average Monthly Billing Demand (MW)	Actual Demand (MW)	
					Average Monthly NCP Demand	Average Monthly CP Demand
	(a)	(b)	(c)	(d)	(e)	(f)
1	Pennsylvania Power & Light	RQ		N/A	N/A	N/A
2	Philadelphia Electric Company	RQ		N/A	N/A	N/A
3	Pike County Power & Light	RQ		N/A	N/A	N/A
4						
5						
6	Borough of Goldsboro	RQ	1	0.447	0.447	1.399
7	Borough of Lewisberry	RQ	1	0.359	0.359	0.523
8	Borough of Royalton	RQ	1	0.298	0.298	0.981
9						
10						
11						
12	Unbilled Revenues			N/A	N/A	N/A
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
407		39,940		39,940	1
51		9,384		9,384	2
66		9,082		9,082	3
					4
					5
2,570	84,086	57,015	40,031	181,132	6
838	25,700	18,722	11,938	56,360	7
1,543	42,248	34,486	23,171	99,905	8
					9
					10
					11
			-38,790	-38,790	12
					13
					14
5,475	152,034	168,629	75,140	395,803	
2,114,663	6,348,102	63,282,625	578,721	70,209,448	
2,120,138	**6,500,136**	**63,451,254**	**653,861**	**70,605,251**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 310 Line No.: 1 Column: a

Represents power sold to other energy suppliers.
Page 310, Lines 1 through 9.

Schedule Page: 310 Line No.: 9 Column: j

GPU Energy companies receive credits for reactive power from the PJM (included on Line 14) and reimburse those companies which provide reactive power for GPU Energy service territories.
Page 310, Column j, Lines 9 through 11.

Schedule Page: 310 Line No.: 13 Column: a

GPU Energy companies include, in addition to the Respondent, Jersey Central Power & Light Company and Pennsylvania Electric Company, both of which are affiliates of the Respondent.

Schedule Page: 310 Line No.: 13 Column: j

Ancillary Services - FERC Order #888.

Schedule Page: 310 Line No.: 14 Column: a

Represents power sold through PJM.

Schedule Page: 310 Line No.: 14 Column: j

Ancillary Services - FERC Order #888.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	-6,013	1,737,765
5	(501) Fuel	1,107	64,872,063
6	(502) Steam Expenses	-3,743	1,754,206
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	-1,767	1,112,218
10	(506) Miscellaneous Steam Power Expenses	-722,803	13,611,177
11	(507) Rents	-6,926	24,300
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	-740,145	83,111,729
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	-12,252	853,501
16	(511) Maintenance of Structures	12,357	785,768
17	(512) Maintenance of Boiler Plant	-56,087	7,208,119
18	(513) Maintenance of Electric Plant	22,328	1,874,341
19	(514) Maintenance of Miscellaneous Steam Plant	15,134	1,128,392
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	-18,520	11,850,121
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	-758,665	94,961,850
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	-190,173	15,162,153
25	(518) Fuel	532,015	16,118,974
26	(519) Coolants and Water	1,481	427,687
27	(520) Steam Expenses	-51,366	10,029,765
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	-25	1,002,593
31	(524) Miscellaneous Nuclear Power Expenses	-15,388	6,790,014
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	276,544	49,531,186
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	3,747	3,008,975
36	(529) Maintenance of Structures	-22,109	668,035
37	(530) Maintenance of Reactor Plant Equipment	-213,558	4,291,690
38	(531) Maintenance of Electric Plant	-54,236	2,976,416
39	(532) Maintenance of Miscellaneous Nuclear Plant	33,710	693,749
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	-252,446	11,638,865
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	24,098	61,170,051
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	11,362	278,843
63	(547) Fuel	7,053	5,197,972
64	(548) Generation Expenses		1,414
65	(549) Miscellaneous Other Power Generation Expenses	429,922	594,242
66	(550) Rents		7
67	TOTAL Operation (Enter Total of lines 62 thru 66)	448,337	6,072,478
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	-47	21,772
70	(552) Maintenance of Structures		56,250
71	(553) Maintenance of Generating and Electric Plant	-428	452,552
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	4	27,401
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	-471	557,975
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	447,866	6,630,453
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	477,151,137	233,526,243
77	(556) System Control and Load Dispatching	3,357,123	2,876,301
78	(557) Other Expenses	1,305,215	-2,760,173
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	481,813,475	233,642,371
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	481,526,774	396,404,725
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	526,032	597,823
84	(561) Load Dispatching	1,508,110	1,132,130
85	(562) Station Expenses	50,726	56,395
86	(563) Overhead Lines Expenses	19,702	110
87	(564) Underground Lines Expenses		314
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses	-1,521,298	-16,432
90	(567) Rents	634,888	729,846
91	TOTAL Operation (Enter Total of lines 83 thru 90)	1,218,160	2,500,186
92	Maintenance		
93	(568) Maintenance Supervision and Engineering	145,495	44,718
94	(569) Maintenance of Structures	230,752	23,012
95	(570) Maintenance of Station Equipment	2,273,108	1,051,812
96	(571) Maintenance of Overhead Lines	1,188,502	1,679,747
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant	14,596	34,410
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	3,852,453	2,833,699
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	5,070,613	5,333,885
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	2,277,278	564,588

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	1,211,825	465,205
106	(582) Station Expenses	331,367	653,951
107	(583) Overhead Line Expenses	450,741	995,121
108	(584) Underground Line Expenses	892,715	1,077,274
109	(585) Street Lighting and Signal System Expenses	-105,842	46,560
110	(586) Meter Expenses	712,128	886,422
111	(587) Customer Installations Expenses	1,685,095	745,133
112	(588) Miscellaneous Expenses	7,141,303	11,869,467
113	(589) Rents	3,281,826	2,543,145
114	TOTAL Operation (Enter Total of lines 103 thru 113)	17,878,436	19,846,866
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	669,620	281,608
117	(591) Maintenance of Structures	52,626	147,625
118	(592) Maintenance of Station Equipment	1,630,193	1,503,284
119	(593) Maintenance of Overhead Lines	12,835,015	14,609,107
120	(594) Maintenance of Underground Lines	1,100,284	1,965,388
121	(595) Maintenance of Line Transformers	275,772	622,271
122	(596) Maintenance of Street Lighting and Signal Systems	840,706	428,705
123	(597) Maintenance of Meters	475,104	591,118
124	(598) Maintenance of Miscellaneous Distribution Plant	25,834	156,482
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	17,905,154	20,305,588
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	35,783,590	40,152,454
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	1,696,703	924,514
130	(902) Meter Reading Expenses	8,451,916	8,493,466
131	(903) Customer Records and Collection Expenses	7,950,744	10,056,717
132	(904) Uncollectible Accounts	18,511,000	7,096,083
133	(905) Miscellaneous Customer Accounts Expenses	209,420	139,097
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	36,819,783	26,709,877
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	3,103,599	551,835
138	(908) Customer Assistance Expenses	4,984,739	4,608,076
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses	590,328	1,008,664
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	8,678,666	6,168,575
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	84,711	-79,337
152	(921) Office Supplies and Expenses	3,026,807	3,656,122
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	37,704,045	58,220,994
156	(924) Property Insurance	-1,567,667	97,321
157	(925) Injuries and Damages	1,159,944	-45,066
158	(926) Employee Pensions and Benefits	1,748,292	2,587,154
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	171	
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	95,910	115,725
163	(930.2) Miscellaneous General Expenses	-44,678,810	742,787
164	(931) Rents	1,096,558	4,126,637
165	TOTAL Operation (Enter Total of lines 151 thru 164)	-1,330,039	69,422,337
166	Maintenance		
167	(935) Maintenance of General Plant	281,351	334,319
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	-1,048,688	69,756,656
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	566,830,738	544,526,172

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	/ /
2. Total Regular Full-Time Employees	0
3. Total Part-Time and Temporary Employees	0
4. Total Employees	0

Schedule Page: 320 Line No.: 169 Column: b

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, substantially all of Met-Ed's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1, 1999. For this purpose, GPU Service Inc. has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	York Haven Power Company	RQ				
2	Pennsylvania Power & Light	OS				
3	PECO Energy	OS				
4	West Penn Power Company	OS				
5	AEP Power Marketing	OS				
6	Allegheny Power System	OS				
7	Amergen	OS				
8	Constellation Power Source	OS				
9	DTE Co-Energy	OS				
10	Detroit Edison Co	OS				
11	Enron Power Marketing	OS	1			
12	Edison Mission	OS				
13	Koch Power Service	OS				
14	Merrill Lynch Capital Service	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
129,591				6,458,175		6,458,175	1
391				35,323		35,323	2
178				27,806		27,806	3
207				10,996		10,996	4
862,472				39,576,588		39,576,588	5
16,000				539,200		539,200	6
3,572,510				95,217,271		95,217,271	7
4,000				190,680		190,680	8
25,226				639,497		639,497	9
3,200				100,948		100,948	10
486,500				13,421,106		13,421,106	11
54,670				1,934,473		1,934,473	12
55,200				1,832,322		1,832,322	13
953,930				34,419,518		34,419,518	14
10,065,736			35,456,021	441,226,980	468,136	477,151,137	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Morgan Stanley	OS				
2	New York Power Authority	OS				
3	PG&E Trading Marketing	OS				
4	PECO Energy	OS		111	111	111
5	Pennsylvania Power & Light	OS				
6	Potomac Electric Co	OS				
7	Public Service Electric & Gas	OS		156	156	156
8	Rainbow Energy Marketing	OS				
9	Reliant Energy Service	OS				
10	Select Energy	OS				
11	Sithe	OS				
12	Southern Energy Trading and Marketing	OS				
13	Sempra	OS				
14	TXU Energy Trading	OS				
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
399,200				34,837,176		34,837,176	1
19,536			111,095	58,863		169,958	2
19,200				696,911		696,911	3
4,800			1,427,614	124,800		1,552,414	4
			1,138			1,138	5
800				97,600		97,600	6
169,600			1,831,412	7,772,107		9,603,519	7
500				24,650		24,650	8
247,450			18,612,894	13,871,536		32,484,430	9
393,530				10,990,466		10,990,466	10
			12,269,851	-1,394		12,268,457	11
52,000				1,777,680		1,777,680	12
8,000				160,000		160,000	13
16,000				624,000		624,000	14
10,065,736			35,456,021	441,226,980	468,136	477,151,137	

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Virginia Power	OS				
2	Williams Energy Services	OS				
3	P.H. Glatfelter Co.	OS				
4	York County Solid Waste	OS				
5	Lancaster County Solid Waste	OS				
6	Panther Creek Partners	OS				
7	Northhampton Generating	OS				
8	Lebanon Methane	OS				
9	City of Reading	OS				
10	Knouse Foods	OS				
11	Mason Dixon	OS				
12	Solar Turbines	OS				
13	Modern Landfill/Bio Energy Port	OS				
14	AES - NJ Cogen	OS				
	Total					

Name of Respondent Metropolitan Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
48,800				2,545,600		2,545,600	1
86,601				2,609,000		2,609,000	2
214,900				14,248,925		14,248,925	3
210,877				15,419,552		15,419,552	4
220,015				14,696,434		14,696,434	5
698,590				51,289,038		51,289,038	6
849,748				55,957,586		55,957,586	7
3,700				265,447		265,447	8
				-1,632		-1,632	9
765				17,017		17,017	10
450				11,013		11,013	11
				5,934		5,934	12
29,539				718,866		718,866	13
29				587		587	14
10,065,736			35,456,021	441,226,980	468,136	477,151,137	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Volume Load Reduction Program					
2	NUG Deferred Costs	OS				
3	PJM Interchange	OS				
4	GPU Energy Companies	OS				
5	Loss on Futures Contracts & Options					
6	Futures & Options Commission Expense					
7	Energy-Option Amortization Expense					
8	Capacity-Option Amortization Expense					
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
			664			664	1
					-8,317,829	-8,317,829	2
143,830			-67,667	8,526,634	8,382,124	16,841,091	3
63,201				1,926,043	402,162	2,328,205	4
					1,679	1,679	5
				233,363		233,363	6
				7,319,275		7,319,275	7
			1,269,020			1,269,020	8
							9
							10
							11
							12
							13
							14
10,065,736			35,456,021	441,226,980	468,136	477,151,137	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: a

The respsondent owns 100% of the issued and outstanding common stock of York Haven Power Company.

Schedule Page: 326 Line No.: 2 Column: a

Borderline customers, Lines 2 through 4.

Schedule Page: 326 Line No.: 5 Column: a

Represents power purchased from energy suppliers.
Page 326, Lines 5 through 14.
Page 326.1, Lines 1 through 14.
Page 326.2. Lines 1 through 2.

Schedule Page: 326.2 Line No.: 3 Column: a

Represents power purchased from non-utility generation (NUG).
Lines 3 through 14.

Schedule Page: 326.3 Line No.: 2 Column: l

Represents incremental NUG operating costs incurred above amounts reflected in current rates.

Schedule Page: 326.3 Line No.: 3 Column: a

Represents power purchased from PJM interconnections of nonutility generation from Pennsylvania Power & Light.

Schedule Page: 326.3 Line No.: 3 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 4 Column: a

GPU companies include, in addition to the respondent, Jersey Central Power & Light and Pennsylvania Electric Company, both of which are affiliates of the respondent.

Schedule Page: 326.3 Line No.: 4 Column: l

Ancillary services - FERC Order #888.

Schedule Page: 326.3 Line No.: 5 Column: l

Represents the loss derived from the liquidation of energy futures contracts.

Schedule Page: 326.3 Line No.: 6 Column: k

Represents commission expense on purchase options and futures contracts.

Schedule Page: 326.3 Line No.: 7 Column: k

Represents amortization of energy related purchase option expense.

Schedule Page: 326.3 Line No.: 8 Column: j

Represents amortization of capacity related purchase option expense.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Allegheny Electric Cooperative	New York Power Authority	Allegheny Electric Cooperative	LF
2	Allegheny Electric Cooperative	Pennsylvania Electric Company	Allegheny Electric Cooperative	LF
3	Allegheny Electric Cooperative	Susquehanna Steam Electric Sta.	Allegheny Electric Cooperative	LF
4	Borough of Kutztown	Pennsylvania Power & Light	Allegheny Electric Cooperative	LF
5	Jersey Central Power & Light	Metropolitan Edison Company	Jersey Central Power & Light	LF
6	Jersey Central Power & Light	N/A	N/A	LF
7	Pennsylvania Electric Company	Metropolitan Edison Company	Pennsylvania Electric Co.	LF
8	Pennsylvania Electric Company	N/A	N/A	LF
9	PJM - Network Integrated Transmission	PJM Network	PJM Network	
10	PJM - Other Transmission	Various	Various	OS
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
43	Various	Various		21,220	21,220	1
90	Various	Various		55,396	55,396	2
90	Various	Various		221,911	221,911	3
48	PP&L-Met-Ed Intercon	Kutztown Substation		50,484	50,484	4
40	Three Mile Island #1	Hosensack Substation				5
40	N/A	N/A				6
40	Three Mile Island #1	Juniata-Peach Bottom				7
40	N/A	N/A				8
	PJM Network	PJM Network				9
	Various	Various				10
						11
						12
						13
						14
						15
						16
						17
			0	349,011	349,011	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
205,705			205,705	1
758,394			758,394	2
1,653,347			1,653,347	3
239,386			239,386	4
		1,960,200	1,960,200	5
		1,916,950	1,916,950	6
		653,400	653,400	7
		1,616,844	1,616,844	8
12,080,697			12,080,697	9
2,002,695			2,002,695	10
				11
				12
				13
				14
				15
				16
				17
16,940,224	**0**	**6,147,394**	**23,087,618**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 328 Line No.: 2 Column: b

Pennsylvania Electric Company is an affiliated company.

Schedule Page: 328 Line No.: 5 Column: a

Jersey Central Power & Light Company is an affiliated company.

Schedule Page: 328 Line No.: 5 Column: c

Jersey Central Power & Light Company is an affiliated company.

Schedule Page: 328 Line No.: 5 Column: m

Investment Charges: Page 330, Lines 5 through 8.

Schedule Page: 328 Line No.: 6 Column: a

Jersey Central Power & Light Company is an affiliated company.

Schedule Page: 328 Line No.: 7 Column: a

Pennsylvania Electric Company is an affiliated company.

Schedule Page: 328 Line No.: 7 Column: c

Pennsylvania Electric Company is an affiliated company.

Schedule Page: 328 Line No.: 8 Column: a

Pennsylvania Electric Company is an affiliated company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Billing Order Write-Offs	54,393
7	Legal Settlement	-167,700
8	Bank Fees	46,595
9	Outside Director Costs	34,492
10	Phase II Restructuring Order	-44,579,738
11	Miscellaneous	-66,852
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	-44,678,810

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 335   Line No.: 10   Column: b

Net impact of Phase II electric restructuring order from the PA Public Utility Commission dated December 20, 2000.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant	14,777,545			14,777,545
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	4,294,694			4,294,694
8	Distribution Plant	25,302,159			25,302,159
9	General Plant	13,313,281	1,902,333		15,215,614
10	Common Plant-Electric				
11	TOTAL	57,687,679	1,902,333		59,590,012

B. Basis for Amortization Charges

FMIS	10.00%	$ 740,688
Enterprise	14.29%	$ 1,160,484
Risk Management	10.00%	$ 1,161

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	INTANGIBLES						
13	303 - FMIS	7,407				AMORTIZED	
14	303.3 Enterprise	8,154				AMORTIZED	
15	303.6 - Risk Managemet	23				AMORTIZED	
16	SUBTOTAL	15,584					
17							
18	TRANSMISSION						
19	350	26,500	89.29		1.12	SQ	69.50
20	352	5,271	42.19		2.37	R 3.0	35.60
21	353	87,094	48.31		2.07	R 2.0	30.40
22	354	36,795	60.98		1.64	R 3.0	29.00
23	355	31,414	50.00		2.00	R 1.5	33.70
24	356	42,042	55.25		1.81	R 2.0	30.50
25	356.1	5,578	81.97		1.22	SQ	51.80
26	359	657	59.52		1.68	SQ	37.30
27	SUBTOTAL	235,351					
28							
29	DISTRIBUTION						
30	360	28,096	50.51		1.98	O 1.0	37.30
31	361	9,979	35.21		2.84	S 5.0	31.60
32	362	116,848	51.02		1.96	R 2.0	32.40
33	364	218,671	56.18		1.78	R 0.5	41.70
34	365	164,340	47.85		2.09	R 0.5	35.20
35	365.1	22,999	65.79		1.52	O 1.0	52.80
36	366	27,251	61.73		1.62	R 3.0	44.30
37	367	90,088	44.84		2.23	R 1.5	35.40
38	368	187,773	35.84		2.79	S 0.5	23.90
39	369	40,297	48.08		2.08	R 2.0	33.80
40	369.1	82,739	36.10		2.77	R 0.5	28.10
41	370	54,071	28.74		3.48	S 1.0	20.70
42	371.1	2,666	21.41		4.67	O 1.0	16.90
43	371.2	412	23.26		4.30	SQ	18.50
44	371.23	277	14.06		7.11	SQ	8.60
45	373	7,540	34.72		2.88	L 0.5	16.90
46	SUBTOTAL	1,054,047					
47							
48	GENERAL						
49	389	18	53.76		1.86	O 1.0	31.70
50	390	77,996	31.85		3.14	S 0.5	23.90

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	391.1	17,706	17.01		5.88	AMORTIZED	
13	391.2	8,620	42.92		2.33	AMORTIZED	
14	391.3	14,126	3.00		33.33	AMORTIZED	
15	393	1,486	38.02		2.63	AMORTIZED	26.70
16	394	9,708	46.08		2.17	AMORTIZED	33.50
17	395	3,562	34.97		2.86	AMORTIZED	23.00
18	396	902	20.75		4.82	SQ	11.50
19	397	63,560	15.65		6.39	L 2.0	10.70
20	398	3,233	25.00		4.00	AMORTIZED	19.60
21	SUBTOTAL	200,917					
22							
23	Clearing Accounts						
24	390-Reprographics	2,077	31.85		3.14	S 0.5	23.90
25	391-Reprographics	981	42.92		42.92	AMORTIZED	
26	392-Trucks	16	7.55		13.25	L 3.0	0.50
27	392-Trailers	818	40.00		2.50	S 0.5	24.90
28	SUBTOTAL	3,892					
29							
30	TOTAL	1,509,791					
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(a) Miscellaneous Amortization-Account 425	
2	None	
3		
4		
5	(b) Miscellaneous Income Deductions - Account 426	
6	Donations - Account 426.1	
7	United Way	186,075
8	Community Services	318,665
9	Education Programs	4,300
10	Community Cornerstone Grants	31,250
11	Other	1,780
12	Utility Services Agencies	50,000
13		
14	Total 426.1	592,070
15		
16		
17	Life Insurance - Account 426.2	
18	Company-owned life insurance income	-420,150
19		
20	Total 426.2	-420,150
21		
22	Penalties - Account 426.3	
23	Tax Penalties - Reversal of 1999 FIT Accrual	-1,800,000
24		
25	Total 426.3	-1,800,000
26		
27	Expenditures for Certain Civic, Political, and	
28	Related Activities - Account 426.4	
29	Miscellaneous - various items	873,082
30		
31	Total 426.4	873,082
32		
33		
34	Other Deductions - Account 426.5	
35	Other Reg Asset - TMI 2 Decommissioning	7,956,108
36	Other Def. Credit - PV of Lease Obligation	1,297,000
37	GPUN Office	
38	Miscellaneous Various Items	8,941
39		
40	Total 426.5	9,262,049
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) – For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) – Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1		
2	(c) Interest on Debt to Associated Companies	
3	Account 430	
4	Met Ed Capital II LP	6,798,599
5		
6	Total 430	6,798,599
7		
8		
9	(d) Other Interest Expense - Account 431	
10	Customer Deposits	171,994
11	(Residential 4.89%, Commercial 6.00%)	
12	FIT Deficiency	447,007
13	DOE Nuclear Fuel Disposal Fee	
14	(5.525% - 6.257%)	2,026,407
15	Deferred Compensation	9,648
16	Middletown Buyout Amortization	612,211
17	Revolving Credit Agreement Fees	119,570
18	Merrill Creek Accretion (8.24%)	1,925,757
19	Interest on short-term debt	4,397,900
20		
21	Total 431	9,710,494
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	Federal Energy Regulatory Commission				
2					
3	Annual Assessment	75,621		75,621	
4					
5	Pennsylvania Public Utility Commission				
6					
7	Annual Assessment	1,305,793		1,305,793	
8					
9	Restructuring - Phase 2				
10	Docket #R-974008		38,346	38,346	
11					
12	Competitive Default Services				
13	Docket #R-974008		118,137	118,137	
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,381,414	156,483	1,537,897	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
							2
Electric	921	75,621					3
							4
							5
							6
Electric	408	1,305,793					7
							8
							9
Electric	923	38,346					10
							11
							12
Electric	923	118,137					13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		1,537,897					46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 350 Line No.: 5 Column: a

Amounts identified for individual cases do not include all costs incurred. Only incremental costs above a certain threshold are included.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production			
4	Transmission	718,632		
5	Distribution	3,151,296		
6	Customer Accounts			
7	Customer Service and Informational			
8	Sales			
9	Administrative and General	65,507		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	3,935,435		
11	Maintenance			
12	Production			
13	Transmission			
14	Distribution			
15	Administrative and General			
16	TOTAL Maint. (Total of lines 12 thru 15)			
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)			
19	Transmission (Enter Total of lines 4 and 13)	718,632		
20	Distribution (Enter Total of lines 5 and 14)	3,151,296		
21	Customer Accounts (Transcribe from line 6)			
22	Customer Service and Informational (Transcribe from line 7)			
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)	65,507		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	3,935,435		3,935,435
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	3,935,435		3,935,435
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant			
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)			
69	Plant Removal (By Utility Departments)			
70	Electric Plant			
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)			
74	Other Accounts (Specify):			
75				
76				
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts			
96	TOTAL SALARIES AND WAGES	3,935,435		3,935,435

Schedule Page: 354 Line No.: 96 Column: d

As a result of an expanded service company approach for which Securities and Exchange Commission approval is being sought, substantially all of Met-Ed's personnel, including the union personnel, were transferred to GPU Service Inc., effective January 1, 1999. For this purpose, GPU Service Inc. has created an Operations Division, which includes substantially all of the employees who were transferred to GPU Service Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)	Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY		21	DISPOSITION OF ENERGY	
2	Generation (Excluding Station Use):		22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	12,525,670
3	Steam				
4	Nuclear		23	Requirements Sales for Resale (See instruction 4, page 311.)	5,475
5	Hydro-Conventional				
6	Hydro-Pumped Storage		24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,114,663
7	Other				
8	Less Energy for Pumping		25	Energy Furnished Without Charge	-5,407,422
9	Net Generation (Enter Total of lines 3 through 8)		26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	
10	Purchases	10,065,736	27	Total Energy Losses	827,350
11	Power Exchanges:		28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	10,065,736
12	Received				
13	Delivered				
14	Net Exchanges (Line 12 minus line 13)				
15	Transmission For Other (Wheeling)				
16	Received	349,011			
17	Delivered	349,011			
18	Net Transmission for Other (Line 16 minus line 17)				
19	Transmission By Others Losses				
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	10,065,736			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	895,401	218,383	2,284	18	800
30	February	773,777	189,109	2,152	9	800
31	March	760,938	180,991	1,937	21	1900
32	April	597,242	123,092	1,863	13	800
33	May	673,750	120,316	2,232	9	1700
34	June	1,018,737	326,141	2,318	26	1700
35	July	959,288	235,031	2,301	31	1800
36	August	921,984	158,119	2,342	9	1700
37	September	864,173	204,698	2,137	1	1400
38	October	834,722	161,145	1,820	31	800
39	November	829,763	127,508	2,051	21	1900
40	December	935,961	70,130	2,230	20	2100
41	TOTAL	10,065,736	2,114,663			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 401 Line No.: 16 Column: b

Does not include Network Integrated Transmission Services MWH, which will be reported for Metropolitan Edison Company by PJM Interconnection in FERC Form 582. Lines 16 and 17, column b.

Schedule Page: 401 Line No.: 25 Column: b

Energy Furnished without Charge:

Represents Mwh included in Line 22, Sales to Ultimate Customers, that were delivered and billed to Shopping Customers. The providers of this energy are external suppliers.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Conemaugh	Hunterstown	500.00	500.00	S. Tower	1.52		1
2	Three Mile Island	Peach Bottom	500.00	500.00	S. Tower	18.35		1
3	Juniata	Three Mile Island	500.00	500.00	S. Tower	27.22		1
4	Juniata	Alburtis	500.00	500.00	S. Tower	61.27		1
5	Hunterstown	Conastone	500.00	500.00	S. Tower	0.45		1
6	Alburtis	Branchburg	500.00	500.00	S. Tower	5.03		1
7	Three Mile Island	Hosensack	500.00	500.00	S. Tower	74.64		1
8								
9	N. Hershey	Alburtis	230.00	230.00	S. Tower	5.80	62.77	1
10	N. Hershey	Hummelstown	230.00	230.00	S. Tower		6.44	1
11	Middletown Jct.	Hummelstown	230.00	230.00	S. Tower	6.79		1
12	Hosensack	N. Temple	230.00	230.00	S. Tower	23.13		1
13	Middletown Jct.	S. Lebanon	230.00	230.00	S. Tower	24.47		1
14	S. Lebanon	S. Reading	230.00	230.00	S. Tower	28.78	5.68	1
15	S. Reading	Hosensack	230.00	230.00	S. Tower	27.42		1
16	Portland	PA-NJ State Line	230.00	230.00	S. Tower	0.31		1
17	Portland	Martins Creek	230.00	230.00	S. Tower	4.44		1
18	Portland	PA-NJ State Line	230.00	230.00	S. Tower		0.31	1
19	PP & L 230 KV Line	Northwood	230.00	230.00	S. Tower	0.59		1
20	PP & L 230 KV Line	Northwood	230.00	230.00	S. Tower	0.18	0.41	1
21	Hosensack	PA-NJ State Line	230.00	230.00	S. Tower	20.60		1
22	Three Mile Island	Jackson	230.00	230.00	W. H. Frame	18.05		1
23	Jackson	Yorkanna	230.00	230.00	W. H. Frame	18.75		1
24	Jackson	Hunterstown	230.00	230.00	W. H. Frame	18.44		1
25	Yorkana	Brunner Island	230.00	230.00	W. H. Frame	12.59		1
26	N. Temple	S. Lebanon	230.00	230.00	S. Tower	37.05		1
27	Alburtis	Hosensack	230.00	230.00	S. Tower	0.15	6.47	1
28	Juniata	Dauphin	230.00	230.00	S. Tower	11.23		1
29	Dauphin	Hummelstown	230.00	230.00	S. Tower	13.72	1.17	1
30	Three Mile Island	Middletown Junction	230.00	230.00	S. Tower	1.44		1
31	Three Mile Island	Middletown Junction	230.00	230.00	S. Tower	1.53		1
32	Middletown Junction	N. Lebanon	230.00	230.00	S. Tower	24.51		1
33								
34								
35								
36					TOTAL	1,235.82	170.23	32

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
2493 ACAR	15,097	426,585	441,682					1
2493 ACAR	759,922	2,119,178	2,879,100					2
2493 ACAR	1,460,284	5,193,438	6,653,722					3
2493 ACAR	1,895,929	7,126,279	9,022,208					4
2493 ACAR	24,563	610,519	635,082					5
2493 ACAR	165,345	640,730	806,075					6
2493 ACAR	6,652,989	15,571,489	22,224,478					7
								8
1590 ACSR	516,431	3,007,278	3,523,709					9
1590 ACSR								10
1033.5 ACSR	295,118	566,095	861,213					11
1108.6 ACAR	528,600	1,962,039	2,490,639					12
1033.5 ACSR	677,360	3,573,428	4,250,788					13
1033.5 ACSR								14
795 ACSR	473,601	1,724,673	2,198,274					15
1590 ACSR	1,408	56,622	58,030					16
2493 ACAR	78,779	1,049,483	1,128,262					17
1590 ACSR		11,916	11,916					18
1033.5 ACSR	16,983	270,772	287,755					19
1033.5 ACSR								20
1590 ACSR	265,500	2,231,701	2,497,201					21
1033.5 ACSR	469,153	1,952,987	2,422,140					22
1590 ACSR	1,830,770	1,142,993	2,973,763					23
1590 ACSR	117,274	3,514,054	3,631,328					24
1590 ACSR	447,845	676,513	1,124,358					25
1590 ACSR	1,022,037	3,769,442	4,791,479					26
1590 ACSR		213,926	213,926					27
1033.5 ACSR	300,588	2,048,451	2,349,039					28
1033.5 ACSR								29
1033.5 ACSR	30,494	524,553	555,047					30
1033.5 ACSR		610,831	610,831					31
1590 ACSR	857,631	2,945,905	3,803,536					32
								33
								34
								35
	32,495,874	111,113,520	143,609,394	19,702	1,188,502		1,208,204	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Germantown	PA-MD State Line	138.00	138.00	W.H. Frame	2.73		1
2								
3			115.00			326.53	36.55	
4			69.00			389.85	44.21	
5			34.50			28.26	6.22	
6								
7	Account 563 and 571							
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	1,235.82	170.23	32

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
556.5 ACSR	21,815	76,058	97,873					1
								2
	5,830,709	19,595,383	25,426,092					3
	6,271,230	26,150,888	32,422,118					4
	1,468,419	1,749,311	3,217,730					5
								6
				19,702	1,188,502		1,208,204	7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	32,495,874	111,113,520	143,609,394	19,702	1,188,502		1,208,204	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Lyons, Richmond Township	T-U	67.00	13.80	
2			220.00	69.00	
3	N. Boyertown, Colebrookdale Township	T-U	220.00	69.00	
4	N. Temple, Muhlenberg Township	T-U	67.00	13.80	
5			13.20	4.80	
6			220.00	69.00	
7	S. Reading, Cumru Township	T-U-G	67.00	13.80	
8		T-U-G	220.00	69.00	
9					
10					
11	Titus, Cumru Township	T-A-G	66.00	13.20	
12	Adamstown, Brecknock Township	D-U	67.00	13.80	
13	Baldy, Maxatawny Township	D-U	67.00	13.80	
14	Barto, Washington Township	D-U	67.00	13.80	
15	Berkley, Ontelaunee Township	D-U	67.00	13.80	
16	Bern Church, Bern Township	D-U	67.00	13.80	
17	Bernville, Jefferson Township	D-U	67.00	13.80	
18	Birdsboro, Birdsboro Borough	D-U	67.00	13.80	
19			13.20	4.80	
20			67.00	13.80	
21	Birdsboro Corp., Birdsboro Borough	D-U	67.00	14.40	
22			66.00	13.80	13.20
23	Carsonia, Exeter Township	D-U	13.20	4.80	
24			13.80	4.80	
25			67.00	13.80	
26	County Line, Douglass Township	D-U	67.00	13.80	
27	East Topton, Topton Borough	D-U	67.00	13.80	
28	Flying Hills, Cumru Township	D-U	67.00	13.80	
29	Friedensburg, Oley Township	D-U	67.00	13.80	
30			13.20	4.60	
31	Glenside, City of Reading	D-U	67.00	13.80	
32	Kutztown Road, City of Reading	D-U	13.20	4.80	
33					
34					
35	Leesport, Ontelaunee Township	D-U	67.00	13.80	
36			69.00	34.50	
37	Lincoln Park, Wyomissing Borough	D-U	67.00	13.80	
38	Lorane, Exeter Township	D-U	67.00	13.80	
39	Lynnville, Lynn Township	D-U	67.00	13.80	
40	Moselem, Richmond Township	D-U	67.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1		Capacitor	1	18,000	1
112	1					2
84	1		Capacitor	1	18,000	3
45	2		Capacitors	3	34,800	4
3	1					5
448	2	1				6
56	2		Capacitors	2	9,600	7
448	2					8
						9
						10
		1				11
14	1		Capacitor	1	2,400	12
14	1		Capacitor	1	3,600	13
22	1					14
14	1					15
22	1		Capacitor	1	3,600	16
25	2					17
22	1		Capacitor	1	3,600	18
		1				19
28	1					20
9	1	1				21
10	1	1				22
3	1					23
9	2					24
43	2		Capacitor	1	2,700	25
22	1		Capacitors	2	6,000	26
28	2		Capacitors	2	3,600	27
28	2					28
14	1					29
4	3					30
36	2					31
14	2					32
						33
						34
14	1					35
20	1	1				36
28	2					37
42	2					38
25	2					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1					
2	Moss Street, City of Reading	D-U	13.20	4.80	
3					
4	Muhlenberg, Muhlenberg Township	D-U	67.00	13.80	
5			13.20	4.80	
6			13.20	4.60	
7	Outer Station, City of Reading	D-U	67.00	13.80	
8	Pine Lane, Amity Township	D-U	67.00	13.80	
9	Ringing Rocks, New Hanover Township	D-U	67.00	13.80	
10	Riverview, Muhlenberg Township	D-U	67.00	13.80	
11	Rosedale, Laureldale Borough	D-U	67.00	13.80	
12			13.20	4.60	
13			13.20	4.80	
14			66.00	13.20	
15	South Hamburg, Hamburg Borough	D-U	67.00	13.80	
16			66.00	13.20	
17			69.00	34.50	
18			67.00	13.80	
19			67.00	14.40	
20	Spring Valley, Muhlenberg Township	D-U	67.00	13.80	
21	West Boyertown, Boyertown Borough				
22	and Colebrookdale Township	D-U	67.00	13.80	
23			13.20	4.80	
24	West Reading, Cumru Township	D-U	67.00	13.80	
25			13.20	4.80	
26	Middletown, Middletown Borough	T-U	114.00	66.00	13.20
27	Middletown Jct., Londonderry Township	T-U	220.00	114.00	13.20
28			220.00	69.00	
29	North Hershey, E. Hanover Township	T-U	220.00	69.00	
30	North Lebanon, N. Lebanon Township	T-U	220.00	69.00	
31			67.00	13.80	
32	South Lebanon, S. Lebanon Township	T-U	220.00	69.00	
33			13.20	4.80	
34			67.00	13.80	
35	Three Mile Island, Londonderry Twp.	T-A-G	500.00	20.90	
36	Three Mile Island, Londonderry Twp.	T-U-G	500.00	230.00	13.80
37	Annville, Annville Township	D-U	67.00	13.80	
38			13.20	4.80	
39	Broad Street, City of Lebanon	D-U	67.00	13.80	
40	Campbelltown, S. Londonderry Twp.	D-U	67.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
14	2					2
						3
67	3		Capacitors	3	14,400	4
5	4					5
2	3					6
28						7
14	1		Capacitor	1	3,000	8
22	1					9
28	2					10
14	1		Capacitor	1	3,000	11
3	3					12
3	1					13
10	1	1				14
28	2		Capacitors	2	7,200	15
8	1					16
20	1					17
		1				18
		1				19
14	1		Capacitor	1	3,000	20
						21
45	2					22
4	1					23
84	3	1	Capacitors	3	15,600	24
4	1					25
67	3	1				26
234	3		Capacitors	2	27,000	27
84	1					28
112	1					29
84	1		Capacitors	2	6,000	30
28	1	1				31
224	2		Capacitors	2	9,000	32
4	2	1				33
56	2					34
		2				35
729	3					36
28	2		Capacitors	2	7,200	37
4	3					38
28	1		Capacitor	1	3,600	39
56	2	2	Capacitors	2	9,600	40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Cleona, Annville Township	D-U	67.00	13.80	
2			69.00	4.80	
3	Eighth Street, City of Lebanon	D-U	13.20	4.80	
4			13.20	4.60	
5	Fifth Ave. & Green St., City of Lebanon	D-U	13.20	4.80	
6			67.00	13.80	
7	Frystown, Bethel Township	D-U	67.00	13.80	
8	Grantville, E. Hanover Township	D-U	67.00	13.80	
9	Lickdale, Union Township	D-U	67.00	13.80	
10			67.00	13.80	
11	Myerstown, Myerstown Borough	D-U	67.00	13.80	
12			13.20	4.80	
13	Olmsted State Airport, L. Swatara Twp.	D-U	67.00	13.80	
14	Stouchsburg, Marion Township	D-U	67.00	13.80	
15	Swatara Hill, Londonderry Township	D-U	67.00	13.80	
16	Third & Green St., City of Lebanon	D-U	67.00	13.80	
17	Turf Club, E. Hanover Township	D-U	67.00	13.80	
18	West Lebanon, City of Lebanon	D-U	67.00	13.80	
19	Wood Street, Middletown Borough	D-U	67.00	13.80	
20	Hosensack, L. Milford Township	T-U	500.00	230.00	13.20
21			220.00	114.00	13.20
22	Northwood, Palmer Township	T-U	34.40	13.80	
23			220.00	115.00	13.20
24			33.00	4.80	
25			33.00	13.80	
26			230.00	36.20	
27	Portland, Upper Mt. Bethel Township	T-A-G	230.00	115.00	13.80
28	Belfast, Plainfield Township	D-U	114.00	33.00	13.20
29			114.00	33.00	
30			114.00	34.50	
31	Birchwood Lakes, Delaware Township	D-U	34.40	13.80	
32	Bushkill Falls, Lehman Township	D-U	34.40	13.80	
33	Clearfield, Bushkill Township	D-U	34.40	13.80	
34	Dock Street, City of Easton	D-U	33.00	4.80	
35	Foxhill, Smithfield Township	D-U	230.00	36.20	
36	Glendon, Glendon Borough	D-U	114.00	33.00	13.20
37			33.00	4.80	
38	Lafayette, City of Easton	D-U	33.00	4.80	
39	Nisky, Upper Nazareth Township	D-U	33.00	4.80	
40			33.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1		Capacitor	1	3,000	1
		1				2
5	3					3
6	3		Capacitors	2	4,200	4
3	1					5
22	1		Capacitor	1	3,600	6
22	1		Capacitors	2	6,000	7
14	1		Capacitors	2	4,800	8
22	1					9
22	1					10
34	2		Capacitors	3	9,000	11
6	2					12
22	1		Capacitor	1	3,000	13
11	1					14
18	2					15
28	1		Capacitor	1	3,600	16
14	1					17
28	1		Capacitor	1	3,600	18
14	1					19
		2				20
84	1					21
14	1					22
168	1		Capacitor	1	9,000	23
		1				24
		1				25
250	2					26
220	1					27
		1				28
33	1					29
56	1					30
28	1					31
14	1					32
14	1					33
12	2		Capacitor	1	1,800	34
64						35
60	6		Capacitors	2	16,200	36
4	1	5				37
14	2					38
6	2					39
6	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	North Bangor, U. Mt. Bethel Township	D-U	115.00	36.20	
2	Palmer, Palmer Township	D-U	33.00	4.80	
3			33.00	13.80	
4	Stroudsburg, E. Stroudsburg Borough	D-U	33.00	4.80	
5			33.00	13.80	
6			34.40	13.20	
7	Wind Gap, Wind Gap Borough	D-U	33.00	4.80	
8			34.40	13.80	
9	Shawnee, M. Smithfield Township	D-U-G	230.00	36.20	
10			33.00	4.80	
11	Germantown, Mt. Joy Township	T-U	132.00	117.00	13.80
12			114.00	13.80	
13	Jackson. Jackson Township	T-U	114.00	69.00	
14			114.00	13.80	
15			229.80	115.00	13.30
16			220.00	114.00	13.20
17	Yoe, Windsor Township	T-U	114.00	13.80	
18	Yorkana, Lower Windsor Township	T-U	220.00	114.00	13.20
19			114.00	13.80	
20			230.00	114.00	13.20
21	Smith Street, City of York	T-A	114.00	66.00	13.20
22			13.20	4.80	
23			114.00	13.80	
24			67.00	14.40	
25			67.00	13.80	
26			66.00	13.80	
27	Hunterstown, Straban Township	T-U-G	500.00	230.00	13.80
28			230.00	114.00	13.20
29	Caterpiller Tractor Co.	T-U-G			
30	PH Glatfelter	T-U-G			
31					
32	Allen, Monroe Township	D-U	114.00	13.80	
33	Bair, West Manchester Township	D-U	114.00	13.80	
34	Cly, Newberry Township	D-U	114.00	13.80	
35			13.20	4.80	
36	Crossroads, Crossroads Borough	D-U	114.00	13.80	
37	Dillsburg, Carroll Township	D-U	114.00	13.80	
38	Fairview, West Manheim Township	D-U	114.00	13.80	
39			114.00	13.80	
40	Gardners, Tyrone Township	D-U	114.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
100	2		Capacitor	1	4,500	1
5	1					2
14	1					3
5	1					4
7	1					5
7	1					6
4	1					7
14	1					8
128	2					9
		1				10
100	1					11
22	1					12
56	1					13
23	1		Capacitors	5	33,000	14
168	1	1				15
168	1					16
22	1		Capacitor		3,000	17
159	2		Capacitor	1	9,000	18
23	1					19
224	1					20
75	4		Capacitors	8	38,400	21
10	1	3				22
106	2	1				23
		2				24
		6				25
		2				26
729	1					27
224	1					28
						29
						30
						31
22	1		Capacitor	1	3,000	32
28	1		Capacitor	1	3,600	33
22	1		Capacitor	1	3,000	34
4	1					35
28	1		Capacitor	1	3,600	36
22	1	1	Capacitors	2	6,000	37
23	1		Capacitor	1	3,000	38
28	1					39
51	2		Capacitors	2	7,200	40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Gitts Run, Penn Township	D-U	114.00	13.80	
2	Glades, Springettsbury Township	D-U	114.00	13.80	
3	Grantley Street, Spring Garden Township	D-U	13.20	4.60	
4			67.00	14.40	
5			67.00	13.80	
6	Hanover City, Hanover Borough	D-U	13.20	4.80	
7	Hill, Shrewsbury Township	D-U	114.00	13.80	
8	Hokes, West Manchester Township	D-U	67.00	14.40	
9			67.00	13.80	
10			13.20	4.80	
11	Lincoln, Straban Township	D-U	114.00	13.80	
12	Menges Mills, Jackson Township	D-U	114.00	13.80	
13	Mt. Rose, Spring Garden Township	D-U	114.00	13.80	
14					
15					
16			13.20	4.80	
17	Newberry, Newberry Township	D-U	114.00	13.80	
18			114.00	13.80	
19	North Hanover, Conewago Township	D-U	114.00	13.80	
20			114.00	13.80	66.00
21			13.20	4.80	
22					
23	Oxford, Mt. Pleasant Township	D-U	114.00	13.80	
24	Park Avenue, City of York	D-U	13.20	4.60	
25			13.20	4.80	
26	Pleasureville, Springettsbury Township	D-U	13.20	4.80	
27			114.00	13.80	
28			114.00	4.80	
29	Queen Street, York Township	D-U	114.00	13.80	
30	Roundtop, Warrington Township	D-U	115.00	13.80	
31			114.00	13.80	
32	Straban, Straban Township	D-U	114.00	13.80	
33	Taxville, West Manchester Township	D-U	114.00	13.80	4.80
34			114.00	13.80	
35			13.20	4.80	
36	Violet Hill, Spring Garden Township	D-U	66.00	13.20	
37	Violet Hill		114.00	69.00	
38	Violet Hill		114.00	13.80	
39			13.20	4.60	
40	Westgate, City of York	D-U	114.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
56	2		Capacitors	2	8,400	1
28	1		Capacitor	1	3,600	2
8	3					3
13	1		Capacitors	2	6,000	4
14	1					5
13	2		Capacitors	2	5,400	6
50	2		Capacitors	2	6,600	7
25	2		Capacitors	2	7,200	8
28	2					9
8	2					10
45	2		Capacitors	3	9,000	11
22	1		Capacitor	1	3,000	12
28	1	1	Capacitor	1	3,600	13
						14
						15
5	1					16
22	1		Capacitor	1	3,000	17
28	1					18
52	5					19
63	2		Capacitors	2	12,600	20
3	1					21
						22
22	1					23
6	3					24
5	1		Capacitors	2	9,000	25
3	1					26
56	2	1				27
13	1		Capacitors	2	9,000	28
28	1		Capacitor	1	3,600	29
22	1		Capacitor	1	3,000	30
23	1					31
28	1					32
22	1					33
28						34
3	1					35
38	2		Capacitors	2	6,000	36
75	1					37
28	1					38
6	3	1				39
28	1		Capacitor	1	3,600	40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	West Hellam, Hellam Township	D-U	114.00	13.80	
2	West York, West York Borough	D-U	13.20	4.80	
3	Whiteford, Springettsbury Township	D-U	114.00	13.80	
4	Windsor, Windsor Township	D-U	67.00	13.80	
5			13.20	4.60	
6			114.00	13.80	
7	Zions View, E. Manchester Township	D-U	114.00	13.80	
8	Hamilton City, Hamilton Township	D-U-G	114.00	13.80	
9			114.00	13.80	
10	Mountain, South Middletown Township	D-U-G	114.00	13.80	
11	Orrtanna, Highland Township	D-U-G	114.00	13.80	
12	Tolna, Hopewell Township	D-U-G	114.00	13.80	
13			114.00	13.80	
14	Less than 10,000 KVA	D-U			
15					
16					
17					
18	229 Substations				
19		T-U			
20		T-A			
21		T-A-G			
22		T-U-G			
23		D-U			
24		D-U-G			
25		< 10,000 KVA			
26		TOTAL SYSTEM			
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
28	1		Capacitor	1	3,600	1
11	2					2
28	1					3
		2				4
3	3					5
56	2		Capacitors	2	7,200	6
50	1		Capacitor	1	3,000	7
22	1					8
28	1					9
50	2		Capacitors	2	7,200	10
28	1					11
23	1		Capacitor	1	3,000	12
28	1					13
417	182	5	Capacitors	7	28,200	14
						15
						16
						17
9579	457	54		122	554,400	18
3080						19
191						20
220						21
2186						22
3178						23
307						24
417						25
9579						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report	Year of Report
Metropolitan Edison Company	(1) X An Original (2) A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 426.1 Line No.: 35 Column: a

Bank Capacity represents respondent's 50% ownership.

BLANK PAGE

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	516,174	154,252	5,924
2	Additions During Year			
3	Purchases	20,930	6,034	317
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	20,930	6,034	317
6	Reductions During Year			
7	Retirements	12,499	1,240	51
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	12,499	1,240	51
10	Number at End of Year (Lines 1 + 5 - 9)	524,605	159,046	6,190
11	In Stock			
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use	524,605	159,046	6,190
15	In Company's Use			
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	524,605	159,046	6,190

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 429 Line No.: 3 Column: b

Represents watt-hour meters and line transformers installed during the year. Meters and transformers, at time cf purchase, are included in the inventory account of GPU Service Company, an associated company. At time of installation, the equipment is transferred/sold to Met-Ed.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost	CHANGES DURING YEAR			Balance at End of Year	Actual Cost
		Additions	Retirements	Adjustments		
	(a)	(b)	(c)	(d)	(e)	(f)
1	Air Pollution Control Facilities					
2	Water Pollution Control Facilities				5,051,464	5,051,464
3	Solid Waste Disposal Costs				102,825	102,825
4	Noise Abatement Equipment	53,338			53,338	53,338
5	Esthetic Costs				36,211	36,211
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	53,338			5,243,838	5,243,838
9	Construction Work in Progress					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	213,911	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	77,721	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	291,632	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Metropolitan Edison Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2000

FOOTNOTE DATA

Schedule Page: 431 Line No.: 11 Column: b

The estimates reported in column (b) are based on the following:

Line 1 is based on year-end environmental plant balances multiplied by applicable depreciation accrual rates.

Line 2 is based on ratio of environmental capital expenditures, as related to total capital expenditures multiplied by applicable FERC expense accounts.

INDEX

Schedule	Page No.

INDEX (continued)

ANNUAL REPORT

OF

METROPOLITAN EDISON COMPANY AND SUBSIDIARY

(Exact Name Of Respondent As Shown On Charter)

2800 Pottsville Pike, Reading, Pennsylvania 19605

(Principal Business Office Address of Respondent)

TO THE

PENNSYLVANIA PUBLIC UTILITY COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2000

P. R. Chatman	Assistant Comptroller Metropolitan Edison Company
(Officer having custody of general books of account)	(Title)

310 Madison Avenue, Morristown, New Jersey 07962

(Address of office where general books of accounts are kept)

(973) 401-8236

(Telephone Number)

NOTICE TO THE ACCOUNTING OFFICER OF THE UTILITY RECEIVING THIS REPORT FORM

ACTING UNDER THE AUTHORITY VESTED IN IT BY SECTION 504, OF THE PUBLIC UTILITY CODE 66, PA C.S., THE PENNSYLVANIA PUBLIC UTILITY COMMISSION HAS APPROVED THIS ANNUAL REPORT FORM AS THAT ON WHICH YOUR COMPANY SHALL REPORT ANNUALLY TO THE COMMISSION.

EXCERPTS FROM THE PUBLIC UTILITY CODE APPROVED JULY 1, 1978

SECTION 504:

Reports by Public Utilities.--The Commission may require any public utility to file periodical reports, at such times, and in such form, and of such content, as the Commission may prescribe ***. All reports shall be under oath or affirmation when required by the Commission.

SECTION 501:

(c) Compliance.--Every public utility, its officers, agents and employes, and every other person or corporation subject to the provision of this part affected by or subject to any regulations or orders of the Commission or of any Court made, issued, or entered under the provisions of this part, shall observe, obey, and comply with such regulations or orders, and the terms and conditions thereof.

SECTION 3301:

Civil Penalties for Violations by Public Utilities.--(a) General Rule. If any public utility shall *** violate any of the provisions of this part; or shall do any matter or thing herein prohibited; or shall fail, omit, neglect, or refuse to perform any duty enjoined upon it by this part, or shall fail, omit, neglect, or refuse to obey, observe, and comply with any regulation or final direction, requirement, determination or order made by the Commission *** such public utility *** for such violation, omission, failure, neglect or refusal shall forfeit and pay to the Commonwealth of Pennsylvania a sum not exceeding One Thousand Dollars; to be recovered by an Action of Assumpsit instituted in the name of the Commonwealth of Pennsylvania in the Commonwealth Court. In construing and enforcing the provisions of this section, the violation, omission, failure, neglect or refusal of any officer, agent or employe acting for or employed by any such public utility, person or corporation shall, in every case be deemed to be the violation, omission, failure, neglect, or refusal of such public utility, person or corporation.

(b) Continuing Offenses.--Each and every day's continuance in the violation of any regulation or final direction, requirement, determination or order of the Commission *** shall be a separate and distinct offense.

SECTION 3302:

Penalties for Violations by Officers, Agents or Employes.--Any person (whether or not an officer, agent, or employe, of any public utility) or any corporation, who or which shall knowingly fail, omit, neglect, or refuse to obey, observe, and comply with any regulation or final order, direction, or requirement of the Commission *** or who shall knowingly procure, aid, or abet any such violation, omission, failure, neglect, or refusal, shall be guilty of a misdemeanor, and upon conviction thereof, shall be sentenced to pay the costs of prosecution and a fine of not more than Five Thousand Dollars, or undergo imprisonment for not less than one month nor more than one year, or both, at the discretion of the court; and upon conviction of any subsequent offense shall be sentenced to pay the costs of prosecution and a fine of not more than Ten Thousand Dollars, or undergo imprisonment for not less than three months nor more than two years, or both, at the discretion of the court.

GENERAL INSTRUCTIONS

1. The word "respondent", wherever used in this report, means the person, firm, association or corporation in whose behalf the report is made.

2. The respondent shall make its annual report on this form in duplicate and file the original, duly verified, with the Commission not later than March thirty-first of the year immediately following the reporting year. The remaining copy of the report is for respondent's files. Additional copies shall be filed if required by the Commission.

3. This form of annual report is prepared in conformity with the uniform systems of accounts prescribed by this Commission and all accounting words and phrases are to be interpreted in accordance with the said systems of accounts.

4. The spaces provided in this report are designed to be filled in on a typewriter having elite size type, and such a typewriter shall be used where available.

5. All entries shall be made in permanent ink. Reports made out with pencil, in hectigraph impression, or by other means which does not result in a permanent record will not be accepted.

6. Entries of a contrary or opposite character (such as decreases reported in a column providing for both increases and decreases) shall be shown in red ink, or in black if followed by the symbol "R".

7. Instructions should be carefully observed. Each question should be answered fully and accurately, whether or not it has been answered in a previous annual report, so that this annual report will, in all particulars, be complete in itself. Reference to returns of previous years or to other reports shall not be made in lieu of required entries, except as otherwise specifically authorized.

8. Where the word "none" truly and completely states the fact, it should be given to any particular inquiry. Dates, where called for shall include the day, month and year. Customary abbreviations may be used in stating dates.

9. If any schedule does not apply to the respondent, such fact shall be shown on the schedule by the words "not applicable".

10. Wherever schedules call for figures of a previous year, the figures reported must be consistent with those shown by the annual report of the previous year, or an appropriate explanation given of any differences.

11. Additional statements inserted for the purpose of further explanation of accounts or schedules should be made on durable paper conforming to this form in size and width of margin, such inserts to be securely bound in the report. All inserts shall bear the schedule numbers and titles of the schedules to which the inserts pertain. Additional schedule forms will be furnished on request.

12. If the respondent makes a report for a period other than a calendar year, the beginning and end of the period covered must be clearly stated throughout the report in the spaces provided therefore.

13. The respondent shall file with this report a copy of its latest printed annual report to stockholders. If its annual reports to stockholders are not printed, that fact should be stated at the bottom of this page.

14. Omit cents in schedules so marked and adjust items to reconcile with totals. Detailed schedules should agree with summary schedules.

Name of Respondent:	This Report is:	Year of Report:
Metropolitan Edison Company	An Original	December 31, 2000

List of Schedules - General:
Reference is made to the List of Schedules, pages 2, 3 and 4, contained in Metropolitan Edison Company's FERC Form 1, which List of Schedules and FERC Form 1 are included in their entirety, in the preceding section of this Report.

List of PaPUC Schedules:
The following PaPUC schedules are provided in the following section:

100 GENERAL INFORMATION

1. Name of State under the laws of which respondent is incorporated and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and date organized.
2. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.
3. State the classes of utility and other services furnished by respondent during the year in each state in which the respondent operated.

1. Commonwealth of Pennsylvania; July 24, 1922

2. Not applicable

3. Electric Services - Commonwealth of Pennsylvania

101 CONTROL OVER RESPONDENT

If any corporation, business trust, or similar organization held control over the respondent at the end of the year, state name of the controlling corporation or organization, manner in which control was held and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiaries for whom the trust was maintained, and purpose of the trust. Give particulars as to any change during the year in control over respondent.

GPU Inc., parent company, owns 100% of the issued and outstanding common stock of the respondent.

308 COAL RECEIVED DURING YEAR

1. Give below the details called for concerning coal received by respondent during the year.

2. Minor purchases from non-affiliated interests may be grouped by kinds of coal received.

	Received from (a)	Kind of Coal (b)	Quantity (Tons - 2,000 lbs.) (c)	Base Cost (d)	Freight (e)	Total Cost (f)	Cost per ton (g)
1	Mines of Respondent or Affiliated Interests:						
2		NONE					
3							
4							
5	Total						
6	Non - Affiliated Interests (Specify):						
7							
8							
9							
10							
11							
12	Total						
13	Grand Total						

309 COAL MINED BY RESPONDENT OR AFFILIATED INTERESTS

1. Set forth below the details called for concerning all coal mined during the year by Respondent or by Affiliated Interests, from which respondent received coal during the year as set forth on lines 2 to 5.

2. Specify in columns (b) to (g) the name of the mine or affiliated interest in the same order entered in the preceding schedule.

	Item (a)	(b)	(c)	(d)	(e)	(f)	(g)
1	Tons (2,000 lbs) Mined During Year						
2	Operating Costs:	NONE					
3	Operation						
4	Royalties						
5	Depreciation						
6	Depletion						
7	Taxes						
8	Total						
9	Other Costs (Specify):						
10							
11							
12	Total						
13	Grand Total						
14	Average Cost Per Ton Mined						

310 GENERATING STATION STATISTICS

1. If any plant is leased, operated under a license from the Federal Power Commission, or operated as a joint facility, indicate such facts by the use of asterisks and footnotes.
2. Specify if total plant capacity is reported in kva instead of kilowatts as called for on line 5.
3. If peak demand for 60 minutes is not available, give that which is available, specifying period.
4. If a group of employees attends more than one generating station, report on line 11 the approximate average number of employees assignable to each station.

	Item (a)	Plant (b)	Plant (c)	Plant (d)	Plant (e)
1	Kind of plant (steam, hydro, int. comb., gas turbine)				
2	Type of plant construction (conventional, outdoor boiler, full outdoor, etc.)				
3	Year originally constructed				
4	Year last unit was installed				
5	Total installed capacity (maximum generator name plate rating in kw)	**See pages 402-403 of Metropolitan Edison Company's 2000 FERC Form 1. Also see page 406 of York Haven Power Company's 2000 FERC Form 1 .**			
6	Net peak demand on plant-kilowatts (60 min.)				
7	Plant hours connected to load				
8	Net continuous plant capability, kilowatts:				
9	(a) When not limited by condenser water				
10	(b) When limited by condenser water				
11	Average number of employees				
12	Net generation, exclusive of station use				
13	Cost of plant (omit cents):				
14	Land and land rights				
15	Structures and improvements				
16	Reservoirs, dams and waterways				
17	Equipment costs				
18	Roads, railroads, and bridges				
19	Total Cost				
20	Cost per kw of installed capacity				
21	Production expenses:				
22	Operation supervision and engineering				
23	Station labor				
24	Fuel				
25	Supplies and expenses, including water				
26	Maintenance				
27	Rents				
28	Steam from other sources				
29	Steam transferred - Credit				
30	Total production expenses				
31	Expenses per net KWH (5 places)				
32	Fuel: kind				
33	Unit - (Coal - Tons) (Oil - Barrel - 42 gal.) (Gas - M. cu. ft.) (Nuclear - Indicate)				
34	Quantity - Unit of fuel consumed				
35	Average B.T.U. per unit of fuel:				
36	Average cost of fuel per unit - F.O.B. plant				
37	Average cost of fuel per unit consumed				
38	Average cost of fuel consumed per million B.T.U.				
39	Average cost of fuel per Kwh net gen.				
40	Average B.T.U. per KWH net generation				

311 NUCLEAR POWER GENERATING STATIONS

Report for each nuclear power generating station. (a) a brief explanatory statement concerning accounting for the cost of power generated including any attribution of excess costs to research and development expenses; (b) a brief explanation of the fuel accounting specifying the accounting methods and types of cost units used with respect to the various components of the fuel cost, and (c) such additional information as may be informative concerning the type of plant, kind of fuel used, and other physical and operating characteristics of the plant.

See Notes to Financial Statements beginning on page 123 of Metropolitan Edison Company's 2000 FERC Form 1.

312 TRANSMISSION LINES

1. Report below each transmission line of 110,000 V. and over, and group those under 110,000 on line 1.
2. The type of supporting structure reported in column (d) shall indicate whether (1) single pole, wood or steel, (2) H-frame, wood or steel poles, (3) tower, or (4) underground construction. If a transmission line has more than one type of supporting structure indicate the mileage of each type of construction by the use of brackets and extra lines in the schedule. Minor portions of a transmission line of a different type of consruction need not be distinguished from the remainder of the line.
3. Report in columns (e) and (f) the total pole miles of each transmission line. It is intended that column (e) shall show the pole miles of line on structures the cost of which is reported for the line designated, and conversely, that column (f) shall show the pole miles of the line on structures the cost of which is reported for another line. Pole miles of line leased or partly owned structures shall be reported in column (f) with appropriate designation and footnote explaining the basis of such occupancy.
4. Designate any transmission line or portion of a transmission line held under any title other than full ownership and in a footnote state name of owner or co-owner, the nature of the respondents's title, and per cent ownership, if jointly owned.
5. Transmission line structures which also support a line of lower voltage shall be included with the line of higher voltage. Designate if such is not the case with respect to any transmission line reported in this schedule. Transmission line structures which also support a line of the same voltage shall be included with the line most appropriate. The pole miles of such structures for the line in which included shall be reported in column (e) and for the other line in column (f).

	LINE DESIGNATION		Voltage	Type of Supporting Structure	LENGTH (POLE MILES)		Number of Circuits	Wires Per Circuit
	From (a)	To (b)	(c)	(d)	On Sturctures of Line Designated (e)	On Structures of Another Line (f)	(g)	(h)
1								
2								
3	See page 422 of Metropolitan Edison Company's							
4	2000 FERC Form 1.							
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								

313 DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.

2. Watt-hour demand distribution meters should be included below but external demand meters should not be included.

Line No.	Item (a)	Number of watt-hour meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (kva) (d)
1	Number at beginning of year			
2	Additions during year			
3	Purchases			
4	Associated with utility plant acquired			
5	Total additions			
6	Reductions during year			
7	Retirements			
8	Associated with utility plant sold			
9	Total reductions			
10	Number at end of year			
11	In stock			
12	Locked meters on customers' premises			
13	Inactive transformers on system			
14	In customers' use			
15	In company's use			
16	Total End of Year (as above)			

See page 429 of Metropolitan Edison Company's 2000 FERC Form 1.

314 LOAD STATISTICS DURING HOUR OF PEAK SALES TO ULTIMATE CUSTOMERS DURING YEAR

1. As used herein, the term "firm" power means power which one company undertakes to deliver to another as and when called for, including reserve capacity which the receiving company is committed to pay for whether or not deliveries are made.
2. In completing Section I., generating stations having capacities of less than 1,000 KW may be grouped by kinds, indicating the number of stations included in each grouping.
3. Column (c) under Sections II and III shall designate the kinds of power (such as firm, reserve, economy, dump, etc.) received or delivered during the peak hour. Separate entries shall be made for each kind of power received from each vendor or delivered to each vendor during the peak hour.
4. Column (d) shall show, as appropriate, the reliable production capacities of all generating stations owned and operated by respondent, the maximum kilowatts of firm power procurable by respondent, during the hour of peak sales, under all purchase and interchange contracts, and the maximum kilowatts of firm power deliverable by respondent, during the hour of peak sales, under all sales for resale and interchange contracts regardless of whether or not such stations or contracts constituted a part of the supply or distribution of power during the peak hour. If quantities of firm or reserve power are unlimited under a contract, state the maximum one-hour delivery or receipt thereunder during the past two years.
5. Designate affiliated interests under Sections II and III by an asterisk following the name of the company.

HOUR OF PEAK SALES TO ULTIMATE CUSTOMERS DURING YEAR

Date:August 9, 2000 Day of week:Wednesday Hour: From: 4:00 p.m. To: 5:00 p.m.

	Particulars (a)	Kind of Station (Steam, Hydro, etc.) (b)	Name Plate Capacity of Stations (c)	Available Capacities (See Instr. 4) (d)	Megawatts (e)
1	I. Generation (By stations):				
2	Portland	Steam	426,700	401,000	0
3	Titus	Steam	225,000	243,000	0
4	Conemaugh	Steam	307,900	280,000	0
5	York Haven	Hydro	19,600	19,000	6
6	Portland	Comb. Turbine	37,600	35,000	0
7	Titus	Comb. Turbine	35,600	31,000	0
8	Hunterstown	Comb. Turbine	58,800	60,000	0
9	Orrtanna	Comb. Turbine	19,600	20,000	0
10	Hamilton	Comb. Turbine	19,600	20,000	0
11	Tolna	Comb. Turbine	53,200	40,000	0
12	Mountain	Comb. Turbine	53,200	40,000	0
13	Shawnee	Comb. Turbine	19,600	20,000	0
14	Conemaugh	Diesel	1,800	2,000	0
15	Three Mile Island -1	Nuclear	436,000	393,000	0
16	Portland Unit-5	Comb. Turbine	152,000	134,000	0
17	Total - Generation		1,866,200	1,738,000	6
18	II. Purchase and Interchange Receipts:		(Kind of Power)		
19	Jersey Central		Interchange		30
20	Pennsylvania Electric		Interchange		310
21	Cogeneration		Purchased		273
22	Pennsylvania Power and Light Co.		Interchange		765
23	Potomac Edison		Interchange		5
24	Pennsylvania Electric		IA Load Adj		52
25	Total - Purchase and Interchange Receipts				1,435
26	Total - Generation, Purchase and Interchange Receipts			1,738,000	1,441
27	III. Sales for Resale and Interchange Deliveries:		(Kind of Power)		
28	Pennsylvania Power and Light Co.		Interch	Not Available	299.0
29	Philadelphia Electric Co.		Firm	Not Available	Not Available
30	Pike County Light and Power Co.		Firm	Not Available	Not Available
31	Boro of Goldsboro		Firm	Not Available	0.9
32	Boro of Lewisberry		Firm	Not Available	0.4
33	Boro of Middletown		Firm	Not Available	14.0
34	Boro of Royalton		Firm	Not Available	0.8
35	Jersey Central		Firm	Not Available	175.0
36	Pennsylvania Electric		Interch	Not Available	13.0
37	Total - Sales for Resale and Interchange Deliveries				503.1
38	Balance Available for Sales to Ultimate Customers				

PEAK-HOUR SALES TO ULTIMATE CUSTOMERS DURING LIFETIME OF RESPONDENT

315 GENERATING STATION STATISTICS - JOINTLY OWNED OR OPERATED

1. If power was obtained by respondent during the year from a generating station operated by another entity solely for the benefit of respondent or for the mutual benefit of respondent and others, give below the information called for with respect to each such station.
2. Set forth in a footnote a brief description of the terms and conditions under which the station is operated, giving the name of the operating intermediary, if any, and the names of the mutual beneficiaries under the arrangement.
3. If any costs of operating a station, absorbed by respondent during the year were charged to accounts other than 555, Purchased Power, attach hereto a statement showing the complete accounting distribution of all costs absorbed by respondent, including any revenue or income derived by respondent, incident to the station operation.

	Item (a)	(b)
1	Kind of station (steam, hydro, etc.)	Run-of-River
2	Location	
3	Year station originally constructed	1,903
4	Number of Units	
5	Year last unit installed	1,930
6	Installed Generating Capacity - KW	
7	Owned by respondent	19.60
8	Owned by affiliated interest	
9	Owned by others	
10	Total	19.60
11	Maximum demand on station during year:	
12	By respondent	22
13	By others	
14	Total	22
15	Plant hours connected to load of respondent	8,774
16	Net Generation (excluding station use)	129,591
17	Original cost of plant (omit cents):	
18	Owned by respondent	25,868,206
19	Owned by affiliated interest	
20	Owned by others	
21	Total	25,868,206
22	Cost per KW of installed capacity	1,319.8064
23	Generating Costs	
24	Operating costs	68,507
25	Fuel	
26	Other operating costs	957,032
27	Maintenance	836,573
28	Other	
29	Total	1,862,112

	Item (a)	(b)
30	Fixed costs (State amounts and percentages)	
31	Interest or return on investment	
32	Depreciation	
33	Interest on working capital	
34	Other fixed costs	
35	Total	
36	Total Cost of Generation	
37	Fuel	
38	Kind	
39	Unit (Ton - 2000 lbs; gal.; M. Cu. Ft.; etc.)	
40	Average BTU per unit	
41	Quantity (Units) of fuel consumed	
42	Average cost per unit of fuel consumed	
43	Average cost per million BTU	
44	Fuel cost per net kwh generated	
45	Average BTU per kwh generated	
46	Kwh received by respondent	
47	Cost of power received by respondent	
48	Operating Costs	
49	Fixed Costs	
50	Total	

During 1999, Metropolitan Edison Company sold all of its generation assets, excluding York Haven. Information on this page relates only to York Haven Power Company.

701-A CONSTRUCTION OVERHEADS

1. Report below the information called for concerning overheads for the year.
2. List in column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items.
3. On the lower section of this schedule furnish the requested explanatory information concerning construction overheads.
4. A respondent should not report "none" to this schedule if no overhead apportionments are made, but rather should explain on the lower section of this schedule that only such engineering, supervision and administrative costs, etc., which are directly charged to construction, if this is the case. Engineering, supervision, administrative, and interest costs, etc., which are first assigned to a blanket work order and then prorated to construction jobs shall be considered overheads for the purposes of formulating a response to this schedule.
5. Group the data by departments and show separate totals for each department.

Name of overhead (a)	Total overheads cleared to Construction (b)	Cost of construction to which overheads were charged (exclusive of overhead charges) (c)	Percent Overheads to Construction Cost (d)
See page 217 of Metropolitan Edison Company's 2000 FERC Form 1. **Also, See page 217 of York Haven Power Company's 2000 FERC Form 1.**	$	$	
Total			

701-B GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead for plant, explain (a) nature of the engineering, supervisory, or administrative work, etc., the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) percentages applied to different types of construction, (e) basis of differentiation in percentages for different types of construction, and (f) amounts capitalized for each overhead for the year for which this report is submitted.
2. In addition to other information concerning engineering and superintendence or other such overheads, explain whether the amounts treated as overheads include all engineering and superintendence cost or only such portions as are not directly chargeable to specific jobs.
3. For interest during construction state the interest rate used, the basic charges to which applied, in addition to the amounts capitalized for the year for which this report is submitted.

Engineering, Supervision and Administrative - Expenditures for service and expenses of engineers, draftsman and superintendents employed on construction work. All expenses are charged to clearing account work orders.

Materials and Services - Expenditures for services and expenses of materials management, purchasing and stores personnel, exempt materials, small tools and work equipment. Charged to construction based on the related cost of materials and services charged to construction work orders.

Payroll - Pensions, life insurance, hospitalization, workmen's compensation and public liability insurance and payroll taxes. Charged to constuction based on the related payroll costs charged to construction work orders.

Allowance for Funds Used During Construction - Cost of money, net of taxes, charged directly to construction. The AFC rate is applied to individual construction work orders totaling $1 or more which have been under construction for 30 days or more except for purchases of automotive and general plant equipment for which no AFC is charged. The accrual rate is applied to the cumulative monthly construction work order balances, including previously accrued AFC compounded semi-annually.

Outside Professional Services - Expenditures for services and expenses of engineers, management and supervisory personnel. All expenses are directly charged to construction.

702 MISCELLANEOUS GENERAL EXPENSES (Account 930)

Report below the information called for concerning items included in miscellaneous general expenses. Show allocation to other departments, if any.

Line No.	Description of Item (a)	Amount (B)
	See page 335 of Metropolitan Edison Company's 2000 FERC Form 1.	

703 EMPLOYEES & PAYROLL STATISTICS

1. Section A shall be itemized according to the departmental payroll classification maintained by respondent at the end of the year. (For example, executive, accounting, treasury, engineering, etc.)
2. Operation and maintenance, under Section B, shall be summarized according to the functional groups of accounts prescribed in the Uniform Systems of Accounts applicable to respondent.

	Payroll Classification (a)	Number Beginning of year (b)	Number End of year (c)
1	President		
2	Administration & Finance		
3	Public Affairs		
4	Customer Service & Operation		
5	Information & Planning		
6	Power Services		
7	Infrastructure		
8	Development		
9	Resources		
10			
11			
12	**See page 354 and 355 of Metropolitan**		
13	**Edison Company's 2000 Form 1.**		
14			
15			
16			
17			
18	Totals	0	0

B. DISTRIBUTION OF SALARIES AND WAGES FOR YEAR (Omit cents)

	Item (a)	Total (b)	Department Distribution			
			Electric (c)	(d)	(e)	(f)
	Operation (by functional groups):					
19						
20						
21	**See page 354 and 355 of Metropolitan**					
22	**Edison Company's 2000 Form 1.**					
23						
24						
25						
26	Total					
27	Maintenance (by functional groups):					
28						
29						
30						
31						
32						
33	Total					
34	Construction					
35	Plant Removal					
36	Transportation					
37	Stores					
38	Other (Specify)					
39						
40						
41						
42	Grand Total					

704 CLASSIFICATION OF CUSTOMERS, UNITS SOLD AND OPERATING REVENUES BY TARIFF SCHEDULES

1. Show hereunder the details called for concerning Customers, M. C. F. Therms, or K. W. H. (indicate units used) Sold, and Operating Revenues by Tariff Schedules.
2. Group the data by prescribed operating revenue accounts.
3. Column (c) shall reflect the average number of customers during the year based upon such customers during each month of the year.

Line No.	Tariff Pa. PUC Number (a)	Tariff Schedule Code No. or Letter (b)	Number of Customers: Beginning of Year (c)	Number of Customers: End of Year (d)	Number of Customers: Average During Year (e)	Sales During Year: KWH Sold (f)	Sales During Year: Operating Revenues (g)	Sales During Year: KWH per Customer (h)	Revenue: Per Customer (i)	Revenue: Per KWH (j)
1										
2										
3										
4										
5		See page 304 of Metropolitan Edison Company's								
6		2000 FERC Form 1.								
7										
8										
9										
10										
11										
12										
13										
14										
15										
16										
17										
18										
19										
20										
21										
22										
23										
24										
25										
26										
27										
28										
29										
30										
31										
32										
33										
34										
35										
36										
37										
38										
39										

705 TERRITORY CHARTERED AND SERVED

1. Report by counties, all communities within respondent's chartered territory, having a population over 10,000. Classify the remaining communities in each county as "other".

2. Column (b) shall show only that population of the community served by respondent. Indicate by an asterisk in column (c) communities served in part by respondent and by other agencies.

Community (a)	Population Served by Respondent (b)	Also Served By Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency Serving Same Community (e)
See attached schedule				

METROPOLITAN EDISON COMPANY
Territory Chartered & Served - Electric
Detail of PENNSYLVANIA PUC Schedule 705 - 2000

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Adams County				
Abbottstown Boro (Inc.)	539		338	
Arendtsville	693		380	
Bendersville	560		263	
Berwick Township	1,117	*	613	(A)
Biglerville Boro (Inc.)	993		541	
Bonneauville	1,282		476	
Butler Township	1,671	*	880	(A)
Carroll Valley Boro (Inc.)	2	*	1	(I) & (J)
Conewago Township	3,907	*	2,438	(A)
Cumberland	3,905	*	2,067	(A)
East Berlin Boro (Inc.)	1,175		666	
Fairfield	627		335	(A)
Franklin Township	2,482		1,328	(A) & (H)
Freedom	397		198	(A) & (H)
Germany	1,427		759	(A)
Gettysburg Boro (Inc.)	7,025		3,328	
Hamilton Township	938	*	509	(A)
Hamiltonban	880	*	474	(A) & (H)
Highland	373	*	205	(A)
Huntington	1,192	*	624	(A)
Latimore	1,225	*	616	(A)
Littlestown Boro	2,974		1,867	
McSherrystown	2,769		1,371	
Menallen Township	2,225	*	1,134	(A)
Mount Joy	1,322	*	777	
Mount Pleasant	1,525	*	848	(A)
New Oxford Boro	1,617		885	
Oxford Township	2,667	*	1,787	(A)
Reading	1,820	*	1,011	(A)
Straban	3,571	*	1,776	(A)
Tyrone	839	*	550	(A)
Union	1,039	*	702	(A)
York Springs Boro	547		345	
County Total	**55,325**		**30,092**	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Berks County				
Albany Township	1,547		751	
Alsace	3,459		1,641	
Amity	6,434		3,871	
Bally Boro	973		569	
Bechtelsville	884		380	
Bern Township	6,303		2,274	
Bernville Boro	789		427	
Bethel Township	3,676		1,781	
Birdsboro Boro	4,222		2,286	
Boyertown	3,759		2,137	
Brecknock Township	3,770		1,850	
Centerport Boro	284		181	
Centre Township	3,154		1,561	
Colebrookdale	5,469		2,257	
Cumru	10,541	*	4,932	(B)
District	1,211		632	
Douglass	3,570		1,321	
Earl	3,016		1,383	
Exeter	17,260		9,256	
Fleetwood Boro	3,478		1,876	
Greenwich Township	2,977		1,443	
Hamburg Boro	3,987		2,292	
Hereford Township	3,026		1,136	
Jefferson	1,410		636	
Kenhorst Boro	2,918		1,388	
Kutztown Borough			14	
Laureldale	3,726		1,806	
Leesport	1,270		864	
Lenhartsville	195		105	
Longswamp Townshp	5,387		2,069	
Lower Alsace	4,627		2,170	
Lyons Boro	499		271	
MaidencreekTownship	3,397		2,814	
Marion	1,415		618	
Maxatawny	5,724		1,665	
Mohnton Boro	2,484		1,399	
Mount Penn	2,883		1,480	
Muhlenberg Township	12,636		7,449	
North Heidelberg	1,288		572	
Oley	3,362		1,731	
Ontelaunee	1,359		938	
Penn	1,831		848	
Perry Township	2,516		1,160	
Pike	1,359		677	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Berks County (continued)				
Reading City	78,380		34,704	
Richmond Township	3,439		1,630	
Robeson	5,972		2,812	
Rockland	2,675		1,484	
Ruscombmanor	3,129		1,624	
Shillington Boro	533	*	237	(B)
Shoemakersville	1,443		743	
Sinking Spring Borough			4	
Spring Township	547	*	230	(B)
St. Lawrence Boro	1,542		895	
Strausstown	353		183	
Temple	1,491		894	
Tilden Township	2,622		1,441	
Topton Boro	1,987		961	
Tulpehocken Township	2,843		1,225	
Union	3,440		1,369	
Upper Bern	1,458		811	
Upper Tulpehocken	1,289		680	
Washington	2,799		1,374	
West Reading Boro	4,142		2,080	
Windsor Township	2,101		1,034	
Womelsdorf Boro	116		54	(B)
Wyomissing	1,854	*	866	(B)
County Total	278,230		134,246	
Bucks County				
Bridgeton Township	1,378		730	
Durham	1,209		506	
Nockamixon	3,329		1,711	
Riegelsville Boro	912		516	
Tinicum Township	4,167		2,208	
County Total	10,995		5,671	
Chester County				
Warwick Township	2,575		1,258	
Cumberland County				
Cooke Township	90		414	
Dickinson	1,964	*	1,648	(B)
Monroe	3,195	*	2,333	(B)
Mount Holly Springs Boro	1,925		1,039	
South Middletown Township	5,000	*	4,423	(A) & (B)
Upper Allen	18	*	11	
County Total	12,192		9,868	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Dauphin County				
Conewago Township	2,832		1,239	
East Hanover	4,569		2,329	
Londonderry	4,926		2,792	
Lower Swatara	336	*	161	(B)
Middletown Boro		*	28	(C)
Royalton		*	1	(D)
County Total	**12,663**		**6,550**	
Lancaster County				
Adamstown Boro	1,108		545	
Brecknock Township	26	*	10	(B)
Conoy	2,687		1,255	
County Total	**3,821**		**1,810**	
Lebanon County				
Annville Township	4,294		1,715	
Bethel	4,343		1,969	
Cleona Boro	2,322		1,064	
Cornwall Boro	3,231		1,327	
East Hanover Township	3,058		1,286	
Heidelberg	412	*	178	(B)
Jackson	5,732		2,700	
Jonestown Boro	931		539	
Lebanon City	24,800		11,853	
Mount Gretna Boro	303		261	
Myerstown	3,236		1,501	
North Annville Township	2,441		1,087	
North Cornwall	4,886		2,899	
North Lebanon	9,741		4,367	
North Londonderry	5,630		2,881	
Palmyra Boro	6,910		3,813	
Richland	47	*	27	(B)
South Annville Township	3,008		1,247	
South Lebanon	7,491		3,482	
South Londonderry	4,502		2,386	
Swatara	3,318		1,631	
Union	2,755		1,304	
West Cornwall	1,996		1,102	
West Lebanon	872		412	
County Total	**106,259**		**51,031**	

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
Lehigh County				
Low Hill Township	52	*	33	(B)
Lynn	3,220		1,671	
Weisenberg	3,246		1,712	
County Total	**6,518**		**3,416**	
Monroe County				
Delaware Water Gap Boro	733		456	
East Stroudsburg	1,756	*	1,381	(B)
Hamilton Township	4,913	*	3,700	(B)
Middle Smithfield	6,382		6,687	
Price	51	*	50	(B)
Ross	3,696		2,076	
Smithfield	4,692		3,425	
Stroud	2,767	*	2,249	(B)
Stroudsburg Boro	654	*	476	(B)
County Total	**25,644**		**20,500**	
Montgomery County				
Douglass Township	7,048		4,118	
Lower Pottsgrove	2,768	*	1,496	(E)
New Hanover	5,956		2,769	
Pottstown Borough			14	
Upper Pottsgrove	1,462	*	787	(E)
County Total	**17,234**		**9,184**	
Northampton County				
Bangor Boro	5,383		2,648	
Bath	2,358		1,276	
Bushkill Township	3,575	*	2,018	(B)
Chapman Boro	254		92	
East Allen Township	1,971	*	1,018	(B)
East Bangor Boro	1,006		431	
Easton City	26,276		11,181	
Forks Township	5,732	*	3,694	(B)
Glendon Boro	391		162	
Lehigh Township	1,510	*	721	(B)
Lower Mt. Bethel	1,935	*	950	(B)
Lower Nazareth	956	*	490	(B)
Moore	5,138	*	2,508	(B)
Nazareth Boro	6,416	*	2,921	(B)
Palmer Township	13,854	*	7,631	(B)
Pen Argyl Boro	3,731	*	1,701	(B)

County and City, Borough or Township and Community (a)	Estimated Population Served by Respondent (b)	Also Served by Others (c)	Number of Customers Served by Respondent (d)	Name of Other Agency (e)
Northampton County (continued)				
Plainfield Township	4,703	*	2,392	(B)
Portland Boro	516		439	
Roseto	1,555		733	
Stockerton	80	*	39	(B)
Upper Mt. Bethel Township	5,476		2,779	
Upper Nazareth	2,631	*	1,571	(B)
Washington	3,680	*	1,809	(B)
West Easton Boro	1,163		542	
Williams Township	3,128	*	1,567	(B)
Wilson Boro	7,830		3,693	
Wind Gap	2,741		1,618	
County Total	**113,989**		**56,624**	
Pike County				
Delaware Township	3,527		3,795	
Dingman	4,591		3,991	
Lehman	3,055		5,379	
County Total	**11,173**		**13,165**	
York County				
Carroll Township	3,287		2,043	
Chanceford	5,026		2,396	
Codoris	3,653		1,214	
Conewago	4,314	*	2,171	(A)
Cross Roads Boro	322		186	
Dallastown	3,974		2,007	
Dillsburg	1,925		1,196	
Dover	1,884		5,607	
Dover Township	12,592	*	1,993	(A)
East Hopewell	898	*	480	(A)
East Manchester	3,714		2,255	
Fairview	1,595	*	916	(A) & (B)
Fawn	1,162	*	696	(A) & (E)
Fawn Grove Boro	489		266	
Felton	438		222	
Franklin Township	3,403	*	1,841	(A)
Franklintown Boro	373		223	
Glen Rock	1,688		835	
Goldsboro		*	2	(F)
Hallam	1,375		778	
Hanover Boro	14,399		8,134	
Heidelberg Township	1,434	*	733	(A)

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)
York County (continued)				
Hellam	4,555	*	2,518	(B)
Hopewell	2,221	*	1,695	(A)
Jackson	4,920	*	2,213	(A)
Jacobus Boro	1,370		577	
Jefferson	675		298	
Lewisberry		*	4	(G)
Loganville	954		429	
Lower Windsor	3,452	*	1,822	(B)
Manchester Boro (Inc.)	1,830		1,419	
Manchester Township	8,635	*	5,813	(A)
Manheim	889	*	508	(A)
Monaghan Township	1,776	*	964	(A) & (B)
Mount Wolf Boro (Inc.)	1,365		630	
New Freedom	2,920		1,621	
New Salem	669		220	
Newberry Township	12,003		6,150	
North Codorus	5,156	*	2,640	(A)
North Hopewell	1,010	*	543	(A)
North York Boro (Inc.)	1,689		886	
Paradise Township	2,078	*	1,166	(A)
Penn	1,010	*	5,997	(A)
Railroad Boro (Inc.)	317		141	
Red Lion	6,130		3,005	
Seven Valleys	483		245	
Shrewsbury	2,672		1,561	
Shrewsbury Township	4,399	*	2,351	(A)
Spring Garden	11,207		5,056	
Spring Grove Boro (Inc.)	1,863		1019	
Springettsbury Township	21,564		11,059	
Springfield	3,041	*	1,484	(A)
Stewartstown Boro (Inc.)	1,308		812	
WarringtonTownship	2,538	*	1,264	(A)
Washington	1,390	*	766	(A)
WellsvilleBoro (Inc.)	304		146	
West ManchesterTownship	15,724	*	8,305	(A)
West Manheim	4,590		1,673	(A)
West YorkBoro (Inc.)	4,283		2,142	
Windsor	1,355		563	
WindsorTownship	9,424		5,193	(A)
WinterstownBoro (Inc.)	581		220	
Wrightsville	36	*	20	(B)
Yoe	947		468	
YorkCity	42,192		19,070	
YorkTownship	19,674	*	11,152	(A)
YorkanaBoro (Inc.)	285		127	
York Haven	758		369	
County Total	**294,187**		**152,518**	
COMPANY TOTAL	**950,805**		**495,933**	
ROUNDED	**950,800**			

County and City, Borough or Township and Community	Estimated Population Served by Respondent	Also Served by Others	Number of Customers Served by Respondent	Name of Other Agency
(a)	(b)	(c)	(d)	(e)

A) Allegheny Electric Cooperative, Inc.
(B) Pennsylvania Power & Light Company
(C) Boro of Middletown
(D) Boro of Royalton
(E) Philadelphia Electric Company
(F) Boro of Goldsboro
(G) Boro of Lewisberry
(H) South Penn Power Co.
(I) West Penn Power Co.
(J) Adams Electric Cooperative

State of New Jersey)
) SS
County of Morris)

We the undersigned P.E. Maricondo, Comptroller
(NAME OF PRESIDENT OR OTHER CHIEF OFFICER) (TITLE)

and P. R. Chatman Assistant Comptroller
(NAME OF OFFICER IN CHARGE OF ACCOUNTS) (TITLE)

of Metropolitan Edison Company and Subsidiary ,

on our oath do severally say that the foregoing return has been prepared, under our direction, from the original books, papers and records of said company; that we have carefully examined the same and declare the same to be a complete and correct statement of the business and affairs of said company in respect to each and every matter and thing therein set forth to the best of our knowledge, information and belief; and we further say that no deductions were made before stating the gross earnings or receipts herein set forth except those shown in the foregoing accounts; and that the accounts and figures contained in the foregoing return embrace all of the financial transactions of said company during the period for which said return is made.

(PRESIDENT OR OTHER CHIEF OFFICER)
P.E. Maricondo, Comptroller

(NAME AND TITLE OF OFFICER
IN CHARGE OF THE ACCOUNTS)
P. R. Chatman, Assistant Comptroller

Subscribed and sworn to before me
this 23rd day of April, 2001

My commission expires

BARBARA E. JOST
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES AUGUST 12, 2004